Form 20-F
period 2001-12-31
GENERAL GEOPHYSICS CO
filed 2002-05-03
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2001 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from to Commission File Number

Compagnie Générale de Géophysique
(Exact name of registrant as specified in its charter)

General Company of Geophysics

(Translation of registrant’s name into English)

Republic of France

(Jurisdiction of incorporation or organization)

1, rue Léon Migaux

91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Receipts representing Ordinary Shares, nominal value €2 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

10 5/8% Senior Notes due 2007

(Title of class)

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

          11,680,718 Ordinary Shares, nominal value €2 per share

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes ☒                      No ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                  Item 18 ☒

PRESENTATION OF INFORMATION

      In this annual report, references to “United States” or “U.S.” are to the United States of America, references to “U.S. dollars”, “$” or “U.S.$” are to United States dollars, references to “France” are to the Republic of France, references to “francs” or “FF” are to French francs and references to “Euro” or “€” are to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty Establishing the European Union.

      We present our consolidated financial statements in euro. We presented our consolidated financial statements in French francs for periods through December 31, 2000; however, we have adopted the euro as our reporting currency for the periods after January 1, 2001. We have restated our 2000, 1999, 1998 and 1997 annual consolidated financial statements in euro at the fixed exchange rate of €1.00 = FF 6.55957. Although these statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the financial statements of other companies originally reported in a currency other than the French franc and subsequently restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison of our financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could be materially different from a comparison of our financial statements and those of another company as translated into euro.

      For your convenience, we have also presented U.S. dollar amounts for the year ended December 31, 2001, calculated at a rate of €1.00 = U.S.$ 0.8901, which is the equivalent of the Noon Buying Rate in New York City for euro on December 31, 2001. This does not mean that we actually converted these amounts into U.S. dollars at that rate, and you should not assume that they could have been converted at that or any other rate.

      Beginning with the financial statements for fiscal year 2001 and for future fiscal years, we have adopted French GAAP for reporting of our primary financial statements. We have also provided a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. We have also adopted French GAAP for the primary financial statements to be contained in our quarterly reports, in which we intend to include a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us, and a reconciliation of selected items to U.S. GAAP.

      For each of the fiscal years 1997, 1998, 1999 and 2000, we published financial statements and notes thereto prepared in accordance with French GAAP for purposes of our reporting obligations in France (as is required by French law) and with U.S. GAAP for purposes of our reporting obligations under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). For those fiscal years there were no material differences between French GAAP and U.S. GAAP; however, for the fiscal year 2001, there were material differences related to derivative instruments and hedging activities. We believe that the use of a single set of accounting principles prevents any confusion that may be generated by the simultaneous publication of two different sets of financial statements and notes thereto.

      Unless otherwise indicated, statements in this annual report relating to market share, ranking and data are derived from management estimates based, in part, on independent industry publications, reports by market research firms or other published independent sources. Any discrepancies in any table between totals and the sums of the amounts listed in such table are due to rounding.

      As used in this annual report “CGG”, “we”, “us” and “our” means Compagnie Générale de Géophysique and its subsidiaries, except as otherwise indicated.

FORWARD-LOOKING STATEMENTS

      This annual report includes forward-looking statements, including, without limitation, certain statements made in the sections entitled “Business” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements on our current views and assumptions about future events.

      These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

      We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

Item 1:      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

Item 2:     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

Item 3:     KEY INFORMATION

Selected Financial Data

      The table below sets forth selected consolidated financial and operating data as of and for each of the five years in the period ended December 31, 2001, which should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and “Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data for each of the years in the five-year period ended December 31, 2001 have been derived from our audited consolidated financial statements prepared in accordance with French generally accepted accounting principles (“GAAP”), which differ in certain respects from U.S. GAAP.

      Beginning with the financial statements for fiscal year 2001 and for future fiscal years, we have adopted French GAAP for reporting of our primary financial statements. We have also provided a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. We have also adopted French GAAP for the primary financial statements to be contained in our quarterly reports, in which we intend to include a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us, and a reconciliation of selected items to U.S. GAAP.

      For each of the fiscal years 1997, 1998, 1999 and 2000, we published financial statements and notes thereto prepared in accordance with French GAAP for purposes of our reporting obligations in France (as is required by French law) and with U.S. GAAP for purposes of our reporting obligations under the Exchange Act. For those fiscal years there were no material differences between French GAAP and U.S. GAAP; however, for the fiscal year 2001, there were material differences related to derivative instruments and hedging activities. We believe that the use of a single set of accounting principles prevents any confusion that may be generated by the simultaneous publication of two different sets of financial statements and notes thereto.

      See Notes 25, 26 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report for a description of the principal differences between French GAAP and U.S. GAAP as they relate to us and for a reconciliation to U.S. GAAP of net income and shareholders’ equity.

	As of and for the year ended December 31,

	2001	2001	2000	1999	1998	1997

	U.S.$(1)	€	€	€	€	€

	(in millions, except per share and Operating Data)
Statement of Operations Data:
Amounts in accordance with French GAAP:
Operating revenues	714.7	802.9	695.3	506.7	623.0	700.2
Cost of operations	(571.2)	(641.7)	(579.9)	(460.9)	(492.1)	(551.4)
Gross profit	143.5	161.2	115.4	45.8	130.9	148.8
Research and development expenses, net	(31.4)	(35.3)	(26.9)	(24.6)	(27.2)	(20.3)
Selling, general and administrative expenses	(81.3)	(91.3)	(87.9)	(79.7)	(79.1)	(75.8)
Other revenues (expenses)	12.2	13.7	13.5	2.4	(38.5)	0.9
Operating income (loss)	43.0	48.3	14.1	(56.1)	(13.9)	53.6
Interest and other financial income and expense, net	(20.5)	(23.0)	(15.9)	(9.6)	(5.0)	(6.0)
Exchange gains (losses), net	(1.2)	(1.4)	(5.8)	(3.4)	(3.8)	(8.0)
Equity in income (losses) of investees	7.8	8.8	2.6	0.7	(0.6)	(2.7)
Income (loss) before income taxes and minority interest	29.1	32.7	(5.0)	(68.4)	(23.3)	36.9
Income taxes	(15.0)	(16.8)	(10.6)	(7.8)	(9.1)	(12.2)
Minority interest	(0.2)	(0.2)	3.6	9.7	(4.6)	(1.3)
Net income (loss)	13.9	15.7	(12.0)	(66.5)	(37.0)	23.4
Per share amounts: Basic(2)	1.20	1.35	(1.28)	(12.51)	(7.30)	5.08
Diluted(2)	1.20	1.35	(1.28)	(12.51)	(7.30)	4.92
Amounts in accordance with U.S. GAAP:
Operating revenues	707.6	795.0	695.3	506.7	623.0	700.2
Operating income (loss)	43.3	48.6	14.1	(56.1)	(13.9)	53.6
Net income (loss)	8.3	9.3	(12.0)	(66.5)	(37.0)	23.4
Per share amounts: Basic(2)	0.71	0.80	(1.28)	(12.51)	(7.30)	5.08
Diluted(3)	0.71	0.80	(1.28)	(12.51)	(7.30)	4.92
Balance Sheet Data:
Amounts in accordance with French GAAP:
Cash and cash equivalents	50.5	56.7	60.1	64.5	30.0	92.0
Working capital(4)	170.6	191.8	180.3	86.8	71.1	100.3
Property, plant and equipment, net	249.9	280.7	140.7	160.6	144.0	117.9
Multi-client data library	81.7	91.9	77.5	55.2	23.8	10.1
Total assets	903.0	1,014.4	839.3	685.5	508.4	558.9
Total long-term debt(5)	248.8	279.5	251.8	156.5	95.2	99.9
Shareholders’ equity	411.9	462.8	320.7	269.5	166.9	205.7
Amounts in accordance with U.S. GAAP:
Total assets	897.2	1,008.0	839.3	685.5	508.4	558.9
Total long-term debt(5)	248.8	279.5	251.8	156.5	95.2	99.9
Shareholders’ equity	406.2	456.4	320.7	269.5	166.9	205.7

	As of and for the year ended December 31,

	2001	2001	2000	1999	1998	1997

	U.S.$(1)	€	€	€	€	€

	(in millions, except per share and Operating Data)
Other Historical Financial Data and Ratios:
Amounts derived from French GAAP data:
EBITDA(6)	168.7	189.5	146.7	33.9	112.2	132.2
Adjusted EBITDA(7)	178.5	200.5	150.5	37.6	107.4	134.9
Adjusted EBITDA/Net interest expense	8.7x	8.7x	9.5x	3.9x	21.5x	22.5x
Capital expenditures	49.0	55.0	39.5	57.1	89.1	62.9
Investments in multi-client data library	70.2	78.8	92.5	56.8	33.8	27.9
Ratio of earnings to fixed charges(8)	2.0x	2.0x	—	—	—	7.6x
Amounts derived from U.S. GAAP data:
EBITDA(6)	170.4	191.4	146.7	33.9	112.2	132.2
Operating Data (at end of period):
Land crews in operation	12	12	20	16	24	26
Streamers in operation	48	48	30	27	18	18
Data processing centers in operation	26	26	25	22	19	17

(1)	U.S. dollar amounts have been translated solely for the convenience of the reader as of and for the year ended December 31, 2001, at an exchange rate of €1.00 = U.S.$0.8901, the equivalent of the Noon Buying Rate in New York City for Euro on December 31, 2001.

(2)	Basic per share amounts have been calculated on the basis of 11,609,393 issued and outstanding shares in 2001, 9,389,214 issued and outstanding shares in 2000, 5,314,905 issued and outstanding shares in 1999, 5,069,948 issued and outstanding shares in 1998 and 4,605,471 issued and outstanding shares in 1997.

(3)	Diluted per share amounts have been calculated on the basis of 11,609,393 issued and outstanding shares in 2001, 9,485,053 issued and outstanding shares in 2000, 5,330,652 issued and outstanding shares in 1999, 5,226,115 issued and outstanding shares in 1998 and 4,751,468 issued and outstanding shares in 1997. In 2001, the effects of stock options were not dilutive (treasury stock method).

(4)	Consists of trade accounts and notes receivable, inventories and work-in-progress and other current assets less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers and other current liabilities.

(5)	“Total long-term debt” means total long-term debt, including current maturities, capital leases and accrued interest.

(6)	“EBITDA” is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation and amortization. EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDA differently than we do. EBITDA is not a measure of financial performance under French GAAP or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP or U.S. GAAP.

(7)	“Adjusted EBITDA” is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies.

(8)	The term “earnings” is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. The term “fixed charges” means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term “preference security dividend” is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations. The deficiency of earnings to fixed charges was €7.6 million for the year ended December 31, 2000, €69.1 million for the year ended December 31, 1999 and €22.7 million for the year ended December 31, 1998.

The European Monetary System

      Under the Treaty on European Union negotiated at Maastricht, The Netherlands, in 1991 (the “Maastricht Treaty”) and signed by the then 12 EU Member States in early 1992, the European Monetary Union (the “EMU”), with a single European currency under the monetary control of the European Central Bank, was introduced. On January 1, 1999, the last stage of the EMU came into effect with the adoption of fixed exchange rates between national currencies and the euro. On January 1, 2002, the euro became the official currency of the following 12 EU Member States: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. As a result, national currencies (including the French franc) ceased to exist during the first quarter of 2002, after transition periods during which national currencies of such Member States and the euro co-existed.

      The establishment of the EMU may have a significant effect on the economies of the participant countries. Whereas the introduction of the euro has eliminated exchange rate risks in respect of the currencies of those member states that have adopted the euro, there can be no assurance as to the relative strength of the euro against other currencies.

Exchange Rates

      The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the French franc for the years 1997 and 1998, expressed in French francs per U.S. dollar, and for the euro since 1999, expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). Such rates are provided solely for convenience and no representation is made that French francs or euro were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. Such rates were not used by us in the preparation of our audited consolidated financial statements included elsewhere in this annual report. The Noon Buying Rate on April 15, 2002 was U.S.$0.8802 per euro.

      U.S. dollar translations included for convenience throughout this annual report for dates other than the last day of the periods presented above have been made at the Noon Buying Rates on such dates.

	French francs				Euro

Year ended December 31,	Period-end	High	Low	Average(1)	Period-end	High	Low	Average(1)

1997	6.02	6.35	5.19	5.85	—	—	—	—
1998	5.59	6.21	5.39	5.90	—	—	—	—
1999	—	—	—	—	1.01	1.18	1.00	1.06
2000	—	—	—	—	0.94	1.03	0.83	0.92
2001	—	—	—	—	0.89	0.95	0.84	0.90

Month

October 2001					—	0.92	0.89	—
November 2001					—	0.91	0.89	—
December 2001					—	0.90	0.88	—
January 2002					—	0.90	0.86	—
February 2002					—	0.88	0.86	—
March 2002					—	0.89	0.86	—

(1)	The average rate is the average of the Noon Buying Rates on the last day of each month in the period.

Capitalization and Indebtedness

      Not applicable.

Reasons for the Offer and Use of Proceeds

      Not applicable.

Risk Factors

We depend on capital expenditures by the oil and gas industry and reductions in such expenditures have had, and may continue to have, a material adverse impact on our business.

      Demand for our products and services has historically been dependent upon the level of capital expenditures by oil and gas companies for exploration, production and development activities. These expenditures are significantly influenced by oil and gas prices. Oil and gas prices may fluctuate based on relatively minor changes in the supply and demand for oil and gas and certain other factors beyond our control. Lower or volatile oil and gas prices tend to limit the demand for our services and products.

      Factors affecting the prices of oil and gas include:

•	level of demand for oil and gas;

•	worldwide political, military and economic conditions, including the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and prices for oil;

•	level of oil and gas production;

•	policies of governments regarding the exploration for and production and development of oil and gas reserves in their territories; and

•	global weather conditions.

      The markets for oil and gas historically have been volatile and are likely to continue to be so in the future.

      Historically, there has been an average lag of six months between recovery in the market for petroleum products and implementation by oil companies of projects requiring seismic services. The significant decline in crude oil prices that began in 1998 caused a substantial decline in demand for our products and services in 1998 and 1999 and materially adversely affected our results of operations for 1998 and 1999. While oil and gas prices have risen since mid-1999, we did not experience a significant increase in demand for our products and services until the fourth quarter of 2000. Since then, demand for seismic services has gradually increased, despite the economic slowdown and lower energy demand of late 2001. Furthermore, the events of September 11, 2001 have created significant uncertainty in the current outlook. In addition to the human toll that was exacted, the events of September 11, 2001 have exacerbated a recent weakening in the global economy that could potentially have an adverse effect on our industry. The dynamics of the global oil and gas market could be further unsettled as the political reaction to September 11, 2001 may possibly affect the Middle Eastern producing region, an area in which we are particularly active. Any sustained effects on worldwide oil and gas demand and prices could reduce exploration and development activities and negatively affect our operations. We cannot assure you as to future oil and gas prices or the resulting level of industry spending for exploration, production and development activities.

We have had operating losses in the past and we cannot assure you that we will be profitable in the future.

      We have recorded net losses each year from 1998 to 2000. In 2001, we recorded a net income of approximately €16 million, marking a return to profitability. We have taken measures designed to respond to the circumstances existing in the industry underlying prior year losses; however, we cannot assure you that the implementation of these actions will be effective in maintaining profitability in future years.

We are subject to intense competition, which could limit our ability to maintain or increase our market share and to maintain our prices at profitable levels.

      Most of our contracts are obtained through a competitive bidding process, which is standard for the industry in which we operate. While no single company competes with us in all of our segments, we are subject to intense competition with respect to each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more data acquisition crews than we do and have substantially greater financial and other resources. In November 2001, Veritas DGC Inc. and Petroleum Geo-Services ASA, our two largest competitors after WesternGeco, announced their intention to merge to form a much larger competitor with greater resources generally. This follows an earlier consolidation in the industry when Schlumberger Ltd. and Baker Hughes Incorporated merged their geophysical activities in 2000 to form WesternGeco. These and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and gas prices and production levels, and changes in government regulations.

We rely on significant customers, so the loss of a single or a few customers could have a material adverse impact on our business.

      A relatively small number of clients account for a significant percentage of our revenues. During 2000, our two largest clients accounted for 8.3% and 8.0%, respectively, of our operating revenues. During 2001, our three largest clients accounted for 7.7%, 7.5% and 5.2% of our operating revenues, respectively. If we were to lose a substantial amount of the business of any of these clients, this could have a material adverse effect on our operating revenues.

Our debt agreements may limit our ability to respond to changes in market conditions or to pursue business opportunities.

      As of December 31, 2001, we had €280 million of long-term debt outstanding and total shareholders’ equity of €463 million. We may need to borrow additional amounts in the future to meet our anticipated working capital and capital expenditure needs. Our syndicated credit facility imposes operating and financial restrictions on our business. These provisions include limitations on our ratios of net debt to equity and net debt to EBITDA and require us to maintain minimum levels of net worth. In addition, certain of these provisions grant liens on our accounts receivable and those of our Sercel S.A. subsidiary. Our 10 5/8% senior notes also contain restrictive covenants, including restrictions on payments and investments, the incurrence of indebtedness, the creation of liens, the entry into sale and leaseback transactions, the issuance and sale of subsidiary stock and the payment of dividends and other payments by certain of our subsidiaries. Many of the restrictions contained in these covenants depend on our ability to meet certain ratios and tests with respect to consolidated interest coverage, total assets and net income. These provisions may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, funds needed capital expenditures, significantly increase research and development expenditures, or withstand a continuing or future downturn in our business.

If we are unable to comply with the restrictions and covenants in our debt agreements, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed.

      If we are unable to comply with the restrictions and covenants in our current or future debt agreements, there would be a default under the terms of these agreements. Our ability to meet our financial ratios and tests may be affected by events beyond our control. As a result, we cannot assure you that we will be able to meet these tests. In the event of a default under these agreements, our lenders could terminate their commitments to lend to us or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, we cannot assure you that our assets would be sufficient to repay in full all of our indebtedness, including the notes, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.

      We invest significant amounts in acquiring and processing seismic data that we own. By making such investments, we assume the risk that:

•	we may not fully recover the costs of the data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors. Many of these factors are beyond our control. In addition, the timing of these sales can vary greatly from period to period. Technological or regulatory changes or other developments could also adversely affect the value of the data;

•	the value of our multi-client data could be significantly adversely affected if any material adverse change occurred in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data; and

•	any reduction in the market value of such data will require us to write down its recorded value, which could have a significant adverse effect on our results of operations.

We have high levels of fixed costs that will be incurred regardless of our level of business activity.

      Our business has high fixed costs, and downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes can result in significant operating losses.

Technological changes and new products and services are frequently introduced in our market, and our technology could be rendered obsolete by these introductions or we may not be able to develop and produce new and enhanced products on a cost-effective and timely basis.

      Technology changes rapidly, and new and enhanced products are frequently introduced in the market for our products and services, particularly in our equipment manufacturing and data processing and geoscience sectors. Our success depends to a significant extent upon our ability to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with industry demands. While we commit substantial resources to research and development, we cannot assure you that we will not encounter resource constraints or technical or other difficulties that could delay our introduction of new and enhanced products and services in the future. In addition, our continuing development of new products inherently carries the risk of obsolescence with respect to our older products. We cannot assure you that new and enhanced products and services, if introduced, will gain market acceptance or will not be adversely affected by technological changes or product or service introductions.

We depend on attracting and retaining qualified employees to protect our business know-how.

      Our results of operations depend in part upon our business know-how. We believe that protection of our know-how depends in large part on our ability to attract and retain highly skilled and qualified personnel. Any inability of ours in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage and maintain our business and to protect our know-how.

We depend on proprietary technology.

      Our results of operations depend in part upon our proprietary technology. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. In addition, we enter into confidentiality and license agreements with our employees, customers and potential customers and limit access to and distribution of our technology. However, we cannot assure you that actions we take to protect our proprietary rights will be adequate to deter the misappropriation or independent third party development of our technology. Although we have not been involved in any material litigation regarding our intellectual property rights or the possible infringement of intellectual property rights of others, we cannot assure you that such litigation will not be brought in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States.

We are subject to risks related to our international operations that could harm our business and results of operations.

      With operations worldwide, and with a majority of our revenues derived outside of the United States and Western Europe, including emerging markets, our business and results of operations are subject to various risks inherent in international operations. These risks include:

•	instability of foreign economies and governments;

•	risks of war, seizure, renegotiation or nullification of existing contracts; and

•	foreign exchange restrictions, laws and other policies affecting trade and investment.

      While we carry insurance against political risks associated with such operations, in amounts we consider appropriate in accordance with industry practices, we cannot assure you that we will not be subject to material adverse developments with respect to our international operations.

The nature of our business is subject to significant ongoing operating risks for which we may not have adequate insurance or for which we may not be able to procure adequate insurance on economical terms, if at all.

      Our seismic data acquisition activities, particularly in deepwater marine areas, are often conducted under harsh weather and other hazardous conditions and are subject to risks of loss from business interruption, delay or equipment destruction. We carry insurance against the destruction of or damage to our seismic equipment and against business interruption for our data processing activities in amounts we consider appropriate in accordance with industry practice. However, we cannot assure you that our insurance coverage will be adequate in all circumstances or against all hazards, or that we will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

Our results of operations can be significantly affected by currency fluctuations.

      Our operations can be significantly affected by fluctuations in exchange rates, particularly between the euro and the U.S. dollar. We incur a large portion of our operating expenses in currencies other than the currency in which corresponding net sales are generated. In particular, we incur substantial euro operating costs while a substantial majority of our net sales are U.S. dollar-denominated. Appreciation of the euro versus the U.S. dollar makes us less competitive, because our operating costs increase, while depreciation of the euro versus the U.S. dollar makes us more competitive. In addition, for financial reporting purposes, the appreciation of the euro against the U.S. dollar adversely affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euro are stated at a reduced value. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure you that we will be effective or that fluctuations in the value of the currencies in which we operate will not materially affect our results in the future.

Our working capital needs are difficult to forecast and may be subject to significant and rapid increases which could result in additional financing requirements that we may not be able to obtain at all or on satisfactory terms.

      It is difficult for us to predict with certainty our working capital needs. This is due primarily to working capital requirements related to our marine seismic acquisition business and related to the development and introduction of new lines of geophysical equipment products. We may therefore be subject to significant and rapid increases in our working capital needs that we may have difficulty financing on satisfactory terms or at all due to limitations in our existing debt agreements.

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.

      We have a significant amount of debt. As of December 31, 2001, our total consolidated long-term debt, consolidated total assets and shareholders’ equity were €280 million, €1.014 billion and €463 million, respectively. Although our ratio of earnings to fixed charges was 2.0 for the year ended December 31, 2001, earnings before fixed charges were inadequate to cover fixed charges by approximately €8 million for the year ended December 31, 2000. We cannot assure you we will be able to generate earnings to cover fixed charges in future years.

      Our substantial debt could have important consequences to you. For example, it could

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds.

      Failing to comply with restrictive covenants in our loan agreements or the indenture relating to our senior notes could result in an event of default that, if not cured or waived, could have a material adverse effect on us.

Despite current debt levels, we and our subsidiaries may still be able to incur substantially more debt.

      We and our subsidiaries may be able to incur substantial additional debt (including secured debt) in the future. As of December 31, 2001, we had €20 million (U.S.$18 million) outstanding borrowings under our syndicated credit facility and availability of U.S.$72 million under all credit facilities. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we, and they, now face could intensify.

Item 4:     INFORMATION ON THE COMPANY

History and Development of the Company

      We were established in 1931 to market geophysical techniques for appraising underground geological resources. Since that time we have gradually come to specialize in seismic techniques adapted to exploration for and production of oil and gas, while continuing to carry on other geophysical activities. Compagnie Générale de Géophysique is the parent company of the CGG group. We are a société anonyme incorporated under the laws of the Republic of France and operating under the French Code de commerce. Our registered office is 1, rue Léon Migaux, 91341 Massy, France. Our telephone number is (33) 1 64 47 3000.

      Over the course of 2000 and 2001, we completed four acquisitions which are fully described under “Operating and Financial Review and Prospects — Acquisitions and Dispositions” in Item 5, and elsewhere in this annual report.

      On February 8, 2002, we issued $55 million aggregate principal amount of 10 5/8% Senior Notes due 2007 in the international capital markets, a re-opening of a U.S.$170 million issuance of senior notes on November 22, 2000. We used the approximately U.S.$52.5 million of net proceeds to repay approximately $22 million of outstanding indebtedness under our existing syndicated credit facility and to repay approximately $10 million in other long-term revolving debt, with the balance to be used for general corporate purposes.

      For a description of our principal capital expenditures and divestitures, please see item 5.

Business Overview

      We are a leading international provider of geophysical services and a leading manufacturer of geophysical equipment. We provide geophysical services principally to oil and gas companies that use seismic imaging to help explore for, develop and manage oil and gas reserves by:

•	identifying new areas where subsurface conditions are favorable for the accumulation of oil and gas;

•	determining the size and structure of previously identified oil and gas fields; and

•	optimizing development and production of oil and gas reserves (reservoir management).

      We sell our geophysical equipment primarily to other geophysical service companies.

      Our operations are organized into two main segments: Services and Products. Services accounted for 64% and Products accounted for 36% of our consolidated revenues for the year ended December 31, 2001. We generate revenues on a worldwide basis. For the year ended December 31, 2001, 37% of our consolidated revenues were from the Americas, 27% from the Middle East and the Asia-Pacific region, 22% from Europe and CIS, and 14% from Africa.

Industry Conditions

      Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production, development and field management activities. This spending depends in part on present and expected future oil and gas prices. Early 1999 was characterized by depressed oil prices, which resulted in lower levels of cash flow for oil and gas companies and lower spending on exploration and production, including geophysical services. Oil and gas prices increased significantly from mid-1999 through 2000, resulting in a modest increase in spending on geophysical services by our clients. In early 2001, economic conditions in Europe and the United States began to deteriorate, and oil and gas prices declined. The events of September 11, 2001 compounded the worsening economic climate. These conditions, in turn, resulted in a reduction in energy demand and downward pressure on energy prices, particularly gas in North America, as well as oil worldwide. Nevertheless, the seismic industry market continued its recovery, albeit at a slower rate. We believe that this resilience resulted in particular from the necessity for the oil and gas industry to replace reserves which otherwise are currently being depleted at a rate estimated by industry analysts at 5 to 10% per year for the major oil and gas operators.

      The oil and gas industry has increasingly relied on the use of 3D seismic data that has fueled the growth and demand for geophysical services. The greater precision and improved subsurface resolution obtainable from 3D seismic data, combined with advanced processing techniques, have assisted oil and gas companies in finding new fields and more accurately delineating existing fields. These improved technologies have been key factors in improving drilling success ratios and lowering finding and field extension costs. Advanced 4D technology (using time as the fourth dimension) is also enhancing production monitoring methodologies and the management of existing oil and gas reservoirs by recording fluid movement in the reservoir. In addition, advances in technology have significantly reduced the size, weight, cost and power requirements of seismic data acquisition systems and increased the quality and quantity of data available to geoscientists. These improved technologies, coupled with advances in drilling and completion techniques, are significantly enhancing the ability of oil and gas companies to explore for, develop and manage oil and gas reserves cost-effectively.

Business Strategy

      We intend to continue to strengthen our competitive position in the global geophysical services and products markets by capitalizing on growth opportunities resulting from both the application of new technologies in every sector of our business — from exploration to production and reservoir management — and from our diversified geographic presence.

      To achieve our objective we have adopted the following strategies:

     Focus on Growth Areas for Geophysical Services

      We believe that through continued enhancement of our proprietary seismic data recording equipment and software, we will remain among the leading providers of 3D land seismic surveys. We believe that our proprietary equipment and software provide us with a competitive advantage in specific growth markets, such as data acquisition in transition zones and difficult terrain, where recent technological advances have made seismic acquisition more feasible. We intend to focus on developing our technological capabilities in emerging markets for geophysical services, such as reservoir appraisal and production monitoring. We believe that, due to our extensive international experience, we also have a competitive advantage in certain geographic markets such as Europe, Africa, the Middle East and Latin America, where we have been operating longer than many of our competitors. We also believe that we have unique experience and expertise in complex land acquisition projects, a market that we expect will grow within the next several years.

      We plan to continue developing our marine acquisition services to strengthen our position in this market segment. We significantly upgraded our fleet capacity with the launch in 1999 of the CGG Alizé and the acquisition in January 2001 of two marine seismic vessels from Aker. We will further improve our capacity with the upgrade of the CGG Mistral, which we expect to be complete in the second half of 2002. We intend to strengthen our position in the marine seismic market for non-exclusive data by further developing our non-exclusive data library. We believe that a strong position in this market segment is vital to enhance further our global competitive position, as it will permit us to adapt to current market demand and will provide opportunities for significant future sales. Our policy is to develop our non-exclusive data library, while carefully selecting survey opportunities in order to monitor our investment closely.

      Given the growing importance of geophysics in reservoir characterization, we intend to further develop the synergies between our data processing and reservoir services. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated services. We also intend to increase our processing capability in developing disciplines, such as lithology prediction (identification of the rock layers covering and surrounding the oil trap), as well as applications relating to reservoir description and monitoring, including 3D pre-stack depth imaging, multi-component and 4D studies. We also plan to continue promoting and developing our dedicated processing center services within our clients’ offices.

     Develop Technological Synergies for Products and Capitalize on New Generation Equipment

      Sercel is the leading producer of land, marine and subsea geophysical equipment. We plan to continue developing synergies among the technologies available within Sercel and to capitalize fully on our position as a market leader. Through internal expenditures on research and development and acquisition of established technology, we seek to improve existing products and maintain an active new product development program in all segments of the geophysical equipment market (land, marine and ocean-bottom).

     Develop and Utilize Innovative Technology

      We believe that growth in demand for geophysical services will continue to be driven by the development of new technologies. We expect multi-component (3C/4C) surveys and time-lapse (4D) surveys to become increasingly important for new production related applications, particularly in the marine sector, as well as specialized recording equipment for difficult terrain in land acquisition. We believe that to remain competitive, geophysical services companies will need to combine advanced data acquisition technology with consistently improving processing capacity in order to reduce further delivery times for seismic services. Our strategy is to take advantage of our leading technology and our ability to integrate our full range of services to enhance our position as a market leader in:

•	land and transition zone seismic data acquisition applications;

•	innovative marine or subsea acquisition systems and services;

•	seismic data processing and reservoir services; and

•	manufacturing of land, marine and subsea data acquisition equipment.

      In this respect, we intend to continue our high level of research and development investment to reinforce our technological leadership.

     Emphasize Client Service

      We believe it is important to operate in close proximity to our clients to develop a better understanding of their individual needs and to add measurable value to their business process. We respond to these needs by creating new products or product enhancements that improve the quality of data and reduce the data delivery time to clients. Our regional multi-client and dedicated data processing centers in our clients’ offices provide us with an advantage in identifying contract opportunities, optimizing service to clients and developing products responsive to new market demands, such as seismic techniques applied to reservoir management. We believe that we are well positioned to benefit from the industry trend towards increased outsourcing that is leading oil and gas companies to place greater emphasis on relationships and service quality, including health, safety and protection of the environment, in their selection of geophysical services providers. We will continue to monitor our strategy towards service to clients through:

•	tailoring our data acquisition operations to meet specific client demands;

•	expanding regional multi-client and dedicated on-site processing centers;

•	recruiting and training customer-oriented service staff;

•	organizing client training seminars focused on our products and services;

•	developing easy access to our multi-client data library through the increasing application of e-business technologies;

•	developing corporate contracts with our main clients;

•	taking advantage of the possibilities created by the development of e-business technologies to reinforce our marketing efforts;

•	gaining access to new markets, such as subsea and newly opening territories; and

•	reinforcing client satisfaction.

     Provide Integrated Services

      We are committed to providing clients with a full array of seismic data services from acquisition and processing to data interpretation and management. We believe that integration of compatible technology and equipment increases the accuracy of data acquisition and processing, enhances the quality of our client service and thereby improves productivity in oil and gas exploration and production. Our clients increasingly seek integrated solutions to better evaluate known reserves and improve the ratio of recoverable hydrocarbons from producing fields. We are continuing to develop our ability to provide geoscience solutions through a combination of various exploration and production services, including technical data management, reservoir characterization and interpretation of well information.

Operating Revenues Data

     Revenues by Activity

      The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Year ended December 31,

	2001		2000		1999

	(in € millions, except percentages)
Land SBU	202	25%	197	28%	205	40%
Offshore SBU	202	25	151	22	77	15
Processing & Reservoir SBU	108	14	111	16	110	22
Airborne Geophysics	—	—	—	—	21	4

Total Services	512	64%	459	66%	413	81%
Products	291	36	236	34	94	19

Total	803	100%	695	100%	507	100%

     Revenues by Region

      The following table sets forth our consolidated operating revenues by region (by location of customer), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Year ended December 31,

	2001		2000		1999

	(in € millions, except percentages)
Americas	294	37%	263	38%	169	33%
Asia-Pacific/ Middle East	215	27	201	29	116	23
Europe and CIS	180	22	105	15	92	18
Africa	114	14	126	18	130	26

Total	803	100%	695	100%	507	100%

Services

      Our services are organized into three SBUs for increased efficiency. We have established a network of country managers responsible for promoting our entire spectrum of products and services in our main markets, focusing on providing comprehensive solutions to client problems. We believe that our capacity to provide integrated geophysical services is a significant competitive advantage and will help us to implement all components of our strategy.

     Land SBU

      We are a leading land seismic contractor outside of North America. At December 31, 2001, we had 12 land crews performing specialized 3D and 2D seismic surveys. Revenues from our Land SBU accounted for 28% and 25% of our revenues in 2000 and 2001, respectively.

      Land Seismic Acquisition. Land seismic acquisition includes all seismic surveying techniques where the recording sensor is either in direct contact with, or in close proximity to, the ground. Our Land SBU offers integrated services, including the acquisition and processing of seismic data on land, in transition zones and on the ocean floor (seabed surveys). We believe that our expertise in harsh environments, environmentally sensitive areas and transition zones provides us with a competitive advantage in our principal markets — Europe, Africa, the Middle East, Asia and Latin America. These areas present higher barriers to entry and are less sensitive to pricing competition due to difficult working environments and the complexity of the projects. In Saudi Arabia, our land seismic acquisition activities are conducted through Arabian Geophysical & Surveying Co. (“Argas”), a joint venture owned 49% by us and 51% by Petromin our local partner.

      Description of Activity. Seismic surveying on land is carried out by installing geophones linked to digital recorders that are used to receive the signals from reflected acoustical waves. Vibroseismic vehicles are the preferred method of generating acoustical waves since the frequency of the waves they emit can be precisely modulated by a computerized system and is less susceptible to noise or error. In difficult terrain or transition zones, however, other methods of generating acoustical waves must be utilized, such as explosives or airguns. For the year 2001, approximately 48% of our land seismic studies used vibroseismic vehicles, 40% used explosives and 12% used airguns.

      Seismic surveying in transition zones and seabeds is carried out by laying cables or other stationary measuring devices on the ocean floor. Ocean bottom cables allow seismic surveys to be conducted in areas not accessible to marine vessels, such as shallow water or the area around drilling platforms. Ocean bottom cables also provide high quality seismic data because they are in direct contact with the ocean floor.

      Our land seismic crews are equipped with advanced proprietary equipment and software used in each stage of the land seismic acquisition process, including:

•	the Sercel 408UL (Sercel’s latest generation equipment) seismic data recorders which feature 24-bit digital recording technology;

•	Geoland quality control software, which is used to verify that the location of field data points during a survey corresponds to their theoretical position;

•	the Sercel VE 432 vibrator electronic control system, used to synchronize and verify the emission of acoustical waves by vibrators; and

•	GeovecteurPlus software, used for on-site processing and quality control of acquired data.

      We believe that our proprietary equipment and software enable us to offer high quality, fully integrated land seismic services. We have pioneered real-time positioning of geophones and seismic sources, quality control of positioning during land surveys, and onsite processing, which together increase the accuracy and efficiency of such surveys.

      One of the challenges inherent in land acquisition surveys is gathering data without disrupting the sensitive ecosystems in which such surveys are frequently located. We have developed a strong position in environmentally sensitive zones, such as mountainous regions, tropical forests and swamps, by following a strict policy of preserving the natural environment to the extent possible. We have designed shallow draft boats and ultra-light drilling equipment to facilitate operations in such sensitive zones. This equipment can be transferred safely and rapidly from one area to another. We also work in conjunction with the local community at site locations, hiring local employees and obtaining necessary local authorizations to alleviate potential opposition to our operations.

      The difficulty of access to survey sites is a major factor in determining the number of personnel required to carry out a survey and the cost of a survey. Fully staffed land or transition zone areas range in size from 40 to 3,000 members (principally composed of local employees in the latter case), and the cost of a survey can range from several hundred thousand to several million dollars per month, depending on the size of the team and the type and difficulty of the study.

      We work closely with our clients to plan surveys in accordance with their specifications. This provides us with a competitive advantage in being selected to carry out surveys, whether such surveys are awarded based on competitive bids or directly negotiated agreements with clients. We regularly conduct land acquisition surveys for over 20 major and national oil companies.

      Business Development. We continue to upgrade the equipment used by our land acquisition crews with state-of-the-art land recording systems. For the year ended December 31, 2001, activity remained strong in the

3D segment, which represented approximately 75% of our Land SBU operations. During that period, we completed complex transition zone and shallow water surveys in Germany, India, the Arabian and Persian Gulfs and Indonesia.

     Offshore SBU

      We provide a full range of 3D marine seismic and borehole services, principally in the Gulf of Mexico, the North Sea and off the coasts of West Africa and Brazil as well as in the Asia-Pacific region, in the case of borehole services. The capacity to both acquire and process marine seismic data is an important element of our overall strategy to develop our leadership in marine seismic data acquisition and processing. Revenues from our Offshore SBU accounted for approximately 22% and 25% of our revenues in 2000 and 2001, respectively.

      Marine Seismic Acquisition. We currently operate a fleet of six vessels, two of which we own, two of which we operate under renewable time charters with Louis Dreyfus Armateurs (“LDA”), one of the largest shipowners in France, one of which we own indirectly in partnership with LDA and one of which we operate under time charter indirectly in partnership with LDA. Time charters allow us to change vessels in order to keep pace with market developments and provide us with the security of continued access to vessels without the significant investment required for ownership. LDA also supplies crews for the four vessels not wholly owned by us (other than persons directly involved in seismic data acquisition). LDA has provided some of the additional capital necessary to modernize the vessels and has renegotiated the time charters for such vessels following their reconfiguration.

      On December 21, 2000, we purchased from LDA its 40% interest in CGG Marine (one of our seismic operation companies), acquired 50% of the capital stock of the entity that directly owns the CGG Mistral and agreed to the subsequent upgrade of the CGG Mistral from six to ten streamers. On January 16, 2001, we acquired two marine seismic vessels and 1,000 square kilometers of seismic data from Aker.

      Description of Activity. Marine seismic surveys are conducted through the deployment of submersible cables (streamers) and acoustic sources (airguns) from marine vessels. Such streamers are each up to ten kilometers long and carry hydrophone groups normally spaced 12.5 meters apart along the length of the streamer. The recording capacity of a vessel is dependent upon the number of streamers it tows and the number of acoustic sources it carries, as well as the configuration of its data recording system. By increasing the number of streamers and acoustic sources used, a marine seismic operator can perform large surveys more rapidly and efficiently.

      As a result of our purchase of the two marine seismic vessels from Aker, we operate six marine seismic vessels. Each of our vessels is equipped with modern integrated equipment and software and has the capacity to conduct 3D surveys. Our vessels can deploy between six and ten streamers up to ten kilometers long and are equipped with on-board processing capability. In addition, the CGG Mistral is currently in the shipyard being upgraded from six to ten streamers for delivery in the second half of 2002. Our on-board data processing employs our proprietary software.

      Marine seismic acquisition requires advanced navigation equipment for positioning vessels, acoustic sources and streamers and specialized techniques for safe and rapid deployment and retrieval of acoustic sources and streamers. Each vessel operated by CGG Marine is fitted with a full complement of modern integrated equipment and software, including onboard computer equipment running our GeovecteurPlus software, used to process seismic data.

      Multi-client Library Sales. Non-exclusive surveys accounted for approximately 65% of our marine seismic activities in 2000. During 2001, our marine seismic activities have been more evenly balanced between exclusive and non-exclusive surveys, with non-exclusive surveys accounting for approximately 43% of our marine seismic activities during the period. This balance is more consistent with our historical experience and is also the result of the greater flexibility in meeting market demand provided by the acquisition of two additional vessels from Aker and increased demand from major operators for exclusive contracts. Exclusive contract surveys generally provide for us to be paid a fixed fee per square kilometer of data acquired. When we acquire marine seismic data on an exclusive basis, the customer directs the scope and extent of the survey and retains ownership of the data obtained. In regions where there is extensive petroleum exploration, such as Brazil, the Gulf of Mexico, West

Africa and the North Sea, we also undertake multi-client (or non-exclusive) surveys whereby we retain ownership of the seismic data. This enables us to license multiple companies to use the data. As a result, we have the potential to obtain multiple and higher revenues, while our customers who license the data have the opportunity to pay lower prices. Our policy is generally to require a minimum share of the estimated cost of each multi-client survey to be covered by pre-sales to clients prior to commencement. We treat these multi-client projects as investments. In determining whether to undertake multi-client surveys, we consider factors that include the availability of initial participants to underwrite a share of the costs to acquire such data, the location to be surveyed, the probability and timing of any future lease concessions and development activity in the area and the availability, quality and price of competing data. As of December 31, 2001, our multi-client data library included over 58,000 square kilometers of 3D data from offshore areas in the Gulf of Mexico, Brazil, the North Sea and Africa with a net book value of approximately €92 million.

      Borehole Seismic. Our borehole services business records and processes seismic information in oil or gas wells that is used to map geological strata and to complement and enhance 2D and 3D seismic surveys. Over many years we have developed and brought to market new data acquisition and processing technology to record and process such data better, faster and at more levels within the well. In addition to this vertical seismic profiling service, we now offer highly sensitive downhole tools to record microseismic disturbances caused by hydrocarbon production or reservoir stimulation by hydrofracturing. This enables active faults and hydrofracturing progress to be mapped accurately in real time. Our clients include the major petroleum companies, both international and national, and the major logging contractors.

      Positioning. Effective December 24, 2001, we sold the three companies comprising our radio positioning business to Fugro for €7 million in cash. Until that time, we provided positioning services to companies mostly unrelated to the seismic industry. Our operational system was based on differential global positioning satellite technology, which is able to calculate the co-ordinates of any location on Earth to within one meter. Following the sale to Fugro, we retained some internal radio positioning capacity for our own needs but do not have the capacity to offer stand-alone radio positioning services to third parties.

      Business Development. We intend to maintain a technologically advanced fleet to enhance our position in the marine seismic data acquisition and processing market. We plan to further enhance our capabilities with the current upgrade of the CGG Mistral. We believe that these increases in our operational capability and efficiency have strengthened our competitive position in the marine seismic industry. Our acquisition of two marine seismic vessels from Aker constitutes a further significant step towards enhancing our position in this market.

      We intend to continue the development of advanced techniques, such as the use of solid streamers, plus on-board processing or data transmission from vessel to onshore processing centers or client facilities, to reduce data delivery time to clients.

     Processing & Reservoir SBU

      We provide seismic data processing and reservoir services through our network of 26 data processing centers (including the two dedicated 4D processing centers for which we were awarded contracts in 2001) and reservoir teams located around the world, and we have renewed our contracts to provide dedicated centers for two major oil and gas companies. Revenues from our Processing & Reservoir SBU accounted for approximately 16% and 14% of our revenues in 2000 and 2001, respectively.

      Description of Activity. Our seismic data processing operations transform seismic data acquired in the field into 2D cross-sections or 3D images of the earth’s subsurface, using GeoCluster, our newly introduced proprietary seismic software. These images are then interpreted by geophysicists and geologists for use by oil and gas companies in evaluating prospective areas, selecting drilling sites and managing producing reservoirs. We process seismic data acquired by our own land and marine acquisition crews as well as seismic data acquired by non-affiliated third parties. Marine seismic data has been a significant source of the growth in demand for our data processing services, and represents over two-thirds of our operating revenues generated in our processing centers. In addition, we reprocess previously processed data using new techniques to improve the quality of seismic images. In 2001, approximately 70% of the seismic data we have processed or reprocessed was third-party data.

      Beyond conventional processing and reprocessing, we are also increasingly involved in reservoir-applied geophysics. Our Processing & Reservoir SBU offers reservoir-related services, an activity which encompasses large integrated reservoir studies from reprocessing to full reservoir simulation, as well as advanced technology studies such as reservoir characterization, stratigraphic inversion and stochastic reservoir modeling. In 2001, we were awarded contracts to operate dedicated 4D processing centers for BP and Shell.

      While our reservoir teams mainly operate from Houston (covering South American projects), London and Massy (France), we also provide seismic data processing (conventional and reservoir-oriented) services through a large network of international and regional data processing centers located around the world. We operate five international processing centers located in Massy (France), London (U.K.), Oslo (Norway), Houston (U.S.) and Calgary (Canada). Four of these centers are linked by high-speed fiber optic connections and all of our centers have access to powerful high-performance computers. We complement our network of international centers with regional multi-client centers and dedicated centers which bring processing facilities within our clients’ premises. Thirteen of our data processing centers are “dedicated” centers that are located in our clients’ offices. We believe that these dedicated centers are responsive to the trend among oil and gas companies to outsource processing work while providing our clients with a high level of service. These centers enable our geoscientists to work directly with clients and tailor our services to meet individual clients’ needs.

      Each of the principal computers used at our centers is leased for a period of approximately two years, permitting us to upgrade to more advanced equipment at the time of renewal. In 2001, we deployed approximately 6,000 PC clusters worldwide, a nearly tenfold increase in peak capacity. Rapid delivery time and high quality data are essential to meeting client demands. Our delivery time has decreased in recent years enabling delivery of data to clients within the same time frame as work performed directly onboard marine vessels. We believe that, with the combined capacity of our centers located in Massy, France and London, England, we have one of the largest computing capacities of any private facility in Europe.

      IT and Data Management. We compete in the data management market through sales of PetroVision, a software designed to manage and permit instant retrieval of large quantities of geological, geophysical, well and production data.

      Processing Software Development and Sales. We sell Geocluster, our proprietary processing software, to the oil and gas industry as well as to scientific and university research centers. This software is currently available on most modern platforms in the market, including Linux platforms. Our other software products include:

•	PetroCaem, modeling software used to define, represent and manipulate geological structures derived from interpretation of seismic or geological data;

•	Geovista, a set of software products used to produce accurate images of geological structures in depth; and

•	Stratavista, advanced software used to determine specific rock properties from stratigraphic inversion of seismic data.

      Business Development. The Processing and Reservoir SBU currently operates 13 open centers and 13 dedicated centers within client offices. The deployment of new technologies developed by research and development teams and improved project management methods have increased efficiency crucial in the domain of time and depth migrations. The expertise in 4D that we acquired in the North Sea, in particular through our 4D dedicated centers in Aberdeen, has now been exported to the Gulf of Mexico, where this activity is growing.

      Our expertise in fractured reservoirs has enabled us to develop in the Middle East. This has led to the award of first 4D land survey project and a reservoir study in Bahrain that supplements the acquisition and processing already completed by us in 1999. As a result, we opened a new regional data processing center in Abu Dhabi that became operational in 2001.

      Throughout 2001, we have developed and promoted our high technology expertise, regional experience and flexibility with the ultimate goal of providing our clients with solutions that are innovative, adapted and more geared towards reservoir solutions.

      We believe that our network of processing centers, the quality of our personnel, and our innovative technology provide us with a strong base to consolidate our presence in our markets and further expand our activities.

Products

      We conduct our equipment development and production operations through our Sercel subsidiary. Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and offshore seismic markets. Sercel is operated as an independent division and makes most of its sales to purchasers other than CGG. Sercel currently operates six equipment manufacturing facilities, located in Nantes and Saint Gaudens (France), Houston (U.S.), Singapore, Alfreton (England) and Calgary (Canada). In China, Sercel is also a 40% partner in a manufacturing joint-venture with XPEIC (Xian Petroleum Equipment Industrial Corporation) and a 50% partner in a manufacturing joint-venture with COGC (China Offshore Geophysical Corporation). Revenues from our Products segment accounted for approximately 34% and 36% of our consolidated operating revenues in 2000 and 2001, respectively.

      Description of Activity. Sercel offers and supports worldwide a complete range of geophysical equipment for seismic data acquisition, including seismic recording equipment and vibroseismic vehicles, and provides its clients with integrated solutions. Sercel’s principal product line is seismic recording equipment, particularly the 408UL 24-bit recording systems.

      In November 1999, Sercel launched the latest generation seismic data recording system, the 408UL. The 408UL offers greater operating flexibility than any other previous generation system due to:

•	clusters of ultra-light acquisition modules allowing total flexibility of configuration, with the option of mixing different communication media (cable, radio, micro-wave, laser, fiber-optic) to form a true network allowing the user to define data routing and hence avoid obstacles in the field; and

•	an architecture fully supported by a new generation of object-oriented software.

      As of December 31, 2001, 76 of the 408UL systems had been delivered.

      Sercel significantly expanded its product range and increased its market share in the seismic equipment industry with the acquisitions of GeoScience Corporation in December 1999 and Mark Products in September 2000. As a result of these acquisitions, Sercel is a market leader in the development and production of both marine and land geophysical equipment. In addition to recording systems, Sercel develops and produces a complete range of geophysical equipment for seismic data acquisition, including vibroseismic vehicles, streamers, ocean bottom cables, geophones, hydrophones, cables and connectors and other ancillary geophysical products. One important benefit of the GeoScience acquisition has been the introduction of 408UL system technology in Sercel’s new streamer and seabed equipment product lines, based on concepts previously developed by GeoScience. Sercel has thus recently developed, among other products, an innovative solid streamer cable for marine seismic data acquisition that is designed to reduce downtime due to adverse weather conditions and thereby increase data acquisition productivity.

Backlog

      Backlog for our Services segment represents the revenues we expect to receive from commitments for contract services we have with our customers and, in connection with the acquisition of multi-client data, represents the amount of pre-sale commitments for such data. Backlog for our Products segment represents the total value of orders we have received but not yet fulfilled.

      Backlog estimates are based on a number of assumptions and estimates, including assumptions as to exchange rates between the euro and the U.S. dollar and estimates of the percentage of completion contracts. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customers on short notice without penalty. Consequently, our backlog as of any particular date may not be indicative of our actual operating results for any succeeding period.

      As of December 31, 2001, we estimate that our total backlog (Services and Products) was approximately €300 million, compared to total backlog of €287 million as of December 31, 2000.

Seasonality

      Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during that period.

      We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Intellectual Property

      We continually seek the most effective and appropriate protection for our products, processes and software and, as a general rule, will file for patent, copyright or other statutory protection whenever possible. Our patents, trademarks, service marks, copyrights, licenses and technical information collectively represent a material asset to our business. However, no single patent trademark, copyright, license or piece of technical information is of material importance to our business when taken as a whole. As of December 31, 2001, we held 60 patents in respect of different products and processes worldwide. The duration of these patents varies from 4 to 20 years, depending upon the date filed and the duration of protection granted by each country.

Competition

      Most contracts are obtained through a competitive bidding process, which is standard for the industry in which we operate. Important factors in awarding contracts include service quality, technological capacity, performance, reputation, experience of personnel, customer relations and long-standing relationships, as well as price. While no single company competes with us in all of our segments, we are subject to intense competition with respect to each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more data acquisition crews than we do and have substantially greater financial and other resources. In November 2001, Veritas DGC Inc. and Petroleum Geo-Services ASA, our two largest competitors after WesternGeco, announced their intention to merge to form a much larger competitor with greater resources. This follows an earlier consolidation in the industry when Schlumberger Ltd. and Baker Hughes Incorporated merged their geophysical activities in 2000 to form WesternGeco. We believe that the consolidation of the industry in recent years is rational in light of market conditions, and we believe it will prove beneficial for the seismic industry as a whole.

      Our principal competitor for the manufacture of seismic survey equipment is Input/ Output Inc. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customer support services.

Litigation

      We are not, nor are any of our subsidiaries, involved in any litigation, arbitration or administrative proceedings relating to amounts which, individually or in the aggregate, are material and, to the best of our knowledge, there are no such litigation, arbitration or administrative proceedings pending or threatened.

Organizational Structure

      We are the parent company of the CGG Group. Our principal subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization	Head office	% of interest

Sercel SA	France	Carquefou, France	100.0
CGG Marine SAS	France	Massy, France	100.0
CGG Americas, Inc	United States	Houston, Texas, United States	100.0
CGG Marine Resources Norge A/S	Norway	Hovik, Norway	100.0
Companìa Mexicana de Geofisica	Mexico	Mexico City, Mexico	100.0
CGG do Brazil	Brazil	Rio de Janeiro, Brazil	100.0
Exgeo CA	Venezuela	Caracas, Venezuela	100.0
Sercel Inc.	United States	Tulsa, Oklahoma, United States	100.0

Property, Plants and Equipment

      The following table sets forth certain information as of December 31, 2001 relating to our principal properties.

				Lease
			Owned/	Expiration
Location	Type of facilities	Size	Leased	Date

Paris, France	Executive offices for the Group	725 m2	Leased	2009
Massy, France	Principal administrative offices for the Group	9,800 m2	Leased	2005
Massy, France	Data processing center	12,200 m2	Owned	N/A
London, England	Data processing center	24,975 m2	Leased	2011
London, England	Administrative offices	2,074 m2	Lease	2010
Houston, U.S.A.	Offices of CGG Americas, Inc.	6,905 m2	Leased	2007
Houston, U.S.A.	Offices and manufacturing premises of Sercel, Syntron and Mark Products equipment	24,154 m2	Leased/ Owned	2002 N/A
Carquefou, France	Factory of Sercel. Activities include research and development relating to, and manufacture of, seismic data recording equipment	23,318 m2	Owned	N/A
Saint Gaudens, France	Factory of Sercel. Activities include research and development relating to, and manufacture of, geophysical cables, mechanical equipment and borehole seismic tools.	16,000 m2	Owned	N/A
Calgary, Canada	Manufacture of geophysical cables	55,000 m2	Owned	N/A
Alfreton, England	Manufacture of geophysical cables	5,665 m2	Owned	N/A
Singapore	Manufacture of geophysical cables	5,595 m2	Owned	N/A

      We also lease offices worldwide to support our operations. We believe that our existing facilities are adequate to meet our current requirements.

      The following table provides certain information concerning the six vessels operated by the Offshore SBU:

							Vessel
		Year Added	Year	Charter	Number of		Length
Vessel Name	Year Built	to Fleet	Reconfigured	Expires	Streamers		(in meters)

CGG Föhn	1985	1985	1997	2004	8	(1)	84.5
CGG Harmattan	1993	1993	1996	2004	8	(1)	96.5
CGG Mistral	1991	1991	1996 (2)	2001 (2)	10	(2)	95.5
CGG Alizé	1999	1999	—	2007	10		100.0
CGG Amadeus	1999	2001	—	—	8		87.0
CGG Symphony	1999	2001	—	—	10		120.7

(1)	In high resolution mode.

(2)	As part of our agreement with LDA, the CGG Mistral is currently being upgraded from six to 10 streamers and we expect to enter into a new seven-year charter by the time the upgrade is completed. We expect to take delivery of the upgraded vessel in the second half of 2002.

Environmental Matters and Safety

      Our operations are subject to a variety of laws and regulations relating to environmental protection. We invest financial and managerial resources to comply with such laws and regulations. Although such expenditures historically have not been material to us, and we believe that we are in compliance in all material respects with applicable environmental laws and regulations, the fact that such laws and regulations are changed frequently prevents us from predicting the cost of impact of such laws and regulations on our future operations. We are not involved in any legal proceedings concerning environmental matters and are not aware of any claims or potential liability concerning environmental matters that could have a material adverse impact on our business or consolidated financial condition.

      Efforts to improve safety and environmental performance over the last few years continued as some procedures were strengthened and others implemented to increase awareness among personnel and subcontractors, including obligatory regular meetings in the field and onboard. A comprehensive Health, Safety and Environment management system, placing particular emphasis on risk management, has been established to cover all activities and is being continuously adapted for each segment.

Item 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with French GAAP.

      Beginning with the financial statements for fiscal year 2001 and for future fiscal years, we have adopted French GAAP for reporting of our primary financial statements. We have also provided a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. We have also adopted French GAAP for the primary financial statements to be contained in our quarterly reports, in which we intend to include a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us, and a reconciliation of selected items to U.S. GAAP.

      For the fiscal years 1999 and 2000, we published financial statements and notes thereto prepared in accordance with French GAAP for purposes of our reporting obligations in France (as is required by French law) and with U.S. GAAP for purposes of our reporting obligations under the Exchange Act. For those fiscal years there were no material differences between French GAAP and U.S. GAAP; however, for the fiscal year 2001, there were material differences related to derivative instruments and hedging activities. We believe that the use of a single set of accounting principles prevents any confusion that may be generated by the simultaneous publication of two different sets of financial statements and notes thereto.

      See Notes 25, 26 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report for a description of the principal differences between French GAAP and U.S. GAAP as they relate to us and for a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Factors Affecting Results of Operations

      During 2000 and 2001, our operational capability has been enhanced by several strategic acquisitions, which have broadened the market presence of both our Products segment and our Offshore strategic business unit (“SBU”). During this period, our shareholders’ equity has increased by an aggregate €191 million, and we issued U.S.$170 million (€191 million) of seven-year senior notes at the end of 2000, with an additional offering in February 2002 of U.S.$55 million (€62 million) of such notes.

      Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production, development and field management activities. This spending depends in part on present and expected future oil and gas prices. Most of 1999 was characterized by depressed oil prices, which resulted in lower levels of cash flow for oil and gas companies and lower spending on exploration and production, including geophysical services. Oil and gas prices increased significantly from mid-1999 through 2000, resulting in a modest increase in spending on geophysical services by our clients. In early 2001, economic conditions in Europe and the United States began to deteriorate, and oil and gas prices declined. The events of September 11, 2001 compounded the worsening economic climate. These conditions, in turn, resulted in a reduction in energy demand and downward pressure on energy prices, particularly gas in North America, as well as oil worldwide. Nevertheless, the seismic industry market continued its recovery, albeit at a slower rate. We believe that this resilience resulted in particular from the necessity for the major oil and gas operators to replace reserves which otherwise are currently being depleted at a rate estimated by industry analysts at 5 to 10% per year.

      Revenues in 2001 increased 15% compared to 2000 mostly reflecting improved markets for geophysical equipment and Offshore exclusive surveys. This increase in overall revenues resulted from strong sales from our Products segment, which increased 25% in 2001 compared to 2000. Revenues in 2001 for our Services segment increased by 11% compared to our revenues in 2000. Our backlog as of December 31, 2001 was €300 million compared to €287 million as of December 31, 2000, representing a 5% increase, primarily attributable to our Offshore SBU’s commitments for multi-client surveys offshore from Brazil.

      Our results of operations have also been affected by the shift in the offshore market during 1999 and 2000 towards a higher than usual proportion of non-exclusive surveys, which have larger initial financing requirements. Non-exclusive surveys accounted for approximately 65% of our marine seismic activities in 2000. In 2001, our marine seismic activities have been more evenly balanced between exclusive and non-exclusive surveys in 2001. Non-exclusive surveys accounting for approximately 43% of our marine seismic activities in 2001. This balance is more consistent with our historical experience and is also the result of our greater flexibility in meeting market demand provided by the acquisition of two additional vessels from Aker and the increased demand from major operators for exclusive contracts. The higher proportion of exclusive contract work, which results in current income from our customers as opposed to deferred returns on our investment in non-exclusive surveys, has had the effect of maintaining our balance sheet exposure at a reasonable level.

      We divide our businesses into two segments, geophysical services and geophysical products. Operationally, our Services segment has been organized into three SBUs since 1999:

•	the Land SBU for land seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition, multi-client library sales and related services; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.

      Our Products segment primarily includes our equipment manufacturing subsidiaries, comprising Sercel.

     Acquisitions and Dispositions

      Effective December 24, 2001, we sold the three companies comprising our radio positioning business to Fugro N.V. (“Fugro”), a Dutch corporation, for €7 million in cash.

      On January 16, 2001, we acquired two marine seismic vessels and certain seismic data from an affiliate of Aker. As consideration for this acquisition, we paid U.S.$25 million in cash, which we funded using a portion of the proceeds of our offering of senior notes in November 2000, and we issued 1,591,407 shares of our common stock at a value of approximately €69.27 per share, representing approximately €110 million, to Aker.

      On December 21, 2000, we purchased from LDA its 40% interest in CGG Marine, acquired 50% of the capital stock of the entity that owns the CGG Mistral, and agreed to the subsequent upgrade of the CGG Mistral from six to ten streamers. In connection with these transactions and as consideration for these acquisitions, we issued to LDA 413,969 shares of our common stock having a value of approximately €29 million at closing.

      As a result of the foregoing transactions, we significantly upgraded our fleet capacity and will further increase our capacity with the upgrade of the CGG Mistral, which we expect will be complete by mid-year 2002. In addition, as a result of the Aker acquisition, we acquired certain seismic data. We plan to continue developing our marine acquisition services to strengthen our position in this part of the market and to continue strengthening our position in the marine seismic market for non-exclusive data by further developing our non-exclusive data library. We believe that a strong position in these areas is vital to enhance further our global competitive position as it will permit us to adapt to current market demand and will provide opportunities for significant future sales. Our results of operations will depend on our continuing ability to take advantage of market demand and position ourselves to take advantage of future opportunities.

      On October 4, 2000, we sold our interpretation software subsidiaries, Flagship S.A. and Flagship LLC, to Paradigm Geophysical Ltd. (“Paradigm”). In connection with the transaction, we received U.S.$4 million in cash and 1,500,000 shares of Paradigm common stock, representing approximately 11% of Paradigm’s outstanding capital stock, and having a value of approximately U.S.$10.5 million at closing.

      On September 29, 2000, we acquired Mark Products, a leading manufacturer of geophones, hydrophones, cables and connectors used in land, marine and transition zone geophysical applications worldwide. As consideration for the acquisition, we issued 352,237 shares of our common stock, having a value of approximately €27 million at closing.

      On December 31, 1999, we sold three companies forming our airborne geophysics services division to Fugro for 26.6 million Canadian dollars before price adjustment. Revenue for this division was €21 million in 1999 and €24 million in 1998.

      In December 1999, we acquired GeoScience Corporation, a seismic equipment manufacturer with its principal offices in Houston, Texas, for U.S.$67 million. We financed the acquisition with the proceeds of a share issuance of approximately U.S.$87 million, all of which was subscribed for by The Beacon Group Energy Investment Fund II, LP (“Beacon Group Energy”). This acquisition generated initial goodwill of U.S.$50 million that we are amortizing over a period of 20 years.

     Corporate Restructuring Plan

      In response to weak market conditions, in October 1998 we began a corporate restructuring plan in which we reduced our total headcount by 900, primarily through the reduction of 419 full-time jobs at our offices and data processing center at Massy, France and lay-offs in overseas locations. We anticipated the cost savings related to our restructuring plan to be approximately €46 million annually starting in 2001 and our experience in the year ended December 31, 2001 is in line with this estimate. For the year ended December 31, 2000, we estimate that we realized cost savings related to this plan of approximately €38 million. In 1998 and 1999, we recorded €35 million in charges to establish a reserve related to the costs of implementing the restructuring plan.

      In addition, we continuously review our operating efficiency and cost structure and seek to improve them through productivity gains and the optimization of purchases and sub-contract services. For example, we recently renegotiated time charters of two ships with LDA, the shipowner. These optimization programs are established and implemented by each SBU through specific action plans.

     Critical Accounting Policies

      Our significant accounting policies, which we have applied consistently in all material respects, are more fully described in Note 1 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. Because we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

          Multi-Client survey accounting

      Within our Services segment, when we acquire and process data on a non-exclusive basis, we recognize revenue when services are performed and invoiced to the customer. We amortize multi-client survey data over the expected marketing period for the related survey (generally between three and seven years), on a pro-rata method based on recognized revenues as a percentage of total estimated revenues. We estimate total revenues based on a combination of factors, including our experience in the relevant geographical region of the survey and market conditions in that region. Generally, the revenues we have recognized have not differed materially from our estimates. Future adverse changes in market conditions in the applicable geographic area could, however, cause material differences and require a downward adjustment to the net book value of the survey.

          Exclusive survey accounting

      Within our Services segment, when we acquire or process seismic data on an exclusive contract basis, we recognize revenue using the percentage of completion method. Use of the percentage of completion method requires us to make estimates of our future costs under the related contract.

          Goodwill amortization and impairment of long-lived assets

      We amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to 20 years. We select the period of benefit based on the strategic significance of the asset acquired.

      We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

      When we determine that the carrying value of intangibles, long lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare the carrying value of each group of autonomous assets (independent operating units or subsidiaries) with the undiscounted cash flows that they are expected to generate based upon our expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either market value or the sum of discounted future cash flows.

Year ended December 31, 2001 Compared to Year ended December 31, 2000

     Operating Revenues

      Our consolidated operating revenues increased 15% to €803 million in 2001 from €695 million in 2000. The increase was primarily attributable to greater sales of seismic equipment, particularly land seismic equipment, as well as additional revenues from our Offshore SBU resulting from the increase in our acquisition capacity following the purchase of the two vessels from Aker in January 2001.

          Services

      Operating revenues for our Services segment (excluding internal sales) increased 11% to €512 million in 2001 from €459 million in 2000. This increase was due primarily to increased marine seismic survey activity by our Offshore SBU resulting from the acquisition of the two vessels noted immediately above.

      Land SBU. Operating revenues for our Land SBU increased 2% to €202 million in 2001 from €197 million in 2000. The modest increase reflected the limited recovery of the worldwide market for seismic services, primarily in the area of land-based seismic surveys in North America and the Middle East. As we have a strong position in the Middle East, the recovery resulted in slightly improved revenues for our Land SBU, even though the recovery did not extend to regions outside of North America and the Middle East.

      Offshore SBU. Operating revenues for our Offshore SBU increased 34% to €202 million in 2001 from €151 million in 2000. The increase was due primarily to increased marine seismic survey activity resulting from our additional acquisition capacity with the purchase of two vessels from Aker, the CGG Symphony and the CGG Amadeus. We estimate that operating revenues of our Offshore SBU were approximately €9 million lower than they would have been due to adverse weather conditions off the coast of Morocco during the second quarter of 2001.

      Multi-client data sales remained relatively constant at €99 million in 2001 compared to €98 million in 2000. Total sales of multi-client surveys, including land multi-client surveys, exceeded related capital investments by €29 million in 2001 compared to €10 in 2000. Exclusive contracts accounted for 57% of our marine seismic sales in 2001, compared to 35% of such sales in 2000, reflecting a stronger market for exclusive surveys, particularly in the North Sea and Gulf of Mexico.

      Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU decreased by 3% to €108 million in 2001, compared to €111 million in 2000. During 2001, our Processing & Reservoir SBU was subject to adverse pricing pressures resulting from continued high levels of processing capacity available to our customers.

          Products

      Operating revenues for our Products segment increased 25% to €321 million in 2001 from €257 million in 2000, notwithstanding the sale of our software division at the end of 2000. The increase was due primarily to growth in sales of onshore acquisition systems, including strong sales of our 408 UL system. For Sercel only (equipment sales), total revenues increased 32% from year to year, to €321 million in 2001 from €244 million in 2000, reflecting the continuing strength of the 408 UL system. Excluding intra-group sales, revenues increased 23% to €291 million in 2001 compared to €237 million in 2000.

     Operating Expenses

      Cost of operations, including depreciation and amortization, increased 11% to €642 million in 2001 from €580 million in 2000. As a percentage of operating revenues, cost of operations decreased to 80% in 2001 compared to 83% in 2000 due to improvements in our cost and operational efficiency, principally with respect to our Land SBU. Gross profit increased to €161 million in 2001 from €115 million in 2000.

      Selling, general and administrative expenses increased 4% to €92 million in 2001 from €88 million in 2000. As a percentage of operating revenues, selling, general and administrative costs decreased to 11% in 2001 compared to 13% in 2000, resulting from realization of the full effect of our 1999 restructuring programs, notwithstanding an increase in volume due to the integration of Mark Products and the Aker vessels.

      Research and development expenditures, net of government grants, increased 30% to €35 million in 2001, compared to €27 million in 2000 and representing 4% of operating revenues in both periods.

      Other income amounted to €14 million in 2001. This amount included gains of €8 million related to the sale of our interest in one of our Gulf of Mexico multi client surveys, and non-recurring gains of €5 million. These gains came mostly from the sale of our radio positioning businesses and net restructuring credits that were offset by anticipated Land SBU contract losses in Argentina. In 2000, other income also amounted to €14 million. This amount included gains of €2 million related to sales of fixed assets, and non-recurring gains of €15 million related to partial sales of businesses, offset by non-recurring expenses of €3 million related to net restructuring credits.

     Operating Income (Loss)

      We generated operating income of €48 million in 2001, compared to €14 million in 2000. Our Services segment generated an operating loss of €1 million in 2001, compared to an operating loss of €14 million in 2000. Operating income for our Services segment was affected by adverse weather conditions off the coast of Morocco during the second quarter of 2001, which we estimate reduced operating income by approximately €9 million. Our Products segment generated operating income of €66 million, a record level, in 2001 compared to €37 million in 2000.

     Financial Income and Expenses, Net

      Net interest expense increased 44% to €23 million in 2001 from €16 million in 2000. This was due to an increase in average net debt outstanding to €217 million in 2001 compared to €154 million in 2000, principally as a result of our issuance of U.S.$170 million of 10 5/8% Senior Notes due 2007 in November 2000. A February 2002 issuance of an additional U.S.$55 million 10 5/8% Senior Notes due 2007, the first interest payment for which will be due in May 2002, will further increase our interest expense. Net debt totalled €229 at December 31, 2001 compared to €204 million at December 31, 2000.

      Gross financial expenses were €27 million compared to €19 million in 2000, as a result of increased borrowings to finance operations. Financial income, resulting primarily from overnight deposits, was €4 million compared to €3 million in 2000.

      Foreign exchange losses decreased to €1 million in 2001 compared to €6 million in 2000 primarily due to favorable hedges, particularly on increased Product segment sales. In connection with hedging our currency exposure, U.S. dollars are hedged by forward sales, which can have either a favorable or unfavorable impact due to the variation of expected future exchange rates for the euro and the U.S. dollar.

     Equity in Income of Investees

      Income from investments accounted for under the equity method was €9 million in 2001 compared to €3 million in 2000, due primarily to the improved financial performance of Argas, our Saudi Arabian joint venture.

     Income Taxes

      Income taxes increased 55% to €17 million in 2001 from €11 million in 2000, principally due to our higher levels of activity during the period, particularly in certain countries where our operations are subject to taxation based on revenues or by means of withholding. Additionally, increased income attributable to our interest in Argas resulted in higher tax charges for the parent company.

      Since we earn the majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly when based on revenues, does not generate comparable tax credits in France, our principal place of business.

     Net Income (Loss)

      The year 2001 marked a return to profitability, as our net income in 2001 was €16 million compared to a net loss of €12 million in 2000 after including minority interest income of €0.2 million in 2001 relating to the entity that directly owns the CGG Mistral and €4 million in 2000, relating to CGG Marine.

Year ended December 31, 2000 Compared to Year ended December 31, 1999

     Operating Revenues

      Our consolidated operating revenues increased 37% to €695 million in 2000 from €507 million in 1999. The increase was due primarily to sales of seismic equipment, particularly, equipment related to land seismic acquisition, and to multi-client data sales.

          Services

      Operating revenues for our Services segment increased 11% to €459 million in 2000 from €413 million in 1999. This increase was primarily due to increased acquisition and multi-client activity by our Offshore SBU resulting from a higher level of employment of vessels throughout the year. In addition, revenues relating to land-based surveys and exclusive offshore surveys increased during the second half of the year, by €29 million and €15 million respectively, compared to the first half year.

      Land SBU. Operating revenues for our Land SBU decreased 4% to €197 million in 2000 from €205 million in 1999. The decrease was due primarily to an estimated 6% decline in worldwide demand for land seismic surveys, partially offset by our still limited exposure to the North American market and by growing demand in Middle East and Asia-Pacific, where we have well-established positions.

      Offshore SBU. Operating revenues for our Offshore SBU increased 96% to €151 million in 2000 from €77 million in 1999. The increase was due primarily to an increase in multi-client data sales from €33 million in 1999 to €98 million in 2000. Total sales of multi-client surveys were in excess of the related investment of €92 million for the year. Exclusive contracts accounted for 35% of our offshore sales despite the fact that the market for these services was marked by low prices and decreasing volumes since mid-1998.

      Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU remained stable at €111 million in 2000 compared to €110 million in 1999 as a result of our dedicated centers installed in the premises of clients, constant improvement of our technology and our selection by major clients for dedicated operations in 4D processing and reservoir characterization.

          Products.

      Operating revenues for our Products segment increased 110% to €258 million in 2000 from €123 million in 1999. The increase was due primarily to the acquisition of Geoscience at the end of 1999 and to a lesser degree to the acquisition of Mark Products at the end of 2000 and the subsequent revenue contributions of the acquired companies. Growth relating to onshore acquisition systems increased with strong sales of our 408 system. Excluding intra-group sales, revenues increased 151% to €236 million in 2000 compared to €94 million in 1999. Net revenues attributable to Sercel increased 127% from period to period. Approximately 43% of this increase was attributable to acquisitions of Geoscience and, to a lesser degree, Mark Products, and approximately 57% was attributable to organic growth.

     Operating Expenses

      Cost of operations, including depreciation and amortization, increased 26% to €580 million in 2000 from €461 million in 1999. As a percentage of operating revenues, cost of operations decreased to 83% in 2000 compared to 91% in 1999 due to the relative decrease of fixed costs following restructuring measures in 1999. Gross profit increased to €115 million in 2000 from €46 million in 1999.

      Selling, general and administrative costs increased to €88 million in 2000 from €80 million in 1999. As a percentage of operating revenues, selling, general and administrative costs decreased to 13% in 2000 compared to 16% in 1999. This percentage decrease was partially due to the full effect of our 1999 restructuring measures, notwithstanding an increase in volume due to integration of companies acquired in the Geoscience acquisition.

      Research and development expenditures, net of government grants, increased to €27 million in 2000, representing 4% of operating revenues, compared to €25 million in 1999, representing 5% of operating revenues.

      Other income amounted to €14 million in 2000. This amount included gains of €15 million related to partial sales of businesses, €2 million related to sales of fixed assets and losses of €3 million related to net restructuring charges incurred during 2000.

     Operating Income (Loss)

      We had an operating income of €14 million in 2000 compared to a loss of €56 million in 1999 due to improved performance by both our Services and Products segments. Our operating loss for Services decreased from €43 million in 1999 to €14 million in 2000. Our Products segment had an operating profit of €37 million in 2000 compared to operating loss of €4 million in 1999.

     Financial Income and Expenses, Net

      Net interest expense increased 66% to €16 million in 2000 from €10 million in 1999 due to an increase in average debt outstanding during 2000 to €154 million compared to €121 million during 1999. Net indebtedness totaled €204 million at December 31, 2000 compared to €104 million at December 31, 1999.

      Gross financial expenses were €19 million in 2000 compared to €11 million in 1999, as a result of increased borrowings to finance operations.

      Financial income, resulting primarily from overnight deposits, was €3 million in 2000 compared to €2 million in 1999.

      In August 2000, we negotiated an amendment to our syndicated credit facility, which made an additional tranche of U.S.$50 million available and increased the interest rate payable under the facility. This and the issuance of $170 million of 10 5/8% senior notes in November 2000 increased our interest charges in 2001.

      Foreign exchange losses increased to €6 million in 2000 from €3 million in 1999 due to the strengthening of the euro compared to the U.S. dollar at the end of 2000. Revaluation of high balances of receivables denominated in U.S. dollars, which were generated by the historically high activity of Sercel and multi-client sales during the month of December, was the main cause of these losses.

     Equity in Income of Investees

      Income from investments consolidated under the equity method increased to a profit of €3 million in 2000 from a profit of €1 million in 1999 due primarily to the results of our Saudi Arabian joint venture, Argas.

     Income Taxes

      Income taxes increased 36% to €11 million in 2000 from €8 million in 1999 due primarily to the overall increase in our activity, particularly in certain countries where our operations are subject to taxation based on revenues. The improvement in the results of our Offshore SBU resulted in a tax charge attributable to CGG Marine in the amount of €3 million. In addition, the integration of companies purchased by Sercel from Geoscience in 1999 for €1 million resulted in an increased tax charge as none of these companies are party to a tax consolidation system.

      Since we earn the majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly when based on revenues, does not generate corresponding tax credits in France.

     Net Income (Loss)

      After deduction of minority interests of €4 million relating to CGG Marine, our net loss in 2000 was €12 million compared to our net loss of €67 million in 1999.

Liquidity and Capital Resources

      Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions. We have financed our capital needs with cash flow from operations, issuances of equity, borrowings under our syndicated credit facility, and more recently, our offerings of senior notes. We believe that net cash provided by operating activities, the additional financial resources generated by our offerings of senior notes, and available borrowings under our syndicated credit facility will be sufficient to meet our liquidity needs for the foreseeable future.

     Operating Activities

      For the fiscal year ended December 31, 2001, our net cash provided by operating activities was €136 million, compared to €25 million for the same period of 2000, which was principally attributable to improvement in our operating income and a decrease in our working capital needs in 2001. Changes in working capital in the fiscal year ended December 31, 2001 had a negative impact on cash from operating activities of €17 million compared to a negative impact of €93 million in the corresponding period in 2000. Our working capital needs decreased largely due to improved management of our accounts receivable.

     Investing Activities

      During the fiscal year ended December 31, 2001, we incurred capital expenditures of €42 million related primarily to purchases of geophysical equipment, and €13 million related to equipment obtained under capital lease financings (non cash transactions). We expect to significantly increase capital expenditures in future periods as we re-equip our land crews and seismic ships with improved equipment.

      During the fiscal year ended December 31, 2001, we invested €79 million in our multi-client library, primarily in strategic deepwater areas in offshore Gulf of Mexico and Brazil. At December 31, 2001, the net book value of both our marine and land multi-client data library was €92 million, compared to €78 million at December 31, 2000.

      At December 31, 2001, our commitments for capital expenditures related primarily to the CGG Mistral, with a general overhaul of the vessel in 2002 expected to cost approximately U.S.$20 million (approximately U.S.$8 million having been spent for this in the year 2001) and a simultaneous upgrading of streamers and other geophysical equipment expected to cost approximately U.S.$25 million.

      During the fiscal year ended December 31, 2000, we incurred capital expenditures of €33 million which related primarily to purchases of geophysical equipment. In the same year, we invested €93 million in our multi-client library, primarily in strategic deepwater areas offshore in the Gulf of Mexico and Brazil. During this period, we expanded our multi-client library by over 20,000 square kilometers of 3D data. At December 31, 2000, the net book value of our marine multi-client data library was €76 million compared to €55 million at December 31, 1999.

      Total capital expenditures amounted to €52 million in the fiscal year ended December 31, 1999. Investments in multi-client surveys was €57 million as a result of the general market trend towards multi-client surveys compared to sales on an exclusive basis. In 1999, expenses for capital expenditures, other than expenses incurred for equipment on board the CGG Alizé for €29 million, were significantly reduced due to the decline in business activity in that year.

     Financing Activities

      On September 15, 1999, we entered into a multi-currency U.S.$130 million syndicated credit facility with a group of banks led by Société Générale and Natexis Banques Populaires. The facility consolidated and replaced approximately 80% of our existing bank lines at that date and consists of a five-year U.S.$90 million tranche, which begins amortizing after the third year, and a U.S.$40 million tranche due in two years (which we repaid). The syndicated credit facility bears interest at a graduated rate beginning with a spread of 175 basis points over three-month LIBOR, PIBOR or EURIBOR until September 15, 2000 and averages 150 basis points over these rates for the life of the loan thereafter. We agreed to limitations on our net debt compared to equity, excluding goodwill, (1.3, 1.15 and 1.0 for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively), to the maintenance of a net debt to EBITDA ratio (3.0, 2.5 and 2.0 for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively), to a minimum net worth test (minimum equity of €122 million, €137 million and €160 million for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively) and to the completion of a capital increase of not less than €46 million by December 31, 1999 as part of the syndicated facility. In addition, we granted the lenders under the syndicated facility a lien on the accounts receivable of CGG, Flagship S.A. and Sercel S.A. in an amount up to the amount of any outstanding borrowings under these facilities.

      On August 31, 2000, we signed an agreement with our bank syndicate, including Royal Bank of Canada as a new participant, to extend our main syndicated line of credit from U.S.$130 million to U.S.$180 million. The additional U.S.$50 million tranche C was entirely subscribed by Royal Bank of Canada, and expired in November 2000 upon repayment in full of Tranche C with a portion of the net proceeds from our offering of senior notes in November 2000. We accepted certain additions to the collateral to this line of credit and consequently pledged in favor of the banks the shares of Sercel Holding S.A. This pledge automatically expired on September 30, 2001.

      On November 22, 2000, we issued U.S.$170 million aggregate principal amount of 10 5/8 Senior Notes due 2007 in the international capital markets. We used the approximately U.S.$164.9 million of net proceeds to repay a portion of outstanding indebtedness under our existing syndicated credit facility and to fund the U.S.$25 million cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker.

      On February 5, 2002, we issued an additional U.S.$55 million aggregate principal amount, at par value, of 10 5/8% Senior Notes due 2007 in the international capital markets. With the net proceeds of approximately U.S.$53 million, we plan to repay approximately U.S.$22 million of outstanding indebtedness under our existing syndicated credit facility, repay approximately U.S.$10 million in other long-term revolving debt and use the balance and for general corporate purposes.

      Net debt at December 31, 2001 was €229 million, an increase of 12% from €204 million at December 31, 2000. The ratio of net debt to equity decreased to 49% at the end of December 2001 compared to 64% at the end of December 2000.

      In November 1999, we offered rights to purchase 2,409,174 new shares in the form of shares or American Depositary Receipts in a rights offering pursuant to statutory preferential rights under French law. The share capital increase, which closed in December 1999, amounted to €89 million, including paid in capital, and represented 26% of our issued share capital and 23% of our voting rights at December 31, 1999. Net proceeds from the rights offering totaled €86 million after deduction of expenses of €3 million. Proceeds of the offering were partially utilized to repay debt denominated in French francs in priority to other currencies, resulting in an increase in the proportion of debt denominated in U.S. dollars in our total debt.

      In December 1999, we issued 1,777,071 new shares at an approximate price of €48 per share in order to finance our acquisition of GeoScience. These shares generated gross proceeds of approximately €86 million, including paid in capital, and represented 19% of our share capital. The share issuance was entirely subscribed for by Beacon Group Energy. The net proceeds of this issuance were €78 million, utilized to purchase GeoScience and to repay U.S.$20 million of debt of GeoScience and its subsidiaries. Following the share issuance, Beacon Group Energy is represented on our Board of Directors.

      Net cash provided by financing activities during 2001 was a negative €8 million, principally reflecting the net repayment of draw-downs under our U.S.$90 million syndicated credit facility, notwithstanding the U.S.$25 million paid to Aker as part of the purchase price of the two vessels acquired in January 2001. Net cash provided by financing activities in 2000 was €84 million, primarily related to our first offering of senior notes described above, which replaced part of our bank debt and increased our available cash.

      Net cash provided by financing activities in 1999 was €187 million as a result of two capital increases. The net balance between debt issuance and debt reimbursements of €40 million reflects (a) the replacement of approximately 80% of our existing bilateral lines of credit by our U.S.$130 million syndicated credit facility entered into on September 15, 1999 and (b) the subsequent consolidation of unconfirmed credit lines.

      On September 28, 2000, our shareholders approved the issuance of 352,237 new shares to Shaw Industries at a price of €75 per share as consideration for the purchase of the Mark Products division. The shares were issued on September 29, 2000. As a result of this issuance, our shareholders’ equity increased by approximately €27 million.

      On December 20, 2000, our shareholders approved, at an extraordinary shareholders meeting, the issuance of 413,969 new shares to LDA at a price of €69.3 per share as consideration for the purchase of LDA’s 40% interest in our subsidiary CGG Marine, our acquisition of 50% of the capital stock of the entity that will directly own the CGG Mistral and the subsequent upgrade of the CGG Mistral from six to ten streamers. The shares were issued on December 21, 2000. As a result of the issuance, our shareholders’ equity increased by approximately €29 million.

      On December 20, 2000, our shareholders approved, at the same extraordinary general meeting of shareholders, the issuance of 1,591,407 new shares to Aker at a price of €69.3 per share as part of the consideration for our acquisition of two marine vessels and certain seismic data from an affiliate of Aker. The shares were issued upon the closing of the transaction, which occurred on January 16, 2001. As result of the issuance, our shareholders’ equity increased by approximately €110 million.

     Contractual Obligations

      The following table sets forth our future contractual cash obligations as of December 31, 2001.

Contractual Cash Obligations

	Payments Due by Period

	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total

	(in € million)
Long-Term Debt	9.7	27.8	3.6	196.4	237.5
Capital Lease Obligations	14.0	17.9	12.3	—	44.2
Operating Leases	47.9	54.1	36.2	11.1	149.3
Other Long-Term Obligations (bond interest)	20.5	41.0	41.0	17.9	120.4

Total Contractual Cash Obligations	92.1	140.8	93.1	225.4	551.4

Research and Development

      Our ability to compete effectively and maintain a significant market position in our industry depends to a substantial extent upon our continued technological innovation. We have focused on rationalizing our research and development activities both to reduce costs and to focus our research and development efforts primarily on reservoir characterization, multi-component seabed seismic processing techniques, structural imaging and advanced seismic recording equipment. Our research and development teams, totaling approximately 200 employees, are divided among operating divisions. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities, or other clients or by acquiring technology under license from others. We have historically entered into and continue to pursue common research programs with the Institut Français du Pétrole, an agency of the French government.

      While the market for our products and services is subject to continual and rapid technological changes, development cycles from initial conception through introduction can extend over several years.

      Our efforts have resulted in the development of numerous inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. During 1999, 2000 and 2001, our research and development expenditures were €28 million, €30 million, and €39 million, respectively, of which approximately 13%, 12% and 9%, respectively, was funded by French governmental research entities, such as the

Fonds de Soutien aux Hydrocarbures (which funding is to be repaid to such organizations from sales of products or services developed with such funds).

      We have budgeted €32 million for research and development expenditures in 2002, of which we expect to receive approximately €3 million from the Fonds de Soutien aux Hydrocarbures.

Trend Information

     Euro

      We operate in an essentially U.S. dollar-denominated environment in which the introduction of the euro has had limited consequences. On January 1, 1999, 11 member states of the European Union, including France, where we have our headquarters, adopted fixed exchange rates between their national currencies and the euro. On January 1, 2002, the euro became the official currency of 12 European Union countries. As a result, their national currencies (including the French franc) will cease to exist during the first half of 2002, after a transition period during which the national currencies and the euro will co-exist.

      As part of our ongoing systems updates, we have made the necessary modifications to our existing information, financial and management control systems and software to permit us to bill, invoice and report in euro. As of January 1, 2001 we adopted the euro as our reporting currency. The total cost of addressing the euro issue has not been material to our financial condition, results of operations or liquidity.

     Currency Fluctuations

      As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2001, 2000 and 1999, over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in non-Eurozone currencies. These included U.S. dollars and, to a significantly lesser extent, other currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in Eurozone currencies related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

      Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, has had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value.

      We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues due mostly to personnel costs payable in euros.

      In order to improve the balance of our net position of receivables and payables denominated in foreign currencies, we maintain a portion of our financing in U.S. dollars. At December 31, 2001, 2000 and 1999 our total outstanding long-term debt denominated in U.S. dollars amounted to U.S.$181 million (€203 million), U.S.$187 million (€200 million) and U.S.$105 million (€105 million), respectively, which amounted to 74%, 81% and 67%, respectively, of our total long-term debt outstanding at such dates.

      In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds. As of December 31, 2001, 2000 and 1999, we had U.S.$89 million (the Euro counter-value under the contract was €101 million), U.S.$101 million (counter-value of €108 million) and U.S.$40 million (counter-value of €38 million), respectively, of notional amounts outstanding under euro/U.S. dollar forward exchange contracts.

      We do not enter into forward foreign currency exchange contracts for trading purposes.

     Inflation

      Inflation has not had a material effect on our results of operations during the periods presented. We operate in, and receive payments in the currencies of, certain countries with historically high levels of inflation, such as Mexico, Indonesia and Venezuela. We attempt to limit such risk by, for example, indexing payments in the local currency against, principally, the U.S. dollar exchange rate at a certain date to account for inflation during the contract term.

     Income Taxes

      We conduct the majority of our field activities outside of France and pay taxes on income earned or deemed profits in each foreign country pursuant to local tax rules and regulations. We do not receive any credit in respect of French taxes for income taxes paid by foreign branches and subsidiaries. Net tax expenses in recent periods were attributable to activities, principally in seismic data acquisition by our Land SBU, carried on outside of France. We have significant tax loss carry forwards that are available to offset future taxation on income earned in certain OECD countries. We recognize tax assets if a minimum history of profit for the past three years exists and budget estimates also indicate a profit for the following year.

     Recently issued U.S. Accounting Standards

      In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Additionally, SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable”, i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than under its predecessor, Accounting Principles Board (“APB”) Opinion No. 16, although in some instances previously recognized intangibles to be subsumed into goodwill. SFAS No. 141 requires that upon adoption of SFAS No. 142, that companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS No. 141.

      Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing, under SFAS No. 121, Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142, intangible assets with indefinite lives will not be amortized; instead they will be carried at the lower of cost or market value and be tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption, we may need to record a cumulative effect adjustment to reflect the impairment of previously recognized goodwill and intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. We are currently evaluating the impact of adoption of this statement.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by a sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded as net realizable value and future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with an early application encouraged. The provisions of SFAS No. 144 are generally to be applied prospectively. We adopted SFAS No. 144 on January 1, 2002 and have not yet determined the impact it will have on our results of operations, financial position or cash flows.

Item 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     Board of Directors

      Under French law, the Board of Directors determines our business strategy and monitors business implementation. Subject to the specific powers granted by the shareholders meeting, the Board of Directors deals with any issues relating to the affairs of the company. In particular, the Board of Directors prepares and presents the year-end accounts to the shareholders meeting. Our Board of Directors consists of six to fifteen members elected by our shareholders. Each director must own at least one director-qualifying share. Under French law, a director may be an individual or a legal entity, for which an individual is appointed as permanent representative.

      Our statuts (memorandum and articles of association) provide that each director is elected for a six-year term by the ordinary general meeting of our shareholders. There is no obligation for directors to be French nationals. According to French corporate law, the number of terms that a director may serve is limited to five.

      Directors are required to comply with applicable law and our statuts. Under French law, directors are responsible for actions taken by them that are contrary to the company’s interests, and may be held liable for such actions both individually and jointly with the other directors.

      The following table sets forth the names of our current directors, their positions, the dates of their initial appointment as directors (or, in the case of shareholder representatives, the date from which the shareholder became entitled to appoint a director) and the expiration dates of their current term.

		Initially	Term
Name	Position	Appointed	Expires

Robert Brunck(1)(2)	Chairman of the Board and Chief Executive Officer	1998	2002
ISIS, represented by Gérard Friés(1)(3)	Director	1995	2002
Robert Castaigne(1)(2)	Director	1992	2004
Jean Dunand	Director	1999	2007
Pierre Jacquard	Director	1999	2002
Yves Lesage(3)	Director	1988	2003
John MacWilliams(3)	Director	1999	2005
Christian Marbach(3)	Director	1995	2007
Daniel Valot(2)	Director	2001	2006
Robert Semmens(1)(2)	Director	1999	2005

(1)	Member of Strategic Planning Committee.

(2)	Member of Appointment-Remuneration Committee.

(3)	Member of Audit Committee.

      Mr. Brunck, 52, has been our Chairman and Chief Executive Officer since May 1999. Mr. Brunck was Vice Chairman and President from September 1998 to May 1999 and was our President and Chief Operating Officer from February 1995 to September 1998. Mr. Brunck was Vice President of Administration and Development from 1991 to 1995 and Chief Financial Officer from 1989 to 1991. He is President of the Supervisory Board of Sercel Holding, Chairman of CGG Americas Inc. and Director of the Ecole Nationale de Géologie and the Consortium Français de Localisation S.A..

      Mr. Friés, 46, has been Senior Executive Vice President of Institut Français du Pétrole since September 2001. Mr. Friés was Vice President of the geoscience research center of Totalfina Exploration UK plc from 1999 to September 2001 and was a Director of Elf Gabon from 1997 to 1999. Mr. Friés is Chairman and CEO of CPX Holding, the representative of ISIS on the Board of Directors of Geoservices S.A. and a Director of Axens S.A.

      Mr. Castaigne, 55, has been Chief Financial Officer and a member of the Executive Committee of TotalFinaElf since 1994. Mr. Castaigne is Chairman of the Board of Directors of Total Chimie and Total Nucléaire and is a Director of Elf Aquitaine, Eramet, Petrofina, Sanofi Synthelabo and of several companies of the TotalFinaElf Group, including TotalFinaElf Exploration Norge A.S., Total Fina Elf Oil Holdings Ltd. and Hutchinson.

      Mr. Dunand, 62, was Financial and Legal Director of ISIS since 1999 to December 2001. Mr. Dunand was Deputy General Manager (Russia and CIS) of Total Exploration-Production from 1994 to 1999. Mr. Dunand is the Controller of Ipedex Developpement.

      Mr. Jacquard, 67 was Chairman and Chief Executive Officer of ISIS from February 1999 to September 2000. Mr. Jacquard was Chairman of IFP from 1995 to March 2000. Mr. Jacquard is a Director of Sophor, is a member of the Supervisory Board of Maurel & Prom.

      Mr. Lesage, 64, has been CGG Honorary Chairman since May 1999. Mr. Lesage was Chairman and Chief Executive Officer of CGG from January 1995 to May 1999. Mr. Lesage was Chairman, President and Chief Executive Officer of SOGERAP from 1994 to 1995. Mr. Lesage is a Director of Bouygues Offshore, Bureau de Recherches Géologiques et Minières and is President of the Ecole Nationale Supérieure des Mines de Saint Etienne.

      Mr. MacWilliams, 46, has been a Partner of JP Morgan Partners since July 2000 and has been a Partner of The Beacon Group LLC since 1993. Mr. MacWilliams is a director of Alliance Resource Partner L.P., Soft Switching Technologies Inc. and Titan Methanol Company.

      Mr. Marbach, 64, Ingénieur des Mines, was Advisor to the General Management of Suez-Lyonnaise des Eaux from 1996 to 2000. Mr. Marbach was Chairman and Chief Executive Officer of Coflexip and Coflexip Stena Offshore from 1991 to 1996. Mr. Marbach is a member of the Supervisory Board of Lagardère and is a Director of Degremont, Safege and Erap, Supervisor of Sofinnova and President of the “Small and Medium Size Business Agency”, a private sector group.

      Mr. Semmens, 44, is an independent consultant and was Managing Director of The Beacon Group LLC from 1993 to 2000. Mr. Semmens is a director of Khanty Mansysk Oil Corporation and is a member of the Supervisory Board of Sercel Holding.

      Mr. Valot, 57, has been Chairman of the Management Board of Technip-Coflexip since December 2001. Mr. Valot was Chairman and Chief Executive Officer of Technip from 1999 to December 2001. Mr Valot was President of Total Exploration and Production, and was a member of the TOTAL Group Executive Committee from 1995 to 1999. Mr. Valot is a Director of Coflexip and Petrofina, is Chairman of Technip Americas and is President of Technip Far East and Technip Italy and is a permanent representative of Technip-Coflexip to the Board of Directors of Technip France.

     Executive Officers

      Under French law and our current statuts, the Chairman and Chief Executive Officer has full executive authority to manage our affairs. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. Pursuant to French law and our current statuts, the Chairman and Chief

Executive Officer, where those functions are exercised by the same person, has full power to act on our behalf and to represent us in dealings with third parties, subject only to those powers expressly reserved by law to the Board of Directors or our shareholders. The Chairman and Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. French corporate law, as recently amended, provides that companies organized under French law must modify their statuts, no later than the November 15, 2002, to provide for the election by the Board of Directors of one person to assume the position of Chairman and Chief Executive Officer or the division of such functions between two different persons. Our statuts do not presently provide for this but relevant modifications will be submitted to the approval of our shareholders during the next shareholders meeting scheduled for May 15, 2002. Our current statuts provide that the Board of Directors may appoint up to five Presidents and Chief Operating Officers (Directeurs Généraux) proposed by the Chairman and Chief Executive Officer to help him carry out his duties.

      The following table sets forth the names of our current executive officers who serve as members of our Comité Exécutif and Comité de Direction and as Secretary of the Comité de Direction, their current positions with us and the first dates as of which they served as our executive officers.

Comité Exécutif (Executive Committee)

		Executive
Name	Current Position	Officer Since

Robert Brunck	Chairman and Chief Executive Officer	1989
Gérard Chambovet	Senior Executive Vice President, Services	1995
Thierry Le Roux	Senior Executive Vice President, Products	1995
Michel Ponthus	Senior Executive Vice President, Finance and Human Resources and Chief Financial Officer	1995
Christophe Pettenati-Auzière	Senior Executive Vice President, Strategy, Planning and Control	1997

      Mr. Chambovet, 49, has been Senior Executive Vice President of our Services segment since October 1998. Mr. Chambovet was Executive Vice President Acquisition Product line from March 1995 to October 1998 and was Manager of CGG’s data processing center in Massy, France from 1987 to 1995.

      Mr. Le Roux, 48, has been Senior Executive Vice President of our Products segment since October 1998. Mr. Le Roux was Executive Vice President of CGG’s Geophysical Equipment from March 1995 to October 1998. Mr. Le Roux was Business Development Manager from 1992 to 1995 and Far East Manager from 1984 to 1992.

      Mr. Ponthus, 55, has been Senior Executive Vice President, Finance and Human Resources, and Chief Financial Officer since October 1998. Mr. Ponthus was our Chief Financial Officer from March 1995 to October 1998 and prior to joining CGG, Mr. Ponthus was Administrative and Financial Vice President of Petitjean Industries from 1990 to 1995.

      Mr. Pettenati-Auzière, 49, has been Senior Executive Vice President, Strategy, Planning and Control since January 2001. Mr Pettenati-Auzière was Senior Executive Vice President of our Offshore SBU from July 1999 to January 2001, Vice President of Business Development and Investor Relations from December 1998 to July 1999 and Vice President of Seismic Acquisition from April 1997 to December 1998. He was Executive Vice President of International Operations for Coflexip from 1990 to 1996.

      The following table sets forth the names of the executive officers who, together with the Comité Exécutif, constitute the Comité de Direction, their current positions, and the dates as of which they were first appointed.

Comité de Direction (Management Committee)

		Executive
Name	Current Position	Officer Since

Guillaume Cambois	Executive Vice President, Data Processing and Reservoir SBU	2001
Gerald Harrison	Executive Vice President, Offshore SBU	2001
Jonathan Miller	Vice President, Americas	2000
Dominique Robert	Executive Vice President, Land SBU	2000
Pascal Rouiller	Chief Operating Officer, Sercel Group	1997
Didier Treussier	Vice President, Services’ Human Resources	1997
Secretary of the Comité de Direction
Annick Laroche	Vice President	1996

      Mr. Cambois, 37, has been Executive Vice President, Processing and Reservoir SBU, since July 2001. Mr. Cambois was Vice President, Processing SBU Technology from 1999 to 2001, Manager of the Calgary processing center from 1998 to 1999 and Manager of Research and Development of the Houston processing center from 1995 to 1998.

      Mr. Harrison, 48, has been Executive Vice President, Offshore SBU, since February 2001. Mr. Harrison was President and Chief Executive Officer of Aker Geo Seismic AS and Executive Vice President and Chief Executive Officer of Aker Geo Seismic AS from May 1999 to February 2001. He was President and Chief Executive Officer of Horizon Exploration Ltd from June 1993 to May 1999.

      Mr. Miller, 47, has been Vice President in charge of the Americas since December 2000. Mr. Miller was Head of Corporate Quality from September 1999 to December 2000 and was CGG’s representative in Syria from early 1997 to September 1999.

      Mr. Robert, 50, has been Executive Vice President, Land SBU, since December 2000. Mr. Robert was chief operating officer of Flagship from January 2000 to December 2000 and Vice President of the Asian Pacific Region from September 1995 to January 2000.

      Mr. Rouiller, 48, has been Chief Operating Officer of the Sercel Group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President of the Asian Pacific Region from May 1992 to September 1995.

      Mr. Treussier, 56, has been our Vice President of Services’ Human Resources since September 1997. Mr. Treussier was Deputy Vice President of Human Resources from April 1997 to September 1997, Deputy Vice President of Acquisition Product line from June 1996 to April 1997 and Vice President of Logistics from November 1990 to June 1996.

      Mrs. Laroche, 52, has been Vice President since January 1999. Mrs. Laroche was Vice President of CGG’s Software Product line from April 1996 to December 1998 and was Vice President of Petrosystems (renamed Flagship) from 1994 to 1996.

Compensation

      The aggregate compensation of our executive officers is determined by the Appointment-Remuneration Committee of the Board of Directors in order to ensure the competitiveness of our compensation compared to our international competitors. The Appointment-Remuneration Committee refers to benchmarks prepared by independent consultants at the request of the general management. The aggregate compensation includes a fixed element and a bonus. The amount of the bonus depends upon the achievement of financial targets for items such as consolidated net income, operating income and free cash flow of our various activities and upon completion of certain individual qualitative objectives. With this bonus, the aggregate compensation may substantially vary from one year to another. The bonus due to the general management for the fiscal year ended December 31, 2001 will be paid during 2002.

      The aggregate compensation as a group of the executive officers who were members of the Comité de Direction on that date was €2.9 million, including the 2001 bonus. The aggregate compensation of Mr. Brunck, Chairman and Chief Executive Officer, for the fiscal year ended December 31, 2001 was €504,305, of which 30% represented his 2001 bonus. In addition, Mr. Brunck received €22,000 in his capacity as a Director. Directors as a group received in January 2002 aggregate compensation of €150,000 for services provided in their capacity as such during the fiscal year ended December 31, 2001. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to the executive officers or directors.

Board Practices

      Officers are employed by the Company under standard employment services agreements which have no fixed term. Directors’ service contracts do not provide for benefits upon termination.

      The Strategic Planning Committee, chaired by Mr. Brunck, is in charge of studying our strategic plans.

      The Audit committee, chaired by Mr. Marbach, ensures that the accounts are established under the same permanent and pertinent accounting methods and verifies the internal audit and the external auditors’ plan of review. This committee provides advice on the appointment or renewal of our external auditors and upon request of the Chairman and CEO reviews any specific financial or accounting matter.

      The Appointment-Remuneration Committee, chaired by Mr. Semmens, proposes to the Board the remuneration of the Chairman and Chief Executive Officer, stock option plans and employee shareholding plans. This Committee also reviews proposals for appointments of directors and any Senior Executive Vice President.

Employees

      As of December 31, 2001, we had approximately 3,490 permanent employees worldwide as well as several thousand auxiliary field personnel on temporary contracts. Approximately 2,390 of our employees are involved in our Services segment and 1,100 in our Products segment. We have never experienced a material work stoppage and consider our relations with our employees to be good. We believe that our highly educated and experienced staff constitute one of our most valuable assets. We permanently employ more than 1,800 technicians and persons holding engineering degrees and have developed a significant in-house training program.

      In accordance with French law for employees employed under French contracts, we, and each of our French subsidiaries have a Comité d’Entreprise (Employee’s Representation Committee) consisting of representatives elected by our employees. The Comité d’Entreprise reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to employee working conditions and is regularly informed of economic developments.

      Including changes in our consolidated group of companies, such as the acquisition of assets from Aker as well as additional required staffing of Sercel and our processing centers, our total workforce has increased from 3,285 at December 31, 2000 to 3,490 at December 31, 2001 (before the effective transfer in January 2002 of 70 employees as a consequence of the sale of our radiopositioning business to Fugro). We are preparing for the future by intensifying our training program, thus putting the emphasis on strengthening the technical and personal skills available to us. In France, the regulations pertaining to reduced working hours were implemented in their entirety in 2000.

Share Ownership

      In accordance with French law, we are authorized annually by our shareholders at the extraordinary general meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in CGG’s “Plan d’Epargne Entreprise Groupe”, or Group Employee Savings Plan (the “Group Plan”). Our

shareholders renewed this authorization at the extraordinary general meeting held on May 16, 2001, to issue up to 500,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. The ordinary shares issued pursuant to the Group Plan may be offered at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors set the commencement date for the offering of such ordinary shares nor lower than 80% of such average market price.

      We intend to establish employee savings plans for our other international subsidiaries on terms similar to the Group Plan, subject to applicable local regulations, in order to issue ordinary shares to employees of such subsidiaries, particularly in North America and Europe.

      Pursuant to resolutions adopted by our Board of Directors on December 13, 1996, May 5, 1997, January 18, 2000 and March 14, 2001, our Board of Directors has granted options to certain employees, executive officers and directors of CGG to subscribe for an aggregate of 594,590 ordinary shares, which number has been adjusted pursuant to French law and the terms of such options to total 608,834. Options with respect to 532,381 ordinary shares remained outstanding at March 31, 2002. The following table sets forth certain information relating to these stock option plans as of March 31, 2002:

			Options
			Exercised
			(Ordinary	Options
			Shares) at	Outstanding at	Exercise price
Date of Board of Directors’	Options		March 31,	March 31,	per Ordinary
Resolution	Granted		2002	2002(1)	Share	Expiration Date

December 13, 1996(2)	7,590	(3)	3,917	—	€47.70 (4)	December 12, 2001
May 5, 1997(5)	100,000	(3)	14,148	59,631 (4)	€61.03 (4)	May 4, 2005
January 18, 2000(6)	231,000		—	218,250	€49.9	January 17, 2008
March 14, 2001(7)	256,000		—	251,000	€71.2	March 13, 2009

	594,590		18,065	528,881

(1)	The stock option plans provide for the cancellation of the options after the employee is no longer an employee, director or officer of CGG. As of March 31, 2002 the number of options so canceled was 58,502.

(2)	Options granted under the first stock option plan could not be exercised for an initial period of 12, 24 or 36 months, depending upon the number of options granted.

(3)	Pursuant to French law and the terms of the stock option plans, the numbers of options granted and the exercise price were adjusted following the rights offering by CGG in December 1999.

(4)	As adjusted for our capital increase effected in December 1999 pursuant to French law.

(5)	20% of options granted under the 1997 plan can be exercised in every twelve-month period.

(6)	Options under the 2000 plan cannot be exercised before January 2003.

(7)	Options under the 2001 plan vest by one-fifth each year from March 2001 and cannot be exercised before March 14, 2004.

      As of March 31, 2002, options to purchase an aggregate of 275,732 ordinary shares were held by directors and executive officer members of the Comité de Direction of CGG. None of the directors and executive officers holds, on an individual basis, options giving right to acquire 1% or more of the outstanding capital. At the extraordinary general shareholders’ meeting to be held on May 15, 2002, a new stock option plan will be submitted to the approval of shareholders whereby options to purchase up to 7% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain employees and executive officers of CGG during the 38-month period following the plans’ approval.

Item 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

      The table below sets forth certain information with respect to (i) groups known to us to own a significant percentage of our securities and (ii) the total number of shares of our common stock (called ordinary shares) owned by our directors and officers as a group, as of March 31, 2002 and for the past three years.

Identity of Person or Group

	March 31,		December 31,		December 31,		December 31,
	2002		2001		2000		1999

		% of		% of		% of		% of
	% of	voting	% of	voting	% of	voting	% of	voting
	shares	rights	shares	rights	shares	rights	shares	rights

The Beacon Group	15.21	23.26	15.21	23.26	17.62	15.55	19.16	16.78
ISIS(1)	12.30	18.80	12.30	18.80	14.24	20.96	15.49	22.62
Total Chimie	4.02	5.16	4.02	5.16	4.65	6.89	5.06	7.44
Directors and Officers(2)	*	*	*	*	*	*	*	*
Public	68.47	52.78	68.47	52.78	63.49	56.60	60.29	53.16

*	Less than 1%

(1)	A subsidiary of Technip-Coflexip following the takeover by Technip of ISIS.

(2)	As of March 31, 2002, the Directors and Officers held 13,628, excluding ordinary shares held by ISIS. As of March 31, 2002, through the employees’ savings plan instituted in 1997, group employees held 58,300 ordinary shares corresponding to 0.5% of the share capital.

      Our statuts provide that, as from May 22, 1997, each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As of March 31, 2002, Beacon Group Energy, ISIS and Total Chimie held respectively 1,777,071, 1,436,622 and 318,516 fully paid ordinary shares in registered form for two consecutive years, giving Beacon Group Energy, ISIS and Total Chimie 23.3%, 18.8% and 5.2%, respectively, of the voting power of the ordinary shares as of such date. Double voting rights for all other ordinary shares held by Total Chimie would be vested by May 31, 2002, assuming that Total Chimie continued to hold fully paid ordinary shares in registered form through that date. Substantially all ordinary shares held by other shareholders are presently held in bearer form, and, even if converted to registered form, would not be eligible for double voting rights as of May 31, 2002. Therefore, excluding any ordinary shares issuable in connection with stock option plans or employee savings plans, Beacon Group Energy, ISIS and Total Chimie would, if they sold no ordinary shares in the interim, hold in the aggregate approximately 47.22% of the voting power of the ordinary shares outstanding as of May 31, 2002.

      Aker RGIF, the parent company of Aker Geo Seismic, which acquired, through contribution in kind, in January 2001, 1,591, 417 shares representing 13.6% of our then outstanding capital, offered to the minority shareholders of Aker Maritime the opportunity to have their shares bought back by way of a distribution of CGG shares currently held by Aker Maritime and a payment in cash. As a result thereof, Aker Maritime currently holds less than 2% of our voting rights.

      Total Chimie and ISIS signed a shareholders’ agreement dated January 31, 1995. Pursuant to the shareholders’ agreement, any sale to a third party of either signatory’s stake in the Company that would reduce such signatory’s holding to less than 10% of our total outstanding share capital as of January 1995 is subject to a right of first refusal by the other signatory. This right of first refusal does not apply in the event such sale is made to an affiliate of the selling signatory, provided that such affiliate becomes a party to the shareholders’ agreement. The shareholders’ agreement expired in July 2001.

      On July 26, 2001, Technip, a French company, launched an offer to acquire ISIS, a holder of 12.3% of our outstanding common shares. As a result of the offer, Technip acquired 99.05% of the share capital of ISIS. In connection with this transaction, Technip, ISIS and Institut Français du Pétrole (“IFP”) entered into a memorandum of understanding, dated July 21, 2001 (as amended), pursuant to which ISIS agreed to hold our ordinary shares for one year from October 2001. During the subsequent three-year period, ISIS would either have the right to cause IFP to purchase our common shares currently owned by ISIS or be obligated to sell those common shares to IFP, in either case in exchange for Technip common shares, subject to market prices.

Related Party Transactions

      We provide geophysical services and equipment to oil and gas exploration and production subsidiaries of the TotalFinaElf Group pursuant to contracts entered into on an arm’s-length basis. Total Chimie is a member of the TotalFinaElf Group. Aggregate operating sales to this group amounted to €60 million in 2001, €56 million in 2000 and €55 million in 1999. Sales to the Total group, as predecessor of the TotalFinaElf group amounted to €14 million in 1998. See Note 20 to our Annual Consolidated Financial Statements.

Interests of Experts and Counsel

      None.

Item 8:     FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

      Reference is made to Item 18 for a list of all financial statements and notes thereto filed as a part of this annual report.

Item 9:     THE OFFER AND LISTING

Offer and Listing Details

      The trading market for our outstanding ordinary shares is the Paris Bourse, where the ordinary shares have been listed on the Premier Marché since 1981. American Depositary shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one-fifth of one ordinary share. The ADSs are evidenced by American Depositary receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “GGY”. The Bank of New York has advised us that as of December 31, 2001, there were 727,830 ADSs outstanding representing 145,566 ordinary shares which are held of record by five registered holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 1.25% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholders.

     Price Information on the Paris Bourse.

      The table below sets forth, for the periods indicated, the reported high and low prices for the outstanding ordinary shares on the Paris Bourse. In accordance with the European Economic and Monetary Union regulations, as of January 1, 1999 all shares listed on the Paris Bourse are traded in euro and in consequence thereof, for ease of reference, the table below indicates the euro prices converted at the official rate (€1: FF 6.55957) for periods prior to January 1, 2002.

      The table below indicates the high and low market prices for the most recent six months:

	Price per
	Share(1)

	High	Low

	(euro)
2002
March	45	40
February	42	38
January	40	33
2001
December	36	32
November	45	35
October	49	33

Note:

(1)	Source: Euronext Paris.

      The table below indicates the quarterly high and low market prices for the two most recent financial years:

	Price per
	Share(1)

	High	Low

	(euro)
2002
First Quarter	45	33
2001
First Quarter	77	60
Second Quarter	83	58
Third Quarter	66	31
Fourth Quarter	49	32
2000
First Quarter	74	46
Second Quarter	77	58
Third Quarter	92	70
Fourth Quarter	82	53

Note:

(1)	Source: Euronext Paris.

      The table below indicates the high and low market prices for the five most recent financial years:

	Price per
	Share(1)

	High	Low

	(euro)
2001	83	30
2000	92	46
1999	64	34
1998	173	45
1997	68	45

Note:

(1)	Source: Euronext Paris.

     Price Information on the NYSE

      The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange:

      The table below indicates the high and low market prices for the most recent six months:

	High	Low

	(U.S.$)
2002
March	7.9	6.91
February	7.10	6.6
January	7 1/11	6
2001
December	6 2/5	5 19/20
November	7 7/20	6
October	8 1/5	6

      The table below indicates the quarterly high and low market prices for the two most recent financial years:

	High		Low

	(U.S.$)
2002
First Quarter	7	1/11	6
2001
First Quarter	14		11	1/5
Second Quarter	14	2/5	10	1/10
Third Quarter	10	9/10	6	1/2
Fourth Quarter	8	1/5	5	19/20
2000
First Quarter	14	1/16	9	1/8
Second Quarter	14	3/4	11	3/5
Third Quarter	15	1/2	12	7/8
Fourth Quarter	14	3/8	10

      The table below indicates the yearly high and low market prices on a yearly basis since our ADSs were listed on the New York Stock Exchange:

	High		Low

	(U.S.$)
2001	14	2/5	5	19/20
2000	15	1/2	9	1/8
1999	13	1/2	7	1/8
1998	37		10
1997(1)	31	5/8	16

Note:

(1)	(From May 7, 1997)

     Trading on the Paris Bourse

      Official trading of listed securities on the Paris Bourse is transacted through stockbrokers and other financial intermediaries, and takes place continuously on each business day from 10:00 a.m. through 5:00 p.m., with a pre-opening session from 8:30 a.m. through 10:00 a.m. during which transactions are recorded but not executed. Any trade effected after the close of a stock exchange session is recorded, on the next Paris Bourse trading day, at the closing price for the relevant security at the end of the previous day’s session. The Euronext Paris SA publishes a daily Official Price List that includes price information concerning listed securities. The Paris Bourse has introduced continuous trading during trading hours by computer for most listed securities. Shares listed on the Paris Bourse are placed in one of three categories depending on the volume of transactions. Our outstanding ordinary shares are listed on the Premier Marché in the category known as Continu, which includes the most actively traded shares (with a minimum annual trading volume of 2,500 trades).

Plan of Distribution

      Not applicable.

Markets

      Our ordinary shares are listed on the Paris Bourse. American Depositary Receipts representing our ordinary shares are listed on the New York Stock Exchange. Our 10 5/8% Senior Notes due 2007 are listed on the Luxembourg Stock Exchange.

Selling Shareholders

      Not applicable.

Dilution

      Not applicable.

Expenses of the Issue

      Not applicable.

Item 10:     ADDITIONAL INFORMATION

Share Capital

      Not applicable.

Memorandum and Articles of Association

      Our company is a société anonyme, a form of limited liability company, established under the laws of France, and we are registered with the Trade Register of Evry, France under Entry-Number 969 202 241. The following paragraphs set forth information concerning our share capital and provide related descriptions of certain provisions of our by-laws (statuts), and applicable French law. This description is only a summary and does not describe everything that our statuts contain.

     Object and Purposes

      Under Article 2 of our statuts, our object is to develop and operate, in any form and under any conditions whatsoever, any and all businesses relating to the geophysical surveying of soil and subsoil in any and all countries, on behalf of third parties or ourself. Moreover, we may participate directly or indirectly in any business, firm or company whose object would be likely to promote our object. Finally, and generally, we may engage in any business, industrial, mining, financial, personal or real property operations relating directly or indirectly to the above object without limitation or reserve.

     Directors

      For a further description of the Board of Directors’ powers under French law and our statuts, see “Item 6: Directors, Senior Management and Employees.”

          Directors’ Power to Vote on Agreements in Which They Are Materially Interested

      In accordance with our statuts, agreements between us and a director are subject to prior authorization of the Board of Directors, unless the agreements are concluded on an arm’s-length basis in the normal course of business. The Chairman of the Board of Directors must, on receipt of such authorization, then inform the statutory auditors (who prepare a report on the agreement) and submit the agreement to approval by a General Shareholders’ Meeting. The shares of the director in question are not counted toward the quorum or in the vote. If the General Shareholders’ Meeting refuses to approve the agreement, third parties may still rely on it, but the director may be held liable to us for any loss we incur under the agreement.

          Directors’ Power to Vote Compensation to Themselves

      Under our statuts, the Shareholders’ Meeting may provide for the payment to the directors of an annual fixed sum, the amount of which remains unchanged until further decision. The Board of Directors allocates this amount between its members in the manner it deems appropriate. Also, under our statuts, the Board of Directors elects a chairman, and the Board decides the amount of his compensation.

      Under our statuts, the Board of Directors may appoint between one and five chief operating officers to assist the Chairman. The Board of Directors determine the chief operating officers’ compensation.

          Borrowing Powers Exercisable by the Directors

      Under our statuts, directors other than legal entities are forbidden to take out loans from CGG in any form whatsoever or to have CGG grant them an overdraft in current account or otherwise. It is also forbidden to have CGG stand as surety for them or back their commitments in respect of third parties. This prohibition also applies to chief operating officers and to permanent representatives of legal-entity directors. It also applies to the spouses, lineal forebearers or descendants of the persons referred to in this paragraph and also to any trustee.

      Under article L.225-43 of the French Commercial Code, directors and executive officers may not borrow money or obtain a guarantee from us. Any such loan or guarantee would be void and may not be relied upon by third parties.

          Retirement of Directors Under an Age Limit Requirement

      Under our statuts, the Chairman of the Board’s term of office ends, at the latest, after the annual Ordinary Shareholders’ Meeting following the date on which he reaches the age of 65. However, the Board of Directors may further extend the office of the Chairman, one or more times for a total period not to exceed three years. In accordance with article L.225-19 of the French Commercial Code, no more than one-third of the members of the Board of Directors may be more than 70 years old, unless the statuts of the company provide otherwise. Our statuts do not contain any provisions contrary to this limitation.

          Number of Shares Required for a Director’s Qualification

      Under our statuts, throughout his term of office, each director must own at least one share.

          Share Capital

      We have only one class of capital stock which consists of 11,680,718 fully paid shares having a nominal value of €2 per share. Our stated capital thus amounts to €23,361,436. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request SICOVAM to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “— Form, Holding and Transfer of Shares.”

     Dividend and Liquidation Rights

      We may only distribute dividends out of our “distributable profits”, plus any amounts held in our reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law.

      Under French law, before dividends may be paid with respect to any fiscal year, we must contribute a minimum of 5% of our annual unconsolidated net income to a legal reserve fund, until it reaches an amount equal to 10% of our stated capital. The legal reserve is distributable only upon our liquidation.

      Our statuts provide that the general shareholders’ meeting, either on a recommendation from the board of directors or on its own initiative, may allocate all or part of our distributable profits, if any, to one or more special or general reserves or to keep such profits as retained earnings to be carried forward to the next fiscal year. Any remaining distributable profits are distributed to shareholders as dividends in proportion to their holdings. However, except in the case of a decrease in share capital which aims to offset losses, no distribution may be made to shareholders when the shareholders’ equity is or would become, as a result of the distribution, less than the amount of the share capital increased by amounts held in reserve accounts pursuant to law. The methods of payment of dividends are determined by the annual general meeting of shareholders or by the board of directors in the absence of a decision by the shareholders. According to our statuts, the general meeting has the power to give each shareholder the option of receiving all or part of its dividend payment in either cash or shares.

      If we have earned distributable profits since the end of the preceding fiscal year, as shown on an interim income statement certified by our auditors, the board of directors has the authority, without the approval of shareholders, to distribute interim dividends to the extent of such distributable profits for the period covered by the interim income statement. If a company which has shares listed on a regulated securities exchange in France decides to distribute interim dividends, French law requires that such interim dividends amount to at least € 0.76 per share.

      Under French law, dividends are normally distributed to shareholders in proportion to their respective holdings. Dividends are payable to all holders of shares, except for treasury stock, issued and outstanding on the date of the shareholders’ meeting approving the distribution of dividends or, in the case of interim dividends, on the date of the board of directors’ meeting approving the distribution of interim dividends. We must make annual dividend payments within nine months of the end of our fiscal year, unless otherwise authorized by a court order. Any sale of shares executed on the monthly settlement market during the month of a dividend payment is deemed to occur after payment of the dividend and the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited in the same amount. Dividends not claimed within five years of the date of payment revert to the French State.

      In the event that we are liquidated, our assets remaining after payment of all debts and liabilities, liquidation expenses and all remaining obligations will be distributed first to repay in full the nominal value of the shares and the surplus, if any, will be distributed to the shareholders in proportion to the nominal value of their shareholdings.

     Changes in Share Capital

      We may increase our share capital either:

•	by issuing additional shares or securities giving access, immediately or in the future, to a portion of our share capital or

•	by increasing the nominal value of our existing shares.

      We may issue additional shares:

•	for cash,

•	for assets contributed in kind,

•	upon the conversion of debt securities or other debt instruments previously issued,

•	by the capitalization of reserves, retained earnings or issuance premiums, or

•	for cash credits payable by the Company.

      We may increase our share capital only with the approval of the shareholders at an extraordinary general meeting, following a recommendation of the board of directors. When a capital increase takes place through capitalization of reserves, retained earnings or issuance premiums, however, the general meeting at which the decision to increase the capital is taken follows the quorum and majority requirements of ordinary general meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, retained earnings or issuance premiums. See “— Attendance and Voting at Shareholders’ Meetings.”

      The shareholders may delegate the right to carry out any increase in share capital to the board of directors, provided that the increase has been previously authorized by the shareholders. The board of directors may further delegate this right to our Chairman and Chief Executive Officer.

      At a meeting to be held on May 15, 2002, our shareholders will be requested to authorize the board of directors to increase our share capital, through one or more issuances of securities, up to an aggregate nominal amount of €23,000,000. This authorization is effective for a period of 26 months. Our shareholders will have preferential rights to subscribe for such securities. At the same meeting, our shareholders decided to withdraw the shareholders’ preferential subscription rights in respect of a second authorization to increase our share capital, through one or more issuances of securities, up to an aggregate nominal amount of €23,000,000. This second authorization is also effective for a period of 26 months. Capital increases made pursuant to both authorizations may not exceed an aggregate nominal amount of €23,000,000.

      An extraordinary general meeting of shareholders also has the power to authorize and implement a reduction in share capital which may be effected either:

•	by decreasing the nominal value of our outstanding shares, or

•	by reducing the number of our outstanding shares.

      The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares.

      According to French company law, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses and a reduction pursuant to a program of acquisition of shares, all holders of shares must be offered the possibility to participate in such a reduction. See “— Acquisition of our own Shares”. All holders of shares in a given class of shares must be treated equally unless each affected shareholder agrees otherwise. Our creditors may oppose a capital reduction during the 20-day period following the registration with the Registry of Commerce of the minutes of the shareholders’ meeting approving the capital reduction. Upon a creditor’s request, the Tribunal de Commerce may order us to reimburse our creditors or guarantee our debt. All holders of shares in a given class of shares must be treated equally unless each affected shareholder agrees otherwise.

     Preferential Rights to Subscribe

      According to French law, our current shareholders have preferential rights on a pro rata basis to subscribe (droit préferentiel de souscription) for any issue of additional shares to be subscribed in cash or by set-off of cash debts and to subscribe to any issue of other securities which may either directly or indirectly result in, or carry rights to subscribe for, additional shares issued by us. An extraordinary shareholders’ meeting may decide to withdraw the shareholders’ preferential right to subscribe, either in respect of any specific issue of securities, or more generally, with respect to an authorization by the extraordinary general meeting, to issue shares or other equity securities, for a duration not to exceed twenty-six months. Shareholders may also individually waive their preferential right to subscribe in respect of any offering. French law requires that the board of directors and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Preferential rights to subscribe, if not previously waived, are tradable during the subscription period relating to a particular offering of shares and may be quoted on the Paris Bourse. In the event that the preferential rights of shareholders are withdrawn, the shareholders’ meeting has the power to grant, or to authorize the board of directors to grant, existing shareholders a non-transferable priority right (délai de priorité) to subscribe for new shares issued during a limited period.

     Attendance and Voting at Shareholders’ Meetings

          General

      In accordance with French law, general shareholders’ meetings may be ordinary or extraordinary. Ordinary general meetings of shareholders are required for matters such as:

•	the election, replacement and removal of directors,

•	the appointment of statutory auditors,

•	the approval of annual accounts,

•	the declaration of dividends or the authorization for dividends to be paid in shares, and

•	the issuance of debt securities.

      Our board of directors must convene an ordinary general shareholders’ meeting each year to approve the annual accounts.

      Extraordinary general meetings of shareholders are required for approval of all matters and decisions involving:

•	changes in our statuts (including changing our corporate purposes),

•	increasing or reducing our share capital,

•	extending or abridging the duration of the company,

•	mergers and spin-offs,

•	creation of a new class of shares,

•	authorization of the issuance of investment certificates (certificats d’investissement) or notes convertible or exchangeable into shares,

•	transformation of our company into another legal form, and

•	voluntary liquidation of our company before the end of its statutory term.

          Annual Ordinary Meetings

      Our board of directors must convene the annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year, unless such time is extended by an order of the President of the Tribunal de Commerce pursuant to a request. Other ordinary or extraordinary meetings may be called at any time during the year. Meetings of shareholders may be convened by the board of directors or, in the circumstances prescribed by law, if the board of directors fails to call such a meeting, by our statutory auditors or by an administrator appointed by the President of the Tribunal de

Commerce. Any of the following may request the President of the Tribunal de Commerce to appoint an administrator:

•	one or several shareholders holding in the aggregate at least 5% of our share capital,

•	any interested parties in cases of emergency, or

•	an association of holders of shares who have held the shares in registered form held for at least two years and holding, in the aggregate, a certain percentage of our voting rights (1% to 5% determined on the basis of a statutory formula relating to capitalization).

          Notice of Shareholders’ Meetings

      The notice calling a general meeting must state the matters to be discussed at the meeting and, with the sole exception of removal and replacement of directors (which may be discussed at any meeting), any matter which does not appear on the agenda may not be discussed at the meeting.

      French law requires that a preliminary notice (avis de réunion) of a general meeting of a listed company be published in the Bulletin des Annonces Légales Obligatoires («BALO») at least 30 days before the date set for the meeting. The preliminary notice must first be sent to the Commission des Opérations de Bourse (the «COB») with an indication of the date of its publication in the BALO. Within 10 days of publication, additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors by:

•	one or more shareholders holding, in the aggregate, a certain percentage of our share capital (0.5% to 5% determined on the basis of a statutory formula relating to capitalization), or

•	a duly authorized association of shareholders who have held their shares in registered form for at least two years and holding, in the aggregate, a certain percentage of our voting rights (1% to 5% determined on the basis of a statutory formula relating to capitalization)

      The board of directors must submit these resolutions to a vote of the shareholders.

      At least 15 days before the date set for any general meeting on first call, and at least six days before any second call, we must send a notice (avis de convocation) by mail to all holders of registered shares who have held such shares for more than one month prior to the date of the notice. Notice of the meeting must also be given by publication in a journal authorized to publish legal announcements in the local administrative department (département) in which we are registered as well as in the BALO, with prior notice having been given to the COB. Such a notice must include a description of the type, agenda, place, date and time of the meeting.

          Attendance and Voting at Shareholders’ Meetings

      Attendance and exercise of voting rights at both ordinary and extraordinary general meetings of shareholders are subject to certain conditions. A shareholder does not need to have a minimum number of shares in order to be able to attend or be represented at an extraordinary general meeting. Any statutory provision to the contrary is null and void. In order to participate in any general meeting, a holder of registered shares must have its shares registered in his name in a shareholder account maintained by us or on our behalf at least five days prior to the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares a certificate indicating the number of bearer shares the holder owns and stating that these shares are blocked in the account held by the intermediary in the holder’s name until the date of the meeting (certificat d’immobilisation). This certificate must be deposited at the place specified in the notice of the meeting at least five days before the meeting convenes.

          Proxies and Votes by Mail

      Subject to the foregoing, all shareholders have the right to participate in general meetings, either in person, by a proxy or by mail and, subject only to any applicable laws, may vote according to the number of shares they hold. Proxies may be granted by a shareholder to:

•	his or her spouse,

•	another shareholder, or

•	in the case of a corporation, to a legal representative.

      Alternatively, the shareholder may send us a proxy in blank without nominating any representative.

      In the last case, the chairman of the shareholders’ meeting will vote the shares with respect to which such blank proxy has been given in favor of all resolutions proposed by the board of directors and against all others. We will send proxy forms to any shareholder on request. In order to be counted, we must receive proxy forms at our registered office or at such other address indicated in the notice convening the meeting prior to the date of the relevant general meeting. With respect to voting by mail, we must send our shareholders a form of such vote and we must receive the form at least three days prior to the date of the relevant general meeting. In addition, any shareholder acting as a proxy for any other shareholder will have no restrictions other than certain limits imposed by a company’s statuts on the maximum number of votes which a single person may exercise whether in his personal capacity or as representative of another. Our statuts do not include any such limitation and, accordingly, each person properly present at a general meeting may exercise as many votes as such person’s shares represent.

          Quorum

      Under French law, a quorum requires the presence in person or voting by mail or by proxy of shareholders representing, in the aggregate, not less than:

•	25% of the shares entitled to vote (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves, retained earnings or share premium), or

•	33.33% of the shares entitled to vote (in the case of any other extraordinary general meeting).

      If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened but only questions which were on the agenda of the adjourned meeting may be discussed and voted upon. When an extraordinary general meeting is reconvened, the presence in person or by proxy of shareholders having not less than 25% of the shares entitled to vote is required for a quorum except when an increase in our share capital is proposed through incorporation of reserves, retained earnings or share premium, in which case the applicable quorum requirements are those applicable to ordinary general meetings. If such a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months, but no deliberations may take place without a quorum.

      Any shareholder may also, if the Board of Directors or its Chairman allows at the time of the convocation to a general meeting, attend the meeting via video-conference or by means of electronic telecommunication or tele-transmission subject to, and in accordance with, the conditions laid down by the legislation or the regulations then in force. This shareholder is then considered to be present at the meeting when calculating the quorum and the majority.

          Majority

      At an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves, retained earnings or share premium, a majority of votes cast by the shareholders present or represented at such meeting is required to pass a resolution. At any other extraordinary general meeting, a two-thirds majority of votes cast is required to pass a resolution. A unanimous vote, however, is required to increase the liabilities of shareholders. Abstention from voting by those present or represented by proxy or voting by mail is viewed as a vote against the resolutions submitted to a vote.

      Our statuts provide that, as from May 22, 1997, each share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes. In the event of capital increases effected by a free attribution of shares, as a result of the incorporation of reserves, retained earnings or issuance premiums, the shares attributed by reason of and proportionately to the ownership of shares holding double voting rights are immediately granted double voting rights as if they themselves had fulfilled the requirements therefor. Under French company law, shares held by entities controlled directly or indirectly by us are not entitled to voting rights and do not count for quorum or majority purposes.

     Acquisition of our own Shares

      Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our shares for one of three purposes:

(1)	to reduce our share capital, canceling the shares we purchase, with our shareholders’ approval at an extraordinary general meeting,

(2)	to provide shares to our employees under a profit sharing plan or stock option plan, or

(3)	to acquire up to 10% of our share capital. To acquire shares for this purpose, we must first file a note d’information that has received the approval (visa) of the COB and obtain our shareholders’ approval at an ordinary general meeting.

      In the case of shares we repurchase under (3) above, we have one of three options. We may:

•	retain the shares as treasury shares, pending one of the following two other options,

•	sell or transfer them, including to our employees under a profit-sharing plan or stock option plan, or

•	cancel the shares, with our shareholders’ approval at an extraordinary general meeting.

      We may not repurchase under either (2) or (3) above an amount of shares that would result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, without canceling the said 10% first. In addition, we may not cancel more than 10% of our outstanding share capital over any 24-month period.

      We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights. The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential rights to subscribe attached to the other shares (if such a decision is not taken, these rights must be either sold on the market before the end of the subscription period or distributed to the other shareholders on a pro rata basis.)

      A direct subsidiary is generally prohibited by French law from holding shares in its parent and, in the event it becomes a holder of shares, such subsidiary must transfer such shares within one year following the date on which it becomes the holder thereof. An indirect subsidiary may only acquire shares if such subsidiary demonstrates a business purpose for holding the shares.

      At the shareholders’ meeting to be held on May 15, 2002, we will request our shareholders to renew the existing authorization for the 18 months following the date of such meeting to acquire up to 10 percent of our share capital through purchases of shares and to resell shares so acquired. As required by Règlement no 98-02 of the COB, prior to requesting shareholder authorization, we will file a note d’information with the COB with respect to our program of acquisition of shares.

     Trading in Our Own Shares

      Under Règlement no 90-04 of the COB, as amended by Règlement no 98-03, we may not trade in our own shares for the purpose of manipulating the market. Trades by a company in its own shares are deemed valid when the following conditions are met:

•	trades must be executed on our behalf by only one intermediary in each trading session, except during the issue period of any securities if the trades are made to ensure the success of the issuance,

•	any block trades may not be made at a price above the current market price,

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which the trade is executed,

•	the trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to our shares, and

•	the trade must not account for more than 25% of the average total daily trading volume on the Paris Bourse in the shares during the five trading days immediately preceding the trade.

      However, there are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

      After making the initial purchase of our own shares, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

     Form, Holding and Transfer of Shares

      Form of Shares. Our statuts provides that our fully paid shares may be held in either registered or bearer form at the option of the shareholder. We may avail ourselves of the procedure known as titres au porteur identifiables, according to which we are entitled to request SICOVAM to disclose the name, nationality, address and the number of shares held by holders of those securities of ours which have, or which may in the future acquire, voting rights.

      Holding of Shares. In accordance with French law concerning dematerialization of securities, the ownership rights of holders of shares are represented not by share certificates but rather by book entries. According to our statuts, registered shares are entered into an account held by us or by a representative nominated by us, while shares in bearer form are placed in an account held by an accredited financial intermediary (intermédiaire financier habilité).

      We maintain a share account with SICOVAM in respect of all shares in registered form, which, in France, is administered by Banque de Neuflize, Schlumberger, Mallet, Demachy acting on our behalf as our agent. Shares held in registered form are inscribed in the name of each shareholder (either directly, or, at the shareholder’s request, through such shareholder’s accredited financial intermediary) in separate accounts maintained by Banque de Neuflize, Schlumberger, Mallet, Demachy on our behalf. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares inscribed through an accredited financial intermediary, shows that they are so held. Banque de Neuflize, Schlumberger, Mallet, Demachy, as a matter of course, issues confirmations to each registered shareholder as to holdings of shares inscribed in the shareholder’s accounts, but these confirmations do not constitute documents of title.

      Shares held in bearer form are held and inscribed on the shareholder’s behalf in an account maintained by an accredited financial intermediary with SICOVAM separately from our share account with SICOVAM. Each accredited financial intermediary maintains a record of shares held through it and will issue certificates of inscription in respect thereof. Shares held in bearer form may only be transferred effected through accredited financial intermediaries and SICOVAM. As noted above, our statuts allow us to request from SICOVAM details concerning the identity of the holders of shares in bearer form at any time.

      Transfer of Shares. Our statuts do not contain any restrictions relating to the transfer of shares. An owner of shares resident outside France may trade such shares on the Paris Bourse. Should such owner (or the broker or other agent) require assistance in this connection, an accredited financial intermediary should be contacted.

      Prior to any transfer of shares held in registered form on the Paris Bourse, such shares must be converted into bearer form and, accordingly, must be registered in an account maintained by an accredited financial intermediary. A shareholder may initiate a transfer by giving instructions (through an agent if appropriate) to the relevant accredited financial intermediary. For dealing on the Paris Bourse an impôt sur les opérations de bourse, or a tax assessed on the price at which the securities were traded, is payable at a rate of 0.3% on the portion of the transaction up to €153,000 and at a rate of 0.15% on the portion of the transaction over €153,000. Such stock exchange stamp duty is subject to rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the French broker involved in the transaction regardless of whether the transaction occurs within or outside France. No registration duty would normally be payable in France on the transfer of our shares unless a transfer instrument has been executed in France. See « — Taxation on Sale or Disposal of Shares or ADSs».

     Requirements for Holdings Exceeding Certain Percentages

      The French company law provides that any individual or entity, who acting alone or in concert with others, acquires more than 5%, 10%, 20%, 33%, 50%, or 66% of our outstanding shares or voting rights thereof or whose shareholding falls below any such percentage must notify us within 15 calendar days of the date such threshold was crossed of the number of shares it holds and of the voting rights attached thereto. Such individual or entity must also notify the Conseil des Marchés Financiers («CMF»), the self-regulatory organization that has general regulatory authority over the French regulated exchanges and whose members include representatives of French stockbrokers, within five trading days of the date such threshold was crossed.

      In order to permit holders of our shares to give the notice required by law, we must publish in the BALO, not later than 15 calendar days after our annual ordinary general meeting of shareholders, information with respect to the total number of voting rights available as of the date of such meeting. In addition, if we are aware of a change in the number of available votes by at least 5% in the period between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights then available and provide the CMF with a written notice. The CMF publishes in a weekly notice (avis) the total number of voting rights so notified by all listed companies, mentioning the date each such number was last updated.

      If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meeting until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with the above requirements may have all or part of its voting rights (and not only with respect to the shares in excess of the relevant threshold) suspended for up to five years by the Tribunal de Commerce at the request of our chairman, any shareholder or the COB, and may be subject to criminal penalties.

      French law imposes additional reporting requirements on persons who acquire more than 10% or 20% of our outstanding shares or voting rights. These persons must file a report with us, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of our company or to seek nomination to our board of directors. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may only amend its stated intentions in case of significant changes in its own situation or shareholders, or in our situation. Upon any change of intention, it must file a new report. Failure to comply with the notification requirements or to abide by the stated intentions may result in the acquiror being deprived of all or part of its voting rights, for a period of up to five years, at our request or that of the COB or one of our shareholders.

      Our statuts provide that any shareholder who directly or indirectly acquires ownership or control of shares representing 2% or any multiple thereof of our share capital, or whose shareholding falls below any such limit, must inform us within 15 days of the crossing of the relevant threshold, of the number of shares then owned by such shareholder. Failure to comply with these notification requirements may result in the shares in excess of the relevant threshold being deprived of voting rights for all shareholder meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements.

      At our general meeting to be held on May 15, 2002, we will request our shareholders to modify this rule in order to apply this information obligation to any shareholder who holds shares representing 2%, or any multiple thereof, of our voting rights.

      Compulsory Tender. CMF regulations (Règlement Général du Conseil des Marchés Financiers) provide that a shareholder, or shareholders acting in concert, who come to own more than one-third of the voting rights or share capital of a French company listed on a regulated securities exchange in France must immediately notify the CMF, and submit a compulsory tender for all the shares of capital and all securities giving access to the share capital or voting rights of such company. The tender must be submitted on terms acceptable to the CMF. The acquisition of control of a private company, the principal asset of which is a one-third or more interest in a company listed on a regulated market in France, is treated as a direct acquisition of such interest.

      In addition, the same obligation applies to any shareholder or shareholders acting in concert who, owning between one-third and 50% of the voting rights or share capital of a French company listed on a regulated market in France, increase their interest by more than 2% of the existing total number of shares or voting rights during a period of twelve months.

      The CMF is vested with the power to grant relief from the obligation to tender for all of the shares of the target company and may consider certain exemptions when petitioned for such relief by the acquiring shareholders. These exemptions primarily concern previous control of the target company or a commitment to divest within a given period.

Material Contracts

      The following contracts (not being contracts entered into in the ordinary course of business) (i) have been entered into by us or our subsidiaries within the two years immediately preceding the date of this document and are, or may be, material; or (ii) contain provisions under which we or any of our subsidiaries have obligations or entitlements which are material to us and our subsidiaries as at the date of this document:

Subscription Agreement dated October 23, 1999 by and between us and The Beacon Group Energy Investment Fund II, L.P. (“Beacon Group”)

      This agreement describes the terms and conditions under which the U.S. investment fund, Beacon Group, has become a shareholder by subscribing for an increase in capital reserved to it, up to a maximum sum equivalent to 95 million. The proceeds of this capital increase have been applied in accordance with the terms of the agreement primarily to finance the acquisition by us of Geoscience/ Syntron, a company quoted on Nasdaq, by means of a friendly take-over bid. Tech-Sym Corporation, an 80% stakeholder in Geoscience/ Syntron, has undertaken to tender its shares to us in the context of the above bid. In consideration for the agreement with the Beacon Group, we issued 1,777,071 fully paid up new shares entirely subscribed by the Beacon Group.

Registration Rights Agreement dated December 13, 1999 by and between us and The Beacon Group Energy Investment Fund II, L.P.

      This agreement provides certain registration rights to the Beacon Group in connection with share capital increases that we may perform.

Amendment Agreement in respect of $180,000,000 Multicurrency Revolving Credit Facility Agreement dated August 31, 2000.

      This agreement amends and restates our syndicated credit facility that was executed on September 15, 1999 and is provided by a group of banks led by Société Générale, Natexis Banques Populaires and Royal Bank of Canada. As amended and restated on August 31, 2000, the syndicated credit facility included (i) a U.S.$40 million two-year revolving loan facility (“tranche A”), (ii) a U.S.$90 million five-year amortizing revolving loan facility (“tranche B”) and (iii) a U.S.$50 million nine-month revolving loan facility (“tranche C”). We permanently repaid tranches A and C in November 2000 with a portion of the net proceeds of the offering of the outstanding notes issued by us in November 2000. Our subsidiary, Sercel S.A. is also a borrower under the facility. Tranche B is an amortizing facility until the final maturity of tranche B on September 15, 2004.

Asset Purchase Agreement dated September 22, 2000 by and among us Shaw Industries Ltd., Shaw Resource Services, Inc., Sercel Inc. and Sercel Canada Ltd.

      In accordance with this agreement, Shaw Industries Ltd. and Shaw Resource Services Inc. (“SRSI”) sold to Sercel Inc. and Sercel Canada, the assets making up the “Mark Products” division of Shaw. The amount due by Sercel Canada to Shaw Industries was €10.6 million and the amount due by Sercel Inc to SRSI was €15.9 million. Those notes were contributed to CGG capital and in consequence thereof we issued 352,237 fully paid up new shares.

Securities Purchase Agreement dated October 4, 2000 by and between us, Paradigm Geophysical Ltd. (“PGEO”) and Paradigm Geophysical Corp.

      We transferred to PGEO, a company quoted on Nasdaq, our business relating to the development and sale of image-reservoir software, which we held through our wholly owned subsidiaries Flagship S.A. and Flagship LLC. In consideration for this sale, we received US$4 million in cash and 1,500,000 shares in PGEO representing approximately 11% of PGEO’s outstanding share capital.

Registration Rights Agreement, dated October 4, 2000 between us and Paradigm Geophysical Ltd.

      This agreement provides us with certain registration rights in the case where PGEO performs a capital increase or registers shares with the U.S. Securities and Exchange Commission.

Memorandum of Understanding dated October 20, 2000 between us and Louis-Dreyfus Armateur, (“LDA”).

      LDA undertook to contribute to us (i) 934,151 shares in CGG Marine, representing 40% of the share capital and voting rights of CGG Marine, it being specified that we already held the remaining 60% and (i) 50% of the share capital of Kantwell Overseas Shipping Company S.A. (“Kantwell”), a Panamanian company currently 100% wholly owned by LDA, formed to acquire the vessel CGG Mistral which is currently chartered by CGG Marine. These contributions in kind were approved by an extraordinary shareholders meeting held on December 20, 2000 and in consequence thereof, we issued 413,969 shares to LDA on December 21, 2000.

Purchase Agreement dated November 17, 2000 among the Registrant, RBC Dominion Securities Corporation, Salomon Smith Barney Inc., Credit Lyonnais and CIBC World Markets Corp.

      In accordance with this agreement, we sold U.S.$170,000,000 of our 10 5/8% Senior Notes due 2007 to the initial purchasers for resale pursuant to Rule 144A and Regulation S under the Securities Act.

Registration Rights Agreement dated November 22, 2000 among the Registrant, RBC Dominion Securities Corporation, Salomon Smith Barney, Inc., Credit Lyonnais and CIBC World Markets Corp.

      This agreements provided certain registration rights to the holders of our U.S.$170,000,000 of our 10 5/8% Senior Notes due 2007. We fulfilled our obligations under this agreement in a registered exchange offer that expired on May 4, 2001.

Share Purchase Agreement dated December 14, 2000 by and among us, Aker Maritime ASA and Aker Geo Seismic AS.

      Aker Geo Seismic agreed to transfer to us the entire capital of Aker RGI, a company formed to operate two seismic vessels it owns, the Amadeus and the Symphony. We paid $25,000,000 in cash and issued 1,591,407 shares (worth approximately U.S.$93 million) to Aker as consideration for this acquisition.

Shares Purchase Agreement dated December 21, 2001 by and among us and Fugro N.V.

      In accordance with this agreement, we sold to Fugro N.V. our radio-positioning business which was exercised within the Group mainly through the subsidiary Osiris. In consideration for this sale, we received €7 million in cash.

Purchase Agreement dated February 5, 2002 among the Registrant, RBC Dominion Securities Corporation and Salomon Smith Barney Inc.

      In accordance with this agreement, we sold U.S.$55,000,000 of our 10 5/8% Senior Notes due 2007 to the initial purchasers for resale pursuant to Rule 144A and Regulation S under the Securities Act.

Exchange Controls

     Ownership of ADSs or shares by Non-French Persons

      Under French law, there is no limitation on the right of non-resident or foreign shareholders to own or to vote securities of a French company.

      According to the law dated February 14, 1996, administrative authorization is no longer required prior to acquiring a controlling interest in a French company. However a notice (“déclaration administrative”) must be filed with the French Ministry of the Economy for the acquisition of an interest in us by any person not residing in France or any group of non-French residents acting in concert or by any foreign controlled resident if such acquisition would result in (i) the acquisition of a controlling interest in us or (ii) the increase of a controlling interest in us unless such person not residing in France or group of non-French residents already controls more than two-thirds of our share capital or voting rights prior to such increase. Under existing administrative rulings, ownership of 20% or more of a French listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, the ability of the acquiring party to elect directors or financial reliance by the company concerned on the acquiring party).

     Exchange Controls

      Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by us to non-residents. Laws and regulations concerning foreign exchange control do require, however, that all payments or transfers of funds (including payments of dividends to foreign shareholders) made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

Taxation

     French Taxation

      The following is a general summary of the principal French tax consequences of owning and disposing of ADSs relevant to U.S. Holders (as defined below) which do not hold the ADSs or underlying shares in connection with a trade or business conducted in France. The statements relating to French tax laws set out below are based on the laws in force as at the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date.

      This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of ADSs.

     Taxation on Sale or Disposal of ADSs

      Subject to the provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held not more than 25%, directly or indirectly, of the dividend rights (“bénéfices sociaux”) of our company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or disposal of ADSs.

      If a transfer of listed shares is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price or the market value of the shares (subject to a maximum assessment of FF 20,000 per transfer), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

     Taxation of Dividends

      Under French law, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal, equal to one-half of the dividend paid where the beneficiary shareholder is an individual. Where the beneficiary shareholder is not an individual, the avoir fiscal is generally equal to 25% of the dividend paid for the avoir fiscal used or refunded in 2001, and 15% of the dividend paid for the avoir fiscal used or refunded in 2002. However, except in limited circumstances, if a distribution is subject to a tax known as the précompte, shareholders entitled to the avoir fiscal at the rate of 25% or 15% are generally entitled to an additional amount of avoir fiscal equal to 50% or 70%, respectively, of any précompte actually paid in cash by our company upon distribution of dividends paid out of certain profits (see below paragraph relating to the précompte). Dividends paid to non-residents are normally subject to a 25% withholding tax and, under French law, non-residents are not eligible for the benefit of the avoir fiscal. As discussed below, this amount is reduced to 15% under the income and capital tax treaty between the United States and France currently in force (the “Treaty”).

      Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a tax known as the précompte, by such companies. The précompte is paid by the distributing company to the French tax authorities and is generally equal to one-half of the net dividend distributed, before withholding tax. When a tax treaty in force does not provide for a refund of the avoir fiscal or when the non-resident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may obtain from the French tax authorities a refund of such précompte actually paid in cash by our company, if any (net of applicable withholding tax).

     U.S. Taxation

      The following is a summary of the material U.S. federal income tax and French tax consequences of the acquisition, ownership and disposition of ADSs by a U.S. Holder (as defined below). This summary deals only with purchasers of ADSs that are U.S. Holders that will hold the ADSs as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of ADSs by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of our voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

      As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      The summary assumes that we are not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which we believe to be the case. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, special, possibly materially adverse, consequences would result for U.S. Holders.

      The summary assumes that each obligation in the deposit agreement between The Bank of New York and us (the “Deposit Agreement”) and any related agreement will be performed in accordance with its terms and is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the Treaty, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

      For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the corresponding number of our shares held by The Bank of New York as depositary (the “Depositary”) and references herein to shares refer also to ADSs representing shares.

     Dividends

      General. Distributions, inclusive of the avoir fiscal or précompte (discussed below under “Effect of French Withholding Taxes — Avoir Fiscal”), if applicable, paid on our shares out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any French withholding tax paid by us with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income in the year in which the distribution is received (which, in the case of a U.S. Holder of ADSs, will be the year of receipt by the Depositary), and will not be eligible for the dividends received deduction otherwise allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ADSs and thereafter as capital gain.

      Effect of French Withholding Taxes — Avoir Fiscal. As discussed above under “French Taxation — Taxation of Dividends” in France dividends are paid out of after-tax income. Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and are not eligible for the benefit of the avoir fiscal.

      Under the Treaty, the rate of French withholding tax on dividends paid to a US Holder that is not a company holding, directly or indirectly, at least 10% of our share capital and whose ownership of ADSs is not effectively connected with a permanent establishment or a fixed base in France is reduced to a 15% withholding tax. An Eligible U.S. Holder (as defined below) is also entitled to a payment equal to the avoir fiscal, less the 15% withholding tax. As noted below, this payment will not be made to an Eligible U.S. Holder until after the close of the calendar year in which the dividend was paid and only upon receipt by the French tax authorities of a claim made by the Eligible U.S. Holder for the payment in accordance with the procedures set forth below.

      As used herein, the term “an Eligible U.S. Holder” is a U.S. Holder whose ownership of ADSs is not effectively connected with a permanent establishment or fixed base in France who is entitled to the benefits of the Treaty under the “Limitation on Benefits” article of the Treaty, and who is (i) an individual or other non-corporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty, (ii) a United States corporation that does not own, directly or indirectly, 10% or more of our capital, other than a regulated investment company, (iii) a United States corporation that does not own, directly or indirectly, 10% or more of our capital, which is a regulated investment company, but only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States or (iv) a partnership or trust that is treated as a resident of the United States as defined pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

      In general, under the Treaty, an Eligible U.S. Holder may receive a payment of the avoir fiscal only if the holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) attests that it is subject to United States federal income taxes on the payment of the avoir fiscal and the related dividend. However, certain tax-exempt “U.S. Pension Funds”, as defined below, and certain other tax-exempt entities (including certain governmental institutions, non-profit-making organizations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment retirement account) (“Other Tax-Exempt Entities”) that own, directly or indirectly, less than 10% of our capital, and that satisfy certain filing formalities (i) are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross avoir fiscal (the “partial avoir fiscal”) and (ii) are eligible for the reduced withholding tax rate of 15% on dividends. A “U.S. Pension Fund” includes, inter alia, the exempt pension funds subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contracts), Section 408 (individual retirement accounts) or Section 457 (deferred compensation plans) of the Code, established and managed in order to pay retirement benefits.

      Dividends paid to an Eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the French tax authorities with French Treasury Form RF 1 A EU-NO. 5052 (the “Form”) before the date of payment of the relevant dividend together with, if such Eligible U.S. Holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of ADSs, including but not limited to dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, the holder duly completes and provides the French tax authorities with a simplified certificate (the “Certificate”) stating that (a) the holder is a U.S. resident as defined pursuant to the provisions of the Treaty, (b) the holder’s ownership of the ADSs is not effectively connected with a permanent establishment or fixed base in France, (c) the holder owns all the rights attached to the full ownership of the ADSs, including but not limited to dividend rights, (d) the holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) the holder claims the reduced rate of withholding tax and payment of the avoir fiscal under the Treaty. U.S. Holders of ADSs may provide the Form or the Certificate to the Depositary, provided that the Depositary be given sufficient time to file such Form or Certificate with the French tax authorities before the date of payment. Dividends paid to a U.S. Holder that is not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) or to an Eligible U.S. Holder whose completed Form or Certificate has not been filed before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such holder may claim a refund of the excess withholding tax and an Eligible U.S. Holder may claim the avoir fiscal by completing and providing the French tax authorities with the Form before December 31 of the year following the end of the calendar year in which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as Eligible U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

      The Form or the Certificate, together with their respective instructions, will be provided by the Depositary to all U.S. Holders of ADSs registered by the Depositary. They are also available from the United States Internal Revenue Service (the “IRS”). The Depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. Holders that are returned to the Depositary in sufficient time. Eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities must file (or have the Depositary file) the form and, when applicable, the affidavit in order to receive payment of the avoir fiscal or partial avoir fiscal (whichever is applicable). The avoir fiscal or partial avoir fiscal is generally expected to be paid to Eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities within 12 months of filing the Form, but not before 15 January following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before 15 January following the end of the calendar year in which the related dividend is paid.

      Précompte. Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution and which give rise to the avoir fiscal are subject to a précompte, or equalization tax, by such companies. The précompte is paid by the distributing company to the French tax authorities and is generally equal to one-half of the net dividend distributed.

      A U.S. Holder not entitled to the (full or partial) avoir fiscal may generally obtain a refund from the French tax authorities of précompte actually paid by us with respect to the dividends distributed. A U.S. Holder entitled to partial avoir fiscal may generally obtain a refund of précompte reduced by the amount of the avoir fiscal payment. Pursuant to the Treaty, the amount of the précompte refunded to United States residents is reduced by the 15% withholding tax applicable to dividends. A U.S. Holder is only entitled to a refund of précompte actually paid in cash by us and is not entitled to a refund of the précompte paid by us by off-setting French and/or foreign tax credits.

      A U.S. Holder entitled to the refund of the précompte must apply for such refund by filing a French Treasury Form RF 1 B EU-NO. 5053 before the end of the calendar year following the year in which the dividend was paid. This form, together with its instructions, are available from the United States Internal Revenue Services and at the Centre des impôts des non résidents (9 rue d’Uzès, 75094 Paris Cedex 2, France). The Depositary will arrange for the filing with the French tax authorities of all forms that are returned to the Depositary in sufficient time.

      For United States federal income tax purposes, the amount of the précompte paid to a U.S. Holder will be included in gross income as dividend income in the year such payment is received. Such amounts will generally constitute foreign source “passive” or (in the case of certain holders) “financial services” income for foreign tax credit purposes.

      US Credits. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of French taxes withheld by us with respect to a share or an ADS, and as then having paid over the withheld taxes to the French taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from us with respect to the payment.

      Subject to certain limitations, a U.S. Holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for French income taxes withheld by us that are not refundable under the Treaty. For purposes of the foreign tax credit limitation, foreign source income is classified into one of several “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid on our Shares generally will constitute foreign source income in the “passive income” basket or, in the case of certain holders, the “financial services income” basket. In certain circumstances, a U.S. Holder may be denied foreign tax credits (and instead may be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder (i) has not held our ADSs for at least 16 days in the 30-day period beginning 15 days before the ex dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the ADSs in arrangements in which the U.S. Holder’s expected profit, after non-U.S. taxes, is insubstantial. Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of these French taxes.

      Foreign Currency Dividends. Dividends paid in French francs or Euro, including the avoir fiscal and the précompte, before reduction for French withholding taxes, will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the French francs or Euro are converted into U.S. dollars. If dividends received in French francs or Euro are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

      A U.S. Holder will generally be required to recognize United States source ordinary income or loss upon the sale or disposition of French francs or Euro. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which will generally be United States source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

      For purposes of determining the amount of the foreign tax credit, U.S. Holders who use the cash basis method of accounting must translate French withholding tax into U.S. dollars at the spot rate on the date the dividend is received. U.S. Holders that use the accrual basis method must translate French taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue. All U.S. Holders, however, must translate foreign currency received as a dividend into U.S. dollars at the spot rate on the date the dividend is received for purposes of determining the amount of dividend income that is included in the U.S. Holder’s gross taxable income. This difference in exchange rates may reduce the U.S. dollar value of the credits for French taxes relative to the U.S. Holders’ U.S. federal income tax liability attributable to a dividend.

     Sale or other Disposition

      Upon a sale or other disposition of ADSs, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. For a non-corporate U.S. Holder, the maximum long-term capital gains rate is 20%, which is further reduced to 18% of the ADS’s have been held for more than five years. Any gain or loss will generally be U.S. source, except that losses will be treated as foreign source to the extent that the U.S. Holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. This 24-month period may be extended to cover periods in which the U.S. Holder’s risk of loss is hedged.

     Passive Foreign Investment Company Status

      A foreign corporation will be a PFIC in any taxable year in which either (i) 75% or more of its gross income consists of certain specified types of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. We do not expect that we will be a PFIC in 2001, but our possible status as a PFIC must be determined annually and therefore we might become a PFIC in future years.

      If we were a PFIC in any taxable year during which a U.S. Holder owned ADSs and the U.S. Holder had not made a mark to market or qualified electing fund election, the U.S. Holder would generally be subject to special rules (regardless of whether we continued to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by the U.S. Holder on ADSs in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs and (ii) any gain realized on the sale or other disposition of ADSs. Under these rules (a) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If we were a PFIC, a U.S. Holder of ADSs would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any direct or indirect subsidiaries of ours that were also PFICs. Furthermore, a U.S. Holder who beneficially owns an interest in a PFIC is generally required to file an annual information return on IRS Form 8621 describing the distributions received from and any gain realized upon the disposition of a beneficial interest in the PFIC.

     French Estate and Gift Taxes

      Pursuant to “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts”, a transfer of ADSs by gift or by reason of the death of a U.S. Holder will not be subject to French gift or inheritance tax, unless (i) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or (ii) the ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France. In such a case, the French gift or inheritance tax may be credited against the U.S. gift or inheritance tax. This tax credit is limited to the amount of the U.S. gift or inheritance tax due on the ADSs.

     French Wealth Tax

      The French wealth tax (“impôt de solidarité sur la fortune”) does not generally apply to a U.S. Holder who is a resident of the United States as defined in the provisions of the Treaty, unless the ADSs form part of the business property of a permanent establishment or fixed base in France.

     Information Reporting and Backup Withholding

      Dividends on, and proceeds from the sale or other disposition of ADSs by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Dividends and Paying Agents

      Not applicable.

Statement by Experts

      Not applicable.

Documents on Display

      We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. In accordance with the Exchange Act, we electronically file reports, including annual reports on Form 20-F and interim reports on Form 6-K, and other information with the Securities and Exchange Commission. You may obtain these reports and other information by sending a written request to Compagnie Générale de Géophysique, 1, rue Léon Migaux, 91341 Massy, France, Attention: Investor Relations Officer, Telephone: (33) 1 64 47 3000.

      You can inspect and copy these reports, and other information, without charge, at the Public Reference Room of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission.

      In addition, you can inspect material filed by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which American Depositary Shares representing shares of our common stock are listed. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the Exchange Act.

      All information referred to above will, for so long as the notes are listed on the Luxembourg Stock Exchange, also be available, without charge, at the specified office of the Paying Agent in Luxembourg during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this annual report.

Subsidiary Information

      Not applicable.

Item 11:     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets are denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

      The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less, and their fair value as of December 31, 2001. The fair market value of fixed-rate, long-term debt is estimated from the actual LIBOR and EURIBOR curves adjusted for our risk premium, which is based on our ratings by Moody’s.

								Fair
(in € millions)	2002	2003	2004	2005	2006	Thereafter	Total	Value

Cap contracts
Interest rate cap Euro	10.0						10.0	0.0
Capped rate	4.0%
Interest rate cap U.S. dollar	34.0						34.0	0.0
Capped rate	7.50%
Debt
U.S. dollar	2.4	0.6	0.2	0.2	0.2	195.3	198.9	233.5
Average fixed rate	7.2%	6.9%	7.7%	7.8%	7.8%	10.6%	10.5%
U.S. dollar	3.1	2.2	0.6	0.6			6.5	6.5
Average variable rate	6.2%	4.2%	2.9%	2.9%			4.9%
Euro	10.3	9.2	6.0	4.1	2.1		31.7	30.4
Average fixed rate	5.9%	6.0%	6.6%	6.5%	6.6%		6.2%
Euro	2.9	1.7	21.8	1.1	6.3		33.8	33.8
Average variable rate	4.6%	5.2%	5.2%	4.8%	4.8%		5.0%
Other currencies	0.5	0.5	0.3	0.3	0.2		1.8	1.7
Average fixed rate	7.7%	7.7%	7.7%	7.4%	7.2%		7.6%
Other currencies	2.4	0.1	0.1	0.1	0.1	1.1	3.9	3.9
Average variable rate	16.6%	7.3%	7.3%	7.3%	7.3%	8.0%	13.4%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	33.1							-0.6 (1)
U.S. dollars average rate	0.8588
Options — Puts (in U. S.$)	15							0.0
U.S. dollars average rate	0.9050

(1)	Fair value represents the discounted, unrealized exchange gain or loss.

Item 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

      Not applicable.

Warrants and Rights

      Not applicable.

Other Securities

      Not applicable.

American Depositary Shares

      Not applicable.

PART II

Item 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

Item 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

      Not applicable.

Item 15:     [RESERVED]

Item 16:     [RESERVED]

PART III

Item 17:     FINANCIAL STATEMENTS

      Not applicable.

Item 18:     FINANCIAL STATEMENTS

      The following audited financial statements of CGG and related schedules, together with the report of Barbier Frinault et Autres, Andersen and Ernst & Young, are filed as part of this Annual Report:

      The following financial statements of Arabian Geophysical & Surveying Company Limited (Argas) and related schedules, together with the report of Ernst & Young on the consolidated financial statements of Argas as at and for the year ended December 31, 2001, are filed as part of this Annual Report. The consolidated financial statements of Argas as at and for the years ended December 31, 2000 and 1999 are unaudited.

Item 19:     EXHIBITS

      The following instruments and documents are included as Exhibits to this Annual Report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit

1.1*	English translation of the Articles of Association (statuts) of the Registrant.
2.1	Form of American Depositary Receipt.(1)
2.2	Form of Deposit Agreement between the Registrant and The Bank of New York, as depositary.(1)
2.3	Indenture dated as of November 22, 2000 between the Registrant and The Chase Manhattan Bank as Trustee, which includes the form of the 10 5/8% Senior Notes due 2007 as an exhibit thereto.(2)
2.4*	Registration Rights Agreement dated as of February 8, 2002 by and among the Registrant, RBC Dominion Securities Corporation and Salomon Brothers International Limited.
4.1	1992 Stock Option Plan.(1)
4.2	1995 Stock Option Plan.(1)
4.3	1996 Stock Option Plan.(1)
4.4	Lease dated as of December 4, 1990 for the Registrant’s principal executive offices in Massy, France.(1)
4.5	Lease dated as of April 2, 1991 for the Registrant’s data processing center in London, England.(1)
4.6	Leases dated as of November 8, 1991 and December 13, 1996 for the Registrant’s data processing center in Houston, USA.(1)
4.7	Lease dated as of September 1, 1996 for Sercel’s factory in Tulsa, USA.(1)
4.8	Time charter agreement dated as of March 1, 1996 for CGG Föhn, as amended on July 1, 1996.(1)
4.9	Time charter agreement dated as of May 7, 1996 for CGG Harmattan, as amended on July 1, 1996.(1)
4.10	Time charter agreement dated as of June 1, 1996 for CGG Mistral, as amended on July 1, 1996.(1)
4.11	Time charter agreement dated as of December 22, 1997 for CGG Alizé.(3)

Exhibit No		Exhibit

4.12		Shareholders’ Agreement dated January 31, 1995 between Total Formations Petrolieres, ISIS and SOGERAP.(3)
4.13		Subscription Agreement dated October 23, 1999 by and between the Registrant and The Beacon Group Energy Investment Fund II, L.P.(4)
4.14		Registration Rights Agreement dated December 13, 1999 by and between the Registrant and The Beacon Group Energy Investment Fund II, L.P.(4)
4.15		Registration Rights Agreement, dated October 4, 2000 between the Registrant and Paradigm Geophysical Ltd.(5)
4.16		Securities Purchase Agreement dated October 4, 2000 by and between the Registrant, Paradigm Geophysical Ltd. and Paradigm Geophysical Corp.(5)
4.17		Asset Purchase Agreement dated September 22, 2000 by and among Shaw Industries Ltd., Shaw Resource Services, Inc., the Registrant, Sercel Inc. and Sercel Canada Ltd.(2)
4.18		Share Purchase Agreement dated December 14, 2000 by and among Aker Maritime ASA, Aker Geo Seismic AS and the Registrant.(2)
4.19		Memorandum of Understanding dated October 20, 2000 between the Registrant and Louis-Dreyfus Armateurs.(2)
4.20		Amendment Agreement in respect of $180,000,000 Multicurrency Revolving Credit Facility Agreement dated August 31, 2000. (2)
4.21	*	2001 Stock Option Plan.
4.22		Purchase Agreement dated November 17, 2000 among the Registrant, RBC Dominion Securities Corporation, Salomon Smith Barney Inc., Credit Lyonnais and CIBC World Markets Corp.(2)
4.23		Registration Rights Agreement dated November 22, 2000 among the Registrant, RBC Dominion Securities Corporation, Salomon Smith Barney, Inc., Credit Lyonnais and CIBC World Markets Corp.(2)
4.24	*	Purchase Agreement dated February 5, 2002 among the Registrant, RBC Dominion Securities Corporation and Salomon Smith Barney Inc.
7*		Statement re Computation of Ratios.
8*		Subsidiaries of the Registrant.
99.1*		Letter of CGG addressed to the SEC regarding representations to the Registrant from Arthur Andersen LLP.

Notes:

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800), dated April 16, 1997, as amended.

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (SEC File No. 333-13060), dated January 11, 2001, as amended.

(3)	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-11074), dated November 3, 1999, as amended.

(4)	Incorporated by reference to the Registrant’s Report on Schedule 13D, dated December 13, 2000, as amended.

(5)	Incorporated by reference to the Registrant’s Report on Schedule 13D, dated October 16, 2000, as amended.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE
(Registrant)
/s/ MICHEL PONTHUS

Senior Executive Vice President
Finance & Human Resources and Chief
Financial Officer

Date: May 3, 2002

BARBIER FRINAULT & AUTRES ANDERSEN 41, rue Ybry 92576 Neuilly-sur-Seine Cedex	ERNST & YOUNG Audit 4, rue Auber 75009 Paris

Report of independent auditors

The Board of Directors and Shareholders of

  Compagnie Générale de Géophysique, S.A.

      We have audited the accompanying consolidated balance sheets of Compagnie Générale de Géophysique, S.A., expressed in euros, as of December 31, 2001, 2000 and 1999, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compagnie Générale de Géophysique, S.A. at December 31, 2001, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in France.

      Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net income and shareholders’ equity to accounting principles generally accepted in the United States are set forth in Notes 25 to 27 to the consolidated financial statements.

Neuilly-sur-Seine and Paris, France, March 14, 2002

BARBIER FRINAULT & AUTRES ANDERSEN	ERNST & YOUNG Audit

LOGO	LOGO
Represented by Pascal Macioce	Represented by François Hilly

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

CONSOLIDATED BALANCE SHEETS

	December 31

	2001	2001	2000	1999

	USD	€	€	€

	(amounts in millions)
ASSETS
Current assets
Cash and cash equivalents	50.5	56.7	60.1	64.5
Trade accounts and notes receivable (Note 3)	243.9	274.1	265.2	175.7
Inventories and work-in-progress (Note 4)	83.6	93.9	90.9	84.6
Other current assets (Note 5)	48.3	54.2	51.0	49.9

Total current assets	426.3	478.9	467.2	374.7

Long term receivable and other investments	17.3	19.4	9.0	5.2
Investments in and advances to companies under the equity method (Note 6)	45.8	51.4	49.2	25.4
Property, plant and equipment, net (Note 7)	249.9	280.7	140.7	160.6
Goodwill and intangible assets, net (Note 8)	163.7	184.0	173.2	119.6

Total assets	903.0	1,014.4	839.3	685.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	5.5	6.2	12.7	12.1
Current portion of long-term debt (Note 10)	21.7	24.4	20.8	23.7
Trade accounts and notes payable	86.0	96.6	99.4	78.4
Accrued payroll costs	46.7	52.5	47.7	46.5
Income taxes payable	25.1	28.2	17.9	16.4
Advance billings to customers	11.3	12.6	19.0	10.6
Other current liabilities (Note 9)	36.1	40.5	42.8	71.6

Total current liabilities	232.4	261.0	260.3	259.3

Long-term debt (Note 10)	227.1	255.1	231.0	132.8
Other long-term liabilities (Note 11)	22.8	25.6	27.3	22.7

Total long-term liabilities	249.9	280.7	258.3	155.5

Minority interest	8.8	9.9	—	1.2
Common stock, (Note 12), 24,498,368 shares authorized 11,680,718 shares with a €2 nominal value issued and outstanding at December 31, 2001; 10,086,389 at December 31, 2000; 9,273,384 at December 31, 1999	20.8	23.4	15.4	14.1
Additional paid-in capital	309.3	347.5	329.0	274.1
Amount receivable from shareholders	—	—	—	(0.2)
Retained earnings	48.6	54.6	(18.3)	48.0
Net income (loss) for the year	13.9	15.7	(12.0)	(66.5)
Cumulative Translation Adjustment	19.3	21.6	6.6	—

Total shareholders’ equity	411.9	462.8	320.7	269.5

Total liabilities and shareholders’ equity	903.0	1,014.4	839.3	685.5

      The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euro at the Noon Buying Rate in New York City on December 31, 2001: €1.00 = US$0.8901.

See notes to consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31

	2001	2001	2000	1999

	USD	€	€	€

	(amounts in millions, except share and per share
	data)
Operating revenues	714.7	802.9	695.3	506.7
Cost of operations	(571.2)	(641.7)	(579.9)	(460.9)

Gross profit	143.5	161.2	115.4	45.8

Research and development expenses — net (Note 16)	(31.4)	(35.3)	(26.9)	(24.6)
Selling, general and administrative expenses	(75.5)	(84.8)	(83.2)	(78.3)
Other revenues (expenses) — net (Note 17)	12.2	13.7	13.5	2.4

Operating income (loss)	48.8	54.8	18.8	(54.7)

Goodwill amortization (Note 8)	(5.8)	(6.5)	(4.7)	(1.4)

Operating income (loss) after goodwill amortization	43.0	48.3	14.1	(56.1)

Interest and other financial income and expense — net	(20.5)	(23.0)	(15.9)	(9.6)
Exchange gains (losses) — net	(1.2)	(1.4)	(5.8)	(3.4)

Income (loss) before income taxes	21.3	23.9	(7.6)	(69.1)

Income taxes (Note 18)	(15.0)	(16.8)	(10.6)	(7.8)

Income (loss) from consolidated companies	6.3	7.1	(18.2)	(76.9)

Equity in income of affiliates (Note 6)	7.8	8.8	2.6	0.7
Minority interest	(0.2)	(0.2)	3.6	9.7

Net income (loss)	13.9	15.7	(12.0)	(66.5)

Weighted average number of shares outstanding	11,609,393	11,609,393	9,389,214	5,314,905
Dilutive potential shares from stock-options		— (a)	95,839	15,747

Adjusted weighted average shares and assumed option exercises	11,609,393	11,609,393	9,485,053	5,330,652

Net income (loss) per share
Basic	1.20	1.35	(1.28)	(12.51)
Diluted	1.20	1.35	(1.28)	(12.51)

(a)	For the year ended December 31, 2001, the effects of stock options were anti-dilutive.

      The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euro at the Noon Buying Rate in New York City: €1.00 = US$0.8901.

See notes to consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31

	2001	2001	2000	1999

	USD	€	€	€

	(amounts in millions)
Cash flows from operating activities
Net income (loss)	13.9	15.7	(12.0)	(66.5)
Depreciation and amortization	68.0	76.4	70.5	63.7
Multi-client surveys amortization	62.0	69.7	73.1	28.8
Net loss (gain) on sale of assets	(11.9)	(13.4)	(17.0)	(10.6)
Deferred income taxes	—	—	(1.1)	—
Minority interest	0.2	0.2	(3.6)	(9.7)
Equity in income of investees, net of dividends	(6.4)	(7.2)	(2.1)	(0.1)
Increase (decrease) in other long-term liabilities	(4.4)	(5.0)	8.8	0.6
Other non-cash items	15.0	16.9	1.4	(7.0)
Increase/ decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	(8.7)	(9.8)	(90.5)	(2.1)
(Increase) decrease in inventories and work in progress	0.2	0.3	(4.4)	21.3
(Increase) decrease in other current assets	(3.2)	(3.6)	7.2	(6.5)
Increase (decrease) in trade accounts and notes payable	(4.9)	(5.6)	16.3	(6.9)
Increase (decrease) in other current liabilities	1.3	1.4	(21.7)	(3.0)

Net cash provided by operating activities	121.1	136.0	24.9	1.8

Cash flows from investing activities
Purchases of property, plant and equipment (Note 21)	(37.2)	(41.8)	(33.1)	(51.5)
Investments in multi-client surveys	(70.2)	(78.8)	(92.5)	(56.8)
Proceeds from sale of assets	17.0	19.1	11.9	19.8
Cash paid for acquired businesses, net of cash acquired	(26.4)	(29.7)	—	(62.8)
Investments in and advances to companies under the equity method	(0.2)	(0.2)	—	(3.9)
Decrease (increase) in other investments	(0.6)	(0.7)	(0.1)	0.2

Net cash used in investing activities	(117.6)	(132.1)	(113.8)	(155.0)

Cash flows from financing activities
Repayment of long-term debt	(168.0)	(188.8)	(535.1)	(196.7)
Issuance of long-term debt	178.2	200.2	625.8	236.9
Repayment of capital lease obligations	(12.1)	(13.6)	(14.9)	(16.7)
Government research grants received	1.8	2.0	1.5	1.5
Government research grants repaid	(1.1)	(1.2)	(1.4)	(2.7)
Increase (decrease) in bank overdrafts	(6.1)	(6.8)	—	(0.7)
Net proceeds from capital increase	0.2	0.2	1.8	165.1
Dividends paid and share capital reimbursements	—	—	(0.2)	—
Contribution from minority shareholders	—	—	6.2	—

Net cash provided by (used in) financing activities	(7.1)	(8.0)	83.7	186.7

Effects of exchange rate changes on cash	0.6	0.7	0.8	1.0

Net increase (decrease) in cash and cash equivalents	(3.0)	(3.4)	(4.4)	34.5

Cash and cash equivalents at beginning of year	53.5	60.1	64.5	30.0

Cash and cash equivalents at end of year	50.5	56.7	60.1	64.5

      The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euro at the Noon Buying Rate in New York City: €1.00 = US$0.8901.

See notes to consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Amount
			Additional	receivable		Cumulative	Total
	Number of	Common	paid-in	from	Retained	translation	shareholders’
	shares issued(a)	stock	capital	shareholders	earnings	adjustment	equity

	(In millions of euro, except for number of shares)
As of December 31, 1998	5,074,785	7.7	116.6	(0.9)	47.3	(3.8)	166.9

Capital increase(a)	4,198,599	6.4	158.2	0.7			165.3
Net income					(66.5)		(66.5)
Other			(0.7)		0.7		—
Foreign currency translation						3.8	3.8

As of December 31, 1999	9,273,384	14.1	274.1	(0.2)	(18.5)	—	269.5

Capital increase(a)	813,005	1.3	55.0	0.2			56.5
Net income					(12.0)		(12.0)
Other			(0.1)		0.2		0.1
Foreign currency translation						6.6	6.6

As of December 31, 2000	10,086,389	15.4	329.0	—	(30.3)	6.6	320.7

Capital increase(a)	1,594,329	8.0	100.5				108.5
Net income					15.7		15.7
Other(b)			(82.0)		84.9		2.9
Foreign currency translation						15.0	15.0

As of December 31, 2001	11,680,718	23.4	347.5	—	70.3	21.6	462.8

As of December 31, 2001 (in millions of U.S. dollar)	11,680,718	20.8	309.3	—	62.5	19.3	411.9

(a)	See Note 12

(b)	Deduction from Issuance premium for allocation to the carry forward

      The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euro at the Noon Buying Rate in New York City: €1.00 = US$0.8901.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Compagnie Générale de Géophysique, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

      The accounting principles applied by the Group in the preparation of the accompanying financial statements are in conformity with accounting principles generally accepted in France (“French GAAP”) and comply with the regulation Number 99-02 approved by the decree date June 22, 1999 of the French “Comité de la Réglementation Comptable”.

      Beginning with the financial statements for fiscal year 2001 and future fiscal years, the Group has adopted French GAAP for reporting the primary financial statements. French GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Notes 25, 26 and 27 describe the principal differences between French GAAP and U.S. GAAP as they relate to the Group, and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the year ended December 31, 2001. For the years ended December 31, 2000, and 1999 there are no material differences between French GAAP and U.S. GAAP.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euro at the Noon Buying Rate in New York City on December 31, 2001: €1.00 = US$ 0.8901.

Euro

      On January 1, 1999, the euro (€) was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including France. On January 1, 2001 the euro became the official currency of 12 Economic Union member states. The Group prepares its consolidated financial statements in French francs and has adopted the euro as its reporting currency for the periods after January 1, 2001. Accordingly, the 2000 and 1999 consolidated financial statements were restated in euro using the fixed exchange rate for French franc to euro of €1.00 = FF 6.55957.

Principles of consolidation

      The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries.

      Investments in which ownership interest ranges from 20% to 50% and the Group exercises significant influence over operating and financial policies are accounted for using the equity method. Certain investments where ownership is below 20% may be accounted for using the equity method when significant influence (Board membership or equivalent) of the business is exercised.

      All inter-company transactions and accounts are eliminated in consolidation.

Translation of financial statements of foreign entities and foreign currency transactions

      The accounts of all the Group’s foreign subsidiaries are maintained in the local currency, which is the functional currency, with the exception of the accounts of subsidiaries operating in Indonesia and Venezuela. In those cases, the functional currency is the U.S. dollar, the currency in which the entities primarily conduct their businesses.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are recalculated at year-end exchange rates. The resulting unrealized exchange gains and losses are included in income.

      When translating the foreign currency financial statements of foreign subsidiaries to euro, year-end exchange rates are applied to asset and liability accounts, while average annual exchange rates are applied to income statement accounts. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity.

      With respect to foreign affiliates accounted for using the equity method, the effects of exchange rate changes on the net assets of the affiliate are recorded in a separate component of shareholders’ equity.

Revenue recognition

      The Group acquires and processes seismic data surveys both on an exclusive contract basis and on a multi-client basis.

          Exclusive contracts

      When the Group acquires seismic data on an exclusive contract basis, the customer retains ownership of the data obtained. Revenues are recognized using the percentage of completion method. Survey data is billable on a monthly basis to the customer in accordance with the terms of the contract based on work performed.

      For seismic data processed on an exclusive contract basis, revenues are recognized, as survey data is periodically delivered to the customer and billable in accordance with the terms of the contract. This method approximates the percentage of completion method.

      Provisions are made currently for all known or reasonably foreseeable losses at completion.

          Multi-client surveys

      The Group performs multi-client surveys, retains ownership of the seismic data acquired and processed, and provides customers access to the survey dataset through a non-transferable licensing agreement.

      Revenues are recognized in accordance with the terms of the contract when the services have been performed and invoiced to the customer. Advance billings to customers are recorded in current liabilities.

          Equipment sales

      Revenues on equipment sales are recognized upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.

          Software and hardware sales

      Revenues from the sale of software and hardware products are recognized following acceptance of the product by the customer at which time the Group has no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

      If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method. If the software arrangement does not require significant production, modification, or customization of software, revenue is recognized when all of the following criteria are met:

•	persuasive evidence of contract exists,

•	delivery has occurred,

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

•	the fee is fixed or determinable,

•	collectibility is probable.

      If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, postcontract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

      Maintenance revenues consist primarily of postcontract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.

Research and development

      Research and development costs are expensed as incurred.

Government research grants

      For certain of its research projects carried out jointly with other companies, the Group receives financing from government organizations that provide such grants in order to encourage research activities in France. A portion of the grants (between 15% to 45%) is unconditionally repayable and is recorded as debt when received.

      The balance is repayable through royalties on future sales only in the event the related research project proves to be successful.

      This conditionally repayable portion of the research grant is recognized as income as the research expenditures are incurred. Any royalties due are recognized as cost of operations as the related sales are recognized.

Other revenues (expenses)

      Operating results include other revenues and expenses which comprise revenues and expenses not linked with current activity. It includes gains or losses on sales of assets and non-recurring revenues and expenses, such as gains or losses on partial sales of businesses, impairment of assets (including goodwill) and restructuring costs. Unusual items such as lay-off indemnities, out of redundancy plans, and write-down or allowances on current assets related to unusual events are recorded in cost of operations.

Cash equivalents

      Cash equivalents consist of marketable securities and short-term time deposits generally having original maturities of less than three months and are carried at the lower of cost or market value.

Inventories and work-in-progress

          Geophysical services

      Consumables and spare parts inventories are stated at the lower of cost or market value with cost determined on a standard cost basis which approximates their weighted average historical cost of acquisition.

      When the percentage of completion method is not applied, work-in-progress is stated at the lower of cost or realizable value and includes all direct costs incurred in acquiring and processing data for non-completed exclusive surveys.

          Products

      Raw materials and spare parts are stated at the lower of cost or market value with cost determined on a weighted average basis.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      Products in progress and finished products are stated at the lower of cost or realizable value and include all direct and indirect costs incurred in manufacturing equipment. General and administrative expenses and research and development costs are not included in inventory.

Property, plant and equipment

      Property, plant and equipment are stated at cost and include assets acquired under capital lease arrangements.

      The Group can receive from the Government non-repayable equipment subsidies which are recorded as a reduction to the cost of the equipment when received and recognized in income as a reduction of depreciation expense over the estimated useful lives of the equipment subsidized.

      Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which are as follows:

Buildings	20 years
Machinery, equipment and vehicles	3 to 5 years
Seismic vessels	12 to 20 years
Office furniture and fixtures	6 to 10 years
Computer hardware and software	3 to 5 years

      Repairs, maintenance and renewal costs, which do not materially prolong the useful life of an asset, are expensed as incurred.

      Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income in other revenues and expenses.

      Inter-company gains on sales of assets and equipment sales made by the geophysical products segment to the geophysical services segment, as well as the related effect on depreciation expense, are eliminated in consolidation.

Vessel rigging costs and costs of start-up activities

      Expenditures relating to the outfitting or conversion of seismic vessels operated under long-term charter arrangements are recorded as deferred expenses and charged to income on a straight-line basis over the related estimated minimum period to be benefited of eighteen months.

      Costs of start-up activities, including organization costs, are expensed as incurred. This applies particularly to training costs for personnel called to work on a new vessel.

Goodwill and intangible assets

      Goodwill, representing the excess of the purchase price over the fair value of net assets of businesses acquired, is amortized on a straight-line basis over the estimated future periods of benefit which ranges from five to twenty years depending on the type of business acquired. The difference between the cost of equity method investments and the amount of underlying equity acquired in the net assets of the investee is not included in goodwill, but is classified in investments in companies under the equity method.

      Intangible assets include primarily the costs incurred to acquire and process data for multi-client surveys. We decide to launch new studies following an analysis of market prospects (i.e., oil and gas discoveries, or interest expressed by clients for the zone) of the area we intend to cover, and after considering the level of contractual precommitments we can secure from clients prior to the beginning of the survey. The asset is amortized over the period during which the data is expected to be marketed (generally between 36 months and 7 years), on a prorata method based on recognized revenues as a percentage of total estimated sales, which depends on the geographical

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

area where the Group performs the survey. The durations of the periods of amortization are in line with the practice of the industry, derived from available information from various origins. Recognized and expected revenues are reviewed periodically and, if they do not meet original forecast revenues, amortization is accelerated.

      Intangible assets also include patents and trademarks, which are amortized on a straight-line basis over their estimated useful lives.

Impairment of long-lived assets

      Long-lived assets, goodwill and other identifiable intangible assets are written down when, as a result of events or changes in circumstances within the year, their recoverable value appears to have declined on an other than temporary basis to an amount less than their carrying value.

      Impairment is determined for each group of autonomous assets (independent operating units or subsidiaries) by comparing their carrying value with the undiscounted cash flows that they are expected to generate based upon management’s expectations of future economic and operating conditions.

      Should the above comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either market value or the sum of discounted future cash flows.

Income taxes

      The Group uses the liability method under which deferred taxes are calculated applying tax rates in effect when the temporary differences will reverse. Valuation allowances are recorded against deferred tax assets based on their probability of realization.

      Tax credits and other allowances are credited to current income tax expense using the flow-through method of accounting.

Pension plans and other post-retirement benefits

      The Group maintains pension plans in various countries as prescribed by local laws and customs. Contributions, based on salaries, are made to the national organizations responsible for the payment of pensions. The Group has no additional liability for these plans.

      In France, legislation requires that lump sum retirement indemnities be paid to employees based upon their years of service and compensation at retirement. The actuarial liability of this unfunded obligation is included in other long-term liabilities.

      The Group has no significant commitments to provide other post-retirement benefits such as medical costs and life insurance to employees.

Contingencies

      An estimated loss from a contingency is charged to income if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Disclosure is made for loss contingencies not meeting both these conditions if there is a reasonable possibility that a loss may be incurred. In particular, the Group records provisions for future reasonably foreseeable losses on contracts in progress.

      No accruals are made for contingent gains.

Financial instruments

      The Group may enter into forward foreign currency exchange contracts to limit its exposure to currency fluctuations when firm contract commitments exist for net cash flows (contract revenues less costs) to be received in foreign currencies (primarily U.S. dollars). A forward foreign exchange contract obligates the Group to

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent Euro payment equal to the value of such exchange.

      Unrealized gains and losses resulting from changes in forward rates of instruments hedging recognized assets and liabilities are recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item. Changes in the fair value of instruments hedging future commitments should be deferred and will be recognized in earnings on the projected date of the forecasted transaction. If the amounts and maturity dates of forward contracts do not correspond to foreign currency cash flows to be generated by the backlog, the forward contracts should not be qualified as hedges. Accordingly, unrealized gains and losses resulting from changes in forward rates of these contracts should be recorded in earnings. Unrealized gains and losses reflected in income are included respectively in other current assets and other liabilities in the consolidated balance sheet using the accrual method.

      The Group also purchases interest rate cap agreements that are designed to limit its exposure to increasing interest rates and are designated as hedges of its long-term debt portfolio. An interest rate cap entitles the Group to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense (strike price) on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Group is obligated to pay to the counterparty is an initial premium. The strike price of these agreements exceeds the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and expected to be highly correlated with the interest rates the Group incurs on its long-term debt portfolio. Payments to be received as a result of the specified interest rate index exceeding the strike price are accrued in other assets and are recognized as a reduction of interest expense (the accrual accounting method). The cost of these agreements is included in other assets and amortized to interest expense on a pro rata temporis basis during the life of the agreement.

      The Group does not enter into forward foreign currency exchange contracts or interest rate cap agreements for trading purposes nor does it use any other types of derivative financial instruments.

Earnings per share

      Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of the Company’s shares outstanding during the period.

      Diluted earning per share is calculated by dividing net income by the weighted average number of shares including the effect of dilutive securities (stock-options).

Inflation

      The following principles are applied in regards to the determination of appropriate functional currency and the need for remeasurement of local accounts in the case of highly inflationary environments. “Highly inflationary” economy defines an economy that has accumulated inflation of approximately 100% or more over a three-year period. This is not an absolute measure as the trend of inflation may be as important as the absolute rate. Ultimately, the definition of “highly inflationary” depends on the judgment of management.

      We consider the following when deciding if an economy is highly inflationary:

•	We do not closely monitor inflation on a monthly basis and change the method of accounting each time the cumulative 3-year rate increases above or falls below 100%. We assess on an annual basis instead.

•	We take into account any one-off event (e.g. economic or political) which have created exceptionally high inflation in one year but is not necessarily indicative of a highly inflationary economy.

•	We do not rigidly apply the 100% cut-off. “Approximately” 100% permits flexibility of at least plus or minus 10%.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

The most recent three-year data for the general price index are used when calculating the cumulative 3-year inflation rate.

NOTE 2 — ACQUISITIONS AND DIVESTITURES

      All acquisitions have been accounted for using the purchase method.

For the year ended December 31, 2001

      In 2001, the Group made the following strategic acquisitions and divestitures:

      On January 16, 2001, the Group acquired two seismic vessels and seismic data from Aker Maritime ASA, a Norwegian corporation.

      Under the terms of the agreement, the Group acquired the two seismic vessels Amadeus and Symphony, operated by Aker Geo, as well as 1,000 Km2 of recently acquired seismic data. Operating continuity both vis-à-vis current Aker Geo clients and main suppliers constituted an integral part of the agreement. As consideration for this transaction, Aker Maritime received U.S.$25 million in cash and 1,591,407 shares of the Company, representing 13.6% of the total number of shares issued after the transaction was completed.

      The total transaction value was approximately U.S.$118 million, and did not create any material additional goodwill, compared to the total value of the transaction, as the transaction is by nature a sale of assets.

      On December 24, 2001, the Group sold its radio navigation and positioning division Osiris BV to Fugro NV for €7 million in cash.

For the year ended December 31, 2000

      In September 2000, the Group acquired Mark Products from Shaw Industries for an amount of U.S.$23.8 million. Shaw’s Mark Products division, with operations in Houston, Texas and Calgary, Alberta, was sold to Sercel, our geophysical equipment manufacturing business. As consideration, Shaw received 352,237 ordinary shares of CGG, which represented 3.7% of the outstanding CGG shares. Mark Products is a leading manufacturer of geophones, hydrophones, cables and connectors utilized for land, marine and transition zone geophysical applications worldwide.

      The transaction generated a goodwill of €14.3 million, which is being amortized over 10 years.

      In October 2000, CGG’s Flagship reservoir interpretation and characterization software division of the Group was merged within Paradigm Geophysical, a public company listed on the NASDAQ market.

      We received in exchange for Flagship 1.5 million Paradigm shares, valued at U.S.$7 each, and U.S.$4 million in cash. CGG’s equity stake in Paradigm represents approximately a 10.2% holding in the company. Under the agreement, Paradigm acquired CGG’s Flagship operations, which include the products Integral Plus and Stratimagic.

      In addition, the Group and Paradigm develop a technological cooperation in the domain of interpretation software. The common goal of this strategic development has been materialized by our significant equity participation in Paradigm, and we benefit from one seat on the Board of Directors of Paradigm, where we are the sole industrial shareholder. The stake in Paradigm has been accounted for under the equity method, generating an in-built goodwill of €6.3 million, amortized over 5 years due to the nature of the activity.

      In October 2000, the Group acquired the 40% minority interest of Louis Dreyfus Armateurs (“LDA”) within CGG Marine (the remaining 60% being already owned by CGG) and 50% of Kantwell Overseas Shipping, future owner of the seismic ship “CGG Mistral”. The transaction was finalized on December 21, 2000.

      LDA contributed €6.2 million to CGG’s subsidiary CGG Marine during 2000 prior to CGG’s purchase of LDA’s interest in the subsidiary.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      The upgrade of the seismic vessel Mistral to a 10-steamers capacity will take place through the creation of a joint company (Kantwell Overseas Shipping) to which the Mistral, currently owned by LDA, will be sold in its present condition. The upgrade started at the end of the second half of 2001 and will be achieved in June 2002. Upon delivery from the shipyard, CGG Marine will operate the Mistral under a 7-year time charter granted by the joint venture, new owner of the vessel.

      As consideration for these transactions, LDA received 413,969 CGG shares. The total transaction value was approximately U.S.$24.2 million, generating a goodwill on the purchase of CGG Marine’s shares of €13.3 million, which is being amortized over 10 years.

For the year ended December 31, 1999

      In January 1999, the Group acquired the remaining 51% interest in Compania Mexicana de Geofisica (“CMG”) for a purchase price of €5.3 million (US$5.7 million). The excess of the purchase price over the fair value of the net assets acquired amounted to €6.0 million and has been recorded as goodwill which is being amortized over ten years.

      The consolidation of CMG as of January 1st, 1999 had the following impact on the balance sheet captions at this date (in millions of euro):

Cash and cash equivalents	(3.3)
Trade accounts and notes receivable	0.1
Inventories and work-in-progress	0.7
Other current assets	1.6
Investments in equity	(0.1)
Property, plant and equipment	5.2
Goodwill	6.0

Total assets	10.2

Current portion of long-term debt	8.2
Trade accounts and notes payable	0.3
Accrued payroll costs	0.1
Income tax payable	0.1
Other current liabilities	1.5

Total liabilities	10.2

      On December 13, 1999 the Group purchased Geoscience Inc. (“Geoscience”), a company under majority control of the Tech-Sym Group. Geoscience, the shares of which were previously publicly traded, designs, develops, manufactures and market seismic data acquisition systems and related products and services.

      The transaction has been financed through the issuance of shares reserved to The Beacon Group and the proceeds of the rights offering have been used to buy Geoscience for a total price of US$67 million in cash, (approximately €66.8 million), and to reimburse certain debt of Geoscience and its subsidiaries in the normal course of loan agreements for US$20.3 million (approximately €20.1 million).

      Pertaining to the transaction, a cash tender offer was launched at a cash price of US$6.71 per share (approximately €6.68) to buy all outstanding shares of the target. 98% of the shares were tendered as a result of this offer (9,821,068 shares out of a total outstanding of 9,985,350 as of December 31, 1999) and the Group has reserved appropriate amounts to repay further tendered shares.

      Results for the half-month period between December 13 and December 31 have not been included in the financial statements as they were not material to the presented statements.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      The purchase method of accounting was used to record this acquisition and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair market values at the date of acquisition. The excess of the purchase price over the fair market value of the assets acquired minus the assumed liabilities was estimated at US$50.1 million (approximately €49.6 million), recorded as goodwill and is being amortized over a period of 20 years.

      The consolidation of this company as of December 31st, 1999 had the following impacts on the balance sheet captions at this date (in millions of euro):

Cash and cash equivalents	(59.2)
Trade accounts and notes receivable	12.9
Inventories and work-in-progress	18.4
Other current assets	0.3
Long term receivables	0.4
Investments in equity	0.6
Property, plant and equipment	22.8
Goodwill	49.9

Total assets	46.1

Overdrafts	1.0
Current portion of long-term debt	17.8
Trade accounts and notes payable	5.7
Accrued payroll costs	0.7
Income tax payable	0.6
Other current liabilities	12.5
Long term debt	(2.9)
Other long term liabilities	6.3
Cumulative translation adjustment	4.4

Total liabilities	46.1

      In December 1999, the Group sold its Airborne Geophysics Division to the Fugro Group (Netherlands) for an amount of €18.2 million. This division accounted for approximately €21.3 million of our net sales in 1999 (€23.7 million for fiscal 1998) and had operating income of €(0.3) million in 1999.

NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE

	December 31

	2001	2000	1999

	(in millions of euro)
Trade accounts and notes receivable	273.1	258.4	171.4
Recoverable costs and accrued profit not billed	20.3	15.8	16.6
Less: allowance for doubtful accounts	(7.0)	(5.4)	(11.4)

Subtotal	286.4	268.8	176.6

Less: long-term portion included in long-term receivables	(12.3)	(3.6)	(0.9)

Trade accounts and notes receivable net	274.1	265.2	175.7

      In the geophysical services segment, customers are generally large, national or international oil and gas companies, which management believes reduces potential credit risk. In the geophysical products segment, a significant portion of sales is paid by irrevocable letters of credit.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      The Group maintains an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Credit losses have not been material for the periods presented and have consistently been within management’s expectations.

      Recoverable costs and accrued profit not billed comprise amounts of revenue recognized under the percentage of completion method on contracts for which billings had not been presented to the contract owners because the amounts were not billable at the balance sheet date. Such unbilled account receivables are billable over the next 60 days.

      The long-term receivables in December 2001 for €12.3 million are mainly related to contracts concluded by Sercel for 6.6€ million and Offshore receivables for 5.1€ million.

      Invoices for a total amount of $2.5 million with an African customer were classified in 2000 in long-term receivables due to unusual payment terms. In 2001, these invoices, which are negotiated, are classified in short-term portion.

      All other trade receivables are payable within the next twelve months.

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

	December 31

	2001
				2000	1999
		Valuation
	Cost	Allowance	Net	Net	Net

	(in millions of euro)
Geophysical services
Consumables and spare parts	31.6	0.9	30.8	21.6	22.8
Geophysical products
Raw materials and spare parts	40.8	16.0	24.8	17.2	21.6
Products in progress	39.8	11.3	28.4	37.8	14.5
Finished goods	16.7	6.8	9.9	14.3	25.7

Total	128.9	35.0	93.9	90.9	84.6

      Inventories and work-in-progress are presented net of valuation allowances totaling €26.4 million at December 31, 2000 and €15.9 million at December 31, 1999.

      The increase in 2001 of “Consumables and spare parts” represents essentially the additional supplies being used in the upgrade of the seismic vessel “Mistral”.

      The increase of “products in progress” in 2000 was principally due to the launching by Sercel of a new range of Marine products, and the associated needs for pre-assembled components.

      In 1999, in order to be in line with the Group’s policy, and following the abandonment of certain product lines after the acquisition, a provision for depreciation of inventories was booked against the inventories of Geoscience for €15.3 million and allocated to goodwill. In addition, an unusual charge of €1.9 million was recognized on a certain category of geophysical equipment due to the absence of commercial perspectives.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 5 — OTHER CURRENT ASSETS

	December 31

	2001	2000	1999

	(in millions of euro)
Value added tax, government grants and other receivables	21.6	23.9	29.1
Prepaid rent, vessel charters and other expenses	9.2	9.6	10.3
Prepaid income tax	8.0	3.8	4.3
Deferred tax assets	3.5	4.2	3.8
Prepaid expenses	7.8	8.0	—
Supplier prepayments	3.8	1.5	2.4
Unrealized exchange gains on forward contracts	0.3	—	—

Other current assets	54.2	51.0	49.9

      Prepaid expenses in 2001 and 2000 are principally related to expenses incurred on financing operations, spread over the life of the obtained credits.

NOTE 6 — INVESTMENTS IN AND ADVANCES TO COMPANIES UNDER THE EQUITY METHOD

	December 31

	2001	2000	1999

	(in millions of euro)
Balance at beginning of year	49.2	25.4	19.4
Investments made during the year	—	20.3	5.0
Net variation in advances and loans to equity investees	—	—	(1.1)
Equity in income including amortization of goodwill(a)	8.8	2.6	0.7
Dividends received during the year, reduction in share capital	(1.5)	(0.4)	(0.6)
Changes in exchange rates	2.4	1.6	2.0
Other(b)	(7.5)	(0.3)	—

Balance at end of year	51.4	49.2	25.4

(a)	includes goodwill amortization related to Paradigm respectively for €1.3 and €0.3 million in 2001 and 2000.

(b)	relates primarily to equity affiliates now fully consolidated, divestiture and valuation allowances recorded against receivables from affiliates with a negative net worth.

      Investments in and advances to companies under the equity method are comprised of:

	2001	2000	1999

	(in millions of euro)
Argas	19.4	10.6	7.9
Geomar	5.6	5.6	5.6
Zhong Hai	0.1	0.4	0.4
JV XPEIC/Sercel Limited	4.6	4.0	3.4
Kantwell Overseas Shipping	—	9.1	—
Paradigm	10.6	11.1	—
Other(a)	11.1	8.4	8.1

Investments in companies under the equity method	51.4	49.2	25.4

(a)	includes loans and advances to companies accounted for under the equity method at December 31, 2001, 2000 and 1999 for €8.8 million, €8.3 million and €7.8 million, respectively.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      In 2001, Kantwell Overseas Shipping, a joint venture accounted for under the equity method in 2000, has been consolidated due to additional contractual rights gained by the Group.

      CGG’s contribution to the capital increase in Argas was made pursuant to its joint venture obligations, and the other shareholders of Argas have subscribed for an amount proportionally equivalent to their shareholdings. The net contribution to equity of affiliates accounted for under the equity method is as follows:

2001

(in millions
of euro)
Argas	15.1
Geomar	—
Zhong Hai	(0.4)
JV XPEIC/ Sercel Limited	3.1
Paradigm	(1.4)

Total	16.4

      The key figures relating to Argas’s stand alone financial statements are as follows as of December 31, 2001:

2001

(in millions
of euro)
Current assets	35.1
Fixed assets	85.8
Current liabilities	40.6
Non current liabilities	36.1
Gross revenue	80.7
Gross profit	22.7
Income from continuing operations before extraordinary items and cumulative effect of change in accounting principle	19.5

Net income	19.5

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT

	December 31

	2001			2000			1999

	Cost	Acc Dep	Net	Cost	Acc Dep	Net	Net

	(in millions of euro)
Land	4.9	0.2	4.7	4.9	0.2	4.7	3.9
Buildings	52.8	30.9	21.9	48.3	28.7	19.6	16.5
Machinery and equipment	412.3	333.6	78.7	414.1	333.1	81.0	106.6
Vehicles and vessels	238.6	86.7	151.9	85.9	70.9	15.0	19.3
Office furniture and fixtures	33.2	21.8	11.4	29.0	20.6	8.4	8.5
Computer hardware & software	17.6	9.3	8.3	13.3	7.4	5.9	3.7
Assets under construction	3.8	—	3.8	6.1	—	6.1	2.1

Total	763.2	482.5	280.7	601.6	460.9	140.7	160.6

      The increase of “Vehicles and vessels” is related to the acquisition of two Seismic vessels “Symphony” and “Amadeus” from Aker.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      Included above are land, buildings and geophysical equipment recorded under capital leases as follows:

	December 31

	2001			2000			1999

	Cost	Acc Dep	Net	Cost	Acc Dep	Net	Net

	(in millions of euro)
Land and buildings	5.9	5.1	0.8	5.9	4.7	1.2	1.7
Geophysical equipment	33.9	19.2	14.7	33.8	19.5	14.3	22.1

Total	39.8	24.3	15.5	39.7	24.2	15.5	23.8

      Depreciation of assets recorded under capital leases is determined on the same basis as owned assets and is included in depreciation expense.

      Included in assets recorded under capital leases are land and buildings of one of the Group’s French offices in Massy, which were sold under a sale-leaseback agreement in 1990. The assets are maintained at their original cost and the buildings continue to be depreciated over their initial estimated useful lives.

      Included in cost of operations is an amount of €18.1 million in 2001, €14.3 million in 2000 and €14 million in 1999 representing repairs and maintenance expense.

NOTE 8 — GOODWILL AND INTANGIBLE ASSETS

	December 31

	2001	2000	1999

	(in millions of euro)
Goodwill of consolidated subsidiaries	103.5	99.8	63.4
Less: accumulated amortization	(14.8)	(8.0)	(3.2)

Goodwill — net	88.7	91.8	60.2

Multi-client surveys	323.9	265.5	171.8
Less: accumulated amortization	(232.0)	(188.0)	(116.6)

Multi-client surveys — net	91.9	77.5	55.2

Patents, trademarks and other intangible assets	6.7	6.4	5.9
Less: accumulated amortization	(3.3)	(2.5)	(1.7)

Other intangible assets — net	3.4	3.9	4.2

Total Goodwill and Intangible assets — net	184.0	173.2	119.6

      Goodwill amortization expense amounted to €6.5 million in 2001, €4.7 million in 2000 and €1.4 million in 1999.

      Multi-client surveys net value increased due to the development of programs of investment initiated in 2000 and 1999. Multi-client surveys amortization in 1999 included an unusual write-down of €3.9 million, relating to a lack of firm sales commitments on two specific surveys in the North Sea basin.

      The increase of goodwill in the year 2000 is the result of the acquisitions of Mark Products from Shaw Industries, with an initial goodwill of €14.3 million, and the purchase from Louis Dreyfus Armateurs of their minority stake in our subsidiary, CGG Marine, together with a 50% interest in Kantwell Overseas Shipping, with a goodwill of €13.3 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 9 — OTHER CURRENT LIABILITIES

      The analysis of other current liabilities is as follows:

	December 31

	2001	2000	1999

	(in millions of euro)
Provisions for restructuring costs	0.8	3.4	10.6
Provisions for contract losses and litigation	2.2	6.0	6.7
Deferred income	11.6	6.3	3.0
Value added tax and other taxes payable	10.1	8.8	13.6
Unrealized exchange losses on forward contracts	0.2	0.8	1.5
Deferred tax expense (short term)	0.9	2.1	1.9
Other liabilities	14.7	15.4	34.3

Other current liabilities	40.5	42.8	71.6

      In 2001 and 2000, “other liabilities” primarily relate to guarantees at Sercel.

      In 1999, provisions for restructuring costs related primarily to the workforce reduction plans or similar restructuring measures being implemented at the Company and Sercel.

      Litigation provisions relate primarily to ongoing employee arbitration cases of the Group’s foreign branch offices.

      In 1999, other liabilities relate primarily to the purchase of Geoscience:

—	Debt due to former owners of Geoscience for €0.9 million.

—	Firm purchase commitments in excess of foreseeable needs for €2.7 million.

—	Indemnification of certain clients related to cancellation of certain commercial agreements not in line with the Company’s policy for €1.6 million.

—	Various current expenses (insurance, royalties and commissions, repairs and maintenance) related to the purchase Geoscience incurred in the normal course of business for approximately €3.3 million.

      Other significant amounts under this caption also include:

—	Cash advances in a total of €3.7 million of minority shareholders.

—	Cash pertaining to the sale of the Airborne Geophysics division to the Fugro Group, paid in advance in an amount of €3.8 million.

—	Expenses related to repairs and loss of geophysical equipment on board of one of the vessels chartered by the Company in October 1999 for €1.6 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 10 — LONG-TERM DEBT

      Analysis of long-term debt by type is as follows:

	December 31

	2001			2000			1999

	Current	Long-term	Total	Current	Long-term	Total	Total

	(in millions of euro)
Outstanding bonds	—	192.9	192.9	—	182.7	182.7	—
Bank loans	9.7	34.9	44.6	8.4	22.3	30.7	114.6
Capital lease obligations	11.8	27.3	39.1	9.7	26.0	35.7	41.1

Sub-total	21.5	255.1	276.6	18.1	231.0	249.1	155.7

Accrued interest	2.9			2.7			0.8

Total	24.4			20.8			156.5

      At December 31, 2001 €65.4 million of bank loans were secured by tangible assets and receivables.

      Analysis of long-term debt (including amounts due within one year) by currency is as follows:

	December 31

	2001	2000	1999

	(in millions of euro)
Euro	65.5	45.5	40.3
U.S. dollar	205.5	200.6	104.8
Other currencies	5.6	3.0	10.6

Total	276.6	249.1	155.7

      Analysis of long-term debt (including amounts due within one year) by interest rate is as follows:

	December 31

	2001	2000	1999

	(in millions of euro)
Variable rates (effective rate December 31, 2001: 5.59%; 2000: 7.10%; 1999: 7.29%)	44.2	33.4	118.9
Fixed rates (effective rate December 31, 2001: 9.92%; 2000: 9.99%; 1999: 5.69%)	232.4	215.7	36.8

Total	276.6	249.1	155.7

      Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 9.92%, 13.99% and 12.04% at December 31, 2001, 2000 and 1999, respectively. The impact of hedging instruments has not been considered in the above two tables.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      The annual maturities of long-term debt, excluding capital leases (see Note 14), are as follows:

December 31
2001

(in millions
of euro)
2002	9.7
2003	4.5
2004	23.3
2005	2.5
2006	1.1
2007 and thereafter	196.4

Total	237.5

      On November 17, 2000, the Group issued U.S.$170 million aggregate principal amount of 10 5/8% Senior Notes due 2007 in the international capital markets. The Group used the approximately U.S.$164.9 million of net proceeds to repay a portion of outstanding indebtedness under the existing syndicated credit facility and to fund the U.S.$25 million cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker. A standard covenant package is attached to the bond, with a main incurrence test of coverage of interest by EBITDA. The Group was in compliance with the bond covenants on the date of issue, and at year-end. The bulk of the financial resources of the Group consists of, in addition to the U.S.$170 million bonds, a syndicated bank line of U.S.$90 million, amortizing by half-yearly installments or cancellations over two years starting in September 2002.

      In 1999, the bank credit facilities of the Group were renegotiated and partially replaced with a syndicated loan on improved terms, particularly with respect to maturity and covenants. The Group agreed to limitations on its net debt compared to equity, to the maintenance of a net debt to EBITDA ratio, to a minimum net worth test and to the completion of a capital increase of not less than €45.7 million by December 31, as part of the syndicated facility. The capital increase was realized on December 10, 1999. (See Note 12)

      The syndicated facility was entered into on September 15, 1999 and replaced approximately 80% of the credit lines of the Group.

      In addition to the covenants pertaining to this syndicated line of credit, the terms of certain other bank loan agreements contain, among other provisions, requirements for maintaining certain financial ratios, primarily debt to equity ratios. At December 31, 2001, the Group was in full compliance with all of these provisions. In the event the Group does not comply with one of these financial ratios, the banks could request immediate repayment of the loans.

      At December 31, 2001 the Group had €5.5 million available in unused short-term credit lines and overdraft facilities and €88.2 million in unused long-term credit lines.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 11 — OTHER LONG-TERM LIABILITIES

      Other long-term liabilities consist of the following:

	December 31

	2001	2000	1999

	(in millions of euro)
Government research grants	5.2	4.5	5.0
Retirement indemnity provisions	8.5	7.6	6.8
Employee profit sharing	7.7	5.6	3.6
Deferred income tax (long term)	0.1	0.1	0.2
Other liabilities	4.1	9.5	7.1

Other long-term liabilities	25.6	27.3	22.7

      The status of the retirement indemnity plans is as follows:

	December 31

	2001	2000	1999

	(in millions of euro)
Vested benefit obligation	—	—	—
Accumulated benefit obligation (unvested)	4.7	4.3	4.2
Projected benefit obligation	9.1	8.2	8.0
Fair value of plan assets	—	—	—
Unrecognized loss arising from change in assumed discount rate	0.5	0.6	0.7

Accrued provision	8.6	7.6	7.3 (a)

Service cost	1.1	0.4	0.3
Interest expense	0.5	0.4	0.5
Actual (return) loss on plan assets	—	—	—
Amortization of loss arising from change in discount rate	0.1	0.1	0.1

Net pension cost	1.7	0.9	0.9
Benefit payments	0.7	0.7	0.3

Curtailment	—	—	2.2

Net changes	1.0	0.2	(1.6)
Key assumptions used in estimating the Group’s retirement obligations are:
• Discount rate	6.0%	6.0%	6.0%
• Average rate of increase in future compensation	4.0%	4.0%	4.0%

(a)	in 1999, amount of 0.6 M€ is included in current liabilities as part of redundancy compensation

NOTE 12 — COMMON STOCK AND STOCK OPTION PLANS

      The Company’s share capital at December 31, 2001 consisted of 11,680,718 shares, each with a nominal value of €2.

Conversion of the share capital into Euro

      The Board of Directors in its meeting dated March 14, 2001, acting by virtue of the authorization granted by the General Meeting dated May 17, 2000, decided to convert the share capital into euro by conversion of the nominal share value and to round up this nominal value to the nearest euro. Therefore, the nominal share value is stated at €2, which on the basis of the previous nominal value of FRF 10 (€1.52) has involved an increase of the

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

share nominal value of FRF 3.12 per share. To reflect this capital increase of €5,553,116 the relevant sum has been deducted from the account “Issuance premium”.

Issued Shares

      During 2001, the Company issued 1,594,329 fully paid shares increasing the nominal value of shares outstanding to €23.4 million at December 31, 2001. This increase included:

•	1,591,407 ordinary shares issued in January 2001, at a subscription price of €69.265 per share and allocated to Aker Geo Seismic in compensation for the contributions in kind carried out by Aker with their shares held in Aker RGIF, a company holding two vessels. The shares issued in connection with this acquisition were valued at €110.2 million. Fees and expenses related thereto amounted to €1.7 million. (See Note 2).

•	2,922 ordinary shares issued to employees in connection with stock options exercised at a price of €47.7 and €61.03 from which the Company received net proceeds of €0.1 million.

      During 2000, the Company issued 813,005 fully paid shares increasing the nominal value of shares outstanding to €15.4 million at December 31, 2000. This increase included:

•	413,969 ordinary shares issued in December 2000, at a subscription price of €69.265 per share and allocated to LDA in compensation for the contributions in kind carried out by LDA with their shares held in CGG Marine and secondly with 50% of the shares held in Kantwell Overseas Shipping The Company received from this issuance net proceeds of €27.1 million. (See Note 2).

•	352,237 ordinary shares issued in September 2000, for a total global amount of €26.5 million at a subscription price of approximately €75.31 per share and allocated up to 140,895 Shares to Shaw Industries Ltd. and up to 211,342 Shares to Shaw Resource Services Inc., a subsidiary of Shaw Industries Ltd. This issuance was carried out in compensation for the contribution in kind performed by Shaw Industries and Shaw Resource Services of the notes they respectively held towards Sercel Canada and Sercel Inc. following the acquisition by Sercel from Shaw of their Mark Products division. The Company received from this issuance net proceeds of €27.9 million. (See Note 2).

•	36,586 ordinary shares issued to employees in connection with stock options exercised at a price of €24.23 from which the Company received net proceeds of €0.9 million. (Stock options plan dated October 19, 1995 and ended on October 19, 2000).

•	1,779 ordinary shares issued to employees in connection with stock options exercised at a price of €47.7 from which the Company received net proceeds of €0.09 million. (Stock option plan dated December 13, 1996).

•	8,434 ordinary shares issued to employees in connection with stock options exercised at a price of €61.03 from which the Company received net proceeds of €0.5 million. (Stock option plan dated May 5, 1997).

      During 2000, in connection with the Group Employees Saving Plan issued in 1997, the Company received net proceeds of €0.3 million related to shares payable in several installments. No shares remain payable at December 31, 2000.

      During 1999, the Company issued 4,198,599 fully paid shares increasing the nominal value of Ordinary Shares outstanding to €14.13 million at December 31, 1999. This increase included:

•	2,409,174 ordinary shares issued in December 1999, at a subscription price of €37 per share and offered in the United States and in France in connection with the rights offering launched by the Company in November 1999. The Company received from this issuance net proceeds of €85.8 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

•	1,777,071 ordinary shares issued in December 1999, for a total global amount of €85.6 million at a subscription price of approximately €48.18 per share and subscribed up to 1,748,620 Shares by CGG Investors, L.L.C. and up to 28,451 shares by GF Ltd Transaction Partnerships, both being members of The Beacon Group Energy Investment Fund II, L.P. The Company received from this issuance net proceeds of €78.4 million which were used to finance the acquisition of GeoScience Inc. (See Note 2).

•	250 ordinary shares issued to employees in connection with stock options exercised at a price of €54 from which the Company received net proceeds of €0.015 million. (Stock options plan dated December 13, 1996 and ended on December 12, 2001).

•	11,013 ordinary shares issued to employees in connection with stock options exercised at a price of €27.4 from which the Company received net proceeds of €0.3 million. (Stock options plan dated October 19, 1995 and ended on October 19, 2000).

•	1,091 ordinary shares issued to employees in connection with stock options exercised at a price of €24.2 from which the Company received net proceeds of €0.03 million. This price of €24.2 is the price of the stock option plan dated October 19, 1995, as adjusted following the rights offering.

      During 1999, in connection with the Group Employees Saving Plan issued in 1997, the Company received net proceeds of €0.6 million related to Ordinary Shares payable in installments. At December 31, 1999, a part of the purchase price of 27,329 shares remains payable in several installments.

Dividend rights

      Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution totaled €6.9 million at December 31, 2001.

Stock options

      Pursuant to various resolutions adopted by the Board of Directors, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group. Options granted in 1996 cannot be exercised for an initial period of 12, 24 or 36 months, depending upon the number of options granted, and expire 5 years from the date of grant. Twenty percent of options granted in 1997 can be exercised in every twelve month period and expire 8 years from the date of grant. Options granted under the provisions of the 2000 option plan which expires 8 years from the date of grant can not be generally exercised before 2003 and the options to subscribe 1000 shares or more can not be sold before January 18, 2005. Options granted under the provisions of the 2001 option plan, which expires 8 years from the date of grant, are vested by one fifth each year from march 2001 and cannot be generally exercised before 2004 and the options to subscribe 1000 shares or more can not be sold before January 18, 2005. The exercise price for each option is the average fair market value for the common stock during the 20 trading days ending on the trading day next preceding the date the option is granted, minus a 5% discount in the sole cases of the 1996.

      Information relating to options outstanding at December 31, 2001 is summarized below:

		Options
		outstanding at	Exercise price
Date of Board of Directors’ Resolution	Options granted	Dec. 31, 2001	per share (€)	Expiration date

December 13, 1996	7,590	—	47.7	December 12, 2001
May 5, 1997	100,000	59,631	61.0	May 4, 2005
January 18, 2000	231,000	219,750	49.9	January 17, 2008
March 14, 2001	256,000	253,000	71.2	March 13, 2009

	594,590	532,381

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      A summary of the Company’s stock option activity, and related information for the years ended December 31 follows:

	2001		2000		1999

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price	of options	price	of options	price

Outstanding-beginning of year	292,922	52.34	129,956	49.01	149,994	54.84
Granted	256,000	71.20	231,000	49.89	15,829 (a)	48.75
Exercised	(2,922)	53.33	(46,799)	31.75	(12,354)	27.67
Forfeited	(13,619)	57.51	(21,235)	50.82	(23,513)	64.74

Outstanding-end of year	532,381	61.27	292,922	52.34	129,956	49.01

Exercisable-end of year	48,097	61.03	42,421	59.77	77,856	40.96

(a)	including options granted following the capital increase pursuant to French anti-dilution law.

      In December 1996, the French Parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 50% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the shares before a five year period following the grant of option. The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options exercised after January 1, 1997.

      The Group has not recorded a liability for social charges which may be assessed for options granted as of December 31, 1999, 2000 and 2001 as the liability, being dependent on future trading values of the Company’s shares and the timing of employees’ decisions to exercise options and sell the related shares cannot be estimated. The Group also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares in less than a five-year period or four year for the plan dated March 2001.

NOTE 13 — FINANCIAL INSTRUMENTS

Foreign currency exposure management

      The reporting currency for the Group’s consolidated financial statements is the Euro. However, as a result of having primarily customers which operate in the oil and gas industry, more than 90% of the Group’s operating revenues are denominated in currencies other than the Euro, primarily the U.S. dollar.

      As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the Euro versus the U.S. dollar. A strengthening of the Euro compared to the U.S. dollar has a negative effect on the Group’s net sales and operating income denominated in U.S. dollars when translated to Euro, while a weakening of the Euro has a positive effect. In addition, the Group’s exposure to fluctuations in the Euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

      In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At December 31, 2001, 2000 and 1999, the Group’s long-term debt denominated in U.S. dollars amounted to U.S.$181.1 million, U.S.$186.6 million and U.S.$105.3 million, respectively. The Group also attempts to improve this balance by entering into forward exchange contracts. In addition, to protect against the reduction in the value of future foreign currency cash flows,

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

the Group follows a policy of selling U.S. dollars forward at average contract maturity dates which the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds. This foreign currency risk management strategy has enabled the Group to reduce, however, not eliminate the positive or negative effects of exchange movements with respect to these currencies.

      Details of forward exchange contracts are as follows:

	December 31

	2001	2000	1999

Notional amount (in millions of U.S.$)	89.0	100.5	40.3
Weighted average maturity	59 days	62 days	64 days
Weighted average forward Euro/U.S.$ exchange rate	0.8848	0.9332	1.0614
Unrealized exchange gains (losses) (in millions of €)(a)	(0.4)	(0.3)	(2.0)

(a)	€0.2 million of unrealized exchange profit was designated as a hedge of foreign currency commitments in 2001 and deferred in the future period. Equivalent amount was a profit of € 0.5 million in 2000 and a loss of €0.5 million in 1999.

      Only three subsidiaries of the Group are located in countries where hyperinflation could be encountered for the past three years, namely, Venezuela, Indonesia and Mexico. The functional currency retained for the Venezuela and Indonesia subsidiaries is the U.S.$. For Mexico, the applicable rates are as follows:

	December 31

	2001	2000	1999

Exchange rate compared to €	8.10	8.96	9.55
General price index	350.4	336.6	308.9

      The calculation of the evolution over three years shows an average price increase of 13%, which does not qualify for hyperinflation.

Interest rate risk management

      Since 1996, the Group maintains interest rate cap agreements to reduce the sensitivity of interest expense on its variable-rate debt to increases in interest rates.

      The terms of these agreements as of December 31, 2001 are as follows:

	December 31, 2001

Interest rate cap agreements
Notional amount (in millions)	U.S.$30	€10.0
Interest rate cap	7.5%	4%
Maturity date	March 28, 2002	July 1, 2002
Underlying variable rate debt instruments
Type of debt	Bank loans	Bank loans
Amount outstanding (in millions)	U.S.$8.0	€20.0
Interest rate index	Three month LIBOR	Three month EURIBOR
Weighted average interest rate	3.79%	5.17%
Weighted average maturity	7.1 months renewable	0.4 months renewable

      The carrying amounts and fair values of these agreements were not significant at December 31, 2001 and 2000.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Fair value information

      The carrying amounts and fair values of the Group’s financial instruments are as follows:

	2001		2000		1999

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

	(in millions of euro)
Cash and cash equivalents	56.7	56.7	60.1	60.1	64.5	64.5
Bank overdraft facilities	6.2	6.2	12.7	12.7	12.1	12.1
Bank loans, vendor equipment financing and shareholder loans:
• Variable rate	44.2	44.2	33.4	33.4	118.9	118.9
• Fixed rate	232.4	265.6	215.7	210.6	36.7	36.4
Foreign currency exchange contracts	(0.4)	(0.6)	(0.8)	—	(1.5)	(2.0)

      The Group considers the carrying value for loan receivable and other investments, trade accounts and notes receivable, other receivables, trade accounts and notes payable and other current liabilities to be the most representative estimate of fair value.

      For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow analyses based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.

      The fair values of foreign currency exchange contracts are estimated based on current forward exchange rates for contracts with comparable maturities.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Leases

      The Group leases primarily land, buildings and geophysical equipment under capital lease agreements expiring at various dates during the next five years. These capital lease commitments include the sale-leaseback agreement with respect to the Group’s head office in Massy.

      The Group also operates presently seismic vessels under long-term charter agreements with ship-owners that expire at various dates over the next 6 to 60 months. Since April 1999, the Group has been operating a new seismic vessel under a long-term charter agreement, already signed at December 31, 1998, valid for a period of 8 years.

      Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.

      Rental expense was €78.8 million in 2001, €71.2 million in 2000 and €55.6 million in 1999.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      At December 31, 2001 minimum rental commitments under all capital leases and operating leases for future years are as follows:

	Capital	Operating
	leases	Leases

	(in millions of euro)
2002	14.0	47.9
2003	11.3	32.4
2004	6.6	21.7
2005	4.5	18.1
2006	7.8	18.1
Thereafter	—	11.1

Total minimum lease payments	44.2	149.3

Less: amounts representing interest	5.0

Present value of net minimum lease payments	39.2

Legal proceedings, claims and other contingencies

      The Group is a defendant in a number of legal proceedings arising in the ordinary course of business and has various unresolved claims pending. The outcome of these lawsuits and claims is not known at this time. The Group believes that the resulting liability, if any, net of amounts recoverable from insurance or other sources, will not have a material adverse effect on its consolidated results of operations, financial position, or cash flows.

      The Company and two subsidiaries were involved in a lawsuit instituted by Schlumberger Technology and Geco A/S (“Schlumberger”) against Thomson companies (“Thomson”) with respect to the development by Thomson of a marine geophysical equipment, proprietary to Thomson. CGG entities and CGG Marine in particular were sued as technical adviser and potential customer. During the first half of 2001, “Schlumberger” and “Thomson” formed an agreement. As a result, the lawsuit was definitively dismissed.

      The Company has been sued by Parexpro (Portugal), for termination without cause of employment agreements and solicitation of a significant number of highly qualified staff in the field of reservoir evaluation, misappropriation of confidential information and documentation, clients, and loss of profits resulting therefrom.

      This latter claim should not have any material impact on the Group’s results of operation, financial position, or cash flows.

Other commitments

      Outstanding commitments at December 31, 2001 include the following:

(in millions
of euro)

Guarantees issued in favor of clients	33.2
Guarantees issued in favor of banks	22.6
Other guarantees(a)	48.6

(a)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or administrations

      Compared to 2000, the increase in guarantees issued in favor of clients from €24.6 million to €33.2 million is mainly related to the increase in return advance guarantees, from €1.3 million to €5.6 million. The increase in other guarantees from €43.1 million in 2000 to €48.6 million in 2001 is mainly due to the request by Brazilian

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

authorities of a customs guarantee for temporary admission of three seismic vessels in Brazilian waters, for approximately U.S.$20 million. The guarantee as of December 31, 2000 amounted to U.S.$10 million.

      There are no significant commitments for capital expenditures at December 31, 2001.

NOTE 15 — ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC ZONE

      The following tables present revenues, operating income and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer.

      The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Geophysical services, which consist of (i) land seismic acquisition, (ii) marine seismic acquisition, (iii) other geophysical acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition, and software development and sales.

      Inter-company sales between such industry segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical products segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical products segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables which follow.

      Operating income represents operating revenues and other operating income less expenses of the industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables which follow. The Group does not disclose financial expenses or revenues by operating segment considering these items are not followed by the operating management and financing and investing are mainly managed at a corporate level.

      Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents, and the Group’s Corporate headquarters in Massy.

      Net sales originating in France include export sales of approximately €249 million in 2001, €143.8 million in 2000 and €104.8 million in 1999. In 2001, the Group’s two most significant customers accounted for 7.5% and 5.2%, respectively, of the Group’s consolidated revenues compared with 8.3% and 8.0%, in 2000 and 12.8% and 10.8% in 1999.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Analysis by operating segment

	Geophysical		Geophysical	Eliminations		Consolidated
2001	services		products	and Adjustments		Total

	(in millions of euro)
Revenues from unaffiliated customers	511.5		291.4	—		802.9
Inter-segment revenues	2.0		29.8	(31.8)		—

Operating revenues	513.5		321.2	(31.8)		802.9

Operating income (loss)	(0.8	)(a)	66.0 (a)	(16.9	)(b)	48.3

Equity income (loss) of investees	9.1		(0.3)	—		8.8

Capital expenditures(c)	(132.8)		(8.6)	7.6		(133.8	)(d)
Depreciation and amortization(c)	133.2		17.8	(5.3)		145.7
Corporate assets amortization	—		—	0.4		0.4
Investments in companies under equity method	(0.2)		—	—		(0.2)

Identifiable assets	677.0		272.5	(43.2)		906.3

Unallocated and corporate assets						108.1

Total assets						1,014.4

(a)	includes in geophysical services and geophysical products segments non-recurring expenses and unusual assets allowances or write-downs for respectively €3.5 and €1.4 million

(b)	includes general corporate expenses of €10.4 million

(c)	includes investments in and amortization of multi-client surveys for respectively €78.8 and 69.7 million

(d)	includes equipment acquired under capital leases for €13.2 million

	Geophysical		Geophysical	Eliminations		Consolidated
2000	services		products	and Adjustments		Total

	(in millions of euro)
Revenues from unaffiliated customers	458.7		236.6	—		695.3
Inter-segment revenues	4.6		21.2	(25.8)		—

Operating revenues	463.3		257.8	(25.8)		695.3

Operating income (loss)	(13.7	)(a)	36.9 (a)	(9.1	)(b)	14.1

Equity income (loss) of investees	2.0		0.6	—		2.6

Capital expenditures(c)	127.3		8.8	(4.1)		132.0 (d)
Depreciation and amortization(c)	131.2		16.9	(4.9)		143.2
Corporate assets amortization	—		—	0.4		0.4
Investments in companies under equity method	—		—	—		—

Identifiable assets	486.6		285.7	(40.9)		731.4

Unallocated and corporate assets						107.9

Total assets						839.3

(a)	includes in geophysical services and geophysical products segments non-recurring income and expenses and unusual assets allowances or write-downs for respectively €0.6 and 9.8 million

(b)	includes general Corporate expenses of €7.6 million

(c)	includes investments in and amortization of multi-client surveys for respectively €92.5 and 73.1 million

(d)	includes equipment acquired under capital leases for €6.4 million

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

					Eliminations
	Geophysical		Geophysical		and		Consolidated
1999	services		products		Adjustments		Total

	(in millions of euro)
Revenues from unaffiliated customers	412.8		93.9		—		506.7
Inter-segment revenues	2.8		28.9		(31.7)		—

Operating revenues	415.6		122.8		(31.7)		506.7

Operating income (loss)	(43.1	)(a)	(3.8	)(a)	(9.2	)(b)	(56.1)

Equity income (loss) of investees	0.1		0.6		—		0.7

Capital expenditures(c)	115.6		1.7		(3.4)		113.8 (d)
Depreciation and amortization(c)	92.1		4.9		(4.9)		92.1
Corporate assets amortization	—		—		0.4		0.4
Investments in companies under equity method	3.4		0.5		—		3.9

Identifiable assets	415.6		218.4		(38.9)		595.1

Unallocated and corporate assets							90.4

Total assets							685.5

(a)	includes in geophysical services and geophysical products segments non-recurring expenses and unusual assets allowances or write-downs for respectively €(6.3) and (1.9) million

(b)	includes general Corporate expenses of €9.8 million

(c)	includes investments in and amortization of multi-client surveys for respectively €56.8 and 28.8 million

(d)	includes equipment acquired under capital leases for €5.6 million

Analysis by geographic zone

          Analysis of operating revenues by location of customers

	December 31

	2001	2000	1999

	(in millions of euro)
France	10.5	11.4	15.2
Rest of Europe	170.0	93.7	76.4
Asia and Australia	215.0	200.7	115.9
Africa	113.7	126.7	129.7
Americas	293.7	262.8	169.5

Consolidated total	802.9	695.3	506.7

          Analysis of operating revenues by origin

	2001	2000	1999
	Net revenues	Net revenues	Net revenues

	(in millions of euro)
France	259.6	155.3	120.0
Rest of Europe	86.9	54.2	58.4
Asia and Australia	107.0	126.9	67.3
Africa	89.7	105.3	106.2
Americas	259.7	253.6	154.8

Consolidated total	802.9	695.3	506.7

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      Outside France, Nigeria in 1999, the U.S.A. in 2000 and 2001 are the single countries which are deemed material with respectively 10.1%, 22.2% and 14.9% of consolidated revenues by origin.

      Due to the constant change in working locations the Group does not track its assets based on country of origin or ownership.

NOTE 16 — RESEARCH AND DEVELOPMENT

	December 31

	2001	2000	1999

	(in millions of euro)
Research and development expenditures	38.9	30.5	28.2
Government grants recognized in income	(3.6)	(3.6)	(3.6)

Research and development expenses, net	35.3	26.9	24.6

      Research and development expenditures relate primarily to:

•	for the geophysical services segment, projects concerning land seismic and data processing services,

•	for the products segment, projects concerning seismic data recording equipment.

NOTE 17 — OTHER REVENUES AND EXPENSES

	December 31

	2001	2000	1999

	(in millions of euro)
Gains (losses) on partial sales of businesses	4.6	15.0	10.6
Restructuring costs	—	(3.7)	(26.6)
Variation of reserves for restructuration	2.7	0.3	19.6
Assets write-downs	—	—	—
Goodwill write-downs	—	—	—
Other	(2.4)	(0.5)	(1.2)

Non-recurring revenues (expenses) net	4.9	11.1	2.4
Gains (losses) on sales of assets	8.8	2.4	—

Other revenues (expenses) net	13.7	13.5	2.4

      “Gains on partial sales of businesses” in 2001 include the sale of the positioning activity Osiris BV to Fugro NV. The price of sale was €7 million paid in cash. The transaction is subject to usual post-closing diligences and includes price adjustment clauses.

      The increase of “Gains on sales of assets” is mainly due to the sale to TGS of the non-exclusive survey Mississippi Canyon. The price was US$6.9 million in cash with a six months differed settlement for US$4.9 million, and the exchange of their rights in Atwater Valley non-exlusive survey.

      “Gains on partial sales of businesses” in 2000 principally included the sale to Paradigm Geophysical of Flagship SA and Flagship LLC, for approximately €12.2 million. The initial price of the transaction was U.S.$14.5 million, out of which U.S.$4 million was paid in cash.

      Restructuring costs pertain primarily to a shutdown program of facilities located in Tulsa, Oklahoma, for €1.7 million and office reorganization at our headquarters in Massy for €1.2 million. This caption also includes a positive price adjustment of €2.3 million on the 1999 transaction with Fugro.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      “Gains on partial sales of businesses” in 1999 include primarily a gain on the sale to the Fugro Group (Netherlands) of airborne geophysics activities, amounting to approximately €9.1 million. The basic price of the transaction was 26.6 million of Canadian dollars (approximately €18.2 million) and was subject to various price adjustment clauses after closing and audit.

      In 1999, the net restructuring cost for the period of €(7.0) million is explained as follows:

•	Cash items

—	Retrenchment indemnities higher by €(1.8) million compared to provision as at December 31, 1998. The initial estimate of headcount reduction was reviewed in May 1999 following growing difficulties encountered by the Group in its markets.

—	As a consequence, higher penalties inflicted on the Group by the state agency for unemployment (ASSEDIC) for retrenchment of elder workers for a total of €(1.1) million.

—	Amounts pertaining to notice periods not executed for €(0.7) million.

—	Voluntary departure of personnel higher than expected at the end of 1998, leading to an extra charge of €(0.5) million.

—	Additional restructuring measures, consisting primarily of personnel retrenchment, decided and effective in the course of the year for €(0.7) million.

•	Non-cash items

—	Amounts set aside for the planned closing of a facility of the Group in Tulsa, United States for €(1.9) million.

—	Provision for the liquidation of certain idle or dormant subsidiaries of the Group for €(0.8) million.

—	Reduction compared to the estimate at the end of 1998 of the special contribution for retrenching elder workers (Contribution “Delalande”) for €1.2 million. Thanks to dedicated support from the Company a number of former employees managed to find new jobs, which triggered a reduction in the special contribution amount.

—	Curtailment of the pension commitments for an additional net amount of €0.9 million.

—	Restructuring measures decided in the last quarter of 1999 for a 2000 implementation, concerning data management activities in the United States and in the United Kingdom for €(1.0) million, closing of various offices of the seismic borehole measurement division for €(0.3) million, reduction of headcount of the Mexican subsidiary for €(0.2) million and cocooning of the Spanish subsidiary for €(0.2) million.

      In addition to these unusual charges, the Group recorded in cost of operations unusual charges of €3.9 million related to certain multi-client surveys in the North Sea and of €1.9 million related to certain geophysical equipment.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 18 — INCOME TAXES

      Income tax expense consists of:

	December 31

	2001	2000	1999

	(in millions of euro)
France
current income taxes	0.2	0.1	(0.2)
tax credits	—	—	—
deferred taxes and other(b)	(0.4)	0.2	0.2
Foreign countries
current income taxes(a)	16.6	11.5	8.0
deferred taxes and other(b)	0.4	(1.2)	(0.2)

Total income tax expense	16.8	10.6	7.8

(a)	includes withholding taxes

(b)	includes primarily deferred tax income related to elimination of inter-company margin and to loss carry forwards in Venezuela and United Kingdom

      The Company and its subsidiaries compute income taxes in accordance with the applicable tax rules and regulations of the numerous taxing authorities where the Group’s income is earned. The tax regimes and income tax rates legislated by these taxing authorities vary substantially. In foreign countries, income taxes are often accrued based on deemed profits calculated as a percentage of sales as defined by local government tax authorities.

      In accordance with the provisions of French tax law, the Company elected on January 1, 1991 to file a consolidated tax return for French subsidiaries in which the Company holds an interest of more than 95% from the beginning of the relevant year. The Company does not obtain any French tax credit in respect of income taxes paid abroad.

      The complexity of the various tax rules and regulations do not permit meaningful comparisons of the French and foreign components of income before taxes and the provisions for income taxes. In addition, due to the mobile nature of seismic acquisition activities, current relationships between the French and foreign components of such tax items are not reliable indicators of such relationships in future periods.

      The difference between the French statutory tax rate of 35.3% in 2001, 36.4% in 2000, 40% in 1999 and the Group’s effective rate of income tax of 51.5% in 2001, (212.6)% in 2000 and (11.4)% in 1999 relates primarily to the effective rate of tax in these foreign jurisdictions and the potential future tax benefit of losses which have been provided for.

      In both France and foreign jurisdictions where income tax is not determined based on deemed profits calculated as a percentage of sales, the only significant temporary differences between financial and tax reporting relate to net operating loss carryforwards.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

      Net operating loss carryforwards available in France and foreign jurisdictions amounts to €219.2 million at December 31, 2001 and are currently scheduled to expire as follows:

		Foreign
	France	Jurisdictions

	(in millions of euro)
2002	2.5	0.4
2003	10.9	7.9
2004	13.9	0.2
2005	1.7	0.2
2006	—	0.7
2007 and thereafter	55.6	76.3
Available indefinitely	21.3	40.0

Total	105.9	125.7

      Net operating loss carryforwards in France include both losses available for carryforward to reduce future French income tax payable by the consolidated tax Group as well as losses dating prior to January 1, 1991 which are only available to reduce future income tax of the individual subsidiaries of the Group.

      Since the majority of the Group’s deferred tax assets represent tax losses available for carryforward by entities which have a recent history of generating losses, it has been deemed more likely than not that those entities will not be able to utilize the losses in the near future. Consequently, at December 31, 2000 and 1999, the Group has recorded valuation allowances to fully provide for the potential tax benefit of these items in those entities.

      Based upon discussions between the Group and French tax authorities, a risk currently exists concerning the interpretation of tax regulations by the French tax administration which could result in a reduction in the amount of net operating loss carryforwards reported above. The Group is unable to quantify the amount, if any, of such carryforwards that might be disallowed, although such amounts could be significant.

      Undistributed earnings of subsidiaries and the Group’s share of undistributed earnings of companies accounted for using the equity method amount to €191.6 million, €86.2 million and €73.6 million at December 31, 2001, 2000 and 1999, respectively. No provision for French taxes on these earnings has been provided which the Group considers to be indefinitely reinvested or which would not be taxed when remitted.

NOTE 19 — PERSONNEL

      The number of personnel employed by consolidated subsidiaries was 3,493 at December 31, 2001, 3,285 at December 31, 2000, and 3,407 at December 31, 1999.

      The analysis of personnel is as follows:

	Year ended December 31

	2001	2000	1999

Personnel employed under French contracts
• Geophysical services	943	951	1,033
• Products	547	534	625
Personnel employed under local contracts	2,003	1,800	1,749

Total	3,493	3,285	3,407

Including field staff of:	782	756	888

      The total cost of personnel employed by consolidated subsidiaries amounted to €240.4 million in 2001, €224.4 million in 2000, and €214.5 million in 1999.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 20 — RELATED PARTY TRANSACTIONS

Operating transactions

      The Group manufactures equipment and provides geophysical services to oil and gas exploration and production subsidiaries of TotalFinaElf S.A. pursuant to contracts entered into at an arm’s-length basis. TotalFinaElf S.A. holds controlling interests in Total Chimie, one of the major shareholders of the Company during the periods presented.

      Operating sales to TotalFinaElf amounted to €59.9 million in 2001, €55.5 million in 2000 and €54.9 million in 1999. As of December 31, 2001, TotalFinaElf owed €5.2 million to the Group.

      Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter parties associated with these services are concluded at arm’s length. Debt to LDA was €1.7 million as of December 31, 2001. Total net charges paid throughout the year for the providing of ship management services amounted to €18.1 million, and the future commitments for such services to LDA were €23.8 million.

      LDA is an owner, together with the Group, of a company consolidated under equity method by the Group, Geomar, owner of the “CGG Alizé” seismic ship. LDA has a 51% stake in Geomar, and amounts paid to Geomar by the Group during the year were €12 million, while future charterparty amounts due to Geomar amounted to €63.6 million.

      The sales of geophysical products from Sercel to Argas, owned by the Group up to 49%, in 2001 amounted to €41.5 million representing 5.2% of the Group revenues.

Financing

      No credit facility or loan was granted to the Company by shareholders during the three periods presented.

NOTE 21 — SUPPLEMENTARY CASH FLOW INFORMATION

      Cash paid for income taxes and interest was as follows:

	Year ended December 31

	2001	2000	1999

	(in millions of euro)
Interest	27.6	17.3	10.9
Income taxes	10.8	9.6	13.1

      Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consist of the following:

	Year ended December 31

	2001	2000	1999

	(in millions of euro)
Equipment acquired under capital leases	13.2	6.4	5.6

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 22 — ASSET VALUATION ALLOWANCES

      Details of valuation allowances recorded against assets are as follows:

	Year ended December 31, 2001

		Additions/
	Balance at	Deductions		Balance at
	beginning of year	charged to income	Other(a)	end of year

	(in millions of euro)
Trade accounts and notes receivable	5.4	1.6	—	7.0
Inventories and work-in-progress	26.4	7.7	0.9	35.0
Other current assets	0.3	0.2	—	0.5
Loans receivable and other investments	0.9	—	—	0.9

(a)	includes the effects of exchange rate changes and acquisitions and divestitures

	Year ended December 31, 2000

		Additions/
	Balance at	Deductions		Balance at
	beginning of year	charged to income	Other(a)	end of year

	(in millions of euro)
Trade accounts and notes receivable	11.4	(3.1)	(2.9)	5.4
Inventories and work-in-progress	15.9	5.7	4.8	26.4
Other current assets	0.1	0.1	0.1	0.3
Loans receivable and other investments	1.1	(0.3)	0.1	0.9

(a)	includes the effects of exchange rate changes and acquisitions and divestitures

	Year ended December 31, 1999

		Additions/
	Balance at	Deductions		Balance at
	beginning of year	charged to income	Other(a)	end of year

	(in millions of euro)
Trade accounts and notes receivable	11.7	(0.5)	0.2	11.4
Inventories and work-in-progress	13.2	2.2	0.5	15.9
Other current assets	0.5	(0.4)	—	0.1
Loans receivable and other investments	3.1	—	(2.0)	1.1

(a)	includes the effects of exchange rate changes and acquisitions and divestitures

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 23 —	LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AND
COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

      Certain dormant or insignificant subsidiaries of the Group have not been included in the list below.

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

403 256 944	CGG Marine SAS	Massy, France	100.0
351 834 288	Geocal SARL	Massy, France	100.0
966 228 363	Geoco SAS	Paris, France	100.0
378 040 497	Sercel SA	Carquefou, France	100.0
410 072 110	CGG Explo SARL	Massy, France	100.0
866 800 154	Sercel Holding SA	Carquefou, France	100.0
	AFOS, Ltd	Feltham, United Kingdom	100.0
	CGG Americas, Inc.	Houston, United States	100.0
	CGG do Brasil Participaçoes Ltda	Rio do Janeiro, Brasil	100.0
	CGG Canada Services Ltd.	Calgary, Canada	100.0
	CGGI SA	Geneva, Switzerland	100.0
	CGG (Nigeria) Ltd.	Lagos, Nigeria	100.0
	CGG Marine Norge A/S	Stavanger, Norway	100.0
	CGG Marine Resources Norge A/S	Hovik, Norway	100.0
	CGG Offshore UK Ltd.	United Kingdom	100.0
	CGG Pan India Ltd.(b)	New Delhi, India	40.0
	CGG Selva	Lima, Peru	100.0
	Compania General de Geofisica SA	Madrid, Spain	100.0
	Compania Mexicana de Geofisica	Mexico City, Mexico	100.0
	Companhia de Geologia e Geofisica Portuguesa	Lisbon, Portugal	100.0
	Exgeo CA	Caracas, Venezuela	100.0
	Geophysics Overseas Corporation Ltd.	Nassau, Bahamas	100.0
	CGG Australia Services Pty Ltd.	Sydney, Australia	100.0
	Kantwell Overseas Shipping Co(c)	Panama City, Panama	50.0
	Marine Geophysics Investment Ltd.	London, United Kingdom	100.0
	Osiris BV	Heemstede, Netherlands	100.0
	Petroleum Exploration Computer Consultants Ltd.	Forest Row, United Kingdom	100.0
	PT Alico	Jakarta, Indonesia	100.0
	Sercel Inc.	Tulsa, United States	100.0
	Subsea Seismic Company of Norway A/S	Trondheim, Norway	100.0
	Sercel Singapore Pte Ltd	Singapore, Singapore	100.0
	Sercel England Ltd	Somercotes, United Kingdom	100.0
	Sercel Canada Ltd	Calgary, Canada	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.

(b)	The Group consolidates its investment in Pan India Ltd (40%) since a shareholder agreement effectively provides the Group with the operating control of the company (the Chairman of the Board is nominated by the Group).

(c)	Consolidated due to additional contractual rights gained by the Group.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

			% of
Siren number(a)	Accounted for using the equity method	Head Office	interest

413 926 320	Geomar SAS	Paris, France	49.0
	Argas Ltd.	Al-Khobar, Saudi Arabia	49.0
	JV Xian Peic/Sercel Limited	Xian, China	40.0
	Zhong Hai Syntron Geophysical Cable Company Ltd	Tanggu, China	50.0
	Paradigm Geophysical Ltd	Herzlia, Israel	10.2

NOTE 24 — SUBSEQUENT EVENTS

      On February 5, 2002, the Group issued in addition to the bonds issued on November 2000, bonds in a total principal amount of US$55 millions, with a maturity date in 2007 and with an annual fixed rate of 10 5/8%.

      This issue of bonds has not been registered under the U.S. Securities Act of 1933 and as a result the bonds have not been offered in the United States other than by way of a private placement to qualified institutional investors (as defined by Rule 144A of the above mentioned U.S. Securities Act) and outside the United States. The bonds are listed on the Luxembourg Stock Exchange, and the Group has undertaken to register the bonds after their issue with the Securities and Exchange Commission and the issue itself will be subject to the Trust Indenture Act of 1939.

      The net proceeds have been used to repay indebtedness under existing credit facilities, which expires beginning in 2002 to 2004; the balance is being used for general corporate purposes.

NOTE 25 —	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND U.S. GAAP

      The accompanying Consolidated Financial Statements have been prepared in accordance with the accounting principles described in Note 1 above (“French GAAP”), which differ in certain significant respects from “U.S. GAAP”. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in Note 26.

Derivative instruments and hedging activity

      Under French GAAP, as described in Note 13, derivative instruments used as hedges are not recognized in the balance sheet and hedging gains and losses are recorded in the same period as the income or loss on the hedge transactions.

      Under U.S. GAAP beginning January 1, 2001 with the adoption of SFAS No. 133, as described in Note 27, all derivative instruments are recorded in the balance sheet at fair value. Specifically,

•	hedge accounting may only be applied to hedges meeting strict criteria and SFAS No. 133 defines new requirement for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting;

•	for derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs;

•	for derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings;

•	for embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar), revenue and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings;

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

•	if hedge accounting is not applied, changes in the fair value of derivative instruments are recorded in earnings.

Goodwill

      The changes introduced in U.S. GAAP by SFAS No. 141 and 142 (Business Combinations and Goodwill and Other Intangible Assets) as of July 1, 2001 cannot be applied under French accounting principles. As a result, in the consolidated financial statements, all goodwill is amortized in accordance with accounting principles applied in prior periods.

Stock-based compensation

      Under French GAAP, no compensation cost is recognized for stock options.

      For U.S. GAAP purposes, the stock-based compensation plans qualify as fixed plans under U.S. GAAP, compensation cost is recorded under APB25 equal to the excess, if any, of the market price over the exercise price of the underlying shares at the date of grant.

Comprehensive income

      Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In the consolidated financial statements, the concept of comprehensive income does not exist because French accounting principles do not authorize any change in equity corresponding to this definition other than net income and changes in the cumulative translation adjustment related to foreign subsidiaries.

      In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.

      For the Group, this statements includes, in addition to net income:

•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133,

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

Presentation of Consolidated Statements of operations

      Under French GAAP, certain expenses, such as “Goodwill amortization”, are recorded below “Operating income” in the Consolidated Statements of operations.

      Under U.S. GAAP, these expenses would be classified as operating expenses/ revenues.

NOTE 26 — RECONCILIATION TO U.S. GAAP

Net income (loss)

	December 31

	2001	2000	1999

	(in millions of euro)
Net Income (loss) as reported in the Consolidated Statements of operations	15.7	(12.0)	(66.5)
Derivative instruments and hedging activities	(6.4)	—	—

Net income (loss) according to U.S. GAAP	9.3	(12.0)	(66.5)

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Shareholder’s equity

	December 31

	2001	2000	1999

	(in millions of euro)
Shareholder’s equity as reported in the Consolidated Balance Sheets	462.8	320.7	269.5
Derivative instruments and hedging activities	(6.4)	—	—

Shareholder’s equity according to U.S. GAAP	456.4	320.7	269.5

CONDENSED U.S. GAAP STATEMENTS OF OPERATIONS AND BALANCE SHEET

•	Condensed consolidated U.S. GAAP Statements of operations

	December 31

	2001	2000	1999

	(amounts in millions of euro,
	except per share data)
Operating revenues	795.0	695.3	506.7
Cost of operations	(633.5)	(579.9)	(460.9)

Gross profit	161.5	115.4	45.8

Research and development expenses — net	(35.3)	(26.9)	(24.6)
Selling, general and administrative expenses	(91.3)	(87.9)	(79.7)
Other revenues (expenses) — net	13.7	13.5	2.4

Operating income (loss)	48.6	14.1	(56.1)

Interest and other financial income and expense — net	(23.0)	(15.9)	(9.6)
Exchange gains (losses) — net	(8.1)	(5.8)	(3.4)
Equity in income (losses) of affiliates	8.8	2.6	0.7

Income (loss) before income taxes and Minority interest	26.3	(5.0)	(68.4)

Income taxes	(16.8)	(10.6)	(7.8)
Minority interest	(0.2)	3.6	9.7

Net income (loss)	9.3	(12.0)	(66.5)

Weighted average number of shares outstanding	11,609,393	9,389,214	5,314,905
Dilutive potential shares from stock-options	33,321	95,839	15,747

Adjusted weighted average shares and assumed option exercises	11,642,714	9,485,053	5,330,652

Net income (loss) per share
Basic	0.80	(1.28)	(12.51)
Diluted	0.80	(1.28)	(12.51)

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

•	Condensed consolidated U.S. GAAP Balance Sheet

	December 31

	2001	2000	1999

	(amounts in millions of euro)
ASSETS
Cash and cash equivalents	56.7	60.1	64.5
Trade accounts and notes receivable	274.1	265.2	175.7
Inventories and work-in-progress	93.9	90.9	84.6
Other current assets	47.8	51.0	49.9

Total current assets	472.5	467.2	374.7

Long term receivable and other investments	19.4	9.0	5.2
Investments in and advances to companies under the equity method	51.4	49.2	25.4
Property, plant and equipment, net	280.7	140.7	160.6
Goodwill and intangible assets, net	184.0	173.2	119.6

Total assets	1,008.0	839.3	685.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	6.2	12.7	12.1
Current portion of long-term debt	24.4	20.8	23.7
Trade accounts and notes payable	96.6	99.4	78.4
Accrued payroll costs	52.5	47.7	46.5
Income taxes payable	28.2	17.9	16.4
Advance billings to customers	12.6	19.0	10.6
Other current liabilities	40.5	42.8	71.6

Total current liabilities	261.0	260.3	259.3

Long-term debt	255.1	231.0	132.8
Other long-term liabilities	25.6	27.3	22.7

Total long-term liabilities	280.7	258.3	155.5

Minority interest	9.9	—	1.2

Total shareholders’ equity	456.4	320.7	269.5

Total liabilities and shareholders’ equity	1,008.0	839.3	685.5

•	Statement of Comprehensive Income

	December 31

	2001	2000	1999

	(amounts in millions of euro)
Net income (loss) according to U.S. GAAP	9.3	(12.0)	(66.5)
Other comprehensive income (loss):
— Changes in the cumulative translation adjustment	15.0	6.6	3.8
— Changes in the fair value of derivative instruments	(0.1)	—	—

Comprehensive income according to U.S. GAAP	24.2	(5.4)	(62.7)

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 27 — ADDITIONAL U.S. GAAP DISCLOSURES

Accounting standards adopted by the Group in 2001

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), subsequently amended by SFAS No. 137 and SFAS No. 138. The Group adopted SFAS No. 133 effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities that require an entity to recognize all derivatives as an asset or liability measured at fair value. Depending on the intended use of the derivative, changes in its fair value will be reported in the period of change as either a component of earnings or a component of other comprehensive income. The Group use derivative instruments such as interest rate caps, forward currency contracts and foreign currency options. The Group has completed the review of contracts for embedded derivatives and evaluated the accounting policies for derivatives and hedging activities. Based on the Group’s derivative positions at December 31, 2000, the Group determined that the adoption of this standard as of January 1, 2001 had no material effect on our consolidated financial position or results of operations. The Group did not record a cumulative effect adjustment relating to the adoption of SFAS No. 133.

Recently issued U.S. Accounting Standards

      In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Additionally, SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable”, i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than under its predecessor, Accounting Principles Board (“APB”) Opinion No. 16, although in some instances previously recognized intangibles to be subsumed into goodwill. SFAS No. 141 requires that upon adoption of SFAS No. 142, that companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS No. 141.

      Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing, under SFAS No. 121, Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142, intangible assets with indefinite lives will not be amortized; instead they will be carried at the lower of cost or market value and be tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption, the Group may need to record a cumulative effect adjustment to reflect the impairment of previously recognized goodwill and intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. The Group is currently evaluating the impact of adoption of this statement.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by a sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded as net realizable value and

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with an early application encouraged. The provisions of SFAS No. 144 are generally to be applied prospectively. The Group adopted SFAS No. 144 on January 1, 2002 and has not yet determined the impact it will have on the Group’s results of operations, financial position or cash flows.

Stock option plans

      The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for the options granted in 2001, 2000, 1997 and 1996, respectively: risk-free interest rates of 4.87%, 5.77%, 4.1%, and 5.9%; dividend yields of 0% in all years; volatility factors of the expected market price of the Company’s ordinary shares of 0.436, 0.528, 0.43 and 0.43; and an expected life of the options ranging from 1 to 8 years.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows (in millions of euro except for income (loss) per share information):

	2001	2000	1999

Pro forma net income (loss)	11.6	(14.5)	(66.7)
Pro forma income (loss) per share	1.0	(1.6)	(12.6)

      The weighted-average fair value of options granted during 2001, 2000, 1997 and 1996 was as follows:

	2001	2000	1997	1996

Options whose price was lower than the market price of the underlying shares on the grant date	—	€34.32	€39.97	—
Options whose price equaled the market price of the underlying shares on the grant date	—	—	—	€24.95
Options whose price was greater than the market price of the underlying shares on the grant date	€37.42	—	—	—

      The weighted average remaining contractual life of those options is 6.3 years, as of December 31, 2001.

Arabian Geophysical & Surveying Company

(A Saudi Arabian Limited Liability Company)

FINANCIAL STATEMENTS

31 DECEMBER 2001

AUDITORS’ REPORT TO THE SHAREHOLDERS AND DIRECTORS OF

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

      We have audited the accompanying balance sheet of Arabian Geophysical & Surveying Company, a Saudi Arabian Limited Liability Company, expressed in Saudi Riyals, as of 31 December 2001 and the related statements of income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arabian Geophysical & Surveying Company, a Saudi Arabian Limited Liability Company as of 31 December 2001 and the results of its operations and its cash flows for the year ended 31 December 2001 in conformity with accounting standards generally accepted in the Kingdom of Saudi Arabia.

      Accounting standards generally accepted in the Kingdom of Saudi Arabia vary in certain significant respects from accounting principles generally accepted in the United States. A description of the significant differences and a reconciliation of net income for the year ended 31 December 2001 and shareholders’ equity as of 31 December 2001 to accounting principles generally accepted in the United States are set forth in Note 20 to the accompanying financial statements.

Ernst & Young

Certified Public Accountants

Alkhobar, Saudi Arabia

29 April 2002

ARABIAN GEOPHYSICAL & SURVEYING COMPANY

(A Saudi Arabian Limited Liability Company)

BALANCE SHEET

		As At 31 December

	Note	2001	2000	1999

		SR	SR	SR
ASSETS EMPLOYED
PROPERTY, PLANT AND EQUIPMENT	4	284,138,896	176,264,681	94,904,273
CURRENT ASSETS
Inventories	5	6,034,660	5,558,818	4,120,556
Accounts receivable and prepayments	6	102,267,299	64,887,389	33,172,542
Bank balances and cash		7,967,441	459,020	6,144,478

		116,269,400	70,905,227	43,437,576

CURRENT LIABILITIES
Accounts payable and accruals	7	50,345,997	32,758,247	12,246,391
Bank borrowings	9	73,566,667	59,145,773	46,519,350
Zakat and income tax	10	10,685,082	3,113,465	—

		134,597,746	95,017,485	58,765,741

NET CURRENT LIABILITIES		(18,328,346)	(24,112,258)	(15,328,165)

		265,810,550	152,152,423	79,576,108

FUNDS EMPLOYED
PARTNERS’ EQUITY
Capital	11	36,000,000	36,000,000	36,000,000
Statutory reserve	12	15,947,837	9,381,833	7,483,763
General reserve	13	4,646,910	4,646,910	4,646,910
Capital reserve	14	8,309,854	6,270,805	6,455,926
Reserve for employees’ training	15	3,000,000	1,688,156	483,933
Retained earnings		78,382,853	28,513,218	12,449,687

		146,287,454	86,500,922	67,520,219

NON CURRENT LIABILITIES
Term loans	9	113,250,000	60,916,667	8,268,150
Employees’ terminal benefits		6,273,096	4,734,834	3,787,739

		119,523,096	65,651,501	12,055,889

		265,810,550	152,152,423	79,576,108

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY

(A Saudi Arabian Limited Liability Company)

STATEMENT OF INCOME

		Year Ended 31 December

	Note	2001	2000	1999

		SR	SR	SR
Contract revenue		271,881,407	176,583,068	157,402,317
Operating costs		195,547,717	146,437,660	139,629,168

GROSS PROFIT		76,333,690	30,145,408	17,773,149
General and administration expenses	16	4,820,811	3,742,629	3,369,280

INCOME FROM MAIN OPERATIONS		71,512,879	26,402,779	14,403,869
Other income	17	2,547,271	4,324	343,043
Financial charges		(8,400,108)	(7,426,400)	(7,159,755)

NET INCOME FOR THE YEAR		65,660,042	18,980,703	7,587,157

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY

(A Saudi Arabian Limited Liability Company)

STATEMENT OF CASH FLOWS

		Year Ended 31 December

	Note	2001	2000	1999

		SR	SR	SR
OPERATING ACTIVITIES
Net income for the year		65,660,042	18,980,703	7,587,157
Adjustments for:
Depreciation		69,023,099	49,744,152	43,051,262
(Profit)/Loss on disposal of plant and equipment		(2,039,049)	185,121	(106,797)

		132,644,092	68,909,976	50,531,622
Changes in operating assets and liabilities
Inventories		(475,842)	(1,438,262)	4,522,052
Receivables		(37,379,910)	(31,714,847)	3,960,164
Payables		25,159,367	23,625,321	(870,067)

Cash from operations		119,947,707	59,382,188	58,143,771
Employees’ terminal benefits, net		1,538,262	947,095	646,216

Net cash from operating activities		121,485,969	60,329,283	58,789,987

INVESTING ACTIVITIES
Purchase of plant and equipment		(177,120,697)	(131,358,681)	(2,372,684)
Proceeds from sale of plant and equipment		2,262,432	69,000	477,610

Net cash used in investing activities		(174,858,265)	(131,289,681)	(1,895,074)

FINANCING ACTIVITIES
Issue of share capital		—	—	30,000,000
Bank borrowings		66,754,227	65,274,940	(81,364,115)
Dividends paid	9	(5,873,510)	—	—

Net cash from financing activities		60,880,717	65,274,940	(51,364,115)

INCREASE/(DECREASE) IN CASH		7,508,421	(5,685,458)	5,530,798
Cash at the beginning of the year		459,020	6,144,478	613,680

CASH AT THE END OF THE YEAR		7,967,441	459,020	6,144,478

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY

(A Saudi Arabian Limited Liability Company)

STATEMENT OF CHANGES IN EQUITY

	Year Ended 31 December 2001

					Reserve for
		Statutory	General	Capital	employees’	Retained
	Capital	reserve	reserve	reserve	training	earnings	Total

	SR	SR	SR	SR	SR	SR	SR
Balance at 31 December 1998	6,000,000	6,725,047	4,646,910	6,349,129	885,440	5,326,536	29,933,062
Issue of capital	30,000,000	—	—	—	—	—	30,000,000
Income for the year	—	—	—	—	—	7,587,157	7,587,157
Transfer to statutory reserve	—	758,716	—	—	—	(758,716)	—
Transfer to capital reserve	—	—	—	106,797	—	(106,797)	—
Transfer to reserve for employees’ training	—	—	—	—	758,716	(758,716)	—
Transfer to retained earnings	—	—	—	—	(1,160,223)	1,160,223

Balance at 31 December 1999	36,000,000	7,483,763	4,646,910	6,455,926	483,933	12,449,687	67,520,219
Net income for the year	—	—	—	—	—	18,980,703	18,980,703
Provision for zakat and income tax (note 10)	—	—	—	—	—	(3,113,465)	(3,113,465)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	3,113,465	3,113,465
Transfer to statutory reserve	—	1,898,070	—	—	—	(1,898,070)	—
Transfer from capital reserve	—	—	—	(185,121)	—	185,121	—
Transfer to reserve for employees’ training	—	—	—	—	1,898,070	(1,898,070)	—
Transfer to retained earnings	—	—	—	—	(693,847)	693,847	—

Balance at 31 December 2000	36,000,000	9,381,833	4,646,910	6,270,805	1,688,156	28,513,218	86,500,922
Net income for the year	—	—	—	—	—	65,660,042	65,660,042
Provision for zakat and income tax (note 10)	—	—	—	—	—	(13,008,457)	(13,008,457)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	13,008,457	13,008,457
Transfer to statutory reserve	—	6,566,004	—	—	—	(6,566,004)	—
Transfer to capital reserve	—	—	—	2,039,049	—	(2,039,049)	—
Transfer to reserve for employees’ training	—	—	—	—	2,407,966	(2,407,966)	—
Transfer to retained earnings	—	—	—	—	(1,096,122)	1,096,122	—
Dividends paid	—	—	—	—	—	(5,873,510)	(5,873,510)

Balance at 31 December 2001	36,000,000	15,947,837	4,646,910	8,309,854	3,000,000	78,382,853	146,287,454

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY

(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS

31 December 2001

1     ACTIVITIES

      The company is a Limited Liability Company registered in Saudi Arabia under Commercial Registration number 2051001444 dated 28 Muharram 1389H corresponding to 15 March 1969.

      The company is engaged in geophysical and related activities necessary for the exploration and development of hydro-carbons.

      The company is owned 51% by General Petroleum and Mineral Organisation (Petromin), a public organisation registered in Saudi Arabia and 49% by Compagnie Generale de Geophysique (CGG), a company registered in France.

2     FUNDAMENTAL ACCOUNTING CONCEPT

      The financial statements have been prepared under the going concern basis as the management believes that enough cash will be generated from the existing and new contracts to enable the company to meet its current liabilities as they fall due.

3     SIGNIFICANT ACCOUNTING POLICIES

      The financial statements have been prepared in accordance with accounting standards generally accepted in the Kingdom of Saudi Arabia. The significant accounting policies adopted are as follows:

Accounting convention

      The financial statements are prepared under the historical cost convention.

Depreciation

      Freehold land is not depreciated. All property, plant and equipment are initially recorded at cost. Depreciation is provided on all property, plant and equipment at rates calculated to write off the cost of each asset over its expected useful life.

Inventories

      Inventories are valued at the lower of cost and market after making due allowance for any obsolete or slow moving items. Cost is determined on a first-in first-out basis (see note 5).

Zakat and income tax

      Zakat and income tax are provided for in accordance with Saudi Arabian fiscal regulations. The liability is charged to retained earnings. Accordingly, any reimbursements by the partners of such zakat and income tax are credited to retained earnings.

Employees’ terminal benefits

      Provision is made for amounts payable under the Saudi Arabian Labour Law applicable to employees’ accumulated periods of service at the balance sheet date.

Contract revenue

      Contract revenue represents the invoiced value of services rendered by the company during the year.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

Foreign currencies

      Transactions in foreign currencies are recorded in Saudi Riyals at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of income.

Expenses

      Employee related costs, depreciation expenses and training expenses are charged to operating costs. All other expenses are classified as general and administration expenses.

4     PROPERTY, PLANT AND EQUIPMENT

      The estimated useful lives of the assets for the calculation of depreciation are as follows:

Camp and research equipment	5 1/3 years
Vehicles	4 to 5 1/3 years
Others	5 1/3 years

		Camp and
	Freehold	research			Total	Total	Total
	land	equipment	Vehicles	Others	2001	2000	1999

	SR	SR	SR	SR	SR	SR	SR
Cost:
At the beginning of the year	1,382,000	335,475,020	55,935,174	4,044,123	396,836,317	268,000,338	267,120,185
Additions	—	170,150,014	6,830,621	140,062	177,120,697	131,358,681	2,372,684
Disposals	—	(8,475,699)	(5,138,150)	(44,026)	(13,657,875)	(2,522,702)	(1,492,531)

At the end of the year	1,382,000	497,149,335	57,627,645	4,140,159	560,299,139	396,836,317	268,000,338

Depreciation:
At the beginning of the year	—	174,271,755	42,891,381	3,408,500	220,571,636	173,096,065	131,166,521
Charge for the year	—	60,726,600	7,998,794	297,705	69,023,099	49,744,152	43,051,262
Disposals	—	(8,261,848)	(5,132,321)	(40,323)	(13,434,492)	(2,268,581)	(1,121,718)

At the end of the year	—	226,736,507	45,757,854	3,665,882	276,160,243	220,571,636	173,096,065

Net book amounts:
At 31 December 2001	1,382,000	270,412,828	11,869,791	474,277	284,138,896

At 31 December 2000	1,382,000	161,203,265	13,043,793	635,623		176,264,681

At 31 December 1999	1,382,000	74,069,067	18,441,364	1,011,842			94,904,273

5     INVENTORIES

	2001	2000	1999

	SR	SR	SR
Equipment spares and others	5,923,488	5,500,973	3,992,575
Goods in transit	111,172	57,845	127,981

	6,034,660	5,558,818	4,120,556

      Saudi Arabian accounting standards require that the cost of inventories should be determined using the average method. The company is in the process of changing its computer system to enable it to use the average method. In the meantime, the cost of inventories has been determined on a first-in first-out method. It is estimated that if the company had used the average method, the cost of inventories would not have been materially different.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

      Inventories are held for internal use only and are not intended for resale.

6     ACCOUNTS RECEIVABLE AND PREPAYMENTS

	2001	2000	1999

	SR	SR	SR
Trade accounts receivable	44,642,893	34,145,818	11,811,095
Retentions receivable	44,590,975	27,219,901	20,105,583
Amounts due from partners	8,249,910	323,804	121,697
Amount due from affiliates	1,396,467	1,441,619	—
Advances to suppliers	1,342,116	340,626	120,505
Other receivables	79,619	71,201	54,036
Prepaid expenses	1,965,319	1,344,420	959,626

	102,267,299	64,887,389	33,172,542

      All services rendered by the company during the year were to one customer under three contracts. All trade accounts receivable and all retentions receivable are due from that customer. The customer would normally pay 90% of the amount billed within 30 days of the date of the invoice and the balance held as retentions upon submission of zakat and income tax clearance certificate for the relevant year.

      Amounts due from the partners represent amounts of SR 948,643 due from Petromin and SR 9,826,695 from CGG (less any pending amount due to the partner) in respect of zakat and income tax respectively (see note 10).

7     ACCOUNTS PAYABLE AND ACCRUALS

	2001	2000	1999

	SR	SR	SR
Trade accounts payable	7,100,237	4,655,082	3,373,214
Amount due to a partner	—	4,600,718	2,381,721
Amounts due to affiliates	35,126,710	17,015,104	1,012,410
Other payables	1,870,985	1,415,674	1,190,993
Accrued expenses	6,248,065	5,071,669	4,288,053

	50,345,997	32,758,247	12,246,391

      According to the terms offered by the suppliers, trade accounts payable are normally settled within 30 to 100 days of the date of invoice.

8     RELATED PARTY TRANSACTIONS AND BALANCES

      During the year, a proportion (2000 and 1999: a proportion) of the company’s research equipment has been acquired from one of the partners and its affiliates. The company also acquired a small proportion of its equipment spares and services requirements from the same affiliates. Prices and terms of payments of these transactions are approved by management. Amounts due from and due to the partners and their affiliates are shown in notes 6 and 7, respectively.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

9     BANK BORROWINGS

	2001	2000	1999

	SR	SR	SR
Bank loans	186,816,667	108,617,939	54,787,500
Bank overdrafts	—	11,444,501	—

	186,816,667	120,062,440	54,787,500
Less: non current portion	113,250,000	60,916,667	8,268,150

	73,566,667	59,145,773	46,519,350

      The company obtained a loan of SR 87 million from a bank in 2000 to finance the purchase of equipment for a contract. The loan is payable in 36 monthly instalments of SR 1.45 million each, the last being payable on 31 July 2003 with three annual balloon payments amounting to SR 34.8 million to be paid during the period of the loan, with an option to refinance the last balloon payment of SR 14.8 million on extension of the contract. During the year, the company has also obtained a loan of SR 33 million to finance the purchase of equipment on upgrade and two year extension of this contract. The loan is payable in 36 monthly instalments of SR 0.55 million, the last being payable on 31 August 2004 and 9 instalments of SR 0.62 million, the last being payable on 31 May 2005 with two balloon payments amounting to SR 7.6 million to be paid during the period of the loan.

      Also another loan of SR 66 million has been obtained to finance the purchase of equipment for a new contract started during the year. The loan is payable in 36 monthly instalments of SR 1.1 million each, the last being payable on 31 March 2004 with three annual balloon payments amounting to SR 26.4 million to be paid during the period of the loan, with an option to refinance the last balloon payment of SR 11.4 million on extension of the contract.

      The above loans are secured by assignment of proceeds of the related contracts and corporate guarantee from the partners and bear financial charges at commercial rates.

      During the year, a loan of SR 116 million was obtained from another bank to finance the purchase of equipment for a contract signed but not yet commenced. As at 31 December 2001, the company had withdrawn an amount of SR 39 million from the total facility. The loan is repayable in 48 monthly instalments of SR 1.93 million each, starting from 31 March 2002 and the last being payable on 28 February 2006 with three ballon payments amounting to SR 23.2 million to be paid during the period of the loan, with an option to refinance the last balloon payment of SR 7.8 million on extension of the contract. The loan is secured by assignment of proceeds of the contract and bears financial charges at commercial rates.

      The borrowing agreements require the maintenance of certain financial ratios.

10     ZAKAT AND INCOME TAX

(a)     Zakat

      The zakat provision relating to the Saudi partner consists of:

	2001	2000	1999

	SR	SR	SR
Current year provision	858,387	254,079	—
Prior years	117,677	—	—

Charge for the year	976,064	254,079	—

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

      The Saudi partner’s provision is based on his share as follows:

	2001	2000	1999

	SR	SR	SR
Equity	41,119,980	34,435,312	15,265,862
Opening provisions and other adjustments	2,414,765	1,931,747	1,602,177
Book value of assets	(147,931,816)	(92,700,483)	(50,437,393)

	(104,397,071)	(56,333,424)	(33,569,354)

Zakatable income for the year	34,335,472	10,163,177	4,199,020

Zakat base	34,335,472	10,163,177	4,199,020

(b)     Income tax

      The income tax provision relating to the foreign partner consists of:

	2001	2000	1999

	SR	SR	SR
Current year provision	9,826,695	2,859,386	—
Prior years	2,205,698	—	—

Charge for the year	12,032,393	2,859,386	—

      Income tax has been provided for based on the estimated taxable income at various rates up to 30% (2000: up to 30%, 1999: 45%).

      The differences between the financial and tax/zakatable income are mainly due to adjustments for certain costs/ claims based on the relevant fiscal regulations.

(c)     Movements in provision during the year

      The movement in the zakat and income tax provision for the year was as follows:

	2001	2000	1999

	SR	SR	SR
At the beginning of year	3,113,465	—	—
Provided during the year	13,008,457	3,113,465	—
Payments during the year	(5,436,840)	—	—

At the end of year	10,685,082	3,113,465	—

(d)     Status of assessments

      Zakat and income tax assessments have been agreed with the Department of Zakat and Income Tax (DZIT) up to 1991 and finalised for the years 1994 to 1996. Decision for the year 1992 has been received from the Higher Appeal Committee (HAC) and the company is awaiting for the revised assessment from the DZIT. Assessment for the year 1993 has been raised claiming additional amounts of SR 3,393,622. The company appealed against the assessment before the Preliminary Appeals Committee (PAC) which resulted in favourable reduction in the additional claimed amount by SR 1,989,745. The company has further appealed against the assessment before HAC.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

      The declarations for the years 1997 to 2000 have been filed and are under review by the DZIT.

11     CAPITAL

      Capital is divided into 36,000 authorised, issued and fully paid up shares of SR 1,000 each (2000 and 1999: 36,000 shares).

12     STATUTORY RESERVE

      As required by Saudi Arabian Regulations for Companies, 10% of the net income for the year has been transferred to the statutory reserve. The company may resolve to discontinue such transfers when the reserve totals 50% of the capital. The reserve is not available for distribution.

13     GENERAL RESERVE

      Although the general reserve is a free reserve, yet it is not intended to be distributed.

14     CAPITAL RESERVE

      An amount equal to the profit on disposal of property, plant and equipment is transferred from retained earnings to capital reserve and vice versa in case of loss. Although the capital reserve is a free reserve, yet it is not intended to be distributed.

15     RESERVE FOR EMPLOYEES’ TRAINING

	2001	2000	1999

	SR	SR	SR
At the beginning of the year	1,688,156	483,933	885,440
Transfer from retained earnings	2,407,966	1,898,070	758,716
Transfer to retained earnings	(1,096,122)	(693,847)	(1,160,223)

At the end of the year	3,000,000	1,688,156	483,933

      An amount equal to expenses incurred on training during the year has been transferred to retained earnings.

      In accordance with the company’s articles of association, the company has allocated 10% of the net income for the year, subject to a maximum limit of SR 3 million, for training programmes for Saudi Arabian nationals.

16     GENERAL AND ADMINISTRATION EXPENSES

	2001	2000	1999

	SR	SR	SR
Postage, fax and telephone	1,015,083	1,016,049	1,128,394
Rent	1,535,038	1,041,876	814,742
Printing and stationery	1,030,759	795,328	537,108
Others	1,239,931	889,376	889,036

	4,820,811	3,742,629	3,369,280

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

17     OTHER INCOME

	2001	2000	1999

	SR	SR	SR
Profit/(Loss) on disposal of plant and equipment	2,039,049	(185,121)	106,797
Exchange gain	231,707	194,584	183,555
Others	276,515	(5,139)	52,691

	2,547,271	4,324	343,043

18     CAPITAL COMMITMENTS

      The directors have authorised future capital expenditure amounting to SR 36 million (2000: SR 39 million, 1999: nil).

19     CONTINGENT LIABILITIES

      The company’s banker has issued payment guarantees amounting to SR 4,427,886 (2000: SR 12,969,176, 1999: SR 13,701,761). The bankers of one of the partners have provided counter guarantees to the banker on behalf of the company.

      The company’s bankers have also issued, on behalf of the company, performance bonds amounting to SR 6,500,000 (2000: SR 6,500,000, 1999: SR 6,500,000).

20	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES
FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES

      The financial statements of the company have been prepared in accordance with accounting standards generally accepted in the Kingdom of Saudi Arabia. For purposes of these financial statements, the following are the differences between the company’s accounting principles utilized and United States Generally Accepted Accounting Principles (US GAAP).

a.	Following is a reconciliation of net income to US GAAP:

2001

SR
Net income according to financial statements (Saudi accounting standards)	65,660,042
US GAAP adjustments:
Provision for zakat and income tax	(13,008,457)
Deferred tax debit	226,723
Additional liability of zakat and income tax for finalized years	(3,761,410)
Training expenses charged directly against retained earnings	(1,096,122)

Net income under US GAAP	48,020,776

Difference in net income between Saudi Standards and US GAAP’s	17,639,266

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

b.	Following is a reconciliation of partners’ equity for differences with US GAAP’s:

2001

SR
Partners’ equity according to financial statements (Saudi accounting standards)	146,287,454
US GAAP adjustments:
Difference in net income	(17,639,266)
Zakat and income tax reimbursable by the partners	16,769,867
Reimbursement of training expenses from retained earnings	1,096,122

Partners’ equity under US GAAP	146,514,177

c.   Dividends paid

      Dividends paid during the year amounting to SR 5,873,510 were made to the partners on account of zakat and income tax equalisation.

d.   Related party transactions

      The following are the amounts of transactions with related parties as described in note 8:

Expenses charged to Operating costs	SR 4,424,772
Purchase of fixed assets	139,503,390

e.   Bank borrowings

      The company has 5 long-term loan facilities outstanding at the end of the year. The following are the summarized details:

i)	Loan of SR 8.6 million	Interest rate: RIBOR + 1.25% p.a.
ii)	Loan of SR 52.3 million	Interest rate: RIBOR + 1.20% p.a.
iii)	Loan of SR 30.8 million	Interest rate: RIBOR + 0.90% p.a.
iv)	Loan of SR 56.1 million	Interest rate: RIBOR + 0.90% p.a.
v)	Loan of SR 39.0 million	Interest rate: SIBOR + 0.50% p.a.

RIBOR — Riyadh Interbank offered rates.

SIBOR — Saudi Interbank offered rates.