Form 20-F
period 2003-12-31
GENERAL GEOPHYSICS CO
filed 2004-06-01
CIK 1037962

Compagnie Générale de Géophysique

Annual Report 2003
Form 20-F

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2003 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from to Commission File Number

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

Item 17 ☐                  Item 18 ☒

PRESENTATION OF INFORMATION

      In this annual report, references to “United States” or “U.S.” are to the United States of America, references to “U.S. dollars”, “$” or “U.S.$” are to United States dollars, references to “France” are to the Republic of France and references to “Euro” or “€” are to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty Establishing the European Union.

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

      As our shares are listed on the New-York Stock Exchange (in the form of American Depositary Shares), we are required to file an annual report on Form 20-F with the SEC including our annual financial statements reconciled to accounting principles generally accepted in the United States (“U.S. GAAP”).

      For the year ended December 31, 2000 there were no material differences between French generally accepted accounting principles (“French GAAP”) and U.S. GAAP. Beginning with the financial statements for fiscal year 2001, French GAAP differs in certain significant respects from U.S. GAAP.

      The differences between French GAAP and U.S. GAAP as they relate to the CGG group, and the reconciliation of net income and shareholders’ equity to U.S. GAAP are described in note 28 to our consolidated financial statements.

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

Item 2:     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

Item 3:     KEY INFORMATION

Selected Financial Data

      The table below sets forth selected consolidated financial and operating data as of and for each of the five years in the period ended December 31, 2003, which should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and “Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data for each of the years in the five-year period ended December 31, 2003 have been derived from our audited consolidated financial statements prepared in accordance with French GAAP, which differ in certain respects from U.S. GAAP.

      For the years ended December 31, 1999 and 2000 there were no material differences between French GAAP and U.S. GAAP. Beginning with the financial statements for fiscal year 2001, French GAAP differs in certain significant respects from U.S. GAAP.

      The differences between French GAAP and U.S. GAAP as they relate to the CGG group, and the reconciliation of net income and shareholders’ equity to U.S. GAAP are described in Note 28 to our consolidated financial statements.

	As of and for the year ended December 31, 2003

	2003	2002	2001	2000	1999

	€	€	€	€	€

	(in millions, except per share and operating data)
Statement of Operations Data:
Amounts in accordance with French GAAP:
Operating revenues	612.4	700.7	802.9	695.3	506.7
Cost of operations	(491.0)	(531.4)	(641.7)	(579.9)	(460.9)
Gross profit	121.4	169.3	161.2	115.4	45.8
Research and development expenses, net	(26.9)	(27.1)	(35.3)	(26.9)	(24.6)
Selling, general and administrative expenses	(78.8)	(86.7)	(84.8)	(83.2)	78.3
Other revenues (expenses)	(5.1)	6.1	13.7	13.5	2.4
Operating income (loss)	10.6	61.6	54.8	18.8	(54.7)
Interest and other financial income and expense, net	(21.0)	(32.6)	(23.0)	(15.9)	(9.6)
Exchange gains (losses), net	4.6	7.9	(1.4)	(5.8)	(3.4)
Equity in income (losses) of investees	6.5	6.4	8.8	2.6	0.7
Income (loss) before income taxes and minority interest	0.7	43.3	39.2	(0.3)	(67.0)
Income taxes	(3.1)	(17.4)	(16.8)	(10.6)	(7.8)
Goodwill amortization	(7.7)	(6.3)	(6.5)	(4.7)	(1.4)
Minority interest	(0.3)	(2.2)	(0.2)	3.6	9.7
Net income (loss)	(10.4)	17.4	15.7	(12.0)	(66.5)
Per share amounts: Basic(1)	(0.89)	1.49	1.35	(1.28)	(12.51)
Diluted(2)	(0.89)	1.49	1.35	(1.28)	(12.51)

	As of and for the year ended December 31, 2003

	2003	2002	2001	2000	1999

	€	€	€	€	€

	(in millions, except per share and operating data)
Amounts in accordance with U.S. GAAP:
Operating revenues	645.6	719.0	795.0	695.3	506.7
Operating income (loss)	42.7	81.9	48.6	14.1	(56.1)
Net income (loss)	3.1	15.1	9.3	(12.0)	(66.5)
Per share amounts: Basic(1)	0.27	1.29	0.80	(1.28)	(12.51)
Diluted(2)	0.26	1.29	0.80	(1.28)	(12.51)
Balance Sheet Data:
Amounts in accordance with French GAAP:
Cash and cash equivalents	96.4	116.6	56.7	60.1	64.5
Working capital(3)	81.1	170.9	191.8	180.3	86.8
Property, plant and equipment, net	216.0	265.0	280.7	140.7	160.6
Multi-client data library	145.0	127.1	91.9	77.5	55.2
Total assets	879.4	1,024.7	1,014.4	839.3	685.5
Total long-term debt(4)	232.4	307.8	279.5	251.8	156.5
Shareholders’ equity	396.6	437.5	462.8	320.7	269.5
Amounts in accordance with U.S. GAAP:
Total assets	924.2	1,036.8	1,008.0	839.3	685.5
Total long-term debt(4)	232.4	307.8	279.5	251.8	156.5
Shareholders’ equity	418.2	431.0	456.4	320.7	269.5
Other Historical Financial Data and Ratios:
Amounts derived from French GAAP data:
Capital expenditures(5)	44.4	130.6	55.0	39.5	57.1
Investments in multi-client data library	109.7	130.1	78.8	92.5	56.8
Ratio of earnings to fixed charges(6)	0.5x	2.0x	2.0x	—	—
Amounts derived from U.S. GAAP data:
EBITDA(7)	190.1	277.1	195.2	158.1	43.4
Operating Data (at end of period):
Land crews in operation	12	14	12	20	16
Streamers in operation	42	42	48	30	27
Data processing centers in operation	26	26	26	25	22

(1)	Basic per share amounts have been calculated on the basis of 11,680,718 issued and outstanding shares in 2003 and 2002, 11,609,393 issued and outstanding shares in 2001, 9,389,214 issued and outstanding shares in 2000, and 5,314,905 issued and outstanding shares in 1999.

(2)	Diluted per share amounts have been calculated on the basis of 11,716,086 issued and outstanding shares in 2003, 11,680,718 issued and outstanding shares in 2002, 11,609,393 issued and outstanding shares in 2001, 9,485,053 issued and outstanding shares in 2000, and 5,330,652 issued and outstanding shares in 1999. In 2002 and 2001, the effects of stock options were not dilutive (treasury stock method).

(3)	Consists of trade accounts and notes receivable, inventories and work-in-progress and other current assets less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers and other current liabilities.

(4)	“Total long-term debt” means total long-term debt, including current maturities, capital leases and accrued interest.

(5)	Capital expenditures is defined as purchase of property, plant and equipment plus equipment acquired under capital lease.

The following table presents a reconciliation of capital expenditures to purchase of property, plant and equipment for the periods indicated as follows:

	For the year ended December 31,

	2003	2002	2001	2000	1999

	(in millions of euros)
Purchase of Property, Plant and Equipment	36.3	122.0	41.8	33.1	51.5
Equipment acquired under capital lease	8.1	8.6	13.2	6.4	5.6

Capital expenditures	44.4	130.6	55.0	39.5	57.1

(6)	The term “earnings” is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. The term “fixed charges” means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term “preference security dividend” is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations. The deficiency of earnings to fixed charges was €7.6 million for the year ended December 31, 2000 and €69.1 million for the year ended December 31, 1999.

(7)	“EBITDA” is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation and amortization. EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDA differently than we do. EBITDA is not a measure of financial performance under French GAAP or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP or U.S. GAAP.

      The following table presents a reconciliation of EBITDA to net income for the periods indicated as follows:

	For the year ended December 31,

	2003	2002	2001	2000	1999

	(in millions of euros)
Net Income (loss)	3.1	15.1	9.3	(12.0)	(66.5)
Interest	25.1	33.1	23.0	15.9	9.6
Taxes	16.7	13.3	16.8	10.6	7.8
Depreciation and amortization	145.2	215.6	146.1	143.6	92.5

EBITDA	190.1	277.1	195.2	158.1	43.4

Exchange Rates

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

Exchange Rates

      The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). Such rates are provided solely for convenience and no representation is made that French francs or euro were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. Such rates were not used by us in the preparation of our audited consolidated financial statements included elsewhere in this annual report. The Noon Buying Rate on May 26, 2004 was U.S.$1.2102 per euro.

      U.S. dollar translations included for convenience throughout this annual report for dates other than the last day of the periods presented above have been made at the Noon Buying Rates on such dates.

	Dollars per Euro Exchange Rate

Year ended December 31,	Period-end	High	Low	Average(1)

1999	1.01	1.18	1.00	1.06
2000	0.94	1.03	0.83	0.92
2001	0.89	0.95	0.84	0.90
2002	1.05	1.05	0.86	0.95
2003	1.26	1.26	1.04	1.14

Month

October 2003	1.16	1.18	1.16	1.17
November 2003	1.20	1.20	1.14	1.17
December 2003	1.26	1.26	1.20	1.23
January 2004	1.25	1.29	1.24	1.26
February 2004	1.24	1.28	1.24	1.26
March 2004	1.23	1.24	1.21	1.23
April 2004	1.20	1.24	1.18	1.20

(1)	The annual average rate is the average of the Noon Buying Rates on the last day of each month in the annual period. The monthly average rate is the average of the daily Noon Buying Rates for each month.

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

      Historically, there has been an average lag of six months between recovery in the market for petroleum products and implementation by oil companies of projects requiring seismic services. The significant decline in crude oil prices that began in 1998 caused a substantial decline in demand for our products and services in 1998 and 1999 and materially adversely affected our results of operations for 1998 and 1999. While oil and gas prices have risen since mid-1999, we did not experience a significant increase in demand for our products and services until the fourth quarter of 2000. Since then, demand for seismic services has gradually increased, despite the economic slowdown and lower energy demand of late 2001. Furthermore, the events of September 11, 2001 and subsequent acts of terrorism have created significant uncertainty in the current outlook. In addition to the human toll that was exacted, the events of September 11, 2001 have exacerbated a weakening in the global economy over the past two years that could potentially have an adverse effect on our industry. The dynamics of the global oil and gas market could be further unsettled as the political reaction to September 11, 2001 and most specifically the military operations in Iraq may possibly affect the Middle Eastern producing region, an area in which we are particularly active. Any sustained effects on worldwide oil and gas demand and prices or continuing uncertainty in the market could reduce exploration and development activities and negatively affect our operations. We cannot assure you as to future oil and gas prices or the resulting level of industry spending for exploration, production and development activities.

We have had operating losses in the past and we cannot assure you that we will be profitable in the future.

      We have recorded net losses each year from 1998 to 2000. In 2001 and 2002, we recorded net income of approximately €16 million and €17 million, respectively, marking a return to profitability. However, in 2003, we recorded a net loss of approximately €10 million, reflecting a charge for our land acquisition-restructuring program. We have taken measures designed to respond to the circumstances existing in the industry underlying prior year losses; however, we cannot assure you that the implementation of these actions will lead to profitability in future years.

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

      A relatively small number of clients account for a significant percentage of our revenues. During 2001, our three largest clients accounted for 7.7%, 7.5% and 5.2% of our operating revenues, respectively. During 2002, our two largest clients accounted for 7.6%, and 7.1% of our operating revenues, respectively. During 2003, our three largest clients accounted for 14.7%, 8.5% and 5.5% of our operating revenues, respectively. If we were to lose a substantial amount of the business of any of these clients, this could have a material adverse effect on our operating revenues.

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

      As of December 31, 2003, we had €232.4 million of total long-term debt and total shareholders’ equity of €396.6 million. We may need to borrow additional amounts in the future to meet our anticipated working capital and capital expenditure needs. In addition, as our 10 5/8% senior notes as well as our new U.S.$60 million syndicated credit facility, which was signed on March 12, 2004 and replaces our previous syndicated credit facility, contain restrictive covenants, including restrictions on payments and investments, the incurrence of indebtedness, the creation of liens, the entry into sale and leaseback transactions, the issuance and sale of subsidiary stock and the payment of dividends and other payments by certain of our subsidiaries. Many of the restrictions contained in these covenants depend on our ability to meet certain ratios and tests, notably with respect to consolidated interest coverage, total assets, net debt, equity and net income. These provisions may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, significantly increase research and development expenditures, or withstand a continuing or future downturn in our business.

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

      We invest significant amounts in acquiring and processing seismic data that we own. By making such investments, we assume the risk that:

•	we may not fully recover the costs of the data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors. Many of these factors are beyond our control. For example, our data acquired in Brazil over the last several years is only expected to begin its after-sales cycle in 2004. In addition, the timing of these sales can vary greatly from period to period. Technological or regulatory changes or other developments could also adversely affect the value of the data;

•	the value of our multi-client data could be significantly adversely affected if any material adverse change occurred in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data; and

•	any reduction in the market value of such data will require us to write down its recorded value, which could have a significant adverse effect on our results of operations.

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

      Technology changes rapidly, and new and enhanced products are frequently introduced in the market for our products and services, particularly in our equipment manufacturing and data processing and geosciences sectors. Our success depends to a significant extent upon our ability to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with industry demands. While we commit substantial resources to research and development, we cannot assure you that we will not encounter resource constraints or technical or other difficulties that could delay our introduction of new and enhanced products and services in the future. In addition, our continuing development of new products inherently carries the risk of obsolescence with respect to our older products. We cannot assure you that new and enhanced products and services, if introduced, will gain market acceptance or will not be adversely affected by technological changes or product or service introductions.

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

      It is difficult for us to predict with certainty our working capital needs. This is due primarily to working capital requirements related to our marine seismic acquisition business and related to the development and introduction of new lines of geophysical equipment products. For example, under specific circumstances, we may extend the length of payment terms we grant to our customers. We may therefore be subject to significant and rapid increases in our working capital needs that we may have difficulty financing on satisfactory terms or at all due to limitations in our existing debt agreements.

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.

      We have a significant amount of debt. As of December 31, 2003, our total consolidated long-term debt, consolidated total assets and shareholders’ equity were €232.4 million, €879.4 million and €396.6 million, respectively. Our ratio of earnings to fixed charges was 0.5 for the year ended December 31, 2003 and 2.0 for the year ended December 31, 2002, and we cannot assure you we will be able to generate earnings to cover fixed charges in future years.

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

      We and our subsidiaries may be able to incur substantial additional debt (including secured debt) in the future. As of December 31, 2003, we had no outstanding borrowings under our syndicated credit facility and availability of €40.5 million under all credit facilities. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we, and they, now face could intensify.

Our results could be affected by changes in interest rates.

      Our sources of liquidity include credit facilities with financial institutions charging variable interest rates over the course of drawdown periods of from one to twelve months. As a result, our interest expenses could increase if short-term interest rates increase. However, our exposure to interest rate fluctuations is reduced to the extent that the main part of our financial debt at December 31, 2003 consisted of a long term bond issue maturing in November 2007 and bearing a fixed interest rate. A large part of our sources of liquidity also consists of long-term credit facilities and capital leases of various durations with fixed interest rates.

Item 4:     INFORMATION ON THE COMPANY

History and Development of the Company

      We were established in 1931 to market geophysical techniques for appraising underground geological resources. Since that time, we have gradually come to specialize in seismic techniques adapted to exploration for and production of oil and gas, while continuing to carry on other geophysical activities. Compagnie Générale de Géophysique is the parent company of the CGG group. We are a société anonyme incorporated under the laws of the Republic of France and operating under the French Code de commerce. Our registered office is 1, rue Léon Migaux, 91341 Massy, France. Our telephone number is (33) 1 64 47 3000.

      Over the course of the last four years, we completed numerous acquisitions and dispositions which are described under “Operating and Financial Review and Prospects — Acquisitions and Dispositions” in Item 5, and elsewhere in this annual report.

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

      Our operations are organized into two main segments: Services and Products. Services accounted for 68% and Products accounted for 32% of our consolidated revenues for the year ended December 31, 2003. We generate revenues on a worldwide basis. For the year ended December 31, 2003, 38% of our consolidated revenues were from the Americas, 31% from the Middle East and the Asia-Pacific region, 14% from Europe and CIS, and 17% from Africa.

Industry Conditions

      Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices. Despite relatively high energy prices for the last four years, following the sharp drop of late 1998 and early 1999, the geophysical services market has not recovered in terms of either business volume or price to the levels preceding the 1998-1999 decline of oil and gas prices. Management believes that two fundamental factors have contributed to this unusual situation. First, global geopolitical uncertainty, particularly following the September 11, 2001 tragedy and further accentuated by tension in the Middle East during the first half of 2003, has not created the confidence and visibility that are essential in our clients’ long term decision-making processes, with many projects being delayed or cancelled. Second, given this difficult environment, geophysical services providers as a whole have not reacted efficiently, in particular in terms of capacity adjustment, which results in excess supply applying downward pricing pressure in the market.

      Nevertheless, we believe that the long-term outlook for the geophysical services sector remains fundamentally positive for a number of reasons:

•	If they occur, renewed geopolitical stability and economic growth may gradually restore confidence and visibility in the market, improving the prospects for new projects by our clients.

•	Economic growth, particularly in more active regions such as Asia, may generate increased energy demand and sustain both energy prices and exploration efforts in a context of diminishing reserves.

•	The scope of application of geophysical services has considerably increased over the last several years as a result of significant research and development efforts. Geophysical services can now potentially be applied to the entire sequence of exploration, development and production as opposed to exploration only. This is particularly true with technologies such as 4D (time lapse seismic data). The broader scope for services could increase the accessible markets for the geophysical industry.

•	Finally, the depth and duration of the current contraction in the geophysical sector has gradually increased awareness among geophysical service providers of the need to improve the sector’s business model, which under current conditions creates little shareholder value.

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

      We intend to maintain our position in the marine seismic market for non-exclusive data by developing our non-exclusive data library. We believe that a strong position in this market segment is vital to enhance further our global competitive position, as it will assist us to adapt to current market demand and may provide opportunities for significant future sales. Our policy is to develop our non-exclusive data library, while carefully selecting survey opportunities in order to monitor our investment closely.

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

     Provide Integrated Services

      We are committed to providing clients with a full array of seismic data services, from acquisition and processing to data interpretation and management. We believe that integration of compatible technology and equipment increases the accuracy of data acquisition and processing, enhances the quality of our client service and thereby improves productivity in oil and gas exploration and production. Our clients increasingly seek integrated solutions to better evaluate known reserves and improve the ratio of recoverable hydrocarbons from producing fields. We are continuing to develop our ability to provide geosciences solutions through a combination of various exploration and production services, including technical data management, reservoir characterization and interpretation of well information.

     Industry Consolidation

      We believe that consolidation in the seismic industry is the most promising avenue toward a recovery of margins and return on capital employed in a market that suffers from overcapacity and low pricing. In order to potentially play a leading role in this consolidation process, we decided in September 2002 to take a 7.5% equity stake in the capital of one of our competitors, the Norwegian company Petroleum Geo Services ASA (PGS), for a total price of U.S.$7.0 million.

      Since then, we have supported PGS during its financial restructuring effort, in particular its need to reschedule and restructure its debt. The first stage of this process was completed on June 18, 2003, when an agreement was reached between PGS and its creditors. The final stage of this process was reached on October 21, 2003 when a U.S. court approved the restructuring plan agreed upon between PGS, its shareholders and its creditors, permitting PGS to emerge from Chapter 11 bankruptcy protection. At the end of this restructuring process, CGG held 685,033 shares and 182,720 ADRs, i.e. a total of 867,753 PGS securities, representing a

4.34% interest. The corresponding investment amounted to approximately U.S.$11.5 million thus raising CGG’s total investment in PGS to U.S.$18 million. At the beginning of December 2003, CGG sold 400,000 shares on the market for U.S.$13 million thus reducing its shareholding’s interest in PGS to 2.3%. We intend to engage in further discussions with PGS with a view to merging the two companies’ seismic businesses, thereby creating the conditions for enhanced operational efficiency and achieving sufficient critical mass to allow flexible management of supply. Although we believe that all parties understand the rationale for, and benefits of, such a merger, no assurance can be given that such discussions will develop or that they will conclude successfully.

Operating Revenues Data

     Revenues by Activity

      The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Year ended December 31,

	2003		2002		2001

	(in € million, except percentages)
Land SBU	144.5	24%	184.6	26%	201.5	25%
Offshore SBU	157.1	26%	199.8	28%	201.7	25%
Processing & Reservoir SBU	111.6	18%	123.2	18%	108.3	14%

Services	413.2	68%	507.6	72%	511.5	64%
Products	199.2	32%	193.1	28%	291.4	36%

Total	612.4	100%	700.7	100%	802.9	100%

     Revenues by Region (by location of customers)

      The following table sets forth our consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Year ended December 31,

	2003		2002		2001

	(in € million, except percentages)
Americas	233.6	38%	289.0	41%	293.7	37%
Asia-Pacific/ Middle East	187.5	31%	181.3	26%	215.0	27%
Europe and CIS	86.3	14%	116.5	17%	180.5	22%
Africa	105.0	17%	113.9	16%	113.7	14%

Total	612.4	100%	700.7	100%	802.9	100%

Services

      Our services are organized into three Strategic Business Units (“SBUs”) for increased efficiency. We have established a network of country managers responsible for promoting our entire spectrum of products and services in our main markets, focusing on providing comprehensive solutions to client problems. We believe that our capacity to provide integrated geophysical services is a significant competitive advantage and will help us to implement all components of our strategy.

     Land SBU

      We are a leading land seismic contractor outside of North America. At December 31, 2003, we had 12 land crews performing specialized 3D and 2D seismic surveys, all of which were recording data. Revenues from our Land SBU accounted for 26% and 24% of our revenues in 2002 and 2003, respectively.

      Land Seismic Acquisition. Land seismic acquisition includes all seismic surveying techniques where the recording sensor is either in direct contact with, or in close proximity to, the ground. Our Land SBU offers integrated services, including the acquisition and processing of seismic data on land, in transition zones and on the ocean floor (seabed surveys). We believe that our expertise in harsh environments, environmentally sensitive areas and transition zones provides us with a competitive advantage in our principal markets: Europe, Africa, the Middle East, Asia and Latin America. These areas present higher barriers to entry and are less sensitive to pricing competition due to difficult working environments and the complexity of the projects. In Saudi Arabia, our land seismic acquisition activities are conducted through Arabian Geophysical & Surveying Co. (“Argas”), a joint venture owned 49% by us and 51% by IESC (Industrialization and Energy Services Company), our local partner.

      Description of Activity. Seismic surveying on land is carried out by installing geophones linked to digital recorders that are used to receive the signals from reflected acoustical waves. Vibroseismic vehicles are the preferred method of generating acoustical waves since the frequency of the waves they emit can be precisely modulated by a computerized system and is less susceptible to noise or error. In difficult terrain or transition zones, however, other methods of generating acoustical waves must be utilized, such as explosives or air guns.

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

      In 2003, our land acquisition business unit went through a period of strong competition and difficult local operating environment. The ever growing operational risks resulting from a very unbalanced contractual situation add significant difficulties to the strict commercial pressure. This situation resulted in the reassessment by CGG of its geographical presence in certain land acquisition markets. In September 2003, we launched a restructuring program to substantially lower fixed costs in our land acquisition unit. This program was completed by December 2003. The plan included the redundancy of 250 personnel in total as well as the closure of a number of international representative offices, corresponding to expected annual fixed cost savings of approximately €30 million, with full effect in the second half of 2004.

      Business Development. We continue to upgrade the equipment used by our land acquisition crews with state-of-the-art land recording systems. For the year ended December 31, 2003, activity remained strong in the 3D segment, which represented approximately 83% of our Land SBU operations. During that period, we completed complex transition zone and shallow water surveys in Nigeria and in the Arabian Peninsula.

     Offshore SBU

      We provide a full range of 3D marine seismic, principally in the Gulf of Mexico, the North Sea and off the coasts of West Africa and Brazil as well as in the Asia-Pacific region. The capacity to both acquire and process marine seismic data is an important element of our overall strategy to develop our leadership in marine seismic data acquisition and processing. Revenues from our Offshore SBU accounted for approximately 28% and 26% of our revenues in 2002 and 2003, respectively.

      Marine Seismic Acquisition. We currently operate a fleet of five vessels, two of which we own, two of which we operate under renewable time charters with Louis Dreyfus Armateurs (“LDA”), one of the largest shipowners in France, and one of which we operate under time charter indirectly in partnership with LDA. Time charters allow us to change vessels in order to keep pace with market developments and provide us with the security of continued access to vessels without the significant investment required for ownership. LDA also supplies crews for the three vessels not wholly owned by us (other than persons directly involved in seismic data acquisition). LDA has provided some of the additional capital necessary to modernize the vessels and has renegotiated the time charters for such vessels following their reconfiguration.

      On December 21, 2000, we purchased from LDA its 40% interest in CGG Marine (one of our seismic operation companies), acquired 50% of the capital stock of the entity that directly owns the CGG Mistral and agreed to the subsequent upgrade of the CGG Mistral from six up to ten streamers. On January 16, 2001, we acquired two marine seismic vessels and 1,000 square kilometers of seismic data from Aker.

      From January through July 2002, the CGG Mistral was out of service as it went through a technological upgrade, including the increase from six to ten streamers capacity. After returning to service in July, however, the Mistral sank on December 21, 2002 after an accidental fire broke out onboard off the coast of Trinidad. All personnel on board were safely evacuated. The streamers on the CGG Mistral, which were deployed for operation at the time of the accident, were partially recovered and are under evaluation by insurance for potential repair. We are aware of no impact on the environment and, taking into account amounts due to us under our insurance policies, the loss of the CGG Mistral did not have a material impact on our results of operations for 2002. In 2003, a gain of €4.5 million was recognized on the €51 million indemnities paid by the insurance companies during the year in respect of the CGG Mistral. We do not intend to replace this vessel.

      Description of Activity. Marine seismic surveys are conducted through the deployment of submersible cables (streamers) and acoustic sources (airguns) from marine vessels. Such streamers are each up to ten kilometres long and carry hydrophone groups normally spaced 12.5 meters apart along the length of the streamer. The recording capacity of a vessel is dependent upon the number of streamers it tows and the number of acoustic sources it carries, as well as the configuration of its data recording system. By increasing the number of streamers and acoustic sources used, a marine seismic operator can perform large surveys more rapidly and efficiently.

      As a result of our purchase of the two marine seismic vessels from Aker and the loss of the CGG Mistral, we operate five marine seismic vessels. Each of our vessels is equipped with modern integrated equipment and software and has the capacity to conduct 3D surveys. Our vessels can deploy between six and ten streamers up to ten kilometers long and are equipped with on-board processing capability. Our on-board data processing employs our proprietary software.

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

      On December 2, 2002, we sold our borehole seismic activity business to Baker Atlas, a division of Baker Hughes for U.S.$12 million cash and agreed to form a joint venture (called VS Fusion) with Baker Atlas for the processing and interpretation of borehole seismic data. The joint-venture in which we own a 49% stake was incorporated in February 2003.

      Multi-client Library Sales. Non-exclusive surveys accounted for approximately 58% of our marine seismic activities in 2003.

      Exclusive contract surveys generally provide for us to be paid a fixed fee per square kilometre of data acquired. When we acquire marine seismic data on an exclusive basis, the customer directs the scope and extent of the survey and retains ownership of the data obtained. In regions where there is extensive petroleum exploration, such as Brazil, the Gulf of Mexico, West Africa and the North Sea, we also undertake multi-client (or non-exclusive) surveys whereby we retain ownership of the seismic data. This enables us to license multiple companies to use the data. As a result, we have the potential to obtain multiple and higher revenues, while our customers who license the data have the opportunity to pay lower prices. Our policy is generally to require a minimum share of the estimated cost of each multi-client survey to be covered by pre-sales to clients prior to commencement. We treat these multi-client projects as investments. In determining whether to undertake multi-client surveys, we consider factors that include the availability of initial participants to underwrite a share of the costs to acquire such data, the location to be surveyed, the probability and timing of any future lease concessions and development activity in the area and the availability, quality and price of competing data.

      Business Development. We intend to maintain a technologically advanced fleet to enhance our position in the marine seismic data acquisition and processing market.

      We intend to continue to maintain our offshore multi-clients program while carefully selecting survey opportunities in order to monitor our investment closely and to build a sound data library in promising exploration areas. We believe that a strong position in this market segment is vital to enhance further our global competitive position, as it will permit us to adapt to current market demand and will provide opportunities for significant future sales.

      We intend to continue the development of advanced techniques, such as the use of solid streamers, plus on-board processing or data transmission from vessel to onshore processing centers or client facilities, to reduce data delivery time to clients.

     Processing & Reservoir SBU

      We provide seismic data processing and reservoir services through our network of 26 data processing centers (including two dedicated 4D processing centers) and reservoir teams located around the world, and we have renewed in December our contracts to provide dedicated centers for two major oil and gas companies. Revenues from our Processing & Reservoir SBU accounted for approximately 18% of our revenues in 2002 and 2003.

      Description of Activity. Our seismic data processing operations transform seismic data acquired in the field into 2D cross-sections or 3D images of the earth’s subsurface using Geocluster, our newly introduced proprietary seismic software. These images are then interpreted by geophysicists and geologists for use by oil and gas companies in evaluating prospective areas, selecting drilling sites and managing producing reservoirs. We process seismic data acquired by our own land and marine acquisition crews as well as seismic data acquired by non-affiliated third parties. Marine seismic data has been a significant source of the growth in demand for our data processing services and represents over two-thirds of our operating revenues generated in our processing centers.

In addition, we reprocess previously processed data using new techniques to improve the quality of seismic images.

      Beyond conventional processing and reprocessing, we are also increasingly involved in reservoir-applied geophysics. Our Processing & Reservoir SBU offers reservoir-related services, an activity, which encompasses large integrated reservoir studies from reprocessing to full reservoir simulation, as well as advanced technology studies such as reservoir characterization, stratigraphic inversion and stochastic reservoir modeling. In 2001, we were awarded contracts to operate dedicated 4D processing centers for BP and Shell.

      While our reservoir teams mainly operate from Houston (covering South American projects), London and Massy, France, we also provide seismic data processing (conventional and reservoir-oriented) services through a large network of international and regional data processing centers located around the world. We operate six international processing centers located in Massy, London, Oslo, Houston, Kuala Lumpur and Calgary, Canada. Five of these centers are linked by high-speed fiber optic connections, and all of our centers have access to powerful high-performance computers. We complement our network of international centers with regional multi-client centers and dedicated centers which bring processing facilities within our clients’ premises. Thirteen of our data processing centers are “dedicated” centers that are located in our clients’ offices. We believe that these dedicated centers are responsive to the trend among oil and gas companies to outsource processing work while providing our clients with a high level of service. These centers enable our geoscientists to work directly with clients and tailor our services to meet individual clients’ needs.

      Each of the principal computers used at our centers is leased for a period of approximately two years, permitting us to upgrade to more advanced equipment at the time of renewal. In 2003, we had more than 10,000 PC clusters worldwide, a real-time computer capacity representing 30 teraflops as of January 1, 2004, double the figure at the start of 2003 and ten times more than at the start of 2002. Our delivery time has decreased in recent years, enabling delivery of data to clients within the same timeframe as work performed directly onboard marine vessels. We believe that, with the combined capacity of our centers located in Massy and London, we have one of the largest computing capacities of any private facility in Europe.

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

      Processing Software Development and Sales. We sell Geocluster, our proprietary processing software, to the oil and gas industry as well as to scientific and university research centers. This software is currently available on most modern platforms in the market, including Linux platforms. Our other software products include:

•	Geovista, a set of software products used to produce accurate images of geological structures and showing depth;

•	Stratavista, advanced software used to determine specific rock properties from stratigraphic inversion of seismic data;

•	WaveVista, a new depth migration service based on wave equations;

•	VectorVista, designed to provide greater understanding of seismic data acquired with multi-component techniques; and

•	ChronoVista, a set of software products used to produce accurate images of geological structures over time.

      At the Society of Exploration Geophysicists (SEG) 2003 annual meeting in Dallas, CGG launched HDPIC, a new approach to picking seismic velocities that reconciles geologists and geophysicists by delivering geologically meaningful seismic attributes. HDPIC is a new feature of A+ processing, CGG’s fully anisotropic seismic data processing service, which exploits the Earth’s anisotropy to deliver a sharper, more focused image of a reservoir.

      Business Development. The Processing and Reservoir SBU currently operates 13 open centers and 13 dedicated centers within client offices. The deployment of new technologies developed by research and development teams and improved project management methods have increased efficiency crucial in the domain of time and depth migrations. The expertise in 4D that we acquired in the North Sea, in particular through our 4D dedicated centers in Aberdeen has now been exported to the Gulf of Mexico, where this activity is growing.

      Our expertise in fractured reservoirs has enabled us to develop in the Middle East especially in Abu Dhabi.

      Our geographical presence was strengthened in Southeast Asia with the opening of the Kuala Lumpur hub, equipped with new computer facilities, which is becoming one of our three major regional hubs, after London and Houston, and is enabling us to increase our presence throughout the Asia-Pacific region.

      Throughout 2001, 2002 and 2003, we have developed and promoted our high technology expertise, regional experience and flexibility with the ultimate goal of providing our clients with solutions that are innovative, adapted and more geared towards reservoir solutions.

      We believe that our network of processing centers, the quality of our personnel, and our innovative technology provide us with a strong base to consolidate our presence in our markets and further expand our activities.

Products

      We conduct our equipment development and production operations through our Sercel subsidiary. Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and offshore seismic markets. Sercel is operated as an independent division and makes most of its sales to purchasers other than CGG. Sercel currently operates seven equipment manufacturing facilities, located in Nantes, Saint Gaudens and Toulon in France, Houston, Singapore, Alfreton in England and Calgary. In China, Sercel is also a 40% partner in a manufacturing joint venture with XPEIC (Xian Petroleum Equipment Industrial Corporation). On December 31, 2003, Sercel acquired a 51% stake in the capital of Sercel-JunFeng Geophysical Equipment Co Ltd, based in Hebei (China), a provider of geophones and seismic cables for the Chinese seismic market. In addition, since the end of 2003, Sercel has added three sites in Sydney, Massy and Brest (France) as a result of tits acquisition of Thales Underwater Systems, Createch Industrie and Orca Instrumentation, respectively.

      Revenues from our Products segment accounted for approximately 28% and 32% of our consolidated operating revenues in 2002 and 2003, respectively.

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

      Sercel significantly expanded its product range and increased its market share in the seismic equipment industry with the acquisitions of GeoScience Corporation in December 1999 and Mark Products in September 2000 and has continued its expansion in the last year. In October 2003, Sercel acquired SODERA, a leading provider of air gun sources used mainly in seismic data acquisition. On December 31, 2003, Sercel acquired a 51% stake in the capital of Sercel-JunFeng Geophysical Equipment Co Ltd, based in Hebei, China, a provider of geophones and seismic cables for the Chinese seismic market. In January 2004, Sercel acquired Thales, which develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. Thales’ seismic equipment business will be consolidated within the CGG group from January 1, 2004. A total of 95 employees are joining Sercel, including, in particular, a research and development division and a manufacturing unit with proven industrial expertise. In addition, through the recent acquisitions of Createch and Orca, Sercel is continuing its expansion while strengthening its position in two areas with growth potential: sea-floor seismic systems and borehole seismic tools.

      As a result of these acquisitions, Sercel is a market leader in the development and production of both marine and land geophysical equipment. The 408UL is one of the industry’s most advanced systems, and at the end of the year 2003, the installed base reached more than 370,000 channels. Sercel, seeking to provide users with systems well-adapted to various environments, developed the 408UL system on the basis of an upgradeable architecture. In 2003, Sercel expanded its family of 408 UL products with the ULS version for transition zone environment and the DSU featuring three component digital sensors.

      In addition to recording systems, Sercel develops and produces a complete range of geophysical equipment for seismic data acquisition, including vibroseismic vehicles, streamers, ocean bottom cables, geophones, hydrophones, cables and connectors and other ancillary geophysical products.

      One important benefit of the GeoScience acquisition has been the introduction of 408UL system technology in Sercel’s new streamer and seabed equipment product lines (SEAL), based on concepts previously developed by GeoScience. Sercel has thus recently developed, among other products, an innovative solid streamer cable for marine seismic data acquisition that is designed to reduce downtime due to adverse weather conditions and thereby increase data acquisition productivity.

      Through business acquisitions made during the last year (Sodera, Thales , Hebei, Orca, Createch), Sercel expects to further expand its range of products or improve existing technology and strengthen its leading position on the geophysical equipment market (see “Operating and Financial Review and Prospects — Acquisitions and Dispositions”.)

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

      As of March 31, 2004, we estimate that our total backlog (Services and Products) stood at €337 million, up 16% compared to March 31, 2003.

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

Intellectual Property

      We continually seek the most effective and appropriate protection for our products, processes and software and, as a general rule, will file for patent, copyright or other statutory protection whenever possible. Our patents, trademarks, service marks, copyrights, licenses and technical information collectively represent a material asset to our business. However, no single patent trademark, copyright, license or piece of technical information is of material importance to our business when taken as a whole. As of December 31, 2003, we held 140 patents in respect of different products and processes worldwide. The duration of these patents varies from four to 20 years, depending upon the date filed and the duration of protection granted by each country.

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

Litigation

      The payment conditions of a net outstanding receivable amounting as of March 31, 2004, to U.S.$26.6 million and related to a land seismic acquisition contract are the subject of an arbitration procedure. Based on our contractual and legal position, as well as the solvency of the beneficiary of the geophysical services, no allowance was recorded as of December 31, 2003.

Organizational Structure

      We are the parent company of the CGG group. Our principal subsidiaries are as follows:

	Jurisdiction of		% of
Subsidiary	Organization	Head office	interest

Sercel SA	France	Carquefou, France	100.0
CGG Marine SAS	France	Massy, France	100.0
CGG Americas, Inc.	United States	Houston, Texas, United States	100.0
CGG Marine Resources Norge A/ S	Norway	Hovik, Norway	100.0
Companía Mexicana de Geofisica	Mexico	Mexico City, Mexico	100.0
CGG do Brazil	Brazil	Rio de Janeiro, Brazil	100.0
Exgeo CA	Venezuela	Caracas, Venezuela	100.0
Sercel Inc.	United States	Tulsa, Oklahoma, United States	100.0

Property, Plants and Equipment

      The following table sets forth certain information as of December 31, 2003 relating to our principal properties.

				Lease
			Owned/	Expiration
Location	Type of facilities	Size	Leased	Date

Paris, France	Executive offices for the CGG group	725 m2	Leased	2009

				Lease
			Owned/	Expiration
Location	Type of facilities	Size	Leased	Date

Massy, France	Principal administrative offices for the CGG group	9,800 m2	Leased	2005
Massy, France	Data processing center	12,200 m2	Owned
London, England	Data processing center	24,975 m2	Leased	2011
London, England	Administrative offices	2,074 m2	Lease	2010
Houston, U.S.A.	Offices of CGG Americas, Inc.	6,905 m2	Leased	2007
Houston, U.S.A.	Offices and manufacturing premises of Sercel	24,154 m2	Leased/ Owned	2002
Carquefou, France	Factory of Sercel. Activities include research and development relating to, and manufacture of, seismic data recording equipment	23,318 m2	Owned
Saint Gaudens, France	Factory of Sercel. Activities include research and development relating to, and manufacture of, geophysical cables, mechanical equipment and borehole seismic tools.	16,000 m2	Owned
Toulon, France	Factory of Sercel. Activities include research and development relating to, and marketing of air guns.	6,695 m2	Owned
Calgary, Canada	Manufacture of geophysical cables	55,000 m2	Owned
Alfreton, England	Manufacture of geophysical cables	5,665 m2	Owned
Singapore	Manufacture of geophysical cables	5,595 m2	Owned

      We also lease offices worldwide to support our operations. We believe that our existing facilities are adequate to meet our current requirements.

      The following table provides certain information concerning the five vessels operated by the Offshore SBU during 2003:

							Vessel
		Year Added	Year	Charter	Number of		Length
Vessel Name	Year Built	to Fleet	Reconfigured	Expires	Streamers		(in meters)

CGG Föhn	1985	1985	1997	2004	8	(1)	84.5
CGG Harmattan	1993	1993	1996	2004	8	(1)	96.5
CGG Alizé	1999	1999	—	2007	10		100.0
CGG Amadeus	1999	2001	—	—	8		87.0
CGG Symphony	1999	2001	—	—	10		120.7

(1)	In high-resolution mode.

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

      Beginning with our financial statements for fiscal year 2001, French GAAP as they relate to us differed in certain significant respects from U.S. GAAP, and we adopted French GAAP for reporting of our primary financial statements for fiscal year 2001 and future years. The differences between French GAAP and U.S. GAAP as they relate to us, and a reconciliation of net income and shareholders’ equity to U.S. GAAP are described in Note 28 to our consolidated financial statements.

Factors Affecting Results of Operations

      We divide our businesses into two segments, geophysical services and geophysical products. We have organized our Services segment into three strategic business units, or SBUs, since 1999:

•	the Land SBU, for land and shallow water seismic acquisition activities;

•	the Offshore SBU, for marine seismic acquisition activities and multi-client library sales; and

•	the Processing & Reservoir SBU, for seismic data processing, data management and reservoir studies.

      Our Products segment includes primarily our equipment manufacturing subsidiary Sercel.

      Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices. Despite relatively high energy prices for the last four years, following the sharp drop of late 1998 and early 1999, the geophysical services market has not recovered in terms of either business volume or price to the levels preceding the 1998-1999 decline of oil and gas prices.

      We believe that two fundamental factors have contributed to this unusual situation. First, global geopolitical uncertainty, particularly following the September 11, 2001 tragedy and further accentuated by tension in the Middle East during the first half of 2003, has not created the confidence and visibility that are essential in our client’s on long term decision-making processes, with many projects being delayed or cancelled. Second, given this difficult environment, geophysical services providers as a whole have not reacted efficiently, in particular in terms of capacity adjustment, which results in excess supply applying downward pricing pressure in the market. Nevertheless, we believe that the long-term outlook for the geophysical services sector remains fundamentally positive.

      Finally, the depth and duration of the current contraction in the geophysical sector has gradually increased awareness among geophysical service providers of the need to improve the sector’s business model, which under current conditions creates little shareholder value. We believe that industry consolidation is an important element in efforts by the seismic industry to increase shareholder value, and we intend to take actions to promote consolidation.

      We decided in September 2002 to take a 7.5% equity stake in the capital of one of our competitors, the Norwegian company Petroleum Geo Services ASA (PGS), for a total price of U.S.$7.0 million. Since then, we have supported PGS during its financial restructuring effort, in particular its need to reschedule and restructure its debt. The final stage of this process was reached on October 21, 2003 when a U.S. court approved the restructuring plan agreed upon between PGS and its creditors, permitting PGS to emerge from Chapter 11 bankruptcy protection. As a result of the new capital structure and further to the exercize of options granted to us as both a supporting and common shareholder of PGS, we held 867,753 shares of PGS (including shares in the form of ADSs) or 4.34% of the new equity composed of 20,000,000 shares at a total investment of approximately U.S.$18 million.

      During December 2003, we sold 400,000 shares of PGS on the market, reducing our total holdings to 467,753 shares (2.3% of the total). The sale price totalled U.S.$13 million and produced a gain of €2.5 million before tax.

      Our results of operations have also been affected by the growing operational risks in land acquisition resulting from a very unbalanced contractual situation adding significant difficulties to the already strong commercial pressure. This situation resulted in our reassessment of our geographical presence in certain land acquisition markets. A restructuring program was launched in September 2003 to substantially lower fixed costs. This measure principally consisted of a workforce reduction plan related to 250 persons and the scrapping of seismic acquisition inventories and assets for a global cost of €19 million.

      Our revenues for 2003 were €612.4 million (U.S.$689.2 million) compared to €700.7 million (U.S.$665.1 million) for 2002, a decrease of 13% but an increase of 4% in U.S. dollar terms. Revenues for our Services segment were €413.2 million (U.S.$464 million) for 2003 compared to €507.6 million (U.S.$482.9 million) in 2002, a decrease of 19%. Expressed in U.S. dollars, the decrease was 4%. Revenues (including intra-group sales) for our Products segment were €216.9 million (U.S.$245.4 million) for 2003 compared to €262.4 million (U.S.$247.4 million) for 2002, a decrease of 17% but largely stable in U.S. dollar terms. Excluding internal sales, revenues were €199.2 million (U.S.$226 million) for 2003 compared to 193.1 million Euros (U.S.$182.2 million) for 2002, an increase of 3%. Expressed in U.S. dollars, the increase was 24%.

      Our backlog as of December 31, 2003 was €222 million (U.S.$280 million) compared to €300 million (U.S.$264 million) as of December 31, 2002, representing a 6% increase in U.S. dollar terms. This increase was attributable primarily to our Products segment.

Acquisitions and Dispositions

      On December 27, 2002, CGG agreed to sell its borehole seismic data acquisition business to Baker Hughes Incorporated. Baker Hughes paid 90% of the consideration for the transaction on December 27, 2002, and on that date acquired certain assets and intellectual property of the borehole data acquisition business. The remaining 10% was transferred on February 2003, at which time the employees and contracts of the ongoing business were transferred to Baker Hughes. On June 4, 2003, CGG and Baker Atlas established VS Fusion, a joint venture company for processing and interpretation of borehole seismic data. CGG holds a 49% equity interest in the venture.

      On October 15, 2003, Sercel acquired SODERA S.A, a French company specialized in the production of air guns for marine seismic acquisition activities, for a global amount of U.S.$4.7 million in cash, generating €2.4 million of goodwill.

      As part of the financial restructuring plan presented on June 18, 2003 at PGS’s annual shareholders meeting, CGG paid approximately U.S.$11.5 million to held 867,753 shares of PGS, bringing CGG’s total equity holdings in PGS to 4.3%. Beginning December 2003, CGG sold 400,000 stock shares of PGS on the market, reducing its total holdings to 2.3%. The sale price totaled U.S.$13 million and produced a gain of €2.5 million before tax.

      On November 26, 2003, Sercel agreed to acquire a 51% majority ownership in Hebei Junfeng Geophysical Co. Ltd., the provider of geophones and seismic cables for the Chinese seismic market. Hebei Junfeng Geophysical Co. Ltd., located in the Hebei province, was originally created by BGP, the largest Chinese geophysical services contractor. The transaction, finalized on January 8, 2004, involved an acquisition price of approximately €9 million approximately and generated goodwill of €2 million. BGP, along with the management and the employees, will remain shareholder of the company together with XPEIC, a Chinese geophysical equipment company.

      On January 2, 2004, Sercel finalized the acquisition of the seismic equipment business of Thales Underwater Systems (TUS). Principally located in Australia, TUS develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. The transaction was valued at €25 million, of which €22 million was paid in cash at the closing of the transaction, and generated goodwill of €19.8 million.

      On February 19, 2004, Sercel acquired Orca Instrumentation, a French company that develops and markets marine instrumentation and underwater data transmission systems, for €1.3 million. Orca Instrumentation employs 15 people.

      On March 3, 2004, Sercel completed the acquisition of Createch Industrie, a French company specialized in borehole measurement tools, borehole seismic tools and permanent borehole sensors. The transaction was valued at €1.9 million and generated goodwill of the same amount. The company is headquartered in the Paris area and employs 19 people.

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

Multi-client survey accounting

      Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The multi-client library is stated at surveys costs described above less accumulated amortization or fair value if lower. We review the library for potential impairment for independent surveys on an ongoing basis.

Revenue recognition:

      Revenues related to multi-client surveys result from pre-commitments and licenses after completion of the surveys (“after-sales”).

      Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing.

      We recognize pre-commitments as revenue based on the ratio of project cost incurred to total estimated project cost, which we believe reflects the physical progress of the project.

      After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that all the data conforms to technical specifications.

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

Amortization:

      We amortize the multi-client surveys according to three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys: amortized on the basis of 66.6% of revenues. Starting at the time of data delivery, a minimum straight-line depreciation scheme is applied on a three years period, should total accumulated depreciation from sales be below this minimum level;

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is a five year period from data delivery;

•	Long term strategic 2D surveys: amortization on sales according to the above area split and straight-line depreciation on a seven years period from data delivery.

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

Year ended December 31, 2003 compared to year ended December 31, 2002

Operating Revenues

      Our consolidated operating revenues for 2003 decreased 13% to €612.4 million from €700.7 million for 2002. Because approximately 85% of our operating revenues during 2003 and 2002 were in U.S. dollars, the decrease in the value of the U.S. dollar had a negative impact on our operating revenues as expressed in euros in our financial statements. Expressed in U.S. dollars, our consolidated operating revenues increased 4% to U.S.$689.2 million from U.S.$665.1 million in 2002. This increase was primarily attributable to increases in operating revenues in our Products segment and, to a lesser extent, our Processing & Reservoir SBU.

Services

      Operating revenues for our Services segment (excluding internal sales) for 2003 decreased 19% to €413.2 million from €507.6 million for 2002. Expressed in U.S. dollars, operating revenues decreased 4% to U.S.$463.6 million for 2003 from U.S.$482.9 million for 2002 due to our Land and Offshore SBUs.

      Land SBU. Operating revenues for our Land SBU for 2003 decreased 22% to €144.5 million compared to €184.6 million for 2002. In U.S. dollars, operating revenues decreased 8% to U.S.$161.5 million for 2003 from U.S.$176.1 million for 2002. This decrease was the consequence of our very weak mid-year backlog, which affected operating revenues for the third quarter of 2003. On average, 17 crews were in operation in 2003 compared to 15 in 2002.

      Offshore SBU. Operating revenues for our Offshore SBU for 2003 decreased to €157.1 million compared to €199.8 million for 2002. In U.S. dollars, operating revenues decreased 7% to U.S.$176.5 million for 2002 from U.S.$190.1 million for 2002. This decrease was attributable to our lower capacity following the loss of the CGG Mistral, one of our seismic vessels, in December 2002, the sale of our borehole seismic activity in December 2002 and a weaker demand in multi-client activity.

      Multi-client data sales decreased 19% to €108.3 million for 2003 from €133.8 million for 2002. Expressed in U.S dollars, multi-client data sales decreased 4% to U.S.$121.8 million from U.S.$127.0 million, primarily due to lower after-sales in the Gulf of Mexico. Exclusive contracts accounted for 36% of our Offshore SBU sales in 2003 compared to 34% in 2002. The net book value of our marine multi-client data library was €144.0 million as of December 31, 2003 compared to €125.8 million as of December 31, 2002.

      Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for 2003 decreased 9% to €111.6 million compared to €123.2 million for 2002. In U.S. dollars, operating revenues increased 8% to U.S.$126.0 million for 2003 from U.S.$116.7 million for 2002 due to our increased market share in Southeast Asia, the wider use of high end imaging technology, and new dedicated centers working exclusively with certain clients.

Products

      Operating revenues for our Products segment (including intra-group sales) for 2003 decreased 17% to €216.9 million from €262.4 million for 2002. Expressed in U.S. dollars, operating revenues decreased 1% to U.S.$245.4 million for 2003 from U.S.$247.4 million for 2002. Excluding intra-group sales, operating revenues increased 3% to €199.2 million for 2003 compared to €193.1 million for 2002. Sales of land products expressed in dollars increased 29% for 2003 compared 2002 due to the wide acceptance of our 408 UL recording system in a recovering land market. On the other hand, due to the scarcity of new vessels or significant vessel upgrades, demand for marine products remained low in 2003 compared to 2002 when several Seal systems had been sold to various customers, including CGG.

     Operating Expenses

      Cost of operations, including depreciation and amortization, decreased 8% to €491.0 million for 2003 from €531.4 million for 2002. As a percentage of operating revenues, cost of operations increased to 80% for 2003 compared to 76% for 2002. Because our revenues are more dollar-denominated than our costs of operations, a decrease in the value of the U.S. dollar against the euro decreases our revenues to a larger extent than our expenses. Gross profit decreased to €121.4 million for 2003 compared to €169.3 million for 2002.

      Selling, general and administrative expenses decreased 9% to €78.8 million for 2003 from €86.7 million for 2002. As a percentage of operating revenues, selling, general and administrative costs increased to 13% in 2003 compared to 12% in 2002 due to the fact that more of our general and administrative costs than our revenues are euro-denominated.

      Research and development expenditures, net of government grants, were stable at €27 million.

      Other expenses amounted to €5.1 million for 2003 compared to income of €6.1 million for 2002. Other expenses for 2003 consisted essentially of (i) costs of implementing a Land SBU restructuring plan of €17.7 million, (ii) costs of implementing a Marine SBU redundancy plan of €1.5 million, (iii) a recognized gain of €4.5 million from indemnities paid by the insurance companies in respect of the our vessel the CGG Mistral, lost in December 2002 and (iv) gains of €5.2 and €2.5 million resulting from the sale of certain Land non-exclusive surveys and the sale of 400,000 PGS shares, respectively.

Operating Income (Loss)

      We had operating income for 2003 of €10.6 million compared to operating income of €61.6 million for 2002.

      Operating loss from our Services segment for 2003 was €29.8 million for 2003 compared to operating income of €27.4 million for 2002 due to the costs of our Land SBU restructuring plan, reduced multi-client data after-sales and the negative impact of U.S. dollar/euro exchange rate.

      Operating income from our Products segment was €42.9 million for 2003 compared to €51.2 million for 2002 mainly due to the negative impact of U.S. dollar/euro exchange rate.

Financial Income and Expenses, Net

      Net financial expenses decreased 36% for 2003 to €21.0 million from €32.6 million for 2002. The decrease resulted primarily from the positive impact of the U.S. dollar/euro exchange rate on our U.S. dollar denominated bond interest and the reversal of the allowance on our PGS stock recorded in 2002 for an amount of €4.1 million.

      Net debt was €139.2 million as of December 31, 2003 compared to €201.7 million as of December 31, 2002. This decrease was principally due to a positive free cash flow and the result of a weaker dollar at the end of 2003 than at the end of 2002, since most of our debt is denominated in dollars. Gross interest expenses were €27.3 million for 2003 compared to €31.6 million for 2002. Financial income, resulting largely from interest on overnight deposits, was €3.0 million for 2003 compared to €3.4 million for 2002.

      Foreign exchange gain was €4.6 million for 2003 compared to €7.9 million for 2002 due primarily to (i) the weakening of the U.S. dollar against the euro and (ii) our hedging policy. In connection with hedging our currency exposure risks, we hedge the U.S. dollar by forward sales, which can have either a favorable or adverse impact on financial result due to the actual variation in the exchange rate for the euro and the U.S. dollar.

Equity in Income (Losses) of Investees

      Income from investments accounted for under the equity method, which is primarily from Argas, our Saudi Arabian joint venture, increased slightly to €6.5 million for 2003 from €6.4 million for 2002.

Income Taxes

      Income taxes decreased significantly to €3.1 million for 2003 from €17.4 million for 2002 due to a deferred tax liabilities reduction resulting from the positive impact of the U.S. dollar/euro exchange rate in the calculation of temporary differences between consolidated and tax basis on Norwegian fixed assets.

      Since we earn a majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system, and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.

Net Income (Loss)

      Net loss for 2003 was €10.4 million, after deducting minority interest of €0.3 million resulting from our 50% interest in the entity that was formed for the purpose of directly owning the CGG Mistral, compared to a net income of €17.4 million for 2002.

      Net loss for 2003 included a goodwill write-down of €1.6 million related to the Land SBU restructuring plan.

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

Products

      Operating revenues for our Products segment for 2002 decreased 18% to €262.4 million from €321.2 million for 2001. Expressed in U.S. dollars, operating revenues decreased 14% to U.S.$247.4 million for 2002 from U.S.$287.6 million for 2001. Excluding intra-group sales, operating revenues decreased 34% to €193.1 million for 2002 compared to €291.4 million for 2001. Sales of land products experienced softer demand than in the prior year, which had benefited from exceptionally strong market conditions in 2001. Marine product sales, however, doubled, which was attributable to the sales of four systems incorporating our new Solid Seal technology.

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

Financial Income and Expenses, Net

      Net interest expenses increased 42% for 2002 to €32.6 million from €23.0 million for 2001. The increase resulted primarily from the issuance in February 2002 of an additional U.S.$55 million 10 5/8% Senior Notes due 2007, which increased our cost of debt, and from an allowance of €4.1 million resulting from the fall in value of PGS stock.

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

Liquidity and Capital Resources

      Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions. We have financed our capital needs with cash flow from operations, borrowings under bank facilities an our offerings of senior notes. We believe that net cash provided by operating activities, the additional financial resources generated by our offerings of senior notes and available borrowing under bank facilities will be sufficient to meet our liquidity needs for the foreseeable future.

Operating Activities

      For 2003, our net cash provided by operating activities, before changes in working capital, was €98.4 million compared to €223.2 million for 2002. Changes in working capital in 2003 had a positive impact on cash from operating activities of €82.1 million compared to a negative impact of €4.2 in 2002. Excluding insurance indemnities received related to the CGG Mistral, changes in working capital in 2003 had a positive impact of €31.0 million. This was principally due to improved management of our accounts receivable, notably in our Offshore and Product segments.

      For 2002, our net cash provided by operating activities, before changes in working capital and the asset write-down of €62 million related to the CGG Mistral, was €161.2 million compared to €153.3 million for 2001. Changes in working capital in 2002, before insurance indemnities booked approximately for the same amount of the asset write down, had a positive impact on cash from operating activities of €57.8 million compared to a negative impact of €17.3 million for 2001. This was principally attributable to important payments from Offshore clients at year end and improved management of our accounts receivable. Net operating cash flow for 2003 was €180.5 million compared to €219.0 million for 2002. Net operating cash flow for 2002 was €219.0 million compared to €136.0 million for 2001.

Investing Activities

      During 2003, we incurred capital expenditures of €44.4 million (including €8.1 million of equipment acquired under capital lease), related to the acquisition of a 408UL seismic data recording system, vehicles for land surveys and maintenance of seismic vessels. During 2002, we incurred capital expenditures of €130.6 million (including €8.6 million of equipment acquired under capital lease), related primarily to the upgrading of the

CGG Mistral, the investment in Seal technology for our Amadeus seismic vessel and the acquisition of 408UL seismic data recording systems.

      During 2003, we also invested €109.7 million in our multi-client library, primarily in areas offshore in the Gulf of Mexico and Brazil. As of December 31, 2003, the net book value of our land and marine multi-client data library was €145.0 million compared to €127.1 million as of December 31, 2002. During 2002, we also invested €130.1 million in our multi-client library, primarily in deepwater areas offshore in the Gulf of Mexico and Brazil. As of December 31, 2002, the net book value of our land and marine multi-client data library was €127.1 million compared to €91.9 million as of December 31, 2001.

      Net cash used in investing activities for 2003 was €171.9 million after taking into account the acquisition of SODERA for an amount of U.S.$4.7 million and the acquisition of PGS shares for approximately U.S.$11.5 million as part of that company’s financial restructuring plan. Net cash used in investing activities for 2002 was €249.9 million after taking into account the acquisition of 7.51% stake in PGS, the proceeds from the sale of our Paradigm stock and the proceeds from the sale of our borehole seismic activity business.

      As of December 31, 2003, we had no material commitment for any capital expenditures.

Financing Activities

      Net debt was €139.2 million as of December 31, 2003, and €201.7 million as of December 31, 2002. The ratio of net debt to equity decreased to 35.1% at December 31, 2003 compared to 46.1% at December 31, 2002.

      “Net debt” is the amount of bank overdrafts, plus current portion of long-term debt, plus long-term debt and plus less cash and cash equivalents.

      The following table presents a reconciliation of Net debt to financing items of the balance sheet for the periods indicated as follows:

	December 31,

	2003	2002	2001

	(in millions of euros)
Bank overdrafts	3.2	10.5	6.2
Current portion of long-term debt	24.6	58.6	24.4
Long-term debt	207.8	249.2	255.1
Less Cash and cash equivalents	(96.4)	(116.6)	(56.7)

Net debt	139.2	201.7	229.0

      ORBDA for 2003 was €162.3 million compared to €210.1 million for 2002.

      “ORBDA” (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA” in our precedent reports) is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present adjusted EBITDA differently than we do. ORBDA is not a measure of financial performance under French GAAP or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP or U.S. GAAP.

      The following table presents a reconciliation of ORBDA to operating income for the periods indicated as follows:

	December 31,

	2003	2002	2001

	(in million of euros)
ORBDA	162.3	210.1	200.5
Depreciation and amortization (excluding goodwill amortization)	(65.2)	(128.6)	(69.9)
Multi-client surveys amortization	(80.0)	(87.0)	(69.7)
Variation of current assets allowance	7.2	1.5	(9.4)
Dividends received from equity companies	(5.9)	(3.5)	(1.7)
Non recurring gains (losses)	(7.8)	69.1	5.0

Operating income (loss)	10.6	61.6	54.8

      Net cash used in financing activities for 2003 was €46.0 million, resulting principally from the repayment, with the insurance proceeds related to the CGG Mistral, of a U.S.$20 million bank facility used to finance the hull of that vessel.

      Net cash provided by financing activities for 2002 was €68.9 million, resulting principally from the U.S.$55 million issuance of senior notes in February 2002. We also borrowed a total of U.S.$36.9 million from a new bank facility in order to finance streamers and equipment related to the upgrade the CGG Mistral.

      Net cash used in financing activities in 2001 was €8 million, principally reflecting the net repayment of draw-downs under our U.S.$90 million syndicated credit facility, notwithstanding the U.S.$25 million paid to Aker as part of the purchase price of the two vessels acquired in January 2001.

      On March 12, 2004, CGG, CGG Marine and Sercel signed a revolving credit facility agreement of U.S.$60 million with certain banks and financial institutions acting as lenders. The purpose of this agreement is to replace the current multi-currency facility agreement dated September 15, 1999 as amended on August 31, 2000, which was cancelled.

      The lenders are granted a lien on the accounts receivable of CGG, CGG Marine and Sercel S.A. The facility is given for three years and will begin amortizing after March 11, 2006.

      On February 5, 2002, we issued an additional U.S.$55 million aggregate principal amount at par value of 10 5/8% Senior Notes due 2007 in the international capital markets, following our original issuance of Senior Notes in November 2000. With the net proceeds of approximately U.S.$52.5 million, we repaid approximately U.S.$22 million of outstanding indebtedness under our existing syndicated credit facility, repaid approximately U.S.$10 million in other long-term revolving debt and used the balance for general corporate purposes.

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

     Contractual Obligations

      The following table sets forth our future cash obligations as of December 31, 2003.

	Payments Due by Period

	Less than			More than
	1 year	2-3 years	4-5 years	5 years	Total

	(in million of euros)
Long-Term Debt	10.4	8.3	181.2	1.3	201.2
Capital Lease Obligations	12.8	16.9	0.9	—	30.6
Operating Leases	49.4	64.4	14.7	4.3	132.8
Other Long-Term Obligations (bond interest)	18.9	37.9	18.9	—	75.7

Total Contractual Cash Obligations	91.5	127.5	215.7	5.6	440.3

     Off-Balance Sheet Arrangement

      We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

      While the market for our products and services is subject to continual and rapid technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of numerous inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. During 2001, 2002 and 2003, our research and development expenditures were €39 million, €30 million, and €29 million, respectively, of which approximately 9%, 10% and 8%, respectively, was funded by French governmental research entities, such as the Fonds de Soutien aux Hydrocarbures (which funding is to be repaid to such organizations from sales of products or services developed with such funds).

      We have budgeted €28 million for research and development expenditures in 2004, of which we expect to receive approximately €2 million from the Fonds de Soutien aux Hydrocarbures.

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

     Currency Fluctuations

      As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2003, 2002 and 2001, over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than the euro. These included the U.S. dollar and, to a significantly lesser extent, other non-euro Western European currencies, principally the British pound and the Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

      Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. A depreciation of the U.S. dollar against the euro, such as has occurred since the second half of 2003, has the opposite effect.

      We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four chartered vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.

      In order to improve the balance of our net position of receivables and payables denominated in foreign currencies, we maintain a portion of our financing in U.S. dollars. At December 31, 2003, 2002 and 2001, our total outstanding long-term debt denominated in U.S. dollars amounted to U.S.$245 million (€194 million), U.S.$273 million (€260 million) and U.S.$181 million (€203 million), respectively, which amounted to 84%, 85% and 74%, respectively, of our total long-term debt outstanding at such dates.

      In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. As of December 31, 2003, 2002 and 2001, we had U.S.$145 million (with a euro counter-value of €114 million), U.S.$133 million (euro counter-value of €137 million) and U.S.$89 million (euro counter-value of €101 million), respectively, of notional amounts outstanding under euro/ U.S. dollar forward exchange contracts.

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

U.S. Accounting Standards

      In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non controlling interests and results of activities of a VIE in its consolidated financial statements.

      In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

      FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

      FIN 46 was effective immediately for VIEs created or entered into after January 31, 2003. The adoption of the provisions applicable to VIEs created or entered into after January 31, 2003 did not have a material impact on the Company’s financial statements.

      For VIEs created or entered into prior to February 1, 2003, consolidation under FIN 46 becomes effective from January 1, 2004 for VIEs that qualify as Special Purpose Entities (“SPEs”) under previous guidance and from December 31, 2004 for other VIEs created or entered into prior to February 1, 2003 that are not SPEs under previous guidance. The Company does not expect a material impact of adopting FIN 46 for those entities.

      On November 21, 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, regarding whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. For contracts including multiple deliverables meeting the separation criteria of EITF 00-21, the Group allocates the total arrangement consideration to each separate unit of accounting based on the relative fair values of the deliverables in each unit of accounting and recognizes revenue based on the Group’s revenue recognition policy applicable to each separate unit of accounting. In general, EITF 00-21 limits the amount of revenue allocated to an individual deliverable under an agreement to the lesser of its relative fair value or the amount not contingent on the Group’s delivery of other elements under the agreement, regardless of the probability of the Group’s performance. For CGG, the provisions of this Issue become effective for the year beginning January 1, 2004. The Group is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

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

      The following table sets forth the names of our current directors, their positions, the dates of their initial appointment as directors and the expiration dates of their current term.

		Initially	Term
Name	Position	Appointed	Expires

Robert Brunck(1)(2)	Chairman of the Board and Chief Executive Officer	1998	2008
Olivier Appert	Director	2003	2008
Gérard Friés(1)	Director	2002	2008
Robert Castaigne(1)(2)	Director	1992	2004
Jean Dunand(3)	Director	1999	2007
Yves Lesage(3)	Director	1988	2009
John MacWilliams(1)	Director	1999	2005
Christian Marbach(3)	Director	1995	2007
Daniel Valot(2)	Director	2001	2006
Robert Semmens(2)(3)	Director	1999	2005

(1)	Member of Strategic Planning Committee.

(2)	Member of Appointment-Remuneration Committee.

(3)	Member of Audit Committee.

      Mr. Brunck, 54, has been our Chairman and Chief Executive Officer since May 1999. Mr. Brunck was Vice Chairman and President from September 1998 to May 1999 and was our President and Chief Operating Officer from February 1995 to September 1998. Mr. Brunck was Vice President of Administration and Development from 1991 to 1995 and Chief Financial Officer from 1989 to 1991. He is Chairman of the Supervisory Board of Sercel Holding, Chairman of the Board of Directors of CGG Americas Inc., Director of the

Ecole Nationale de Géologie, Director of the Consortium Français de Localisation S.A., and Chairman of Armines.

      Mr. Friés, 48, has been Senior Executive Vice President of Institut Français du Pétrole (the French Petroleum Institute of IFP) since September 2001. Mr. Friés was Vice President of the Geoscience Research Center of Totalfina Exploration UK plc from 1999 to September 2001 and was a Director of Elf Gabon from 1997 to 1999. Mr. Friés is Chairman and CEO of IFP Investissements, the representative of IFP Investissements on the Board of Directors of Geoservices S.A. and a Director of Axens S.A.

      Mr. Castaigne, 57, has been Chief Financial Officer and a member of the Executive Committee of Total since 1994. Mr. Castaigne is Chairman of the Board of Directors of Total Chimie and Total Nucléaire and is a Director of Omnium Insurance and Reinsurance Company Limited, Société Financière d’Auteuil, Total Holdings UK ltd, Hutchinson, Petrofina, Sanofi-Synthelabo, Atofina, Elf Aquitaine, Total Gabon and Total Gestion Filiales.

      Mr. Dunand, 64, was Financial and Legal Director of ISIS from 1999 to December 2001. Mr. Dunand was Deputy General Manager (Russia and CIS) of Total Exploration-Production from 1994 to 1999.

      Mr. Lesage, 66, has been CGG Honorary Chairman since May 1999. Mr. Lesage was Chairman and Chief Executive Officer of CGG from January 1995 to May 1999. Mr. Lesage was Chairman, President and Chief Executive Officer of Sogerap from 1994 to 1995. Mr. Lesage is a Director of Bureau de Recherches Géologiques et Minières and is President of the Comité d’Etudes Pétrolières & Marines and of the Comité Industriel Statutaire de l’Amont IFP.

      Mr. MacWilliams, 48, is a Partner of The Tremont Group LLC. He has been a Partner of The Beacon Group LLC since 1993. Mr. MacWilliams is a director of Alliance Resource Partner L.P., Soft Switching Technologies Inc. and Titan Methanol Company

      Mr. Appert, 54, is Chairman and Chief Executive Officer of IFP and a Director of Technip and of the Institut Physique du Globe de Paris.

      Mr. Marbach, 66, Ingénieur des Mines, was Advisor to the General Management of Suez-Lyonnaise des Eaux from 1996 to 2000. Mr. Marbach was Chairman and Chief Executive Officer of Coflexip and Coflexip Stena Offshore from 1991 to 1996. Mr. Marbach is a member of the Supervisory Board of Lagardère and is a Director of Erap, Supervisor of Sofinnova and President of the Small and Medium Size Business Agency, a private sector group.

      Mr. Valot, 59, has been Chairman and Chief Executive Officer of Technip (which changed its name from “Technip-Coflexip” in July 2003) since December 2001. Mr. Valot was Chairman and Chief Executive Officer of Technip from 1999 to December 2001. Mr Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Mr. Valot is Chairman of the Supervisory Board of Technip Germany, Chairman of Technip Americas, Technip Far East and Technip Italy, a Director of IFP and of SCOR and is a permanent representative of Technip to the Board of Directors of Technip France.

      Mr. Semmens, 46, is an independent consultant and was Managing Director of The Beacon Group LLC from 1993 to 2000. Mr. Semmens is a Director of Westport Resources Corporation and a member of the Supervisory Board of Sercel Holding.

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

      The following table sets forth the names of our current executive officers who serve as members of our Executive Committee and Group Management Committee, their current positions with us and the first dates as of which they served as our executive officers. We employ our executive officers under standard employment services agreements that have no fixed term.

Comité Exécutif (Executive Committee)

		Executive Officer
Name	Current Position	Since

Robert Brunck	Chairman and Chief Executive Officer	1989
Christophe Pettenati-Auzière	Senior Executive Vice President, Services	1997
Thierry Le Roux	Senior Executive Vice President, Products	1995
Michel Ponthus	Senior Executive Vice President, Finance and Human Resources and Chief Financial Officer	1995
Gérard Chambovet	Senior Executive Vice President, Strategy, Planning and Control	1995

      Mr. Chambovet, 51, was appointed Senior Executive Vice President, Strategy, Planning and Control in January 2004. Until that date, he had been Senior Executive Vice President of our Services segment since October 1998. Mr. Chambovet was Executive Vice President of our Acquisition Product line from March 1995 to October 1998 and was Manager of our data processing center in Massy, France from 1987 to 1995.

      Mr. Le Roux, 50, has been Senior Executive Vice President of our Products segment since October 1998. Mr. Le Roux was Executive Vice President of CGG’s Geophysical Equipment operations from March 1995 to October 1998. Mr. Le Roux was Business Development Manager from 1992 to 1995 and Far East Manager from 1984 to 1992.

      Mr. Ponthus, 57, has been Senior Executive Vice President, Finance and Human Resources, and Chief Financial Officer since October 1998. Mr. Ponthus was our Chief Financial Officer from March 1995 to October 1998 and prior to joining CGG, Mr. Ponthus was Administrative and Financial Vice President of Petitjean Industries from 1990 to 1995.

      Mr. Pettenati-Auzière, 51, was appointed Senior Executive Vice President, Services in January 2004. Until that date, he had been Senior Executive Vice President, Strategy, Planning and Control since January 2001. Mr Pettenati-Auzière was Senior Executive Vice President of our Offshore SBU from July 1999 to January 2001, Vice President of Business Development and Investor Relations from December 1998 to July 1999 and Vice President of Seismic Acquisition from April 1997 to December 1998. He was Executive Vice President of International Operations for Coflexip from 1990 to 1996.

      The following table sets forth the names of the executive officers who, together with the Executive Committee, constitute the Group Management Committee, their current positions, and the dates as of which they were first appointed.

Comité de Direction du Groupe (Group Management Committee)

		Executive Officer
Name	Current Position	Since

Guillaume Cambois	Executive Vice President, Data Processing and Reservoir SBU	2001
Jean Charot	Executive Vice President, SBU Offshore	2002
Dominique Robert	Executive Vice President, Land SBU	2000
Pascal Rouiller	Chief Operating Officer, Sercel group	1997
Luc Benoit-Cattin	Vice President, Services	2003
Stéphane-Paul Frydman	Deputy Chief Financial Officer, CGG group	2003
Annick Laroche	Vice President Internal Audit	1996

      Mr. Cambois, 39, has been Executive Vice President, Processing and Reservoir SBU, since July 2001. Mr. Cambois was Vice President, Processing SBU Technology from 1999 to 2001, Manager of the Calgary processing center from 1998 to 1999 and Manager of Research and Development of the Houston processing center from 1995 to 1998.

      Mr Charot, 53, has been Executive Vice President of our Offshore SBU since June 2002. Mr Charot was President of CGG Marine from December 1999 to June 2002 and Managing Director BSD Division from 1998 to December 1999.

      Mr. Robert, 52, has been Executive Vice President of our Land SBU since December 2000. Mr. Robert was chief operating officer of Flagship from January 2000 to December 2000 and Vice President of the Asia Pacific Region from September 1995 to January 2000.

      Mr. Rouiller, 50, has been Chief Operating Officer of the Sercel Group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President of the Asia Pacific Region from May 1992 to September 1995.

      Mr. Benoit-Cattin, 40, has been Vice President, Services since June 1, 2002. Prior to joining CGG, Mr. Benoit-Cattin was Executive Vice President for foil and heat transfer businesses in Pechiney Group from 1998 to 2002 and Advisor to the minister of industry, in charge of energy and nuclear topics from 1995 to 1997.

      Mr. Frydman, 40, was appointed Vice President of the Finance Division and Deputy Chief Financial Officer of the CGG group in January 2004. Until that date, he had been Vice President to the general management at the corporate level in charge of finance affairs since December 1, 2002. Prior to joining CGG, Mr. Frydman was an Investor Officer of Butler Capital Partners, a private equity firm, from 2000 to 2002, and Industrial Advisor to the Minister of Economy and Finances from 1997 to 2000.

      Mrs. Laroche, 54, has been Vice President since January 1999. Mrs. Laroche was Vice President of CGG’s Software Product line from April 1996 to December 1998 and was Vice President of Petrosystems (renamed Flagship) from 1994 to 1996.

Compensation

      The aggregate compensation of our executive officers including the Chairman and Chief Executive Officer includes a fixed element and a bonus. The amount of the bonus depends upon the achievement of financial targets for items such as consolidated net income, operating income and free cash flow of our various activities and upon completion of certain individual qualitative objectives. With this bonus, the aggregate compensation may substantially vary from one year to another. The bonus due to the general management for a given fiscal year is paid during the first semester of the next fiscal year.

      The aggregate compensation as a group of the executive officers (excluding the Chairman and Chief Executive Officer) who were members of the Group Management Committee paid in fiscal year 2003 was €2,471,914, including the 2002 bonus. In addition, the members of the Group Management Committee (including the Chairman and Chief Executive Officer) received an aggregate of 85,250 options to purchase ordinary shares of our company (for further details on such options see “Share ownership”).

      The aggregate compensation paid to Mr. Brunck, Chairman and Chief Executive Officer, for the fiscal year ended December 31, 2003 was fixed compensation of €364,776 and €195,600, representing his 2002 bonus. In addition, Mr. Brunck received €39,886.12 in his capacity as a Director and 22,000 options to purchase ordinary shares of our company. Mr. Brunck will be paid his 2003 bonus of €172,000 in the first half of 2004.

      Directors as a group received aggregate compensation of €250,000 in January 2004 for services provided in their capacity as such during the fiscal year ended December 31, 2003. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to the executive officers or directors. Directors’ service contracts do not provide for benefits upon termination.

      As of March 31, 2004, directors and officers held 19,467 ordinary shares of CGG.

Board Practices

      Pursuant to the standards set forth in the report of the working committee chaired by Mr. Daniel Bouton, President of the Société Générale, to promote better corporate governance standards in listed companies (the Bouton Report), we consider that four of our directors do not have any relationship with CGG, the group or its management that could impair their freedom of judgement and thus qualify as independent. Those directors are Mr. Dunand, Mr. Marbach, Mr. Semmens and Mr. Valot. We also consider that the position of Mr. Semmens as a member of the Supervisory Board of our subsidiary Sercel Holding does not impair his independence. Starting in fiscal year 2004, our board of directors will review, on an annual basis, the qualification of directors as independent pursuant to the Bouton Report criteria.

      The corporate governance rules that have recently been adopted by the New York Stock Exchange differ from the regulations and recommendations applicable in France, especially those governing the definition of director independence and the role and operation of the board’s committees. As a non-U.S. listed company, we are exempted from many of these new corporate governance rules, which are applicable to U.S. listed companies. For example, our board has not formally determined which of its directors meet NYSE independence standards, and non-management directors do not meet regularly. Our Appointment-Remuneration Committee is not made up exclusively of independent directors, and the Board’s internal charter does not address committee purposes and responsibilities in the manner specified by the NYSE rules applicable to nominating, compensation and audit committees. However, our Audit Committee members meet the independence test for audit committee members established by the SEC, and we believe that they also meet the definition of “independence” under the NYSE rules.

          Strategic Planning Committee

      The Strategic Planning Committee, chaired by Mr. Brunck, is in charge of studying our strategic plans and our planned financial transactions. The Strategic Planning Committee customarily meets before each Board meeting and more often if necessary. During 2003, the Strategic Planning Committee met seven times. The average meeting attendance rate of committee members was 71%. In 2003, the committee was consulted about the Sercel’s acquisitions of Sodera and the seismic division of the Australian subsidiary of Thalès Group, as well as the acquisition of a 51% stake in the capital of the Chinese company Junfeng. This committee was also regularly informed by management of the geophysical sector’s restructuring and CGG’s role in this process through its investment in PGS. In March 2003, the committee recommended the implementation of a repurchase program for shares of CGG and the execution of a liquidity agreement as discussed under item 9.

          Audit Committee

      The Audit Committee is chaired by Mr. Marbach. The other members are Mr. Dunand, Mr. Lesage and Mr. Semmens. The Audit Committee ensures that the accounts are prepared using consistent and appropriate accounting methods, examines the effectiveness of our internal reporting and verifies the internal audit and the external auditors’ plan of review. It provides advice on the appointment or renewal of our external auditors and reviews any specific financial or accounting matter that appears to be relevant or topical.

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

      The Audit Committee customarily meets before each Board meeting. During 2003, the Committee met four times. The average meeting attendance rate of committee members was 87%. In the course of such meetings, the Audit Committee reviewed draft versions of the 2002 annual financial statements, semiannual financial statements and forecasts for actual results for the period before being presented to the Board to which it has provided its recommendations concerning the financial statements. Within this framework, the statutory auditors reported on their work and the scope of their audit. Finally, it reviewed the 2004 budget. The Audit Committee also examined the activities of the internal audit team, which intervenes on the basis of a plan established by the Executive Committee and presented to the Audit Committee. This plan is established in light of operational and financial risks and the principle of systematically reviewing each Strategic Business Unit every three years. It also regularly reviews multi-client surveys, analyzing in particular the sales average coverage rate and in order to evaluate the fair value of surveys as recorded on the balance sheet. The Audit Committee also finalized the selection of a new auditor to replace the firm Ernst & Young, which was required to resign following the planned merger in France between Ernst & Young and Barbier, Frinault et autres. The Audit Committee reviewed the situation of Health Safety and Environment 2002/2003 and Health Safety and Environment 2003 objectives. This committee also considered CGG group insurance policies and, in particular, the directors and officers liability insurance policy.

      Finally, the Audit Committee studied the impact on CGG of the new provisions of the French Financial Security Act (loi de sécurité financière) and pursued the implementation of the Sarbanes-Oxley Act by implementing a procedure providing for the prior approval of non-audit services provided by the members of our auditors’ network.

      In addition, the members of the Audit Committee are systematically invited to attend, for information purposes, Strategic Committee meetings.

      On May 7, 2004, we received a copy of a letter dated May 4, 2004 addressed to Barbier Frinault & Autres (Ernst & Young), one of our external auditors, alleging wrongful dismissal and various improprieties on the part of CGG and its subsidiaries, principally with respect to certain of our overseas operations. This letter was sent by a former senior financial officer of our Services segment who was dismissed during our redundancy plan implemented at the end of 2003 as part of the restructuring of our land acquisition business unit. We have disclosed the letter and discussed its contents with our Audit Committee and our auditors in a meeting held on May 12, 2004. The Audit Committee took the view which was subsequently affirmed by our full board of directors that we should commence an internal investigation of the allegations to be conducted by independent experts, which will be approved by the audit committee and with the cooperation of our auditors who will perform their own due diligence. Based on our current knowledge, we believe the allegations to be without foundation.

          Appointment-Remuneration Committee

      The Appointment-Remuneration Committee, chaired by Mr. Semmens, proposes to the Board of Directors the remuneration of the Chairman and Chief Executive Officer as well as any stock option plans and employee shareholding plans. This Committee also reviews proposals for appointments of directors and members of Board committees. The Committee is kept informed of the remuneration of the members of the Executive Committee. In year 2003, this committee met once to rule on the remuneration of the Chairman and Chief Executive Officer and submit a proposal to the Board to implement a stock option plan providing for the allotment of 169,900 shares among 176 beneficiaries.

Employees

      As of December 31, 2003, we had approximately 3,185 permanent employees worldwide, as well as several thousand auxiliary field personnel on temporary contracts. 2,159 of our employees are involved in our Services segment and 1,026 in our Products segment. We have never experienced a material work stoppage and consider our relations with our employees to be good. We believe that our highly educated and experienced staff constitutes one of our most valuable assets. We permanently employ more than 1,800 technicians and persons holding engineering degrees and have developed a significant in-house training program.

      In accordance with French law for employees employed under French contracts, we, and each of our French subsidiaries have a Comité d’Entreprise (Employee Representation Committee) consisting of representatives elected by our employees. The Employee Representation Committee reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to employee working conditions and is regularly informed of economic developments.

      Our total workforce has decreased from 3,440 at December 31, 2002 to 3,185 at December 31, 2003. Our total workforce at December 31, 2001 was 3,490. We are preparing for the future by improving our training program, putting increased emphasis on strengthening the technical and personal skills available to our employees. In France, the regulations pertaining to reduced working hours were implemented in their entirety in 2000.

Share Ownership

      In accordance with French law, we are authorized annually by our shareholders at the extraordinary general meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Plan d’Epargne Entreprise Groupe (Group Employee Savings Plan) (the “Group Plan”). Our shareholders, at the extraordinary general meeting held on May 15, 2003, renewed our authorization to issue up to 500,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors set the commencement date for the offering nor lower than 80% of such average market price. As of March 31, 2004, through the employees’ savings plan instituted in 1997, CGG group employees held 53,250 ordinary shares corresponding to 0.46% of the share capital.

      Pursuant to resolutions adopted by our Board of Directors on May 5, 1997, January 18, 2000, March 14, 2001, May 15, 2002 and May 15, 2003 our Board of Directors has granted options to certain of our employees, executive officers and directors to subscribe for an aggregate of 895,000 ordinary shares. This total has been adjusted pursuant to French law and the terms of the options to total 908,210 options. Options with respect to 814,673 ordinary shares remained outstanding at March 31, 2004. The following table sets forth certain information relating to these stock options plans as of March 31, 2004:

		Options
		Exercised
		(Ordinary	Options
		Shares) at	Outstanding at	Exercise price
	Options	March 31,	March 31,	per Ordinary
Date of Board of Directors’ Resolution	Granted	2004	2004(1)	Share	Expiration Date

May 5, 1997	100,000 (2)	14,148	57,523 (3)	€61.03 (3)	May 4, 2005
January 18, 2000(4)	231,000	—	214,250	€49.90	January 17, 2008
March 14, 2001(5)	256,000	—	241,700	€71.20	March 13, 2009
May 15, 2002(6)	138,100	—	132,550	€43.47	May 14, 2010
May 15, 2003(7)	169,900	1,000	168,650	€15.82	May 14, 2011

Total	895,000	15,148	814,673

(1)	The stock option plans provide for the cancellation of the options if the holder is no longer our employee, director or officer. As of March 31, 2004, the number of options so cancelled was 76,454.

(2)	Pursuant to French law and the terms of the stock option plans, the numbers of options granted and the exercise price were adjusted following the rights offering by CGG in December 1999.

(3)	As adjusted for our capital increase effected in December 1999 pursuant to French law.

(4)	Options under the 2000 plan could not be exercised before January 2003.

(5)	Options under the 2001 plan vest by one-fifth each year from March 2001 and cannot be exercised before March 14, 2004.

(6)	Options under the 2002 plan vest by one-fifth each year from May 2002 and cannot be exercised before May 16, 2005.

(7)	Options under the 2003 plan vest by one-fourth each year from May 2003 and cannot be exercised before May 16, 2006.

      As of March 31, 2004, options to purchase an aggregate of 412,147 ordinary shares were held by the members of our Group Management Committee. None of the directors and executive officers holds, on an individual basis, shares and options representing 1% or more of the outstanding capital. At the extraordinary general shareholders’ meeting held on May 13, 2004, a new stock option plan was approved by shareholders whereby options to purchase up to 7% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval.

Item 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

      The table below sets forth certain information with respect to (i) groups known to us to own a significant percentage of our securities and (ii) the total number of shares of our common stock (called ordinary shares) owned by our directors and officers as a group, as of March 31, 2004 and for the past three years.

Identity of Person or Group

	March 31,		December 31,		December 31,		December 31,
	2004		2003		2002		2001

		% of		% of		% of		% of
	% of	voting	% of	voting	% of	voting	% of	voting
	shares	rights	shares	rights	shares	rights	shares	rights

The Beacon Group	15.21	21.01	15.21	20.99	15.21	20.53	15.21	23.26
Institut Français du Pétrole	12.30	10.81	12.30	10.79	12.30	10.56	—	—
ISIS/ Technip-Coflexip	—	—	—	—	—	—	12.30	18.80
Total Chimie	4.02	7.06	4.02	7.05	4.02	6.90	4.02	5.16
EBPF-Financière de l’Echiquier	5.51	4.84	5.05	4.43	—	—	—	—
Public	62.96	56.28	63.42	56.74	68.47	62.01	68.47	52.78

*	Less than 1%

      Our statuts provide that, as from May 22, 1997, each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As of March 31, 2004, Beacon Group Energy, IFP and Total Chimie held respectively 1,777,071, 1,436,622 and 469,392 fully paid ordinary shares in registered form for two consecutive years, giving Beacon Group Energy, IFP and Total Chimie respectively, 21.01%, 10.81% and 7.06% of the voting power of the ordinary shares as of such date. Substantially all ordinary shares held by other shareholders are presently held in bearer form, and, even if converted to registered form, would not be eligible for double voting rights as of May 31, 2004. Therefore, excluding any ordinary shares issuable in connection with stock option plans or employee savings plans, Beacon Group Energy, IFP and Total Chimie would, if they sold no ordinary shares in the interim, hold in the aggregate approximately 38.88% of the voting power of the ordinary shares outstanding as of March 31, 2004.

      On July 26, 2001, Technip-Coflexip (later renamed Technip), a French company, launched an offer to acquire ISIS, a holder of 12.3% of our outstanding common shares. As a result of the offer, Technip acquired 99.05% of the share capital of ISIS. In connection with this transaction, Technip, ISIS and IFP entered into a memorandum of understanding, dated July 21, 2001 (as amended), pursuant to which ISIS agreed to hold our ordinary shares for one year from October 2001. During the subsequent three-year period, ISIS would either have the right to cause IFP to purchase our common shares currently owned by ISIS or be obligated to sell those common shares to IFP, in either case in exchange for Technip common shares, subject to market prices.

      On June 2002, Technip and Isis merged as a result of which, our common shares owned by Isis were transferred to Technip-Coflexip. Pursuant to the above-referenced memorandum of understanding, our common shares owned by Technip were transferred to IFP on December 9, 2002.

      See “Item 9: The Offer and Listing — Offer and Listing Details” for information regarding holdings of our shares in the United States.

Related Party Transactions

      We provide geophysical services and equipment to oil and gas exploration and production subsidiaries of the Total Group pursuant to contracts entered into on an arm’s-length basis. Total Chimie, one of our major shareholders, is a member of the Total Group. Aggregate operating sales to this group amounted to €30.2 million in 2003, €40 million in 2002, €60 million in 2001.

Interests of Experts and Counsel

      None.

Item 8:     FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

      Reference is made to Item 18 for a list of all financial Statements and notes thereto filed as a part of this annual report.

Item 9:     THE OFFER AND LISTING

Offer and Listing Details

      The trading market for our outstanding ordinary shares is the Premier Marché of Euronext Paris S.A., where the ordinary shares have been listed since 1981. American Depositary shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one-fifth of one ordinary share. The ADSs are evidenced by American Depositary receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “GGY”. The Bank of New York has advised us that as of December 31, 2003, there were 767,355 ADSs outstanding, representing 153,471 ordinary shares which are held of record by five registered holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 1.31 % of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholders.

     Price Information on Euronext Paris.

      The tables below set forth, for the periods indicated, the reported high and low prices for the outstanding ordinary shares on Euronext Paris. In accordance with the European Economic and Monetary Union regulations, as of January 1, 1999, all shares listed on Euronext Paris are traded in euro rather than French francs.

      The table below indicates the high and low market prices for the most recent six months:

	Price per Share(1)

	High	Low

	(euro)
2004
April	42.81	36.10
March	39.80	34.08
February	39.27	34.42
January	37.45	29.70
2003
December	32.30	28.60
November	31.00	23.41

Note:

(1)	Source: Euronext Paris.

      The table below indicates the quarterly high and low market prices for the two most recent financial years:

	Price per Share(1)

	High	Low

	(euro)
2004
First Quarter	39.80	29.70
2003
First Quarter	17.00	9.11
Second Quarter	21.75	13.01
Third Quarter	21.30	17.66
Fourth Quarter	32.30	19.07
2002
First Quarter	44.69	33.16
Second Quarter	50.05	33.02
Third Quarter	38.60	16.25
Fourth Quarter	22.95	13.35

Note:

(1)	Source: Euronext Paris.

      The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share(1)

	High	Low

	(euro)
2003	32.30	9.11
2002	50.05	13.35
2001	83.00	30.00
2000	92.00	46.00
1999	64.00	34.00

Note:

(1)	Source: Euronext Paris.

     Price Information on the NYSE

      The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange:

      The table below indicates the high and low market prices for the most recent six months:

	High	Low

	(U.S.$)
2004
April	9.92	8.65
March	10.20	8.44
February	9.81	8.30
January	9.04	7.47
2003
December	7.58	7.44
November	7.62	5.26

      The table below indicates the quarterly high and low market prices for the two most recent financial years:

	High	Low

	(U.S.$)
2004
First Quarter	10.20	7.47
2003
First Quarter	3.62	2.12
Second Quarter	4.90	2.75
Third Quarter	4.90	3.99
Fourth Quarter	7.62	4.40
2002
First Quarter	7.90	6.00
Second Quarter	9.00	6.40
Third Quarter	7.31	3.32
Fourth Quarter	4.45	2.50

      The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	High	Low

	(U.S.$)
2003	7.62	2.12
2002	9.00	2.50
2001	14 2/5	5 19/20
2000	15 1/2	9 1/8
1999	13 1/2	7 1/8

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

Selling Shareholders

      Not applicable.

Dilution

      Not applicable.

Expenses of the Issue

      Not applicable.

Item 10:     ADDITIONAL INFORMATION

Share Capital

      Not applicable.

Memorandum and By-laws

      Our company is a société anonyme, a form of limited liability company, established under the laws of France, and we are registered with the Trade Register of Evry, France under the number 969 202 241. Our financial year begins on January 1 and ends on December 31 of each calendar year. The following paragraphs set forth information concerning our share capital and provide related descriptions of certain provisions of our by-laws (statuts), and applicable French law. This information and description do not purport to be complete and are qualified in their entirety by reference to our by-laws.

     Object and Purposes

      Under Article 2 of our statuts, our object is:

•	to develop and operate, in any form and under any conditions whatsoever, any and all businesses relating to the geophysical surveying of soil and subsoil in any and all countries, on behalf of third parties or ourselves;

•	to participate directly or indirectly in any business, firm or company whose object would be likely to promote our object;

•	and generally, to engage in any commercial, industrial, mining, financial, personal or real property activities relating directly or indirectly to the above object without limitation or reserve.

     Directors

      For a further description of the Board of Directors’ powers under French law and our statuts, see “Item 6: Directors, Senior Management and Employees.”

          Transaction with Interested Directors

      French company law provides for prior approval and control of transactions entered into between, directly or indirectly, us and our directors, general manager, deputy general manager, or any entity in which any of these persons is at the same time an owner, partner with unlimited liability, managing director, member of the supervisory board or an executive officer, unless the transaction is entered into in the ordinary course of business and under normal terms and conditions. Transactions entered into between us and one of our shareholders who holds, directly or indirectly, more than 10% of our voting rights, or with an entity controlling such a shareholder, are also considered related party transactions requiring the prior approval of our board of directors.

      The interested party has the obligation to inform our board of directors of the existence of the related party transaction, and a majority of our disinterested directors must approve the transaction.

      If a related party transaction is pre-approved by the majority of our disinterested directors, our chairman must then report the authorized transaction to our statutory auditors within one month following the closing thereof. The auditors must then prepare a special report on the transaction to be submitted to our shareholders at their next general meeting, during which our shareholders would consider the transaction for ratification (any interested shareholder would be excluded from voting). If the transaction is not ratified by the shareholders, such absence of ratification would normally and except in the case of fraud have no impact on the validity of the transaction, but the shareholders may in turn hold the board of directors or interested representative of the company liable for any damages suffered as a result thereof.

      Any related party transaction concluded without the prior consent of a majority of our disinterested directors can be voided by a court, if we incur a loss as a result. In addition, an interested related party may be held liable on this basis.

      Furthermore, under French company law, certain related party transactions are strictly prohibited. Directors other than legal entities are forbidden to take out loans from a company in any form whatsoever or to have a company grant them an overdraft in current account or otherwise. It is also forbidden to have a company stand as surety for them or back their commitments in respect of third parties. This prohibition also applies to chief operating officers and to permanent representatives of legal-entity directors. It also applies to the spouses, lineal forebearers or descendants of the persons referred to in this paragraph and also to any trustee. Any such loan or guarantee would be void. Such nullity may be opposed to third parties unless such third parties prove that they were acting in good faith.

          Power to Decide Upon the Compensation of Directors, Chairman and Chief Executive Officer

      Under our statuts, the shareholders’ meeting may provide for the payment to the directors of an annual fixed sum for their attendance at board meetings (jetons de présence). The amount of such compensation remains unchanged until further decision by the shareholder’s meeting. The Board of Directors allocates this amount between its members in the manner it deems appropriate.

      Under our statuts, the Board of Directors has authority to determine the compensation of its chairman as well as of its chief executive officer.

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

     Share Capital

      Our issued share capital amounts to €23,361,436, divided into €11,680,718 shares of the same class with a nominal value of €2 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”

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

      Under French law, before dividends may be paid with respect to any fiscal year, we must contribute a minimum of 5% of our annual unconsolidated net income to a legal reserve fund, until it reaches an amount equal to 10% of our outstanding share capital. The legal reserve is distributable only upon our liquidation.

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

      Subject to the statement above regarding interim dividends, the payment of dividends is fixed at the ordinary general meeting of shareholders at which the annual accounts are approved, upon the recommendation of the board of directors. Under French law, dividends are normally distributed to shareholders in proportion to their respective holdings. Dividends are payable to all holders of shares, except for treasury stock, issued and outstanding on the date of the shareholders’ meeting approving the distribution of dividends or, in the case of interim dividends, on the date of the board of directors’ meeting approving the distribution of interim dividends. We must make annual dividend payments within nine months of the end of our fiscal year, unless otherwise authorized by a court order. Dividends not claimed within five years of the date of payment revert to the French State.

      Our board of directors may, at any time and for any reason, propose to an extraordinary general meeting of shareholders the early dissolution of the company and we may be placed in liquidation in compliance with the relevant provisions of the French company law. If the company is liquidated, those of its assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of the shares, and the surplus, if any, will be distributed among the shareholders in proportion to the nominal value of their shareholdings.

     Changes in Share Capital

          Increases in the Share Capital

      We may increase our share capital either:

•	by issuing additional shares or securities giving access, immediately or in the future, to a portion of our share capital or,

•	by increasing the nominal value of our existing shares.

      We may issue additional shares:

•	for cash,

•	for assets contributed in kind,

•	upon the conversion of debt securities or other debt instruments previously issued,

•	by the capitalization of reserves, retained earnings or issuance premiums,

•	for cash credits payable by the company, or

•	for any combination of the preceding items.

      We may increase our share capital only with the approval of the shareholders at an extraordinary general meeting, following a recommendation of the board of directors. However, when a capital increase takes place through capitalization of reserves, retained earnings or issuance premiums, the general meeting at which the decision to increase the capital is taken follows the quorum and majority requirements of ordinary general meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, retained earnings or issuance premiums. See “Attendance and Voting at Shareholders’ Meetings.”

      The shareholders may delegate the right to carry out any increase in share capital to the board of directors, provided that the increase has been previously authorized by the shareholders. The board of directors may further delegate this right to our Chairman. Each time the shareholders decide on a share capital increase or decide to delegate to the board of directors the right to carry out a capital increase, they must also determine whether or not to proceed with a capital increase reserved for employees of the company and its subsidiaries or whether to delegate to the board of directors the right to carry out such reserved capital increase.

      At a meeting held on May 13, 2004, our shareholders authorized the board of directors to increase our share capital, through one or more issuances of securities, by up to an aggregate nominal amount of €23,000,000. This authorization is effective for a period of 26 months. Our shareholders have preferential rights to subscribe for such the additional securities. At the same meeting, our shareholders accepted to withdraw the shareholders’ preferential subscription rights in respect of a second authorization to increase our share capital, through one or more issuances of securities, by up to an aggregate nominal amount of €23,000,000. This second authorization is also effective for a period of 26 months. Capital increases made pursuant to both authorizations may not exceed an aggregate nominal amount of €23,000,000.

          Decreases in Share Capital

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

      According to French company law, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses and a reduction pursuant to a program of acquisition of shares, all holders of shares must be offered the possibility to participate in such a reduction. See “Acquisition of our own Shares”. All holders of shares in a given class of shares must be treated equally unless each affected shareholder agrees otherwise. Our creditors may oppose a capital reduction during the 20-day period following the registration with the Registry of Commerce of the minutes of the shareholders’ meeting approving the capital reduction. Upon a creditor’s request, the Tribunal de Commerce may order us to reimburse our creditors or guarantee our debt.

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

          Annual Ordinary Meetings

      Our board of directors must convene the annual ordinary general meeting of shareholders each year for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year, unless such time is extended by an order of the President of the Tribunal de Commerce pursuant to a request. Other ordinary or extraordinary meetings may be called at any time during the year. Meetings of shareholders may be convened by the board of directors or, in the circumstances prescribed by law, if the board of directors fails to call such a meeting, by our statutory auditors or by an administrator appointed by the President of the Tribunal de Commerce. Any of the following may request the President of the Tribunal de Commerce to appoint an administrator:

•	one or several shareholders holding in the aggregate at least 5% of our share capital,

•	any interested parties in cases of emergency, or

•	the workers’ committee in case of emergency, or

•	an association of holders of shares who have held the shares in registered form held for at least two years and holding, in the aggregate, at least 1% of our voting rights.

          Notice of Shareholders’ Meetings

      French law requires that a preliminary notice (avis de réunion) of a general meeting of a listed company be published in the Bulletin des Annonces légales obligatoires («BALO») at least 30 days before the date set for the meeting. The preliminary notice must first be sent to the Autorité des Marchés Financiers (the «AMF») with an indication of the date of its publication in the BALO. The notice calling a general meeting must state the matters to be discussed at the meeting and, with the sole exception of removal and replacement of directors (which may be discussed at any meeting), any matter which does not appear on the agenda may not be discussed at the meeting. Within 10 days of publication, additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors by:

•	one or more shareholders holding, in the aggregate, a certain percentage of our share capital (0.5% to 5% determined on the basis of a statutory formula relating to capitalization), or

•	a duly authorized association of shareholders who have held their shares in registered form for at least two years and holding, in the aggregate, at least 1% of our voting rights.

      The board of directors must submit these resolutions to a vote of the shareholders.

      At least 15 days before the date set for any general meeting on first call, and at least six days before any second call, we must send a notice (avis de convocation) by mail to all holders of registered shares who have held such shares for more than one month prior to the date of the notice. Notice of the meeting must also be given by publication in a journal authorized to publish legal announcements in the local administrative department (département) in which we are registered as well as in the BALO, with prior notice having been given to the AMF. Such a notice must include a description of the type, agenda, place, date and time of the meeting.

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

      If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened but only questions which were on the agenda of the adjourned meeting may be discussed and voted upon. When an extraordinary general meeting is reconvened, the presence in person or by proxy of shareholders having not less than 25% of the shares entitled to vote is required for a quorum except when an increase in our share capital is proposed through incorporation of reserves, retained earnings or share premium, in which case the applicable quorum requirements are those applicable to ordinary general meetings. If such a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months, but no deliberations may take place without such a quorum.

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

          Majority

      At an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves, retained earnings or share premium, a simple majority of votes cast by the shareholders present or represented at such meeting is required to pass a resolution. At any other extraordinary general meeting, a two-thirds majority of votes cast is required to pass a resolution. A unanimous vote, however, is required to increase the liabilities of shareholders. Abstention from voting by those present or represented by proxy or voting by mail is viewed as a vote against the resolutions submitted to a vote.

      Our statuts provide that, as from May 22, 1997, each share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes. In the event of capital increases effected by a free attribution of shares, as a result of the incorporation of reserves, retained earnings or issuance premiums, the shares attributed by reason of and proportionately to the ownership of shares holding double voting rights are immediately granted double voting rights as if they themselves had fulfilled the requirements therefore. Under French company law, shares held by entities controlled directly or indirectly by us are not entitled to voting rights and do not count for quorum or majority purposes.

     Acquisition of our own Shares

      Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our shares for one of three purposes:

(1)	to reduce our share capital, canceling the shares we purchase, with our shareholders’ approval at an extraordinary general meeting,

(2)	to provide shares to our employees under a profit sharing plan or stock option plan, or

(3)	to acquire up to 10% of our share capital for a maximum period of 18 month. To acquire shares for this purpose, we must first file a note d’information that has received the approval (visa) of the AMF and obtain our shareholders’ approval at an ordinary general meeting.

      In the case of shares we repurchase under (3) above, we have one of three options. We may:

•	retain the shares as treasury shares, pending one of the following two other options,

•	sell or transfer them, including to our employees under a profit-sharing plan or stock option plan, or

•	cancel the shares, with our shareholders’ approval at an extraordinary general meeting.

      We may not repurchase under either (2) or (3) above an amount of shares that would result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, without canceling the said 10% first. In addition, we may not cancel more than 10% of our outstanding share capital over any 24-month period.

      We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights and we may not ourselves exercise preferential subscription rights. The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential rights to subscribe attached to the other shares (if such a decision is not taken, these rights must be either sold on the market before the end of the subscription period or distributed to the other shareholders on a pro rata basis.)

      A direct subsidiary is generally prohibited by French law from holding shares in its parent and, in the event it becomes a holder of shares, such subsidiary must transfer such shares within one year following the date on which it becomes the holder thereof. An indirect subsidiary may only acquire shares if such subsidiary demonstrates a business purpose for holding the shares but in no event will it be entitled to vote such shares.

      At the shareholders’ meeting held on May 13, 2004, our shareholders renewed the existing authorization to acquire up to 10 percent of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting. As required by Règlement no 98-02 of the Commission des Opérations de Bourse (the “COB”), on April 14, 2004, we filed a note d’information with the AMF with respect to our share acquisition program.

      Under such authorization, we are allowed to carry out transactions on our shares with the following objectives:

•	to sell or purchase our shares in accordance with the stock market situation,

•	to stabilize our share price by systematic interventions against the market trend,

•	to give shares in exchange in the scope of external growth or when issuing securities giving access to the share capital of the company,

•	to purchase shares in the scope of the issuance of rights connected to securities entitling their holders to receive company shares by redemption, conversion, exchange, presentation of a warrant or by any other means,

•	to purchase or sell shares in the scope of the allocation to employees of options to purchase shares of the company.

      In accordance with such objectives, the treasury shares so acquired may be either:

•	Retained by us,

•	Transferred, by any means including exchange of securities, sale on the stock market or by individual agreement, or through a sale of a block of shares,

•	or cancelled, provided such cancellation is authorized by an extraordinary general meeting.

      The general meeting approved a maximum purchase price of €80. The minimum sale price has been set at €15. The maximum number of shares that we are entitled to hold is 10% of our share capital as of December 31, 2003, after deduction of 44,799 shares acquired under previous authorizations, i.e. 1,123,772 shares, for a maximum investment amount of €89,901,760.

      The shares may be acquired on one or several occasions, by any method, including by agreement, by stock market purchase, by purchasing blocks of shares or by an offer to buy, may take place at any time, including during a take-over bid.

      This authorization was granted for a period of 18 months from May 13, 2004 and cancelled and replaced the authorization granted to the board of directors by the general meeting held on May 15, 2003.

      During fiscal year 2003, we have implemented the share repurchase plans authorized by our shareholders in May 2002 and May 2003 respectively, as follows:

Date of the general meeting				Total amount
having authorized the	COB		Shares	(charges and
share re-purchase plan	Visa no.	Price range	purchases	commissions excluded)

				(€)
May 15, 2002	02-458	Maximum purchase price: €100	27,087	386,679.80
		Minimum sale price: €40
May 15, 2003	03-309	Maximum purchase price: €50	13,300	228,264
		Minimum sale price: €5

      In addition, on May 16, 2003, we entered into a liquidity agreement with CIC Securities in compliance with the Code of Practice of the Association Française des Entreprises d’Investissement (the French Investment Company Association or “AFEI”) approved by the COB on April 10, 2001.

      CIC Securities’ has as its sole mandate to support the liquidity our shares and reduce volatility in our share price, in compliance with the rules of operation of the market. CIC Securities acts with full independence and does not receive any instruction from us with respect to its interventions.

      Upon implementation of this contract, we allocated an amount of €360,000 to the liquidity account. Our shares represents 90% of the value of this liquidity account.

      Between May 16, 2003 and March 31, 2004, CIC Securities has:

•	purchased, 238,738 shares at an average weighted price of €23.13 in 2003 and 94,710 CGG shares at a average weighted price of €35.52 in 2004;

•	sold 235,605 CGG shares at a average weighted price of €23.13 in 2003 and 84,993 CGG shares at a average weighted price of €35.47 in 2004.

      The remaining shares held by us in relation to this contract totaled 3,132 as of December 31, 2003.

      Between January 1, 2004 and March 31, 2004, we have directly purchased 11,500 of our own shares.

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

      After making the initial purchase of our own shares, we must file monthly reports with the AMF that contain specified information about subsequent transactions. The AMF makes this information publicly available.

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

      Prior to any transfer of shares held in registered form on Euronext Paris, such shares must be converted into bearer form and, accordingly, must be registered in an account maintained by an accredited financial intermediary. A shareholder may initiate a transfer by giving instructions (through an agent if appropriate) to the relevant accredited financial intermediary. For dealing on Euronext Paris an impôt sur les opérations de bourse, or a tax assessed on the price at which the securities were traded, is payable at a rate of 0.3% on the portion of the transaction up to €153,000 and at a rate of 0.15% on the portion of the transaction over €153,000. Such stock exchange stamp duty is subject to rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the French broker involved in the transaction regardless of whether the transaction occurs within or outside France. No registration duty would normally be payable in France on the transfer of our shares unless a transfer instrument has been executed in France. See “Taxation on Sale or Disposal of Shares or ADSs”.

     Requirements for Holdings Exceeding Certain Percentages

      The French company law provides that any individual or entity, who acting alone or in concert with others, acquires more than 5%, 10%, 20%, 33%, 50%, or 66% of our outstanding shares or voting rights thereof or whose shareholding falls below any such percentage must notify us within five (5) trading days of the date such threshold was crossed of the number of shares it holds and of the voting rights attached thereto. Such individual or entity must also notify the AMF, the self-regulatory organization that has general regulatory authority over the French regulated exchanges and whose members include representatives of French stockbrokers, within five (5) trading days of the date such threshold was crossed.

      In order to permit holders of our shares to give the notice required by law, we must publish in the BALO, not later than 15 calendar days after our annual ordinary general meeting of shareholders, information with respect to the total number of voting rights available as of the date of such meeting. In addition, if we are aware of a change in the number of available votes by at least 5% in the period between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights then available and provide the AMF with a written notice. The AMF publishes in a weekly notice (avis) the total number of voting rights so notified by all listed companies, mentioning the date each such number was last updated.

      If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meeting until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with the above requirements may have all or part of its voting rights (and not only with respect to the shares in excess of the relevant threshold) suspended for up to five years by the Tribunal de Commerce at the request of our chairman, any shareholder or the AMF, and may be subject to criminal penalties.

      French law imposes additional reporting requirements on persons who acquire more than 10% or 20% of our outstanding shares or voting rights. These persons must file a report with us, the AMF within 10 trading days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of our company or to seek nomination to our board of directors. The AMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may only amend its stated intentions in case of significant changes in its own situation or shareholders, or in our situation.

Upon any change of intention, it must file a new report. Failure to comply with the notification requirements or to abide by the stated intentions may result in the acquiror being deprived of all or part of its voting rights, for a period of up to five years, at our request or that of the AMF or one of our shareholders.

      In addition to the provisions of French company law our statuts provide that any shareholder who directly or indirectly acquires ownership or control of shares representing 2% or any multiple thereof of our share capital or voting rights, or whose shareholding falls below any such limit, must inform us within five (5) trading days of the crossing of the relevant threshold, of the number of shares then owned by such shareholder. Failure to comply with these notification requirements may result, at the request, recorded in the minutes of the general meeting, of one or several shareholders holding at least 2% of the capital, in the shares in excess of the relevant threshold being deprived of voting rights for all shareholder meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements.

      Compulsory Tender. AMF regulations (Règlement Général de l’Autorité des Marchés Financiers) provide that a shareholder, or shareholders acting in concert, who come to own more than one-third of the voting rights or share capital of a French company listed on a regulated securities exchange in France must immediately notify the AMF, and submit a compulsory tender for all the shares of capital and all securities giving access to the share capital or voting rights of such company. The tender must be submitted on terms acceptable to the AMF. The acquisition of control of a private company, the principal asset of which is a one-third or more interest in a company listed on a regulated market in France, is treated as a direct acquisition of such interest.

      In addition, the same obligation applies to any shareholder or shareholders acting in concert who, owning between one-third and 50% of the voting rights or share capital of a French company listed on a regulated market in France, increase their interest by more than 2% of the existing total number of shares or voting rights during a period of twelve months.

      The AMF is vested with the power to grant relief from the obligation to tender for all of the shares of the target company and may consider certain exemptions when petitioned for such relief by the acquiring shareholders. These exemptions primarily concern previous control of the target company or a commitment to divest within a given period.

Material Contracts

      The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by us or our subsidiaries within the two years immediately preceding the date of this document and are, or may be, material:

Plan Support Agreement dated June 18, 2003 by and among us and banks, creditors and certain shareholders of Petroleum Geo Services ASA (“PGS”)

      Pursuant to this agreement, we undertook to acquire up to 30% of PGS’s share capital (after its financial restructuring), for a total amount of U.S.$85 million (including U.S.$22 million for CGG and U.S.$60 million for Umoe Invest ASA).

Underwriting Agreement dated July 25, 2003 by and among us, Petroleum Geo Services ASA and certain of its shareholders

      In accordance with this agreement, we implemented our undertakings under the above-mentioned Plan Support Agreement.

Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the “Committee of the Hebei Junfeng Prospecting Equipment Company”, the “Dongfang Geological Prospecting Limited Liability Company”, and the “Xian General Factory for Oil Prospecting Equipment”

      In accordance with this Agreement, the shareholders of Hebei Junfeng Prospecting Equipment Company (“Hebei”), in which Sercel owns a 51% interest, transformed the legal form of Hebei and organized its operation and defined the rights and obligations of the Hebei’s shareholders.

Sale and Purchase Agreement dated December 19, 2003 by and among Sercel Australia Pty Ltd and Thales underwater systems Pty Ltd

      In accordance with this agreement, our subsidiary Sercel Australia Pty Ltd, purchased part of the business of Thales Underwater Systems Pty Ltd specific to civilian marine seismic oil and gas exploration equipment and systems, for a total amount of €22 million.

Revolving Credit Facility Agreement dated March 12, 2004 by and among us, Sercel SA, CGG Marine, Natexis Banques Populaires and certain banks and financial institutions

      On March 12, 2004, CGG, CGG Marine and Sercel signed a revolving credit facility agreement of up to U.S.$60,000,000 with Natexis Banques Populaires acting as arranger and agent and certain banks and financial institutions acting as lenders. The purpose of this agreement was to replace our current facility agreement dated September 15, 1999, as amended on August 31, 2000.

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

Taxation

      The following summarizes the material French tax and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposal of ADSs.

      For the purposes of this discussion, a U.S. Holder means a beneficial owner of ADSs that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or of any State thereof,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if a court within the United States is able to exercise primary supervision over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      A Non-U.S. Holder is a holder that is not a U.S. Holder.

      This discussion is not a complete description of all of the tax consequences of the ownership or disposition of ADSs. The summary assumes that each obligation in the deposit agreement between The Bank of New York and us (the “Deposit Agreement”) and any related agreement will be performed in accordance with its terms and is based on the current tax laws of the Republic of France and the United States, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial opinions as well as the Convention between the United States and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (the “Treaty”), all as currently in effect and all subject to change, possibly with retroactive effect.

      Your individual circumstances may affect the tax consequences of the ownership or disposition of ADSs to you, and your particular facts or circumstances are not considered in the discussion below.

      For purposes of the Treaty, French tax law and the Code, U.S. owners of ADSs will be treated as owners of the corresponding number of our shares underlying those ADSs held by The Bank of New York as depositary (the “Depositary”). There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs.

      This discussion summary is not intended to apply to holders of ADSs in particular circumstances, such as:

•	investors that own (directly or indirectly) 10% or more of our voting stock,

•	banks,

•	dealers in securities or currencies,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	tax-exempt organizations,

•	insurance companies,

•	persons holding ADSs as part of a hedging, straddle, conversion or other integrated transaction,

•	U.S. Holders who hold ADSs other than as capital assets,

•	persons whose functional currency is not the U.S. dollar,

•	certain U.S. expatriates,

•	individual retirement accounts and other tax-deferred accounts,

•	partners in partnerships,

•	persons subject to the U.S. alternative minimum tax, and

•	persons who acquired ADSs pursuant to an employee stock option or otherwise as compensation.

      You should consult your own tax advisor regarding the French and United States federal, state and local and other tax consequences of the purchase, ownership and disposition of ADSs in the light of your particular circumstances, including the effect of any state, local or other national laws. In particular, you should confirm whether you are eligible for the benefits of the Treaty with your advisor and should discuss any possible consequences of failing to be so eligible. You should also consult your tax advisor in the event that you become entitled to receive any annual dividend that is approved to be paid with respect to our 2003 results.

French Taxation

      The following describes the material French tax consequences of owning and disposing of ADSs relevant to U.S. Holders which do not hold their ADSs in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France. The statements relating to French tax laws set out below are based on the laws in force as at the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date.

      This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of ADSs.

Taxation of Dividends — Withholding Tax

      France generally imposes a 25% withholding tax on dividends distributed in cash or in the form of shares by a French corporation (such as our company) to shareholders who are not residents of France for French tax purposes.

      However, the Treaty generally reduces the withholding tax rate to 15% on dividends paid in cash or in the form of shares to an Eligible U.S. Holder (as defined below).

      Under the Treaty, an “Eligible U.S. Holder” is a U.S. Holder whose ownership of ADSs is not attributable to a permanent establishment or fixed base in France and who is:

•	an individual or other non-corporate holder, or

•	a corporation that does not own, directly or indirectly, 10% or more of the capital of our company,

provided in each case that such holder:

•	is a resident of the United States under the Treaty,

•	is entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, and

•	complies with the procedural rules described below.

      Pursuant to a French administrative instruction 4 J-1-94 dated May 13, 1994, dividends paid in cash or in the form of shares to an Eligible U.S. Holder who is entitled to the avoir fiscal (as discussed below) are no longer subject to the French withholding tax at 25% (with this tax reduced at a later date to 15%, subject to filing formalities), but are immediately subject to the reduced rate of 15% provided that the holder establishes before the date of payment that he is a resident of the United States under the Treaty. The French tax authorities have indicated that the provisions of that instruction shall apply to the dividends paid in 2004 to recipients, whether individuals or legal entities, that are resident for tax purposes in a State that has entered into a tax treaty with France providing for the transfer of the avoir fiscal, which is the case of the Treaty (4 J-1-04 dated April 5, 2004). Accordingly, those dividends may be immediately subject to the reduced withholding tax rate.

Taxation of Dividends — Avoir Fiscal and Précompte

      Investors should note that the Finance Act for 2004 (loi de finances pour 2004 ) provides for the repeal of the avoir fiscal and précompte mechanisms, as described below. At the date of this registration statement, the French tax authorities have not yet issued any guidelines commenting on the repeal of those mechanisms or the new distribution regime and their consequences for non-French residents. The tax treatment of distributions made to non-French residents, as described herein, is therefore subject to confirmation by the French tax authorities.

      For the purposes of this sub-section, the term dividends means distributions which have the characteristics of dividends within the meaning of the French administrative instruction 4 J-2-01 dated December 14, 2001. According to that instruction, the avoir fiscal is exclusively attached to distributions that are duly made pursuant to a decision of the competent corporate bodies in accordance with the French laws and regulations applicable to dividend distributions. Only those distributions may give rise to a payment of the précompte.

      The précompte is an equalization tax payable by a French corporation in respect of any amounts distributed as a dividend out of profits which:

•	have not been subject to French corporate income tax at the standard corporate income tax rate, or

•	were earned and taxed more than five years before the distribution,

      The précompte is paid at the time of such dividend distribution and is generally equal to 50% of the net dividend distributed.

      Under French domestic tax law, including the provisions of the Finance Act for 2004 (loi de finances pour 2004):

•	French individual residents are entitled to a tax credit, known as the avoir fiscal, equal to 50% of the dividend paid in cash or in the form of shares by a French corporation before January 1, 2005, but dividend distributions made as from that date shall carry no avoir fiscal; however, for distributions received as from January 1, 2005, French individual residents will be entitled to a tax credit equal to 50% of the dividend received (the 50% Tax Credit). The 50% Tax Credit will have a cap of €230 for married couples and for members of a civil union agreement (pacte civil de solidarité under Article 515-1 of the French civil code) who are subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation;

•	subject to certain holding requirements, certain French corporations holding a 5% or more controlling interest (participation) in the distributing company are entitled to an avoir fiscal equal to 50% of the dividend, but will not be able to credit any such avoir fiscal against their French tax liability or to obtain any refund thereof as from January 1, 2005;

•	other French residents are entitled to an avoir fiscal equal to 10% of the dividend (plus an additional payment equal to 80% of any précompte actually paid in cash by the distributing corporation), but will not be able to credit any such avoir fiscal against their French tax liability or to obtain any refund thereof as from January 1, 2005.

      Under French domestic law, shareholders who are not resident in France are not eligible for the avoir fiscal or the 50% Tax Credit.

      Under the Treaty, an Eligible U.S. Holder who receives dividends paid by a French company (such as our company) that, if received by a resident of France, would entitle such U.S. Holder to an avoir fiscal is generally entitled to a payment from the French Treasury that is the equivalent of an avoir fiscal. That payment is made by the French Treasury not earlier than the January 15 following the close of the calendar year in which the related dividend is paid, and only after receipt by the French tax authorities of a claim for that payment in accordance with the procedures described below.

      However, the following are certain limitations to the availability of the avoir fiscal under the Treaty:

•	An avoir fiscal is generally only granted if the Eligible U.S. Holder is subject to U.S. federal income tax on both the dividend and the avoir fiscal.

•	A partnership or a trust (other than a pension trust, a real estate investment trust or a real estate mortgage investment conduit) in its capacity as an Eligible U.S. Holder is entitled to an avoir fiscal only to the extent that its partners, beneficiaries or grantors, as applicable, are themselves Eligible U.S. Holders (other than a regulated investment company) and are themselves subject to U.S. federal income tax on their respective shares of both the dividend and the avoir fiscal.

•	The Eligible U.S. Holder, where required by the French tax authorities, must show that he or she is the beneficial owner of the dividends received from our company and that the holding of the ADSs does not have as one of its principal purposes to allow another person to take advantage of the grant of an avoir fiscal under the Treaty.

•	If the Eligible U.S. Holder is a regulated investment company, it should not own, directly or indirectly, 10% or more of the capital of our company. This rule only applies if less than 20% of the shares of the regulated investment company are beneficially owned by persons who are neither citizens nor residents of the United States under the Treaty.

      Under the Treaty, any payment of an avoir fiscal to an Eligible U.S. Holder is subject to the 15% dividend withholding tax.

      In addition, under the Treaty, an Eligible U.S. Holder that is not entitled to an avoir fiscal generally may obtain from the French tax authorities a refund of any précompte paid by our company with respect to the dividends distributed if he or she is the beneficial owner of those dividends. The French tax authorities consider that the précompte paid in respect of dividends distributed from the long-term capital gains reserve cannot be refunded (D. adm. 4 K 1122, nos. 8-9).

      Pursuant to the Treaty, the amount of the précompte refunded to Eligible U.S. Holders is reduced by the 15% French withholding tax applicable to dividends and a partial avoir fiscal, if any. An Eligible U.S. Holder is only entitled to a refund of the précompte actually paid in cash by our company and is not entitled to a refund of any précompte paid by our company by offsetting French and/or foreign tax credits.

      However, the Finance Act for 2004 (loi de finances pour 2004) provides that any distributions made as from January 1, 2005 will not trigger the payment of any précompte.

      As a consequence of the above:

•	Individual U.S. Eligible Holders should be entitled under the French Treaty to a payment from the French tax authorities equal to the avoir fiscal or, as the case may be, the refund of the précompte (less, in each case, a 15% withholding tax) in respect of dividends that we may pay before January 1, 2005. They should not be entitled to any such payment or refund in respect of dividends that we may pay as from that date. However, they should be entitled to a refund of the 50% Tax Credit, subject to the same limitations as applicable to the refund of the avoir fiscal, as well as to certain filing requirements, although the French tax authorities have not issued guidelines commenting thereon; and

•	Non-individual U.S. Eligible Holders should not be entitled to the refund of the avoir fiscal in respect of dividends that we may pay in 2004, since, under French administrative practices, the avoir fiscal refund would not be payable before January 15, 2005 and the Finance Act for 2004 (loi de finances pour 2004) terminates any payment of avoir fiscal to persons other than individuals after January 1, 2005. However, although they should be entitled under the French Treaty to a refund of the précompte, if any, (less a 15% withholding tax) in respect of dividends that we may pay in 2004, they will not be entitled to any such refund in respect of dividends that we may pay as from January 1, 2005.

     Taxation of Dividends — Procedure to Obtain Treaty Benefits

      Eligible U.S. Holders must follow certain procedures in order to be eligible for the 15% dividend withholding tax and to receive, if applicable, a refund of the avoir fiscal and/or précompte (less the 15% withholding tax on that amount) under the Treaty.

      An Eligible U.S. Holder entitled to the avoir fiscal who wishes to obtain a reduced withholding rate at source must:

•	complete a French form RF1 A E.U. no. 5052, entitled “Application for Refund”,

•	have it certified by the U.S. financial institution that is in charge of the administration of the ADSs of that Eligible U.S. Holder, and

•	file it with us or the French person in charge of the payment of dividends on our shares underlying the ADSs, such as the French paying agent, in the case of our shares, or with the Depositary in the case of ADSs, before the date of payment of the relevant dividend. However, if an Eligible U.S. Holder is not able to complete, have certified and file the Application for Refund before the date of payment of the dividend, that Eligible U.S. Holder may still benefit from the reduced 15% withholding tax rate if the U.S. financial institution that is in charge of the administration of that Holder’s ADSs or underlying shares provides us or the French paying agent with certain information with respect to that Eligible U.S. Holder and his or her holding of the ADSs or the underlying shares before the date of payment of the relevant dividend. Whichever procedure is followed, the avoir fiscal is not paid by the French Treasury earlier than the January 15 following the close of the calendar year in which the relevant dividend is paid.

      If either of the procedures described above has not been followed before a dividend payment date or is not available to an Eligible U.S. Holder, our company or the French paying agent will withhold tax from the dividend at the normal French rate of 25%, and the Eligible U.S. Holder will be entitled to claim a refund of the excess withholding tax and the payment of the related avoir fiscal by filing the Application for Refund with the Depositary or the French paying agent early enough to enable them to forward that application to the French tax authorities before December 31 of the year following the calendar year in which the related dividend was paid.

      The Depositary will provide to all U.S. Holders of ADSs the applications or certificates, together with instructions, and will arrange for the filing with the French tax authorities of all applications and certificates completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time to effect the filing.

      An Eligible U.S. Holder entitled to the refund of the précompte must apply for the refund by filing a French Treasury form RF 1 B E.U. no. 5053 before the end of the calendar year following the year in which the dividend is paid.

      The forms RF1 A E.U. no. 5052 and RF 1 B E.U. no. 5053 and their respective instructions are available from the United States Internal Revenue Service or at the centre des impôts des non-résidents (9, rue d’Uzès, 75094 Paris Cedex 2, France).

      The French tax authorities have not yet issued any guidance in respect of the refund of the 50% Tax Credit to individuals who are not French resident for tax purposes. It is expected that the procedure to obtain such a refund would imply cumbersome filing requirements.

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

     United States Taxation

      The summary assumes that we are not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, which we believe to be the case. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

      THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ADSs, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

     Dividends

      General. Distributions (including the amount of any avoir fiscal or précompte paid to a U.S. Holder, as discussed above under “Taxation — French Taxation — Taxation of Dividends — Avoir Fiscal and Précompte”) paid on our shares out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any French withholding tax paid by us with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income in the year in which the distribution is received (which, in the case of a U.S. Holder of ADSs, will be the year of receipt by the Depositary), and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ADSs and thereafter as capital gain.

      For taxable years that begin after December 31, 2002 and on or before December 31, 2008, dividends paid by us will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains, provided we qualify for the benefits of the Treaty. A U.S. Holder will be eligible for this reduced rate only if it has held the ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such changes were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

      Foreign Currency Dividends. Dividends paid in euro will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary, regardless of whether the euro are converted into U.S. dollars at that time. If dividends received in euro are converted into U.S. dollars on the day they are received by the Depositary, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

     Effect of French Withholding Taxes.

      Avoir Fiscal. As discussed above under “Taxation — French Taxation — Taxation of Dividends — Withholding Tax”, under French domestic law, dividends paid by us to a non-resident shareholder are subject to a 25% withholding tax. Under the Treaty, however, the rate of withholding tax applicable to Eligible U.S Holders is reduced to a maximum of 15%. In addition, as discussed above under “Taxation — French Taxation — Taxation of Dividends — Avoir Fiscal and Précompte”, Eligible U.S. Holders may, under certain conditions, be also entitled to a payment from the French tax authorities equal to the applicable amount of avoir fiscal, less a 15%

withholding tax imposed on the gross amount of the avoir fiscal plus the related dividend. Please see “Taxation — French Taxation — Taxation of Dividends — Procedure to Obtain Treaty Benefits” for the procedure to claim the avoir fiscal and reduced rate of withholding tax under the Treaty.

      Précompte. As discussed above under “Taxation — French Taxation — Taxation of Dividends — Avoir Fiscal and Précompte”, an Eligible U.S. Holder that is not entitled to payment of the avoir fiscal may nonetheless be able to obtain a refund from the French tax authorities of any précompte actually paid by the Company with respect to dividends distributed to the U.S. Holder. Under the Treaty, the amount refunded is reduced by a 15% withholding tax imposed on the gross amount of the précompte and the related dividend. Please see “Taxation — French Taxation — Taxation of Dividends — Procedure to Obtain Treaty Benefits” for the procedure to claim a refund of précompte.

      An Eligible U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any French tax withheld from a dividend or payment of avoir fiscal or précompte. Eligible U.S. Holders will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the 15% maximum rate, and with respect to which the holder can obtain a refund from the French taxing authorities. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by us generally will constitute foreign source income in the “passive income” basket. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the ADSs for at least 16 days in the 30-day period beginning 15 days before the ex dividend date.

      U.S. Holders that are accrual basis taxpayers must translate French taxes into U.S. Dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. Dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for French taxes relative to the U.S. Holder’s U.S. federal income tax liability attributable to a dividend.

      U.S. Holders should read the Section entitled “Taxation — French Taxation — Taxation of Dividends — Avoir Fiscal and Précompte” for a description of the avoir fiscal, précompte, the repeal of these mechanisms for distributions made as from 2004 and their eligibility for the 50% Tax Credit (described above under “Taxation — French Taxation — Taxation of Dividends — Avoir Fiscal and Précompte) after such date; and should consult their tax advisers concerning the foreign tax credit implications of the payment of French taxes.

     Exchange of ADSs for Shares

      No gain or loss will be recognized upon the exchange of ADSs for the U.S. Holder’s proportionate interest in our ordinary shares. A U.S. Holder’s tax basis in the withdrawn shares will be the same as the U.S. Holder’s tax basis in the ADSs surrendered, and the holding period of the shares will include the holding period of the ADSs.

     Sale or other Disposition

      Upon a sale or other disposition of ADSs (other than an exchange of ADSs for shares), a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. Any gain or loss will generally be U.S. source.

     Passive Foreign Investment Company Status

      A foreign corporation will be a PFIC in any taxable year in which either (i) 75% or more of its gross income consists of certain specified types of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. We do not expect that we will be a PFIC in 2004, but our possible status as a PFIC must be determined annually and therefore we might become a PFIC in future years.

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

     Backup Withholding and Information Reporting

      Payments of dividends and other proceeds with respect to ADSs, by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

      The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of December 31, 2003:

								Fair
Fair value (in € million)	2004	2005	2006	2007	2008	Thereafter	Total	Value

Debt
U.S. dollar	1.9	1.9	1.9	180.1	0.1	1.0	187.0	200.4
Average fixed rate	5.1%	5.1%	5.1%	10.6%	8.5%	8.5%	10.4%
U.S. dollar	2.1	2.2	1.5	0.6	0.2	0.3	6.9	6.9
Average variable rate	2.7%	2.7%	2.5%	2.5%	4.0%	9.3%	3.0%
Euro	7.5	6.0	3.6	1.0	0.0	0.0	18.2	17.5
Average fixed rate	6.6%	6.4%	6.3%	6.0%	0.0%	0.0%	6.4%
Euro	4.4	1.2	6.1	0.0	0.0	0.0	11.7	11.7
Average variable rate	4.7%	2.7%	2.7%	0.0%	0.0%	0.0%	3.2%
Other currencies	0.3	0.2	0.2	0.0	0.0	0.0	0.8	0.7
Average fixed rate	7.5%	7.3%	7.1%	5.1%	0.0%	0.0%	7.3%
Other currencies	8.1	0.1	0.1	0.1	0.1	0.0	8.4	8.4
Average variable rate	24.1%	7.3%	7.3%	7.3%	7.3%	0.0%	23.4%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	144.60							11.6
U.S. dollars average rate	1.1472
Options — Puts (in U.S.$)
U.S. dollars average rate

Item 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

Item 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

Item 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

      Not applicable.

Item 15:	CONTROLS AND PROCEDURES

      As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e) and 240.15d-15(e)), under the supervision of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that such controls and procedures are effective to ensure that information required to be disclosed in reports filed with or submitted to the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Exchange Act and its rules and forms.

      There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

      Pursuant to section L.225-37 of the French commercial code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the annual general meeting of our shareholders on the conditions of preparation and organization of the meeting of our board of directors, on the limitations placed on the authority of the Chief Executive Officer as well as the internal control procedures put in place by CGG.

      This report for 2003 informs our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our disclosure committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. Finally, our Chairman announces in the 2003 report that along with our internal auditors, he is implementing a project for the self-assessment of internal control procedures currently existing within our group.

Item 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

      Pursuant to section 407 of the Sarbanes Oxley Act, Mr. Dunand was appointed Financial Expert of the Audit Committee by a Board resolution dated December 10, 2003.

Item 16B:	CODE OF ETHICS

      The Board of Directors has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer, other senior financial officers, the members of the Group Management Committee and the Disclosure Committee to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by CGG and compliance with applicable governmental rules and regulations. A copy of this code of ethics is filed as an exhibit to this annual report.

Item 16C:     PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,

	2003		2002

	Barbier Frinault &
	Autres	Mazars &	Barbier Frinault &	Ernst &
	Ernst & Young	Guerard	Autres	Young Audit

	(in thousand of euros)
Audit Fees(a)	479	382	386	1,011
Audit-Related Fees(b)	112	—	118	—
Tax Fees(c)	471	—	9	560
All Other Fees(d)	84	—	—	—

Total	1,146	382	513	1,571

(a)	Audit fees are the aggregate fees billed by our independent auditors for the audit of the individual and consolidated annual and semi-annual financial statements and the provision of services that are normally provided by our independent auditors in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees are the aggregate fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees”. They include consultations relating to accounting principles and internal controls.

(c)	Tax fees are the aggregate fees billed by our independent auditors for services rendered by our auditors for tax compliance, tax advice, and tax planning. They include assistance when dealing with local authorities, advice regarding tax audit and litigation, expatriate taxation and tax advice relating to mergers and acquisitions.

(d)	All other fees are the aggregate fees billed by our independent auditors other than the services reported in paragraphs (a) through (c) of this item. They include training services as well as general and specific advice.

      In December 2003, the Board of Directors and the audit committee adopted an audit and non-audit services pre-approval policy. This policy requires the Audit Committee to pre-approve the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from us.

      Pursuant to this policy, a list of proposed services is pre-approved, on an annual basis, without consideration of specific case-by-case services by the Audit Committee. Unless a type of service has received such general pre-approval, it will require specific pre-approval by the Audit Committee or by any person to whom the audit committee has delegated pre-approval authority. In addition, any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee. The services list and the cost levels will be reviewed annually by the Audit Committee.

      The annual audit services engagement terms and fees as defined under paragraph (a) of this item are subject to the specific pre-approval of the Audit Committee.

PART III

Item 17:     FINANCIAL STATEMENTS

      Not applicable.

Item 18:     FINANCIAL STATEMENTS

      The following audited financial statements of CGG and related schedules, together with the report of Barbier Frinault et Autres, and Mazars & Guerard, are filed as part of this Annual Report:

      The following financial statements of Arabian Geophysical & Surveying Company Limited (Argas) and related schedules, together with the report of Ernst & Young on the consolidated financial statements of Argas as at and for the year ended December 31, 2003, are filed as part of this Annual Report.

Item 19:     EXHIBITS

      The following instruments and documents are included as Exhibits to this Annual Report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit

1.1*	English translation of the Articles of Association (statuts) of the Registrant.
2.1	Indenture dated as of November 22, 2000 between the Registrant and The Chase Manhattan Bank as Trustee, which includes the form of the 10 5/8% Senior Notes due 2007 as an exhibit thereto.(1)
4.1	1997 Stock Option Plan(2)
4.2	2000 Stock Option Plan(2)
4.3	2001 Stock Option Plan(3)

Exhibit No	Exhibit

4.4	2002 Stock Option Plan(2)
4.5	2003 Stock Option Plan(4)
4.6	Lease dated as of December 4, 1990 for the Registrant’s
principal executive offices in Massy, France.(5)
4.7	Lease dated as of April 2, 1991 for the Registrant’s data processing center in London, England.(5)
4.8	Leases dated as of November 8, 1991 and December 13, 1996 for the Registrant’s data processing center in Houston, Texas, USA.(5)
4.9	Lease dated as of September 1, 1996 for Sercel’s factory in Tulsa, Oklahoma, USA.(5)
4.10	Time charter agreement dated as of March 1, 1996 for CGG Föhn, as amended on July 1, 1996.(5)
4.11	Time charter agreement dated as of May 7, 1996 for CGG Harmattan, as amended on July 1, 1996.(5)
4.12	Time charter agreement dated as of December 22, 1997 for CGG Alizé.(6)
4.13	Registration Rights Agreement dated December 13, 1999 by and between the Registrant and The Beacon Group Energy Investment Fund II, L.P.(7)
4.14	Plan Support Agreement dated June 10, 2003 among PGS and PGS’s banks, creditors and certain of its shareholders(8)
4.15	Underwriting agreement dated July 25, 2003 among PGS and certain of PGS shareholders(9)
4.16	Mixed capital company contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei Junfeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment(10)
4.17	Sale and Purchase Agreement dated December 19, 2003 by and among Sercel Australia Pty Ltd and Thales underwater systems Pty Ltd(10)
4.18	Revolving Credit Facility Agreement dated March 12, 2004 by and among us, Sercel SA, CGG Marine, Natexis Banques Populaires and certain banks and financial institutions (10)
7*	Statement re Computation of Ratios.
8*	Subsidiaries of the Registrant.
11*	Code of Ethics
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)

Notes:

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (SEC File No. 333-13060), dated January 11, 2001, as amended.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, dated May 14, 2003.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001, dated May 3, 2002.

(4)	Incorporated by reference to the Registrant’s Report on Form 6-K, dated September 3, 2003.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800), dated April 16, 1997, as amended.

(6)	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-11074), dated November 3, 1999, as amended.

(7)	Incorporated by reference to the Registrant’s Report on Schedule 13D, dated December 13, 2000, as amended.

(8)	Incorporated by reference to the Registrant’s Report on Schedule 13D/ A, filed by CGG, dated June 27, 2003.

(9)	Incorporated by reference to the Registrant’s Report on Form 6-K, dated November 13, 2003.

(10)	Incorporated by reference to the Registrant’s Report on Form 6-K, dated May 13, 2004.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE
(Registrant)

/s/ MICHEL PONTHUS

Senior Executive Vice President
Finance & Human Resources and
Chief Financial Officer

Date: June 1, 2004

COMPAGNIE GENERALE DE GEOPHYSIQUE

BARBIER FRINAULT & AUTRES ERNST & YOUNG 41, rue Ybry 92576 Neuilly-sur-Seine cedex	MAZARS & GUERARD MAZARS Le Vinci – 4, allée de l’Arche 92075 La Defense cedex

Report of independent auditors

To the Board of Directors and Shareholders of Compagnie Générale de Géophysique, S.A.:

      We have audited the accompanying consolidated balance sheet of Compagnie Générale de Géophysique, S.A. as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compagnie Générale de Géophysique at December 31, 2003, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in France, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 28 to the consolidated financial statements).

      Neuilly-sur-Seine and Paris La Défense, France

       May 13th, 2004

BARBIER FRINAULT & AUTRES ERNST & YOUNG	MAZARS & GUERARD

Pascal MACIOCE	Philippe CASTAGNAC

BARBIER FRINAULT & AUTRES 41, rue Ybry 92576 Neuilly-sur-Seine cedex	ERNST & YOUNG AUDIT 4, Rue Auber 75009 Paris

Report of independent auditors

To the Board of Directors and Shareholders of Compagnie Générale de Géophysique, S.A.:

      We have audited the accompanying consolidated balance sheets of Compagnie Générale de Géophysique, S.A. as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in France and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compagnie Générale de Géophysique at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in France, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 28 to the consolidated financial statements).

Neuilly-sur-Seine and Paris, France

       May 9th, 2003

BARBIER FRINAULT & AUTRES	ERNST & YOUNG AUDIT

Pascal MACIOCE	Bruno PERRIN

COMPAGNIE GENERALE DE GEOPHYSIQUE

CONSOLIDATED BALANCE SHEETS

		December 31

	Notes	2003	2002	2001

		(amounts in millions of euros)
ASSETS
Cash and cash equivalents		96.4	116.6	56.7
Trade accounts and notes receivable	3	165.5	192.3	274.1
Inventories and work-in-progress	4	64.0	65.2	93.9
Other current assets	5	57.9	130.9	54.2

Total current assets		383.8	505.0	478.9

Long term receivable and other investments	6	41.5	16.8	19.4
Investments in and advances to companies under the equity method	6	33.0	36.8	51.4
Property, plant and equipment, net	7	216.0	265.0	280.7
Goodwill and intangible assets, net	8	205.1	201.1	184.0

Total assets		879.4	1,024.7	1,014.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts		3.2	10.5	6.2
Current portion of long-term debt	10	24.6	58.6	24.4
Trade accounts and notes payable		78.6	92.8	96.6
Accrued payroll costs		47.7	50.6	52.5
Income taxes payable		18.3	21.9	28.2
Advance billings to customers		16.9	13.9	12.6
Other current liabilities	9	44.8	38.3	40.5

Total current liabilities		234.1	286.6	261.0

Long-term debt	10	207.8	249.2	255.1
Other long-term liabilities	11	32.1	41.1	25.6

Total long-term liabilities		239.9	290.3	280.7

Minority interest		8.8	10.3	9.9
Common stock: 24,498,368 shares authorized, 11,680,718 shares with a €2 nominal value issued and outstanding at December 31, 2003, 2002 and 2001	12	23.4	23.4	23.4
Additional paid-in capital		292.7	310.6	347.5
Amount receivable from shareholders		—	—	—
Retained earnings		142.5	107.2	54.6
Net income (loss) for the year		(10,4)	17.4	15.7
Cumulative Translation Adjustment		(51.6)	(21.1)	21.6

Total shareholders’ equity		396.6	437.5	462.8

Total liabilities and shareholders’ equity		879.4	1,024.7	1,014.4

See notes to consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year

	Notes	2003	2002	2001

		(amounts in millions of euros,
		except share and per share data)
Operating revenues	15	612.4	700.7	802.9
Cost of operations		(491.0)	(531.4)	(641.7)

Gross profit		121.4	169.3	161.2

Research and development expenses — net	16	(26.9)	(27.1)	(35.3)
Selling, general and administrative expenses		(78.8)	(86.7)	(84.8)
Other revenues (expenses) — net	17	(5.1)	6.1	13.7

Operating income (loss)		10.6	61.6	54.8

Interest and other financial income and expense — net	18	(21.0)	(32.6)	(23.0)
Exchange gains (losses) — net		4.6	7.9	(1.4)

Income (loss) before income taxes		(5.8)	36.9	30.4

Income taxes	19	(3.1)	(17.4)	(16.8)

Income (loss) from consolidated companies		(8.9)	19.5	13.6

Equity in income of affiliates	6	6.5	6.4	8.8
Goodwill amortization	8	(7.7)	(6.3)	(6.5)
Minority interest		(0.3)	(2.2)	(0.2)

Net income (loss)		(10.4)	17.4	15.7

Weighted average number of shares outstanding		11,680,718	11,680,718	11,609,393
Dilutive potential shares from stock-options		169,650	— (a)	— (a)

Adjusted weighted average shares and assumed option exercises		11,850,368	11,680,718	11,609,393

Net income (loss) per share
Basic		(0.89)	1.49	1.35
Diluted		(0.89)	1.49	1.35

(a)	For the year ended December 31, 2002 and 2001, the effects of stock options were anti-dilutive.

See notes to consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year

	2003	2002	2001

	(amounts in millions of euros)
Cash flows from operating activities
Net income (loss)	(10.4)	17.4	15.7
Depreciation and amortization	72.9	134.9	76.4
Multi-client surveys amortization	80.0	87.0	69.7
Net loss (gain) on sale of assets	(6.0)	(4.3)	(13.4)
Deferred income taxes	(11.6)	2.0	—
Minority interest	0.3	2.2	0.2
Equity in income of investees, net of dividends	(1.3)	(2.9)	(7.2)
Increase (decrease) in other long-term liabilities	(5.4)	5.9	(5.0)
Other non-cash items	(20.1)	(19.0)	16.9
Increase/decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	16.0	60.5	(9.8)
(Increase) decrease in inventories and work in progress	(0.2)	16.7	0.3
(Increase) decrease in other current assets	70.3	(77.1)	(3.6)
Increase (decrease) in trade accounts and notes payable	(10.6)	0.6	(5.6)
Increase (decrease) in other current liabilities	6.6	(4.9)	1.4

Net cash provided by operating activities	180.5	219.0	136.0

Cash flows from investing activities
Purchases of property, plant and equipment	(36.3)	(122.0)	(41.8)
Investments in multi-client surveys	(109.7)	(130.1)	(78.8)
Proceeds from sale of assets	16.9	22.2	19.1
Cash paid for acquired businesses, net of cash acquired	(16.2)	(7.4)	(29.7)
Investments in and advances to companies under the equity method	(0.6)	(1.2)	(0.2)
Decrease (increase) in other investments	(17.9)	(2.8)	(0.7)

Net cash used in investing activities	(163.8)	(241.3)	(132.1)

Cash flows from financing activities
Repayment of long-term debt	(29.6)	(53.6)	(188.8)
Issuance of long-term debt	4.2	131.6	200.2
Repayment of capital lease obligations	(14.3)	(14.0)	(13.6)
Government research grants received	0.6	1.1	2.0
Government research grants repaid	(0.3)	(1.2)	(1.2)
Increase (decrease) in bank overdrafts	(6.6)	5.0	(6.8)
Net proceeds from capital increase	—	—	0.2
Dividends paid and share capital reimbursements	—	—	—
Contribution from minority shareholders	—	—	—

Net cash provided by (used in) financing activities	(46.0)	68.9	(8.0)

Effects of exchange rate changes on cash	9.1	13.3	0.7

Net increase (decrease) in cash and cash equivalents	(20.2)	59.9	(3.4)

Cash and cash equivalents at beginning of year	116.6	56.7	60.1

Cash and cash equivalents at end of year	96.4	116.6	56.7

See notes to consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Cumulative	Total
	Number of	Common	paid-in	Retained	translation	shareholders’
	shares issued(a)	stock	capital	earnings	adjustment	equity

	(in millions of euros, except for number of shares)
As of January 1st, 2001	10,086,389	15.4	329.0	(30.3)	6.6	320.7

Capital increase(a)	1,594,329	8.0	100.5	15.7		108.5
Net income						15.7
Other			(82.0)	84.9		2.9
Foreign currency translation					15.0	15.0

As of December 31, 2001	11,680,718	23.4	347.5	70.3	21.6	462.8

Capital increase
Net income				17.4		17.4
Other(b)			(36.9)	36.9		—
Foreign currency translation					(42.7)	(42.7)

As of December 31, 2002	11,680,718	23.4	310.6	124.6	(21.1)	437.5

Capital increase
Net income				(10.4)		(10.4)
Other(b)			(17.9)	17.9		—
Foreign currency translation					(30.5)	(30.5)

As of December 31, 2003	11,680,718	23.4	292.7	132.1	(51.6)	396.6

(a)	See Note 12

(b)	Deduction from Issuance premium for allocation to the carry forward

See notes to consolidated financial statements

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

      As CGG is listed on the New-York Stock Exchange (American Depositary Shares), the CGG group is required to file on Form 20-F with the SEC its annual financial statements reconciled with the accounting principles generally accepted in the United States (“U.S. GAAP”). Beginning with the financial statements for fiscal year 2001, French GAAP differs in certain significant respects from U.S. GAAP. The differences between French GAAP and U.S. GAAP as they relate to the Group, and the reconciliation of net income and shareholders’ equity to U.S. GAAP are described in Note 28.

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

Euro

      Consolidated financial statements for 2001 fiscal years were restated in euro using the fixed exchange rate for French franc to euro of €1.00=FF6.55957. The accompanying 2003 and 2002 consolidated financial statements have been established in euro.

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

      Transactions denominated in currencies other than the functional currency of a given entity are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies other than the functional currency are reevaluated at year-end exchange rates and resulting unrealized exchange gains and losses are included in income.

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

Multi-client survey accounting

      Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The multi-client library is stated at surveys costs described above less accumulated amortization or fair value if lower. The Company reviews the library for potential impairment for independent surveys on an ongoing basis.

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

      If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

      Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.

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

Inventories and work-in-progress

          Geophysical services

      Consumables and spare parts inventories are stated at the lower of cost or market value with cost determined on a standard cost basis deemed in dollar US and converted into euro by using a rolling 12 months exchange rate.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE

      Repairs, maintenance and renewal costs, which do not materially improve the useful life of an asset, are expensed as incurred.

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

Goodwill and intangible assets

      Goodwill, representing the excess of the purchase price over the fair value of net assets of businesses acquired, is amortized on a straight-line basis over the estimated future periods of benefit, which is five years for software and technology activities and from ten to twenty years depending on the other type of businesses acquired.

      The difference between the cost of equity method investments and the amount of underlying equity acquired in the net assets of the investee is classified in investments in companies under the equity method.

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

Income taxes

      Deferred taxes are calculated on the one hand, on tax losses carried forward and, on the other hand, provided for on temporary differences arising between the net assets of consolidated companies and the amount resulting from the application of tax regulations. These amounts are recorded under the liability method based on the tax rates in effect when the temporary differences will reverse. Deferred tax assets are recorded and based on their probability of realization.

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

      Contingent gains are recorded when received or highly probable to be received.

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

      The Group also purchases interest rate cap agreements that are designed to limit its exposure to increasing interest rates and are designated as hedges of its long-term debt portfolio. An interest rate cap entitles the Group to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense (strike price) on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Group is obligated to pay to the counterparty is an initial premium. The strike price of these agreements exceeds the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and are expected to be highly correlated with the interest rates the Group incurs on its long-term debt portfolio. Payments to be received as a result of the specified interest rate index exceeding the strike price are accrued in other assets and are recognized as a reduction of interest expense (the accrual accounting method). The cost of these agreements is included in other assets and amortized to interest expense on a pro rata temporis basis during the life of the agreement.

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

      For all other non-recurring items, see Note 17.

For the year ended December 31, 2003

      On October 15, 2003, Sercel acquired SODERA S.A, specialized in air guns for marine activities, for a global price of U.S.$4.7 million generating €2.4 million of goodwill to be amortized over 5 years. SODERA S.A. merged with Sercel on January 9, 2004.

      As part of the financial restructuring plan presented on June 18, 2003 at Petroleum Geo Services’ annual shareholders meeting, CGG paid approximately U.S.$11.5 million for 867,753 shares of PGS, representing 4.3% of the PGS’s restructured equity. Beginning December 2003, CGG sold 400,000 shares of PGS on the market reducing its ownership to 2.3%. The sale price amounted to U.S.$13 million and the gain was €2.5 million before tax.

For the year ended December 31, 2002

      On May 21, 2002, Talamantes B.V., a Dutch company and Paradigm Geophysical Ltd (“PGEO”) entered into an Agreement of Merger (the “Merger Agreement”) providing for the merger of PGEO into Talamentes or one of its subsidiaries (the “Merger”). Pursuant to the Merger Agreement, all PGEO outstanding ordinary shares were to be converted into the right to receive U.S.$5.15 in cash each (the “Merger Consideration”), without interest thereon. In consideration of the execution of the Merger Agreement by PGEO, CGG entered into a voting agreement, dated as of May 21, 2002, with Talamantes, by which CGG agrees to vote in favor of the Merger.

      The Merger was completed on August 13, 2002 and the shares CGG held in PGEO were therefore converted into the right to receive the Merger Consideration payable upon surrender of the relevant share certificate. We received a total of U.S.$7.7 million in Merger Consideration. A €2 millions loss was recorded under the item “Other revenues and Expenses”.

      On July 4, 2002, the Group acquired a 30% stake in the share capital of CGG Asia-Pacific (formerly Teknosif Sdn Bhd) with a value of 405,000 malaysian Ringgit (€108,000). CGG AP is engaged in data processing activities and is incorporated in Malaysia. This transaction did not generate any material goodwill.

      In September 2002, the Group acquired 7,757,400 shares of PGS for approximately €7.3 million representing a 7.51% stake.

      On December 27, 2002, the Group sold its borehole seismic activity to Baker Atlas, a division of Baker Hughes for U.S.$12 million cash and we agreed to form a joint venture for the processing and interpretation of borehole seismic data, which was incorporated in February 2003 and in which CGG owns 49%. A €8.4 million gain was recorded under the item “Other revenues and expenses”.

For the year ended December 31, 2001

      On January 16, 2001, the Group acquired two seismic vessels and seismic data from Aker Maritime ASA, a Norwegian corporation.

COMPAGNIE GENERALE DE GEOPHYSIQUE

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

      The total transaction value was approximately U.S.$118 million, and did not create any material additional goodwill, compared to the total value of the transaction, as the transaction was by nature a purchase of assets.

      On December 24, 2001, the Group sold its radio navigation and positioning division Osiris BV to Fugro NV for €7 million in cash.

NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE

	December 31

	2003	2002	2001

	(in millions of euros)
Trade accounts and notes receivable	148.7	178.8	273.1
Recoverable costs and accrued profit not billed	25.3	27.2	20.3
Less: allowance for doubtful accounts	(3.9)	(7.0)	(7.0)

Subtotal	170.1	198.2	286.4

Less: long-term portion included in long-term receivables	(4.6)	(5.9)	(12.3)

Trade accounts and notes receivable net	165.5	192.3	274.1

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

      Recoverable costs and accrued profit not billed comprise amounts of revenue recognized under the percentage of completion method on contracts for which billings had not been presented to the contract owners because the amounts were not billable at the balance sheet date. Such unbilled accounts receivable are generally billable over the next 30 or 60 days following the beginning of works.

      The payment conditions of a net receivable related to a land seismic acquisition contract amounting, as of December 31, 2003, to U.S.$28.9 million have been the subject of negotiations between the company and the defaulting customer. An arbitration procedure has been initiated in 2004 to settle this dispute. Based on our contractual and legal position, as well as the solvency of the beneficiary of the geophysical services, no allowance was recorded as of December 31, 2003.

      The long-term receivables as of December 31, 2003 are mainly related to contracts concluded in the geophysical products segment.

COMPAGNIE GENERALE DE GEOPHYSIQUE

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

	December 31

	2003			2002	2001

		Valuation
	Cost	Allowance	Net	Net	Net

	(in millions of euros)
Geophysical services
Consumables and spare parts	21.7	(3.8)	17.9	20.2	30.8
Geophysical products
Raw materials and spare parts	22.7	(7.5)	15.2	15.7	24.8
Work in progress	30.9	(6.6)	24.3	21.5	28.4
Finished goods	11.4	(4.8)	6.6	7.8	9.9

Inventories and work in progress	86.7	(22.7)	64.0	65.2	93.9

      Inventories and work-in-progress are presented net of valuation allowances for €30.4 million at December 31, 2002 and €35.0 million at December 31, 2001.

NOTE 5 — OTHER CURRENT ASSETS

	December 31

	2003		2002	2001

	(in millions of euros)
Value added tax, government grants and other receivables	31.5	(a)	94.9	21.6
Prepaid rent, vessel charters and other expenses	7.5		8.2	9.2
Prepaid income tax	3.5		5.9	8.0
Deferred tax assets	3.3		4.3	3.5
Prepaid expenses	5.3		7.6	7.8
Supplier prepayments	3.6		4.7	3.8
Unrealized exchange gains on forward contracts	3.1		5.3	0.3

Other current assets	57.9		130.9	54.2

(a)	including €16.6 million related to insurance indemnities to be received in respect of “CGG Mistral”.

NOTE 6 —	LONG TERM RECEIVABLE & OTHER INVESTMENTS — INVESTMENTS IN AND ADVANCES TO COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

Long term receivable & other investments

	December 31

	2003	2002	2001

	(in millions of euros)
Long term receivable (Note 3)	4.6	5.9	12.3
Other financial investments
— Unconsolidated investments	11.7	4.2	1.5
— Other	25.2	6.7	5.6

Total	41.5	16.8	19.4

(a)	including a €17.6 million loan by Kantwell to LDA and corresponding to Mistral insurance proceeds.

COMPAGNIE GENERALE DE GEOPHYSIQUE

      Unconsolidated investments included in “Long term receivable and other investments” are presented as follows as of December 31, 2003:

	2003	2002	2001

	(in millions of euros)
Group interest > 50%	0.1	0.1	0.5
Group interest between 20% and 50%	—	—	—
Group interest < 20%	12.2	8.8	1.6

Gross	12.3	8.9	2.1
Allowance	(0.6)	(4.7)	(0.6)

Net book value	11.7	4.2	1.5

      The above-mentioned “less than 20%” category included principally in 2003 our 2.3% stake in post-restructured PGS for an amount of €9.3 million, and in 2002 our 7.5% stake in pre-restructured PGS for an amount of €7.3 million. The allowance included principally in 2002 an amount of €4.1 million related to our 7.5% stake in pre-restructured PGS, which was fully reversed as of December 31, 2003.

Investments accounted for using the equity method

	December 31

	2003	2002	2001

	(in millions of euros)
Balance at beginning of year	36.8	51.4	49.2
Investments made during the year	—	—	—
Net variation in advances and loans to equity investees	—	1.4	—
Equity in income including amortization of goodwill(a)	6.5	6.4	8.8
Dividends received during the year, reduction in share capital	(5.2)	(3.5)	(1.5)
Changes in exchange rates	(4.5)	(8.5)	2.4
Other(b)	(0.6)	(10.6)	(7.5)

Balance at end of year	33.0	36.8	51.4

(a)	includes goodwill amortization related to Paradigm of €0.8 and €1.3 million in 2002 and 2001, respectively.

(b)	relates primarily to divestiture (sale of Paradigm stock in 2002) and valuation allowances recorded against receivables from affiliates with a negative net worth.

      Investments in and advances to companies under the equity method are comprised of:

	2003	2002	2001

	(in millions of euros)
Argas	19.3	20.5	19.4
Geomar	5.6	5.6	5.6
Zhong Hai	—	—	0.1
JV XPEIC/Sercel Limited	2.4	3.3	4.6
Paradigm	—	—	10.6
Other(a)	5.7	7.4	11.1

Investments in companies under the equity method	33.0	36.8	51.4

(a)	includes loans and advances to companies accounted for under the equity method at December 31, 2003, 2002 and 2001 for €6.2 million, €7.4 million and €8.8 million, respectively.

COMPAGNIE GENERALE DE GEOPHYSIQUE

      The net contribution to equity of affiliates accounted for under the equity method is as follows:

	2003	2002	2001

	(in millions of euros)
Argas	14.9	16.1	15.1
Zhong Hai	—	—	(0.4)
JV XPEIC/Sercel Limited	—	1.7	3.1
Paradigm	0.8	—	(1.4)
VS Fusion	(0.4)	—	—

Total	15.3	17.8	16.4

      The key figures relating to Argas’s financial statements are as follows:

	2003	2002	2001

	(in millions of euros)
Current assets	35.5	44.1	35.1
Fixed assets	36.8	59.1	85.8
Current liabilities	9.6	28.2	40.6
Non current liabilities	13.9	25.1	36.1
Gross revenue	72.7	86.5	80.7
Gross profit	20.6	23.2	22.7
Income from continuing operations before extraordinary items and cumulative effect of change in accounting principle	17.4	19.7	19.5

Net income	17.4	19.7	19.5

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

	December 31

	2003			2002			2001

	Cost	Acc. Dep.	Net	Cost	Acc. Dep.	Net	Net

	(in millions of euros)
Land	4.7	(0.2)	4.5	5.0	(0.2)	4.8	4.7
Buildings	51.4	(33.2)	18.2	50.8	(31.6)	19.2	21.9
Machinery and equipment	419.9	(330.5)	89.4	436.7	(334.7)	102.0	78.7
Vehicles and vessels	177.4	(93.5)	83.9	202.5	(88.5)	114.0	151.9
Office furniture and fixtures	32.5	(22.6)	9.9	33.4	(21.9)	11.5	11.4
Computer hardware & software	23.3	(14.4)	8.9	21.1	(11.7)	9.4	8.3
Assets under construction	1.2	—	1.2	4.1	—	4.1	3.8

Total	710.5	(494.4)	216.0	753.6	(488.6)	265.0	280.7

      The depreciation expenses for 2003, 2002 and 2001 amounted to €65.2 million, €128.6 million and €69.9 million respectively.

COMPAGNIE GENERALE DE GEOPHYSIQUE

      Included above are land, buildings and geophysical equipment recorded under capital leases as follows:

	December 31

	2003			2002			2001

	Cost	Acc. Dep.	Net	Cost	Acc Dep.	Net	Net

	(in millions of euros)
Land and buildings	5.9	(5.3)	0.6	5.9	(5.2)	0.7	0.8
Geophysical equipment	27.4	(16.7)	10.7	28.0	(15.6)	12.4	14.7

Total	33.3	(22.0)	11.3	33.9	(20.8)	13.1	15.5

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

      Included in cost of operations is an amount of €16.8 million in 2003, €19.7 million in 2002 and €18.1 million in 2001 representing repairs and maintenance expense.

NOTE 8 — GOODWILL AND INTANGIBLE ASSETS, NET

	December 31

	2003	2002	2001

	(in millions of euros)
Goodwill of consolidated subsidiaries	81.7	90.4	103.5
Less: accumulated amortization	(23.5)	(18.7)	(14.8)

Goodwill — net	58.2	71.7	88.7

Multi-client surveys	477.2	429.0	323.9
Less: accumulated amortization	(332.2)	(301.9)	(232.0)

Multi-client surveys — net	145.0	127.1	91.9

Patents, trademarks and other intangible assets	4.8	5.7	6.7
Less: accumulated amortization	(2.9)	(3.4)	(3.3)

Other intangible assets — net	1.9	2.3	3.4

Total Goodwill and Intangible assets — net	205.1	201.1	184.0

      Amortization of goodwill amounted to €7.7 million in 2003 including a €1.6 million write-down related to the Land restructuring plan.

      The different impairment tests performed in 2003 and 2002 did not induce any recording of impairment as of December 31.

      Regarding 2003, main impairment tests have been performed at the Product segment level (test of the goodwill net book value) and at the Offshore SBU level (test of the historical multi-client library net book value and of the tangible assets net book value, which results notably from the 2001 Aker purchase accounting).

      For each test, the discounted cash-flow valuation method was used, at year-end, with the following parameters:

•	expected cash-flows deemed on the basis of the average medium term exchange rate €1 equals U.S.$1.2,

COMPAGNIE GENERALE DE GEOPHYSIQUE

•	discount ratios corresponding to the respective sector weighted average cost of capital (WACC):

—	8.1% for the Product segment,

—	7.5% for the multi-client library and 7.7% for the whole Offshore SBU.

NOTE 9 — OTHER CURRENT LIABILITIES

      The analysis of other current liabilities is as follows:

	December 31

	2003	2002	2001

	(in millions of euros)
Provisions for restructuring costs	12.1	0.8	0.8
Provisions for contract losses and litigation	4.2	5.4	2.2
Deferred income	6.3	8.9	11.6
Value added tax and other taxes payable	9.0	10.0	10.1
Unrealized exchange losses on forward contracts	0.2	—	0.2
Deferred tax expense (short term)	0.5	0.7	0.9
Other liabilities(a)	12.5	12.5	14.7

Other current liabilities	44.8	38.3	40.5

(a)	includes short term part of the provisions for liabilities and charges for €3.7 million, €5.9 million and €4.7 million as of December 31, 2003, 2002 and 2001 respectively (see Note 25).

NOTE 10 — LONG TERM DEBT

      Analysis of long-term debt by type is as follows:

	December 31

	2003			2002			2001

	Current	Long-term	Total	Current	Long-term	Total	Total

	(in millions of euros)
Outstanding bonds	—	178.1	178.1	—	214.6	214.6	192.9
Bank loans	10.4	12.8	23.2	41.8	12.3	54.0	44.6
Capital lease obligations	11.6	16.9	28.5	13.4	22.3	35.8	39.1

Sub-total	22.0	207.8	229.8	55.2	249.2	304.4	276.6

Accrued interest	2.6		2.6	3.4

Total	24.6			58.6

      At December 31, 2003, €45.7 million of bank loans were secured by tangible assets and receivables.

      Analysis of long-term debt (including amounts due within one year) by currency is as follows:

	December 31

	2003	2002	2001

	(in millions of euros)
Euro	28.7	39.9	65.5
U.S. dollar	193.9	259.9	205.5
Other currencies	7.2	4.6	5.6

Total	229.8	304.4	276.6

COMPAGNIE GENERALE DE GEOPHYSIQUE

      Analysis of long-term debt (including amounts due within one year) by interest rate is as follows:

	December 31

	2003	2002	2001

	(in millions of euros)
Variable rates (effective rate December 31, 2003: 9.02%; 2002: 4.87%; 2001: 5.59%)	23.9	21.3	44.2
Fixed rates (effective rate December 31, 2003: 10.02%; 2002: 9.47%; 2001: 9.92%)	205.9	283.1	232.4

Total	229.8	304.4	276.6

      Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 13.72%, 10.95%, and 9.92% at December 31, 2003, 2002 and 2001, respectively. The impact of hedging instruments has not been considered in the above two tables.

      The annual maturities of long-term debt are set forth in Note 14.

      On November 17, 2000, the Group issued U.S.$170 million aggregate principal amount of 10 5/8% Senior Notes due 2007 in the international capital markets. The net proceeds (approximately U.S.$164.9 million) was used to repay a portion of outstanding indebtedness under the existing syndicated credit facility and to fund the cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker (U.S.$25 million). A standard covenant package is attached to the bond, with a main incurrence test of coverage of interest expense by cash flow. The Group was in compliance with the bond covenants on the date of issue, and at year-end.

      On February 5, 2002, the Group issued in addition to the bonds issued on November 2000, bonds in a total principal amount of U.S.$55 million, with a maturity date in 2007 and with an annual fixed rate of 10 5/8%.

      As of December 31, 2003, the bulk of the financial resources of the Group consists of, in addition to the U.S.$225 million bonds, a syndicated bank line of U.S.$36 million, amortizing to U.S.$18 million by March 2004 and coming to an end by September 2004.

      In addition to the covenants pertaining to this syndicated line of credit, the terms of certain other bank loan agreements contain, among other provisions, requirements for maintaining certain financial ratios, primarily debt to equity ratios.

      At December 31, 2003, the Group was in full compliance with all of these provisions. In the event the Group does not comply with one of these financial ratios, the banks could request immediate repayment of the loans.

      At December 31, 2003 the Group had €9.5 million available in unused short-term credit lines and overdraft facilities and €31.8 million in unused long-term credit lines.

COMPAGNIE GENERALE DE GEOPHYSIQUE

NOTE 11 — OTHER LONG-TERM LIABILITIES

      Other long-term liabilities consist of the following:

	December 31

	2003	2002	2001

	(in millions of euros)
Government research grants	4.3	5.1	5.2
Retirement indemnity provisions	10.3	10.2	8.5
Employee profit sharing	10.7	8.7	7.7
Deferred income tax (long term)	3.8	12.0	0.1
Other liabilities(a)	3.0	5.1	4.1

Other long-term liabilities	32.1	41.1	25.6

(a)	includes long-term part of the provisions for liabilities and charges for €0.4 million, €1.8 million and €0.8 million as of December 31, 2003, 2002 and 2001 respectively (see Note 25).

      The Group records retirement indemnity provisions based on the following actuarial assumptions:

•	historical staff turnover and standard mortality schedule,

•	age of retirement between 60 and 65 years old,

•	actuarial rate and average rate of increase in future compensation.

      The status of the retirement indemnity plans is as follows:

	December 31

	2003	2002	2001

	(in millions of euros)
Accumulated benefit obligation (unvested)	7.8	5.0	4.7
Projected benefit obligation	11.2	10.6	9.1
Fair value of plan assets	—	—	—
Unrecognized loss arising from change in assumed discount rate	0.3	0.4	0.5

Accrued provision	10.3	10.2	8.6

Service cost	1.2	1.3	1.1
Interest expense	0.5	0.4	0.5
Amortization of loss arising from change in discount rate	0.1	0.1	0.1

Net pension cost	1.2	1.8	1.7
Benefit payments	0.7	0.2	0.7

Curtailment	1.0	—	—

Net changes	0.1	1.6	1.0
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate	5%	6.0%	6.0%
Average rate of increase in future compensation	3%	4.0%	4.0%

NOTE 12 — COMMON STOCK AND STOCK OPTION PLANS

      The Company’s share capital at December 31, 2003 consisted of 11,680,718 shares, each with a nominal value of €2.

COMPAGNIE GENERALE DE GEOPHYSIQUE

Issued Shares

      No changes in common stock occurred in 2003 and 2002.

      During 2001, the Company issued 1,594,329 fully paid shares increasing the nominal value of shares outstanding to €23.4 million at December 31, 2001. This increase included:

•	1,591,407 ordinary shares issued in January 2001, at a subscription price of €69.265 per share and allocated to Aker Geo Seismic in compensation for the contributions in kind carried out by Aker with their shares held in Aker RGIF, a company holding two vessels. The shares issued in connection with this acquisition were valued at €110.2 million. Fees and expenses related thereto amounted to €1.7 million. (See Note 2)

•	2,922 ordinary shares issued to employees in connection with stock options exercised at a price of €47.7 and €61.03 from which the Company received net proceeds of €0.1 million.

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

Dividend rights

      Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution totaled €6.9 million at December 31, 2003.

Stock options

      Pursuant to various resolutions adopted by the Board of Directors, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group.

      Pursuant to a resolution adopted by the Board of Directors, the Company has instituted a new stock option on May 15, 2003. Options granted under this new plan which expires eight years from the date of grant, are vested by one fourth each year from May 2003 and cannot be generally exercised before 2006; options to subscribe 1000 shares or more can not be sold before May 15, 2007.

      Twenty percent of options granted in 1997 can be exercised in every twelve month period and expire 8 years from the date of grant. Options granted under the provisions of the 2000 option plan which expires 8 years from the date of grant can not be generally exercised before 2003 and the options to subscribe 1000 shares or more can not be sold before January 18, 2005. Options granted under the provisions of the 2001 option plan, which expires 8 years from the date of grant, are vested by one fifth each year from March 2001 and cannot be generally exercised before 2004 and the options to subscribe 1000 shares or more can not be sold before January 18, 2005. The exercise price for each option is the average fair market value for the common stock during the 20 trading days ending on the trading day next preceding the date the option is granted. Options granted under the 2002 option plan which expires eight years from the date of grant, are vested by one fifth each year from May 2002 and cannot be generally exercised before 2005; options to subscribe 1000 shares or more can not be sold before May 15, 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE

      Information relating to options outstanding at December 31, 2003 is summarized below:

		Options
		outstanding at	Exercise price
Date of Board of Directors’ Resolution	Options granted	Dec. 31, 2003	per share (€)	Expiration date

May 5, 1997	100,000	57,523	61.0	May 4, 2005
January 18, 2000	231,000	214,250	49.9	January 17, 2008
March 14, 2001	256,000	241,700	71.2	March 13, 2009
May 15, 2002	138,100	132,550	43.5	May 14, 2010
May 15, 2003	169,900	169,650	15.8	May 14, 2011

	895,000	815,673

      A summary of the Company’s stock option activity, and related information for the years ended December 31 follows:

	2003		2002		2001

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price	of options	price	of options	price

Outstanding-beginning of year	648,335	€57.55	532,381	€61.27	292,922	€52.34
Granted	169,900	€15.82	138,100	€43.47	256,000	€71.20
Exercised	—	—	—	—	(2,922)	€53.33
Forfeited	(2.562)	€49.47	(22,146)	€59.11	(13,619)	€57.51

Outstanding-end of year	815,673	€48.86	648,335	€57.55	532,381	€61.27

Exercisable-end of year	57,523	€61.03	58,135	€61.03	48,097	€61.03

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

COMPAGNIE GENERALE DE GEOPHYSIQUE

      As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the Euro versus the U.S. dollar. A strengthening of the Euro compared to the U.S. dollar has a negative effect on the Group’s net sales and operating income denominated in U.S. dollars when translated to Euro, while a weakening of the Euro has a positive effect. In addition, the Group’s exposure to fluctuations in the Euro/U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

      In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At December 31, 2003, 2002 and 2001, the Group’s long-term debt denominated in U.S. dollars amounted to U.S.$244.9 million, U.S.$272.6 million and U.S.$181.1 million, respectively. The Group also attempts to improve this balance by entering into forward exchange contracts.

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

      Details of forward exchange contracts are as follows:

	December 31

	2003	2002	2001

Notional amount (in millions of U.S.$)	144.6	132.8	89.0
Weighted average maturity	80 days	94 days	59 days
Weighted average forward Euro/ U.S.$ exchange rate	1.1472	0.9743	0.8848
Unrealized exchange gains (losses) (in millions of Euros) (a)	11.6	9.7	(0.4)

(a)	€3.3 million of unrealized exchange gains was designated as a hedge of foreign currency commitments in 2003 and deferred in the future period. Equivalent amount was respectively a profit of €5.2 and 0.2 million in 2002 and 2001.

      Only three subsidiaries of the Group are located in countries where hyperinflation could be encountered for the past three years, namely, Venezuela, Indonesia and Mexico. The functional currency retained for the Venezuela and Indonesia subsidiaries is the U.S.$. For Mexico, the applicable rates are as follows:

	December 31

	2003	2002	2001

Exchange rate compared to Euro	11.96	10.89	8.10
General price index (base changed in 2002)	107.0	102.9	97.4

      The calculation of the evolution over three years shows an average price increase of 10%, which does not qualify for hyperinflation.

Interest rate risk management

      Since 1996, the Group maintains interest rate cap agreements to reduce the sensitivity of interest expense on its variable-rate debt to increases in interest rates.

      No agreement was subscribed in 2003 and no anterior agreement before 2003 exists.

COMPAGNIE GENERALE DE GEOPHYSIQUE

Fair value information

      The carrying amounts and fair values of the Group’s financial instruments are as follows:

	2003		2002		2001

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

	(in millions of euros)
Cash and cash equivalents	96.4	96.4	116.6	116.6	56.7	56.7
Bank overdraft facilities	3.1	3.1	10.5	10.5	6.2	6.2
Bank loans, vendor equipment financing and shareholder loans:
• Variable rate	23.9	23.9	21.3	21.3	44.2	44.2
• Fixed rate	205.9	218.7	283.1	320.3	232.4	265.6
Foreign currency exchange contracts	11.6	11.3	9.7	9.2	(0.4)	(0.6)

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

      Rental expense was €78.2 million in 2003, €83.9 million in 2002 and €78.8 million in 2001.

COMPAGNIE GENERALE DE GEOPHYSIQUE

      The following table presents on the future periods payments relating to contractual obligations as of December 31, 2003:

	Payments due by period

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

	(in million of euros)
Long-term debt (Note 10)	10.4	8.3	181.2	1.3	201.2
Capital Lease Obligations	12.8	16.9	0.9	—	30.6	(a)
Operating Leases	49.4	64.4	14.7	4.3	132.8
Other long-term Obligations (bond interest)	18.9	37.9	18.9	—	75.7

Total Contractual Obligations	91.5	127.5	215.7	5.6	440.3

(a)	included €2.1 million related to interest.

      As of December 31, 2003, short-term committed purchase orders amount to €31.0 million and short-term committed capital expenditures amount to €7.0 million.

Other commitments

      Outstanding commitments at December 31, 2003 include the following:

	2003	2002	2001

	(in millions of euros)
Guarantees issued in favor of clients(a)	82.0	57.2	33.2
Guarantees issued in favor of banks	8.7	3.5	22.6
Notes receivable discounted	—	—	—
Other guarantees(b)	14.2	16.5	48.6

Total	104.9	77.2	104.4

(a)	guarantees issued in favor of clients mainly relate to performance bonds, direct guarantees given for bids at the bidder level and parent guarantees given for subsidiaries bids.

(b)	other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or governmental administrations.

      The increase of guarantees issued in favor of clients relates mainly to the increase of guarantees issued by the parent company to comfort bids made at subsidiaries level.

      Other guarantees represent essentially the customs guarantees given to authorities for temporary admission of our seismic vessels in Brazilian and Pakistan waters.

      There are no significant commitments for capital expenditures at December 31, 2003.

      The duration of the guarantees is as follows:

	Due date

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

	(in millions of euros)
Guarantees issued in favor of clients	39.9	42.1	—	—	82.0
Guarantees issued in favor of banks	8.7	—	—	—	8.7
Other guarantees	10.9	3.3	—	—	14.2

Total	59.5	45.4	—	—	104.9

COMPAGNIE GENERALE DE GEOPHYSIQUE

      Besides, as part of previous agreements relating to the sale businesses, reciprocal warranties as usually included in such transaction.

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

      Net sales originating in France include export sales of approximately €191.3 million in 2003, €179 million in 2002 and €249 million in 2001.

      In 2003, the Group’s two most significant customers accounted for 14.7% and 8.5%, respectively, of the Group’s consolidated revenues compared with 7.6 % and 7.1 % in 2002 and 7.5% and 5.2% in 2001.

COMPAGNIE GENERALE DE GEOPHYSIQUE

Analysis by operating segment

	Geophysical		Geophysical	Eliminations		Consolidated
2003	services		products	and Adjustments		Total

	(in millions of euros)
Revenues from unaffiliated customers	413.2		199.2	—		612.4
Inter-segment revenues	1.2		17.7	(18.9)		—

Operating revenues	414.4		216.9	(18.9)		612.4

Operating income (loss)	(29.8	)(a)	42.9	(2.5	)(b)	10.6

Equity income (loss) of investees	6.4		0.1			6.5

Capital expenditures(c)	(146.4)		(10.0)	2.4		(154.0	)(d)
Depreciation and amortization(c)	144.9		6.9	(6.7)		145.1
Corporate assets amortization	—		—	0.1		0.1
Investments in companies under equity method	(0.6)		—	—		(0.6)

Identifiable assets	570.3		188.6	(20.3)		738.6

Unallocated and corporate assets						140.8

Total assets						879.4

(a)	includes non recurring expenses, assets provisions or write-downs, and restructuring costs for geophysical services for €11.1 million

(b)	includes general Corporate expenses of €11.4 million

(c)	includes investments in and amortization of multi-client surveys of €109.7 and €80.0 million, respectively

(d)	includes equipment acquired under capital leases for €8.1 million

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

(a)	includes non-recurring expenses and assets provisions or write-downs respectively in geophysical services and geophysical products segments for €8.6 million and €(1.5) million, respectively

(b)	includes general Corporate expenses of €13.2 million

(c)	includes investments in and amortization of multi-client surveys for respectively €130.1 and €87.0 million, respectively

(d)	includes equipment acquired under capital leases for €8.6 million

COMPAGNIE GENERALE DE GEOPHYSIQUE

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

(b)	includes general corporate expenses of €10.4 million

(c)	includes investments in and amortization of multi-client surveys for respectively €78.8 and 69.7 million

(d)	includes equipment acquired under capital leases for €13.2 million

Analysis by geographic zone

          Analysis of operating revenues by location of customers

	2003		2002		2001

	(in millions of euros)
France	10.9	2%	6.3	1%	10.5	1%
Rest of Europe	75.4	12%	110.2	16%	170.0	21%
Asia and Australia	187.5	31%	181.3	26%	215.0	27%
Africa	105.0	17%	113.9	16%	113.7	14%
Americas	233.6	38%	289.0	41%	293.7	37%

Consolidated total	612.4	100%	700.7	100%	802.9	100%

Analysis of operating revenues by origin

	2003		2002		2001

	(in millions of euros)
France	202.2	33%	185.5	26%	259.6	33%
Rest of Europe	50.9	8%	66.4	9%	86.9	11%
Asia and Australia	69.8	11%	94.7	14%	107.0	13%
Africa	78.3	13%	90.0	13%	89.7	11%
Americas	211.2	35%	264.1	38%	259.7	32%

Consolidated total	612.4	100%	700.7	100%	802.9	100%

      Outside France, the U.S.A. in 2001, 2002 and 2003 are the single countries, which are deemed material with respectively 14.9%, 18% and 15% of consolidated revenues by origin.

COMPAGNIE GENERALE DE GEOPHYSIQUE

      Due to the constant change in working locations the Group does not track its assets based on country of origin or ownership.

NOTE 16 — RESEARCH AND DEVELOPMENT EXPENSES

	Year

	2003	2002	2001

	(in millions of euros)
Research and development expenditures	(29.3)	(30.0)	(38.9)
Government grants recognized in income	2.4	2.9	3.6

Research and development expenses, net	(26.9)	(27.1)	(35.3)

      Research and development expenditures relate primarily to:

•	for the geophysical services segment, projects concerning land seismic and data processing services,

•	for the products segment, projects concerning seismic data recording equipment.

NOTE 17 — OTHER REVENUES AND EXPENSES, NET

	Year

	2003	2002	2001

	(in millions of euros)
Gains (losses) on partial sales of businesses	—	6.4	4.6
Assets write-downs	(3.4)	(62.0)	—
Restructuring costs	(3.9)	(0.1)	—
Variation of reserves for restructuration	(11.8)	0.5	2.7
Other revenues (expenses)	8.0	62.3	(2.4)

Non-recurring revenues (expenses) — net	(11.1)	7.1	4.9
Gains (losses) on sale of assets	6.0	(1.0)	8.8

Other revenues (expenses) — net	(5.1)	6.1	13.7

Year ended December 31, 2003

      The Group introduced restructuring measures in September 2003 of its Land SBU, which conducted to a workforce reduction plan of 250 persons and the scrapping of seismic acquisition inventories and assets.

      The recorded costs include fixed assets write-down for €2.3 million, inventories write-down for €2.7 million and restructuring expenses for €1.6 million. The reserves for restructuring that were essentially redundancy costs amounted to €11.8 million.

      Restructuring costs included a marine redundancy plan for an amount of €1.5 million following the loss of the “CGG Mistral”.

      “Other revenues” were principally related to:

•	a gain of €4.5 million recognized on the €51 million insurance proceeds in connection with the “CGG Mistral” loss as follows:

—	reimbursement of the hull: €39 million

—	reimbursement of the equipment on board: €12 million, given that the insurance reimbursement procedure for the rest of the equipment is in progress.

COMPAGNIE GENERALE DE GEOPHYSIQUE

•	insurance indemnities recorded for an amount of €1.7 million in respect of marine and land seismic equipment damages, which equipment losses amounted to €1.7 million.

      Gains resulting from disposal of assets were essentially due to the sale of certain Land non-exclusive surveys and the sale of 400,000 PGS stock. Gains amounted to €5.2 and €2.5 million, respectively.

Year ended December 31, 2002

      “Gains on partial sales businesses” in 2002 included the sale in December of borehole seismic activity to Baker Atlas, a division of Baker Hughes Inc. and the sale of our Paradigm stock in August (see Note 2).

      Assets write-downs were related to the shipwreck of our seismic vessel “CGG Mistral” and the geophysical equipment on board. In December 2002, our seismic vessel “CGG Mistral” sank after a fire broke out accidentally, offshore Trinidad. All onboard personnel were evacuated and were safe. The streamers, which were deployed for operations at the time as the fire broke out, were partially recovered. There was no material impact on the environment and no material impact on the 2002 results of operations due to the insurance indemnities to be received recorded in the item “Other” of “Non-recurring revenues”.

Year ended December 31, 2001

      “Gains on partial sales of businesses” in 2001 included the sale of the positioning activity Osiris BV to Fugro NV. The price of sale was €7 million paid in cash. The transaction was subject to usual post-closing diligences and included price adjustment clauses.

      The increase of “Gains on sales of assets” was mainly due to the sale to TGS of the non-exclusive survey Mississippi Canyon. The price was U.S.$6.9 million in cash with a six months differed settlement for US$4.9 million, and the exchange of their rights in Atwater Valley non-exclusive survey.

NOTE 18 — FINANCIAL EXPENSE, NET

	Year

	2003	2002	2001

	(in millions of euros)
Financial expense	(27.3)	(31.6)	(27.7)
Allowance: unconsolidated investments (see Note 6)	3.3	(4.4)	0.8

Total net	(24.1)	(36.0)	26.9
Financial income	3.0	3.4	3.9

Financial expense — net	(21.0)	(32.6)	(23.0)

COMPAGNIE GENERALE DE GEOPHYSIQUE

NOTE 19 — INCOME TAXES

Income tax

      Income tax expense consists of:

	Year

	2003	2002	2001

	(in millions of euros)
France
current income taxes	(0.2)	(0.3)	(0.2)
tax credits		—	—
deferred taxes and other	(0.1)	(0.9)	0.4

	(0.3)	(1.2)	0.2

Foreign countries
current income taxes(a)	(14.5)	(14.5)	(16.6)
deferred taxes and other	11.7	(1.7)	(0.4)

	(2.8)	(16.2)	(17.1)

Total income tax expense	(3.1)	(17.4)	(16.8)

(a)	includes withholding taxes

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

      The difference between the French statutory tax rate of 34.3% in 2003, 34.3% in 2002, and 35.3% in 2001 and the Group’s effective rate of income tax of (42)% in 2003, 50% in 2002, 51.5% in 2001 relates primarily to the effective rate of tax in these foreign jurisdictions and the potential future tax benefit of losses which have been provided for.

Net operating loss carryforwards

      In both France and foreign jurisdictions where income tax is not determined based on deemed profits calculated as a percentage of sales, the main significant temporary differences between financial and tax reporting relate to net operating loss carryforwards.

COMPAGNIE GENERALE DE GEOPHYSIQUE

      Net operating loss carryforwards available in France and foreign jurisdictions amounts to €199 million, including €92 million of long term taxable capital losses available in France at December 31, 2003 and are currently scheduled to expire as follows:

		Foreign
	France	Jurisdictions

	(in millions of euros)
2004	9.2	1.6
2005	1.6	—
2006	—	1.5
2007	0.8	—
2008	—	1.8
2009 and thereafter	79.9	43.2
Available indefinitely	25.3	34.3

Total	116.8	82.4

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

      Tax losses carried forward not recorded as deferred tax asset mainly relate to Sercel Inc. tax losses for US$37 millions available beyond 2009, CMG tax losses for Mexican Pesos (MXN) 152 million available beyond 2004, and Norwegian tax losses for Norwegian Kroner (NOK) 72 million. After taking into account the financial projections, the Group decided not to record any deferred tax assets in respect of these tax losses available in future years.

Deferred tax assets and liabilities

      Net deferred tax assets and liabilities are as follows:

	2003	2002

	(in millions of
	euros)
Deferred tax assets — temporary differences	6.2	1.8
Deferred tax assets — tax losses carried forward(a)	1.4	2.5

Total Deferred tax assets	7.6	4.3
Total Deferred tax liabilities	(4.2)	(12.7)

Total deferred tax, net	3.4	(8.4)

(a)	relating to loss carry forwards in United Kingdom

      The decrease in deferred tax liabilities results essentially from the exchange rate impact on the calculation of the temporary differences between consolidated and tax basis of fixed assets in Norway.

      As of December 31, 2003, the deferred fiscal situation in France resulting from temporary differences between consolidated and taxable results shows a deferred taxable basis of €14.6 million, whereby no deferred tax asset was recorded.

COMPAGNIE GENERALE DE GEOPHYSIQUE

Tax position and tax Audit

      Based upon discussions between the Group and French tax authorities, a risk currently exists concerning the interpretation of tax regulations by the French tax administration, which could result in a reduction in the amount of net operating loss carryforwards reported above. The Group is unable to quantify the amount, if any, of such carryforwards that might be disallowed, although such amounts could be significant.

      On July 29, 2002, the Company received a verification notice from the French taxation authorities requesting documentation with respect to corporate taxes and value added taxes. The corporate tax audit covers the 1991 through 2001 fiscal years, as required by French law for use of net operating loss carry forwards. The tax audit procedure is being finalized.

      Undistributed earnings of subsidiaries and the Group’s share of undistributed earnings of companies accounted for using the equity method amount to €168.5 million, €181 million and €191.6 million at December 31, 2003, 2002 and 2001 respectively. No provision for French taxes on these earnings has been provided which the Group considers to be indefinitely reinvested or which would not be taxed when remitted.

NOTE 20 — PERSONNEL

      The analysis of personnel is as follows:

	Year ended December 31,

	2003	2002	2001

Personnel employed under French contracts
• Geophysical services	895	910	943
• Products	577	562	547
Personnel employed under local contracts	1,713	1,968	2,003

Total	3,185	3,440	3,493

Including field staff of:	642	749	782

      The total cost of personnel employed by consolidated subsidiaries amounted to €205.7 million in 2003, €221.8 million in 2002 and €240.4 million in 2001.

NOTE 21 — DIRECTOR’S REMUNERATION

      In 2003, director’s remuneration amounted to Euros 3,282,290.

      Director’s remuneration paid by the Group covers all gross remuneration (€3.032.290) and attendance fees paid to members of the Management Committee and Directors (€250,000).

NOTE 22 — RELATED PARTY TRANSACTIONS

Operating transactions

      The Group manufactures equipment and provides geophysical services to oil and gas exploration and production subsidiaries of TOTAL S.A. pursuant to contracts entered into at an arm’s-length basis. TOTAL S.A. holds controlling interests in Total Chimie, one of the major shareholders of the Company during the periods presented.

      Operating sales to TOTAL amounted to €30.2 million in 2003, €40 million in 2002 and €59.9 million in 2001. As of December 31, 2003, TOTAL owed €6.9 million to the Group.

      Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter parties associated with these services are concluded at arm’s length. Debt to LDA was €1.3 million as of

COMPAGNIE GENERALE DE GEOPHYSIQUE

December 31, 2003. Total net charges paid throughout the year for the providing of ship management services amounted to €7.2 million, and the future commitments for such services to LDA were €10 million.

      LDA is an owner, together with the Group, of a company accounted for using the equity method by the Group, Geomar, owner of the “CGG Alizé” seismic ship. LDA has a 51% stake in Geomar, and amounts paid to Geomar by the Group during the year were €9.7 million, while future charterparty amounts due to Geomar amounted to €28.5 million. Debt to Geomar was €1.5 million at December 31, 2003.

      The sales of geophysical products from Sercel to Argas, owned a 49% affiliate amounted to €1.7 million, representing 0.3% of the Group revenues in 2003.

Financing

      No credit facility or loan was granted to the Company by shareholders during the three periods presented.

NOTE 23 — SUPPLEMENTARY CASH FLOW INFORMATION

      Cash paid for income taxes and interest was as follows:

	Year ended December 31,

	2003	2002	2001

	(in millions of euros)
Interest	28.2	31.1	27.6
Income taxes	15.2	19.4	10.8

      Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consist of the following:

	Year ended December 31,

	2003	2002	2001

	(in millions of euros)
Equipment acquired under capital leases	8.1	8.6	13.2

NOTE 24 — ASSET VALUATION ALLOWANCES

      Details of valuation allowances recorded against assets are as follows:

	Year ended December 31, 2003

		Additions/
	Balance at	Deductions		Balance at
	beginning	charged		end of
	of year	to income	Other(a)	year

	(in millions of euros)
Trade accounts and notes receivable	7.0	(2.9)	(0.1)	3.9
Inventories and work-in-progress	30.4	(5.5)	(2.3)	22.6
Other current assets	0.1	0.5	—	0.6
Loans receivable and other investments	4.9	(3.4)	(0.1)	1.5
	42.5	(11.3)	(2.5)	28.6

(a)	includes the effects of exchange rate changes and acquisitions and divestitures

COMPAGNIE GENERALE DE GEOPHYSIQUE

	Year ended December 31, 2002

		Additions/
	Balance at	Deductions		Balance at
	beginning	charged		end of
	of year	to income	Other(a)	year

	(in millions of euros)
Trade accounts and notes receivable	7.0	0.2	(0.2)	7.0
Inventories and work-in-progress	35.0	(1.3)	(3.3)	30.4
Other current assets	0.5	(0.4)	—	0.1
Loans receivable and other investments	0.9	4.0		4.9

(a)	includes the effects of exchange rate changes and acquisitions and divestitures

	Year ended December 31, 2001

		Additions/
	Balance at	Deductions		Balance at
	beginning	charged		end of
	of year	to income	Other(a)	year

	(in millions of euros)
Trade accounts and notes receivable	5.4	1.6	—	7.0
Inventories and work-in-progress	26.4	7.7	0.9	35.0
Other current assets	0.3	0.2	—	0.5
Loans receivable and other investments	0.9	—	—	0.9

(a)	includes the effects of exchange rate changes and acquisitions and divestitures

NOTE 25 — PROVISIONS FOR LIABILITIES AND CHARGES

      Detail of provisions for liabilities and charges is as follows:

	Year ended December 31, 2002

	Balance at					Balance at
	beginning		Deductions	Deductions		end of
	of year	Additions	(used)	(unused)	Other(a)	year

	(in millions of euros)
Provisions for restructuration costs	0.8	12.1	(0.3)	—	(0.4)	12.2
Provisions for contract losses	2.4	2.6	(2.3)	—	(0.4)	2.3
Provisions for litigation	3.0	0.3	(1.4)	—	(0.1)	1.8
Other provisions	5.9	2.6	(4.3)	—	(0.5)	3.7

Total short-term provisions	12.1	17.6	(8.3)	—	(1.4)	20.0

Retirement indemnity provisions	10.2	1.3	(1.2)	—	—	10.3
Customers Guarantee provisions	3.3	—	(0.7)	—	—	2.6
Other provisions	1.8	0.7	(2.1)	—	—	0.4

Total long-term provisions	15.3	2.0	(4.0)	—	—	13.3

Total provisions	27.4	19.6	(12.3)	—	(1.4)	33.3

(a)	includes the effects of exchange rate changes and acquisitions and divestitures

      The variation of provisions is principally due to the Land restructuring plan.

      Other short-term provisions included essentially provisions for various operational risks.

COMPAGNIE GENERALE DE GEOPHYSIQUE

NOTE 26 — SUBSEQUENT EVENTS

Acquisitions

      The Group, through Sercel, made the following acquisitions:

•	Acquisition of the seismic equipment activity of THALES UNDERWATER SYSTEMS, on January 2, 2004 for an amount of €21.7 million. This transaction contains an earnout clause and generated an estimated goodwill of €19.8 million amortized over 10 years.

•	Acquisition of 51% of a Chinese company HEBEI JUNFENG GEOPHYSICAL, provider of geophones and seismic cables, on January 8, 2004 for an amount of €9 million. This transaction generated an estimated goodwill of €2 million.

•	Acquisition of ORCA INSTRUMENTATION, specialized in marine instrumentation products and underwater data transmission systems, for an amount of €1.3 million. This transaction did not generate any material goodwill.

•	Acquisition of CREATECH INDUSTRIE, specialized in borehole seismic tools and permanent underwater sensors, for an amount of €1.9 million. The goodwill is estimated to the amount of the transaction.

Revolving credit facility agreement

      CGG, CGG Marine and Sercel signed on March 12, 2004, a revolving credit facility agreement of U.S.$60 million with banks and financial institutions acting as lenders. The purpose of this agreement is notably to replace the current multi currency facility agreement dated September 15, 1999 as amended on August 31, 2000, which was cancelled.

      The lenders are granted a lien on the accounts receivable of CGG, CGG Marine and Sercel S.A.. The facility is given for three years and will begin amortizing after March 11, 2006.

Renewed time charts

      The time charts of the seismic vessels FOHN and HARMATTAN have been renewed in January 2004 with modified contractual conditions, which will lead to the recognition in 2004 of capital leases for an amount of U.S.$9.7 million (€7.7 million).

COMPAGNIE GENERALE DE GEOPHYSIQUE

NOTE 27 —	LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AND COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD AS OF DECEMBER 31, 2003

      Certain dormant or insignificant subsidiaries of the Group have not been included in the list below.

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

403 256 944	CGG Marine SAS	Massy, France	100.0
351 834 288	Geocal SARL	Massy, France	100.0
966 228 363	Geoco SAS	Paris, France	100.0
378 040 497	Sercel SA	Carquefou, France	100.0
410 072 110	CGG Explo SARL	Massy, France	100.0
866 800 154	Sercel Holding SA	Carquefou, France	100.0
	CGG Americas, Inc.	Houston, United States	100.0
	CGG do Brasil Participaçoes Ltda	Rio do Janeiro, Brazil	100.0
	CGG Canada Services Ltd.	Calgary, Canada	100.0
	CGG International SA	Geneva, Switzerland	100.0
	CGG (Nigeria) Ltd.	Lagos, Nigeria	100.0
	CGG Marine Resources Norge A/S	Hovik, Norway,	100.0
	CGG Offshore UK Ltd.	United Kingdom	100.0
	CGG Pan India Ltd.(b)	New Delhi, India	40.0
	CGG Selva	Lima, Peru	100.0
	Compania Mexicana de Geofisica	Mexico City, Mexico.	100.0
	Companhia de Geologia e Geofisica Portuguesa	Lisbon, Portugal	100.0
	Exgeo CA	Caracas, Venezuela	100.0
	Geophysics Overseas Corporation Ltd.	Nassau, Bahamas	100.0
	CGG Australia Services Pty Ltd.	Sydney, Australia	100.0
	Kantwell Overseas Shipping Co(c)	Panama City, Panama	50.0
	Petroleum Exploration Computer Consultants Ltd.	Forest Row, United Kingdom	100.0
	PT Alico.	Jakarta, Indonesia	100.0
	Sercel Inc.	Tulsa, United States	100.0
	Sercel Singapore Pte Ltd.	Singapore, Singapore	100.0
	Sercel England Ltd.	Somercotes, United Kingdom	100.0
	Sercel Canada Ltd.	Calgary, Canada	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.

(b)	The Group consolidates its investment in Pan India Ltd (40%) since a shareholder agreement effectively provides the Group with the operating control of the company (the Chairman of the Board is nominated by the Group).

(c)	Consolidated due to additional contractual rights gained by the Group given the asset operational management.

			% of
Siren number(a)	Accounted for using the equity method	Head Office	interest

413 926 320	Geomar SAS	Paris, France	49.0
	Argas Ltd.	Al-Khobar, Saudi Arabia	49.0
	JV Xian Peic/Sercel Limited	Xian, China	40.0
	VS Fusion	Houston, United States	49.0

COMPAGNIE GENERALE DE GEOPHYSIQUE

NOTE 28 — RECONCILIATION TO U.S. GAAP

A —	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND U.S. GAAP

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

•	hedge accounting may only be applied to hedges meeting strict criteria and SFAS No. 133 defines new requirement for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting;

•	for derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs;

•	for derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings;

•	for embedded derivatives in contracts in foreign currencies (primarily U.S. dollar), revenue and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings;

•	if hedge accounting is not applied, changes in the fair value of derivative instruments are recorded in earnings.

Goodwill amortization and impairment

      Under French GAAP, goodwill is amortized on a straight-line basis over its estimated useful life.

      Under U.S. GAAP, before 31 December 2001, no difference was reported for goodwill accounting. Since 1st January 2002, however, goodwill is no longer amortized but remains at its carrying value as of December 31, 2001. Under the provisions of SFAS 142 “Goodwill and Other Intangible Assets”, goodwill is tested for impairment at least annually. Differences could also occur in the determination of the charge of impairment of goodwill under French GAAP and U.S GAAP. Such difference was reported for the year 2003 related to the goodwill of CMG following the Land restructuring plan.

COMPAGNIE GENERALE DE GEOPHYSIQUE

	December 31

	2003	2002	2001

	(in millions of euros
	except per share data)
Reported U.S. GAAP net income (loss)	3.1	15.1	9.3
Goodwill amortization	—	—	6.5

Pro forma net income (loss)	3.1	15.1	15.8

Pro forma net income (loss) per share
— Basic	0.27	1.29	1.36
— Diluted	0.26	1.29	1.36

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

      Under U.S. GAAP and starting on 1st January 2002, the date of adoption of SFAS 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, the method described above is relevant only for long-lived assets to be held and used, while assets to be disposed of by sale should be reported as selling price less costs to sale.

      No such difference was reported for the year 2003.

Available-for-sale securities

      Under French GAAP, investment in equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized. For trade securities, the allowance is evaluated based on the average of the market price on the last 30 days.

      Under US GAAP, investments in equity securities are classified into two categories and accounted as follows: Equity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities” and are reported at fair value, with unrealized gains and losses included in earnings. All other equity securities are classified in “available for sale” securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholder’s equity. In case of other-than-temporary loss in fair value, a loss is recorded in earnings. Fair value is evaluated based on the market price at the closing rate.

Stock-based compensation

      Under French GAAP, no compensation cost is recognized for stock options.

      For U.S. GAAP purposes as permitted by SFAS 123, the Company applies the recognition and measurement principles of APB Opinion 25. The stock-based compensation plans qualify as fixed plans under APB 25 and compensation cost is equal to the excess, if any, of the market price of the underlying shares at the date of grant over the exercise price of the option.

      The accounting policy for the method of recognizing compensation costs for fixed awards with pro rata vesting is the “straight-line” method.

COMPAGNIE GENERALE DE GEOPHYSIQUE

Income taxes

      Under French GAAP, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.

      Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement no 52, Foreign Currency Translation, are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.

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

      Under U.S. GAAP, these expenses would be classified as operating expenses/ revenues.

B —	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO U.S. GAAP AND CONDENSED U.S. GAAP STATEMENT OF OPERATIONS AND BALANCE SHEET

Net income (loss)(a)

	December 31

	2003	2002	2001

	(in millions of euros)
Net Income (loss) as reported in the Consolidated Statements of operations	(10.4)	17.4	15.7
Goodwill amortization (FAS 142)	7.7	6.3	—
Deferred tax asset (FAS 109)	(7.1)	—	—
Stock option (APB 25)	(0.4)	—	—
Available-for-sale securities (FAS 115)	(0.8)	(0.5)	—
Derivative instruments and hedging activities (FAS 133)	14.1	(8.1)	(6.4)

Net income (loss) according to U.S. GAAP	3.1	15.1	9.3

(a)	all adjustments disclosed above are net of tax effects, if applicable

COMPAGNIE GENERALE DE GEOPHYSIQUE

Shareholder’s equity(a)

	December 31

	2003	2002	2001

	(in millions of euros)
Shareholder’s equity as reported in the Consolidated Balance Sheets	396.6	437.5	462.8
Goodwill amortization	14.0	6.3	—
Deferred tax asset	(7.1)	—	—
Stock options	(0.4)	—	—
Available-for-sale securities	(1.3)	(0.5)	—
Derivative instruments and hedging activities	(0.4)	(14.5)	(6.4)
Other comprehensive income	12.0	2.2	—

Shareholder’s equity according to U.S. GAAP	413.4	431.0	456.4

(a)	all adjustments disclosed above are net of tax effects, if applicable

COMPAGNIE GENERALE DE GEOPHYSIQUE

CONDENSED U.S. GAAP STATEMENTS OF OPERATIONS AND BALANCE SHEET

Condensed U.S. GAAP Statements of Operations

	December 31

	2003	2002	2001

	(amounts in millions of euros,
	except per share data)
Operating revenues	645.6	719.0	795.0
Cost of operations	(494.5)	(528.6)	(633.5)

Gross profit	151.1	190.4	161.5

Research and development expenses — net	(26.9)	(27.1)	(35.3)
Selling, general and administrative expenses	(79.2)	(86.7)	(91.3)
Other revenues (expenses) — net	(2.3)	5.3	13.7

Operating income (loss)	42.7	81.9	48.6

Interest and other financial income and expense — net	(25.1)	(33.1)	(23.0)
Exchange gains (losses) — net	(4.0)	(25.4)	(8.1)
Equity in income (losses) of affiliates	6.5	7.2	8.8

Income (loss) before income taxes and Minority interest	20.1	30.6	26.3

Income taxes	(16.7)	(13.3)	(16.8)
Minority interest	(0.3)	(2.2)	(0.2)

Net income (loss)	3.1	15.1	9.3

Weighted average number of shares outstanding	11,680,718	11,680,718	11,609,393
Dilutive potential shares from stock-options	169,650	—	33,321

Adjusted weighted average shares and assumed option exercises	11,850,368	11,680,718	11,642,714

Net income (loss) per share
Basic	0.27	1.29	0.80
Diluted	0.26	1.29	0.80

COMPAGNIE GENERALE DE GEOPHYSIQUE

Condensed consolidated U.S. GAAP Balance Sheet

	December 31

	2003	2002	2001

	(amounts in millions of euros)
ASSETS
Current assets	418.1	511.3	472.5
Long-term assets	506.1	525.5	535.5

Total Assets	924.2	1,036.8	1,008.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	262.1	305.2	261.0
Total long-term liabilities	239.9	290.3	280.7
Minority interest	8.8	10.3	9.9
Total shareholders’ equity	413.4	431.0	456.4

Total liabilities and shareholders’ equity	924.2	1,036.8	1,008.0

Statement of Comprehensive Income(a)

	December 31

	2003	2002	2001

	(amounts in millions of
	euros)
Net income (loss) according to U.S. GAAP	3.1	15.1	9.3
Other comprehensive income (loss):
— Changes in the cumulative translation adjustment	(30.5)	(42.7)	15.0
— Changes in the fair value of available-for-sale securities	7.8	—	—
— Changes in the fair value of derivative instruments	2.0	2.2	(0.1)

Comprehensive income according to U.S. GAAP	(17.6)	(25.4)	24.2

(a)	all adjustments disclosed above are net of tax effects, if applicable

Statement of Accumulated Other Comprehensive Income(a)

	December 31

	2003	2002	2001

	(in millions of euros)
Translation adjustment	(51.6)	(21.1)	21.6
Fair value of available-for-sale securities	7.8	—	—
Fair value of derivative instruments	4.2	2.2	—

Accumulated Other Comprehensive Income	(39.6)	(18.9)	21.6

(a)	all adjustments disclosed above are net of tax effects, if applicable

COMPAGNIE GENERALE DE GEOPHYSIQUE

C — ADDITIONAL U.S. GAAP DISCLOSURES

•	Stock option plans

      The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions:

	2003	2002	2001

Risk-free interest rates	3.94%	3.3%	4.87%
Dividend yields	0.0%	0.0%	0.0%
Volatility factors of the expected market price of the Company’s ordinary shares	0.573	0.429	0.436
Weighted average expected life	8 years	8 years	8 years

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options’ vesting period. The Company’s pro forma information follows:

	December 31

	2003	2002	2001

	(in millions of euros except
	for income (loss) per share
	information)
Net income, as reported	€3.1	€15.1	€9.3
Add: total stock-based employee compensation expense included in reported net income, net of related tax effect	0.4	—	—
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3.8)	(4.5)	(4.0)

Pro forma U.S. GAAP net income (loss)	(0.3)	10.6	5.3

Earnings per share:
Basic — as reported	0.27	1.29	0.80
Basic — pro forma	(0.03)	0.91	0.45
Diluted — as reported	0.26	1.29	0.80
Diluted — pro forma	(0.03)	0.91	0.45

      The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing model, in management’s opinion, does not necessarily provide a single measure of the fair value of its employee stock options.

      The weighted-average fair value of options granted during 2003, 2002, and 2001 was as follows:

	2003	2002	2001

Options whose price was lower than the market price of the underlying shares on the grant date	€11.14	€29.50	—
Options whose price equaled the market price of the underlying shares on the grant date	—	—	—
Options whose price was greater than the market price of the underlying shares on the grant date	—	—	€37.42

      The weighted average remaining contractual life of options outstanding at December 31, 2003 is 5.5 years.

COMPAGNIE GENERALE DE GEOPHYSIQUE

•	Derivative financial instruments

Fair Value Hedge and Cash Flow Hedge

      The hedges’ ineffectiveness of cash-flow hedges for the year 2003, 2002 and 2001 amounted to €21 million, €(12) million and €(6) million respectively, and is reported in the “Exchange gains (losses), net” line item of the condensed statements of operations.

      Gains accumulated in Comprehensive income were €4.2 million and €2.2 million as of December 31, 2003 and 2002.

Hedge of the net investment in a foreign operation

      A portion of the amount of our outstanding bond denominated in U.S. dollar has been designated as a hedge of the investment in U.S. dollar. The net amount of gains that has been included in the cumulative translation adjustment was €13.8 million and €15.4 million during the year 2003 and 2002 respectively.

•	Available for sale securities

      The aggregate fair-value of available for sale securities (PGS shares) was €13.5 million as of December 31, 2003 and the total net gains (included €7.8 million recorded in Comprehensive Income) are €11.4 million. The gross realized gains that have been included as a result of sale of available for sale securities were €5.3 million.

•	Restructuring plan

      The evolution of the restructuring reserve under US GAAP during the year ended December 31, 2003, related to the Land SBU restructuring plan initiated after December 31, 2002 was as follows:

	Year ended December 31, 2003

	Balance at					Balance at
	beginning		Deductions	Deductions		end
	of year	Additions	(used)	(unused)	Other(a)	of year

	(in millions of euros)
Termination benefits	—	10.8	—	—	—	10.8
Contract termination costs	—	0.6	—	—	—	0.6
Other associated costs	—	0.8	—	—	(0.1)	0.7

Total	—	12.2	—	—	(0.1)	12.1

(a)	includes the effects of exchange rate changes

      The major type of costs associated with the exit or disposal activities of our Services segment after December 31, 2002 are presented as follows:

	Total	Amount	Cumulative amount
	amount	incurred as of	incurred as of
	expected	Dec. 31, 2003	Dec. 31, 2003

	(in millions of euros)
Termination benefits	10.8	—	—
Contract termination costs	0.6	—	—
Other associated costs	1.5	0.9	0.9

Total	12.9	0.9	0.9

COMPAGNIE GENERALE DE GEOPHYSIQUE

•	Recently issued accounting pronouncements

      In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non controlling interests and results of activities of a VIE in its consolidated financial statements.

      In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

      FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

      FIN 46 was effective immediately for VIEs created or entered into after January 31, 2003. The adoption of the provisions applicable to VIEs created or entered into after January 31, 2003 did not have a material impact on the Company’s financial statements.

      For VIEs created or entered into prior to February 1, 2003, consolidation under FIN 46 becomes effective from January 1, 2004 for VIEs that qualify as Special Purpose Entities (“SPEs”) under previous guidance and from December 31, 2004 for other VIEs created or entered into prior to February 1, 2003 that are not SPEs under previous guidance. The Company does not expect a material impact of adopting FIN 46 for those entities.

      On November 21, 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, regarding whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. For contracts including multiple deliverables meeting the separation criteria of EITF 00-21, the Group allocates the total arrangement consideration to each separate unit of accounting based on the relative fair values of the deliverables in each unit of accounting and recognizes revenue based on the Group’s revenue recognition policy applicable to each separate unit of accounting. In general, EITF 00-21 limits the amount of revenue allocated to an individual deliverable under an agreement to the lesser of its relative fair value or the amount not contingent on the Group’s delivery of other elements under the agreement, regardless of the probability of the Group’s performance. For CGG, the provisions of this Issue become effective for the year beginning January 1, 2004. The Group is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

Arabian Geophysical & Surveying Company

(A Saudi Arabian Limited Liability Company)

FINANCIAL STATEMENTS

31 DECEMBER 2003

ARABIAN GEOPHYSICAL & SURVEYING COMPANY

(A Saudi Arabian Limited Liability Company)

AUDITORS’ REPORT TO THE SHAREHOLDERS AND DIRECTORS OF

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

      We have audited the accompanying balance sheet of Arabian Geophysical & Surveying Company, a Saudi Arabian Limited Liability Company, expressed in Saudi Riyals, as of 31 December 2003 and 2002 and the related statements of income, cash flows and changes in partners’ equity for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arabian Geophysical & Surveying Company, a Saudi Arabian Limited Liability Company as of 31 December 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting standards generally accepted in the Kingdom of Saudi Arabia.

      Accounting standards generally accepted in the Kingdom of Saudi Arabia vary in certain significant respects from accounting principles generally accepted in the United States. A description of the significant differences and a reconciliation of net income for the year ended 31 December 2003 and shareholders’ equity as of 31 December 2003 to accounting principles generally accepted in the United States are set forth in Note 20 to the accompanying financial statements.

Ernst & Young

Certified Public Accountants

Alkhobar, Saudi Arabia

17 February 2004

ARABIAN GEOPHYSICAL & SURVEYING COMPANY

(A Saudi Arabian Limited Liability Company)

BALANCE SHEET

		As at 31 December 2003

	Note	2003	2002	2001

		SR	SR	SR
ASSETS EMPLOYED
PROPERTY, PLANT AND EQUIPMENT	3	174,344,719	232,465,525	284,138,896
CURRENT ASSETS
Inventories	4	4,890,999	6,309,357	6,034,660
Accounts receivable and prepayments	5	85,954,484	117,498,199	102,267,299
Bank balances and cash		85,090,860	49,625,386	7,967,441

		175,936,343	173,432,942	116,269,400

CURRENT LIABILITIES
Accounts payable and accruals	6	29,952,747	12,723,351	50,345,997
Current portion of term loans	8	30,900,000	86,950,000	73,566,667
Zakat and income tax	9	12,390,391	11,422,566	10,685,082

		73,243,138	111,095,917	134,597,746

NET CURRENT ASSETS/(LIABILITIES)		102,693,205	62,337,025	(18,328,346)

		277,037,924	294,802,550	265,810,550

FUNDS EMPLOYED
PARTNERS’ EQUITY
Capital	10	36,000,000	36,000,000	36,000,000
Statutory reserve	11	18,000,000	18,000,000	15,947,837
General reserve	12	4,646,910	4,646,910	4,646,910
Capital reserve	13	6,961,297	7,820,117	8,309,854
Reserve for employees’ training	14	3,000,000	3,000,000	3,000,000
Retained earnings		162,775,989	126,432,709	78,382,853

		231,384,196	195,899,736	146,287,454

NON CURRENT LIABILITIES
Term loans	8	34,866,667	90,466,667	113,250,000
Employees’ terminal benefits		10,787,061	8,436,147	6,273,096

		45,653,728	98,902,814	119,523,096

		277,037,924	294,802,550	265,810,550

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY

(A Saudi Arabian Limited Liability Company)

STATEMENT OF INCOME

		Year ended 31 December 2003

	Note	2003	2002	2001

		SR	SR	SR
Contract revenue		306,295,873	305,330,088	271,881,407
Operating costs		223,800,880	223,548,272	195,547,717

GROSS PROFIT		82,494,993	81,781,816	76,333,690
General and administration expenses	15	5,038,543	5,199,594	4,820,811

INCOME FROM MAIN OPERATIONS		77,456,450	76,582,222	71,512,879
Other income	16	812,163	648,734	2,547,271
Other expenses	17	(1,150,521)	(865,123)	—
Financial charges		(3,633,632)	(6,692,771)	(8,400,108)

NET INCOME FOR THE YEAR		73,484,460	69,673,062	65,660,042

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY

(A Saudi Arabian Limited Liability Company)

STATEMENT OF CASH FLOWS

		Year ended 31 December 2003

	Note	2003	2002	2001

		SR	SR	SR
OPERATING ACTIVITIES
Net income for the year		73,484,460	69,673,062	65,660,042
Adjustments for:
Depreciation		64,333,171	79,463,888	69,023,099
Loss/(Profit) on disposal of plant and equipment		858,820	489,737	(2,039,049)

		138,676,451	149,626,687	132,644,092
Changes in operating assets and liabilities
Inventories		1,418,358	(274,697)	(475,842)
Receivables		31,543,715	(15,230,900)	(37,379,910)
Payables		(1,182,779)	(36,885,162)	25,159,367

Cash from operations		170,455,745	97,235,928	119,947,707
Employees’ terminal benefits, net		2,350,914	2,163,051	1,538,262

Net cash from operating activities		172,806,659	99,398,979	121,485,969

INVESTING ACTIVITIES
Purchase of plant and equipment		(13,436,425)	(36,353,925)	(177,120,697)
Proceeds from sale of plant and equipment		6,365,240	8,073,671	2,262,432

Net cash used in investing activities		(7,071,185)	(28,280,254)	(174,858,265)

FINANCING ACTIVITIES
Term loans, net	8	(111,650,000)	(9,400,000	66,754,227
Dividends paid		(18,620,000)	(20,060,780)	(5,873,510)

Net cash (used in)/from financing activities		(130,270,000)	(29,460,780)	60,880,717

INCREASE IN CASH		35,465,474	41,657,945	7,508,421
Cash at the beginning of the year		49,625,386	7,967,411	459,020

CASH AT THE END OF THE YEAR		85,090,860	49,625,386	7,967,441

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY

(A Saudi Arabian Limited Liability Company)

STATEMENT OF CHANGES IN PARTNERS’ EQUITY

	Year ended 31 December 2003

					Reserve for
		Statutory	General	Capital	employees’	Retained
	Capital	reserve	reserve	reserve	training	earnings	Total

	SR	SR	SR	SR	SR	SR	SR
Balance at 31 December 2000	36,000,000	9,381,833	4,646,910	6,270,805	1,688,156	28,513,218	86,500,922
Net income for the year	—	—	—	—	—	65,660,042	65,660,042
Provision for zakat and income tax (note 9)	—	—	—	—	—	(13,008,457)	(13,008,457)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	13,008,457	13,008,457
Transfer to statutory reserve	—	6,566,004	—	—	—	(6,566,004)	—
Transfer to capital reserve	—	—	—	2,039,049	—	(2,039,049)	—
Transfer to reserve for employees’ training	—	—	—	—	2,407,966	(2,407,966)	—
Transfer to retained earnings	—	—	—	—	(1,096,122)	1,096,122	—
Dividends paid	—	—	—	—	—	(5,873,510)	(5,873,510)

Balance at 31 December 2001	36,000,000	15,947,837	4,646,910	8,309,854	3,000,000	78,382,853	146,287,454
Net income for the year	—	—	—	—	—	69,673,062	69,673,062
Provision for zakat and income tax (note 9)	—	—	—	—	—	(11,422,566)	(11,422,566)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	11,422,566	11,422,566
Transfer to statutory reserve	—	2,052,163	—	—	—	(2,052,163)	—
Transfer from capital reserve	—	—	—	(489,737)	—	489,737	—
Transfer to reserve for employees’ training	—	—	—	—	1,835,729	(1,835,729)	—
Transfer to retained earnings	—	—	—	—	(1,835,729)	1,835,729	—
Dividends paid	—	—	—	—	—	(20,060,780)	(20,060,780)

Balance at 31 December 2002	36,000,000	18,000,000	4,646,910	7,820,117	3,000,000	126,432,709	195,899,736
Net income for the year	—	—	—	—	—	73,484,460	73,484,460
Provision for zakat and income tax (note 9)	—	—	—	—	—	(12,390,391)	(12,390,391)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	12,390,391	12,390,391
Transfer from capital reserve	—	—	—	(858,820)	—	858,820	—
Transfer to reserve for employees’ training	—	—	—	—	2,134,170	(2,134,170)	—
Transfer to retained earnings	—	—	—	—	(2,134,170)	2,134,170	—
Dividends	—	—	—	—	—	(38,000,000)	(38,000,000)

Balance at 31 December 2003	36,000,000	18,000,000	4,646,910	6,961,297	3,000,000	162,775,989	231,384,196

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY

(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS

31 December 2003

1     ACTIVITIES

      The company is a Limited Liability Company registered in Saudi Arabia under Commercial Registration number 2051001444 dated 28 Muharram 1389H corresponding to 15 March 1969.

      The company is engaged in geophysical and related activities necessary for the exploration and development of hydro-carbons.

      The company is owned 51% by General Petroleum and Mineral Organisation (Petromin), a public organisation registered in Saudi Arabia and 49% by Compagnie Generale de Geophysique (CGG), a company registered in France. During the year, PETROMIN’s shares were transferred to Industrialisation and Energy Services Company. Legal formalities for the transfer are still in progress.

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

Contract revenue

      Contract revenue represents the invoiced and accrued value of services rendered by the company during the year.

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

3     PROPERTY, PLANT AND EQUIPMENT

      The estimated useful lives of the assets for the calculation of depreciation are as follows:

Camp and research equipment	5 1/3 years
Vehicles	4 to 5 1/3 years
Others	5 1/3 years

		Camp and
	Freehold	research			Total	Total	Total
	land	equipment	Vehicles	Others	2003	2002	2001

	SR	SR	SR	SR	SR	SR	SR
Cost:
At the beginning of the year	1,382,000	462,989,548	53,027,111	4,103,466	521,502,125	560,299,139	396,836,317
Additions	—	9,611,536	3,408,362	416,527	13,436,425	36,353,925	177,120,697
Disposals	—	(75,442,420)	(1,331,139)	(448,173)	(77,221,732)	(75,150,939)	(13,657,875)

At the end of the year	1,382,000	397,158,664	55,104,334	4,071,820	457,716,818	521,502,125	560,299,139

Depreciation:
At the beginning of the year	—	241,159,118	44,557,922	3,319,560	289,036,600	276,160,243	220,571,636
Charge for the year	—	60,748,260	3,336,293	248,618	64,333,171	79,463,888	69,023,099
Disposals	—	(68,321,161)	(1,297,895)	(378,616)	(69,997,672)	(66,587,531)	(13,434,492)

At the end of the year	—	233,586,217	46,596,320	3,189,562	283,372,009	289,036,600	276,160,243

Net book amounts:
At 31 December 2003	1,382,000	163,572,447	8,508,014	882,258	174,344,719

At 31 December 2002	1,382,000	221,830,430	8,469,189	783,906		232,465,525

At 31 December 2001	1,382,000	270,412,828	11,869,791	474,277			284,138,896

4     INVENTORIES

	2003	2002	2001

	SR	SR	SR
Equipment spares and others	4,813,651	5,866,138	5,923,488
Goods in transit	77,348	443,219	111,172

	4,890,999	6,309,357	6,034,660

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

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

      Inventories are held for internal use only and are not intended for resale.

5     ACCOUNTS RECEIVABLE AND PREPAYMENTS

	2003	2002	2001

	SR	SR	SR
Trade accounts receivable	24,033,667	50,445,316	44,642,893
Retentions receivable	51,263,358	55,237,931	44,590,975
Amounts due from partners	7,617,984	8,702,654	8,249,910
Amount due from affiliates	—	—	1,396,467
Advances to suppliers	723,577	1,146,825	1,342,116
Other receivables	996,515	1,010,541	79,619
Prepaid expenses	1,319,383	954,932	1,965,319

	85,954,484	117,498,199	102,267,299

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

      Amounts due from the partners represent Nil (2002: SR 917,247 and 2001: SR 948,643) due from the Saudi partner and SR 11,100,507 (2002: SR 10,505,319 and 2001: SR 9,826,695) from CGG (less any pending amount due to the partner) in respect of zakat and income tax respectively (see note 9).

6     ACCOUNTS PAYABLE AND ACCRUALS

	2003	2002	2001

	SR	SR	SR
Trade accounts payable	6,583,563	6,271,239	7,100,237
Amount due to a partner	17,051,226	—	—
Amounts due to affiliates	826,766	683,451	35,126,710
Other payables	1,281,407	998,009	1,870,985
Accrued expenses	4,209,785	4,770,652	6,248,065

	29,952,747	12,723,351	50,345,997

      According to the terms offered by the suppliers, trade accounts payable are normally settled within 30 to 100 days of the date of invoice.

      Amounts due to a partner represents dividend payable of SR 19,380,000 (2002 and 2001: Nil) to the Saudi partner (less amount due from the partner in respect of zakat).

7     RELATED PARTY TRANSACTIONS AND BALANCES

      During the year, a proportion (2002 and 2001: a proportion) of the company’s research equipment has been acquired from one of the partners and its affiliates. The company also acquired a small proportion of its equipment spares and services requirements from the same affiliates. Prices and terms of payments of these transactions are approved by management. Amounts due from and due to the partners and their affiliates are shown in notes 5 and 6, respectively.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

8     TERM LOANS

	2003	2002	2001

	SR	SR	SR
Bank loans	65,766,667	177,416,667	186,816,667
Less: Non current portion	34,866,667	90,466,667	113,250,000

Current portion	30,900,000	86,950,000	73,566,667

(i)	The company had obtained a loan of SR 87 million from a bank in 2000 to finance the purchase of equipment and to meet working capital needs for a contract and the last instalment was due for repayment on 31 July 2003 with an option to refinance the last balloon payment of SR 14.8 million. The company had also obtained a loan in 2001 of SR 33 million to finance the purchase of equipment and to meet working capital needs on upgrade and two year extension of this contract and the last instalment was due for repayment on 31 May 2005. Also another loan of SR 66 million was obtained in 2001 to finance the purchase of equipment and to meet working capital needs for another contract and the last instalment was due for repayment on 31 March 2004. All loans were fully settled during 2003.

(ii)	A loan of SR 116 million (SR 77 million received in 2002) had been obtained from another bank in 2001 to finance the purchase of equipment and to meet working capital needs for a new contract started during 2002. The loan is payable in 48 consecutive monthly instalments of SR 1.933 million commencing from 31 March 2002 with three balloon payments of SR 7.7 million, SR 7.7 million and SR 7.8 million payable on 31 May 2003, 31 May 2004 and 28 February 2006 respectively. The company will have an option to refinance the last balloon payment of SR 7.8 million on extension of the contract and would be repayable in 12 equal monthly instalments. The loan is secured by assignment of the contract proceeds and bears financial charges at commercial rates.

      In January 2003, the company entered into an interest rate swap (IRS) agreement with the same bank. The original notional amount of the IRS agreement is SR 46.4 million, which amounts to 50% of the loan. The IRS effectively converts the floating interest rate currently paid by the company to an agreed fixed rate. The notional amount is reduced on a monthly basis to the extent of the loan repayments made and would be equivalent to 50% of the outstanding loan at all times until the loan is fully repaid in February 2006, which is the expiry date of the IRS agreement. The balance of the notional amount outstanding at the balance sheet date is SR 32.9 million.

      The IRS agreement qualifies as an effective cash flow hedging. The difference between the floating and the fixed interest rates are charged/ credited by the bank on a monthly basis.

      The borrowing agreements also require the maintenance of certain financial ratios. Instalments due in 2004 are shown as current liabilities.

9     ZAKAT AND INCOME TAX

a)  Zakat

      The zakat provision relating to the Saudi partner consists of:

	2003	2002	2001

	SR	SR	SR
Current year provision	1,289,884	917,247	858,387
Prior years	143	268	117,677

Charge for the year	1,290,027	917,515	976,064

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

      The Saudi partner’s provision is based on his share as follows:

	2003	2002	2001

	SR	SR	SR
Equity	99,908,866	64,375,604	41,119,980
Opening provisions and other adjustments	4,302,435	3,199,279	2,414,765
Book value of assets	(91,370,769)	(121,549,148)	(147,931,816)

	12,840,532	(53,974,265)	(104,397,071)

Zakatable income for the year	38,754,818	36,689,881	34,335,472

Zakat base	51,595,350	36,689,881	34,335,472

b)     Income tax

      The income tax provision relating to the foreign partner consists of:

	2003	2002	2001

	SR	SR	SR
Current year provision	11,100,507	10,505,319	9,826,695
Prior year	1,646	3,087	2,205,698

Charge for the year	11,102,153	10,508,406	12,032,393

      Income tax has been provided for based on the estimated taxable income at various rates up to 30% (2002 and 2001: up to 30%).

      The differences between the financial and taxable/ zakatable income are mainly due to adjustments for certain costs/ claims based on the relevant fiscal regulations.

c)     Movements in provision during the year

      The movement in the zakat and income tax provision for the year was as follows:

	2003	2002	2001

	SR	SR	SR
At the beginning of year	11,422,566	10,685,082	3,113,465
Provided during the year	12,392,180	11,425,921	13,008,457
Payments during the year	(11,424,355)	(10,688,437)	(5,436,840)

At the end of year	12,390,391	11,422,566	10,685,082

d)     Status of assessments

      Zakat and income tax assessments have been agreed with the Department of Zakat and Income Tax (DZIT) up to 1991 and finalised for the years 1994 to 1996. Decisions for the years 1992 and 1993 have been received from the Higher Appeal Committee (HAC) and the company is awaiting for the revised assessments from the DZIT. Assessments for the years 1997 to 2000 have been raised by the DZIT claiming additional amount of SR 4,701,115. The company has appealed against these assessments.

      The declarations for the years 2001 and 2002 have been filed and are under review by the DZIT.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

10     CAPITAL

      Capital is divided into 36,000 authorised, issued and fully paid up shares of SR 1,000 each (2002 and 2001: 36,000 shares).

11     STATUTORY RESERVE

      In accordance with Saudi Arabian Regulations for Companies, the company must set aside 10% of its income in each year until it has built up a reserve equal to one half of the capital. This having been achieved in 2002 (2002: SR 2,052,163 and 2001: SR 6,566,004), the company has resolved to discontinue such transfers. The reserve is not available for distribution.

12     GENERAL RESERVE

      There are no restrictions on the distribution of this reserve.

13     CAPITAL RESERVE

      An amount equal to the profit on disposal of property, plant and equipment is transferred from retained earnings to capital reserve and vice versa in case of loss. Although the capital reserve is a free reserve, yet it is not intended to be distributed.

14     RESERVE FOR EMPLOYEES’ TRAINING

	2002	2002	2001

	SR	SR	SR
At the beginning of the year	3,000,000	3,000,000	1,688,156
Transfer from retained earnings	2,134,170	1,835,729	2,407,966
Transfer to retained earnings	(2,134,170)	(1,835,729)	(1,096,122)

At the end of the year	3,000,000	3,000,000	3,000,000

      An amount equal to expenses incurred on training during the year has been transferred to retained earnings.

      In accordance with the company’s articles of association, the company has allocated 10% of the net income for the year, subject to a maximum limit of SR 3 million, for training programmes for Saudi Arabian nationals.

15     GENERAL AND ADMINISTRATION EXPENSES

	2003	2002	2001

	SR	SR	SR
Postage, fax and telephone	642,201	752,800	1,015,083
Rent	1,271,583	1,158,508	1,535,038
Printing and stationery	886,376	968,649	1,030,759
Other	2,238,383	2,319,637	1,239,931

	5,038,543	5,199,594	4,820,811

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

16     OTHER INCOME

	2003	2002	2001

	SR	SR	SR
Profit on disposal of plant and equipment	—	—	2,039,049
Exchange gain	—	—	231,707
Other	812,163	648,734	276,515

	812,163	648,734	2,547,271

17     OTHER EXPENSES

	2003	2002	2001

	SR	SR	SR
Loss on disposal of plant and equipment	858,820	489,737	—
Exchange loss	291,701	375,386	—

	1,150,521	865,123	—

18     CAPITAL COMMITMENTS

      The directors have authorised future capital expenditure amounting to SR 8.6 million (2002: SR 15.7 million and 2001: SR 36 million).

19     CONTINGENT LIABILITIES

      The company’s banker has issued payment guarantees to the DZIT amounting to SR 9,129,001 (2002: SR 9,129,001 and 2001: SR 4,427,886). The bankers of one of the partners have provided counter guarantees to the banker on behalf of the company.

      The company’s bankers have also issued, on behalf of the company, performance bonds amounting to Nil (2002: SR 6,500,000 and 2001: SR 6,500,000).

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

ARABIAN GEOPHYSICAL & SURVEYING COMPANY
(A Saudi Arabian Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS — (continued)

a.	Following is a reconciliation of net income to US GAAP:

	2003	2002

	SR	SR
Net income according to financial statements (under Saudi accounting standards)	73,484,460	69,673,062
US GAAP adjustments:
Provision for zakat and income tax	(12,390,391)	(11,422,566)
Additional liability for zakat and income tax for finalized years (note 9)	(3,761,410)	(3,761,410)
Deferred tax debit	357,175	272,207

Net income under US GAAP	57,689,834	54,761,293

Difference in net income between Saudi Standards and US GAAP’s	15,794,626	14,911,769

      The amount of zakat and income tax assessed for the years 1997 to 2000 of SR 4,701,115 has not been taken into consideration in the above reconciliation as this is under appeal and the final amount payable cannot be determined with reasonable accuracy.

b.	Following is a reconciliation of partners’ equity for differences with US GAAP:

	2003	2002

	SR	SR
Partners’ equity according to financial statements (under Saudi accounting standards)	231,384,196	195,899,736
US GAAP adjustments:
Difference in net income (note 20 a.)	(15,794,626)	(14,911,769)

Partners’ equity under US GAAP’s	215,589,570	180,987,967

c.	Dividends paid

      Dividends paid during the year amounting to SR 38,000,000 (2002: SR 20,060,780 and 2001: SR 5,873,510) included payments to the partners on account of zakat and income tax equalisation.

d.	Related party transactions

      The following are the amounts of transactions with related parties as described in note 7:

	2003	2002

	SR	SR
Expenses charged to operating costs	5,040,839	5,445,185
Purchase of fixed assets	5,903,222	26,627,724

e.	Term loans

      The company has one (2002: four and 2001: five) long-term loan facility outstanding at the end of the year.

      Following are the summarized details:

Loan of SR 65.8 million (2002: SR 96.7 million):	Interest rate: 50% at SIBOR + 0.50% p.a. and the remaining 50% covered by IRS.

SIBOR — Saudi Interbank offered rates

Y00821