Form 20-F/A
period 2004-12-31
GENERAL GEOPHYSICS CO
filed 2005-09-19
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

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
Item 17 ☐                  Item 18 ☒

EXPLANATORY NOTE
      This Amendment No. 1 to Compagnie Générale de Géophysique’s (“CGG”) Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (this “Amendment”) is being filed solely to amend Items 3, 5 and 18. CGG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Original Filing”) was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 18, 2005. This Amendment:

•	Provides revised and expanded disclosure with respect to Operating Results Before Depreciation and Amortization (“ORBDA”), including a reconciliation to net cash provided by operating activities, in Item 5 and refers to this disclosure in footnote 5 of the selected financial data in Item 3; and

•	Provides additional disclosure with respect to revenue recognition for both multi-client survey accounting and exclusive survey accounting in Note 1 of Item 18.
      For the convenience of the reader, this Amendment includes the complete text of all Items of the Form 20-F, including the complete text of Items 3, 5 and 18, as amended. However, other than the amendments described above, no changes have been made to these or any other Items to the Form 20-F as originally filed. This Amendment continues to speak as of the date of the original filing of the Form 20-F and, except as described above, does not purport to amend or update the information contained in the Form 20-F filed on April 18, 2005, or reflect any events that have occurred after the Form 20-F was filed.
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

	As of and for the year ended December 31,

	2004	2003	2002	2001	2000

	€	€	€	€	€
	(in millions, except per share and operating data)
Statement of Operations Data:
Amounts in accordance with French GAAP:
Operating revenues	692.7	612.4	700.7	802.9	695.3
Cost of operations	(556.0)	(491.0)	(531.4)	(641.7)	(579.9)
Gross profit	136.7	121.4	169.3	161.2	115.4
Research and development expenses, net	(33.5)	(26.9)	(27.1)	(35.3)	(26.9)
Selling, general and administrative expenses	(79.5)	(78.8)	(86.7)	(84.8)	(83.2)
Other revenues (expenses)	12.0	(5.1)	6.1	13.7	13.5
Operating income	35.7	10.6	61.6	54.8	18.8
Interest and other financial income and expense, net	(22.4)	(21.0)	(32.6)	(23.0)	(15.9)
Exchange gains (losses), net	4.4	4.6	7.9	(1.4)	(5.8)
Equity in income of affiliates	10.3	6.5	6.4	8.8	2.6
Income (loss) before income taxes and minority interest	28.0	0.7	43.3	39.2	(0.3)
Income tax expense	(9.7)	(3.1)	(17.4)	(16.8)	(10.6)
Goodwill amortization	(6.2)	(7.7)	(6.3)	(6.5)	(4.7)
Minority interest	(1.0)	(0.3)	(2.2)	(0.2)	3.6
Net income (loss)	11.1	(10.4)	17.4	15.7	(12.0)
Per share amounts: Basic(1)	0.95	(0.89)	1.49	1.35	(1.28)
Diluted(2)	0.94	(0.89)	1.49	1.35	(1.28)

Amounts in accordance with U.S. GAAP:
Operating revenues	709.5	645.6	719.0	795.0	695.3
Operating income	55.0	42.7	81.9	48.6	14.1
Net income (loss)	3.3	3.1	15.1	9.3	(12.0)
Per share amounts:
Basic common stock holder(1)	0.28	0.27	1.29	0.80	(1.28)
Diluted common stock holder(2)	0.28	0.26	1.29	0.80	(1.28)

Balance Sheet Data:
Amounts in accordance with French GAAP:
Cash and cash equivalents	130.8	96.4	116.6	56.7	60.1
Working capital(3)	106.7	81.1	170.9	191.8	180.3
Property, plant and equipment, net	204.5	216.0	265.0	280.7	140.7
Multi-client data library	124.5	145.0	127.1	91.9	77.5
Total assets	939.6	879.4	1,024.7	1,014.4	839.3
Gross debt(4)	267.2	232.4	307.8	279.5	251.8
Shareholders’ equity	395.7	396.6	437.5	462.8	320.7

	As of and for the year ended December 31,

	2004		2003		2002		2001		2000

	€		€		€		€		€
	(in millions, except per share and operating data)
Amounts in accordance with U.S. GAAP:
Total assets	975.8		924.2		1,036.8		1,008.0		839.3
Gross debt(4)	266.5		232.4		307.8		279.5		251.8
Shareholders’ equity	396.4		413.4		431.0		456.4		320.7

Other Historical Financial Data and Ratios:
Amounts derived from French GAAP data:
ORBDA(5)	165.4		162.3		210.1		200.5		150.5
Capital expenditures(6)	51.7		44.4		130.6		55.0		39.5
Investments in multi-client data library	51.1		109.7		130.1		78.8		92.5

Total Debt	270.0		235.6		318.3		285.7		264.5
Net Debt(7)	139.2		139.2		201.7		229.0		204.4
Total Debt/ORBDA(5)	1.63	x	1.45	x	1.51	x	1.42	x	1.76	x
Net Debt(7)/ORBDA(5)	0.84	x	0.86	x	0.96	x	1.14	x	1.36	x
ORBDA(5)/net interest expense(8)	7.38	x	7.73	x	6.44	x	8.72	x	9.47	x
Amounts derived from U.S. GAAP data:
EBITDA(9)	172.4		190.1		277.1		195.2		158.1

Operating Data (at end of period):
Land crews in operation	8		12		14		12		20
Streamers in operation	39		42		42		48		30
Data processing centers in operation	26		26		26		26		25

(1)	Basic per share amounts have been calculated on the basis of 11,681,406 issued and outstanding shares in 2004, 11,680,718 issued and outstanding shares in 2003 and 2002, 11,609,393 issued and outstanding shares in 2001 and 9,389,214 issued and outstanding shares in 2000.

(2)	Diluted per share amounts have been calculated on the basis of 11,818,603 issued and outstanding shares in 2004, 11,760,630 issued and outstanding shares in 2003, 11,680,718 issued and outstanding shares in 2002, 11,609,393 issued and outstanding shares in 2001 and 9,485,053 issued and outstanding shares in 2000. In 2002 and 2001, the effects of stock options were not dilutive (as a result of applying the treasury stock method).

(3)	Consists of trade accounts and notes receivable, inventories and work-in-progress and other current assets less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers and other current liabilities.

(4)	“Gross debt” means total long-term debt, including current maturities, capital leases and accrued interest but excluding bank overdrafts.

(5)	A discussion of “ORBDA” (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA”), including a reconciliation to net cash provided by operating activities, is found in “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

(6)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease.

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
      “ORBDA” (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA”) is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because our syndicated credit facility dated March 12, 2004 requires us to respect a maximum ratio of consolidated net debt to ORBDA. The maximum ratio of consolidated net debt to ORBDA was 2.00 to 1 for periods ending on or before December 31, 2004, compared to our actual ratio of 0.86 to 1 and 0.84 to 1 for the years ended December 31, 2003 and 2004, respectively. The maximum permitted ratio is 1.75 to 1 for subsequent periods ending on or before December 31, 2005 (revised to 2.50 to 1 in a waiver dated August 31, 2005) and 1.50 to 1 thereafter. If we fail to meet this ratio and do not obtain a waiver, we may be unable to borrow under the syndicated credit facility and may be compelled to repay amounts outstanding under the facility. Either the inability to borrow or the requirement to repay borrowed sums may have a negative effect on our liquidity and, consequently, may increase our vulnerability to general adverse economic and industry trends or limit our flexibility in adapting to such trends. ORBDA is not a measure of financial performance under French GAAP, U.S. GAAP or IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP, U.S. GAAP or IFRS.
      The following table presents a reconciliation of “Operating Results Before Depreciation and Amortization” (“ORBDA”) to Net cash provided by operating activities for the periods indicated as follows:

	December 31,

	2004	2003	2002

	(in million of euros)
ORBDA	165.4	162.3	210.1
Interests and other financial income and expense — net	(22.4)	(21.0)	(32.6)
Exchange gains — net	4.4	4.6	7.9
Income tax expense	(9.7)	(3.1)	(17.4)
Deferred income tax	(12.7)	(11.6)	2.0
Other non-cash items	(7.7)	(20.1)	(19.0)
Non-recurring gains (losses)	0.1	(7.8)	69.1
Less net gain on sale of asset	(10.5)	(6.0)	(4.3)
Dividends received from equity companies	—	(0.7)	—
Increase (decrease) in other long-term liabilities	3.6	(5.4)	5.9
(Increase) decrease in trade accounts and notes receivables	(28.5)	16.0	60.5
(Increase) decrease in inventories and work in progress	(11.0)	(0.2)	16.7
(Increase) decrease in other current assets	11.7	70.3	(77.1)
Increase (decrease) in trade accounts and notes payables	16.0	(10.6)	0.6
Increase (decrease) in other current liabilities	(13.5)	6.6	(4.9)
Less variation of current assets allowance included above	6.7	7.2	1.5

Net cash provided by operating activities	91.9	180.5	219.0

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
Item 19:     EXHIBITS
      The following instruments and documents are included as Exhibits to this Annual Report. Exhibits incorporated by reference are so indicated.

Exhibit No		Exhibit

1	.1*	English translation of the Articles of Association (statuts) of the Registrant.
2.1		Indenture dated as of November 22, 2000 between the Registrant and The Chase Manhattan Bank as Trustee, which includes the form of the 105/8% Senior Notes due 2007 as an exhibit thereto.(1)
4.1		1997 Stock Option Plan(2)
4.2		2000 Stock Option Plan(2)
4.3		2001 Stock Option Plan(3)

Exhibit No		Exhibit

4.4		2002 Stock Option Plan(2)
4.5		2003 Stock Option Plan(4)
4.6		Lease dated as of December 4, 1990 for the Registrant’s principal executive offices in Massy, France.(5)
4.7		Lease dated as of April 2, 1991 for the Registrant’s data processing center in London, England.(5)
4.8		Leases dated as of November 8, 1991 and December 13, 1996 for the Registrant’s data processing center in Houston, Texas, USA.(5)
4.9		Lease dated as of September 1, 1996 for Sercel’s factory in Tulsa, Oklahoma, USA.(5)
4.10		Time charter agreement dated as of March 1, 1996 for CGG Föhn, as amended on July 1, 1996.(5)
4.11		Time charter agreement dated as of May 7, 1996 for CGG Harmattan, as amended on July 1, 1996.(5)
4.12		Time charter agreement dated as of December 22, 1997 for CGG Alizé.(6)
4.13		Plan Support Agreement dated June 10, 2003 among PGS and PGS’s banks, creditors and certain of its shareholders(7)
4.14		Underwriting agreement dated July 25, 2003 among PGS and certain of PGS shareholders(8)
4.15		Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment(9)
4.16		Sale and Purchase Agreement dated December 19, 2003 by and among Sercel Australia Pty Ltd and Thales Underwater Systems Pty Ltd(9)
4.17		Revolving Credit Facility Agreement dated March 12, 2004 by and among us, Sercel SA, CGG Marine, Natexis Banques Populaires and certain banks and financial institutions(9)
4	.18*	Subscription Agreement, dated 27 September 2004, by and among us, Onex Partners LP, Onex American Holdings II LLC, Onex US Principals, LP, CGG Executive Investco, LLC and Onex Corporation (we have requested that the Commission grant confidential treatment for certain portions of this document)
4.19		Registration Rights Agreement, dated 27 September 2004, by and among us, Onex Partners LP, Onex American Holdings II LLC, Onex US Principals, LP and CGG Executive Investco, LLC (10)
8	*	Subsidiaries of the Registrant
11		Code of Ethics(11)
12	.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12	.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13	.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
13	.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)

Notes:

*	Previously filed.

**	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (SEC File No. 333-13060), dated January 11, 2001, as amended.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, dated May 14, 2003.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001, dated May 3, 2002.

(4)	Incorporated by reference to the Registrant’s Report on Form 6-K, dated September 3, 2003.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800), dated April 16, 1997, as amended.

(6)	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-11074), dated November 3, 1999, as amended.

(7)	Incorporated by reference to the Registrant’s Report on Schedule 13D/ A, filed by CGG, dated June 27, 2003.

(8)	Incorporated by reference to the Registrant’s Report on Form 6-K, dated November 13, 2003.

(9)	Incorporated by reference to the Registrant’s Report on Form 6-K, dated May 13, 2004.

(10)	Incorporated by reference to the Registration’s Report on Form 6-K, dated November 16, 2005.

(11)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, dated June 1, 2004.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compagnie Générale de Géophysique
(Registrant)

/s/ Robert Brunck

Chairman and Chief Executive Officer
Date: September 19, 2005

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
      Pre-commitments — Generally the Company obtains pre-commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. The Company recognizes payments that it receives during periods of mobilization as advance billing and these payments appear in the balance sheet in the item “Advance billings to customers”.
      The Company recognizes pre-commitments as revenue when production is begun based on the ratio of project cost incurred during that period to total estimated project cost. The Company believes this ratio to be generally consistent with the physical progress of the project.
      After-sales — Generally the Company grants a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of the Company’s multi-client data library in exchange for a fixed and determinable payment. The Company recognizes after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise the Company’s warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
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

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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
      In some exclusive survey contracts and a limited number of multi-client survey contracts, the Company is required to meet certain milestones. The Company defers recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.
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

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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
      Consolidated financial statements under IFRS GAAP for 2004 year would be presented in compliance with IFRS GAAP effective at January 1, 2005, as released at December 31, 2004. Moreover, the Group chose to apply the standards IAS 39 and IFRS 2 starting January 1, 2004 to ensure 2004 financial statements to be comparable with 2005 financial statements.
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