Form 20-F/A
period 2004-12-31
GENERAL GEOPHYSICS CO
filed 2005-10-31
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 2

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
None
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
Item 17 ☐                  Item 18 ☒

EXPLANATORY NOTE
      This Amendment No. 2 to Compagnie Générale de Géophysique’s (“CGG”) Annual Report on Form 20-F for the year ended December 31, 2004 (the “Amendment No. 2”) is being filed solely to amend Items 3, 15 and 18 of the Amendment No. 1 to CGG’s Annual Report on Form 20-F/ A (the “Amendment No. 1”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 19, 2005. This Amendment No. 2 is being filed to reflect the restatement of financial information at and for the year ended December 31, 2004. Amendment No. 1 was filed solely to amend Items 3, 5 and 18 of CGG’s Annual Report on Form 20-F for the year ended December 31, 2004 originally filed with the SEC on April 18, 2005.
      During the process of closing our financial statements for the nine-month period ended September 30, 2005 (which were prepared under International Financial Reporting Standards, or IFRS), we reconsidered the treatment under accounting principles generally accepted in the United States (“U.S. GAAP”) for fiscal year 2004 of our dollar-denominated convertible bonds issued on November 4, 2004. This was because the International Accounting Standards Board published a decision paper in September 2005 that updated its interpretation of the treatment of instruments such as our convertible bonds under International Accounting Standard 32. The IASB set forth therein its interpretation that the proposed treatment under IFRS converges with the analogous treatment under U.S. GAAP. This interpretation was different from the interpretation we applied in our U.S. GAAP reconciliation note for 2004. As a result, we determined that our U.S. GAAP reconciliation note reflected a misinterpretation of the U.S. GAAP treatment of the issue, and that it was necessary to restate our previously issued U.S. GAAP financial information. This restatement did not have any impact on our French GAAP financial statements. The adjustments in our restated financial statements reflect an additional charge for derivative instrument of €23.5 million for the year 2004. Our net result under U.S. GAAP for the year 2004 has been restated to a net loss of €20.2 million from the previously published net income of €3.3 million. Our shareholders’ equity under U.S. GAAP at December 31, 2004 has been restated to €372.2 million from the previously published €396.4 million.
      This Amendment No. 2:

•	amends certain U.S. GAAP Selected Financial Data at and for the year ended December 31, 2004 in Item 3 to reflect the restatement described above;

•	includes disclosure in Item 15 with respect to the restatement described above; and

•	amends the financial statements filed pursuant to Item 18 and Notes 28-A, 28-B and 28-C thereto to reflect the restatement described above.
      For the convenience of the reader, this Amendment No. 2 includes the complete text of all Items of the Form 20-F, including the complete text of Items 3, 15 and 18, as amended. However, other than the amendments described above, no changes have been made to these or any other Items to Amendment No. 1. This Amendment continues to speak as of the date of the original filing of the Form 20-F and, except as described above, does not purport to amend or update the information contained in the Form 20-F filed on April 18, 2005, or reflect any events that have occurred after the Form 20-F was filed. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.
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

	As of and for the year ended December 31,

	2004	2003	2002	2001	2000

	€	€	€	€	€
	(in millions, except per share and operating data)
Statement of Operations Data:
Amounts in accordance with French GAAP:
Operating revenues	692.7	612.4	700.7	802.9	695.3
Cost of operations	(556.0)	(491.0)	(531.4)	(641.7)	(579.9)
Gross profit	136.7	121.4	169.3	161.2	115.4
Research and development expenses, net	(33.5)	(26.9)	(27.1)	(35.3)	(26.9)
Selling, general and administrative expenses	(79.5)	(78.8)	(86.7)	(84.8)	(83.2)
Other revenues (expenses)	12.0	(5.1)	6.1	13.7	13.5
Operating income	35.7	10.6	61.6	54.8	18.8
Interest and other financial income and expense, net	(22.4)	(21.0)	(32.6)	(23.0)	(15.9)
Exchange gains (losses), net	4.4	4.6	7.9	(1.4)	(5.8)
Equity in income of affiliates	10.3	6.5	6.4	8.8	2.6
Income (loss) before income taxes and minority interest	28.0	0.7	43.3	39.2	(0.3)
Income tax expense	(9.7)	(3.1)	(17.4)	(16.8)	(10.6)
Goodwill amortization	(6.2)	(7.7)	(6.3)	(6.5)	(4.7)
Minority interest	(1.0)	(0.3)	(2.2)	(0.2)	3.6
Net income (loss)	11.1	(10.4)	17.4	15.7	(12.0)
Per share amounts: Basic(1)	0.95	(0.89)	1.49	1.35	(1.28)
Diluted(2)	0.94	(0.89)	1.49	1.35	(1.28)

Amounts in accordance with U.S. GAAP:	Restated
Operating revenues	709.5	645.6	719.0	795.0	695.3
Operating income	55.0	42.7	81.9	48.6	14.1
Net income (loss)	(20.2)	3.1	15.1	9.3	(12.0)
Per share amounts:
Basic common stock holder(1)	(1.73)	0.27	1.29	0.80	(1.28)
Diluted common stock holder(2)	(1.73)	0.26	1.29	0.80	(1.28)

Balance Sheet Data:
Amounts in accordance with French GAAP:
Cash and cash equivalents	130.8	96.4	116.6	56.7	60.1
Working capital(3)	106.7	81.1	170.9	191.8	180.3
Property, plant and equipment, net	204.5	216.0	265.0	280.7	140.7
Multi-client data library	124.5	145.0	127.1	91.9	77.5
Total assets	939.6	879.4	1,024.7	1,014.4	839.3
Gross debt(4)	267.2	232.4	307.8	279.5	251.8
Shareholders’ equity	395.7	396.6	437.5	462.8	320.7

	As of and for the year ended December 31,

	2004		2003		2002		2001		2000

	€		€		€		€		€
	(in millions, except per share and operating data)
Amounts in accordance with U.S. GAAP:	Restated
Total assets	975.8		924.2		1,036.8		1,008.0		839.3
Gross debt(4)	256.1		232.4		307.8		279.5		251.8
Shareholders’ equity	372.2		413.4		431.0		456.4		320.7

Other Historical Financial Data and Ratios:
Amounts derived from French GAAP data:
ORBDA(5)	165.4		162.3		210.1		200.5		150.5
Capital expenditures(6)	51.7		44.4		130.6		55.0		39.5
Investments in multi-client data library	51.1		109.7		130.1		78.8		92.5

Total Debt	270.0		235.6		318.3		285.7		264.5
Net Debt(7)	139.2		139.2		201.7		229.0		204.4
Total Debt/ORBDA(5)	1.63	x	1.45	x	1.51	x	1.42	x	1.76	x
Net Debt(7)/ORBDA(5)	0.84	x	0.86	x	0.96	x	1.14	x	1.36	x
ORBDA(5)/net interest expense(8)	7.38	x	7.73	x	6.44	x	8.72	x	9.47	x
Amounts derived from U.S. GAAP data:
EBITDA(9)	172.4		190.1		277.1		195.2		158.1

Operating Data (at end of period):
Land crews in operation	8		12		14		12		20
Streamers in operation	39		42		42		48		30
Data processing centers in operation	26		26		26		26		25

(1)	Basic per share amounts have been calculated on the basis of 11,681,406 issued and outstanding shares in 2004, 11,680,718 issued and outstanding shares in 2003 and 2002, 11,609,393 issued and outstanding shares in 2001 and 9,389,214 issued and outstanding shares in 2000.

(2)	Diluted per share amounts have been calculated on the basis of 11,818,603 issued and outstanding shares in 2004, 11,760,630 issued and outstanding shares in 2003, 11,680,718 issued and outstanding shares in 2002, 11,609,393 issued and outstanding shares in 2001 and 9,485,053 issued and outstanding shares in 2000. In 2002 and 2001, the effects of stock options were not dilutive (as a result of applying the treasury stock method).

(3)	Consists of trade accounts and notes receivable, inventories and work-in-progress and other current assets less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers and other current liabilities.

(4)	“Gross debt” means total long-term debt, including current maturities, capital leases and accrued interest but excluding bank overdrafts and fair value of conversion option on convertible bonds.

(5)	A discussion of “ORBDA” (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA”), including a reconciliation to net cash provided by operating activities, is found in “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

(6)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease.

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

The following table presents a reconciliation of EBITDA to net income under U.S. GAAP for the periods indicated as follows:

	For the year ended December 31,

	2004	2003	2002	2001	2000

	Restated

		(in € millions)
Net Income (loss)	(20.2)	3.1	15.1	9.3	(12.0)
Interest and other financial expense	45.9	25.1	33.1	23.0	15.9
Taxes	15.0	16.7	13.3	16.8	10.6
Depreciation and amortization	131.7	145.2	215.6	146.1	143.6

EBITDA	172.4	190.1	277.1	195.2	158.1

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
      During the process of closing our financial statements for the nine-month period ended September 30, 2005 (which were prepared under International Financial Reporting Standards, or IFRS), we reconsidered the treatment under U.S. GAAP for fiscal year 2004 of our dollar-denominated convertible bonds issued on November 4, 2004. This was because the International Accounting Standards Board published a decision paper in September 2005 that updated its interpretation of the treatment of instruments such as our convertible bonds under International Accounting Standard 32. The IASB set forth therein its interpretation that the proposed treatment under IFRS converges with the analogous treatment under U.S. GAAP. This interpretation was different from the interpretation we applied in our U.S. GAAP reconciliation note for 2004. As a result, we determined that our U.S. GAAP reconciliation note reflected a misinterpretation of the U.S. GAAP treatment of the issue, and that it was necessary to restate our previously issued U.S. GAAP financial information. This restatement did not have any impact on our French GAAP financial statements. For the main impact of the restatement on net income and shareholders’ equity, see note 28 to the consolidated financial statements included in Item 18 in this annual report.
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
Item 19:     EXHIBITS
      The following instruments and documents are included as Exhibits to this Annual Report. Exhibits incorporated by reference are so indicated.

Exhibit No		Exhibit

1	.1*	English translation of the Articles of Association (statuts) of the Registrant.
2.1		Indenture dated as of November 22, 2000 between the Registrant and The Chase Manhattan Bank as Trustee, which includes the form of the 105/8% Senior Notes due 2007 as an exhibit thereto.(1)
4.1		1997 Stock Option Plan(2)
4.2		2000 Stock Option Plan(2)
4.3		2001 Stock Option Plan(3)

Exhibit No		Exhibit

4.4		2002 Stock Option Plan(2)
4.5		2003 Stock Option Plan(4)
4.6		Lease dated as of December 4, 1990 for the Registrant’s principal executive offices in Massy, France.(5)
4.7		Lease dated as of April 2, 1991 for the Registrant’s data processing center in London, England.(5)
4.8		Leases dated as of November 8, 1991 and December 13, 1996 for the Registrant’s data processing center in Houston, Texas, USA.(5)
4.9		Lease dated as of September 1, 1996 for Sercel’s factory in Tulsa, Oklahoma, USA.(5)
4.10		Time charter agreement dated as of March 1, 1996 for CGG Föhn, as amended on July 1, 1996.(5)
4.11		Time charter agreement dated as of May 7, 1996 for CGG Harmattan, as amended on July 1, 1996.(5)
4.12		Time charter agreement dated as of December 22, 1997 for CGG Alizé.(6)
4.13		Plan Support Agreement dated June 10, 2003 among PGS and PGS’s banks, creditors and certain of its shareholders(7)
4.14		Underwriting agreement dated July 25, 2003 among PGS and certain of PGS shareholders(8)
4.15		Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment(9)
4.16		Sale and Purchase Agreement dated December 19, 2003 by and among Sercel Australia Pty Ltd and Thales Underwater Systems Pty Ltd(9)
4.17		Revolving Credit Facility Agreement dated March 12, 2004 by and among us, Sercel SA, CGG Marine, Natexis Banques Populaires and certain banks and financial institutions(9)
4	.18*	Subscription Agreement, dated 27 September 2004, by and among us, Onex Partners LP, Onex American Holdings II LLC, Onex US Principals, LP, CGG Executive Investco, LLC and Onex Corporation (we have requested that the Commission grant confidential treatment for certain portions of this document)
4.19		Registration Rights Agreement, dated 27 September 2004, by and among us, Onex Partners LP, Onex American Holdings II LLC, Onex US Principals, LP and CGG Executive Investco, LLC (10)
8	*	Subsidiaries of the Registrant
11		Code of Ethics(11)
12	.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12	.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13	.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
13	.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
15	.1**	Consent of Barbier Frinault & Autres Ernst & Young Audit and Mazars & Guérard
15	.2**	Consent of Barbier Frinault & Autres and Ernst & Young Audit
15	.3**	Consent of Ernst & Young Audit.

Notes:

*	Previously filed.

**	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (SEC File No. 333-13060), dated January 11, 2001, as amended.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, dated May 14, 2003.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001, dated May 3, 2002.

(4)	Incorporated by reference to the Registrant’s Report on Form 6-K, dated September 3, 2003.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800), dated April 16, 1997, as amended.

(6)	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-11074), dated November 3, 1999, as amended.

(7)	Incorporated by reference to the Registrant’s Report on Schedule 13D/ A, filed by CGG, dated June 27, 2003.

(8)	Incorporated by reference to the Registrant’s Report on Form 6-K, dated November 13, 2003.

(9)	Incorporated by reference to the Registrant’s Report on Form 6-K, dated May 13, 2004.

(10)	Incorporated by reference to the Registration’s Report on Form 6-K, dated November 16, 2005.

(11)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, dated June 1, 2004.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compagnie Générale de Géophysique
(Registrant)

/s/ Robert Brunck

Chairman and Chief Executive Officer
Date: October 31, 2005

[THIS PAGE INTENTIONALLY LEFT BLANK]

COMPAGNIE GENERALE DE GEOPHYSIQUE

BARBIER FRINAULT & AUTRES ERNST & YOUNG 41, rue Ybry 92576 Neuilly-sur-Seine cedex	MAZARS & GUERARD MAZARS Le Vinci – 4, allée de l’Arche 92075 La Defense cedex
Report of independent auditors
To the Board of Directors and Shareholders of Compagnie Générale de Géophysique, S.A.:
      We have audited the accompanying consolidated balance sheet of Compagnie Générale de Géophysique, S.A. as of December 31, 2004 (as restated) and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended 31 December 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      As described in Note 28, the 2004 financial statements have been restated to correct an error in the application of U.S. generally accepted accounting principles.
      Neuilly-sur-Seine and Paris La Défense, France
       April 11, 2005
       Except for Note 28, as to which the date is October 28, 2005

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
NOTE 28 — RECONCILIATION TO U.S. GAAP
Restatement
      During the process of closing our financial statements for the nine-month period ended September 30, 2005 (which were prepared under International Financial Reporting Standards, or IFRS), we reconsidered the treatment under accounting principles generally accepted in the United States (“U.S. GAAP”) for fiscal year 2004 of our dollar-denominated convertible bonds issued on November 4, 2004. Before restatement, the conversion option embedded in the debt had not been bifurcated from the debt for accounting purposes. In the restated U.S. GAAP financial information provided in this Note 28, a portion of the issuance proceeds are deemed to relate to the fair value of the derivative on issuance with subsequent changes in fair value of the derivative being recorded through earnings. The allocation of a portion of the proceeds to the derivative created a discount on issuance which is being amortized to earnings over the life of the bonds.
      Accordingly, the adjustments in our restated financial statements reflect an additional charge of €23.5 million for fiscal year 2004. The net result under U.S. GAAP for the year ended December 31, 2004 has been restated to a net loss of €20.2 million from the previously published net income of €3.3 million. The shareholders’ equity under U.S. GAAP has been restated to €372.2 million from the previously published €396.4 million.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Under U.S. GAAP, treasury shares are accounting for as a reduction of equity whatever is the purpose for owning it; gain or losses on treasury shares are reflected in equity.
Bonds convertible into shares or redeemable in shares
      Under French GAAP, convertible bonds are wholly accounted for as financial debt.
      Under U.S. GAAP, as the subordinated bonds are convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash (the “Bonds”) issued in 2004 are denominated in US$ and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within long-term liabilities. The conversion option and the debt component are initially recognized at fair value on issuance. Subsequent changes of the fair value of the embedded derivatives have been booked to the U.S. GAAP statement of operations.
      As a result of bifurcating the embedded conversion option, the debt component of the convertible debt instrument was issued at a discount of €10.5 million.
      The Bonds also include an embedded derivative that can not be reliably assessed, corresponding to the clause of early redemption (see note 10). The probability for this clause to occur being uncertain, the related embedded derivative cannot be measured reliably and separately of the embedded conversion option and thus is not recognized separately by the Group in its U.S. GAAP financial statements. The fair value of the debt has not changed significantly as of December 31, 2004 from the time it was issued in November 2004.
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
      Under U.S. GAAP, these expenses would be classified as operating expenses/ revenues.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

B —	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO U.S. GAAP AND CONDENSED U.S. GAAP STATEMENT OF OPERATIONS AND BALANCE SHEET
Net income (loss)(a)

	December 31

	2004	2003	2002

	(in millions of euros)
Net Income (loss) as reported in the Consolidated Statements of operations under French GAAP	11.1	(10.4)	17.4
Goodwill amortization (FAS 142)	6.2	7.7	6.3
Deferred tax asset (FAS 109)	(4.6)	(7.1)	—
Stock option (APB 25)	(0.2)	(0.4)	—
Available-for-sale securities (FAS 115)	1.3	(0.8)	(0.5)
Loss on extinguishment of debt	2.8	—	—
Change in fair value of conversion option	(23.5)
Gain on treasury shares	(1.4)	—	—
Derivative instruments and hedging activities (FAS 133)	(11.9)	14.1	(8.1)

Net income under U.S. GAAP	(20.2)	3.1	15.1

(a)	All adjustments disclosed above are net of tax effects, if applicable
Shareholder’s equity(a)

	December 31

	2004		2003	2002

	(in millions of euros)
Shareholder’s equity as reported in the Consolidated Balance Sheets under French GAAP	395.7		396.6	437.5
Goodwill amortization	18.2	(b)	14.0	6.3
Deferred tax asset	(10.7	) (b)	(7.1)	—
Stock options	(0.6)		(0.4)	—
Available-for-sale securities	—		(1.3)	(0.5)
Loss on extinguishment of debt	2.8		—	—
Derivative instruments and hedging activities	(12.3)		(0.4)	(14.5)
Conversion option feature of convertible bonds	(23.5)		—	—
Other comprehensive income	2.6		12.0	2.2

Shareholder’s equity under U.S. GAAP	372.24		413.4	431.0

(a)	All adjustments disclosed above are net of tax effects, if applicable

(b)	This amount is net of cumulative currency translation adjustment effect

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
CONDENSED U.S. GAAP STATEMENTS OF OPERATIONS AND BALANCE SHEET
Condensed U.S. GAAP Statements of Operations

	December 31

	2004	2003	2002

	(amounts in millions of euros,
	except per share data)
Operating revenues	709.5	645.6	719.0
Cost of operations	(559.5)	(494.5)	(528.6)

Gross profit	150.0	151.1	190.4

Research and development expenses — net	(33.5)	(26.9)	(27.1)
Selling, general and administrative expenses	(79.7)	(79.2)	(86.7)
Other revenues (expenses) — net	18.2	(2.3)	5.3

Operating income	55.0	42.7	81.9

Interest and other financial income and expense — net	(45.94)	(25.1)	(33.1)
Exchange losses — net	(23.6)	(4.0)	(25.4)
Equity in income of affiliates	10.3	6.5	7.2

(Loss)/Income before income taxes and Minority interest	(4.2)	20.1	30.6

Income taxes	(15.0)	(16.7)	(13.3)
Minority interest	(1.0)	(0.3)	(2.2)

Net (loss)/income	(20.2)	3.1	15.1

Weighted average number of shares outstanding	11,681,406	11,680,718	11,680,718
Dilutive potential shares from stock options	137,197	79,912	— (a)
Dilutive potential shares from bonds	— (b)	—	—

Adjusted weighted average shares and assumed option exercises	11,818,603	11,760,630	11,680,718

Earnings per share
Basic for common stock holder	(1.73)	0.27	1.29
Basic for bond holder	(1.73)	—	—
Diluted for common stock holder	(1.73)	0.26	1.29
Diluted for bond holder	(1.73)	—	—

(a)	For the year ended December 31, 2002, the effects of stock options were anti-dilutive.

(b)	For the year ended December 31, 2004, the effects of convertible bonds were anti-dilutive.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Condensed consolidated U.S. GAAP Balance Sheet

	December 31

	2004	2003	2002

	(amounts in millions of euros)
ASSETS
Current assets	480.2	418.1	511.3
Long-term assets	495.6	506.1	525.5

Total Assets	975.8	924.2	1,036.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	325.8	262.1	305.2
Total long-term liabilities	268.6	239.9	290.3
Minority interest	9.1	8.8	10.3
Total shareholders’ equity	372.2	413.4	431.0

Total liabilities and shareholders’ equity	975.8	924.2	1,036.8

Statement of Comprehensive Loss(a)

	December 31

	2004	2003	2002

	(amounts in millions of
	euros)
Net income under U.S. GAAP	(20.2)	3.1	15.1
Other comprehensive income (loss):
Changes in the cumulative translation adjustment	(13.6)	(30.5)	(42.7)
Changes in the fair value of available-for-sale securities	(7.8)	7.8	—
Changes in the fair value of derivative instruments	(1.5)	2.0	2.2

Comprehensive loss under U.S. GAAP	(43.1)	(17.6)	(25.4)

(a)	All adjustments disclosed above are net of tax effects, if applicable
Statement of Accumulated Other Comprehensive Loss(a)

	December 31

	2004	2003	2002

	(in millions of euros)
Translation adjustment	(65.2)	(51.6)	(21.1)
Fair value of available-for-sale securities	—	7.8	—
Fair value of derivative instruments	2.7	4.2	2.2

Accumulated Other Comprehensive Loss	(62.5)	(39.6)	(18.9)

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
      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options’ vesting period. The Company’s pro forma information is detailed below:

	December 31

	2004	2003	2002

	(in millions of euros except
	for income (loss) per share
	information)
Net income, as reported	€(20.2)	€3.1	€15.1
Add: total stock-based employee compensation expense included in reported net income, net of related tax effect	0.2	0.4	—
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3.8)	(4.7)	(4.5)

Pro forma U.S. GAAP net income (loss)	(23.8)	(1.2)	10.6

Earnings per share:
Basic for common stock holder — as reported	(1.73)	0.27	1.29
Basic for bond holder — as reported	(1.73)	—	—
Basic for common stock holder — pro forma	(2.04)	(0.10)	0.91
Basic for bond holder — pro forma	(2.04)	—	—
Diluted for common stock holder — as reported	(1.73)	0.27	1.29
Diluted for bond holder — as reported	(1.73)	—	—
Diluted for common stock holder — pro forma	(2.04)	(0.10)	0.91
Diluted for bond holder — pro forma	(2.04)	—	—
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
Embedded conversion option in the US$85 million convertible bonds
      The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. This debt discount is amortised to interest expense until maturity of the convertible bonds.
      Under SFAS133 a component of the convertible bonds denominated in US dollar issued on November 4, 2004 had to be accounted for as an embedded derivative as the shares to be issued upon conversion are denominated in Euro. A portion of the issuance proceeds were deemed to relate to the fair value of the derivative on issuance and subsequent changes in fair value of the derivative are recorded through earnings. The allocation of a portion of the proceeds to the derivative created a discount on issuance which is being amortized to earnings over the life of the bonds.
      The fair value of the embedded derivatives has been determined using a binomial model. The fair value increased from € 10.5 million to € 33.9 million principally as a result of the strengthening of the US dollar against the Euro and an increase in the share price of the company. When added to the accretion of the discount of €0.1 million, this resulted in aggregate expense of €23.5 million in 2004, reflected in interest and other financial expense.
      The main assumptions used for the year-end valuation are an implicit volatility of 25%, a risk-free rate of 3% and a credit-risk premium of 4.5%.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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