Form 20-F
period 2005-12-31
GENERAL GEOPHYSICS CO
filed 2006-05-09
CIK 1037962

Compagnie Générale de Géophysique
Annual Report 2005
Form 20-F

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2005 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from to Commission File Number 001-14622

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
7 1/2% Senior Notes due 2015
(Title of class)
         Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
         17,081,680 Ordinary Shares, nominal value €2 per share
         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
   Yes ☑                      No ☐
         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes    ☑             No    ☐
         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes    ☐             No    ☑
         Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑         Accelerated filer ☐         Non-accelerated filer ☐
         Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                  Item 18 ☑
         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes    ☐             No    ☑

PRESENTATION OF INFORMATION
      In this annual report, references to “United States” or “U.S.” are to the United States of America, references to “U.S. dollars”, “$” or “U.S.$” are to United States dollars, references to “France” are to the Republic of France, references to “Norway” are to the Kingdom of Norway, references to “NOK” are to Norwegian kroner and references to “euro” or “€ ” are to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty Establishing the European Union.
      As our shares are listed on the New York Stock Exchange (in the form of American Depositary Shares), we are required to file an annual report on Form 20-F with the SEC including our annual financial statements reconciled to accounting principles generally accepted in the United States (“U.S. GAAP”).
      We adopted International Financial Reporting Standards (“IFRS”) as adopted by the European Union as our primary accounting principles as of January 1, 2005. For the years ended December 31, 2001, 2002, 2003 and 2004, we prepared our consolidated financial statements in accordance with French generally accepted accounting principles (“French GAAP”).
      The differences between IFRS and U.S. GAAP as they relate to the CGG group, and the reconciliation of net income and shareholders’ equity to U.S. GAAP, are described in note 31 to our consolidated financial statements.
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
      These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire, including Exploration Resources ASA (“Exploration Resources”);

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.
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
Item 2:     OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.
Item 3:     KEY INFORMATION
Selected Financial Data
      The tables below set forth our selected consolidated financial and operating data:

•	as of and for each of the two years in the period ended December 31, 2005 in accordance with IFRS; and

•	as of and for each of the five years in the period ended December 31, 2005 in accordance with U.S. GAAP.
      The selected data included below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and “Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data for each of the years in the two-year period ended December 31, 2005 have been derived from our audited consolidated financial statements prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.
      We adopted IFRS as our primary accounting principles from January 1, 2005, and our first consolidated financial statements under IFRS are those as of and for the year ended December 31, 2005. Pursuant to proposed SEC regulations regarding the applicable periods to be presented under a comprehensive set of accounting principles, we present restated financial statements under IFRS as of and for the year ended December 31, 2004.
      The differences between IFRS and U.S. GAAP as they relate to the CGG group, and the reconciliation of net income and shareholders’ equity to U.S. GAAP are described in Note 31 to our consolidated financial statements.

	At December 31,

	2005	2004

	(in millions euros
	except for number
	of shares and
	operational data)
Amounts in accordance with IFRS:
Statement of Operations Data:
Operating revenues	869.9	687.4
Other revenues from ordinary activities	1.9	0.4
Cost of operations	(670.0)	(554.0)
Gross profit	201.8	133.8
Research and development expenses, net	(31.1)	(28.8)
Selling, general and administrative expenses	(91.2)	(78.6)
Other revenues (expenses)	(4.4)	19.3
Operating income	75.1	45.7
Cost of financial debt, net	(42.3)	(27.8)
Variance on derivative on convertible bonds	(11.5)	(23.5)
Other financial income (loss)	(14.5)	0.8
Income taxes	(26.6)	(10.9)
Equity in income of affiliates	13.0	10.3
Net loss	(6.8)	(5.4)
Attributable to minority interests	(1.0)	(1.0)

	At December 31,

	2005		2004

	(in millions euros
	except for number
	of shares and
	operational data)
Attributable to shareholders
Net income (loss) per share:	(7.8)		(6.4)
Basic(1)	(0.64)		(0.55)
Diluted(1)	(0.64)		(0.55)
Balance sheet:
Cash and cash equivalents	112.4		130.6
Working capital(3)	154.1		116.4
Property, plant & equipment, net	480.1		204.1
Multi-client surveys	93.6		124.5
Total assets	1,565.1		971.2
Financial debt(4)	400.3		249.6
Shareholders’ equity	698.5		393.2
Other financial historical data and other ratios:
ORBDA(5)	229.5		172.8
Capital expenditures (Property, plant & equipment)(6)	125.1		49.8
Capital expenditures for multi-client surveys	32.0		51.1
Net financial debt(7)	297.2		121.8
Financial debt(4)/« ORBDA »(5)	1.7	x	1.4	x
Net indebtedness(7)/« ORBDA »(5)	1.3	x	0.7	x
« ORBDA »(5)/ Net financial expenses	5.4	x	6.2	x

	At December 31,

	2005	2004	2003	2002	2001

	(in millions euros except for number
	of shares and operational data)
Amounts in accordance with US gaap:
Statement of Operations Data:
Operating revenues	860.8	709.5	645.6	719.0	795.0
Operating income	61.9	55.0	42.7	81.9	48.6
Net income (loss)	8.3	(20.2)	3.1	15.1	9.3
Per share amounts:
Basic common stock holder(1)	0.69	(1.73)	0.27	1.29	0.80
Diluted common stock holder(2)	0.67	(1.73)	0.26	1.29	0.80
Balance sheet:
Total assets	1,573.8	975.8	924.2	1,036.8	1,008.0
Financial debt(4)	416.7	266.5	232.4	307.8	279.5
Shareholders’ equity	689.5	372.2	413.4	431.0	456.4
Operational data (end of period):
Land teams in operations	11	8	12	14	12
Operational Streamers(8)	46	39	42	42	48
Data processing centers	27	26	26	26	26

(1)	Basic (under IFRS and US GAAP) and Diluted (under IFRS) per share amounts have been calculated on the basis of 12,095,925 issued and outstanding shares in 2005 and 11,681,406 issued and outstanding shares in 2004. Basic per share amounts under US GAAP have been calculated on the basis of 11,680,718 issued and outstanding shares in 2003 and 2002 and 11,609,393 issued and outstanding shares in 2001.

(2)	Diluted per share amounts under US GAAP have been calculated on the basis of 12,378,209 issued and outstanding shares in 2005, 11,681,406 issued and outstanding shares in 2004, 11,760,630 issued and outstanding shares in 2003, 11,680,718 issued and outstanding shares in 2002 and 11,609,393 issued and outstanding shares in 2001. In 2002 and 2001, the effects of stock options were not dilutive (as a result of applying the treasury stock method).

(3)	Consists of trade accounts and notes receivable, inventories and work-in-progress, tax assets, other current assets and assets held for sale less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers, current provisions and other current liabilities.

(4)	“Financial debt” means total financial debt, including current maturities, capital leases and accrued interest but excluding bank overdrafts

(5)	A discussion of « ORBDA » (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA”), including a reconciliation to net cash provided by operating activities, is found in “Item 5 Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

(6)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease.

The following table presents a reconciliation of capital expenditures to purchases of property, plant and equipment and equipment acquired under capital lease for the periods indicated:

	For the year
	ended
	December 31,

	2005	2004

	(in € millions)
Purchase of Property, Plant and Equipment	107.7	41.1
Equipment acquired under capital lease	17.4	8.7

Capital expenditures	125.1	49.8

(7)	“Net financial debt” means bank overdrafts, financial debt including current portion (including capital lease debt) net of cash and cash equivalents.

(8)	Data at December 31, 2005 include Exploration Resources’ streamers.
Exchange Rates
      The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). Such rates are provided solely for convenience and no representation is made that French francs or euro were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. Such rates were not used by us in the preparation of our audited consolidated financial statements included elsewhere in this annual report. The Noon Buying Rate on May 1, 2006 was U.S.$26.07 per euro.

	Dollars per Euro Exchange Rate

Year ended December 31,	Period-end	High	Low	Average(1)

2001	0.89	0.95	0.84	0.90
2002	1.05	1.05	0.86	0.95
2003	1.26	1.26	1.04	1.14
2004	1.35	1.36	1.18	1.24
2005	1.18	1.35	1.17	1.24

Month

November 2005	—	1.21	1.17	—
December 2005	—	1.20	1.17	—
January 2006	—	1.23	1.20	—
February 2006	—	1.21	1.19	—
March 2006	—	1.22	1.19	—
April 2006	—	1.26	1.21	—

(1)	The annual average rate is the average of the Noon Buying Rates on the last day of each month.
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
      As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. Over 80% of our operating revenues in 2004 and 2005 and approximately two-thirds of our operating expenses were denominated in currencies other than the euro. These included the U.S. dollar and, to a significantly lesser extent, other non-euro Western European currencies, principally the British pound and the Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services. Our exposure to fluctuations in the euro/ U.S. dollar exchange rate has increased considerably over the last few years due to increased sales outside of Europe.
      Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, a depreciation of the U.S. dollar against the euro harms our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such depreciation negatively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a decreased value. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure you that we will be effective or that fluctuations in the value of the currencies in which we operate will not materially adversely affect our results in the future.
     We have had losses in the past and we cannot assure that we will be profitable in the future
      Due to the accounting treatment under IFRS of our 7.75% subordinated convertible bonds due 2012 denominated in U.S. dollars, we recorded net losses (attributable to shareholders) in 2004 and 2005 of €6.4 million and € 7.8 million, respectively, although absent this item, our net income would have been positive. We cannot assure that we will be profitable in the future.
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
      With operations worldwide, and with a majority of our revenues derived outside of the United States and Western Europe, including emerging markets, our business and results of operations are subject to various risks inherent in international operations. These risks include:

•	instability of foreign economies and governments;

•	risks of war, seizure, renegotiation or nullification of existing contracts; and

•	foreign exchange restrictions, sanctions and other laws and policies affecting trade and investment.
      While we carry insurance against political risks associated with such operations, in amounts we consider appropriate in accordance with industry practices, we cannot assure you that we will not be subject to material adverse developments with respect to our international operations or that our coverage will be adequate to cover us for any losses arising from such risks.
      We and certain of our subsidiaries and affiliated entities also conduct business in countries known to experience government corruption and in countries subject to U.S. government sanctions. We are committed to doing business in accordance with all laws and our code of ethics but there is a risk that we, our subsidiaries or affiliated entities or their respective officers, directors, employees and agents may take action in violation of applicable laws, including the Foreign Corrupt Practices Act of 1977 or laws administered by the U.S. Office of Foreign Assets Control. Any such violations could result in substantial civil and/or criminal penalties and might adversely affect our business and results of operations or financial condition.
      The nature of our business is subject to significant ongoing operating risks for which we may not have adequate insurance or for which we may not be able to procure adequate insurance on economical terms, if at all.
     Future businesses and technologies that we may acquire may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.
      An aspect of our current business strategy is to seek new businesses, technologies and products to broaden the scope of our existing and planned product lines and technologies. For example, we acquired several manufacturers of seismic products in 2004 in order to expand Sercel’s product line. We also believe that the seismic industry should continue to consolidate with the goal of exploiting synergies and promoting the emergence of seismic operators possessing larger financial and technological bases, a vision that we have pursued through our acquisition of Exploration Resources in September 2005. Although we regularly explore opportunities with respect to possible acquisitions of businesses, technologies or products, we do not currently have any understandings, commitments or agreements relating to any such material transactions. Future transactions of this type could result in the incurrence of debt and contingent liabilities and an increase in amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect upon us.
      Risks we could face with respect to recent and future acquisitions include:

•	difficulties in the integration of the operations, technologies, products and personnel of the acquired company;

•	diversion of management’s attention away from other business concerns; and

•	expenses of any undisclosed or potential liabilities of the acquired company.
      The risks associated with acquisitions could have a material adverse effect upon our business, financial condition and results of operations. We cannot assure that we will be successful in consummating future acquisitions on favorable terms, if at all.
     Our acquisition of Exploration Resources exposes us to additional risks and requires additional investments.
      We believe that the acquisition of Exploration Resources presents a number of potential risks. Our integration of Exploration Resources is a challenging process to which our Group gives particular importance. The acquisition of Exploration Resources will also increase our exposure to risks relating to the offshore seismic data acquisition market, both in exclusive and multi-client surveys. We are making significant investments in connection with the modernization of certain of Exploration Resources’ vessels, and there can be no assurance as to the future financial returns on these investments. We also plan to invest, depending on opportunities, in the development of high resolution seabed seismic acquisition technologies belonging to Multiwave, a subsidiary of Exploration Resources. These technologies are relatively recent, and the market for the providers of such services is not yet mature. The effectiveness and profitability of these technologies remain to be determined.
     We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.
      We invest significant amounts in acquiring and processing seismic data that we own. By making such investments, we assume the risk that:

•	we may not fully recover the costs of acquiring and processing the data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond our control. In addition, the timing of these sales can vary greatly from period to period. Technological or regulatory changes or other developments could also adversely affect the value of the data;

•	the value of our multi-client data could be significantly adversely affected if any material adverse change occurred in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data; and

•	any reduction in the market value of such data will require us to write down its recorded value, which could have a significant adverse effect on our results of operations.
     Our working capital needs are difficult to forecast and may vary significantly which could result in additional financing requirements that we may not be able to obtain at all or on satisfactory terms.
      It is difficult for us to predict with certainty our working capital needs. This is due primarily to working capital requirements related to our marine seismic acquisition business and related to the development and introduction of new lines of geophysical equipment products. For example, under specific circumstances, we may extend the length of payment terms we grant to our customers or increase substantially our inventories. We may therefore be subject to significant and rapid increases in our working capital needs that we may have difficulty financing on satisfactory terms or at all due to limitations in our existing debt agreements.
     Technological changes and new products and services are frequently introduced in our market, and our technology could be rendered obsolete by these introductions or we may not be able to develop and produce new and enhanced products on a cost-effective and timely basis.
      Technology changes rapidly in our industry, and new and enhanced products are frequently introduced in the market for our products and services, particularly in our equipment manufacturing and data processing and geosciences sectors. Our success depends to a significant extent upon our ability to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with industry demands. While we commit substantial resources to research and development, we cannot assure you that we will not encounter resource constraints or technical or other difficulties that could delay our introduction of new and enhanced products and services in the future. In addition, our continuing development of new products inherently carries the risk of obsolescence with respect to our older products. We cannot assure you that new and enhanced products and services, if introduced, will gain market acceptance or will not be adversely affected by technological changes or product or service introductions by one of our competitors.
     We depend on proprietary technology.
      Our results of operations depend in part upon our proprietary technology. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. We hold or have applied for 144 patents, in various countries, for products and processes. These patents last between four and twenty years, depending on the date of filing and the protection accorded by each country. In addition, we enter into confidentiality and license agreements with our employees, customers and potential customers and limit access to and distribution of our technology. However, we cannot assure you that actions we take to protect our proprietary rights will be adequate to deter the misappropriation or independent third party development of our technology. Although we have not been involved in any material litigation regarding our intellectual property rights or the possible infringement of intellectual property rights of others, we cannot assure you that such litigation will not be brought in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States, which may limit our ability to pursue third parties that misappropriate our proprietary technology.
     We depend on attracting and retaining qualified employees to develop our business know-how.
      Our results of operations depend in part upon our business know-how. We believe that development of our know-how depends in large part on our ability to attract and retain highly skilled and qualified personnel. We compete with other seismic products and services companies and, to a lesser extent, the oil industry majors and national oil companies for skilled geophysical and seismic personnel, particularly in times, such as the present, when demand for seismic services is relatively high. A limited number of such skilled personnel is available, and demand from other companies may limit our ability to fill our human resources needs. Any inability of ours in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage and maintain our business and to develop and protect our know-how.
     We rely on significant customers, so the loss of a single or a few customers could have a material adverse impact on our business.
      A relatively small number of clients account for a significant percentage of our revenues. During 2005, our two largest clients accounted for 9.8% and 4.4% of our operating revenues, respectively. During 2004, our two largest clients accounted for 6.8% and 5.4% of our operating revenues, respectively. The loss of a substantial amount of the business of any of these clients could have a material adverse effect on our operating revenues and our business.
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

     Compliance with internal controls procedures and evaluations and attestation requirements will require significant efforts and resources and may result in the identification of significant deficiencies or material weaknesses.
      Beginning in fiscal year 2006, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, as a foreign private issuer to perform an evaluation of our internal controls over financial reporting and have our independent auditors publicly disclose their conclusions regarding such evaluation. We are establishing procedures in order to comply with Section 404 in the timeframe permitted under the regulations of the Securities and Exchange Commission, although as of the date of this filing we have not yet finalized these procedures. We expect that establishing procedures and ensuring compliance with these requirements will be a substantial and time-consuming process. If we fail to complete these procedures and the required evaluation in a timely manner, or if our independent auditors cannot attest to our evaluation in a timely manner, we could be subject to regulatory review and penalties which may result in a loss of public confidence in our internal controls. In addition, we may uncover significant deficiencies or material weaknesses in our internal controls. Measures taken by us to remedy these issues may require significant efforts, dedicated time and expenses, as well as the commitment of significant managerial resources. Each of these circumstances may have an adverse impact on our business, financial condition and results of operations or on our share price.
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
      Although oil and gas prices are currently at or near historical highs, which generally increases demand for our products and services, the markets for oil and gas historically have been volatile and are likely to continue to be so in the future.
      We believe that global geopolitical uncertainty or uncertainty in the Middle Eastern producing regions (where we are particularly active) could lead oil companies to suddenly delay or cancel current geophysical projects. Any events that affect worldwide oil and gas supply, demand or prices or that generate uncertainty in the market could reduce exploration and development activities and negatively affect our operations. We cannot assure you as to future oil and gas prices or the resulting level of industry spending for exploration, production and development activities.

     We are subject to intense competition, which could limit our ability to maintain or increase our market share or to maintain our prices at profitable levels.
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
     Our land and marine seismic acquisition activities may vary significantly during the year.
      Our land and marine seismic acquisition activities are partially seasonal, depending on whether they are operated in the Northern or Southern Hemisphere for weather conditions reasons, or because they depend on our important customers’ decision to invest, such decision itself relying on internal budget consideration: reluctance to take early in the year firm commitments on specific projects which will significantly impact their annual exploration budget; to the contrary, acceleration of orders by year-end to use the remaining portion of the exploration budget.
      The offshore data acquisition business is, by nature, exposed to non productive interim period — repairs, transit period from one operation zone to another during which there is usually no revenue recognition.
Risks Related to our Indebtedness
     Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.
      We have a significant amount of debt. As of December 31, 2005, our total financial debt, consolidated total assets and shareholders’ equity were €409.6 million, €1,565.1 million and € 698.5 million, respectively.
      Our substantial debt could have important consequences. In particular, it could:

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

      Failing to comply with restrictive covenants in our loan agreements or the indenture relating to our senior notes could result in an event of default that, if not cured or waived, could result in the acceleration of our outstanding debt and other financial obligations or otherwise have a material adverse effect on us.
     Our debt agreements contain restrictive covenants that may limit our ability to respond to changes in market conditions or pursue business opportunities.
      As of December 31, 2005, we had a total financial debt of €409.6 million and total shareholders’ equity of € 698.5 million. The indenture governing the notes and our syndicated credit facilities contain restrictive covenants limiting our ability and the ability of certain of our subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred shares;

•	pay dividends or make other distributions;

•	purchase equity interests or redeem subordinated indebtedness early;

•	create or incur certain liens;

•	create or incur restrictions on the ability to pay dividends or make other payments to us;

•	enter into transactions with affiliates;

•	issue or sell capital stock of subsidiaries;

•	engage in sale-and-leaseback transactions; and

•	sell assets or merge or consolidate with another company.
      Complying with the restrictions contained in some of these covenants requires us to meet certain ratios and tests, notably with respect to consolidated interest coverage, total assets, net debt, equity and net income. The requirement that we comply with these provisions may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, finance its equipment purchases, significantly increase research and development expenditures, or withstand a continuing or future downturn in our business.
     If we are unable to comply with the restrictions and covenants in the indenture governing the notes and our debt agreements, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed.
      If we are unable to comply with the restrictions and covenants in the indenture governing the notes or in our current or future debt agreements, there could be a default under the terms of these agreements. Our ability to comply with these restrictions and covenants, including meeting our financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet these tests. In the event of a default under these agreements, our lenders could terminate their commitments to lend to us or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, we cannot assure you that our assets would be sufficient to repay in full all of our indebtedness, including the notes, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.
     Despite current debt levels, we and our subsidiaries may still be able to incur substantially more debt.
      We and our subsidiaries may be able to incur substantial additional debt (including secured debt) in the future. As of December 31, 2005 we had no outstanding borrowings under our U.S. $60 million syndicated credit facility, and had availability under all other credit facilities of €9.4 million. In addition, in order to partially finance the conversion of both the C-Orion and the Geo-Challenger into 3-D vessels and to purchase new marine streamers, although we had € 112.4 million of short term or available deposits as of December 31, 2005, we may need to borrow additional amounts in the future to meet our anticipated working capital and capital expenditure needs or to pursue attractive business opportunities. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we, and they, now face could intensify.
     To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.
      Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will partly depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
      We cannot assure you that our business will generate sufficient cash flow from operations, that we will realize operating improvements on schedule, that we will find purchasers for the assets we intend to sell or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or debt restructuring would be possible, that any assets could be sold or, if sold, the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms.
     Our results could be affected by changes in interest rates.
      Our sources of liquidity include credit facilities with financial institutions charging variable interest rates over the course of drawdown periods of from one to twelve months. As a result, our interest expenses could increase if short-term interest rates increase.
     Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares.
      ADS holders may lose some or all of the value of a dividend or other distribution arising form their interest in us because of the depositary’s need to effect further transactions to transfer such value to ADS holders. For example, the depositary may be unable to convert a foreign currency into dollars when the applicable exchange rates are fluctuating, thereby reducing the value of the ultimate distribution to ADS holders. Also, there can be no assurance that the depository can convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period, all of which may reduce the value of ADS holders of the original transaction.
      ADS holders may not receive voting materials in time to instruct the depository to vote on matters that come before holders of the underlying shares. ADS holders, or those who holds ADSs through brokers, dealers or other third parties, may not have the opportunity to exercise a right to vote at all. ADS holders may not receive copies of all reports from us or from the depository. ADS holders may need to visit the depository’s offices to inspect any reports issued.
      We and the depository may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.
      You may not be able to effect claims or enforce judgments against us or our directors or officers for violations of the U.S. securities laws. We are a société anonyme under the laws of France. A majority of our directors and officers are no-U.S. residents. A substantial portion of our assets and the assets of our directors and officers are, and we expect will continue to be, located outside the United States. Consequently, you may not be able to effect service of process within the United States upon us or most of these persons, enforce judgments against us or them in the United States courts or enforce or obtain judgments in French courts against us or these persons predicated upon the securities laws of the United States.

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
Business Overview
      We believe we are a leading international provider of geophysical services and manufacturer of geophysical equipment. We provide geophysical services principally to oil and gas companies that use seismic imaging to help explore for, develop and manage oil and gas reserves by:

•	identifying new areas where subsurface conditions are favorable for the accumulation of oil and gas;

•	determining the size and structure of previously identified oil and gas fields; and

•	optimizing development and production of oil and gas reserves (reservoir management).
      We sell our geophysical equipment primarily to other geophysical service companies.
      Our operations are organized into two main segments: Services and Products. Services accounted for approximately 57% and 64% and Products accounted for approximately 43% and 36% of our consolidated revenues for the year ended December 31, 2004 and for the year ended December 31, 2005, respectively. We generate revenues (by location of customers) on a worldwide basis. For the year ended December 31, 2004, approximately 30% of our consolidated revenues were from the Americas, 40% from the Middle East and the Asia-Pacific region, 20% from Europe and CIS, and 10% from Africa. For the year ended December 31, 2005, approximately 34% of our consolidated revenues were from the Americas, 34% from the Middle East and Asia-Pacific region, 22% from Europe and CIS and 10% from Africa.
Industry Conditions
      Overall demand for geophysical services and equipment is dependent upon spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices.
      We believe that the medium-term outlook for the geophysical services sector, particularly the offshore segment, and the demand for the geophysical products is fundamentally positive for a number of reasons:

•	Economic growth, particularly in more active regions such as Asia (notably China and India), is generating increased energy demand and leading to higher energy prices and increased exploration efforts;

•	The need to replace depleting reserves and maximize the recovery of oil in existing reservoirs should encourage capital expenditures by companies engaged in exploration and production, which we expect will benefit the seismic industry;

•	The scope of application of geophysical services has considerably increased over the last several years as a result of significant research and development efforts. Geophysical services can now potentially be applied to the entire sequence of exploration, development and production as opposed to exploration only. This is particularly true with technologies such as 4D (time lapse seismic data); and

•	Finally, the depth and duration of the contraction in the geophysical sector between 1999 and 2004 may have increased awareness among geophysical service providers of the risks related to market overcapacity.
Business Strategy
      We intend to continue to strengthen our competitive position in the global geophysical services and products markets by capitalizing on growth opportunities resulting from both the application of new technologies in every sector of the oil and gas business — from exploration to production and reservoir management — and from our diversified geographic presence.
      To achieve our objective, we have adopted the following strategies:
     Focus on Growth Areas for Geophysical Services
      We believe that the continued development and enhancement of our proprietary seismic data recording equipment and software will help us to remain among the leading providers of 3D land seismic surveys. We believe that our proprietary equipment and software provide us with a competitive advantage in specific growth markets, such as data acquisition in transition zones and difficult terrain, where recent technological advances have made seismic acquisition more feasible. We intend to focus on developing our technological capabilities in emerging markets for geophysical services, such as reservoir appraisal and production monitoring. We believe that, due to our extensive international experience, we also have a competitive advantage in certain geographic markets such as Europe, Africa, the Middle East and Latin America, where we have been operating longer than many of our competitors and where we have developed partnerships with local seismic acquisition companies in several countries in these regions. We also believe that we have unique experience and expertise in complex land acquisition projects.
      Our acquisition of Exploration Resources in September 2005 following our previous significant acquisition of marine seismic assets from Aker Geo in 2001 fits within the strategy we defined in 1999 to strengthen our position in the marine seismic segment.
      We also intend to maintain our position in the marine seismic market for non-exclusive data by developing our non-exclusive data library. We believe that a strong position in this market segment enhances our global competitive position and may provide opportunities for continuing future sales. In developing our non-exclusive data library, we carefully select survey opportunities in order to maximize our return on investment. In 2005, for example, we carried out several feasibility studies for permanent seismic monitoring, most notably in Brazilian basins. We also intend to apply the latest advances in depth imaging technology to a selected part of our existing library.
      Given the growing importance of geophysics in reservoir characterization, we intend to further develop the synergies between our data processing and reservoir services. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated services. We also intend to increase our processing capability in developing disciplines, such as applications relating to reservoir description and monitoring, including 3D pre-stack depth imaging, multi-component and 4D studies. We also plan to continue promoting and developing our dedicated processing centre services within our clients’ offices and to develop our regional centers.
     Develop Technological Synergies for Products and Capitalize on New Generation Equipment
      We believe Sercel is the leading producer of land, marine and subsea geophysical equipment, particularly in difficult terrain. We plan to continue developing synergies among the technologies available within Sercel and to capitalize fully on our position as a market leader. Through internal expenditures on research and development, we seek to improve existing products and maintain an active new product development program in all segments of the geophysical equipment market (land, marine and ocean-bottom).

     Develop and Utilize Innovative Technology
      We believe that growth in demand for geophysical services will continue to be driven in part by the development of new technologies. We expect multi-component (3C/4C) surveys and time-lapse (4D) surveys to become increasingly important for new production-related applications, particularly in the marine sector, and expect specialized recording equipment for difficult terrain to become more important in land seismic data acquisition, particularly in transition zones and shallow water. We believe that to remain competitive, geophysical services companies will need to combine advanced data acquisition technology with consistently improving processing capacity in order to reduce further delivery times for seismic services. Our strategy is to take advantage of our leading technology and our ability to integrate our full range of services to enhance our position as a market leader in:

•	land and transition zone seismic data acquisition systems and know-how;

•	innovative marine or subsea acquisition systems and services;

•	seismic data processing and reservoir services; and

•	manufacturing of land, marine and subsea data acquisition equipment.
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
Operating Revenues Data
     Revenues by Activity
      The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	Year ended December 31,

	2005		2004

	(in € millions, except percentages)
Land SBU	119.8	14%	77.3	11%
Offshore SBU	319.5	37%	205.8	30%
Processing & Reservoir SBU	113.0	13%	105.0	15%
Services	552.3	64%	393.3	56%
Products	317.6	36%	299.4	44%

Total	869.9	100%	687.5	100%

     Revenues by Region (by location of customers)
      The following table sets forth our consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	Year ended December 31,

	2005		2004

	(in € millions, except percentages)
Americas	291.7	34%	207.7	30%
Asia-Pacific/ Middle East	297.3	34%	274.5	40%
Europe and CIS	190.3	22%	138.2	20%
Africa	90.6	10%	67.0	10%

Total	869.9	100%	687.5	100%

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
Land SBU
      We are a significant land seismic contractor outside North America, particularly in difficult terrain. At December 31, 2005, we had 12 land crews performing specialized 3D and 2D seismic surveys, all of which were recording data. Revenues from our Land SBU accounted for approximately 11% and 14% of our revenues in 2004 and 2005, respectively.
     Land Seismic Acquisition
      Land seismic acquisition includes all seismic surveying techniques where the recording sensor is either in direct contact with, or in close proximity to, the ground. Our Land SBU offers integrated services, including the acquisition and on site processing of seismic data on land, in transition zones and on the ocean floor (seabed surveys).
     Description of Activity
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
      Seismic surveying in transition zones and on the sea-bed is carried out by laying cables or other stationary measuring devices on the ocean floor. Ocean-bottom cables allow seismic surveys to be conducted in areas not accessible to marine vessels, such as shallow water or the area around drilling platforms. Ocean-bottom cables also provide high quality seismic data because they are in direct contact with the ocean floor.
      Our land seismic crews are equipped with advanced proprietary equipment and software used in each stage of the land seismic acquisition process, including:

•	the Sercel 408UL seismic data recorders, which feature 24-bit digital recording technology;

•	Geoland quality control software, which is used to verify that the location of field data points during a survey corresponds to their theoretical position;

•	the Sercel VE 432 vibrator electronic control system, used to synchronies and verify the emission of acoustical waves by vibrators; and

•	Geocluster software, used for on-site processing and quality control of acquired data.
      We believe that our proprietary equipment and software enable us to offer high quality, fully integrated land seismic services. We have pioneered real-time positioning of geophones and seismic sources, quality control of positioning during land surveys, and on-site processing, which together increase the accuracy and efficiency of such surveys.
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

      In Saudi Arabia, our land seismic acquisition activities are conducted through Arabian Geophysical & Surveying Co. (“Argas”), a joint venture owned 49% by us and 51% by TAQA , our local partner.
     Restructuring
      In 2003, our land acquisition business unit went through a period of intense competition that led us to reassess our presence in certain geographical land acquisition markets and to launch a restructuring program to substantially lower fixed costs in our land acquisition unit. This program is now fully implemented and our land acquisition business has broken even since the second quarter of 2005.
     Business Development Strategy
      Our strategy for the Land SBU is to:

•	focus our presence in certain geographic markets, such as Europe, Africa and the Middle East, where we believe we have a competitive advantage and where we will operate through a joint venture organized with a regional partner Industrialization & Energy Services Company (TAQA). On March 27, 2006, the Group signed a Memorandum of Understanding with TAQA, its long term Saudi Partner in ARGAS. By this Agreement TAQA will acquire 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to Land & Shallow Water Seismic Data Acquisition in the Middle East. CGG will hold the remaining 51%. CGG Ardiseis, whose headquarters are located in Dubai, will provide its clients with the whole range of CGG Land and Shallow Water Acquisition Services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of the Agreement, CGG Ardiseis activities in the Gulf Cooperation Council (GCC) countries will be exclusively operated by ARGAS (Arabian Geophysical and Surveying Company), which is 51% owned by TAQA and 49% by CGG. The transaction is expected to be closed before the end of first half 2006.

•	continue to promote our expertise in harsh environments, sensitive areas (in terms of environmental or community concerns), shallow water and transition zones, and in management of complex projects where barriers to entry are higher and pricing competition less intense; and

•	develop partnerships with local seismic acquisition companies to better leverage our technological know-how and to mitigate our risk exposure.
Offshore SBU
      We provide a full range of 3D marine seismic services, principally in the Gulf of Mexico, the North Sea and off the coasts of West Africa and Brazil as well as in the Asia-Pacific region. The capacity to both acquire and process marine seismic data is an important element of our overall strategy to maintain and develop our leading position in marine seismic data acquisition and processing. We expanded our offshore capabilities substantially in September 2005, when we acquired Exploration Resources, a Norwegian provider of marine seismic acquisition services. Revenues from our Offshore SBU accounted for approximately 30% and 37% of our revenues in 2004 and 2005, respectively, with Exploration Resources included in our results for the last four months of 2005.
     Description of Activity
      Marine seismic surveys are conducted through the deployment of submersible cables (streamers) and acoustic sources (airguns) from marine vessels. Such streamers are each up to 10 kilometers long and carry hydrophone groups normally spaced 12.5 meters apart along the length of the streamer. The recording capacity of a vessel is dependent upon the number of streamers it tows and the number of acoustic sources it carries, as well as the configuration of its data recording system. By increasing the number of streamers and acoustic sources used, a marine seismic operator can perform large surveys more rapidly and efficiently.
      Exploration Resources provides marine seismic services to the global oil and gas industry with a focus on towed seismic data acquisition, multi-client seismic services and “4C/4D” seabed operations. Exploration Resources’ activities consist of delivering 2D and 3D seismic surveys, as well as seabed surveys through its subsidiary Multiwave.

      Each of the six seismic acquisition vessels we operated prior to the Exploration Resources acquisition is equipped with modern integrated equipment and software and has the capacity to conduct 3D surveys. Our vessels can deploy between six and 10 streamers up to 10 kilometers long and are equipped with on board processing capability. In September 2005, we expanded our capacity from five seismic vessels to six with a technological upgrade of one of our source vessels, the Laurentian, into a 3D seismic vessel. We own two of our vessels and operate the other four through time charters.
      Exploration Resources owned three seismic vessels equipped for 2D studies (Princess, Duke and Venturer) and two vessels equipped for 3D studies (C-Orion and Search). In addition, it charters the Geo Challenger, a cable vessel currently being converted to 3D, on a long-term basis and the Pacific Titan, a vessel equipped for 2D studies, on a short-term basis. Search is currently chartered to TGS Nopec under a contract that runs until October 1, 2006. The 2D vessels Princess, Duke and Venturer were still partly chartered until April 2006 to Fugro Geoteam, a subsidiary of Fugro N.V., as part of a strategic alliance with Exploration Resources existing prior to our acquisition. In this framework, the parties agreed that Exploration Resources would supply the vessel, marine crew, technical support, insurance and seismic equipment, while Fugro Geoteam supplied the geophysical services, seismic personnel and operational support. Profits were then divided, with Exploration Resources receiving 60% to 85% and Fugro Geoteam receiving 15% to 40%, after agreed deductibles related to operational and capital costs.
      The C-Orion was launched as a 3D vessel with 8 streamers in early 2006 and the Geo Challenger will be converted to a 3D vessel with twelve streamers in the first half of 2006, increasing to nine the number of CGG vessels with 3D capability. The four remaining 2D vessels will be used for 2D surveys or, where possible, as source vessels for more complex operations, which have higher margins, such as for 4D, high-resolution, and wide azimuth.
      The additional vessels increase our fleet management flexibility considerably. For instance, when demand for exclusive surveys increases (as is currently the case), we are able to meet demand while continuing to devote a portion of our fleet to enhancing our multi-client library. With more vessels, we also increase our geographical coverage and can minimize unproductive time by reducing vessels’ transit between areas of operation.
      In addition to the seven vessels that are part of the Exploration Resources fleet, we operate six vessels, of which we own two, we operate two under renewable time charters with Louis Dreyfus Armateurs (“LDA”), one of the largest shipowners in France, we operate one under time charter indirectly in partnership with LDA, and we operate one under time charter with Tech Marine International Ltd. (“TMI”). Time charters allow us to change vessels in order to keep pace with market developments and provide us with the security of continued access to vessels without the significant investment required for ownership. LDA and TMI also supply crews for the three vessels each (other than persons directly involved in seismic data acquisition and ship management). Rieber Shipping AS, one of the largest ship managers in Norway, undertakes the ship management of the Exploration Resources fleet.
      Marine seismic acquisition requires advanced navigation equipment for positioning vessels, acoustic sources and streamers and specialized techniques for safe and rapid deployment and retrieval of acoustic sources and streamers. Most of the vessels operated by CGG are fitted with a full complement of modern integrated equipment and software, including onboard computer equipment running our GeovecteurPlus software, used to process seismic data.
     Seabed
      Exploration Resources’ subsidiary, Multiwave, is a Norwegian seismic company specializing in seabed seismic operations and electromagnetic seabed logging (“EM SBL”). Seabed seismic generally is a more recent process than towed seismic and generally does not compete with towed seismic. Seabed seismic operations are most often used in areas where conventional streamer acquisition is impossible. The method can also be more effective in certain types of seismic applications, such as the monitoring of existing production fields to optimize reservoir recovery rates. Seabed seismic collection is based on laying recording cables on the seabed either permanently or as a mobile system that can be re-used in other areas. The data collection may take place through multiple components (3C) adapted to seabed environments, resulting in greater accuracy than conventional towed seismic, or through permanent systems that permit continuous monitoring over time (4C/4D).
      EM SBL is a complementary data acquisition method allowing for remote identification of hydrocarbon filled layers in deepwater areas. There are only two independent providers of this patented technology, ElectroMagnetic GeoServices and OHM. Multiwave has a service agreement with ElectroMagnetic GeoServices for EM SBL projects.
      The market for seabed services is still developing, and we have until now had limited experience in it. By acquiring Exploration Resources, however, we have obtained strong know-how and experience in the fields of seabed seismic and EM SBL. We will continue to offer these services under the Multiwave name.
     Multi-client Library
      Exclusive contract surveys generally provide for us to be paid a fixed fee per square kilometer of data acquired. When we acquire marine seismic data on an exclusive basis, the customer directs the scope and extent of the survey and retains ownership of the data obtained. In regions where there is extensive petroleum exploration, such as Brazil, the Gulf of Mexico, West Africa, the Mediterranean Sea and the North Sea, we also undertake multi-client (or non-exclusive) surveys whereby we retain ownership of the seismic data. This enables us to provide multiple companies access to the data by way of license. As a result, we have the potential to obtain multiple and higher revenues, while our customers who license the data have the opportunity to pay lower prices. Exploration Resources also regularly conducted non-exclusive surveys that could later be sold to one or more customers. Exploration Resources’ multi-client library represented close to 111,000 kilometers of 2D data at the time of acquisition.
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
      Non-exclusive survey production accounted for approximately 5% of our fleet utilization in 2005 down from 15% in 2004 and 58% in 2003, a result of sharply increased demand for exclusive surveys in 2004 and inadequate fleet capacity. See “Risk Factors — Risks Related to Our Business — We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.” Within the multi-client survey market, pre-commitment sales have decreased in 2005 while after-sales have benefited from increased customer demand. For each year ended 2005, 2004, 2003 and 2002, our multi-client revenues (both pre-commitments and after-sales) have exceeded our investments in our multi-client library.
     Business Development Strategy
          Strengthening of our position in the marine segment
      Our acquisition of Exploration Resources following our previous significant acquisition of marine seismic assets from Aker Geo in 2001 fits within the strategy we defined in 1999 to strengthen our position in the marine seismic segment.
      We believe that marine seismic services constitute one of the essential pillars of a firm presence in the seismic sector. We undertook our task of strategic repositioning by means of a co-operative partnership with Louis Dreyfus Armateurs begun in 1995, which continued in 1997 with the launch of the Alizé vessel. The crisis in the seismic industry since 1999 led to overcapacity in the marine market, which resulted in a significant erosion of margins until mid-2004, when the rapid increase of demand for seismic services absorbed available capacity and today continues to create a favorable outlook for the sector in the medium term.

          Industrial consolidation
      During the period 1999-2004, our objective to reposition ourselves in the marine sector and the persistence of overcapacity in that sector led us to the conclusion that industrial consolidation was the preferred way to achieve our goals in the context of an improved market. The alternative would have been to add net capacity to an already imbalanced market, thereby contributing to the erosion of margins and increasing exposure to contractual risks. In addition, the financial difficulties of certain participants within the sector provided opportunities for consolidation on economically attractive terms. Although market conditions have improved considerably, our strategic preference remains for steps that foster industry consolidation, as we believe this is the best guarantor of rational behavior in the sector throughout the economic cycle.
      The acquisition of Exploration Resources fits squarely within our strategy, as it both promotes industry consolidation and strengthens our presence in the three segments of the marine market.
          Marine 3D segment
      The addition to our 3D fleet of the Exploration Resources vessels Search, C-Orion and Geo Challenger, with a potential total of 26 streamers, represents an increase of almost 70% over our 2005 operational capacity prior to our acquisition of Exploration Resources and not including the conversion of the Laurentian (a vessel we charter) to six streamers completed in 2005. We decided on this substantial increase in capacity at what we believe is the beginning of a favorable cycle for the sector. We believe that the capacity increase places us in the first tier of offshore seismic services companies, together with Western Geco and PGS.
          Marine 2D segment
      Exploration Resources’ four 2D vessels (including the Pacific Titan which is on short-term charter) provide us with 2D resources at a time of favorable developments in the marine 2D segment.
      Historically, 2D was typically limited to pre-exploration efforts, as clients wished to have a rudimentary 2D image of an entire area in order to rapidly identify zones that justified 3D imaging. This limited the strategic importance and value added of 2D. This situation has changed profoundly, particularly with the development of high-resolution marine acquisition projects, as well as of 4D surveys at both the surface and the seabed levels. These techniques, which we believe are destined for the promising application of seismic services to production fields, require significant support from 2D vessels as source boats (boats from which sound waves are emitted to be recorded by companion ships or seabed installations). The possession of a mixed 2D/3D fleet thus becomes a strategic advantage and an essential factor in a company’s credibility with oil company clients.
          Seabed segment
      With the acquisition of Exploration Resources and its seabed specialized subsidiary, Multiwave, we have significantly increased our expertise in the seabed segment, which we believe is in the early stages of development. Multiwave has in recent years developed recognized experience in the engineering and operational management of highly technical projects in the emerging field of subsea geophysics, both seismic and electro-magnetic, covering both the use of permanent instrumentation in production fields and the more traditional method of using recoverable instruments to perform a study.
Processing & Reservoir SBU
      We provide seismic data processing and reservoir services through our network of 30 data processing centers and reservoir teams located around the world. Revenues from our Processing & Reservoir SBU accounted for approximately 15% of our revenues in 2004 and for 13% in 2005, respectively.
     Description of Activity
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
      While our reservoir teams mainly operate from Houston (covering South American projects), London and Massy, France, we also provide seismic data processing (conventional and reservoir-oriented) services through a large network of international and regional data processing centers located around the world. We operate six international processing centers located in Massy, London, Oslo, Houston, Kuala Lumpur and Calgary. Five of these centers are linked by high-speed fiber optic connections, and all of our centers have access to powerful high-performance computers. We complement our network of international centers with regional multi-client centers and dedicated centers that bring processing facilities within our clients’ premises. Sixteen of our data processing centers are “dedicated” centers that are located in our clients’ offices. We believe that these dedicated centers are responsive to the trend among oil and gas companies to outsource processing work while providing our clients with a high level of service. These centers enable our geoscientists to work directly with clients and tailor our services to meet individual clients’ needs.
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
      Each of the principal computers used at our centers is leased for a period of approximately two years, permitting us to upgrade to more advanced equipment at the time of renewal. In 2005, we had more than 10,000 PC clusters worldwide, an average real-time computer capacity representing more than 65 teraflops, compared to approximately 40 in 2004, 30 in 2003 and approximately 15 in 2002. Our delivery time has decreased in recent years, enabling delivery of data to clients within the same timeframe as work performed directly onboard marine vessels. We believe that, with the combined capacity of our centers located in Massy and London, we have one of the largest computing capacities of any privately-owned facility in Europe.
     IT and Data Management
      We compete in the data management market through sales of PetroVision, a software designed to manage and permit instant retrieval of large quantities of geological, geophysical, well and production data.
     Processing Software Development and Sales
      We sell Geocluster, our proprietary processing software, to the oil and gas industry as well as to scientific and university research centers. This software is currently available on most modern platforms in the market, including Linux platforms. Our other proprietary software products include:

•	Geovista, a set of software products used to produce accurate images of geological structures and showing depth;

•	Stratavista, advanced software used to determine specific rock properties from stratigraphic inversion of seismic data;

•	WaveVista, a depth migration service based on wave equations;

•	VectorVista, designed to provide greater understanding of seismic data acquired with multi-component techniques; and

•	ChronoVista, a set of software products used to produce accurate images of geological structures over time.
     Business Development Strategy
      Our strategy for the Processing & Reservoir SBU is to:

•	use our expertise in fractured reservoirs to develop our processing activity in the Middle East;

•	develop and promote our high technology expertise, regional experience and flexibility with the ultimate goal of providing our clients with solutions that are innovative, adapted and geared towards reservoir solutions; and

•	consolidate our presence in our markets and further expand our activities through our network of processing centers, the quality of our personnel and our innovative technology.
Products
      We conduct our equipment development and production operations through Sercel and its subsidiaries. We believe Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and offshore seismic markets. Sercel is operated as an independent division and makes most of its sales to purchasers other than CGG. Sercel currently operates eight seismic equipment manufacturing facilities, located in Nantes, Saint Gaudens and Toulon in France, Houston, Sydney, Singapore, Alfreton in England and Calgary. In China, Sercel operates its activities through Sercel-JunFeng Geophysical Equipment Co Ltd, based in Hebei (China), in which Sercel acquired a 51% stake in the capital in 2004 and through Xian-Sercel a manufacturing joint venture with XPEIC (Xian Petroleum Equipment Industrial Corporation), in which Sercel holds a 40% interest. In addition, two sites in Massy and Brest (France) are dedicated to borehole tools and submarine acoustic instrumentation, respectively.
      Revenues from our Products segment accounted for approximately 43% and 36% of our consolidated operating revenues in 2004 and 2005, respectively.
     Description of Activity
      Sercel offers and supports worldwide a complete range of geophysical equipment for seismic data acquisition, including seismic recording equipment and seismic sources, and provides its clients with integrated solutions. Sercel’s principal product line is seismic recording equipment, particularly the 408UL 24-bit recording systems.
      In November 1999, Sercel launched the 408UL seismic data recording system, the 408UL. The 408UL offers greater operating flexibility than any other previous generation system due to:

•	clusters of ultra-light acquisition modules allowing total flexibility of configuration;

•	the option of mixing different communication media (cable, radio, micro-wave, laser, fiber-optic) to form a true network allowing the user to define data routing and hence avoid obstacles in the field; and

•	an architecture fully supported by a new generation of object-oriented software.
      The 408UL is one of the industry’s most advanced systems, and at the end of the year 2005, the installed base reached more than 785,000 channels. Sercel, seeking to provide users with systems well-adapted to various environments, developed the 408UL system on the basis of an upgradeable architecture. In 2002, Sercel expanded its family of 408UL products with the ULS version for transition zone environment and in 2003 with the digital sensor unit (DSU) featuring three component digital sensors based on the MicroElectroMechanicalSystem (MEMS). In November 2005, at the Society of Exploration Geophysicists convention in Houston, Sercel announced the launch of 428 XL, the new generation of land seismic acquisition systems. The 428 XL offers enhanced possibilities in high density and multi-component land acquisition.
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
      The Seal, our marine seismic data recording system, capitalizes on the 408 architecture and on our many years of experience in streamer manufacturing. The Seal is the currently sole system with integrated electronics. Sercel has recently developed, among other products, an innovative solid streamer cable for marine seismic data acquisition that is designed to reduce downtime due to adverse weather conditions and thereby increase data acquisition productivity. Sercel has also expanded its marine product range with ocean- bottom cable. In November 2005, Sercel launched the Sentinel solid streamer, a new product in its Seal line that is the outcome of the technological synergies realized in recent acquisitions. Sercel has already received several firm orders for the new Sentinel.
      Sercel significantly expanded its product range and increased its market share in the seismic equipment industry with the acquisitions of GeoScience Corporation in December 1999, Mark Product in 2000 and continued its expansion in 2003 and 2004. In October 2003, Sercel acquired Sodera S.A., a leading provider of air gun sources used mainly in marine seismic data acquisition. In January 2004, Sercel acquired a division of Thales Underwater Systems Pty Ltd. that develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. Both Thales’ seismic equipment business and Sercel-JunFeng have been consolidated within the CGG group from January 2004. In addition, through the acquisitions of Createch and Orca in 2004, Sercel is continuing its expansion while strengthening its position in two areas with perceived growth potential: sea-floor seismic systems and borehole seismic tools.
      As a result of these acquisitions, Sercel is a market leader in the development and production of both marine and land geophysical equipment. It is a global provider for the seismic acquisition industry with a balanced industrial position in terms of both product range and geographical presence.
     Business Development Strategy
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
      Our total backlog (Services and Products) as of March 1, 2006, stood at U.S.$990 million, of which U.S.$760 million was for Services and U.S.$230 million was for Products, excluding intra-group sales, up 108% from U.S.$475 million as of March 1, 2005, of which U.S.$350 million was for Services and U.S.$125 million was for Products, excluding intra-group sales.
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
Intellectual Property
      We continually seek the most effective and appropriate protection for our products, processes and software and, as a general rule, will file for patent, copyright or other statutory protection whenever possible. Our patents, trademarks, service marks, copyrights, licenses and technical information collectively represent a material asset to our business. However, no single patent, trademark, copyright, license or piece of technical information is of material importance to our business when taken as a whole. As of December 31, 2005, we held 144 patents in respect of different products and processes worldwide. The duration of these patents varies from four to 20 years, depending upon the date filed and the duration of protection granted by each country.
Competition
     General
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
     Land
      The land seismic market is extremely fragmented and characterized by intense price competition. The entrance of a significant number of Chinese competitors seeking to expand their international market share beginning in 2000 has driven down prices in this sector and decreased the market share of established participants. In addition, certain very active services markets, such as China and Russia, are not practically accessible to international services providers like us. The most significant service providers in land are Western Geco and BGP. We believe that price is the principal basis of competition in this market, although relationships with local service providers are important, as is experience in unusual terrain. Volume in the land seismic market increased by almost 20% in 2005 with a positive, but moderate, impact on market prices.

     Offshore
      The offshore sector has five leading participants: Western Geco, PGS, CGG, Veritas and Fugro. From 1999 to mid-2004, the offshore market experienced excess supply, which put downward pressure on prices. Because of the high fixed costs in this sector, excess supply has not been reduced by operators but rather channeled into multi-client libraries. With supply flat since 2003, however, and demand increasing gradually until mid-2004 and then more rapidly, prices have recovered significantly in this market. The market upturn was confirmed in the second half of 2005 with a continuous increase of exclusive volumes and sales from the multi-client existing libraries.
     Processing
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
     Products
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
Organizational Structure
      We are the parent company of the CGG group. Our principal subsidiaries are as follows:

	Jurisdiction of		% of
Subsidiary	Organization	Head office	interest

Sercel S.A.	France	Carquefou, France	100.0
CGG Marine SAS	France	Massy, France	100.0
CGG Americas, Inc.	United States	Houston, Texas, United States	100.0
CGG Marine Resources Norge A/ S	Norway	Hovik, Norway	100.0
Companía Mexicana de Geofisica	Mexico	Mexico City, Mexico	100.0
CGG do Brasil Participaçoes Ltda	Brazil	Rio de Janeiro, Brazil	100.0
Exploration Resources ASA	Norway	Oslo, Norway	100.0
Sercel Inc.	United States	Tulsa, Oklahoma, United States	100.0

Property, Plant and Equipment
      The following table sets forth certain information as of December 31, 2005 relating to our principal properties.

				Lease
			Owned/	expiration
Location	Type of facilities	Size	Leased	date

Paris, France	Executive offices for the CGG group	725 m2	Leased	2009
Massy, France	Principal administrative offices for the CGG group	9,174 m2	Owned
Massy, France	Data processing centre	7,371 m2	Owned
London, England	Data processing centre	2,320 m2	Leased	2011
Redhill, England	Administrative offices	2,095 m2	Leased	2010
Houston, Texas, U.S.A.	Offices of CGG Americas, Inc.	6,905 m2	Leased	2007
Houston, Texas, U.S.A.	Offices and manufacturing premises of Sercel	24,154 m [2]	Owned
Cairo, Egypt	Data processing center	2,653 m2	Leased	2013
Kuala Lumpur, Malaysia	Data processing center and administrative offices	1,152 m2	Leased	2008
Perth, Australia	Data processing center	429 m2	Leased	2008
Calgary, Canada	Administrative offices and data processing center	1,764 m2	Leased	2013
Rio de Janeiro, Brazil	Offices of CGG Do Brazil	326 m2	Leased	2010
Oslo, Norway	Data processing center CGG Norge	1,431 m2	Leased	2008
	Offices of CGG Marine Resources Norge AS	243 m2	Leased	2008
Bergen, Norway	Offices of Exploration Resources AS and Multiwave AS	992 m2	Leased	2009
Mexico City, Mexico	Registered office of CMG	570 m2	Leased	2006
Caracas, Venezuela	Administrative offices	315 m2	Leased	2007
	Processing activities	1,394 m2	Leased	2006
Carquefou, France	Sercel factory. Activities include research and development relating to, and manufacture of, seismic data recording equipment	23,318 m [2]	Owned
Saint Gaudens, France	Sercel factory. Activities include research and development relating to, and manufacture of, geophysical cables, mechanical equipment and borehole seismic tools	16,000 m [2]	Owned
Sydney, Australia	Activities include research and development relating to, and manufacture and marketing of, marine streamers	7,096 m2	Leased	2006
Xu Shui, China	Activities include research and development relating to, and manufacture of geophones	59,247 m [2]	Leased	2053
Calgary, Canada	Manufacture of geophysical cables	8,357 m2	Owned
Alfreton, England	Manufacture of geophysical cables	5,665 m2	Owned
Singapore	Manufacture of geophysical cables	5,595 m2	Owned

      We also lease other offices worldwide to support our operations. We believe that our existing facilities are adequate to meet our current requirements.
      The following table provides certain information concerning the 3D seismic vessels operated by the Offshore SBU during 2005:

		Year added	Charter		Number of		Vessel length
Vessel name	Year built	to fleet	expires	2D/3D	streamers		(in meters)

CGG Föhn	1985	1985	2008	3D	8	(1)	84.5
CGG Harmattan	1993	1993	2008	3D	8	(1)	96.5
CGG Alizé	1999	1999	2007	3D	10		100.0
Laurentian	1983	2003	2008	3D	6		84.4
CGG Amadeus	1999	2001	N/A	3D	8		87.0
CGG Symphony	1999	2001	N/A	3D	10		120.7
Search(2)	1982	2005	N/A	3D	6		98.5
C-Orion(2)	1979	2005	N/A	3D	8		81.0
Geo Challenger(2)	1999	2005	2010	3D	12 planned	(3)	96.4
Princess(2)	1985	2005	N/A	2D	1-2	(4)	76.2
Duke(2)	1983	2005	N/A	2D	1		66.7
Venturer(2)	1986	2005	N/A	2D	1-4	(4)	89.5
Pacific Titan(2)	1982	2005	2006	2D	1-4	(4)	64.5

Notes:

(1)	In high-resolution mode.

(2)	Vessel in the Exploration Resources fleet.

(3)	Following conversion to be completed in the first half of 2006.

(4)	One streamer if long or multistreamer mode for shorter streamers.
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

Item 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Operating Results
      The following operating and financial review and prospects should be read in connection with our consolidated annual financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with IFRS.
      We adopted IFRS as our primary accounting principles from January 1, 2005, and our first consolidated financial statements under IFRS are those for the year ended at December 31, 2005. They include comparative information for the year ended December 31, 2004 using IFRS as used as of and for the year ended December 31, 2005.
      As permitted by release No. 33-8567 — First-time application of International Financial Reporting Standards — issued by the U.S. Securities and Exchange Commission (the “SEC”), we are filing for our first year of reporting under IFRS in this Annual Report on Form 20-F for the fiscal year ended December 31, 2005 two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure required by this SEC release concerning exceptions to IFRS and reconciliation to previous generally accepted accounting principles applied by us.
      International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 31 (“Reconciliation to US GAAP”) to our consolidated annual financial statements describes the principal differences between IFRS and U.S. GAAP as they relate to us, and reconciles net income and shareholders’ equity to U.S. GAAP as of and for the period ended December 31, 2005 and 2004.
Factors affecting our results of operations
      We divide our businesses into two segments, geophysical services and geophysical products (seismic data acquisition equipment produced by our Sercel subsidiaries).
      We organize our geophysical services business development into two geographical areas: the Western hemisphere, which includes the Americas and the Eastern hemisphere, which includes Europe, Eastern European countries, Africa and Asia-Pacific. We also divide services into three strategic business units, or SBUs:

•	the Land SBU for land and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition and multi-client library sales; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.
      Our Products segment, which we conduct through Sercel Holding S.A. and its subsidiaries, is made up of our manufacturing and sales activities for seismic data acquisition equipment, both on land and offshore.
      Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. We believe the level of spending by such companies depends on their perception of the relationship between proven future reserves and expected future energy consumption.
      After many years of strong growth, the geophysical market in 1999, following a sharp drop in the price of oil, experienced a deep recession, which we believe resulted in a reduction of more than 40% in industry revenues compared to 1998. The geophysical services market (particularly the offshore segment) has improved since 1999 in terms of both volumes of sales and prices, gradually until mid-2004, and then more rapidly.
      We believe that two principal factors contributed to the slow recovery from 1999 to mid-2004 of geophysical services despite increasing oil and gas prices. First, global geopolitical uncertainty, particularly following the events of September 11, 2001 and the conflict in Iraq in 2003, harmed the confidence and visibility that are essential to our main clients’ long-term decision-making processes. As a consequence, they delayed or cancelled many projects. Second, geophysical service providers have generally not reacted efficiently to the difficult industry environment and have, in particular, failed to adjust their capacity in response to reduced demand, leading to continuing excess supply pushing down prices.
      We believe that during 2004, oil and gas companies (including both the major multinational oil companies and the national oil companies) and the large oil and gas consuming nations suddenly perceived a growing and potentially lasting imbalance between the supply of and demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in demand in hydrocarbons growing more rapidly than anticipated. At the same time, the excess production capacity of OPEC appeared to have reached historical lows, focusing attention on existing production capacities and available reserves. These market pressures from the both the supply and demand sides consequently produced a sharp rise in oil and gas prices.
      The recognition of an imbalance between hydrocarbon supply and demand has led the oil and gas industry to significantly increase capital expenditures in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and extraction of more oil from existing reservoirs.
      Nevertheless, our belief that the seismic industry should eventually consolidate remains unchanged. We believe that the benefit of such consolidation would be to exploit synergies and to promote the emergence of increasingly global seismic operators possessing larger financial and technological bases.
     Acquisitions and disposals
      On February 14, 2005, we ended our cooperation agreements with PT Alico, an Indonesian company. On that date, PT Alico, which was fully consolidated in our accounts until 2004 as a consequence of our contractual relationship with them, was excluded from our scope of consolidation. Under our agreements with PT Alico, we indemnified them against certain specific risks. This liability is limited and was accrued in our financial statements as of December 31, 2004. The liability will expire on June 30, 2006, at which date we will have no further commitment to PT Alico or its shareholders.
      On July 27, 2005, we established a new company in Russia, CGG Vostok, which will undertake seismic services. CGG Vostok is part of our consolidated group from the date of its creation.
      On August 29, 2005, we acquired a controlling stake of approximately 60% of Exploration Resources ASA (“Exploration Resources”), a Norwegian provider of marine seismic acquisition services (see further description in Item 4), at a purchase price of approximately NOK 340 per share corresponding to a premium of 8.3% over the last stock price of Exploration Resources’ shares on the Oslo Stock Exchange before the transaction was announced.
      We acquired, in a series of transactions, the remaining shares of Exploration Resources by the end of October 2005 for an average price, excluding fees, of NOK 338.27 per share: first by open market purchases; second, in a combined mandatory offer followed by a squeeze-out; third, by mutual agreements with the members of Exploration Resources’ management that held stock-options; and finally by agreement with the minority shareholders of Multiwave Geophysical Company ASA (“Multiwave”), Exploration Resources’ subsidiary focusing on seabed acquisition, who owned Exploration Resources shares as a consequence of the merger of Multiwave with Exploration Seismic AS, a wholly owned subsidiary of Exploration Resources.
      The total cost to us of the acquisition was €303.3 million, including €8.6 million related to acquisition fees and including the price of the shares acquired in October 2005. The reassessment of Exploration Resources’ net assets, along with our evaluation of the seismic business’s economic prospects, led us primarily to increase the book value of the vessels (by € 115 million at September 1, 2005) and to record corresponding deferred tax liabilities. The vessels were valued using combined valuation methods and, particularly, the present value of cash flows that we expect the vessels to generate.
      We have included Exploration Resources in our consolidated financial statements from September 1, 2005.

     Revenues and backlog
      Our operating revenues for the year ended December 31, 2005, including Exploration Resources’ operating revenues from September 1, 2005, increased 27% to €869.9 million from € 687.4 million for the year ended December 31, 2004. Expressed in U.S. dollars, our consolidated operating revenues for the year ended December 31, 2005 increased 26% to U.S.$1,081.0 million from U.S.$854.8 million for the year ended December 31, 2004. The increase resulted primarily from our Offshore SBU, in which revenues increased 55% in euros (55% in U.S. dollar terms) between the year ended December 31, 2005 and the year ended December 31, 2004, and from our Land SBU, in which revenues increased 55% in euros (55% in U.S. dollar terms) between the year ended December 31, 2005 and the year ended December 31, 2004.
      Our backlog for our Services and Products segments, as of March 1, 2006 was U.S.$990 million (U.S.$760 million for Services and U.S.$230 million for Products excluding intra-group sales), increasing by 108% compared to U.S.$475 million (U.S.$350 million for Services and U.S.$125 million for Products excluding intra-group sales), as of March 1, 2005.
     Foreign Exchange Fluctuations
      As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates.
      In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Condition and Results of Operations into U.S. dollars. See “Trend Information — Currency Fluctuations”.
     10 5/8% Senior Notes due 2007
      On January 26, 2005, we redeemed U.S.$75 million principal amount of our outstanding 10 5/8 % senior notes due 2007. We paid an early redemption premium of 5.3125% of the aggregate principal amount of notes redeemed (U.S.$4.0 million) plus accrued and unpaid interest. The total cost to us of the redemption was therefore U.S.$79 million plus accrued interest of U.S$1.3 million.
      On May 31, 2005, using the net proceeds from our issuance of 7 1/2% senior notes due 2015 described below, we redeemed the remaining U.S.$150 million principal amount of our outstanding 10 5/8 % senior notes due 2007. We paid an early redemption premium of 5.3125% of the aggregate principal amount of notes redeemed (U.S.$8.0 million) plus accrued and unpaid interest. The total cost to us of the redemption was therefore U.S.$158 million plus accrued interest of U.S $0.7 million.
     7 1/2% Senior Notes due 2015
      On April 28, 2005, we issued U.S.$165 million aggregate principal amount of 7 1/2 % senior notes due 2015 guaranteed by certain subsidiaries in a private placement to certain eligible investors. The notes contain a customary covenant package, with limitations on the incurrence of indebtedness, restricted payments and asset sales, among others.
      We used the net proceeds from the offering to redeem and pay accrued interest on all of the remaining outstanding U.S.$150 million aggregate principal amount of our 10 5/8 % senior notes due 2007, on May 31, 2005.
      On February 3, 2006, we issued an additional $165 million of our 7 1/2 % senior notes due 2015 issued in April 2005 in a private placement to certain eligible investors. The notes were issued at a price of 103.25% of their principal amount. The net proceeds from the notes were used mainly to repay on February 10, 2006, the $140.3 million remaining under our $375 million bridge credit facility described below and used to finance the acquisition of Exploration Resources.
     U.S.$375 million Bridge Credit Facility due 2006
      On September 1, 2005, we entered into a single currency U.S.$375 million term credit facility, which was amended on September 30, 2005, with Crédit Suisse, Paris Branch and BNP Paribas as arrangers, with a maturity date at September 1, 2006 and with the option (upon our request and upon approval of a majority of the lenders) to extend it for a further six months. We used the proceeds from this credit facility to fund our purchase of Exploration Resources shares and repaid the facility on December 23, 2005 with the proceeds of our share capital in December 2005 and our issuance of 7 1/2 % senior notes due 2015 in February 2006.
      The credit facility carried interest at a graduated rate beginning with a base margin, depending on the credit rating assigned by either Moody’s or Standard & Poor’s to our outstanding U.S.$165 million 7 1/2% senior notes due 2015 (4.25% at BB-/ Ba3 or higher, 5.25% at B+/ B1, 5.75% at B/ B2 and 6.25% at B-/ B3 or lower), over US$ LIBOR until March 1, 2006.
     U.S$85 million convertible bonds due 2012
      The terms of our U.S.$85 million convertible bonds due 2012 were amended by our general meeting of bondholders held on November 2, 2005, as approved by a general meeting of our shareholders held on November 16, 2005 in order to provide bondholders with the opportunity to redeem their convertible bonds before maturity and receive an additional cash payment. The early conversion period was open from November 17 to November 18, 2005, inclusive. At the conclusion of the conversion period, 11,475 convertible bonds due 2012 were converted, leading to the issuance of 1,147 500 new shares. 2,525 convertible bonds remain outstanding with a nominal value of $15.3 million. We paid a total premium of $10.4 million (€ 8.9 million) to the bondholders who converted their bonds.
     Share Capital Increase
      On December 16, 2005 we completed a share capital increase by way of preferential subscription rights. We issued 4,099,128 new shares of our common stock bearing rights from January 1, 2005, bringing our total share capital at that date to 17,079,718 ordinary shares with a par value of € 2 per share. We used the net proceeds of the share capital increase to repay approximately U.S.$234.7 million under our U.S.$375 million bridge credit facility used to finance the acquisition of Exploration Resources.
     Renewed and new time charters agreements
      We renewed the time charter party agreement of our seismic vessel, the Laurentian, in April 2005 with modified contractual conditions. As a result, it was qualified as a capital lease and was reported as such in our financial statements at and for the six months ended June 30, 2005. The total lease obligation is U.S.$27.8 million (€23.6 million) over its three-year term plus a residual value of U.S.$7.3 million (€6.2 million). The net present value of future lease payments under the capital lease is U.S.$16.8 million (€14.2 million) and the remaining part of the obligation is accounted for as operating expenses over the duration of the agreement. This amount, less the estimated residual value of U.S.$7.3 million (€6.2 million) will be depreciated over the duration of the agreement. Likewise, the time charter party agreement of the Geochallenger seismic vessel, included in Exploration Resources’ assets at September 1, 2005, has been accounted for as a capital lease. The total lease obligation is U.S.$48,8 million (€41,4 million) over its five-year term plus a residual value of NOK 230 million (€30 million). The net present value of future lease payments under the capital lease is U.S.$54.8 million (€46.5 million) and the remaining part of the obligation is accounted for as operating expenses over the duration of the agreement. This amount, less the estimated residual value of NOK 230 million (€ 30 million) will be depreciated over the duration of the agreement.
Critical Accounting Policies
      Our significant accounting policies, which we have applied consistently, are fully described in note 1 to our consolidated financial statements included elsewhere in this document. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations, and these are described below. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty.

     Operating revenues
      Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with a transaction will flow to the relevant entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage on completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.
          •   Multi-client surveys
      Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
      Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
      Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.
      We recognize pre-commitments as revenue when production is begun based on the ratio of project cost incurred during that period to total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
      After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically-defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, we will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
      After sales volume agreements — We enter into customer arrangements in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, we will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
          •   Exclusive surveys
      In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
      The billings and the costs related to the transits of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

      In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.
          •   Other geophysical services
      Revenues from our other geophysical services are recognized as the services are performed and, when related to long-term contracts, using the performance method of recognizing income.
          •   Equipment sales
      We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.
          •   Software and hardware sales
      We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
      If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
      If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.
      Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.
     Multi-client surveys
      Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
      We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record).
      In this respect, we use three different sets of parameters depending on the area or type of surveys considered:

—	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a three-year period, should total accumulated depreciation from the 66.6% of revenues amortization method be below this minimum level;

—	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery; and

—	Long term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation on a seven-year period from data delivery.

     Development costs
      Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.
      Expenditure on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

—	the project is clearly defined, and costs are separately identified and reliably measured,

—	the product or process is technically and commercially feasible,

—	we have sufficient resources to complete development, and

—	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.
      Expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.
      Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.
      We amortize capitalized developments costs over 5 years.
      Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.
     Impairment
      In accordance with IAS 36 “Impairment of assets”, the carrying amounts of our assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, we estimate the asset’s recoverable amount. Factors we consider important by that could trigger an impairment review include the following:

—	significant underperformance relative to expected operating results based upon historical and/or projected data,

—	significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and

—	significant negative industry or economic trends.
      The recoverable amount of tangible and intangible assets is the greater of their net fair value less costs to sell and value in use.
      For cash generating units comprised of goodwill, assets that have an indefinite useful life or intangible assets that are not yet available for use, we estimate the recoverable amount at each balance sheet date.
      We determine the recoverable amounts by estimating future cash flows expected from the assets or from the cash generating units, discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
      We recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
      Impairment losses are recognized in the income statement. Impairment losses recognized in respect of a group of non independent assets allocated to a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.
     Onerous contracts
      We recognize a provision for onerous contracts corresponding to our estimates of the excess of the unavoidable costs of meeting the obligations under the contract over the economic benefits expected to be received under the contract estimated by the Group.
     Convertible bonds
      As our $85 million 7.75% subordinated bonds due 2012 convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. As a result, we have bifurcated the embedded conversion option by € 10.5 million at the issuance of the bonds as “Other non-current assets”. The discounting of the bonds at issuance is accounted for as “Cost of financial debt” until the maturity of the bonds.
      Changes in the fair value of the embedded derivative are recognized in the consolidated income statement in the line item “Variance on derivative convertible bonds”. The fair value of the embedded derivative has been determined using a binomial model.
Year ended December 31, 2005 compared with year ended December 31, 2004
     Revenues by Activity
      The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods indicated:

	Year ended December 31,

	2005		2004

	(in million of euros,
	except percentages)
Land SBU	119.8	14%	77.3	11%
Offshore SBU	319.5	37%	205.7	30%
Processing and Reservoir SBU	113.0	13%	105.0	15%

Services	552.3	64%	388.0	56%
Products	317.6	36%	299.4	44%

Total	869.9	100%	687.4	100%

     Operating Revenues
      Our consolidated operating revenues for the year ended December 31, 2005 increased 27% to €869.9 million from € 687.4 million for 2004. Expressed in U.S dollars, our consolidated operating revenues increased 26% to U.S.$1,081.0 million from U.S.$854.8 million. The increase was attributable to our Services segment, particularly to our Offshore SBU (which included Exploration Resources’ results for part of 2005) and our Land SBU.
          Services
      Operating revenues for our Services segment (excluding intra-group sales) for the year ended December 31, 2005 increased 42% to €552.3 million from € 388.0 million for 2004. Expressed in U.S. dollars, operating revenues increased 42% to U.S.$686.2 million from U.S.$482.5 million. This increase was primarily attributable to our Offshore SBU (which included Exploration Resources’ results of operations from September 1, 2005) and, to a lesser extent, to our Land SBU.
      Land SBU. Operating revenues for our Land SBU for the year ended December 31, 2005 increased 55% to €119.8 million from € 77.3 million for 2004. Expressed in U.S. dollars, operating revenues increased 55% to U.S.$148.8 million from U.S.$95.8 million. The increase is principally attributable to weak results in 2004 and reflects a better filling of capacity in this SBU after its restructuring in 2003, with a strong level of orders spread over 2005.
      For 2005, 17 crews on average were in operation compared to 12 crews on average for 2004.
      Offshore SBU. Operating revenues for our Offshore SBU increased 55% to €319.5 million for the year ended December 31, 2005 from €205.8 for 2004. In U.S. dollar terms, operating revenues increased 55% to U.S.$397.1 million from U.S.$256.2 million. This increase is principally due to: low exclusive sales results in 2004, with notably low price levels in the first half of 2005; a high level of multi-client survey after-sales in 2005; and Exploration Resources’ contribution to operating revenues from September 1, 2005 of € 28.8 million (U.S.$35.8 million), which represented 9.0% of operating revenues for the year ended December 31, 2005.
      Exclusive sales increased 90% to €185.8 million for the year ended December 31, 2005 compared to €97.9 million for 2004. Exclusive contracts accounted for 58% of our Offshore sales for the year ended December 31, 2005 compared to 48% for 2004 as we shifted more resources toward exclusive contracts, due to price increases since the first half of 2004 and as we increased production capacity in the second half of 2005 with the upgrade of the vessel Laurentian and the acquisition of Exploration Resources. Multi-client data sales increased 24% to €133.7 million for the year ended December 31, 2005 from €107.9 million for 2004 primarily due to a strong level of after-sales. Pre-commitment sales decreased 7% to €36.3 million for the year ended December 31, 2005 from €39.0 million for 2004 due to a mix of services more oriented towards exclusive surveys. After-sales increased by 41% to €97.4 million for the year ended December 31, 2005 from € 68.9 million for 2004 due to high demand for existing data in the Gulf of Mexico and Brazil.
      Processing and Reservoir SBU. Operating revenues for our Processing and Reservoir SBU increased 8% to €113.0 million for the year ended December 31, 2005 from € 105.0 million for 2004. In U.S. dollar terms, operating revenues increased 8% to U.S.$140.4 million from U.S.$130.4 million due to a dynamic market with strong demand for high quality imagery.
          Products
      Operating revenues for our Products segment for the year ended December 31, 2005 increased 21% to €378.8 million from € 313.6 million for 2004. Expressed in U.S. dollar terms, revenues increased 21% to U.S.$468.8 million for the year ended December 31, 2005 from U.S.$389.9 million in the year ended December 31, 2004. The overall increase was primarily due to stronger demand for Seal marine recording systems or system upgrades from various customers including our own Services segment. Demand for land equipment grew moderately as a result of an increase in demand during the second half of 2005 following a mild decrease in the first half of the year. The high demand for marine equipment came largely from our Services segment in the last quarter of 2005.
      Excluding intra-group sales, operating revenues increased 6% to €317.6 million for the year ended December 31, 2005 from € 299.4 million for 2004. Expressed in U.S. dollar terms, revenues excluding intra-group sales increased 6% to U.S.$394.8 million for the year ended December 31, 2005 from U.S.$372.3 million for 2004, since a large part of Products sales was dedicated to Services segment, thus eliminated in consolidation.
     Operating Expenses
      Cost of operations, including depreciation and amortization, increased 21% to €670.0 million for the year ended December 31, 2005 from € 554.0 million for 2004, due to broader production capacities both in the Services segment, with an extended offshore fleet, and in the Products segment. As a percentage of operating revenues, cost of operations decreased to 77% for the year ended December 31, 2005 from 81% for 2004. Gross profit increased 51% to €201.8 million for the year ended December 31, 2005 from € 133.8 million for 2004 for the reasons discussed above.
      Depreciation expense increased for the year ended December 31, 2005 by 16% to €76.3 million from €65.5 million for 2004, mainly due to depreciation of Exploration Resources vessels from September 1, 2005. Multi-client surveys depreciation was €69.6 million for the year ended December 31, 2005 compared with € 66.5 million for 2004.
      Research and development expenditures, net of government grants, increased 8% to €31.1 million for the year ended December 31, 2005 from €28.8 million for 2004 due to new equipment development efforts in our Products segment. Research and development expenditures in the Services segment are presented net of a research tax credit of € 2.5 million for the year ended December 31, 2005.
      Selling, general and administrative expenses increased 16% to €91.2 million for the year ended December 31, 2005 from € 78.6 million for 2004. As a percentage of operating revenues, selling, general and administrative costs decreased to 10% for the year ended December 31, 2005 compared to 11% for 2004.
      Other expenses totaled €4.4 million for the year ended December 31, 2005 compared to € 19.3 million of other income for 2004.
      Other expenses for the year ended December 31, 2005 included primarily:

—	€2.9 million expense related to the application of our hedging policy (a €0.9 million expense in the Services segment, a €3.6 million expense in the Products segment and a € 1.6 million elimination on hedging on intra-group sales of equipment); and

—	a € 1.0 million net loss on fixed assets sold or written-off.
      Other income for the year ended December 31, 2004, included primarily:

—	a € 7.9 million gain on the sale of PGS shares (at the corporate level);

—	a €1.8 million of insurance proceeds related to the seismic vessel the CGG Mistral (in the Services segment);

—	a € 2.2 million gain on the sale of a building (in the Services segment); and

—	a € 4.5 million income related to the application of our hedging policy (in Products segment).
     Operating Income
      Operating income increased 64% to €75.1 million for the year ended December 31, 2005 compared to € 45.7 million for 2004. The increase was principally attributable to our Services segment.
      Operating income from our Services segment was €25.2 million for the year ended December 31, 2005 compared to a loss of € 19.8 million for 2004. This increase was primarily due to the improved profitability in our Offshore SBU, which experienced higher market prices, a higher level of after-sales and greater capacity following our acquisition of Exploration Resources, and to the firm recovery of the Land SBU.
      Operating income from our Products segment was €79.8 million for the year ended December 31, 2005 compared to € 64.5 million for 2004. This increase was primarily due to a higher volume of sales and improved gross margins.
     Cost of Financial Debt, Net
      Net cost of financial debt increased 52% to €42.3 million for the year ended December 31, 2005 from €27.8 million 2004. This increase was primarily due to the €9.4 million financial cost of the early redemption of our 10 5/8% bonds due 2007 in 2005 and interest and fees of € 14.2 million under our U.S.$375 million bridge credit facility.

     Variance on derivative on convertible bonds
      The variance in the fair value of the conversion option embedded in our 7.75% U.S.$85 million convertible bonds due 2012 resulted in an aggregate other financial expense of €11.5 for the year ended December 31, 2005 and of € 23.5 million for 2004.
      The increase in the value of the derivative of €11.5 million includes a €6.3 million increase related to the 11,475 bonds converted into shares in November 2005 and a €5.2 million increase related to the 2,525 bonds remaining outstanding at December 31, 2005. The increase in the value of the derivative is mainly due to the strengthening of the U.S. dollar against the euro and the increase in our share price, being acknowledged that, as regards the derivative related to the bonds effectively converted in November 2005, the value was reduced by the time-component as a result of the conversion in shares, for an amount of € 8.9 million.
     Other Financial Income
      Other financial expenses were €14.5 million for the year ended December 31, 2005 compared to other financial income of €0.8 million for 2004. The other financial expenses for the year ended December 31, 2005 include a €12.6 expense related to the early conversion of 11,475 convertible bonds, which included the premium of U.S.$10.4 million (€8.9 million) paid to the bondholders who converted their bonds and the write-off of remaining issuance fees of € 3.7 million at the date of conversion.
     Equity in Income of Affiliates
      Equity in income of affiliates accounted for under the equity method increased to €13.0 million for the year ended December 31, 2005 from €10.3 million for 2004. Equity in income from Argas, our joint venture in Saudi Arabia, increased to €12.7 million for the year ended December 31, 2005 from € 10.4 million for 2004.
     Income Taxes
      Income taxes increased to €26.6 million for the year ended December 31, 2005 from € 10.9 million for 2004.
      The expectation of positive tax results at CMG, our Mexican subsidiary, (confirmed by the earning of taxable income in 2005), led us at December 31, 2005 to recognize a deferred tax asset and income of €2.4 million, representing CMG’s net operating loss carryforwards. Likewise, Sercel Inc.’s positive tax planning led us in 2004 to recognize a deferred tax asset and income of € 10.4 million representing Sercel Inc.’s net operating loss carryforwards.
      The increase in tax expense, excluding the non-recurring deferred tax income, is mainly due to higher tax expenses in the United States and in the United Kingdom due to the increased revenues in those countries.
      We are not subject to a worldwide taxation system, and the income tax paid in foreign countries, primarily based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.
     Net Loss
      For the year ended December 31, 2005 we had a net loss of €7.8 million compared to a net loss of € 6.4 million for the year ended December 31, 2004.
Liquidity and Capital Resources
      Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as, most recently, Exploration Resources).
     Operations
      For the year ended December 31, 2005, our net cash provided by operating activities, before changes in working capital, was €204.0 million compared to € 149.7 million for 2004. This increase was primarily due to the increase in our operating income. Changes in working capital for the year ended December 31, 2005 had a negative impact of €21.6 million compared to a negative impact of € 22.8 million for 2004.
     Investing Activities
      During the year ended December 31, 2005, we incurred purchases of tangible and intangible assets of €117.1 million compared to €44.4 million for 2004. In addition, we entered into €17.4 million of new capital leases primarily related to the vessel Laurentian for the year ended December 31, 2005 compared with € 8.7 million for the year ended December 31, 2004.
      We also invested €32.0 million in our multi-client library during the year ended December 31, 2005, primarily for 2D data acquisition in Libya and depth reprocessing of our existing Gulf of Mexico 3D library. As of December 31, 2005, the net book value of our marine multi-client data library was €93.6 million compared to €124.5 million as of December 31, 2004 due to intensive depreciation of surveys linked to high volume of after-sales. We invested € 51.1 million in our multi-client library during the year ended December 31, 2004.
      We acquired all of the shares of Exploration Resources for a net investment of € 265.8 million corresponding to the price we paid for the shares less the cash held by Exploration Resources at the acquisition date.
      Acquisition capital expenditures in 2004 of €27.9 million consisted primarily of the acquisition of Thales Underwater Systems for €21.7 million, Hebei JunFeng Geophysical Co. Ltd for €9.8 million, Orca Instrumentation for €1.3 million and Createch Industrie for € 1.9 million.
      Proceeds from sales of assets in 2004 primarily correspond to the sale of our PGS shares for € 17.2 million.
     Financing Activities
      Net cash provided by financing activities for the year ended December 31, 2005 was €193.4 million, resulting principally from our U.S.$375 million bridge credit facility entered on September 1, 2005 to acquire Exploration Resources. This bridge facility was drawn in the amount of U.S.$375 million in October 2005, then partially repaid on December 23, 2005 in the amount of U.S.$34.7 million with the proceeds of our share capital increase on December 16, 2005. The bridge facility remained drawn as of December 31, 2005 by €118.9 million (U.S.$140.3 million). We also redeemed our outstanding 10 5/8% senior notes due 2007 prior to maturity in aggregate principal amount of U.S.$225 million (U.S.$75 million on January 26, 2005 and U.S.$150 million on May, 31, 2005) and issued U.S.$165 million aggregate principal amount of 7 1/2 % senior notes due 2015 on April 28, 2005.
      Net debt was €297.0 million as of December 31, 2005 and € 121.8 million as of December 31, 2004. The ratio of net debt to equity increased to 43% as of December 31, 2005 from 31% at December 31, 2004. Excluding foreign exchange rate effect, the increase in net debt was mainly related to the Exploration Resources’ acquisition, corresponding approximately to the sum of the acquired debt and the debt incurred for the acquisition of the shares of Exploration Resources.
      “Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. The following table presents a reconciliation of net debt to financing items of the balance sheet at December 31, 2005 and at December 31, 2004:

	December 31,	December 31,
	2005	2004

	(in million of euros)
Bank overdrafts	9.3	2.8
Current portion of financial debt	157.9	73.1
Financial debt	242.4	176.5
Less cash and cash equivalents	(112.4)	(130.6)

Net debt	297.2	121.8

      ORBDA for the year ended December 31, 2005 was €229.5 million compared to € 172.8 million for the corresponding period in 2004.
      “ORBDA” (Operating Result Before Depreciation and Amortization is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because our syndicated credit facility dated March 12, 2004 requires us to respect a maximum ratio of consolidated net debt to ORBDA. The maximum permitted ratio of consolidated net debt to ORBDA under the syndicated credit facility is 2.50 on the 12 months period preceding December 31, 2005 and 2.00 on the following 12 months periods. If we fail to meet this ratio and do not obtain waivers, we may be unable to borrow under such facility and may be compelled to repay amounts outstanding thereunder. Either the inability to borrow or the requirement to repay borrowed sums may have a negative effect on our liquidity and, consequently, may increase our vulnerability to general adverse economic and industry trends or limit our flexibility in adapting to such trends. ORBDA is not a measure of financial performance under IFRS or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS or U.S. GAAP.
      The following table presents a reconciliation of ORBDA to “Net cash provided by operating activities” for the periods indicated:

	Year ended
	December 31,

	2005	2004

	(in million of
	euros)
ORBDA	229.5	172.8
Other financial income (expense) — net	(26.0)	(22.7)
Income tax paid	(31.7)	(17.0)
Non-recurring gains (losses)	(0.5)	3.0
Increase (decrease) in other long-term liabilities	6.7	(3.5)
Expense and income calculated on stock-option	0.4	0.5
Less net gain on sale of asset	1.6	(11.5)
Other non-cash items	27.5	21.4
(Increase) decrease in trade accounts and notes receivables	(24.3)	(26.8)
(Increase) decrease in inventories and work in progress	(45.2)	(16.4)
(Increase) decrease in other current assets	(3.1)	17.4
Increase (decrease) in trade accounts and notes payables	38.8	9.0
Increase (decrease) in other current liabilities	1.0	(5.5)
Impact of changes in exchange rate	11.2	(0.5)
Less variation of current assets allowance included above	(3.5)	6.7

Net cash provided by operating activities according to cash-flow statement	182.4	126.9

      The following table sets forth our contractual obligations as of December 31, 2005:

	Payments due by period

	Less
	than			After
	1 year	1-3 years	4-5 years	5 years	Total

	(in million of euros)
Long-term debt (Note 12)	135.7	17.7	10.1	147.3	310.8
Capital Lease Obligations	23.8	32.2	14.5	30.1	100.6
Operating Leases	51.6	43.2	10.3	0.8	105.9
Other Long-term Obligations (bond interest)	11.5	23.0	23.0	47.2	104.7

Total Contractual Obligations	222.6	116.1	57.9	225.4	622.0

     Off-Balance Sheet Arrangements
      We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
Research and development
      Our ability to compete effectively and maintain a significant market position in our industry depends to a substantial extent upon our continued technological innovation. We have focused on rationalizing our research and development activities both to reduce costs and to focus our research and development efforts primarily on reservoir characterization, multi-component seabed seismic processing techniques, structural imaging and advanced seismic recording equipment. Our research and development teams, totaling approximately 320 employees, are divided among operating divisions. Sercel has strong research capabilities, especially in underwater acoustic transmission, oceanographic metrology and borehole electronics for area studies. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities, such as Bergen university, or other clients or by acquiring technology under license from others. We have historically entered into and continue to pursue common research programs with the Institut Français du Pétrole, an agency of the French government.
      While the market for our products and services is subject to continual and rapid technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of numerous inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines (as further developed in item 4). During 2004 and 2005, our research and development expenditures incurred (including capitalized costs and excluding grants received) were €35.5 million, and €43.5 million, respectively, of which approximately 5.6%, and 3.9%, respectively, was funded by French governmental research entities, such as the Fonds de Soutien aux Hydrocarbures (which funding is to be repaid to such organizations from sales of products or services developed with such funds).
      We have budgeted €45 million for research and development expenditures in 2006, including both expensed and capitalized costs, of which we expect to receive approximately €[4] million from the Agence Nationale de Valorisation de la Recherche.
Trend information
     Currency Fluctuations
      Certain changes in operating revenues set forth in U.S. dollars in this Annual Report on Form 20-F were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

      As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the year ended December 31, 2005 and the year ended December 31, 2004, about 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.
      Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro/ U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
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
      In order to improve the balance of our net position of receivables and payables denominated in foreign currencies, we maintain a portion of our financing in U.S. dollars. At December 31, 2005 and 2004, our total outstanding long-term debt denominated in U.S. dollars was U.S.$454.9 million (€385.6 million at the December 31, 2004 exchange rate) and U.S.$307.8 million (€ 226.0 million at the December 31, 2002 exchange rate), respectively, representing 97% and 92%, respectively, of our total financial debt outstanding at such dates.
      In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. As of December 31, 2005 and 2004, we had U.S.$183.6 million (with a euro equivalent-value of €152.4 million) and U.S.$127 million (euro equivalent-value of € 101.9 million), respectively, of notional amounts outstanding under euro/ U.S. dollar forward exchange contracts and other foreign exchange currency hedging instruments.
      We do not enter into forward foreign currency exchange contracts for trading purposes.
     Inflation
      Inflation has not had a material effect on our results of operations during the periods presented. We operate in, and receive payments in the currencies of, certain countries with historically high levels of inflation, such as Mexico, Brazil and Venezuela. We attempt to limit such risk by, for example, indexing payments in the local currency against, principally, the U.S. dollar exchange rate at a certain date to account for inflation during the contract term.
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
      We have significant tax loss carryforwards that are available to offset future taxation on income earned in certain OECD countries. We recognize tax assets if budget estimates also indicate enough profits for the following years to use carryforward losses.
     Seasonality
      Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere. Also, our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during the first quarter of the year. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.
Recently issued U.S. accounting pronouncements
     FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations”
      In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The adoption of FIN 47 did not have a material effect on our financial condition or results of operations.
     SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material effect on our consolidated financial position or results of operations.
Subsequent Events
      On March 13, 2006, CGG Marine Resources Norge AS concluded a medium term financing agreement for U.S.$26.5 million with a bank. The purpose of this agreement is to finance the acquisition of newly-developed “Sentinel” streamers for the Offshore business. This financing is guaranteed by a pledge on the equipment.
      On March 27, 2006, we signed a Memorandum of Understanding with Industrialization & Energy Services Company (TAQA), our long term Saudi Partner in Argas. Under this Agreement TAQA will acquire 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land & shallow water seismic data acquisition in the Middle East. We will hold the other 51%. CGG Ardiseis, whose headquarters are located in Dubai, will provide its clients with a complete range of CGG land and shallow water acquisition services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. CGG Ardiseis activities in the Gulf Cooperation Council countries will be exclusively operated by Argas, which is 51% owned by TAQA and 49% by CGG.
      On March 29, 2006, Exploration Resources concluded a credit facility of U.S.$70 million. The proceeds from this credit facility will finance seismic equipment for the vessels “C-Orion” and “Geo-Challenger” and the conversion of the “Geo-Challenger” from a cable laying vessel to a 3D seismic vessel.
      On March 31, 2006, the Norwegian government decided not to award production licenses on blocks where the survey Moere is located. As this decision changes our previous estimate of future sales, this € 4.6 million survey will be fully depreciated at March 31, 2006.

Item 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     Board of Directors
      Under French law, the Board of Directors determines our business strategy and monitors business implementation. Subject to the specific powers granted by the ordinary general shareholders’ meeting, the Board of Directors deals with any issues relating to our affairs. In particular, the Board of Directors prepares and presents our year-end accounts to our ordinary general shareholders’ meeting. Our Board of Directors consists of between six and 15 members elected by our shareholders. Under French law, a director may be an individual or a legal entity for which an individual is appointed as permanent representative.
      Our statuts (memorandum and articles of association) provide that each director is elected for a six-year term by the ordinary general shareholders’ meeting. There is no obligation for directors to be French nationals. According to French corporate law, a physical person may simultaneously hold the office of director in no more than five sociétés anonymes whose registered offices are located on French territory, subject to certain exceptions. Each director will be required to own at least 100 of our shares, beginning on the date of our general shareholders’ meeting in 2007 to approve our 2006 financial statements.
      Directors are required to comply with applicable law and our statuts. Under French law, directors are responsible for actions taken by them that, inter alia, are contrary to the company’s interests and may be held liable for such actions both individually and jointly with the other directors.
      The following table sets forth the names of our current directors, their positions, the dates of their initial appointment as directors and the expiration dates of their current term.

		Initially	Term
Name	Position	appointed	expires

Robert Brunck(1)	Chairman of the Board and	1998	2008
	Chief Executive Officer
Olivier Appert(2)	Director	2003	2008
Rémi Dorval(3)	Director	2005	2010
Jean Dunand(3)	Director	1999	2007
Gérard Friès(1)	Director	2002	2008
Yves Lesage(3)	Director	1988	2009
John MacWilliams(1)	Director	1999	2011
Christian Marbach(1)	Director	1995	2007
Robert Semmens(2)(3)	Director	1999	2011
Daniel Valot(2)	Director	2001	2006

Notes:

(1)	Member of Strategic Planning Committee.

(2)	Member of Appointment-Remuneration Committee.

(3)	Member of Audit Committee.
      Mr. Brunck, 56, has been our Chairman and Chief Executive Officer since May 1999. Mr. Brunck was our Vice Chairman and President from September 1998 to May 1999 and was our President and Chief Operating Officer from February 1995 to September 1998. Mr. Brunck was Vice President of Administration and Development from 1991 to 1995 and Chief Financial Officer from 1989 to 1991. He is a member of the Supervisory Board of Sercel Holding S.A., Chairman of the Board of Directors of CGG Americas, Director of the Ecole Nationale Supérieure de Géologie, Director of the Bureau of Geological and Mining Research, Director of the Conservatoire National des Arts et Métiers, Director of the Groupement des Entreprises Parapétrolières et Paragazières and Chairman of Armines.

      Mr. Appert, 56 has been Chairman and Chief Executive Officer of the French Petroleum Institute (Institut Français du Pétrole, or IFP) since April 2003. Mr. Appert was President for long-term co-operation and energy policy analysis within the International Energy Agency since October 1999. He is also a Director of Technip and of the Institut de Physique du Globe de Paris.
      Mr. Dorval, 55, has been Vice-Chairman and Chief Executive Officer of Soletanche-Bachy Entreprise since June 1997. Mr. Dorval is Director, Vice Chairman and President of Solétanche Bachy France, Chairman of Forsol, a Director of Solétanche S.A., Solmarine, SHPIC, Sol-Expert International, Sepicos Perfosol, Solétanche Bachy GmbH, Bachy Soletanche Holdings, Rodio Inc. and Nicholson. He is also Director, Chairman and Chief Executive Officer of SolData and permanent representative of Solétanche Bachy France in the economic group SB Mat.
      Mr. Dunand, 66, was Financial and Legal Director of ISIS from 1999 to December 2001 and was Deputy General Manager (Russia and CIS) of Total Exploration-Production from 1994 to 1999.
      Mr. Friès, 50, has been Senior Executive Vice President of IFP since September 2001. Mr. Friès was Vice President of the Geoscience Research Centre of Totalfina Exploration UK plc from 1999 to September 2001 and was a Director of Elf Gabon from 1997 to 1999. Mr. Friès is a Director of ISIS Développement, a member of the Board of Malmaison Resources Inc., Beicip Inc., IFP Technologies Canada Inc. and a member of the Supervisory Board of Beicip-Franlab.
      Mr. Lesage, 68, has been CGG Honorary Chairman since May 1999. Mr. Lesage was Chairman and Chief Executive Officer of CGG from January 1995 to May 1999. He was Chairman, President and Chief Executive Officer of Sogerap from 1994 to 1995.
      Mr. MacWilliams, 50, is a Partner of The Tremont Group LLC. He has been a Partner of The Beacon Group LLC since 1993. Mr. MacWilliams is a director of Alliance Resource Partner L.P., Soft Switching Technologies Inc. and Smart Synch, Inc.
      Mr. Marbach, 68, Ingénieur Général des Mines, was Advisor to the General Management of Suez-Lyonnaise des Eaux from 1996 to 2000. Before that time, Mr. Marbach was Chairman and Chief Executive Officer of Coflexip and Coflexip Stena Offshore from 1991 to 1996. Mr. Marbach is a member of the Supervisory Board of Lagardère, a Director of Erap, Supervisor of Sofinnova and President of Oseo-Services, previously the Small and Medium Size Business Agency (Agence des PME), a private sector group.
      Mr. Semmens, 48, is an independent consultant and was Managing Director of The Beacon Group LLC from 1993 to 2000. Mr. Semmens is a Director of Mach Gen Holdings LLC and a member of the Supervisory Board of Sercel Holding S.A.
      Mr. Valot, 61, has been Chairman and Chief Executive Officer of Technip since December 2001 and was Chairman and Chief Executive Officer of Technip from 1999 to December 2001. Mr. Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Mr. Valot is Chairman of Technip Italy and a Director of Technip Far East, IFP, SCOR and SCOR VIE and is a permanent representative of Technip on the Board of Directors of Technip France.
     Executive Officers
      Under French law and our current statuts, the Chairman and Chief Executive Officer has full executive authority to manage our affairs. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. Under French law and our current statuts, the Chairman and Chief Executive Officer, where those functions are exercised by the same person, has full power to act on our behalf and to represent us in dealings with third parties, subject only to (i) the corporate purpose of the company, (ii) those powers expressly reserved by law to the Board of Directors or our shareholders and (iii) limitations that the Board of Directors may resolve, such limitations not being binding on third parties. The Chairman and Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. In accordance with French corporate law, our current statuts provide for the election by the Board of Directors of one person to assume the position of

Chairman and Chief Executive Officer or the division of such functions between two different persons. In its session of May 15, 2002, the Board of Directors decided that Mr. Brunck would assume the position of Chairman and Chief Executive Officer until the expiry of his term as a director, unless otherwise decided by the Board. Our current statuts provide that the Board of Directors may appoint up to five Presidents and Chief Operating Officers (Directeurs Généraux Délégués) upon proposal of the Chief Executive Officer, whether or not this person is also the Chairman of the Board. On September 7, 2005, our Board of Directors named Thierry Le Roux and Christophe Pettenati-Auziere to this position.
      The following table sets forth the names of our current executive officers who serve as members of our Executive Committee, their current positions with us and the first dates as of which they served as our executive officers. We employ our executive officers under standard employment services agreements that have no fixed term.
Executive Committee (Comité Exécutif)

		Executive
Name	Current position	officer since

Robert Brunck	Chairman and Chief Executive Officer	1989
Thierry Le Roux	Group President and Chief Financial Officer	1995
Christophe Pettenati-Auzière	President, Geophysical Services	1997
Gérard Chambovet	Senior Executive Vice President, Technology, Planning & Control and Communication	1995
Michel Ponthus	Senior Executive Vice President, Legal Affairs and Human Resources and Secretary General	1995
Presidents:
      Mr. Le Roux, 52, was appointed Group President and Chief Financial Officer in September 2005. Before that time, he had been Senior Executive Vice President of our Products segment since October 1998. Mr. Le Roux was Executive Vice President of CGG’s Geophysical Equipment operations from March 1995 to October 1998. He was Business Development Manager from 1992 to 1995 and Far East Manager from 1984 to 1992. Mr. Le Roux is Chairman of Sercel S.A., Chairman of the Board of Sercel Inc., Chairman of the Board of Hebei Sercel-Jungfeng Geophysical Prospecting Equipment Co. Ltd, Chairman of the Supervisory Board of Sercel Holding, a Director of CGG Americas Inc., Chairman of the Board of Sercel England, a Director of Sercel Singapore Private Ltd., a Director of INT. Inc. and permanent representative of Sercel Holding on the Board of Tronic’s Microsystems S.A.
      Mr. Pettenati-Auzière, 53, was appointed President, Geophysical Services in September 2005 after serving as Senior Executive Vice President, Services since January 2004. Until that time, he had been Senior Executive Vice President, Strategy, Planning and Control since January 2001. Mr. Pettenati-Auzière was Senior Executive Vice President of our Offshore SBU from July 1999 to January 2001, Vice President of Business Development and Investor Relations from December 1998 to July 1999 and Vice President of Seismic Acquisition from April 1997 to December 1998. He was Executive Vice President of International Operations for Coflexip from 1990 to 1996. Mr Pettenati-Auziere is a Director of CGG Americas, a Director and Chairman of the Board of CGG Marine Resources Norge, a member of the Management Committee of VS Fusion, LLC, a member of the Management Committee of Geomar and Chairman of the Board of CGG Ardiseis FZCO.
Senior Executive Vice Presidents:
      Mr. Chambovet, 53, was appointed Senior Executive Vice President, Technology, Planning & Control and Communication in January 2004. Until that time, he had been Senior Executive Vice President of our Services segment since October 1998. Mr. Chambovet was Executive Vice President of our Acquisition Product line from March 1995 to October 1998 and was Manager of our data processing center in Massy, France from 1987 to 1995.

      Mr. Ponthus, 59, was appointed Senior Executive Vice President, Legal Affairs & Human Resources and Secretary General in September 2005. Before that time, he was Senior Executive Vice President, Finance and Human Resources, and Chief Financial Officer since October 1998. Mr. Ponthus was our Chief Financial Officer from March 1995 to October 1998 and prior to joining CGG, Mr. Ponthus was Administrative and Financial Vice President of Petitjean Industries from 1990 to 1995.
      The following table sets forth the names of the executive officers who, together with the Executive Committee, constitute the Group Management Committee, their current positions, and the dates as of which they were first appointed.
Group Management Committee (Comité de Direction du Groupe)

		Executive
Name	Current position	officer since

Luc Benoît-Cattin	Executive Vice President, Offshore SBU	2003
Guillaume Cambois	Executive Vice President, Data Processing & Reservoir SBU	2001
Stéphane-Paul Frydman	Group Controller, Treasurer and Deputy Chief Financial Officer	2003
Dominique Robert	Executive Vice President, Land SBU	2000
Pascal Rouiller	Executive Vice President for Equipment and Chief Executive Officer, Sercel Group	1997
      Mr. Benoît-Cattin, 42, was appointed Executive Vice President of our Offshore SBU in January 2005. Before that time, he had been Vice President, Services since June 2002. Prior to joining CGG, Mr. Benoit-Cattin was Executive Vice President for oil and heat transfer businesses in the Pechiney Group from January 1998 to May 2002 and Advisor to the French Minister of Industry, in charge of energy and nuclear issues from June 1995 to May 1997.
      Mr. Cambois, 41, has been Executive Vice President, Processing & Reservoir SBU, since July 2001. Mr. Cambois was Vice President, Processing SBU Technology from 1999 to 2001, Manager of the Calgary processing centre from 1998 to 1999 and Manager of Research and Development of the Houston processing centre from 1995 to 1998.
      Mr. Frydman, 42, was appointed Group Controller and Treasurer in September 2005 and has been Deputy Chief Financial Officer of the CGG Group since January 2004. Before that time, he had been Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was an Investor Officer of Butler Capital Partners, a private equity firm, from April 2000 to November 2002, and Industrial Advisor to the French Minister of the Economy and Finances from June 1997 to March 2000.
      Mr. Robert, 54, has been Executive Vice President of our Land SBU since December 2000. Mr. Robert was Chief Operating Officer of Flagship from January 2000 to December 2000 and Vice President of the Asia-Pacific Region from September 1995 to January 2000.
      Mr. Rouiller, 52, was appointed Executive Vice President for Equipment and Chief Executive Officer of Sercel in September 2005 after serving as Chief Operating Officer of the Sercel Group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President for the Asia-Pacific region from May 1992 to September 1995.
Compensation
      The aggregate compensation of our executive officers, including the Chairman and Chief Executive Officer and both Presidents, includes both a fixed element and a bonus element. The bonus due to the general management for a given fiscal year is paid during the first semester of the next fiscal year. With this bonus, the aggregate compensation may substantially vary from one year to another.

      The aggregate compensation as a group of the executive officers (including the Chairman and Chief Executive Officer and both Presidents) who were members of the Group Management Committee paid in fiscal year 2005 was € 3,026,274, including the 2005 bonus and benefits in kind but excluding directors’ fees. The amount of the bonus of the members of the Group Management Committee (except for the Chairman and Chief Executive Officer and both Presidents, for whom additional criteria are also taken into consideration) depends upon the achievement of commercial and financial targets for items such as consolidated net income, operating income and free cash flow of our various activities and upon satisfaction of certain individual qualitative objectives.
      The aggregate compensation paid to Mr. Brunck, Chairman and Chief Executive Officer, in fiscal year 2005 was €384,205 of fixed compensation and €238,550, representing his 2004 bonus. The amount of his bonus depends upon the achievement of commercial and financial targets for items such as progression of revenues, operating income, consolidated net income and free cash flow of our various activities for the considered fiscal year. Evolution of the market price of CGG shares is also taken into consideration. Completion of certain individual qualitative objectives is also part of the bonus calculation. Mr. Brunck will be paid his 2005 bonus of €333,000 in the first half of 2006. In addition, Mr. Brunck received € 39,216.55 in his capacity as a director in 2005.
      The aggregate compensation of Mr. Thierry Le Roux, Group President and Chief Financial Officer, in fiscal year 2005 was €288,100 plus a bonus of €125,000 for fiscal year 2004 paid during the first semester of 2005. The bonus for fiscal year 2005 is € 159,000 and will be paid during the first half of 2006.
      The aggregate compensation of Mr. Christophe Pettenati-Auziere, President of Geophysical Services in fiscal year 2005 was €280,700 plus a bonus of €90,000 for fiscal year 2004 paid during the first semester of 2005. The bonus for fiscal year 2005 is € 140,700 and will be paid during the first half of 2006.
      The amount of the Presidents’ bonus depends upon the achievement of commercial and financial targets for items such as progression of revenues, operating income, consolidated net income and free cash flow of our various activities for the considered fiscal year. Operational performance of each segment is taken in consideration. Evolution of the market price of CGG shares is also taken into account. Completion of certain individual qualitative objectives is also part of the bonus calculation.
      In addition to the compensation discussed above, a supplemental pension and retirement plan for the members of the Group Management Committee and the Management Board of Sercel was implemented in December 2004. A contribution of €2,050,972 was paid in 2005 within the scope of this plan for the members of the Group Management Committee, including € 1,282,728 for the Chairman and Chief executive Officer and both Presidents.
      Directors as a group received aggregate compensation of € 315,000 in February 2006 for services provided in their capacity as directors during fiscal year 2005. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to directors. Directors’ service contracts do not provide for benefits upon termination.

      The following table sets forth the amounts CGG and our subsidiaries paid to directors of CGG, in their capacity as directors, for the year ended December 31, 2005:

Amount paid to
CGG directors
Name	for 2005

(in €)
Robert Brunck(1)	39,216.55
Olivier Appert	24,249.47
Patrick de la Chevardière(2)	2,534.64
Rémi Dorval	23,235.10
Jean Dunand	35,641.60
Gérard Friès	31,355.82
Yves Lesage	30,879.70
John J. MacWilliams	22,564,61
Christian Marbach	27,777.03
Robert F. Semmens(3)	55,183.85
Andrew Sheiner(4)	1,775.15
Daniel Valot	20,586.46

Notes:

(1)	Mr. Brunck does not receive any compensation as member of the Supervisory Board of Sercel Holding or as Chairman of the Board of Directors of CGG Americas.

(2)	Resigned from the Board on March 8, 2005.

(3)	Includes €40,183.85 paid by CGG to Mr. Semmens as a director and € 15,000 paid by Sercel Holding to Mr. Semmens as a member of the Supervisory Board.

(4)	Resigned from the Board on March 7, 2005.
      As of March 31, 2006, our directors and executive officers held an aggregate of 20,147 ordinary shares of CGG. As of March 31, 2006, our directors and executive officers held options to purchase an aggregate of 337,115 ordinary shares. As of March 31, 2006, none of our directors and executive officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.
Board Practices
      Pursuant to the standards set forth in the report of the working committee chaired by Mr. Daniel Bouton, President of the Société Générale, to promote better corporate governance standards in listed companies (the Bouton Report), we believe that five of our directors do not have any relationship with CGG, the group or its management that could impair their freedom of judgment and thus qualify as independent. Those directors are Mr. Dorval, Mr. Dunand, Mr. Marbach, Mr. Semmens and Mr. Valot. We also believe that the position of Mr. Semmens as a member of the Supervisory Board of our subsidiary Sercel Holding S.A. does not impair his independence. Our Board of Directors reviews, on an annual basis, the qualification of directors as independent pursuant to the Bouton Report criteria.
      The corporate governance rules of the New York Stock Exchange differ from the regulations and recommendations applicable in France, especially those governing the definition of director independence and the role and operation of the Board’s committees. As a non-U.S. listed company, we are exempted from many of these corporate governance rules, which are applicable to U.S. listed companies. For example, our Board has not formally determined which of its directors meet NYSE independence standards, and non-management directors do not meet regularly. Our Appointment-Remuneration Committee is not made up exclusively of independent directors, and the Board’s internal charter does not address committee purposes and responsibilities in the manner specified by the NYSE rules applicable to nominating, compensation and audit committees. However, our Audit Committee members meet the independence test for audit committee members established by the SEC, and we believe that they also meet the definition of “independence” under the NYSE rules.

     Strategic Planning Committee
      The Strategic Planning Committee is charged with studying our strategic plans and our planned financial transactions. The Strategic Planning Committee customarily meets before each Board meeting and more often if necessary. During 2005, the Strategic Planning Committee met six times. The average meeting attendance rate of committee members was close to 71%.
      In 2005, the Committee was consulted by management with respect to the acquisition of Exploration Resources and was kept regularly informed of its integration post-acquisition. The Committee was also consulted regarding

•	the proposed modification of the terms and conditions of our 7.75% subordinated convertible bonds due 2012 before the modification was proposed to bondholders’ and shareholders’ meetings in November 2005 and

•	our share capital increase in December 2005.
     Audit Committee
      The Audit Committee is chaired by Mr. Dunand. The other members are Mr. Dorval, Mr. Lesage and Mr. Semmens. The Audit Committee is responsible for assisting the Board of Directors and undertaking preparatory work for the Board, particularly by reviewing our financial statements with management and our statutory auditors.
          Responsibilities
      The principal responsibilities of the Audit Committee are as follows:

•	Reviewing and discussing with management and our statutory auditors the consistency and appropriateness of the accounting methods we adopt to prepare our corporate and consolidated financial statements;

—	Reviewing and discussing with management and our statutory auditors the consolidation perimeter and requesting, when necessary, all appropriate explanations;

—	Reviewing and discussing with management and our statutory auditors our draft annual, semi-annual and quarterly financial statements together with the notes to them, and especially off-balance sheet arrangements;

—	Reviewing and discussing with management and our statutory auditors the quality, comprehensiveness, accuracy and veracity of the financial statements;

—	Receiving reports from our statutory auditors on their review, including any comments and suggestions they may have made in the scope of their audit; and

—	Raising any financial or accounting question that the Committee deems important.

•	Reviewing our annual report on Form 20-F and our “document de reference” filed with the French securities market regulator.

•	In consultation with our statutory auditors, our internal auditors and management, reviewing the structure of our internal control procedures and the way in which they operate, notably those procedures relating to the preparation and treatment of accounting and financial information used to prepare our financial statements, to assess and manage risks, to comply with the principal regulations applicable to us. The Committee reviews the comments and observations made by the statutory auditors on our internal control procedures.

•	With respect to internal audit, reviewing and discuss with management particularly:

—	its organization and operation,

—	its activities and the responsibilities proposed in the scope of the internal audit plan approved by the general management and presented to the Committee.

•	Reviewing and discussing with management and, when appropriate, our statutory auditors the transactions directly or indirectly binding the Group and its executive officers.

•	With respect to external audit:

—	Reviewing and discussing with the statutory auditors their annual audit plan,

—	Meeting, if necessary, with the statutory auditors outside the presence of management,

—	Ensuring the independence of the statutory auditors by managing the procedure for selection of the auditors. The Committee submits its choice to the Board of Directors, which, pursuant to law, must submit the appointment of auditors to a vote at a shareholders’ meeting,

—	Discussing the extent and results of the audit work with the statutory auditors and management and reviewing the amount of auditors’ fees regularly with management. The Committee has sole authority to authorize performance of non-audit services by our auditors or members of their network.

•	Overseeing the anonymous handling of any report concerning a possible internal control problem or any problem of an accounting or financial nature.

•	Finally, the management of the company must report to the committee any suspected fraud of a significant amount so that the committee may proceed with any verification that it deems appropriate.
      Sessions of the Audit Committee are open to the members of the Executive Committee, the Deputy Chief Financial Officer, our external auditors (in order to report on their audit reviews) and the Senior Vice-President, Internal Audit (in order to review important assignments).
      The Audit Committee customarily meets before each Board meeting. In addition, the members of the Audit Committee are systematically invited to attend Strategic Committee meetings.
          2005 Activities
      During 2005, the Audit Committee reviewed drafts of the annual consolidated financial statements for 2004 and the interim financial statements for 2005 before these were presented to the Board and provided to the Board its recommendations concerning these financial statements. The Committee reviewed the May and November 2005 versions of our “Transition to IFRS” disclosure before they were published. The Audit Committee also reviewed the accounting treatment and the related purchase accounting of the Exploration Resources acquisition. In addition, the statutory auditors reported to the Audit Committee on their work and the scope of their audit. The Audit Committee reviewed the group 2006 budget.
      With respect to internal control, our audit committee was informed of certain weaknesses in Exploration Resources’ internal controls as well as actions being implemented to correct them. Exploration Resources have been demerged from its former majority shareholder in March 2005 but the former majority shareholder continued to keep Exploration Resources books until our acquisition. Our analysis of the book keeping procedures revealed that they were not aligned with CGG’s internal controls, in particular with regard to the IFRS and associated deadlines. The preparation of our 2005 financial statements in accordance with IFRS required CGG to intervene and supervise local practices. An action plan is being implemented during the first six months of 2006 in order to improve local practices and reinforce internal control.
      The Audit Committee examined the work to be performed by the statutory auditors in the scope of their audit on the 2005 financial statements and approved their fee estimates for this work. In compliance with the Audit Committee’s procedures providing for its prior approval of non-audit services provided by the members of our auditors’ network, the Audit Committee reviewed the services so performed in 2005 and approved them as necessary.
      The Audit Committee reviewed the activities of the internal audit team, which acts on the basis of a plan established by the Executive Committee and presented to the Audit Committee. This plan is established in light of perceived operational and financial risks and with the goal of systematically reviewing each Strategic Business Unit every three years.
      It reviewed regularly multi-client surveys, analyzing in particular the sales average coverage rate in order to evaluate the fair value of surveys as recorded on the balance sheet.
      The Audit Committee was also kept regularly informed on the development of two of our major projects during 2005: (i) the transition to IFRS and (ii) the assessment of internal control procedures pursuant to section 404 of the Sarbanes-Oxley Act.
      Finally, the Audit Committee reviewed the independence of some of our directors before the annual determination by the Board of Directors.
      As previously disclosed in our annual report on Form 20-F for the year ended December 31, 2003 and our report on Form 6-K dated May 13, 2004, the management of the company informed the Audit Committee of a letter dated May 4, 2004 addressed by a former senior financial officer of our Services segment to one of our external auditors containing allegations relating to CGG and its subsidiaries and affiliated entities, principally with respect to certain of our overseas operations. The Audit Committee recommended that an independent investigation of the allegations be conducted by outside counsel in order to determine their truthfulness, their possible impact on our consolidated financial statements and possible violations by CGG and its subsidiaries and affiliated entities of the laws governing their activities.
      Following completion of the independent investigation, the Audit Committee informed the Board of Directors of the conclusions of the investigation, including the existence of irregularities in one of our contractually controlled overseas entities and related books and records and internal control weaknesses. The Audit Committee concluded that these matters were not material to the consolidated results of operations but recommended measures to be implemented by us to further improve our internal controls, each of which we have implemented. These include changing the frequency with which overseas personnel in certain countries rotate, further enhancing the enforcement of the code of ethics and reinforcing the supervision of internal auditors in certain countries. It had already been decided in 2003 to close the overseas entity concerned as part of the land restructuring program and terminated the co-operation agreements with such entity in February 2005. After having been informed of the independent investigation initiated by the Audit Committee, the statutory auditors have performed the work they have deemed necessary, which included considering the work performed and conclusions reached by external advisers hired by the Audit Committee. Based on the work performed, the statutory auditors concurred with the conclusions reached by the Audit Committee.
      Subsequent to discussions beginning in January 2005 and the satisfactory conclusion in April 2005 of the French market authority’s (Autorité des marchés financiers) review of these matters, the company then initiated a similar process with the Securities and Exchange Commission with respect to these matters and informed the Department of Justice of our contact with the SEC. We understand that the SEC and DOJ are considering what type of follow-up will be appropriate. To date, the follow-up has consisted of a limited number of telephone inquiries from the SEC shortly after we commenced discussions with them, to which we believe we have responded in full.
     Appointment-Remuneration Committee
      The purpose of the Appointment-Remuneration Committee is:

•	to propose to the Board of Directors:

—	the implementation of stock option plans and employee shareholding plans ;

—	the remuneration of the executive officers (“mandataires sociaux”);

—	the appointment of directors, executive officers (“mandataires sociaux”) or members of Board committees.

•	To be kept informed of the remuneration of the members of the Executive Committee.
      In 2005, this Committee met four times, with an average meeting attendance rate of approximately 85%. The Committee met to decide on

•	the remuneration of the Chairman and Chief Executive Officer,

•	the amount of the directors’ remuneration and the adoption of new guidelines governing its allocation,

•	the proposal to be made to the Board for the appointment of a new director,

•	the reorganization of the management structure through the appointment of two Presidents (“Directeurs Généraux Délégués”) and the determination of their respective remuneration and

•	the evaluation process of the Board of Directors to be implemented in 2006.
      The work of the Committee is recorded in minutes and is reported by its Chairman to the next meeting of the Board of Directors.
Employees
      As of December 31, 2005, we had 3,952 permanent employees worldwide, as well as several thousand auxiliary field personnel on temporary contracts. Of the total, 2,222 are involved in our Services segment and 1,730 in our Products segment. We have never experienced a material work stoppage and consider our relations with our employees to be good. We believe that our highly educated and experienced staff constitutes one of our most valuable assets. We permanently employ more than 2,000 technicians and persons holding engineering degrees and have developed a significant in-house training program.
      In accordance with French law for employees employed under French contracts, we, and each of our French subsidiaries have an Employee Representation Committee (Comité d’Entreprise) consisting of representatives elected by our employees. The Employee Representation Committee reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to employee working conditions and is regularly informed of economic developments.
      Our total workforce has increased from 3,185 at December 31, 2003 to 3,669 at December 31, 2004 and to 3,952 at December 31, 2005. This increase in the size of our workforce is mainly attributable to the growth of both our geophysical product and service activities, as well as our acquisition of Exploration Resources. We are preparing for the future by improving our management training program, putting increased emphasis on strengthening the technical and personal skills of our employees.
Share Ownership
      In accordance with French law, we are authorized annually by our shareholders at the extraordinary general meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Epargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the extraordinary general meeting held on May 12, 2005, renewed our authorization to issue up to 500,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors set the commencement date for the offering nor lower than 80% of such average market price. As of December 31, 2005, CGG group employees held 35,000 ordinary shares, corresponding to 0.2% of our share capital, through the Group Plan.

      Pursuant to resolutions adopted by our Board of Directors on January 18, 2000, March 14, 2001, May 15, 2002 and May 15, 2003, our Board of Directors has granted options to certain of our employees, executive officers and directors to subscribe for an aggregate of 795,000 ordinary shares. This total has been adjusted pursuant to French law and the terms of the options to total 852,812 options. Options with respect to 617,881 ordinary shares remained outstanding as of March 31, 2006. The following table sets forth certain information relating to these stock options plans as of March 31, 2006:

		Options exercised	Options
	Options	(ordinary shares)	outstanding at	Exercise price
Date of Board of Directors’	initially	at March 31,	March 31,	per ordinary
resolution	granted(1)	2006	2006(2)	share(1)	Expiration date

January 18, 2000(3)	231,000	121,266	99,121	€ 45.83	January 17, 2008
March 14, 2001(4)	256,000	53,884	207,412	€ 65.39	March 13, 2009
May 15, 2002(5)	138,100	10,999	131,249	€ 39.92	May 14, 2010
May 15, 2003(6)	169,900	1,500	180,099	€ 14.53	May 14, 2011

Total	795,000	187,649	617,881

Notes:

(1)	Pursuant to French law and the terms of the stock option plans, the numbers of options granted and the exercise price were adjusted following our share capital increase in December 2005.

(2)	The stock option plans provide for the cancellation of the options if the holder is no longer our employee, director or executive officer.

(3)	Options under the 2000 plan could not be exercised before January 2003.

(4)	Options under the 2001 plan vest by one-fifth each year from March 2001 and could not be exercised before March 14, 2004.

(5)	Options under the 2002 plan vest by one-fifth each year from May 2002 and could not be exercised before May 16, 2005.

(6)	Options under the 2003 plan vest by one-fourth each year from May 2003 and cannot be exercised before May 16, 2006.
      At the extraordinary general shareholders’ meeting held on May 12, 2005, a new stock option plan was approved by shareholders whereby options to purchase up to 7% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. The Board has not allocated any stock options pursuant to such shareholders’ resolution.
Item 7:     PRINCIPAL SHAREHOLDERS
Major Shareholders
      The table below sets forth certain information with respect to (i) entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities and (ii) the total number of shares of our common stock (called ordinary shares) owned by our directors and officers as a group, as of March 31, 2006, December 31, 2005, 2004 and 2003.

Identity of Person or Group

	March 31,			December 31,		December 31,		December 31,
	2006			2005		2004		2003

			% of		% of		% of		% of
	Number of	% of	voting	% of	voting	% of	voting	% of	voting
	shares	shares	rights	shares	rights	shares	rights	shares	rights

The Beacon Group	—	—	—	—	—	15.21	25.51	15.21	20.99
EBPF-Financière de l’Echiquier	—	—	—	—	—	4.58	3.84	5.05	4.43
Fidelity International Limited	1,895,903	11.05	10.18	10.31	9.50	—	—	—	—
Institut Français du Pétrole	1,402,622	8.18	15.07	8.21	15.13	12.01	12.94	12.30	10.79
Total Chimie	—	—	—	—	—	—	—	4.02	7.05
Public	13,856,842	80.77	74.75	81.48	75.37	68.20	57.71	63.42	56.74
      Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As of December 31, 2005, IFP had held 1,402,622 fully paid ordinary shares in registered form for two consecutive years, giving IFP 15.07% of the voting power of the outstanding ordinary shares as of such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP are presently held in bearer form.
      On March 18, 2005, CGG Investors LLC and GF Ltd. Transaction Partnership LP (“The Beacon Group”) sold all the 1,777,071 ordinary shares they owned, representing 15.21% of our total share capital, by means of a private placement in Europe.
      An extraordinary general meeting of our shareholders was held on November 16, 2005 and approved a change to the terms and conditions of our 7.75% subordinated convertible bonds due 2012 to grant the bondholders a right to a cash payment upon immediate conversion of their bonds. The proposed change was approved at a general meeting of the bondholders held on November 2, 2005. This right was exercisable during a period of two calendar days, November 17 and 18, 2005, and holders of approximately U.S.$70 million in principal amount (out of a total of U.S.$85 million outstanding) of convertible bonds converted, receiving an aggregate of 1,147,500 new shares of our common stock and U.S.$10.5 million in cash. On April 5, 2006, a general meeting of the bond holders approved a new change to the terms and conditions of these bonds to grant the bondholders a right to a cash payment of 819.45 USD per convertible bond upon conversion of their bonds. Such option would be exercisable on May 12, 2006 only, provided our shareholders in the general meeting to be held on May 11, 2006, approve such change to the terms and conditions of the bonds.
      On December 16, 2005, we completed a share capital increase by way of preferential subscription rights. We issued 4,099,128 new shares of our common stock bearing rights from January 1, 2005, bringing our total share capital at that date to 17,079,718 ordinary shares, par value € 2 per share. We used the net proceeds to repay approximately U.S.$235 million under our U.S.$375 million bridge credit facility, which facility was used to finance the acquisition of Exploration Resources.
      See “Item 9: The offer and Listing — Offer and Listing Details” for information regarding holdings of our shares in the United States.
Related Party Transactions
      We provide geophysical services and equipment to oil and gas exploration and production subsidiaries of the Total Group pursuant to contracts entered into on an arm’s-length basis. Total Chimie, which was until 2004 one of our major shareholders, is a member of the Total Group. Aggregate operating revenues to this group totaled € 23.1 million in 2004.
      Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter parties associated with these services are concluded on an arm’s length basis. Debt to LDA was € 6.0 million as of

December 31, 2005. Total net charges paid throughout the year for the provision of ship management services were €0.8 million, and the future commitments for such services to LDA were € 23.3 million.
      LDA and the Group own Geomar, a company accounted for under the equity method. Geomar is the owner of the CGG Alizé seismic vessel. LDA has a 51% controlling stake and we have a 49% stake in Geomar. We paid €8.8 million to Geomar during the year 2005, while future charter party amounts due to Geomar were €12.0 million as of December 31, 2005. Debt to Geomar was € 0.9 million as of December 31. 2005.
      The sales of geophysical products from Sercel to Argas, our 49% owned affiliate, were € 8.1 million, representing 0.9% of the Group revenues in 2005. These transactions were concluded on an arm’s length basis.
      Sales of geophysical products from Sercel to Xian Peic, our 40% owned affiliate, were € 2.9 million, representing 0.3% of Group revenues in 2005. These transactions were concluded on an arm’s length basis.
Interests of Experts and Counsel
      None.
Item 8:     FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
      Reference is made to Item 18 for a list of all financial Statements and notes thereto filed as a part of this annual report.
Item 9:     THE OFFER AND LISTING
Offer and Listing Details
      The trading market for our ordinary shares is the Premier Marché of Euronext Paris S.A., where the ordinary shares have been listed since 1981. American Depositary Shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one-fifth of one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “GGY”. The Bank of New York has advised us that as of December 31, 2005, there were 3,552,160 ADSs outstanding, representing 710,432 ordinary shares, which are held of record by five registered holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 4.15% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholder.
     Price Information on Euronext Paris.
      The tables below set forth, for the periods indicated, the reported high and low prices for the outstanding ordinary shares on Euronext Paris.
      The table below indicates the high and low market prices for our most recent six months:

	Price per Share(1)

	High	Low

	(€)
2006
March	121.30	102.30
February	114.90	97.30
January	107.00	75.25
2005
December	81.40	73.65
November	76.40	64.78
October	89.00	68.00

Note:

(1)	Source: Euronext Paris.

      The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2006:

	Price per Share(1)

	High	Low

	(€)
2006
First Quarter	121.30	75.25
2005
First Quarter	72.40	50.20
Second Quarter	71.65	59.60
Third Quarter	86.90	69.00
Fourth Quarter	89.00	64.78
2004
First Quarter	39.80	29.70
Second Quarter	50.95	36.10
Third Quarter	56.50	38.11
Fourth Quarter	54.40	43.32

Note:

(1)	Source: Euronext Paris.
      The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share(1)

	High	Low

	(€)
2005	89.00	50.20
2004	56.50	29.70
2003	32.30	9.11
2002	50.05	13.35
2001	83.00	30.00

Note:

(1)	Source: Euronext Paris.

     Price Information on the NYSE
      The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange:
      The table below indicates the high and low market prices for our most recent six months and the first quarter of 2006:

	High	Low

	(U.S.$)
2006
March	29.27	24.88
February	26.50	23.26
January	26.17	18.33
2005
December	20.70	17.65
November	19.90	16.63
October	21.14	16.57
      The table below indicates the quarterly high and low market prices for our two most recent financial years:

	High	Low

	(U.S.$)
2006
First Quarter	29.27	18.33
2005
First Quarter	19.40	13.35
Second Quarter	18.29	15.03
Third Quarter	20.96	16.50
Fourth Quarter	21.14	16.57
2004
First Quarter	10.20	7.47
Second Quarter	12.41	8.65
Third Quarter	13.82	9.30
Fourth Quarter	14.05	11.28
      The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	High	Low

	(U.S.$)
2005	21.14	13.35
2004	14.05	7.47
2003	7.62	2.12
2002	9.00	2.50
2001	14 2/5	5 19/20
     Trading on Euronext Paris
      Official trading of listed securities on Euronext Paris is transacted through stockbrokers and other financial intermediaries, and takes place continuously on each business day from 9:00 a.m. through 5:25 p.m., with a pre-opening session from 7:15 a.m. through 9:00 a.m. during which transactions are recorded but not executed. Any trade effected after the close of a stock exchange session is recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris publishes a daily Official Price List that includes price information concerning listed securities. Euronext Paris has introduced continuous trading during trading hours by computer for most listed securities. Shares listed on Euronext Paris are placed in one of three categories depending on the issuer’s market capitalization. Our outstanding ordinary shares are listed on the Eurolist by Euronext Paris in the category known as Continu, which includes the most actively traded shares.
Plan of Distribution
      Not applicable.
Markets
      Our ordinary shares are listed on Eurolist by Euronext Paris. American Depositary Receipts representing our ordinary shares are listed on the New York Stock Exchange. Our 7 1/2 % Senior Notes due 2015 are listed on the Euro MTF market of the Luxembourg Stock Exchange.
Selling Shareholders
      Not applicable.
Dilution
      Not applicable.
Expenses of the Issue
      Not applicable.
Item 10:     ADDITIONAL INFORMATION
Share Capital
      Not applicable.
Memorandum and By-laws
      Our company is a société anonyme, a form of limited liability company, established under the laws of France, and we are registered with the Trade Register of Evry, France under the number 969 202 241 RCS Evry. Our financial year begins on January 1 and ends on December 31 of each calendar year. The following paragraphs set forth information concerning our share capital and provide related descriptions of certain provisions of our by-laws (statuts), and applicable French law. This information and description do not purport to be complete and are qualified in their entirety by reference to our by-laws.
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
          Transaction with Interested Directors
      French corporate law provides for prior approval and control of transactions entered into between, directly or indirectly, us and our directors, Chief Executive Officer, Presidents and, or any entity in which any of these persons is at the same time an owner, partner with unlimited liability, managing director, member of the supervisory board or an executive officer, unless the transaction is entered into in the ordinary course of business and under normal terms and conditions. Transactions entered into between us and one of our shareholders who holds, directly or indirectly, more than 10% of our voting rights, or with an entity controlling such a shareholder, are also considered related party transactions requiring the prior approval of our board of directors.
      The interested party has the obligation to inform our board of directors as soon as it is aware of the existence of the related party transaction, and a majority of our disinterested directors must approve the transaction.
      If a related party transaction is pre-approved by the majority of our disinterested directors, our chairman must then report the authorized transaction to our statutory auditors within one month following the entering into of this transaction. The auditors must then prepare a special report on the transaction to be submitted to our shareholders at their next general meeting, during which our shareholders would consider the transaction for ratification (any interested shareholder would be excluded from voting). If the transaction is not ratified by the shareholders, such absence of ratification would normally and except in the case of fraud have no impact on the validity of the transaction, but the shareholders may in turn hold the board of directors or interested representative of the company liable for any damages suffered as a result thereof.
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
      Under our statuts, the Board of Directors has authority to determine the compensation of its chairman as well as of its Chief Executive Officer, Presidents and Chief Operating Officers.
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
      Also, under article L.225-43 of the French Commercial Code, directors and executive officers may not borrow money or obtain a guarantee from the company. Any such loan or guarantee would be void and may not be relied upon by third parties.
          Retirement of Directors Under an Age Limit Requirement
      Under our statuts, the Chairman of the Board’s term of office ends, at the latest, after the annual Ordinary Shareholders’ Meeting following the date on which he reaches the age of 65. However, the Board of Directors may further extend the office of the Chairman, one or more times for a total period not to exceed three years. Our statuts also provide that when the offices of Chairman and Chief Executive Officer are held by the same person, the Chief Executive Officer’s term of office ends on the same date as that of the Chairman.In accordance with article L.225-19 of the French Commercial Code, no more than one-third of the members of the Board of Directors may be more than 70 years old, unless the statuts of the company provide otherwise. Our statuts do not contain any provisions contrary to this limitation.
          Number of Shares Required for a Director’s Qualification
      Under our statuts, throughout his term of office, each director must own at least one share. Nethertheless, at its meeting on March 8, 2006, the Board of Directors decided that each director shall own, as from our general shareholders’ meeting in 2007 to approve the 2006 financial statements, at least one hundred shares of the company.
     Share Capital
      As of March 31, 2006, our issued share capital amounts to €34,310,734, divided into 17,155,367 shares of the same class with a nominal value of €2 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”
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
     Changes in Share Capital
          Increases in the Share Capital
      We may increase our share capital either:

•	by issuing additional shares (either ordinary or preferred shares) or securities giving access, immediately or in the future, to a portion of our share capital; or

•	by increasing the nominal value of our existing shares.
      We may issue additional shares:

•	for cash;

•	for assets contributed in kind;

•	upon the conversion of preferred shares, debt securities or other debt instruments previously issued;

•	upon the conversion of ordinary shares into preferred shares;

•	as a result of a merger or a split;

•	by the capitalization of reserves, retained earnings or issuance premiums;

•	for cash credits payable by the company; or

•	for any combination of the preceding items.
      We may increase our share capital only with the approval of the shareholders at an extraordinary general meeting, following a report of the board of directors. However, when a capital increase takes place through capitalization of reserves, retained earnings or issuance premiums, the general meeting at which the decision to increase the capital is taken follows the quorum and majority requirements of ordinary general meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, retained earnings or issuance premiums. See “Attendance and Voting at Shareholders’ Meetings.”
      The shareholders may delegate to the board of directors (i) the decision to increase the share capital or (ii) after authorizing the increase in share capital, the right to carry out any such increase. The board of directors may further delegate this right to the chief executive officer. Each time the shareholders decide on a share capital increase or decide to delegate to the board of directors the decision to increase the share capital or the right to carry out a capital increase, they must also determine in a separate resolution whether or not to proceed with a capital increase reserved for employees of the company and its subsidiaries or whether to delegate to the board of directors the right to carry out such reserved capital increase.
      At a meeting held on May 12, 2005 our shareholders authorized the board of directors to increase our share capital, through one or more issuances of securities, by up to an aggregate nominal amount of € 23,000,000. This authorization is effective for a period not to exceed 26 months. Our shareholders have preferential rights to subscribe for such the additional securities. At the same meeting, our shareholders accepted to withdraw the shareholders’ preferential subscription rights in respect of a second authorization to increase our share capital, through one or more issuances of securities, by up to an aggregate nominal amount of €23,000,000. This second authorization is also effective for the same period of time. Capital increases made pursuant to both authorizations may not exceed an aggregate nominal amount of €23,000,000. The authorization giving our shareholders preferential rights to subscribe for the additional securities have been used in 2005 up to an amount of € 8,198,256 for our capital increase (see “Item 7: Principal Shareholders — Identity of Person or Group”).
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
     Preferential Rights to Subscribe
      According to French law, our current shareholders have preferential rights on a pro rata basis to subscribe (droit préferentiel de souscription) for any issue of additional shares to be subscribed in cash or by set-off of cash debts and to subscribe to any issue of other securities which may either directly or indirectly result in, or carry rights to subscribe for, additional shares issued by us. An extraordinary shareholders’ meeting may decide to withdraw the shareholders’ preferential right to subscribe, either in respect of any specific issue of securities, or more generally, with respect to an authorization by the extraordinary general meeting, to issue shares or other equity securities, for a duration not to exceed 26 months or 18 months in the case of an authorization given for an issue of securities to identified persons or categories of persons. Shareholders may also individually waive their preferential right to subscribe in respect of any offering. French law requires that the board of directors and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Preferential rights to subscribe, if not previously waived, are tradable during the subscription period relating to a particular offering of shares and may be quoted on Euronext Paris. In the event that the preferential rights of shareholders are withdrawn, the shareholders’ meeting has the power to grant, or to authorize the board of directors to grant, existing shareholders a non-transferable priority right (délai de priorité) to subscribe for new shares issued during a minimum period of three trading days.
     Attendance and Voting at Shareholders’ Meetings
          General
      In accordance with French law, general shareholders’ meetings may be ordinary or extraordinary. Ordinary general meetings of shareholders are required for matters such as:

•	the election, replacement and removal of directors;

•	the appointment of statutory auditors;

•	the approval of annual accounts;

•	more generally, all decisions which do not require the approval of the extraordinary general meeting of the shareholders.

•	the declaration of dividends or the authorization for dividends to be paid in shares.
      Extraordinary general meetings of shareholders are required for approval of all matters and decisions involving:

•	changes in our statuts (including changing our corporate purposes);

•	increasing or reducing our share capital;

•	change of nationality of the company, subject to certain conditions as described in article L.225-97 of the French Commercial Code;

•	extending or abridging the duration of the company;

•	mergers and spin-offs;

•	creation of a new class of shares;

•	issuance of debt securities;

•	authorization of notes or other securities giving access, immediately or in the future, to a portion of our share capital;

•	transformation of our company into another legal form; and

•	voluntary liquidation of our company before the end of its statutory term.
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
          Notice of Shareholders’ Meetings
      French law requires that a preliminary notice (avis de réunion) of a general meeting of a listed company be published in the Bulletin des Annonces Légales Obligatoires (“BALO”) at least 30 days before the date set for the meeting. A copy of the preliminary notice must first be sent to the Autorité des marchés financiers (the “AMF”), the self-regulatory organization that has general regulatory authority over the French regulated exchanges, with an indication of the date of its publication in the BALO. The preliminary notice of a general meeting must state the details of the company and information about the voting process and the meeting, the matters to be discussed at the meeting and the draft of the resolutions to be discussed. The agenda of the meeting and the draft of the resolutions to be discussed, such as described in the preliminary notice, may be modified between the date of publication of the preliminary notice and that of the publication of the notice actually calling the general meeting (avis de convocation). Within 10 days of publication, additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors by:

•	one or more shareholders holding, in the aggregate, a certain percentage of our share capital (0.5% to 4% determined on the basis of a statutory formula relating to capitalization); or

•	a duly authorized association of shareholders who have held their shares in registered form for at least two years and holding, in the aggregate, at least 1% of our voting rights.
      The board of directors must submit these resolutions to a vote of the shareholders.
      At least 15 days before the date set for any general meeting on first call, and at least six days before any second call, we must send a notice (avis de convocation) by mail to all holders of registered shares who have held such shares for more than one month prior to the date of the notice. Notice of the meeting must also be given by publication in a journal authorized to publish legal announcements in the local administrative department (département) in which we are registered as well as in the BALO, with prior notice having been given to the AMF. Such a notice must include the details of the company, as well as a description of the type, agenda, place, date and time of the meeting and other information about the voting process. With the sole exception of removal and replacement of directors (which may be discussed at any meeting), any matter which does not appear on the agenda may not be discussed at the meeting.
          Attendance and Voting at Shareholders’ Meetings
      Attendance and exercise of voting rights at both ordinary and extraordinary general meetings of shareholders are subject to certain conditions. A shareholder does not need to have a minimum number of shares in order to be able to attend or be represented at an extraordinary general meeting. Any statutory provision to the contrary is null and void. In order to participate in any general meeting, a holder of registered shares must have paid up its shares and have its shares registered in his name or in the name of the accredited financial intermediary referred to in article L. 228-1 of the French Commercial Code in a shareholder account maintained by us or on our behalf at least five days prior to the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares a certificate indicating the number of bearer shares the holder owns and stating that these shares are blocked in the account held by the intermediary in the holder’s name until the date of the meeting (certificat d’immobilisation). This certificate must be deposited at the place specified in the notice of the meeting at least five days before the meeting convenes.
          Proxies and Votes by Mail
      Subject to the foregoing, all shareholders have the right to participate in general meetings, either in person, by a proxy or by mail and, subject only to any applicable laws, may vote according to the number of shares they hold. Proxies may be granted by a shareholder to:

•	his or her spouse;

•	another shareholder;

•	in the case of a non-French resident person, to the relevant intermediary;

•	in the case of a corporation, to a legal representative;

•	in the case of an employee, to the representative of the shareholding employees pursuant to article L.225-106 of the French Commercial Code.
      Alternatively, the shareholder may send us a proxy in blank without nominating any representative.
      In the last case, the chairman of the shareholders’ meeting will vote the shares with respect to which such blank proxy has been given in favor of all resolutions proposed by the board of directors and against all others. We will send proxy forms to any shareholder on request, provided such request is received by the company at least six days before the date of the relevant general meeting. In order to be counted, we must receive proxy forms at our registered office or at such other address indicated in the notice convening the meeting prior to the date of the relevant general meeting. With respect to voting by mail, we must send our shareholders a form of such vote and we must receive the form at least three days prior to the date of the relevant general meeting.
          Quorum
      Under French law, a quorum requires the presence in person or voting by mail or by proxy of shareholders representing, in the aggregate, not less than:

•	20% of the shares entitled to vote (in the case of an ordinary general meeting convened on first call, an extraordinary general meeting convened on second call or an extraordinary general meting convened on first call, if deciding upon any capital increase by capitalization of reserves, retained earnings or share premium); or

•	25% of the shares entitled to vote (in the case of any other extraordinary general meeting convened on first call).
      No quorum is required in the case of an ordinary general meeting convened on second call or an extraordinary general meeting convened on second call, if deciding upon any capital increase by capitalization of reserves, retained earnings or share premium.
      If a quorum is not present at any meeting on first call, the meeting is adjourned and reconvened, and in the case of an extraordinary general meeting, for a date not more than two months later. When an ordinary general meeting is reconvened, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.
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
      Our statuts provide that, as from May 22, 1997, each share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes. In the event of capital increases effected by a free attribution of shares, as a result of the incorporation of reserves, retained earnings or issuance premiums, the shares attributed by reason of and proportionately to the ownership of shares holding double voting rights are immediately granted double voting rights as if they themselves had fulfilled the requirements therefore. Under French company law, shares that have to be transferred pursuant to laws and regulations applicable to cross-shareholdings, as well as shares held by entities controlled directly or indirectly by us, are not entitled to voting rights. In the latter case, the shares do not count for quorum or majority purposes.

     Acquisition of our own Shares
      Under French law, our company may not issue shares to itself either directly or through a financial intermediary acting on our behalf. However, exceptionally, we may, either directly or through a financial intermediary acting on our behalf, purchase our shares:

(1)	to reduce our share capital (albeit not to absorb losses), canceling the shares we purchase, with our shareholders’ approval at an extraordinary general meeting;

(2)	to provide shares to our employees under a profit sharing plan or stock option plan; or

(3)	in the context of a share repurchase program that allows us to acquire up to 10% of our share capital for a maximum period of 18 months. To acquire shares in the context of a share repurchase program, we must first obtain our shareholders’ approval at an ordinary general meeting and make public a description of such program prior to its launch.
      We may not repurchase under either (2) or (3) above an amount of shares that would result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, without canceling the said 10% first. In addition, we may not cancel more than 10% of our outstanding share capital over any 24-month period.
      We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights and we may not ourselves exercise preferential subscription rights. Such shares do not count for quorum or majority purposes. The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential rights to subscribe attached to the other shares (if such a decision is not taken, these rights must be either sold on the market before the end of the subscription period or distributed to the other shareholders on a pro rata basis.)
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
      At the shareholders’ meeting to be held on May 12, 2005, our shareholders renewed the existing authorization to acquire up to 10 percent of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting. As required at the time by article 241-2 of the General Regulation (Règlement Général) of the Autorité des Marchés Financiers, on April 12, 2005, we filed a note d’information with the AMF with respect to our share acquisition program.
      Under such authorization, we are allowed to carry out transactions on our shares with the following objectives:

•	to support liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the Association Française des Entreprises d’Investissement,

•	to deliver shares in the scope of securities giving access, immediately or in the future, to shares by redemption, conversion, exchange, presentation of a warrant or by any other means, in particular in the scope of the redemption or payment of the interests due with respect to the bonds convertible into new shares, redeemable in cash and/ or into new and/ or existing shares with interest payable in cash and/ or in new and/ or existing shares issued pursuant to the first resolution of the extraordinary general meeting held on October 29, 2004,

•	to deliver, immediately or in the future, shares in exchange in the scope of external growth, in accordance with the conditions to be defined by the Autorité des marchés financiers,

•	to allocate shares to employees and officers of the company or affiliated companies within the meaning of article L.225-180 of the French Commercial Code, especially in the scope of options to purchase shares of the company,

•	cancel the shares through a capital reduction, subject to a decision of, or an authorization, by the extraordinary general meeting.
      The general meeting approved a maximum purchase price would be €120. The maximum number of shares that we are entitled to hold is 10% of our share capital as of December 31, 2004, after deduction of 2,970 shares acquired under previous authorizations, i.e. 1,165,251 shares, for a maximum investment amount of € 139,830,120.
      The shares may be acquired on one or several occasions, by any method, including by agreement, by stock market purchase, by purchasing blocks of shares or by an offer to buy, may take place at any time, including during a take-over bid.
      This authorization was granted for a period of 18 months from May 12, 2005 and cancelled and replaced the authorization granted to the board of directors by the general meeting held on May 13, 2004.
      During fiscal year 2005, we implemented the share repurchase plans authorized by our shareholders in May 2004 and May 2005 with the sole aim to support liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the Association Française des Entreprises d’Investissement.
      On May 16, 2003 we entered into a liquidity contract with CIC Securities in compliance with the Code of Practice of the Association Française des Entreprises d’Investissement. This liquidity contract was terminated on October 31, 2005.
      As from November 1, 2005 we entered into a liquidity contract with Rothschild & Cie Banque in compliance with the Code of Practice of the Association Française des Entreprises d’Investissement, approved by the AMF in its decision of March 22, 2005 published in the Bulletin des Annonces Légales Obligatoires of April 1st, 2005. This contract has been concluded for one year and is renewable by tacit agreement. Upon implementation of this contract, we allocated € 9,250,000 and 2,700 shares to the liquidity account (which corresponds to our share in the liquidity account for the liquidity contract with CM-CIC Securities).
      During fiscal year 2005, CIC Securities, then Rothschild, have:

—	purchased, in 2005, 309,488 CGG shares at an average weighed price of € 71.44; and

—	sold, in 2005, 267,258 CGG shares at an average weighed price of € 72.03.
      As of December 31, 2005, the Company held 42,500 shares in relation to this contract for a net book value of € 3,240,692.20. We did not hold directly any shares except for shares held pursuant to this contract.
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
      We must file a report with the AMF every six months as well as at termination of the liquidity arrangement containing the assessment of such arrangement. Such report is then posted on the AMF website, as well as on our website. In addition, we must also file with the AMF a monthly report containing details of all transactions relating to our shares that we may have carried out during the month.
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
      Prior to any transfer of shares held in registered form on Euronext Paris, such shares must be converted into bearer form and, accordingly, must be registered in an account maintained by an accredited financial intermediary. A shareholder may initiate a transfer by giving instructions (through an agent if appropriate) to the relevant accredited financial intermediary. For dealings on Euronext Paris an impôt sur les opérations de bourse, or a tax assessed on the price at which the securities were traded, is payable at a rate of 0.3% on the portion of the transaction up to and including €153,000 and at a rate of 0.15% on the portion of the transaction over €153,000 as well as for any prorogation. Such stock exchange stamp duty is subject to rebate of €23 per transaction and a maximum assessment of € 610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the French broker involved in the transaction regardless of whether the transaction occurs within or outside France. No registration duty would normally be payable in France on the transfer of our shares unless a transfer instrument has been executed in France. See “Taxation on Sale or Disposal of Shares or ADSs”.
     Requirements for Holdings Exceeding Certain Percentages
      The French company law provides that any individual or entity, who acting alone or in concert with others, acquires more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of our outstanding shares or voting rights thereof or whose shareholding falls below any such percentage must notify us within five (5) trading days of the date such threshold was crossed of the number of shares it holds and of the voting rights attached thereto. Such individual or entity must also notify the AMF within five (5) trading days of the date such threshold was crossed.
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
      French law imposes additional reporting requirements on persons who acquire more than 10% or 20% of our outstanding shares or voting rights. These persons must file a report with us and the AMF within 10 trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of our company or to seek nomination to our board of directors. The AMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may only amend its stated intentions in case of significant changes in its own situation or shareholders, or in our situation. Upon any change of intention, it must file a new report. Failure to comply with the notification requirements or to abide by the stated intentions may result in the acquirer being deprived of all or part of its voting rights, for a period of up to five years, by the Tribunal de Commerce, at our request or that of the AMF or one of our shareholders.
      In addition to the provisions of French company law our statuts provide that any shareholder who directly or indirectly acquires ownership or control of shares representing 1% or any multiple thereof of our share capital or voting rights, or whose shareholding falls below any such limit, must inform us within five (5) trading days of the crossing of the relevant threshold, of the number of shares then owned by such shareholder. Failure to comply with these notification requirements may result, at the request, recorded in the minutes of the general meeting, of one or several shareholders holding at least 1% of the capital, in the shares in excess of the relevant threshold being deprived of voting rights for all shareholder meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements.
      Compulsory Tender. General Regulation of the AMF provide that a shareholder, acting alone, or shareholders acting in concert, as these terms are defined in article L.233-10 of the French Commercial Code, who come to own more than one-third of the voting rights or share capital of a French company listed on a regulated securities exchange in France must immediately notify the AMF, and submit a compulsory tender for all the shares of capital and all securities giving access to the share capital or voting rights of such company. The tender must be submitted on terms acceptable to the AMF. The acquisition of control of a private company, the principal asset of which is a one-third or more interest in a company listed on a regulated market in France, is treated as a direct acquisition of such interest.
      In addition, the same obligation applies to any shareholder acting alone or shareholders acting in concert who, owning between one-third and 50% of the voting rights or share capital of a French company listed on a regulated market in France, increase their interest by more than 2% of the existing total number of shares or voting rights over a maximum period of twelve consecutive months.
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

Purchase Agreement dated April 21, 2005 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse First Boston (Europe) Limited, BNP Paribas Securities Corp, RBC Capital Markets Corporation Natexis Banques Populaires.
      In accordance with this agreement, we sold U.S.$165,000,000 of our 7 1/2 % Senior Notes due 2015 to the initial purchasers for resale pursuant to Rule 144A and Regulation S under the Securities Act. CGG Americas Inc., CGG Canada Ltd, CGG Marine Resources Norge ASA, Sercel Inc., Sercel Canada Ltd. and Sercel Australia Pty Ltd. are acting as original guarantors.

Registration Rights Agreement dated April 28, 2005 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse First Boston (Europe) Limited, BNP Paribas Securities Corp, RBC Capital Markets Corporation and Natexis Banques Populaires.
      This agreements provided certain registration rights to the holders of our U.S.$165,000,000 7 1/2 % Senior Notes due 2015. We fulfilled our obligations under this agreement in a registered exchange offer that expired on November 4, 2005.

Single currency term facility agreement dated September 1, 2005 by and among us, certain of our subsidiaries, Credit Suisse First Boston International and BNP Paribas.
      On September 1, 2005, we signed a single term facility agreement of up to U.S.$375,000,000 with Credit Suisse First Boston International and BNP Paribas acting as arrangers and agents. The purpose of this agreement was to finance the acquisition of Exploration Resources ASA. CGG Americas Inc., CGG Canada Ltd, CGG Marine Resources Norge ASA, Sercel Inc., Sercel Canada Ltd. and Sercel Australia Pty Ltd. are acting as original guarantors.

Amendment and restatement accession and novation agreement dated September 30, 2005 relating to US$375,000,000 Single Currency Term Facility Agreement originally dated 1 September 2005 between, among others, us, certain of our subsidiaries acting as original guarantors, Credit Suisse First Boston International and BNP Paribas.
      On September 30, 2005, we signed an amendment and restatement accession and novation agreement to the Single Currency Facility Agreement dated September 1, 2005. The purpose of this agreement was to transfer 45% of the shares held by us in Exploration Resources ASA and the corresponding indebtedness under the facility to CGG Americas Inc.

Underwriting Agreement dated November 15, 2005 by and among us, BNP Paribas, Credit Suisse First Boston (Europe) limited and RBC Capital Markets Corporation.
      In accordance with this agreement, the underwriters agreed to subscribe or procure subscribers for up to 4,327,776 of our newly issued ordinary shares at a purchase price of € 51 per share in transaction exempt from Securities Act registration.

Purchase Agreement dated January 27, 2006 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse Securities (Europe) Limited and BNP Paribas Securities Corp.
      In accordance with this agreement, we sold U.S.$165,000,000 of our 7 1/2 % Senior Notes due 2015 to the initial purchasers for resale pursuant to Rule 144A and Regulation S under the Securities Act. CGG Americas Inc., CGG Canada Ltd, CGG Marine Resources Norge ASA, Sercel Inc., Sercel Canada Ltd. and Sercel Australia Pty Ltd. are acting as original guarantors.

Registration Rights Agreement dated February 3, 2006 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse Securities (Europe) Limited and BNP Paribas Securities Corp.
      This agreements provided certain registration rights to the holders of our U.S.$165,000,000 of our 7 1/2 % Senior Notes due 2015 issued on February 3, 2006.

Long term facility agreement dated March 29, 2006 by and among Exploration Investment Resources II AS,
DnB NOR Bank ASA and certain banks and financial institutions.
      On March 29, 2006, we signed a long term facility agreement of up to U.S.$70,000,000 to finance the acquisition of certain seismic equipment and the conversion of one of our seismic vessel.
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
      Violation of this administrative notice requirement are sanctioned by a fine up to € 750.
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
      For the purposes of this discussion, a U.S. Holder means a beneficial owner of ADSs that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or of any State thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.
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
      The U.S. federal income tax treatment of a partner in a partnership that holds ADSs will depend on the status of the partner and the activities of the partnership. Holders that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the ownership and disposition of ADSs by the partnership.
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
      If a transfer of listed shares is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1.1% registration duty assessed on the higher of the purchase price or the market value of the shares (subject to a maximum assessment of € 4,000 per transfer). However, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.
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
United States Taxation
      The following summary assumes that we are not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, which we believe to be the case. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.
      THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ADSs, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
     Dividends
      General. Distributions paid on our shares out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any French withholding tax paid by us with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income in the year in which the distribution is received (which, in the case of a U.S. Holder of ADSs, will be the year of receipt by the Depositary), and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ADSs and thereafter as capital gain. However, we do not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by us with respect to our Ordinary Shares will constitute ordinary dividend income. U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from us.

      For taxable years that begin before December 31, 2008, dividends paid by us will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains, provided either we qualify for the benefits of the Treaty or the ADSs are considered to be readily tradable on the NYSE. A U.S. Holder will be eligible for this reduced rate only if it has held the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A U.S. Holder will not be able to claim the reduced rate for any year in which we are treated as a PFIC. See “Passive Foreign Investment Company Status” below.
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
      An Eligible U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any French tax withheld from a dividend. Eligible U.S. Holders will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the 15% maximum rate, and with respect to which the holder can obtain a refund from the French taxing authorities. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by us generally will constitute foreign source income in the “passive income” basket. If a U.S. Holder receives a dividend from us that qualifies for the reduced rate described above under “United States Taxation-Dividends-General”, the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the ADSs for at least 16 days in the 31-day period beginning 15 days before the ex dividend date.
      U.S. Holders that are accrual basis taxpayers, and who do not otherwise elect, must translate French taxes into U.S. Dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. Dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for French taxes relative to the U.S. Holder’s U.S. federal income tax liability attributable to a dividend. However, cash basis and electing accrual basis U.S. Holders may translate French taxes into U.S. Dollars using the exchange rate in effect on the day the taxes were paid. Any such election by an accrual basis U.S. Holder will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the IRS.
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
     Passive Foreign Investment Company Status
      A foreign corporation will be a PFIC in any taxable year in which either (i) 75% or more of its gross income consists of certain specified types of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. We do not expect that we will be a PFIC in 2006, but our possible status as a PFIC must be determined annually and therefore we might become a PFIC in future years.
      If we were a PFIC in any taxable year during which a U.S. Holder owned ADSs and the U.S. Holder had not made a mark to market or qualified electing fund election, the U.S. Holder would generally be subject to special rules (regardless of whether we continued to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by the U.S. Holder on ADSs in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs and (ii) any gain realized on the sale or other disposition of ADSs. Under these rules (a) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If we were a PFIC, a U.S. Holder of ADSs would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any direct or indirect subsidiaries of ours that were also PFICs. A U.S. Holder who beneficially owns an interest in a PFIC is generally required to file an annual information return on IRS Form 8621 describing the distributions received from and any gain realized upon the disposition of a beneficial interest in the PFIC. Additionally, dividends paid by us would not be eligible for the special reduced rate of tax described above under “United States Taxation-Dividends-General”. U.S. Holders should consult their tax advisers regarding the potential application of the PFIC regime.
     Backup Withholding and Information Reporting
      Payments of dividends and other proceeds with respect to ADSs by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.
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
Interest Rate Risk
      Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Our exposure to interest rate fluctuations is reduced to the extent that the main part of our financial debt at December 31, 2005 consisted of a bond issue maturing in November 2015 and bearing a fixed interest rate and of a bridge facility bearing a variable interest rate, which was repaid on February 10, 2006. A large part of our sources of liquidity also consists of long-term credit facilities and capital leases of various durations with fixed interest rates. However, our sources of liquidity include credit facilities with financial institutions charging variable interest rates over the course of drawdown periods of from one to twelve months. We may also use interest rate swaps to adjust interest rate exposures when appropriate based upon market conditions.
Foreign Exchange Rate Risk
      As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In each of the years ended December 31, 2005 and 2004, about 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than the euro. These included the U.S. dollar and, to a significantly lesser extent, other non-euro Western European currencies, principally the British pound and the Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services. Our exposure to fluctuations in the euro/ U.S. dollar exchange rate has increased considerably over the last few years due to increased sales outside of Europe.
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

Credit Risk and Counter-Party Risk
      We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. During 2005, our two largest clients accounted for 9.8% and 4.4% of our operating revenues, respectively. During 2004, our two largest clients accounted for 6.8% and 5.4% of our operating revenues, respectively.
      The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of December 31, 2005:

								Fair
Carrying value	2006	2007	2008	2009	2010	Thereafter	Total	Value

	(in € millions)
Debt
U.S. dollar	11.3	13.5	18.4	9.6	6.7	177.2	236.7	238.8
Average fixed rate	5.3%	5.3%	5.3%	5.2%	5.7%	7.7%	7.1%
U.S. dollar	132.8	6.2	5.0	3.1	1.7	0.0	148.8	148.8
Average variable rate	8.2%	5.0%	5.1%	5.2%	5.4%	0.0%	7.9%
Euro	3.5	0.8	0.0	0.0	0.0	0.0	4.3	4.4
Average fixed rate	6.2%	1.7%	0.0%	0.0%	0.0%	0.0%	6.2%
Euro	7.5	0.0	0.0	0.0	0.0	0.0	7.5	7.5
Average variable rate	2.5%	0.0%	0.0%	0.0%	0.0%	0.0%	2.5%
Other currencies	0.8	0.0	0.0	0.0	0.0	0.0	0.8	0.8
Average fixed rate	8.1%	0.0%	0.0%	0.0%	0.0%	0.0%	8.1%
Other currencies	0.1	0.1	0.1	0.0	0.0	0.0	0.3	0.3
Average variable rate	6.4%	6.4%	6.4%	0.0%	0.0%	0.0%	6.4%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	183.6							(4.2)
U.S. dollars average rate/€	1.2042
Forward sales (in GBP)	6.5							(0.5)
GBP average rate/U.S.$	1.8871
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
      There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nevertheless, following our acquisition of Exploration resources, our audit committee was informed of certain weaknesses in Exploration Resources’ internal controls as well as actions being implemented to correct them. Exploration Resources have been demerged from its former majority shareholder in March 2005 but the former majority shareholder continued to keep Exploration Resources books until our acquisition. Our analysis of the book keeping procedures revealed that they were not aligned with CGG’s internal controls, in particular with regard to the IFRS and associated deadlines. The preparation of our 2005 financial statements in accordance with IFRS required CGG to intervene and supervise local practices. An action plan is being implemented during the first six months of 2006 in order to improve local practices and reinforce internal control.
      Pursuant to section L.225-37 of the French commercial code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the annual general meeting of our shareholders on the conditions of preparation and organization of the meeting of our board of directors, on the limitations placed on the authority of the Chief Executive Officer as well as the internal control procedures put in place by CGG. This report for 2005 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our disclosure committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our group has been implemented.
Item 16A:     AUDIT COMMITTEE FINANCIAL EXPERT
      Pursuant to section 407 of the Sarbanes Oxley Act of 2002, Mr. Dunand was appointed Financial Expert of the Audit Committee by a Board resolution dated December 10, 2003. Mr. Dunand is “independent”, as that term is defined by the listing standards of the New York Stock Exchange.
Item 16B:     CODE OF ETHICS
      The Board of Directors has adopted a code of ethics that applies to our Chief Executive Officer, our Chief Financial Officer, other senior financial officers (including our principal accounting officer), the members of the

Group Management Committee and the Disclosure Committee to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us and compliance with applicable governmental rules and regulations. A copy of this code of ethics is filed as an exhibit to this annual report.
Item 16C:     PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,

	2005		2004

	Ernst & Young	Mazars & Guerard	Ernst & Young	Mazars & Guerard

	(in € thousands)
Audit Fees(a)	938	670	647	507
Audit-Related Fees(b)	1,019	484	677	150
Tax Fees(c)	280	5	346	—
All Other Fees(d)	10	—	21	—

Total	2,247	1,159	1,691	657

(a)	Audit fees are the aggregate fees billed by our independent auditors for the audit of the individual and consolidated annual and semi-annual financial statements and the provision of services that are normally provided by our independent auditors in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees are the aggregate fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees”. They include consultations relating to accounting principles and internal controls.

(c)	Tax fees are the aggregate fees billed by our independent auditors for services rendered by our auditors for tax compliance, tax advice, and tax planning. They include assistance when dealing with local authorities, advice regarding tax audit and litigation, expatriate taxation and tax advice relating to mergers and acquisitions.

(d)	All other fees are the aggregate fees billed by our independent auditors other than the services reported in paragraphs (a) through (c) of this item. They include training services as well as general and specific advice.
      In December 2003, the Board of Directors and the audit committee adopted an audit and non-audit services pre-approval policy. This policy requires the Audit Committee to pre-approve the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from us.
      Pursuant to this policy, a list of proposed services is pre-approved, on an annual basis, without consideration of specific case-by-case services by the Audit Committee. Unless a type of service has received such general pre-approval, it will require specific pre-approval by the Audit Committee or by any person to whom the audit committee has delegated pre-approval authority. In addition, any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee. The services list and the cost levels are reviewed annually by the Audit Committee.
      The annual audit services engagement terms and fees as defined under paragraph (a) of this item are subject to the specific pre-approval of the Audit Committee.
Item 16D:     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

Item 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total
	number of
	shares				Maximum number
	purchased as	Total number	Average		of shares that may
	part of the	of shares	price paid	Total amount	yet be purchased
	programs	purchased	per share	paid	under the program

January, 2005(a)	14,729	14,729	€54.20	€798,295	1,707,268
February, 2005(a)	14,479	14,479	€64.12	€928,407	1,707,268
March 2005(a)	12,328	12,328	€66.58	€820,800	1,707,268
April, 2005(b)	17,799	17,799	€64.39	€1,145,994	1,703,033
May, 2005(b)	7,374	7,374	€62.57	€461,362	1,706,999
June, 2005(b)	8,097	8,097	€68.57	€555,244	1,705,919
July, 2005(b)	18,503	18,503	€71.10	€1,315,628	1,705,369
August, 2005(b)	12,827	12,827	€81.07	€1,039,949	1,704,794
September, 2005(b)	13,550	13,550	€83.60	€1,132,725	1,707,134
October, 2005(b)	18,866	18,866	€78.18	€1,474,879	1,705,469
November, 2005(b)	103,673	103,673	€69.47	€7,202,062	1,704,469
December, 2005(b)	67,262	67,262	€77.19	€5,191,760	1,662,969

TOTAL	309,487	309,487	€71.30	€22,067,105

(a)	Shares purchased as part of the 2005 program approved by the shareholders’ meeting of May 12, 2005 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of € 120 per share; this program replaced the previous program announced on May 13, 2004.

(b)	Shares purchased as part of the 2004 program approved by the shareholders’ meeting of May 13, 2004 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of € 80 per share; this program replaced the previous program announced on April 23, 2003.

PART III
Item 17:     FINANCIAL STATEMENTS
      Not applicable.
Item 18:     FINANCIAL STATEMENTS
      The following audited financial statements of CGG and related schedules, together with the report of Barbier Frinault & Autres Ernst & Young, and Mazars & Guerard , are filed as part of this Annual Report:
      The following financial statements of Arabian Geophysical & Surveying Company Limited (Argas) and related schedules, together with the report of Ernst & Young, are filed as part of this Annual Report.
Item 19:     EXHIBITS
      The following instruments and documents are included as Exhibits to this Annual Report. Exhibits incorporated by reference are so indicated.

Exhibit No		Exhibit

1	.1*	English translation of the Articles of Association (statuts) of the Registrant.
2.1		Indenture dated as of April 28, 2005 between the Registrant and JP Morgan Chase Manhattan Bank as Trustee, which includes the form of the 7 1/2% Senior Notes due 2015 as an exhibit thereto.(1)
4.1		2000 Stock Option Plan(2)
4.2		2001 Stock Option Plan(3)
4.3		2002 Stock Option Plan(2)

Exhibit No		Exhibit

4.4		2003 Stock Option Plan(4)
4.5		Lease dated as of April 2, 1991 for the Registrant’s data processing center in London, England.(5)
4.6		Leases dated as of November 8, 1991 and December 13, 1996 for the Registrant’s data processing center in Houston, Texas, USA.(5)
4.7		Lease dated as of September 1, 1996 for Sercel’s factory in Tulsa, Oklahoma, USA.(5)
4.8		Time charter agreement dated as of March 1, 1996 for CGG Föhn, as amended on July 1, 1996.(5)
4.9		Time charter agreement dated as of May 7, 1996 for CGG Harmattan, as amended on July 1, 1996.(5)
4.10		Time charter agreement dated as of December 22, 1997 for CGG Alizé.(6)
4.11		Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment(7)
4.12		Revolving Credit Facility Agreement dated March 12, 2004 by and among us, Sercel SA, CGG Marine, Natexis Banques Populaires and certain banks and financial institutions(7)
4.13		Subscription Agreement, dated 27 September 2004, by and among us, Onex Partners LP, Onex American Holdings II LLC, Onex US Principals, LP, CGG Executive Investco, LLC and Onex Corporation (we have requested that the Commission grant confidential treatment for certain portions of this document)(8)
4.14		Registration Rights Agreement, dated 27 September 2004, by and among us, Onex Partners LP, Onex American Holdings II LLC, Onex US Principals, LP and CGG Executive Investco, LLC (8)
4	.15*	Purchase Agreement dated April 21, 2005 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse First Boston (Europe) Limited, BNP Paribas Securities Corp, RBC Capital Markets Corporation Natexis Banques Populaires.
4	.16*	Registration Rights Agreement dated April 28, 2005 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse First Boston (Europe) Limited, BNP Paribas Securities Corp, RBC Capital Markets Corporation and Natexis Banques Populaires.
4	.17*	Single currency term facility agreement dated September 1, 2005 by and among us, certain of our subsidiaries, Credit Suisse First Boston International and BNP Paribas.
4	.18*	Amendment and restatement accession and novation agreement dated September 30, 2005 related to US$375 million single currency term facility agreement originally dated September 1, 2005 between, among others us, certain of our subsidiaries and Credit Suisse First Boston International and BNP Paribas.
4	.19*	Underwriting Agreement dated November 15, 2005 by and among us, BNP Paribas, Credit Suisse First Boston (Europe) limited and RBC Capital Markets Corporation.
4	.20*	Purchase Agreement dated January 27, 2006 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse Securities (Europe) Limited and BNP Paribas Securities Corp.
4	.21*	Registration Rights Agreement dated February 3, 2006 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse Securities (Europe) Limited and BNP Paribas Securities Corp.
4	.22*	U.S.$70 million Term Credit Facility, dated March 29, 2006, by and among Exploration Investment Resources II AS, DnB NOR Bank ASA and certain banks and financial institutions.
8*		Subsidiaries of the Registrant
11		Code of Ethics(9)

Exhibit No		Exhibit

12	.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12	.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13	.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
13	.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)

Notes:

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (SEC File No. 333- 126556), dated September 21, 2005, as amended.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, dated May 14, 2003.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001, dated May 3, 2002.

(4)	Incorporated by reference to the Registrant’s Report on Form 6-K, dated September 3, 2003.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800), dated April 16, 1997, as amended.

(6)	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-11074), dated November 3, 1999, as amended.

(7)	Incorporated by reference to the Registrant’s Report on Form 6-K, dated May 13, 2004.

(8)	Incorporated by reference to the Registration’s Report on Form 6-K, dated November 16, 2004.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, dated April 18, 2005.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compagnie Générale de Géophysique
(Registrant)

/s/ Thierry Le Roux

Group President and Chief Financial Officer
Date: May 9, 2006

[THIS PAGE INTENTIONALLY LEFT BLANK]

COMPAGNIE GENERALE DE GEOPHYSIQUE

BARBIER FRINAULT & AUTRES ERNST & YOUNG 41, rue Ybry 92576 Neuilly-sur-Seine cedex	MAZARS & GUERARD MAZARS Le Vinci – 4, allée de l’Arche 92075 La Defense cedex
Report of independent auditors
To the Board of Directors and Shareholders of Compagnie Générale de Géophysique, S.A.:
      We have audited the accompanying consolidated balance sheets of Compagnie Générale de Géophysique, S.A. as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compagnie Générale de Géophysique, S.A. at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union.
      International Financial reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.
Neuilly-sur-Seine and Paris La Défense, April 26, 2006 except for the note 31 for which the date is May 9, 2006

BARBIER FRINAULT & AUTRES ERNST & YOUNG /s/ Pascal MACIOCE Pascal MACIOCE	MAZARS & GUERARD /s/ Philippe CASTAGNAC Philippe CASTAGNAC

COMPAGNIE GENERALE DE GEOPHYSIQUE
CONSOLIDATED BALANCE SHEETS

		December 31,

	Notes	2005	2004

		(amounts in
		millions of euros)
ASSETS
Cash and cash equivalents	12	112.4	130.6
Trade accounts and notes receivable, net	3	297.5	196.8
Inventories and work-in-progress, net	4	139.5	86.8
Income tax assets		10.1	4.2
Other current assets, net	5	41.5	48.7
Assets held for sale		3.5

Total current assets		604.5	467.1

Deferred tax assets	23	31.6	31.5
Investments and other financial assets, net	7	15.3	12.5
Investments in companies under equity method	8	44.4	30.8
Property, plant and equipment, net	9	480.1	204.1
Goodwill and intangible assets, net	10	389.2	225.2

Total non-current assets		960.6	504.1

TOTAL ASSETS		1,565.1	971.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	12	9.3	2.8
Current portion of financial debt	12	157.9	73.1
Trade accounts and notes payables		178.5	98.3
Accrued payroll costs		57.8	47.6
Income taxes payable		29.3	24.0
Advance billings to customers		19.5	13.2
Provisions — current portion	15	17.7	14.2
Other current liabilities	11	35.2	22.8

Total current liabilities		505.2	296.0

Deferred tax liabilities	23	56.9	26.7
Provisions — non-current portion	15	18.4	16.0
Financial debt	12	242.4	176.5
Derivative on convertible bonds	12	11.3	33.9
Other non-current liabilities	16	20.7	19.8

Total non-current liabilities		349.7	272.9

Common stock: 28,938,836 shares authorized and 17,081,680 shares with a € 2 nominal value issued and outstanding at December 31, 2005; 11,682,218 at December 31, 2004	14	34.2	23.4
Additional paid-in capital		372.3	173.4
Retained earnings		291.0	214.5
Treasury shares		(1.1)	1.8
Net loss for the period — Attributable to the Group		(7.8)	(6.4)
Income and expense recognized directly in equity		(1.4)	3.7
Cumulative translation adjustment		11.3	(17.2)
Total shareholders’ equity		698.5	393.2
Minority interests		11.7	9.1

Total shareholders’ equity and minority interests		710.2	402.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,565.1	971.2

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE
CONSOLIDATED STATEMENTS OF OPERATIONS

		December 31,

	Notes	2005	2004

		(in millions of euros,
		except per share data)
Operating revenues	18	869.9	687.4
Other income from ordinary activities	18	1.9	0.4
Total income from ordinary activities		871.8	687.8
Cost of operations		(670.0)	(554.0)

Gross profit	18	201.8	133.8

Research and development expenses — net	19	(31.1)	(28.8)
Selling, general and administrative expenses		(91.2)	(78.6)
Other revenues (expenses) — net	20	(4.4)	19.3

Operating income	18	75.1	45.7

Expenses related to financial debt		(45.8)	(30.0)
Income provided by cash and cash equivalents		3.5	2.2
Cost of financial debt, net	21	(42.3)	(27.8)
Variance on derivative on convertible bonds		(11.5)	(23.5)
Other financial income (loss)	22	(14.5)	0.8
Income (loss) of consolidated companies before income taxes		6.8	(4.8)
Income taxes	23	(26.6)	(10.9)

Net loss from consolidated companies		(19.8)	(15.7)

Equity in income of affiliates		13.0	10.3
Net loss		(6.8)	(5.4)
Attributable to:
Shareholders		(7.8)	(6.4)
Minority interests		1.0	1.0
Weighted average number of shares outstanding		12,095,925	11,681,406
Dilutive potential shares from stock-options(1)		270,789	108,631
Dilutive potential shares from convertible bonds(1)		252,500	233,333
Dilutive weighted average number of shares outstanding adjusted when dilutive		12,095,925	11,681,406
Net loss per share
— Basic		(0.64)	(0.55)
— Diluted(1)		(0.64)	(0.55)

(1)	Stock-options and convertible bonds have an anti-dilutive effect at December 31, 2005 and at December 31, 2004; as a consequence, potential shares linked to those instruments are not taken into account in the adjusted dilutive weighted average number of shares, nor in the calculation of diluted loss per share.
The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year

	Notes	2005	2004

		(amounts in
		millions of euros)
OPERATING
Net loss		(6.8)	(5.4)
Depreciation and amortization		76.3	65.5
Multi-client surveys amortization	10	69.6	66.5
Variance on provisions		6.7	(3.5)
Cancellation of expense & income calculated on stock-option		0.4	0.5
Cancellation of net gain (loss) on disposal of fixed assets		1.6	(11.5)
Equity in income of affiliates,		(13.0)	(10.3)
Dividends received from affiliates		4.5	4.8
Other non-cash items	27	27.5	21.4
Net cash including net cost of financial debt and income taxes		166.8	128.0
Less net cost of financial debt		42.3	27.8
Less income taxes expenses		26.6	10.9
Net cash excluding net cost of financial debt and income taxes		235.7	166.7
Income taxes paid	27	(31.7)	(17.0)
Net cash before changes in working capital		204.0	149.7
— change in trade accounts and notes receivables		(24.3)	(26.8)
— change in inventories and work-in-progress		(45.2)	(16.4)
— change in other current assets		(3.1)	17.4
— change in trade accounts and notes payable		38.8	9.0
— change in other current liabilities		1.0	(5.5)
Impact of changes in exchange rate on financial items		11.2	(0.5)

Net cash provided by operating activities		182.4	126.9

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9 et 10	(117.1)	(44.4)
Investments in multi-client surveys	10	(32.0)	(51.1)
Proceeds from disposals tangible & intangible		3.6	6.9
Total net proceeds from financial assets		0.9	17.2
Acquisition of investments, net of cash & cash equivalents acquired	2	(265.8)	(27.9)
Variation in loans granted		0.8	0.1
Variation in subsidies for capital expenditures		(1.3)	(0.4)
Variation in other non-current financial assets		(0.2)	(1.2)
Net cash from investing activities		(411.1)	(100.8)

FINANCING
Repayement of long-term debt		(391.7)	(16.5)
Total issuance of long-term debt		461.1	73.7
Reimbursement on leasing		(13.5)	(11.9)
Change in short-term loans		(4.1)	(0.6)
Financial expenses paid	27	(62.6)	(29.1)
Net proceeds from capital increase:
— from shareholders		207.3	—
— from minority interest of integrated companies		—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—
— to minority interest of integrated companies		(0.2)	—
Acquisition/disposal of from treasury shares		(2.9)	2.0

Net cash provided by financing activities		193.4	17.6

Effect of exchange rates on cash		17.1	(9.5)

Net increase (decrease) in cash and cash equivalents		(18.2)	34.2
Cash and cash equivalents at beginning of year		130.6	96.4

Cash and cash equivalents at end of period	12	112.4	130.6

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Income and				Total
							expense				shareholders’
	Number of		Additional				recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury		directly in	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares		equity	adjustment	equity	interest	interest

	(amounts in millions of euros)
Balance at January 1, 2004	11,680,718	23.4	292.7	94.7	(0.8)		9.2	—	419.2	8.8	428.0
Capital increase	1,500	—	—
Net income				(6.4)					(6.4)	1.0	(5.4)
Cost of share-based payment				0.5					0.5		0.5
Operations on treasury shares					2.6				2.6		2.6
Financial instruments: variance and transfer to income statement(1)							(1.2)		(1.2)		(1.2)
Financial assets: variance and transfer to income statement(2)							(4.3)		(4.3)		(4.3)
Foreign currency translation: variance and transfer to income statement (3)								(17.2)	(17.2)	(0.7)	(17.9)

Income and expense recognized directly in equity(1)+(2)+(3)							(5.5)	(17.2)	(22.7)	(0.7)	(23.4)
Others(a)			(119.3)	119.3					—		—

Balance at December 31, 2004	11,682,218	23.4	173.4	208.1	1.8		3.7	(17.2)	393.2	9.1	402.3
Capital increase	4,251,962	8.5	199.1						207.6		207.6
Conversion of convertible bonds	1,147,500	2.3	54.0	28.9					85.2		85.2
Net income				(7.8)					(7.8)	1.0	(6.8)
Cost of share-based payment				0.4					0.4	(0.2)	0.2
Operations on treasury shares					(2.9)				(2.9)		(2.9)
Financial instruments: variance and transfer to income statement(1)							(5.7)		(5.7)		(5.7)
Foreign currency translation: variance and transfer to income statement (2)								28.5	28.5	1.8	30.3

Income and expense recognized directly in equity(1)+(2)							(5.7)	28.5	22.8	1.8	24.6
Others(a)			(54.2)	53.6			0.6		—		—

Balance at December 31, 2005	17,081,680	34.2	372.3	283.2	(1.1	) (b)	(1.4)	11.3	698.5	11.7	710.2

(a)	Transfer of additional paid-in-capital to retained earnings.

(b)	Includes 42,500 treasury shares acquired in the frame of a liquidity contract.

Statement of incomes and expenses attributable to shareholders

	December 31,

	2005	2004

	(amounts
	in millions
	of euros)
Net income	(7.8)	(6.4)
— Variance in fair value of available-for-sale investments	—	(4.3)
— Variance in fair value of hedging instruments	(5.7)	(1.2)
— Variance in foreign currency translation adjustment	28.5	(17.2)

Incomes and expenses recognized directly in equity for the period	15.0	(29.1)

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
      Pursuant to European regulation n° 1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (IASB) at December 31, 2005. They include comparative information for the comparable period of 2004 using the same standards.
      According to general provisions of IFRS 1 — First-time adoption of International Financial Reporting Standards, the Group has opted to apply the following options and exemptions as follows:

—	Business combinations (IFRS 3): the Group has opted not to restate business combinations that occurred before January 1, 2004,

—	Measurement of certain items of property, plant and equipment at fair value (IAS 16): the Group has opted not to reassess property, plant and equipment and intangible assets at fair value. Property, plant and equipment are maintained at historical cost,

—	Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefits plans at January 1, 2004 have been recognized in shareholders’ equity in the opening balance sheet,

—	Cumulative translation adjustments: the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves,

—	Only stock option plans issued after November 7, 2002 and not fully vested as of January 1, 2005 are accounted for in accordance with IFRS2.
      Moreover, the Group applied early application starting from January 1, 2004 of the following standards:

—	Financial instruments: the Group elect the option to apply standards IAS 32 and 39 from January 1, 2004;
      Note 30 “Transition to IFRS” describes the reclassifications and the restatements between French GAAP and IFRS, and reconciles net income and equity to IFRS in 2004.
      International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 31 “Reconciliation to US GAAP” describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconciles net income and shareholders’ equity to U.S. GAAP as of and for the period ended December 31, 2005.
      When preparing consolidated financial statements according to IFRS, some items in the balance sheet, in the income statement and in disclosures are assessed by the Group’s management based on estimates and hypothesis. Actual figures may differ from estimated figures.
Critical Accounting Policies
      Our significant accounting policies, which we have applied consistently are fully described below. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
     1 — Basis of consolidation
      Our consolidated financial statements include the accounts of CGG and all majority-owned subsidiaries.
      We use the equity method for investments in which our ownership interest ranges from 20% to 50% and we exercise significant influence over operating and financial policies. We may account for certain investments where the Group’s ownership is below 20% using the equity method when we exercise significant influence (Board membership or equivalent) over the business.
      All inter-company transactions and accounts are eliminated in consolidation.
      Our consolidated financial statements are reported in euros.
     2 — Foreign currency
      The financial statements of all of our foreign subsidiaries are maintained in the local currency, which is the functional currency, with the exception of the financial statements of subsidiaries operating in Norway (including notably some subsidiaries of Exploration Resources), in Malaysia and Venezuela. In those subsidiaries, the functional currency is the U.S. dollar, the currency in which they primarily conduct their business. Goodwill attributable to foreign subsidiaries is accounted for in the functional currency of the applicable entities.
      When translating the foreign currency financial statements of foreign subsidiaries to euro, year-end exchange rates are applied to balance sheet items, while average annual exchange rates are applied to income statement items. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity. With respect to foreign affiliates accounted for using the equity method, the effects of exchange rates changes on the net assets of the affiliate are recorded in a separate component of shareholders’ equity.
      Transactions denominated in currencies other than the functional currency of a given entity are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies other than the functional currency are re-evaluated at year-end exchange rates and any resulting unrealized exchange gains and losses are included in income.
     3 — Business combinations
      Business combinations after January 1, 2004 are accounted for in accordance with IFRS. Assets and liabilities acquired are recognized at their fair value at the date of acquisition. The remaining difference between the fair value of assets and liabilities acquired and the consideration tendered in an acquisition is recorded as goodwill and allocated to the cash generating units.
     4 — Operating revenues
      Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage on completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.

•	Multi-client surveys
      Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
      Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. The Company records payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.
      The Company recognizes pre-commitments as revenue when production is begun based on the ratio of project cost incurred during that period to total estimated project cost. The Company believes this ratio to be generally consistent with the physical progress of the project.
      After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
      After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

•	Exclusive surveys
      In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
      The billings and the costs related to the transits of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.
      In some exclusive survey contracts and a limited number of multi-client survey contracts, the Company is required to meet certain milestones. The Company defers recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

•	Other geophysical services
      Revenues from our other geophysical services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Equipment sales
      We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Software and hardware sales
      We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
      If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
      If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.
      Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.
     5 — Cost of financial debt
      Cost of financial debt is expensed in the income statement on the period in which it is borne, regardless of the use of funds borrowed.
      Cost of financial debt includes expenses related to financial debt, composed of bonds, the debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.
     6 — Income taxes
      Income taxes includes all tax based on taxable profit.
     7 — Intangible and tangible assets
      In accordance with IAS 16 “Property, Plant and equipment” and IAS 38 “Intangible assets” only items for which cost can be reliably measured and for which the future economic benefits are likely to flow to us are recorded in our consolidated financial statements.

•	Property, plant and equipment
      Property, plant and equipment are valued at historical cost less accumulated depreciation and impairment losses. Depreciation is generally calculated over the following useful lives:

— equipments and tools:	3 to 10 years
— vehicles:	3 to 5 years
— seismic vessels:	12 to 30 years
— buildings for industrial use:	20 years
— buildings for administrative and commercial use:	20 to 40 years
      Starting from September 1, 2005, the date at which we acquired Exploration Resources, we harmonized the useful life of our vessels to 30 years. The impact of this change in estimate for the period through December 31, 2005 is a minor depreciation of € 0.8 million.
      Depreciation expense is determined using the straight-line method.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with the ownership of the asset to us or tenant are capitalized.
      We include residual value, if significant, when calculating the depreciable amount. We segregate tangible assets into their separate components if there is a significant difference in their expected useful lives, and depreciate them accordingly.

•	Lease agreements
      Assets under a capital lease agreement or a long-term lease agreement that transfers substantially all the risks and rewards incidental to ownership to the Group are accounted for as fixed assets at the commencement of the lease term, at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability and the finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Assets under capital lease are depreciated over the shorter of its useful life and the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.
      Rent payments under operating leases are recognized as operating expenses over the lease term.

•	Goodwill
      Goodwill is determined according to 3 — Business Combinations. Upon transition to IFRS, goodwill is no longer amortized in accordance with IFRS 3 “Business combinations”.

•	Multi-client surveys
      Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
      We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record). In this respect, we use three different sets of parameters depending on the area or type of surveys considered:

—	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a three-year period, should total accumulated depreciation from the 66.6% of revenues amortization method be below this minimum level;

—	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery; and

—	Long term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation on a seven-year period from data delivery.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Development costs
      Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.
      Expenditures on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

—	the project is clearly defined, and costs are separately identified and reliably measured,

—	the product or process is technically and commercially feasible,

—	we have sufficient resources to complete development, and

—	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.
      The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.
      Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.
      We amortize capitalized developments costs over 5 years.
      Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

•	Impairment
      In accordance with IAS 36 “Impairment of assets”, the carrying amounts of our assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, we estimate the asset’s recoverable amount. Factors we consider important by that could trigger an impairment review include the following:

—	significant underperformance relative to expected operating results based upon historical and/or projected data,

—	significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and

—	significant negative industry or economic trends.
      The recoverable amount of tangible and intangible assets is the greater of their net fair value less costs to sell and value in use.
      For cash generating units comprised of goodwill, assets that have an indefinite useful life or intangible assets that are not yet available for use, we estimate the recoverable amount at each balance sheet date.
      We determine the recoverable amounts by estimating future cash flows expected from the assets or from the cash generating units, discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
      We recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Impairment losses are recognized in the income statement. Impairment losses recognized in respect of a group of non independent assets allocated to a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

•	Assets held for sale
      Assets classified as assets held for sale correspond to assets for which the net book value will be recovered by a sale rather than by its use in operations. Assets held for sale are valued at the lower of historical cost and net realizable value.
     8 — Investments and other financial assets
      Investments and other financial assets include investments in non-consolidated entities and loans and non-current receivables.

•	Investments in non-consolidated entities
      In accordance with IAS 39 “Financial instruments”, we classify investments in non-consolidated companies as available-for-sale and therefore present them on the balance sheet at their fair value. The fair value for listed securities is their market price at the balance sheet date. If a reliable fair value cannot be established, securities are valued at historical cost. We account for changes fair value directly in shareholders’ equity.

•	Loans and non-current receivables
      Loans and non-current receivables are accounted for at amortized cost.

•	Impairment
      We examine non-consolidated securities and other financial assets at each balance sheet date to detect any objective evidence of impairment. Where this is the case, we record an impairment loss.
      Where there is objective evidence of impairment of a financial asset (for instance in case of significant and prolonged decline of the value of the asset) we record an irreversible impairment provision. This provision can only be released upon the sale of the relevant financial asset.
     9 — Treasury shares
      We value treasury shares at their cost, as a reduction of shareholders’ equity. Proceeds from the sale of treasury shares are included in shareholders’ equity and have no impact on the income statement.
     10 — Inventories
      We value inventories are at the lower of cost (including direct production costs where applicable) and net realizable value.
      We calculate the cost of inventories on a weighted average price basis for our Products segment and on a first-in first-out basis for our Services segment.
     11 — Provisions
      We record a provision when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Onerous contracts
      We record a provision for onerous contracts equal to the excess of the unavoidable costs of meeting the obligations under the contract over the economic benefits expected to be received under it, as estimated by the Group.

•	Pension, post-employment benefits and other post-employment benefits

•	Defined contribution plans
      We record obligations for contributions to defined contribution pension plans as an expense in the income statement as incurred.

•	Defined benefit plans
      Our net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. We perform the calculation by using the projected unit credit method.
      When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.
      We record actuarial gains and losses that arise subsequent to January 1, 2004 directly in equity.
     12 — Financial debt
      Financial debt is accounted for:

—	As at the date of issuance, at the fair value of the consideration received, less issuance fees and/or issuance premium;

—	subsequently, at amortized cost, corresponding to the amount at which is assessed the financial debt at its initial accounting, less repayments in nominal and increased or decreased of the accumulated amortization of all differences between this original amount and the amount at maturity; differences between initial amount and the amount at maturity are amortized according to the method of effective interest rate.

•	Convertible bonds
      As the $85 million 7.75% subordinated bonds due 2012 convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. As a result, we bifurcated the embedded conversion option by € 10.5 million at the issuance as “Other non-current assets”. The discounting of the debt at the issuance is accounted for as “Cost of financial debt” until the maturity of the convertible bonds.
      Changes of the fair value of the embedded derivative are recognized in the consolidated income statement in the line item “Variance on derivative convertible bonds”. The fair value of the embedded derivative has been determined using a binomial model.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
     13 — Financial instruments
      We use derivative financial instruments to hedge our exposure to foreign exchange fluctuations (principally U.S. dollars) from operational, financing and investment activities. In accordance with our treasury policy, we do not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments in “Other financial income (loss)”.
      Exchange gains or losses on foreign currency financial instruments that represent the efficient portion of an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholder’s equity under the line item “Cumulative translation adjustments”, the inefficient portion being recognized in the income statement. The cumulative value of foreign exchange gains and losses recognized directly in equity will be transferred to income statement when the net investment is sold or lost.
      Derivative financial instruments are stated at fair value.
      The gain or loss on reassessment to fair value is recognized immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss is as follows (cash flow hedges), we account for changes in the fair value of the effective hedged amount in shareholder’s equity. The ineffective portion is recorded in “Other financial income (loss)”.
     14 — Cash-flows statement
      The cash flows of the period are presented in the cash flow statement within three activities: operating, investing and financing activities:

•	Operating activities
      Operating activities are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities.

•	Investing activities
      Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash equivalents. When a subsidiary is acquired, a separate item, corresponding to the consideration paid net of cash and cash equivalents held par the subsidiary at the date of acquisition, provides the cash out of the acquisition.

•	Financing activities
      Financing activities are activities that result in changes in the size and composition of the contributed equity and borrowings of the entity. They include financial expenses cashed out.

•	Cash and cash equivalents
      Cash and cash equivalents are liquid investments that are readily convertible to known amounts of cash in less than three months.
     15 — Stock-options
      We include stock-options granted to employees in the financial statements using the following principles: the stock option’s fair value is determined on the grant date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the end of the vesting period. We calculate stock option fair value using the Black-Scholes model.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
     16 — Grants
      Government grants, including non-monetary grants at fair value, are not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to them and that the grants will be received.
      Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate. They are presented as a reduction of the corresponding expenses in the item “Research and development expenses, net” in the income statement.
      Refundable grants are presented in the balance sheet as “Other non-current liabilities”.
NOTE 2 — ACQUISITIONS AND DIVESTITURES
     For the year ended December 31, 2005
      On February 14, 2005, we ended our cooperation agreements with PT Alico, an Indonesian company. On that date, PT Alico, which was fully consolidated in our accounts until 2004 as a consequence of our contractual relationship with them, was excluded from our scope of consolidation. Under our agreements with PT Alico, we indemnified them against certain specific risks. This liability is limited and was accrued in the financial statements at December 31, 2004 and at December 31, 2005. The liability will expire on June 30, 2006, at which date we will have no further commitment to PT Alico or its shareholders.
      On July 27, 2005, we funded a new fully owned company in Russia named CGG Vostok. This company will undertake seismic services activities and is consolidated.
      On August 29, 2005, we acquired a controlling stake of approximately 60% of Exploration Resources ASA (“Exploration Resources”), a Norwegian provider of marine seismic acquisition services, at a purchase price of approximately NOK 340 per share corresponding to a premium of 8.3% over the last stock price of Exploration Resources’ shares before the notice of the operation (NOK 314).
      We continued to acquire shares of Exploration Resources until we acquired the totality by the end of October 2005 for an average price excluding fees of NOK 338.27 per share: first by acquisitions on the market; then in a combined mandatory offer followed by a squeeze-out; then by mutual agreements with the management of Exploration Resources that held stock-options; eventually in a specific agreement with the minority shareholders of Multiwave Geophysical Company ASA (“Multiwave”), Exploration Resources’s subsidiary focusing on seabed acquisition, as a consequence of the merger of this entity with Exploration Seismic AS, a fully owned subsidiary of Exploration Resources.
      The total cost to us of the acquisition was €303.3 million, including €8.6 million related to acquisition fees and including the price of the shares acquired in October 2005. The reassessment of Exploration Resources’ net assets, along with a seismic business economic perspective, led us primarily to increase the book value of the vessels (by € 115 million at September 1, 2005) and to recognize the corresponding deferred tax liabilities. The vessels were valued using combined valuation methods of which, particularly, the present value of cash flows that will be generated by the vessels.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      On the basis of these elements, the purchase accounting for Exploration Resources at historical rates is as follows:

(in million of euros)

Total acquisition of Exploration Resources shares	294.7
Acquisition fees	8.6

Total acquisition price	303.3
Cash and cash equivalents acquired	37.5
Fair value of fixed assets acquired	195.1
Deferred tax liabilities net assumed	(32.9)
Other assets and liabilities acquired	(73.5)
Preliminary fair value of net assets acquired	126.2
Preliminary goodwill	177.1
      The reassessment of Exploration Resources’ assets resulted in a preliminary goodwill of € 177.1 million. As the purchase accounting has not been finalized at December 31, 2005, the allocation of the purchase price is subject to change.
      The results of Exploration Resources are included in our consolidated financial statements from
September 1, 2005.
      Since the date of acquisition, Exploration Resources contributed €28.8 million to the consolidated operating revenues of CGG Group and €6.4 million to the net consolidated income of CGG Group. If the business combination would have occur at the beginning of the year, the loss for the Group would have been €21.5 million euros, mainly due to interest expense linked to the financing of the acquisition and the operating revenues would have been € 932.1 million.
For the year ended December 31, 2004
      On January 2, 2004, Sercel acquired the seismic equipment business of Thales Underwater Systems Pty Ltd. (TUS). This business includes the development and manufacturing of surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. The transaction was achieved with an immediate payment of €21.7 million subject to a possible price adjustment which may entail an additional payment in 2005 and/or 2006 based on revenues. The reassessment of TUS’s assets led to the recognition of contractual rights by €11.9 million and of development costs by €8.9 million. As a result of this reassessment, the final goodwill amounted to € 8.2 million.
      On January 8, 2004, Sercel acquired a 51% majority ownership in Hebei JunFeng Geophysical Co. Ltd., a provider of geophones and seismic cables for the Chinese seismic market. Hebei JunFeng Geophysical Co. Ltd., located in the Hebei province, was originally created by BGP, the largest Chinese geophysical services contractor. The consideration for the transaction was €9.8 million and generated goodwill of € 0.5 million. BGP will remain shareholder of the company along with the management, the employees and XPEIC, a Chinese geophysical equipment company.
      On February 19, 2004, Sercel acquired Orca Instrumentation, a French company that develops and markets marine acquisition systems and underwater data transmission systems. The consideration for the transaction amounted to €1.3 million. As a result of the reassessment of Orca’s assets, which led to the recognition of development costs by €0.6 million, the final goodwill amounted to € 0.2 million.
      On March 3, 2004, Sercel completed the acquisition of Createch Industrie, a French company specialized in borehole measurement tools, borehole seismic tools and permanent borehole sensors. The consideration for the transaction amounted to € 1.9 million. The reassessment of Createch’s assets resulted in the recognition of

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
contractual rights of €0.4 million and of development costs of €1.5 million and the final goodwill amounted to € 0.6 million.
      On September 23, 2004, the liquidation of Kantwell Overseas Shipping Co, which had owned the seismic vessel the CGG Mistral (which sank in December 2002), was completed.
      In October and November 2004, CGG sold 467,753 shares of the Norwegian company Petroleum Geo Services (“PGS”) for €17.2 million; the gain was € 7.9 million before and after tax and was booked as “Other Revenues and Expenses”. After this sale, CGG does not own any share of PGS.
NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE
      Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31

	2005	2004

	(in millions
	of euros)
Trade accounts and notes receivable gross — current portion	240.0	159.4
Less: allowance for doubtful accounts	(6.2)	(4.4)

Trade accounts and notes receivables net — current portion	233.8	155.0

Trade accounts and notes receivable gross — long term portion	12.0	13.1
Less: allowance for doubtful accounts	—	—

Trade accounts and notes receivables net — long term portion	12.0	13.1

Recoverable costs and accrued profit on billed	51.7	28.7

Total accounts and notes receivables	297.5	196.8

      In the geophysical services segment, customers are generally large national or international oil and gas companies, which management believes reduces potential credit risk. In the geophysical products segment, a significant portion of sales is paid by irrevocable letters of credit.
      The Group maintains an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Credit losses have not been material for the periods presented and have consistently been within management’s expectations.
      Recoverable costs and accrued profit not billed comprise amounts of revenue recognized under the percentage of completion method on contracts for which billings had not been presented to the contract owners. Such unbilled accounts receivable are generally billed over the 30 or 60 days following the project commencement.
      The long-term receivables as of December 31, 2005 amounted to €11.3 million for the geophysical services segment and to €0.7 million for the geophysical products segment. The long-term receivables as of December 31, 2004 amounted to €9.6 million for the geophysical services segment and to € 3.5 million for the geophysical products segment.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 4 — INVENTORIES AND WORK IN PROGRESS
      Analysis of Inventories and work-in-progress is as follows:

	December 31, 2005			December 31, 2004

		Valuation			Valuation
	Cost	Allowance	Net	Cost	Allowance	Net

	(in millions of euros)
Geophysical services
— Consumables and spares parts	23.1	(1.1)	22.0	18.6	(1.0)	17.6
— Work in progress	7.6	—	7.6	5.4	—	5.4
Geophysical products
— Raw materials and spare parts	45.4	(6.9)	38.5	27.4	(6.1)	21.3
— Work in progress	51.0	(5.7)	45.3	34.9	(4.6)	30.3
— Finished goods	30.1	(4.0)	26.1	16.0	(3.8)	12.2

Inventories and work in progress	157.2	(17.7)	139.5	102.3	(15.5)	86.8

      The variation of Inventories and work in progress is as follows:

	December 31,	December 31,
Variation of the period	2005	2004

	(in millions of euros)
Balance at beginning of period	86.8	62.4
Variations	46.6	9.5
Movements in valuation allowance	(1.3)	6.9
Change in consolidation scope	1.1	7.5
Change in exchange rates	4.3	(1.5)
Others	2.0	2.0

Balance at end of period	139.5	86.8

      The additions and deductions in valuation allowances for inventories and work-in-progress are presented in the statement of operations as “Cost of sales”.
NOTE 5 — OTHER CURRENT ASSETS

	December 31,

	2005	2004

	(in millions
	of euros)
Social and tax assets	16.0	5.5
Fair value of financial instruments	—	8.9
Other miscellaneous receivables	11.6	18.9
Supplier prepayments	3.7	8.2
Assets of retirement indemnity plans	1.8	—
Prepaid expenses(a)	8.4	7.2

Other current assets	41.5	48.7

(a)	includes principally prepaid rent, vessels charters.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 6 — ASSETS VALUATION ALLOWANCE
      Details of valuation allowances recorded against assets are as follows:

	December 31, 2005

		Additions/
	Balance at	Deductions		Balance
	beginning	charged in		at end
	of year	income	Others(a)	of period

	(in millions of euros)
Trade accounts and notes receivables	4.4	2.3	(0.5)	6.2
Inventories and work-in-progress	15.4	1.3	1.0	17.7
Tax assets	—	—	0.3	0.3
Other current assets	0.7	0.7	—	1.4
Loans receivables and other investments	2.0	(0.7)	—	1.3

Total assets valuation allowance	22.5	3.6	0.8	26.9

(a)	includes the effects of exchange rates changes and changes in the scope of consolidation.

	December 31, 2004

		Additions/
	Balance at	Deductions		Balance
	beginning	charged		at end
	of year	in income	Others(a)	of period

	(in millions of euros)
Trade accounts and notes receivables	3.9	(0.1)	0.6	4.4
Inventories and work-in-progress	22.7	(6.9)	(0.4)	15.4
Other current assets	0.6	0.1	—	0.7
Loans receivables and other investments	2.0	0.2	(0.2)	2.0

Total assets valuation allowance	29.2	(6.7)	(0,0)	22.5

(a)	includes the effects of exchange rates changes and changes in the scope of consolidation.
NOTE 7 — INVESTMENTS AND OTHER FINANCIAL ASSETS

	December 31,

	2005	2004

	(in millions
	of euros)
Other financial investments:
Unconsolidated investments	3.7	2.8
Loans and advances(a)	7.3	6.3
Other	4.3	3.4

Total	15.3	12.5

(a)	includes loans and advances to companies accounted for under the equity method at December 31, 2005 for €6.6 million, and at December 31, 2004 for € 5.8 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Unconsolidated investments included in « Other financial investments » are presented as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Tronic’s Microsystems SA	3.5	2.6
Other investments in unconsolidated companies	0.2	0.2

Total investments in unconsolidated companies	3.7	2.8

      The Group’s shareholding in Tronic’s Microsystems S.A. was 14.70% at December 31, 2005 and 12.45% at December 31, 2004.
NOTE 8 — INVESTMENTS IN COMPANIES UNDER EQUITY METHOD
      The variation of “Investments in companies under equity method” is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Balance at beginning of period	30.8	27.0
Equity in income	13.0	10.3
Dividends received during the period, reduction in share capital	(4.5)	(4.8)
Changes in exchange rates	4.6	(1.7)

Balance at end of period	43.9	30.8

      Investments in companies under equity method are comprised of:

	December 31,

	2005	2004

	(in millions
	of euros)
Argas	36.5	23.7
Geomar	5.5	5.6
JV Xian Peic/ Sercel Limited	2.4	2.2
VS Fusion LLC	(0.5)	(0.7)

Investments in companies under the equity method	43.9	30.8

      Investments in companies under the equity method are presented at December 31, 2005 in the balance sheet as “Investments in companies under the equity method” by €44.4 million in assets and as “Provisions — non-current portion” by € 0.5 million in liabilities.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The net contribution to equity of affiliates accounted for under the equity method is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Argas	32.2	19.4
Geomar	(0.2)	—
JV Xian Peic/ Sercel Limited	0.8	0.6
VS Fusion LLC	(0.5)	(0.7)

Total	32.3	19.3

      The key figures relating to Argas’s financial statements are as follows:

	2005	2004

	(in millions
	of euros)
Current assets	57.5	41.9
Fixed assets	33.5	23.7
Current liabilities	3.5	5.7
Non current liabilities	8.7	2.6
Gross revenue	76.3	70.0
Operating profit	19.6	21.6
Income from continuing operations before extraordinary items and cumulative effect of change in accounting principle	20.4	21.3

Net income	20.4	21.3

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT
      Analysis of “Property, plant and equipment” is as follows:

	December 31, 2005			December 31, 2004

		Accumulated			Accumulated
	Gross	depreciation	Net	Gross	depreciation	Net

	(amounts in millions of euros)
Land	4.7	(0.2)	4.5	4.4	(0.2)	4.2
Buildings	60.3	(29.6)	30.7	53.1	(25.4)	27.7
Machinery & equipment	457.0	(295.9)	161.1	339.7	(259.3)	80.4
Vehicles & vessels	373.1	(104.3)	268.8	159.2	(79.0)	80.2
Other tangible assets	35.8	(25.9)	9.9	33.1	(23.6)	9.5
Assets under constructions	5.1	—	5.1	2.1	—	2.1

Total Property, plant and equipment	936.0	(455.9)	480.1	591.6	(387.5)	204.1

      In addition, seismic equipments no longer in use and held to be sold were reclassified as “Assets held for sale” for €3.5 million at December 31, 2005. The seismic equipments were sold in February 2006 for € 5.0 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Included in Property, plant and equipment are land, buildings and geophysical equipment recorded under capital leases as follows:

	December 31, 2005			December 31, 2004

		Accumulated			Accumulated
	Gross	depreciation	Net	Gross	depreciation	Net

	(amounts in millions of euros)
Land and buildings under capital leases	5.9	(0.2)	5.7	5.9	(0.1)	5.8
Geophysical equipment and vessels under capital leases	101.7	(25.5)	76.2	30.7	(22.1)	8.6
Other tangible assets under capital leases	0.5	(0.5)	—	0.2	(0.1)	0.1

Total Property, plant and equipment under capital lease	108.1	(26.2)	81.9	36.9	(22.4)	14.5

      In 2005, the time charter party agreement of the seismic vessel “Geochallenger” has been qualified as a capital lease. The total lease obligation is U.S.$36.2 million (€30.7 million) over 5 years plus a residual value amounting to NOK 230 million (€30 million). Part of this lease obligation is operating expenses and the net present value of the future lease payments under capital lease (including the residual value) is only U.S.$54.8 million (€ 46.5 million).
      In April 2005, the time charter party agreement of the seismic vessel “Laurentian” has been renewed with modified contractual conditions. As a result, it has been qualified as a capital lease. The total lease obligation is U.S.$27.8 million (€23.6 million) over 3 years plus a residual value amounting to U.S.$7.3 million (€6.2 million). Part of this lease obligation is operating expenses and the net present value of the future lease payments under capital lease (including the residual value) is only U.S.$16.8 million (€ 14.2 million).
      In 2004, the seismic vessels “Föhn” and “Harmattan” and one chase boat were included in purchases of assets recorded under capital leases for a total amount of € 8.7 million.
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

	December 31,

Variation of the period	2005	2004

	(in millions
	of euros)
Balance at beginning of period	204.1	215.8
Acquisitions	107.7	41.1
Acquisitions through capital lease	17.4	8.7
Depreciation	(67.9)	(58.0)
Disposals	(6.0)	(1.9)
Changes in exchange rates	35.2	(8.9)
Change in consolidation scope	195.1	8.8
Other	(5.5)	(1.5)

Balance at end of period	480.1	204.1

      The change in consolidation scope corresponds to the acquisition of Exploration Resources.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Reconciliation of acquisitions with the cash-flow statement and capital expenditures in note 18 is as follows:

December 31, 2005

(in millions of euros)
Acquisitions of tangible assets (excluding capital lease) — see above	107.7
Development costs capitalized — see note 19	8.1
Additions in other tangible assets (excluding non-exclusive surveys) — see note 10	2.3
Variance of fixed assets suppliers	(1.0)

Total purchases of tangible and intangible assets according to cash-flow statement	117.1

Acquisitions through capital lease — see above	17.4
Increase in multi-clients surveys — see note 10	32.0
Less variance of fixed assets	1.0

Capital expenditures according to note 18	167.5

Repairs and maintenance expenses
      Repairs and maintenance expenses included in cost of operations amounted to €22.5 million in 2005 and € 18.3 million in 2004.
NOTE 10 — GOODWILL AND INTANGIBLE ASSETS
      Analysis of Goodwill and Intangible assets is as follows:

	December 31, 2005			December 31, 2004

		Accumulated			Accumulated
	Gross	depreciation	Net	Gross	depreciation	Net

	(amounts in millions of euros)
Goodwill of consolidated subsidiaries	252.9	—	252.9	62.5	—	62.5
Multi-clients surveys	568.4	(474.8)	93.6	510.8	(386.3)	124.5
Development costs capitalized	29.2	(3.9)	25.3	19.9	(1.6)	18.3
Software	25.9	(19.5)	6.4	24.8	(17.4)	7.4
Other intangible assets	19.6	(8.6)	11.0	17.7	(5.2)	12.5

Total Goodwill and Intangible assets	896.0	(506.8)	389.2	635.7	(410.5)	225.2

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	December 31,

Variation of the period	2005	2004

	(in millions
	of euros)
Balance at beginning of period	225.2	217.3
Additions in goodwill	177.1	0.2
Increase in multi-clients surveys	32.0	51.1
Development costs capitalized	8.2	4.6
Others acquisitions	2.3	1.7
Depreciation on multi-client surveys	(69.6)	(66.5)
Other depreciation	(8.4)	(7.8)
Disposals	—	(0.9)
Changes in exchange rates	22.4	(8.4)
Change in consolidation scope	—	33.1
Other	0.1	0.8

Balance at end of period	389.2	225.2

      The additions in goodwill in 2005, corresponds to the preliminary goodwill of the acquisition of Exploration Resources ; this goodwill has been allocated, based on business plans, to cash generated units SBU Offshore and SBU Processing for U.S.$183.6 million and U.S.$32.4 million respectively.
      The result of the different impairment tests performed as of December 31, 2005 and 2004 is that no impairment charge was recorded in either year.
      In 2005, the main impairment tests that were performed for the following cash generating units were as follows:

—	the Product segment level: test of the net book value of the goodwill

—	the Offshore SBU: test of the historical multi-client library net book value and of the tangible assets net book value, which results notably from the 2001 Aker purchase accounting, from the assets acquired in 2005 Exploration Resources purchase accounting and of the goodwill, corresponding mainly to the goodwill booked from Exploration Resources purchase accounting in 2005

—	the Processing SBU: test of the goodwill, corresponding mainly to the goodwill booked from Exploration Resources purchase accounting in 2005

—	the Land SBU level: test of the net book value of assets.
      For the tests of Products segment, the Offshore SBU and the Processing SBU, the recoverable value was determined based on discounted expected cash-flows with the following parameters:

•	forecasted cash-flows estimated in 5-years business plans deemed on the basis of the average medium term exchange rate € 1 equals U.S.$1.25; and

•	discount ratios corresponding to the respective sector weighted average cost of capital (WACC):

—	8.83% for the Product segment (corresponding to a pre-tax rate of 13.62%);

—	8.29% for the multi-client library (corresponding to a pre-tax rate of 12.09%);

—	8.44% for the whole Offshore SBU (corresponding to a pre-tax rate of 19.82%); and

—	8.67% for the Processing SBU (corresponding to a pre-tax rate of 14.45%).

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      For the test of the Land SBU, the recoverable value was determined by an assessment of the market value of the long-term assets by an independent expert.
NOTE 11 — OTHER CURRENT LIABILITIES
      The analysis of other current liabilities is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Deferred income	10.6	3.9
Value added tax and other taxes payable	12.9	7.7
Fair value of financial instruments	4.7	—
Other liabilities	7.0	11.2

Other current liabilities	35.2	22.8

NOTE 12 — FINANCIAL DEBT
      Analysis of long-term debt by type is as follows:

	December 31, 2005			December 31, 2004

		Non-			Non-
	Current	current	Total	Current	current	Total

	(in millions of euros)
Outstanding bonds	—	146.3	146.3	55.1	154.9	210.0
Bank loans	135.9	28.8	164.7	5.3	6.6	11.9
Capital lease obligations	20.1	67.3	87.4	9.8	15.0	24.8

Sub-total	156.0	242.4	398.4	70.2	176.5	246.7

Accrued interest	1.9			2.9

Total	157.9			73.1

      Analysis of financial debt by currency is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Euro	11.8	18.7
U.S. dollar	385.6	226.0
Other currencies	1.0	2.0

Total	398.4	246.7

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Analysis of financial debt by interest rate is as follows:

	December 31,

	2005	2004

	(in millions
	d’euros)
Variable rates (effective rate December 31, 2005: 7.60%, 2004: 2.76%)	156.6	15.4
Fixed rates (effective rate December 31, 2005: 7.06%, 2004: 11.07%)	241.8	231.3

Total	398.4	246.7

      Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 7.81% and 9.17% at December 31, 2005 and 2004 respectively.
      The impact of hedging instruments has not been considered in the above two tables.
Outstanding Bonds
     High Yield bonds (10 5/8% Senior Notes, maturity 2007)
      On November 17, 2000, the Company issued U.S.$170 million aggregate principal amount of 10 5/8 % Senior Notes due 2007 in the international capital markets. The net proceeds (approximately U.S.$164.9 million) was used to repay a portion of outstanding indebtedness under the existing syndicated credit facility and to fund the cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker (U.S.$25 million). A standard covenant package is attached to the bond, with a main incurrence test of coverage of interest expense by cash flow from operations. The Group was in compliance with the bond covenants on the date of issue, and at December 31, 2004.
      On February 5, 2002, the Company issued in addition to the bonds issued on November 2000, bonds in a total principal amount of U.S.$55 million, with a maturity date in 2007 and with an annual fixed rate of 10 5/8%.
      On January 26, 2005, the Company partially redeemed its 10 5/8 % Senior Notes, up to a principal amount of U.S.$75 million. According to the indenture governing those notes, a premium representing 5.3125% of the total redemption amount, (U.S.$4.0 million) plus accrued interest were paid. The total cost of such redemption for the Company was therefore U.S.$79 million plus accrued interest of U.S.$1.3 million.
      On May 31, 2005, the Company became liable for the remaining $150 million of 10 5/8% Senior Notes due 2007. According to the indenture governing those notes, a premium representing 5.3125% of the total redemption amount, (U.S.$8.0 million). The premium and the write-off of the remaining deferred issuance cost linked to this redemption as well as the overlapped interests on the month of May 2005 amounted to € 9.4 million and were recognized in the income statement as “Cost of financial debt” for the year ended December 31, 2005.
     High Yield bonds (7 1/2% Senior Notes, maturity 2015)
      On April 28, 2005, the Company issued U.S.$165 million of 7 1/2% Senior Notes due 2015. The net proceeds were used to redeem and pay accrued interest on all outstanding aggregate principal of our existing 10 5/8 % Senior Notes due 2007, on May 31, 2005 (see above).
      Those bonds include some covenants, specifically on capital expenditures, additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.
      All those covenant are complied with as at December 31, 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
     Convertible bonds (7.75%, due 2012)
      On November 4, 2004 the Company issued 14,000 subordinated bonds in favor of Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and CGG Executive Invesco, LLC, with maturity of 2012, in a total nominal amount of U.S.$84,980,000, convertible into new ordinary shares or redeemable in new shares and/or existing shares and/or in cash (the “Bonds”), at an interest rate of 7.75%.
      The terms of the convertible bonds were amended as approved by the General Meeting of bondholders held on November 2, 2005, and approved by a General Meeting of CGG shareholders held on November 16, 2005. The early conversion period was open from November 17 to November 18 2005, inclusive. At the conclusion of the conversion period, 11,475 convertible bonds due 2012 were converted, leading to the issuance of 1,147,500 new shares. 2,525 convertible bonds remain outstanding representing a nominal value of $15.3 million. The Group paid a total premium of $10.4 million (€8.9 million) to the bondholders who converted its bonds. This premium has been recognized as a charge under the line item “Other financial income (loss)” in the income statement for the year ended December 31, 2005. In addition, the write-off of the deferred issuance costs linked to this redemption amounted to € 3.7 million and has been recognized as a charge under the line item “Other financial income (loss)” in the income statement for the year ended December 31, 2005.
      A component of our convertible bonds due 2012 denominated in US dollars constitutes an embedded derivative as the shares to be issued upon conversion are denominated in Euro. A portion of the issuance proceeds was deemed to relate to the fair value of the derivative on issuance and subsequent changes in fair value of the derivative are recorded through earnings. The allocation of a portion of the proceeds to the derivative created a discount on issuance that is being amortized to earnings over the life of the bonds.
      The fair value of the embedded derivative has been determined using a binomial model. The fair value increased from €10.4 million at the initial recognition of the debt to €33.9 million at December 31, 2004, then to € 11.3 million at December, 31, 2005.
      The variance on 2005 fiscal year corresponds, on one hand, to the increase in the value of the derivative of €11.5 million and, on the other hand, to the reclassification of € 34.1 million in reserves for the portion of the derivative related to the bonds that were early converted on November 17, 2005.
      The global increase in the value of the derivative of €11.5 million covers a €6.3 million increase in the value of the derivative related to the 11 475 bonds effectively converted in shares in November 2005 and a €5.2 million increase in the value of the derivative related to the 2 525 convertible bonds outstanding at December 31, 2005. Those increases in the value of the derivative are mainly explained by the strengthening of the US dollar against the Euro and the increase in the CGG share price, being acknowledged that, as regards the derivative related to the bonds effectively converted in November 2005, the value was reduced by the time-component as a result of the conversion in shares, for an amount of € 8.9 million.
      This resulted in aggregate expense of €11.5 in the year ended December 31, 2005 and of € 23.5 million in the year ended December 31, 2004, accounted for as “Variance on derivative on convertible bonds” in the income statement.
      The main assumptions used for the year-end valuation are an implicit volatility of 27% and a credit-risk premium of 4.5% at December 31, 2004 and an implicit volatility of 37% and a credit-risk premium of 3.4% at December 31, 2005.
      The indenture of the Bonds states that, in case of fundamental change (shares or American depositary shares ceasing to be listed on the New York Stock Exchange, sale of a substantial part of the assets of the Company, liquidation or dissolution of the Company, change of control of the Company), any bondholder may require the Company to redeem its Bonds and to pay, in addition to the principal amount of the Bonds, an amount equal to the amount of basic interest at a rate of 7.75% that would have accrued on the Bonds until maturity for a maximum period of five years. This provision may trigger a payment by the Company of a maximum of

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
U.S.$6 million in additional interest. At December 31, 2004 and at December 31, 2005, no expense related to this clause was booked since its realization is unlikely.
Bank loans
      At December 31, 2005, € 153.3 million of bank loans were secured by tangible assets and receivables.
      At December 31, 2005, the Group had €9.2 million available in unused short-term credit lines and overdraft facilities and € 50.9 million in unused long-term credit lines.
     U.S.$375 million bridge loan (used credit line and presented as bank loans — current portion)
      On September 1, 2005, we entered into a single currency U.S.$375 million term credit facility, which was amended on September 30, 2005, with Crédit Suisse, Paris Branch and BNP Paribas as arrangers, with a maturity date at September 1st, 2006 with the option (upon our request and upon approval of a majority of the lenders) to extend it for a further six months. The use of proceeds for this credit facility was to fund our initial purchase of approximately 60% of Exploration Resources shares, our continuing purchases of Exploration Resources shares, our mandatory offer for the purchase of the remaining Exploration Resources shares and the “squeeze out” of remaining shareholders.
      The credit facility bears interest at a graduated rate beginning with a base margin, depending on the credit rating assigned by either Moody’s or Standard & Poor’s to our outstanding U.S.$165 million 7 1/2% senior notes due 2015 (4.25% at BB-/ Ba3 or higher, 5.25% at B+/ B1, 5.75% at B/ B2 and 6.25% at B-/ B3 or lower), over US$ LIBOR until March 1t, 2006, plus 0.50% from March 1, 2006 until June 1, 2006, plus 1.00% from June 1, 2006 until September 1st, 2006 plus 2.00% from September 1, 2006 until the repayment. The interest expense represents € 10.4 million on the year ended December 31, 2005.
      In order to comply with the conditions of the acquisitions of Exploration Resources shares noted above, we obtained waivers from the lenders under our U.S.$60 million syndicated credit facility dated March 12, 2004 of the negative pledge and any other relevant provisions thereunder, as well as amendments to the financial covenants (see below).
      As a consequence of the capital increase dated December 16, 2005, we repaid, on December 23, 2005, $234.7 million of the $375 million which had been drawn on this credit facility. The unamortized portion of the deferred expenditures linked to this redemption amounted to €3.8 million and were recognized in the income statement as “Cost of financial debt” at December 31, 2005. At December 31, 2005, we have drawn down $140.3 million (€118.9 million), which was effectively repaid on February 10, 2006 as stated note 28 “Post-closing events”.
      We agreed to maintain some provisions under the bridge loan agreement: those were respected at December 31, 2005 and were invalid and void from February 10, 2006.
     Syndicated credit facility (unused long-term credit line)
      On March 12, 2004, CGG, CGG Marine and Sercel signed a revolving credit facility agreement of U.S.$60 million with banks and financial institutions acting as lenders. The purpose of this agreement was notably to replace the multi currency facility agreement dated September 15, 1999 as amended on August 31, 2000, which was cancelled.
      This credit facility agreement requires that certain ratios should be respected. Those ratios have been recently modified when the U.S.$375 million credit facility agreement was signed on September 1, 2005 (see

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
above), by a waiver dated August 31, 2005 and approved by the lenders. The new ratios to be respected, calculated from consolidated financial statements of the Group are the followings:

(a)	the ratio of net debt over equity should not exceed 2.50;

(b)	the ratio of net debt over Adjusted EBITDA (ORBDA) should not exceed (i) 2.00 on the 12 months periods ending December 31, 2003, June 30, 2004 and December 31, 2004, (ii) 1.75 on the 12 months periods ending June 30, 2005, (iii) 2.50 on the 12 months period preceding December 31, 2005 and (iv) 2.00 on the following 12 months periods; and

(c)	the ratio of net debt (in USD at closing rate) over cash-flow from operations on a rolling 12 months period calculated at average rate of the period should not exceed (i) 4.00 on the 12 months periods ending December 31, 2003 and June 30, 2004, (ii) 3.75 on the 12 months periods ending December 31, 2004, (iii) 3.50 on the 12 months period ending June 30, 2005, (iv) 3.00 on the following 12 months periods.
      The ratios calculated at December 31, 2005 met the conditions required.
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
      As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. A strengthening of the euro compared to the U.S. dollar has a negative effect on the Group’s net sales and operating income denominated in U.S. dollars when translated to euro, while a weakening of the euro has a positive effect. In addition, the Group’s exposure to fluctuations in the euro/ U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
      In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At December 31, 2005 and at December 31, 2004, the Group’s financial debt denominated in U.S. dollars amounted to U.S.$454.9 million (€385.6 million) and U.S.$307.8 million (€ 226.0 million), respectively.
      In addition, to protect against the reduction in the value of future foreign currency cash flows. the Group follows a policy of selling U.S. dollars forward at average contract maturity dates that the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds. This foreign currency risk management strategy has enabled the Group to reduce, but not eliminate, the positive or negative effects of exchange movements with respect to these currencies.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Details of forward exchange contracts are as follows:

	December 31,

	2005	2004

Forward sales of U.S. dollars against euros
Notional amount (in millions of US$)	183.6	127.0
— of which forward sales qualifying as cash-flow hedges	183.6	108.4
— of which forward sales not qualifying as cash-flow hedges	—	18.6
Weighted average maturity	91 days	96 days
Weighted average forward U.S.$/ Euro exchange rate	1.2048	1.2453
Forward sales of U.S. dollars against British pounds
Notional amount (in millions of US$)	6.5	—
— of which forward sales qualifying as cash-flow hedges	6.5	—
— of which forward sales not qualifying as cash-flow hedges	—	—
Weighted average maturity	90 days	—
Weighted average forward U.S.$/£ exchange rate	1.8871	—
      Effect of forward exchange contracts on financial statement are as follows:
Interest rate risk management

	December 31,	December 31,
	2005	2004

	(in millions of euros)
Carrying value of forward exchange contracts	(4.7)	8.9
Fair value of forward exchange contracts	(4.7)	8.9
Gains recognized in profit and loss	—	4.5
Losses recognized in profit and loss	(2.9)	—
Gains recognized directly in equity	—	3.7
Losses recognized directly in equity	(5.6)	—
      No interest rate cap agreement was subscribed during 2005 and there is no outstanding former agreement at December 31, 2005.
Fair value information
      The carrying amounts and fair values of the Group’s financial instruments are as follows:

	December 31, 2005		December 31, 2004

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

	(in millions of euros)
Cash and cash equivalents	112.4	112.4	130.6	130.6
Bank overdraft facilities	9.3	9.3	2.8	2.8
Bank loans, vendor equipment
financing and shareholder loans:
— Variable rate	156.6	156.6	15.4	15.4
— Fixed rate	241.8	244.0	231.7	254.8
Forward currency exchange contracts	(4.1)	(4.1)	8.7	8.7

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The Group considers the carrying value for loans receivable and other investments. trade accounts and notes receivable. other receivables. trade accounts and notes payable and other current liabilities to be the most representative estimate of fair value.
      For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow analysis based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.
      The market value of forward sales is assessed based on forward rates, available on financial market for similar maturities.
NOTE 14 — COMMON STOCK AND STOCK OPTION PLANS
      The Company’s share capital at December 31, 2005 consisted of 17,081,680 shares, each with a nominal value of € 2.
Dividend rights
      Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution amounted to € 399.8 million at December 31, 2005.
Issued Shares
      In 2005, CGG issued 5.399.462 fully paid shares related to the following operations:

—	152.834 fully paid shares related to stock options exercised for which the company received net proceeds of € 8.2 million;

—	1.147.500 fully paid ordinary shares issued on the conversion of 11,475 convertibles bonds out of the convertible bonds issued on November 4, 2004 with maturity date 2012 and;

—	4.099.128 fully paid ordinary shares issued on the capital increase completed between November 21, 2005 and December 2, 2005 at a share price of €51 for which the company received gross proceeds of €209.1 million. The fees and costs related to this transaction amounted to € 9.4 million.
Stock options
      Pursuant to various resolutions adopted by the Board of Directors, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group.
      Stock-options granted on 1997 expired on May 4, 2005. Options granted under the provisions of the 2000 option plan which expires eight years from the date of grant cannot be generally exercised before 2003 and the options to subscribe 1,000 shares or more cannot be exercised before January 18, 2005. Options granted under the provisions of the 2001 option plan, which expires eight years from the date of grant, are vested by one fifth each year from March 2001 and cannot be generally exercised before 2004 and the options to subscribe 1,000 shares or more cannot be exercised before January 18, 2005. The exercise price for each option is the average fair market value for the common stock during the 20 trading days ending on the trading day next preceding the date the option is granted. Options granted under the 2002 option plan, which expires eight years from the date of grant, are vested by one fifth each year from May 2002 and cannot be generally exercised before 2005. Moreover, options to subscribe 1,000 shares or more cannot be exercised before May 15, 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Following the capital increase of December 2005, the stock options were adjusted as follows:

	Adjustment of	Exercise price	Adjusted
Date of stock options	number of options	before adjustment (€)	exercise price (€)

January 18, 2000	9.387	49.90	45.83
March 14, 2001	21.376	71.20	65.39
May 15, 2002	11.466	43.47	39.92
May 15, 2003	15.583	15.82	14.53

Total	57.812

      Information related to options outstanding at December 31, 2005 is summarized below:

		Options
Date of Board of		outstanding at	Exercise price		Remaining
Directors’ Resolution	Options granted	Dec. 31. 2005	per share (€)	Expiration date	duration

January 18. 2000	231.000	124.736	45.83	January 17, 2008	24.5 months
March 14. 2001	256.000	251.463	65.39	March 13, 2009	38.5 months
May 15. 2002	138.100	135.400	39.92	May 14, 2010	52.5 months
May 15. 2003	169.900	180.235	14.53	May 14, 2011	64.5 months

Total	795.000	691.834

      In addition, there was a 100,000 options plan dated May 5, 1997 expiring on maturity date May 4, 2005. At January 1, 2005, there were 56,662 outstanding unexercised options at an exercise price of € 61.03. At the expiration date, 54,520 options were exercised over the accumulated duration of the plan, thus 14,432 options became void definitely due to its expiration.
      A summary of the Company’s stock option activity, and related information for the years ended December 31 follows:

	December 31,

	2005		2004

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

	(weighted average exercise price in euro)
Outstanding-beginning of year	809.050	48.95	€815.673	48.86	€
Granted	—	—	—	—
Adjustments followings the capital increase	57.812	43.45	€—	—
Exercised	(152.834)	53.86	€(1.500)	15.82	€
Forfeited	(22.194)	55.61	€(5.123)	44.39	€

Outstanding-end of year	691.834	43.63	€809.050	48.95	€
Exercisable-end of year	376.199	58.90	€56.662	61.03	€

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 15 — PROVISIONS FOR LIABILITIES AND CHARGES
      Detail of provisions for liabilities and charges is as follows:

	Balance at					Balance at
	31 December,		Deductions	Deductions		31 December,
	2004	Additions	(used)	(non used)	Others(a)	2005

	(in millions of euros)
Provisions for contacts losses	4.7	2.8	(3.8)	—	0.4	4.1
Provisions for restructuring costs	1.0	0.3	(0.5)	—	—	0.8
Provisions for litigations	5.4	5.0	(1.8)	—	(0.3)	8.3
Provisions for exchange losses	—	—	—	—	—	—
Others provisions	3.1	3.8	(2.1)	(0.2)	(0.1)	4.5
Total short-term provisions	14.2	11.9	(8.2)	(0.2)	—	17.7
Customers Guarantee provisions	3.4	3.8	(2.3)	—	0.1	5.0
Retirement indemnity provisions	11.0	1.3	(0.6)	—	0.1	11.8
Others provisions	1.6	0.4	(1.1)	—	0.2	1.1
Negative value of investments in companies under the equity method	—	—	—	—	0.5	0.5
Total long-term provisions	16.0	5.5	(4.0)	—	0.9	18.4
Total provisions	30.2	17.4	(12.2)	(0.2)	0.9	36.1

(a)	includes the effects of exchange rates changes and acquisitions and divestitures
Negative value of investments in companies under the equity method
      The negative value of VSF, a company accounted under the equity method, is presented at December 31, 2005 as “Provisions — non-current portion” by € 0.5 million.
Retirement indemnity provisions
      The Group records retirement indemnity provisions based on the following actuarial assumptions:

•	historical staff turnover and standard mortality schedule;

•	age of retirement between 60 and 65 years old; and

•	actuarial rate and average rate of increase in future compensation.
      In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the management board of Sercel Holding; a contribution on this pension plan was paid for € 2.1 million in 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The status of the retirement indemnity plans is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Accumulated benefit obligation (unvested)	11.4	8.7
Projected benefit obligation	14.5	13.2
Effect of changes in discount rates	—	—

	15.0	13.2

Service cost	1.6	0.6
Interest expense	0.7	0.5
Amortization of loss arising from change in discount rate	(0.2)	(0.3)

Net expense of the year	2.1	0.8
Benefit payments	(0.4)	(0.2)
Consolidation scope entries & currency translation	0.1	0.3

Net changes	1.8	0.9
Fair value of plan assets	5.0	2.2
Contributions paid	2.6	0.4
Expected return on plan assets	0.2	0.1
Consolidation scope entries & currency translation	—	—

Net changes	2.8	0.5
Net liability at end of the year	11.8	11.0
Net asset at end of the year	1.8	—
Key assumptions used in estimating the Group’s retirement
obligations are:
Discount rate	4.25%	4.00%
Average rate of increase in future compensation	3.00%	3.00%
Average expected return on assets	4.00%	5.50%
NOTE 16 — OTHER NON-CURRENT LIABILITIES

	December 31,

	2005	2004

	(in millions
	of euros)
Research and development subsidies	5.5	6.8
Profit sharing scheme	15.2	13.0

Other non-current liabilities	20.7	19.8

NOTE 17 — CONTRACTUAL OBLIGATIONS. COMMITMENTS AND CONTINGENCIES
Contractual obligations
      The Group leases primarily land, buildings and geophysical equipment under capital lease agreements expiring at various dates during the next five years. These capital lease commitments include the sale-leaseback agreement with respect to the Group’s head office in Massy, for which we committed in June 2005 to exercise the purchase option in 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      We renewed the time charter party agreement of our seismic vessel, the Laurentian, in April 2005 with modified contractual conditions. As a result, it was qualified as a capital lease and was reported as such at June 30, 2005. The total lease obligation is U.S.$27.8 million (€23.6 million) over its three-year term plus a residual value of U.S.$7.3 million (€6.2 million). The net present value of future lease payments under the capital lease is U.S.$16.8 million (€14.2 million) and the remaining part of the obligation is accounted for as operating expenses over the agreement duration. This amount, less the estimated residual value of U.S.$7.3 million (€6.2 million) will be depreciated over the agreement duration. Likewise, the time charter party agreement of the Geochallenger seismic vessel, included in Exploration Resources’ assets at September 1, 2005, has been accounted for as a capital lease. The total lease obligation is U.S.$36.2 million (€30.7 million) over its five-year term plus a residual value of NOK 230 million (€30 million). The net present value of future lease payments under the capital lease is U.S.$54.8 million (€46.5 million) and the remaining part of the obligation is accounted for as operating expenses over the agreement duration. This amount will be depreciated over the agreement duration. Since April 1999, the Group has been operating the seismic vessel Alizé under a long-term charter agreement signed on December 31, 1998, valid for a period of eight years. In 2004, three lease agreements regarding two seismic vessels (“Föhn” and “Harmattan”) and one chase boat were qualified as capital leases and recorded as such for a total amount of € 8.7 million in the balance sheet.
      Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.
      Rental expense was €59.6 million in 2005 and € 61.2 million in 2004.
      The following table presents payments in future periods relating to contractual obligations as of December 31, 2005:

	Payments due by period

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

	(in million of euros)
Long-term debt (Note 12)	135.7	17.7	10.1	147.3	310.8
Capital Lease Obligations	23.8	32.2	14.5	30.1	100.6
Operating Leases	51.6	43.2	10.3	0.8	105.9
Other Long-term Obligations (bond interest)	11.5	23.0	23.0	47.2	104.7

Total Contractual Obligations	222.6	116.1	57.9	225.4	622.0

      The reconciliation between capital lease obligations and capital lease debt is presented below:

	Less than		After
	1 year	1-5 years	5 years	Total

	(in millions of euros)
Capital Lease Obligations	23.8	46.7	30.1	100.6
Discounting	(3.7)	(9.4)	(0.1)	(13.2)
Capital lease debt (see note 12)	20.1	37.3	30.0	87.4

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Other commitments
      Outstanding commitments at December 31, 2005 include the following:

	2005	2004

	(in millions
	of euros)
Guarantees issued in favor of clients	82.4	83.0
Guarantees issued in favor of banks	26.3	13.7
Notes receivable discounted	—	—
Other guarantees(a)	14.2	13.3

Total	122.9	110.0

(a)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations.
      The guarantees issued in favor of clients relates mainly to the guarantees issued by the Company to support bids made at the subsidiaries level.
      The increase in guarantees in favor of banks relates mainly to new credit facilities entered into.
      Other guarantees represent essentially the guarantees given to the Libyan customs authorities for the temporary admission of our seismic vessels in Libyan waters.
      The only significant commitment for capital expenditures at December 31, 2005 was the process of conversion of the “Geo-Challenger” from a cable laying vessel to a 3D seismic vessel for approximately U.S.$27 million (€ 22.8 million).
      The duration of the guarantees is as follows:

	Due date

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

	(in millions of euros)
Guarantees issued in favor of clients	69.0	4.5	8.9	—	82.4
Guarantees issued in favor of banks	20.0	4.5	1.8	—	26.3
Other guarantees	14.2	—	—	—	14.2

Total	103.2	9.0	10.7	—	122.9

      In addition, the Group’s agreements for the disposal of certain activities contain customary, reciprocal warranties and indemnities.
      The Group has no off-balance sheet obligations under IFRS that are not described above.
Legal proceedings, claims and other contingencies
      The Group is a defendant in a number of legal proceedings arising in the ordinary course of business and has various unresolved claims pending. The outcome of these lawsuits and claims is not known at this time. The Group believes that the resulting liability, if any, net of amounts recoverable from insurance or other sources. will not have a material adverse effect on its consolidated results of operations, financial position or cash flows.
      The Company has been sued by Parexpro (Portugal), for termination without cause of employment agreements and solicitation of a significant number of highly qualified staff in the field of reservoir evaluation, misappropriation of confidential information and documentation, clients, and loss of profits resulting therefrom.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      In June 2005, Lisbon Appeal Court confirmed the decision of Lisbon Commercial Court and, in July 2005, Parexpro introduced a new assignation on the Lisbon Civil Court, aiming the same persons and companies on the same basis.
      This new action is currently processed by Lisbon Civil Court.
      The Company does not expect this claim to have any material impact on the Group’s results of operation, financial position, or cash flows. Thus, no provision was recorded in the consolidated financial statements.
NOTE 18 — ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC ZONE
      The following tables present revenues, operating income and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer. The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Geophysical services, which consist of (i) land seismic acquisition, (ii) marine seismic acquisition, (iii) other geophysical acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

•	Geophysical products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition. and software development and sales.
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
      Net sales originating in France include export sales of approximately €189 million in 2005 and € 231 million in 2004.
      In 2005, the Group’s two most significant customers accounted for 9.8% and 4.4% of the Group’s consolidated revenues compared with 6.8% and 5.4% in 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Analysis by operating segment

	Geophysical	Geophysical	Eliminations and		Consolidated
2005	services	products	Adjustments		Total

	(in millions of euros)
Revenues from unaffiliated customers	552.3	317.6	—		869.9
Inter-segment revenues	0.6	61.2	(61.8)		—

Operating revenues	552.9	378.8	(61.8)		869.9
Other income from ordinary activities	1.9	—	—		1.9

Total income from ordinary activities	554.8	378.8	(61.8)		871.8

Operating income (loss)	25.2	79.8	(29.9	)(a)	75.1

Equity income (loss) of investees	12.9	0.1	—		13.0
Capital expenditures(b)	165.5	21.6	(19.6)		167.5
Depreciation and amortization(c)	132.9	18.2	(5.2)		145.9
Corporate assets amortization	—	—	—		—
Investments in companies under equity method	—	—	—		—
Identifiable assets	1,105.4	412.7	(113.4)		1,404.7

Unallocated and corporate assets					160.4

Total assets					1,565.1

of which equity method companies	42.0	2.4			44.4

Identifiable liabilities	575.5	179.8	(59.5)		695.8

Unallocated and corporate liabilities					159.1

Total liabilities					854.9

(a)	Includes general corporate expenses of € 15.8 million.

(b)	Includes (i) investments in multi-clients surveys of €31.9 million, (ii) equipment acquired under capital lease of €17.4 million, (iii) capitalized development costs in the Services segment of €3.5 million, and (iv) capitalized development costs in the Products segment of € 4.6 million.

(c)	Includes multi-clients surveys amortization of € 69.6 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Geophysical	Geophysical	Eliminations and	Consolidated
2004	services	products	Adjustments	Total

	(in millions of euros)
Revenues from unaffiliated customers	388.0	299.4	—	687.4
Inter-segment revenues	1.3	14.2	(15.5)	—

Operating revenues	389.3	313.6	(15.5)	687.4
Other income from ordinary activities	0.4	—	—	0.4

Total income from ordinary activities	389.7	313.6	(15.5)	687.8

Operating income (loss)	(19.8)	64.5	1.0 (a)	45.7

Equity income (loss) of investees	10.0	0.3	—	10.3
Capital expenditures(b)	94.0	14.2	(0.9)	107.3
Depreciation and amortization(c)	121.8	15.5	(5.0)	132.3
Corporate assets amortization	—	—	—	—
Investments in companies under equity method				—

Identifiable assets	540.8	311.9	(44.9)	807.8

Unallocated and corporate assets				163.4

Total assets				971.2

of which equity method companies	28.6	2.2		30.8

Identifiable liabilities	230.7	129.6	(38.4)	321.9

Unallocated and corporate liabilities				247.0

Total liabilities				568.9

(a)	Includes general corporate expenses of € 13.0 million.

(b)	Includes (i) investments in multi-clients surveys of €51.1 million, (ii) equipment acquired under capital lease of €8.7 million, (iii) capitalized development costs in the Services segment of €1.9 million, and (iv) capitalized development costs in the Products segment of € 2.7 million.

(c)	Includes multi-clients surveys amortization of € 66.5 million.
Analysis by geographic zone
     Analysis of operating revenues by location of customers

	2005		2004

	(in millions of euros)
France	7.8	1%	14.1	2%
Rest of Europe	182.5	21%	124.1	18%
Asia-Pacific/Middle East	297.3	34%	274.5	40%
Africa	90.6	10%	67.0	10%
Americas	291.7	34%	207.7	30%

Consolidated total	869.9	100%	687.4	100%

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
     Analysis of operating revenues by origin

	2005		2004

	(in millions of euros)
France	227.4	26%	244.5	36%
Rest of Europe	133.2	15%	64.8	9%
Asia-Pacific/Middle East	185.1	21%	131.7	19%
Africa	50.2	6%	50.7	7%
Americas	274.0	32%	195.7	29%

Consolidated total	869.9	100%	687.4	100%

      Outside France, the U.S. is the only country which is deemed material with 13% and 21% of consolidated revenues by origin in 2004 and 2005 respectively.
      Due to the constant change in work locations, the Group does not track its assets based on country of origin or ownership.
Analysis of operating revenues by category

	2005		2004

	(in millions of euros)
Sales of goods	296.6	34%	281.3	41%
Services rendered	468.6	54%	339.9	49%
Royalties (after-sales)	97.4	11%	60.9	9%
Leases	7.3	1%	5.3	1%

Consolidated total	869.9	100%	687.4	100%

NOTE 19 — RESEARCH AND DEVELOPMENT EXPENSES
      Analysis of research and development expenses is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Research and development costs — gross, incurred	(43.5)	(35.5)
Development costs capitalized	8.2	4.6
Research and development expensed	(35.3)	(30.9)
Government grants recognized in income	4.2	2.1

Research and development costs — net	(31.1)	(28.8)

      Research and development expenditures related primarily to:

•	for the geophysical services segment, projects concerning data processing services; and

•	for the products segment, projects concerning seismic data recording equipment.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 20 — OTHER REVENUES AND EXPENSES

	December 31,

	2005	2004

	(in millions
	of euros)
Assets depreciation	—	0.3
Restructuring costs	(0.2)	(11.0)
Variation of reserves for restructuring	0.1	11.1
Other non-recurring revenues	—	3.5
Other non-recurring expenses	(0.4)	(0.6)

Non-recurring revenues (expenses) — net	(0.5)	3.3
Exchange gains (losses) on hedging contracts	(2.9)	4.5
Gains (losses) on sales of assets	(1.0)	11.5

Other revenues (expenses) — net	(4.4)	19.3

Year ended December 31, 2005
      The provision for restructuring booked in 2003 was reversed for € 0.1 million in 2005 once the restructuring expenses were incurred.
      Exchange gains & losses on hedging contracts corresponded to the impact of financial hedging instruments allocated to the operating revenues of the period.
      “Gain on sale of assets” related primarily to € 1.2 million loss on damaged seismic recording equipment of the vessel “Amadeus”.
Year ended December 31, 2004
      The provision for restructuring booked in 2003 was reversed for € 11 million in 2004 once the restructuring expenses were incurred.
      “Other non-recurring revenues” were principally related to insurance indemnities to be received for the loss of the Company’s seismic vessel, the “CGG Mistral” recorded for an amount of € 1.8 million.
      Exchange gains & losses on hedging contracts correspond to the impact of financial hedging instruments allocated to the operating revenues of the period.
      “Gain on sale of assets” included primarily a gain of €7.9 million on the disposal of PGS shares and a gain of € 2.2 million on the disposal of a building.
NOTE 21 — COST OF FINANCIAL DEBT
      Cost of financial debt includes expenses related to financial debt, composed of bonds, debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Analysis of cost of financial debt is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Current interest expenses related to financial debt	(22.2)	(25.7)
Financial cost on early redemption of bonds	(9.4)	(4.3)
Interest expenses and financial expenses related to the Bridge loan put in place for the acquisition of Exploration Resources	(14.2)	—
Income provided by cash and cash equivalents	3.5	2.2

Cost of financial debt, net	(42.3)	(27.8)

      As described in note 12, we redeemed and paid accrued interest on all of the remaining outstanding U.S.$150 million aggregate principal amount of our 10 5/8% senior notes due 2007 on May 31, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption as well as the overlapped interests on the month of May 2005 amounted to €9.4 million and were recognized as “Cost of financial debt”.
      This repayment of $150 million follows a first repayment of $75 million decided by the Board of Directors held on December 8, 2004. According to the indenture, such early redemption implied the payment of a premium representing 5.3125% of the total redemption amount, i.e. US $4.0 million. The redemption of the Notes actually took place on January 26, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption, amounting to €4.3 million, were recognized in the profit and loss as “Cost of financial debt” at December 31, 2004.
NOTE 22 — OTHER FINANCIAL INCOME (LOSS)
      Analysis of other financial income (loss) is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Exchange gains and losses, net	(1.8)	3.9
Other financial income	1.6	0.5
Premium paid for the nearly conversion of the convertible bonds	(8.9)	—
Write-off of issuance costs on convertible bonds recognized as
expense at the time of the early conversion	(3.7)	—
Other financial expenses	(1.7)	(3.6)

Other financial income (loss)	(14.5)	0.8

      At December 31, 2004, “Other financial expenses” included mainly the variance of the fair value of financial hedging instruments that did not qualify as investment hedge for an expense of € 2.0 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 23 — INCOME TAXES
Income tax
      Income tax expense consists in:

	December 31,

	2005	2004

	(in millions
	of euros)
France
• current income taxes	(0.4)	(0.3)
• deferred taxes and other(b)		0.1

	(0.4)	(0.2)

Foreign countries
• current income taxes(a)	(30.9)	(21.9)
• deferred taxes and other(b)	4.7	11.2

	(26.2)	(10.7)

Total income tax expense	(26.6)	(10.9)

(a)	includes withholding taxes

(b)	includes principally deferred income and expense taxes
      The Company and its subsidiaries compute income taxes in accordance with the applicable tax rules and regulations of the numerous taxi authorities where the Group operates. The tax regimes and income tax rates legislated by these taxing authorities vary substantially. In foreign countries, income taxes are often accrued based on deemed profits calculated as a percentage of sales as defined by local government tax authorities.
      In accordance with the provisions of French tax law, the Company elected on January 1, 1991 to file a consolidated tax return for French subsidiaries in which the Company holds an interest of more than 95% from the beginning of the relevant year. The Company does not obtain any French tax credits in respect of income taxes paid abroad.
      The main difference between the effective tax rate and the legal tax rate enacted in France at December 31, 2005 is the loss of the French tax group in 2005, for which no deferred tax income and asset were recorded in the

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
year. The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

Net income attributable to shareholders	(7.8)
Income tax expense	(26.6)
Income before tax	18.8
Differences on taxable basis:
Equity in income (loss) of affiliates	(13.0)
Net loss of the French tax group(a)	74.8
Theoretical taxable base excluding French tax group	80.6
Income tax rate enacted in France	34.93%
Theoretical tax	(28.2)
Differences on income taxes:
Income tax on Argas’s income paid by CGG(b)	(1.9)
Deferred tax income on carry-forward losses at CMG	2.4
Differences on income tax rate	1.1
Income tax	(26.6)

(a)	the theoretical deferred tax income related to the loss of the French tax group in 2005, estimated to € 26,1 million, was not booked in the Group income statement in 2005.

(b)	CGG, as shareholder of Argas, is directly required to pay income tax for Argas in Saudi Arabia for its share in Argas.
      Due to the mobile nature of seismic acquisition activities, current relationships between the French and foreign components of such tax items are not reliable indicators of such relationships in future periods.
Net operating loss carried forward
      In both France and foreign jurisdictions where income tax is not determined based on deemed profits calculated as a percentage of sales, the main significant temporary differences between financial and tax reporting relate to net operating loss carried forward.
      Net operating loss carried forward available in France and foreign jurisdictions, and not recognized as deferred tax assets at December 31, 2005, amounted to €317.3 million, including € 98 million of capital losses available in France at December 31, 2005 and are currently scheduled to expire as follows:

			Foreign
	France		countries

	(in millions of euros)
2006	98.0	(a)	—
2007	—		—
2008	—		—
2009	—		—
2010	—		3.3
2011 and thereafter	—		37.9
Available indefinitely	107.1		70.9
Total	205.1		112.1

(a)	Capital losses

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Net operating loss carried forward in France include both losses available for carried forward to reduce future French income tax payable by the consolidated tax Group as well as losses dating prior to January 1, 1991, which are only available to reduce future income tax of the individual subsidiaries of the Group.
      Consequently, the Group has recorded valuation allowances to fully provide for the potential tax benefit of carried forward losses by entities that have a recent history of generating losses
      Tax losses carried forward and not recorded as a deferred tax asset mainly relate to French tax losses for Euros of €107.1 million at current rate (after consequences of Tax audit — see below) and of € 98.0 million for capital losses and United Kingdom tax losses incurred of GBP 24.5 million. After taking into account the financial forecasts, the Group decided not to record any deferred tax assets in respect of these tax losses available in future years.
Deferred tax assets and liabilities
      Net deferred tax assets and liabilities are as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Deferred tax assets — temporary differences	17.0	23.8
Deferred tax assets — tax losses carried forward(a)	14.6	7.7

Total Deferred tax assets	31.6	31.5
Total Deferred tax liabilities	56.9	26.7

Total deferred tax. net	(25.3)	4.8

(a)	relating to loss carry forwards in United Kingdom, Mexico, Norway and United States.
      The expectation of CMG’s positive tax results, confirmed in 2005 by a taxable result, led at December 31, 2005 to the recognition of a deferred tax income of € 2.4 million representing CMG’s net operating loss carried forward (MXN98.0 million) net of temporary differences (MXN16.9 million) at December 31, 2005, at the enacted Mexican tax rates of 28% to 29% depending on the fiscal year of application.
      Sercel Inc.’s positive tax planning, confirmed in 2004 by a taxable result had led in 2004 to the recognition of a deferred tax income of € 10.4 million representing Sercel Inc.’s net operating loss carried forward (U.S.$24.7 million) and temporary differences (U.S.$10.1 million), at the enacted U.S. tax rate of 35%.
      As of December 31, 2005, the deferred tax situation in France resulting from temporary differences between consolidated and taxable results resulted in a net deferred taxable basis of € 76 million, whereby no deferred tax asset was recorded.
Tax position and tax audit
      In 2002 the Company received a verification notice from the French taxation authorities requesting documentation with respect to corporate tax and value added tax. The corporate tax audit covers the 1991 through 2001 fiscal year as required by French law for use of net operating loss carry forwards. As a consequence of this tax audit (symmetrical corrections and application of new rules), we have reviewed the calculation of income tax for the fiscal years subsequent to the fiscal period reviewed.
      Moreover, in 2003, Sercel S.A. and Sercel Holding S.A. were subject to a tax audit from the French taxation authorities with respect to corporate taxes and value added taxes. The audit covers the 2001 and 2002 fiscal years.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
The consequences of those controls, partially contested at December 31, 2005 are taken into account in the books of the corresponding entities and partially offset within the French tax group system.
      We are currently discussing all those tax reassessments with tax authorities. Whatever the conclusion of these discussions be, the tax reassessment related to the audited fiscal years 1991 to 2001 would be offset against net operating loss carried forward. We thus consider that no additional income tax is due for fiscal years 1991 to 2001.
      We estimate the final risk of tax reassessment for the 2002 fiscal year on the French consolidated tax group to be € 0.5 million income tax to be due. When the discussions with tax authorities conclude, the Group will make a request for the additional income tax in fiscal year 2002 to be offset against the net operating tax loss carried forward in fiscal year 2003.
      As a consequence, the risk linked to the tax reassessment will only affect net operating loss carried forward. We thus provided for only the additional contributions (not covered by the carry-back of net operating losses) and for the likely overdue interests at December 31, 2005 for a non-material amount.
      On March 18, 2005, CGG Americas Inc. received a correspondence from the U.S. Internal Revenue Service regarding an upcoming standard tax audit scheduled for the second quarter of 2005 covering CGG America’s 2003 tax return. This tax audit is currently in progress and we do not expect any material adjustment.
      Undistributed earnings of subsidiaries and the Group’s share of undistributed earnings of companies accounted for using the equity method amounted to €811.6 million at December 31, 2005 and to € 201.9 million at December 31, 2004. The Group has booked deferred tax liabilities for taxes on part of these earnings, in particular on undistributed reserves that did not support tax in the Norwegian companies under the tax tonnage scheme.
NOTE 24 — PERSONNEL
      The analysis of personnel is as follows:

	Year ended
	December 31,

	2005	2004

Personnel employed under French contracts
Geophysical services	821	797
Products	654	622
Personnel employed under local contracts	2.477	2.250

Total	3.952	3.669

Including field staff of:	579	475
      The total cost of personnel employed by consolidated subsidiaries was €223.8 million in 2005 and € 203.1 million in 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 25 — DIRECTORS’ REMUNERATION
      Directors’ remuneration was as follows.

	Au 31 décembre

	2005	2004

	(en euros)
Short-term employee benefit excluding tax on salary(1)	3,026,474	2,939,051
Long-term employee benefit — pension(2)	26,331	19,576
Long-term employee benefit — supplemental pension(3)	2,050,972	—
Share-based payments(4)	170,676	240,724

(1)	Includes gross remunerations and attendance fees paid during the year but excludes attendance fees paid to the President of the Board of Directors, respectively €37,873 in 2005 and € 39,886 in 2004.

(2)	Cost of services rendered

(3)	Corresponding to a supplemental pension implemented by the end of 2004 and transferred to an insurance company; the amount above mentioned is the contribution paid in 2005 to this company.

(4)	Expense in the income statement related to the stock-options plan. No stock-options was attributed in 2005 to directors.
NOTE 26 — RELATED PARTY TRANSACTIONS
Operating transactions
      Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter parties associated with these services are concluded on an arm’s length basis. Debt to LDA was €6.0 million as of December 31, 2005. Total net charges paid throughout the year for the provision of ship management services were €0.8 million, and the future commitments for such services to LDA were € 23.3 million.
      LDA and the Group own Geomar, a company accounted for under the equity method. Geomar is the owner of the CGG Alizé seismic vessel. LDA has a 51% controlling stake and we have a 49% stake in Geomar. Amounts paid to Geomar by the Group during the year were €8.8 million, while future charter party amounts due to Geomar were €12.0 million. Debt to Geomar was € 0.9 million at December 31, 2005.
      The sales of geophysical products from Sercel to Argas, a 49% owned affiliate, were € 8.1 million, representing 0.9% of the Group revenues in 2005. These transactions were concluded on an arm’s length basis.
      Sales of geophysical products from Sercel to Xian Peic, a 40% owned affiliate, were € 2.9 million, representing 0.3% of Group revenues in 2005. These transactions were concluded on an arm’s length basis.
Financing
      No credit facility or loan was granted to the Company by shareholders during the three periods presented.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 27 — SUPPLEMENTARY CASH FLOW INFORMATION
      Cash paid for income taxes and interest was as follows:

	Year ended
	December 31,

	2005	2004

	(in millions
	of euros)
Financial expenses paid	62.6	29.1
Income taxes paid	31.7	17.0
      The “Financial expenses paid” include mainly €3.0 million premium paid for the repayment of the 10 5/8% bonds maturity 2007 in January 2005, €4.0 million of issuing fees on the 7 1/2% bonds maturity 2015 issued in april 2005, €14.2 million of issuing fees and interest expenses related to the credit line of $375 million used for acquisition of Exploration Resources, repaid partially in December 2005 and € 8.9 million of premium paid to the bondholders having converted its bonds in November 2005 (see note 12).
      The “Other non-cash items” include mainly the cancellation of the non-cash expense related to the variance on derivative on convertible bonds (see note 12) and, in 2005, to the reclassification of the cash-out of the € 8.9 million of premium paid to the bondholders having converted its bonds in November 2005 from “Cash from operations” to “Financial expenses paid”.
      The “Impact of changes in exchange rate on financial items” corresponds notably to the elimination of the unrealized exchange gains (losses) resulting from the gross financial debt in U.S. dollars located in those subsidiaries whose functional currency is euro; this elimination amounted to €15.8 million in 2005 and € (12.9) million in 2004 and was mostly netted off in 2004 by the elimination of the unrealized loss on the cash in U.S. dollars.
      Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consisted of the following:

	Year ended
	December 31,

	2005	2004

	(in millions
	of euros)
Equipment acquired under capital leases	17.4	8.7
NOTE 28 — SUBSEQUENT EVENTS
      On January 2006, we offered an additional $165 million (the “Additional Notes”) of our dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 (the “Existing Notes”) in a private placement to certain eligible investors. The notes were issued at a price of 103 1/4 % of their principal amount, resulting in a Yield-to-Worst of 6.9%. The notes were issued on February 3rd, 2006 and the net proceeds from the Additional Notes are used mainly to repay on February 10, 2006, $140.3 million remaining under CGG’s $375 million bridge credit facility used to finance the acquisition of Exploration Resources.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 29 —	LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AND COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD AS OF DECEMBER 31, 2005
      Certain dormant or insignificant subsidiaries of the Group have not been included in the list below.

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

403 256 944	CGG Marine SAS	Massy, France	100.0
351 834 288	Geocal SARL	Massy, France	100.0
966 228 363	Geoco SAS	Paris, France	100.0
378 040 497	Sercel SA	Carquefou, France	100.0
410 072 110	CGG Explo SARL	Massy, France	100.0
866 800 154	Sercel Holding SA	Carquefou, France	100.0
	CGG Americas. Inc.	Houston, United States	100.0
	CGG do Brasil Participaçoes Ltda	Rio do Janeiro, Brazil	100.0
	CGG Canada Services Ltd.	Calgary, Canada	100.0
	CGG International SA	Geneva, Switzerland	100.0
	CGG (Nigeria) Ltd.	Lagos, Nigeria	100.0
	CGG Marine Resources Norge A/S	Hovik, Norway,	100.0
	CGG Offshore UK Ltd.	United Kingdom	100.0
	CGG India Private Ltd.	New Delhi, India	40.0
	Exploration Resources ASA	Bergen, Norway	100.0
	Exploration Investment Resources AS	Bergen, Norway	100.0
	Exploration Investment Resources II AS	Bergen, Norway	100.0
	Exploration Vessel Resources AS	Bergen, Norway	100.0
	Exploration Vessel Resources II AS	Bergen, Norway	100.0
	Multiwave Geophysical Company ASA and its subsidiaries	Bergen, Norway	100.0
	Companía Mexicana de Geofisica	Mexico City, Mexico,	100.0
	Companhia de Geologia e Geofisica Portuguesa	Lisbon, Portugal	100.0
	Exgeo CA	Caracas, Venezuela	100.0
	Geoexplo	Almaty, Kazakhstan	100.0
	Geophysics Overseas Corporation Ltd.	Nassau, Bahamas	100.0
	CGG Australia Services Pty Ltd.	Sydney, Australia	100.0
	CGG Asia Pacific(b)	Kuala Lumpur, Malaisia	33.2
	Petroleum Exploration Computer Consultants Ltd.	Forest Row, United Kingdom	100.0
	CGG Vostok	Moscow, Russia	100.0
	PT CGG Indonesia	Jakarta, Indonesia	100.0
	Sercel Australia	Sydney, Australia	100.0
	Hebei Sercel JunFeng(c)	Hebei, China	51.0
	Sercel Inc.	Tulsa, United States	100.0
	Sercel Singapore Pte Ltd.	Singapore, Singapore	100.0
	Sercel England Ltd.	Somercotes, United Kingdom	100.0
	Sercel Canada Ltd.	Calgary, Canada	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.

(b)	the consolidation of CGG Asia Pacific, in which CGG owns 33.2% of the ordinary shares and 30% of the total shares is compliant with IFRS.

(c)	Sercel JunFeng is fully consolidated since, according to the management agreement, the Group has operating control of the company.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

			% of
Siren number(a)	Accounted for using the equity method	Head Office	interest

413 926 320	Geomar SAS	Paris. France	49.0
	Argas Ltd.	Al-Khobar. Saudi Arabia	49.0
	JV Xian Peic/ Sercel Limited	Xian. China	40.0
	VS Fusion	Houston. United States	49.0
NOTE 30 — RECONCILIATION FROM FRENCH ACCOUNTING PRINCIPLES TO IFRS
Reconciliation of shareholders’ equity at January 1, 2004 and at December 31, 2004

	Shareholders’ equity

					Income and				Total
					expense				shareholders’
	Balance at		Movements	Movements	recognized	Cumulative	Balance at		equity and
	January 1,	Net	in stock-	in treasury	directly in	translation	December 31,	Minority	minority
	2004	income	options	shares	equity	adjustment	2004	interest	interest

	(in million of euros)
Total under French accounting principles	396.6	11.1		0.6		(12.6)	395.7	9.1	404.8
(a) Tangible assets (IAS 16)	7.2	(0.1)					7.1		7.1
(b) Employee benefits (IAS 19)	0.7	(0.4)				(0.1)	0.2		0.2
(c) Currency translation (IAS 21)	—	4.0				(4.0)	—		—
(d) Treasury shares (IAS 32)	(0.8)	(1.4)		2.0			(0.2)		(0.2)
(e) Goodwill amortization (IAS 36)	—	6.2				(0.4)	5.8		5.8
(f) Development costs (IAS 38)	3.2	4.4				(0.1)	7.5		7.5
(g) Financial instruments (IAS 39)	12.8	(2.0)			(5.5)		5.3		5.3
(h) Financial debt (IAS 39)	0.3	(0.4)					(0.1)		(0.1)
(h) Convertible bonds derivative (IAS 39)	—	(23.5)					(23.5)		(23.5)
(i) Stock-options (IFRS 2)	—	(0.5)	0.5				—		—
(j) Revenue recognition (IAS 11)	—	(2.4)					(2.4)		(2.4)
Impact of IFRS restatements before deferred tax and minority interests	420.0	(5.0)	0.5	2.6	(5.5)	(17.2)	395.4	9.1	404.5

Impact of deferred tax	(0.8)	(1.4)					(2.2)		(2.2)

Total under IFRS	419.2	(6.4)	0.5	2.6	(5.5)	(17.2)	393.2	9.1	402.3

      Information about IFRS restatements is disclosed in paragraph 1. Main IFRS restatements.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Reconciliation of balance sheet at January 1, 2004

	French
	Accounting
ASSETS	Principles	Ref.	Reclassifications	Ref.	Restatements	IFRS

	(in millions of euros)
Cash and cash equivalents	96.4					96.4
Trade accounts and notes receivable	165.5	(k)	4.6			170.1
Inventories and work-in-progress	64.0		(1.6)			62.4
Income tax assets	—	(l)	3.6			3.6
Other current assets	57.9	(h)(l)	(12.2)	(g)	7.7	53.4

Total current assets	383.8		(5.6)		7.7	385.9

Deferred tax assets	—	(l)	20.0			20.0
Investments and other financial assets	41.5	(k)(l)(m)	(2.5)	(g)	4.3	43.3
Investments in companies under equity method	33.0	(m)	(6.1)			26.9
Property, plant and equipment, net	216.0	(n)	(7.3)	(a)	7.2	215.9

Goodwill and intangible assets, net	205.1	(n)	8.9	(f)	3.2	217.2

Total non-current assets	495.6		13.0		14.7	523.3

TOTAL ASSETS	879.4		7.4		22.4	909.2

LIABILITIES
Bank overdrafts	3.2		—			3.2
Current portion of financial debt	24.6		—			24.6
Trade accounts and notes payable	78.6		0.2			78.8
Accrued payroll costs	47.7		(0.4)	(b)	0.2	47.5
Income tax payable	18.3		(1.4)			16.9
Advance billings to customers	16.9		—			16.9
Provisions — current portion	—	(o)	20.1			20.1
Other current liabilities	44.8	(o)	(23.5)			21.3

Total current liabilities	234.1		(5.0)		0.2	229.3
Deferred tax liabilities	—	(l)	18.0		0.8	18.8
Provisions — non-current portion	—	(o)	13.6	(b)	(0.9)	12.7
Financial debt	207.8	(h)	(5.4)	(h)	(0.3)	202.1
Other non-current liabilities	32.1	(l)(o)	(13.8)			18.3

Total non-current liabilities	239.9		12.4		(0.4)	251.9
Common stock	23.4		—			23.4
Additional paid-in-capital	292.7		—			292.7
Retained earnings	132.1	(c)	(51.6)		14.2	94.7
Treasury shares	—		—	(d)	(0.8)	(0.8)
Income and expenses recognized directly in equity	—		—	(g)	9.2	9.2
Cumulative translation adjustment	(51.6)	(c)	51.6			—

Total shareholders’ equity	396.6		—		22.6	419.2
Minority interests	8.8		—		—	8.8

Total shareholders’ equity and minority interests	405.4		—		22.6	428.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	879.4		7.4		22.4	909.2

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Information about IFRS restatements is disclosed in paragraph 1. Main IFRS restatements. Information about IFRS reclassifications is disclosed in paragraph 2. Main IFRS reclassifications.
Reconciliation of net income for the year ended at December 31, 2004

	French
	Accounting
	Principles	Ref.	Reclassifications	Ref.	Restatements	IFRS

	(in million of euros)
Operating revenues	692.7				(5.3)	687.4
Other revenues of ordinary activities		(q)	0.4		—	0.4

Total revenues of ordinary activities	692.7		0.4		(5.3)	687.8
Cost of operations	(556.0)			(b)(f)	2.0	(554.0)

Gross profit	136.7		0.4		(3.3)	133.8
Research and development expenses, net	(33.5)			(f)	4.7	(28.8)
Selling, general and administrative expenses, net	(79.5)	(h)	1.5	(a)(i)	(0.6)	(78.6)
Other revenues (expenses), net	12.0	(h)	4.3	(d)(g)	3.0	19.3

Operating income	35.7		6.2		3.8	45.7
Expenses related to financial debt		(h)	(29.6)	(h)	(0.4)	(30.0)
Income provided by cash and cash equivalents		(h)	2.2			2.2
Cost of net financial debt		(h)	(27.4)	(h)	(0.4)	(27.8)
Variance on derivative on convertible bonds				(h)	(23.5)	(23.5)
Other financial incomes (expenses), net		(p)	3.2	(c)(g)	(2.4)	0.8
Financial incomes (expenses), net	(22.4)	(q)	22.4			—
Exchange gains (losses), net	4.4	(p)	(4.4)			—

Income before income taxes	17.7		—		(22.5)	(4.8)
Income taxes	(9.7)				(1.2)	(10.9)

Income (loss) from consolidated companies	8.0		—	(e)(f)(j)	(23.7)	(15.7)
Equity in income of affiliates	10.3					10.3
Goodwill amortization	(6.2)			(e)	6.2	—

Net income	12.1		—		(17.5)	(5.4)
Attributable to:
— Shareholders	11.1		—		(17.5)	(6.4)
— Minority interests	1.0		—		—	1.0
      Information about IFRS restatements is disclosed in paragraph 1. Main IFRS restatements.
      Information about IFRS reclassifications is disclosed in paragraph 2. Main IFRS reclassifications.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Reconciliation of balance sheet at December 31, 2004

	French
	Accounting
ASSETS	Principles	Ref.	Reclassifications	Ref.	Restatements	IFRS

	(in millions of euros)
Cash and cash equivalents	130.8			(d)	(0.2)	130.6
Trade accounts and notes receivable	191.7	(k)	13.1	(j)	(8.0)	196.8
Inventories and work-in-progress	81.4		—	(j)	5.4	86.8
Income tax assets	—	(l)	4.0	(j)	0.2	4.2
Other current assets	58.3	(l)(h)	(14.9)	(g)	5.3	48.7

Total current assets	462.2		2.2		2.7	467.1
Deferred tax assets	—	(l)	31.5			31.5
Investments and other financial assets	31.9	(k)(l)(m)	(19.4)			12.5
Investments in companies under equity method	36.6	(m)	(5.8)			30.8
Property, plant and equipment, net	204.5	(n)	(7.5)	(a)	7.1	204.1
Goodwill and intangible assets, net	204.4	(n)	7.5	(e)(f)	13.3	225.2

Total non-current assets	477.4		6.3		20.4	504.1

TOTAL ASSETS	939.6		8.5		23.1	971.2

LIABILITIES
Bank overdrafts	2.8		—			2.8
Current portion of financial debt	73.1		—			73.1
Trade accounts and notes payable	97.8		0.5			98.3
Accrued payroll costs	47.8		(0.2)			47.6
Income tax payable	24.9		(0.9)			24.0
Advance billings to customers	13.2		—			13.2
Provisions — current portion	—	(o)	14.2			14.2
Other current liabilities	41.0	(o)	(18.2)			22.8

Total current liabilities	300.6		(4.6)			296.0
Deferred tax liabilities	—	(l)	24.5		2.2	26.7
Provisions — non-current portion	—	(o)	16.2	(b)	(0.2)	16.0
Financial debt	194.1	(h)	(7.3)	(h)	(10.3)	176.5
Derivative on convertible bonds				(h)	33.9	33.9
Other non-current liabilities	40.1	(l)(o)	(20.3)			19.8

Total non-current liabilities	234.2		13.1		25.6	272.9
Common stock	23.4		—			23.4
Additional paid-in-capital	173.4		—			173.4
Retained earnings	252.0	(c)	(52.2)		14.7	214.5
Treasury shares	—		0.6	(d)	1.2	1.8
Net income — attributable to shareholders	11.1		—		(17.5)	(6.4)
Income and expenses recognized directly in equity	—		—	(g)	3.7	3.7
Cumulative translation adjustment	(64.2)	(c)	51.6	(c)	(4.6)	(17.2)

Total shareholders’ equity	395.7		—		(2.5)	393.2
Minority interests	9.1		—		—	9.1

Total shareholders’ equity and minority interests	404.8		—		(2.5)	402.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	939.6		8.5		23.1	971.2

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Information about IFRS restatements is disclosed in paragraph 1. Main IFRS restatements.
      Information about IFRS reclassifications is disclosed in paragraph 2. Main IFRS reclassifications.
1.   Main IFRS restatements
          (a)  Tangible assets (IAS 16)
      Distinct components of a tangible asset are accounted for separately when its estimated useful life are materially different. We identified some components on certain constructions and the corresponding amortization was restated according to its specific useful life and its residual value in “Property, plan and equipment” at January 1, 2004, with a positive impact of €7.2 million on shareholders’ equity, as well as the depreciation expense for the year ended at December 31, 2004, with a negative impact of € 0.1 million in the income statement.
          (b)  Employee benefits (IAS 19)
      Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefit plans at January 1, 2004 were recognized in shareholders’ equity in the opening balance sheet, with a positive impact of €0.7 million on shareholders’ equity, and the corresponding amortization of actuarial gains and losses for the year ending at December 31, 2004 was cancelled, with a negative impact of € 0.4 million in the income statement.
          (c)  Currency translation (IAS 21)
      The accumulated total of translation adjustments at January 1, 2004 were reversed against consolidated reserves, with no impact on shareholders’ equity. As a consequence, the loss related to the liquidation of Kantwell, corresponding to the cumulative currency translation adjustment of Kantwell at January 1, 2004 was cancelled in the income statement of the twelve-months period ending at December 31, 2004, with a positive impact of € 4.0 as Other financial incomes (expenses) in the income statement.
          (d)  Treasury shares (IAS 32)
      Treasury shares valued at their cost price were presented as a reduction of shareholders’ equity, with a negative impact of €0.8 million at January 1, 2004. Gains from the sale of such securities recognized in the income statement under French accounting principles for the year ended at December 31, 2004 were cancelled and recognized under shareholders’ equity, with a negative impact of € 1.4 million in the income statement.
          (e)  Goodwill amortization (IAS 36)
      Upon transition to IFRS, goodwill will no longer be amortized starting January 1, 2004. As a consequence the goodwill amortization expense for the twelve-months period ending at December 31, 2004 was reversed, with a positive impact of € 5.0 million net of deferred tax in the income statement.
          (f)  Development costs (IAS 38)
      As a consequence of the implementation of new rules of IAS 38 (Intangible assets) for capitalization of development costs with the retrospective method, development costs previously recognized as expenses under French accounting principles were capitalized as Intangible assets on January 1, 2004 with a positive impact of €2.4 million on shareholders’ equity. For the year ending at December 31, 2004, development costs previously recognized as Research and development expenses under French accounting principles and complying requirements for capitalization amounted to €4.7 million and were capitalized. A depreciation expense for capitalized development costs, amounting to €0.3 million was recognized as Cost of operations over the year ended at

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
December 31, 2004. The total impact of those adjustments, net of deferred tax was a positive impact of € 4.2 million in the income statement for the year ended at December 31, 2004.
      We implemented information systems to identify development costs that should be capitalized. Nevertheless, it was not possible to have a fully retrospective application of standard IAS 38, due to a lack of measurable information.
          (g)  Financial instruments (IAS 39)
      IAS standards 32 — 39 on financial instruments have been applied as from January 1, 2004.
      As a consequence, PGS investment was reassessed at its fair value at January 1, 2004 in Investments and other financial assets, with a positive impact on shareholders’ equity of €4.3 million. PGS was sold during the twelve months period ending December 31, 2004 and the € 4.3 million restatement was reversed directly in equity.
      Financial hedging instruments (forward exchange contracts) were reassessed at its fair value at January 1, 2004 in Other current assets, with a positive impact of €8.5 million euros, including €4.9 million unrealized gains recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and €3.6 million unrealized gains recognized in retained earnings for those financial instruments that did not qualify for hedge accounting. The total impact on shareholders’ equity was € 8.5 million euros at January 1, 2004.
      At December 31, 2004, financial hedging instruments (forward exchange contracts) were reassessed at its fair value for a total amount of €5.3 million euros in Other current assets. Thus, the negative variance of the fair value of financial hedging instruments for the twelve months period ending at December 31, 2004 amounted to €3.8 million, including a negative impact of €1.2 million recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and a negative impact of € 2.6 million recognized as Other financial incomes (expenses) in the income statement for those financial instruments that did not qualify for hedge accounting.
      Furthermore, the impact of forward exchange contracts that qualified for hedge accounting and that related to revenues recognized of the year ended at December 31, 2004 was reclassified from Other financial incomes (expenses) to Other revenues in Operating income, for a total amount of € 4.4 million.
          (h)  Financial debt (IAS 32 & IAS 39)
      Implementing IFRS (IAS 38) led us to reclassify issuance costs related to financial debt, previously presented as Other current assets, as a decrease in financial debt of €5.4 million at January 1, 2004 and of €7.3 million at December 31, 2004. For the year ended December 31, 2004, the amortization of issuance costs, calculated according to the straight-forward method, as well as the premium related to the redemption of bonds were reclassified as Cost of financial debt for a total amount of €5.8 million, previously recognized as Sales, General and Administrative expenses for €1.5 million and as Other expenses for €4.3 million. In addition, the amortization of issuance costs was reassessed according to the effective interest rate method over the lifetime of the debt with a negative impact on Cost of financial debt of € 0.4 million in the income statement for the year ended at December 31, 2004.
      The $85 million 7.75% convertible bonds due 2012 issued by CGG on November 4, 2004 (described in our Annual Report on Form 20F for the year ended December 31, 2004) were previously wholly accounted for as financial debt under French GAAP. Under IFRS, as the convertible bonds are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within long-term liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. Subsequent changes of the fair value of the embedded derivatives

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
have been booked to the consolidated income statement. As a result of bifurcating the embedded conversion option, the debt component of the convertible debt instrument was issued at a discount of € 10.5 million.
      The fair value of the debt had not changed significantly as of December 31, 2004 from the time it was issued in November 2004. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. This debt discount is amortized to interest expense until maturity of the convertible bonds.
      The fair value of the embedded derivative has been determined using a binomial model. The fair value increased from €10.4 million at the initial recognition of the debt to €33.9 million at December 31, 2004, principally as a result of an increase in the CGG share price. This resulted in aggregate expense of € 23.5 million on the year ended December 31, 2004, reflected in “Other financial expense”. The main assumptions used for the year-end valuation are an implicit volatility of 25%, a cost of share borrowing of 3% and a credit-risk premium of 4.5% at December 31, 2004.
          (i)  Stock-options (IFRS 2)
      Fair value of stock-options granted since November 7, 2002, previously not recognized under French accounting principles, was recognized under IFRS with a negative impact in the income statement of € 0.5 million for the year ended at December 31, 2004.
          (j)  Revenue recognition (IAS 11)
      The principles in applying the stage of completion method, as specified under IAS 11, have been carried out at December 31, 2004, with a reduction in Operating revenues of €5.3 million, a reduction in Cost of Operations of €2.7 million and a reduction in Income tax of € 0.2 million on the fiscal year ended December 31, 2004.
2.   Main IFRS reclassifications
     Balance sheet
          (a)  Long-term portion of trade accounts receivables
      Long-term portion of trade accounts receivables previously presented as Long-term receivables under French accounting principles was presented as Trade accounts receivables under IFRS.
          (b)  Income tax and deferred tax
      Income tax assets previously presented under Other current assets and income tax liabilities previously presented under Other current liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet. Deferred tax assets previously presented under Other current assets or Long-term receivables and deferred tax liabilities previously presented under Other current liabilities or Other long-term liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet.
          (c)  Advances to companies accounted for under equity method
      Advances to companies accounted for under equity method previously presented as Investments in and advances to companies under the equity method under French accounting principles were presented as Investments and other financial assets under IFRS.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
          (d)  Computer software
      Computer software previously presented as Property, plant and equipment under French accounting principles was presented as Intangible assets under IFRS.
          (e)  Provisions
      Provisions previously presented under Other current liabilities or Other long-term liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet.
     Profit and loss
          (a)  Exchange gains and losses
      Exchange gains and losses previously presented as a separate caption under French accounting principles were presented as Other financial income (expenses) under IFRS.
          (b)  Other revenues of ordinary activities
      Discounting on present value of long-term receivables previously presented as “Other financial income (expenses”) under French accounting principles are presented as “Other revenues from ordinary activities” under IFRS.
3.   Main IFRS impacts on cash-flow statement

	French
	gaaps	Reclassification(a)	Reclassification(b)	Reclassification(c)	Others	IFRS

	(amounts in millions of euros)
Net cash provided by operating activities	91.9	29.1	(2.2)	7.9	0.2	126.9
Net cash from investing activities	(100.1)				(0.7)	(100.8)
Net cash provided by financing activities	44.2	(29.1)	2.0		0.5	17.6
Effect of exchange rates on cash	(1.6)			(7.9)		(9.5)

Net increase (decrease) in cash and cash equivalents	34.4		(0.2)			34.2

Cash and cash equivalents at beginning of year	96.4					96.4

Cash and cash equivalents at end of year	130.8		(0.2)			130.6

(a)	Financial expenses paid

(b)	Treasury shares

(c)	Foreign exchange effect on cash and cash equivalents in USD
NOTE 31 — RECONCILIATION TO U.S. GAAP

A —	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND U.S. GAAP
      The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain significant respects from U.S. GAAP. These differences relate primarily to the following items, and the necessary adjustments are shown in the tables in section B below.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Goodwill
      Under IFRS, we no longer amortize goodwill beginning January 1, 2004. Under US GAAP, we no longer amortize goodwill beginning January 1, 2002.
Deferred taxes
      Under IFRS, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.
      Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N°52 (“Foreign Currency Translation”), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.
Currency translation adjustment
      Under IFRS, the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves. As a consequence, all gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation scope are computed on the basis of the restated currency translation adjustment.
      Under U.S. GAAP, historical values are maintained for currency translation adjustment and thus for calculation of gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation.
Stock-based compensation
      Under IFRS, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the granting date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date — corresponding to the vesting period. Stock option fair value is calculated using the Black-Scholes model, only for stock-options plans granted since November 7, 2002.
      Under US GAAP, CGG has decided to early adopt the FAS123 (R) standard and to apply the “modified prospective” method as of January 1st, 2005. Compensation costs for requisite services rendered over the period are recognised at their fair value through the income statement. This method applies to all plans granted by the group. At year end December 31, 2004, compensation costs on stock options plans granted to employee were valued as the excess if any, of the market price of the underlying shares at the date of grant over the exercise price of the option. This cost is recognised through income statement on all stock options plans granted by the Group (intrinsic value method). The restatement at fair value at year end December 31, 2004 of stock options granted to employees is presented in the pro forma disclosures.
Development costs
      Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.
Convertible bonds
      For US GAAP purposes, as regards convertible bonds, there is an embedded derivative that can not be reliably assessed, corresponding to the early redemption clause (see note 12 to our consolidated annual financial statements). The probability of occurrence of this clause being uncertain, the related embedded derivative cannot be measured reliably and thus is not recognized by the Group in its U.S. GAAP financial statements.
Derivative instruments and hedging activity
      Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollars) in the industry.
      Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value. Revenues and expenses with a non-U.S. dollar client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in the income statement in the line item “Other financial income (loss)”.
Comprehensive income
      Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In our consolidated financial statements, the concept of comprehensive income corresponds to the caption Gains and losses directly recognized in equity in IFRS consolidated statements.
      In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.
      For us, these statements include in addition to net income:

•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133; and

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

B —	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO U.S. GAAP
Consolidated Net Income(a)

	December 31,

	2005	2004

		(restated)
	(in millions
	of euros)
Net loss) as reported in Consolidated Statements of operations	(7.8)	(6.4)
Deferred tax (FAS 109)	2.7	(3.4)
Loss on extinguishment of debt (APB 26)	(2.8)	2.8
Stock options	(1.5)	0.3
Cancellation of IFRS long-term contracts adjustment	(2.4)	2.4
Cancellation of IFRS tangible assets adjustment	0.2	0.1
Cancellation of IFRS currency translation adjustment	3.6	(4.0)
Cancellation of IFRS capitalization of development costs	(6.1)	(4.2)
Available for sale security (FAS 115)	—	1.3
Derivative instruments (FAS 133)	22.4	(9.1)

Net income (loss) under U.S. GAAP	8.3	(20.2)

(a)	Restatements are presented net of tax..
Shareholders’ equity

	December 31,

	2005		2004

			(restated)
	(in millions
	of euros)
Shareholders’ equity as reported in the Consolidated Balance Sheets	698.5		393.2
Goodwill amortization (FAS 142)	13.4	(b)	12.6	(b)
Deferred tax (FAS 109)	(8.3	) (b)	(9.6	)(b)
Loss on extinguishment of debt (APB 26)	—		2.8
Stock options	(2.5)		(0.6)
Cancellation of IFRS long-term contracts adjustment	—		2.4
Cancellation of IFRS tangible assets adjustment	(6.9)		(7.1)
Cancellation of IFRS capitalization of development costs	(13.6)		(6.5)
Derivative instruments (FAS 133)	8.9		(15.0)

Shareholders’ equity under U.S. GAAP	689.5		372.2

(a)	All adjustments disclosed above are net of tax effects, if applicable.

(b)	This amount is net of currency translation adjustment effect.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
CONDENSED US GAAP INCOME STATEMENT AND BALANCE SHEET
Condensed US GAAP income statement

	December 31,

	2005	2004

	(amounts in millions of euros
	except per share data)
Operating revenues	860.8	709.5
Cost of operations	(665.4)	(559.5)

Gross profit	195.4	150.0

Research and development expenses — net	(39.3)	(33.5)
Selling, general and administrative expenses	(92.7)	(79.7)
Other revenues (expenses) — net	(1.5)	18.2

Operating income (loss)	61.9	55.0

Cost of financial debt, net	(46.6)	(22.4)
Variance on derivative on convertible bonds	(11.5)	(23.5)
Other financial income (loss)	14.7	(23.6)
Equity in income (losses) of affiliates	13.0	10.3

Income (loss) of consolidated companies before income taxes and minority interests	31.5	(4.2)

Income taxes	(22.2)	(15.0)
Minority interests	(1.0)	(1.0)

Net income (loss)	8.3	(20.2)

Dilutive weighted average number of shares outstanding	12,095,925	11,681,406
Dilutive potential shares from stock-options(1)	261,855	83,211
Dilutive potential shares from convertible bonds(2)	252,500	233,333
Adjusted weighted average shares and assumed option exercises when dilutive	12,357,779	11,681,406

Net income (loss) per share
Basic for shareholder	0.69	(1.73)
Diluted for shareholder	0.67	(1.73)

(1)	anti-dilutive for year ended at December 31, 2004.

(2)	anti-dilutive for years ended at December 31, 2004 and December 31, 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Condensed US GAAP balance sheet

	December 31,

	2005	2004

	(amounts in
	millions of euros)
ASSETS
Current assets	608.5	480.2
Long-term assets	965.4	495.6

Total Assets	1,573.8	975.8

LIABILITIES
Current liabilities	509.9	325.8
Long term liabilities	362.7	268.6
Minority interests	11.7	9.1
Shareholders equity	689.5	372.2

Total Liabilities	1,573.8	975.8

Statement of Comprehensive income (loss)(a)

	December 31,

	2005	2004

	(in million
	of euros)
Net income (loss) under US GAAP	8.3	(20.2)
Other comprehensive income (loss)
— Changes in the cumulative translation adjustment	23.3	(13.6)
— Changes in the fair value of available-for-sale securities	—	(7.8)
— Changes in the fair value of derivative instruments	(4.1)	(2.8)

Comprehensive income (loss) under U.S. GAAP	27.5	(43.1)

(a)	All adjustments disclosed above are net of tax effects, if applicable.
Statement of Accumulated Other Comprehensive Loss(a)

	December 31,

	2005	2004

	(in million
	of euros)
— Cumulative Translation adjustment	(41.9)	(65.2)
— Fair value of derivative instruments	(1.4)	2.7

Accumulated Other Comprehensive loss under U.S. GAAP	(43.3)	(62.5)

(a)	All adjustments disclosed above are net of tax effects, if applicable.
C — ADDITIONAL U.S. GAAP DISCLOSURES
Stock option plans
      No stock-options were granted in 2004 and 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options’ vesting period. The Company’s pro forma information is detailed below:

December 31, 2004

(in millions of
euros except for
income (loss) per
share information)
Net loss, as reported	€(20.2)
Add: total stock-based employee compensation expense included in reported net income, net of related tax effect	0.2
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3.8)

Pro forma U.S. GAAP net loss	(23.8)

Earnings per share:
Basic for common stock holder — as reported	(1.73)
Basic for common stock holder — pro forma	(2.03)
Diluted for common stock holder — as reported	(1.73)
Diluted for common stock holder — pro forma	(2.03)
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
      The ineffectiveness of cash-flow hedges for the year 2005 and 2004 amounted to €23.7 million and € (13) million respectively, and is reported in the “Exchange gains (losses), net” line item of the condensed statements of operations.
      Gains/(losses) accumulated in Comprehensive income were €(1.4) million and € 2.7 million as of December 31, 2005 and 2004.
     Hedge of the net investment in a foreign operation
      A portion of the amount of our outstanding bond denominated in U.S. dollar and of our bridge loan credit facility has been designated as a hedge of the investment in U.S. dollar. The net amount of gains/(losses) that has been included in the cumulative translation adjustment was €(22.0) million and € 4.9 million during the year 2005 and 2004 respectively.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Restructuring plan
      The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2005, related to the Land SBU restructuring plan initiated after December 31, 2003 was as follows:

	Year ended December 31, 2005

	Balance at					Balance at
	beginning of		Deductions	Deductions		end of
	year	Additions	(used)	(unused)	Other(a)	year

	(in millions of euros)
Termination benefits	0.4	0.2	—	—	—	0.6
Other associated costs	0.5	0.1	—	(0.4)	—	0.2

Total	0.9	0.3	—	(0.4)	—	0.8

(a)	Includes the effects of exchange rate changes
      The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2004, related to the Land SBU restructuring plan initiated after December 31, 2003 was as follows:

	Year ended December 31, 2004

	Balance at					Balance at
	beginning of		Deductions	Deductions		end of
	year	Additions	(used)	(unused)	Other(a)	year

	(in millions of euros)
Termination benefits	10.8	—	(10.4)		—	0.4
Contract termination costs	0.6	—	(0.4)	(0.2)	—	0.0
Other associated costs	0.7	—	(0.2)	—	—	0.5

Total	12.1	—	(11.0)	—	—	0.9

(a)	Includes the effects of exchange rate changes
      The major type of costs associated with the exit or disposal activities of our Services segment initiated in 2003 are presented as follows:

	Total		Cumulative
	amount	Amount incurred	amount incurred
	expected	as of Dec. 31, 2005	as of Dec. 31, 2005

	(in millions of euros)
Termination benefits	10.8	—	10.4
Contract termination costs	0.4	—	0.4
Other associated costs	1.6	—	1.1

Total	12.8	—	11.8

Recently issued U.S. accounting pronouncements
     FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations”
      In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The adoption of FIN 47 did not have a material effect on our financial condition or results of operations.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
     SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Group does not expect the adoption of SFAS No. 151 to have a material effect on our consolidated financial position or results of operations.
     Events occurred subsequently to the closing of IFRS financial statements
      On March 13, 2006, CGG Marine Resources Norge AS concluded a medium term financing agreement for U.S.$26.5 million with a bank. The purpose of this agreement is to finance the acquisition of newly-developed “Sentinel” streamers for the Offshore business. This financing is guaranteed by a pledge on the equipment.
      On March 27, 2006, the Group signed a Memorandum of Understanding with Industrialization & Energy Services Company (TAQA), its long term Saudi Partner in ARGAS. By this Agreement TAQA will acquire 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to Land & Shallow Water Seismic Data Acquisition in the Middle East. CGG will hold the remaining 51%. CGG Ardiseis, whose headquarters are located in Dubai, will provide its clients with the whole range of CGG Land and Shallow Water Acquisition Services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of the Agreement, CGG Ardiseis activities in the Gulf Cooperation Council (GCC) countries will be exclusively operated by ARGAS (Arabian Geophysical and Surveying Company), which is 51% owned by TAQA and 49% by CGG.
      On March 29, 2006, Exploration Resources concluded a credit facility of U.S.$70 million. The proceeds from this credit facility will finance seismic equipment for the vessels “C-Orion” and “Geo-Challenger” and the conversion of the “Geo-Challenger” from a cable laying vessel to a 3D seismic vessel.
      On March 31, 2006, the Norwegian government decided not to award production licenses on blocks where the survey Moere is located. As this decision is changing previous estimate of future sales, this € 4.6 million survey will be fully depreciated at March 31, 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
D — CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES
      The following table presents condensed consolidating financial information in IFRS for the Company, on the one hand, and CGG Canada Services Ltd, CGG Americas, Inc., CGG Marine Resources Norge A/ S, Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd, taken as a group (the “Subsidiary Group”), on the other hand, as of and for the years ended December 31, 2005 and 2004. The column “Sercel Subsidiary Group” includes Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd.

						Sercel
		Subsidiary		Consolidating		Subsidiary
IFRS	CGG	Group	Others	adjustments	Consolidated	Group

	(in € millions)
2005
Total assets	799.8	600.3	1,082.5	(917.5)	1,565.1	205.9
Operating revenues	221.3	307.5	668.9	(327.8)	869.9	146.5
Operating income (loss)	(26.4)	60.7	76.6	(35.8)	75.1	10.9
Net income (loss)	(29.5)	37.0	108.3	(122.6)	(6.8)	6.3
2004
Total assets	623.6	341.7	718.3	(712.4)	971.2	150.8
Operating revenues	190.7	227.8	589.6	(320.7)	687.4	104.8
Operating income (loss)	(45.2)	36.2	64.5	(9.8)	45.7	6.8
Net income (loss)	(38.2)	31.7	78.7	(77.6)	(5.4)	14.2

Arabian Geophysical & Surveying Company Limited
FINANCIAL STATEMENTS
31 DECEMBER 2005

AUDITORS’ REPORT TO THE PARTNERS OF
ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
      We have audited the accompanying balance sheet of Arabian Geophysical & Surveying Company Limited, expressed in Saudi Riyals, as of 31 December 2005, 2004 and 2003 and the related statements of income, cash flows and changes in partners’ equity for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arabian Geophysical & Surveying Company Limited, as of 31 December 2005, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting standards generally accepted in the Kingdom of Saudi Arabia.
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
for Ernst & Young
Abdulaziz Saud Alshubaibi
Certified Public Accountant
Saudi Registration No. 339
Alkhobar, Saudi Arabia
26 January 2006

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
BALANCE SHEET

		As at 31 December 2005

	Note	2005	2004	2003

		SR	SR	SR
ASSETS EMPLOYED
PROPERTY AND EQUIPMENT	3	148,187,403	121,111,759	174,344,719
CURRENT ASSETS
Inventories	4	11,181,732	7,961,714	4,890,999
Accounts receivable and prepayments	5	127,578,318	101,800,723	85,954,484
Bank balances and cash		115,622,483	104,151,363	85,090,860

		254,382,533	213,913,800	175,936,343

CURRENT LIABILITIES
Accounts payable and accruals	6	22,433,138	12,078,475	29,952,747
Current portion of term loans	7	—	—	30,900,000
Zakat and income tax payable	8	15,908,684	17,166,077	12,390,391

		38,341,822	29,244,552	73,243,138

NET CURRENT ASSETS		216,040,711	184,669,248	102,693,205

		364,228,114	305,781,007	277,037,924

FUNDS EMPLOYED
PARTNERS’ EQUITY
Capital	9	36,000,000	36,000,000	36,000,000
Statutory reserve	10	18,000,000	18,000,000	18,000,000
General reserve	11	4,646,910	4,646,910	4,646,910
Capital reserve	12	13,999,304	13,392,139	6,961,297
Reserve for employees’ training	13	3,000,000	3,000,000	3,000,000
Retained earnings		272,939,576	217,433,007	162,775,989

		348,585,790	292,472,056	231,384,196

NON CURRENT LIABILITIES
Term loans	7	—	—	34,866,667
Employees’ terminal benefits		15,642,324	13,308,951	10,787,061

		15,642,324	13,308,951	45,653,728

		364,228,114	305,781,007	277,037,924

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
INCOME STATEMENT

		Year ended 31 December 2005

	Note	2005	2004	2003

		SR	SR	SR
Contracts revenue		359,398,833	324,889,670	306,295,873
Operating costs		(262,462,397)	(227,316,493)	(223,800,880)

GROSS PROFIT		96.936,436	97,573,177	82,494,993
General and administration expenses	14	(5,253,509)	(4,870,222)	(5,038,543)

INCOME FROM MAIN OPERATIONS		91,682,927	92,702,955	77,456,450
Other income	15	4,439,959	7,778,330	812,163
Other expenses	16	—	(40,740)	(1,150,521)
Financial charges		(9,152)	(1,352,685)	(3,633,632)

NET INCOME FOR THE YEAR		96,113,734	99,087,860	73,484,460

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
STATEMENT OF CASH FLOWS

	Year ended 31 December 2005

	2005	2004	2003

	SR	SR	SR
OPERATING ACTIVITIES
Net income for the year	96,113,734	99,087,860	73,484,460
Adjustments for:
Depreciation	76,023,171	62,855,322	64,333,171
(Profit)/loss on sale of property and equipment	(607,165)	(6,430,842)	858,820

	171,529,740	155,512,340	138,676,451
Changes in operating assets and liabilities:
Inventories	(3,220,018)	(3,070,715)	1,418,358
Receivables	(25,777,595)	(15,846,239)	31,543,715
Payables	26,270,446	18,880,156	10,241,576

Cash from operations	168,802,573	155,475,542	181,880,100
Employees’ terminal benefits, net	2,333,373	2,521,890	2,350,914
Zakat and income tax paid	(17,173,176)	(12,598,742)	(11,424,355)

Net cash from operating activities	153,962,770	145,398,690	172,806,659

INVESTING ACTIVITIES
Purchase of property and equipment	(103,265,814)	(10,789,409)	(13,436,425)
Proceeds from sale of property and equipment	774,164	7,597,889	6,365,240

Net cash used in investing activities	(102,491,650)	(3,191,520)	(7,071,185)

FINANCING ACTIVITIES
Term loans, net	—	(65,766,667)	(111,650,000)
Dividends paid	(40,000,000)	(57,380,000)	(18,620,000)

Net cash used in financing activities	(40,000,000)	(123,146,667)	(130,270,000)

INCREASE IN BANK BALANCES AND CASH	11,471,120	19,060,503	35,465,474
Bank balances and cash at the beginning of the year	104,151,363	85,090,860	49,625,386

BANK BALANCES AND CASH AT THE END OF THE YEAR	115,622,483	104,151,363	85,090,860

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
STATEMENT OF CHANGES IN PARTNERS’ EQUITY

	Year ended 31 December 2005

					Reserve for
		Statutory	General	Capital	employees’	Retained
	Capital	reserve	reserve	reserve	training	earnings	Total

	SR	SR	SR	SR	SR	SR	SR
Balance at 31 December 2002	36,000,000	18,000,000	4,646,910	7,820,117	3,000,000	126,432,709	195,899,736
Net income for the year	—	—	—	—	—	73,484,460	73,484,460
Provision for zakat and income tax (note 8)	—	—	—	—	—	(12.390,391)	(12,390,391)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	12,390,391	12,390,391
Transfer from capital reserve (note 12)	—	—	—	(858,820)	—	858,820	—
Transfer to retained earnings	—	—	—	—	(2,134,170)	2.134,170	—
Transfer to reserve for employees’ training (note 13)	—	—	—	—	2,134,170	(2,134,170)	—
Dividends relating to 2002	—	—	—	—	—	(38,000,000)	(38,000,000)

Balance at 31 December 2003	36,000,000	18,000,000	4,646,910	6,961,297	3,000,000	162,775,989	231,384,196
Net income for the year	—	—	—	—	—	99,087,860	99,087,860
Provision for zakat and income tax (note 8)	—	—	—	—	—	(17,374,428)	(17,374,428)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	17,374,428	17,374,428
Transfer to capital reserve (note 12)	—	—	—	6,430,842	—	(6,430,842)	—
Transfer to retained earnings	—	—	—	—	(2,077,836)	2,077,836	—
Transfer to reserve for employees’ training (note 13)	—	—	—	—	2,077,836	(2,077,836)	—
Dividends relating to 2003	—	—	—	—	—	(38,000,000)	(38,000,000)

Balance at 31 December 2004	36,000,000	18,000,000	4,646,910	13,392,139	3,000,000	217,433,007	292,472,056
Net income for the year	—	—	—	—	—	96,113,734	96,113,734
Provision for zakat and income tax (note 8)	—	—	—	—	—	(15,915,783)	(15,915,783)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	15,915,783	15,915,783
Transfer to capital reserve (note 12)	—	—	—	607,165	—	(607,165)	—
Transfer to retained earnings	—	—	—	—	(1,730,387)	1,730,387	—
Transfer to reserve for employees’ training (note 13)	—	—	—	—	1,730,387	(1,730,387)	—
Dividends relating to 2004	—	—	—	—	—	(40,000,000)	(40,000,000)

Balance at 31 December 2005	36,000,000	18,000,000	4,646,910	13,999,304	3,000,000	272,939,576	348,585,790

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
31 December 2005
1     ACTIVITIES
      The company is a Limited Liability Company registered in Saudi Arabia under Commercial Registration number 2051001444 dated 28 Muharram 1389H corresponding to 15 March 1969.
      The company is engaged in geophysical and related activities necessary for the exploration and development of hydro-carbons.
      The company is owned 51% by Industrialisation and Energy Services Company, a (closed) joint stock company registered in Saudi Arabia and 49% by Compagnie Generale de Geophysique (CGG), a company registered in France.
2     SIGNIFICANT ACCOUNTING POLICIES
      The financial statements have been prepared in accordance with accounting standards generally accepted in the Kingdom of Saudi Arabia. The significant accounting policies adopted are as follows:
Accounting convention
      The financial statements are prepared under the historical cost convention.
Depreciation
      Freehold land is not depreciated. All property and equipment are initially recorded at cost. Depreciation is provided on all property and equipment on a straight line basis at rates calculated to write off the cost of each asset over its expected useful life.
Inventories
      Inventories are valued at the lower of cost and net realisable value after making due allowance for any obsolete or slow moving items. Cost is determined on a first-in first-out basis (see note 4).
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
Contract revenue and profit recognition
      Contract revenues represents the value of work performed, which comprise the billed and accrued, value of work executed by the company during the year. The value of work performed but not billed at the balance sheet date is treated as unbilled receivable.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
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
3     PROPERTY AND EQUIPMENT
      The estimated useful lives of the assets for the calculation of depreciation are as follows:

Camp and Geophysical equipment	3 to 5 years (2004: 5 1/3 years)
Vehicles	4 to 5 years (2004: 4 to 5 1/3 years)
Others	4 to 5 years (2004: 5 1/3 years)

		Camp and
	Freehold	Geophysical			Total	Total	Total
	land	equipment	Vehicles	Others	2005	2004	2003

	SR	SR	SR	SR	SR	SR	SR
Cost:
At the beginning of the year	1,382,000	366,802,316	58,922,918	4,215,639	431,322,873	457,716,818	521,502,125
Additions	9,512,745	76,520,246	17,077,632	155,191	103,265,814	10,789,409	13,436,425
Disposals	—	(14,816,565)	(1,064,266)	(60,620)	(15,941,451)	(37,183,354)	(77,221,732)

At the end of the year	10,894,745	428,505,997	74,936,284	4,310,210	518,647,236	431,322,873	457,716,818

Accumulated depreciation:
At the beginning of the year	—	256,770,716	50,125,766	3,314,632	310,211,114	283,372,099	289,036,600
Charge for the year	—	70,992,252	4,691,143	339,776	76,023,171	62,855,322	64,333,171
Disposals	—	(14,649,584)	(1,064,251)	(60,617)	(15,774,452)	(36,016,307)	(69,997,672)

At the end of the year	—	313,113,384	53,752,658	3,593,791	370,459,833	310,211,114	283,372,009

Net book amounts:
At 31 December 2005	10,894,745	115,392,613	21,183,626	716,419	148,187,403

At 31 December 2004	1,382,000	110,031,600	8,797,152	901,007		121,111,759

At 31 December 2003	1,382,000	163,572,447	8,508,014	882,258			174,344,719

      During the year, the company changed its accounting estimate in respect of the useful lives of property and equipment to properly reflect the remaining useful life of the assets. The change resulted in an increase in depreciation charge for the year by approximately SR 9 million, consequently the income for the year is reduced by the same amount. This change in depreciation rates also has an affect on the net income of future periods up to 2010.
4     INVENTORIES

	2005	2004	2003

	SR	SR	SR
Equipment spares and others	8,535,353	6,697,432	4,813,651
Goods in transit	2,646,379	1,264,282	77,348

	11,181,732	7,961,714	4,890,999

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)
      Saudi Arabian accounting standards require that the cost of inventories should be determined using the weighted average method. The company is in the process of changing its computer system to enable it to use the weighted average method. In the meantime, the cost of inventories has been determined on a first-in first-out method. It is estimated that if the company had used the weighted average method, the cost of inventories would not have been materially different.
      Inventories are held for internal use only and are not intended for resale.
5     ACCOUNTS RECEIVABLE AND PREPAYMENTS

	2005	2004	2003

	SR	SR	SR
Trade accounts receivable	57,120,568	48,034,478	24,033,667
Retentions receivable	41,892,370	35,159,374	51,263,358
Amounts due from partners (note 17)	14,996,318	16,856,091	7,617,984
Unbilled receivables	7,596,342	—	—
Advances to suppliers	1,661,670	208,164	723,577
Other receivables	1,843,450	307,976	996,515
Prepaid expenses	2,467,600	1,234,640	1,319,383

	127,578,318	101,800,723	85,954,484

      All services rendered by the company during the year were to two customers under four contracts (2004: one customer under three contracts). All trade accounts receivable are due from these two customers and all retentions receivable are due from one of these customers. The customers would normally pay the amount billed within 30 to 60 days of the date of the invoice and the balance, held as retentions, upon submission of zakat and income tax clearance certificate for the relevant year.
      Amounts due from the partners represents SR 2,652,675 (2004: SR 2,478,777 and 2003: Nil) due from the Saudi partner and SR 13,256,542 (2004: SR 14,894,518 and 2003: SR 11,100,507) from CGG (less any pending amount due to the partner) in respect of zakat and income tax respectively (see note 8).
6     ACCOUNTS PAYABLE AND ACCRUALS

	2005	2004	2003

	SR	SR	SR
Trade accounts payable	10,943,801	6,718,682	6,583,563
Amount due to a partner	—	—	17,051,226
Amounts due to affiliates (note 17)	1,268,815	293,909	826,766
Accrued expenses	8,083,410	3,967,197	4,209,785
Other payables	2,137,112	1,098,687	1,281,407

	22,433,138	12,078,475	29,952,747

      According to the terms offered by the suppliers, trade accounts payable are normally settled within 30 to 100 days of the date of invoice.
      In 2003, amount due to a partner represented dividend payable of SR 19,380,000 to the Saudi partner (less amount due from the partner in respect of zakat).

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)
7     TERM LOANS

	2005	2004	2003

	SR	SR	SR
Bank loans	—	—	65,766,667
Less: Non current portion	—	—	34,866,667

Current portion	—	—	30,900,000

8     ZAKAT AND INCOME TAX
a)  Zakat
      The zakat provision relating to the Saudi partner consists of:

	2005	2004	2003

	SR	SR	SR
Provision for the year	2,652,142	2,271,559	1,289,884
Prior years	567	207,308	143

Charge for the year	2,652,709	2,478,867	1,290,027

      The Saudi partner’s provision is based on his share as follows:

	2005	2004	2003

	SR	SR	SR
Equity	127,230,749	98,625,940	99,908,866
Opening provisions and other adjustments	8,317,565	5,501,401	4,302,435
Book value of long term assets	(98,450,756)	(65,182,687)	(91,370,769)

	37,097,558	38,944,654	12,840,532
Zakatable income for the year	68,988,128	51,917,716	38,754,818

Zakat base	106,085,686	90,862,370	51,595,350

b)  Income tax
      The income tax provision relating to the foreign partner consists of:

	2005	2004	2003

	SR	SR	SR
Provision for the year	13,256,542	14,894,518	11,100,507
Prior year	6,532	1,043	1,646

Charge for the year	13,263,074	14,895,561	11,102,153

      Income tax has been provided for based on the estimated taxable income at 20% (2004 and 2003: various rates up to 30%).
      The differences between the financial and taxable/ zakatable income are mainly due to adjustments for certain costs/ claims based on the relevant fiscal regulations.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)
c)     Movement in provision
      The movement in the zakat and income tax provision was as follows:

	2005	2004	2003

	SR	SR	SR
At the beginning of the year	17,166,077	12,390,391	11,422,566
Provided during the year	15,915,783	17,374,428	12,392,180
Payments during the year	(17,173,176)	(12,598,742)	(11,424,355)

At the end of the year	15,908,684	17,166,077	12,390,391

d)     Status of assessments
      Zakat and income tax assessments have been agreed with the Department of Zakat and Income Tax (DZIT) up to 1991 and from 1994 to 1996. Decisions for the years 1992 and 1993 have been received from the Higher Appeal Committee (HAC) and the company is awaiting for the revised assessment from the DZIT. A revised assessment for the years 1997 to 2000 has been raised by the DZIT showing an overpayment of SR 1 million. An amended assessment from the DZIT is awaited after correction of an error in the revised assessment. Assessment for the years 2001 and 2002 has also been received from the DZIT demanding an additional amount of SR 4.6 million. The company has appealed against this assessment.
      Assessments for the years 2003 and 2004 have not yet been received.
9     CAPITAL
      Capital is divided into 36,000 authorised, issued and fully paid up shares of SR 1,000 each (2004 and 2003: 36,000 shares).
10     STATUTORY RESERVE
      In accordance with Saudi Arabian Regulations for Companies, the company must set aside 10% of its net income in each year until it has built up a reserve equal to one half of the capital. This having been achieved, the company has resolved to discontinue such transfers. The reserve is not available for distribution.
11     GENERAL RESERVE
      There are no restrictions on the distribution of this reserve.
12     CAPITAL RESERVE
      An amount equal to the profit on disposal of property, plant and equipment is transferred from retained earnings to capital reserve and vice versa in case of loss. Although the capital reserve is a free reserve, yet it is not intended to be distributed.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)
13     RESERVE FOR EMPLOYEES’ TRAINING

	2005	2004	2003

	SR	SR	SR
At the beginning of the year	3,000,000	3,000,000	3,000,000
Transfer to retained earnings	(1,730,387)	(2,077,836)	(2,134,170)
Transfer from retained earnings	1,730,387	2,077,836	2,134,170

At the end of the year	3,000,000	3,000,000	3,000,000

      In accordance with the company’s articles of association, the company can allocate up to 10% of the net income for the year, subject to a maximum accumulation of SR 3 million, for training programmes for Saudi Arabian nationals.
      An amount equal to expenses incurred on training during the year has been transferred to retained earnings.
14     GENERAL AND ADMINISTRATION EXPENSES

	2005	2004	2003

	SR	SR	SR
Rent	1,082,246	1,178,503	1,271,583
Printing and stationery	1,014,003	872,659	886,376
Postage, fax and telephone	570,271	587,883	642,201
Other	2,586,989	2,231,177	2,238,383

	5,253,509	4,870,222	5,038,543

15     OTHER INCOME

	2005	2004	2003

	SR	SR	SR
Profit on sale of plant and equipment	607,165	6,430,842	—
Income from bank deposits	3,748,749	1,347,488	812,163
Other	84,045	—	—

	4,439,959	7,778,330	812,163

16     OTHER EXPENSES

	2005	2004	2003

	SR	SR	SR
Loss on sale of plant and equipment	—	—	858,820
Exchange loss	—	40,740	291,701

	—	40,740	1,150,521

17     RELATED PARTY TRANSACTIONS
      In the ordinary course of its business activities, the company transacts with its affiliates. Such transactions mainly relate to purchase of fixed assets and equipment spares. During the year, SR 31.2 million (2004: SR 3.3 million and 2003: SR 5.9 million) of the company’s geophysical equipment has been acquired from affiliates. The company also acquired SR 5.6 million (2004: SR 4.5 million and 2003: SR 5.2 million) of its

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)
equipment spares and services requirements from its affiliates. Prices and terms of payments of these transactions are approved by the management. Amounts due from and due to the partners and affiliates are disclosed in notes 5 and 6, respectively.
18     CAPITAL COMMITMENTS
      The directors have authorised future capital expenditure amounting to SR 33 million (2004: SR 6.5 million and 2003: SR 8.6 million).
19     CONTINGENT LIABILITY
      The company’s banker has issued payment guarantees to the DZIT amounting to SR 9,129,001 (2004: SR 9,129,001 and 2003: SR 9,129,001). The bankers of the foreign partner have provided counter guarantees to the company’s banker on its behalf.

20	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      The financial statements of the company have been prepared in accordance with accounting standards generally accepted in the Kingdom of Saudi Arabia. For purposes of these financial statements, the following are the significant (recognition, measurement, presentation and disclosure) differences between the company’s accounting principles used and United States Generally Accepted Accounting Principles (US GAAP).

a.	Following is a reconciliation of net income to US GAAP:

	2005	2004	2003

	SR	SR	SR
Net income under Saudi accounting standards	96,113,734	99,087,860	73,484,460
US GAAP adjustments:
Provision for zakat and income tax (note 8(c))	(15,915,783)	(17,374,428)	(12,390,391)
Net over payment of zakat and income tax (refer below)	904,631	—	—
Deferred tax adjustment for the year	3,787,829	43,367	84,968

Net income under US GAAP	84,890,411	81,756,799	61,179,037

Difference in net income between Saudi Standards and US GAAP	11,223,323	17,331,061	12,305,423

Difference in partners’ equity between Saudi Accounting Standards and US GAAP (due to cumulative effect of current and prior years’ adjustments)	13,680,456	20,735,296	15,794,626

      Net over payment relates to the years from 1997 through 2000.
      The zakat and income tax assessed for the years 2001 and 2002 is SR 3,384,450 (i.e. an additional liability of SR 4,595,128 as there was an overpayment of SR 1,210,678 per zakat and income tax return) which has not been taken into consideration in the above reconciliation as the assessment has been appealed against and the final amount ultimately payable cannot be determined with reasonable accuracy (refer note 8(d)).

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)

b.	Following is a reconciliation of partners’ equity for differences with US GAAP:

	2005	2004	2003

	SR	SR	SR
Partners’ equity under Saudi accounting standards	348,585,790	292,472,056	231,384,196
Cumulative effect of current and prior year adjustments (note 20(a))	(13,680,456)	(20,735,296)	(15,794,626)

Partners’ equity under US GAAP	334,905,334	271,736,760	215,589,570

c.	Dividends paid
      Dividends paid during the year amounting to SR 40,000,000 (2004: SR 38,000,000 and 2003: SR 38,000,000) included payments to the partners on account of zakat and income tax equalisation.

d.	Fair values
      Financial instruments comprise of financial assets and liabilities.
      Financial assets consist of bank balances and cash and receivables. Financial liabilities consist of payables and accrued expenses.
      Fair values of financial assets and liabilities are not materially different from their carrying values at the balance sheet date.

Y01365