Form 20-F
period 2006-12-31
CGG VERITAS
filed 2007-05-07
CIK 1037962

Compagnie Générale de Géophysique-Veritas
Annual Report 2006
Form 20-F

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from to

Commission File Number 001-14622

Compagnie Générale de Géophysique-Veritas
(Exact name of registrant as specified in its charter)
CGG Veritas
(Translation of registrant’s name into English)
Republic of France
(Jurisdiction of incorporation or organization)
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris  France
(33) 1 64 47 45 00
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
7 3/4% Senior Notes 2017
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
17,597,888 Ordinary Shares, nominal value €2 per share

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
Yes ☐     No ☑

PRESENTATION OF INFORMATION

On September 4, 2006, CGG entered into a definitive merger agreement with Veritas to acquire Veritas in a part cash, part stock transaction. The merger (the “merger”) was completed on January 12, 2007, and upon completion of the merger, CGG was renamed Compagnie Générale de Géophysique-Veritas (abbreviated as CGG Veritas). Accordingly, where this annual report provides information for dates on or prior to December 31, 2006, such information relates to CGG only. We have also provided certain information relating to Veritas on or prior to December 31, 2006. Information in this annual report as of the latest practicable date before the date of filing relates to CGG Veritas.

As used in this annual report “CGG” refers to Compagnie Générale de Géophysique and its subsidiaries, except as otherwise indicated, “Veritas” refers to Veritas DGC Inc. and its subsidiaries before the merger between CGG and Veritas and to CGGVeritas Services Inc. following such merger, “CGG Veritas” refers to Compagnie Générale de Géophysique-Veritas, and , “we”, “us” and “our” refers to Compagnie Générale de Géophysique-Veritas and its subsidiaries, after merger and Compagnie Générale de Géophysique and its subsidiaries, before the merger except as otherwise indicated.

In this annual report, references to “United States” or “U.S.” are to the United States of America, references to “U.S. dollars”, “$” or “U.S.$” are to United States dollars, references to “France” are to the Republic of France, references to “Norway” are to the Kingdom of Norway, references to “NOK” are to Norwegian kroner and references to “euro” or “€” are to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty Establishing the European Union.

As our shares are listed on the New York Stock Exchange (in the form of American Depositary Shares), we are required to file an annual report on Form 20-F with the SEC including our annual financial statements reconciled to accounting principles generally accepted in the United States (“U.S. GAAP”).

We adopted International Financial Reporting Standards (“IFRS”) as adopted by the European Union as our primary accounting principles as of January 1, 2005. For the years ended December 31, 2002, 2003 and 2004, we prepared our consolidated financial statements in accordance with French generally accepted accounting principles (“French GAAP”).

The differences between IFRS and U.S. GAAP as they relate to us, and the reconciliation of net income and shareholders’ equity to U.S. GAAP, are described in note 32 to our annual consolidated financial statements included in this annual report on Form 20-F.

Unless otherwise indicated, statements in this annual report relating to market share, ranking and data are derived from management estimates based, in part, on independent industry publications, reports by market research firms or other published independent sources. Any discrepancies in any table between totals and the sums of the amounts listed in such table are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties, including, without limitation, certain statements made in the sections entitled “Information on the Company” and “Operating and Financial Review and Prospectus”. You can identify forward-looking statements because they contain words such as “believes”, “expects”, “may”, “should”, “seeks”, “approximately”, “intends”, “plans”, “estimates”, or “anticipates” or similar expressions that relate to our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We have based these forward-looking statements on our current views and assumptions about future events. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this annual report.

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 3: Key Information — Risk Factors” and elsewhere in this annual report, including, without limitation, in conjunction with the forward-looking statements included in this annual report. Some of the factors that we believe could affect our actual results include:

•	our ability to develop an integrated strategy for CGG Veritas;

•	difficulties and delays in achieving synergies and cost savings;

•	our substantial indebtedness;

•	changes in international economic and political conditions and, in particular, in oil and gas prices;

•	exposure to the credit risk of customers;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the complexity of products sold;

•	changes in demand for seismic products and services;

•	the effects of competition;

•	the social, political and economic risks of our global operations;

•	the costs and risks associated with pension and post-retirement benefit obligations;

•	changes to existing regulations or technical standards;

•	existing or future litigation;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	the costs of compliance with environmental, health and safety laws;

•	the timing and extent of changes in currency exchange rates and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire, including Veritas;

•	our ability to monitor existing and targeted partnerships;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in this annual report, including those described in “Item 3: Key Information — Risk Factors” of this annual report.

		Page

PART I
Item 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
Item 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	7
Item 3:	KEY INFORMATION	7
Item 4:	INFORMATION ON THE COMPANY	18
Item 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
Item 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	59
Item 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	69
Item 8:	FINANCIAL INFORMATION	71
Item 9:	THE OFFER AND LISTING	71
Item 10:	ADDITIONAL INFORMATION	74
Item 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	93
Item 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	95

PART II
Item 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	96
Item 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS	96
Item 15:	CONTROL AND PROCEDURES	96
Item 16A:	AUDIT COMMITTEE FINANCIAL EXPERT	98
Item 16B:	CODE OF ETHICS	98
Item 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES	98
Item 16D	EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES	99
Item 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	100

PART III
Item 17:	FINANCIAL STATEMENTS	101
Item 18:	FINANCIAL STATEMENTS	101
Item 19:	EXHIBITS	101
EX-1.1
EX-2.3
EX-2.4
EX-4.5
EX-4.6
EX-4.7
EX-4.8
EX-4.22
EX-4.24
EX-4.25
EX-4.26
EX-4.27
EX-8
EX-12.1
EX-12.2
EX-13.1
EX-13.2

PART I

Item 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3:  KEY INFORMATION

Selected Financial Data

In accordance with regulations adopted by the European Union in July 2002, all companies incorporated under the laws of one of the member states of the European Union and whose securities are publicly traded within the European Union were required to prepare their consolidated financial statements for the fiscal year starting on or after January 1, 2005, on the basis of accounting standards issued by the International Accounting Standards Board. Therefore, in accordance with these requirements, we converted from using French generally accepted accounting principles to IFRS, as adopted by the European Union.

The tables below set forth our selected consolidated financial and operating data:

•	as of and for each of the three years in the period ended December 31, 2006 in accordance with IFRS; and

•	as of and for each of the five years in the period ended December 31, 2006 in accordance with U.S. GAAP.

The selected data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected data included below are for CGG prior to the merger with Veritas, which was completed on January 12, 2007. The selected financial data for each of the years in the three-year period ended December 31, 2006 have been derived from our audited consolidated financial statements prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

The differences between IFRS and U.S. GAAP as they relate to us, and the reconciliation of net income and shareholders’ equity to U.S. GAAP are described in Note 32 to our consolidated financial statements included in this annual report.

	At and for the year ended December 31,
	2006	2005	2004
	(in € million except
	for number of shares and
	operational data)

Amounts in accordance with IFRS:
Statement of Operations Data:
Operating revenues	1,329.6	869.9	687.4
Other revenues from ordinary activities	1.8	1.9	0.4
Cost of operations	(890.0)	(670.0)	(554.0)
Gross profit	441.4	201.8	133.8
Research and development expenses, net	(37.7)	(31.1)	(28.8)
Selling, general and administrative expenses	(126.4)	(91.2)	(78.6)
Other revenues (expenses)	11.7	(4.4)	19.3
Operating income	289.0	75.1	45.7
Cost of financial debt, net	(25.4)	(42.3)	(27.8)
Variance on derivative on convertible bonds	(23.0)	(11.5)	(23.5)
Other financial income (loss)	(8.8)	(14.5)	0.8
Income taxes	(83.2)	(26.6)	(10.9)
Equity in income of affiliates	10.1	13.0	10.3
Net income (loss)	158.7	(6.8)	(5.4)
Attributable to minority interests	1.6	1.0	1.0
Attributable to shareholders	157.1	(7.8)	(6.4)
Net income (loss) per share:
Basic(1)	9.04	(0.64)	(0.55)
Diluted(1)	8.86	(0.64)	(0.55)
Balance sheet:
Cash and cash equivalents	251.8	112.4	130.6
Working capital(2)	210.4	154.1	116.4
Property, plant & equipment, net	455.2	480.1	204.1
Multi-client surveys	71.8	93.6	124.5
Total assets	1,782.1	1,565.1	971.2
Gross financial debt(3)	405.6	409.6	252.4
Shareholders’ equity	877.0	698.5	393.2
Other financial historical data and other ratios:
EBITDA(4)	483.0	221.4	178.2
Capital expenditures (Property, plant & equipment)(5)	149.3	125.1	49.8
Capital expenditures for multi-client surveys	61.5	32.0	51.1
Net financial debt(6)	153.8	297.2	121.8
Gross financial debt(3)/EBITDA(4)	0.8x	1.9x	1.4x
Net indebtedness(6)/EBITDA(4)	0.3x	1.3x	0.7x
EBITDA(4)/Net financial expenses	19.0x	5.2x	6.4x

	At and for the year ended December 31,
	2006	2005	2004	2003	2002
	(in € millions except for number
	of shares and operational data)

Amounts in accordance with U.S. GAAP:
Statement of Operations Data:
Operating revenues	1,348.7	860.8	709.5	645.6	719.0
Operating income	289.6	61.9	55.0	42.7	81.9
Net income (loss)	123.9	8.3	(20.2)	3.1	15.1
Per share amounts:
Basic common stock holder(1)	7.13	0.69	(1.73)	0.27	1.29
Diluted common stock holder(7)	6.99	0.67	(1.73)	0.26	1.29
Balance sheet:
Total assets	1,785.7	1,573.8	975.8	924.2	1,036.8
Gross financial debt(3)	411.1	416.7	251.7	234.0	318.3
Shareholders’ equity	831.9	689.5	372.2	413.4	431.0
Operational data (end of period):
Land teams in operations	9	11	8	12	14
Operational Streamers(8)	56	46	39	42	42
Data processing centers	29	27	26	26	26

(1)	Basic (under IFRS and U.S. GAAP) and diluted (under IFRS) per share amounts have been calculated on the basis of 17,371,927 issued and outstanding shares in 2006, 12,095,925 issued and outstanding shares in 2005 and 11,681,406 issued and outstanding shares in 2004. Basic per share amounts under U.S. GAAP have been calculated on the basis of 11,680,718 issued and outstanding shares in 2003 and 2002.

(2)	Working capital consists of trade accounts and notes receivable, inventories and work-in-progress, tax assets, other current assets and assets held for sale less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers, current provisions and other current liabilities.

(3)	“Gross financial debt” means total financial debt, including current maturities, capital leases, bank overdrafts and accrued interest.

(4)	EBITDA is defined as operating income (loss) plus depreciation and amortization and plus the accounting expense of stock-options plans and our free shares’ allocation plan. EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDA differently than we do. EBITDA is not a measure of financial performance under French GAAP, U.S. GAAP or IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP, U.S. GAAP or IFRS. EBITDA differs from ORBDA (also referred to in the past as Adjusted EBITDA), which is the measure that CGG has previously included in its periodic reports and public communications. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — EBITDA” for a reconciliation of EBITDA to operating income.

(5)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease.

The following table presents a reconciliation of capital expenditures to purchases of property, plant and equipment and equipment acquired under capital lease for the periods indicated:

	For the year ended
	December 31,
	2006	2005	2004
	(in € million)

Purchase of Property, Plant and Equipment	149.2	107.7	41.1
Equipment acquired under capital lease	0.1	17.4	8.7

Capital expenditures	149.3	125.1	49.8

(6)	“Net financial debt” means bank overdrafts and financial debt including current portion (including capital lease debt) net of cash and cash equivalents.

(7)	Diluted per share amounts under U.S. GAAP have been calculated on the basis of 17,731,386 issued and outstanding shares in 2006, 12,357,779 issued and outstanding shares in 2005, 11,681,406 issued and outstanding shares in 2004, 11,760,630 issued and outstanding shares in 2003 and 11,680,718 issued and outstanding shares in 2002. In 2002 and 2004, the effects of stock options were not dilutive (as a result of applying the treasury stock method).

(8)	Data at December 31, 2006 and at December 31, 2005 include Exploration Resources’ streamers and exclude streamers of vessels in transit or dry-dock.

Exchange Rates

The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. This information is provided solely for your information, and we do not represent that euros could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by us in the preparation of our consolidated financial statements incorporated by reference into this proxy statement/prospectus.

The data provided in the following table is expressed in U.S. dollars per euro and is based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On May 4, 2007, the most recent practicable day prior to the date of this annual report, the exchange rate was €1.00 = $1.3587.

	Period-End	Average
	Rate(1)	Rate(2)	High	Low

Recent Monthly Data
May 2007 (through May 4)	1.3587	1.3588	1.3600	1.3566
April 2007	1.3660	1.3513	1.3660	1.3363
March 2007	1.3374	1.3246	1.3374	1.3094
February 2007	1.3230	1.3080	1.3246	1.2933
January 2007	1.2998	1.2993	1.3286	1.2904
December 2006	1.3197	1.3205	1.3327	1.3073
November 2006	1.3261	1.2888	1.3261	1.2705
Annual Data (Year Ended December 31,)
2006	1.3197	1.2560	1.3327	1.1860
2005	1.1842	1.2400	1.3476	1.1667
2004	1.3538	1.2478	1.3625	1.1801
2003	1.2597	1.1411	1.2597	1.0361
2002	1.0485	0.9495	1.0485	0.8594

Notes:

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.

(2)	The average rate for each monthly period was calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rate for each annual period was calculated by taking the simple average of the noon buying rates on the last business day of each month during the relevant period.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risks Related to Our Business

  We are subject to risks related to our international operations that could harm our business and results of operations.

With operations worldwide, and with a majority of our revenues likely to be derived outside of the United States and Western Europe, including in emerging markets, our business and results of operations will be subject to various risks inherent in international operations. These risks include:

•	instability of foreign economies and governments;

•	risks of war, terrorism, civil disturbance, seizure, renegotiation or nullification of existing contracts; and

•	foreign exchange restrictions, sanctions and other laws and policies affecting taxation, trade and investment.

We are exposed to these risks in all of our foreign operations to some degree, and our exposure could be material to our financial condition and results of operations in emerging markets where the political and legal environment is less stable.

While we carry insurance against political risks associated with such operations in amounts we consider appropriate in accordance with industry practices, we cannot assure you that we will not be subject to material adverse developments with respect to our international operations or that our coverage will be adequate to cover us for any losses arising from such risks.

Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. In addition, non-U.S. persons employed by our separately incorporated non-U.S. entities will conduct business in some foreign jurisdictions that have been subject to U.S. trade embargoes and sanctions by the U.S. Office of Foreign Assets Control. We have typically generated revenue in these countries through the performance of data processing, reservoir consulting services and the sale of software licenses and software maintenance. We have current and ongoing relations with customers in these countries. CGG and Veritas did, and we do, have procedures in place to conduct these operations in compliance with applicable U.S. laws. However, failure to comply with U.S. laws on foreign operations could result in material fines and penalties and damage to our reputation. In addition, our activities in these countries could reduce demand for our securities among certain investors.

We and certain of our subsidiaries and affiliated entities also conduct business in countries which experience government corruption. We are committed to doing business in accordance with all applicable laws and our codes of ethics, but there is a risk that we, our subsidiaries or affiliated entities or our respective officers, directors, employees and agents may take action in violation of applicable laws, including the Foreign Corrupt Practices Act of 1977. Any such violations could result in substantial civil and/or criminal penalties and might materially adversely affect our business and results of operations or financial condition.

  We are subject to certain risks related to acquisitions, including the merger with Veritas DGC Inc., and these risks may materially adversely affect our revenues, expenses, operating results and financial condition.

The merger of CGG and Veritas on January 12, 2007 involved the integration of two companies that had previously operated independently and as competitors. CGG and Veritas entered into the merger with the expectation that, among other things, the merger would enable us to achieve expected cost synergies from having one rather than two public companies as well as the redeployment of support resources towards operations and premises rationalization. Achieving the benefits of the merger will depend in part upon meeting the challenges inherent in the successful combination and integration of global business enterprises of the size and scope of CGG and Veritas and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that we will meet these challenges and that such diversion will not negatively affect our operations. In addition, delays encountered in the transition process could have a material adverse effect on our revenues, expenses, operating results and financial condition. Although CGG and Veritas expect to derive significant benefits from the merger, there can be no assurance that we will actually achieve anticipated synergies or other benefits expected from the merger.

In addition, in the past we have grown by acquisition, and we may acquire companies or assets in the future. Such acquisitions, whether completed or in the future, present various financial and management-related risks, including integration of the acquired businesses in a cost-effective manner; implementation of a combined intended business strategy; diversion of our management’s attention; outstanding or unforeseen legal, regulatory, contractual, labor or other issues arising from the acquisitions; additional capital expenditure requirements; retention of customers; integration of different company and management cultures; operation in new geographic markets; the need for more extensive management coordination; and retention, hiring and training of key personnel. Should any of these risks associated with acquisitions materialize, it could have a material adverse effect on our business, financial condition and results of operations.

  We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.

We invest significant amounts of money in acquiring and processing seismic data that we will own. By making such investments, we are exposed to risks that:

•	We may not fully recover the costs of acquiring and processing the data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond our control. In addition, the timing of these sales is unpredictable and sales can vary greatly from period to period. Technological or regulatory changes or other developments could also materially adversely affect the value of the data.

•	The value of our multi-client data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data.

•	Any reduction in the market value of such data will require us to write down our recorded value, which could have a significant material adverse effect on our results of operations.

For example, in its fiscal years 2003 and 2002, Veritas incurred $4.9 million and $55.3 million, respectively, in impairment charges related to surveys with relatively low levels of sales in its multi-client library. These surveys were found to be impaired for various reasons, including slow acreage turnover in the case of U.S. land surveys, a border dispute in the case of a Shetland-Faroes survey and excessive acquisition cost in the case of a Gulf of Mexico survey. In addition, a decision by the Norwegian government on March 31, 2006 not to award exploration-production licenses in the area where one of CGG’s surveys is located (Moere) changed CGG’s previous estimate of future sales, and caused this €4.6 million survey to be fully depreciated at March 31, 2006. Additionally, each of our individual surveys has a minimum book life based on its location, so particular surveys may be subject to significant amortization even though sales of licenses associated with that survey are weak or non-existent, thus reducing our profits.

  Our results of operations may be significantly affected by currency fluctuations.

We derive a substantial amount of our revenues from international sales, subjecting us to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are denominated in currencies including the euro, the U.S. dollar and, to a significantly lesser extent, other non-euro Western European currencies, principally the British pound and the Norwegian kroner. Historically, a significant portion of CGG’s revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services. CGG’s U.S. dollar-linked revenues have increased considerably over the last few years due to increased sales outside of Europe.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, can have a significant effect upon our results of operations, which are reported in euros. The merger will increase both our dollar-denominated revenues and expenses, as Veritas’ revenues and expenses have historically been denominated largely in U.S. dollars. In addition, since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, a depreciation of the U.S. dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. For financial reporting purposes, such depreciation will negatively affect our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a decreased value. While CGG has in the past attempted to reduce the risks associated with such exchange rate fluctuations through its hedging policy, we cannot assure you that we will be effective or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations.

    Our working capital needs are difficult to forecast and may vary significantly, which could result in additional financing requirements that we may not be able to meet on satisfactory terms, or at all.

It will be difficult for us to predict with certainty our working capital needs. This difficulty is due primarily to working capital requirements related to the marine seismic acquisition business and related to the development and introduction of new lines of geophysical equipment products. For example, under specific circumstances, we may extend the length of payment terms we grant to customers or increase our inventories substantially. We may therefore be subject to significant and rapid increases in our working capital needs that we may have difficulty financing on satisfactory terms, or at all, due to limitations in our debt agreements.

  Technological changes and new products and services are frequently introduced in the market, and our technology could be rendered obsolete by these introductions, or we may not be able to develop and produce new and enhanced products on a cost-effective and timely basis.

Technology changes rapidly in the seismic industry, and new and enhanced products are frequently introduced in the market for our products and services, particularly in our equipment manufacturing and data processing and geosciences sectors. Our profitability and ability to generate cash depends to a significant extent upon our ability to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with industry demands. While we commit substantial resources to research and development, we may encounter resource constraints or technical or other difficulties that could delay the introduction of new and enhanced products and services in the future. In addition, the continuing development of new products risks making our older products obsolete. New and enhanced products and services, if introduced, may not gain market acceptance and may be materially adversely affected by technological changes or product or service introductions by one of our competitors.

  The nature of our business subjects us to significant ongoing operating risks for which we may not have adequate insurance or for which we may not be able to procure adequate insurance on economical terms, if at all.

Our seismic data acquisition activities, particularly in deepwater marine areas, are often conducted under harsh weather and other hazardous operating conditions. These operations are subject to risks of loss to property and injury to personnel from fires, accidental explosions, ice floes and high seas. These types of events could result in loss from business interruption, delay, equipment destruction or other liability. We carry insurance against the destruction of or damage to our seismic equipment and against business interruption for our data processing activities in amounts we consider appropriate in accordance with industry practice. However, our insurance coverage may not be adequate in all circumstances or against all hazards, and we may not be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

  We depend on proprietary technology and are exposed to risks associated with the misappropriation or infringement of that technology.

Our results of operations depend in part upon our proprietary technology. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. We currently hold 145 patents in various countries for products and processes. These patents last between four and twenty years, depending on the date of filing and the protection accorded by each country. In addition, we enter into confidentiality and license agreements with our employees, customers and potential customers and limit access to and distribution of our technology. However, actions that we take to protect our proprietary rights may not be adequate to deter the misappropriation or independent third-party development of our technology. Although none of CGG Veritas, CGG or Veritas has been involved in any material litigation regarding its intellectual property rights or the possible infringement of intellectual property rights of others, such litigation may be brought in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States, which may limit our ability to pursue third parties that misappropriate our proprietary technology.

  A failure to attract and retain qualified employees may materially adversely affect our future business and operations.

Our future results of operations will depend in part upon our ability to retain our existing highly skilled and qualified employees and to attract new employees. A number of our employees are highly skilled scientists and highly trained technicians, and failure by us to continue to attract and retain such individuals could materially adversely affect our ability to compete in the geophysical services industry.

We compete with other seismic products and services companies and, to a lesser extent, companies in the oil industry for skilled geophysical and seismic personnel, particularly in times, such as the present, when demand for seismic services is relatively high. A limited number of such skilled personnel is available, and demand from other companies may limit our ability to fill our human resources needs. If we are unable to hire, train and retain a sufficient number of qualified employees, this could impair our ability to manage and maintain our business and to develop and protect our know-how. Our success will also depend to a significant extent upon the abilities and efforts of members of our senior management, the loss of whom could materially adversely affect our business and results of operations.

In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with CGG Veritas following the merger. Although following the merger we have not observed significant departures of key scientific and technical personnel, several members of Veritas’ senior management are no longer employed by us. Accordingly, no assurance can be given that we will be able to attract or retain key employees to the same extent that CGG and Veritas have been able to attract or retain their own employees in the past. Any failure to do so could have a material adverse effect on our business and results of operations.

  CGG and Veritas have had losses in the past and we cannot assure that we will be profitable in the future.

CGG recorded net losses in 2004 and 2005 (attributable to shareholders) of €6.4 million and €7.8 million, respectively, although excluding the accounting impact under IFRS of its 7.75% subordinated convertible bonds due 2012 denominated in U.S. dollars, its net income would have been positive. Veritas recorded a net loss of $59.1 million in its fiscal year 2003. We cannot assure you that we will be profitable in the future.

Risks Related to the Industry

  We depend on capital expenditures by the oil and gas industry, and reductions in such expenditures may have a material adverse effect on our business.

Demand for our products and services has historically been dependent upon the level of capital expenditures by oil and gas companies for exploration, production and development activities. These expenditures are significantly influenced by oil and gas prices and by expectations regarding future oil and gas prices. Oil and gas prices may fluctuate based on relatively minor changes in the supply of and demand for oil and gas, expectations regarding future supply of and demand for oil and gas and certain other factors beyond our control. Lower or volatile oil and gas prices tend to limit the demand for seismic services and products.

Factors affecting the prices of oil and gas include:

•	demand for oil, natural gas and natural gas liquids;

•	worldwide political, military and economic conditions, including political developments in the Middle East, economic growth levels and the ability of OPEC to set and maintain production levels and prices for oil;

•	levels of oil and gas production;

•	the price and availability of alternative fuels;

•	policies of governments regarding the exploration for and production and development of oil and gas reserves in their territories; and

•	global weather conditions.

Although oil and gas prices are currently high compared with historical values, which generally increases demand for seismic products and services, the markets for oil and gas historically have been volatile and are likely to continue to be so in the future.

We believe that global geopolitical uncertainty or uncertainty in the Middle Eastern producing regions (where we are particularly active) could lead oil companies to suddenly delay or cancel current geophysical projects. Any events that affect worldwide oil and gas supply, demand or prices or that generate uncertainty in the market could reduce exploration and development activities and materially adversely affect our operations. We cannot assure you as to future oil and gas prices or the resulting level of industry spending for exploration, production and development activities.

  We are subject to intense competition, which could limit our ability to maintain or increase our market share or to maintain our prices at profitable levels.

Most of our contracts are obtained through a competitive bidding process, which is standard for the seismic services industry in which we operate. Competitive factors in recent years have included price, crew availability, technological expertise and reputation for quality, safety and dependability. While no single company competes with us in all of our segments, we are subject to intense competition in each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more data acquisition crews than we do and have greater financial and other resources. These and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and gas prices and production levels, as well as changes in government regulations. In addition, if geophysical service competitors increase their capacity in the future (or do not reduce capacity if demand decreases), the excess supply in the seismic services market could apply downward pressure on prices. The negative effects of the competitive environment in which we operate could have a material adverse effect on our results of operations.

  We have high levels of fixed costs that are incurred regardless of our level of business activity.

We have high fixed costs. As a result, downtime or low productivity due to, among other things, reduced demand, weather interruptions, equipment failures or other causes could result in significant operating losses. Low utilization rates may hamper our ability to recover the cost of necessary capital investments.

  Our land and marine seismic acquisition revenues vary significantly during the year.

Our land and marine seismic acquisition revenues are partially seasonal in nature. The offshore data acquisition business is, by its nature, exposed to unproductive interim periods due to necessary repairs or transit time from one operational zone to another during which revenue is usually not recognized. Other factors that cause variations from quarter to quarter include the effects of weather conditions in a given operating area, the internal budgeting process of some important clients relative to their exploration expenses, the timing of the receipt and commencement of contracts for data acquisition, the timing of offshore lease sales and the effect of such timing on the demand for geophysical activities and the timing of sales of licenses to geophysical data in our multi-client data library, which may be significant and which are not typically made in a linear or consistent pattern. Combined with our high fixed costs, these revenue fluctuations could produce unexpected material adverse effects on our results of operations in any fiscal period.

  Our business is subject to governmental regulation, which may adversely affect our future operations.

Our operations are subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental, health and safety laws. We need to invest financial and managerial resources to comply with these laws and related permit requirements. Our failure to do so could result in fines or penalties, enforcement actions, claims for personal injury or property damages, or obligations to investigate and/or remediate contamination. Failure to timely obtain the required permits may also result in crew downtime and operating losses. Moreover, if applicable laws and regulations, including environmental, health and safety requirements, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated. The adoption of laws and regulations that directly or indirectly curtail exploration by oil and gas companies could also materially adversely affect our operations by reducing the demand for our geophysical products and services.

Risks Related to our Indebtedness

  Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.

We have a significant amount of debt. As at March 31, 2007, our total financial debt, total assets and shareholders’ equity were €1.6 billion, €4.8 billion and €2.3 billion, respectively. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years.

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

The indentures governing our 7 1/2% senior notes due 2015 and our 7 3/4% senior notes due 2017 (the “senior notes”) and the agreements governing our credit facilities (including our U.S.$1.140 billion senior credit agreement dated January 12, 2007 (the “senior facilities”) and our U.S.$200 million French revolving facility dated February 7, 2007 (the “French revolving facility”) ) contain restrictive covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue preferred shares;

•	pay dividends or make other distributions;

•	purchase equity interests;

•	create or incur certain liens;

•	create or incur restrictions on the ability to pay dividends or make other payments to us;

•	enter into transactions with affiliates;

•	issue or sell capital stock of subsidiaries;

•	engage in sale-and-leaseback transactions; and

•	sell assets or merge or consolidate with another company.

Complying with the restrictions contained in some of these covenants requires us to meet certain ratios and tests, notably with respect to consolidated interest coverage, total assets, net debt, equity and net income. The requirement that we comply with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, finance our equipment purchases, increase research and development expenditures, or withstand a continuing or future downturn in our business.

  If we are unable to comply with the restrictions and covenants in the indentures and debt agreements governing our senior notes and other debt, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of repayment.

If we are unable to comply with the restrictions and covenants in the indentures governing the senior notes or in current or future debt agreements, including agreements governing the Senior facilities and the French revolving facility, there could be a default under the terms of these indentures and agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet these tests. In the event of a default under these agreements, lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness, including the notes offered hereby, and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us.

  We and our subsidiaries may incur substantially more debt.

We and our subsidiaries may incur substantial additional debt (including secured debt) in the future. The terms of the indentures governing the senior notes and our existing senior indebtedness will limit, but not prohibit, us and our subsidiaries from doing so. As of March 31, 2007, we had no outstanding drawings under our U.S.$140 million

U.S. revolving facility and our U.S.$200 million French revolving facility. If new debt is added to the current debt levels of us and our subsidiaries, the related risks for us could intensify.

  To service our indebtedness, we will require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will partly depend on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. See “— Risks Related to Our Business” and “— Risks Related to the Industry”.

We cannot assure you that we will generate sufficient cash flow from operations, that we will realize operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms.

  Our results of operations could be materially adversely affected by changes in interest rates.

Our sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. In particular, the senior facilities are subject to interest based on U.S. dollar LIBOR. As a result, our interest expenses could increase significantly if short-term interest rates increase. Each 50 basis point increase in LIBOR would increase our interest expense by approximately U.S.$5 million per year.

Item 4:  INFORMATION ON THE COMPANY

History and Development of the Company

We were established in 1931 to market geophysical techniques for appraising underground geological resources. Since that time, we have gradually come to specialize in seismic techniques adapted to exploration for and production of oil and gas, while continuing to carry on other geophysical activities. Compagnie Générale de Géophysique-Veritas is the parent company of the group. We are a société anonyme incorporated under the laws of the Republic of France and operating under the French Code de commerce. Our registered office is Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, France. Our telephone number is (33) 1 64 47 4500.

Over the course of the last three years, we completed numerous acquisitions and dispositions which are described in “Item 5: Operating and Financial Review and Prospects — Acquisitions and Dispositions” and elsewhere in this annual report.

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

Our operations are organized into two main segments: Services and Products. Services accounted for approximately 64% and 60% and Products accounted for approximately 36% and 40% of CGG’s consolidated revenues for the years ended December 31, 2005 and 2006, respectively. We generate revenues (by location of customers) on a worldwide basis.

For the year ended December 31, 2006, approximately 34% of CGG consolidated revenues were from the Americas, 34% from the Middle East and the Asia-Pacific region, 22% from Europe and CIS, and 10% from Africa. For the year ended December 31, 2006, approximately 36% of CGG’s consolidated revenues were from the Americas, 32% from the Middle East and Asia-Pacific region, 22% from Europe and CIS and 10% from Africa.

Veritas provides geophysical services and geophysical software products but does not manufacture geophysical equipment. Service operations accounted for 98% and Veritas Hampson-Russell (VHR), Veritas’ proprietary software business, accounted for 2% of Veritas’ consolidated revenues for the year ended July 31, 2006.

For the year ended July 31, 2006, approximately 67% of Veritas consolidated revenues were from the Americas, 17% from the Middle East and the Asia-Pacific region, 11% from Europe and CIS, and 5% from Africa.

  The Merger

On January 12, 2007, CGG acquired Veritas (the “merger”) pursuant to an agreement and plan of merger dated September 4, 2006 (the “merger agreement”). In the merger, CGG issued an aggregate of 46.1 million ADSs and paid an aggregate of U.S.$1.5 billion in cash to holders of Veritas stock. Upon completion of the merger, CGG was renamed Compagnie Générale de Géophysique-Veritas (abbreviated as CGG Veritas).

  Merger Rationale

We believe a number of strategic factors supported the merger, including the following:

•	the combination of CGG and Veritas took place in a strong business environment, as decreasing reserves of oil and gas companies have been coupled with growing energy consumption sustained by long-term demand, particularly in China and India;

•	the combination of CGG and Veritas created a strong, global, pure-play seismic company, offering a broad range of seismic services, and, through Sercel, geophysical equipment to the industry across all markets;

•	the combination of CGG and Veritas brought together two companies with strong technological foundations in the geophysical services and equipment market, as both CGG and Veritas have a long tradition of providing seismic services both onshore and offshore;

•	the addition of Veritas’ fleet of seven vessels created a combined seismic services business operating the world’s leading seismic fleet of 20 vessels, including 14 high capacity 3D vessels;

•	multi-client services benefit from two complementary, recent vintage, well-positioned seismic data libraries;

•	CGG’s and Veritas’ respective offerings for land acquisition services represent strong geographical and technological complementarities for high-end positioning and further development of local partnerships;

•	the combination of CGG’s and Veritas’ respective positions in data processing and imaging as well as the combination of our skills and reputation of our experts and geoscientists, created the industry reference in this segment, with particular strengths in advanced technologies such as depth imaging, 4D processing and reservoir characterization as well as a close link with clients through dedicated centers;

•	with a combined workforce of approximately 7,000 staff operating worldwide, including Sercel, CGGVeritas is, through continued innovation, an industry leader in seismic technology, services and equipment with a broad base of customers, including independent, international and national oil companies.

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

We believe that the merger puts us in a strong position to benefit from these industry conditions.

Our Strategy

We intend to continue to strengthen our competitive position in the global geophysical services and products markets by capitalizing on growth opportunities resulting from both the application of new technologies in every sector of the oil and gas business — from exploration to production and reservoir management — and from our diversified geographic presence.

To achieve this objective, we have adopted the following strategies:

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

Our acquisition of Exploration Resources in September 2005 following our previous significant acquisition of marine seismic assets from Aker Geo in 2001 fits within the strategy we defined in 1999 to strengthen our position in the marine seismic segment. In addition, we believe that the combination of CGG and Veritas has created a strong global pure-play seismic company, offering a broad range of seismic services, and, through Sercel, geophysical equipment to the industry across all markets. We believe the geographic complementarities of CGG and Veritas will allow us to respond to the growing demand for seismic imaging and reservoir solutions.

We also intend to maintain our position in the marine seismic market for non-exclusive data by developing our non-exclusive data library. We believe that a strong position in this market segment enhances our global competitive position and may provide opportunities for continuing future sales. In developing our non-exclusive data library, we carefully select survey opportunities in order to maximize our return on investment. In 2006, for example, we carried out several feasibility studies for permanent seismic monitoring, most notably in Brazilian basins. We also intend to apply the latest advances in depth imaging technology to a selected part of our existing library.

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

  Develop and Utilize Innovative Technology

We believe that growth in demand for geophysical services will continue to be driven in part by the development of new technologies. The industry is increasingly demanding clearer seismic imaging and better visibility, particularly underneath salt layers. Recent technologies used to acquire seismic data, such as the performance of multi-azimuth technologies, enhances the understanding of complex geological structures. We expect multi-azimuth, multi-component (3C/4C) surveys and time-lapse (4D) surveys to become increasingly important for new production-related applications, particularly in the marine sector, and expect specialized recording equipment for difficult terrain to become more important in land seismic data acquisition, particularly in transition zones and shallow water. We believe that to remain competitive, geophysical services companies will need to combine advanced data acquisition technology with consistently improving processing capacity in order to reduce further delivery times for seismic services.

We believe that the combined technology and know-how of CGG and Veritas will strengthen research and development capabilities to best serve the CGG Veritas client base with a broader range of technologies that we will be able to deliver more rapidly to the market.

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

  Emphasize Client Service

We believe it is important to operate in close proximity to our clients to develop a better understanding of their individual needs and to add measurable value to their business processes. We respond to these needs by creating new products or product enhancements that improve the quality of data and reduce the data delivery time to clients. We believe that our regional multi-client and dedicated data processing centers in our clients’ offices provide us with an advantage in identifying contract opportunities, optimizing service to clients and developing products responsive to new market demands, such as seismic techniques applied to reservoir management. We believe that we are well positioned to benefit from the industry trend towards increased outsourcing that is leading oil and gas companies to place greater emphasis on relationships and service quality, including health, safety and protection of the environment, in their selection of third party service providers, including geophysical services providers. We plan to continue implementing our strategy toward client service through:

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

  Exploit Strong Data Libraries

In addition, we intend to take advantage of the complementary, recent vintage, well-positioned seismic data libraries of CGG and Veritas. For example, in the Gulf of Mexico, Veritas’ data library is positioned in the Western and Central Gulf while CGG’s data library is in the Central and Eastern Gulf. Data merging from the CGG and Veritas libraries will provide potential for cross imaging enhancement and value creation by applying the latest processing software development to achieve an optimal image. Onshore, Veritas’ land library offers additional potential in North America. Our combined library is a strength in a market where a global library portfolio is increasingly attractive to clients.

  Develop Reservoir Applications

Seismic data is currently mainly used by oil and gas companies for exploration purposes. However, we are progressively extending our core business towards compiling and analyzing seismic data of existing reservoirs. Through high-resolution images and our expertise in 4D seismic and permanent monitoring, we aim to assist hydrocarbon producers in better characterizing and predicting the static properties and dynamic behavior of their reservoirs.

Operating Revenues Data

  CGG Revenues by Business Lines

The following table sets forth CGG’s consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	Year ended December 31,
	2006		2005
	(in € million, except percentages)

Land SBU	119.1	9%	119.8	14%
Offshore SBU	533.2	40%	319.5	37%
Processing & Reservoir SBU	139.7	11%	113.0	13%
Services	792.1	60%	552.3	64%
Products	537.5	40%	317.6	36%

Total	1,329.6	100%	869.9	100%

Veritas Revenues by Business Lines

The following table sets forth Veritas’ consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	Year ended July 31,
	2006		2005
	(in $ million, except percentages)

Land	286.9	35%	195.5	31%
Offshore	405.1	49%	331.4	52%
Processing and Reservoir	110.6	14%	90.9	14%
Total Services	802.6	98%	617.8	97%
VHR	19.6	2%	16.2	3%

Total	822.2	100%	634.0	100%

  CGG Revenues by Region (by location of customers)

The following table sets forth CGG’s consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	Year ended December 31,
	2006		2005
	(in € million, except percentages)

Americas	482.5	36%	291.7	34%
Asia-Pacific/Middle East	430.0	32%	297.3	34%
Europe and CIS	288.4	22%	190.3	22%
Africa	128.6	10%	90.6	10%

Total	1,329.6	100%	869.9	100%

  Veritas Revenues by Region

The following table sets forth Veritas’ consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	Year ended July 31,
	2006		2005
	(in $ million, except percentages)

Americas	552.4	67%	397.8	63%
Asia-Pacific/Middle East	138.2	17%	124.9	20%
Europe and CIS	93.6	11%	71.9	11%
Africa	38.0	5%	39.4	6%

Total	822.2	100%	634.0	100%

Services

CGG Services were historically organized into the following three Strategic Business Units (“SBUs”) for increased efficiency.

•	the land business line for land and shallow water seismic acquisition and non-exclusive (“multi-client”) library sales;

•	the offshore business line for marine seismic acquisition, multi-client library sales and related services; and

•	the processing & reservoir business line for seismic data processing, data management and reservoir studies.

Our products segment, which conducts business primarily through our subsidiary Sercel Holding S.A. and its subsidiaries (“Sercel”), manufactures and sells seismic data acquisition equipment, both for land and offshore use.

Following the merger with Veritas, our Services segment is now organized by region to better promote our entire spectrum of services in our main markets, focusing on providing comprehensive solutions to client problems. We believe that our capacity to provide integrated geophysical services is a significant competitive advantage in implementing all components of our strategy.

Land Business Line

  Land Seismic Acquisition

Land seismic acquisition includes all seismic surveying techniques where the recording sensor is either in direct contact with, or in close proximity to, the ground. Our Land SBU offers integrated services, including the acquisition and on site processing of seismic data on land, in transition zones and on the ocean floor (seabed surveys). Land activities accounted for 14% of CGG’s consolidated operating revenue and 35% of Veritas’ consolidated revenues, for the years ended December 31, 2005 and July 31, 2006, respectively.

CGG was a significant land seismic contractor outside North America, particularly in difficult terrain. At December 31, 2006, CGG had 10 land crews performing specialized 3D and 2D seismic surveys, all of which were recording data. Revenues from our Land SBU accounted for approximately 14% and 9% of our revenues in 2005 and 2006, respectively.

Veritas’ land acquisition activities are performed with technologically advanced geophysical equipment. As at July 31, 2006, Veritas’ land survey equipment had a combined recording capacity of 52,000 channels. Veritas typically deploys equipment in North and South America and Oman by crews of varying size. Veritas’ crew count varied widely as land acquisition is a seasonal activity in many markets, primarily due to weather. Veritas had an average of 12 crews in operation in the fiscal year ended July 31, 2006.

  CGG Land Acquisition Activity

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

Land seismic crews are equipped with advanced proprietary equipment and software used in each stage of the land seismic acquisition process, including:

•	the Sercel 408UL and 428XL seismic data recorders;

•	Geoland quality control software, which is used to verify that the location of field data points during a survey corresponds to their theoretical position;

•	the Sercel VE 432 vibrator electronic control system, used to synchronise and verify the emission of acoustical waves by vibrators; and

•	Geocluster software, used for on-site processing and quality control of acquired data.

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

In Saudi Arabia, our land seismic acquisition activities are conducted through Arabian Geophysical & Surveying Co. (“Argas”), a joint venture owned 49% by us and 51% by TAQA, our local partner.

On June 24, 2006, CGG signed a shareholders’ agreement with TAQA. Under this agreement, TAQA acquired 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East. We hold the remaining 51%. Under the agreement, CGG Ardiseis activities in the Gulf Cooperation Council countries will be exclusively operated by Argas.

  Veritas Land Acquisition Activity

Veritas’ land operations include surveying crews, which lay out the lines to be recorded and mark the sites for shot-hole placement or equipment location, and recording crews, which use explosive or mechanical vibrating units to produce acoustic impulses and use recording units to synchronize the shooting and capture of the seismic signals via geophones. On a land survey where explosives are used, the recording crew is supported by several drill crews, which are typically furnished by third parties under short-term contracts. Drill crews operate in advance of the recording crew and bore shallow holes for explosive charges which, when detonated by the recording crew, produce the necessary acoustic impulse.

  CGG Veritas Land Acquisition Business Development Strategy

CGG’s and Veritas’ respective offerings for land acquisition services represent strong geographical and technological complementarities for high-end positioning and further development of local partnerships. We have developed partnerships with local seismic acquisition companies in several countries, including Saudi Arabia, Indonesia and Libya. We bring to these partnerships our international expertise, technical know-how, equipment and experienced key personnel as needed, while local partners provide their logistical resources, equipment and knowledge of the environment and local market. Our strategy for the land acquisition business line is to:

•	focus our presence in certain geographic markets, such as Europe, Africa and the Middle East, where we believe we have a competitive advantage and where we will operate through a joint venture organized with our regional partner TAQA;

•	continue to promote our expertise in harsh environments, sensitive areas (in terms of environmental or community concerns), shallow water and transition zones, and in management of complex projects where barriers to entry are higher and pricing competition less intense;

•	develop partnerships with local seismic acquisition companies to better leverage our technological know-how and to mitigate our risk exposure; and

•	Onshore, Veritas’ land library offers additional potential in North America and we also plan to continue investing in non-exclusive land seismic data libraries, especially in the U.S. and in Canada where we have a strong and recent vintage library.

Offshore Business Line

  Offshore Seismic Acquisition

We provide a full range of 3D marine seismic services, principally in the Gulf of Mexico, the North Sea and off the coasts of West Africa and Brazil, as well as in the Asia-Pacific region.

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

We undertake both exclusive and multi-client marine surveys. When we acquire marine seismic data on an exclusive basis, the customer contracts to pay for and directs the scope and extent of the survey and retains ownership of the data obtained. In regions where there is extensive petroleum exploration, such as Brazil, the Gulf of Mexico, West Africa, the Mediterranean Sea and the North Sea, we also undertake multi-client surveys, in which we fund the survey ourselves and retain ownership of the seismic data. This enables us to provide multiple companies access to the data by way of license. As a result, we have the potential to obtain multiple and higher revenues, while our customers who license the data have the opportunity to pay lower prices. The capacity to both acquire and process marine seismic data is an important element of our overall strategy to maintain and develop our leading position in marine seismic data acquisition and processing.

Offshore activities accounted for 40% of CGG’s consolidated operating revenue and 49% of Veritas’ consolidated revenues for the years ended December 31, 2006 and July 31, 2006, respectively.

Multi-client surveys accounted for 42% of CGG’s offshore operating revenue in 2005 and 39% in 2006. Multi-client surveys accounted for 60% and 61%, of Veritas’ marine revenues in the fiscal year ended July 31, 2006, and the three months ended October 31, 2006, respectively.

  CGG Offshore Acquisition Activity

CGG provides marine seismic services to the global oil and gas industry with a focus on towed seismic data acquisition, multi-client seismic services and “4C/4D” seabed operations. CGG expanded its offshore capabilities substantially in September 2005, with the acquisition of Exploration Resources, a Norwegian provider of marine seismic acquisition services.

Each of the six seismic acquisition vessels CGG operated prior to the Exploration Resources acquisition are equipped with modern integrated equipment and software and has the capacity to conduct 3D surveys. The vessels can deploy between six and 10 streamers up to 10 kilometers long and are equipped with on board processing capability. In September 2005, CGG expanded its capacity from five seismic vessels to six with a technological upgrade of one of the source vessels, the Laurentian, into a 3D seismic vessel. Of these six vessels, we own two, operate two under renewable time charters with Louis Dreyfus Armateurs (“LDA”), one of the largest ship-owners in France, operate one under time charter indirectly in partnership with LDA, and operate one under time charter with Tech Marine International Ltd. (“TMI”). Time charters allow us to change vessels in order to keep pace with market developments and provide us with the security of continued access to vessels without the significant investment required for ownership. LDA and TMI also supply crews for the three vessels each (other than persons directly involved in seismic data acquisition and ship management).

Marine seismic acquisition requires advanced navigation equipment for positioning vessels, acoustic sources and streamers and specialized techniques for safe and rapid deployment and retrieval of acoustic sources and streamers. Most of the vessels we operate are fitted with a full complement of modern integrated equipment and software, including onboard computer equipment running our GeovecteurPlus software, used to process seismic data.

Through Exploration Resources, we own three seismic vessels equipped for 2D studies (Princess, Duke and Venturer) and two vessels equipped for 3D studies (C-Orion and Search). In addition, Exploration Resources charters the Geo Challenger, converted to 3D, on a long-term basis and the Pacific Titan, a vessel equipped for 2D studies, on a short-term basis.

The C-Orion was launched as a 3D vessel with 8 streamers in early 2006 and the Geo Challenger was converted to a 3D vessel with twelve streamers during the first half of 2006, increasing to nine the number of CGG vessels with 3D capability. The four remaining 2D vessels are used for 2D surveys or, where possible, as source vessels for more complex operations, which have higher margins, such as for 4D, high-resolution, and wide azimuth. Rieber Shipping AS, one of the largest ship managers in Norway, undertakes the ship management of the Exploration Resources fleet.

The additional vessels from Exploration Resources and Veritas increase our fleet management flexibility considerably. For instance, when demand for exclusive surveys increases (as is currently the case), we are able to meet demand while continuing to devote a portion of our fleet to enhancing our multi-client library. With more vessels, we also increase our geographical coverage and can minimize unproductive time by reducing vessels’ transit between areas of operation.

The following table provides certain information concerning the 3D seismic vessels operated by CGG during 2006 but does not include the vessels operated by Veritas, which are set out under “Veritas Marine Acquisition Activity” below.

		Year added	Charter		Number of		Vessel length
Vessel name	Year built	to fleet	expires	2D/3D	streamers		(in meters)

CGG Föhn	1985	1985	2008	3D	8	(1)	84.5
CGG Harmattan	1993	1993	2008	3D	8	(1)	96.5
CGG Alizé	1999	1999	2007	3D	10		100.0
Laurentian	1983	2003	2008	3D	6		84.4
CGG Amadeus	1999	2001	N/A	3D	8		87.0
CGG Symphony	1999	2001	N/A	3D	10		120.7
Search(2)	1982	2005	N/A	3D	6		98.5
C-Orion(2)	1979	2005	N/A	3D	8		81.0
Geo Challenger(2)	1999	2005	2010	3D	12		96.4
Princess(2)	1985	2005	N/A	2D	1-2	(3)	76.2
Duke(2)	1983	2005	N/A	2D	1		66.7
Venturer(2)	1986	2005	N/A	2D	1-4	(3)	89.5
Pacific Titan(2)	1982	2005	2006	2D	1-4	(3)	64.5

Notes:

(1)	In high-resolution mode.

(2)	Vessel in the Exploration Resources fleet.

(3)	One streamer if long or multi-streamer mode for shorter streamers.

Seabed

Our subsidiary Multiwave is a Norwegian seismic company specializing in seabed seismic operations and electromagnetic seabed logging (“EM SBL”). Seabed seismic generally is a more recent process than towed seismic and generally does not compete with towed seismic. Seabed seismic operations are most often used in areas where conventional streamer acquisition is impossible. The method can also be more effective in certain types of seismic applications, such as the monitoring of existing production fields to optimize reservoir recovery rates. Seabed seismic collection is based on laying recording cables on the seabed either permanently or as a mobile system that can be re-used in other areas. The data collection may take place through multiple components (3C) adapted to seabed environments, resulting in greater accuracy than conventional towed seismic, or through permanent systems that permit continuous monitoring over time (4C/4D).

The market for seabed services is still developing, and we have until now had limited experience in it. With Exploration Resources, however, we have obtained strong know-how and experience in the fields of seabed seismic. We will continue to offer these services under the Multiwave name.

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

Non-exclusive survey production accounted for approximately 20% of our fleet utilization in 2006 up from 5% in 2005 and 5% in 2004, a result of sharply increased demand for exclusive surveys in 2004 and inadequate fleet capacity. See “Item 3: Key Information — Risk Factors — Risks Related to Our Business — We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.” Within the multi-client survey market, pre-commitment level have increased in 2006 while well positioned multi-clients benefited from increased customer interest. For each year since 2002, our multi-client revenues (both pre-commitments and after-sales) have exceeded our investments in our multi-client library.

  Veritas Marine Acquisition Activity

Veritas’ marine acquisition crews operate from chartered vessels that have been modified or equipped to its specifications. All of the vessels utilized are equipped to perform both 2D and 3D geophysical surveys. During the last several years, the majority of the marine geophysical data acquisition services performed by Veritas involved 3D surveys. The following table contains certain information concerning the geophysical vessels operated by Veritas as at July 31, 2006.

	Year entered		Charter
Vessel	service	Length	expiration

Pacific Sword	1999	189 feet	October 2009
Seisquest	2001	300 feet	May 2007
Veritas Viking	1998	305 feet	May 2011
Veritas Viking II	1999	305 feet	May 2007
Veritas Vantage	2002	305 feet	April 2010
Veritas Voyager	2006	220 feet	July 2011

During July 2006, Veritas chartered the Veritas Voyager to replace the Veritas Searcher sold by Veritas in August 2006.

Each vessel is equipped with geophysical recording instrumentation, digital geophysical streamer cable, cable location and geophysical data location systems, multiple navigation systems, and a source control system that controls the synchronization of the energy source and a firing system that generates the acoustic impulses. Streamer cables contain hydrophones that receive the acoustic impulses reflected by variations in the subsurface strata.

As at October 31, 2006, five of Veritas’ vessels are equipped with multiple streamers and multiple energy sources. These vessels acquire more lines of data with each pass, which reduces completion time and the acquisition cost. The Veritas Viking, Veritas Viking II and the Veritas Vantage are each capable of deploying 12 streamers simultaneously, although each is currently equipped to tow eight. The Veritas Viking, Veritas Viking II, Veritas Vantage and Veritas Voyager are equipped with solid streamers that offer numerous advantages over fluid-filled streamers. The solid streamers allow these vessels to work in rougher seas and record more desirable frequencies with less noise and less downtime than is possible with fluid-filled streamers.

In March 2006, Veritas entered into an agreement with a third party ship owner to charter a vessel currently known as the Veritas Vision, which is currently being converted for seismic operations. The term of the charter is for a period of eight years fixed, with options of up to 10 more years. When delivered in the second quarter of 2007, the Veritas Vision will be the seventh seismic vessel in the Veritas fleet. In addition to the charter, Veritas expects to invest approximately U.S.$62 million to equip the vessel for seismic operations.

In September 2006, Veritas entered into a letter of intent to charter a seismic vessel, currently known as the Viking Poseidon, which is currently expected to be in service commencing in the third calendar quarter of 2007. This vessel will serve as a replacement for the Seisquest vessel, which is under a charter that expires in May 2007.

Veritas has also entered into a commitment to purchase U.S.$26 million of recording equipment to upgrade a vessel in its existing fleet.

  CGG Veritas Marine Acquisition Business Development Strategy

The addition of Veritas’ fleet of seven vessels creates a combined seismic services business operating the world’s leading seismic fleet of 20 vessels, including 14 high capacity 3D vessels. We believe that the capacity increase places us in the first tier of offshore seismic services companies, together with Western Geco and PGS.

We believe that marine seismic services constitute one of the essential pillars of a firm presence in the seismic sector and therefore want to maintain a strong position in both the 3D and 2D marine segments in exclusive multi-clients surveys. Historically, 2D was typically limited to pre-exploration efforts, as clients wished to have a rudimentary 2D image of an entire area in order to rapidly identify zones that justified 3D imaging. The possession of a mixed 2D/3D fleet thus becomes a strategic advantage and an essential factor in a company’s credibility with oil company clients.

With Multiwave, we have a significant expertise in the seabed segment, which we believe is in the early stages of development. Multiwave has in recent years developed recognized experience in the engineering and operational management of highly technical projects in the emerging field of subsea geophysics, both seismic and electro-magnetic, covering both the use of permanent instrumentation in production fields and the more traditional method of using recoverable instruments to perform a study.

We intend to take advantage of the complementary, recent vintage, well positioned combined seismic data libraries of CGG and Veritas. For example, in the Gulf of Mexico, Veritas’ data library is positioned in the Western and Central Gulf while CGG’s data library is in the Central and Eastern Gulf. Data merging from both libraries will provide potential for cross imaging enhancement and value creation by applying the latest processing software development to achieve an optimal image. Our combined library is a strength in a market where a global library portfolio is increasingly attractive to clients.

Processing & Reservoir Business Line

  Processing and Reservoir

Seismic data processing operations transform seismic data acquired in the field into 2D cross-sections, or 3D images of the earth’s subsurface or 4D time-lapse seismic data using Geocluster and Hampson-Russell software, our proprietary seismic software, or third party applications. These images are then interpreted by geophysicists and geologists for use by oil and gas companies in evaluating prospective areas, selecting drilling sites and managing producing reservoirs.

CGG provides seismic data processing and reservoir services through its network of 30 data processing centers and reservoir teams located around the world. Revenues from CGG Processing & Reservoir SBU accounted for approximately 10% of CGG’s revenues in 2006 and 13% in 2005.

Processing and reservoir activities accounted for 14% of Veritas’ consolidated revenues for the years ended July 31, 2006.

  CGG Data Processing Activity

We process seismic data acquired by our land and marine acquisition crews as well as seismic data acquired by non-affiliated third parties. Marine seismic data has been a significant source of the growth in demand for our data processing services and represents over two-thirds of the operating revenues generated in our processing centers. In addition, we reprocess previously processed data using new techniques to improve the quality of seismic images.

We complement our network of international centers with regional multi-client centers and dedicated centers that bring processing facilities within our clients’ premises. Fifteen of our data processing centers are “dedicated” centers that are located in clients’ offices. We believe that these dedicated centers are responsive to the trend among oil and gas companies to outsource processing work. They also allow us to provide clients with a high level of service. These centers enable our geoscientists to work directly with clients and tailor our services to meet individual clients’ needs.

We also operate four visualization centers that allow teams of our customers’ geoscientists and engineers to view and interpret large volumes of 3D data.

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

Each of the principal computers used at our centers is leased for a period of approximately two years, permitting us to upgrade to more advanced equipment at the time of renewal. In 2006, we had an average real-time computer capacity representing more than 150 teraflops, compared to approximately 65 in 2005, 40 in 2004, 30 in 2003 and approximately 15 in 2002. Our delivery time has decreased in recent years, enabling delivery of data to clients within the same timeframe as work performed directly onboard marine vessels.

  Veritas Data Processing Activity

Veritas operates several data processing centers capable of processing 2D and 3D data. Most of its data processing services are performed on 3D seismic data. The centers process data received from the field, both from Veritas’ own crews and from other geophysical companies, to produce an image of the earth’s subsurface using proprietary computer software and techniques. Veritas also reprocesses older geophysical data using new techniques designed to enhance the quality of the data. Veritas’ first data processing center opened in 1966, and it now has centers in all of its geographic locations.

Veritas’ processing centers operate high capacity, advanced technology data processing systems on high-speed cluster CPUs. These systems run Veritas’ proprietary data processing software. The marine and land data acquisition crews have software compatible with that utilized in the processing centers, allowing for ease in the movement of data from the field to the data processing centers. Veritas’ centers can generally process both land and marine data and it tailors the equipment and software deployed in an area to meet the local market demands.

Veritas operates visualization centers in Houston, Calgary, Perth, and Crawley. These four centers allow teams of Veritas’ customers’ geoscientists and engineers to view and interpret large volumes of complex 3D data. The visualization centers have imaging tools used for advanced interpretive techniques that enhance the understanding of regional as well as detailed reservoir geology. These visualization centers allow Veritas to offer its expertise combined with the type of collaborative geophysical model building that is enabling oil companies to explore areas of complex geology such as the large sub-salt plays in the deepwater Gulf of Mexico.

Veritas has groups of scientists available to perform advanced geophysical and geological interpretation on a contract basis. These experts work around the world, using third party and Veritas’ proprietary software to create subsurface models for its clients and advise its clients on how best to exploit their reservoirs. Their work is related to exploration as well as production activities. Additionally, Veritas licenses its proprietary Hampson-Russell software to companies desiring to do their own geophysical interpretation.

  CGG Veritas Data Processing Business Development Strategy

CGG’s and Veritas’ respective positions in data processing and imaging as well as the skills and reputation of their experts and geoscientists, allow us to create the industry reference in this segment, with particular strengths in advanced technologies such as depth imaging, 4D processing and reservoir characterization as well as a close link with clients through dedicated centers;

Our strategy for the Processing & Reservoir product line is to:

•	develop and promote our high technology expertise, regional experience and flexibility with the ultimate goal of providing our clients with solutions that are innovative, adapted and geared towards reservoir solutions;

•	consolidate our presence in our markets and further expand our activities through our network of processing centers, the quality of our personnel and our innovative technology. Seismic data is mainly used by oil and gas companies for exploration purposes; and

•	progressively extending our core business towards compiling and analyzing seismic data of existing reservoirs. Through high-resolution images and our expertise in 4D seismic and permanent monitoring, we aim to assist hydrocarbon producers in better characterizing and predicting the static properties and dynamic behavior of their reservoirs.

Products

We conduct our equipment development and production operations through Sercel and its subsidiaries. We believe Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and offshore seismic markets. Sercel is operated as an independent division and makes most of its sales to purchasers other than CGG. Sercel currently operates eight seismic equipment manufacturing facilities, located in Nantes and Saint Gaudens in France, Houston, Sydney, Singapore, Alfreton in England, Larbert in Scotland and Calgary. In China, Sercel operates its activities through Sercel-JunFeng Geophysical Equipment Co Ltd, based in Hebei (China), in which Sercel acquired a 51% stake in the capital in 2004 and through Xian-Sercel a manufacturing joint venture with BGP, in which Sercel holds a 40% interest. In addition, two sites in Massy and Brest (France) are dedicated to borehole tools and submarine acoustic instrumentation, respectively.

Revenues from CGG’s Products segment accounted for approximately 36% and 40% of CGG’s consolidated operating revenues in 2005 and 2006, respectively.

  Products Activity

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

The 408UL is one of the industry’s most advanced systems, and at the end of the year 2005, the installed base reached more than 1 million channels. Sercel, seeking to provide users with systems well-adapted to various environments, developed the 408UL system on the basis of an upgradeable architecture. In 2002, Sercel expanded its family of 408UL products with the ULS version for transition zone environment and in 2003 with the digital sensor unit (DSU) featuring three component digital sensors based on the MicroElectroMechanicalSystem (MEMS). In November 2005, at the Society of Exploration Geophysicists convention in Houston, Sercel announced the launch of 428 XL, the new generation of land seismic acquisition systems. The 428 XL offers enhanced possibilities in high density and multi-component land acquisition. Sercel enhanced its product range in September 2006 by acquiring Vibration Technology Ltd., a Scottish company specialized in wireless acquisition systems.

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

The Seal, our marine seismic data recording system, capitalizes on the 408 architecture and on our many years of experience in streamer manufacturing. The Seal is the currently sole system with integrated electronics. Sercel has recently developed, among other products, an innovative solid streamer cable for marine seismic data acquisition that is designed to reduce downtime due to adverse weather conditions and thereby increase data acquisition productivity. Sercel has also expanded its marine product range with ocean- bottom cable. In November 2005, Sercel launched the Sentinel solid streamer, a new product in its Seal line that is the outcome of the technological synergies realized in recent acquisitions. Sercel has already delivered over 3,000 new Sentinel cables.

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

  Products Business Development Strategy

Our strategy for the Products segment is to:

•	use the continuous and intensive R&D efforts, crossed with dedicated business acquisitions to expand Sercel’s range of products or improve existing technology and strengthen its leading position in the geophysical equipment market; and

•	maintain Sercel’s leading position in the seismic data equipment market by capitalizing on growth opportunities resulting from the strength of its current product base, the application of new technologies in all of its products as well as from its diversified geographical presence.

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

Intellectual Property

We continually seek the most effective and appropriate protection for our products, processes and software and, as a general rule, will file for patent, copyright or other statutory protection whenever possible. Our patents, trademarks, service marks, copyrights, licenses and technical information collectively represent a material asset to our business. However, no single patent, trademark, copyright, license or piece of technical information is of material importance to our business when taken as a whole. As of December 31, 2006, we held 145 patents in respect of different products and processes worldwide. The duration of these patents varies from four to 20 years, depending upon the date filed and the duration of protection granted by each country.

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

  Land

The land seismic market is extremely fragmented and characterized by intense price competition. The entrance of a significant number of Chinese competitors seeking to expand their international market share beginning in 2000 has driven down prices in this sector and decreased the market share of established participants. In addition, certain very active services markets, such as China and Russia, are not practically accessible to international services providers like us. The most significant service providers in land are Western Geco and BGP. We believe that price is the principal basis of competition in this market, although relationships with local service providers are important, as is experience in unusual terrain. Volume in the land seismic market increased by almost 20% in 2006 with a positive, but moderate, impact on market prices.

  Offshore

The offshore sector has four leading participants: Western Geco, PGS, CGG Veritas and Fugro. From 1999 to mid-2004, the offshore market experienced excess supply, which put downward pressure on prices. Because of the high fixed costs in this sector, excess supply has not been reduced by operators but rather channeled into multi-client libraries. With supply flat since 2003, however, and demand increasing gradually until mid-2004 and then more rapidly, prices have recovered significantly in this market. The market upturn was confirmed in the second half of 2005 with a continuous increase of exclusive volumes and sales from the multi-client existing libraries. The offshore market increase by more than 40% in 2006 including a 20% positive impact on market price.

  Processing

The processing sector is led by Western Geco and CGG Veritas. This market is characterized by greater client loyalty than the acquisition sector, as evidenced by the presence of processing centers on client premises. Processing capacity has multiplied in recent years as a result of improvements in computing technology. This increase in computing power has allowed improved processing and the use of more complex and accurate algorithms. Processing market increased by 15% in 2006.

  Products

Our principal competitor for the manufacture of seismic survey equipment is Input/Output Inc. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market, as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customer support services. The volume of sales in the seismic equipment market increased by 50% in 2006, driven by the offshore seismic equipment market and the need to equip new vessels.

Organizational Structure

We are the parent company of the CGG Veritas group. Our principal subsidiaries are as follows:

	Jurisdiction of		% of
Subsidiary	Organization	Head office	interest

Sercel S.A.	France	Carquefou, France	100.0
CGG Services SA	France	Massy, France	100.0
CGG Americas, Inc.	United States	Houston, Texas, United States	100.0
CGG Marine Resources Norge A/S	Norway	Hovik, Norway	100.0
Companía Mexicana de Geofisica	Mexico	Mexico City, Mexico	100.0
CGG do Brasil Participaçoes Ltda	Brazil	Rio de Janeiro, Brazil	100.0
Exploration Resources ASA	Norway	Oslo, Norway	100.0
Sercel Inc.	United States	Tulsa, Oklahoma, United States	100.0
CGG Veritas Services Inc.	Delaware	Houston, Texas	100.0

Property, Plant and Equipment

The following table sets forth certain information relating to the principal properties of CGG Veritas group :

				Lease
Principal properties of CGG :			Owned/	expiration
Location	Type of facilities	Size	Leased	date

Paris, France	Headquarters of the CGG group	725 m2	Leased	2009
Massy, France	Headquarters of CGG Services	9,174 m2	Owned
Massy, France	Data processing centre	7,371 m2	Owned
London, England	Data processing centre	2,320 m2	Leased	2011
Redhill, England	Administrative offices	2,095 m2	Leased	2010
Houston, Texas, U.S.A	Offices of CGG Americas, Inc.	6,905 m2	Leased	2007
Houston, Texas, U.S.A	Offices and manufacturing premises of Sercel	24,154 m2	Owned
Cairo, Egypt	Data processing center	2,653 m2	Leased	2013
Kuala Lumpur, Malaysia	Data processing center and administrative offices	1,152 m2	Leased	2008
Perth, Australia	Data processing center	429 m2	Leased	2008
Calgary, Canada	Administrative offices and data processing center	1,764 m2	Leased	2013
Rio de Janeiro, Brazil	Offices of CGG Do Brazil	326 m2	Leased	2010
Oslo, Norway	Data processing center CGG Norge Offices of CGG	1,431 m2	Leased	2008
	Marine Resources Norge AS	243 m2	Leased	2008

Lease
			Owned/	expiration
Location	Type of facilities	Size	Leased	date

Bergen, Norway	Offices of Exploration Resources AS and Multiwave AS	992 m2	Leased	2009
Mexico City, Mexico	Registered office of CMG	570 m2	Leased	2007
Caracas, Venezuela	Administrative offices	315 m2	Leased	2007-2008
	Processing activities	1,394 m2	Leased	2007-2008
Carquefou, France	Sercel factory. Activities include research and	23,318 m2	Owned
development relating to, and manufacture of,
seismic data recording equipment
Saint Gaudens, France	Sercel factory. Activities include research and	16,000 m2	Owned
development relating to, and manufacture of,
geophysical cables, mechanical equipment and
borehole seismic tools
Sydney, Australia	Activities include research and development	669 m2	Leased	2007
relating to, and manufacture and marketing of, marine streamers
Xu Shui, China	Activities include research and development	59,247 m2	Leased	2053
relating to, and manufacture of geophones
Calgary, Canada	Manufacture of geophysical cables	8,357 m2	Owned
Alfreton, England	Manufacture of geophysical cables	5,665 m2	Owned
Singapore	Manufacture of geophysical cables	5,595 m2	Owned

				Lease
Principal properties of Veritas :			Owned/	expiration
Location	Type of facilities	Size	Leased	date

Calgary, Canada	Offices of Veritas Energy Services Partnership	9,273 m2	Leased	2015
Crawley	Offices of Digital Exploration Limited	8,082 m2	Leased	2013
Jakarta	Offices of PT Veritas DGC Mega Pratama	337 m2	Leased	2009
Singapour	Offices of DGC Asia Pacific Ltd.	4,338 m2	Leased	2007
Kuala Lumpur, Kuching	Offices of DGC (Malaysia) SDN BHD	1,397 m2	Leased	2007-2008
Perth	Offices of DGC Australia Pty Ltd.	1,579 m2	Leased	2009
Buenos Aires	Offices of Veritas DGC Land, Inc.	1,129 m2	Leased	2009
Houston, Texas	Registered office of CGG Veritas Services Inc.	20,267 m2	Leased	2015

We also lease other offices worldwide to support our operations. We believe that our existing facilities are adequate to meet our current requirements.

Information concerning our seismic vessels is set out under “Offshore Business Line” above.

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

Legal Proceedings

From time to time we are involved in legal proceedings arising in the normal course of its business. We do not expect that any of these proceedings, either individually or in the aggregate, will result in a material adverse effect on its consolidated financial condition or results of operations.

On September 29, 2006, CGG, CGG’s subsidiary CGG Services SA and five directors and officers of these entities were named as defendants in a lawsuit brought by one of the main labor unions representing CGG employees for violation of French labor laws. The case relates to the employment by CGG and CGG Services SA of international staff by a non-French subsidiary of CGG. Procedural hearings were held in December 2006, and a hearing on the merits of the case will not take place before the third quarter of 2007. CGG is contesting this claim vigorously and does not expect it to have a material adverse affect on its financial position or profitability.

On October 20, 2006, a complaint was filed against our subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products infringe a U.S. patent allegedly owned by the plaintiffs. The plaintiffs have requested a permanent injunction prohibiting Sercel Inc. from making, using, selling, offering for sale or importing the equipment in question into the United States and have sought an unspecified amount of damages. Sercel is confident that the products in question do not infringe any valid claims of the patent at issue and intends to contest this claim vigorously. While we do not believe this litigation will have a material adverse effect on our financial position or profitability, the complaint provides limited information, and the lawsuit is in its early stages.

Item 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

We divide our businesses into two segments, geophysical services and geophysical products (seismic data acquisition equipment produced by our Sercel subsidiaries).

We organize our geophysical services business development into two geographical areas: the Western hemisphere, which includes the Americas and the Eastern hemisphere, which includes Europe, Eastern European countries, Africa and Asia-Pacific. Until the merger with Veritas on January 12, 2007, we also divided services into three strategic business units, or SBUs:

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

Following the merger, we intend to continue CGG’s current segmentation between geophysical services and products, and to organize our services business both into geographical operating segments for the western and eastern hemispheres, and into the following business lines:

•	the land business line for land and shallow water seismic acquisition and non-exclusive (“multi-client”) library sales;

•	the offshore business line for marine seismic acquisition, multi-client library sales and related services; and

•	the processing & reservoir business line for seismic data processing, data management and reservoir studies.

Operating Results

The following operating and financial review and prospects should be read in conjunction with our consolidated annual financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with IFRS.

We adopted IFRS as our primary accounting principles from January 1, 2005, and our first consolidated financial statements under IFRS were those for the year ended December 31, 2005. They include comparative information for the year ended December 31, 2004 using IFRS as used as of and for the year ended December 31, 2005.

International Financial Reporting Standards differ in certain significant respects from U.S. GAAP. Note 32 (“Reconciliation to U.S. GAAP”) to our consolidated annual financial statements describes the principal differences between IFRS and U.S. GAAP as they relate to us, and reconciles net income and shareholders’ equity to U.S. GAAP as of and for the period ended December 31, 2006, 2005 and 2004.

The discussion of our financial condition and results of operations as of and for the years ended December 31, 2006, 2005 and 2004 is for CGG only and such financial condition and results of operations are not directly comparable to those of CGGVeritas after the merger.

Factors affecting our results of operations

  Market Environment

  Geophysical

Overall demand for geophysical services and equipment is dependent upon spending by oil and gas companies for exploration, production, development and field management activities. We believe the level of spending by those companies depends on their perception of their ability to efficiently supply, the oil and gas market in the future. Our analysis is that such a perception is primarily driven by the relationship between their proven future hydrocarbon reserve assets and the expected future energy consumption.

The geophysical market experienced significant fluctuations in the past, with notably a trough in 1999 following a sharp drop in the price of oil to U.S.$10 per barrel. We believe that many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes, the expected balance in the mid to long term between the supply and demand for hydrocarbons, and the ability of the geophysical service providers to respond variation in demand for seismic services.

For the last three years the geophysical market has been enjoying a sustained growth, recovering from a previous period of under-investment. We believe this growth is based on the following solid fundamentals:

•	oil and gas companies (including both the major multinational oil companies and the national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in demand for hydrocarbons growing more rapidly than anticipated. At the same time, the excess production capacity of OPEC appeared to have reached historical lows, focusing attention on existing production capacities and available reserves; and

•	the recognition of an imbalance between hydrocarbon supply and demand has led the oil and gas industry to significantly increase capital expenditures in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and extraction of more oil from existing reservoirs.

Our strong belief that the industry should consolidate led us to merge with Veritas DGC, Inc on January 12, 2007 as described below under the heading “Acquisitions and disposals”.

  Foreign Exchange Fluctuations

As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates. In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Operating and Financial Review and Prospects into U.S. dollars. See also “Trend Information — Currency Fluctuations”.

  Change in scope of Offshore activities

We expanded the capacity of our Offshore SBU fleet from five seismic acquisition vessels and one source vessel during the first eight months of the 2005 to thirteen seismic acquisition vessels during 2006. Our capacity expansion included:

•	the technological upgrade of one source vessel, the Laurentian, into a 3D seismic vessel in the second half of 2005; and

•	the addition to our existing fleet, through the acquisition of Exploration Resources ASA (“Exploration Resources) on September 1, 2005, of three owned seismic vessels equipped for 2D studies (Princess, Duke and Venturer), one chartered 2D vessel (Pacific Titan), two owned vessels equipped for 3D studies (Search and C-Orion, the latter of which was launched as a 3D vessel with 8 streamers in early 2006), and one chartered cable vessel (Geo Challenger) that was converted to a 3D seismic vessel and started seismic operations as a 3D vessel in mid-May 2006.

During the six months ended June 30, 2006, the Princess, Duke and Venturer 2D vessels operated principally under a strategic alliance between Exploration Resources and a subsidiary of Fugro N.V. prior to our acquisition of Exploration Resources and have entered our fleet only progressively since then.

  Acquisitions and disposals

Acquisitions and disposals have a significant impact on our revenue from one year to the next. Recent acquisitions and disposals have included:

  During 2005

•	PT Alico

On February 14, 2005, we ended our cooperation agreements with PT Alico, an Indonesian company. On that date, PT Alico, which was fully consolidated in our accounts until 2004 as a consequence of our contractual relationship with them, was excluded from our scope of consolidation. Under our agreements with PT Alico, we indemnified them against certain specific risks. This liability is limited and was accrued in our financial statements as of December 31, 2004. The liability expired on June 30, 2006, since then we have no further commitment to PT Alico or its shareholders.

•	CGG Vostok

On July 27, 2005, we established a new company in Russia, CGG Vostok, which will undertake seismic services. CGG Vostok has been part of our consolidated group from the date of its creation.

•	Exploration Resources

On August 29, 2005, we acquired a controlling stake of approximately 60% of Exploration Resources ASA (“Exploration Resources”), a Norwegian provider of marine seismic acquisition services (see further description in Item 4). The total cost to us of the acquisition was €303.3 million, including €8.6 million related to acquisition fees and including the price of the shares acquired in October 2005. The reassessment of Exploration Resources’ net assets, along with our evaluation of the seismic business’s economic prospects, led us primarily to increase the book value of the vessels (by €116.5 million at September 1, 2005) and to record corresponding deferred tax liabilities. The vessels were valued using combined valuation methods and, particularly, the present value of cash flows that we expect the vessels to generate. We have included Exploration Resources in our consolidated financial statements from September 1, 2005.

During 2006

•	TAQA

On June 24, 2006, Industrialization & Energy Services Company (TAQA), our long term Saudi Partner in Argas (Arabian Geophysical and Surveying Company), acquired, for €16.8 million, 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East, and we maintained a 51% interest. CGG Ardiseis, whose headquarters are located in Dubai, provides its clients with the complete range of CGG land and shallow water acquisition services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of our agreement with TAQA, CGG Ardiseis activities in the Gulf Cooperation Council countries are operated by Argas.

•	Cybernetix

On July 10, 2006, Sercel acquired a 20% interest (17% of voting rights) in the French company Cybernetix, a specialist in robotics, with the aim of strengthening our technical partnership with Cybernetix in offshore oil equipment, and an additional 1% interest by the end of the year 2006. The total consideration for the transactions was €4.0 million.

•	Vibtech

On September 28, 2006, Sercel acquired the Scottish company Vibration Technologies Limited (“Vibtech”), a pioneer in the use of advanced wireless technologies for seismic recording. The cash consideration of the transaction amounted to €49.5 million (£33.3 million) and a preliminary valuation of goodwill is of €36.3 million.

During 2007

•	Veritas

On September 4, 2006, CGG entered into a definitive merger agreement with Veritas to acquire Veritas in a part cash, part stock transaction. The merger was completed on January 12, 2007 upon satisfaction of the closing conditions of the merger agreement.

At the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was $85.50 and the per share stock consideration was 2.0097 CGG Veritas ADSs upon the election of Veritas’ shareholders. Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:

•	33,004,041 of the shares, or 81.7%, elected to receive cash;

•	5,788,701 of the shares, or 14.3%, elected to receive CGG Veritas ADSs; and

•	1,627,741 of the shares, or 4.0%, did not make a valid election.

Stockholders electing cash received, on average, 0.9446 CGG Veritas ADSs and $45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGG Veritas ADSs per share of Veritas common stock. In aggregate, approximately $1.5 billion and approximately 46.1 million CGG Veritas ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of CGG Veritas’s ADS at U.S.$40.50, the total consideration of the merger amounts to approximately U.S.$3.5 billion.

The combination of CGG and Veritas creates a strong global pure play seismic company, offering a broad range of seismic services, and geophysical equipment, through Sercel, to the industry across all markets. The combined seismic services operate the world’s leading seismic fleet with 20 vessels, including 14 high capacity 3D vessels, and land crews operating with equivalent capacity in both the Western and Eastern hemispheres. The multi-client services benefit from two complementary, recent vintage, well positioned seismic data libraries. In data processing and imaging, CGG’s and Veritas’ respective positions combine to create the industry reference.

  Backlog

Backlog estimates are based on a number of assumptions and estimates, including assumptions as to exchange rates between the euro and the U.S. dollar and estimates of the percentage of completion contracts. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customers on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Backlog for our Services segment represents the revenues it expects to receive from commitments for contract services it has with its customers and, in connection with the acquisition of multi-client data, represents the amount of pre-sale commitments for such data. Backlog for our Products segment represents the total value of orders it has received but not yet fulfilled.

Our backlog for our Services and Products segments, as of March 1, 2007 was U.S.$1,609 million (U.S.$1,211 million for CGG Veritas Services and U.S.$398 million for Products excluding intra-group sales with CGG Veritas).

  Financing transactions

  7 1/2 Senior Notes due 2015 — Additional notes

On February 3, 2006, we issued an additional $165 million principal amount of our dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 in a private placement to certain eligible investors. The notes were issued at a price of 103 1/4% of their principal amount, resulting in a Yield-to-Worst of 6.9%. The net proceeds from the notes were used on February 10, 2006 to repay the $140.3 million remaining outstanding under our $375 million bridge credit facility used to finance the acquisition of Exploration Resources. On August 17, 2006, U.S. $164 million in principal amount of these notes were exchanged for identical notes registered with the SEC.

  CGG MarineResources Norge asset financing agreement

On March 13, 2006, CGG Marine Resources Norge AS concluded an asset financing agreement for U.S.$26.5 million with a bank. The purpose of this agreement was to finance the acquisition of newly-developed “Sentinel” streamers for the vessel Symphony. This financing agreement is guaranteed by a pledge on the streamers. At December 31, 2006, this facility was fully drawn.

  Exploration Resources credit facility

On March 29, 2006, Exploration Resources concluded a credit facility of U.S.$70 million. The proceeds from this credit facility were used to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and seismic equipment for the vessels C-Orion and Geo-Challenger. At December 31, 2006, this facility was fully drawn.

  Conversion of our 7.75% $85 million convertible bonds due 2012

Approximately $70 million of our $85 million 7.75% convertible bonds due 2012 were converted in November 2005. A general meeting of bondholders, held on April 5, 2006, and a general meeting of CGG shareholders, held on May 11, 2006, approved a change to the terms and conditions of the remaining convertible bonds to grant bondholders a right to receive a cash payment upon immediate conversion of the bonds. The early conversion period was open on May 12, 2006 only. At the conclusion of the conversion period, all the remaining 2,525 convertible bonds were converted, leading us to issue of 274,914 new shares of CGG and pay a total premium of $2.1 million (€1.6 million) to the converting bondholders. This premium has been recognized as an expense under the line item “Derivative and other expenses on convertible bonds” in our income statement for the year ended December 31, 2006. In addition, we wrote-off the deferred issuance costs attached to the remaining 2,525 convertible bonds in connection with the early conversion, corresponding to a €0.7 million expense under the line item “Derivative and other expenses on convertible bonds” in our income statement for the year ended December 31, 2006.

  Syndicated credit facility

In 2006, our syndicated credit facility dated March 12, 2004 of U.S.$60 million was reduced to U.S.$20 million. At December 31, 2006, this facility was not drawn. This facility was cancelled on January 10, 2007.

  Bridge loan facility

On November 22, 2006, CGG, as borrower, and certain of its subsidiaries, as guarantors, entered into a U.S.$1.6 billion senior secured bridge loan facility agreement with Credit Suisse International, as agent and security agent, and the lenders party thereto. On January 12, 2007, CGG borrowed U.S.$700 million under the bridge loan facility, and the proceeds were used to:

•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.

Upon such borrowing and the concurrent funding of the U.S.$1.0 billion term loan facility, the unused commitments of U.S.$900 million were terminated.

We used the net proceeds of our February 2007 offering, together with cash on hand, to repay in full the bridge loan facility.

  Senior Facilities

On January 12, 2006, Veritas, as borrower, and CGG entered into a U.S.$1.115 billion senior secured credit agreement with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto, pursuant to which credit agreement Veritas borrowed a U.S.$1.0 billion senior secured “term loan B” and obtained a U.S.$115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to U.S.$140 million on January 26, 2007.

The proceeds of the term loan facility were used to:

•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.

Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of Veritas.

  Additional senior notes

On February 9, 2007, we issued an additional U.S.$200 million in aggregate principal amount of 7 1/2% senior notes due 2015 and U.S.$400 million in aggregate principal amount of 7 3/4% senior notes due 2017. Both issues of senior notes were guaranteed on a senior basis by certain of our subsidiaries. The notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. We used the net proceeds from the offering plus cash on hand to repay in full the U.S.$700 million outstanding under the bridge loan facility used to finance a portion of the cash consideration paid in the Veritas merger.

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

In this respect, we use two different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys are amortized on the basis of 50% of revenues (66.6% previously and until December 1, 2006). Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a five-year period (three-year period previously and until December 1, 2006), should total accumulated depreciation from the 50% of revenues (66.6% previously and until December 1, 2006) amortization method be below this minimum level; the impact of change of estimates of the percentage of revenues to be amortized from 66.6% to 50% and of the minimum straight-line depreciation from a three-year period to a five-year period, applied from December 1, 2006 is a lower depreciation of €1.2 million over the year ended at December 31, 2006 and a lower depreciation of €2.7 million over the year ended at December 31, 2007; and

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery.

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

Expenditure on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured;

•	the product or process is technically and commercially feasible;

•	we have sufficient resources to complete development; and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

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

  Convertible bonds

As our U.S.$85 million 7.75% subordinated bonds due 2012 convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. As a result, we bifurcated the embedded conversion option by €10.5 million at the issuance of the bonds as “Other non-current assets”. The discounting of the bonds at issuance was accounted for as “Cost of financial debt” until the maturity of the bonds. Those convertible bonds were totally converted at December 31, 2006.

Changes in the fair value of the embedded derivative were recognized in the consolidated income statement in the line item “Variance on derivative convertible bonds”. The fair value of the embedded derivative was determined using a binomial model.

Year ended December 31, 2006 compared with year ended December 31, 2005

  Operating revenues

Our consolidated operating revenues for the year ended December 31, 2006 increased 53% to €1,329.6 million from €869.9 million for 2005. Expressed in U.S dollars, our consolidated operating revenues increased 54% to U.S.$1,669.7 million from U.S.$1,081.0 million. The increase was attributable to our Services segment, particularly to our Offshore SBU (which included Exploration Resources’ results for part of 2006) and our Land SBU.

  Revenues by Activity

The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods indicated:

	Year ended December 31,
	2006		2005
	(in € million,
	except percentages)

Land SBU	119.1	9%	119.8	14%
Offshore SBU	533.2	40%	319.5	37%
Processing and Reservoir SBU	139.7	11%	113.0	13%

Services	792.1	60%	552.3	64%
Products	537.5	40%	317.6	36%

Total	1,329.6	100%	869.9	100%

     Services

Operating revenues for our Services segment (excluding intra-group sales) for the year ended December 31, 2006 increased 43% to €792.1 million from €552.3 million for 2005. Expressed in U.S. dollars, operating revenues increased 44% to U.S.$991.3 million from U.S.$686.2 million. This increase was primarily attributable to our Offshore SBU.

Land SBU.  Operating revenues for our Land SBU for the year ended December 31, 2006 decreased 1% to €119.1 million from €119.8 million for 2005. Expressed in U.S. dollars, operating revenues remained constant at

U.S.$148.7 million in 2006 compared to U.S.$148.8 million in 2005. Eleven crews on average were in operation in both 2005 and 2006.

Offshore SBU.  Operating revenues for our Offshore SBU increased 67% to €533.2 million for the year ended December 31, 2006 from €319.5 for 2005. Expressed in U.S. dollars, operating revenues increased 68% to U.S.$667.2 million from U.S.$397.1 million. This increase was mainly due to the expansion of our fleet size to nine 3D vessels in operation at December 31, 2006 (from five 3D vessels during the first eight months of 2005) with the Exploration Resources acquisition, as well as price increases in the exclusive marine market, effective use of our seismic vessel capacity and high after-sales of our multi-client surveys.

Exclusive sales increased 69% to €314.3 million for the year ended December 31, 2006 compared to €185.8 million for 2005. Exclusive contracts accounted for 59% of our Offshore sales for the year ended December 31, 2006 compared to 58% for 2005. Multi-client data sales increased 63% to €217.5 million for the year ended December 31, 2006 from €133.7 million for 2005 primarily due to a strong level of pre-commitments. Pre-commitment sales increased 132% to €84.3 million for the year ended December 31, 2006 from €36.3 million for 2005, due to various multi-clients surveys in progress in Brazil and in the Gulf of Mexico. After-sales increased by 37% to €133.2 million for the year ended December 31, 2006 from €97.4 million for 2005. For the year ended December 31, 2006, and particularly in the three months ended March 31, 2006, there was a high demand for data in the Gulf of Mexico, where exploration licenses were allocated in March 2006, and in Brazil, where exploration blocks awarded in 2005 were effectively allocated at the beginning of 2006.

The net book value of our marine multi-clients data library was €71.8 million at December 31, 2006 compared to €93.6 million at December 31, 2005. On March 31, 2006, the Norwegian government decided not to award exploration-production licenses on blocks where one of our surveys (Moere) is located. As this decision changed our previous estimate of future sales, this €4.6 million survey was fully depreciated at March 31, 2006 and remained fully depreciated at December 31, 2006.

Processing and Reservoir SBU.  Operating revenues for our Processing and Reservoir SBU increased 24% to €139.7 million for the year ended December 31, 2006 from €113.0 million for 2005. In U.S. dollar terms, operating revenues increased 25% to U.S.$175.3 million from U.S.$140.4 million due to a dynamic market with strong demand for high quality imagery.

     Products

Operating revenues for our Products segment for the year ended December 31, 2006 increased 61% to €610.0 million from €378.8 million for 2005. Expressed in U.S. dollar terms, revenues increased 63% to U.S.$768.0 million for the year ended December 31, 2006 from U.S.$469.8 million for 2005. This strong increase was due to the successful launch of the Sentinel, the new generation of Marine solid streamers, and to the continued strong demand for Land products generally.

Excluding intra-group sales, operating revenues increased 69% to €537.5 million for the year ended December 31, 2006 from €317.6 million for 2005. Expressed in U.S. dollar terms, revenues excluding intra-group sales increased 72% to U.S.$678.4 million for the year ended December 31, 2006 from U.S.$394.8 million for 2005.

  Operating Expenses

Cost of operations, including depreciation and amortization, increased 33% to €890.0 million for the year ended December 31, 2006 from €670.0 million for 2005. As a percentage of operating revenues, cost of operations decreased to 67% for the year ended December 31, 2006 from 77% for 2005, due to improved productivity in both Services and Products segments and to significant after-sales on multi-client surveys that were already fully depreciated. As a consequence, gross profit increased 118% to €441.4 million for the year ended December 31, 2006 from €201.8 million for 2005.

Depreciation expense increased for the year ended December 31, 2006 by 39% to €106.0 million from €76.3 million for 2005, due to depreciation of Exploration Resources vessels over 12 months in 2006 and over four months in 2005. Multi-client surveys depreciation was €80.6 million for the year ended December 31, 2006 compared with €69.6 million for 2005.

Research and development expenditures, net of government grants, increased 21% to €37.7 million for the year ended December 31, 2006 from €31.1 million for 2005 due to development efforts in our Product segments and a lower research tax credit granted in 2006 to our Services segment.

Selling, general and administrative expenses increased 39% to €126.4 million for the year ended December 31, 2006 from €91.2 million for 2005, in part as a result of the Exploration Resources integration and the need to support the significant organic growth, and on the other hand as a result of the accounting cost of our stock-options plans and free shares allocation plan amounting to €7.4 million for the year ended December 31, 2006 compared to €0.4 million for the year ended December 31, 2005. Despite this expense, selling, general and administrative costs, as a percentage of operating revenues remained constant at 10% for both 2006 and 2005.

  Other Income (Expenses)

Other income net of other expenses totaled €11.7 million for the year ended December 31, 2006 compared to other expenses net of other income of €4.4 million for 2005.

Other incomes for the year ended December 31, 2006 included primarily:

•	€8.9 million of income related to the application of our hedging policy (a €4.6 million of income in the Services segment and a €4.3 million income in the Products segment);

•	a €5.3 million of net gain on the sale of 49% of CGG Ardiseis in the Services segment; and

•	a €1.9 million net of depreciation of Veritas share in the asset “Customer relationships” that was recognized in the purchase accounting of Thales Underwater Systems’ seismic equipment activity in 2004, when CGG merged with Veritas on January 12, 2007.

Other expenses for the year ended December 31, 2005 included primarily:

•	a €2.9 million expense related to the application of our hedging policy (a €0.9 million expense in the Services segment, a €3.6 million expense in the Products segment and a €1.6 million elimination on hedging on intra-group sales of equipment); and

•	a €1.0 million net loss on fixed assets sold or written-off.

  Operating Income

Operating income increased to €289.0 million for the year ended December 31, 2006 from €75.1 million for 2005. This increase was due to increases in both our Services and Products segments.

Operating income from our Services segment was €150.3 million for the year ended December 31, 2006 compared to a loss of €25.2 million for 2005. This increase was mainly due to a high level of marine multi-client after-sales, high prices in the exclusive marine acquisition sector and improved use of our seismic vessel capacity.

Operating income from our Products segment was €174.2 million for the year ended December 31, 2006 compared to €79.8 million for 2005. This increase was primarily due to a higher volume of sales and improved gross margins.

  Cost of Financial Debt, Net

Net cost of financial debt decreased 40% to €25.4 million for the year ended December 31, 2006 from €42.3 million for 2005. €9.4 million of this €16.9 million decrease was due to the financial cost of the early redemption of our 10 5/8% bonds due 2007 recognized in 2005.

The remainder of the decrease is due to the changes in the structure of our financial debt mainly as follows:

•	at December 31, 2005, our U.S.$165 million 7 1/2% Senior Notes (issued in April 2005), our 7.75% U.S.$85 million convertible bonds due 2012 (partially converted in November 2005, with the remainder converted in May 2006) and our U.S.$375 million bridge loan facility put in place at the beginning of September 2005 to acquire Exploration Resources (generating €14.2 million expenses over 2005); and

•	at December 31, 2006, our U.S.$165 million 7 1/2% Senior Notes due 2015 issued in April 2005, with a further fungible issuance of U.S.$165 million in principal amount in January 2006, and a credit facility of U.S.$70 million to Exploration Resources.

  Other Financial Expense

The cost of the conversion option embedded in our U.S.$85 million 7.75% convertible bonds due 2012 resulted in an expense of €23.0 with respect to those bonds outstanding after November 2005 for the year ended December 31, 2006 and an expense of €24.1 million for the year ended December 31, 2005, accounted for as “Derivative and other expenses on convertible bonds” in our income statement. The expense was due in 2006 to (i) an increase of €20.7 million in the value of the derivative mainly due to the increase in our share price, (ii) the €1.6 million premium paid for the early conversion of the remaining convertible bonds on May 12, 2006 and (iii) the €0.7 million write-off of issuance costs recognized as an expense at the time of the early conversion.

Other financial expenses increased to €8.8 million for the year ended December 31, 2006 from €1.9 million for 2005, principally as a result of a €4.9 million cost on forward exchange contracts of U.S. dollars. The remaining €3.9 million loss was mainly due to foreign exchange difference losses which were offset by the €8.9 million gain on forward exchange contracts in U.S. dollars that qualified for cash-flow hedge treatment and are presented as “Other operating income” in the income statement.

  Equity in Income of Affiliates

Equity in income of affiliates accounted for under the equity method decreased to €10.1 million for the year ended December 31, 2006 from €13.0 million for 2005. Equity in income from Argas, our joint venture in Saudi Arabia, decreased to €9.5 million for the year ended December 31, 2006 from €12.7 million for 2005.

  Income Taxes

Income taxes increased to €83.2 million for the year ended December 31, 2006 from €26.6 million for 2005, in part due to an increase in our U.S. income tax resulting from the high level of Marine products sales and after-sales of multi-clients surveys in the Gulf of Mexico. In addition, a €12.2 million net tax expense on the French tax group occurred because our remaining cumulated French carry-forward losses no longer offset our French net deferred tax liability position at December 31, 2006. A deferred tax income of €16.3 million was recognized for the French tax group for the net deferred tax asset existing at January 1, 2006 and not previously recognized.

We are not subject to a worldwide taxation system, and the income tax paid in foreign countries, primarily based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.

  Net Income (Loss)

For the year ended December 31, 2006 we had a group share of net income of €157.1 million compared to a net loss of €7.8 million for the year ended December 31, 2005.

Year ended December 31, 2005 compared with year ended December 31, 2004

  Operating Revenues

Our consolidated operating revenues for the year ended December 31, 2005 increased 27% to €869.9 million from €687.4 million for 2004. Expressed in U.S dollars, our consolidated operating revenues increased 26% to U.S.$1,081.0 million from U.S.$854.8 million. The increase was attributable to our Services segment, particularly to our Offshore SBU (which included Exploration Resources’ results for part of 2005) and our Land SBU.

  Revenues by Activity

The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods indicated:

	Year ended December 31,
	2005		2004
	(in € million,
	except percentages)

Land SBU	119.8	14%	77.3	11%
Offshore SBU	319.5	37%	205.7	30%
Processing and Reservoir SBU	113.0	13%	105.0	15%

Services	552.3	64%	388.0	56%
Products	317.6	36%	299.4	44%

Total	869.9	100%	687.4	100%

     Services

Operating revenues for our Services segment (excluding intra-group sales) for the year ended December 31, 2005 increased 42% to €552.3 million from €388.0 million for 2004. Expressed in U.S. dollars, operating revenues increased 42% to U.S.$686.2 million from U.S.$482.5 million. This increase was primarily attributable to our Offshore SBU (which included Exploration Resources’ results of operations from September 1, 2005) and, to a lesser extent, to our Land SBU.

Land SBU.  Operating revenues for our Land SBU for the year ended December 31, 2005 increased 55% to €119.8 million from €77.3 million for 2004. Expressed in U.S. dollars, operating revenues increased 55% to U.S.$148.8 million from U.S.$95.8 million. The increase is principally attributable to weak results in 2004 and reflects a better filling of capacity in this SBU after its restructuring in 2003, with a strong level of orders spread over 2005.

For 2005, 17 crews on average were in operation compared to 12 crews on average for 2004.

Offshore SBU.  Operating revenues for our Offshore SBU increased 55% to €319.5 million for the year ended December 31, 2005 from €205.8 for 2004. In U.S. dollar terms, operating revenues increased 55% to U.S.$397.1 million from U.S.$256.2 million. This increase is principally due to: low exclusive sales results in 2004, with notably low price levels in the first half of 2005; a high level of multi-client survey after-sales in 2005; and Exploration Resources’ contribution to operating revenues from September 1, 2005 of €28.8 million (U.S.$35.8 million), which represented 9.0% of operating revenues for the year ended December 31, 2005.

Exclusive sales increased 90% to €185.8 million for the year ended December 31, 2005 compared to €97.9 million for 2004. Exclusive contracts accounted for 58% of our Offshore sales for the year ended December 31, 2005 compared to 48% for 2004 as we shifted more resources toward exclusive contracts, due to price increases since the first half of 2004 and as we increased production capacity in the second half of 2005 with the upgrade of the vessel Laurentian and the acquisition of Exploration Resources. Multi-client data sales increased 24% to €133.7 million for the year ended December 31, 2005 from €107.9 million for 2004 primarily due to a strong level of after-sales. Pre-commitment sales decreased 7% to €36.3 million for the year ended December 31, 2005 from €39.0 million for 2004 due to a mix of services more oriented towards exclusive surveys. After-sales increased by 41% to €97.4 million for the year ended December 31, 2005 from €68.9 million for 2004 due to high demand for existing data in the Gulf of Mexico and Brazil.

Processing and Reservoir SBU.  Operating revenues for our Processing and Reservoir SBU increased 8% to €113.0 million for the year ended December 31, 2005 from €105.0 million for 2004. In U.S. dollar terms, operating revenues increased 8% to U.S.$140.4 million from U.S.$130.4 million due to a dynamic market with strong demand for high quality imagery.

     Products

Operating revenues for our Products segment for the year ended December 31, 2005 increased 21% to €378.8 million from €313.6 million for 2004. Expressed in U.S. dollar terms, revenues increased 21% to U.S.$469.8 million for the year ended December 31, 2005 from U.S.$389.9 million in the year ended December 31, 2004. The overall increase was primarily due to stronger demand for Seal marine recording systems or system upgrades from various customers including our own Services segment. Demand for land equipment grew moderately as a result of an increase in demand during the second half of 2005 following a mild decrease in the first half of the year. The high demand for marine equipment came largely from our Services segment in the last quarter of 2005.

Excluding intra-group sales, operating revenues increased 6% to €317.6 million for the year ended December 31, 2005 from €299.4 million for 2004. Expressed in U.S. dollar terms, revenues excluding intra-group sales increased 6% to U.S.$394.8 million for the year ended December 31, 2005 from U.S.$372.3 million for 2004, since a large part of Products sales was dedicated to Services segment, thus eliminated in consolidation.

  Operating Expenses

Cost of operations, including depreciation and amortization, increased 21% to €670.0 million for the year ended December 31, 2005 from €554.0 million for 2004, due to broader production capacities both in the Services segment, with an extended offshore fleet, and in the Products segment. As a percentage of operating revenues, cost of operations decreased to 77% for the year ended December 31, 2005 from 81% for 2004. Gross profit increased 51% to €201.8 million for the year ended December 31, 2005 from €133.8 million for 2004 for the reasons discussed above.

Depreciation expense increased for the year ended December 31, 2005 by 16% to €76.3 million from €65.5 million for 2004, mainly due to depreciation of Exploration Resources vessels from September 1, 2005. Multi-client surveys depreciation was €69.6 million for the year ended December 31, 2005 compared with €66.5 million for 2004.

Research and development expenditures, net of government grants, increased 8% to €31.1 million for the year ended December 31, 2005 from €28.8 million for 2004 due to new equipment development efforts in our Products segment. Research and development expenditures in the Services segment are presented net of a research tax credit of €2.5 million for the year ended December 31, 2005.

Selling, general and administrative expenses increased 16% to €91.2 million for the year ended December 31, 2005 from €78.6 million for 2004. As a percentage of operating revenues, selling, general and administrative costs decreased to 10% for the year ended December 31, 2005 compared to 11% for 2004.

Other expenses totaled €4.4 million for the year ended December 31, 2005 compared to €19.3 million of other income for 2004.

Other expenses for the year ended December 31, 2005 included primarily:

•	€2.9 million expense related to the application of our hedging policy (a €0.9 million expense in the Services segment, a €3.6 million expense in the Products segment and a €1.6 million elimination on hedging on intra-group sales of equipment); and

•	a €1.0 million net loss on fixed assets sold or written-off.

Other income for the year ended December 31, 2004, included primarily:

•	a €7.9 million gain on the sale of PGS shares (at the corporate level);

•	a €1.8 million of insurance proceeds related to the seismic vessel the CGG Mistral (in the Services segment);

•	a €2.2 million gain on the sale of a building (in the Services segment); and

•	a €4.5 million income related to the application of our hedging policy (in Products segment).

  Operating Income

Operating income increased 64% to €75.1 million for the year ended December 31, 2005 compared to €45.7 million for 2004. The increase was principally attributable to our Services segment.

Operating income from our Services segment was €25.2 million for the year ended December 31, 2005 compared to a loss of €19.8 million for 2004. This increase was primarily due to the improved profitability in our Offshore SBU, which experienced higher market prices, a higher level of after-sales and greater capacity following our acquisition of Exploration Resources, and to the firm recovery of the Land SBU.

Operating income from our Products segment was €79.8 million for the year ended December 31, 2005 compared to €64.5 million for 2004. This increase was primarily due to a higher volume of sales and improved gross margins.

  Cost of Financial Debt, Net

Net cost of financial debt increased 52% to €42.3 million for the year ended December 31, 2005 from €27.8 million 2004. This increase was primarily due to the €9.4 million financial cost of the early redemption of our 10 5/8% bonds due 2007 in 2005 and interest and fees of €14.2 million under our U.S.$375 million bridge credit facility.

  Other Financial Income

The cost of the conversion option embedded in our U.S.$85 million 7.75% U.S.$85 million convertible bonds due 2012 resulted in an expense of €24.1 for the twelve months period ended December 31, 2005 and an expense of €23.5 million for the twelve month-period ended December 31, 2004, accounted for as “Derivative and other expenses on convertible bonds” in our income statement. The expense is due in 2005 to a €12.6 million expense related to the early conversion of 11,475 convertible bonds, which included the premium of U.S.$10.4 million (€8.9 million) paid to the bondholders who converted their bonds and the write-off of remaining issuance fees of €3.7 million at the date of conversion and an increase in the value of the derivative of €11.5 million for the year ended December 31, 2005 and of €23.5 million for 2004.

The increase in the value of the derivative of €11.5 million included a €6.3 million increase related to the 11,475 bonds converted into shares in November 2005 and a €5.2 million increase related to the 2,525 bonds remaining outstanding at December 31, 2005. The increase in the value of the derivative is mainly due to the strengthening of the U.S. dollar against the euro and the increase in our share price, being acknowledged that, as regards the derivative related to the bonds effectively converted in November 2005, the value was reduced by the time-component as a result of the conversion in shares, for an amount of €8.9 million.

Other financial expenses were €1.9 million for the year ended December 31, 2005 compared to other financial income of €0.8 million for 2004.

  Equity in Income of Affiliates

Equity in income of affiliates accounted for under the equity method increased to €13.0 million for the year ended December 31, 2005 from €10.3 million for 2004. Equity in income from Argas, our joint venture in Saudi Arabia, increased to €12.7 million for the year ended December 31, 2005 from €10.4 million for 2004.

  Income Taxes

Income taxes increased to €26.6 million for the year ended December 31, 2005 from €10.9 million for 2004.

The expectation of positive tax results at CMG, our Mexican subsidiary, (confirmed by the earning of taxable income in 2005), led us at December 31, 2005 to recognize a deferred tax asset and income of €2.4 million, representing CMG’s net operating loss carryforwards. Likewise, Sercel Inc.’s positive tax planning led us in 2004 to recognize a deferred tax asset and income of €10.4 million representing Sercel Inc.’s net operating loss carryforwards.

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

  Net Loss

For the year ended December 31, 2005 we had a Group share of net loss of €7.8 million compared to a net loss of €6.4 million for the year ended December 31, 2004.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as, most recently, Exploration Resources and Veritas).

We intend to fund ongoing operations through cash generated by operations and borrowings under the U.S. revolving facility and, the French revolving facility. The senior facilities consist of a U.S.$1 billion term loan facility with a seven year maturity and the U.S.$140 million U.S. revolving facility with a five year maturity. The French revolving facility consists of a U.S.$200 million senior secured revolving facility with a five year maturity.

At our option, borrowings under the term loan facility bear interest at (i) the rate of adjusted LIBOR plus either 1.75% or 2.00% or (ii) the Alternate Base Rate plus either 0.75% or 1.00%, in each case depending on the corporate rating of CGG Veritas by S&P and the corporate family rating of CGG Veritas by Moody’s. At the option of Veritas, borrowings under the U.S. revolving facility bear interest at the rate of adjusted LIBOR plus a range from 1.75% to 2.25% or the Alternate Base Rate plus a range from 0.75% to 1.25%, in each case depending on the corporate rating of CGG Veritas by S&P and the corporate family rating of CGG Veritas by Moody’s. The Alternate Base Rate is the higher of Credit Suisse’s Prime Rate and the Federal Funds Effective Rate plus 1/2 of 1.0%. The senior credit facilities require us, and the French revolving facility will require us, to meet minimum ratios of ORBDA less capital expenditures to total interest costs and maximum ratios of total net debt to ORBDA. In addition, the senior credit facilities contain, and the French revolving facility will contain, certain restrictive covenants which, among other things, limit our ability to incur additional indebtedness, pay dividends, make investments, pledge assets, merge or consolidate, change our business and engage in certain other activities customarily restricted in such agreements. They also contain certain customary events of defaults, subject to grace periods, as appropriate.

Future principal debt payments are expected to be paid out of cash flows from operations, borrowings under the U.S. revolving facility and the French revolving facility and future refinancing of our debt. The indentures governing our notes will also contain numerous covenants including, among other things, restrictions on our ability to: incur or guarantee additional indebtedness; pay dividends or make other equity distributions, repurchase or redeem equity interests; make investments or other restricted payments; sell assets or consolidate or merge with or into other companies; create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us; engage in transactions with affiliates; and create liens. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations, available cash and short-term investments, together with borrowings available under the U.S. revolving facility and the French revolving facility, will be adequate to meet our future liquidity needs for the next 12 months. Our assumptions with respect to future costs may not be correct, and funds available to us from the sources discussed above may not be sufficient to enable us to service our indebtedness, including the notes, or cover any shortfall in funding for any unanticipated expenses. In addition, to the extent we make future acquisitions, we may require new sources of funding including additional debt, or equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms.

Cash Flows

  Operating Activities

For the year ended December 31, 2006, our net cash provided by operating activities, before changes in working capital, was €405.9 million compared to €204.0 million for 2005 and €149.7 for 2004. Both of these increases were primarily due to the increase in our operating income. Changes in working capital for the year ended December 31, 2006 had a negative impact of €58.5 million compared to a negative impact of €21.6 million for 2005. Changes in working capital for the year ended December 31, 2004 had a negative impact of €22.8 million for 2004.

  Investing Activities

During the year ended December 31, 2006, net cash used in investing activities increased to €149.2 million from €117.1 million for 2005 and €44.4 million for 2004. The increase in 2005 was mainly due to the equipping of two vessels with Sentinel streamers. In 2006, we also converted our vessel, the Geo Challenger from a cable vessel into a 3D seismic vessel and equipped the Symphony with Sentinel streamers. In addition, we entered into €0.1 million of new capital leases in 2006 compared with €17.4 million of new capital leases (primarily related to the vessel Laurentian) for 2005 and €8.7 million for 2004.

The Sercel acquisition of Vibtech in 2006 represented an investment net of acquired cash of €48.3 million. We acquired all of the shares of Exploration Resources in 2005 for a net investment of €265.8 million corresponding to the price we paid for the shares less the cash held by Exploration Resources at the acquisition date. Net acquisition capital expenditures in 2004 of €27.9 million consisted primarily of the acquisition of Thales Underwater Systems for €21.7 million, Hebei JunFeng Geophysical Co. Ltd for €9.8 million, Orca Instrumentation for €1.3 million and Createch Industrie for €1.9 million.

Proceeds from sales of assets in 2006 correspond to the sale of 49% of CGG Ardiseis for €16.8 million. Proceeds from sales of assets in 2004 primarily correspond to the sale of our PGS shares for €17.2 million.

We also invested €61.5 million in our multi-client library during the year ended December 31, 2006, primarily for Gulf of Mexico and Brazil. As of December 31, 2006, the net book value of our marine multi-client data library was €71.8 million compared to €93.6 million at December 31, 2005 and €124.5 million at December 31, 2004. The decrease in 2005 and 2006 were due to intensive depreciation of surveys linked to high volume of after-sales. We invested €32.0 million in our multi-client library during the year ended December 31, 2005, primarily for Libya and Gulf of Mexico, and €51.1 million during the year ended December 31, 2004.

  Financing Activities

Net cash provided by financing activities for the year ended December 31, 2006 was €46.8 million compared to €193.4 million in 2005, as a result of the issuance in February 2006 of an additional $165 million principal amount of our dollar-denominated 7 1/2% Senior Notes due 2015 used to repay the remaining U.S.$140.3 million under the bridge loan to acquire Exploration Resources.

Net cash provided by financing activities for the year ended December 31, 2005 was €193.4 million, resulting principally from our U.S.$375 million bridge credit facility entered on September 1, 2005 to acquire Exploration Resources. This bridge facility was drawn in full in October 2005, then partially repaid in December 2005. The bridge facility remained drawn as of December 31, 2005 by €118.9 million (U.S.$140.3 million). We also redeemed our outstanding 10 5/8% senior notes due 2007 prior to maturity in aggregate principal amount of U.S.$225 million (U.S.$75 million on January 26, 2005 and U.S.$150 million on May, 31, 2005) and issued U.S.$165 million in aggregate principal amount of 7 1/2% senior notes due 2015 on April 28, 2005.

  Net Debt

Net debt was €153.8 million at December 31, 2006, €297.2 million at December 31, 2005 and €121.8 million at December 31, 2004. The ratio of net debt to equity decreased to 18% at December 31, 2006 from 43% at December 31, 2005 and 31% at December 31, 2004. Excluding foreign exchange rate effect, the increase in net debt was mainly related to the Exploration Resources’ acquisition, corresponding approximately to the sum of the acquired debt and the debt incurred for the acquisition of the shares of Exploration Resources.

“Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. Net debt is presented as additional information because we understand that certain investors believes that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net debt differently than we do. Net debt is not a measure of financial performance under IFRS or U.S. GAAP and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS or U.S. GAAP.

The following table presents a reconciliation of net debt to financing items of the balance sheet at December 31, 2006, 2005 and 2004:

	December 31,	December 31,	December 31,
	2006	2005	2004
	(in € million)

Bank overdrafts	6.5	9.3	2.8
Current portion of financial debt	38.1	157.9	73.1
Financial debt	361.0	242.4	176.5
Less cash and cash equivalents	(251.8)	(112.4)	(130.6)

Net debt	153.8	297.2	121.8

EBITDA

EBITDA for the years ended December 31, 2006, 2005 and 2004 was €483.0 million, €221.4 million and €178.2 million respectively.

EBITDA is defined as operating income (loss) plus depreciation and amortization and plus the accounting expense of our stock-options plans and our free share allocation plan. EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDA differently than we do. EBITDA is not a measure of financial performance under French GAAP, U.S. GAAP or IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP, U.S. GAAP or IFRS.

EBITDA differs from ORBDA (also referred to in the past as Adjusted EBITDA), which is the measure that CGG has previously included in its periodic reports and public communications.

The following table presents a reconciliation of EBITDA to “Operating income” for the periods indicated:

	Year ended December 31,
	2006	2005	2004
	(in € million)

Operating income	289.0	75.1	45.7
Depreciation and amortization	106.0	76.3	65.5
Depreciation of multi-client surveys	80.6	69.6	66.5
Expenses calculated on stock-option	7.4	0.4	0.5
EBITDA	483.0	221.4	178.2

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2006:

	Payments due by period
	Less than			More than
	1 year	2-3 years	4-5 years	5 years	Total
	(in € million)

Long-term debt	26.2	41.3	27.1	246.1	340.7
Capital Lease Obligations	11.7	18.1	33.8	—	63.6
Operating Leases	46.3	40.6	10.5	4.2	101.6
Other Long-term Obligations (bond interest)	18.8	37.6	37.6	65.8	159.8

Total Contractual Obligations	103.0	137.6	109.0	316.1	665.7

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

While the market for our products and services is subject to continual and rapid technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of numerous inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines (as further developed in item 4). During 2006, 2005 and 2004, our research and development expenditures incurred (including capitalized costs and excluding grants received) were €51.1 million, €43.5 million, and €35.5 million, respectively, of which approximately 2.9%, 9.6% and 5.9%, respectively, was funded by French governmental research entities, such as the Fonds de Soutien aux Hydrocarbures (which funding is to be repaid to such organizations from sales of products or services developed with such funds).

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

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2006, 2005 and 2004, more than 80% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

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

In order to improve the balance of our net position of receivables and payables denominated in foreign currencies, we maintain a portion of our financing in U.S. dollars. At December 31, 2006, 2005 and 2004, our total outstanding long-term debt denominated in U.S. dollars was U.S.$519.7 million (€394.6 million at the December 31, 2006 exchange rate), U.S.$454.9 million (€385.6 million at the December 31, 2005 exchange rate) and U.S.$307.8 million (€226.0 million at the December 31, 2004 exchange rate), respectively, representing 99%, 97% and 92%, respectively, of our total financial debt outstanding at such dates.

In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. At December 31, 2006, 2005 and 2004, we had U.S.$305.9 million (with a euro equivalent-value of €232.3 million), U.S.$183.6 million (with a euro equivalent-value of €152.4 million) and U.S.$127 million (euro equivalent-value of €101.9 million), respectively, of notional amounts outstanding under euro/U.S. dollar forward exchange contracts and other foreign exchange currency hedging instruments.

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

We had significant tax loss carryforwards that are available to offset future taxation on income earned in certain OECD countries. We recognize tax assets if budget estimates also indicate enough profits for the following years to use carryforward losses.

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

Recently issued U.S. accounting pronouncements

  FIN 48, Accounting for uncertainty in income taxes

On July 2006, the FASB issued an interpretation that increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in income taxes. Currently, the accounting for uncertainty in income taxes, which is based upon validity of a tax position, is subject to significant and varied interpretations that have resulted in diverse and inconsistent accounting practices and measurements. Accordingly, today’s interpretation of FASB Statement No. 109, Accounting for Income Taxes prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. The Interpretation also requires expanded disclosure with respect to the uncertainty in income taxes. This Interpretation, which incorporates comments received from FASB constituents, as well as views expressed during a public roundtable, is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN48 to have a material effect on our consolidated financial position or results of operations.

  SFAS No. 157, Fair Value Measurements

On September 2006, the FASB issued a standard that provides enhanced guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157, Fair Value Measurements, is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We do not expect the adoption of SFAS No. 157 to have a material effect on our consolidated financial position or results of operations.

  SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material effect on our consolidated financial position or results of operations.

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

On January 9, 2007, CGG’s extraordinary general meeting of shareholders nominated four Veritas directors (Thierry Pilenko, former chairman and CEO of Veritas, Terence Young, David Work, and Loren Carroll) to the board of directors of CGG Veritas effective January 12, 2007, the effective time of the merger. Each new director will serve for a term of six years.

The following table sets forth the names of our current directors, their positions, the dates of their initial appointment as directors and the expiration dates of their current term.

		Initially	Term
Name	Position	appointed	expires

Robert Brunck(1)(2)	Chairman of the Board and Chief Executive Officer	1998	2008
Olivier Appert(1)(3)	Director	2003	2008
Loren Carroll(4)	Director	2007	2013
Rémi Dorval(3)(4)	Director	2005	2010
Jean Dunand(4)	Director	1999	2007
Yves Lesage(2)(4)	Director	1988	2009
Christian Marbach(1)	Director	1995	2007
Thierry Pilenko(2)	Director	2007	2013
Robert Semmens(1)(3)	Director	1999	2011
Daniel Valot(4)	Director	2001	2012
David Work(3)	Director	2007	2013
Terence Young(2)	Director	2007	2013

Notes:

(1)	Member of Strategic Committee.

(2)	Member of the Technology Committee.

(3)	Member of Appointment-Remuneration Committee.

(4)	Member of Audit Committee.

Mr. Brunck, 57, has been our Chairman and Chief Executive Officer since May 1999. Mr. Brunck was our Vice Chairman and President from September 1998 to May 1999 and was our President and Chief Operating Officer from February 1995 to September 1998. Mr. Brunck was Vice President of Administration and Development from 1991 to 1995 and Chief Financial Officer from 1989 to 1991. He is a member of the Supervisory Board of Sercel

Holding S.A., Chairman of the Board of Directors of CGG Americas, Inc., Director of the Ecole Nationale Supérieure de Géologie, Director of the Bureau of Geological and Mining Research, Director of the Conservatoire National des Arts et Métiers, Director of the Groupement des Entreprises Parapétrolières et Paragazières, Chairman of Armines and Director of the Institut Français du Pétrole.

Mr. Appert, 57, has been Chairman and Chief Executive Officer of the French Petroleum Institute (Institut Français du Pétrole, or IFP) since April 2003. Mr. Appert was President for long-term co-operation and energy policy analysis within the International Energy Agency until October 1999. He is also a Director of Technip and of the Institut de Physique du Globe de Paris.

Mr. Carroll, 63, joined our Board of Directors on January 12, 2007. Until that date, Mr. Carroll had been a director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco L.L.C. and was also Executive Vice President of Smith International, Inc. Mr. Carroll also serves as a Director of Smith International, Inc., Fleetwood Enterprises, Inc. and Forest Oil Corporation. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International holds a 60% interest in M-I Swaco L.L.C.

Mr. Dorval, 56, has been Vice-Chairman and Chief Executive Officer of Soletanche-Bachy Entreprise since June 1997. Mr. Dorval is Director, Vice Chairman and President of Solétanche Bachy France, Chairman of Forsol, a Director of Solétanche S.A., Solmarine, SHPIC, Sol-Expert International, Sepicos Perfosol, Solétanche Bachy GmbH, Bachy Soletanche Holdings, Rodio Inc. and Nicholson. He is also Director, Chairman and Chief Executive Officer of SolData and permanent representative of Solétanche Bachy France in the economic group SB Mat.

Mr. Dunand, 67, was Financial and Legal Director of ISIS from 1999 to December 2001 and was Deputy General Manager Finance (Russia and CIS) of Total Exploration-Production from 1994 to 1999.

Mr. Lesage, 69, has been CGG Honorary Chairman since May 1999. Mr. Lesage was Chairman and Chief Executive Officer of CGG from January 1995 to May 1999. He was Chairman, President and Chief Executive Officer of Sogerap from 1994 to 1995.

Mr. Marbach, 69, Ingénieur Général des Mines, was Advisor to the General Management of Suez-Lyonnaise des Eaux from 1996 to 2000. Before that time, Mr. Marbach was Chairman and Chief Executive Officer of Coflexip and Coflexip Stena Offshore from 1991 to 1996. Mr. Marbach is a member of the Supervisory Board of Lagardère, Supervisor of Sofinnova.

Mr. Pilenko, 49, joined our Board of Directors on January 12, 2007. He is the Chairman and Chief Executive Officer of Technip since April 27, 2007. From January 15, 2007 until April 2007, he was Deputy General Manager of Technip. Until the merger with Veritas DGC Inc., Mr. Pilenko had been Chairman and Chief Executive Officer and a Director of Veritas since March 2004. Prior to his appointment and since 2001, Mr. Pilenko had served as Managing Director of SchlumbergerSema, a Schlumberger Ltd. company located in Paris. From 1998 to 2001, he was President of Geoquest, another Schlumberger Ltd. company located in Houston, Texas. Mr. Pilenko was employed by Schlumberger Ltd. and its affiliated companies in various parts of the world beginning in 1984 and progressed through a variety of operating positions. Mr. Pilenko is also Chairman of Technip Italy and a Director of Hercules Offshore, Inc. and a Permanent Representative of Technip on the Board of Directors of Technip France.

Mr. Semmens, 49, is an independent consultant and private investor. He was co-founder and General Partner of The Beacon Group LLC from 1993 to 2001. Mr. Semmens is a Member of the Supervisory Board of Sercel Holding S.A.

Mr. Valot, 62, was Chairman and Chief Executive Officer of Technip from September 1999 until April 2007. Mr. Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Mr. Valot is a Director of SCOR.

Mr. Work, 61, joined our Board of Directors on January 12, 2007. Until that date, Mr. Work had been a Director of Veritas since 2004. Mr. Work is currently an oil and gas industry consultant. From 2001 until October 2003, he served as the Chairman of Energy Virtual Partners, Inc., a privately-held company engaged in the business of managing under-resourced oil and gas properties. For more than five years prior to his retirement from BP Amoco in October 2000, he served in various management capacities with Amoco and BP Amoco, including Group Vice President of exploration and, finally, as Regional President in the United States. Mr. Work currently also serves as a director of Edge Petroleum Corporation and CrystaTech, Inc.

Mr. Young, 60, joined our Board of Directors on January 12, 2007. Until that date, Mr. Young had been a Director of Veritas since 2005. Mr. Young is currently a professor and head of the Department of Geophysics at the Colorado School of Mines and has served as such since 2000. From 1983 until 2000, Mr. Young was employed by Mobil Research and Development Corporation in a variety of roles, the last of which was as a visiting scholar at the Institute for Statistics and Its Applications, Carnegie Mellon University. From 1982 to 1983, he served as a research geophysicist with Compagnie Générale de Géophysique, from 1979 to 1982, he served as assistant professor, Colorado School of Mines, and from 1969 to 1974 was a pilot and flight instructor in the United States Navy.

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

The following table sets forth the names of our current executive officers who serve as members of our Executive Committee, their current positions with us and the first dates as of which they served as our executive officers. We generally employ our executive officers under standard employment services agreements that have no fixed term, but Timothy Wells’ employment services agreement has a term of three years from December 27, 2006.

		Executive
Name	Current position	officer since

Robert Brunck	Chairman and Chief Executive Officer	1989
Thierry Le Roux	President and Chief Operating Officer	1995
Stephane-Paul Frydman	Chief Financial Officer	2003
Gérard Chambovet	Senior Executive Vice President, QHSE, Career Development and Training, Investor Relations, Communication and Audit	1995
Christophe Pettenati-Auzière	President, Geophysical Services	1997
Luc Benoît-Cattin	President Eastern Hemisphere	2003
Timothy Wells	President Western Hemisphere	2007
Pascal Rouiller	Chief Executive Officer, Sercel Group	1997

Mr. Le Roux, 53, was appointed President and Chief Operating Officer in January 2007. Before that time, he had been Group President and Chief Financial Officer since September 2005 and Senior Executive Vice President of our Products segment since October 1998. Mr. Le Roux was Executive Vice President of CGG’s Geophysical

Equipment operations from March 1995 to October 1998. He was Business Development Manager from 1992 to 1995 and Far East Manager from 1984 to 1992. Mr. Le Roux is Chairman of Sercel S.A., Chairman of the Board of Sercel Inc., Chairman of the Board of Hebei Sercel-Jungfeng Geophysical Prospecting Equipment Co. Ltd, Chairman of the Supervisory Board of Sercel Holding, a Director of CGG Americas, Inc., Chairman of the Board of Sercel England, a Director of Sercel Singapore Private Ltd., a director of CGG Service, a Director of INT. Inc., permanent representative of Sercel Holding on the Board of Tronic’s Microsystems S.A. and a Director of Cybernetix S.A.

Mr. Frydman, 43, was appointed Chief Financial Officer in January 2007. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG Group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was an Investor Officer of Butler Capital Partners, a private equity firm, from April 2000 to November 2002, and Industrial Advisor to the French Minister of the Economy and Finances from June 1997 to March 2000. Mr. Frydman is a director of Sercel S.A., CGG Veritas Services Inc., Exploration Resources ASA and CGG Services

Mr. Chambovet, 54, was appointed Senior Executive Vice President, Technology, Planning, Control and Communication, QHSE, Career Development and Training, Investor Relations, Communication and Audit in January 2007. Until that time, he had been Senior Executive Vice President, Technology, Planning & Control and Communication since January 2005 and Senior Executive Vice President of our Services segment since October 1998. Mr. Chambovet was Executive Vice President of our Acquisition Product line from March 1995 to October 1998 and was Manager of our data processing center in Massy, France from 1987 to 1995. Mr. Chambovet is a director of Argas, Sercel S.A., Sercel Holding S.A. and CGG Ardiseis.

Mr. Pettenati-Auzière, 54, was appointed President, Geophysical Services in September 2005 after serving as Senior Executive Vice President, Services since January 2004. Until that time, he had been Senior Executive Vice President, Strategy, Planning and Control since January 2001. Mr. Pettenati-Auzière was Senior Executive Vice President of our Offshore SBU from July 1999 to January 2001, Vice President of Business Development and Investor Relations from December 1998 to July 1999 and Vice President of Seismic Acquisition from April 1997 to December 1998. He was Executive Vice President of International Operations for Coflexip from 1990 to 1996. Mr. Pettenati-Auziere is a Director of CGG Americas, Inc., a Director and Chairman of the Board of CGG Marine Resources Norge, and of CGG Services, a member of the Management Committee of VS Fusion, LLC, a member of the Management Committee of Geomar and Chairman of the Board of CGG Ardiseis. He is also a director of BW Offshore.

Mr. Benoît-Cattin, 43, was appointed President of Eastern Hemisphere Geophysical Services in January 2007. Before that time, he had been Executive Vice President of our Offshore SBU division since January 2005, Deputy Vice President Geophysical Services from January 2004 to December 2004 and Vice President, Services from June 2002 to December 2003. Prior to joining CGG, Mr. Benoit-Cattin was Executive Vice President for oil and heat transfer businesses in the Pechiney Group from January 1998 to May 2002 and Advisor to the French Minister of Industry, in charge of energy and nuclear issues from June 1995 to May 1997. Mr. Benoit-Cattin is general manager of CGG Services, a director and general manager of CGG Marine Resources Norge and a director of CGG offshore UK and Exploration Resources ASA.

Mr. Rouiller, 53, was appointed Executive Vice President for Equipment and Chief Executive Officer of Sercel in September 2005 after having served as Chief Operating Officer of the Sercel Group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President for the Asia-Pacific region from May 1992 to September 1995. Mr. Rouiller is President of the Management Board of Sercel Holding, Chief Executive Officer of Sercel SA and Sercel Inc., President of Sercel Canada and Chairman of the Board of Sercel Australia Pty Ltd., Sercel-JunFeng, Sercel Singapore Pte Ltd., Sercel (Beijing) Technological Services Co Ltd, Director of Vibration Technology Ltd. and Xian-Sercel Petroleum Exploration Instrument Limited Liability Company.

Mr. Wells, 53, was appointed President of Western Hemisphere Geophysical Services in January 2007. Prior to the merger, Mr. Wells had been President and Chief Operating Officer of Veritas DGC, Inc. since 1999. He had been employed by Veritas for twenty years, having served as president of Veritas’ Asia Pacific division, regional manager of North and South American processing, manager of research and programming and in various other capacities in North and South America.

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

The aggregate compensation as a group of the executive officers (including the Chairman and Chief Executive Officer and both Presidents) who were members of the Group Management Committee as described in item 6 of our 2005 annual report on 20-F form paid in fiscal year 2006 was €3,590,163 including the 2006 bonus and benefits in kind but excluding directors’ fees. The amount of the bonus of the members of the Group Management Committee (except for the Chairman and Chief Executive Officer and both Presidents, for whom additional criteria are also taken into consideration) depends upon the achievement of commercial and financial targets for items such as consolidated net income, operating income and free cash flow of our various activities and upon satisfaction of certain individual qualitative objectives.

The aggregate compensation paid to Mr. Brunck, Chairman and Chief Executive Officer, in fiscal year 2006 was €392,144 of fixed compensation and €333,000 representing his 2005 bonus. The amount of his bonus depends upon the achievement of commercial and financial targets for items such as progression of revenues, operating income, consolidated net income and free cash flow of our various activities for the considered fiscal year. Evolution of the market price of company’s shares is also taken into consideration. Completion of certain individual qualitative objectives is also part of the bonus calculation. Mr. Brunck will be paid his 2006 bonus of €610,000 in the first half of 2007. In addition, Mr. Brunck received €43,277.05 in his capacity as a director in 2006.

The aggregate compensation of Mr. Thierry Le Roux, Chief Operating Officer, in fiscal year 2006 was €310,780 plus a bonus of €159,500 for fiscal year 2005 paid during the first semester of 2006. The bonus for fiscal year 2006 is €350,800 and will be paid during the first half of 2007.

The aggregate compensation of Mr. Christophe Pettenati-Auziere, President of Geophysical Services in fiscal year 2006 was €302,030 plus a bonus of €140,700 for fiscal year 2005 paid during the first semester of 2006. The bonus for fiscal year 2006 is €267,800 and will be paid during the first half of 2007.

The amount of the Chief Operating Officer’s and President of Geophysical Services’ bonuses depend upon the achievement of commercial and financial targets for items such as progression of revenues, operating income, consolidated net income and free cash flow of our various activities for the considered fiscal year. Operational performance of each segment is taken in consideration. Evolution of the market price of the company’s shares is also taken into account. Completion of certain individual qualitative objectives is also part of the bonus calculation.

On March 8, 2006, the Board of Directors authorized CGG to enter into an amendment to the employment contracts of Messrs. Brunck, Le Roux and Pettenati-Auziere. This amendment provided that in case of dismissal or a change of control of CGG, a special severance indemnity representing 250% of their reference annual compensation (gross fixed salary including, if applicable, salaries paid by foreign subsidiaries over the prior 12 months and the average bonuses paid during the prior three years) would be paid. In addition, should they decide, in case of a change of control, to continue working for CGG, they would receive a loyalty bonus representing 150% of their reference annual compensation as defined above after the expiry of a 18-month period after change of control.

In addition to the compensation discussed above, a supplemental pension and retirement plan for the members of the Group Management Committee and the Management Board of Sercel was implemented in December 2004 The aggregate present benefit value resulting thereof as of December 31, 2006 amounts to €5,175,200 of which €679,013 has been recorded as an expense for fiscal year 2006. These amounts include, for the Chairman and Chief Executive Officer, the Chief Operating Officer and the President Geophysical Services, the present benefit value of €3,105,132 of which €407,400 have been recorded.

Directors as a group received aggregate compensation of €350,000 in February 2007 for services provided in their capacity as directors during fiscal year 2006. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to directors. Directors’ service contracts do not provide for benefits upon termination.

The following table sets forth the amounts CGG and its subsidiaries paid to directors of CGG, in their capacity as directors, for the year ended December 31, 2006:

Amount paid to
CGG directors
Name	for 2006
(in €)

Robert Brunck(1)	€43,277.05
Olivier Appert	€24,765.48
Rémi Dorval	€34,156.76
Jean Dunand	€39,712.32
Gérard Friès(2)	€35,584.74
Yves Lesage	€36,720.87
John J. MacWilliams(2)	€27,892.43
Christian Marbach	€34,730.04
Robert F. Semmens(3)	€66,813.63
Daniel Valot	€21,346.68

Notes:

(1)	Mr. Brunck does not receive any compensation as member of the Supervisory Board of Sercel Holding or as Chairman of the Board of Directors of CGG Americas.

(2)	Resigned from the Board on January 9, 2007.

(3)	Includes €51,813.63 paid by CGG to Mr. Semmens as a director and €15,000 paid by Sercel Holding to Mr. Semmens as a member of the Supervisory Board.

As of March 31, 2007, our directors and executive officers held an aggregate of 35,683 ordinary shares of CGG Veritas. As of March 31, 2007, our directors and executive officers held options to purchase an aggregate of 437,334 ordinary shares and a maximum of 23,750 bonus shares. As of March 31, 2007, none of our directors and executive officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.

Board Practices

Pursuant to the standards set forth in the report of the working committee chaired by Mr. Daniel Bouton, President of the Société Générale, to promote better corporate governance standards in listed companies (the Bouton Report), we believe that seven of our directors do not have any relationship with CGG, the group or its management that could impair their freedom of judgment and thus qualify as independent. Those directors are Mr. Carroll, Mr. Dorval, Mr. Dunand, Mr. Semmens, Mr. Valot, Mr. Work and Mr. Young. We also believe that (i) the position of Mr. Semmens as a member of the Supervisory Board of our subsidiary Sercel Holding S.A. and (ii) the previous position of Mr. Carroll, Mr. Work and Mr. Young as members of the Board of directors of Veritas DGC Inc. do not impair their independence. Our Board of Directors reviews, on an annual basis, the qualification of directors as independent pursuant to the Bouton Report criteria.

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

  Strategic Committee

The Strategic Committee is responsible for studying our strategic plans and our planned financial transactions. The Strategic Committee meets before each Board meeting and more often if necessary. During 2006, the Strategic Committee met nine times. The average meeting attendance rate of committee members was close to 88%.

In 2006, the Strategic Committee was regularly consulted by management with respect to the Veritas merger and was kept regularly informed of the merger process. The Strategic Committee was also consulted regarding:

•	the proposed acquisition by Sercel of Cybernetix S.A. and Vibtech;

•	the proposed modification of the terms and conditions of the CGG 7.75% subordinated convertible bonds due 2012 before the modification was proposed to bondholders’ and shareholders’ meetings in April and May 2006, respectively; and

•	the Board performance evaluation.

  Audit Committee

The Audit Committee is chaired by Mr. Dunand. The other members are Mr. Carroll, Mr.Dorval, Mr. Lesage, and Mr. Valot. The Audit Committee is responsible for assisting the Board of Directors and undertaking preparatory work for the Board, particularly by reviewing our financial statements with management and our statutory auditors.

     Responsibilities

The principal responsibilities of the Audit Committee are as follows:

•	Reviewing and discussing with management and our statutory auditors (i) the consistency and appropriateness of the accounting methods we adopt to prepare our corporate and consolidated financial statements; (ii) the consolidation perimeter and requesting, when necessary, all appropriate explanations; (iii) our draft annual, semi-annual and quarterly financial statements together with the notes to them, and especially off-balance sheet arrangements; and (iv) the quality, comprehensiveness, accuracy and veracity of the financial statements;

•	Receiving reports from our statutory auditors on their review, including any comments and suggestions they may have made in the scope of their audit; and

•	Raising any financial or accounting question that the Committee deems important.

•	Reviewing our annual report on Form 20-F and our “Document de Référence” filed with the French securities market regulator.

•	In consultation with our statutory auditors, our internal auditors and management, reviewing the structure of our internal control procedures and the way in which they operate, notably those procedures relating to the preparation and treatment of accounting and financial information used to prepare our financial statements, to assess and manage risks, to comply with the principal regulations applicable to us, and to review the comments and observations made by the statutory auditors on our internal control procedures.

•	With respect to internal audit, reviewing and discuss with management particularly:

•	its organization and operation,

•	its activities and the responsibilities proposed in the scope of the internal audit plan approved by the general management and presented to the Audit Committee.

•	Reviewing and discussing with management and, when appropriate, our statutory auditors the transactions directly or indirectly binding the Group and its executive officers.

•	With respect to external audit:

•	Reviewing and discussing with the statutory auditors their annual audit plan,

•	Meeting, if necessary, with the statutory auditors outside the presence of management,

•	Ensuring the independence of the statutory auditors by managing the procedure for selection of the auditors. The Audit Committee submits its choice to the Board of Directors, which, pursuant to law, must submit the appointment of auditors to a vote at a shareholders’ meeting,

•	Discussing the extent and results of the audit work with the statutory auditors and management and reviewing the amount of auditors’ fees regularly with management. The Audit Committee has sole authority to authorize performance of non-audit services by our auditors or members of their network.

•	Overseeing the anonymous handling of any report concerning a possible internal control problem or any problem of an accounting or financial nature.

•	Finally, the management of the company must report to the Audit Committee any suspected fraud of a significant amount so that the committee may proceed with any verification that it deems appropriate.

Sessions of the Audit Committee are open to the members of the Executive Committee, the Deputy Chief Financial Officer, our external auditors (in order to report on their audit reviews) and the Senior Vice-President in charge of Internal Audit (in order to review important assignments).

The Audit Committee meets before each Board meeting. In addition, the members of the Audit Committee are systematically invited to attend Strategic Committee meetings. During 2006, the Audit Committee met six times, each time with all members in attendance.

     2006 Activities

During 2006, the Audit Committee reviewed drafts of the annual consolidated financial statements for 2005 and the interim financial statements for 2006 before those were presented to the Board and provided to the Board its recommendations concerning these financial statements. The Audit Committee reviewed the annual report on Form 20-F and the “Document de Référence”, the proxy statement dated November 30, 2006 and the French “Note d’Opération” issued in connection with the merger before they were published.

The Audit Committee examined the work to be performed by the statutory auditors in the scope of their audit on the 2006 financial statements and approved their fee estimates for this work. In compliance with the Audit Committee’s procedures providing for its prior approval of non-audit services provided by the members of our auditors’ network, the Audit Committee reviewed the services so performed in 2006 and approved them as necessary.

The Audit Committee reviewed the activities of the internal audit team, which acts on the basis of a plan established by the Executive Committee and presented to the Audit Committee. This plan is established in light of perceived operational and financial risks and with the goal of systematically reviewing each Strategic Business Unit every three years.

In addition, the Audit Committee reviewed regularly multi-client surveys, analyzing in particular the sales average coverage rate in order to evaluate the fair value of surveys as recorded on the balance sheet.

The Audit Committee was also kept regularly informed on the development of the assessment of internal control procedures pursuant to section 404 of the Sarbanes-Oxley Act.

Finally, the Audit Committee reviewed the independence of some of our directors before the annual determination by the Board of Directors.

Appointment-Remuneration Committee

The principal responsibilities of the Appointment-Remuneration Committee are as follows:

•	to propose to the Board of Directors:

—	the implementation of stock option and performance share plans and employee shareholding plans;

—	the remuneration of the executive officers (mandataires sociaux); and

—	the appointment of directors, executive officers (mandataires sociaux) or members of Board committees.

•	to be kept informed of the remuneration of the members of the Executive Committee.

In 2006, this committee met four times, with an average meeting attendance rate of 83%. The Appointment-Remuneration Committee met to decide on

•	the remuneration of the Chairman and Chief Executive Officer and the Presidents,

•	the proposal to be subject to the annual general meeting with respect to stock-options and performance shares and the final allocation of such performance shares and stock-options to employees of the Group,

•	the protection letters of the Chairman and Chief Executive Officer and the Presidents,

•	the proposal to be made to the extraordinary general meeting for the appointment of the four new directors after completion of the merger with Veritas,

•	the reorganization of the Group Management Committee to be effective after completion of the merger with Veritas, and

•	the implementation of the evaluation process of the Board of Directors and the Chief Executive Officer.

  Technology Committee

In February 2007, the Board of Directors created a Technology Committee with the following principal responsibilities:

•	to assist the Board in reviewing:

—	the technology offered by competitors and other oil service companies,

—	our development strategy in reservoir imaging: seismic and opportunities in other oilfield services and products,

—	the main development program in services and products,

—	our R&D budgets.

Employees

As at December 31, 2006, CGG had approximately 4,500 permanent employees worldwide, as well as several thousand auxiliary field personnel on temporary contracts. Of the total, 2,567 were involved in the Services segment and 1,933 in the Products segment. CGG has never experienced a material work stoppage and considers its relations with its employees to be good. CGG permanently employs more than 3,000 technicians and persons holding engineering degrees and have developed a significant in-house training program.

CGG’s total workforce has increased from 3,669 at December 31, 2004 to 3,952 at December 31, 2005 and to 4,500 at December 31, 2006. This increase in the size of its workforce is mainly attributable to the growth of both its geophysical product and service activities, as well as its acquisition of Exploration Resources. We are preparing for the future by improving our management training program, putting increased emphasis on strengthening the technical and personal skills of our employees.

During its financial year ended July 31, 2006, Veritas employed an average of approximately 2,800 people on a full time basis. The number of Veritas employees varied greatly due to activity changes in its land acquisition business and during its financial year ended July 31, 2006 the number of employees ranged from a low of approximately 2,400 to a high of approximately 4,300. This variation typically occurred on a seasonal basis, with higher employee counts and higher revenue occurring during the second and third fiscal quarters, coinciding with the winter seismic acquisition seasons in Alaska and Canada. However, performance of large land surveys in South America or other locations can cause a marked shift from this pattern. A total of 31 employees in Singapore are subject to collective bargaining agreements.

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

Share Ownership

In accordance with French law, we are authorized annually by our shareholders at the extraordinary general meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Epargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the extraordinary general meeting held on May 11, 2006, renewed our authorization to issue up to 750,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors set the commencement date for the offering nor lower than 80% of such average market price. As of December 31, 2006, CGG group employees held 24,550 ordinary shares, corresponding to 0.14% of our share capital, through the Group Plan.

Pursuant to resolutions adopted by our Board of Directors on January 18, 2000, March 14, 2001, May 15, 2002, May 15, 2003, May 11, 2006 and March 23, 2007 our Board of Directors has granted options to certain of our employees, executive officers and directors to subscribe for an aggregate of 1,259,250 ordinary shares. This total has been adjusted pursuant to French law and the terms of the options to a total of 1,317,062 options. Options with respect to 882,026 ordinary shares remained outstanding as of March 31, 2007. The following table sets forth certain information relating to these stock options plans as of March 31, 2007:

		Options
		exercised	Options
		(ordinary	outstanding	Exercise
	Options	shares) at	at	price per
	initially	March 31,	March 31,	ordinary
Date of board of directors’ resolution	granted(1)	2007	2007(2)	share(1)	Expiration date

January 18, 2000(3)	231,000	182,628	38,191	€45.83	January 17, 2008
March 14, 2001(4)	256,000	127,846	133,253	€65.39	March 13, 2009
May 15, 2002(5)	138,100	55,657	83,072	€39.92	May 14, 2010
May 15, 2003(6)	169,900	16,224	163,960	€14.53	May 14, 2011
May 11, 2006(7)	202,500	0	201,800	€131.26	May 10, 2014
March 23, 2007(8)	261,750	0	261,750	€151.98	March 22, 2015

Total	1,259,250	382,355	882,026

Notes:

(1)	Pursuant to French law and the terms of the stock option plans, the numbers of options granted and the exercise price were adjusted following our share capital increase in December 2005.

(2)	The stock option plans provide for the cancellation of the options if the holder is no longer our employee, director or executive officer.

(3)	Options under the 2000 plan could not be exercised before January 2003.

(4)	Options under the 2001 plan vest by one-fifth each year from March 2001 and could not be exercised before March 14, 2004.

(5)	Options under the 2002 plan vest by one-fifth each year from May 2002 and could not be exercised before May 16, 2005.

(6)	Options under the 2003 plan vest by one-fourth each year from May 2003 and could not be exercised before May 16, 2006.

(7)	Options under the 2006 plan vest by one-fourth each year from May 2006 and can be exercised at any time. However the resulting shares cannot be sold before May 12, 2010.

(8)	Options under the 2007 plan vest by one-third each year from March 2007 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 24, 2011.

At the extraordinary general shareholders’ meeting held on May 11, 2006, a new stock option plan was approved by shareholders whereby options to purchase up to 5% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. The Board has allocated 464,250 stock options pursuant to such shareholders’ resolution on May 11, 2006 and March 23, 2007, respectively.

At the same extraordinary general shareholders’ meeting, a performance share plan was approved by shareholders whereby performance shares up to 1% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. The Board has allocated 134,950 performance shares pursuant to such shareholders’ resolution on May 11, 2006 and March 23, 2007, respectively.

Item 7:  PRINCIPAL SHAREHOLDERS

Major Shareholders

The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as at March 31, 2007 and December 31, 2006, 2005 and 2004.

	March 31,		December 31,
	2007		2006		2005		2004
		% of		% of		% of		% of
	% of	voting	% of	voting	% of	voting	% of	voting
	shares	rights	shares	rights	shares	rights	shares	rights

Identity of Person or Group
The Beacon Group	—	—	—	—	—	—	15.21	25.51
EBPF-Financière de l’Echiquier	—	—	—	—	—	—	4.58	3.84
Fidelity International Limited	3.32	3.16	10.36	9.59	10.31	9.50	—	—
Morgan Stanley	2.74	2.60	5.16	4.48	—	—	—	—
Institut Français du Pétrole	4.99	9.49	7.73	14.32	8.21	15.13	12.01	12.94
Public	88.95	84.75	76.75	71.31	81.48	75.37	68.20	57.71

Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As March 31, 2007, IFP had held 1,360,622 fully paid ordinary shares in registered form for two consecutive years, giving IFP 9.49% of the voting power of the outstanding ordinary shares as at such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP are presently held in bearer form.

In connection with the Veritas merger, we issued 9,215,845 ordinary shares that were deposited with The Bank of New York Trust as ADS depository, which issued 46,054,225 ADSs to be paid as merger consideration to former holders of Veritas common stock.

On February 1, 2007, we issued 108,723 ordinary shares that were deposited with The Bank of New York as ADS depository, which issued 543,614 ADSs to a holder of U.S.$6.5 million in principal amount of Veritas’ convertible senior notes due 2024 that delivered a conversion notice on January 19, 2007.

On March 1, 2007, we issued 301,079 ordinary shares that were deposited with The Bank of New York as ADS depository, which issued 1,505,393 ADSs to a holder of U.S.$18 million in principal amount of Veritas’ convertible senior notes due 2024 that delivered a conversion notice on February 23, 2007.

The terms of CGG’s U.S.$85 million convertible bonds due 2012 were amended by the CGG general meeting of bondholders held on November 2, 2005, as approved by a general meeting of CGG shareholders held on November 16, 2005 in order to provide bondholders with the opportunity to redeem their convertible bonds before maturity and receive an additional cash payment. The early conversion period was open from November 17 to November 18, 2005, inclusive. At the conclusion of the conversion period, 11,475 convertible bonds due 2012 were converted, leading to the issuance of 1,147,500 new shares. 2,525 convertible bonds remain outstanding with a nominal value of U.S.$15.3 million. CGG paid a total premium of U.S.$10.4 million to the bondholders who converted their bonds.

A general meeting of bondholders, held on April 5, 2006, and a general meeting of CGG shareholders, held on May 11, 2006, approved a change to the terms and conditions of the remaining convertible bonds to grant bondholders a right to receive a cash payment upon immediate conversion of the bonds. The early conversion period was open on May 12, 2006 only. At the conclusion of the conversion period, all the remaining 2,525 convertible bonds were converted, leading CGG to issue of 274,914 new shares of CGG and pay a total premium of U.S.$2.1 million to the converting bondholders.

On December 16, 2005, CGG completed a share capital increase by way of preferential subscription rights. CGG issued 4,099,128 new shares of our common stock bearing rights from January 1, 2005, bringing its total share capital at that date to 17,079,718 ordinary shares, par value €2 per share. CGG used the net proceeds to repay U.S.$235 million under its U.S.$375 million bridge loan facility, which facility was used to finance the acquisition of Exploration Resources.

On March 18, 2005, CGG Investors LLC and GF Ltd. Transaction Partnership LP (“The Beacon Group”) sold all the 1,777,071 ordinary shares they owned, representing 15.21% of our total share capital, by means of a private placement in Europe.

See “Item 9: The offer and Listing — Offer and Listing Details” for information regarding holdings of our shares in the United States.

Related Party Transactions

We provide geophysical services and equipment to oil and gas exploration and production subsidiaries of the Total Group pursuant to contracts entered into on an arm’s-length basis. Total Chimie, which was until 2004 one of our major shareholders, is a member of the Total Group. Aggregate operating revenues to this group totaled €23.1 million in 2004.

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter parties associated with these services are concluded on an arm’s length basis. Debt to LDA was €0.3 million as of December 31, 2006. Total net charges paid throughout the year for the provision of ship management services were €4.9 million, and the future commitments for such services to LDA were €16.1 million.

LDA and the Group own Geomar, a company accounted for under the equity method. Geomar is the owner of the CGG Alizé seismic vessel. LDA has a 51% controlling stake and we have a 49% stake in Geomar. Amounts paid to Geomar by the Group during the year were €9.0 million, while future charter party amounts due to Geomar were €2.1 million. Debt to Geomar was €0.1 million at December 31, 2006.

The sales of geophysical products from Sercel to Argas, a 49% owned affiliate, were €0.8 million, representing 0.1% of the Group revenues in 2006. These transactions were concluded on an arm’s length basis.

Sales of geophysical products from Sercel to Xian Peic, a 40% owned affiliate, were €4.1 million, representing 0.3% of Group revenues in 2006. These transactions were concluded on an arm’s length basis.

Interests of Experts and Counsel

None.

Item 8:  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial Statements and notes thereto filed as a part of this annual report.

Item 9:  THE OFFER AND LISTING

Offer and Listing Details

The trading market for our ordinary shares is the Eurolist of Euronext Paris S.A., where the ordinary shares have been listed since 1981. American Depositary Shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one-fifth of one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “CGV”. The Bank of New York has advised us that as of March 31, 2007, there were 13,510,035 ADSs outstanding, representing 2,702,007 ordinary shares, which are held of record by five registered holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 9.91% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholder.

  Price Information on Euronext Paris.

The tables below set forth, for the periods indicated, the reported high and low prices for the outstanding ordinary shares on Euronext Paris.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share(1)
	High	Low
	(€)

2007
March	159.40	138.11
February	151.00	166.45
January	167.00	145.10
2006
December	166.40	149.40
November	158.00	130.10
October	138.80	113.80

Note:

(1)	Source: Euronext Paris.

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2007:

	Price per Share(1)
	High	Low
	(€)

2007
First Quarter	138.11	167.00
2006
First Quarter	121.30	75.25
Second Quarter	164.00	108.00
Third Quarter	140.00	112.80
Fourth Quarter	166.40	113.80
2005
First Quarter	72.40	50.20
Second Quarter	71.65	59.60
Third Quarter	86.90	69.00
Fourth Quarter	89.00	64.78

Note:

(1)	Source: Euronext Paris.

The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share(1)
	High	Low
	(€)

2006	166.40	75.25
2005	89.00	50.20
2004	56.50	29.70
2003	32.30	9.11
2002	50.05	13.35

Note:

(1)	Source: Euronext Paris.

  Price Information on the NYSE

The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange:

The table below indicates the high and low market prices for our most recent six months and the first quarter of 2007:

	High	Low
	(U.S.$)

2007
March	42.38	36.96
February	43.76	39.53
January	44.11	34.99
2006
December	45.00	40.00
November	40.90	33.35
October	34.92	28.80

The table below indicates the quarterly high and low market prices for our two most recent financial years:

	High	Low
	(U.S.$)

2007
First Quarter	44.11	34.99
2006
First Quarter	29.27	18.33
Second Quarter	40.70	27.78
Third Quarter	35.99	28.71
Fourth Quarter	45.00	28.80
2005
First Quarter	19.40	13.35
Second Quarter	18.29	15.03
Third Quarter	20.96	16.50
Fourth Quarter	21.14	16.57

The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	High	Low
	(U.S.$)

2006	45.00	18.33
2005	21.14	13.35
2004	14.05	7.47
2003	7.62	2.12
2002	9.00	2.50

  Trading on Euronext Paris

Official trading of listed securities on Euronext Paris is transacted through stockbrokers and other financial intermediaries, and takes place continuously on each business day from 9:00 a.m. through 5:25 p.m., with a pre- opening session from 7:15 a.m. through 9:00 a.m. during which transactions are recorded but not executed. Any trade effected after the close of a stock exchange session is recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris publishes a daily Official Price List that includes price information concerning listed securities. Euronext Paris has introduced continuous trading during trading hours by computer for most listed securities. Shares listed on Euronext Paris are placed in one of three categories depending on the issuer’s market capitalization. Our outstanding ordinary shares are listed on the Eurolist by Euronext Paris in the category known as Continu, which includes the most actively traded shares.

Plan of Distribution

Not applicable.

Markets

Our ordinary shares are listed on Eurolist by Euronext Paris. American Depositary Receipts representing our ordinary shares are listed on the New York Stock Exchange. Our 7 1/2% Senior Notes due 2015 and our 7 3/4% Senior Notes due 2017 are listed on the Euro MTF market of the Luxembourg Stock Exchange.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10:  ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and By-laws

Our company is a société anonyme, a form of limited liability company, established under the laws of France, and we are registered with the Trade Register of Paris, France under the number 969 202 241 RCS Paris. Our financial year begins on January 1 and ends on December 31 of each calendar year. The following paragraphs set forth information concerning our share capital and provide related descriptions of certain provisions of our by-laws (statuts), and applicable French law. This information and description do not purport to be complete and are qualified in their entirety by reference to our by-laws.

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

     Borrowing Powers Exercisable by the Directors

Under French company law and our statuts, directors other than legal entities are forbidden to take out loans from CGG Veritas in any form whatsoever or to have CGG Veritas grant them an overdraft in current account or otherwise. It is also forbidden to have CGG Veritas stand as surety for them or back their commitments in respect of third parties. This prohibition also applies to chief operating officers and to permanent representatives of legal-entity directors. It also applies to the spouses, lineal forebearers or descendants of the persons referred to in this paragraph and also to any trustee.

Also, under article L.225-43 of the French Commercial Code, directors and executive officers may not borrow money or obtain a guarantee from the company. Any such loan or guarantee would be void and may not be relied upon by third parties.

     Retirement of Directors Under an Age Limit Requirement

Under our statuts, the Chairman of the Board’s term of office ends, at the latest, after the annual Ordinary Shareholders’ Meeting following the date on which he reaches the age of 65. However, the Board of Directors may further extend the office of the Chairman, one or more times for a total period not to exceed three years. Our statuts also provide that when the offices of Chairman and Chief Executive Officer are held by the same person, the Chief Executive Officer’s term of office ends on the same date as that of the Chairman. In accordance with article L.225-19 of the French Commercial Code, no more than one-third of the members of the Board of Directors may be more than 70 years old, unless the statuts of the company provide otherwise. Our statuts do not contain any provisions contrary to this limitation.

     Number of Shares Required for a Director’s Qualification

Under our statuts, throughout his term of office, each director must own at least one share. Nevertheless, at its meeting on March 8, 2006, the Board of Directors decided that each director shall own, as from our general shareholders’ meeting in 2007 to approve the 2006 financial statements, at least one hundred shares of the company.

  Share Capital

As of March 31, 2007, our issued share capital amounts to €54,506,344, divided into 27,253,172 shares of the same class with a nominal value of €2 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”

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

At a meeting held on May 11, 2006 our shareholders authorized the board of directors to increase our share capital, through one or more issuances of securities, by up to an aggregate nominal amount of €34,000,000. This authorization is effective for a period not to exceed 26 months. Our shareholders have preferential rights to subscribe for such the additional securities. (see “Item 7: Principal Shareholders — Identity of Person or Group”).

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

  Attendance and Voting at Shareholders’ Meetings

     General

In accordance with French law, general shareholders’ meetings may be ordinary or extraordinary. Ordinary general meetings of shareholders are required for matters such as:

•	the election, replacement and removal of directors;

•	the appointment of statutory auditors;

•	the approval of annual accounts;

•	more generally, all decisions which do not require the approval of the extraordinary general meeting of the shareholders; and

•	the declaration of dividends or the authorization for dividends to be paid in shares.

Extraordinary general meetings of shareholders are required for approval of all matters and decisions involving:

•	changes in our statuts (including changing our corporate purposes);

•	increasing or reducing our share capital;

•	change of nationality of the company, subject to certain conditions as described in article L.225-97 of the French Commercial Code;

•	extending or abridging the duration of the company;

•	mergers and spin-offs;

•	creation of a new class of shares;

•	issuance of debt securities;

•	authorization of notes or other securities giving access, immediately or in the future, to a portion of our share capital;

•	transformation of our company into another legal form; and

•	voluntary liquidation of our company before the end of its statutory term.

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

     Notice of Shareholders’ Meetings

French law requires that a preliminary notice (avis de réunion) of a general meeting of a listed company be published in the Bulletin des Annonces Légales Obligatoires (“BALO”) at least 35 days before the date set for the meeting. A copy of the preliminary notice must first be sent to the Autorité des marchés financiers (the “AMF”), the self-regulatory organization that has general regulatory authority over the French regulated exchanges, with an indication of the date of its publication in the BALO. The preliminary notice of a general meeting must state the details of the company and information about the voting process and the meeting, the matters to be discussed at the meeting and the draft of the resolutions to be discussed. The agenda of the meeting and the draft of the resolutions to be discussed, such as described in the preliminary notice, may be modified between the date of publication of the preliminary notice and that of the publication of the notice actually calling the general meeting (avis de convocation). From the date of publication until 25 days before the date of the general meeting (or within 20 days from the date of publication if publication takes place more than 45 days before the date of the general meeting), additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors by:

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

     Attendance and Voting at Shareholders’ Meetings

Attendance and exercise of voting rights at both ordinary and extraordinary general meetings of shareholders are subject to certain conditions. A shareholder does not need to have a minimum number of shares in order to be able to attend or be represented at an extraordinary general meeting. Any statutory provision to the contrary is null and void. In order to participate in any general meeting, a holder of registered shares must have paid up its shares and have its shares registered in his name or in the name of the accredited financial intermediary referred to in article L. 228-1 of the French Commercial Code in a shareholder account maintained by us or on our behalf three business days prior to the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary

(intermédiaire financier habilité) with whom such holder has deposited its shares a statement of holdings and send it to the location specified in the notice of the meeting three business days before the meeting convenes.

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

Alternatively, the shareholder may send us a blank proxy without nominating any representative.

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

At the shareholders’ meeting to be held on May 11, 2006, our shareholders renewed the existing authorization to acquire up to 10 percent of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting.

Under such authorization, we are allowed to carry out transactions on our shares with the following objectives:

•	to support liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the Association Française des Entreprises d’Investissement,

•	to deliver shares in the scope of securities giving access, immediately or in the future, to shares by redemption, conversion, exchange, presentation of a warrant or by any other means,

•	to deliver, immediately or in the future, shares in exchange in the scope of external growth, in accordance with the conditions to be defined by the Autorité des marchés financiers,

•	to allocate bonus shares to employees and officers of the company or affiliated companies within the meaning of article L.225-180 of the French Commercial Code, especially in the scope of options to purchase shares of the company,

•	cancel the shares through a capital reduction, subject to a decision of, or an authorization, by the extraordinary general meeting.

The general meeting approved a maximum purchase price would be €200. The maximum number of shares that we are entitled to hold is 10% of our share capital as of December 31, 2005, after deduction of 42,500 shares acquired under previous authorizations, i.e. 1,665,668 shares, for a maximum investment amount of €333,133,660.

The shares may be acquired on one or several occasions, by any method, including by agreement, by stock market purchase, by purchasing blocks of shares or by an offer to buy, may take place at any time, including during a take-over bid.

This authorization was granted for a period of 18 months from May 11, 2006 and cancelled and replaced the authorization granted to the board of directors by the general meeting held on May 12, 2005.

During fiscal year 2006, we implemented the share repurchase plans authorized by our shareholders in May 2005 and May 2006 with the sole aim to support liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the Association Française des Entreprises d’Investissement.

As from November 1, 2005 we entered into a liquidity contract with Rothschild & Cie Banque in compliance with the Code of Practice of the Association Française des Entreprises d’Investissement, approved by the AMF in its decision of March 22, 2005 published in the Bulletin des Annonces Légales Obligatoires of April 1st, 2005. This contract has been concluded for one year and is renewable by tacit agreement. Upon implementation of this contract, we allocated €9,250,000 and 2,700 shares to the liquidity account (which corresponds to our share in the liquidity account for the liquidity contract with CM-CIC Securities). On September 7, 2006, we allocated an additional €11,000,000 to the liquidity account.

During fiscal year 2006, Rothschild, has:

—	purchased, in 2006, 880,387 CGG shares at an average weighed price of €128.42; and

—	sold, in 2006, 922,887 CGG shares at an average weighed price of €126.91.

As of December 31, 2006, CGG did not hold any shares pursuant to this contract or directly hold any other shares outside of the scope of this contract.

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

We must file a report with the AMF every six months as well as at termination of the liquidity arrangement containing the assessment of such arrangement. Such report is then posted on our website. In addition, we must also file with the AMF a monthly report containing details of all transactions relating to our shares that we may have carried out during the month.

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

In accordance with this agreement, the underwriters agreed to subscribe or procure subscribers for up to 4,327,776 of our newly issued ordinary shares at a purchase price of €51 per share in transaction exempt from Securities Act registration.

Purchase Agreement dated January 27, 2006 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse Securities (Europe) Limited and BNP Paribas Securities Corp.

In accordance with this agreement, we sold U.S.$165,000,000 of our 7 1/2% Senior Notes due 2015 to the initial purchasers for resale pursuant to Rule 144A and Regulation S under the Securities Act. CGG Americas Inc., CGG Canada Ltd, CGG Marine Resources Norge ASA, Sercel Inc., Sercel Canada Ltd. and Sercel Australia Pty Ltd. are acting as original guarantors.

Registration Rights Agreement dated February 3, 2006 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse Securities (Europe) Limited and BNP Paribas Securities Corp.

This agreements provided certain registration rights to the holders of our U.S.$165,000,000 of our 7 1/2% Senior Notes due 2015 issued on February 3, 2006.

Long term facility agreement dated March 29, 2006 by and among Exploration Investment Resources II AS, DnB NOR Bank ASA and certain banks and financial institutions.

On March 29, 2006, we signed a long term facility agreement of up to U.S.$70,000,000 to finance the acquisition of certain seismic equipment and the conversion of one of our seismic vessel.

Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us.

Pursuant to this agreement, on June 24, 2006, TAQA acquired 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East, and CGG kept a 51% interest.

Agreement and Plan of Merger, dated as of September 4, 2006, by and among us, Volnay Acquisition Co. I, Volnay Acquisition Co. II and Veritas DGC Inc.(11)

On September 4, 2006, Veritas DGC Inc., a Delaware corporation, and CGG, entered into the merger agreement, by and among Veritas, CGG, Volnay Acquisition Co. I, a Delaware corporation and wholly owned subsidiary of CGG, and Volnay Acquisition Co. II, a Delaware corporation and wholly owned subsidiary of CGG, under which CGG agreed to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of Veritas. On January 12, 2007, pursuant to the terms of the merger agreement, as approved by the Boards of Directors of both Veritas and CGG and the shareholders of Veritas, Volnay Acquisition Co. I merged with and into Veritas with Veritas continuing as the surviving corporation, and immediately thereafter, Veritas merged with and into Volnay Acquisition Co. II with Volnay Acquisition Co. II continuing as the surviving corporation as a wholly owned subsidiary of CGG. Upon effectiveness of the merger, Volnay Acquisition Co. II changed its name to CGGVeritas Services Inc.

U.S.$1.6 billion Single Currency Term Facility Agreement, dated as of November 22, 2006, among us, certain of our subsidiaries acting as guarantors, the lenders party thereto and Credit Suisse International as Agent and Security Agent.

On January 12, 2007, we borrowed U.S.$700 million under the bridge loan facility, and the proceeds were used to:

•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.

Upon such borrowing and the concurrent funding of the U.S.$1.0 billion term loan facility (described directly below), the unused commitments of U.S.$900 million were terminated. We used the net proceeds of our offering of senior notes on February 9, 2007, together with cash on hand, to repay in full the bridge loan facility.

U.S.$1.115 billion Credit Agreement dated as of January 12, 2007, among Volnay Acquisition Co. I, us, certain of our subsidiaries acting as guarantors, the lenders party thereto and Credit Suisse as Administrative Agent and Collateral Agent.

On January 12, 2007, Veritas borrowed a U.S.$1.0 billion senior secured “term loan B” and obtained a U.S.$115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to U.S.$140 million on January 26, 2007.

The proceeds of the term loan facility were used to finance a portion of the cash component of the Veritas merger consideration.

In addition, proceeds of the term loan facility may be used to repurchase up to 3,000,000 of our common shares (or the corresponding number of our ADSs).

Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of Veritas.

Underwriting Agreement, dated February 2, 2007, among us, certain of our subsidiaries acting as guarantors, Credit Suisse Securities (Europe Limited) and the several underwriters party thereto.

In accordance with this agreement, we sold U.S.$200,000,000 of our 7 1/2% Senior Notes due 2015 and U.S.$400,000,000 of our 7 3/4% Senior Notes due 2017, both issued on February 9, 2007.

U.S.$200 million Revolving Credit Agreement, dated as of February 7, 2007, among us, certain of our subsidiaries acting as guarantors, Natixis as Facility Agent, Credit Suisse as Collateral Agent and the lenders party thereto.

This agreement replaces our previous U.S.$60,000,000 revolving facility made available to CGG, CGG Services and Sercel on March 12, 2004 and cancelled prior to the Veritas merger. A €40,000,000 swingline facility will operate as a sub-limit within the French revolving facility. We intend to use the proceeds of loans under this revolving facility for general corporate purposes.

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

For purposes of the Treaty, French tax law and the Code, U.S. Holders of ADSs will be treated as owners of the corresponding number of our shares underlying those ADSs held by The Bank of New York as depositary (the “Depositary”). There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs.

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

If either of the procedures described above has not been followed before a dividend payment date or is not available to an Eligible U.S. Holder, our company or the French paying agent will withhold tax from the dividend at the normal French rate of 25%, and the Eligible U.S. Holder will be entitled to claim a refund of the excess withholding tax by filing a form no. 5001-EN with the Depositary or the French paying agent early enough to enable them to forward that application to the French tax authorities before December 31 of the year following the calendar year in which the related dividend was paid.

The Depositary will provide to all U.S. Holders of ADSs the applications or certificates, together with instructions, and will arrange for the filing with the French tax authorities of all applications and certificates completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time to effect the filing.

The Certificate, the form no. 5001-EN and their respective instructions are available at the center for non-resident taxation (trésorerie des non-résidents) (10, rue du Centre, 93160 Noisy-le-Grand, France).

  Taxation on Sale or Disposal of ADSs

Subject to the provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held not more than 25%, directly or indirectly, of the dividend rights (droits aux bénéfices sociaux) of our company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or disposal of ADSs.

If a transfer of listed shares is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1.1% registration duty assessed on the higher of the purchase price or the market value of the shares (subject to a maximum assessment of €4,000 per transfer). However, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

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

  Dividends

General.  Distributions paid on our shares out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any French withholding tax paid by us with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income in the year in which the distribution is received (which, in the case of a U.S. Holder of ADSs, will be the year of receipt by the Depositary), and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ADSs and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by us with respect to our Ordinary Shares will constitute ordinary dividend income. U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from us.

For taxable years that begin before December 31, 2010, dividends paid by us will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains, provided either we qualify for the benefits of the Treaty or the ADSs are considered to be readily tradable on the NYSE. A U.S. Holder will be eligible for this reduced rate only if it has held the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A U.S. Holder will not be able to claim the reduced rate for any year in which we are treated as a PFIC. See “Passive Foreign Investment Company Status” below.

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

  Effect of French Withholding Taxes

As discussed above under “Taxation — French Taxation — Taxation of Dividends”, under French domestic law, dividends paid by us to a non-resident shareholder are subject to a 25% withholding tax. Under the Treaty, however, the rate of withholding tax applicable to Eligible U.S. Holders is reduced to a maximum of 15%. Please see “Taxation — French Taxation — Taxation of Dividends — Procedure to Obtain Treaty Benefits” for the procedure to claim the reduced rate of withholding tax under the Treaty.

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

  Passive Foreign Investment Company Status

A foreign corporation will be a PFIC in any taxable year in which either (i) 75% or more of its gross income consists of certain specified types of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. We do not expect that we will be a PFIC in 2007, but our possible status as a PFIC must be determined annually and therefore we might become a PFIC in future years.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. In accordance with the Exchange Act, we electronically file or submit reports, including annual reports on Form 20-F and interim reports on Form 6-K, and other information with the Securities and Exchange Commission. You may obtain these reports and other information by sending a written request toCGG Veritas, Tour Maine-Montparnasse, 33, avenue du Maine, BP 191, 75755 Paris cedex 15, France, Attention: Investor Relations Officer, Telephone: (33) 1 64 47 4500.

You can inspect and copy these reports, and other information, without charge, at the Public Reference Room of the Commission located at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of these materials at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission.

In addition, you can inspect material filed by CGG, Veritas and CGG Veritas at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which American Depositary Shares representing shares of our common stock are listed. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the Exchange Act.

On January 12, 2007, following the completion of the merger with CGG, Veritas was delisted from the New York Stock Exchange and filed a Form 15 to terminate its registration and reporting obligations under the Exchange Act.

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

Interest Rate Risk

Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Our exposure to interest rate fluctuations is reduced to the extent that the main part of our financial debt at December 31, 2006 consisted of a long-term bond issue maturing in November 2015 and bearing a fixed interest rate. A large part of our sources of liquidity also consists of medium-term credit facilities and capital leases of various durations with fixed interest rates. However, our sources of liquidity include credit facilities with financial institutions charging variable interest rates over the course of drawdown periods of from one to twelve months. We may also use interest rate swaps to adjust interest rate exposures when appropriate based upon market conditions.

Foreign Exchange Rate Risk

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2006, 2005 and 2004, more than 80% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner.

We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. We also seek to improve the balance of our net position of receivables and payables denominated in U.S. dollars by maintaining a portion of our financing in U.S. dollars. In addition, our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts or other foreign exchange currency hedging instruments. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes. See “Item 5: Operating and Financial Review and Prospects — Trend Information — Currency Fluctuations” above.

Credit Risk and Counter-Party Risk

We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. During 2006, our two largest clients accounted for 9.0% and 3.2% of our operating revenues, respectively. During 2005, our two largest clients accounted for 9.8% and 4.4% of our operating revenues, respectively.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of December 31, 2006:

								Fair
Carrying value	2007	2008	2009	2010	2011	Thereafter	Total	Value
	(in € million)

Debt
U.S. dollar	11.4	10.0	8.5	6.1	28.8	246.1	310.9	369.2
Average fixed rate	5.3%	5.3%	5.2%	5.7%	5.3%	7.8%	7.3%
U.S. dollar	21.5	19.7	18.0	16.7	7.8	—	83.7	83.7
Average variable rate	6.3%	6.3%	6.4%	6.5%	6.5%	—	6.4%
Euro	0.1	0.0	—	—	—	—	0.1	0.1
Average fixed rate	4.9%	5.0%	—	—	—	—	4.9%
Euro	1.4	—	—	—	—	—	1.4	1.4
Average variable rate	3.2%	—	—	—	—	—	3.2%
Other currencies	—	—	—	—	—	—	—	—
Average fixed rate	—	—	—	—	—	—	—
Other currencies	0.1	0.1	—	—	—	—	0.2	0.2
Average variable rate	6.4%	6.4%	—	—	—	—	6.4%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	305.9							8.1
U.S. dollars average rate/€	1.2619
Forward sales (in GBP)	21.9							0.6
GBP average rate/U.S.	$1.8956

Item 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15:  CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures.  As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e) and 240.15d-15(e)), under the supervision of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that such controls and procedures are effective to ensure that information required to be disclosed in reports filed with or submitted to the SEC under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Exchange Act and its rules and forms.

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Pursuant to section L.225-37 of the French commercial code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the annual general meeting of our shareholders on the conditions of preparation and organization of the meeting of our board of directors, on the limitations placed on the authority of the Chief Executive Officer as well as the internal control procedures put in place by us. This report for 2006 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our disclosure committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our group has been implemented.

(b) Management annual report on internal control over financial reporting.  We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934) for CGGVeritas.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2006, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2006, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles. In particular, the weaknesses in Exploration Resources’ internal controls that we had discovered following our acquisition of this company in 2005 (and disclosed in our annual report on Form 20-F as of and for the year ended December 31, 2005) have been cured through an action plan implemented during the first six months of 2006 in order to improve local practices and reinforce internal control. As the acquisition date for CGGVeritas Services Inc. (formerly Veritas DGC Inc.) was January 12, 2007, the acquired business is not included in the management’s report on internal control on financial reporting in this 2006 annual report. We will include the acquired business in our management report for the year ended December 31, 2007.

Our assessment of the effectiveness of our internal control over financial reporting has been audited by Ernst & Young and Mazars & Guerard, our independent registered public accounting firms, as stated in their report, which is included herein.

(c) Attestation Report of Independent Registered Public Accounting Firms.

The Board of Directors and Shareholders of CGGVeritas

We have audited management’s assessment, included in the accompanying management annual report on internal control over financial reporting, that CGGVeritas maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CGGVeritas’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that CGG Veritas maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CGG Veritas maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of CGGVeritas as of December 31, 2006 and our report dated May 7th, 2007 expressed an unqualified opinion thereon.

     Neuilly-sur-Seine and Courbevoie, May 7th, 2007

Ernst & Young & Autres	Mazars & Guerard

/s/ Pascal Macioce	/s/ Philippe Castagnac

Pascal Macioce	Philippe Castagnac

Item 16A:  AUDIT COMMITTEE FINANCIAL EXPERT

Pursuant to section 407 of the Sarbanes Oxley Act of 2002, Mr. Dunand was appointed Financial Expert of the Audit Committee by a Board resolution dated December 10, 2003, as reaffirmed by a board resolution on February 20, 2007. Mr. Dunand is “independent”, as that term is defined by the listing standards of the New York Stock Exchange.

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

Item 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,
	2006		2005
	Ernst & Young	Mazars & Guerard	Ernst & Young	Mazars & Guerard
	(in € thousands)

Audit Fees(a)	1,593	1,234	938	670
Audit-Related Fees(b)	1,288	345	1,019	484
Tax Fees(c)	142	—	280	5
All Other Fees(d)	—	—	10	—

Total	3,023	1,579	2,247	1,159

(a)	Audit fees are the aggregate fees billed by our independent auditors for the audit of the individual and consolidated annual and semi-annual financial statements and the provision of services that are normally provided by our independent auditors in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees are the aggregate fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees”. They include consultations relating to accounting principles and internal controls.

(c)	Tax fees are the aggregate fees billed by our independent auditors for services rendered by our auditors for tax compliance, tax advice, and tax planning. They include assistance when dealing with local authorities, advice regarding tax audit and litigation, expatriate taxation and tax advice relating to mergers and acquisitions.

(d)	All other fees are the aggregate fees billed by our independent auditors other than the services reported in paragraphs (a) through (c) of this item. They include training services as well as general and specific advice.

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

For information purpose:

The following is a summary of the fees for professional audit services rendered by PriceWaterhouseCoopers LLC for the audit of Veritas’ financial statements for the years ended July 31, 2005 and 2006 and fees billed to Veritas by PriceWaterhouseCoopers LLC for other services during fiscal years 2005 and 2006.

Audit Fees

The aggregate fees for professional services for the audit of our consolidated financial statements, statutory audits in foreign jurisdictions, issuance of consents and the reviews of financial statements included in the company’s Forms 10-Q for the fiscal years ended July 31, 2006 and 2005 were U.S.$2,873,915 and U.S.$1,967,925, respectively. Our audit committee pre-approved all fees for professional services for the audit of our consolidated financial statements for the fiscal year ended July 31, 2006.

Audit-Related Fees

The aggregate fees for audit related services (audits of our employee benefit plans, accounting consultations, due diligence related to mergers and acquisitions and certain services related to compliance with the Sarbanes-Oxley Act of 2002) for the fiscal years ended July 31, 2006 and 2005 were U.S.$0 and U.S.$20,750, respectively. No fees for audit related services were incurred during the fiscal year ended July 31, 2006 and, therefore, no pre-approval by our audit committee was required.

Tax Fees

The aggregate fees for income tax and tax related services for the fiscal years ended July 31, 2006 and 2005 were U.S.$54,152 and U.S.$46,362, respectively. Our audit committee pre-approved all fees for tax and tax related services incurred during the fiscal year ended July 31, 2006.

All Other Fees

The aggregate fees of PricewaterhouseCoopers LLP during the fiscal years ended July 31, 2006 and 2005 for other services totaled U.S.$3,347 and U.S.$3,599, respectively. Our audit committee pre-approved all fees for such other services incurred during the fiscal year ended July 31, 2006. For fiscal year 2006, these services were only for subscriptions to PricewaterhouseCoopers’ on-line research tools.

Item 16D:  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total number of				Maximum number
	Shares purchased as	Total number	Average		of shares that may
	part of the	of shares	price paid		yet be purchased
	programs	purchased	per share	Total amount paid	under the program
			(€)	(€)

January, 2006(a)	40,717	40,717	150.33	22 749 398.91	1,708,127
February, 2006(a)	59,574	59,574	102.60	6,123,989.12	1,708,108
March 2006(a)	64,455	64,455	111.19	7,236,602.48	1,715,472
April, 2006(b)	52 145	52 145	123.10	6,607,485.35	1,663,392
May, 2006(b)	71 769	71 769	136.08	8,519,514.00	1,675,964
June, 2006(b)	80,449	80,449	122.13	8,762,624.28	1,748,464
July, 2006(b)	62,485	62,485	131.60	8,297,226.28	1,748,482
August, 2006(b)	28,201	28,201	131.21	5,799,267.43	1,748,516
September, 2006(b)	144,913	144,913	121.02	15,610,047.72	1,750,566
October, 2006(b)	50,440	50,440	121.49	10,080,580.00	1,750,661
November, 2006(b)	168,385	168,385	145.23	20,624,682.79	1,750,543
December, 2006(b)	75,854	75,854	158.60	11,709,877.88	1,759,713
TOTAL	853,991	853,991	129.55	131,121,296.24

(a)	Shares purchased as part of the 2006 program approved by the shareholders’ meeting of May 11, 2006 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of €200 per share; this program replaced the previous program announced on May 12, 2005.

(b)	Shares purchased as part of the 2005 program approved by the shareholders’ meeting of May 12, 2005 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of €120 per share; this program replaced the previous program announced on May 13, 2004.

PART III

Item 17:  FINANCIAL STATEMENTS

Not applicable.

Item 18:  FINANCIAL STATEMENTS

The following audited financial statements of CGG and related schedules, together with the report of Ernst & Young & Autres, Barbier Frinault & Autres and Mazars & Guerard , are filed as part of this Annual Report:

The following financial statements of Arabian Geophysical & Surveying Company Limited (Argas) and related schedules, together with the report of Ernst & Young, are filed as part of this Annual Report.

Item 19:  EXHIBITS

The following instruments and documents are included as Exhibits to this Annual Report. Exhibits incorporated by reference are so indicated.

Exhibit No		Exhibit

1	.1*	English translation of our Articles of Association (statuts).
2.1		Indenture dated as of April 28, 2005 between us, certain of our subsidiaries acting as guarantors and JP Morgan Chase Manhattan Bank as Trustee, which includes the form of the 7 1/2% Senior Notes due 2015 as an exhibit thereto (Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (SEC File No. 333-126556), dated September 21, 2005, as amended, is incorporated herein by reference).
2.2		Supplemental Indenture dated as of January 12, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, as Trustee to add guarantors to the 7 1/2% Senior Notes due 2015 (Exhibit 4.1 to the Registrant’s Report on Form 6-K, dated February 2, 2007, is incorporated herein by reference)
2	.3*	Supplemental Indenture dated as of February 9, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, for the issuance of the additional $200 million in aggregate principal amount of the 7 1/2% Senior Notes due 2015.

Exhibit No		Exhibit

2	.4*	Indenture dated as of February 9, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, as Trustee, which includes the form of the 7 3/4 Senior Notes due 2017 as an exhibit thereto.
4.1		2000 Stock Option Plan (Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, dated May 14, 2003, is incorporated herein by reference).
4.2		2001 Stock Option Plan (Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001, dated May 3, 2002, is incorporated herein by reference).
4.3		2002 Stock Option Plan (Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, dated May 14, 2003, is incorporated herein by reference).
4.4		2003 Stock Option Plan (Exhibit 10.1 to the Registrant’s Report on Form 6-K, dated September 3, 2003, is incorporated herein by reference).
4	.5*	2006 Stock Option Plan.
4	.6*	2007 Stock Option Plan.
4	.7*	2006 Free Share Allocation Plan.
4	.8*	2007 Free Share Allocation Plan.
4.9		Lease dated as of April 2, 1991 for our data processing center in London, England (Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800) dated April 16, 1997, as amended, is incorporated herein by reference).
4.10		Leases dated as of November 8, 1991 and December 13, 1996 for our data processing center in Houston, Texas, USA (Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800) dated April 16, 1997, as amended, is incorporated herein by reference).
4.11		Lease dated as of September 1, 1996 for Sercel’s factory in Tulsa, Oklahoma, USA (Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800) dated April 16, 1997, as amended, is incorporated herein by reference).
4.12		Time charter agreement dated as of March 1, 1996 for CGG Föhn, as amended on July 1, 1996 (Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800) dated April 16, 1997, as amended, is incorporated herein by reference).
4.13		Time charter agreement dated as of May 7, 1996 for CGG Harmattan, as amended on July 1, 1996 (Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800) dated April 16, 1997, as amended, is incorporated herein by reference).
4.14		Time charter agreement dated as of December 22, 1997 for CGG Alizé (Exhibit 10.3 to the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-11074), dated November 3, 1999, as amended, is incorporated herein by reference).
4.15		Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment (Exhibit 10.1 to the Report on Form 6-K, dated May 13, 2004, is incorporated herein by reference).
4.16		Single currency term facility agreement dated September 1, 2005 by and among us, certain of our subsidiaries, Credit Suisse First Boston International and BNP Paribas (Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated May 9, 2006, is incorporated herein by reference).
4.17		Amendment and restatement accession and novation agreement dated September 30, 2005 related to US$375 million single currency term facility agreement originally dated September 1, 2005 between, among others us, certain of our subsidiaries and Credit Suisse First Boston International and BNP Paribas (Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated May 9, 2006, is incorporated herein by reference).

Exhibit No		Exhibit

4.18		Underwriting Agreement dated November 15, 2005 by and among us, BNP Paribas, Credit Suisse First Boston (Europe) limited and RBC Capital Markets Corporation (Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated May 9, 2006, is incorporated herein by reference).
4.19		Purchase Agreement dated January 27, 2006 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse Securities (Europe) Limited and BNP Paribas Securities Corp. (Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated May 9, 2006, is incorporated herein by reference).
4.20		Registration Rights Agreement dated February 3, 2006 by and among us, certain of our subsidiaries acting as original guarantors, Credit Suisse Securities (Europe) Limited and BNP Paribas Securities Corp. (Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated May 9, 2006, is incorporated herein by reference).
4.21		U.S.$70 million Term Credit Facility, dated March 29, 2006, by and among Exploration Investment Resources II AS, DnB NOR Bank ASA and certain banks and financial institutions (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated May 9, 2006, is incorporated herein by reference).
4	.22*	Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us (we have requested that the Commission grant confidential treatment for certain portions of this document).
4.23		Agreement and Plan of Merger, dated as of September 4, 2006, by and among us, Volnay Acquisition Co. I, Volnay Acquisition Co. II and Veritas DGC Inc. (Exhibit 2.1 to the Registrant’s Report on Form 6-K, dated September 6, 2006, is incorporated herein by reference).
4	.24*	Single Currency Term Facility Agreement, dated as of November 22, 2006, among us, certain of our subsidiaries acting as guarantors, the lenders party thereto and Credit Suisse International as Agent and Security Agent.
4	.25*	Credit Agreement, dated as of January 12, 2007, among Volnay Acquisition Co. I, us, certain of our subsidiaries acting as guarantors, the lenders party thereto and Credit Suisse as Administrative Agent and Collateral Agent.
4	.26*	Underwriting Agreement, dated February 2, 2007, among us, certain of our subsidiaries acting as guarantors, Credit Suisse Securities (Europe Limited) and the several underwriters party thereto.
4	.27*	Revolving Credit Agreement, dated as of February 7, 2007, among us, certain of our subsidiaries acting as guarantors, Natixis as Facility Agent, Credit Suisse as Collateral Agent and the lenders party thereto.
4.28		Support Agreement dated August 30, 1996 between Digicon Inc. and Veritas Energy Services Inc. (Exhibit 10.1 of Veritas DGC Inc.’s Current Report on Form 8-K dated August 30, 1996 is incorporated herein by reference).
4.57		Loan Agreement ($45,000,000 U.S. Revolving Loan Facility, $15,000,000 Canadian Revolving Loan Facility, $15,000,000 Singapore Revolving Loan Facility, and $10,000,000 U.K. Revolving Loan Facility) dated as of February 6, 2006, among Veritas DGC Inc., as U.S. Borrower, Veritas Energy Services Inc. and Veritas Energy Services Partnership, as Canadian Borrowers, Veritas Geophysical (Asia Pacific) Pte. Ltd., as Singapore Borrower, Veritas DGC Limited, as U.K. Borrower, Wells Fargo Bank, National Association, as U.S. Agent and Lead Arranger, HSBC Canada, as Canadian Agent, The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch, as Singapore Agent, HSBC Bank plc, as U.K. Agent, and the other lenders now or hereafter parties thereto (Exhibit 10.1 to Veritas DGC Inc.’s Form 8-K dated February 6, 2006 is incorporated herein by reference).
4.63		Employment Agreement between Veritas DGC Inc. and Timothy L. Wells dated December 27, 2006 (Exhibit 10.12 to Veritas DGC Inc.’s Form 8-K dated January 4, 2007 is incorporated herein by reference).
4.64		Draft form of Consulting Agreement entered into by Thierry Pilenko and the Registrant (Exhibit 10.13 to Veritas DGC Inc.’s Form 8-K dated January 4, 2007 is incorporated herein by reference).

Exhibit No		Exhibit

8	*	Our Subsidiaries
11		Code of Ethics(9)
12	.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12	.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13	.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
13	.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)

Notes:

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compagnie Generale de Geophysique-Veritas
(Registrant)

/s/  Thierry Le Roux
Chief Operating Officer

Date: May 7, 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

ERNST & YOUNG & AUTRES	MAZARS & GUERARD
ERNST & YOUNG	MAZARS
41, rue Ybry	Exaltis – 61, rue Henri Regnault
92576 Neuilly-sur-Seine cedex	92400 Courbevoie

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of CGGVeritas.:

We have audited the accompanying consolidated balance sheets of CGGVeritas as of December 31, 2006, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CGGVeritas at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union,

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CGGVeritas’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 7th, 2007 expressed an unqualified opinion thereon.

Neuilly-sur-Seine and Courbevoie, May 7th, 2007

ERNST & YOUNG & AUTRES	MAZARS & GUERARD

/s/ Pascal MACIOCE	/s/ Philippe CASTAGNAC

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

The consolidated financial statements were approved by the Board of Directors on March 7, 2007 and are subject to the approval of our General Shareholders Meeting expected to be held on May 10, 2007.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2006	2005	2004
		(amounts in million of euros)

ASSETS
Cash and cash equivalents	28	251.8	112.4	130.6
Trade accounts and notes receivable, net	3	301.1	297.5	196.8
Inventories and work-in-progress, net	4	188.7	139.5	86.8
Income tax assets		18.0	10.1	4.2
Other current assets, net	5	63.1	41.5	48.7
Assets held for sale	9	0.4	3.5

Total current assets		823.1	604.5	467.1

Deferred tax assets	24	43.4	31.6	31.5
Investments and other financial assets, net	7	19.2	15.3	12.5
Investments in companies under equity method	8	46.2	44.4	30.8
Property, plant and equipment, net	9	455.2	480.1	204.1
Intangible assets, net	10	127.6	136.3	162.7
Goodwill, net	11	267.4	252.9	62.5

Total non-current assets		959.0	960.6	504.1

TOTAL ASSETS		1,782.1	1,565.1	971.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	13	6.5	9.3	2.8
Current portion of financial debt	13	38.1	157.9	73.1
Trade accounts and notes payables		161.2	178.5	98.3
Accrued payroll costs		74.4	57.8	47.6
Income taxes payable		37.7	29.3	24.0
Advance billings to customers		45.9	19.5	13.2
Provisions — current portion	16	10.4	17.7	14.2
Other current liabilities	12	31.3	35.2	22.8

Total current liabilities		405.5	505.2	296.0

Deferred tax liabilities	24	66.5	56.9	26.7
Provisions — non-current portion	16	25.5	18.4	16.0
Financial debt	13	361.0	242.4	176.5
Derivative on convertible bonds	13	—	11.3	33.9
Other non-current liabilities	17	23.7	20.7	19.8

Total non-current liabilities		476.7	349.7	272.9

Common stock: 34,949,764 shares authorized and 17,597,888 shares with a €2 nominal value issued and outstanding at December 31, 2006; 17,081,680 at December 31, 2005; 11,682,218 at December 31, 2004	15	35.2	34.2	23.4
Additional paid-in capital		394.9	372.3	173.4
Retained earnings		320.6	291.0	214.5
Treasury shares		3.0	(1.1)	1.8
Net income (loss) for the period — Attributable to the Group		157.1	(7.8)	(6.4)
Income and expense recognized directly in equity		4.8	(1.4)	3.7
Cumulative translation adjustment		(38.6)	11.3	(17.2)
Total shareholders’ equity		877.0	698.5	393.2
Minority interests		22.9	11.7	9.1

Total shareholders’ equity and minority interests		899.9	710.2	402.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,782.1	1,565.1	971.2

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

CONSOLIDATED STATEMENTS OF OPERATIONS

		December 31,
	Notes	2006	2005	2004
		(in million of euros,
		except per share data)

Operating revenues	19	1329.6	869.9	687.4
Other income from ordinary activities	19	1.8	1.9	0.4
Total income from ordinary activities		1331.4	871.8	687.8
Cost of operations		(890.0)	(670.0)	(554.0)

Gross profit	19	441.4	201.8	133.8

Research and development expenses — net	20	(37.7)	(31.1)	(28.8)
Selling, general and administrative expenses		(126.4)	(91.2)	(78.6)
Other revenues (expenses) — net	21	11.7	(4.4)	19.3

Operating income	19	289.0	75.1	45.7

Expenses related to financial debt		(31.8)	(45.8)	(30.0)
Income provided by cash and cash equivalents		6.4	3.5	2.2
Cost of financial debt, net	22	(25.4)	(42.3)	(27.8)
Derivative and other expenses on convertible bonds	23	(23.0)	(11.5)	(23.5)
Other financial income (loss)	23	(8.8)	(14.5)	0.8
Income (loss) of consolidated companies before income taxes		231.8	6.8	(4.8)
Income taxes	24	(83.2)	(26.6)	(10.9)

Net income (loss) from consolidated companies		148.6	(19.8)	(15.7)

Equity in income of affiliates		10.1	13.0	10.3
Net income (loss)		158.7	(6.8)	(5.4)
Attributable to:
Shareholders		157.1	(7.8)	(6.4)
Minority interests		1.6	1.0	1.0
Weighted average number of shares outstanding	29	17,371,927	12,095,925	11,681,406
Dilutive potential shares from stock-options(1)	29	309,584	270,789	108,631
Dilutive potential shares from free share plan	29	49,875	—	—
Dilutive potential shares from convertible bonds(1)	29	—	252,500	233,333
Dilutive weighted average number of shares outstanding adjusted when dilutive		17,731,386	12,095,925	11,681,406
Net income (loss) per share
— Basic		9.04	(0.64)	(0.55)
— Diluted(1)		8.86	(0.64)	(0.55)

(1)	Stock-options and convertible bonds have an anti-dilutive effect at December 31, 2005 and at December 31, 2004; as a consequence, potential shares linked to those instruments are not taken into account in the adjusted dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year
	Notes	2006	2005	2004

OPERATING
Net income (loss)		158.7	(6.8)	(5.4)
Depreciation and amortization		106.0	76.3	65.5
Multi-client surveys amortization	10	80.6	69.6	66.5
Variance on provisions		4.6	6.7	(3.5)
Cancellation of stock based compensation expenses		7.4	0.4	0.5
Cancellation of net gain (loss) on disposal of fixed assets		(5.3)	1.6	(11.5)
Share in profits of affiliates		(10.1)	(13.0)	(10.3)
Dividends received from affiliates		4.3	4.5	4.8
Other non-cash items	28	31.5	27.5	21.4
Net cash including net cost of financial debt and income tax		377.7	166.8	128.0
Less net cost of financial debt		25.4	42.3	27.8
Less income tax expense		83.2	26.6	10.9
Net cash excluding net cost of financial debt and income tax		486.3	235.7	166.7
Income tax paid	28	(80.4)	(31.7)	(17.0)
Net cash before changes in working capital		405.9	204.0	149.7
— change in trade accounts and notes receivables		(18.8)	(24.3)	(26.8)
— change in inventories and work-in-progress		(40.0)	(45.2)	(16.4)
— change in other current assets		(5.8)	(3.1)	17.4
— change in trade accounts and notes payable		5.0	38.8	9.0
— change in other current liabilities		20.1	1.0	(5.5)
Impact of changes in exchange rate on financial items		(19.0)	11.2	(0.5)

Net cash provided by operating activities		347.4	182.4	126.9

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9 and 10	(149.2)	(117.1)	(44.4)
Investments in multi-client surveys	10	(61.5)	(32.0)	(51.1)
Proceeds from disposals of tangible & intangible assets		6.1	3.6	6.9
Total net proceeds from financial assets	28	16.8	0.9	17.2
Acquisition of investments, net of cash & cash equivalents acquired	28	(48.3)	(265.8)	(27.9)
Variation in loans granted		(0.2)	0.8	0.1
Variation in subsidies for capital expenditures		(0.2)	(1.3)	(0.4)
Variation in other non-current financial assets	28	(6.9)	(0.2)	(1.2)
Net cash from investing activities		(243.4)	(411.1)	(100.8)

FINANCING
Repayment of long-term debt		(131.9)	(391.7)	(16.5)
Total issuance of long-term debt		208.3	461.1	73.7
Lease repayments		(19.6)	(13.5)	(11.9)
Change in short-term loans		(2.4)	(4.1)	(0.6)
Financial expenses paid	28	(23.8)	(62.6)	(29.1)
Net proceeds from capital increase:
— from shareholders		12.4	207.3	—
— from minority interest of integrated companies		—	—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—	—
— to minority interest of integrated companies		(0.3)	(0.2)	—
Acquisition/disposal of treasury shares		4.1	(2.9)	2.0

Net cash provided by financing activities		46.8	193.4	17.6

Effect of exchange rates on cash		(11.4)	17.1	(9.5)

Net increase (decrease) in cash and cash equivalents		139.4	(18.2)	34.2
Cash and cash equivalents at beginning of year	28	112.4	130.6	96.4

Cash and cash equivalents at end of period	28	251.8	112.4	130.6

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly in	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	equity	adjustment	equity	interest	interest
	(amounts in million of euros, except share data)

Balance at January 1, 2004	11,680,718	23.4	292.7	94.7	(0.8)	9.2	—	419.2	8.8	428.0
Capital increase	1,500	—	—
Net loss				(6.4)				(6.4)	1.0	(5.4)
Cost of share-based payment				0.5				0.5		0.5
Operations on treasury shares					2.6			2.6		2.6
Financial instruments: change in fair value and transfer to income statement(1)						(1.2)		(1.2)		(1.2)
Financial assets: variance and transfer to income statement(2)						(4.3)		(4.3)		(4.3)
Foreign currency translation: change in fair value and transfer to income statement(3)							(17.2)	(17.2)	(0.7)	(17.9)

Income and expense recognized directly in equity(1)+(2)+(3)						(5.5)	(17.2)	(22.7)	(0.7)	(23.4)
Others(a)			(119.3)	119.3				—		—

Balance at December 31, 2004	11,682,218	23.4	173.4	208.1	1.8	3.7	(17.2)	393.2	9.1	402.3
Capital increase	4,251,962	8.5	199.1					207.6		207.6
Conversion of convertible bonds	1,147,500	2.3	54.0	28.9				85.2		85.2
Net loss				(7.8)				(7.8)	1.0	(6.8)
Cost of share-based payment				0.4				0.4	(0.2)	0.2
Operations on treasury shares					(2.9)			(2.9)		(2.9)
Financial instruments: change in fair value and transfer to income statement(1)						(5.7)		(5.7)		(5.7)
Foreign currency translation: change in fair value and transfer to income statement(2)							28.5	28.5	1.8	30.3

Income and expense recognized directly in equity(1)+(2)						(5.7)	28.5	22.8	1.8	24.6
Others(a)			(54.2)	53.6		0.6		—		—

Balance at December 31, 2005	17,081,680	34.2	372.3	283.2	(1.1)	(1.4)	11.3	698.5	11.7	710.2
Capital increase	241,294	0.5	11.9					12.4		12.4
Conversion of convertible bonds	274,914	0.5	10.7	31.0				42.2		42.2
Net income				157.1				157.1	1.6	158.7
Cost of share-based payment				7.4				7.4	(0.3)	7.1
Operations on treasury shares					4.1			4.1		4.1
Actuarial gains and losses of pension plans(1)(c)				(1.0)				(1.0)		(1.0)
Financial instruments: change in fair value and transfer to income statement(2)(c)						6.2		6.2		6.2
Foreign currency translation: change in fair value and transfer to income statement(3)(c)							(49.9)	(49.9)	(1.6)	(51.5)

Income and expense recognized directly in equity(1)+(2)+(3)				(1.0)		6.2	(49.9)	(44.7)	(1.6)	(46.3)
Changes in consolidation scope								—	11.5	11.5
Balance at December 31, 2006	17,597,888	35.2	394.9	477.7	3.0 (b)	4.8	(38.6)	877.0	22.9	899.9

(a)	transfer of additional paid-in-capital to retained earnings.

(b)	at December 31, 2006, CGG did not hold any of its own shares through the liquidity contract.

(c)	net of deferred tax.

Statement of income and expense attributable to shareholders

	December 31,
	2006	2005	2004
	(amounts in
	millions of euros)

Net income (loss)	157.1	(7.8)	(6.4)
— Change in actuarial gains and losses on pension plan	(1.0)	—	—
— Change in fair value of available-for-sale investments	—	—	(4.3)
— Change in fair value of hedging instruments	6.2	(5.7)	(1.2)
— Change in foreign currency translation adjustment	(49.9)	28.5	(17.2)

Incomes and expenses recognized directly in equity for the period	112.4	15.0	(29.1)

See notes to consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compagnie Générale de Géophysique, S.A. (the “Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation nº1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (IASB) and the European Union at December 31, 2006.

According to the general conditions of the standard IFRS 1, regarding the first adoption of IFRS, the Group elected the following options:

—	Business combinations (IFRS 3): the Company elected not to restate business combinations previous than January 1, 2004;

—	Fair value used as assumed cost (IAS 16): the Company did not elect to assess its property, plant and equipment at fair value. Property, plant and equipment are recognized at amortized historical cost;

—	Actuarial gains (losses) on pension plans (IAS 19): the Company elected to recognize actuarial gains (losses) on pension plans previously unrecognized at January 1, 2004, in retained earnings;

—	Currency translation adjustments (IAS 21): the Company elected to recognize currency translation adjustments at January 1, 2004 through retained earnings.

Moreover, the Company elected for the early adoption from January 1, 2004 of the following standards:

—	Financial instruments: the Company early adopted the standards IAS 32 and IAS 39 from January 1, 2004;

—	Actuarial gains (losses) on pension plans (IAS 19): the Company elected to recognize actuarial gains (losses) on pension plans directly in retained earnings.

International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 32 “Reconciliation to US GAAP” describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconciles net income and shareholders’ equity at and for the periods ended December 31, 2006, 2005 and 2004.

The preparation of financial statements in conformity with IFRS requires management to make judgmental estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical Accounting Policies

Our significant accounting policies, which we have applied consistently, are fully described below. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty.

The following Standards and Interpretations, as approved by the European Union, have been effective since January 1, 2006:

IFRS 6 — Exploration for and evaluation of mineral resources

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Amendment to IAS 19 — Employee benefits — Actuarial gains and losses, Group Plans and Disclosures (early application already adopted by the Group)

Amendment to IAS 21 — Net investment in a foreign operation

Amendment to IAS 39 — Financial Instruments: Recognition and Measurement — The Fair Value Option

Amendment to IAS 39 — Cash-flow Hedge Accounting of Forecast Intragroup Transactions

Amendment to IAS 39 and to IFRS 4 — Financial Guarantees Contracts

Amendment to IFRS 1 and to IFRS 6 — First time adoption of IFRS 6

IFRIC 4 — Determining whether an arrangement contains a lease

IFRIC 5 — Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

IFRIC 6 — Liabilities arising from Participating in a Specific Market — Waste electrical and Electronic equipment

These Standards and Interpretations had no significant impact on our consolidated financial statements at December 31, 2006.

At the date of issuance of these consolidated financial statements, the following Standards, Amendments and Interpretations were issued but not yet effective:

IFRS 7 — Financial instruments — Disclosures

Amendment to IAS 1 — Presentation of financial statements: Capital disclosures

IFRIC 7 — Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies

IFRIC 8 — Operational segments

IFRIC 9 — Reassessment of embedded derivatives

IFRIC 10 — Interim Financial Reporting and Impairment

IFRIC 11 — IFRS2 — Group transactions and treasury shares

IFRIC 12 — Concession services agreements

We have not opted for the early adoption of these Standards, Amendments and Interpretations and we are currently reviewing them to measure the potential impact on our consolidated financial statements. At this stage, we do not anticipate any significant impact.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The Company recognizes pre-commitments as revenue when production has begun based on the ratio of project cost incurred during that period to total estimated project cost. The Company believes this ratio to be generally consistent with the physical progress of the project.

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

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

  5 — Cost of net financial debt

Cost of financial debt is expensed in the income statement on the period in which it is borne, regardless of the use of funds borrowed.

Cost of net financial debt includes expenses related to financial debt, composed of bonds, the debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.

  6 — Income taxes and deferred taxes

Income taxes include all taxesbased on taxable profit.

Deferred taxes are recognized on all temporary differences between the carrying value and the tax value of assets and liabilities, as well as on carry-forward losses, using the liability method. Deferred tax assets are recognized only when its recovery is probable.

Deferred tax liabilities are recognized on intangibles assets valued in purchase accounting of business combinations (technological assets, customer relationships).

Deferred tax assets and deferred tax liabilities are not discounted.

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

Property, plant and equipment are valued at historical cost less accumulated depreciation and impairment losses. Depreciation is generally calculated over the following useful lives:

— equipments and tools	3 to 10 years
— vehicles	3 to 5 years
— seismic vessels	30 years
— buildings for industrial use	20 years
— buildings for administrative and commercial use	20 to 40 years

Starting from September 1, 2005, the date at which we acquired Exploration Resources, we harmonized the useful life of our vessels to 30 years. The impact of this change in estimate for the period through December 31, 2005 is a reduction of depreciation expenses of €0.8 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Depreciation expense is determined using the straight-line method.

Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with the ownership of the asset to us are capitalized.

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

     • Goodwill

Goodwill is determined according to IFRS 3 — Business Combinations. Upon transition to IFRS, goodwill is not amortized but subject to an annual impairment test.

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

In this respect, we use two different sets of parameters depending on the area or type of surveys considered:

—	Gulf of Mexico surveys are amortized on the basis of 50% of revenues (66.6% previously and until December 1, 2006). Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a five-year period (three-year period previously and until December 1, 2006), should total accumulated depreciation from the 50% of revenues (66.6% previously and until December 1, 2006) amortization method be below this minimum level; the impact of change of estimates of the percentage of revenues to be amortized from 66.6% to 50% and of the minimum straight-line depreciation from a three-year period to a five-year period, applied from December 1, 2006 is a reduction in depreciation expenses of €1.2 million over the year ended at December 31, 2006 and a lower depreciation of €2.7 million over the year ended at December 31, 2007.

—	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

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

Goodwill, assets that have an indefinite useful life and intangible assets are allocated to cash generating units, for which we estimate the recoverable amount at each balance sheet closing date.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

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

     • Investments in non-consolidated entities

In accordance with IAS 39 “Financial instruments”, we classify investments in non-consolidated companies as available-for-sale and therefore present them on the balance sheet at their fair value. The fair value for listed securities is their market price at the balance sheet date. If a reliable fair value cannot be established, securities are valued at historical cost. We account for changes in fair value directly in shareholders’ equity.

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

  10 — Inventories

We value inventories at the lower of cost (including direct production costs where applicable) and net realizable value.

We calculate the cost of inventories on a weighted average price basis for our Products segment and on a first-in first-out basis for our Services segment.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

     — Defined contribution plans

We record obligations for contributions to defined contribution pension plans as an expense in the income statement as incurred.

     — Defined benefit plans

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

We record actuarial gains and losses that arise subsequent to the adoption of IAS 19 on January 1, 2004 directly in equity.

  12 — Financial debt

Financial debt is accounted for:

—	As at the date of issuance, at the fair value of the consideration received, less issuance fees and/or issuance premium;

—	subsequently, at amortized cost, corresponding to the fair value at which financial debt is initially recognized, less repayments of the nominal amount and increased or decreased for the amortization of all differences between this original fair value recognized and the amount at maturity; differences between the initial fair value recognized and the amount at maturity are amortized using the effective interest rate method.

     • Convertible bonds

As the $85 million 7.75% subordinated bonds due 2012 convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. The amount of the debt component to be recorded within the financial statements has been

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. As a result, we bifurcated the embedded conversion option by €10.5 million at issuance as “Other non-current assets”. The discounting of the debt at issuance is accounted for as “Cost of financial debt” until the maturity of the convertible bonds. Those convertible bonds were entirely converted at December 31, 2006.

Changes of the fair value of the embedded derivative were recognized in the consolidated income statement in the line item “Variance on derivative convertible bonds”. The fair value of the embedded derivative had been determined using a binomial model.

  13 — Derivative financial instruments

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

  14 — Cash-flow statement

The cash flows of the period are presented in the cash flow statement within three activities: operating, investing and financing activities:

     • Operating activities

Operating activities are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities.

     • Investing activities

Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash equivalents. When a subsidiary is acquired, a separate item, corresponding to the consideration paid net of cash and cash equivalents held by the subsidiary at the date of acquisition, provides the cash impact of the acquisition.

     • Financing activities

Financing activities are activities that result in changes in the size and composition of the contributed equity and borrowings of the entity. They include the cash impact of financial expenses.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

  16 — Grants

Government grants, including non-monetary grants at fair value, are not recognized until there is reasonable assurance that the entity will comply with the conditions of the grant and that the grants will be received.

Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate. They are presented as a reduction of the corresponding expenses in the item “Research and development expenses, net” in the income statement.

Refundable grants are presented in the balance sheet as “Other non-current liabilities”.

NOTE 2 — ACQUISITIONS AND DIVESTITURES

  — during 2006

     • TAQA

On June 24, 2006, Industrialization & Energy Services Company (TAQA), our long term Saudi 51% Partner in Argas (Arabian Geophysical and Surveying Company), acquired, for €16.8 million, 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East, and the company maintained a 51% interest. CGG Ardiseis, whose headquarters are located in Dubai, provides its clients with the complete range of CGG land and shallow water acquisition services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of our agreement with TAQA, CGG Ardiseis activities in the Gulf Cooperation Council countries are operated by Argas.

     • Cybernetix

On July 10 2006, Sercel acquired a 20% interest (17% of voting rights) in the French company Cybernetix, a specialist in robotics, with the aim of strengthening our technical partnership with Cybernetix in offshore oil equipment, and an additional 1% by the end of the year 2006. The total consideration for the transactions is €4.0 million.

     • Vibtech

On September 28, 2006, Sercel acquired the Scottish company Vibration Technologies Limited (“Vibtech”), pioneer in the use of advanced wireless technologies for seismic recording. The Unite system, and field trials of this new generation equipment, which have attracted interest from both oil companies and seismic contractors, is a unique versatile product capable of recording and transmitting data in a stand alone or real time mode, enabling quality control while recording and is capable of handling thousands of channels. Use of new transmission technologies also reduces limitations inherent to radio frequencies. We expect that the combination of Sercel expertise in seismic recording and new skills arising from Vibtech’s development group will help expand the

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

capabilities of the Sercel portfolio of products and integrate advanced wireless technology with its latest generation products. The cash consideration of the transaction amounts to €49.5 million (GBP33.3 million) and a preliminary valuation, with a technological asset being valued at €11.6 million more (GBP7.8 million), leads to preliminary goodwill amounting to €36.3 million. The cash acquired amounts to €1.3 million (GBP 0.9 million).

     • Veritas

On September 5, 2006, CGG had entered into a definitive merger agreement with Veritas whereby CGG would acquire Veritas in part cash, part stock transaction. The merger was completed on January 12, 2007 upon satisfaction of the closing conditions of the merger agreement. The combined company has been renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGG Veritas”, and is listed on both Euronext Paris and the New York Stock Exchange (in ADS form). The trading symbol of the combined company’s ADS on the New York Stock Exchange is “CGV”.

At the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock is $85.50 and the per share stock consideration is 2.0097 CGG Veritas ADSs upon the election of Veritas’ shareholders. Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:

•	33,004,041 of the shares, or 81.7%, had elected to receive cash,

•	5,788,701 of the shares, or 14.3%, had elected to receive CGG ADSs; and

•	1,627,741 of the shares, or 4.0%, did not make a valid election.

Stockholders electing cash received, on average, 0.9446 CGV ADSs and $45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGV ADSs per share of Veritas common stock. In aggregate, $1.5 billion and 46.1 million shares of CGV ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of CGGV’s ADS at U.S. $40.5, the total consideration of the merger amounts to U.S. $3.5 billion.

Based on these assumptions, the preliminary estimated purchase price allocation of the Veritas merger in 2007 is as follows:

(in million of U.S. dollars)

Total acquisition price	3,500
Cash and cash equivalents acquired	100
Fair value of intangible assets acquired	600
Fair value of tangible assets acquired	200
Other assets and liabilities acquired, net	—
Preliminary fair value of acquired net assets	900
Preliminary goodwill	2,600

This purchase price allocation is preliminary at January 12, 2007 and could be adjusted during the twelve months period following this date.

  — during 2005

     • PT Alico

On February 14, 2005, we ended our cooperation agreements with PT Alico, an Indonesian company. On that date, PT Alico, which was fully consolidated in our accounts until 2004 as a consequence of our contractual relationship with them, was excluded from our scope of consolidation. Under our agreements with PT Alico, we

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

indemnified them against certain specific risks. This liability is limited and was accrued in our financial statements as of December 31, 2004. The liability expired on June 30, 2006, since then we have no further commitment to PT Alico or its shareholders.

     • CGG Vostok

On July 27, 2005, we funded a new fully owned company in Russia named CGG Vostok. This company will undertake seismic services activities and is consolidated.

     • Exploration Resources

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

The total cost to us of the acquisition was €303.3 million, including €8.6 million related to acquisition fees and including the price of the shares acquired in October 2005. The reassessment of Exploration Resources’ net assets, along with a seismic business economic perspective, led us primarily to an increase in the book value of the acquired vessels (by €116.5 million at September 1, 2005) and to recognize the corresponding deferred tax liabilities. The vessels were valued using a valuation methods based on an estimate of, the present value of future cash flows that they will generate..

On the basis of these elements, the purchase accounting for Exploration Resources at historical rates is as follows at December 31, 2006:

(in million of euros)

Total acquisition of Exploration Resources shares	294.7
Acquisition fees	8.6

Total acquisition price	303.3
Cash and cash equivalents acquired	37.4
Fair value of fixed assets acquired	188.7
Deferred tax liabilities net assumed	(31.9)
Other assets and liabilities acquired	(70.8)
Definitive fair value of net assets acquired	123.4
Definitive goodwill	179.9

The reassessment of the fair value Exploration Resources’ assets resulted in a definitive goodwill of €179.9 million at December 31, 2006.

The results of Exploration Resources are included in our consolidated financial statements from September 1, 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

For the year ended December 31, 2005, Exploration Resources contributed €28.8 million to the consolidated operating revenues of CGG Group and €6.4 million to the net consolidated income of CGG Group. If the business combination had occured at the beginning of the year, the loss for the Group would have been €21.5 million euros, mainly due to interest expense linked to the financing of the acquisition and the operating revenues would have been €932.1 million.

  — during 2004

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

On January 8, 2004, Sercel acquired a 51% share in Hebei Sercel Junfeng Geophysical, created from the Chinese company Hebei JunFeng Geophysical Co. Ltd. This company, main provider of geophones and seismic cables for the Chinese seismic market was issued from the activities of the national contractor BGP acquired by its management and its employees. The consideration for the transaction was €9.8 million and generated goodwill of €0.5 million. The other shareholders of the company are the management, the employees and the companies BGP and XPEIC, a Chinese geophysical equipment company.

On February 19, 2004, Sercel acquired Orca Instrumentation, a French company that develops and markets marine acquisition systems and underwater data transmission systems. The consideration for the transaction amounted to €1.3 million. As a result of the the recognition of development costs by €0.6 million, the final goodwill amounted to €0.2 million.

On March 3, 2004, Sercel completed the acquisition of Createch Industrie, a French company specialized in borehole measurement tools, borehole seismic tools and permanent borehole sensors. The consideration for the transaction amounted to €1.9 million. The recognition of development costs of €1.5 million contractual rights and of €0.4 million and the final goodwill amounted to €0.6 million.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE

Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31
	2006	2005	2004
	(in million of euros)

Trade accounts and notes receivable gross — current portion	207.5	240.0	159.4
Less: allowance for doubtful accounts	(8.3)	(6.2)	(4.4)

Trade accounts and notes receivables net — current portion	199.2	233.8	155.0

Trade accounts and notes receivable gross — long term portion	4.3	12.0	13.1
Less: allowance for doubtful accounts	—	—	—

Trade accounts and notes receivables net — long term portion	4.3	12.0	13.1

Recoverable costs and accrued profit, not billed	97.6	51.7	28.7

Total accounts and notes receivables	301.1	297.5	196.8

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

The long-term receivables as of December 31, 2006 amounted to €1.4 million for the geophysical services segment and to €2.9 million for the geophysical products segment. The long-term receivables as of December 31, 2005 amounted to €11.3 million for the geophysical services segment and to €0.7 million for the geophysical products segment. The long-term receivables as of December 31, 2004 amounted to €9.6 million for the geophysical services segment and to €3.5 million for the geophysical products segment.

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

Analysis of Inventories and work-in-progress is as follows:

	December 31, 2006			December 31, 2005			December 31, 2004
		Valuation			Valuation			Valuation
	Cost	Allowance	Net	Cost	Allowance	Net	Cost	Allowance	Net
	(in million of euros)

Geophysical services
— Consumables and spares parts	30.3	(1.1)	29.2	23.1	(1.1)	22.0	18.6	(1.0)	17.6
— Work in progress	8.0	—	8.0	7.6	—	7.6	5.4	—	5.4
Geophysical products
— Raw materials and spare parts	62.6	(8.0)	54.6	45.4	(6.9)	38.5	27.4	(6.1)	21.3
— Work in progress	73.8	(4.3)	69.5	51.0	(5.7)	45.3	34.9	(4.6)	30.3
— Finished goods	30.3	(2.9)	27.4	30.1	(4.0)	26.1	16.0	(3.8)	12.2

Inventories and work in progress	205.0	(16.3)	188.7	157.2	(17.7)	139.5	102.3	(15.5)	86.8

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The item « Work in progress » for Geophysical Services includes transit costs of seismic vessels that are deferred and recognized over the contract period from the date when services are performed on a proportional performance method based on the technical progress ratio..

The variation of inventories and work in progress is as follows:

	December 31,	December 31,	December 31,
Variation of the period	2006	2005	2004
	(in million of euros)

Balance at beginning of period	139.5	86.8	62.4
Variations	39.3	46.6	9.5
Movements in valuation allowance	0.7	(1.3)	6.9
Change in consolidation scope	3.1	1.1	7.5
Change in exchange rates	(4.6)	4.3	(1.5)
Others	10.7	2.0	2.0

Balance at end of period	188.7	139.5	86.8

The additions and deductions in valuation allowances for inventories and work-in-progress are presented in the statement of operations as “Cost of sales”.

NOTE 5 — OTHER CURRENT ASSETS

Detail of other current assets is as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Personnel and other tax assets	15.4	16.0	5.5
Fair value of financial instruments (see note 14)	8.8	—	8.9
Other miscellaneous receivables	18.1	11.6	18.9
Supplier prepayments	10.6	3.7	8.2
Assets of retirement indemnity plans	0.4	1.8	—
Prepaid expenses(a)	9.8	8.4	7.2

Other current assets	63.1	41.5	48.7

(a)	includes principally prepaid rent, vessel charters.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 6 — ASSET VALUATION ALLOWANCE

Details of valuation allowances recorded against assets are as follows:

	December 31, 2006
		Additions/
	Balance at	Deductions		Balance
	beginning	charged in		at end
	of year	income	Others(a)	of period
	(in million of euros)

Trade accounts and notes receivables	6.2	2.3	(0.2)	8.3
Inventories and work-in-progress	17.7	(0.7)	(0.7)	16.3
Tax assets	0.3	0.5	—	0.8
Other current assets	1.4	(0.7)	—	0.7
Loans receivables and other investments	1.3	(0.2)	(0.1)	1.0

Total assets valuation allowance	26.9	1.2	(1.0)	27.1

(a)	includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2005
		Additions/
	Balance at	Deductions		Balance
	beginning	charged in		at end
	of year	income	Others(a)	of period
	(in million of euros)

Trade accounts and notes receivables	4.4	2.3	(0.5)	6.2
Inventories and work-in-progress	15.4	1.3	1.0	17.7
Tax assets	—	—	0.3	0.3
Other current assets	0.7	0.7	—	1.4
Loans receivables and other investments	2.0	(0.7)	—	1.3

Total assets valuation allowance	22.5	3.6	0.8	26.9

(a)	includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2004
		Additions/
	Balance at	Deductions		Balance
	beginning	charged		at end
	of year	in income	Others(a)	of period
	(in million of euros)

Trade accounts and notes receivables	3.9	(0.1)	0.6	4.4
Inventories and work-in-progress	22.7	(6.9)	(0.4)	15.4
Other current assets	0.6	0.1	—	0.7
Loans receivables and other investments	2.0	0.2	(0.2)	2.0

Total assets valuation allowance	29.2	(6.7)	(0,0)	22.5

(a)	includes the effects of exchange rate changes and changes in the scope of consolidation.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 7 — INVESTMENTS AND OTHER FINANCIAL ASSETS

Detail of investments and other financial assets is as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Other financial investments:
Non-consolidated investments	8.9	3.7	2.8
Loans and advances(a)	6.8	7.3	6.3
Other	3.5	4.3	3.4

Total	19.2	15.3	12.5

(a)	includes loans and advances to companies accounted for under the equity method at December 31, 2006 for €6.0 million, at December 31, 2005 for €6.6 million, and at December 31, 2004 for €5.8 million.

Non-consolidated investments included in «Other financial investments» are presented as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Cybernetix	4.1	—	—
Tronic’s Microsystems SA	3.9	3.5	2.6
Other investments in non-consolidated companies	0.9	0.2	0.2

Total investments in unconsolidated companies	8.9	3.7	2.8

The Group’s shareholding in Cybernetix was 21% interest and 17% of voting rights at December 31, 2006.

The Group’s shareholding in Tronic’s Microsystems S.A. was 15.9% at December 31, 2006, 14.70% at December 31, 2005 and 12.45% at December 31, 2004.

NOTE 8 — INVESTMENTS IN COMPANIES UNDER EQUITY METHOD

The variation of “Investments in companies under equity method” is as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Balance at beginning of period	43.9	30.8	27.0
Investments made during the year	1.0	—	—
Equity in income	10.1	13.0	10.3
Dividends received during the period, reduction in share capital	(4.3)	(4.5)	(4.8)
Changes in exchange rates	(4.5)	4.6	(1.7)

Balance at end of period	46.2	43.9	30.8

The investments in 2006 correspond to the subscription of the capital increase in VS Fusion LLC.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Investments in companies accounted for using the equity method are comprised of:

	December 31,
	2006	2005	2004
	(in million of euros)

Argas	37.5	36.5	23.7
Geomar	5.4	5.5	5.6
JV Xian Peic/Sercel Limited	2.4	2.4	2.2
VS Fusion LLC	0.9	(0.5)	(0.7)

Investments in companies accounting for using the equity method	46.2	43.9	30.8

Investments in companies accounted for using the equity method are presented at December 31, 2005 in the balance sheet as “Investments in companies under the equity method” for €44.4 million in assets and as “Provisions — non-current portion” by €0.5 million in liabilities.

The net contribution to equity of affiliates accounted for under the equity method is as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Argas	33.2	32.2	19.4
Geomar	(0.2)	(0.2)	—
JV Xian Peic/Sercel Limited	0.9	0.8	0.6
VS Fusion LLC	(0.3)	(0.5)	(0.7)

Total	33.6	32.3	19.3

The key figures relating to Argas’s financial statements are as follows:

	2006	2005	2004
	(in million of euros)

Current assets	65.5	57.5	41.9
Fixed assets	21.0	33.5	23.7
Current liabilities	3.7	3.5	5.7
Non current liabilities	4.6	8.7	2.6
Gross revenue	81.1	76.3	70.0
Operating profit	15.5	19.6	21.6
Income from continuing operations before extraordinary items and cumulative effect of change in accounting principle	17.1	20.4	21.3

Net income	17.1	20.4	21.3

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

Analysis of “Property, plant and equipment” is as follows:

	December 31
	2006			2005
		Accumulated			Accumulated		2004
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in million of euros)

Land	4.7	(0.2)	4.5	4.7	(0.2)	4.5	4.2
Buildings	62.2	(31.6)	30.6	60.3	(29.6)	30.7	27.7
Machinery & equipment	447.6	(263.9)	183.7	457.0	(295.9)	161.1	80.4
Vehicles & vessels	322.8	(101.4)	221.4	373.1	(104.3)	268.8	80.2
Other tangible assets	36.4	(26.9)	9.5	35.8	(25.9)	9.9	9.5
Assets under constructions	5.5	—	5.5	5.1	—	5.1	2.1

Total Property, plant and equipment	879.2	(424.0)	455.2	936.0	(455.9)	480.1	204.1

In addition, seismic equipments no longer in use and held for sale are reclassified as “Assets held for sale” for €0.4 million at December 31, 2006.

Seismic equipment, no longer in use and held for sale, was reclassified as “Assets held for sale” for €3.5 million at December 31, 2005. The seismic equipment was sold in February 2006 for €4.6 million.

Property, plant and equipment are land, buildings and geophysical equipment recorded under capital leases are as follows:

	December 31
	2006			2005
		Accumulated			Accumulated		2004
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in million of euros)

Land and buildings under capital leases	—	—	—	5.9	(0.2)	5.7	5.8
Geophysical equipment and vessels under capital leases	72.6	(22.1)	50.5	101.7	(25.5)	76.2	8.6
Other tangible assets under capital leases	0.5	(0.5)	—	0.5	(0.5)	—	0.1

Total Property, plant and equipment under capital leases	73.1	(22.6)	50.5	108.1	(26.2)	81.9	14.5

In July 2006, the time charter party agreement of our seismic vessel, the Laurentian, has been renewed with modified contractual conditions and still qualifies as a capital lease. The total lease obligation is approximately U.S.$20.8 million (€16 million) over its three-year term. The net present value of future lease payments under the capital lease was approximately U.S.$7.8 million (€6 million) and the remaining part of the obligation is accounted for as operating expenses over the agreement duration. The capital lease amount is depreciated over the agreement duration.

In 2005, the time charter party agreement of the seismic vessel “Geochallenger” was qualified as a capital lease. The total lease obligation was U.S.$36.2 million (€30.7 million) over 5 years plus a residual value amounting to NOK 230 million (€30 million). Part of this lease obligation related to operating expenses and the net present value of the future lease payments under capital lease (including the residual value) amounted to U.S.$54.8 million (€45.6 million).

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In April 2005, the time charter party agreement of the seismic vessel “Laurentian” had been renewed with modified contractual conditions. As a result, it had been qualified as a capital lease. The total lease obligation was U.S.$27.8 million (€23.6 million) over 3 years plus a residual value amounting to U.S.$7.3 million (€6.2 million). Part of this lease obligation related to operating expenses and the net present value of the future lease payments under capital lease (including the residual value) amounted to U.S.$16.8 million (€14.2 million).

In 2004, the seismic vessels “Föhn” and “Harmattan” and one chase boat had been included in purchases of assets recorded under capital leases for a total amount of €8.7 million.

Depreciation of assets recorded under capital leases is determined on the same basis as owned-assets and is included in depreciation expense.

Included in assets recorded under capital leases are land and buildings of one of the Group’s French offices in Massy, which were sold under a sale and leaseback agreement in 1990, which included a purchase option that was exercised in 2006. The assets are maintained at their original cost and the buildings continue to be depreciated over their initial estimated useful lives.

The variation of the period for tangible assets is as follows :

	December 31,
	2006	2005	2004
	(in million of euros)

Balance at beginning of period	480.1	204.1	215.8
Acquisitions	133.3	107.7	41.1
Acquisitions through capital lease	0.1	17.4	8.7
Depreciation	(92.8)	(67.9)	(58.0)
Disposals	(3.6)	(6.0)	(1.9)
Changes in exchange rates	(41.1)	35.2	(8.9)
Change in consolidation scope	(6.5)	195.1	8.8
Reclassification of seismic equipments as “Assets held for sale”	(0.4)	(3.5)	—
Other	(13.9)	(2.0)	(1.5)

Balance at end of period	455.2	480.1	204.1

The change in consolidation scope in 2006 corresponds to the adjustment in the estimated fair value of assets acquired and liabilities assumed from the acquisition of Exploration Resources.

The change in consolidation scope in 2005 corresponds to the acquisition of Exploration Resources.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Reconciliation of acquisitions with the cash-flow statement and capital expenditures in note 18 is as follows:

	December 31, 2006	December 31, 2005
	(in million of euros)	(in million of euros)

Acquisitions of tangible assets (excluding capital lease) — see above	133.3	107.7
Development costs capitalized — see note 20	11.9	8.1
Additions in other tangible assets (excluding non-exclusive surveys) — see note 10	4.1	2.3
Variance of fixed assets suppliers	(0.1)	(1.0)

Total purchases of tangible and intangible assets according to cash-flow statement	149.2	117.1

Acquisitions through capital lease — see above	0.1	17.4
Increase in multi-client surveys — see note 10	61.5	32.0
Less variance of fixed assets	0.1	1.0

Capital expenditures according to note 19	210.9	167.5

Repairs and maintenance expenses

Repairs and maintenance expenses included in cost of operations amounted to €36.0 million in 2006, €22.5 million in 2005 and €18.3 million in 2004.

NOTE 10 — INTANGIBLE ASSETS

Analysis of intangible assets is as follows:

	December 31
	2006			2005
		Accumulated			Accumulated		2004
	Gross	depreciation	Net	Gross	depreciation	Net	Net
			(amounts in million of euros)

Multi-client surveys	543.3	(471.5)	71.8	568.4	(474.8)	93.6	124.5
Development costs capitalized	40.1	(8.5)	31.6	29.2	(3.9)	25.3	18.3
Software	28.8	(21.5)	7.3	25.9	(19.5)	6.4	7.4
Other intangible assets	30.1	(13.2)	16.9	19.6	(8.6)	11.0	12.5

Total intangible assets	642.3	(514.7)	127.6	643.1	(506.8)	136.3	162.7

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	December 31,
Variation of the period	2006	2005	2004
	(in million of euros)

Balance at beginning of period	136.3	162.7	159.1
Increase in multi-client surveys	61.5	32.0	51.1
Development costs capitalized	11.9	8.2	4.6
Others acquisitions	4.1	2.3	1.7
Depreciation on multi-client surveys	(80.6)	(69.6)	(66.5)
Other depreciation	(13.2)	(8.4)	(7.8)
Disposals	—	—	(0.9)
Changes in exchange rates	(4.0)	9.0	(5.1)
Change in consolidation scope	11.4	—	26.3
Other	0.2	0.1	0.2

Balance at end of period	127.6	136.3	162.7

Change in consolidation scope in 2006 relates to technology acquired in Sercel Vibtech’s purchase accounting.

Change in consolidation scope in 2004 relates to customer relationships and technology acquired in the purchase accounting of Sercel’s 2004 acquisitions.

NOTE 11 — GOODWILL

Analysis of goodwill is as follows:

	December 31
	2006	2005	2004
	(amounts in million of euros)

Goodwill of consolidated subsidiaries	267.4	252.9	62.5

	December 31,
Variation of the period	2006	2005	2004
	(in million of euros)

Balance at beginning of period	252.9	62.5	58.2
Additions	35.6	177.1	7.0
Adjustments	2.9	—	—
Changes in exchange rates	(24.0)	13.3	(3.3)
Other	—	—	0.6

Balance at end of period	267.4	252.9	62.5

The additions to goodwill in 2006, corresponds to the goodwill arising on the acquisition of Vibtech (renamed Sercel Vibtech) for €35.6 million (GBP 24.4 million). The goodwill arising on the acquisition of Exploration Resources was adjusted for €2.9 million, according to the adjustment of the fair value of Exploration Resources’ acquired assets and assumed liabilities, and is presented as “Goodwill adjustments”. The final goodwill of Exploration Resources amounts to €179.9 million.

The additions to goodwill in 2005, corresponded to the preliminary U.S.$216 million goodwill of the acquisition of Exploration Resources ; this goodwill was initially allocated, based on business plans, to the cash generated units SBU Offshore and SBU Processing for U.S.$183.6 million and U.S.$32.4 million respectively.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The result of the different impairment tests performed as of December 31, 2006 2005 and 2004 is that no impairment charge was recorded in either year.

Key assumptions used in the determination of value in use

In 2006, impairment tests were performed for the following cash generating units:

—	the Products segment level: test of the net book value of the goodwill

—	the Offshore SBU: test of the historical multi-client library net book value and of the tangible assets net book value, which results notably from the 2001 Aker purchase accounting, from the assets acquired in 2005 Exploration Resources purchase accounting and of the goodwill, corresponding mainly to the goodwill booked from Exploration Resources purchase accounting in 2005

—	the Processing SBU: test of the goodwill, corresponding mainly to the goodwill booked from Exploration Resources purchase accounting in 2005

—	the Land SBU level: test of the net book value of assets.

For the tests performed on the Products segment, the Land SBU, the Offshore SBU and the Processing SBU, the recoverable value was determined based on discounted expected cash-flows with the following parameters:

•	forecasted cash-flows estimated in the 5-year business plans deemed on the basis of the average medium term exchange rate €1 equals U.S.$1.30; and

•	discount ratios corresponding to the respective sector weighted average cost of capital (WACC):

— 9.06% for the Products segment (corresponding to a pre-tax rate of 12.98%);

— 8.29% for the multi-client library (corresponding to a pre-tax rate of 23.76%);

— 8.44% for the whole Offshore SBU (corresponding to a pre-tax rate of 10.34%); and

— 8.67% for the Processing SBU (corresponding to a pre-tax rate of 12.48%)

— 8.83% for the Processing SBU (corresponding to a pre-tax rate of 13.62%).

Sensitivity to changes in assumptions

		Excess of the
		expected future
		discounted	Sensitivity to a	Sensitivity to an
		cash-flows over	reduction of one	increase of one
		the net book	point on the	point on the
	Goodwill	value of assets	discount rate	discount rate
	in million of euros

Products segments	86.6	1,160.2	+180.6	−144.6
Multi-client library	—	94.2	+3.7	−3.5
Offshore SBU	154.5	343.7	+129.6	−102.2
Processing SBU	26.3	79.1	+19.3	−15.2
Land SBU	—	34.9	+11.2	−9.0

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 12 — OTHER CURRENT LIABILITIES

The analysis of other current liabilities is as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Value added tax and other taxes payable	15.7	12.9	7.7
Deferred income	7.0	10.6	3.9
Fair value of financial instruments (see note 14)	0.6	4.7	—
Other liabilities	8.0	7.0	11.2

Other current liabilities	31.3	35.2	22.8

NOTE 13 — GROSS FINANCIAL DEBT

Analysis of financial debt by type is as follows:

	December 31
	2006			2005
		Non-			Non-		2004
	Current	current	Total	Current	current	Total	Total
	(amounts in million of euros)

Outstanding bonds	—	245.5	245.5	—	146.3	146.3	210.0
Bank loans	26.2	69.0	95.2	135.9	28.8	164.7	11.9
Capital lease obligations	9.0	46.5	55.5	20.1	67.3	87.4	24.8

Sub-total	35.2	361.0	396.2	156.0	242.4	398.4	246.7

Bank overdrafts	6.5		6.5	9.3		9.3	2.8
Accrued interest	2.9		2.9	1.9		1.9	2.9

Gross financial debt	44.6		405.6	167.2		409.6	252.4

Analysis of financial debt by currency is as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Euro	1.5	11.8	18.7
U.S. dollar	394.6	385.6	226.0
Other currencies	0.1	1.0	2.0

Total	396.2	398.4	246.7

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Analysis of financial debt by interest rate is as follows:

	December 31,
	2006		2005	2004
	(in million of euros)

Variable rates (average effective rate December 31, 2006: 6.34%, 2005: 7.60%, 2004: 2.76%)	85.3	(1)	156.6	15.4
Fixed rates (average effective rate December 31, 2006: 7.30%, 2005: 7.06%, 2004: 11.07%)	310.9		241.8	231.3

Total	396.2		398.4	246.7

(1)	of which €62.3 million with maturity of more than one year

Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 9.40%, 7.81% and 9.17% at December 31, 2006, 2005 and 2004 respectively.

The impact of hedging instruments has not been considered in the above two tables.

Outstanding Bonds

  High Yield bonds (10 5/8% Senior Notes, maturity 2007)

On November 17, 2000, the Company issued U.S.$170 million aggregate principal amount of 10 5/8% Senior Notes due 2007 in the international capital markets. The net proceeds (approximately U.S.$164.9 million) was used to repay a portion of outstanding indebtedness under the existing syndicated credit facility and to fund the cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker (U.S.$25 million). A standard covenant package is attached to the bond, with a main incurrence test of coverage of interest expense by cash flow from operations. The Group was in compliance with the bond covenants on the date of issue, and at December 31, 2004.

On February 5, 2002, the Company issued in addition to the bonds issued on November 2000, bonds for a total principal amount of U.S.$55 million, with a maturity date in 2007 and with an annual fixed rate of 10 5/8%.

On January 26, 2005, in accordance with Board of Directors’ decision of December 8, 2004, the Company partially redeemed its 10 5/8% Senior Notes, up to a principal amount of U.S.$75 million. According to the indenture governing those notes, a premium representing 5.3125% of the total redemption amount, (U.S.$4.0 million) plus accrued interest were paid. The total cost of such redemption for the Company was therefore U.S.$79 million plus accrued interest of U.S.$1.3 million.

On May 31, 2005, the Company became liable for the remaining $150 million of 10 5/8% Senior Notes due 2007. According to the indenture governing those notes, a premium representing 5.3125% of the total redemption amount, (U.S.$8.0 million) was due. The premium and the write-off of the remaining deferred issuance cost linked to this redemption as well as the overlapped interests on the month of May 2005 amounted to €9.4 million and were recognized in the income statement as “Cost of financial debt” for the year ended December 31, 2005.

  High Yield bonds (7 1/2% Senior Notes, maturity 2015)

On April 28, 2005, the Company issued U.S.$165 million of 7 1/2% Senior Notes due 2015. The net proceeds were used to redeem and pay accrued interest on all U.S.$150 million outstanding aggregate principal of our existing 10 5/8% Senior Notes due 2007, on May 31, 2005 (see above).

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Those bonds include some covenants, specifically on capital expenditures, additional indebtedness subscriptions, pledge arrangements, sale and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.

In addition, the ratio of EBITDA to gross interest expenses has to be equals or greater than 3.

All those covenants were complied with at December 31, 2006. They were also complied with at December 31, 2005.

  High Yield bonds — Additional notes (7 1/2% Senior Notes, maturity 2015)

On February 3, 2006, we issued an additional $165 million principal amount of our dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 in a private placement with certain eligible investors. The notes were issued at a price of 103 1/4% of their principal amount, resulting in a Yield-to-Worst of 6.9%. The net proceeds from the notes were used on February 10, 2006 to repay the $140.3 million remaining outstanding under our $375 million bridge credit facility used to finance the acquisition of Exploration Resources. On August 17, 2006, U.S. $164 million in principal amount of these notes were exchanged for identical notes registered with the SEC.

Those bonds include some covenants, specifically on capital expenditures, additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.

In addition, the ratio of EBITDA to gross interest expenses has to be equals or greater than 3.

All those covenant were complied with at December 31, 2006.

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

The terms of the convertible bonds were amended as approved by the General Meeting of bondholders held on November 2, 2005, and approved by a General Meeting of CGG shareholders held on November 16, 2005. The early conversion period was open from November 17 to November 18 2005, inclusive. At the conclusion of the conversion period, 11,475 convertible bonds due 2012 were converted, leading to the issuance of 1,147,500 new shares. Thereafter 2,525 convertible bonds remained outstanding representing a nominal value of $15.3 million. The Group paid a total premium of $10.4 million (€8.9 million) to the bondholders who converted its bonds. This premium has been recognized as a charge under the line item “Other financial income (loss)” in the income statement for the year ended December 31, 2005. In addition, the write-off of the deferred issuance costs linked to this redemption amounted to €3.7 million and has been recognized as a charge under the line item “Other financial income (loss)” in the income statement for the year ended December 31, 2005 (see note 23).

A component of our convertible bonds due 2012 issued on November 4, 2004 and denominated in US dollars constitutes an embedded derivative as the shares to be issued upon conversion are denominated in Euro. A portion of the issuance proceeds was deemed to relate to the fair value of the derivative on issuance and subsequent changes in fair value of the derivative are recorded through earnings. The allocation of a portion of the proceeds to the derivative created a discount on issuance that is being amortized to earnings over the life of the bonds.

The fair value of the embedded derivative has been determined using a binomial model. The fair value increased from €10.4 million at the initial recognition of the debt to €33.9 million at December 31, 2004, then to €11.3 million at December, 31, 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The movement in 2005 fiscal year corresponds, on the one hand, to the increase in the value of the derivative of €11.5 million and, on the other hand, to the reclassification of €34.1 million in reserves for the portion of the derivative related to the bonds that were early converted on November 17, 2005.

The global increase in the fair value of the derivative of €11.5 million comprises of a €6.3 million increase in the fair value of the derivative related to the 11 475 bonds effectively converted in shares in November 2005 and a €5.2 million increase in the fair value of the derivative related to the 2 525 convertible bonds outstanding at December 31, 2005. Those increases in the fair value of the derivative are explained by the strengthening of the US dollar against the Euro and the increase in the CGG share price, acknowledged that, with regards to the derivative related to the bonds effectively converted in November 2005, the fair value was reduced by the time-component as a result of the early conversion in shares, for an amount of €8.9 million.

This resulted in aggregate expense of €11.5 and €23.5 million in the year ended December 31, 2005 and December 31, 2004 respctively, accounted for as “Variance on derivative on convertible bonds” in the income statement (see note 23).

The main assumptions used for the year-end valuation are an implicit volatility of 27% and a credit-risk premium of 4.5% at December 31, 2004 and an implicit volatility of 37% and a credit-risk premium of 3.4% at December 31, 2005.

The indenture of the Bonds states that, in case of fundamental change (shares or American depositary shares ceasing to be listed on the New York Stock Exchange, sale of a substantial part of the assets of the Company, liquidation or dissolution of the Company, change of control of the Company), any bondholder may require the Company to redeem its Bonds and to pay, in addition to the principal amount of the Bonds, an amount equal to the amount of basic interest at a rate of 7.75% that would have accrued on the Bonds until maturity for a maximum period of five years. This provision may trigger a payment by the Company of a maximum of U.S.$6 million in additional interest. At December 31, 2004 and at December 31, 2005, no expense related to this clause was booked since its realization is unlikely.

Approximately $70 million of our $85 million 7.75% convertible bonds due 2012 were converted in November 2005. A general meeting of bondholders, held on April 5, 2006, and a general meeting of CGG shareholders, held on May 11, 2006, approved a change to the terms and conditions of the remaining convertible bonds to grant bondholders a right to receive a cash payment upon immediate conversion of the bonds. The early conversion period was open on May 12, 2006 only. At the conclusion of the conversion period, all the remaining 2,525 convertible bonds were converted, leading us to issue of 274,914 new shares of CGG and pay a total premium of $2.1 million (€1.6 million) to the converting bondholders. This premium has been recognized as an expense under the line item “Derivative and other expenses on convertible bonds” in our income statement for the twelve months period ended December 31, 2006. In addition, we wrote-off the deferred issuance costs attached to the remaining 2,525 convertible bonds in connection with the early conversion, corresponding to a €0.7 million expense under the line item “Derivative and other expenses on convertible bonds” in our income statement for the twelve months ended December 31, 2006 (see note 23).

The fair value of the derivative increased from €11.3 million at December 31, 2005 to €32.0 million at May 12, 2006 when the remaining 2,525 convertible bonds due 2012 were converted. At the conversion, the derivative of €32.0 million was reclassified to retained earnings in the balance sheet.

The increase in the value of the derivative of €20.7 million from January 1, 2006 to May 12, 2006 is explained principally by the increase in CGG share price, taking into account that the value was reduced by the time component upon the conversion in shares for an amount of €1.6 million. The corresponding income was accounted under the line item “Derivative and other expenses on convertible bonds”.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Bank loans

At December 31, 2006, €83.7 million of bank loans were secured by tangible assets and receivables.

At December 31, 2006, the Group had €12.6 million available in unused short-term credit lines and overdraft facilities and €15.2 million in unused long-term credit lines.

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

The credit facility bears interest at a graduated rate beginning with a base margin, depending on the credit rating assigned by either Moody’s or Standard & Poor’s to our outstanding U.S.$165 million 7 1/2% senior notes due 2015 (4.25% at BB−/Ba3 or higher, 5.25% at B+/B1, 5.75% at B/B2 and 6.25% at B−/B3 or lower), over US$ LIBOR until March 1t, 2006, plus 0.50% from March 1, 2006 until June 1, 2006, plus 1.00% from June 1, 2006 until September 1st, 2006 plus 2.00% from September 1, 2006 until the repayment. The interest expense represents €10.4 million for the year ended December 31, 2005.

In order to comply with the conditions of the acquisitions of Exploration Resources shares noted above, we obtained waivers from the lenders under our U.S.$60 million syndicated credit facility dated March 12, 2004 of the negative pledge and any other relevant provisions hereunder, as well as amendments to the financial covenants (see below).

As a consequence of the capital increase dated December 16, 2005, we repaid, on December 23, 2005, $234.7 million of the $375 million which had been drawn on this credit facility. The unamortized portion of the deferred expenditures linked to this redemption amounted to €3.8 million and were recognized in the income statement as “Cost of financial debt” at December 31, 2005. At December 31, 2005, we have drawn down $140.3 million (€118.9 million), which was effectively repaid on February 10, 2006. The net proceeds from the notes issued on February 3, 2006 were used on February 10, 2006 to repay the $140.3 million which remained outstanding under our $375 million bridge credit facility used to finance the acquisition of Exploration Resources. We agreed to maintain some provisions under the bridge loan agreement: those were respected at December 31, 2005 and were invalid and void from February 10, 2006. The corresponding interest expense amounted to €2.0 million in 2006.

  Syndicated credit facility (unused long-term credit line)

On March 12, 2004, CGG, CGG Marine and Sercel signed a revolving credit facility agreement of U.S.$60 million with banks and financial institutions acting as lenders. The purpose of this agreement was notably to replace the multi-currency facility agreement dated September 15, 1999 as amended on August 31, 2000, which was cancelled.

This credit facility agreement requires that certain ratios should be respected. Those ratios were modified when the U.S.$375 million credit facility agreement was signed on September 1, 2005 (see above), by a waiver dated August 31, 2005 and approved by the lenders. The new ratios to be respected, calculated from consolidated financial statements of the Group are the followings:

(a)	the ratio of net debt over equity should not exceed 2.50;

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)	the ratio of net debt over Adjusted EBITDA (ORBDA) should not exceed (i) 2.00 on the 12-month periods ending December 31, 2003, June 30, 2004 and December 31, 2004, (ii) 1.75 on the 12-month periods ending June 30, 2005, (iii) 2.50 on the 12-month period preceding December 31, 2005 and (iv) 2.00 on the following 12-month periods; and

(c)	the ratio of net debt (in USD at closing rate) over cash-flow from operations on a rolling 12-month period calculated at average rate of the period should not exceed (i) 4.00 on the 12-month periods ending December 31, 2003 and June 30, 2004, (ii) 3.75 on the 12-month periods ending December 31, 2004, (iii) 3.50 on the 12-month period ending June 30, 2005, (iv) 3.00 on the following 12-month periods.

The ratios calculated at December 31, 2006 met the required conditions.

The lenders were granted a lien on the accounts receivable of CGG, CGG Marine and Sercel S.A. The facility has a term of three years until March 11, 2007 and has been amortized for one third at March 11, 2006, and for two thirds at September 11, 2006.

In 2006, our syndicated credit facility dated March 12, 2004 of U.S.$60 million was reduced to U.S.$20 million. At December 31, 2006, this facility was not drawn. This facility was cancelled on January 10, 2007 (see note 30).

  Additional asset financing agreement

On March 13, 2006, CGG Marine Resources Norge AS concluded an asset financing agreement for U.S.$26.5 million with a bank. The purpose of this agreement was to finance the acquisition of newly-developed “Sentinel” streamers for the vessel Symphony. This financing agreement is guaranteed by a pledge on the streamers. At December 31, 2006, this facility was fully drawn.

  Additional credit facility

On March 29, 2006, Exploration Resources concluded a credit facility of U.S.$70 million. The proceeds from this credit facility were used to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and seismic equipment for the vessels C-Orion and Geo-Challenger. At December 31, 2006, this facility was fully drawn.

  U.S.$ 1,600 million new bridge loan (unused credit line at December 31, 2006)

On November 22, 2006, we entered into a single currency U.S.$1.6 billion term credit facility in order to finance the acquisition of Veritas. At December 31, 2006, this facility was not drawn. This credit facility was drawn for U.S.$ 700 million at January 12, 2007 and was totally repaid at February 9, 2007 with the issuance of bonds for U.S.$600 million (see note 30) and the use of cash for U.S.100 million.

NOTE 14 — FINANCIAL INSTRUMENTS

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

the euro has a positive effect. In addition, the Group’s exposure to fluctuations in the euro/ U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At December 31, 2006, at December 31, 2005 and at December 31, 2004, the Group’s financial debt denominated in U.S. dollars amounted to U.S.$519.7 million (€394.6 million), U.S.$454.9 million (€385.6 million) and U.S.$307.8 million (€226.0 million), respectively.

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

Details of forward exchange contracts are as follows:

	December 31,
	2006	2005	2004

Forward sales of U.S. dollars against euros
Notional amount (in millions of US$)	305.9	183.6	127.0
— of which forward sales qualifying as cash-flow hedges	305.9	183.6	108.4
— of which forward sales not qualifying as cash-flow hedges	—	—	18.6
Weighted average maturity	94 days	91 days	96 days
Weighted average forward U.S.$/Euro exchange rate	1.2619	1.2048	1.2453
Forward sales of U.S. dollars against British pounds
Notional amount (in millions of US$)	21.9	6.5	—
— of which forward sales qualifying as cash-flow hedges	21.9	6.5	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	123 days	90 days	—
Weighted average forward U.S.$/£ exchange rate	1.8956	1.8871	—

Effect of forward exchange contracts on financial statements are as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Carrying value of forward exchange contracts (see notes 5 and 12)	8.8	(4.7)	8.9
Fair value of forward exchange contracts	8.8	(4.7)	8.9
Gains recognized in profit and loss (see note 21)	8.9	—	4.5
Losses recognized in profit and loss (see note 21)	—	(2.9)	—
Gains recognized directly in equity	8.7	—	3.7
Losses recognized directly in equity	—	(5.6)	—

Moreover, we apply a net investment hedge for a total amount of U.S.$85 million on the goodwill of Sercel Inc. and two seismic vessels acquired in 2002, hedged by our long-term financing in U.S. dollars (high-yield bond — see note 13).

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Interest rate risk management

No interest rate cap agreement was subscribed during 2006 and there is no former outstanding agreement at December 31, 2006.

Two interest rate swap agreements had been subscribed by Exploration Resources :

—	one on a variable rate loan in U.S. dollars to pay the interest at fixed rate of 4.75% and to receive interest at the variable rate of the loan, on the nominal amount of U.S. dollars 12 millions.

—	one on a variable rate loan in U.S. dollars to pay the interest at fixed rate of 6.77% and to receive interest at the variable rate of the loan, on the nominal amount of U.S. dollars 63 millions.

Effect of interest rate swap on financial statements are as follows:

	At December 31,
	2006	2005	2004
	(in million of euros)

Carrying value of interest rate swaps (see note 12)	(0,6)	—	—
Fair value of interest rate swaps	(0,6)	—	—
Gains recognized in profit and loss	—	—	—
Losses recognized in profit and loss	(0,6)	—	—
Gains recognized directly in equity	—	—	—
Losses recognized directly in equity	—	—	—

Fair value information

The carrying amounts and fair values of the Group’s financial instruments are as follows:

	2006		2005		2004
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
	(in million of euros)

Cash and cash equivalents	251.8	251.8	112.4	112.4	130.6	130.6
Bank overdraft facilities	6.5	6.5	9.3	9.3	2.8	2.8
Bank loans, vendor equipment financing and shareholder loans:
Variable rate	85.3	85.3	156.6	156.6	15.4	15.4
Fixed rate	310.9	369.2	241.8	244.0	231.7	254.8
Forward currency exchange contracts	8.7	8.7	(4.7)	(4.7)	8.9	8.9
Interest rate swaps	(0.6)	—	—	—	—	—

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

The market value of forward sales is assessed based on forward rates, available on the financial markets for similar maturities.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 15 — COMMON STOCK AND STOCK OPTION PLANS

The Company’s share capital at December 31, 2006 consisted of 17,597,888 shares, each with a nominal value of €2.

Rights and privileges related to ordinary shares

Ordinary shares give right to dividend. Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution amounted to €454.8 million at December 31, 2006.

Ordinary shares registered held for more than two years give a double voting right.

Issued Shares

In 2006, CGG issued 516,208 fully paid shares related to the following operations:

—	241,294 fully paid shares related to stock options exercised for which the company received net proceeds of €12.4 million;

—	274,914 fully paid ordinary shares issued on the conversion of 2,525 convertibles bonds being the remaining outstanding convertible bonds issued on November 4, 2004 with maturity date 2012 and;

Stock options

Pursuant to various resolutions adopted by the Board of Directors, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group.

Options granted under the provisions of the 1997 option plan expired on May 4, 2005.

Options granted under the provisions of the 2000 option plan which expires eight years from the date of grant could not generally be exercised before 2003 and for the options to subscribe 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before January 18, 2005.

Options granted under the provisions of the March 2001 option plan, which expires eight years from the date of grant, are vested by one fifth each year from March 2001 and could not generally be exercised before 2004 and for the options to subscribe for 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before January 18, 2005.

Options granted under the May 2002 option plan, which expires eight years from the date of grant, are vested by one fifth each year from May 2002 and could not generally be exercised before 2005. Moreover, for options to subscribe for 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before May 15, 2006.

Options granted under the May 2003 option plan, which expires eight years from the date of grant, are vested by one-fourth each year from May 2003 and could not generally be exercised before May 16, 2006. Moreover, for options to subscribe for 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before May 16, 2007.

Options granted under the May 2006 option plan, which expires eight years from the date of grant, are vested by one fourth each year from May 2006 and could not generally be exercised before May 2010. Moreover, for options to subscribe for 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before May, 2010. Out of the 202,500 options granted in May 2006, 136,000 were granted to the executive managers of the Group.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The exercise price of each option is the average market value of the share during the twenty-day period ending the day before the date the option is allocated.

Information related to options outstanding at December 31, 2006 is summarized below:

		Options
		outstanding at	Exercise price		Remaining
Date of Board of Directors’ Resolution	Options granted	Dec. 31. 2006	per share (€)	Expiration date	duration

January 18, 2000	231.000	39.625	45.83	January 17, 2008	12.5 months
March 14, 2001	256.000	147.297	65.39	March 13, 2009	26.5 months
May 15, 2002	138.100	97.124	39.92	May 14, 2010	40.5 months
May 15, 2003	169.900	164.711	14.53	May 14, 2010	52.5 months
May 11, 2006	202.500	201.950	131.26	May 14, 2014	88.5 months

Total	997.500	650.797

Company’s stock option activity, and related information for the years ended December 31 is summarized below:

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
	(weighted average exercise price in euro)

Outstanding-beginning of year	691.939	43.63€	809.050	48.95€	815.673	48.86€
Granted	202.500	131.26€	—	—	—	—
Adjustments following the capital increase	—	—	57.917	43.49€	—	—
Exercised	(241.294)	51.50€	(152.834)	53.86€	(1.500)	15.82€
Forfeited	(2.348)	48.36€	(22.194)	55.61€	(5.123)	44.39€

Outstanding-end of year	650.797	67.96€	691.939	43.63€	809.050	48.95€
Exercisable-end of year	379.307	42.21€	376.631	58.89€	56.662	61.03€

The average price of CGG share was €128.00 in 2006, €71.71 in 2005 and €44.06 in 2004.

Free shares

The General Shareholders’ Meeting dated May, 11, 2006 authorized the Board of Directors to implement a plan of allocation of free shares. The maximum number of free shares that may be allocated is 53,200 shares, out of which, 13,100 may be allocated to the executive managers of the Group.

Free shares are allocated according to the following plan:

—	Period of acquisition of the rights for allocation and realization of the conditions

Shares will be issued from May 11, 2008 if the realization of the conditions mentioned below has been enacted by the Board of Directors.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

—	General conditions of allocation

The beneficiaries would be allocated the shares, after the two-year acquisition period had expired, only if each beneficiary still has a valid employment contract with CGG or one of its subsidiaries (except specific conditions) at the date the two-year acquisition period expires and if the conditions of allocation are met.

     — Other conditions of allocations — Performance conditions

The Board of Directors also defined two general performance conditions of the Group based on:

•	the Group average consolidated net income per share over the year ended December 31, 2006 and 2007.

•	the average yearly return before tax on capital employed over the year ended December 31, 2006 and 2007 of either the Group, the Services segment, or the Products segment, according to which segment the beneficiary belongs to.

—	Holding Period of the allocated shares

Once allocated, the shares may not be sold for two years from the date of the actual allocation.

Compensation cost on stock-options and free shares

The following table lists the hypothesis used to value the 2003 and 2006 options plan and the 2006 free shares allocation plan according to IFRS 2 :

				Fair value per
	Options			share at the
	granted	Volatility	Risk-free rate	grant date (€)

2003 stock options plan	169.900	57%	3.9%	€11.13
2006 stock options plan	202.500	35%	3.8%	€74.83	(a)

			Achievement	Fair value per
	Free Shares	Annual	of performance	share at the
	granted	Turnover	Conditions	grant date (€)

2006 free shares allocation plan	53.200	2.5%	95%	€158.2	(b)

(a)	the hypothetical exercise date was estimated at May 11, 2012, corresponding to the mid-term between the last acquisition date (May 11, 2010) and the end of the plan (May 11, 2014)

(b)	corresponds to CGG share price at the date of allocation

According to IFRS 2, fair value of stock-options and free shares granted since November 7, 2002 must be recognized as an expense over the life of the plan. Detail of this expense is as follows:

	Year
	2006	2005	2004
	(in million of euros)

2003 stock options plan(a)	0.2	0.4	0.5
2006 stock options plan(b)	4.8	—	—
2006 free shares plan(c)	2.4	—	—

Total recognized expense according to IFRS 2	7.4	0.4	0.5

(a)	of which €0.1 million for the executive managers of the Group in 2006, €0.2 million in 2005 and €0.2 million in 2004

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)	of which €3.2 million for the executive managers of the Group in 2006

(c)	of which €0.6 million for the executive managers of the Group in 2006

NOTE 16 — PROVISIONS FOR LIABILITIES AND CHARGES

Detail of provisions for liabilities and charges is as follows:

	Balance at					Balance at
	31 December,		Deductions	Deductions		31 December,
	2005	Additions	(used)	(non used)	Others(a)	2006
	(in million of euros)

Provisions for onerous contracts	2.2	1.9	(4.6)	—	0.8	4.1
Provisions for restructuring costs	1.4	0.7	(0.1)	—	—	0.8
Provisions for litigations	0.7	0.1	(3.7)	—	(4.0)	8.3
Others provisions	6.1	2.0	(5.1)	(0.1)	4.8	4.5
Total short-term provisions	10.4	4.7	(13.5)	(0.1)	1.6	17.7
Customers Guarantee provisions	11.7	11.8	(3.7)	—	(1.4)	5.0
Retirement indemnity provisions	13.0	2.0	(0.7)	—	—	11.8
Other provisions	0.8	—	(0.3)	—	—	1.1
Negative value of investments in companies under the equity method	—	—	—	—	(0.5)	0.5
Total long-term provisions	25.5	13.8	(4.7)	—	(1.9)	18.4
Total provisions	35.9	18.5	(18.2)	(0.1)	(0.3)	36.1

(a)	includes the effects of exchange rates changes and acquisitions and divestitures

Customers Guarantee provisions

The increase of “Customers Guarantee provisions” is linked to the launch in 2006 of the Sentinel, the Sercel’s new generation of Marine solid streamers.

Negative value of investments in companies under the equity method

The negative value of VSF, a company accounted under the equity method, is presented at December 31, 2005 as “Provisions — non-current portion” for €0.5 million.

Retirement indemnity provisions

The Group records retirement indemnity provisions based on the following actuarial assumptions:

•	historical staff turnover and standard mortality schedule;

•	age of retirement between 60 and 65 years old in France and 67 years old in Norway; and

•	actuarial rate and average rate of increase in future compensation.

In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the management board of Sercel Holding; a contribution on this pension plan was paid for amounting to €2.1 million in 2005. No contribution was paid in 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The status of the retirement indemnity plans is as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Projected benefit obligation	21.0	18.2	13.2
Unamortized cost of past services(a)	(3.2)	(3.7)	—
Effect of changes in discount rates	—	—	—

Pension obligation	17.8	15.0	13.2

Service cost	1.4	1.6	0.6
Interest expense	0.9	0.7	0.5
Amortization of cost of past services	0.6	—	—
Amortization of loss arising from change in discount rate	—	(0.2)	(0.3)

Net expense of the year	2.9	2.1	0.8
Benefit payments	(0.5)	(0.4)	(0.2)
Actuarial gains and losses directly recognized in equity	1.1	—	—
Consolidation scope entries & currency translation	(0.7)	0.1	0.3

Net changes	2.8	1.8	0.9
Fair value of plan assets	5.2	5.0	2.2
Contributions paid	0.6	2.6	0.4
Expected return on plan assets	0.2	0.2	0.1
Consolidation scope entries & currency translation	(0.6)	—	—

Net changes	0.2	2.8	0.5
Net liability at end of the year	(13.0)	(11.8)	(11.0)
Net asset at end of the year	0.4	1.8	—
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate	4.50%	4.25%	4.00%
Average rate of increase in future compensation	3.00%	3.00%	3.00%
Average expected return on assets	4.00%	4.00%	5.50%

(a)	corresponds to the supplemental pension and retirement plan for the members of the Group’s Management Committee and members of the management board of Sercel Holding.

NOTE 17 — OTHER NON-CURRENT LIABILITIES

Detail of other non-current liabilities is as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Research and development subsidies	5.5	5.5	6.8
Profit sharing scheme	18.2	15.2	13.0

Other non-current liabilities	23.7	20.7	19.8

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 18 — CONTRACTUAL OBLIGATIONS. COMMITMENTS AND CONTINGENCIES

Contractual obligations — capital leases

The Group leases primarily land, buildings and geophysical equipment under capital lease agreements expiring at various dates during the next five years. These capital lease commitments include the sale-leaseback agreement with respect to the Group’s head office in Massy, for which we exercised the purchase option in January 2006.

On July 1, 2006, we renewed the time charter party agreement of our seismic vessel, the Laurentian, with modified contractual conditions that still qualified as a capital lease. The total lease obligation is approximately U.S.$20.8 million (€16 million) over its three-year term. The net present value of future lease payments under the capital lease is approximately U.S.$7.8 million (€6 million) and the remaining part of the obligation is accounted for as operating expenses over the agreement duration. The capital lease amount is depreciated over the agreement duration.

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

Contractual obligations — operating leases

Since April 1999, the Group has been operating the seismic vessel Alizé under a long-term charter agreement signed on December 31, 1998, valid for a period of eight years. In 2004, three lease agreements regarding two seismic vessels (“Föhn” and “Harmattan”) and one chase boat were qualified as capital leases and recorded as such for a total amount of €8.7 million in the balance sheet.

Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.

Rental expense was €73.5 million in 2006, €59.6 million in 2005 and €61.2 million in 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following table presents payments in future periods relating to contractual obligations as of December 31, 2006:

	Payments due by period
	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total
		(in million of euros)

Long-term debt (Note 13)	26.2	41.3	27.1	246.1	340.7
Capital Lease Obligations	11.7	18.1	33.8	—	63.6
Operating Leases	46.3	40.6	10.5	4.2	101.6
Other Long-term Obligations (bond interest)	18.8	37.6	37.6	65.8	159.8

Total Contractual Obligations	103.0	137.6	109.0	316.1	665.7

The following table presents reconciliation between capital lease obligations and capital lease debts as of December 31, 2006:

	Less than		After
	1 year	1-5 years	5 years	Total
	(in million of euros)

Capital Lease Obligations	11.7	51.9	—	63.6
Discounting	(2.7)	(5.4)	—	(8.1)
Capital lease debt (see note 13)	9.0	46.5	—	55.5

Other commitments

Outstanding commitments at December 31, 2006 include the following:

	December 31,
	2006	2005	2004
	(in million of euros)

Guarantees issued in favor of clients(a)	161.6	82.4	83.0
Guarantees issued in favor of banks(a)	21.8	26.3	13.7
Other guarantees(b)	25.5	14.2	13.3

Total	208.9	122.9	110.0

(a)	Guarantees issued in favor of clients relate mainly to guarantees issued by the Company to support bids made at the subsidiaries level.

(b)	Guarantees issued in favor of banks related mainly to guarantees issued by the Company to support credit facilities made at the subsidiaries level.

(c)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations.

In 2006, the increase in guarantees issued in favor of clients related mainly to guarantees issued in bids or contracts achievements. This increase is due to the growth in Group activities.

In 2006, other guarantees represent essentially the guarantees given to the Swiss legal authorities for the unemployment funds related to the employees of CGG I based in Geneva for €16.9 million. In 2005, they related essentially to the guarantees given to the Libyan customs authorities for the temporary admission of our seismic vessels in Libyan waters.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In 2005, the increase in guarantees in favor of banks related mainly to new credit facilities.

The Group had no significant commitment for capital expenditures at December 31, 2006.

The duration of the guarantees is as follows:

	Due date
	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total
	(in million of euros)

Guarantees issued in favor of clients	151.0	4.1	6.5	—	161.6
Guarantees issued in favor of banks	21.8	—	—	—	21.8
Other guarantees	25.5	—	—	—	25.5

Total	198.3	4.1	6.5		208.9

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

The Company has been sued by Parexpro (Portugal), for termination without cause of employment agreements and solicitation of a significant number of highly qualified staff in the field of reservoir evaluation, misappropriation of confidential information and documentation, clients, and loss of profits resulting there from.

In October 2003, the Lisbon Commercial Court declared itself unqualified to give a decision on this issue. The company Parexpro has appealed this decision.

In June 2005, Lisbon Appeal Court confirmed the decision of Lisbon Commercial Court and, in July 2005, Parexpro introduced a new assignation on the Lisbon Civil Court, targeting the same persons and companies on the same basis.

This new action is currently being processed by Lisbon Civil Court.

The Company does not expect this claim to have any material impact on the Group’s results of operation, financial position, or cash flows. Thus, no provision was recorded in the consolidated financial statements.

On September 29, 2006, CGG, CGG’s subsidiary CGG Marine and five directors and officers of these entities were named as defendants in a lawsuit brought by one of the main labor unions representing CGG employees for violation of French labor laws. The case relates to the employment by CGG and CGG Marine of international staff by a non-French subsidiary of CGG. Procedural hearings are scheduled for December 2006, but CGG considers it unlikely that the merits of the case would be addressed before the second quarter 2007. CGG is contesting this claim vigorously and does not expect it to have a material adverse affect on its financial position or profitability. Thus, no provision was recorded in the consolidated financial statements.

On October 20, 2006, a complaint was filed against CGG’s subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products infringe a U.S. patent allegedly owned by the plaintiffs. The plaintiffs have requested a permanent

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

injunction prohibiting Sercel Inc. from making, using, selling, offering for sale or importing the equipment in question into the United States and have sought an unspecified amount of damages. Sercel is confident that the products in question do not infringe any valid claims of the patent at in question and intends to contest this claim vigorously. While we do not believe this litigation will have a material adverse effect on our financial position or profitability, the complaint provides limited information, and the lawsuit is in its early stages. Thus, no provision was recorded in the consolidated financial statements, except for the fees related to prepare the defence.

NOTE 19 — ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC ZONE

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

Net sales originating in France include export sales of approximately €341 million in 2006, €189 million in 2005 and €231 million in 2004.

In 2006, the Group’s two most significant customers accounted for 9.0% and 3.2% of the Group’s consolidated revenues compared with 9.8% and 4.4% in 2005 and 6.8% and 5.4% in 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Analysis by operating segment

	Geophysical	Geophysical	Eliminations and		Consolidated
2006	services	products	Adjustments		Total
	(in million of euros)

Revenues from unaffiliated customers	792.0	537.5	—		1329.6
Inter-segment revenues	0.9	72.6	(73.4)		—

Operating revenues	792.9	610.1	(73.4)		1329.6
Other income from ordinary activities	1.8	—	—		1.8

Total income from ordinary activities	794.7	610.1	(73.4)		1331.4

Operating income (loss)	150.3	174.2	(35.5	)(a)	289.0

Equity income (loss) of investees	9.8	0.4			10.2
Capital expenditures(b)	200.3	29.8	(19.2)		210.9
Depreciation and amortization(c)	(177.2)	(18.1)	7.2		(188.1)
Corporate assets amortization	—	—	—		—
Investments in companies under equity method	—	—	—		—
Identifiable assets	1106.2	550.0	(181.0)		1475.2

Unallocated and corporate assets					306.9

Total assets					1782.1

of which equity method companies					46.2

Identifiable liabilities	508.8	243.9	(118.3)		634.4

Unallocated and corporate liabilities					247.8

Total liabilities					882.2

(a)	Includes general corporate expenses of €27.4 million for year ended December 31, 2006.

(b)	Includes (i) investments in multi-client surveys of €61.5 million, (ii) equipment acquired under capital lease of €0.1 million, (iii) capitalized development costs in the Services segment of €8.2 million, and (iv) capitalized development costs in the Products segment of €3.7 million for year ended December 31, 2006.

(c)	Includes multi-client surveys amortization of €80.6 million for year ended December 31, 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Geophysical	Geophysical	Eliminations and		Consolidated
2005	services	products	Adjustments		Total
	(in million of euros)

Revenues from unaffiliated customers	552.3	317.6	—		869.9
Inter-segment revenues	0.6	61.2	(61.8)		—

Operating revenues	552.9	378.8	(61.8)		869.9
Other income from ordinary activities	1.9	—	—		1.9

Total income from ordinary activities	554.8	378.8	(61.8)		871.8

Operating income (loss)	25.2	79.8	(29.9	)(a)	75.1

Equity income (loss) of investees	12.9	0.1	—		13.0
Capital expenditures(b)	165.5	21.6	(19.6)		167.5
Depreciation and amortization(c)	132.9	18.2	(5.2)		145.9
Corporate assets amortization	—	—	—		—
Investments in companies under equity method	—	—	—		—
Identifiable assets	1,105.4	412.7	(113.4)		1,404.7

Unallocated and corporate assets					160.4

Total assets					1,565.1

of which equity method companies	42.0	2.4			44.4

Identifiable liabilities	575.5	179.8	(59.5)		695.8

Unallocated and corporate liabilities					159.1

Total liabilities					854.9

(a)	Includes general corporate expenses of €15.8 million for year ended December 31, 2005.

(b)	Includes (i) investments in multi-client surveys of €31.9 million, (ii) equipment acquired under capital lease of €17.4 million, (iii) capitalized development costs in the Services segment of €3.5 million, and (iv) capitalized development costs in the Products segment of €4.6 million for year ended December 31, 2005.

(c)	Includes multi-client surveys amortization of €69.6 million for year ended December 31, 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Geophysical	Geophysical	Eliminations and	Consolidated
2004	services	products	Adjustments	Total
	(in million of euros)

Revenues from unaffiliated customers	388.0	299.4	—	687.4
Inter-segment revenues	1.3	14.2	(15.5)	—

Operating revenues	389.3	313.6	(15.5)	687.4
Other income from ordinary activities	0.4	—	—	0.4

Total income from ordinary activities	389.7	313.6	(15.5)	687.8

Operating income (loss)	(19.8)	64.5	1.0 (a)	45.7

Equity income (loss) of investees	10.0	0.3	—	10.3
Capital expenditures(b)	94.0	14.2	(0.9)	107.3
Depreciation and amortization(c)	121.8	15.5	(5.0)	132.3
Corporate assets amortization	—	—	—	—
Investments in companies under equity method				—

Identifiable assets	540.8	311.9	(44.9)	807.8

Unallocated and corporate assets				163.4

Total assets				971.2

of which equity method companies	28.6	2.2		30.8

Identifiable liabilities	230.7	129.6	(38.4)	321.9

Unallocated and corporate liabilities				247.0

Total liabilities				568.9

(a)	Includes general corporate expenses of €13.0 million for year ended December 31, 2004.

(b)	Includes (i) investments in multi-client surveys of €51.1 million, (ii) equipment acquired under capital lease of €8.7 million, (iii) capitalized development costs in the Services segment of €1.9 million, and (iv) capitalized development costs in the Products segment of €2.7 million for year ended December 31, 2004.

(c)	Includes multi-client surveys amortization of €66.5 million for year ended December 31, 2004.

Analysis by geographic zone

  Analysis of operating revenues by location of customers

	2006		2005		2004
	(in million of euros)

France	18.8	1%	7.8	1%	14.1	2%
Rest of Europe	269.6	20%	182.5	21%	124.1	18%
Asia-Pacific/Middle East	430.0	32%	297.3	34%	274.5	40%
Africa	128.7	10%	90.6	10%	67.0	10%
Americas	482.5	37%	291.7	34%	207.7	30%

Consolidated total	1,329.6	100%	869.9	100%	687.4	100%

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

  Analysis of operating revenues by origin

	2006		2005		2004
	(in million of euros)

France	359.1	27%	227.4	26%	244.5	36%
Rest of Europe	94.0	7%	133.2	15%	64.8	9%
Asia-Pacific/Middle East	296.5	22%	185.1	21%	131.7	19%
Africa	102.3	8%	50.2	6%	50.7	7%
Americas	477.7	36%	274.0	32%	195.7	29%

Consolidated total	1,329.6	100%	869.9	100%	687.4	100%

Due to the constant change in work locations, the Group does not track its assets based on country of origin or ownership.

Analysis of operating revenues by category

	2006		2005		2004
	(in million of euros)

Sales of goods	499.4	37%	296.6	34%	281.3	41%
Services rendered	688.2	52%	468.6	54%	339.9	49%
Royalties (after-sales)(a)	133.5	10%	97.4	11%	60.9	9%
Leases	8.5	1%	7.3	1%	5.3	1%

Consolidated total	1,329.6	100%	869.9	100%	687.4	100%

(a)	corresponds to after-sales on multi-client surveys

NOTE 20 — RESEARCH AND DEVELOPMENT EXPENSES

Analysis of research and development expenses is as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Research and development costs — gross, incurred	(51.1)	(43.5)	(35.5)
Development costs capitalized	11.9	8.2	4.6
Research and development expensed	(39.2)	(35.3)	(30.9)
Government grants recognized in income	1.5	4.2	2.1

Research and development costs — net	(37.7)	(31.1)	(28.8)

Research and development expenditures related primarily to:

•	for the geophysical services segment, projects concerning data processing services; and

•	for the products segment, projects concerning seismic data recording equipment.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 21 — OTHER REVENUES AND EXPENSES

	December 31,
	2006	2005	2004
	(in million of euros)

Assets depreciation	(1.9)	—	0.3
Restructuring costs	(0.1)	(0.2)	(11.0)
Variation of reserves for restructuring	(0.5)	0.1	11.1
Other non-recurring revenues	—	—	3.5
Other non-recurring expenses	—	(0.4)	(0.6)

Non-recurring revenues (expenses) — net	(2.5)	(0.5)	3.3
Exchange gains (losses) on hedging contracts	8.9	(2.9)	4.5
Gains (losses) on sales of assets	5.3	(1.0)	11.5

Other revenues (expenses) — net	11.7	(4.4)	19.3

Year ended December 31, 2006

The assets depreciation corresponds to the write-off of the share of “Customers Relationships” related to Veritas recognized as intangible asset in Sercel Australia, Veritas having merged with CGG on January 12, 2007 (see note 2). This intangible asset had been recognized in 2004 when Sercel Australia acquired the seismic equipments activity of Thalès Underwater Systems (see note 2).

The provision for restructuring booked in 2003 was reversed for €0.1 million in 2006 once the restructuring expenses were incurred. This provision was nevertheless readjusted in 2006 for €0.5 million.

Exchange gains & losses on hedging contracts corresponded to the impact of financial hedging instruments allocated to the operating revenues of the period.

“Gain on sale of assets” included primarily a gain of €5.3 million on the sale of 49% of CGG Ardiseis.

Year ended December 31, 2005

The provision for restructuring booked in 2003 was reversed for €0.1 million in 2005 once the restructuring expenses were incurred.

Exchange gains & losses on hedging contracts corresponded to the impact of financial hedging instruments allocated to the operating revenues of the period.

“Gain (loss) on sale of assets” related primarily to a €1.2 million loss on damaged seismic recording equipment of the vessel “Amadeus”.

Year ended December 31, 2004

The provision for restructuring booked in 2003 was reversed for €11 million in 2004 once the restructuring expenses were incurred.

“Other non-recurring revenues” were principally related to insurance indemnities to be received for the loss of the Company’s seismic vessel, the “CGG Mistral” recorded for an amount of €1.8 million.

Exchange gains & losses on hedging contracts correspond to the impact of financial hedging instruments allocated to the operating revenues of the period.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

“Gain on sale of assets” included primarily a gain of €7.9 million on the disposal of PGS shares and a gain of €2.2 million on the disposal of a building.

NOTE 22 — COST OF FINANCIAL DEBT

Cost of financial debt includes expenses related to financial debt, composed of bonds, debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.

Analysis of cost of financial debt is as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Current interest expenses related to financial debt	(29.8)	(22.2)	(25.7)
Financial cost on early redemption of bonds	—	(9.4)	(4.3)
Interest expenses and financial expenses related to the Bridge loan put in place for the acquisition of Exploration Resources	(2.0)	(14.2)	—
Income provided by cash and cash equivalents	6.4	3.5	2.2

Cost of financial debt, net	(25.4)	(42.3)	(27.8)

As described in note 13, we repaid the remaining U.S.$140.3 million on the U.S.$375 million credit facility used to finance the acquisition of Exploration Resources on February 10, 2006. The unamortized portion of the deferred expenditures linked to this redemption amounted to €2.0 million (U.S$2.5 million).

This repayment of U.S.$140.3 follows a first repayment of U.S.$234.7 million on December 23, 2005. The unamortized portion of the deferred expenditures linked to this redemption amounted to €3.8 million and was recognized as “Cost of financial debt ”.

We redeemed and paid accrued interest on all of the remaining outstanding U.S.$150 million aggregate principal amount of our 10 5/8% senior notes due 2007 on May 31, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption as well as the overlapped interests on the month of May 2005 amounted to €9.4 million and were recognized as “Cost of financial debt ”.

This repayment of U.S.$150 million followed a first repayment of U.S.$75 million approved by the Board of Directors held on December 8, 2004. According to the indenture, such early redemption implied the payment of a premium representing 5.3125% of the total redemption amount, i.e. US $4.0 million. The redemption of the Notes actually took place on January 26, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption, amounting to €4.3 million, were recognized in the profit and loss as “Cost of financial debt ” at December 31, 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 23 — OTHER FINANCIAL INCOME (LOSS)

Analysis of other financial income (loss) is as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Variance in fair value of conversion option on convertible bonds	(20.7)	(11.5)	(23.5)
Premium paid for the early conversion of the convertible bonds	(1.6)	(8.9)	—
Write-off of issuance costs on convertible bonds recognized as expense at the time of the early conversion	(0.7)	(3.7)	—

Derivative and other expenses on convertible bonds	(23.0)	(24.1)	(23.5)

Exchange gains and losses, net	(4.1)	(1.8)	3.9
Other financial income	0.6	1.6	0.5
Other financial expenses	(5.3)	(1.7)	(3.6)

Other financial income (loss)	(8.8)	(1.9)	0.8

Other financial (loss) including derivative and other expenses on convertible bonds	(31.8)	(26.0)	(22.7)

At December 31, 2006 and December 31, 2005, “Other financial expenses” included mainly the cost of forward related to forward exchange rate hedging instruments.

At December 31, 2005, the premium paid for the early conversion of the convertible bonds and the write-off of issuance costs on convertible bonds were presented as “Other financial expenses”.

At December 31, 2004, “Other financial expenses” included mainly the variance of the fair value of financial hedging instruments that did not qualify as an investment hedge for an expense of €2.0 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 24 — INCOME TAXES

Income tax

Income tax expense consists of:

	December 31,
	2006	2005	2004
	(in million of euros)

France
• current income taxes before use of carry-forward losses	(31.0)	—	—
• adjustments on income tax recognized in the period for prior periods	—	(0.4)	(0.2)
• deferred taxes on reversal of temporary differences	2.5	—	—
• deferred taxes arising from previously unrecognized deferred tax on temporary differences	(12.5)	—	—
• deferred taxes arising from previously unrecognized deferred tax income	28.8	—	—

Total France	(12.2)	(0.4)	(0.2)

Foreign countries
• current income taxes(a)	(84.3)	(30.9)	(21.9)
• adjustments on income tax recognized in the period for prior periods(b)	(1.0)	—	—
• deferred taxes on reversal of temporary differences	13.2	2.3	0.8
• deferred taxes arising from previously unrecognized tax loss	1.1	2.4	10.4

Total Foreign countries	(71.0)	(26.2)	(10.7)

Total income tax expense	(83.2)	(26.6)	(10.9)

(a)	includes withholding taxes

(b)	correspond to the tax audit at CGG Nigeria — see below

The Company and its subsidiaries compute income taxes in accordance with the applicable tax rules and regulations of the numerous tax authorities where the Group operates. The tax regimes and income tax rates legislated by these taxing authorities vary substantially. In foreign countries, income taxes are often accrued based on deemed profits calculated as a percentage of sales as defined by local government tax authorities.

In accordance with the provisions of French tax law, the Company elected on January 1, 1991 to file a consolidated tax return for French subsidiaries in which the Company holds an interest of more than 95% from the beginning of the relevant year. During several years and until December 31, 2005, the tax position of the French tax group was a net future benefit position consisting of carry forward losses higher than net temporary differences liabilities. This net position was not subject to the recognition of deferred tax since tax perspectives were still unlikely for the French tax group. As soon as the tax perspectives of the French tax group lead to the conclusion in 2006 that the carry forward losses would be used, the deferred tax relating to this position were recognized in the income statement. At December 31, 2006, a €16.3 million net deferred tax income relating to the tax position of the French tax group was thus recognized (€28.8 million deferred tax assets on carry-forward losses net of €12.5 million deferred tax liabilities on temporary differences).

Due to the mobile nature of seismic acquisition activities, current relationships between the French and foreign components of such tax items are not reliable indicators of such relationships in future periods.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

	2006	2005

Net income (loss) attributable to shareholders	157.1	(7.8)
Income tax	(83.2)	(26.6)
Income before tax	240.3	18.8
Differences on tax basis :
Equity investment companies income	(10.1)	(13.0)
Theorical tax basis	230.2	5.8
Enacted tax rate in France	34.43%	34.93%
Theorical tax	(79.3)	(2.0)
Differences on tax :
Differences in tax rates between France and foreign countries	3.2	1.0
Non-deductible part of dividends	(1.0)	—
Other permanent differences	(19.5)	—
Tax on carry-forward losses net of temporary differences on the French tax group not recognized in the income statement at December 31, 2005(a)	16.3	(26.1)
Other unrecognized deferred tax in income statement on previous years(b)	1.1	6.1
Adjustments on the tax expense recognized in the period for the previous years(c)	(1.0)	—
Income tax and deferred tax on Argas net income (equity method company)(d)	(1.9)	(1.9)
Foreign deferred tax unrecognized on losses of the period	(3.2)	—
Deferred tax on currency translation adjustments(e)	2.2	(4.6)
Deferred tax on income subject to Norwegian tonnage tax system	(0.6)	(0.8)
Others	0.5	1.7
Income tax	(83.2)	(26.6)

(a)	In 2005, the theorical deferred tax income related to the loss and the reversal of temporary differences of the French tax group, estimated at €26.1 million was not recognized in the income statement. At December 31, 2005 the tax position of the French tax group was a net future tax benefit basis of €47.5 million corresponding, on one hand, to carry-forward losses of €83.9 million and, on the other hand, to temporary differences liabilities of €36.4 million. This net position was not subject to the recognition of deferred tax since tax perspectives were still unlikely for the French tax group. As soon as the tax perspectives of the French tax group lead to the conclusion in 2006 that the carry forward losses would be used, the deferred tax relating to this position were recognized in the income statement. At December 31, 2006, a €16.3 million deferred tax income relating to the tax position of the French tax group was thus recognized.

(b)	Corresponds in 2005 to €2.4 million on Mexican carry-forward losses and to €3.7 million on Norwegian carry-forward losses.

(c)	Corresponds to the tax notification received for CGG Nigeria.

(d)	CGG, as shareholder of Argas, is directly required to pay income tax for Argas in Saudi Arabia for its share in Argas.

(e)	Corresponds to the currency translation adjustment related to the translation in functional currency (U.S. dollar) of Norwegian entities’ books in Norwegian krone.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Net operating loss carried forward

Net operating loss carried forward available in foreign jurisdictions, and not recognized as deferred tax assets at December 31, 2006, amounted to €69.1 million and are currently scheduled to expire as follows:

Foreign countries
(in million of euros)

2011 and thereafter	13.3
Available indefinitely	55.8
Total	69.1

The Group has recorded valuation allowances to fully provide for the potential tax benefit of carried forward losses by entities that have a recent history of generating losses or for which there is a dispute with tax authorities.

Tax losses carried forward and not recorded as a deferred tax asset mainly relate to United Kingdom tax losses incurred of GBP 26.4 million and to part of Norwegian tax losses incurred for NOK 106.3 million for which we are currently in discussion with Norwegian tax authorities.

Deferred tax assets and liabilities

Net deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005	2004
	(in million of euros)

Deferred tax assets — temporary differences	33.6	17.0	23.8
Deferred tax assets — tax losses carried forward(a)	9.8	14.6	7.7

Total deferred tax assets	43.4	31.6	31.5
Total deferred tax liabilities	(66.5)	(56.9)	(26.7)

Total deferred tax net	(23.1)	(25.3)	4.8

(a)	relating to loss carry forwards in United Kingdom, Norway and France.

The expectation of CMG’s positive tax results, confirmed in 2005 by a taxable profit, led at December 31, 2005 to the recognition of a deferred tax income of €2.4 million representing CMG’s net operating loss carried forward (MXN98.0 million) net of temporary differences (MXN16.9 million) at December 31, 2005, at the enacted Mexican tax rates of 28% to 29% depending on the fiscal year of application.

Sercel Inc.’s positive tax planning, confirmed in 2004 by a taxable profit had led in 2004 to the recognition of a deferred tax income of €10.4 million representing Sercel Inc.’s net operating loss carried forward (U.S.$24.7 million) and temporary differences (U.S.$10.1 million), at the enacted U.S. tax rate of 35%.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The effects of main sources of temporary differences on deferred tax were:

	December 31,
	2006	2005
	(in million of euros)

Non-deductible provisions (including pensions and profit sharing)	11.8	3.0
Tangible assets	3.8	(2.3)
Effect of currency translation adjustment not recognized in income statement	2.6	0.8
Multi-client surveys	0.8	1.8
Assets reassessed in purchase price allocation of acquisistions	(35.3)	(35.8)
Development costs capitalized	(8.0)	(0.8)
Incomes and losses subject to Norwegian tax tonnage system	(6.8)	(6.9)
Financial instruments	(1.9)	—
Others	0.1	0.3

Total deferred tax assets net of deferred tax (liabilities)	(32.9)	(39.9)

Tax position and tax audit

In 2002 and in 2003, the Company was subject to a verification from the French taxation authorities with respect to corporate tax and value added tax. The corporate tax audit covers the 1991 through 2001 fiscal year as required by French law for use of net operating loss carry forwards. As a consequence of this tax audit (symmetrical corrections and application of new rules), we reviewed the calculation of income tax for the fiscal years subsequent to the fiscal period reviewed. Moreover, in 2003, Sercel S.A. and Sercel Holding S.A. were subject to a tax audit from the French taxation authorities with respect to corporate taxes and value added taxes. The audit covers the 2001 and 2002 fiscal years. The consequences of those controls, partially contested at December 31, 2005 were taken into account in the books of the corresponding entities and partially offset within the French tax group system. The tax reassessment related to the audited fiscal years 1991 to 2001 were offset against net operating loss carried forward. We thus considered that no additional income tax was due for fiscal years 1991 to 2001. We estimated the final risk of tax reassessment for the 2002 fiscal year on the French consolidated tax group to be €0.5 million income tax to be due. On June 23, 2006, the Group made a request for the additional income tax in fiscal year 2002 to be offset against the income tax due for 2006 fiscal year. As a consequence, the tax reassessment only affected the net operating loss carried forward. We thus provided for only the additional contributions (not covered by the carry-back of net operating losses) and for the likely overdue interests at December 31, 2005 for a non-material amount.

On March 18, 2005, CGG Americas Inc. received a correspondence from the U.S. Internal Revenue Service regarding an upcoming standard tax audit scheduled for the second quarter of 2005 covering CGG America’s 2003 tax return. This tax audit is currently in progress and we do not expect any material adjustment.

The tax audit of the branches of CGG S.A. and CGG Services in Nigeria by the Federal Inland Revenue Service — Large Tax Office (Oil & Gas) on fiscal years 1999 to 2004 that was in progress since October 10, 2005 was finalized on the 4th quarter of 2006. The adjustments supported for VAT and for income tax are not material.

The tax audit of Compagnie Générale de Géophysique (Nigeria) Limited, on fiscal years 1999 to 2004, was notified and amounted to €1.0 million for income tax and €0.6 million on withholding tax on suppliers and VAT. These amounts were accrued for at December 31, 2006 respectively as “Income tax” and as “Operating expenses” in the income statement.

Undistributed earnings of subsidiaries and the Group’s share of undistributed earnings of companies accounted for using the equity method amounted to €1,102.7 million at December 31, 2006, to €811.6 million at December 31, 2005 and to €201.9 million at December 31, 2004. The Group has booked deferred tax liabilities for taxes on part of

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

these earnings, in particular on undistributed earnings that did not support tax in the Norwegian companies under the tax tonnage scheme.

NOTE 25 — PERSONNEL

The analysis of personnel is as follows:

	Year ended December 31,
	2006	2005	2004

Personnel employed under French contracts performing Geophysical services	863	821	797
Products	703	654	622
Personnel employed under local contracts	2.934	2.477	2.250

Total	4.500	3.952	3.669

Including field staff of:	739	579	475

The total cost of personnel employed by consolidated subsidiaries was €265.7 million in 2006, €223.8 million in 2005 and €203.1 million in 2004.

NOTE 26 — DIRECTORS’ REMUNERATION

Directors’ remuneration was as follows:

	Year ended December 31,
	2006	2005	2004
	(in euros)

Short-term employee benefit excluding tax on salary(1)	3,590,163	3,026,474	2,929,051
Long-term employee benefit — pension(2)	16,903	26,331	19,576
Long-term employee benefit — supplemental pension(3)	679,013	321,310	—
Share-based payments(4)	3,907,966	170,676	240,724

(1)	Includes gross remunerations and attendance fees paid during the year but excludes attendance fees paid to the President of the Board of Directors, respectively €39,216 in 2006, €37,873 in 2005 and €39,886 in 2004.

(2)	Cost of services rendered and interest cost

(3)	Cost of services rendered and interest cost and amortization of past service cost on the supplemental pension implemented by the end of 2004.

(4)	Expense in the income statement related to the stock-options plan.

On March 8, 2006, the Board of Directors authorized the Company to enter into an amendment to the employment contract of Mr BRUNCK which is currently suspended and to an amendment to the respective employment contract of each President. Such amendment provides that in case of dismissal or change of control, a special severance indemnity representing 250% of their reference annual compensation (gross fixed salary including, if applicable, salaries paid by foreign subsidiaries over the prior 12 months and the average bonuses paid during the prior 3 years) would be paid. In addition, should they decide, in case of a change of control, to continue working for the Company, they would receive a loyalty bonus representing 150% of their reference annual compensation as defined above after the expiry of a 18-month period after change of control.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 27 — RELATED PARTY TRANSACTIONS

Operating transactions

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter parties associated with these services are concluded on an arm’s length basis. Debt to LDA was €0.3 million as of December 31, 2006. Total net charges paid throughout the year for the provision of ship management services were €4.9 million, and the future commitments for such services to LDA were €16.1 million.

LDA and the Group own Geomar, a company accounted for under the equity method. Geomar is the owner of the CGG Alizé seismic vessel. LDA has a 51% controlling stake and we have a 49% stake in Geomar. Amounts paid to Geomar by the Group during the year were €9.0 million, while future charter party amounts due to Geomar were €2.1 million. Debt to Geomar was €0.1 million at December 31, 2006.

The sales of geophysical products from Sercel to Argas, a 49% owned affiliate, were €0.8 million, representing 0.1% of the Group revenues in 2006. These transactions were concluded on an arm’s length basis.

Sales of geophysical products from Sercel to Xian Peic, a 40% owned affiliate, were €4.1 million, representing 0.3% of Group revenues in 2006. These transactions were concluded on an arm’s length basis.

Financing

No credit facility or loan was granted to the Company by shareholders during the three periods presented.

NOTE 28 — SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for income taxes and financial expenses was as follows:

	Year ended December 31,
	2006	2005	2004
	(in million of euros)

Financial expenses paid	23.8	62.6	29.1
Income taxes paid	80.4	31.7	17.0

The “Financial expenses paid” for 2006 included mainly €2.0 million of fees and interest related to the remaining part of the U.S.$375 million bridge loan used to acquire Exploration Resources that was eventually repaid on February 2006 and a €1.6 million premium paid to the bondholders on conversion in May 2006 (see note 13). The “Financial expenses paid” for 2005 included a €3.0 million premium paid for the repayment of the 10 5/8% bonds maturity 2007 in January 2005, a €4.0 million of issuing fees on the 7 1/2% bonds maturity 2015 issued in April 2005, a €14.2 million of issuing fees and interest expenses related to the bridge loan of $375 million used for acquisition of Exploration Resources, repaid partially in December 2005 and a €8.9 million of premium paid to the bondholders having converted its bonds in November 2005 (see note 13).

The “Other non-cash items” include mainly the cancellation of the non-cash expense related to the change in fair value of the derivative on convertible bonds (see note 13) and, in 2005, to the reclassification of the cash-out of the €8.9 million of premium paid to the bondholders upon conversion of bonds in November 2005 from “Cash from operations” to “Financial expenses paid”.

The “Impact of changes in exchange rate on financial items” corresponds notably to the elimination of the unrealized exchange gains (losses) resulting from the gross financial debt in U.S. dollars located in those subsidiaries whose functional currency is euro; this elimination amounted to €(12.3) million in 2006, €15.8 million in 2005 and €(12.9) million in 2004 and was mostly netted off in 2004 by the elimination of the unrealized loss on the cash balances held in U.S. dollars.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Proceeds from sales of assets in 2006 correspond to the sale of 49% of CGG Ardiseis for €16.8 million. Proceeds from sales of assets in 2004 primarily correspond to the sale of our PGS shares for €17.2 million.

The Sercel Vibtech’s acquisition in 2006 represented an investment net of acquired cash of €48.3 million. We acquired all of the shares of Exploration Resources in 2005 for a net investment of €265.8 million corresponding to the price we paid for the shares less the cash held by Exploration Resources at the acquisition date. Net acquisition of investments in 2004 of €27.9 million consisted primarily of the acquisition of Thales Underwater Systems for €21.7 million, Hebei JunFeng Geophysical Co. Ltd for €9.8 million, Orca Instrumentation for €1.3 million and Createch Industrie for €1.9 million.

Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consisted of the following:

	Year ended December 31,
	2006	2005	2004
	(in million of euros)

Equipment acquired under capital leases	0.1	17.4	8.7

The cash and cash equivalents are composed as follows:

	Year ended December 31,
	2006	2005	2004
	(in million of euros)

Cash	114.0	70.9	60.0
Cash equivalents	137.8	41.5	70.6

Total cash and cash equivalents	251.8	112.4	130.6

NOTE 29 — EARNINGS PER SHARE

Basic per share amounts are calculated by dividing net income for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders of the Company (after deducting interest, amortization on deferred expenditures and variance on derivative related to convertible bonds) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of convertible bonds and the exercise of stock options.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Year
	2006	2005		2004
	(in million of euros, excepted per share data)

Net income (loss) attributable
Net income (loss) attributable to shareholders (a)	157.1	(7.8)		(6.4)
Effect of dilution
Ordinary shares outstanding at the beginning of the year (b)	17,081,680	11,682,218		11,680,718
Weighted average number of ordinary shares outstanding during the year (c)	290,247	413,707		688

Weighted average number of ordinary shares outstanding (d) =(b) +(c)	17,371,927	12,095,925		11,681,406

Dilutive potential shares from 1997 stock options	Expired	Expired		(2)
Dilutive potential shares from 2000 stock options	25,930	45,915		(2)
Dilutive potential shares from 2001 stock options	71,795	23,189		(2)
Dilutive potential shares from 2002 stock options	66,793	61,052		1,761
Dilutive potential shares from 2003 stock options	145,606	140,633		106,870
Dilutive potential shares from 2006 stock options	(2)	—		—
Total dilutive potential shares from stock options(1)	309,584	270,789		108,631

Total dilutive potential shares from free shares allocation	49,875	—		—

Dilutive potential shares from stock convertible bonds(1)	—	252,500		233,333
Dilutive weighted average number of shares outstanding adjusted when dilutive (e)	17,731,586	12,095,925		11,681,406
Earning per share
Basic (a) / (d)	9.04	(0.64)		(0.55)
Diluted(a) / (e)	8.86	(0.64	)(1)	(0.55	)(1)

(1)	Stock-options and convertible bonds have an anti-dilutive effect at December 31, 2005 and at December 31, 2004; as a consequence, potential shares linked to those instruments are not taken into account in the adjusted dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

(2)	Exercise price of this stock-options was higher than the average run stock exchange of the share.

NOTE 30 — SUBSEQUENT EVENTS

•	Veritas merger

The merger with Veritas DGC Inc. was completed on January 12, 2007 upon satisfaction of the closing conditions of the merger agreement (see note 2). In aggregate, $1.5 billion were paid and 46.1 million shares of CGG ADSs were issued to Veritas stockholders as merger consideration, which led to a capital increase at CGG of 9,215,845 new shares for a consideration of €1,371.4 million. The combined company has been renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGG Veritas”, and is listed on both Euronext Paris and the New York Stock Exchange (in ADS form). The trading symbol of the combined company’s ADS on the New York Stock Exchange is “CGV”.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Financing of Veritas merger

On January 12, 2007, a loan agreement was signed with banks and financial firms, to organize the issuance of a U.S.$1,000 million “Term Loan B” with maturity 2014 and of a revolving credit line of U.S.$140 million with maturity 2014. This revolving credit line, part of which can be used for the issuance of letter of credit, was agreed for five years with the proceeds being used for the acquisition of Veritas DGC Inc. This agreement contains some covenants, on capital expenditures, on the issuance of additional financing and on the respect of financial ratios.

On February 7, 2007, a revolving credit line of U.S.$200 million was signed with banks and financial firms. The use of proceeds is to repay the former U.S.$60 million credit line agreement signed on March 12, 2004, that was cancelled on January 10, 2007. The revolving credit line was agreed for five years and can be used for financing operations within the Group. This credit line agreement contains some covenants, on capital expenditures, on the issuance of additional financing and on the respect of financial ratios.

On February 9, 2007, a $600 million principal amount of Senior Notes was issued, consisting of:

—	an additional $200 million of its existing dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 and February 2006. The additional Notes have the same terms and conditions as the existing Notes and were issued under the same indenture and at a price of 100% of their principal amount.

—	a new offering of $400 million 7 3/4% Senior Notes due 2017. The Notes were issued at a price of 100% of their principal amount.

The total cash requirements related to the acquisition of Veritas DGC Inc. on January 12, 2007 were first financed by a secured Bridge Loan and a $1.0 billion secured Term Loan B with a maturity of 2014 (see note 13 and above). CGG Veritas used the net proceeds of the $600 million Senior Note offering to repay the bridge loan facility used to finance the merger between CGG and Veritas.

•	Capital increases linked to the conversion of Veritas convertible bonds

On January 26, 2007, CGG Veritas realized a capital increase by issuing 108,723 new shares for a total amount of €16.7 million, as a consequence of the early conversion of U.S.$6.5 million of the U.S.$24.5 million convertible bonds reaming at Veritas DGC Inc. after the merger was finalized.

On February 27, 2007, CGG Veritas realized a capital increase by issuing 301,079 new shares for a total amount of €49,5 million, as a consequence of the early conversion of U.S.$18.0 million of the U.S.$24.5 million convertible bonds remaining at Veritas DGC Inc. after the merger was finalized.

On February 27, 2007, all of the remaining convertible bonds at Veritas DGC Inc. were converted.

•	New stock-option plan and free shares allocation plan

On March 27, 2007, the Board of Directors granted 261,750 options at an exercise price of €151.18. These options expire eight years from the date of grant, are vested by one third each year from March 2007 and can be exercised anytime for the vested rights. For the French tax residents, the shares resulting from the exercise of those options could not be sold before March 24, 2011. Out of the 261,750 options granted in March 2007, 135,000 were granted to the executive managers of the Group.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

On March 27, 2007, the Board of Directors implemented a plan of allocation of free shares. The maximum number of free shares that may be allocated is 81,750 shares, out of which, 13,500 may be allocated to the executive managers of the Group. Free shares are allocated according to the following plan:

—	Shares will be issued from the latest of the two following dates : March 23, 2009 or the date of the General Shareholders’ meeting to approve the financial statements for the year ended December 31, 2008, if the realization of the performance conditions mentioned below has been enacted by the Board of Directors.

—	The beneficiaries would be allocated the shares, after the two-year acquisition period had expired, only if each beneficiary still has a valid employment contract with CGG or one of its subsidiaries (except specific conditions) at the date the two-year acquisition period expires and if the conditions of allocation are met.

—	The Board of Directors also defined two general performance conditions of the Group based on the Group average consolidated net income per share over the year ended December 31, 2007 and 2008 and the average yearly return before tax on capital employed over the year ended December 31, 2007 and 2008 of either the Group, the Services segment, or the Products segment, according to which segment the beneficiary belongs to.

—	Once allocated, the shares may not be sold for a two years conservation period from the date of the actual allocation.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 31 —	LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AND COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD AS OF DECEMBER 31, 2006

Certain dormant or insignificant subsidiaries of the Group have not been included in the list below.

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

403 256 944	CGG Services SA (previously CGG Marine SAS)	Massy, France	100.0
351 834 288	Geocal SARL	Massy, France	100.0
966 228 363	Geoco SAS	Paris, France	100.0
378 040 497	Sercel SA	Carquefou, France	100.0
410 072 110	CGG Explo SARL	Massy, France	100.0
866 800 154	Sercel Holding SA	Carquefou, France	100.0
	CGG Americas. Inc.	Houston, United States	100.0
	CGG do Brasil Participaçoes Ltda	Rio do Janeiro, Brazil	100.0
	CGG Canada Services Ltd.	Calgary, Canada	100.0
	CGG I SA	Geneva, Switzerland	100.0
	CGG (Nigeria) Ltd.	Lagos, Nigeria	100.0
	CGG Marine Resources Norge A/S	Hovik, Norway,	100.0
	CGG Offshore UK Ltd.	United Kingdom	100.0
	CGG India Private Ltd.	New Delhi, India	100.0
	CGG Ardiseis	Dubaï, Dubaï	51,0
	Exploration Resources ASA	Bergen, Norway	100.0
	Exploration Investment Resources AS	Bergen, Norway	100.0
	Exploration Investment Resources II AS	Bergen, Norway	100.0
	Exploration Vessel Resources AS	Bergen, Norway	100.0
	Exploration Vessel Resources II AS	Bergen, Norway	100.0
	Multiwave Geophysical Company ASA and its subsidiaries	Bergen, Norway	100.0
	Companía Mexicana de Geofisica	Mexico City, Mexico,	100.0
	Companhia de Geologia e Geofisica Portuguesa	Lisbon, Portugal	100.0
	Exgeo CA	Caracas, Venezuela	100.0
	Geoexplo	Almaty, Kazakhstan	100.0
	Geophysics Overseas Corporation Ltd.	Nassau, Bahamas	100.0
	CGG Australia Services Pty Ltd.	Sydney, Australia	100.0
	CGG Asia Pacific(b)	Kuala Lumpur, Malaisia	33.2
	Petroleum Exploration Computer Consultants Ltd.	Forest Row, United Kingdom	100.0
	CGG Vostok	Moscow, Russia	100.0
	PT CGG Indonesia	Jakarta, Indonesia	100.0
	Sercel Australia	Sydney, Australia	100.0
	Hebei Sercel JunFeng(c)	Hebei, China	51.0
	Sercel Inc.	Tulsa, United States	100.0
	Sercel Singapore Pte Ltd.	Singapore, Singapore	100.0
	Sercel England Ltd.	Somercotes, United Kingdom	100.0
	Sercel Canada Ltd.	Calgary, Canada	100.0
	Sercel Vibtech Ltd.	Stirlingshire, Scotland	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.

(b)	the consolidation of CGG Asia Pacific, in which CGG owns 33.2% of the ordinary shares and 30% of the total shares is compliant with IAS 27.

(c)	Sercel JunFeng is fully consolidated since, according to the management agreement, the Group has operating control of the company.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

			% of
Siren number(a)	Accounted for using the equity method	Head Office	interest

413 926 320	Geomar SAS	Paris. France	49.0
	Argas Ltd.	Al-Khobar. Saudi Arabia	49.0
	JV Xian Peic/Sercel Limited	Xian. China	40.0
	VS Fusion	Houston. United States	49.0

NOTE 32 — RECONCILIATION TO U.S. GAAP

A —	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND U.S. GAAP

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

Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement Nº52 (“Foreign Currency Translation”), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.

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

Under US GAAP, CGG has decided to early adopt the FAS123 (R) standard and to apply the “modified prospective” method as of January 1st, 2005. Compensation costs for requisite services rendered over the period are

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

recognized at their fair value through the income statement. This method applies to all plans granted by the group. At year end December 31, 2004, compensation costs on stock options plans granted to employee were valued as the excess if any, of the market price of the underlying shares at the date of grant over the exercise price of the option. This cost is recognized through income statement on all stock options plans granted by the Group (intrinsic value method). The restatement at fair value at year end December 31, 2004 of stock options granted to employees is presented in the pro forma disclosures.

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

Convertible bonds

For US GAAP purposes, as regards convertible bonds, there was an embedded derivative that could not be reliably assessed, corresponding to the early redemption clause (see note 13 to our consolidated annual financial statements). The probability of occurrence of this clause was uncertain, thus the related embedded derivative could not be measured reliably and was not recognized by the Group in its U.S. GAAP financial statements. All these convertible bonds were converted at December 31, 2006.

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

Pension plan

In IFRS, past service cost should be recognized on a straight-line basis over the average period until the benefits become vested. To the extent benefits are at the time of a plan amendment, the cost of those benefits should be recognized immediately in the income statement.

Unrecognized past service costs remain off balance sheet.

In U.S. GAAP, pursuant to SFAS 158, prior service costs or credits are recognized in accumulated OCI and “recycled” to the income statement based on current amortization and recognition criteria in FAS 87 and 106.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Comprehensive income

Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In our consolidated financial statements, the concept of comprehensive income corresponds to the caption Gains and losses directly recognized in equity in IFRS consolidated statements.

In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.

For us, these statements include in addition to net income:

•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133; and

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

B — RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO U.S. GAAP

Consolidated Net Income(a)

	December 31,
	2006	2005	2004
	(in million of euros)

Net income (loss) as reported in Consolidated Statements of operations	157.1	(7.8)	(6.4)
Deferred tax (FAS 109)	(2.8)	2.7	(3.4)
Loss on extinguishment of debt (APB 26)	—	(2.8)	2.8
Stock options	(0.7)	(1.5)	0.3
Cancellation of IFRS long-term contracts adjustment	—	(2.4)	2.4
Cancellation of IFRS tangible assets adjustment	2.4	0.2	0.1
Cancellation of IFRS currency translation adjustment	—	3.6	(4.0)
Cancellation of IFRS capitalization of development costs	(2.4)	(6.1)	(4.2)
Available for sale security (FAS 115)	—	—	1.3
Derivative instruments (FAS 133)	(29.7)	22.4	(9.1)

Net income (loss) under U.S. GAAP	123.9	8.3	(20.2)

(a)	all adjustments disclosed above are net of tax effect if applicable.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Shareholders’ equity(a)

	December 31,
	2006	2005	2004
	(in million of euros)

Shareholders’ equity as reported in the Consolidated Balance Sheets	877.0	698.5	393.2
Goodwill amortization (FAS 142)(b)	12.0	13.4	12.6
Deferred tax (FAS 109)(b)	(11.0)	(8.3)	(9.6)
Loss on extinguishment of debt (APB 26)	—	—	2.8
Unamortized prior service costs on pension plans (FAS 158)	(2.1)	—	—
Stock options	(3.2)	(2.5)	(0.6)
Cancellation of IFRS long-term contracts adjustment	—	—	2.4
Cancellation of IFRS tangible assets adjustment	(4.5)	(6.9)	(7.1)
Cancellation of IFRS capitalization of development costs	(15.5)	(13.6)	(6.5)
Derivative instruments (FAS 133)	(20.8)	8.9	(15.0)

Shareholders’ equity under U.S. GAAP	831.9	689.5	372.2

(a)	All adjustments disclosed above are net of tax effects, if applicable.

(b)	This amount is net of currency translation adjustment effect.

CONDENSED US GAAP INCOME STATEMENT AND BALANCE SHEET

Condensed US GAAP income statement

	December 31,
	2006	2005	2004
	(in million of euros, except per share data)

Operating revenues	1,348.7	860.8	709.5
Cost of operations	(889.7)	(665.4)	(559.5)

Gross profit	459.0	195.4	150.0

Research and development expenses — net	(49.6)	(39.3)	(33.5)
Selling, general and administrative expenses	(127.1)	(92.7)	(79.7)
Other revenues (expenses) — net	7.3	(1.5)	18.2

Operating income	289.6	61.9	55.0

Cost of financial debt, net	(25.4)	(46.6)	(22.4)
Variance on derivative on convertible bonds	(23.0)	(11.5)	(23.5)
Other financial income (loss)	(60.6)	14.7	(23.6)
Equity in income of affiliates	10.1	13.0	10.3

Income (loss) of consolidated companies before income taxes and minority interests	190.7	31.5	(4.2)

Income taxes	(65.2)	(22.2)	(15.0)
Minority interests	(1.6)	(1.0)	(1.0)

Net income (loss)	123.9	8.3	(20.2)

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	December 31,
	2006	2005	2004
	(in million of euros, except per share data)

Dilutive weighted average number of shares outstanding	17,371,927	12,095,925	11,681,406
Dilutive potential shares from stock-options(1)	309,584	261,855	83,211
Dilutive potential shares from free shares	49,875	—	—
Dilutive potential shares from convertible bonds(2)	—	252,500	233,333
Adjusted weighted average shares and assumed option exercises when dilutive	17,731,386	12,357,779	11,681,406

Net income (loss) per share
Basic for shareholder	7.13	0.69	(1.73)
Diluted for shareholder	6.99	0.67	(1.73)

(1)	anti-dilutive for year ended at December 31, 2004.

(2)	anti-dilutive for years ended at December 31, 2004 and December 31, 2005.

Condensed US GAAP balance sheet

	December 31,
	2006	2005	2004
	(amounts in million of euros)

ASSETS
Current assets	826.0	608.5	480.2
Long-term assets	959.7	965.4	495.6

Total Assets	1,785.7	1,573.8	975.8

LIABILITIES
Current liabilities	442.3	509.9	325.8
Long term liabilities	488.6	362.7	268.6
Minority interests	22.9	11.7	9.1
Shareholders equity	831.9	689.5	372.2

Total Liabilities	1,785.7	1,573.8	975.8

Statement of Comprehensive income (loss)(a)

	December 31,
	2006	2005	2004
	(in million of euros)

Net income (loss) under US GAAP	123.9	8.3	(20.2)
Other comprehensive income (loss)
Changes in the cumulative translation adjustment	(50.7)	23.3	(13.6)
— Changes in the fair value of available-for-sale securities	—	—	(7.8)
— Changes in actuarial gains and losses and prior service costs on pension plans	(3.1)	—	—
— Changes in the fair value of derivative instruments	6.2	(4.1)	(2.8)

Comprehensive income (loss) under U.S. GAAP	76.3	27.5	(43.1)

(a)	All adjustments disclosed above are net of tax effects, if applicable.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Statement of Accumulated Other Comprehensive Loss(a)

	December 31,
	2006	2005	2004
	(in million of euros)

— Cumulative Translation adjustment	(92.6)	(41.9)	(65.2)
— Actuarial gains and losses and unamortized prior service costs on pension plans	(3.1)	—	—
— Fair value of derivative instruments	4.8	(1.4)	2.7

Accumulated Other Comprehensive loss under U.S. GAAP	(90.9)	(43.3)	(62.5)

(a)	All adjustments disclosed above are net of tax effects, if applicable.

C — ADDITIONAL U.S. GAAP DISCLOSURES

Stock option plans

No stock-options were granted in 2004 and 2005 but stock-options and free shares were granted in 2006 (see note 15).

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options’ vesting period. The Company’s pro forma information is detailed below:

December 31, 2004
(in million of
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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Derivative financial instruments

  Fair Value Hedge and Cash Flow Hedge

The ineffectiveness of cash-flow hedges for the year 2006, 2005 and 2004 amounted to €(53.5) million, €23.7 million and €(13.0) million respectively, and is reported in the “Exchange gains (losses), net” line item of the condensed statements of operations.

Gains/(losses) accumulated in Comprehensive income were €4.8 million, €(1.4) million and €2.7 million, respectively at December 31, 2006, 2005 and 2004.

  Hedge of the net investment in a foreign operation

A portion of the amount of our outstanding bond denominated in U.S. dollar as a hedge of the investment in U.S. dollar. In foreign operation, the net amount of gains/(losses) that has been included in the cumulative translation adjustment was €7.5 million, €(9.6) million and €4.9 million during the year 2006, 2005 and 2004 respectively.

Restructuring plan

The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2006, related to the Land SBU restructuring plan initiated after December 31, 2003 was as follows:

	Year ended December 31, 2006
	Balance at					Balance at
	beginning of		Deductions	Deductions		end of
	year	Additions	(used)	(unused)	Other(a)	year
	(in million of euros)

Termination benefits	0.6	0.5	—	—	—	1.1
Other associated costs	0.2	0.2	(0.1)	—	—	0.3

Total	0.8	0.7	(0.1)	—	—	1.4

(a)	Includes the effects of exchange rate changes

The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2005, related to the Land SBU restructuring plan initiated after December 31, 2003 was as follows:

	Year ended December 31, 2005
	Balance at					Balance at
	beginning of		Deductions	Deductions		end of
	year	Additions	(used)	(unused)	Other(a)	year
	(in million of euros)

Termination benefits	0.4	0.2	—	—	—	0.6
Other associated costs	0.5	0.1	—	(0.4)	—	0.2

Total	0.9	0.3	—	(0.4)	—	0.8

(a)	Includes the effects of exchange rate changes

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2004, related to the Land SBU restructuring plan initiated after December 31, 2003 was as follows:

	Year ended December 31, 2004
	Balance at					Balance at
	beginning of		Deductions	Deductions		end of
	year	Additions	(used)	(unused)	Other(a)	year
	(in million of euros)

Termination benefits	10.8	—	(10.4)		—	0.4
Contract termination costs	0.6	—	(0.4)	(0.2)	—	0.0
Other associated costs	0.7	—	(0.2)	—	—	0.5

Total	12.1	—	(11.0)	—	—	0.9

(a)	Includes the effects of exchange rate changes

The major type of costs associated with the exit or disposal activities of our Services segment initiated in 2003 are presented as follows:

	Total		Cumulative
	amount	Amount incurred	amount incurred
	expected	as of Dec. 31, 2006	as of Dec. 31, 2006
	(in million of euros)

Termination benefits	10.8	0.1	10.5
Contract termination costs	0.4	—	0.4
Other associated costs	1.6	—	1.1

Total	12.8	—	12.0

Recently issued U.S. accounting pronouncements

  FIN 48, Accounting for uncertainty in income taxes

On July 2006, the FASB issued an interpretation that increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in income taxes. Currently, the accounting for uncertainty in income taxes, which is based upon validity of a tax position, is subject to significant and varied interpretations that have resulted in diverse and inconsistent accounting practices and measurements. Accordingly, today’s interpretation of FASB Statement No. 109, Accounting for Income Taxes prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. The Interpretation also requires expanded disclosure with respect to the uncertainty in income taxes. This Interpretation, which incorporates comments received from FASB constituents, as well as views expressed during a public roundtable, is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN48 to have a material effect on our consolidated financial position or results of operations.

  SFAS No. 157, Fair Value Measurements

On September 2006, the FASB issued a standard that provides enhanced guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157, Fair Value Measurements, is effective for financial statements issued for fiscal

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We do not expect the adoption of SFAS No. 157 to have a material effect on our consolidated financial position or results of operations.

  SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material effect on our consolidated financial position or results of operations.

D — CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES

The following table presents condensed consolidating financial information in IFRS for the Company, on the one hand, and CGG Canada Services Ltd, CGG Americas, Inc., CGG Marine Resources Norge A/S, Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd, taken as a group (the “Subsidiary Group”), on the other hand, as of and for the years ended December 31, 2006, 2005 and 2004. The column “Sercel Subsidiary Group” includes Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd.

						Sercel
		Subsidiary		Consolidating		Subsidiary
IFRS	CGG	Group	Others	adjustments	Consolidated	Group
	(in € million)

2006
Total assets	1,033.0	626.2	1,475.5	(1,352.6)	1,782.1	237.9
Operating revenues	263.4	607.5	1,092.0	(633.3)	1,329.6	341.6
Operating income (loss)	(7.7)	172.3	182.3	(57.9)	289.0	52.6
Net income (loss)	54.3	104.1	169.6	(169.3)	158.7	34.8
2005
Total assets	799.8	600.3	1,082.5	(917.5)	1,565.1	205.9
Operating revenues	221.3	307.5	668.9	(327.8)	869.9	146.5
Operating income (loss)	(26.4)	60.7	76.6	(35.8)	75.1	10.9
Net income (loss)	(29.5)	37.0	108.3	(122.6)	(6.8)	6.3
2004
Total assets	623.6	341.7	718.3	(712.4)	971.2	150.8
Operating revenues	190.7	227.8	589.6	(320.7)	687.4	104.8
Operating income (loss)	(45.2)	36.2	64.5	(9.8)	45.7	6.8
Net income (loss)	(38.2)	31.7	78.7	(77.6)	(5.4)	14.2

Arabian Geophysical & Surveying Company Limited

FINANCIAL STATEMENTS

31 DECEMBER 2006

AUDITORS’ REPORT TO THE PARTNERS OF
ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

We have audited the accompanying balance sheet of Arabian Geophysical & Surveying Company Limited, expressed in Saudi Riyals, as of 31 December 2006, 2005 and 2004 and the related statements of income, cash flows and changes in partners’ equity for each of the years then ended. These financial statements are the responsibility of the company’s management and have been prepared by them and submitted to us together with all the informations and explanations which we required. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arabian Geophysical & Surveying Company Limited, as of 31 December 2006, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in conformity with accounting standards generally accepted in the Kingdom of Saudi Arabia.

Accounting principles generally accepted in the Kingdom of Saudi Arabia vary in certain significant respects from accounting principles generally accepted in the United States of America. The significant differences between the accounting principles generally accepted in the Kingdom of Saudi Arabia and those generally accepted in the United States of America so far as concerns the financial statements referred to above are summarised in note 20 to the accompanying financial statements.

for Ernst & Young

Abdulaziz Saud Alshubaibi
Certified Public Accountant
Saudi Registration No. 339

Alkhobar, Saudi Arabia
3 February 2007

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

BALANCE SHEET

		As At 31 December 2006
	Note	2006	2005	2004
		SR	SR	SR

ASSETS EMPLOYED
PROPERTY AND EQUIPMENT	3	103,593,754	148,187,403	121,111,759
CURRENT ASSETS
Inventories	4	10,407,767	11,181,732	7,961,714
Accounts receivable and prepayments	5	93,527,307	127,578,318	101,800,723
Bank balances and cash		222,654,814	115,622,483	104,151,363

		326,589,888	254,382,533	213,913,800

CURRENT LIABILITIES
Accounts payable, accruals and provision	6	22,660,799	22,433,138	12,078,475
Zakat and income tax	7	3,324,645	15,908,684	17,166,077

		25,985,444	38,341,822	29,244,552

NET CURRENT ASSETS		300,604,444	216,040,711	184,669,248

		404,198,198	364,228,114	305,781,007

FUNDS EMPLOYED
PARTNERS’ EQUITY
Capital	8	36,000,000	36,000,000	36,000,000
Statutory reserve	9	18,000,000	18,000,000	18,000,000
General reserve	10	4,646,910	4,646,910	4,646,910
Capital reserve	11	14,439,567	13,999,304	13,392,139
Reserve for employees’ training	12	—	3,000,000	3,000,000
Retained earnings		312,630,040	272,939,576	217,433,007

		385,716,517	348,585,790	292,472,056
NON CURRENT LIABILITIES
Employees’ terminal benefits		18,481,681	15,642,324	13,308,951

		404,198,198	364,228,114	305,781,007

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

INCOME STATEMENT

		Year ended 31 December 2006
	Note	2006	2005	2004
		SR	SR	SR

Contracts revenue		380,539,159	359,398,833	324,889,670
Operating costs		(301,204,358)	(262,462,397)	(227,316,493)

GROSS PROFIT		79,334,801	96,936,436	97,573,177
General and administration expenses	13	(6,738,746)	(5,253,509)	(4,870,222)

INCOME FROM MAIN OPERATIONS		72,596,055	91,682,927	92,702,955
Other income	14	7,545,031	4,439,959	7,778,330
Exchange loss		—	—	(40,740)
Financial charges		(10,359)	(9,152)	(1,352,685)

NET INCOME FOR THE YEAR		80,130,727	96,113,734	99,087,860

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

STATEMENT OF CASH FLOWS

	Year ended 31 December 2006
	2006	2005	2004
	SR	SR	SR

OPERATING ACTIVITIES
Net income for the year	80,130,727	96,113,734	99,087,860
Adjustments for:
Transfer to provision for employee’s training	(2,421,570)	—	—
Depreciation	60,126,209	76,023,171	62,855,322
Financial charges	10,359	9,152	—
Profit on sale of property and equipment	(440,263)	(607,165)	(6,430,842)

	137,405,462	171,538,892	155,512,340
Changes in operating assets and liabilities:
Inventories	773,965	(3,220,018)	(3,070,715)
Receivables	34,051,011	(25,777,595)	(15,846,239)
Payables	12,916,650	26,270,446	18,880,156

Cash from operations	185,147,088	168,811,725	155,475,542
Financial charges paid	(10,359)	(9,152)	—
Employees’ terminal benefits, net	2,839,357	2,333,373	2,521,890
Zakat and income tax paid	(25,851,458)	(17,173,176)	(12,598,742)

Net cash from operating activities	162,124,628	153,962,770	145,398,690

INVESTING ACTIVITIES
Purchase of property and equipment	(16,141,756)	(103,265,814)	(10,789,409)
Proceeds from sale of property and equipment	1,049,459	774,164	7,597,889

Net cash used in investing activities	(15,092,297)	(102,491,650)	(3,191,520)

FINANCING ACTIVITIES
Term loans, net	—	—	(65,766,667)
Dividends paid	(40,000,000)	(40,000,000)	(57,380,000)

Net cash used in financing activities	(40,000,000)	(40,000,000)	(123,146,667)

INCREASE IN BANK BALANCES AND CASH	107,032,331	11,471,120	19,060,503
Bank balances and cash at the beginning of the year	115,622,483	104,151,363	85,090,860

BANK BALANCES AND CASH AT THE END OF THE YEAR	222,654,814	115,622,483	104,151,363

Net cash transaction:

Provision for employees’ training amounting to SR. 578,430 included in operating liabilities, have been excluded from the above cash flow statement as this does not involve cash movement.

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

STATEMENT OF CHANGES IN PARTNERS’ EQUITY

	Year ended 31 December 2006
					Reserve for
		Statutory	General	Capital	employees’	Retained
	Capital	reserve	reserve	reserve	training	earnings	Total
	SR	SR	SR	SR	SR	SR	SR

Balance at 31 December 2003	36,000,000	18,000,000	4,646,910	6,961,297	3,000,000	162,775,989	231,384,196
Net income for the year	—	—	—	—	—	99,087,860	99,087,860
Provision for zakat and income tax (note 7)	—	—	—	—	—	(17,374,428)	(17,374,428)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	17,374,428	17,374,428
Transfer to capital reserve (note 11)	—	—	—	6,430,842	—	(6,430,842)	—
Transfer to retained earnings	—	—	—	—	(2,077,836)	2,077,836	—
Transfer to reserve for Employees’ training (note 12)	—	—	—	—	2,077,836	(2,077,836)	—
Dividends relating to 2003	—	—	—	—	—	(38,000,000)	(38,000,000)

Balance at 31 December 2004	36,000,000	18,000,000	4,646,910	13,392,139	3,000,000	217,433,007	292,472,056
Net income for the year	—	—	—	—	—	96,113,734	96,113,734
Provision for zakat and income tax (note 7)	—	—	—	—	—	(15,915,783)	(15,915,783)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	15,915,783	15,915,783
Transfer to capital reserve (note 11)	—	—	—	607,165	—	(607,165)	—
Transfer to retained earnings	—	—	—	—	(1,730,387)	1,730,387	—
Transfer to reserve for Employees’ training (note 12)	—	—	—	—	1,730,387	(1,730,387)	—
Dividends relating to 2004	—	—	—	—	—	(40,000,000)	(40,000,000)

Balance at 31 December 2005	36,000,000	18,000,000	4,646,910	13,999,304	3,000,000	272,939,576	348,585,790
Net income for the year	—	—	—	—	—	80,130,727	80,130,727
Provision for zakat and income tax (note 7)	—	—	—	—	—	(13,267,419)	(13,267,419)
Zakat and income tax reimbursable by the partners	—	—	—	—	—	13,267,419	13,267,419
Transfer to capital reserve (note 11)	—	—	—	440,263	—	(440,263)	—
Transfer to provision for employees’ training (note 12)	—	—	—	—	(3,000,000)	—	(3,000,000)
Dividends relating to 2005	—	—	—	—	—	(40,000,000)	(40,000,000)

Balance at 31 December 2006	36,000,000	18,000,000	4,646,910	14,439,567	—	312,630,040	385,716,517

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS
31 December 2006

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

Depreciation

Freehold land is not depreciated. All property and equipment are initially recorded at cost. Depreciation is provided on all property and equipment on a straight line basis at rates calculated to write off the cost less any estimated residual value of each asset over its expected useful life.

Expenditure for repair and maintenance are charged to income. Improvements that increase the value or materially extend the useful life of the related assets are capitalized.

Inventories

Inventories are valued at the lower of cost and net realisable value after making due allowance for any obsolete or slow moving items. Cost is determined on weighted average basis (2005: first-in first-out basis) (see note 4).

Accounts receivable

Accounts receivable are stated at original invoice amount less a provision for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Zakat and income tax

Zakat and income tax are provided for in accordance with Saudi Arabian fiscal regulations. The liability is charged to retained earnings. Accordingly, any reimbursements by the partners of such zakat and income tax are credited to retained earnings.

As the partners have agreed that they will reimburse the company for tax and zakat charges, no adjustments are made in the financial statements to account for the effects of deferred income taxes.

Accounts payable and accruals

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether billed by the supplier or not.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (continued)

Provisions

Provisions are recognised when the company has an obligation (legal or constructive) arising from a past event, and the costs to settle the obligation are both probable and may be measured reliably.

Employees’ terminal benefits

Provision is made for amounts payable under the Saudi Arabian labour law applicable to employees’ accumulated periods of service at the balance sheet date.

Contract revenues and profit recognition

Contract revenues represent the value of work performed, which comprise the billed and accrued, value of work executed by the company during the year. The value of work performed but not billed at the balance sheet date is treated as unbilled receivable.

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

3	PROPERTY AND EQUIPMENT

The estimated useful lives of the assets for the calculation of depreciation are as follows:

Camp and Geophysical equipment	4 to 5 years
Vehicles	4 to 5 years
Others	3 to 5 years

		Camp and
	Freehold	Geophysical			Total	Total	Total
	land	equipment	Vehicles	Others	2006	2005	2004
	SR	SR	SR	SR	SR	SR	SR

Cost:
At the beginning of the year	10,894,745	428,505,997	74,936,284	4,310,210	518,647,236	431,322,873	457,716,818
Additions	—	13,775,577	2,334,888	31,291	16,141,756	103,265,814	10,789,409
Disposals	—	(2,039,221)	(1,602,550)	(337,088)	(3,978,859)	(15,941,451)	(37,183,354)

At the end of the year	10,894,745	440,242,353	75,668,622	4,004,413	530,810,133	518,647,236	431,322,873

Depreciation:
At the beginning of the year	—	313,113,384	53,752,658	3,593,791	370,459,833	310,211,114	283,372,099
Charge for the year	—	53,356,445	6,455,786	313,978	60,126,209	76,023,171	62,855,322
Disposals	—	(1,838,205)	(1,194,379)	(337,079)	(3,369,663)	(15,774,452)	(36,016,307)

At the end of the year	—	364,631,624	59,014,065	3,570,690	427,216,379	370,459,833	310,211,114

Net book amounts:
At 31 December 2006	10,894,745	75,610,729	16,654,557	433,723	103,593,754

At 31 December 2005	10,894,745	115,392,613	21,183,626	716,419		148,187,403

At 31 December 2004	1,382,000	110,031,600	8,797,152	901,007			121,111,759

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (continued)

4	INVENTORIES

	2006	2005	2004
	SR	SR	SR

Equipment spares and others	9,822,380	8,535,353	6,697,432
Goods in transit	585,387	2,646,379	1,264,282

	10,407,767	11,181,732	7,961,714

With effect from 1 January 2006, the company has changed the method of determining cost of its inventories from the first-in first-out to the weighted average method in order to comply with the requirements of Saudi Accounting Standards. Had the company continued to use the first-in first-out method, the cost of inventories would not have been materially different.

Inventories are held for internal use only and are not intended for resale.

5	ACCOUNTS RECEIVABLE AND PREPAYMENTS

	2006	2005	2004
	SR	SR	SR

Trade accounts receivable	37,033,906	57,120,568	48,034,478
Retentions receivable	35,825,270	41,892,370	35,159,374
Amounts due from partners (note 15)	6,340,014	14,996,318	16,856,091
Unbilled receivables	—	7,596,342	—
Advance to an affiliate (note 15)	6,087,053	—	—
Advances to suppliers	2,988,261	1,661,670	208,164
Other receivables	2,247,103	1,843,450	307,976
Prepaid expenses	3,005,700	2,467,600	1,234,640

	93,527,307	127,578,318	101,800,723

All services rendered by the company during the year were to two customers under four contracts.

Amounts due from the partners includes SR 3,724,186 (2005: SR 2,652,675 and 2004: SR. 2,478,777) due from the Saudi partner and SR 9,543,233 (2005: SR 13,256,542 and 2004: SR. 14,894,518) from foreign partner (less any pending amount due to the partners) in respect of zakat and income tax respectively (see note 7).

Advance to an affiliate represents advance paid for the purchase of fixed assets for a future contract.

6	ACCOUNTS PAYABLE, ACCRUALS AND PROVISION

	2006	2005	2004
	SR	SR	SR

Trade accounts payable	9,055,245	10,943,801	6,718,682
Provision for employee’s training (note 12)	578,430	—	—
Amounts due to affiliates (note 15)	1,781,946	1,268,815	293,909
Accrued expenses	7,952,526	8,083,410	3,967,197
Other payables	3,292,652	2,137,112	1,098,687

	22,660,799	22,433,138	12,078,475

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (continued)

7	ZAKAT AND INCOME TAX

a) Zakat

The zakat provision relating to the Saudi partner consists of:

	2006	2005	2004
	SR	SR	SR

Provision for the year	3,724,186	2,652,142	2,271,559
Prior Years	—	567	207,308

Charge for the year	3,724,186	2,652,709	2,478,867

The Saudi partner’s provision is based on his share as follows:

	2006	2005	2004
	SR	SR	SR

Equity	155,848,753	127,230,749	98,625,940
Opening provisions and other adjustments	9,507,585	8,317,565	5,501,401
Book value of long term assets	(66,052,658)	(98,450,756)	(65,182,687)

	99,303,680	37,097,558	38,944,654
Zakatable income for the year	49,663,763	68,988,128	51,917,716

Zakat base	148,967,443	106,085,686	90,862,370

b) Income tax

The income tax provision relating to the foreign partner consists of:

	2006	2005	2004
	SR	SR	SR

Provision for the year	9,543,233	13,256,542	14,894,518
Prior years	—	6,532	1,043

Charge for the year	9,543,233	13,263,074	14,895,561

Income tax has been provided for based on the estimated taxable income at 20% (2005: 20% and 2004: various rates up to 30%).

The differences between the financial and taxable/zakatable income are mainly due to adjustments for certain costs/claims based on the relevant fiscal regulations.

c) Movement in provision

The movement in the zakat and income tax provision was as follows:

	2006	2005	2004
	SR	SR	SR

At the beginning of the year	15,908,684	17,166,077	12,390,391
Provided during the year	13,267,419	15,915,783	17,374,428
Payments during the year	(25,851,458)	(17,173,176)	(12,598,742)

At the end of the year	3,324,645	15,908,684	17,166,077

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (continued)

d) Status of assessments

Zakat and income tax assessments have been agreed with the Department of Zakat and Income Tax (DZIT) up to 2002. Assessments for the years 2003 through 2005 have not yet been received.

8	CAPITAL

Capital is divided into 36,000 authorised, issued and fully paid up shares of SR 1,000 each (2005 and 2004: 36,000 shares).

9	STATUTORY RESERVE

In accordance with Saudi Arabian Regulations for Companies, the company must set aside 10% of its net income in each year until it has built up a reserve equal to one half of the capital. This having been achieved, the company has resolved to discontinue such transfers. The reserve is not available for distribution.

10	GENERAL RESERVE

The partners have established a general reserve by appropriation from the retained earnings. This reserve can be increased or decreased through partners’ resolution and can be used as required in the ordinary course of conducting the business of the company.

11	CAPITAL RESERVE

An amount equal to the profit on disposal of property and equipment is transferred from retained earnings to capital reserve and vice versa in case of loss. Although the capital reserve is a free reserve, yet it is not intended to be distributed.

12	RESERVE FOR EMPLOYEES’ TRAINING

	2006	2005	2004
	SR	SR	SR

At the beginning of the year	3,000,000	3,000,000	3,000,000
Transfer to retained earnings	—	(1,730,387)	(2,077,836)
Transfer from retained earnings	—	1,730,387	2,077,836
Transfer to provision for employee’s training	(3,000,000)	—	—

At the end of the year	—	3,000,000	3,000,000

In accordance with the company’s partners’ agreement, the company could allocate up to 10% of the net income for the year, subject to a ceiling of SR 3 million, for training programmes for Saudi Arabian nationals.

During the year management decided to transfer balance of this reserve at 1 January 2006 to provision for employees’ training as this reserve is no more required consequent to the intention of the partners to change the partners agreement in this regard.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (continued)

13	GENERAL AND ADMINISTRATION EXPENSES

	2006	2005	2004
	SR	SR	SR

Rent	1,223,829	1,082,246	1,178,503
Printing and stationery	1,051,575	1,014,003	872,659
Postage, fax and telephone	1,650,446	570,271	587,883
Other	2,812,896	2,586,989	2,231,177

	6,738,746	5,253,509	4,870,222

14	OTHER INCOME

	2006	2005	2004
	SR	SR	SR

Profit on sale of plant and equipment	440,263	607,165	6,430,842
Income from bank deposits	7,104,768	3,832,794	1,347,488

	7,545,031	4,439,959	7,778,330

15	RELATED PARTY TRANSACTIONS

In the ordinary course of its business activities, the company transacts with its affiliates. Such transactions mainly relate to purchase of fixed assets and equipment spares. During the year, SR 4.9 million (2005: SR 31.2 million and 2004: SR 3.3 million) of the company’s geophysical equipment were acquired from affiliates. The company also acquired SR 8.78 million (2005: SR 5.6 million and 2004: SR 4.5 million) of its equipment spares and services requirements from its affiliates. Prices and terms of payments of these transactions are approved by the management. Amounts due from and due to the partners and their affiliates are disclosed in notes 5 and 6, respectively.

16	CAPITAL COMMITMENTS

The company has future capital expenditure commitments amounting to SR 162 million (2005: SR 33 million and 2004: SR 6.5 million).

17	RISK MANAGEMENT

Interest rate risk

The Company is subject to interest rate risk on its interest bearing assets and liabilities, mainly bank deposits.

Credit risk

The company provides services to two customers only (2005: two customers only). All trade accounts receivable are due from these two customers and all retentions receivable are due from one of these customers. The customers would normally pay the amount billed within 30 to 60 days of the date of the invoice and the balance, held as retentions, upon submission of zakat and income tax clearance certificate for the relevant year.

Liquidity risk

The company limits its liquidity risk by ensuring that bank facilities are available. The company’s terms of service require amounts to be paid within 30 to 60 days of the date of invoice. Trade payables are normally settled within 30 to 100 days of the date of invoice.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (continued)

Currency risk

The company is subject to fluctuations in foreign exchange rates in the normal course of its business. The company did not undertake significant transactions in currencies other than Saudi Riyals and US Dollars, during the year.

18	FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable willing parties in an arm’s length transaction. The company’s financial assets consist of cash and bank balances and receivables, its financial liabilities consist of payables, accrued expenses and employee terminal benefits.

19	COMPARATIVE FIGURES

Certain of the prior year amounts have been reclassified to conform with the presentation in the current year.

20	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the company have been prepared in accordance with accounting standards generally accepted in the Kingdom of Saudi Arabia. For purposes of these financial statements, the following are the significant recognition and measurement differences between the company’s accounting principles used and United States Generally Accepted Accounting Principles (US GAAP).

a. Following is a reconciliation of net income to US GAAP:

	2006	2005	2004
	SR	SR	SR

Net income under Saudi accounting standards	80,130,727	96,113,734	99,087,860
US GAAP adjustments:
Provision for zakat and income tax (note 7(c))	(13,267,419)	(15,915,783)	(17,374,428)
Net over payment of zakat and income tax (refer below)	906,988	904,631	—
Deferred tax adjustment for the year	1,116,425	3,787,829	43,367

Net income under US GAAP	68,886,721	84,890,411	81,756,799

Difference in net income between Saudi Standards and US GAAP	11,244,006	11,223,323	17,331,061

Difference in partners’ equity between Saudi Accounting Standards and US GAAP (due to cumulative effect of current and prior years’ adjustments)	6,151,900	13,680,456	20,735,296

Net over payment relates to the years 2001 and 2002 (2005: 1997 through 2000).

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (continued)

b. Following is a reconciliation of partners’ equity for differences with US GAAP:

	2006	2005	2004
	SR	SR	SR

Partners’ equity under Saudi accounting standards	385,716,517	348,585,790	292,472,056
Cumulative effect of current and prior year adjustments (note 20(a))	(6,151,900)	(13,680,456)	(20,735,296)

Partners’ equity under US GAAP	379,564,617	334,905,334	271,736,760

c. Dividends paid

Dividends paid during the year amounting to SR 40,000,000 (2005: SR 40,000,000 and 2004: SR 38,000,000) included payments to the partners on account of zakat and income tax equalisation.