Form 20-F
period 2007-12-31
CGG VERITAS
filed 2008-04-23
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Event Requiring this Shell Company Report

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
27,450,758 Ordinary Shares, nominal value €2 per share

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
Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☑  Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

PRESENTATION OF INFORMATION

On January 12, 2007, CGG merged with Veritas (the “merger”) in a part cash, part stock transaction and upon completion of the merger, CGG was renamed Compagnie Générale de Géophysique-Veritas (abbreviated as CGG Veritas). Accordingly, where this annual report provides information for dates prior to January 12, 2007, such information relates to CGG only. We have also provided certain information relating to Veritas prior to January 12, 2007. Information in this annual report on or after January 12, 2007 relates to CGG Veritas.

As used in this annual report “CGG” refers to Compagnie Générale de Géophysique and its subsidiaries, except as otherwise indicated, “Veritas” refers to Veritas DGC Inc. and its subsidiaries before the merger and to CGGVeritas Services Holding (U.S.) Inc. following the merger. “CGG Veritas” refers to Compagnie Générale de Géophysique-Veritas, and “we”, “us”, “our” and “Group” refers to Compagnie Générale de Géophysique-Veritas and its subsidiaries after the merger and Compagnie Générale de Géophysique and its subsidiaries before the merger, except as otherwise indicated.

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

As our shares are listed on the New York Stock Exchange (in the form of American Depositary Shares), we are required to file an annual report on Form 20-F with the SEC. Our annual report includes our annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were also prepared in accordance with IFRS as adopted by the European Union at December 31, 2007.

Unless otherwise indicated, statements in this annual report relating to market share, ranking and data are derived from management estimates based, in part, on independent industry publications, reports by market research firms or other published independent sources. Any discrepancies in any table between totals and the sums of the amounts listed in such table are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties, including, without limitation, certain statements made in the sections entitled “Information on the Company” and “Operating and Financial Review and Prospects”. You can identify forward-looking statements because they contain words such as “believes”, “expects”, “may”, “should”, “seeks”, “approximately”, “intends”, “plans”, “estimates”, or “anticipates” or similar expressions that relate to our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We have based these forward-looking statements on our current views and assumptions about future events. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this annual report.

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 3: Key Information — Risk Factors” and elsewhere in this annual report, including, without limitation, in conjunction with the forward-looking statements included in this annual report. Some of the factors that we believe could affect our actual results include:

•	developments affecting our international operations;

•	our ability to develop an integrated strategy for CGGVeritas;

•	difficulties and delays in achieving synergies and cost savings;

•	our substantial indebtedness;

•	changes in international economic and political conditions and, in particular, in oil and gas prices;

•	exposure to the credit risk of customers;

•	exposure to the interest rate risk;

•	exposure to the foreign exchange rate risk;

•	exposure to credit risk and counter-party risk;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the complexity of products sold;

•	changes in demand for seismic products and services;

•	the effects of competition;

•	the social, political and economic risks of our global operations;

•	the costs and risks associated with pension and post-retirement benefit obligations;

•	changes to existing regulations or technical standards;

•	existing or future litigation;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	the costs of compliance with environmental, health and safety laws;

•	the timing and extent of changes in currency exchange rates and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire, including Veritas;

•	our ability to monitor existing and targeted partnerships;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

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

Item 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3:  KEY INFORMATION

Selected Financial Data

The selected financial data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Item 5: “Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data included below are for CGG prior to the merger with Veritas, which was completed on January 12, 2007, and for CGG Veritas thereafter. The selected financial data for each of the years in the four-year period ended December 31, 2007 have been derived from our audited consolidated financial statements prepared in accordance with IFRS.

	At December 31,
	2007	2007	2006	2005	2004
	(In millions of	(In millions of euros except for number of shares)
	U.S.$)(1)

Statement of operations data:
Operating revenues	3,250.7	2,374.1	1,329.6	869.9	687.4
Other revenues from ordinary activities	1.6	1.2	1.8	1.9	0.4
Cost of operations	(2,221.3)	(1,622.3)	(890.0)	(670.0)	(554.0)
Gross profit	1,031.0	753.0	441.4	201.8	133.8
Research and development expenses, net	(70.3)	(51.3)	(37.7)	(31.1)	(28.8)
Selling, general and administrative expenses	(316.2)	(231.0)	(126.4)	(91.2)	(78.6)
Other revenues (expenses)	25.1	18.4	11.7	(4.4)	19.3
Operating income	669.6	489.1	289.0	75.1	45.7
Cost of financial debt, net	(149.4)	(109.1)	(25.4)	(42.3)	(27.8)
Variance on derivative on convertible bonds	—	—	(23.0)	(11.5)	(23.5)
Other financial income (loss)	(7.1)	(5.2)	(8.8)	(14.5)	0.8
Income taxes	(177.2)	(129.4)	(83.2)	(26.6)	(10.9)
Equity in income of affiliates	5.8	4.2	10.1	13.0	10.3
Net income (loss)	341.7	249.6	158.7	(6.8)	(5.4)
Attributable to minority interests	5.6	4.1	1.6	1.0	1.0
Attributable to shareholders	336.1	245.5	157.1	(7.8)	(6.4)
Net income (loss) per share:
Basic(2)	12.49	9.12	9.04	(0.64)	(0.55)
Diluted(3)	12.35	9.02	8.86	(0.64)	(0.55)
Balance sheet data:
Cash and cash equivalents	374.4	254.3	251.8	112.4	130.6
Working capital(4)	540.4	367.1	210.4	154.1	116.4
Property, plant & equipment, net	971.6	660.0	455.2	480.1	204.1
Multi-client surveys	641.0	435.4	71.8	93.6	124.5
Goodwill	2,838.2	1,928.0	267.4	252.9	62.5
Total assets	6,840.7	4,647.0	1,782.1	1,565.1	971.2
Gross financial debt(5)	2,003.5	1,361.0	405.6	409.6	252.4
Shareholders’ equity	3,535.4	2,401.6	877.0	698.5	393.2
Other financial historical data and other ratios:
EBITDAS(6)	1,365.5	997.3	483.0	221.4	178.2
Capital expenditures (Property, plant & equipment)(7)	315.4	230.5	149.3	125.1	49.8
Capital expenditures for multi-client surveys	508.5	371.4	61.5	32.0	51.1
Net financial debt(8)	1,629.2	1,106.7	153.8	297.2	121.8
Gross financial debt(5)/EBITDAS(6)	1.4x	1.3x	0.8x	1.9x	1.4x
Net financial debt(8)/EBITDAS(6)	1.1x	1.1x	0.3x	1.3x	0.7x
EBITDAS(6)/Net financial expenses	9.1x	9.1x	19.0x	5.2x	6.4x

(1)	U.S.$ amounts have been converted at the average exchange rate of U.S.$1.369 per € for statement of operations data and at the closing exchange rate of U.S.$1.472 for balance sheet data.

(2)	Basic per share amounts have been calculated on the basis of 26,913,428 issued and outstanding shares in 2007, 17,371,927 issued and outstanding shares in 2006 and 12,095,925 issued and outstanding shares in 2005.

(3)	Diluted per share amounts have been calculated on the basis of 27,215,799 issued and outstanding shares in 2007, 17,731,386 issued and outstanding shares in 2006 and 12,095,925 issued and outstanding shares in 2005.

(4)	Consists of net trade accounts and notes receivable, net inventories and work-in-progress, tax assets, other current assets and assets held for sale less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers, deferred income, current provisions and other current liabilities.

(5)	“Gross financial debt” means financial debt, including current maturities, capital leases, bank overdrafts and accrued interest.

(6)	EBITDAS is defined as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our three share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — EBITDAS” for a reconciliation of EBITDAS to net cash provided by operating activities.

(7)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease and suppliers of fixed assets.

(8)	“Net financial debt” means bank overdrafts and financial debt including current portion (including capital lease debt) net of cash and cash equivalents.

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

The data provided in the following table is expressed in U.S. dollars per euro and is based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On April [22], 2008, the most recent practicable day prior to the date of this annual report, the exchange rate was €1.00 = $[1.6010].

	Period-End	Average
	Rate(1)	Rate(2)	High	Low

Recent Monthly Data
April 2008 (through April 22, 2008)	1.6010	1.5785	1.6010	1.5615
March 2008	1.5805	1.5520	1.5805	1.5195
February 2008	1.5187	1.4759	1.5187	1.4495
January 2008	1.4841	1.4728	1.4877	1.4574
December 2007	1.4603	1.4559	1.4759	1.4344
November 2007	1.4688	1.4675	1.4862	1.4435
October 2007	1.4468	1.4237	1.4468	1.4092
Annual Data (Year Ended December 31,)
2007	1.4603	1.3705	1.4862	1.2904
2006	1.3197	1.2560	1.3327	1.1860
2005	1.1842	1.2400	1.3476	1.1667
2004	1.3538	1.2478	1.3625	1.1801
2003	1.2597	1.1411	1.2597	1.0361
2002	1.0485	0.9495	1.0485	0.8594

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.

(2)	The average rate for each monthly period was calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rate for each annual period was calculated by taking the simple average of the noon buying rates on the last business day of each month during the relevant period.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risks related to our business

  We are subject to risks related to our international operations that could harm our business and results of operations.

With operations worldwide, including in emerging markets, our business and results of operations are subject to various risks inherent in international operations. These risks include:

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

We cannot assure you that we will not be subject to material adverse developments with respect to our international operations or that any insurance coverage we have will be adequate to cover us for any losses arising from such risks.

Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. In addition, non-U.S. persons employed by our separately incorporated non-U.S. entities may conduct business in some foreign jurisdictions that have been subject to U.S. trade embargoes and sanctions by the U.S. Office of Foreign Assets Control. We have typically generated revenue in these countries through the performance of data processing, reservoir consulting services and the sale of software licenses and software maintenance. We have current and ongoing relations with customers in these countries. We have procedures in place to conduct these operations in compliance with applicable U.S. laws. However, failure to comply with U.S. laws on equipment and services exports could result in material fines and penalties and/or damage to our reputation. In addition, our presence in these countries could reduce demand for our securities among certain investors.

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

The merger with Veritas DGC Inc. involves the integration of two companies, CGG and Veritas, that had previously operated independently and as competitors. CGG and Veritas entered into the merger with the expectation that, among other things, the merger would enable us to achieve expected cost synergies from having one rather than two public companies as well as the redeployment of support resources towards operations and premises rationalization. Achieving the benefits of the merger will depend in part upon meeting the challenges inherent in the successful combination and integration of global business enterprises of the size and scope of CGG and Veritas and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that we will meet these challenges and that such diversion will not negatively affect our operations. There can be no assurance that we will actually achieve anticipated synergies or other benefits from the merger.

In addition, in the past we have grown by acquisitions, and we may acquire companies or assets in the future. Such acquisitions, whether completed or in the future, present various financial and management-related risks, such as integration of the acquired businesses in a cost-effective manner; implementation of a combined intended business strategy; diversion of our management’s attention; outstanding or unforeseen legal, regulatory, contractual, labor or other issues arising from the acquisitions; additional capital expenditure requirements; retention of customers; combination of different company and management cultures; operations in new geographic markets; the need for more extensive management coordination; and retention, hiring and training of key personnel. Should any of these risks associated with acquisitions materialize, it could have a material adverse effect on our business, financial condition and results of operations.

  We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.

We invest significant amounts of money in acquiring and processing seismic data that we own. By making such investments, we are exposed to risks that:

•	we may not fully recover the costs of acquiring and processing the data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond our control. In addition, the timing of these sales is unpredictable, and sales can vary greatly from period to period. Technological or regulatory changes or other developments could also materially adversely affect the value of the data. Additionally, each of our individual surveys has a limited book life based on its location, so particular surveys may be subject to significant amortization even though sales of licenses associated with that survey are weak or non-existent, thus reducing our profits.

•	the value of our multi-client data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data.

•	any reduction in the market value of such data will require us to write down its recorded value, which could have a significant material adverse effect on our results of operations.

  Our results of operations may be significantly affected by currency fluctuations.

We derive a substantial amount of our revenues from international sales, subjecting us to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are denominated in currencies including the euro, the U.S. dollar, the Canadian dollar and, to a significantly lesser extent, other non-euro Western European currencies, principally the British pound and the Norwegian kroner. Historically, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, can have a significant effect upon our results of operations, which are reported in euros. The merger with Veritas very significantly increased both our dollar-denominated revenues and expenses, as Veritas’ revenues and expenses have historically been denominated largely in U.S. dollars. Thus, for financial reporting purposes, depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a decreased value. Moreover and in addition to the impact of the conversion of the U.S. dollar at a decreased value, since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, the depreciation of the U.S. dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of the date of this annual report, our fixed expenses in euros amount to €400 million and as a consequence, any unfavorable variation of U.S.$0.10 in the exchange rate between the U.S. dollar and the euro would impact negatively our operating income by approximately U.S.$40 million.

  Our working capital needs are difficult to forecast and may vary significantly, which could result in additional financing requirements that we may not be able to meet on satisfactory terms, or at all.

It is difficult for us to predict with certainty our working capital needs. This difficulty is due primarily to working capital requirements related to the marine seismic acquisition business and related to the development and introduction of new lines of geophysical equipment products. For example, under specific circumstances, we may extend the length of payment terms we grant to customers or increase our inventories substantially. We may therefore be subject to significant and rapid increases in our working capital needs that we may have difficulty financing on satisfactory terms, or at all, due notably to limitations in our debt agreements.

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

Our results of operations depend in part upon our proprietary technology. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. We currently hold or have applied for 140 patents in various countries for products and processes. These patents last between four and twenty years, depending on the date of filing and the protection accorded by each country. In addition, we enter into confidentiality and license agreements with our employees, customers and potential customers and limit access to and distribution of our technology. However, actions that we take to protect our proprietary rights may not be adequate to deter the misappropriation or independent third-party development of our technology. Although we are not involved in any material litigation regarding our intellectual property rights or the possible infringement of intellectual property rights of others, such litigation may be brought in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States, which may limit our ability to pursue third parties that misappropriate our proprietary technology.

  Our failure to attract and retain qualified employees may materially adversely affect our future business and operations.

Our future results of operations will depend in part upon our ability to retain our existing highly skilled and qualified employees and to attract new employees. A number of our employees are highly skilled scientists and highly trained technicians, and our failure to continue to retain and attract such individuals could materially adversely affect our ability to compete in the geophysical services industry.

We compete with other seismic products and services companies and, to a lesser extent, companies in the oil industry for skilled geophysical and seismic personnel, particularly in times, such as the present, when demand for seismic services is relatively high. A limited number of such skilled personnel is available, and demand from other companies may limit our ability to fill our human resources needs. If we are unable to hire, train and retain a sufficient number of qualified employees, this could impair our ability to manage and maintain our business and to develop and protect our know-how. Our success also depends to a significant extent upon the abilities and efforts of members of our senior management, the loss of whom could materially adversely affect our business and results of operations.

  CGG and Veritas have had losses in the past and we cannot assure that we will be profitable in the future.

We recorded net losses in 2004 and 2005 (attributable to shareholders) of €6.4 million and €7.8 million, respectively, although excluding the accounting impact under IFRS of our 7.75% subordinated convertible bonds due 2012 denominated in U.S. dollars, our net income would have been positive. Veritas recorded a net loss of U.S.$59.1 million in its fiscal year 2003. We cannot assure you that we will be profitable in the future.

Risks related to our industry:

  The volume of our business depends on the level of capital expenditures by the oil and gas industry, and reductions in such expenditures may have a material adverse effect on our business.

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

Factors affecting the prices of oil and gas include:

•	demand for oil and gas;

•	worldwide political, military and economic conditions, including political developments in the Middle East, economic growth levels and the ability of OPEC to set and maintain production levels and prices for oil;

•	levels of oil and gas production;

•	the price and availability of alternative fuels;

•	policies of governments regarding the exploration for and production and development of oil and gas reserves in their territories; and

•	global weather conditions.

Although oil and gas prices are currently high compared with historical values, which generally increases demand for seismic products and services, the markets for oil and gas historically have been volatile and are likely to continue to be so in the future.

We believe that global geopolitical uncertainty could lead oil companies to suddenly delay or cancel current geophysical projects. Any events that affect worldwide oil and gas supply, demand or prices or that generate uncertainty in the market could reduce exploration and development activities and materially adversely affect our operations. We cannot assure you as to future oil and gas prices or the resulting level of industry spending for exploration, production and development activities.

  We are subject to intense competition in the markets where we carry out our operations, which could limit our ability to maintain or increase our market share or to maintain our prices at profitable levels.

Most of our contracts are obtained through a competitive bidding process, which is standard for the seismic services industry in which we operate. Competitive factors in recent years have included price, crew availability, technological expertise and reputation for quality, safety and dependability. While no single company competes with us in all of its segments, we are subject to intense competition in each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more data acquisition crews than we do and have greater financial and other resources. These and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and gas prices and production levels, as well as changes in government regulations. In addition, if geophysical service competitors increase their capacity in the future (or do not reduce capacity if demand decreases), the excess supply in the seismic services market could apply downward pressure on prices. The negative effects of the competitive environment in which we operate could thus have a material adverse effect on our results of operations.

  We have high levels of fixed costs that are incurred regardless of our level of business activity.

We have high fixed costs, substantial capital expenditures generated by our data acquisition activities. As a result, downtime or low productivity due to, among other things, reduced demand, weather interruptions, equipment failures or other causes could result in significant operating losses.

  The revenues we derived from land and marine seismic data acquisition vary significantly during the year.

Our land and marine seismic data acquisition revenues are partially seasonal in nature. The offshore data acquisition business is, by its nature, exposed to unproductive interim periods due to necessary repairs or transit time from one operational zone to another during which revenue is usually not recognized. Other factors that cause variations from quarter to quarter include the effects of weather conditions in a given operating area, the internal budgeting process of some important clients relative to their exploration expenses, and the time necessary to mobilize production means and/or obtain the administrative authorizations necessary to commence data acquisition contracts.

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

We have a significant amount of debt. As at December 31, 2007, our net financial debt, total assets and shareholders’ equity were €1,106.7 million, €4,647.0 million and €2,401.6 million, respectively. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years.

Our substantial debt could have important consequences. In particular, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds.

  Our debt agreements contain restrictive covenants that may limit our ability to respond to changes in market conditions or pursue business opportunities.

The indentures governing our U.S.$530 million 7 1/2% senior notes due 2015 and U.S.$400 million 7 3/4% senior notes due 2017 (hereinafter our “Senior Notes”) and the agreements governing our credit facilities (including the U.S.$1.14 billion senior credit facilities dated January 12, 2007 (hereinafter our “Senior Facilities”) and our U.S.$200 million French revolving facility dated February 7, 2007 (hereinafter our “French revolving facility”)) contain restrictive covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue preferred shares;

•	pay dividends or make other distributions;

•	purchase equity interests or reimburse subordinated debt;

•	create or incur certain liens;

•	enter into transactions with affiliates;

•	issue or sell capital stock of subsidiaries;

•	engage in sale-and-leaseback transactions; and

•	sell assets or merge or consolidate with another company.

Complying with the restrictions contained in some of these covenants requires us to meet certain ratios and tests, notably with respect to consolidated interest coverage, total assets, net debt, equity and net income. The requirement that we comply with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, or withstand a continuing or future downturn in our business.

  If we are unable to comply with the restrictions and covenants in the indentures and agreements governing our Senior Notes and our other current and future debt, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of repayment.

If we are unable to comply with the restrictions and covenants in the indentures governing the Senior Notes or in other current or future debt agreements, including the Senior Facilities and the French revolving facility, there could be a default under the terms of these indentures and agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In the event of a default under these agreements, lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us.

  We and our subsidiaries may incur substantially more debt.

We and our subsidiaries may incur substantial additional debt (including secured debt) in the future. The terms of the indentures governing our Senior Notes and our other existing senior indebtedness limit, but do not prohibit, our subsidiaries and us from doing so. As of the date of this annual report, we have drawn U.S.$890 million under the Senior Facilities to finance the cash component of the consideration for the merger with Veritas. If new debt is added to our current debt levels and those of our subsidiaries, the related risks for us could intensify.

  To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures depends in part on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

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

  Our results could be materially adversely affected by changes in interest rates.

Our sources of financing include credit facilities and debt securities that are or may be subject to variable interest rates. In particular, our Senior Facilities are subject to interest based on U.S. dollar LIBOR. As a result, our interest expenses may increase significantly if short-term interest rates increase. Each 50 basis point increase in the U.S. dollar LIBOR would increase our pro forma interest expense by approximately U.S.$5 million per year.

Item 4:	INFORMATION ON THE COMPANY

We were established in 1931 to market geophysical techniques for appraising underground geological resources. Since that time, we have gradually come to specialize in seismic techniques adapted to exploration for and production of oil and gas, while continuing to carry on other geophysical activities. Compagnie Générale de Géophysique-Veritas is the parent company of the Group. We are a société anonyme incorporated under the laws of the Republic of France and operating under the French Code de commerce. Our registered office is Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, France. Our telephone number is (33) 1 64 47 45 00.

Over the course of the last three years, we have completed numerous acquisitions and dispositions which are described in “Item 5: Operating and Financial Review and Prospects — Acquisitions and Dispositions” and elsewhere in this annual report.

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

Our operations are organized into two segments: Services and Equipment, in accordance with our internal reporting system, which we use to manage and measure our performance. Services accounted for 71% and Equipment accounted for 29% of CGGVeritas’ consolidated revenues for the year ended December 31, 2007.

For the year ended December 31, 2007, 30.9% of our consolidated revenues were from North America, 10.3% from South America, 32.3% from Europe, Africa, Middle East, and 26.5% from Asia Pacific.

The Merger

On January 12, 2007, CGG acquired Veritas (the “merger”) pursuant to an agreement and plan of merger dated September 4, 2006 (the “merger agreement”). In the merger, CGG issued an aggregate of 46.1 million ADSs and paid an aggregate of U.S.$1.5 billion in cash to holders of Veritas stock. The merger was completed on January 12, 2007. The combined company was thereafter renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGG Veritas”.

Strengths

We believe a number of strategic factors favor the development of CGG Veritas:

•	the business environment in which we operate is strong, as decreasing reserves of oil and gas companies have been coupled with growing energy consumption sustained by long-term demand, particularly in China and India;

•	we are a leading, global, pure-play seismic company, offering a broad range of seismic services, and, through Sercel, geophysical equipment to the industry across all markets;

•	we have a long tradition of providing seismic services both onshore and offshore with strong technological foundations in the geophysical services and equipment market;

•	our fleet of 20 vessels, with 14 high capacity 3D vessels, five mid capacity 3D vessels and one 2D vessel, is the world’s leading seismic fleet;

•	we own recent vintage and well-positioned multi-client seismic data libraries;

•	our supply of land seismic acquisition services is geographically and technologically well placed for high-end positioning and further development of local partnerships;

•	our respective positions in data processing and imaging and the skills and reputation of our experts and geoscientists are an industry reference in this segment, with particular strengths in advanced technologies such as depth imaging, 4D processing and characterization;

•	with a combined workforce of approximately 8,000 employees operating worldwide, including at Sercel, we are, through continued innovation, an industry leader in seismic technology, services and equipment with a broad base of customers, including independent, international and national oil and gas companies.

Industry Conditions

Overall demand for geophysical services and equipment is dependent upon spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices.

We believe that the medium-term outlook for the geophysical services sector, particularly the offshore segment, and the demand for geophysical equipment is fundamentally positive for a number of reasons:

•	economic growth, particularly in more active regions such as Asia (notably China and India), is generating increased energy demand and leading to higher energy prices and increased exploration efforts;

•	the need to replace depleting reserves and maximize the recovery of oil in existing reservoirs should encourage capital expenditures by companies engaged in exploration and production, which we expect will benefit the seismic industry;

•	many developing countries are committed to increasing their energy independence. We expect this goal notably to increase demand for seismic exploration by national oil companies;

•	the scope of application of geophysical services has considerably increased over the last several years as a result of significant research and development efforts. Geophysical services can now potentially be applied to the entire sequence of exploration, development and production, as opposed to exploration only. This is particularly true with technologies such as wide azimuth and 4D (time lapse seismic data);

•	Finally, the depth and duration of the contraction in the geophysical sector between 1999 and 2004 may have increased awareness among geophysical service providers of the risks related to market overcapacity.

We believe that CGGVeritas is in a strong position to benefit from these industry conditions.

Our Strategy

We intend to continue to strengthen our competitive position in the global geophysical services and equipment markets by capitalizing on growth opportunities resulting from both the application of new technologies in every sector of the oil and gas business — from exploration to production and reservoir management — and from our worldwide presence.

To achieve this objective, we have adopted the following strategies:

Focus on Growth Areas for Geophysical Services

We believe that our proprietary equipment and software provide us with a competitive advantage in specific growth markets, such as data acquisition in transition zones and difficult terrain, where recent technological advances have made seismic acquisition more feasible. We intend to focus on developing our technological capabilities in emerging markets for geophysical services, such as reservoir appraisal and production monitoring. We also believe that we have unique experience and expertise in complex land seismic acquisition projects in both desert and arctic regions.

We believe that our geographic footprint will allow us to respond to the growing demand for seismic imaging and reservoir solutions.

We also intend to maintain our position in the marine and land seismic market for multi-client data by developing our multi-client data library. We believe that a strong position in this market segment enhances our global competitive position and may provide opportunities for continuing future sales. In developing our multi-client data library, we carefully select survey opportunities in order to maximize our return on investment. We also intend to apply the latest advances in depth imaging technology to a selected part of our existing library.

Given the growing importance of geophysics in reservoir characterization, we intend to further develop the synergies between our data processing and reservoir services. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated services. With the increasing market use of wide-azimuth in the Gulf of Mexico and the growing demand for advanced imaging capabilities, we also intend to increase our processing capability in developing disciplines, such as reservoir description and monitoring, including wide-azimuth, multi-component and 4D studies. We also plan to continue promoting and developing our dedicated processing centers within our clients’ offices and developing our regional centers. We are also actively continuing the convergence of our legacy software technologies in order to achieve full synergy expected in 2009.

Develop Technological Synergies for Products and Capitalize on New Generation Equipment

We believe Sercel is the leading manufacturer of land, marine and subsea geophysical equipment. We plan to continue developing synergies among the technologies available to Sercel and to capitalize fully on our position as a market leader. Through our research and development, we seek to improve existing products and maintain an active new product development program in all segments of the geophysical equipment market (land, marine and ocean-bottom).

Develop and Utilize Innovative Technology

The significant technological developments in seismic services over the last decade have produced a marked change in the sector. The development of 4D and wide-azimuth techniques (providing time lapse views and enhanced illumination of the reservoir as well as improved image resolution) now allows operators to better locate and monitor reservoir performance. This possibility broadens the use of seismic techniques from pure exploration (early cycle) into a tool for reservoir development, management and production (late cycle). Importantly, these techniques require more vessel time than traditional data acquisition. For example, three to six times more vessel time is required to shoot wide — azimuth data than traditional 3D.

We believe that growth in demand for geophysical services will continue to be driven in part by the development of new technologies. The industry is increasingly demanding clearer seismic imaging and better visibility, particularly underneath salt layers. We expect multi-azimuth, wide azimuth, multi-component (3C/4C) surveys and time-lapse (4D) surveys to become increasingly important for new production-related applications, particularly in the marine sector, and expect specialized recording equipment for difficult terrain to become more important in land seismic data acquisition, particularly in transition zones, shallow water and arctic areas. We believe that to remain competitive, geophysical services companies will need to combine advanced data acquisition technology with consistently improving processing capacity in order to reduce further delivery times for seismic services.

Our strategy is to continue our high level of research and development investment to reinforce our technological leadership. We also intend to take advantage of our full range of integrated services to enhance our position as a market leader in:

•	land and transition zone seismic data acquisition systems and know-how;

•	innovative marine or seabed acquisition systems and services;

•	seismic data processing and reservoir services; and

•	manufacturing of land, marine and subsea data acquisition equipment.

Emphasize Client Service

We believe it is important to operate in close proximity to our clients to develop a better understanding of their individual needs and to add measurable value to their business processes. We respond to these needs by creating new products or product enhancements that improve the quality of data and reduce the data delivery time to clients. We believe that our regional multi-client and dedicated data processing centers in our clients’ offices provide us with an advantage in identifying contract opportunities, optimizing service to clients and developing products responsive to new market demands, such as seismic techniques applied to reservoir management. We believe that we are well positioned to benefit from the industry trend towards increased outsourcing. This trend is leading oil and gas companies to place greater emphasis on relationships and service quality (including health, safety and protection of the environment) in their selection of third party service providers, including geophysical services providers.

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

Develop Well-positioned Data Libraries

We intend to take advantage of our recent vintage, well-positioned seismic data libraries and will capitalize on our strong experience in the wide azimuth technology. The industry’s growing interest in wide-azimuth technology to explore complex geological environments has translated into high pre-funding levels for the Gulf of Mexico. Walker Ridge and Garden Banks surveys may generate interest from deep offshore large oil and gas companies. Onshore, CGGVeritas’ land library offers additional potential in North America. Our seismic data library is a strength in a market where a global library portfolio is increasingly attractive to clients.

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

Combine EM and Seismic Information

Seismic imaging has improved significantly over the past decade as computer processing has enabled the analysis of ever more sophisticated data sets. Yet 3D seismic still only supplies one form of information, namely geological interpretation. Seismic imaging uses an acoustic wave to indicate whether a possible hydrocarbon trap exists within the earth but it is limited in its ability to determine what kind of fluid is in that trap. As the cost of drilling has increased significantly, any technique that can improve drilling success rates is of interest to oil companies.

Electromagnetic (EM) surveying potentially offers a technique for the detection of hydrocarbons that is complementary to traditional seismic. EM uses a low frequency electromagnetic wave and measures resistivity changes within the earth, giving it the potential to provide important information regarding fluid types. Oil companies are in the early adoption phase, largely as a risk reduction measure to determine whether EM can assist in determining whether drilling should go ahead.

We believe that combining different types of information is the key to extracting the greatest value from geophysical data sets. Studies have shown it is possible to predict reservoir properties across the lateral extent of a field by combining EM and seismic measurements, calibrated with well-log data. We believe that EM technology will continue to develop in the coming years as a recognized hydrocarbon presence confirmation tool and become a natural complement to seismic technology. We are confident that the strategic alliance between CGGVeritas and OHM will better serve customers by providing a wide range of imaging technologies, will accelerate market penetration of EM and could improve the exploration and production performance of our clients by combining seismic and EM imaging.

Operating Revenues Data

Revenues by Business Lines

The following table sets forth our consolidated operating revenues by activity in millions of euros or dollars, as the case may be, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2007			2006			2006
	Historical data			Unaudited Pro forma data			Historical data
	M€	MU.S.$	%	M€	MU.S.$	%	M€	%

Total Land Seismic Acquisition	461.5	631.8	19%	365.0	458.4	18%	119.1	9%
Contract	327.3	448.0	14%	270.3	339.4	13%	119.1	9%
Multi-client	134.2	183.8	6%	94.7	119.0	5%	—	—
Total Marine Seismic Acquisition	986.4	1,350.5	41%	887.6	1,114.9	45%	533.3	40%
Contract	531.2	727.3	22%	462.2	580.5	23%	315.4	24%
Multi-client	455.2	623.2	19%	425.4	534.4	21%	217.9	16%
Processing and Imaging	263.2	360.5	11%	258.1	324.3	13%	139.7	11%
Total Services	1,711.1	2,342.8	72%	1,510.7	1,897.6	76%	792.1	60%
12 days elimination(1)	(16.5)	(22.6)	—	—	—	—	—	—
Total Services	1,694.6	2,320.2	71%	1,510.7	1,897.6	76%	792.1	60%
Equipment	679.5	930.5	29%	479.5	602.3	24%	537.5	40%
Total	2,374.1	3,250.7	100%	1,990.2	2,499.9	100%	1,329.6	100%

(1)	The merger with Veritas took effect on January 12, 2007. The €1,711.1 million figure above is composed of Services segment business line revenues for each of CGG and Veritas from and including January 1, 2007. We have consequently eliminated from this figure Veritas revenues in an amount of €16.5 million attributable to 2007 Veritas revenues between January 1 and January 12, 2007, the effective date of the merger of CGG and Veritas. Because our internal reporting systems did not permit us to identify the CGGVeritas Services segment business lines to which such twelve days of Veritas revenues should be allocated, we have eliminated such twelve days of revenues from such €1,711.1 million figure to arrive at total Services revenues (including Veritas revenue after the merger date) of €1,694.6 million for the financial year ended December 31, 2007.

Revenues by Region (by location of customers)

The following table sets forth our consolidated operating revenues by region in millions of euros or dollars, as the case may be, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2007			2006			2006
	Historical data			Unaudited Pro forma data			Historical data
	M€	MU.S.$	%	M€	MU.S.$	%	M€	%

North America	734.6	1,005.8	31%	721.7	906.6	36%	344.2	26%
Central and South Americas	244.0	334.2	10%	199.7	250.9	10%	138.3	10%
Europe, Africa and Middle East	767.2	1,050.5	32%	612.2	768.9	30%	472.7	36%
Asia Pacific	628.3	860.2	27%	456.6	573.5	23%	374.4	28%
Total	2,374.1	3,250.7	100%	1,990.2	2,499.9	100%	1,329.6	100%

Services

Our geophysical Services segment is composed of:

•	land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	multi-client land: seismic data acquisition for land, transition zones and shallow water undertaken by us and licensed to a number of clients on a non-exclusive basis;

•	marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	multi-client marine: seismic data acquisition offshore undertaken by us and licensed to a number of clients on a non-exclusive basis; and

•	processing and imaging: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.

Our Services segment is organized by region to better promote our entire spectrum of services in our main markets, focusing on providing comprehensive solutions to client problems. We believe that our capacity to provide integrated geophysical services is a significant competitive advantage.

Land Business Line

Land Seismic Acquisition

Land seismic acquisition includes all seismic surveying techniques where the recording sensor is either in direct contact with, or in close proximity to, the ground. Our land business line offers integrated services, including the acquisition and on site processing of seismic data on land, in transition zones and on the ocean floor (seabed surveys). We undertake land surveys with both a contract and multi-client basis.

We are a significant land seismic acquisition contractor worldwide, including in North America, and particularly in difficult terrain. In December 2007, we had 25 active land crews performing specialized 3D and 2D seismic surveys. Total land seismic acquisition activities accounted for 19% of our consolidated operating revenues in 2007. Contracts for land seismic acquisition accounted for 14% and multi-client surveys accounted for 5% of our consolidated operating revenue in 2007.

Our land operations include surveying crews and recording crews. Surveying crews lay out the lines to be recorded and mark the sites for shot-hole placement or equipment location, and recording crews produce acoustic impulses and use recording units to synchronize the shooting and record the seismic signals via geophones. On a land survey where explosives are used as the acoustic source, the recording crew is supported by several drill crews. Drill crews operate in advance of the recording crew and bore shallow holes for explosive charges which, when detonated by the recording crew, produce the necessary acoustic impulse. Seismic surveying in transition zones and on the sea-bed is carried out by laying cables or other stationary measuring devices on the ocean floor.

Land seismic crews are equipped with advanced equipment and software used in each stage of the land seismic acquisition process, including: the Sercel 408UL and 428XL seismic data recorders; the Sercel VE 432 vibrator electronic control system, used to synchronize and verify the emission of acoustical waves by vibrators; and on-site processing software for acquired data.

We believe that our technology and our experience enable us to offer high quality, fully integrated land seismic services. We have pioneered real-time positioning of geophones and seismic sources, quality control of positioning during land surveys, and on-site processing, which together increase the accuracy and efficiency of such surveys.

One of the challenges inherent in land seismic acquisition surveys is gathering data without disrupting the sensitive ecosystems in which such surveys are frequently located. We have developed a strong position in environmentally sensitive zones, such as mountainous regions, tropical forests and swamps, by following a strict policy of preserving the natural environment to the extent possible. We also work in conjunction with the local community at site locations, hiring local employees and obtaining necessary local authorizations to alleviate potential opposition to our operations.

The difficulty of access to survey sites is a major factor in determining the number of personnel required to carry out a survey and the cost of a survey. A full crew for a land or transition zone survey may range from a total of less than 100 to 3,000 members (principally composed of local employees in the later case), and the cost of a survey can range from several hundred thousand to several million dollars per month, depending on the size of the team and the type and difficulty of the survey.

We work closely with our clients to plan surveys in accordance with their specifications. This provides us with a competitive advantage in being selected to carry out surveys, whether such surveys are awarded based on competitive bids or directly negotiated agreements with clients. We regularly conduct land seismic acquisition surveys for national and international oil companies.

We have developed partnerships with local seismic acquisition companies in several countries, including Kazakhstan, Indonesia and Libya. We contribute our international expertise, technical know-how, equipment and experienced key personnel to these partnerships as needed, while local partners provide their logistical resources, equipment and knowledge of the environment and local market.

In Saudi Arabia, our land seismic acquisition activities are conducted through Arabian Geophysical & Surveying Co. (“Argas”), a joint venture owned 49% by us and 51% by TAQA, our local partner. Since June 2006, in our Middle East operations are conducted through Ardiseis.

On the multi-client acquisition side, in 2007, we invested €102 million (U.S.$140 million) in multi-client land seismic acquisition, mainly in North America. Total revenues from multi-client land seismic acquisition for 2007 were €134 million (U.S.$184 million), a strong 54% increase in dollar terms year on year.

Multi-client after-sales were €65 million (U.S.$89 million) for 2007 driven by strong demand in our Canadian and US lower 48 states data library.

The prefinancing level was high at 68% and as of December 31, 2007, the net book value of our land multi-client library was €140 million (U.S.$206 million).

Land Seismic Acquisition Business Development Strategy

Land Seismic Acquisition Contract Activity

Our land seismic acquisition services are geographically and technologically well placed for high-end positioning and further development of local partnerships. We have developed a unique expertise in North America’s arctic regions. We have developed partnerships with local seismic acquisition companies in several countries, including Saudi Arabia, Kazakhstan, Indonesia and Libya.

The demand for land seismic acquisition services and for technology in particular is increasing and our strategy for the land acquisition business line is to:

•	focus our presence in certain geographic markets, such as Europe, Africa and the Middle East, where we believe we have a competitive advantage;

•	serve the increasing demand for land seismic acquisition and for high-end technology in particular, through the expansion of our HPVAtm wide azimuth technology and the introduction of Seismovietm for advanced 4D projects;

•	further reinforce our presence in arctic North American regions through the introduction during the next two winter seasons of new technology for high resolution acquisition; and

•	continue to promote our expertise in harsh environments, sensitive areas (in terms of environmental or community concerns), shallow water and transition zones, and in management of complex projects where barriers to entry are higher and pricing competition less intense.

Multi-client

We also plan to continue investing in non-exclusive land seismic data libraries, especially in the U.S. and in Canada, where we have a strong and recent vintage library.

Marine Business Line

Marine Seismic Acquisition

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

We undertake both contract and multi-client marine seismic surveys. When we acquire marine seismic data on a contract basis, the customer contracts to pay for and directs the scope and extent of the survey and retains ownership of the data obtained. In regions where there is extensive petroleum exploration, such as Brazil, the Gulf of Mexico, West Africa, the Mediterranean Sea and the North Sea, we also undertake multi-client surveys, in which we fund the survey ourselves and retain ownership of the seismic data. This enables us to provide multiple companies access to the data by way of license. As a result, we have the potential to obtain multiple and higher revenues, while our customers who license the data have the opportunity to pay lower prices. The capacity to both acquire and process marine seismic data is an important element of our overall strategy to maintain and develop our leading position in marine seismic data acquisition and processing.

We operated 58% of our high-end 3D fleet on contract in 2007, mostly in the Eastern Hemisphere, with half in Asia-Pacific (Malaysia and Vietnam) and half in Europe, Africa and the Middle-East (Norway, Congo and Qatar) on large high resolution and 4D surveys.

Total marine activities accounted for 41% of our consolidated operating revenue in 2007. Marine seismic acquisition contracts accounted for 22% and multi-client marine accounted for 19% of our consolidated operating revenue in 2007.

Marine Seismic Acquisition Contract Activity

We provide a full range of marine seismic services, principally in the Gulf of Mexico, the North Sea and off the coasts of West Africa and Brazil, as well as in the Asia-Pacific region.

We currently operate a combined fleet of 20 vessels, including eight high capacity vessels (8 to 14 streamers), eight mid capacity vessels (6 to 8 streamers) and four small 3D/2D vessels. All vessels are equipped with Sercel’s solid or fluid streamers. In 2007, we continued the performance upgrades of our fleet with the launch of the Vision at the end of July, the completion of our new Vanquish seismic vessel, operational mid-December, and the upgrade of the Challenger from a 10 to a 12 streamer configuration before it begins a 3D multi-azimuth contract offshore from Egypt.

We own some of our vessels, we co-own one and we use the others pursuant to time charters. This flexibility allows us to right size our fleet according to market requirements. The 3D vessels we own are the Amadeus, the Symphony, the Orion and the Search. The low capacity 3D/2D vessels we own are the Venturer, the Princess and the Duke. We co-own the vessel Alizé and charter, with a final purchase option, the following 3D vessels: the Geo Challenger, the Fohn and the Harmattan. The other 3D vessels we charter are the Vision, the Vanquish, the Viking, the Viking II, the Vantage and the Laurentian. The low capacity 3D/2D vessels we charter are the Voyager, the Pacific Titan and the Pacific Sword.

The 2D vessels are used for 2D surveys or, when required, as source vessels for more complex operations, which have higher margins, such as for wide azimuth or complex undershooting surveys.

With more vessels, we increase our geographical coverage and can minimize unproductive time by reducing vessels’ transit between areas of operation. Each vessel is equipped with geophysical recording instrumentation, digital geophysical streamer cable, cable location and geophysical data location systems, multiple navigation systems, a source control system that controls the synchronization of the energy source, and a firing system that generates the acoustic impulses. Streamer cables contain hydrophones that receive the acoustic impulses reflected by variations in the subsurface strata.

The Alizé, the Viking, the Viking II, the Vantage, the Vision and the Vanquish are each capable of deploying eight to twelve streamers simultaneously. The Alizé, the Viking, the Viking II, the Vantage, the Vision, the Vanquish

and Voyager are equipped with solid streamers, which offer numerous advantages over fluid-filled streamers. The solid streamers allow these vessels to work in rougher seas and record more desirable frequencies with less noise and less downtime than is possible with fluid-filled streamers.

On July 2, 2007, we entered into an agreement, amended on March 14, 2008, with Eidesvik Offshore ASA for the supply of two large seismic vessels to be newly built, with a total contract value of approximately U.S.$420 million. The two vessels will be of an extremely advanced specification, incorporating many unique features, based on the most recent X-BOWtm design of Ulstein Design AS, and will be delivered in 2010 under 12-year time charter agreements. These two high-capacity, innovative vessels are key components of our strategy of progressive fleet renewal, involving the staged retirement of the former generation of lower capacity vessels in conjunction with the introduction of these new platforms. The new vessels are purpose-designed for the efficient deployment of industry-leading Sercel solid streamer technology and configured for spreads of up to 16 long streamers, or 20 shorter streamers in high-density applications.

The following table provides certain information concerning the seismic vessels we operate.

		Year of	Year added	Charter	Options		#	Vessel
Vessel name	Year built	upgrade	to fleet	expires	to extend	2D/3D	Streamers	length(m)

SR/V Viking Vision	2007	n/a	2007	Jun. 2015	2x5	3D	10	105
M/V Veritas Voyager	2005	2006	2007	Jun. 2011	1x3	3D	4	68
SR/V Viking Vantage	2002	n/a	2007	Apr. 2010	3x2	3D	8	93
M/V GeoChallenger	2000	2005	2005	Jun. 2010	3x1	3D	12	91
SR/V Viking Vanquish	1999	2007	2007	Sept. 2015	2x5	3D	10	93
M/V Alizé	1999	n/a	1999	Mar. 2014	n/a	3D	10	100
M/V Amadeus	1999	n/a	2001	n/a	n/a	3D	8	84
SR/V Veritas Viking II	1999	n/a	2007	May 2013	1x5	3D	8	93
SR/V Veritas Viking	1998	2006	2007	May 2011	2x5	3D	10	93
M/V Harmattan	1993	1997	1993	Dec. 2008	1x1	3D	6	97
M/V Symphony	1988	n/a	2001	owned	n/a	3D	10	121
M/V Venturer	1986	2007	2005	owned	n/a	3D	4	90
M/V Princess	1986	2001	2005	owned	n/a	2D	3	76
M/V Føhn	1983	1997	1985	Dec.2008	1x1	3D	8	87
M/V Laurentian	1983	2005	2003	Sept. 2008(*)	n/a	3D	6	85
M/V Duke	1983	1998	2005	owned	n/a	2D	1	67
M/V Pacific Titan	1982	1998	2005	Jun. 2009	n/a	3D	2	65
M/V Search	1982	2002	2005	owned	n/a	3D	8	98
M/V Pacific Sword	1981	2000	2007	Oct. 2009	1x3	3D	2	58
M/V Orion	1979	2006	2005	owned	n/a	3D	8	81

(*)	will not be renewed upon expiry date

Marine Multi-client Library

Contract surveys generally provide for us to be paid a fixed fee per square kilometer of data acquired. When we acquire marine seismic data on a contract basis, the customer directs the scope and extent of the survey and retains ownership of the data obtained. In regions where there is extensive petroleum exploration, such as Brazil, the Gulf of Mexico, West Africa, the Mediterranean Sea and the North Sea, we also undertake multi-client surveys whereby we retain ownership of the seismic data. This enables us to provide multiple companies access to the data by way of license. As a result, we have the potential to obtain multiple and higher revenues, while our customers who license the data have the opportunity to pay lower prices.

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

Multi-client survey production accounted for more than 40% of our 3D fleet utilization in 2007. See “Item 3: Key Information — Risk Factors — Risks Related to Our Business — We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.”

The multi-client libraries provide “prospect-ready” 3D or 2D data and therefore accelerate the exploration-production process. We believe that having high quality and well located multi-client data library is important for our ability to generate cash flow in the future. In 2007, we expanded the size and the value of our US Gulf of Mexico, Brazilian and North Sea multi-clients dataset by acquiring new blocs in key areas and by imaging the subsurface with our latest processing technology. In particular, we used wide azimuth technology in the deep offshore waters of the Gulf of Mexico.

In 2007, we invested €269 million (U.S.$368 million) mainly in the Gulf of Mexico but also in Brazil and in the North Sea. Total revenues from multi-client marine seismic acquisition were €455 million (U.S.$623 million) in 2007, a 17% increase in dollar terms from 2006.

The prefinancing level was strong at 86% while well positioned multi-clients benefited from increased customer interest and as of December 31, 2007, the net book value of our offshore multi-clients library was €296 million (U.S.$435 million).

In 2007, we benefited from increasing exploration activity enhanced by the quick acceptance of wide azimuth technology which provides better subsalt illumination. While completing the Alaminos Canyon 3D conventional program, we acquired more than 6,500 square kilometers of wide azimuth data in the Walker Ridge area. In early December 2007, we also started the acquisition of our Garden Bank wide azimuth program. This is our fifth wide-azimuth survey in the Gulf of Mexico at present.

Multi-client after-sales in 2007 were €220 million (U.S.$301 million) driven by strong interest for our Brazil and Gulf of Mexico data library.

Seabed

Our subsidiary Multiwave is a Norwegian seismic company specializing in seabed seismic operations and electromagnetic seabed logging (“EM SBL”). Seabed seismic collection is a more recent process than towed seismic collection and generally does not compete with towed seismic collection. Seabed seismic operations are most often used in areas where conventional streamer acquisition is impossible. The method can also be more effective in certain types of seismic applications, such as the monitoring of existing production fields to optimize reservoir recovery rates. Seabed seismic collection is based on laying recording cables on the seabed, either permanently or as a mobile system that can be re-used in other areas. The data collection may take place through multiple components (3C) adapted to seabed environments, resulting in greater accuracy than conventional towed seismic collection, or through permanent systems that permit continuous monitoring over time (4C/4D).

With our acquisition of Exploration Resources in 2005, however, we have obtained strong know-how and experience in the fields of seabed seismic collection. We will continue to offer these services under the Multiwave name. Also CGGVeritas successfully implemented in 2007 a seabed solution offshore Malaysia at a water depth of over 1,000 meters.

Marine Seismic Acquisition Business Development Strategy

Marine contract

We believe that marine seismic services constitute one of the essential pillars of a firm presence in the seismic sector and therefore want to maintain a strong position in both the 3D and 2D marine seismic segments in contract and multi-clients surveys. Historically, 2D was typically limited to pre-exploration efforts, as clients wished to have a rudimentary 2D image of an entire area in order to rapidly identify zones that justified 3D imaging. The possession of a mixed 2D/3D fleet thus becomes a strategic advantage and an essential factor in a company’s credibility with oil company clients.

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

Marine multi-client

We intend to take advantage of our recent vintage, well positioned seismic data library. We will actively pursue our investment in wide azimuth programs in the Gulf of Mexico.

Processing and Imaging Business Line

Processing and Imaging

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

We provide seismic data processing and reservoir services through our network of data processing centers and reservoir teams located around the world. We operated 49 worldwide processing and imaging centers, including 14 dedicated client centers at December 31, 2007. Contract revenues from our Processing and Imaging business line accounted for approximately 11% of our consolidated revenues in 2007.

Data Processing Activity

We process seismic data acquired by our land and marine seismic acquisition crews as well as seismic data acquired by non-affiliated third parties. Marine seismic data has been a significant source of the growth in demand for our data processing services. In addition, we reprocess previously processed data using new techniques to improve the quality of seismic images. Demand for processing and imaging remained strong worldwide in 2007, driven by marine data volumes, especially with the increasing market adoption of wide-azimuth in the Gulf of Mexico and the growing demand for our advanced imaging capabilities.

We complement our network of international centers with both regional centers, open to all our customers, and dedicated centers that bring processing facilities within our clients’ premises. Fourteen of our data processing centers are “dedicated” centers that are located in clients’ offices. We believe that these dedicated centers are responsive to the trend among oil and gas companies to outsource processing work.

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

We operate visualization centers in our Houston, London and Singapore hubs which allow teams of our customers’ geoscientists and engineers to view and interpret large volumes of complex 3D data. The visualization centers have imaging tools used for advanced interpretive techniques that enhance the understanding of regional as well as detailed reservoir geology. These visualization centers allow us to offer our expertise combined with the type of collaborative geophysical model building that is enabling oil companies to explore areas of complex geology such as the large sub-salt plays in the deepwater Gulf of Mexico.

We have groups of scientists available to perform advanced geophysical and geological interpretation on a contract basis. These experts work around the world, using third party and our own proprietary software to create subsurface models for our clients and advise them on how best to exploit their reservoirs. Their work is related to exploration as well as production activities. Convergence of our legacy software technology is on track with full synergy expected in 2009.

Additionally, we license our proprietary Hampson-Russell software to companies desiring to do our own geophysical interpretation.

Data Processing Business Development Strategy

Our position in data processing and imaging as well as the skills and reputation of our experts and geoscientists make us the industry reference in this segment. Our strategy for the Processing and Imaging business line is to enhance our particular competences in advanced technologies such as depth imaging, wide azimuth, 4D processing and reservoir characterization as well as to reinforce our close links with clients through dedicated centers.

Equipment

We conduct our equipment development and production operations through Sercel and its subsidiaries. We believe Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and offshore seismic markets. Sercel is operated as an independent division and makes most of its sales to purchasers other than CGGVeritas. Sercel currently operates eight seismic equipment manufacturing facilities, located in Nantes and Saint Gaudens in France, Houston, Sydney, Singapore, Alfreton in England, Larbert in Scotland and Calgary. In China, Sercel operates its activities through Sercel-JunFeng Geophysical Equipment Co Ltd, based in Hebei (China), in which Sercel acquired a 51% stake in the capital in 2004 and through Xian-Sercel a manufacturing joint venture with BGP, in which Sercel holds a 40% interest. In addition, two sites in Les Ulis and Brest (France) are dedicated to borehole tools and submarine acoustic instrumentation, respectively.

In 2007, Sercel had revenues of €680 million (U.S.$1,080 million), a 41% increase in dollar terms over 2006, representing 29% of the Group consolidated revenues.

The overall equipment market increased by more than 35% in 2007 driven principally by the land equipment market. The market share of Sercel in the seismic equipment market is estimated at over 50%. In 2007, Sercel delivered 30% more land channels than in 2006.

Sercel Activity

Sercel offers and supports worldwide a complete range of geophysical equipment for seismic data acquisition, including seismic recording equipment, software and seismic sources, and provides its clients with integrated solutions. Sercel’s principal product line is seismic recording equipment, particularly the 400 family of recording systems, including the 408UL and the 428XL.

The 428XL, our new generation of land seismic acquisition systems, was launched on November 2005 as a successor to the 408UL system. We believe that our 400 product series is the market standard. The 428XL continues the characteristics that made the 408 a success such as an evolutive architecture and the option of mixing different communication media (cable, radio, micro-wave, laser, fiber-optic) to form a true network allowing the user to define data routing and hence avoid obstacles in the field. In addition, the 428 XL offers enhanced possibilities in high density and multi-component land seismic acquisition and is compatible with 408 field equipment.

Like the 408 system, the 428 system can be used with the digital sensor unit (DSU) featuring three component digital sensors based on the MicroElectroMechanicalSystem (MEMS). Sercel enhanced its product range in September 2006 by acquiring Vibration Technology Ltd., a Scottish company specialized in wireless acquisition systems.

Sercel is also a market leader for vibroseismic vehicles. Sercel’s latest vibrator family, called Nomad, offers high reliability and unique ergonomic features. Nomad is available with either normal tires or a tracked drive system. The track drive system allows Nomad vibrators to operate in terrain not accessible to vehicles with tires. In sand dunes or arctic conditions this can improve crew productivity. In particular, the Nomad 90 is capable of exerting a peak force 90,000 pounds and is believed to represent the heaviest vibrator of the market.

In addition to recording systems, Sercel develops and produces a complete range of geophysical equipment for seismic data acquisition and other ancillary geophysical products as geophones, cables and connectors. The acquisition of a 51% stake in Sercel-JunFeng Geophysical Equipment Co Ltd, based in Hebei, China, in January 2004 reinforced our manufacturing capabilities for geophone, cables and connectors, as well as our presence on the Chinese seismic market.

The Seal, our marine seismic data recording system, capitalizes on the 408 architecture and on our many years of experience in streamer manufacturing. The Seal is currently the sole system with integrated electronics. In 2005, Sercel launched the Sentinel solid streamer, a product in its Seal line that is the outcome of the technological synergies realized in recent acquisitions. We believe that Sentinel cables equip a majority of the new seismic vessels in the market. In November 2006, Sercel launched SeaRay®, an ocean bottom cable offered under several configurations for depth of 100 to 500 meters. This cable is based on the 400 family acquisition systems technology and integrates DSU 3 components.

The marine range of products has been further improved with the launch of SeaProNavtm, a navigation software allowing the real time positioning of streamers and Nautilustm, a completely integrated system for positioning of seismic streamers and sources.

Sercel significantly expanded its product range and increased its market share in the seismic equipment industry with the acquisitions of GeoScience Corporation in December 1999 and Mark Product in 2000. In October 2003, Sercel acquired Sodera S.A., a leading provider of air gun sources used mainly in marine seismic data acquisition. In January 2004, Sercel acquired a division of Thales Underwater Systems Pty Ltd. that develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. Both Thales’ seismic equipment business and Sercel-JunFeng have been consolidated within the CGG group from January 2004. In addition, through the acquisitions of Createch and Orca in 2004, Sercel is continuing its expansion while strengthening its position in two areas with perceived growth potential: sea-floor seismic systems and borehole seismic tools. In September 2006, Sercel acquired Vibration Technology Ltd, a Scottish company specialized in wireless systems.

As a result of these acquisitions, Sercel is a market leader in the development and production of both marine and land geophysical equipment. It is a global provider for the seismic acquisition industry with a balanced industrial position in terms of both product range and geographical presence.

Equipment Business Development Strategy

Our strategy for the Equipment segment is to:

•	use continuous and intensive R&D efforts, combined with dedicated business acquisitions to expand Sercel’s range of products and/or improve existing technology and strengthen its leading position in the geophysical equipment market; and

•	maintain Sercel’s leading position in the seismic data equipment market by capitalizing on growth opportunities resulting from the strength of its current product base, the application of new technologies in all of its products and its diversified geographical presence including in emerging markets.

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

Intellectual Property

We continually seek the most effective and appropriate protection for our products, processes and software and, as a general rule, will file for patent, copyright or other statutory protection whenever possible. Our patents, trademarks, service marks, copyrights, licenses and technical information collectively represent a material asset to our business. However, no single patent, trademark, copyright, license or piece of technical information is of material importance to our business when taken as a whole. As of December 31, 2007, we held or had applied for 140 patents in respect of different products and processes worldwide. The duration of these patents varies from four to 20 years, depending upon the date filed and the duration of protection granted by each country.

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

Land

The land seismic market is extremely fragmented and characterized by intense price competition. The entrance of a significant number of Chinese competitors seeking to expand their international market share beginning in 2000 has driven down prices in this sector and decreased the market share of established participants. In addition, certain very active services markets, such as China and Russia, are not practically accessible to international services providers like us. In addition to CGGVeritas, the other significant service providers in the land seismic market are Western Geco and BGP. We believe that price is the principal basis of competition in this market, although relationships with local service providers are important, as is experience in unusual terrain. Volume in the land seismic market increased by almost 15% in 2007 with a positive, but moderate, impact on market prices.

Marine

The offshore sector has four leading participants: WesternGeco, PGS, Fugro and CGGVeritas. From 1999 to mid-2004, the offshore market experienced excess supply, which put downward pressure on prices. Because of the high fixed costs in this sector, excess supply has not been reduced by operators but rather channeled into multi-client libraries. With supply flat since 2003, however, and demand increasing gradually until mid-2004 and then more rapidly, prices have recovered significantly in this market. The market upturn was confirmed in the second half of 2005 with a continuous increase of exclusive volumes and sales from the multi-client existing libraries. We estimate the number of large 3D vessels (6 or more streamers) at 51 vessels at the end of 2007, which may exceed 60 vessels by the end of 2008 and reach 70 vessels by the end of 2009. Despite this significant increase in supply, we believe that the supply / demand equilibrium should remain largely stable because 70% of the 3D worldwide fleet is concentrated among the four main players. Demand from national oil companies is increasing and new acquisition technologies (such as wide azimuth) are more vessel time intensive. The offshore market increased by more than 25% in 2007 including a positive impact on market price.

Processing

The processing sector is led by Western Geco and CGGVeritas. This market is characterized by greater client loyalty than the acquisition sector, as evidenced by the presence of processing centers on client premises.

Processing capacity has multiplied in recent years as a result of improvements in computing technology. This increase in computing power has allowed improved processing and the use of more complex and accurate algorithms. The processing market increased by 10% in 2007.

Equipment

Our principal competitor for the manufacture of seismic survey equipment is Input/Output Inc. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market, as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customer support services. The volume of sales in the seismic equipment market increased by around 40% in 2007, mainly driven by the surging demand for land equipment, while demand for marine equipment grew only moderately due to the time frame required by shipyards to build new vessels.

Organizational Structure

We are the parent company of the CGGVeritas group. Our principal subsidiaries are as follows:

	Jurisdiction of		% of
Subsidiary	Organization	Head office	interest

Sercel S.A.	France	Carquefou, France	100.0
CGGVeritas Services SA	France	Massy, France	100.0
CGG Americas, Inc.	United States	Houston, Texas, United States	100.0
CGG Marine Resources Norge A/S	Norway	Hovik, Norway	100.0
Companía Mexicana de Geofisica	Mexico	Mexico City, Mexico	100.0
CGG do Brasil Participaçoes Ltda.	Brazil	Rio de Janeiro, Brazil	100.0
CGGVeritas Services (Norway) AS	Norway	Oslo, Norway	100.0
Sercel Inc.	United States	Tulsa, Oklahoma, United States	100.0
CGGVeritas Services Holding (U.S.) Inc.	United States	Houston, Texas, United States	100.0

Property, Plant and Equipment

The following table sets forth certain information relating to the principal properties of CGGVeritas group :

				Lease
			Owned/	expiration
Location	Type of facilities	Size (m2)	Leased	date

Paris, France	Headquarters of the CGGVeritas group	1,655	Leased	2015
Massy, France	Headquarters of CGGVeritas Services SA	9,174	Owned
Massy, France	Data processing centre	7,371	Owned
London, England	Data processing centre	2,320	Leased	2011
Redhill, England	Administrative offices	2,095	Leased	2010
Crawley, England	Offices of Veritas DGC Ltd.	8,082	Leased	2013
Oslo, Norway	Data processing center CGG Norge	1,431	Leased	2013
	Offices of CGG Marine Resources Norge AS	243	Leased	2013
Bergen, Norway	Offices of CGGVeritas Services (Norway) AS and Multiwave AS	992	Leased	2009
Kuala Lumpur, Kuching, Malaysia	Offices of DGC (Malaysia) SDN BHD	719	Leased	2008
Kuala Lumpur, Malaysia	Offices of Geophysical Services and data processing center	1,831	Leased	2008
Jakarta	Offices of PT Veritas DGC Mega Pratama	337	Leased	2009
Mumbai, India	Offices and data processing center	921	Leased	2011
Singapore	Offices of DGC Asia Pacific Ltd.	9,792	Leased	2020
Perth, Australia	Offices of Veritas DGC Australia Pty Ltd	1,580	Leased	2009
Calgary, Canada	Offices of CGGVeritas Services (Canada) Partnership and Hampson Russell Ltd Partnership Land Operation (Canada) offices	9,273	Leased	2015
Rio de Janeiro, Brazil	Offices of CGG Do Brazil	3,994	Leased	2009
		326	Leased	2010
Houston, Texas, U.S.A.	Offices of CGG Americas, Inc.	6,905	Leased	2008
Houston, Texas, U.S.A.	Principal executive offices of CGGVeritas
	Services Holding (U.S.) Inc.	20,267	Leased	2015
Villahermosa, Mexico	Offices of Companía Mexicana de Geofisica	1,200	Leased	2009
Caracas, Venezuela	Administrative offices	315	Leased	2010
	Processing activities	1,394	Leased	2010
Cairo, Egypt	Data processing center	2,653	Owned
Carquefou, France	Sercel factory. Activities include research and	23,318	Owned
	development relating to, and manufacture of,
	seismic data recording equipment
Saint Gaudens, France	Sercel factory. Activities include research and	16,000	Owned
	development relating to, and manufacture of,
	geophysical cables, mechanical equipment and
	borehole seismic tools
Houston, Texas, U.S.A.	Offices and manufacturing premises of Sercel	24,154	Owned
Sydney, Australia	Activities include research and development	7,154	Leased	2008
	relating to, and manufacture and marketing of, marine streamers
Xu Shui, China	Activities include research and development	59,247	Owned
	relating to, and manufacture of, geophones
Calgary, Canada	Manufacture of geophysical cables	8,357	Owned
Alfreton, England	Manufacture of geophysical cables	5,665	Owned
Singapore	Manufacture of geophysical cables	5,595	Owned

We also lease other offices worldwide to support our operations. We believe that our existing facilities are adequate to meet our current requirements.

Information concerning our seismic vessels is set out under “Marine Business Line” above.

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

On September 29, 2006, CGG Veritas, its subsidiary CGG Marine and five directors and officers of these entities were named as defendants before the Tribunal de Grande Instance of Evry in a lawsuit brought by one of the main labor unions representing CGG Veritas employees for violation of French labor laws. Procedural hearings were initially scheduled for December 2006 but were delayed several times until February 12, 2008. However, on January 17, 2008, the defendants reached a settlement with the trade union that had brought the claim. The resulting settlement agreement was signed on January 17, 2008, by all trade unions represented in the group. The claim was subsequently withdrawn by the trade union that brought it, and the prosecutor and the court accepted to dismiss the case. This claim and its subsequent settlement has had no impact on our financial position or profitability.

On October 20, 2006, a complaint was filed against CGG’s subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products that include micro electromechanical systems (MEMS) infringe a U.S. patent allegedly owned by the plaintiffs. The plaintiffs have requested a permanent injunction prohibiting Sercel Inc. from making, using, selling, offering for sale or importing the equipment in question into the United States and have sought an unspecified amount of damages. Sercel is confident that the products in question do not infringe any valid claims of the patent in question and intends to contest this claim vigorously. During 2007, the discovery process took place as did the claims construction portion of the patent litigation procedure. We do not believe this litigation will have a material adverse effect on our financial position or results of operations. Accordingly, no provision has been recorded in our consolidated financial statements, except for the fees related to preparing the defense.

Item 4A:  UNRESOLVED STAFF COMMENTS

None.

Item 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

We report financial information by operating segment in accordance with our internal reporting system and the internal segment information that is used to manage and measure our performance. We divide our business into two operating segments, geophysical services and geophysical equipment.

Our geophysical services segment comprises:

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and

•	Processing and Imaging: processing and imaging and interpretation of geophysical data, data management and reservoir studies for clients.

Our equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.

Operating Results

The following operating and financial review and prospects should be read in conjunction with our consolidated annual financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the European Union on December 31, 2007. We adopted IFRS as our primary accounting principles from January 1, 2005, and our first consolidated financial statements under IFRS were those for the year ended December 31, 2005.

On January 12, 2007 CGG merged with Veritas in a part cash, part stock transaction to create the combined company Compagnie Générale de Géophysique — Veritas or CGG Veritas. The merger has had the effect of significantly increasing the size of our company and has affected the comparability of our financial condition and results of operations as of and for the years ended December 31, 2007 and 2006. For a description of the merger with Veritas and its financing see “— Factors affecting our results of operations — Acquisitions and disposals — During 2007 — Veritas” and “— Factors affecting our results of operations — Financing of the Veritas merger”. For a discussion and analysis of our results of operations for the year ended December 31, 2007 compared with our pro forma and historical results of operations for the year ended December 31, 2006, including how such pro forma presentation was derived, why we believe the presentation is useful to investors in our securities and the risks associated with the use of such pro forma information, see “— Year ended December 31, 2007 compared with year ended December 31, 2006 on pro forma and historical bases”.

Factors affecting our results of operations

CGG Veritas’ operating results are generally affected by a variety of factors, including changes in exchange rates, particularly the value of the euro against the dollar, and changes in oil prices, which are also generally denominated in dollars. See “Trend Information” and “Geophysical market environment” herein.

  Foreign exchange fluctuations

We face foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S. dollar and euro or other currencies may adversely affect our business by negatively impacting our revenues and income.

In order to present trends in our business that may be obscured by currency fluctuations, we have converted certain euro amounts in this Operating and Financial Review and Prospects into U.S. dollars. Converted figures are presented only to assist you in understanding our results and are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated results. See “Trend Information — Currency Fluctuations” below.

  Geophysical Market Environment

Overall demand for geophysical services and equipment is dependent upon spending by oil and gas companies for exploration development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been cyclical, with notably a trough in 1999 following a sharp drop in the price of oil to U.S.$10 per barrel. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons.

For the last three years the geophysical market has enjoyed sustained growth, recovering from a previous period of under-investment. We believe this growth is based on the following solid fundamentals:

•	Oil and gas companies (including both the international and the national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, has resulted in demand for hydrocarbons growing more rapidly than anticipated. At the same time, excess production capacity has appeared to reach historical lows, increasing the focus on existing production capacities and reserves replacement.

•	The recognition of an imbalance between hydrocarbon supply and demand, combined with low reserve replacement rates, has led the oil and gas industry to significantly increase capital expenditure in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and optimization of existing reservoirs.

With the oil industry continuing to move into increasingly deeper-water areas in its exploration efforts, we believe that offshore seismic — particularly better-resolution 3D seismic and above all wide-azimuth seismic in the Gulf of Mexico — will be a main driver of seismic demand growth.

In addition, because of the unfavorable oil price environment prevailing at the time, less than 10% of the geographical blocks auctioned in 1995-2000 have been explored. We expect numerous exploration leases to expire in potentially promising hydrocarbon basins through the end of the decade. Approximately 2,500 leases are due to become available in 2007-2008. The next auction of acreage in the highly promising Gulf of Mexico area is due in July 2008 after the latest one held in March 2008.

The rising cost of seismic acquisition has driven a strong rebound in multi-client activity, as it provides oil companies with a relatively low-cost data alternative. This is particularly true in the Gulf of Mexico where recent large oil and gas discoveries have renewed considerable interest in the relevant governments’ auctions of available blocks.

The strong technological developments in seismic services over the last decade have prompted an important step-change for the sector. The development of 4D and wide-azimuth techniques, providing time lapse views and enhanced illumination of the reservoir as well as improved image resolution, now allows operators to better locate and monitor reservoir performance, broadening the use of seismic techniques from pure exploration (early cycle) into a tool for reservoir development, management and production (late cycle). Importantly, these techniques require more vessel time than traditional data acquisition. For example, three to six times more vessel time is required to shoot wide — azimuth data than traditional 3D.

Seismic imaging has also improved significantly over the past decade as computer processing has enabled the analysis of ever more sophisticated data sets. Yet 3D seismic still only supplies one form of information, namely geological interpretation. Seismic imaging uses an acoustic wave to indicate whether a possible hydrocarbon trap exists within the earth but it is limited in its ability to determine what kind of fluid is in that trap. As the cost of drilling has increased significantly, any technique that can improve drilling success rates is of interest to oil companies.

The electromagnetic (EM) surveying potentially offers a technique for the detection of hydrocarbons that is complementary to traditional seismic. EM uses a low frequency electromagnetic wave and measures resistivity changes within the earth, giving it the potential to provide important information regarding fluid types. EM is well established in the academic geophysical world but its commercial application is still in its infancy. Oil companies are in the early adoption phase, largely as a risk reduction measure to determine whether EM can assist in determining whether drilling should go ahead.

We believe that combining different types of information is the key to extracting the greatest value from geophysical data sets. Studies have shown it is possible to predict reservoir properties across the lateral extent of a field by combining EM and seismic measurements, calibrated with well-log data.

Our strong belief that the industry needed to consolidate and our goal of giving our business the critical mass to become an efficient global force in the full service seismic market, led us to merge with Veritas on January 12, 2007 as described below under the heading “Acquisitions and disposals”.

  Acquisitions and disposals

Acquisitions and disposals have had a significant impact on our year-on-year revenues. Recent acquisitions and disposals have included:

  During 2007

•	Veritas

On September 4, 2006, CGG entered into a definitive merger agreement with Veritas to acquire Veritas in a part cash, part stock transaction. The merger was completed on January 12, 2007. The combined company was renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGG Veritas”, and its ordinary shares are listed on both the Euronext Paris and the New York Stock Exchange (in the form of American Depositary Shares — (ADSs)). The trading symbol of CGG Veritas’ ordinary shares on Euronext Paris is “GA” and of its ADSs on the New York Stock Exchange is “CGV”.

At the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was U.S.$85.50 and the per share stock consideration was 2.0097 CGG Veritas ADSs upon the election of Veritas’ shareholders.

Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:

•	33,004,041 of the shares, or 81.7%, had elected to receive cash,

•	5,788,701 of the shares, or 14.3%, had elected to receive CGG ADSs; and

•	1,627,741 of the shares, or 4.0%, did not make a valid election.

Stockholders electing cash received, on average, 0.9446 CGG Veritas’ ADSs and U.S.$45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGG Veritas’ ADSs per share of Veritas common stock. In aggregate, approximately U.S.$1.5 billion and approximately 46.1 million shares represented by ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of CGG Veritas’ ADS at U.S.$40.5 on January 12, 2007, the total consideration of the merger amounted to approximately €2.7 billion (U.S.$3.5 billion).

Total direct transaction costs related to the merger (including advisory fees and legal fees) amounted to €26.3 million (U.S.$34.6 million) and were recognized as a cost of the acquisition.

•	Geomar

Geomar is a subsidiary, owned 49% by CGG Veritas and 51% by Louis Dreyfus Armateurs (“LDA”), that has owned the seismic vessel Alizé since March 29, 2007. On April 1, 2007, Geomar entered into a new charter agreement with LDA and LDA entered into a new charter agreement with CGG Services. Additionally, on April 10,

2007, CGG Services acquired a call right and LDA a put on the 51% stake of Geomar held by LDA. In light of the risks and benefits related to these new agreements for CGG Veritas, Geomar has been fully consolidated in our financial statements since April 1, 2007. Prior to that date, Geomar was accounted for under the equity method.

•	Cybernetix

On June 27, 2007, Sercel Holding acquired 121,125 Cybernetix shares bringing its total holding to 352,125 shares, representing 32.01% of Cybernetix’s share capital and 26.57% of its voting rights. On November 5, 2007, Sercel Holding increased its investment for a total amount of €0.8 million, bringing its total holding to 416,147 shares, representing for 32.20% of Cybernetix’s share capital. Since June 30, 2007, Cybernetix has been consolidated under the equity method in our financial statements.

•	Offshore Hydrocarbon Mapping

On July 17, 2007, we entered into strategic joint operating agreement with Offshore Hydrocarbon Mapping plc (“OHM”) under which both companies will work together to develop Controlled Source ElectroMagnetic imaging activities (CSEM) and on seismic and CSEM integration opportunities. On August 21, 2007, subsequent to the approval by the shareholders of OHM, we acquired 6,395,571 shares of OHM at a price of 240 GBP pence per share. On October 19, 2007, we acquired an additional 80,695 shares at a price of 240 GBP pence per share. We thus paid in total €22.9 million for 14.99% of OHM’s issued share capital.

•	Eastern Echo Holding Plc

On November 12, 2007, we acquired 30.9 million shares of Eastern Echo Holding plc (ECHO NO) for a total consideration of approximately €55 million (NOK 431 million), representing 12.67% of Eastern Echo’s issued share capital. Eastern Echo is a geophysical company specializing in acquisition of high quality 3D seismic data. Our intent, with this minority stake, was to best position ourselves, and especially Sercel, for continuing cooperation with Eastern Echo in the expanding seismic market. On November 23, 2007, further to the cash offer launched by Schlumberger BV on November 16, 2007, we tendered all our shares of Eastern Echo to Schlumberger BV at price of NOK 15 per share. We therefore recognized a gain of €2.8 million.

During 2006

•	TAQA

On June 24, 2006, Industrialization & Energy Services Company (TAQA), our long term Saudi Partner in Arabian Geophysical and Surveying Company (“Argas”), acquired, for €16.8 million, 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East, and we maintained a 51% interest. CGG Ardiseis, whose headquarters are located in Dubai, provides its clients with the complete range of CGG land and shallow water acquisition services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of our agreement with TAQA, CGG Ardiseis activities in the Gulf Cooperation Council countries are operated by Argas.

•	Cybernetix

On July 10, 2006, Sercel acquired a 20% interest (17% of voting rights) in the French listed company Cybernetix, a specialist in robotics, with the aim of strengthening our technical partnership with Cybernetix in offshore oil equipment, and an additional 1% interest by the end of the year 2006. The aggregate consideration for the transactions was €4.0 million.

•	Vibtech

On September 28, 2006, Sercel acquired the Scottish company Vibration Technologies Limited (“Vibtech”), pioneer in the use of advanced wireless technologies for seismic recording. The Unite system, and field trials of this new generation equipment, which have attracted interest from both oil companies and seismic contractors, is a unique versatile product capable of recording and transmitting data in a stand alone or real time mode, enabling quality control while recording and is capable of handling thousands of channels. Use of new transmission technologies also reduces limitations inherent to radio frequencies. We expect that the combination of Sercel expertise in seismic recording and new skills arising from Vibtech’s development group will help expand the capabilities of the Sercel portfolio of products and integrate advanced wireless technology with its latest generation products. The cash consideration was €49.5 million (GBP 33.3 million) and our valuation of the technological assets purchased was €11.6 million more (GBP 7.8 million), which led us to record a goodwill of €35.6 million. The cash acquired was in an amount of €1.3 million (GBP 0.9 million).

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

On July 27, 2005, we established a new company in Russia, CGG Vostok, to perform seismic services. CGG Vostok has been consolidated from the date of its creation.

•	Exploration Resources

On August 29, 2005, we acquired a controlling stake of approximately 60% of Exploration Resources ASA (“Exploration Resources”), a Norwegian provider of marine seismic acquisition services (see further description in Item 4). The total cost to us of the acquisition was €303.3 million, including €8.6 million related to acquisition fees and including the price of further shares acquired in October 2005. The reassessment of Exploration Resources’ net assets, along with our evaluation of the seismic business’s economic prospects, led us primarily to increase the book value of the vessels by €116.5 million at September 1, 2005 and to record corresponding deferred tax liabilities. The vessels were valued using combined valuation methods and, particularly, the present value of cash flows that we expect the vessels to generate. We have consolidated Exploration Resources from September 1, 2005.

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

Backlog for our Services segment represents the revenues it expects to receive from commitments for contract services it has with its customers and, in connection with the acquisition of multi-client data, represents the amount of pre-sale commitments for such data. Backlog for our Equipment segment represents the total value of orders it has received but not yet fulfilled.

Our backlog for our Services and Equipment segments, as of February 1, 2008 was U.S.$1,780 million (U.S.$1,345 million for the Services segment and U.S.$435 million for the Equipment segment excluding intra-group sales with CGGVeritas).

  Financing of the Veritas merger

  Bridge loan facility

On November 22, 2006, CGG, as borrower, and certain of its subsidiaries, as guarantors, entered into a U.S.$1.6 billion senior secured bridge loan facility agreement with Credit Suisse International, as agent and security agent, and the lenders party thereto. On January 12, 2007, CGG borrowed U.S.$700 million under the bridge loan facility, and the proceeds were used to:

•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay fees and expenses incurred in connection with the foregoing.

Upon such borrowing and the concurrent funding of the U.S.$1.0 billion term loan facility described below, the unused commitments of U.S.$900 million were terminated.

We used the net proceeds of our Senior Notes offering described below, together with cash on hand, to repay in full the bridge loan facility in February 2007.

  Senior Facilities

On January 12, 2007, Volnay Acquisition Co. I (which subsequently changed its name to CGGVeritas Services Holding (U.S.) Inc.), as borrower, and CGG entered into a U.S.$1.115 billion senior secured credit agreement with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto, pursuant to which Volnay Acquisition Co. I borrowed a U.S.$1.0 billion senior secured “term loan B” and obtained a U.S.$115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to U.S.$140 million on January 26, 2007. On June 29, 2007 we prepaid U.S.$100 million of the term loan B facility.

The proceeds of the term loan B facility were used to:

•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay fees and expenses incurred in connection with the foregoing.

Proceeds of loans under the U.S. revolving facility may be used for general corporate purposes by CGGVeritas.

  Additional Senior Notes

On February 9, 2007, we issued an additional U.S.$200 million in aggregate principal amount of 7 1/2% Senior Notes due 2015 and U.S.$400 million in aggregate principal amount of 7 3/4% Senior Notes due 2017. Both series of Senior Notes were guaranteed on a senior basis by certain of our subsidiaries. The Senior Notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. We used the net proceeds from the offering of the Senior Notes plus cash on hand to repay in full the U.S.$700 million outstanding under the bridge loan facility described above.

  Capital increases

In connection with the Veritas merger, we issued a total of 9,215,845 ordinary shares that were deposited with The Bank of New York Trust as ADS depository, which issued 46,079,225 ADSs to be paid as merger consideration to former holders of Veritas stock.

On January 26, 2007, we issued a further 108,723 ordinary shares that were deposited with The Bank of New York as ADS depository, which issued 543,614 ADSs to a holder of U.S.$6.5 million in principal amount of Veritas’ convertible senior notes due 2024 that delivered a conversion notice on January 19, 2007.

On February 27, 2007, we issued a further 301,079 ordinary shares that were deposited with The Bank of New York as ADS depository, which issued 1,505,393 ADSs to a holder of U.S.$18 million in principal amount of Veritas’ convertible senior notes due 2024 that delivered a conversion notice on February 23, 2007. No further Veritas convertible notes remain outstanding.

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

We recognize pre-commitments as revenue when production is begun based on the physical progress of the project.

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

We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.

In this respect, we use four amortization rates 50%, 75%, 80% or 83.3% of revenues depending on the category of the surveys. Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on historical patterns.

For all categories of surveys and starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level.

Multi-client surveys acquired as part of the merger with Veritas and which have been valued for purchase price allocation purposes are amortized based on 65% of revenues and an impairment loss is recognized on a survey by survey basis in case of any indication of impairment.

Until December 1, 2006, an amortization rate of 66.6% of revenues with a minimum straight-line depreciation over a three-year period was used instead of 50% over a five-year period. The impact of this change of estimates applied from December 1, 2006 was a reduction in depreciation expenses of €1.2 million over the year ended December 31, 2006 and lower depreciation of €2.7 million over the year ended December 31, 2007.

From January 12, 2007 to October 1, 2007, we applied an amortization rate of 66.6% of revenues instead of 50% for a certain category of surveys. The impact of this change of estimates applied from October 1, 2007 is a reduction in depreciation expenses of €3.1 million for the year ended December 31, 2007.

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

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

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

We determine the recoverable amounts by estimating future cash flowsexpected from the assets or from the cash generating units, discounted to theirpresent value using a discount rate that reflects current market assessments ofthe time value of money and the risks specific to the asset.

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

  Convertible bonds

As our U.S.$85 million 7.75% subordinated bonds due 2012 convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 were denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option was bifurcated and accounted separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. The amount of the debt component recorded in our financial statements was discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. As a result, we bifurcated the embedded conversion option by €10.5 million at the issuance of the bonds as “Other non-current assets”. The discounting of the bonds at issuance was accounted for as “Cost of financial debt” until the maturity of the bonds. Those convertible bonds were fully converted at December 31, 2006.

Changes in the fair value of the embedded derivative were recognized in the consolidated income statement in the line item “Variance on derivative convertible bonds”. The fair value of the embedded derivative was determined using a binomial model.

Year ended December 31, 2007 compared with year ended December 31, 2006 on pro forma and historical bases

Our results of operations and financial condition as of and for the year ended December 31, 2007 have been significantly affected by the merger of CGG and Veritas, which was completed on January 12, 2007. Veritas’ results of operations and financial condition are consolidated into our consolidated financial statements as from the date of completion of the merger. In order to provide comparable information for the years ended December 31, 2007 and 2006, we have prepared, for the year ended December 31, 2006, an unaudited consolidated pro forma statement of operations in accordance with IFRS as issued by the IASB and as adopted by the European Union on December 31, 2006, as if the merger had occurred on January 1, 2006. The merger is reflected in the unaudited pro forma statement of operations using the purchase method of accounting as described in note 1 “Summary of significant accounting policies” and note 2 “Acquisitions and divestitures” to our consolidated financial statements. Our pro forma consolidated statement of operations is set forth immediately below, which contains a column quantifying the principal adjustments to arrive at the pro forma statement of operations, as well as, in the footnotes thereto, a description of such adjustments.

In addition, we have included in the discussion and analysis of our results of operations for the years ended December 31, 2007 and 2006 a comparison of our 2007 historical statements of operations data to both our historical 2006 statement of operations, as well as, as supplemental information, our 2006 pro forma statement of operations. We have included the discussion comparing our 2007 historical results of operations to our 2006 pro forma statement of operations as supplemental information because we believe that it is useful in analyzing the trends in our business in view of the significant impact of the merger. The 2006 pro forma financial information and related discussion is also included in our document de référence, which we have filed with our principal securities regulator, the French Autorité des Marchés Financiers.

The unaudited pro forma statement of operations for the year ended December 31, 2006 is presented for illustrative purposes only and is not indicative of the results of operations or the financial condition of CGGVeritas that would have been achieved had the merger and the related financing transactions been completed as of the dates indicated, nor is the unaudited pro forma statement of operations indicative of our future results of operations or financial condition.

The unaudited pro forma statement of operations has been derived from and should be read in conjunction with the respective consolidated financial statements of CGG and Veritas. CGG’s historical statement of operations for the fiscal year ended December 31, 2006 is presented in euros and is derived from CGG’s audited consolidated financial statements. Veritas’ historical statement of operations for the twelve months ended December 31, 2006 is presented in U.S.$ and is derived from Veritas’ audited consolidated financial statements for its fiscal year ended July 31, 2006 included in the Veritas DGC Inc. Annual Report on Form 10-K.

Consolidated statement of operations

	Year ended December 31,
	2007	2006	2006	2007	2006
		Unaudited			Unaudited
	Historical	Pro forma	Historical	Historical	Pro forma
	data	data	data	data	data
Except share and per share data, amounts in millions of	€	€	€	U.S.$(1)	U.S.$(1)

Operating revenues	2,374.1	1,990.2	1,329.6	3,250.7	2,499.9
Other income from ordinary activities	1.2	1.9	1.8	1.6	2.3
Total income from ordinary activities	2,375.3	1,992.1	1,331.4	3,252.3	2,502.2
Cost of operations	(1,622.3)	(1,389.2)	(890.0)	(2,221.3)	(1,745.0)
Gross profit	753.0	602.9	441.4	1,031.0	757.2
Research and development expenses — net	(51.3)	(57.0)	(37.7)	(70.3)	(71.6)
Selling, general and administrative expenses	(231.0)	(195.7)	(126.4)	(316.2)	(245.8)
Other revenues (expenses) — net	18.4	4.2	11.7	25.1	5.4
Operating income	489.1	354.4	289.0	669.6	445.2
Expenses related to financial debt	(121.7)	(137.7)	(31.8)	(166.7)	(172.9)
Income provided by cash and cash equivalents	12.6	19.0	6.4	17.3	23.8
Cost of financial debt, net	(109.1)	(118.7)	(25.4)	(149.4)	(149.1)
Derivative on convertible bonds	—	(23.0)	(23.0)	—	(28.9)
Other financial income (loss)	(5.2)	(10.2)	(8.8)	(7.1)	(12.8)
Income (loss) of consolidated companies before income taxes	374.8	202.5	231.8	513.1	254.4
Income taxes	(129.4)	(96.5)	(83.2)	(177.2)	(121.2)
Net income from consolidated companies	245.4	106.1	148.6	335.9	133.2
Equity in income (losses) of investees	4.2	10.1	10.1	5.8	12.7
Net income (loss)	249.6	116.2	158.7	341.7	145.9
Attributable to :
Shareholders	245.5	114.6	157.1	336.1	143.9
Minority interest	4.1	1.6	1.6	5.6	2.0
Weighted average number of shares outstanding	26,913,428	26,997,574
Dilutive potential shares from stock-options	198,583	309,584
Dilutive potential shares from performance shares	103,788	49,875
Adjusted weighted average number of shares and assumed option exercises when dilutive	27,215,799	27,357,033
Net income per share attributable to shareholders
Basic	9.12	4.24
Diluted	9.02	4.19

(1)	Converted at the €/U.S.$ average exchange rate of 1.369 for the year ended December 31, 2007 and 1.256 for the year ended December 31, 2006.

CGG Veritas unaudited pro forma consolidated statement of operations for the twelve-month period ended December 31, 2006 is as follows:

				Other
				pro forma
				adjustments
				for the
				merger		Pro forma
			Pro forma	and the		consolidated
	Historical	Historical	adjustments	financing		statement of
	CGG	Veritas	Veritas	transactions		operations
	12 months	12 months	12 months	12 months		12 months
	ended	ended	ended	ended		ended
	December 31,	December 31,	December 31,	December 31,		December 31,
	2006 IFRS	2006 IFRS(1)	2006 IFRS(2)	2006 IFRS		2006 IFRS
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
	(I)	(II)	(III)	(IV)		(I+II+III+IV)
	(in millions of euros except per share data)

Operating revenues	1,329.6	718.6	(58.0)	—		1,990.2
Other income from ordinary activities	1.8	0.1	—	—		1.9

Total income from ordinary activities	1,331.4	718.7	(58.0)	—		1,992.1
Cost of operations	(890.0)	(494.9)	33.1	(37.4	)(3)	(1,389.2)

Gross profit	441.4	223.8	(24.9)	(37.4)		602.9
Research and development expenses — net	(37.7)	(19.3)	—	—		(57.0)
Selling, general and administrative expenses	(126.4)	(69.3)	—			(195.7)
Other revenues (expenses) — net	11.7	(7.5)	—	—		4.2

Operating income	289.0	127.7	(24.9)	(37.4)		354.4
Cost of financial debt, net	(25.4)	6.1	—	(99.4	)(4)	(118.7)
Derivative on convertible bonds	(23.0)	—	—	—		(23.0)
Other financial income (loss)	(8.8)	(1.3)	—	—		(10.1)

Income (loss) of consolidated companies before income taxes	231.8	132.5	(24.9)	(136.8)		202.6
Income taxes	(83.2)	(69.9)	8.7 (5)	47.9	(5)	(96.5)

Net Income (loss) of consolidated companies	148.6	62.6	(16.2)	(88.9)		106.1
Equity in income of affiliates	10.1	—	—	—		10.1

Net income (loss)	158.7	62.6	(16.2)	(88.9)		116.2

Attributable to:
Shareholders	157.1	62.6	(16.2)	(88.9)		114.6
Minority interests	1.6	—	—	—		1.6
Weighted average number of outstanding shares	17,371,927			9,625,647		26,997,574
Weighted average number of potential shares	17,731,386			9,625,647		27,357,033
Earnings per share:
— basic	9.04					4.24

— diluted	8.86					4.19

(1)	Historical Veritas twelve-month period ended December 31, 2006 presented in IFRS has been derived from historical Veritas consolidated financial statements prepared in US GAAP for Veritas’ fiscal year ended July 31, 2006, restated in accordance with CGG’s accounting policies, and converted at the average exchange rate of U.S.$1.256 per € as follows:

			Historical	Historical
	Historical	Adjustments	Veritas	Veritas
	Veritas	12 months	12 months	12 months
	12 months	ended	ended	ended
	ended July 31,	December 31,	December 31,	December 31,
	2006 US GAAP	2006 IFRS(a)	2006 IFRS	2006 IFRS
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	(I)	(II)	(I+II)
	(in US$ millions)	(in US$ millions)	(in US$ millions)	(in € millions)

Operating revenues	822.2	80.4	902.6	718.6
Other income from ordinary activities	—	0.1	0.1	0.1

Total income from ordinary activities	822.2	80.5	902.7	718.7
Cost of operations	(623.2)	1.6	(621.6)	(494.9)

Gross profit	199.0	82.1	281.1	223.8
Research and development expenses — net	(22.9)	(1.3)	(24.2)	(19.3)
Selling, general and administrative expenses	(43.2)	(43.8)	(87.0)	(69.3)
Other revenues (expenses) — net		(9.5)	(9.5)	(7.5)

Operating income	132.9	27.5	160.4	127.7
Cost of financial debt, net	—	7.7	7.7	6.1
Other financial income (loss)	6.5	(8.2)	(1.7)	(1.3)

Income (loss) of consolidated companies before income taxes	139.4	27.0	166.4	132.5
Income taxes	(57.2)	(30.6)	(87.8)	(69.9)

Net income (loss)	82.2	(3.6)	78.6	62.6

(a)	adjustments related to the elimination of the first five months (August 1, to December 31, 2005) of the fiscal year of Veritas ended July 31, 2006 and the addition of the five months from July 31, 2006 to December 31, 2006, and the following restatements, which we do not consider material, to ensure consistency of accounting principles with CGG’s historical financial statements under IFRS:

(i)	multi-client amortization;

(ii)	cancellation of deferred charges;

(iii)	cancellation of dry docking provisions;

(iv)	cancellation of the amortization of actual gains and losses;

(v)	application of proportional method to two Veritas subsidiaries;

(vi)	capitalization of development costs; and

(vii)	cancellation of deferred revenues.

(2)	Corresponds to the elimination of intercompany transactions between CGG and Veritas.

(3)	Corresponds to the sum of the incremental amortization expense related to the fair value of the identifiable assets from the purchase price allocation as described in note 2 “Acquisitions and divestitures” to our consolidated financial statements.

(4)	Corresponds to the incremental interest expense related to the financing of the acquisition by a U.S.$1 billion Senior Facility and the issuance of an aggregate of U.S.$600 million in 7 1/2% Senior Notes and 7 3/4% Senior Notes as described in note 13 “Financial debt” to our consolidated financial statements.

(5)	Corresponds to the tax impact of the above adjustments assuming a 35% tax rate.

Operating revenues

The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Year ended December 31,
	2007			2006			2006
	Historical data			Unaudited pro forma data			Historical data
	€	U.S.$(1)%		€	U.S.$(1)%		€	%
	(in millions of euros, except percentages)

Land	461.3	631.6	19%	365.0	458.4	18%	119.1	9%
Marine	986.4	1,350.6	41%	887.6	1,114.9	45%	533.3	40%
Processing and Imaging	263.3	360.5	11%	258.2	324.3	13%	139.7	11%
Merger adjustment(2)	(16.5)	(22.6)
Total Services	1,694.5	2,320.0	71%	1,510.7	1,897.6	76%	792.1	60%
Equipment	679.6	930.5	29%	479.5	602.3	24%	537.5	40%
Total	2,374.1	3,250.7	100%	1,990.2	2,499.9	100%	1,329.6	100%

(1)	Conversion at the average exchange rate of U.S.$1.369 per € for the year ended December 31, 2007.

(2)	The merger with Veritas was effective on January 12, 2007. The revenue figures for the Land, Marine and Processing and Imaging business lines above amount to a total revenue of €1,711.1 million, which is comprised of Services segment business line revenues for each of CGG and Veritas from and including January 1, 2007. We have consequently eliminated from this total Veritas revenues in an amount of €16.5 million attributable to 2007 Veritas revenues between January 1 and January 12, 2007, the effective date of the merger of CGG and Veritas. Because our internal reporting systems did not permit us to identify the CGGVeritas Services segment business lines to which such twelve days of Veritas revenues should be allocated, we have eliminated such twelve days of revenues from the €1,711.1 million figure to arrive at total Services revenues (including Veritas revenue after the merger date) of €1,694.5 million for the financial year ended December 31, 2007.

Our consolidated operating revenues for the year ended December 31, 2007 increased 19% to €2,374.1 million from €1,990.2 for 2006 on a pro forma basis (€1,329.6 million on an historical basis). Expressed in U.S. dollars, our consolidated operating revenues increased 30% to U.S.$3,250.7 million for the year ended December 31, 2007 from U.S.$2,499.9 million for 2006 on a pro forma basis. This increase resulted from increases in revenues for all our activities.

     Services

Operating revenues for our Services segment, not including €16.5 million in Veritas’ operating revenues for the first twelve days of January 2007 prior to the merger, increased 12% to €1,694.5 million for the year ended December 31, 2007 from €1,510.7 million for 2006 on a pro forma basis (€792 million on an historical basis) and increased 22% in U.S. dollar terms, driven by strengthening market conditions, continued upward price mobility, our 83% vessel utilization rate and growing demand for multi-client data.

     Marine

Operating revenues from our Marine business line for the year ended December 31, 2007 increased 11% to €986.4 million from €887.6 million for 2006 on a pro forma basis (€533.3 million on an historical basis) and increased 21% in U.S. dollar terms.

Contract revenues increased 15% to €531.2 million in the year ended December 31, 2007 from €462.2 million for 2006 on a pro forma basis (€315.4 million on an historical basis) and increased 25% in U.S. dollar terms. Two large high-capacity 3D seismic vessels joined the fleet, the Vision in early July and the Vanquish in late November 2007. We upgraded two 2D seismic vessels to 3D (4 streamer configurations) and upgraded the seismic vessel Geo-Challenger to 12 streamers. Contract revenues accounted for 54% of marine revenues for the year ended December 31, 2007 compared to 52% for 2006 on a pro forma basis.

Multi-client marine data library revenues increased 7% to €455.2 million for the year ended December 31, 2007 from €425.4 million for 2006 on a pro forma basis (€217.8 million on an historical basis) and increased 17% in U.S. dollar terms. Prefunding was €230.2 million for the year ended December 31, 2007 compared to €145.6 million for 2006 on a pro forma basis. Forty percent of our 3D fleet operated on multi-client programs mainly in the Gulf of Mexico and in Brazil. After-sales were €225 million for the year ended December 31, 2007 compared to €279.8 million for 2006 on a pro forma basis.

     Land

Operating revenues from our Land business line increased 26% to €461.3 million for the year ended December 31, 2007 from €365.0 million for 2006 on a pro forma basis (€119.1 million on an historical basis ) and increased 38% in U.S. dollar terms.

Contract revenues increased 21% to €327.1 million in the year ended December 31, 2007 from €270.3 million for 2006 on a pro forma basis (€119.1 million on an historical basis) and increased 32% in U.S. dollar terms. We continued to focus on key areas where we believe our local excellence is widely acknowledged. Including Argas, we had an average of 22 crews operating worldwide.

Multi-client land data library revenues increased 42% to €134.2 million for the year ended December 31, 2007 from €94.7 million for the comparable period of 2006 on a pro forma basis and increased 54% in U.S. dollar terms. Prefunding was €69.5 million for the year ended December 31, 2007 compared to €46.1 million for 2006 on a pro forma basis. After-sales were €64.8 million for the year ended December 31, 2007 compared to €48.6 million for 2006 on a pro forma basis.

     Processing and Imaging

Operating revenues from our Processing and Imaging business line increased 2% to €262.9 million for the year ended December 31, 2007 from €258.2 million for the comparable period of 2006 on a pro forma basis (€139.7 million on an historical basis) and increased 11% in U.S. dollar terms. Global demand for sophisticated imaging services continued to strengthen, driven by growing volume of land and marine data.

     Equipment

Operating revenues for our Equipment segment increased 29% to €788.5 million for the year ended December 31, 2007 from €610.1 million for the comparable period of 2006. In U.S. dollar terms, revenues increased 41% to U.S.$1,079.5 million for the year ended December 31, 2007 from U.S.$766.3 million for the comparable period of 2006.

Operating revenues (excluding intra-group sales) increased 42% to €679.6 million from €479.5 million for the comparable period in 2006 (and increased 55% in U.S. dollar terms) on a pro forma basis. Sercel sold equipment to Veritas in 2006 that we have eliminated to build our 2006 pro forma figures. Growth was driven by a very strong demand for land seismic equipment and a sustained level of demand for marine equipment.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 17% to €1,622.3 million for the year ended December 31, 2007 from €1,389.2 million for 2006 on a pro forma basis (€890.0 million on an historical basis), due to increased activity. As a percentage of operating revenues, cost of operations decreased to 68% for the year ended December 31, 2007 from 70% for 2006 on a pro forma basis. Gross profit increased 25% to

€753.0 million for the year ended December 31, 2007 from €602.9 million for 2006 on a pro forma basis, representing 32% and 30% of operating revenues, respectively.

Research and development expenditures decreased 10% to €51.3 million for the year ended December 31, 2007 from €57.0 for 2006 on a pro forma basis (€37.7 million on an historical basis), representing 2% and 3% respectively of operating revenues.

Selling, general and administrative expenses, excluding share-based compensation, increased 12% to €210.4 million for the year ended December 31, 2007 from €188.3 million for 2006 on a pro forma basis (€126.4 million on an historical basis). Share based compensation expense increased to €20.6 for the year ended December 31, 2007 from €7.4 for 2006 on a pro forma basis.

As a percentage of operating revenues, selling, general and administrative costs were stable at 10% for the year ended December 31, 2007 and the comparable period of 2006 on a pro forma basis.

Other revenues increased to €18.4 million for the year ended December 31, 2007 from €4.3 million for the comparable period of 2006 on a pro forma basis (€11.7 million on an historical basis). Other revenues in 2007 included primarily gains on foreign exchange hedging activities. Other revenues in 2006 included primarily a €5.3 million gain on the sale of 49% of CGG Ardiseis to TAQA.

Operating Income (Loss)

Our operating income increased 38% to €489.1 million for the year ended December 31, 2007 from €354.4 million for 2006 on a pro forma basis (€289.0 million on an historical basis) and increased 50% in U.S. dollar terms.

Operating income for our Services segment increased 26% to €304.7 million for the year ended December 31, 2007 from €242.0 million for 2006 on a pro forma basis (€150.3 million on an historical basis) and increased 37% in U.S. dollar terms.

Operating income from our Equipment segment increased 53% to €266.2 million for the year ended December 31, 2007 from €174.2 million for 2006 and increased 67% in U.S. dollar terms.

Financial Income and Expenses

Cost of net financial debt decreased 8% to €109.1 million for the year ended December 31, 2007 compared to €118.7 million for 2006 on a pro forma basis (€25.4 million on an historical basis). This decrease was due to a favorable effect of the U.S.$/€ exchange rate and a realized gain following the U.S.$100 million partial prepayment of our term loan B facility on June 29, 2007, offsetting a U.S.$10 million amortization expense for the issuing fees for our U.S.$1,700 million bridge loan facility entered into to finance the cash portion of the Veritas merger consideration.

Other financial loss amounted to €5.2 million for the year ended December 31, 2007 compared to a loss of €12.5 million for 2006 on a pro forma basis (€8.8 million on an historical basis). This increase was mainly attributable to exchange losses (offset by gains on forward exchange contracts, classified as “Other operating income”) we experienced in 2006 on a pro forma basis.

Equity in Income (Losses) of Affiliates

Income from investments accounted for under the equity method decreased to €4.2 million for the year ended December 31, 2007 from €10.1 million for 2006 on an historical basis. This item corresponds essentially to our share in the income of Argas, our joint venture in Saudi Arabia, where, as anticipated, activity declined during the year ended December 31, 2007.

Income Taxes

Income tax expenses increased 34% to €129.4 million for the year ended December 31, 2007 from €96.5 million for the comparable period of 2006 on a pro forma basis (€83.2 million on an historical basis). The effective tax rate amounted to 35% in 2007.

Because we earn a majority of our taxable income outside France, foreign taxation significantly affects our overall income tax expense.

Net Income

Net income increased to €249.6 million for the year ended December 31, 2007 from €116.2 million for 2006 on a pro forma basis (€158.7 million on an historical basis) as a result of the factors discussed above.

Year ended December 31, 2006 compared with year ended December 31, 2005

For our financial years ended December 31, 2006 and 2005 we organized our Services segment into three strategic business units, or SBUs:

•	the Land SBU for land and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition and multi-client library sales; and

•	the Processing and Reservoir SBU for seismic data processing, data management and reservoir studies.

The discussion below of our Services segment follows this organization.

In addition, the discussion below regarding the years ended December 31, 2006 and 2005 is for CGG only and is not directly comparable to the results of operations and financial condition of CGGVeritas after the merger on January 12, 2007.

Operating Revenues

Our consolidated operating revenues for the year ended December 31, 2006 increased 53% to €1,329.6 million from €869.9 million for 2005. Expressed in U.S. dollars, our consolidated operating revenues increased 54% to U.S.$1,669.7 million from U.S.$1,081.0 million. The increase was attributable to our Services segment, particularly to our Offshore SBU (which included Exploration Resources’ results for part of 2006) and our Land SBU.

Revenues by Activity

The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods indicated:

	Year ended December 31,
	2006		2005
	(in million of euros,
	except percentages)

Land SBU	119.1	9%	119.8	14%
Offshore SBU	533.3	40%	319.5	37%
Processing and Reservoir SBU	139.7	11%	113.0	13%

Services	792.1	60%	552.3	64%
Equipment	537.5	40%	317.6	36%

Total	1,329.6	100%	869.9	100%

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

     Equipment

Operating revenues for our Equipment segment for the year ended December 31, 2006 increased 61% to €610.0 million from €378.8 million for 2005. Expressed in U.S. dollar terms, revenues increased 63% to U.S.$768.0 million for the year ended December 31, 2006 from U.S.$469.8 million for 2005. This strong increase was due to the successful launch of the Sentinel, the new generation of Marine solid streamers, and to the continued strong demand for Land products generally.

Excluding intra-group sales, operating revenues increased 69% to €537.5 million for the year ended December 31, 2006 from €317.6 million for 2005. Expressed in U.S. dollar terms, revenues excluding intra-group sales increased 72% to U.S.$678.4 million for the year ended December 31, 2006 from U.S.$394.8 million for 2005.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 33% to €890.0 million for the year ended December 31, 2006 from €670.0 million for 2005. As a percentage of operating revenues, cost of operations decreased to 67% for the year ended December 31, 2006 from 77% for 2005, due to improved productivity in both Services and Equipment segments and to significant after-sales on multi-client surveys that were already fully depreciated. As a consequence, gross profit increased 118% to €441.4 million for the year ended December 31, 2006 from €201.8 million for 2005.

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

Selling, general and administrative expenses increased 39% to €126.4 million for the year ended December 31, 2006 from €91.2 million for 2005, in part as a result of the Exploration Resources integration and the need to support the significant organic growth, and on the other hand as a result of the accounting cost of our stock-options plans and performance shares allocation plan amounting to €7.4 million for the year ended December 31, 2006 compared to €0.4 million for the year ended December 31, 2005. Despite this expense, selling, general and administrative costs, as a percentage of operating revenues remained constant at 10% for both 2006 and 2005.

Other Income (Expenses)

Other income net of other expenses totaled €11.7 million for the year ended December 31, 2006 compared to other expenses net of other income of €4.4 million for 2005.

Other incomes for the year ended December 31, 2006 included primarily:

•	€8.9 million of income related to the application of our hedging policy (a €4.6 million of income in the Services segment and a €4.3 million income in the Equipment segment);

•	a €5.3 million of net gain on the sale of 49% of CGG Ardiseis in the Services segment; and

•	a €1.9 million net of depreciation of Veritas share in the asset “Customer relationships” that was recognized in the purchase accounting of Thales Underwater Systems’ seismic equipment activity in 2004, when CGG merged with Veritas on January 12, 2007.

Other expenses for the year ended December 31, 2005 included primarily:

•	a €2.9 million expense related to the application of our hedging policy (a €0.9 million expense in the Services segment, a €3.6 million expense in the Equipment segment and a €1.6 million elimination on hedging on intra-group sales of equipment); and

•	a €1.0 million net loss on fixed assets sold or written-off.

Operating Income

Operating income increased to €289.0 million for the year ended December 31, 2006 from €75.1 million for 2005. This increase was due to increases in both our Services and Equipment segments.

Operating income from our Services segment was €150.3 million for the year ended December 31, 2006 compared to a loss of €25.2 million for 2005. This increase was mainly due to a high level of marine multi-client after-sales, high prices in the exclusive marine seismic acquisition sector and improved use of our seismic vessel capacity.

Operating income from our Equipment segment was €174.2 million for the year ended December 31, 2006 compared to €79.8 million for 2005. This increase was primarily due to a higher volume of sales and improved gross margins.

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

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as, most recently, Veritas and Exploration Resources).

We intend to fund ongoing operations through cash generated by operations, Senior Notes and borrowings under our U.S. and French facilities. Our Senior Facilities consist of a U.S.$1 billion term loan B facility with a seven year maturity and a U.S.$140 million U.S. revolving facility with a five year maturity. The French revolving facility consists of a U.S.$200 million senior secured revolving facility with a five year maturity.

At our option, borrowings under the term loan B facility bear interest at (i) the rate of adjusted LIBOR plus either 1.75% or 2.00% or (ii) the Alternate Base Rate plus either 0.75% or 1.00%, in each case depending on the corporate rating of CGG Veritas by S&P and the corporate family rating of CGG Veritas by Moody’s. At the option of Veritas, borrowings under the U.S. revolving facility bear interest at the rate of adjusted LIBOR plus a range from 1.75% to 2.25% or the Alternate Base Rate plus a range from 0.75% to 1.25%, in each case depending on the corporate rating of CGG Veritas by S&P and the corporate family rating of CGG Veritas by Moody’s. The Alternate Base Rate is the higher of Credit Suisse’s Prime Rate and the Federal Funds Effective Rate plus 1/2 of 1.0%. The senior credit facilities and the French revolving facility require us to meet minimum ratios of EBITDA (defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization, additions (deductions) to valuation allowances of assets and dividends from companies accounted for under the equity method less capital expenditures to total interest costs and maximum ratios of total net debt to EBITDA. In addition, the Senior Facilities and the French revolving facility contain certain restrictive covenants which, among other things, limit our ability to incur additional indebtedness, pay dividends, make investments, pledge assets, merge or consolidate, change our business and engage in certain other activities customarily restricted in such agreements. They also contain certain customary events of defaults, subject to grace periods, as appropriate.

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

Cash Flows

Operating Activities

For the year ended December 31, 2007, our net cash provided by operating activities, before changes in working capital, was €845.8 million compared to €405.9 million for 2006 and €204 for 2005 on a historical basis. Both of these increases were primarily due to the increase in our operating income. Changes in working capital for the year ended December 31, 2007 had a negative impact of €198.5 million compared to a negative impact of €58.5 million for 2006 on a historical basis. Changes in working capital for the year ended December 31, 2005 had a negative impact of €21.6 million.

Investing Activities

During the year ended December 31, 2007, net cash used in investing activities was €1,573.1 million compared with €243.4 million for 2006 and €411.1 million for 2005 on a historical basis.

The total cash requirement related to the merger with Veritas on January 12, 2007 represented an investment, net of cash acquired, of €993 million. We also acquired a 15% stake in Offshore Hydrocarbon Mapping for €23 million in August 2007.

Sercel’s acquisition of Vibtech in 2006 represented an investment net of acquired cash of €48.3 million. In 2005, we acquired all of the shares of Exploration Resources for a net investment of €265.8 million corresponding to the price we paid for the shares less the cash held by Exploration Resources at the acquisition date.

In 2007, capital expenditures amounted to €230.5 million primarily due to the upgrade of two of our 2D seismic vessels to 3D, the upgrade of the Geo Challenger to twelve streamers and the equipment of land crews.

In 2006, we converted our vessel, the Geo Challenger from a cable vessel into a 3D seismic vessel and equipped the Symphony with Sentinel streamers. In addition, we entered into €0.1 million of new capital leases in 2006 compared with €17.4 million of new capital leases (primarily related to the vessel Laurentian) for 2005.

The increase in 2005 was mainly due to the equipping of two vessels with Sentinel streamers.

Proceeds from sales of assets in 2007 corresponded to the gain on our 12.7% stake in Eastern Echo following the cash offer launched by Schlumberger BV on November 16, 2007.

Proceeds from sales of assets in 2006 corresponded to the sale of 49% of CGG Ardiseis for an amount of €16.8 million before tax.

We also invested €371.4 million in our multi-client library during the year ended December 31, 2007, primarily for Gulf of Mexico. We invested €61.5 million in our multi-client library during the year ended December 31, 2006, primarily for Gulf of Mexico and Brazil, and €32 million during the year ended December 31, 2005. As of December 31, 2007, the net book value of our multi-client data library was €435.4 million compared to €71.8 million at December 31, 2006 and €93.6 million at December 31, 2005.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2007 was €950.2 million compared to €46.8 million in 2006.

Total cash requirements related to the acquisition of Veritas on January 12, 2007 were financed by U.S.$700 million drawn under our bridge loan facility, which was repaid with the proceeds of our U.S.$600 million offering Senior Notes on February 9, 2007 plus cash on hand, and U.S.$1.0 billion drawn under our term loan B facility with a maturity of 2014, of which U.S.$100 million was repaid early on June 29, 2007.

Net cash provided by financing activities for the year ended December 31, 2006 was €46.8 million compared to €193.4 million in 2005, as a result of the issuance in February 2006 of an additional U.S.$165 million principal amount of our dollar-denominated 7 1/2% Senior Notes due 2015 used to repay the remaining U.S.$140.3 million as of December 31, 2005 under the bridge loan to acquire Exploration Resources.

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

  Net Debt

Net debt was €1,106.7 million at December 31, 2007, €153.8 million at December 31, 2006, and €297.2 million at December 31, 2005. The ratio of net debt to equity increased to 46% at December 31, 2007 from 18% at December 31, 2006 and 43% at December 31, 2005.

“Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. Net debt is presented as additional information because we understand that certain investors believes that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net debt differently than we do. Net debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net debt to financing items of the balance sheet at December 31, 2007, 2006 and 2005:

	December 31,	December 31,	December 31,
	2007	2006	2005
	(in millions of euros)

Bank overdrafts	17.5	6.5	9.3
Current portion of financial debt	44.7	38.1	157.9
Financial debt	1,298.8	361.0	242.4
Less cash and cash equivalents	(254.3)	(251.8)	(112.4)

Net debt	1,106.7	153.8	297.2

EBITDAS

EBITDAS for the years ended December 31, 2007, 2006 and 2005 was €997.3 million, €483.0 million and €221.4 million respectively.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS to Net cash provided by operating activities, according to our cash-flow statement, for the periods indicated:

	Year ended December 31,
	2007	2006	2005
	(in millions of euros)

EBITDAS	997.3	483.0	221.4
Other financial income (loss)	(5.2)	(8.8)	(14.5)
Variance on derivative on convertible bonds	—	(23.0)	(11.5)
Variance on Provisions	2.0	4.6	6.7
Net gain on disposal of fixed assets	(0.3)	(5.3)	1.6
Dividends received from affiliates	5.3	4.3	4.5
Other non-cash items	(9.2)	31.5	27.5
Income taxes paid	(144.1)	(80.4)	(31.7)
Change in trade accounts receivables	(133.0)	(18.8)	(24.3)
Change in inventories	(41.4)	(40.0)	(45.2)
Change in other current assets	(12.8)	(5.8)	(3.1)
Change in trade accounts payables	(13.3)	5.0	38.8
Change on other current liabilities	22.5	20.1	1.0
Impact of changes in exchange rate	(20.5)	(19.0)	11.2

Net cash provided by operating activities	647.3	347.4	182.4

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2007:

	Payments due by period
	Less than			More than
	1 year	2-3 years	4-5 years	5 years	Total
	(in millions of euros)

Long-term debt	28.4	55.2	27.3	1,181.5	1,292.4
Capital Lease Obligations	10.9	10.1	28.0	—	48.9
Operating Leases	93.0	117.9	76.2	69.2	356.3
Other Long-term Obligations (bond interest)	48.1	96.1	96.1	162.3	402.6

Total Contractual Obligations	180.4	279.2	227.6	1,413.0	2,100.2

Off-Balance Sheet Arrangements

CGGVeritas and Eidesvik Offshore entered into an agreement on July 2, 2007 amended on March 14, 2008, for the supply of two large seismic vessels to be newly built with a total contract value of U.S.$420 million. These two vessels are key components of CGGVeritas’ strategy of progressive fleet renewal and modernization. These vessels will be delivered in 2010 under 12-year time charter agreements.

We have not entered into any other off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Research and development

Our ability to compete effectively and maintain a significant market position in our industry depends to a substantial extent upon our continued technological innovation. We have focused on rationalizing our research and development activities both to reduce costs and to focus our research and development efforts primarily on reservoir characterization, multi-component seabed seismic processing techniques, structural imaging and advanced seismic recording equipment. Our research and development teams, totaling approximately 541 employees, are divided among operating divisions. Sercel has strong research capabilities, especially in underwater acoustic transmission, oceanographic metrology and borehole electronics for area studies. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities, such as Bergen university, or other clients or by acquiring technology under license from others. We have historically entered into and continue to pursue common research programs with the Institut Français du Pétrole, an agency of the French government.

While the market for our products and services is subject to continual and rapid technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of numerous inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines (as further developed in item 4). During 2007, 2006 and 2005, our research and development expenditures incurred (including capitalized costs and excluding grants received) were €63.0 million, €51.1 million, and €43.5 million, respectively, of which approximately 6.6%, 2.9% and 9.69%, respectively, was funded by French governmental research entities, such as the Fonds de Soutien aux Hydrocarbures (which funding is to be repaid to such organizations from sales of products or services developed with such funds).

Trend information

Currency Fluctuations

Certain changes in operating revenues set forth in U.S. dollars in this Annual Report on Form 20-F were derived by converting revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Converted figures are presented only to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S dollar and euro or other currencies may adversely affect our operating revenues and results. In the years ended December 31, 2007, 2006 and 2005, more than 80% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. For financial reporting purposes, such depreciation of the U.S. dollar against the euro negatively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an reduced value. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, such depreciation reduces our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. An appreciation of the U.S. dollar against the euro has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside Europe.

We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equalled dollar-denominated revenues principally due to personnel costs payable in euros.

In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. At December 31, 2007, 2006 and 2005, we had U.S.$280.4 million (with a euro equivalent-value of €190.5 million), U.S.$327.8 million (with a euro equivalent-value of €248.9 million) and U.S.$190.1 million (euro equivalent-value of €157.8 million), respectively, of notional amounts outstanding under euro/U.S. dollar forward exchange contracts and other foreign exchange currency hedging instruments.

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

Seasonality

Our land and marine seismic acquisition activities are usually seasonal in nature as a consequence of weather conditions in the Northern Hemisphere and of the timing chosen by our principal clients to commit their annual exploration budget to specific projects. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

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

Our statuts (memorandum and articles of association) provide that each director is elected for a six-year term by the ordinary general shareholders’ meeting. There is no obligation for directors to be French nationals. According to French corporate law, a physical person may simultaneously hold the office of director in no more than five sociétés anonymes whose registered offices are located on French territory, subject to certain exceptions. Pursuant to the Board’s internal regulations each director is required to own at least 100 of our shares.

Directors are required to comply with applicable law and our statuts. Under French law, directors are responsible for actions taken by them that, inter alia, are contrary to the company’s interests and may be held liable for such actions both individually and jointly with the other directors.

On January 9, 2007, CGG’s extraordinary general meeting of shareholders nominated four Veritas directors (Thierry Pilenko, former chairman and CEO of Veritas, Terence Young, David Work, and Loren Carroll) to the board of directors of CGG Veritas effective January 12, 2007. Each new director will serve for a term of six years.

The following table sets forth the names of our current directors, their positions, the dates of their initial appointment as directors and the expiration dates of their current term.

		Initially	Term
Name	Position	appointed	expires

Robert Brunck(1)(2)	Chairman of the Board and Chief Executive Officer	1998	2008
Olivier Appert(1)(3)	Director	2003	2008
Loren Carroll(4)	Director	2007	2013
(independent director)
Rémi Dorval(3)(4)	Director	2005	2010
(independent director)(5)
Jean Dunand(4)	Director	1999	2013
(independent director)(5)
Yves Lesage(2)(4)	Director	1988	2009
Christian Marbach(1)	Director	1995	2013
Thierry Pilenko(2)	Director	2007	2013
Robert Semmens(1)(3)	Director	1999	2011
(independent director)(5)
Daniel Valot(4)	Director	2001	2012
(independent director)(5)
David Work(3)	Director	2007	2013
(independent director)(5)
Terence Young(2)	Director	2007	2013
(independent director)(5)

(1)	Member of Strategic Committee.

(2)	Member of the Technology Committee.

(3)	Member of Appointment-Remuneration Committee.

(4)	Member of Audit Committee.

(5)	Independent director within the meaning of the report of the working committee of the Association Française des Entreprises Privées — Mouvement des Entreprises de France. See “— Board Practices”.

Mr. Brunck, 58, has been our Chairman and Chief Executive Officer since May 1999. Mr. Brunck was our Vice Chairman and President from September 1998 to May 1999 and was our President and Chief Operating Officer from February 1995 to September 1998. Mr. Brunck was Vice President of Administration and Development from 1991 to 1995 and Chief Financial Officer from 1989 to 1991. He is Chairman of the Supervisory Board of Sercel Holding S.A., Chairman of the Board of Directors of CGG Americas, Inc., Director of Thalès, Director of the Ecole Nationale Supérieure de Géologie, Director of the Bureau of Geological and Mining Research, Director of the Conservatoire National des Arts et Métiers, Director of the Groupement des Entreprises Parapétrolières et Paragazières, Chairman of Armines and Director of the Institut Français du Pétrole.

Mr. Appert, 58, has been Chairman and Chief Executive Officer of the French Petroleum Institute (Institut Français du Pétrole, or IFP) since April 2003. Mr. Appert was President for long-term co-operation and energy policy analysis within the International Energy Agency until October 1999. He is also a Director of Technip and of the Institut de Physique du Globe de Paris.

Mr. Carroll, 64, joined our Board of Directors on January 12, 2007. Until that date, Mr. Carroll had been a Director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco L.L.C. and was also Executive Vice President of Smith International, Inc. Mr. Carroll also serves as a Director of Smith International, Inc., Fleetwood Enterprises, Inc., Forest Oil Corporation and KBR Inc. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International holds a 60% interest in M-I Swaco L.L.C.

Mr. Dorval, 57, has been Vice-Chairman and Chief Executive Officer of Soletanche-Bachy Entreprise since June 1997. Mr. Dorval is Director, Vice Chairman and President of Solétanche Bachy France, Chairman of Forasol, Chairman of SB 2007, a Director of Solétanche S.A., Solmarine, SHPIC, Sol-Expert International, Sepicos Perfosol, Solétanche Bachy GmbH, Bachy Soletanche Holdings, SBUSA, Soldata Iberia and Nicholson. He is also Director, Chairman and Chief Executive Officer of SolData and permanent representative of Solétanche Bachy France in the economic group SB Mat.

Mr. Dunand, 68, was Financial and Legal Director of ISIS from 1999 to December 2001 and was Deputy General Manager Finance (Russia and CIS) of Total Exploration-Production from 1994 to 1999.

Mr. Lesage, 70, has been our Honorary Chairman since May 1999. Mr. Lesage was Chairman and Chief Executive Officer of CGG from January 1995 to May 1999. He was Chairman, President and Chief Executive Officer of Sogerap from 1994 to 1995.

Mr. Marbach, 70, Ingénieur Général des Mines, was Advisor to the General Management of Suez-Lyonnaise des Eaux from 1996 to 2000. Before that time, Mr. Marbach was Chairman and Chief Executive Officer of Coflexip and Coflexip Stena Offshore from 1991 to 1996. Mr. Marbach is a member of the Supervisory Board of Lagardère, Supervisor of Sofinnova.

Mr. Pilenko, 50, joined our Board of Directors on January 12, 2007. He is the Chairman and Chief Executive Officer of Technip since April 27, 2007. From January 15, 2007 until April 2007, he was Deputy General Manager of Technip. Until the merger with Veritas DGC Inc., Mr. Pilenko had been Chairman and Chief Executive Officer and a Director of Veritas since March 2004. Prior to his appointment and since 2001, Mr. Pilenko had served as Managing Director of SchlumbergerSema, a Schlumberger Ltd. company located in Paris. From 1998 to 2001, he was President of Geoquest, another Schlumberger Ltd. company located in Houston, Texas. Mr. Pilenko was employed by Schlumberger Ltd. and its affiliated companies in various parts of the world beginning in 1984 and progressed through a variety of operating positions. Mr. Pilenko is also Chairman of Technip Italy and a Director of Hercules Offshore, Inc. and a Permanent Representative of Technip on the Board of Directors of Technip France.

Mr. Semmens, 50, is an independent consultant and private investor. He was co-founder and General Partner of The Beacon Group LLC from 1993 to 2001. Mr. Semmens is a Member of the Supervisory Board of Sercel Holding S.A a Director of MicroPharma Ltd. and Advisory Director of Mao Networks Inc.

Mr. Valot, 63, was Chairman and Chief Executive Officer of Technip from September 1999 until April 2007. Mr. Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Mr. Valot is a Director of SCOR and Petrocanada.

Mr. Work, 62, joined our Board of Directors on January 12, 2007. Until that date, Mr. Work had been a Director of Veritas since 2004. Mr. Work is currently an oil and gas industry consultant. From 2001 until October 2003, he served as the Chairman of Energy Virtual Partners, Inc., a privately-held company engaged in the business of managing under-resourced oil and gas properties. For more than five years prior to his retirement from BP Amoco in October 2000, he served in various management capacities with Amoco and BP Amoco, including Group Vice President of exploration and, finally, as Regional President in the United States. Mr. Work currently also serves as a Director of Edge Petroleum Corporation and CrystaTech, Inc.

Mr. Young, 61, joined our Board of Directors on January 12, 2007. Until that date, Mr. Young had been a Director of Veritas since 2005. Mr. Young is currently a professor and head of the Department of Geophysics at the Colorado School of Mines and has served as such since 2000. From 1983 until 2000, Mr. Young was employed by Mobil Research and Development Corporation in a variety of roles, the last of which was as a visiting scholar at the Institute for Statistics and Its Applications, Carnegie Mellon University. From 1982 to 1983, he served as a research geophysicist with Compagnie Générale de Géophysique, from 1979 to 1982, he served as assistant professor, Colorado School of Mines, and from 1969 to 1974 was a pilot and flight instructor in the United States Navy.

Executive Officers

Under French law and our current statuts, the Chairman and Chief Executive Officer has full executive authority to manage our affairs. The Board of Directors has the power to appoint and remove, at any time, the

Chairman and Chief Executive Officer. Under French law and our current statuts, the Chairman and Chief Executive Officer, where those functions are exercised by the same person, has full power to act on our behalf and to represent us in dealings with third parties, subject only to (i) the corporate purpose of the company, (ii) those powers expressly reserved by law to the Board of Directors or our shareholders and (iii) limitations that the Board of Directors may resolve, such limitations not being binding on third parties. The Chairman and Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. In accordance with French corporate law, our current statuts provide for the election by the Board of Directors of one person to assume the position of Chairman and Chief Executive Officer or the division of such functions between two different persons. In its session of May 15, 2002, the Board of Directors decided that Mr. Brunck would assume the position of Chairman and Chief Executive Officer until the expiry of his term as a director, unless otherwise decided by the Board. Our current statuts provide that the Board of Directors may appoint up to five Presidents and Chief Operating Officers (Directeurs Généraux Délégués) upon proposal of the Chief Executive Officer, whether or not this person is also the Chairman of the Board. On September 7, 2005, our Board of Directors named Thierry Le Roux and Christophe Pettenati-Auziere to this position. Christophe Pettenati-Auzière left his position on December 6, 2007.

The following table sets forth the names of our current executive officers who serve as members of our Executive Committee, their current positions with us and the first dates as of which they served as our executive officers. We generally employ our executive officers under standard employment services agreements that have no fixed term, but Timothy Wells’ and Fernando Aguilar’s employment services agreement have a term of three years starting from December 27, 2006 and February 1, 2007 respectively.

		Executive
Name	Current position	officer since

Robert Brunck	Chairman and Chief Executive Officer	1989
Thierry Le Roux	President and Chief Operating Officer	1995
Stephane-Paul Frydman	Chief Financial Officer	2003
Gérard Chambovet	Senior Executive Vice President	1995
Luc Benoît-Cattin	President Corporate Services	2003
Fernando Aguilar	President Eastern Hemisphere	2008
Timothy Wells	President Western Hemisphere	2007
Pascal Rouiller	Chief Executive Officer, Sercel group	1997

Mr. Le Roux, 54, was appointed President and Chief Operating Officer in January 2007. Before that time, he had been Group President and Chief Financial Officer since September 2005 and Senior Executive Vice President of our Equipment segment since October 1998. Mr. Le Roux was Executive Vice President of CGG’s Geophysical Equipment operations from March 1995 to October 1998. He was Business Development Manager from 1992 to 1995 and Far East Manager from 1984 to 1992. Mr. Le Roux is Chairman of Sercel S.A., Chairman of the Board of CGG Services SA, Chairman of the Board of Sercel Inc., Chairman of the Board of Hebei Sercel-Jungfeng Geophysical Prospecting Equipment Co. Ltd, Vice-Chairman and member of the Supervisory Board of Sercel Holding, a Director of CGG Americas Inc., Chairman of the Board of Sercel England, a Director of Sercel Singapore Private Ltd., a Director of CGGVeritas Services Holding (U.S.) Inc., a Director of Offshore Hydrocarbon Mapping, INT. Inc., Chairman of the Supervisory Board of Tronic’s Microsystems S.A. and a Director of Cybernetix S.A.

Mr. Frydman, 44, was appointed Chief Financial Officer in January 2007. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was an Investor Officer of Butler Capital Partners, a private equity firm, from April 2000 to November 2002, and Industrial Advisor to the French Minister of the Economy and Finances from June 1997 to March 2000. Mr. Frydman is a Director of Sercel S.A., CGGVeritas Services Holding (U.S.) Inc., CGGVeritas Services (Norway) AS and CGGVeritas Services. He is a member of the Supervisory Board of Sercel Holding and a member of the Executive Committee of Geomar.

Mr. Chambovet, 55, is Senior Executive Vice President Human Resources, Communication, HSE and Audit since January 2007. Until that time, he had been Senior Executive Vice President, Technology, Planning & Control and Communication since January 2005 and Senior Executive Vice President of our Services segment since October 1998. Mr. Chambovet was Executive Vice President of our Acquisition Product line from March 1995 to October 1998 and was Manager of our data processing center in Massy, France from 1987 to 1995. Mr. Chambovet is a Director of Argas, Sercel S.A., CGG Americas Inc., CGGVeritas Services, Ardiseis and member of the Supervisory Board of Sercel Holding S.A. He is Chairman of the Board of CGGVeritas International.

Mr. Benoît-Cattin, 44, was appointed President of Eastern Hemisphere Geophysical Services in January 2007. Before that time, he had been Executive Vice President of our Offshore SBU division since January 2005, Deputy Vice President Geophysical Services from January 2004 to December 2004 and Vice President, Services from June 2002 to December 2003. Prior to joining CGG, Mr. Benoit-Cattin was Executive Vice President for oil and heat transfer businesses in the Pechiney Group from January 1998 to May 2002 and Advisor to the French Minister of Industry, in charge of energy and nuclear issues from June 1995 to May 1997. Mr. Benoit-Cattin is general manager of CGG Services and a Director of CGG Marine Resources Norge, CGG offshore UK, Ardiseis FZCO and CGGVeritas Services (Norway) AS.

Mr. Rouiller, 54, was appointed Executive Vice President for Equipment and Chief Executive Officer of Sercel in September 2005 after having served as Chief Operating Officer of the Sercel group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President for the Asia-Pacific region from May 1992 to September 1995. Mr. Rouiller is President of the Management Board of Sercel Holding, Chief Executive Officer of Sercel SA, Director and Chief Executive Officer of Sercel Inc., President and Director of Sercel Canada, Director of the Board of Sercel Australia Pty Ltd., Sercel-JunFeng, Sercel Singapore Pte Ltd., Chairman of Sercel (Beijing) Technological Services Co Ltd. and Director of Vibration Technology Ltd. and Xian-Sercel Petroleum Exploration Instrument Limited Liability Company.

Mr. Aguilar, 48, was appointed President of the Eastern Hemisphere of the global organization effective April 1, 2008. His previous position with CGGVeritas was Executive Vice President for Canada Land Processing, Canada Land Library, and Western Hemisphere Land Acquisition, since joining the company in September, 2004. Formerly with Schlumberger, Mr. Aguilar has twenty-six years of worldwide experience on all continents in various technology, business and oilfield sectors.

Mr. Wells, 54, was appointed President of Western Hemisphere Geophysical Services in January 2007. Prior to the merger, Mr. Wells had been President and Chief Operating Officer of Veritas DGC, Inc. since 1999. He had been employed by Veritas for twenty years, having served as president of Veritas’ Asia Pacific division, regional manager of North and South American processing, manager of research and programming and in various other capacities in North and South America.

Compensation

The aggregate compensation of our executive officers, including the Chairman and Chief Executive Officer and our President and Chief Operating Officer, includes both a fixed element and a bonus element. The bonus due to the general management for a given fiscal year is paid during the first semester of the next fiscal year. With this bonus, the aggregate compensation may substantially vary from one year to another.

The aggregate compensation of our executive officers (including the Chairman and Chief Executive Officer and both Presidents) who were members of the Executive Committee (as described in Item 6 of our 2006 annual report on Form 20-F) paid in fiscal year 2007 was €5,807,202, including the 2007 bonus and benefits in kind but excluding directors’ fees. The amount of the bonus paid to the members of the Executive Committee (except for the Chairman and Chief Executive Officer and the Presidents, for whom additional criteria are also taken into consideration) depends upon the achievement of commercial and financial targets for items such as consolidated net income, operating income, operational cash flow (i.e. EBITDAS less Capital Expenditures) of our various activities and earnings per share. Certain individual qualitative objectives need also to be satisfied.

The aggregate compensation paid to Mr. Brunck, Chairman and Chief Executive Officer, in fiscal year 2007 was €526,860 of fixed compensation and €610,000 representing his 2006 bonus. For fiscal year 2007, the amount of his bonus depended upon the achievement of personal objectives (representing one third of the bonus) and financial objectives (representing two thirds of the bonus). The financial objectives included net earnings per share (weighted 25%), Group EBIT (weighted 25%), Group operational cash flow (i.e. EBITDAS less Capital Expenditures) (weighted 35%) and the growth in the Group’s year-to-year revenues (weighted 15%). Mr. Brunck was paid his 2007 bonus of €930,057 in March 2008. In addition, Mr. Brunck received €50,038.81 in his capacity as a director in 2007.

The aggregate compensation of Mr. Thierry Le Roux, President and Chief Operating Officer, in fiscal year 2007 was €400,018 plus a bonus of €350,800 for fiscal year 2006 paid during the first semester of 2007. For fiscal year 2007, the amount of his bonus depended upon the achievement of personal objectives (representing one third of the bonus) and financial objectives (representing two thirds of the bonus). The financial objectives included net earnings per share (weighted 25%), Group EBIT (weighted 25%), Group operational cash flow (i.e. EBITDAS less Capital Expenditures) (weighted 35%) and the growth in the Group’s year-to-year revenues (weighted 15%). The bonus for fiscal year 2007 was €572,343 and was paid in March 2008.

The aggregate compensation of Mr. Christophe Pettenati-Auziere, former President of Geophysical Services, in fiscal year 2007 was €313,696 plus a bonus of €267,800 for fiscal year 2006 paid during the first semester of 2007. For fiscal year 2007, the bonus of Mr. Pettenati-Auzière depended upon the achievement of personal objectives (representing half of the bonus) and financial objectives (representing half of the bonus). The financial objectives included net earnings per share (weighted 25%), Services EBIT (weighted 25%), Services operational cash flow (i.e. EBITDAS less Capital Expenditures) (weighted 35%) and the growth in the Services’ year-to-year revenues (weighted 15%). The bonus for fiscal year 2007 was €176,700 and was paid in March 2008.

On March 8, 2006, the Board of Directors authorized CGG Veritas to enter into an amendment to the employment contracts of Messrs. Brunck, Le Roux and Pettenati-Auzière according to which:

•	in case of dismissal or change of control, a special severance indemnity representing 250% of their reference annual compensation (gross fixed salary including, if applicable, salaries paid by foreign subsidiaries over the prior 12 months and the average bonuses paid during the prior three years) would be paid; and

•	should they decide, in case of a change of control, to continue working for CGG Veritas, they would receive a loyalty bonus representing 150% of their reference annual compensation as defined above after the expiry of a 18-month period after change of control.

The above mentioned amendments were applied when Mr. Pettenati-Auzière left us in December 2007. On December 19, 2007, Mr. Pettenati-Auzière received an aggregate gross amount of €1,133,106 as special severance indemnity. The balance of the sums to which he was entitled as a result of the termination of his employment contract including in particular his bonus for fiscal year 2007, i.e. an aggregate gross amount of €338,189.83, was paid in March 2008. In addition, Mr. Pettenati-Auzière will also be entitled to keep the stock-options that he was allocated pursuant to our various stock-options plans currently in force (see below) but he will lose his right to receive the performance shares allocated to him pursuant to our 2006 and 2007 performance share plans.

Pursuant to section L. 225-42-1 of the French Commercial Code as modified by the law n°2007-1223 dated August 21, 2007, the Board of Directors approved on February 27, 2008, an amendment to the provisions approved on March 8, 2006 for Messrs. Brunck and Le Roux. These new provisions were approved in accordance with the procedure applicable to related party transactions and provided for by section L.225-38 and seq. of the French Commercial Code. These further amendments provide that payment of the special severance indemnity mentioned above as well as the early exercise of all stock-options, whether vested or not, that have been allocated to them pursuant to stock-options plans currently in force are heretofore subject to performance conditions assessed in comparison with our performance, on the basis of the fulfillment of at least one of the three following objectives:

•	a share price performance objective relative to the share price considering the SBF 120 index;

•	a share price performance objective relative to the ADS price considering the PHLX Oil Service Sectorsm (OSXsm);

•	a financial indicator objective of EBIT expressed in U.S.$ and related to the target for the annual variable part of the compensation of Messrs. Brunck and Le Roux.

Finally, in order to take into account the evolution of practices in comparable companies, the amount of the special severance indemnity noted above has been reduced from 250% to 200% of the annual compensation referenced above.

This special severance indemnity is a ceiling and is a fixed payment paid in lieu of all sums to which Messrs. Brunck and Le Roux may be entitled as a consequence of the severance, including severance payments due by law and under collective bargaining agreements, compensation in lieu of notice and pay in lieu of vacation.

These new provisions will be subject to the approval of the general meeting to be held on April 29, 2008.

A supplemental pension and retirement plan for the members of the Executive Committee and the Management Board of Sercel Holding (hereinafter referred to as the “Beneficiaries”) was implemented in December 2004. The Chairman and Chief Executive Officer and the Chief Operating Officer benefit from this plan (our former President of Geophysical Services who left us in December 2007 also benefited from this plan). The aggregate present benefit value of this supplemental plan as of December 31, 2007 amounts to €10,200,133 of which €593,102 has been recorded as an expense for fiscal year 2007. Of such amounts, the portions relating to the Chairman and Chief Executive Officer, the Chief Operating Officer and our former President of Geophysical Services are €7,808,882 and €405,587 respectively.

Directors as a group received aggregate compensation of €580,000 in February 2008 for services provided in their capacity as directors during fiscal year 2007. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to directors. Directors’ service contracts do not provide for benefits upon termination.

The following table sets forth the amounts CGG Veritas and its subsidiaries paid to directors of CGG Veritas, in their capacity as directors, for the year ended December 31, 2007:

	Amount paid to
	CGG Veritas directors by
	the company or one of its
	subsidiaries for fiscal year
Name	2007

Robert Brunck(1)		€50,038.81
Olivier Appert		€48,889.39
Loren Carroll		€55,728.75
Rémi Dorval		€52,519.56
Jean Dunand		€43,016.40
Yves Lesage		€51,753.28
Christian Marbach		€33,639.09
		€28,659.47
Thierry Pilenko(2)	U	.S.$70,000	(2)
Robert F. Semmens(3)		€90,831.80
Daniel Valot		€36,876.95
David Work		€50,958.32
Terence Young		€50,958.32
Gérard Fries(4)		€564.93
John Macwilliams(4)		€564.93

(1)	Mr. Brunck does not receive any compensation as member of the Supervisory Board of Sercel Holding or as Chairman of the Board of Directors of CGG Americas.

(2)	Amount paid pursuant to a consulting agreement which came into effect on January 15, 2007 between the Company and Mr. Pilenko and which was terminated on March 27, 2007.

(3)	Includes €75,831.80 paid by CGG Veritas to Mr. Semmens as a director and €15,000 paid by Sercel Holding to Mr. Semmens as a member of the Supervisory Board.

(4)	Resigned from the Board on January 9, 2007.

As of March 31, 2008, our directors and executive officers held an aggregate of 27,984 ordinary shares of CGGVeritas. As of March 31, 2008, our directors and executive officers held options to purchase an aggregate of 407,025 ordinary shares and a maximum of 37,000 performance shares. As of March 31, 2008, none of our directors and executive officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.

Board Practices

Pursuant to the standards set forth in the report of the working committee of the Association française des entreprises privées — Mouvement des entreprises de France, to promote better corporate governance standards in listed companies (the “AFEP-MEDEF Report”), we believe that seven of our directors do not have any relationship with CGG Veritas, the Group or its management that could impair their freedom of judgment and thus qualify as independent. Those directors are Mr. Carroll, Mr. Dorval, Mr. Dunand, Mr. Semmens, Mr. Valot, Mr. Work and Mr. Young. We also believe that (i) the position of Mr. Semmens as a member of the Supervisory Board of our subsidiary Sercel Holding S.A. and (ii) the previous position of Mr. Carroll, Mr. Work and Mr. Young as members of the Board of Directors of Veritas do not impair their independence. Our Board of Directors reviews, on an annual basis, the qualification of directors as independent pursuant to the AFEP-MEDEF Report criteria.

The corporate governance rules of the New York Stock Exchange differ from the regulations and recommendations applicable in France, especially those governing the definition of director independence and the role and operation of the Board’s committees. As a non-U.S. listed company, we are exempted from many of these corporate governance rules, which are applicable to U.S. listed companies. For example, nothing withstanding our conclusions as to independence under the AFEP-MEDEF Report, our Board has not formally determined which of our directors meet NYSE independence standards, and non-management directors do not meet regularly. Our Appointment-Remuneration Committee is not made up exclusively of independent directors, and the Board’s internal charter does not address committee purposes and responsibilities in the manner specified by the NYSE rules applicable to nominating, compensation and audit committees. However, our Audit Committee members meet the independence test for audit committee members established by the SEC, and we believe that they also meet the definition of “independence” under the NYSE rules.

Strategic Committee

The Strategic Committee’s assignment is to study:

•	business plans and budgets,

•	strategic options for the Group,

•	organic development, and

•	projects related to financial transactions.

This Committee customarily meets before each Board meeting and more often if necessary. During 2007, the Strategic Committee met seven times. The average meeting attendance rate of committee members was close to 93%.

In 2007, the Committee was kept regularly informed of the integration process further to the merger of CGG and Veritas.

The Committee was also consulted regarding (i) issues linked to the Group’s indebtedness and its tax location, (ii) the acquisition of a 15% interest in Offshore Hydrocarbon Mapping plc (“OHM”), (iii) the agreement between us and Eidesvik Offshore for the supply of two high capacity vessels to be newly built and operated by the Group under a twelve-year charter agreement, (iv) investments to be implemented for WAZ surveys, (v) building of the new executive offices of our subsidiary CGG Services, (vi) our seismic fleet renewal plan, (vii) the Group legal organization, and (viii) the draft resolutions to be submitted to the 2008 annual general meeting.

Audit Committee

The Audit Committee is chaired by Mr. Dunand. The other members are Mr. Carroll, Mr. Dorval, Mr. Lesage, and Mr. Valot. The Audit Committee is responsible for assisting the Board of Directors and undertaking preparatory work for the Board, particularly by reviewing our financial statements with management and our statutory auditors.

     Responsibilities

The principal responsibilities of the Audit Committee are as follows:

•	Reviewing and discussing with management and our statutory auditors the consistency and appropriateness of the accounting methods we adopt to prepare our corporate and consolidated financial statements including:

•	Reviewing and discussing with management and the statutory auditors the consolidation perimeter and requesting, when necessary, all appropriate explanations;

•	Reviewing and discussing with management and the statutory auditors our draft annual, semi-annual and quarterly financial statements together with the notes to them, and especially off-balance sheet arrangements;

•	Reviewing and discussing with management and the statutory auditors the quality, comprehensiveness, accuracy and sincerity of the financial statements;

•	Receiving reports from the statutory auditors on their review, including any comments and suggestions they may have made in the scope of their audit; and

•	Raising any financial or accounting question that the Committee deems important.

•	Reviewing our annual report on Form 20-F and our “Document de Référence”.

•	In consultation with the statutory auditors, the internal auditors and management, reviewing the structure of our internal control procedures and the way in which they operate, notably those procedures relating to the preparation and treatment of accounting and financial information used to prepare our financial statements, to assess and manage risks and to comply with the principal regulations applicable to us. The Committee reviews the comments and observations made by the statutory auditors on internal control procedures.

•	With respect to internal audit, reviewing and discussing with management particularly:

•	its organization and operation, and

•	its activities and in particular the responsibilities proposed in the scope of the internal audit plan approved by the general management and presented to the Committee.

•	Reviewing and discussing with management and, when appropriate, the statutory auditors the transactions directly or indirectly binding us and our executive officers.

•	With respect to external audit:

•	Reviewing and discussing with the statutory auditors their annual audit plan;

•	Meeting, if necessary, with the statutory auditors outside the presence of management;

•	Ensuring the independence of the statutory auditors by managing the procedure for selection of the auditors. The Committee submits its choice to the Board of Directors, which, pursuant to law, must submit appointment of auditors to the vote at a shareholders’ meeting;

•	Discussing as appropriate the extent and results of the audit work with the statutory auditors and management and reviewing the amount of auditors’ fees regularly with management. Within the framework of a procedure that it determines annually, the Committee has sole authority to authorize performance by the auditors and/or by the members of their network of non-audit services.

•	Overseeing the anonymous handling of any report concerning a possible internal control problem or any problem of an accounting or financial nature.

•	Finally, our management must report to the Committee any suspected fraud of a significant amount so that the Committee may proceed with any verification that it deems appropriate.

Sessions of the Audit Committee are open to the members of the Executive Committee, including the Chief Financial Officer, the external auditors (in order to report on their audit reviews) and the Senior Vice-President, Corporate Internal Audit (in order to review important assignments).

The Audit Committee meets before each Board meeting. In addition, the members of the Audit Committee are systematically invited to attend Strategic Committee meetings. During 2007, the Audit Committee met eight times. The average meeting attendance rate of committee members was close to 85%.

     2007 Activities

In 2007, the Audit Committee reviewed draft versions of the annual consolidated financial statements for 2006, the financial statements for the first quarter, the first semester and the third quarter of 2007 before these were presented to the Board. It reviewed the 2007 forecasts, the 2008 budget and the 2008-2010 business plan. The Audit Committee also provided to the Board its recommendations concerning these financial statements. The audit committee reviewed the annual report on Form 20-F and the “Document de Référence”. Finally, it was also presented with the project to reduce the financial statements closing time-period in 2007.

The Audit Committee also examined the renewal of the term of both external auditors. It examined the work to be performed by the statutory auditors in the scope of their audit on the 2007 financial statements and approved their fee estimates for this work. In compliance with the Audit Committee’s procedures providing for its prior approval of non-audit services provided by the members of our auditors’ network, the Audit Committee reviewed the services so performed in 2007 and approved them as necessary.

The Audit Committee reviewed the activities of the internal audit team, which acts on the basis of a plan established by the Executive Committee and presented to the Audit Committee. This plan is established in light of perceived operational and financial risks and with the goal of systematically reviewing the major entities of each business division every three years.

The Audit Committee was also kept regularly informed on the development of the assessment of internal control procedures pursuant to section 404 of the Sarbanes-Oxley Act of 2002 and of the results thereof. The external auditors and the internal audit function presented their respective conclusions.

Appointment-Remuneration Committee

The principal responsibilities of the Appointment-Remuneration Committee are as follows:

•	the compensation to be paid to the Chairman and the President or Presidents, including the procedures for setting the variable part thereof and the grant of possible benefits in kind;

•	all provisions relative to the retirement of the Chairman and the President or Presidents;

•	establishment of stock option plans and allocation of performance shares;

•	realization of capital increases reserved for the employees; and

•	possible candidacies for filling director’s positions, positions as CEO or positions as members of a Board Committee.

In 2007, this Committee met nine times.

The Committee met to decide on (i) the remuneration of the Chairman and Chief Executive Officer and of the two Presidents (ii) the policy governing allocation of performance shares and stock-options within the Group, (iii) the draft resolutions to be submitted to the general annual meeting concerning the allocation of stock options and performance shares and the final allocation of these options and shares to the Company’s employees and (iv) the implementation of the evaluation process of the Board and of the Chairman and Chief Executive Officer.

Technology Committee

The principal responsibilities of the Technology Committee are to assist the Board of Directors with respect to:

•	the Group’s development strategy in reservoir imaging, seismic and opportunities in other oilfield services and products;

•	the main development programmes in services and equipment;

•	the technology offer from competitors and other oil service companies; and

•	the research and development budgets.

The Technology Committee usually meets twice a year. In 2007, the Technology Committee met twice with an attendance rate of 87.5%. During these meetings, the Committee reviewed the last technological developments of the Services and Equipment segments and the Group research and development plan. Certain specific technological projects were also presented to the Committee.

Employees

As of December 31, 2007, we had 8,109 permanent employees worldwide (excluding 14 temporary staff in France), as well as several thousand auxiliary field personnel on temporary contracts. Of the total, 6,033 were involved in the Services segment and 2,076 in the Equipment segment. CGGVeritas has never experienced a material work stoppage and considers its relations with its employees to be good. CGGVeritas permanently employs more than 5,000 technicians and persons holding engineering degrees and has developed a significant in-house training program.

Our total workforce has increased from 7,338 (pro forma) at December 31, 2006 to 8,109 at December 31, 2007. This increase in the size of our workforce is mainly attributable to the growth of our geophysical product and service activities. We are preparing for the future by improving recruitment programs and our management training program, and by putting increased emphasis on strengthening the technical and personal skills of our employees. On a seasonal basis we experience higher headcount and revenues during the second and third fiscal quarters, coinciding with the winter seismic acquisition seasons in Alaska and Canada. However, performance of large land surveys in South America or other locations can cause a marked shift from this pattern. A total of 31 employees in Singapore are subject to collective bargaining agreements.

In accordance with French law for employees employed under French contracts, we and each of our French subsidiaries have an Employee Representation Committee (Comité d’Entreprise) consisting of representatives elected by our employees. The Employee Representation Committee reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to employee working conditions and is regularly informed of economic developments.

Share Ownership

In accordance with French law, we are authorized annually by our shareholders at the extraordinary general meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Epargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the extraordinary general meeting held on May 10, 2007, renewed our authorization to issue up to 750,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors set the commencement date for the offering, nor lower than 80% of such average market price. As of December 31, 2007, CGGVeritas group employees held 16,550 shares corresponding to 0.06% of the share capital and 0.12% of the voting rights.

Pursuant to resolutions adopted by our Board of Directors on March 14, 2001, May 15, 2002, May 15, 2003, May 11, 2006, March 23, 2007 and March 14, 2008, our Board of Directors has granted options to certain of our employees, executive officers and directors to subscribe for an aggregate of 1,265,950 ordinary shares. This total has been adjusted pursuant to French law and the terms of the options to a total of 1,323,762 options. Options with respect to 874,829 ordinary shares remained outstanding as of March 31, 2008. The following table sets forth certain information relating to these stock options plans as of March 31, 2008:

		Options
		exercised	Options
		(ordinary	outstanding		Exercise
	Options	shares) at	at		price per
	initially	March 31,	March 31,		ordinary
Date of board of directors’ resolution	granted	2008	2008		share(1)	Expiration date

March 14, 2001(1)(4)	256,000	118,203	70,508	(2)	€65.39	March 13, 2009
May 15, 2002(1)(5)	138,100	43,178	52,028	(2)	€39.92	May 14, 2010
May 15, 2003(1)(6)	169,900	23,559	72,404	(2)	€14.53	May 14, 2011
May 11, 2006(7)	202,500	2,500	191,739	(2)	€131.26	May 10, 2014
March 23, 2007(8)	261,750	0	250,450	(3)	€151.98	March 23, 2015
March 14, 2008(9)	237,700	0	237,700	(3)	€162.82	March 14, 2016

Total	1,265,950	187,440	874,829

(1)	Pursuant to French law and the terms of the stock option plans, the numbers of options granted and the exercise price were adjusted following our share capital increase in December 2005.

(2)	The stock option plans provide for the cancellation of the non vested options if the holder is no longer our employee, director or executive officer.

(3)	The stock option plans provide for the cancellation of the options whether vested or not if the holder is no longer our employee, director or executive officer.

(4)	Options under the 2001 plan vest by one-fifth each year from March 2001 and could not be exercised before March 14, 2004.

(5)	Options under the 2002 plan vest by one-fifth each year from May 2002 and could not be exercised before May 16, 2005.

(6)	Options under the 2003 plan vest by one-fourth each year from May 2003 and could not be exercised before May 16, 2006.

(7)	Options under the 2006 plan vest by one-fourth each year from May 2006 and can be exercised at any time. However the resulting shares cannot be sold before May 12, 2010.

(8)	Options under the 2007 plan vest by one-third each year from March 2007 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 24, 2011.

(9)	Options under the 2008 plan vest by one-third each year from March 2008 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 15, 2012.

At the extraordinary general shareholders’ meeting held on May 10, 2007, a new stock option plan was approved by shareholders whereby options to purchase up to 5% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. The Board has allocated 237,700 stock options pursuant to such shareholders’ resolution on March 14, 2008.

At the extraordinary general shareholders’ meeting held on May 11, 2006, a performance share plan was approved by shareholders whereby performance shares up to 1% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. The Board has allocated an aggregate of 226,800 performance shares pursuant to such shareholders’ resolution on May 11, 2006, March 23, 2007 and March 14, 2008, respectively.

The stock-options and performance shares allocated to Mr. Brunck, Chairman and Chief Executive Officer, Mr. Le Roux, Chief Operating Officer, and Mr. Pettenati-Auziere, President Geophysical Services, under the plans implemented by the Company over the last three years are set forth below:

For Robert Brunck:

Plans	Stock-options	Performance shares(*)

Plan dated March 23, 2007	40,000	4,000
Plan dated May 11, 2006	30,000	2,500
2005	N/A

(*)	subject to performance conditions based on objectives of net earning per share and operating income set by the Board of Directors

For Thierry Le Roux:

Plans	Stock-options	Performance shares(*)

Plan dated March 23, 2007	25,000	2,500
Plan dated May 11, 2006	17,500	1,750
2005	N/A

(*)	subject to performance conditions based on objectives of net earning per share and operating income set by the Board of Directors

For Christophe Pettenati-Auziere:

Plans	Stock-options	Performance shares(*)

Plan dated March 23, 2007	17,500	1,750
Plan dated May 11, 2006	17,500	1,750
2005	N/A

(*)	subject to performance conditions based on objectives of net earning per share and operating income set by the Board of Directors

Pursuant to article L.225-197-1 of the French Commercial Code, for the stock-options and performance shares plans implemented on March 23, 2007 and March 14, 2008, the Board of Directors set at 10% of each individual allocation (i) the number of shares resulting from the exercise of stock options and (ii) the number of performance shares thus attributed which they will have to keep in registered form until the end of their respective terms.

Item 7:  PRINCIPAL SHAREHOLDERS

Major Shareholders

The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as at March 31, 2008 and December 31, 2007, 2006 and 2005.

	March 31,		December 31,
	2008		2007		2006		2005
		% of		% of		% of		% of
	% of	voting	% of	voting	% of	voting	% of	voting
	shares	rights	shares	rights	shares	rights	shares	rights

Identity of Person or Group
Fidelity International Limited	3.29	3.14	3.30	3.15	10.36	9.59	10.31	9.50
Morgan Stanley	2,72	2,59	2.72	2.59	5.16	4.48	—	—
Institut Français du Pétrole	4,76	9.08	4.77	9.10	7.73	14.32	8.21	15.13
Public	89.23	85.19	89.15	88.19	76.75	71.31	81.48	75.37

Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As of March 31, 2008, IFP had held 1,308,122 fully paid ordinary shares in registered form for two consecutive years, giving IFP 9.08% of the voting power of the outstanding ordinary shares as at such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP are presently held in bearer form.

In connection with the Veritas merger, we issued 9,215,845 ordinary shares (out of which 4,202 shares were subsequently cancelled since they had been issued in excess of merger consideration) that were deposited with The Bank of New York Trust as ADS depository, which issued 46,079,225 ADSs to be paid as merger consideration to former holders of Veritas common stock.

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

The terms of our U.S.$85 million convertible bonds due 2012 were amended by the our general meeting of bondholders held on November 2, 2005, as approved by a general meeting of our shareholders held on November 16, 2005 in order to provide bondholders with the opportunity to redeem their convertible bonds before maturity and receive an additional cash payment. The early conversion period was open from November 17 to November 18, 2005, inclusive. At the conclusion of the conversion period, 11,475 convertible bonds due 2012 were converted, leading to the issuance of 1,147,500 new shares. 2,525 convertible bonds remain outstanding with a nominal value of U.S.$15.3 million. We paid a total premium of U.S.$10.4 million to our bondholders who converted their bonds.

A general meeting of bondholders, held on April 5, 2006, and a general meeting of our shareholders, held on May 11, 2006, approved a change to the terms and conditions of the remaining convertible bonds to grant bondholders a right to receive a cash payment upon immediate conversion of the bonds. The early conversion period was open on May 12, 2006 only. At the conclusion of the conversion period, all the remaining 2,525 convertible bonds were converted, leading us to issue of 274,914 new shares and pay a total premium of U.S.$2.1 million to the converting bondholders.

On December 16, 2005, we completed a share capital increase by way of preferential subscription rights. We issued 4,099,128 new shares of our common stock bearing rights from January 1, 2005, bringing our total share capital at that date to 17,079,718 ordinary shares, par value €2 per share. We used the net proceeds to repay

U.S.$235 million under its U.S.$375 million bridge loan facility, which facility was used to finance the acquisition of Exploration Resources.

See “Item 9: The offer and Listing — Offer and Listing Details” for information regarding holdings of our shares in the United States.

Related Party Transactions

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter party contracts associated with these services are concluded at arm’s length. Accounts payable to LDA were €0.2 million at December 31, 2007. Total net charges paid during the year for the provision of ship management services amounted to €6.5 million, and the future commitments for such services to LDA were €54.8 million.

LDA is the owner, together with the Group, of Geomar, owner of the seismic vessel Alizé. Geomar is fully consolidated. Geomar provides vessel charter services to LDA. Charter party contracts associated with these services are concluded at arm’s length. Total net revenues received during the year for the provision of vessel charter services amounted to €8.2 million (€2.1 million for the period starting from April 1, 2007 when Geomar was fully consolidated).

For the year ended December 31, 2007, sales of geophysical equipment to Argas, which is 49% owned by the Group, from Sercel amounted to €25.5 million, representing approximately 1% of our revenues.

For the year ended December 31, 2007, sales of geophysical equipment to JV Xian Peic/Sercel Limited, which is 40% owned by the Group, from Sercel amounted to €4.2 million, representing less than 1% of our revenues.

For the year ended December 31, 2007, purchases of geophysical equipment to Tronic’s, which is 16% owned by the Group, from Sercel amounted to €8.3 million.

For the year ended December 31, 2007, purchases of geophysical equipment to Cybernetix, which is 32% owned by the Group, from Sercel amounted to €1.1 million.

Interests of Experts and Counsel

None.

Item 8:  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial Statements and notes thereto filed as a part of this annual report.

Item 9:  THE OFFER AND LISTING

Offer and Listing Details

The trading market for our ordinary shares is Euronext Paris S.A., where the ordinary shares have been listed since 1981. American Depositary Shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one-fifth of one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “CGV”. The Bank of New York has advised us that as of March 31, 2008, there were 15,377,775 ADSs outstanding, representing 3,075,555 ordinary shares, which are held of record by five registered holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 11.20% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholder.

  Price Information on Euronext Paris.

The tables below set forth, for the periods indicated, the reported high and low prices for the outstanding ordinary shares on Euronext Paris.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share(1)
	High	Low
	(€)

2008
March	163.54	144.00
February	177.99	149.90
January	199.99	131.11
2007
December	209.50	187.23
November	234.79	173.11
October	241.49	211.00

(1)	Source: Euronext Paris.

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2008:

	Price per Share(1)
	High	Low
	(€)

2008
First Quarter	199.99	131.11
2007
First Quarter	167.00	138.11
Second Quarter	186.00	151.10
Third Quarter	231.83	163.13
Fourth Quarter	241.49	173.11
2006
First Quarter	121.30	75.25
Second Quarter	164.00	108.00
Third Quarter	140.00	112.80
Fourth Quarter	166.40	113.80

(1)	Source: Euronext Paris.

The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share(1)
	High	Low
	(€)

2007	241.49	138.11
2006	166.40	75.25
2005	89.00	50.20
2004	56.50	29.70
2003	32.30	9.11

(1)	Source: Euronext Paris.

  Price Information on the NYSE

The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange:

The table below indicates the high and low market prices for our most recent six months and the first quarter of 2008:

	High	Low
	(U.S.$)

2008
March	50.06	44.27
February	53.78	43.56
January	58.48	41.00
2007
December	61.31	53.90
November	68.78	51.95
October	68.41	59.76

The table below indicates the quarterly high and low market prices for our two most recent financial years:

	High	Low
	(U.S.$)

2008
First Quarter	68.78	41.00
2007
First Quarter	44.11	34.99
Second Quarter	50.24	40.89
Third Quarter	65.66	44.43
Fourth Quarter	68.78	51.95
2006
First Quarter	29.27	18.33
Second Quarter	40.70	27.78
Third Quarter	35.99	28.71
Fourth Quarter	45.00	28.80

The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	High	Low
	(U.S.$)

2007	68.78	34.99
2006	45.00	18.33
2005	21.14	13.35
2004	14.05	7.47
2003	7.62	2.12

  Trading on Euronext Paris

Official trading of listed securities on Euronext Paris is transacted through stockbrokers and other financial intermediaries, and takes place continuously on each business day from 9:00 a.m. through 5:25 p.m., with a pre- opening session from 7:15 a.m. through 9:00 a.m. during which transactions are recorded but not executed. Any trade effected after the close of a stock exchange session is recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris publishes a daily Official Price List that includes price information concerning listed securities. Euronext Paris has introduced continuous trading during trading hours by computer for most listed securities. Shares listed on Euronext Paris are placed in one of three categories depending on the issuer’s market capitalization. Our outstanding ordinary shares are listed on Euronext Paris in the category known as Continu, which includes the most actively traded shares.

Plan of Distribution

Not applicable.

Markets

Our ordinary shares are listed on Euronext Paris. American Depositary Shares representing our ordinary shares are listed on the New York Stock Exchange. Our 7 1/2% Senior Notes due 2015 and our 7 3/4% Senior Notes due 2017 are listed on the Euro MTF market in Luxembourg.

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

     Transaction with Interested Directors

French corporate law provides for prior approval and control of transactions entered into between, directly or indirectly, us and our directors, Chief Executive Officer, Chief Operating Officer and, or any entity in which any of these persons is at the same time an owner, partner with unlimited liability, managing director, member of the supervisory board or an executive officer, unless the transaction is entered into in the ordinary course of business and under normal terms and conditions. Transactions entered into between us and one of our shareholders who holds, directly or indirectly, more than 10% of our voting rights, or with an entity controlling such a shareholder, are also considered related party transactions requiring the prior approval of our board of directors.

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

Under our statuts, the Board of Directors has authority to determine the compensation of its chairman as well as of its Chief Executive Officer, and Chief Operating Officer.

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

     Number of Shares Required for a Director’s Qualification

Under our statuts, throughout his term of office, each director must own at least one share. Nevertheless, the internal regulations of the Board provides that each director owns at least one hundred shares of the company.

  Share Capital

As of March 31, 2008, our issued share capital amounts to €54,935,280 divided into 27,467,640 shares of the same class with a nominal value of €2 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”

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

At a meeting held on May 10, 2007 our shareholders authorized the Board of Directors to increase our share capital, through one or more issuances of securities, by an additional aggregate nominal amount of up to €54,000,000. This authorization is effective for a period not to exceed 26 months. Our shareholders have preferential rights to subscribe for such the additional securities. (see “Item 7: Principal Shareholders — Identity of Person or Group”).

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

     Annual Ordinary Meetings

Our Board of Directors must convene the annual ordinary general meeting of shareholders each year for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year, unless such time is extended by an order of the President of the Tribunal de Commerce pursuant to a request. Other ordinary or extraordinary meetings may be called at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, in the circumstances prescribed by law, if the Board of Directors fails to call such a meeting, by our statutory auditors or by an administrator appointed by the President of the Tribunal de Commerce or by a shareholder holding the majority of the share capital or voting rights following a public offer or the transfer of a block trade. Any of the following may request the President of the Tribunal de Commerce to appoint an administrator:

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

If a quorum is not present at any meeting on first call, the meeting is adjourned and reconvened, and in the case of an extraordinary general meeting, for a date not more than two months later. When a general meeting is reconvened, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

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

Our statuts provide that, as from May 22, 1997, each share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes. In the event of capital increases effected by an attribution of new shares, as a result of the incorporation of reserves, retained earnings or issuance premiums, the shares attributed by reason of and proportionately to the ownership of shares holding double voting rights are immediately granted double voting rights as if they themselves had fulfilled the requirements therefore. Under French company law, shares that have to be transferred pursuant to laws and regulations applicable to cross-shareholdings, as well as shares held by entities controlled directly or indirectly by us, are not entitled to voting rights. In the latter case, the shares do not count for quorum or majority purposes.

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

At the shareholders’ meeting held on May 10, 2007, our shareholders renewed the existing authorization to acquire up to 10 percent of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting.

Under such authorization, we are allowed to carry out transactions on our shares with the following objectives:

•	to support liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the Association Française des Entreprises d’Investissement,

•	to deliver shares in the scope of securities giving access, immediately or in the future, to shares by redemption, conversion, exchange, presentation of a warrant or by any other means,

•	to deliver, immediately or in the future, shares in exchange in the scope of external growth, in accordance with the conditions to be defined by the AMF,

•	to allocate bonus shares to employees and officers of the company or affiliated companies within the meaning of article L.225-180 of the French Commercial Code, especially in the scope of options to purchase shares of the company, and

•	to cancel the shares through a capital reduction, subject to a decision of, or an authorization, by the extraordinary general meeting.

The general meeting approved a maximum purchase price of €250. The maximum number of shares that we are entitled to hold is 10% of our share capital as at the time of the purchase, less any shares acquired under previous authorizations.

The shares may be acquired on one or several occasions, by any method, including by agreement, by stock market purchase, by purchasing blocks of shares or by an offer to buy, which may take place at any time, including during a take-over bid.

This authorization was granted for a period of 18 months from May 10, 2007 and cancelled and replaced the authorization granted to the Board of Directors by the general meeting held on May 11, 2006.

During fiscal year 2007, we implemented the share repurchase plans authorized by our shareholders in May 2007 with the sole aim to support liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the Association Française des Entreprises d’Investissement.

On July 6, 2007, the Company terminated the liquidity contract entered into with Rothschild & Cie Banque since November 1, 2005 and concluded a new liquidity contract with Crédit Agricole Cheuvreux starting from July 9, 2007. This liquidity contract is tacitly renewable and compliant with the Code of Practice of the Association Française des Entreprises d’Investissement.

Upon implementation of this contract, the Company allocated €22,000,000 to the liquidity account.

During fiscal year 2007, Rothschild & Cie Banque and Crédit Agricole Cheuvreux have:

—	purchased, in 2007, 1,492,282 CGG Veritas shares at an average weighed price of €168; and

—	sold, in 2007, 1,449,513 CGG Veritas shares at an average weighed price of €168.33.

As of December 31, 2007, the Company held 42,769 shares in relation to this contract, equal to 0.15% of the share capital. The net book value of these shares amounts to €8,373,227.01.

As of December 31, 2007, the Company did not hold any shares directly outside the scope of this liquidity contract.

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

We must file a report with the AMF every six months as well as at entry into force, amendment or termination of the liquidity arrangement containing the assessment of such arrangement. Such report is then posted on our website. In addition, we must also file with the AMF a monthly report containing details of all transactions relating to our shares that we may have carried out during the month.

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

Holding of Shares.  In accordance with French law concerning dematerialization of securities, the ownership rights of holders of shares are represented by book entries rather than by share certificate. According to our statuts, registered shares are entered into an account held by us or by a representative nominated by us, while shares in bearer form are placed in an account held by an accredited financial intermediary (intermédiaire financier habilité).

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

  Requirements for Holdings Exceeding Certain Percentages

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

In order to permit holders of our shares to give the notice required by law, we must monthly, in accordance with article 221-3 of the Règlement Général of the AMF, post (notably on the company website) information with respect to the total outstanding number of voting rights and shares if these have changed and provide the AMF with a written notice.

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

Compulsory Tender.  General Regulations of the AMF provide that a shareholder, acting alone, or shareholders acting in concert, as these terms are defined in article L.233-10 of the French Commercial Code, who come to own more than one-third of the voting rights or share capital of a French company listed on a regulated securities exchange in France must immediately notify the AMF, and submit a compulsory tender for all the shares of capital and all securities giving access to the share capital or voting rights of such company. The tender must be submitted on terms acceptable to the AMF. The acquisition of control of a private company, the principal asset of which is a one-third or more interest in a company listed on a regulated market in France, is treated as a direct acquisition of such interest.

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

Agreement and Plan of Merger, dated as of September 4, 2006, by and among us, Volnay Acquisition Co. I, Volnay Acquisition Co. II and Veritas DGC Inc.

On September 4, 2006, Veritas DGC Inc., a Delaware corporation, and CGG entered into a merger agreement, by and among Veritas, CGG, Volnay Acquisition Co. I, a Delaware corporation and wholly owned subsidiary of CGG, and Volnay Acquisition Co. II, a Delaware corporation and wholly owned subsidiary of CGG, under which CGG agreed to acquire all of the issued and outstanding shares of common stock, par value U.S.$0.01 per share, of Veritas. On January 12, 2007, pursuant to the terms of the merger agreement, as approved by the Boards of Directors of both Veritas and CGG and the shareholders of Veritas, Volnay Acquisition Co. I merged with and into Veritas with Veritas continuing as the surviving corporation, and immediately thereafter, Veritas merged with and into Volnay Acquisition Co. II with Volnay Acquisition Co. II continuing as the surviving corporation as a wholly owned subsidiary of CGG. Following the merger, Volnay Acquisition Co. II changed its name to CGGVeritas Services Holding (U.S.) Inc.

U.S.$1.6 billion Single Currency Term Facility Agreement, dated as of November 22, 2006, among us, certain of our subsidiaries acting as guarantors, the lenders party thereto and Credit Suisse International as Agent and Security Agent.

On January 12, 2007, we borrowed U.S.$700 million under a bridge loan facility, and the proceeds were used to:

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

On January 12, 2007, Volnay Acquisition Co. I borrowed a U.S.$1.0 billion senior secured “term loan B” and obtained a U.S.$115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to U.S.$140 million on January 26, 2007.

The proceeds of the term loan facility were used to finance a portion of the cash component of the Veritas merger consideration.

In addition, proceeds of the term loan facility may be used to repurchase up to 3,000,000 of our common shares (or the corresponding number of our ADSs).

Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of CGGVeritas Services Holding (U.S.) Inc. and our other subsidiaries.

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

Pursuant to the French Monetary and Financial Code, administrative authorization is no longer required of non-European residents prior to acquiring a controlling interest in a French company, with exceptions regarding sensitive economic areas such as defense, public health, etc. However a notice (déclaration administrative) must be filed with the French Ministry of the Economy in certain circumstances and in particular for the acquisition of an interest in us by any person not residing in France or any foreign controlled resident if such acquisition would result in (i) the acquisition of a controlling interest of more than 33.33% of our share capital or voting rights or (ii) the increase of a controlling interest in us unless such person not residing in France or group of non-French residents already controls more than 50% of our share capital or voting rights prior to such increase. In certain circumstances (depending upon such factors as the percentage and value of the acquired part of our share capital), an additional declaration, for statistical purposes shall be filled with the Banque de France.

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

Taxation of Dividends

France generally imposes a 25% withholding tax on dividends distributed in cash or in the form of shares by a French corporation (such as our company) to shareholders who are residents of the United States. However, the Treaty generally reduces the withholding tax rate to 15% on dividends paid in cash or in the form of shares to an Eligible U.S. Holder (as defined below).

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

If either of the procedures described above has not been followed before a dividend payment date or is not available to an Eligible U.S. Holder, our company or the French paying agent will withhold tax from the dividend at the above rate of 25%, and the Eligible U.S. Holder will be entitled to claim a refund of the excess withholding tax by filing a form no. 5001-EN with the Depositary or the French paying agent early enough to enable them to forward that application to the French tax authorities before December 31 of the year following the calendar year in which the related dividend was paid.

The Depositary will provide to all U.S. Holders of ADSs the applications or certificates, together with instructions, and will arrange for the filing with the French tax authorities of all applications and certificates completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time to effect the filing.

The Certificate, the form no. 5001-EN and their respective instructions are available at the trésorerie des non-résidents (10, rue du Centre, 93160 Noisy-le-Grand, France).

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

French Estate and Gift Taxes

Pursuant to “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts” dated November 24, 1978, a transfer of ADSs by gift or by reason of the death of a U.S. Holder will not be subject to French gift or inheritance tax, unless (i) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or (ii) the ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France. In such a case, the French gift or inheritance tax may be credited against the U.S. gift or inheritance tax. This tax credit is limited to the amount of the U.S. gift or inheritance tax due on the ADSs.

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

For taxable years that begin before 2011, dividends paid by us will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains, provided either we qualify for the benefits of the Treaty or the ADSs are considered to be readily tradable on the NYSE. A U.S. Holder will be eligible for this reduced rate only if it has held the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A U.S. Holder will not be able to claim the reduced rate for any year in which we are treated as a PFIC. See “Passive Foreign Investment Company Status” below.

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

Effect of French Withholding Taxes

As discussed above under “Taxation — French Taxation — Taxation of Dividends”, under French domestic law, dividends paid by us to a United States resident shareholder are subject to a 25% withholding tax. Under the Treaty, however, the rate of withholding tax applicable to Eligible U.S. Holders is reduced to a maximum of 15%. Please see “Taxation — French Taxation — Taxation of Dividends — Procedure to Obtain Treaty Benefits” for the procedure to claim the reduced rate of withholding tax under the Treaty.

An Eligible U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any French tax withheld from a dividend. Eligible U.S. Holders will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the 15% maximum rate, and with respect to which the holder can obtain a refund from the French taxing authorities. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by us generally will constitute foreign source income in the “passive income” basket. If a U.S. Holder receives a dividend from us that qualifies for the reduced rate described above under “United States Taxation — Dividends — General”, the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the ADSs for at least 16 days in the 31-day period beginning 15 days before the ex dividend date.

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

Sale or other Disposition

Upon a sale or other disposition of ADSs (other than an exchange of ADSs for ordinary shares), a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. Any gain or loss will generally be U.S. source.

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

If we were a PFIC in any taxable year during which a U.S. Holder owned ADSs and the U.S. Holder had not made a mark to market or qualified electing fund election, the U.S. Holder would generally be subject to special rules (regardless of whether we continued to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by the U.S. Holder on ADSs in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs) and (ii) any gain realized on the sale or other disposition of ADSs. Under these rules (a) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If we were a PFIC, a U.S. Holder of ADSs would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any direct or indirect subsidiaries of ours that were also PFICs. A U.S. Holder who beneficially owns an interest in a PFIC is generally required to file an annual information return on IRS Form 8621 describing the distributions received from and any gain realized upon the disposition of a beneficial interest in the PFIC. Additionally, dividends paid by us would not be eligible for the special reduced rate of tax described above under “United States Taxation — Dividends — General”. U.S. Holders should consult their tax advisers regarding the potential application of the PFIC regime.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. In accordance with the Exchange Act, we electronically file or submit reports, including annual reports on Form 20-F and interim reports on Form 6-K, and other information with the Securities and Exchange Commission. You may obtain these reports and other information by sending a written request to CGG Veritas, Tour Maine-Montparnasse, 33, avenue du Maine, BP 191, 75755 Paris cedex 15, France, Attention: Investor Relations Officer, Telephone: (33) 1 64 47 4500.

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

In addition, you can inspect material filed by CGG Veritas at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which American Depositary Shares representing shares of our common stock are listed. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the Exchange Act.

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

Interest Rate Risk

Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Our exposure to interest rate fluctuations is reduced to the extent that the main part of our financial debt at December 31, 2007 consisted of a long-term bond issues maturing in May 2015 and 2017 and bearing a fixed interest rate. However, our sources of liquidity include a Senior Facility with financial institutions charging variable interest rates. We may also use interest rate swaps to adjust interest rate exposures when appropriate based upon market conditions.

Foreign Exchange Rate Risk

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2007, 2006 and 2005, more than 80% of our operating revenues and more than two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner.

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

Credit Risk and Counter-Party Risk

We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. During 2007, our two largest clients accounted for 4.5% and 2.8% of our operating revenues, respectively. During 2006, our two largest clients accounted for 9.0% and 3.2% of our operating revenues, respectively.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of December 31, 2007:

								Fair
Carrying value	2008	2009	2010	2011	2012	Thereafter	Total	Value
				(in € million)

Debt
U.S. dollar	20.1	15.5	14.8	32.8	0.2	618.8	702.2	1,106.9
Average fixed rate	5.8%	6.4%	6.4%	5.5%	7.8%	7.9%	7.6%
U.S. dollar	16.7	16.1	15.5	12.5	9.9	562.8	633.5	633.5
Average variable rate	6.6%	6.6%	6.7%	6.8%	7.0%	7.7%	7.6%
Other currencies	—	—	—	—	—	—	—	—
Average fixed rate	—	—	—	—	—	—	—
Other currencies	0.1	—	—	—	—	—	0.1	0.1
Average variable rate	6.4%	—	—	—	—	—	6.4%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	255.9							7.8
U.S. dollars average rate/€	1.4065
Forward sales (in GBP)	15.0							0.1
GBP average rate/U.S	1.9847
Forward sales (in AUD)	9.5							0.4
AUD average rate/U.S	0.8383

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

Pursuant to section L.225-37 of the French Commercial Code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the annual general meeting of our shareholders on the preparation and organization of the meeting of our Board of Directors, on the limitations placed on the authority of the Chief Executive Officer as well as on the internal control procedures put in place by us. This report for 2007 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our disclosure committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our Group has been implemented.

(b) Management annual report on internal control over financial reporting.  We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934) for CGG Veritas.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2007, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union as of December 31, 2007.

The effectiveness of management’s internal control over financial reporting has been audited by Ernst & Young and Mazars & Guerard, our independent registered public accounting firms, as stated in their report, which is included herein.

(c) Attestation Report of Independent Registered Public Accounting Firms.

The Board of Directors and Shareholders of Compagnie Générale de Géophysique-Veritas S.A.

We have audited Compagnie Générale de Géophysique-Veritas S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compagnie Générale de Géophysique-Veritas S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Compagnie Générale de Géophysique-Veritas S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Compagnie Générale de Géophysique-Veritas S.A. and subsidiaries as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, statement of income and expense recognized directly in equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated April 16, 2008 expressed an unqualified opinion thereon.

Courbevoie and Neuilly-sur-Seine, France, April 16, 2008

Mazars & Guérard                                                        ERNST & YOUNG & Autres

/s/ Philippe Castagnac Philippe Castagnac	/s/ Philippe Diu Philippe Diu

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

Item 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,
	2007		2006
	Ernst & Young	Mazars & Guerard	Ernst & Young	Mazars & Guerard
		(in thousand of euros)

Audit Fees(a)	4,020	2,534	1,593	1,234
Audit-Related Fees(b)	278	—	1,288	345
Tax Fees(c)	101	6	142	—
All Other Fees(d)	—	—	—	—

Total	4,399	2,540	3,023	1,579

(a)	Audit fees are the aggregate fees billed by our independent auditors for the audit of the individual and consolidated annual and semi-annual financial statements and the provision of services that are normally provided by our independent auditors in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees are the aggregate fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees”. They include consultations relating to accounting principles and internal controls.

(c)	Tax fees are the aggregate fees billed by our independent auditors for services rendered by our auditors for tax compliance, tax advice, and tax planning. They include assistance when dealing with local authorities, advice regarding tax audit and litigation, expatriate taxation and tax advice relating to mergers and acquisitions.

(d)	All other fees are the aggregate fees billed by our independent auditors other than the services reported in paragraphs (a) through (c) of this item. They include training services as well as general and specific advice.

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

Item 16D:  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total number of				Maximum number
	Shares purchased as	Total number	Average		of shares that may
	part of the	of shares	price paid		yet be purchased
	programs	purchased	per share	Total amount paid	under the program
			(€)	(€)

January, 2007(a)	239,420	239,420	152.00	36,324,983.76	1,520,368.80
February, 2007(a)	162,475	162,475	156.03	25,443,566.50	1,597,313.80
March 2007(a)	151,611	151,611	150.33	22,749,398.91	2,573,706.20
April, 2007(b)	200,606	200,606	155.33	31,111,945.98	2,524,711.20
May, 2007(b)	181,408	181,408	164.22	29,904,012.78	2,543,909.20
June, 2007(b)	149,347	149,347	171.53	26,152,557.16	2,589,692.60
July, 2007(b)	117,954	117,954	189.64	22,254,309.98	2,621,085.60
August, 2007(b)	67,232	67,232	176.52	11,858,002.46	2,671,807.60
September, 2007(b)	8,437	8,437	198.69	1,655,797.04	2,734,206.70
October, 2007(b)	17,418	17,418	222.89	3,835,874.00	2,725,225.70
November, 2007(b)	150,952	150,952	200.28	30,436,249.07	2,591,691.70
December, 2007(b)	45,782	45,782	196.31	8,983,381.26	2,699,293.80
TOTAL	1,492,642	1,492,642		250,710,078.90

(a)	Shares purchased as part of the 2007 program approved by the shareholders’ meeting of May 10, 2007 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of €250 per share. This program replaced the previous program announced on May 11, 2006.

(b)	Shares purchased as part of the 2006 program approved by the shareholders’ meeting of May 11, 2006 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of €200 per share. This program replaced the previous program announced on May 12, 2005.

PART III

Item 17:  FINANCIAL STATEMENTS

Not applicable.

Item 18:  FINANCIAL STATEMENTS

The following audited financial statements of CGG Veritas and CGG and related schedules, together with the report of Ernst & Young & Autres, Barbier Frinault & Autres and Mazars & Guerard , are filed as part of this Annual Report:

Item 19:  EXHIBITS

The following instruments and documents are included as Exhibits to this Annual Report. Exhibits incorporated by reference are so indicated.

Exhibit No		Exhibit

1	.1*	English translation of our Articles of Association (statuts).
2.1		Indenture dated as of April 28, 2005 between us, certain of our subsidiaries acting as guarantors and JP Morgan Chase Manhattan Bank as Trustee, which includes the form of the 7 1/2% Senior Notes due 2015 as an exhibit thereto (Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (SEC File No. 333-126556), dated September 21, 2005, as amended, is incorporated herein by reference).
2.2		Supplemental Indenture dated as of January 12, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, as Trustee to add guarantors to the 7 1/2% Senior Notes due 2015 (Exhibit 4.1 to the Registrant’s Report on Form 6-K, dated February 2, 2007, is incorporated herein by reference)
2.3		Supplemental Indenture dated as of February 9, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, for the issuance of the additional U.S.$200 million in aggregate principal amount of the 7 1/2% Senior Notes due 2015.
2.4		Indenture dated as of February 9, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, as Trustee, which includes the form of the 7 3/4 Senior Notes due 2017 as an exhibit thereto.
4.1		2000 Stock Option Plan (Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, dated May 14, 2003, is incorporated herein by reference).
4.2		2001 Stock Option Plan (Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001, dated May 3, 2002, is incorporated herein by reference).
4.3		2002 Stock Option Plan (Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, dated May 14, 2003, is incorporated herein by reference).
4.4		2003 Stock Option Plan (Exhibit 10.1 to the Registrant’s Report on Form 6-K, dated September 3, 2003, is incorporated herein by reference).
4.5		2006 Stock Option Plan.
4.6		2007 Stock Option Plan.

Exhibit No		Exhibit

4	.7*	2008 Stock Option Plan.
4	.8*	2006 Performance Share Allocation Plan Prospectus.
4	.9*	2007 Performance Share Allocation Plan Prospectus.
4	.10*	2008 Performance Share Allocation Plan Prospectus.
4.11		Lease dated as of December 13, 1996 for our data processing center in Houston, Texas, USA (Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800) dated April 16, 1997, as amended, is incorporated herein by reference).
4.12		Time charter agreement dated as of March 1, 1996 for CGG Föhn, as amended on July 1, 1996 (Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800) dated April 16, 1997, as amended, is incorporated herein by reference).
4.13		Time charter agreement dated as of May 7, 1996 for CGG Harmattan, as amended on July 1, 1996 (Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800) dated April 16, 1997, as amended, is incorporated herein by reference).
4.14		Time charter agreement dated as of December 22, 1997 for CGG Alizé (Exhibit 10.3 to the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-11074), dated November 3, 1999, as amended, is incorporated herein by reference).
4.15		Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment (Exhibit 10.1 to the Report on Form 6-K, dated May 13, 2004, is incorporated herein by reference).
4.16		U.S.$70 million Term Credit Facility, dated March 29, 2006, by and among Exploration Investment Resources II AS, DnB NOR Bank ASA and certain banks and financial institutions (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated May 9, 2006, is incorporated herein by reference).
4.17		Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us (we have requested that the Commission grant confidential treatment for certain portions of this document).
4.18		Agreement and Plan of Merger, dated as of September 4, 2006, by and among us, Volnay Acquisition Co. I, Volnay Acquisition Co. II and Veritas DGC Inc. (Exhibit 2.1 to the Registrant’s Report on Form 6-K, dated September 6, 2006, is incorporated herein by reference).
4.19		Single Currency Term Facility Agreement, dated as of November 22, 2006, among us, certain of our subsidiaries acting as guarantors, the lenders party thereto and Credit Suisse International as Agent and Security Agent.
4.20		Credit Agreement, dated as of January 12, 2007, among Volnay Acquisition Co. I, us, certain of our subsidiaries acting as guarantors, the lenders party thereto and Credit Suisse as Administrative Agent and Collateral Agent.
4.21		Underwriting Agreement, dated February 2, 2007, among us, certain of our subsidiaries acting as guarantors, Credit Suisse Securities (Europe Limited) and the several underwriters party thereto.
4.22		Revolving Credit Agreement, dated as of February 7, 2007, among us, certain of our subsidiaries acting as guarantors, Natixis as Facility Agent, Credit Suisse as Collateral Agent and the lenders party thereto.
4.23		Support Agreement dated August 30, 1996 between Digicon Inc. and Veritas Energy Services Inc. (now known as CGGVeritas Services (Canada) Inc.) (Exhibit 10.1 of Veritas DGC Inc.’s Current Report on Form 8-K dated August 30, 1996 is incorporated herein by reference).

Exhibit No		Exhibit

4.57		Loan Agreement U.S.$45,000,000 U.S. Revolving Loan Facility, U.S.$15,000,000 Canadian Revolving Loan Facility, U.S.$15,000,000 Singapore Revolving Loan Facility, and U.S.$10,000,000 U.K. Revolving Loan Facility) dated as of February 6, 2006, among Veritas DGC Inc., as U.S. Borrower, Veritas Energy Services Inc. (now known as CGGVeritas Services (Canada) Inc.) and Veritas Energy Services Partnership (now known as CGGVeritas Services (Canada) Partnership), as Canadian Borrowers, Veritas Geophysical (Asia Pacific) Pte. Ltd., as Singapore Borrower, Veritas DGC Limited, as U.K. Borrower, Wells Fargo Bank, National Association, as U.S. Agent and Lead Arranger, HSBC Canada, as Canadian Agent, The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch, as Singapore Agent, HSBC Bank plc, as U.K. Agent, and the other lenders now or hereafter parties thereto (Exhibit 10.1 to Veritas DGC Inc.’s Form 8-K dated February 6, 2006 is incorporated herein by reference).
4.63		Employment Agreement between Veritas DGC Inc. and Timothy L. Wells dated December 27, 2006 (Exhibit 10.12 to Veritas DGC Inc.’s Form 8-K dated January 4, 2007 is incorporated herein by reference).
4.64		Draft form of Consulting Agreement entered into by Thierry Pilenko and the Registrant (Exhibit 10.13 to Veritas DGC Inc.’s Form 8-K dated January 4, 2007 is incorporated herein by reference).
8*		Our Subsidiaries
11		Code of Ethics(9)
12	.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12	.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13	.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
13	.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)

Notes:

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compagnie Generale de Geophysique-Veritas
(Registrant)

/s/ Robert Brunck	/s/ Stephane-paul Frydman

Chairman and Chief Executive Officer	Chief Financial Officer

Date: April 23, 2008

[THIS PAGE INTENTIONALLY LEFT BLANK]

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

ERNST & YOUNG & AUTRES	MAZARS & GUERARD
ERNST & YOUNG	MAZARS
41, rue Ybry	Exaltis – 61, rue Henri Regnault
92576 Neuilly-sur-Seine cedex	92400 Courbevoie

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Compagnie Générale de Géophysique — Veritas:

We have audited the accompanying consolidated balance sheets of Company Générale de Géophysique — Veritas S.A. and subsidiaries (the “Company”) as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, cash flows and statement of income and expenses recognized directly in equity for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007, 2006 and 2005, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 16, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Courbevoie and Neuilly-sur-Seine, France, April 16, 2008

Mazars & Guérard	ERNST & YOUNG & Autres

/s/ Philippe Castagnac	/s/ Philippe Diu

Philippe Castagnac	Philippe Diu

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

The consolidated financial statements were approved by the Board of Directors on February 27, 2008 and are subject to the approval of our General Shareholders Meeting expected to be held on April 29, 2008.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2007	2006	2005
		(amounts in million of euros)

ASSETS
Cash and cash equivalents	28	254.3	251.8	112.4
Trade accounts and notes receivable, net	3	601.9	301.1	297.5
Inventories and work-in-progress, net	4	240.2	188.7	139.5
Income tax assets		34.6	18.0	10.1
Other current assets, net	5	89.6	63.1	41.5
Assets held for sale	9	—	0.4	3.5

Total current assets		1,220.6	823.1	604.5

Deferred tax assets	24	81.4	43.4	31.6
Investments and other financial assets, net	7	32.0	19.2	15.3
Investments in companies under equity method	8	44.5	46.2	44.4
Property, plant and equipment, net	9	660.0	455.2	480.1
Intangible assets, net	10	680.5	127.6	136.3
Goodwill, net	11	1,928.0	267.4	252.9

Total non-current assets		3,426.4	959.0	960.6

TOTAL ASSETS		4,647.0	1,782.1	1,565.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	13	17.5	6.5	9.3
Current portion of financial debt	13	44.7	38.1	157.9
Trade accounts and notes payables		256.4	161.2	178.5
Accrued payroll costs		113.2	74.4	57.8
Income taxes payable		59.1	37.7	29.3
Advance billings to customers		51.9	45.9	19.5
Provisions — current portion	16	9.6	10.4	17.7
Other current liabilities	12	109.0	31.3	35.2

Total current liabilities		661.4	405.5	505.2

Deferred tax liabilities	24	157.7	66.5	56.9
Provisions — non-current portion	16	76.5	25.5	18.4
Financial debt	13	1,298.8	361.0	242.4
Derivative on convertible bonds	13	—	—	11.3
Other non-current liabilities	17	27.0	23.7	20.7

Total non-current liabilities		1,560.0	476.7	349.7

Common stock: 55,301,653 shares authorized and 27,450,758 shares with a €2 nominal value issued and outstanding at December 31, 2007; 17,597,888 at December 31, 2006; 17,081,680 at December 31, 2005	15	54.9	35.2	34.2
Additional paid-in capital		1,820.0	394.9	372.3
Retained earnings		538.6	320.6	291.0
Treasury shares		(3.9)	3.0	(1.1)
Net income (loss) for the period — Attributable to the Group		245.5	157.1	(7.8)
Income and expense recognized directly in equity		(5.1)	4.8	(1.4)
Cumulative translation adjustment		(248.4)	(38.6)	11.3
Total shareholders’ equity		2,401.6	877.0	698.5
Minority interests		24.0	22.9	11.7

Total shareholders’ equity and minority interests		2,425.6	899.9	710.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,647.0	1,782.1	1,565.1

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

		December 31,
	Notes	2007	2006	2005
	(in million of euros,
	except per share data)

Operating revenues	19	2,374.1	1,329.6	869.9
Other income from ordinary activities	19	1.2	1.8	1.9
Total income from ordinary activities		2,375.3	1,331.4	871.8
Cost of operations		(1,622.3)	(890.0)	(670.0)

Gross profit		753.0	441.4	201.8

Research and development expenses — net	20	(51.3)	(37.7)	(31.1)
Selling, general and administrative expenses		(231.0)	(126.4)	(91.2)
Other revenues (expenses) — net	21	18.4	11.7	(4.4)

Operating income	19	489.1	289.0	75.1

Expenses related to financial debt		(121.7)	(31.8)	(45.8)
Income provided by cash and cash equivalents		12.6	6.4	3.5
Cost of financial debt, net	22	(109.1)	(25.4)	(42.3)
Derivative and other expenses on convertible bonds	23	—	(23.0)	(11.5)
Other financial income (loss)	23	(5.2)	(8.8)	(14.5)
Income (loss) of consolidated companies before income taxes		374.8	231.8	6.8
Income taxes	24	(129.4)	(83.2)	(26.6)

Net income (loss) from consolidated companies		245.4	148.6	(19.8)

Equity in income of affiliates		4.2	10.1	13.0

Net income (loss)		249.6	158.7	(6.8)

Attributable to:
Shareholders		245.5	157.1	(7.8)
Minority interests		4.1	1.6	1.0
Weighted average number of shares outstanding	29	26,913,428	17,371,927	12,095,925
Dilutive potential shares from stock-options(1)	29	198,583	309,584	270,789
Dilutive potential shares from performance share plan	29	103,788	49,875	—
Dilutive potential shares from convertible bonds(1)	29	—	—	252,500
Dilutive weighted average number of shares outstanding adjusted when dilutive		27,215,799	17,731,386	12,095,925
Net income (loss) per share
— Basic		9.12	9.04	(0.64)
— Diluted(1)		9.02	8.86	(0.64)

(1)	Stock-options and convertible bonds have an anti-dilutive effect at December 31, 2005; as a consequence, potential shares linked to those instruments are not taken into account in the adjusted dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year
	Notes	2007	2006	2005
		(in millions of euros)

OPERATING
Net income (loss)		249.6	158.7	(6.8)
Depreciation and amortization		179.1	106.0	76.3
Multi-client surveys amortization	10	308.5	80.6	69.6
Variance on provisions		2.0	4.6	6.7
Stock based compensation expenses		20.6	7.4	0.4
Net gain (loss) on disposal of fixed assets		(0.3)	(5.3)	1.6
Share in profits of affiliates		(4.2)	(10.1)	(13.0)
Dividends received from affiliates		5.3	4.3	4.5
Other non-cash items	28	(9.2)	31.5	27.5
Net cash including net cost of financial debt and income tax		751.4	377.7	166.8
Less net cost of financial debt		109.1	25.4	42.3
Less income tax expense		129.4	83.2	26.6
Net cash excluding net cost of financial debt and income tax		989.9	486.3	235.7
Income tax paid		(144.1)	(80.4)	(31.7)
Net cash before changes in working capital		845.8	405.9	204.0
— change in trade accounts and notes receivables		(133.0)	(18.8)	(24.3)
— change in inventories and work-in-progress		(41.4)	(40.0)	(45.2)
— change in other current assets		(12.8)	(5.8)	(3.1)
— change in trade accounts and notes payable		(13.3)	5.0	38.8
— change in other current liabilities		22.5	20.1	1.0
Impact of changes in exchange rate on financial items		(20.5)	(19.0)	11.2

Net cash provided by operating activities		647.3	347.4	182.4

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9 &10	(230.5)	(149.2)	(117.1)
Investments in multi-client surveys	10	(371.4)	(61.5)	(32.0)
Proceeds from disposals of tangible & intangible assets		27.4	6.1	3.6
Total net proceeds from financial assets	28	2.8	16.8	0.9
Acquisition of investments, net of cash & cash equivalents acquired	28	(1,019.1)	(48.3)	(265.8)
Variation in loans granted		(0.2)	(0.2)	0.8
Variation in subsidies for capital expenditures		(0.1)	(0.2)	(1.3)
Variation in other non-current financial assets	28	18.0	(6.9)	(0.2)
Net cash from investing activities		(1,573.1)	(243.4)	(411.1)

FINANCING
Repayment of long-term debt		(622.8)	(131.9)	(391.7)
Total issuance of long-term debt		1,698.3	208.3	461.1
Lease repayments		(10.0)	(19.6)	(13.5)
Change in short-term loans		12.0	(2.4)	(4.1)
Financial expenses paid	28	(123.5)	(23.8)	(62.6)
Net proceeds from capital increase:
— from shareholders		9.1	12.4	207.3
— from minority interest of integrated companies		—	—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—	—
— to minority interest of integrated companies		(6.0)	(0.3)	(0.2)
Acquisition/disposal from treasury shares		(6.9)	4.1	(2.9)

Net cash provided by financing activities		950.2	46.8	193.4

Effect of exchange rates on cash		(21.9)	(11.4)	17.1

Net increase (decrease) in cash and cash equivalents		2.5	139.4	(18.2)
Cash and cash equivalents at beginning of year	28	251.8	112.4	130.6

Cash and cash equivalents at end of period	28	254.3	251.8	112.4

The accompanying notes are an integral part of the consolidated financial statements

Statement of income and expenses attributable to shareholders

	December 31,
	2007	2006	2005
	(amounts in
	million of euros)

Net income (loss) attributable to the Group	245.5	157.1	(7.8)
— Change in actuarial gains and losses on pension plan	(3.8)	(1.0)	—
— Change in fair value of available-for-sale investments	(6.9)	—	—
— Change in fair value of hedging instruments	(3.0)	6.2	(5.7)
— Change in foreign currency translation adjustment	(209.8)	(49.9)	28.5

Income recognized directly in equity for the period	22.0	112.4	15.0

Statement of income and expenses attributable to minority interests

	December 31,
	2007	2006	2005
	(amounts in
	million of euros)

Net income (loss)	4.1	1.6	1.0
— Change in foreign currency translation adjustment	(2.5)	(1.6)	1.8

Income recognized directly in equity for the period	1.6	—	2.8

See notes to consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compagnie Générale de Géophysique Veritas, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB). These consolidated financial statements are also in accordance with IFRS adopted by the European Union at December 31, 2007.

According to the general conditions of the standard IFRS 1, regarding the first adoption of IFRS, the Group elected the following options:

—	Business combinations (IFRS 3): the Company elected not to restate business combinations consummated prior to January 1, 2004;

—	Fair value used as assumed cost (IAS 16): the Company did not elect to assess its property, plant and equipment at fair value. Property, plant and equipment are recognized at amortized historical cost;

—	Actuarial gains (losses) on pension plans (IAS 19): the Company elected to recognize actuarial gains (losses) on pension plans previously unrecognized at January 1, 2004, in retained earnings;

—	Currency translation adjustments (IAS 21): the Company elected to recognize currency translation adjustments at January 1, 2004 through retained earnings.

Moreover, the Company elected for the early adoption from January 1, 2004 of the following standards:

—	Financial instruments: the Company early adopted the standards IAS 32 and IAS 39 from January 1, 2004;

—	Actuarial gains (losses) on pension plans (IAS 19): the Company elected to recognize actuarial gains (losses) on pension plans directly in retained earnings.

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

The following Standards, Amendments and Interpretations have been effective since January 1, 2007:

Amendment to IAS 1 — Presentation of financial statements: Capital disclosures
IFRS 7 — Financial instruments — Disclosures

IFRIC 7 —	Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies
IFRIC 8 — Scope of IFRS 2
IFRIC 9 — Reassessment of embedded derivatives

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

IFRIC 10 — Interim Financial Reporting and Impairment

These Standards, Amendments and Interpretations have had no significant impact on our consolidated financial statements at December 31, 2007.

At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet effective:

IFRS3 (revised) — Business Combinations
IAS 27(revised) — Consolidated and Separate Financial Statements
IAS 23 (revised) — Borrowing costs
IFRS 8 — Operating segments
IFRIC 11 — IFRS 2 — Group and Treasury Share Transactions
IFRIC 12 — Service Concessions Arrangements
IFRIC 13 — Customer Loyalty Programs
IFRIC 14 — The limit on a defined benefit asset, minimum funding requirements and their interaction

We have not opted for the early adoption of these Standards, Amendments and Interpretations and we are currently reviewing them to measure the potential impact on our consolidated financial statements. At this stage, we do not anticipate any significant impact.

  1 — Basis of consolidation

Our consolidated financial statements include the accounts of CGG Veritas and all majority-owned subsidiaries.

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

  2 — Foreign currency

The financial statements of all of our French subsidiaries are maintained in euro, with the exception of the financial statements of certain subsidiaries for which the functionnal currency is the U.S. dollar, the currency in which they primarily conduct their business.

The financial statements of all of our foreign subsidiaries are maintained in the local currency, which is the functional currency, with the exception of the financial statements of historical subsidiaries of CGG operating in Norway (including notably some subsidiaries of Exploration Resources), in Malaysia, Venezuela and historical subsidiaries of Veritas (excluding Canada). In those subsidiaries, the functional currency is the U.S. dollar, the currency in which they primarily conduct their business. Goodwill attributable to foreign subsidiaries is accounted for in the functional currency of the applicable entities.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Transactions denominated in currencies other than the functional currency of a given entity are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies other than the functional currency are re-evaluated at year-end exchange rates and any resulting unrealized exchange gains and losses are included in income.

3 — Business combinations

Business combinations after January 1, 2004 are accounted for in accordance with IFRS 3. Assets and liabilities acquired under a business combination are recognized at their fair value at the date of acquisition. The remaining difference between the fair value of assets and liabilities acquired and the consideration tendered in an acquisition is recorded as goodwill and allocated to the cash generating units.

4 — Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage of completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.

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

The Company recognizes pre-commitments as revenue when production is begun based on the physical progress of the project.

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

After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

reliably estimated. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Cost of net financial debt includes expenses related to financial debt, composed of bonds, the debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.

6 — Income taxes and deferred taxes

Income taxes includes all tax based on taxable profit.

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

     • Property, plant and equipment

Property, plant and equipment are valued at historical cost less accumulated depreciation and impairment losses. Depreciation is generally calculated over the following useful lives:

— equipments and tools	3 to 10 years
— vehicles	3 to 5 years
— seismic vessels	12 to 30 years
— buildings for industrial use	20 years
— buildings for administrative and commercial use	20 to 40 years

Starting from September 1, 2005, the date at which we acquired Exploration Resources, we harmonized the useful life of our vessels to 30 years. The impact of this change in estimate for the period through December 31, 2005 was a reduction of depreciation expenses of €0.8 million.

Depreciation expense is determined using the straight-line method.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.

In this respect, we use four amortization rates 50%, 75%, 80% or 83.3% of revenues depending on the category of the surveys. Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns.

For all category of surveys and starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level.

Multi-client surveys acquired as part of the business combination with Veritas and which have been valued for purchase price allocation purposes are amortized based on 65% of revenues and an impairment loss is recognized on a survey by survey basis in case of any indication of impairment.

Until December 1, 2006, an amortization rate of 66.6% of revenues with a minimum straight-line depreciation over a three-year period were used instead of 50% over a five-year period. The impact of this change of estimates applied from December 1, 2006 was a reduction in depreciation expenses of €1.2 million over the year ended December 31, 2006 and lower depreciation of €2.7 million over the year ended December 31, 2007.

From January 12, 2007 to October 1, 2007, we applied an amortization rate of 66.6% of revenues instead of 50% for a certain category of surveys. The impact of this change of estimates applied from October 1, 2007 is a reduction in depreciation expenses of €3.1 million for the year ended December 31, 2007.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

We calculate the cost of inventories on a weighted average price basis for our Equipment segment and on a first-in first-out basis for our Services segment.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

We record actuarial gains and losses that arise subsequent to the adoption of IAS 19 on January 1, 2004 directly in equity.

  12 — Financial debt

Financial debt is accounted for:

—	As at the date of issuance, at the fair value of the consideration received, less issuance fees and/or issuance premium;

—	subsequently, at amortized cost, corresponding to the fair value at which is initially recognized, less repayments at the nominal amount and increased or decreased for the amortization of all differences between this original fair value recognized and the amount at maturity; differences between the initial fair value recognized and the amount at maturity are amortized using the effective interest rate method.

     •  Convertible bonds

As the US$85 million 7.75% subordinated bonds due 2012 convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 were denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option was bifurcated and accounted for separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. The amount of the debt component recorded in our financial statements was discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. As a result, we bifurcated the embedded conversion option by €10.5 million at issuance as “Other non-current assets”. The discounting of the debt at issuance is accounted for as “Cost of financial debt” until the maturity of the convertible bonds. Those convertible bonds were fully converted at December 31, 2006.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate. They are presented as a reduction of the corresponding expenses in the item “Research and development expenses, net” in the income statement.

Refundable grants are presented in the balance sheet as “Other non-current liabilities”.

  17 — Earnings per share

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

NOTE 2 — ACQUISITIONS AND DIVESTITURES

  — during 2007

     •  Veritas

On September 4, 2006, CGG entered into a definitive merger agreement with Veritas DGC Inc. (“Veritas”) to acquire Veritas in a part cash, part stock transaction. The merger was completed on January 12, 2007 upon satisfaction of the closing conditions of the merger agreement. The combined company has been renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGG Veritas”, and is listed on both the Euronext Paris and the New York Stock Exchange (in ADS form). The trading symbol of the combined company’s ADS on the New York Stock Exchange is “CGV”.

At the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was US$85.50 and the per share stock consideration was 2.0097 CGG Veritas ADSs upon the election of Veritas’ shareholders. Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:

•	33,004,041 of the shares, or 81.7%, had elected to receive cash,

•	5,788,701 of the shares, or 14.3%, had elected to receive CGG ADSs; and

•	1,627,741 of the shares, or 4.0%, did not make a valid election.

Stockholders electing cash received, on average, 0.9446 CGV ADSs and US$45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGV ADSs per share of Veritas common stock. In aggregate, approximately US$1.5 billion and approximately 46.1 million shares of CGV ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of CGV’s ADS at US$40.5 on January 12, 2007, the total consideration of the merger amounted to approximately €2,7 billion (US$3.5 billion).

Total direct transaction costs related to the merger (including advisory fees and legal fees) amounted to €26.3 million (US$34.6 million) and were recognized as cost of the acquisition.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

     Purchase price allocation

The purchase price has been allocated to the net assets acquired based upon their estimated fair values as follows:

(in million of euros)

Fixed assets, net	448
Current assets / (liabilities), net	43
Cash & cash equivalents	97
Net book value of assets acquired	588
Fair Value Adjustments
Trade name (indefinite life)	23
Technology (useful life of 5 years)	31
Customer relationship (useful life of 20 years)	130
Multi-client seismic library (maximum life of 6 years)	73
Favorable contracts (weighted average remaining life of 5 years)	52
Fixed assets (weighted average remaining life of 3 years)	24
Other intangible assets	23
Contingent liabilities	(40)
Other liabilities	(24)
Deferred taxes on the above adjustments	(106)
Goodwill	1,884
Purchase Price	2,658

The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired.

     Technology, customer relationships and other intangible assets

Amortization expense related to technologies and customer relationships acquired was €12.0 million (US$16.4 million) for the year ended December 31, 2007 and is expected to be US$17.0 million per year over the useful life.

Other intangible assets relate to exploration and appraisal licenses in the U.K. North Sea that were sold in February 2007 for a net amount of US$27.5 million and an asset sold in Canada for US$2.3 million. Neither amortization expense nor gain was recognized in the year ended December 31, 2007.

     Favorable contracts and fixed assets

The fair values of Veritas’ favorable contracts correspond essentially to the difference in economic terms between Veritas’ existing vessel charters’ conditions and their market value at the date of the acquisition.

Amortization expense related to favorable contracts acquired was €11.5 million (US$15.7 million) for the year ended December 31, 2007 and is expected to be US$16.2 million per year over the remaining life.

In determining the fair value of the fixed assets, it was considered that the remaining useful life of the fixed assets acquired exceeded the estimated useful life currently being used for amortization expense. Therefore, the combined effect of the fair value adjustments and the change in estimate of the useful life of the assets resulted in a net reduction of depreciation cost of €3.3 million (US$4.5 million) for the year ended December 31, 2007.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

     Multi-client data library

After consideration of the estimated number of future years that revenues are expected to be generated from the completed surveys of the multi-client data library at the time of the transaction, CGG Veritas concluded that the remaining life of the completed surveys was a maximum of 6 years. The fair value of these surveys was determined by projecting the expected future revenues net of selling costs over the estimated remaining life of the surveys at the date of acquisition.

The US$285 million of total capitalized multi-client data costs, including a US$96 million adjustment, will be amortized pro rata the percentage of revenues generated and, in case of any indication of impairment, an impairment loss will be recognized. The net impact of the US$96 million fair value adjustment combined with the estimated remaining life of the surveys resulted in an additional amortization expense of €27.5 million (US$37.6 million) for the year ended December 31, 2007.

     Contingent liabilities and Other liabilities

Due to the merger and the change of control of Veritas, contractual obligations related to a portion of severance costs for certain Veritas employees have been recognized for an amount of US$21 million (€16 million) as well as success fees for an amount of approximately US$30 million.

  • Geomar

Geomar is a subsidiary, owned 49% by CGG Veritas and 51% by Louis Dreyfus Armateurs (“LDA”), that has owned the seismic vessel “Alizé” since March 29, 2007. On April 1, 2007, Geomar entered into a new charter agreement with LDA and LDA entered into a new charter agreement with CGG Services. Additionally, on April 10, 2007, CGG Services acquired a call right and LDA a put on the 51% stake of Geomar held by LDA. In light of the risks and benefits related to these new agreements for CGG Veritas, Geomar has been fully consolidated in our financial statements since April 1, 2007. Prior to that date, Geomar was accounted for under the equity method.

  • Cybernetix

On June 27, 2007, Sercel Holding acquired 121,125 Cybernetix shares bringing its total holding to 352,125 shares, representing voting rights for 32.01% of Cybernetix’s share capital and 26.57% of its voting rights. On November 5, 2007, Sercel Holding increased its investment for a total amount of €0.8 million, bringing its total holding to 416,147 shares, representing voting rights for 32.20% . Since June 30, 2007, Cybernetix has been accounted for under the equity method in our financial statements.

  • Offshore Hydrocarbon Mapping

On July 17, 2007, we entered into strategic joint operating agreement with Offshore Hydrocarbon Mapping plc (“OHM”) under which both companies will work together to develop the Controlled Source ElectroMagnetic imaging activities (CSEM) and on seismic and CSEM integration opportunities. On August 21, 2007, subsequent to the approval by the shareholders of OHM, we acquired 6,395,571 shares of OHM at a price of 240 GBP pence per share. On October 19, 2007, we acquired an additional 80,695 shares at a price of 240 GBP pence per share. We thus paid in total €22.9 million for 14.99% of OHM’s issued share capital.

  • Eastern Echo Holding Plc

On November 12, 2007, we acquired 30.9 million shares of Eastern Echo Holding plc (ECHO NO) for a total consideration of approximately €55 million (NOK 431 million), representing 12.67% of Eastern Echo’s issued share capital. Eastern Echo is a geophysical company specializing in acquisition of high quality 3D seismic data.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Our intent, with this minority stake, was to best position ourselves, especially Sercel, for continuing cooperation with Eastern Echo in the expanding seismic market.

On November 23, 2007, further the cash offer launched by Schlumberger BV on November 16, 2007, we tendered our shares of Eastern Echo to Schlumberger BV at price of NOK 15 per share. We therefore recognized a gain of €2.8 million.

  — during 2006

     •  TAQA

On June 24, 2006, Industrialization & Energy Services Company (TAQA), our long term Saudi 51% Partner in Arabian Geophysical and Surveying Company (“Argas”), acquired, for €16.8 million, 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East, and the company maintained a 51% interest. CGG Ardiseis, whose headquarters are located in Dubai, provides its clients with the complete range of CGG land and shallow water acquisition services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of our agreement with TAQA, CGG Ardiseis activities in the Gulf Cooperation Council countries are operated by Argas.

     •  Cybernetix

On July 10 2006, Sercel acquired a 20% interest (17% of voting rights) in the French listed company Cybernetix, a specialist in robotics, with the aim of strengthening our technical partnership with Cybernetix in offshore oil equipment, and an additional 1% by the end of the year 2006. The aggregate consideration for the transactions is €4.0 million.

     •  Vibtech

On September 28, 2006, Sercel acquired the Scottish company Vibration Technologies Limited (“Vibtech”), pioneer in the use of advanced wireless technologies for seismic recording. The Unite system, and field trials of this new generation equipment, which have attracted interest from both oil companies and seismic contractors, is a unique versatile product capable of recording and transmitting data in a stand alone or real time mode, enabling quality control while recording and is capable of handling thousands of channels. Use of new transmission technologies also reduces limitations inherent to radio frequencies. We expect that the combination of Sercel expertise in seismic recording and new skills arising from Vibtech’s development group will help expand the capabilities of the Sercel portfolio of products and integrate advanced wireless technology with its latest generation products. The cash consideration was €49.5 million (GBP 33.3 million) and our valuation of technological assets purchased of €11.6 million more (GBP 7.8 million), led us to record a goodwill of €35.6 million. The cash acquired was an amount of €1.3 million (GBP 0.9 million).

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

     •  CGG Vostok

On July 27, 2005, we funded a new fully owned company in Russia named CGG Vostok, to perform seismic services. CGG Vostok has been consolidated from the date of its creation.

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

We continued to acquire shares of Exploration Resources until we acquired 100% of the shares by the end of October 2005 for an average price excluding fees of NOK 338.27 per share: first by acquisitions on the market; then in a combined mandatory offer followed by a squeeze-out; then by mutual agreements with the management of Exploration Resources that held stock-options; eventually in a specific agreement with the minority shareholders of Multiwave Geophysical Company ASA (“Multiwave”), Exploration Resources’s subsidiary focusing on seabed acquisition, as a consequence of the merger of this entity with Exploration Seismic AS, a fully owned subsidiary of Exploration Resources.

The total cost to us of the acquisition was €303.3 million, including €8.6 million related to acquisition fees and including the price of further shares acquired in October 2005. The reassessment of Exploration Resources’ net assets, along with a seismic business economic perspective, led us to increase the book value of the vessels by €116.5 million at September 1, 2005 and to recognize the corresponding deferred tax liabilities. The vessels were valued using combined valuation methods of which, particularly, the present value of cash flows that will be generated by the vessels.

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

The reassessment of Exploration Resources’ assets resulted in a definitive goodwill of €179.9 million at December 31, 2006.

The results of Exploration Resources are included in our consolidated financial statements from September 1, 2005.

For the year ended December 31, 2005, Exploration Resources contributed €28.8 million to the consolidated operating revenues of the Group and €6.4 millions to the net consolidated income of the Group. If the business combination would have occur at the beginning of the year, the loss for the Group would have been €21.5 million, mainly due to interest expense linked to the financing of the acquisition and the operating revenues would have been €932.1 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 3 —	TRADE ACCOUNTS AND NOTES RECEIVABLE

Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31
	2007	2006	2005
	(in million of euros)

Trade accounts and notes receivable gross — current portion	409.1	207.5	240.0
Less: allowance for doubtful accounts	(6.8)	(8.3)	(6.2)

Trade accounts and notes receivables net — current portion	402.3	199.2	233.8

Trade accounts and notes receivable gross — long term portion	3.3	4.3	12.0
Less: allowance for doubtful accounts	—	—	—

Trade accounts and notes receivables net — long term portion	3.3	4.3	12.0

Recoverable costs and accrued profit, not billed	196.3	97.6	51.7

Total accounts and notes receivables	601.9	301.1	297.5

In the geophysical services segment, customers are generally large national or international oil and gas companies, which management believes reduces potential credit risk. In the geophysical equipment segment, a significant portion of sales is paid by irrevocable letters of credit.

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

The long-term receivables as of December 31, 2007 amounted to €3.3 million for the geophysical equipment segment. The long-term receivables as of December 31, 2006 amounted to €1.4 million for the geophysical services segment and to €2.9 million for the geophysical equipment segment. The long-term receivables as of December 31, 2005 amounted to €11.3 million for the geophysical services segment and to €0.7 million for the geophysical equipment segment.

As of December 31, 2007, the ageing analysis of trade receivables is as follows:

	Past due but not impaired
	No past due	< 30 days	30 - 60 days	60 - 90 days	90 - 120 days	> 120 days	Total
	(in million of euros)

Trade accounts and notes receivables — net	295.0	53.2	18.6	14.2	4.2	20.4	405.6

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

Analysis of Inventories and work-in-progress is as follows:

	December 31, 2007			December 31, 2006			December 31, 2005
		Valuation			Valuation			Valuation
	Cost	Allowance	Net	Cost	Allowance	Net	Cost	Allowance	Net
				(in million of euros)

Geophysical services
— Consumables and spares parts	38.5	(1.0)	37.5	30.3	(1.1)	29.2	23.1	(1.1)	22.0
— Work in progress	30.3	—	30.3	8.0	—	8.0	7.6	—	7.6
Geophysical equipment
— Raw materials and spare parts	67.3	(7.9)	59.4	62.6	(8.0)	54.6	45.4	(6.9)	38.5
— Work in progress	78.9	(4.1)	74.8	73.8	(4.3)	69.5	51.0	(5.7)	45.3
— Finished goods	39.9	(1.7)	38.2	30.3	(2.9)	27.4	30.1	(4.0)	26.1

Inventories and work in progress	254.9	(14.7)	240.2	205.0	(16.3)	188.7	157.2	(17.7)	139.5

The item « Work in progress » for Geophysical Services includes transit costs of seismic vessels that are deferred and recognized over the contract period according to the technical progress ratio.

The variation of inventories and work in progress is as follows:

	December 31,	December 31,	December 31,
Variation of the period	2007	2006	2005
	(in million of euros)

Balance at beginning of period	188.7	139.5	86.8
Variations	40.3	39.3	46.6
Movements in valuation allowance	1.0	0.7	(1.3)
Change in consolidation scope	18.7	3.1	1.1
Change in exchange rates	(8.7)	(4.6)	4.3
Others	0.2	10.7	2.0

Balance at end of period	240.2	188.7	139.5

The additions and deductions in valuation allowances for inventories and work-in-progress are presented in the statement of operations as “Cost of sales”.

The change in scope of consolidation in 2007 relates to the acquisition of Veritas.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 5 — OTHER CURRENT ASSETS

Detail of other current assets is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Personnel and other tax assets	24.3	15.4	16.0
Fair value of financial instruments (see note 14)	8.3	8.8	—
Other miscellaneous receivables	18.9	18.1	11.6
Supplier prepayments	12.3	10.6	3.7
Prepaid expenses(a)	25.8	10.2	10.2

Other current assets	89.6	63.1	41.5

(a)	includes principally prepaid rent, vessel charters.

NOTE 6 — ASSET VALUATION ALLOWANCE

Details of valuation allowances recorded against assets are as follows:

	December 31, 2007
		Additions/
	Balance at	Deductions		Balance
	beginning	charged in		at end
	of year	income	Others(a)	of period
		(in million of euros)

Trade accounts and notes receivables	8.3	(1.6)	0.1	6.8
Inventories and work-in-progress	16.3	(1.0)	(0.6)	14.7
Tax assets	0.8	(0.3)	0.5	1.0
Other current assets	0.7	0.2	(0.1)	0.8
Loans receivables and other investments	1.0	0.1	—	1.1

Total assets valuation allowance	27.1	(2.6)	(0.1)	24.4

(a)	includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2006
		Additions/
	Balance at	Deductions		Balance
	beginning	charged		at end
	of year	in income	Others(a)	of period
		(in million of euros)

Trade accounts and notes receivables	6.2	2.3	(0.2)	8.3
Inventories and work-in-progress	17.7	(0.7)	(0.7)	16.3
Tax assets	0.3	0.5	—	0.8
Other current assets	1.4	(0.7)	—	0.7
Loans receivables and other investments	1.3	(0.2)	(0.1)	1.0

Total assets valuation allowance	26.9	1.2	(1.0)	27.1

(a)	includes the effects of exchange rate changes and changes in the scope of consolidation.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	December 31, 2005
		Additions/
	Balance at	Deductions		Balance
	beginning	charged in		at end
	of year	income	Others(a)	of period
	(in million of euros)

Trade accounts and notes receivables	4.4	2.3	(0.5)	6.2
Inventories and work-in-progress	15.4	1.3	1.0	17.7
Tax assets	—	—	0.3	0.3
Other current assets	0.7	0.7	—	1.4
Loans receivables and other investments	2.0	(0.7)	—	1.3

Total assets valuation allowance	22.5	3.6	0.8	26.9

(a)	includes the effects of exchange rate changes and changes in the scope of consolidation.

NOTE 7 —	INVESTMENTS AND OTHER FINANCIAL ASSETS

Detail of investments and other financial assets is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Non-consolidated investments	21.1	8.9	3.7
Loans and advances(a)	0.6	6.8	7.3
Other	10.3	3.5	4.3

Total	32.0	19.2	15.3

(a)	includes loans and advances to companies accounted for under the equity method, at December 31, 2006 for €6.0 million, and at December 31, 2005 for €6.6 million.

Non-consolidated investments included in «Other financial investments» are presented as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Assets available for sale
Offshore Hydrocarbon Mapping(a)	16.4	—	—
Other investments in non-consolidated companies
Cybernetix(b)	—	4.1	—
Tronic’s Microsystems SA(c)	3.9	3.9	3.5
Other investments in non-consolidated companies	0.8	0.9	0.2

Total non-consolidated investments	21.1	8.9	3.7

(a)	The Group’s shareholding in Offshore Hydrocarbon Mapping was 14.99% at December 31, 2007. As it is listed on Alternative Investment Market (London Stock Exchange), Offhsore Hydrocarbon Mapping is recognized at the fair value based on closing share price of 185.50 GBP pence as of December 31, 2007. The change in fair value recognized in shareholders’ equity is a negative amount of €6.9 million as of December 31, 2007; we have considered that the decrease in value of OHM share price is not reflective of a durable loss in value.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)	The Group’s shareholding in Cybernetix was 21% interest and 17% of voting rights at December 31, 2006. Since June 30, 2007, Cybernetix has been accounted for under the equity method in our financial statements due to additional 112,125 shares acquired leading to 32.01% voting rights.

(c)	The Group’s shareholding in Tronic’s Microsystems S.A. was 16.07% at December 31, 2007, 15.90% at December 31, 2006 and 14.70% at December 31, 2005.

NOTE 8 —	INVESTMENTS IN COMPANIES UNDER EQUITY METHOD

The variation of “Investments in companies under equity method” is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Balance at beginning of period	46.2	43.9	30.8
Change in consolidation scope	2.1	—	—
Investments made during the year	0.9	1.0	—
Equity in income	4.2	10.1	13.0
Dividends received during the period, reduction in share capital	(5.3)	(4.3)	(4.5)
Changes in exchange rates	(3.6)	(4.5)	4.6

Balance at end of period	44.5	46.2	43.9

The change in consolidation scope in 2007 corresponds to :

—	The exit of Geomar which is fully consolidated since April 1, 2007 for €5.4 million;

—	The entrance of Cybernetix which is accounted for under equity method since June 30, 2007 for €7.5 million (see note 2).

The investments in 2007 correspond to the subscription of the capital increase in Cybernetix.

The investments in 2006 correspond to the subscription of the capital increase in VS Fusion LLC.

Investments in companies accounted for under equity method are comprised of:

	December 31,
	2007	2006	2005
	(in million of euros)

Argas	32.8	37.5	36.5
Cybernetix	8.2	—	—
Geomar	—	5.4	5.5
JV Xian Peic/Sercel Limited	2.4	2.4	2.4
VS Fusion LLC	1.1	0.9	(0.5)

Investments in companies under the equity method	44.5	46.2	43.9

Investments in companies accounted for under the equity method are presented at December 31, 2005 in the balance sheet as “Investments in companies under the equity method” for €44.4 million in assets and as “Provisions — non-current portion” by €0.5 million in liabilities.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The net contribution to equity of affiliates accounted for under the equity method is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Argas	28.5	33.2	32.2
Cybernetix	(0.3)	—	—
Geomar	—	(0.2)	(0.2)
JV Xian Peic/Sercel Limited	0.7	0.9	0.8
VS Fusion LLC	0.1	(0.3)	(0.5)

Total	29.0	33.6	32.3

The key figures relating to Argas’s financial statements are as follows:

	2007	2006	2005
	(in million of euros)

Current assets	45.7	65.5	57.5
Fixed assets	34.1	21.0	33.5
Current liabilities	6.0	3.7	3.5
Non current liabilities	3.4	4.6	8.7
Gross revenue	52.7	81.1	76.3
Operating profit	6.9	15.5	19.6
Income from continuing operations before extraordinary items and cumulative effect of change in accounting principle	10.3	17.1	20.4

Net income	10.3	17.1	20.4

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

Analysis of “Property, plant and equipment” is as follows:

	December 31
	2007			2006
		Accumulated			Accumulated		2005
	Gross	depreciation	Net	Gross	depreciation	Net	Net
			(amounts in million of euros)

Land	7.7	(0.2)	7.5	4.7	(0.2)	4.5	4.5
Buildings	83.1	(41.1)	42.0	62.2	(31.6)	30.6	30.7
Machinery & equipment	910.8	(547.9)	362.9	447.6	(263.9)	183.7	161.1
Vehicles & vessels	374.4	(148.5)	225.9	322.8	(101.4)	221.4	268.8
Other tangible assets	50.0	(36.8)	13.2	36.4	(26.9)	9.5	9.9
Assets under constructions	8.5	—	8.5	5.5	—	5.5	5.1

Total Property, plant and equipment	1,434.5	(774.5)	660.0	879.2	(424.0)	455.2	480.1

In addition, seismic equipments no longer in use and held to be sold are reclassified as “Assets held for sale” for €0.4 million at December 31, 2006, was sold for €0.4 million in January 2007.

Seismic equipment, no longer in use and held for sale, was reclassified as “Assets held for sale” for €3.5 million at December 31, 2005. The seismic equipment was sold in February 2006 for €4.6 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Property, plant and equipment are land, buildings and geophysical equipment recorded under capital leases are as follows:

	December 31
	2007			2006
		Accumulated			Accumulated		2005
	Gross	depreciation	Net	Gross	depreciation	Net	Net
			(amounts in million of euros)

Land and buildings under capital leases	—	—	—	—	—	—	5.7
Geophysical equipment and vessels under capital leases	56.1	(17.9)	38.2	72.6	(22.1)	50.5	76.2
Other tangible assets under capital leases	0.4	(0.4)	—	0.5	(0.5)	—	—

Total Property, plant and equipment under capital leases	56.5	(18.3)	38.2	73.1	(22.6)	50.5	81.9

The decrease of gross geophysical equipment and vessels under capital leases in 2007 is due to the termination of a US$13 million (€10 million) lease and impact of changes in exchange rate.

In July 2006, the time charter party agreement of our seismic vessel, the Laurentian, has been renewed with modified contractual conditions and still qualifies as a capital lease. The total lease obligation is approximately US$20.8 million (€16 million) over its three-year term. The net present value of future lease payments under the capital lease was approximately US$7.8 million (€6 million) and the remaining part of the obligation is accounted for as operating expenses over the agreement duration. The capital lease amount is depreciated over the agreement duration, maturing in September 2008.

In 2005, the time charter party agreement of the seismic vessel “Geochallenger” was qualified as a capital lease. The total lease obligation was US$36.2 million (€30.7 million) over 5 years plus a residual value amounting to NOK 230 million (€30 million). Part of this lease obligation related to operating expenses and the net present value of the future lease payments under capital lease (including the residual value) amounted to US$54.8 million (€45.6 million).

In April 2005, the time charter party agreement of the seismic vessel “Laurentian” had been renewed with modified contractual conditions. As a result, it had been qualified as a capital lease. The total lease obligation was US$27.8 million (€23.6 million) over 3 years plus a residual value amounting to US$7.3 million (€6.2 million). Part of this lease obligation related to operating expenses and the net present value of the future lease payments under capital lease (including the residual value) amounted to US$16.8 million (€14.2 million).

Depreciation of assets recorded under capital leases is determined on the same basis as owned-assets and is included in depreciation expense.

Included in assets recorded under capital leases are land and buildings of one of the Group’s French offices in Massy, which were sold under a sale and leaseback agreement in 1990, which included a purchase option that was exercised in 2006. The assets were maintained at their original cost and the buildings continue to be depreciated over their initial estimated useful lives.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The variation of the period for tangible assets is as follows :

	December 31,
	2007	2006	2005
	(in million of euros)

Balance at beginning of period	455.2	480.1	204.1
Acquisitions	214.1	133.3	107.7
Acquisitions through capital lease	—	0.1	17.4
Depreciation	(142.2)	(92.8)	(67.9)
Disposals	(7.8)	(3.6)	(6.0)
Changes in exchange rates	(64.4)	(41.1)	35.2
Change in consolidation scope	204.0	(6.5)	195.1
Reclassification of seismic equipments as “Assets held for sale”	—	(0.4)	(3.5)
Other	1.1	(13.9)	(2.0)

Balance at end of period	660.0	455.2	480.1

The change in consolidation scope in 2007 corresponds to:

•	the fair value of Veritas’ tangible assets acquired for €173.3 million;

•	the consolidation of Geomar, which is the owner of the seismic vessel Alizé for €30.7 million.

The change in consolidation scope in 2006 corresponds to the adjustment in the estimated fair value of assets acquired and liabilities assumed from the acquisition of Exploration Resources.

The change in consolidation scope in 2005 corresponds to the acquisition of Exploration Resources.

Reconciliation of acquisitions with the cash-flow statement and capital expenditures in note 19 is as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
	(in million of euros)

Acquisitions of tangible assets (excluding capital lease) — see above	214.1	133.3	107.7
Development costs capitalized — see note 20	8.2	11.9	8.1
Additions in other tangible assets (excluding non-exclusive surveys) — see note 10	3.8	4.1	2.3
Variance of fixed assets suppliers	4.4	(0.1)	(1.0)

Total purchases of tangible and intangible assets according to cash-flow statement	230.5	149.2	117.1

Acquisitions through capital lease — see above	—	0.1	17.4
Increase in multi-client surveys — see note 10	371.4	61.5	32.0
Less variance of fixed assets	(4.4)	0.1	1.0

Capital expenditures according to note 19	597.5	210.9	167.5

Repairs and maintenance expenses

Repairs and maintenance expenses included in cost of operations amounted to €68.3 million in 2007, €36.0 million in 2006 and €22.5 million in 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 10 —	INTANGIBLE ASSETS

Analysis of intangible assets is as follows:

	December 31,
	2007			2006
		Accumulated			Accumulated		2005
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in million of euros)

Multi-client surveys Marine	955.8	(660.2)	295.6	543.3	(471.5)	71.8	93.6
Multi-client surveys Land	228.9	(89.1)	139.8	—	—	—	—
Development costs capitalized	47.3	(12.8)	34.5	40.1	(8.5)	31.6	25.3
Software	41.0	(32.0)	9.0	28.8	(21.5)	7.3	6.4
Other intangible assets	239.4	(37.8)	201.6	30.1	(13.2)	16.9	11.0

Total intangible assets	1,512.4	(831.9)	680.5	642.3	(514.7)	127.6	136.3

	December 31,
Variation of the period	2007	2006	2005
	(in million of euros)

Balance at beginning of period	127.6	136.3	162.7
Increase in multi-client surveys	371.4	61.5	32.0
Development costs capitalized	8.2	11.9	8.2
Others acquisitions	3.8	4.1	2.3
Depreciation on multi-client surveys	(308.5)	(80.6)	(69.6)
Other depreciation	(36.9)	(13.2)	(8.4)
Disposals	(21.9)	—	—
Changes in exchange rates	(67.1)	(4.0)	9.0
Change in consolidation scope	584.8	11.4	—
Other	19.1	0.2	0.1

Balance at end of period	680.5	127.6	136.3

The disposals of assets relate mainly to the sale of certain of Veritas’ North Sea licenses and a Canadian asset (see note 2).

The change in scope of consolidation in 2007 relates to the fair value of Veritas’ intangible assets acquired (see note 2)

Change in consolidation scope in 2006 relates to technology acquired in Sercel Vibtech’s purchase accounting.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 11 —	GOODWILL

Analysis of goodwill is as follows:

	December 31,
Variation of the period	2007	2006	2005
	(in million of euros)

Balance at beginning of period	267.4	252.9	62.5
Additions	1,883.6	35.6	177.1
Adjustments	—	2.9	—
Changes in exchange rates	(223.0)	(24.0)	13.3
Other	—	—	—

Balance at end of period	1,928.0	267.4	252.9

The additions to goodwill in 2007, correspond to the goodwill arising on the acquistion of Veritas for €1,883.6 million (US$2,480.7 million) (see note 2).

The additions to goodwill in 2006, corresponded to the goodwill arising on the acquisition of Vibtech (renamed Sercel Vibtech) for €35.6 million (GBP 24.4 million). The goodwill arising on the acquisition of Exploration Resources was adjusted for €2.9 million, according to the adjustment of the fair value of Exploration Resources’ acquired assets and assumed liabilities, and is presented as “Goodwill adjustments”. The final goodwill of Exploration Resources amounted to €179.9 million.

The additions to goodwill in 2005, corresponded to the preliminary US$216 million goodwill of the acquisition of Exploration Resources ; this goodwill was initially allocated, based on business plans, to the cash generated units Marine activity and Processing activity for US$183.6 million and US$32.4 million respectively.

The result of the different impairment tests performed as of December 31, 2007, 2006 and 2005 is that no impairment charge was recorded in any year.

Key assumptions used in value in the determination of value in use

In 2007, impairment tests were performed for the following cash generating units:

—	the Equipment segment level: test of the net book value of the goodwill

—	the Marine business line: test of the goodwill, multi-client library net book value and tangible assets net book value corresponding mainly to the Veritas and Exploration Resources purchase accounting in 2007 and 2005;

—	the Processing & Imaging business line: test of the goodwill and the net book value of tangible and intangible assets resulting from the Veritas and Exploration Resources purchase accounting in 2007 and 2005;

—	the Land business line level: test of the goodwill and the net book value of tangible and intangible assets resulting from the Veritas and Exploration Resources purchase accounting in 2007 and 2005.

For the tests performed on the Equipment segment, the Land business line, the Offshore business line and the Processing & Imaging business line, the recoverable value was determined based on discounted expected cash-flows with the following parameters:

•	forecasted cash-flows estimated in the 5-year business plans deemed on the basis of the average medium term exchange rate €1 equals U.S.$1.35; and

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	discount ratios corresponding to the respective sector weighted average cost of capital (WACC):

— 9.3% for the Equipment segment (corresponding to a pre-tax rate of 14.38%);

— 8.6% for the Marine business line (corresponding to a pre-tax rate of 11.71%); and

— 8.8% for the Processing & Imaging business line (corresponding to a pre-tax rate of 11.12%)

— 8.7% for the Land business line (corresponding to a pre-tax rate of 11.15%).

Sensitivity to changes in assumptions

		Excess of the
		expected future
		discounted	Sensitivity on
		cash-flows over	discount rate
		the net book	Reduction of	Increase of
	Goodwill	value of assets	one point	one point
	(in million of euros)

Equipment segment	80	1,780	+ 251	(201)
Marine	1,267	767	+ 556	(410)
Processing & Imaging	315	141	+ 107	(79)
Land	272	201	+ 144	(108)

NOTE 12 —	OTHER CURRENT LIABILITIES

The analysis of other current liabilities is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Value added tax and other taxes payable	25.9	15.7	12.9
Deferred income	63.5	7.0	10.6
Fair value of financial instruments (see note 14)	1.1	0.6	4.7
Other liabilities	18.5	8.0	7.0

Other current liabilities	109.0	31.3	35.2

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 13 — FINANCIAL DEBT

Analysis of financial debt by type is as follows:

	December 31
	2007			2006
		Non-			Non-		2005
	Current	current	Total	Current	current	Total	Total
	(amounts in million of euros)

Outstanding bonds	—	606.6	606.6	—	245.5	245.5	146.3
Bank loans	28.4	657.4	685.8	26.2	69.0	95.2	164.7
Capital lease debt	8.5	34.8	43.3	9.0	46.5	55.5	87.4

Sub-total	36.9	1,298.8	1,335.7	35.2	361.0	396.2	398.4

Bank overdrafts	17.5		17.5	6.5		6.5	9.3
Accrued interest	7.8		7.8	2.9		2.9	1.9

Total	62.2		1,361.0	44.6		405.6	409.6

Analysis of financial debt by currency is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Euro	—	1.5	11.8
U.S. dollar	1,335.6	394.6	385.6
Other currencies	0.1	0.1	1.0

Total	1,335.7	396.2	398.4

Analysis of financial debt by interest rate is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Variable rates (average effective rate December 31, 2007: 7.62%, 2006: 6.34%, 2005: 7.60%)	633.5	85.3	156.6
Fixed rates (average effective rate December 31, 2007: 7.65%, 2006: 7.30%, 2005: 7.06%)	702.2	310.9	241.8

Total	1,335.7	396.2	398.4

Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 11.5%, 9.40% and 7.81% at December 31, 2007, 2006 and 2005 respectively.

The impact of hedging instruments has not been considered in the above two tables.

Outstanding Bonds

High Yield bonds — Additional notes (7 3/4% Senior Notes, maturity 2017)

On February 9, 2007, we issued US$400 million of 7 3/4% Senior Notes due 2017. These notes were guaranteed on a senior basis by certain of our subsidiaries. The notes are listed on the Euro MTF market of the Luxembourg

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Stock Exchange. We used the net proceeds from the notes to repay one part of US$700 million outstanding under the bridge loan facility used to finance Veritas acquisition.

Those bonds include some covenants, specifically on additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.

In addition, the ratio of EBITDAS to gross interest expenses has to be equals or greater than 3.

All those covenants were complied with at December 31, 2007.

High Yield bonds — Additional notes (7 1/2% Senior Notes, maturity 2015)

On February 9, 2007, we issued an additional US$200 million in aggregate principal amount of 7 1/2% senior notes due 2015. These notes were guaranteed on a senior basis by certain of our subsidiaries. The notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. We used the net proceeds from the notes to repay one part of US$700 million outstanding under the bridge loan facility used to finance Veritas acquisition.

Those bonds include some covenants, specifically on additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.

In addition, the ratio of EBITDAS to gross interest expenses has to be equal to or greater than 3.

All those covenants were complied with at December 31, 2007.

High Yield bonds — Additional notes (7 1/2% Senior Notes, maturity 2015)

On February 3, 2006, we issued an additional US$165 million principal amount of our dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 in a private placement with certain eligible investors. The notes were issued at a price of 103 1/4% of their principal amount, resulting in a Yield-to-Worst of 6.9%. The net proceeds from the notes were used on February 10, 2006 to repay the US$140.3 million remaining outstanding under our US$375 million bridge credit facility used to finance the acquisition of Exploration Resources. On August 17, 2006, US$164 million in principal amount of these notes were exchanged for identical notes registered with the SEC.

Those bonds include some covenants, specifically on additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.

In addition, the ratio of EBITDAS to gross interest expenses has to be equal to or greater than 3.

All those covenants were complied with at December 31, 2007. They were also complied with at December 31, 2006.

High Yield bonds (7 1/2% Senior Notes, maturity 2015)

On April 28, 2005, we issued US$165 million of 7 1/2% Senior Notes due 2015. The net proceeds were used to redeem and pay accrued interest on all US$150 million outstanding aggregate principal of our existing 10 5/8% Senior Notes due 2007, on May 31, 2005 (see above).

Those bonds include some covenants, specifically on additional indebtedness subscriptions, pledge arrangements, sale and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.

In addition, the ratio of EBITDAS to gross interest expenses has to be equal to or greater than 3.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

All those covenants were complied with at December 31, 2007. They were also complied with at December 31, 2006 and at December 31, 2005.

High Yield bonds (10 5/8% Senior Notes, maturity 2007)

On November 17, 2000, the Company issued US$170 million aggregate principal amount of 10 5/8% Senior Notes due 2007 in the international capital markets. The net proceeds (approximately US$164.9 million) was used to repay a portion of outstanding indebtedness under the existing syndicated credit facility and to fund the cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker (US$25 million). A standard covenant package is attached to the bond, with a main incurrence test of coverage of interest expense by cash flow from operations. The Group was in compliance with the bond covenants on the date of issue, and at December 31, 2004.

On February 5, 2002, the Company issued in addition to the bonds issued on November 2000, bonds for a total principal amount of US$55 million, with a maturity date in 2007 and with an annual fixed rate of 10 5/8%.

On January 26, 2005, in accordance with Board of Directors’ decision of December 8, 2004, the Company partially redeemed its 10 5/8% Senior Notes, up to a principal amount of US$75 million. According to the indenture governing those notes, a premium representing 5.3125% of the total redemption amount, (US$4.0 million) plus accrued interest were paid. The total cost of such redemption for the Company was therefore US$79 million plus accrued interest of US$1.3 million.

On May 31, 2005, the Company became liable for the remaining US$150 million of 10 5/8% Senior Notes due 2007. According to the indenture governing those notes, a premium representing 5.3125% of the total redemption amount, (US$8.0 million) was due. The premium and the write-off of the remaining deferred issuance cost linked to this redemption as well as the overlapped interests on the month of May 2005 amounted to €9.4 million and were recognized in the income statement as “Cost of financial debt” for the year ended December 31, 2005.

Convertible bonds (7.75%, due 2012)

On November 4, 2004 the Company issued 14,000 subordinated bonds in favor of Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and CGG Executive Invesco, LLC, with maturity of 2012, in a total nominal amount of US$84,980,000, convertible into new ordinary shares or redeemable in new shares and/or existing shares and/or in cash (the “Bonds”), at an interest rate of 7.75%.

The terms of the convertible bonds were amended as approved by the General Meeting of bondholders held on November 2, 2005, and approved by a General Meeting of CGG shareholders held on November 16, 2005. The early conversion period was open from November 17 to November 18 2005, inclusive. At the conclusion of the conversion period, 11,475 convertible bonds due 2012 were converted, leading to the issuance of 1,147,500 new shares. Therefater 2,525 convertible bonds remained outstanding representing a nominal value of US$15.3 million. The Group paid a total premium of US$10.4 million (€8.9 million) to the bondholders who converted its bonds. This premium has been recognized as a charge under the line item “Other financial income (loss)” in the income statement for the year ended December 31, 2005. In addition, the write-off of the deferred issuance costs linked to this redemption amounted to €3.7 million and has been recognized as a charge under the line item “Other financial income (loss)” in the income statement for the year ended December 31, 2005 (see note 23).

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

This resulted in aggregate expense of €11.5 million and €23.5 million in the year ended December 31, 2005 and December 31, 2004 respctively, accounted for as “Variance on derivative on convertible bonds” in the income statement (see note 23).

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

Approximately US$70 million of our US$85 million 7.75% convertible bonds due 2012 were converted in November 2005. A general meeting of bondholders, held on April 5, 2006, and a general meeting of CGG shareholders, held on May 11, 2006, approved a change to the terms and conditions of the remaining convertible bonds to grant bondholders a right to receive a cash payment upon immediate conversion of the bonds. The early conversion period was open on May 12, 2006 only. At the conclusion of the conversion period, all the remaining 2,525 convertible bonds were converted, leading us to issue of 274,914 new shares of CGG and pay a total premium of US$2.1 million (€1.6 million) to the converting bondholders. This premium has been recognized as an expense under the line item “Derivative and other expenses on convertible bonds” in our income statement for the twelve months period ended December 31, 2006. In addition, we wrote-off the deferred issuance costs attached to the remaining 2,525 convertible bonds in connection with the early conversion, corresponding to a €0.7 million expense under the line item “Derivative and other expenses on convertible bonds” in our income statement for the twelve months ended December 31, 2006 (see note 23).

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

component upon the conversion in shares for an amount of €1.6 million. The corresponding income was accounted under the line item “Derivative and other expenses on convertible bonds”.

Bank loans

At December 31, 2007, €664.0 million of bank loans were secured by tangible assets and receivables.

At December 31, 2007, the Group had €11.5 million available in unused short-term credit lines and overdraft facilities and €225.8 million in unused long-term credit lines.

U.S.$1,600 million Bridge Loan

On November 22, 2006, the Group entered into a US$1.6 billion senior secured bridge loan facility agreement with Credit Suisse International, as agent and security agent, and the lenders party thereto. On January 12, 2007, the Group borrowed US$700 million under the bridge loan facility, and the proceeds were used to:

•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.

Upon such borrowing and the concurrent funding of the US$1.0 billion term loan facility described above, the unused commitments of US$900 million were terminated.

We used the net proceeds of our February 2007 senior notes offering described above, together with cash on hand, to repay in full the bridge loan facility.

U.S.$1,140 million Senior Facilities

On January 12, 2007, the Group entered into a US$1.140 billion senior secured credit agreement with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto, pursuant to which credit agreement the Group borrowed a US$1.0 billion senior secured “term loan B” and obtained a US$140 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). On June 29, 2007 we repaid US$100 million of the Term Loan B early.

The proceeds of the term loan facility were used to:

•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.

Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of the borrower and other subsidiaries.

The obligations of CGGVeritas Services Holding (US) under the senior facilities are guaranteed by CGG Veritas and certain subsidiaries including the former Veritas group subsidiaries. Shares of CGGVeritas Services Holding (US) and of certain of its first-tier subsidiaries are pledged as well as those of other first-tier subsidiaries of CGG Veritas. In addition, certain guarantors have provided first-priority security interests in certain of their respective tangible and intangible assets, including (without limitation) certain vessels, real property, mineral rights, deposit accounts and intellectual property. In the case of certain of subsidiaries (most notably CGGVeritas Services Holding (US) and certain U.S. and Canadian subsidiaries), the collateral may comprise substantially all of their respective assets.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The interest rate applicable to the term loan facility is LIBOR + 200 bps. The interest rate applicable to the U.S. revolving facility of U.S.$140 million is LIBOR + 225 bps.

Pursuant to this agreement, the group is required to adhere to certain financial covenants including maximum ratio of total net debt to EBITDAS, and minimum ratio of EBITDAS less capital expenditures to total interest costs. Besides, the group is subject to affirmative and negative covenants that affect its ability, among other things, to borrow money, incur liens, dispose of assets and acquisitions and pay dividends or redeem shares.

U.S.$375 million Bridge Loan (used credit line and presented as bank loans — current portion)

On September 1, 2005, we entered into a single currency US$375 million term credit facility, which was amended on September 30, 2005, with Crédit Suisse, Paris Branch and BNP Paribas as arrangers, with a maturity date at September 1st, 2006 with the option (upon our request and upon approval of a majority of the lenders) to extend it for a further six months. The use of proceeds for this credit facility was to fund our initial purchase of approximately 60% of Exploration Resources shares, our continuing purchases of Exploration Resources shares, our mandatory offer for the purchase of the remaining Exploration Resources shares and the “squeeze out” of remaining shareholders.

The credit facility bears interest at a graduated rate beginning with a base margin, depending on the credit rating assigned by either Moody’s or Standard & Poor’s to our outstanding U.S.$165 million 7 1/2% senior notes due 2015 (4.25% at BB — /Ba3 or higher, 5.25% at B+/B1, 5.75% at B/B2 and 6.25% at B — /B3 or lower), over US$ LIBOR until March 1t, 2006, plus 0.50% from March 1, 2006 until June 1, 2006, plus 1.00% from June 1, 2006 until September 1st, 2006 plus 2.00% from September 1, 2006 until the repayment. The interest expense represents €10.4 million for the year ended December 31, 2005.

In order to comply with the conditions of the acquisitions of Exploration Resources shares noted above, we obtained waivers from the lenders under our US$60 million syndicated credit facility dated March 12, 2004 of the negative pledge and any other relevant provisions hereunder, as well as amendments to the financial covenants (see below).

As a consequence of the capital increase dated December 16, 2005, we repaid, on December 23, 2005, US$234.7 million of the US$375 million which had been drawn on this credit facility. The unamortized portion of the deferred expenditures linked to this redemption amounted to €3.8 million and were recognized in the income statement as “Cost of financial debt” at December 31, 2005. At December 31, 2005, we have drawn down US$140.3 million (€118.9 million), which was effectively repaid on February 10, 2006. The net proceeds from the notes issued on February 3, 2006 were used on February 10, 2006 to repay the US$140.3 million which remained outstanding under our US$375 million bridge credit facility used to finance the acquisition of Exploration Resources. We agreed to maintain some provisions under the bridge loan agreement: those were respected at December 31, 2005 and were invalid and void from February 10, 2006. The corresponding interest expense amounted to €2.0 million in 2006.

  Additional asset financing agreement

On March 13, 2006, CGG Marine Resources Norge AS concluded an asset financing agreement for US$26.5 million with a bank. The purpose of this agreement was to finance the acquisition of newly-developed “Sentinel” streamers for the vessel Symphony. This financing agreement is guaranteed by a pledge on the streamers. At December 31, 2006, this facility was fully drawn.

Additional credit facility

On March 29, 2006, Exploration Resources concluded a credit facility of US$70 million. The proceeds from this credit facility were used to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

seismic vessel and seismic equipment for the vessels C-Orion and Geo-Challenger. At December 31, 2006, this facility was fully drawn.

U.S.$25 million Secured Term Loan Facility

On April 30, 2007, Geomar concluded a credit facility of US$25 million. The proceeds from this credit facility were used to refinance the seismic vessel Alizé. At December 31, 2007, this facility was fully drawn.

U.S.$200 million Revolving Credit Agreement

On February 7, 2007, CGG Veritas entered into a US$200 million revolving credit agreement with Natixis as administrative agent and Crédit Suisse as collateral agent. The proceeds of this revolving credit agreement may be used for the general corporate purposes of the borrower. At December 31, 2007, this facility was undrawn.

NOTE 14 —	FINANCIAL INSTRUMENTS

Because we operate internationally, we are exposed to general risks linked to operating abroad. Our major market risk exposures are changing interest rates and currency fluctuations. We do not enter into or trade financial instruments including derivative financial instruments for speculative purposes.

Foreign currency risk management

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2007, 2006 and 2005, more than 80% of our operating revenues were denominated in U.S. dollar while in the same time the part of our operating expenses denominated in currencies other than euros grew to approximately three-quarters. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner.

  Foreign currency sensivity analysis

The reporting currency for the Group’s consolidated financial statements is the euro. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar. A depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar denominated earnings that are converted to euros are stated at a decreased value. Based upon the level of operations we reached in year 2007, and given the current portfolio of currencies, a 10 cents variance of the U.S. dollar against the euro would impact by approximately 40 million dollars our dollar equivalent-value results of operations.

To mitigate the exposure, we attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros. In order to improve the balance of our net position of receivables and payables denominated in foreign currencies, we maintain our financing in U.S. dollars.

  Foreign forward exchange contracts

In order to protect the Group against the reduction in the value of future foreign currency cash flows we follow a policy of selling U.S. dollars forward at average contract maturity dates that the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

contracts denominated in British pounds. This foreign currency risk management strategy has enabled us to reduce, but not eliminate, the positive or negative effects of exchange movements with respect to these currencies.

Details of forward exchange contracts are as follows:

	December 31,
	2007	2006	2005

Forward sales of U.S. dollars against euros
Notional amount (in million of US$)	255.9	305.9	183.6
— of which forward sales qualifying as cash-flow hedges	255.9	305.9	183.6
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	70 days	94 days	91 days
Weighted average forward US$/Euro exchange rate	1.4065	1.2619	1.2048
Forward sales of U.S. dollars against British pounds
Notional amount (in million of US$)	15.0	21.9	6.5
— of which forward sales qualifying as cash-flow hedges	15.0	21.9	6.5
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	26 days	123 days	90 days
Weighted average forward U.S.$/£ exchange rate	1.9847	1.8956	1.8871
Forward sales of U.S. dollars against Australian dollars
Notional amount (in million of US$)	9.5	—	—
— of which forward sales qualifying as cash-flow hedges	9.5	—	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	229 days	—	—
Weighted average forward U.S.$/AUD$ exchange rate	0.8383	—	—

Effects of forward exchange contracts on financial statements are as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Carrying value of forward exchange contracts (see notes 5 and 12)	8.3	8.8	(4.7)
Fair value of forward exchange contracts	8.3	8.8	(4.7)
Gains (losses) recognized in profit and loss (see note 21)	18.7	8.9	(2.9)
Gains (losses) recognized directly in equity	(4.6)	8.7	(5.6)

Moreover, we apply a net investment hedge for a total amount of US$85 million on the goodwill of Sercel Inc. and two seismic vessels acquired in 2002, hedged by our long-term financing in U.S. dollars (high-yield bond — see note 13).

Interest rate risk management

Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Our exposure to interest rate fluctuations is reduced to the extent that part of our financial debt at December 31, 2007 consists of bond issues maturing in November 2015 and 2017 and bearing a fixed interest rate. However, our sources of liquidity include a Senior “Term Loan B” credit with financial institutions charging variable interest rates. We may also use interest rate swaps to adjust interest rate exposures when appropriate based upon market conditions.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

  Interest rate sensivity analysis

Our sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. In particular, the Senior Facilities are subject to interest based on U.S. dollar LIBOR. As a result, our interest expenses could increase significantly if short-term interest rates increase. Each 50 basis point increase in the LIBOR will increase our interest expense by approximately $5 million per year.

  Interest rate swap contracts

There are two outstanding agreement at December 31, 2007.

•	One interest rate swap agreement subscribed by Exploration Resources on a variable rate loan in U.S. dollars to pay the interest at fixed rate of 6.77% and to receive interest at the variable rate of the loan, on the nominal amount of US$49 millions at December 31, 2007. The maturity date of this agreement is June 30, 2011.

•	One interest rate swap agreement subscribed by CGG Marine Resources Norge on a variable rate loan in U.S. dollars to pay the interest at fixed rate of 6.03% and to receive interest at the variable rate of the loan, on the nominal amount of US$12.2 millions December 31, 2007. The maturity date of this agreement is September 30, 2010.

Effects of interest rate swap on financial statements are as follows:

	At December 31,
	2007	2006	2005
	(in million of euros)

Carrying value of interest rate swaps (see note 12)	(1.1)	(0.6)	—
Fair value of interest rate swaps	(1.1)	(0.6)	—
Gains (losses) recognized in profit and loss	(0.5)	(0.6)	—
Gains (losses) recognized directly in equity	—	—	—

  Interest rate cap contracts

There is no interest rate cap agreement as at December 31,2007.

Credit risk management

We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. In 2007, the Group’s two most significant customers accounted for 4.5% and 2.8% of the Group’s consolidated revenues compared with 9.0% and 3.2% in 2006 and 9.8% and 4.4% in 2005.

Liquidity risk management

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as, most recently, Exploration Resources and Veritas).

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations, available cash and short-term investments, together with borrowings available under the U.S. revolving facility and the French revolving facility, will be adequate to meet our future liquidity needs for the next 12 months.

See table note 18

Financial instruments by categories in the Balance sheet

The impact and the breakdown of the Group’s financial instruments in the balance sheet at December 31, 2007 are as follows:

	December 31, 2007
						Debts at
	Carrying	Fair	Fair value in	Available-for-sale	Loans,	amortized
	Amount	Value	income statement	assets	receivables	cost	Derivatives
	(in million of euros)

Non-consolidated investements	21.1	21.1		21.1
Financial and non-current assets	10.9	10.9			10.9
Notes receivables	601.9	601.9			601.9
Financial and current assets	8.3	8.3					8.3
Cash equivalents	85.0	85.0	85.0
Cash	169.3	169.3	169.3
Total assets	896.5	896.5	254.3	21.1	612.8	—	8.3
Financial and non-current liabilities	1.2	1.2			1.2
Financial debts(a)	1,361.0	1,765.7				1,361.0
Notes payables	256.4	256.4				256.4
Financial and current liabilities	1.1	1.1					1.1
Total liabilities	1,619.7	2,024.4	—	—	1.2	1,617.4	1.1

(a)	Financial debts include long term debt, bank overdraft facilities and acrrued interest (see note 13)

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Fair value information

The carrying amounts and fair values of the Group’s financial instruments are as follows:

	2007		2006		2005
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
	(in million of euros)

Cash and cash equivalents	254.3	254.3	251.8	251.8	112.4	112.4
Bank overdraft facilities	17.5	17.5	6.5	6.5	9.3	9.3
Bank loans, vendor equipment financing and shareholder loans:
Variable rate	633.5	633.5	85.3	85.3	156.6	156.6
Fixed rate	702.2	1,106.9	310.9	369.2	241.8	244.0
Forward currency exchange contracts	8.3	8.3	8.7	8.7	(4.7)	(4.7)
Interest rate swaps	(1.1)	—	(0.6)	—	—	—

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

The Company’s share capital at December 31, 2007 consisted of 27,450,758 shares, each with a nominal value of €2.

Rights and privileges related to ordinary shares

Ordinary shares give right to dividend. Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution amounted to €1,824 million at December 31, 2007.

Ordinary shares registered held for more than two years give a double voting right.

Issued Shares

In 2007, CGG Veritas S.A. issued 9,852,870 fully paid shares related to the following operations:

—	231,425 fully paid shares related to stock options exercised;

—	9,215,845 ordinary shares (out of which 4,202 shares were subsequently cancelled since they had been issued in excess of merger consideration) that were deposited with the Bank of New York trust as ADS depository, which issued 46,079,225 ADSs to be delivered as merger consideration to former holders of Veritas stock;

—	108,723 ordinary shares that were deposited with the Bank of New York as ADS depository, which issued 543,614 ADSs to a holder of U.S.$6.5 million in principal amount of Veritas’ convertible senior notes;

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

—	301,079 ordinary shares that were deposited with the Bank of New York as ADS depository, which issued 1,505,393 ADSs to a holder of U.S.$18 million in principal amount of Vertias’ convertible senior notes.

Consolidated statements of changes in shareholders’ equity

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly in	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	equity	adjustment	equity	interest	interest
	(amounts in million of euros, except share data)

Balance at Januray 1, 2005	11,682,218	23.4	173.4	208.1	1.8	3.7	(17.2)	393.2	9.1	402.3
Capital increase	4,251,962	8.5	199.1					207.6		207.6
Conversion of convertible bonds	1,147,500	2.3	54.0	28.9				85.2		85.2
Net loss				(7.8)				(7.8)	1.0	(6.8)
Cost of share-based payment				0.4				0.4	(0.2)	0.2
Operations on treasury shares					(2.9)			(2.9)		(2.9)
Financial instruments: change in fair value and transfer to income statement(1)						(5.7)		(5.7)		(5.7)
Foreign currency translation: change in fair value and transfer to income statement(2)							28.5	28.5	1.8	30.3

Income and expense recognized directly in equity(1)+(2)						(5.7)	28.5	22.8	1.8	24.6
Others(a)			(54.2)	53.6		0.6		—		—

Balance at December 31, 2005	17,081,680	34.2	372.3	283.2	(1.1)	(1.4)	11.3	698.5	11.7	710.2
Capital increase	241,294	0.5	11.9					12.4		12.4
Conversion of convertible bonds	274,914	0.5	10.7	31.0				42.2		42.2
Net income				157.1				157.1	1.6	158.7
Cost of share-based payment				7.4				7.4	(0.3)	7.1
Operations on treasury shares					4.1			4.1		4.1
Actuarial gains and losses of pension plans(1)(c)				(1.0)				(1.0)		(1.0)
Financial instruments: change in fair value and transfer to income statement(2)(c)						6.2		6.2		6.2
Foreign currency translation: change in fair value and transfer to income statement(3)(c)							(49.9)	(49.9)	(1.6)	(51.5)

Income and expense recognized directly in equity(1) +(2) +(3)				(1.0)		6.2	(49.9)	(44.7)	(1.6)	(46.3)
Changes in consolidation scope								—	11.5	11.5

Balance at December 31, 2006	17,597,888	35.2	394.9	477.7	3.0 (b)	4.8	(38.6)	877.0	22.9	899.9
Capital increase	9,852,870	19.7	1,425.1	44.1				1,488.9		1,488.9
Net income				245.5				245.5	4.1	249.6
Cost of share-based payment				20.6				20.6		20.6
Operations on treasury shares					(6.9)			(6.9)		(6.9)
Actuarial gains and losses of pension plans(1)(c)				(3.8)				(3.8)		(3.8)
Financial instruments: change in fair value and transfer to income statement(2)(c)						(9.9)		(9.9)		(9.9)
Foreign currency translation: change in fair value and transfer to income statement(3)(c)							(209.8)	(209.8)	(2.5)	(212.3)

Income and expense recognized directly in equity(1) +(2) +(3)				(3.8)		(9.9)	(209.8)	(223.5)	(2.5)	(226.0)
Changes in consolidation scope									(0.5)	(0.5)
Balance at December 31, 2007	27,450,758	54.9	1,820.0	784.1	(3.9)	(5.1)	(248.4)	2,401.6	24.0	2,425.6

(a)	transfer of additional paid-in-capital to retained earnings.

(b)	at December 31, 2006, CGG Veritas did not hold any own shares through the liquidity contract.

(c)	net of deferred tax.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

Options granted under the March 2007 option plan, which expires eight years from the date of grant, are vested by one third each year from March 2007 and, once vested, can be exercised at anytime. For the French tax residents, the shares resulting from the exercise of those options may not be sold before March 24, 2011. Out of the 261,750 options granted in March 2007, 135,000 were granted to the executive officers.

The exercise price of each option is the average market value of the share during the twenty-day period ending the day before the date the option is allocated.

Information related to options outstanding at December 31, 2007 is summarized below:

		Options
		outstanding at	Exercise price		Remaining
Date of Board of Directors’ Resolution	Options granted	Dec. 31, 2007	per share (€)	Expiration date	duration

January 18, 2000	231.000	7.231	45.83	January 17, 2008	0.5 months
March 14, 2001	256.000	74.800	65.39	March 13, 2009	14.5 months
May 15, 2002	138.100	53.310	39.92	May 14, 2010	28.5 months
May 15, 2003	169.900	80.246	14.53	May 14, 2011	40.5 months
May 11, 2006	202.500	195.163	131.26	May 10, 2014	76.5 months
March 23, 2007	261.750	250.450	151.98	March 23, 2015	86.5 months

Total	1.259.250	661.200

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

A summary of the Company’s stock option activity, and related information for the years ended December 31 follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
	(weighted average exercise price in euro)

Outstanding-beginning of year	650.797	67.96€	691.939	43.63€	809.050	48.95€
Granted	261.750	151.98€	202.500	131.26€	—	—
Adjustments following the capital increase	—	—	—	—	57.917	43.49€
Exercised	(231.425)	39.45€	(241.294)	51.50€	(152.834)	53.86€
Forfeited	(19.922)	134.69€	(2.348)	48.36€	(22.194)	55.61€

Outstanding-end of year	661.200	109.19€	650.797	67.96€	691.939	43.63€
Exercisable-end of year	215.587	39.50€	379.307	42.21€	376.631	58.89€

The average price of CGG Veritas share was €180.98 in 2007, €128.00 in 2006 and €71.71 in 2005.

Performance shares

The General Shareholders’ Meeting dated May, 11, 2006 authorized the Board of Directors to implement a plan of allocation of performance shares. The maximum number of performance shares that may be allocated is 53,200 shares, out of which, 13,100 may be allocated to the executive managers of the Group.

Performance shares are allocated according to the following plan:

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

     — Other conditions of allocations — Performance conditions

The Board of Directors also defined two general performance conditions of the Group based on:

•	the Group average consolidated net income per share over the year ended December 31, 2006 and 2007.

•	the average yearly return before tax on capital employed over the year ended December 31, 2006 and 2007 of either the Group, the Services segment, or the Equipment segment, according to which segment the beneficiary belongs to.

Performance conditions were met for the years ended December 31, 2007 and 2006.

     — Holding Period of the allocated shares

Once allocated, the shares may not be sold for two years from the date of the actual allocation.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Additionally to our 2006 performance share allocation plan, the Board of Directors implemented, on March 23, 2007, a performance share allocation plan. The maximum number of performance shares that may be allocated is 81,750 shares, out of which 13,500 may be allocated to the executive officers. Performance shares are allocated according to the following conditions:

•	If the realization of the performance conditions described below has been enacted by the Board of Directors shares will be issued on the latest of the two following dates : March 23, 2009 or the date of the General Shareholders’ meeting approving the financial statements for the year ended December 31, 2008.

•	The beneficiaries would be allocated the shares only if such beneficiary still has a valid employment contract with CGG Veritas or one of its subsidiaries (subject to specific conditions) at the date the two-year acquisition period expires and if the conditions of allocation are met.

•	The Board of Directors defined two general performance conditions based on the Group’s average consolidated net income per share for the year ended December 31, 2007 and 2008 and the average yearly return before tax on capital employed for the year ended December 31, 2007 and 2008 of either CGG Veritas, the Services segment, or the Equipment segment, according to the segment to which the beneficiary belongs.

•	Once allocated, the shares may not be sold for a two years conservation period from the date of the actual allocation.

Compensation cost on stock-options and performance shares

The following table lists the hypothesis used to value the 2003, 2006 and 2007 options plan and the 2006 and 2007 performance shares allocation plan according to IFRS 2 :

				Fair value per
	Options			share at the
	granted	Volatility	Risk-free rate	grant date (€)

2003 stock options plan	169.900	57%	3.90%	€11.13
2006 stock options plan	202.500	35%	3.80%	€74.83	(a)
2007 stock options plan	261.750	36%	3.95%	€63.24	(b)

			Achievement	Fair value per
	Performance shares	Annual	of performance	share at the
	granted	Turnover	Conditions	grant date (€)

2006 performance shares allocation plan	53.200	2.5%	100%	€158.20	(c)
2007 performance shares allocation plan	81.750	2.5%	75%	€155.10	(c)

(a)	the hypothetical exercise date was estimated at May 11, 2012, corresponding to the mid-term between the last acquisition date (May 11, 2010) and the end of the plan (May 11, 2014);

(b)	the hypothetical exercise date was estimated at September 23, 2012, corresponding to the mid-term between the last acquisition date (March 23, 2010) and the end of the plan (March 23, 2015);

(c)	corresponds to CGG Veritas share price at the date of allocation

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

According to IFRS 2, fair value of stock-options and performance shares granted since November 7, 2002 must be recognized as an expense over the life of the plan. Detail of this expense is as follows:

	Year
	2007	2006	2005
	(in million of euros)

2003 stock options plan(a)	—	0.2	0.4
2006 stock options plan(b)	5.6	4.8	—
2007 stock options plan(c)	8.1	—	—
2006 performance shares plan(d)	4.0	2.4	—
2007 performance shares plan(e)	2.9	—	—

Total recognized expense according to IFRS 2	20.6	7.4	0.4

(a)	of which €0.1 million for the executive managers of the Group in 2006 and €0.2 million in 2005;

(b)	of which €2.7 million for the executive managers of the Group in 2007, €3.2 million in 2006;

(c)	of which €3.9 million for the executive managers of the Group in 2007;

(d)	of which €0.7 million for the executive managers of the Group in 2007, €0.6 million in 2006;

(e)	of which €1.5 million for the executive managers of the Group in 2007.

NOTE 16 —	PROVISIONS

Detail of provisions for liabilities and charges is as follows:

	Balance at					Balance at
	31 December,		Deductions	Deductions		31 December,
	2006	Additions	(used)	(non used)	Others(a)	2007
	(in million of euros)

Provisions for onerous contracts	2.2	2.0	(2.8)	—		1.4
Provisions for restructuring costs	1.4	0.2	(0.5)	—		1.1
Provisions for litigations	0.7	0.6	(0.2)	(0.2)		0.9
Others provisions	6.1	4.9	(4.6)	—	(0.2)	6.2
Total current provisions	10.4	7.7	(8.1)	(0.2)	(0.2)	9.6
Customers Guarantee provisions	11.7	7.5	(3.9)	(0.3)	(2.9)	12.1
Retirement indemnity provisions	13.0	0.7	(8.4)	—	23.3	28.6
Other provisions	0.8	0.3		—	34.7	35.8
Total non current provisions	25.5	8.5	(12.3)	(0.3)	55.1	76.5
Total provisions	35.9	16.2	(20.4)	(0.5)	54.9	86.1

(a)	includes the effects of exchange rates changes and acquisitions and divestitures

Customers Guarantee provisions

The increase of “Customers Guarantee provisions” is related to the warranty given by Sercel to external clients.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Retirement indemnity provisions

The Group records retirement indemnity provisions based on the following actuarial assumptions:

•	historical staff turnover and standard mortality schedule;

•	age of retirement between 60 and 65 years old in France and 67 years old in Norway; and

•	actuarial rate and average rate of increase in future compensation.

In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the management board of Sercel Holding. Contributions of €2.0 million and €2.1 million on this pension plan were paid in 2007 and 2005, respectively. No contribution was paid in 2006.

The status of the retirement indemnity plans is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Projected benefit obligation	79.9	21.0	18.2
Unamortized cost of past services(a)	(16.4)	(3.2)	(3.7)
Effect of changes in discount rates	—	—	—

Pension obligation	63.5	17.8	15.0

Service cost	2.5	1.4	1.6
Interest expense	2.9	0.9	0.7
Amortization of cost of past services	0.4	0.6	—
Amortization of loss arising from change in discount rate	—	—	(0.2)

Net expense of the year	5.8	2.9	2.1
Benefit payments	(0.7)	(0.5)	(0.4)
Actuarial gains and losses directly recognized in equity	6.3	1.1	—
Consolidation scope entries & currency translation	34.4	(0.7)	0.1

Net changes	45.8	2.8	1.8
Fair value of plan assets(b)	37.1	5.2	5.0
Contributions paid	12.6	0.6	2.6
Expected return on plan assets	1.7	0.2	0.2
Consolidation scope entries & currency translation	17.6	(0.6)	—

Net changes	31.9	0.2	2.8
Net liability at end of the year	(28.6)	(13.0)	(11.8)
Net asset at end of the year	2.1	0.4	1.8
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate	5.44%	4.50%	4.25%
Average rate of increase in future compensation	6.15%	3.00%	3.00%
Average expected return on assets	4.15%	4.00%	4.00%

(a)	Corresponds to the supplemental pension and retirement plan for the members of the Group’s Management Committee and members of the management board of Sercel Holding. In 2007, this item also includes the impacts of a change in the French pension scheme for € (13.5) million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)	The major categories of plan assets as a percentage of the fair value of total plan assets at December 31, 2007 are as follows:

Equity securities	43.0%
Debt securities	22.0%
Real estate	6.0%
Other	28.0%

NOTE 17 —	OTHER NON-CURRENT LIABILITIES

Detail of other non-current liabilities is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Deposit and guarantees	1.2	—	—
Research and development subsidies	5.4	5.5	5.5
Profit sharing scheme	20.4	18.2	15.2

Other non-current liabilities	27.0	23.7	20.7

NOTE 18 — CONTRACTUAL OBLIGATIONS. COMMITMENTS AND CONTINGENCIES

Contractual obligations — capital leases

The Group leases primarily land, buildings and geophysical equipment under capital lease agreements expiring at various dates during the next five years.

Capital leases commitments included the sale-leaseback agreement with respect to the Group’s head office in Massy, for which we exercised the purchase option in January 2006 (see Note 9).

In addition, the Group operates seismic vessels under charter agreements over one to eight year periods.

Contractual obligations — operating leases

Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.

Rental expense was €236.8 million in 2007, €73.5 million in 2006 and €59.6 million in 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following table presents payments in future periods relating to contractual obligations as of December 31, 2007:

	Payments due by period
	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total
	(in million of euros)

Long-term debt obligations:
— Repayments : fixed rates	12.7	24.6	5.0	618.8	661.1
— Repayments : variables rates	15.7	30.6	22.3	562.7	631.3
— Bonds interests	48.1	96.1	96.1	162.3	402.6
Total Long-term debt flows	76.5	151.3	123.4	1,343.8	1,695.0
— Capital Lease Obligations:
— Capital Lease Obligations : fixed rates	9.3	8.5	28.0	—	45.8
— Capital Lease Obligations : variables rates	1.6	1.5	—	—	3.1
Total Capital Lease Obligations	10.9	10.0	28.0	—	48.9
Operating Leases	93.0	117.9	76.2	69.2	356.3
Total Contractual Obligations	180.4	279.2	227.6	1,413.0	2,100.2

The following table presents reconciliation between capital lease obligations and capital lease debts as of December 31, 2007:

	Less than		After
	1 year	1-5 years	5 years	Total
	(in million of euros)

Capital Lease Obligations	10.9	38.0	—	48.9
Discounting	2.4	3.2	—	5.6
Capital lease debt (see note 13)	8.5	34.8	—	43.3

Other commitments

Outstanding commitments at December 31, 2007 include the following:

	December 31,
	2007	2006	2005
	(in million of euros)

Guarantees issued in favor of clients(a)	338.7	161.6	82.4
Guarantees issued in favor of banks(b)	19.4	21.8	26.3
Other guarantees(c)	35.4	25.5	14.2

Total	393.5	208.9	122.9

(a)	Guarantees issued in favor of clients relate mainly to guarantees issued by the Company to support bids made at the subsidiaries level.

(b)	Guarantees issued in favor of banks related mainly to guarantees issued by the Company to support credit facilities made at the subsidiaries level.

(c)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations.

In 2007, the increase in guarantees issued in favor of clients related mainly to guarantees issued in bids or contracts achievements. This increase is due to the growth in Group activities and the acquisition of Veritas.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In 2007, CGG Veritas and Eidesvik Offshore entered into agreements for the supply of two large seismic vessels to be newly built with a total contract value of US$377 million. These vessels will be delivered in 2010 under 12-year time charter agreements.

In 2007, CGG Services entered into an agreement for the supply of a real estate in Massy, along with a concomitant lease agreement. This agreement is for an amount €66 million and the option should be exercised before April 30, 2008.

In 2006, the increase in guarantees issued in favor of clients related mainly to guarantees issued in bids or contracts achievements. This increase is due to the growth in Group activities.

In 2006, other guarantees represent essentially the guarantees given to the Swiss legal authorities for the unemployment funds related to the employees of CGG International based in Geneva for €16.9 million. In 2005, they related essentially to the guarantees given to the Libyan customs authorities for the temporary admission of our seismic vessels in Libyan waters.

In 2005, the increase in guarantees in favor of banks related mainly to new credit facilities.

The Group had no significant commitment for capital expenditures at December 31, 2007.

The duration of the guarantees is as follows:

	Due date
	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total
	(in million of euros)

Guarantees issued in favor of clients	322.3	15.6	0.8	—	338.7
Guarantees issued in favor of banks	16.7	2.7	—	—	19.4
Other guarantees	35.1	0.3	—	—	35.4

Total	374.1	18.6	0.8	—	393.5

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

In October 2003, the Lisbon Commercial Court declared itself unqualified to give a decision on this issue. The company Parexpro appeals on this decision.

In June 2005, Lisbon Appeal Court confirmed the decision of Lisbon Commercial Court and, in July 2005, Parexpro introduced a new assignation on the Lisbon Civil Court, targeting the same persons and companies on the same basis.

This new action is currently being processed by Lisbon Civil Court.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The Company does not expect this claim to have any material impact on the Group’s results of operation, financial position, or cash flows. Thus, no provision was recorded in the consolidated financial statements.

On October 20, 2006, a complaint was filed against CGG’s subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products that include Micro Electromechanical systems (MEMS) infringe a U.S. patent allegedly owned by the plaintiffs. The plaintiffs have requested a permanent injunction prohibiting Sercel Inc. from making, using, selling, offering for sale or importing the equipment in question into the United States and have sought an unspecified amount of damages. Sercel is confident that the products in question do not infringe any valid claims of the patent at in question and intends to contest this claim vigorously. During 2007, the discovery process took place as did the claims construction portion of the patent litigation procedure. We do not believe this litigation will have a material adverse effect on our financial position or results of operation. Accordingly, no provision has been recorded in our consolidated financial statements, except for the fees related to prepare the defense

NOTE 19 — ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC ZONE

Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of CGG Veritas. We divide our business into two operating segments, geophysical services and geophysical equipment.

Our geophysical services segment comprises:

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and

•	Processing & Imaging: processing and imaging and interpretation of geophysical data, data management and reservoir studies for clients.

Our equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, is our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.

Inter-company sales between the two segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical equipment segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical equipment segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables that follow.

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

Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents.

Due to the constant changes in work locations, the group does not track its assets based on country of origin or ownership.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Identifiable liabilities are those used in the operations of each industry segment and geographic zone. Unallocated and corporate liabilities consist primarily of corporate financial debts.

In 2007, the Group’s two most significant customers accounted for 4.5% and 2.8% of the Group’s consolidated revenues compared with 9.0% and 3.2% in 2006 and 9.8% and 4.4% in 2005.

Analysis by operating segment

	Geophysical	Geophysical	Eliminations and		Consolidated
2007	services	equipment	Adjustments		Total
	(in million of euros)

Revenues from unaffiliated customers	1,694.5	679.6	—		2,374.1
Inter-segment revenues	0.7	108.9	(109.6)		—

Operating revenues	1,695.2	788.5	(109.6)		2,374.1
Other income from ordinary activities	0.2	1.0	—		1.2

Total income from ordinary activities	1,695.4	789.5	(109.6)		2,375.3

Operating income (loss)	304.9	266.2	(82.0	)(a)	489.1

Equity income (loss) of investees	4.4	(0.2)	—		4.2
Capital expenditures(b)	614.1	25.6	(42.2)		597.5
Depreciation and amortization(c)	(479.2)	(19.8)	11.5		(487.5)
Corporate assets amortization	—	—	—		—
Investments in companies under equity method
Identifiable assets	3,953.3	659.4	(285.7)		4,327.0

Unallocated and corporate assets					320.0

Total assets					4,647.0

of which equity method companies					44.5

Identifiable liabilities	948.4	242.7	(196.6)		994.5

Unallocated and corporate liabilities					1,226.7

Total liabilities					2,221.2

(a)	Includes general corporate expenses of €54.3 million for year ended December 31, 2007.

(b)	Includes (i) investments in multi-client surveys of €371.4 million, (ii) no equipment acquired under capital lease, (iii) capitalized development costs in the Services segment of €5.0 million, and (iv) capitalized development costs in the Equipment segment of €3.2 million for year ended December 31, 2007.

(c)	Includes multi-client surveys amortization of €308.5 million for year ended December 31, 2007.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Geophysical	Geophysical	Eliminations and		Consolidated
2006	services	equipments	Adjustments		Total
	(in million of euros)

Revenues from unaffiliated customers	792.0	537.5	—		1,329.6
Inter-segment revenues	0.9	72.6	(73.4)		—

Operating revenues	792.9	610.1	(73.4)		1,329.6
Other income from ordinary activities	1.8	—	—		1.8

Total income from ordinary activities	794.7	610.1	(73.4)		1,331.4

Operating income (loss)	150.3	174.2	(35.5	)(a)	289.0

Equity income (loss) of investees	9.8	0.4			10.2
Capital expenditures(b)	200.3	29.8	(19.2)		210.9
Depreciation and amortization(c)	(177.2)	(18.1)	7.2		(188.1)
Corporate assets amortization	—	—	—		—
Investments in companies under equity method	—	—	—		—
Identifiable assets	1,106.2	550.0	(181.0)		1,475.2

Unallocated and corporate assets					306.9

Total assets					1,782.1

of which equity method companies					46.2

Identifiable liabilities	508.8	243.9	(118.3)		634.4

Unallocated and corporate liabilities					247.8

Total liabilities					882.2

(a)	Includes general corporate expenses of €27.4 million for year ended December 31, 2006.

(b)	Includes (i) investments in multi-client surveys of €61.5 million, (ii) equipment acquired under capital lease of €0.1 million, (iii) capitalized development costs in the Services segment of €8.2 million, and (iv) capitalized development costs in the Equipment segment of €3.7 million for year ended December 31, 2006.

(c)	Includes multi-client surveys amortization of €80.6 million for year ended December 31, 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Geophysical	Geophysical	Eliminations and		Consolidated
2005	services	equipments	Adjustments		Total
	(in million of euros)

Revenues from unaffiliated customers	552.3	317.6	—		869.9
Inter-segment revenues	0.6	61.2	(61.8)		—

Operating revenues	552.9	378.8	(61.8)		869.9
Other income from ordinary activities	1.9	—	—		1.9

Total income from ordinary activities	554.8	378.8	(61.8)		871.8

Operating income (loss)	25.2	79.8	(29.9	)(a)	75.1

Equity income (loss) of investees	12.9	0.1	—		13.0
Capital expenditures(b)	165.5	21.6	(19.6)		167.5
Depreciation and amortization(c)	132.9	18.2	(5.2)		145.9
Corporate assets amortization	—	—	—		—
Investments in companies under equity method	—	—	—		—

Identifiable assets	1,105.4	412.7	(113.4)		1,404.7

Unallocated and corporate assets					160.4

Total assets					1,565.1

of which equity method companies	42.0	2.4			44.4

Identifiable liabilities	575.5	179.8	(59.5)		695.8

Unallocated and corporate liabilities					159.1

Total liabilities					854.9

(a)	Includes general corporate expenses of €15.8 million for year ended December 31, 2005.

(b)	Includes (i) investments in multi-client surveys of €31.9 million, (ii) equipment acquired under capital lease of €17.4 million, (iii) capitalized development costs in the Services segment of €3.5 million, and (iv) capitalized development costs in the Equipment segment of €4.6 million for year ended December 31, 2005.

(c)	Includes multi-client surveys amortization of €69.6 million for year ended December 31, 2005.

Analysis by geographic zone

  Analysis of operating revenues by location of customers

	2007		2006		2005
	(in million of euros)

North America	734.6	31%	344.2	26%	207.4	24%
Central and South Americas	244.0	10%	138.3	10%	84.4	10%
Europe, Africa and Middle East	767.2	32%	472.7	36%	338.8	39%
Asia Pacific	628.3	27%	374.4	28%	239.3	27%

Consolidated total	2,374.1	100%	1,329.6	100%	869.9	100%

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

  Analysis of operating revenues by category

	2007		2006		2005
	(in million of euros)

Sales of goods	646.5	27%	499.4	37%	296.6	34%
Services rendered	1,445.1	61%	688.2	52%	468.6	54%
Royalties (after-sales)(a)	278.0	12%	133.5	10%	97.4	11%
Leases	4.5	0%	8.5	1%	7.3	1%

Consolidated total	2,374.1	100%	1,329.6	100%	869.9	100%

(a)	corresponds to after-sales on multi-client surveys

NOTE 20 —	RESEARCH AND DEVELOPMENT EXPENSES

Analysis of research and development expenses is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Research and development costs — gross, incurred	(63.0)	(51.1)	(43.5)
Development costs capitalized	8.2	11.9	8.2
Research and development expensed	(54.8)	(39.2)	(35.3)
Government grants recognized in income	3.5	1.5	4.2

Research and development costs — net	(51.3)	(37.7)	(31.1)

Research and development expenditures related primarily to:

•	for the geophysical services segment, projects concerning data processing services; and

•	for the equipment segment, projects concerning seismic data recording equipment.

NOTE 21 — OTHER REVENUES AND EXPENSES

	December 31,
	2007	2006	2005
	(in million of euros)

Assets depreciation	—	(1.9)	—
Restructuring costs	(0.9)	(0.1)	(0.2)
Variation of reserves for restructuring	0.3	(0.5)	0.1
Other non-recurring revenues (expenses)	—	—	(0.4)

Non-recurring revenues (expenses) — net	(0.6)	(2.5)	(0.5)
Exchange gains (losses) on hedging contracts	18.7	8.9	(2.9)
Gains (losses) on sales of assets	0.3	5.3	(1.0)

Other revenues (expenses) — net	18.4	11.7	(4.4)

Year ended December 31, 2007

Exchange gains & losses on hedging contracts corresponded to the impact of financial hedging instruments allocated to the operating revenues of the period.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The provision for restructuring booked in 2003 was reversed for €0.3 million in 2007 once the restructuring expenses were incurred.

“Gain on sale of assets” included primarily a gain of €2.8 million on the disposal of Eastern Echo shares and a loss of €1.7 on damaged seismic recording equipment of the one of our seismic vessel.

Year ended December 31, 2006

The assets depreciation corresponds to the write-off of the share of “Customers Relationships” related to Veritas recognized as intangible asset in Sercel Australia, Veritas having merged with CGG on January 12, 2007 (see note 2). This intangible asset had been recognized in 2004 when Sercel Australia acquired the seismic equipments activity of Thalès Underwater Systems.

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

Analysis of cost of financial debt is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Current interest expenses related to financial debt	(109.7)	(29.2)	(29.7)
Financial cost on early redemption of bonds	—	—	(6.2)
Amortization of deferred expenditures on financial debts	(12.0)	(2.6)	(9.9)
Income provided by cash and cash equivalents	12.6	6.4	3.5

Cost of financial debt, net	(109.1)	(25.4)	(42.3)

As described in note 13, we repaid US$100 million on the US$1.000 million “Term Loan B” senior facility used to finance Veritas acquisition on June 29, 2007. The unamortized portion of the deferred expenditures linked to this redemption amounted to €1.5 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

On February 2007, we fully repaid the US$700 million credit facility used to finance Veritas acquisition and borrowed on January 12, 2007. The unamorized portion of the deferred expenditures linked to this redemption amounted to €7.3 million and was recognized as “Cost of financial debt ”.

On February 10, 2006, we repaid the remaining US$140.3 million on the US$375 million credit facility used to finance the acquisition of Exploration Resources. The unamortized portion of the deferred expenditures linked to this redemption amounted to €2.0 million.

This repayment of US$140.3 million follows a first repayment of US$234.7 million on December 23, 2005. The unamortized portion of the deferred expenditures linked to this redemption amounted to €3.8 million and was recognized as “Cost of financial debt ”.

We redeemed and paid accrued interest on all of the remaining outstanding US$150 million aggregate principal amount of our 10 5/8% senior notes due 2007 on May 31, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption as well as the overlapped interests on the month of May 2005 amounted to €9.4 million and were recognized as “Cost of financial debt ”.

This repayment of US$150 million followed a first repayment of US$75 million approved by the Board of Directors held on December 8, 2004. According to the indenture, such early redemption implied the payment of a premium representing 5.3125% of the total redemption amount, i.e. US$4.0 million. The redemption of the Notes actually took place on January 26, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption, amounting to €4.3 million, were recognized in the profit and loss as “Cost of financial debt ” at December 31, 2004.

NOTE 23 —	OTHER FINANCIAL INCOME (LOSS)

Analysis of other financial income (loss) is as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Variance in fair value of conversion option on convertible bonds	—	(20.7)	(11.5)
Premium paid for the early conversion of the convertible bonds	—	(1.6)	(8.9)
Write-off of issuance costs on convertible bonds recognized as expense at the time of the early conversion	—	(0.7)	(3.7)

Derivative and other expenses on convertible bonds	—	(23.0)	(24.1)

Exchange gains (losses) net	0.7	(4.1)	(1.8)
Other financial income	—	0.6	1.6
Other financial expenses	(5.9)	(5.3)	(1.7)

Other financial income (loss)	(5.2)	(8.8)	(1.9)

Other financial income (loss) including derivative and other expenses on convertible bonds	(5.2)	(31.8)	(26.0)

At December 31, 2007, 2006 and December 31, 2005, “Other financial expenses” included mainly the cost of forward related to forward exchange rate hedging instruments.

At December 31, 2005, the premium paid for the early conversion of the convertible bonds and the write-off of issuance costs on convertible bonds were presented as “Other financial expenses”.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 24 —	INCOME TAXES

Income tax

Income tax expense consists of:

	December 31,
	2007	2006	2005
	(in million of euros)

France
Current income taxes before use of carry-forward losses	(30.2)	(31.0)	—
Adjustments on income tax recognized in the period for prior periods	(2.8)	—	(0.4)
Deferred taxes on reversal of temporary differences	(0.9)	2.5	—
Deferred taxes arising from previously unrecognized deferred tax on temporary differences	—	(12.5)	—
Deferred taxes arising from previously unrecognized deferred tax income	—	28.8	—

Total France	(33.9)	(12.2)	(0.4)

Foreign countries
Current income taxes(a)	(126.0)	(84.3)	(30.9)
Adjustments on income tax recognized in the period for prior periods(b)	(0.5)	(1.0)	—
Deferred taxes on reversal of temporary differences	16.8	11.0	6.9
Deferred taxes on currency translation	11.0	2.2	(4.6)
Deferred taxes arising from previously unrecognized tax loss	3.2	1.1	2.4

Total Foreign countries	(95.5)	(71.0)	(26.2)

Total income tax expense	(129.4)	(83.2)	(26.6)

(a)	includes withholding taxes

(b)	correspond in 2006 to the tax audit at CGG Nigeria — see below

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

	2007	2006	2005
	(in millions of euros)

Net income (loss)	249.6	158.7	(6.8)
Income tax	(129.4)	(83.2)	(26.6)
Income before tax	379.0	241.9	19.8
Differences on tax basis :
Equity investment companies income	(4.2)	(10.1)	(13.0)
Theorical tax basis	374.8	231.8	6.8
Enacted tax rate in France	34.43%	34.43%	34.93%
Theorical tax	(129.0)	(79.8)	(2.4)
Differences on tax :
Differences in tax rates between France and foreign countries	1.7	3.2	1.0
Non-deductible part of dividends	(0.2)	(1.0)	—
Other permanent differences	(15.4)	(19.5)	—
Tax on carry-forward losses net of temporary differences on the French tax group not recognized in the income statement at December 31, 2005(a)	—	16.3	(26.1)
Other unrecognized deferred tax in income statement on previous years(b)	3.2	1.1	6.1
Adjustments on the tax expense recognized in the period for the previous years(c)	(0.5)	(1.0)	—
Income tax and deferred tax on Argas net income (equity method company)(d)	(0.7)	(1.9)	(1.9)
Foreign deferred tax unrecognized on losses of the period	(5.1)	(3.2)	—
Deferred tax on currency translation adjustments(e)	11.0	2.2	(4.6)
Current and deferred tax on income subject to Norwegian tonnage tax system	7.0	(0.6)	(0.8)
Others(f)	(1.4)	1.0	2.1
Income tax	(129.4)	(83.2)	(26.6)

(a)	In 2005, the theorical deferred tax income related to the loss and the reversal of temporary differences of the French tax group, estimated at €26.1 million was not recognized in the income statement. At December 31, 2005 the tax position of the French tax group was a net future tax benefit basis of €47.5 million corresponding, on one hand, to carry-forward losses of €83.9 million and, on the other hand, to temporary differences liabilities of €36.4 million. This net position was not subject to the recognition of deferred tax since tax perspectives were still unlikely for the French tax group. As soon as the tax perspectives of the French tax group lead to the conclusion in 2006 that the carry forward losses would be used, the deferred tax relating to this position were recognized in the income statement. At December 31, 2006, a €16.3 million deferred tax income relating to the tax position of the French tax group was thus recognized.

(b)	Corresponds in 2005 to €2.4 million on Mexican carry-forward losses and to €3.7 million on Norwegian carry-forward losses.

(c)	Corresponds in 2006 to the tax notification received for CGG Nigeria.

(d)	CGG Veritas, as shareholder of Argas, is directly required to pay income tax for Argas in Saudi Arabia for its share in Argas.

(e)	Corresponds to the currency translation adjustment related to the translation in functional currency (U.S. dollar) of Norwegian and Brazilian entities’ books in local currency.

(f)	Change in presentation of the tax reconciliation in 2007: the theoretical tax calculation is now based on the Income (loss) of consolidated companies before income taxes as stated in the Consolidated Statement of Operations whereas it was previously based on the Group share of the Income (loss) of consolidated companies before income taxes. The effects of this change in presentation is reported in the item “Others” for €0.5 million in 2006 and €0.4 million in 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Net operating loss carried forward

Net operating loss carried forward available in foreign jurisdictions, and not recognized as deferred tax assets at December 31, 2007, amounted to €78.0 million and are currently scheduled to expire as follows:

Foreign countries
(in million of euros)

2008 and thereafter	15.2
Available indefinitely	62.8
Total	78.0

The Group has recorded valuation allowances to fully provide for the potential tax benefit of carried forward losses by entities that have a recent history of generating losses or for which there is a dispute with tax authorities.

Tax losses carried forward and not recorded as a deferred tax asset mainly relate to United Kingdom tax losses incurred of GBP 26.1 million and to part of Norwegian tax losses incurred for NOK 106.3 million for which we are currently in discussion with Norwegian tax authorities.

Deferred tax assets and liabilities

The reconciliation of net deferred tax are as follows:

	December 31,
	2007	2006	2005
	(in million of euros)

Non-deductible provisions (including pensions and profit sharing)	19.7	11.8	3.0
Tangible assets	23.9	3.8	(2.3)
Effect of currency translation adjustment not recognized in income statement	10.5	2.6	0.8
Multi-client surveys (including deferred revenues)	(17.9)	0.8	1.8
Assets reassessed in purchase price allocation of acquisistions	(99.1)	(35.3)	(35.8)
Development costs capitalized	(8.5)	(8.0)	(0.8)
Incomes and losses subject to Norwegian tax tonnage system	—	(6.8)	(6.9)
Incomes and losses subject to U.S. taxation system	(17.9)	—	—
Other deferred revenues	(0.2)	—	—
Financial instruments	(1.6)	(1.9)	—
Others	1.4	0.1	0.3

Total deferred tax assets net of deferred tax (liabilities) related to timing differences	(89.7)	(32.9)	(39.9)
Tax losses carried forward(a)	13.4	9.8	14.6
Total deferred tax assets net of deferred tax (liabilities)	(76.3)	(23.1)	(25.3)

(a)	relating to loss carry forwards in United Kingdom, Norway.

With a retroactive effect of January 1st 2007, Exploration Vessel Resources and Exploration Vessel Resources II opted for the new Norwegian tonnage system tax which led to classifying deferred taxes on retained earnings into tax due (over a 10 years period) for an amount of NOK 44.6 million and to reverse the deferred tax liability related to the purchase price allocation of Exploration Resources acquisition of those two companies’ vessels for an amount of US$8.7 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Tax position and tax audit

On March 18, 2005, CGG Americas Inc. received a correspondence from the U.S. Internal Revenue Service regarding an upcoming standard tax audit scheduled for the second quarter of 2005 covering CGG America’s 2003 tax return. This tax audit has been finalized in 2007 without any material adjustment.

Several tax audits on the former Veritas perimeter were notified, started, progressed and/or came to an end in 2007. The Group does not expect significant adjustments.

A tax audit of CGG Services 2005 and 2006 accounts has been notified end December 2007 and started early 2008. The proces is at a very early stage, hence it is difficult to predict the outcome of this audit, but the Group does not expect significant adjusments.

Effective January 1, 2007, the Group has opted for a new tax amortization method for its multi-client library, based on the “Geology & Geophysics” method and on the long-term contract method.

NOTE 25 —	PERSONNEL

The analysis of personnel is as follows:

	Year ended December 31,
	2007	2006	2005

Personnel employed under French contracts performing Geophysical services	893	863	821
Equipment	765	703	654
Personnel employed under local contracts	6,451	2,934	2,477

Total	8,109	4,500	3,952

Including field staff of:	2,079	739	579

The total cost of personnel employed by consolidated subsidiaries was €528.3 million in 2007, €265.7 million in 2006 and €223.8 million in 2005.

NOTE 26 —	DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS’ REMUNERATION

Directors and Executive Committee members’ remuneration was as follows:

	Year ended December 31,
	2007	2006	2005
	(in euros)

Short-term employee benefit paid(1)	5,807,202	3,590,163	3,026,474
Attendance fees	595,000	365,000	315,000
Long-term employee benefit — pension(2)	18,314	16,903	26,331
Long-term employee benefit — supplemental pension(3)	593,102	679,013	321,310
Share-based payments(4)	8,891,212	3,907,966	170,676

(1)	Excludes tax on salary

(2)	Cost of services rendered and interest cost

(3)	Cost of services rendered and interest cost and amortization of past service cost on the supplemental pension implemented by the end of 2004.

(4)	Expense in the income statement related to the stock-options and performance shares plans.

On March 8, 2006, the Board of Directors authorized the Company to enter into an amendment to the employment contract of Mr BRUNCK which is currently suspended and to an amendment to the respective

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

Operating transactions

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter party contracts associated with these services are concluded at arm’s length. Accounts payable to LDA were €0.2 million at December 31, 2007. Total net charges paid during the year for the provision of ship management services amounted to €6.5 million, and the future commitments for such services to LDA were €54.8 million.

LDA is the owner, together with the Group, of Geomar owner of the seismic vessel “Alizé”. Geomar is fully consolidated. Geomar provides vessel charter services to LDA. Charter party contracts associated with these services are concluded at arm’s length. Total net revenues received during the year for the provision of vessel charter services amounted to €8.2 million (€2.1 million for the period starting from April 1, 2007 when Geomar was fully consolidated).

For the year ended December 31, 2007 the sales of geophysical equipment from Sercel to Argas, which is 49% owned by the Group, amounted to €25.5 million, representing approximately 1% of Group revenues.

For the year ended December 31, 2007 the sales of geophysical equipment from Sercel to JV Xian Peic/Sercel Limited, which is 40% owned by the Group, amounted to €4.2 million, representing less than 1% of Group revenues.

For the year ended December 31, 2007 the purchases of geophysical equipment from Sercel to Tronic’s, which is 16% owned by the Group, amounted to €8.3 million.

For the year ended December 31, 2007 the purchases of geophysical equipment from Sercel to Cybernetix, which is 32% owned by the Group, amounted to €1.1 million.

Financing

No credit facility or loan was granted to the Company by shareholders during the year ended December 31, 2007 and December 31, 2006.

NOTE 28 —	SUPPLEMENTARY CASH FLOW INFORMATION

The “Financial expenses paid” for 2007 included mainly fees and interest related to the US$1,000 million Term Loan B senior facility, the US$200 million additionnal Senior Notes 7 1/2 and the US$400 million 7 3/4% Senior Notes used to finance Veritas acquisition (see note 13).

The “Financial expenses paid” for 2006 included mainly €2.0 million of fees and interest related to the remaining part of the US$375 million bridge loan used to acquire Exploration Resources that was eventually repaid on February 2006 and a €1.6 million premium paid to the bondholders on conversion in May 2006 (see note 13). The “Financial expenses paid” for 2005 included a €3.0 million premium paid for the repayment of the 10 5/8% bonds maturity 2007 in January 2005, a €4.0 million of issuing fees on the 7 1/2% bonds maturity 2015 issued in April 2005, a €14.2 million of issuing fees and interest expenses related to the bridge loan of US$375 million used for

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

acquisition of Exploration Resources, repaid partially in December 2005 and a €8.9 million of premium paid to the bondholders having converted its bonds in November 2005 (see note 13).

Proceeds from sales of assets in 2007 correspond to the sale of Eastern Echo shares and in 2006 to the sale of 49% of CGG Ardiseis for €16.8 million.

The €1,019.1 million total acquisition in 2007 corresponds to the net investment of €993.1 millions for the acquisition of Veritas (Total consideration less the €97.4 million cash held by Veritas and less the increase in the capital of CGG Veritas for €1,435.8), the acquisition of Offshore Hydrocarbon Mapping plc shares (“OHM”) for €22.9 million and Cybernetix shares for €3.1 million.

The Sercel Vibtech’s acquisition in 2006 represented an investment net of acquired cash of €48.3 million. We acquired all of the shares of Exploration Resources in 2005 for a net investment of €265.8 million corresponding to the price we paid for the shares less the cash held by Exploration Resources at the acquisition date.

In 2006 “Other non-cash items” include mainly the cancellation of the non-cash expense related to the change in fair value of the derivative on convertible bonds (see note 13) and, in 2005, to the reclassification of the cash-out of the €8.9 million of premium paid to the bondholders upon conversion of bonds in November 2005 from “Cash from operations” to “Financial expenses paid”.

The “Impact of changes in exchange rate on financial items” corresponds notably to the elimination of the unrealized exchange gains (losses) resulting from the gross financial debt in U.S. dollars located in those subsidiaries whose functional currency is euro; this elimination amounted to €(47.9) million in 2007, €(12.3) million in 2006 and €15.8 million in 2005.

Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consisted of the following:

	Year ended December 31,
	2007	2006	2005
	(in million of euros)

Equipment acquired under capital leases	—	0.1	17.4

The cash and cash equivalents are composed as follows:

	Year ended December 31,
	2007	2006	2005
	(in million of euros)

Cash	169.3	114.0	70.9
Cash equivalents	85.0	137.8	41.5

Total cash and cash equivalents	254.3	251.8	112.4

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 29 —	EARNINGS PER SHARE

The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Year
	2007	2006	2005
	(in million of euros, excepted per share data)

Net income attributable to shareholders (a)	245.5	157.1	(7.8)
Effect of dilution
Ordinary shares outstanding at the beginning of the year (b)	17,597,888	17,081,680	11,682,218
Weighted average number of ordinary shares outstanding during the year (c)	9,315,540	290,247	413,707

Weighted average number of ordinary shares outstanding (d) =(b) +(c)	26,913,428	17,371,927	12,095,925

Dilutive potential shares from 2000 stock options	5,400	25,930	45,915
Dilutive potential shares from 2001 stock options	47,774	71,795	23,189
Dilutive potential shares from 2002 stock options	41,551	66,793	61,052
Dilutive potential shares from 2003 stock options	73,803	145,606	140,633
Dilutive potential shares from 2006 stock options	30,055	(2)	—
Dilutive potential shares from 2007 stock options	(2)	—	—
Total dilutive potential shares from stock options(1)	198,583	309,584	270,789

Dilutive potential shares from 2006 performance shares allocation	49,850	49,875	—
Dilutive potential shares from 2007 performance shares allocation	53,938	—	—
Total dilutive potential shares from performance shares allocation	103,788	49,875	—

Dilutive potential shares from stock convertible bonds(1)	—	—	252,500
Dilutive weighted average number of shares outstanding adjusted when dilutive (e)	27,215,799	17,731,586	12,095,925
Earning per share
Basic (a) / (d)	9.12	9.04	(0.64)
Diluted (a) / (e)	9.02	8.86	(0.64	)(1)

(1)	Stock-options and convertible bonds have an anti-dilutive effect at December 31, 2005; as a consequence, potential shares linked to those instruments are not taken into account in the adjusted dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

(2)	Exercise price of this stock-options was higher than the average run stock exchange of the share.

NOTE 30 —	SUBSEQUENT EVENTS

On September 29, 2006, CGG Veritas, its subsidiary CGG Services (ex CGG Marine) and five directors and officers of these entities were named as defendants before the Tribunal de Grande Instance of Evry in a lawsuit brought by one of the main labor unions representing CGG Veritas employees for violation of French labor laws. Procedural hearings were initially scheduled for December 2006 but were delayed several times until February 12, 2008. However, on January 17, 2008, the defendants reached a settlement with the trade union which had brought the claim. The resulting settlement agreement was signed on January 17, 2008, by all trade unions represented in the group. The claim was subsequently withdrawn by the trade union that brought it and the prosecutor and the court accepted to dismiss the case. This claim and its subsequent settlement has had no impact on our financial position or profitability.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 31 —	LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AND COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD AS OF DECEMBER 31, 2007

Certain dormant or insignificant subsidiaries of the Group have not been included in the list below.

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

403 256 944	CGG Services SA (previously CGG Marine SAS)	Massy, France	100.0
351 834 288	Geocal SARL	Massy, France	100.0
966 228 363	Geoco SAS	Paris, France	100.0
378 040 497	Sercel SA	Carquefou, France	100.0
410 072 110	CGG Explo SARL	Massy, France	100.0
866 800 154	Sercel Holding SA	Carquefou, France	100.0
413 926 320	Geomar SAS(b)	Paris, France	49.0
	CGG Americas. Inc.	Houston, United States	100.0
	CGG do Brasil Participaçoes Ltda	Rio do Janeiro, Brazil	100.0
	CGG Canada Services Ltd.	Calgary, Canada	100.0
	CGG International SA	Geneva, Switzerland	100.0
	CGG (Nigeria) Ltd.	Lagos, Nigeria	100.0
	CGG Marine Resources Norge A/S	Hovik, Norway	100.0
	CGG Offshore UK Ltd.	United Kingdom	100.0
	CGG India Private Ltd.	New Delhi, India	100.0
	Ardiseis	Dubai, United Arab Emirates	51.0
	CGG Veritas Services (Norway) AS (previously Exre ASA)	Bergen, Norway	100.0
	Exploration Investment Resources AS	Bergen, Norway	100.0
	Exploration Investment Resources II AS	Bergen, Norway	100.0
	Exploration Vessel Resources AS	Bergen, Norway	100.0
	Exploration Vessel Resources II AS	Bergen, Norway	100.0
	Multiwave Geophysical Company ASA and its subsidiaries	Bergen, Norway	100.0
	Companía Mexicana de Geofisica	Mexico City, Mexico	100.0
	Companhia de Geologia e Geofisica Portuguesa	Lisbon, Portugal	100.0
	Exgeo CA	Caracas, Venezuela	100.0
	Geoexplo	Almaty, Kazakhstan	100.0
	Geophysics Overseas Corporation Ltd.	Nassau, Bahamas	100.0
	CGG Australia Services Pty Ltd.	Sydney, Australia	100.0
	CGG Asia Pacific(b)	Kuala Lumpur, Malaisia	100.0
	Petroleum Exploration Computer Consultants Ltd.	Vantage West, United Kingdom	100.0
	CGG Vostok	Moscow, Russia	100.0
	PT CGG Indonesia	Jakarta, Indonesia	100.0
	Sercel Australia	Sydney, Australia	100.0
	Hebei Sercel JunFeng(c)	Hebei, China	51.0
	Sercel Inc.	Tulsa, United States	100.0
	Sercel Singapore Pte Ltd.	Singapore, Singapore	100.0
	Sercel England Ltd.	Somercotes, United Kingdom	100.0
	Sercel Canada Ltd.	Calgary, Canada	100.0
	Sercel Vibtech Ltd.	Stirlingshire, Scotland	100.0
	Seismic Support Services	Moscow, Russia	100.0
	CGGVeritas Services Holding (U.S.) Inc.	Delaware, United States	100.0
	CGGVeritas Services (U.S.) Inc.	Delaware, United States	100.0

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

	CGG Veritas Land (U.S.) Inc.	Delaware, United States	100.0
	Alitheia Resources Inc.	Delaware, United States	100.0
	Veritas DGC Asia Pacific Ltd	Delaware, United States	100.0
	Veritas Geophysical (Mexico) LLC	Delaware, United States	100.0
	Veritas Investments Inc.	Delaware, United States	100.0
	Viking Maritime Inc.	Delaware, United States	100.0
	Inupiat Geophysical LLC	Alaska, United States	45.0
	CGG Veritas Services (Canada) Inc.	Alberta, Canada	100.0
	CGG Veritas Services (Canada) Partnership	Alberta, Canada	100.0
	Hampson Russel GP Inc.	Alberta, Canada	100.0
	Hampson Russel Limited Partnership	Alberta, Canada	100.0
	Veritas MacKenzie Delta Ltd	Alberta, Canada	100.0
	Veri-Illuq Geophysical Ltd	Nothwest Territories, Canada	49.0
	Yamoria Geophysical Ltd	Nothwest Territories, Canada	49.0
	Veritas Geophysical (Canada) Corporation	Nova Scotia, Canada	100.0
	Veritas do Brasil Ltda	Brazil	100.0
	Veritas DGC Land Guatemala SA	Guatemala	100.0
	Veritas DGC (Mexico) S. de R.L. de CV	Mexico	100.0
	Veritas Servicios Geofisicos S. de R.L. de CV	Mexico	100.0
	Veritas Servicios Technicos S. de R.L. de CV	Mexico	100.0
	Veritas Geoservices Ltd Sa	Venezuela	100.0
	Veritas Geophysical (Chile) SA	Chile	100.0
	Veritas Geophysical III	Cayman Islands	100.0
	Veritas Geophysical IV	Cayman Islands	100.0
477 631 444	Veritas Geophysical (France) SARL	France	100.0
	Viking Global Offshore Limited	United Kingdom	100.0
	Veritas DGC Limited	United Kingdom	100.0
	Veritas Geophysical Limited	United Kingdom	100.0
	Veritas Caspian LLP	Kazakhstan	50.0
	Veritas Geophysical Services (Norway) AS	Norway	100.0
	Veritas DGC Australia Pty Ltd	Australia	100.0
	Veritas Geophysical (Asia Pacific) Pte Ltd	Singapore	100.0
	Sercel Singapore Pte Ltd	Singapore	100.0
	P.T. Veritas DGC Mega Pratama	Indonesia	80.0
	Veritas DGC (Malaysia) Sdn. Bhd.	Malaysia	65.0
	Veritas Energy Services (Nigeria) Limited	Nigeria	100.0
	Veritas Geophysical (Nigeria) Limited	Nigeria	60.0
	Veritas DGC(B) Sdn. Bhd.	Brunei	100.0
	Argas Ltd.	Al-Khobar, Saudi Arabia	49.0
	JV Xian Peic/Sercel Limited	Xian, China	40.0
	VS Fusion	Houston, United States	49.0
331 406 637	Cybernetix	Marseille, France	32.2

(a)	Siren number is an individual identification number for company registration purposes under French law.

(b)	CGG Asia Pacific, in which CGGVeritas owns 33.2% of the ordinary shares and 30% of the total shares, is consolidated according to IAS27

(c)	Sercel JunFeng is fully consolidated since, according to the management agreement, the Group has operating control of the company.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 32 —	CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2007 for the Company on the one hand, and on the other hand CGG Canada Services Ltd, CGG Americas Inc., CGG Marine Resources Norge A/S, CGG Veritas Services Holding Inc, Alitheia Resources Inc, Veritas DGC Asia Pacific Ltd., Veritas DGC Land Inc., Veritas Geophysical Corp., Veritas Geophysical (Mexico) LLC, Veritas Investments Inc., Viking Maritime Inc. as the “Services Guarantors”, and Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd as the “Equipment guarantors”.

	CGG	Services	Equipment	Non	Consolidating	Group
IFRS	Veritas	Guarantors	Guarantors	Guarantors	Adjustments	Consolidated
	(In millions of euros)

Goodwill	—	1,688.7	45.2	201.0	(7.0)	1,928.0
Intangible assets (including multi client surveys)	0.2	396.4	10.3	310.2	(36.6)	680.5
Property, plant and equipment	12.7	334.6	29.3	344.5	(61.1)	660.0
Investment in affiliates	1,999.4	257.8	3.7	307.9	(2,568.8)	—
Other non current assets	575.9	257.0	0.1	128.7	(803.8)	157.9
Current assets	324.5	162.0	181.5	1,198.2	(645.6)	1,220.6
Total assets	2,912.7	3,096.6	270.1	2,490.5	(4.122.9)	4,647.0
Financial debt (including bank overdrafts, current and non current portion)	636.6	1,028.1	1.3	272.9	(577.9)	1,361.0
Other non current liabilities (excluding financial debt)	(1.3)	161.0	12.2	94.2	(4.9)	261.2
Current liabilities (excluding current portion of debt)	225.9	279.9	67.6	862.6	(836.7)	599.2
Total liabilities (excluding equity)	861.2	1,468.9	81.1	1,229.7	(1,419.5)	2,221.4

Operating revenues	34.8	618.1	362.1	2,136.8	(777.7)	2,374.1
Depreciation and amortization	0.6	198.1	9.8	296.7	(17.6)	487.6
Operating income (loss)	(50.7)	191.4	70.9	363.5	(85.9)	489.1
Net income (loss) group share	6.4	45.2	51.0	290.7	(143.6)	249.6

Cash flow from operating activities	(4.1)	178.6	9.5	411.7	51.6	647.3
Cash flow from investing activities	(424.9)	(1,462.6)	(12.6)	(239.7)	566.7	(1,573.1)
Cash flow from financing activities	372.3	1,094.8	0.1	(138.0)	(379.1)	950.2
Cash at opening	201.2	4.4	6.2	40.0	—	251.8
Cash at closing	103.9	17.4	2.9	130.1	—	254.3

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following table presents condensed consolidated financial information in IFRS for the Company, on the one hand, and CGG Canada Services Ltd, CGG Americas, Inc., CGG Marine Resources Norge A/S, Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd, taken as a group (the “Subsidiary Group”), on the other hand, as of and for the years ended December 31, 2006 and 2005. The column “Sercel Subsidiary Group” includes Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd.

						Sercel
		Subsidiary		Consolidating		Subsidiary
IFRS	CGG Veritas	Group	Others	adjustments	Consolidated	Group
	(In millions of euros)

2006
Total assets	1,033.0	626.2	1,475.5	(1,352.6)	1,782.1	237.9
Operating revenues	263.4	607.5	1,092.0	(633.3)	1,329.6	341.6
Operating income (loss)	(7.7)	172.3	182.3	(57.9)	289.0	52.6
Net income (loss)	54.3	104.1	169.6	(169.3)	158.7	34.8
2005
Total assets	799.8	600.3	1,082.5	(917.5)	1,565.1	205.9
Operating revenues	221.3	307.5	668.9	(327.8)	869.9	146.5
Operating income (loss)	(26.4)	60.7	76.6	(35.8)	75.1	10.9
Net income (loss)	(29.5)	37.0	108.3	(122.6)	(6.8)	6.3