Form 20-F
period 2008-12-31
CGG VERITAS
filed 2009-04-22
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Event Requiring this Shell Company Report
Commission File Number 001-14622

Compagnie Générale de Géophysique-Veritas
(Exact name of registrant as specified in its charter)
CGGVeritas
(Translation of registrant’s name into English)
Republic of France
(Jurisdiction of incorporation or organization)
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris France
(Address of principal executive offices)
Stephane-Paul Frydman
Chief Financial Officer
CGGVeritas
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris France
tel: +33 (0) 16467 4500
fax: +33 (0) 16447 3429
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Receipts representing	New York Stock Exchange
Ordinary Shares, nominal value €0.40 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
7 1/2% Senior Notes due 2015
7 3/4% Senior Notes due 2017
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
150,247,083 Ordinary Shares, nominal value €0.40 per share

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
Yes ☐     No ☑

PRESENTATION OF INFORMATION

On January 12, 2007, CGG merged with Veritas (the “merger”) in a part cash, part stock transaction and upon completion of the merger, CGG was renamed Compagnie Générale de Géophysique-Veritas (abbreviated as CGGVeritas). Accordingly, where this annual report provides information for dates prior to January 12, 2007, such information relates to CGG only. We have also provided certain information relating to Veritas prior to January 12, 2007. Information in this annual report on or after January 12, 2007 relates to CGGVeritas.

As used in this annual report “CGG” refers to Compagnie Générale de Géophysique and its subsidiaries, except as otherwise indicated, “Veritas” refers to Veritas DGC Inc. and its subsidiaries before the merger and to CGGVeritas Services Holding (U.S.) Inc. following the merger. “CGGVeritas” refers to Compagnie Générale de Géophysique-Veritas, and “we”, “us”, “our” and “Group” refers to Compagnie Générale de Géophysique-Veritas and its subsidiaries after the merger and Compagnie Générale de Géophysique and its subsidiaries before the merger, except as otherwise indicated.

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

As our shares are listed on the New York Stock Exchange (in the form of American Depositary Shares), we are required to file an annual report on Form 20-F with the SEC. Our annual report includes our annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were also prepared in accordance with IFRS as adopted by the European Union at December 31, 2008.

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

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 3: Key Information — Risk Factors” and elsewhere in this annual report, including, without limitation, in conjunction with the forward-looking statements included in this annual report. Some of the factors that we believe could affect our actual results include:

•	developments affecting our international operations;

•	our ability to develop an integrated strategy for CGGVeritas;

•	difficulties and delays in achieving synergies and cost savings;

•	any write-downs of goodwill on our balance sheet;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	changes in international economic and political conditions and, in particular, in oil and gas prices;

•	exposure to the credit risk of customers;

•	exposure to interest rate risk;

•	exposure to foreign exchange rate risk;

•	exposure to credit risk and counter-party risk;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the complexity of products sold;

•	changes in demand for seismic products and services;

•	the effects of competition;

•	the social, political and economic risks of our global operations;

•	the costs and risks associated with pension and post-retirement benefit obligations;

•	changes to existing regulations or technical standards;

•	existing or future litigation;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	the costs of compliance with environmental, health and safety laws;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to monitor existing and targeted partnerships;

•	our ability to sell our seismic data library;

•	difficulties and costs in obtaining new vessels or in temporarily or permanently reducing the capacity of our fleet;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	fluctuations in the value of our shareholdings;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions, including the ongoing crisis in the financial markets, and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

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

Selected Financial Data

The selected financial data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data included below are for CGG prior to the merger with Veritas, which was completed on January 12, 2007, and for CGGVeritas thereafter. The selected financial data for each of the years in the five-year period ended December 31, 2008 have been derived from our audited consolidated financial statements prepared in accordance with IFRS.

	At December 31,
	2008	2007	2006	2005	2004
	(In millions of euros except for share and per share data)

Statement of operations data:
Operating revenues	2,602.5	2,374.1	1,329.6	869.9	687.4
Other revenues from ordinary activities	1.7	1.2	1.8	1.9	0.4
Cost of operations	(1,722.5)	(1,622.3)	(890.0)	(670.0)	(554.0)
Gross profit	881.7	753.0	441.4	201.8	133.8
Research and development expenses, net	(43.8)	(51.3)	(37.7)	(31.1)	(28.8)
Selling, general and administrative expenses	(256.1)	(231.0)	(126.4)	(91.2)	(78.6)
Other revenues (expenses)	(36.4)	18.4	11.7	(4.4)	19.3
Operating income	540.6	489.1	289.0	75.1	45.7
Cost of financial debt, net	(83.8)	(109.1)	(25.4)	(42.3)	(27.8)
Variance on derivative on convertible bonds	—	—	(23.0)	(11.5)	(23.5)
Other financial income (loss)	(11.5)	(5.2)	(8.8)	(14.5)	0.8
Income taxes	(108.3)	(129.4)	(83.2)	(26.6)	(10.9)
Equity in income of affiliates	3.0	4.2	10.1	13.0	10.3
Net income (loss)	340.0	249.6	158.7	(6.8)	(5.4)
Attributable to minority interests	7.2	4.1	1.6	1.0	1.0
Attributable to shareholders	332.8	245.5	157.1	(7.8)	(6.4)
Net income (loss) per share:
Basic(1)	2.41	1.82	1.81	(0.13)	(0.11)
Diluted(2)	2.39	1.80	1.77	(0.13)	(0.11)
Balance sheet data:
Cash and cash equivalents	516.9	254.3	251.8	112.4	130.6
Working capital(3)	458.0	367.1	210.4	154.1	116.4
Property, plant & equipment, net	822.4	660.0	455.2	480.1	204.1
Multi-client surveys	535.6	435.4	71.8	93.6	124.5
Goodwill	2,055.1	1,928.0	267.4	252.9	62.5
Total assets	5,634.2	4,647.0	1,782.1	1,565.1	971.2
Gross financial debt(4)	1,546.0	1,361.0	405.6	409.6	252.4
Shareholders’ equity	2,960.1	2,401.6	877.0	698.5	393.2
Other financial historical data and other ratios:
EBITDAS(5)	1,058.4	997.3	483.0	221.4	178.2
Capital expenditures (Property, plant & equipment)(6)	155.4	230.5	149.3	125.1	49.8
Capital expenditures for multi-client surveys	343.4	371.4	61.5	32.0	51.1
Net financial debt(7)	1,029.1	1,106.7	153.8	297.2	121.8
Gross financial debt(4)/EBITDAS(5)	1.5x	1.3x	0.8x	1.9x	1.4x
Net financial debt(7)/EBITDAS(5)	1.0x	1.1x	0.3x	1.3x	0.7x
EBITDAS(5)/Net financial expenses	12.6x	9.1x	19.0x	5.2x	6.4x

(1)	Basic per share amounts have been calculated on the basis of 137,910,388 weighted average outstanding shares in 2008. Basic per share amounts before 2008 have been restated in order to reflect our five for one stock split effective as of June 3, 2008 with the equivalent of 134,567,140 weighted average outstanding shares in 2007, 86,859,635 weighted average outstanding shares in 2006, 60,479,625 weighted average outstanding shares in 2005 and 58,407,030 weighted average outstanding shares in 2004.

(2)	Diluted per share amounts have been calculated on the basis of 139,064,883 weighted average outstanding shares in 2008. Diluted per share amounts before 2008 have been restated in order to reflect our five for one stock split effective as of June 3, 2008 with the equivalent of 136,078,995 weighted average outstanding shares in 2007, 88,656,930 weighted average outstanding shares in 2006, 60,479,625 weighted average outstanding shares in 2005 and 58,407,030 weighted average outstanding shares in 2004.

(3)	“Working capital” is defined as net trade accounts and notes receivable, net inventories and work-in-progress, tax assets, other current assets and assets held for sale less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers, deferred income, current provisions and other current liabilities.

(4)	“Gross financial debt” is defined as financial debt, including current maturities, capital leases, bank overdrafts and accrued interest.

(5)	“EBITDAS” is defined as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and similar measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS. See “Item 5: Operating and Financial Review and Prospects —Liquidity and Capital Resources —EBITDAS” for a reconciliation of EBITDAS to net cash provided by operating activities.

(6)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease and suppliers of fixed assets.

(7)	“Net financial debt” is defined as bank overdrafts and financial debt including current portion (including capital lease debt) net of cash and cash equivalents.

Exchange Rates

The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. This information is provided solely for your information, and we do not represent that euros could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by us in the preparation of our consolidated financial statements.

The data provided in the following table is expressed in U.S. dollars per euro and is based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On April 21, 2009, the most recent practicable day prior to the date of this annual report, the exchange rate as published by Bloomberg at approximately noon (New York time) was €1.00 = $1.2982.

	Period-End	Average
	Rate(1)	Rate(2)	High	Low

Recent Monthly Data
April 2009 (through April 17, 2009)	1.3030	1.3261	1.3458	1.3030
March 2009	1.3261	1.3050	1.3730	1.2549
February 2009	1.2662	1.2797	1.3064	1.2547
January 2009	1.2804	1.3244	1.3946	1.2804
December 2008	1.3919	1.3511	1.4358	1.2634
November 2008	1.2694	1.2744	1.3039	1.2525
October 2008	1.2682	1.3267	1.4058	1.2446
Annual Data (Year Ended December 31,)
2008	1.3919	1.4695	1.601	1.2446
2007	1.4603	1.3705	1.4862	1.2904
2006	1.3197	1.2560	1.3327	1.1860
2005	1.1842	1.2400	1.3476	1.1667
2004	1.3538	1.2478	1.3625	1.1801

Notes:

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.

(2)	The average rate for each monthly period was calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rate for each annual period was calculated by taking the simple average of the noon buying rates on the last business day of each month during the relevant period.

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

We are exposed to these risks in all of our foreign operations to some degree, and our exposure could be material to its financial condition and results of operations in emerging markets where the political and legal environment is less stable.

We cannot assure that we will not be subject to material adverse developments with respect to our international operations or that any insurance coverage we have will be adequate to compensate us for any losses arising from such risks.

Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. In addition, non-U.S. persons employed by our separately incorporated non-U.S. entities may conduct business in some foreign jurisdictions that are subject to U.S. trade embargoes and sanctions by the U.S. Office of Foreign Assets Control. We have typically generated revenue in these countries through the performance of data processing and reservoir consulting services and the sale of software licenses and software maintenance. We have current and ongoing relationships with customers in these countries. We have procedures in place to conduct these operations in compliance with applicable U.S. laws. However, failure to comply with U.S. laws on equipment and services exports could result in material fines and penalties and/or damage to our reputation. In addition, our presence in these countries could reduce demand for its securities among certain investors.

We and certain of our subsidiaries and affiliated entities also conduct business in countries that experience government corruption. We are committed to doing business in accordance with all applicable laws and our codes of ethics1, but there is a risk that we, our subsidiaries or affiliated entities or their respective officers, directors, employees or agents may act in violation of applicable laws, including the Foreign Corrupt Practices Act of 1977. Any such violations could result in substantial civil and/or criminal penalties and might materially adversely affect our business and results of operations or financial condition.

  We are subject to certain risks related to acquisitions, including the merger with Veritas DGC Inc., and these risks may materially adversely affect our revenues, expenses, operating results and financial condition.

In the past hawse have grown by acquisitions, some of which, such as the merger with Veritas DGC Inc. in 2007 or the Waivefield-Inseis acquisition in December 2008, have been quite significant. Such operations, whether completed, pending or likely to be completed in the future, present various financial and management-related risks which can be material, such as integration of the acquired businesses in a cost-effective manner; implementation of a combined business strategy; diversion of CGGVeritas management’s attention; outstanding or unforeseen legal, regulatory, contractual, labor or other issues arising from the acquisitions; additional capital expenditure requirements; retention of customers; combination of different company and management cultures; operations in new geographic markets; the need for more extensive management coordination; and retention, hiring and training of

1 In 2005, we combined our internal control policies in a financial security program based on applicable laws and regulations in force, such as the Sarbanes-Oxley Act, the French Financial Security Law (LSF) and the Foreign Corrupt Practices Act. This program involves all of our operational and financial officers in a process of ongoing improvement to our control procedures. The program also reflects our code of ethics and code of conduct, which are sent to managers and integrated into their training modules. In particular, to improve management of corruption risk and compliance with U.S. and European anti-corruption regulations, an external consultancy was appointed in 2005 to review the our internal rules, particularly for managing sales agents. Each agent was audited and selection and control procedures were strengthened. Best practices training was implemented within the Group in 2006.

key personnel. Should any of these risks associated with acquisitions materialize, it could have a material adverse effect on our business, financial condition and results of operations.

More particularly, the merger with Veritas DGC Inc. involved the integration of two companies, CGG and Veritas, that had previously operated independently and as competitors. Achieving the anticipated long-term benefits of the merger depends in particular on achieving the initially-anticipated cost synergies, the redeployment of both companies’ respective support resources and the combination and integration of their significant global activities. There can be no assurance that these objectives are being achieved or will be achieved successfully.

  We may need to write down goodwill from our balance sheet.

We have been involved in a number of business combinations in the past, leading to the recognition of large amounts of goodwill on our balance sheet. Goodwill totaled €2,055.1 million on our balance sheet as at December 31, 2008. Goodwill is allocated to cash generating units (CGUs) (as described in note 11 to our consolidated financial statements for the year ended December 31, 2008). The recoverable amount of a CGU is estimated at each balance sheet date and is generally determined on the basis of a group-wide estimate of future cash flows expected from the CGU in question. The estimate takes into account the possibility of significant underperformance in cash generation relative to previously-expected results, which may arise, for example, from the underperformance of certain assets or a change in the industry and/or economic environment. On this basis, at each balance sheet date, if we expect that a CGU’s recoverable amount will fall below the amount of goodwill recorded on the balance sheet due to substantial underperformance, we may write down that goodwill in part or in whole. Such a write-down would not in itself have an impact on cash flow, but could have a substantial negative impact on our operating income and net income, and as a result, on our shareholders’ equity and net debt/equity ratio.

  We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.

We invest significant amounts of money in acquiring and processing seismic data that we own. By making such investments, we are exposed to the following risks:

•	We may not fully recover the costs of acquiring and processing the data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond our control. In addition, the timing of these sales is unpredictable, and sales can vary greatly from period to period. Technological or regulatory changes or other developments could also materially adversely affect the value of the data. Additionally, each of our individual surveys has a limited book life based on its location, so a particular survey may be subject to significant amortization even though sales of licenses associated with that survey are weak or non-existent, thus reducing our profits.

•	The value of our multi-client data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data.

•	Any reduction in the market value of such data will require us to write down its recorded value, which could have a significant material adverse effect on our results of operations.

  Our results of operations may be significantly affected by currency fluctuations.

We derive a substantial amount of our revenues from international sales, subjecting us to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are mainly denominated in U.S. dollar and euro, and to a significantly lesser extent, in Canadian dollar, Brazilian real, Australian dollar, British pound and the Norwegian kroner. Historically, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and will have in the future a significant effect upon our results of operations, which are reported in euros. The merger with Veritas DGC Inc. very significantly increased both the dollar-denominated revenues and expenses of the Group, as Veritas’s revenues and expenses were historically denominated largely in U.S. dollars. Thus, for financial reporting purposes, depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a decreased value. Moreover and in addition to the impact of the conversion of the U.S. dollar at a decreased value, since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, the depreciation of the U.S. dollar against the euro harms its competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of the date of this annual report, our fixed expenses in euros amount to €500 million and as a consequence, an unfavorable variation of U.S.$0.10 in the exchange rate between the U.S. dollar and the euro would reduce our operating income by approximately U.S.$50 million.

The following table shows our exchange rate exposure as of December 31, 2008.

USD million

Assets	1,590.1
Liabilities	(1,339.5)

Net position before hedging	250.6
Off-balance sheet positions	(166.3)

Net position after hedging	84.3

Our net foreign-exchange exposure is principally to the U.S. dollar and currencies pegged to the U.S. dollar. We seek to reduce our foreign-exchange position by selling our future receivables as soon as they enter the backlog and taking out dollar-denominated loans supported by long-term assets. Although we attempt to reduce the risks associated with exchange rate fluctuations, we cannot assure that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of the date of this annual report, a decrease of U.S.$0.10 in the value of the U.S. dollar relative to the euro would reduce our operating income by U.S.$50 million.

As a result of our compliance with IAS 12 (Income Taxes), our results of operation are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns an asset is not the same as the currency used for taxation purposes. This is the case for several Norwegian subsidiaries that own offshore assets (vessels and equipment) for which the functional currency is the U.S. dollar, whereas the taxable currency is the Norwegian kroner. We estimate that as of the date of this annual report, a decrease of NOK 1 in the value of the Norwegian kroner, relative to the U.S. dollar would increase our deferred tax liability by approximately U.S.$7 million.

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

  The nature of our business subjects us to significant ongoing operating risks for which we may not have adequate insurance or for which we may not be able to procure adequate insurance on acceptable terms, if at all.

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

Our results of operations depend in part upon our proprietary technology. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. We currently hold or have applied for 165 patents in various countries for products and processes. These patents last between four and twenty years, depending on the date of filing and the protection accorded by each country. In addition, we enter into confidentiality and license agreements with our employees, customers and potential customers and which limits access to and distribution of our technology. However, actions that we take to protect our proprietary rights may not be adequate to deter the misappropriation or independent third-party development of our technology. Although we are not currently involved in any material litigation regarding our intellectual property rights or the possible infringement of intellectual property rights of others, such litigation may be brought in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States, which may limit our ability to pursue third parties that misappropriate our proprietary technology.

  Our failure to attract and retain qualified employees may materially adversely affect our future business and operations.

Our future results of operations will depend in part upon our ability to retain our existing highly skilled and qualified employees and to attract new employees. A number of our employees are highly skilled scientists and technicians.

We compete with other seismic products and services companies and, to a lesser extent, companies in the oil industry for skilled geophysical and seismic personnel, particularly in times when demand for seismic services is relatively high. A limited number of such skilled personnel is available, and demand from other companies may limit our ability to fill its human resources needs. If we are unable to hire, train and retain a sufficient number of qualified employees, this could impair our ability to compete in the geophysical services industry and to develop and protect our know-how. Our success also depends to a significant extent upon the abilities and efforts of members of our senior management, the loss of whom could materially adversely affect our business and results of operations.

  CGG and Veritas have had losses in the past and there is no assurance of our profitability for the future.

CGG recorded net losses in 2004 and 2005 (attributable to shareholders) of €6.4 million and €7.8 million, respectively, although excluding the accounting impact under IFRS of our 7.75% subordinated convertible bonds due 2012 denominated in U.S. dollars, our net income would have been positive.

  We have ordered two new vessels whose construction may be delayed.

We signed an agreement with the Norwegian company Eidesvik Offshore on July 2, 2007 for the construction of two large-capacity seismic vessels, with a total contractual value of approximately U.S.$420 million. The two vessels should be delivered in 2010 and operated under a time charter for a period of 12 years. We have the necessary expertise to successfully carry out the project management, and thus ensure within the specified timeframe that the vessels’ construction meets appropriate quality standards. However, the construction and planning of these vessels remain a long and complex process involving many parties (the shipyard, Eidesvik offshore and others) and subject to many factors.

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

We believe that the current crisis in the credit markets, the general slowdown of the global economy, global geopolitical uncertainty and the rapid decrease in the price of oil price to near U.S.$40, far from its record peak in 2008, could cause hydrocarbon companies to suddenly delay or cancel some of their development projects and, as a consequence, reduce their need for seismic services. Given these uncertainties, we cannot predict future demand for seismic services and products.

  Our backlog includes contracts that can be unilaterally terminated at the client’s option.

In accordance with industry practice, contracts for the provision of seismic services typically can be canceled at the sole option of the oil or gas client without payment of significant cancellation costs to the service provider. As a result, even if contracts are not recorded in backlog unless they represent a firm commitment by the client, there can be no assurance that such contracts will be wholly executed by us and generate actual revenue, or even that the total costs already incurred by us in connection with the contract would be covered in full by any cancellation clause.

  We are subject to intense competition in the markets where we carry out our operations, which could limit our ability to maintain or increase our market share or to maintain our prices at profitable levels.

Most of our contracts are obtained through a competitive bidding process, which is standard for the seismic services industry in which we operate. Competitive factors in recent years have included price, crew availability, technological expertise and reputation for quality, safety and dependability. While no single company competes with us in all of our segments, we are subject to intense competition in each of its segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more data acquisition crews than we do and have greater financial and other resources. These and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and gas prices and production levels, as well as changes in government regulations. In addition, if geophysical service competitors increase their capacity in the future (or do not reduce capacity if demand decreases), the excess supply in the seismic services market could apply downward pressure on prices. The negative effects of the competitive environment in which we operate could thus have a material adverse effect on our results of operations.

  Our fleet of vessels may be subject to temporary or permanent measures to reduce capacity as a result of future conditions in the seismic market.

Following our acquisition of Wavefield, we operate a fleet of 27 vessels composed of 13 large-capacity vessels with eight to 14 streamers, seven medium-capacity vessels with four to six streamers and seven smaller 3D/2D vessels. We own five 3D vessels and two 3D/2D vessels, hold purchase options on five 3D vessels, and operate the

11 other 3D vessels and four other 3D/2D vessels under time charters running from one to seven years, with a weighted average term of 5 years. These time charters include extension clauses that, if exercised, would extend the weighted average term to 13 years. Taking into account only vessels that we own or over which we have purchase options, the average age of the vessels is 19 years. The oldest vessels in the fleet are 26 and 29 years old, respectively.

Future economic conditions in the seismic market could lead us to implement a plan to reduce our marine acquisition capacity, either permanently, by decommissioning the oldest vessels in our fleet, or temporarily, by ceasing to use of certain vessels for a period. This would result in additional industrial adjustment costs that could possibly be offset by improved commercial conditions for the vessels remaining in operation.

  We have high levels of fixed costs that are incurred regardless of our level of business activity.

We have high fixed costs and data acquisition activities that require substantial capital expenditures. As a result, downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes could result in significant operating losses.

  The revenues we derive from land and marine seismic data acquisition vary significantly during the year.

Our land and marine seismic data acquisition revenues are partially seasonal in nature. The offshore data acquisition business is, by its nature, exposed to unproductive interim periods due to necessary repairs or transit time from one operational zone to another during which revenue is usually not recognized. Other factors that cause variations from quarter to quarter include the effects of weather conditions in a given operating area, the internal budgeting process of some important clients relative to their exploration expenses, and the time needed to mobilize production means and/or obtain the administrative authorizations necessary to commence data acquisition contracts.

  Our business is subject to governmental regulation, which may adversely affect our future operations.

Our operations are subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental, health and safety, labor laws. We need to invest financial and managerial resources to comply with these laws and related permit requirements. Our failure to do so could result in fines or penalties, enforcement actions, claims for personal injury or property damages, or obligations to investigate and/or remediate contamination. Failure to obtain the required permits on a timely basis may also result in crew downtime and operating losses. Moreover, if applicable laws and regulations, including environmental, health and safety requirements, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated. The adoption of laws and regulations that directly or indirectly curtail exploration by oil and gas companies could also materially adversely affect our operations by reducing the demand for our geophysical products and services.

Risks related to our indebtedness

  Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.

We have a significant amount of debt. As at December 31, 2008, our net financial debt, total assets and shareholders’ equity were €1,029.1 million, €5,634.2 million and €2,960.1 million, respectively. We cannot assure that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years.

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

The indentures governing our 7 1/2% senior notes due 2015 and 7 3/4% senior notes due 2017 (hereinafter the “Senior Notes”) and the agreements governing our credit facilities (including our U.S.$1.14 billion senior credit facilities dated January 12, 2007 (hereinafter the “Senior Facilities”) and our U.S.$200 million French revolving facility dated February 7, 2007 (hereinafter the “French revolving facility”)) contain restrictive covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

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

  If we are unable to comply with the restrictions and covenants in the indentures governing our Senior Notes, Senior Facilities agreement, French revolving facility agreement and other current and future debt agreements, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of repayment.

If we are unable to comply with the restrictions and covenants in the indentures governing the Senior Notes or in other current or future debt agreements, including the Senior Facilities agreement and the French revolving facility agreement, there could be a default under the terms of these indentures and agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure that we will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In the event of a default under these agreements, lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us.

  We and our subsidiaries may incur substantially more debt.

We and our subsidiaries may incur substantial additional debt (including secured debt) in the future. The terms of the indentures governing our Senior Notes, the Senior Facilities agreement, French revolving facility agreement and our other existing senior indebtedness limit, but do not prohibit, we and our subsidiaries from doing so. As at December 31, 2008, we had drawn U.S.$35.0 million under our existing credit facilities. The Group also benefited at such date from other long-term confirmed and undrawn credit lines amounting to €203.5 million.

If new debt is added to our current debt levels, the related risks for us could intensify.

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

We cannot assure that we will generate sufficient cash flow from operations, that we will realize operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Disruptions in the capital and credit markets, as have been experienced during 2008 and 2009 to date, could adversely affect our ability to meet our liquidity needs, including our ability to draw on our existing credit facilities or enter into new credit facilities. Banks that are party to our existing credit facilities may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

  Interest-rate risk as of December 31, 2008.

We may have to subscribe part of our borrowings with financial institutions at variable interest rates depending upon the duration of the drawing periods, which can range from one to 60 months. As a result, interest expenses vary in line with movements in short-term interest rates. In particular, our senior credit facilities are subject to interest based on U.S. dollar LIBOR. As a result, our interest expenses may increase significantly if short-term interest rates increase. Each 50 basis point increase in the U.S. dollar LIBOR would increase our interest expense by U.S.$4 million per year.

However, this risk is mitigated by the fact that a large proportion of the Group’s debt consists of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities.

The following table shows our variable interest rate exposure by maturity as of December 2008.

	Overnight to 1 year	1 to 5 years	More than 5 years
		(€ million)

Financial liabilities(1)	144.0	687.8	655.6
Financial assets(2)	417.6	—	—
Net position before hedging(3)	273.6	(687.8)	(655.6)
Off-balance sheet position	—	—	—
Net position after hedging(3)	—	—	—

Notes:

(1)	Excluding bank overdrafts and accrued interest but including employee profit-sharing

(2)	Invested cash and equivalents

(3)	Net assets/(liabilities)

As of December 31, 2008, the group’s variable-rate assets (net of liabilities) due in less than one year totaled €203.9 million.

Other financial risks

  Risks related to certain of our shareholdings

Our investment policy does not authorize investments in the shares of other companies. Any transactions involving the Company’s shares are decided by general management in accordance with the applicable regulations.

As at December 31, 2008, we owned 855,350 of our own shares, worth €9,066,710 million. A 10% fall in the price of these treasury shares would therefore reduce shareholders’ equity by €0.9 million, but would have no impact on earnings.

	Shares in other companies	Own
	and equity mutual fund units	shares
(€ million)

On-balance sheet	—	9.1
Off-balance sheet	—	—
Net overall position	—	—

We also hold minority interests in the following listed companies pursuant to our long-term investment strategy:

•	a 15% stake in Offshore Hydrocarbon Mapping (OHM), a company listed on the Alternative Investment Market of the London Stock Exchange, recorded on our balance sheet as at December 31, 2008 at its market value of €0.3 million.

•	a 46.10% stake in Cybernetix, a company listed on Euronext Paris. The closing price of Cybernetix shares on December 30, 2008 was €10.99. A decline in the fair value of this investment equal to €2.6 million was reflected in our shareholders’ equity as at December 31, 2008.

  Risk relating to the current financial crisis

The current situation in the credit and capital markets is likely to have a significant adverse impact on industrial and commercial performance and the solvency of many companies in general, which may affect some of our customers and suppliers. As a result, the current economic climate may have an adverse impact on our business if customers cancel orders or delay or default on payment, or if suppliers fail to provide goods and services as agreed.

To deal with these risks as effectively as possible,

•	we are limiting customer risk by taking a selective approach with our customers (including looking at their solvency) in our services business and by systematically using letters of credit in our equipment business; and

•	we, and Sercel in particular, have adopted a highly selective policy regarding suppliers, aimed at keeping exposure to any one supplier within prudent limits.

Item 4:	INFORMATION ON THE COMPANY

We are a global participant in the geophysical seismic industry, as both a manufacturer of geophysical equipment and a provider of a wide range of services (including seismic data acquisition and related processing and interpretation software) principally to clients in the oil and gas exploration and production industry.

Our operations are organized into two segments: Services and Equipment, in accordance with our internal reporting system, which we use to manage and measure our performance.

Our geophysical Equipment segment operates through our subsidiary Sercel, the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and offshore seismic markets.

The geophysical Services segment is composed of the following activities:

•	land contract: seismic data acquisition for land, transition zones and shallow water on behalf of a specific client;

•	multi-client land: seismic data acquisition for land, transition zones and shallow water licensed to a number of clients on a non-exclusive basis;

•	marine contract: seismic data acquisition offshore on behalf of a specific client;

•	multi-client marine: seismic data acquisition offshore and licensed to a number of clients on a non-exclusive basis; and

•	processing and imaging: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.

We are a recognized leader in data processing and imaging services, which we provide through a worldwide network of 28 open seismic data processing centers and 12 client-dedicated centers. A suite of advanced technologies, developed and honed through continuous innovation, take seismic data processing into the reservoir and have the potential to greatly enhance reservoir knowledge in order to improve exploitation.

We also offer the Hampson-Russell software that has delivered innovative interpretive solutions since 1987. Hampson-Russell software makes sophisticated technology accessible to the working geophysicist. It has an installed base of more than 1400 licenses at over 500 petroleum and service companies worldwide.

CGG and Veritas together have 110 years of combined operating experience and a recognized track record of technological leadership in the science of geophysics. We believe we are well placed to capitalize on the growing importance of seismic technology to enhance the exploration and production performance of our broad base of clients, which includes independent, international and national oil companies.

Services accounted for 71% and Equipment accounted for 29% of our consolidated revenues for the year ended December 31, 2008.

For the year ended December 31, 2008, 31% of our consolidated revenues were from North America, 10% from South America, 32% from Europe, Africa, Middle East, and 27% from Asia Pacific.

Compagnie Générale de Géophysique-Veritas is the parent company of the Group. We are a société anonyme incorporated under the laws of the Republic of France and operating under the French Commercial Code. Our registered office is Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, France. Our telephone number is (33) 1 64 47 45 00.

  Acquisition of Wavefield

On December 19, 2008, we acquired 70% of Wavefield, a Norwegian marine geophysical company providing proprietary data acquisition services and seabed seismic equipment. Wavefield also offers a portfolio of non-exclusive multi-client data to global exploration clients, developed in partnership with oil companies and governments. The range of marine services includes long offset 2D, high capacity 3D, 4D, multi-azimuth and wide-azimuth data acquired with highly specified vessels and the latest seismic equipment. Wavefield’s main offices are in Bergen and Oslo, Norway with other locations in Trondheim, London, Houston and Perth. As of the date of this report, we own 100% of Wavefield’s share capital.

Our Strengths

We believe a number of strategic factors favor our development:

The merger with Wavefield is a strategic transaction within a consolidating market

The geophysical market has witnessed consolidation in recent years among both customers and suppliers. The geophysical market demands a wider range of solutions, as well as size, flexibility and global reach. Following the merger with Wavefield, we believe we are positioned to meet these demands in geophysical services and equipment in the world’s principal markets for oil and gas exploration and production.

With a combined workforce of approximately 8,500 employees operating worldwide, including Sercel, a history of innovation and a broad base of customers, including independent, international and national oil and gas companies, we believe we are an industry leader in seismic technology, services and equipment.

Meeting the geophysical challenges of the future

As worldwide oil and gas supplies continue to face constraints and exploration and development for reserve replacement is conducted in more challenging areas, high-end seismic and related technical expertise is required. We are positioned as a leading geophysical provider, with an expanded product offering to meet these future challenges. We believe our positions in data processing and imaging and the skill and reputation of our experts and geoscientists are an industry benchmark in this segment. We are particularly strong in advanced technologies such as depth imaging, 4D processing and reservoir characterization.

Strengthening fleet capability

Following our acquisition of Wavefield, we operate a high-end, recently equipped, fleet of 18 3D vessels. Our expanded overall fleet of 27 vessels is made up of vessels already in operation and does not add further capacity to the market. As a result of this acquisition, no additional material investments will be required to grow our capacity and we can reduce the risk of potential delays associated with building new vessels.

Strong operational expertise establishes Marine centre of excellence

We believe that the proven performance of Wavefield, combined with our existing center of Marine excellence in Norway, has created one of the industry’s leading teams of marine seismic operational talent.

An expanded and complementary product offering based on innovative technology

Wavefield’s Optoplan subsidiary brings to CGGVeritas a recognized leader in seabed fiber optic technology and a new product offering for our customers. The technology offering of Optoplan is complementary to CGGVeritas, and to Sercel in particular. Optoplan’s equipment manufacturing infrastructure will benefit from Sercel’s long standing expertise with equipment manufacturing and assembly. We believe that when Optoplan’s offerings are developed and marketed alongside Sercel’s current established product offering, we can add value in the emerging field of reservoir monitoring and accelerate the market entry of next generation technologies.

Continue to build customer relationships

We hope to benefit from deeper global market penetration and be able to extend our long-term customer relationships and be a seismic provider of choice. As an example, our supply of land seismic acquisition services is geographically and technologically well placed for high-end positioning and further development of local partnerships;

Providing strong profitable growth potential

We believe the acquisition of Wavefield may increase profitability potential in both the Services and Equipment segments by creating further business opportunities in data processing and imaging as well as in multi-client activities. The addition of Wavefield vessels also provides us with increased fleet management flexibility in current and future vessel operations.

Industry Conditions

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices. We believe that the short-term outlook for the geophysical services sector, particularly the offshore segment, is characterized by a slowdown in demand and an overcapacity in supply resulting in a significant decrease in prices. We believe that two fundamental factors have contributed to this situation.

First, global geopolitical uncertainty, particularly following the current economic and financial crisis, has translated into a strong drop in oil prices and has not created the confidence and visibility that are essential in our clients’ long-term decision-making processes, with many projects being possibly delayed or cancelled.

Second, given the relatively high energy prices in 2007 and much of 2008, the geophysical services market has developed strongly especially in offshore acquisition. We believe that following the decline in oil prices in the second half of 2008 and 2009 to date, geophysical services providers as a whole have not reacted efficiently, in particular in terms of capacity adjustment, which has resulted in excess supply applying downward pricing pressure on the market. The worldwide offshore fleet of large 3D vessels (with more than six streamers) increased from 31 vessels at the end of 2005 to 60 vessels by the end of 2008.

Nevertheless, we also believe that the medium-term outlook for the geophysical services sector, particularly the offshore segment, and the demand for geophysical equipment is fundamentally positive for a number of reasons:

•	First, oil and gas companies (including both the international oil companies and the national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, has resulted in demand for hydrocarbons growing more rapidly than anticipated. At the same time, excess production capacity has appeared to reach historical lows, increasing the focus on existing production capacities and reserves replacement.

•	Second, the recognition of a potential future imbalance between hydrocarbon supply and demand, combined with low reserve replacement rates, has led in the recent past and will lead in the future the oil and gas industry to sustain capital expenditure in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and optimization of existing reservoirs from pure exploration (early cycle) to reservoir development, management and production (late cycle).

The strong technological developments in seismic equipment and services over the last decade have advanced the use of seismic in reservoir development and production, broadening the use of seismic techniques over the lifecycle of reservoirs.

Every year, three to four million barrels of new oil have to be found in deeper and more complex basins to offset declining reserve rates. We expect these fundamental trends to continue to drive increased demand for high-

end seismic equipment and services in the medium-term. We believe that CGGVeritas is in a strong position to benefit from these long term favorable industry conditions.

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

  Develop and utilize innovative technology

The significant technological developments in seismic services over the last decade have produced a marked change in the sector. The development of 4D and wide-azimuth techniques (providing time lapse views and enhanced illumination of the reservoir as well as improved image resolution) now allows operators to better locate and monitor reservoir performance. This possibility broadens the use of seismic techniques from pure exploration (early cycle) into a tool for reservoir development, management and production (late cycle). Importantly, these techniques require more vessel time than traditional data acquisition. For example, three to six times more vessel time is required to shoot wide-azimuth data than traditional 3D.

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

Operating Revenues Data

  Revenues by Business Lines

The following table sets forth our consolidated operating revenues by activity in millions of euros or dollars, as the case may be, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2008			2007			2006
	M€	MU.S.$	%	M€	MU.S.$	%	M€	%

Total land seismic Acquisition	454.4	672.2	17%	461.5	631.8	19%	119.1	9%
Contract	350.3	518.2	13%	327.3	448.0	14%	119.1	9%
Multi-client	104.1	154.0	4%	134.2	183.8	6%	—	—
Total marine seismic Acquisition	1,112.7	1,646.1	43%	986.4	1,350.5	41%	533.3	40%
Contract	712.9	1,054.6	27%	531.2	727.3	22%	315.4	24%
Multi-client	399.8	591.5	16%	455.2	623.2	19%	217.9	16%
Processing and imaging	270.1	399.5	11%	263.2	360.5	11%	139.7	11%
Total services	1,837.3	2,717.8	71%	1,711.1	2,342.8	72%	792.1	60%
12 days elimination(1)	—	—	—	(16.5)	(22.6)	—	—	—
Total Services after elimination	1,837.3	2,717.8	71%	1,694.6	2,320.2	71%	792.1	60%
Equipment(2)	765.2	1,110.3	29%	679.5	930.5	29%	537.5	40%
Exchange differences	—	21.7	—	—	—	—	—	—

Total	2,602.5	3,849.8	100%	2,374.1	3,250.7	100%	1,329.6	100%

Notes:

(1)	The merger with Veritas took effect on January 12, 2007. The €1,711.1 million figure above is composed of Services segment business line revenues for each of CGG and Veritas from and including January 1, 2007. We have consequently eliminated from this figure Veritas revenues in an amount of €16.5 million attributable to 2007 Veritas revenues between January 1 and January 12, 2007, the effective date of the merger of CGG and Veritas. Because our internal reporting systems did not permit us to identify the CGGVeritas Services segment business lines to which such twelve days of Veritas revenues should be allocated, we have eliminated such twelve days of revenues from such €1,711.1 million figure to arrive at total Services revenues (including Veritas revenue after the merger date) of €1,694.6 million for the financial year ended December 31, 2007.

(2)	The dollar amounts for the equipment segment reflect the management reporting figures. The exchange differences between management reporting in US dollars and consolidated financial statements translated into US dollars are shown in the line “Exchange differences”.

  Revenues by Region (by location of customers)

The following table sets forth our consolidated operating revenues by region in millions of euros or dollars, as the case may be, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2008			2007			2006
	M€	M$	%	M€	M$	%	M€	%

North America	725.0	1,072.5	28%	734.6	1,005.8	31%	344.2	26%
Central and South Americas	203.2	300.7	8%	244.0	334.2	10%	138.3	10%
Europe, Africa and Middle East	1,045.2	1,546.2	40%	767.2	1,050.5	32%	472.7	36%
Asia Pacific	629.1	930.4	24%	628.3	860.2	27%	374.4	28%

Total	2,602.5	3,849.8	100%	2,374.1	3,250.7	100%	1,329.6	100%

Services

Our geophysical Services segment is composed of:

•	land contract: seismic data acquisition for land, transition zones and shallow water on behalf of a specific client;

•	multi-client land: seismic data acquisition for land, transition zones and shallow water licensed to a number of clients on a non-exclusive basis;

•	marine contract: seismic data acquisition offshore on behalf of a specific client;

•	multi-client marine: seismic data acquisition offshore licensed to a number of clients on a non-exclusive basis; and

•	processing and imaging: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.

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

We are a significant land seismic acquisition contractor worldwide, including in North America, and particularly in difficult terrain. In 2008, we had an average of 22 active land crews performing specialized 3D and 2D seismic surveys. Total land seismic acquisition activities accounted for 17% of our consolidated operating revenues in 2008. Contracts for land seismic acquisition accounted for 13% and land multi-client surveys accounted for 4% of our consolidated operating revenue in 2008.

Our land operations include surveying crews and recording crews. Surveying crews lay out the lines to be recorded and mark the sites for shot-hole placement or equipment location (except for “stake-less” operations where the sources locations are indicated through GPS tools rather than marked on the field). Recording crews produce acoustic impulses and use recording units to synchronize the shooting and record the seismic signals via geophones. On a land survey where explosives are used as the acoustic source, the recording crew is supported by several drill crews. Drill crews operate in advance of the recording crew and bore shallow holes for explosive charges which, when detonated by the recording crew, produce the necessary acoustic impulse. Seismic surveying in transition zones and on the sea-bed is carried out by laying cables or other stationary measuring devices on the ocean floor.

Land seismic crews are equipped with advanced equipment and software used in each stage of the land seismic acquisition process, including: the Sercel 408UL and 428XL seismic data recorders; the Sercel VE 432 and VE 464 vibrator electronic control system used to synchronize and verify the emission of acoustical waves by vibrators; DSU3 Sercel digital 3 components sensors; patented high vibroseis technologies such as HPVATM and V1TM which seek to increase the productivity of a crew; and on-site processing software for acquired data.

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

The difficulty of access to survey sites is a major factor in determining the number of personnel required to carry out a survey and the cost of a survey. A full crew for a land or transition zone survey may range from a total of less than 100 to a few thousands members (principally composed of local employees in the latter case), and the cost of a survey can range from several hundred thousand to several million dollars per month, depending on the size of the team and the type and difficulty of the survey.

We work closely with our clients to plan surveys in accordance with their specifications. This provides us with a competitive advantage in being selected to carry out surveys, whether such surveys are awarded based on competitive bids or directly negotiated agreements with clients. We regularly conduct land seismic acquisition surveys for national and international oil companies.

We have developed partnerships with local industry-related companies in several countries, including Saudi Arabia, Kazakhstan, and Indonesia. We contribute our international expertise, technical know-how, equipment and experienced key personnel to these partnerships as needed, while local partners provide their logistical resources, equipment and knowledge of the environment and local market.

In Saudi Arabia, our land seismic acquisition activities are conducted through Arabian Geophysical & Surveying Co. (“Argas”), a joint venture owned 49% by us and 51% by TAQA, our local partner. Since June 2006, our other Middle East operations are conducted through Ardiseis, a joint venture owned 51% by us and 49% by TAQA.

  Land Multi-Client Library

In 2008, we invested €55 million (U.S.$82 million) in multi-client land seismic surveys, mainly in North America. Total revenues from multi-client land seismic surveys in 2008 were €104 million (U.S.$154 million), a 16% decrease in dollar terms year on year. Multi-client after-sales were €63 million (U.S.$93 million) for 2008 driven by demand in our Canadian and US lower 48 states data library. The pre-financing level was high at 74% and as of December 31, 2008, the net book value of our land multi-client library was €120 million (U.S.$166 million).

  Land Seismic Acquisition Business Development Strategy

Land Seismic Acquisition Contract Activity.  Our land seismic acquisition services are geographically and technologically well placed for high-end positioning and further development of local partnerships. We have developed a unique expertise in North America’s arctic regions.

The demand for land seismic acquisition services and for technology in particular remains strong and our strategy for the land acquisition business line is to:

•	focus our presence in certain geographic markets, such as Canada, Alaska, Europe, Africa and the Middle East, where we believe we have a competitive advantage;

•	serve the increasing demand for land seismic acquisition and using high-end technology, through the expanded use of our HPVAtm and V1tm wide azimuth technology and the introduction of Seismovietm for advanced 4D projects;

•	further reinforce our presence in North America through the introduction of new technology for high resolution acquisition; and

•	continue to promote our expertise in harsh environments, sensitive areas (in terms of environmental or community concerns), shallow water and transition zones, and in management of complex projects where barriers to entry are higher and pricing competition less intense.

Multi-client.  We also plan to continue investing in non-exclusive land seismic data libraries, especially in the U.S. and in Canada, where we have a strong and recent vintage library.

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

We operated more than 66% of our high-end 3D fleet on contract in 2008, mostly in the Eastern Hemisphere (85%).

Total marine activities accounted for 43% of our consolidated operating revenue in 2008. Marine seismic acquisition contracts accounted for 27% and multi-client marine accounted for 16% of our consolidated operating revenue in 2008.

  Marine Business Line

  Marine Seismic Acquisition Fleet

We operated a combined fleet of 19 vessels at the end of 2008 (before the integration of Wavefield), including eight high capacity vessels, seven mid capacity vessels and four small 3D/2D vessels. All vessels are equipped with Sercel’s solid or fluid streamers. In 2008, we continued performance upgrades, with the Alizé now capable of towing 14 streamers.

We own some of our vessels, we co-own one and we use the others pursuant to time charters. This flexibility allows us to adjust our fleet according to market requirements. The 3D vessels we own are the Amadeus, the Symphony, the Orion and the Search. The low capacity 3D/2D vessels we own are the Venturer, the Princess and the Duke. We co-own the vessel Alizé and charter, with a final purchase option, the following 3D vessels: the Challenger, the Fohn and the Harmattan. The other 3D vessels we charter are the Viking Vision, the Viking Vanquish, the Viking, the Viking II and the Viking Vantage. The low capacity 3D/2D vessels we charter are the Voyager, the Pacific Titan and the Pacific Sword.

The 2D vessels are used for 2D surveys or, when required, as source vessels for more complex operations, which have higher margins, such as for wide azimuth or complex undershooting surveys.

With more vessels, we can increase our geographical coverage and minimize unproductive time by reducing vessels’ transit between areas of operation. Each vessel is equipped with geophysical recording instrumentation, digital geophysical streamer cable, cable location and geophysical data location systems, multiple navigation systems, a source control system that controls the synchronization of the energy source, and a firing system that generates the acoustic impulses. Streamer cables contain hydrophones that receive the acoustic impulses reflected by variations in the subsurface strata.

The Alizé, the Viking, the Viking II, the Viking Vantage, the Viking Vision and the Viking Vanquish are each capable of deploying eight to fourteen streamers simultaneously. The Alizé, the Challenger, the Symphony, the Viking, the Viking II, the Viking Vantage, the Viking Vision, the Viking Vanquish, the Voyager, the Princess and the Titan are equipped with solid streamers, which offer numerous advantages over fluid-filled streamers. The solid streamers allow these vessels to work in rougher seas and record more desirable frequencies with less noise and less downtime than is possible with fluid-filled streamers.

On July 2, 2007, we entered into an agreement, amended on March 14, 2008, with Eidesvik Offshore ASA for the supply of two large seismic vessels to be newly built. The two vessels will be of an extremely advanced specification, incorporating many unique features, based on the most recent X-BOWtm design of Ulstein Design AS, and will be delivered in two or three years under 12-year time charter agreements. These two high-capacity, innovative vessels are key components of our strategy of progressive fleet renewal, involving the staged retirement of the former generation of lower capacity vessels in conjunction with the introduction of these new platforms. The new vessels are purpose-designed for the efficient deployment of industry-leading Sercel solid streamer technology and configured for spreads of up to 16 long streamers, or 20 shorter streamers in high-density applications.

The following table provides certain information concerning the seismic vessels we currently operate.

		Year of	Year added	Charter	Options		#	Vessel
Vessel	Year built	upgrade	to fleet	expires	to extend(1)	2D/3D	Streamers(2)	Length(m)

Alizé	1999	n/a	1999	Mar. 2014	n/a	3D	14	100
Amadeus	1999	n/a	2001	owned	n/a	3D	8	84
Challenger	2000	2005	2005	Jun. 2010	3x1	3D	12	91
Duke	1983	1998	2005	owned	n/a	2D	1	67
Føhn	1983	1997	1985	Dec. 2008(3)	1x1	3D	8	87
Harmattan	1993	1997	1993	Dec. 2008(3)	1x1	3D	6	97
Laurentian	1983	2005	2003	Sept. 2008(4)	n/a	3D	6	85
Orion	1979	2006	2005	owned	n/a	3D	8	81
Pacific Sword	1981	2000	2007	Oct. 2009	1x3	3D	2	58
Pacific Titan	1982	1998	2005	Jun. 2009	n/a	3D	2	65
Princess	1986	2001	2005	owned	n/a	2D	3	76
Search	1982	2002	2005	owned	n/a	3D	8	98
Symphony	1988	1999	2001	owned	n/a	3D	12	121
Venturer	1986	2007	2005	owned	n/a	3D	4	90
Viking	1998	2006	2007	May 2011	2x5	3D	10	93
Viking II	1999	n/a	2007	May 2013	1x5	3D	8	93
Viking Vanquish	1999	2007	2007	Sept. 2015	2x5	3D	12	93
Viking Vantage	2002	n/a	2007	Apr. 2010	3x2	3D	10	93
Viking Vision	1993	2007	2007	Jun. 2015	2x5	3D	12	105
Voyager	2005	2006	2006	Jun. 2011	1x3	3D	4	68
M/V Discoverer 2	1992	n/a	2009	Jan. 2010	2x1	2D	1	70
M/V Malene Ostervold	1965	2007	2009	Jan. 2010	3x1	2D	2	69
M/V Bergen Surveyor	1972	1997	2009	Apr. 2011	5x1	3D	2	66
M/V Geowave Commander	1997	2006	2009	Mar. 2013	10x1	3D	10	85
M/V Geowave Champion	1994	2007	2009	Aug. 2014	10x1	3D	12	107
M/V Geowave Master	2000	2007	2009	Nov. 2013	10x1	3D	12	101
M/V Geowave Voyager	2005	2009	2009	Nov. 2015	10x1	3D	12	83
M/V Geowave Endeavor	2007	n/a	2009	Jul. 2015	5x2	3D	12	92

Notes:

(1)	In years

(2)	Tow points

(3)	Exercise of the purchase option on February 23, 2009

(4)	Not renewed upon expiry date

  Marine Multi-client Library

Our policy is generally to require a minimum share of the estimated cost of each multi-client survey to be covered by pre-commitments from clients (pre-funding) prior to commencement. We treat these multi-client projects as investments. In determining whether to undertake multi-client surveys, we consider factors that include the availability of oil and gas companies to pre-fund the survey, the location to be surveyed, the probability and timing of any future lease concessions and development activity in the area and the availability, quality and price of competing data. Once the final products are available to the market, customers license the data as-is (“after-sales”).

Multi-client survey production accounted for 34% of our high-end 3D fleet utilization in 2008. See “Item 3: Key Information — Risk Factors — Risks Related to Our Business — We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.”

The multi-client libraries provide “prospect-ready” 3D or 2D data and therefore accelerate the exploration-production process. We believe that having a high quality and well located multi-client data library is important for our ability to generate cash flow in the future. In 2008, we expanded the size and the value of our US Gulf of Mexico, Brazilian and North Sea multi-client dataset by acquiring new blocks in key areas and by imaging the subsurface with our latest processing technology. In particular, we used wide azimuth technology in the deep offshore waters of the Gulf of Mexico for improved sub-salt illumination.

In 2008, we invested €288 million (U.S.$426 million) mainly in the Gulf of Mexico but also in Brazil, in the North Sea and in Kazakhstan. Total revenues from multi-client marine seismic acquisition were €400 million (U.S.$591 million) in 2008, a 5% decrease in dollar terms from 2007.

The pre-funding level was strong at 96% while well positioned multi-client libraries benefited from increased customer interest. As of December 31, 2008, the net book value of our offshore multi-clients library was €416 million (U.S.$579 million).

In 2008, our wide-azimuth surveys in the Gulf of Mexico continued to receive a very high level of interest from all actors involved in deep water exploration. The acquisition of our Garden Bank wide-azimuth program was completed in November 2008 and our third survey (Green Canyon) commenced in December 2008 and was completed in March 2009. At that point our wide-azimuth coverage will stand at 1,452 OCS blocks, equivalent to 33,000 km2.

Multi-client after-sales in 2008 were €123 million (U.S.$182 million), driven by strong interest for our Brazil and Gulf of Mexico data libraries.

  Seabed

Marine seismic data can also be acquired on the seabed and Ocean Bottom Seismic (OBC) data is of superior quality, but because this method was cumbersome and expensive in the early days, the towed streamer method became the dominant way to collect seismic data at sea. In recent years the improvements in equipment and survey efficiency and the need for more sophisticated data have revived OBC as a viable seismic data survey method. Today, oil companies frequently consider OBC to be the best seismic method for complex and subtle reservoirs analysis. For many years, we have been a leader in OBC both in shallow and deep waters. The two most common ways to collect OBC data are by deploying a cable or by placing discrete point receivers (nodes) on the seafloor which record data before retrieval and redeployment to cover a wide area. We are currently the only company in the industry that offers both methods. Our OBC group, with its strong focus on R&D, is located in the city of Bergen, on the west coast of Norway.

Recently, another dimension has been added to seabed seismic data acquisition by trenching cables into the seafloor for permanent reservoir monitoring. An early mover in this area, we offer high-end electrical cables through Sercel and modern fiber optic cables through Optoplan, a subsidiary of Wavefield. We believe we are the only company in the industry that can offer a total package of equipment, installation, data collection, processing and reservoir characterization for permanent reservoir monitoring.

  Marine Seismic Acquisition Business Development Strategy

Marine contract.  We believe that marine seismic services constitute one of the essential pillars of a firm presence in the seismic sector and therefore want to maintain a strong position in both the 3D and 2D marine seismic segments in contract and multi-clients surveys. Historically, 2D was typically limited to pre-exploration efforts, as clients wished to have a rudimentary 2D image of an entire area in order to rapidly identify zones that justified 3D imaging. The possession of a mixed 2D/3D fleet thus becomes a strategic advantage and an essential factor in a company’s credibility with oil company clients.

The acquisition of Wavefield strengthens our fleet and operational capacity, adding eight vessels of which five are high-capacity vessels. Most of the additional vessels are recently-built and equipped with the latest Sercel solid streamer technology. The Wavefield acquisition also reinforces our operational team and expertise and brings a strong backlog with visibility well into 2009.

Marine multi-client.  We intend to take advantage of our recent vintage, well positioned seismic data library. We will actively pursue our investment in wide azimuth programs in the Gulf of Mexico.

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

We provide seismic data processing and reservoir services through our network of data processing centers and reservoir teams located around the world. We operated 40 worldwide processing and imaging centers, including 12 dedicated client centers at December 31, 2008. Contract revenues from our Processing and Imaging business line accounted for approximately 10% of our consolidated revenues in 2008.

  Data Processing Activity

We process seismic data acquired by our land and marine seismic acquisition crews as well as seismic data acquired by non-affiliated third parties. Marine seismic data has been a significant source of the growth in demand for our data processing services. In addition, we reprocess previously processed data using new techniques to improve the quality of seismic images. Demand for processing and imaging remained strong worldwide in 2008, driven by marine data volumes, especially with the rapid market adoption of wide-azimuth in the Gulf of Mexico and the growing demand for our advanced imaging capabilities.

We complement our network of international centers with both regional centers, open to all our customers, and dedicated centers that bring processing facilities within our clients’ premises. Twelve of our data processing centers are “dedicated” centers that are located in clients’ offices. We believe that these dedicated centers are responsive to the trend among oil and gas companies to outsource processing work. Each of the principal computers used at our centers is leased for a period of approximately two years, permitting us to upgrade to more advanced equipment at the time of renewal.

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

We have groups of scientists available to perform advanced geophysical and geological interpretation on a contract basis. These experts work around the world, using third party and our own proprietary software to create subsurface models for our clients and advise them on how best to exploit their reservoirs. Their work is related to exploration as well as production activities. Convergence of CGG and Veritas legacy software technology is on track with full synergy expected in 2009.

Additionally, we license our proprietary Hampson-Russell software to companies desiring to do their own geophysical interpretation.

  Data Processing Business Development Strategy

Our position in data processing and imaging as well as the skills and reputation of our experts and geoscientists make us the industry benchmark in this segment. Our strategy for the Processing and Imaging business line is to enhance our particular competences in advanced technologies such as depth imaging, wide azimuth, 4D processing and reservoir characterization as well as to reinforce our close links with clients through dedicated centers.

Equipment

We conduct our equipment development and production operations through Sercel and its subsidiaries. We believe Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and offshore seismic markets. Sercel is operated as an independent division and makes most of its sales to purchasers other than CGGVeritas. Sercel currently operates seven seismic equipment manufacturing facilities, located in Nantes and Saint Gaudens in France, Houston, Singapore, Alfreton in England, Larbert in Scotland and Calgary. In China, Sercel operates through Sercel-JunFeng Geophysical Equipment Co Ltd (“JunFeng”), based in Hebei (China), in which Sercel acquired a 51% equity stake in 2004 and through Xian-Sercel a manufacturing joint venture with BGP, in which Sercel holds a 40% interest. In addition, three sites in Toulouse, Les Ulis and Brest (France) are dedicated to borehole tools and submarine acoustic instrumentation, respectively.

In 2008, Sercel had record revenues of €832 million (U.S.$1,209 million), a 12% increase in dollar terms from 2007 (€789 million or U.S.$1,080 million). Sercel represented 29% of our consolidated revenue in 2008.

We estimate that the equipment market increased by around 7% in 2008, driven by the marine equipment market while the land equipment market remained flat. Sercel’s market share in the seismic equipment market is estimated at around 60%.

  Sercel Activity

Sercel offers and supports worldwide a complete range of geophysical equipment for seismic data acquisition, including seismic recording equipment, software and seismic sources, and provides its clients with integrated solutions. Sercel’s principal product line is seismic recording equipment, particularly the 400 family of recording systems, the 408UL and the 428XL.

The 428XL was launched on November 2005 as a successor to the 408UL system. We believe that our 400 product series represents the market standard. The 428XL continues the characteristics that made the 408 a success, such as an evolutive architecture and the option of mixing different communication media (cable, radio, micro-wave, laser, fiber-optic) to form a true network allowing the user to define data routing and hence avoid obstacles in the field. In addition, the 428 XL offers enhanced possibilities in high density and multi-component land acquisition and is compatible with 408 field equipment.

Like the 408 system, the 428 system can be used with the digital sensor unit (DSU) featuring three component digital sensors based on the MicroElectroMechanicalSystem (MEMS). Sercel enhanced its product range in September 2006 by acquiring Vibration Technology Ltd., a Scottish company specialized in wireless acquisition systems.

Sercel is also a market leader for vibroseismic vehicles. Sercel’s latest vibrator family, called Nomad, offers high reliability and unique ergonomic features. Nomad is available with either normal tires or a tracked drive system. The track drive system allows Nomad vibrators to operate in terrain not accessible to vehicles with tires. In sand dunes or arctic conditions, this can improve crew productivity. In particular, the Nomad 90 is capable of exerting a peak force 90,000 pounds and is believed to represent the heaviest vibrator on the market.

The Seal, our marine seismic data recording system, capitalizes on the 408 architecture and on our many years of experience in streamer manufacturing. The Seal is currently the sole system with integrated electronics. In 2005, Sercel launched the Sentinel solid streamer, a new product in its Seal line that is the outcome of the technological synergies realized in recent acquisitions. We estimate that Sentinel cables are used to equip a majority of new seismic vessels. In November 2006, Sercel launched SeaRay®, an ocean bottom cable offered under several configurations for depth of 100 to 500 meters. This cable is based on the 400 family acquisition systems technology and integrates DSU 3 components.

The marine range of products has been further improved with the launch of SeaProNavtm, a navigation software allowing the real-time positioning for streamers and Nautilustm, a totally integrated system for positioning seismic streamers and sources.

In addition to recording systems, Sercel develops and produces a complete range of geophysical equipment for seismic data acquisition and other ancillary geophysical products such as geophones, cables and connectors. Sercel significantly expanded its product range and increased its market share in the seismic equipment industry with the acquisitions of GeoScience Corporation in December 1999 and Mark Product in 2000. In October 2003, Sercel acquired Sodera S.A., a leading provider of air gun sources used mainly in marine seismic data acquisition. In January 2004, Sercel acquired a division of Thales Underwater Systems Pty Ltd. that develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. The acquisition of a 51% stake in JunFeng, based in China, in January 2004 reinforced our manufacturing capabilities for geophone, cables and connectors, as well as our presence on the Chinese seismic market. Both Thales’ seismic equipment business and JunFeng have been consolidated within the CGG group from January 2004. In addition, through the acquisitions of Createch and Orca in 2004, Sercel is continuing its expansion while strengthening its position in two areas with perceived growth potential: sea-floor seismic systems and borehole seismic tools. In September 2006, Sercel acquired Vibration Technology Ltd, a Scottish company specialized in wireless systems. In May, 2008, Sercel acquired Metrolog, specialized in down-hole gauges, and in December 2008, Sercel acquired Quest Geo Solutions, an UK company focusing on navigation software.

As a result of these acquisitions, Sercel is a market leader in the development and production of both marine and land geophysical equipment. It is a global provider for the seismic acquisition industry with a balanced industrial position in terms of both product range and geographical presence.

  Equipment Business Development Strategy

Our strategy for the Equipment segment is to:

•	use continuous and intensive R&D efforts, combined with dedicated business acquisitions, to expand Sercel’s range of products, improve its existing technology and strengthen its leading position in the geophysical equipment market; and

•	maintain Sercel’s leading position in the seismic data equipment market by capitalizing on growth opportunities resulting from the strength of its current product base, the application of new technologies in all of its products as well as from its diversified geographical presence, including in emerging markets.

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

Intellectual Property

We continually seek the most effective and appropriate protection for our products, processes and software and, as a general rule, will file for patent, copyright or other statutory protection whenever possible. Our patents, trademarks, service marks, copyrights, licenses and technical information collectively represent a material asset to our business. However, no single patent, trademark, copyright, license or piece of technical information is of material importance to our business when taken as a whole. As of December 31, 2008, we held or had applied for 165 patents in respect of different products and processes worldwide. The duration of these patents varies from four to 20 years, depending upon the date filed and the duration of protection granted by each country.

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

  Land

The land seismic market is extremely fragmented and characterized by intense price competition. The entrance of a significant number of local competitors, mostly Chinese, seeking to expand their international market share beginning in 2000 has driven down prices in this sector and decreased the market share of established participants. In addition, certain very active services markets, such as China and Russia, are not practically accessible to international services providers like us. In addition to CGGVeritas, the other significant service providers in the land seismic market are Western Geco and BGP. We believe that technology, quality of services and price are the principal bases of competition in this market, as well as relationships with local service providers, which are important, as is experience in unusual terrain. Volume in the land seismic market increased by almost 10% in 2008 with a positive, but moderate, impact on market prices.

  Marine

The offshore sector has four leading participants: WesternGeco, PGS, Fugro and CGGVeritas. From 1999 to mid-2004, the offshore market experienced excess supply, which put downward pressure on prices. Because of the high fixed costs in this sector, excess supply was not reduced by operators but rather channeled into multi-client libraries. With supply flat since 2003, however, and demand increasing gradually until mid-2004 and more rapidly thereafter, prices recovered significantly in this market. The market upturn was confirmed in the second half of 2005 with a continuous increase of exclusive volumes and sales from the multi-client existing libraries. We estimate the number of large 3D vessels (six or more streamers) at around 60 vessels at the end of 2008, which was originally expected to grow to 74 vessels by the end of 2009 and 85 vessels in 2010. The current financial crisis and industry consolidation (such as our recent acquisition of Wavefield), may lead to of the number of vessels in the market being fewer than expected, partly due to vessel retirements. We believe that the supply / demand equilibrium should remain largely stable because 85% of the 3D worldwide fleet is concentrated among the four main players and they should adjust capacity in line with demand. The offshore market increased by approximately 20% in 2008 including a positive impact on market price, and was driven mostly by growth in the marine acquisition contract segment.

  Processing

The processing sector is led by Western Geco and CGGVeritas. This market is characterized by greater client loyalty than the acquisition sector, as evidenced by the presence of processing centers on client premises. Processing capacity has multiplied in recent years as a result of improvements in computing technology. This increase in computing power has allowed improved processing and the use of more complex and accurate algorithms. We estimate that the processing market increased by 10% in 2008.

  Equipment

Our principal competitor for the manufacture of seismic survey equipment is Ion Geophysical Inc. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market, as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customer support services. The volume of sales in the seismic equipment market increased by around 7% in 2008, mainly driven by demand for marine equipment, while the land market remained flat.

Organizational Structure

We are the parent company of the CGGVeritas group. Our principal subsidiaries are as follows:

	Jurisdiction of		% of
Subsidiary	Organization	Head office	interest

Sercel S.A.	France	Carquefou, France	100.0
CGGVeritas Services SA	France	Massy, France	100.0
CGGVeritas Services Holding B.V	Netherlands	Amsterdam, Netherlands	100.0
Wavefield Inseis ASA	Norway	Bergen, Norway	100.0
CGG Americas, Inc.	United States	Houston, Texas, United States	100.0
CGG Marine Resources Norge A/S	Norway	Hovik, Norway	100.0
Companía Mexicana de Geofisica	Mexico	Mexico City, Mexico	100.0
CGG do Brasil Participaçoes Ltda.	Brazil	Rio de Janeiro, Brazil	100.0
CGGVeritas Services (Norway) AS	Norway	Oslo, Norway	100.0
Sercel Inc.	United States	Tulsa, Oklahoma, United States	100.0
CGGVeritas Services Holding (U.S.) Inc.	United States	Delaware, United States	100.0

In 2008, to streamline operations and realize other benefits, we reorganized our Services segment by moving several of our subsidiaries, including CGGVeritas Services Holding (U.S.) Inc. and CGG Americas, Inc., to CGGVeritas Services Holding B.V., a newly-formed subsidiary organized under the laws of the Netherlands.

Property, Plant and Equipment

The following table sets forth certain information relating to the principal properties of CGGVeritas group :

				Lease
			Owned/	expiration
Location	Type of facilities	Size (m2)	Leased	date

Paris, France	Headquarters of the CGGVeritas SA	1,655	Leased	2015
Massy, France	Headquarters of CGGVeritas Services SA	9,174	Owned	2016
Massy, France	Data processing centre	7,371	Owned	2016
Oslo, Norway	Data processing center CGG Services Norge (branch) and Offices of CGG Marine Resources Norge AS	1,978	Leased	2013
Bergen, Norway	Offices of CGGVeritas Services (Norway) AS	2,162	Leased	2012
Crawley, England	Manor Place Offices of Veritas DGC Ltd. and Data processing center	1,860	Leased	2010
Crawley, England	Crompton Way Offices of Veritas DGC Ltd. and Data processing center	7,570	Leased	2028
Redhill, England	Administrative offices and Operations Computer Hub	2,095	Leased	2010
Geneva Switzerland	CGGVeritas International Head Office	606	Leased	2017
Lagos, Nigeria	Registered office of CGG (Nigeria) Ltd and non-registered office of Veritas Geophysical (Nigeria) Ltd	800	Leased	2010
Cairo, Egypt	Data processing center	2,653	Owned	N/A
Mumbai, India	Offices and Data processing center	921	Leased	2011
Kuala Lumpur, Kuching, Malaysia	Offices of Geophysical Services and Data processing center	1,924	Leased	2008 / 2010
Singapore	Offices of Veritas Geophysical (Asia Pacific) Pte Ltd and Data processing center	4,996	Leased	2019
Jakarta, Indonesia	Offices of PT Veritas DGC Mega Pratama	337	Leased	2009
Perth, Australia	Offices of Veritas DGC Australia Pty Ltd	1,580	Leased	2009
Calgary, Canada	Offices of CGGVeritas Services (Canada) Partnership and Hampson Russell Ltd Partnership	9,273	Leased	2015
Calgary, Canada	Land Operation (Canada) offices	3,995	Leased	2014
Houston, Texas, U.S.A.	Principal executive offices of CGGVeritas Service (U.S.) Inc	29,536	Leased	2020
Villahermosa, Mexico	Offices of Companía Mexicana de Geofisica	1,200	Leased	2009
Rio de Janeiro, Brazil	Offices of CGG Do Brazil	4,320	Leased	2009 / 2010
Carquefou, France	Sercel factory. Activities include research and	23,318	Owned
	development relating to, and manufacture of,
	seismic data recording equipment
Saint Gaudens, France	Sercel factory. Activities include research and	16,000	Owned
	development relating to, and manufacture of,
	geophysical cables, mechanical equipment and
	borehole seismic tools
Houston, Texas, U.S.A.	Offices and manufacturing premises of Sercel	24,154	Owned
Xu Shui, China	Activities include research and development	59,247	Owned
	relating to, and manufacture of, geophones
WAVEFIELD
Bergen, Norway	Offices of CGGVeritas Services	7,648	Leased	2019
	Norway/Wavefield Inseis ASA
Lysaker, Norway	Offices of CGGVeritas Services	667	Leased	2010
	Norway/Wavefield Inseis ASA

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

Efforts to improve safety and environmental performance over the last few years continued as some procedures were strengthened and others implemented to increase awareness among personnel and subcontractors, including obligatory regular meetings in the field and onboard. A comprehensive Health, Safety and Environment management system, placing particular emphasis on risk management, has been in place for many years, covering all activities and is continuously adapted for each segment. It is now fully integrated into a sustainable development program called PRISM (People Responsibility Integrated Sustainable Management) which is in place company-wide.

Legal Proceedings

From time to time we are involved in legal proceedings arising in the normal course of our business. We do not expect that any of these proceedings, either individually or in the aggregate, will result in a material adverse effect on our consolidated financial condition or results of operations.

On October 20, 2006, a complaint was filed against CGG’s subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products that include micro electromechanical systems (MEMS) infringe a U.S. patent allegedly owned by the plaintiff. The plaintiff has requested a permanent injunction prohibiting Sercel Inc. from making, using, selling, offering for sale or importing the equipment in question into the United States. In addition, the plaintiff has requested damages based on lost profits in the amount of U.S.$14,672,261 plus prejudgment interest of U.S.$775,254. In the alternative, the plaintiff is requesting damages based on a reasonable royalty in the amount of U.S.$6,185,924 plus prejudgment interest of U.S.$374,898. Sercel is confident that the products in question do not infringe any valid claims under the patent in question and intends to contest this claim vigorously. During 2008, the discovery process was completed and the Court provided a claim construction opinion. The Court has found that three of the seven of the patent claims are invalid for indefiniteness and one claim is not infringed. We do not believe this litigation will have a material adverse effect on our financial position or results of operations. Accordingly, no provision has been recorded in our consolidated financial statements, except for the fees related to preparing the defence.

On July 7, 2008, we brought suit against Arrow Seismic ASA in order to seek compensation for the loss we suffered (approximately U.S.$70 million at the date of the claim) following Arrow Seismic ASA’s withdrawal from negotiations for the construction of a 3D seismic vessel. The negotiations were terminated after Arrow Seismic ASA was acquired by PGS. Discussions between us and Arrow Seismic ASA were at such an advanced stage that, in the Group’s view, the parties were contractually committed. A judgement was rendered on April 8, 2009 in favour of Arrow Seismic ASA. CGGVeritas has decided not to appeal.

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

Operating Results

The following operating and financial review and prospects should be read in conjunction with our consolidated annual financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the European Union on December 31, 2008.

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, including changes in exchange rates, particularly the value of the euro against the dollar, and changes in oil prices, which are also generally denominated in dollars. See “Trend Information” and “Geophysical market environment” herein.

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

In order to present trends in our business that may be obscured by currency fluctuations, we have converted certain euro amounts in this Operating and Financial Review and Prospects into U.S. dollars. Converted figures are presented only to assist the reader in understanding our results and are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated results. See “Trend Information — Currency Fluctuations” below.

Unless otherwise indicated, balance sheet data expressed in U.S. dollars have been converted from euros at the exchange rate on the relevant balance sheet date, and income statement data in U.S. dollars have been converted from euros at the average exchange rate for the relevant year. The exchange rates as of December 31, 2006, 2007 and 2008 were U.S.$1.3170, U.S.$1.4721 and U.S.$1.3917, respectively, per euro, and the average exchange rates for the years 2006, 2007 and 2008 were U.S.$1.2561, U.S.$1.3692 and U.S.$1.4793, respectively, per euro.

  Geophysical Market Environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

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

See “Item 4: Information on the Company — Industry Conditions” for a discussion of developments in the geophysical Industry.

  Acquisitions and disposals

Acquisitions and disposals have had a significant impact on our year-on-year revenues. Recent acquisitions and disposals have included:

  During 2008

•	Wavefield-Inseis

On November 25, 2008, we launched a voluntary exchange offer to acquire 100% of the share capital of Wavefield-Inseis ASA (“Wavefield”). We offered Wavefield shareholders one newly issued CGGVeritas share for every seven Wavefield shares. A total of 90,480,237 shares were tendered in the offer, representing 69.9% of the share capital of Wavefield. In consideration of the Wavefield shares tendered to the offer, we issued 12,925,743 new shares on December 18, 2008. The fair value of those issued shares amounted to €139.0 million.

On December 30, 2008, we launched a mandatory public offer for the remaining 38,903,024 outstanding shares (i.e, 30.1% of the share capital) as well as for the 2,892,875 shares that could result from the exercise of stock options. The offer price calculated in accordance with the provisions of Chapter VI of the Norwegian Securities Trading Act amounted to NOK 15.17 per share to be paid in cash. At the end of this mandatory offer period, which expired on January 27, 2009, we acquired 37,043,013 additional shares for a total of 98.6% of Wavefield’s share capital. We then launched a squeeze-out process for the remaining outstanding shares of Wavefield at a price of NOK 15.17 per share to be paid in cash. As of February 13, 2009, we owned 100% of Wavefield’s share capital. Wavefield was de-listed from the Oslo Bors on February 16, 2008.

The total consideration for the acquisition in our financial statements, including the remaining 30.1% acquired in February 2009, was €206.6 million (US$287.6 million). The minority interest outstanding as of December 31, 2008 was treated like a put option by the shareholders (because of an obligation to conduct a mandatory public offer) and was recognized as financial debt at the fair value of the put option for an amount of €62.1 million as of December 31, 2008.

Total direct transaction costs related to the acquisition (including advisory fees and legal fees) amounted to €5.5 million and were recognized as part of the cost of the acquisition.

•	Quest Geo Solutions

On December 12, 2008, Sercel acquired Quest Geo Solutions Ltd (“Quest”), a UK-based company, for a price of €5.1 million (GBP3 million, with an additional GBP1 million that will be paid in 2011 provided a certain level of revenues is achieved). Quest is specialized in navigation software for the seismic industry and was already cooperating with Sercel with respect to its SeaProNav products at the date of the acquisition. The purchase price allocation resulted in a preliminary goodwill of €2.8 million.

•	Metrolog

On May 26, 2008, Sercel acquired Metrolog, a privately held company, for €25.7 million paid in cash (including legal fees). Metrolog is a leading provider of high-pressure, high-temperature gauges and other downhole instruments to the oil and gas industry. The purchase price allocation resulted in preliminary goodwill of €14.3 million.

•	Ardiseis

On June 25, 2008, in conjunction with the Oman business transfer from Veritas DGC Ltd to Ardiseis, we subscribed to the increase of 805 shares in the capital of its subsidiary Ardiseis, and sold 407 Ardiseis shares to Industrialization & Energy Services Company (TAQA) for a total consideration of U.S.$11.8 million. At the end of this transaction the Group’s interest in Ardiseis remained unchanged at 51%.

  During 2007

•	Veritas

  Merger consideration

On September 4, 2006, CGG entered into a definitive merger agreement with Veritas to acquire Veritas in a part cash, part stock transaction. The merger was completed on January 12, 2007. The combined company was renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGGVeritas”.

At the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was U.S.$85.50 and the per share stock consideration was 2.0097 CGGVeritas ADSs upon the election of Veritas’ shareholders.

Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:

•	33,004,041 of the shares, or 81.7%, had elected to receive cash,

•	5,788,701 of the shares, or 14.3%, had elected to receive CGG ADSs; and

•	1,627,741 of the shares, or 4.0%, did not make a valid election.

Stockholders electing cash received, on average, 0.9446 CGGVeritas’ ADSs and U.S.$45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGGVeritas’ ADSs per share of Veritas common stock. In aggregate, approximately U.S.$1.5 billion and approximately 46.1 million shares represented by ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of CGGVeritas’ ADS at U.S.$40.5 on January 12, 2007, the total consideration of the merger amounted to approximately €2.7 billion (U.S.$3.5 billion).

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

On June 29, 2007 we prepaid U.S.$100 million of the term loan B facility. We prepaid an additional U.S.$50 million on December 12, 2008.

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

•	Geomar

Geomar is a subsidiary, owned 49% by CGGVeritas and 51% by Louis Dreyfus Armateurs (“LDA”), that has owned the seismic vessel Alizé since March 29, 2007. On April 1, 2007, Geomar entered into a new charter agreement with LDA and LDA entered into a new charter agreement with CGG Services. Additionally, on April 10, 2007, CGG Services acquired a call right and LDA a put on the 51% stake of Geomar held by LDA. In light of the risks and benefits related to these new agreements for CGGVeritas, Geomar has been fully consolidated in our financial statements since April 1, 2007. Prior to that date, Geomar was accounted for under the equity method.

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

On June 24, 2006, Industrialization & Energy Services Company (TAQA), our long term Saudi Partner in Arabian Geophysical and Surveying Company (“Argas”), acquired, for €16.8 million, 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East, and we maintained a 51% interest. CGG Ardiseis, renamed Ardiseis, whose headquarters are located in Dubai, provides its clients with the complete range of land and shallow water acquisition services. As part of our agreement with TAQA, Ardiseis activities in the Gulf Cooperation Council countries are operated by Argas.

•	Cybernetix

On July 10, 2006, Sercel acquired a 20% interest (17% of voting rights) in the French listed company Cybernetix, a specialist in robotics, with the aim of strengthening our technical partnership with Cybernetix in offshore oil equipment, and an additional 1% interest by the end of the year 2006. The aggregate consideration for the transactions was €4.0 million.

•	Vibtech

On September 28, 2006, Sercel acquired the Scottish company Vibration Technologies Limited (“Vibtech”), pioneer in the use of advanced wireless technologies for seismic recording. The Unite system, and field trials of this new generation equipment, which have attracted interest from both oil companies and seismic contractors, is a unique, versatile product capable of recording and transmitting data in a stand alone or real time mode, enabling quality control while recording and is capable of handling thousands of channels. Use of new transmission technologies also reduces limitations inherent to radio frequencies. We expect that the combination of Sercel expertise in seismic recording and new skills arising from Vibtech’s development group will help expand the capabilities of the Sercel portfolio of products and integrate advanced wireless technology with its latest generation products. The cash consideration was €49.5 million (GBP 33.3 million) and our valuation of the technological assets purchased was €11.6 million more (GBP 7.8 million), which led us to record goodwill of €35.6 million. The cash acquired was in an amount of €1.3 million (GBP 0.9 million).

  Backlog

Backlog estimates are based on a number of assumptions and estimates, including assumptions as to exchange rates between the euro and the U.S. dollar and estimates of the percentage of completion contracts. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Backlog for our Services segment represents the revenues it expects to receive from commitments for contract services it has with its customers and, in connection with the acquisition of multi-client data, represents the amount of pre-sale commitments for such data. Backlog for our Equipment segment represents the total value of orders it has received but not yet fulfilled.

Our backlog for our Services and Equipment segments, as of February 1, 2009 was U.S.$1.98 billion (U.S.$1.6 billion for the Services segment and U.S.$344 million for the Equipment segment excluding intra-group sales with CGGVeritas).

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

Year ended December 31, 2008 compared with year ended December 31, 2007

  Operating revenues

The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Year ended December 31,
	2008			2007
	€	U.S.$(1)%		€	U.S.$(1)%
	(in millions of euros, except percentages)

Land	454.4	672.2	18%	461.3	631.6	19%
Marine	1,112.7	1,646.1	43%	986.4	1,350.6	41%
Processing and Imaging	270.2	399.5	10%	263.3	360.5	11%
Merger adjustment(2)				(16.5)	(22.6)
Total Services	1,837.3	2,717.8	71%	1,694.5	2,320.0	71%
Equipment(3)	765.2	1,110.3	29%	679.6	930.5	29%
Elimination and adjustments		21.7

Total	2,602.5	3,849.8	100%	2,374.1	3,250.7	100%

Notes:

(1)	Dollar amounts represent euro amounts converted at the average exchange rate of U.S.$1.479 per € in 2008 and of U.S.$1.369 per € in 2007, except for the Equipment segment in 2008.

(2)	Elimination of January 1 to January 12, 2007 operating revenues since the merger with Veritas was effective on January 12, 2007.

(3)	Dollar amounts for the Equipment segment reflect the management reporting figures. The exchange differences between management reporting in U.S.$ and consolidated financial statements converted into U.S.$ are included in the line “Elimination and adjustments”.

Our consolidated operating revenues for the year ended December 31, 2008 increased 10% to €2,602.5 million from €2,374.1 for 2007. Expressed in U.S. dollars, our consolidated operating revenues increased 18% to U.S.$3,849.8 million for the year ended December 31, 2008 from U.S.$3,250.7 million for 2007. This growth was driven mainly by our Equipment segment and marine performance. The euro and dollar figures for the year ended December 31, 2007 are after elimination of U.S.$22.6 million in 2007 Veritas revenues between January 1 and January 12, 2007, the effective date of the merger of CGG and Veritas.

  Services

Operating revenues for our Services segment increased 8% to €1,837.3 million for the year ended December 31, 2008 from €1,694.5 million for 2007 and increased 17% in U.S. dollar terms. This growth was mainly supported by a strong increase in marine contract combined with high utilization rates and continued interest in our wide-azimuth data library in the Gulf of Mexico, as well as a growing preference for our high-end land acquisition and imaging services.

     Marine

Operating revenues from our Marine business line for the year ended December 31, 2008 increased 13% to €1,112.7 million from €986.4 million for 2007 and increased 22% in U.S. dollar terms.

Contract revenues increased 34% to €712.9 million for the year ended December 31, 2008 from €531.2 million for 2007 and increased 45% in U.S. dollar terms. Our fleet availability and production rate in 2008 were 92% and 88%, respectively, and 66% of our high end 3D fleet operated on exclusive contracts. Contract revenues accounted for 64% of marine revenues for the year ended December 31, 2008 compared to 54% for 2007.

Multi-client marine data library revenues decreased 12% to €399.8 million for the year ended December 31, 2008 from €455.2 million for 2007 and decreased 5% in U.S. dollar terms. Four vessels were active in the Gulf of Mexico and the North Sea in our core areas. Prefunding was €276.9 million for the year ended December 31, 2008 with a prefunding rate of 96% driven by sales of our wide-azimuth programs compared to €230.2 million for 2007. After-sales decreased 45% to €122.9 million for the year ended December 31, 2008 from €225.0 million for the year ended December 31,2007.

     Land

Operating revenues from our Land business line decreased 2% to €454.4 million for the year ended December 31, 2008 from €461.3 million for 2007 and increased 6% in U.S. dollar terms.

Contract revenues increased 7% to €350.3 million in the year ended December 31, 2008 from €327.1 million for 2007 and increased 16% in U.S. dollar terms. We continued to focus on key areas and had an average of 22 crews operating worldwide in both 2007 and 2008, including Argas crews in Saudi Arabia.

Multi-client land data library revenues decreased 22% to €104.1 million for the year ended December 31, 2008 from €134.2 million for the comparable period of 2007 and decreased 16% in U.S. dollar terms. Prefunding was €41.0 million with a prefunding rate of 74% for the year ended December 31, 2008 compared to €69.5 million for 2007. After-sales were €62.9 million for the year ended December 31, 2008 compared to €64.8 million for 2007.

  Processing and Imaging

Operating revenues from our Processing and Imaging business line increased 3% to €270.2 million for the year ended December 31, 2008 from €262.9 million for 2007 and increased 11% in U.S. dollar terms. This increase resulted from a growing preference for our high-end depth imaging technologies, leading to increased direct awards and the renewal of dedicated centers.

  Equipment

Operating revenues for our Equipment segment increased 6% to €832.1 million for the year ended December 31, 2008 from €788.5 million for 2007. In U.S. dollar terms, revenues increased 12% to U.S.$1,209.1 million for the year ended December 31, 2008 from U.S.$1,079.5 million for 2007.

Operating revenues (excluding intra-group sales) increased 12% to €765.2 million from €679.6 million for 2007 and increased 19% in U.S. dollar terms. Throughout the year, increasing demand for high-resolution, high-productivity seismic, particularly in land, and increasing demand for Sentinel solid streamers drove our operating revenues.

  Operating Expenses

Cost of operations, including depreciation and amortization, increased 6% to €1,722.5 million for the year ended December 31, 2008 from €1,622.3 million for 2007, due to increased activity. As a percentage of operating revenues, cost of operations decreased to 66% for the year ended December 31, 2008 from 68% for 2007. Gross profit increased 17% to €881.7 million for the year ended December 31, 2008 from €753.0 million for 2007, representing 34% and 32% of operating revenues, respectively.

Research and development expenditures, net of government grants, decreased 15% to €43.8 million for the year ended December 31, 2008 from €51.3 for 2007, representing approximately 2% of operating revenues for both periods. Gross research and development expenditures were stable at 2.6% of operating revenues.

Selling, general and administrative expenses, before share-based compensation, increased 10% to €232.3 million for the year ended December 31, 2008 from €210.4 million for 2007. Share based compensation expense increased to €23.8 million for the year ended December 31, 2008 from €20.6 million for 2007.

As a percentage of operating revenues, selling, general and administrative costs were stable at 10% for the years ended December 31, 2008 and 2007.

Other expenses amounted to €36.4 million for the year ended December 31, 2008 compared to other revenues of €18.4 million for the year ended December 31, 2007 primarily due to an impairment loss of €22.6 million recognized on our investment in OHM, the unfavorable impact of €9.3 million on hedging activity and restructuring reserves of €3.3 million for the shut down of Sercel Australia. The costs incurred and assets scrapped due to the loss of propulsion incident on the Symphony in April, 2008, were entirely offset by an insurance indemnity of €13 million.

Other revenues in 2007 included primarily gains on foreign exchange hedging activities.

  Operating Income (Loss)

Our operating income increased 11% to €540.6 million for the year ended December 31, 2008 from €489.1 million for 2007 and increased 19% in U.S. dollar terms as a result of the factors described above.

Goodwill for the year ended December 31, 2008 was reduced by €4.8 million as a result of the use of Veritas foreign carry forward losses existing prior to the merger and not recognized as an asset. This reduction of goodwill offsets the symmetrical tax credit recorded in the line item “Other income taxes”.

Operating income for our Services segment increased 16% to €353.0 million for the year ended December 31, 2008 from €304.9 million for 2007 (and increased 25% in U.S. dollar terms to U.S.$522.2 million from U.S.$417.5 million).

Operating income from our Equipment segment increased slightly to €268.1 million for the year ended December 31, 2008 from €266.2 million for 2007 (and increased 6% in U.S. dollar terms to U.S.$386.4 million from U.S.$364.4 million).

  Financial Income and Expenses

Cost of net financial debt decreased 23% to €83.8 million for the year ended December 31, 2008 compared to €109.1 million for 2007. This decrease was mainly due to a favorable effect of the U.S.$/€ exchange rate on our cost of financial debt. In addition, in 2007 we recognized a U.S.$10 million amortization expense for the issuing fees for our U.S.$1.6 billion bridge loan facility entered into to finance the cash portion of the Veritas merger consideration.

Other financial loss amounted to €11.5 million for the year ended December 31, 2008 compared to a loss of €5.2 million for 2007. This increase was attributable to net foreign exchange losses generated by strong currency fluctuations at the end of 2008.

  Equity in Income (Losses) of Affiliates

Income from investments accounted for under the equity method decreased to €3.0 million for the year ended December 31, 2008 from €4.2 million for the year ended December 31, 2007 mainly due to a €2.7 million impairment loss recognized on our Cybernetix investment.

Income from investments accounted for under the equity method corresponds notably to our share in the income of Argas, our joint venture in Saudi Arabia.

  Income Taxes

Income taxes decreased 16% to €108.3 million for the year ended December 31, 2008 from €129.4 million for the comparable period of 2007. The effective tax rate was 24% and 35% for the year ended December 31, 2008 and 2007 respectively.

Before deferred tax on currency translation, the effective tax rate was 23% and 37% for the year ended December 31, 2008 and 2007, respectively. This decrease was mainly due to the French tax credit generated from the internal disposals of investment performed as part of Services segment legal reorganization.

  Net Income

Net income increased 36% to €340.0 million for the year ended December 31, 2008 from €249.6 million for 2007 as a result of the factors discussed above.

Year ended December 31, 2007 compared with year ended December 31, 2006

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

	Year ended December 31,
	2007		2006
	€	%	€	%
	(in millions of euros or U.S. dollars except percentages)

Land	461.3	19%	119.1	9%
Marine	986.4	41%	533.3	40%
Processing and Imaging	263.3	11%	139.7	11%
Merger adjustment(1)	(16.5)
Total Services	1,694.5	71%	792.1	60%
Equipment	679.6	29%	537.5	40%

Total	2,374.1	100%	1,329.6	100%

Note:

(1)	The merger with Veritas was effective on January 12, 2007. The revenue figures for the Land, Marine and Processing and Imaging business lines in 2007 above are comprised of Services segment business line revenues for each of CGG and Veritas from and including January 1, 2007. We have consequently eliminated from this total Veritas revenues an amount of €16.5 million (U.S.$22.6 million) attributable to 2007 Veritas revenues between January 1 and January 12, 2007. Because our internal reporting systems did not permit us to identify the CGGVeritas Services segment business lines to which such twelve days of Veritas revenues should be allocated, we have eliminated such twelve days of revenues.

Our consolidated operating revenues for the year ended December 31, 2007 increased to €2,374.1 million from €1,329.6 million for 2006. This increase resulted from our merger with Veritas and increases in revenues for all our activities.

     Services

Operating revenues for our Services segment, not including €16.5 million in Veritas’ operating revenues for the first twelve days of January 2007 prior to the merger, increased to €1,694.5 million for the year ended December 31, 2007 from €792 million for 2006, driven by the Veritas merger, strengthening market conditions, continued upward price mobility, our 83% vessel utilization rate and growing demand for multi-client data.

     Marine

Operating revenues from our Marine business line for the year ended December 31, 2007 increased to €986.4 million from €533.3 million for 2006.

Contract revenues increased to €531.2 million in the year ended December 31, 2007 from €315.4 million for 2006. Two large high-capacity 3D seismic vessels joined the fleet, the Vision in early July and the Vanquish in late November 2007. We upgraded two 2D seismic vessels to 3D (4 streamer configurations) and upgraded the seismic vessel Geo-Challenger to 12 streamers. Contract revenues accounted for 54% of marine revenues for the year ended December 31, 2007 compared to 59% for 2006.

Multi-client marine data library revenues increased to €455.2 million for the year ended December 31, 2007 from €217.8 million for 2006. Prefunding was €230.2 million for the year ended December 31, 2007 compared to €84.3 million for 2006. Forty percent of our 3D fleet operated on multi-client programs mainly in the Gulf of Mexico and in Brazil. After-sales were €225 million for the year ended December 31, 2007 compared to €133.2 million for 2006.

     Land

Operating revenues from our Land business line increased to €461.3 million for the year ended December 31, 2007 from €119.1 million for 2006.

Contract revenues increased to €327.1 million in the year ended December 31, 2007 from €119.1 million for 2006. We continued to focus on key areas where we believe our local excellence is widely acknowledged. Including Argas, we had an average of 22 crews operating worldwide.

Multi-client land data library revenues were €134.2 million for the year ended December 31, 2007. Prefunding was €69.5 million and after-sales were €64.8 million for the year ended December 31, 2007. We had no multi-client data library revenues in the year ended December 31, 2006.

     Processing and Imaging

Operating revenues from our Processing and Imaging business line increased to €262.9 million for the year ended December 31, 2007 from €139.7 million for 2006. Global demand for sophisticated imaging services continued to strengthen, driven by the growing volume of land and marine data.

     Equipment

Operating revenues for our Equipment segment increased to €788.5 million for the year ended December 31, 2007 from €610.0 million for 2006.

Operating revenues (excluding intra-group sales) increased to €679.6 million from €537.5 million for 2006. Growth was driven by a very strong demand for land seismic equipment and a sustained level of demand for marine equipment.

Operating Expenses

Cost of operations, including depreciation and amortization, increased to €1,622.3 million for the year ended December 31, 2007 from €890.0 million for 2006, due to the Veritas merger and increased activity. As a percentage of operating revenues, cost of operations was 68% for the year ended December 31, 2007 and 67% for 2006. Gross profit increased to €753.0 million for the year ended December 31, 2007 from €441.4 million for 2006, representing 32% and 33% of operating revenues, respectively.

Research and development expenditures increased to €51.3 million for the year ended December 31, 2007 from €37.7 million for 2006, representing 2% of operating revenues in both years.

Selling, general and administrative expenses, excluding share-based compensation, increased to €210.4 million for the year ended December 31, 2007 from €126.4 million for 2006. Share based compensation expense increased to €20.6 million for the year ended December 31, 2007 from €7.4 million for 2006.

As a percentage of operating revenues, selling, general and administrative costs were stable at 10% for the years ended December 31, 2007 and 2006.

Other revenues increased to €18.4 million for the year ended December 31, 2007 from €11.7 million for 2006. Other revenues in 2007 included primarily gains on foreign exchange hedging activities. Other revenues in 2006 included primarily a €5.3 million gain on the sale of 49% of CGG Ardiseis to TAQA.

Operating Income (Loss)

Our operating income increased to €489.1 million for the year ended December 31, 2007 from €289.0 million for 2006.

Operating income for our Services segment increased to €304.7 million for the year ended December 31, 2007 €150.3 million for 2006.

Operating income from our Equipment segment increased to €266.2 million for the year ended December 31, 2007 from €174.2 million for 2006.

Financial Income and Expenses

Cost of net financial debt increased to €109.1 million for the year ended December 31, 2007 compared to €25.4 million for 2006. This increase was due to the Veritas merger and the increase in our financial debt to fund the cash portion of the merger consideration.

The cost of the conversion option embedded in our U.S.$85 million 7.75% convertible bonds due 2012 resulted in an expense of €23.0 with respect to those bonds outstanding after November 2005 for the year ended December 31, 2006, accounted for as “Derivative and other expenses on convertible bonds” in our income statement. The expense was due in 2006 to (i) an increase of €20.7 million in the value of the derivative mainly due to the increase in our share price, (ii) the €1.6 million premium paid for the early conversion of the remaining convertible bonds on May 12, 2006 and (iii) the €0.7 million write-off of issuance costs recognized as an expense at the time of the early conversion.

Other financial loss amounted to €5.2 million for the year ended December 31, 2007 compared to a loss of €8.8 million for 2006. This increase was mainly attributable to exchange losses (offset by gains on forward exchange contracts, classified as “Other operating income”) we experienced in 2006.

Equity in Income (Losses) of Affiliates

Income from investments accounted for under the equity method decreased to €4.2 million for the year ended December 31, 2007 from €10.1 million for 2006. This item corresponds essentially to our share in the income of Argas, our joint venture in Saudi Arabia, where, as anticipated, activity declined during the year ended December 31, 2007.

Income Taxes

Income tax expenses increased to €129.4 million for the year ended December 31, 2007 from €83.2 million on for 2006. The effective tax rate amounted to 35% in 2007.

Because we earn a majority of our taxable income outside France, foreign taxation significantly affects our overall income tax expense.

Net Income

Net income increased to €249.6 million for the year ended December 31, 2007 from €158.7 million for 2006 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as Veritas in 2007 and most recently Wavefield).

We intend to fund our liquidity needs through cash generated by operations, senior notes and borrowings under our U.S. and French facilities. Our senior facilities consist of a term loan B facility (U.S.$830 million outstanding as of December 31, 2008) with a seven year maturity and a U.S. revolving facility (U.S.$132 million outstanding as of December 31, 2008) with a five year maturity. The French revolving facility consists of a U.S.$150 million senior secured revolving facility with a five year maturity.

At our option, borrowings under the term loan B facility bear interest at (i) the rate of adjusted LIBOR plus either 1.75% or 2.00% or (ii) the Alternate Base Rate plus either 0.75% or 1.00%, in each case depending on our corporate rating by S&P and our corporate family rating by Moody’s. At our option, borrowings under the U.S. revolving facility bear interest at the rate of adjusted LIBOR plus a range from 1.75% to 2.25% or the Alternate Base Rate plus a range from 0.75% to 1.25%, in each case depending on our corporate rating by S&P and our corporate family rating by Moody’s. The Alternate Base Rate is the higher of Credit Suisse’s Prime Rate and the Federal Funds Effective Rate

plus 1/2 of 1.0%. The senior credit facilities and the French revolving facility require us to meet minimum ratios of EBITDA (defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization, additions (deductions) to valuation allowances of assets and dividends from companies accounted for under the equity method less capital expenditures to total interest costs and maximum ratios of total net debt to EBITDA. In addition, the Senior Facilities and the French revolving facility contain certain restrictive covenants which, among other things, limit our ability to incur additional indebtedness, pay dividends, make investments, pledge assets, merge or consolidate, change our business and engage in certain other activities customarily restricted in such agreements. They also contain certain customary events of defaults, subject to grace periods, as appropriate.

Future principal debt payments are expected to be paid out of cash flows from operations, borrowings under the U.S. revolving facility and the French revolving facility and future refinancing of our debt. The indentures governing our notes also contain numerous covenants including, among other things, restrictions on our ability to: incur or guarantee additional indebtedness; pay dividends or make other equity distributions, repurchase or redeem equity interests; make investments or other restricted payments; sell assets or consolidate or merge with or into other companies; create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us; engage in transactions with affiliates; and create liens. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations, available cash and short-term investments, together with borrowings available under the U.S. revolving facility and the French revolving facility, will be adequate to meet our future liquidity needs for the next 12 months. Our assumptions with respect to future costs may not be correct, and funds available to us from the sources discussed above may not be sufficient to enable us to service our indebtedness, including the notes, or cover any shortfall in funding for any unanticipated expenses. In addition, to the extent we make future acquisitions, we may require new sources of funding including additional debt, or equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms.

Following the acceleration of the global financial crisis in September 2008, and especially in the wake of the bankruptcy of Lehman Brothers and the bailouts of several other major financial institutions, conditions in the global credit market deteriorated drastically. Liquidity disappeared rapidly (as evidenced by the unprecedented high spreads of LIBOR rates over U.S. Treasury bond rates in the interbank lending market) as investors grew concerned about the size and scope of credit losses at banks and other counterparties. The global repricing of credit also led investors to tighten credit toward companies with high leverage or in sectors that have been negatively affected by the global economic crisis, including steel and other basic material producers. This risk aversion was also evidenced in the credit default swap market where spreads of many financial institutions and corporate issuers greatly increased, reflecting, among other things, counterparty concerns over liquidity. We believe that we are not subject to near-term liquidity constraints, given our liquidity available as of December 31, 2008, our cash flow generation capability and prospects, and our near-to mid-term debt repayment schedule.

Cash Flows

Operating Activities

For the year ended December 31, 2008, our net cash provided by operating activities, before changes in working capital, was €920.3 million compared to €845.8 million for 2007 and €405.9 million for 2006. Both of these increases were primarily due to the increase in our operating income. Changes in working capital for the year ended December 31, 2008 had a negative impact of €34.7 million compared to a negative impact of €198.5 million for 2007 and €58.5 million in 2006.

Investing Activities

During the year ended December 31, 2008, net cash used in investing activities was €503.5 million compared with €1,573.1 million for 2007 and €243.4 million for 2006.

During the year ended December 31, 2008, capital expenditures amounted to €155.4 million compared to €230.5 and €149.2 million for the year ended December 31, 2007 and 2006, respectively. We upgraded our seismic vessel Alizé in 2008 with a fourteen solid streamer configuration and we had land recording system expenditures. In 2007, capital expenditures were primarily due to the upgrade of two of our 2D seismic vessels to 3D, the upgrade of the Geo Challenger to twelve streamers and the equipment of land crews. In 2006, we converted our vessel, the Geo Challenger from a cable vessel into a 3D seismic vessel and equipped the Symphony with Sentinel streamers.

We invested €343.4 million in our multi-client library during the year ended December 31, 2008, primarily for Gulf of Mexico with the Wide Azimuth programs and Brazil. We invested €371.4 million in our multi-client library during the year ended December 31, 2007, primarily for Gulf of Mexico, and €61.5 million during the year ended December 31, 2006. As of December 31, 2008, the net book value of our multi-client data library was €535.6 million compared to €435.4 million at December 31, 2007 and €71.8 million at December 31, 2006.

The total cash requirement related to the acquisition of Wavefield, Quest Geo and Metrolog during the year ended December 31, 2008 represented an investment, net of cash acquired, of €6 million.

The total cash requirement related to the merger with Veritas on January 12, 2007 represented an investment, net of cash acquired, of €993 million. We also acquired a 15% stake in Offshore Hydrocarbon Mapping for €23 million in August 2007.

Sercel’s acquisition of Vibtech in 2006 represented an investment net of acquired cash of €48.3 million.

Proceeds from sales of assets of €8.8 million in 2008 corresponded mainly to the sale of Ardiseis shares in connection with the Oman business transfer from Veritas DGC Ltd to Ardiseis. Proceeds from sales of assets in 2007 corresponded to the gain on our 12.7% stake in Eastern Echo following the cash offer launched by Schlumberger BV on November 16, 2007. Proceeds from the sale of assets in 2006 correspond to the sale of 49% of Ardiseis in 2006 for an amount of €16.8 million before tax.

Financing Activities

Net cash used by financing activities for the year ended December 31, 2008 was €138.9 million compared to net cash provided by financing activities of €950.2 in 2007 and €46.8 million in 2006.

During the year ended December 31, 2008, we repaid U.S.$50 million of our term loan B facility as part of the amendment agreement signed on December 12, 2008. We have drawn €35 million in 2008 under our French revolving credit facility. Financial interest paid in 2008 was €82.9 million compared to €123.5 million in 2007.

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

Net cash provided by financing activities for the year ended December 31, 2006 was €46.8 million partly as a result of the issuance in February 2006 of an additional U.S.$165 million principal amount of our dollar-denominated 7 1/2% Senior Notes due 2015 used to repay the remaining U.S.$140.3 million as of December 31, 2005 under the bridge loan to acquire Exploration Resources.

Net Debt

Net debt was €1,029.1 million at December 31, 2008, €1,106.7 million at December 31, 2007, and €153.8 million at December 31, 2006. The ratio of net debt to equity decreased to 35% at December 31, 2008 from 46% at December 31, 2007. This ratio was 18% at December 31, 2006.

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

The following table presents a reconciliation of net debt to financing items of the balance sheet at December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006
	(in millions of euros)

Bank overdrafts	8.2	17.5	6.5
Current portion of financial debt	241.5	44.7	38.1
Financial debt	1,296.3	1,298.8	361.0
Less cash and cash equivalents	(516.9)	(254.3)	(251.8)

Net debt	1,029.1	1,106.7	153.8

EBITDAS

EBITDAS for the years ended December 31, 2008, 2007 and 2006 was €1,058.4 million, €997.3 million and €483.0 million respectively.

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

The following table presents a reconciliation of EBITDAS to Net cash provided by operating activities, according to our cash-flow statement, for the periods indicated:

	Year ended December 31,
	2008	2007	2006
	(in millions of euros)

EBITDAS	1,058.4	997.3	483.0
Other financial income (loss)	(11.2)	(5.2)	(8.8)
Variance on derivative on convertible bonds	—	—	(23.0)
Variance on Provisions	2.8	2.0	4.6
Net gain on disposal of fixed assets	2.0	(0.3)	(5.3)
Dividends received from affiliates	1.4	5.3	4.3
Other non-cash items	4.4	(9.2)	31.5
Income taxes paid	(137.5)	(144.1)	(80.4)
Change in trade accounts receivables	(39.7)	(133.0)	(18.8)
Change in inventories	(26.6)	(41.4)	(40.0)
Change in other current assets	9.7	(12.8)	(5.8)
Change in trade accounts payables	(17.5)	(13.3)	5.0
Change on other current liabilities	30.8	22.5	20.1
Impact of changes in exchange rate	8.6	(20.5)	(19.0)

Net cash provided by operating activities	885.6	647.3	347.4

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2008:

	Payments due by period
	Less than			More than
	1 year	2-3 years	4-5 years	5 years	Total
		(in millions of euros)

Long-term debt	137.4	46.1	22.4	1,133.0	1,338.9
Capital Lease Obligations	32.9	62.3	35.5	9.3	140.0
Operating Leases	164.7	166.6	165.0	237.4	733.7
Other Long-term Obligations (bond interest)	50.8	101.7	101.7	120.8	375.0

Total Contractual Obligations	385.8	376.7	324.6	1,500.5	2,587.6

Off-Balance Sheet Arrangements

On September 23, 2008, CGGVeritas signed a letter of intent to charter the Fearless, a 2D seismic vessel currently under construction, from Swire Pacific Offshore. The amount of the contract is approximately U.S.$83 million for a period of eight years. After this period, CGGVeritas has a purchase option as well as an option to extend the charter agreement for a further eight years. The vessel is due to be delivered in mid-2010.

CGGVeritas and Eidesvik Offshore entered into an agreement on July 2, 2007, amended on March 14, 2008, for the supply of two large seismic vessels to be newly built with a total contract value of U.S.$420 million. These two vessels are key components of CGGVeritas’ strategy of progressive fleet renewal and modernization. These vessels should be delivered in 2010 under 12-year time charter agreements.

We have not entered into any other off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Research and development

Our ability to compete effectively and maintain a significant market position in our industry depends to a substantial extent upon our continued technological innovation. We have focused on rationalizing our research and development activities both to reduce costs and to focus our research and development efforts primarily on reservoir characterization, multi-component seabed seismic processing techniques, structural imaging and advanced seismic recording equipment. Our research and development teams, totaling approximately 581 employees, are divided among operating divisions. Sercel has strong research capabilities, especially in underwater acoustic transmission, oceanographic metrology and borehole electronics for area studies. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities, such as Bergen University, or other clients or by acquiring technology under license from others. We have historically entered into and continue to pursue common research programs with the Institut Français du Pétrole, an agency of the French government.

While the market for our products and services is subject to continual and rapid technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of numerous inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines (as further discussed in Item 4). During 2008, 2007 and 2006, our research and development expenditures incurred (including capitalized costs and excluding grants received) were €68.8 million, €63.0 million, and €51.1 million, respectively, of which approximately 16%, 6.6% and 2.9%, respectively, was funded by governmental research entities, such as the Fonds de Soutien aux Hydrocarbures (which funding is to be repaid to such organizations from sales of products or services developed with such funds).

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

Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S dollar and euro or other currencies may adversely affect our operating revenues and results. In the years ended December 31, 2008, 2007 and 2006, more than 80% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, Canadian dollars, Brazilian reals, Australian dollars, British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. For financial reporting purposes, such depreciation of the U.S. dollar against the euro negatively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a reduced value. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, such depreciation reduces our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. An appreciation of the U.S. dollar against the euro has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the U.S.$/euro exchange rate has considerably increased over the last few years due to increased sales outside Europe. Based on our level of operations in 2008, and given the portfolio of currencies during that year, a 10-cent variance of the U.S. dollar against the euro would have affected our dollar equivalent-value operating income by approximately U.S.$50 million.

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

In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. At December 31, 2008, 2007 and 2006, we had U.S.$430.8 million (with a euro equivalent-value of €309.6 million), U.S.$280.4 million (with a euro equivalent-value of €190.5 million) and U.S.$327.8 million (with a euro equivalent-value of €248.9 million), respectively, of notional amounts outstanding under euro/U.S. dollar forward exchange contracts and other foreign exchange currency hedging instruments.

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

We had significant tax loss carryforwards that are available to offset future taxation on income earned in certain OECD countries. We recognize deferred tax assets when a history of recent taxable profit exists and when it is highly probable that future taxable profit will be available.

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

		Initially	Term
Name	Position	appointed	expires

Robert Brunck(1)(2)	Chairman of the Board and Chief Executive Officer	1998	2012
Olivier Appert(1)(3)	Director	2003	2012
Loren Carroll(4)	Director	2007	2013
(independent director)
Rémi Dorval(3)(4)	Director	2005	2010
(independent director)(5)
Jean Dunand(4)	Director	1999	2013
(independent director)(5)
Yves Lesage(2)(4)	Director	1988	2009
Christian Marbach(1)	Director	1995	2013
Thierry Pilenko(2)	Director	2007	2013
Robert Semmens(1)(3)	Director	1999	2011
(independent director)(5)
Daniel Valot(4)	Director	2001	2012
(independent director)(5)
David Work(3)	Director	2007	2013
(independent director)(5)
Terence Young(2)	Director	2007	2013
(independent director)(5)

Notes:

(1)	Member of Strategic Committee.

(2)	Member of the Technology Committee.

(3)	Member of Appointment-Remuneration Committee.

(4)	Member of Audit Committee.

(5)	Independent director within the meaning of the report of the working committee of the Association Française des Entreprises Privées — Mouvement des Entreprises de France. See “— Board Practices”.

Mr. Brunck, 59, has been our Chairman and Chief Executive Officer since May 1999. Mr. Brunck was our Vice Chairman and President from September 1998 to May 1999 and was our President and Chief Operating Officer from February 1995 to September 1998. Mr. Brunck was Vice President of Administration and Development from 1991 to 1995 and Chief Financial Officer from 1989 to 1991. He is Chairman of the Supervisory Board of Sercel Holding S.A., Chairman of the Supervisory Board of CGGVeritas Services Holding B.V, Chairman of the Board of Directors of CGG Americas, Inc., Director of Thalès, Director of the Ecole Nationale Supérieure de Géologie, Director of the Association pour la Recherche et le Développement des Méthodes et Processus industriels, Director of the Bureau of Geological and Mining Research, Director of the Conservatoire National des Arts et Métiers, Director of the Groupement des Entreprises Parapétrolières et Paragazières, Chairman of Armines and Director of the Institut Français du Pétrole.

Mr. Appert, 59, has been Chairman and Chief Executive Officer of the French Petroleum Institute (Institut Français du Pétrole, or IFP) since April 2003. Mr. Appert was President for long-term co-operation and energy policy analysis within the International Energy Agency until October 1999. He is also a Director of Technip, Director of Storengy and of the Institut de Physique du Globe de Paris.

Mr. Carroll, 65, joined our Board of Directors on January 12, 2007. Until that date, Mr. Carroll had been a Director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco L.L.C. and was also Executive Vice President of Smith International, Inc. Mr. Carroll also serves as a Director of Smith International, Inc., Fleetwood Enterprises, Inc., Forest Oil Corporation and KBR Inc. He is also a member of the Supervisory Board of CGGVeritas Services Holding B.V. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International holds a 60% interest in M-I Swaco L.L.C.

Mr. Dorval, 58, is Vice-Chairman and Director of Soletanche-Bachy Entreprise. Mr. Dorval is Director, Vice Chairman and President of Solétanche Bachy France, Chairman of Forsol, Chairman of SB 2007, a Director of

Solétanche S.A., SHPIC, Bachy Soletanche Holdings, SBUSA, Soldata Iberia and Nicholson. He is also a member of the Supervisory Board of CGGVeritas Services Holding B.V.

Mr. Dunand, 69, was Financial and Legal Director of ISIS from 1999 to December 2001 and was Deputy General Manager Finance (Russia and CIS) of Total Exploration-Production from 1994 to 1999.

Mr. Lesage, 71, has been our Honorary Chairman since May 1999. Mr. Lesage was Chairman and Chief Executive Officer of CGG from January 1995 to May 1999. He was Chairman, President and Chief Executive Officer of Sogerap from 1994 to 1995.

Mr. Marbach, 71, Ingénieur Général des Mines, was Advisor to the General Management of Suez-Lyonnaise des Eaux from 1996 to 2000. Before that time, Mr. Marbach was Chairman and Chief Executive Officer of Coflexip and Coflexip Stena Offshore from 1991 to 1996. Mr. Marbach is a member of the Supervisory Board of Lagardère, Supervisor of Sofinnova.

Mr. Pilenko, 51, joined our Board of Directors on January 12, 2007. He is the Chairman and Chief Executive Officer of Technip since April 27, 2007. From January 15, 2007 until April 2007, he was Deputy General Manager of Technip. Until the merger with Veritas DGC Inc., Mr. Pilenko had been Chairman and Chief Executive Officer and a Director of Veritas since March 2004. Prior to his appointment and since 2001, Mr. Pilenko had served as Managing Director of SchlumbergerSema, a Schlumberger Ltd. company located in Paris. From 1998 to 2001, he was President of Geoquest, another Schlumberger Ltd. company located in Houston, Texas. Mr. Pilenko was employed by Schlumberger Ltd. and its affiliated companies in various parts of the world beginning in 1984 and progressed through a variety of operating positions. Mr. Pilenko is also Chairman of Technip Italy and a Director of Hercules Offshore, Inc. and a Permanent Representative of Technip on the Board of Directors of Technip France.

Mr. Semmens, 51, is an independent consultant and private investor. He was co-founder and General Partner of The Beacon Group LLC from 1993 to 2001. Mr. Semmens is a member of the Supervisory Board of Sercel Holding S.A, a Director of MicroPharma Ltd., a Director of Bronco Holdings LLC., and Advisory Director of Mao Networks Inc.

Mr. Valot, 64, was Chairman and Chief Executive Officer of Technip from September 1999 until April 2007. Mr. Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Mr. Valot is a Director of SCOR, Dietswell and Petrocanada, and a member of the Supervisory Board of CGGVeritas Services Holding B.V.

Mr. Work, 63, joined our Board of Directors on January 12, 2007. Until that date, Mr. Work had been a Director of Veritas since 2004. Mr. Work is currently an oil and gas industry consultant. From 2001 until October 2003, he served as the Chairman of Energy Virtual Partners, Inc., a privately-held company engaged in the business of managing under-resourced oil and gas properties. For more than five years prior to his retirement from BP Amoco in October 2000, he served in various management capacities with Amoco and BP Amoco, including Group Vice President of exploration and, finally, as Regional President in the United States. Mr. Work currently also serves as a Director of Edge Petroleum Corporation and CrystaTech, Inc.

Mr. Young, 62, joined our Board of Directors on January 12, 2007. Until that date, Mr. Young had been a Director of Veritas since 2005. Mr. Young is currently a professor and head of the Department of Geophysics at the Colorado School of Mines and has served as such since 2000. From 1983 until 2000, Mr. Young was employed by Mobil Research and Development Corporation in a variety of roles, the last of which was as a visiting scholar at the Institute for Statistics and Its Applications, Carnegie Mellon University. From 1982 to 1983, he served as a research geophysicist with Compagnie Générale de Géophysique, from 1979 to 1982, he served as assistant professor, Colorado School of Mines, and from 1969 to 1974 was a pilot and flight instructor in the United States Navy.

Executive Officers

Under French law and our current statuts, the Chairman and Chief Executive Officer has full executive authority to manage our affairs. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. Under French law and our current statuts, the Chairman and Chief Executive Officer, where those functions are exercised by the same person, has full power to act on our behalf and to represent us in dealings with third parties, subject only to (i) the corporate purpose of the company, (ii) those powers expressly reserved by law to the Board of Directors or our shareholders and (iii) limitations that the Board of Directors may resolve, such limitations not being binding on third parties. The Chairman and Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. In accordance with French corporate law, our current statuts provide for the election by the Board of Directors of one person to assume the position of

Chairman and Chief Executive Officer or the division of such functions between two different persons. In its session of May 15, 2002, the Board of Directors decided that Mr. Brunck would assume the position of Chairman and Chief Executive Officer until the expiry of his term as a director, unless otherwise decided by the Board. In its meeting of April 29, 2008, the Board of Directors renewed Mr. Brunck’s position as Chairman of the Board and Chief Executive Officer, after his term had been renewed by the general meeting of shareholders held the same day. Our current statuts provide that the Board of Directors may appoint up to five Presidents and Chief Operating Officers (Directeurs Généraux Délégués) upon proposal of the Chief Executive Officer, whether or not this person is also the Chairman of the Board. Thierry Le Roux was named to this position by our Board of Directors on September 7, 2005.

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

		Executive
Name	Current position	officer since

Robert Brunck	Chairman and Chief Executive Officer	1989
Thierry Le Roux	President and Chief Operating Officer	1995
Stephane-Paul Frydman	Chief Financial Officer	2003
Gérard Chambovet	Senior Executive Vice President	1995
Luc Benoît-Cattin	President of Support functions for Geophysical Services	2003
Fernando Aguilar	President in charge of Geophysical Services for the Americas	2008
Timothy Wells	Senior Executive Vice-President in charge of corporate development	2007
Pascal Rouiller	Chief Executive Officer, Sercel group	1997

Mr. Le Roux, 55, was appointed President and Chief Operating Officer in January 2007. Before that time, he had been Group President and Chief Financial Officer since September 2005 and Senior Executive Vice President of our Equipment segment since October 1998. Mr. Le Roux was Executive Vice President of CGG’s Geophysical Equipment operations from March 1995 to October 1998. He was Business Development Manager from 1992 to 1995 and Far East Manager from 1984 to 1992. Mr. Le Roux is Chairman of Sercel S.A., Chairman of the Board of CGGVeritas Services SA, Chairman of the Board of Sercel Inc., Chairman of the Board of Hebei Sercel-Jungfeng Geophysical Prospecting Equipment Co. Ltd, Vice-Chairman and member of the Supervisory Board of Sercel Holding, a Director of CGG Americas Inc., Chairman of the Board of Sercel England, a Director of Sercel Singapore Private Ltd., a Director of CGGVeritas Services Holding (U.S.) Inc., a Director of Offshore Hydrocarbon Mapping, INT. Inc., Chairman of the Supervisory Board of Tronic’s Microsystems S.A and a Director of Cybernetix S.A. Mr. Le Roux is also the Chairman of the Management Board of CGGVeritas Services Holding B.V.

Mr. Frydman, 45, was appointed Chief Financial Officer in January 2007. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was an Investor Officer of Butler Capital Partners, a private equity firm, from April 2000 to November 2002, and Industrial Advisor to the French Minister of the Economy and Finances from June 1997 to March 2000. Mr. Frydman is a Director of Sercel S.A., CGGVeritas Services Holding (U.S.) Inc., CGGVeritas Services (Norway) AS and CGGVeritas Services. He is a member of the Supervisory Board of Sercel Holding and CGGVeritas Services Holding B.V and a member of the Executive Committee of Geomar.

Mr. Chambovet, 56, is Senior Executive Vice President Human Resources, Communication, HSE and Audit since January 2007. Until that time, he had been Senior Executive Vice President, Technology, Planning & Control and Communication since January 2005 and Senior Executive Vice President of our Services segment since October 1998. Mr. Chambovet was Executive Vice President of our Acquisition Product line from March 1995 to October 1998 and was Manager of our data processing center in Massy, France from 1987 to 1995. Mr. Chambovet is a Director of Argas, Sercel S.A., CGG Americas Inc., CGGVeritas Services, Ardiseis and member of the Supervisory Board of Sercel Holding S.A and a member of the Supervisory Board of CGGVeritas Services Holding B.V. He is Chairman of the Board of CGGVeritas International.

Mr. Benoît-Cattin, 45, was appointed President of Support Functions for Geophysical Services in April 2008. Before that time, he had been President of Eastern Hemisphere Geophysical Services since January 2007, Executive

Vice President of our Offshore SBU division since January 2005, Deputy Vice President Geophysical Services from January 2004 to December 2004 and Vice President, Services from June 2002 to December 2003. Prior to joining CGG, Mr. Benoit-Cattin was Executive Vice President for oil and heat transfer businesses in the Pechiney Group from January 1998 to May 2002 and Advisor to the French Minister of Industry, in charge of energy and nuclear issues from June 1995 to May 1997. Mr. Benoit-Cattin is general manager of CGGVeritas Services and the Chairman of CGG Marine Resources Norge, a Director of Ardiseis, Viking Maritime Inc and CGGVeritas Services (Norway) AS. Mr. Benoît-Cattin is also a member of the Management Board of CGGVeritas Services Holding B.V and member of the Executive Committee of Geomar.

Mr. Rouiller, 55, was appointed Executive Vice President for Equipment and Chief Executive Officer of Sercel in September 2005 after having served as Chief Operating Officer of the Sercel group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President for the Asia-Pacific region from May 1992 to September 1995. Mr. Rouiller is President of the Management Board of Sercel Holding, Chief Executive Officer of Sercel SA, Director and Chief Executive Officer of Sercel Inc., Chairman and Director of Sercel Canada, Director of the Board of Sercel Australia Pty Ltd., Sercel-JunFeng, Sercel Singapore Pte Ltd., Chairman of Sercel (Beijing) Technological Services Co Ltd. and Director of Vibration Technology Ltd., Cybernetix and Xian-Sercel Petroleum Exploration Instrument Limited Liability Company.

Mr. Aguilar, 49, was appointed President of the Eastern Hemisphere of the global organization effective April 1, 2008. His previous position with CGGVeritas was Executive Vice President for Canada Land Processing, Canada Land Library, and Western Hemisphere Land Acquisition, since joining the company in September, 2004. Formerly with Schlumberger, Mr. Aguilar has twenty-six years of worldwide experience on all continents in various technology, business and oilfield sectors.

Mr. Wells, 55, was appointed President of Western Hemisphere Geophysical Services in January 2007. Prior to the merger, Mr. Wells had been President and Chief Operating Officer of Veritas DGC, Inc. since 1999. He had been employed by Veritas for twenty years, having served as president of Veritas’ Asia Pacific division, regional manager of North and South American processing, manager of research and programming and in various other capacities in North and South America.

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

The aggregate compensation of our executive officers (including the Chairman and Chief Executive Officer and the Chief Operating Officer) who were members of the Executive Committee paid in fiscal year 2008 was €4,137,838, including the 2007 bonus and benefits in kind but excluding directors’ fees. The amount of the bonus paid to the members of the Executive Committee (except for the Chairman and Chief Executive Officer and the Chief Operating Officer, for whom additional criteria are also taken into consideration) depends upon the achievement of commercial and financial targets for items such as consolidated net income, operating income, operational cash flow (i.e. EBITDAS less Capital Expenditures) of our various activities and earnings per share. Certain individual qualitative objectives need also to be satisfied.

The aggregate compensation paid to Mr. Brunck, Chairman and Chief Executive Officer, in fiscal year 2008 was €526,840 of fixed compensation and €930,057 representing his 2007 bonus. For fiscal year 2008, the amount of his bonus depended upon the achievement of personal objectives (representing one third of the bonus) and financial objectives (representing two thirds of the bonus). The financial objectives included net earnings per share (weighted 20%), Group EBIT (weighted 30%), Group operational cash flow (i.e. EBITDAS less Capital Expenditures) (weighted 35%) and the growth in the Group’s year-to-year revenues (weighted 15%). Mr. Brunck was paid his 2008 bonus of €687,230 in March 2009. In addition, Mr. Brunck received €49,100.18 in his capacity as a director in 2008.

The aggregate compensation of Mr. Le Roux, President and Chief Operating Officer, in fiscal year 2008 was €400,000 plus a bonus of €572,343 for fiscal year 2007 paid during the first semester of 2008. For fiscal year 2008, the amount of his bonus depended upon the achievement of personal objectives (representing one third of the bonus) and financial objectives (representing two thirds of the bonus). The financial objectives included net earnings per share (weighted 20%), Group EBIT (weighted 30%), Group operational cash flow (i.e. EBITDAS less Capital Expenditures) (weighted 35%) and the growth in the Group’s year-to-year revenues (weighted 15%). The bonus for fiscal year 2008 was €422,910 and was paid in March 2009.

The aggregate compensation of Mr. Brunck, Chairman and Chief Executive Officer and of Mr. Thierry Le Roux, President and Chief Operating Officer, over the last two years are set forth below:

Robert Brunck

	2007			2008
	Amounts			Amounts
Chairman and Chief Executive Officer	earned	Amounts paid		earned	Amounts paid

Fixed compensation	€520,000.00	€520,020.00		€520,000.00	€520,000.00
Variable compensation	€930,057.00	€610,000.00	(1)	€687,230.00	€930,057.00	(2)
Exceptional compensation	N/A	N/A		N/A	N/A
Director’s fees(3)	€50,038.81	€43,277.05	(4)	€49,100.18	€50,038.81	(5)
Benefits in kind(6)	€6,840.00	€6,840.00		€6,840.00	€6,840.00
Total	€1,506,935.81	€1,180,137.05		€1,263,170.18	€1,506,935.81

Notes:

(1)	Paid in March 2007 for fiscal year 2006.

(2)	Paid in March 2008 for fiscal year 2007.

(3)	Mr. Brunck does not receive any compensation as member of the Supervisory Board of Sercel Holding or as Chairman of the Board of Directors of CGG Americas.

(4)	Paid at the beginning of 2007 for fiscal year 2006.

(5)	Paid at the beginning of 2008 for fiscal year 2007.

(6)	Benefits in kind are limited to the use of a company car.

Thierry Le Roux

	2007			2008
	Amounts			Amounts
Chief Operating Officer	earned	Amounts paid		earned	Amounts paid

Fixed compensation	€400,000.00	€400,018.00		€400,000.00	€400,000.00
Variable compensation	€572,343.00	€350,800.00	(1)	€422,910.00	€572,343.00	(2)
Exceptional compensation	N/A	N/A		N/A	N/A
Director’s fees	N/A	N/A		N/A	N/A
Benefits in kind	N/A	N/A		N/A	N/A
Total	€972,343.00	€750,818.00		€822,910	€972,343.00

Notes:

(1)	Paid in March 2007 for fiscal year 2006.

(2)	Paid in March 2008 for fiscal year 2007.

On February 27, 2008, pursuant to section L. 225-42-1 of the French Commercial Code, the Board of Directors approved an amendment to the previous provisions of the protection letter dated March 8, 2006 for Messrs. Brunck and Le Roux, in accordance with the procedure applicable to related party transactions and provided for by section L.225-38 et seq. of the French Commercial Code. These new provisions were approved by the general shareholders meeting held on April 29, 2008.

Consequently and pursuant to section L. 225-42-1 of the French Commercial Code, payment of the special severance indemnity provided for in the scope of such amendment as well as the early exercise of stock options, whether vested or not, that have been allocated to Messrs. Brunck and Le Roux pursuant to the stock options plans in force were subject to a performance condition assessed in comparison with the performance of the Company, requiring fulfillment of at least one of the three following objectives:

•	a share price performance objective relative to the share price considering the SBF 120 index;

•	a share price performance objective relative to the ADS price considering the PHLX Oil Service SectorSM (OSXSM); or

•	a financial indicator objective of EBIT expressed in U.S.$ and related to the target for the annual variable part of the compensation of Messrs. Brunck and Le Roux.

Finally, in order to take into account practices at comparable companies, the amount of special severance indemnities had been reduced from 250% to 200% of the annual reference compensation which corresponds to the global amount of gross fixed remuneration received over the twelve months preceding the date on which the period of notice begins, to which is added the annual average of the variable compensation received over the thirty-six months preceding the date of notice.

This special severance indemnity was a ceiling and a fixed payment paid in lieu of all sums to which Messrs. Brunck and Le Roux may be entitled as a consequence of severance including severance payments due by law or under collective bargaining agreements or compensation in lieu of notice and pay in lieu of vacation.

In addition, on February 27, 2008, the Board of Directors approved, in accordance with procedures applicable to related-party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the signing of a non-compete agreement between the Company and Messrs. Brunck and Le Roux.

This non-compete agreement applies to any geophysical data acquisition, processing or interpretation services or the provision of equipment or products designed for the acquisition, processing or interpretation of geophysical data. Messrs. Brunck and Le Roux have each agreed that they will not contribute to projects or activities in the same field as those in which they were involved at CGGVeritas for period of eighteen months starting on the date on which they leave the Group.

In consideration for this undertaking, Messrs. Brunck and Le Roux will each be entitled to receive compensation corresponding to 100% of their annual reference compensation upon leaving the Group. This agreement was approved by the general shareholders’ meeting held on April 29, 2008.

On December 19, 2008, the Board of Directors decided to refer to the recommendations on the compensation of executive officers of listed companies that were published by the AFEP-MEDEF on October 6, 2008 and incorporated into the AFEP-MEDEF consolidated code of corporate governance of December 2008.

Consequently, the Board of Directors decided on February 25, 2009, to amend the existing amendment to the employment contracts of Messrs. Brunck and Le Roux described as described below. However, during the time that Mr. Brunck serves as Chairman and Chief Executive Officer, his employment contract is suspended.

The special termination indemnity will only be paid in case of termination of the employment agreement of Messrs. Brunck and Le Roux in the event of a forced departure relating to a Change of Control or a Change of Strategy.

Such indemnity shall be equal to the difference between (a) a gross amount of 200% of the reference annual compensation received by Messrs. Brunck and Le Roux described above and (b) any sum to which Messrs. Brunck and Le Roux may be entitled as a result of such termination, including the severance payment due by law or under collective bargaining agreements as well as any sums to be paid further to the application of his non-competition commitment. The indemnity global amount shall not exceed 200% of the reference annual compensation.

In addition, Messrs. Brunck and Le Roux will be entitled to exercise by anticipation the stock options to which they are entitled pursuant to the plans in force within the Group in case of the termination of their employment contract or in the event of a forced departure eventually qualified as a dismissal, provided that the performance conditions are met.

Pursuant to article L.225-42-1 of the Commercial Code, the payment of the special termination indemnity as well as the anticipated exercise of stock options shall remain subject to the performance conditions described above.

Finally, pursuant to article L.225-42-1 of the Commercial Code in particular, the Board of Directors shall verify prior to the payment of the special severance payment (i) that the performance conditions described above are duly fulfilled and (ii) that the payment of such special termination indemnity complies with the corporate governance code applicable at the date of departure.

A supplemental pension and retirement plan for the members of the Executive Committee and the Management Board of Sercel Holding (the “Beneficiaries”) was implemented in December 2004. Our Chairman and Chief Executive Officer and our Chief Operating Officer benefit from this plan. The aggregate present benefit value of this supplemental plan as of December 31, 2008 amounts to €10,792,756 of which €1,195,530 has been recorded as an expense for fiscal year 2008. Of such present benefit value, the portions relating to our Chairman and Chief Executive Officer, and our Chief Operating Officer are €7,687,185 and €769,839 respectively.

Directors as a group received aggregate compensation of €580,000 in January 2009 for services provided in their capacity as directors during fiscal year 2008. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to directors. Directors’ service contracts do not provide for benefits upon termination.

The following table sets forth the amounts CGGVeritas and its subsidiaries paid to directors of CGGVeritas, in their capacity as directors, for the year ended December 31, 2008:

Amount paid to
CGGVeritas directors by
the company or one of its
subsidiaries for fiscal year
Name	2008

Robert Brunck(1)	€49,100.18
Olivier Appert	€46,010.11
Loren Carroll	€58,969.48
Rémi Dorval	€52,246.14
Jean Dunand	€49,222.61
Yves Lesage	€51,010.11
Christian Marbach	€30,261.40
Thierry Pilenko	€27,789.34
Robert F. Semmens(2)	€86,572.24
Daniel Valot	€37,115.44
David Work	€55,205.51
Terence Young	€51,497.43

Notes:

(1)	Mr. Brunck does not receive any compensation as member of the Supervisory Board of Sercel Holding or as Chairman of the Board of Directors of CGG Americas.

(2)	Includes €71,572.24 paid by CGGVeritas to Mr. Semmens as a director and €15,000 paid by Sercel Holding to Mr. Semmens as a member of the Supervisory Board.

As of March 31, 2009, our directors and executive officers held an aggregate of 261,523 shares of CGGVeritas. As of March 31, 2009, our directors and executive officers held options to purchase an aggregate of 2,589,870 ordinary shares and a maximum of 286,750 performance shares. As of March 31, 2009, none of our directors and executive officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.

Board Practices

In accordance with the Board of Directors’ resolution of December 19, 2008, the Company complies with the AFEP-MEDEF code of corporate governance for listed companies (the “AFEP-MEDEF Code”). Pursuant to the standards set forth in the AFEP-MEDEF Code, we believe that seven of our directors do not have any relationship with CGGVeritas, the Group or its management that could impair their freedom of judgment and thus qualify as independent. Those directors are Mr. Carroll, Mr. Dorval, Mr. Dunand, Mr. Semmens, Mr. Valot, Mr. Work and Mr. Young. We also believe that (i) the position of Mr. Semmens as a member of the Supervisory Board of our subsidiary Sercel Holding S.A., (ii) the previous position of Mr. Carroll, Mr. Work and Mr. Young as members of the Board of Directors of Veritas and (iii) the position of Mr. Carroll, Mr. Dorval and Mr. Valot as members of the Supervisory Board of our subsidiary CGGVeritas Services Holding BV do not impair their independence. Our Board of Directors reviews, on an annual basis, the qualification of directors as independent pursuant to the AFEP-MEDEF Code.

Strategic Committee

The Strategic Committee’s assignment is to study:

•	business plans and budgets,

•	strategic options for the Group,

•	organic development, and

•	projects related to financial transactions.

This Committee customarily meets before each Board meeting and more often if necessary. During 2008, the Strategic Committee met seven times with an average meeting attendance rate of 96%.

In 2008, the Committee was consulted regarding, inter alia, (i) the multi-client surveys (land and marine), (ii) the 2008 achievements and the convergence project of HSE systems currently existing within the Group, (iii) the convergence of the data processing software programs currently existing within the Group, (iv) the 2008 forecasts, (v) the acquisition of Metrolog by Sercel, (vi) the legal organization of the Services segment and the creation of a holding company for all subsidiaries of this segment, (vii) the 2009 budget, (viii) the 2009-2011 business plan and (ix) the acquisition of Wavefield Inseis ASA.

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

The Audit Committee meets before each Board meeting. In addition, the members of the Audit Committee are systematically invited to attend Strategic Committee meetings. During 2008, the Audit Committee met seven times with an average meeting attendance rate of 91%.

     2008 Activities

In 2008, the Audit Committee reviewed draft versions of the annual consolidated financial statements for 2007, the consolidated financial statements for the first quarter, the first semester and the third quarter of 2008 before these were presented to the Board. It also reviewed the 2008 forecasts. The Audit Committee also provided to the Board its recommendations concerning these financial statements. The audit committee reviewed the annual report on form 20-F and the “Document de Référence”.

Further to the merger with Veritas DGC Inc., the Audit Committee also reviewed the final version of the Group’s opening balance sheet as well as the allocation of the purchase price of Veritas DGC Inc. to the different balance sheet items. Impairment tests carried out in 2007 were also presented to the Audit Committee.

It examined the work to be performed by the statutory auditors in the scope of their audit on the 2008 financial statements and approved their fee estimates for this work. In compliance with the Audit Committee’s procedures providing for its prior approval of non-audit services provided by the members of our auditors’ network, the Audit Committee reviewed the services so performed in 2008 and approved them as necessary.

The Audit Committee reviewed the activities of the internal audit team, which acts on the basis of a plan established by the Executive Committee and presented to the Audit Committee. This plan is established in light of perceived operational and financial risks and with the goal of systematically reviewing the major entities of each business division every three years.

The Audit Committee was also kept regularly informed on the development of the assessment of internal control procedures pursuant to section 404 of the Sarbanes-Oxley Act and of the results thereof. The external auditors and the internal audit team presented their respective conclusions.

Finally, the Audit Committee also follows the Group’s tax strategy and the rationalization program of the Services legal structures. In this respect, it was consulted regarding the valuations for the transfers of certain subsidiaries to the Services holding company incorporated in the Netherlands, based on an external evaluation report. in addition, it carried out at year-end a detailed review of the multi-client library and was kept regularly informed of the Group’s situation with respect to cash, debt, cash flow forecasts and Group’s hedging policy.

Appointment-Remuneration Committee

The principal responsibilities of the Appointment-Remuneration Committee are as follows:

•	the compensation to be paid to the Chief Executive Officer, the Chief Operating Officer or any other senior executive officer considered as “mandataire social” appointed from time to time, including the procedures for setting the variable part thereof and the grant of any benefits in kind;

•	all provisions relative to the retirement of the Chief Executive Officer, the Chief Operating Officer and any other senior executive officer considered as “mandataire social”;

•	for senior executive officers considered as “mandataires sociaux”, the deferred elements of the compensation packages (pension, severance payment) to be submitted to the shareholders’ annual meeting;

•	the evaluation of financial consequences on the Company’s financial statements of all compensation elements for senior executive officers considered as “mandataires sociaux”;

•	the contracts between the Company and any senior executive officer considered as “mandataire social”;

•	the possible candidacies for filling positions of director, positions as senior executive officer considered as “mandataire social” or member of a Board Committee.

•	the periodical review of the independence of Board members;

•	the Directors’ fees level and their allocation rules;

•	the realization of capital increases reserved for the employees; and

•	the installation of equity-based plans.

In addition to the responsibilities described above, the Appointment-Remuneration Committee is also in charge of:

•	examining the compensation of the Executive Committee members and its changes thereof;

•	carrying out the performance evaluation of the Board and its committees;

•	carrying out the performance evaluation of the Chief Executive Officer;

•	reviewing the succession planning process for Executive Committee members;

•	ensuring compliance of compensation and benefits policies with all applicable regulations;

•	reviewing the compensation data and other related information to be publicly disclosed by the Company in its annual reports and any other reports to be issued pursuant to applicable laws and regulations; and

•	approving the policy and process of verification and reimbursements of expenses.

The Committee may also consider any question that might be submitted to it by the Chairman in connection with any of the matters described above.

The Committee is also consulted on changes to the compensation of the other members of the executive committee.

During 2008, this Committee met eight times with an average attendance rate of 97%.

In 2008, the Appointment-Remuneration Committee met to review, inter alia, (i) the remuneration of the Chairman and Chief Executive Officer and of the Chief Operating Officer, (ii) the implementation of the Chairman and Chief Executive Officer’s and Chief Operating Officer’s protection letters in conformity with the provisions the law n° 2007-1223 of August 21, 2007, (iii) the non-competition clause applicable to the Chairman and Chief Executive Officer and Chief Operating Officer, (iv) the amount of the directors’ fees and their allocation rules, (v) the policy governing allocation of performance shares and stock options within the Group, (vi) its draft charter, (vii) the qualifications of directors as independent prior to their submission to the Board of Directors, (viii) the drafting of disclosure in the annual reports (management report, Document de Référence, Form 20-F) regarding compensation of the “mandataires sociaux”, (ix) the draft resolutions to be submitted to the general annual meeting concerning (a) the allocation of stock options and performance shares and (b) the performance conditions to which the protection letters of the “mandataires sociaux” are subject, (x) the 2008 bonus plans, (xi) the succession planning, (xii) the implementation of the evaluation process of the Board and of the Chairman, and (xiii) the new AFEP-MEDEF recommendations.

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

The Technology Committee usually meets twice a year. In 2008, the Technology Committee met twice with an attendance rate of 75%. During these meetings, the Committee reviewed the latest technological developments of the Services and Equipment segments and the Group research and development plan. Certain specific technological projects were also presented to the Committee.

Employees

As of December 31, 2008, we had 8,470 permanent employees worldwide (not including 22 temporary staff in France), as well as several thousand auxiliary field personnel on temporary contracts. Of the total, 6,203 were involved in the Services segment, 2,237 in the Equipment segment and 41 worked at the Corporate level. CGGVeritas has never experienced a material work stoppage and considers its relations with its employees to be good. CGGVeritas permanently employs more than 5,000 technicians and persons holding engineering degrees and has developed a significant in-house training program.

Our total workforce has increased from 8,109 (not including 14 temporary staff) at December 31, 2007 to 8,470 at December 31, 2008. This increase in the size of our workforce is mainly attributable to the growth of our geophysical product and service activities. We are preparing for the future by improving recruitment programs and our management training program, and by putting increased emphasis on strengthening the technical and personal skills of our employees. On a seasonal basis we experience higher headcount and revenues during the second and third fiscal quarters, coinciding with the winter seismic acquisition seasons in Alaska and Canada. A total of 31 employees in Singapore are subject to collective bargaining agreements.

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

Share Ownership

In accordance with French law, we are authorized annually by our shareholders at the extraordinary general meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Epargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the extraordinary general meeting held on April 29, 2008, renewed our authorization to issue up to 6,250,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors sets the commencement date for the offering, nor lower than 80% of such average market price. As of December 31, 2008, CGGVeritas group employees held 82,750 shares corresponding to 0.05% of the share capital and 0.11% of the voting rights.

Pursuant to resolutions adopted by our Board of Directors on March 14, 2001, May 15, 2002, May 15, 2003, May 11, 2006, March 23, 2007, March 14, 2008 and March 16, 2009, our Board of Directors has granted options to certain of our employees, executive officers and directors to subscribe for an aggregate of 7,907,081 ordinary shares taking into account the various adjustment made to the number of stock options issued pursuant to French law. Options with respect to 5,251,125 ordinary shares remained outstanding as of March 31, 2009. The following table sets forth certain information relating to these stock options plans as of March 31, 2009:

			Options
			exercised	Options
			(ordinary	outstanding	Exercise
			shares) at	at	price per
	Options	Number of	March 31,	March 31,	ordinary
Date of board of directors’ resolution	granted (1)	beneficiaries	2009	2009	share(1)	Expiration date

March 14, 2001(1)(4)	1,393,626	144	180,598	0	€13.08	March 13, 2009
May 15, 2002(1)(5)	751,796	172	56,586	244,280	€7.99	May 14, 2010
May 15, 2003(1)(6)	924,910	176	35,163	347,000	€2.91	May 14, 2011
May 11, 2006(1)((7)	1,012,500	171	2,500	953,345	€26.26	May 10, 2014
March 23, 2007(1)((8)	1,308,750	145	2,000	1,226,500	€30.4	March 23, 2015
March 14, 2008(1)((9)	1,188,500	130	0	1,153,000	€32.57	March 14, 2016
March 16, 2009 (10)	1,327,000	149	0	1,327,000	€8.82	March 16, 2017

Total	7,907,081		0	5,251,125

Notes:

(1)	Pursuant to French law and the terms of the stock option plans, the numbers of options initially granted and the exercise price were adjusted following our share capital increase in December 2005 and our five-for-one stock split in June 2008. The figures shown are after adjustment.

(2)	The stock option plans provide for the cancellation of the non vested options if the holder is no longer our employee, director or executive officer.

(3)	The stock option plans provide for the cancellation of the options whether vested or not if the holder is no longer our employee, director or executive officer.

(4)	Options under the 2001 plan vest by one-fifth each year from March 2001 and could not be exercised before March 14, 2004.

(5)	Options under the 2002 plan vest by one-fifth each year from May 2002 and could not be exercised before May 16, 2005.

(6)	Options under the 2003 plan vest by one-fourth each year from May 2003 and could not be exercised before May 16, 2006.

(7)	Options under the 2006 plan vest by one-fourth each year from May 2006 and can be exercised at any time. However the resulting shares cannot be sold before May 12, 2010.

(8)	Options under the 2007 plan vest by one-third each year from March 2007 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 24, 2011.

(9)	Options under the 2008 plan vest by one-third each year from March 2008 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 15, 2012.

(10)	Options under the 2009 plans vest by one-third each year from March 2009 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 17, 2013. The 2009 plans consist of a plan granting 325,000 options to the Chief Executive Officer and Chief Operating Officer (subject to certain performance conditions) and a plan granting 1,002,000 options to certain other officers and employees.

At the extraordinary general shareholders’ meeting held on April 29, 2008, a new stock option plan was approved by shareholders whereby options to purchase up to 5% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. The Board has allocated 1,327,000 stock options to 149 beneficiaries pursuant to such shareholders’ resolution on March 16, 2009, including stock options to purchase a total of 260,000 ordinary shares that were allocated to our executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the Chief Operating Officer). The exercise price of the stock options is €8.82. The stock options expire on March 15, 2017.

At the extraordinary general shareholders’ meeting held on April 29, 2008, a performance share plan was approved by shareholders whereby performance shares up to 1% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. The Board has allocated 516,250 performance shares to 291 beneficiaries pursuant to such shareholders’ resolution on March 16, 2009, including 46,250 performance shares that were allocated to our executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the Chief Operating Officer).

The stock options allocated to Mr. Brunck, Chairman and Chief Executive Officer, and Mr. Le Roux, Chief Operating Officer, under the plans implemented by the Company over the last two years are set forth below:

			Valuation of
			options pursuant to
		Number of	the method used for
		options	consolidated
Name of the	Date of	allocated during	financial
Executive Officer	the Plan	fiscal year(1)	statements (€)	Subscription price(1)	Exercise period

					From 03/15/2009 to 03/14/2016
Robert Brunck	03/14/2008	200,000	2,412,000	€32.57	inclusive
					From 03/24/2008 to 03/23/2015
Robert Brunck	03/23/2007	200,000	2,530,000	€30.40	inclusive
					From 03/15/2009 to 03/14/2016
Thierry Le Roux	03/14/2008	125,000	1,507,500	€32.57	inclusive
					From 03/24/2008 to 03/23/2015
Thierry Le Roux	03/23/2007	125,000	1,581,250	€30.40	inclusive

Note:

(1)	Number and price adjusted pursuant to the five-for-one stock split effective as of June 3, 2008.

Pursuant to article L.225-197-1 of the French Commercial Code, the Board of Directors decided that the number of shares resulting from the exercise of stock options which the Chairman and Chief Executive Officer and Chief Operating Officer will have to keep under the registered form until the end of their term should be set at 10% of each individual allocation.

On March 16, 2009, the Board of Directors allocated 200,000 stock options to the Chairman and Chief Executive Officer and 125,000 stock options to the Chief Operating Officer. Their exercise price is €8.82. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:

•	A share price performance objective relative to the share price considering the SBF 120 index;

•	A share price performance objective relative to the ADS price considering the PHLX Oil Services Sector SM (OSX SM) index; or

•	A financial indicator of EBIT objective expressed in US$ and related to the target for the annual variable part of compensation of the Executive Officers.

The options have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in the registered form from their purchase date until March 16, 2013 inclusive, except in limited cases listed in the plan regulation.

Finally, pursuant to section L.225-185 of the commerce code, the Board of Directors decided that the number of shares resulting from the exercise of stock options that the Executive Officers are required to hold in the registered form until the end of their term should represent 20% of the net gain on the purchase price made by each beneficiary when exercising the options allocated by the Board of Directors on March 16, 2009.

The performance shares allocated to Mr. Brunck, Chairman and Chief Executive Officer and Mr. Le Roux, Chief Operating Officer, under the plans implemented by the Company over the last two years are set forth below:

			Valuation of options
			pursuant to the
			method used for
		Number of shares	consolidated
Name of the	Date of	allocated during	financial statements	Final allocation	Date of	Performance
Executive Officer	the Plan	fiscal year(1)	(€)	Date	availability	conditions

						Net earning per share and
Robert Brunck	03/14/2008	27,500	840,950	03/14/2010	03/14/2012	Operating income
						Net earning per share and
Robert Brunck	03/23/2007	20,000	620,400	03/23/2009	03/23/2011	Operating income
						Net earning per share and
Thierry Le Roux	03/14/2008	17,500	535,150 (2)	03/14/2010	03/14/2012	Operating income
						Net earning per share and
Thierry Le Roux	03/23/2007	12,500	387,750	03/23/2009	03/23/2011	Operating income

Note:

(1)	Number adjusted pursuant to the five-for-one stock split effective as of June 3, 2008.

Pursuant to article L.225-197-1 of the French Commercial Code, the Board of Directors decided that the number of performance shares which the Chairman and Chief Executive Officer and Chief Operating Officer will be required to hold in registered form until the end of their term will be set at 10% of each allocation.

The performance shares allocated to Mr. Brunck, Chairman and Chief Executive Officer, and Mr. Le Roux, Chief Operating Officer, that became available in 2008 under the plans implemented by the Company are set forth below:

		Number of shares
Name of the		allocated during	Valuation of	Final allocation	Date of	Performance
Executive Officer	Date of the Plan	fiscal year(1)	shares (€)	Date	availability	conditions

						Net earning
Robert Brunck	11/05/2006	12,500	430,425 (2)	12/05/2008	12/05/2010	per share
						Net earning
Thierry Le Roux	11/05/2006	8,750	301,297.50 (2)	12/05/2008	12/05/2010	per share

Notes:

(1)	Number adjusted pursuant to the five-for-one stock split effective as of June 3, 2008.

(2)	Valuation of shares based on the opening market price of the CGGVeritas share on May 12, 2008.

Pursuant to article L.225-197-1 of the French Commercial Code, the Board of Directors decided that the number of performance shares which the Chairman and Chief Executive Officer and Chief Operating Officer will be required to hold in registered form until the end of their term will be set at 10% of each allocation. On March 16, 2009, the Board of Directors allocated 27,500 performance shares to the Chairman and Chief Executive Officer, and 17,500 performance shares to the Chief Operating Officer.

Pursuant to section L.225-197-1 of the French Commercial Code, the Board of Directors decided that the number of shares that the Chairman and Chief Executive Officer and Chief Operating Officer will be required to hold in registered form until the end of their term will be set at 10% of the total number of shares allocated by the Board of Directors to the Chairman and Chief Executive Officer and Chief Operating Officer. In addition, the Board of Directors decided that the number of shares that the Chairman and Chief Executive Officer and Chief Operating Officer will be required to purchase at the end of the availability period of the performance shares so allocated should be set at one share for every 20 allocated shares.

The performance shares will be allocated to the Chairman and Chief Executive Officer and Chief Operating Officer on the later of either March 16, 2011 or the date of the shareholders’ meeting convened to approve the financial statements for fiscal year 2010, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation are fulfilled. These performance conditions are based on the achievement of certain objectives related to earnings per share and EBIT over fiscal years 2009 and 2010.

Item 7:  PRINCIPAL SHAREHOLDERS

Major Shareholders

The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as at March 31, 2009 and December 31, 2008, 2007 and 2006.

	March 31,		December 31,
	2009		2008		2007		2006
		% of		% of		% of		% of
	% of	voting	% of	voting	% of	voting	% of	voting
	shares	rights	shares	rights	shares	rights	shares	rights

Identity of Person or Group
Jupiter Asset Management	4.55	4.35	4.55	4.35	0	0	0	0
Fidelity International Limited	—	—	—	—	3.29	3.14	10.36	9.59
Morgan Stanley	—	—	—	—	2.72	2.59	5.16	4.48
Institut Français du Pétrole	4.34	8.30	4.76	9.08	4.77	9.10	7.73	14.32
Public	90.42	87.18	89.23	85.19	89.15	88.19	76.75	71.31

Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As of March 31, 2009, IFP had held 6,540,610 fully paid ordinary shares in registered form for two consecutive years, giving IFP 8.30 % of the voting power of the outstanding ordinary shares as at such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP are presently held in bearer form.

In connection with the Veritas merger we issued 9,215,845 ordinary shares (out of which 4,202 shares were subsequently cancelled since they had been issued in excess of merger consideration) that were deposited with The Bank of New York Trust as ADS depository, which issued 46,079,225 ADSs to be paid as merger consideration to former holders of Veritas common stock.

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

On December 18, 2008, in connection with the acquisition of Wavefield, we issued 12,925,749 ordinary shares to be paid as consideration to former holders of Wavefield common stock.

See “Item 9: The offer and Listing — Offer and Listing Details” for information regarding holdings of our shares in the United States.

Related Party Transactions

The Group provides services to and receives services from related parties, and contracts for these services are concluded on an arm’s length basis.

	2008	2007	2006
	(in millions of euros)

Operating income
Sales of geophysical equipment to Argas	63.5	25.5	0.8
Charter revenues received from LDA for the Alizé	7.8	8.2	9.0
Technical consulting services to Argas	4.5	—	—
Sales of geophysical equipment to JV Xian Peic	3.3	4.2	4.1

Income	79.1	37.9	13.9

Expenses paid for Alizé ship management to LDA	5.5	6.5	4.9
Purchases of geophysical equipment from Tronic’s	7.5	8.3	—
Purchases of geophysical equipment from Cybernetix	3.8	1.1	—

Expenses	16.8	15.9	4.9

Trade receivables from LDA	—	—	0.1
Trade receivables from Norwegian Oilfield AS	16.8	—	—

Trade accounts and notes receivable	16.8	—	0.1

Accounts payable to LDA	0.4	0.2	0.3

Trade accounts and notes payables	0.4	0.2	0.3

Future rents commitments to LDA	49.3	54.8	16.1

Contractual Obligations	49.3	54.8	16.1

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar, which is the owner of the seismic vessel “Alizé”. Geomar provides vessel charter services to LDA.

Argas, JV Xian Peic and Cybernetix are companies we consolidate using the equity method.

Norwegian Oilfield AS was consolidated under the equity method as at December 31, 2008, as part of our acquisition of Wavefield.

Tronic is 16% owned by us.

No credit facility or loan was granted to the Company by shareholders during the three years.

Interests of Experts and Counsel

None.

Item 8:  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial Statements and notes thereto filed as a part of this annual report.

Item 9:  THE OFFER AND LISTING

Offer and Listing Details

The trading market for our ordinary shares is Euronext Paris S.A., where the ordinary shares have been listed since 1981. American Depositary Shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “CGV”. The Bank of New York has advised us that as of March 31, 2009, there were 8,143,079 ADSs outstanding, which are held of record by five registered holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 5.93% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholder.

  Price Information on Euronext Paris.

The tables below set forth, for the periods indicated, the high and low prices for the outstanding ordinary shares on Euronext Paris as reported by NYSE Euronext.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(€)

2009
March	9.89	7.63
February	10.62	7.64
January	13.16	8.50
2008
December	12.89	9.65
November	15.00	8.44
October	22.96	9.02

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2009:

	Price per Share
	High	Low
	(€)

2009
First Quarter	13.16	7.63
2008
First Quarter	199.99	131.11
Second Quarter(1)	36.90	27.73
Third Quarter	30.06	20.06
Fourth Quarter	22.96	8.44
2007
First Quarter	167.00	138.11
Second Quarter	186.00	151.10
Third Quarter	231.83	163.13
Fourth Quarter	241.49	173.11

Note:

(1)	Reflects the five-for-one stock split effective as of June 3, 2008

The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share
	High	Low
	(€)

2008	199.99	8.44	(1)
2007	241.49	138.11
2006	166.40	75.25
2005	89.00	50.20
2004	56.50	29.70

Note:

(1)	Reflects the five-for-one stock split effective as of June 3, 2008.

  Price Information on the NYSE

The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange:

The table below indicates the high and low market prices for our most recent six months and the first quarter of 2009:

	High	Low
	(U.S.$)

2009
March	13.24	9.67
February	13.90	10.60
January	17.61	10.97
2008
December	16.73	12.14
November	19.34	10.50
October	31.00	11.76

The table below indicates the quarterly high and low market prices for our two most recent financial years:

	High	Low
	(U.S.$)

2009
First Quarter	17.61	10.97
2008
First Quarter	58.48	41.00
Second Quarter	57.91	43.62
Third Quarter	45.76	28.90
Fourth Quarter	31.00	10.50
2007
First Quarter	44.11	34.99
Second Quarter	50.24	40.89
Third Quarter	65.66	44.43
Fourth Quarter	68.78	51.95

The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	High	Low
	(U.S.$)

2008	58.48	10.50
2007	68.78	34.99
2006	45.00	18.33
2005	21.14	13.35
2004	14.05	7.47

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

Under our statuts, the Board of Directors has authority to determine the compensation of its chairman as well as of its Chief Executive Officer and Chief Operating Officer.

     Borrowing Powers Exercisable by the Directors

Under French company law and our statuts, directors other than legal entities are forbidden to take out loans from CGGVeritas in any form whatsoever or to have CGGVeritas grant them an overdraft in current account or otherwise. It is also forbidden to have CGGVeritas stand as surety for them or back their commitments in respect of third parties. This prohibition also applies to chief operating officers and to permanent representatives of legal-entity directors. It also applies to the spouses, lineal forebearers or descendants of the persons referred to in this paragraph and also to any trustee.

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

  Share Capital

As of March 31, 2009, our issued share capital amounts to €60,247,083 divided into 150,617,709 shares of the same class with a nominal value of €0.40 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”

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

At a meeting held on April 29, 2008 our shareholders renewed the existing authorization permitting the Board of Directors to increase our share capital, through one or more issuances of securities, by an additional aggregate nominal amount of up to €54,000,000. This authorization is effective for a period not to exceed 26 months. Our shareholders have preferential rights to subscribe for such additional securities. (see “Item 7: Principal Shareholders — Identity of Person or Group”).

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

     Quorum

Under French law, a quorum requires the presence in person or voting by mail or by proxy of shareholders representing, in the aggregate, not less than:

•	20% of the shares entitled to vote (in the case of an ordinary general meeting convened on first call, an extraordinary general meeting convened on second call or an extraordinary general meeting convened on first call, if deciding upon any capital increase by capitalization of reserves, retained earnings or share premium); or

•	25% of the shares entitled to vote (in the case of any other extraordinary general meeting convened on first call).

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

At the shareholders’ meeting held on April 29, 2008, our shareholders renewed the existing authorization to acquire up to 10 percent of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting.

Under such authorization, we are allowed to carry out transactions on our shares with the following objectives:

•	to support liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the Association Française des Marchés Financiers (formerly known as the Association Française des Entreprises d’Investissement),

•	to deliver shares in the scope of securities giving access, immediately or in the future, to shares by redemption, conversion, exchange, presentation of a warrant or by any other means,

•	to deliver, immediately or in the future, shares in exchange in the scope of external growth, in accordance with the conditions to be defined by the AMF,

•	to allocate bonus shares to employees and officers of the company or affiliated companies within the meaning of article L.225-180 of the French Commercial Code, especially in the scope of options to purchase shares of the company, and

•	to cancel the shares through a capital reduction, subject to a decision of, or an authorization, by the extraordinary general meeting.

The general meeting approved a maximum purchase price of €300. The maximum number of shares that we are entitled to hold is 10% of our share capital as at the time of the purchase, less any shares acquired under previous authorizations.

The shares may be acquired on one or several occasions, by any method, including by agreement, by stock market purchase, by purchasing blocks of shares or by an offer to buy, which may take place at any time, excluding during a take-over bid.

This authorization was granted for a period of 18 months from April 29, 2008 and cancelled and replaced the authorization granted to the Board of Directors by the general meeting held on May 10, 2007.

In 2008 we implemented the share repurchase plan authorized by our shareholders in April 2008 with the sole aim to support the liquidity of the shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the Association Française des Marchés Financiers.

We concluded this liquidity contract with Crédit Agricole Cheuvreux in July 9, 2007. This liquidity contract is tacitly renewable and compliant with the Code of Practice of the Association Française des Marchés Financiers.

Upon implementation of this contract, we allocated €22,000,000 to the liquidity account.

During fiscal year 2008, Crédit Agricole Cheuvreux:

•	purchased, between April 1, 2008 and May 31, 2008,139,381 CGGVeritas shares at an average weighed price of €174.10 and sold 1,119,534 CGGVeritas shares at an average weighed price of €175.02;

•	purchased, between June 1, 2008(*) and December 31, 2008, 2,105,984 CGGVeritas shares at an average weighed price of €21.73 and sold 1,496,884 CGGVeritas shares at an average weighed price of €19.95.

(*) after the five-for-one stock split

As of December 31, 2008, we held 855,350 shares in relation to this contract, i.e. 0.57% of our share capital. The net book value of these shares amounts to €9,066,710.

As of December 31, 2008, we did not hold any shares directly outside the scope of this liquidity contract.

  Trading in Our Own Shares

Under European Commission Regulation Number 2273/2003 of December 22, 2003 applicable in France since October 13, 2004, trades by a company in its own shares are deemed valid when the following conditions are met:

•	each trade must not be made at a price higher than the higher of the price of the last trade and the highest current independent bid on Euronext Paris;

•	if we carry out the purchase of our own shares through derivative financial instruments, the exercise price of those derivative financial instruments must not be above the higher of the last independent trade and the highest current independent bid; and

•	the trade must not account for more than 25% of the average daily trading volume on Euronext Paris in the shares during the twenty trading days immediately preceding the trade.

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

  Requirements for Holdings Exceeding Certain Percentages

French company law provides that any individual or entity, who acting alone or in concert with others, acquires more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of our outstanding shares or voting rights thereof or whose shareholding falls below any such percentage must notify us within five trading days of the date such threshold was crossed of the number of shares it holds and of the voting rights attached thereto. Such individual or entity must also notify the AMF within five (5) trading days of the date such threshold was crossed.

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

In addition to the provisions of French company law our statuts provide that any shareholder who directly or indirectly acquires ownership or control of shares representing 1% or any multiple thereof of our share capital or voting rights, or whose shareholding falls below any such limit, must inform us within five trading days of the crossing of the relevant threshold, of the number of shares then owned by such shareholder. Failure to comply with these notification requirements may result, at the request, recorded in the minutes of the general meeting, of one or several shareholders holding at least 1% of the capital, in the shares in excess of the relevant threshold being deprived of voting rights for all shareholder meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements.

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

Amendments to the U.S.$1.115 billion Credit Agreement and the U.S.$200 million Revolving Credit Agreement, dated as of December 12, 2008, among us, certain of our subsidiaries, the lenders party thereto, Credit Suisse as Administrative Agent and Collateral Agent and Natixis as Facility Agent.

On December 12, 2008, we entered into amendment agreements concerning our U.S.$1.115 billion Credit Agreement and our U.S.$200 million Revolving Credit Agreement. The amendments included, among other things, changes to the covenants to increase flexibility with respect to intra-group transactions. Pursuant to these amendment agreements we made an optional prepayment of $50,000,000 on our term loan and agreed to increase by $100,000,000 the mandatory repayments due in 2009 in respect of our term loan.

Supplemental Indentures in respect of our Senior Notes, dated as of December 12, 2008, between us, our subsidiary CGGVeritas Services Holding B.V. and The Bank of New York Mellon Trust Company, as Trustee.

On December 12, 2008, we entered into supplemental indentures in respect of our 7 1/2% Senior Notes due 2015 and our 7 3/4% Senior Notes due 2017 in order to add CGGVeritas Services Holding B.V. as an additional guarantor to the Senior Notes.

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

In particular, the United States and France signed a protocol on January 13, 2009, that, upon ratification, will make several changes to the Treaty, including changes to the “Limitation on Benefits” provision. The provisions of the protocol will be effective as soon as the ratification occurs in both jurisdictions, and with respect to withholding taxes will be effective for amounts paid or accrued on or after the first day of the year in which the protocol enters into force.

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

  French Taxation

The following describes the material French tax consequences of owning and disposing of ADSs relevant to U.S. Holders which do not hold their ADSs in connection with a permanent establishment or fixed base in France through which a holder carries on business or performs personal services in France. The statements relating to French tax laws set out below are based on the laws in force as at the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date.

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

An Eligible U.S. Holder who wishes to obtain a reduced withholding rate at source must complete and deliver to the U.S. financial institution that is in charge of the administration of the ADSs of that Eligible U.S. Holder a Treaty form establishing that such U.S. Holder is a U.S. resident for the purpose of the Treaty (Form 5000).

If Form 5000 is not filed prior to the dividend payment, we or the French paying agent will withhold tax from the dividend at the above rate of 25%, and the Eligible U.S. Holder will be entitled to claim a refund of the excess withholding tax by filing Form no. 5001-EN with the Depositary or the French paying agent early enough to enable them to forward that application to the French tax authorities before December 31 of the second year following the calendar year in which the related dividend was paid.

The Depositary will provide to all U.S. Holders of ADSs the applications or certificates, together with instructions, and will arrange for the filing with the French tax authorities of all applications and certificates completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time to effect the filing.

Form 5000 and Form 5001-EN and their respective instructions are available at the trésorerie des non-résidents (10, rue du Centre, 93160 Noisy-le-Grand, France).

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

If a transfer of listed shares is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 3% registration duty assessed on the higher of the purchase price or the market value of the shares (subject to a maximum assessment of €5,000 per transfer). However, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

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

A U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any French tax withheld from a dividend. Eligible U.S. Holders will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the 15% maximum rate, and with respect to which the holder can obtain a refund from the French taxing authorities. For purposes of the foreign tax credit limitation, foreign source income is classified in one of two “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by us generally will constitute foreign source income in the “passive income” basket. If a U.S. Holder receives a dividend from us that qualifies for the reduced rate described above under “United States Taxation — Dividends — General”, the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the ADSs for at least 16 days in the 31-day period beginning 15 days before the ex dividend date.

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

  Passive Foreign Investment Company Status

A foreign corporation will be a PFIC in any taxable year in which either (i) 75% or more of its gross income consists of certain specified types of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. We do not expect that we will be a PFIC in 2009, but our possible status as a PFIC must be determined annually and therefore we might become a PFIC in future years.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. In accordance with the Exchange Act, we electronically file or submit reports, including annual reports on Form 20-F and interim reports on Form 6-K, and other information with the Securities and Exchange Commission. You may obtain these reports and other information by sending a written request to CGGVeritas, Tour Maine-Montparnasse, 33, avenue du Maine, BP 191, 75755 Paris cedex 15, France, Attention: Investor Relations Officer, Telephone: (33) 1 64 47 4500.

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

In addition, you can inspect material filed by CGGVeritas at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which American Depositary Shares representing shares of our common stock are listed. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the Exchange Act.

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

Interest Rate Risk

Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Our exposure to interest rate fluctuations is reduced to the extent that the main part of our financial debt at December 31, 2008 consisted of a long-term bond issues maturing in May 2015 and 2017 and bearing a fixed interest rate. However, our sources of liquidity include a Senior Facility with financial institutions charging variable interest rates. We may also use interest rate swaps to adjust interest rate exposures when appropriate based upon market conditions.

Foreign Exchange Rate Risk

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2008, 2007 and 2006, more than 80% of our operating revenues and more than two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, Canadian dollars, Brazilian reals, Australian dollars, British pounds and Norwegian kroner.

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

Credit Risk and Counter-Party Risk

We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. During 2008, our two largest clients accounted for 3.9% and 3.8% of our operating revenues, respectively. During 2007, our two largest clients accounted for 4.5% and 2.8% of our operating revenues, respectively.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of December 31, 2008:

								Fair
Carrying value	2009	2010	2011	2012	2013	Thereafter	Total	Value
				(in € million)

Debt
U.S. dollar	24.0	19.0	32.7	3.5	3.5	657.6	740.3	745.8
Average fixed rate	6.5%	6.4%	5.8%	9.6%	9.7%	7.9%	7.7%
U.S. dollar	107.0	27.6	22.7	21.9	21.0	483.3	683.5	683.5
Average variable rate	4.9%	3.8%	3.9%	3.9%	4.0%	5.4%	5.1%
Euro	0.1	—	—	—	—	—	0.1	—
Average fixed rate	5.0%	—	—	—	—	—	5.0%
Euro	35.0	—	—	—	—	—	35.0	35.0
Average variable rate	6.8%	—	—	—	—	—	6.8%
Other currencies	—	—	—	—	—	—	—	—
Average fixed rate	—	—	—	—	—	—	—
Other currencies	1.7	1.0	1.0	1.0	1.0	0.5	6.2	6.2
Average variable rate	8.4%	8.4%	8.4%	8.4%	8.4%	8.4%	8.4%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	418.8							(6.5)
U.S. dollars average rate/€	1.4354
Forward sales (in GBP)	5.5							(1.0)
GBP average rate/U.S	0.5055
Forward sales (in Ren-min-bi Yuan)	6.5							(0.1)
Ren-min-bi Yuan average rate/U.S	6.8248

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

Pursuant to section L.225-37 of the French Commercial Code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the annual general meeting of our shareholders on the preparation and organization of the meeting of our Board of Directors, on the limitations placed on the authority of the Chief Executive Officer as well as on the internal control procedures put in place by us. This report for 2008 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our disclosure committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our Group has been implemented.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2008, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our assessment of the effectiveness of our internal control over financial reporting did not include the internal controls of Wavefield, which is included in our 2008 consolidated financial statements and constituted €395.7 million and €226.8 million of total and net assets, respectively. Based on our assessment under these criteria, we concluded that, as of December 31, 2008, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union as of December 31, 2008.

The effectiveness of management’s internal control over financial reporting has been audited by Ernst & Young and Mazars, our independent registered public accounting firms, as stated in their report, which is included herein.

(c) Attestation Report of Independent Registered Public Accounting Firms.

Year ended December 31, 2008

To the Board of Directors and Shareholders of Compagnie Générale de Géophysique-Veritas S.A.

We have audited Compagnie Générale de Geophysique-Veritas S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compagnie Générale de Geophysique-Veritas S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying management’s report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Wavefield, which is included in the 2008 consolidated financial statements of Compagnie Générale de Géophysique-Veritas S.A. and constituted MEUR 395.7 and MEUR 226.8 of total and net assets respectively, as of December 31, 2008. Our audit of internal control over financial reporting of Company Générale de Géophysique-Veritas S.A. also did not include an evaluation of the internal control over financial reporting of Wavefield.

In our opinion, Compagnie Générale de Géophysique Veritas S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Compagnie Générale de Géophysique-Veritas S.A. as of December 31, 2008, 2007 and 2006 and the related consolidated statements of income, statements of cash flows and statements of income and expenses recognized directly in equity for each of the three years in the period ended December 31, 2008 of Compagnie Générale de Géophysique-Veritas S.A. and our report dated April 10, 2009, expressed an unqualified opinion thereon.

Courbevoie and Neuilly-sur-Seine, France, April 10, 2009.

Mazars                                                                  ERNST & YOUNG

/s/ Xavier Charton Xavier Charton	/s/ Philippe Diu Philippe Diu

/s/ Olivier Thireau Olivier Thireau	/s/ Nicolas Pfeuty Nicolas Pfeuty

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

Item 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,
	2008		2007
	Ernst & Young	Mazars	Ernst & Young	Mazars & Guerard
		(in thousands of euros)

Audit Fees(a)	3,353	2,097	4,020	2,534
Audit-Related Fees(b)	284	117	278	—
Tax Fees(c)	95	13	101	6
All Other Fees(d)	1	—	—	—

Total	3,733	2,227	4,399	2,540

Notes:

(a)	Audit fees are the aggregate fees billed by our independent auditors for the audit of the individual and consolidated annual and semi-annual financial statements and the provision of services that are normally provided by our independent auditors in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees are the aggregate fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees”. They include consultations relating to accounting principles and internal controls.

(c)	Tax fees are the aggregate fees billed by our independent auditors for services rendered by our auditors for tax compliance, tax advice, and tax planning. They include assistance when dealing with local authorities, advice regarding tax audit and litigation, expatriate taxation and tax advice relating to mergers and acquisitions.

(d)	All other fees are the aggregate fees billed by our independent auditors other than the services reported in notes (a) through (c) of this table. They include training services as well as general and specific advice.

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

The annual audit services engagement terms and fees as defined in note (a) of table above are subject to the specific pre-approval of the Audit Committee.

Item 16D:  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total number of				Maximum number
	Shares purchased as	Total number	Average		of shares that may
	part of the	of shares	price paid		yet be purchased
	programs	purchased	per share	Total amount paid	under the program
			(€)	(€)

January, 2008(a)	129,813	129,813	170.17	22,090,924.73	2,732,094
February, 2008(a)	76,338	76,338	161.83	12,353,835.58	2,737,422
March 2008(a)	59,607	59,607	125.25	9,075,409.40	2,740,803
April, 2008(b)	55,181	55,181	160.36	8,848,768.89	2,742,319
May, 2008(b)	84,200	84,200	167.71	14,120,772.00	2,744,402
June, 2008(b)	523,553	523,553	30.98	16,219,814.50	13,716,169
July, 2008(b)	216,727	216,727	25.19	5,459,806.92	13,746,852
August, 2008(b)	141,227	141,227	30.91	4,365,038.21	13,754,402
September, 2008(b)	329,444	329,444	23.80	7,841,360.79	13,736,069
October, 2008(b)	530,033	530,033	14.98	7,937,724.69	13,716,010
November, 2008(b)	194,700	194,700	11.04	2,149,819.00	13,749,543
December, 2008(b)	170,300	170,300	10.56	1,798,981.00	13,752,166
Total	2,511,123	2,511,123		112,262,255.71

Notes:

(a)	Shares purchased as part of the 2007 program approved by the shareholders’ meeting of May 10, 2007 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of €250 per share. This program replaced the previous program announced on May 11, 2006.

(b)	Shares purchased as part of the 2008 program approved by the shareholders’ meeting of April 29, 2008 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of €300 per share. This program replaced the previous program announced on May 10, 2007.

Item 16F:  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G:  CORPORATE GOVERNANCE

The corporate governance rules of the New York Stock Exchange differ from the regulations and recommendations applicable in France, especially those governing the definition of director independence and the role and operation of the Board’s committees. As a non-U.S. listed company, we are exempted from many of these corporate governance rules, which are applicable to U.S. listed companies. For example, nothing withstanding our conclusions as to independence under the AFEP-MEDEF Code, our Board has not formally determined which of our directors meet NYSE independence standards, and non-management directors do not meet regularly. Our Appointment-Remuneration Committee is not made up exclusively of independent directors, and the Board’s internal charter does not address committee purposes and responsibilities in the manner specified by the NYSE rules applicable to nominating, compensation and audit committees. However, our Audit Committee members meet the independence test for audit committee members established by the SEC, and we believe that they also meet the definition of “independence” under the NYSE rules.

PART III

Item 17:  FINANCIAL STATEMENTS

Not applicable.

Item 18:  FINANCIAL STATEMENTS

The following audited financial statements of CGGVeritas and CGG and related schedules, together with the report of Ernst & Young & Autres and Mazars, are filed as part of this Annual Report:

Item 19:  EXHIBITS

The following instruments and documents are included as Exhibits to this Annual Report. Exhibits incorporated by reference are so indicated.

Exhibit No		Exhibit

1	.1*	English translation of our Articles of Association (statuts).
2.1		Indenture dated as of April 28, 2005 between us, certain of our subsidiaries acting as guarantors and JP Morgan Chase Manhattan Bank as Trustee, which includes the form of the 7 1/2% Senior Notes due 2015 as an exhibit thereto (Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2005, as amended, is incorporated herein by reference).
2.2		Supplemental Indenture dated as of January 12, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, as Trustee to add guarantors to the 7 1/2% Senior Notes due 2015 (Exhibit 4.1 to the Registrant’s Report on Form 6-K, dated February 2, 2007, is incorporated herein by reference).
2.3		Supplemental Indenture dated as of February 9, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, for the issuance of the additional U.S.$200 million in aggregate principal amount of the 7 1/2% Senior Notes due 2015. (Exhibit 2.3 to the Registrants’s Annual Report for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
2.4		Indenture dated as of February 9, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, as Trustee, which includes the form of the 7 3/4% Senior Notes due 2017 as an exhibit thereto. (Exhibit 2.4 to the Registrant’s Annual Report for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
2	.5*	Supplemental Indenture dated as of December 12, 2008 between us, our subsidiary CGGVeritas Services Holding B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding B.V. as a guarantor to the 7 1/2% Senior Notes due 2015.
2	.6*	Supplemental Indenture dated as of December 12, 2008 between us, our subsidiary CGGVeritas Services Holding B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding B.V. as a guarantor to the 7 3/4% Senior Notes due 2017.
4.1		Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment (Exhibit 10.1 to the Report on Form 6-K, dated May 13, 2004, is incorporated herein by reference).
4.2		U.S.$70 million Term Credit Facility, dated March 29, 2006, by and among Exploration Investment Resources II AS, DnB NOR Bank ASA and certain banks and financial institutions (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated May 9, 2006, is incorporated herein by reference).

Exhibit No		Exhibit

4.3		Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us (we have requested that the Commission grant confidential treatment for certain portions of this document) (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
4.4		Credit Agreement, dated as of January 12, 2007, among Volnay Acquisition Co. I, us, certain of our subsidiaries acting as guarantors, the lenders party thereto and Credit Suisse as Administrative Agent and Collateral Agent (Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
4.5		Revolving Credit Agreement, dated as of February 7, 2007, among us, certain of our subsidiaries acting as guarantors, Natixis as Facility Agent, Credit Suisse as Collateral Agent and the lenders party thereto (Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
4	.6*	Amendment No. 1 and Agreement, dated as of December 12, 2008, among CGGVeritas Services Holding (U.S.) Inc. (formerly Volnay Acquisition Co. I), us, the lenders party to the Credit Agreement dated January 12, 2007, and Credit Suisse, as Administrative Agent and Collateral Agent.
4	.7*	Amendment No. 1, dated as of December 12, 2008, among us, the lenders party to the Revolving Credit Agreement dated February 7, 2007, Natixis, as Facility Agent, and Credit Suisse, as Collateral Agent.
4.8		Employment Agreement between Veritas DGC Inc. and Timothy L. Wells dated December 27, 2006 (Exhibit 10.12 to Veritas DGC Inc.’s Form 8-K dated January 4, 2007 is incorporated herein by reference).
8*		Our Subsidiaries
11		Code of Ethics (Exhibit 11 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, dated June 1, 2004, is incorporated herein by reference).
12	.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12	.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13	.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
13	.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
15*		Consent of Mazars and Ernst & Young & Autres

Notes:

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compagnie Generale de Geophysique-Veritas
(Registrant)

/s/ Robert Brunck	/s/ Stephane-paul Frydman

Chairman and Chief Executive Officer	Chief Financial Officer

Date: April 22, 2009

[THIS PAGE INTENTIONALLY LEFT BLANK]

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

ERNST & YOUNG	MAZARS
41, rue Ybry	Exaltis – 61, rue Henri Regnault
92576 Neuilly sur Seine cedex	92400 Courbevoie

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Compagnie Générale de Géophysique — Veritas:

We have audited the accompanying consolidated balance sheets of Compagnie Générale de Géophysique —Veritas S.A. and subsidiaries (the “Company”) as of December 31, 2008, 2007 and 2006, and the related consolidated statements of income, cash flows and statement of operations and expenses recognized directly in equity for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008, 2007 and 2006, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 10 , 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Courbevoie and Neuilly-sur-Seine, France, April 10, 2009.

Mazars	ERNST & YOUNG

/s/ Xavier Charton	/s/ Philippe Diu

Xavier Charton	Philippe Diu

/s/ Olivier Thireau	/s/ Nicolas Pfeuty

Olivier Thireau	Nicolas Pfeuty

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

The consolidated financial statements were approved by the Board of Directors on February 25, 2009 and are subject to the approval of our General Shareholders Meeting expected to be held on April 29, 2009.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2008	2007	2006
		(amounts in millions of euros)

ASSETS
Cash and cash equivalents	28	516.9	254.3	251.8
Trade accounts and notes receivable, net	3	712.3	601.9	301.1
Inventories and work-in-progress, net	4	287.9	240.2	188.7
Income tax assets		102.2	34.6	18.0
Other current assets, net	5	101.5	89.6	63.1
Assets held for sale, net	9	7.6	—	0.4

Total current assets		1,728.4	1,220.6	823.1

Deferred tax assets	24	109.2	81.4	43.4
Investments and other financial assets, net	7	26.2	32.0	19.2
Investments in companies under equity method	8	72.9	44.5	46.2
Property, plant and equipment, net	9	822.4	660.0	455.2
Intangible assets, net	10	820.0	680.5	127.6
Goodwill, net	11	2,055.1	1,928.0	267.4

Total non-current assets		3,905.8	3,426.4	959.0

TOTAL ASSETS		5,634.2	4,647.0	1,782.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	13	8.2	17.5	6.5
Current portion of financial debt	13	241.5	44.7	38.1
Trade accounts and notes payables		286.2	256.4	161.2
Accrued payroll costs		144.3	113.2	74.4
Income taxes payable		85.5	59.1	37.7
Advance billings to customers		43.5	51.9	45.9
Provisions — current portion	16	20.7	9.6	10.4
Other current liabilities	12	173.3	109.0	31.3

Total current liabilities		1,003.2	661.4	405.5

Deferred tax liabilities	24	223.8	157.7	66.5
Provisions — non-current portion	16	82.4	76.5	25.5
Financial debt	13	1,296.3	1,298.8	361.0
Other non-current liabilities	17	29.9	27.0	23.7

Total non-current liabilities		1,632.4	1,560.0	476.7

Common stock: 276,413,038 shares authorized and 150,617,709 shares with a €0.40 nominal value issued and outstanding at December 31, 2008; 137,253,790 at December 31, 2007; 87,989,440 at December 31, 2006(1)	15	60.2	54.9	35.2
Additional paid-in capital		1,964.7	1,820.0	394.9
Retained earnings		799.4	538.6	320.6
Treasury shares		(18.1)	(3.9)	3.0
Net income (loss) for the period — Attributable to the Group		332.8	245.5	157.1
Income and expense recognized directly in equity		(2.5)	(5.1)	4.8
Cumulative translation adjustment		(176.4)	(248.4)	(38.6)
Total shareholders’ equity		2,960.1	2,401.6	877.0
Minority interests		38.5	24.0	22.9

Total shareholders’ equity and minority interests		2,998.6	2,425.6	899.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,634.2	4,647.0	1,782.1

(1)	Number of shares at December 31, 2007 and at December 31, 2006 has been restated to reflect the five-for-one stock split on June 3, 2008.

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

		December 31,
	Notes	2008	2007	2006
	(in millions of euros,
	except per share data)

Operating revenues	19	2,602.5	2,374.1	1,329.6
Other income from ordinary activities	19	1.7	1.2	1.8
Total income from ordinary activities		2,604.2	2,375.3	1,331.4
Cost of operations		(1,722.5)	(1,622.3)	(890.0)

Gross profit		881.7	753.0	441.4

Research and development expenses — net	20	(43.8)	(51.3)	(37.7)
Selling, general and administrative expenses		(256.1)	(231.0)	(126.4)
Other revenues (expenses) — net	21	(36.4)	18.4	11.7

Operating income before reduction of goodwill	19	545.4	489.1	289.0

Reduction of goodwill	11	(4.8)	—	—

Operating income	19	540.6	489.1	289.0

Expenses related to financial debt		(93.0)	(121.7)	(31.8)
Income provided by cash and cash equivalents		9.2	12.6	6.4
Cost of financial debt, net	22	(83.8)	(109.1)	(25.4)
Derivative and other expenses on convertible bonds	23	—	—	(23.0)
Other financial income (loss)	23	(11.5)	(5.2)	(8.8)
Income (loss) of consolidated companies before income taxes		445.3	374.8	231.8
Income taxes	24	(108.3)	(129.4)	(83.2)

Net income (loss) from consolidated companies		337.0	245.4	148.6

Equity in income of affiliates		3.0	4.2	10.1

Net income (loss)		340.0	249.6	158.7

Attributable to:
Shareholders		332.8	245.5	157.1
Minority interests		7.2	4.1	1.6
Weighted average number of shares outstanding	29	137,910,388	134,567,140	86,859,635
Dilutive potential shares from stock options	29	579,432	992,915	1,547,920
Dilutive potential shares from performance share plan	29	575,063	518,940	249,375
Dilutive weighted average number of shares outstanding adjusted when dilutive		139,064,883	136,078,995	88,656,930
Net income (loss) per share
— Basic		2.41	1.82	1.81
— Diluted		2.39	1.80	1.77

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year
	Notes	2008	2007	2006
		(in millions of euros)

OPERATING
Net income (loss)		340.0	249.6	158.7
Depreciation and amortization		233.5	179.1	106.0
Multi-client surveys amortization	10	260.8	308.5	80.6
Variance on provisions		2.8	2.0	4.6
Stock based compensation expenses		23.8	20.6	7.4
Net gain (loss) on disposal of fixed assets		2.0	(0.3)	(5.3)
Share in profits of affiliates		(3.0)	(4.2)	(10.1)
Dividends received from affiliates		1.4	5.3	4.3
Other non-cash items	28	4.4	(9.2)	31.5
Net cash including net cost of financial debt and income tax		865.7	751.4	377.7
Less net cost of financial debt		83.8	109.1	25.4
Less income tax expense		108.3	129.4	83.2
Net cash excluding net cost of financial debt and income tax		1,057.8	989.9	486.3
Income tax paid		(137.5)	(144.1)	(80.4)
Net cash before changes in working capital		920.3	845.8	405.9
— change in trade accounts and notes receivables		(39.7)	(133.0)	(18.8)
— change in inventories and work-in-progress		(26.6)	(41.4)	(40.0)
— change in other current assets		9.7	(12.8)	(5.8)
— change in trade accounts and notes payable		(17.5)	(13.3)	5.0
— change in other current liabilities		30.8	22.5	20.1
Impact of changes in exchange rate on financial items		8.6	(20.5)	(19.0)

Net cash provided by operating activities		885.6	647.3	347.4

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9 &10	(155.4)	(230.5)	(149.2)
Investments in multi-client surveys	10	(343.4)	(371.4)	(61.5)
Proceeds from disposals of tangible & intangible assets		1.5	27.4	6.1
Total net proceeds from financial assets	28	8.8	2.8	16.8
Acquisition of investments, net of cash & cash equivalents acquired	28	(6.0)	(1,019.1)	(48.3)
Variation in loans granted		(7.6)	(0.2)	(0.2)
Variation in subsidies for capital expenditures		(0.1)	(0.1)	(0.2)
Variation in other non-current financial assets	28	(1.3)	18.0	(6.9)
Net cash from investing activities		(503.5)	(1,573.1)	(243.4)

FINANCING
Repayment of long-term debt		(64.7)	(622.8)	(131.9)
Total issuance of long-term debt		39.2	1,698.3	208.3
Lease repayments		(7.2)	(10.0)	(19.6)
Change in short-term loans		(9.7)	12.0	(2.4)
Financial expenses paid	28	(82.9)	(123.5)	(23.8)
Net proceeds from capital increase:
— from shareholders		1.9	9.1	12.4
— from minority interest of integrated companies		—	—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—	—
— to minority interest of integrated companies		(1.4)	(6.0)	(0.3)
Acquisition/disposal from treasury shares		(14.1)	(6.9)	4.1

Net cash provided by financing activities		(138.9)	950.2	46.8

Effect of exchange rates on cash		19.4	(21.9)	(11.4)

Net increase (decrease) in cash and cash equivalents		262.6	2.5	139.4
Cash and cash equivalents at beginning of year	28	254.3	251.8	112.4

Cash and cash equivalents at end of period	28	516.9	254.3	251.8

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of income and expenses attributable to shareholders

	December 31,
	2008	2007	2006
	(amounts in
	million of euros)

Net income (loss) attributable to the Group	332.8	245.5	157.1
— Change in actuarial gains and losses on pension plan	0.6	(3.8)	(1.0)
— Change in fair value of available-for-sale investments(a)	6.9	(6.9)	—
— Change in fair value of hedging instruments	(4.3)	(3.0)	6.2
— Change in foreign currency translation adjustment	72.1	(209.8)	(49.9)

Income recognized directly in equity for the period	408.1	22.0	112.4

(a)	The change in fair value of available-for-sale investments corresponds to our investment in Offshore Hydrocarbon Mapping that was impaired in 2008 (See note 7).

Consolidated Statements of income and expenses attributable to minority interests

	December 31,
	2008	2007	2006
	(amounts in
	million of euros)

Net income (loss) attributable to minority interests	7.2	4.1	1.6
— Change in foreign currency translation adjustment	3.5	(2.5)	(1.6)

Income recognized directly in equity for the period	10.7	1.6	—

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

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation ntm1606/ 2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB). These consolidated financial statements are also in accordance with IFRS adopted by the European Union at December 31, 2008.

According to the general conditions of the standard IFRS 1, regarding the first adoption of IFRS, the Group elected the following options:

•	Business combinations (IFRS 3): the Company elected not to restate business combinations consummated prior to January 1, 2004;

•	Fair value used as assumed cost (IAS 16): the Company did not elect to assess its property, plant and equipment at fair value. Property, plant and equipment are recognized at amortized historical cost;

•	Actuarial gains (losses) on pension plans (IAS 19): the Company elected to recognize actuarial gains (losses) on pension plans previously unrecognized at January 1, 2004, in retained earnings;

•	Currency translation adjustments (IAS 21): the Company elected to recognize currency translation adjustments at January 1, 2004 through retained earnings.

Moreover, the Company elected for the early adoption from January 1, 2004 of the following standards:

•	Financial instruments: the Company early adopted the standards IAS 32 and IAS 39 from January 1, 2004;

•	Actuarial gains (losses) on pension plans (IAS 19): the Company elected to recognize actuarial gains (losses) on pension plans directly in retained earnings.

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

Use of estimates

Significant estimates in preparing financial statements that could have a material impact on the carrying values of assets and liabilities are:

•	Amortization of multi-client data library,

•	Depreciation and, if applicable, impairment of tangible and intangible assets, including goodwill,

•	Development costs,

•	Valuation of investments,

•	Recoverability of goodwill and intangible assets,

•	Income taxes, and

•	Employee benefit plans.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Judgments

The major accounting matters that are subject to management judgments, which have a material effect on the carrying amounts of assets and liabilities recognized in the consolidated financial statements, relate to:

•	Collectibility of accounts receivable,

•	Recoverability of deferred tax assets,

•	Fair value of assets and liabilities as part of the different purchase price allocations,

•	Provision for contingencies, claims and litigations.

Critical Accounting Policies

Our significant accounting policies, which we have applied consistently, are fully described below. However, certain of our accounting policies are particularly important to reflect our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty.

The following Standards, Amendments and Interpretations have been effective since January 1, 2008:

•	IFRIC 11 — IFRS 2 — Group and Treasury Share Transactions
•	Amendments to IAS 39 and IFRS 7 — Reclassification of financial assets

These Standards, Amendments and Interpretations have had no significant impact on our consolidated financial statements at December 31, 2008.

The applied accounting treatment do not differ from IFRS and its interpretations as issued by the IASB nor from IFRS as adopted by the European Union at December 31, 2008 as the application of the following standards, compulsory f or financial years starting as of January 1, 2008 but not yet adopted by the European Union would have no significant impact on our consolidated financial statements:

•	IFRIC 12 — Service Concession Arrangements
•	IFIC 14 — IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction — endorsed by the European Union in December 2008 but compulsory for financial years starting as of December 31, 2008

Concerning Standards, Amendments and Interpretations that were adopted by the European Union and are optional at December 31, 2008, CGGVeritas decided not to anticipate them:

•	Amendments to IAS 1 — Presentation of financial statements (revised)
•	Amendments to IAS 23 — Borrowing costs
•	IFRS 8 — Operating segments
•	IFRIC 13 — Customer loyalty programs
•	Amendments to IFRS 2 — Share based payments — Vesting conditions and cancellations
•	IFRIC 14 — IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Furthermore, CGGVeritas does not apply the following Standards, Amendments and interpretations published by the IASB but not yet adopted in the European Union at December 31, 2008:

•	IFRS 3 (revised) — Business combinations

•	Amendments to IAS 27 — Consolidated and separate financial statements

•	Amendments to IAS 39 — Financial Instruments — Recognition and Measurement — Eligible Hedged Items

•	IFRIC 15 — Agreements for the Construction of Real Estate

•	IFRIC 16 — Hedges of a Net Investment in a Foreign Operation

•	IFRIC 17 — Distributions of Non-cash Assets to Owners

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Amendments to IAS 32 and IAS 1 — Puttable Financial Instruments and Obligations Arising on Liquidation

•	Improvements to IFRS (and specifically amendment to IAS 38 — Intangible assets — Advertising and promotional activities).

We are currently reviewing them to measure the potential impact on our consolidated financial statements. At this stage, we do not anticipate any significant impact.

  1 — Basis of consolidation

Our consolidated financial statements include CGGVeritas and all majority-owned subsidiaries.

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

  2 — Foreign currency

The financial statements of all of our French subsidiaries are maintained in euro, with the exception of the financial statements of certain subsidiaries for which the functional currency is the U.S. dollar, the currency in which they primarily conduct their business.

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

Transactions denominated in currencies other than the functional currency of a given entity are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies other than the functional currency are revalued at year-end exchange rates and any resulting unrealized exchange gains and losses are included in income.

  3 — Business combinations

Business combinations after January 1, 2004 are accounted for in accordance with IFRS 3. Assets and liabilities acquired under a business combination are recognized at their fair values at the date of acquisition. The remaining difference between the fair value of assets and liabilities acquired and the consideration tendered in an acquisition is recorded as goodwill and allocated to the cash generating units.

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

After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

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

Expenditures on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

     • Investments in non-consolidated entities

In accordance with IAS 39 “Financial instruments”, we classify investments in non-consolidated companies as available-for-sale and therefore present them on the balance sheet at their fair value. The fair value for listed securities is their market price at the balance sheet date. If a reliable fair value cannot be established, securities are valued at historical cost. We account for changes fair value directly in shareholders’ equity, except in case of impairment.

     • Loans and non-current receivables

Loans and non-current receivables are accounted for at amortized cost.

     • Impairment

We examine available-for-sale securities and other financial assets at each balance sheet date to detect any objective evidence of impairment. Where this is the case, we record an impairment loss.

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

We record actuarial gains and losses that arise subsequent to the adoption of IAS 19 on January 1, 2004 directly in equity.

  12 — Financial debt

Financial debt is accounted for:

•	As at the date of issuance, at the fair value of the consideration received, less issuance fees and/or issuance premium;

•	subsequently, at amortized cost, corresponding to the fair value at which is initially recognized, less repayments at the nominal amount and increased or decreased for the amortization of all differences between this original fair value recognized and the amount at maturity; differences between the initial fair value recognized and the amount at maturity are amortized using the effective interest rate method.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

  15 — Stock options

We include stock options granted to employees in the financial statements using the following principles: the stock option’s fair value is determined on the grant date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the end of the vesting period. We calculate stock option fair value using the Black-Scholes model.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 2 — ACQUISITIONS AND DIVESTITURES

  — during 2008

     •  Wavefield Inseis ASA

On November 25, 2008, CGGVeritas SA launched a voluntary exchange tender offer to acquire 100% of the share capital of Wavefield-Inseis ASA (“Wavefield”). CGGVeritas SA offered Wavefield shareholders one newly issued CGGVeritas share for each 7 Wavefield shares. Completion of the offer was subject to customary conditions (or waive from CGGVeritas no later than on settlement date of the offer). The total number of shares tendered to the offer amounted to 90,480,237, representing 69.9% of the share capital of Wavefield. In consideration of the Wavefield shares tendered to the offer, on December 18, 2008, CGGVeritas issued 12,925,743 new shares. The fair value of those issued shares amounted to €139.0 million.

On December 30, 2008, CGGVeritas SA launched a mandatory public offer on the remaining 38, 903,024 outstanding shares (i.e. 30.1% of the share capital) as well as on the 2,892,875 shares that could result from the exercise of stock options. The offer price calculated in accordance with the provisions of Chapter VI of the Norwegian Securities Trading Act amounted to NOK 15.17 per share to be paid in cash. At the end of this mandatory offer period which expired on January 27, 2009, CGGVeritas acquired 37,043,013 additional shares of Wavefield and held as a result thereof 98.6% of the share capital.

The total consideration of the acquisition, including the 30% acquired in February 2009 after the Mandatory Public Offer that was considered as a put option granted to minority interest, and squeeze-out process, amounted to €206.6 million (US$287.6 million). The minority interests have been recognized as a financial debt at the fair value of the put option for an amount of €62 million.

Total direct transaction costs related to the acquisition (including advisory fees and legal fees) amounted to €5.5 million and were recognized as part of the cost of the acquisition.

     Purchase price allocation

The purchase price has been preliminary allocated to the net assets acquired based upon their estimated fair values as follows:

(in millions of euros)

Intangible assets, net	41.3
Multi-client seismic library, net	27.2
Fixed assets, net	180.0
Current assets / (liabilities), net	45.1
Financial debt	(92.6)
Cash & cash equivalents	25.8
Net book value of assets acquired	226.8
Fair Value Adjustments
Technology (useful life of 10 years)	(3.6)
Customer contracts (maximum life of 2 years)	2.0
Multi-client seismic library	(12.9)
Unfavorable contracts (weighted average remaining life of 5.6 years)	(8.9)
Other financial & current assets	(9.4)
Contingent liabilities	(1.5)
Deferred taxes on fair value adjustments	5.5
Preliminary Goodwill	8.6
Purchase Price	206.6

The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired. This preliminary purchase price allocation is subject to modification during the next twelve months.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

     Multi-client data library

The fair value of the completed surveys was determined by projecting the expected future revenues net of selling costs over the estimated remaining life (5 years) of the surveys at the date of acquisition. The fair value is estimated at US$20.5 million.

     Unfavorable contracts

The fair values of Wavefield’s unfavorable contracts correspond to the difference in economic terms between Wavefield’s existing vessel charters’ conditions and their estimated market value at the date of the acquisition.

Expenses related to unfavorable contracts are expected to be a reduction of cost of US$2 million per year over the remaining life.

     Other financial & current assets

The fair values of certain investments were determined by using comparable market data and certain current assets were discounted or written-down due to the uncertainty of their recoverability.

     Contingent liabilities

Due to the acquisition and the change of control of Wavefield, contractual obligations related to the stock-option plans have been recognized for an amount of €1.5 million (US$2.1 million).

  • Quest Geo Solutions

On December 12, 2008, Sercel acquired Quest Geo Solutions Ltd (“Quest”), a UK-based company, for a price of €5.1 million (GBP3 million, with an additional GBP1 million that will be paid in 2011 provided a certain level of revenues is achieved). Quest is specialized in navigation software for the seismic industry and was already cooperating with Sercel with respect to its SeaProNav products.

The purchase price allocation resulted in a preliminary goodwill of €2.8 million.

  • Metrolog

On May 26, 2008, Sercel acquired Metrolog, a privately held company, for €25.7 million paid in cash (including advisory and legal fees). Metrolog is a leading provider of high pressure, high temperature gauges and other downhole instruments to the oil and gas industry. The purchase price allocation resulted in a preliminary goodwill of €14.3 million.

  • Ardiseis FZCO

On June 25, 2008, in conjunction with the Oman business transfer from Veritas DGC Ltd to Ardiseis FZCO, CGGVeritas subscribed to the increase of 805 shares in the capital of its subsidiary Ardiseis FZCO, and sold 407 Ardiseis FZCO shares to Industrialization & Energy Services Company (TAQA) for a total consideration of U.S.$11.8 million. At the end of this transaction the Group’s percentage interest in Ardiseis remained unchanged at 51%.

  • CGGVeritas Services Holding BV

On October 20, 2008 CGGVeritas Services Holding BV has been incorporated in the Netherlands. This allows CGGVeritas to benefit from a structure comparable to similar-sized international industrial groups, within a tax and legal environment better suited to our business needs. With the creation of CGGVeritas Services Holding BV, all Services operations will be conducted under a unified mode at the level of this new entity by the Services management team, also responsible for CGGVeritas Services SA.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

  — during 2007

     •  Veritas

On September 4, 2006, CGG entered into a definitive merger agreement with Veritas DGC Inc. (“Veritas”) to acquire Veritas in a part cash, part stock transaction. The merger was completed on January 12, 2007 upon satisfaction of the closing conditions of the merger agreement. The combined company has been renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGGVeritas”, and is listed on both the Euronext Paris and the New York Stock Exchange (in ADS form). The trading symbol of the combined company’s ADS on the New York Stock Exchange is “CGV”.

At the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was US$85.50 and the per share stock consideration was 2.0097 CGGVeritas ADSs upon the election of Veritas’ shareholders. Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:

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

     Purchase price allocation

The purchase price has been allocated to the net assets acquired based upon their estimated fair values as follows:

(in millions of euros)

Fixed assets, net	448
Current assets /(liabilities), net	43
Cash & cash equivalents	97
Net book value of assets acquired	588
Fair Value Adjustments
Trade name (indefinite life)	23
Technology (useful life of 5 years)	31
Customer relationship (useful life of 20 years)	130
Multi-client seismic library (maximum life of 6 years)	73
Favorable contracts (weighted average remaining life of 5 years)	52
Fixed assets (weighted average remaining life of 3 years)	24
Other intangible assets	23
Contingent liabilities	(40)
Other liabilities	(24)
Deferred taxes on the above adjustments	(106)
Goodwill	1,884
Purchase Price	2,658

The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

     Multi-client data library

After consideration of the estimated number of future years that revenues are expected to be generated from the completed surveys of the multi-client data library at the time of the transaction, CGGVeritas concluded that the remaining life of the completed surveys was a maximum of 6 years. The fair value of these surveys was determined by projecting the expected future revenues net of selling costs over the estimated remaining life of the surveys at the date of acquisition.

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

  • Geomar

Geomar is a subsidiary, owned 49% by CGGVeritas and 51% by Louis Dreyfus Armateurs (“LDA”), that has owned the seismic vessel “Alizé” since March 29, 2007. On April 1, 2007, Geomar entered into a new charter agreement with LDA and LDA entered into a new charter agreement with CGG Services. Additionally, on April 10, 2007, CGG Services acquired a call right and LDA a put on the 51% stake of Geomar held by LDA. In light of the risks and benefits related to these new agreements for CGGVeritas, Geomar has been fully consolidated in our financial statements since April 1, 2007. Prior to that date, Geomar was accounted for under the equity method.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE

Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31
	2008	2007	2006
	(in millions of euros)

Trade accounts and notes receivable gross — current portion	522.9	409.1	207.5
Less: allowance for doubtful accounts	(12.4)	(6.8)	(8.3)

Trade accounts and notes receivables net — current portion	510.5	402.3	199.2

Trade accounts and notes receivable gross — non current portion	0.1	3.3	4.3
Less: allowance for doubtful accounts	—	—	—

Trade accounts and notes receivables net — non current portion	0.1	3.3	4.3

Recoverable costs and accrued profit, not billed	201.7	196.3	97.6

Total accounts and notes receivables	712.3	601.9	301.1

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

The non current receivables as of December 31, 2008 amounted to €0.1 million for the geophysical equipment segment. The non current receivables as of December 31, 2007 amounted to €3.3 million for the geophysical equipment segment. The non current receivables as of December 31, 2006 amounted to €1.4 million for the geophysical services segment and to €2.9 million for the geophysical equipment segment.

As of December 31, the ageing analysis of trade receivables is as follows:

		Past due but not impaired
		No past due	30 days	30 - 60 days	60 - 90 days	90 - 120 days	> 120 days	Total
		(in millions of euros)

2008	Trade accounts and notes receivables — net	335.3	81.2	49.9	15.4	7.1	21.7	510.6
2007	Trade accounts and notes receivables — net	295.0	53.2	18.6	14.2	4.2	20.4	405.6

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

Analysis of Inventories and work-in-progress is as follows:

	December 31, 2008			December 31, 2007			December 31, 2006
		Valuation			Valuation			Valuation
	Cost	Allowance	Net	Cost	Allowance	Net	Cost	Allowance	Net
	(in millions of euros)

Geophysical services
— Consumables and spares parts	31.7	(0.9)	30.8	38.5	(1.0)	37.5	30.3	(1.1)	29.2
— Work in progress	39.3	—	39.3	30.3	—	30.3	8.0	—	8.0
Geophysical equipment
— Raw materials and spare parts	76.2	(6.2)	70.0	67.3	(7.9)	59.4	62.6	(8.0)	54.6
— Work in progress	89.1	(4.2)	84.9	78.9	(4.1)	74.8	73.8	(4.3)	69.5
— Finished goods	66.3	(3.4)	62.9	39.9	(1.7)	38.2	30.3	(2.9)	27.4

Inventories and work in progress	302.6	(14.7)	287.9	254.9	(14.7)	240.2	205.0	(16.3)	188.7

The item « Work in progress » for Geophysical Services includes transit costs of seismic vessels that are deferred and recognized over the contract period according to the technical progress ratio.

The variation of inventories and work in progress is as follows:

	December 31,	December 31,	December 31,
Variation of the period	2008	2007	2006
	(in millions of euros)

Balance at beginning of period	240.2	188.7	139.5
Variations	26.7	40.3	39.3
Movements in valuation allowance		1.0	0.7
Change in consolidation scope	18.9	18.7	3.1
Change in exchange rates	3.0	(8.7)	(4.6)
Others	(0.9)	0.2	10.7

Balance at end of period	287.9	240.2	188.7

The additions and deductions in valuation allowances for inventories and work-in-progress are presented in the consolidated statements of operations as “Cost of sales”.

The change in consolidation scope relates to the acquisition of Wavefield for €17.1 million and Metrolog for €1.8 million in 2008, to the acquisition of Veritas in 2007.

NOTE 5 — OTHER CURRENT ASSETS

Detail of other current assets is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Personnel and other tax assets	20.9	24.3	15.4
Fair value of financial instruments (see note 14)	1.1	8.3	8.8
Other miscellaneous receivables	34.4	18.9	18.1
Supplier prepayments	19.8	12.3	10.6
Prepaid expenses(a)	25.3	25.8	10.2

Other current assets	101.5	89.6	63.1

(a)	includes principally prepaid rent, vessel charters.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 6 — ASSET VALUATION ALLOWANCE

Details of valuation allowances recorded against assets are as follows:

	December 31, 2008
		Additions/
	Balance at	Deductions		Balance
	beginning	charged in		at end
	of year	income	Others(a)	of period
	(in millions of euros)

Trade accounts and notes receivables	6.8	5.6	—	12.4
Inventories and work-in-progress	14.7	—	—	14.7
Tax assets	1.0	(1.0)	—	—
Other current assets	0.8	1.9	(0.9)	1.8
Loans receivables and other investments	1.1	0.3	(0.3)	1.1

Total assets valuation allowance	24.4	6.8	(1.2)	30.0

(a)	includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2007
		Additions/
	Balance at	Deductions		Balance
	beginning	charged		at end
	of year	in income	Others(a)	of period
	(in millions of euros)

Trade accounts and notes receivables	8.3	(1.6)	0.1	6.8
Inventories and work-in-progress	16.3	(1.0)	(0.6)	14.7
Tax assets	0.8	(0.3)	0.5	1.0
Other current assets	0.7	0.2	(0.1)	0.8
Loans receivables and other investments	1.0	0.1	—	1.1

Total assets valuation allowance	27.1	(2.6)	(0.1)	24.4

	December 31, 2006
		Additions/
	Balance at	Deductions		Balance
	beginning	charged in		at end
	of year	income	Others(a)	of period
	(in millions of euros)

Trade accounts and notes receivables	6.2	2.3	(0.2)	8.3
Inventories and work-in-progress	17.7	(0.7)	(0.7)	16.3
Tax assets	0.3	0.5	—	0.8
Other current assets	1.4	(0.7)	—	0.7
Loans receivables and other investments	1.3	(0.2)	(0.1)	1.0

Total assets valuation allowance	26.9	1.2	(1.0)	27.1

NOTE 7 — INVESTMENTS AND OTHER FINANCIAL ASSETS

Detail of investments and other financial assets is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Non-consolidated investments	5.2	21.1	8.9
Loans and advances(a)	9.9	0.6	6.8
Other	11.1	10.3	3.5

Total	26.2	32.0	19.2

(a)	includes loans and advances to companies accounted for under the equity method, at December 31, 2008 for € 2.0 million and at December 31, 2006 for €6.0 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Non-consolidated investments are as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Assets available for sale investments
Offshore Hydrocarbon Mapping(a)	0.3	16.4	—
Other investments in non-consolidated companies
Cybernetix(b)	—	—	4.1
Tronic’s Microsystems SA(c)	3.9	3.9	3.9
Other investments in non-consolidated companies	1.0	0.8	0.9

Total non-consolidated investments	5.2	21.1	8.9

(a)	The Group’s shareholding in Offshore Hydrocarbon Mapping was 14.99% at December 31, 2008 and at December 31, 2007. As it is listed on Alternative Investment Market (London Stock Exchange), Offshore Hydrocarbon Mapping is recognized at the fair value based on closing share price of GBP0.05 pence as of December 31, 2008 and on closing share price of GBP 185.50 pence as of December 31, 2007. At December 31, 2008 a definitive impairment loss of €22.6 million was recognized in the line item “Other revenues (expenses)” (see note 21). At December 31, 2007, the change in fair value recognized in shareholders’ equity was a negative amount of €6.9 million.
(b)	The Group’s shareholding in Cybernetix was 21% interest and 17% of voting rights at December 31, 2006. Since June 30, 2007, Cybernetix has been accounted for under the equity method in our financial statements due to additional 112,125 shares acquired leading to 32.01% voting rights.
(c)	The Group’s shareholding in Tronic’s Microsystems S.A. was 16.07% at December 31, 2008 and at December 31, 2007 and 15.90% at December 31, 2006.

NOTE 8 — INVESTMENTS IN COMPANIES UNDER EQUITY METHOD

The variation of “Investments in companies under equity method” is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Balance at beginning of period	44.5	46.2	43.9
Change in consolidation scope	24.1	2.1	—
Investments made during the year	0.1	0.9	1.0
Equity in income	3.0	4.2	10.1
Dividends received during the period, reduction in share capital	(1.4)	(5.3)	(4.3)
Changes in exchange rates	2.6	(3.6)	(4.5)

Balance at end of period	72.9	44.5	46.2

The change in consolidation scope in 2008 corresponds to the entrance of Norwegian Oilfield Services AS and Multifield Geophysics at December 31, 2008 as part of the acquisition of Wavefield. The change in consolidation scope in 2007 corresponded to the exit of Geomar which was fully consolidated since April 1, 2007 for €5.4 million, and the entrance of Cybernetix which was accounted for under equity method since June 30, 2007 for €7.5 million (see note 2).

The investments in 2007 corresponded to the subscription of the capital increase in Cybernetix, and to the subscription of the capital increase in VS Fusion LLC in 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Investments in companies accounted for under equity method are comprised of:

	December 31,
	2008	2007	2006
	(in millions of euros)

Argas	40.7	32.8	37.5
Norwegian Oilfield Services AS	24.1	—	—
Cybernetix(a)	5.0	8.2	—
JV Xian Peic/Sercel Limited	2.6	2.4	2.4
VS Fusion LLC	0.5	1.1	0.9

Geomar	—	—	5.4
Multifield Geophysics	—	—	—

Investments in companies under the equity method	72.9	44.5	46.2

(a)	the investment under equity method for Cybernetix includes an impairment of €2.7 million.

The net contribution to equity of affiliates accounted for under the equity method is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Argas	36.4	28.5	33.2
Norwegian Oilfield Services AS	24.1	—	—
Cybernetix	(3.5)	(0.3)	—
JV Xian Peic/Sercel Limited	1.0	0.7	0.9
VS Fusion LLC	(0.7)	0.1	(0.3)

Geomar	—	—	(0.2)
Multifield Geophysics	—	—	—

Total	57.3	29.0	33.6

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

Analysis of “Property, plant and equipment” is as follows:

	December 31
	2008			2007
		Accumulated			Accumulated		2006
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in millions of euros)

Land	7.0	(0.2)	6.8	7.7	(0.2)	7.5	4.5
Buildings	89.1	(40.7)	48.4	83.1	(41.1)	42.0	30.6
Machinery & equipment	1,131.6	(623.0)	508.6	910.8	(547.9)	362.9	183.7
Vehicles & vessels	405.3	(181.9)	223.4	374.4	(148.5)	225.9	221.4
Other tangible assets	61.8	(41.1)	20.7	50.0	(36.8)	13.2	9.5
Assets under constructions	14.5	—	14.5	8.5	—	8.5	5.5

Total Property, plant and equipment	1,709.3	(886.9)	822.4	1,434.5	(774.5)	660.0	455.2

At December 31, 2008, lands and buildings of the current Massy headquarters have been reclassified as “Assets held for sale” for €8.0 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Land, buildings and geophysical equipment recorded under capital leases are as follows:

	December 31
	2008			2007
		Accumulated			Accumulated		2006
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in millions of euros)

Land and buildings under capital leases	—	—	—	—	—	—	—
Geophysical equipment and vessels under capital leases	186.0	(44.9)	141.1	56.1	(17.9)	38.2	50.5
Other tangible assets under capital leases	0.5	(0.5)	—	0.4	(0.4)	—	—

Total Property, plant and equipment under capital leases	186.5	(45.4)	141.1	56.5	(18.3)	38.2	50.5

In 2008, the increase in geophysical equipment and vessels under capital leases is related to the acquisition of Wavefield.

The decrease in geophysical equipment and vessels under capital leases in 2007 was due to the termination of a US$13 million (€10 million) lease and impact of changes in exchange rate.

In July 2006, the time charter party agreement of our seismic vessel, the Laurentian, had been renewed with modified contractual conditions and still qualifies as a capital lease. The total lease obligation is approximately US$20.8 million (€16 million) over its three-year term. The net present value of future lease payments under the capital lease was approximately US$7.8 million (€6 million) and the remaining part of the obligation is accounted for as operating expenses over the agreement duration. The capital lease amount was depreciated over the agreement duration, maturing in September 2008.

Depreciation of assets recorded under capital leases is determined on the same basis as owned-assets and is included in depreciation expense.

Included in assets recorded under capital leases are land and buildings of the Massy headquarters, which were sold under a sale and leaseback agreement in 1990, which included a purchase option that was exercised in 2006. The assets were maintained at their original cost and the buildings continue to be depreciated over their initial estimated useful lives.

The variation of the period for tangible assets is as follows :

	December 31,
	2008	2007	2006
	(in millions of euros)

Balance at beginning of period	660.0	455.2	480.1
Acquisitions	142.2	214.1	133.3
Acquisitions through capital lease	—	—	0.1
Depreciation	(168.4)	(142.2)	(92.8)
Disposals	(7.8)	(7.8)	(3.6)
Changes in exchange rates	27.2	(64.4)	(41.1)
Change in consolidation scope	180.2	204.0	(6.5)
Reclassification of tangible assets as “Assets held for sale”	(8.0)	—	(0.4)
Other	(3.0)	1.1	(13.9)

Balance at end of period	822.4	660.0	455.2

The change in consolidation scope in 2008 corresponds to the fair value of Wavefield’s tangible assets acquired for €179.8 million and of Metrolog’s tangible assets acquired for €0.4 million.

The change in consolidation scope in 2007 corresponded to the fair value of Veritas’ tangible assets acquired for €173.3 million and the consolidation of Geomar, owner of the seismic vessel Alizé for €30.7 million, and in 2006 to the adjustment in the estimated fair value of assets acquired and liabilities assumed from the acquisition of Exploration Resources.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Reconciliation of acquisitions with the consolidated statements of cash flows and capital expenditures in note 19 is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Acquisitions of tangible assets (excluding capital lease) — see above	142.2	214.1	133.3
Development costs capitalized — see note 20	13.7	8.2	11.9
Additions in other tangible assets (excluding non-exclusive surveys) — see note 10	5.9	3.8	4.1
Variance of fixed assets suppliers	(6.4)	4.4	(0.1)

Total purchases of tangible and intangible assets according to cash-flow statement	155.4	230.5	149.2

Acquisitions through capital lease — see above	—	—	0.1
Increase in multi-client surveys — see note 10	343.4	371.4	61.5
Less variance of fixed assets	6.4	(4.4)	0.1

Capital expenditures according to note 19	505.2	597.5	210.9

Repairs and maintenance expenses

Repairs and maintenance expenses included in cost of operations amounted to €79.6 million in 2008, €68.3 million in 2007 and €36.0 million in 2006.

NOTE 10 — INTANGIBLE ASSETS

Analysis of intangible assets is as follows:

	December 31,
	2008			2007
		Accumulated			Accumulated		2006
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in millions of euros)

Multi-client surveys Marine	1,326.3	(910.0)	416.3	955.8	(660.2)	295.6	71.8
Multi-client surveys Land	262.7	(143.4)	119.3	228.9	(89.1)	139.8	—
Development costs capitalized	104.6	(19.6)	85.0	47.3	(12.8)	34.5	31.6
Software	45.8	(33.6)	12.2	41.0	(32.0)	9.0	7.3
Other intangible assets	249.9	(62.7)	187.2	239.4	(37.8)	201.6	16.9

Total intangible assets	1,989.3	(1,169.3)	820.0	1,512.4	(831.9)	680.5	127.6

The variation of the period for intangible assets is as follows:

	December 31,
Variation of the period	2008	2007	2006
	(in millions of euros)

Balance at beginning of period	680.5	127.6	136.3
Increase in multi-client surveys	343.4	371.4	61.5
Development costs capitalized	13.7	8.2	11.9
Others acquisitions	5.9	3.8	4.1
Depreciation on multi-client surveys	(260.8)	(308.5)	(80.6)
Other depreciation	(37.3)	(36.9)	(13.2)
Disposals	—	(21.9)	—
Changes in exchange rates	32.5	(67.1)	(4.0)
Change in consolidation scope	62.1	584.8	11.4
Other	(20.0)	19.1	0.2

Balance at end of period	820.0	680.5	127.6

The change in consolidation scope in 2008 corresponds to the fair value of Wavefield’s intangible assets acquired for €54.0 million, Metrolog for €4.8 million and Quest Geo for €3.3 million, in 2007 to the fair value of

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Veritas’ intangible assets acquired (see note 2), and in 2006 to technology acquired in Sercel Vibtech’s purchase accounting.

In 2007 the disposals of assets related mainly to the sale of certain of Veritas’ North Sea licenses and a Canadian asset (see note 2).

NOTE 11 — GOODWILL

Analysis of goodwill is as follows:

	December 31,
Variation of the period	2008	2007	2006
	(in millions of euros)

Balance at beginning of period	1,928.0	267.4	252.9
Additions	25.8	1,883.6	35.6
Adjustments	4.3	—	2.9
Changes in exchange rates	97.0	(223.0)	(24.0)
Other	—	—	—

Balance at end of period	2,055.1	1,928.0	267.4

The additions in 2008 correspond to the preliminary goodwill arising on the acquisition of Metrolog for €14.3 million, the acquisition of Wavefield for €8.6 million, and the acquisition of Quest for €2.8 million (see note 2).

The adjustments to goodwill in 2008 correspond to an increase of €9.1 million related to the deferred tax asset previously recognized on Veritas acquisition fees, and a decrease of €4.8 million arising from the use of Veritas foreign carry-forward losses existing prior to the merger and not recognized as an asset according to IAS 12.68 “Income taxes — Deferred tax arising from a business combination”. This reduction of goodwill offsets the symmetrical tax credit recorded in the line item “Other income taxes”.

The additions in 2007, corresponded to the goodwill arising on the acquisition of Veritas for €1,883.6 million (US$2,480.7 million), and in 2006 to the goodwill arising on the acquisition of Vibtech renamed Sercel Vibtech for €35.6 million (GBP 24.4 million). The goodwill arising on the acquisition of Exploration Resources was adjusted in 2006 for €2.9 million, according to the adjustment of the fair value of Exploration Resources’ acquired assets and assumed liabilities, and was presented as “Goodwill adjustments”. The final goodwill of Exploration Resources amounted to €179.9 million.

Impairment review

Group management undertakes at least an annual impairment test covering goodwill, intangible assets and indefinite lived assets allocated to the cash generated units to consider whether an impairment is required.

The recoverable value retained by the Group corresponds to the discounted expected cash flows from the cash generating units or group of cash generating units.

The cash generating units are as follows:

•	Equipment segment (test of the carrying value of the goodwill);

•	Marine business line (test of carrying value of the goodwill, multi-client library and tangible assets corresponding mainly to the Veritas and Exploration Resources purchase accounting in 2007 and 2005);

•	Processing & Imaging business line (test of the carrying value of the goodwill, intangible and tangible assets resulting from the Veritas purchase accounting in 2007);

•	Land business line level (test of the carrying value of the goodwill and intangible and tangible assets resulting from the Veritas purchase accounting in 2007).

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Key assumptions used in the determination of value in use

In determining the asset recoverability, management makes estimates, judgments and assumptions on uncertain matters. The recoverable amounts are determined based on economic and regulation assumptions and forecasted operating conditions as follows:

•	expected cash flows estimated in the 3-year business plans,

•	use of what is considered as normative cash flows beyond Year 3,

•	industrial outlook consisting in a slow down in 2009 and 2010, and recovery in 2011 and beyond,

•	average exchange rate of U.S.$1.35 for 1€,

•	discount rates corresponding to the respective sector weighted average cost of capital (WACC):

■	10.1% for the Equipment segment (corresponding to a pre-tax rate of 15.2%);

■	9.0%for the Marine business line (corresponding to a pre-tax rate of 11.2%);

■	9.6% for the Processing & Imaging business line (corresponding to a pre-tax rate of 12.2%); and

■	9.2% for the Land business line (corresponding to a pre-tax rate of 11.2%).

The result of the different impairment tests performed as of December 31, 2008, 2007 and 2006 is that no impairment loss was recorded in any year.

Sensitivity to changes in assumptions

Changing the assumptions selected by Group management, in particular the discount rate and the normative cash flows (EBITDAS) could significantly affect the Group’s impairment evaluation and, hence, results.

The following changes to the assumptions used in the impairment test lead to the following:

		Excess of the
		expected future
		discounted
		cash-flows over	Sensitivity on		Sensitivity on
		the carrying	normative cash flows		discount rate (after tax)
		value of assets	Decrease by	Increase by	Decrease by	Increase by
	Goodwill	including goodwill	10%	10%	1%	1%
	(in millions of euros)

Equipment segment	101	844	(148)	+ 148	+ 143	(127)
Marine	1,345	1,042	(890)	+ 890	+ 622	(507)
Processing & Imaging	323	277	(99)	+ 99	+ 118	(83)
Land	286	187	(189)	+ 189	+ 130	(101)

NOTE 12 — OTHER CURRENT LIABILITIES

The analysis of other current liabilities is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Value added tax and other taxes payable	34.7	25.9	15.7
Deferred income	93.1	63.5	7.0
Fair value of financial instruments (see note 14)	10.2	1.1	0.6
Other liabilities	35.3	18.5	8.0

Other current liabilities	173.3	109.0	31.3

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 13 — FINANCIAL DEBT

Analysis of financial debt by type is as follows:

	December 31
	2008			2007
		Non-			Non-		2006
	Current	current	Total	Current	current	Total	Total
	(amounts in millions of euros)

Outstanding bonds	—	642.8	642.8	—	606.6	606.6	245.5
Bank loans	137.3	558.7	696.0	28.4	657.4	685.8	95.2
Capital lease debt	31.4	94.8	126.2	8.5	34.8	43.3	55.5

Sub-total	168.7	1,296.3	1,465.0	36.9	1,298.8	1,335.7	396.2

Bank overdrafts	8.2		8.2	17.5		17.5	6.5
Accrued interest	10.7		10.7	7.8		7.8	2.9
Other(a)	62.1		62.1				2.9

Total	249.7		1,546.0	62.2		1,361.0	405.6

(a)	corresponds at December 31, 2008 to the 30.1% share capital of Wavefield that was subject to the mandatory public offer launched on December 30, 2008 and acquired on February 16, 2009 (see note 30).

The current portion corresponds to a one year maturity (See note 18).

Analysis of financial debt by currency is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Euro	35.1	—	1.5
U.S. dollar	1,423.8	1,335.6	394.6
Other currencies	6.1	0.1	0.1

Total	1,465.0	1,335.7	396.2

Analysis of financial debt by interest rate is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Variable rates (average effective rate December 31, 2008: 4.82%, 2007: 7.62%, 2006: 6.34%)	724.7	633.5	85.3
Fixed rates (average effective rate December 31, 2008: 7.46%, 2007: 7.65%, 2006: 7.30%)	740.3	702.2	310.9

Total	1,465.0	1,335.7	396.2

Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 7.90%, 11.50% and 9.40% at December 31, 2008, 2007 and 2006 respectively.

Out of the fixed rate credit lines, no significant credit line is expected to be renewed within the next twelve months (see note 18).

The impact of hedging instruments has not been considered in the above two tables.

■	Outstanding Bonds

High Yield bonds — Additional notes (US$400 million, 7 3/4% Senior Notes, maturity 2017)

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

In addition, the ratio of EBITDAS to gross interest expenses has to be equal or greater than 3.

All those covenants were complied with at December 31, 2008. They were also complied with at December 31, 2007.

High Yield bonds — Additional notes (US$200 million, 7 1/2% Senior Notes, maturity 2015)

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

All those covenants were complied with at December 31, 2008. They were also complied with at December 31, 2007.

High Yield bonds — Additional notes (US$165 million, 7 1/2% Senior Notes, maturity 2015)

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

All those covenants were complied with at December 31, 2008. They were also complied with at December 31, 2007 and at December 31, 2006.

High Yield bonds (US$165 million, 7 1/2% Senior Notes, maturity 2015)

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

All those covenants were complied with at December 31, 2008. They were also complied with at December 31, 2007 and at December 31, 2006.

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

The terms of the convertible bonds were amended as approved by the General Meeting of bondholders held on November 2, 2005, and approved by a General Meeting of CGG shareholders held on November 16, 2005. The early conversion period was open from November 17 to November 18 2005, inclusive. At the conclusion of the conversion period, 11,475 convertible bonds due 2012 were converted, leading to the issuance of 1,147,500 new shares. Thereafter 2,525 convertible bonds remained outstanding representing a nominal value of US$15.3 million. The Group paid a total premium of US$10.4 million (€8.9 million) to the bondholders who converted its bonds. This premium has been recognized as a charge under the line item “Other financial income (loss)” in the income statement for the year ended December 31, 2005. In addition, the write-off of the deferred issuance costs linked to this redemption amounted to €3.7 million and has been recognized as a charge under the line item “Other financial income (loss)” in the income statement for the year ended December 31, 2005 (see note 23).

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

The indenture of the Bonds states that, in case of fundamental change (shares or American depositary shares ceasing to be listed on the New York Stock Exchange, sale of a substantial part of the assets of the Company, liquidation or dissolution of the Company, change of control of the Company), any bondholder may require the Company to redeem its Bonds and to pay, in addition to the principal amount of the Bonds, an amount equal to the amount of basic interest at a rate of 7.75% that would have accrued on the Bonds until maturity for a maximum period of five years. This provision may trigger a payment by the Company of a maximum of U.S.$6 million in additional interest. At December 31, 2004 and at December 31, 2005, no expense related to this clause was booked since its realization was considered unlikely.

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

■	Bank loans

At December 31, 2008, €617.7 million of bank loans were secured by tangible assets and receivables.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

At December 31, 2008, the Group had €11.1 million available in unused short-term credit lines and overdraft facilities and €203.5 million in unused long-term credit lines.

Amendments to the credit agreement dated January 12, 2007 and the French revolver credit agreement dated February 7, 2007 (hereafter the “credit agreements”) :

An amendment to the credit agreements was signed on December 12, 2008. Such amendments give the Group a larger flexibility with respect to (i) the acquisition of companies through a tender offer process, (ii) share buyback and (iii) recapitalization of subsidiaries that are not Guarantors under the credit agreements.

In consideration of such amendments, the Company (i) reimbursed US$50 million on the signature date of such amendments and (ii) shall reimburse an additional US$100 million (in addition to the reimbursement initially scheduled) in 2009, to be paid in four quarterly installments of US$25 million. Half of these additional payments (US$75 million) correspond to early payment of compulsory reimbursements to be made in the first semester of 2010.

U.S.$1,140 million Senior Facilities

On January 12, 2007, the Group entered into a US$1.140 billion senior secured credit agreement with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto, pursuant to which credit agreement the Group borrowed a US$1.0 billion senior secured “term loan B” and obtained a US$140 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). We repaid US$100 million on June 29, 2007 of the Term Loan B early.

The proceeds of the term loan facility were used to:

•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.

Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of the borrower and other subsidiaries.

The obligations of CGGVeritas Services Holding (US) under the senior facilities are guaranteed by CGGVeritas and certain subsidiaries including the former Veritas group subsidiaries. Shares of CGGVeritas Services Holding (US) and of certain of its first-tier subsidiaries are pledged as well as those of other first-tier subsidiaries of CGGVeritas. In addition, certain guarantors have provided first-priority security interests in certain of their respective tangible and intangible assets, including (without limitation) certain vessels, real property, mineral rights, deposit accounts and intellectual property. In the case of certain of subsidiaries (most notably CGGVeritas Services Holding (US) and certain U.S. and Canadian subsidiaries), the collateral may comprise substantially all of their respective assets.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

U.S.$375 million Bridge Loan (used credit line and presented as bank loans — current portion)

On September 1, 2005, we entered into a single currency US$375 million term credit facility, which was amended on September 30, 2005, with Crédit Suisse, Paris Branch and BNP Paribas as arrangers, with a maturity date at September 1, 2006 with the option (upon our request and upon approval of a majority of the lenders) to extend it for a further six months. The use of proceeds for this credit facility was to fund our initial purchase of approximately 60% of Exploration Resources shares, our continuing purchases of Exploration Resources shares, our mandatory offer for the purchase of the remaining Exploration Resources shares and the “squeeze out” of remaining shareholders.

The credit facility bears interest at a graduated rate beginning with a base margin, depending on the credit rating assigned by either Moody’s or Standard & Poor’s to our outstanding U.S.$165 million 7 1/2% senior notes due 2015 (4.25% at BB — /Ba3 or higher, 5.25% at B+/B1, 5.75% at B/B2 and 6.25% at B — /B3 or lower), over US$ LIBOR until March 1, 2006, plus 0.50% from March 1, 2006 until June 1, 2006, plus 1.00% from June 1, 2006 until September 1, 2006 plus 2.00% from September 1, 2006 until the repayment. The interest expense represents €10.4 million for the year ended December 31, 2005.

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

Additional asset financing agreement

On March 13, 2006, CGG Marine Resources Norge AS concluded an asset financing agreement for US$26.5 million with a bank. The purpose of this agreement was to finance the acquisition of newly-developed “Sentinel” streamers for the vessel Symphony. This financing agreement is guaranteed by a pledge on the streamers. At December 31, 2006, this facility was fully drawn. The outstanding value at December 31, 2008 is US$9.5 million.

Additional credit facility

On March 29, 2006, Exploration Resources concluded a credit facility of US$70 million. The proceeds from this credit facility were used to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and seismic equipment for the vessels C-Orion and Geo-Challenger. At December 31, 2006, this facility was fully drawn. The outstanding value at December 31, 2008 is US$35 million.

U.S.$25 million Secured Term Loan Facility

On April 30, 2007, Geomar concluded a credit facility of US$25 million. The proceeds from this credit facility were used to refinance the seismic vessel Alizé. At December 31, 2007, this facility was fully drawn. The outstanding value at December 31, 2008 is US$19.6 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

U.S.$200 million Revolving Credit Agreement

On February 7, 2007, CGGVeritas entered into a US$200 million revolving credit agreement with Natixis as administrative agent and Crédit Suisse as collateral agent. The proceeds of this revolving credit agreement may be drawn in US$ or in €, and may be used for the general corporate purposes of the borrower. At December 31, 2008, €35 million were drawn.

NOTE 14 — FINANCIAL INSTRUMENTS

Because we operate internationally, we are exposed to general risks linked to operating abroad. Our major market risk exposures are changing interest rates and currency fluctuations. We do not enter into or trade financial instruments including derivative financial instruments for speculative purposes.

■	Foreign currency risk management

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2008, 2007 and 2006, more than 80% of our operating revenues were denominated in U.S. dollar while in the same time the part of our operating expenses denominated in currencies other than euros grew to approximately three-quarters. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner.

Foreign currency sensitivity analysis

The reporting currency for the Group’s consolidated financial statements is the euro. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar. A depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar denominated earnings that are converted to euros are stated at a decreased value. Based upon the level of operations we reached in year 2008, and given the current portfolio of currencies, a 10 cents variance of the U.S. dollar against the euro would impact by approximately 50 million dollars our dollar equivalent-value results of operations.

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

Foreign forward exchange contracts

In order to protect the Group against the reduction in the value of future foreign currency cash flows we follow a policy of selling U.S. dollars forward at average contract maturity dates that the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds and in Australian dollars. This foreign currency risk management strategy has enabled us to reduce, but not eliminate, the positive or negative effects of exchange movements with respect to these currencies.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Details of forward exchange contracts are as follows:

	December 31,
	2008	2007	2006

Forward sales of U.S. dollars against euros
Notional amount (in millions of US$)	418.8	255.9	305.9
— of which forward sales qualifying as cash-flow hedges	408.8	255.9	305.9
— of which forward sales not qualifying as cash-flow hedges	10.0	—	—
Weighted average maturity	83 days	70 days	94 days
Weighted average forward US$/Euro exchange rate	1.4354	1.4065	1.2619
Forward sales of U.S. dollars against British pounds
Notional amount (in millions of US$)	5.5	15.0	21.9
— of which forward sales qualifying as cash-flow hedges	5.5	15.0	21.9
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	8 days	26 days	123 days
Weighted average forward U.S.$/£ exchange rate	0.5055	1.9847	1.8956
Forward sales of U.S. dollars against Australian dollars
Notional amount (in millions of US$)	—	9.5	—
— of which forward sales qualifying as cash-flow hedges	—	9.5	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	—	229 days	—
Weighted average forward U.S.$/AUD$ exchange rate	—	0.8383	—
Forward sales of U.S. dollars against Ren-min-bi Yuan
Notional amount (in millions of US$)	6.5	—	—
— of which forward sales qualifying as cash-flow hedges	6.5	—	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	61 days	—	—
Weighted average forward U.S.$/RMB exchange rate	6.8248	—	—

Effects of forward exchange contracts on financial statements are as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Carrying value of forward exchange contracts (see notes 5 and 12)	(7.6)	8.3	8.8
Fair value of forward exchange contracts	(7.6)	8.3	8.8
Gains (losses) recognized in profit and loss (see note 21)	(9.1)	18.7	8.9
Gains (losses) recognized directly in equity	(3.9)	(4.6)	8.7

Call contracts

In 2008, the Group has acquired call contracts in connection with the mandatory public offer to acquire the portion of Wavefield shares not yet acquired at December 31, 2008, so as to mitigate the exchange risk related to the cash consideration of the transaction in a context of appreciation of the Norwegian Kroner against Euro.

	December 31,
	2008	2007	2006

Call NOK / Put €
Notional amount (in millions of NOK)	600.0	—	—
— of which qualifying as cash-flow hedges	600.0	—	—
— of which not qualifying as cash-flow hedges	—	—	—
Maturity	33 days	—	—
Exercise price (NOK/€)	9.50	—	—

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Effects of call contracts on financial statements are as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Carrying value of call contracts	1.0	—	—
Fair value of call contracts	1.0	—	—

■	Interest rate risk management

Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Our exposure to interest rate fluctuations is reduced to the extent that part of our financial debt at December 31, 2008 consists of bond issues maturing in November 2015 and 2017 and bearing a fixed interest rate. However, our sources of liquidity include a Senior “Term Loan B” credit with financial institutions charging variable interest rates. We may also use interest rate swaps to adjust interest rate exposures when appropriate based upon market conditions.

Interest rate sensitivity analysis

Our sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. In particular, the Senior Facilities are subject to interest based on U.S. dollar LIBOR. As a result, our interest expenses could increase significantly if short-term interest rates increase. Each 50 basis point increase in the LIBOR will increase our interest expense by approximately $4 million per year.

Interest rate swap contracts

There is one outstanding agreement at December 31, 2008, subscribed by Exploration Resources on a variable rate loan in U.S. dollars to pay the interest at fixed rate of 5.67% and to receive interest at the variable rate of the loan. This contract is designated as a cash flow hedge starting January 1, 2008. The outstanding value of the loan at December 31, 2008 is US$35.0 million. The maturity of this agreement is June 2011.

Effects of interest rate swap on financial statements are as follows:

	At December 31,
	2008	2007	2006
	(in millions of euros)

Carrying value of interest rate swaps (see note 12)	(1.5)	(1.1)	(0.6)
Fair value of interest rate swaps	(1.5)	(1.1)	(0.6)
Gains (losses) recognized in profit and loss	—	(0.5)	(0.6)
Gains (losses) recognized directly in equity	(1.8)	—	—

Interest rate cap contracts

There is no interest rate cap agreement as at December 31,2008.

■	Credit risk management

We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. In 2008, the Group’s two most significant customers accounted for 3.9% and 3.8% of the Group’s consolidated revenues compared with 4.5% and 2.8% in 2007 and 9.0% and 3.2% in 2006.

■	Liquidity risk management

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as, most recently, Exploration Resources and Veritas).

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations, available cash and short-term investments, together with borrowings available under the U.S. revolving facility and the French revolving facility, will be adequate to meet our future liquidity needs for the next twelve months.

■	Financial instruments by categories in the Balance sheet

The impact and the breakdown of the Group’s financial instruments in the balance sheet at December 31, 2008 are as follows:

	December 31, 2008
						Debts at
	Carrying	Fair	Fair value in	Available-for-sale	Loans,	amortized
	Amount	Value	income statement	assets	receivables	cost	Derivatives
	(in millions of euros)

Non-consolidated investments	5.2	5.2		5.2
Financial and non-current assets	21.0	21.0			21.0
Notes receivables	712.3	712.3			712.3
Financial and current assets	1.1	1.1					1.1
Cash equivalents	77.5	77.5	76.5				1.0
Cash	439.4	439.4	439.4
Total assets	1,256.5	1,256.5	515.9	5.2	733.3		2.1
Financial and non-current liabilities	1.4	1.4			1.4
Financial debts(a)	1,546.0	1,551.5				1,546.0
Notes payables	286.2	286.2			286.2
Financial and current liabilities	10.2	10.2					10.2
Total liabilities	1,843.8	1,849.3			287.6	1,546.0	10.2

(a)	Financial debts include long term debt, bank overdraft facilities and accrued interest (see note 13)

■	Fair value information

The carrying amounts and fair values of the Group’s financial instruments are as follows:

	December 31,
	2008		2007		2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
	(in millions of euros)

Cash and cash equivalents	516.9	516.9	254.3	254.3	251.8	251.8
Bank overdraft facilities	8.2	8.2	17.5	17.5	6.5	6.5
Bank loans, vendor equipment financing and shareholder loans:
Variable rate	724.7	724.7	633.5	633.5	85.3	85.3
Fixed rate	740.3	745.8	702.2	1,106.9	310.9	369.2
Forward currency exchange contracts	(7.6)	(7.6)	8.3	8.3	8.7	8.7
Interest rate swaps	(1.5)	(1.5)	(1.1)	—	(0.6)	—

The Group considers the carrying value for loans receivable and other investments, trade accounts and notes receivable, other receivables, trade accounts and notes payable and other current liabilities to be the most representative estimate of fair value.

For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow (interest payments and reimbursements) analysis based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2008, the rate of 17.5% (source Bloomberg) is used to

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

determine the fair value of high yield bonds. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.

The market value of forward sales is assessed based on forward rates, available on the financial markets for similar maturities.

NOTE 15 —	COMMON STOCK AND STOCK OPTION PLANS

The Company’s share capital at December 31, 2008 consisted of 150,617,709 shares, each with a nominal value of €0.40.

Five-for-one stock split

On June 3, 2008 at the opening of the Paris stock exchange, CGGVeritas implemented a five-for-one stock split.

As a consequence:

•	the market price of CGGVeritas shares listed on Euronext Paris was divided by 5;

•	the number of outstanding shares was multiplied by 5;

•	the par value of each share decreased from €2.00 to €0.40 each; and

•	an ADS listed on the NYSE has one-to-one parity with an ordinary share listed on Euronext Paris.

This transaction did not require any specific formalities from CGGVeritas shareholders and did not involve additional costs.

As a consequence, the following information has been restated in order to reflect this split: granted / exercised or forfeited options have been multiplied by 5, and issued shares price or exercise option price have been divided by 5.

Rights and privileges related to ordinary shares

Ordinary shares give right to dividend. Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution amounted to €1,867.9 million at December 31, 2008.

Ordinary shares registered held for more than two years give a double voting right.

Issued Shares

In 2008, CGGVeritas S.A. issued 13,363,919 fully paid shares related to the following operations:

•	226 165 ordinary shares corresponding to allocated stock options;

•	237 500 ordinary shares corresponding to allocated performance shares;

•	12 925 749 ordinary shares corresponding to the acquisition of Wavefield;

•	25 495 cancellation of ordinary shares related to the acquisition of Veritas.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Consolidated statements of changes in shareholders’ equity

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly in	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	equity	adjustment	equity	interest	interest
	(amounts in millions of euros, except share data)

Balance at January 1, 2006	85,408,400	34.2	372.3	283.2	(1.1)	(1.4)	11.3	698.5	11.7	710.2
Capital increase	1,206,470	0.5	11.9					12.4		12.4
Conversion of convertible bonds	1,374,570	0.5	10.7	31.0				42.2		42.2
Net income				157.1				157.1	1.6	158.7
Cost of share-based payment				7.4				7.4	(0.3)	7.1
Operations on treasury shares					4.1			4.1		4.1
Actuarial gains and losses of pension plans(1)(b)				(1.0)				(1.0)		(1.0)
Financial instruments: change in fair value and transfer to income statement(2)(b)						6.2		6.2		6.2
Foreign currency translation: change in fair value and transfer to income statement(3)(b)							(49.9)	(49.9)	(1.6)	(51.5)

Income and expense recognized directly in equity(1)+(2)+(3)				(1.0)		6.2	(49.9)	(44.7)	(1.6)	(46.3)
Changes in consolidation scope								—	11.5	11.5

Balance at December 31, 2006	87,989,440	35.2	394.9	477.7	3.0 (a)	4.8	(38.6)	877.0	22.9	899.9
Capital increase	47,914,350	19.7	1,425.1	44.1				1,488.9		1,488.9
Net income				245.5				245.5	4.1	249.6
Cost of share-based payment				20.6				20.6		20.6
Operations on treasury shares					(6.9)			(6.9)		(6.9)
Actuarial gains and losses of pension plans(1)(b)				(3.8)				(3.8)		(3.8)
Financial instruments: change in fair value and transfer to income statement(2)(b)						(9.9)		(9.9)		(9.9)
Foreign currency translation: change in fair value and transfer to income statement(3)(b)							(209.8)	(209.8)	(2.5)	(212.3)

Income and expense recognized directly in equity(1)+(2)+(3)				(3.8)		(9.9)	(209.8)	(223.5)	(2.5)	(226.0)
Changes in consolidation scope									(0.5)	(0.5)
Balance at December 31, 2007	135,903,790	54.9	1,820.0	784.1	(3.9)	(5.1)	(248.4)	2,401.6	24.0	2,425.6
Capital increase	13,363,919	5.3	144.7	(9.6)				140.4		140.4
Net income				332.8				332.8	7.2	340.0
Cost of share-based payment				25.1				25.1	(1.4)	23.7
Operations on treasury shares					(14.2)			(14.2)		(14.2)
Actuarial gains and losses of pension plans(1)(b)				0.6				0.6		0.6
Financial instruments: change in fair value and transfer to income statement(2)(b)						2.6		2.6		2.6
Foreign currency translation: change in fair value and transfer to income statement(3)(b)							72.1	72.1	3.5	75.6

Income and expense recognized directly in equity(1)+(2)+(3)				0.6		2.6		75.3	3.5	78.8
Changes in consolidation scope and other				(0.8)			(0.1)	(0.9)	5.2	4.3
Balance at December 31, 2008	150,617,709	60.2	1,964.7	1,132.2	(18.1)	(2.5)	(176.4)	2,960.1	38.5	2,998.6

(a)	at December 31, 2006, CGGVeritas S.A. did not hold any own shares through the liquidity contract.

(b)	net of deferred tax.

Stock options

Pursuant to various resolutions adopted by the Board of Directors, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group.

Options granted under the provisions of the 2000 option plan expired on January 17, 2008.

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

Options granted under the May 2006 option plan, which expires eight years from the date of grant, are vested by one fourth each year from May 2006 and could not generally be exercised before May 2010. Moreover, for options to subscribe for 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before May, 2010. Out of the 1,012,500 options granted in May 2006, 680,000 were granted to the executive managers of the Group.

Options granted under the March 2007 option plan, which expires eight years from the date of grant, are vested by one third each year from March 2007 and, once vested, can be exercised at anytime. For the French tax residents, the shares resulting from the exercise of those options may not be sold before March 24, 2011. Out of the 1,308,750 options granted in March 2007, 675,000 were granted to the executive officers.

Options granted under the March 2008 option plan, which expires eight years from the date of grant, are vested by one third each year from March 2008 and, once vested, can be exercised at anytime. For the French tax residents, the shares resulting from the exercise of those options may not be sold before March 14, 2012. Out of the 1,188,500 options granted in March 2008, 584,742 were granted to the executive officers.

The exercise price of each option is the average market value of the share during the twenty-day period ending the day before the date the option is allocated.

Information related to options outstanding at December 31, 2008 is summarized below:

		Options
		outstanding at	Exercise price		Remaining
Date of Board of Directors’ Resolution	Options granted	Dec. 31, 2008	per share (€)	Expiration date	duration

March 14, 2001	1,280,000	251,120	13.08	March 13, 2009	2.5 months
May 15, 2002	690,500	244,280	7.99	May 14, 2010	16.5 months
May 15, 2003	849,500	347,000	2.91	May 14, 2011	28.5 months
May 11, 2006	1,012,500	954,085	26.26	May 10, 2014	64.5 months
March 23, 2007	1,308,750	1,226,500	30.40	March 22, 2015	74.5 months
March 14, 2008	1,188,500	1,159,000	32.57	March 14, 2016	86.5 months

Total	6,329,750	4,181,985

A summary of the Company’s stock option activity, and related information for the years ended December 31 follows:

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price (€)	options	price	options	price
	(weighted average exercise price in euro)

Outstanding-beginning of year	3,306,000	21.84	3,253,985	13.59	3,459,695	8.73
Granted	1,188,500	32.57	1,308,750	30.40	1,012,500	26.25
Exercised	(226,165)	11.55	(1,157,125)	7.89	(1,206,470)	10.30
Forfeited	(86,350)	22.89	(99,610)	26.94	(11,740)	9.67

Outstanding-end of year	4,181,985	25.43	3,306,000	21.84	3,253,985	13.59
Exercisable-end of year	1,728,276	18.05	1,077,935	7.90	1,896,535	8.44

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The average price of CGGVeritas share was €23.74 in 2008, €36.20 in 2007 and €25.60 in 2006.

Performance shares

The Board of Directors meeting held on April 29, 2008 resolved that the performance conditions set forth by the general regulations of the plan dated May 11, 2006 had been fulfilled and, as a result, finally allocated the performance shares to those beneficiaries that were employees or officers of the company or one of its subsidiaries at the time of the final allocation, i.e. May 12, 2008. 237,500 shares were thus allocated.

Additionally to our 2006 performance share allocation plan, the Board of Directors implemented, on March 23, 2007, a performance share allocation plan. The maximum number of performance shares that may be allocated is 408,750 shares, out of which 67,500 may be allocated to the executive officers. Performance shares are allocated according to the following conditions:

•	If the realization of the performance conditions described below has been enacted by the Board of Directors shares will be issued on the latest of the two following dates : March 23, 2009 or the date of the General Shareholders’ meeting approving the financial statements for the year ended December 31, 2008.

•	The beneficiaries would be allocated the shares only if such beneficiary still has a valid employment contract with CGGVeritas or one of its subsidiaries (subject to specific conditions) at the date the two-year acquisition period expires and if the conditions of allocation are met.

•	The Board of Directors defined two general performance conditions based on the Group’s average consolidated net income per share for the year ended December 31, 2007 and 2008 and the average yearly return before tax on capital employed for the year ended December 31, 2007 and 2008 of either CGGVeritas, the Services segment, or the Equipment segment, according to the segment to which the beneficiary belongs.

•	Once allocated, the shares may not be sold for a two years conservation period from the date of the actual allocation.

In addition to our 2006 and 2007 performance share allocation plans, on March 14, 2008, the Board of Directors decided to allocate a maximum amount of 459,250 performance shares to senior executives and certain other employees of the Group. These shares will be allocated at the end of a two-year allocation period expiring on the later of March 14, 2010 or the date of the shareholders’ meeting convened to approve the 2009 financial statements.

Such allocation will be final provided (i) the Board resolves that the performance conditions provided for by the plan regulations, i.e. the achievement in fiscal years 2008 and 2009 of a minimum average consolidated net earning per share and an average operating income of either the Group, the Services segment or the Equipment segment, depending upon the segment to which each beneficiary belongs, and (ii) the beneficiary is still an employee or officer of the Group upon final allocation of the shares.

The allocated shares will have to be kept in registered form for a two-period as from the allocation date before they can be sold.

Compensation cost on stock options and performance shares

The following table lists the assumptions used to value the 2006, 2007 and 2008 options plan and the 2006, 2007 and 2008 performance shares allocation plan according to IFRS 2 :

				Fair value per
	Options			share at the
	granted	Volatility	Risk-free rate	grant date (€)

2006 stock options plan	1,012,500	35%	3.80%	14.97	(a)
2007 stock options plan	1,308,750	36%	3.95%	12.65	(b)
2008 stock options plan	1,188,500	39%	3.47%	12.06

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

			Achievement	Fair value per
	Performance shares	Annual	of performance	share at the
	granted	Turnover	Conditions	grant date (€)

2006 performance shares allocation plan	266,000	2.5%	100%	31.64	(c)
2007 performance shares allocation plan	408,750	2.5%	100%	31.02	(c)
2008 performance shares allocation plan	459,250	5.0%	75%	30.58	(c)

(a)	the hypothetical exercise date was estimated at May 11, 2012, corresponding to the mid-term between the last acquisition date (May 11, 2010) and the end of the plan (May 11, 2014);

(b)	the hypothetical exercise date was estimated at September 23, 2012, corresponding to the mid-term between the last acquisition date (March 23, 2010) and the end of the plan (March 23, 2015);

(c)	corresponds to CGGVeritas share price at the date of allocation

According to IFRS 2, fair value of stock options and performance shares granted since November 7, 2002 must be recognized as an expense over the life of the plan. Detail of this expense is as follows:

	Year
	2008	2007	2006
	(in millions of euros)

2003 stock options plan(a)	—	—	0.2
2006 stock options plan(b)	2.5	5.6	4.8
2007 stock options plan(c)	5.1	8.1	—
2008 stock options plan(d)	6.5	—	—
2006 performance shares plan(e)	1.7	4.0	2.4
2007 performance shares plan(f)	4.1	2.9	—
2008 performance shares plan(g)	3.9	—	—

Total recognized expense according to IFRS 2	23.8	20.6	7.4

(a)	of which €0.1 million for the executive managers of the Group in 2006;

(b)	of which €1.3 million for the executive managers of the Group in 2008, €2.7 million in 2007, €3.2 million in 2006;

(c)	of which €2.6 million for the executive managers of the Group in 2008, €3.9 million in 2007;

(d)	of which €3.2 million for the executive managers of the Group in 2008;

(e)	of which €0.3 million for the executive managers of the Group in 2008, €0.7 million in 2007, €0.6 million in 2006;

(f)	of which €0.7 million for the executive managers of the Group in 2008, €1.5 million in 2007.

(g)	of which €0.4 million for the executive managers of the Group in 2008.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 16 —	PROVISIONS

Detail of provisions for liabilities and charges is as follows:

	Balance at					Balance at
	31 December,		Deductions	Deductions		31 December,
	2007	Additions	(used)	(non used)	Others(a)	2008
	(in millions of euros)

Provisions for onerous contracts(b)	1.4	1.4	1.3		8.6	10.1
Provisions for restructuring costs	1.1	2.0	0.2		(0.4)	2.5
Provisions for litigations	0.9	0.4	0.6	0.1		0.6
Others provisions	6.2	5.8	3.7		(0.8)	7.5
Total current provisions	9.6	9.6	5.8	0.1	7.4	20.7
Customers Guarantee provisions	12.1	7.4	8.5		(0.4)	10.6
Retirement indemnity provisions	28.6	6.3	7.3		(2.1)	25.5
Other provisions	35.8	3.5			7.0	46.3
Total non current provisions	76.5	17.2	15.8		4.5	82.4
Total provisions	86.1	26.8	21.6	0.1	11.9	103.1

(a)	includes the effects of exchange rates changes and acquisitions and divestitures

(b)	the column other corresponds mainly to the impact of the fair value of unfavorable contracts recorded as part of the purchase price allocation related to Wavefield acquisition (see also note 2).

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

In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the management board of Sercel Holding. Contributions of €2.0 million on this pension plan were paid in 2007. No contribution was paid in 2008 and 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The status of the retirement indemnity plans is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Amount recognized in the balance sheet
Present value of the obligation	68.4	79.9	21.0
Fair value of plan assets	(28.2)	(37.1)	(5.2)
Deficit (surplus) of funded plans	40.2	42.8	15.8
Unrecognized past service cost(a)	(15.0)	(16.3)	(3.2)
Payroll tax	0.3	—	—
Net liability (asset) recognized in balance sheet	25.5	26.5	12.6
Amounts recognized in the income statement
Current service cost	2.9	2.5	1.4
Interest cost	4.1	2.9	0.9
Expected return on plan assets	(2.1)	(1.7)	(0.2)
Amortization of past service costs	1.2	0.4	0.6
Payroll tax	0.2	—	—
Net periodic expense(b)	6.3	4.1	2.7
Movements in the net liability recognized in the balance sheet
Net liability at January 1	26.5	12.6	10.0
Expense as above	6.3	4.1	2.7
Actuarial gains (losses) recognized in the Sorie	(1.4)	6.3	1.1
Contributions paid	(3.0)	(12.2)	(0.6)
Benefits paid by the company	(2.9)	(0.7)	(0.5)
Consolidation scope entries and changes in exchange rates	(0.3)	16.8	(0.1)
Other	0.3	(0.4)
Net liability at December 31	25.5	26.5	12.6
Change in benefit obligation
Benefit obligation at January 1	79.9	21.0	18.2
Current service cost	2.9	2.5	1.4
Contributions paid	0.4	0.4	—
Interest cost	4.1	2.9	0.9
Past service cost	0.1	13.6	—
Benefits paid from plan	(5.6)	(0.8)	(0.5)
Actuarial (gains) losses recognized in the Sorie(c)	(7.1)	5.3	1.1
Consolidation scope entries and changes in exchange rates	(6.2)	34.4	(0.7)
Other	(0.1)	0.6	0.6
Benefit obligation at December 31	68.4	79.9	21.0
Change in plan assets
Fair value of plan assets at January 1	37.1	5.2	5.0
Expected return on plan assets	2.1	1.7	0.2
Contributions paid	3.4	12.6	0.6
Benefits paid from plan	(2.8)	(0.1)	—
Actuarial gains and losses recognized in the Sorie	(5.7)	(1.0)	—
Consolidation scope entries and changes in exchange rate	(7.5)	17.6	(0.6)
Other	1.6	1.1	—
Fair value of plan assets at December 31(d)	28.2	37.1	5.2
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate(e)	5.73%	5.44%	4.50%
Average rate of increase in future compensation	3.25%	6.15%	3.00%
Average expected return on assets(f)	5.17%	4.15%	4.00%

(a)	Corresponds to the supplemental pension and retirement plan for the members of the Group’s Management Committee and members of the management board of Sercel Holding. In 2007, this item also includes the impacts of a change in the French pension scheme for € (13.5) million.

(b)	The presentation of this line item has been changed in 2008, in order to include the expected return on plan assets as part of the net periodic expense. The effect of this change in presentation for 2007 is an additional expense of €(1.7) million, and € (0.2) million in 2006.

(c)	Sorie corresponds to the statements of income and expenses attributable to shareholders.

(d)	The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	December, 31
	2008	2007

Equity securities	30%	43%
Debt securities	27%	22%
Real estate	7%	6,0%
Other	36%	28,0%

(e)	The discount rate for entities belonging to the “euro zone” is 5.60%. It has been defined by comparison to the following rates at December 31, 2008:

•	Bloomberg Corporate 20 years: 5,20%

•	IBOXX 10 + AA: 6,28%

•	IBOXX 10 + AA financial: 7,08%

•	IBOXX 10+ AA Non financial: 5,26%

For entities not included in the “euro zone”, the discount rates used range from 4.50% to 6.20%

An increase of 0.25% of the discount rate would increase the DBO by €5.0 million, and a decrease of the discount rate of 0.25% would decrease the DBO by €5.5 million.

(f)	Plan assets are located in the UK (79%), in Norway (13%) and in France (8%). The average expected return on assets is determined based on long term return by asset category assumptions at December 31, 2008. Plan assets are placed mainly in stocks, bonds and cash.

Actuarial gains and losses on plan assets correspond to the difference between actual and expected return on plan assets (€(5.7) million in 2008 and €(1.0) million in 2007).

A decrease of 0.25% of the expected return on assets rate would result in a decrease of €0.1 million the expected return of assets.

NOTE 17 —	OTHER NON-CURRENT LIABILITIES

Detail of other non-current liabilities is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Deposit and guarantees	1.4	1.2	—
Research and development subsidies	5.5	5.4	5.5
Profit sharing scheme	23.0	20.4	18.2

Other non-current liabilities	29.9	27.0	23.7

NOTE 18 —	CONTRACTUAL OBLIGATIONS. COMMITMENTS AND CONTINGENCIES

Contractual obligations — capital leases

The Group leases land, buildings and geophysical equipment under capital lease agreements expiring at various dates during the next five years. In addition, the Group operates seismic vessels under charter agreements over one to eight year periods.

Capital leases commitments included the sale-leaseback agreement with respect to the Group’s head office in Massy, for which we exercised the purchase option in January 2006 (see Note 9).

Contractual obligations — operating leases

Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.

Rental expense was €311.6 million in 2008, €236.8 million in 2007 and €73.5 million in 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Contractual obligations — present payments in future periods

The following table presents payments in future periods relating to contractual obligations as of December 31, 2008:

	Payments due by period
	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total
	(in millions of euros)

Long-term debt obligations:
— Repayments : fixed rates	13.5	17.8	0.5	655.7	687.5
— Repayments : variables rates	123.9	28.3	21.9	477.3	651.4
— Bonds interests	50.8	101.7	101.7	120.8	375.0

Total Long-term debt flows	188.2	147.8	124.1	1,253.8	1,713.9

— Capital Lease Obligations:
— Capital Lease Obligations : fixed rates	11.3	36.4	7.8	2.1	57.6
— Capital Lease Obligations : variables rates	21.6	25.9	27.7	7.2	82.4

Total Capital Lease Obligations	32.9	62.3	35.5	9.3	140.0

Operating Leases	164.7	166.6	165.0	237.4	733.7

Total Contractual Obligations	385.8	376.7	324.6	1,500.5	2,587.6

The following table presents reconciliation between capital lease obligations and capital lease debts as of December 31, 2008:

	Less than		After
	1 year	1-5 years	5 years	Total
	(in millions of euros)

Capital Lease Obligations	32.9	97.8	9.3	140.0
Discounting	2.5	10.4	0.9	13.8

Capital lease debt (see note 13)	30.4	87.4	8.4	126.2

Other commitments

Outstanding commitments at December 31, 2008 include the following:

	December 31,
	2008	2007	2006
	(in millions of euros)

Guarantees issued in favor of clients(a)	271.5	338.7	161.6
Guarantees issued in favor of banks(b)	38.7	19.4	21.8
Other guarantees and commitments(c)	92.5	35.4	25.5

Total	402.7	393.5	208.9

(a)	Guarantees issued in favor of clients relate mainly to guarantees issued by the Company to support bids made at the subsidiaries level.

(b)	Guarantees issued in favor of banks related mainly to guarantees issued by the Company to support credit facilities made at the subsidiaries level.

(c)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations.

In 2008, in connection with the acquisition of Wavefield, CGGVeritas SA deposited in cash the equivalent of the banking guarantee issued in accordance with the provisions of Chapters 6-10 of the Norwegian Securities Trading Act., the cash refund being subject to the waiver of the guarantee, for NOK639 million (€65 million).

In 2008, CGGVeritas signed a Letter of Intent to charter from Swire Pacific Offshore a newly built 2D seismic vessel the Fearless. The contract value amounts to approximately U.S.$83 million over a period of eight years. At the term of the eight years charter, CGGVeritas has both a purchase option and an option for another eight years charter extension. The seismic vessel should be delivered mid 2010.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In 2008, CGGVeritas and Eidesvik Offshore amended their agreement for Eidesvik to supply to CGGVeritas two large seismic vessels to be newly built, for a total contract value of approximately U.S.$420 million (U.S.$377 million previously). The two vessels should be delivered in 2010 under 12-year time charter agreements.

On June 13, 2008, CGGVeritas Services SA entered into a twelve-year lease agreement with Genefim and Finamur to finance the construction of Services’ new headquarters in Massy. A construction contract has been entered into between the two lessors, which own the building, and Bouygues Immobilier. The total value of the contract is approximately €80 million and it will take effect as of the building’s completion, i.e. in 2010 and for a twelve-year period. CGGVeritas Services SA has a purchase option exercisable from the end of the sixth year until the end of the lease agreement.

In 2007 and 2006, the increase in guarantees issued in favor of clients related mainly to guarantees issued in bids or contracts achievements. This increase was due to the external growth of the Group.

In 2006, other guarantees represented essentially the guarantees given to the Swiss legal authorities for the unemployment funds related to the employees of CGGVeritas International based in Geneva for €16.9 million.

The duration of the guarantees and commitments is as follows:

	Due date
	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total
	(in millions of euros)

Guarantees issued in favor of clients	246.6	11.7	13.2	—	271.5
Guarantees issued in favor of banks	24.6	13.4	—	0.7	38.7
Other guarantees and commitments	84.9	7.3	0.3	—	92.5

Total	356.1	32.4	13.5	0.7	402.7

In addition, the Group’s agreements for the disposal of certain activities contain customary, reciprocal warranties and indemnities.

The Group has no off-balance sheet obligations under IFRS that are not described above.

Legal proceedings, claims and other contingencies

The Group is a defendant in a number of legal proceedings arising in the ordinary course of business and has various unresolved claims pending. The outcome of these lawsuits and claims is not known at this time. The Group believes that the resulting liability, if any, net of amounts recoverable from insurance or other sources will not have a material adverse effect on its consolidated results of operations, financial position or cash flows.

On July 7, 2008, CGGVeritas issued a writ against Arrow Seismic ASA in order to obtain compensation for the loss suffered by CGGVeritas (approximately USD70 million at the date of the claim) following Arrow Seismic ASA’s withdrawal from the negotiations of a construction contract for a 3D seismic vessel. The negotiations were terminated after Arrow Seismic ASA was acquired by PGS. Discussions between CGGVeritas and Arrow Seismic ASA were at such an advanced stage that, in the Group’s view, the parties were contractually committed. A decision is expected by the end of the second quarter 2009.

On October 20, 2006, a complaint was filed against CGG’s subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products that include micro electromechanical systems (MEMS) infringe a U.S. patent allegedly owned by the plaintiffs. The plaintiff has requested a permanent injunction prohibiting Sercel Inc. from making, using, selling, offering for sale or importing the equipment in question into the United States. In addition, plaintiff has requested damages based on lost profits in the amount of $14,672,261 plus prejudgment interest of $775,254. In the alternative, plaintiff is requesting damages based on a reasonable royalty in the amount of $6,185,924 plus prejudgment interest of $374,898. Sercel is confident that the products in question do not infringe any valid claims under the patent in question and intends to contest this claim vigorously. During 2008, the discovery process was completed and the Court provided a claim construction opinion. The Court has found that three of the seven claims of the patent are invalid for indefiniteness and one claim is not infringed. We do not believe this litigation will have a material adverse effect on our financial position or results of operations. Accordingly, no provision has been recorded in our consolidated financial statements, except for the fees related to preparing the defense.

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

In October 2003, the Lisbon Commercial Court declared itself unqualified to give a decision on this issue. The company Parexpro appealed on this decision.

In 2005, Lisbon Appeal Court confirmed the decision of Lisbon Commercial Court and Parexpro introduced a new assignation on the Lisbon Civil Court, targeting the same persons and companies on the same basis. This action is still being processed.

The Company does not expect this claim to have any material impact on the Group’s results of operation, financial position, or cash flows. Thus, no provision was recorded in the consolidated financial statements.

NOTE 19 —	ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC ZONE

Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of CGGVeritas. We divide our business into two operating segments, geophysical services and geophysical equipment.

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

In 2008, the Group’s two most significant customers accounted for 3.9% and 3.8% of the Group’s consolidated revenues compared with 4.5% and 2.8% in 2007 and 9.0% and 3.2% in 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Analysis by operating segment

	Geophysical	Geophysical	Eliminations and		Consolidated
2008	services	equipment	Adjustments		Total
	(in millions of euros)

Revenues from unaffiliated customers	1,837.3	765.2	—		2,602.5
Inter-segment revenues	0.6	66.9	(67.5)		—

Operating revenues	1,837.9	832.1	(67.5)		2,602.5
Other income from ordinary activities	—	1.7	—		1.7

Total income from ordinary activities	1,837.9	833.8	(67.5)		2,604.2

Operating income (loss)	353.0	268.1	(80.5	)(a)	540.6

Equity income (loss) of investees	6.0	(3.0)	—		3.0
Capital expenditures(b)	504.2	26.3	(25.3)		505.2
Depreciation and amortization(c)	(467.7)	(22.5)	(4.1)		(494.3)
Identifiable assets	4,561.1	767.1	(289.0)		5,039.2
Unallocated and corporate assets					595.0

Total assets					5,634.2

of which equity method companies					72.9

Identifiable liabilities	1,170.7	254.9	(154.0)		1,271.6

Unallocated and corporate liabilities					1,364.0

Total liabilities					2,635.6

(a)	Includes general corporate expenses of €46.7 million for year ended December 31, 2008.

(b)	Includes (i) investments in multi-client surveys of €343.4 million, (ii) no equipment acquired under capital lease, (iii) capitalized development costs in the Services segment of €11.2 million, and (iv) capitalized development costs in the Equipment segment of €2.5 million for year ended December 31, 2008.

(c)	Includes multi-client surveys amortization of €260.8 million for year ended December 31, 2008.

	Geophysical	Geophysical	Eliminations and		Consolidated
2007	services	equipment	Adjustments		Total
		(in millions of euros)

Revenues from unaffiliated customers	1,694.5	679.6	—		2,374.1
Inter-segment revenues	0.7	108.9	(109.6)		—

Operating revenues	1,695.2	788.5	(109.6)		2,374.1
Other income from ordinary activities	0.2	1.0	—		1.2

Total income from ordinary activities	1,695.4	789.5	(109.6)		2,375.3

Operating income (loss)	304.9	266.2	(82.0	)(a)	489.1

Equity income (loss) of investees	4.4	(0.2)	—		4.2
Capital expenditures(b)	614.1	25.6	(42.2)		597.5
Depreciation and amortization(c)	(479.2)	(19.8)	11.5		(487.5)
Identifiable assets	3,953.3	659.4	(285.7)		4,327.0

Unallocated and corporate assets					320.0

Total assets					4,647.0

of which equity method companies					44.5

Identifiable liabilities	948.4	242.7	(196.6)		994.5

Unallocated and corporate liabilities					1,226.7

Total liabilities					2,221.2

(a)	Includes general corporate expenses of €54.3 million for year ended December 31, 2007.

(b)	Includes (i) investments in multi-client surveys of €371.4 million, (ii) no equipment acquired under capital lease, (iii) capitalized development costs in the Services segment of €5.0 million, and (iv) capitalized development costs in the Equipment segment of €3.2 million for year ended December 31, 2007.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(c)	Includes multi-client surveys amortization of €308.5 million for year ended December 31, 2007.

	Geophysical	Geophysical	Eliminations and		Consolidated
2006	services	equipments	Adjustments		Total
		(in millions of euros)

Revenues from unaffiliated customers	792.0	537.5	—		1,329.6
Inter-segment revenues	0.9	72.6	(73.4)		—

Operating revenues	792.9	610.1	(73.4)		1,329.6
Other income from ordinary activities	1.8	—	—		1.8

Total income from ordinary activities	794.7	610.1	(73.4)		1,331.4

Operating income (loss)	150.3	174.2	(35.5	)(a)	289.0

Equity income (loss) of investees	9.8	0.4			10.2
Capital expenditures(b)	200.3	29.8	(19.2)		210.9
Depreciation and amortization(c)	(177.2)	(18.1)	7.2		(188.1)
Identifiable assets	1,106.2	550.0	(181.0)		1,475.2

Unallocated and corporate assets					306.9

Total assets					1,782.1

of which equity method companies					46.2

Identifiable liabilities	508.8	243.9	(118.3)		634.4

Unallocated and corporate liabilities					247.8

Total liabilities					882.2

(a)	Includes general corporate expenses of €27.4 million for year ended December 31, 2006.

(b)	Includes (i) investments in multi-client surveys of €61.5 million, (ii) equipment acquired under capital lease of €0.1 million, (iii) capitalized development costs in the Services segment of €8.2 million, and (iv) capitalized development costs in the Equipment segment of €3.7 million for year ended December 31, 2006.

(c)	Includes multi-client surveys amortization of €80.6 million for year ended December 31, 2006.

Analysis by geographic zone

  Analysis of operating revenues by location of customers

	2008		2007		2006
	(in millions of euros)

North America	725.0	28%	734.6	31%	344.2	26%
Central and South Americas	203.2	8%	244.0	10%	138.3	10%
Europe, Africa and Middle East	1,045.2	40%	767.2	32%	472.7	36%
Asia Pacific	629.1	24%	628.3	27%	374.4	28%

Consolidated total	2,602.5	100%	2,374.1	100%	1,329.6	100%

  Analysis of operating revenues by category

	2008		2007		2006
	(in millions of euros)

Sales of goods	748.9	29%	646.5	27%	499.4	37%
Services rendered	1,667.7	64%	1,445.1	61%	688.2	52%
After-sales on multi-client surveys	175.7	6%	278.0	12%	133.5	10%
Leases	10.2	1%	4.5	0%	8.5	1%

Consolidated total	2,602.5	100%	2,374.1	100%	1,329.6	100%

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 20 — RESEARCH AND DEVELOPMENT EXPENSES

Analysis of research and development expenses is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Research and development costs — gross, incurred	(68.8)	(63.0)	(51.1)
Development costs capitalized	13.7	8.2	11.9
Research and development expensed	(55.1)	(54.8)	(39.2)
Government grants recognized in income	11.3	3.5	1.5

Research and development costs — net	(43.8)	(51.3)	(37.7)

Research and development expenditures related primarily to:

•	for the geophysical services segment, projects concerning data processing services; and

•	for the equipment segment, projects concerning seismic data recording equipment.

NOTE 21 — OTHER REVENUES AND EXPENSES

	December 31,
	2008	2007	2006
	(in millions of euros)

Impairment of assets	(30.2)	—	(1.9)
Restructuring costs	(1.4)	(0.9)	(0.1)
Variation of reserves for restructuring	(1.9)	0.3	(0.5)
Other non-recurring revenues (expenses)	8.3	—	—

Non-recurring revenues (expenses) — net	(25.2)	(0.6)	(2.5)
Exchange gains (losses) on hedging contracts	(9.1)	18.7	8.9
Gains (losses) on sales of assets	(2.1)	0.3	5.3

Other revenues (expenses) — net	(36.4)	18.4	11.7

Year ended December 31, 2008

The impairment of assets corresponds to the definitive impairment related to OHM investment for €22.6 million (see note 7) and to the write-off of fixed assets damaged due to the loss of propulsion incident of the Symphony, which occurred in April 2008. This write-off was totally offset by an insurance indemnity of € 13 million in the line on the item “Other non-recurring revenues”.

Restructuring costs and reserves for a total of €3.3 million relate to the shutdown of Sercel Australia.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

Analysis of cost of financial debt is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Current interest expenses related to financial debt	(90,1)	(109.7)	(29.2)
Amortization of deferred expenditures on financial debts	(2,9)	(12.0)	(2.6)
Income provided by cash and cash equivalents	9,2	12.6	6.4

Cost of financial debt, net	(83,8)	(109.1)	(25.4)

As described in note 13, we repaid US$50 million on the US$1.000 million “Term Loan B” senior facility.

As described in note 13, we repaid US$100 million on the US$1.000 million “Term Loan B” senior facility used to finance Veritas acquisition on June 29, 2007. The unamortized portion of the deferred expenditures linked to this redemption amounted to €1.5 million.

On February 2007, we fully repaid the US$700 million credit facility used to finance Veritas acquisition and borrowed on January 12, 2007. The unamortized portion of the deferred expenditures linked to this redemption amounted to €7.3 million and was recognized as “Cost of financial debt”.

On February 10, 2006, we repaid the remaining US$140.3 million on the US$375 million credit facility used to finance the acquisition of Exploration Resources. The unamortized portion of the deferred expenditures linked to this redemption amounted to €2.0 million.

NOTE 23 — OTHER FINANCIAL INCOME (LOSS)

Analysis of other financial income (loss) is as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Variance in fair value of conversion option on convertible bonds	—	—	(20.7)
Premium paid for the early conversion of the convertible bonds	—	—	(1.6)
Write-off of issuance costs on convertible bonds recognized as expense at the time of the early conversion	—	—	(0.7)

Derivative and other expenses on convertible bonds	—	—	(23.0)

Exchange gains (losses) net	(7.9)	0.7	(4.1)
Other financial income	6.5	—	0.6
Other financial expenses	(10.1)	(5.9)	(5.3)

Other financial income (loss)	(11,5)	(5.2)	(8.8)

Other financial income (loss) including derivative and other expenses on convertible bonds	(11,5)	(5.2)	(31.8)

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 24 — INCOME TAXES

Income tax

Income tax expense consists of:

	December 31,
	2008	2007	2006
	(in millions of euros)

France
Current taxes expense before use of carry-forward losses	—	(30.2)	(31.0)
Adjustments on income tax recognized in the period for prior periods	0.4	(2.8)	—
Current taxes income after use of carry-back losses	32.1	—	—
Deferred taxes on reversal of temporary differences	(4.2)	(0.9)	2.5
Deferred taxes arising from previously unrecognized deferred tax on temporary differences	—	—	(12.5)
Deferred taxes arising from previously unrecognized deferred tax income	—	—	28.8

Total France	28.3	(33.9)	(12.2)

Foreign countries
Current income taxes(a)	(112.9)	(126.0)	(84.3)
Adjustments on income tax recognized in the period for prior periods(b)	2.9	(0.5)	(1.0)
Deferred taxes on reversal of temporary differences	(14.5)	16.8	11.0
Deferred taxes on currency translation	(17.5)	11.0	2.2
Deferred taxes arising from previously unrecognized tax loss	5.4	3.2	1.1

Total Foreign countries	(136.6)	(95.5)	(71.0)

Total income tax expense	(108.3)	(129.4)	(83.2)

(a)	includes withholding taxes

(b)	corresponds in 2006 to the tax audit at CGG Nigeria — see below

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

	2008	2007	2006
	(in millions of euros)

Net income (loss)	340.0	249.6	158.7
Income tax	(108.3)	(129.4)	(83.2)
Income before tax	448.3	379.0	241.9
Differences on tax basis :
Equity investment companies income	(3.0)	(4.2)	(10.1)
Theoretical tax basis	445.3	374.8	231.8
Enacted tax rate in France	34.43%	34.43%	34.43%
Theoretical tax	(153.3)	(129.0)	(79.8)
Differences on tax :
Differences in tax rates between France and foreign countries	6.4	1.7	3.2
Non-deductible part of dividends	(2.8)	(0.2)	(1.0)
Other permanent differences(a)	167.8	(15.4)	(19.5)
Tax on carry-forward losses net on the French tax group not recognized in the income statement(b)	(92.7)	—	16.3
Other unrecognized deferred tax in income statement on previous years(c)	5.4	3.2	1.1
Adjustments on the tax expense recognized in the period for the previous years(d)	3.3	(0.5)	(1.0)
Income tax and deferred tax on Argas net income (equity method company)(e)	(0.5)	(0.7)	(1.9)
Foreign deferred tax unrecognized on losses of the period	(12.4)	(5.1)	(3.2)
Deferred tax on currency translation adjustments(f)	(17.5)	11.0	2.2
Current and deferred tax on income subject to Norwegian tonnage tax system and other countries where the tax rate is nil	6.0	7.0	(0.6)
Others(g)(h)	(18.0)	(1.4)	1.0
Income tax	(108.3)	(129.4)	(83.2)

(a)	In 2008, results mainly from the losses on internal disposals of investments performed as part of the Services segment legal reorganization, and includes a tax asset of €25 million corresponding to the 2007 carry back.

(b)	In 2008, corresponds to the deficit of the French tax group not activated due to short and medium term uncertainties in using the losses carried forward, and historical tax losses generated in France.

At December 31, 2006, a €16.3 million deferred tax income was recognized relating to the tax position of the French tax group not recognized in 2005 due to unlikely tax perspectives.

(c)	Corresponds in 2005 to €2.4 million on Mexican carry-forward losses and to €3.7 million on Norwegian carry-forward losses.

(d)	Corresponds in 2006 to the tax notification received for CGG Nigeria.

(e)	CGGVeritas, as shareholder of Argas, is directly required to pay income tax for Argas in Saudi Arabia for its share in Argas.

(f)	Corresponds to the currency translation adjustment related to the translation in functional currency (U.S. dollar) of Norwegian and Brazilian entities’ books in local currency.

(g)	In 2008 this corresponds to unrecognized deferred tax assets on temporary differences in Norway.

(h)	Change in presentation of the tax reconciliation in 2007: the theoretical tax calculation is now based on the Income (loss) of consolidated companies before income taxes as stated in the Consolidated Statement of Operations whereas it was previously based on the Group share of the Income (loss) of consolidated companies before income taxes. The effects of this change in presentation is reported in the item “Others” for €0.5 million in 2006.

Income tax assets

Income tax assets at December 31, 2008 include mainly the carry back and other income tax credits recorded in France for a total amount of €53.9 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Net operating loss carried forward

Net operating loss carried forward available in France and in foreign jurisdictions, and not recognized as deferred tax assets at December 31, 2008, amounted to €257.0 million and are currently scheduled to expire as follows:

	France	Foreign countries
	(in millions of euros)

2009 and thereafter	—	11.7
Available indefinitely	148.4	96.9
Total	148.4	108.6

The Group has recorded valuation allowances to fully provide for the potential tax benefit of carried forward losses by entities that have a recent history of generating losses or for which there is a dispute with tax authorities.

Tax losses carried forward and not recorded as a deferred tax asset mainly relate to United Kingdom tax losses incurred of GBP 64.3 million and to part of Norwegian tax losses incurred for NOK 378.2 million for which we are currently in discussion with Norwegian tax authorities.

Deferred tax assets and liabilities

The reconciliation of net deferred tax are as follows:

	December 31,
	2008	2007	2006
	(in millions of euros)

Non-deductible provisions (including pensions and profit sharing)	11.7	19.7	11.8
Tangible assets	20.4	23.9	3.8
Effect of currency translation adjustment not recognized in income statement	(8.3)	10.5	2.6
Multi-client surveys (including deferred revenues)	(5.4)	(17.9)	0.8
Assets reassessed in purchase price allocation of acquisitions	(102.8)	(99.1)	(35.3)
Development costs capitalized	(11.0)	(8.5)	(8.0)
Incomes and losses subject to Norwegian tax tonnage system	—	—	(6.8)
Incomes and losses subject to U.S. taxation system	0.7	(17.9)	—
Other deferred revenues	(9.6)	(0.2)	—
Financial instruments	1.0	(1.6)	(1.9)
Others	(17.7)	1.4	0.1

Total deferred tax assets net of deferred tax (liabilities) related to timing differences	(121.0)	(89.7)	(32.9)
Tax losses carried forward(a)	6.4	13.4	9.8
Total deferred tax assets net of deferred tax (liabilities)	(114.6)	(76.3)	(23.1)

(a)	relating to loss carry forwards in United Kingdom, Norway.

Tax position and tax audit

A tax audit of CGGVeritas SA by the French tax authorities covering the 2005 to 2007 fiscal years has taken place. 2005 fiscal year is now prescribed. No material impact is expected.

A tax audit of CGGVeritas Services (ex CGG Services) covering the 2005 and 2006 fiscal years was notified end of December 2007 and started early 2008. The Group received a reassessment notice in December 2008 for fiscal years 2005 and 2006. The Group contests the tax authorities position.

In 2008, CGGVeritas Services U.S. Inc and CGG Americas are under a tax audit covering the second semester 2006. The control have not started at December 31, 2008.

With a retroactive effect of January 1 2008, Exploration Investment Resources II has opted for the new Norwegian tonnage tax system, which led to the reversal of the deferred tax liability related to the purchase price allocation of Exploration Resources acquisition for an amount of US$3.8 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The City of Rio (Brazil) is claiming €26.7 million euros (86.6 million Brazilian reals) against Veritas do Brazil concerning tax on services (ISS) relative to the years 2001 to 2008, which we contest. This risk was identified during the Veritas acquisition in 2007 and accrued for a total amount of €4.4 million (14.3 million Brazilian reals), which we believe corresponds to a fair estimate of the exposure, including advisory fees.

With a retroactive effect of January 1 2007, Exploration Vessel Resources and Exploration Vessel Resources II opted for the new Norwegian tonnage system tax which led to classifying deferred taxes on retained earnings into tax due (over a 10 years period) for an amount of NOK 44.6 million and to reverse the deferred tax liability related to the purchase price allocation of Exploration Resources acquisition of those two companies’ vessels for an amount of US$8.7 million.

Effective January 1, 2007, the Group has opted for a new tax amortization method for its multi-client library, based on the “Geology & Geophysics” method and on the long-term contract method.

NOTE 25 — PERSONNEL

The analysis of personnel is as follows:

	Year ended December 31,
	2008(a)	2007	2006

Personnel employed under French contracts performing Geophysical services	956	893	863
Equipment	922	765	703
Personnel employed under local contracts	6,988	6,451	2,934

Total(a)	8,866	8,109	4,500

Including field staff of:	2,726	2,079	739

(a)	At December 31, 2008 the personnel of Wavefield is included for:

Equipments	79
Personnel employed under local contracts	317
Total	396
Including field staff of	236

The total cost of personnel employed by consolidated subsidiaries was €575.7 million in 2008, €528.3 million in 2007 and €265.7 million in 2006.

NOTE 26 — DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS’ REMUNERATION

Directors, Board and Executive Committee members’ remuneration was as follows:

	Year ended December 31,
	2008	2007	2006
	(in euros)

Short-term employee benefit paid(a)	5,270,989	5,807,202	3,590,163
Attendance fees	595,000	595,000	365,000
Long-term employee benefit — pension(b)	119,507	18,314	16,903
Long-term employee benefit — supplemental pension(c)	1,195,530	593,102	679,013
Share-based payments(d)	8,506,575	8,891,212	3,907,966

(a)	Excludes tax on salary
(b)	Cost of services rendered and interest cost
(c)	Cost of services rendered and interest cost and amortization of past service cost on the supplemental pension implemented by the end of 2004.
(d)	Expense in the income statement related to the stock options and performance shares plans.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

paid during the prior 3 years) would be paid. In addition, should they decide, in case of a change of control, to continue working for the Company, they would receive a loyalty bonus representing 150% of their reference annual compensation as defined above after the expiry of a 18-month period after change of control.

NOTE 27 — RELATED PARTY TRANSACTIONS

The Group provides services to related parties, contracts associated with these services are concluded at arm’s length. The Group also receives in counterpart services from related parties.

	2008	2007	2006
	(in millions of euros)

Operating income
Sales of geophysical equipment to Argas	63.5	25.5	0.8
Charter revenues received from LDA for the Alizé	7.8	8.2	9.0
Technical consulting services to Argas	4.5	—	—
Sales of geophysical equipment to JV Xian Peic	3.3	4.2	4.1

Income	79.1	37.9	13.9

Expenses paid for Alizé ship management to LDA	5.5	6.5	4.9
Purchases of geophysical equipment from Tronic’s	7.5	8.3	—
Purchases of geophysical equipment from Cybernetix	3.8	1.1	—

Expenses	16.8	15.9	4.9

Trade receivables from LDA	—	—	0.1
Trade receivables from Norwegian Oilfield AS	16.8	—	—

Trade accounts and notes receivable	16.8	—	0.1

Accounts payable to LDA	0.4	0.2	0.3

Trade accounts and notes payables	0.4	0.2	0.3

Future rents commitments to LDA	49.3	54.8	16.1

Contractual Obligations	49.3	54.8	16.1

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar owner of the seismic vessel “Alizé”. Geomar provides vessel charter services to LDA.

Argas, JV Xian Peic and Cybernetix are companies consolidated under the equity method.

Norwegian Oilfield AS is consolidated under the equity method as at December 31, 2008, as part of the acquisition of Wavefield.

Tronic’s is 16% owned by the group.

No credit facility or loan was granted to the Company by shareholders during the three years.

NOTE 28 — SUPPLEMENTARY CASH FLOW INFORMATION

The “Financial expenses paid” for 2008 and 2007 included mainly fees and interest related to the US$1,000 million Term Loan B senior facility, the US$330 million 7 1/2 Senior Notes, the US$200 million 7 1/2 additional Senior Notes and the US$400 million 7 3/4% Senior Notes used to finance Veritas and Exploration Resources acquisitions (see note 13).

The “Financial expenses paid” for 2006 included mainly €2.0 million of fees and interest related to the remaining part of the US$375 million bridge loan used to acquire Exploration Resources that was eventually repaid on February 2006 and a €1.6 million premium paid to the bondholders on conversion in May 2006 (see note 13).

Proceeds from sales of assets correspond to the sale of Ardiseis shares in 2008, Eastern Echo shares in 2007 and in 2006 to the sale of 49% of Ardiseis.

Acquisitions in 2008 include Quest for €4.4 million acquired cash, Metrolog for €21.5 million, and Wavefield for €(19.9) million acquired cash. These reflect total consideration €206.6 million less the €25.8 million cash held

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

by Wavefield and less the fair value of the increase in the capital of CGGVeritas for €139.0 million, and the debt to the minority interests corresponding to the 30.1% not yet acquired at December 31, 2008 for €62.1 million.

The €1,019.1 million total acquisition in 2007 corresponded to the net investment of €993.1 million for the acquisition of Veritas (Total consideration less the €97.4 million cash held by Veritas and less the increase in the capital of CGGVeritas for €1,435.8), the acquisition of OHM for €22.9 million and Cybernetix shares for €3.1 million.

The Sercel Vibtech’s acquisition in 2006 represented an investment net of acquired cash of €48.3 million

In 2006 “Other non-cash items” include mainly the cancellation of the non-cash expense related to the change in fair value of the derivative on convertible bonds (see note 13).

The “Impact of changes in exchange rate on financial items” corresponds notably to the elimination of the unrealized exchange gains (losses) resulting from the gross financial debt in U.S. dollars located in those subsidiaries whose functional currency is euro; this elimination amounted to €(19.0) million in 2008 to €(47.9) million in 2007 and €(12.3) million in 2006.

Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consisted of the following:

	Year ended December 31,
	2008	2007	2006
	(in millions of euros)

Equipment acquired under capital leases	—	—	0.1

The cash and cash equivalents are composed as follows:

	Year ended December 31,
	2008	2007	2006
	(in millions of euros)

Cash	422.4	169.3	114.0
Cash equivalents	77.5	85.0	137.8

Restricted cash	17.0	—	—

Total cash and cash equivalents	516.9	254.3	251.8

At December 31, 2008, the restricted cash corresponds to the part of the cash and cash equivalent of Wavefield pledged in favor of financial institutions pursuant to the guarantees issued to clients in the normal course of business.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 29 — EARNINGS PER SHARE

The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Year
	2008	2007(1)	2006(1)
	(in millions of euros, excepted per share data)

Net income attributable to shareholders (a)	332.8	245.5	157.1
Effect of dilution
Ordinary shares outstanding at the beginning of the year (b)	137,253,790	87,989,440	85,408,400
Weighted average number of ordinary shares outstanding during the year (c)	656,598	46,577,700	1,451,235

Weighted average number of ordinary shares outstanding (d) =(b) +(c)	137,910,388	134,567,140	86,859,635

Dilutive potential shares from 2000 stock options	—	27,000	129,659
Dilutive potential shares from 2001 stock options	112,782	238,870	358,975
Dilutive potential shares from 2002 stock options	162,126	207,755	333,965
Dilutive potential shares from 2003 stock options	304,524	369,015	728,030
Dilutive potential shares from 2006 stock options	(2)	150,275	(2)
Dilutive potential shares from 2007 stock options	(2)	(2)	—
Dilutive potential shares from 2008 stock options	(2)	—	—
Total dilutive potential shares from stock options(1)	579,432	992,915	1,547,920

Dilutive potential shares from 2006 performance shares allocation	—	249,250	249,375
Dilutive potential shares from 2007 performance shares allocation	252,625	269,690	—
Dilutive potential shares from 2008 performance shares allocation	322,438	—	—
Total dilutive potential shares from performance shares allocation	575,063	518,940	249,375

Dilutive potential shares from stock convertible bonds(1)	—	—	—
Dilutive weighted average number of shares outstanding adjusted when dilutive (e)	139,064,883	136,078,995	88,657,930
Earning per share
Basic (a) / (d)	2.41	1.82	1.81
Diluted (a) / (e)	2.39	1.80	1.77

(1)	For the years ended December 31, 2007 and December 31, 2006, number of shares and dilutive potential shares from stock options have been restated according the five-for-one split stock effective on June 3, 2008. As a consequence, number of shares and dilutive potential shares from stock options have been multiplied by 5.
(2)	Exercise price of this stock options was higher than the average run stock exchange of the share.

NOTE 30 — SUBSEQUENT EVENTS

On December 30, 2008, CGGVeritas SA launched a mandatory public offer on the remaining 38, 903,024 outstanding shares (i.e. 30.1% of the share capital) as well as on the 2,892,875 shares that could result from the exercise of stock options. The offer price calculated in accordance with the provisions of Chapter VI of the Norwegian Securities Trading Act amounted to NOK 15.17 per share to be paid in cash. At the end of this mandatory offer period which expired on January 27, 2009, CGGVeritas acquired 37,043,013 additional shares of Wavefield and held as a result thereof 98.6% of the share capital. CGGVeritas then decided to launch a squeeze-out process on the reaming outstanding shares of Wavefield at a price of NOK 15.17 per share to be paid in cash. Since February 13, 2009, CGGVeritas owns 100% of the share capital of Wavefield. Wavefield was de-listed from the Oslo Bors on February 16, 2008.

On February 23, 2009, CGGVeritas Services notified Louis Dreyfus Armateurs of its decision to exercise the purchase options it benefited from on the seismic vessels Fohn and Harmattan, pursuant to the time charter agreements entered into between the two companies on March 1 and May 7, 1996, respectively. The purchase value of each of these two vessels shall be approximately US$750 million.

Sercel Holding committed to participating in a reserved share capital increase of Cybernetix up to € 4 million in November 2008. It was approved by the shareholder’s meeting held on January 8, 2009, bringing Sercel holding

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

to 749,480 shares, representing 46.10% of Cybernetix’s share capital and 43.08% of its voting rights. Since Sercel did not take control or management of Cybernetix further to this operation, the Autorité des Marchés Financiers granted, prior to the share capital increase, a waiver from the obligation to launch a take-over bid on Cybernetix further to passing the threshold of 33.33%. The share capital increase was finally completed in 2009 with a €2 million cash payment and the incorporation of a €2 million cash advance granted by Sercel in November 2008.

NOTE 31 — LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AS OF DECEMBER 31, 2008

Certain dormant or insignificant subsidiaries of the Group have not been included in the list below.

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

	CGGVeritas Services Holding B.V.	Amsterdam, Netherlands	100,0
403 256 944	CGGVeritas Services SA	Massy, France	100,0
351 834 288	Geocal SARL	Massy, France	100,0
966 228 363	Geoco SAS	Paris, France	100,0
410 072 110	CGG Explo SARL	Massy, France	100,0
413 926 320	Geomar SAS	Paris, France	49,0
	CGGVeritas International SA	Geneva, Switzerland	100,0
	CGG Marine Resources Norge AS	Hovik, Norway	100,0
	CGGVeritas Services (Norway) AS	Bergen, Norway	100,0
	Exploration Investment Resources II AS	Bergen, Norway	100,0
	Exploration Vessel Resources AS	Bergen, Norway	100,0
	Optowave AS	Bergen, Norway	100,0
	Wavefield Inseis ASA	Oslo, Norway	100,0
	MPG Holding AS	Bergen, Norway	100,0
	Wavefield Exploration Ltd	London, United Kingdom	100,0
	Viking Global Offshore Limited	Crawley, United Kingdom	100,0
	Veritas DGC Limited	Crawley, United Kingdom	100,0
	Veritas Geophysical Limited	Crawley, United Kingdom	100,0
	Companhia de Geologia e Geofisica Portuguesa	Lisbon, Portugal	100,0
	Geoexplo	Almaty, Kazakhstan	100,0
	Veritas Caspian LLP	Almaty, Kazakhstan	50,0
	CGG Vostok	Moscow, Russia	100,0
	CGG do Brasil Participaçoes Ltda	Rio do Janeiro, Brazil	100,0
	Veritas do Brasil Ltda	Rio do Janeiro, Brazil	100,0
	Wavefield Inseis Do Brazil	Rio do Janeiro, Brazil	100,0
	Veritas DGC Land Guatemala SA	Guatemala	100,0
	Companía Mexicana de Geofisica	Mexico City, Mexico	100,0
	Veritas DGC (Mexico) S. de R.L. de CV	Mexico City, Mexico	100,0
	Veritas Servicios Geofisicos S. de R.L. de CV	Tabasco, Mexico	100,0
	Veritas Servicios Technicos S. de R.L. de CV	Mexico	100,0
	Veritas Geoservices Ltd Sa	Venezuela	100,0
	Veritas Geophysical (Chile) SA	Chili	100,0
	Exgeo CA	Caracas, Venezuela	100,0
	CGGVeritas Services Holding (U.S.) Inc	Delaware, United States	100,0
	CGGVeritas Services (U.S.) Inc	Delaware, United States	100,0
	CGGVeritas Land (U.S.) Inc	Delaware, United States	100,0
	CGG Americas Inc.	Houston, United States	100,0
	Alitheia Resources Inc	Delaware, United States	100,0
	Veritas DGC Asia Pacific Ltd	Delaware, United States	100,0
	Veritas Geophysical (Mexico) LLC	Delaware, United States	100,0
	Veritas Investments Inc	Delaware, United States	100,0
	Viking Maritime Inc	Delaware, United States	100,0
	Wavefield Aim Inc.	Texas, United States	100,0
	Inupiat Geophysical LLC	Alaska, United States	45,0
	CGG Canada Services Ltd.	Calgary, Canada	100,0
	CGGVeritas Services (Canada) Inc	Alberta, Canada	100,0
	CGGVeritas Services (Canada) Partnership	Alberta, Canada	100,0
	Hampson Russel GP Inc	Alberta, Canada	100,0

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

	Hampson Russel Limited Partnership	Alberta, Canada	100,0
	Veritas MacKenzie Delta Ltd	Alberta, Canada	100,0
	Veri-Illuq Geophysical Ltd	Northwest Territoires, Canada	49,0
	Yamoria Geophysical Ltd	Northwest Territoires, Canada	49,0
	Veritas Geophysical (Canada) Corporation	Nova Scotia, Canada	100,0
	Veritas Geophysical III	Cayman Islands	100,0
	Veritas Geophysical IV	Cayman Islands	100,0
	Veritas DGC Australia Pty Ltd	Perth, Australia	100,0
	CGG Australia Services Pty Ltd.	Sydney, Australia	100,0
	Wavefield Inseis Australia Pty Ltd.	Perth, Australia	100,0
	Veritas Geophysical (Asia Pacific) Pte Ltd	Singapore	100,0
	Wavefield Inseis Singapore Pte Ltd	Singapore	100,0
	CGG Asia Pacific	Kuala Lumpur, Malaysia	100,0
	CGGVeritas Services (Malaysia) Sdn. Bhd	Malaysia	65,0
	PT CGG Indonesia	Djakarta, Indonesia	100,0
	P.T. Veritas DGC Mega Pratama	Djakarta, Indonesia	80,0
	CGGVeritas Services India Private Ltd	New Delhi, India	100,0
	CGGVeritas Technology Services (Beijing) Co. Ltd.	Beijing, Chine	100,0
	Ardiseis FZCO	Dubaï, United Arab Emirats	51,0
	Veritas Geophysical (Nigeria) Limited	Lagos, Nigeria	60,0
	CGGVeritas Services (B) Sdn. Bhd	Brunei	100,0
	CGG (Nigeria) Ltd.	Lagos, Nigeria	100,0
866 800 154	Sercel Holding SA	Carquefou, France	100,0
378 040 497	Sercel SA	Carquefou, France	100,0
	Sercel Australia	Sydney, Australia	100,0
	Hebei Sercel JunFeng(c)	Hebei, Chine	51,0
	Sercel Beijing Technology	Beijing, Chine	100,0
	Sercel Inc.	Tulsa, United States	100,0
	Sercel Singapore Pte Ltd.	Singapore	100,0
	Sercel England Ltd.	Somercotes, United Kingdom	100,0
	Sercel Canada Ltd.	Calgary, Canada	100,0
	Sercel Vibtech Ltd.	Stirlingshire, United Kingdom	100,0
	Seismic Support Services	Moscow, Russia	100,0
	Quest Geo Solutions Limited	Hampshire, United Kingdom	100,0
	Optoplan AS	Trondheim, Norway	100,0

(a)	Siren number is an individual identification number for company registration purposes under French law.
(b)	CGG Asia Pacific, in which CGGVeritas owns 33.2% of the ordinary shares and 30% of the total shares, is consolidated according to IAS27
(c)	Sercel JunFeng is fully consolidated since, according to the management agreement, the Group has operating control of the company.

NOTE 32 — CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES

At December 31, 2008 the obligations to pay our outstanding Senior Notes (see Note 13) are guaranteed by certain subsidiaries: CGG Canada Services Ltd, CGG Americas Inc., CGG Marine Resources Norge A/S, CGGVeritas Services Holding Inc, Alitheia Resources Inc, Veritas DGC Asia Pacific Ltd., CGGVeritas Land (US) Inc., CGGVeritas Services (US) Inc., Veritas Geophysical (Mexico) LLC, Veritas Investments Inc., Viking Maritime Inc., CGGVeritas Services Holding BV as the “Services guarantors”, and Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd as the “Equipment guarantors”.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2008 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and and the Eliminations to arrive at CGGVeritas on a consolidated basis.

	CGG	Services	Equipment	Non	Consolidating	Group
IFRS	Veritas	Guarantors	Guarantors	Guarantors	Adjustments	Consolidated
			(in millions of euros)

Goodwill		1,782.1	45.0	233.8	(5.9)	2,055.1
Intangible assets (including multi client surveys)	0.3	479.5	5.8	374.0	(39.6)	820.0
Property, plant and equipment	3.8	360.0	33.5	492.5	(67.3)	822.4
Investment in affiliates	1,979.6	1,520.6	4.0	321.3	(3,825.5)	—
Other non current assets	691.4	59.2	—	215.5	(757.8)	208.3
Current assets	462.8	372.2	214.1	1,453.1	(773.8)	1,728.4

Total assets	3,137.9	4,573.6	302.4	3,090.2	(5,469.9)	5,634.2

Financial debt (including bank overdrafts, current and non current portion)	768.0	1,162.2	1.2	348.8	(734.2)	1,546.0
Other non current liabilities (excluding financial debt)	11.7	200.7	7.8	117.4	(1.6)	336.0
Current liabilities (excluding current portion of debt)	274.6	204.1	49.4	1,134.1	(908.6)	753.6

Total liabilities (excluding equity)	1,054.3	1,567.0	58.4	1,600.3	(1,644.4)	2,635.6

Equity	2,083.6	3,006.7	244.0	1,489.9	(3,825.5)	2,998.6

Operating revenues	27.8	585.2	389.8	2,419.5	(811.7)	2,602.5
Depreciation and amortization	24.1	275.4	10.6	210.7	(26.5)	494.3
Operating income (loss)	(330.3)	184.9	79.9	390.3	215.9	540.6

Net income (loss) group share	(98.1)	89.7	55.5	317.2	(24.2)	340.0

Cash flow from operating activities	190.0	392.8	32.5	430.0	(159.1)	885.6
Cash flow from investing activities	(30.5)	(1,525.3)	(10.5)	(215.8)	1,278.6	(503.5)
Cash flow from financing activities	(1,339.8)	1,162.2	(8.5)	(162.8)	210.0	(138.9)

Cash at opening	103.9	17.4	2.9	130.0	—	254.3

Cash at closing	232.7	64.4	16.3	203.4	—	516.9

The following table presents condensed consolidated financial information in IFRS for the Company, on the one hand, and CGG Canada Services Ltd, CGG Americas, Inc., CGG Marine Resources Norge A/S, CGGVeritas Services Holding (U.S.) Inc., Alitheia Resources Inc, Veritas DGC Asia Pacific Ltd., CGGVeritas Land (US) Inc., CGGVeritas Services (US) Inc., Veritas Geophysical (Mexico) LLC, Veritas Investments Inc., Viking Maritime Inc

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(the “Subsidiary Group”), on the other hand, as of and for the years ended December 31, 2007 and 2006. The column “Sercel Subsidiary Group” includes Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd.

	CGG	Services	Equipment	Non	Consolidating	Group
IFRS	Veritas	Guarantors	Guarantors	Guarantors	Adjustments	Consolidated
			(in millions of euros)

Goodwill	—	1,688.7	45.2	201.0	(7.0)	1,928.0
Intangible assets (including multi client surveys)	0.2	396.4	10.3	310.2	(36.6)	680.5
Property, plant and equipment	12.7	334.6	29.3	344.5	(61.1)	660.0
Investment in affiliates	1,999.4	257.8	3.7	307.9	(2,568.8)	—
Other non current assets	575.9	257.0	0.1	128.7	(803.8)	157.9
Current assets	324.5	162.0	181.5	1,198.2	(645.6)	1,220.6
Total assets	2,912.7	3,096.6	270.1	2,490.5	(4.122.9)	4,647.0

Financial debt (including bank overdrafts, current and non current portion)	636.6	1,028.1	1.3	272.9	(577.9)	1,361.0
Other non current liabilities (excluding financial debt)	(1.3)	161.0	12.2	94.2	(4.9)	261.2
Current liabilities (excluding current portion of debt)	225.9	279.9	67.6	862.6	(836.7)	599.2
Total liabilities (excluding equity)	861.2	1,468.9	81.1	1,229.7	(1,419.5)	2,221.4

Operating revenues	34.8	618.1	362.1	2,136.8	(777.7)	2,374.1
Depreciation and amortization	0.6	198.1	9.8	296.7	(17.6)	487.6
Operating income (loss)	(50.7)	191.4	70.9	363.5	(85.9)	489.1
Net income (loss) group share	6.4	45.2	51.0	290.7	(143.6)	249.6

Cash flow from operating activities	(4.1)	178.6	9.5	411.7	51.6	647.3
Cash flow from investing activities	(424.9)	(1,462.6)	(12.6)	(239.7)	566.7	(1,573.1)
Cash flow from financing activities	372.3	1,094.8	0.1	(138.0)	(379.1)	950.2
Cash at opening	201.2	4.4	6.2	40.0	—	251.8

Cash at closing	103.9	17.4	2.9	130.1	—	254.3

						Sercel
		Subsidiary		Consolidating		Subsidiary
IFRS	CGGVeritas	Group	Others	adjustments	Consolidated	Group

2006
Total assets	1,033.0	626.2	1,475.5	(1,352.6)	1,782.1	237.9
Operating revenues	263.4	607.5	1,092.0	(633.3)	1,329.6	341.6
Operating income (loss)	(7.7)	172.3	182.3	(57.9)	289.0	52.6
Net income (loss)	54.3	104.1	169.6	(169.3)	158.7	34.8