Form 20-F
period 2009-12-31
CGG VERITAS
filed 2010-04-23
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
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
9 1/2% Senior Notes due 2016
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
151,146,594 Ordinary Shares, nominal value €0.40 per share

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

As our shares are listed on the New York Stock Exchange (in the form of American Depositary Shares), we are required to file an annual report on Form 20-F with the SEC. Our annual report includes our annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were also prepared in accordance with IFRS as adopted by the European Union at December 31, 2009.

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

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 3: Key Information — Risk Factors” and elsewhere in this annual report, including, without limitation, in conjunction with the forward-looking statements included in this annual report. Some of the factors that we believe could affect our actual results include:

•	the impact of the current economic and credit environment;

•	exposure to the credit risk of customers;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	difficulties and delays in achieving synergies and cost savings;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in temporarily or permanently reducing the capacity of our fleet;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

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

Selected Financial Data

The selected financial data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data included below are for CGG prior to the merger with Veritas, which was completed on January 12, 2007, and for CGGVeritas thereafter. The selected financial data for each of the years in the five-year period ended December 31, 2009 have been derived from our audited consolidated financial statements prepared in accordance with IFRS.

	At December 31,
	2009	2008	2007	2006	2005
	(In millions of euros except per share data and ratios)

Statement of operations data:
Operating revenues	2,233.2	2,602.5	2,374.1	1,329.6	869.9
Other revenues from ordinary activities	7.5	1.7	1.2	1.8	1.9
Cost of operations	(1,710.5)	(1,722.5)	(1,622.3)	(890.0)	(670.0)
Gross profit	530.2	881.7	753.0	441.4	201.8
Research and development expenses, net	(62.1)	(43.8)	(51.3)	(37.7)	(31.1)
Selling, general and administrative expenses	(243.3)	(256.1)	(231.0)	(126.4)	(91.2)
Other revenues (expenses)	(167.8)	(36.4)	18.4	11.7	(4.4)
Impairment of goodwill	(217.6)	(4.8)	—	—	—
Operating income	(160.6)	540.6	489.1	289.0	75.1
Cost of financial debt, net	(105.2)	(83.8)	(109.1)	(25.4)	(42.3)
Variance on derivative on convertible bonds	—	—	—	(23.0)	(11.5)
Other financial income (loss)	(11.2)	(11.5)	(5.2)	(8.8)	(14.5)
Income taxes	9.8	(108.3)	(129.4)	(83.2)	(26.6)
Equity in income of affiliates	8.3	3.0	4.2	10.1	13.0
Net income (loss)	(258.9)	340.0	249.6	158.7	(6.8)
Attributable to minority interests	5.4	7.2	4.1	1.6	1.0
Attributable to shareholders	(264.3)	332.8	245.5	157.1	(7.8)
Net income (loss) per share:
Basic(1)	(1.75)	2.41	1.82	1.81	(0.13)
Diluted(2)	(1.75)	2.39	1.80	1.77	(0.13)
Balance sheet data:
Cash and cash equivalents	480.3	516.9	254.3	251.8	112.4
Working capital(3)	393.5	458.0	367.1	210.4	154.1
Property, plant & equipment, net	677.7	822.4	660.0	455.2	480.1
Multi-client surveys	469.1	535.6	435.4	71.8	93.6
Goodwill	1,868.1	2,055.1	1,928.0	267.4	252.9
Total assets	4,921.2	5,634.2	4,647.0	1,782.1	1,565.1
Gross financial debt(4)	1,399.0	1,546.0	1,361.0	405.6	409.6
Shareholders’ equity attributable to owners of CGGVeritas SA	2,661.3	2,960.1	2,401.6	877.0	698.5
Other financial historical data and other ratios:
EBITDAS(5)	658.9	1,058.4	997.3	483.0	221.4
Capital expenditures (Property, plant & equipment)(6)	170.1	155.4	230.5	149.3	125.1
Capital expenditures for multi-client surveys	229.3	343.4	371.4	61.5	32.0
Net financial debt(7)	918.7	1,029.1	1,106.7	153.8	297.2
Gross financial debt(4)/EBITDAS(5)	2.1x	1.5x	1.3x	0.8x	1.9x
Net financial debt(7)/EBITDAS(5)	1.4x	1.0x	1.1x	0.3x	1.3x
EBITDAS(5)/Cost of financial debt, net	6.3x	12.6x	9.1x	19.0x	5.2x

(1)	Basic per share amounts have been calculated on the basis of 150,864,476 and 137,910,388 weighted average outstanding shares in 2009 and 2008, respectively. Basic per share amounts before 2008 have been restated in order to reflect our five for one stock split effective as of June 3, 2008 with the equivalent of 134,567,140 weighted average outstanding shares in 2007, 86,859,635 weighted average outstanding shares in 2006 and 60,479,625 weighted average outstanding shares in 2005.

(2)	Diluted per share amounts have been calculated on the basis of 151,208,165 and 139,064,883 weighted average outstanding shares in 2009 and 2008, respectively. Diluted per share amounts before 2008 have been restated in order to reflect our five for one stock split effective as of June 3, 2008 with the equivalent of 136,078,995 weighted average outstanding shares in 2007, 88,656,930 weighted average outstanding shares in 2006 and 60,479,625 weighted average outstanding shares in 2005.

(3)	“Working capital” is defined as net trade accounts and notes receivable, net inventories and work-in-progress, tax assets, other current assets and assets held for sale less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers, deferred income, current provisions and other current liabilities.

(4)	“Gross financial debt” is defined as financial debt, including current maturities and bank overdrafts.

(5)	“EBITDAS” is defined as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and similar measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — EBITDAS” for a reconciliation of EBITDAS to net cash provided by operating activities.

(6)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease and suppliers of fixed assets.

(7)	“Net financial debt” is defined as gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believes that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financial Debt” for a reconciliation of net financial debt to certain financing items on our balance sheet.

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

The data provided in the following table is expressed in U.S. dollars per euro and is based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On April 16, 2010, the most recent practicable day prior to the date of this annual report, the exchange rate as published by the Federal Reserve Bank of New York was €1.00 = $1.3487.

	Period-End	Average
	Rate(1)	Rate(2)	High	Low

Recent Monthly Data
April 2010 (through April 16, 2010)	1.3487	1.3499	1.3366	1.3360
March 2010	1.3526	1.3570	1.3758	1.3344
February 2010	1.3660	1.3680	1.3955	1.3476
January 2010	1.3870	1.4266	1.4536	1.3870
December 2009	1.4332	1.4579	1.5100	1.4243
November 2009	1.4994	1.4908	1.5085	1.4658
October 2009	1.4755	1.4821	1.5029	1.4532
Annual Data (Year Ended December 31,)
2009	1.4332	1.3935	1.5100	1.2547
2008	1.3919	1.4695	1.6010	1.2446
2007	1.4603	1.3705	1.4862	1.2904
2006	1.3197	1.2560	1.3327	1.1860
2005	1.1842	1.2400	1.3476	1.1667

Notes:

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.

(2)	The average rate for each monthly period was calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rate for each annual period was calculated by taking the simple average of the noon buying rates on the last business day of each month during the relevant period.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risks related to our business

  Current economic uncertainty and the volatility of the oil and natural gas prices could have a significant adverse effect on demand for certain of our products and services, our results of operations, our cash flows, our financial condition and our ability to borrow.

Since late 2008, global market and economic conditions have been uncertain and volatile. In the past, economic contractions have weakened demand and lowered prices for oil and natural gas, which entailed a reduction of the levels of exploration for hydrocarbons. Historically, demand for our products and services has been sensitive to the level of exploration spending by oil and gas companies; as a result the demand for our products and services declines when the global level of exploration expenditures declines.

Difficult conditions in the credit and capital markets and the uncertainty about the global economy have had and are likely to continue to have a significant adverse impact on industrial and commercial performance and the solvency of many companies, which may affect some of our customers and suppliers. Some companies have found their access to liquidity constrained or subject to more onerous terms. In this context, there can be no assurance that our customers will be able to borrow money on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products, and impair the ability of our customers to pay us for our products and services on a timely basis, or at all. More generally, the current economic climate may lead customers to cancel or delay orders. Suppliers may also fail to provide goods and services as agreed. These developments could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The recent turmoil in the credit markets and its potential impact on the liquidity of major financial institutions may also have an adverse effect on our ability to fund our business strategy through borrowings under either existing or new debt facilities in the public or private markets and on terms we believe to be reasonable. Persistent volatility in the financial markets could have a material adverse effect on our ability to refinance all or a portion of our indebtedness and to otherwise fund our operational requirements.

It is difficult to predict how long the current economic conditions will persist, whether they will deteriorate further, and which of our products and services will be adversely affected. We may have impairment losses as events or changes in circumstances occur which reduce the fair value of an asset below its carrying amount. As a result, these conditions could adversely affect our financial condition and results of operations, and we may be subject to increased disputes and litigation because of these events and issues.

  We are subject to risks related to our international operations that could harm our business and results of operations.

With operations worldwide, including in emerging markets, our business and results of operations are subject to various risks inherent in international operations. These risks include:

•	instability of foreign economies and governments;

•	risks of war, terrorism, piracy, civil disturbance, seizure, renegotiation or nullification of existing contracts;

•	foreign exchange restrictions, sanctions and other laws and policies affecting taxation, trade and investment; and

We are exposed to these risks in all of our foreign operations to some degree, and such exposure could be material to our financial condition and results of operations in emerging markets where the political and legal environment is less stable. We cannot assure you that we will not be subject to material adverse developments with respect to our international operations or that any insurance coverage we have will be adequate to compensate us for any losses arising from such risks.

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

Certain of our clients and certain tax, social security or customs authorities may request that we or certain of our subsidiaries post performance bonds or guarantees issued by banks or insurance companies, including in the form of stand-by letters of credit, in order to guarantee our legal or contractual obligations. We cannot assure you that we will be able to provide these bonds or guarantees in the amounts or durations required or for the benefit of the necessary parties. Our failure to comply with these requests could reduce our capacity to conduct business or perform our contracts. In addition, if we do provide these bonds or guarantees, our clients or the relevant authorities may call them under circumstances that we believe to be improper, and we may not be able to challenge such actions effectively in local courts.

We and certain of our subsidiaries and affiliated entities also conduct business in countries that experience government corruption. We are committed to doing business in accordance with all applicable laws and our codes of ethics, but there is a risk that we, our subsidiaries or affiliated entities or their respective officers, directors, employees or agents may act in violation of applicable laws, including the Foreign Corrupt Practices Act of 1977 or any laws enforced by the US Office of Foreign assets control. Any such violations could result in substantial civil and/or criminal penalties and might materially adversely affect our business and results of operations or financial condition.

  We are subject to certain risks related to acquisitions, and these risks may materially adversely affect our revenues, expenses, operating results and financial condition.

In the past we have grown by acquisitions, some of which, such as the merger with Veritas in 2007 or the Wavefield acquisition in 2008, were quite significant. Such transactions, whether completed, pending or likely to be completed in the future, present various financial and management-related risks that can be material, such as integration of the acquired businesses in a cost-effective manner; implementation of a combined business strategy; diversion of management’s attention; outstanding or unforeseen legal, regulatory, contractual, labor or other issues arising from the acquisitions; additional capital expenditure requirements; retention of customers; combination of different company and management cultures; operations in new geographic markets; the need for more extensive management coordination; and retention, hiring and training of key personnel. Should any of these risks associated with acquisitions materialize, it could have a material adverse effect on our business, financial condition and results of operations.

  We may need to write down goodwill from our balance sheet.

We have been involved in a number of business combinations in the past, leading to the recognition of large amounts of goodwill on our balance sheet. Goodwill totaled €1,868.1 million on our balance sheet as of December 31, 2009. Goodwill is allocated to cash generating units (“CGUs”) (as described in note 11 to our consolidated financial statements for the year ended December 31, 2009). The recoverable amount of a CGU is estimated at each balance sheet date and is generally determined on the basis of a group-wide estimate of future cash flows expected from the CGU in question. The estimate takes into account, in particular, the removal from service of certain assets used in our business (such as decommissioning or coldstacking vessels) or any significant underperformance in cash generation relative to previously-expected results, which may arise, for example, from the underperformance of certain assets, a deterioration in industry conditions or a decline in the economic environment. At each balance sheet date, if we expect that a CGU’s recoverable amount will fall below the amount of goodwill recorded on the balance sheet, we may write down that goodwill in part or in whole. Such a write-down would not in itself have an impact on cash flow, but could have a substantial negative impact on our operating income and net income, and as a result, on our shareholders’ equity and net debt/equity ratio. In the fourth quarter of 2009, we recognized an impairment loss on goodwill of €216 million on our marine cash generating unit.

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

•	The value of our multi-client data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data or more generally.

•	Any reduction in the market value of such data will require us to write down its recorded value, which could have a material adverse effect on our results of operations. In the fourth quarter of 2009, we recorded an impairment loss of €64 million on the legacy Veritas multi-client surveys acquired before 2007.

  Our results of operations may be significantly affected by currency fluctuations.

We derive a substantial portion of our revenues from international sales, subjecting us to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are mainly denominated in U.S. dollars and euros, and to a significantly lesser extent, in Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner and British pounds. Historically, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and will have in the future a significant effect upon our results of operations, which are reported in euros. For financial reporting purposes, depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a decreased value. Moreover, and in addition to the impact of the conversion of the U.S. dollar at a decreased value, since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, the depreciation of the U.S. dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policywe cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of the date of this annual report, our annual fixed expenses in euros are equal to approximately €400 million and as a consequence, an unfavorable variation of US$0.10 in the exchange rate between the U.S. dollar and the euro would reduce our operating income and our shareholders’ equity by approximately US$40 million. As of December 31, 2009 we and our subsidiaries whose functional currency is the euro had dollar-denominated assets and liabilities of U.S.$2,185.9 million and U.S.$2,165.3 million, respectively. Our net balance sheet exchange rate exposure was thus U.S.$20.6 million before hedging and U.S.$(41.2) million after taking into account hedging arrangements of U.S.$(61.8) million. As a result of our compliance with IAS 12 (Income Taxes), our results of operation are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns an asset is not the same as the currency used for taxation purposes. This is the case for several Norwegian subsidiaries that own offshore assets (vessels and equipment) for which the functional currency is the U.S. dollar, whereas the taxable currency is the Norwegian kroner. We estimate that as of the date of this annual report, a decrease of NOK 1 in the value of the Norwegian kroner relative to the U.S. dollar would increase our deferred tax liability by approximately US$8 million.

  Our working capital needs are difficult to forecast and may vary significantly, which could result in additional financing requirements that we may not be able to meet on satisfactory terms, or at all.

It is difficult for us to predict with certainty our working capital needs. This difficulty is due primarily to working capital requirements related to the marine seismic acquisition business and related to the development and introduction of new lines of geophysical equipment products. For example, under specific circumstances, we may have to extend the length of payment terms we grant to customers or may increase our inventories substantially. We may therefore be subject to significant and rapid increases in our working capital needs that we may have difficulty financing on satisfactory terms, or at all, due notably to limitations in our debt agreements.

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

Our seismic data acquisition activities, particularly in deepwater marine areas, are often conducted under harsh weather and other hazardous operating conditions. These operations are subject to risks of loss to property and injury to personnel from fires, accidental explosions, ice floes and high seas. These types of events could result in loss from business interruption, delay, equipment damage or other liability. We carry insurance against damage to or the destruction of our seismic equipment and against business interruption for our Services data processing centers and Sercel production centers in amounts we consider appropriate in accordance with industry practice. However, our insurance coverage may not be adequate in all circumstances or against all hazards, and we may not be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

  We depend on proprietary technology and are exposed to risks associated with the misappropriation or infringement of that technology.

Our results of operations depend in part upon our proprietary technology. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. We currently hold or have applied for 205 patents in various countries for products and processes. These patents last up to 20 years, depending on the date of filing and the protection accorded by each country. In addition, we enter into confidentiality and license agreements with our employees, customers and potential customers which limit access to and distribution of our technology. However, actions that we take to protect our proprietary rights may not be adequate to deter the misappropriation or independent third-party development of our technology. Although we are not currently involved in any material litigation regarding our intellectual property rights or the possible infringement of intellectual property rights of others, such litigation may be brought in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States, which may limit our ability to pursue third parties that misappropriate our proprietary technology.

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

  CGGVeritas has had losses in the past and there is no assurance of our profitability for the future.

Before they merged, CGG and Veritas have had losses in the past. In 2007 and 2008, our net profit attributable to shareholders amounted to €245.5 million and €332.8 million, respectively. In 2009, we recorded a net loss attributable to shareholders of €264.3 million. There is therefore no assurance as to our profitability for the future.

Risks related to our industry:

  The volume of our business depends on the level of capital expenditures by the oil and gas industry, and reductions in such expenditures may have a material adverse effect on our business.

Demand for our products and services has historically been dependent upon the level of capital expenditures by oil and gas companies for exploration, production and development activities. These expenditures are significantly influenced by hydrocarbons prices and by expectations regarding future hydrocarbons prices. Oil and gas prices may fluctuate based on relatively minor changes in the supply of and demand for oil and gas, expectations regarding future supply of and demand for hydrocarbons and certain other factors beyond our control. Lower or volatile oil and gas prices tend to limit the demand for seismic services and products.

Factors affecting the prices of hydrocarbons (and, consequently, demand for our products and services) include:

•	demand for hydrocarbons;

•	worldwide political, military and economic conditions, including political developments in the Middle East, economic growth levels, the availability of financing and the ability of OPEC to set and maintain production levels and prices for oil;

•	laws or regulations restricting the use of fossil fuels or taxing such fuels;

•	levels of oil and gas production;

•	the price and availability of alternative fuels;

•	policies of governments regarding the exploration for and production and development of oil and gas reserves in their territories; and

•	global weather conditions, with warmer temperatures decreasing demand for products such as heating oil.

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

Most of our contracts are obtained through a competitive bidding process, which is standard for the seismic services industry in which we operate. Competitive factors in recent years have included price, crew availability, technological expertise and reputation for quality, safety and dependability. While no single company competes with us in all of our segments, we are subject to intense competition in each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more data acquisition crews than we do and have greater financial and other resources. These and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and gas prices and production levels, as well as changes in government regulations. In addition, if geophysical service competitors increase their capacity (or do not reduce capacity if demand decreases), the excess supply in the seismic services market could apply downward pressure on prices. The negative effects of the competitive environment in which we operate could have a material adverse effect on our results of operations.

  As a result of current conditions in the seismic market, we have taken significant measures to reduce our fleet of vessels and we may take temporary additional measures to further reduce our fleet capacity in the future if called for by the situation in the seismic market.

In order to adjust to the conditions in the seismic market and to reposition our fleet toward high capacity vessels, we decided in 2009 to reduce our fleet capacity on a permanent basis to 18 vessels, by decommissioning nine vessels. As of December 31, 2009, six of these vessels had been decommissioned and the three remaining vessels are scheduled to be decommissioned in 2010. In the future, economic conditions in the seismic market could lead us to further adjust our marine acquisition capacity on a temporary basis, for example by cold stacking certain of our vessels. Reductions in capacity can generate additional operating costs.

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

Our land and marine seismic data acquisition revenues are partially seasonal in nature. The marine data acquisition business is, by its nature, exposed to unproductive interim periods due to necessary repairs or transit time from one operational zone to another during which revenue is not recognized. Other factors that cause variations from quarter to quarter include the effects of weather conditions in a given operating area, the internal budgeting process of some important clients for their exploration expenses, and the time needed to mobilize production means or obtain the administrative authorizations necessary to commence data acquisition contracts.

  Our business is subject to governmental regulation, which may adversely affect our future operations.

Our operations are subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental, health and safety and labor laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Our failure to do so could result in fines or penalties, enforcement actions, claims for personal injury or property damages, or obligations to investigate and/or remediate contamination. Failure to obtain the required permits on a timely basis may also prevent us from operating in some cases, resulting in crew downtime and operating losses. Moreover, if applicable laws and regulations, including environmental, health and safety requirements, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated. The adoption of laws and regulations that directly or indirectly curtail exploration by oil and gas companies could also materially adversely affect our operations by reducing the demand for our geophysical products and services.

In particular, we may be affected by new environmental laws or regulations intended to limit or reduce emissions of gases, such as carbon dioxide and methane, that may be contributing to climate change. The European Union has already established greenhouse gas regulations, and many other countries, including the United States, are in the process of doing so. This could cause us to incur additional direct costs in complying with any new environmental regulations, as well as increase indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that get passed on to us. Moreover, passage of climate change legislation or other regulatory initiatives that target emissions of greenhouse gases may curtail production and demand for fossil fuels such as oil and gas and thus adversely affect future demand for our products and services. Reductions in our revenues or increases in our expenses as a result of climate control initiatives could have adverse effects on our business, financial position, results of operations and prospects.

Risks related to our indebtedness

  Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.

We have a significant amount of debt. As of December 31, 2009, our net debt, total assets and shareholders’ equity were €918.7 million, € 4,921.2 million and €2,661.3 million, respectively. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years.

As of December 31, 2009, our financial debt consisted primarily of:

•	US$530 million outstanding principal amount of our 7 1/2% Senior Notes due 2015, US$350 million outstanding principal amount of our 9 1/2% Senior Notes due 2016 and US$400 million outstanding principal amount of our 7 3/4% Senior Notes due 2017 (our “senior notes”);

•	US$544 million outstanding under our senior credit facilities dated January 12, 2007;

•	€35 million drawn under our US$200 million French revolving facility dated February 7, 2007; and

•	a total of €115 drawn under various credit lines held by several of our subsidiaries.

Our substantial debt could have important consequences. In particular, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds.

  Our debt agreements contain restrictive covenants that may limit our ability to respond to changes in market conditions or pursue business opportunities.

The indentures governing our senior notes and the agreements governing our senior credit facilities and our French revolving facility contain restrictive covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue preferred shares;

•	pay dividends or make other distributions;

•	purchase equity interests or reimburse subordinated debt prior to its maturity;

•	create or incur certain liens;

•	enter into transactions with affiliates;

•	issue or sell capital stock of subsidiaries;

•	engage in sale-and-leaseback transactions; and

•	sell assets or merge or consolidate with another company.

Complying with the restrictions contained in some of these covenants requires us to meet certain ratios and tests, notably, in the case of our senior facilities, (i) a minimum ratio of EBITDA to total interest costs of 4.00:1 for the 12-month testing period ended December 31, 2009 (the actual ratio as of December 31, 2009 was 7.2:1) and (ii) a maximum ratio of total net debt to EBITDA of 2.25:1 for the 12-month testing period ended December 31, 2009 (the actual ratio as of December 31, 2009 was 1.3:1). Information relating to our indebtedness and the restrictive covenants contained in our debt agreements is provided in note 13 to our consolidated financial statements for the year ended December 31, 2009. The requirement that we comply with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, or withstand a continuing or future downturn in our business.

  If we are unable to comply with the restrictions and covenants in the indentures governing our senior notes, senior facilities agreement, the French revolving facility agreement and other current and future debt agreements, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of repayment.

If we are unable to comply with the restrictions and covenants in the indentures governing our senior notes or in other current or future debt agreements, including the senior facilities agreement and the French revolving facility agreement, there could be a default under the terms of these indentures and agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In the event of a default under these agreements, lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us.

  We and our subsidiaries may incur substantially more debt.

We and our subsidiaries may incur substantial additional debt (including secured debt) in the future. The terms of the indentures governing our Senior Notes, the senior facilities agreement, the French revolving facility agreement and our other existing senior indebtedness limit, but do not prohibit, us and our subsidiaries from doing so. As of December 31, 2009, we had drawn €35 million under our existing revolving credit facilities and long-term confirmed and undrawn credit lines amounted to €185 million.

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

We cannot assure you that we will generate sufficient cash flow from operations, that we will realize operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Disruptions in the capital and credit markets, as have been experienced since 2008, could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness, including our ability to draw on our existing credit facilities or enter into new credit facilities. Banks that are party to our existing credit facilities may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Increases in interest rates could adversely affect our results of operations

A significant proportion of our debt consists of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, our interest expenses on this debt vary in line with movements in short-term interest rates. In particular, our senior facilities are subject to interest based on U.S. dollar LIBOR. As a result, our interest expenses may increase significantly if short-term interest rates increase. Based on our borrowings outstanding as of December 31, 2009, each 50 basis point increase in the U.S. dollar LIBOR would increase our interest expense by US$3 million per year.

Item 4:	INFORMATION ON THE COMPANY

Introduction

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

Our geophysical Equipment segment operates through our subsidiary Sercel, the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and marine seismic markets.

The geophysical Services segment is composed of the following activities:

•	land contract: seismic data acquisition for land, transition zones and shallow water on behalf of a specific client;

•	multi-client land: seismic data acquisition for land, transition zones and shallow water licensed to a number of clients on a non-exclusive basis;

•	marine contract: seismic data acquisition marine on behalf of a specific client;

•	multi-client marine: seismic data acquisition marine and licensed to a number of clients on a non-exclusive basis; and

•	processing and imaging: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.

We are a recognized leader in data processing and imaging services, which we provide through a worldwide network of 29 open seismic data processing centers and 12 client-dedicated centers. A suite of advanced technologies, developed and improved through continuous innovation, take seismic data processing into the reservoir and have the potential to greatly enhance reservoir knowledge in order to improve exploitation.

We also offer the Hampson-Russell software that has delivered innovative interpretive solutions since 1987. The Hampson-Russell software makes sophisticated technology accessible to the working geophysicist. It has an installed base of more than 1,400 licenses at over 500 petroleum and service companies worldwide.

CGGVeritas has 110 years of combined operating experience (through CGG and Veritas) and a recognized track record of technological leadership in the science of geophysics. We believe we are well placed to capitalize on the growing importance of seismic technology to enhance the exploration and production performance of our broad base of clients, which includes independent, international and national oil companies.

Services accounted for 77% and Equipment accounted for 23% of our consolidated operating revenues for the year ended December 31, 2009.

For the year ended December 31, 2009, 22% of our consolidated operating revenues were from North America, 7% from South and Central Americas, 44% from Europe, Africa, Middle East, and 27% from Asia Pacific.

Compagnie Générale de Géophysique-Veritas is the parent company of the CGGVeritas Group. We are a société anonyme incorporated under the laws of the Republic of France and operating under the French Commercial Code. Our registered office is at Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, France. Our telephone number is (33) 1 64 47 45 00.

  Acquisition of Wavefield

In January 2009, we completed the purchase of 100% of Wavefield, a Norwegian marine geophysical company providing proprietary data acquisition services and seabed seismic equipment. Wavefield also offers a portfolio of non-exclusive multi-client data to global exploration clients, developed in partnership with oil companies and governments. The range of marine services includes long offset 2D, high capacity 3D, 4D, multi-azimuth and wide-azimuth data acquired with highly specialized vessels and the latest seismic equipment. Wavefield’s main offices are in Bergen and Oslo, Norway with other locations in Trondheim, London, Houston and Perth. Wavefield operations and teams were integrated in our operations during 2009.

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

To achieve this objective, we have adopted the following strategies:

  Actively respond to the current market environment

The volatile and adverse global market and economic conditions commencing in late 2008 and the decreased level of capital expenditures by oil and gas companies have adversely affected demand for seismic products and services. In response to current market conditions, we are rigorously reducing costs across the organization by adjusting our manufacturing and crew costs in line with our market outlook. We have removed vessels from the fleet, postponed new builds and plan to remove more. See “Services — Marine Business Line — Marine Seismic Acquisition Fleet”. In addition, we are taking a disciplined approach to capital spending in order to focus on our priority of free cash flow generation. We also plan to decrease capital spending on our multi-client library. We are also maintaining strong research and development spending levels and further increasing our focus on leadership in advanced technology.

  Focus on growth areas for geophysical services

We believe that our proprietary equipment and software provide us with a competitive advantage in specific growth markets, such as data acquisition in transition zones and difficult terrain, where recent technological advances have made seismic acquisition more feasible. We intend to focus on developing our technological capabilities in emerging markets for geophysical services, such as reservoir appraisal and production monitoring. We also believe that we have unique experience and expertise in complex land seismic acquisition projects in both desert and arctic regions. Further, we believe our geographic footprint will allow us to respond to the growing demand for seismic imaging and reservoir solutions.

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

Given the growing importance of geophysics in reservoir characterization, we intend to further develop the synergies between our data processing and reservoir services. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated services. With the increasing market use of wide-azimuth in the Gulf of Mexico and the growing demand for advanced imaging capabilities, we also intend to increase our processing capability in developing disciplines, such as reservoir description and monitoring, including wide-azimuth, multi-component and 4D studies. We also plan to continue promoting and developing our dedicated processing centers within our clients’ offices and developing our regional centers. We have also achieved the full convergence of our legacy software technologies in 2009.

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

  Develop well-positioned data libraries

We intend to take advantage of our recent vintage, well-positioned seismic data libraries and will capitalize on our strong experience in the wide azimuth technology. The industry’s growing interest in wide-azimuth technology to explore complex geological environments has translated into high pre-funding levels for the Gulf of Mexico. Walker Ridge, Green Canyon, Garden Banks and Three Corners surveys may generate interest from deep offshore large oil and gas companies. Onshore, our land library offers additional potential in North America. Our seismic data library is a strength in a market where a global library portfolio is increasingly attractive to clients.

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

  Enhance our cash liquidity position

We are also taking steps to enhance our cash liquidity position, increase our flexibility under our credit facilities, extend our existing debt maturities, and bolster our balance sheet in an uncertain global economic environment. To those ends, we issued US$350 million principal amount of 9 1/2% senior notes due 2016 on June 9, 2009, we amended our US senior facilities agreement on May 21, 2009 and we amended our French revolving facility agreement on May 27, 2009.

These amendments (i) increase our flexibility under the financial covenants by modifying the interest coverage and leverage ratios, (ii) include an additional covenant limiting capital expenditures, (iii) allow us to dispose of additional seismic vessels and (iv) increase our ability to incur unsecured senior debt. In consideration of these additional amendments, we (i) repaid $100 million of the term loan B on May 21, 2009 and (ii) increased the applicable percentage for all borrowing under the US senior facilities and French revolving facility by 100 basis points. See “Item 5: Operating and Financial Review and Prospectus — Liquidity and Capital Resources — Financing Arrangements

Industry Conditions

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices and the ability of our customers, particularly the small independent oil and gas companies, to secure financing for their projects. We believe that the short-term outlook for the geophysical services sector, particularly the marine segment, is characterized by a slowdown in demand and an overcapacity in supply resulting in a significant decrease in both volumes and prices. These conditions have also led to a recent decrease in volumes of sales in our equipment segment. We believe that two fundamental factors have contributed to this situation.

First, global geopolitical uncertainty, particularly following the current economic and financial crisis, has translated into a strong drop in oil prices and has not created the confidence and visibility that are essential in our clients’ decision-making processes. Consequently, clients have delayed their decision-making or their projects or have canceled projects.

Second, given the level of energy prices in 2007 and much of 2008, the geophysical services market has developed strongly especially in marine acquisition and in supporting geophysical equipment. We estimate that the worldwide offshore fleet of 3D vessels with more than six streamers increased from 40 vessels at the end of 2006 to 58 vessels by the end of 2008. In 2009 the offshore exclusive market was characterized by a significant decline in demand as a direct result the global financial crisis and reductions in exploration and production spending.. In this context, the industry moved to drastically reduce the total capacity down to 52 3D vessels with more than six streamers by the end of 2009, through vessel retirements and conversions and delayed entry of some of the planned new builds into the market (see “— Our Strategy — Actively respond to current market conditions” for certain steps that we are taking to address current market conditions.). Despite those efforts, demand and supply remained unbalanced during 2009, leading to a year-on-year price decrease estimated at more than 30% on average. In 2010 some recovery is expected as the supply-demand balance should be restored through continued industry discipline and increased demand as a result of increased exploration and production budgets. We expect that these trends will help stabilize prices and may have a positive impact on market prices towards the end of 2010.

Adverse economic and financing conditions have also affected levels of discretionary spending by oil and gas companies in our land business line, particularly by independent oil companies, and in North America. Such conditions, together with, delayed decision-making by our clients, have also significantly adversely affected multi-client after sales.

Nevertheless, we also believe that the medium-term outlook for the geophysical services sector, particularly the marine segment, and the demand for geophysical equipment is fundamentally positive for a number of reasons:

•	First, oil and gas companies (including both the international oil companies and the national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in demand for hydrocarbons growing more rapidly than anticipated prior to the current economic downturn. At the same time, oil and gas companies have increased their focus on existing production capacities and reserves replacement.

•	Second, the recognition of a potential future imbalance between hydrocarbon supply and demand, combined with low reserve replacement rates, has led in the recent past and we expect that it could lead in the future to sustained capital expenditure in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and optimization of existing reservoirs from pure exploration (early cycle) to reservoir development, management and production (late cycle).

The strong technological developments in seismic equipment and services over the last decade have advanced their use in reservoir development and production, broadening the use of seismic techniques over the lifecycle of reservoirs.

Each day, three to four million barrels of new oil have to be found in deeper and more complex basins to offset declining reserve rates. We expect these fundamental trends to continue to drive increased demand for high-end seismic equipment and services in the medium-term. We believe that CGGVeritas is in a strong position to benefit from these long term favorable industry conditions.

History and Development of the Company

CGG was established on July 23, 1931 to market geophysical techniques for appraising underground geological resources. Since that time, it has gradually come to specialize in seismic techniques adapted to exploration for and production of oil and gas, while continuing to carry on other geophysical activities. On January 12, 2007, CGG acquired Veritas in a part cash, part stock transaction and upon completion of the acquisition, CGG was renamed Compagnie Générale de Géophysique-Veritas. Compagnie Générale de Géophysique-Veritas is a société anonyme incorporated under the laws of the Republic of France and operating under the French Code de commerce.

Over the course of the last four years, we have completed numerous acquisitions and dispositions which are described under “

Item 5: Operating and Financial Review and Prospects — Factors Affecting our Results of Operations — Acquisitions and Disposals” included elsewhere in this annual report.

Business Overview

Our operations have historically been organized into two main segments: Services and Equipment. Services accounted for 77% and Equipment accounted for 23% of our consolidated revenues for the year ended December 31, 2009.

We generate revenues (by location of customers) on a worldwide basis. For the year ended December 31, 2009, 22% of our consolidated revenues were from North America, 7% from South and Central Americas, 44% from Europe, Africa, Middle East, and 27% from Asia Pacific.

In 2009, our two most significant customers accounted for 6.8% and 5.3% of our consolidated revenues compared with 3.9% and 3.8% in 2008 and 4.5% and 2.8% in 2007.

Operating Revenues Data

  Revenues by Business Lines

The following table sets forth our consolidated operating revenues by activity in millions of euros or dollars, as the case may be, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2009			2008			2007
	M€	MU.S.$	%	M€	MU.S.$	%	M€	MU.S.$	%

Total land seismic Acquisition	347.2	483.4	16%	454.4	672.2	17%	461.5	631.8	19%
Contract	274.2	381.8	13%	350.3	518.2	13%	327.3	448.0	14%
Multi-client	73.0	101.6	3%	104.1	154.0	4%	134.2	183.8	6%
Total marine seismic Acquisition	1,071.6	1,491.8	48%	1,112.7	1,646.1	43%	986.4	1,350.5	41%
Contract	774.4	1,078.1	35%	712.9	1,054.6	27%	531.2	727.3	22%
Multi-client	297.2	413.7	13%	399.8	591.5	16%	455.2	623.2	19%
Processing and imaging	289.6	403.3	13%	270.1	399.5	11%	263.2	360.5	11%
Total services	1,708.4	2,378.5	77%	1,837.3	2,717.8	71%	1,711.1	2,342.8	72%
12 days elimination(1)	—	—		—	—	—	(16.5)	(22.6)	—
Total Services after elimination	1,708.4	2,378.5	77%	1,837.3	2,717.8	71%	1,694.6	2,320.2	71%
Equipment(2)	524.8	730.8	23%	765.2	1,110.3	29%	679.5	930.5	29%
Exchange differences	—	—	—	—	21.7	—	—	—	—

Total	2,233.2	3,109.3	100%	2,602.5	3,849.8	100%	2,374.1	3,250.7	100%

Notes:

(1)	The merger with Veritas took effect on January 12, 2007. The €1,711.1 million figure above is composed of Services segment business line revenues for each of CGG and Veritas from and including January 1, 2007. We have consequently eliminated from this figure Veritas revenues in an amount of €16.5 million attributable to 2007 Veritas revenues between January 1 and January 12, 2007, the effective date of the merger of CGG and Veritas. Because our internal reporting systems did not permit us to identify the CGGVeritas Services segment business lines to which such twelve days of Veritas revenues should be allocated, we have eliminated such twelve days of revenues from such €1,711.1 million figure to arrive at total Services revenues (including Veritas revenue after the merger date) of €1,694.6 million for the financial year ended December 31, 2007.

(2)	The dollar amounts for the equipment segment reflect the management reporting figures. The exchange differences between management reporting in US dollars and consolidated financial statements translated into US dollars are shown in the line “Exchange differences”.

  Revenues by Region (by location of customers)

The following table sets forth our consolidated operating revenues by region in millions of euros or dollars, as the case may be, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2009			2008			2007
	M€	M$	%	M€	M$	%	M€	M$	%

North America	501.5	698.3	22%	725.0	1,072.5	28%	734.6	1,005.8	31%
Central and South Americas	156.8	218.3	7%	203.2	300.7	8%	244.0	334.2	10%
Europe, Africa and Middle East	982.1	1,367.3	44%	1,045.2	1,546.2	40%	767.2	1,050.5	32%
Asia Pacific	592.8	825.4	27%	629.1	930.4	24%	628.3	860.2	27%

Total	2,233.2	3,109.3	100%	2,602.5	3,849.8	100%	2,374.1	3,250.7	100%

Services

The geophysical Services segment is composed of the following activities:

•	land contract: seismic data acquisition for land, transition zones and shallow water on behalf of a specific client;

•	multi-client land: seismic data acquisition for land, transition zones and shallow water licensed to a number of clients on a non-exclusive basis;

•	marine contract: seismic data acquisition marine on behalf of a specific client;

•	multi-client marine: seismic data acquisition marine licensed to a number of clients on a non-exclusive basis; and

•	processing and imaging: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.

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

We are a significant land seismic acquisition contractor worldwide, including in North America, and particularly in difficult terrain. In 2009, we had an average of 17 active land crews performing specialized 3D and 2D seismic surveys. Total land seismic acquisition activities accounted for 16% of our consolidated operating revenues in 2009. Contracts for land seismic acquisition accounted for 13% and land multi-client surveys accounted for 3% of our consolidated operating revenue in 2009.

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

Land seismic crews are equipped with advanced equipment and software used in each stage of the land seismic acquisition process, including: the Sercel 408UL and 428XL seismic data recorders; the Sercel Nomad 65 vibrators, the Sercel VE 432 and VE 464 vibrator electronic control system used to synchronize and verify the emission of acoustical waves by vibrators; DSU3 Sercel digital 3 components sensors; patented high vibroseis technologies such as HPVA and V1 which seek to increase the productivity of a crew; and on-site processing software for acquired data.

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

The difficulty of access to survey sites is a major factor in determining the number of personnel required to carry out a survey and the cost of a survey. A full crew for a land or transition zone survey may range from a total of less than 100 to a few thousand members (principally composed of local employees in the latter case), and the cost of a survey can range from several hundred thousand to several million dollars per month, depending on the size of the team and the type and difficulty of the survey.

We work closely with our clients to plan surveys in accordance with their specifications. This provides us with a competitive advantage in being selected to carry out surveys, whether such surveys are awarded based on competitive bids or directly negotiated agreements with clients. We regularly conduct land seismic acquisition surveys for national and international oil companies.

We have developed partnerships with local industry-related companies in several countries, including Saudi Arabia, other Gulf Cooperation Council (GCC) countries and Indonesia. We contribute our international expertise, technical know-how, equipment and experienced key personnel to these partnerships as needed, while local partners provide their logistical resources, equipment and knowledge of the environment and local market.

In Saudi Arabia, our land seismic acquisition activities are conducted through Arabian Geophysical & Surveying Co. (“Argas”), a joint venture owned 49% by us and 51% by TAQA, our local partner. Since June 2006, our other Middle East operations are conducted through Ardiseis, a joint venture owned 51% by us and 49% by TAQA.

Land Multi-Client Library

In 2009, we invested €49 million (US$68 million) in multi-client land seismic surveys, mainly in North America. Total revenues from multi-client land seismic surveys in 2009 were €73 million (US$102 million), a 34% decrease in dollar terms year on year. Multi-client after-sales were €33 million (US$46 million) for 2009 driven by demand in our Canadian and US lower 48 states data library. The pre-financing level was high at 82% and as of December 31, 2009, the net book value of our land multi-client library was €101 million (US$145 million).

  Land Seismic Acquisition Business Development Strategy

Our land seismic acquisition services are geographically and technologically well placed for high-end positioning and further development of local partnerships. We have developed a unique expertise in North America’s arctic regions.

In North America, we believe that the demand for land seismic acquisition services and for technology in particular should remain moderate for contract activities. The strong interest for shale gas plays should however represent an opportunity for the land multi-client production. In other geographical areas, the national oil companies are notably requesting increasingly advanced technologies, either in desert areas with very large channel count crews and high vibroseis productivity, or complex shallow water surveys using Ocean Bottom Cables such as the 4C Sercel SeaRay system. Our strategy for the land acquisition business line is therefore to:

•	focus our presence in certain geographic markets, such as Canada, Alaska, Europe, Africa and the Middle East, where we believe we have a competitive advantage;

•	serve the increasing demand for land seismic acquisition and high-end technology, through the expanded use of our HPVA and V1 wide azimuth technology, following their successful implementation in Oman and Qatar and the introduction of SeisMovie for advanced 4D projects;

•	further reinforce our presence in North America through the introduction of new technology for high resolution acquisition; and

•	continue to promote our expertise in harsh environments, sensitive areas (in terms of environmental or community concerns), shallow water and transition zones, and in management of complex projects where barriers to entry are higher and pricing competition less intense.

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

We operated more than 83% of our high-end 3D fleet on contract in 2009.

Total marine activities accounted for 48% of our consolidated operating revenue in 2009. Marine seismic acquisition contracts accounted for 35% and multi-client marine accounted for 13% of our consolidated operating revenue in 2009.

  Marine Seismic Acquisition Fleet

We operated a combined fleet of 21 vessels at the end of 2009, including fourteen high capacity 3D vessels, four small capacity 3D/2D vessels and three 2D vessels that are to be decommissioned in 2010. With this fleet, we can increase our geographical coverage and minimize unproductive time by reducing vessels’ transit between areas of operation. Each vessel is equipped with geophysical recording instrumentation, digital geophysical streamer cable, cable location and geophysical data location systems, multiple navigation systems, a source control system that controls the synchronization of the energy source, and a firing system that generates the acoustic impulses. Streamer cables contain hydrophones that receive the acoustic impulses reflected by variations in the subsurface strata.

The Alizé, Challenger, Symphony, Viking Vision, Viking, Viking Vantage, Viking Vanquish, Champion, Endeavour and GeoVoyager are each capable of deploying more than ten streamers simultaneously. Most of our high capacity 3D vessels are equipped with Sentinel solid streamers, which offer numerous advantages over fluid-filled streamers, such as the ability to work in rougher seas and to record more desirable frequencies with less noise and less downtime. In 2009, we continued performance upgrades, equipping three vessels, the Alize, Symphony and GeoVoyager, with the Nautilus system making the towed streamers steerable.

Our 2D vessels are used for 2D surveys or, when required, as source vessels for more complex operations, which have higher margins, such as for wide azimuth or complex undershooting surveys.

We own some of our vessels, we co-own one and we use the others pursuant to time charters. This flexibility allows us to adjust our fleet according to market requirements. The 3D vessels we own are the Amadeus and the Symphony. The low capacity 3D/2D vessels we own are the Venturer and the Princess. We co-own the Alizé and charter with a final purchase option the Challenger. The other vessels are chartered without purchase options.

In 2007, we entered into an agreement with Eidesvik Offshore ASA for the supply of two large seismic vessels to be newly built. The two vessels will be of an extremely advanced specification, incorporating many unique features, based on the most recent X-BOW design of Ulstein Design AS, and will be delivered in 2010 and 2011 under 12-year time charter agreements. These two high-capacity, innovative vessels are key components of our strategy of progressive fleet renewal, involving the staged retirement of the former generation of lower capacity vessels in conjunction with the introduction of these new platforms. The new vessels are purpose-designed for the efficient deployment of industry-leading Sercel solid streamer technology and Nautilus steerable streamer capability and configured for spreads of up to 16 long streamers, or 20 shorter streamers for high-density applications.

In 2009, a total of four mid-capacity 3D vessels, the Harmattan, the Föhn, the Orion and the Search, and two low capacity 2D vessels (the Duke and Discoverer 2) were decommissioned as part of our marine capacity adjustment program. Three additional vessels, the Malene, Pacific Titan and Pacific Sword, are scheduled to be decommissioned in 2010.

The following table provides certain information concerning the seismic vessels we currently operate.

		Year of	Year added	Charter	Options		#	Vessel
Vessel	Year built	upgrade	to fleet	expires	to extend(1)	2D/3D	Streamers(2)	Length(m)

Alizé	1999	n/a	1999	Mar. 2014	n/a	3D	14	100
Amadeus	1999	n/a	2001	owned	n/a	3D	8	84
Challenger	2000	2005	2005	owned(3)	n/a	3D	12	91
Pacific Sword	1981	2000	2007	Jul. 2010	1x3	2D	2	58
Pacific Titan	1982	1998	2005	Jun. 2010	n/a	2D	2	65
Princess	1986	2001	2005	owned	n/a	2D	3	76
Symphony	1988	1999	2001	owned	n/a	3D	12	121
Venturer	1986	2007	2005	owned	n/a	3D	4	90
Viking	1998	2006	2007	May 2011	2x5	3D	10	93
Viking II	1999	n/a	2007	May 2013	1x5	3D	8	93
Viking Vanquish	1999	2007	2007	Oct. 2015(4)	2x5	3D	12	93
Viking Vantage	2002	n/a	2007	Apr. 2012	3x2	3D	10	93
Viking Vision	1993	2007	2007	Jun. 2015	2x5	3D	12	105
Voyager	2005	2006	2006	Jun. 2011	1x3	3D	4	68
M/V Malene Ostervold	1965	2007	2009	May 2010	3x1	2D	2	69
M/V Bergen Surveyor	1972	1997	2009	Apr. 2011	5x1	3D	2	66
M/V Geowave Commander	1997	2006	2009	Mar. 2013	10x1	3D	10	85
M/V Geowave Champion	1994	2007	2009	Dec. 2014	10x1	3D	12	107
M/V Geowave Master	2000	2007	2009	Nov. 2013	10x1	3D	12	101
M/V Geowave Voyager	2005	2009	2009	Nov. 2015	10x1	3D	12	83
M/V Geowave Endeavor	2007	n/a	2009	Jul. 2015	5x2	3D	12	92

Notes:

(1)	In years

(2)	Tow points

(3)	On February 9, 2010, we exercised the purchase option on Challenger for NOK250 million

(4)	On March 5, 2010, we extended the charter period until November 2020. Either two five-year-extension options or a purchase option (USD44 million) can be exercised thereafter.

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

Multi-client survey production accounted for 17% of our high-end 3D fleet utilization in 2009. See “Item 3: Key Information — Risk Factors — Risks Related to Our Business — We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.”

The multi-client libraries provide “prospect-ready” 3D or 2D data and therefore accelerate the exploration-production process. We believe that having a high quality and well located multi-client data library is important for our ability to generate cash flow in the future.

In 2009, we expanded the size and the value of our US Gulf of Mexico, Brazilian, and North Sea multi-client dataset by acquiring new blocks in key areas and by imaging the subsurface with our latest processing technology. In particular, we used wide azimuth technology in the deep offshore waters of the Gulf of Mexico for improved sub-salt illumination.

We have also continued to invest in established library projects in the UK, Norway and Kazakhstan. In addition we acquired, processed and reprocessed approximately 20,000 line kilometers of 2D seismic data and 5000 km2 of Gravity Gradiometry data in anticipation of the 10th Gabonese Licensing Round due to open in May 2010. We partnered with the Gabonese government for this venture and sprovide technical support and data for the promotion of the deepwater licensing round. This data has generated significant interest from companies searching for discoveries analogous to the recent Pre Salt discoveries in Brazil

In 2009, we invested US$251 million (€180 million) totally in multi client library acquisition and processing. Total revenues from multi-client marine seismic acquisition were US$414 million (€297 million) in 2009, a 30% decrease in dollar terms from 2008.

The pre-funding level was strong at 104% while well positioned multi-client libraries benefited from increased customer interest. As of December 31, 2009, the net book value of our offshore multi-clients library was US$530 million (€368 million).

In 2009, our wide-azimuth surveys in the Gulf of Mexico continued to receive a very high level of interest from all actors involved in deep water exploration. The acquisition of our Green Canyon wide-azimuth program was completed in February 2009 and our new wide azimuth survey Three Corners commenced in April 2009 and was completed in June 2009. At that point our wide-azimuth coverage stood at 1,547 OCS blocks, equivalent to 35,000 km2. We are currently acquiring a large extension to the Three Corners survey that will give us 1,924 blocks when complete.

In Brazil we are extending our existing Cluster survey in the Santos basin to the south, targeting key pre-salt prospects. The new survey is generating a significant interest in the industry as demonstrated by a coverage ratio of approximately 90% at the end of 2009.

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

Recently, another dimension has been added to seabed seismic data acquisition by trenching cables into the seafloor for permanent reservoir monitoring. An early mover in this area, we offer high-end electrical cables through Sercel and modern fiber optic cables through Optoplan. We believe we are the only company in the industry that can offer a total package of equipment, installation, data collection, processing and reservoir characterization for permanent reservoir monitoring.

  Marine Seismic Acquisition Business Development Strategy

Marine contract

We believe that marine seismic services constitute one of the essential pillars of a firm presence in the seismic sector and therefore want to maintain a strong position especially in the high-end 3D seismic segments in contract and multi-client surveys.

The acquisition of Wavefield strengthened our fleet and operational capacity, adding five high-capacity vessels. Our marine capacity adjustment program initiated in mid-2009 will contribute to rejuvenating the fleet, with the average vessel-age decreasing below 11 years, and to repositioning the fleet in the high -end 3D segment, with the average number of towed streamers per 3D vessels increasing above 11 in 2011.

  Marine multi-client

We intend to take advantage of our recent vintage, well positioned seismic data library. We will actively pursue our investment in wide azimuth programs in the Gulf of Mexico and other established data library areas.

For 2010, our EAME (Europe, Africa and Middle East) Data Library will focus on core areas using advanced technology such as Wide Azimuth acquisition. New surveys are expected to contribute to portfolio renewal and the expansion of existing surveys.

  Processing and Imaging Business Line

  Processing and Imaging

Seismic data processing operations transform seismic data acquired in the field into 2D cross-sections, or 3D images of the earth’s subsurface or 4D time-lapse seismic data using geovation and Hampson-Russell software, our proprietary seismic software, or third party applications. These images are then interpreted by geophysicists and geologists for use by oil and gas companies in evaluating prospective areas, selecting drilling sites and managing producing reservoirs.

We provide seismic data processing and reservoir services through our network of data processing centers and reservoir teams located around the world. We operated 41 worldwide processing and imaging centers, including 12 dedicated client centers at December 31, 2009. Contract revenues from our Processing and Imaging business line accounted for approximately 13% of our consolidated revenues in 2009.

  Data Processing Activity

We process seismic data acquired by our land and marine seismic acquisition crews as well as seismic data acquired by non-affiliated third parties. Wide-Azimuth and high-density acquisition trends in marine and land seismic data have been a significant source of the growth in demand for our data processing services. In addition, we reprocess previously processed data using new techniques to improve the quality of seismic images. Demand for processing and imaging remained relatively strong overall in 2009, driven by rapid market adoption of wide-azimuth, high-density acquisition and the growing demand for our advanced imaging capabilities.

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

We have groups of scientists available to perform advanced geophysical and geological interpretation on a contract basis. These experts work around the world, using third party and our own proprietary software to create subsurface models for our clients and advise them on how best to exploit their reservoirs. Their work is related to exploration as well as production activities. Convergence of CGG and Veritas legacy software technology has been completed and the new system, geovation, is being progressively rolled-out.

Additionally, we license our proprietary Hampson-Russell software to companies desiring to do their own geophysical interpretation.

  Data Processing Business Development Strategy

Our position in data processing and imaging as well as the skills and reputation of our experts and geoscientists make us the industry benchmark in this segment. Our strategy for the Processing and Imaging business line is to enhance our particular competences in advanced technologies such as depth imaging, wide azimuth, 4D processing and reservoir characterization as well as to reinforce our close links with clients through both our open and dedicated centers.

Equipment

We conduct our equipment development and production operations through Sercel and its subsidiaries. We believe Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and marine seismic markets. Sercel is operated as an independent division and makes most of its sales to purchasers other than CGGVeritas. Sercel currently operates five seismic equipment manufacturing facilities, located in Nantes and Saint Gaudens in France, Houston, Singapore and Alfreton in England. In China, Sercel operates through Sercel-JunFeng Geophysical Equipment Co Ltd (“JunFeng”), based in Hebei (China), in which Sercel acquired a 51% equity stake in 2004 and through Xian-Sercel a manufacturing joint venture with BGP, in which Sercel holds a 40% interest. In addition, four sites in Toulouse, Les Ulis, Toulon and Brest (France) are dedicated to borehole tools, marine sources and submarine acoustic instrumentation, respectively.

In 2009, Sercel had revenues of US$858 million (€616 million), a 29% decline in dollar terms from record 2008 levels (€832 million or US$1,209 million). Sercel represented 23% of our consolidated revenue in 2009.

We estimate that the worldwide demand for geophysical equipment declined by around one third in 2009, due to the current overcapacity experienced by geophysical contractors which caused a freeze on capital expenditure programs, and delays in rigging new vessels already in shipyards. Sercel’s market share in the seismic equipment market is estimated at around 65%.

  Sercel Activity

Sercel offers and supports worldwide a complete range of geophysical equipment for seismic data acquisition, including seismic recording equipment, software and seismic sources, and provides its clients with integrated solutions. Sercel’s principal product line is seismic recording equipment, particularly the 400 family of recording systems, the 408UL and the 428XL.

The 428XL was launched on November 2005 as a successor to the 408UL system. We believe that our 400 product series represents the market standard. The 428XL continues the characteristics that made the 408 a success, such as an evolutive architecture and the option of mixing different communication media (cable, radio, micro-wave, laser and fiber-optic) to form a true network allowing the user to define data routing and hence avoid obstacles in the field. In addition, the 428 XL offers enhanced possibilities in high density and multi-component land acquisition and is compatible with 408 field equipment.

Like the 408 system, the 428 system can be used with the digital sensor unit (DSU) featuring three component digital sensors based on MicroElectroMechanicalSystems (MEMS). Sercel enhanced its product range in September 2006 by acquiring Vibration Technology Ltd., a Scottish company specialized in wireless acquisition systems whose Unite technology is now fully integrated in the 428 environment.

Sercel is also a market leader for vibroseismic vehicles and for vibrator electronic systems (VE 464). Sercel’s latest vibrator family, called Nomad, offers high reliability and unique ergonomic features. Nomad is available with either normal tires or a tracked drive system. The track drive system allows Nomad vibrators to operate in terrain not accessible to vehicles with tires. In sand dunes or arctic conditions, this can improve crew productivity. In particular, the Nomad 90 is capable of exerting a peak force 90,000 pounds and is believed to represent the heaviest vibrator on the market.

In the downhole domain, Sercel is offering its latest generation VSP tool, MaxiWave, which was well received by our customers in 2009 following its introduction.

The Seal, our marine seismic data recording system, capitalizes on the 408 architecture and on our many years of experience in streamer manufacturing and is now implementing the latest 428 technological enhancements. The Seal is currently the sole system with integrated electronics. In 2005, Sercel launched the Sentinel solid streamer, a new product in its Seal line that is the outcome of the technological synergies realized in recent acquisitions. We estimate that Sentinel cables are used to equip a majority of new seismic vessels. In November 2006, Sercel launched SeaRay, an ocean bottom cable offered under several configurations for depth of 100 to 500 meters. This cable is based on the 428 family acquisition systems technology and integrates DSU 3 components.

The marine range of products has been further improved with the launch of SeaProNav, a navigation software allowing the real-time positioning for streamers and Nautilus, a totally integrated system for positioning seismic streamers.

In addition to recording systems, Sercel develops and produces a complete range of geophysical equipment for seismic data acquisition and other ancillary geophysical products such as geophones, cables and connectors. Sercel significantly expanded its product range and increased its market share in the seismic equipment industry with the acquisitions of GeoScience Corporation in December 1999 and Mark Product in 2000. In October 2003, Sercel acquired Sodera S.A., a leading provider of air gun sources used mainly in marine seismic data acquisition. In January 2004, Sercel acquired a division of Thales Underwater Systems Pty Ltd. that develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. The acquisition of a 51% stake in JunFeng, based in China, in January 2004 reinforced our manufacturing capabilities for geophone, cables and connectors, as well as our presence on the Chinese seismic market. Both Thales’ seismic equipment business and JunFeng have been consolidated within the CGG group from January 2004. In addition, through the acquisitions of Createch and Orca in 2004, Sercel is continuing its expansion while strengthening its position in two areas with perceived growth potential: sea-floor seismic systems and borehole seismic tools. In September 2006, Sercel acquired Vibration Technology Ltd, a Scottish company specialized in wireless systems. In May, 2008, Sercel acquired Metrolog, specialized in down-hole gauges, and in December 2008, Sercel acquired Quest Geo Solutions, a UK company focusing on navigation software. Early in 2009, Sercel acquired Optoplan, the Norwegian subsidiary of Wavefield specialized in permanent seabed recording systems using fiber optic technology.

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

Seasonality

Our land activity has increased in North America in the first quarter due to the Alaskan and Canadian winter season but significantly decreases thereafter. In marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during that period.

We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Intellectual Property

We continually seek the most effective and appropriate protection for our products, processes and software and, as a general rule, will file for patent, copyright or other statutory protection whenever possible. Our patents, trademarks, service marks, copyrights, licenses and technical information collectively represent a material asset to our business. However, no single patent, trademark, copyright, license or piece of technical information is of material importance to our business when taken as a whole. As of December 31, 2009, we held or had applied for 205 patents in respect of different products and processes worldwide, including the Optoplan patents acquired with Wavefield. These patents last up to 20 years, depending upon the date filed and the duration of protection granted by each country.

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

  Land

The land seismic market is extremely fragmented and characterized by intense price competition. The entrance on the international market of a significant number of formerly national competitors has driven down prices in this sector and decreased the market share of incumbents. In addition, certain very active services markets, such as China and Russia, are not practically accessible to international services providers like us. In addition to CGGVeritas, the other significant service providers in the land seismic market are Western Geco, BGP, and Geokinetics, with its recent purchase of PGS onshore. We believe that technology, quality of services and price are the principal bases of competition in this market, as well as relationships with local service providers, which are important, as is experience in unusual terrain. Volume in the land seismic market decreased by more than 20% in 2009, with a negative impact on market prices.

  Marine

The offshore sector has four leading participants: Western Geco, PGS, Fugro and CGGVeritas. From 1999 to mid-2004, the offshore market experienced excess supply, which put downward pressure on prices. Because of the high fixed costs in this sector, excess supply was not reduced by operators but rather channeled into multi-client libraries. With supply flat since 2003, however, and demand increasing gradually until mid-2004 and more rapidly thereafter, prices recovered significantly in this market. The market upturn was confirmed in the second half of 2004 with a continuous increase of exclusive volumes and sales from the multi-client existing libraries. We estimated the number of large 3D vessels (six or more streamers) at 58 vessels at the end of 2008, down to 52 at the end of 2009, with planned capacity increase in 2010. We believe that following the decline in oil prices in the second half of 2008 and 2009, demand in seismic services has significantly decreased, which, together with the increase in the global fleet, has led to over-capacity in the offshore acquisition market and consequent downward pressure on prices. We have implemented capacity reductions, as have certain of our major competitors. See “— Our Strategy — Actively respond to current market conditions” for certain steps that we are taking to address current market conditions.

  Processing

The processing sector is led by CGGVeritas and Western Geco. This market is characterized by greater client loyalty than the acquisition sector, as evidenced by the presence of processing centers on client premises. Processing capacity has multiplied in recent years as a result of improvements in computing technology. This increase in computing power has allowed improved processing and the use of more complex and accurate algorithms. We estimate that the processing market was down 15% in 2009.

  Equipment

Our principal competitor for the manufacture of seismic survey equipment is Ion Geophysical Inc. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market, as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customer support services. The volume of sales in the seismic equipment market decreased by around one third in 2009, with similar decreases in marine and in land equipment segments.

Organizational Structure

We are the parent company of the CGGVeritas group. Our principal subsidiaries are as follows:

	Jurisdiction of		% of
Subsidiary	Organization	Head office	interest

Sercel S.A.	France	Carquefou, France	100.0
CGGVeritas Services SA	France	Massy, France	100.0
CGGVeritas Services Holding B.V	Netherlands	Amsterdam, Netherlands	100.0
Wavefield Inseis ASA	Norway	Bergen, Norway	100.0
CGG Marine Resources Norge A/S	Norway	Hovik, Norway	100.0
CGGVeritas Services (Norway) AS	Norway	Oslo, Norway	100.0
CGG Americas, Inc.	United States	Houston, Texas, United States	100.0
Sercel Inc.	United States	Tulsa, Oklahoma, United States	100.0
CGGVeritas Services Holding (U.S.) Inc.	United States	Delaware, United States	100.0
CGGVeritas Services de Mexico	Mexico	Mexico City, Mexico	100.0
CGG do Brasil Participaçoes Ltda.	Brazil	Rio de Janeiro, Brazil	100.0
CGGVeritas Services UK Ltd	UK	Crawley, UK	100.0
CGGVeritas Services (Singapore) Pte. Ltd.	Singapore	Singapore	100.0
Ardiseis	Dubai	Dubai	51.0

In 2009, to streamline operations and realize other benefits, we continued reorganizing our Services segment by moving several of our subsidiaries, including CGG Australia, Veritas DGC Australia, CGGVeritas Services India, CGGVeritas Services Malaysia Sdn. Bhd., CGGVeritas Services de Mexico SA de C.V., Veritas Geophysical Asia Pacific (Singapore), and 94.35% of CGGVeritas Services Holding UK B.V. to CGGVeritas Services Holding B.V., a newly-formed subsidiary organized under the laws of the Netherlands.

Property, Plant and Equipment

The following table sets forth certain information relating to the principal properties of CGGVeritas group :

				Lease
			Owned/	expiration
Location	Type of facilities	Size (m2)	Leased	date

Paris, France	Headquarters of CGGVeritas SA	1,655	Leased	2016
Massy, France	Headquarters of CGGVeritas Services SA	9,174	Owned	N/A
Massy, France	Data processing centre	7,371	Owned	N/A
Redhill, England	Administrative offices and Operations Computer Hub	2,095	Leased	2028
Crawley, England	Manor Place Offices of CGGVeritas Services UK Ltd. and Data processing center	1,860	Leased	2010
Crawley, England	Crompton Way Offices of CGGVeritas Services UK Ltd. and Data processing center	7,570	Leased	2028
Olso, Norway	Data processing center CGG Services Norge (branch) and Offices of CGG Marine Resources Norge AS	2,379	Leased	2013
Bergen, Norway	Offices for CGGVeritas Services (Norway) AS, Wavefield Inseis AS, Exploration Vessel Resources, Exploration Investment Resources II AS and Multifield Geophysics AS	7,648	Leased	2019
Kuala Lumpur, Kuching, Malaysia	Offices of Geophysical Services and Data processing center	1,924	Leased	2010/2011
Mumbai, India	Offices and Data processing center	921	Leased	2011
Singapore	Offices of CGGVeritas Services (Singapore) Pte. Ltd. and Data processing center	4,996	Leased	2019
Indonesia	Offices of PT Veritas Mega Pratama	657	Leased	2011
China	Office of CGGVeritas Technology Services, Beijing Co, Ltd	533	Leased	2010
Perth, Australia	Offices of CGGVeritas Services (Australia) Pty Ltd	1,580	Leased	2014
Calgary, Canada	Offices of CGGVeritas Services (Canada) Partnership and Hampson Russell Ltd Partnership	9,273	Leased	2015
Calgary, Canada	Land Operation (Canada) offices	3,995	Leased	2014
Rio de Janeiro, Brazil	Offices of CGG Do Brazil	1,521	Leased	2010-2013
	Data Processing Center
Houston, Texas, USA	Principal executive offices of CGGVeritas Services (US) Inc	29,536	Leased	2020
Villahermosa, Mexico	Offices of CGGVeritas Services de Mexico	1,200	Leased	2010 / 2012
Caracas, Venezuela	Administrative offices	315	Leased	2013
Caracas, Venezuela	Processing activities	1,394	Leased	2010
Cairo, Egypt	Data processing center	2,653	Owned	N/A
Lagos, Nigeria	Registered office of CGG (Nigeria) Ltd and non registered	800	Leased	2010
	Office of Veritas Geophysical (Nigeria) Ltd
Geneva, Switzerland	CGGVeritas International Head Office	606	Leased	2017
Moscow, Russia	CGGVostok Head Office & Computer Room	400	Leased	2010
Luanda, Angola	CGG Explo Branch office	220	Leased	2010
Carquefou, France	Sercel factory. Activities include research and development relating to, and manufacture of, seismic data recording equipment	24,205	Owned	N/A
Saint Gaudens, France	Sercel factory. Activities include research and development relating to, and manufacture of, geophysical cables, mechanical equipment and borehole seismic tools	21,870	Owned	N/A
Houston, Texas, U.S.A.	Offices and manufacturing premises of Sercel	24,154	Owned	N/A
Xu Shui, China	Activities include research and development relating to, and manufacture of, geophones	59,247	Owned	N/A

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

On October 20, 2006, a complaint was filed by ION against our subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleged that several of Sercel Inc.’s seismic data acquisition products that include micro electromechanical systems (MEMS) infringe a U.S. patent allegedly owned by ION. On January 29, 2010, a jury found that Sercel Inc. infringed United States Patent No. 5,852,242 and that ION was entitled to U.S.$25.2 million in lost profits. Sercel Inc. will ask the court to overturn the jury’s finding on several grounds, including ION’s failure to prove by a preponderance of the evidence that the patent was infringed by Sercel Inc. and the invalidity of the patent due to ION’s failure to disclose in the patent the best way of making the invention. The court has asked the parties to brief these issues by April 2010, and we do not expect any further action from the court until this briefing is completed. The court had previously found the product claims in respect of the patent to be invalid, and there was no infringement in respect of one of the claims for a method of manufacturing.

Sercel is confident that the products do not infringe any valid claims of the patent at in question. We do not believe this litigation could have a material adverse effect on our financial position or profitability. Accordingly, no provision was recorded in the consolidated financial statements, except for the fees related to preparing the defense.

On July 7, 2008, we brought suit against Arrow Seismic ASA in order to seek compensation for the loss we suffered (approximately U.S.$70 million at the date of the claim) following Arrow Seismic ASA’s withdrawal from negotiations for the construction of a 3D seismic vessel. The negotiations were terminated after Arrow Seismic ASA was acquired by PGS. Discussions between us and Arrow Seismic ASA were at such an advanced stage that, in the Group’s view, the parties were contractually committed. A judgment was rendered on April 8, 2009 in favor of Arrow Seismic ASA. We have decided not to appeal.

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

Our geophysical Services segment comprises:

•	land contract: seismic data acquisition for land, transition zones and shallow water on behalf of a specific client;

•	multi-client land: seismic data acquisition licensed to a number of clients on a non-exclusive basis;

•	marine contract: seismic data acquisition marine undertaken by us on behalf of a specific client;

•	multi-client marine: seismic data acquisition licensed to a number of clients on a non-exclusive basis; and

•	processing and imaging: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.

Our geophysical Equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

Operating Results

The following operating and financial review and prospects should be read in conjunction with our consolidated annual financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and as adopted by the European Union on December 31, 2009.

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

As certain trends in our business may be obscured by currency fluctuations, we have converted certain euro amounts in this Operating and Financial Review and Prospects into U.S. dollars. Converted figures are presented only to assist the reader in understanding our results and are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated results. See “Trend Information — Currency Fluctuations” below.

Unless otherwise indicated, balance sheet data expressed in U.S. dollars have been converted from euros at the exchange rate on the relevant balance sheet date, and income statement data in U.S. dollars have been converted from euros at the average exchange rate for the relevant year. The exchange rates as of December 31, 2007, 2008 and 2009 were U.S.$1.4721, U.S.$1.3917 and U.S.$1.4401, respectively, per euro, and the average exchange rates for the years 2007, 2008 and 2009 were U.S.$1.3692, U.S.$1.4793 and U.S.$1.3923, respectively, per euro.

  Geophysical Market Environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. In the fourth quarter of 2009, we recognized an impairment loss on goodwill of €216 million on our marine business line as a result of market conditions.

See “Item 4: Information on the Company — Industry Conditions” for a discussion of developments in the geophysical Industry.

  Acquisitions and disposals

Acquisitions and disposals have had a significant impact on our year-on-year revenues. Recent acquisitions and disposals have included:

  During 2009

•	Cybernetix

On January 8, 2009, Cybernetix conducted a €4 million share capital increase that was entirely subscribed by Sercel Holding, bringing its stake to a total of 749,480 shares, representing 46.10% of Cybernetix’s share capital and 43.07% of its voting rights. The French financial markets regulator (Autorité des Marchés Financiers) exempted Sercel Holding from the requirement to conduct a tender offer for all shares when its holding exceeded 33.33%. The consideration for the share capital increase was €2 million in cash and the incorporation of a €2 million cash advance granted by Sercel Holding to Cybernetix in November 2008. Following disposals in 2009, Sercel

Holding owns 44.56% of Cybernetix’s share capital and 42.98% of its voting rights as of December 31, 2009. Cybernetix is accounted for under the equity method in our financial statements as we do not have the control.

•	Norfield AS

Pursuant to the general meeting of Norfield AS’s shareholders held on May 19, 2009, Wavefield subscribed to a capital increase in Norfield for approximately €3.6 million (US$5 million) by capitalizing an outstanding long-term loan owed to it by Norfield. The capital increase was pro rata to the shareholders’ existing interests in Norfield. As a result, Wavefield’s interest in Norfield remained unchanged at 33%.

•	Multifield

On May 29, 2009, Statoil Hydro Venture AS exercised its put option with our subsidiary Wavefield with respect to a 37% stake in Multifield for €2.9 million (NOK26 million). As a result, our shareholding in Multifield increased to 80.97%. Multifield is fully consolidated in our financial statements since June 30, 2009.

•	Eidesvik Seismic Vessel AS

On December 10, 2009, Exploration Investment Resources II AS, a wholly-owned subsidiary of CGGVeritas, set up a joint venture with Eidesvik Shipping AS in order to share ownership of the two X-BOW vessels that are currently under construction. As of December 31, 2009, the Group’s interest in the joint venture, Eidesvik Seismic Vessel AS is 49%. This company is accounted for under the equity method in our financial statements as of December 31, 2009.

  During 2008

•	Metrolog

On May 26, 2008, Sercel acquired Metrolog, a privately held company, for €25.7 million paid in cash (including legal fees). Metrolog is a leading provider of high-pressure, high-temperature gauges and other downhole instruments to the oil and gas industry. The purchase price allocation resulted in a goodwill of €14.3 million.

•	Ardiseis

On June 25, 2008, in conjunction with the Oman business transfer from Veritas DGC Ltd to Ardiseis, we subscribed to the increase of 805 shares in the capital of our subsidiary Ardiseis, and sold 407 Ardiseis shares to Industrialization & Energy Services Company (TAQA) for a total consideration of U.S.$11.8 million. At the end of this transaction our interest in Ardiseis remained unchanged at 51%.

•	CGGVeritas Holding BV

On October 20, 2008, CGGVeritas Services Holding BV was incorporated in the Netherlands. This allows us to benefit from a structure comparable to similar-sized international industrial groups, within a tax and legal environment better suited to our business needs. With the creation of CGGVeritas Services Holding B.V., all Services operations are conducted under a unified structure at the level of this new entity by the Services management team, which also oversees CGGVeritas Services SA.

•	Wavefield-Inseis

On November 25, 2008, we launched a voluntary exchange offer to acquire 100% of the share capital of Wavefield-Inseis ASA (“Wavefield”). We offered Wavefield shareholders one newly issued CGGVeritas share for every seven Wavefield shares. A total of 90,480,237 shares were tendered in the offer, representing 69.9% of the share capital of Wavefield. In consideration of the Wavefield shares tendered to the offer, we issued 12,925,749 new shares on December 18, 2008. The fair value of those issued shares amounted to €139.0 million.

On December 30, 2008, we launched a mandatory public offer for the remaining 38,903,024 outstanding shares (i.e, 30.1% of the share capital) as well as for the 2,892,875 shares that could result from the exercise of stock options. The offer price calculated in accordance with the provisions of Chapter VI of the Norwegian Securities Trading Act amounted to NOK 15.17 per share to be paid in cash. At the end of this mandatory offer period, which expired on January 27, 2009, we acquired 37,043,013 additional shares for a total of 98.6% of Wavefield’s share capital. We then launched a squeeze-out process for the remaining outstanding shares of Wavefield at a price of NOK 15.17 per share to be paid in cash. In February 2009, we acquired Wavefield’s remaining shares for €62 million, which was paid after the objection period expired. As a result, the minority interests on our balance sheet at December 31, 2008, recognized as a financial debt of €62 million due to our obligation to conduct a mandatory public offer, have been cancelled.

As of February 13, 2009, we owned 100% of Wavefield’s share capital. Wavefield was de-listed from the Oslo Bors on February 16, 2009. The preliminary goodwill determined as of December 31, 2008 has been revised upwards by an additional €87.7 million, resulting in a total goodwill related to the acquisition of €96.3 million as of December 31, 2009. The principal adjustments were related to fixed assets and unfavorable time charters. The total consideration for the acquisition in our financial statements, including the remaining 30.1% acquired in February 2009, was €207.1 million (US$288.2 million).

Total direct transaction costs related to the acquisition (including advisory fees and legal fees) amounted to €5.9 million and were recognized as part of the cost of the acquisition.

•	Quest Geo Solutions

On December 12, 2008, Sercel acquired Quest Geo Solutions Ltd (“Quest”), a UK-based company, for a price of €5.1 million (GBP3 million, with an additional GBP1 million that will be paid in 2011 provided a certain level of revenues is achieved). Quest is specialized in navigation software for the seismic industry and was already cooperating with Sercel with respect to its SeaProNav products at the date of the acquisition. The purchase price allocation resulted in goodwill of €2.8 million.

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

Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007):

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

See “— Liquidity and Capital Resources — Financing Arrangements”

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

On July 17, 2007, we entered into strategic joint operating agreement with Offshore Hydrocarbon Mapping plc (“OHM”) under which both companies will work together to develop Controlled Source ElectroMagnetic imaging activities (CSEM) and on seismic and CSEM integration opportunities. On August 21, 2007, subsequent to the approval by the shareholders of OHM, we acquired 6,395,571 shares of OHM at a price of 240 GBP pence per share. On October 19, 2007, we acquired an additional 80,695 shares at a price of 240 GBP pence per share. We thus paid in total €22.9 million for 14.99% of OHM’s issued share capital. In 2008, we recognized an impairment loss of €22.6 million on this investment.

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

Our backlog for our Services and Equipment segments, as of February 1, 2010 was U.S.$1.56 billion.

Critical Accounting Policies and Estimates

Our significant accounting policies, which we have applied consistently, are fully described in note 1 to our consolidated financial statements included elsewhere in this document. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations, and these are described below.

In applying our accounting policies, management makes estimates, assumptions and judgment about uncertain matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ materially from those estimates under different assumptions or conditions.

Our significant estimates relate mainly to the expected cash-flows used to measure the recoverability of certain intangible assets such as deferred tax assets, our multi-client data library and goodwill and to determine the amortization rate of our multi-client surveys. To calculate the recoverable amount of our goodwill, we use estimates that are based on our outlook for the seismic industry, as well as the expected cash flows in our three-year plan and what we consider to be normative cash flows for the years thereafter. In 2009, our outlook for the seismic industry assumed a recovery starting progressively in the second half of 2010. See note 11 to our consolidated financial statements included elsewhere in this document for the key assumptions used in our determination of asset recoverability and the sensitivity in changes in assumptions. Changed assumptions, in particular the discount rate and the normative cash flow, could significantly affect our impairment result.

  Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with a transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage of completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.

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

We recognize pre-commitments as revenue when production has begun based on the physical progress of the project.

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

The billings and the costs related to the transits of seismic vessels at the beginning of the survey are deferred and recognized over the contractual production period by reference to the technical stage of completion.

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

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical sales services

Revenues from our other geophysical sales services are recognized as the services are performed and, when related to long-term contracts, using the performance method of recognizing income.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

IFRIC 13 “Loyalty Programs” issued by the IASB in June 2007 has been applied from December 31, 2008 with the accumulated impact, net of tax, on previous periods recorded in equity as of December 31, 2008. The impact was not material.

  Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each balance sheet date at the relevant level (independent surveys or groups of surveys).

We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.

In this respect, we use five amortization rates 50%, 65%, 75%, 80% or 83.3% of revenues depending on the category of the surveys. Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on historical patterns. The 65% amortization rate is applied to the surveys acquired as a result of our acquisition of Veritas.

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

Goodwill, assets that have an indefinite useful life and intangible assets are allocated to cash generating units. We estimate the recoverable amount of these cash generating units at each balance sheet closing date.

We determine the recoverable amounts by estimating future cash flows expected from the assets or from the cash generating units, discounted to their present value using a discount rate that reflects the expected return on invested capital given the characteristics and the risks attached to the asset.

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

Year ended December 31, 2009 compared with year ended December 31, 2008

  Operating revenues

The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Year ended December 31,
	2009			2008
	€	U.S.$(1)%		€	U.S.$(1)%
	(in millions of euros, except percentages)

Land	347.2	483.4	16%	454.4	672.2	18%
Marine	1,071.6	1,491.8	48%	1,112.7	1,646.1	43%
Processing and Imaging	289.6	403.3	13%	270.2	399.5	10%
Total Services	1,708.4	2,378.5	77%	1,837.3	2,717.8	71%
Equipment(2)	524.8	730.8	23%	765.2	1,110.3	29%
Elimination and adjustments					21.7

Total	2,233.2	3,109.3	100%	2,602.5	3,849.8	100%

Notes:

(1)	Dollar amounts for 2009 represent euro amounts converted at the average exchange rates of U.S.$1.3922, U.S.$1.3924 and U.S.$1.3923 per € for the Services segment, the Equipment segment and the consolidated financial statements, respectively. Dollar amounts for 2008 represent euro amounts converted at the average exchange rate of U.S.$1.479 per €, except for the Equipment segment.

(2)	Dollar amounts for the Equipment segment reflect the management reporting figures in 2008. The exchange differences between management reporting in U.S.$ and consolidated financial statements converted into U.S.$ are included in the line “Elimination and adjustments”.

Our consolidated operating revenues for the year ended December 31, 2009 decreased 14% to €2,233.2 million from €2,602.5 million for 2008. Expressed in U.S. dollars, our consolidated operating revenues decreased 19% to U.S.$3,109.3 million for the year ended December 31, 2009 from U.S.$3,849.8 million for 2008. This decrease was mainly due to the decline in demand in our Equipment segment while our Services segment benefited from the change of consolidation scope with the acquisition of Wavefield in December 2008.

Services

Operating revenues for our Services segment decreased 7% to €1,708.4 million for the year ended December 31, 2009 from €1,837.3 million for 2008 and decreased 12% in U.S. dollar terms. This decrease, due to weak market conditions, was offset in part by the addition of Wavefield to the marine business line, continued robust processing performance and strong multi-client sales in the last three months of 2009.

We began implementation of our vessel capacity reduction and high-end fleet refocusing plan with the decommissioning in 2009 of six seismic vessels including four mid-capacity 3D vessels (Harmattan, Fohn, Orion and Search) and two 2D vessels (Duke and Discoverer II), with three additional vessels to be decommissioned in 2010.

     Marine

Operating revenues from our Marine business line for the year ended December 31, 2009 decreased 4% to €1,071.6 million from €1,112.7 million for 2008 and decreased 9% in U.S. dollar terms as a result of reduced market demand.

Contract revenues increased 9% to €774.4 million for the year ended December 31, 2009 from €712.9 million for 2008 and increased 2% in U.S. dollar terms with the addition of the Wavefield fleet. In 2009, our vessel availability rate was 89%, including a 4% impact related to standby between contracts, and our production rate was 89%. Contract revenues accounted for 72% of marine revenues for the year ended December 31, 2009 compared to 64% for 2008.

Multi-client marine data library revenues decreased 26% to €297.2 million for the year ended December 31, 2009 from €399.8 million for 2008 and decreased 30% in U.S. dollar terms as multi-client expenditures were reduced by 37%. Prefunding was €188.1 million for the year ended December 31, 2009 with a high prefunding rate of 104% reflecting the strong interest for our Brazil Santos Cluster extension program and our Gulf of Mexico wide-azimuth surveys compared to €276.9 million for 2008. After-sales decreased 11% to €109.2 million for the year ended December 31, 2009 from €122.9 million for the year ended December 31, 2008. In U.S. dollar terms, the decrease was 16%.

     Land

Operating revenues from our Land business line decreased 24% to €347.2 million for the year ended December 31, 2009 from €454.4 million for 2008 and decreased 28% in U.S. dollar terms.

Contract revenues decreased 22% to €274.2 million in the year ended December 31, 2009 from €350.3 million for 2008 and decreased 26% in U.S. dollar terms, mainly due to low gas prices in the North American market. We operated on average 12 crews worldwide in 2009 compared to 22 crews in 2008, including Argas crews in Saudi Arabia. Contract revenues accounted for 79% of land revenues for the year ended December 31, 2009 compared to 77% for 2008.

Multi-client land data library revenues decreased 30% to €73.0 million for the year ended December 31, 2009 from €104.1 million for the comparable period of 2008 and decreased 34% in U.S. dollar terms. Prefunding was €40.0 million with a prefunding rate of 82% for the year ended December 31, 2009 compared to €41.0 million for 2008. After-sales were €33.0 million for the year ended December 31, 2009 compared to €62.9 million for 2008. Both prefunding and after-sales were affected by low activity in North America as a result of reduced expenditures by oil and gas companies due to low gas prices.

     Processing and Imaging

Operating revenues from our Processing and Imaging business line increased 7% to €289.6 million for the year ended December 31, 2009 from €270.2 million for 2008 and increased 1% in U.S. dollar terms as the performance and demand for our high-end depth imaging technologies continued to grow especially for Gulf of Mexico sub-salt depth imaging and multi-component processing.

     Equipment

Operating revenues for our Equipment segment decreased 26% to €616.2 million for the year ended December 31, 2009 from €832.1 million for 2008. In U.S. dollar terms, revenues decreased 29% to U.S.$858.0 million for the year ended December 31, 2009 from U.S.$1,209.1 million for 2008.

Operating revenues, excluding intra-group sales, decreased 31% to €524.8 million from €765.2 million for 2008 and decreased 34% in U.S. dollar terms. Demand for marine equipment was down as industry future fleet plans were scaled back.

  Operating Expenses

Cost of operations, including depreciation and amortization, decreased 1% to €1,710.5 million for the year ended December 31, 2009 from €1,722.5 million for 2008 due to the decommissioning of six of our seismic vessels during the second half of 2009, although this was offset in part by the changed scope of consolidation with the acquisition of Wavefield and a higher U.S.$/€ exchange rate. As a percentage of operating revenues, cost of operations increased to 77% for the year ended December 31, 2009 from 66% for 2008. Gross profit decreased 40% to €530.2 million for the year ended December 31, 2009 from €881.7 million for 2008, representing 24% and 34% of operating revenues, respectively.

Research and development expenditures, net of government grants, increased 42% to €62.1 million for the year ended December 31, 2009 from €43.8 for 2008, representing approximately 3% and 2% of operating revenues for 2009 and 2008, respectively. This increase was mainly attributable to the change in the scope of consolidation, with the addition of Wavefield, and to increased research and development expenditures by our Equipment segment.

Selling, general and administrative expenses, before share-based compensation, were stable at €232.6 million for the year ended December 31, 2009 compared to €232.3 million for 2008. Share based compensation expenses decreased to €10.7 million for the year ended December 31, 2009 from €23.8 million for 2008, notably due to the 2008 performance share plan for which performance conditions were not met.

As a percentage of operating revenues, selling, general and administrative costs increased to 11% for the year ended December 31, 2009 compared to 10% for the year ended December 31, 2008.

Other expenses amounted to €167.8 million for the year ended December 31, 2009 compared to €36.4 million for the year ended December 31, 2008 due to the implementation of our marine restructuring plan. As the seismic market became increasingly challenging in low-end marine, we repositioned our fleet to the high-end 10+ streamer vessel segment, leading to the decommissioning of nine seismic vessels, of which six were decommissioned in 2009 and three are scheduled for 2010, and a redundancy plan involving more than 300 persons. Total costs for the marine restructuring plan amounted to approximately €102 million (U.S.$144 million).

The fleet restructuring plan and recent changes in the seismic market led to the write-off of certain intangible assets. We recognized an impairment loss of goodwill of €216 million (U.S.$300 million) on our marine cash generating unit, and an impairment loss of €64 million (U.S.$89 million) of the legacy Veritas multi-client surveys acquired before 2007 presented in “Other expenses”.

Other expenses in 2008 included primarily an impairment loss of €22.6 million on our investment in OHM and the unfavorable impact of €9.3 million on hedging activity.

  Operating Income (Loss)

Our operating loss amounted to €160.6 million for the year ended December 31, 2009 compared to an operating income of €540.6 million for 2008 as a result of the factors described above. Before restructuring costs and impairment losses, operating income for 2009 was approximately €221 million (U.S.$309 million).

Operating loss from our Services segment was €258.8 million for the year ended December 31, 2009 compared to an operating income of €353.0 million for the year ended December 31, 2008. In U.S. dollar terms, operating loss was U.S.$360.3 million for 2009 compared to an operating income of U.S.$522.2 million for 2008. Before restructuring costs and impairment losses, operating income for 2009 was approximately €122 million (U.S.$173 million).

Operating income from our Equipment segment decreased 50% to €133.8 million for the year ended December 31, 2009 from €268.1 million for 2008. In U.S. dollar terms, operating income decreased 52% to U.S.$186.3 million from U.S.$386.4 million.

  Financial Income and Expenses

Cost of net financial debt increased 26% to €105.2 million for the year ended December 31, 2009 compared to €83.8 million for 2008. This increase was mainly due to (i) the issuance on June 9, 2009 of U.S.$350 million principal amount of 9 1/2% senior notes due 2016, which was partially offset by the early repayment of US$310 million of our term loan B, (ii) the change of scope of consolidation with the acquisition of Wavefield in December 2008 and (iii) less financial income generated by cash deposits.

Other financial loss was €11.2 million for the year ended December 31, 2009 compared to €11.5 million for 2008.

  Equity in Income (Losses) of Affiliates

Income from investments accounted for under the equity method increased to €8.3 million for the year ended December 31, 2009 from €3.0 million for the year ended December 31, 2008 mainly due to our share in the income of Argas, our joint venture in Saudi Arabia.

  Income Taxes

Tax credits amounted to €9.8 million for the year ended December 31, 2009 compared to income taxes of €108.3 million for 2008. The effective tax rate, before impairment of goodwill, restructuring costs and other non-recurring items was 36% and 24% for the years ended December 31, 2009 and 2008, respectively.

  Net Income (Loss)

Net loss was €258.9 million for the year ended December 31, 2009 compared to €340.0 million for 2008 as a result of the factors discussed above.

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

Our consolidated operating revenues for the year ended December 31, 2008 increased 10% to €2,602.5 million from €2,374.1 million for 2007. Expressed in U.S. dollars, our consolidated operating revenues increased 18% to U.S.$3,849.8 million for the year ended December 31, 2008 from U.S.$3,250.7 million for 2007. This growth was driven mainly by our Equipment segment and marine performance. The euro and dollar figures for the year ended December 31, 2007 are after elimination of U.S.$22.6 million in 2007 Veritas revenues between January 1 and January 12, 2007, the effective date of the merger of CGG and Veritas.

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

Multi-client marine data library revenues decreased 12% to €399.8 million for the year ended December 31, 2008 from €455.2 million for 2007 and decreased 5% in U.S. dollar terms. Four vessels were active in the Gulf of Mexico and the North Sea in our core areas. Prefunding was €276.9 million for the year ended December 31, 2008 with a prefunding rate of 96% driven by sales of our wide-azimuth programs compared to €230.2 million for 2007. After-sales decreased 45% to €122.9 million for the year ended December 31, 2008 from €225.0 million for the year ended December 31, 2007.

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

Other expenses amounted to €36.4 million for the year ended December 31, 2008 compared to other revenues of €18.4 million for the year ended December 31, 2007 primarily due to an impairment loss of €22.6 million recognized on our investment in OHM, the unfavorable impact of €9.3 million on hedging activity and restructuring reserves of €3.3 million for the shut down of Sercel Australia site. The costs incurred and assets scrapped due to the loss of propulsion incident on the Symphony in April, 2008, were entirely offset by an insurance indemnity of €13 million.

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

Operating income from our Services segment increased 16% to €353.0 million for the year ended December 31, 2008 from €304.9 million for 2007 (and increased 25% in U.S. dollar terms to U.S.$522.2 million from U.S.$417.5 million).

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

  Income Taxes

Income taxes decreased 16% to €108.3 million for the year ended December 31, 2008 from €129.4 million for the comparable period of 2007. The effective tax rate was 24% and 35% for the years ended December 31, 2008 and 2007 respectively.

Before deferred tax on currency translation, the effective tax rate was 23% and 37% for the years ended December 31, 2008 and 2007, respectively. This decrease was mainly due to the French tax credit generated from the internal disposals of investments performed as part of the Services segment legal reorganization.

  Net Income (Loss)

Net income increased 36% to €340.0 million for the year ended December 31, 2008 from €249.6 million for 2007 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as Veritas in 2007 and Wavefield in 2008).

We intend to fund our liquidity needs through cash generated by operations, senior notes and borrowings under our U.S. and French facilities. Our senior facilities consist of a term loan B facility (U.S.$520 million outstanding as of December 31, 2009) maturing January 2014 and a U.S.$140 million U.S. revolving facility (US$24 million drawn as of December 31, 2009) maturing January 2012. The French revolving facility consists of a U.S.$200 million senior secured revolving facility (€35 million drawn as of December 31, 2009) maturing January 2012.

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

We benefit from an outlook rating from Standard & Poor’s that assesses the potential evolution (positive or negative) of our credit rating over time. In order to assign an outlook rating, rating agencies take into account the economic and operational evolution of the company and its industry. Our ratings at the date of this annual report are as follows:

•	Standard & Poor’s has given us a corporate rating of BB and a rating of BB+ for the senior facilities and the French revolver and BB for the Senior Notes;

•	Moody’s has given us a corporate rating of Ba2, and a rating of Ba1 for the senior facilities and the French revolver and Ba3 for the Senior Notes.

These ratings remained stable over 2009. However, since June 1, 2009, Standard and Poor’s has revised its outlook rating to negative on a long term basis. A downgrade of our credit ratings could reduce our ability to access credit markets on attractive terms or at all in the future. A security rating is not a recommendation to buy, sell or hold securities, and ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

  Cash Flows

  Operating Activities

For the year ended December 31, 2009, our net cash provided by operating activities, before changes in working capital, was €600.6 million compared to €920.3 million for 2008 and €845.8 million for 2007. This decrease was attributable to the operating income.

Changes in working capital for the year ended December 31, 2009 had a positive impact of €16.2 million mainly due to accounts receivable, compared to a negative impact of €34.7 million for 2008 and €198.5 million in 2007.

  Investing Activities

During the year ended December 31, 2009, net cash used in investing activities was €479.7 million compared with €503.5 million for 2008 and €1,573.1 million for 2007.

During the year ended December 31, 2009, capital expenditures amounted to €170.1 million compared to €155.4 million and €230.5 million for the years ended December 31, 2008 and 2007, respectively. In 2009, we equipped Geowave Voyager, delivered in January 2009, with Sentinel streamers. We also equipped some of our seismic vessels with the Sercel Nautilus positioning device and our shallow water crews were equipped with SeaRay systems. In 2008, we upgraded our seismic vessel Alizé with a fourteen solid streamer configuration and we had land recording system expenditures. In 2007, capital expenditures were primarily due to the upgrade of two of our 2D seismic vessels to 3D, the upgrade of the Geo Challenger to twelve streamers and the equipment of land crews.

We invested €229.3 million in our multi-client library during the year ended December 31, 2009, primarily for Gulf of Mexico with the Wide Azimuth programs and Brazil. We invested €343.4 million in our multi-client library during the year ended December 31, 2008, primarily for Gulf of Mexico, and €371.4 million during the year ended December 31, 2007. As of December 31, 2009, the net book value of our multi-client data library was €469.1 million compared to €535.6 million at December 31, 2008 and €435.4 million at December 31, 2007.

During the year ended December 31, 2009, we acquired the remaining 30% of Wavefield for €62 million as part of the mandatory offer launched in December 30, 2008 and the squeeze-out process which closed on February 16, 2009.

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

Proceeds from sales of tangible assets in 2009 were related to the sale of our seismic vessels Fohn and Orion.

Proceeds from sales of financial assets of €8.8 million in 2008 corresponded mainly to the sale of Ardiseis shares in connection with the Oman business transfer from Veritas DGC Ltd to Ardiseis while proceeds from sales of assets in 2007 corresponded to the gain on our 12.7% stake in Eastern Echo following the cash offer launched by Schlumberger BV on November 16, 2007.

  Financing Activities

Net cash used by financing activities for the year ended December 31, 2009 was €167.0 million compared to €138.9 million in 2008 and net cash provided by financing activities of €950.2 million in 2007.

On June 9, 2009, we issued U.S.$350 million principal amount of 9 1/2% senior notes due 2016. The senior notes were issued at a price of 97.0% of their principal amount, resulting in a yield of 10 1/8%. The senior notes will mature on May 15, 2016.

We used the proceeds from the notes to replace cash used to repay US$100 million of our term loan B facility on May 21, 2009 and to fund the three quarterly U.S.$27.5 million amortization payments due during the remainder of 2009 under our term loan B facility. We also used a portion of the net proceeds to repay U.S.$50 million of indebtedness outstanding under our CGG Marine Resources Norge and CGGVeritas Services (Norway) AS (formerly Exploration Resources) credit facilities.

On October 30, 2009, we prepaid a further U.S.$100 million of our term loan B facility.

In 2008, we repaid U.S.$50 million of our term loan B facility as part of the amendment agreement signed on December 12, 2008. We drew down €35 million in 2008 under our French revolving credit facility.

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

  Financing Arrangements

The following is a description of the terms of our material financing arrangements.

  Senior Facilities

On January 12, 2007, we entered into a U.S.$1.115 billion senior secured credit agreement with Credit Suisse as administrative agent and collateral agent and the lenders party thereto, pursuant to which CGGVeritas Services

Holding (U.S.) Inc. (formerly Volnay Acquisition Co. I) borrowed a U.S.$1.0 billion senior secured “term loan B” and obtained a U.S.$115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to U.S.$140 million on January 26, 2007.

The proceeds of the term loan facility were used to:

•	finance a portion of the cash component of the Veritas acquisition consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.

Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of the borrower and other subsidiaries of CGGVeritas. Revolving loans may be made at any time prior to the final maturity of the U.S. revolving facility on January 12, 2012. At December 31, 2009, we had drawn U.S.$24 million under the U.S. revolving facility.

The obligations of CGGVeritas Services Holding (U.S.) Inc. as borrower under the senior facilities are guaranteed by us and certain of our subsidiaries. We have pledged first-priority security in the shares of CGGVeritas Services Holding B.V., CGGVeritas Services Holding (U.S.) Inc. and certain of our other first-tier subsidiaries, as well as material first-tier subsidiaries of CGGVeritas Services Holding (U.S.) Inc. In addition, certain guarantors have provided first-priority security interests in certain of their respective tangible and intangible assets, including (without limitation) certain vessels, real property, mineral rights, deposit accounts and intellectual property. In the case of certain of our subsidiaries (most notably CGGVeritas Services Holding (U.S.) Inc. and certain U.S. and Canadian subsidiaries), the collateral may comprise substantially all of their respective assets.

Our obligations under, and the guarantees issued in respect of the French revolving facility described below rank pari passu in right of payment with the obligations under the guarantees issued in respect of the senior facilities. The lien priority and other creditors’ rights issues in respect of the senior facilities are set forth in an intercreditor agreement that provides, among other things, that so long as any obligations are outstanding under the senior facilities, Credit Suisse (acting as agent for the senior facilities lenders as first lien lenders) will control all remedies and other action related to the collateral.

In addition, the senior facilities agreement contains affirmative and negative covenants that affect our ability, among other things, to borrow money, incur liens, dispose of assets and acquisitions and pay dividends or redeem shares. Events of default under the senior facilities include, among other things, payment and covenant breaches, insolvency of us or our subsidiaries, the occurrence of certain events constituting a “change of control” and certain defaults in respect of other material financial indebtedness.

The senior facilities agreement was amended on December 12, 2008 and May 21, 2009. The first amendment provides us with greater flexibility with respect to (i) the acquisition of companies through a tender offer process, (ii) share buybacks and (iii) recapitalization of subsidiaries that are not guarantors under our credit agreements. In consideration of these amendments, we (i) repaid U.S.$50 million of the term loan B on December 12, 2008 and (ii) increased the four quarterly installments due under the term loan facility in 2009 to U.S.$27.5 million each from U.S.$2.5 million each. Half of these additional payments (U.S.$75 million) will be set off against required cash sweep prepayments due in 2010.

The second amendment (i) increases our flexibility under the financial covenants by modifying the interest coverage and leverage ratios, (ii) includes an additional covenant limiting capital expenditures (iii) allows us to dispose of additional seismic vessels in exchange for joint venture interests and (iv) increases our ability to incur unsecured senior debt. In consideration of these additional amendments, we (i) repaid U.S.$100 million of the term loan B on May 21, 2009 and (ii) increased the applicable percentage for all borrowing under the senior facilities by 100 basis points.

As amended in May 2009, borrowings under the term loan B facility bear interest, at the option of the borrower, at the rate of adjusted LIBOR plus either 2.75% or 3.00% or the Alternate Base Rate plus either 1.75% or 2.00%, in each case depending on the corporate rating of CGGVeritas by Standard & Poor’s and the corporate family rating of CGGVeritas by Moody’s. At the option of the borrower, borrowings under the U.S. revolving facility bear interest at the rate of adjusted LIBOR plus a range from 2.75% to 3.25% or the Alternate Base Rate plus a range from 1.75% to 2.25%, in each case depending on the corporate rating of CGGVeritas by Standard & Poor’s and the corporate family rating of CGGVeritas by Moody’s. The Alternate Base Rate is the higher of Credit Suisse’s Prime Rate and the Federal Funds Effective Rate plus 1/2 of 1.0%.

As amended in May 2009, the financial covenants in the senior facilities agreement include a maximum ratio of total net debt to EBITDA (2.25:1 for any relevant period expiring in the rolling 12-month period ending June 30, September 30 and December 31, 2009, and March 31, June 30, September 30 and December 31, 2010, 2.00:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2011, 1.75:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2012 and 1.50:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2013, respectively), a minimum ratio of EBITDA to total interest costs (4.00:1 for any relevant period expiring in the rolling 12-month periods-ending June 30, September 30 and December 31, 2009, and March 31, June 30, September 30 and December 31, 2010, and March 31, June 30, September 30 and December 31, 2011, 4.50:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2012 and 5.00:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2013, respectively) and a maximum amount of capital expenditures which, in any fiscal year, shall not exceed the greater of (i) U.S.$750,000,000 and (ii) 50% of EBITDA for such fiscal year.

The term loan facility originally amortized in equal quarterly installments of U.S.$2.5 million, with the balance payable on January 12, 2014. The December 2008 amendment increased the quarterly installments on March 31, June 30, September 30 and December 31, 2009 to U.S.$27.5 million each. On June 29, 2007, we prepaid U.S.$100 million of the term loan B, on December 12, 2008, we prepaid an additional U.S.$50 million, on May 21, 2009, we prepaid an additional U.S.$100 million and on October 30, 2009 we prepaid a further U.S.$100 million. At December 31, 2009, we had U.S.$520 million outstanding under the term loan facility. Subject to certain exceptions, we are required to repay the principal outstanding under the term loan facility with a portion of our excess cash flow as well as with certain proceeds of insurance, asset sales and debt and equity issuances.

  French Revolving Facility

On February 7, 2007, we entered into a U.S.$200 million French law revolving credit agreement with Compagnie Générale de Géophysique-Veritas as borrower, Natixis as administrative agent, Credit Suisse as collateral agent and the lenders party thereto. The proceeds of the French revolving facility may be drawn in dollars or in euros, and may be used for the general corporate purposes of the borrower. At December 31, 2009, we had drawn €35 million under the French revolving facility.

Each cash advance under the French revolving facility must be repaid in full at the end of the relevant interest period of one month to twelve months and is available for redrawing during the availability period. All drawings under the French revolving facility must be repaid on the final maturity date in 2012.

Our obligations under the French revolving facility are guaranteed by the same guarantors that guarantee the senior facilities (including CGGVeritas Services Holding (U.S.) Inc.), and are secured by the same security interests granted to secure the obligations under the senior facilities.

The French revolving facility was amended on December 12, 2008 and May 28, 2009. The first amendment provides us with greater flexibility with respect to (i) the acquisition of companies through a tender offer process, (ii) share buybacks and (iii) recapitalization of subsidiaries that are not guarantors under our credit agreements.

The second amendment (i) increases our flexibility under the financial covenants by modifying the interest coverage and leverage ratios, (ii) includes an additional covenant limiting capital expenditures, (iii) allows us to dispose of additional seismic vessels in exchange for joint venture interests and (iv) increases our ability to incur unsecured senior debt. In consideration of this amendment, we increased the applicable percentage for all borrowing under the French revolving facility by 100 basis points.

The revolving loans (other than swingline loans) bear interest (computed on the basis of the actual number of days elapsed over 360) at a rate per annum equal to the aggregate of: (i) the applicable margin; (ii) EURIBOR in relation to loans made in euro and LIBOR in relation to loans made in dollars for the relevant interest period; and (iii) mandatory costs, if any.

The swingline loans bear interest (computed on the basis of the actual number of days elapsed over 360) at a rate per annum equal to the aggregate of: (i) the applicable margin; (ii) EONIA; and (ii) the mandatory cost (if any).

As amended on May 28, 2009, the applicable margin ranges from 2.50% to 3.00%, depending on the corporate rating of CGGVeritas by Standard & Poor’s and the corporate family rating of CGGVeritas by Moody’s.

  Debt Securities

  7 1/2% Senior Notes due 2015

On April 28, 2005, CGG issued U.S.$165 million aggregate principal amount of its 7 1/2% Senior Notes due 2015 at par in a private placement to certain eligible investors in the international capital markets. We used the U.S.$159.8 million of net proceeds to redeem and pay accrued interest on all of the outstanding U.S.$150 million aggregate principal amount of our 10 5/8% Senior Notes due 2007 on May 31, 2005. On November 9, 2005, U.S.$164.5 million in principal amount of these notes were exchanged for identical notes registered with the SEC.

On February 3, 2006, CGG issued an additional U.S.$165 million of its 7 1/2% Senior Notes due 2015 issued in April 2005 in a private placement to certain eligible investors in the international capital markets. The notes were issued at a price of 103.25% of their principal amount. The net proceeds from the notes were used mainly to repay on February 10, 2006, the U.S.$140.3 million remaining under our U.S.$375 million bridge loan facility used to finance the acquisition of Exploration Resources. On August 17, 2006, U.S.$164 million in principal amount of these notes were exchanged for identical notes registered with the SEC.

On the closing date of the merger with Veritas, certain subsidiaries of Veritas entered into a supplemental indenture and amendment and subsidiary guarantee pursuant to which they became guarantors of all of the outstanding 7 1/2% Senior Notes due 2015.

On February 9, 2007, we issued an additional U.S.$200 million in aggregate principal amount of 7 1/2% Senior Notes due 2015. These notes are guaranteed on a senior basis by the same guarantors that guarantee the senior facilities (including CGGVeritas Services Holding (U.S.) Inc.). We used the net proceeds from the notes to repay part of the U.S.$700 million outstanding under the bridge loan facility used to finance the Veritas acquisition.

  7 3/4% Senior Notes due 2017

On February 9, 2007, we issued U.S.$400 million in aggregate principal amount of 7 3/4% Senior Notes due 2017. These notes are guaranteed on a senior basis by the same guarantors that guarantee the senior facilities (including CGGVeritas Services Holding (U.S.) Inc.). We used the net proceeds from the notes to repay part of the U.S.$700 million outstanding under the bridge loan facility used to finance the Veritas acquisition.

  9 1/2% Senior Notes due 2016

On June 9, 2009 we issued U.S.$350 million in aggregate principal amount of 9 1/2% Senior Notes due 2016. These notes are guaranteed on a senior basis by the same guarantors that guarantee the senior facilities (including CGGVeritas Services Holding (U.S.) Inc.). We used the proceeds from the notes to replace cash used to repay U.S.$100 million of our term loan B facility on May 21, 2009, and to fund the three quarterly U.S.$27.5 million amortization payments due during the remainder of 2009 under the term loan B facility. The remaining amount was used to repay indebtedness of approximately U.S.$50 million in respect of certain seismic vessels and to fund ongoing operations. On January 5, 2010, U.S.$349,975,000 million in principal amount of these notes were exchanged for identical notes registered with the SEC.

  Other Credit Facilities

  Marine Resources Norge asset financing facilities

On June 1, 2005, CGG Marine Resources Norge A/S entered into a U.S.$20.6 million asset financing agreement and on March 13, 2006, CGG Marine Resources Norge A/S entered into a U.S.$26.5 million asset financing agreement, in each case to finance the acquisition of newly-developed “Sentinel” streamers for the vessel Symphony. These financing facilities were repaid in September 2009.

  Exploration Resources credit facility

On March 29, 2006, Exploration Resources entered into a U.S.$70 million credit facility to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and the acquisition of seismic equipment for the vessels C-Orion and Geo-Challenger. This facility was repaid in September 2009.

  Geomar secured term loan facility

On April 30, 2007, Geomar entered into a U.S.$25 million credit facility to refinance the purchase price of the seismic vessel Alizé. The facility is secured by a pledge over the vessel. At December 31, 2009, the amount outstanding under this facility was U.S.$16.1 million. This facility matures on June 5, 2014.

Financial Debt

Gross financial debt was €1,399.0 million as of December 31, 2009, €1,546.0 million as of December 31, 2008 and €1,361.0 million as of December 31, 2007. Net financial debt was €918.7 million at December 31, 2009, €1,029.1 million at December 31, 2008, and €1,106.7 million at December 31, 2007. The ratio of net debt to equity was 35% as of December 31, 2009 and 2008 and 46% as of December 31, 2007.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believes that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of the balance sheet at December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007
	(in millions of euros)

Bank overdrafts	2.7	8.2	17.5
Current portion of financial debt	113.5	241.5	44.7
Financial debt	1,282.8	1,296.3	1,298.8

Gross financial debt	1,399.0	1,546.0	1,361.0
Less cash and cash equivalents	(480.3)	(516.9)	(254.3)

Net financial debt	918.7	1,029.1	1,106.7

EBITDAS

EBITDAS for the years ended December 31, 2009, 2008 and 2007 was €658.9 million, €1,058.4 million and €997.3 million respectively.

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

The following table presents a reconciliation of EBITDAS to Net cash provided by operating activities, according to our cash-flow statement, for the periods indicated:

	Year ended December 31,
	2009	2008	2007
	(in millions of euros)

EBITDAS	658.9	1,058.4	997.3
Other financial income (loss)	(11.2)	(11.2)	(5.2)
Variance on Provisions	27.2	2.8	2.0
Net gain on disposal of fixed assets	3.2	2.0	(0.3)
Dividends received from affiliates	0.7	1.4	5.3
Other non-cash items	(4.0)	4.4	(9.2)
Income taxes paid	(74.2)	(137.5)	(144.1)
Change in trade accounts receivables	95.7	(39.7)	(133.0)
Change in inventories and work-in-progress	59.4	(26.6)	(41.4)
Change in other current assets	22.4	9.7	(12.8)
Change in trade accounts payables	(121.5)	(17.5)	(13.3)
Change on other current liabilities	(33.5)	30.8	22.5
Impact of changes in exchange rate	(6.3)	8.6	(20.5)

Net cash provided by operating activities	616.8	885.6	647.3

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payments due by period
	Less than			More than
	1 year	2-3 years	4-5 years	5 years	Total
		(in millions of euros)

Long-term debt (including our Term Loan B facility)	60.7	48.4	359.2	881.5	1,349.8
Capital Lease Obligations (in operation)	56.9	47.8	14.3	3.8	122.8
Operating Leases (in operation)	129.0	181.3	134.6	71.2	516.1
Other Long-term Obligations (bond and Term Loan B facility interests)	72.2	144.4	144.4	93.2	454.2

Total Contractual Obligations	318.8	421.9	652.5	1,049.7	2,442.9

Off-Balance Sheet Arrangements

On October 9, 2009, we exercised the extension option of our time charter agreement with Eidesvik for the seismic vessel Vantage. The time charter agreement was extended for a period of two years starting April 2010 corresponding to a total commitment of approximately U.S.$15 million.

On May 29, 2009, CGGVeritas and Eidesvik amended their 12-year time charter agreement to postpone the date of delivery of one of the two newly-built seismic vessels to the second half of 2011. At December 31, 2009, a loan granted by CGGVeritas to Eidesvik amounted to €7.7 million.

On September 23, 2008, CGGVeritas signed a letter of intent to charter the Fearless, a 2D seismic vessel currently under construction, from Swire Pacific Offshore. The amount of the contract is approximately U.S.$83 million for a period of eight years. After this period, CGGVeritas has a purchase option as well as an option to extend the charter agreement for a further eight years. The vessel is due to be delivered in early 2011.

On June 13, 2008, CGGVeritas Services SA entered into a lease agreement with Genefim and Finamur to finance the construction of Services’ new headquarters in Massy. Genefim and Finamur, which own the building, entered into a construction agreement with Bouygues Immobilier. The total value of the contract is approximately €104 million and it will take effect upon the building’s completion in 2010 for a twelve-year period. CGGVeritas Services SA has a purchase option exercisable from the end of the sixth year until the end of the lease agreement. In 2009, an amendment was signed following the decision to enter into an interest rate swap contract.

On July 2, 2007, and amended on March 14, 2008, CGGVeritas and Eidesvik Offshore entered into an agreement, as amended on March 14, 2008, for the supply of two large seismic vessels to be newly built with a total contract value of U.S.$420 million. These two vessels are key components of CGGVeritas’ strategy of progressive fleet renewal and modernization.

We have not entered into any other off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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

While the market for our products and services is subject to continual and rapid technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of numerous inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines (as further discussed in Item 4). During 2009, 2008 and 2007, our research and development expenditures incurred (including capitalized costs and excluding grants received) were €85.1 million, €68.8 million, and €63.0 million, respectively, of which approximately 10%, 16% and 7%, respectively, was funded by governmental research entities, such as the Fonds de Soutien aux Hydrocarbures (which funding is to be repaid to such organizations from sales of products or services developed with such funds).

Trend information

Interest Rates

Drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, our interest expenses vary in line with movements in short-term interest rates. In particular, our senior facilities are subject to interest based on U.S. dollar LIBOR. As a result, our interest expenses may increase significantly if short-term interest rates increase. Based on our borrowings outstanding as of December 31, 2009, each 50 basis point increase in the U.S. dollar LIBOR would increase our interest expense by US$3 million per year. However, a large proportion of our debt consists of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations.

The following table shows our variable interest rate exposure by maturity as of December 31, 2009.

					Net exposure before				Net exposure after
	Financial assets(1)		Financial debt(1)		hedging		Hedging instruments		hedging
	(a)		(b)		(c)=(a)-(b)		(d)		(e)=(c)+(d)
		Variable		Variable		Variable		Variable		Variable
	Fixed rate	rate	Fixed rate	rate	Fixed rate	rate	Fixed rate	rate	Fixed rate	rate

Less than 1 year	63.2	338.1	37.2	65.1	26.0	272.9	0.0	0.0	26.0	272.9
1 to 2 years	0.0	0.0	14.8	30.9	(14.8)	(30.9)	0.0	0.0	(14.8)	(30.9)
3 to 5 years	0.0	0.0	31.0	358.4	(31.0)	(358.4)	0.0	0.0	(31.0)	(358.4)
More than 5 years	0.0	0.0	872.3	0.0	(872.3)	(0.0)	0.0	0.0	(872.3)	(0.0)
Total	63.2	338.1	955.3	454.4	(892.1)	(116.4)	0.0	0.0	(892.1)	(116.4)

Note:

(1)	Excluding overdrafts and accrued interest, but including [employee profit sharing expenses

As of December 31, 2009, our variable-rate assets (net of liabilities) due in less than one year totaled €272.9 million.

Our variable interest rate indebtedness carried an average interest rate of 5.43% in 2009 and our investments and other financial assets earned interest at an average rate of 0.3%. As a result, a 1% increase in interest rates would reduce our operating income and shareholders equity by €1.2 million, whereas a 1% decrease in interest rates would increase our operating income and shareholders’ equity by €3.5 million.

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

Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S dollar and euro or other currencies may adversely affect our operating revenues and results. In the years ended December 31, 2009, 2008 and 2007, more than 80% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner and British pounds. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. For financial reporting purposes, such depreciation of the U.S. dollar against the euro negatively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a reduced value. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, such depreciation reduces our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. An appreciation of the U.S. dollar against the euro has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the U.S.$/euro exchange rate has considerably increased over the last few years due to increased sales outside Europe. Based on our level of operations in 2009, and given the portfolio of currencies during that year, a 10-cent variance of the U.S. dollar against the euro would have affected our dollar equivalent-value operating income by approximately U.S.$40 million.

As of December 31, 2009 we and our subsidiaries whose functional currency is the euro had dollar-denominated assets and liabilities of U.S.$2,185.9 million and U.S.$2,165.3 million, respectively. Our net exchange rate exposure was U.S.$20.6 million before hedging and U.S.$(41.2) million after taking into account hedging arrangements of U.S.$(61.8) million. As a result of our compliance with IAS 12 (Income Taxes), our results of operation are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns an asset is not the same as the currency used for taxation purposes. This is the case for several Norwegian subsidiaries that own offshore assets (vessels and equipment) for which the functional currency is the U.S. dollar, whereas the taxable currency is the Norwegian kroner. We estimate that as of the date of this annual report, a decrease of NOK 1 in the value of the Norwegian kroner relative to the U.S. dollar would increase our deferred tax liability by approximately US$8 million.

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

In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. At December 31, 2009, 2008 and 2007, we had U.S.$139.5 million (with a euro equivalent-value of €96.9 million), U.S.$430.8 million (with a euro equivalent-value of €309.6 million) and U.S.$280.4 million (with a euro equivalent-value of €190.5 million), respectively, of notional amounts outstanding under euro/U.S. dollar forward exchange contracts and other foreign exchange currency hedging instruments.

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

We had significant tax loss carry forwards that are available to offset future taxation on income earned in certain OECD countries. We recognize deferred tax assets when a history of recent taxable profit exists and when it is probable that future taxable profit will be available.

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

		Initially	Term
Name	Position	appointed	expires

Robert Brunck(1)(2)	Chairman of the Board and Chief Executive Officer	1998	2012
Olivier Appert(1)(3)	Director	2003	2012
Loren Carroll(4)(5)	Director	2007	2013
(independent director)
Rémi Dorval(3)(4)	Director	2005	2010
(independent director)(5)
Jean Dunand(4)	Director	1999	2013
(independent director)(5)
Anders Farestveit(2)	Director	2009	2013
Yves Lesage(2)(4)	Director	1988	2013
Christian Marbach(1)	Director	1995	2013
Thierry Pilenko(2)	Director	2007	2013
Robert Semmens(1)(3)	Director	1999	2011
(independent director)(5)
Daniel Valot(4)	Director	2001	2012
(independent director)(5)
David Work(3)	Director	2007	2013
(independent director)(5)
Terence Young(2)	Director	2007	2013
(independent director)(5)

Notes:

(1)	Member of Strategic Committee.

(2)	Member of the Technology Committee.

(3)	Member of Appointment-Remuneration Committee.

(4)	Member of Audit Committee.

(5)	Independent director within the meaning of the governance code of the Association Française des Entreprises Privées — Mouvement des Entreprises de France. See “— Board Practices”.

Mr. Brunck, 60, has been our Chairman and Chief Executive Officer since May 1999. Mr. Brunck was our Vice Chairman and President from September 1998 to May 1999 and was our President and Chief Operating Officer from February 1995 to September 1998. Mr. Brunck was Vice President of Administration and Development from 1991 to 1995 and Chief Financial Officer from 1989 to 1991. He is Chairman of the Supervisory Board of Sercel Holding S.A., Chairman of the Supervisory Board of CGGVeritas Services Holding B.V, Chairman of the Board of Directors of CGG Americas, Inc., , Director of the Centre d’Education Permanente, Director of the Ecole Nationale Supérieure de Géologie, Chairman of the Association pour la Recherche et le Développement des Méthodes et

Processus Industriels, Director of the Bureau of Geological and Mining Research, Director of the Conservatoire National des Arts et Métiers, Director of the Groupement des Entreprises Parapétrolières et Paragazières.

Mr. Appert, 60, has been Chairman and Chief Executive Officer of the French Petroleum Institute (Institut Français du Pétrole, or IFP) since April 2003. Mr. Appert was President for long-term co-operation and energy policy analysis within the International Energy Agency until October 1999. He is also a Director of Technip, Director of Storengy and of the Institut de Physique du Globe de Paris.

Mr. Carroll, 66, joined our Board of Directors on January 12, 2007. Until that date, Mr. Carroll had been a Director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco L.L.C. and was also Executive Vice President of Smith International, Inc. Mr. Carroll also serves as a Director of Smith International, Inc.,., Forest Oil Corporation and KBR Inc. He is also a member of the Supervisory Board of CGGVeritas Services Holding B.V. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International holds a 60% interest in M-I Swaco L.L.C.

Mr. Dorval, 59, is Chief Executive Officer and Director of Soletanche-Bachy Entreprise. Mr. Dorval is Director and Senior Executive Vice President of Soletanche Freyssinet, Director, Chairman and Chief Executive Officer of Solétanche Bachy France, Chairman of Forsol, Chairman of SB 2007, a Director of SHPIC, Bachy Soletanche Holdings, SBUSA, Soldata Iberia and Nicholson. He is also a member of the Supervisory Board of CGGVeritas Services Holding B.V.

Mr. Dunand, 70, was Financial and Legal Director of ISIS from 1999 to December 2001 and was Deputy General Manager Finance (Russia and CIS) of Total Exploration-Production from 1994 to 1999.

Mr Farestveit, 71, started his career as director in Geoteam’s geophysical department. In 1973, Mr. Farestveit was one of the founders of Geco (now named WesternGeco) where he held the position of Managing Director. In 1987, Schlumberger acquired Geco and Mr. Farestveit assumed the position of Managing Director of Schlumberger Norway, until he retired in 1998. He was appointed an Honorary Doctor at the University of Bergen in 1996 and was awarded an Honorary Membership in the Society of Exploration Geophysicists in 1997. Mr. Farestveit currently serves on the board of Nordic Energy and Groener Stiftelsen. He is Chairman of the Board of Anfar Invest. He was one of the founders of InSeis in 2001 and Wavefield Inseis in 2006 where he served as chairman (active) until 21 January 2009.

Mr. Lesage, 72, has been our Honorary Chairman since May 1999. Mr. Lesage was Chairman and Chief Executive Officer of CGG from January 1995 to May 1999. He was Chairman, President and Chief Executive Officer of Sogerap from 1994 to 1995.

Mr. Marbach, 72, Ingénieur Général des Mines, was Advisor to the General Management of Suez-Lyonnaise des Eaux from 1996 to 2000. Before that time, Mr. Marbach was Chairman and Chief Executive Officer of Coflexip and Coflexip Stena Offshore from 1991 to 1996. Mr. Marbach is a member of the Supervisory Board of Lagardère, Supervisor of Sofinnova.

Mr. Pilenko, 52, joined our Board of Directors on January 12, 2007. He is the Chairman and Chief Executive Officer of Technip since April 27, 2007. From January 15, 2007 until April 2007, he was Deputy General Manager of Technip. Until the merger with Veritas DGC Inc., Mr. Pilenko had been Chairman and Chief Executive Officer and a Director of Veritas since March 2004. Prior to his appointment and since 2001, Mr. Pilenko had served as Managing Director of SchlumbergerSema, a Schlumberger Ltd. company located in Paris. From 1998 to 2001, he was President of Geoquest, another Schlumberger Ltd. company located in Houston, Texas. Mr. Pilenko was employed by Schlumberger Ltd. and its affiliated companies in various parts of the world beginning in 1984 and progressed through a variety of operating positions. Mr. Pilenko is also Chairman of Technip Italy and a Director of Hercules Offshore, Inc. and a Permanent Representative of Technip on the Board of Directors of Technip France.

Mr. Semmens, 52, is an independent consultant and private investor. He was co-founder and General Partner of The Beacon Group LLC from 1993 to 2001. Mr. Semmens is a member of the Supervisory Board of Sercel Holding S.A, a Director of MicroPharma Ltd., a Director of Bronco Holdings LLC., and Advisory Director of Sense Networks Inc.

Mr. Valot, 65, was Chairman and Chief Executive Officer of Technip from September 1999 until April 2007. Mr. Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Mr. Valot is a Director of SCOR, Dietswell, and a member of the Supervisory Board of CGGVeritas Services Holding B.V.

Mr. Work, 64, joined our Board of Directors on January 12, 2007. Until that date, Mr. Work had been a Director of Veritas since 2004. Mr. Work is currently an oil and gas industry consultant. From 2001 until October 2003, he served as the Chairman of Energy Virtual Partners, Inc., a privately-held company engaged in the business of managing under-resourced oil and gas properties. For more than five years prior to his retirement from BP Amoco in October 2000, he served in various management capacities with Amoco and BP Amoco, including Group Vice President of exploration and, finally, as Regional President in the United States. Mr. Work currently also serves as a Director of Cody Resources LLC, and is Chairman and Director of CrystaTech, Inc.

Mr. Young, 63, joined our Board of Directors on January 12, 2007. Until that date, Mr. Young had been a Director of Veritas since 2005. Mr. Young is currently a professor and head of the Department of Geophysics at the Colorado School of Mines and has served as such since 2000. From 1983 until 2000, Mr. Young was employed by Mobil Research and Development Corporation in a variety of roles, the last of which was as a visiting scholar at the Institute for Statistics and Its Applications, Carnegie Mellon University. From 1982 to 1983, he served as a research geophysicist with Compagnie Générale de Géophysique, from 1979 to 1982, he served as assistant professor, Colorado School of Mines, and from 1969 to 1974 was a pilot and flight instructor in the United States Navy.

Executive Officers

Under French law and our current statuts, the Chairman and Chief Executive Officer has full executive authority to manage our affairs. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. Under French law and our current statuts, the Chairman and Chief Executive Officer, where those functions are exercised by the same person, has full power to act on our behalf and to represent us in dealings with third parties, subject only to (i) the corporate purpose of the company, (ii) those powers expressly reserved by law to the Board of Directors or our shareholders and (iii) limitations that the Board of Directors may resolve, such limitations not being binding on third parties. The Chairman and Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. In accordance with French corporate law, our current statuts provide for either the election by the Board of Directors of one person to assume the position of Chairman and Chief Executive Officer or the division of such functions between two different persons. In its session of May 15, 2002, the Board of Directors decided that Mr. Brunck would assume the position of Chairman and Chief Executive Officer until the expiry of his term as a director, unless otherwise decided by the Board. In its meeting of April 29, 2008, the Board of Directors renewed Mr. Brunck’s position as Chairman of the Board and Chief Executive Officer, after his term had been renewed by the general meeting of shareholders held the same day. Our current statuts provide that the Board of Directors may appoint up to five Presidents and Chief Operating Officers (Directeurs Généraux Délégués) upon proposal of the Chief Executive Officer, whether or not this person is also the Chairman of the Board. Thierry Le Roux was named to this position by our Board of Directors on September 7, 2005. He resigned from this position as of November 1, 2009.

The following table sets forth the names of our current executive officers who serve as members of our Executive Committee, their current positions with us and the first dates as of which they served as our executive officers. We generally employ our executive officers under standard employment services agreements that have no fixed term, but Fernando Aguilar’s employment services agreement has a term of three years starting from July 30, 2009.

		Executive
Name	Current position	officer since

Robert Brunck	Chairman and Chief Executive Officer	1989
Jean-Georges Malcor	President	2010
Thierry Le Roux	Advisor to the CEO and in charge of the Group’s Business Development and Technology	1995
Stéphane-Paul Frydman	Chief Financial Officer	2003
Gérard Chambovet	Senior Executive Vice President	1995
Luc Benoît-Cattin	President of Geophysical Services	2003
Fernando Aguilar	President of Geophysical Services for the Americas	2008
Pascal Rouiller	Chief Executive Officer, Sercel group	1997

Mr. Malcor, 53, became President of CGGVeritas on January 1, 2010. Mr. Malcor began his career at the Thales group as an acoustic engineer (1983-1987) in the Underwater Activities division where he was in charge of hydrophone and geophone design and towed streamer programs. He then moved to Sydney-based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Mr. Malcor became Director of Marketing & Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous-

Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999 he became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Wooloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America.

Mr. Le Roux, 56, was appointed Advisor to the CEO and in charge of the Group’s Business Development and Technology in 2009 . Before that time, he had been President and Chief Operating Officer since January 2007, Group President and Chief Financial Officer since September 2005 and Senior Executive Vice President of our Equipment segment since October 1998. Mr. Le Roux was Executive Vice President of CGG’s Geophysical Equipment operations from March 1995 to October 1998. He was Business Development Manager from 1992 to 1995 and Far East Manager from 1984 to 1992. Mr. Le Roux is Chairman of Sercel S.A., Chairman of the Board of CGGVeritas Services SA, Chairman of the Board of Sercel Inc., Chairman of the Board of Hebei Sercel-Jungfeng Geophysical Prospecting Equipment Co. Ltd, Vice-Chairman and member of the Supervisory Board of Sercel Holding, a Director of CGG Americas Inc., Chairman of the Board of Sercel England, a Director of Sercel Singapore Private Ltd., a Director of CGGVeritas Services Holding (U.S.) Inc., a Director of Offshore Hydrocarbon Mapping, INT. Inc., Chairman of the Supervisory Board of Tronic’s Microsystems S.A and a Director of Cybernetix S.A. Mr. Le Roux is also the Chairman of the Management Board of CGGVeritas Services Holding B.V.

Mr. Frydman, 46, was appointed Chief Financial Officer in January 2007. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was an Investor Officer of Butler Capital Partners, a private equity firm, from April 2000 to November 2002, and Industrial Advisor to the French Minister of the Economy and Finances from June 1997 to March 2000. Mr. Frydman is a Director of Sercel S.A., CGG Americas, CGGVeritas Services SA and CGGVeritas Services Holding (U.S.) Inc., . He is a member of the Supervisory Board of Sercel Holding and CGGVeritas Services Holding B.V.

Mr. Chambovet, 57, is Senior Executive Vice President Human Resources, Communication, HSE and Audit since January 2007. Until that time, he had been Senior Executive Vice President, Technology, Planning & Control and Communication since January 2005 and Senior Executive Vice President of our Services segment since October 1998. Mr. Chambovet was Executive Vice President of our Acquisition Product line from March 1995 to October 1998 and was Manager of our data processing center in Massy, France from 1987 to 1995. Mr. Chambovet is a Director of Argas, Sercel S.A., CGG Americas Inc., CGGVeritas Services SA, Ardiseis and member of the Supervisory Board of Sercel Holding S.A and a member of the Supervisory Board of CGGVeritas Services Holding B.V. He is Chairman of the Board of CGGVeritas International.

Mr. Benoît-Cattin, 46, was appointed President of Geophysical Services in September 2009. Before that time, he had been President of Support Functions for Geophysical Services since April 2008, President of Eastern Hemisphere Geophysical Services since January 2007, Executive Vice President of our Offshore SBU division since January 2005, Deputy Vice President Geophysical Services from January 2004 to December 2004 and Vice President, Services from June 2002 to December 2003. Prior to joining CGG, Mr. Benoit-Cattin was Executive Vice President for oil and heat transfer businesses in the Pechiney Group from January 1998 to May 2002 and Advisor to the French Minister of Industry, in charge of energy and nuclear issues from June 1995 to May 1997. Mr. Benoit-Cattin is general manager of CGGVeritas Services and the Chairman of CGG Marine Resources Norge, a Director of Ardiseis, Viking Maritime Inc and CGGVeritas Services (Norway) AS. Mr. Benoît-Cattin is also a member of the Management Board of CGGVeritas Services Holding B.V and member of the Executive Committee of Geomar.

Mr. Rouiller, 56, was appointed Executive Vice President for Equipment and Chief Executive Officer of Sercel in September 2005 after having served as Chief Operating Officer of the Sercel group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President for the Asia-Pacific region from May 1992 to September 1995. Mr. Rouiller is President of the Management Board of Sercel Holding, Chief Executive Officer of Sercel SA, Director of Sercel Inc., Chairman and Director of Sercel Canada, Director of the Board of Sercel Australia Pty Ltd., Sercel-JunFeng, Sercel Singapore Private Pte. Ltd., Chairman and Director of Sercel (Beijing) Technological Services Co Ltd. and Director of Vibration Technology Ltd., Cybernetix and Vice-President of the Board of Directors of Xian-Sercel Petroleum Exploration Instrument Limited Liability Company.

Mr. Aguilar, 50, was appointed President of Geophysical Services for the Americas in September 2009. His previous positions with CGGVeritas since joining the company in 2004 were as President of the Eastern Hemisphere of the global organization (April 2008 to September 2009), Executive Vice President for Canada Land Processing, Canada Land Library, and Western Hemisphere Land Acquisition. Formerly with Schlumberger, Mr. Aguilar has twenty-six years of worldwide experience on all continents in various technology, business and oilfield sectors.

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

The aggregate compensation of our executive officers (including the Chairman and Chief Executive Officer and the President and Chief Operating Officer) who were members of the Executive Committee paid in fiscal year 2009 was €4,437,927, including the 2008 bonus and benefits in kind but excluding directors’ fees. The amount of the bonus paid to the members of the Executive Committee (except for the Chairman and Chief Executive Officer and the President and Chief Operating Officer, for whom additional criteria are also taken into consideration) depends upon the achievement of commercial and financial targets for items such as consolidated net income, operating income, operational cash flow (i.e. EBITDAS less Capital Expenditures) of our various activities and earnings per share. Certain individual qualitative objectives need also to be satisfied.

The aggregate compensation paid to Mr. Brunck, Chairman and Chief Executive Officer, in fiscal year 2009 was €526,840 of fixed compensation and €687,230 representing his 2008 bonus paid during the first semester of 2009. For fiscal year 2009, the amount of his bonus depended upon the achievement of personal objectives (representing one third of the bonus) and financial objectives (representing two thirds of the bonus). The financial objectives included net earnings per share (weighted 30%), Group EBIT (weighted 35%), Group operational cash flow (i.e. EBITDAS less Capital Expenditures) (weighted 35%). However, he agreed to forego payment of his 2009 bonus. Finally, Mr. Brunck received €50,762.99 in his capacity as a director in 2009.

The aggregate compensation of Mr. Le Roux, President and Chief Operating Officer, in fiscal year 2009 was €400,000 plus a bonus of €422,910 for fiscal year 2008 paid during the first semester of 2009. For fiscal year 2009, the amount of his bonus depended upon the achievement of personal objectives (representing one third of the bonus) and financial objectives (representing two thirds of the bonus). The financial objectives included net earnings per share (weighted 30%), Group EBIT (weighted 35%), Group operational cash flow (i.e. EBITDAS less Capital Expenditures) (weighted 35%). However, he agreed to forego payment of his 2009 bonus.

The aggregate compensation of Mr. Brunck, Chairman and Chief Executive Officer and of Mr. Thierry Le Roux, President and Chief Operating Officer, over the last two years are set forth below:

Robert Brunck

	2008			2009
	Amounts			Amounts
Chairman and Chief Executive Officer	earned	Amounts paid		earned	Amounts paid

Fixed compensation	€520,000.00	€520,000.00		€520,000.00	€520,000.00
Variable compensation	€687,230.00	€930,057.00	(1)	€ 0.00 (2)	€687,230	(3)
Exceptional compensation	N/A	N/A		N/A	N/A
Director’s fees(4)	€49,100.18	€50,038.81	(5)	€50,762.99	€49,100.18	(6)
Benefits in kind(7)	€6,840.00	€6,840.00		€6,840.00	€6,840.00
Total	€1,263,170.18	€1,506,935.81		€577,602.99	€1,263,170.18

Notes:

(1)	Paid in March 2008 for fiscal year 2007.

(2)	The executive officers and the other members of the executive committee have decided to forego their 2009 bonus.

(3)	Paid in March 2009 for fiscal year 2008.

(4)	Mr. Brunck does not receive any compensation as member of the Supervisory Board of Sercel Holding or as Chairman of the Board of Directors of CGG Americas.

(5)	Paid at the beginning of 2008 for fiscal year 2007.

(6)	Paid at the beginning of 2009 for fiscal year 2008.

(7)	Benefits in kind are limited to the use of a company car.

Thierry Le Roux

	2008			2009
	Amounts			Amounts
Chief Operating Officer	earned	Amounts paid		earned	Amounts paid

Fixed compensation	€400,000.00	€400,000.00		€400,000.00	€400,000.00
Variable compensation	€422,910.00	€572,343.00	(1)	€0.00 (2)	€422,910	(3)
Exceptional compensation	N/A	N/A		N/A	N/A
Director’s fees	N/A	N/A		N/A	N/A
Benefits in kind	N/A	N/A		N/A	N/A
Total	€822,910	€972,343		€400,000	€822,910

Notes:

(1)	Paid in March 2008 for fiscal year 2007.

(2)	The executive officers and the other members of the executive committee have decided to forego their 2009 bonus.

(3)	Paid in March 2009 for fiscal year 2008.

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

Consequently, the Board of Directors decided on February 25, 2009, to amend the existing amendment to the employment contracts of Messrs. Brunck and Le Roux described as described below. However, during the time that Mr. Brunck serves as Chairman and Chief Executive Officer, his employment contract is suspended. Pursuant to article L.225-42-1 of the French Commercial Code, these amendments were submitted to the shareholders’ meeting held on April 29, 2009 which approved them for Thierry Le Roux only.

The special termination indemnity will only be paid in case of termination of the employment agreement of Mr. Le Roux in the event of a forced departure relating to a Change of Control or a Change of Strategy.

Such indemnity shall be equal to the difference between (a) a gross amount of 200% of the reference annual compensation received by Mr. Le Roux described above and (b) any sum to which Mr. Le Roux may be entitled as a result of such termination, including the severance payment due by law or under collective bargaining agreements as well as any sums to be paid further to the application of his non-competition commitment. The indemnity global amount shall not exceed 200% of the reference annual compensation.

In addition, Mr. Le Roux will be entitled to exercise by anticipation the stock options to which they are entitled pursuant to the plans in effect within the Group in case of the termination of their employment contract or in the event of a forced departure eventually qualified as a dismissal, provided that the performance conditions are met.

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

A supplemental retirement plan for the members of the Executive Committee and the Management Board of Sercel Holding (whom we refer to herein as the “Beneficiaries”) was implemented on January 1, 2005. The

Chairman and Chief Executive Officer and the Chief Operating Officer benefit from this plan. It is an additive defined benefit plan with a double cap. Accruals are acquired per year of services, with a ceiling of 20 years.

As of December 31, 2009, the company’s commitment under this supplemental retirement plan corresponds, in the case of the Chairman and Chief Executive Officer, to an annual pension equal to 23% of his annual compensation received in 2009.

The aggregate present benefit value of this supplemental retirement plan as of December 31, 2009 was € 12,388,308 out of which € 1,270,460 has been recorded as an expense for fiscal year 2009. Of such present benefit value, the portions relating to the Chairman and Chief Executive Officer and the President and Chief Operating Officer are € 8,470,005 and € 763,141, respectively.

Directors as a group received aggregate compensation of €640,000 in January 2010 for services provided in their capacity as directors during fiscal year 2009. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to directors. Directors’ service contracts do not provide for benefits upon termination.

The following table sets forth the amounts CGGVeritas and its subsidiaries paid to directors of CGGVeritas, in their capacity as directors, for the year ended December 31, 2009:

Amount paid to
CGGVeritas directors by
the company or one of its
subsidiaries for fiscal year
Name	2009

Robert Brunck(1)	€50,762.99
Olivier Appert	€48,220.94
Loren Carroll(2)	€77,019.57
Rémi Dorval(3)	€70,127.48
Jean Dunand	€48,290.59
Yves Lesage	€42,150.87
Christian Marbach	€30,664.43
Thierry Pilenko	€29,393.40
Robert F. Semmens(4)	€86,716.27
Daniel Valot(5)	€54,477.51
David Work	€55,748.54
Terence Young	€53,206.48

Notes:

(1)	Mr. Brunck does not receive any compensation as member of the Supervisory Board of Sercel Holding or as Chairman of the Board of Directors of CGG Americas.

(2)	Includes €62 019.57 paid by CGGVeritas to Mr Carroll as a director and €15,000 paid by CGGVeritas Services Holding BV to Mr. Carroll as a member of the Supervisory Board.

(3)	Includes €55,127.48 paid by CGGVeritas to Mr Dorval as a director and €15,000 paid by CGGVeritas Services Holding BV to Mr. Dorval as a member of the Supervisory Board.

(4)	Includes €71,716.27 paid by CGGVeritas to Mr. Semmens as a director and €15,000 paid by Sercel Holding to Mr. Semmens as a member of the Supervisory Board.

(5)	Includes €39,477.51 paid by CGGVeritas to Mr Valot as a director and €15,000 paid by CGGVeritas Services Holding BV to Mr. Valot as a member of the Supervisory Board.

As of March 31, 2010, our directors and executive officers held an aggregate of 475,716 shares of CGGVeritas. As of March 31, 2010, our directors and executive officers held options to purchase an aggregate of 3,087,932 ordinary shares and a maximum of 367,375 performance shares. As of March 31, 2010, none of our directors and executive officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.

Board Practices

In accordance with the Board of Directors’ resolution of December 19, 2008, the Company complies with the AFEP-MEDEF code of corporate governance for listed companies (the “AFEP-MEDEF Code”). Pursuant to the standards set forth in the AFEP-MEDEF Code, we believe that seven of our directors do not have any relationship with CGGVeritas, the Group or its management that could impair their freedom of judgment and thus qualify as independent. Those directors are Mr. Carroll, Mr. Dorval, Mr. Dunand, Mr. Semmens, Mr. Valot, Mr. Work and Mr. Young. We also believe that (i) the position of Mr. Semmens as a member of the Supervisory Board of our subsidiary Sercel Holding S.A., (ii) the previous position of Mr. Carroll, Mr. Work and Mr. Young as members of the Board of Directors of Veritas and (iii) the position of Mr. Carroll, Mr. Dorval and Mr. Valot as members of the Supervisory Board of our subsidiary CGGVeritas Services Holding B.V. do not impair their independence. Our Board of Directors reviews, on an annual basis, the qualification of directors as independent pursuant to the AFEP-MEDEF Code.

Strategic Committee

The Strategic Committee’s assignment is to study:

•	business plans and budgets,

•	strategic options for the Group,

•	organic development, and

•	projects related to financial transactions.

This Committee customarily meets before each Board meeting and more often if necessary. During 2009, the Strategic Committee met seven times. The average attendance rate of committee members was 87.5%.

In 2009, the Committee was consulted regarding, inter alia, (i) the 2009-2010 forecasts, (ii) the integration of Wavefield Inseis ASA after its acquisition, (iii) the Marine organization and fleet management, (iv) the 2010 budget, (v) the 2011-2012 perspectives and, (vi) the financing and debt management policy.

Audit Committee

The Audit Committee is chaired by Mr. Dunand. The other members are Mr. Carroll, Mr. Dorval, Mr. Lesage, and Mr. Valot. The Audit Committee is responsible for assisting the Board of Directors and undertaking preparatory work for the Board, particularly by reviewing our financial statements with management and our statutory auditors.

Responsibilities

Pursuant to its charter, the Audit Committee is responsible for assisting the Board of Directors and undertaking certain preparatory work for the Board.

The scope of the Audit Committee’s duties is defined by law and includes:

a. monitoring the financial reporting process;

b. monitoring the effectiveness of the company’s internal control and risk management systems;

c. monitoring the statutory audit of the annual and consolidated accounts;

d. reviewing and monitoring the independence of the statutory auditors.

Within this scope, the Audit Committee is specifically in charge of:

•	Assignments relating to accounts and financial information:

•	Reviewing, discussing with management and the statutory auditors the consolidation perimeter and obtaining from them all necessary explanations in respect of the consolidation perimeter,

•	Reviewing and discussing with management and the statutory auditors the draft annual and consolidated accounts, semi-annual and quarterly consolidated financial statements along with their notes, and especially off-balance sheet arrangements,

•	Reviewing and discussing with management and the statutory auditors the quality, comprehensiveness, accuracy and sincerity of the financial statements,

•	Receiving the statutory auditors report on their review, including any comments and suggestions they may have made in the scope of their audit,

•	Reviewing the annual report on Form 20-F and the French “Document de Référence”, and

•	Raising any financial or accounting question that appears important to it.

•	Assignments relating to risk management and internal control:

•	Reviewing and discussing with the management (i) the Company’s policy on risk management, (ii) the analyses made by the Company of its major risks (risk cartography) and (iii) the programs put in place to monitor these risks,

•	Reviewing and discussing with the management (i) roles and responsibilities with respect to internal control ; (ii) principles and rules of internal control (governance, ethics, delegation of authority, information systems...) and on the key processes (treasury, purchase, closing of the accounts, fixed assets...) defined by the Company for its general internal control environment, (iii) the internal control quality as perceived by the Company and (iv) any significant deficiencies identified by the Company or reported by the statutory auditors (pursuant to Article L.823-16 of the French Commercial Code) as well as the corrective actions put into place, and

•	Reviewing (i) the report of the chairman on board of directors’ composition, preparation and organization of the board of directors’ work, on internal control and risks management and (ii) the conclusions of the external auditors on such report.

•	Assignments relating to internal audit:

•	Reviewing and discussing with management:

•	The organization and operation of internal audit,

•	The activities and notably the missions proposed by the internal audit plan approved by management and presented to the Audit Committee, and

•	Results of internal audit reviews.

•	Assignments relating to external audit:

•	Reviewing with the statutory auditors their annual audit plan,

•	Hearing, if necessary, the statutory auditors without management being present,

•	Monitoring the selection procedure of the statutory auditors and issuing a recommendation to the Board of Directors on the statutory auditors whose appointment must be submitted for approval by the shareholders’ general meeting,

•	Monitoring the independence of the statutory auditors on annual basis, and

•	Discussing the audit work with management and (possibly without management being present) the statutory auditors and reviewing the auditors’ fees regularly with management. Within the framework of a procedure that it determines annually, the Audit Committee has sole authority to authorize the statutory auditors and/or the members of their network to perform services not directly related to their auditing mission,

•	Other assignments:

•	Reviewing with management and, when appropriate, the external auditors the transactions binding directly or indirectly the Group and its executive officers,

•	Handling, anonymously, any feedback concerning a possible internal control problem or any problem of an accounting and financial nature, and

•	Responding to mandatory reports by management of any suspected fraud of a significant amount and proceeding with any verification measures that the Audit Committee deems appropriate.

Sessions of the Audit Committee are open to the members of the Executive Committee, including the Chief Financial Officer, the external auditors (in order to report on their audit reviews) and the Senior Vice-President, Corporate Internal Audit (in order to review important assignments).

The Audit Committee meets before each Board meeting. In addition, the members of the Audit Committee are systematically invited to attend Strategic Committee meetings. During 2009, the Audit Committee met eight times with an average meeting attendance rate of 87.5%.

     2009 Activities

In 2009, the Audit Committee reviewed draft versions of the annual consolidated financial statements for 2008, the consolidated financial statements for the first quarter, the first semester and the third quarter of 2009. It also reviewed the 2009 forecasts. The Audit Committee also provided to the Board its recommendations concerning these financial statements. The audit committee also reviewed the annual report on Form 20-F and the “Document de Référence”.

Further to the acquisition of Wavefield, the Audit Committee also reviewed the allocation of the purchase price to the different balance sheet items.

It examined the work to be performed by the statutory auditors in the scope of their audit of the 2009 financial statements and approved their fee estimates for this work. In compliance with the Audit Committee’s procedures for providing prior approval of non-audit services provided by the members of our auditors’ network, the Audit Committee reviewed the services performed in 2009 and approved them as necessary.

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

The Audit Committee also followed the evolution of the Group’s legal perimeter and, in particular the rationalization program of the Services legal structures. In addition, it carried out at year end a detailed review of the multi-client library and was regularly kept informed of the Group’s situation with respect to cash, debt, cash flow forecasts and Group’s hedge policy.

Finally, the Audit Committee reviewed its charter in order to comply with the applicable rules of Ordonnance No. 2008-1278 dated December 8, 2008 related to the role and organization of the audit committee.

Appointment-Remuneration Committee

The principal responsibilities of the Appointment-Remuneration Committee are to assist the Board of Directors with respect to:

•	the compensation to be paid to the senior executive officers considered as “mandataires sociaux” appointed from time to time, including the procedures for setting the variable part thereof and the grant of any benefits in kind;

•	all provisions relative to the retirement of the senior executive officers considered as “mandataires sociaux”;

•	for senior executive officers considered as “mandataires sociaux”, the deferred elements of the compensation packages (pension, severance payment) to be submitted to the shareholders’ annual meeting;

•	the evaluation of financial consequences on the Company’s financial statements of all compensation elements for senior executive officers considered as “mandataires sociaux”;

•	the contracts between the Company and any senior executive officer considered as “mandataire social”;

•	the possible candidacies for filling positions of director, senior executive officer considered as “mandataire social” or member of a Board Committee.

•	the periodical review of the independence of Board members;

•	the Directors’ fees and their allocation rules;

•	the realization of capital increases reserved for the employees; and

•	the installation of equity-based plans.

In addition to the responsibilities described above, the Appointment-Remuneration Committee is also in charge of:

•	examining the compensation of the Executive Committee members and changes thereto;

•	carrying out the performance evaluation of the Board and its committees;

•	carrying out the performance evaluation of the Chief Executive Officer;

•	reviewing the succession planning process for Executive Committee members;

•	ensuring compliance of compensation and benefits policies with all applicable regulations;

•	reviewing the compensation data and other related information to be publicly disclosed by the Company in its annual reports and any other reports to be issued pursuant to applicable laws and regulations; and

•	approving the policy and process of verification and reimbursements of expenses.

The Committee may also consider any question that might be submitted to it by the Chairman in connection with any of the matters described above.

The Committee is also consulted on changes to the compensation of the other members of the executive committee.

During 2009, this Committee met eight times with an average attendance rate of 94%.

In 2009, this Committee met to decide, inter alia, on (i) the remuneration of the Chairman and Chief Executive Officer and of the Chief Operating Officer, (ii) the implementation of the Chairman and Chief Executive Officer’s and Chief Operating Officer’s protection letters in conformity with the provisions of the AFEP-MEDEF Code, (iii) the amount of the directors’ fees and their allocation rules, (iv) the policy governing allocation of performance shares and stock-options within the Group, (v) the review of the qualification of directors as independent prior to its submission to the Board of Directors, (vi) the drafting of the annual reports’ (management report, Document de Référence, annual report on Form 20-F) describing the compensation of the Senior Executive Officers (“mandataires sociaux”), (vii) the 2009 bonus plans, (viii) the succession planning and in particular the selection process of the successor of Mr. Brunck as Chief Executive Officer, (ix) the remuneration of the successor of Mr. Brunck, (x) the implementation of the evaluation process of the Board and of the Chairman, (xi) the organization of a seminar for the members of the Board of Directors, (xii) the appointment of a new Director, and (xiii) the terms of the renewal of the directors and officers insurance policy.

Technology Committee

The principal responsibilities of the Technology Committee are to assist the Board of Directors with respect to:

•	the technology offer from competitors and other oil service companies;

•	the Group’s development strategy in reservoir imaging, seismic and opportunities in other oilfield services and products;

•	the main development programs in services and equipment; and

•	the research and development budgets.

The Technology Committee usually meets twice a year. In 2009, the Technology Committee met twice with an attendance rate of 100%. During these meetings, the Committee reviewed the latest technological developments of the Services and Equipment segments and the Group research and development plan. Certain specific technological projects were also presented to the Committee.

Employees

As of December 31, 2009, we had 7,509 permanent employees worldwide as well as several thousand auxiliary field personnel on temporary contracts. Of the total number of permanent employees, 5,282 were involved in the Services segment, 2,186 in the Equipment segment and 41 worked at the Corporate level. CGGVeritas has never experienced a material work stoppage and considers its relations with its employees to be good. CGGVeritas permanently employs more than 5,000 technicians and persons holding engineering degrees and has developed a significant in-house training program.

Our workforce of permanent employees has decreased from 7,856 (including Wavefield and Optoplan) at December 31, 2008 to 7,509 at December 31, 2009.

The decrease is due to the reduction of 201 employees in our Equipment segment and 518 employees in our Services segment as a result of the economic context impacting our activity and the initiation in the first half of 2009 of a three-year cost reduction plan. The reductions to our Services segment in 2009 primarily impacted North

America (Support functions and Land), Norway (Support functions and Marine), International Field Marine staff and to a lesser extent APAC.

As a consequence of the reduction of our fleet that we started in the second half of 2009 and expect to complete during the first half 2010, we initiated several measures to adjust the onboard headcount:

•	The subcontracting of staff onboard our vessels has ceased;

•	Transfers of personnel to land crews in EAME and to office jobs have been proposed; and

•	A voluntary departure plan has been implemented for our International Field Marine staff. This plan did not impact the headcount before January 2010 and therefore is not reflected in the 2009 closing numbers.

We expect to see improvements to the economic environment by the end of 2010 and in 2011 and are preparing for our future staffing needs by continuing targeted recruitment programs, including geophysicists in the Americas and Land field staff in EAME. Through our University we also continue our efforts to develop managerial and expert training programs, as well as technical and individual “soft” skills.

A total of 1,814 employees in France, 103 employees in Norway and 41 employees in Singapore are subject to collective bargaining agreements. In accordance with French law for employees employed under French contracts, we and each of our French subsidiaries have an Employee Representation Committee (Comité d’Entreprise) consisting of representatives elected by our employees. The Employee Representation Committee reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to employee working conditions and is regularly informed of economic developments.

Share Ownership

In accordance with French law, we are authorized annually by our shareholders at the extraordinary general meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Epargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the extraordinary general meeting held on April 29, 2009, renewed our authorization to issue up to 6,250,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors sets the commencement date for the offering, nor lower than 80% of such average market price. As of December 31, 2009, CGGVeritas group employees held 82,750 shares corresponding to 0.05% of the share capital and 0.10% of the voting rights.

     Stock-options:

Pursuant to resolutions adopted by our Board of Directors on May 15, 2002, May 15, 2003, May 11, 2006, March 23, 2007, March 14, 2008, March 16, 2009, January 6, 2010 and March 22, 2010, our Board of Directors has granted options to certain of our employees, executive officers and directors to subscribe for an aggregate of 7,229,407 ordinary shares taking into account the various adjustment made to the number of stock options issued pursuant to French law. Options with respect to 6,357,830 ordinary shares remained outstanding as of March 31, 2010. The following table sets forth certain information relating to these stock options plans as of March 31, 2010:

			Options
			exercised	Options
			(ordinary	outstanding	Exercise
			shares) at	at	price per
	Options	Number of	March 31,	March 31,	ordinary
Date of board of directors’ resolution	granted(1)	beneficiaries	2010(2)	2010(3)	share(1)	Expiration date

May 15, 2002(5)	751,796	172	101,376	79,945	€7.99	May 14, 2010
May 15, 2003(6)	924,910	176	112,278	269,885	€2.91	May 14, 2011
May 11, 2006(7)	1,012,500	171	2,500	951,845	€26.26	May 10, 2014
March 23, 2007(8)	1,308,750	145	2,000	1,195,750	€30.4	March 23, 2015
March 14, 2008(9)	1,188,500	130	0	1,121,500	€32.57	March 14, 2016
March 16, 2009(10)	1,327,000	149	91,965	1,190,535	€8.82	March 16, 2017
January 6, 2010(11)	220,000	1	0	220,000	€14.71	January 6, 2018
March 22, 2010(12)	1,548,150	339	0	1,548,150	€19.44	March 22, 2018

Total	7,229,407		332,619	6,357,830

Notes:

(1)	Pursuant to French law and the terms of the stock option plans, the numbers of options initially granted and the exercise price were adjusted following our share capital increase in December 2005 and our five-for-one stock split in June 2008. The figures shown are after adjustment.

(2)	The stock option plans provide for the cancellation of the non vested options if the holder is no longer our employee, director or executive officer.

(3)	The stock option plans provide for the cancellation of the options whether vested or not if the holder is no longer our employee, director or executive officer.

(4)	Options under the 2001 plan vest by one-fifth each year from March 2001 and could not be exercised before March 14, 2004.

(5)	Options under the 2002 plan vest by one-fifth each year from May 2002 and could not be exercised before May 16, 2005.

(6)	Options under the 2003 plan vest by one-fourth each year from May 2003 and could not be exercised before May 16, 2006.

(7)	Options under the 2006 plan vest by one-fourth each year from May 2006 and can be exercised at any time. However the resulting shares cannot be sold before May 12, 2010.

(8)	Options under the 2007 plan vest by one-third each year from March 2007 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 24, 2011.

(9)	Options under the 2008 plan vest by one-third each year from March 2008 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 15, 2012.

(10)	Options under the 2009 plans vest by one-third each year from March 2009 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 17, 2013. The 2009 plans consist of a plan granting 325,000 options to the Chief Executive Officer and Chief Operating Officer (subject to certain performance conditions) and a plan granting 1,002,000 options to certain other officers and employees.

(11)	110,000 options vest immediately, 55,000 will vest as of January 7, 2011 and 55,000 as of January 7, 2012. However during the first four years, the resulting shares cannot be sold by French tax residents for a period of three years.

(12)	Options under the 2010 plans vest by one-third each year from March 2010 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 22, 2014. The 2010 plans consist of a plan granting 200,000 options to the Chief Executive Officer (subject to certain performance conditions) and a plan granting 1,348,150 options to certain other officers and employees.

The stock options allocated to Mr. Brunck, Chairman and Chief Executive Officer, and Mr. Le Roux, Chief Operating Officer, under the plans implemented by the Company over the last two years are set forth below:

			Valuation of
			options pursuant to
		Number of	the method used for
		options	consolidated
Name of the	Date of	allocated during	financial
Executive Officer	the Plan	fiscal year(1)	statements (€)	Subscription price(1)	Exercise period

Robert Brunck	03/14/2008	200,000	2,412,000	€32.57	From 03/15/2009 to 03/14/2016 inclusive
Robert Brunck	03/16/2009	200,000	510,000	€8.82	From 03/17/2010 to 03/16/2017 inclusive
Thierry Le Roux	03/14/2008	125,000	1,507,500	€32.57	From 03/15/2009 to 03/14/2016 inclusive
Thierry Le Roux	03/16/2009	125,000	318,750	€8.82	From 03/17/2010 to 03/16/2017 inclusive

Note:

(1)	Number and price adjusted pursuant to the five-for-one stock split effective as of June 3, 2008.

For the March 14, 2008 Plan, pursuant to article L.225-185 of the French Commercial Code, the Board of Directors decided that the number of shares resulting from the exercise of stock options which the Chairman and Chief Executive Officer and President and Chief Operating Officer are required to hold in registered form until the end of their term should be set at 10% of each individual allocation.

For the March 16, 2009 Plan, pursuant to the AFEP-MEDEF Corporate Governance Code, the Board of Directors decided that vesting of the stock-options would be subject to performance conditions based on the fulfillment of one of the following objectives:

•	A share price performance objective relative to the share price considering the SBF 120 index;

•	A share price performance objective relative to the ADS price considering the PHLX Oil Services Sectorsm (OSX sm) index; or

•	A financial indicator of EBIT objective expressed in U.S.$ and related to the target for the annual variable part of compensation of the Executive Officers.

The options have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in the registered form from their purchase date until March 16, 2013 inclusive, except in limited cases listed in the plan regulation.

Finally, pursuant to section L.225-185 of the French Commercial Code, the Board of Directors decided that the number of shares resulting from the exercise of stock options that the Executive Officers are required to hold in the registered form until the end of their term should represent 20% of the net gain on the purchase price made by each beneficiary when exercising the options allocated by the Board of Directors on March 16, 2009.

On March 22, 2010, the Board of Directors allocated 200,000 stock options to the Chairman and Chief Executive Officer. Their exercise price is €19.44. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:

•	A share price performance objective relative to the share price considering the SBF 120 index;

•	A share price performance objective relative to the ADS price considering the PHLX Oil Services Sectorsm (OSXsm) index; or

•	A financial indicator of EBITDAS objective expressed in U.S.$ and related to the target for the annual variable part of compensation of the Chairman and Chief Executive Officer.

The options have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in the registered form from their purchase date until March 22, 2014 inclusive, except in limited cases listed in the plan regulation.

Finally, pursuant to section L.225-185 of the commerce code, the Board of Directors decided that the number of shares resulting from the exercise of stock options that the Chairman and Chief Executive Officer is required to hold in registered form until the end of his term should represent 20% of the net gain on the purchase price made by the latter when exercising the options allocated by the Board of Directors on March 22, 2010.

     Performance shares:

At the extraordinary general shareholders’ meeting held on April 29, 2008, a performance share plan was approved by shareholders whereby performance shares representing up to 1% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. Pursuant to such shareholders’ resolution, the Board allocated (i) 516,250 performance shares to 291 beneficiaries on March 16, 2009, including 46,250 performance shares that were allocated to our executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the President and Chief Operating Officer) and (ii) 509,925 performance shares to 331 beneficiaries on March 22, 2010, including 73,125 performance shares that were allocated to our executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer)

The performance shares allocated to Mr. Brunck, Chairman and Chief Executive Officer and Mr. Le Roux, Chief Operating Officer, under the plans implemented by the Company over the last two years are set forth below:

			Valuation of options
			pursuant to the
			method used for
		Number of shares	consolidated
Name of the	Date of	allocated during	financial statements	Final allocation	Date of	Performance
Executive Officer	the Plan	fiscal year(1)	(€)	Date	availability	conditions

Robert Brunck	03/14/2008	27,500	840,950	03/14/2010	03/14/2012	Net earning per share and Operating income
Robert Brunck	03/16/2009	27,500	255,475	03/16/2011	03/23/2011	Net earning per share and Operating income
Thierry Le Roux	03/14/2008	17,500	535,150	03/14/2010	03/16/2013	Net earning per share and Operating income
Thierry Le Roux	03/16/2009	17,500	162,575	03/166/2011	03/16/2013	Net earning per share and Operating income

Note:

(1)	Number adjusted pursuant to the five-for-one stock split effective as of June 3, 2008.

Pursuant to article L.225-197-1 of the French Commercial Code, the Board of Directors decided that the number of performance shares which the Chairman and Chief Executive Officer and Chief Operating Officer will be required to hold in registered form until the end of their term will be set at 10% of each allocation under the plans of March 14, 2008 and March 16, 2009.

In addition, for the plan implemented on March 16, 2009, the Board of Directors decided that the number of shares that the Chairman and Chief Executive Officer and Chief Operating Officer will be required to purchase at the end of the availability period of the performance shares so allocated should be set at one share for every 20 allocated shares.

The performance shares allocated to Mr. Brunck, Chairman and Chief Executive Officer, and Mr. Le Roux, Chief Operating Officer, that became available in 2009 under the plans implemented by the Company are set forth below:

		Number of shares
Name of the		allocated during	Performance
Executive Officer	Date of the Plan	fiscal year(1)	conditions

Robert Brunck	03/23/2007	20,000	Net earning per share
Thierry Le Roux	03/23/2007	12,500	Net earning per share

Notes:

(1)	Number adjusted pursuant to the five-for-one stock split effective as of June 3, 2008.

In addition, the Board of Directors meeting held on February 24, 2010 confirmed that the performance conditions for the plan implemented on March 14, 2008 were only very partially met. As a result, no shares will be allocated under such plan to R. Brunck who will be the sole Executive Officer of the company on the allocation date, i.e. May 5, 2010.

On March 22, 2010, the Board of Directors allocated 27,500 performance shares to the Chairman and Chief Executive Officer. These performance shares will be allocated on the later of either March 22, 2012 or the date of the shareholders’ meeting convened to approve the financial statements for fiscal year 2011, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation are fulfilled. These performance conditions are based on the achievement of certain objectives related to EBIT and EBITDAS over fiscal years 2010 and 2011.

Item 7:  PRINCIPAL SHAREHOLDERS

Major Shareholders

The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as at March 31, 2010 and December 31, 2009, 2008 and 2007.

	March 31,		December 31,
	2010		2009		2008		2007
		% of		% of		% of		% of
	% of	voting	% of	voting	% of	voting	% of	voting
	shares	rights	shares	rights	shares	rights	shares	rights

Identity of Person or Group
Jupiter Asset Management	3.87	3.69	3.87	3.69	4.55	4.35	0	0
Fidelity International Limited	—	—	—	—	—	—	3.29	3.14
Morgan Stanley	—	—	—	—	—	—	2.72	2.59
Institut Français du Pétrole	4.23	8.09	4.33	8.26	4.76	9.08	4.77	9.10
Public	91.9	88.22	91.8	88.05	90.69	86.57	89.22	85.17

Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As of March 31, 2010, IFP had held 6,406,610 fully paid ordinary shares in registered form for two consecutive years, giving IFP 8.09% of the voting power of the outstanding ordinary shares as at such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP are presently held in bearer form.

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

	2009	2008	2007
	(In millions of euros)

Sales of geophysical equipment to Argas	27.7	63.5	25.5
Equipment rentals to Argas	38.2	—	—
Charter revenues received from Veri Illuk	16.7	—	—
Charter revenues received from LDA for the Alizé	10.0	7.8	8.2
Technical consulting services to Argas	8.1	4.5	—
Sales of geophysical equipment to JV Xian Peic	5.9	3.3	4.2

Income	106.6	79.1	37.9

Charter expenses and ship management to Norwegian Oilfield AS	22.8	—	—
Equipment rentals from Argas	14.9	—	—
Expenses paid for Alizé ship management to LDA	10.3	5.5	6.5
Purchases of geophysical equipment from Cybernetix	9.3	3.8	1.1
Purchases of geophysical equipment from Tronic’s	5.7	7.5	8.3
Cost of services renderedby JV Xian Peic	0.6	—	—

Expenses	63.6	16.8	15.9

Trade receivables from Norwegian Oilfield AS	8.0	16.8	—
Trade receivables from Argas	6.8	—	—
Trade receivables from Veri Illuk	1.4	—	—

Trade accounts and notes receivable	16.2	16.8	—

Loan to Eidesvik Seismic Vessel AS	4.2	—	—
Loans to Cybernetix	—	2.0	—

Financial assets	4.2	2.0	—

Accounts payable to Argas	2.5	—	—
Accounts payable to Norwegian Oilfield AS	0.3	—	—
Accounts payable to Cybernetix	0.3	—	—
Accounts payable to LDA	0.3	0.4	0.2

Trade accounts and notes payables	3.4	0.4	0.2

Future rents commitments to Eidesvik Seismic Vessels AS	371.9	—	—
Future rents commitments to Norwegian Oilfield AS	131.1	—	—
Future rents commitments to LDA	35.5	49.3	54.8

Contractual Obligations	538.5	49.3	54.8

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar owner of the seismic vessel “Alizé”. Geomar provides vessel charter services to LDA.

Argas, JV Xian Peic, Cybernetix and Norwegian Oilfield AS are companies accounted for under the equity method.

Eidesvik Seismic Vessel AS, owner of two X-BOW vessels currently under construction, is accounted for under the equity method since December 31, 2009.

Tronic’s is 16% owned by the group.

No credit facility or loan was granted to the Company by shareholders during the three years.

Interests of Experts and Counsel

None.

Item 8:  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial Statements and notes thereto filed as a part of this annual report.

Item 9:  THE OFFER AND LISTING

Offer and Listing Details

The trading market for our ordinary shares is Euronext Paris S.A., where the ordinary shares have been listed since 1981. American Depositary Shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “CGV”. The Bank of New York has advised us that as of March 31, 2010, there were 6,914,309 ADSs outstanding, which are held of record by five registered holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 4.57% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholder.

  Price Information on Euronext Paris.

The tables below set forth, for the periods indicated, the high and low prices for the outstanding ordinary shares on Euronext Paris as reported by NYSE Euronext.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(€)

2010
March	21.44	17.83

February	19.68	16.80
January	19.10	14.92
2009
December	15.15	13.70
November	15.45	13.02
October	16.99	13.26

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2010:

	Price per Share
	High	Low
	(€)

2010
First Quarter	21.44	14.92
2009
First Quarter	13.16	7.63
Second Quarter	15.11	8.42
Third Quarter	17.19	10.71
Fourth Quarter	16.99	13.02
2008
First Quarter	199.99	131.11
Second Quarter(1)	36.90	27.73
Third Quarter	30.06	20.06
Fourth Quarter	22.96	8.44

Note:

(1)	Reflects the five-for-one stock split effective as of June 3, 2008

The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share
	High	Low
	(€)

2009	17.19	7.63
2008	199.99	8.44	(1)
2007	241.49	138.11
2006	166.40	75.25
2005	89.00	50.20

Note:

(1)	Reflects the five-for-one stock split effective as of June 3, 2008.

  Price Information on the NYSE

The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange:

The table below indicates the high and low market prices for our most recent six months:

	High	Low
	(U.S.$)

2010
March	28.57	24.47
February	27.17	23.11
January	27.28	22.26
2009
December	21.82	20.46
November	22.90	19.49
October	25.34	19.56

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2010:

	High	Low
	(U.S.$)

2010
First Quarter	28.57	22.26
2009
First Quarter	17.61	9.67
Second Quarter	20.65	11.20
Third Quarter	25.26	14.97
Fourth Quarter	25.34	19.49
2008
First Quarter	58.48	41.00
Second Quarter	57.91	43.62
Third Quarter	45.76	28.90
Fourth Quarter	31.00	10.50

The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	High	Low
	(U.S.$)

2009	25.34	9.67
2008	58.48	10.50
2007	68.78	34.99
2006	45.00	18.33
2005	21.14	13.35

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

Plan of Distribution

Not applicable.

Markets

Our ordinary shares are listed on Euronext Paris. American Depositary Shares representing our ordinary shares are listed on the New York Stock Exchange. Our 7 1/2% Senior Notes due 2015, our 7 3/4% Senior Notes due 2017 and our 9 1/2% Senior Notes due 2016 are listed on the Euro MTF market in Luxembourg.

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

  Share Capital

As of March 31, 2010, our issued share capital amounts to € 60,518,349 divided into 151,295,874 shares of the same class with a nominal value of €0.40 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”

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

At a meeting held on April 29, 2009 our shareholders renewed the existing authorization permitting the Board of Directors to increase our share capital, through one or more issuances of securities, by an additional aggregate nominal amount of up to €30,000,000. This authorization is effective for a period not to exceed 26 months. Our shareholders have preferential rights to subscribe for such additional securities. (see “Item 7: Principal Shareholders — Identity of Person or Group”).

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

At the shareholders’ meeting held on April 29, 2009, our shareholders renewed the existing authorization to acquire up to 10 percent of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting.

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

The general meeting approved a maximum purchase price of €40. The maximum number of shares that we are entitled to hold is 10% of our share capital as at the time of the purchase, less any shares acquired under previous authorizations.

The shares may be acquired on one or several occasions, by any method, including by agreement, by stock market purchase, by purchasing blocks of shares or by an offer to buy, which may take place at any time, excluding during a take-over bid.

This authorization was granted for a period of 18 months from April 29, 2009 and cancelled and replaced the authorization granted to the Board of Directors by the general meeting held on April 29, 2008.

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

Upon implementation of this contract, we allocated €22,000,000 to the liquidity account.

During fiscal year 2009, Crédit Agricole Cheuvreux:

•	purchased, between January 1, 2009 and March 31, 2009, 428,573 CGGVeritas shares at an average weighed price of €9.45 and sold 429,923 CGGVeritas shares at an average weighed price of €9.80;

•	purchased, between April 1, 2009 and December 31, 2009, 1,973,100 CGGVeritas shares at an average weighed price of €14.26 and sold 2,227,100 CGGVeritas shares at an average weighed price of €14.62.

As of December 31, 2009, we held 600,000 shares in relation to this contract, i.e. 0.4% of our share capital. The net book value of these shares amounts to €8,504,275.

As of December 31, 2009, we did not hold any shares directly outside the scope of this liquidity contract.

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

In order to permit holders of our shares to give the notice required by law, we must monthly, in accordance with article 221-3 of the Règlement Général of the AMF, post (including on the company website) information with respect to the total outstanding number of voting rights and shares if these have changed and provide the AMF with a written notice.

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

Supplemental Indentures in respect of our Senior Notes, dated as of January 29, 2010, among us, our subsidiary CGGVeritas Services Holding (UK) B.V. and The Bank of New York Mellon Trust Company, as Trustee.

On December 12, 2008, we entered into supplemental indentures in respect of our 7 1/2% Senior Notes due 2015, our 7 3/4% Senior Notes due 2017 and our 9 1/2% Senior Notes due 2016 in order to add CGGVeritas Services Holding (UK) B.V. as an additional guarantor to the Senior Notes.

Indenture in respect of our 9 1/2% Senior Notes due 2016, dated as of June 9, 2009, among us, certain of our subsidiaries acting as guarantors and The Bank of New York Mellon Trust Company, as Trustee

This agreement governs our 9 1/2% Senior Notes due 2016, issued on June 9, 2009.

Registration Rights Agreement, dated June 9, 2009, among us, certain of our subsidiaries acting as guarantors, Credit Suisse Securities (Europe Limited) and BNP Paribas.

In accordance with this agreement and the Purchase Agreement dated June 2, 2009, we agreed to provide certain registration rights to holders of our 9 1/2% Senior Notes due 2016, issued on June 9, 2009.

Second Amendments to the U.S.$1.115 billion Credit Agreement and the U.S.$200 million Revolving Credit Agreement, dated as of May 21, 2009 and May 28, 2009, respectively,, among us, certain of our subsidiaries, the lenders party thereto, Credit Suisse as Administrative Agent and Collateral Agent and Natixis as Facility Agent.

On May 21 2009 and May 28, 2009, we entered into amendment agreements concerning our U.S.$1.115 billion Credit Agreement and our U.S.$200 million Revolving Credit Agreement, respectively. The amendments, among other things, (i) increased our flexibility under the financial covenants by modifying the interest coverage and leverage ratios, (ii) included an additional covenant limiting capital expenditures (iii) allowed us to dispose of additional seismic vessels in exchange for joint venture interests and (iv) increased our ability to incur unsecured senior debt. Pursuant to these additional amendments, we repaid $100 million of the term loan B on May 21, 2009 and increased the applicable percentage for all borrowing under the senior facilities by 100 basis points.

First Amendments to the U.S.$1.115 billion Credit Agreement and the U.S.$200 million Revolving Credit Agreement, dated as of December 12, 2008, among us, certain of our subsidiaries, the lenders party thereto, Credit Suisse as Administrative Agent and Collateral Agent and Natixis as Facility Agent.

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

This discussion is not a complete description of all of the tax consequences of the ownership or disposition of ADSs. The summary assumes that each obligation in the deposit agreement between The Bank of New York and us (the “Deposit Agreement”) and any related agreement will be performed in accordance with its terms and is based on the current tax laws of the Republic of France and the United States, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial opinions as well as the Convention between the United States and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (the “Treaty”), the 2004 Protocol amending the Treaty entered into force on December 21, 2006, and the 2009 Protocol amending the Treaty entered into force on December 23, 2009, all as currently in effect and all subject to change, possibly with retroactive effect.

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

  Taxation of Dividends

France generally imposes a 25% withholding tax on dividends distributed in cash or in the form of shares by a French corporation (such as our company) to shareholders who are residents of the United States. Furthermore, as from March 1, 2010, dividends paid outside of France in a “non-cooperative state or territory” (Etat ou territoire non-coopératif) as defined in Article 238-0 A of the French Tax Code (i.e. a state or territory included in a list to be updated and published each year by way of an order (arrêté) of the French Ministers in charge of the economy and the budget) are subject to French withholding tax at a rate of 50%. However, the Treaty generally reduces the withholding tax rate to 15% on dividends paid in cash or in the form of shares to an Eligible U.S. Holder (as defined below).

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

If Form 5000 is not filed prior to the dividend payment, we or the French paying agent will withhold tax from the dividend at the above rate of 25%, and the Eligible U.S. Holder will be entitled to claim a refund of the excess withholding tax by filing Form 5001 with the Depositary or the French paying agent early enough to enable them to forward that application to the French tax authorities before December 31 of the second year following the calendar year in which the related dividend was paid.

The Depositary will provide to all U.S. Holders of ADSs the applications or certificates, together with instructions, and will arrange for the filing with the French tax authorities of all applications and certificates completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time to effect the filing.

Form 5000 and Form 5001 and their respective instructions are available at the trésorerie des non-résidents (10, rue du Centre, 93160 Noisy-le-Grand, France). Copies of these forms may also be downloaded from the website of the French tax authorities (www.impots.gouv.fr).

  Taxation on Sale or Disposal of ADSs

Subject to the provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies), who are not established or domiciled in a non cooperative state and who have held not more than 25%, directly or indirectly, of the dividend rights (droits aux bénéfices sociaux) of our company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or disposal of ADSs.

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

  French Estate and Gift Taxes

Pursuant to “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts” dated November 24, 1978 as amended by a protocol dated December 8, 2004, a transfer of ADSs by gift or by reason of the death of a U.S. Holder will not be subject to French gift or inheritance tax, unless (i) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or (ii) the ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France. In such a case, the French gift or inheritance tax may be credited against the U.S. gift or inheritance tax. This tax credit is limited to the amount of the U.S. gift or inheritance tax due on the ADSs.

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

  Passive Foreign Investment Company Status

A foreign corporation will be a PFIC in any taxable year in which either (i) 75% or more of its gross income consists of certain specified types of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. We do not expect that we will be a PFIC in 2010, but our possible status as a PFIC must be determined annually and therefore we might become a PFIC in future years.

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

Interest Rate Risk

Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Our exposure to interest rate fluctuations is reduced to the extent that the main part of our financial debt at December 31, 2009 consisted of a long-term bond issues maturing in 2015, 2016 and 2017 and bearing a fixed interest rate. However, our sources of liquidity include a Senior Facility with financial institutions charging variable interest rates. We may also use interest rate swaps to adjust interest rate exposures when appropriate based upon market conditions.

Foreign Exchange Rate Risk

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2009, 2008 and 2007, more than 80% of our operating revenues and more than two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, Canadian dollars, Brazilian reais, Australian dollars, British pounds and Norwegian kroner.

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

Credit Risk and Counter-Party Risk

We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. During 2009, our two largest clients accounted for 6.8% and 5.3% of our operating revenues, respectively. During 2008, our two largest clients accounted for 3.9% and 3.8% of our operating revenues, respectively.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of December 31, 2009:

								Fair
Carrying value	2010	2011	2012	2013	2014	Thereafter	Total	Value
				(in millions of euros)

Debt
U.S. dollar	36.6	7.4	5.6	5.2	4.1	866.1	925.0	1,444.9
Average fixed rate	5.7%	7.2%	7.0%	7.0%	6.4%	8.6%	7.4%
U.S. dollar	30.8	29.7	19.4	13.4	325.1	—	418.4	418.4
Average variable rate	4.2%	3.8%	4.0%	4.7%	5.7%	—	5.3%
Euro	—	—	—	—	—	—	—	—
Average fixed rate	—	—	—	—	—	—	—	—
Euro	35.0	—	—	—	—	—	35.0	35.0
Average variable rate	6.8%	—	—	—	—	—	6.8%
Other currencies	—	6.8	—	—	—	—	6.8	7.4
Average fixed rate	—	9.8%	—	—	—	—	9.8%
Other currencies	—	—	—	—	—	—	—	—
Average variable rate	—	—	—	—	—	—	—
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	157.4							(0.1)
U.S. dollars average rate/€	1.4273
Forward sales (in GBP)	8.9							(0.1)
GBP average rate/U.S.	1.6743

Item 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Our ADSs are listed on the New York Stock Exchange under the symbol “CGV”. The Bank of New York Mellon is the depositary (the “Depositary”) issuing ADSs pursuant to an amended and restated deposit agreement dated January 11, 2007 among our company, the Depositary and the holders from time to time of ADSs (the “Deposit Agreement”). Each ADS represents the right to receive one share. The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this annual report.

Category	Depositary Actions	Associated Fee/By Whom Paid

(a) Depositing or substituting the underlying shares	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion thereof) charged to person depositing the shares
(b) Receiving or distributing dividends	Any cash distribution to ADS registered holders	$0.02 (or less) per ADS
(c) Selling or exercising rights	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs
(d) Withdrawing an underlying security	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	$5.00 (or less) per 100 ADSs (or portion thereof) charged to person withdrawing the shares
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	Not applicable
(f) General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADSs	Not applicable
(g) Expenses of the Depositary	Expenses incurred on behalf of holders in connection with

•   taxes and other governmental charges the Depositary or the custodian has to pay on any ADS or share underlying and ADS, for example, stock transfer taxes, stamp duty or withholding taxes;

•   cable, telex and facsimile transmission (when expressly provided in the Deposit Agreement);

•   registration or transfer fees for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian; and

•   expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars.

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time.

However, in the year ended December 31, 2009, the Depositary did not reimburse us for any fees or expenses.

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

Pursuant to section L.225-37 of the French Commercial Code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the annual general meeting of our shareholders on the preparation and organization of the meeting of our Board of Directors, on the limitations placed on the authority of the Chief Executive Officer as well as on the internal control procedures put in place by us. This report for 2009 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our disclosure committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our Group has been implemented.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2009, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2009, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union as of December 31, 2009.

The effectiveness of management’s internal control over financial reporting has been audited by Ernst & Young and Mazars, our independent registered public accounting firms, as stated in their report, which is included herein.

(c) Attestation Report of Independent Registered Public Accounting Firms.

Year ended December 31, 2009

To the Board of Directors and Shareholders of Compagnie Générale de Géophysique-Veritas S.A.

We have audited Compagnie Générale de Géophysique-Veritas S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compagnie Générale de Géophysique-Veritas S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Compagnie Générale de Géophysique Veritas S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Compagnie Générale de Géophysique-Veritas S.A. as of December 31, 2009, 2008 and 2007 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2009 of Compagnie Générale de Géophysique-Veritas S.A. and our report dated April 23, 2010, expressed an unqualified opinion thereon.

Courbevoie and Neuilly-sur-Seine, France

April 23, 2010.

	MAZARS	ERNST & YOUNG et Autres

Xavier Charton	Olivier Thireau	Philippe Diu	Nicolas Pfeuty

(d) Changes in Internal Control Over Financial Reporting.

Not Applicable

Item 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

Pursuant to section 407 of the Sarbanes Oxley Act of 2002, Mr. Dunand was appointed Financial Expert of the Audit Committee by a Board resolution dated December 10, 2003, as reaffirmed by a board resolution on February 20, 2007. Mr. Dunand is “independent”, as that term is defined by the listing standards of the New York Stock Exchange.

Item 16B:	CODE OF ETHICS

The Board of Directors has adopted a code of ethics that applies to our Chief Executive Officer, our Chief Financial Officer, other senior financial officers (including our principal accounting officer), the members of the Executive Committee and the Disclosure Committee to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us and compliance with applicable governmental rules and regulations. A copy of this code of ethics is filed as an exhibit to this annual report.

Item 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,
	2009		2008
	Ernst & Young	Mazars	Ernst & Young	Mazars & Guerard
		(in thousands of euros)

Audit Fees(a)	3,187	1,699	3,353	2,097
Audit-Related Fees(b)	361	329	284	117
Tax Fees(c)	136	160	95	13
All Other Fees(d)	—	—	1	—

Total	3,684	2,188	3,733	2,227

Notes:

(a)	Audit fees are the aggregate fees billed by our independent auditors for the audit of the individual and consolidated annual and semi-annual financial statements and the provision of services that are normally provided by our independent auditors in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees are the aggregate fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees”. They include consultations relating to accounting principles and internal controls.

(c)	Tax fees are the aggregate fees billed by our independent auditors for services rendered by our auditors for tax compliance, tax advice, and tax planning. They include assistance when dealing with local authorities, advice regarding tax audit and litigation, expatriate taxation and tax advice relating to mergers and acquisitions.

(d)	All other fees are the aggregate fees billed by our independent auditors other than the services reported in notes (a) through (c) of this table. They include training services as well as general and specific advice.

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

Item 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total number of				Maximum number
	Shares purchased as	Total number		Average	of shares that may
	part of the	of shares		price paid	yet be purchased
	programs	purchased	Total amount paid	per share	under the program
			(€)	(€)

January, 2009(a)	115,955	115,955	1,166,345.45	10.06	15,050,175
February 2009(a)	144,618	144,618	1,288,596.84	8.91	15,047,309
March 2009(a)	87,000	87,000	777,200.00	8.93	15,053,070
April, 2009(b)	81,000	81,000	819,460.00	10.12	15,053,670
May, 2009(b)	214,100	214,100	2,464,045.00	11.51	15,074,835
June 2009(b)	188,500	188,500	2,487,715.00	13.20	15,077,395
July, 2009(b)	95,000	95,000	1,092,790.00	11.50	15,087,495
August, 2009(b)	84,500	84,500	1,197,740.00	14.17	15,088,545
September, 2009(b)	430,000	430,000	6,729,550.00	15.65	15,053,995
October, 2009(b)	518,5000	518,5000	7,872,575.00	15.18	15,047,496
November, 2009(b)	286,000	286,000	4,057,300.00	14.19	15,070,746
December, 2009(b)	156,500	156,500	2,236,750.00	14.29	15,099,009
Total	2,401,673	2,401,673	32,190,067.29

Notes:

(a)	Shares purchased as part of the 2008 program approved by the shareholders’ meeting of April 29, 2008 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of €300 per share. This program replaced the previous program announced on May 10, 2007.

(b)	Shares purchased as part of the 2009 program approved by the shareholders’ meeting of April 29, 2009 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of €40 per share further to five-for-one stock split of June 3, 2008. This program replaced the previous program announced on April 29, 2008.

Item 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G:	CORPORATE GOVERNANCE

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

The following audited financial statements of CGGVeritas and CGG and related schedules, together with the report of Ernst & Young & Autres and Mazars, are filed as part of this Annual Report:

Item 19:	EXHIBITS

The following instruments and documents are included as Exhibits to this Annual Report. Exhibits incorporated by reference are so indicated.

Exhibit No		Exhibit

1	.1*	English translation of our Articles of Association (statuts)
2.1		Indenture dated as of April 28, 2005 between us, certain of our subsidiaries acting as guarantors and JP Morgan Chase Manhattan Bank as Trustee, which includes the form of the 7 1/2% Senior Notes due 2015 as an exhibit thereto (Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2005, as amended, is incorporated herein by reference).
2.2		Supplemental Indenture dated as of January 12, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, as Trustee to add guarantors to the 7 1/2% Senior Notes due 2015 (Exhibit 4.1 to the Registrant’s Report on Form 6-K, dated February 2, 2007, is incorporated herein by reference).
2.3		Supplemental Indenture dated as of February 9, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, for the issuance of the additional U.S.$200 million in aggregate principal amount of the 7 1/2% Senior Notes due 2015. (Exhibit 2.3 to the Registrant’s Annual Report for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
2.4		Indenture dated as of February 9, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, as Trustee, which includes the form of the 7 3/4% Senior Notes due 2017 as an exhibit thereto. (Exhibit 2.4 to the Registrant’s Annual Report for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
2.5		Supplemental Indenture dated as of December 12, 2008 between us, our subsidiary CGGVeritas Services Holding B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding B.V. as a guarantor to the 7 1/2% Senior Notes due 2015. (Exhibit 2.5 to the Registrant’s Annual Report for the fiscal year ended December 31, 2008, dated April 22, 2009, is incorporated herein by reference).
2.6		Supplemental Indenture dated as of December 12, 2008 between us, our subsidiary CGGVeritas Services Holding B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding B.V. as a guarantor to the 7 3/4% Senior Notes due 2017. (Exhibit 2.6 to the Registrant’s Annual Report for the fiscal year ended December 31, 2008, dated April 22, 2009, is incorporated herein by reference).
2.7		Indenture dated as of June 9, 2009 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Mellon Trust Company, as Trustee, which includes the form of the 9 1/2% Senior Notes due 2016 as an exhibit thereto (Exhibit 4.13 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2009, as amended, is incorporated herein by reference).

Exhibit No		Exhibit

2	.8*	Supplemental Indenture dated as of January 29, 2010 between us, our subsidiary CGGVeritas Services Holding (UK) B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding (UK) B.V. as a guarantor to the 7 1/2% Senior Notes due 2015.
2	.9*	Supplemental Indenture dated as of January 29, 2010 between us, our subsidiary CGGVeritas Services Holding (UK) B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding (UK) B.V. as a guarantor to the 7 3/4% Senior Notes due 2017.
2	.10*	Supplemental Indenture dated as of January 29, 2010 between us, our subsidiary CGGVeritas Services Holding (UK) B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding (UK) B.V. as a guarantor to the 9 1/2% Senior Notes due 2016.
4.1		Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment (Exhibit 10.1 to the Report on Form 6-K, dated May 13, 2004, is incorporated herein by reference).
4.2		U.S.$70 million Term Credit Facility, dated March 29, 2006, by and among Exploration Investment Resources II AS, DnB NOR Bank ASA and certain banks and financial institutions (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated May 9, 2006, is incorporated herein by reference).
4.3		Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us (we have requested that the Commission grant confidential treatment for certain portions of this document) (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
4.4		Credit Agreement, dated as of January 12, 2007, among Volnay Acquisition Co. I, us, certain of our subsidiaries acting as guarantors, the lenders party thereto and Credit Suisse as Administrative Agent and Collateral Agent (Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
4.5		Revolving Credit Agreement, dated as of February 7, 2007, among us, certain of our subsidiaries acting as guarantors, Natixis as Facility Agent, Credit Suisse as Collateral Agent and the lenders party thereto (Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
4.6		Amendment No. 1 and Agreement, dated as of December 12, 2008, among CGGVeritas Services Holding (U.S.) Inc. (formerly Volnay Acquisition Co. I), us, the lenders party to the Credit Agreement dated January 12, 2007, and Credit Suisse, as Administrative Agent and Collateral Agent. (Exhibit 4.6 to the Registrant’s Annual Report for the fiscal year ended December 31, 2008, dated April 22, 2009, is incorporated herein by reference).
4.7		Amendment No. 1, dated as of December 12, 2008, among us, the lenders party to the Revolving Credit Agreement dated February 7, 2007, Natixis, as Facility Agent, and Credit Suisse, as Collateral Agent. (Exhibit 4.7 to the Registrant’s Annual Report for the fiscal year ended December 31, 2008, dated April 22, 2009, is incorporated herein by reference).
4.8		Amendment No. 2 and Agreement, dated as of May 21, 2009, among CGGVeritas Services Holding (U.S.) Inc. (formerly Volnay Acquisition Co. I), us, the lenders party to the Credit Agreement dated January 12, 2007, and Credit Suisse, as Administrative Agent and Collateral Agent (Exhibit 4.11 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2009, as amended, is incorporated herein by reference).
4.9		Amendment No. 2, dated as of May 28, 2009, among us, the lenders party to the Revolving Credit Agreement dated February 7, 2007, Natixis, as Facility Agent, and Credit Suisse, as Collateral Agent (Exhibit 4.12 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2009, as amended, is incorporated herein by reference)..
4.10		Registration Rights Agreement, dated June 9, 2009, among us, certain of our subsidiaries acting as guarantors, Credit Suisse Securities (Europe Limited) and BNP Paribas (Exhibit 4.14 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2009, as amended, is incorporated herein by reference).
8*		Our Subsidiaries
11		Code of Ethics (Exhibit 11 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, dated June 1, 2004, is incorporated herein by reference).
12	.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12	.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

Exhibit No		Exhibit

13	.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
13	.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
15*		Consent of Mazars and Ernst & Young et Autres

Notes:

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compagnie Generale de Geophysique-Veritas
(Registrant)

/s/ Robert Brunck	/s/ Stephane-paul Frydman

Chairman and Chief Executive Officer	Chief Financial Officer

Date: April 23, 2010

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

ERNST & YOUNG	MAZARS
41, rue Ybry	Exaltis – 61, rue Henri Regnault
92576 Neuilly sur Seine cedex	92400 Courbevoie

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Compagnie Générale de Géophysique-Veritas:

We have audited the accompanying consolidated balance sheets of Compagnie Générale de Géophysique-Veritas S.A. and subsidiaries (the “Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 23, 2010 expressed an unqualified opinion thereon.

Courbevoie and Neuilly-sur-Seine, France

April 23, 2010.

	MAZARS	ERNST & YOUNG et Autres

Xavier Charton	Olivier Thireau	Philippe Diu	Nicolas Pfeuty

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

The consolidated financial statements were approved by the Board of Directors on February 24, 2010 and are subject to the approval of our General Shareholders Meeting expected to be held on May 5, 2010.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2009	2008	2007
		(amounts in millions of euros)

ASSETS
Cash and cash equivalents	28	480.3	516.9	254.3
Trade accounts and notes receivable, net	3	564.1	712.3	601.9
Inventories and work-in-progress, net	4	223.8	287.9	240.2
Income tax assets		66.3	102.2	34.6
Other current assets, net	5	89.5	101.5	89.6
Assets held for sale, net	9	13.3	7.6	—

Total current assets		1,437.3	1,728.4	1,220.6

Deferred tax assets	24	74.3	109.2	81.4
Investments and other financial assets, net	7	35.9	26.2	32.0
Investments in companies under equity method	8	99.0	72.9	44.5
Property, plant and equipment, net	9	677.7	822.4	660.0
Intangible assets, net	10	728.9	820.0	680.5
Goodwill, net	11	1,868.1	2,055.1	1,928.0

Total non-current assets		3,483.9	3,905.8	3,426.4

TOTAL ASSETS		4,921.2	5,634.2	4,647.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	13	2.7	8.2	17.5
Current portion of financial debt	13	113.5	241.5	44.7
Trade accounts and notes payables		179.8	286.2	256.4
Accrued payroll costs		118.5	144.3	113.2
Income taxes payable		42.5	85.5	59.1
Advance billings to customers		23.8	43.5	51.9
Provisions — current portion	16	40.2	20.7	9.6
Other current liabilities	12	158.7	173.3	109.0

Total current liabilities		679.7	1,003.2	661.4

Deferred tax liabilities	24	120.7	223.8	157.7
Provisions — non-current portion	16	104.6	82.4	76.5
Financial debt	13	1,282.8	1,296.3	1,298.8
Other non-current liabilities	17	31.9	29.9	27.0

Total non-current liabilities		1,540.0	1,632.4	1,560.0

Common stock: 216,814,651 shares authorized and 151,146,594 shares with a €0.40 nominal value issued and outstanding at December 31, 2009; 150,616,709 at December 31, 2008 and 137,253,790 at December 31, 2007(1)	15	60.5	60.2	54.9
Additional paid-in capital		1,965.9	1,964.7	1,820.0
Retained earnings		1,136.0	799.4	538.6
Treasury shares		(13.5)	(18.1)	(3.9)
Net income (loss) for the period — Attributable to the Group		(264.3)	332.8	245.5
Income and expense recognized directly in equity		0.9	(2.5)	(5.1)
Cumulative translation adjustment		(224.2)	(176.4)	(248.4)
Total shareholders’ equity attributable to owners of CGGVeritas SA		2,661.3	2,960.1	2,401.6

Minority interests		40.2	38.5	24.0

Total shareholders’ equity and minority interests		2,701.5	2,998.6	2,425.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,921.2	5,634.2	4,647.0

(1)	Number of shares at December 31, 2007 has been restated to reflect the five-for-one stock split on June 3, 2008.

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

		December 31,
	Notes	2009	2008	2007
		(In millions of euros,
		except per share data)

Operating revenues	19	2,233.2	2,602.5	2,374.1
Other income from ordinary activities	19	7.5	1.7	1.2
Total income from ordinary activities		2,240.7	2,604.2	2,375.3
Cost of operations		(1,710.5)	(1,722.5)	(1,622.3)

Gross profit		530.2	881.7	753.0

Research and development expenses — net	20	(62.1)	(43.8)	(51.3)
Selling, general and administrative expenses		(243.3)	(256.1)	(231.0)
Other revenues (expenses) — net	21	(167.8)	(36.4)	18.4

Operating income before impairment of goodwill	19	57.0	545.4	489.1

Impairment of goodwill	11	(217.6)	(4.8)	—

Operating income	19	(160.6)	540.6	489.1

Expenses related to financial debt		(107.7)	(93.0)	(121.7)
Income provided by cash and cash equivalents		2.5	9.2	12.6
Cost of financial debt, net	22	(105.2)	(83.8)	(109.1)
Other financial income (loss)	23	(11.2)	(11.5)	(5.2)
Income (loss) of consolidated companies before income taxes		(277.0)	445.3	374.8
Deferred taxes on currency translation		5.0	(7.8)	11.0
Other income taxes		4.8	(100.5)	(140.4)

Total income taxes	24	9.8	(108.3)	(129.4)

Net income (loss) from consolidated companies		(267.2)	337.0	245.4

Equity in income of affiliates		8.3	3.0	4.2

Net income (loss)		(258.9)	340.0	249.6

Attributable to:
Shareholders		(264.3)	332.8	245.5
Minority interests		5.4	7.2	4.1
Weighted average number of shares outstanding	29	150,864,476	137,910,388	134,567,140
Dilutive potential shares from stock options	29	282,166	579,432	992,915
Dilutive potential shares from performance share plan	29	61,523	575,063	518,940
Dilutive weighted average number of shares outstanding adjusted when dilutive		151,208,165	139,064,883	136,078,995
Net income (loss) per share
— Basic		(1.75)	2.41	1.82
— Diluted		(1.75)	2.39	1.80

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	December 31,
Amounts in millions of €	2009	2008	2007

Net income from statements of operations	(258.9)	340.0	249.6
Gain (loss) on cash flow hedges	5.2	4.0	(15.1)
Income taxes	(1.8)	(1.4)	5.2
Net gain (loss) on cash flow hedges	3.4	2.6	(9.9)
Gain (loss) on actuarial changes on pension plan	(4.3)	0.9	(5.8)
Income taxes	1.5	(0.3)	2.0
Net gain (loss) on actuarial changes on pension plan	(2.8)	0.6	(3.8)
Exchange differences on foreign currency translation	(48.9)	75.6	(212.3)
Other comprehensive income (loss) for the period, net of taxes, in companies consolidated under the equity method	—	—	—
Other comprehensive income (loss) for the period, net of taxes	(48.3)	78.8	(226.0)
Total net comprehensive income for the period	(307.2)	418.8	23.6
Attributable to :
Shareholders	(311.5)	408.1	22.0
Minority interest	4.3	10.7	1.6

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Income and				Total
						expense				shareholders’
	Number of		Additional			Recognized	Cumulative	Total		equity and
	Shares	Share	paid-in	Retained	Treasury	directly	Translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	in equity	adjustment	equity	interest	interest
	(amounts in millions of euros, except share data)

Balance at January 1, 2009	150,617,709	60.2	1,964.7	1,132.2	(18.1)	(2.5)	(176.4)	2,960.1	38.5	2,998.6

Capital increase	528,885	0.3	1.2					1.5		1.5
Net income				(264.3)				(264.3)	5.4	(258.9)
Cost of share-based payment				10.7				10.7	(2.6)	8.1
Operations on treasury shares					4.6			4.6		4.6
Net gain (loss) on actuarial changes on pension plan(1)				(2.8)				(2.8)		(2.8)
Net gain (loss) on cash flow hedges(2)						3.4		3.4		3.4
Exchange differences on foreign currency translation(3)							(47.8)	(47.8)	(1.1)	(48.9)

Other comprehensive income(1)+(2)+(3)				(2.8)		3.4	(47.8)	(47.2)	(1.1)	(48.3)
Changes in consolidation scope and other				(4.1)				(4.1)		(4.1)

Balance at December 31, 2009	151,146,594	60.5	1,965.9	871.7	(13.5)	0.9	(224.2)	2,661.3	(40.2)	2,701.5

						Income and				Total
						expense				shareholders’
	Number of		Additional			Recognized	Cumulative	Total		equity and
	Shares	Share	paid-in	Retained	Treasury	directly	Translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	in equity	adjustment	Equity	interest	interest
	(amounts in millions of euros, except share data)

Balance at January 1,,2008	135,903,790	54.9	1,820.0	784.1	(3.9)	(5.1)	(248.4)	2,401.6	24.0	2,425.6

Capital increase	13,363,919	5.3	144.7	(9.6)				140.4		140.4
Net income				332.8				332.8	7.2	340.0
Cost of share-based payment				25.1				25.1	(1.4)	23.7
Operations on treasury shares					(14.2)			(14.2)		(14.2)
Net gain (loss) on actuarial changes on pension plan(1)				0.6				0.6		0.6
Net gain (loss) on cash flow hedges(2)						2.6		2.6		2.6
Exchange differences on foreign currency translation(3)							72.1	72.1	3.5	75.6

Other comprehensive income(1)+(2)+(3)				0.6		2.6	72.1	75.3	3.5	78.8
Changes in consolidation scope and other				(0.8)			(0.1)	(0.9)	5.2	4.3

Balance at December 31, 2008	150,617,709	60.2	1,964.7	1,132.2	(18.1)	(2.5)	(176.4)	2,960.1	38.5	2,998.6

						Income				Total
						and				shareholders’
						expense				equity
	Number of		Additional			Recognized	Cumulative	Total		and
	Shares	Share	paid-in	Retained	Treasury	directly	Translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	in equity	adjustment	equity	interest	interest
	(amounts in millions of euros, except share data)

Balance at January 1, 2007	87,989,440	35.2	394.9	477.7	3.0 (a)	4.8	(38.6)	877.0	22.9	899.9

Capital increase	47,914,350	19.7	1,425.1	44.1				1,488.9		1,488.9
Net income				245.5				245.5	4.1	249.6
Cost of share-based payment				20.6				20.6		20.6
Operations on treasury shares					(6.9)			(6.9)		(6.9)
Net gain (loss) on actuarial changes on pension plan(1)				(3.8)				(3.8)		(3.8)
Net gain (loss) on cash flow hedges(2)						(9.9)		(9.9)		(9.9)
Exchange differences on foreign currency translation(3)							(209.8)	(209.8)	(2.5)	(212.3)
Other comprehensive income(1)+(2)+(3)				(3.8)		(9.9)	(209.8)	(223.5)	(2.5)	(226.0)
Changes in consolidation scope									(0.5)	(0.5)

Balance at December 31, 2007	135,903,790	54.9	1,820.0	784.1	(3.9)	(5.1)	(248.4)	2,401.6	24.0	2,425.6

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year
	Notes	2009	2008	2007
		(in millions of euros)

OPERATING
Net income (loss)		(258.9)	340.0	249.6
Depreciation and amortization	28	523.0	233.5	179.1
Multi-client surveys depreciation and amortization	10	289.3	260.8	308.5
Variance on provisions		27.2	2.8	2.0
Stock based compensation expenses		10.7	23.8	20.6
Net gain (loss) on disposal of fixed assets		(0.3)	2.0	(0.3)
Share in profits of affiliates		(8.3)	(3.0)	(4.2)
Dividends received from affiliates		0.7	1.4	5.3
Other non-cash items	28	(4.0)	4.4	(9.2)
Net cash including net cost of financial debt and income tax		579.4	865.7	751.4
Less net cost of financial debt		105.2	83.8	109.1
Less income tax expense		(9.8)	108.3	129.4
Net cash excluding net cost of financial debt and income tax		674.8	1,057.8	989.9
Income tax paid		(74.2)	(137.5)	(144.1)
Net cash before changes in working capital		600.6	920.3	845.8
— change in trade accounts and notes receivables		95.7	(39.7)	(133.0)
— change in inventories and work-in-progress		59.4	(26.6)	(41.4)
— change in other current assets		22.4	9.7	(12.8)
— change in trade accounts and notes payable		(121.5)	(17.5)	(13.3)
— change in other current liabilities		(33.5)	30.8	22.5
Impact of changes in exchange rate on financial items		(6.3)	8.6	(20.5)

Net cash provided by operating activities		616.8	885.6	647.3

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9 &10	(170.1)	(155.4)	(230.5)
Investments in multi-client surveys	10	(229.3)	(343.4)	(371.4)
Proceeds from disposals of tangible & intangible assets		7.4	1.5	27.4
Total net proceeds from financial assets	28	—	8.8	2.8
Acquisition of investments, net of cash & cash equivalents acquired	28	(84.2)	(6.0)	(1,019.1)
Impact of changes in consolidation scope		(1.7)	—	—
Variation in loans granted		(0.5)	(7.6)	(0.2)
Variation in subsidies for capital expenditures		(0.1)	(0.1)	(0.1)
Variation in other non-current financial assets	28	(1.2)	(1.3)	18.0

Net cash used in investing activities		(479.7)	(503.5)	(1,573.1)

FINANCING
Repayment of long-term debt		(266.9)	(64.7)	(622.8)
Total issuance of long-term debt		244.9	39.2	1,698.3
Lease repayments		(36.2)	(7.2)	(10.0)
Change in short-term loans		(5.6)	(9.7)	12.0
Financial expenses paid	28	(106.7)	(82.9)	(123.5)
Net proceeds from capital increase:
— from shareholders		1.5	1.9	9.1
— from minority interest of integrated companies		—	—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—	—
— to minority interest of integrated companies		(2.6)	(1.4)	(6.0)
Acquisition/disposal from treasury shares		4.6	(14.1)	(6.9)

Net cash provided by (used in) financing activities		(167.0)	(138.9)	950.2

Effect of exchange rates on cash		(6.7)	19.4	(21.9)

Net increase (decrease) in cash and cash equivalents		(36.6)	262.6	2.5
Cash and cash equivalents at beginning of year	28	516.9	254.3	251.8

Cash and cash equivalents at end of period	28	480.3	516.9	254.3

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation no1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB) and adopted by the European Union at December 31, 2009. These consolidated financial statements are also in accordance with IFRS adopted by the European Union at December 31, 2009.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

Use of estimates

Significant estimates in preparing financial statements that could have a material impact on the carrying values of assets and liabilities are:

•	Amortization and impairment of multi-client data library,

•	Depreciation and, if applicable, impairment of tangible and intangible assets, including goodwill,

•	Development costs,

•	Valuation of investments,

•	Recoverability of goodwill and intangible assets,

•	Income taxes, and

•	Employee benefit plans.

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

The consolidated financial statements were approved by the Board of Directors on February 24, 2010 and are subject to the approval of our General Shareholders Meeting expected to be held on May 5, 2010.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Those accounting policies are consistent with those used to prepare our consolidated financial statements as at December 31, 2008.

The adoption of the following Standards and Interpretations:

•	IAS 1 revised — Presentation of Financial Statements
•	2008 Annual Improvements to IFRS (except amendment to IFRS 5)
•	IAS 23 revised — Borrowing costs
•	IAS 32 and IAS 1 Amendments — Puttable Financial Instruments and Obligations Arising on Liquidation
•	IFRS 2 Amendment — Vesting Conditions and Cancellations
•	IFRS 8 — Operating segments
•	IFRIC 11 — Group and Treasury Share Transactions
•	IFRIC 13 — Customer loyalty programs (see 4 — Operating revenues — Customer loyalty programs)
•	IFRIC 14 — IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Had no significant impact on our consolidated financial statements.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were optional until December 31, 2009, namely:

•	IFRIC 12 — Service Concession Arrangements — adopted by the European Union in June 2009 and applicable on January 1, 2010
•	IFRIC 16 — Hedges of a Net Investment in a Foreign Operation — adopted by the European Union in June 2009 and applicable on January 1, 2010
•	IAS 27 Amendment — Consolidated and Separate Financial Statements — adopted by the European Union in June 2009 but applicable on January 1, 2010
•	IFRS 3R — Business Combinations — adopted by the European Union in June 2009 but applicable on January 1, 2010
•	IFRIC 15 — Agreements for the Construction of Real Estate — adopted by the European Union in July 2009 but applicable on January 1, 2010
•	Amendment to IAS 39: Eligible Hedged Items Combinations — reclassification of financial assets adopted by the European Union in September 2009 but applicable as of January 1, 2010
•	Amendment to IAS 39 and IFRS 7: Reclassification of assets adopted by the European Union in September 2009
•	IFRIC 17 — Distributions of Non-cash Assets to Owners — adopted by the European Union in November 2009 but applicable as of January 1, 2010
•	IFRIC 18 — Transfers of assets from customers — adopted by the European Union in December 2009 but applicable as of January 1, 2010
•	Amendment to IFRS7 — Improving disclosures about financial instruments — adopted by the European Union in November 2009 but applicable as of January 1, 2010.
•	Amendment to IAS32 — Classification of rights issues— adopted by the European Union in December 2009 but applicable as of January 1, 2010.
•	Amendments to IFRIC 9 and IAS 39 — Embedded derivatives — adopted by the European Union in December 2009 but applicable as of January 1, 2010

At the date of issuance of these consolidated financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union:

•	2007-2009 annual improvements to IFRS
•	IAS24 — Related Party Disclosures
•	Amendment to IFRS2 — Group cash-settled share-based payment transactions
•	IFRS9 — Financial instruments: Recognition and Measurement of financial assets
•	Amendment to IFRIC 14 — Prepayments of a Minimum Funding Requirement
•	IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments

We are currently reviewing them to measure the potential impact on our consolidated financial statements. At this stage, we do not anticipate any significant impact.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In the financial statements presented, the application of Standards and Interpretations adopted by the European Union does not differ from the application of Standards and Interpretations as published by the IASB.

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

The financial statements of all of our foreign subsidiaries are maintained in the local currency, with the exception of the financial statements of subsidiaries for which the functional currency is different. In those subsidiaries, the functional currency is the U.S. dollar, the currency in which they primarily conduct their business. Goodwill attributable to foreign subsidiaries is accounted for in the functional currency of the applicable entities.

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

For business combinations where there is a requirement for a mandatory offer for any remaining minority interests (such as Wavefield in 2008) and where it can be considered that a put option has been granted to the minority interests, the minority interests are recognized as a financial liability at the fair value of the put option.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

     • Other geophysical sales/ services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

     • Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

IFRIC 13 “Customers Loyalty Programs” issued by the IASB in June 2007 has been applied from December 31, 2008 with the accumulated impact, net of tax, on previous periods recorded in equity as of December 31, 2008. The impact was not material.

  5 — Cost of net financial debt

Cost of financial debt is expensed in the income statement on the period in which it is incurred, regardless of the use of funds borrowed.

Cost of net financial debt includes expenses related to financial debt, composed of bonds, the debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.

  6 — Income taxes and deferred taxes

Income taxes includes all tax based on taxable profit.

Deferred taxes are recognized on all temporary differences between the carrying value and the tax value of assets and liabilities, as well as on carry-forward losses, using the liability method. Deferred tax assets are recognized only when its recovery is considered as probable.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Starting from September 1, 2005, date of acquisition of Exploration Resources, the useful life of our seismic vessels is thirty years from the construction date.

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

     • Goodwill

Goodwill is determined according to IFRS 3 — Business Combinations. Upon transition to IFRS, goodwill is not amortized but subject to an impairment test at least once a year at the balance sheet date.

     • Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each balance sheet date at the relevant level (independent surveys or groups of surveys).

We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.

In this respect, we use five amortization rates 50%, 65%, 75%, 80% or 83.3% of revenues depending on the category of the surveys. Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns. The 65% amortization rate is applied to the surveys acquired as a result of our acquisition of Veritas.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

Goodwill, assets that have an indefinite useful life and intangible assets are allocated to cash generating units. We estimate the recoverable amount of these cash generating units at each balance sheet closing date.

We determine the recoverable amounts by estimating future cash flows expected from the assets or from the cash generating units, discounted to their present value using a discount rate that reflects the expected return on invested capital given the characteristics and risks attached to the asset.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

  8 — Investments and other financial assets

Investments and other financial assets include investments in non-consolidated entities, loans and non-current receivables.

     • Investments in non-consolidated entities

In accordance with IAS 39 “Financial instruments”, we classify investments in non-consolidated companies as available-for-sale and therefore present them on the balance sheet at their fair value. The fair value for listed securities is their market price at the balance sheet date. If a reliable fair value cannot be established, securities are valued at historical cost. We account for changes in fair value directly in shareholders’ equity, except in case of impairment.

     • Loans and non-current receivables

Loans and non-current receivables are accounted for at amortized cost.

     • Impairment

We examine available-for-sale securities and other financial assets at each balance sheet date to detect any objective evidence of impairment. Where this is the case, we record an impairment loss.

Where there is objective evidence of impairment of a financial asset (for instance in case of significant or prolonged decline of the value of the asset) we record an irreversible impairment provision.

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

     • Pension, post-employment benefits and other post-employment benefits

Defined contribution plans

We record obligations for contributions to defined contribution pension plans as an expense in the income statement as incurred. We do not record any provision for such plans as we have no further obligation.

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

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of convertible bonds and the exercise of stock options.

NOTE 2 —	ACQUISITIONS AND DIVESTITURES

  — during 2009

•	Cybernetix

On January 8, 2009, Cybernetix conducted a €4 million share capital increase that was entirely subscribed by Sercel Holding, bringing its stake to a total of 749,480 shares, representing 46.10% of Cybernetix’s share capital and 43.07% of its voting rights. The French financial markets regulator (Autorité des Marchés Financiers) exempted Sercel Holding from the requirement to conduct a tender offer for all shares when its holding exceeded 33.33%. The consideration for the share capital increase was €2 million in cash and the incorporation of a €2 million cash advance granted by Sercel Holding to Cybernetix in November 2008. Following disposals in 2009, Sercel Holding owns 44.56% of Cybernetix’s share capital and 42.98% of its voting rights as of December 31, 2009. Cybernetix is accounted for under the equity method in our financial statements as we do not have the control.

•	Wavefield Inseis ASA

In February 2009, Wavefield shares subject to the mandatory offer and the squeeze-out were transferred to CGGVeritas, while compensation of €62 million for those shares was paid after the objection period expired. As a result, the minority interests recognized as a financial debt of €62 million on our balance sheet at December 31, 2008 have been cancelled.

The preliminary goodwill determined as of December 31, 2008 has been revised upwards for an additional amount of €87.7 million, leading to a total goodwill of €96.3 million (US$134 million) as of December 31, 2009. Main adjustments were related to fixed assets and unfavorable contracts and would have led to a consolidated goodwill of €2,142.8 million, fixed assets of €784.7 and non-current provision of €114.7 million as of December 31, 2008.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Purchase price allocation

At December 31, 2009, the purchase price has been definitively allocated to the net assets acquired based upon their estimated fair values as follows:

(in millions of euros)

Intangible assets, net	41.3
Multi-client seismic library, net	27.2
Fixed assets, net	180.0
Current assets / (liabilities), net	38.7
Financial debt	(92.6)
Cash & cash equivalents	25.8
Net book value of assets acquired	220.4
Fair Value Adjustments
Customer contracts (maximum life of 2 years)	2.0
Technology (useful life of 10 years)	(3.6)
Multi-client seismic library	(20.3)
Unfavorable contracts (weighted average remaining life of 5.6 years)	(32.3)
Fixed assets	(37.7)
Other financial & current assets	(16.4)
Contingent liabilities	(1.5)
Deferred taxes on fair value adjustments	0.2
Goodwill	96.3
Purchase Price	207.1

The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired.

Multi-client data library

The fair value of the completed surveys was determined by projecting the expected future revenues net of selling costs over the estimated remaining life (5 years) of the surveys at the date of acquisition. The fair value is estimated at US$9.5 million.

Unfavorable contracts

The fair values of Wavefield’s unfavorable contracts correspond to the difference in economic terms between Wavefield’s existing vessel charters’ conditions and their estimated market value at the date of the acquisition.

The impact of the €32.3 million (US$45 million) fair value adjustments resulted in a reduction of cost of approximately US$8 million for the year ended December 31, 2009 and is expected to be €5 million (US$7 million) per year over the remaining life.

Fixed assets

Certain items included in the fixed assets (rigging costs) were written-down, given their nature and fair market value. The impact of the €37.7 million (US$52.5 million) fair value adjustments resulted in a reduction of amortization expense of €13 million (US$18 million) for the year ended December 31, 2009.

Other financial & current assets

The fair values of certain investments were determined by using comparable market data and certain current assets were discounted or written-down due to the uncertainty of their recoverability.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Contingent liabilities

Due to the acquisition and the change of control of Wavefield, contractual obligations related to the stock-option plans have been recognized for an amount of €1.5 million (US$2.1 million).

     •  Norfield AS

Pursuant to the general meeting of Norfield AS’s shareholders held on May 19, 2009, Wavefield subscribed to a capital increase in Norfield for approximately €3.6 million (US$5 million) by capitalizing an outstanding long-term loan owed to it by Norfield. The capital increase was pro rata to the shareholders’ existing interests in Norfield. As a result, Wavefield’s interest in Norfield remained unchanged at 33%.

     •  Multifield

On May 29, 2009, Statoil Hydro Venture AS exercised its put option with our subsidiary Wavefield with respect to a 37% stake in Multifield for €2.9 million. As a result, our shareholding in Multifield increased to 80.97%. Multifield is fully consolidated in our financial statements since June 30, 2009.

     •  Eidesvik Seismic Vessel AS

On December 10, 2009, Exploration Investment Resources II AS, a wholly-owned subsidiary of CGGVeritas, set up a joint venture with Eidesvik in order to share the ownership of the two X-BOW vessels that are currently under construction. As of December 31, 2009, the Group’s interest in the joint venture Eidesvik Seismic Vessel AS is 49%. This company is accounted for in our financial statements under the equity method as of December 31, 2009.

  — during 2008

     •  Metrolog

On May 26, 2008, Sercel acquired Metrolog, a privately held company, for €25.7 million paid in cash (including advisory and legal fees). Metrolog is a leading provider of high pressure, high temperature gauges and other downhole instruments to the oil and gas industry. The purchase price allocation resulted in goodwill of €14.3 million.

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

     •  CGGVeritas Services Holding BV

On October 20, 2008, CGGVeritas Services Holding BV was incorporated in the Netherlands. This allows CGGVeritas to benefit from a structure comparable to similar-sized international industrial groups, within a tax and legal environment better suited to our business needs. With the creation of CGGVeritas Services Holding BV, all Services operations are conducted under a unified structure at the level of this new entity by the Services management team, which also oversees CGGVeritas Services SA.

     •  Wavefield Inseis ASA

On November 25, 2008, CGGVeritas SA launched a voluntary exchange tender offer to acquire 100% of the share capital of Wavefield-Inseis ASA (“Wavefield”). CGGVeritas SA offered Wavefield shareholders one newly issued CGGVeritas share for each 7 Wavefield shares. Completion of the offer was subject to customary conditions (or waive from CGGVeritas no later than on settlement date of the offer). The total number of shares tendered to the offer amounted to 90,480,237, representing 69.9% of the share capital of Wavefield. In consideration of the Wavefield shares tendered to the offer, on December 18, 2008, CGGVeritas issued 12,925,749 new shares. The fair value of those issued shares amounted to €139.0 million. On December 30, 2008, CGGVeritas SA launched a

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

mandatory public offer on the remaining 38,903,024 outstanding shares (i.e. 30.1% of the share capital) as well as on the 2,892,875 shares that could result from the exercise of stock options. The offer price calculated in accordance with the provisions of Chapter VI of the Norwegian Securities Trading Act amounted to NOK 15.17 per share to be paid in cash. At the end of this mandatory offer period which expired on January 27, 2009, CGGVeritas acquired 37,043,013 additional shares of Wavefield and held as a result thereof 98.6% of the share capital.

The total consideration of the acquisition, including the 30% acquired in February 2009 after the Mandatory Public Offer that was considered as a put option granted to minority interest, and squeeze-out process, amounted to €207.1 million (US$288.2 million).

Total direct transaction costs related to the acquisition (including advisory fees and legal fees) amounted to €5.9 million and were recognized as part of the cost of the acquisition.

     •  Quest Geo Solutions

On December 12, 2008, Sercel acquired Quest Geo Solutions Ltd (“Quest”), a UK-based company, for a price of €5.1 million (GBP3 million, with an additional GBP1 million that will be paid in 2011 provided a certain level of revenues is achieved). Quest is specialized in navigation software for the seismic industry and was already cooperating with Sercel with respect to its SeaProNav products. The purchase price allocation resulted in goodwill of €2.8 million.

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

At the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was US$85.50 and the per share stock consideration was 2.0097 CGGVeritas ADSs upon the election of Veritas’ shareholders. Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007):

•	33,004,041 of the shares, or 81.7%, had elected to receive cash,

•	5,788,701 of the shares, or 14.3%, had elected to receive CGG ADSs; and

•	1,627,741 of the shares, or 4.0%, did not make a valid election.

Stockholders electing cash received, on average, 0.9446 CGV ADSs and US$45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGV ADSs per share of Veritas common stock. In aggregate, approximately US$1.5 billion and approximately 46.1 million shares of CGV ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of CGV’s ADS at US$40.5 on January 12, 2007, the total consideration of the merger amounted to approximately €2.7 billion (US$3.5 billion).

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

     Contingent liabilities and Other liabilities

Due to the merger and the change of control of Veritas, contractual obligations related to a portion of severance costs for certain Veritas employees have been recognized for an amount of €16 million (US$21 million) as well as success fees for an amount of approximately €22 million (US$30 million).

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

  • Cybernetix

On June 27, 2007, Sercel Holding acquired 121,125 Cybernetix shares bringing its total holding to 352,125 shares, representing voting rights for 32.01% of Cybernetix’s share capital and 26.57% of its voting rights. On November 5, 2007, Sercel Holding increased its investment for a total amount of €0.8 million, bringing its total holding to 416,147 shares, representing voting rights for 32.20%. Since June 30, 2007, Cybernetix has been accounted for under the equity method in our financial statements.

  •  Offshore Hydrocarbon Mapping

On July 17, 2007, we entered into strategic joint operating agreement with Offshore Hydrocarbon Mapping plc (“OHM”) under which both companies will work together to develop the Controlled Source ElectroMagnetic imaging activities (CSEM) and on seismic and CSEM integration opportunities. On August 21, 2007, subsequent to the approval by the shareholders of OHM, we acquired 6,395,571 shares of OHM at a price of GBP 240 pence per share. On October 19, 2007, we acquired an additional 80,695 shares at a price of 240 GBP pence per share. We thus paid in total €22.9 million for 14.99% of OHM’s issued share capital. In 2008, we recognized an impairment loss of €22.6 million on this investment.

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

On November 23, 2007, further the cash offer launched by Schlumberger BV on November 16, 2007, we tendered our 30.9 million shares of Eastern Echo to Schlumberger BV at price of NOK 15 per share. We therefore recognized a gain of €2.8 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE

Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31
	2009	2008	2007
	(in millions of euros)

Trade accounts and notes receivable gross — current portion	369.6	522.9	409.1
Less: allowance for doubtful accounts — current portion	(17.4)	(12.4)	(6.8)

Trade accounts and notes receivables net — current portion	352.2	510.5	402.3

Trade accounts and notes receivable gross — non current portion	9.6	0.1	3.3
Less: allowance for doubtful accounts — non current portion	—	—	—

Trade accounts and notes receivables net — non current portion	9.6	0.1	3.3

Recoverable costs and accrued profit, not billed	202.3	201.7	196.3

Total accounts and notes receivables	564.1	712.3	601.9

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

The non current receivables relate to our geophysical equipment segment as of December 31, 2009, 2008 and 2007.

As of December 31, 2009 the ageing analysis of trade receivables is as follows:

		Past due but not impaired
		Not past due	30 days	30 - 60 days	60 - 90 days	90 - 120 days	> 120 days	Total
		(in millions of euros)

2009	Trade accounts and notes receivables — net.	255.8	36.9	18.1	25.4	7.4	18.2	361.8
2008	Trade accounts and notes receivables — net.	335.3	81.2	49.9	15.4	7.1	21.7	510.6
2007	Trade accounts and notes receivables — net.	295.0	53.2	18.6	14.2	4.2	20.4	405.6

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

Analysis of Inventories and work-in-progress is as follows:

	December 31, 2009			December 31, 2008			December 31, 2007
		Valuation			Valuation			Valuation
	Cost	Allowance	Net	Cost	Allowance	Net	Cost	Allowance	Net
	(in millions of euros)

Geophysical services
— Consumables and spares parts	33.1	(0.7)	32.4	31.7	(0.9)	30.8	38.5	(1.0)	37.5
— Work in progress	22.1	(6.2)	15.9	39.3	—	39.3	30.3	—	30.3
Geophysical equipment
— Raw materials and sub-assemblies	61.3	(8.7)	52.6	76.2	(6.2)	70.0	67.3	(7.9)	59.4
— Work in progress	71.1	(4.9)	66.2	89.1	(4.2)	84.9	78.9	(4.1)	74.8
— Finished goods	59.6	(2.9)	56.7	66.3	(3.4)	62.9	39.9	(1.7)	38.2

Inventories and work in progress	247.2	(23.4)	223.8	302.6	(14.7)	287.9	254.9	(14.7)	240.2

The item « Work in progress » for Geophysical Services includes transit costs of seismic vessels that are deferred and recognized over the contract period according to the technical progress ratio.

The variation of inventories and work in progress is as follows:

	December 31,
Variation of the period	2009	2008	2007
	(in millions of euros)

Balance at beginning of period	287.9	240.2	188.7
Variations	(51.1)	26.7	40.3
Movements in valuation allowance	(8.3)	—	1.0
Change in consolidation scope	—	18.9	18.7
Change in exchange rates	(2.7)	3.0	(8.7)
Others	(2.0)	(0.9)	0.2

Balance at end of period	223.8	287.9	240.2

The additions and deductions in valuation allowances for inventories and work-in-progress are presented in the consolidated statements of operations as “Cost of sales”.

The change in consolidation scope related to the acquisition of Wavefield for €17.1 million and Metrolog for €1.8 million in 2008, and to the acquisition of Veritas in 2007.

NOTE 5 — OTHER CURRENT ASSETS

Detail of other current assets is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Personnel and other tax assets	25.5	20.9	24.3
Fair value of financial instruments (see note 14)	1.4	1.1	8.3
Other miscellaneous receivables	22.1	34.4	18.9
Supplier prepayments	13.9	19.8	12.3
Prepaid expenses(a)	26.6	25.3	25.8

Other current assets	89.5	101.5	89.6

(a)	includes principally prepaid rent, vessel charters.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 6 — ASSET VALUATION ALLOWANCE

Details of valuation allowances recorded against assets are as follows:

	December 31, 2009
	Balance at				Balance
	beginning				at end
	of year	Additions	Deductions	Others(a)	of period
	(in millions of euros)

Trade accounts and notes receivables	12.4	8.0	(2.3)	(0.7)	17.4
Inventories and work-in-progress	14.7	9.5	(1.2)	0.4	23.4
Tax assets	—	0.2	—	—	0.2
Other current assets	1.8	0.1	(0.8)	—	1.1
Loans receivables and other investments	1.1	0.7	—	(0.1)	1.7

Total assets valuation allowance	30.0	18.5	(4.3)	(0.4)	43.8

(a)	includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2008
		Additions/
	Balance at	Deductions		Balance
	beginning	charged		at end
	of year	in income	Others(a)	of period
	(in millions of euros)

Trade accounts and notes receivables	6.8	5.6	—	12.4
Inventories and work-in-progress	14.7	—	—	14.7
Tax assets	1.0	(1.0)	—	—
Other current assets	0.8	1.9	(0.9)	1.8
Loans receivables and other investments	1.1	0.3	(0.3)	1.1

Total assets valuation allowance	24.4	6.8	(1.2)	30.0

	December 31, 2007
		Additions/
	Balance at	Deductions		Balance
	beginning	charged in		at end
	of year	income	Others(a)	of period
	(in millions of euros)

Trade accounts and notes receivables	8.3	(1.6)	0.1	6.8
Inventories and work-in-progress	16.3	(1.0)	(0.6)	14.7
Tax assets	0.8	(0.3)	0.5	1.0
Other current assets	0.7	0.2	(0.1)	0.8
Loans receivables and other investments	1.0	0.1	—	1.1

Total assets valuation allowance	27.1	(2.6)	(0.1)	24.4

NOTE 7 — INVESTMENTS AND OTHER FINANCIAL ASSETS

Detail of investments and other financial assets is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Non-consolidated investments	5.3	5.2	21.1
Loans and advances	13.9	9.9	0.6
Other	16.7	11.1	10.3

Total	35.9	26.2	32.0

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Non-consolidated investments

Non-consolidated investments are as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Assets available for sale investments
Offshore Hydrocarbon Mapping(a)	0.5	0.3	16.4
Other investments in non-consolidated companies
Tronic’s Microsystems SA(b)	3.9	3.9	3.9
Other investments in non-consolidated companies	0.9	1.0	0.8

Total non-consolidated investments	5.3	5.2	21.1

(a)	The Group acquired 800,000 new shares in the company Offshore Hydrocarbon Mapping in August 2009. At December 2009, the Group’s shareholding in Offshore Hydrocarbon Mapping was 10.48% after dilutive effect, 14.99% at December 31, 2008 and at December 31, 2007. As it is listed on Alternative Investment Market (London Stock Exchange), Offshore Hydrocarbon Mapping is recognized at the fair value based on closing share price of GBP 8.25 pence as of December 31, 2009, GBP5.0 pence as of December 31, 2008 and on closing share price of GBP 185.50 pence as of December 31, 2007. At December 2009, no impairment was to be recognized. At December 31, 2008 a definitive impairment loss of €22.6 million was recognized in the line item “Other revenues (expenses)” (see note 21). At December 31, 2007, the change in fair value recognized in shareholders’ equity was a negative amount of €6.9 million. This amount was recycled in the statement of operations at December 31, 2008.

(b)	The Group’s shareholding in Tronic’s Microsystems S.A. is 16.07% at December 31, 2009, 2008 and 2007.

Loans and advances

As of December 31, 2009, loans and advances to companies accounted for under equity method include a €4.2 million (NOK38 million) loan granted by Exploration Investment Resources II AS to Eidesvik Seismic Vessel AS.

As of December 31, 2008, an advance amounting to €2.0 million was granted to the Cybernetix (see Note 2).

NOTE 8 — INVESTMENTS IN COMPANIES UNDER EQUITY METHOD

The variation of “Investments in companies under equity method” is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Balance at beginning of period	72.9	44.5	46.2
Change in consolidation scope	13.8	24.1	2.1
Investments made during the year	7.3	0.1	0.9
Equity in income	8.3	3.0	4.2
Dividends received during the period, reduction in share capital	(0.6)	(1.4)	(5.3)
Change in exchange rates	(2.7)	2.6	(3.6)

Balance at end of period	99.0	72.9	44.5

The change in consolidation scope in 2009 corresponds to the acquisition of 49% of Eidesvik Seismic Vessel AS for €17.1 million, and to the fair value adjustments of the investments in companies under the equity method acquired as part of the Wavefield acquisition for €(3.3) million.

The change in consolidation scope in 2008 corresponded to the entrance of Norwegian Oilfield Services AS and Multifield Geophysics at December 31, 2008 as part of the acquisition of Wavefield. The change in consolidation scope in 2007 corresponded to the exit of Geomar which was fully consolidated since April 1, 2007 for €5.4 million, and the entrance of Cybernetix which was accounted for under equity method since June 30, 2007 for €7.5 million (see note 2).

The investments in 2009 correspond to the subscription of the capital increases in Cybernetix, and Norwegian Oilfield Services AS.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The investments in 2007 corresponded to the subscription of the capital increase in Cybernetix.

Investments in companies accounted for under equity method are comprised of:

	December 31,
	2009	2008	2007
	(in millions of euros)

Argas	45.4	40.7	32.8
Norwegian Oilfield Services AS	24.9	24.1	—
Eidesvik Seismic Vessel AS	17.1	—	—
Cybernetix(a)	8.7	5.0	8.2
Xian Peic	3.3	2.6	2.4
VS Fusion LLC	(0.4)	0.5	1.1

Investments in companies under the equity method	99.0	72.9	44.5

(a)	The investment under equity method for Cybernetix includes an impairment of €1.6 million at December 31, 2009 and of €2.7 million at December 31, 2008.

The net contribution to equity of affiliates accounted for under the equity method is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Argas	41.0	36.4	28.5
Xian Peic	1.7	1.0	0.7
Norwegian Oilfield Services AS	0.8	—	—
Cybernetix	(1.7)	(3.5)	(0.3)
VS Fusion LLC	(1.5)	(0.7)	0.1

Total	40.3	33.2	29.0

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

Analysis of “Property, plant and equipment” is as follows:

	December 31
	2009			2008
		Accumulated			Accumulated		2007
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in millions of euros)

Land	6.9	(0.2)	6.7	7.0	(0.2)	6.8	7.5
Buildings	101.5	(48.0)	53.5	89.1	(40.7)	48.4	42.0
Machinery & equipment	929.5	(503.1)	426.4	1,131.6	(623.0)	508.6	362.9
Vehicles & vessels	338.0	(180.9)	157.1	405.3	(181.9)	223.4	225.9
Other tangible assets	55.2	(40.4)	14.8	61.8	(41.1)	20.7	13.2
Assets under constructions	19.2	—	19.2	14.5	—	14.5	8.5

Total Property, plant and equipment	1,450.3	(772.6)	677.7	1,709.3	(886.9)	822.4	660.0

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Land, buildings and geophysical equipment recorded under capital leases are as follows:

	December 31
	2009			2008
		Accumulated			Accumulated		2007
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in millions of euros)

Geophysical equipment and vessels under capital leases	166.2	(49.1)	117.1	186.0	(44.9)	141.1	38.2
Other tangible assets under capital leases	—	—	—	0.5	(0.5)	—	—

Total Property, plant and equipment under capital leases	166.2	(49.1)	117.1	186.5	(45.4)	141.1	38.2

In 2009, the decrease in property, plant and equipment under capital lease relates to the termination of leases and equipments write-down within the restructuring marine plan (Note 21).

In 2008, the increase in geophysical equipment and vessels under capital leases is related to the acquisition of Wavefield. The decrease in geophysical equipment and vessels under capital leases in 2007 was due to the termination of a US$13 million (€10 million) lease and impact of changes in exchange rate.

Depreciation of assets recorded under capital leases is determined on the same basis as owned-assets and is included in depreciation expense.

The variation of the period for tangible assets is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Balance at beginning of period	822.4	660.0	455.2
Acquisitions	149.9	142.2	214.1
Acquisitions through capital lease	22.2	—	—
Depreciation	(259.6)	(168.4)	(142.2)
Disposals	(11.3)	(7.8)	(7.8)
Change in exchange rates	(15.9)	27.2	(64.4)
Change in consolidation scope	(37.7)	180.2	204.0
Reclassification of tangible assets as “Assets held for sale”	(5.5)	(8.0)	—
Other	13.2	(3.0)	1.1

Balance at end of period	677.7	822.4	660.0

In 2009, depreciation includes asset write-downs due the marine restructuring plan and the change in consolidation scope corresponds to the adjustment of the fair value of Wavefields’s fixed assets (see Note 2).

In 2009, other variation relates to the reclassification of Geowave Master seismic equipments as “Geophysical equipment and vessels under capital leases” for an amount of €13.5 million.

The change in consolidation scope in 2008 corresponded to the fair value of Wavefield’s tangible assets acquired for €179.8 million and of Metrolog’s tangible assets acquired for €0.4 million. The change in consolidation scope in 2007 corresponded to the fair value of Veritas’ tangible assets acquired for €173.3 million and the consolidation of Geomar, owner of the seismic vessel Alizé for €30.7 million.

     Assets held for sale

At December 31, 2009, the seismic vessels Search and Harmattan are classified as “Assets held for sale”.

Since December 31, 2008, lands and buildings of the current Massy headquarters are classified as “Assets held for sale” for €8.0 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Reconciliation of acquisitions with the consolidated statements of cash flows and capital expenditures in note 19 is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Acquisitions of tangible assets (excluding capital lease) — see above	149.9	142.2	214.1
Development costs capitalized — see note 20	14.3	13.7	8.2
Additions in other tangible assets (excluding non-exclusive surveys) — see note 10	5.4	5.9	3.8
Variance of fixed assets suppliers	0.5	(6.4)	4.4

Total purchases of tangible and intangible assets according to cash-flow statement	170.1	155.4	230.5

Acquisitions through capital lease — see above	22.2	—	—
Increase in multi-client surveys — see note 10	229.3	343.4	371.4
Less variance of fixed assets	0.5	6.4	(4.4)

Capital expenditures according to note 19	421.1	505.2	597.5

Repairs and maintenance expenses

Repairs and maintenance expenses included in cost of operations amounted to €50.6 million in 2009, €79.6 million in 2008 and €68.3 million in 2007.

NOTE 10 —	INTANGIBLE ASSETS

Analysis of intangible assets is as follows:

	December 31,
	2009			2008
		Accumulated			Accumulated		2007
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in millions of euros)

Multi-client surveys Marine	1,479.2	(1,111.0)	368.2	1,326.3	(910.0)	416.3	295.6
Multi-client surveys Land	329.1	(228.2)	100.9	262.7	(143.4)	119.3	139.8
Development costs capitalized	64.4	(22.1)	42.3	104.6	(19.6)	85.0	34.5
Software	44.1	(33.1)	11.0	45.8	(33.6)	12.2	9.0
Other intangible assets	309.4	(102.9)	206.5	249.9	(62.7)	187.2	201.6

Total intangible assets	2,226.2	(1,497.3)	728.9	1,989.3	(1,169.3)	820.0	680.5

The variation of the period for intangible assets is as follows:

	December 31,
Variation of the period	2009	2008	2007
	(in millions of euros)

Balance at beginning of period	820.0	680.5	127.6
Increase in multi-client surveys	229.3	343.4	371.4
Development costs capitalized	14.3	13.7	8.2
Other acquisitions	5.4	5.9	3.8
Depreciation on multi-client surveys	(289.3)	(260.8)	(308.5)
Other depreciation	(45.8)	(37.3)	(36.9)
Disposals	(0.6)	—	(21.9)
Change in exchange rates	3.2	10.7	(50.7)
Change in consolidation scope	(7.6)	62.1	584.8
Other	—	1.8.	2.7

Balance at end of period	728.9	820.0	680.5

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Depreciation on multi-client surveys in 2009 includes a €63.8 million (US$88.9 million) impairment loss presented in the line item “Other revenues (expenses) net” of the Consolidated Statement of Operations (see note 21).

The change in consolidation scope in 2009 corresponds to the fair value adjustment on intangible assets acquired in December 2008 as part of the Wavefield acquisition.

The change in consolidation scope in 2008 corresponded to the fair value of Wavefield’s intangible assets acquired for €54.0 million, Metrolog for €4.8 million and Quest Geo for €3.3 million, in 2007 to the fair value of Veritas’ intangible assets acquired.

In 2007 the disposals of assets related mainly to the sale of certain of Veritas’ North Sea licenses and a Canadian asset.

NOTE 11 —	GOODWILL

Analysis of goodwill is as follows:

	December 31,
Variation of the period	2009	2008	2007
	(In millions of euros)

Balance at beginning of period	2,055.1	1,928.0	267.4
Additions	—	25.8	1,883.6
Impairment	(217.6)	(4.8)	—
Adjustments	87.7	9.1	—
Change in exchange rates	(57.1)	97.0	(223.0)
Other	—	—	—

Balance at end of period	1,868.1	2,055.1	1,928.0

In 2009, the impairment includes impairment losses of €215.5 million (US$300 million) resulting from the annual impairment test and €2.1 million arising from the use of Veritas foreign carry-forward losses existing prior to the merger and not recognized as an asset. Total impairment losses, amounting to €217.6, are presented in the line “Impairment of goodwill” in the Consolidated Statement of Operations.

The adjustments for €87.7 million correspond to the adjustment of the fair value of Wavefield’s acquired assets and assumed liabilities, leading to a final goodwill of €96.3 million (see note 2).

The additions in 2008 corresponded to the goodwill arising on the acquisition of Metrolog for €14.3 million, the acquisition of Wavefield for €8.6 million, and the acquisition of Quest for €2.8 million (see note 2).

The impairment in 2008 for €4.8 million resulted from the use of Veritas foreign carry-forward losses existing prior to the merger and not recognized as an asset according to IAS 12.68 “Income taxes — Deferred tax arising from a business combination”. This reduction of goodwill offset the symmetrical tax credit recorded in the line item “Other income taxes”.

The adjustments in 2008 corresponded to an increase of €9.1 million related to the deferred tax asset previously recognized on Veritas acquisition fees.

The additions in 2007 corresponded to the goodwill arising on the acquisition of Veritas for €1,883.6 million (US$2,480.7 million).

Impairment review

Group management undertakes at least an annual impairment test covering goodwill, intangible assets and indefinite lived assets allocated to the cash generated units to consider whether impairment is required.

The recoverable value retained by the Group corresponds to the discounted expected cash flows from the cash generating units or group of cash generating units.

The cash generating units are as follows:

•	Equipment segment;

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Services segment — Marine business line;

•	Services segment — Processing & Imaging business line;

•	Services segment — Land business line.

Key assumptions used in the determination of value in use

In determining the asset recoverability, management makes estimates, judgments and assumptions on uncertain matters. The recoverable amounts are determined based on economic assumptions and forecasted operating conditions as follows:

•	expected cash flows estimated in the 2010 budget and 2011-2012 outlook as presented to the Board of Directors on February 24, 2010,

•	use of what is considered as normative cash flows beyond Year 3,

•	industrial outlook consisting in stability in H1 2010 compared to H2 2009 and then a recovery starting progressively in H2 2010,

•	average exchange rate of U.S.$1.35 for €1,

•	discount rates corresponding to the respective sector weighted average cost of capital (WACC):

•	10.0% for the Equipment segment (corresponding to a pre-tax rate of 13.7%);

■	9.0% for the Marine business line (corresponding to a pre-tax rate of 11.5%);

■	9.5% for the Processing & Imaging business line (corresponding to a pre-tax rate of 13.1%); and

■	8.5% for the Land business line (corresponding to a pre-tax rate of 11.4%).

As a result of the impairment test performed as of December 31, 2009, we recognized a goodwill impairment of €215.5 million (US$300 million) attributable to our Marine cash generating unit.

No impairment loss was recorded for the year ended December 31, 2008 and 2007.

Sensitivity to changes in assumptions

Changing the assumptions selected by Group management, in particular the discount rate and the normative cash flows (EBITDAS) could significantly affect the evaluation of the value in use of our cash generating units and, hence, Group’s impairment result.

The following changes to the assumptions used in the impairment test lead to the following:

		Excess of the
		expected future
		discounted
		cash-flows over	Sensitivity on		Sensitivity on
		the carrying	normative cash flows		discount rate (after tax)
		value of assets	Decrease by	Increase by	Decrease by	Increase by
	Goodwill	including goodwill	10%	10%	0.25%	0.25%
			(in millions of euros)

Marine	1,182	—	—	—	—	—
Processing & Imaging	274	< 15	(36)	+ 36	+ 15	(14)
Land	310	< 15	(43)	+ 43	+ 20	(18)
Equipment segment	102	897	(108)	+ 108	+ 44	(41)

Total	1,868

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 12 —	OTHER CURRENT LIABILITIES

The analysis of other current liabilities is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Value added tax and other taxes payable	36.2	34.7	25.9
Deferred income	94.6	93.1	63.5
Fair value of financial instruments (see note 14)	1.6	10.2	1.1
Other liabilities	26.3	35.3	18.5

Other current liabilities	158.7	173.3	109.0

NOTE 13 —	FINANCIAL DEBT

Analysis of financial debt by type is as follows:

	December 31,
	2009			2008			2007
		Non-			Non-
	Current	current	Total	Current	current	Total	Total
	(amounts in millions of euros)

Outstanding bonds	—	863.2	863.2	—	642.8	642.8	606.6
Bank loans	48.6	361.3	409.9	137.3	558.7	696.0	685.8
Capital lease debt	53.8	58.3	112.1	31.4	94.8	126.2	43.3

Sub-total	102.4	1,282.8	1,385.2	168.7	1,296.3	1,465.0	1,335.7

Bank overdrafts	2.7		2.7	8.2		8.2	17.5
Accrued interest	11.1		11.1	10.7		10.7	7.8
Other(a)	—		—	62.1		62.1	—

Total	116.2		1,399.0	249.7		1,546.0	1,361.0

(a)	corresponds at December 31, 2008 to the 30.1% share capital of Wavefield that was subject to the mandatory public offer launched on December 30, 2008 and acquired on February 16, 2009.

Analysis of financial debt by currency is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

U.S. dollar	1,343.4	1,423.8	1,335.6
Euro	35.0	35.1	—
Other currencies	6.8	6.1	0.1

Total	1,385.2	1,465.0	1,335.7

Analysis of financial debt by interest rate is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Variable rates (average effective rate December 31, 2009: 5.43%, 2008: 4.82%, 2007: 7.62% )	453.4	724.7	633.5
Fixed rates (average effective rate December 31, 2009: 8.50%, 2008: 7.46%, 2007: 7.65)%	931.8	740.3	702.2

Total	1,385.2	1,465.0	1,335.7

Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 21.6%, 7.90% and 11.50% at December 31, 2009, 2008 and 2007, respectively.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Out of the fixed rate credit lines, no significant credit line is expected to be renewed within the next twelve months (see note 18).

All the covenants were complied with at December 31, 2009.

We are not subject to near-term liquidity constraints, given our liquidity available as of December 31, 2009, our cash flow generation capability and prospects, and our near-to mid-term debt repayment schedule.

The impact of hedging instruments has not been considered in the above two tables.

■	Outstanding Bonds

High Yield bonds — new notes (US$350 million, 9 1/2% Senior Notes, maturity 2016)

On June 9, 2009, we issued US$350 million principal amount of 9 1/2% senior notes due 2016. The senior notes were issued at a price of 97.0% of their principal amount, resulting in a yield of 10 1/8%. The senior notes will mature on May 15, 2016.

The obligations of CGGVeritas are guaranteed by certain subsidiaries. The notes are listed on the Euro MTF market of the Luxembourg Stock Exchange.

We used the proceeds from the notes to replace cash used to repay US$100 million of our “Term Loan B” facility on May 21, 2009, and to fund the three quarterly US$27.5 million amortization payments due during the remainder of 2009 under our “Term Loan B” facility. The remaining amount enabled Norway subsidiaries — CGG Marine Resources Norge and CGGVeritas Services (Norway) AS (ex Exploration Resources) — to reimburse financial debts on seismic vessels amounting to approximately US$50 million, and to fund ongoing operations.

Those bonds include certain restrictive covenants, including limitations on additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group. In addition, the Company is required to maintain a ratio of EBITDAS to gross interest expenses equal to or greater than 3.

All those covenants were complied with at December 31, 2009.

EBITDAS is defined as earnings before interest, taxes, depreciation, amortization and share-based compensation cost. For the determination of ratios included in the covenants, EBITDAS is before non recurring items. Share-based compensation includes both stock-options and shares issued under our share allocation plans. Gross interest expense corresponds to consolidated interest expense excluding amortization of deferred expenditures.

High Yield bonds — (US$400 million, 7 3/4% Senior Notes, maturity 2017)

On February 9, 2007, we issued US$400 million of 7 3/4% Senior Notes due 2017. These notes were guaranteed on a senior basis by certain of our subsidiaries. The notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. We used the net proceeds from the notes to repay one part of US$700 million outstanding under the bridge loan facility used to finance Veritas acquisition.

Those bonds include certain restrictive covenants, including limitations on additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.

In addition, the Company is required to maintain a of EBITDAS to gross interest expense equal to or greater than 3 on a annual basis.

All those covenants were complied with at December 31, 2009, 2008 and 2007.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Those bonds include certain restrictive covenants, including limitations on additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.

In addition, the Company is required to maintain a ratio of EBITDAS to gross interest expense equal to or greater than 3 on an annual basis

All those covenants were complied with at December 31, 2009, 2008 and 2007.

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

Those bonds include certain restrictive covenants, including limitations on additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.

In addition, the Company is required to maintain a ratio of EBITDAS to gross interest expense equal to or greater than 3 on an annual basis

All those covenants were complied with at December 31, 2009, 2008 and 2007.

High Yield bonds — (US$165 million, 7 1/2% Senior Notes, maturity 2015)

On April 28, 2005, we issued US$165 million of 7 1/2% Senior Notes due 2015. The net proceeds were used to redeem and pay accrued interest on all US$150 million outstanding aggregate principal of our existing 10 5/8% Senior Notes due 2007, on May 31, 2005 (see above).

Those bonds include certain restrictive covenants, including limitations on additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.

In addition, the Company is required to maintain a ratio of EBITDAS to gross interest expense equal to or greater than 3 on an annual basis

All those covenants were complied with at December 31, 2009, 2008 and 2007.

■	Bank loans

At December 31, 2009, authorized credit lines amount to €236 million.

The Group had €16 million available in unused short-term credit lines and overdraft facilities, and €185 million in unused long-term credit lines.

At December 31, 2009, €398.1 million of bank loans were secured by tangible assets and receivables.

Term Loan B Facility

We repaid US$310 million of our US senior facilities during the year ended December 31, 2009: (i) US$110 million paid in consideration of amendment dated December 12, 2008 (ii) US$100 million prepaid in May 2009, in consideration of amendments dated May 21 and 27, 2009; (iii) US$100 million prepaid on October 30, 2009 (see below).

As of December 31, 2009, the remaining amount outstanding under the facility was US$520 million.

All the covenants, calculated on a quarterly basis, were complied with at December 31, 2009. They were also complied at December 31, 2008 and December 31, 2007.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Amendments to the credit agreement and the French revolver credit agreement dated May 21 and 27, 2009

On May 21 and 27, 2009, we amended our US senior facilities agreement and our French revolving facility agreement, respectively. These amendments, in line with our conservative financial policy, were aimed mainly at increasing the Company’s headroom under its financial covenants.

In consideration of such amendments, the applicable margin for all borrowings under the US senior facilities and French revolving facility increased by 1.0% and covenants have been re-defined as follows:

(i) Leverage ratio: EBITDAS / net financial debt ratio should be less than 2.25 in 2009 and 2010; 2.0 in 2011; 1.75 in 2012 and 1.50 in 2013;

(ii) Coverage ratio: EBITDAS less Capital expenditures to gross interest expenses ratio is replaced by EBITDAS to gross interest expenses ratio. This ratio should be equal or greater than 4 in 2009, 2010 and 2011, 4.5 in 2012 and 5.0 in 2013.

(iii) Additional covenant: Aggregate amount of Capital expenditures made by the Group in any fiscal year should not exceed the greater of US$750 million and 50% of EBITDAS for such fiscal year.

•	Amendments to the credit agreement and the French revolver credit agreement dated December 12, 2008

An amendment to the credit agreements was signed on December 12, 2008. Such amendments gave the Group a larger flexibility with respect to (i) the acquisition of companies through a tender offer process, (ii) share buyback and (iii) recapitalization of subsidiaries that are not Guarantors under the credit agreements.

In consideration of such amendments, the Company:

(i) repaid US$50 million on the signature date of such amendments on December 2008, and

(ii) in 2009, repaid an additional US$100 million paid in four quarterly installments of US$25 million, in addition to the repayment initially scheduled amounting to US$2,5 million by quarters. Half of these additional payments (US$75 million) corresponded to early payment of compulsory reimbursements to be made in the first semester of 2010.

•	U.S.$1,140 million Senior Facilities dated January 12, 2007

On January 12, 2007, the Group entered into a US$1.140 billion senior secured credit agreement with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto, pursuant to which credit agreement the Group borrowed a US$1.0 billion senior secured “Term Loan B” and obtained a US$140 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). We repaid US$100 million on June 29, 2007 of the “Term Loan B” early.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The interest rate applicable to the term loan facility was LIBOR + 200 bps. The interest rate applicable to the U.S. revolving facility of U.S.$140 million was LIBOR + 225 bps.

Pursuant to this agreement, the group was required to adhere to certain financial covenants including maximum ratio of total net debt to EBITDAS, and minimum ratio of EBITDAS less capital expenditures to total interest costs. Besides, the group was subject to affirmative and negative covenants that affect its ability, among other things, to borrow money, incur liens, dispose of assets and acquisitions and pay dividends or redeem shares.

U.S.$200 million Revolving Credit Agreement

On February 7, 2007, CGGVeritas entered into a US$200 million revolving credit agreement with Natixis as administrative agent and Crédit Suisse as collateral agent. The proceeds of this revolving credit agreement may be drawn in US$ or in €, and may be used for the general corporate purposes of the borrower. At December 31, 2009, €35 million have been drawn.

U.S.$25 million Secured Term Loan Facility

On April 30, 2007, Geomar concluded a credit facility of US$25 million. The proceeds from this credit facility were used to refinance the seismic vessel Alizé. At December 31, 2007, this facility was fully drawn. The outstanding value at December 31, 2009 is US$16.1 million.

Additional asset financing agreement

On March 13, 2006, CGG Marine Resources Norge AS concluded an asset financing agreement for US$26.5 million with a bank. The purpose of this agreement was to finance the acquisition of newly-developed “Sentinel” streamers for the vessel Symphony. This financing agreement is guaranteed by a pledge on the streamers. At December 31, 2006, this facility was fully drawn. At December 31, 2009, this facility is fully reimbursed.

Additional credit facility

On March 29, 2006, Exploration Resources concluded a credit facility of US$70 million. The proceeds from this credit facility were used to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and seismic equipment for the vessels C-Orion and Geo-Challenger. At December 31, 2006, this facility was fully drawn. The outstanding value at December 31, 2009 is US$43.5 million.

NOTE 14 —	FINANCIAL INSTRUMENTS

Because we operate internationally, we are exposed to general risks linked to operating abroad. Our major market risk exposures are changing interest rates and currency fluctuations. We do not enter into or trade financial instruments including derivative financial instruments for speculative purposes.

■	Foreign currency risk management

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2009, 2008 and 2008, more than 80% of our operating revenues were denominated in U.S. dollar while in the same time the part of our operating expenses denominated in currencies other than euros grew to approximately three-quarters. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally Norwegian kroner and British pounds.

Foreign currency sensitivity analysis

The reporting currency for the Group’s consolidated financial statements is the euro. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar. A depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar denominated earnings that are converted to euros are stated at a decreased value. Based upon the level of operations we reached in year 2009, and given the current portfolio of currencies, a 10 cents variance of the U.S. dollar against the euro would impact by approximately 40 million dollars our dollar equivalent-value results of operations.

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

Details of forward exchange contracts are as follows:

	December 31,
	2009	2008	2007

Forward sales of U.S. dollars against euros
Notional amount (in millions of US$)	157.4	418.8	255.9
— of which forward sales qualifying as cash-flow hedges	157.4	408.8	255.9
— of which forward sales not qualifying as cash-flow hedges	—	10.0	—
Weighted average maturity	43 days	83 days	70 days
Weighted average forward US$/Euro exchange rate	1.4273	1.4354	1.4065
Forward sales of U.S. dollars against British pounds
Notional amount (in millions of US$)	8.9	5.5	15.0
— of which forward sales qualifying as cash-flow hedges	8.9	5.5	15.0
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	29 days	8 days	26 days
Weighted average forward US$/£ exchange rate	1.6743	1.9781	1.9847
Forward sales of U.S. dollars against Australian dollars
Notional amount (in millions of US$)	—	—	9.5
— of which forward sales qualifying as cash-flow hedges	—	—	9.5
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	—	—	229 days
Weighted average forward US$/AUD$ exchange rate	—	—	0.8383
Forward sales of U.S. dollars against Ren-min-bi Yuan
Notional amount (in millions of US$)	—	6.5	—
— of which forward sales qualifying as cash-flow hedges	—	6.5	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	—	61 days	—
Weighted average forward US$/RMB exchange rate	—	6.8248	—

Effects of forward exchange contracts on financial statements are as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Carrying value of forward exchange contracts (see notes 5 and 12)	(0.2)	(7.6)	8.3
Fair value of forward exchange contracts	(0.2)	(7.6)	8.3
Gains (losses) recognized in profit and loss (see note 21)	1.6	(9.1)	18.7
Gains (losses) recognized directly in equity	5.2	(3.9)	(4.6)

Call contracts

There are no call contracts outstanding at December 31, 2009.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In 2008, the Group had acquired call contracts in connection with the mandatory public offer to acquire the portion of Wavefield shares not yet acquired at December 31, 2008, so as to mitigate the exchange risk related to the cash consideration of the transaction in a context of appreciation of the Norwegian Kroner against Euro.

	December 31,
	2009	2008	2007

Call NOK /Put €
Notional amount (in millions of NOK)	—	600.0	—
— of which qualifying as cash-flow hedges	—	600.0	—
— of which not qualifying as cash-flow hedges	—	—	—
Maturity	—	33 days	—
Exercise price (NOK/€)	—	9.50	—

Effects of call contracts on financial statements are as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Carrying value of call contracts	—	1.0	—
Fair value of call contracts	—	1.0	—

■	Interest rate risk management

Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Our exposure to interest rate fluctuations is reduced to the extent that part of our financial debt at December 31, 2009 consists of bond issues maturing in 2015, 2016 and 2017 and bearing a fixed interest rate. However, our sources of liquidity include a Senior “Term Loan B” credit with financial institutions charging variable interest rates. We may also use interest rate swaps to adjust interest rate exposures when appropriate based upon market conditions.

Interest rate sensitivity analysis

Our sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. In particular, the Senior Facilities are subject to interest based on U.S. dollar LIBOR. As a result, our interest expenses could increase significantly if short-term interest rates increase. Each 50 basis point increase in the LIBOR will increase our interest expense by approximately $3 million per year.

Interest rate swap contracts

There are no interest rate swap contracts outstanding at December 31, 2009.

There was one agreement at December 31, 2008, subscribed by Exploration Resources on a variable rate loan in U.S. dollars to pay the interest at fixed rate of 5.67% and to receive interest at the variable rate of the loan. This contract was designated as a cash flow hedge starting January 1, 2008. The loan was reimbursed during 2009 and the interest rate swap contract terminated.

Effects of interest rate swap on financial statements are as follows:

	At December 31,
	2009	2008	2007
	(in millions of euros)

Carrying value of interest rate swaps (see note 12)	—	(1.5)	(1.1)
Fair value of interest rate swaps	—	(1.5)	(1.1)
Gains (losses) recognized in profit and loss	—	—	(0.5)
Gains (losses) recognized directly in equity	—	(1.8)	—

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Interest rate cap contracts

There is no interest rate cap agreement as at December 31, 2009.

■	Credit risk management

We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. In 2009, the Group’s two most significant customers accounted for 6.8% and 5.3% of the Group’s consolidated revenues compared with 3.9% and 3.8% in 2008 and 4.5% and 2.8% in 2007.

■	Liquidity risk management

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as Exploration Resources, Veritas and Wavefield).

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

■	Financial instruments by categories in the Balance sheet

The impact and the breakdown of the Group’s financial instruments in the balance sheet at December 31, 2009 are as follows:

	December 31, 2009
						Debts at
	Carrying	Fair	Fair value in	Available-for-sale	Loans,	amortized
	Amount	Value	income statement	assets	receivables	cost	Derivatives
	(in millions of euros)

Non-consolidated investments	5.3	5.3		5.3
Financial and non-current assets	30.6	30.6			30.6
Notes receivables	564.1	564.1			564.1
Financial and current assets	1.4	1.4					1.4
Cash equivalents	97.8	97.8	97.8
Cash	382.6	382.6	382.6
Total assets	1,081.8	1,081.8	480.4	5.3	594.7		1.4

Financial and non-current liabilities	1.2	1.2			1.2
Financial debts(a)	1,399.0	1,919.5				1,399.0
Notes payables	179.8	179.8			179.8
Financial and current liabilities	1.6	1.6					1.6
Total liabilities	1,419.6	2,102.1			181.0	1,399.0	1.6

(a)	Financial debts include long term debt, bank overdraft facilities and accrued interest (see note 13)

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

■	Fair value information

The carrying amounts and fair values of the Group’s financial instruments are as follows:

	December 31,
	2009		2008		2007
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
	(in millions of euros)

Cash and cash equivalents	480.3	480.3	516.9	516.9	254.3	254.3
Bank overdraft facilities	2.7	2.7	8.2	8.2	17.5	17.5
Bank loans, vendor equipment financing and shareholder loans:
Variable rate	453.4	453.4	724.7	724.7	633.5	633.5
Fixed rate	931.8	1,452.3	740.3	745.8	702.2	1,106.9
Forward currency exchange contracts	(0.2)	—	(7.6)	(7.6)	8.3	8.3
Interest rate swaps	—	—	(1.5)	(1.5)	(1.1)	—
Call contracts	—	—	1.0	1.0	—	—

The Group considers the carrying value for loans receivable and other investments, trade accounts and notes receivable, other receivables, trade accounts and notes payable and other current liabilities to be the most representative estimate of fair value.

For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow (interest payments and reimbursements) analysis based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2009, the rate of 7.5% (source Bloomberg) is used to determine the fair value of high yield bonds. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.

The market value of forward sales is assessed based on forward rates, available on the financial markets for similar maturities.

NOTE 15 —	COMMON STOCK AND STOCK OPTION PLANS

The Company’s share capital at December 31, 2009 consisted of 151,146,594 shares, each with a nominal value of €0.40.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Rights and privileges related to ordinary shares

Ordinary shares give right to dividend. Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution amounted to €1,798.9 million at December 31, 2009.

Ordinary shares registered held for more than two years give a double voting right.

Issued Shares

In 2009, CGGVeritas S.A. issued 528 885 fully paid shares related to the following operations:

•	184 135 ordinary shares corresponding to allocated stock options;

•	344 750 ordinary shares corresponding to allocated performance shares.

Stock options

Pursuant to various resolutions adopted by the Board of Directors, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group.

Options granted under the May 2002 option plan, which expire eight years from the date of grant, are vested by one fifth each year from May 2002 and could not generally be exercised before 2005.

Options granted under the May 2003 option plan, which expire eight years from the date of grant, are vested by one-fourth each year from May 2003 and could not generally be exercised before May 16, 2006.

Options granted under the May 2006 option plan, which expire eight years from the date of grant, are vested by one fourth each year from May 2006 and could not generally be exercised before May 2010. Moreover, for options to subscribe for 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before May, 2010. Out of the 1,012,500 options granted in May 2006, 680,000 were granted to the executive managers of the Group.

Options granted under the March 2007 option plan, which expire eight years from the date of grant, are vested by one third each year from March 2007 and, once vested, can be exercised at anytime. For the French tax residents, the shares resulting from the exercise of those options may not be sold before March 24, 2011. Out of the 1,308,750 options granted in March 2007, 675,000 were granted to the executive officers.

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

Options granted under March 16, 2009, have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in registered form from their purchase date until March 16, 2013, inclusive, except in limited cases listed in the plan regulations. Rights to these options vest by one-third during each of the first three years of the plan. 1,002,000 stock options were allocated to 149 beneficiaries; 200,000 stock options to the Chairman and Chief Executive Officer and 125,000 stock options to the Chief Operating Officer.

The vesting for options allocated to the Chairman, Chief Executive Officer and Chief Operating Officer is subject to performance conditions based on the fulfillment of one of the following objectives:

•	a share price performance objective relative to the share price considering the SBF 120 index;

•	a share price performance objective relative to the ADS price considering the PHLX Oil Services Sector SM (OSX SM) index; or

•	a financial indicator of EBIT objective expressed in US$ and related to the target for the annual variable part of the compensation of the executive officers.

The exercise price of each option is the average market value of the share during the twenty-day period ending the day before the date the option is allocated.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Information related to options outstanding at December 31, 2009 is summarized below:

		Options
		outstanding at
		Dec. 31,	Exercise price		Remaining
Date of Board of Directors’ Resolution	Options granted	2009	per share (€)	Expiration date	duration

May 15, 2002	690,500	115,385	7.99	May 14, 2010	4.4 months
May 15, 2003	849,500	316,760	2.91	May 14, 2011	16.4 months
May 11, 2006	1,012,500	951,845	26.26	May 10, 2014	52.3 months
March 23, 2007	1,308,750	1,195,750	30.40	March 22, 2015	62.7 months
March 14, 2008	1,188,500	1,121,500	32.57	March 14, 2016	74.5 months
March 16, 2009	1,327,000	1,257,500	8.82	March 15, 2017	86.5 months

Total	6,376,750	4,958,740

A summary of the Company’s stock option activity, and related information for the years ended December 31 follows:

	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price (€)	options	price	options	price
		(weighted average exercise price in euro)

Outstanding-beginning of year	4,181,985	25.43	3,306,000	21.84	3,253,985	13.59
Granted	1,327,000	8.82	1,188,500	32.57	1,308,750	30.40
Exercised	(184,135)	7.27	(226,165)	11.55	(1,157,125)	7.89
Forfeited	(366,110)	16.09	(86,350)	22.89	(99,610)	26.94

Outstanding-end of year	4,958,740	22.35	4,181,985	25.43	3,306,000	21.84
Exercisable-end of year	2,330,733	11.33	1,728,276	18.05	1,077,935	7.90

The average price of CGGVeritas share was €12.28 in 2009, €23.74 in 2008, €36.20 in 2007.

Performance shares

On March 23, 2007, the Board of Directors implemented a performance share allocation plan. The maximum number of performance shares that may be allocated is 408,750 shares, out of which 67,500 may be allocated to the executive officers. Performance shares are allocated according to the following conditions:

•	If the realization of the performance conditions described below has been enacted by the Board of Directors, shares are issued on the latest of the two following dates : March 23, 2009 or the date of the General Shareholders’ meeting approving the financial statements for the year ended December 31, 2008.

•	The beneficiaries would be allocated the shares only if such beneficiary still has a valid employment contract with CGGVeritas or one of its subsidiaries (subject to specific conditions) at the date the two-year acquisition period expires and if the conditions of allocation are met.

•	The Board of Directors defined two general performance conditions based on the Group’s average consolidated net income per share for the year ended December 31, 2007 and 2008 and the average yearly return before tax on capital employed for the year ended December 31, 2007 and 2008 of either CGGVeritas, the Services segment, or the Equipment segment, according to the segment to which the beneficiary belongs.

•	Once allocated, the shares may not be sold for a two-year conservation period from the date of the actual allocation.

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

On March 16, 2009, the Board of Directors implemented a performance share allocation plan. It was decided to allocate a maximum amount of 516,250 performance shares to senior executives and certain other employees of the Group including 46,250 performance shares that were allocated to executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the Chief Operating Officer). These shares will be allocated at the end of a two-year allocation period expiring on the later of March 16, 2011 or the date of the shareholders’ meeting convened to approve the 2010 financial statements. Such allocation will be final provided (i) the Board resolves that the performance conditions provided for by the plan regulations, and (ii) the beneficiary is still an employee or officer of the Group upon final allocation of the shares.

The same Board of Directors held on March 16, 2009 resolved that the performance conditions set forth by the general regulations of the plan date March 23, 2007 were fulfilled; As a result, shares were allocated accordingly.

The allocated shares will have to be kept in registered form for a two-period as from the allocation date before they can be sold.

The Board of Directors meeting held on February, 24, 2010 resolved with respect to the performance shares plan of March 2008 that:

(i) only the performance condition relating to the achievement of an Average Planned Operating Income for the Equipment segment was fulfilled up to 76.5%,

(ii) only the beneficiaries of the Equipment segment will consequently be allocated performance shares up to 32.38% of their initial allocation and

(iii) the other beneficiaries will not be allocated any share.

The maximum number of shares to be issued pursuant to such plan on May 5, 2010 is 20,138.

In general, once allocated, shares attributed as part of performance share allocation plan may not be sold for a two-year conservation period from the date of the actual allocation.

The Board of Directors meeting held on February, 24, 2010 resolved that the performance conditions set forth by the general regulations of the plan dated March 14, 2008 were not fulfilled. As a result, no shares were thus allocated.

In general, once allocated, shares attributed as part of performance share allocation plan may not be sold for a two-year conservation period from the date of the actual allocation.

Compensation cost on stock options and performance shares

The following table lists the assumptions used to value the 2007, 2008 and 2009 options plan and the 2007, 2008 and 2009 performance shares allocation plan according to IFRS 2:

				Fair value per
	Options			share at the
	granted	Volatility	Risk-free rate	grant date (€)

2007 stock options plan	1,308,750	36%	3.95%	12.65	(a)
2008 stock options plan	1,188,500	39%	3.47%	12.06
2009 stock options plan	1,327,000	50%	2.88%	4.63

			Achievement	Fair value per
	Performance shares	Annual	of performance	share at the
	granted	Turnover	Conditions	grant date (€)

2007 performance shares allocation plan	408,750	2.5%	100%	31.02	(b)
2008 performance shares allocation plan	459,250	5.0%	4%	30.58	(b)
2009 performance shares allocation plan	516,250	5.0%	13%	9.29	(b)

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(a)	the hypothetical exercise date was estimated at September 23, 2012, corresponding to the mid-term between the last acquisition date (March 23, 2010) and the end of the plan (March 23, 2015);

(b)	corresponds to CGGVeritas share price at the date of allocation

According to IFRS 2, fair value of stock options and performance shares granted since November 7, 2002 must be recognized as an expense over the life of the plan. Detail of this expense is as follows:

	Year
	2009	2008	2007
	(in millions of euros)

2006 stock options plan(a)	1.1	2.5	5.6
2007 stock options plan(b)	1.9	5.1	8.1
2008 stock options plan(c)	4.6	6.5	—
2009 stock options plan(d)	2.7	—	—
2006 performance shares plan(e)	—	1.7	4.0
2007 performance shares plan(f)	4.0	4.1	2.9
2008 performance shares plan(g)	(3.6)	3.9	—
2009 performance shares plan(h)	(3.8)	3.9	—
	0.2	—	—
Total recognized expense according to IFRS 2	10.7	23.8	20.6

(a)	of which €0.6 million for the executive managers of the Group in 2009; €1.3 million in 2008 and €2.7 million in 2007;

(b)	of which €1.0 million for the executive managers of the Group in 2009; € 2.6 million in 2008 and 3.9 million in 2007;

(c)	of which €2.2 million for the executive managers of the Group in 2009; €3.2 million in 2008;

(d)	of which €1.2 million for the executive managers of the Group in 2009;

(e)	of which €0.3 million for the executive managers of the Group in 2008 and €0.7 million in 2007;

(f)	of which €0.7 million for the executive managers of the Group in 2009, €0.7 million in 2008 and €1.5 million in 2007;

(g)	of which €(0.4) million for the executive managers of the Group in 2009; €0.4 million in 2008;

(h)	of which €0.04 million for the executive managers of the Group in 2009.

NOTE 16 —	PROVISIONS

Detail of provisions for liabilities and charges is as follows:

	Balance at					Balance at
	31 December,		Deductions	Deductions		31 December,
	2008	Additions	(used)	(non used)	Others(a)	2009
	(in millions of euros)

Provisions for restructuring costs	2.5	27.2	(1.6)	—	(0.6)	27.5
Provisions for onerous contracts(b)	10.1	0.6	(6.7)	—	1.7	5.7
Provisions for litigations	0.6	1.5	(0.1)	—		2.0
Provisions for staff relocation	3.3	—	(1.7)	—	0.3	1.9
Other provisions related to contracts	2.1	1.4	(1.9)	—	0.2	1.8
Provisions for demobilization costs	1.8	0.9	(1.4)	—	(0.1)	1.2
Other current provisions	0.3		(0.2)	—		0.1
Total current provisions	20.7	31.6	(13.6)	—	1.5	40.2
Retirement indemnity provisions	25.5	6.9	(6.8)	—	5.0	30.6
Provisions for tax contingencies	30.6	2.0	(2.7)	—	(3.4)	26.5
Provisions for unfavorable contracts(b)	—	—	—	—	21.5	21.5
Customers Guarantee provisions	10.6	10.9	(7.6)	—	0.3	14.2
Provisions for customs and other contingencies	11.8	0.2	(1.7)	—		10.3
Other non current provisions	3.9	—	—	—	(2.4)	1.5
Total non current provisions	82.4	20.0	(18.8)	—	21.0	104.6

Total provisions	103.1	51.6	(32.4)	—	22.5	144.8

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(a)	includes the effects of exchange rates changes, variations in scope and reclassifications.

(b)	the column “other” for Current and non current provisions for onerous and unfavorable contracts includes fair value adjustments on Wavefield’s unfavorable contracts amounting to respectively €1.9 and €21.5 million. The adjustments on Wavefield’s unfavorable contracts globally amount to €32.3 million as of December 31, 2009 (Note 2).

Provision for restructuring costs

The 2009 allowance relates to the marine restructuring plan. It includes a €20.0 million reserve relating to the redundancy plan and a €7.1 million reserve relating to de-rigging costs as of December 31, 2009 (see Note 21).

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

In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the management board of Sercel Holding. Contributions of €2.0 million on this pension plan were paid in 2007. No contribution was paid in 2009 and 2008.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The status of the retirement indemnity plans is as follows:

	December 31,
	2009	2008	2007	2006
	(in millions of euros)

Amount recognized in the balance sheet
Present value of the obligation(a)	85.1	68.4	79.9	21.0
Fair value of plan assets	(39.4)	(28.2)	(37.1)	(5.2)
Deficit (surplus) of funded plans	45.7	40.2	42.8	15.8
Unrecognized past service cost(b)	(15.4)	(15.0)	(16.3)	(3.2)
Payroll tax	0.3	0.3	—	—
Net liability (asset) recognized in balance sheet	30.6	25.5	26.5	12.6
Amounts recognized in the income statement
Current service cost	3.1	2.9	2.5	1.4
Interest cost	4.1	4.1	2.9	0.9
Expected return on plan assets	(1.7)	(2.1)	(1.7)	(0.2)
Amortization of past service costs	1.2	1.2	0.4	0.6
Payroll tax	0.2	0.2	—	—
Net periodic expense(c)	6.9	6.3	4.1	2.7
Movements in the net liability recognized in the balance sheet
Net liability at January 1	25.5	26.5	12.6	10.0
Expense as above	6.9	6.3	4.1	2.7
Actuarial gains (losses) recognized in the Sorie(d)	4.3	(1.4)	6.3	1.1
Contributions paid	(5.1)	(3.0)	(12.2)	(0.6)
Benefits paid by the company	(1.7)	(2.9)	(0.7)	(0.5)
Consolidation scope entries and changes in exchange rates	0.7	(0.3)	16.8	(0.1)
Other	—	0.3	(0.4)	—
Net liability at December 31	30.6	25.5	26.5	12.6
Change in benefit obligation
Benefit obligation at January 1	68.4	79.9	21.0	18.2
Current service cost	3.1	2.9	2.5	1.4
Contributions paid	0.4	0.4	0.4	—
Interest cost	4.1	4.1	2.9	0.9
Past service cost	1.4	0.1	13.6	—
Benefits paid from plan	(2.2)	(5.6)	(0.8)	(0.5)
Actuarial (gains) losses recognized in the Sorie	6.7	(7.1)	5.3	1.1
Consolidation scope entries and changes in exchange rates	2.8	(6.2)	34.4	(0.7)
Other	0.4	(0.1)	0.6	0.6
Benefit obligation at December 31	85.1	68.4	79.9	21.0
Change in plan assets
Fair value of plan assets at January 1	28.2	37.1	5.2	5.0
Expected return on plan assets	1.7	2.1	1.7	0.2
Contributions paid	5.4	3.4	12.6	0.6
Benefits paid from plan	(0.4)	(2.8)	0.1	—
Actuarial gains and losses recognized in the Sorie	2.4	(5.7)	(1.0)	—
Consolidation scope entries and changes in exchange rate	2.1	(7.5)	17.6	(0.6)
Other	—	1.6	1.1	—
Fair value of plan assets at December 31(e)	39.4	28.2	37.1	5.2
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate(f)	5.25%	5.73%	5.44%	4.50%
Average rate of increase in future compensation(g)	3.16%	3.25%	6.15%	3.00%
Average expected return on assets(h)	5.77%	5.17%	4.15%	4.00%

(a)	In 2009 the obligation amounts to €85.1 of which €30.2 million for defined benefit plans not covered (€27.4 million in 2008 and €26.7 million in 2007).

(b)	Corresponds to the supplemental pension and retirement plan for the members of the Group’s Management Committee and members of the management board of Sercel Holding. In 2007, this item also includes the impacts of a change in the French pension scheme for € (13.5) million.

(c)	The presentation of this line item has been changed in 2008, in order to include the expected return on plan assets as part of the net periodic expense. The effect of this change in presentation for 2007 is an additional expense of €(1.7) million, and € (0.2) million in 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(d)	Sorie corresponds to the statements of income and expenses attributable to shareholders. Cumulated actuarial gains and losses recognized in the Sorie amount to €17.7 million as at December 31, 2009.

(e)	The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	December, 31
	2009	2008	2007

Equity securities	32%	30%	43%
Debt securities	59%	27%	22%
Real estate	6%	7%	6%
Other	3%	36%	28%

(f)	The discount rate for entities belonging to the “euro zone” is 4.90%. It has been defined by comparison to the following rates at December 31, 2009:

•	Bloomberg Corporate 20 years: 5.00%

•	IBOXX 10 + AA: 5.09%

•	IBOXX 10 + AA Financial: 6.24%

•	IBOXX 10+ AA Non Financial: 4.58%

For entities not included in the “euro zone”, the discount rates used are 5.80% for the United Kingdom, 6.00% for the United States and 4.50% for Norway.

An increase of 0.25% of the discount rate would decrease the DBO by €3.1 million, and a decrease of the discount rate of 0.25% would increase the DBO by €3.3 million.

(g)	An increase of 0.25% of the average rate would increase the future compensation by €1.4 million, and a decrease of the average rate of 0.25% would decrease the future compensation by €1.3 million. This estimate is calculated on 81% of the global obligation.

(h)	Plan assets are located in the UK (81%), in Norway (13%) and in France (6%). The average expected return on assets is determined based on long term return by asset category assumptions at December 31, 2009. The average expected return on assets is 5.77%. For the UK, this return is given by asset category: 6.9% for stocks, 5.1% for bonds, 6.9% for property and 3.5% other.

Plan assets are placed mainly in stocks, bonds and cash. Actuarial gains and losses on plan assets correspond to the difference between actual and expected return on plan assets (€2.4 million in 2009, €(5.7) million in 2008 and €(1.0) million in 2007). A decrease of 0.25% of the expected return on assets rate would result in a decrease of €0.1 million of the expected return of assets in 2010. In 2009, the actual return on plan assets amounts to €4.1 million, corresponding to €1.7 million expected return and €2.4 million experience actuarial gains.

Estimated contributions to plan assets in 2010 amount to €5 million.

NOTE 17 —	OTHER NON-CURRENT LIABILITIES

Detail of other non-current liabilities is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Deposit and guarantees	1.2	1.4	1.2
Research and development subsidies	5.2	5.5	5.4
Profit sharing scheme	25.5	23.0	20.4

Other non-current liabilities	31.9	29.9	27.0

NOTE 18 —	CONTRACTUAL OBLIGATIONS. COMMITMENTS AND CONTINGENCIES

Contractual obligations — capital leases

The Group leases land, buildings and geophysical equipment under capital lease agreements expiring at various dates during the next five years. In addition, the Group operates seismic vessels under charter agreements over one to eight year periods.

On June 13, 2008, CGGVeritas Services SA entered into a lease agreement with Genefim and Finamur to finance the construction of Services’ new headquarters in Massy. A construction contract has been entered into between the two lessors, which own the building, and Bouygues Immobilier. The total value of the contract is approximately €104 million and it will take effect as of the building’s completion, i.e. in 2010 and for a twelve-year period. CGGVeritas Services SA has a purchase option exercisable from the end of the sixth year until the end of the

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

lease agreement. In 2009, an amendment was signed following the decision to enter into an interest rate swap contract.

Contractual obligations — operating leases

Other lease agreements relate primarily to operating leases for offices and computer equipment.

Rental expense was €352.6 million in 2009, €311.6 million in 2008, €236.8 million in 2007.

Contractual obligations — present payments in future periods

The following table presents payments in future periods relating to contractual obligations as of December 31, 2009:

	Payments due by period
	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total
		(in millions of euros)

Long-term debt obligations:
— Repayments : fixed rates	—	—	—	881.5	881.5
— Repayments : variables rates(a)	60.7	48.4	359.2	—	468.3
— Bonds and senior facilities interests	72.2	144.4	144.4	93.2	454.2

Total Long-term debt flows	132.9	192.8	503.6	974.7	1,804.0
— Capital Lease Obligations (in operation):
— Capital Lease Obligations : fixed rates	38.5	21.0	9.5	3.0	72.0
— Capital Lease Obligations : variables rates(a)	18.4	26.8	4.8	0.8	50.8

Total Capital Lease Obligations	56.9	47.8	14.3	3.8	122.8
Operating Leases (in operation)	129.0	181.3	134.6	71.2	516.1

Total Contractual Obligations(b)	318.8	421.9	652.5	1,049.7	2,442.9

(a)	Payments are based on the variable rates applicable as of December 31, 2009,

(b)	Payments in foreign currencies are converted in euros at December 31, 2009 exchange rates.

The following table presents reconciliation between capital lease obligations and capital lease debts as of December 31, 2009:

	Less than		After
	1 year	1-5 years	5 years	Total
	(in millions of euros)

Capital Lease Obligations	56.9	62.1	3.8	122.8
Discounting	3.1	6.7	0.9	10.7

Capital lease debt (see note 13)	53.8	55.4	2.9	112.1

Other commitments

Outstanding commitments at December 31, 2009 include the following:

	December 31,
	2009	2008	2007
	(in millions of euros)

Guarantees issued in favor of clients(a)	297.2	271.5	338.7
Guarantees issued in favor of banks(b)	52.5	38.7	19.4
Other guarantees and commitments(c)	468.8	92.5	35.4

Total	818.5	402.7	393.5

(a)	Guarantees issued in favor of clients relate mainly to guarantees issued by the Company to support bids made at the subsidiaries level.

(b)	Guarantees issued in favor of banks related mainly to guarantees issued by the Company to support credit facilities made at the subsidiaries level.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(c)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations.

In 2009, CGGVeritas SA delivered a guarantee in favor of Eidesvik as security for the fulfillment of Exploration Investment Resources II obligations according to the time charter agreement signed in May 2009. This guarantee amounts to €371 million.

The duration of the guarantees and commitments is as follows:

	Due date
	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total
		(in millions of euros)

Guarantees issued in favor of clients	223.1	17.7	56.4	—	297.2
Guarantees issued in favor of banks	52.5	—	—	—	52.5
Other guarantees and commitments	76.3	20.5	0.1	371.9	468.8
Total	351.9	38.2	56.5	371.9	818.5

In addition, the Group’s agreements for the disposal of certain activities contain customary, reciprocal warranties and indemnities.

On October 9, 2009, we exercised the extension option of our time charter agreement with Eidesvik for the seismic vessel Vantage. The time charter agreement was extended for a period of two years starting April 2010 corresponding to a total commitment of approximately U.S.$15 million.

In 2008, CGGVeritas and Eidesvik amended their agreement for Eidesvik to supply to CGGVeritas two X-Bow vessels to be newly built, for a total contract value of approximately U.S.$420 million (U.S.$377 million previously). On May 29, 2009, CGGVeritas and Eidesvik amended their 12-year time charter agreement to postpone the date of delivery of two newly-built seismic vessels to the second half of 2010 and 2011.

In 2008, in connection with the acquisition of Wavefield, CGGVeritas SA deposited in cash the equivalent of the banking guarantee issued in accordance with the provisions of Chapters 6-10 of the Norwegian Securities Trading Act., the cash refund being subject to the waiver of the guarantee, for NOK639 million (€65 million). This deposit is nil as of December 31, 2009.

In 2008, CGGVeritas signed a Letter of Intent to charter from Swire Pacific Offshore a newly built 2D seismic vessel the Pacific Finder. The contract value amounts to approximately U.S.$83 million over a period of eight years. At the term of the eight years charter, CGGVeritas has both a purchase option and an option for another eight years charter extension. The seismic vessel should be delivered early 2011.

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

On July 7, 2008, we brought suit against Arrow Seismic ASA in order to seek compensation for the loss we suffered (approximately U.S.$70 million at the date of the claim) following Arrow Seismic ASA’s withdrawal from negotiations for the construction of a 3D seismic vessel. The negotiations were terminated after Arrow Seismic ASA was acquired by PGS. Discussions between us and Arrow Seismic ASA were at such an advanced stage that, in the Group’s view, the parties were contractually committed. A judgment was rendered on April 8, 2009 in favor of Arrow Seismic ASA. CGGVeritas has decided not to appeal.

On October 20, 2006, a complaint was filed by ION against our subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleged that several of Sercel Inc.’s seismic data acquisition products that include micro electromechanical systems (MEMS) infringe a U.S. patent allegedly owned by ION. During 2008, the discovery was completed and the Court provided a claim construction opinion. The court has found that three of the seven claims of the patent are invalid for indefiniteness and one claim is not infringed. Notwithstanding the jury decision of January 2010 (see Note 30), we do not believe this litigation will eventually

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

have a material adverse effect on our financial position or profitability. Thus, no provision was recorded in the consolidated financial statements, except for the fees related to prepare the defense.

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

Our geophysical services segment comprises:

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Marine contract: seismic data acquisition marine undertaken by us on behalf of a specific client;

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and

•	Processing & Imaging: processing and imaging and interpretation of geophysical data, data management and reservoir studies for clients.

Our equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, is our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

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

Identifiable assets are those used in the operations of each industry segment. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents. Due to the constant changes in work locations, the group does not track its assets based on country of origin or ownership.

Identifiable liabilities are those used in the operations of each industry segment. Unallocated and corporate liabilities consist primarily of corporate financial debts.

In 2009, the Group’s two most significant customers accounted for 6.8% and 5.3% of the Group’s consolidated revenues compared with 3.9% and 3.8% in 2008 and 4.5% and 2.8% in 2007.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Analysis by operating segment

	Geophysical	Geophysical	Eliminations and		Consolidated
2009	services	equipment	Adjustments		Total
		(in millions of euros)

Revenues from unaffiliated customers	1,708.5	524.7	—		2,233.2
Inter-segment revenues	0.5	91.5	(92.0)		—

Operating revenues	1,709.0	616.2	(92.0)		2,233.2
Other income from ordinary activities	4.3	3.2	—		7.5

Total income from ordinary activities	1,713.3	619.4	(92.0)		2,240.7

Operating income (loss)	(258.8)	133.8	(35.6	)(a)	(160.6)

Equity income (loss) of investees	7.4	0.9	—		8.3
Capital expenditures(b)	420.5	33.9	(33.3)		421.1
Depreciation and amortization(c)	(469.1)	(28.8)	20.4		(477.5)
Assets write-downs(d)	(334.8)	—	—		(334.8)
Investments in equity method companies	17.1	4.0	—		21.1
Identifiable assets	3,937.8	735.5	(336.7)		4,336.6
Unallocated and corporate assets					584.6

Total assets					4,921.2

of which equity method companies					5.3

Identifiable liabilities	836.5	250.9	(133.8)		953.6

Unallocated and corporate liabilities					1,266.1

Total liabilities					2,219.7

(a)	Includes general corporate expenses of €30.9 million for year ended December 31, 2009.

(b)	Includes (i) investments in multi-client surveys of €229.3 million, (ii) equipment acquired under capital lease of €22.2 million, (iii) capitalized development costs in the Services segment of €12.8 million, and (iv) capitalized development costs in the Equipment segment of €1.5 million for year ended December 31, 2009.

(c)	Includes multi-client surveys depreciation of €289.3 million for year ended December 31, 2009.

(d)	Includes multi-client surveys impairment of € 63.8 million (Note 10), vessel and seismic assets write-down of € 53.4 million (Note 21) and goodwill impairment of €217.6 million for year ended December 31, 2009 (Note 11).

	Geophysical	Geophysical	Eliminations and		Consolidated
2008	services	equipment	Adjustments		Total
		(in millions of euros)

Revenues from unaffiliated customers	1,837.3	765.2	—		2,602.5
Inter-segment revenues	0.6	66.9	(67.5)		—

Operating revenues	1,837.9	832.1	(67.5)		2,602.5
Other income from ordinary activities	—	1.7	—		1.7

Total income from ordinary activities	1,837.9	833.8	(67.5)		2,604.2

Operating income (loss)	353.0	268.1	(80.5	)(a)	540.6

Equity income (loss) of investees	6.0	(3.0)	—		3.0
Capital expenditures(b)	504.2	26.3	(25.3)		505.2
Depreciation and amortization(c)	(467.7)	(22.5)	(4.1)		(494.3)
Identifiable assets	4,561.1	767.1	(289.0)		5,039.2
Unallocated and corporate assets					595.0

Total assets					5,634.2

of which equity method companies					72.9

Identifiable liabilities	1,170.7	254.9	(154.0)		1,271.6

Unallocated and corporate liabilities					1,364.0

Total liabilities					2,635.6

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(a)	Includes general corporate expenses of €46.7 million for year ended December 31, 2008.

(b)	Includes (i) investments in multi-client surveys of €343.4 million, (ii) no equipment acquired under capital lease, (iii) capitalized development costs in the Services segment of €11.2 million, and (iv) capitalized development costs in the Equipment segment of €2.5 million for year ended December 31, 2008.

(c)	Includes multi-client surveys amortization of €260.8 million for year ended December 31, 2008.

	Geophysical	Geophysical	Eliminations and		Consolidated
2007	services	equipments	Adjustments		Total
		(in millions of euros)

Revenues from unaffiliated customers	1,694.5	679.6	—		2,374.1
Inter-segment revenues	0.7	108.9	(109.6)		—

Operating revenues	1,695.2	788.5	(109.6)		2,374.1
Other income from ordinary activities	0.2	1.0	—		1.2

Total income from ordinary activities	1,695.4	789.5	(109.6)		2,375.3

Operating income (loss)	304.9	266.2	(82.0	)(a)	489.1

Equity income (loss) of investees	4.4	(0.2)	—		4.2
Capital expenditures(b)	614.1	25.6	(42.2)		597.5
Depreciation and amortization(c)	(479.2)	(19.8)	11.5		(487.5)
Identifiable assets	3,953.3	659.4	(285.7)		4,327.0

Unallocated and corporate assets					320.0

Total assets					4,647.0

of which equity method companies					44.5

Identifiable liabilities	948.4	242.7	(196.6)		994.5

Unallocated and corporate liabilities					1,226.7

Total liabilities					2,221.2

(a)	Includes general corporate expenses of €54.3 million for year ended December 31, 2007.

(b)	Includes (i) investments in multi-client surveys of €371.4 million, (ii) no equipment acquired under capital lease, (iii) capitalized development costs in the Services segment of €5.0 million, and (iv) capitalized development costs in the Equipment segment of €3.2 million for year ended December 31, 2007.

(c)	Includes multi-client surveys amortization of €308.5 million for year ended December 31, 2007.

Analysis by geographic zone

Analysis of operating revenues by location of customers

	2009		2008		2007
	(in millions of euros)

North America	501.5	22.5%	725.0	27.9%	734.6	30.9%
Central and South Americas	156.8	7.0%	203.2	7.8%	244.0	10.3%
Europe, Africa and Middle East	982.1	44.0%	1,045.2	40.2%	767.2	32.3%
Asia Pacific	592.8	26.5%	629.1	24.1%	628.3	26.5%

Consolidated total	2,233.2	100%	2,602.5	100%	2,374.1	100%

Analysis of operating revenues by category

	2009		2008		2007
	(in millions of euros)

Sales of goods	506.6	22.7%	748.9	28.8%	646.5	27.2%
Services rendered	1,581.1	70.8%	1,667.7	64.1%	1,445.1	60.9%
After-sales on multi-client surveys	134.2	6.0%	175.7	6.7%	278.0	11.7%
Leases	11.3	0.5%	10.2	0.4%	4.5	0.2%

Consolidated total	2,233.2	100%	2,602.5	100%	2,374.1	100%

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 20 —	RESEARCH AND DEVELOPMENT EXPENSES

Analysis of research and development expenses is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Research and development costs — gross, incurred	(85.1)	(68.8)	(63.0)
Development costs capitalized	14.3	13.7	8.2
Research and development expensed	(70.8)	(55.1)	(54.8)
Government grants recognized in income	8.7	11.3	3.5

Research and development costs — net	(62.1)	(43.8)	(51.3)

Research and development expenditures related primarily to:

•	for the geophysical services segment, projects concerning data processing services and marine acquisition; and

•	for the equipment segment, projects concerning seismic data recording equipment.

NOTE 21 —	OTHER REVENUES AND EXPENSES

	December 31,
	2009	2008	2007
	(in millions of euros)

Impairment of multi-client surveys	(63.8)	—	—
Impairment of assets	(53.4)	(30.2)	—
Restructuring costs	(27.2)	(1.4)	(0.9)
Variation of reserves for restructuring	(25.6)	(1.9)	0.3
Other non-recurring revenues (expenses)	0.3	8.3	—

Non-recurring revenues (expenses) — net	(169.7)	(25.2)	(0.6)
Exchange gains (losses) on hedging contracts	1.6	(9.1)	18.7
Gains (losses) on sales of assets	0.3	(2.1)	0.3

Other revenues (expenses) — net	(167.8)	(36.4)	18.4

Year ended December 31, 2009

Marine restructuring plan

Due to market conditions and marine overcapacity, we introduced measures in June 2009 to restructure our marine business line. This restructuring plan has led to the de-rigging of nine seismic vessels (of which three are scheduled for 2010) and to a redundancy plan covering more than 300 persons. The total cost of the restructuring plan is €102.4 million (US$144.0 million).

We recognized €53.4 million of vessel and related equipment write-downs, including those linked to our seismic vessels Princess and Venturer. De-rigging costs amounted to €30.2 million, including a €7.1 million reserve as of December 31, 2009. Redundancy plan costs amounted to €22.2 million, including a €20.0 million reserve as of December 31, 2009.

Gains on sales of seismic vessels amount to €3.4 million (US$4.8 million).

Impairment of multi-client surveys

As part of the impairment test of the multi-client survey library, we recognized an impairment loss of €63.8 million (U.S.$88.9 million) on the Veritas data library acquired before 2007, being remembered that the book value of most of those surveys was written up during the purchase price allocation performed in 2007.

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

Restructuring costs and reserves for a total of €3.3 million related to the restructuring of Sercel Australia.

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

“Gain on sale of assets” included primarily a gain of €2.8 million on the disposal of Eastern Echo shares and a loss of €1.7 million on damaged seismic recording equipment of the one of our seismic vessel.

NOTE 22 —	COST OF FINANCIAL DEBT

Cost of financial debt includes expenses related to financial debt, composed of bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.

Analysis of cost of financial debt is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Current interest expenses related to financial debt	(100.2)	(90.1)	(109.7)
Amortization of deferred expenditures on financial debts	(7.5)	(2.9)	(12.0)
Income provided by cash and cash equivalents	2.5	9.2	12.6

Cost of financial debt, net	(105.2)	(83.8)	(109.1)

As described in note 13, we issued US$350 million principal amount of 9 1/2% senior notes due 2016 on June 9, 2009. Related interest expenses amounted to €13 million for fiscal year 2009.

On October 30, 2009, we repaid US$100 million of our “Term Loan B” senior facility. Accelerated amortization of deferred expenditures was recorded for €2.1million.

On May 21 and 27, 2009, we amended our US senior facilities agreement and our French revolving facility agreement, respectively. In consideration of these amendments, we repaid US$100 million of our “Term Loan B” senior facility and increased the applicable margin for all borrowings under the US senior facilities and French revolving facility by 1.0%. The unamortized portion of the deferred expenditures linked to these negotiations amounted to €2.7 million.

On December 12, 2008, we repaid US$50 million of our “Term Loan B” senior facility.

On June 29, 2007, we repaid US$100 million of our “Term Loan B” senior facility used to finance Veritas acquisition. The unamortized portion of the deferred expenditures linked to this redemption amounted to €1.5 million.

On February 2007, we fully repaid the US$700 million credit facility used to finance Veritas acquisition and borrowed on January 12, 2007. The unamortized portion of the deferred expenditures linked to this redemption amounted to €7.3 million and was recognized as “Cost of financial debt”.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 23 —	OTHER FINANCIAL INCOME (LOSS)

Analysis of other financial income (loss) is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Exchange gains (losses) net	(7.7)	(7.9)	0.7
Other financial income (expenses)	(3.5)	(3.6)	(5.9)

Other financial income (loss)	(11.2)	(11.5)	(5.2)

Other financial expenses include commitment fees and tax penalties for approximately €2.2 million and €1.3 million net expenses relating to financial instruments.

NOTE 24 —	INCOME TAXES

Income tax

Income tax benefit (expense) consists of:

	December 31,
	2009	2008	2007
	(in millions of euros)

France
Current taxes expense before use of carry-forward losses	—	—	(30.2)
Adjustments on income tax recognized in the period for prior periods(a)	(2.3)	0.4	(2.8)
Current taxes income after use of carry-back losses	—	32.1	—
Deferred taxes on temporary differences(b)	18.1	(4.2)	(0.9)
Deferred taxes arising from previously unrecognized deferred tax on temporary differences	—	—	—
Deferred taxes arising from previously unrecognized deferred tax income	—	—	—

Total France	15.8	28.3	(33.9)

Foreign countries
Current income taxes(c)	(75.2)	(112.9)	(126.0)
Adjustments on income tax recognized in the period for prior periods(d)	8.7	2.9	(0.5)
Deferred taxes on temporary differences for the period	31.2	(14.5)	16.8
Deferred taxes on temporary differences in the period for prior periods(e)	15.8	—	—
Deferred taxes on currency translation	5.0	(17.5)	11.0
Deferred tax benefits arising from previously unrecognized tax loss	8.5	5.4	3.2

Total Foreign countries	(6.0)	(136.6)	(95.5)

Total income tax benefit (expense)	9.8	(108.3)	(129.4)

(a)	Corresponds to the 2007 tax audit and to the correction of 2008 carry-back.

(b)	Deferred tax asset on temporary differences in the period, recognized up to the deferred tax liabilities’ position.

(c)	Includes withholding taxes

(d)	Includes prior years tax adjustments amounting to €6.9 million; and the positive impact of the application of the new Norwegian tonnage tax for € 1.8 million.

(e)	Corresponds to the losses carry forward recognized as deferred tax assets in the UK and amounting to €7.3 million.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

	2009	2008	2007
	(in millions of euros)

Net income (loss)	(258.9)	340.0	249.6
Income tax	9.8	(108.3)	(129.4)
Income before tax	(268.7)	448.3	379.0
Differences on tax basis :
Equity investment companies income	(8.3)	(3.0)	(4.2)
Theoretical tax basis	(277.0)	445.3	374.8
Enacted tax rate in France	34.43%	34.43%	34.43%
Theoretical tax	95.4	(153.3)	(129.0)
Differences on tax :
Differences in tax rates between France and foreign countries	(18.8)	6.4	1.7
Non-deductible part of dividends	(0.7)	(2.8)	(0.2)
Adjustments on the tax expense recognized in the period for the previous years	6.4	3.3	(0.5)
Other permanent differences(a)	(89.0)	167.8	(15.4)
Adjustments on the deferred tax expense recognized in the period for the previous years	15.8	—	—
Tax on carry-forward losses net on the French tax group not recognized in the income statement(b)	(24.9)	(92.7)	—
Foreign deferred tax unrecognized on losses of the period(c)	(8.2)	(12.4)	(5.1)
Other unrecognized deferred tax in income statement on previous years	8.5	5.4	3.2
Income tax and deferred tax on Argas net income (equity method company)(d)	(1.6)	(0.5)	(0.7)
Deferred tax on currency translation adjustments(e)	5.0	(17.5)	11.0
Current and deferred tax on income subject to Norwegian tonnage tax system and other countries where the tax rate is nil	2.5	6.0	7.0
Others(f)	19.4	(18.0)	(1.4)
Income tax	9.8	(108.3)	(129.4)

(a)	In 2009, permanent differences include primarily the impact of the goodwill impairment, amounting to €60.3 million.

In 2008, it resulted mainly from the losses on internal disposals of investments performed as part of the Services segment legal reorganization, and included a tax asset of €25 million corresponding to the 2007 carry back.

(b)	In 2008 and 2009, corresponds to the deficit of the French tax group not activated due to short and medium term uncertainties in using the losses carried forward.

(c)	In 2009, corresponds to the unrecognized deferred taxes on losses for the period in Norwegian and Swiss subsidiaries regarding the marine restructuring plan.

(d)	CGGVeritas, as shareholder of Argas, is directly required to pay income tax for Argas in Saudi Arabia for its share in Argas.

(e)	Corresponds to the currency translation adjustment related to the translation in functional currency (U.S. dollar) of Norwegian and entities’ books in local currency.

(f)	In 2009, includes the impact of the Services segment legal reorganization. In 2008, it corresponded to unrecognized deferred tax assets on temporary differences in Norway.

Net operating loss carried forward

Net operating loss carried forward available in France and in foreign jurisdictions, and not recognized as deferred tax assets at December 31, 2009, amounted to €374.1 million and are currently scheduled to expire as follows:

	France	Foreign countries
	(in millions of euros)

2010	—	3.0
2011 and thereafter	—	13.5
Available indefinitely	273.7	83.9
Total	273.7	100.4

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The Group records valuation allowances on any deferred tax asset recognized on carry forward losses for entities that have a recent history of generating losses or for which there is a dispute with tax authorities.

Deferred tax assets and liabilities

The reconciliation of net deferred tax is as follows:

	December 31,
	2009	2008	2007
	(in millions of euros)

Non-deductible provisions (including pensions and profit sharing)	51.1	11.7	19.7
Tangible assets	35.3	20.4	23.9
Effect of currency translation adjustment not recognized in income statement	3.3	(8.3)	10.5
Multi-client surveys (including deferred revenues)	(44.1)	(5.4)	(17.9)
Assets reassessed in purchase price allocation of acquisitions	(80.7)	(102.8)	(99.1)
Development costs capitalized	(12.7)	(11.0)	(8.5)
Incomes and losses subject to U.S. taxation system	1.9	0.7	(17.9)
Other deferred revenues	(9.3)	(9.6)	(0.2)
Financial instruments	0.8	1.0	(1.6)
Others	(7.8)	(17.7)	1.4

Total deferred tax assets net of deferred tax (liabilities) related to timing differences	(62.2)	(121.0)	(89.7)
Tax losses carried forward	15.8	6.4	13.4
Total deferred tax assets net of deferred tax (liabilities)	(46.4)	(114.6)	(76.3)

Tax position and tax audit

The tax audit of CGGVeritas SA by the French tax authorities covering the 2006 and 2007 fiscal years has been terminated, with no significant adjustments. An adjustment to tax on salary has been objected.

The Group has contested the tax authorities position related to the tax audit of CGGVeritas Services SA covering the 2005 and 2006 fiscal years and does not expect material consequences.

The tax audit of CGGVeritas Services Holding (US) Inc consolidated group by the US tax authorities covering the tax period ended January 12, 2007 has been terminated with no adjustment.

The Group has contested the tax authorities’ position related to the tax audit of CGG Americas covering fiscal years 2006 and 2007 and does not expect material consequences.

The various US State Tax and Sales and Use tax audits were terminated with no material adjustments.

CGGVeritas has litigation with Indian Tax administration regarding the application of the specific regime dedicated to activities in connection with exploration of mineral oil (subject to 4.2% withholding tax) for years 2006 to 2009. Indian Tax Administration has changed its interpretation, by asking for a 10.0% withholding tax although no new text has been issued. The whole industry being concerned, this issue will be handled by the Indian Supreme Court. The Group expects that its position is likely to prevail.

The City of Rio (Brazil) has claimed €30.6 million euros (86.6 million Brazilian reals) against Veritas do Brazil and €20.2 (57 million Brazilian reals) to CGG do Brazil concerning tax on services (ISS) relative to the years 2001 to 2008, which we contested. No new event relating to this claim occurred in 2009.

With a retroactive effect of January 1 2008, Exploration Investment Resources II opted for the new Norwegian tonnage tax system, which led to the reversal of the deferred tax liability related to the purchase price allocation of Exploration Resources acquisition for an amount of US$3.8 million.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Effective January 1, 2007, the Group opted in the United States for a new tax amortization method for its multi-client library, based on the “Geology & Geophysics” method and on the long-term contract method.

NOTE 25 —	PERSONNEL

The analysis of personnel is as follows:

	Year ended December 31,
	2009	2008(b)	2007

Personnel employed under French contracts performing Geophysical services	962	956	893
Personnel employed under French contracts in the Equipment segment	843	854	765
Personnel employed under local contracts	5,695	6,035	5,699

Total(a)	7,500	7,845	7,357

Including field staff of:	1,758	1,724	1,327

(a)	At December 31, 2008 the personnel of Wavefield was included for:

Personnel employed under local contracts	396
Total	396
Including field staff of	236

(b)	The Personnel employed under local contracts at December 31, 2008 was adjusted to reflect changes in the definition of seasonal workers implemented in 2009.

The total cost of personnel employed by consolidated subsidiaries was €605.8 in 2009, €575.7 million in 2008, €528.3 million in 2007.

NOTE 26 —	DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS’ REMUNERATION

Directors, Board and Executive Committee members’ remuneration was as follows:

	Year ended December 31,
	2009	2008	2007
	(in euros)

Short-term employee benefit paid(a)	4,437,927	5,270,989	5,807,202
Attendance fees	640,000	595,000	595,000
Long-term employee benefit — pension(b)	135,124	119,507	18,314
Long-term employee benefit — supplemental pension(c)	1,270,460	1,195,530	593,102
Share-based payments(d)	5,708,145	8,506,575	8,891,212

(a)	Excludes tax on salary

(b)	Cost of services rendered and interest cost

(c)	Cost of services rendered and interest cost and amortization of past service cost on the supplemental pension implemented by the end of 2004.

(d)	Expense in the income statement related to the stock options and performance shares plans.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 27 —	RELATED PARTY TRANSACTIONS

The Group provides services to related parties, contracts associated with these services are concluded at arm’s length. The Group also receives in counterpart services from related parties.

	2009	2008	2007
	(in millions of euros)

Sales of geophysical equipment to Argas	27.7	63.5	25.5
Equipment rentals to Argas	38.2	—	—
Charter revenues received from Veri Illuk	16.7	—	—
Charter revenues received from LDA for the Alizé	10.0	7.8	8.2
Technical consulting services to Argas	8.1	4.5	—
Sales of geophysical equipment to JV Xian Peic	5.9	3.3	4.2

Income	106.6	79.1	37.9

Charter expenses and ship management to Norwegian Oilfield AS	22.8	—	—
Equipment rentals from Argas	14.9	—	—
Expenses paid for Alizé ship management to LDA	10.3	5.5	6.5
Purchases of geophysical equipment from Cybernetix	9.3	3.8	1.1
Purchases of geophysical equipment from Tronic’s	5.7	7.5	8.3
Cost of services renderedby JV Xian Peic	0.6	—	—

Expenses	63.6	16.8	15.9

Trade receivables from Norwegian Oilfield AS	8.0	16.8	—
Trade receivables from Argas	6.8	—	—
Trade receivables from Veri Illuk	1.4	—	—
Trade accounts and notes receivable	16.2	16.8	—

Loan to Eidesvik Seismic Vessel AS	4.2	—	—
Loans to Cybernetix	—	2.0	—

Financial assets	4.2	2.0	—

Accounts payable to Argas	2.5	—	—
Accounts payable to Norwegian Oilfield AS	0.3	—	—
Accounts payable to Cybernetix	0.3	—	—
Accounts payable to LDA	0.3	0.4	0.2

Trade accounts and notes payables	3.4	0.4	0.2

Future rents commitments to Eidesvik Seismic Vessels AS	371.9	—	—
Future rents commitments to Norwegian Oilfield AS	131.1	—	—
Future rents commitments to LDA	35.5	49.3	54.8

Contractual Obligations	538.5	49.3	54.8

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar owner of the seismic vessel “Alizé”. Geomar provides vessel charter services to LDA.

Argas, JV Xian Peic, Cybernetix and Norwegian Oilfield AS are companies accounted for under the equity method.

Eidesvik Seismic Vessel AS, owner of two X-BOW vessels currently under construction, is accounted for under the equity method since December 31, 2009.

Tronic’s is 16% owned by the group.

No credit facility or loan was granted to the Company by shareholders during the three years.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 28 —	SUPPLEMENTARY CASH FLOW INFORMATION

In 2009, depreciation and amortization include €217.6 impairment of goodwill (see note 11).

Acquisitions in 2009 included 30.1% of Wavefield shares subject to the mandatory offer at December 31, 2008 for €62.1 million, our 49% share in Eidesvik Seismic Vessel AS for €17.1 million and additional 37% shares of Multifield acquired for €2.9 million.

Acquisitions in 2008 included Quest Geo Solutions for €4.4 million acquired cash, Metrolog for €21.5 million, and Wavefield for €(19.9) million acquired cash. These reflect total consideration €206.6 million less the €25.8 million cash held by Wavefield and less the fair value of the increase in the capital of CGGVeritas for €139.0 million, and the debt to the minority interests corresponding to the 30.1% not yet acquired at December 31, 2008 for €62.1 million.

The €1,019.1 million total acquisition in 2007 corresponded to the net investment of €993.1 million for the acquisition of Veritas (Total consideration less the €97.4 million cash held by Veritas and less the increase in the capital of CGGVeritas for €1,435.8 million), the acquisition of OHM for €22.9 million and Cybernetix shares for €3.1 million.

Proceeds from sales of assets corresponded to the sale of Ardiseis shares in 2008 and Eastern Echo shares in 2007.

The “Financial expenses paid” for 2009, 2008 and 2007 included mainly fees and interest related to the Term Loan B senior facility, and the senior notes (see note 13).

The “Impact of changes in exchange rate on financial items” corresponds notably to the elimination of the unrealized exchange gains (losses) resulting from the gross financial debt in U.S. dollars located in those subsidiaries whose functional currency is euro;

Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consisted of the following:

	Year ended December 31,
	2009	2008	2007
	(in millions of euros)

Equipment acquired under capital leases	22.2	—	0.1

The cash and cash equivalents are composed as follows:

	Year ended December 31,
	2009	2008	2007
	(in millions of euros)

Cash	382.5	422.4	169.3
Cash equivalents	97.8	77.5	85.0

Restricted cash	—	17.0	—

Total cash and cash equivalents	480.3	516.9	254.3

At December 31, 2008, the restricted cash corresponded to the part of the cash and cash equivalent of Wavefield pledged in favor of financial institutions pursuant to the guarantees issued to clients in the normal course of business.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 29 —	EARNINGS PER SHARE

The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Year
	2009	2008	2007(1)
	(in millions of euros, excepted per share data)

Net income attributable to shareholders(a)	(264.3)	332.8	245.5
Effect of dilution
Ordinary shares outstanding at the beginning of the year(b)	150,617,709	137,253,790	87,989,440
Weighted average number of ordinary shares outstanding during the year(c)	246,767	656,598	46,577,700

Weighted average number of ordinary shares outstanding(d) =(b) +(c)	150,864,476	137,910,388	134,567,140

Dilutive potential shares from 2000 stock options	—	—	27,000
Dilutive potential shares from 2001 stock options	—	112,782	238,870
Dilutive potential shares from 2002 stock options	40,366	162,126	207,755
Dilutive potential shares from 2003 stock options	241,800	304,524	369,015
Dilutive potential shares from 2006 stock options	(2)	(2)	150,275
Dilutive potential shares from 2007 stock options	(2)	(2)	(2)
Dilutive potential shares from 2008 stock options	(2)	(2)	—
Dilutive potential shares from 2009 stock options	(2)	—	—
Total dilutive potential shares from stock options	282,166	579,432	992,915

Dilutive potential shares from 2006 performance shares allocation	—	—	249,250
Dilutive potential shares from 2007 performance shares allocation	—	252,625	269,690
Dilutive potential shares from 2008 performance shares allocation	—	322,438	—
Dilutive potential shares from 2009 performance shares allocation	61,523	—	—
Total dilutive potential shares from performance shares allocation	61,523	575,063	518,940

Dilutive weighted average number of shares outstanding adjusted when dilutive(e)	151,208,165	139,064,883	136,078,995
Earning per share
Basic(a) /(d)	(1.75)	2.41	1.82
Diluted(a) /(e)	(1.75)	2.39	1.80

(1)	For the year ended December 31, 2007, number of shares and dilutive potential shares from stock options have been restated according the five-for-one split stock effective on June 3, 2008. As a consequence, number of shares and dilutive potential shares from stock options have been multiplied by 5.

(2)	Exercise price of this stock options was higher than the average run stock exchange of the share.

NOTE 30 —	SUBSEQUENT EVENTS

On January 22, 2010, we sold our seismic vessel Harmattan.

On January 29, 2010, a Texarkana jury found that Sercel Inc. infringed United States Patent No. 5,852,242 and that ION was entitled to $25.2 million in lost profits. Sercel Inc. will ask the Court to overturn the jury’s finding on several grounds, including ION’s failure to prove by a preponderance of the evidence that the patent was infringed by Sercel Inc. and the invalidity of the patent due to ION’s failure to disclose in the patent the best way of making the invention. The Court has asked the parties to brief these issues by April 2010, and Sercel does not expect any further action from the Court until this briefing is completed. The Court had previously found the product claims of the patent invalid, and one of the claims for a method of manufacturing not infringed. Sercel is confident that the products do not infringe any valid claims of the patent at in question.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

We do not believe this litigation will eventually have a material adverse effect on our financial position or profitability. Thus, no provision was recorded in the consolidated financial statements, except for the fees related to prepare the defense.

On February 9, we early exercised our purchase option for NOK250 million for the seismic vessel Geo Challenger. We also sent a termination notice for the Pacific Titan.

NOTE 31 —	LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AS OF DECEMBER 31, 2009

Certain dormant or small subsidiaries of the Group have not been included in the list below.

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

	CGGVeritas Services Holding B.V.	Amsterdam, The Netherlands	100.0
	CGGVeritas Services (UK) Holding B.V.	Amsterdam, The Netherlands	100.0
	CGGVeritas Services Holding (Latin America) B.V.	Amsterdam, The Netherlands	100.0
403 256 944	CGGVeritas Services SA	Massy, France	100.0
410 072 110	CGG Explo SARL	Massy, France	100.0
413 926 320	Geomar SAS	Paris, France	49.0
	CGGVeritas International SA	Geneva, Switzerland	100.0
	CGG Marine Resources Norge AS	Oslo, Norway	100.0
	Wavefield Inseis ASA	Oslo, Norway	100.0
	Multifield Geophysics AS	Bergen, Norway	86.0
	CGGVeritas Services (Norway) AS	Bergen, Norway	100.0
	Exploration Investment Resources II AS	Bergen, Norway	100.0
	Exploration Vessel Resources AS	Bergen, Norway	100.0
	CGGVeritas Services (UK) Ltd	Crawley, United Kingdom	100.0
	Veritas DGC Limited	Crawley, United Kingdom	100.0
	Veritas Geophysical Limited	Crawley, United Kingdom	100.0
	Wavefield Exploration Ltd	London, United Kingdom	100.0
	Viking Global Offshore Limited	St Helier, Jersey	100.0
	Geoexplo	Almaty, Kazakhstan	100.0
	Veritas Caspian LLP	Almaty, Kazakhstan	50,0
	CGG Vostok	Moscow, Russia	100.0
	CGG do Brasil Participaçoes Ltda	Rio do Janeiro, Brazil	100.0
	Veritas do Brasil Ltda	Rio do Janeiro, Brazil	100.0
	Veritas DGC Land Guatemala SA	Guatemala	100.0
	CGGVeritas Services de Mexico SA de CV	Mexico City, Mexico	100.0
	Veritas DGC (Mexico) S. de R.L. de CV	Mexico City, Mexico	100.0
	Veritas Servicios Geofisicos S. de R.L. de CV	Tabasco, Mexico	100.0
	Veritas Geoservices Ltd Sa	Caracas, Venezuela	100.0
	Veritas Geophysical (Chile) SA	Chili	100.0
	Exgeo CA	Caracas, Venezuela	100.0
	CGGVeritas Services Holding (U.S.) Inc	Delaware, United States	100.0
	CGGVeritas Services (U.S.) Inc	Delaware, United States	100.0
	CGGVeritas Land (U.S.) Inc	Delaware, United States	100.0
	CGG Americas Inc.	Texas, United States	100.0
	Alitheia Resources Inc	Delaware, United States	100.0
	Veritas DGC Asia Pacific Ltd	Delaware, United States	100.0
	Veritas Geophysical (Mexico) LLC	Delaware, United States	100.0
	Veritas Investments Inc	Delaware, United States	100.0
	Viking Maritime Inc	Delaware, United States	100.0
	Wavefield Aim Inc.	Delaware, United States	100.0
	CGG Canada Services Ltd.	Calgary, Canada	100.0
	CGGVeritas Services (Canada) Inc	Alberta, Canada	100.0
	CGGVeritas Services (Canada) Partnership	Alberta, Canada	100.0
	Hampson Russel GP Inc	Alberta, Canada	100.0
	Hampson Russel Limited Partnership	Alberta, Canada	100.0
	Veritas MacKenzie Delta Ltd	Alberta, Canada	100.0

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

	Veritas Geophysical (Canada) Corporation	Nova Scotia, Canada	100.0
	Veritas Geophysical III	Cayman Islands	100.0
	Veritas Geophysical IV	Cayman Islands	100.0
	CGGVeritas Services (Australia) Pty Ltd	Perth, Australia	100.0
	CGG Australia Services Pty Ltd.	Perth, Australia	100.0
	Wavefield Inseis Australia Pty Ltd.	Perth, Australia	100.0
	CGGVeritas Services (Singapore) Pte Ltd	Singapore	100.0
	Wavefield Inseis Singapore Pte Ltd	Singapore	100.0
	CGGVeritas Services (Malaysia) Sdn. Bhd	Kuala Lumpur, Malaysia	65,0
	PT CGG Indonesia	Djakarta, Indonesia	95,0
	P.T. Veritas DGC Mega Pratama	Djakarta, Indonesia	80,0
	CGGVeritas Services India Private Ltd	New Delhi, India	100.0
	CGGVeritas Technology Services (Beijing) Co. Ltd.	Beijing, China	100.0
	Ardiseis FZCO	Dubai, United Arab Emirates	51,0
	CGGVeritas Services(B) Sdn. Bhd	Brunei	100.0
	Veritas Geophysical (Nigeria) Limited	Lagos, Nigeria	60,0
	CGG (Nigeria) Ltd.	Lagos, Nigeria	100.0
866 800 154	Sercel Holding SA	Carquefou, France	100.0
378 040 497	Sercel SA	Carquefou, France	100.0
	Sercel England Ltd.	Somercotes, United Kingdom	100.0
	Vibration Technologies Ltd.	Stirlingshire, United Kingdom	100.0
	Quest Geo Solutions Limited	Hampshire, United Kingdom	100.0
	Optoplan AS	Trondheim, Norway	100.0
	Seismic Support Services	Moscow, Russia	100.0
	Sercel Inc.	Tulsa, United States	100.0
	Sercel Canada Ltd.	Calgary, Canada	100.0
	Sercel Australia	Sydney, Australia	100.0
	Hebei Sercel JunFeng(b)	Hebei, China	51.0
	Sercel Beijing Technology	Beijing, China	100.0
	Sercel Singapore Pte Ltd.	Singapore	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.

(b)	Sercel JunFeng is fully consolidated since, according to the management agreement, the Group has operating control of the company.

NOTE 32 —	CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES

At December 31, 2009 the obligations to pay our outstanding Senior Notes are guaranteed by certain subsidiaries: CGG Canada Services Ltd, CGG Americas Inc., CGG Marine Resources Norge A/S, CGGVeritas Services Holding Inc, Alitheia Resources Inc, Veritas DGC Asia Pacific Ltd., CGGVeritas Land (US) Inc., CGGVeritas Services (US) Inc., Veritas Geophysical (Mexico) LLC, Veritas Investments Inc., Viking Maritime Inc., CGGVeritas Services Holding BV as the “Services guarantors”, and Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd as the “Equipment guarantors”.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2009 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGGVeritas on a consolidated basis.

	CGG	Services	Equipment	Non	Consolidation	Group
IFRS	Veritas	Guarantors	Guarantors	Guarantors	Adjustments	Consolidated
	(in millions of euros)

Goodwill	—	1,705.5	48.0	114.6	—	1,868.1
Intangible assets (including multi client surveys)	0.4	429.9	3.6	343.5	(48.5)	728.9
Property, plant and equipment	3.1	369.7	36.5	318.8	(50.4)	677.7
Investment in affiliates	2,644.0	662.1	0.4	197.5	(3,504.0)	—
Other non current assets	559.2	23.9	—	153.3	(527.2)	209.2
Current assets	873.7	513.3	220.0	1,626.4	(1,796.1)	1,437.3

Total assets	4,080.4	3,704.4	308.5	2,754.1	(5,926.2)	4,921.2

Financial debt (including bank overdrafts, current and non current portion)	915.5	912.6	1.0	174.6	(604.7)	1,399.0
Other non current liabilities (excluding financial debt)	—	140.2	7.7	113.6	(4.3)	257,2
Current liabilities (excluding current portion of debt)	463.4	758.9	40.4	1,037.8	(1,737.0)	563,5

Total liabilities (excluding equity)	1,378.9	1,811.7	49.1	1,326.0	(2,346.0)	2,219.7

Equity	2,701.5	1,892.7	259.4	1,428.1	(3,580.2)	2,701.5

Operating revenues	11.7	376.7	232.2	2,263.3	(650.7)	2,233.2
Depreciation and amortization	1.2	326.9	8.6	496.6	(21.0)	812.3
Operating income (loss)	9.9	68.2	33.9	81.5	(354.1)	(160.6)

Equity in income of affiliates	(268.8)	(153.1)	—	28.0	393.9	—

Net income (loss) group share	(258.9)	(13.2)	26.9	121.1	(134.8)	(258.9)

Cash flow from operating activities	1.8	516.3	32.1	102.9	(36.3)	616.8
Cash flow from investing activities	(189.3)	(431.1)	(11.9)	(2.3)	154.9	(479.7)
Cash flow from financing activities	246.6	(120.2)	(24.3)	(157.2)	(111.9)	(167.0)

Effect of exchange rates on cash	—	—	—	—	(6.7)	(6.7)

Cash at opening	232.7	64.4	16.3	203.5	—	516.9

Cash at closing	291.8	29.4	12.2	146.9	—	480.3

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following tables present condensed consolidated financial information in IFRS for the year ended December 31, 2008 and December 31, 2007.

	CGG	Services	Equipment	Non	Consolidating	Group
IFRS	Veritas	Guarantors	Guarantors	Guarantors	Adjustments	Consolidated
	(in millions of euros)

Goodwill		1,782.1	45.0	233.8	(5.9)	2,055.1
Intangible assets (including multi client surveys)	0.3	479.5	5.8	374.0	(39.6)	820.0
Property, plant and equipment	3.8	360.0	33.5	492.5	(67.3)	822.4
Investment in affiliates	1,979.6	295.1	4.0	321.3	(2,600.0)	—
Other non current assets	691.4	59.2	—	215.5	(757.8)	208.3
Current assets	462.8	372.2	214.1	1,453.1	(773.8)	1,728.4

Total assets	3,137.9	3,348.1	302.4	3,090.2	(4,244.4)	5,634.2

Financial debt (including bank overdrafts, current and non current portion)	768.0	1,162.2	1.2	348.8	(734.2)	1,546.0
Other non current liabilities (excluding financial debt)	11.7	200.7	7.8	117.4	(1.6)	336.0
Current liabilities (excluding current portion of debt)	274.6	204.1	49.4	1,134.1	(908.6)	753.6

Total liabilities (excluding equity)	1,054.3	1,567.0	58.4	1,600.3	(1,644.4)	2,635.6

Equity	2,083.6	1,781.2	244.0	1,489.9	(2,600.0)	2,998.6

Operating revenues	27.8	585.2	389.8	2,419.5	(811.7)	2,602.5
Depreciation and amortization	24.1	275.4	10.6	210.7	(26.5)	494.3
Operating income (loss)	(330.3)	184.9	79.9	390.3	215.9	540.6

Net income (loss) group share	(98.1)	89.7	55.5	317.2	(24.2)	340.0

Cash flow from operating activities	190.0	392.8	32.5	430.0	(159.1)	885.6
Cash flow from investing activities	(30.5)	(1,525.3)	(10.5)	(215.8)	1,278.6	(503.5)
Cash flow from financing activities	(1,339.8)	1,162.2	(8.5)	(162.8)	210.0	(138.9)

Cash at opening	103.9	17.4	2.9	130.0	—	254.3

Cash at closing	232.7	64.4	16.3	203.4	—	516.9

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	CGG	Services	Equipment	Non	Consolidating	Group
IFRS	Veritas	Guarantors	Guarantors	Guarantors	Adjustments	Consolidated
	(in millions of euros)

Goodwill	—	1,688.7	45.2	201.0	(7.0)	1,928.0
Intangible assets (including multi client surveys)	0.2	396.4	10.3	310.2	(36.6)	680.5
Property, plant and equipment	12.7	334.6	29.3	344.5	(61.1)	660.0
Investment in affiliates	1,999.4	257.8	3.7	307.9	(2,568.8)	—
Other non current assets	575.9	257.0	0.1	128.7	(803.8)	157.9
Current assets	324.5	162.0	181.5	1,198.2	(645.6)	1,220.6
Total assets	2,912.7	3,096.6	270.1	2,490.5	(4.122.9)	4,647.0

Financial debt (including bank overdrafts, current and non current portion)	636.6	1,028.1	1.3	272.9	(577.9)	1,361.0
Other non current liabilities (excluding financial debt)	(1.3)	161.0	12.2	94.2	(4.9)	261.2
Current liabilities (excluding current portion of debt)	225.9	279.9	67.6	862.6	(836.7)	599.2
Total liabilities (excluding equity)	861.2	1,468.9	81.1	1,229.7	(1,419.5)	2,221.4

Operating revenues	34.8	618.1	362.1	2,136.8	(777.7)	2,374.1
Depreciation and amortization	0.6	198.1	9.8	296.7	(17.6)	487.6
Operating income (loss)	(50.7)	191.4	70.9	363.5	(85.9)	489.1
Net income (loss) group share	6.4	45.2	51.0	290.7	(143.6)	249.6

Cash flow from operating activities	(4.1)	178.6	9.5	411.7	51.6	647.3
Cash flow from investing activities	(424.9)	(1,462.6)	(12.6)	(239.7)	566.7	(1,573.1)
Cash flow from financing activities	372.3	1,094.8	0.1	(138.0)	(379.1)	950.2
Cash at opening	201.2	4.4	6.2	40.0	—	251.8

Cash at closing	103.9	17.4	2.9	130.1	—	254.3