Form 20-F
period 2010-12-31
CGG VERITAS
filed 2011-04-21
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2010
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
Stephane-Paul Frydman
Chief Financial Officer
CGGVeritas
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris France
tel: +33 (0) 16467 4500
fax: +33 (0) 16447 3429
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Receipts representing Ordinary Shares, nominal value €0.40 per share	New York Stock Exchange
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
151,506,109 Ordinary Shares, nominal value €0.40 per share

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

As our shares are listed on the New York Stock Exchange (in the form of American Depositary Shares), we are required to file an annual report on Form 20-F with the SEC. Our annual report includes our annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were also prepared in accordance with IFRS as adopted by the European Union at December 31, 2010.

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

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 3: Key Information — Risk Factors” and elsewhere in this annual report, including, without limitation, in conjunction with the forward-looking statements included in this annual report. Some of the factors that we believe could affect our actual results include:

•	the impact of the current economic and credit environment;

•	exposure to the credit risk of customers;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

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

Item 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3:  KEY INFORMATION

Selected Financial Data

The selected financial data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data included below are for CGG prior to the merger with Veritas, which was completed on January 12, 2007, and for CGGVeritas thereafter. The selected financial data for each of the years in the five-year period ended December 31, 2010 have been derived from our audited consolidated financial statements prepared in accordance with IFRS.

	At December 31,
	2010	2009	2008	2007	2006
	(In millions of euros except per share data and ratios)

Statement of operations data:
Operating revenues	2,186.1	2,233.2	2,602.5	2,374.1	1,329.6
Other revenues from ordinary activities	3.3	7.5	1.7	1.2	1.8
Cost of operations	(1,746.3)	(1,710.5)	(1,722.5)	(1,622.3)	(890.0)
Gross profit	443.1	530.2	881.7	753.0	441.4
Research and development expenses, net	(57.0)	(62.1)	(43.8)	(51.3)	(37.7)
Marketing and selling expenses	(61.7)	(60.6)	(59.5)	(55.6)	(27.4)
General and administrative expenses	(168.4)	(182.7)	(196.6)	(175.4)	(99.0)
Other revenues (expenses)	(88.8)	(167.8)	(36.4)	18.4	11.7
Impairment of goodwill	—	(217.6)	(4.8)	—	—
Operating income	67.2	(160.6)	540.6	489.1	289.0
Cost of financial debt, net	(105.5)	(105.2)	(83.8)	(109.1)	(25.4)
Variance on derivative on convertible bonds	—	—	—	—	(23.0)
Other financial income (loss)	8.5	(11.2)	(11.5)	(5.2)	(8.8)
Income taxes	(13.5)	9.8	(108.3)	(129.4)	(83.2)
Equity in income of affiliates	(0.7)	8.3	3.0	4.2	10.1
Net income (loss)	(44.0)	(258.9)	340.0	249.6	158.7
Attributable to minority interests	10.6	5.4	7.2	4.1	1.6
Attributable to shareholders	(54.6)	(264.3)	332.8	245.5	157.1
Net income (loss) per share:
Basic(1)	(0.36)	(1.75)	2.41	1.82	1.81
Diluted(2)	(0.36)	(1.75)	2.39	1.80	1.77
Balance sheet data:
Cash and cash equivalents	335.9	480.3	516.9	254.3	251.8
Working capital(3)	508.2	393.5	458.0	367.1	210.4
Property, plant & equipment, net	781.7	677.7	822.4	660.0	455.2
Multi-client surveys	451.2	469.1	535.6	435.4	71.8
Goodwill	2,012.0	1,868.1	2,055.1	1,928.0	267.4
Total assets	5,324.4	4,921.2	5,634.2	4,647.0	1,782.1
Gross financial debt(4)	1,485.6	1,399.0	1,546.0	1,361.0	405.6
Shareholders’ equity attributable to owners of CGGVeritas SA	2,812.1	2,661.3	2,960.1	2,401.6	877.0
Other financial historical data and other ratios:
EBITDAS(5)	596.2	658.9	1,058.4	997.3	483.0
Capital expenditures (Property, plant & equipment)(6)	210.4	170.1	155.4	230.5	149.3
Capital expenditures for multi-client surveys	219.3	229.3	343.4	371.4	61.5
Net financial debt(7)	1,149.7	918.7	1,029.1	1,106.7	153.8
Gross financial debt(4)/EBITDAS(5)	2.5x	2.1x	1.5x	1.3x	0.8x
Net financial debt(7)/EBITDAS(5)	1.9x	1.4x	1.0x	1.1x	0.3x
EBITDAS(5)/Cost of financial debt, net	5.7x	6.3x	12.6x	9.1x	19.0x

(1)	Basic per share amounts have been calculated on the basis of 151,342,529, 150,864,476 and 137,910,388 weighted average outstanding shares in 2010, 2009 and 2008, respectively. Basic per share amounts before 2008 have been restated in order to reflect our five for one stock split effective as of June 3, 2008 with the equivalent of 134,567,140 weighted average outstanding shares in 2007 and 86,859,635 weighted average outstanding shares in 2006.

(2)	Diluted per share amounts have been calculated on the basis of 151,992,360, 151,208,165 and 139,064,883 weighted average outstanding shares in 2010, 2009 and 2008, respectively. Diluted per share amounts before 2008 have been restated in order to reflect our five for one stock split effective as of June 3, 2008 with the equivalent of 136,078,995 weighted average outstanding shares in 2007 and 88,656,930 weighted average outstanding shares in 2006.

(3)	“Working capital” is defined as net trade accounts and notes receivable, net inventories and work-in-progress, tax assets, other current assets and assets held for sale less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers, deferred income, current provisions and other current liabilities.

(4)	“Gross financial debt” is defined as financial debt, including current maturities and bank overdrafts.

(5)	“EBITDAS” is defined as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and similar measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — EBITDAS” for a reconciliation of EBITDAS to net cash provided by operating activities.

(6)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease and suppliers of fixed assets.

(7)	“Net financial debt” is defined as gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believes that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financial Debt” for a reconciliation of net financial debt to certain financing items on our balance sheet.

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

The data provided in the following table is expressed in U.S. dollars per euro and is based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On April 15, 2011, the most recent practicable day prior to the date of this annual report, the exchange rate as published by the Federal Reserve Bank of New York was €1.00 = U.S.$1.4443.

	Period-End	Average
	Rate(1)	Rate(2)	High	Low

Recent Monthly Data
April 2011 (through April 15, 2011)	1.4443	1.4365	1.4477	1.4215
March 2011	1.4183	1.4020	1.4212	1.3813
February 2011	1.3793	1.3656	1.3794	1.3474
January 2011	1.3715	1.3371	1.3715	1.2944
December 2010	1.3269	1.3221	1.3395	1.3089
November 2010	1.3036	1.3654	1.4224	1.3036
October 2010	1.3894	1.3900	1.4066	1.3688
Annual Data (Year Ended December 31,)
2010	1.3269	1.3261	1.4536	1.1959
2009	1.4332	1.3935	1.5100	1.2547
2008	1.3919	1.4695	1.6010	1.2446
2007	1.4603	1.3705	1.4862	1.2904
2006	1.3197	1.2560	1.3327	1.1860

Notes:

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.

(2)	The average rate for each monthly period was calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rate for each annual period was calculated by taking the simple average of the noon buying rates on the last business day of each month during the relevant period.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Our business, financial condition, results of operations and cash flows and thus the value of an investment in our Company, could suffer material adverse affects due to the following risks. We have described the specific risks that we consider material to our business but there may be additional risks that we are unaware of or that we currently consider immaterial which could impair our business operations.

Risks related to our business

  Current economic uncertainty and the volatility of oil and natural gas prices could have a significant adverse effect on our financial condition, our results of operations, our cash flows and our ability to borrow.

Global market and economic conditions are uncertain and volatile. In the past, economic contractions and uncertainty have weakened demand and lowered prices for oil and natural gas, resulting in a reduction in the levels of exploration for hydrocarbons and demand for our products and services. See “Risks related to our industry — The volume of our business depends on the level of capital expenditures by the oil and gas industry, and reductions in such expenditures may have a material adverse effect on our business.”

Uncertainty about the global economy has had and is likely to continue to have a significant adverse impact on commercial performance and financial condition of many companies, which may affect some of our customers and suppliers. The current economic climate may lead customers to cancel or delay orders or leave suppliers unable to provide goods and services as agreed. These developments could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Turmoil in the credit markets, such as was experienced in recent periods, could also adversely affect us and our customers. Limited access to external funding has in the past caused some customers to reduce their capital spending to levels supported by their internal cash flow. Some companies have found their access to liquidity constrained or subject to more onerous terms. In this context, there can be no assurance that our customers will be able to borrow money on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products, and impair the ability of our customers to pay us for our products and services on a timely basis, or at all.

In addition, the potential impact on the liquidity of major financial institutions may limit our ability to fund our business strategy through borrowings under either existing or new debt facilities in the public or private markets and on terms we believe to be reasonable. Persistent volatility in the financial markets could have a material adverse effect on our ability to refinance all or a portion of our indebtedness and to otherwise fund our operational requirements. See “Risks related to our indebtedness — To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.”

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

Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. In addition, non-U.S. persons employed by our separately incorporated non-U.S. entities may conduct business in some foreign jurisdictions that are subject to U.S. trade embargoes and sanctions by the U.S. Office of Foreign Assets Control. We have typically generated revenue in these countries through the performance of data processing and reservoir consulting services and the sale of software licenses and software maintenance. We have current and ongoing relationships with customers in these countries. We have procedures in place to conduct these operations in compliance with applicable U.S. laws. However, failure to comply with U.S. laws on equipment and services exports could result in material fines and penalties and damage to our reputation. In addition, our presence in these countries could reduce demand for our securities among certain investors.

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

We and certain of our subsidiaries and affiliated entities also conduct business in countries where there is government corruption. We are committed to doing business in accordance with all applicable laws and our codes of ethics, but there is a risk that we, our subsidiaries or affiliated entities or their respective officers, directors, employees or agents may act in violation of our codes and applicable laws, including the Foreign Corrupt Practices Act of 1977 or any laws enforced by the US Office of Foreign assets control. Any such violations could result in substantial civil and/or criminal penalties and might materially adversely affect our business and results of operations or financial condition.

  We are subject to certain risks related to acquisitions, and these risks may materially adversely affect our business, financial condition and operating results.

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

We have been involved in a number of business combinations in the past, leading to the recognition of large amounts of goodwill on our balance sheet. Goodwill totaled €2,012.00 million on our balance sheet as of December 31, 2010. Goodwill is allocated to cash generating units (“CGUs”) as described in note 11 to our consolidated financial statements for the year ended December 31, 2010. The recoverable amount of a CGU is estimated at each balance sheet date and is generally determined on the basis of a group-wide estimate of future cash flows expected from the CGU in question. The estimate takes into account, in particular, the removal from service of certain assets used in our business (such as decommissioning or coldstacking vessels) or any significant underperformance in cash generation relative to previously-expected results, which may arise, for example, from the underperformance of certain assets, a deterioration in industry conditions or a decline in the economic environment. At each balance sheet date, if we expect that a CGU’s recoverable amount will fall below the amount of goodwill recorded on the balance sheet, we may write down that goodwill in part or in whole. Such a write-down would not in itself have an impact on cash flow, but could have a substantial negative impact on our operating income and net income, and as a result, on our shareholders’ equity and net debt/equity ratio.

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

We invest significant amounts of money in acquiring and processing seismic data that we own. By making such investments, we are exposed to the following risks:

•	We may not fully recover the costs of acquiring and processing the data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond our control. In addition, the timing of these sales is unpredictable, and sales can vary greatly from period to period. Technological or regulatory changes or other developments could also materially adversely affect the value of the data. Additionally, each of our individual surveys has a limited book life based on its location, so a particular survey may be subject to significant amortization even though sales of licenses associated with that survey are weak or non-existent, thus reducing our profits.

•	The value of our multi-client data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data or more generally.

•	Any reduction in the market value of such data will require us to write down its recorded value, which could have a material adverse effect on our results of operations. In the fourth quarter of 2010, we recorded an impairment loss of €70.4 million on the Gulf of Mexico narrow-azimuth library further to the Macondo oil field spill and on the Canadian land library as a result of the decline of the North American conventional gas market.

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

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and will have in the future a significant effect upon our results of operations, which are reported in euros. For financial reporting purposes, depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a decreased value. Moreover, and in addition to the impact of the conversion of the U.S. dollar at a decreased value, since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, the depreciation of the U.S. dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy we cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of the date of this annual report, our annual fixed expenses in euros are equal to approximately €400 million and as a consequence, an unfavorable variation of U.S.$0.1 in the exchange rate between the U.S. dollar and the euro would reduce our operating income and our shareholders’ equity by approximately U.S.$40 million. As of December 31, 2010 we and our subsidiaries whose functional currency is the euro had dollar-denominated assets and liabilities of U.S.$1,732.2 million and U.S.$1,726.7 million, respectively. Our net balance sheet exchange rate exposure was thus U.S.$5.5 million before hedging and U.S.$27.8 million after taking into account hedging arrangements of U.S.$33.3 million. As a result of our compliance with IAS 12 (Income Taxes), our results of operation are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns an asset is not the same as the currency used for taxation purposes.

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

Our ability to maintain or increase prices for our products and services depends in part on our ability to differentiate the value delivered by our products and services from those delivered by our competitors. Our proprietary technology plays an important role in this differentiation. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. Patents last up to 20 years, depending on the date of filing and the protection accorded by each country. In addition, we enter into confidentiality and license agreements with our employees, customers and potential customers which limit access to and distribution of our technology. However, actions that we take to protect our proprietary rights may not be adequate to deter the misappropriation or independent third-party development of our technology. Although we do not believe that any current litigation involving our intellectual property rights or the intellectual rights of others will have a material impact on us, such litigation may take place in the future. See “Item 4 — Legal Proceedings”. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States, which may limit our ability to pursue third parties that misappropriate our proprietary technology.

  The nature of our business subjects us to significant ongoing operating risks for which we may not have adequate insurance or for which we may not be able to procure adequate insurance on acceptable terms, if at all.

We are exposed to significant ongoing operating risks:

•	Our seismic data acquisition activities, particularly in deepwater marine areas, are often conducted under harsh weather and other hazardous operating conditions. These operations are subject to risks of loss to property and injury to personnel from fires, accidental explosions, collisions, ice floes, high seas and natural disasters;

•	Our extensive range of seismic products and services expose us to litigation and legal proceedings including those related to product liability, personal injury and contract liability;

•	We produce and sell highly complex products and we cannot assure you that our extensive product development, manufacturing controls and testing will be adequate and sufficient to detect all defects, errors, failures, and quality issues that could affect our customers and result in claims against us or result in order cancellations or delays in market acceptance.

We have put in place insurance coverage against operating hazards, including product liability claims and personal injury claims, damage, destruction or business interruption related to our equipment, data processing centers, manufacturing centers and other facilities to the extent deemed prudent by our management and in amounts we consider appropriate in accordance with industry practice. Whenever possible, we obtain agreements from customers that limit our liability.

However, we cannot assure you that the nature and amount of insurance will be sufficient to fully indemnify us against liabilities arising from pending and future claims or that our insurance coverage will be adequate in all circumstances or against all hazards, and that we will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

  Disruptions to our supply chain may adversely affect our ability to deliver our products and services to our customers.

Our supply chain is a complex network of internal and external organizations responsible for the supply, manufacture and logistics supporting our products and services around the world. We are vulnerable to disruptions in this supply chain from changes in government regulations, tax and currency changes, strikes, boycotts and other disruptive events as well as from unavailability of critical resources. These disruptions may have an adverse impact on our ability to deliver products and services to our customers.

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

We have experienced losses in the past. In 2007 and 2008, our net profit attributable to shareholders amounted to €245.5 million and €332.8 million, respectively. In 2009 and 2010, we recorded a net loss attributable to shareholders of €264.3 million, and €54.6 million respectively. There is therefore no assurance as to our profitability for the future.

Risks related to our industry

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

In accordance with industry practice, contracts for the provision of seismic services typically can be canceled at the sole discretion of the client without payment of significant cancellation costs to the service provider.

As a result, even if contracts are recorded in backlog, there can be no assurance that such contracts will be wholly executed by us and generate actual revenue, or even that the total costs already incurred by us in connection with the contract would be covered in full by any cancellation clause.

  We are subject to intense competition in the markets where we carry out our operations, which could limit our ability to maintain or increase our market share or maintain our prices at profitable levels.

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

  We have taken significant measures to adapt our fleet to changes in the seismic market, and we may take temporary additional measures in the future that could impose one-time charges.

In order to adjust to reduced demand in the seismic market and to reposition our fleet toward the high-end of that market (more than 10 streamers), we decided in 2009 to reduce our fleet capacity to 18 vessels by decommissioning nine medium-capacity 2D and 3D vessels. This decommissioning program was fully completed as of September 30, 2010. In 2010, we began implementing a vessel upgrade plan in which four vessels (Viking Vanquish, Geowave Master (now named Oceanic Phoenix), Geowave Endeavour (now named Oceanic Endeavour) and Geowave Champion) will enter dry dock between the third quarter of 2010 and the fourth quarter of 2011 for an upgrade of propulsion and streamers (to increase their capacity to 12 streamers). These vessels will be removed from the market during their time in dry dock, which we expect to be approximately three to four months per vessel. In an effort to reposition the 3D fleet toward high capacity vessels, we intend to terminate our charter contract for the eight streamer Commander vessel prior to its scheduled expiration in 2013. Conditions in the seismic market could lead us to further adjust our marine acquisition capacity on a temporary basis, for example by cold stacking some of our vessels, which could trigger additional one-time charges.

  We have high levels of fixed costs that are incurred regardless of our level of business activity.

We have high fixed costs and data acquisition activities that require substantial capital expenditures. As a result, downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes could result in significant operating losses. We estimate that our 2011 vessel upgrade plan will lead to a reduction in our vessel availability rate of approximately five points.

Otherwise, CGGVeritas announced, by the end of 2010, a saving plan in order to reduce costs up to U.S.$75 million. These savings will essentially consist of a rationalization of the operations management (lower general and administrative expenses) and of a decrease in costs of sales (purchasing and supply optimization and reduction of non-quality costs).

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

We may be affected by new environmental laws or regulations intended to limit or reduce emissions of gases, such as carbon dioxide and methane, which may be contributing to climate change, may impact our operations or, more generally, the production and demand for fossil fuels such as oil and gas. The European Union has already established greenhouse gas regulations, and many other countries, including the United States, are in the process of doing so. This could cause us to incur additional direct or indirect costs resulting from our customers and/or suppliers incurring additional compliance costs that get passed on to us or reduce demand for our products or services.

In particular, in the United States, new regulations governing oil and gas exploration and development are being put in place following the Deepwater Horizon platform disaster in the Gulf of Mexico. These new regulations may have a significant financial impact on oil and gas companies that wish to carry out exploration and development projects in deep water Gulf of Mexico. Our client mix could be altered with the disappearance of small and medium sized players, which could decrease our sales of multi-client data. In the short term, as a result of the implementation of new regulations, the United States government may postpone lease sales of blocs identified for March 2011 and August 2011 until late 2011 or 2012, which could have an effect on the profile of multi-client sales in 2011.

Risks related to our indebtedness

  Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.

We have a significant amount of debt. As of December 31, 2010, our net debt, total assets and shareholders’ equity were €1,150 million, €5,324 million and €2,812 million, respectively. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years.

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

The indentures governing our 7 1/2% senior notes due 2015, 9 1/2% senior notes due 2016, and 7 3/4% senior notes due 2017 (the collectively the “senior notes”), the US$1,140 million credit agreement dated January 12, 2007 (the “Senior credit facilities) and our US$200 million French revolving facility dated February 7, 2007 (the “French revolving facility”) contain restrictive covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

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

Complying with the restrictions contained in some of these covenants requires us to meet certain ratios and tests, relating notably, to interest coverage, total assets, net indebtedness, shareholders’ equity and net result. The requirement that we comply with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, or withstand a continuing or future downturn in our business.

During 2010, we amended our senior credit facilities and our French revolver facility, which now require that we meet the following ratios:

•	a maximum ratio of total net debt to EBITDAS of 2.75:1 at the end of each quarter for the 12-month testing period ending December 31, 2011; 2.50:1 at the end of each quarter for the 12-month testing period ending December 31, 2012; 2.25:1 at the end of each quarter for the 12-month testing period ending December 31, 2013; 2.00:1 at the end of each quarter for the 12-month testing period ending December 31, 2014; 1.75:1 at the end of each quarter for the 12-month testing period ending December 31, 2015;

•	a minimum ratio of EBITDA to total interest costs of 3.50:1 at the end of each quarter for the 12-month testing period ended December 31, 2012; 4.00:1 at the end of each quarter for the 12-month testing period ended December 31, 2013; 4.50:1 at the end of each quarter for the 12-month testing period ended December 31, 2014; 5.00:1 at the end of each quarter for the 12-month testing period ended December 31, 2015.

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

We and our subsidiaries may incur substantial additional debt (including secured debt) in the future. The terms of the indentures governing our senior notes, the senior facilities agreement, the French revolving facility agreement and our other existing senior indebtedness limit, but do not prohibit, us and our subsidiaries from doing so. As of December 31, 2010, we had drawn €3.5 million (U.S.$5 million) under the US revolving credit facility that is part of our senior credit facilities, and we had long-term confirmed and undrawn credit lines amounted to €251 million.

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

We cannot assure you that we will generate sufficient cash flow from operations that we will realize operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Disruptions in the capital and credit markets, as have been experienced since 2008, could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness, including our ability to draw on our existing credit facilities or enter into new credit facilities. Banks that are party to our existing credit facilities may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

  Increases in interest rates could adversely affect our results of operations.

A significant proportion of our debt consists of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, our interest expenses on this debt1 vary in line with movements in short-term interest rates. In particular, our senior facilities are subject to interest based on U.S. dollar LIBOR with 1.50% floor. Any increase by 50 basis points of LIBOR above the 1.50% floor would increase our interest expense by U.S.$3 million per year.

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

The geophysical Services segment is composed of the following activities:

•	land contract: seismic data acquisition for land, transition zones and shallow water on behalf of a specific client;

•	multi-client land: seismic data acquisition for land, transition zones and shallow water licensed to a number of clients on a non-exclusive basis;

•	marine contract: seismic data acquisition marine on behalf of a specific client;

•	multi-client marine: seismic data acquisition marine and licensed to a number of clients on a non-exclusive basis; and

•	processing, imaging and reservoir: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.

We are a recognized leader in data processing, imaging and reservoir services, which we provide through a worldwide network of 28 open seismic data processing centers and 13 client-dedicated centers. As a result of our

 1 72% of our debt is fixed rate and 28% of our debt is variable rate.

suite of advanced technologies, developed and improved through continuous innovation, seismic data processing is increasingly integrated into reservoir studies providing enhanced reservoir knowledge and allowing for improved exploitation.

We also offer the Hampson-Russell software that has delivered innovative interpretive solutions since 1987. The Hampson-Russell software makes sophisticated technology accessible to the working geophysicist. It has an installed base of more than 1,400 licenses at over 500 petroleum and service companies worldwide.

CGGVeritas has more than 100 years of combined operating experience (through CGG and Veritas) and a recognized track record of technological leadership in the science of geophysics. We believe we are well placed to capitalize on the growing importance of seismic technology to enhance the exploration and production performance of our broad base of clients, which includes independent, international and national oil companies.

Services accounted for 72% and Equipment accounted for 28% of our consolidated operating revenues for the year ended December 31, 2010.

For the year ended December 31, 2010, 27% of our consolidated operating revenues were from North America, 13% from South and Central Americas, 40% from Europe, Africa, Middle East, and 20% from Asia Pacific.

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

To achieve this objective, we have adopted the following strategies:

  Actively respond to the current market environment.

The volatile and adverse global market and economic conditions commencing in late 2008 and the decreased level of capital expenditures by oil and gas companies adversely affected demand for seismic products and services in 2009. Demand started to recover in 2010 as exploration expenses of oil and gas companies began to increase again. In response to current market conditions, we are rigorously reducing costs across the organization in line with our market outlook. We removed vessels from our fleet in 2009 and 2010, postponed new builds and plan to remove more. In addition, to meet current and future market demand, in particular for increased streamers per vessels, we upgraded one vessel in 2010 and plan to upgrade three additional vessels in 2011. See “Services — Marine Business Line — Marine Seismic Acquisition Fleet”. In addition, we are taking a disciplined approach to capital spending in order to focus on our priority of free cash flow generation. We stabilized capital spending on our multi-client library in 2010 at a level that we plan to maintain in 2011. We are also maintaining strong research and development spending levels and further increasing our focus on leadership in advanced technology.

  Focus on growth areas for geophysical services.

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

Given the growing importance of geophysics in reservoir characterization, we intend to further develop the synergies between our data processing and reservoir services. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated services. With the increasing use of wide-azimuth and high resolution surveys and the growing demand for advanced imaging capabilities, we also intend to increase our processing capability in developing disciplines, such as reservoir description and monitoring, including wide-azimuth, multi-component and 4D studies. We also plan to continue promoting and developing our dedicated processing centers within our clients’ offices and developing our regional centers. We opened our thirteenth dedicated processing center in September 2010 for Maersk Oil in Copenhagen.

We also intend to set up targeted partnerships through joint-ventures (JVs) in order to address specific market segments or to gain a privileged access to high potential local geographical markets. These include a JV with Gardline in the marine market segment established in May 2010, a JV with Petrovietnam Technical Services Corporation (PTSC) for the Vietnamese offshore market announced in December 2010, a JV with PT Elnusa Tbk (Elnusa) for the Indonesian offshore market announced in February 2011 and a JV with JSC Geotech Holding (Geotech) for the Russian offshore market announced in February 2011.

  Develop technological synergies for products and capitalize on new generation equipment.

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

  Develop and utilize innovative technology.

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

Launching BroadSeis was our main technological event in 2010. This technique improves considerably the quality of data acquired by streamers by widening the range of recorded frequencies. When less attenuated, low frequencies allow for clearer images much deeper into the earth, whereas high frequencies enhance the image resolution at a level never attained before. BroadSeis relies on the combination of three differentiation factors developed by us: (i) the Sercel solid streamer, the most quiet in the market ; (ii) an original acquisition set-up based on a specific positioning of streamers at variable depth in water; and (iii) innovative processing algorithms that are adapted to this specific acquisition configuration. Patent applications have been filed for the different components to ensure we maintain exclusive rights over this technique. Around ten test acquisitions were carried out in 2010, most of them in association with customers, which we believe indicates a real interest for this new technology. The industrialization phase of BroadSeis will now enable us to quickly expand the use of this process, which will be a key differentiation factor for our marine acquisition in 2011.

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

  Emphasize client service.

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

  Provide integrated services.

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

  Develop well-positioned data libraries.

We intend to take advantage of our recent vintage, well-positioned seismic data libraries and will capitalize on our strong experience in the wide azimuth technology. The industry’s growing interest in wide-azimuth technology to explore complex geological environments has translated into high pre-funding levels for our Walker Ridge, Green Canyon, Garden Banks and Three Corners surveys in the Gulf of Mexico. Onshore, our land library offers additional potential in North America, particularly in the shale gas plays. Our seismic data library is a strength in a market where a global library portfolio is increasingly attractive to clients.

  Develop reservoir applications.

Seismic data was historically mainly used by oil and gas companies for exploration purposes and later became a recognized tool for field development and reservoir management. We are now progressively extending our core business towards compiling and analyzing seismic data of existing reservoirs. Through high-resolution images and our expertise in 4D seismic and permanent monitoring, we aim to assist hydrocarbon producers in better characterizing and predicting the static properties and dynamic behavior of their reservoirs.

  Enhance our cash liquidity position.

We are also taking steps to enhance our cash liquidity position, increase our flexibility under our credit facilities, extend our existing debt maturities, and bolster our balance sheet in an uncertain global economic environment. To those ends, we repaid €35 million under our French revolving facility on February 26, 2010, we amended our US senior facilities agreement on July 15, 2010, and we amended our U.S.$200 million French revolving facility, dated February 7, 2007, on November 4, 2010.

These amendments increased our flexibility under the financial covenants by modifying the interest coverage and leverage ratios, and extended some of our existing debt maturities. In consideration of these additional amendments, we increased by 100 points basis the applicable percentage for borrowing under the tranche of the US senior facilities whose maturity was extended and we increased the applicable percentage for borrowing under the French revolving facility by 25 basis points and will be further adjusted taking into account our corporate ratings. See “Item 5: Operating and Financial Review and Prospectus — Liquidity and Capital Resources — Financing Arrangements”.

Industry Conditions

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices and the ability of our customers, particularly the small independent oil and gas companies, to secure financing for their projects. On the seismic supply side, decisions for capacity adjustments are based on estimates of demand for seismic services in the coming months (for land crews) or in two to three years ahead (for marine seismic vessels). As a result, the supply and demand balance in seismic services is affected by decisions that were made up to three years earlier based on projected demand and from actual exploration expense levels of oil and gas companies.

In this context, we believe that the short-term outlook for the geophysical services sector, particularly the marine segment, is characterized by a continuing recovery in demand that will eventually satisfy the current market overcapacity and trigger a price increase. We also believe that this continuing recovery in demand should sustain the current investment level in seismic equipment. Our short-term outlook lies on the following market analyses:

•	The strong recession experienced in geophysical services from mid-2008 to the end of 2009 led to a significant decrease in volume and prices, resulting in an overcapacity in marine and land seismic markets. At the end of 2009, there were clear signs that oil and gas companies would increase their exploration expenses and that would trigger a rebound in demand. Most seismic companies then accelerated the launch of new capacities or released vessels that had been removed from operation to anticipate the beginning of a new growth cycle. The Deepwater Horizon platform disaster in April 2010 resulting in a huge oil spill in the Macondo oil field in the Gulf of Mexico has severely reduced the demand for seismic studies in this part of the world. Despite this incident, demand in marine seismic grew elsewhere as expected, but not enough to offset the deficit of vessels shooting in Gulf of Mexico. Consequently, a sustained imbalance between supply and demand continued through 2010 and prices stayed flat. Similarly in land seismic, demand rebounded but without any effect on prices. This growth in volume has nevertheless benefited the equipment sector, both for marine equipment (with new vessels launched on the market and upgrades of old vessels), and for land equipment (with an overall increase in the average number of channels per crew for denser acquisitions).

•	In 2011, oil and gas companies, supported by sustained higher oil prices, should continue to grow their exploration and production expenses by 10 to 15%, with a stronger emphasis on exploration, leading to an increased demand for both marine and land seismic surveys. In marine seismic, we expect that the current overcapacity will start to progressively decrease in the second half of the year. The land seismic market should stay vigorous in our key regions including in winter in North America. Processing, Imaging and Reservoir activity should benefit from the global increased activity in marine and from subsalt or sub-basalt offshore exploration. Multi-client activity will continue to be closely linked to the schedule of the bid rounds, and to the evolution of the new regulations and permitting in the Gulf of Mexico.

Longer term, we believe that the outlook for both the geophysical services sector and the geophysical equipment segment is fundamentally positive for a number of reasons:

•	First, oil and gas companies (including both international and national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in a growth in demand for hydrocarbons higher than anticipated, despite the recent economic downturn. In response to this growth, oil and gas companies should continue to increase their exploration and production investments in order to improve existing reservoir and regularly replace reserves.

•	Second, the seismic services market should continue to benefit from this increased spending since seismic services are key components both in the search for new reserves (pure exploration (early cycle)) and in the optimization of existing reservoirs — (reservoir development, management and production (late cycle)). Significant technological developments in seismic equipment and services over the last decade have advanced the use of seismic technology in reservoir development and production, broadening its use over the lifecycle of reservoirs.

Each day, three to four million barrels of new oil have to be found in deeper and more complex geology in order to offset the declining rates of the existing reserves. Gas production from shale rocks, where seismic studies are used to enhance the yield, has developed remarkably well in North America, and may expand to other continents. We expect these fundamental trends to continue to drive increased demand for high-end seismic equipment and services in the medium-term. We believe that we are in a strong position to benefit from these long term trends.

History and Development of the Company

CGG was established on July 23, 1931 to develop and market geophysical techniques for appraising underground geological resources. Since that time, CGG gradually specialized in seismic techniques adapted to oil and gas exploration and production, while continuing to develop a broad range of other geophysical activities. On January 12, 2007, CGG acquired Veritas through a part cash, part stock transaction. CGG was renamed Compagnie Générale de Géophysique-Veritas (“CGGVeritas”), a société anonyme incorporated under the laws of the Republic of France and operating under the French Code de commerce, with a duration until 2030.

Over the course of the last three years, we have completed various acquisitions and disposals which are described under “Item 5: Operating and Financial Review and Prospects — Factors Affecting our Results of Operations — Acquisitions and Disposals” included elsewhere in this annual report. Our historical and ongoing capital expenditures and sales of tangible assets are described under “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources” included elsewhere in the annual report.

Business Overview

Our operations have historically been organized into two main segments: Services and Equipment. Services accounted for 72% and Equipment accounted for 28% of our consolidated revenues for the year ended December 31, 2010.

As part of a global group reorganization, we reorganized the structure of our Services segment in July 2010. Our Services segment was previously organized by region. Since July 2010, our Services segment has been organized by division in order to enhance our operational excellence, leverage on our advanced technologies and better promote our entire range of services, with a specific focus on providing comprehensive solutions to our clients. We believe that our capacity to provide integrated geophysical solutions is a significant competitive advantage.

We also created three new group transverse functions: Technology, Global Operational Excellence and Geomarkets and Global Marketing. These are in addition to the existing functions of Finance and Strategy, General Secretary and Human Resources.

The Technology function prepares the R&D strategy of the Group, follows its implementation and fosters innovation. It is also responsible for the management of our intellectual property.

The mission of Global Operational Excellence is to promote operational efficiency and the sharing of best practices within the Group. In addition, this function is in charge of managing the Sourcing & Supply Chain department, the Quality department, and the IT infrastructure, security and internal services.

Geomarkets & Global Marketing is in charge of coordinating the commercial action plans in respect of customers and the Group’s prospects and is the Group’s local representative, at country level, for customers and administrative authorities.

The commercial activities for Equipment and Services are carried out in 19 key countries or geomarkets, including the United States, the United Kingdom, UK, France, Brazil, Russia, China, India, Saudi Arabia and Asia.

In 2010, our two most significant customers accounted for 6.9% and 6.0% of our consolidated revenues compared with 6.8% and 5.3% in 2009 and 3.9% and 3.8% in 2008.

Operating Revenues Data

  Revenues by Activity

The following table sets forth our consolidated operating revenues by activity in millions of euros or dollars, as the case may be, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2010			2009			2008
	M€	MUS$	%	M€	MUS$	%	M€	MUS$	%

Total land seismic Acquisition	396.8	527.3	18%	347.2	483.4	16%	454.4	672.2	17%
Contract	286.9	381.4	13%	274.2	381.8	13%	350.3	518.2	13%
Multi-client	109.9	145.9	5%	73.0	101.6	3%	104.1	154.0	4%
Total marine seismic Acquisition	877.4	1,166.5	41%	1,071.6	1,491.8	48%	1,112.7	1,646.1	43%
Contract	585.2	778.1	27%	774.4	1,078.1	35%	712.9	1,054.6	27%
Multi-client	292.2	388.4	14%	297.2	413.7	13%	399.8	591.5	16%
Processing, imaging and reservoir	292.7	389.1	13%	289.6	403.3	13%	270.1	399.5	11%
Total services	1,566.9	2,082.9	72%	1,708.4	2,378.5	77%	1,837.3	2,717.8	71%
Equipment(1)	619.2	821.3	28%	524.8	730.8	23%	765.2	1,110.3	29%
Exchange differences	—	—	—	—	—	—	—	21.7	—

Total	2,186.1	2,904.2	100%	2,233.2	3,109.3	100%	2,602.5	3,849.8	100%

Notes:

(1)	The dollar amounts for the equipment segment reflect the management reporting figures. The exchange differences between management reporting in US dollars and consolidated financial statements translated into US dollars are shown in the line “Exchange differences”.

  Revenues by Region (by location of customers)

The following table sets forth our consolidated operating revenues by region in millions of euros or dollars, as the case may be, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2010			2009			2008
	M€	MUS$	%	M€	MUS$	%	M€	MUS$	%

North America	584.5	776.5	27%	501.5	698.3	22%	725.0	1,072.5	28%
Central and South Americas	296.1	393.4	13%	156.8	218.3	7%	203.2	300.7	8%
Europe, Africa and Middle East	866.8	1,151.5	40%	982.1	1,367.3	44%	1,045.2	1,546.2	40%
Asia Pacific	438.7	582.8	20%	592.8	825.4	27%	629.1	930.4	24%

Total	2,186.1	2,904.2	100%	2,233.2	3,109.3	100%	2,602.5	3,849.8	100%

Services

The geophysical Services segment is composed of the following activities:

•	land contract: seismic data acquisition for land, transition zones and shallow water on behalf of a specific client;

•	multi-client land: seismic data acquisition for land, transition zones and shallow water licensed to a number of clients on a non-exclusive basis;

•	marine contract: seismic data acquisition marine on behalf of a specific client;

•	multi-client marine: seismic data acquisition marine licensed to a number of clients on a non-exclusive basis; and

•	processing, imaging and reservoir: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.

  Land Business

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

We are a significant land seismic acquisition contractor worldwide, including in North America, and particularly in difficult terrain. In 2010, we had an average of 15 active land crews performing 3D and 2D seismic surveys. Total land seismic acquisition activities accounted for 18% of our consolidated operating revenues in 2010. Contracts for land seismic acquisition accounted for 13% and land multi-client surveys accounted for 5% of our consolidated operating revenue in 2010.

Our land operations include surveying and recording crews. Surveying crews lay out the lines to be recorded and mark the sites for shot-hole placement or equipment location (except for “stakeless” operations where the sources locations are indicated through GPS tools rather than marked on the field). Recording crews produce acoustic impulses and use recording units to synchronize the shooting and record the seismic signals via geophones. On a land survey where explosives are used as the acoustic source, the recording crew is supported by several drill crews. Drill crews operate ahead of the recording crew and bore shallow holes for explosive charges which, when detonated by the recording crew, produce the necessary acoustic impulse. Seismic surveying in transition zones and on the sea-bed is carried out by laying cables or other stationary measuring devices on the ocean floor.

Land seismic crews are equipped with advanced equipment and software adapted to the various types of terrain and conditions, including: the Sercel 408UL and 428XL seismic data recorders; the Sercel SeaRay bay cable and the Trilobite autonomous recording node for sea-bed operations; the Sercel Nomad 65 vibrators, the Sercel VE 432 and VE 464 vibrator electronic control system used to synchronize and verify the emission of acoustical waves by vibrators; DSU3 Sercel digital 3 components sensors; patented high vibroseis technologies such as HPVA and V1 which seek to increase the productivity of a crew; patented vibroseis broadband solution (EmphaSeis) which seek to broaden the frequency content of the signal emitted; and on-site processing software for acquired data.

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

We have developed partnerships with local industry-related companies in several countries, including Saudi Arabia, other Gulf Cooperation Council (GCC) countries, Indonesia and Colombia. We contribute our international expertise, technical know-how, equipment and experienced key personnel to these partnerships as needed, while local partners provide their logistical resources, equipment and knowledge of the environment and local market.

In Saudi Arabia, our land seismic acquisition activities are conducted through Arabian Geophysical & Surveying Co. (“Argas”), a joint venture owned 49% by us and 51% by TAQA, our local partner. Since June 2006, our other Middle East operations are conducted through Ardiseis, a joint venture owned 51% by us and 49% by TAQA.

  Land multi-client Library

In 2010, we invested €64 million (U.S.$85 million) in multi-client land seismic surveys, mainly in North America. Total revenues from multi-client land seismic surveys in 2010 were €110 million (U.S.$146 million), a 44% increase in dollar terms year on year. Multi-client after-sales were €52 million (U.S.$69 million) for 2010 driven by demand in our Canadian and US lower 48 states data library. The pre-financing level was high at 90% and as of December 31, 2010, the net book value of our land multi-client library was €101 million (U.S.$135 million).

  Land Seismic Acquisition Business Development Strategy

Our land seismic acquisition services are geographically and technologically well placed for high-end positioning and further development of local partnerships. We have developed a unique expertise in North America’s arctic regions, in the Middle-Eastern deserts and in shallow water / transition zone areas.

In North America, we believe that the demand for land seismic acquisition services and for technology in particular should experience moderate growth for contract activities. The strong interest for shale gas and shale oil plays should represent an opportunity for the land multi-client production and the microseismic services in which we intend to play a significant role in the future. In other geographical areas, the national oil companies are notably requesting increasingly advanced technologies, either in desert areas with very large channel count crews and high vibroseis productivity, or complex shallow water surveys using Ocean Bottom Cables such as the 4C Sercel SeaRay system. Our strategy for the land acquisition division is therefore to:

•	focus our presence in certain geographic markets, such as Canada, Alaska, Europe, Africa and the Middle East, where we believe we have a competitive advantage;

•	serve the increasing demand for high-resolution land seismic acquisition and high-end technology, through the expanded use of our HPVA and V1 wide azimuth technology and EmphaSeis broadband technology following their successful implementation in the Middle East and North America and the introduction of SeisMovie for advanced 4D projects;

•	further reinforce our leadership position on ultra-high channel count crews, expected to grow significantly in the Middle East following our recent successes in Qatar and Oman;

•	further expand our shallow water and OBS capabilities to address solid market growth, following recent successes in Saudi Arabia where we started two multi-year OBC contracts and North Sea where we successfully launched our Trilobite nodes offer in 2010;

•	optimize our presence in North America to partially offset the seasonality effect, through a reinforced focus on high-end acquisitions and the development of microseismic solutions; and

•	continue to promote our expertise in harsh environments, sensitive areas (in terms of environmental or community concerns), and in management of complex projects where barriers to entry are higher and pricing competition less intense.

We also plan to continue investing in multi-client land seismic data libraries, especially in the U.S, where we have a strong and recent vintage library.

  Marine Business

  Marine Seismic Acquisition

We provide a full range of 3D marine seismic services, principally in the Gulf of Mexico, the North Sea and off the coasts of West Africa and Brazil, as well as in the Asia-Pacific region. We also have expertise in frontier areas and have been pioneering in the Arctic seas and the East coast of Africa.

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

We undertake both contract and multi-client marine seismic surveys. Contract surveys generally provide for us to be paid a fixed fee per square kilometer of data acquired. When we acquire marine seismic data on a contract basis, the customer contracts to pay for and directs the scope and extent of the survey and retains ownership of the data obtained. Some contracts also compensate us for external factors preventing acquisition such as abnormal weather. In regions where there is extensive petroleum exploration, such as Brazil, the Gulf of Mexico, West Africa, the Mediterranean Sea and the North Sea, we also undertake multi-client surveys, in which we fund the survey ourselves and retain ownership of the seismic data. This enables us to provide multiple companies access to the data by way of license. As a result, we have the potential to obtain multiple and higher revenues, while our customers who license the data have the opportunity to pay lower prices. The capacity to both acquire and process marine seismic data is an important element of our overall strategy to maintain and develop our leading position in marine seismic data acquisition and processing.

We operated more than 83% of our high-end 3D fleet on contract in 2010.

Total marine activities accounted for 40% of our consolidated operating revenue in 2010. Marine seismic acquisition contracts accounted for 27% and multi-client marine accounted for 13% of our consolidated operating revenue in 2010.

  Marine Seismic Acquisition Fleet

We operated a combined fleet of 19 vessels at the end of 2010, including seven high capacity 3D vessels (12 or more streamers), eight 3D vessels with 8 to 10 streamers, and four small capacity 3D/2D vessels. With this fleet we can increase our geographical coverage and minimize unproductive time by reducing vessels’ transit between areas of operation. Each vessel is equipped with geophysical recording instrumentation, digital geophysical streamer cable, cable location and geophysical data location systems, multiple navigation systems, a source control system that controls the synchronization of the energy source, and a firing system that generates the acoustic impulses. Streamer cables contain hydrophones that receive the acoustic impulses reflected by variations in the subsurface strata.

The CGG Alizé, Oceanic Challenger, Symphony, Viking Vision, Viking Vanquish, Geowave Endeavour (now named Oceanic Endeavour) and Oceanic Vega are each capable of deploying at least twelve streamers simultaneously. Most of our high capacity 3D vessels are equipped with Sentinel solid streamers, which offer numerous advantages over fluid- or gel-filled streamers, such as the ability to work in rougher seas and to record more desirable frequencies with less noise and less downtime and also eliminate the risk of oil spills due to damages to streamers. In 2010, we continued performance upgrades, equipping four more vessels, the Oceanic Vega, Veritas Viking II, Viking Vanquish and Geowave Endeavour (now named Oceanic Endeavour), with the Nautilus system allowing us to control the lateral positioning of the towed streamers.

Our 2D vessels are used for 2D surveys or, when required, as source vessels for more complex operations, which have higher margins, such as for wide azimuth or complex undershooting surveys.

In addition, in 2010 we announced a modernization plan for our fleet of vessels to strengthen our position in the 12-streamer seismic vessel segment. Following the upgrade of the Viking Vanquish completed in 2010, we plan to dry dock three additional high-capacity vessels (the Geowave Master (now named Oceanic Phoenix), the Geowave Endeavour (now named Oceanic Endeavour) and the Geowave Champion) in 2011 for upgrades to their propulsion systems and streamers. As part of our efforts to reposition our 3D fleet towards the high-capacity segment, we also intend to cancel the charter of the Geowave Commander, a vessel capable of towing only 8 streamers, in 2011, prior to its scheduled expiration date in mid-2013. Those adaptation measures are part of an overall savings plan announced by the Group end of 2010, which resulted in a restructuring charge of U.S.$37 million.

We own some of our vessels, we co-own two and we use the others pursuant to time charters or bareboat charters. This flexibility allows us to adjust our fleet according to market requirements. The 3D vessels we own are the Oceanic Challenger, Amadeus, Geowave Voyager (since January 2011) and the Symphony. The low capacity 3D/2D vessel we own is the Princess. We co-own the CGG Alizé and the Oceanic Vega. The other vessels are chartered.

In 2007, we entered into an agreement with Eidesvik Seismic Vessel AS for the supply of two large newly-built seismic vessels. The two vessels are of an extremely advanced specification, incorporating many unique features based on the most recent X-BOW design of Ulstein Design AS. The first, Oceanic Vega, was commissioned in July 2010. The second one, Oceanic Sirius, will be delivered in September 2011. Both of them are under 12-year charter agreements (a bareboat charter for Oceanic Vega and a time charter for the Oceanic Sirius to be assigned to Oceanic Seismic Vessel AS as the new owners). These two high-capacity, innovative vessels are key components of our strategy of progressive fleet renewal, involving the staged retirement of the former generation of lower capacity vessels in conjunction with the introduction of these new platforms. The new vessels are purpose-designed for the efficient deployment of industry-leading Sercel solid streamer technology and Nautilus steerable streamer capability and configured for spreads of up to 16 long streamers, or 20 streamers for high-density applications.

In 2010, three low capacity 2D vessels (the Malene Ostervold, Pacific Titan and Pacific Sword) were decommissioned as part of the marine capacity adjustment program that we began in 2009. In 2011 the Pacific Finder will replace the Veritas Voyager which is due to be decommissioned at end of its time charter in July 2011.

The following table provides certain information concerning the seismic vessels we currently operate.

					Remaining
		Year of	Year added	Charter	Options		#	Vessel
Vessel	Year built	upgrade	to fleet	expires	to extend(1)	2D/3D	Streamers(2)	Length(m)

CGG Alizé	1999	n/a	1999	Mar. 2014	n/a	3D	16	101
Amadeus	1999	n/a	2001	Owned	n/a	3D	8	84
Oceanic Challenger(3)	2000	2005	2005	Owned	n/a	3D	12	91
Princess	1986	2001	2005	Owned	n/a	2D	3	76
Symphony	1988	1999	2001	Owned	n/a	3D	12	121
Venturer(4)	1986	2007	2005	Dec. 2012	n/a	3D	4	90
Veritas Viking	1998	2006	2007	May 2014	3x3y	3D	10	93
Veritas Viking II	1999	n/a	2007	May 2013	n/a	3D	8	93
Viking Vanquish(5)	1999	2007	2007	Nov. 2020	n/a	3D	12	93
Veritas Vantage	2002	n/a	2007	Apr. 2012	2x2y	3D	10	93
Viking Vision	1993	2007	2007	Jul. 2015	2x5y	3D	14	105
Veritas Voyager	2005	2006	2006	Jul. 2011	5x1y	3D	4	68
Bergen Surveyor	1972	1997	2009	Dec. 2012	5x1y	3D	2	66
Geowave Commander	1997	2006	2009	May. 2013	10x1y	3D	8	85
Geowave Champion(6)	1994	2007	2009	Dec. 2019	n/a	3D	10	107
Oceanic Phoenix(6)(7)	2000	2007	2009	Apr. 2019	10x1y	3D	10	101
Geowave Voyager(4)	2005	2009	2009	Owned	10x1y	3D	12	83
Oceanic Endeavour(8)	2007	n/a	2009	Apr. 2018	2x5y	3D	12	92
Oceanic Vega	2010	n/a	2010	July 2022	4x5y	3D	20	106
Pacific Finder	2011	n/a	2011	March 2019	1x8y	3D	4	68

Notes:

(1)	Number of years.

(2)	Tow points.

(3)	This vessel was named Geo Challenger until November 10, 2010.

(4)	On June 30, 2010, we entered into an agreement with Norfield AS providing for us to acquire ownership of the Geowave Voyager in exchange for certain assets (in particular, the Venturer and our 33% interest in Norfield AS). As a result, on January 13, 2011, we sold the Venturer to Norfield and acquired ownership of the Geowave Voyager.

(5)	On November 20, 2010, the time charter was replaced by a bareboat charter that expires in November 2020. The purchase option (U.S.$50 million) can be exercised by written notice sent by the charterer at least 12 months before termination of the bareboat charter.

(6)	Number of streamers before any vessel upgrades.

(7)	This vessel was named Geowave Master until February 17, 2011.

(8)	This vessel was named Geowave Endeavour until February 20, 2011.

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

Multi-client survey production accounted for 17% of our high-end 3D fleet utilization in 2010. See “Item 3: Key Information — Risk Factors — Risks Related to Our Business — We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.”

The multi-client libraries provide “prospect-ready” 3D or 2D data and therefore accelerate the exploration-production process. We believe that having a high quality and well located multi-client data library is important for our ability to generate cash flow in the future.

In 2010, we expanded the size and the value of our US Gulf of Mexico, Brazilian, and North Sea multi-client dataset by acquiring new blocks in key areas and by imaging the subsurface with our latest processing technology. In particular, we used wide azimuth technology in the deep offshore waters of the Gulf of Mexico for improved sub-salt illumination.

In 2010, we invested U.S.$206 million (€155 million) totally in multi-client library acquisition and processing. Total revenues from multi-client marine seismic acquisition were U.S.$388 million (€292 million) in 2010, a 6% decrease in dollar terms from 2009.

The pre-funding level was at 80% while well positioned multi-client libraries benefited from increased customer interest. As of December 31, 2010, the net book value of our marine multi-clients library was U.S.$468 million (€350 million).

In 2010, our wide-azimuth surveys in the Gulf of Mexico continued to receive a very high level of interest from all actors involved in deep water exploration. Our last wide azimuth survey Three Corners, was acquired during the first half of 2010. At the end of 2010, our wide-azimuth coverage stood at approximately 2,060 OCS blocks, more than 50,000 square meters The implementation of the drilling and seismic moratorium in the Gulf of Mexico following the Deepwater Horizon platform disaster slowed the development of our long term programs. We anticipate however that this situation will stabilize in the first half of 2011.

In Brazil we continued to extend our existing Cluster survey in the Santos basin to the south, targeting key pre-salt prospects. The Brazilian coverage now stands at approximately 90,000 square meters. The Depth reprocessing of our existing survey has provided enhanced images of pre-salt areas where most of the recent key discoveries were made.

In the North Sea a new core area was identified in the Southern Basin and the first phase of a multi-year program was completed in the last quarter 2010.

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

  Marine multi-client

We intend to take advantage of our recent vintage, well positioned seismic data library. We anticipate resuming our investment in wide azimuth programs in 2011 if the situation clarifies in the Gulf of Mexico and we will actively pursue our investment in other established data library areas.

For 2011, we intend to continue to develop our library in the North Sea and to diversify our portfolio by entering into new core areas identified in the Far East. We will continue using advanced technologies such as Wide Azimuth and Broadseis. New surveys are expected to contribute to both portfolio renewal and expansion of existing surveys.

  Processing, Imaging and Reservoir Business

  Processing, Imaging and Reservoir

Seismic data processing operations transform seismic data acquired in the field into 2D cross-sections, or 3D images of the earth’s subsurface or 4D time-lapse seismic data using Geovation and Hampson-Russell software, our proprietary software products, or third party applications. These images are then interpreted by geophysicists and geologists for use by oil and gas companies in evaluating prospective areas, selecting drilling sites and managing producing reservoirs.

We provide seismic data processing and reservoir services through our network of data processing centers and reservoir teams located around the world. We operated 42 worldwide processing and imaging centers, including 13 dedicated client centers on December 31, 2010, with over 2,300 staff. Contract revenues from our Processing, Imaging and Reservoir business accounted for approximately 13% of our consolidated revenues in 2010.

  Data Processing Activity

We process seismic data acquired by our land and marine seismic acquisition crews as well as seismic data acquired by non-affiliated third parties. Wide-Azimuth and high-density acquisition trends in marine and land seismic data have been a significant source of the growth in demand for our data processing services. In addition, we reprocess previously processed data using new techniques to improve the quality of seismic images. Demand for processing and imaging remained relatively strong overall in 2010. High-end imaging technologies were in high demand.

Innovation and the rapid development and deployment of new processing and imaging technologies are a very important component of our activities particularly for our own multi-client datasets.

We complement our network of international centers with both regional centers, open to all our customers, and dedicated centers that bring processing facilities within our clients’ premises. 13 of our data processing centers are “dedicated” centers that are located in clients’ offices. We believe that these dedicated centers are responsive to the trend among oil and gas companies to outsource processing work. Typically we acquire our computer equipment on two year operating leases, allowing for frequent upgrades to keep pace with rapid changes in computer technologyy.

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

Additionally, we license our proprietary Hampson-Russell and processing software to companies desiring to do their own geophysical processing and interpretation

  Data Processing Business Development Strategy

Our position in data processing and imaging as well as the skills and reputation of our experts and geoscientists make us the industry benchmark in this segment. Our strategy for the Processing Imaging and Reservoir business is to enhance our particular competences in advanced technologies such as depth imaging, wide azimuth, 4D processing and reservoir characterization as well as to reinforce our close links with clients through both our open and dedicated centers.

Equipment

We conduct our equipment development and production operations through Sercel and its subsidiaries. We believe Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and marine seismic markets. Sercel is operated as an independent division and makes most of its sales to purchasers other than CGGVeritas. Sercel currently operates five seismic equipment manufacturing facilities, located in Nantes and Saint Gaudens in France, Houston, Singapore and Alfreton in England. In China, Sercel operates through Sercel-JunFeng Geophysical Equipment Co Ltd (“JunFeng”), based in Hebei (China), in which Sercel acquired a 51% equity stake in 2004 and through Sercel Junfeng’s subsidiary Xian Sercel Petroleum Exploration Instrument Co. Ltd (“Xian Sercel”), which Sercel previously owned jointly with BGP and acquired full ownership of in November 2010. In addition, four sites in Toulouse, Les Ulis, Toulon and Brest (France) are dedicated to borehole tools, marine sources and submarine acoustic instrumentation, respectively.

In 2010, Sercel had revenues of U.S.$1,000 million (€754 million), a 17% increase in dollar terms from 2009 levels U.S.$858 million (€616 million). Sercel represented 28% of our consolidated revenue in 2010.

We estimate that the worldwide demand for geophysical equipment in 2010 increased within the same magnitude, after a decline of one third in 2009. The 2010 increase was driven by the marine demand and the equipment needed for new build vessels while land demand was decreasing with a lower activity in North America and China. Sercel’s market share in the seismic equipment market is estimated at around 60%.

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

In the downhole domain, Sercel is offering its latest generation VSP tool, MaxiWave®,which has been well received by our customers.

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

The marine range of products has been further improved with the Nautilus, a totally integrated system for positioning seismic streamers, and the launch of SeaProNav, a navigation software that will allow real-time positioning for streamers.

Recently, Sercel, through Optoplan, delivered to a client the first permanent seabed recording system with fiber optic cable.

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

We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital. The same happens in our multi-client activity with oil and gas companies that seek to fully deploy their exploration budget in the last quarter of the year.

Intellectual Property

We continually seek the most effective and appropriate protection for our products, processes and software and, as a general rule, will file for patent, copyright or other statutory protection whenever possible. Our patents, trademarks, service marks, copyrights, licenses and technical information collectively represent a material asset to our business. However, no single patent, trademark, copyright, license or piece of technical information is of material importance to our business when taken as a whole. As of December 31, 2010, we held or had applied for 235 patents in respect of different products and processes worldwide, including the Optoplan patents acquired with Wavefield. These patents last up to 20 years, depending upon the date filed and the duration of protection granted by each country.

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

  Land

The land seismic market is extremely fragmented and characterized by intense price competition in its low end segment. The entrance on the international market of a significant number of formerly national competitors has driven prices down. In addition to CGGVeritas, the other significant service providers in the land seismic market are WesternGeco, Global Geophysical Services, BGP, and Geokinetics, with its recent purchase of PGS onshore. We believe that technology, quality of services and price are the principal bases of competition in this market, as well as relationships with local service providers, which are important, as is experience in challenging terrain. CGGVeritas is positioned in the high end segment of this market with, in certain cases, partners who bring local know-how. After a decrease of 15% with a negative impact on prices in 2009, volume in the land seismic market rebounded and increased marginally in 2010, though, with stable market prices.

  Marine

The offshore sector has four leading participants: WesternGeco, PGS, Fugro and CGGVeritas. From 1999 to mid-2004, the offshore market experienced excess supply, which put downward pressure on prices. Because of the high fixed costs in this sector, excess supply was not reduced by operators but rather channeled into multi-client libraries. Whereas supply remained flat in 2003, demand increased gradually until mid-2004 and more rapidly thereafter, leading to a rapid and significant price recovery .The market upturn was confirmed in the second half of 2004 with a continuous increase of contract volumes and multi-client sales of existing and new libraries, which continued until mid-2008. Following the decline in oil prices in the second half of 2008 and in 2009, demand in seismic services significantly decreased, which, together with the increase in the global fleet, has led to over-capacity in the offshore acquisition market and subsequent downward pressure on prices. We therefore implemented a capacity adjustment plan in 2009, as did some of our major competitors. We estimate the number of 3D vessels (six streamers or more) decreased from 58 vessels at the end of 2008 to 49 at the end of 2009. However, in 2010, as the demand grew again, a significant number of new vessels which were ordered prior to the downturn entered the marine market. In addition, the seismic vessels that were operating in multi-client surveys in the Gulf of Mexico at the time of the “Deepwater Horizon” platform disaster were redeployed to the international contract market. Despite the growth in demand, the marine market remained oversupplied during all of 2010. We estimate the number of 3D vessels (six streamers or more) began increasing again, to 61 vessels at the end of 2010. We foresee an additional capacity increase in 2011, but smaller than 2010. See “— Our Strategy — Actively respond to current market conditions” for certain steps that we are taking to address current market conditions.

  Processing, imaging and reservoir

The processing, imaging and reservoir sector is led by CGGVeritas and WesternGeco. This market is characterized by greater client loyalty than the acquisition sector, as evidenced by the presence of processing centers on client premises. Processing capacity has multiplied in recent years as a result of improvements in computing technology. This increase in computing power has allowed improved processing quality and deadlines, as well as the use of more complex and accurate algorithms. We estimate that the processing market was down 15% in 2009 and flat in 2010.

Equipment

Our principal competitor for the manufacture of seismic survey equipment is Ion Geophysical Inc. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market, as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customer support services. The volume of sales in the seismic equipment market decreased by around one third in 2009, but rebounded by around 15% in 2010, for both marine equipment (streamers for newbuilds and existing vessels upgrades) and land equipment (denser acquisition trend).

Organizational Structure

CGGVeritas SA is the parent company of the CGGVeritas Group. Its principal subsidiaries are as follows:

	Jurisdiction of		% of
Subsidiary	Organization	Head office	interest

Sercel S.A.	France	Carquefou, France	100.0
CGGVeritas Services SA	France	Massy, France	100.0
CGGVeritas Services Holding B.V.	Netherlands	Amsterdam, Netherlands	100.0
Wavefield Inseis ASA	Norway	Bergen, Norway	100.0
CGG Marine Resources Norge A/S	Norway	Hovik, Norway	100.0
CGGVeritas Services Holding (Latin America) B.V.	Netherlands	Amsterdam, Netherlands	100.0
CGGVeritas Services (UK) Holding B.V.	Netherlands	Amsterdam, Netherlands	100.0
Sercel Inc.	United States	Tulsa, Oklahoma, United States	100.0
CGGVeritas Services Holding (U.S.) Inc.	United States	Delaware, United States	100.0
CGGVeritas Services de Mexico	Mexico	Mexico City, Mexico	100.0
CGG do Brasil Participaçoes Ltda.	Brazil	Rio de Janeiro, Brazil	100.0
CGGVeritas Services UK Ltd	UK	Crawley, UK	100.0
CGGVeritas Services (Singapore) Pte. Ltd.	Singapore	Singapore	100.0
Ardiseis	Dubai	Dubai	51.0

In 2010, to streamline operations and realize other benefits, we continued reorganizing our Services segment by moving several of our subsidiaries, including CGG Nigeria (100%), CGG Vostok (100%), CGGVeritas Services (UK) Holding B.V. (5.65%), CGG Canada Services Ltd (39.16%) to CGGVeritas Services Holding B.V.

On January 13, 2011, we bought the shares of the company Voyager A.S. (to be renamed Exploration Vessel Resources II AS), a company registered in Norway, owning the seismic vessel Geowave Voyager.

Property, Plant and Equipment

The following table sets forth certain information relating to the principal properties of CGGVeritas Group:

				Lease
			Owned/	expiration
Location	Type of facilities	Size (m2)	Leased	date

Paris, France	Headquarters of CGGVeritas SA	1,655	Leased	2016
GEOPHYSICAL SERVICES
Massy, France	Headquarters of CGGVeritas Services SA	9,174	Owned	N/A
Massy, France	Headquarters of CGGVeritas Services SA(*)	17,815	Leased	2022
Massy, France	Data processing centre	7,371	Owned	N/A
Redhill, England	Administrative offices and Operations computer hub	2,095	Leased	2029
Crawley, England	Manor Place Offices of CGGVeritas Services UK Ltd. and Data processing center	1,860	Leased	2012
Crawley, England	Crompton Way Offices of CGGVeritas Services UK Ltd. and Data processing center	5,903	Leased	2028
Olso, Norway	Data processing center of CGG Services Norge (branch) and Offices of CGG Marine Resources Norge AS	2,250	Leased	2013
Bergen, Norway	Offices for CGGVeritas Services (Norway) AS, Wavefield Inseis AS, Exploration Vessel Resources, Exploration Investment Resources II AS and Multifield Geophysics AS	7,648	Leased	2019
Cairo, Egypt	Data processing center	2,653	Owned	N/A
Lagos, Nigeria	Registered office of CGG (Nigeria) Ltd and non registered Office of Veritas Geophysical (Nigeria) Ltd	800	Leased	2013
Geneva, Switzerland	CGGVeritas International registered office	606	Leased	2017
Moscow, Russia	CGGVostok registered office & Computer room	758	Leased	2013
Luanda, Angola	CGG Explo Branch office and Data processing center	270	Leased	2015
Kuala Lumpur, Kuching, Malaysia	Offices of CGGVeritas Services (Malaysia) Sdn Bhd and Data processing center	1,206	Leased	2011
Mumbai, India	Offices of CGGVeritas Services India Pvt Ltd and Data processing center	951	Leased	2011
Singapore	Offices of CGGVeritas Services (Singapore) Pte. Ltd. and Data Processing Center	8,183	Leased	2019
Jakarta, Indonesia	Offices of PT Veritas Mega Pratama and Data processing center	793	Leased	2011
Beijing, China	Office of CGGVeritas Technology Services (Beijing) Co, Ltd and Research and development center	533	Leased	2012
Perth, Australia	Offices of CGGVeritas Services (Australia) Pty Ltd and Data processing center	1,580	Leased	2014
Bangkok, Thailand	Offices of CGGVeritas Services SA (branch)	567	Leased	2013
Calgary, Canada	Offices of CGGVeritas Services (Canada) Partnership and Hampson Russell Ltd Partnership and Data processing center	8,640	Leased	2015
Calgary, Canada	Land Operation (Canada) offices	3,995	Leased	2014
Houston, Texas, USA	Principal executive offices of CGGVeritas Services (US) Inc and Data processing center	32,609	Leased	2020
Rio de Janeiro, Brazil	Offices of CGG Do Brazil and Data processing center	1,521	Leased	2012/2013
Villahermosa, Mexico	Data processing center	660	Leased	2011/2013
Mexico City, Mexico	Offices of CGGVeritas Services de Mexico SA de CV	570	Leased	2011
Caracas, Venezuela	Administrative offices of EXGEO CA	315	Leased	2013
Caracas, Venezuela	Warehouse	50,000	Leased	2011

EQUIPMENTS
Carquefou, France	Sercel factory. Activities include research and development relating to, and manufacture of, seismic data recording equipment (land and marine)	25,005	Owned	N/A
Saint Gaudens, France	Sercel factory. Activities include research and development relating to, and manufacture of, geophysical cables, mechanical equipment and borehole seismic tools	23,051	Owned	N/A
Houston, Texas, U.S.A.(ParkRow, Fallstone A)	Offices and manufacturing premises of Sercel	33,932	Owned	N/A
Houston, Texas, U.S.A.(Fallstone B, Techway, Waller)	Offices and manufacturing premises of Sercel	14,256	Leased	2011/2014
Xu Shui, China	Activities include research and development relating to, and manufacture of, geophysical cables and geophones	59,247	Owned	N/A

(*)	Will be the headquarters of CGGVeritas Services SA as from July 2011.

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

Efforts to improve safety and environmental performance over the last few years continued as some procedures were strengthened and others implemented to increase awareness among personnel and subcontractors, including obligatory regular meetings in the field and onboard our vessels. A comprehensive Health, Safety and Environment management system, placing particular emphasis on risk management, has been in place for many years, covering all activities and is continuously adapted for each segment of activity. It is now fully integrated into a sustainable development program which is in place company-wide, and monitored through our PRISM (People Responsibility Integrated Sustainable Management) reporting system.

Legal Proceedings

From time to time we are involved in legal proceedings arising in the normal course of our business. We do not expect that any of these proceedings, either individually or in the aggregate, will result in a material adverse effect on our consolidated financial condition or results of operations.

ION litigation

On October 20, 2006, a complaint was filed against our subsidiary Sercel Inc. in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products that include micro electromechanical systems (MEMS) infringe a U.S. patent allegedly owned by ION. On January 29, 2010, a Texarkana jury found that Sercel Inc. infringed United States Patent N° 5,852,242 and that ION was entitled to U.S.$25.2 million in lost profits. Sercel Inc. asked the court to overturn the jury’s finding on several grounds, including ION’s failure to prove by a preponderance of the evidence that the patent was infringed by Sercel Inc. and the invalidity of the patent due to ION’s failure to disclose in the patent the best way of making the invention.

On September 21, 2010, the court rejected the jury’s verdict that faulted Sercel Inc. for infringing US Patent N° 5,852,242 as claimed by ION. This court upheld the jury’s verdict validating the patent, and confirming that the patent had been infringed on certain other grounds. The court concluded that ION’s claim with respect to loss of profits (U.S.$25.2 million) was not admissible and reduced the amount of damages to U.S.$10.7 million.

The United States District Court for the Eastern District of Texas entered its final judgment and permanent injunction with regards to the patent lawsuit between Sercel and ION on February 16, 2011. Sercel has and will continue to challenge the verdict and any adverse judgment and injunction as well as any claim for damages by ION. This judgment will be appealed to the United States Federal Circuit Court of Appeals.

The injunction exclusively covers the Sercel digital sensor “DSU” technology and is limited to the territory of United States. It does not restrict Sercel to use, manufacture, sell or deliver the DSU products anywhere else in the world. It also does not relate to the Sercel 408UL and 428XL recording systems. Sercel can continue to promote, sell and deliver these systems in the United States. Specifically, the injunction states that the offer to sell the DSU when the manufacture, sale and delivery occur outside the United States does not constitute an act of infringement or a violation of the injunction. Furthermore, the promotion or marketing of the DSU technology in the United States does not violate the injunction when the manufacture, sale and delivery occur outside of the United States.

On March 8, 2011 we posted the bond amounting to U.S.$12.8 million corresponding to the total damages award plus a 20% interest and we filed the notice of appeal.

The Company does not expect this claim to have any material impact on the Group’s results of operation, financial position, or cash flows. Thus, no provision was recorded in the consolidated financial statements.

Item 4A:  UNRESOLVED STAFF COMMENTS

None.

Item 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Beginning July 1, 2010, our Group has been organized in five divisions and currently operates in two industry segments:

•	Geophysical services segment, which comprises:

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Processing, Imaging and Reservoir: processing and imaging as well as interpretation of geophysical data, data management and reservoir studies for clients; and

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

•	Geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

We report financial information by operating segment in accordance with our internal reporting system and the internal segment information that is used to manage and measure our performance.

Operating Results

The following operating and financial review and prospects should be read in conjunction with our consolidated annual financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and as adopted by the European Union on December 31, 2010.

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, including changes in exchange rates, particularly the value of the euro against the dollar, and changes in oil prices, which are also generally denominated in dollars. See “Trend Information” and “Geophysical market environment” herein.

Foreign exchange fluctuations

As a company that derives a substancial amount of its revenues from sales internationally, our results of operations are affected by fluctuations in currency exchange rates. Movements between the U.S. dollar and euro or other currencies may adversely affect our business by negatively impacting our revenues and income.

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

Unless otherwise indicated, balance sheet data expressed in U.S. dollars have been converted from euros at the exchange rate on the relevant balance sheet date, and income statement data in U.S. dollars have been converted from euros at the average exchange rate for the relevant year. The exchange rates as of December 31, 2008, 2009 and 2010 were U.S.$1.3917, U.S.$1.4401 and U.S.$1.336, respectively, per euro, and the average exchange rates for the years 2008, 2009 and 2010 were U.S.$1.4793, U.S.$1.3923 and U.S.$1.3285 respectively, per euro.

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

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. In this context, oil and gas companies, especially the large international oil companies, have budgeted an overall 15% to 20% increase in exploration and production spending in 2011, with a special focus on exploration. This should drive the progressive recovery of our seismic services divisions, especially marine, while Sercel should continue to reap the benefit of its large installed base and the sustained demand for technology intensity.

See “Item 4: Information on the Company — Industry Conditions” for a discussion of developments in the geophysical Industry.

Acquisitions and disposals

Acquisitions and disposals have had a significant impact on our year-on-year revenues. Recent acquisitions and disposals have included:

During 2010

•	Seismic vessels

On January 22, 2010, we sold our seismic vessel Harmattan for U.S.$3.4 million.

On February 9, 2010, we exercised our purchase option for the seismic vessel Geo Challenger (now named Oceanic Challenger) for NOK250 million. We also sent a termination notice for our time charter on the Pacific Titan.

On July 1, 2010, we took delivery of the Oceanic Vega, our new seismic vessel. Eidesvik Vessel A.S., owning the Oceanic Vega, is accounted for under the equity method in our financial statements.

•	Norfield AS

On June 30, 2010, we entered into an agreement with Norfield AS providing for us to acquire full ownership of the seismic vessel Voyager in exchange for the Venturer and other assets as part of the restructuring of Norfield AS. As a result of such agreement, €59 million of assets to be transferred were classified as “held for sale” on our balance sheet as of December 31, 2010. This agreement was subject to certain conditions precedent that were fullfiled on January 13, 2011.

•	Gardline

On July 2, 2010 CGGVeritas Services Holding BV signed a Memorandum of Association with Gardline Geosurvey Limited to incorporate a new company in Singapore to operate the seismic vessel Duke in the Indian Ocean. CGGVeritas owns 49% of Gardline CGGV Pte. Ltd. This ownership interest is accounted for under the equity method in our financial statements as of December 31, 2010.

•	Real estate

On October 1, 2010, we took delivery of our new headquarter building in Massy pursuant to a 12 year lease contract with a purchase option exercisable from the end of the sixth year until the end of the lease agreement.

•	Xian Sercel Petroleum Exploration Instrument Co. Ltd. (“Xian Sercel”)

On November 4, 2010, our 51% owned subsidiary Sercel Junfeng acquired full ownership of Xian Sercel through the contribution by Sercel Holding and BGP of their shares in Xian Sercel. Prior to that date, Xian Sercel was accounted for under equity method and is fully consolidated in our financial statements as of December 31, 2010.

During 2009

•	Cybernetix

On January 8, 2009, Cybernetix conducted a €4 million share capital increase that was entirely subscribed by Sercel Holding, bringing its stake to a total of 749,480 shares, representing 46.10% of Cybernetix’s share capital and 43.07% of its voting rights. The French financial markets regulator (Autorité des Marchés Financiers) exempted Sercel Holding from the requirement to conduct a tender offer for all shares when its holding exceeded 33.33%. The consideration for the share capital increase was €2 million in cash and the incorporation of a €2 million cash advance granted by Sercel Holding to Cybernetix in November 2008. Following disposals in 2009, Sercel Holding owned 44.56% of Cybernetix’s share capital and 42.98% of its voting rights as of December 31, 2009. Cybernetix is accounted for under the equity method in our financial statements as we do not have the control.

•	Norfield AS

Pursuant to the general meeting of Norfield AS’s shareholders held on May 19, 2009, Wavefield subscribed to a capital increase in Norfield for approximately €3.6 million (U.S.$5 million) by capitalizing an outstanding long-term loan owed to it by Norfield. The capital increase was pro rata to the shareholders’ existing interests in Norfield.

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

As of February 13, 2009, we owned 100% of Wavefield’s share capital. Wavefield was de-listed from the Oslo Bors on February 16, 2009. The preliminary goodwill determined as of December 31, 2008 has been revised upwards by an additional €87.7 million, resulting in a total goodwill related to the acquisition of €96.3 million as of December 31, 2009. The principal adjustments were related to fixed assets and unfavorable time charters. The total consideration for the acquisition in our financial statements, including the remaining 30.1% acquired in February 2009, was €207.1 million (U.S.$288.2 million).

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

Our backlog for our Services and Equipment segments was U.S.$1.45 billion as we entered 2011.

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

Our significant estimates relate mainly to the expected cash-flows used to measure the recoverability of certain intangible assets such as deferred tax assets, our multi-client data library and goodwill and to determine the amortization rate of our multi-client surveys. To calculate the recoverable amount of our goodwill, we use estimates that are based on our outlook for the seismic industry, as well as the expected cash flows in our three-year plan and what we consider to be normative cash flows for the years thereafter. In 2010, our outlook for the seismic industry assumed a recovery starting progressively in the second half of 2011. See note 11 to our consolidated financial statements included elsewhere in this document for the key assumptions used in our determination of asset recoverability and the sensitivity in changes in assumptions. Changed assumptions, in particular the discount rate and the normative cash flow, could significantly affect our impairment result.

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

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

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

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

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

Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

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

Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

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

Other geophysical sales/services

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

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues.

Depending on the category of the survey, we use amortization rates of 50%, 65%, 75%, 80% or 83.3% corresponding to the ratio of total estimated costs over total estimated sales.

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

Impairment

In accordance with IAS 36 “Impairment of assets”, the carrying values of our assets (excluding inventories, deferred tax assets, assets arising from employee benefits and financial assets) are reviewed at each balance sheet date. If any indication exists that an asset may be impaired, we estimate the recoverable amount of this asset. Factors we consider important that could trigger an impairment review include the following:

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

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Impairment losses recognized on goodwill cannot be reversed.

Onerous contracts

We record a provision for onerous contracts equal to the excess of the unavoidable costs of meeting the obligations under the contract over the economic benefits expected to be received under it, as estimated by the Group.

Year ended December 31, 2010 compared with year ended December 31, 2009

Operating revenues

The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Year ended December 31,
	2010			2009
	€	U.S.$(1)%		€	U.S.$(1)%
	(in millions of euros, except percentages)

Land contract	286.9	381.4	13%	274.2	381.7	12%
Marine contract	585.2	778.1	27%	774.5	1,078.2	35%
Processing, Imaging and Reservoir	292.7	389.1	13%	289.6	403.3	13%
Multi-client	402.1	534.3	18%	370.2	515.3	17%
Total Services	1,566.9	2,082.9	72%	1,708.5	2,378.5	77%
Equipment	619.2	821.3	28%	524.7	730.8	23%
Total	2,186.1	2,904.2	100%	2,233.2	3,109.3	100%

Note:

(1)	Dollar amounts for 2010 represent euro amounts converted at the average exchange rates of U.S.$1.3294 U.S.$1.3264 and U.S.$1.3285 per € for the Services segment, the Equipment segment and the consolidated financial statements, respectively. Dollar amounts for 2009 represent euro amounts converted at the average exchange rates of U.S.$1.3922, U.S.$1.3924 and U.S.$1.3923 per € for the Services segment, the Equipment segment and the consolidated financial statements, respectively.

Our consolidated operating revenues for the year ended December 31, 2010 decreased 2% to €2,186.1 million from €2,233.2 million for 2009. Expressed in U.S. dollars, our consolidated operating revenues decreased 7% to U.S.$2,904.2 million for the year ended December 31, 2010 from U.S.$3,109.3 million for 2009. This decrease was due to our Services segment.

Services

Operating revenues for our Services segment, which was impacted by the events in the Gulf of Mexico and the continued oversupply in the marine market, decreased 8% to €1,566.9 million for the year ended December 31, 2010 from €1,708.5 million for 2009 and decreased 12% in U.S. dollar terms.

Land contract

Operating revenues from our Land contract division increased 5% to €286.9 million for the year ended December 31, 2010 from €274.2 million for 2009 and was stable in U.S. dollar terms mainly due to higher activity in North America, driven by oil sand multi-component projects, and Middle East. We operated on average 15 crews worldwide in 2010 compared to 12 crews in 2009, including Argas crews in Saudi Arabia.

Marine contract

Operating revenues from our Marine contract division for the year ended December 31, 2010 decreased 24% to €585.2 million from €774.5 million for 2009 and decreased 28% in U.S. dollar terms mainly due to challenging market conditions as overcapacity was prolonged by the reduction of activity in the Gulf of Mexico.

In 2010, our vessel availability rate was 88% and our production rate was 91%, compared to 89% for 2009 for both.

Processing, Imaging and Reservoir

Operating revenues from our Processing, Imaging and Reservoir division increased 1% to €292.7 million for the year ended December 31, 2010 from €289.6 million for 2009 and decreased slightly 3% in U.S. dollar terms, which evidences a very good resistance of this segment at the bottom of the cycle. Demand for our high-end depth imaging technologies continued to grow.

Multi-client data library

Operating revenues from our Multi-client Division increased 9% to €402.1 million for the year ended December 31, 2010 from €370.2 million for 2009 and increased 4% in U.S. dollar terms.

Multi-client marine data library revenues decreased 2% to €292.2 million for the year ended December 31, 2010 from €297.2 million for 2009 and decreased 6% in U.S. dollar terms. Prefunding was €127.9 million for the year ended December 31, 2010 with a prefunding rate of 83% compared to €188.1 million for 2009. After-sales increased 50% to €164.3 million for the year ended December 31, 2010 from €109.2 million for the year ended December 31, 2009 and 43% in U.S. dollar terms. This increase was mainly fueled by high marine sales worldwide, including sales in the Gulf of Mexico and Brazil.

Multi-client land data library revenues increased 50% to €109.9 million for the year ended December 31, 2010 from €73.0 million for the comparable period of 2009 and increased 44% in U.S. dollar terms. Prefunding was €57.9 million with a prefunding rate of 90% for the year ended December 31, 2010 compared to €40.0 million for 2009. After-sales increased 57% to €51.9 million for the year ended December 31, 2010 compared to €33.0 million for 2009.

Equipment

Operating revenues, including intra-group sales, for our Equipment segment increased 22% to €753.6 million for the year ended December 31, 2010 from €616.2 million for 2009. In U.S. dollar terms, revenues increased 17% to U.S.$999.6 million for the year ended December 31, 2010 from U.S.$858.0 million for 2009. Marine equipment sales increased significantly due to Sentinel solid streamer demand for new builds and vessel upgrades.

Operating revenues, excluding intra-group sales, increased 18% to €619.2 million from €524.7 million for 2009 and increased 12% in U.S. dollar terms.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 2% to €1,746.3 million for the year ended December 31, 2010 from €1,710.5 million for 2009. As a percentage of operating revenues, cost of operations increased to 80% for the year ended December 31, 2010 from 77% for 2009. Gross profit decreased 16% to €443.1 million for the year ended December 31, 2010 from €530.2 million for 2009, representing 20% and 24% of operating revenues, respectively.

Research and development expenditures, net of government grants, decreased 8% to €57.0 million for the year ended December 31, 2010 from €62.1 for 2009, representing approximately 3% of operating revenues for both periods.

Marketing and selling expenses increased 2% to €61.7 million for the year ended December 31, 2010 from €60.6 million for 2009, representing approximately 3% of operating revenues for both periods.

General and administrative expenses decreased 8% to €168.4 million for the year ended December 31, 2010 compared to €182.7 million for 2009. As a percentage of operating revenues, general and administrative costs were stable at 8% for the year ended December 31, 2010 compared to 2009.

Other expenses amounted to €88.8 million for the year ended December 31, 2010 compared to €167.8 million for the year ended December 31, 2009. As announced on December 16, 2010, we launched a performance plan that led us to recognize restructuring costs of €28.1 million (U.S.$37 million) and we impaired €70.4 million (U.S.$94 million) of multi-client surveys.

Other expenses in 2009 included primarily our fleet restructuring plan, an impairment of goodwill of €216 million (U.S.$300 million) on our marine cash generating unit and an impairment loss of €64 million (U.S.$89 million) of the legacy Veritas multi-client surveys acquired before 2007.

Operating Income (Loss)

Our operating income was €67.2 million for the year ended December 31, 2010 compared to an operating loss of €160.6 million for 2009 as a result of the factors described above. Before restructuring costs and impairment losses, operating income was €165.7 million (U.S.$220 million) for the year ended December 31, 2010 compared to €220.2 million (U.S.$309 million) for 2009.

Operating loss from our Services segment was €68.6 million for the year ended December 31, 2010 compared to €236.7 million for the year ended December 31, 2009. In U.S. dollar terms, operating loss was U.S.$91.5 million for 2010 compared to U.S.$329.5 million for 2009. Before restructuring costs and impairment losses, operating income for 2010 was approximately U.S.$37.1 million compared to U.S.$203.4 million.

Operating income from our Equipment segment increased 62% to €217.2 million for the year ended December 31, 2010 from €133.8 million for 2009. In U.S. dollar terms, operating income increased 55% to U.S.$288.2 million from U.S.$186.3 million.

Financial Income and Expenses

Cost of net financial debt was stable €105.5 million for the year ended December 31, 2010 and decreased slightly 4% in U.S. dollar terms.

Other financial gain was €8.5 million for the year ended December 31, 2010 compared to a financial expense of €11.2 million for 2009 due to favorable changes in currency exchange rate.

Equity in Income (Losses) of Affiliates

Income from investments accounted for under the equity method decreased to €0.7 million for the year ended December 31, 2010 from €8.3 million for the year ended December 31, 2009 mainly due to our share in the income of Argas, our joint venture in Saudi Arabia.

Income Taxes

Income taxes amounted to €13.5 million for the year ended December 31, 2010 compared to tax credits of €9.8 million for 2009. Income taxes for the year ended December 31, 2010 included a deferred tax asset of €42.2 million related to loss carry forward in France.

Net Income (Loss)

Net loss was €44.0 million for the year ended December 31, 2010 compared to €258.9 million for 2009 as a result of the factors discussed above.

Year ended December 31, 2009 compared with year ended December 31, 2008

Operating revenues

The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Year ended December 31,
	2009			2008
	€	U.S.$(1)%		€	U.S.$(1)%
	(in millions of euros, except percentages)

Land	347.2	483.4	16%	454.4	672.2	18%
Marine	1,071.6	1,491.8	48%	1,112.7	1,646.1	43%
Processing, Imaging and Reservoir	289.6	403.3	13%	270.2	399.5	10%
Total Services	1,708.4	2,378.5	77%	1,837.3	2,717.8	71%
Equipment(2)	524.8	730.8	23%	765.2	1,110.3	29%
Elimination and adjustments					21.7

Total	2,233.2	3,109.3	100%	2,602.5	3,849.8	100%

Notes:

(1)	Dollar amounts for 2009 represent euro amounts converted at the average exchange rates of U.S.$1.3922, U.S.$1.3924 and U.S.$1.3923 per € for the Services segment, the Equipment segment and the consolidated financial statements, respectively. Dollar amounts for 2008 represent euro amounts converted at the average exchange rate of U.S.$1.479 per €, except for the Equipment segment.

(2)	Dollar amounts for the Equipment segment reflect the management reporting figures in 2008. The exchange differences between management reporting in U.S.$ and consolidated financial statements converted into U.S.$ are included in the line “Elimination and adjustments”.

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

Processing, Imaging and Reservoir

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

  Financial Income and Expenses

Cost of net financial debt increased 26% to €105.2 million for the year ended December 31, 2009 compared to €83.8 million for 2008. This increase was mainly due to (i) the issuance on June 9, 2009 of U.S.$350 million principal amount of 9 1/2% senior notes due 2016, which was partially offset by the early repayment of

U.S.$310 million of our term loan B, (ii) the change of scope of consolidation with the acquisition of Wavefield in December 2008 and (iii) less financial income generated by cash deposits.

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

Liquidity and Capital Resources

Our principal liquidity needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as Veritas in 2007 and Wavefield in 2008).

Our capital expenditures for the years 2010, 2009 and 2008 are described below under “Cash Flows — Investing Activities”. Our commitments for capital expenditures as of December 31, 2010 amounted to U.S.$11 million.

We intend to fund our liquidity needs through cash generated by operations, senior notes and borrowings under our U.S. and French facilities. Our senior facilities consist of a term loan B facility with U.S.$510 million outstanding as of December 31, 2010 maturing in January 2014 (with respect to U.S.$165 million) and January 2016 (with respect to the remaining U.S.$345 million) and a U.S.$140 million U.S. revolving facility (undrawn as of December 31, 2010) maturing in January 2012. We also have a U.S.$200 million senior secured revolving facility in France (undrawn as of December 31, 2010) maturing in January 2014. We have also from time to time in the past raised funds through issuances of shares and convertible bonds and may do so in the future.

Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon our current operating situation, we believe that cash flow from operations, available cash and short-term investments, together with borrowings available under the U.S. revolving facility and the French revolving facility, will be adequate to meet our future liquidity needs for the next 12 months. Our assumptions with respect to future costs may not be correct, and funds available to us from the sources discussed above may not be sufficient to enable us to service our indebtedness, including the notes, or cover any shortfall in funding for any unanticipated expenses. A downgrade of our credit ratings could reduce our ability to access credit markets on attractive terms or at all in the future. In addition, to the extent we make future acquisitions, we may require new sources of funding including additional debt, or equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms.

  Cash Flows

  Operating Activities

Our net cash provided by operating activities was €450.0 million for the year ended December 31, 2010 compared to €616.8 million for 2009 and €885.6 million for 2008.

Before changes in working capital, our net cash provided by operating activities was €500.9 million for the year ended December 31, 2010 compared to €600.6 million for 2009 and €920.3 million for 2008. Changes in working capital for the year ended December 31, 2010 had a negative impact of €50.9 million mainly due to accounts receivable and work-in-progress, compared to a positive impact of €16.2 million for 2009 and a negative impact of €34.7 million in 2008.

  Investing Activities

Our net cash used in investing activities was €418.6 million for year ended December 31, 2010 compared to €479.7 million for 2009 and €503.5 million for 2008.

During the year ended December 31, 2010, capital expenditures amounted to €210.4 million compared to €170.1 million and €155.4 million for the years ended December 31, 2009 and 2008, respectively. In 2010, we equipped the Viking 2 and the Ocean Vega with Sentinel streamers and we started the upgrade of the Geowave Master (now named Oceanic Phoenix) and Geowave Endeavour (now named Oceanic Endeavour). In 2009, we equipped the Geowave Voyager, delivered in January 2009, with Sentinel streamers. We also equipped some of our seismic vessels with the Sercel Nautilus positioning device and our shallow water crews were equipped with SeaRay systems. In 2008, we upgraded our seismic vessel CGG Alizé with a fourteen solid streamer configuration and we had land recording system expenditures.

We invested €219.3 million in our multi-client library during the year ended December 31, 2010, primarily for Gulf of Mexico and Brazil. We invested €229.3 million in our multi-client library during the year ended December 31, 2009, primarily for Gulf of Mexico, and €343.4 million during the year ended December 31, 2008. As of December 31, 2010, the net book value of our marine and land multi-client data library was €451.2 million compared to €469.1 million as of December 31, 2009 and €535.6 million as of December 31, 2008.

During the year ended December 31, 2009, we acquired the remaining 30% of Wavefield for €62 million as part of the mandatory offer launched in December 2008 and the squeeze-out process which closed in February 2009.

The total cash requirement related to the acquisition of Wavefield, Quest Geo and Metrolog during the year ended December 31, 2008 represented an investment, net of cash acquired, of €6 million.

Proceeds from sales of tangibles assets in 2010 corresponded mainly to the sale of our seismic vessel Harmattan. Proceeds from sales of tangible assets were related to the sale of our seismic vessels Fohn and Orion in 2009, and the sale of Ardiseis shares in connection with the Oman business transfer from Veritas DGC Ltd to Ardiseis in 2008.

  Financing Activities

Net cash used by financing activities for the year ended December 31, 2010 was €207.8 million compared to €167.0 million in 2009 and net cash provided by financing activities of €138.9 million in 2008.

On February 26, 2010, we repaid €35 million under our French revolving facility.

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

The senior facilities agreement was amended on December 12, 2008, May 21, 2009 and July 15, 2010. The first amendment provides us with greater flexibility with respect to (i) the acquisition of companies through a tender offer process, (ii) share buybacks and (iii) recapitalization of subsidiaries that are not guarantors under our credit agreements. In consideration of these amendments, we (i) repaid U.S.$50 million of the term loan B on December 12, 2008 and (ii) increased the four quarterly installments due under the term loan facility in 2009 to U.S.$27.5 million each from U.S.$2.5 million each. Half of these additional payments (U.S.$75 million) will be set off against required cash sweep prepayments due in 2010.

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

On July 15, 2010, in order to soften certain ratios and tests, the maturity of our Senior facilities was extended from January 2014 to January 2016 for a tranche which amounts as of December 31, 2010 to U.S.$348 million for a global outstanding amount at the same date of U.S.$515 million. The margin applicable to the tranche due 2016 was consequently increased by 1%. The maturity of this tranche could be accelerated to February 2015 if, at this date, the 7 1/2% senior notes due 2015 has not been refinanced.

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

As amended in July 2010, the financial covenants in the senior facilities include:

•	a maximum ratio of total net debt to EBITDAS of 2.75:1 at the end of each quarter for the 12-month testing period ending December 31, 2011; 2.50:1 at the end of each quarter for the 12-month testing period ending December 31, 2012; 2.25:1 at the end of each quarter for the 12-month testing period ending December 31, 2013; 2.00:1 at the end of each quarter for the 12-month testing period ending December 31, 2014; 1.7775:1 at the end of each quarter for the 12-month testing period ending December 31, 2015;

•	a minimum ratio of EBITDA to total interest costs of 3.50:1 at the end of each quarter for the 12-month testing period ended December 31, 2012; 4.00:1 at the end of each quarter for the 12-month testing period ended December 31, 2013; 4.50:1 at the end of each quarter for the 12-month testing period ended December 31, 2014; 5.00:1 at the end of each quarter for the 12-month testing period ended December 31, 2015.

At December 31, 2010, we had U.S.$165 million outstanding under our senior facilities due 2014 and U.S.$345 million due 2016. Subject to certain exceptions, we are required to repay the principal outstanding under the senior facilities with a portion of our excess cash flow as well as with certain proceeds of insurance, asset sales and debt and equity issuances.

  French Revolving Facility

On February 7, 2007, we entered into a U.S.$200 million French law revolving credit agreement with CGGVeritas as borrower, Natixis as administrative agent, Credit Suisse as collateral agent and the lenders party thereto. The proceeds of the French revolving facility may be drawn in dollars or in euros, and may be used for the general corporate purposes of the borrower. At December 31, 2010, our French revolving facility was undrawn.

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

The French revolving facility was amended on December 12, 2008, May 28, 2009 and November 4, 2010. The first amendment provides us with greater flexibility with respect to (i) the acquisition of companies through a tender offer process, (ii) share buybacks and (iii) recapitalization of subsidiaries that are not guarantors under our credit agreements.

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

The third amendment extended the maturity of the French revolving facility until February 2014 and revised the financial ratios in line with the third term loan B amendment.

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

As amended on November 4, 2010, the applicable margin ranges from 3.00% to 3.25%, depending on the corporate rating of CGGVeritas by Standard & Poor’s and the corporate family rating of CGGVeritas by Moody’s.

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

On March 1, 2011, we redeemed U.S.$460 million in the aggregate principal amount of the 7 1/2% senior notes due 2015 out of the U.S.$530 million then outstanding.

Bonds convertible into and/or exchangeable for new or existing shares (“OCEANEs”)

On January 27, the Company issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of the Company to be redeemed on January 1, 2016 for a total nominal amount of €360 million.

The net proceeds of the issuance were used to actively manage CGGVeritas’ indebtedness, in particular to redeem U.S.$460 million in aggregate principal amount of the U.S.$530 million 7 1/2% senior notes due May 2015, allowing the Group to reduce its cash interest expense.

The convertible bonds’ nominal value was set at €27.80 per bond, representing an issue premium of 25% of the CGGVeritas’ reference share price on the regulated market of NYSE Euronext in Paris.

The convertible bonds will bear interest at a rate of 1.75% payable semi-annually in arrear on 1 January and 1 July of each year.

The bonds will entitle the holders to receive new and/or existing CGGVeritas shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at the option of CGGVeritas.

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

  9 1/2% senior notes due 2016

On June 9, 2009 we issued U.S.$350 million in aggregate principal amount of 9 1/2% senior notes due 2016. These notes are guaranteed on a senior basis by the same guarantors that guarantee the senior facilities (including CGGVeritas Services Holding (U.S.) Inc.). We used the proceeds from the notes to replace cash used to repay U.S.$100 million of our term loan B facility on May 21, 2009, and to fund the three quarterly U.S.$27.5 million amortization payments due during the remainder of 2009 under the term loan B facility. The remaining amount was used to repay indebtedness of approximately U.S.$50 million in respect of certain seismic vessels and to fund ongoing operations. On January 5, 2010, these notes were exchanged for identical notes registered with the SEC.

  Other Credit Facilities

  Geomar secured term loan facility

On April 30, 2007, Geomar entered into a U.S.$25 million credit facility to refinance the purchase price of the seismic vessel CGG Alizé. The facility is secured by a pledge over the vessel. At December 31, 2010, the amount outstanding under this facility was U.S.$12.5 million. This facility matures on June 5, 2014.

  Voyager AS secured term loan facility

On January 13, 2011, Voyager AS (to be renamed Exploration Vessel Resources II AS) entered into a U.S.$45 million credit facility to refinance part of the existing debt of the company as of the date of its acquisition by the Group. The facility is secured by a pledge over the vessel and is subject to substantially the same covenants as the Term Loan B. At March 31, 2011, the amount outstanding under this facility was U.S.$45 million. This facility matures on August 31, 2016.

  Financial Debt

Gross financial debt was €1,485.6 million as of December 31, 2010, €1,399.0 million as of December 31, 2009 and €1,546.0 million as of December 31, 2008. Net financial debt was €1,149.7 million as of December 31, 2010, €918.7 million as of December 31, 2009, and €1,029.1 million as of December 31, 2008. The ratio of net debt to equity was 41% as of December 31, 2010 and 35% as of December 31, 2009 and 2008.

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

The following table presents a reconciliation of net financial debt to financing items of the balance sheet at December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
	(in millions of euros)

Bank overdrafts	4.5	2.7	8.2
Current portion of financial debt	74.5	113.5	241.5
Financial debt	1,406.6	1,282.8	1,296.3

Gross financial debt	1,485.6	1,399.0	1,546.0
Less cash and cash equivalents	(335.9)	(480.3)	(516.9)

Net financial debt	1,149.7	918.7	1,029.1

  EBITDAS

EBITDAS for the years ended December 31, 2010, 2009 and 2008 was €596.2 million, €658.9 million and €1,058.4 million, respectively.

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

The following table presents a reconciliation of EBITDAS to Net cash provided by operating activities, according to our cash-flow statement, for the periods indicated:

	Year ended December 31,
	2010	2009	2008
	(in millions of euros)

EBITDAS	596.2	658.9	1,058.4
Other financial income (loss)	8.5	(11.2)	(11.5)
Variance on Provisions	(19.7)	27.2	2.8
Net gain on disposal of fixed assets	—	3.2	2.0
Dividends received from affiliates	2.4	0.7	1.4
Other non-cash items	(13.3)	(4.0)	4.4
Income taxes paid	(73.2)	(74.2)	(137.5)
Change in trade accounts receivables	(69.0)	95.7	(39.7)
Change in inventories and work-in-progress	(26.8)	59.4	(26.6)
Change in other current assets	(18.9)	22.4	9.7
Change in trade accounts payables	84.2	(121.5)	(17.5)
Change on other current liabilities	(9.5)	(33.5)	30.8
Impact of changes in exchange rate	(10.9)	(6.3)	8.6

Net cash provided by operating activities	450.0	616.8	885.6

  Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payments due by period
	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total
	(in millions of euros)

Long-term debt:
— Repayments: fixed rates	2.7	5.4	393.1	541.8	943.0
— Repayments: variables rates(a)	11.4	20.5	129.9	219.5	381.3
— Bonds and senior facilities interests	97.0	192.8	162.6	41.6	494.0

Total long-term debt obligations	111.1	218.7	685.6	802.9	1,818.3
Finance lease:
— Finance lease obligations: fixed rates	36.3	16.8	16.7	50.8	120.6
— Finance lease obligations: variables rates(a)	15.8	15.2	—	—	31.0

Total finance lease obligations	52.1	32.0	16.7	50.8	151.6
Operating leases(b):
— Bareboat agreements	73.2	157.2	138.0	263.3	631.7
— Other operating leases agreements	100.4	102.2	53.8	81.4	337.8

Total operating lease obligations	173.6	259.4	191.8	344.7	969.5
Total contractual obligations(c)	336.8	510.1	894.1	1,198.4	2,939.4

(a)	Payments are based on the variable rates applicable as of December 31, 2010.

(b)	Includes the time charter agreements for seismic vessels Sirius and Pacific Finder as of December 31, 2010.

(c)	Payments in foreign currencies are converted in euros at December 31, 2010 exchange rates.

  Off-Balance Sheet Arrangements

We have not entered into any other off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Trend information

  Interest Rates

Drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, our interest expenses vary in line with movements in short-term interest rates. In particular, our senior facilities are subject to interest based on U.S. dollar LIBOR. As a result, our interest expenses may increase significantly if short-term interest rates increase. Based on our borrowings outstanding as of December 31, 2010, each 50 basis point increase in the U.S. dollar LIBOR would increase our interest expense by U.S.$3 million per year. However, a large proportion of our debt consists of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations.

The following table shows our variable interest rate exposure by maturity as of December 31, 2010:

					Net exposure before				Net exposure after
	Financial assets(1)		Financial debt(1)		hedging		Hedging instruments		hedging
	(a)		(b)		(c)=(a)-(b)		(d)		(e)=(c)+(d)
		Variable		Variable		Variable		Variable		Variable
	Fixed rate	rate	Fixed rate	rate	Fixed rate	rate	Fixed rate	rate	Fixed rate	rate
	(millions of euros)

Less than 1 year	53	179	29	27	24	152	—	—	24	152
1 to 2 years	—	—	1	34	(1)	(34)	—	—	(1)	(34)
3 to 5 years	—	—	661	358	(661)	(358)	—	—	(661)	(358)
More than 5 years	—	—	357	—	(357)	—	—	—	(357)	—
Total	53	179	1,048	420	(995)	(241)	—	—	(995)	(241)

Note:

(1)	Excluding overdrafts and accrued interest, but including [employee profit sharing expenses

As of December 31, 2010, our variable-rate assets (net of liabilities) due in less than one year totaled €152 million.

Our variable interest rate indebtedness carried an average interest rate of 4.87% in 2010 and our investments and other financial assets earned interest at an average rate of 0.5%. As a result, a 1% increase in interest rates would reduce our income before tax and shareholders equity by €1.2 million, whereas a 1% decrease in interest rates would increase our income before tax and shareholders’ equity by €0.7 million.

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

Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S dollar and euro or other currencies may adversely affect our operating revenues and results. In the years ended December 31, 2010, 2009 and 2008, more than 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner and British pounds. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. For financial reporting purposes, such depreciation of the U.S. dollar against the euro negatively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a reduced value. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, such depreciation reduces our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. An appreciation of the U.S. dollar against the euro has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the U.S.$/euro exchange rate has considerably increased over the last few years due to increased sales outside Europe. Based on our level of operations in 2010, and given the portfolio of currencies during that year, a 10-cent variance of the U.S. dollar against the euro would have affected our dollar equivalent-value operating income by approximately U.S.$40 million.

As of December 31, 2010 we and our subsidiaries whose functional currency is the euro had dollar-denominated assets and liabilities of U.S.$1,732,2 million and U.S.$1,726.7 million, respectively. Our net exchange rate exposure was U.S.$5.5 million before hedging and U.S.$(27.8) million after taking into account hedging arrangements of U.S.$(33.3) million. As a result of our compliance with IAS 12 — Income Taxes, our results of operation are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns an asset is not the same as the currency used for taxation purposes. This is the case for several Norwegian subsidiaries that own offshore assets (vessels and equipment) for which the functional currency is the U.S. dollar, whereas the taxable currency is the Norwegian kroner.

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

In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. At December 31, 2010, 2009 and 2008, we had U.S.$128.1 million (with a euro equivalent-value of €95,9 million), U.S.$139.5 million (with a euro equivalent-value of €96.8 million) and U.S.$430.8 million (with a euro equivalent-value of €309.6 million), respectively, of notional amounts outstanding under euro/U.S. dollar forward exchange contracts and other foreign exchange currency hedging instruments.

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

Our statuts (memorandum and articles of association) provide that each director is elected for a four-year term by the ordinary general shareholders’ meeting. There is no obligation for directors to be French nationals. According to French corporate law, a physical person may simultaneously hold the office of director in no more than five sociétés anonymes whose registered offices are located on French territory, subject to certain exceptions. Pursuant to the Board’s internal regulations each director is required to own at least 500 of our shares.

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

		Initially	Term
Name	Position	appointed	expires

Robert Brunck(1)(2)	Chairman	1998	2012
Olivier Appert(1)(3)	Director	2003	2012
Loren Carroll(4)	Director	2007	2013
(independent director)(6)
Rémi Dorval(3)(4)	Director	2005	2014
(independent director)(6)
Jean Dunand(4)	Director	1999	2013
(independent director)(6)
Anders Farestveit(2)	Director	2009	2013
Yves Lesage(2)(4)	Director	1988	2013
Robert Semmens(1)(3)(7)	Director	1999	2011
(independent director)(6)
Daniel Valot(4)	Director	2001	2012
(independent director)(6)
David Work(3)(5)	Director	2007	2013
(independent director)(6)
Terence Young(2)(5)	Director	2007	2013
(independent director)(6)
Denis Ranque(1)(5)	Director	2010	2014
Kathleen Sendall(2)(5)	Director	2010	2014
(independent director)(6)

Notes:

(1)	Member of Strategic Committee.

(2)	Member of Technology Committee.

(3)	Member of Appointment-Remuneration Committee.

(4)	Member of Audit Committee.

(5)	Member of Health, Safety, Environment & Sustainable Development Committee.

(6)	Independent director within the meaning of the governance code of the Association Française des Entreprises Privées — Mouvement des Entreprises de France. See “Item 6: Directors, Senior Management and Employees — Board Practices”.

(7)	Renewal of this term office will be proposed to the General Meeting to be held on May 4, 2011. Given the length of his office term, if renewed, Mr. Robert Semmens will no longer be considered as independent.

Mr. Robert Brunck, 61, has been the Chairman of our Board of Directors since May 1999 and was also Our Chief Executive officer until June 30, 2010. Mr. Brunck was Vice Chairman and President from September 1998 to May 1999 and was our President and Chief Operating Officer from February 1995 to September 1998. Mr. Brunck was Vice President of Administration and Development from 1991 to 1995 and Chief Financial Officer from 1989 to 1991. He is Director of the Centre Européen d’Education Permanente, Director of the Ecole Nationale

Supérieure de Géologie, Chairman of the Association pour la Recherche et le Développement des Méthodes et Processus Industriels, Director of the Bureau of Geological and Mining Research and Director of the Groupement des Entreprises Parapétrolières et Paragazières.

Mr. Olivier Appert, 61, has been Chairman and Chief Executive Officer of IFP Energies Nouvelles (previously named the French Petroleum Institute (Institut Français du Pétrole, or IFP)) since April 2003. Mr. Appert was President for long-term co-operation and energy policy analysis within the International Energy Agency until October 1999. He is also a Director of Technip, Director of Storengy and of the Institut de Physique du Globe de Paris.

Mr. Loren Carroll, 67, joined our Board of Directors on January 12, 2007. Until that date, Mr. Carroll had been a Director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco L.L.C. and was also Executive Vice President of Smith International, Inc. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International held a 60% interest in M-I Swaco L.L.C. Until 2010, he was a Director of Smith International and a member of the Supervisory Board of CGGVeritas Services Holding BV. Mr. Carroll currently serves as a Director of Forest Oil Corporation and KBR Inc.

Mr. Rémi Dorval, 60, is Executive Vice President of VINCI. Until 2010, he was Chief Executive Officer and Director of Soletanche-Bachy Entreprise, Senior Executive Vice President of Soletanche Freyssinet, Director, Chairman and Chief Executive Officer of Solétanche Bachy France, Chairman of Forsol, Chairman of SB 2007, a Director of SHPIC, Bachy Soletanche Holdings, SBUSA, Soldata Iberia and Nicholson. He was also a member of the Supervisory Board of CGGVeritas Services Holding BV. Mr. Dorval currently serves as Director of Soletanche Freyssinet.

Mr. Jean Dunand, 71, holds a Master’s degree in Economics and is also a graduate from the Institute of Business Administration from the University of Paris. He started his career in the financial department of the Compagnie Française des Pétrôles, now named TOTAL, where he stayed four years. Then, he held the operational positions of Chief Financial Officer and General Secretary mainly in upstream, but also in downstream, chemical and diversification of this group, both in France and abroad. Seconded to the Institut Français du Pétrole (French petroleum institute, now named IFP Energies Nouvelles), he also served as Financial and Legal Director of ISIS (financial holding of this group) from 1999 to December 2001.

Mr. Anders Farestveit, 72, started his career as director in Geoteam’s geophysical department. In 1973, Mr. Farestveit was one of the founders of Geco (now named WesternGeco) where he held the position of Managing Director. In 1987, Schlumberger acquired Geco and Mr. Farestveit assumed the position of Managing Director of Schlumberger Norway, until he retired in 1998. He was appointed an Honorary Doctor at the University of Bergen in 1996 and was awarded an Honorary Membership in the Society of Exploration Geophysicists in 1997. Mr. Farestveit currently serves on the board of Nordic Energy and Groener Stiftelsen. He is Chairman of the Board of Anfar Invest. He was one of the founders of InSeis in 2001 and Wavefield Inseis in 2006 where he served as chairman (active) until 21 January 2009.

Mr. Yves Lesage, 73, has been our Honorary Chairman since May 1999. Mr. Lesage was Chairman and Chief Executive Officer of CGG from January 1995 to May 1999. He was Chairman, President and Chief Executive Officer of Sogerap from 1994 to 1995.

Mr. Robert Semmens, 53, is an independent consultant, a private investor and adjunct professor of finance at the Leonard N. Stern School of Business (New York University). He was co-founder and General Partner of The Beacon Group LLC from 1993 to 2001. Until 2010, Mr. Semmens was a member of the Supervisory Board of Sercel Holding S.A. He currently serves as Director of MicroPharma Ltd., a Director of Bronco Holdings LLC, and Advisory Director of Sense Networks Inc.

Mr. Daniel Valot, 66, was Chairman and Chief Executive Officer of Technip from September 1999 until April 2007. Mr. Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Until 2010, he was a member of the Supervisory Board of CGGVeritas Services Holding B.V. Mr. Valot is a Director of SCOR and a Director of Dietswell.

Mr. David Work, 65, joined our Board of Directors on January 12, 2007. Until that date, Mr. Work had been a Director of Veritas since 2004. Mr. Work is currently an oil and gas industry consultant. From 2001 until October 2003, he served as the Chairman of Energy Virtual Partners, Inc., a privately-held company engaged in the business of managing under-resourced oil and gas properties. For more than five years prior to his retirement from BP Amoco in October 2000, he served in various management capacities with Amoco and BP Amoco, including Group Vice President of exploration and, finally, as Regional President in the United States. Mr. Work currently also serves as a Director of Cody Resources LLC, and is Chairman and Director of CrystaTech, Inc.

Mr. Terence Young, 64, joined our Board of Directors on January 12, 2007. Until that date, Mr. Young had been a Director of Veritas since 2005. Mr. Young is currently a professor and head of the Department of Geophysics at the Colorado School of Mines and has served as such since 2000. From 1983 until 2000, Mr. Young was employed by Mobil Research and Development Corporation in a variety of roles, the last of which was as a visiting scholar at the Institute for Statistics and Its Applications, Carnegie Mellon University. From 1982 to 1983, he served as a research geophysicist with Compagnie Générale de Géophysique, from 1979 to 1982, he served as assistant professor, Colorado School of Mines, and from 1969 to 1974 was a pilot and flight instructor in the United States Navy.

Mr. Denis Ranque, 59, joined our Board of Directors on May 5, 2010. He is a graduate of French Ecole Polytechnique and Ecole des Mines. He began his career at the French Ministry for Industry, where he held various positions in the energy sector, before joining the Thomson group in 1983 as planning director. In 1984, he became director of space business, the, from 1986, director of the division’s microwave tubes department. Mr. Denis Ranque took over as chief executive of this company in 1989. In April 1992, he was appointed Chairman and Chief Executive Officer of Thomson Sintra Activités Sous-Marines. Four years later, he became Chief Executive Officer of Thomson Marconi Sonar, the sonar systems joint venture set up by Thomson CSF and GEC-Marconi. From January 1998 to May 2009, Mr. Denis Ranque was appointed Chairman and Chief Executive Officer of Thomson-CSF group, now called Thalès. Since October 2001, he has been Chairman of the Board of the Ecole Supérieure des Mines de Paris and since September 2002, he has been Chairman of the Cercle de l’Industrie, an association which unites the France’s biggest industrial companies. He has also been a member of the Board of Directors of Saint-Gobain since 2003. Since 2009, he has been a member of the Board of Directors and Chairman of the Audit Committe of CMA-CGM. He is also a member of the Board of Director of the CNRS and Chairman of SCILAB Enterprises and serves as Chairman and Chief Executive Officer of Technicolor, Chairman of the Association Nationale Recherche Technologie and Chairman of the Fondation Paris-Tech.

Mrs. Kathleen Sendall, 58, joined our Board of Directors on May 5, 2010. She is a graduate of Queen’s university (Ontario) and of the Western Ontario Business School. She began her career as a junior process engineer for Petro-Canada in 1978, and then was a project engineer for compressor station design and construction at Nova, an Alberta corporation for two years. Mrs. Sendall then held various positions within Petro-Canada between 1984 and 1996. From 1996 to 2000, she was Vice President Engineering & Technology, and was then Vice President, Western Canada Development & Operations until 2002. Mrs Sendall was appointed Vice President, North America Natural Gas of Petro-Data from 2002 to 2009. She was also a Governor on the Board of Governors of the University of Calgary until 2010. Mrs. Sendall is an active member of several associations among which the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers. She is a member of the Board of Directors of Alberta Innovates — Energy & Environment, and she also serves as a Director of Public Policy Forum, Michaelle Jean Legacy Foundation and Canadian Center for Energy Information.

  Executive Officers

Under French law and our current statuts, the Chief Executive Officer has full executive authority to manage our affairs. The Board of Directors has the power to appoint and remove, at any time, the Chief Executive Officer. Under French law and our current statuts, the Chief Executive Officer has full power to act on our behalf and to represent us in dealings with third parties, subject only to (i) the corporate purpose of the Company, (ii) those powers expressly reserved by law to the Board of Directors or our shareholders and (iii) limitations that the Board of Directors may resolve, such limitations not being binding on third parties. Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. In accordance with French corporate law, our current statuts provide for either the election by the Board of Directors of one person to assume the position of Chairman and Chief Executive Officer or the division of such functions between two different persons. In its session of June 30, 2010, the Board of Directors decided to separate the roles of Chairman and Chief Executive Officer. Since that date, Mr. Brunck has held the position of Chairman and Mr. Malcor has held the position of Chief Executive Officer, with both positions to be held until the General Meeting convened to approve the financial statements for the financial year ended December 31, 2011.

The following table sets forth the names of our current executive officers who serve as members of our Executive Committee, their current positions with us and the first dates as of which they served as our executive officers.

		Executive
Name	Current position	officer since

Jean-Georges Malcor	Chief Executive Officer	2010
Stéphan Midenet	Executive Vice President, Land Division	2010
Colin Murdoch	Executive Vice President, Processing, Imaging & Reservoir Division	2010
Pascal Rouiller	Executive Vice President, Equipment Division	1997
Luc Schlumberger	Executive Vice President, Multi-Client & New Ventures Division	2010
Benoît Ribadeau-Dumas	Executive Vice President, Marine Division	2010
Gérard Chambovet	Executive Vice President, General Secretary	1995
Stéphane-Paul Frydman	Executive Vice President, Finance & Strategy	2003
Gilles Garczynski	Executive Vice President, Human Resources	2010
Thierry Le Roux	Executive Vice President, Business Development	1995
Thierry Brizard	Executive Vice President, Technology	2010
Lionel Lhommet	Executive Vice President, Geomarkets & Global Marketing	2010
Dominique Robert	Executive Vice President, Global Operational Excellence	2010

Mr. Jean-Georges Malcor, 54, has been Chief Executive Officer of CGGVeritas since June 30, 2010. Before that time, he had been President of CGGVeritas on January 1, 2010. Mr. Malcor began his career at the Thales group as an acoustic engineer (1983-1987) in the Underwater Activities division where he was in charge of hydrophone and geophone design and towed streamer programs. He then moved to Sydney-based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Mr. Malcor became Director of Marketing & Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous- Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999 he became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Wooloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. He also serves as Chairman and Chief Executive Officer of CGGVeritas Services SA and Chairman of the Supervisory Board of Sercel Holding SA.

Mr. Stéphan Midenet, 38, has been Executive Vice President, Land Division since July 1, 2010. He began his career at CGGVeritas as a field engineer in the Land Acquisition Division (1998-2002), with various assignments worldwide. In 2003, he assumed the role of Operations Supervisor for land seismic operations in Indonesia before becoming Managing Director of the subsidiary in charge of these activities. In 2005, he was named Vice President, Sales & Marketing for the Eastern Hemisphere Land Division. This was followed in 2008 by a nomination to Seniot Vice President, Sales & Marketing for the Asia Pacific region. In 2009, Mr. Midenet became Senior Vice President of the Land Acquisition division for the Europ, Africa, Middle-East and Asia Pacific regions. He is currently Director of Ardiseis FZCO, CGGVeritas Services Holding Latin America BV.

Mr. Colin Murdoch, 55, has been Executive Vice President, Processing, Imaging & Reservoir Division since July 1, 2010. He began his career in the industry as data processing geophysicist with Seiscom Delta in Dublin, while also spending time as an Assistant Party Chief on a field crew in Indonesia. He joined McKinley Smith, a geological/geophysical consultant based in Ireland, where he was engaged in interpretation of seismic data and prospect generation. In 1983, he joined Digicon Geophysical Corp. as a Data Processing Manager in Caracas, and he moved to Houston two years after in order to run a dedicated processing center for UNOCAL. In 1985, He joined Entropic Geophysical, based in California, as Land Processing Manager. In 1987, he returned to Digicon Geophysical Corp. where he held a number of positions in Data Processing, including Manager for North and South America. In 1994 he became Vice President of Data Processing & Technology. Mr. Murdoch has held a variety of senior roles through the evolution of the organization to what is today CGGVeritas. He is more particularly Director and Officer of CGGVeritas Land (US) Inc, CGGVeritas Services Holding (US) Inc, CGGVeritas Services (US) Inc, Veritas Investment Inc, Veritas Geophysical (Mexico) LLC, Viking Maritime Inc, VS Fusion LLC, Chairman of Veritas Geoservices Ltd SA.

Mr. Pascal Rouiller, 57, was appointed Executive Vice President for Equipment and Chief Executive Officer of Sercel in September 2005 after having served as Chief Operating Officer of the Sercel group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President for the Asia-Pacific region from May 1992 to September 1995. Mr. Rouiller is President of the Management Board of Sercel Holding, Chief Executive Officer of Sercel SA, Director of Sercel Inc., Chairman and Director of Sercel Canada, Director of the Board of Sercel Australia Pty Ltd., Sercel-JunFeng, Sercel Singapore Private Pte. Ltd., Chairman and Director of Sercel (Beijing) Technological Services Co Ltd. Director of Vibration Technology Ltd., and Cybernetix and Vice-President of the Board of Directors of Xian Sercel Petroleum Exploration Instrument Co. Ltd.

Mr. Luc Schlumberger, 54, has been Executive Vice President, Multi-Client & New Ventures Division since July 1, 2010. Mr. Schlumberger is a Geologist by background and holds a Master’s degree from Montpellier University, France. He has over twenty nine years experience in the Exploration & Production industry. He started with CGGVeritas in 1981 as a Processing Geophysicist and has held various senior positions throughout the world within CGGVeritas. Prior to his assignment as Executive Vice President for Latin America, Mr. Schlumberger led the Multi-Client Data Library business line as well as the Processing & Imaging business unit in the Western Hemisphere. He is currently Director of CGGVeritas Services de Mexico SA de CV, Director and Officer of Alitheia Resources Inc, Officer of CGGVeritas Land (US) Inc, CGGVeritas Services (US) Inc, Veritas Geophysical III and Veritas Geophysical IV.

Mr. Benoît Ribadeau-Dumas, 38, has been Executive Vice President, Marine Division since September 1, 2010. He began his career as a civil servant in the French Public Administration. He held a variety of roles including two years (2002-2004) as a member of the French Prime Minister’s private staff, in charge of administrative reforms and decentralization. In 2004, he joined the aerospace and defense group Thalès as Corporate Development Director, in charge of group strategy, mergers and acquisitions and relationships with shareholders. He then was appointed as Head of two operational business lines, first as Managing Director of the Air Traffic Management Systems in 2007, and, since 2009, as Chief Executive Officer of Thalès Underwater Systems. Mr. Ribadeau-Dumas joined CGGVeritas in his current role in September 2010.

Mr. Gérard Chambovet, 58, has been Executive Vice President, General Secretary since July 1, 2010. Before that date, he had been Senior Executive Vice President Human Resources, Communication, HSE and Audit since January 2007. Previously, he had been Senior Executive Vice President, Technology, Planning & Control and Communication since January 2005 and Senior Executive Vice President of our Services segment since October 1998. Mr. Chambovet was Executive Vice President of our Acquisition Product line from March 1995 to October 1998 and was Manager of our data processing center in Massy, France from 1987 to 1995. Mr. Chambovet is a Director of Argas, Sercel S.A. CGGVeritas Services SA Ardiseis and member of the Supervisory Board of Sercel Holding S.A.

Mr. Stéphane-Paul Frydman, 47, has been Executive Vice President, Finance & Strategy, since July 1, 2010 and he was appointed Group Chief Financial Officer in January 2007. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was an Investor Officer of Butler Capital Partners, a private equity firm, from April 2000 to November 2002, and Industrial Advisor to the French Minister of the Economy and Finances from June 1997 to March 2000. Mr. Frydman is a Director of Sercel SA, CGGVeritas Services SA and CGGVeritas Services Holding (U.S.) Inc. He is a member of the Supervisory Board of Sercel Holding.

Mr. Gilles Garczynski, 47, has been Executive Vice President, Human Resources since July 1, 2010. He began his career at Labinal in 1988 as Employee Relations and International Mobility Manager. In 1993, he became Human Resources Director and Site Manager for industrial/electronics activities of Bull group. Five years later, he was appointed Vice President, Human Resources for the satellite activity foe EADS Astrium, in charge of France and International Space Infrastructure/Equipment and Sub-Systems Divisions. In 2004, Mr. Garczynski became Vice President, Human Resources for the Naval Division of Thalès group before joining CGGVeritas in his current position. He is Chairman of the Board of Directors of CGGVeritas International.

Mr. Thierry Le Roux, 57, has been the Executive Vice President, Business Development since October 2010. Before that date, he had been Advisor to the Chief Execcutive Officer and in charge of the Group’s Business Development and Technology since 2009. He was President and Chief Operating Officer from January 2007 to 2009, Group President and Chief Financial Officer from September 2005 to January 2007, and Senior Executive Vice President of our Equipment segment since October 1998. Mr. Le Roux was Executive Vice President of CGG’s Geophysical Equipment operations from March 1995 to October 1998. He was Business Development Manager

from 1992 to 1995 and Far East Manager from 1984 to 1992. Mr. Le Roux is Chairman of the Board of Sercel SA, Sercel Inc., Hebei Sercel-Jungfeng Geophysical Prospecting Equipment Co. Ltd, Sercel England, Geosensor Corp., Interactive Networks Technologies Inc. and Opseis International Sales Inc., as well as Chairman of the Supervisory Board of Tronic’s Microsystems SA, Vice-Chairman and member of the Supervisory Board of Sercel Holding and a Director of Sercel Singapore Private Ltd., STX Corp., CGGVeritas Services Holding (U.S.) Inc and Cybernetix SA.

Mr. Thierry Brizard, 57, has been Executive Vice President, Technology since October 1, 2010. He joined the Underwater Activities Division of Thalès in 1980 as Hardware/Software Engineerin charge of the 2040 sonar display for the Royal Navy. At the end of 1987, he moved to Sydney to found Thomson Sintra Pacific. Returning to France in 1991, he took the lead of the Digital Electronic Department of Thomson Marconi Sonar. In 1995, he was promoted Director of the Signal Processing Common Efficiency Team (CET) across the whole of Thalès. In April 1997, he moved to the Land & Joint Division and was seconded as Technical Director to the Midsco international Joint-Venture in the United States to complete the development of the Link16 Low Volume Terminal Mids. In 2000, created his own company, XIOS, to exploit one of his patents and developed a low cost navigation system for divers. In 2001, he returned to the Business Group Air Defense (BGAD) of Thalès as Vice President, Research & Development in 2002. In 2004, his area of responsibility extended to the perimeter of the Air Systems Division. In November 2005, he moved to the United States to work as Senior Technical Director of the ThalèsRaytheonSystems’ Air Command and Control Systems Programs (ACCS LOC1). During is last years of service for Thalès, he was appointed Vice President, Research & Development for the Thalès Naval and Land Divisions. Mr. Brizard joined CGGVeritas in October 2010 in his current position.

Mr. Lionel Lhommet, 48, has been Executive Vice President, Geomarkets & Global Marketing since July 1, 2010. He began his career in 1985 at CGG as Party Chief for land acquisition seismic crews in Africa. In 1988, he became Key Account Manager within 3Com, a Californian start-up specialized in computer networking. In 1996, he joined Petrosystems as Vice President, Sales & Operations, a CGG subsidiary dedicated to G&G interpretation software development. In 1998 he was appointed a Director of Flagship LLC, a Houston-based reservoir characterization software provider. In 2001, he founded his own company, PROGNOST Systems, where he developed artificial intelligence systems for downstream industries. In 2003, he re-joined CGGVeritas as Vice President, Business Development and R&D for Land & Shallow Water seismic acquisition. Following the merger with Veritas, M. Lhommet became Executive Vice President in charge of the Land Acquisition Product Line and then in 2009 he became responsible for the management of all CGGVeritas Services foe Europe, Africa, Middle-East and Asia Pacific regions. He is currently Chirman of the Board of CGG (Nigeria) Ltd, Director of CGGveritas Services (Norway) AS, Wavefield Inseis AS, ARGAS, VSFusion LLC and Veritas Caspian LLP and General Manager of CGG Explo.

Mr. Dominique Robert, 59, has been Executive Vice President, Global Operational Excellence since July 1, 2010. After having worked four years in Algeria for the Ministry of Public Works (roads and airstrips), he joined CGGVeritas in 1979 as Party Chief for a land seismic crew in Indonesia. He has been assigned abroad in different countries during his career and held many different managerial positions in CGGveritas, mainly in the Asia Pacific region from 1985 to 2000. In 2000, he came back to France and worked as Chief Executive Officer of Flagship, a CGGVeritas software division. In 2001, Mr. Robert was appointed Executive Vice President, Land & Shallow Water seismic data acquisition and in 2007, following the merger with Veritas, he became Executive Vice President of the Europe, Africa, Middle-East region. He holds the positions of Managing Director of CGGVeritas Services Holding BV, CGGVeritas Services (UK) Holding BV and Deputy Chief Executive Officer of CGGVeritas Services SA.

Compensation

The aggregate compensation of our executive officers, including the Chief Executive Officer, includes both a fixed element and a bonus element. The bonus due to the general management for a given fiscal year is paid during the first semester of the next fiscal year. With this bonus, the aggregate compensation may substantially vary from one year to another.

The aggregate compensation of our executive officers (including the Chief Executive Officer) paid in fiscal year 2010 was €2,874,894, including the benefits in kind but excluding directors’ fees. No bonus was paid in 2010 as the executive officers decided to waive their right to the 2009 bonus.

The aggregate compensation paid to Mr. Brunck, Chairman of the Board, in fiscal year 2010 was €447,500 of fixed compensation plus €6,840 of benefits in kind (company car). Mr. Robert Brunck’s compensation changed between the first and second half of 2010. It was set at €520,000 on an annual basis for the first half, and reduced to €375,000, on an annual basis for the second half. For the first half of the year, this compensation corresponds to his position as Chairman and Chief Executive Officer, held until June 30, 2010. Since July 1, 2010, his fixed compensation has been reduced, and the related variable part is now linked to the achievement of individual objectives corresponding to the missions described below assigned to him by the Board of Directors in addition to those assigned to him by the applicable law. While assisting his successor during the transition period, the Chairman is in charge of the following missions in close coordination with the Chief Executive Officer:

•	To effectively plan strategic matters, and to ensure that the Board shares and agrees the corporate strategy proposed by the Chief Executive Officer, and to thereafter monitor the implementation of that strategy;

•	To represent the Company as a figurehead at the highest level, and maintain a positive ongoing dialogue with key clients, governments, regulatory authorities, media, shareholders, investors and general public, contributing to the success of the Group;

•	To foster effective communication with major stakeholders (oil companies, important partnerships, key suppliers etc), and ensure that their views are communicated and understood by the Board with integrity, probity and in a timely manner;

•	To cooperate closely with the Chief Executive Officer to ensure a close and trusting partnership between the Board and the Chief Executive Officer;

•	To provide support, mentoring, advice and coaching to the Chief Executive Officer as appropriate and ensure effective liaison and continuity of communication on developments occurring between formal Board meetings;

•	To provide support to the Chief Executive Officer in the selection of the key members of the executive team and ensure that succession plans are in place for all key executives.

For fiscal year 2010, the bonus of Mr. Brunck depended upon the achievement of personal objectives (representing one third of the bonus) and financial objectives (representing two thirds of the bonus). The financial objectives related to consolidated EBIT (weighted 35% of the total financial objectives), EBITDAS less capital expenditures (weighted 35%) and EBI (earning before interest) of the Group (weighted 30%). These financial objectives were not met for 2010 and the variable part was limited to the achievement of individual objectives. Mr. Brunck was paid his 2010 bonus of € 139,738 in March 2011. Finally, Mr. Brunck received € 47,946.24 in his capacity as director in 2010.

The aggregate compensation paid to Mr. Malcor, Chief Executive Officer, in fiscal year 2010 was €500,000 of fixed compensation plus €6,270 of benefits in kind (company car). For fiscal year 2010, the bonus of Mr. Malcor depended upon the achievement of personal objectives (representing one third of the bonus) and financial objectives (representing two thirds of the bonus). The financial objectives related to consolidated EBIT (weighted 35% of the total financial objectives), EBITDAS less capital expenditures (weighted 35%) and EBI of the Group (weighted 30%). These financial objectives were not met for 2010 and the variable part was limited to the achievement of individual objectives. Mr. Malcor was paid his 2010 bonus of €169,850 in March 2011.

The aggregate compensation of Mr. Brunck, Chairman of the Board, and of Mr. Jean-Georges Malcor, Chief Executive Officer, over the last two years are set forth below:

Robert Brunck

	2009			2010
	Amounts	Amounts		Amounts	Amounts
Chairman of the Board of Directors	earned	paid		earned	paid

Fixed compensation	€520,000.00	€520,000.00		€447,500.00	€447,500.00
Variable compensation	€0.00 (1)	€687,230	(2)	€139,738.00 (3)	€0.00 (1)
Exceptional compensation	N/A	N/A		N/A	N/A
Retirement Indemnity	N/A	N/A		N/A	€370,450.00
Director’s fees(4)	€50,762.99	€49,100.18	(5)	€47,946.24	€50,762.99
Benefits in kind(6)	€6,840.00	€6,840.00		€6,840.00	€6,840.00
Total	€577,602.99	€1,263,170.18		€642,024.24	€875,552.99

Notes:

(1)	The executive officers and the other members of the Executive Committee have decided to forego their 2009 bonus.

(2)	Paid in March 2009 for fiscal year 2008.

(3)	Paid in March 2011 for fiscal year 2010.

(4)	Mr. Robert Brunck did not receive any compensation as member of the Supervisory Board of Sercel Holding or as Chairman of the Board of Directors of CGG Americas. On December 31, 2010, Mr. Brunck no longer held these positions.

(5)	Paid at the beginning of 2009 for fiscal year 2008.

(6)	Benefits in kind are limited to the use of a company car.

Jean-Georges Malcor

	2010
	Amounts		Amounts
Chief Executive Officer	earned		paid

Fixed compensation	€500,000.00		€500,000.00
Variable compensation	€169,850.00	(1)	N/A
Indemnity paid upon termination of the employment agreement	€22,500.00	(2)	€22,500.00	(2)
Exceptional compensation	N/A		N/A
Director’s fees	N/A		N/A
Benefits in kind	€6,270.00		€6,270.00
Total	€698,620.00		€528,770.00

Notes:

(1)	Paid in March 2011 for fiscal year 2010.

(2)	This amount to be paid upon termination of the employment agreement covers the indemnity due for vacation days and a prorata payment of the 13th month of salary.

Non-compete agreement with Mr. Malcor

On June 30, 2010, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the signature of a non-compete agreement between the Company and Mr. Malcor.

This non-compete agreement applies to any geophysical data acquisition, processing or interpretation services or the provision of equipment or products designed for the acquisition, processing or interpretation of geophysical data. Mr. Malcor has agreed that he will not contribute to projects or activities in the same field as those in which he was involved at CGGVeritas for period of eighteen months starting on the date on which he leaves the Group.

In consideration for this undertaking, Mr. Malcor will be entitled to receive compensation corresponding to 100% of his annual reference compensation as defined in the indemnity letter described below upon leaving the Group.

Special termination indemnity for Mr. Malcor

On December 19, 2008, the Board of Directors decided to refer to the recommendations on the compensation of executive officers of listed companies that were published by the AFEP-MEDEF on October 6, 2008 and incorporated into the AFEP-MEDEF consolidated code of corporate governance of December 2008.

Pursuant to this code, the Board of Directors decided, upon the appointment of Mr. Malcor as Chief Executive Officer of the Company on June 30, 2010, to terminate his employment agreement. In addition, the Board of Directors resolved that Mr. Malcor would be entitled to receive a special termination indemnity in case of termination of his Chief Executive Officer position, only in case of forced departure relating to a change of control or change of strategy. Pursuant to article L.225-42-1 of the Commercial Code, the payment of this special termination indemnity remains subject to the achievement of the following conditions related to the Company’s performance.

The indemnity shall be equal to the difference between:

•	a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Malcor during the twelve-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Malcor (i) with respect to fiscal years closed over the 36-month period preceding his departure date or (ii) over the full years of presence in the Company starting as from January 1, 2010, in case he leaves the Group less than 36-months after he joined the Company (“the Reference Annual Compensation”), and

•	any sum to which Mr. Malcor may be entitled as a result of such termination, including any sums to be paid further to the application of his non-competition commitment.

The global indemnity amount shall not exceed 200% of the Reference Annual Compensation.

Pursuant to article L.225-42-1 of the Commercial Code, the payment of this special termination indemnity remains subject to the achievement of the following conditions related to the Company’s performance:

•	The average, over the 60 trading days preceding the departure date, of the ratio between the CGGVeritas ADS price over the PHLX Oil Service Sectorsm (OSXSM) index shall equal at least two-third of the same average ratio (i) four years before or (ii) as of January 1, 2010 if Mr. Jean-Georges MALCOR leaves the Group before his fourth year;

•	The average, over the 60 trading days preceding the departure date, of the ratio between the CGGVeritas share price over SBF 120 index shall equal at least two-third of the same average ratio (i) four years before or (ii) as of January 1, 2010 if Mr. Jean-Georges MALCOR leaves the Group before his fourth year;

•	The average margin of the Group EBITDAS (i) over the four years preceding the departure date or (ii) over a period starting as from January 1, 2010 if Mr. Jean-Georges MALCOR leaves the Group before his fourth year, shall be at least 25%.

Payment of the full amount of the special termination indemnity is subject to the fulfillment of two conditions out of three. In case only one condition is fulfilled, then Mr. Jean-Georges MALCOR will be entitled to receive only 50% of the special termination indemnity.

Finally, pursuant to said article L.225-42-1 of the Commercial Code in particular, the Board of Directors will verify prior to the payment of the special severance payment (i) that the performance conditions described above are duly fulfilled and (ii) that the payment of the special termination indemnity complies with the corporate governance code applicable at the date of departure.

Mr. Robert Brunck does not benefit from any indemnity letter.

General benefits plan

On June 30, 2010, the Board of Directors approved the extension to Mr. Brunck and Mr. Malcor of the benefit of the Group’s general benefits plan applicable to all employees.

Individual benefits plan

On June 30, 2010, the Board of Directors approved the execution of a supplementary individual benefits plan for Mr. Malcor between the Company and SPHERIA Vie insurance company. We paid to SPHERIA Vie a lump sum of €43,000 in January 2011. This plan will be executed in 2011 and will take effect in September 2011, for a period ending on December 31, 2014.

Individual insurance covering loss of employment

The Board of Directors authorized, on June 30, 2010, the Company to subscribe with GSC Gan, as from July 1, 2010, an individual insurance policy covering loss of employment, in favor of Mr. Malcor. The annual subscription fee payable by the Company amounts to €10,000. This insurance provides for the payment of a maximum of 21% of his 2010 compensation (corresponding to €155,549), for a duration of 12 months and after the expiry of a 12-month waiting period.

Supplemental retirement plan:

A supplemental retirement plan for the members of the Executive Committee and the Management Board of Sercel Holding (whom we refer to here as the “Beneficiaries”) was implemented on January 1, 2005. The Chairman of the Board and the Chief Executive Officer benefit from this plan. It is an additive defined benefit plan with a double cap. Accruals are acquired per year of services, with a ceiling of 20 years.

As of December 31, 2010, the Company’s commitment under the Supplementary Pension Plan correspond for the Chairman of the Board to an annual pension equal to 33.39% of his annual 2010 target compensation, and for the Chief Executive Officer to an annual pension equal to 19.03% of his annual 2010 target compensation received in 2010.

The aggregate present benefit value of this supplemental plan as of December 31, 2010 was €15,342,310 of which €1,478,569 has been recorded as an expense for fiscal year 2010. Of such present benefit value, the portions relating to the Chairman of the Board and Chief Executive Officer are €7,391,235 and €644,979 respectively. The expense relating to the Company’s commitment for the Chairman of the Board has been recorded for the last time because he retired during 2010.

Directors as a group received aggregate compensation of €640,000 in January 2011 for services provided in their capacity as directors during fiscal year 2010. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to directors. Directors’ service contracts do not provide for benefits upon termination.

The following table sets forth the amounts CGGVeritas and its subsidiaries paid to directors of CGGVeritas, in their capacity as directors, for the year ended December 31, 2010:

Amount paid to
CGGVeritas directors by
the Company or one of its
subsidiaries for fiscal year
Name	2010

Robert Brunck(1)	€50,762.99
Olivier Appert	€44,770.31
Loren Carroll(2)	€72,871.57
Rémi Dorval(3)	€63,409.20
Jean Dunand	€48,996.57
Yves Lesage	€49,316.61
Anders Farestveit	€50,603.05
Christian Marbach(*)	€9,882.04
Thierry Pilenko(*)	€8,974.63
Denis Ranque	€19,813.60
Robert F. Semmens(4)	€84,534.20
Kathleen Sendall	€40,721.01
Daniel Valot(5)	€53,778.97
David Work	€54,232.68
Terence Young	€50,149.34

Notes:

(1)	Mr. Brunck did not receive any compensation as member of the Supervisory Board of Sercel Holding or as Chairman of the Board of Directors of CGG Americas. On December 31, 2010, Mr. Brunck no longer held these positions.

(2)	Includes €57,871.57 paid by CGGVeritas to Mr. Carroll as a director and €15,000 paid by CGGVeritas Services Holding BV to Mr. Carroll as a member of the Supervisory Board. On December 31, 2010, Mr. Carroll no longer held the position of member of the Supervisory Board of CGGVeritas Services Holding BV.

(3)	Includes €48,409.20 paid by CGGVeritas to Mr. Dorval as a director and €15,000 paid by CGGVeritas Services Holding BV to Mr. Dorval as a member of the Supervisory Board. On December 31, 2010, Mr. Dorval no longer held the position of member of the Supervisory Board of CGGVeritas Services Holding BV.

(4)	Includes €69,534.20 paid by CGGVeritas to Mr. Semmens as a director and €15,000 paid by Sercel Holding to Mr. Semmens as a member of the Supervisory Board. On December 31, 2010, Mr. Semmens no longer held the position of member of the Supervisory Board of Sercel Holding.

(5)	Includes €38,778.97 paid by CGGVeritas to Mr. Valot as a director and €15,000 paid by CGGVeritas Services Holding BV to Mr. Valot as a member of the Supervisory Board. On December 31, 2010, Mr. Carroll no longer held the position of member of the Supervisory Board of CGGVeritas Services Holding BV.

(*) Resigned from his duties of director of CGGVeritas on May 5, 2010.

As of March 31, 2011, our directors and executive officers held an aggregate of 558,251 shares and 3,025 ADS of CGGVeritas. As of March 31, 2011, our directors and executive officers held options to purchase an aggregate of 3,635,118 ordinary shares and a maximum of 315,650 performance shares. As of March 31, 2011, none of our directors and executive officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.

Board Practices

In accordance with the Board of Directors’ resolution of December 19, 2008, the Company complies with the AFEP-MEDEF code of corporate governance for listed companies (the “AFEP-MEDEF Code”). Pursuant to the standards set forth in the AFEP-MEDEF Code, we believe that eight of our directors do not have any relationship with CGGVeritas, the Group or its management that could impair their freedom of judgment and thus qualify as independent. Those directors are Mr. Carroll, Mr. Dorval, Mr. Dunand, Mr. Semmens, Mr. Valot, Mr. Work, Mr. Young and Mrs. Sendall. We also believe that the previous position of Mr. Carroll, Mr. Work and Mr. Young as members of the Board of Directors of Veritas do not impair their independence. Finally, pursuant to the AFEP-MEDEF Code, due to the length of his directorship in the Company, Mr. Semmens will no longer be in a position to be qualified as independent upon renewal of his term of office by our shareholders’ meeting of May 4, 2011. Our Board of Directors reviews, on an annual basis, the qualification of directors as independent pursuant to the AFEP-MEDEF Code.

Strategic Planning Committee

The Strategic Planning Committee’s assignment is to study:

•	Medium-term plans and budgets,

•	Strategic options for the Company,

•	Organic development,

•	Projects related to financial transactions.

As of December 31, 2010, the members of the Committee were the following:

•	Robert Brunck (Chairman),

•	Olivier Appert,

•	Denis Ranque, and

•	Robert Semmens(*).

(*) independent director

This Committee customarily meets before each Board meeting and more often if necessary. During 2010, the Strategic Planning Committee met ten times. The average attendance rate of committee members was 92.5%.

In 2010, the Committee was consulted regarding, inter alia, (i) the 2010-2011 forecasts, (ii) the establishment of a new organization for the Group, (iii) the investment by the Fonds Stratégique d’Investissements in the share capital of the Company, (iv) the Marine organization and fleet management, (iv) the 2011 pre-budget, (v) the external communication of the Company vis à vis shareholders and analysts.

Audit Committee

Pursuant to its Charter, the Audit Committee is responsible for assisting the work of the Board of Directors.

The scope of the duties of the Audit Committee as defined by law includes the following:

•	Monitor the financial reporting process;

•	Monitor the effectiveness of the Company’s internal control and risk management systems;

•	Monitor the statutory audit of the annual and consolidated accounts;

•	Review and monitor the independence of the statutory auditors.

The Committee is specifically in charge of:

•	Assignments relating to financial statements and financial information:

•	Reviewing and discussing with management and the statutory auditors the following items:

•	The consistency and appropriateness of the accounting methods adopted for establishment of the corporate and consolidated financial statements,

•	The consolidation perimeter,

•	The draft annual and consolidated accounts, semi-annual and quarterly consolidated financial statements along with their notes, and especially off-balance sheet arrangements,

•	The quality, comprehensiveness, accuracy and sincerity of the financial statements.

•	Hearing the statutory auditors reporting on their review, including any comments and suggestions they may have made in the scope of their audit,

•	Examining the draft press releases related to the Group financial results and proposing any modification deemed necessary,

•	Reviewing the report on form 20-F and the French “Document de Reference”,

•	Raising any financial and accounting question that appears important to it.

•	Assignments relating to risk management and internal control:

•	Reviewing with management (i) the Company’s policy on risk management, (ii) the analysis made by the Company of its major risks (risk mapping) and (iii) the programs put in place to monitor them,

•	Reviewing with management (i)the role and responsibilities with respect to internal control; (ii) the principles/rules of internal control defined by the Company on its general internal control environment (such as governance, ethics, delegation of authority and information systems) and on the key processes (such as treasury, purchase, closing of the accounts and fixed assets), (iii) the internal control quality as perceived by the Company and (iv) the significant deficiencies, if any, identified by the Company or reported by the external auditors (section L.823-16 of the French Commercial Code) as well as the corrective actions put into place,

•	Reviewing (i) the Report of the Chairman on Board of Directors’ Composition, Preparation and Organization of the Board of Directors’ Work, on Internal Control and Risk Management and (ii) the conclusions of the external auditors on such report.

•	Assignments relating to internal audit:

•	Reviewing with management:

•	The organization and operation of internal audit,

•	Its activities and notably the missions proposed in the scope of the internal audit plan approved by the general management and presented to the Committee,

•	Results of internal audit reviews.

•	Assignments relating to external audit:

•	Reviewing with the statutory auditors their annual audit plan,

•	Hearing, if necessary, the statutory auditors without the management being present,

•	Monitoring the procedure for selection of the auditors and issuing a recommendation to the Board of Directors on the statutory auditors whose appointment is to be submitted to the shareholders’ meeting,

•	Monitoring the independence of the statutory auditors on annual basis,

•	Discussing possibly individually the audit work with the statutory auditors and the management and reviewing regularly with the management the amount of the auditors’ fees. Within the framework of a procedure that it determines annually, the Committee has sole authority to authorize performance by the auditors or by the members of their network of services not directly relating to their auditing mission.

•	Other assignments:

•	Reviewing with management and, when appropriate, the external auditors the transactions binding directly or indirectly the Company and its executive officers,

•	Seeing to the handling, anonymously, of any feedback concerning a possible internal control problem or any problem of an accounting and financial nature.

Finally, the management of the Company must report to the committee any suspected fraud of a significant amount so that the committee may proceed with any verification that it deems appropriate.

The following persons are to attend the Committee meetings: the Chairman of the Board of Directors, the members of the Executive Committee, including the Chief Executive Officer and the Chief Financial Officer, the auditors, the Senior Vice-President Internal Audit, and any person whom the Committee wishes to hear.

Minutes of each meeting are taken. Furthermore, the Chairman of the Committee reports on its work at every Board of Directors’ meeting as the audit committee meets systematically before each Board of Directors’ meeting. This report is recorded in the minutes of the Board of Directors’ meeting.

As of December 31, 2010, the members of the Committee were the following:

•	Jean Dunand (Chairman)(*),

•	Loren Carroll(*),

•	Rémi Dorval(*),

•	Yves Lesage, and

•	Daniel Valot(*).

(*) independent director

Mr. Jean Dunand was appointed as Financial Expert by the Board of Directors in 2003 pursuant to section 407 of Sarbanes Oxley Act.

Both Mr. Jean Dunand and Mr. Loren Carroll qualify as independent members of the Committee with specific competences in financial and accounting matters pursuant to article L.823-19 of the French Commercial Code.

Mr. Jean Dunand over the years he spent in the TOTAL group has developed an extensive financial and accounting expertise through the various positions he has held especially as CFO of several TOTAL subsidiaries located in countries where the CGGVeritas Group also carries on business. In the positions Mr. Loren Carroll has held over 15 years with Arthur Andersen, he has developed an extensive accounting and auditing experience, especially for public companies. He then became Chief Financial Officer of Smith International, a supplier of products and services to the oil and gas, petrochemical, and other industrial markets. Within Smith International, he was in charge of investor relations, supervision of financial activities of the public corporation (NYSE-listed) and merger, acquisitions and strategic development. Both Mr. Jean Dunand and Mr. Loren Carroll are therefore very familiar with the financial and accounting specificities of our industrial sector and our international activities.

In conformity with the provisions of the AFEP-MEDEF Code, the Committee is composed of two-thirds of independent directors.

In 2010, the Audit Committee met nine times with an average attendance rate of committee members of 89%.

In 2010, the Audit Committee reviewed draft versions of the annual consolidated financial statements for 2009, the consolidated financial statements for the first quarter, the first semester and the third quarter of 2010. It also reviewed the 2010 forecasts. The Audit Committee also provided to the Board its recommendations concerning these financial statements. The audit committee reviewed the 20-F report and the “Document de Référence”. The Committee also determined and implemented a review plan of the main risks of the Group.

It examined the work to be performed by the statutory auditors in the scope of their audit on the 2010 financial statements and approved their fee estimates for this work. In compliance with the Audit Committee’s procedures providing for its prior approval of non-audit services provided by the members of our auditors’ network, the Audit Committee reviewed the services performed in 2010 and approved them as necessary.

The Audit Committee reviewed the activities of the internal audit team, which acts on the basis of a plan established by the Executive Committee and presented to the Audit Committee. This plan is established in light of perceived operational and financial risks and with the goal of systematically reviewing the major entities of each business division every three years.

The Audit Committee was also kept regularly informed on the development of the assessment of internal control procedures pursuant to section 404 of the Sarbanes-Oxley Act and of the results thereof. The external auditors and the internal audit presented their respective conclusions.

The Audit Committee also follows the evolution of the Group’s legal perimeter and, in particular the rationalization program of the Group’s legal structures.

Furthermore, it carried out at year end a detailed review of the multi-client library and was regularly kept informed of the Group’s situation with respect to cash, debt, cash flow forecasts and hedging policy.

Finally, the Audit Committee reviewed the report issued by the French Autorité des Marchés Financiers on audit committees further to the publication of the Ordonnance dated December 8, 2008 related to the role and organization of the Audit Committee.

Appointment-Remuneration Committee

The responsibilities of this Committee in terms of propositions and/or recommendations to be made to the Board of Directors relate to:

•	The compensation to be paid to the senior executive officers (“mandataires sociaux”) to be appointed from time to time, including the procedures for setting the variable portion and the grant of possible benefits in kind;

•	All provisions relating to the retirement of the senior executive officers considered “mandataires sociaux”;

•	For the “mandataires sociaux”, the deferred elements of the compensation packages (pension, severance payment) to be submitted to the shareholders’ annual meeting;

•	The evaluation of financial consequences in the Company’s financial statements of all compensation elements for “mandataires sociaux”;

•	The contracts between the Company and a “mandataire social”;

•	The possible candidacies for filling director’s positions, positions as senior executive officer considered “mandataire social” or positions as a member of a Board Committee;

•	The periodic review of the independence of Board members;

•	The Directors’ fees level and their allocation rules;

•	The realization of capital increases reserved for the employees; and

•	The estblishment of equity-based plans.

In addition to the assignments described above, this Committee is also in charge of:

•	Examining the compensation of the Executive Committee members and its evolution;

•	Carrying out the performance evaluation of the Board and its committees;

•	Carrying out the performance evaluation of the Chairman of the Board and the Chief Executive Officer;

•	Reviewing the succession planning process of Executive Committee members;

•	Ensuring compliance of compensation and benefits policies with all applicable regulations;

•	Reviewing the compensation data and other related information to be publicly disclosed by the Company in its annual reports and any other reports to be issued pursuant to applicable laws and regulations; and

•	Approving the policy and process of verification and reimbursements of expenses.

The Committee may also be led to consider any question that might be submitted to it by the Chairman in connection with one of the matters mentioned above.

The Committee is also consulted with respect to the evolution of the compensation of the other members of the executive committee.

As of December 31, 2010, the members of the Committee were the following:

•	Robert Semmens (Chairman)(*),

•	Olivier Appert,

•	Rémi Dorval(*), and

•	David Work(*).

(*)independent director

This Committee is composed of a majority of independent directors in conformity with the AFEP-MEDEF Code.

The work of the Committee is recorded in minutes. In addition, the Chairman of the Committee submits to the Board of Directors a report whenever the Board of Directors must make a decision related to an appointment and remuneration issue.

Finally, the Board of Directors reviews, inter alia, the operating procedures of the Appointment-Remuneration Committee in the course of the annual review of its own performance as well as every three years when performing a more thorough review with the assistance of an external consultant.

In 2010, this Committee met ten times to decide, inter alia, on (i) the remuneration of the Chairman of the Board and of the Chief Executive Officer, (ii) the implementation of an indemnity letter for the Chief Executive Officer, (iii) the amount of the directors’ fees and their allocation rules, (iv) the policy governing allocation of performance shares and stock-options within the Group, (v) the review of the qualification of directors as independent prior to its submission to the Board of Directors, (viii) the drafting of the disclosure inannual reports (management report, Document de Référence, Report 20-F) regarding the compensation of the Senior Executive Officers (“mandataires sociaux”), (vii) the 2010 bonus plans (viii) the succession planning, (ix) the implementation of the evaluation process of the Board and of the Chairman and the Chief Executive Officer, (xi) the organization of a seminar and specific training sessions for the members of the Board of Directors, (xii) the appointment of [three] new directors, and (xiii) the constitution of the HSE/Sustainable Development Committee. The average meeting attendance rate during 2010 was amounted to 95%.

Principles and rules to determine the remuneration of the executive officers:

Pursuant to article L. 225-37 of the French commercial code, t the compensation of the Chairman of the Board and of the Chief Executive Officer are determined by the Board of Directors upon proposal of the Appointment-Remuneration Committee. The aggregate compensation includes a fixed element and a bonus. The bonus for a given fiscal year is determined and paid during the first semester of the following fiscal year.

For fiscal year 2010, this variable portion is based on the achievement of personal objectives (representing one-third of the bonus) and financial objectives (representing two-thirds of the bonus). The chairman had also financial objectives given his executive role during the first six months of the year. These financial objectives relate to the Group EBIT (weighted 35%), the EBITDA less CAPEX (weighted 35%) and the Group EBI (weighted 30%).

In addition, the Company complies with the provisions of the AFEP-MEDEF Code relating to the remuneration of the executive officers of the Company with the following exception relating to the supplementary pension plan: in some circumstances (death, incapacity or dismissal of the beneficiary, except in case of gross or serious misconduct, after reaching the age of 55 and not followed by any other professional activity) a senior executive officer, although he is no longer an employee of the Group, may still benefit from the supplementary pension plan in force. Taking into consideration the circular no. 105/2004 issued by the French Social Security Department on the 8th March 2004, these exceptions are maintained with regard to the following elements:

•	the current supplementary pension plan may continue to apply on a uniform and identical basis to all the other executive officers also benefiting from this plan without further consequences.

•	given the seniority of certain beneficiaries of this plan and in light of their successful service throughout these years, it would be unjustified to have them lose the benefit of the pension commitments made by the Company toward them solely because of a departure arising under very special circumstances (death, disability) or occurring shortly before retirement, making it difficult to find further employment (dismissal without gross and serious misconduct, after the age of 55, not followed by any other professional activity).

Technology Committee

The Committee’s assignment is to assist the Board in reviewing:

•	The technology offerings from competitors and other oil service companies;

•	The Group’s development strategy in reservoir imaging: seismic and opportunities in other oilfield services and products;

•	The main development programs in services and equipment;

•	R&D budgets;

•	The protection of intellectual property.

As of December 31, 2010, the members of the Committee were the following:

•	Robert Brunck (Chairman),

•	Anders Farestveit,

•	Yves Lesage,

•	Terence Young(*), and

•	Kathleen Sendall(*).

(*)independent director

The Technology Committee usually meets twice a year. In 2010, the Committee met twice with an attendance rate of 100%.

During these meetings, the Committee reviewed the latest technological developments of the Group divisions and the Group R&D plan. Certain specific technological projects were also presented to the Committee.

Health, Safety, Environment (HSE) & Sustainable Development Committee

This committee was created on November 17, 2010 by the Board of Directors, upon proposal of the Chairman of Board of Directors. It will be effective early 2011.

The Committee’s assignments are the following:

•	To determine the main axis for the improvement of the HSE performance on an ongoing basis and to assess on a regular basis the progress made by comparison with the other companies in the industry;

•	To review the highly rated risks established or not (HPI), to analyze of their causes and the related mitigation actions;

•	To monitor any major HSE crisis and the related mitigation actions;

•	To keep the Board of Directors informed of the measures undertaken by the Group in relation to HSE as well as the Group initiatives with respect to sustainable development.

As of December 31, 2010, the members of the Committee were the following:

•	Kathleen Sendall (Chairman)(*),

•	Terence Young(*),

•	Denis Ranque, and

•	David Work(*).

(*) independent director

Employees

As of December 31, 2010, we had 7,264 permanent employees worldwide. Of the total number of permanent employees, 4,490 were involved in the Services segment, 2,169 in the Equipment segment and 605 in the Geomarkets and Support Functions (including 37 employees working at the Corporate level). We have 2,812 employees in Europe, 784 employees in Middle-East and Africa, 1,329 employees in Asia Pacific, 2,012 employees in North America and 327 employees in Latin America. We also employ several thousand auxiliary field personnel on temporary contracts.

CGGVeritas has never experienced a material work stoppage and considers its relations with its employees to be good. CGGVeritas permanently employs more than 5,000 technicians and persons holding engineering degrees and has developed a significant in-house training program.

Our workforce of permanent employees has decreased from 7,509 (including Wavefield and Optoplan) at December 31, 2009 to 7,264 at December 31, 2010.

The decrease is due to the reduction of 160 employees in our Marine division and a number of employees in our Services segment as a result of the economic conditions and the initiation in the first half of 2009 of a three-year cost reduction plan. The Marine headcount reduction, based on voluntary departure following the fleet adjustment plan, impacted mainly our International Field Marine staff.

Meanwhile we are working on our future needs for staffing. The nature of the jobs will change but not our global workforce, which we expect will be maintained. Furthermore, we intend to continue employment generation based on our activity growth.

This is why we are continuing targeted recruitment programs, including geophysicists in the Americas and Land field staff in EAME. Through CGGVeritas University we also continue our efforts to develop managerial and expert training programs, as well as technical and individual “soft” skills.

A total of 1,792 employees in France, 93 employees in Norway and 55 employees in Singapore are subject to collective bargaining agreements.

In accordance with French law for employees under French contracts, we and each of our French subsidiaries have an Employee Representation Committee (Comité d’Entreprise) consisting of representatives elected by our employees. The Employee Representation Committee reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to employee working conditions and is regularly informed of economic developments.

Share Ownership

In accordance with French law, we are authorized annually by our shareholders at the extraordinary general meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Epargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the extraordinary general meeting held on May 5, 2010, renewed our authorization to issue up to 6,250,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors sets the commencement date for the offering, nor lower than 80% of such average market price. As of December 31, 2010, CGGVeritas Group employees held 75,753 shares corresponding to 0.05% of the share capital and 0.10% of the voting rights.

Stock-options:

Pursuant to resolutions adopted by our Board of Directors on May 15, 2003, May 11, 2006, March 23, 2007, March 14, 2008, March 16, 2009, January 6, 2010, March 22, 2010, October 21, 2010 and March 24, 2011, our Board of Directors has granted options to certain of our employees, executive officers and directors to subscribe for an aggregate of 8,814,173 ordinary shares taking into account the various adjustment made to the number of stock options issued pursuant to French law. Options with respect to 7,328,101 ordinary shares remained outstanding as of March 31, 2011. The following table sets forth certain information relating to these stock options plans as of March 31, 2011:

			Options
			exercised	Options
			(ordinary	outstanding	Exercise
			shares) at	at	price per
	Options	Number of	March 31,	March 31,	ordinary
Date of Board of Directors’ resolution	granted(1)	beneficiaries	2011	2011	share(1)	Expiration date

May 15, 2003(4)(2)	924,910	176	312,998	64,220	€2.91	May 14, 2011
May 11, 2006(5)(2)	1,012,500	171	2,500	951,095	€26.26	May 10, 2014
March 23, 2007(6)(3)	1,308,750	145	2,000	1,179,750	€30.4	March 23, 2015
March 14, 2008(7)(3)	1,188,500	130	0	1,101,340	€32.57	March 14, 2016
March 16, 2009(8)(3)	1,327,000	149	228,087	1,027,579	€8.82	March 16, 2017
January 6, 2010(9)(3)	220,000	1	0	220,000	€14.71	January 6, 2018
March 22, 2010(10)(3)	1,548,150	339	26,496	1,499,754	€19.44	March 22, 2018
October 21, 2010(113)(3)	120,000	3	0	120,000	€16.887	October 21, 2018
March 24, 2011(12)(3)	1,164,363	366	0	1,164,363	€25.48	March 24, 2019

Total	8,814,173		572,081	7,328,101

Notes:

(1)	Pursuant to French law and the terms of the stock option plans, the numbers of options initially granted and the exercise price were adjusted following our share capital increase in December 2005 and our five-for-one stock split in June 2008. The figures shown are after adjustment.

(2)	The stock option plans provide for the cancellation of the non vested options if the holder is no longer our employee, director or executive officer.

(3)	The stock option plans provide for the cancellation of the options whether vested or not if the holder is no longer our employee, director or executive officer.

(4)	Options under the 2003 plan vest by one-fourth each year from May 2003 and could not be exercised before May 16, 2006.

(5)	Options under the 2006 plan vest by one-fourth each year from May 2006 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before May 12, 2010.

(6)	Options under the 2007 plan vest by one-third each year from March 2007 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 24, 2011.

(7)	Options under the 2008 plan vest by one-third each year from March 2008 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 17, 2012.

(8)	Options under the 2009 plans vest by one-third each year from March 2009 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 17, 2013. The 2009 plans consist of a plan granting 200,000 options to the Chairman and Chief Executive Officer and 125,000 options to the Chief Operating Officer (subject to certain performance conditions and a plan granting 1,002,000 options to certain other officers and employees.

(9)	110,000 options vest immediately, 55,000 will vest as of January 7, 2011 and 55,000 as of January 7, 2012. However during the first four years, the resulting shares cannot be sold by French tax residents before January 7, 2013 for the first batch and, January 7, 2014 fro the second and third batches.

(10)	Options under the March 2010 plans vest by one-third each year from March 2010 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 23, 2014. The March 2010 plans consist of a plan granting 200,000 options to the Chief Executive Officer (subject to certain performance conditions) and a plan granting 1,348,150 options to certain other officers and employees.

(11)	Options under the October 2010 plan vest by one-third each year from October 2010 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before October 22, 2014. The October 2010 plan consists of a plan granting 120,000 options to three members of the Executive Committee.

(12)	Options under the March 2011 plans vest by one-third each year from March 2011 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 25, 2015. The March 2011 plans consist of a plan granting 66,667 options to the Chairman and 133,333 options to the Chief Executive Officer (subject to certain performance conditions) and a plan granting 964,363 options to certain other officers and employees.

The stock options allocated to Mr. Brunck, Chairman of the Board of Directors, and Mr. Malcor, Chief Executive Officer, under the plans implemented by the Company over the last two years are set forth below:

			Valuation of
			options pursuant to
		Number of	the method used for
		options	consolidated
Name of the	Date of	allocated during	financial	Subscription	Exercise
Executive Officer	the Plan	fiscal year(1)	statements (€)	price(1)	period

Robert Brunck	03/16/2009	200,000(2)	510,000	€8.82	From 03/17/2010 to 03/15/2017 inclusive
Robert Brunck	03/22/2010	200,000(2)	1,515,000	€19.44	From 03/23/2011 to 03/22/2018 inclusive
Jean-Georges Malcor(3)	01/06/2010	220,000	1,810,600	€14.71	From 01/07/2010 to 01/06/2018 inclusive
Jean-Georges Malcor(3)	03/22/2010	162,500	1,641,250	€19.44	From 03/23/2011 to 03/22/2018 inclusive

Notes:

(1)	The subscription price corresponds to the average of the opening share prices of the share on the last 20 trading days prior to the meeting of the Board of Directors granting the options.

(2)	Subject to the performance conditions described below.

(3)	As of the date of this plan, Mr. Jean-Georges Malcor was not yet an Executive Officer of the Company. Therefore, the stock-options allocated to him in 2010 are not subject to performance conditions.

Stock-options are allocated without any possible discount. The conditions of the plans applying to Mr. Robert Brunck are those of the general plans, plus those described below. Regarding the plan of March 22, 2010, these conditions are only applicable to Mr. Robert Brunck. As Mr. Jean-Georges Malcor was not an Executive Officer on March 22, 2010, he benefits from the general plan applicable to the other senior managers and employees of the Group.

Performance conditions:

The Board of Directors decided, in accordance with the provisions of the AFEP-MEDEF code that, for the first three years of the plans dated March 16, 2009 and March 22, 2010, the acquisition of options is subject to performance conditions based on the achievement of one of the three objectives stated below:

•	a share price performance objective relative to the SBF 120 index;

•	a share price performance objective relative to the PHLX Oil Service Sectorsm (OSXSM);

•	a financial indicator objective of EBIT (for the plan dated March 16, 2009) or EBITDAS (for the plan dated March 22, 2010) denominated in U.S.$ and related to the target for the annual variable part of the compensation of the Executive Officers.

Obligation to keep stock-options in registered form:

In compliance with the provisions of article L.225-185 of the French commercial code, the Board of Directors decided that the number of shares resulting from the exercise of stock-options that Mr. Robert BRUNCK will have to keep under the registered form until the end of his term shall account for 20% of the amount of the gain on the purchase price realized when exercising the options granted by the Board of Directors on March 16, 2009 and on March 22, 2010.

On March 24, 2011, the Board of Directors allocated 66,667 stock options to the Chairman and 133,333 options to the Chief Executive Officer. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:

•	The average, over the sixty trading days before the 1st day of the month preceding the allocation date, of the ratio between the CGGVeritas ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least two-third of the same average ratio over the same period of sixty trading days one year before.

•	The average, over the sixty trading days before the 1st day of the month preceding the allocation date, of the ratio between the CGGVeritas share price over SBF 120 index shall equal at least two-third of the same average ratio over the same period of sixty trading days one year before.

•	The EBITDAS financial indicator denominated in U.S.$, as defined by the Board of Directors for the annual budget.

The options have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in the registered form from their purchase date until March 24, 2015 inclusive, except in limited cases listed in the plan regulation.

Finally, pursuant to section L.225-185 of the commerce code, the Board of Directors decided that the number of shares resulting from the exercise of stock options that the Chairman and the Chief Executive Officer are required to hold in registered form until the end of their term should represent 20% of the net gain on the purchase price made by the latter when exercising the options allocated by the Board of Directors on March 24, 2011.

Performance shares:

At the extraordinary general shareholders’ meeting held on April 29, 2008, a performance share plan was approved by shareholders whereby performance shares representing up to 1% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. Pursuant to such shareholders’ resolution, the Board allocated (i) 516,250 performance shares to 291 beneficiaries on March 16, 2009, (ii) 509,925 performance shares to 332 beneficiaries on March 22, 2010 and (iii) 488,586 performance shares to 365 beneficiaries on March 24, 2011.

The performance shares allocated to Mr. Brunck, Chairman of the Board and Mr. Jean-Georges Malcor, Chief Executive Officer, under the plans implemented by the Company over the last two years are set forth below:

			Valuation of options
			pursuant to the
			method used for
		Number of shares	consolidated
Name of the	Date of	allocated during	financial	Final allocation	Date of	Performance
Executive Officer	the Plan	fiscal year	statements (€)	date	availability	conditions

Robert Brunck	03/16/2009	27,500	255,475	03/16/2011	03/16/2013	Net earning per share and Operating income
Robert Brunck	03/22/2010	27,500	550,825	03/22/2012	03/22/2014	EBIT EBITDAS
Jean-Georges Malcor(1)	03/22/2010	22,500	450,675	03/22/2012	03/22/2014	EBIT EBITDAS

Note:

(1)	As of the date of this plan, Mr. Jean-Georges Malcor was not yet an Executive Officer of the Company.

Plan dated March 14, 2008:

The Board of Directors held on February 24, 2010 confirmed that the performance conditions for the plan implemented on March 14, 2008 were only very partially met. As a result, no shares were allocated under such plan to Mr. Robert Brunck who was the sole Executive Officer of the Company benefiting from this plan. With respect to this plan, only 20,138 performance shares were allocated to 30 beneficiaries belonging to the Equiment segment.

Plans dated March 16, 2009 and March 22, 2010:

Pursuant to article L.225-197-1 of the French Commercial Code, the Board of Directors decided that the number of performance shares allocated to Mr. Robert Brunck with respect to the plans dated March 16, 2009 and March 22, 2010 wouldl be set at 10% of such allocation, which Mr. Robert Brunck will have to keep in registered form until the end of his term.

In accordance with the AFEP-MEDEF code, the Board of Directors held on March 16, 2009 and March 22, 2010 also decided to set the number of additional shares that Mr. Robert Brunck is required to purchase at the end of the allocation period of the performance shares granted by the 2009 and 2010 plans at 1 share for 20 allocated shares. Mr. Robert Brunck was the only Executive Officer of the Company when performance shares were allocated on March 22, 2010. None of the above conditions applies to Mr. Jean-Georges Malcor.

The Board of Directors acknowledged, on February 24, 2011, that the performance conditions of the plan dated March 16, 2009 were not met. Therefore, no shares will be allocated to Mr. Robert Brunck pursuant to this plan. With respect to this plan, only 37,000 performance shares will be allocated to 36 beneficiaries belonging to the Equiment segment after the annual shareholders’ meeting convened to approve the financial statements.

On March 24, 2011, the Board of Directors allocated 13,750 performance shares to the Chairman and 27,500 performance shares to the Chief Executive Officer. These performance shares will be allocated on the later of either March 24, 2013 or the date of the shareholders’ meeting convened to approve the financial statements for fiscal year 2012, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation are fulfilled. These performance conditions are based on the achievement of certain objectives related to OPINC and EBITDAS over fiscal years 2011 and 2012.

Item 7:  PRINCIPAL SHAREHOLDERS

Major Shareholders

The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as at March 31, 2011 and December 31, 2010, 2009 and 2008.

	March 31,		December 31,
	2011		2010		2009		2008
		% of		% of		% of		% of
	% of	voting	% of	voting	% of	voting	% of	voting
	shares	rights	shares	rights	shares	rights	shares	rights

Identity of Person or Group
Fonds Stratégique d’Investissement (“FSI”)	6.50	6.23	6.00	5.75	—	—	—	—
Manning & Napier	6.16	5.91	6.17	5.91	—	—	—	—
Black Rock, Inc.	5.39	5.16	5.40	5.17	—	—	—	—
IFP Energies Nouvelles (formerly «Institut Français du Pétrole »)	4.18	8.02	4,19	8,03	4.33	8.26	4.34	8.30
Jupiter Asset Management	—	—	—	—	3.87	3.69	4,55	4,35
FCPE “CGG Actionnariat”(*)	0.05	0.10	0.05	0.10	0.05	0.10	0.05	0.11
Treasury stock	0.53	0	0.53	0	0.40	0	0.57	0
Public	77.19	74.58	77.66	75.04	91.35	87.95	90.49	87.24
Total	100%	100%	100%	100%	100%	100%	100%	100%

(*)shares held by CGGVeritas Group employees.

Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As of March 31, 2011, IFP Energies Nouvelles had held 6,346,610 fully paid ordinary shares in registered form for two consecutive years, giving IFP Energies Nouvelles 8.02% of the voting power of the outstanding ordinary shares as at such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP Energies Nouvelles are presently held in bearer form.

On December 18, 2008, in connection with the acquisition of Wavefield, we issued 12,925,749 ordinary shares to be paid as consideration to former holders of Wavefield common stock.

On January 27, 2011, we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of the Company to be redeemed on January 1, 2016 for a total nominal amount of €360 million. The net proceeds of the issuance were used to actively manage our indebtedness and in particular to redeem U.S.$460 million in principal amount of our U.S.$530 million 7.5% senior notes due May 2015, allowing us to reduce our cash interest expense. The convertible bonds will entitle the holders to receive new and/or existing CGGVeritas shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

See “Item 9: The offer and Listing — Offer and Listing Details” for information regarding holdings of our shares in the United States.

Related Party Transactions

We sell products and services to related parties, pursuant to arm’s length contracts. We also receive products and services from related parties in exchange.

	2010	2009	2008
	(In millions of euros)

Sales of geophysical equipment to Argas	47.1	27.7	63.5
Charter revenues received from LDA for the Alizé	10.8	10.0	7.8
Equipment rentals and services rendered to Argas	8.3	46.3	4.5
Sales of geophysical equipment to Xian Sercel	7.3	5.9	3.3
Charter revenues received from Veri Illuk	—	16.7	—

Income	73.5	106.6	79.1

Charter expenses and ship management to Norwegian Oilfield AS	31.6	22.8	—
Equipment rentals from Argas	17.0	14.9	—
Expenses paid for Alizé ship management to LDA	11.4	10.3	5.5
Charter expenses to Eidesvik Seismic Vessels AS	8.1	—	—
Purchases of geophysical equipment from Tronic’s	4.3	5.7	7.5
Cost of services rendered by Xian Sercel	0.7	0.6	—
Cost of services rendered by Gardline	1.6	—	—
Purchases of geophysical equipment from Cybernetix	—	9.3	3.8

Expenses	74.7	63.6	16.8

Trade receivables from Argas	21.0	6.8	—
Trade receivables from Norwegian Oilfield AS	7.6	8.0	16.8
Trade receivables from Gardline	0.8	—	—
Trade receivables from Veri Illuk	—	1.4	—

Trade accounts and notes receivable	29.4	16.2	16.8

Loan to Eidesvik Seismic Vessel AS	5.3	4.2	—
Loans to Cybernetix	—	—	2.0

Financial assets	5.3	4.2	2.0

Accounts payable to Argas	4.8	2.5	—
Accounts payable to LDA	1.9	0.3	0.4
Accounts payable to Gardline	1.6	—	—
Accounts payable to Eidesvik Seismic Vessels AS	1.0	—	—
Accounts payable to Norwegian Oilfield AS	0.2	0.3	—
Accounts payable to Cybernetix	—	0.3	—

Trade accounts and notes payables	9.5	3.4	0.4

Finance lease debt to Norwegian Oilfield AS	29.9	37.4	—
Finance lease debt to Eidesvik Seismic Vessel AS	9.4	—	—

Financial liabilities	39.3	37.4	—

Future rents commitments to Oceanic Seismic Vessels AS	157.0	—	—
Future rents commitments to Eidesvik Seismic Vessels AS	120.8	371.9	—
Future rents commitments to Norwegian Oilfield AS	126.1	131.1	—
Future rents commitments to LDA	26.8	35.5	49.3

Contractual Obligations	430.7	538.5	49.3

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar owner of the seismic vessel “CGG Alizé”. Geomar provides vessel charter services to LDA.

Argas, Xian Sercel, Cybernetix and Norwegian Oilfield AS are companies accounted for under the equity method.

Eidesvik Seismic Vessel AS, owner of two X-BOW vessels currently under construction, is accounted for under the equity method since December 31, 2009.

We own 16% of Tronic’s share capital.

No credit facility or loan was granted to us by shareholders during the last three years.

Interests of Experts and Counsel

None.

Item 8:  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial statements and notes thereto filed as a part of this annual report.

Item 9:  THE OFFER AND LISTING

Offer and Listing Details

The trading market for our ordinary shares is Euronext Paris S.A., where the ordinary shares have been listed since 1981. American Depositary Shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “CGV”. The Bank of New York has advised us that as of March 31, 2011, there were 5,539,616 ADSs outstanding, which are held of record by five registered holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 3.66% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholder.

  Price Information on Euronext Paris.

The tables below set forth, for the periods indicated, the high and low prices for the outstanding ordinary shares on Euronext Paris as reported by NYSE Euronext.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(€)

2011
March	27.78	22.43
February	27.27	22.50
January	24.10	21.03
2010
December	23.49	18.11
November	20.78	16.69
October	18.60	15.90

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2011:

	Price per Share
	High	Low
	(€)

2011
First Quarter	27.78	21.03
2010
First Quarter	21.44	14.92
Second Quarter	24.98	14.63
Third Quarter	17.35	12.93
Fourth Quarter	23.49	15.90
2009
First Quarter	13.16	7.63
Second Quarter	15.11	8.42
Third Quarter	17.19	10.71
Fourth Quarter	16.99	13.02

The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share
	High	Low
	(€)

2010	24.98	12.93
2009	17.19	7.63
2008	199.99	8.44	(1)
2007	241.49	138.11
2006	166.40	75.25

Note:

(1)	Reflects the five-for-one stock split effective as of June 3, 2008.

  Price Information on the NYSE

The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange:

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(U.S.$)

2011
March	38.12	32.10
February	37.68	31.68
January	31.56	28.27
2010
December	30.70	24.27
November	28.09	23.14
October	25.95	22.41

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2011:

	Price per Share
	High	Low
	(U.S.$)

2011
First Quarter	38.12	28.27
2010
First Quarter	28.57	22.26
Second Quarter	33.39	17.77
Third Quarter	22.78	16.42
Fourth Quarter	30.70	22.41
2009
First Quarter	17.61	9.67
Second Quarter	20.65	11.20
Third Quarter	25.26	14.97
Fourth Quarter	25.34	19.49

The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	Price per Share
	High	Low
	(U.S.$)

2010	33.39	16.42
2009	25.34	9.67
2008	58.48	10.50
2007	68.78	34.99
2006	45.00	18.33

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

     Number of Shares Required for a Director’s Qualification

Under our statuts, throughout his term of office, each director must own at least one share. Nevertheless, the internal regulations of the Board provides that each director owns at least five hundred shares of the Company.

  Share Capital

As of March 31, 2011, our issued share capital amounts to €60,701,310 divided into 151,753,275 shares of the same class with a nominal value of €0.40 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”

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

We may increase our share capital only with the approval of the shareholders at an extraordinary general meeting, following a report of the Board of Directors. However, when a capital increase takes place through capitalization of reserves, retained earnings or issuance premiums, the general meeting at which the decision to increase the capital is taken follows the quorum and majority requirements of ordinary general meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, retained earnings or issuance premiums. See “Attendance and Voting at Shareholders’ Meetings.”.

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

At a meeting held on May 5, 2010 our shareholders renewed the existing authorization permitting the Board of Directors to increase our share capital, through one or more issuances of securities, by an additional aggregate nominal amount of up to €30,000,000. This authorization is effective for a period not to exceed 26 months. Our shareholders have preferential rights to subscribe for such additional securities. (see “Item 7: Principal Shareholders — Identity of Person or Group”).

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

     Notice of Shareholders’ Meetings

French law requires that a preliminary notice (avis de réunion) of a general meeting of a listed company be published in the Bulletin des Annonces Légales Obligatoires (“BALO”) at least 35 days before the date set for the meeting. Such preliminary notice, the text of the resolutions proposed by the Board of Directors, the resolutions or the points presented by the shareholders together with the aggregate number of voting rights and shares of the Company and certain documents useful for the meeting must be published on the Company’s website at least 21 days (or 15 days in case of a takeover bid) before the date of the meeting. A copy of the preliminary notice can first be sent to the Autorité des marchés financiers (the “AMF”), the self-regulatory organization that has general regulatory authority over the French regulated exchanges, with an indication of the date of its publication in the BALO. The preliminary notice of a general meeting must mainly state the details of the company and information about the voting process and the meeting, the matters to be discussed at the meeting and the draft of the resolutions to be discussed, but also describe how the shareholders can request the inclusion of points or draft resolutions or questions on the agenda of the general meeting as well as information regarding the vote by proxy, the address of the Company website, the date of registration of the securities and how and when to consult the final text. The agenda of the meeting and the draft of the resolutions to be discussed, such as described in the preliminary notice, may only be modified between the date of publication of the preliminary notice and the 21st day preceding the general meeting. From the date of publication until 25 days before the date of the general meeting (or within 10 days from the date of the general meeting in case of a takeover bid), additional resolutions to be submitted for approval by the shareholders or points to be discussed at the meeting may be proposed to the Board of Directors by:

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

At least 15 days before the date set for any general meeting on first call, and at least 10 days before any second call, we must send a notice (avis de convocation) by mail to all holders of registered shares who have held such shares for more than one month prior to the date of the notice. Notice of the meeting must also be given by publication in a journal authorized to publish legal announcements in the local administrative department (département) in which we are registered as well as in the BALO, with prior notice having been given to the AMF. Such a notice must mainly include the details of the Company, as well as a description of the type, agenda, place, date and time of the meeting and other information about the voting process. With the sole exception of removal and replacement of directors (which may be discussed at any meeting), any matter which does not appear on the agenda may not be discussed at the meeting.

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

     Proxies and Votes by Mail

Subject to the foregoing, all shareholders have the right to participate in general meetings, either in person, by a proxy or by mail and, subject only to any applicable laws, may vote according to the number of shares they hold. Proxies may be granted by a shareholder to:

•	another shareholder;

•	his or her spouse;

•	the person with whom the shareholder has entered into a civil solidarity pact (“PACS”);

•	any other natural or legal person of his or her choice.

The shareholder must write and send us the proxy.

In case the proxy is given to someone else than the shrholder’s spouse or the person with who a PACS has been concluded, the proxy must inform the shareholder of any conflict of interest by registered letter in accordance with article L.205-106-1 of the French Commercial Code.

Alternatively, the shareholder may send us a blank proxy without nominating any representative. In the last case, the chairman of the shareholders’ meeting will vote the shares with respect to which such blank proxy has been given in favor of all resolutions proposed or approved by the Board of Directors and against all others. We will send proxy forms to any shareholder on request, provided such request is received by the Company at least six days before the date of the relevant general meeting. In order to be counted, we must receive proxy forms at our registered office or at such other address indicated in the notice convening the meeting prior to the date of the relevant general meeting. With respect to voting by mail, we must send our shareholders a form of such vote and we must receive the form at least three days prior to the date of the relevant general meeting.

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

We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights and we may not ourselves exercise preferential subscription rights. Such shares do not count for quorum or majority purposes. The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential rights to subscribe attached to the other shares (if such a decision is not taken, these rights must be either sold on the market before the end of the subscription period or distributed to the other shareholders on a pro rata basis).

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

At the shareholders’ meeting held on May 5, 2010, our shareholders renewed the existing authorization to acquire up to 10 percent of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting.

Under such authorization, we are allowed to carry out transactions on our shares with the following objectives:

•	to support liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the Association Française des Marchés Financiers (formerly known as the Association Française des Entreprises d’Investissement),

•	to deliver shares in the scope of securities giving access, immediately or in the future, to shares by redemption, conversion, exchange, presentation of a warrant or by any other means,

•	to deliver, immediately or in the future, shares in exchange in the scope of external growth, in accordance with the conditions to be defined by the AMF,

•	to allocate bonus shares to employees and officers of the Company or affiliated companies within the meaning of article L.225-180 of the French Commercial Code, especially in the scope of options to purchase shares of the Company,

•	to allocate free shares to employees or Executive Officers pursuant to articles L. 225-197-1 and seq. of the French Commercial Code, and

•	to cancel the shares through a capital reduction, subject to a decision of, or an authorization, by the extraordinary general meeting.

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

This authorization was granted for a period of 18 months from May 5, 2010 and cancelled and replaced the authorization granted to the Board of Directors by the general meeting held on April 29, 2009.

In 2010 we implemented the share repurchase plan authorized by our shareholders in April 2009 and in May 2010 with the principal aim of supporting the liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the Association Française des Marchés Financiers.

Within the scope of this liquidity contract, between January 1, 2010 and October 8, 2010, we acquired 4,049,013 shares with a weighted average price of €17.65 and sold 4,649,013 shares with a weighted average price of €17.79.

On October 8, 2010 we terminated the liquidity contract we hadconcluded with Crédit Agricole Cheuvreux on July 4, 2007.

We acquired 800,000 of our own shares between October 5, 2010 and October 8, 2010, with a weighted average price of €17.21.

As of December 31, 2010, we still held 800,000 of our own shares.

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

  Requirements for Holdings Exceeding Certain Percentages

French company law provides that any individual or entity, who acting alone or in concert with others, acquires more than 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of our outstanding shares or voting rights thereof or whose shareholding falls below any such percentage must notify us at the latest by the closure of the fourth trading day following the date the threshold has been crossed of the number of shares it holds and of the voting rights attached thereto. Such individual or entity must also notify the AMF within the same period.

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

French law imposes additional reporting requirements on persons who acquire more than 10%, 15%, 20% or 25% of our outstanding shares or voting rights. These persons must file a report with us and the AMF at the latest by the closure of the fifth trading day following the date they cross the threshold. In the report, the acquirer must specify his intentions for the following six-month period, including whether or not it intends to continue its purchases, to acquire control of our Company or to seek nomination to our Board of Directors. In addition, the acquirer must also provide information on its strategy, the means of financing its acquisition and regarding whether or not it is acting in concert with another party. The AMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer can amend its stated intentions in case of changes In such case, this latter must file a new report. Failure to comply with the notification requirements or to abide by the stated intentions may result in the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. The acquirer may also be deprived of all or part of its voting rights, for a period of up to five years, by the Tribunal de Commerce, at our request or that of the AMF or one of our shareholders.

In addition to the provisions of French company law, our statuts provide that any shareholder who directly or indirectly acquires ownership or control of shares representing 1% or any multiple thereof of our share capital or voting rights, or whose shareholding falls below any such limit, must inform us within five trading days of the crossing of the relevant threshold, of the number of shares then owned by such shareholder. Failure to comply with these notification requirements may result, at the request, recorded in the minutes of the general meeting, of one or several shareholders holding at least 1% of the capital, in the shares in excess of the relevant threshold being deprived of voting rights for all shareholder meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements.

Compulsory Tender.  General Regulations of the AMF provide that a shareholder, acting alone, or shareholders acting in concert, as these terms are defined in article L.233-10 of the French Commercial Code, who come to own directly or indirectly more than 30% of the voting rights or share capital of a French company listed on a regulated securities exchange in France must immediately notify the AMF, and submit a compulsory tender for all the shares of capital and all securities giving access to the share capital or voting rights of such company. The tender must be submitted on terms acceptable to the AMF. Any person acting alone or in concert is under the same obligation of notification and compulsory offer if, further to a merger or a contribution, he or she ends up to hold more that 30% of the shares or voting rights of a French company listed on a regulated market.

In addition, the same obligation applies to any shareholder acting alone or shareholders acting in concert who, owning directly or indirectly between 30% and 50% of the voting rights or share capital of a French company listed on a regulated market in France, increase their interest by more than 2% of the existing total number of shares or voting rights over a maximum period of twelve consecutive months.

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

On December 12, 2008, we entered into amendment agreements concerning our U.S.$1.115 billion Credit Agreement and our U.S.$200 million Revolving Credit Agreement. The amendments included, among other things, changes to the covenants to increase flexibility with respect to intra-group transactions. Pursuant to these amendment agreements we made an optional prepayment of U.S.$50,000,000 on our term loan and agreed to increase by U.S.$100,000,000 the mandatory repayments due in 2009 in respect of our term loan.

Third Amendments to the U.S.$1.115 billion Credit Agreement and the U.S.$200 million Revolving Credit Agreement, dated as of July 15, 2010 and November 4, 2010, respectively, among us, certain of our subsidiaries, the lenders party thereto, Credit Suisse as Administrative Agent and Collateral Agent and Natixis as Facility Agent.

On July 15, 2010, our senior facilities were amended in order to extend the maturity of U.S.$348 million (out of a total U.S.$515 million outstanding on that date) from January 2014 to January 2016. The maturity of this tranche may be accelerated to February 2015 if, at that date, the 7 1/2% senior notes due 2015 have not been refinanced. The amendment also increased our flexibility under the financial covenants by modifying the interest coverage and leverage ratios. The interest margin applicable to the tranche due 2016 was consequently increased by 100 basis points

On November 4, 2010, the maturity of our French revolver facility was extended until February 2014 and the interest margin was increased by 25 basis points and will be further adjusted taking into account the corporate rating of CGGVeritas. The amendment also modified the interest coverage a,d leverage ratios, as was done for the senior facilities.

Partial redemption of 7 1/2% senior notes due 2015

On January 28, 2011, the Company sent a notice to the bondholders informing them that U.S.$460 million out of its U.S.$530 million 7 1/2% senior notes due 2015 would be partially redeemed on March 1, 2011. The notes will be redeemed at 103.75% of their principal amount being U.S.$1,037.50 per U.S.$1,000.00 face amount.

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

Under the Treaty, an “Eligible U.S. Holder” is a U.S. Holder whose ownership of ADSs is not attributable to a permanent establishment or fixed base in France and who is:

•	an individual or other non-corporate holder; or

•	a corporation that does not own, directly or indirectly, 10% or more of the capital of our Company, provided in each case that such holder;

•	is a resident of the United States under the Treaty;

•	is entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty; and

•	complies with the procedural rules to obtain Treaty benefits described below under “Taxation of Dividends — Procedure to Obtain Treaty Benefits”.

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

For taxable years that begin before 2013, dividends paid by us will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains, provided either we qualify for the benefits of the Treaty or the ADSs are considered to be readily tradable on the NYSE. A U.S. Holder will be eligible for this reduced rate only if it has held the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A U.S. Holder will not be able to claim the reduced rate for any year in which we are treated as a PFIC. See “Passive Foreign Investment Company Status” below.

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

Effect of French Withholding Taxes

As discussed above under “Taxation — French Taxation — Taxation of Dividends”, under French domestic law, dividends paid by us to a United States resident shareholder are subject to a 25% withholding tax (50% in the case of dividends paid outside France in a “non-cooperative state or territory”. Please see “Taxation — French taxation — Taxation of Dividends”). Under the Treaty, however, the rate of withholding tax applicable to Eligible U.S. Holders is reduced to a maximum of 15%. Please see “Taxation — French Taxation — Taxation of Dividends — Procedure to Obtain Treaty Benefits” for the procedure to claim the reduced rate of withholding tax under the Treaty.

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

Passive Foreign Investment Company Status

A foreign corporation will be a PFIC in any taxable year in which either (i) 75% or more of its gross income consists of certain specified types of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. We do not expect that we will be a PFIC in 2011, but our possible status as a PFIC must be determined annually and therefore we might become a PFIC in future years.

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

Interest Rate Risk

Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Our exposure to interest rate fluctuations is reduced to the extent that the main part of our financial debt at December 31, 2010 consisted of a long-term bond issues maturing in 2015, 2016 and 2017 and bearing a fixed interest rate. However, our sources of liquidity include a Senior Facility with financial institutions charging variable interest rates. We may also use interest rate swaps to adjust interest rate exposures when appropriate based upon market conditions.

Foreign Exchange Rate Risk

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2010, 2009 and 2008, more than 90% of our operating revenues and more than two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, Canadian dollars, Brazilian reais, Australian dollars, British pounds and Norwegian kroner.

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

Credit Risk and Counter-Party Risk

We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. During 2010, our two largest clients accounted for 6.9% and 6.0%of our operating revenues, respectively. During 2009, our two largest clients accounted for 6.8% and 5.3% of our operating revenues, respectively.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of December 31, 2010:

								Fair
Carrying value	2011	2012	2013	2014	2015	Thereafter	Total	Value
	(in € million)

Debt
U.S. dollar	25.2	8.0	7.2	5.4	393.2	544.4	983.4	1,490.4
Average fixed rate	7.4%	7.5%	7.3%	7.5%	7.9%	9.3%	8.6%
U.S. dollar	26.7	22.7	12.3	121.8	7.7	219.5	410.7	410.7
Average variable rate	2.7%	2.8%	3.6%	5.3%	5.0%	5.4%	4.9%
Euro	3.3	3.4	3.6	3.7	3.9	56.4	74.3	101.0
Average fixed rate	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	—
Euro	—	—	—	—	—	—	—	—
Average variable rate	—	—	—	—	—	—	—	—
Other currencies	—	—	—	—	—	—	—	—
Average fixed rate	—	—	—	—	—	—	—
Other currencies	—	—	—	—	—	—	—	—
Average variable rate	—	—	—	—	—	—	—	—
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	128.1							0.9
U.S. dollars average rate/€	1.3434
Forward sales (in Renmin-bi Yuan)	6.2							(0.3)
GBP average rate/U.S	6.6612

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

Category	Depositary Actions	Associated Fee/By Whom Paid

(a) Depositing or substituting the underlying shares	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion thereof) charged to person depositing the shares
(b) Receiving or distributing dividends	Any cash distribution to ADS registered holders	$0.02 (or less) per ADS
(c) Selling or exercising rights	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs
(d) Withdrawing an underlying security	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	$5.00 (or less) per 100 ADSs (or portion thereof) charged to person withdrawing the shares
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	Not applicable
(f) General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADSs	Not applicable
(g) Expenses of the Depositary	Expenses incurred on behalf of holders in connection with:
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

However, in the year ended December 31, 2010, the Depositary did not reimburse us for any fees or expenses.

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

Pursuant to section L.225-37 of the French Commercial Code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the annual general meeting of our shareholders on the Board of Directors’ composition, preparation and organization of the Board of Directors’ work, internal control and risk management. This report for 2010 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our disclosure committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our Group has been implemented.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2010, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2010, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union as of December 31, 2010.

The effectiveness of management’s internal control over financial reporting has been audited by Ernst & Young and Mazars, our independent registered public accounting firms, as stated in their report, which is included herein.

(c) Attestation Report of Independent Registered Public Accounting Firms.

To the Board of Directors and Shareholders of Compagnie Générale de Géophysique — Veritas S.A.

We have audited Compagnie Générale de Geophysique — Veritas S.A.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compagnie Générale de Geophysique — Veritas S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Compagnie Générale de Géophysique Veritas S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Compagnie Générale de Géophysique — Veritas S.A. as of December 31, 2010, 2009 and 2008 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2010 of Compagnie Générale de Géophysique — Veritas S.A. and our report dated April 21, 2011, expressed an unqualified opinion thereon.

Courbevoie and Neuilly-sur-Seine, France

April 21, 2011.

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

Item 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,
	2010		2009
	Ernst & Young	Mazars	Ernst & Young	Mazars
	(in thousands of euros)

Audit Fees(a)	3,167	1,870	3,187	1,699
Audit-Related Fees(b)	287	178	361	329
Tax Fees(c)	73	95	136	160
All Other Fees(d)	—	—	—	—

Total	3,527	2,143	3,684	2,188

Notes:

(a)	Audit fees are the aggregate fees billed by our independent auditors for the audit of the individual and consolidated annual and semi-annual financial statements and the provision of services that are normally provided by our independent auditors in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees are the aggregate fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees”. They include consultations relating to accounting principles and internal controls.

(c)	Tax fees are the aggregate fees billed by our independent auditors for services rendered by our auditors for tax compliance, tax advice, and tax planning. They include assistance when dealing with local authorities, advice regarding tax audit and litigation, expatriate taxation and tax advice relating to mergers and acquisitions.

(d)	All other fees are the aggregate fees billed by our independent auditors other than the services reported in notes (a) through (c) of this table. They include training services as well as general and specific advice.

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

Item 16D:  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total number of				Maximum number
	Shares purchased as	Total number		Average	of shares that may
	part of the	of shares		price paid	yet be purchased
	programs	purchased	Total amount paid	per share	under the program
			(€)	(€)

January, 2010(a)	263,000	263,000	4,717,994.07	17.94	15,088,359
February 2010(a)	309,500	309,500	5,543,190.00	17.91	15,083,709
March 2010(a)	226,000	226,000	4,545,800.00	20.11	15,092,059
April, 2010(b)	403,000	403,000	9,299,850.00	23.08	15,089,287
May, 2010(b)	690,000	690,000	13,590,850.00	19.70	15,071,861
June 2010(b)	847,000	847,000	13,760,010.00	16.25	15,056,161
July, 2010(b)	346,419	346,419	5,177,759.00	14.95	15,106,319
August, 2010(b)	434,094	434,094	6,066,891.35	13.98	15,097,551
September, 2010(b)	530,000	530,000	8,774,800.00	16.56	15,087,961
October, 2010(b)	800,000	800,000	13,766,443.00	17.21	15,061,662
November, 2010(b)	0	0	0	0	15,061,662
December, 2010(b)	0	0	0	0	15,061,662
Total	4,849,013	4,849,013

Notes:

(a)	Shares purchased as part of the 2009 program approved by the shareholders’ meeting of April 29, 2009 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of €40 per share. This program replaced the previous program announced on April 29, 2008.

(b)	Shares purchased as part of the 2010 program approved by the shareholders’ meeting of May 5, 2010 for a period of 18 months, authorizing purchases of shares up to 10% of our common stock at a maximum price of €40 per share. This program replaced the previous program announced on April 29, 2009.

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

PART III

Item 17:  FINANCIAL STATEMENTS

Not applicable.

Item 18:  FINANCIAL STATEMENTS

The following audited financial statements of CGGVeritas and related schedules, together with the report of Ernst & Young & Autres and Mazars, are filed as part of this Annual Report:

Item 19:  EXHIBITS

The following instruments and documents are included as Exhibits to this Annual Report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit

1.1*	English translation of our Articles of Association (statuts)
2.1	Indenture dated as of April 28, 2005 between us, certain of our subsidiaries acting as guarantors and JP Morgan Chase Manhattan Bank as Trustee, which includes the form of the 7 1/2% senior notes due 2015 as an exhibit thereto (Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2005, as amended, is incorporated herein by reference).
2.2	Supplemental Indenture dated as of January 12, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, as Trustee to add guarantors to the 7 1/2% senior notes due 2015 (Exhibit 4.1 to the Registrant’s Report on Form 6-K, dated February 2, 2007, is incorporated herein by reference).
2.3	Supplemental Indenture dated as of February 9, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, for the issuance of the additional U.S.$200 million in aggregate principal amount of the 7 1/2% senior notes due 2015. (Exhibit 2.3 to the Registrant’s Annual Report for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
2.4	Indenture dated as of February 9, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, as Trustee, which includes the form of the 7 3/4% senior notes due 2017 as an exhibit thereto. (Exhibit 2.4 to the Registrant’s Annual Report for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
2.5	Supplemental Indenture dated as of December 12, 2008 between us, our subsidiary CGGVeritas Services Holding B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding B.V. as a guarantor to the 7 1/2% senior notes due 2015. (Exhibit 2.5 to the Registrant’s Annual Report for the fiscal year ended December 31, 2008, dated April 22, 2009, is incorporated herein by reference).
2.6	Supplemental Indenture dated as of December 12, 2008 between us, our subsidiary CGGVeritas Services Holding B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding B.V. as a guarantor to the 7 3/4% senior notes due 2017. (Exhibit 2.6 to the Registrant’s Annual Report for the fiscal year ended December 31, 2008, dated April 22, 2009, is incorporated herein by reference).
2.7	Indenture dated as of June 9, 2009 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Mellon Trust Company, as Trustee, which includes the form of the 9 1/2% senior notes due 2016 as an exhibit thereto (Exhibit 4.13 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2009, as amended, is incorporated herein by reference).

Exhibit No	Exhibit

2.8	Supplemental Indenture dated as of January 29, 2010 between us, our subsidiary CGGVeritas Services Holding (UK) B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding (UK) B.V. as a guarantor to the 7 1/2% senior notes due 2015. (Exhibit 2.8 to the Registrant’s Annual Report for the fiscal year ended December 31, 2009, dated April 23, 2010, is incorporated herein by reference).
2.9	Supplemental Indenture dated as of January 29, 2010 between us, our subsidiary CGGVeritas Services Holding (UK) B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding (UK) B.V. as a guarantor to the 7 3/4% senior notes due 2017. (Exhibit 2.9 to the Registrant’s Annual Report for the fiscal year ended December 31, 2009, dated April 23, 2010, is incorporated herein by reference).
2.10	Supplemental Indenture dated as of January 29, 2010 between us, our subsidiary CGGVeritas Services Holding (UK) B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding (UK) B.V. as a guarantor to the 9 1/2% senior notes due 2016. (Exhibit 2.10 to the Registrant’s Annual Report for the fiscal year ended December 31, 2009, dated April 23, 2010, is incorporated herein by reference).
4.1	Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment (Exhibit 10.1 to the Report on Form 6-K, dated May 13, 2004, is incorporated herein by reference).
4.2	U.S.$70 million Term Credit Facility, dated March 29, 2006, by and among Exploration Investment Resources II AS, DnB NOR Bank ASA and certain banks and financial institutions (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated May 9, 2006, is incorporated herein by reference).
4.3	Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us (we have requested that the Commission grant confidential treatment for certain portions of this document) (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
4.4	Credit Agreement, dated as of January 12, 2007, among Volnay Acquisition Co. I, us, certain of our subsidiaries acting as guarantors, the lenders party thereto and Credit Suisse as Administrative Agent and Collateral Agent (Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
4.5	Revolving Credit Agreement, dated as of February 7, 2007, among us, certain of our subsidiaries acting as guarantors, Natixis as Facility Agent, Credit Suisse as Collateral Agent and the lenders party thereto (Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).
4.6	Amendment No. 1 and Agreement, dated as of December 12, 2008, among CGGVeritas Services Holding (U.S.) Inc. (formerly Volnay Acquisition Co. I), us, the lenders party to the Credit Agreement dated January 12, 2007, and Credit Suisse, as Administrative Agent and Collateral Agent. (Exhibit 4.6 to the Registrant’s Annual Report for the fiscal year ended December 31, 2008, dated April 22, 2009, is incorporated herein by reference).
4.7	Amendment No. 1, dated as of December 12, 2008, among us, the lenders party to the Revolving Credit Agreement dated February 7, 2007, Natixis, as Facility Agent, and Credit Suisse, as Collateral Agent. (Exhibit 4.7 to the Registrant’s Annual Report for the fiscal year ended December 31, 2008, dated April 22, 2009, is incorporated herein by reference).
4.8	Amendment No. 2 and Agreement, dated as of May 21, 2009, among CGGVeritas Services Holding (U.S.) Inc. (formerly Volnay Acquisition Co. I), us, the lenders party to the Credit Agreement dated January 12, 2007, and Credit Suisse, as Administrative Agent and Collateral Agent (Exhibit 4.11 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2009, as amended, is incorporated herein by reference).
4.9	Amendment No. 2, dated as of May 28, 2009, among us, the lenders party to the Revolving Credit Agreement dated February 7, 2007, Natixis, as Facility Agent, and Credit Suisse, as Collateral Agent (Exhibit 4.12 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2009, as amended, is incorporated herein by reference).
4.10	Registration Rights Agreement, dated June 9, 2009, among us, certain of our subsidiaries acting as guarantors, Credit Suisse Securities (Europe Limited) and BNP Paribas (Exhibit 4.14 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2009, as amended, is incorporated herein by reference).

Exhibit No	Exhibit

4.11*	Amendment and Restatement Agreement, dated as of July 15, 2010, among CGGVeritas Services Holding (U.S.) Inc. (formerly named Volnay Acquisition Co. I), us, the lenders party to the Credit Agreement dated January 12, 2007, and Credit Suisse, as Administratve Agent and Collateral Agent.
4.12*	Amendment N°3, dated as of November 4, 2010, among us, the lenders party to the Revolving Credit Agreement dated February 7, 2007, Natixis, as Facility Agent, and Credit Suisse, as Collateral Agent.
8*	Our subsidiaries
11	Code of Ethics (Exhibit 11 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, dated June 1, 2004, is incorporated herein by reference).
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)
15*	Consent of Mazars and Ernst & Young

Notes:

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compagnie Generale de Geophysique-Veritas
(Registrant)

/s/ Jean-georges Malcor	/s/ Stephane-paul Frydman

Jean-Georges Malcor Chief Executive Officer	Stéphane-Paul Frydman Chief Financial Officer

Date: April 21, 2011

[THIS PAGE INTENTIONALLY LEFT BLANK]

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

ERNST & YOUNG	MAZARS
41, rue Ybry	Exaltis – 61, rue Henri Regnault
92576 Neuilly sur Seine cedex	92400 Courbevoie

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Compagnie Générale de Géophysique-Veritas:

We have audited the accompanying consolidated balance sheets of Compagnie Générale de Géophysique-Veritas S.A. and subsidiaries (the “Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 21, 2011 expressed an unqualified opinion thereon.

Courbevoie and Neuilly-sur-Seine, France

April 21, 2011.

	MAZARS	ERNST & YOUNG et Autres

Xavier Charton	Olivier Thireau	Philippe Diu	Nicolas Pfeuty

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

The consolidated financial statements were approved by the Board of Directors on February 24, 2011 and are subject to the approval of our General Shareholders Meeting expected to be held on May 4, 2011.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2010	2009	2008
		(amounts in millions of euros)

ASSETS
Cash and cash equivalents	28	335.9	480.3	516.9
Trade accounts and notes receivable, net	3	694.9	564.1	712.3
Inventories and work-in-progress, net	4	264.5	223.8	287.9
Income tax assets		85.1	66.3	102.2
Other current assets, net	5	121.1	89.5	101.5
Assets held for sale, net	5	72.5	13.3	7.6

Total current assets		1,574.0	1,437.3	1,728.4

Deferred tax assets	24	135.4	74.3	109.2
Investments and other financial assets, net	7	26.5	35.9	26.2
Investments in companies under equity method	8	73.4	99.0	72.9
Property, plant and equipment, net	9	781.7	677.7	822.4
Intangible assets, net	10	721.4	728.9	820.0
Goodwill, net	11	2,012.0	1,868.1	2,055.1

Total non-current assets		3,750.4	3,483.9	3,905.8

TOTAL ASSETS		5,324.4	4,921.2	5,634.2

LIABILITIES AND EQUITY
Bank overdrafts	13	4.5	2.7	8.2
Current portion of financial debt	13	74.5	113.5	241.5
Trade accounts and notes payables		295.5	179.8	286.2
Accrued payroll costs		109.3	118.5	144.3
Income taxes payable		62.1	42.5	85.5
Advance billings to customers		24.8	23.8	43.5
Provisions — current portion	16	41.8	40.2	20.7
Other current liabilities	12	196.4	158.7	173.3

Total current liabilities		808.9	679.7	1,003.2

Deferred tax liabilities	24	116.7	120.7	223.8
Provisions — non-current portion	16	87.7	104.6	82.4
Financial debt	13	1,406.6	1,282.8	1,296.3
Other non-current liabilities	17	34.6	31.9	29.9

Total non-current liabilities		1,645.6	1,540.0	1,632.4

Common stock: 228,141,797 shares authorized and 151,506,109 shares with a €0.40 nominal value issued and outstanding at December 31, 2010; 151,146,594 at December 31, 2009 and 150,616,709 at December 31, 2008	15	60.6	60.5	60.2
Additional paid-in capital		1,967.9	1,965.9	1,964.7
Retained earnings		880.5	1,136.0	799.4
Treasury shares		(13.8)	(13.5)	(18.1)
Net income (loss) for the period attributable to owners of CGGVeritas SA		(54.6)	(264.3)	332.8
Cumulative income and expense recognized directly in equity		(3.4)	0.9	(2.5)
Cumulative translation adjustment		(25.1)	(224.2)	(176.4)
Equity attributable to owners of CGGVeritas SA		2,812.1	2,661.3	2,960.1

Non-controlling interest		57.8	40.2	38.5

Total equity		2,869.9	2,701.5	2,998.6

TOTAL LIABILITIES AND EQUITY		5,324.4	4,921.2	5,634.2

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

		December 31,
	Notes	2010	2009	2008
		(In millions of euros,
		except per share data)

Operating revenues	19	2,186.1	2,233.2	2,602.5
Other income from ordinary activities	19	3.3	7.5	1.7
Total income from ordinary activities		2,189.4	2,240.7	2,604.2
Cost of operations		(1,746.3)	(1,710.5)	(1,722.5)

Gross profit		443.1	530.2	881.7

Research and development expenses — net	20	(57.0)	(62.1)	(43.8)
Marketing and selling expenses		(61.7)	(60.6)	(59.4)
General and administrative expenses		(168.4)	(182.7)	(196.7)
Other revenues (expenses) — net	21	(88.8)	(167.8)	(36.4)

Operating income before impairment of goodwill	19	67.2	57.0	545.4

Impairment of goodwill	11	—	(217.6)	(4.8)

Operating income	19	67.2	(160.6)	540.6

Expenses related to financial debt		(107.9)	(107.7)	(93.0)
Income provided by cash and cash equivalents		2.4	2.5	9.2
Cost of financial debt, net	22	(105.5)	(105.2)	(83.8)
Other financial income (loss)	23	8.5	(11.2)	(11.5)
Income (loss) of consolidated companies before income taxes		(29.8)	(277.0)	445.3
Deferred taxes on currency translation		(6.6)	5.0	(7.8)
Other income taxes		(6.9)	4.8	(100.5)

Total income taxes	24	(13.5)	9.8	(108.3)

Net income (loss) from consolidated companies		(43.3)	(267.2)	337.0

Share of income (loss) in companies accounted for under equity method		(0.7)	8.3	3.0

Net income (loss)		(44.0)	(258.9)	340.0

Attributable to:
Owners of CGGVeritas SA		(54.6)	(264.3)	332.8
Non-controlling interests		10.6	5.4	7.2
Weighted average number of shares outstanding	29	151,342,529	150,864,476	137,910,388
Dilutive potential shares from stock options(1)	29	(1)	(1)	579,432
Dilutive potential shares from performance share plan(1)	29	(1)	(1)	575,063
Dilutive weighted average number of shares outstanding adjusted when dilutive		151,342,529	150,864,476	139,064,883
Net income (loss) per share
— Basic		(0.36)	(1.75)	2.41
— Diluted(1)		(0.36)	(1.75)	2.39

(1)	Stock-options and performance shares plans have an anti-dilutive effect at December 31, 2010 and at December 31, 2009; as a consequence, potential shares linked to those instruments are not taken into account in the dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	December 31,
Amounts in millions of euros	2010	2009	2008

Net income (loss) from statements of operations	(44.0)	(258.9)	340.0
Gain (loss) on cash flow hedges	(0.9)	5.2	4.0
Income taxes	0.3	(1.8)	(1.4)

Net gain (loss) on cash flow hedges	(0.6)	3.4	2.6
Gain (loss) on actuarial changes on pension plan	—	(4.3)	0.9
Income taxes	—	1.5	(0.3)

Net gain (loss) on actuarial changes on pension plan	—	(2.8)	0.6
Exchange differences on translation of foreign operations	201.1	(48.9)	75.6
Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method	(3.7)	—	—

Total other comprehensive income (loss) for the period, net of taxes	196.8	(48.3)	78.8
Total comprehensive income (loss) for the period	152.8	(307.2)	418.8

Attributable to :
Owners of CGGVeritas SA	140.2	(311.5)	408.1
Non-controlling interests	12.6	4.3	10.7

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Income and		Equity
						expense		attributable
	Number of		Additional			recognized	Cumulative	to owners of
	Shares	Share	paid-in	Retained	Treasury	directly	Translation	CGGVeritas	Non-controlling	Total
	issued	capital	capital	earnings	shares	in equity	Adjustment	SA	interests	equity and
	(amounts in millions of euros, except share data)

Balance at January 1, 2008	137,253,790	54.9	1,820.0	784.1	(3.9)	(5.1)	(248.4)	2,401.6	24.0	2,425.6

Capital increase	13,363,919	5.3	144.7	(9.6)				140.4		140.4
Net income				332.8				332.8	7.2	340.0
Cost of share-based payment				25.1				25.1	(1.4)	23.7
Operations on treasury shares					(14.2)			(14.2)		(14.2)
Net gain (loss) on actuarial changes on pension plan(1)				0.6				0.6		0.6
Net gain (loss) on cash flow hedges(2)						2.6		2.6		2.6
Exchange differences on foreign currency translation(3)							72.1	72.1	3.5	75.6

Other comprehensive income(1)+(2)+(3)				0.6		2.6	72.1	75.3	3.5	78.8
Changes in consolidation scope and other				(0.8)			(0.1)	(0.9)	5.2	4.3

Balance at December 31, 2008	150,617,709	60.2	1,964.7	1,132.2	(18.1)	(2.5)	(176.4)	2,960.1	38.5	2,998.6

						Income and		Equity
						expense		attributable
	Number of		Additional			recognized	Cumulative	to owners of
	Shares	Share	paid-in	Retained	Treasury	directly in	Translation	CGGVeritas	Non-controlling	Total
	issued	capital	capital	earnings	shares	equity	Adjustment	SA	interests	equity and
	(amounts in millions of euros, except share data)

Balance at January 1, 2009	150,617,709	60.2	1,964.7	1,132.2	(18.1)	(2.5)	(176.4)	2,960.1	38.5	2,998.6

Capital increase	528,885	0.3	1.2					1.5		1.5
Net income				(264.3)				(264.3)	5.4	(258.9)
Cost of share-based payment				10.7				10.7	(2.6)	8.1
Operations on treasury shares					4.6			4.6		4.6
Net gain (loss) on actuarial changes on pension plan(1)				(2.8)				(2.8)		(2.8)
Net gain (loss) on cash flow hedges(2)						3.4		3.4		3.4
Exchange differences on foreign currency translation(3)							(47.8)	(47.8)	(1.1)	(48.9)

Other comprehensive income(1)+(2)+(3)				(2.8)		3.4	(47.8)	(47.2)	(1.1)	(48.3)
Changes in consolidation scope and other				(4.1)				(4.1)		(4.1)

Balance at December 31, 2009	151,146,594	60.5	1,965.9	871.7	(13.5)	0.9	(224.2)	2,661.3	40.2	2,701.5

						Income and		Equity
						expense		attributable
	Number of		Additional			recognized	Cumulative	to owners of
	Shares	Share	paid-in	Retained	Treasury	directly	Translation	CGGVeritas	Non-controlling	Total
	issued	capital	capital	earnings	shares	in equity	Adjustment	SA	interests	equity and
	(amounts in millions of euros, except share data)

Balance at January 1, 2010	151,146,594	60.5	1,965.9	871.7	(13.5)	0.9	(224.2)	2,661.3	40.2	2,701.5

Capital increase	359,515	0.1	2.0					2.1		2.1
Net income				(54.6)				(54.6)	10.6	(44.0)
Cost of share-based payment				14.8				14.8	(3.0)	11.8
Operations on treasury shares				(2.3)	(0.3)			(2.6)		(2.6)
Net gain (loss) on actuarial changes on pension plan(1)								—		—
Net gain (loss) on cash flow hedges(2)						(4.3)		(4.3)		(4.3)
Exchange differences on foreign currency translation(3)							199.1	199.1	2.0	201.1

Other comprehensive income(1)+(2)+(3)						(4.3)	199.1	194.8	2.0	196.8
Changes in consolidation scope and other				(3.7)				(3.7)	8.0	4.3
Balance at December 31, 2010	151,506,109	60.6	1,967.9	825.9	(13.8)	(3.4)	(25.1)	2,812.1	57.8	2,869.9

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year
	Notes	2010	2009	2008
		(in millions of euros)

OPERATING
Net income (loss)		(44.0)	(258.9)	340.0
Depreciation and amortization	28	238.0	523.0	233.5
Multi-client surveys depreciation and amortization	10, 28	276.2	289.3	260.8
Variance on provisions		(19.7)	27.2	2.8
Stock based compensation expenses		14.8	10.7	23.8
Net gain (loss) on disposal of fixed assets		—	(0.3)	2.0
Equity income (loss) of investees		0.7	(8.3)	(3.0)
Dividends received from affiliates		2.4	0.7	1.4
Other non-cash items	28	(13.3)	(4.0)	4.4
Net cash including net cost of financial debt and income tax		455.1	579.4	865.7
Less net cost of financial debt		105.5	105.2	83.8
Less income tax expense		13.5	(9.8)	108.3
Net cash excluding net cost of financial debt and income tax		574.1	674.8	1,057.8
Income tax paid		(73.2)	(74.2)	(137.5)
Net cash before changes in working capital		500.9	600.6	920.3
— change in trade accounts and notes receivables		(69.0)	95.7	(39.7)
— change in inventories and work-in-progress		(26.8)	59.4	(26.6)
— change in other current assets		(18.9)	22.4	9.7
— change in trade accounts and notes payable		84.2	(121.5)	(17.5)
— change in other current liabilities		(9.5)	(33.5)	30.8
Impact of changes in exchange rate on financial items		(10.9)	(6.3)	8.6

Net cash provided by operating activities		450.0	616.8	885.6

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9, 10	(210.4)	(170.1)	(155.4)
Investments in multi-client surveys	10	(219.3)	(229.3)	(343.4)
Proceeds from disposals of tangible & intangible assets		4.5	7.4	1.5
Total net proceeds from financial assets	28	4.5	—	8.8
Acquisition of investments, net of cash & cash equivalents acquired	28	(0.5)	(84.2)	(6.0)
Impact of changes in consolidation scope		(1.7)	(1.7)	—
Variation in loans granted		1.9	(0.5)	(7.6)
Variation in subsidies for capital expenditures		0.1	(0.1)	(0.1)
Variation in other non-current financial assets	28	2.3	(1.2)	(1.3)

Net cash used in investing activities		(418.6)	(479.7)	(503.5)

FINANCING
Repayment of long-term debt		(50.0)	(266.9)	(64.7)
Total issuance of long-term debt		2.2	244.9	39.2
Lease repayments		(56.6)	(36.2)	(7.2)
Change in short-term loans		1.5	(5.6)	(9.7)
Financial expenses paid	28	(101.4)	(106.7)	(82.9)
Net proceeds from capital increase:
— from shareholders		2.1	1.5	1.9
— from non-controlling interests of integrated companies		—	—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—	—
— to non-controlling interests of integrated companies		(3.0)	(2.6)	(1.4)
Acquisition/disposal from treasury shares		(2.6)	4.6	(14.1)

Net cash provided by (used in) financing activities		(207.8)	(167.0)	(138.9)

Effect of exchange rates on cash		32.0	(6.7)	19.4

Net increase (decrease) in cash and cash equivalents		(144.4)	(36.6)	262.6

Cash and cash equivalents at beginning of year	28	480.3	516.9	254.3

Cash and cash equivalents at end of period	28	335.9	480.3	516.9

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

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n(o)1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB). These consolidated financial statements are also in accordance with IFRS adopted by the European Union at December 31, 2010.

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

Key judgments and estimates used in the financial statements are summarized in the following table:

Note	Judgments and estimates	Key assumptions

Note 2	Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities
Note 3	Recoverability of client receivables	Assessment of clients’ credit default risk
Notes 7 and 8	Valuation of investments	Financial assets fair value Under equity method companies fair value
Note 10	Amortization and impairment of Multi-clients surveys	Expected margin rate for each category of surveys Expected useful life of Multi-Client Surveys
Note 10	Depreciation and Amortization of tangible and intangible assets	Assets useful lives
Note 11	Recoverable value of Goodwill and intangible assets	Expected geophysical market trends from 2011 to 2013 Discount rate (WACC)
Note 16	Post employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate Return rate on plan assets
Note 16	Provisions for risks, claims and litigations	Assessment of risks considering courts ruling and attorneys positions
Note 19	Revenue Recognition	Contracts completion rates Assessment of fair value of customers loyalty programs Assessment of fair value of contracts identifiable parts
Note 20	Development costs	Assessment of future benefits of each project
Note 24	Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

The consolidated financial statements were approved by the Board of Directors on February 24, 2011 and are subject to the approval of our General Shareholders Meeting expected to be held on May 4, 2011.

Critical Accounting Policies

Our significant accounting policies, which we have applied consistently, are described below. However, certain of our accounting policies are particularly important to reflect our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Those accounting policies are consistent with those used to prepare our consolidated financial statements as at December 31, 2009, except for the first adoption of the following Standards and Interpretations:

•	IFRS 3R — Business Combinations
•	IAS 27R — Consolidated and Separate Financial Statements
•	Amendment to IFRS2 — Group cash-settled share-based payment transactions
•	2006-2008 annual improvements to IFRS 5
•	Amendment to IAS 39: Eligible Hedged Items Combinations — reclassification of financial assets
•	IFRIC 12 — Service Concession Arrangements
•	IFRIC 15 — Agreements for the Construction of Real Estate
•	IFRIC 16 — Hedges of a Net Investment in a Foreign Operation
•	IFRIC 17 — Distributions of Non-cash Assets to Owners
•	IFRIC 18 — Transfers of assets from customers
•	2007-2009 annual improvements to IFRS

The adoption of these Standards and Interpretations had no significant impact on our consolidated financial statements.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were not effective as of December 31, 2010, namely:

•	IAS24 — Related Party Disclosures — adopted by the European Union in July 2010, and applicable as of January 1, 2011
•	Amendment to IAS32 — Classification of rights issues- adopted by the European Union in December 2009, and applicable as of January 1, 2011
•	Amendment to IFRIC 14 — Prepayments of a Minimum Funding Requirement — adopted by the European Union in July 2010, and applicable as of January 1, 2011
•	IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments — adopted by the European Union in July 2010, and applicable as of January 1, 2011
•	2008-2010 annual improvements to IFRS adopted by the European Union in February 2011 and applicable as of January 1, 2011

At the date of issuance of these consolidated financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union nor effective:

•	IFRS9 — Financial instruments: Recognition and Measurement of financial assets
•	IFRS7 Amendment — Financial instruments disclosures about transfers of financial assets
•	IAS12 Amendment — Income taxes: Recovery of underlying assets

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

Basis of consolidation from January 1, 2010

Subsidiaries are fully consolidated from the date of acquisition, being the date on which we obtain control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If we lose control over a subsidiary, we:

•	Derecognize the assets (including goodwill) and liabilities of the subsidiary

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Derecognize the carrying amount of any non-controlling interest
•	Derecognize the cumulative translation differences, recorded in equity
•	Recognize the fair value of the consideration received
•	Recognize the fair value of any investment retained
•	Recognize any surplus or deficit in profit or loss
•	Reclassify the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

We use the equity method for investments in which our ownership interest ranges from 20% to 50% and we exercise significant influence over operating and financial policies. We may account for certain investments where the Group’s ownership is below 20% using the equity method when we exercise significant influence (Board membership or equivalent) over the business.

We have interests in joint ventures which are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entities. These agreements require unanimous agreement for financial and operating decisions among the venturers. We recognize our interests in joint ventures using the equity method.

Basis of consolidation prior to 1 January 2010

Certain of the above-mentioned requirements were applied on a prospective basis. The following differences, however, are carried forward in certain instances from the previous basis of consolidation:

•	Acquisitions of non-controlling interests, prior to January 1, 2010, were accounted for using the parent entity extension method, whereby, the difference between the consideration and the book value of the share of the net assets acquired were recognized in goodwill,
•	Disposals of non-controlling interests, prior to January 1, 2010, were accounted for using the parent entity extension method, whereby, the difference between the consideration and the book value of the share of the net assets disposed were recognized through income statement,
•	Upon loss of control, we accounted for the investment retained at its proportionate share of net asset value at the date control was lost. The carrying values of such investments at January 1, 2010 have not been restated.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

  3 — Business combinations

Business combinations from January 1, 2010

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, we measure the non controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by us will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed.

If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Business combinations prior to January 1, 2010

In comparison to the above-mentioned requirements, the following differences applied: Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interests (formerly known as minority interest) were measured at the proportionate share of the acquiree’s identifiable net assets.

Business combinations achieved in stages were accounted for as separate steps. Any additional acquired share of interest did not affect previously recognized goodwill.

Contingent consideration was recognized if, and only if, we had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognized as part of goodwill.

For business combinations where there was a requirement for a mandatory offer for any remaining non-controlling interests (such as Wavefield in 2008) and where it was considered that a put option had been granted to the non-controlling interests, the non-controlling interests were recognized as a financial liability at the fair value of the put option.

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

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

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

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

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

     • Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

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

     • Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

Borrowing costs are capitalized for all eligible assets where construction was commenced on or after January 1, 2009.

  6 — Income taxes and deferred taxes

Income taxes includes all tax based on taxable profit.

Deferred taxes are recognized on all temporary differences between the carrying value and the tax value of assets and liabilities, as well as on carry-forward losses, using the liability method. Deferred tax assets are recognized only when the recovery is considered as probable.

Deferred tax liabilities are recognized on intangible assets identified and recognized as part of business combinations (technological assets, customer relationships).

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

     • Lease agreements

Assets under a finance lease agreement or a long-term lease agreement that transfers substantially all the risks and rewards incidental to ownership to the Group are accounted for as fixed assets at the commencement of the lease term, at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability and the finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Assets under finance lease are depreciated over the shorter of its useful life and the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Rent payments under operating leases are recognized as operating expenses over the lease term.

     • Goodwill

Goodwill is determined according to IFRS 3 Revised — Business Combinations starting January 1, 2010. Goodwill is not amortized but subject to an impairment test at least once a year at the balance sheet date.

Prior to January 1, 2010, goodwill was recognized using IFRS 3.

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

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues.

Depending on the category of the survey, we use amortization rates of 50%, 65%, 75%, 80% or 83.3% corresponding to the ratio of total estimated costs over total estimated sales.

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

     • Impairment

In accordance with IAS 36 “Impairment of assets”, the carrying values of our assets (excluding inventories, deferred tax assets, assets arising from employees benefits and financial assets) are reviewed at each balance sheet date. If any indication exists that an asset may be impaired, we estimate the recoverable amount of this asset. Factors we consider important that could trigger an impairment review include the following:

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Impairment losses recognized on goodwill cannot be reversed.

     • Assets held for sale

Assets classified as assets held for sale correspond to non-current assets for which the net book value will be recovered by a sale rather than by their use in operations. Assets held for sale are valued at the lower of historical cost and fair value less cost to sell.

  8 — Investments and other financial assets

Investments and other financial assets include investments in non-consolidated entities, loans and non-current receivables.

     • Investments in companies under equity method

Under the equity method, the investments in our associates are carried in the balance sheet at cost plus post acquisition changes in our share of net assets of the associates. Goodwill relating to the associates is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in the associates. We determine at each reporting date whether there is any objective evidence that the investments in our associates are impaired. If this is the case we calculate the amount of impairment as the difference between the recoverable amount of the associates and their carrying value and recognize the amount in the ’share of profit of an associate’ in the income statement.

Upon loss of significant influence over the associate, we measure and recognize any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

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

Where there is objective evidence of impairment of a financial asset (for instance in case of significant or prolonged decline of the value of the asset) we record an irreversible impairment loss.

  9 — Treasury shares

We value treasury shares at their cost, as a reduction of shareholders’ equity. Proceeds from the sale of treasury shares are included in shareholders’ equity and have no impact on the income statement.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

  10 — Inventories

We value inventories at the lower of cost (including direct production costs where applicable) and net realizable value.

We calculate the cost of inventories on a weighted average price basis for our Equipment segment and on a first-in first-out basis for our Services segment.

  11 — Provisions

We record a provision when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources embodying economic benefits (that can be reliably determined) will be required to settle the obligation.

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

We record actuarial gains and losses on defined benefits plans directly in equity.

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

  13 — Derivative financial instruments

We use derivative financial instruments to hedge our exposure to foreign exchange fluctuations from operational, financing and investment activities denominated in a currency different from the functional currency. In accordance with our treasury policy, we do not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments in “Other financial income (loss)”.

Exchange gains or losses on foreign currency financial instruments that represent the efficient portion of an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholder’s equity under the line item “Cumulative translation adjustments”, the inefficient portion being recognized in the

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

income statement. The cumulative value of foreign exchange gains and losses recognized directly in equity will be transferred to income statement when the net investment is sold.

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

     • Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less that are readily convertible to known amounts of cash.

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

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

weighted average number of ordinary shares that would be issued on the conversion of convertible bonds, the exercise of stock options and shares from performance share plans.

NOTE 2 —	ACQUISITIONS AND DIVESTITURES

  — during 2010

     • Norfield AS

On June 30, 2010, we entered into an agreement with Norfield AS providing for us to acquire full ownership of the seismic vessel Voyager in exchange for certain assets as part of the restructuring of Norfield AS. As a result of such agreement, €59.4 million of net assets to be transferred were classified as “held for sale” on our balance sheet as of December 31, 2010 (See also notes 21 and 30).

     • Gardline

On July 2, 2010 CGGVeritas Services Holding BV signed a Memorandum of Association with Gardline Geosurvey Limited to incorporate a new company in Singapore to operate the seismic vessel Duke in the Indian Ocean. CGGVeritas owns 49% of Gardline CGGV Pte. Ltd. This ownership interest is accounted for under the equity method in our financial statements as of December 31, 2010.

     • Xian Sercel Petroleum Exploration Instrument Co. Ltd.

On November 4, 2010, our 51% owned subsidiary Sercel Junfeng acquired full ownership of Xian Sercel Petroleum Exploration Instrument Co. Ltd. (“Xian Sercel”) through the contribution of Sercel Holding and BGP shares in Xian Sercel. Prior to that date, Xian Sercel was accounted for under equity method and is fully consolidated in our financial statements as of December 31, 2010.

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

     • Wavefield Inseis ASA

On November 25, 2008, CGGVeritas SA launched a voluntary exchange tender offer to acquire 100% of the share capital of Wavefield-Inseis ASA (“Wavefield”). CGGVeritas SA offered Wavefield shareholders one newly issued CGGVeritas share for each 7 Wavefield shares. Completion of the offer was subject to customary conditions (or waive from CGGVeritas no later than on settlement date of the offer). The total number of shares tendered to the offer amounted to 90,480,237, representing 69.9% of the share capital of Wavefield. In consideration of the Wavefield shares tendered to the offer, on December 18, 2008, CGGVeritas issued 12,925,749 new shares. The fair value of those issued shares amounted to €139.0 million. On December 30, 2008, CGGVeritas SA launched a mandatory public offer on the remaining 38,903,024 outstanding shares (i.e. 30.1% of the share capital) as well as on the 2,892,875 shares that could result from the exercise of stock options. The offer price calculated in accordance with the provisions of Chapter VI of the Norwegian Securities Trading Act amounted to NOK 15.17 per share to be

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

paid in cash. At the end of this mandatory offer period which expired on January 27, 2009, CGGVeritas acquired 37,043,013 additional shares of Wavefield and held as a result thereof 98.6% of the share capital.

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

NOTE 3 —	TRADE ACCOUNTS AND NOTES RECEIVABLE

Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31
	2010	2009	2008
	(in millions of euros)

Trade accounts and notes receivable gross — current portion	495.7	369.6	522.9
Less: allowance for doubtful accounts — current portion	(17.1)	(17.4)	(12.4)

Trade accounts and notes receivables net — current portion	478.6	352.2	510.5

Trade accounts and notes receivable gross — non current portion	5.5	9.6	0.1
Less: allowance for doubtful accounts — non current portion	(1.2)	—	—

Trade accounts and notes receivables net — non current portion	4.3	9.6	0.1

Recoverable costs and accrued profit, not billed	212.0	202.3	201.7

Total accounts and notes receivables	694.9	564.1	712.3

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

The non current receivables relate to our geophysical equipment segment as of December 31, 2010, 2009 and 2008.

As of December 31, 2010 the ageing analysis of net trade accounts and notes receivables is as follows:

	Past due but not impaired
	Not past due	30 days	30 - 60 days	60 - 90 days	90 - 120 days	> 120 days	Total

2010	323.6	78.2	23.3	12.0	14.7	31.1	482.9
2009	255.8	36.9	18.1	25.4	7.4	18.2	361.8
2008	335.3	81.2	49.9	15.4	7.1	21.7	510.6

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

Analysis of Inventories and work-in-progress is as follows:

	December 31, 2010			December 31, 2009			December 31, 2008
		Valuation			Valuation			Valuation
	Cost	Allowance	Net	Cost	Allowance	Net	Cost	Allowance	Net
				(in millions of euros)

Geophysical services
— Consumables and spares parts	35.4	(0.6)	34.8	33.1	(0.7)	32.4	31.7	(0.9)	30.8
— Work in progress	20.6	—	20.6	22.1	(6.2)	15.9	39.3	—	39.3
Geophysical equipment
— Raw materials and sub-assemblies	79.9	(9.1)	70.8	61.3	(8.7)	52.6	76.2	(6.2)	70.0
— Work in progress	82.5	(8.0)	74.5	71.1	(4.9)	66.2	89.1	(4.2)	84.9
— Finished goods	67.2	(3.4)	63.8	59.6	(2.9)	56.7	66.3	(3.4)	62.9

Inventories and work in progress	285.6	(21.1)	264.5	247.2	(23.4)	223.8	302.6	(14.7)	287.9

The item « Work in progress » for Geophysical Services includes transit costs of seismic vessels that are deferred and recognized over the contract period according to the technical progress ratio.

The variation of inventories and work in progress is as follows:

	December 31,
Variation of the period	2010	2009	2008
	(in millions of euros)

Balance at beginning of period	223.8	287.9	240.2
Variations	23.5	(51.1)	26.7
Movements in valuation allowance	3.3	(8.3)	—
Change in consolidation scope	1.7	—	18.9
Change in exchange rates	8.5	(2.7)	3.0
Others	3.7	(2.0)	(0.9)

Balance at end of period	264.5	223.8	287.9

The additions and deductions in valuation allowances for inventories and work-in-progress are presented in the consolidated statements of operations as “Cost of sales”.

The change in consolidation scope in 2010 relates to Xian Sercel.

The change in consolidation scope related to the acquisition of Wavefield for €17.1 million and Metrolog for €1.8 million in 2008.

NOTE 5 — OTHER CURRENT ASSETS AND ASSETS HELD FOR SALE

  Other current assets

Detail of other current assets is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Personnel and other tax assets	38.3	25.5	20.9
Fair value of financial instruments (see note 14)	1.2	1.4	1.1
Other miscellaneous receivables(a)	23.9	22.1	34.4
Supplier prepayments	23.0	13.9	19.8
Prepaid expenses(b)	34.7	26.6	25.3

Other current assets	121.1	89.5	101.5

(a)	includes restricted cash for €3.3 million.

(b)	includes principally prepaid rent, vessel charters.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

  Assets held for sale

Detail of assets held for sale is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Massy headquarters land & building	8.0	8.0	8.0
Seismic vessel Search	5.1	5.1	—
Net assets related to Norfield AS agreement, including seismic vessel Venturer	59.4	—	—
Other	—	0.2	(0.4)

Assets held for sale	72.5	13.3	7.6

NOTE 6 — ASSET VALUATION ALLOWANCE

Details of valuation allowances recorded against assets are as follows:

	December 31, 2010
	Balance at					Balance
	beginning			Unused		at end
	of year	Additions	Deductions	Deductions	Others(a)	of period
			(in millions of euros)

Trade accounts and notes receivables	17.4	5.3	(1.6)	(4.5)	1.7	18.3
Inventories and work-in-progress	23.4	3.7	(7.0)	—	1.0	21.1
Tax assets	0.2	0.2	—	—	—	0.4
Other current assets	1.1	0.1	—	—	0.1	1.3
Loans receivables and other investments	1.7	—	—	—	0.4	2.1

Total assets valuation allowance	43.8	9.3	(8.6)	(4.5)	3.2	43.2

(a)	includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2009
	Balance at					Balance
	beginning			Unused		at end
	of year	Additions	Deductions	Deductions	Others(a)	of period
	(in millions of euros)

Trade accounts and notes receivables	12.4	8.0	(2.3)	—	(0.7)	17.4
Inventories and work-in-progress	14.7	9.5	(1.2)	—	0.4	23.4
Tax assets	—	0.2	—	—	—	0.2
Other current assets	1.8	0.1	(0.8)	—	—	1.1
Loans receivables and other investments	1.1	0.7	—	—	(0.1)	1.7

Total assets valuation allowance	30.0	18.5	(4.3)	—	(0.4)	43.8

	December 31, 2008
		Additions/
	Balance at	Deductions		Balance
	beginning	charged in		at end
	of year	income	Others(a)	of period
		(in millions of euros)

Trade accounts and notes receivables	6.8	5.6	—	12.4
Inventories and work-in-progress	14.7	—	—	14.7
Tax assets	1.0	(1.0)	—	—
Other current assets	0.8	1.9	(0.9)	1.8
Loans receivables and other investments	1.1	0.3	(0.3)	1.1

Total assets valuation allowance	24.4	6.8	(1.2)	30.0

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 7 — INVESTMENTS AND OTHER FINANCIAL ASSETS

Detail of investments and other financial assets is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Non-consolidated investments	4.8	5.3	5.2
Loans and advances	8.3	13.9	9.9
Other	13.4	16.7	11.1

Total	26.5	35.9	26.2

Non-consolidated investments

Non-consolidated investments are as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Assets available for sale investments
Offshore Hydrocarbon Mapping(a)	—	0.5	0.3
Other investments in non-consolidated companies
Tronic’s Microsystems SA(b)	3.9	3.9	3.9
Other investments in non-consolidated companies	0.9	0.9	1.0

Total non-consolidated investments	4.8	5.3	5.2

(a)	On November 22, 2010, we sold our remaining investments in Offshore Hydrocarbon Mapping.

(b)	The Group’s shareholding in Tronic’s Microsystems S.A. is 16.07% at December 31, 2010, 2009 and 2008.

Loans and advances

Since December 31, 2009, loans and advances to companies accounted for under equity method include a €4.2 million (NOK38 million) loan granted by Exploration Investment Resources II AS to Eidesvik Seismic Vessel AS.

As of December 31, 2008, a cash advance amounting to €2.0 million was granted to Cybernetix (see note 2).

NOTE 8 — INVESTMENTS IN COMPANIES UNDER EQUITY METHOD

The variation of “Investments in companies under equity method” is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Balance at beginning of period	99.0	72.9	44.5
Change in consolidation scope	(5.4)	13.8	24.1
Investments made during the year	6.5	7.3	0.1
Equity in income	(0.7)	8.3	3.0
Dividends received during the period, reduction in share capital	(2.2)	(0.6)	(1.4)
Reclassification as held for sale	(27.0)	—	—
Change in exchange rates	3.2	(2.7)	2.6

Balance at end of period	73.4	99.0	72.9

The changes in consolidation scope in 2010 correspond for €2.4 million to the disposal of 12% of our investment in Cybernetix, and for €3 million to the exit of Xian Sercel which is fully consolidated in our financial statements since November 2010 (see note 2).

The investments in 2010 correspond for €2 million to an increase in the capital of Eidesvik Seismic Vessel AS, and for €4.5 million to investment in our new joint venture Gardline CGGV Pte Ltd. (see note 2).

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In 2010, the investments in Norwegian Oilfield Services were reclassified as held for sale as part of the Norfield AS agreement (see note 2).

The change in consolidation scope in 2009 corresponded to the acquisition of 49% of Eidesvik Seismic Vessel AS for €17.1 million, and to the fair value adjustments of the investments in companies under the equity method acquired as part of the Wavefield acquisition for €(3.3) million.

The change in consolidation scope in 2008 corresponded to the entrance of Norwegian Oilfield Services AS and Multifield Geophysics at December 31, 2008 as part of the acquisition of Wavefield.

The investments in 2009 correspond to the subscription of the capital increases in Cybernetix, and Norwegian Oilfield Services AS.

Investments in companies accounted for under equity method are comprised of:

	December 31,
	2010	2009	2008
	(in millions of euros)

Argas	46.7	45.4	40.7
Norwegian Oilfield Services AS(a)	—	24.9	24.1
Oceanic Seismic Vessel AS(b)	11.0	—	—
Eidesvik Seismic Vessel AS(b)	5.5	17.1	—
Cybernetix	6.4	8.7	5.0
Gardline	4.5	—	—
Xian Sercel	—	3.3	2.6
VS Fusion LLC	(0.7)	(0.4)	0.5

Investments in companies under the equity method	73.4	99.0	72.9

(a)	Investments in Norwegian Oilfield Services AS are reclassified as “held for sale” (see note 2).

(b)	Oceanic Seismic Vessel AS is the owner of our seismic vessel under construction Oceanic Sirius, transferred from Eidesvik Seismic Vessel AS, now owner of the seimic vessel Oceanic Vega only.

The following tables illustrate summarized financial information of Argas, Oceanic Seismic Vessel AS and Eidesvik Seismic Vessel AS for the year ended December 31, 2010.

		Oceanic	Eidesvik
	Argas	Seismic Vessel	Seimic Vessel
	(in millions of euros)

Current assets	93.8	5.6	11.0
Non-current assets	139.7	35.8	98.6
Current liabilities	77.8	18.9	21.4
Non-current liabilities	53.9	—	77.0
Equity	101.8	22.5	11.2
Revenue	153.2	—	8.1
Net income (loss)	—	—	(0.2)

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

Analysis of “Property, plant and equipment” is as follows:

	December 31
	2010			2009
		Accumulated			Accumulated		2008
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in millions of euros)

Land	7.4	(0.2)	7.2	6.9	(0.2)	6.7	6.8
Buildings	107.6	(56.0)	51.6	101.5	(48.0)	53.5	48.4
Machinery & equipment	1,063.1	(630.4)	432.7	929.5	(503.1)	426.4	508.6
Vehicles & vessels	324.2	(158.1)	166.1	338.0	(180.9)	157.1	223.4
Other tangible assets	61.5	(45.0)	16.5	55.2	(40.4)	14.8	20.7
Assets under constructions	108.4	(0.8)	107.6	19.2	—	19.2	14.5

Total Property, plant and equipment	1,672.2	(890.5)	781.7	1,450.3	(772.6)	677.7	822.4

Land, buildings and geophysical equipment recorded under finance leases are as follows:

	December 31
	2010			2009			2008
		Accumulated			Accumulated
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in millions of euros)

Geophysical equipment and vessels under finance leases	156.7	(72.0)	84.7	166.2	(49.1)	117.1	141.1
Land and buildings under finance leases	75.1	—	75.1	—	—	—	—
Other tangible assets under finance leases	—	—	—	—	—	—	—

Total Property, plant and equipment under finance leases	231.8	(72.0)	159.8	166.2	(49.1)	117.1	141.1

In 2010, the decrease in geophysical equipment and vessels under finance leases mainly relates to the exercise of the purchase option on the seismic vessel Geo Challenger.

In 2009, the decrease in property, plant and equipment under finance lease related to the termination of leases and equipments write-down within the restructuring marine plan (note 21).

In 2008, the increase in geophysical equipment and vessels under finance leases is related to the acquisition of Wavefield.

Depreciation of assets recorded under finance leases is determined on the same basis as owned-assets and is included in depreciation expense.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The variation of the period for tangible assets is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Balance at beginning of period	677.7	822.4	660.0
Acquisitions	177.5	149.9	142.2
Acquisitions through finance lease	87.6	22.2	—
Depreciation	(192.4)	(259.6)	(168.4)
Disposals	(6.3)	(11.3)	(7.8)
Change in exchange rates	51.3	(15.9)	27.2
Change in consolidation scope	(2.8)	(37.7)	180.2
Reclassification of tangible assets as “Assets held for sale”	(22.5)	(5.5)	(8.0)
Other	11.6	13.2	(3.0)

Balance at end of period	781.7	677.7	822.4

In 2010, acquisitions through finance lease mainly include our new headquarters in Massy (see note 18). This construction was delivered in October 2010, with a starting date in year 2011 after additional building fittings.

In 2010, the seismic vessel Venturer and some equipment are classified as “Assets held for sale” in relation to the Norfield transaction (see note 5).

In 2009, depreciation included asset write-downs due the marine restructuring plan and the change in consolidation scope corresponds to the adjustment of the fair value of Wavefields’s fixed assets (see note 2). Other variation related to the reclassification of Geowave Master seismic equipments as “Geophysical equipment and vessels under finance leases” for an amount of €13.5 million. The seismic vessels Search and Harmattan were classified as “Assets held for sale”.

The change in consolidation scope in 2008 corresponded to the fair value of Wavefield’s tangible assets acquired for €179.8 million and of Metrolog’s tangible assets acquired for €0.4 million.

Reconciliation of acquisitions with the consolidated statements of cash flows and capital expenditures in note 19 is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Acquisitions of tangible assets (excluding finance lease) — see above	177.5	149.9	142.2
Development costs capitalized — see note 20	23.4	14.3	13.7
Additions in other tangible assets (excluding non-exclusive surveys) — see note 10	12.4	5.4	5.9
Variance of fixed assets suppliers	(2.9)	0.5	(6.4)

Total purchases of tangible and intangible assets according to cash-flow statement	210.4	170.1	155.4

Net acquisitions through finance lease — see above	87.6	22.2	—
Increase in multi-client surveys — see note 10	219.3	229.3	343.4
Less variance of fixed assets	2.9	0.5	6.4

Capital expenditures according to note 19	520.2	421.1	505.2

Repairs and maintenance expenses

Repairs and maintenance expenses included in cost of operations amounted to €57.0 million in 2010, €50.6 million in 2009 and €79.6 million in 2008.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 10 — INTANGIBLE ASSETS

Analysis of intangible assets is as follows:

	December 31,
	2010			2009
		Accumulated			Accumulated		2008
	Gross	depreciation	Net	Gross	depreciation	Net	Net
	(amounts in millions of euros)

Multi-client surveys Marine	1,732.2	(1,381.9)	350.3	1,479.2	(1,111.0)	368.2	416.3
Multi-client surveys Land	429.7	(328.8)	100.9	329.1	(228.2)	100.9	119.3
Development costs capitalized	91.5	(32.5)	59.0	64.4	(22.1)	42.3	85.0
Software	54.0	(32.6)	21.4	44.1	(33.1)	11.0	12.2
Other intangible assets	333.6	(143.8)	189.8	309.4	(102.9)	206.5	187.2

Total intangible assets	2,641.0	(1,919.6)	721.4	2,226.2	(1,497.3)	728.9	820.0

The variation of the period for intangible assets is as follows:

	December 31,
Variation of the period	2010	2009	2008
	(in millions of euros)

Balance at beginning of period	728.9	820.0	680.5
Increase in multi-client surveys	219.3	229.3	343.4
Development costs capitalized	23.4	14.3	13.7
Other acquisitions	12.4	5.4	5.9
Depreciation on multi-client surveys	(276.2)	(289.3)	(260.8)
Other depreciation	(45.6)	(45.8)	(37.3)
Disposals	—	(0.6)	—
Change in exchange rates	58.6	3.2	10.7
Change in consolidation scope	—	(7.6)	62.1
Other	0.6	—	1.8

Balance at end of period	721.4	728.9	820.0

Depreciation on multi-client surveys in 2010 include a €70.4 million (US$93.6 million) impairment loss presented in the line item “Other revenues (expenses) net” of the Consolidated Statement of Operations (see note 21).

Depreciation on multi-client surveys in 2009 included a €63.8 million (US$88.9 million) impairment loss presented in the line item “Other revenues (expenses) net” of the Consolidated Statement of Operations (see note 21).

The change in consolidation scope in 2009 corresponded to the fair value adjustment on intangible assets acquired in December 2008 as part of the Wavefield acquisition.

The change in consolidation scope in 2008 corresponded to the fair value of Wavefield’s intangible assets acquired for €54.0 million, Metrolog for €4.8 million and Quest Geo for €3.3 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 11 — GOODWILL

Analysis of goodwill is as follows:

	December 31,
Variation of the period	2010	2009	2008
	(In millions of euros)

Balance at beginning of period	1,868.1	2,055.1	1,928.0
Additions	0.5	—	25.8
Impairment	—	(217.6)	(4.8)
Adjustments	(1.2)	87.7	9.1
Change in exchange rates	144.0	(57.1)	97.0
Other	0.7	—	—

Balance at end of period	2,012.0	1,868.1	2,055.1

In 2010, the additions correspond to the goodwill arising on the contribution of Xian Sercel to Sercel Junfeng and the subsequent change in Xian Sercel consolidation method (see note 2).

The adjustments in 2010 correspond to the reversal of the earn-out clause on the acquisition of Quest.

In 2009, the impairment included impairment losses of €215.5 million (US$300 million) resulting from the annual impairment test and €2.1 million arising from the use of Veritas foreign carry-forward losses existing prior to the merger and not recognized as an asset. Total impairment losses, amounting to €217.6, are presented in the line “Impairment of goodwill” in the Consolidated Statement of Operations.

The adjustments for €87.7 million corresponded to the adjustment of the fair value of Wavefield’s acquired assets and assumed liabilities, leading to a final goodwill of €96.3 million (see note 2).

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

The cash generating units are as follows:

•	Geophysical Equipment segment;

•	Geophysical Services segment — Marine;

•	Geophysical Services segment — Processing, Imaging & Reservoir;

•	Geophysical Services segment — Land.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Key assumptions used in the determination of value in use

In determining the asset recoverability, management makes estimates, judgments and assumptions on uncertain matters. The recoverable amounts are determined based on economic assumptions and forecasted operating conditions as follows:

•	expected cash flows estimated in the 2011 budget and 2012-2013 outlook as presented to the Board of Directors on February 24, 2011,

•	use of what is considered as normative cash flows beyond Year 3,

•	industrial outlook consisting in recovery starting progressively in 2011, and then full recovery at the end of 2012,

•	average exchange rate of U.S.$1.30 for €1,

•	discount rates corresponding to the respective sector weighted average cost of capital (WACC):

■	10.0% for the Equipment segment (corresponding to a pre-tax rate of 13.7%);

■	9.0% for the Marine (corresponding to a pre-tax rate of 11.5%);

■	9.5% for the Processing, Imaging & Reservoir (corresponding to a pre-tax rate of 13.1%); and

■	8.5% for the Land (corresponding to a pre-tax rate of 11.4%),

No impairment loss was recorded for the year ended December 31, 2010.

A €215.5 million impairment loss attributable to our Marine Acquisition activity was recorded for the year ended December 31 2009. No impairment loss was recorded for the year ended December 31, 2008.

Sensitivity to changes in assumptions

Changing the assumptions selected by Group management, in particular the discount rate and the normative cash flows (EBITDAS) could significantly affect the evaluation of the value in use of our cash generating units and, hence, Group’s impairment result.

The following changes to the assumptions used in the impairment test lead to the following:

		Excess of the
		expected future
		discounted
		cash-flows over	Sensitivity on		Sensitivity on
		the carrying	normative cash flows		discount rate (after tax)
		value of assets	Decrease by	Increase by	Decrease by	Increase by
	Goodwill	including goodwill	10%	10%	0.25%	0.25%
	(in millions of euros)

Marine	1,273	116	(248)	+ 248	+ 96	(96)
Processing, Imaging & Reservoir	334	< 22	(41)	+ 41	+ 17	(17)
Land	296	< 22	(55)	+ 55	+ 24	(24)
Equipment	109	1,445	(150)	+ 150	+ 63	(63)

Total	2,012

NOTE 12 — OTHER CURRENT LIABILITIES

The analysis of other current liabilities is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Value added tax and other taxes payable	55.5	36.2	34.7
Deferred income	107.8	94.6	93.1
Fair value of financial instruments (see note 14)	0.6	1.6	10.2
Other liabilities	32.5	26.3	35.3

Other current liabilities	196.4	158.7	173.3

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 13 — FINANCIAL DEBT

Analysis of financial debt by type is as follows:

	December 31,
	2010			2009			2008
		Non-			Non-
	Current	current	Total	Current	current	Total	Total
	(amounts in millions of euros)

High yield bonds	—	933.5	933.5	—	863.2	863.2	642.8
Bank loans	14.1	376.7	390.8	48.6	361.3	409.9	696.0
Finance lease debt	47.7	96.4	144.1	53.8	58.3	112.1	126.2

Sub-total	61.8	1,406.6	1,468.4	102.4	1,282.8	1,385.2	1,465.0

Accrued interests	12.7	—	12.7	11.1	—	11.1	10.7
Other(a)	—	—	—	—	—	—	62.1

Financial debt	74.5	1,406.6	1,481.1	113.5	1,282.8	1,396.3	1,537.8

Bank overdrafts	4.5	—	4.5	2.7	—	2.7	8.2
Total			1,485.6			1,399.0	1,546.0

(a)	corresponded at December 31, 2008 to the 30.1% share capital of Wavefield that was subject to the mandatory public offer launched on December 30, 2008 and acquired on February 16, 2009.

Analysis of financial debt by currency is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

U.S. dollar	1,394.0	1,343.4	1,423.8
Euro	74.4	35.0	35.1
Other currencies	—	6.8	6.1

Total	1,468.4	1,385.2	1,465.0

Analysis of financial debt by interest rate is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Variable rates (average effective rate December 31, 2010: 4.87%, 2009: 5.43%, 2008: 4.82% )	410.7	453.4	724.7
Fixed rates (average effective rate December 31, 2010: 8.28%, 2009: 8.50%, 2008: 7.46)%	1,057.7	931.8	740.3

Total	1,468.4	1,385.2	1,465.0

Variable interest rates are generally based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 17.7%, 21.6% and 7.90% at December 31, 2010, 2009 and 2008, respectively.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Analysis of financial debt by financing sources as of December 31, 2010 is as follows:

				Outstanding
				amount	Net balance	Interest	Last
	Issuing date	Maturity	Initial amount	Dec 31, 2010	Dec 31, 2010	rate	amendment
			(in millions of	(in millions of US	(in millions of
			currency)	dollars)	euros)

High yield bond 2016	2009	2016	US$350	350.0	247.5	9 1/2%	—
High yield bond 2017	2007	2017	US$400	400.0	294.2	7 3/4%	—
High yield bond 2015, 3rd tranche	2007	2015	US$200	200.0	147.5	7 1/2%	—
High yield bond 2015, 2nd tranche	2006	2015	US$165	165.0	122.7	7 1/2%	—
High yield bond 2015	2005	2015	US$165	165.0	121.6	7 1/2%	—

Sub-total High yield bonds					933.5

Credit Senior Term Loan B	2007	2014/2016	US$1,000	510.0	370.0	See below	Jul. 2010
Other bank loans	—	—	US$60.8	27.7	20.8	—	—

Sub-total bank loans					390.8

Real estate finance lease	2010	2015	€75.1	99.3	74.3	—	—
Other finance lease	—	—	—	93.3	69.8	—	—

Finance lease debt					144.1

Total financial debt					1,468.4

Analysis of authorized credit lines as of December 31, 2010 is as follows:

			Authorized	Mobilized	Available	Used	Used	Last
	Date	Maturity	amount	amount	amount	amount	amount	amendment
			(in millions of	(in millions of	(in millions of	(in millions of	(in millions of
			US dollars)	US dollars)	euros)	US dollars)	euros)

US Revolving facility	2007	Jan. 2012	140.0	4.8	135.2	—	—	Jul. 2010
French Revolving facility	2007	Feb. 2014	200.0	—	200.0	—	—	Nov. 2010
Total			340.0	4.8	335.2	—	—

Short-term credit lines (bank overdrafts)	—	—	17.5	—	17.5	6.0	4.5	—

Out of the fixed rate credit lines, no significant credit line is expected to be renewed within the next twelve months (see note 18).

We are not subject to near-term liquidity constraints, given our liquidity available as of December 31, 2010, our cash flow generation capability and prospects, and our near-to mid-term debt repayment schedule.

The impact of hedging instruments has not been considered in the above tables.

All financial covenants were complied with at December 31, 2010.

■	High yield Bonds

Since 2005, CGGVeritas issued several bonds in US$, with maturities 2015, 2016 and 2017.

These notes are listed on the Euro MTF market of the Luxembourg Stock Exchange; and are guaranteed on a senior basis by certain of our subsidiaries.

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

All those financial covenants were complied with at December 31, 2010, 2009 and 2008.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

High Yield bonds — (US$350 million, 9 1/2% Senior Notes, maturity 2016)

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

Bank loans and credit facilities

At December 31, 2010, €380.2 million of bank loans amounting to €390.8 million were secured by tangible assets and receivables.

Term Loan B Facility

As of December 31, 2010, the remaining amount outstanding under the facility was US$510 million. During the year ended December 31, 2010, we repaid US$10 million of our US senior facilities.

All financial covenants, calculated on a quarterly basis, were complied with at December 31, 2010. They were also complied with at December 31, 2009 and December 31, 2008

•	Amendments to the credit agreement dated July 15, 2010

On July 15, 2010, we amended our US senior facilities agreement. This amendment extended the maturity of U.S.$348 million out of the total U.S.$515 million outstanding as of June 30, 2010 from January 2014 to January 2016 and increased the Company’s headroom under its financial covenants.

In consideration of such amendment, the applicable margin for all borrowings under the US senior facilities increased by 1.0% for the amounts whose maturity was extended.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The tranche whose maturity was extended to 2016 will have its maturity accelerate to February 2015 if our senior notes due May 2015 are not refinanced by February 2015.

As amended, the financial covenants in the senior facilities agreement include:

•	a maximum ratio of total net financial debt to EBITDAS (2.75:1 for any relevant period expiring in the rolling 12-month period ending September 30 and December 31, 2010, and March 31, June 30, September 30 and December 31, 2011, 2.50:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2012, 2.25:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2013 and 2.00:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2014, and 1.75:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2015, respectively)

•	and a minimum ratio of EBITDAS to total interest costs (3.50:1 for any relevant period expiring in the rolling 12-month periods-ending September 30 and December 31, 2010, and March 31, June 30, September 30 and December 31, 2011, and March 31, June 30, September 30 and December 31, 2012, 4.00:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2013, 4.50:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2014, and 5.00:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2015, respectively).

•	Amendments to the credit agreement and the French revolver credit agreement dated May 21 and 27, 2009

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

•  U.S $1,140 million Senior Facilities dated January 12, 2007

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

U.S.$200 million Revolving Credit Agreement (French revolving facility)

€35 million were drawn at December 31, 2009, and fully repaid on February 26, 2010.

•	Amendments to the French revolver credit agreement dated November 4, 2010

On November 4, 2010, we amended this facility, in order to align covenant levels with our amended senior U.S. facilities and extend the maturity by two years, from February 2012 to February 2014. Total Leverage Ratio covenant levels increased from 2.25 to 2.75 in 2010 declining thereafter to 2.0 in 2014; and EBITDAS to total interest cost covenant levels decreased from 4.00 to 3.50 in 2010 increasing thereafter to 4.50 in 2014.

In consideration of the amendment, interest rates increased from Libor + 300bps to Libor + 325bps (initially), and will then be adjusted based on the CGGVeritas corporate ratings.

•	Amendments to the French revolver credit agreement in 2009 and 2008

On May 21 and 27, 2009, and December 2008, we amended our French revolving facility agreement as described in the above paragraphs.

•	U.S.$200 million Revolving Credit Agreement

On February 7, 2007, CGGVeritas entered into a US$200 million revolving credit agreement with Natixis as administrative agent and Crédit Suisse as collateral agent. The proceeds of this revolving credit agreement may be drawn in US$ or in €, and may be used for the general corporate purposes of the borrower.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

U.S.$25 million Secured Term Loan Facility

On April 30, 2007, Geomar concluded a credit facility of US$25 million. The proceeds from this credit facility were used to refinance the seismic vessel Alizé. At December 31, 2007, this facility was fully drawn. The outstanding value at December 31, 2010 is US$12.5 million.

Additional asset financing agreement

On March 13, 2006, CGG Marine Resources Norge AS concluded an asset financing agreement for US$26.5 million with a bank. The purpose of this agreement was to finance the acquisition of newly-developed “Sentinel” streamers for the vessel Symphony. This financing agreement is guaranteed by a pledge on the streamers. At December 31, 2006, this facility was fully drawn, and fully reimbursed since December 31, 2009.

Additional credit facility

On March 29, 2006, Exploration Resources concluded a credit facility of US$70 million. The proceeds from this credit facility were used to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and seismic equipment for the vessels C-Orion and Geo-Challenger. At December 31, 2006, this facility was fully drawn, and fully reimbursed at December 31, 2010.

NOTE 14 — FINANCIAL INSTRUMENTS

Because we operate internationally, we are exposed to general risks linked to operating abroad. Our major market risk exposures are changing interest rates and currency fluctuations. We do not enter into or trade financial instruments including derivative financial instruments for speculative purposes.

■	Foreign currency risk management

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the years ended December 31, 2010, 2009 and 2008, more than 80% of our operating revenues were denominated in U.S. dollar while in the same time the part of our operating expenses denominated in currencies other than euros grew to approximately three-quarters. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally Norwegian kroner and British pounds.

Foreign currency sensitivity analysis

The reporting currency for the Group’s consolidated financial statements is the euro. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar. A depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar denominated earnings that are converted to euros are stated at a decreased value. Based upon the level of operations we reached in year 2010, and given the current portfolio of currencies, a 10 cents variance of the U.S. dollar against the euro would impact by 40 million dollars our dollar equivalent-value results of operations.

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

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Details of forward exchange contracts are as follows:

	December 31,
	2010	2009	2008

Forward sales of U.S. dollars against euros
Notional amount (in millions of US$)	128.1	157.4	418.8
— of which forward sales qualifying as cash-flow hedges	128.1	157.4	408.8
— of which forward sales not qualifying as cash-flow hedges	—	—	10.0
Weighted average maturity	51 days	43 days	83 days
Weighted average forward US$/Euro exchange rate	1.3434	1.4273	1.4354
Forward sales of U.S. dollars against British pounds
Notional amount (in millions of US$)	—	8.9	5.5
— of which forward sales qualifying as cash-flow hedges	—	8.9	5.5
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	—	29 days	8 days
Weighted average forward US$/£ exchange rate	—	1.6743	1.9781
Forward sales of U.S. dollars against Ren-min-bi Yuan
Notional amount (in millions of US$)	6.2	—	6.5
— of which forward sales qualifying as cash-flow hedges	6.2	—	6.5
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	56 days	—	61 days
Weighted average forward US$/RMB exchange rate	6.6612	—	6.8248

Effects of forward exchange contracts on financial statements are as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Carrying value of forward exchange contracts (see notes 5 and 12)	0.6	(0.2)	(7.6)
Fair value of forward exchange contracts	0.6	(0.2)	(7.6)
Gains (losses) recognized in profit and loss (see note 21)	(2.7)	1.6	(9.1)
Gains (losses) recognized directly in equity	(0.9)	5.2	(3.9)

Net gain (loss) on cash-flow hedges in companies consolidated under the equity method are not included in the above table.

Net gain (loss) recognized in profit and loss for these entities are included in the line item “Equity in income of investees” in the Consolidated Statement of Operations. Gains (losses) recognized directly in equity are presented in the line item “Other comprehensive income (loss) for the period, net of taxes, in companies consolidated under the equity method” in the consolidated statements of comprehensive income (loss).

Call contracts

There were no call contracts outstanding at December 31, 2010 and 2009.

In 2008, the Group had acquired call contracts in connection with the mandatory public offer to acquire the portion of Wavefield shares not yet acquired at December 31, 2008, so as to mitigate the exchange risk related to the cash consideration of the transaction in a context of appreciation of the Norwegian Kroner against Euro.

	December 31,
	2010	2009	2008

Call NOK /Put €
Notional amount (in millions of NOK)	—	—	600.0
— of which qualifying as cash-flow hedges	—	—	600.0
— of which not qualifying as cash-flow hedges	—	—	—
Maturity	—	—	33 days
Exercise price (NOK/€)	—	—	9.50

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Effects of call contracts on financial statements are as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Carrying value of call contracts	—	—	1.0
Fair value of call contracts	—	—	1.0

■	Interest rate risk management

Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Our exposure to interest rate fluctuations is reduced to the extent that part of our financial debt at December 31, 2010 consists of bond issues maturing in 2015, 2016 and 2017 and bearing a fixed interest rate. However, our sources of liquidity include a Senior “Term Loan B” credit with financial institutions charging variable interest rates with a 1.50% floor. We may also use interest rate swaps to adjust interest rate exposures when appropriate based upon market conditions.

Interest rate sensitivity analysis

Our sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. In particular, the Senior Facilities are subject to interest based on U.S. dollar LIBOR with 1.50% floor. As a result, our interest expenses could increase significantly if short-term interest rates increase. Each 50 basis point increase in the LIBOR above the 1.50% floor would increase our interest expense by $3 million per year.

Interest rate swap contracts

There were no interest rate swap contracts outstanding at December 31, 2010 and 2009.

There was one agreement at December 31, 2008, subscribed by Exploration Resources on a variable rate loan in U.S. dollars to pay the interest at fixed rate of 5.67% and to receive interest at the variable rate of the loan. This contract was designated as a cash flow hedge starting January 1, 2008. The loan was reimbursed during 2009 and the interest rate swap contract terminated.

Effects of interest rate swap on financial statements are as follows:

	At December 31,
	2010	2009	2008
	(in millions of euros)

Carrying value of interest rate swaps (see note 12)	—	—	(1.5)
Fair value of interest rate swaps	—	—	(1.5)
Gains (losses) recognized in profit and loss	—	—	—
Gains (losses) recognized directly in equity	—	—	(1.8)

Interest rate cap contracts

There was no interest rate cap agreement as at December 31, 2010, 2009 and 2008.

■	Credit risk management

We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. In 2010, the Group’s two most significant customers accounted for 6.9% and 6.0% of the Group’s consolidated revenues compared with 6.8% and 5.3% in 2009 and 3.9% and 3.8% in 2008.

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

■	Financial instruments by categories in the Balance sheet

The impact and the breakdown of the Group’s financial instruments in the balance sheets as of December 31, 2010 and 2009 are as follows:

	December 31, 2010
						Debts at
	Carrying	Fair	Fair value in	Available-for-sale	Loans,	amortized
	Amount	Value	income statement	assets	receivables	cost	Derivatives
	(in millions of euros)

Non-consolidated investments	4.8	4.8		4.8
Financial and non-current assets	21.7	21.7			21.7
Notes receivables	694.9	694.9			694.9
Financial and current assets	1.2	1.2					1.2
Cash equivalents	62.0	62.0	62.0
Cash	273.9	273.9	273.9
Total assets	1,058.5	1,058.5	335.9	4.8	716.6		1.2

Financial and non-current liabilities	1.9	1.9			1.9
Financial debts(a)	1,485.6	2,019.3				1,485.6
Notes payables	295.5	295.5			295.5
Financial and current liabilities	0.6	0.6					0.6
Total liabilities	1,783.6	2,317.3			297.4	1,485.6	0.6

(a)	Financial debts include long term debt, bank overdraft facilities and accrued interest (see note 13)

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	December 31, 2009
						Debts at
	Carrying	Fair	Fair value in	Available-for-sale	Loans,	amortized
	Amount	Value	income statement	assets	receivables	cost	Derivatives
	(in millions of euros)

Non-consolidated investments	5.3	5.3		5.3
Financial and non-current assets	30.6	30.6			30.6
Notes receivables	564.1	564.1			564.1
Financial and current assets	1.4	1.4					1.4
Cash equivalents	97.8	97.8	97.8
Cash	382.6	382.6	382.6
Total assets	1,081.8	1,081.8	480.4	5.3	594.7		1.4

Financial and non-current liabilities	1.2	1.2			1.2
Financial debts(a)	1,399.0	1,919.5				1,399.0
Notes payables	179.8	179.8			179.8
Financial and current liabilities	1.6	1.6					1.6
Total liabilities	1,419.6	2,102.1			181.0	1,399.0	1.6

■	Fair value information

The carrying amounts and fair values of the Group’s financial instruments are as follows:

	December 31,
	2010		2009		2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
	(in millions of euros)

Cash and cash equivalents	335.9	335.9	480.3	480.3	516.9	516.9
Bank overdraft facilities	4.5	4.5	2.7	2.7	8.2	8.2
Bank loans, vendor equipment financing and shareholder loans:
Variable rate	410.7	410.7	453.4	453.4	724.7	724.7
Fixed rate	1,057.7	1,591.4	931.8	1,452.3	740.3	745.8
Forward currency exchange contracts	0.6	0.6	(0.2)	(0.2)	(7.6)	(7.6)
Interest rate swaps	—	—	—	—	(1.5)	(1.5)
Call contracts	—	—	—	—	1.0	1.0

The Group considers the carrying value for loans receivable and other investments, trade accounts and notes receivable, other receivables, trade accounts and notes payable and other current liabilities to be the most representative estimate of fair value.

For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow (interest payments and reimbursements) analysis based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2010, the rate of 7.1% (source: Bloomberg) is used to determine the fair value of high yield bonds. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.

The market value of forward sales is assessed based on forward rates, available on the financial markets for similar maturities.

NOTE 15 — COMMON STOCK AND STOCK OPTION PLANS

The Company’s share capital at December 31, 2010 consisted of 151,506,109 shares, each with a nominal value of €0.40.

CGGVeritas seeks to continuously enhance its financial structure through the equilibrium between its financial indebtness and its equity as presented in our consolidated balance sheets. The group manages its financial structure

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

and operates the adjustments deemed necessary considering the evolution of the financial environment. The managing objectives, policies and procedures have remained unchanged for many reporting periods. Excluding the legal requirements applicable in France, CGGVeritas SA is not bound to any requirement in terms of minimal amount of equity.

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

As a consequence, the following information has been restated in order to reflect this split: granted/exercised or forfeited options have been multiplied by 5, and issued shares price or exercise option price have been divided by 5.

Rights and privileges related to ordinary shares

Ordinary shares give right to dividend. Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution amounted to €1,875.6 million at December 31, 2010. We did not pay any dividend during the years ended December 31, 2010, 2009 and 2008.

Ordinary shares registered held for more than two years give a double voting right.

Issued Shares

In 2010, CGGVeritas S.A. issued 359 515 fully paid shares related to the following operations:

•	339 377 ordinary shares corresponding to allocated stock options;

•	20 138 ordinary shares corresponding to allocated performance shares.

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

On January 6, 2010, the Board of Directors allocated 220,000 stock options to one beneficiary pursuant to a shareholders’ resolution. The exercise price of the stock options is €14.71. The stock options expire on January 6, 2018. 110,000 of these stock options vest immediately, 55,000 will vest as of January 7, 2011 and 55,000 will vest as of January 7, 2012.

On March 22, 2010, the Board of Directors allocated:

•	1,348,150 stock options to 338 beneficiaries pursuant to a shareholders’ resolution. The exercise price of the stock options is €19.44. The stock options expire on March 22, 2018. Rights to these options vest by one-third during each of the first three years of the plan;

•	200,000 stock options to the Chairman and Chief Executive Officer. Their exercise price is €19.44. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:

•	A share price performance objective relative to the share price considering the SBF 120 index;

•	A share price performance objective relative to the ADS price considering the PHLX Oil Services Sectorsm (OSXsm) index; or

•	A financial indicator in the form of an EBITDAS objective expressed in U.S.$ and related to the target for the annual variable part of compensation of the Chairman and Chief Executive Officer.

On October 21, 2010, the Board of Directors allocated 120,000 stock options to three beneficiaries pursuant to a shareholders’ resolution. The exercise price of the stock options is €16.88. The plan expires on October 21, 2018. Rights to these options vest by one-third during each of the first three years of the plan.

The exercise price of each option is the average market value of the share during the twenty-day period ending the day before the date the option is allocated.

Information related to options outstanding at December 31, 2010 is summarized below:

		Options
		outstanding at
Date of Board of Directors’		Dec. 31,	Exercise price		Remaining
Resolution	Options granted	2010	per share (€)	Expiration date	duration

May 15, 2003	849,500	174,935	2.91	May 14, 2011	4.4 months
May 11, 2006	1,012,500	951,845	26.26	May 10, 2014	40.3 months
March 23, 2007	1,308,750	1,181,000	30.40	March 22, 2015	50.7 months
March 14, 2008	1,188,500	1,103,840	32.57	March 14, 2016	62.5 months
March 16, 2009	1,327,000	1,142,534	8.82	March 15, 2017	74.5 months
January 06, 2010	220,000	220,000	14.71	January 06, 2018	84.3 months
March 22, 2010	1,548,150	1,534,350	19.44	March 22, 2018	86.7 months
October 21, 2010	120,000	120,000	16.88	October 21, 2018	93.7 months

Total	7,574,400	6,428,504

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2010 follows:

	2010		2009		2008
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price (€)	options	price	options	price
	(weighted average exercise price in euro)

Outstanding-beginning of year	4,958,740	22.35	4,181,985	25.43	3,306,000	21.84
Granted	1,888,150	18.73	1,327,000	8.82	1,188,500	32.57
Exercised	(339,377)	6.10	(184,135)	7.27	(226,165)	11.55
Forfeited	(79,009)	19.86	(366,110)	16.09	(86,350)	22.89

Outstanding-end of year	6,428,504	22.17	4,958,740	22.35	4,181,985	25.43
Exercisable-end of year	3,534,518	14.05	2,330,733	11.33	1,728,276	18.05

The average price of CGGVeritas share was €18.26 in 2010, €12.28 in 2009, €23.74 in 2008.

Performance shares

Allocation plan dated March 23, 2007

On March 23, 2007, the Board of Directors implemented a performance share allocation plan for a maximum number of performance shares of 408,750, out of which 67,500 were allocated to the Chairman and Chief Executing Officer and the Chief Operating Officer. This allocation was subject to the following performance conditions Performance shares were allocated according to the following conditions: (i) achievement of a Group’s average consolidated net income per share for the year ended December 31, 2007 and 2008 and (ii) achievement of an average yearly return before tax on capital employed for the year ended December 31, 2007 and 2008 at the level of the Group, the Services segment, or the Equipment segment, according to the segment to which the beneficiary belongs. In addition, the beneficiary still had to be an employee or officer of the Group upon final allocation of the shares.

The Board of Directors held on March 16, 2009 resolved that the performance conditions set forth by the general regulations of the plan date March 23, 2007 were fulfilled. As a result, a global amount of 344,750 shares were allocated accordingly.

Allocation plan dated March 14, 2008

On March 14, 2008, the Board of Directors decided to allocate a maximum amount of 459,250 performance shares to senior executives and certain other employees of the Group out of which 45,000 shares were allocated to the Chairman and Chief Executing Officer and the Chief Operating Officer. This allocation of shares was subject to the following performance conditions (i) the achievement of a minimum average consolidated net earning per share over fiscal years 2008 and 2009 and (ii) the achievement of an average operating income over fiscal years 2008 and 2009 of either the Group, the Services segment or the Equipment segment, depending upon the segment to which each beneficiary belongs. In addition, the beneficiary still had to be an employee or officer of the Group upon final allocation of the shares.

On February 24, 2010, the Board of Directors resolved that the performance conditions of the March 2008 Plan were only partially met. Therefore only 20,138 shares were allocated pursuant to this plan.

Allocation plan dated March 16, 2009

On March 16, 2009, the Board of Directors implemented a performance share allocation plan for the allocation of a maximum amount of 516,250 performance shares to senior executives and certain other employees of the Group, out of which 45,000 were allocated to the Chairman and Chief Executive Officer and the Chief Operating Officer. This allocation of shares was subject to the following performance conditions: (i) the achievement of a minimum average consolidated net earning per share over fiscal years 2009 and 2010 and (ii) the achievement of an average operating income over fiscal years 2009 and 2010 of either the Group, the Services segment or the Equipment segment, depending upon the segment to which each beneficiary belongs. In addition, the beneficiary still had to be an employee or officer of the Group upon final allocation of the shares.

The Board of Directors held on February 24, 2011 confirmed that for the plan implemented on March 16, 2009, the performance conditions were only partially met. Therefore, only a maximum number of 37,000 shares will be allocated on the day of the Shareholders’ Meeting to be held in order to approve the 2010 financial statements.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Allocation plan dated March 22, 2010

On March 22, 2010 the Board of Directors implemented a performance share allocation plan for a maximum amount of 509,925 performance shares out of which 27,500 were allocated to the Chairman and Chief Executive Officer. This allocation of shares is subject to the following performance conditions: (i) the achievement of a minimum average consolidated EBIT over fiscal years 2010 and 2011 and (ii) the achievement of an average EBITDAS over fiscal years 2010 and 2011 of either the Group, the Services segment or the Equipment segment, depending upon the segment to which each beneficiary belongs. In addition, the beneficiary still had to be an employee or officer of the Group upon final allocation of the shares.

These shares will be allocated at the end of a two-year allocation period expiring on the later of March 22, 2012 or the date of the shareholders’ meeting convened to approve the 2011 financial statements. Such allocation will be final provided (i) the Board resolves that the performance conditions provided for by the plan regulations, and (ii) the beneficiary is still an employee or officer of the Group upon final allocation of the shares.

Compensation cost on stock options and performance shares

The following table lists the assumptions used to value the 2008, 2009 and 2010 options plan and the 2008, 2009 and 2010 performance shares allocation plan according to IFRS 2:

				Fair value per
	Options			share at the
	granted	Volatility	Risk-free rate	grant date (€)

2008 stock options plan	1,188,500	39%	3.47%	12.06
2009 stock options plan	1,327,000	50%	2.88%	4.63
2010 January stock options plan	220,000	52%	2.78%	8.23
2010 March stock options plan	1,548,150	52%	2.44%	10.10
2010 October stock options plan	120,000	52%	2.05%	9.66

			Achievement	Fair value per
	Performance shares	Annual	of performance	share at the
	granted	Turnover	Conditions	grant date (€)

2008 performance shares allocation plan	459,250	5.0%	4%	30.58	(a)
2009 performance shares allocation plan	516,250	5.0%	13%	9.29	(a)
2010 performance shares allocation plan	509,925	5.0%	50%	20.03	(a)

(a)	corresponds to CGGVeritas share price at the date of allocation

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

According to IFRS 2, fair value of stock options and performance shares granted since November 7, 2002 must be recognized as an expense over the life of the plan. Detail of this expense is as follows:

	Year
	2010	2009	2008
	(in millions of euros)

2006 stock options plan(a)	0.3	1.1	2.5
2007 stock options plan(b)	0.4	1.9	5.1
2008 stock options plan(c)	2.0	4.6	6.5
2009 stock options plan(d)	1.6	2.7	—
2010 stock options plan(e)	8.3	—	—
2006 performance shares plan(f)	—	—	1.7
2007 performance shares plan(g)	—	4.0	4.1
2008 performance shares plan(h)	—	(3.8)	3.9
2009 performance shares plan(i)	0.3	0.2	—
2010 performance shares plan(j)	1.9	—	—
Total recognized expense according to IFRS 2	14.8	10.7	23.8

(a)	of which €0.2 million for the executive managers of the Group in 2010; €0.6 million in 2009 and €1.3 million in 2008.

(b)	of which €0.2 million for the executive managers of the Group in 2010; € 1.0 million in 2009 and 2.6 million in 2008.

(c)	of which €1.0 million for the executive managers of the Group in 2010; €2.2 million in 2009.

(d)	of which €0.8 million for the executive managers of the Group in 2010, €1.2 million in 2009.

(e)	of which €4.4 million for the executive managers of the Group in 2010.

(f)	of which €0.3 million for the executive managers of the Group in 2008.

(g)	of which €0.7 million for the executive managers of the Group in 2009 and €0.7 million in 2008.

(h)	of which €(0.4) million for the executive managers of the Group in 2009.

(i)	of which €0.04 million for the executive managers of the Group in 2009.

(j)	of which €0.4 million for the executive managers of the Group in 2010.

NOTE 16 —	PROVISIONS

	Balance at					Balance at
	31 December,		Deductions	Deductions		31 December,
	2009	Additions	(used)	(unused)	Others(a)	2010
	(in millions of euros)

Provisions for restructuring costs	27.5	24.4	(22.1)	(8.1)	1.8	23.5
Provisions for onerous contracts	5.7	2.7	(5.1)	(1.9)	5.0	6.4
Provisions for litigations	2.0	0.7	(0.4)	—	(0.1)	2.2
Provisions for staff relocation	1.9	—	(1.1)	(1.0)	0.2	—
Other provisions related to contracts	1.8	4.2	(1.5)	—	(0.2)	4.3
Provisions for demobilization costs	1.2	1.0	(1.1)	—	—	1.1
Other current provisions	0.1	4.1	—	—	0.1	4.3
Total current provisions	40.2	37.1	(31.3)	(11.0)	6.8	41.8
Retirement indemnity provisions	30.6	5.3	(7.9)	—	(0.6)	27.4
Provisions for tax contingencies	26.5	1.0	(2.3)	(6.6)	(4.2)	14.4
Provisions for unfavorable contracts	21.5		—	(8.2)	(2.9)	10.4
Customers Guarantee provisions	14.2	13.8	(7.1)	—	0.3	21.2
Provisions for customs and other contingencies	10.3	6.1	—	(14.0)	11.4	13.8
Other non current provisions	1.5	1.4	(2.0)	—	(0.4)	0.5
Total non current provisions	104.6	27.6	(19.3)	(28.8)	3.6	87.7

Total provisions	144.8	64.7	(50.6)	(39.8)	10.4	129.5

(a)	includes the effects of exchange rates changes, variations in scope and reclassifications.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Provision for restructuring costs

Additions in 2010 relate to the 2010 performance plan. It includes a €7.4 million reserve relating to the social measures and a €17.0 million reserve relating to de-rigging and asset write downs (see note 21).

Deductions in 2010 correspond to the use of the 2009 marine restructuring plan reserve. The unused portion of the 2009 reserve amounted to €8.1 million and was reversed in 2010.

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

In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the management board of Sercel Holding. Contributions of €2.0 million on this pension plan were paid in 2007. No contribution was paid in 2010, 2009 and 2008.

In 2010, in France, the pension reform has increased the minimum age of retirement (increase of 4 months per year until 2018, the minimum age of retirement will then be 62). This increase was considered in the valuation of the defined benefit obligation, and the impact was accounted for as an actuarial variation.

In 2010, the retirement indemnity provision of some Norwegian companies was reversed as a result of a change in pension scheme. This is presented in the lines “Effects of curtailments/settlements” in the table below.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The status of the retirement indemnity plans is as follows:

	December 31,
	2010	2009	2008	2007
	(in millions of euros)

Amount recognized in the balance sheet
Present value of the obligation(a)	87.4	85.1	68.4	79.9
Fair value of plan assets	(45.9)	(39.4)	(28.2)	(37.1)
Deficit (surplus) of funded plans	41.5	45.7	40.2	42.8
Unrecognized past service cost(b)	(14.4)	(15.4)	(15.0)	(16.3)
Payroll tax	0.3	0.3	0.3	—
Net liability (asset) recognized in balance sheet	27.4	30.6	25.5	26.5
Amounts recognized in the income statement
Current service cost	3.0	3.1	2.9	2.5
Interest cost	4.1	4.1	4.1	2.9
Expected return on plan assets	(2.3)	(1.7)	(2.1)	(1.7)
Amortization of past service costs	1.2	1.2	1.2	0.4
Effects of curtailments/settlements	(0.7)	—	—	—
Payroll tax	—	0.2	0.2	—
Net periodic expense(c)	5.3	6.9	6.3	4.1
Movements in the net liability recognized in the balance sheet
Net liability at January 1	30.6	25.5	26.5	12.6
Expense as above	5.3	6.9	6.3	4.1
Actuarial gains (losses) recognized in other comprehensive income(d)	—	4.3	(1.4)	6.3
Contributions paid	(4.6)	(5.1)	(3.0)	(12.2)
Benefits paid by the company	(3.3)	(1.7)	(2.9)	(0.7)
Consolidation scope entries and changes in exchange rates	(0.6)	0.7	(0.3)	16.8
Other	—	—	0.3	(0.4)
Net liability at December 31	27.4	30.6	25.5	26.5
Change in benefit obligation
Benefit obligation at January 1	85.1	68.4	79.9	21.0
Current service cost	3.0	3.1	2.9	2.5
Contributions paid	0.3	0.4	0.4	0.4
Interest cost	4.1	4.1	4.1	2.9
Past service cost	—	1.4	0.1	13.6
Benefits paid from plan	(3.6)	(2.2)	(5.6)	(0.8)
Actuarial (gains) losses recognized in other comprehensive income	2.1	6.7	(7.1)	5.3
Effects of curtailments/settlements	(4.3)	—	—	—
Consolidation scope entries and changes in exchange rates	0.5	2.8	(6.2)	34.4
Other	0.2	0.4	(0.1)	0.6
Benefit obligation at December 31	87.4	85.1	68.4	79.9
Change in plan assets
Fair value of plan assets at January 1	39.4	28.2	37.1	5.2
Expected return on plan assets	2.3	1.7	2.1	1.7
Contributions paid	4.9	5.4	3.4	12.6
Benefits paid from plan	(0.3)	(0.4)	(2.8)	0.1
Actuarial gains and losses recognized in other comprehensive income	2.1	2.4	(5.7)	(1.0)
Effects of curtailments/settlements	(3.6)	—	—	—
Consolidation scope entries and changes in exchange rate	1.2	2.1	(7.5)	17.6
Other	(0.1)	—	1.6	1.1
Fair value of plan assets at December 31(e)	45.9	39.4	28.2	37.1
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate(f)	4.75%	5.25%	5.73%	5.44%
Average rate of increase in future compensation(g)	2.89%	3.16%	3.25%	6.15%
Average expected return on assets(h)	5.77%	5.77%	5.17%	4.15%

(a)	In 2010 the obligation amounts to €87.4 of which €29.5 million for defined benefit plans not covered (€30.2 million in 2009, €27.4 million in 2008 and €26.7 million in 2007).

(b)	Corresponds to the supplemental pension and retirement plan for the members of the Group’s Management Committee and members of the management board of Sercel Holding. In 2007, this item also includes the impacts of a change in the French pension scheme for € (13.5) million.

(c)	The presentation of this line item has been changed in 2008, in order to include the expected return on plan assets as part of the net periodic expense. The effect of this change in presentation for 2007 is an additional expense of €1.7 million.

(d)	Cumulative actuarial losses recognized in other comprehensive income amount to €7.9 million as of December 31, 2010.

(e)	The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	December, 31
	2010	2009	2008	2007

Equity securities	45%	32%	30%	43%
Debt securities	50%	59%	27%	22%
Real estate	4%	6%	7%	6%
Other	1%	3%	36%	28%

(f)	The discount rate for entities belonging to the “euro zone” is 4.75%. It has been defined by comparison to the following rates at December 31, 2010:

•	Bloomberg Corporate 20 years: 4.53%

•	IBOXX 10 + AA: 4.68%

•	IBOXX 10 + AA Financial: 5.39%

•	IBOXX 10+ AA Non Financial: 4.27%

For entities not included in the “euro zone”, the discount rates used are 5.40% for the United Kingdom, 4.75% for the United States and 4.2% for Norway.

An increase of 0.25% of the discount rate would decrease the DBO by €2.9 million, and a decrease of the discount rate of 0.25% would increase the DBO by €3.1 million.

(g)	An increase of 0.25% of the average rate would increase the future compensation by €1.7 million, and a decrease of the average rate of 0.25% would decrease the future compensation by €1.6 million.

(h)	Plan assets are located in the UK (90%), in Norway (5%) and in France (5%). The average expected return on assets is determined based on long term return by asset category assumptions at December 31, 2010. The average expected return on assets is 5.77%. For the UK, this return is given by asset category: 7.0% for stocks, 7.0% for real estate, 4.8% for bonds, and 4.0% other.

Plan assets are placed mainly in stocks, bonds and cash. Actuarial gains and losses on plan assets correspond to the difference between actual and expected return on plan assets (€2.1 million in 2010, €2.4 million in 2009, €(5.7) million in 2008 and €(1.0) million in 2007). A decrease of 0.25% of the expected return on assets rate would decrease the expected return of assets in 2011 by €0.1 million. In 2010, the actual return on plan assets amounts to €4.4 million, corresponding to €2.3 million expected return and €2.1 million experience actuarial gains.

Estimated contributions to plan assets in 2011 amount to €1.6 million.

NOTE 17 — OTHER NON-CURRENT LIABILITIES

Detail of other non-current liabilities is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Deposit and guarantees	1.9	1.2	1.4
Research and development subsidies	5.3	5.2	5.5
Profit sharing scheme	27.4	25.5	23.0

Other non-current liabilities	34.6	31.9	29.9

NOTE 18 — CONTRACTUAL OBLIGATIONS. COMMITMENTS AND CONTINGENCIES

Status on contractual obligations

	December 31,
	2010	2009	2008
	(in millions of euros)

Long-term debt obligations	1,818.3	1,804.0	1,713.9
Finance lease obligations	151.6	122.8	140.0
Operating leases obligations(a)	969.5	516.1	733.7

Total obligations	2,939.4	2,442.9	2,587.6

(a)	In 2010 including €631.7 million for seismic vessel bareboat agreements.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following table presents payments in future periods relating to contractual obligations as of December 31, 2010:

	Payments due by period
	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total
		(in millions of euros)

Long-term debt obligations:
— Repayments : fixed rates	2.7	5.4	393.1	541.8	943.0
— Repayments : variables rates(a)	11.4	20.5	129.9	219.5	381.3
— Bonds and senior facilities interests	97.0	192.8	162.6	41.6	494.0

Total Long-term debt obligations	111.1	218.7	685.6	802.9	1,818.3

Finance leases:
— Finance lease Obligations : fixed rates	36.3	16.8	16.7	50.8	120.6
— Finance lease Obligations : variables rates(a)	15.8	15.2	—	—	31.0

Total Finance lease obligations	52.1	32.0	16.7	50.8	151.6

Operating leases (b)
— Bareboat agreements	73.2	157.2	138.0	263.3	631.7
— Other operating lease agreements	100.4	102.2	53.8	81.4	337.8

Total Operating lease obligations	173.6	259.4	191.8	344.7	969.5

Total Contractual Obligations(c)	336.8	510.1	894.1	1,198.4	2,939.4

(a)	Payments are based on the variable rates applicable as of December 31, 2010.

(b)	Includes the time charter agreements for the seismic vessels Sirius and Pacific Finder as of December 31, 2010.

(c)	Payments in foreign currencies are converted in euros at December 31, 2010 exchange rates.

Contractual obligations — finance leases

The Group leases land, buildings and geophysical equipments under finance lease agreements expiring at various dates during the next five to twelve years. In addition, the Group operates seismic vessels under time charter agreements over one to twelve year periods.

On June 13, 2008, the Group entered into a twelve-year lease agreement with Genefim and Finamur to finance the construction of Services’ new headquarters in Massy. This construction was delivered by the lessors in October 2010, and will enter into service in year 2011 after building fittings. The total value of the lease contract is approximately €103 million, including a €26.3 million purchase option exercisable from the end of the sixth year until the end of the lease agreement.

The following table presents reconciliation between finance lease obligations and finance lease debts as of December 31, 2010:

	Less than		After
	1 year	1-5 years	5 years	Total
		(in millions of euros)

Finance lease Obligations	52.1	48.7	50.8	151.6
Discounting	(4.4)	(12.8)	(16.6)	(33.8)
New headquarter purchase option	—	—	26.3	26.3

Finance lease debt (see note 13)	47.7	35.9	60.5	144.1

Contractual obligations — operating leases

Operating lease agreements relate primarily to time charter and bareboat charter agreements for seismic vessels, geophysical equipments, offices and computer equipment.

Rental expenses were €441.1 million in 2010, €352.6 million in 2009 and €311.6 million in 2008.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Credit agreements

See note 13.

Guarantees

Garantees issued include the following:

	December 31,
	2010	2009	2008
	(in millions of euros)

Operations
Guarantees issued in favor of clients(a)	303.8	297.2	271.5
Other guarantees and commitments issued(b)	135.1	468.8	92.5
Financing
Guarantees issued in favor of banks(c)	18.0	52.5	38.7

Total	456.9	818.5	402.7

(a)	Guarantees issued in favor of clients relate mainly to guarantees issued by the Company to support bids made at the subsidiaries level.

(b)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations.

(c)	Guarantees issued in favor of banks related mainly to guarantees issued by the Company to support credit facilities made at the subsidiaries level.

In 2009, CGGVeritas SA delivered a guarantee in favor of Eidesvik as security for the fulfillment of Exploration Investment Resources II obligations according to the time charter agreement signed in May 2009. This guarantee amounts to €371 million. The seismic vessel Oceanic Vega was delivered in July 2010.

The duration of the guarantees and commitments is as follows:

	Due date
	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total
	(in millions of euros)

Operations
Guarantees issued in favor of clients	148.4	98.6	27.2	29.5	303.8
Other guarantees and commitments	54.8	20.7	3.8	55.8	135.1
Financing
Guarantees issued in favor of banks	9.1	—	—	8.9	18.0

Total	212.3	119.3	31.0	94.2	456.9

In November 2010, we extended the bareboat charter period for our seismic vessel Veritas Viking until 2014.

We amended our time charter contract for our seismic vessel Geowave Master. A bareboat contract was signed and extended until 2019. In addition, this vessel was renamed Oceanic Phoenix.

We also amended the time charter to a bareboat charter contract until 2013 with ten 1 year additional extension options for the seismic vessel Commander.

On June 17, 2010, we extended the bareboat charter period for our seismic vessel Endeavour until March 2018, for an additional commitment of approximately U.S.$30 million, with two additional five-year extension options.

On March 5, 2010, we extended the time charter period for our seismic vessel Vanquish until November 2020. Either two five-year-extension options or a purchase option (U.S.$44 million) can be exercised thereafter. In November 2010, this time charter agreement was replaced by a bareboat charter contract.

On October 9, 2009, we exercised the extension option of our time charter agreement with Eidesvik for the seismic vessel Vantage. The time charter agreement was extended for a period of two years starting April 2010 corresponding to a total commitment of approximately U.S.$15 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In 2008, CGGVeritas and Eidesvik amended their agreement for Eidesvik to supply to CGGVeritas two X-Bow vessels to be newly built, for a total contract value of approximately U.S.$420 million (U.S.$377 million previously). On May 29, 2009, CGGVeritas and Eidesvik amended their 12-year time charter agreement to postpone the date of delivery of two newly-built seismic vessels to the second half of 2010 and 2011. On July 1, 2010, we took delivery of one of this vessel, the Oceanic Vega. On November 2010, we replaced the initial charter agreement by a bareboat charter.

In 2008, in connection with the acquisition of Wavefield, CGGVeritas SA deposited in cash the equivalent of the banking guarantee issued in accordance with the provisions of Chapters 6-10 of the Norwegian Securities Trading Act., the cash refund being subject to the waiver of the guarantee, for NOK639 million (€65 million). This deposit is nil since December 31, 2009.

In 2008, CGGVeritas signed a Letter of Intent to charter from Swire Pacific Offshore a newly built 2D seismic vessel the Pacific Finder. The contract value amounts to approximately U.S.$83 million over a period of eight years. At the term of the eight years charter, CGGVeritas has both a purchase option and an option for another eight years charter extension. The seismic vessel should be delivered in the first half of 2011.

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

ION litigation

On October 20, 2006, a complaint was filed against our subsidiary Sercel Inc. in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products that include micro electromechanical systems (MEMS) infringe a U.S. patent allegedly owned by ION. On January 29, 2010, a Texarkana jury found that Sercel Inc. infringed United States Patent N° 5,852,242 and that ION was entitled to USD25.2 million in lost profits. Sercel Inc. asked the court to overturn the jury’s finding on several grounds, including ION’s failure to prove by a preponderance of the evidence that the patent was infringed by Sercel Inc. and the invalidity of the patent due to ION’s failure to disclose in the patent the best way of making the invention.

On September 21, 2010, the court rejected the jury’s verdict that faulted Sercel Inc. for infringing US Patent N° 5,852,242 as claimed by ION. This court upheld the jury’s verdict validating the patent, and confirming that the patent had been infringed on certain other grounds. The court concluded that ION’s claim with respect to loss of profits (USD25.2 million) was not admissible and reduced the amount of damages to USD10.7 million.

The Company does not expect this claim to have any material impact on the Group’s results of operation, financial position, or cash flows. Thus, no provision was recorded in the consolidated financial statements.

NOTE 19 — ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC ZONE

Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used by the chief operating decision maker to manage and measure the performance of CGGVeritas. We divide our business into two operating segments, geophysical services and geophysical equipment.

Beginning July 1, 2010, our Group has been organized in five divisions and currently operates in two industry segments:

•	Geophysical services segment, which comprises:

—	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

—	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

—	Processing, Imaging and Reservoir: processing and imaging as well as interpretation of geophysical data, data management and reservoir studies for clients, and

—	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

•	Geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.

Inter-company sales between the two segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical equipment segment to the geophysical services segment. These inter-segment sales and the related operating income recognized by the geophysical equipment segment are eliminated in consolidation and presented as follows in the tables that follow: (i) Operating income for our Services segment is presented after elimination of amortization expense corresponding to capital expenditures between our Equipment segment and Services segment; (ii) Capital expenditures for our Services segment are presented after elimination of inter-segment margin.

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

In 2010, the Group’s two most significant customers accounted for 6.9% and 6.0% of the Group’s consolidated revenues compared with 6.8% and 5.3% in 2009 and 3.9% and 3.8% in 2008.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Analysis by operating segment

	Geophysical	Geophysical	Eliminations and		Consolidated
2010	services	equipment	Adjustments		Total
		(in millions of euros)

Revenues from unaffiliated customers	1,566.9	619.2	—		2,186.1
Inter-segment revenues	0.7	134.4	(135.1)		—

Operating revenues	1,567.6	753.6	(135.1)		2,186.1
Other income from ordinary activities	—	3.3	—		3.3

Total income from ordinary activities	1,567.6	756.9	(135.1)		2,189.4

Operating income (loss)	(68.6)	217.2	(81.4	)(a)	67.2

Equity income (loss) of investees	(0.3)	(0.4)	—		(0.7)
Capital expenditures(b)	491.4	28.8	—		520.2
Depreciation and amortization(c)	(414.7)	(36.0)	(1.4)		(452.1)
Assets write-downs(d)	(62.1)	—	—		(62.1)
Investments in companies accounted for under equity method	1.2	—	—		1.2
Identifiable assets	4,324.9	876.8	(291.5)		4,910.2

Unallocated and corporate assets					414.1

Total assets					5,324.3

of which companies accounted for under equity method					73.4

Identifiable liabilities	1,212.1	208,1	(269.4)		1,150.8

Unallocated and corporate liabilities					1,303.6

Total liabilities					2,454.4

(a)	Includes general corporate expenses of €35.9 million for year ended December 31, 2010.

(b)	Includes (i) investments in multi-client surveys of €219.3 million, (ii) equipment acquired under finance lease of €87.6 million, (iii) capitalized development costs in the Services segment of €21.0 million, and (iv) capitalized development costs in the Equipment segment of €2.5 million for year ended December 31, 2010.

(c)	Includes multi-client surveys depreciation of €205.8 million for year ended December 31, 2010.

(d)	Includes multi-client surveys impairment of €70.4 (note 10) and vessel and seismic assets net impairment reversals of €8.3 million (note 21) for year ended December 31, 2010.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Geophysical	Geophysical	Eliminations and		Consolidated
2009	Services(*)	equipment	Adjustments(*)		Total
		(in millions of euros)

Revenues from unaffiliated customers	1,708.5	524.7	—		2,233.2
Inter-segment revenues	0.5	91.5	(92.0)		—

Operating revenues	1,709.0	616.2	(92.0)		2,233.2
Other income from ordinary activities	4.3	3.2	—		7.5

Total income from ordinary activities	1,713.3	619.4	(92.0)		2,240.7

Operating income (loss)	(236.7)	133.8	(57.7	)(a)	(160.6)

Equity income (loss) of investees	7.4	0.9	—		8.3
Capital expenditures(b)	386.6	33.9	0.6		421.1
Depreciation and amortization(c)	(447.0)	(28.8)	(1.7)		(477.5)
Assets write-downs(d)	(334.8)	—	—		(334.8)
Investments in companies accounted for under equity method	17.1	4.0	—		21.1
Identifiable assets	3,858.2	735.5	(257.1)		4,336.6

Unallocated and corporate assets					584.6

Total assets					4,921.2

of which companies accounted for under equity method					99.0

Identifiable liabilities	933.3	250.9	(230.6)		953.6

Unallocated and corporate liabilities					1,266.1

Total liabilities					2,219.7

(*)	The segment information related to our Services segment for the year 2009 was restated to reflect the change in our internal financial reporting in 2010: (i) Operating income for our Services segment is presented after elimination of amortization expense corresponding to past inter-company capital expenditures between our Equipment segment and Services segment; (ii) Capital expenditures for our Services segment are presented after elimination of inter-segment margin. These eliminations were previously presented in “Eliminations and Adjustments”.

(a)	Included general corporate expenses of €30.9 million for year ended December 31, 2009.

(b)	Included (i) investments in multi-client surveys of €229.3 million, (ii) no equipment acquired under finance lease, (iii) capitalized development costs in the Services segment of €22.2 million, and (iv) capitalized development costs in the Equipment segment of €1.5 million for year ended December 31, 2009.

(c)	Included multi-client surveys amortization of €225.5 million for year ended December 31, 2009.

(d)	Included multi-client surveys impairment of € 63.8 million (note 10), vessel and seismic assets write-down of € 53.4 million (note 21) and goodwill impairment of €217.6 million for year ended December 31, 2009 (note 11).

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Geophysical	Geophysical	Eliminations and		Consolidated
2008	Services(*)	equipment	Adjustments(*)		Total
		(in millions of euros)

Revenues from unaffiliated customers	1,837.3	765.2	—		2,602.5
Inter-segment revenues	0.6	66.9	(67.5)		—

Operating revenues	1,837.9	832.1	(67.5)		2,602.5
Other income from ordinary activities	—	1.7	—		1.7

Total income from ordinary activities	1,837.9	833.8	(67.5)		2,604.2

Operating income (loss)	369.3	268.1	(96.8	)(a)	540.6

Equity income (loss) of investees	6.0	(3.0)	—		3.0
Capital expenditures(b)	478.4	26.3	0.5		505.2
Depreciation and amortization(c)	(451.4)	(22.5)	(20.4)		(494.3)
Identifiable assets	4,490.9	767.1	(218.7)		5,039.2

Unallocated and corporate assets					595.0

Total assets					5,634.2

of which companies accounted for under equity method					72.9

Identifiable liabilities	1,170.7	254.9	(154.0)		1,271.6

Unallocated and corporate liabilities					1,364.0

Total liabilities					2,635.6

(*)	The segment information related to our Services segment for the year 2008 was restated to reflect the change in our internal financial reporting in 2010: (i) Operating income for our Services segment is presented after elimination of amortization expense corresponding to past inter-company capital expenditures between our Equipment segment and Services segment; (ii) Capital expenditures for our Services segment are presented after elimination of inter-segment margin. These eliminations were previously presented in “Eliminations and Adjustments”.
(a)	Included general corporate expenses of €46.7 million for year ended December 31, 2008.

(b)	Included (i) investments in multi-client surveys of €343.4 million, (ii) no equipment acquired under finance lease, (iii) capitalized development costs in the Services segment of €11.2 million, and (iv) capitalized development costs in the Equipment segment of €2.5 million for year ended December 31, 2008.

(c)	Included multi-client surveys amortization of €260.8 million for year ended December 31, 2008.

Analysis by geographic zone

Analysis of operating revenues by location of customers

	2010		2009		2008
	(in millions of euros)

North America	584.5	26.7%	501.5	22.5%	725.0	27.9%
Central and South Americas	296.1	13.5%	156.8	7.0%	203.2	7.8%
Europe, Africa and Middle East	866.8	39.7%	982.1	44.0%	1,045.2	40.2%
Asia Pacific	438.7	20.1%	592.8	26.5%	629.1	24.1%

Consolidated total	2,186.1	100%	2,233.2	100%	2,602.5	100%

Operating revenue attributed to France is €31.9 million for the year ended December 31, 2010.

Analysis of operating revenues by category

	2010		2009		2008
	(in millions of euros)

Sales of goods	587.2	26.8%	506.6	22.7%	748.9	28.8%
Services rendered(a)	1,376.5	63.0%	1,581.1	70.8%	1,667.7	64.1%
After-sales on multi-client surveys	203.5	9.3%	134.2	6.0%	175.7	6.7%
Leases	18.9	0.9%	11.3	0.5%	10.2	0.4%

Consolidated total	2,186.1	100%	2,233.2	100%	2,602.5	100%

(a)	Included Services rendered and Royalties

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 20 — RESEARCH AND DEVELOPMENT EXPENSES

Analysis of research and development expenses is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Research and development costs — gross, incurred	(92.9)	(85.1)	(68.8)
Development costs capitalized	23.4	14.3	13.7
Research and development expensed	(69.5)	(70.8)	(55.1)
Government grants recognized in income	12.5	8.7	11.3

Research and development costs — net	(57.0)	(62.1)	(43.8)

Research and development expenditures related primarily to:

•	for the geophysical services segment, projects concerning data processing services and marine acquisition; and

•	for the equipment segment, projects concerning seismic data recording equipment.

NOTE 21 — OTHER REVENUES AND EXPENSES

	December 31,
	2010	2009	2008
	(in millions of euros)

(Impairment) / Reversal of impairment of multi-client surveys	(70.4)	(63.8)	—
(Impairment) / Reversal of impairment of assets	8.3	(53.4)	(30.2)
Restructuring costs	(25.4)	(27.2)	(1.4)
Change in restructuring reserves	5.9	(25.6)	(1.9)
Other non-recurring revenues (expenses)	(4.5)	0.3	8.3

Non-recurring revenues (expenses) — net	(86.1)	(169.7)	(25.2)
Exchange gains (losses) on hedging contracts	(2.7)	1.6	(9.1)
Gains (losses) on sales of assets	—	0.3	(2.1)

Other revenues (expenses) — net	(88.8)	(167.8)	(36.4)

Year ended December 31, 2010

2010 Performance plan

As announced on December 16, 2010 we implemented a performance plan that led to restructuring costs of €28.1 million (US$37.3 million) detailed as follows:

•	Vessel and related equipment write-downs amounted to €3.9 million (US$5.2 million);

•	De-rigging and other costs amounted to €15.1 million (US$19.9 million), including a €15.1 million reserve as of December 31, 2010;

•	Social measures costs amounted to €9.1 million (US$12.2 million), including a €7.3 million (US$9.8 million) reserve as of December 31, 2010.

We recognized a €70.4 million (US$93.6 million) impairment loss on multi-client surveys due to specific market conditions in Canada and in the Gulf of Mexico.

The total cost of the restructuring plan and impairment is €98.5 million (US$130.9 million).

2009 Marine restructuring plan

In 2010, we paid approximately €23.0 million (US$30.5 million) related to our 2009 marine restructuring plan, which was offset by the use of the corresponding provisions.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Others

In 2010, other non recurring revenues (expenses) mainly relate to the Norfield transaction (see note 30). Pursuant to this agreement, we reversed a previously recognized impairment loss on the seismic vessel Venturer for €9.3 million and we recognized additional costs for €3.4 million.

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

Impairment of multi-client surveys

As part of the impairment test of the multi-client surveys, we recognized an impairment loss of €63.8 million (U.S.$88.9 million) on the Veritas data library acquired before 2007, being remembered that the book value of most of those surveys was written up as part of the purchase price allocation performed in 2007.

Year ended December 31, 2008

The impairment of assets corresponds to the definitive impairment related to OHM investment for €22.6 million (see note 7) and to the write-off of fixed assets damaged due to the loss of propulsion incident of the Symphony, which occurred in April 2008. This write-off was totally offset by an insurance indemnity of €13 million in the line item “Other non-recurring revenues (expenses)”.

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

Analysis of cost of financial debt is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Current interest expenses related to financial debt	(102.1)	(100.2)	(90.1)
Amortization of deferred expenditures on financial debts	(5.8)	(7.5)	(2.9)
Income provided by cash and cash equivalents	2.4	2.5	9.2

Cost of financial debt, net	(105.5)	(105.2)	(83.8)

On July 15, 2010, we amended our US senior facilities agreement. This amendment extended the maturity of U.S.$348 million out of the total U.S.$515 million outstanding as of June 30, 2010 from January 2014 to January 2016.

In consideration of such amendment, the applicable margin increased by 1.0% for the amounts whose maturity was extended. The unamortized portion of the deferred expenditures linked to these negotiations amounted to €3.4 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

On June 9, 2009, we issued US$350 million principal amount of 9 1/2% senior notes due 2016. Related interest expenses amounted to €13 million for fiscal year 2009.

On October 30, 2009, we repaid US$100 million of our “Term Loan B” senior facility. Accelerated amortization of deferred expenditures was recorded for €2.1 million.

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

On December 12, 2008, we repaid US$50 million of our “Term Loan B” senior facility.

NOTE 23 — OTHER FINANCIAL INCOME (LOSS)

Analysis of other financial income (loss) is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Exchange gains (losses) net	10.4	(7.7)	(7.9)
Other financial income (expenses)	(1.9)	(3.5)	(3.6)

Other financial income (loss)	8.5	(11.2)	(11.5)

In 2009, other financial expenses included commitment fees and tax penalties for approximately €2.2 million and €1.3 million net expenses relating to financial instruments.

NOTE 24 — INCOME TAXES

Income tax

Income tax benefit (expense) consists of:

	December 31,
	2010	2009	2008
	(in millions of euros)

France
Current income tax expense	—	—	—
Adjustments on income tax recognized in the period for prior periods(a)	—	(2.3)	0.4
Current income taxes after use of carry-back losses	—	—	32.1
Deferred taxes on temporary differences	12.8	18.1	(4.2)
Deferred taxes recognized in the period for prior periods(b)	28.5	—	—

Total France	41.3	15.8	28.3

Foreign countries
Current income tax expense(c)	(74.5)	(75.2)	(112.9)
Adjustments on income tax recognized in the period for prior periods(d)	(19.6)	8.7	2.9
Deferred taxes on temporary differences for the period	37.9	31.2	(14.5)
Deferred taxes recognized in the period for prior periods(e)	8.0	24.3	5.4
Deferred taxes on currency translation	(6.6)	5.0	(17.5)

Total Foreign countries	(54.8)	(6.0)	(136.6)

Total income tax benefit (expense)	(13.5)	9.8	(108.3)

(a)	In 2009 corresponded to the correction of 2008 carry-back.

(b)	In 2010 includes a €41.6 million deferred tax asset recognized on a portion of the French tax group loss carried forward based on a 2011-2013 business forecast and revised tax planning.

(c)	Includes withholding taxes.

(d)	In 2010 corresponds to prior year’s tax adjustments, mostly related to Libyan income taxes audit. In 2009 included prior year’s tax adjustments amounting to €6.9 million; and the positive impact of the application of the new Norwegian tonnage tax for €1.8 million.

(e)	In 2010 includes the deferred tax asset recognized on losses carried forward in Norway and Mexico. In 2009 included the deferred tax asset recognized on losses in the UK and amounting to €7.3 million.

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

The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

	2010	2009	2008
	(in millions of euros)

Net income (loss)	(44.0)	(258.9)	340.0
Income taxes	(13.5)	9.8	(108.3)
Net Income (loss) before taxes	(30.5)	(268.7)	448.3
Differences on tax basis:
Equity investment companies income	0.7	(8.3)	(3.0)
Theoretical tax basis	(29.8)	(277.0)	445.3
Enacted tax rate in France	34.43%	34.43%	34.43%
Theoretical taxes	10.3	95.4	(153.3)
Differences on tax:
Differences in tax rates between France and foreign countries	18.6	(18.8)	6.4
Non-deductible part of dividends	(4.0)	(0.7)	(2.8)
Adjustments on the tax expense recognized in the period for prior periods	(19.6)	6.4	3.3
Adjustments on the deferred tax expense recognized in the period for prior periods(a)	36.5	15.8	—
Other permanent differences(b)	(46.0)	(89.0)	167.8
Deferred tax unrecognized on losses of the period on the French tax group(c)	—	(24.9)	(92.7)
Foreign deferred tax unrecognized on losses of the period(d)	(16.2)	(8.2)	(12.4)
Other unrecognized deferred tax in income statement on prior periods	10.9	8.5	5.4
Income tax and deferred tax on Argas net income (equity method company)(e)	(0.8)	(1.6)	(0.5)
Deferred tax on currency translation adjustments(f)	(6.6)	5.0	(17.5)
Current and deferred tax on income subject to Norwegian tonnage tax system and other countries where the tax rate is nil	1.0	2.5	6.0
Other(g)	2.4	19.4	(18.0)

Income taxes	(13.5)	9.8	(108.3)

(a)	In 2010, includes a €41.6 million deferred tax asset recognized on the French tax group.

(b)	In 2010, permanent differences primarily include withholding taxes.

In 2009, permanent differences included primarily the impact of the goodwill impairment that amounted to €60.3 million. In 2008, it resulted mainly from the losses on internal disposals of investments performed as part of the Services segment legal reorganization, and included a tax asset of €25 million corresponding to the 2007 carry back.

(c)	In 2008 and 2009, corresponded to the deficit of the French tax group not recognized due to short and medium term uncertainties at that time.

(d)	In 2010, corresponds to the unrecognized deferred tax on losses for the period for various countries due to short and medium term uncertainties. In 2009, corresponded to the unrecognized deferred tax on losses for the period in Norwegian and Swiss subsidiaries regarding the marine restructuring plan.

(e)	CGGVeritas, as shareholder of Argas, is directly required to pay income tax for Argas in Saudi Arabia for its share in Argas.

(f)	Corresponds to the currency translation adjustment related to the translation in functional currency (U.S. dollar) of Norwegian entities’ books in local currency.

(g)	In 2009, included the impact of the Services segment legal reorganization. In 2008, it corresponded to unrecognized deferred tax assets on temporary differences in Norway.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Net operating loss carried forward

In 2010, we recognized a €51.2 million deferred tax asset of which €41.6 million related to previous periods.

Net operating loss carried forward available in France and in foreign jurisdictions, and not recognized as deferred tax assets at December 31, 2010, amounted to €205.7 million and are currently scheduled to expire as follows:

	France	Foreign countries
	(in millions of euros)

2011	—	0.5
2012 and thereafter	—	24.4
Available indefinitely	150.6	30.2

Total	150.6	55.1

The Group records valuation allowances on any deferred tax asset recognized on carry forward losses for entities that have a recent history of generating losses or for which there is a dispute with tax authorities.

Deferred tax assets and liabilities

The reconciliation of net deferred tax is as follows:

	December 31,
	2010	2009	2008
	(in millions of euros)

Non-deductible provisions (including pensions and profit sharing)	42.2	51.1	11.7
Tangible assets	45.9	35.3	20.4
Effect of currency translation adjustment not recognized in income statement	(2.7)	3.3	(8.3)
Multi-client surveys (including deferred revenues)	(61.5)	(44.1)	(5.4)
Assets reassessed in purchase price allocation of acquisitions	(60.3)	(80.7)	(102.8)
Development costs capitalized	(8.3)	(12.7)	(11.0)
Other deferred revenues	(10.0)	(9.3)	(9.6)
Financial instruments	(0.2)	0.8	1.0
Other	(1.7)	(5.9)	(17.0)

Total deferred tax assets net of deferred tax (liabilities) related to timing differences	(56.6)	(62.2)	(121.0)
Tax losses carried forward	75.3	15.8	6.4
Total deferred tax assets net of deferred tax (liabilities)	18.7	(46.4)	(114.6)

At December 31, 2010, deferred tax assets (liabilities) per tax group are as follows:

	France	Netherlands	Norway	UK	US	Other

Net deferred tax assets (liabilities) related to timing differences	(11.6)	29.7	(3.5)	3.1	(67.8)	(6.5)
Deferred tax assets on losses carried forward	51.2	0.1	7.7	2.0	—	14.3

Total deferred tax assets (liabilities)	39.6	29.8	4.2	5.1	(67.8)	7.8

Tax position and tax audit

France

A tax audit of CGGVeritas SA by the French tax authorities covering the 2008 and 2009 fiscal years has been started, with no significant adjustments expected. The tax audit of CGGVeritas SA covering the 2006 and 2007 fiscal years was completed, with no significant adjustments.

The Group has settled its position with the tax authorities related to the tax audit of CGGVeritas Services SA covering the 2005 to 2009 fiscal years with a net final assessment of €6.0 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

U.S.

A tax audit of CGGVeritas Services Holding (US) for the fiscal year 2007 has started with no material effect expected. The tax audit covering the tax period ended January 12, 2007 was completed with no adjustment.

The Group has contested the tax authorities’ position related to the tax audit of CGG Americas covering fiscal years 2006 and 2007 and does not expect material consequences.

Various US State Tax and Sales and Use tax audits were terminated with no material adjustments.

Other countries

CGGVeritas has litigation with Indian Tax administration regarding the application of the specific regime dedicated to activities in connection with exploration of mineral oil (subject to 4.2% withholding tax) for years 2006 to 2009. Indian Tax Administration has changed its interpretation, by asking for a 10.0% withholding tax although no new text has been issued. The whole industry being concerned, this issue will be handled by the Indian Supreme Court. The Group expects that its position is likely to prevail. No new event relating to this claim occurred since 2009.

The City of Rio (Brazil) has claimed €46 million (103 million Brazilian reals) against Veritas do Brazil and €28 million (63 million Brazilian reals) to CGG do Brazil concerning tax on services (ISS) relative to the years 2001 to 2008, which we contested. No new event relating to this claim occurred since 2009.

In 2010, a tax audit in Libya covering years 2007-2008 resulted in an adjustment of €7.4 million.

NOTE 25 — PERSONNEL

The analysis of personnel is as follows:

	Year ended December 31,
	2010	2009	2008(a)(b)

Personnel employed under French contracts performing Geophysical services	955	962	956
Personnel employed under French contracts in the Equipment segment	830	843	854
Personnel employed under local contracts	5,479	5,695	6,035

Total	7,264	7,500	7,845

Including field staff of:	1,531	1,758	1,724

(a)	At December 31, 2008 the personnel of Wavefield was included for:

Personnel employed under local contracts	396
Including field staff of	236

(b)	The Personnel employed under local contracts at December 31, 2008 was adjusted to reflect changes in the definition of seasonal workers implemented in 2009.

The total cost of personnel employed by consolidated subsidiaries was €630.5 million in 2010, €605.8 million in 2009, €575.7 million in 2008.

NOTE 26 — DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS’ REMUNERATION

Directors and Executive Committee members’ (including the chairman of the Board of Directors for 2010, 2009 and 2008, the Chief Executive Officer since July 1, 2010 and a Chief Operating Officer for 2009 and 2008) remuneration was:

	Year ended December 31,
	2010	2009	2008
	(in euros)

Short-term employee benefit paid(a)	3,759,463	4,437,927	5,270,989
Attendance fees	640,000	640,000	595,000
Long-term employee benefit — pension(b)	103,341	135,124	119,507
Long-term employee benefit — supplemental pension(c)	1,478,569	1,270,460	1,195,530
Share-based payments(d)	6,879,573	5,708,145	8,506,575

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(a)	Excludes tax on salary.

(b)	Cost of services rendered and interest cost.

(c)	Cost of services rendered and interest cost and amortization of past service cost on the supplemental pension implemented by the end of 2004.

(d)	Expense in the income statement related to the stock options and performance shares plans.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 27 — RELATED PARTY TRANSACTIONS

The Group provides services to related parties, contracts associated with these services are concluded at arm’s length. The Group also receives in counterpart services from related parties.

	2010	2009	2008
	(in millions of euros)

Sales of geophysical equipment to Argas	47.1	27.7	63.5
Charter revenues received from LDA for the Alizé	10.8	10.0	7.8
Equipment rentals and services rendered to Argas	8.3	46.3	4.5
Sales of geophysical equipment to Xian Sercel	7.3	5.9	3.3
Charter revenues received from Veri Illuk	—	16.7	—

Income	73.5	106.6	79.1

Charter expenses and ship management to Norwegian Oilfield AS	31.6	22.8	—
Equipment rentals from Argas	17.0	14.9	—
Expenses paid for Alizé ship management to LDA	11.4	10.3	5.5
Charter expenses to Eidesvik Seismic Vessels AS	8.1	—	—
Purchases of geophysical equipment from Tronic’s	4.3	5.7	7.5
Cost of services rendered by Xian Sercel	0.7	0.6	—
Cost of services rendered by Gardline	1.6	—	—
Purchases of geophysical equipment from Cybernetix	—	9.3	3.8

Expenses	74.7	63.6	16.8

Trade receivables from Argas	21.0	6.8	—
Trade receivables from Norwegian Oilfield AS	7.6	8.0	16.8
Trade receivables from Gardline CGGV Pte Ltd.	0.8	—	—
Trade receivables from Veri Illuk	—	1.4	—

Trade accounts and notes receivable	29.4	16.2	16.8

Loan to Eidesvik Seismic Vessel AS	5.3	4.2	—
Loans to Cybernetix	—	—	2.0

Financial assets	5.3	4.2	2.0

Accounts payable to Argas	4.8	2.5	—
Accounts payable to LDA	1.9	0.3	0.4
Accounts payable to Gardline CGGV Pte Ltd.	1.6	—	—
Accounts payable to Eidesvik Seismic Vessels AS	1.0	—	—
Accounts payable to Norwegian Oilfield AS	0.2	0.3	—
Accounts payable to Cybernetix	—	0.3	—

Trade accounts and notes payables	9.5	3.4	0.4

Finance lease debt to Norwegian Oilfield AS	29.9	37.4	—
Finance lease debt to Eidesvik Seismic Vessel AS	9.4	—	—

Financial liabilities	39.3	37.4	—

Future rents commitments to Oceanic Seismic Vessels AS	157.0	—	—
Future rents commitments to Eidesvik Seismic Vessels AS	120.8	371.9	—
Future rents commitments to Norwegian Oilfield AS	126.1	131.1	—
Future rents commitments to LDA	26.8	35.5	49.3

Contractual Obligations	430.7	538.5	49.3

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar owner of the seismic vessel “Alizé”. Geomar provides vessel charter services to LDA.

Argas, Cybernetix, Eidesvik Seismic Vessel AS, Oceanic Seismic Vessel AS, Gardline CGGV Pte Ltd and Norwegian Oilfield AS are companies accounted for under the equity method. Xian Sercel was accounted for under the equity method until November 2010 (see note 2).

Tronic’s is 16% owned by the group.

Future rent commitments with Norwegian Oilfield AS are affected by a post closing event (see note 30).

No credit facility or loan was granted to the Company by shareholders during the three years.

NOTE 28 — SUPPLEMENTARY CASH FLOW INFORMATION

Multi-client surveys depreciation and amortization include €70.4 million impairment in 2010 and €63.8 million impairment in 2009 (see note 10).

Depreciation and amortization included €217.6 impairment of goodwill in 2009.

Acquisitions in 2010 include €1.2 million investment in Gardline CGGV Pte. Ltd less €0.7 million Xian Sercel acquired cash. Acquisitions in 2009 included 30.1% of Wavefield shares subject to the mandatory offer at December 31, 2008 for €62.1 million, our 49% share in Eidesvik Seismic Vessel AS for €17.1 million and additional 37% shares of Multifield acquired for €2.9 million. Acquisitions in 2008 included Quest Geo Solutions for €4.4 million acquired cash, Metrolog for €21.5 million, and Wavefield for €(19.9) million acquired cash. These reflect total consideration €206.6 million less the €25.8 million cash held by Wavefield and less the fair value of the increase in the capital of CGGVeritas for €139.0 million, and the debt to the minority interests corresponding to the 30.1% not yet acquired at December 31, 2008 for €62.1 million.

Proceeds from disposal of financial assets correspond mainly to the disposal of 12% of our investment in Cybernetix and to the disposal of our shares in Offshore Hydrocarbon Mapping in 2010. In 2008 they corresponded to the sale of Ardiseis shares.

The Financial expenses paid for 2010, 2009 and 2008 included mainly fees and interest related to the Term Loan B senior facility, and the senior notes (see note 13).

The Impact of changes in exchange rate on financial items corresponds notably to the elimination of the unrealized exchange gains (losses) resulting from the gross financial debt in U.S. dollars located in those subsidiaries whose functional currency is euro;

Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consisted of the following:

	Year ended December 31,
	2010	2009	2008
	(in millions of euros)

Equipment acquired under finance leases	87.6	22.2	—

The cash and cash equivalents are composed as follows:

	Year ended December 31,
	2010	2009	2008
	(in millions of euros)

Cash	273.9	382.5	422.4
Cash equivalents	62.0	97.8	77.5
Restricted cash	—	—	17.0

Total cash and cash equivalents	335.9	480.3	516.9

At December 31, 2008, the restricted cash corresponded to the part of the cash and cash equivalent of Wavefield pledged in favor of financial institutions pursuant to the guarantees issued to clients in the normal course of business.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 29 — EARNINGS PER SHARE

The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Year
	2010	2009	2008
	(in millions of euros, excepted per share data)

Net income attributable to shareholders(a)	(54.6)	(264.3)	332.8
Effect of dilution
Ordinary shares outstanding at the beginning of the year(b)	151,146,594	150,617,709	137,253,790
Weighted average number of ordinary shares outstanding during the year(c)	195,935	246,767	656,598

Weighted average number of ordinary shares outstanding((d) =(b) +(c))	151,342,529	150,864,476	137,910,388

Dilutive potential shares from 2001 stock options	—	—	112,782
Dilutive potential shares from 2002 stock options	—	(2)	162,126
Dilutive potential shares from 2003 stock options	(2)	(2)	304,524
Dilutive potential shares from 2006 stock options	(1)	(1)	(1)
Dilutive potential shares from 2007 stock options	(1)	(1)	(1)
Dilutive potential shares from 2008 stock options	(1)	(1)	(1)
Dilutive potential shares from 2009 stock options	(2)	(1)	—
Dilutive potential shares from 2010 stock options	(2)	—	—
Total dilutive potential shares from stock options	—	—	579,432

Dilutive potential shares from 2007 performance shares allocation	—	—	252,625
Dilutive potential shares from 2008 performance shares allocation	—	—	322,438
Dilutive potential shares from 2009 performance shares allocation	(2)	(2)	—
Dilutive potential shares from 2010 performance shares allocation	(2)	—	—
Total dilutive potential shares from performance shares allocation	—	—	575,063

Dilutive weighted average number of shares outstanding adjusted when dilutive(e)	151,342,529	150,864,476	139,064,883
Earning per share
Basic(a) /(d)	(0.36)	(1.75)	2.41
Diluted(a) /(e)	(0.36)	(1.75)	2.39

(1)	Exercise price of these stock options was higher than the average market price of the underlying shares.

(2)	Stock-options and performance shares plans have an anti-dilutive effect at December 31, 2010 and at December 31, 2009; as a consequence, potential shares linked to those instruments are not taken into account in the dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

NOTE 30 — SUBSEQUENT EVENTS

Norfield

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction, the Group acquired the seismic vessel Voyager and sold the seismic vessel Venturer to Norfield. CGGVeritas is no longer a shareholder of Norfield AS.

At the same date, Voyager AS (to be renamed Exploration Vessel Resources II AS), owner of the seismic vessel Voyager, entered into a U.S.$45 million credit facility to refinance part of the existing debt of the company as of the date of its acquisition by the Group. The facility is secured by a pledge over the vessel and is subject to substantially the same covenants as the Term Loan B.

This transaction will result in a reduction of approximately €28 million of our off balance sheet commitments.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Issue of bonds convertible into and/or exchangeable for new or existing shares

On January 27, 2011 CGGVeritas issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of the Company to be redeemed on January 1, 2016 for a total nominal amount of €360 million.

The net proceeds of the issuance will be used to actively manage CGGVeritas’ indebtedness, in particular to repay part of its USD530 million 7.5% Senior Notes due May 2015, allowing the Group to reduce its cash interest expense.

The Bonds’ nominal value has been set at €27.80 per Bond, representing an issue premium of 25% of the CGGVeritas’ reference share price on the regulated market of NYSE Euronext in Paris.

The Bonds will bear interest at a rate of 1.75% payable semi-annually in arrear on 1st January and 1st July of each year (or on the following business day if either of these two dates is not a business day). The first interest payment made on July 1, 2011 (or on the following business day if such date is not a business day) will cover the period from January 27, 2011, the issue date of the Bonds, to June 30, 2011, inclusive, and will be calculated pro rata temporis; it will amount to approximately €0.21 per Bond.

The Bonds will entitle the holders to receive new and/or existing CGGVeritas shares at the ratio of one share per one Bond, subject to adjustments. Under certain conditions, the Bonds may be redeemed prior to maturity at the option of CGGVeritas.

The detailed terms and conditions of the Bonds are described in the Prospectus which was approved by the Autorités des Marchés Financiers on January 19, 2011.

Had this Bond issuance occurred on January 1, 2010, it would not have affected our earning per share for the year ended December 31, 2010 since it would have had an antidilutive effect.

Partial redemption of 7 1/2% Senior Notes due 2015

On January 28, 2011, the Company sent a notice to the bondholders informing them that USD 460 million out of its USD 530 million 7 1/2% Senior Notes due 2015 would be partially redeemed on March 1, 2011. The notes will be redeemed at 103.75% of their principal amount being USD 1,037.50 per USD 1,000.00 face amount.

Term sheet with PT Elnusa Tbk (Elnusa)

On February 11, 2011, a term sheet was signed with PT Elnusa Tbk (Elnusa) to create a 2D/3D marine joint venture to carry out 2D and 3D marine seismic surveys, in Asia Pacific Region, with main focus in Indonesia.

The joint venture will provide marine seismic data acquisition services for oil and gas clients operating locally in Indonesia and the region. CGGVeritas will contribute one 4-streamer, purpose built in Singapore, state-of-the-art vessel, to the joint venture.

Sercel — ION litigation

The United States District Court for the Eastern District of Texas entered its final judgment and permanent injunction with regards to the patent lawsuit between Sercel and ION on February 16, 2011. Sercel has and will continue to challenge the verdict and any adverse judgment and injunction as well as any claim for damages by ION. This judgment will be appealed to the United States Federal Circuit Court of Appeals.

The injunction exclusively covers the Sercel digital sensor “DSU” technology and is limited to the territory of United States. It does not restrict Sercel to use, manufacture, sell or deliver the DSU products anywhere else in the world. It also does not relate to the Sercel 408UL and 428XL recording systems. Sercel can continue to promote, sell and deliver these systems in the United States.

Specifically, the injunction states that the offer to sell the DSU when the manufacture, sale and delivery occur outside the United States does not constitute an act of infringement or a violation of the injunction. Furthermore, the promotion or marketing of the DSU technology in the United States does not violate the injunction when the manufacture, sale and delivery occur outside of the United States.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Term sheet with JSC Geotech Holding (Geotech)

On February 23, 2011, a term sheet was signed with JSC Geotech Holding (Geotech) to create a joint venture to operate 2D and 3D marine seismic vessels, primarily in Russian and CIS waters.

The joint venture will provide marine seismic data acquisition and processing services for the oil and gas clients operating locally in Russia and CIS. CGGVeritas will make available one 2D ice class vessel and one 3D ice class vessel, to the joint venture.

NOTE 31 — LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AS OF DECEMBER 31, 2010

Certain dormant or small subsidiaries of the Group have not been included in the list below.

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

	CGGVeritas Services Holding B.V.	Amsterdam, The Netherlands	100.0
	CGGVeritas Services (UK) Holding B.V.	Amsterdam, The Netherlands	100.0
	CGGVeritas Services Holding (Latin America) B.V.	Amsterdam, The Netherlands	100.0
403 256 944	CGGVeritas Services SA	Massy, France	100.0
410 072 110	CGG Explo SARL	Massy, France	100.0
413 926 320	Geomar SAS	Paris, France	49.0
	CGGVeritas International SA	Geneva, Switzerland	100.0
	CGG Marine Resources Norge AS	Oslo, Norway	100.0
	Wavefield Inseis ASA	Oslo, Norway	100.0
	Multifield Geophysics AS	Bergen, Norway	86.0
	CGGVeritas Services (Norway) AS	Bergen, Norway	100.0
	Exploration Investment Resources II AS	Bergen, Norway	100.0
	Exploration Vessel Resources AS	Bergen, Norway	100.0
	CGGVeritas Services (UK) Ltd	Crawley, United Kingdom	100.0
	Veritas DGC Limited	Crawley, United Kingdom	100.0
	Veritas Geophysical Limited	Crawley, United Kingdom	100.0
	Wavefield Exploration Ltd	London, United Kingdom	100.0
	Viking Global Offshore Limited	St Helier, Jersey	90.0
	Geoexplo	Almaty, Kazakhstan	100.0
	Veritas Caspian LLP	Almaty, Kazakhstan	50,0
	CGG Vostok	Moscow, Russia	100.0
	CGG do Brasil Participaçoes Ltda	Rio do Janeiro, Brazil	100.0
	Veritas do Brasil Ltda	Rio do Janeiro, Brazil	100.0
	Veritas DGC Land Guatemala SA	Guatemala	100.0
	CGGVeritas Services de Mexico SA de CV	Mexico City, Mexico	100.0
	Veritas DGC (Mexico) S. de R.L. de CV	Mexico City, Mexico	100.0
	Veritas Servicios Geofisicos S. de R.L. de CV	Tabasco, Mexico	100.0
	Veritas Geophysical (Chile) SA	Chili	100.0
	Exgeo CA	Caracas, Venezuela	100.0
	CGGVeritas Services Holding (U.S.) Inc	Delaware, United States	100.0
	CGGVeritas Services (U.S.) Inc	Delaware, United States	100.0
	CGGVeritas Land (U.S.) Inc	Delaware, United States	100.0
	Alitheia Resources Inc	Delaware, United States	100.0
	Veritas Geophysical (Mexico) LLC	Delaware, United States	100.0
	Veritas Investments Inc	Delaware, United States	100.0
	Viking Maritime Inc	Delaware, United States	100.0
	Wavefield Aim Inc.	Delaware, United States	100.0
	CGG Canada Services Ltd.	Calgary, Canada	100.0
	CGGVeritas Services (Canada) Inc	Alberta, Canada	100.0
	Hampson Russel GP Inc	Alberta, Canada	100.0
	Hampson Russel Limited Partnership	Alberta, Canada	100.0
	Veritas MacKenzie Delta Ltd	Alberta, Canada	100.0
	Veritas Geophysical (Canada) Corporation	Nova Scotia, Canada	100.0
	Veritas Geophysical III	Cayman Islands	100.0

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

	Veritas Geophysical IV	Cayman Islands	100.0
	CGGVeritas Services (Australia) Pty Ltd	Perth, Australia	100.0
	CGGVeritas Services (Singapore) Pte Ltd	Singapore	100.0
	Wavefield Inseis Singapore Pte Ltd	Singapore	100.0
	CGGVeritas Services (Malaysia) Sdn. Bhd	Kuala Lumpur, Malaysia	49,0
	PT CGG Indonesia	Djakarta, Indonesia	95,0
	P.T. Veritas DGC Mega Pratama	Djakarta, Indonesia	95,0
	CGGVeritas Services India Private Ltd	New Delhi, India	100.0
	CGGVeritas Technology Services (Beijing) Co. Ltd.	Beijing, China	100.0
	Ardiseis FZCO	Dubai, United Arab Emirates	51,0
	CGGVeritas Services(B) Sdn. Bhd	Brunei	100.0
	Veritas Geophysical (Nigeria) Limited	Lagos, Nigeria	100.0
	CGG (Nigeria) Ltd.	Lagos, Nigeria	100.0
866 800 154	Sercel Holding SA	Carquefou, France	100.0
378 040 497	Sercel SA	Carquefou, France	100.0
	Sercel England Ltd.	Somercotes, United Kingdom	100.0
	Vibration Technologies Ltd.	Stirlingshire, United Kingdom	100.0
	Quest Geo Solutions Limited	Hampshire, United Kingdom	100.0
	Optoplan AS	Trondheim, Norway	100.0
	Seismic Support Services	Moscow, Russia	100.0
	Sercel Inc.	Tulsa, United States	100.0
	Sercel Canada Ltd.	Calgary, Canada	100.0
	Sercel Australia	Sydney, Australia	100.0
	Hebei Sercel JunFeng	Hebei, China	51.0
	Xian Sercel Petroleum Exploration Instrument Co. Ltd.	Xian, China	51.0
	Sercel Beijing Technology	Beijing, China	100.0
	Sercel Singapore Pte Ltd.	Singapore	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.

NOTE 32 — CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES

At December 31, 2010 the obligations to pay our outstanding Senior Notes are guaranteed by certain subsidiaries: CGG Canada Services Ltd, CGG Marine Resources Norge A/S, CGGVeritas Services Holding Inc, Alitheia Resources Inc, CGGVeritas Land (US) Inc., CGGVeritas Services (US) Inc., Veritas Geophysical (Mexico) LLC, Veritas Investments Inc., Viking Maritime Inc., CGGVeritas Services Holding (UK) BV, CGGVeritas Services Holding BV as the “Services guarantors”, and Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd as the “Equipment guarantors”.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2010 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGGVeritas on a consolidated basis.

	CGG	Services	Equipment	Non	Consolidation	Group
	Veritas	Guarantors	Guarantors	Guarantors	Adjustments	Consolidated
	(in millions of euros)

Goodwill	—	1,838.0	52.9	121.1	—	2,012.0
Intangible assets (including multi client surveys)	8.2	389.6	3.4	363.6	(43.4)	721.4
Property, plant and equipment	85.5	388.6	44.5	370.4	(107.3)	781.7
Investment in affiliates	2,936.0	1,016.7	4.1	201.3	(4,158.1)	—
Other non current assets	940.1	263.3	3.3	104.6	(1,076.0)	235.3
Current assets	251.7	981.2	241.9	1,853.2	(1,754.0)	1,574.0

Total assets	4,221.5	4,877.4	350.1	3,014.2	(7,138.8)	5,324.4

Financial debt (including bank overdrafts, current and non current portion)	1,024.9	1,468.7	0.8	146.4	(1,155.2)	1,485.6
Other non current liabilities (excluding financial debt)	19.0	152.5	15.4	108.4	(56.3)	239.0
Current liabilities (excluding current portion of debt)	307.7	597.6	53.0	1,477.1	(1,705.5)	729.9

Total liabilities (excluding equity)	1,351.6	2,218.8	69.2	1,731.9	(2,917.0)	2,454.5

Equity	2,869.9	2,658.6	280.9	1,282.3	4,221.8	2,869.9

Operating revenues	9.6	594.2	389.2	2,309.9	(1,116.8)	2,186.1
Depreciation and amortization	2.0	331.1	11.4	198.1	(28.4)	514.2
Operating income (loss)	4.1	57.3	101.2	(50.4)	(45.0)	67.2

Equity in income of affiliates	(274.4)	8.6	—	69.0	196.8	—

Net income (loss) group share	(44.0)	713.0	74.8	(57.9)	(729.9)	(44.0)

Cash flow from operating activities	265.8	55.4	106.8	686.8	(664.8)	450.0
Cash flow from investing activities	(202.2)	(289.0)	(15.5)	(140.0)	228.1	(418.6)
Cash flow from financing activities	(144.1)	216.1	(87.3)	(597.2)	404.7	(207.8)

Effect of exchange rates on cash					32.0	32.0

Cash at opening	291.8	29.4	12.2	146.9	—	480.3

Cash at closing	211.3	11.9	16.2	96.5	—	335.9

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following tables present condensed consolidated financial information in IFRS for the year ended December 31, 2009 and December 31, 2008.

	CGG	Services	Equipment	Non	Consolidation	Group
	Veritas	Guarantors	Guarantors	Guarantors	Adjustments	Consolidated
	(in millions of euros)

Goodwill	—	1,705.5	48.0	114.6	—	1,868.1
Intangible assets (including multi client surveys)	0.4	429.9	3.6	343.5	(48.5)	728.9
Property, plant and equipment	3.1	369.7	36.5	318.8	(50.4)	677.7
Investment in affiliates	2,644.0	662.1	0.4	197.5	(3,504.0)	—
Other non current assets	559.2	23.9	—	153.3	(527.2)	209.2
Current assets	873.7	513.3	220.0	1,626.4	(1,796.1)	1,437.3

Total assets	4,080.4	3,704.4	308.5	2,754.1	(5,926.2)	4,921.2

Financial debt (including bank overdrafts, current and non current portion)	915.5	912.6	1.0	174.6	(604.7)	1,399.0
Other non current liabilities (excluding financial debt)	—	140.2	7.7	113.6	(4.3)	257,2
Current liabilities (excluding current portion of debt)	463.4	758.9	40.4	1,037.8	(1,737.0)	563,5

Total liabilities (excluding equity)	1,378.9	1,811.7	49.1	1,326.0	(2,346.0)	2,219.7

Equity	2,701.5	1,892.7	259.4	1,428.1	(3,580.2)	2,701.5

Operating revenues	11.7	376.7	232.2	2,263.3	(650.7)	2,233.2
Depreciation and amortization	1.2	326.9	8.6	496.6	(21.0)	812.3
Operating income (loss)	9.9	68.2	33.9	81.5	(354.1)	(160.6)

Equity in income of affiliates	(268.8)	(153.1)	—	28.0	393.9	—

Net income (loss) group share	(258.9)	(13.2)	26.9	121.1	(134.8)	(258.9)

Cash flow from operating activities	1.8	516.3	32.1	102.9	(36.3)	616.8
Cash flow from investing activities	(189.3)	(431.1)	(11.9)	(2.3)	154.9	(479.7)
Cash flow from financing activities	246.6	(120.2)	(24.3)	(157.2)	(111.9)	(167.0)

Effect of exchange rates on cash	—	—	—	—	(6.7)	(6.7)

Cash at opening	232.7	64.4	16.3	203.5	—	516.9

Cash at closing	291.8	29.4	12.2	146.9	—	480.3

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	CGG	Services	Equipment	Non	Consolidating	Group
	Veritas	Guarantors	Guarantors	Guarantors	Adjustments	Consolidated
	(in millions of euros)

Goodwill		1,782.1	45.0	233.8	(5.9)	2,055.1
Intangible assets (including multi client surveys)	0.3	479.5	5.8	374.0	(39.6)	820.0
Property, plant and equipment	3.8	360.0	33.5	492.5	(67.3)	822.4
Investment in affiliates	1,979.6	295.1	4.0	321.3	(2,600.0)	—
Other non current assets	691.4	59.2	—	215.5	(757.8)	208.3
Current assets	462.8	372.2	214.1	1,453.1	(773.8)	1,728.4

Total assets	3,137.9	3,348.1	302.4	3,090.2	(4,244.4)	5,634.2

Financial debt (including bank overdrafts, current and non current portion)	768.0	1,162.2	1.2	348.8	(734.2)	1,546.0
Other non current liabilities (excluding financial debt)	11.7	200.7	7.8	117.4	(1.6)	336.0
Current liabilities (excluding current portion of debt)	274.6	204.1	49.4	1,134.1	(908.6)	753.6

Total liabilities (excluding equity)	1,054.3	1,567.0	58.4	1,600.3	(1,644.4)	2,635.6

Equity	2,083.6	1,781.2	244.0	1,489.9	(2,600.0)	2,998.6

Operating revenues	27.8	585.2	389.8	2,419.5	(811.7)	2,602.5
Depreciation and amortization	24.1	275.4	10.6	210.7	(26.5)	494.3
Operating income (loss)	(330.3)	184.9	79.9	390.3	215.9	540.6

Net income (loss) group share	(98.1)	89.7	55.5	317.2	(24.2)	340.0

Cash flow from operating activities	190.0	392.8	32.5	430.0	(159.1)	885.6
Cash flow from investing activities	(30.5)	(1,525.3)	(10.5)	(215.8)	1,278.6	(503.5)
Cash flow from financing activities	(1,339.8)	1,162.2	(8.5)	(162.8)	210.0	(138.9)

Cash at opening	103.9	17.4	2.9	130.0	—	254.3

Cash at closing	232.7	64.4	16.3	203.4	—	516.9