Form 20-F
period 2011-12-31
CGG VERITAS
filed 2012-04-20
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

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

Stephane-Paul Frydman

Chief Financial Officer

CGGVeritas

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris France

tel: +33 (0) 16467 4500

fax: +33 (0) 16447 3429

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares representing Ordinary Shares, nominal value €0.40 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

7  3/4% senior notes due 2017

9  1/2% senior notes due 2016

6  1/2% senior notes due 2021

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

151,861,932 Ordinary Shares, nominal value €0.40 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).**    Yes  ☐    No  ☐

** This requirement is not currently applicable to the registrant.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PRESENTATION OF INFORMATION

Unless the context otherwise requires, “CGGVeritas” refers to Compagnie Générale de Géophysique-Veritas, and “we”, “us”, “our” and “Group” refers to Compagnie Générale de Géophysique-Veritas and its subsidiaries.

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

As our shares are listed on the New York Stock Exchange (in the form of American Depositary Shares), we are required to file an annual report on Form 20-F with the SEC. Our annual report includes our annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were also prepared in accordance with IFRS as adopted by the European Union at December 31, 2011.

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

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 3: Key Information — Risk Factors” and elsewhere in this annual report, including, without limitation, in conjunction with the forward-looking statements included in this annual report. Some of the factors that we believe could affect our actual results include:

•	the impact of the current economic and credit environment, including on our customers and suppliers;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

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

Selected Financial Data

The selected financial data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data for each of the years in the five-year period ended December 31, 2011 have been derived from our audited consolidated financial statements prepared in accordance with IFRS.

	At December 31,
	2011	2010	2009	2008	2007
	(In millions of euros except per share data and ratios)
Statement of operations data:
Operating revenues	2,267.7	2,186.1	2,233.2	2,602.5	2,374.1
Other revenues from ordinary activities	2.3	3.3	7.5	1.7	1.2
Cost of operations	(1,887.3)	(1,746.3)	(1,710.5)	(1,722.5)	(1,622.3)
Gross profit	382.7	443.1	530.2	881.7	753.0
Research and development expenses, net	(54.9)	(57.0)	(62.1)	(43.8)	(51.3)
Marketing and selling expenses	(59.3)	(61.7)	(60.6)	(59.5)	(55.6)
General and administrative expenses	(145.1)	(168.4)	(182.7)	(196.6)	(175.4)
Other revenues (expenses)	24.5	(88.8)	(167.8)	(36.4)	18.4
Impairment of goodwill	—	—	(217.6)	(4.8)	—
Operating income	147.9	67.2	(160.6)	540.6	489.1
Cost of financial debt, net	(124.4)	(105.5)	(105.2)	(83.8)	(109.1)
Other financial income (loss)	0.6	8.5	(11.2)	(11.5)	(5.2)
Income taxes	(45.0)	(13.5)	9.8	(108.3)	(129.4)
Equity in income of affiliates	11.7	(0.7)	8.3	3.0	4.2
Net income (loss)	(9.2)	(44.0)	(258.9)	340.0	249.6
Attributable to non-controlling interests	9.8	10.6	5.4	7.2	4.1
Attributable to owners of CGGVeritas	(19.0)	(54.6)	(264.3)	332.8	245.5
Net income (loss) per share:
Basic(1)	(0.13)	(0.36)	(1.75)	2.41	1.82
Diluted(2)	(0.13)	(0.36)	(1.75)	2.39	1.80
Balance sheet data:
Cash and cash equivalents	410.7	335.9	480.3	516.9	254.3
Working capital(3)	377.9	508.2	393.5	458.0	367.1
Property, plant & equipment, net	913.9	781.7	677.7	822.4	660.0
Multi-client surveys	407.5	451.2	469.1	535.6	435.4
Goodwill	2,077.6	2,012.0	1,868.1	2,055.1	1,928.0
Total assets	5,555.9	5,324.4	4,921.2	5,634.2	4,647.0
Gross financial debt(4)	1,501.0	1,485.6	1,399.0	1,546.0	1,361.0
Equity attributable to owners of CGGVeritas	2,938.9	2,812.1	2,661.3	2,960.1	2,401.6

	At December 31,
	2011		2010		2009		2008		2007
	(In millions of euros except per share data and ratios)
Other financial historical data and other ratios:
EBITDAS(5)	607.3		596.2		658.9		1,058.4		997.3
Capital expenditures (property, plant & equipment)(6)	260.7		210.4		170.1		155.4		230.5
Capital expenditures for multi-client surveys	163.3		219.3		229.3		343.4		371.4
Net financial debt(7)	1,090.3		1,149.7		918.7		1,029.1		1,106.7
Gross financial debt(4)/EBITDAS(5)	2.5	x	2.5	x	2.1	x	1.5	x	1.3	x
Net financial debt(7)/EBITDAS(5)	1.8	x	1.9	x	1.4	x	1.0	x	1.1	x
EBITDAS(5)/Cost of financial debt, net	4.9	x	5.7	x	6.3	x	12.6	x	9.1	x

(1)

Basic per share amounts have been calculated on the basis of 151,771,940, 151,342,529, 150,864,476 and 137,910,388 weighted average outstanding shares in 2011, 2010, 2009 and 2008, respectively. Basic per share amounts in 2007 have been restated in order to reflect our five for one stock split effective as of June 3, 2008 with the equivalent of 134,567,140 weighted average outstanding shares.

(2)

Diluted per share amounts have been calculated on the basis of 151,771,940, 151,342,529, 150,864,476 and 139,064,883 weighted average outstanding shares in 2011, 2010, 2009 and 2008, respectively. Diluted per share amounts in 2007 have been restated in order to reflect our five for one stock split effective as of June 3, 2008 with the equivalent of 136,078,995 weighted average outstanding shares.

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

(6)	“Capital expenditures” is defined as purchases of property, plant and equipment plus variation of suppliers of fixed assets.
(7)

“Net financial debt” is defined as gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financial Debt” for a reconciliation of net financial debt to certain financing items on our balance sheet.

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

The data provided in the following table is expressed in U.S. dollars per euro and is based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On April 6, 2012, the most recent practicable day prior to the date of this annual report, the exchange rate as published by the Federal Reserve Bank of New York was €1.00 = U.S.$1.3089.

	Period-End Rate(1)	Average Rate(2)	High	Low
Recent Monthly Data
April 2012 (through April 6, 2012)	1.3089	1.3188	1.3370	1.3064
March 2012	1.3334	1.3208	1.3336	1.3025
February 2012	1.3459	1.3284	1.3463	1.3087
January 2012	1.3053	1.2910	1.3192	1.2682
December 2011	1.2939	1.3154	1.3487	1.2926
November 2011	1.3453	1.3557	1.3803	1.3244
October 2011	1.3947	1.3732	1.4172	1.3281
Annual Data (Year Ended December 31,)
2011	1.2973	1.3939	1.4875	1.2926
2010	1.3269	1.3261	1.4536	1.1959
2009	1.4332	1.3935	1.5100	1.2547
2008	1.3919	1.4695	1.6010	1.2446
2007	1.4603	1.3705	1.4862	1.2904

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.
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

Risks related to our business

Current economic uncertainty and the volatility of oil and natural gas prices could have a significant adverse effect on us.

Global market and economic conditions are uncertain and volatile. In the past, economic contractions and uncertainty have weakened demand and lowered prices for oil and natural gas, resulting in a reduction in the levels of exploration for hydrocarbons and demand for our products and services. It is difficult to predict how long the current economic conditions will persist, whether they will deteriorate further, and which of our products and services will be adversely affected. We may have impairment losses as events or changes in circumstances occur that reduce the fair value of an asset below its book value. These conditions could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Uncertainty about the global economy has had and is likely to continue to have a significant adverse impact on commercial performance and financial condition of many companies, which may affect some of our customers and suppliers. The current economic climate may lead customers to cancel or delay orders or leave suppliers unable to provide goods and services as agreed. Our government clients may face budget deficits that prohibit them from funding proposed and existing projects or that cause them to exercise their right to terminate our contracts with little or no prior notice. If our suppliers, vendors, subcontractors or other counterparties are unable to perform their obligations to us or our customers, we may be required to provide additional services or make alternate arrangements on less favorable terms with other parties to ensure adequate performance and delivery of service to our customers. These circumstances could also lead to disputes and litigation with our partners or customers, which could have a material adverse impact on our reputation, business, financial condition and results of operations.

Turmoil in the credit markets, such as has been experienced in recent periods, could also adversely affect us and our customers. Limited access to external funding has in the past caused some customers to reduce their capital spending to levels supported by their internal cash flow. Some companies have found their access to liquidity constrained or subject to more onerous terms. In this context, our customers may not be able to borrow money on reasonable terms or at all, which could have a negative impact on their demand for our products, and impair their ability to pay us for our products and services on a timely basis, or at all.

In addition, the potential impact on the liquidity of major financial institutions may limit our ability to fund our business strategy through borrowings under either existing or new debt facilities in the public or private markets and on terms we believe to be reasonable. Persistent volatility in the financial markets could have a material adverse effect on our ability to refinance all or a portion of our indebtedness and to otherwise fund our operational requirements. We cannot be certain that additional funds will be available if needed to make future investments in certain projects, take advantage of acquisitions or other opportunities or respond to competitive pressures. If additional funds are not available, or are not available on terms satisfactory to us, there could be a material adverse impact on our business and financial performance.

Furthermore, our cash balances and short-term investments are maintained in accounts held at major banks and financial institutions located primarily in Europe and North America. Deposits are in amounts that exceed available insurance. Although none of the financial institutions in which we hold our cash and investments have gone into bankruptcy, been forced into receivership, or have been seized by their governments, there is a risk that this may occur in the future. If this were to occur, we would be at risk of not being able to access our cash which may result in a temporary liquidity crisis that could impede our ability to fund operations.

We are subject to risks related to our international operations.

With operations worldwide, including in emerging markets, our business and results of operations are subject to various risks inherent in international operations. These risks include:

•

Instability of foreign economies and governments, which can cause investment in capital projects by our potential clients to be withdrawn or delayed, reducing or eliminating the viability of some markets for our services;

•	Risks of war, uprisings, riots, terrorism, and civil disturbance, which can make it unsafe to continue operations, adversely affect budgets and schedules and expose us to losses;

•	Risk of piracy, which may result in the delay or termination of customer contracts in affected areas;

•	Seizure, expropriation, nationalization or detention of assets, renegotiation or nullification of existing contracts;

•	Foreign exchange restrictions, import/export quotas, sanctions and other laws and policies affecting taxation, trade and investment; and

•

Availability of suitable personnel and equipment, which can be affected by government policies, that limit the importation of qualified crew members or specialized equipment in areas where local resources are insufficient.

We are exposed to these risks in all of our international operations to some degree, particularly in emerging markets where the political and legal environment is less stable. We are subject to the risk of material adverse developments with respect to our international operations and any insurance coverage we have may not be adequate to compensate us for any losses arising from such risks.

Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. In addition, non-U.S. persons employed by our separately incorporated non-U.S. entities may conduct business in some foreign jurisdictions that are subject to U.S. trade embargoes and sanctions by the U.S. Office of Foreign Assets Control, including Cuba, Iran, Sudan and Syria, which have been designated by the U.S. government as state sponsors of terrorism. We have typically generated revenue in some of these countries through the performance of marine surveys, the provision of data processing and reservoir consulting services and the sale of software licenses and software maintenance. We have current and ongoing relationships with customers in these countries. We have procedures in place to conduct these operations in compliance with applicable U.S. laws. However, failure to comply with U.S. laws on equipment and services exports could result in material fines and penalties, damage to our reputation and negatively affect the market price of our securities. We have provided information during 2011 to the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) concerning shipments to our vessels operating in or near Cuba that may not have complied fully with our internal policies and possibly violated applicable export controls and sanctions laws. See “Item 4: Information on the Company — Legal Proceedings — Requests for information made by the U.S. Department of Commerce’s Bureau of Industry and Security”. In addition, our presence in these countries could reduce demand for our securities among certain investors.

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

We and certain of our subsidiaries and affiliated entities also conduct business in countries where there is government corruption. We are committed to doing business in accordance with all applicable laws and our codes of ethics, but there is a risk that we, our subsidiaries or affiliated entities or their respective officers, directors, employees or agents may act in violation of our codes and applicable laws, including the Foreign Corrupt Practices Act of 1977. Any such violations could result in substantial civil and criminal penalties and might materially adversely affect our business and results of operations or financial condition.

We are subject to certain risks related to acquisitions.

In the past we have grown by acquisitions, some of which, such as the merger with Veritas in 2007 or the acquisition of Wavefield in 2008, were quite significant. Such transactions, whether completed, pending or likely to be completed in the future, present various financial and management-related risks that can be material, such as integration of the acquired businesses in a cost-effective manner; implementation of a combined business strategy; diversion of management’s attention; outstanding or unforeseen legal, regulatory, contractual, labor or other issues arising from the acquisitions; additional capital expenditure requirements; retention of customers; combination of different company and management cultures; operations in new geographic markets; the need for more extensive management coordination; and retention, hiring and training of key personnel. Should any of these risks associated with acquisitions materialize, they could have a material adverse effect on our business, financial condition and results of operations.

We may need to write down goodwill from our balance sheet.

We have been involved in a number of business combinations in the past, leading to the recognition of large amounts of goodwill on our balance sheet. Goodwill on our balance sheet totaled €2,077.6 million as of December 31, 2011. Goodwill is allocated to cash generating units (“CGUs”) as described in note 11 to our consolidated financial statements for the year ended December 31, 2011. The recoverable amount of a CGU is estimated at each balance sheet date and is generally determined on the basis of a group-wide estimate of future cash flows expected from the CGU in question. The estimate takes into account, in particular, the removal from service of certain assets used in our business (such as decommissioning or coldstacking vessels) or any significant underperformance in cash generation relative to previously-expected results, which may arise, for example, from the underperformance of certain assets, a deterioration in industry conditions or a decline in the economic environment. At each balance sheet date, if we expect that a CGU’s recoverable amount will fall below the amount of goodwill recorded on the balance sheet, we may write down that goodwill in part or in whole. Such a write-down would not in itself have an impact on cash flow, but could have a substantial negative impact on our operating income and net income, and as a result, on our shareholders’ equity and net debt/equity ratio.

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

We invest significant amounts of money in acquiring and processing seismic data that we own. By making such investments, we are exposed to the following risks:

•

We may not fully recover the costs of acquiring and processing the data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond our control. In addition, the timing of these sales is unpredictable, and sales can vary greatly from period to period. Each of our individual surveys has a limited book life based on its location, so a particular survey may be subject to significant amortization even though sales of licenses associated with that survey are weak or non-existent, thus reducing our net income.

•

Technological or regulatory changes or other developments could also materially adversely affect the value of the data. For example, regulatory changes such as limitations on drilling could affect the ability of our customers to develop exploration programs, either generally or in a specific location where we have acquired seismic data and technological changes could make existing data obsolete.

•

The value of our multi-client data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data or more generally.

•	Any reduction in the economic value of such data will require us to write down its recorded value, which could have a material adverse effect on our results of operations.

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

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and will have in the future a significant effect upon our results of operations, which are reported in euros. For financial reporting purposes, depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a decreased value. Moreover, and in addition to the impact of the conversion of the U.S. dollar at a decreased value, since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, the depreciation of the U.S. dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of the date of this annual report, we estimate our annual fixed expenses in euros to approximately €400 million and as a result, an unfavorable variation of U.S.$0.1 in the average yearly exchange rate between the U.S. dollar and the euro would reduce our operating income and our shareholders’ equity by approximately U.S.$40 million. As of December 31, 2011 we and our subsidiaries whose functional currency is the euro had U.S.$-denominated assets and liabilities of U.S.$1,559.5 million and U.S.$1,483.8 million, respectively. Our net balance sheet exchange rate exposure was thus U.S.$75.7 million before hedging and U.S.$13.6 million after taking into account hedging arrangements of U.S.$62.2 million. As a result of our compliance with IAS 12 (Income Taxes), our results of operation are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns an asset is not the same as the currency used for taxation purposes.

Our working capital needs are difficult to forecast and may vary significantly, which could result in additional financing requirements that we may not be able to meet on satisfactory terms, or at all.

It is difficult for us to predict with certainty our working capital needs. This difficulty is due primarily to working capital requirements related to the marine seismic acquisition business and related to the development and introduction of new lines of geophysical equipment products. For example, under specific circumstances, we may have to extend the length of payment terms we grant to customers or may increase our inventories substantially. We may therefore be subject to significant and rapid increases in our working capital needs that we may have difficulty financing on satisfactory terms, or at all, due notably to limitations in our debt agreements or market conditions.

Our results of operations may be affected by fluctuations in fuel costs.

Our marine acquisition business, with a fleet of 19 seismic vessels, incurs significant fuel costs, which were approximately U.S.$184 million in 2011. Fuel costs can vary significantly depending on the supply location, local regulations and the price of crude oil at a given time. Only a portion of this variation can be contractually charged to or negotiated with the client. We therefore estimate that an increase by 20% of the average annual price of crude oil increases our fuel costs by approximately U.S.$25 million on our operating income.

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

Our ability to maintain or increase prices for our products and services depends in part on our ability to differentiate the value delivered by our products and services from those delivered by our competitors. Our proprietary technology plays an important role in this differentiation. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. Patents last up to 20 years, depending on the date of filing and the protection accorded by each country. We also enter into confidentiality and license agreements with our employees, customers and potential customers which limit access to and distribution of our technology. However, actions that we take to protect our proprietary rights may not be adequate to deter the misappropriation or independent third-party development of our technology. In addition, we may have lawsuits filed against us claiming that certain of our products, services, and technologies infringe the intellectual property rights of others. For example, we have been engaged since 2006 in litigation in the United States brought by our competitor ION Geophysical, which asserts patent violations in respect of digital sensor (DSU) technology used in some of Sercel’s seismic data acquisition products manufactured in the past in the United States. See “Item 4: Information on the Company — Legal Proceedings — ION litigation”. Although we do not believe that any current litigation involving our intellectual property rights or the intellectual rights of others will have a material impact on us, such litigation may take place in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States, which may limit our ability to pursue third parties that misappropriate our proprietary technology.

The nature of our business subjects us to significant ongoing operating risks for which we may not have adequate insurance or for which we may not be able to procure adequate insurance on acceptable terms, if at all.

We are exposed to significant ongoing operating risks:

•

Our seismic data acquisition activities, particularly in deepwater marine areas, are often conducted under harsh weather and other hazardous operating conditions, including the detonation of dynamite. These operations are subject to the risk of downtime or reduced productivity, as well as to the risks of loss to property and injury to personnel resulting from fires, accidental explosions, mechanical failures, spills, collisions, stranding, ice floes, high seas and natural disasters. In addition to losses caused by human errors and accidents, we may also be subject to losses resulting from, among other things, war, terrorist activities, piracy, political instability, business interruption, strikes and weather events;

•	Our extensive range of seismic products and services expose us to litigation and legal proceedings including those related to product liability, personal injury and contract liability; and

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

Our possible failure to attract and retain qualified employees may materially adversely affect our future business and operations.

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

We have had losses in the past and there is no assurance of our profitability for the future.

We have experienced losses in the past. In 2007 and 2008, our net profit attributable to shareholders amounted to €245.5 million and €332.8 million, respectively. In 2009, 2010 and 2011, we recorded a net loss attributable to shareholders of €264.3 million, €54.6 million and €19.0 million, respectively. There is therefore no assurance as to our profitability for the future.

Our auditors, like other independent registered public accounting firms operating in France, are not permitted to be subject to inspection by the Public Company Accounting Oversight Board.

Our auditors, like other independent registered public accounting firms operating in France, are not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firms that issue the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board, or PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with SEC rules and PCAOB professional standards. Because our auditors are registered public accounting firms in France, a jurisdiction where the PCAOB is not currently permitted under French law to conduct inspections pending a mutual agreement between the PCAOB and the French authorities, our auditors, like other independent registered public accounting firms in France, are currently not inspected by the PCAOB.

Inspections of audit firms that the PCAOB has conducted where allowed have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in France prevent the PCAOB from regularly evaluating our auditors’ audits and quality control procedures. As a result, the inability of the PCAOB to conduct inspections of auditors in France may deprive investors of the benefits of PCAOB inspections.

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

•	Laws or regulations restricting the use of fossil fuels or taxing such fuels and governmental policies regarding atmospheric emissions and use of alternative energy;

•	Levels of oil and gas production;

•	The rate of decline of existing and new oil and gas reserves;

•	Oil and gas inventory levels and market supply delays;

•	The price and availability of alternative fuels;

•	Policies of governments regarding the exploration for and production and development of oil and gas reserves in their territories; and

•

Global weather conditions, with warmer temperatures decreasing demand for products such as heating oil and extreme weather events potentially disrupting oil and gas exploration or production operations.

Increases in oil and natural gas prices may not increase demand for our services or otherwise have a positive effect on our financial condition or results of operations. Forecasted trends in oil and gas exploration and development activities may not continue and demand for our products may not reflect the level of activity in the industry. For example, at the end of 2009, there were indications that oil and gas companies would increase their exploration expenses, leading to a rebound in demand. Most seismic companies then accelerated the launch of new capacities or released vessels that had been removed from operation to anticipate the beginning of a new growth cycle. But the Deepwater Horizon platform disaster in April 2010 severely reduced the demand for seismic studies in the Gulf of Mexico. Demand in marine seismic capacity grew elsewhere as expected, but not enough to offset the reduction in the number of vessels operating in the Gulf of Mexico. Consequently, a sustained imbalance between supply and demand continued through 2010 and 2011 and prices remained flat.

Our backlog includes contracts that can be unilaterally terminated at the client’s option.

In accordance with industry practice, contracts for the provision of seismic services typically can be canceled at the sole discretion of the client without payment of significant cancellation costs to the service provider. As a result, even if contracts are recorded in backlog, there can be no assurance that such contracts will be wholly executed by us and generate actual revenue, or even that the total costs already incurred by us in connection with the contract would be covered in full pursuant to any cancellation clause.

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

We have taken significant measures to adapt our fleet to changes in the seismic market, and we may take additional temporary measures in the future that could impose exceptional charges.

In order to adjust to reduced demand in the seismic market and to reposition our fleet toward the high-end of that market (more than 10 streamers), we decided in 2009 to reduce our fleet capacity to 19 vessels by decommissioning nine medium-capacity 2D and 3D vessels. This decommissioning program was fully completed as of September 30, 2010. In 2010, we began implementing a propulsion and streamer upgrade plan in respect of four vessels (Viking Vanquish, Oceanic Phoenix (formerly named Geowave Master), Oceanic Endeavour (formerly named Geowave Endeavour) and Geowave Champion). All of these upgrades have been completed except for the Geowave Champion, which is currently dry docked and is scheduled to be released from the yard at the beginning of the second quarter of 2012. The vessel upgrade plan reduced our vessel availability rate by approximately five points over 2011 and we estimate it will reduce the vessel availability rate by approximately two points in 2012. In an effort to reposition the 3D fleet toward high capacity vessels, we intend to terminate our charter contract for the eight streamer Geowave Commander vessel prior to its scheduled expiration in 2013. Conditions in the seismic market could lead us to further adjust our marine acquisition capacity on a temporary basis, for example by cold stacking some of our vessels, which could trigger additional exceptional charges.

We have high levels of fixed costs that are incurred regardless of our level of business activity.

We have high fixed costs and data acquisition activities that require substantial capital expenditures. As a result, downtime or low productivity due to reduced demand, weather interruptions, equipment failures, permit delays or other circumstances that affect our ability to generate revenue could result in significant operating losses.

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

Our operations are subject to a variety of international, federal, provincial, state, foreign and local laws and regulations, including environmental, health and safety and labor laws. We invest financial and managerial resources to maintain compliance with these laws and related permit requirements. Our failure to do so could result in fines or penalties, enforcement actions, claims for personal injury or property damages, or obligations to investigate and/or remediate contamination. Failure to obtain the required permits on a timely basis may also prevent us from operating in some cases, resulting in crew downtime and operating losses. Moreover, if applicable laws and regulations, including environmental, health and safety requirements, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated. The adoption of laws and regulations that directly or indirectly curtail exploration by oil and gas companies could also materially adversely affect our operations by reducing the demand for our geophysical products and services.

We may be affected by new environmental laws or regulations intended to limit or reduce emissions of gases, such as carbon dioxide and methane, which may be contributing to climate change, and these laws or regulations may affect our operations or, more generally, the production and demand for fossil fuels such as oil and gas. The European Union has already established greenhouse gas regulations, and many other countries, including the United States, may do so in the future. This could impose additional direct or indirect costs on us as our suppliers incur additional compliance costs that get passed on to us or as our customers reduce their demand for our products or services.

In the United States, new regulations governing oil and gas exploration and development were put in place following the Deepwater Horizon platform disaster in the Gulf of Mexico. These new regulations may have a significant financial impact on oil and gas companies that wish to carry out exploration and development projects in deep water Gulf of Mexico. Our client mix could be altered with the disappearance of small and medium sized players, which could decrease our sales of multi-client data. In December 2011, the United States government organized the first lease of blocks since April 2010 and has announced a second lease sale of blocks for June 2012.

Risks related to our indebtedness

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.

We have a significant amount of debt. As of December 31, 2011, our net financial debt (which we define as gross financial debt less cash and cash equivalents), total assets and shareholders’ equity were €1,090 million (U.S.$1,410 million), €5,556 million (U.S.$7,189 million) and €2,939 million (U.S.$3,802 million), respectively. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years.

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

The indentures governing our senior notes (9 1/2% Senior Notes due 2016, 7 3/4% Senior Notes due 2017 and 6 1/2% Senior Notes due 2021) and the agreements governing our U.S. and French senior revolving facilities contain restrictive covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

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

Complying with the restrictions contained in some of these covenants requires us to meet certain ratios and tests, relating notably, to interest coverage and net indebtedness. The requirement that we comply with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, or withstand a continuing or future downturn in our business.

Our French revolving facility, as amended on December 15, 2011, requires that we meet the following ratios and tests:

•

a maximum ratio of total net debt to EBITDA of 2.50:1 at the end of each quarter for the 12-month testing period ending December 31, 2012; and 2.25:1 at the end of each quarter for the 12-month testing period ending December 31, 2013;

•

a minimum ratio of EBITDA to total interest costs of 3.50:1 at the end of each quarter for the 12-month testing period ending December 31, 2012; and 4.00:1 at the end of each quarter for the 12-month testing period ending December 31, 2013, and

•	the aggregate amount of our net capital expenditures in any fiscal year may not exceed the greater of U.S.$600 million and 50% of EBITDA for such fiscal year.

Our U.S. revolving facility, as amended on December 15, 2011, requires that we meet the following ratios, which are tested quarterly:

•	a maximum ratio of total net debt to EBITDA of 2.50:1; and

•	a minimum ratio of EBITDA to total interest costs of 3.00:1.

If we are unable to comply with the restrictions and covenants in the indentures governing our senior notes, the agreements governing our U.S. and French senior revolving facilities and other current and future debt agreements, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of repayment.

If we are unable to comply with the restrictions and covenants in the indentures governing our senior notes or in other current or future debt agreements, including those governing our U.S. and French senior revolving facilities, there could be a default under the terms of these indentures and agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In the event of a default under these agreements, lenders could terminate their commitments to lend or accelerate the loans or bonds and declare all amounts outstanding due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us.

We and our subsidiaries may incur substantially more debt.

We and our subsidiaries may incur substantial additional debt (including secured debt) in the future. The terms of the indentures governing our senior notes and the agreements governing our U.S. and French senior revolving facilities and our other existing senior indebtedness limit, but do not prohibit, us and our subsidiaries from doing so. As of December 31, 2011, the US and French revolving credit facilities were undrawn, and we had long-term confirmed and undrawn credit lines amounting to €216 million (U.S.$279 million).

If new debt is added to our current debt levels, the related risks for us could intensify.

To service our indebtedness and make capital expenditures, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures, depends in part on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that we will generate sufficient cash flow from operations to realize operating improvements on schedule or that future cash from operations and borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Disruptions in the capital and credit markets, as have been experienced since 2008, could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness, including our ability to draw on our existing credit facilities or enter into new credit facilities. Banks that are party to our existing credit facilities may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Increases in interest rates could adversely affect our results of operations.

A majority of our debt consists of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, our interest expenses on this debt vary in line with movements in short-term interest rates.

The following table shows our variable interest rate exposure by maturity as of December 31, 2011:

December 31, 2011	Overnight to 1 Year	1 to 5 Years	More than 5 Years
	(In millions of euros)
Financial liabilities(1)	27	30	—
Financial assets(2)	286	—	—
Net position before hedging(3)	259	(30)	—
Off-balance sheet position	—	—	—
Net position after hedging(3)	259	(30)	—

(1)	Excluding bank overdrafts and accrued interest but including employee profit-sharing
(2)	Invested cash and equivalents
(3)	Net assets/(liabilities)

As of December 31, 2011, our variable-rate assets (net of liabilities) maturing in less than one year totaled €259 million.

Item	4: INFORMATION ON THE COMPANY

Introduction

We are a global participant in the geophysical seismic industry, as both a manufacturer of geophysical equipment and a provider of a wide range of seismic services in data acquisition and processing both onshore and offshore, principally to clients in the oil and gas exploration and production industry. In accordance with our internal reporting system, operations are organized into two segments, which we use to manage and measure our performance: Services and Equipment.

Our geophysical Equipment segment operates through our subsidiary Sercel, the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and marine seismic markets.

Our geophysical Services segment is composed of the following divisions:

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

We have more than 100 years of combined operating experience (through CGG and Veritas) and a recognized track record of technological leadership in the science of geophysics. We believe we are well placed to capitalize on the growing importance of seismic technology to enhance the exploration and production performance of our broad base of clients, which includes independent, international and national oil companies.

For the year ended December 31, 2011, Services accounted for 72% and Equipment accounted for 28% of our consolidated operating revenues. 22% of our consolidated operating revenues were from North America, 20% from Latin America, 36% from Europe, Africa, Middle East, and 22% from Asia Pacific.

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

To achieve this objective, we have adopted the following strategies:

Actively respond to the current market conditions.

The volatile and adverse global market and economic conditions commencing in late 2008 and the decreased level of capital expenditures by oil and gas companies adversely affected demand for seismic products and services in 2009. Demand started to recover in 2010 as exploration expenses of oil and gas companies began to increase again. In response to current market conditions, we are rigorously reducing costs across the organization in line with our market outlook. We adjusted our fleet capacity by decommissioning and removing vessels from our fleet in 2009 and 2010 and by postponing to 2010 and 2011 new builds ordered in 2007. In addition, to meet current and future market demand, in particular for increased streamers per vessels, we upgraded one vessel in 2010 and two vessels in 2011. A fourth vessel is currently being upgraded and is scheduled to return to operations in the second quarter of 2012. See “Services — Marine Business — Marine Seismic Acquisition Fleet”. In addition, in 2011 we took a disciplined approach to capital spending in order to focus on our priority of free cash flow generation. We stabilized capital spending on our multi-client library in 2010 and 2011 and plan to increase our multi-client spending in 2012 as we return to the Gulf of Mexico. We are also maintaining strong research and development spending levels and further increasing our focus on leadership in advanced technology.

Focus on growth areas for geophysical services.

We believe that our proprietary equipment and software provide us with a competitive advantage in specific growth markets, such as data acquisition in transition zones and difficult terrain, where recent technological advances have made seismic acquisition more feasible. We intend to focus on developing our technological capabilities in emerging markets for geophysical services, such as reservoir appraisal and production monitoring. We also believe that we have unique experience and expertise in complex land seismic acquisition projects in both desert and arctic regions. Furthermore, we believe our geographic footprint will allow us to respond to the growing demand for seismic imaging and reservoir solutions.

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

Given the growing importance of geophysics in reservoir characterization, we intend to further develop the synergies between our leading network of 43 data processing centers and reservoir services through continuous innovation to allow for increased integration of data processing into reservoir studies, which will provide enhanced reservoir knowledge and allow for improved exploitation. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated services. With the increasing use of wide-azimuth and high resolution surveys and the growing demand for advanced imaging capabilities, we also intend to increase our processing capability in developing disciplines, such as reservoir description and monitoring, including wide-azimuth, multi-component and 4D studies. We also plan to continue promoting and developing our dedicated processing centers within our clients’ offices and developing our regional centers. We plan as well to develop reservoir interpretative solutions, notably through the Hampson-Russell software that has delivered innovative interpretive solutions since 1987. Hampson-Russell software makes sophisticated technology accessible to the working geophysicist. It has an installed base of more than 1,400 licenses at over 500 petroleum and service companies worldwide.

We also intend to set up additional targeted partnerships through joint-ventures (JVs) in order to address specific market segments or to gain a privileged access to high potential local geographical markets. During the last two years, we established a JV with Gardline in the marine market segment in May 2010 and a JV with Petrovietnam Technical Services Corporation (PTSC) for the Vietnamese offshore market in March 2012 (announced in December 2010), and we announced a JV with PT Elnusa Tbk (Elnusa) for the Indonesian offshore market in February 2011.

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

The significant technological developments in seismic services over the last decade have produced a marked change in the sector. The development of 4D and wide-azimuth techniques (providing time lapse views and enhanced illumination of the reservoir as well as improved image resolution) now allows operators to better locate and monitor reservoir performance. This possibility broadens the use of seismic techniques from pure exploration (early cycle) into a tool for reservoir development, management and production (late cycle). Importantly, these techniques require more vessel time than traditional data acquisition. For example, three to six times more vessel time is required to shoot wide-azimuth data than is required for traditional 3D.

Three octaves of signal are generally considered necessary for adequate seismic resolution; therefore, in order to achieve sufficient bandwidth in areas where high frequencies are limited, it is necessary to extend the low frequencies. When less attenuated, low frequencies allow for clearer images much deeper into the earth, whereas high frequencies enhance the image resolution at a level never attained before. Conventional marine streamer acquisition lacks sufficient signal-to-noise ratios in the 2-7 Hz bandwidth due to streamer depth, streamer tow noise, source array configuration, source depth and source bubble. BroadSeis, a variable-depth streamer broadband solution, improves considerably the quality of data acquired by streamers by widening the range of recorded frequencies. BroadSeis relies on the combination of three differentiation factors developed by us: (i) the Sercel solid streamer, the most quiet in the market; (ii) an original acquisition set-up based on a specific positioning of streamers at variable depth in water; and (iii) innovative processing algorithms that are adapted to this specific acquisition configuration. Patent applications have been filed for the different components to ensure we maintain exclusive rights over this technique. BroadSeis was launched in 2010. Since its introduction, approximately 30 acquisitions have been carried out, most of them in association with customers, which we believe indicates a real interest for this new technology. The commercialization phase of BroadSeis is enabling CGGVeritas to quickly expand the use of this process, which will be a key differentiation factor for our marine acquisition from 2012.

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

Our strategy is to continue our high level of investment in research and development to reinforce our technological leadership. We also intend to take advantage of our full range of integrated services to enhance our position as a market leader in:

•	land and transition zone seismic data acquisition systems and know-how;

•	innovative marine and seabed acquisition systems and services;

•	seismic data processing and reservoir services; and

•	manufacturing of land, marine and subsea data acquisition equipment.

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

Develop well-positioned data libraries.

We will continue to develop large multi-client libraries in key basins throughout the world where the industry focuses its exploration budgets. We intend to take advantage of our recent vintage, well-positioned seismic data libraries and will capitalize on our strong experience in wide azimuth technology. For instance in the Gulf of Mexico, the industry’s growing interest in wide-azimuth technology to explore complex geological environments has translated into high pre-funding levels for our Walker Ridge, Green Canyon, Garden Banks and Three Corners surveys. We plan to start a new multi-client survey in the US waters of the Gulf of Mexico in 2012. Similarly, we will continue to expand the footprint of our multi-client library in Brazil and in the North Sea with the introduction of our new BroadSeis acquisition technology.

Onshore, our land library offers additional potential in North America, particularly in the shale gas plays where we started a significant onshore program in the Marcellus basin in 2011. We believe that our seismic data library is a strength in a market where a global library portfolio is increasingly attractive to clients.

Develop reservoir applications.

While seismic data was historically used primarily by oil and gas companies for exploration purposes, it has become a recognized tool for field development and reservoir management. We are progressively extending our core business towards compiling and analyzing seismic data of existing reservoirs in response to this trend. Through high-resolution images and our expertise in 4D seismic and permanent monitoring, we aim to assist hydrocarbon producers in better characterizing and predicting the static properties and dynamic behavior of their reservoirs.

Enhance our cash liquidity position.

We are also taking steps to enhance our cash liquidity position, increase our flexibility under our credit facilities, extend our existing debt maturities, and bolster our balance sheet in an uncertain global economic environment. To those ends, we redeemed U.S.$530 million of our 7 1/2% Senior Notes due 2015 with the proceeds of our OCEANE convertible bonds issued in January 2011 and a portion of the proceeds of our 6 1/2% Senior Notes due 2021 issued in May 2011. We also repaid the U.S.$508 million outstanding under the term loan B of our U.S. senior facilities (of which U.S.$164 million, was to mature in 2014 and U.S.$343 million was to mature in 2016) with a portion of the proceeds of our 6 1/2% Senior Notes due 2021. In addition, we amended our U.S. and French revolving credit facilities on December 15, 2011 to improve the flexibility under our non-financial covenants and extend some of the final debt maturities under our U.S. revolving facility.

Industry Conditions

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices and the ability of our customers, particularly the small independent oil and gas companies, to secure financing for their projects. On the seismic supply side, decisions for capacity adjustments are based on estimates of demand for seismic services in the coming months (for land crews) or in the next two to three years (for marine seismic vessels). As a result, the supply and demand balance in seismic services is affected by decisions that were made up to three years earlier based on projected demand and from actual exploration expense levels of oil and gas companies.

In this context, we believe that the short-term outlook for the geophysical services sector, particularly the marine segment, is characterized by a continuing recovery in demand that will eventually satisfy the current market overcapacity and trigger price increase in 2012. We also believe that this continuing recovery in demand should sustain the current investment level in seismic equipment. Our short-term outlook is based on the following market analyses:

•

The strong recession experienced in geophysical services from mid-2008 to the end of 2009 led to a significant decrease in volume and prices, resulting in an overcapacity in marine and land seismic markets. At the end of 2009, there were clear signs that oil and gas companies would increase their exploration expenses which would trigger a rebound in demand. Most seismic companies then accelerated the launch of new capacities or released vessels that had been removed from operation to anticipate the beginning of a new growth cycle. The Deepwater Horizon platform disaster in April

2010 that resulted in a huge oil spill in the Macondo oil field in the Gulf of Mexico has severely reduced the demand for seismic studies in this part of the world. Demand in marine seismic grew elsewhere as expected, but not enough to offset the reduction in the number of vessels shooting in the Gulf of Mexico. Consequently, a sustained imbalance between supply and demand continued through 2010 and 2011 and prices stayed flat. Activity in the Gulf of Mexico is expected to recover in 2012, which combined with an increase in demand in offshore Angola and an expected strong North Sea summer season, should outstrip supply and translate into an increase in marine prices. Similarly in land seismic, demand rebounded but without any effect on prices. This growth in volume has nevertheless benefited the equipment sector, both for marine equipment (with new vessels released into the market and upgrades of old vessels), and for land equipment (with an overall increase in the average number of channels per crew for denser acquisitions).

•

In 2012, we expect oil and gas companies, supported by sustained higher oil prices, should continue to increase their exploration and production expenses by 10 to 15%, with a stronger emphasis on exploration, leading to increased demand for both marine and land seismic surveys. In marine seismic, we expect the market to be balanced during the second quarter of 2012. The land seismic market should stay vigorous in our key regions including in winter in North America. Processing, Imaging and Reservoir activity should benefit from the global increase in volumes and sophisticated imaging services for subsalt or sub-basalt offshore exploration. Multi-client activity will continue to be closely linked to the schedule of the bid rounds for the Gulf of Mexico.

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

Each year, three to four million barrels of new oil have to be found in deeper and more complex geology in order to offset the declining rates of the existing reserves. Gas production from shale rocks, where seismic studies are used to enhance the yield, has developed remarkably well in North America, and may expand to other continents. We expect these fundamental trends to continue to drive increased demand for high-end seismic equipment and services in the medium-term. We believe that we are in a strong position to benefit from these long term trends.

History and Development of the Company

Compagnie Générale de Géophysique (CGG) was established on July 23, 1931 to develop and market geophysical techniques for appraising underground geological resources. Since that time, CGG gradually specialized in seismic techniques adapted to oil and gas exploration and production, while continuing to develop a broad range of other geophysical activities. In 2007, CGG acquired Veritas DGC Inc. through a part cash, part stock transaction. CGG was renamed Compagnie Générale de Géophysique-Veritas (“CGGVeritas”), a société anonyme incorporated under the laws of the Republic of France and operating under the French Code de commerce, with a duration until 2030.

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

Business Overview

Our operations have historically been organized into two main segments: Services and Equipment. Services accounted for 72% and Equipment accounted for 28% of our consolidated revenues for the year ended December 31, 2011. The commercial activities for Equipment and Services are carried out in 18 key countries or geomarkets. In 2011, our two most significant customers accounted for 13.0% and 3.0% of our consolidated revenues compared with 6.9% and 6.0% in 2010 and 6.8% and 5.3% in 2009.

Operating Revenues Data

Revenues by Activity

The following table sets forth our consolidated operating revenues by activity in millions of euros or dollars, as the case may be, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2011			2010			2009
	M€	MU.S.$	%	M€	MU.S.$	%	M€	MU.S.$	%
Contract Land acquisition	265.6	372.8	12%	286.9	381.4	13%	274.2	381.8	12%
Multi-Client Land acquisition	93.7	131.5	4%	109.9	145.9	5%	73.0	101.6	4%
Total Land acquisition	359.3	504.3	16%	396.8	527.3	18%	347.2	483.4	16%
Contract Marine acquisition	696.2	977.1	31%	585.2	778.1	27%	774.4	1,078.1	35%
Multi-Client Marine acquisition	260.3	365.4	11%	292.2	388.4	14%	297.2	413.7	13%
Total Marine acquisition	956.5	1,342.5	42%	877.4	1,166.5	41%	1,071.6	1,491.8	48%
Processing, Imaging & Reservoir	315.5	442.7	14%	292.7	389.1	13%	289.6	403.3	13%
Total Services	1,631.3	2,289.5	72%	1,566.9	2,082.9	72%	1,708.4	2,378.5	77%
Total Equipment	636.4	890.9	28%	619.2	821.3	28%	524.8	730.8	23%
Total	2,267.7	3,180.4	100%	2,186.1	2,904.2	100%	2,233.2	3,109.3	100%

Revenues by Region (by location of customers)

The following table sets forth our consolidated operating revenues by region in millions of euros or dollars, as the case may be, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2011			2010			2009
	M€	MU.S.$	%	M€	MU.S.$	%	M€	MU.S.$	%
North America	502.4	704.9	22%	584.5	776.5	27%	501.5	698.3	22%
Latin America	457.0	641.2	20%	296.1	393.4	13%	156.8	218.3	7%
Europe, Africa & Middle East	808.9	1,133.7	36%	866.8	1,151.5	40%	982.1	1,367.3	44%
Asia Pacific	499.4	700.7	22%	438.7	582.8	20%	592.8	825.4	27%
Total	2,267.7	3,180.4	100%	2,186.1	2,904.2	100%	2,233.2	3,109.3	100%

Services

Our geophysical Services segment is composed of the following divisions:

•	land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

•	processing, imaging and reservoir: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.

As part of a global group reorganization, we reorganized the structure of our Services segment in July 2010. Our Services segment was previously organized by region. Since July 2010, our Services segment has been organized by division.

Land Business

Land Seismic Acquisition

Land seismic acquisition includes all seismic surveying techniques where the recording sensor is either in direct contact with, or in close proximity to, the ground. Our Land division offers integrated services, including the acquisition and on site processing of seismic data on land, in transition zones and on the ocean floor (shallow water and seabed surveys). We undertake land surveys on both a contract and multi-client basis.

We are a significant land seismic acquisition contractor worldwide, including in North America, and particularly in areas requiring specific technologies (such as the high-channel count crews in the Middle-East) and operational expertise (such as arctic or shallow water operations). In 2011, we had an average of 19 active land crews performing 3D and 2D seismic surveys. Total land seismic activities — contract and multi-client surveys — accounted for 16% of our consolidated operating revenues in 2011. Contracts for land seismic acquisition accounted for 12% and land multi-client surveys accounted for 4% of our consolidated operating revenue in 2011.

Our land operations include surveying and recording crews. Surveying crews lay out the lines to be recorded and mark the sites for shot-hole placement or equipment location (except for “stackless” operations where the sources locations are indicated through GPS tools rather than marked on the field). Recording crews produce acoustic impulses and use recording units to synchronize the shooting and record the seismic signals via geophones. On a land survey where explosives are used as the acoustic source, the recording crew is supported by several drill crews. Drill crews operate ahead of the recording crew and bore shallow holes for explosive charges which, when detonated by the recording crew, produce the necessary acoustic impulse. Seismic surveying in transition zones and on the sea-bed is carried out by laying cables or other stationary measuring devices on the ocean floor.

Land seismic crews are equipped with advanced equipment and software adapted to the various types of terrain and conditions, including: the Sercel 428XL seismic data recorders; the Sercel SeaRay bay cable and the Trilobite autonomous recording node for sea-bed operations; the Sercel Nomad 65 and Nomad 90 vibrators, the Sercel VE 464 vibrator electronic control system used to synchronize and verify the emission of acoustical waves by vibrators; DSU3 Sercel digital 3 components sensors; Sercel Unite onshore wireless acquisition system; patented high vibroseis technologies such as HPVA and V1 which seek to increase the productivity of a crew; patented vibroseis broadband solution (EmphaSeis) which seek to broaden the frequency content of the signal emitted combined with specific acquisition and processing technologies; and on-site processing software for acquired data.

We believe that our technology and our experience enable us to offer high quality, fully integrated land seismic services. We have pioneered real-time positioning of geophones and seismic sources, quality control of positioning during land surveys, simultaneous shooting technologies and on-site processing, which together increase the accuracy and efficiency of such surveys.

One of the challenges inherent in land seismic acquisition surveys is gathering data without disrupting the sensitive ecosystems in which such surveys are frequently located. We have developed a strong position in environmentally sensitive zones, such as mountainous regions, tropical forests, swamps and arctic areas, by following a strict policy of preserving the natural environment to the extent possible. We also work in conjunction with the local community at site locations, hiring local employees and obtaining necessary local authorizations to alleviate potential opposition to our operations.

The difficulty of access to survey sites is a major factor in determining the number of personnel required to carry out a survey and the cost of a survey. A full crew for a land, transition zone or shallow water survey may range from a total of less than 100 to a few thousand members (principally composed of local employees in the latter case), and the cost of a survey can range from several hundred thousand to several million dollars per month, depending on the size of the team and the type and difficulty of the survey.

We work closely with our clients to plan surveys in accordance with their technical specifications while optimizing the resources required. This provides us with a competitive advantage in being selected to carry out surveys, whether such surveys are awarded based on competitive bids or directly negotiated agreements with clients. We regularly conduct land seismic acquisition surveys for national and international oil companies.

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

In Saudi Arabia, our land seismic acquisition activities are conducted through Arabian Geophysical & Surveying Co. (“Argas”), a joint venture owned 49% by us and 51% by TAQA, our local partner. Our other Middle East operations are conducted through Ardiseis FZCO, a joint venture owned 51% by us and 49% by TAQA.

Land Multi-Client Library

In 2011, we invested U.S.$130 million (€92 million) in land multi-client seismic surveys, in the Marcellus (Pennsylvania) and Haynesville (Louisiana) shale gas basins. A small project targeting a new shale oil play in Saskatchewan, Canada was completed in December 2011. Total revenues from multi-client land seismic surveys in 2011 were U.S.$132 million (€94 million), a 10% decrease in dollar terms year on year reflecting a weak price of gas in the North American market. Multi-client after-sales were U.S.$32 million (€23 million). The pre-financing level was 76% and as of December 31, 2011, the net book value of our land multi-client library was U.S.$136 million (€105 million).

Land Seismic Acquisition Business Development Strategy

Our land seismic acquisition services are geographically and technologically well placed for high-end positioning and further development of local partnerships. Our Land strategy remains focused on differentiation and operational excellence rather than market share, and we try to avoid commoditized markets where price is the only differentiator. In that context, we have developed a unique expertise in North America’s arctic regions, in the Middle-Eastern and North African deserts and in shallow water / transition zone areas, where we expect significant market growth and strong demand for high-end technologies.

In North America, and after years of largely commoditized seismic acquisition, (especially in the United States), we believe that the demand for land seismic acquisition services and for technology in particular will accelerate for contract and multi-client activities, driven by the strong development of shale plays and oil sands. This should represent an opportunity for our Land activity, both multi-client and contract, and our newly-created monitoring solutions group, which offers both passive (micro-seismic) and active (Seismovie, our patented buried source / receiver technology) technologies, and which we expect to grow strongly in the future.

In other geographical areas, the national oil companies are notably requesting increasingly advanced technologies, either in desert areas with very large channel count crews and high vibroseis productivity, or complex shallow water surveys using Ocean Bottom Cables such as the 4C Sercel SeaRay system. Our strategy for the land acquisition division is therefore to:

•	focus our presence in certain geographic markets, such as North America, Africa and the Middle East, where we believe we have a competitive advantage;

•

serve the increasing demand for high-resolution land seismic acquisition and high-end technology, through the expanded use of our UltraSeis broadband solutions, combining state of the art seismic equipment, fit-for-purpose wide azimuth geometries, superior processing technologies, patentend high-productivity vibroseis technologies such as HPVA and V1 and our proprietary EmphaSeis broadband vibroseis technology, which have been successfully implemented in the Middle East, North Africa and North America;

•	accelerate the development of our Land Monitoring solutions where our proprietary technologies (Seismovie for onshore 4D monitoring and microseismic) are gaining visible market acceptance;

•	further reinforce our leadership position on ultra-high channel count crews, expected to grow significantly in the Middle East following our recent successes in Saudi Arabia, Qatar and Oman;

•

further expand our shallow water and OBS capabilities to address solid market growth (following recent successes in Saudi Arabia where we operate two large OBC contracts using Sercel SeaRay bay cable technologies, and the introduction of our proprietary Trilobite nodes) with the availability of the first thousand nodes crew planned for early 2012;

•

optimize our presence in North America to take advantage of the demand for seismic services and technology driven by strong shale plays activity to better offset the seasonality effect. We believe that the increased presence of major oil companies with a strong appetite for technology and stringent HSE requirements, the drive towards wireless technologies (where Sercel Unite technology represent an effective solution) as well as the development of our integrated shale gas solution are positive indicators for our ability to target high-end acquisitions; and

•

continue to promote our expertise in harsh environments, sensitive areas (in terms of environmental or community concerns), and in management of complex projects where barriers to entry are higher and pricing competition less intense.

We also plan to continue investing in multi-client land seismic data libraries, especially in the U.S, where we have a strong and recent vintage library.

Marine Business

Marine Seismic Acquisition

With a fleet of 19 vessels at the end of 2011, we provide a full range of 3D and 2D marine seismic services, principally in the Gulf of Mexico, the North Sea and off the coasts of West Africa and Brazil, as well as in the Asia-Pacific region. We also have expertise in frontier areas and have been pioneering in the Arctic seas and the East coast of Africa.

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

We operated 92% of our high-end 3D fleet on contract marine acquisition in 2011.

Total marine seismic activities — contract and multi-client surveys — accounted for 42% of our consolidated operating revenue in 2011. Marine seismic acquisition contracts accounted for 31% and multi-client marine accounted for 11% of our consolidated operating revenue in 2011.

Marine Seismic Acquisition Fleet

As of December 31, 2011, our fleet was composed of 19 vessels, including 11 3D high capacity vessels (12 or more streamers), two 10 streamer 3D vessels, three 8 streamer 3D vessels and three 3D/2D vessels of lower capacity. A fleet of this size allows us to increase our geographical coverage and minimize unproductive time by reducing vessels’ transit between areas of operation. Each vessel is equipped with geophysical recording instrumentation, digital geophysical streamer cable, cable location and geophysical data location systems, multiple navigation systems, a source control system that controls the synchronization of the energy source, and a firing system that generates the acoustic impulses. Streamer cables contain hydrophones that receive the acoustic impulses reflected by variations in the subsurface strata.

The CGG Alizé, Oceanic Challenger, Symphony, Viking Vision, Viking Vanquish, Oceanic Endeavour, Geowave Voyager, Geowave Champion, Oceanic Phoenix, Oceanic Vega and Oceanic Sirius (delivered to us and offered to clients in October 2011) can already deploy more than 12 streamers simultaneously.

Most 3D high capacity vessels are equipped with Sentinel solid streamers, which provide several advantages over liquid streamers, such as acquiring surveys in tougher sea conditions, improving the frequency content and signal-to-noise ratio of the recorded data and minimize environmental impacts.

In 2011, we continued the modernization program of our fleet with the introduction of three additional Nautilus positioning and control systems for the streamers on the Oceanic Sirius, Oceanic Endeavour and Oceanic Phoenix.

Our 2D vessels are used for 2D surveys or, when required, as source vessels for more complex operations, which have higher margins, such as for wide azimuth or complex undershooting surveys.

In addition, in 2010 we began an upgrade plan for our fleet of seismic vessels, aiming at a stronger position in the 12+ streamer segment. In line with this plan, after the upgrade of the Viking Vanquish in 2010, three other vessels were upgraded in 2011. The Oceanic Phoenix and the Oceanic Endeavour returned to the fleet during the second quarter of 2011 and the Geowave Champion entered the dockyard in fourth quarter of 2011 for an upgrade of its propulsion systems and streamers.

As part of our efforts to reposition the 3D fleet towards the very high-capacity market segment (more than 10 streamers), we plan to cancel the charter of the Geowave Commander, a vessel able to tow only 8 streamers, in 2012, prior to its scheduled expiration date in mid-2013. In anticipation of this move, we stopped commercializing the Geowave Commander in June 2011.

These steps are part of the savings plan announced by the Group at the end of 2010, which resulted into a restructuration cost of U.S.$37 million.

We further enhanced the management of our fleet by transferring our ship management contracts, previously with Eidesvik, to a newly formed joint venture: CGGVeritas Eidesvik Shipmanagement AS.

We own some of the vessels in our fleet, are co-owners of three vessels (CGG Alizé, Oceanic Vega and Oceanic Sirius) and operate the rest under charter agreements. The Group fully owns the following 3D vessels: Oceanic Challenger, Amadeus, Geowave Voyager (since January 2011) and Symphony.

As part of our strategy to modernize and upgrade our fleet, we entered into an agreement with Eidesvik Seismic Vessel AS in 2007 for the supply of two large newly-built seismic vessels. The design of these two vessels includes the latest technological developments, and particularly Ulstein Design AS’s most recent X-Bow design. The first vessel, the Oceanic Vega, was delivered in July 2010. The second vessel, the Oceanic Sirius, was delivered in October 2011. Both vessels are under a 12-year bareboat charter with joint ventures (Eidesvik Seismic Vessels AS and Oceanic Seismic Vessels AS). These two innovative, high capacity vessels are key components of our strategy of progressive fleet renewal, involving the staged retirement of the former generation of lower capacity vessels in conjunction with the introduction of these new platforms. The new vessels are purpose-designed for the efficient deployment of industry-leading Sercel solid streamer technology and Nautilus steerable streamer capability and configured for spreads of up to 16 long streamers, or 20 streamers for high-density applications.

In 2011, the Elnusa Finder (formerly named the Pacific Finder) replaced the Veritas Voyager, which was decommissioned in April at the end of its contract. Its ship management contract was transferred to the joint venture PT. Elnusa-CGGVeritas Seismic on December 22, 2011.

The Amadeus was contributed in March 2012 to a joint venture with Petrovietnam Technical Services Corporation (PTSC).

The following table provides certain information concerning the seismic vessels we currently operate.

Vessel name	Building Year	Upgrade year	Integration year	Ship management expiry	Extension options(1)	2D/3D	Maximum no. of streamers(2)	Vessel length (m)
CGG Alizé(9)	1999	n/a	1999	March 2014	n/a	3D	16	101
Amadeus	1999	n/a	2001	Owned	n/a	3D	8	84
Oceanic Challenger	2000	2005	2005	Owned	n/a	3D	12	91
Princess	1986	2001	2005	Owned	n/a	2D	3	76
Symphony	1988	1999	2001	Owned	n/a	3D	12	121
Veritas Viking	1998	2006	2007	December 2015	2x3 years + 1x17 months	3D	10	93
Viking II(9)	1999	n/a	2007	May 2015	n/a	3D	8	93
Viking Vanquish(9)	1999	2007	2007	November 2020	n/a	3D	12	93
Veritas Vantage(9)	2002	n/a	2007	June 2016	n/a	3D	10	93
Viking Vision	1993	2007	2007	July 2017	2x5 years	3D	14	105
Bergen Surveyor	1972	1997	2009	December 2012	5x1 year	3D	2	66
Geowave Commander	1997	2006	2009	May 2013	10x1 year	3D	8	85
Geowave Champion(4)	1994	2012	2009	December 2019	n/a	3D	12/14	107
Oceanic Phoenix(5)	2000	2011	2009	March 2019	10x1 year	3D	12/14	101
Geowave Voyager(3)	2005	2009	2009	Owned	10x1 year	3D	12	83
Oceanic Endeavour(6)	2007	2011	2009	April 2018	2x5 years	3D	16	92
Oceanic Vega	2010	n/a	2010	July 2022	4x5 years	3D	20	106
Elnusa Finder(7)(9)	2011	n/a	2011	March 2019	1x8 years	3D	4	68
Oceanic Sirius	2011	n/a	2011	October 2023	4x5 years	3D	20	106

(1)	Number of years.
(2)	Tow points.
(3)	On January 13, 2011, the Venturer was sold to Norfield AS which sold us the Geowave Voyager.
(4)	Number of streamers before vessel upgrade.
(5)	This vessel was named Geowave Master until February 17, 2011.
(6)	This vessel was named Geowave Endeavour until February 9, 2011.
(7)	This vessel was named Pacific Finder until December 22, 2011; on that date its ship management contract was transferred to the joint-venture PT. Elnusa CGGVeritas Seismic.
(8)

The time charters of the following vessels have been replaced by bareboat charters on the following dates: Geowave Champion (January 13, 2011), Oceanic Sirius and Veritas Viking (October 3, 2011), Viking Vision (October 24, 2011), Veritas Vantage (November 3, 2011), Viking II (November 7, 2011). Following the transfer of ownership of the Venturer to Norfield Shipping AS on January 13, 2011, a bareboat charter was signed on the same date.

(9)	We have a purchase option with respect to this vessel.

Notes:

*	The CGG Alizé (in co-ownership within Geomar), the Elnusa Finder and the Bergen Surveyor are the only vessels under time charter. The other vessels are either fully owned or under bareboat charter. Among those under bareboat charter, the Oceanic Sirius and the Oceanic Vega are co-owned with Oceanic Seismic Vessels AS and Eidesvik Seismic Vessels AS, respectively.
**	For the following vessels, a purchase option is included: CGG Alizé, Elnusa Finder, Viking Vanquish, Veritas Vantage, Viking II.

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

Multi-client survey production accounted for 8% of our high-end 3D fleet utilization in 2011. See “Item 3: Key Information — Risk Factors — Risks Related to Our Business — We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.”

The multi-client libraries provide ready-to-interpret 3D or 2D data and therefore accelerate the exploration cycle. We believe that having a high quality and well located multi-client data library is important for our ability to generate cash flow in the future.

We use the latest acquisition and processing technology for our multi-client programs. In particular, we used wide azimuth technology in the deep offshore waters of the Gulf of Mexico for improved sub-salt illumination. In 2011, we introduced our new broadband offer (BroadSeis) in the North Sea and Brazil to improve the resolution of the deeper reservoirs.

In 2011, we invested U.S.$100 million (€71 million) in multi-client library acquisition and processing. Total revenues from marine multi-client were U.S.$365 million (€260 million) in 2011, a 6% decrease in dollar terms from 2010. Marine multi-client after-sales were U.S.$303 million (€216 million).

The pre-funding level was at 63%, with well positioned multi-client libraries benefiting from increased customer interest. As of December 31, 2011, the net book value of our marine multi-clients library was U.S.$392 million (€303 million).

The situation in the Gulf of Mexico progressively normalized in 2011 and the seismic market slowly recovered from the aftermath of the Macondo oil spill and the ensuing moratorium. A lease sale was organized in December 2011, which generated strong sales of our wide-azimuth and narrow-azimuth library. At the end of 2011, our wide-azimuth coverage stood at approximately 2,320 OCS blocks, more than 54,000 square kilometers.

In Brazil, we continued to extend our unique position in the Santos basin and introduced our new broadband solution (BroadSeis). The new 11,000 square kilometers survey targets key pre-salt prospects between the Santos and Campos basins and provides enhanced frequencies at the reservoir level. The Brazilian coverage now stands at approximately 90,000 square kilometers.

In the North Sea we introduced our broadband solution (BroadSeis) with a new phase of 2,200 square kilometers added to our key core area in the central grabben (Cornerstone). The final results demonstrate the improved frequency content at the reservoir level. In addition, two new phases were added to our new program in the Southern North Sea targeting a new gas play concept.

In September 2011, we completed a strategic transaction whereby we sold our existing 2D library to Spectrum. This transaction secured a preferred partner for future strategic 2D ventures, while maintaining our focus on the 3D multi-client segment. The total proceeds of the sale amounted to U.S.$40 million partly in cash, partly in equity (29% of Spectrum’s capital).

Seabed

Marine seismic data can also be acquired on the seabed and Ocean Bottom Cable (OBC) seismic data is of superior quality, but because this method was cumbersome and expensive in the early days, the towed streamer method became the dominant way to collect seismic data at sea. In recent years the improvements in equipment and survey efficiency and the need for more sophisticated data have revived OBC as a viable seismic data survey method. Today, oil companies frequently consider OBC to be the best seismic method for complex and subtle reservoir analysis. For many years, we have been a leader in OBC both in shallow and deep waters. The two most common ways to collect OBC data are by deploying a cable or by placing discrete point receivers (nodes) on the seafloor which record data before retrieval and redeployment to cover a wide area. We are currently the only company in the industry that offers both methods. Our OBC group, with its strong focus on research and development is located in the city of Bergen, on the west coast of Norway.

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

Marine Seismic Acquisition Business Development Strategy

Marine contract

In 2011, in a difficult market and with overcapacity putting downward pressure on prices, we maintained our offshore seismic acquisition market share and continued our important investment program, in order to be in a good position to benefit from the more favorable commercial context expected for 2012.

The investment program that was announced in 2010 will be nearly complete by the of end 2012. It aims to harmonize our vessels, their equipment and the way our fleet operates according to current best standards. Largely restructured and improved during the low part of the economic cycle, we believe our fleet will be the largest and the best equipped in the industry (with more than 11 streamers per vessel on average vs. 10 streamers per vessel on average for our main competitors in the industry).

Finally, we will continue to implement our strategy of commercial and technological differentiation, which we will execute by positioning most of our vessels in the 3D 12+ streamer market segment, capitalizing on the superiority of our exclusive BroadSeis solution and synergies with our Processing Imaging and Reservoir division to deliver clients global solutions with reduced turnaround time. As part of our strategy, we will also continue to seek alliances with local players who are able to facilitate our access to markets that are currently closed.

Marine multi-client

In the field of offshore multi-client activities, we intend to capitalize on our well positioned library of recently acquired seismic data from key areas. We expect that investments in new multi-client programs will be significantly increased in 2012, with a focus on producing high end data sets benefiting from advanced technologies such as Wide Azimuth and BroadSeis and expanding our existing surveys in key basins.

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

We provide seismic data processing and reservoir services through our network of data processing centers and reservoir teams located around the world. We operated 43 worldwide processing and imaging centers, including 13 dedicated client centers on December 31, 2011. Reservoir Processing and Imaging sales represented 14% of total consolidated revenues in 2011.

Data Processing Activity

We process seismic data acquired by our land and marine seismic acquisition crews as well as seismic data acquired by non-affiliated third parties. Wide-Azimuth and high-density acquisition trends in marine and land seismic data have been a significant source of the growth in demand for our data processing services. In addition, we reprocess previously processed data using new techniques to improve the quality of seismic images. Demand for processing and imaging remained relatively strong overall in 2011. High-end imaging technologies were in high demand.

Innovation and the rapid development and deployment of new processing and imaging technologies are a very important component of our activities, particularly for our own multi-client datasets.

We have five international processing centers, which are located in Houston, London, Singapore, Paris and Calgary, and 25 regional centers open to all our customers. As a result, our customers benefit from privileged access to the expertise of our teams around the world, as well as superior computing power. In addition, we have 13 dedicated centers located within our clients’ offices, which we believe makes us a leader in this sector. We believe that these dedicated centers are responsive to the trend among oil and gas companies to outsource processing work while maintaining a level of control. These dedicated centers enable our experts to work in close coordination with our clients and to adapt our processing technologies to their specific requests.

Beyond conventional processing and reprocessing, we are also increasingly involved in reservoir-applied geophysics, an activity that encompasses large integrated reservoir studies from reprocessing to full reservoir simulation. It also includes advanced technology studies such as reservoir characterization, stratigraphic inversion and stochastic reservoir modeling. We have enhanced our ability to provide these services globally and rapidly.

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

We have groups of scientists available to perform advanced geophysical and geological interpretation. These experts work around the world, using third party and our own proprietary software to create subsurface models for our clients and advise them on how best to exploit their reservoirs. Their work is related to exploration as well as production activities.

Additionally, we license our proprietary Hampson-Russell and geovation processing software to companies desiring to do their own geophysical processing and interpretation.

Data Processing Business Development Strategy

Our position in data processing and imaging as well as the skills and reputation of our experts and geoscientists make us the industry benchmark in this segment. Our strategy for the Processing Imaging and Reservoir business is to:

•	enhance our particular competencies in advanced technologies such as depth imaging, wide azimuth, broad band, multicomponent, 4D processing and reservoir characterization;

•

reinforce our close links with clients through both our open and dedicated centers as well as through the addition of “technology” centers, which are a collaborative approach to research and development;

•

leverage the natural synergies between seismic acquisition and processing. An example of this is the introduction of our BroadSeis technology for broadband marine seismic data, which requires the integration of Sercel recording equipment, with acquisition and processing techniques.

Equipment

We conduct our equipment development and production operations through Sercel and its subsidiaries. We believe Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and marine seismic markets. Sercel is operated as an independent division and makes most of its sales to purchasers other than CGGVeritas. Sercel currently operates five seismic equipment manufacturing facilities, located in Nantes and Saint Gaudens in France, Houston, Singapore and Alfreton in England. In China, Sercel operates through Hebei Sercel-JunFeng Geophysical Equipment Co. Ltd (“Sercel JunFeng”), based in Hebei (China), in which Sercel acquired a 51% equity stake in 2004 and through Sercel Junfeng’s subsidiary Xian Sercel Petroleum Exploration Instrument Co. Ltd (“Xian Sercel”), which Sercel previously owned jointly with BGP. Since November 2010, Xian Sercel has been fully owned by Sercel Junfeng. In addition, four sites in Toulouse, Les Ulis, Toulon and Brest (France) are dedicated to borehole tools, marine sources and submarine acoustic instrumentation, respectively.

In 2011, Sercel had revenues of U.S.$1,142 million (€816 million), a 14% increase in dollar terms from 2010 revenues of U.S.$1,000 million (€754 million). Sercel represented 28% of our consolidated revenue in 2011.

We estimate that the worldwide demand for geophysical equipment in 2011 increased in line with the increase in Sercel revenue, after a recovery of the market in 2010 following a decline in 2009. The 2011 increase was driven by the land demand, the increase in high channel crews and a growing Latin American market while marine demand was decreasing with a lower number of new build vessels. Sercel’s market share in the seismic equipment market is estimated at around 60%.

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

In the downhole domain, Sercel is offering its latest generation VSP tool, MaxiWave, which has been well received by our customers.

The Seal, our marine seismic data recording system, capitalizes on the 408 architecture and on our many years of experience in streamer manufacturing and is now implementing the latest 428 technological enhancements. We believe that the Seal is currently the sole system with integrated electronics. In 2005, Sercel launched the Sentinel solid streamer, a new product in its Seal line that is the outcome of the technological synergies realized in recent acquisitions. We estimate that Sentinel cables are used to equip a majority of new seismic vessels. In November 2006, Sercel launched SeaRay, an ocean bottom cable offered under several configurations for depth of 100 to 500 meters. This cable is based on the 428 family acquisition systems technology and integrates DSU 3 components.

The marine range of products has been further improved with the Nautilus, a totally integrated system for positioning seismic streamers, and the launch of SeaProNav, a navigation software that will allow real-time positioning for streamers.

In 2010, Sercel, through Optoplan, delivered to a client what we believe is the first permanent seabed recording system with fiber optic cable.

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

Equipment Business Development Strategy

Our strategy for the Equipment segment is to:

•

use continuous and intensive research and development (“R&D”) efforts, combined with dedicated business acquisitions, to expand Sercel’s range of products, improve its existing technology and strengthen its leading position in the geophysical equipment market; and

•

maintain Sercel’s leading position in the seismic data equipment market by capitalizing on growth opportunities resulting from the strength of its current product base, the application of new technologies in all of its products as well as from its diversified geographical presence, including in emerging markets.

Seasonality

Our land activity tends to increase in North America in the first quarter due to the Alaskan and Canadian winter season but significantly decreases thereafter. In marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during that period.

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

Competition

General

Most contracts are obtained through a competitive bidding process, which is standard for the industry in which we operate. Important factors in awarding contracts include service quality, technological capacity, performance, reputation, experience of personnel, customer relations and long-standing relationships, as well as price. While no single company competes with us in all of our segments, we are subject to intense competition with respect to each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more data acquisition crews than we do and have substantially greater financial and other resources. Our views below regarding the state of the market in 2012 are “forward-looking statements,” and demand may in reality be higher or lower than our current expectations.

Land

The land seismic market is extremely fragmented and characterized by intense price competition in its low end segment. The entrance on the international market of a significant number of formerly national competitors has driven prices down. In addition to CGGVeritas, the other significant service providers in the land seismic market are WesternGeco, Global Geophysical Services, BGP, and Geokinetics. We believe that technology, quality of services and price are the principal bases of competition in this market, as well as relationships with local service providers, which are important, as is experience in challenging terrain. CGGVeritas is positioned in the high end segment of this market with, in certain cases, partners who bring local know-how. According to our estimates, after a decrease of 15% with a negative impact on prices in 2009, volume in the land seismic market rebounded and increased marginally in 2010, although, with stable market prices. In 2011, activity was low in North Africa and Middle East as a result of political instability in the region. Activity remained solid in the rest of the world in 2011. We expect that in 2012, land seismic activity should pick up across the world driven by increasing demand for exploration and enhanced recovery in existing reservoirs.

Marine

The offshore sector has four leading participants: WesternGeco, PGS, Fugro and CGGVeritas. From 1999 to mid-2004, the offshore market experienced excess supply, which put downward pressure on prices. Because of the high fixed costs in this sector, excess supply was not reduced by operators but rather channeled into multi-client libraries. Whereas supply remained flat in 2003, demand increased gradually until mid-2004 and more rapidly thereafter, leading to a rapid and significant price recovery. The market upturn was confirmed in the second half of 2004 with a continuous increase of contract volumes and multi-client sales of existing and new libraries, which continued until mid-2008. Following the decline in oil prices in the second half of 2008 and in 2009, demand in seismic services significantly decreased, which, together with the increase in the global fleet, has led to over-capacity in the offshore acquisition market and subsequent downward pressure on prices. We therefore implemented a capacity adjustment plan in 2009, as did some of our major competitors. We estimate the number of 3D vessels (six streamers or more) decreased from 58 vessels at the end of 2008 to 49 at the end of 2009. However, in 2010, as demand grew again, a significant number of new vessels which were ordered prior to the downturn entered the marine market. In addition, the seismic vessels that were operating in multi-client surveys in the Gulf of Mexico at the time of the “Deepwater Horizon” platform disaster were redeployed to the international contract market. Despite the growth in demand, the marine market remained oversupplied during all of 2010 and 2011. We estimate the number of 3D vessels (eight streamers or more) will increase by 5% in 2012, while demand should increase by more than 10%, driven by new discoveries, exploration of new frontier areas and optimization of existing reservoirs. See “— Our Strategy — Actively respond to current market conditions” for certain steps that we are taking to address current market conditions.

Processing, imaging and reservoir

The processing, imaging and reservoir sector is led by CGGVeritas and WesternGeco. This market is characterized by greater client loyalty than the acquisition sector, as evidenced by the presence of processing centers on client premises. Processing capacity has multiplied in recent years as a result of improvements in computing technology. This increase in computing power has allowed improved processing quality and deadlines, as well as the use of more complex and accurate algorithms. We estimate that the processing market was down 15% in 2009, flat in 2010 and up slightly in 2011. Looking forward, we expect that demand for processing should continue to increase, mainly driven by continued growing data volumes. We believe that our unique sophisticated imaging algorithms further differentiate us in the minds of our clients facing complex geologic challenges.

Equipment

Our principal competitor for the manufacture of seismic survey equipment is Ion Geophysical Inc. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market, as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customer support services. The volume of sales in the seismic equipment market decreased by around one third in 2009, but rebounded by around 15% in 2010, for both marine equipment (streamers for newbuilds and existing vessels upgrades) and land equipment (denser acquisition trend). In 2011 demand for land equipment remained high driven by technology intensity, high channel count crews in the Middle-East and regional activity. Demand for offshore equipment remained stable in 2011 following a reduced number of vessels entering the seismic market. The acquisition of Geophysical Research Corporation in January 2012 builds upon Sercel’s diversification into the well environment and more specifically the artificial lift market which we believe shows promising growth for the coming years.

Organizational Structure

CGGVeritas SA is the parent company of the CGGVeritas Group. Its principal subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization	Head office	% of interest
Sercel S.A.	France	Carquefou, France	100.0
CGGVeritas Services SA	France	Massy, France	100.0
CGGVeritas Services Holding B.V.	Netherlands	Amsterdam, Netherlands	100.0
CGG Marine Resources Norge AS	Norway	Hovik, Norway	100.0
CGGVeritas Marine B.V.	Netherlands	Amsterdam, Netherlands	100.0
Sercel Inc.	United States	Tulsa, Oklahoma, United States	100.0
CGGVeritas Services Holding (U.S.) Inc.	United States	Delaware, United States	100.0
CGGVeritas Services (U.S.) Inc.	United States	Delaware, United States	100.0
CGGVeritas Land (U.S.) Inc.	United States	Delaware, United States	100.0
CGGVeritas Services de Mexico	Mexico	Mexico City, Mexico	100.0
CGG do Brasil Participaçoes Ltda.	Brazil	Rio de Janeiro, Brazil	100.0
CGGVeritas Services UK Ltd	UK	Crawley, UK	100.0
CGGVeritas Services (Singapore) Pte. Ltd	Singapore	Singapore	100.0
Ardiseis FZCO	Dubai	Dubai	51.0

On January 13, 2011, we bought the shares of the company Voyager A.S. (renamed Exploration Vessel Resources II AS), a company registered in Norway, owning the seismic vessel Geowave Voyager.

Property, Plant and Equipment

The following table sets forth certain information relating to the principal properties of CGGVeritas Group:

Location	Type of facilities	Size (sq.m.)	Owned/ Leased	Lease expiration date
Paris, France	Headquarters of CGGVeritas SA	1,655	Leased	2016

GEOPHYSICAL SERVICES
Massy, France	Registered office of CGGVeritas Services SA and Data processing center	17,815	Leased	2022
Massy, France	CGGVeritas University	1,488	Leased	2020
Redhill, England	Administrative offices and Operations computer hub	2,095	Leased	2029
Crawley, England	Manor Place Offices of CGGVeritas Services UK Ltd. and Data processing center	1,860	Leased	2012
Crawley, England	Crompton Way Offices of CGGVeritas Services UK Ltd. and Data processing center	5,903	Leased	2028
Olso, Norway	Offices of CGG Marine Resources Norge AS and Data processing center of CGG Services Norge (branch)	2,250	Leased	2013

Location	Type of facilities	Size (sq.m.)	Owned/ Leased	Lease expiration date
Bergen, Norway	Offices of CGGVeritas Services (Norway) AS, Wavefield Inseis AS, Exploration Vessel Resources, Exploration Investment Resources II AS and Multifield Geophysics AS	7,648	Leased	2019
Cairo, Egypt	Data processing center	2,653	Owned	N/A
Lagos, Nigeria	Registered office of CGG (Nigeria) Ltd and offices of Veritas Geophysical (Nigeria) Ltd	800	Leased	2013
Geneva, Switzerland	Registered office of CGGVeritas International	606	Leased	2017
Moscow, Russia	Registered office of CGGVostok & Data processing center	758	Leased	2013
Luanda, Angola	Offices of CGG Explo Branch and Data processing center	270	Leased	2015
Kuala Lumpur, Kuching, Malaysia	Registered office of CGGVeritas Services (Malaysia) Sdn Bhd and Data processing center	1,206	Leased	2014
Mumbai, India	Registered office of CGGVeritas Services India Pvt Ltd and Data processing center	951	Leased	2016
Singapore	Registered office of CGGVeritas Services (Singapore) Pte. Ltd. and Data Processing Center	8,183	Leased	2019
Jakarta, Indonesia	Registered office of PT Veritas Mega Pratama and Data processing center	793	Leased	2014
Beijing, China	Office of CGGVeritas Technology Services (Beijing) Co, Ltd and Research and development center	533	Leased	2012
Perth, Australia	Registered office of CGGVeritas Services (Australia) Pty Ltd and Data processing center	1,580	Leased	2014
Bangkok, Thailand	Offices of CGGVeritas Services SA (branch)	567	Leased	2013
Calgary, Canada	Registered office of CGGVeritas Services (Canada) Partnership and Hampson Russell Ltd Partnership and Data processing center	8,640	Leased	2015
Calgary, Canada	Land Operation offices (Canada)	3,995	Leased	2014
Houston, Texas, USA	Principal executive offices of CGGVeritas Services (U.S.) Inc. and Data processing center	32,609	Leased	2020
Rio de Janeiro, Brazil	Registered office of CGG Do Brazil and Data processing center	1,521	Leased	2012/2013
Villahermosa, Mexico	Data processing center	660	Leased	2013
Mexico City, Mexico	Registered office of CGGVeritas Services de Mexico SA de CV	570	Leased	2013
Caracas, Venezuela	Administrative offices of EXGEO CA	315	Leased	2013
Caracas, Venezuela	Warehouse	50,000	Leased	2012

EQUIPMENT
Carquefou, France	Sercel manufacturing and research & development facilities recording equipment (land and marine)	25,005	Owned	N/A
Saint Gaudens, France	Sercel manufacturing and research & development facilities	23,051	Owned	N/A
Houston, Texas, U.S.A	Offices and manufacturing premises of Sercel	33,932	Owned	N/A
(ParkRow, Fallstone A)
Houston, Texas, U.S.A	Offices and manufacturing premises of Sercel	14,256	Leased	2014
(Fallstone B,Techway, Waller) Xu Shui, China	Manufacturing and research & development facilities	59,247	Owned	N/A
Calgary, Canada	Offices and warehousing premises of Sercel	3,995	Owned	N/A

We also lease other offices worldwide to support our operations. We believe that our existing facilities are adequate to meet our current requirements.

Information concerning our seismic vessels is set out under “Marine Business Line” above.

Environmental Matters and Safety

A comprehensive Health, Safety and Environment (HSE) management system has been in place for many years, covering all activities. Particular emphasis is placed on risk management so as to continuously adapt the system to the evolution of each segment of activity. A dedicated HSE organization comprising 120 professionals supports the operating divisions in all aspects of the management system, from risk identification and control through training and communication to emergency response in the event of an incident.

Our operations are subject to a variety of international and national environmental and safety laws and regulations. We believe that we are in compliance with all applicable regulations.

In 2010, CGG do Brazil Participacões Ltda. recorded a provision to cover a fine for not complying with a technical opinion issued by the Brazilian Ministry of Environment. This provision has been extended through 2011. The fine is not material and is still disputed by CGGVeritas. No other specific provision for environmental risks has been created by CGGVeritas or its subsidiaries and no other judicial or administrative procedure have been registered in this respect.

Below is a summary of our major accomplishments in 2011:

—	focus on High Risk/Low Frequency events, resulting in steady reduction in High Potential Incidents; no fatal accidents;

—	launch of the “Rules to Live By” program with an associated move to a “fair and just” consequence management approach;

—	continuation of the road transport safety program which has been paying off with a reduced moving vehicle crash rate and no related serious injuries;

—	completion of a solid worldwide energy consumption baseline for the Group.

Legal Proceedings

From time to time we are involved in legal proceedings arising in the normal course of our business. We do not expect that any of these proceedings, either individually or in the aggregate, will result in a material adverse effect on our consolidated financial condition or results of operations.

ION litigation

On February 16. 2011, the United States District Court for the Eastern District of Texas entered its final judgment and permanent injunction with regards to the patent lawsuit between Sercel and ION Geophysical (“ION”). The injunction enjoins Sercel from making, offering for sale, selling, using or importing Sercel digital sensor “DSU” technology and products in the United States. It does not restrict Sercel’s ability to use, manufacture, sell or deliver the DSU products anywhere else in the world. It also does not relate to the Sercel 408UL and 428XL recording systems. Sercel can continue to promote, sell and deliver these systems in the United States. Specifically, the injunction states that the offer to sell the DSU products when the manufacture, sale and delivery occur outside the United States does not constitute an act of infringement or a violation of the injunction. Furthermore, the promotion or marketing of the DSU technology in the United States does not violate the injunction when the manufacture, sale and delivery occur outside of the United States

On March 8, 2011, Sercel Inc. posted a U.S.$12.8 million bond (corresponding to the U.S.$10.7 million damages awarded to ION plus 20% interest) and filed a notice of appeal. We recorded a provision of this amount as of December 31, 2011.

On February 17, 2012, the United States Federal Circuit Court of Appeals affirmed the judgment of the lower court. The injunction will remain in effect until the patent expires in December 2015.

The parties will return to trial court to determine the amount of additional damages related to Sercel’s SeaRays systems manufactured in Houston.

Requests for information made by the U.S. Department of Commerce’s Bureau of Industry and Security:

Following a request for information made by representatives of the U.S. Department of Commerce’s Bureau of Industry and Security (BIS), we conducted an internal review of the facts surrounding shipments to our vessels operating in or near Cuba. During the course of our review, we discovered that, despite our precautions, some shipments may not have complied fully with our internal policies and possibly violated applicable export controls and sanctions laws. We have provided BIS with all of the information it has requested to date and are cooperating fully with it in this matter. We have also informed on a voluntary basis the U.S. Office of Foreign Assets Control.

The Company does not expect this matter to have any material impact on the Group’s results of operation, financial position, or cash flows.

Item 4A:	UNRESOLVED STAFF COMMENTS

None.

Item 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Beginning July 1, 2010, our Group has been organized in five divisions and currently operates in two industry segments:

—	Geophysical services segment, which comprises:

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Processing, Imaging and Reservoir: processing and imaging as well as interpretation of geophysical data, data management and reservoir studies for clients; and

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

—

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

Operating Results

The following operating and financial review and prospects should be read in conjunction with our consolidated annual financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and as adopted by the European Union on December 31, 2011.

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, including changes in exchange rates, particularly the value of the euro against the dollar, and changes in oil prices, which are also generally denominated in dollars. See “Trend Information” and “Geophysical market environment” herein.

Foreign exchange fluctuations

As a company that derives a substantial amount of its revenues from sales internationally, our results of operations are affected by fluctuations in currency exchange rates. Changes between the U.S. dollar and euro or other currencies may adversely affect our business by negatively impacting our revenues and earnings.

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

Unless otherwise indicated, balance sheet data expressed in U.S. dollars have been converted from euros at the exchange rate on the relevant balance sheet date, and income statement data in U.S. dollars have been converted from euros at the average exchange rate for the relevant year. The exchange rates as of December 31, 2009, 2010 and 2011 were U.S.$1.4401, U.S.$1.336 and U.S.$1.2939, respectively, per euro, and the average exchange rates for the years 2009, 2010 and 2011 were U.S.$1.392, U.S.$1.3285 and U.S.$1.4025 respectively, per euro.

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

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. In this context, oil and gas companies, especially the large international oil companies, have budgeted an overall 10% to 15% increase in exploration and production spending in 2012, with a special focus on exploration. This should drive the progressive recovery of our seismic services divisions, especially marine, while Sercel should continue to reap the benefit of its large installed base and the sustained demand for technology intensity.

See “Item 4: Information on the Company — Industry Conditions” for a discussion of developments in the geophysical Industry.

Acquisitions and disposals

Acquisitions and disposals have had a significant impact on our year-on-year revenues. Recent acquisitions and disposals have included:

During 2011

•	Norfield AS

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction, we acquired Voyager AS (renamed Exploration

Vessel Resources II AS), the owner of the seismic vessel Voyager and sold the seismic vessel Venturer to Norfield. CGGVeritas is no longer a shareholder of Norfield AS. CGGVeritas owns 100% of Exploration Vessel Resources II AS. This company has been fully consolidated in our financial statements since January 13, 2011.

We recorded a gain of €7.8 million in the line item “Other revenues (expenses)” in our statement of operations from the disposal of our assets in relation to this transaction.

On the date we acquired it, Exploration Vessel Resources II AS entered into a U.S.$45 million credit facility secured by a pledge over the Voyager and subject to substantially the same covenants as our U.S. senior credit facilities.

•	Petrodata Consulting LLC

On March 17, 2011, we purchased for U.S.$2.5 million Petrodata Consulting LLC, a Moscow-based company offering static and dynamic reservoir modeling, reserve estimation and risking, and field development services to the international oil and gas industry. CGGVeritas owns 100% of the company. Petrodata Consulting LLC is fully consolidated in our financial statements.

•	PT Elnusa-CGGVeritas Seismic

On April 7, 2011, an agreement was signed with PT Elnusa Tbk to create a marine joint venture company in Indonesia. The newly established company PT Elnusa-CGGVeritas Seismic delivers 2D and 3D marine seismic acquisition services to oil and gas company clients mainly in Indonesia and operates the first Indonesian-owned and flagged seismic vessel, the Elnusa Finder. We assigned the time charter agreement for that vessel to PT Elnusa-CGGVeritas Seismic on December 22, 2011.

PT Elnusa-CGGVeritas Seismic, under joint control, is 51% owned by Elnusa and 49% owned by CGGVeritas. This company has been accounted for under the equity method in our financial statements since July 5, 2011.

•	PTSC CGGVeritas Geophysical Survey Company Limited

On April 19, 2011, we entered into an agreement with PetroVietnam Technical Services Corporation (PTSC) to create a marine joint venture company. The newly established company PTSC CGGVeritas Geophysical Survey Company Limited will deliver 2D and 3D marine seismic acquisition services to oil and gas company clients mainly operating in Vietnamese waters and the region. On March 27, 2012, we contributed the Amadeus, a high-capacity 3D seismic vessel, to the joint venture and PTSC contributed the Binh Minh II, a 2D seismic vessel.

•	CGGVeritas Eidesvik Ship Management AS

On June 27, 2011, we signed a joint venture agreement with Eidesvik offshore to create a joint venture to manage ten high-capacity 3D vessels in the CGGVeritas fleet, including the two new X-BOW vessels, Oceanic Vega and Oceanic Sirius.

The joint venture, CGGVeritas Eidesvik Ship Management AS, is 51% owned by Eidesvik and 49% owned by CGGVeritas. This company has been accounted for under the equity method in our financial statements since June 27, 2011.

•	Spectrum ASA

On July 28, 2011, we signed a strategic agreement with Spectrum, a Norwegian multi-client company, for the contribution of our 2D multi-client marine library for consideration in cash and a 25% equity stake in Spectrum, which together amounted to U.S.$40 million. The transaction was finalized on September 15, 2011. We recognized a €13.4 million gain presented in the line item “other revenues (expenses)” in our statement of operations.

On October 3, 2011, in conjunction with this transaction, Spectrum issued convertible bonds for an aggregate amount of €9.7 million (NOK77 million). The conditions of this issue are described in the prospectus issued by Spectrum on September 14, 2011. In this scope, we were allocated 27,682,970 convertible bonds representing €3.5 million (NOK27.7 million). On December 30, 2011, we converted these bonds and received 1,977,355 shares of Spectrum.

As a result, CGGVeritas holds 10,840,181 shares of Spectrum, representing 29% of its share capital. This company has been accounted for under the equity method in our financial statements since September 15, 2011. The investment amounted to €20 million.

•	Cybernetix

During 2011, we sold all of our shareholding in Cybernetix. The gain of €3 million from this disposal was recorded in the line item “Other revenues (expenses)” in our statement of operations.

•	Seismic vessels

On October 3, 2011, the Group took delivery of the seismic vessel Oceanic Sirius. Oceanic Seismic Vessel AS, the owner of the vessel, has been accounted for under the equity method since the delivery date.

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

On June 30, 2010, we entered into an agreement with Norfield AS to acquire full ownership of the seismic vessel Voyager in exchange for the Venturer and other assets as part of the restructuring of Norfield AS. As a result of this agreement, €59 million of assets to be transferred to Norfield AS were classified as “held for sale” on our balance sheet as of December 31, 2010. This agreement was subject to certain conditions precedent that were fulfilled on January 13, 2011.

•	Gardline

On July 2, 2010, CGGVeritas Services Holding BV signed a Memorandum of Association with Gardline Geosurvey Limited to incorporate a new company in Singapore, Gardline CGGV Pte. Ltd., to operate the seismic vessel Duke in the Indian Ocean. CGGVeritas owns 49% of Gardline CGGV Pte. Ltd. This ownership interest is accounted for under the equity method in our financial statements.

Real estate

On October 1, 2010, we took delivery of our new headquarter building in Massy pursuant to a 12 year lease contract with a purchase option exercisable from the end of the sixth year until the end of the lease agreement.

•	Xian Sercel Petroleum Exploration Instrument Co. Ltd. (“Xian Sercel”)

On November 4, 2010, our 51% owned subsidiary Hebei Sercel Junfeng Geophysical Prospecting Equipment Co. Ltd acquired full ownership of Xian Sercel through the contribution by Sercel Holding and BGP of their shares in Xian Sercel. Prior to that date, Xian Sercel was accounted for under equity method, and has been fully consolidated in our financial statements since then.

During 2009

•	Wavefield

On November 25, 2008, we launched a voluntary exchange offer to acquire 100% of the share capital of Wavefield Inseis ASA (“Wavefield”). We offered Wavefield shareholders one newly issued CGGVeritas share for every seven Wavefield shares. A total of 90,480,237 shares were tendered in the offer, representing 69.9% of the share capital of Wavefield. In consideration of the Wavefield shares tendered to the offer, we issued 12,925,749 new shares on December 18, 2008. The fair value of those issued shares amounted to €139.0 million. On December 30, 2008, we launched a mandatory public offer for the remaining 38,903,024 outstanding shares (i.e. 30.1% of the share capital) as well as for the 2,892,875 shares that could result from the exercise of stock options. At the end of the mandatory public offer period, which expired on January 27, 2009, we acquired 37,043,013 additional shares for a total of 98.6% of Wavefield’s share capital. We then launched a squeeze-out process for the remaining outstanding shares of Wavefield at a price of NOK 15.17 per share to be paid in cash. In February 2009, we acquired Wavefield’s remaining shares for €62 million, which was paid after the objection period expired. As a result, the minority interests on our balance sheet at December 31, 2008, recognized as a financial debt of €62 million due to our obligation to conduct a mandatory public offer, have been cancelled.

As of February 13, 2009, we owned 100% of Wavefield’s share capital. Wavefield was de-listed from the Oslo Bors on February 16, 2009. The preliminary goodwill determined as of December 31, 2008 was revised upwards by an additional €87.7 million, resulting in a total goodwill related to the acquisition of €96.3 million as of December 31, 2009. The principal adjustments were related to fixed assets and unfavorable time charters.

The total consideration for the acquisition in our financial statements, including the remaining 30.1% acquired in February 2009, was €207.1 million (U.S.$288.2 million).

•	Cybernetix

On January 8, 2009, Cybernetix conducted a €4 million share capital increase that was entirely subscribed by Sercel Holding, bringing its stake to a total of 749,480 shares, representing 46.10% of Cybernetix’s share capital and 43.07% of its voting rights. The French financial markets regulator (Autorité des Marchés Financiers) exempted Sercel Holding from the requirement to conduct a tender offer for all shares when its holding exceeded 33.33%. The consideration for the share capital increase was €2 million in cash and the incorporation of a €2 million cash advance granted by Sercel Holding to Cybernetix in November 2008. Following disposals in 2009, Sercel Holding owned 44.56% of Cybernetix’s share capital and 42.98% of its voting rights as of December 31, 2009. Our remaining shareholding was sold in 2010. Cybernetix was accounted for under the equity method in our financial statements as we did not exercise significant influence over operating and financial policies.

•	Norfield AS

Pursuant to the general meeting of Norfield AS’s shareholders held on May 19, 2009, Wavefield subscribed to a capital increase in Norfield for approximately €3.6 million (U.S.$5 million) by capitalizing an outstanding long-term loan owed to it by Norfield. The capital increase was pro rata to the shareholders’ existing interests in Norfield.

•	Multifield Geophysics AS (“Multifield”)

On May 29, 2009, Statoil Hydro Venture AS exercised its put option with our subsidiary Wavefield with respect to a 37% stake in Multifield for €2.9 million (NOK26 million). As a result, our shareholding in Multifield increased to 80.97%. Multifield is fully consolidated in our financial statements since June 30, 2009.

•	Eidesvik Seismic Vessel AS

On December 10, 2009, Exploration Investment Resources II AS, a wholly-owned subsidiary of CGGVeritas, set up a joint venture with Eidesvik Shipping AS in order to share ownership of the two X-BOW vessels that were under construction (and have since been delivered). As of December 31, 2009, the Group’s interest in the joint venture, Eidesvik Seismic Vessel AS is 49%. This company is accounted for under the equity method in our financial statements as of December 31, 2009.

Backlog

Backlog estimates are based on a number of assumptions and estimates, including assumptions as to exchange rates between the euro and the U.S. dollar and estimates of the percentage of completion contracts. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. The historical relationships we have with many of our clients (most of which are large, well established companies) tends to reduce our exposure to the risk of early termination. Nevertheless, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Backlog for our Services segment represents the revenues it expects to receive from commitments for contract services it has with its customers and, in connection with the acquisition of multi-client data, represents the amount of pre-sale commitments for such data. Backlog for our Equipment segment represents the total value of orders it has received but not yet fulfilled.

Our backlog for our Services and Equipment segments was U.S.$1.46 billion as of January 1, 2012.

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

Our significant estimates relate mainly to the expected cash-flows used to measure the recoverability of certain intangible assets such as deferred tax assets, our multi-client data library and goodwill and to determine the amortization rate of our multi-client surveys. To calculate the recoverable amount of our goodwill, we use estimates that are based on our outlook for the seismic industry, as well as the expected cash flows in our three-year plan and what we consider to be normative cash flows for the years thereafter. In 2011, our outlook for the seismic industry assumed a recovery starting progressively mid-2012. See note 11 to our consolidated financial statements included elsewhere in this document for the key assumptions used in our determination of asset recoverability and the sensitivity in changes in assumptions. Changed assumptions, in particular the discount rate and the normative cash flow, could significantly affect our impairment result.

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

Depending on the category of the survey, we generally use amortization rates of 50%, 65%, 75%, 80% or 83.3% corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

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

We amortize capitalized developments costs over five years.

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

Year ended December 31, 2011 compared with year ended December 31, 2010

Operating revenues

The following table sets forth our consolidated operating revenues by division, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Year ended December 31,
	2011			2010
	€	U.S.$(1)%		€	U.S.$(1)%
	(in millions of euros, except percentages)
Land contract	265.6	372.8	12%	286.9	381.4	13%
Marine contract	696.2	977.1	31%	585.2	778.1	27%
Processing, Imaging and Reservoir	315.5	442.7	14%	292.7	389.1	13%
Multi-client	354.0	496.9	15%	402.1	534.3	18%
Total Services	1,631.3	2,289.5	72%	1,566.9	2,082.9	72%
Equipment	636.4	890.9	28%	619.2	821.3	28%
Total	2,267.7	3,180.4	100%	2,186.1	2,904.2	100%

(1)

Dollar amounts for 2011 represent euro amounts converted at the average exchange rates of U.S.$1.4035 U.S.$1.4001 and U.S.$1.4025 per € for the Services segment, the Equipment segment and the consolidated financial statements, respectively. Dollar amounts for 2010 represent euro amounts converted at the average exchange rates of U.S.$1.3294, U.S.$1.3264 and U.S.$1.3285 per € for the Services segment, the Equipment segment and the consolidated financial statements, respectively.

Our consolidated operating revenues for the year ended December 31, 2011 increased 4% to €2,267.7 million from €2,186.1 million for 2010. Expressed in U.S dollars, our consolidated operating revenues increased 10% to U.S.$3,180.4 million for the year ended December 31, 2011 from U.S.$2,904.2 million for 2010, reflecting the strong performance of our Equipment segment and the increase in the Marine contract activities of our Services segment, which was constrained by the ongoing marine overcapacity and continued unrest in some North Africa and Middle-East countries.

Services

Operating revenues for our Services segment (excluding intra-group sales) increased 4% to €1,631.3 million for the year ended December 31, 2011 from €1,566.9 million for 2010. Expressed in U.S dollars, operating revenues increased 10% from U.S.$2,082.9 million for 2010 to U.S.$2,289.5 million for the year ended December 31, 2011 mainly due to increased Marine contract activities.

Marine contract

Operating revenues from our Marine contract division for the year ended December 31, 2011 increased 19% to €696.2 million from €585.2 million for 2010 (and increased 26% in U.S. dollar terms) as we allocated more of our 3D fleet to contract activity compared to multi-client. In 2011, our vessel availability and production rate were both 86%, compared to 88% and 91% respectively for 2010.

Land contract

Operating revenues from our Land contract division decreased 7% to €265.6 million for the year ended December 31, 2011 from €286.9 million for 2010 (and decreased 2% in U.S. dollar terms) with delays observed in North Africa and Middle-East as a result of the unrest in some countries.

Processing, Imaging & Reservoir

Operating revenues from our Processing, Imaging & Reservoir division increased 8% to €315.5 million for the year ended December 31, 2011 from €292.7 million for 2010 (and increased 14% in U.S. dollar terms), mainly due to increased demand for our high-end imaging technology.

Multi-client

Operating revenues from our Multi-client division for the year ended December 31, 2011 decreased 12% to €354.0 million from €402.1 million for 2010 (and decreased 7% in U.S. dollar terms).

Multi-client marine data library revenues decreased 11% to €260.3 million for the year ended December 31, 2011 from €292.2 million for 2010 (and decreased 6% in U.S. dollar terms). Prefunding, with a rate of 63%, decreased 65% to €44.7 million for the year ended December 31, 2011 from €127.9 million for 2010 (and decreased 63% in U.S. dollar terms) as our 3D fleet was allocated mainly to contract activity in 2011, while we waited for better visibility in the Gulf of Mexico. After-sales increased 31% to €215.6 million for the year ended December 31, 2011 from €164.3 million for 2010 (and increased 39% in U.S. dollar terms), with a higher demand ahead of scheduled worldwide lease sales.

Multi-client land data library revenues decreased 15% to €93.7 million for the year ended December 31, 2011 from €109.9 million for 2010 (and decreased 10% in U.S. dollar terms). Prefunding, with a rate of 76% increased 22% to €70.7 million for the year ended December 31, 2011 from €57.9 million for 2010 (and increased 29% in U.S. dollar terms) due to our activity in the U.S. with our shale plays program activity in the U.S. After-sales decreased 56% to €23.0 million for the year ended December 31, 2011 from €51.9 million for 2010 (and decreased 53% in U.S. dollar terms) as demand remained low.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, increased 8% to €815.8 million for the year ended December 31, 2011 from €753.6 million for 2010. In U.S. dollar terms, revenues increased 14% to U.S.$1,142.1 million for the year ended December 31, 2011 from U.S.$999.6 million for 2010 mainly due to the significant increase in demand for land as a result of the increase in high channel count crews and also in certain regions.

Operating revenues for our Equipment segment, excluding intra-group sales, increased 3% to €636.4 million for the year ended December 31, 2011 from €619.2 million for the comparable period in 2010 (and increased 8% in U.S. dollar terms).

Operating Expenses

Cost of operations, including depreciation and amortization, increased 8% to €1,887.3 million for the year ended December 31, 2011 from €1,746.3 million for 2010. As a percentage of operating revenues, cost of operations increased to 83% for the year ended December 31, 2011 from 80% for 2010. Gross profit decreased 14% to €382.7 million for the year ended December 31, 2011 from €443.1 million for 2010, representing 17% and 20% of operating revenues, respectively.

Research and development expenditures decreased 4% to €54.9 million for the year ended December 31, 2011 compared to €57.0 million for the year ended December 31, 2010 (and increased 2% in U.S. dollar terms), representing 2% and 3% of operating revenues, respectively.

Marketing and selling expenses decreased 4% to €59.3 million for the year ended December 31, 2011 from €61.7 million for the year ended December 31, 2010 (and increased 1% in U.S. dollar terms).

General and administrative expenses decreased 14% to €145.1 million for the year ended December 31, 2011 from €168.4 million for 2010 (and decreased 9% in U.S. dollar terms) due to costs saving measures. As a percentage of operating revenues, general and administrative costs represented 6% for the year ended December 31, 2011 compared to 8% for the year ended December 31, 2010.

Other revenues amounted to €24.5 million for the year ended December 31, 2011 mainly due to a €7.8 million gain on disposal of assets in relation to the Norfield transaction completed on January 13, 2011 and a €13.4 million (U.S.$19 million) gain on sale of our 2D marine data library in relation to the Spectrum transaction completed on September 15, 2011. Other expenses for the year ended December 31, 2010 amounted to €88.8 million, principally due to restructuring costs of €28.1 million and €70.4 million of impairment related to multi-client surveys.

Operating Income (Loss)

Our operating income increased significantly to €147.9 million for the year ended December 31, 2011 from €67.2 million for 2010, as a result of the factors described above. Expressed in U.S dollars, operating income was U.S.$208 million for the year ended December 31, 2011 compared to U.S.$220 million for the year ended December 31, 2010 (excluding restructuring costs and impairment of intangible assets in 2010).

Operating income from our Services segment amounted to €6.2 million for the year ended December 31, 2011 compared to an operating loss of €68.6 million for the year ended December 31, 2010. Expressed in U.S dollars, operating income was U.S.$9 million for the year ended December 31, 2011 compared to U.S.$37 million for the year ended December 31, 2010 (excluding restructuring costs and impairment of intangible assets in 2010).

Operating income from our Equipment segment increased 17% to €253.7 million for year ended December 31, 2011 from €217.2 million for 2010 (and increased 23% in U.S. dollar terms).

Financial Income and Expenses

Cost of net financial debt increased 18% to €124.4 million for the year ended December 31, 2011 from €105.5 million for 2010 (and increased 24% in U.S. dollar terms) mainly due to (i) the accelerated amortization of U.S.$22 million in issuing fees related to the redemption of U.S.$530 million principal amount of our 7 1/2% Senior Notes due 2015 and repayment of the U.S.$508 million outstanding under our term loan B facility, and (ii) U.S.$2.8 million of interest paid on our 7 1/2% Senior Notes due 2015 between the issuance of €360 million principal amount of convertible bonds on January 27, 2011 and the partial redemption of the 7 1/2% Senior Notes due 2015 with the proceeds of the convertible bonds (following the notice period) on March 1, 2011.

Other financial income was €0.6 million for the year ended December 31, 2011 compared to €8.5 million for the year ended December 31, 2010, principally due to a U.S.$19 million early redemption premium paid on our 7 1/2% Senior Notes due 2015 described above and favorable currency fluctuations.

Income Taxes

Income taxes amounted to €45.0 million for the year ended December 31, 2011 from €13.5 million for 2010. Income taxes for the years ended December 31, 2011 and 2010 included deferred tax assets of €52 million and €42 million, respectively, related to loss carry forward in France.

Share of Income (Loss) in Companies under equity method

Income from investments accounted for under the equity method was €11.7 million for the year ended December 31, 2011 compared to a loss of €0.7 million for the year ended December 31, 2010. This increase was mainly attributable to our share in the income of Argas, our joint venture in Saudi Arabia.

Net Income (Loss)

Net loss was €9.2 million for the year ended December 31, 2011 compared to a net loss of €44.0 million for the year ended December 31, 2010 as a result of the factors discussed above.

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

Processing, Imaging and Reservoir

Operating revenues from our Processing, Imaging and Reservoir division increased 1% to €292.7 million for the year ended December 31, 2010 from €289.6 million for 2009 and decreased slightly 3% in U.S. dollar terms, which evidences a resistance of this segment at the bottom of the cycle. Demand for our high-end depth imaging technologies continued to grow.

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

General and administrative expenses decreased 8% to €168.4 million for the year ended December 31, 2010 compared to €182.7 million for 2009. As a percentage of operating revenues, general and administrative costs were stable at 8% for the years ended December 31, 2010 and 2009.

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

Financial Income and Expenses

Cost of net financial debt was stable €105.5 million for the year ended December 31, 2010 and decreased 4% in U.S. dollar terms.

Other financial gain was €8.5 million for the year ended December 31, 2010 compared to a financial expense of €11.2 million for 2009 due to favorable changes in currency exchange rates.

Income Taxes

Income taxes amounted to €13.5 million for the year ended December 31, 2010 compared to tax credits of €9.8 million for 2009. Income taxes for the year ended December 31, 2010 included a deferred tax asset of €42.2 million related to loss carry forward in France.

Share of Income (Loss) in Companies under equity method

Income from investments accounted for under the equity method decreased to €0.7 million for the year ended December 31, 2010 from €8.3 million for the year ended December 31, 2009 mainly due to our share in the income of Argas, our joint venture in Saudi Arabia.

Net Income (Loss)

Net loss was €44.0 million for the year ended December 31, 2010 compared to a net loss of €258.9 million for 2009 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal liquidity needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.

Our capital expenditures for the years 2011, 2010 and 2009 are described below under “Cash Flows — Investing Activities”. We plan to make the following capital expenditures in 2012:

•

recurring industrial capital expenditures of around U.S.$250 million, including the continued strengthening of our high-end differentiation in Land, where our crews will be focused on ultra-high resolution configurations, utilizing the Sercel 428XL and UNITE wireless system;

•

U.S.$65 million additional industrial capital expenditures related to the upgrade of the Geowave Champion which is expected to return to operations in the second quarter of 2012 bringing our 3D fleet to 15 high-end vessels including 11 with 12+ streamers and 4 with 8-10 streamers. All vessels will be equipped with BroadSeis in 2012;

•

marine multi-client capital expenditures of between U.S.$200 million and U.S.$250 million, with a prefunding rate around 75% and amortization rate around 60%. The investments include new Gulf of Mexico programs where visibility has improved as future lease rounds have been announced; and

•	land multi-client capital expenditures of between U.S.$120 million and U.S.$150 million, with a prefunding rate around 75% and amortization rate around 80%.

We intend to fund our liquidity needs through cash generated from operations, senior notes and borrowings under our U.S. and French revolving credit facilities. Our U.S. revolving credit facility is for up to U.S.$79 million (undrawn as of December 31, 2011), maturing January 2014, and our French revolving credit facility is for up to U.S.$200 million (undrawn as of December 31, 2011), maturing February 2014. We have also from time to time in the past raised funds through issuances of shares and convertible bonds and may do so in the future.

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

Cash Flows

Operating Activities

Our net cash provided by operating activities was €581.4 million for the year ended December 31, 2011 compared to €450.0 million for 2010 and €616.8 million for 2009.

Before changes in working capital, our net cash provided by operating activities was €498.6 million for the year ended December 31, 2011 compared to €500.9 million for 2010 and €600.6 million for 2009. Changes in working capital for the year ended December 31, 2011 had a favorable impact of €82.8 million in part due to a high level of client payments received at year-end, compared to a negative impact of €50.9 million for 2010 and a positive impact of €16.2 million in 2009.

Investing Activities

Our net cash used in investing activities was €402.3 million for year ended December 31, 2011 compared to €418.6 million for 2010 and €479.7 million for 2009.

During the year ended December 31, 2011, capital expenditures amounted to €260.7 million compared to €210.4 million and €170.1 million for the years ended December 31, 2010 and 2009, respectively.

In 2011, we upgraded our seismic vessels Oceanic Phoenix and Oceanic Endeavour and equipped the Pacific Finder (renamed Elnusa Finder) and the Oceanic Sirius, delivered in June and October 2011, respectively, with Sentinel streamers. In 2010, we equipped the Viking II and the Oceanic Vega with Sentinel streamers and we started the upgrade of the Geowave Master (now named Oceanic Phoenix) and Geowave Endeavour (now named Oceanic Endeavour). In 2009, we equipped the Geowave Voyager, delivered in January 2009, with Sentinel streamers. We also equipped some of our seismic vessels with the Sercel Nautilus positioning device and our shallow water crews were equipped with SeaRay systems.

We invested €163.3 million in our multi-client library during the year ended December 31, 2011, primarily in North America and Brazil. In 2010 and 2009, we invested €219.3 and €229.3 million, respectively, in our multi-client library, primarily in the Gulf of Mexico and Brazil. As of December 31, 2011, the net book value of our marine and land multi-client data library was €407.5 million compared to €451.2 million as of December 31, 2010 and €469.1 million as of December 31, 2009.

Proceeds from disposals of assets in 2011 corresponded mainly to the sale of our 2D multi-client marine library. Proceeds from sales of assets in 2010 corresponded mainly to the sale of the Harmattan and, in 2009, to the sale of the Fohn and Orion.

During the year ended December 31, 2009, we acquired the remaining 30% of Wavefield for €62 million as part of the mandatory offer launched in December 2008 and the squeeze-out process which closed in February 2009.

Financing Activities

Our net cash used in financing activities for the year ended December 31, 2011 was €115.3 million compared to €207.8 million in 2010 and net cash provided by financing activities of €167.0 million in 2009.

On January 27, 2011, we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2016.

On March 1, 2011, we redeemed U.S.$460 million aggregate principal amount of our U.S.$530 million 7 1/2% Senior Notes due 2015 at a price of 103.75% plus accrued interest, and on June 30, 2011, we redeemed the remaining U.S.$70 million aggregate principal amount of such notes at a price of 102.5% plus accrued interest. The first redemption was financed through the issuance of convertible bonds described above and the second redemption was financed through the issuance of Senior Notes described immediately below.

On May 31, 2011, we issued U.S.$650 million principal amount of 6 1/2% Senior Notes due June 1, 2021. The senior notes were issued at a price of 96.45% of their principal amount, resulting in a yield of 7%. We used the net proceeds of the issuance to redeem the remainder of our U.S.$530 million 7 1/2% Senior Notes due May 2015 and to repay in full the U.S.$508 million outstanding under our term loan B facility.

On February 26, 2010, we repaid €35 million under our French revolving facility.

On June 9, 2009, we issued U.S.$350 million principal amount of 9 1/2% Senior Notes due 2016. The notes were issued at a price of 97.0% of their principal amount, resulting in a yield of 10 1/8%. The senior notes will mature on May 15, 2016. We used the proceeds from the notes to replace cash used to repay U.S.$100 million of our term loan B facility on May 21, 2009 and to fund the three quarterly U.S.$27.5 million amortization payments due during the remainder of 2009 under our term loan B facility. We also used a portion of the net proceeds to repay U.S.$50 million of indebtedness outstanding under our CGG Marine Resources Norge AS and CGGVeritas Services (Norway) AS (formerly Exploration Resources) credit facilities.

On October 30, 2009, we prepaid a further U.S.$100 million of our term loan B facility.

Financing Arrangements

The following is a description of the terms of our material financing arrangements.

U.S. Revolving Facility

On January 12, 2007, we entered into a U.S.$1.115 billion senior secured credit agreement with Credit Suisse as administrative agent and collateral agent and the lenders party thereto, pursuant to which we borrowed a U.S.$1.0 billion senior secured term loan B facility and obtained a U.S.$115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to U.S.$140 million on January 26, 2007. We repaid in full the term loan B facility on June 2, 2011. At December 31, 2011, the U.S. revolving facility was undrawn.

Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of the borrower and other subsidiaries of CGGVeritas. Revolving loans may be made at any time prior to the final maturity of the U.S. revolving facility, of which a portion matured on January 12, 2012 and, following our amendment to the facility on December 15, 2011 (as described below), the remainder (U.S.$79 million) matures on January 12, 2014.

The obligations of CGGVeritas Services Holding (U.S.) Inc. as borrower under the U.S. revolving facility are guaranteed by us and certain of our subsidiaries. We have pledged first-priority security in the shares of CGGVeritas Services Holding B.V., CGGVeritas Services Holding (U.S.) Inc. and certain of our other first-tier subsidiaries, as well as material first-tier subsidiaries of CGGVeritas Services Holding (U.S.) Inc. In addition, certain guarantors have provided first-priority security interests in certain of their respective tangible and intangible assets, including (without limitation) certain vessels, real property, mineral rights, deposit accounts and intellectual property. In the case of certain of our subsidiaries (most notably CGGVeritas Services Holding (U.S.) Inc. and certain U.S. and Canadian subsidiaries), the collateral may comprise substantially all of their respective assets.

Our obligations under, and the guarantees issued in respect of the French revolving facility described below rank pari passu in right of payment with the obligations under the guarantees issued in respect of the U.S. revolving credit facility. The lien priority and other creditors’ rights issues in respect of the U.S. revolving credit facility are set forth in an intercreditor agreement that provides, among other things, that so long as any obligations are outstanding under the U.S. revolving credit facility, Credit Suisse (acting as agent for the U.S. revolving credit facility lenders as first lien lenders) will control all remedies and other action related to the collateral.

In addition, the U.S. revolving credit facility agreement contains affirmative and negative covenants that affect our ability, among other things, to borrow money, incur liens, dispose of assets and acquisitions and pay dividends or redeem shares. Events of default under the U.S. revolving credit facility include, among other things, payment and covenant breaches, insolvency of us or our subsidiaries, the occurrence of certain events constituting a “change of control” and certain defaults in respect of other material financial indebtedness.

The U.S. revolving credit facility agreement was amended on December 12, 2008, May 21, 2009, July 15, 2010 and December 15, 2011.

The first amendment provided us with greater flexibility with respect to (i) the acquisition of companies through a tender offer process, (ii) share buybacks and (iii) recapitalization of subsidiaries that are not guarantors under our credit agreements. In consideration of these amendments, we (i) repaid U.S.$50 million of the term loan B on December 12, 2008 and (ii) increased the four quarterly installments due under the term loan facility in 2009 to U.S.$27.5 million each from U.S.$2.5 million each. Half of these additional payments (U.S.$75 million) were set off against required cash sweep prepayments due in 2010.

The second amendment (i) increased our flexibility under the financial covenants by modifying the interest coverage and leverage ratios, (ii) included an additional covenant limiting capital expenditures, (iii) allowed us to dispose of additional seismic vessels in exchange for joint venture interests and (iv) increased our ability to incur 114 unsecured senior debt. In consideration of these additional amendments, we (i) repaid U.S.$100 million of the term loan B on May 21, 2009 and (ii) increased the applicable margin for all borrowing under the U.S. revolving credit facility by 100 basis points.

We amended our U.S. revolving credit facility a third time on July 15, 2010 in order to provide us with additional flexibility under certain ratios and tests.

On December 15, 2011, we further amended our U.S. senior facilities agreement. This amendment extended the maturity of U.S.$79 million out of the total U.S.$140 million of available commitments by two years, from January 2012 to January 2014. In addition, this amendment (i) provided us with increased flexibility under certain covenants, including our ability to make acquisitions and investments, incur debt and pay distributions, (ii) removed restrictions on our ability to make capital expenditures, and (iii) redefined the financial covenants as follows:

•	a maximum ratio of total net financial debt to EBITDAS of 2.50:1 at the end of each quarter for the 12-month testing periods ending December 31, 2012 and 2013; and

•	and a minimum ratio of EBITDAS to total interest costs of 3.00:1 for at the end of each quarter for the 12-month testing periods ending December 31, 2012 and 2013.

Borrowings under U.S. revolving facility bear interest, at the option of the borrower, at the rate of adjusted LIBOR plus either 2.75% or 3.00% or the Alternate Base Rate plus either 1.75% or 2.00%, in each case depending on the corporate rating of CGGVeritas by Standard & Poor’s and the corporate family rating of CGGVeritas by Moody’s. The Alternate Base Rate is the higher of Credit Suisse’s Prime Rate, the Federal Funds Effective Rate plus 1/2 of 1.0% and the adjusted LIBOR rate for a one-month interests period plus 1.0%.

The term loan B facility originally amortized in equal quarterly installments of U.S.$2.5 million, with the balance payable on January 12, 2014. The December 2008 amendment increased the quarterly installments on March 31, June 30, September 30 and December 31, 2009 to U.S.$27.5 million each. On June 29, 2007, we prepaid U.S.$100 million of the term loan B, on December 12, 2008, we prepaid an additional U.S.$50 million, on May 21, 2009, we prepaid an additional U.S.$100 million and on October 30, 2009 we prepaid a further U.S.$100 million. We repaid the remaining U.S.$508 million outstanding under the term loan B on June 2, 2011 with the proceeds of our 6 1/2% Senior Notes due 2021.

French Revolving Facility

On February 7, 2007, we entered into a U.S.$200 million French law revolving credit agreement with CGGVeritas as borrower, Natixis as administrative agent, Credit Suisse as collateral agent and the lenders party thereto. The proceeds of the French revolving facility may be drawn in dollars or in euros, and may be used for the general corporate purposes of the borrower. At December 31, 2011, our French revolving facility was undrawn.

Each cash advance under the French revolving facility must be repaid in full at the end of the relevant interest period of one month to twelve months and is available for redrawing during the availability period. All drawings under the French revolving facility must be repaid on the final maturity date on February 7, 2014.

Our obligations under the French revolving facility are guaranteed by the same guarantors that guarantee the U.S. senior facilities (including CGGVeritas Services Holding (U.S.) Inc.), and are secured by the same security interests granted to secure the obligations under the U.S. senior facilities.

The French revolving facility was amended on December 12, 2008, May 28, 2009, November 4, 2010 and December 15, 2011.

The first amendment provides us with greater flexibility with respect to (i) the acquisition of companies through a tender offer process, (ii) share buybacks and (iii) recapitalization of subsidiaries that are not guarantors under our credit agreements.

The second amendment (i) increased our flexibility under the financial covenants by modifying the interest coverage and leverage ratios, (ii) included an additional covenant limiting capital expenditures, (iii) allowed us to dispose of additional seismic vessels in exchange for joint venture interests and (iv) increased our ability to incur unsecured senior debt. In consideration of this amendment, we increased the applicable percentage for all borrowing under the French revolving facility by 100 basis points.

The third amendment extended the maturity of the French revolving facility until February 2014 and revised the financial ratios as follows:

•

a maximum ratio of total net debt to EBITDAS of 2.50:1 at the end of each quarter for the 12-month testing period ending December 31, 2012; and 2.25:1 at the end of each quarter for the 12-month testing period ending December 31, 2013;

•

a minimum ratio of EBITDA to total interest costs of 3.50:1 at the end of each quarter for the 12-month testing period ended December 31, 2012; and 4.00:1 at the end of each quarter for the 12-month testing period ended December 31, 2013.

On December 15, 2011, we further amended the French revolving facility to provide additional flexibility under our non-financial covenants, in particular our ability to make acquisitions and investments, incur debt and pay distributions. In consideration of these amendments we agreed to cap the amount of total borrowings under the facility at U.S.$100 million at any one time and revised the amount of capital expenditures we are permitted to make each year from the greater of U.S.$750 million and 50% of EBITDA to the greater of U.S.$600 million and 50% of EBITDA. As amended, the amount of capital expenditures subject to this test is reduced by the amount of our multi-client prefunding revenue.

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

Other Debt Securities

OCEANE convertible bonds

On January 27, 2011, we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of our company (OCEANEs) maturing on January 1, 2016. The OCEANE convertible bonds’ nominal value was set at €27.80 per bond, representing an issue premium of 25% of the CGGVeritas’ reference share price on the regulated market of NYSE Euronext in Paris. The OCEANE convertible bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year. The bonds entitle the holders to receive new and/or existing CGGVeritas shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option. We used the net proceeds of the issuance to redeem U.S.$460 million principal amount of our U.S.$530 million 7 1/2% Senior Notes due 2015.

6 1/2% Senior Notes due 2021

On May 31, 2011 we issued U.S.$650 million in aggregate principal amount of 6 1/2% Senior Notes due 2021. These notes are guaranteed on a senior basis by the same guarantors that guarantee our senior facilities (including CGGVeritas Services Holding (U.S.) Inc.). We used the proceeds from the notes to repay the U.S.$508 million remaining outstanding under the term loan B facility of our U.S. senior facilities and to redeem the U.S.$70 million principal amount remaining outstanding under our 7 1/2% Senior Notes due 2015. On December 8, 2011, these notes were exchanged for identical notes registered with the SEC.

9 1/2% Senior Notes due 2016

On June 9, 2009 we issued U.S.$350 million in aggregate principal amount of 9 1/2% Senior Notes due 2016. These notes are guaranteed on a senior basis by the same guarantors that guarantee our senior facilities (including CGGVeritas Services Holding (U.S.) Inc.). We used the proceeds from the notes to replace cash used to repay U.S.$100 million of our term loan B facility on May 21, 2009, and to fund the three quarterly U.S.$27.5 million amortization payments due during the remainder of 2009 under the term loan B facility. The remaining amount was used to repay indebtedness of approximately U.S.$50 million in respect of certain seismic vessels and to fund ongoing operations. On January 5, 2010, these notes were exchanged for identical notes registered with the SEC.

7  3/4% Senior Notes due 2017

On February 9, 2007, we issued U.S.$400 million in aggregate principal amount of 7 3/4% Senior Notes due 2017. These notes are guaranteed on a senior basis by the same guarantors that guarantee our senior facilities (including CGGVeritas Services Holding (U.S.) Inc.). We used the net proceeds from the notes to repay part of the U.S.$700 million outstanding under the bridge loan facility used to finance the Veritas acquisition.

Other Credit Facilities

Geomar secured term loan facility

On April 30, 2007, Geomar entered into a U.S.$25 million credit facility to refinance the purchase price of the seismic vessel CGG Alizé. The facility is secured by a pledge over the vessel. At December 31, 2011, the amount outstanding under this facility was U.S.$9.0 million. This facility matures on June 5, 2014.

Voyager AS (renamed Exploration Vessel Resources II AS) secured term loan facility

On January 13, 2011, Exploration Vessel Resources II entered into a U.S.$45 million credit facility to refinance part of the existing debt of the company as of the date of its acquisition by the Group. The facility is secured by a pledge over the vessel and is subject to substantially the same covenants as the Term Loan B. At December 31, 2011, the amount outstanding under this facility was U.S.$38.4 million. This facility matures on August 31, 2016.

Financial Debt

Gross financial debt was €1,501.0 million as of December 31, 2011, €1,485.6 million as of December 31, 2010 and €1,399.0 million as of December 31, 2009. Net financial debt was €1,090.3 million as of December 31, 2011, €1,149.7 million as of December 31, 2010, and €918.7 million as of December 31, 2009. The ratio of net debt to equity for the years ended December 31, 2011, 2010 and 2009 was 37%, 41% and 35%, respectively.

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

The following table presents a reconciliation of net financial debt to financing items of the balance sheet at December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
	(in millions of euros)
Bank overdrafts	4.6	4.5	2.7
Current portion of financial debt	49.9	74.5	113.5
Financial debt	1,446.5	1,406.6	1,282.8

Gross financial debt	1,501.0	1,485.6	1,399.0
Less cash and cash equivalents	(410.7)	(335.9)	(480.3)

Net financial debt	1,090.3	1,149.7	918.7

EBITDAS

EBITDAS for the years ended December 31, 2011, 2010 and 2009 was €607.3 million, €596.2 million and €658.9 million, respectively.

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

The following table presents a reconciliation of EBITDAS to Net cash provided by operating activities, according to our cash-flow statement, for the periods indicated:

	Year ended December 31,
	2011	2010	2009
	(in millions of euros)
EBITDAS	607.3	596.2	658.9
Other financial income (loss)	0.6	8.5	(11.2)
Variance on Provisions	(15.3)	(19.7)	27.2
Net gain on disposal of fixed assets	(16.8)	—	3.2
Dividends received from affiliates	4.9	2.4	0.7
Other non-cash items	(14.7)	(13.3)	(4.0)
Income taxes paid	(67.4)	(73.2)	(74.2)
Change in trade accounts receivables	43.7	(69.0)	95.7
Change in inventories and work-in-progress	(7.7)	(26.8)	59.4
Change in other current assets	30.3	(18.9)	22.4
Change in trade accounts payables	(9.3)	84.2	(121.5)
Change on other current liabilities	34.6	(9.5)	(33.5)
Impact of changes in exchange rate	(8.8)	(10.9)	(6.3)

Net cash provided by operating activities	581.4	450.0	616.8

Free cash flow

We define “free cash flow” as cash flow from operations minus (i) “Total net capital expenditures” and “Investments in multi-client surveys” set out in our consolidated statement of cash flows under “Investing”, and (ii) “Financial expenses paid” set out in our consolidated statement of cash flows under “Financing”.

Free cash flow amounted to U.S.$94 million (€67 million) in 2011 compared to a negative free cash flow of U.S.$108 million (€81 million) in 2010.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payments due by period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of euros)
Long-term debt obligations:
— Repayments : fixed rates	2.9	4.4	613.6	780.2	1,401.1
— Repayments : variables rates(a)	9.5	16.1	11.3	0.0	36.9
— Bonds and facilities interest	89.9	178.5	155.3	153.1	576.8

Total Long-term debt obligations	102.3	199.0	780.2	933.3	2,014.8

Finance leases:
— Finance lease Obligations : fixed rates	13.2	21.7	21.2	54.5	110.6
— Finance lease Obligations : variables rates(a)	18.5	2.9	0.0	0.0	21.4

Total Finance lease obligations	31.7	24.6	21.2	54.5	132.0

Operating leases(b)
— Bareboat agreements	91.8	166.9	161.1	247.5	667.4
— Other operating lease agreements	34.6	51.5	39.0	58.0	183.0

Total Operating lease obligations	126.4	218.4	200.1	305.5	850.4

Total Contractual Obligations(c)	260.4	442.0	1,001.5	1,293.3	2,997.2

(a)	Payments are based on the variable rates applicable as of December 31, 2011.
(b)	Includes the five-year marine charter agreement signed with Bourbon for six new support vessels.
(c)	Payments in foreign currencies are converted in euros at December 31, 2011 exchange rates.

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

Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S dollar and euro or other currencies may adversely affect our operating revenues and results. In the years ended December 31, 2011, 2010 and 2009, more than 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner and British pounds. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and will have in the future a significant effect upon our results of operations, which are reported in euros. For financial reporting purposes, depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a decreased value. Moreover, and in addition to the impact of the conversion of the U.S. dollar at a decreased value, since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, the depreciation of the U.S. dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of the date of this annual report, we estimate our annual fixed expenses in euros to approximately €400 million and as a result, an unfavorable variation of U.S.$0.1 in the average yearly exchange rate between the U.S. dollar and the euro would reduce our operating income and our shareholders’ equity by approximately U.S.$40 million.

As of December 31, 2011 we and our subsidiaries whose functional currency is the euro had dollar-denominated assets and liabilities of U.S.$1,560 million and U.S.$1,484 million, respectively. Our net exchange rate exposure was U.S.$76 million before hedging and U.S.$14 million after taking into account hedging arrangements of U.S.$62 million. As a result of our compliance with IAS 12 — Income Taxes, our results of operation are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns an asset is not the same as the currency used for taxation purposes. This is the case for several Norwegian subsidiaries that own offshore assets (vessels and equipment) for which the functional currency is the U.S. dollar, whereas the taxable currency is the Norwegian kroner.

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

In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. At December 31, 2011, 2010 and 2009, we had U.S.$157.8 million (with a euro equivalent-value of €122 million), U.S.$128.1 million (with a euro equivalent-value of €95.9 million) and U.S.$139.5 million (with a euro equivalent-value of €96.8 million), respectively, of notional amounts outstanding under euro/U.S. dollar forward exchange contracts and other foreign exchange currency hedging instruments.

We do not enter into forward foreign currency exchange contracts for trading purposes.

Interest Rates

Drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 60 months). As a result, our interest expenses vary in line with movements in short-term interest rates. However, a 96% of our debt consists of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations.

As of December 31, 2011, our variable-rate assets (net of liabilities) due in less than one year totaled €259 million.

Our variable interest rate indebtedness carried an average interest rate of 2.9% in 2011 and our investments and other financial assets earned interest at an average rate of 0.25%. As a result, a 1% increase in interest rates would reduce our income before tax and shareholders equity by €0.6 million, whereas a 1% decrease in interest rates would increase our income before tax and shareholders’ equity by €0.6 million.

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

Income Taxes

We conduct the majority of our activities outside of France and pay taxes on income earned or deemed profits in each foreign country pursuant to local tax rules and regulations.

We have significant tax losses carried forward that are available to offset future taxation on income earned in certain OECD countries. We recognize deferred tax assets when a history of recent taxable profit exists and when it is probable that future taxable profit will be available.

Seasonality

Our land and marine seismic acquisition activities are usually seasonal in nature as a consequence of weather conditions in the Northern Hemisphere and of the timing chosen by our principal clients to commit their annual exploration budget to specific projects. We have historically experienced higher levels of activity in our equipment manufacturing and multi-client operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Item 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

Under French law, the Board of Directors determines our business strategy and monitors its implementation. Subject to the specific powers granted by the ordinary general shareholders’ meeting, the Board of Directors deals with any issues relating to our affairs. In particular, the Board of Directors prepares and presents our year-end accounts to our ordinary general shareholders’ meeting. Our Board of Directors consists of between six and fifteen members elected by our shareholders. Under French law, a director may be an individual or a legal entity for which an individual is appointed as permanent representative.

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

Name	Position	Initially appointed	Term expires
Robert Brunck(1)(2)(7)	Chairman	1998	2012
Jean-Georges Malcor	Chief Executive Officer and Director	2011	2015
Olivier Appert(1)(3)(7)	Director	2003	2012
Loren Carroll(4)	Director	2007	2013
(independent director)(6)
Rémi Dorval(3)(4)	Director	2005	2014
(independent director)(6)
Jean Dunand(4)	Director	1999	2013
(independent director)(6)
Gilberte Lombard(4)	Director	2011	2015
(independent director)(6)
Hilde Myrberg(3)(5)	Director	2011	2015
(independent director)(6)
Denis Ranque(1)(2)	Director	2010	2014
Robert Semmens(1)(3)	Director	2011	2015
Kathleen Sendall(2)(5)	Director	2010	2014
(independent director)(6)
Daniel Valot(4)(7)	Director	2001	2012
(independent director)(6)
David Work(2)(3)(5)	Director	2007	2013
(independent director)(6)
Terence Young(2)(5)	Director	2007	2013
(independent director)(6)

(1)	Member of Strategic Committee.
(2)	Member of Technology Committee.
(3)	Member of Appointment-Remuneration Committee.
(4)	Member of Audit Committee.
(5)	Member of Health, Safety, Environment & Sustainable Development Committee.
(6)

Independent director within the meaning of the governance code of the Association Française des Entreprises Privées — Mouvement des Entreprises de France. See “Item 6: Directors, Senior Management and Employees — Board Practices”.

(7)	Renewal of this term office will be proposed to the General Meeting to be held on May 10, 2012.

Mr. Robert Brunck, 62, has been the Chairman of our Board of Directors since May 1999 and was also Chief Executive officer until June 30, 2010. Mr. Brunck was Vice Chairman and President from September 1998 to May 1999 and was President and Chief Operating Officer from February 1995 to September 1998. Mr. Brunck was Vice President of Administration and Development from 1991 to 1995 and Chief Financial Officer from 1989 to 1991. He is Chairman of the Association pour la Recherche et le Développement des Méthodes et Processus Industriels, Director of the Centre Européen d’Education Permanente, Director of the Ecole Nationale Supérieure de Géologie, Director of the Bureau of Geological and Mining Research, Director of the Groupement des Entreprises Parapétrolières et Paragazières — Association Française des Techniciens du Pétrole (GEP — AFTP), and Director and a member of the Appointment and Remuneration Committee of Nexans.

Mr. Jean-Georges Malcor, 55, has been Chief Executive Officer of CGGVeritas since June 30, 2010 and a Director of CGGVeritas since May 4, 2011. From January 1, 2010 to June 30, 2010, he was President of CGGVeritas. Mr. Malcor began his career at the Thales group as an acoustic engineer (1983-1987) in the Underwater Activities division where he was in charge of hydrophone and geophone design and towed streamer programs. He then moved to Sydney-based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Mr. Malcor became Director of Marketing & Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous- Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999 he became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Wooloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. He also serves as Chairman and Chief Executive Officer of CGGVeritas Services SA, Chairman of the Supervisory Board of Sercel Holding SA, and a member of the Board of Directors of Ardiseis FZCO and of the Arabian Geophysical and Surveying Company (ARGAS). He is also a Director and member of the Audit Committee of ST Microelectronics, a Director of the Association des Centraliens and of the Fondation Villette Entreprises.

Mr. Olivier Appert, 63, has been Chairman and Chief Executive Officer of IFP Energies Nouvelles (previously named the French Petroleum Institute (Institut Français du Pétrole, or IFP)) since April 2003. Mr. Appert was President for long-term co-operation and energy policy analysis within the International Energy Agency until October 1999. He is also a Director, a member of the Strategic Committee and a member of the Ethics & Governance Committee of Technip, Director of Storengy and Director of the Institut de Physique du Globe de Paris.

Mr. Loren Carroll, 68, joined our Board of Directors on January 12, 2007. Until that date, Mr. Carroll had been a Director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco L.L.C. and was also Executive Vice President of Smith International, Inc. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International held a 60% interest in M-I Swaco L.L.C. Until 2010, he was a Director of Smith International and a member of the Supervisory Board of CGGVeritas Services Holding BV. Mr. Carroll currently serves as a Director, a member of the Compensation Committee and Chairman of the Nominating & Corporate Governance Committee of Forest Oil Corporation and Director, Chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committee of KBR Inc.

Mr. Rémi Dorval, 61, is Executive Vice President of VINCI. Until 2010, he was Chief Executive Officer and Director of Soletanche-Bachy Entreprise, Senior Executive Vice President of Soletanche Freyssinet, Director, Chairman and Chief Executive Officer of Solétanche Bachy France, Chairman of Forsol, Chairman of

SB 2007, a Director of SHPIC, Bachy Soletanche Holdings, SBUSA, Soldata Iberia and Nicholson. He was also a member of the Supervisory Board of CGGVeritas Services Holding BV. Mr. Dorval currently serves as Director of Soletanche Freyssinet.

Mr. Jean Dunand, 72, holds a Master’s degree in Economics and is also a graduate of the Institute of Business Administration from the University of Paris. He started his career in the financial department of the Compagnie Française des Pétroles, now named TOTAL, where he stayed four years. Then, he held the operational positions of Chief Financial Officer and General Secretary mainly in upstream, but also in downstream, chemical and diversification of this group, both in France and abroad. Seconded to the Institut Français du Pétrole (French Petroleum Institute, now named IFP Energies Nouvelles), he also served as Financial and Legal Director of ISIS (financial holding of this group) from 1999 to December 2001.

Ms. Gilberte Lombard, 68, joined our Board of Directors on May 4, 2011. She held various financial positions within HSBC France (formerly Credit Commercial de France) from 1990 until her retirement in February 2011. She began her career as a financial analyst and then joined the M&A department of Credit Commercial de France. After Credit Commercial de France was privatized in 1987, she became the investor relations officer in charge of relationships with financial analysts and institutional investors. She also coordinated the information policy for both major bank shareholders and individual bank shareholders from 1987 to 2000. In 2000, she was appointed as head of financial transactions in charge of structuring and implementing sales, acquisitions and mergers for HSBC France (which by now had taken over Credit Commercial de France) and managing its industrial and financial portfolio. She was appointed as Secretary of the Board of Directors in 1990. She was also appointed as member of the board and the audit committee of several companies within the HSBC group in France. Ms. Lombard continues to serve as a member of the Supervisory Board, Chairman of the Audit Committee and member of the Remuneration Committee of Zodiac Aerospace, and Director, Chairman of the Remuneration Committee and member of the Audit Committee of Robertet SA, two Euronext Paris-listed companies. Ms. Lombard holds a masters degree in Economic Sciences and is a graduate of the INSEAD Advanced Management Program.

Ms. Hilde Myrberg, 54, joined our Board of Directors on May 4, 2011. She has been Senior Vice President of Corporate Governance & Compliance at Orkla ASA, a Norwegian company listed on the Oslo stock exchange and operating in the branded consumer goods, aluminum solutions, materials, renewable energy and financial investment sectors, since January 1, 2011, where she also serves as Secretary of the Board. From 2006 to 2011, she was Executive Vice President at Orkla ASA as the head of corporate functions, including HR, communication, legal and internal audit. Previously, she served as head of the markets sector, including activities ranging from platform to market oil & gas and the power and renewable energy business, at Hydro Oil & Energy until 2006. She has been a Director of Renewable Energy Corporation ASA since 2009 and a Director and Vice-Chairman of the Board of Petoro AS since 2006. She also serves as member of the Supervisory Board of Gjensidige Forsikring ASA and of Jotun AS. From 2006 to 2011, she served as board member of Borregaard AS, Sapa AB and Orkla Brands AS (Orkla subsidiaries). From 2005 to 2007, she was a board member of Kongsberg Automotive ASA. Ms. Myrberg holds a law degree from the University of Oslo and an MBA from INSEAD.

Mr. Denis Ranque, 60, joined our Board of Directors on May 5, 2010. He is a graduate of French Ecole Polytechnique and Ecole des Mines. He began his career at the French Ministry for Industry, where he held various positions in the energy sector, before joining the Thomson group in 1983 as planning director. In 1984, he became director of space business, the, from 1986, director of the division’s microwave tubes department. Mr. Denis Ranque took over as chief executive of this company in 1989. In April 1992, he was appointed Chairman and Chief Executive Officer of Thomson Sintra Activités Sous-Marines. Four years later, he became Chief Executive Officer of Thomson Marconi Sonar, the sonar systems joint venture set up by Thomson CSF and GEC-Marconi. From January 1998 to May 2009, Mr. Denis Ranque was appointed Chairman and Chief Executive Officer of Thomson-CSF group, now called Thalès. Since October 2001, he has been Chairman of the Board of the Ecole Supérieure des Mines de Paris and since September 2002, he has been Chairman of the Cercle de l’Industrie, an association which unites the France’s biggest industrial companies. He has also been a member of the Board of Directors and member of the Financial Statements Committee of Saint-Gobain since

2003. Since 2009, he has been a member of the Board of Directors and Chairman of the Audit Committee of CMA-CGM. He is also a member of the Board of Directors of the Fonds Stratégique d’Investissement (FSI), a member of the Board of Directors of the Centre National de la Recherche Scientifique (CNRS), Chairman of the Board of SCILAB Enterprises and serves as Chairman of the Board and a member of the Remuneration, Nominations and Governance Committee of Technicolor, and Chairman of the Association Nationale Recherche Technologie and Chairman of the Fondation Paris-Tech.

Mr. Robert Semmens, 54, is an independent consultant, a private investor and adjunct professor of finance at the Leonard N. Stern School of Business (New York University). He was co-founder and General Partner of The Beacon Group LLC from 1993 to 2001. Until 2010, Mr. Semmens was a member of the Supervisory Board of Sercel Holding S.A. He currently serves as Director of MicroPharma Ltd., a Director of Bronco Holdings LLC, and Advisory Director of Sense Networks Inc.

Ms. Kathleen Sendall, 59, joined our Board of Directors on May 5, 2010. She is a graduate of Queen’s university (Ontario) and of the Western Ontario Business School. She began her career as a junior process engineer for Petro-Canada in 1978, and then was a project engineer for compressor station design and construction at Nova, an Alberta corporation for two years. Mrs. Sendall then held various positions within Petro-Canada between 1984 and 1996. From 1996 to 2000, she was Vice President Engineering & Technology, and was then Vice President, Western Canada Development & Operations until 2002. Mrs. Sendall was appointed Vice President, North America Natural Gas of Petro-Data from 2002 to 2009. She was also a Governor on the Board of Governors of the University of Calgary until 2010. Mrs. Sendall is an active member of several associations among which the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers. She is a member of the Board of Directors and Vice-Chairman of Alberta Innovates — Energy & Environment Solutions, and she also serves as a Director of ENMAX, Michaelle Jean Legacy Foundation and Canadian Center for Energy Information.

Mr. Daniel Valot, 67, was Chairman and Chief Executive Officer of Technip from September 1999 until April 2007. Mr. Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Until 2010, he was a member of the Supervisory Board of CGGVeritas Services Holding B.V. Mr. Valot is a Director, a member of the Strategy Committee, the Audit Committee, the Compensation & Nomination Committee and the Risk Committee of SCOR and a Director of Dietswell.

Mr. David Work, 66, joined our Board of Directors on January 12, 2007. Until that date, Mr. Work had been a Director of Veritas since 2004. Mr. Work is currently an oil and gas industry consultant. From 2001 until October 2003, he served as the Chairman of Energy Virtual Partners, Inc., a privately-held company engaged in the business of managing under-resourced oil and gas properties. For more than five years prior to his retirement from BP Amoco in October 2000, he served in various management capacities with Amoco and BP Amoco, including Group Vice President of exploration and, finally, as Regional President in the United States. Mr. Work currently also serves as a Director of Cody Resources LLC, and is Director and a member of the Compensation Committee of WPX Energy Inc.

Mr. Terence Young, 65, joined our Board of Directors on January 12, 2007. Until that date, Mr. Young had been a Director of Veritas since 2005. Mr. Young is currently a professor and head of the Department of Geophysics at the Colorado School of Mines and has served as such since 2000. From 1983 until 2000, Mr. Young was employed by Mobil Research and Development Corporation in a variety of roles, the last of which was as a visiting scholar at the Institute for Statistics and Its Applications, Carnegie Mellon University. From 1982 to 1983, he served as a research geophysicist with Compagnie Générale de Géophysique, from 1979 to 1982, he served as assistant professor, Colorado School of Mines, and from 1969 to 1974 was a pilot and flight instructor in the United States Navy.

Executive Officers

Under French law and our current statuts, the Chief Executive Officer has full executive authority to manage our affairs. The Board of Directors has the power to appoint and remove the Chief Executive Officer at any time. Under French law and our current statuts, the Chief Executive Officer has full power to act on our behalf and to represent us in dealings with third parties, subject only to (i) the corporate purpose of the Company, (ii) those powers expressly reserved by law to the Board of Directors or our shareholders and (iii) limitations that the Board of Directors may resolve, such limitations not being binding on third parties. The Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. In accordance with French corporate law, our current statuts provide for either the election by the Board of Directors of one person to assume the position of Chairman and Chief Executive Officer or the division of such functions between two different persons. In its session of June 30, 2010, the Board of Directors decided to separate the roles of Chairman and Chief Executive Officer. Since that date, Mr. Brunck has held the position of Chairman and Mr. Malcor has held the position of Chief Executive Officer, with both positions to be held until the General Meeting convened to approve the financial statements for the financial year ended December 31, 2011. Our current statuts provide also that the Board of Directors may appoint up to five Senior Executive Vice-Presidents (Directeurs Généraux Délégués) upon proposal of the Chief Executive Officer, whether or not this person is also the Chairman of the Board. Stéphane-Paul Frydman and Pascal Rouiller were appointed to this position by our Board of Directors on February 29, 2012.

The following table sets forth the names of our current Executive Officers who serve as members of our Executive Committee, their current positions with us and the first dates as of which they served as our Executive Officers.

Name	Current position	Executive officer since
Jean-Georges Malcor	Chief Executive Officer	2010
Stéphane-Paul Frydman	Senior Executive Vice President Executive Vice President, Finance	2012 2003
Pascal Rouiller	Senior Executive Vice President Executive Vice President, Equipment Division	2012 1997
Stéphan Midenet	Executive Vice President, Land Division	2010
Colin Murdoch	Executive Vice President, Processing, Imaging & Reservoir Division	2010
Luc Schlumberger	Executive Vice President, Multi-Client & New Ventures Division	2010
Benoît Ribadeau-Dumas	Executive Vice President, Marine Division	2010
Gérard Chambovet	Executive Vice President, General Secretary	1995
Pascal Rosset	Executive Vice President, Human Resources	2011
Thierry Le Roux	Executive Vice President, Business Development	1995
Thierry Brizard	Executive Vice President, Technology	2010
Lionel Lhommet	Executive Vice President, Geomarkets & Global Marketing	2010
Eva Rudin	Executive Vice President, Global Operational Excellence	2011
Dominique Robert	Executive Vice President, Special Advisor to the Chief Executive Officer	2010

Mr. Stéphane-Paul Frydman, 48, was appointed Senior Executive Vice President on February 29, 2012. He is also Executive Vice President, Finance since July 1, 2010 and Group Chief Financial Officer since January 2007. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was an Investor Officer of Butler Capital Partners, a private equity firm, from April 2000 to November 2002, and Industrial Advisor to the French Minister of the Economy and Finances from June 1997 to March 2000. Mr. Frydman is a Director of Sercel SA, CGGVeritas Services SA, CGGVeritas Services Holding (U.S.) Inc. and CGGVeritas Eidesvik Ship Management AS. He is a member of the Supervisory Board of Sercel Holding.

Mr. Pascal Rouiller, 58, was appointed Senior Executive Vice President on February 29, 2012. He is also Executive Vice President, Equipment Division since July 1, 2010 and Chief Executive Officer of Sercel since

September 2005 after having served as Chief Operating Officer of the Sercel group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President for the Asia-Pacific region from May 1992 to September 1995. Mr. Rouiller is Chairman of the Management Board of Sercel Holding, Chairman of the Board of Directors of Sercel (Beijing) Technological Services Co. Ltd. and of Sercel Australia Pty. Ltd., President of Sercel Canada Ltd., Vice-President of Sercel-GRC, member of the Board of Directors of Hebei Sercel Junfeng Geophysical Prospecting Equipment Co. Ltd. and of Sercel Singapore Private Ltd., and Chief Executive Officer of Sercel Inc.

Mr. Stéphan Midenet, 39, has been Executive Vice President, Land Division since July 1, 2010. He began his career at CGGVeritas as a field engineer in the Land Acquisition Division (1998-2002), with various assignments worldwide. In 2003, he assumed the role of Operations Supervisor for land seismic operations in Indonesia before becoming Managing Director of the subsidiary in charge of these activities. In 2005, he was named Vice President, Sales & Marketing for the Eastern Hemisphere Land Division. This was followed in 2008 by his appointment as Senior Vice President, Sales & Marketing for the Asia Pacific region. In 2009, Mr. Midenet became Senior Vice President of the Land Acquisition division for the Europe, Africa, Middle-East and Asia Pacific regions. He is currently Director of Ardiseis FZCO and Managing Director of CGGVeritas Services Holding (Latin America) BV.

Mr. Colin Murdoch, 56, has been Executive Vice President, Processing, Imaging & Reservoir Division since July 1, 2010. He began his career in the industry as data processing geophysicist with Seiscom Delta in Dublin, while also spending time as an Assistant Party Chief on a field crew in Indonesia. He joined McKinley Smith, a geological/geophysical consulting firm based in Ireland, where he was engaged in interpretation of seismic data and prospect generation. In 1983, he joined Digicon Geophysical Corp. as a Data Processing Manager in Caracas, and he moved to Houston two years after in order to run a dedicated processing center for UNOCAL. In 1985, He joined Entropic Geophysical, based in California, as Land Processing Manager. In 1987, he returned to Digicon Geophysical Corp. where he held a number of positions in Data Processing, including Manager for North and South America. In 1994 he became Vice President of Data Processing & Technology. Mr. Murdoch has held a variety of senior roles through the evolution of the organization to what is today CGGVeritas. He is more particularly Director and Officer of CGGVeritas Land (U.S.) Inc., CGGVeritas Services Holding (U.S.) Inc., CGGVeritas Services (U.S.) Inc., Veritas Investment Inc., Veritas Geophysical (Mexico) LLC, Viking Maritime Inc., Director of Alitheia Resources Inc. and Chairman of Veritas Geoservices Ltd SA.

Mr. Luc Schlumberger, 55, has been Executive Vice President, Multi-Client & New Ventures Division since July 1, 2010. Mr. Schlumberger is a geologist by background and holds a master’s degree from Montpellier University, France. He has over 29 years of experience in the exploration & production industry. He started with CGGVeritas in 1981 as a Processing Geophysicist and has held various senior positions throughout the world within CGGVeritas. Prior to his assignment as Executive Vice President for Latin America, Mr. Schlumberger led the Multi-Client Data Library business line as well as the Processing & Imaging business unit in the Western Hemisphere. He is currently Director of CGGVeritas Services de Mexico, S.A. de C.V., Director and Officer of Alitheia Resources Inc., Officer of CGGVeritas Land (U.S.) Inc., CGGVeritas Services (U.S.) Inc., Veritas Geophysical III and Veritas Geophysical IV, and Director of Viking Maritime Inc. and Veritas Investments Inc.

Mr. Benoît Ribadeau-Dumas, 39, has been Executive Vice President, Marine Division since September 1, 2010. He began his career as a civil servant in the French Public Administration. He held a variety of roles including two years (2002-2004) as a member of the French Prime Minister’s private staff, in charge of administrative reforms and decentralization. In 2004, he joined the aerospace and defense group Thalès as Corporate Development Director, in charge of group strategy, mergers and acquisitions and relationships with shareholders. He then was appointed as Head of two operational business lines, first as Managing Director of the Air Traffic Management Systems in 2007, and, since 2009, as Chief Executive Officer of Thalès Underwater Systems. Mr. Ribadeau-Dumas joined CGGVeritas in his current role in September 2010. He serves as Director of CGGVeritas Services (Norway) AS, CGGVeritas Eidesvik Ship Management AS and CGG Marine Resources Norge AS, and as Managing Director of CGGVeritas Marine B.V.

Mr. Gérard Chambovet, 59, has been Executive Vice President, General Secretary since July 1, 2010. Before that date, he had been Senior Executive Vice President Human Resources, Communication, HSE and Audit since January 2007. Previously, he had been Senior Executive Vice President, Technology, Planning & Control and Communication since January 2005 and Senior Executive Vice President of our Services segment since October 1998. Mr. Chambovet was Executive Vice President of our Acquisition Product line from March 1995 to October 1998 and was Manager of our data processing center in Massy, France from 1987 to 1995. Mr. Chambovet is a Director of Sercel S.A. and member of the Supervisory Board of Sercel Holding S.A. He also serves as Director of CGGVeritas Services SA and CGGVeritas Services Holding (U.S.) Inc.

Mr. Pascal Rosset, 56, has been Executive Vice President, Human Resources since January 1, 2012. He started his career with CGG in 1980 in the field as a geophysicist and then Party Chief in the Middle East and North Africa before taking country and regional operational responsibilities for Land in the Far East (Indonesia, Singapore, China). From 1991 to 2004, his responsibilities covered data processing and data management leading to the position of Vice-President Eastern Hemisphere and later as Head of Resources, Research & Industrialization for the Processing Business Unit (Malaysia, Norway, France, UK). In 2005, he became the joint Managing Director of CGG International and CGG University. From the end of 2007 until 2011 he occupied several senior HR Vice President positions including Head of HR Services and Group SVP People Development. He is Director of Viking Global Offshore Limited and Managing Director of CGGVeritas International SA.

Mr. Thierry Le Roux, 58, has been the Executive Vice President, Business Development since October 2010. Before that date, he had been Advisor to the Chief Executive Officer and in charge of the Group’s Business Development and Technology since 2009. He was President and Chief Operating Officer from January 2007 to 2009, Group President and Chief Financial Officer from September 2005 to January 2007, and Senior Executive Vice President of our Equipment segment since October 1998. Mr. Le Roux was Executive Vice President of CGG’s Geophysical Equipment operations from March 1995 to October 1998. He was Business Development Manager from 1992 to 1995 and Far East Manager from 1984 to 1992. Mr. Le Roux is Chairman of the Board of Sercel SA, Sercel Inc., Hebei Sercel-Jungfeng Geophysical Prospecting Equipment Co. Ltd, Sercel England, Geosensor Corp., Interactive Networks Technologies Inc. and Opseis International Sales Inc., as well as Chairman of the Supervisory Board of Tronic’s Microsystems SA, Vice-Chairman and member of the Supervisory Board of Sercel Holding, member of the Supervisory Board of CGGVeritas Technology Services (Beijing) Co. Ltd. and a Director of Sercel Singapore Private Ltd., STX Corp., CGGVeritas Services Holding (U.S.) Inc., Cybernetix SA and PTSC CGGV Geophysical Survey Company Ltd.

Mr. Thierry Brizard, 58, has been Executive Vice President, Technology since October 1, 2010. He joined the Underwater Activities Division of Thalès in 1980 as Hardware/Software Engineering charge of the 2040 sonar display for the Royal Navy. At the end of 1987, he moved to Sydney to found Thomson Sintra Pacific. Returning to France in 1991, he took the lead of the Digital Electronic Department of Thomson Marconi Sonar. In 1995, he was promoted Director of the Signal Processing Common Efficiency Team (CET) across the whole of Thalès. In April 1997, he moved to the Land & Joint Division and was seconded as Technical Director to the Midsco international Joint-Venture in the United States to complete the development of the Link16 Low Volume Terminal Mids. In 2000, created his own company, XIOS, to exploit one of his patents and developed a low cost navigation system for divers. In 2001, he returned to the Business Group Air Defense (BGAD) of Thalès as Vice President, Research & Development in 2002. In 2004, his area of responsibility extended to the perimeter of the Air Systems Division. In November 2005, he moved to the United States to work as Senior Technical Director of the ThalèsRaytheonSystems’ Air Command and Control Systems Programs (ACCS LOC1). During his last years of service for Thalès, he was appointed Vice President, Research & Development for the Thalès Naval and Land Divisions. Mr. Brizard joined CGGVeritas in October 2010 in his current position.

Mr. Lionel Lhommet, 49, has been Executive Vice President, Geomarkets & Global Marketing since July 1, 2010. He began his career in 1985 at CGG as Party Chief for land acquisition seismic crews in Africa. In 1988, he became Key Account Manager within 3Com, a Californian start-up specialized in computer networking. In 1996, he joined Petrosystems as Vice President, Sales & Operations, a CGG subsidiary dedicated to G&G interpretation software development. In 1998 he was appointed a Director of Flagship LLC, a Houston-based reservoir characterization software provider. In 2001, he founded his own company, PROGNOST Systems, where he developed artificial intelligence systems for downstream industries. In 2003, he re-joined CGGVeritas as Vice President, Business Development and R&D for Land & Shallow Water seismic acquisition. Following the merger with Veritas, M. Lhommet became Executive Vice President in charge of the Land Acquisition Product Line and then in 2009 he became responsible for the management of all CGGVeritas Services for Europe, Africa, Middle-East and Asia Pacific regions. He is currently Chairman of the Board of Compagnie Générale de Géophysique (Nigeria) Ltd, Director of ARGAS, VSfusion LLC, Veritas Caspian LLP and General Manager of CGG Explo.

Ms. Eva Rudin, 43, has been Executive Vice President, Global Operations Excellence (GOE) since January 1, 2012. After many years in the automotive industry, working for companies such as Volvo, Renault and Nissan and in different roles covering fields such as maintenance, process engineering, supply chain and sourcing, Ms. Rudin joined CGGVeritas in 2009 as Senior Vice President Global Sourcing. In 2010, the supply chain was added to her scope of responsibility. She now heads the GOE Function of CGGVeritas, which covers Business IT, Global Sourcing & Supply Chain, Quality & Performance, Trade Compliance and Best Practice.

Mr. Dominique Robert, 60, has been Executive Vice President, Global Operational Excellence since July 1, 2010. After having worked four years in Algeria for the Ministry of Public Works (roads and airstrips), he joined CGGVeritas in 1979 as Party Chief for a land seismic crew in Indonesia. He has been assigned abroad in different countries during his career and held many different managerial positions in CGGVeritas, mainly in the Asia Pacific region from 1985 to 2000. In 2000, he came back to France and worked as Chief Executive Officer of Flagship, a CGGVeritas software division. In 2001, Mr. Robert was appointed Executive Vice President, Land & Shallow Water seismic data acquisition and in 2007, following the merger with Veritas, he became Executive Vice President of the Europe, Africa, Middle-East region. He holds the positions of Managing Director of CGGVeritas Services Holding BV and Deputy Chief Executive Officer of CGGVeritas Services SA.

Compensation

The aggregate compensation of our Executive Officers, including the Chief Executive Officer, includes both a fixed element and a bonus element. The bonus due to the general management for a given fiscal year is paid during the first semester of the next fiscal year. As a result of this bonus, the aggregate compensation may substantially vary from one year to another.

The aggregate compensation of our Executive Officers (including the Chief Executive Officer) paid in fiscal year 2011 was €6,844,882 including the benefits in kind but excluding Directors’ fees.

Chairman of the Board and Chief Executive Officer

Chairman of the Board

The aggregate compensation paid to Mr. Brunck, Chairman of the Board, in fiscal year 2011 was €275,000 of fixed compensation plus €6,840 of benefits in kind (company car). The variable part of the Chairman’s compensation in 2011 was based on the achievement of personal objectives related to his missions described below. His target amount was set at 50% of his fixed remuneration. Mr. Brunck was paid his 2011 bonus of €103,125 in March 2012. Finally, Mr. Brunck received €49,997.56 in his capacity as Director in 2011.

Starting in fiscal year 2012, Mr. Brunck will no longer receive variable compensation or Directors’ fees.

Chief Executive Officer

The aggregate compensation paid to Mr. Malcor, Chief Executive Officer, in fiscal year 2011 was €600,000 of fixed compensation plus €6,840 of benefits in kind (company car). For fiscal year 2011, Mr. Malcor’s bonus depended upon the achievement of personal objectives (representing one third of the bonus) and financial objectives (representing two thirds of the bonus). His target amount is set at 100% of his fixed remuneration. The financial objectives related to the Group revenues (weighted 30% of the total financial objectives), operating income (weighted 35%), EBITDAS less capital expenditures (weighted 20%) and Group free cash flow (weighted 15%). Mr. Malcor was paid his 2011 bonus of €608,502 in March 2012.

The aggregate compensation of Mr. Brunck, Chairman of the Board, and of Mr. Jean-Georges Malcor, Chief Executive Officer, over the last two years are set forth below:

	2010			2011
Robert Brunck Chairman of the Board of Directors	Amounts earned	Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€447,500.00	€447,500.00		€275,000		€275,000
Variable compensation	€139,738.00	€0.00	(1)	€103,125.00	(4)	€139,738	(3)
Exceptional compensation	N/A	N/A		N/A		N/A
Retirement Indemnity	N/A	€370,450.00		N/A		N/A
Director’s fees	€47,946.24	€50,762.99	(2)	€49,997.56	(6)	€47,946.24	(5)
Benefits in kind	€6,840.00	€6,840.00		€6,840.00		€6,840.00
Total	€642,024.24	€875,552.99		€434,962.56		€469,524.24

(1)	The Executive Officers and the other members of the Executive Committee decided to forego their 2009 bonus.
(2)	Paid in January 2010 for fiscal year 2009.
(3)	Paid in March 2011 for fiscal year 2010.
(4)	Paid in March 2012 for fiscal year 2011.
(5)	Paid in January 2011 for fiscal year 2010.
(6)	Paid in January 2012 for fiscal year 2011.

	2010		2011
Jean-Georges Malcor Chief Executive Officer	Amounts earned	Amounts paid	Amounts earned		Amounts paid
Fixed compensation	€500,000.00	€500,000.00	€600,000.00		€600,000.00
Variable compensation	€169,850.00	N/A	€608,502.00	(2)	€169,850.00	(1)
Indemnity paid upon termination of the employment agreement	€22,500.00	€22,500.00	N/A		N/A
Exceptional compensation	N/A	N/A	N/A		N/A
Director’s fees	N/A	N/A	N/A		N/A
Benefits in kind	€6,270.00	€6,270.00	€6,840.00		€6,840.00
Total	€698,620.00	€528,770.00	€1,215,342.00		€776,690.00

(1)	Paid in March 2011 for fiscal year 2010.
(2)	Paid in March 2012 for fiscal year 2011.

Non-compete agreement with Mr. Malcor

On June 30, 2010, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the signature of a non-compete agreement between the Company and Mr. Malcor. This agreement was ratified by the general meeting of shareholders of May 4, 2011.

This non-compete agreement applies to any geophysical data acquisition, processing or interpretation services or the provision of equipment or products designed for the acquisition, processing or interpretation of geophysical data. Mr. Malcor has agreed that he will not contribute to projects or activities in the same field as those in which he was involved at CGGVeritas for period of 18 months starting on the date on which he leaves the Group.

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

Pursuant to this code, the Board of Directors decided, upon the appointment of Mr. Malcor as Chief Executive Officer of the Company on June 30, 2010, to terminate his employment agreement. In addition, the Board of Directors resolved that Mr. Malcor would be entitled to receive a special termination indemnity upon his termination as Chief Executive Officer, only in case of forced departure relating to a change of control or change of strategy. Pursuant to article L.225-42-1 of the French Commercial Code, the payment of this special termination indemnity remains subject to the achievement of the following conditions related to the Company’s performance.

The global indemnity amount shall not exceed 200% of the reference annual compensation (as defined below) and shall be equal to the difference between:

•

a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Malcor during the twelve-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Malcor (i) with respect to fiscal years closed over the 36-month period preceding his departure date or (ii) over the full years of presence with the Company starting from January 1, 2010, in the event that he leaves the Group less than 36-months after he joined the Company (“the Reference Annual Compensation”), and

•	any sum to which Mr. Malcor may be entitled as a result of such termination, including any sums to be paid further to the application of his non-competition commitment.

Pursuant to article L.225-42-1 of the French Commercial Code, the payment of this special termination indemnity remains subject to the achievement of the following conditions related to the Company’s performance:

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

•

The average margin of the Group EBITDAS (i) over the 4 years preceding the departure date or (ii) over a period starting as from January 1, 2010 if Mr. Malcor leaves the Group before his fourth year, shall be at least 25%.

Payment of the full amount of the special termination indemnity is subject to the fulfillment of two conditions out of three. In case only one condition is fulfilled, then Mr. Malcor will be entitled to receive only 50% of the special termination indemnity.

Finally, pursuant to article L.225-42-1 of the French Commercial Code, the Board of Directors will verify prior to the payment of the special severance payment (i) that the performance conditions described above are duly fulfilled and (ii) that the payment of the special termination indemnity complies with the corporate governance code applicable at the date of departure.

Mr. Brunck does not benefit from any indemnity letter.

General benefits plan

On June 30, 2010, the Board of Directors approved, the extension to Mr. Brunck and Mr. Malcor of the benefit of the Group’s general benefits plan applicable to all employees. This agreement was ratified by the general meeting of shareholders of May 4, 2011.

Individual benefits plan

On June 30, 2010, the Board of Directors approved the execution of a supplementary individual benefits plan for Mr. Malcor and authorized the Company to pay an initial amount of €43,000. This agreement was ratified by the general meeting of shareholders of May 4, 2011. This plan took effect in September 2011, for a period ending on December 31, 2014. In addition, on November 30, 2011, the Board of Directors authorized the final execution of this agreement as per the final conditions proposed by the insurer and authorized the Company to pay an additional amount of €40,000 for the duration of the agreement.

Individual insurance covering loss of employment

The Board of Directors authorized, on June 30, 2010, the Company to subscribe with GSC Gan, as from July 1, 2010, an individual insurance policy covering loss of employment, in favor of Mr. Malcor. The annual subscription fee payable by the Company amounts to €10,000 for 2011. This insurance provides for the payment of a maximum of 13% of his 2011 target compensation (corresponding to €160,037), for a duration of twelve months. This agreement was ratified by the general meeting of shareholders of May 4, 2011.

Supplemental retirement plan:

A supplemental retirement plan for the members of the Executive Committee and the Management Board of Sercel Holding (whom we refer to herein as the “Beneficiaries”) was implemented on January 1, 2005. The Chairman of the Board and the Chief Executive Officer benefit from this plan. It is an additive defined benefit plan with a cap. Accruals are acquired per year of services, with a ceiling of 20 years.

Further, to participate in the plan, the Beneficiaries shall comply with the following main cumulative conditions:

•	have liquidated their social security pension and all possible other rights to pensions,

•	have accrued at least 5 years of service as a member of the Executive Committee of the Group until 55 years of age, and

•	end their professional career when leaving the Company.

As of December 31, 2011, the Company’s commitment under the supplemental retirement plan corresponds for the Chief Executive Officer to an annual pension equal to 15% of his annual 2011 target compensation.

The aggregate present benefit value of this supplemental plan as of December 31, 2011 was €8,590,862 of which €1,185,924 has been recorded as an expense for fiscal year 2011. Of these amounts, the portions relating to the Chief Executive Officer were €1,960,523 and €182,704 respectively.

Senior Executive Vice-Presidents

Compensation

Mr. Stéphane-Paul Frydman:

The Board of Directors agreed that Mr. Frydman will carry out his duties as Executive Vice-President Finance pursuant to his current employment agreement. As such, his fixed compensation amounts to €320,000 plus €4,800 in benefits in kind (company car). His 2011 variable compensation amounted to €194,952.

The Board of Directors has set his fixed remuneration as Senior Executive Vice-President at €80,000, as from March 1, 2012.

His variable compensation as Senior Executive Vice-President, for fiscal year 2012 will be determined by the Board of Directors, in consultation with the Appointment-Remuneration Committee, in the first quarter 2013 based on the 2012 financial statements. The variable compensation is conditioned on meeting certain individual objectives (representing half of the variable compensation) and financial objectives (representing half of the variable compensation).

Mr. Pascal Rouiller:

The Board of Directors agreed that Mr. Rouiller will carry out his duties as Executive Vice-President Equipment pursuant to his current employment agreement. As such, his fixed compensation amounts to €320,000 plus €5,280 in benefits in kind (company car). His 2011 variable compensation amounted to €251,013.

The Board of Directors has set his fixed remuneration as Senior Executive Vice-President at €80,000, as from March 1, 2012.

His variable compensation as Senior Executive Vice-President, for fiscal year 2012 will be determined by the Board of Directors, in consultation with the Appointment-Remuneration Committee, in the first quarter 2013 based on the 2012 financial statements. The variable compensation is conditioned on meeting certain individual objectives (representing half of the variable compensation) and financial objectives (representing half of the variable compensation).

Special termination indemnity for Messrs. Frydman and Rouiller:

The benefits granted to Messrs. Frydman and Rouiller in case of their departure from the Group include the following:

Messrs. Frydman and Rouiller (the “Beneficiaries”) will benefit from a special termination indemnity in the event of a forced departure relating to a change of control or of strategy. The amount of this indemnity is set at the difference between (i) a gross amount equal to 200% of their reference annual compensation and (ii) any amounts to which they may claim entitlement in case of departure from the Group, particularly, the indemnities that could be paid in connection with their non-compete agreement referred to below. The global amount of such special termination indemnity shall not exceed 200% of the reference annual compensation.

In accordance with Article L. 225-42-1 of the French Commercial Code, payment of the special termination indemnity is subject to performance conditions to be assessed with regard to the Company’s performance based on the fulfillment of at least two of the following three objectives:

•

The average of the ratio between the CGGVeritas ADS price over the PHLX Oil Service SectorSM (OSXSM) index over the 60 trading days preceding the date of departure shall equal at least two-third of the same average ratio assessed over the same period of 60 trading days 4 years before the Beneficiary leaves the Group;

•

The average of the ratio between the CGGVeritas share price over SBF 120 index over the 60 trading days preceding the date of departure shall equal at least two-third of the same average ratio assessed over the same period of 60 trading days 4 years before the Beneficiary leaves the Group;

•	The average Group EBITDAS margin over the 4 years preceding the date of departure shall be at least 25%.

Should only one of the objectives be fulfilled, then the Beneficiary would only be entitled to 50% of his special termination indemnity.

Non-compete agreement

On February 29, 2012, the Board of Directors approved a non-compete agreement to be entered into between the Company and Messrs. Frydman and Rouiller.

This non-compete agreement applies to any geophysical data acquisition, processing or interpretation services or the provision of equipment or products designed for the acquisition, processing or interpretation of geophysical data. Messrs. Frydman and Rouiller have agreed that they will not contribute to projects or activities in the same field as those in which they were involved at CGGVeritas for period of 18 months starting on the date on which they leave the Group.

In consideration of this non-compete agreement, Messrs. Frydman or Rouiller would receive compensation corresponding to 100% of their annual reference remuneration as defined in their protection letter.

Collective benefit plan

On February 29, 2012, the Board of Directors approved the application of the collective benefit plan applicable to all the employees of the Group, to Messrs. Frydman and Rouiller.

Supplementary retirement plan

On February 29, 2012, the Board of Directors authorized the Company to apply the benefit of the supplementary retirement plan implemented on January 1, 2005 and applicable in particular to the members of the Group’s Executive Committee, to Messrs. Frydman and Rouiller.

Directors

Directors as a group received aggregate compensation of €730,000 in January 2012 for services provided in their capacity as Directors during fiscal year 2011. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to Directors. Directors’ service contracts do not provide for benefits upon termination.

The following table sets forth the amounts CGGVeritas and its subsidiaries paid to Directors of CGGVeritas, in their capacity as Directors, for the year ended December 31, 2011:

Name	Amount paid to CGGVeritas directors by the Company or one of its subsidiaries for fiscal year 2011
Robert Brunck	€49,997.56
Jean-Georges Malcor(1)	N/A
Olivier Appert	€44,379.32
Loren Carroll	€62,297.52
Rémi Dorval	€58,302.40
Jean Dunand	€52,254.78
Anders Farestveit(2)	€17,490.36
Yves Lesage(2)	€19,463.31
Gilberte Lombard(1)	€26,557.11
Hilde Myrberg(1)	€30,624.74
Denis Ranque	€44,969.15
Robert F. Semmens	€70,989.01
Kathleen Sendall	€69,667.07
Daniel Valot	€40,314.61
David Work	€78,974.70
Terence Young	€63,718.36

(1)	Appointed as Director of the Company on May 4, 2011.
(2)	Resigned from his duties of Director of the Company on May 4, 2011.

As of March 31, 2012, our Directors and Executive Officers held an aggregate of 349,567 shares and 2,350 ADS of CGGVeritas. As of March 31, 2012, our Directors and Executive Officers held options to purchase an aggregate of 3,590,385 ordinary shares and a maximum of 229,650 performance shares. As of March 31, 2012, none of our Directors and Executive Officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.

Board Practices

In accordance with the Board of Directors’ resolution of December 19, 2008, the Company complies with the AFEP-MEDEF code of corporate governance for listed companies (the “AFEP-MEDEF Code”). Pursuant to the standards set forth in the AFEP-MEDEF Code, we believe that nine of our Directors do not have any relationship with CGGVeritas, the Group or its management that could impair their freedom of judgment and thus qualify as independent. Those Directors are Mr. Carroll, Mr. Dorval, Mr. Dunand, Mr. Valot, Mr. Work, Mr. Young, Ms. Sendall, Ms. Lombard and Ms. Myrberg. We also believe that the previous position of Mr. Carroll, Mr. Work and Mr. Young as members of the Board of Directors of Veritas do not impair their independence. Our Board of Directors reviews, on an annual basis, the qualification of Directors as independent pursuant to the AFEP-MEDEF Code.

Pursuant to article L.225-35 of the French Commercial Code, the Board of Directors determines the broad lines of the Company’s business and sees to their implementation. Subject to the powers expressly granted to shareholders’ meetings, and within the limits of the Company’s corporate purpose, the Board of Directors reviews any question relating to the conduct of the Company’s business and decides all pertinent issues through its deliberations.

The Board of Directors carries out any controls and checks it deems appropriate.

In 2011, the Board of Directors of the Company met eight times. The average attendance rate of Directors at these meetings was 89%.

During these meetings, the Board approved the Company’s annual financial statements and the 2010 consolidated annual financial statements and reviewed the quarterly and half-year results for fiscal year 2011. The 2012 pre-budget was also reviewed by the Board.

The Board also convened the general meeting of shareholders held on May 4, 2011 and approved the reports and resolutions to be submitted to shareholders’ approval.

The Board of Directors approved the details of the compensation of the Chairman of the Board and the Chief Executive Officer along with the terms and conditions of the protection letter of the Chief Executive Officer. This letter, as amended by a decision of the Board of Directors of February 24, 2011, was ratified by the annual shareholders’ meeting held on May 4, 2011.

The Board also decided to implement (i) a stock-options plan for certain employees of the Group and a specific plan for the Chairman of the Board and the Chief Executive Officer, subject to performance conditions in conformity with the AFEP-MEDEF Code, and (ii) a performance shares plan for certain employees, the Chairman of the Board and the Chief Executive Officer.

With respect to financing operations, the Board also approved (i) a convertible bond issue in an aggregate amount of €360 million, and (ii) a senior notes issue in an aggregate amount of U.S.$650 million.

Finally, the Board also approved the partnership between the Company and Spectrum ASA.

Appointment-Remuneration Committee:

Responsibilities:

The responsibilities of this Committee in terms of propositions and/or recommendations to be made to the Board of Directors relate to:

1.	the compensation to be paid to the senior executive officers (“mandataires sociaux”) to be appointed from time to time, including the procedures for setting the variable part thereof and the grant of possible benefits in kind;

2.	all provisions relative to the retirement of the senior executive officers considered as mandataires sociaux;

3.	for the mandataires sociaux, the deferred elements of the compensation packages (pension, severance payment) to be submitted to the shareholders’ annual meeting;

4.	the evaluation of financial consequences on the Company’s financial statements of all compensation elements for mandataires sociaux;

5.	the contracts between the Company and a mandataire social;

6.	the possible candidacies for filling Director’s positions, positions as senior executive officer considered as “mandataire social” or positions as a member of a Board Committee.

7.	the periodical review of the independence of Board members;

8.	the Directors’ fees level and their allocation rules;

9.	the realization of capital increases reserved for the employees; and

10.	the installation of equity-based compensation plans.

In addition to the assignments described above, this Committee is also in charge of:

1.	examining the compensation of Executive Committee members and its evolution;

2.	carrying out performance evaluations of the Board and its committees;

3.	carrying out performance evaluations of the Chairman of the Board and the Chief Executive Officer;

4.	reviewing the succession planning process for Executive Committee members;

5.	ensuring compliance of compensation and benefits policies with all applicable regulations;

6.	reviewing compensation data and other related information to be publicly disclosed by the Company in its annual reports and any other reports to be issued pursuant to applicable laws and regulations; and

7.	approving the policy and process of verifying and reimbursing expenses of the members of the Board and the mandataires sociaux.

The Committee may also consider any question submitted to it by the Chairman in connection with one of the matters mentioned above.

The work of the Committee is recorded in its minutes. In addition, the Chairman of the Committee submits a report to the Board of Directors whenever the Board of Directors must make a decision relating to the appointment of a senior executive officer or a remuneration issue.

The Board of Directors reviews the operating procedures of the Appointment-Remuneration Committee during its annual review of its own performance as well as every three years when performing a more thorough review through individual interviews with an external consultant.

Composition:

The members of the Committee are as follows:

Rémi Dorval (Chairman)(*)

Olivier Appert

Robert Semmens

David Work(*)

Hilde Myrberg(*)

(*)	independent director

In compliance with the AFEP-MEDEF Code, this Committee is composed of a majority of independent Directors.

Activity in 2011:

In 2011, this Committee met nine times. The average meeting attendance rate was 92%.

During these meetings, the Committee examined, inter alia, (i) the remuneration of the Chairman of the Board and the Chief Executive Officer and their 2011 objectives, (ii) the revision of the protection letter for the Chief Executive Officer, (iii) the amount of the Directors’ fees and their allocation rules, (iv) the policy governing allocation of performance shares and stock-options within the Group, (v) the report on the qualification of Directors as independent prior to its submission to the Board of Directors, (vi) the paragraphs in the annual reports’ (including the management report, Document de Référence and annual report on Form 20-F) regarding the compensation of the mandataires sociaux, (vii) the 2011 bonus plans, (viii) the succession planning of Executive Committee members, (ix) the implementation of the evaluation process for the Board, the Chairman and the Chief Executive Officer, (x) the organisation of the annual Board seminar, (xi) the review of the internal rules and regulation of the Board of Directors, (xii) the appointment of two new Directors, and (xiii) the composition of Board committees.

In addition, the Company complies with the provisions of the AFEP-MEDEF Code relating to the remuneration of the executive officers with the following exception relating to the supplementary pension plan: in some particular circumstances (in the event of the death, incapacity or dismissal of the beneficiary, except in case of gross or serious misconduct, after reaching the age of 55 and not followed by any other professional activity) a senior executive officer may still benefit from the supplementary pension plan in effect even though he is no longer an employee of the Group. Taking into consideration circular no. 105/2004 issued by the French Social Security Department on March 8, 2004, these exceptions are maintained with regard to the following elements:

•	the current supplementary pension plan may continue to apply on a uniform and identical basis to all the other executive officers also benefiting from this plan without further consequences; and

•

given the seniority of certain beneficiaries of this plan and in light of their service over the years, it would be unjustified for them to lose the benefit of the pension commitments made by the Company solely because of a departure arising under very special circumstances (death, disability) or occurring shortly before retirement, making it difficult to find further employment (dismissal without gross and serious misconduct, after the age of 55, not followed by any other professional activity).

Strategic Planning Committee:

Responsibilities:

The responsibilities of the Strategic Planning Committee relate to the following:

•	business plans and budgets,

•	strategic options for the Company,

•	organic development, and

•	projects related to financial transactions.

This Committee customarily meets before each Board meeting and more often if necessary.

Composition:

The members of the Committee are as follows:

Robert Brunck (Chairman)

Olivier Appert

Denis Ranque

Robert Semmens

Activity in 2011:

During 2011, the Strategic Planning Committee met seven times. The average attendance rate of committee members was 82%.

During these meetings, the Committee was consulted regarding, inter alia, (i) the 2011-2012 forecasts, (ii) the joint ventures with Elnusa, Geotech and Petrovietnam, (iii) the OCEANE convertible bonds issued in an aggregate principal amount of €360 million and senior notes issued in an aggregate principal amount of U.S.$650 million, (iv) the 2012 pre-budget, and (v) the amendments to the French and U.S. revolving credit facilities.

HSE/Sustainable Development Committee

Responsibilities:

The responsibilities of this Committee are the following:

•	to determine the main areas for improvement of HSE performance on an ongoing basis and to assess on a regular basis the progress made by comparison with other companies in the industry;

•	to review the high-rated risks, established or not (HPI), to examine their causes and the related mitigation actions;

•	to monitor any major HSE crisis and the related mitigation actions; and

•	to keep the Board of Directors informed of the measures taken by the Group in relation to HSE as well as the Group’s initiatives with respect to sustainable development.

Composition:

The members of the Committee are as follows:

Kathleen Sendall (Chairman)(*)

Terence Young(*)

Hilde Myrberg(*)

David Work(*)

(*)	independent director

Activity in 2011:

In 2011, the Committee met three times. The average attendance rate of committee members was 92%.

During these meetings, the HSE management system and organization and any corporate responsibility actions were presented to the Committee in order for the committee to make its own recommendations. The Committee also reviewed the HSE good practices implemented within the Group. The outcome of the HSE audits and high potential incidents were presented, as well as the related action plans. The Committee was also kept informed of developments affecting our operating sites and the evacuation procedures that were implemented due to the events in North Africa and the Middle-East. Committee members also participated in a HSE visit of one of our sites and determined the 2012 HSE objectives.

Audit Committee:

Responsibilities:

Pursuant to its Charter, the Audit Committee is responsible for assisting the Board of Directors and preparing its assignments.

In the scope of the duties of the Audit Committee as defined by law, the Audit Committee shall, inter alia:

a.	monitor the financial reporting process;

b.	monitor the effectiveness of the Company’s internal control and risk management systems;

c.	monitor the statutory audit of the annual and consolidated accounts; and

d.	review and monitor the independence of the statutory auditors.

In this scope, the Committee is specifically in charge of:

•	Assignments relating to accounts and financial information:

•	reviewing and discussing with management and the statutory auditors the following items:

•	the consistency and appropriateness of the accounting methods adopted for establishment of the corporate and consolidated financial statements,

•	the consolidation perimeter,

•	the draft annual and consolidated accounts, semi-annual and quarterly consolidated financial statements along with their notes, and especially off-balance sheet arrangements,

•	the quality, comprehensiveness, accuracy and sincerity of the financial statements,

•	hearing the statutory auditors report on their review, including any comments and suggestions they may have made in the scope of their audit,

•	examining the draft press releases related to the Group financial results and proposing any modifications deemed necessary,

•	reviewing the annual report on Form 20-F and the Document de Référence,

•	raising any financial and accounting question that it considers important.

•	Assignments relating to risk management and internal control:

•	reviewing with management (i) the Company’s policy on risk management, (ii) the analysis made by the Company of its major risks (risk mapping) and (iii) the programs put in place to monitor them,

•

reviewing with management (i) the role and responsibilities with respect to internal control; (ii) the principles and rules of internal control defined by the Company on its general internal control environment (governance, ethics, delegation of authority, information systems) and on the key processes (treasury, purchase, closing of the accounts, fixed assets), (iii) internal control quality as perceived by the Company and (iv) significant deficiencies, if any, identified by the Company or reported by the external auditors (article L.823-16 of the French Commercial Code) as well as the corrective actions put into place,

•

reviewing (i) the Report of the Chairman on Board of Directors’ Composition, Preparation and Organization of the Board of Directors’ Work, and Internal Control and Risk Management and (ii) the conclusions of the external auditors on this report.

•	Assignments relating to internal audit:

•	reviewing with management:

•	the organization and operation of the internal audit,

•	the activities and in particular the missions proposed in the scope of the internal audit plan approved by management and presented to the Committee,

•	results of internal audit reviews.

•	Assignments relating to external audit:

•	reviewing with the statutory auditors their annual audit plan,

•	hearing, if necessary, the statutory auditors without management being present,

•

monitoring the procedure for selection of the auditors and issuing a recommendation to the Board of Directors on the statutory auditors whose appointment is to be submitted to the shareholders’ meeting,

•	monitoring the independence of the statutory auditors on annual basis,

•

discussing, possibly individually, the audit work with the statutory auditors and management and reviewing regularly with management the auditors’ fees. Within the framework of a procedure that it determines annually, the Committee has sole authority to authorize performance by the auditors and/or by the members of their network of services not directly relating to their auditing mission,

•	Other assignments:

•	reviewing with management and, when appropriate, the external auditors the transactions that bind, directly or indirectly, the Company and its executive officers,

•	handling, anonymously, any feedback concerning a possible internal control problem or any problem of an accounting and financial nature,

Finally, the Company’s management must report to the Committee any suspected fraud of a significant amount so that the Committee may proceed with any verification that it deems appropriate.

The following persons attend the Committee meetings: the Chairman of the Board of Directors, the members of the Executive Committee, including the Chief Executive Officer and the Chief Financial Officer, the auditors, the Senior Vice-President Internal Audit, and any person whom the Committee wishes to hear.

Minutes of each meeting are taken. Furthermore, the Chairman of the Committee reports on its work at every Board of Directors’ meeting. This report is recorded in the minutes of the Board of Directors’ meeting.

Composition:

The members of the Committee are as follows:

Jean Dunand (Chairman)(*)

Loren Carroll(*)

Rémi Dorval(*)

Gilberte Lombard (*)

Daniel Valot(*)

(*) independent director

Mr. Dunand was appointed as Financial Expert by the Board of Directors in 2003 pursuant to section 407 of the Sarbanes Oxley Act.

Both Mr. Dunand and Mr. Carroll qualify as independent members of the Committee with specific competences in financial and accounting matters pursuant to article L.823-19 of the French Commercial Code.

During the years he spent at the Total Group, Mr. Dunand developed an extensive financial and accounting expertise through the various positions he has held, especially as CFO of several Total subsidiaries located in countries where CGGVeritas also operates. Mr. Carroll, through the positions he held over 15 years within Arthur Andersen, developed an extensive accounting and auditing practice, especially for public companies. He then became Chief Financial Officer of Smith International, a supplier of products and services to the oil and gas, petrochemical, and other industrial markets. Within Smith International, he was in charge of investor relations, supervision of financial activities of Public Corporation (NYSE) and merger, acquisitions and strategic development. Both Mr. Dunand and Mr. Carroll are therefore very familiar with the financial and accounting specificities of our industrial sector and those linked to our international activities.

In compliance with the provisions of the AFEP-MEDEF Code, two thirds of the Committee is composed of independent directors. The committee has relied upon the report issued by the French Autorité des Marchés Financiers on audit committees.

Activity in 2011:

In 2011, the Committee met nine times with an average attendance rate of committee members of 93%.

During these meetings, the Committee reviewed draft versions of the annual consolidated financial statements for 2010, and the consolidated financial statements for the first quarter, the first semester and the third quarter of 2011. It also reviewed the 2011 forecasts. The Committee also provided to the Board its recommendations concerning these financial statements. The Committee reviewed the Chairman’s report on Board of Directors’ Composition, Preparation and Organization of the Board of Directors’ Work and on Internal Control and Risk Management, the annual report on Form 20-F and the Document de Référence.

The Committee also met with the external auditors without management present. During this meeting, the auditors and the Committee had an overview of the audit work performed for the closing of the 2010 financial statements.

The Committee also approves and implements, on an annual basis, a review plan of the main risks of the Group and of certain specific risks that the Committee determines.

The Committee examined the work to be performed by the statutory auditors in the scope of their audit on the 2011 financial statements and approved their fee estimates for this work. In compliance with the Committee’s procedures for its prior approval of non-audit services provided by the members of our auditors’ network, the Committee reviewed such services performed in 2011 and approved them as necessary.

The Committee reviewed the activities of the internal audit team, which acts according to a plan established by the Executive Committee and presented to the Committee. This plan is established in light of perceived operational and financial risks with the goal of systematically reviewing the major entities of each business division every three years.

The Committee was also kept regularly informed on the assessment of internal control procedures pursuant to section 404 of the Sarbanes-Oxley Act and of the results thereof. The external auditors and the internal audit presented their respective conclusions.

The Committee also followed the evolution of the Group’s legal perimeter and, in particular the rationalization program for the Group’s legal structures.

In addition, at year end the Committee carried out a detailed review of the multi-client library and was regularly kept informed of the Group’s situation with respect to cash, debt, cash flow forecasts and the Group’s hedging policy.

Technology Committee:

Responsibilities:

The Committee is responsible for assisting the Board in reviewing:

•	the technology offer from competitors and other oil service companies,

•	the Group’s development strategy in reservoir imaging, including seismic and opportunities in other oilfield services and products,

•	the main development programs in services and equipment,

•	research and development (“R&D”) budgets, and

•	the protection of intellectual property.

The Technology Committee usually meets twice a year.

Composition:

The members of the Committee are as follows:

Robert Brunck (Chairman)

Denis Ranque

Kathleen Sendall(*)

David Work(*)

Terence Young(*)

(*) independent director

Activity in 2011:

In 2011, the Committee met twice with an attendance rate of 80%.

During these meetings, the Committee reviewed the strategic actions plans in technology and intellectual property, the latest technological developments of the Group’s divisions, and certain specific technological projects.

Employees

As of December 31, 2011, we had 7,198 permanent employees worldwide as well as several thousand auxiliary field personnel on temporary contracts. Of the total number of permanent employees, 4,425 were involved in the Services segment, 2,175 in the Equipment segment and 50 worked at the Corporate level. We have never experienced a material work stoppage and consider our relations with our employees to be good. We permanently employ more than 5,000 technicians and persons holding engineering degrees and have developed a significant in-house training program.

Our workforce of permanent employees decreased from 7,264 at December 31, 2010 to 7,198 at December 31, 2011. The net decrease of 66 people is the result of a careful policy to replace leavers selectively within the context of our Performance Action Plan and promote people internally, in particular for our Marine onboard staff, and some selective and limited headcount reductions. The net decrease is principally the result of a net decrease of 26 people in the Marine division and a net decrease of 19 people in the Land division, mainly field staff in both cases. The Support function headcount was been reduced by 7 people. No collective departure plan was implemented in 2011.

In 2011 we continued our recruiting efforts to respond to turnover (839 leavers), with the objective of not only replacing leavers but also reinforcing our competences in various domains. We hired a total of 773 permanent employees worldwide. The competences required for our activities continues to evolve, requiring more demanding selection criteria in the hiring process. This is particularly true for our Processing, Imaging & Reservoir division, with a strong focus on candidates with Ph. Ds.

The Company continues to implement targeted recruitment programs, including for geophysicists for our Processing, Imaging & Reservoir centers, specialists for our research & development departments in all divisions, maritime specialists in Marine and high-potential managers in Land. To cope with this demand, we are reinforcing our partnership and collaboration with the Universities, Schools and Professional Associations education initiatives (SEG, EAGE). Through our own CGGVeritas University we also maintain our efforts to develop managerial and expert training programs adapted to our needs, as well as individual “soft” skills training and HSE and technical training.

In accordance with French law each of our French subsidiaries (representing a total of 1,822 employees) has an Employee Representation Committee (Comité d’Entreprise) consisting of representatives elected by our employees. The Employee Representation Committee reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to employee working conditions and is regularly informed of economic developments.

Similarly a Personnel Commission of elected employees is in place for our field and expatriate staff employed by CGGVeritas International, set up under the specifications of the Swiss Code des Obligations.

In Singapore, 37 people were represented under the collective agreement as of December 31, 2011. This represents 18% of our Singapore workforce. These employees are represented by the Singapore Industrial and Services Employees Union (SISEU), an affiliated union of the National Trade Union Congress.

Offshore crews on Norwegian contacts (74 people) are under a collective agreement. Salaries and other conditions are negotiated with their shop steward and a representative is nominated to represent the union. For office employees (40 people) there are two different agreements in place, but salaries are decided individually. For all of Norway, excluding Sercel, 45% of the personnel are covered under collective agreements.

Share Ownership

In accordance with French law, we are authorized annually by our shareholders at the extraordinary general meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Epargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the extraordinary general meeting held on May 4, 2011, renewed our authorization to issue up to 6,250,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors sets the commencement date for the offering, nor lower than 80% of such average market price. As of December 31, 2011, Group employees held 81,000 shares corresponding to 0.05% of the share capital and 0.10% of the voting rights.

Stock-options

Pursuant to resolutions adopted by our Board of Directors on May 11, 2006, March 23, 2007, March 14, 2008, March 16, 2009, January 6, 2010, March 22, 2010, October 21, 2010 and March 24, 2011, our Board of Directors has granted options to certain of our employees, executive officers and Directors to subscribe for an aggregate of 7,889,263 ordinary shares taking into account the various adjustment made to the number of stock options issued pursuant to French law. Options with respect to 7,048,387 ordinary shares remained outstanding as of March 31, 2012. The following table sets forth certain information relating to these stock options plans as of March 31, 2012:

Date of Board of Directors’ resolution	Options granted(1)	Number of beneficiaries	Options exercised (ordinary shares) at March 31, 2012	Options outstanding at March 31, 2012	Exercise price per ordinary share(1)	Expiration date
May 11, 2006(4)(2)	1,012,500	171	2,500	951,095	€26.26	May 10, 2014
March 23, 2007(5)(3)	1,308,750	145	2,000	1,164,000	€30.4	March 23, 2015
March 14, 2008(6)(3)	1,188,500	130	0	1,079,340	€32.57	March 14, 2016
March 16, 2009(7)(3)	1,327,000	149	261,116	972,544	€8.82	March 16, 2017
January 6, 2010(8)(3)	220,000	1	0	220,000	€14.71	January 6, 2018
March 22, 2010(9)(3)	1,548,150	339	37,295	1,440,918	€19.44	March 22, 2018
October 21, 2010(10)(3)	120,000	3	0	120,000	€16.887	October 21, 2018
March 24, 2011(11)(3)	1,164,363	366	0	1,100,490	€25.48	March 24, 2019

Total	7,889,263		302,911	7,048,387

(1)

Pursuant to French law and the terms of the stock option plans, the numbers of options initially granted and the exercise price were adjusted following our share capital increase in December 2005 and our five-for-one stock split in June 2008. The figures shown are after adjustment.

(2)	The stock option plans provide for the cancellation of the non-vested options if the holder is no longer our employee, director or executive officer.
(3)	The stock option plans provide for the cancellation of the options whether vested or not if the holder is no longer our employee, director or executive officer.
(4)	Options under the 2006 plan vest by one-fourth each year from May 2006 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before May 12, 2010.
(5)	Options under the 2007 plan vest by one-third each year from March 2007 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 24, 2011.
(6)	Options under the 2008 plan vest by one-third each year from March 2008 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 17, 2012.
(7)

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

(8)

110,000 options vest immediately, 55,000 will vest as of January 7, 2011 and 55,000 as of January 7, 2012. However during the first four years, the resulting shares cannot be sold by French tax residents before January 7, 2013 for the first batch and, January 7, 2014 for the second and third batches.

(9)

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

(10)

Options under the October 2010 plan vest by one-third each year from October 2010 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before October 22, 2014. The October 2010 plan consists of a plan granting 120,000 options to three members of the Executive Committee.

(11)

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

The stock options allocated to Mr. Brunck, Chairman of the Board of Directors, and Mr. Malcor, Chief Executive Officer, (the “Executive Officers”) under the plans implemented by the Company over the last two years are set forth below:

Name of the Executive Officer	Date of the Plan		Number of options allocated during fiscal year		Valuation of options pursuant to the method used for consolidated financial statements (€)	Subscription price(1)	Exercise period
Robert Brunck	03/22/2010		200,000	(2)	1,515,000	€19.44	From 03/23/2011 to 03/22/2018 inclusive
Robert Brunck	03/24/2011		66,667	(2)	373,122	€25.48	From 03/25/2012 to 03/24/2019 inclusive
Jean-Georges Malcor	01/06/2010	(3)	220,000		1,810,600	€14.71	From 01/07/2010 to 01/06/2018 inclusive
Jean-Georges Malcor	03/22/2010	(3)	162,500		1,641,250	€19.44	From 03/23/2011 to 03/22/2018 inclusive
Jean-Georges Malcor	03/24/2011		133,333	(2)	746,238	€25.48	From 03/25/2012 to 03/24/2019 inclusive

(1)	The subscription price corresponds to the average of the opening share prices of the share on the last 20 trading days prior to the meeting of the Board of Directors granting the options.
(2)	Subject to the performance conditions described below.
(3)	As of the date of this plan, Mr. Jean-Georges Malcor was not yet an Executive Officer of the Company. Therefore, the stock-options allocated to him in 2010 are not subject to performance conditions.

The valuation of the options pursuant to the method used to prepare the consolidated financial statements does not necessarily correspond to the actual value that the beneficiary could derive from the exercise of the options. The exercise of the options is not permitted during the first three years of the plan and is subject to the fulfillment of certain performance conditions. Moreover, the gain before tax that a stock-option beneficiary may derive from the option exercise depends upon the share market price on the exercise date. This gain could be nil if, during the duration of the plan, the exercise price remains above the share market price.

Stock-options are allocated without any possible discount. The conditions of the plans applying to the Executive Officers are those of the general plans, plus those described below. Regarding the plan of March 22, 2010, these conditions are only applicable to Mr. Robert Brunck. As Mr. Jean-Georges Malcor was not an Executive Officer on March 22, 2010, he benefited from the general plan applicable to the other senior managers and employees of the Group.

Performance conditions:

The Board of Directors decided, in accordance with the provisions of the AFEP-MEDEF code that, for the first three years of the plans dated March 22, 2010 and March 24, 2011, the acquisition of options is subject to performance conditions based on the achievement of one of the three objectives stated below:

•	a share price performance objective relative to the SBF 120 index;

•	a share price performance objective relative to the PHLX Oil Service SectorSM (OSXSM);

•	a financial indicator objective of EBITDAS denominated in U.S. dollars and related to the target for the annual variable portion of compensation of the Executive Officers.

Obligation to keep stock-options in registered form:

In compliance with the provisions of article L.225-185 of the French Commercial Code, the Board of Directors decided that the number of shares resulting from the exercise of stock options that the Executive Officers will have to keep under the registered form until the end of their term shall account for 20% of the amount of the gain on the purchase price realized when exercising the options granted by the Board of Directors on March 22, 2010 and March 24, 2011.

Performance shares:

At the extraordinary general shareholders’ meeting held on April 29, 2008, a performance share plan was approved by shareholders whereby performance shares representing up to 1% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. Pursuant to such shareholders’ resolution, the Board allocated (i) 509,925 performance shares to 332 beneficiaries on March 22, 2010 and (ii) 488,586 performance shares to 365 beneficiaries on March 24, 2011.

The performance shares allocated to Mr. Brunck, Chairman of the Board and Mr. Malcor, Chief Executive Officer, under the plans implemented by the Company over the last two years are set forth below:

Name of the Executive Officer	Date of the Plan	Number of shares allocated during fiscal year	Valuation of options pursuant to the method used for consolidated financial statements (€)	Final allocation date	Date of availability	Performance conditions
Robert Brunck	03/22/2010	27,500	550,825	03/22/2012	03/22/2014	EBIT EBITDAS
Robert Brunck	03/24/2011	13,750	355,300	03/24/2013	03/24/2015	EBIT EBITDAS
Jean-Georges Malcor(1)	03/22/2010	22,500	450,675	03/22/2012	03/22/2014	EBIT EBITDAS
Jean-Georges Malcor	03/24/2011	27,500	710,600	03/24/2013	03/24/2015	EBIT EBITDAS

(1)	As of the date of this plan, Mr. Malcor was not yet an Executive Officer of the Company.

Starting in 2012, Mr. Brunck, Chairman of the Board of Directors, will no longer be allocated stock options or performance shares.

Plans dated March 22, 2010 and March 24, 2011:

Pursuant to article L.225-197-1 of the French Commercial Code, the Board of Directors decided that the number of performance shares allocated to the Executive Officers with respect to the plans dated March 22, 2010 and March 24, 2011 will be set at 10% of such allocation, which the Executive Officers will have to keep in registered form until the end of their term.

In accordance with the AFEP-MEDEF code, the Board of Directors also decided on March 22, 2010 and March 24, 2011 to set the number of additional shares that the Executive Officers are required to purchase at the end of the allocation period of the performance shares granted under the 2010 and 2011 plans at one share for 20 allocated shares.

The Board of Directors agreed on February 29, 2012 that, for the plan dated March 22, 2010, the performance condition based on EBI was fulfilled up to 153% for the Equipment segment and up to 75% at the Group level. None of the performance conditions were fulfilled for the Services segment. As a result, Messrs. Brunck and Malcor will be allocated 8,695 and 7,114 shares respectively under this plan.

Item 7:	PRINCIPAL SHAREHOLDERS

Major Shareholders

The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as at March 31, 2012 and December 31, 2011, 2010 and 2009.

	March 31, 2012		2011		December 31, 2010		2009
	% of shares	% of voting rights	% of shares	% of voting rights	% of shares	% of voting rights	% of shares	% of voting rights
Identity of Person or Group
Fonds Stratégique d’Investissement (“FSI”)	6.50	6.22	6.50	6.22	6.00	5.75	—	—
Manning & Napier	4.99	4.78	4.99	4.77	6.17	5.91	—	—
Black Rock, Inc.	4.93	4.72	4.93	4.72	5.40	5.17	—	—
IFP Energies Nouvelles (formerly Institut Français du Pétrole)	4.18	8.00	4.18	8.00	4,19	8,03	4.33	8.26
Jupiter Asset Management	—	—	—	—	—	—	3.87	3.69
FCPE “CGG Actionnariat”(*)	0.05	0.10	0.05	0.10	0.05	0.10	0.05	0.10
Treasury stock	0.53	0	0.53	0	0.53	0	0.40	0
Public	78.82	76.18	78.82	76.19	77.66	75.04	91.35	87.95
Total	100%	100%	100%	100%	100%	100%	100%	100%

(*)	Shares held by CGGVeritas Group employees.

Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As of March 31, 2012, IFP Energies Nouvelles had held 6,346,610 fully paid ordinary shares in registered form for two consecutive years, giving IFP Energies Nouvelles 8% of the voting power of the outstanding ordinary shares as at such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP Energies Nouvelles are presently held in bearer form.

On March 9, 2012, FSI and IFP Energies Nouvelles announced that they had entered into a shareholders’ agreement relating to their shareholding in order to implement a common approach on the matters relating to the Company.

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

	2011	2010	2009
	(in millions of euros)
Sales of geophysical equipment to Argas	3.0	47.1	27.7
Equipment rentals and services rendered to Argas	10.8	8.3	46.3
Charter revenues received from LDA for the Alizé	9.8	10.8	10.0
Sales of geophysical equipment to Xian Sercel Petroleum Exploration Instrument Co. Ltd(1)	—	7.3	5.9
Charter revenues received from Veri-Illuq Geophysical Ltd.	—	—	16.7
Equipment rentals and services rendered for PT Elnusa-CGGVeritas Seismic	12.3	—	—

Income	35.9	73.5	106.6

Charter expenses and ship management from Norfield AS(1)	—	31.6	22.8
Equipment purchase and rentals from Argas	6.2	17.0	14.9
Charter expenses for Alizé paid to LDA	11.0	11.4	10.3
Charter expenses from Eidesvik Seismic Vessels AS	12.3	8.1	—
Charter expenses from Oceanic Seismic Vessels AS	3.2	—	—
Ship management expenses from CGGVeritas Eidesvik Ship Management AS	6.4	—	—
Costs of services rended by PT Elnusa-CGGVeritas Seismic	9.6	—	—
Purchases of geophysical equipment from Tronic’s	6.3	4.3	5.7
Cost of services rendered by Gardline CGGV Pte Ltd	1.0	1.6	—
Expenses	56.0	74.0	53.7

	2011	2010	2009
	(in millions of euros)
Trade receivables from Argas	3.1	21.0	6.8
Trade receivables from Norfield AS(1)	—	7.6	8.0
Trade receivables from Gardline CGGV Pte Ltd.	—	0.8	—
Trade receivables from PT Elnusa-CGGVeritas Seismic.	11.4	—	—
Trade receivables from Veri-Illuq Geophysical Ltd.	—	—	1.4
Trade receivables from Spectrum ASA	2.2	—	—
Trade receivables from LDA	5.5	—	—
Trade accounts and notes receivable	22.2	29.4	16.2

Loan to Eidesvik Seismic Vessel AS	—	5.3	4.2

Financial assets	—	5.3	4.2

Accounts payable to Argas	2.3	4.8	2.5
Accounts payable to LDA	3.0	1.9	0.3
Accounts payable to Gardline CGGV Pte Ltd.	1.0	1.6	—
Accounts payable to Eidesvik Seismic Vessels AS	1.3	1.0	—
Accounts payable to Oceanic Seismic Vessels AS	2.2	—	—
Accounts payable to Spectrum ASA	2.6	—	—
Accounts payable to PT Elnusa-CGGVeritas Seismic	10.0	—	—
Trade accounts and notes payables	22.4	9.3	2.8

Finance lease debt to Norfield AS(1)	—	29.9	37.4
Finance lease debt to Eidesvik Seismic Vessel AS	9.6	9.4	—
Finance lease debt to Oceanic Seismic Vessels AS	7.9	—	—

Financial liabilities	17.5	39.3	37.4

Future leases commitments to Oceanic Seismic Vessels AS	115.4	157.0	—
Future leases commitments to Eidesvik Seismic Vessels AS	133.3	120.8	371.9
Future leases commitments to Norwegian Oilfield AS(1)	—	126.1	131.1
Future ship management costs to LDA — net	6.3	8.8	10.7
Future ship management costs to CGGVeritas Eidesvik Ship Management AS	199.6	—	—

Contractual Obligations	454.6	412.7	513.7

(1)

Cybernetix was accounted for under the equity method until November 2011, Norfield AS until January 2011 and Xian Sercel Petroleum Exploration Instrument Co. Ltd. until November 2010 (see note 2 to our consolidated financial statements included elsewhere in this document).

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar owner of the seismic vessel “Alizé”. Geomar provides vessel charter services to LDA.

Argas, Eidesvik Seismic Vessel AS, Oceanic Seismic Vessel AS, Gardline CGGV Pte Ltd, Spectrum ASA, CGGVeritas Eidesvik Ship Management AS, Veri-Illuq Geophysical Ltd. and PT Elnusa-CGGVeritas Seismic are companies accounted for under the equity method. Tronic’s is 16% owned by the Group.

No credit facility or loan was granted to the Company by shareholders during the last three years.

Key management personnel includes the Chief Executive Officer, the executive committee members and executive officers (“mandataires sociaux”).

Contractual indemnity in case of termination of Executive Officer functions

The benefits granted to Mr. Malcor in case of termination of his functions as Executive Officer were approved by the Board of Directors meeting held on February 24, 2011 and ratified by the General Meeting of May 4, 2011, pursuant to article L.225-42-1 of the French Commercial Code. Mr. Malcor does not benefit from any contractual termination indemnity, except in case of a forced departure relating to a change of control or a change of strategy.

Interests of Experts and Counsel

None.

Item 8:	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial statements and notes thereto filed as a part of this annual report.

Item 9:	THE OFFER AND LISTING

Offer and Listing Details

The trading market for our ordinary shares is Euronext Paris S.A., where the ordinary shares have been listed since 1981. American Depositary Shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “CGV”. The Bank of New York has advised us that as of March 31, 2012, there were 4,313,263 ADSs outstanding, which are held of record by five registered holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 2.84% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholder.

Price Information on Euronext Paris.

The tables below set forth, for the periods indicated, the high and low prices for the outstanding ordinary shares on Euronext Paris as reported by NYSE Euronext.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(€)
2012
March	23.75	20.73
February	24.19	20.76
January	21.93	17.83
2011
December	18.50	15.33
November	18.10	14.11
October	17.72	11.43

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2012:

	Price per Share
	High	Low
	(€)
2012
First Quarter	24.19	17.83
2011
First Quarter	27.78	21.03
Second Quarter	26.45	21.79
Third Quarter	25.84	12.42
Fourth Quarter	18.50	11.43
2010
First Quarter	21.44	14.92
Second Quarter	24.98	14.63
Third Quarter	17.35	12.93
Fourth Quarter	23.49	15.90

The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share
	High	Low
	(€)
2011	27.78	11.43
2010	24.98	12.93
2009	17.19	7.63
2008	199.99	8.44	(1)
2007	241.49	138.11

(1)	Reflects the five-for-one stock split effective as of June 3, 2008.

Price Information on the NYSE

The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange:

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(U.S.$)
2012
March	31.46	27.16
February	31.48	27.61
January	28.66	24.09
2011
December	24.58	19.92
November	24.66	18.77
October	25.43	15.08

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2012:

	Price per Share
	High	Low
	(U.S.$)
2012
First Quarter	31.48	24.09
2011
First Quarter	38.12	28.27
Second Quarter	37.50	31.96
Third Quarter	32.50	24.80
Fourth Quarter	24.58	19.92
2010
First Quarter	28.57	22.26
Second Quarter	33.39	17.77
Third Quarter	22.78	16.42
Fourth Quarter	30.70	22.41

The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	Price per Share
	High	Low
	(U.S.$)
2011	38.12	19.92
2010	33.39	16.42
2009	25.34	9.67
2008	58.48	10.50
2007	68.78	34.99

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

Plan of Distribution

Not applicable.

Markets

Our ordinary shares are listed on Euronext Paris. American Depositary Shares representing our ordinary shares are listed on the New York Stock Exchange. Our 7 3/4% senior notes due 2017, our 9 1/2% senior notes due 2016 and our 6 1/2% senior notes due 2021 are listed on the Euro MTF market in Luxembourg.

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

Transaction with Interested Directors

French corporate law provides for prior approval and control of transactions entered into between, directly or indirectly, us and our Ddirectors, Chief Executive Officer, Chief Operating Officer and, or any entity in which any of these persons is at the same time an owner, partner with unlimited liability, managing director, member of the supervisory board or an executive officer, unless the transaction is entered into in the ordinary course of business and under normal terms and conditions. Transactions entered into between us and one of our shareholders who holds, directly or indirectly, more than 10% of our voting rights, or with an entity controlling such a shareholder, are also considered related party transactions requiring the prior approval of our Board of Directors.

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

Under our statuts, the Board of Directors has authority to determine the compensation of its chairman as well as of its Chief Executive Officer and Senior Executive Vice-Presidents.

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

Share Capital

As of March 31, 2012, our issued share capital amounts to €60,748,799 divided into 151,871,998 shares of the same class with a nominal value of €0.40 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”

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

At a meeting held on May 4, 2011 our shareholders renewed the existing authorization permitting the Board of Directors to increase our share capital, through one or more issuances of securities, by an additional aggregate nominal amount of up to €30,000,000. This authorization is effective for a period not to exceed 26 months. Our shareholders have preferential rights to subscribe for such additional securities. (see “Item 7: Principal Shareholders — Identity of Person or Group”).

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

At least 15 days before the date set for any general meeting on first call, and at least 10 days before any second call, we must send a notice (avis de convocation) by mail, or by electronic mail if accepted by the holder of registered shares, to all holders of registered shares who have held such shares for more than one month prior to the date of the notice. Notice of the meeting must also be given by publication in a journal authorized to publish legal announcements in the local administrative department (département) in which we are registered as well as in the BALO, with prior notice having been given to the AMF. Such a notice must mainly include the details of the Company, as well as a description of the type, agenda, place, date and time of the meeting and other information about the voting process. With the sole exception of removal and replacement of Directors (which may be discussed at any meeting), any matter which does not appear on the agenda may not be discussed at the meeting.

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

In case the proxy is given to someone else than the shareholder’s spouse or the person with who a PACS has been concluded, the proxy must inform the shareholder of any conflict of interest by registered letter in accordance with article L.205-106-1 of the French Commercial Code.

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

At the shareholders’ meeting held on May 4, 2011, our shareholders renewed the existing authorization to acquire up to 10 percent of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting.

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

This authorization was granted for a period of 18 months from May 4, 2011 and cancelled and replaced the authorization granted to the Board of Directors by the general meeting held on May 5, 2010. This share repurchase plan was not implemented in 2011.

As of December 31, 2011, we still held 800,000 of our own shares.

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

French law imposes additional reporting requirements on persons who acquire more than 10%, 15%, 20% or 25% of our outstanding shares or voting rights. These persons must file a report with us and the AMF at the latest by the closure of the fifth trading day following the date they cross the threshold. In the report, the acquirer must specify his intentions for the following six-month period, including whether or not it intends to continue its purchases, to acquire control of our Company or to seek nomination to our Board of Directors. In addition, the acquirer must also provide information on its strategy, the means of financing its acquisition, any stock lending or stock borrowing agreement and regarding whether or not it is acting in concert with another party. The AMF makes the notice public. The acquirer can amend its stated intentions in case of changes and in such case, this latter must file a new report which opens a new six-month period. Failure to comply with the reporting requirements or to abide by the stated intentions may result in a sanction similar to that applicable to failure to comply with the legal notification requirement.

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

Compulsory Tender. The French Commercial Code provides that a shareholder, acting alone, or shareholders acting in concert, as these terms are defined in article L.233-10 of the French Commercial Code, who come to own directly or indirectly more than 30% of the voting rights or share capital of a French company listed on a regulated market in France must immediately notify the AMF, and submit a compulsory tender for all the shares of capital and all securities giving access to the share capital or voting rights of such company. The tender must be submitted on terms acceptable to the AMF. Any person acting alone or in concert is under the same obligation of notification and compulsory offer if, further to a merger or a contribution, he or she ends up to hold more that 30% of the shares or voting rights of a French company listed on a regulated market.

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

On July 15, 2010, our senior facilities were amended in order to extend the maturity of U.S.$348 million (out of a total U.S.$515 million outstanding on that date) from January 2014 to January 2016. The maturity of this tranche may be accelerated to February 2015 if, at that date, the 7 1/2% senior notes due 2015 have not been refinanced. The amendment also increased our flexibility under the financial covenants by modifying the interest coverage and leverage ratios. The interest margin applicable to the tranche due 2016 was consequently increased by 100 basis points

On November 4, 2010, the maturity of our French revolver facility was extended until February 2014 and the interest margin was increased by 25 basis points and will be further adjusted taking into account the corporate rating of CGGVeritas. The amendment also modified the interest coverage and leverage ratios, as was done for the senior facilities.

Indenture in respect of our 6 1/2% senior notes due 2021, dated as of May 31, 2011, among us, certain of our subsidiaries acting as guarantors and The Bank of New York Mellon, as Trustee

This agreement governs our 6 1/2% senior notes due 2021, issued on May 31, 2011.

Registration Rights Agreement, dated May 31, 2011, among us, certain of our subsidiaries acting as guarantors, Credit Suisse Securities (Europe Limited), BNP Paribas, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Natixis and RBC Capital Markets LLC.

In accordance with this agreement and the Purchase Agreement dated May 25, 2011, we agreed to provide certain registration rights to holders of our 6 1/2% senior notes due 2021, issued on May 31, 2011.

Fourth Amendments to the U.S.$1.115 billion Credit Agreement and the U.S.$200 million Revolving Credit Agreement, each dated as of December 15, 2011, among us, certain of our subsidiaries, the lenders party thereto, Credit Suisse as Administrative Agent and Collateral Agent and Natixis as Facility Agent.

On December 15, 2011, we amended our U.S. senior facilities in order to extended the maturity of U.S.$79 million out of the total U.S.$140 million of available revolving commitments by two years, from January 2012 to January 2014. In addition, the amendment provided us with increased flexibility under our financial and other covenants.

On December 15, 2011, we amended our French revolving facility to provide additional flexibility under our non-financial covenants, adjust the calculation of capital expenditures that we are permitted to make each year, and cap the amount of total borrowings under the facility at U.S.$100,000,000 at any one time.

Exchange Controls

Ownership of ADSs or shares by Non-French Persons

Other than as described above, under French law, there is no limitation on the right of non-resident or foreign shareholders to own or to exercise their voting rights attached to the securities they hold in a French company.

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

Taxation of Dividends

France generally imposes a 30% withholding tax on dividends distributed in cash or in the form of shares by a French corporation (such as our Company) to shareholders who are residents of the United States. Furthermore, dividends paid outside of France in a “non-cooperative state or territory” (Etat ou territoire non-coopératif) as defined in Article 238-0 A of the French Tax Code (i.e. a state or territory included in a list to be updated and published each year by way of an order (arrêté) of the French Ministers in charge of the economy and the budget) are subject to French withholding tax at a rate of 55%. However, the Treaty generally reduces the withholding tax rate to 15% on dividends paid in cash or in the form of shares to an Eligible U.S. Holder (as defined below).

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

If a transfer of listed shares is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a registration duty assessed on the higher of the purchase price or the market value of the shares, at the rate of (i) for sales performed between January 1, 2012, and July 31, 2012: 3% for the part of the sale price below €200,000; 0.5% for the part of the sale price included between €200,000 and €500,000,000; and 0.25% for the part of the sale price exceeding €500,000,000; and (ii) for sales performed as from August 1, 2012: 0.1%. Transfers subject to the French financial transaction tax are exempted from the 0.1% registration duty, where applicable.

As from August 1, 2012, transfers of listed shares and certain other equity-linked instruments that are admitted to trading on a French or foreign regulated or recognized market, issued by companies having their registered seat in France and whose market capitalization exceeds €1 billion as at January 1 of the relevant taxable year, will be subject to French financial transaction tax, at the rate of 0.1%. The French tax authorities have not yet clarified whether the acquisition of ADSs will fall within the scope of this tax.

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

Effect of French Withholding Taxes

As discussed above under “Taxation — French Taxation — Taxation of Dividends”, under French domestic law, dividends paid by us to a United States resident shareholder are subject to a 30% withholding tax (55% in the case of dividends paid outside France in a “non-cooperative state or territory”). Please see “Taxation — French taxation — Taxation of Dividends”. Under the Treaty, however, the rate of withholding tax applicable to Eligible U.S. Holders is reduced to a maximum of 15%. Please see “Taxation — French Taxation — Taxation of Dividends — Procedure to Obtain Treaty Benefits” for the procedure to claim the reduced rate of withholding tax under the Treaty.

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

Passive Foreign Investment Company Status

A foreign corporation will be a PFIC in any taxable year in which either (i) 75% or more of its gross income consists of certain specified types of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. We do not expect that we will be a PFIC in 2012, but our possible status as a PFIC must be determined annually and therefore we might become a PFIC in future years.

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

Foreign Financial Asset Reporting

Recently enacted legislation imposes new reporting requirements on the holding of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000. Our ordinary shares are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution (in which case, the account may be reportable if maintained by a foreign financial institution). U.S. Holders should consult their tax advisors regarding the application of this legislation.

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

Interest Rate Risk

Our policy is to manage interest rates through maximization of the proportion of fixed rate debt. As of December 31, 2011, 96% of our debt consisted of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 60 months). As a result, a portion of our interest expenses vary in line with movements in short-term interest rates. We may use interest rate swaps to adjust interest rate exposure when appropriate based upon market conditions.

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

Credit Risk and Counter-Party Risk

We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. In 2011, the Group’s two most significant customers accounted for 13.0% and 3.0% of the Group’s consolidated revenues compared with 6.9% and 6.0% in 2010 and 6.8% and 5.3% in 2009.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of December 31, 2011:

Carrying value	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(in € million)
Debt
U.S. dollar	7.3	5.6	3.9	2.5	307.3	748.2	1,074.8	1,710.6
Average fixed rate	6.9%	6.4%	7.2%	7.7%	8.0%	8.5%	8.3%
U.S. dollar	26.5	12.0	7.5	6.5	4.7	—	57.2	57.2
Average variable rate	2.9%	2.9%	3.1%	3.5%	3.5%	—	3.0%
Euro	3.6	3.7	3.7	3.9	4.0	333.0	351.9	427.7
Average fixed rate	4.4%	4.4%	4.4%	4.4%	4.4%	7.8%	7.6%	—
Euro	—	—	—	—	—	—	—	—
Average variable rate	—	—	—	—	—	—	—	—
Other currencies	—	—	—	—	—	—	—	—
Average fixed rate	—	—	—	—	—	—	—
Other currencies	—	—	—	—	—	—	—	—
Average variable rate	—	—	—	—	—	—	—	—
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	157.8							(5.0)
U.S. dollars average rate/€	1.3492
Forward sales (in British pounds)	17.2							0.1
U.S. dollars average rate/GBP	1.5635
Forward sales (in Renmin-bi Yuan)	21.5							0.0
RMB average rate/U.S.$	6.3468
Forward sales (in Singapore dollar)	2.3							0.0
SGD average rate/U.S.$	1.2929
Forward sales (in Swiss franc)	3.8							0.3
CHF average rate/U.S.$	0.8713

Item 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

However, in the year ended December 31, 2011, the Depositary did not reimburse us for any fees or expenses.

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

Pursuant to section L.225-37 of the French Commercial Code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the annual general meeting of our shareholders on the Board of Directors’ composition, preparation and organization of the Board of Directors’ work, internal control and risk management. This report for 2011 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our disclosure committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our Group has been implemented.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2011, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union as of December 31, 2011.

The effectiveness of management’s internal control over financial reporting has been audited by Ernst & Young and Mazars, our independent registered public accounting firms, as stated in their report, which is included herein.

(c) Attestation Report of Independent Registered Public Accounting Firms.

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of Compagnie Générale de Géophysique — Veritas SA:

We have audited Compagnie Générale de Géophysique — Veritas SA’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compagnie Générale de Géophysique — Veritas SA’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Compagnie Générale de Géophysique — Veritas SA maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Compagnie Générale de Géophysique — Veritas SA as of

December 31, 2011, 2010 and 2009 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2011 of Compagnie Générale de Géophysique — Veritas SA and our report dated April 17, 2012 expressed an unqualified opinion thereon.

Courbevoie and Paris — La Défense, France

April 17, 2012.

MAZARS		ERNST & YOUNG et Autres

Xavier Charton	Jean-Marc Deslandes	Philippe Diu	Nicolas Pfeuty

(d) Changes in Internal Control Over Financial Reporting.

Not Applicable

Item	16A: AUDIT COMMITTEE FINANCIAL EXPERT

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

Item	16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,
	2011		2010
	Ernst & Young	Mazars	Ernst & Young	Mazars
	(in thousands of euros)
Audit Fees(a)	3,287	1,985	3,167	1,870
Audit-Related Fees(b)	620	397	287	178
Tax Fees(c)	116	47	73	95
All Other Fees(d)	—	—	—	—

Total	4,023	2,429	3,527	2,143

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

Not applicable.

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

Item 16H:	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17:	FINANCIAL STATEMENTS

Not applicable.

Item 18:	FINANCIAL STATEMENTS

The following audited financial statements of CGGVeritas and related schedules, together with the report of Ernst & Young & Autres and Mazars, are filed as part of this Annual Report:

Item 19:	EXHIBITS

The following instruments and documents are included as Exhibits to this Annual Report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit
1.1*	English translation of our Articles of Association (statuts)

2.1	Indenture dated as of February 9, 2007 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Trust Company, as Trustee, which includes the form of the 7 3/4% senior notes due 2017 as an exhibit thereto. (Exhibit 2.4 to the Registrant’s Annual Report for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).

2.2	Supplemental Indenture dated as of December 12, 2008 between us, our subsidiary CGGVeritas Services Holding B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding B.V. as a guarantor to the 7 3/4% senior notes due 2017. (Exhibit 2.6 to the Registrant’s Annual Report for the fiscal year ended December 31, 2008, dated April 22, 2009, is incorporated herein by reference).

2.3	Indenture dated as of June 9, 2009 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Mellon Trust Company, as Trustee, which includes the form of the 9 1/2% senior notes due 2016 as an exhibit thereto (Exhibit 4.13 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2009, as amended, is incorporated herein by reference).

2.4	Supplemental Indenture dated as of January 29, 2010 between us, our subsidiary CGGVeritas Services Holding (UK) B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding (UK) B.V. as a guarantor to the 7 3/4% senior notes due 2017. (Exhibit 2.9 to the Registrant’s Annual Report for the fiscal year ended December 31, 2009, dated April 23, 2010, is incorporated herein by reference).

2.5	Supplemental Indenture dated as of January 29, 2010 between us, our subsidiary CGGVeritas Services Holding (UK) B.V. and The Bank of New York Mellon Trust Company, as Trustee to add CGGVeritas Services Holding (UK) B.V. as a guarantor to the 9 1/2% senior notes due 2016. (Exhibit 2.10 to the Registrant’s Annual Report for the fiscal year ended December 31, 2009, dated April 23, 2010, is incorporated herein by reference).

Exhibit No	Exhibit
2.6	Indenture dated as of May 31, 2011 between us, certain of our subsidiaries acting as guarantors and The Bank of New York Mellon, as Trustee, which includes the form of the 6 1/2% senior notes due 2021 as an exhibit thereto (Exhibit 4.19 to the Registrant’s Registration Statement on Form F-4, dated September 27, 2011, is incorporated herein by reference).

4.1	Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment (Exhibit 10.1 to the Report on Form 6-K, dated May 13, 2004, is incorporated herein by reference).

4.2	U.S.$70 million Term Credit Facility, dated March 29, 2006, by and among Exploration Investment Resources II AS, DnB NOR Bank ASA and certain banks and financial institutions (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated May 9, 2006, is incorporated herein by reference).

4.3	Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us (we have requested that the Commission grant confidential treatment for certain portions of this document) (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).

4.4	Credit Agreement, dated as of January 12, 2007, among Volnay Acquisition Co. I, us, certain of our subsidiaries acting as guarantors, the lenders party thereto and Credit Suisse as Administrative Agent and Collateral Agent (Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).

4.5	Revolving Credit Agreement, dated as of February 7, 2007, among us, certain of our subsidiaries acting as guarantors, Natixis as Facility Agent, Credit Suisse as Collateral Agent and the lenders party thereto (Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).

4.6	Amendment No. 1 and Agreement, dated as of December 12, 2008, among CGGVeritas Services Holding (U.S.) Inc. (formerly Volnay Acquisition Co. I), us, the lenders party to the Credit Agreement dated January 12, 2007, and Credit Suisse, as Administrative Agent and Collateral Agent. (Exhibit 4.6 to the Registrant’s Annual Report for the fiscal year ended December 31, 2008, dated April 22, 2009, is incorporated herein by reference).

4.7	Amendment No. 1, dated as of December 12, 2008, among us, the lenders party to the Revolving Credit Agreement dated February 7, 2007, Natixis, as Facility Agent, and Credit Suisse, as Collateral Agent. (Exhibit 4.7 to the Registrant’s Annual Report for the fiscal year ended December 31, 2008, dated April 22, 2009, is incorporated herein by reference).

4.8	Amendment No. 2 and Agreement, dated as of May 21, 2009, among CGGVeritas Services Holding (U.S.) Inc. (formerly Volnay Acquisition Co. I), us, the lenders party to the Credit Agreement dated January 12, 2007, and Credit Suisse, as Administrative Agent and Collateral Agent (Exhibit 4.11 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2009, as amended, is incorporated herein by reference).

4.9	Amendment No. 2, dated as of May 28, 2009, among us, the lenders party to the Revolving Credit Agreement dated February 7, 2007, Natixis, as Facility Agent, and Credit Suisse, as Collateral Agent (Exhibit 4.12 to the Registrant’s Registration Statement on Form F-4, dated September 21, 2009, as amended, is incorporated herein by reference).

4.10	Amendment and Restatement Agreement, dated as of July 15, 2010, among CGGVeritas Services Holding (U.S.) Inc. (formerly named Volnay Acquisition Co. I), us, the lenders party to the Credit Agreement dated January 12, 2007, and Credit Suisse, as Administrative Agent and Collateral Agent.

Exhibit No	Exhibit
4.11	Amendment N°3, dated as of November 4, 2010, among us, the lenders party to the Revolving Credit Agreement dated February 7, 2007, Natixis, as Facility Agent, and Credit Suisse, as Collateral Agent.

4.12	Registration Rights Agreement, dated May 31, 2011, among us, certain of our subsidiaries acting as guarantors, Credit Suisse Securities (Europe Limited), BNP Paribas, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Natixis and RBC Capital Markets LLC (Exhibit 4.20 to the Registrant’s Registration Statement on Form F-4, dated September 27, 2011, is incorporated herein by reference).

4.13*	Amendment and Restatement Agreement, dated as of December 15, 2011, among CGGVeritas Services Holding (U.S.) Inc. (formerly named Volnay Acquisition Co. I), us, the lenders party to the Credit Agreement dated January 12, 2007, and Credit Suisse AG, as Administrative Agent and Collateral Agent.

4.14*	Amendment N°4, dated as of December 15, 2011, among us, the lenders party to the Revolving Credit Agreement dated February 7, 2007, Natixis, as Facility Agent, and Credit Suisse, as Collateral Agent.

8*	Our subsidiaries

11	Code of Ethics (Exhibit 11 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, dated June 1, 2004, is incorporated herein by reference).

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350)

15*	Consent of Mazars and Ernst & Young

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS (Registrant)

/s/ JEAN-GEORGES MALCOR	/s/ STEPHANE-PAUL FRYDMAN
Jean-Georges Malcor Chief Executive Officer	Stéphane-Paul Frydman Chief Financial Officer

Date: April 20, 2012

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

ERNST & YOUNG	MAZARS
1-2 place des Saisons, Paris La Défense 1	Exaltis – 61, rue Henri Regnault
92400 Courbevoie	92400 Courbevoie

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compagnie Générale de Géophysique — Veritas SA:

We have audited the accompanying consolidated balance sheets of Compagnie Générale de Géophysique — Veritas SA and subsidiaries (the “Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2011, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS as issued by the IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 17, 2012 expressed an unqualified opinion thereon.

Courbevoie and Paris — La Défense, France

April 17, 2012.

MAZARS		ERNST & YOUNG et Autres

Xavier Charton	Jean-Marc Deslandes	Philippe Diu	Nicolas Pfeuty

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

The consolidated financial statements were approved by the Board of Directors on February 29, 2012 and are subject to the approval of our General Shareholders Meeting expected to be held on May 10, 2012.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2011	2010	2009
		(amounts in millions of euros)
ASSETS
Cash and cash equivalents	28	410.7	335.9	480.3
Trade accounts and notes receivable, net	3	677.0	694.9	564.1
Inventories and work-in-progress, net	4	279.4	264.5	223.8
Income tax assets		92.3	85.1	66.3
Other current assets, net	5	121.4	121.1	89.5
Assets held for sale, net	5	49.8	72.5	13.3

Total current assets		1,630.6	1,574.0	1,437.3

Deferred tax assets	24	145.9	135.4	74.3
Investments and other financial assets, net	7	19.1	26.5	35.9
Investments in companies under equity method	8	100.2	73.4	99.0
Property, plant and equipment, net	9	913.9	781.7	677.7
Intangible assets, net	10	668.6	721.4	728.9
Goodwill, net	11	2,077.6	2,012.0	1,868.1

Total non-current assets		3,925.3	3,750.4	3,483.9

TOTAL ASSETS		5,555.9	5,324.4	4,921.2

LIABILITIES AND EQUITY
Bank overdrafts	13	4.6	4.5	2.7
Current portion of financial debt	13	49.9	74.5	113.5
Trade accounts and notes payables		298.6	295.5	179.8
Accrued payroll costs		143.5	109.3	118.5
Income taxes payable		123.5	62.1	42.5
Advance billings to customers		39.4	24.8	23.8
Provisions — current portion	16	26.8	41.8	40.2
Other current liabilities	12	210.2	196.4	158.7

Total current liabilities		896.5	808.9	679.7

Deferred tax liabilities	24	85.5	116.7	120.7
Provisions — non-current portion	16	82.5	87.7	104.6
Financial debt	13	1,446.5	1,406.6	1,282.8
Other non-current liabilities	17	38.5	34.6	31.9

Total non-current liabilities		1,653.0	1,645.6	1,540.0

Common stock: 252,094,165 shares authorized and 151,861,932 shares with a €0.40 nominal value issued and outstanding at December 31, 2011	15	60.7	60.6	60.5
Additional paid-in capital		1,970.1	1,967.9	1,965.9
Retained earnings		894.1	880.5	1,136.0
Treasury shares		(13.8)	(13.8)	(13.5)
Net income (loss) for the period attributable to owners of CGGVeritas SA		(19.0)	(54.6)	(264.3)
Cumulative income and expense recognized directly in equity		(9.0)	(3.4)	0.9
Cumulative translation adjustment		55.8	(25.1)	(224.2)
Equity attributable to owners of CGGVeritas SA		2,938.9	2,812.1	2,661.3

Non-controlling interest		67.5	57.8	40.2

Total equity		3,006.4	2,869.9	2,701.5

TOTAL LIABILITIES AND EQUITY		5,555.9	5,324.4	4,921.2

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

		December 31,
	Notes	2011	2010	2009
		(In millions of euros, except per share data)
Operating revenues	19	2,267.7	2,186.1	2,233.2
Other income from ordinary activities	19	2.3	3.3	7.5
Total income from ordinary activities		2,270.0	2,189.4	2,240.7
Cost of operations		(1,887.3)	(1,746.3)	(1,710.5)

Gross profit		382.7	443.1	530.2

Research and development expenses — net	20	(54.9)	(57.0)	(62.1)
Marketing and selling expenses		(59.3)	(61.7)	(60.6)
General and administrative expenses		(145.1)	(168.4)	(182.7)
Other revenues (expenses) — net	21	24.5	(88.8)	(167.8)

Operating income before impairment of goodwill	19	147.9	67.2	57.0

Impairment of goodwill	11	—	—	(217.6)

Operating income	19	147.9	67.2	(160.6)

Expenses related to financial debt		(126.4)	(107.9)	(107.7)
Income provided by cash and cash equivalents		2.0	2.4	2.5
Cost of financial debt, net	22	(124.4)	(105.5)	(105.2)
Other financial income (loss)	23	0.6	8.5	(11.2)
Income (loss) of consolidated companies before income taxes		24.1	(29.8)	(277.0)
Deferred taxes on currency translation		(3.3)	(6.6)	5.0
Other income taxes		(41.7)	(6.9)	4.8

Total income taxes	24	(45.0)	(13.5)	9.8

Net income (loss) from consolidated companies		(20.9)	(43.3)	(267.2)

Share of income (loss) in companies accounted for under equity method		11.7	(0.7)	8.3

Net income (loss)		(9.2)	(44.0)	(258.9)

Attributable to:
Owners of CGGVeritas SA		(19.0)	(54.6)	(264.3)
Non-controlling interests		9.8	10.6	5.4
Weighted average number of shares outstanding	29	151,771,940	151,342,529	150,864,476
Dilutive potential shares from stock options(1)	29	—	—	—
Dilutive potential shares from performance share plan(1)	29	—	—	—
Dilutive potential shares from convertible bonds(1)	29	—	—	—
Dilutive weighted average number of shares outstanding adjusted when dilutive		151,771,940	151,342,529	150,864,476
Net income (loss) per share
— Basic		(0.13)	(0.36)	(1.75)
— Diluted(1)		(0.13)	(0.36)	(1.75)

(1)

As our net fiscal year result is a loss, stock-options, performance shares plans and convertible bonds have a relutive effect (increase of our earning per share); as a consequence, potential shares linked to those instruments are not taken into account in the dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	December 31,
Amounts in millions of euros	2011	2010	2009
Net income (loss) from statements of operations	(9.2)	(44.0)	(258.9)
Gain (loss) on cash flow hedges	(3.6)	(0.9)	5.2
Income taxes	1.3	0.3	(1.8)

Net gain (loss) on cash flow hedges	(2.3)	(0.6)	3.4
Gain (loss) on actuarial changes on pension plan	(1.3)	—	(4.3)
Income taxes	0.5	—	1.5

Net gain (loss) on actuarial changes on pension plan	(0.8)	—	(2.8)
Exchange differences on translation of foreign operations	85.1	201.1	(48.9)
Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method	(3.3)	(3.7)	—

Total other comprehensive income (loss) for the period, net of taxes	78.7	196.8	(48.3)
Total comprehensive income (loss) for the period	69.5	152.8	(307.2)

Attributable to :
Owners of CGGVeritas SA	55.5	140.2	(311.5)
Non-controlling interests	14.0	12.6	4.3

The components recognized in other comprehensive income are not reclassified to profit or loss in subsequent periods.

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGGVeritas SA	Non-controlling interests	Total equity
	(amounts in millions of euros, except share data)
Balance at January 1, 2009	150,617,709	60.2	1,964.7	1,132.2	(18.1)	(2.5)	(176.4)	2,960.1	38.5	2,998.6

Capital increase	528,885	0.3	1.2					1.5		1.5
Net income				(264.3)				(264.3)	5.4	(258.9)
Cost of share-based payment				10.7				10.7	(2.6)	8.1
Operations on treasury shares					4.6			4.6		4.6
Net gain (loss) on actuarial changes on pension plan(1)				(2.8)				(2.8)		(2.8)
Net gain (loss) on cash flow hedges(2)						3.4		3.4		3.4
Exchange differences on foreign currency translation(3)							(47.8)	(47.8)	(1.1)	(48.9)

Other comprehensive income(1)+(2)+(3)				(2.8)		3.4	(47.8)	(47.2)	(1.1)	(48.3)
Changes in consolidation scope and other				(4.1)				(4.1)		(4.1)

Balance at December 31, 2009	151,146,594	60.5	1,965.9	871.7	(13.5)	0.9	(224.2)	2,661.3	40.2	2,701.5

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGGVeritas SA	Non-controlling interests	Total equity
	(amounts in millions of euros, except share data)
Balance at January 1, 2010	151,146,594	60.5	1,965.9	871.7	(13.5)	0.9	(224.2)	2,661.3	40.2	2,701.5

Capital increase	359,515	0.1	2.0					2.1		2.1
Net income				(54.6)				(54.6)	10.6	(44.0)
Cost of share-based payment				14.8				14.8	(3.0)	11.8
Operations on treasury shares				(2.3)	(0.3)			(2.6)		(2.6)
Net gain (loss) on actuarial changes on pension plan(1)								—		—
Net gain (loss) on cash flow hedges(2)						(4.3)		(4.3)		(4.3)
Exchange differences on foreign currency translation(3)							199.1	199.1	2.0	201.1

Other comprehensive income(1)+(2)+(3)						(4.3)	199.1	194.8	2.0	196.8
Changes in consolidation scope and other				(3.7)				(3.7)	8.0	4.3
Balance at December 31, 2010	151,506,109	60.6	1,967.9	825.9	(13.8)	(3.4)	(25.1)	2,812.1	57.8	2,869.9

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGGVeritas SA	Non-controlling interests	Total equity
	(amounts in millions of euros, except share data)
Balance at January 1, 2011	151,506,109	60.6	1,967.9	825.9	(13.8)	(3.4)	(25.1)	2,812.1	57.8	2,869.9

Capital increase	355,823	0.1	2.2					2.3		2.3
Dividends								—	(2.7)	(2.7)
Net income				(19.0)				(19.0)	9.8	(9.2)
Cost of share-based payment				11.2				11.2		11.2
Operations on treasury shares								—		—
Net gain (loss) on actuarial changes on pension plan(1)				(0.8)				(0.8)		(0.8)
Net gain (loss) on cash flow hedges(2)						(5.6)		(5.6)		(5.6)
Exchange differences on foreign currency translation(3)							80.9	80.9	4.2	85.1

Other comprehensive income(1)+(2)+(3)				(0.8)		(5.6)	80.9	74.5	4.2	78.7
Issuance of convertible bonds, net of deferred taxes				58.2				58.2		58.2
Changes in consolidation scope and other				(0.4)				(0.4)	(1.6)	(2.0)
Balance at December 31, 2011	151,861,932	60.7	1,970.1	875.1	(13.8)	(9.0)	55.8	2,938.9	67.5	3,006.4

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year
	Notes	2011	2010	2009
		(in millions of euros)
OPERATING
Net income (loss)		(9.2)	(44.0)	(258.9)
Depreciation and amortization	28	244.9	238.0	523.0
Multi-client surveys depreciation and amortization	10, 28	203.3	276.2	289.3
Variance on provisions		(15.3)	(19.7)	27.2
Stock based compensation expenses		11.2	14.8	10.7
Net gain (loss) on disposal of fixed assets		(16.8)	—	(0.3)
Equity income (loss) of investees		(11.7)	0.7	(8.3)
Dividends received from affiliates		4.9	2.4	0.7
Other non-cash items		(14.7)	(13.3)	(4.0)
Net cash including net cost of financial debt and income tax		396.6	455.1	579.4
Less net cost of financial debt		124.4	105.5	105.2
Less income tax expense		45.0	13.5	(9.8)
Net cash excluding net cost of financial debt and income tax		566.0	574.1	674.8
Income tax paid		(67.4)	(73.2)	(74.2)
Net cash before changes in working capital		498.6	500.9	600.6
— change in trade accounts and notes receivables		43.7	(69.0)	95.7
— change in inventories and work-in-progress		(7.7)	(26.8)	59.4
— change in other current assets		30.3	(18.9)	22.4
— change in trade accounts and notes payable		(9.3)	84.2	(121.5)
— change in other current liabilities		34.6	(9.5)	(33.5)
Impact of changes in exchange rate on financial items	28	(8.8)	(10.9)	(6.3)

Net cash provided by operating activities		581.4	450.0	616.8

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9, 10	(260.7)	(210.4)	(170.1)
Investments in multi-client surveys	10	(163.3)	(219.3)	(229.3)
Proceeds from disposals of tangible & intangible assets		15.2	4.5	7.4
Total net proceeds from financial assets	28	9.3	4.5	—
Acquisition of investments, net of cash & cash equivalents acquired	28	(7.6)	(0.5)	(84.2)
Impact of changes in consolidation scope		—	(1.7)	(1.7)
Variation in loans granted		3.3	1.9	(0.5)
Variation in subsidies for capital expenditures		—	0.1	(0.1)
Variation in other non-current financial assets	28	1.5	2.3	(1.2)

Net cash used in investing activities		(402.3)	(418.6)	(479.7)

FINANCING
Repayment of long-term debt		(846.3)	(50.0)	(266.9)
Total issuance of long-term debt		849.0	2.2	244.9
Lease repayments		(27.1)	(56.6)	(36.2)
Change in short-term loans		—	1.5	(5.6)
Financial expenses paid	28	(90.5)	(101.4)	(106.7)
Net proceeds from capital increase:
— from shareholders		2.3	2.1	1.5
— from non-controlling interests of integrated companies		—	—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—	—
— to non-controlling interests of integrated companies		(2.7)	(3.0)	(2.6)
Acquisition/disposal from treasury shares		—	(2.6)	4.6

Net cash provided by (used in) financing activities		(115.3)	(207.8)	(167.0)

Effect of exchange rates on cash		11.0	32.0	(6.7)

Net increase (decrease) in cash and cash equivalents		74.8	(144.4)	(36.6)

Cash and cash equivalents at beginning of year	28	335.9	480.3	516.9

Cash and cash equivalents at end of period	28	410.7	335.9	480.3

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

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n(O)1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union at December 31, 2011.

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

Key judgments and estimates used in the financial statements are summarized in the following table:

Note	Judgments and estimates	Key assumptions
Note 2	Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities

Note 3	Recoverability of client receivables	Assessment of clients’ credit default risk

Note 7 and 8	Valuation of investments	Financial assets fair value Equity method companies fair value

Note 10	Amortization and impairment of Multi-clients surveys	Expected margin rate for each category of surveys Expected useful life of Multi-Client Surveys

Note 10	Depreciation and Amortization of tangible and intangible assets	Assets useful lives

Note 11	Recoverable value of Goodwill and intangible assets	Expected geophysical market trends Discount rate (WACC)

Note 16	Post employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate Return rate on plan assets

Note 16	Provisions for risks, claims and litigations	Assessment of risks considering courts ruling and attorneys positions

Note 19	Revenue Recognition	Contracts completion rates Assessment of fair value of customers loyalty programs Assessment of fair value of contracts identifiable parts

Note 20	Development costs	Assessment of future benefits of each project

Note 24	Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Critical Accounting Policies

Our accounting policies, which we have applied consistently, are described below. However, the accounting policies related to the accounts impacted by the judgments and estimates described above are particularly important to reflect our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty.

Those accounting policies are consistent with those used to prepare our consolidated financial statements as at December 31, 2010, except for the first adoption of the following Standards and Interpretations:

•	Amendment to IAS32 — Classification of Right Issues

•	IFRIC 19 Extinguishing Financial Liabilities with equity Instruments

•	IAS 24 (Revised) Related Party Disclosures

•	Amendment to IFRIC 14 Prepayments of a minimum Funding Requirement

•	2008-2010 annual improvements project (May 2010)

The adoption of these Standards and Interpretations had no significant impact on our consolidated financial statements.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were not effective as of December 31, 2011, namely:

•	Amendment to IFRS7 — Disclosures — Transfer of Financial Assets adopted by the European Union in November 2011 and applicable as of January 1, 2012

At the date of issuance of these consolidated financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union nor effective:

•	Amendment to IAS12 — Deferred tax : Recovery of Underlying Assets

•	IFRS9 — Financial Instruments — classification and valuation of financial assets

•	IFRS10 — Consolidated Financial Statements

•	IFRS11 — Joint arrangements

•	IFRS12 — Disclosures of Interests in other entities

•	IFRS13 — Fair value measurement

•	Amendment to IAS28 — Investments in associates and joint ventures

•	Amendment to IAS19 — Employee benefits

•	Amendment IAS1 — Presentation of financial statements — presentation of items of other comprehensive income

•	Amendment to IAS32 and IFRS7 — Offsetting financial assets and financial liabilities

We are currently reviewing them to measure the potential impact on our consolidated financial statements.

In the financial statements presented, the application of Standards and Interpretations adopted by the European Union does not differ from the application of Standards and Interpretations as published by the IASB.

1 — Basis of consolidation

Our consolidated financial statements include CGGVeritas and all its subsidiaries.

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

We use the equity method for investments in which we exercise significant influence over operating and financial policies.

We have interests in joint ventures which are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entities. These agreements require unanimous agreement for financial and operating decisions among the venturers. We recognize our interests in joint ventures using the equity method.

Basis of consolidation prior to January 1, 2010

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

3 — Business combinations

Business combinations from January 1, 2010

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, we measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

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

Business combinations prior to January 1, 2010

In comparison to the above-mentioned requirements, the following differences applied: Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interests (formerly known as minority interests) were measured at the proportionate share of the acquiree’s identifiable net assets.

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

For business combinations where there was a requirement for a mandatory offer for any remaining non-controlling interests and where it was considered that a put option had been granted to the non-controlling interests, the put option is recognized as a financial liability at the fair value.

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

•	Other geophysical sales/services

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

Rent payments under operating leases are recognized as operating expenses on a straight-line basis over the lease term.

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

Depending on the category of the survey, we generally use amortization rates of 50%, 65%, 75%, 80% or 83.3% corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

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

•	Other intangible assets

Other intangible assets consist primarily of customer relationships, technology and trade name acquired in business combinations. Customer relationships are generally amortized over periods ranging from 10 to 20 years and acquired technology are generally amortized over periods ranging from 5 to 10 years.

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

We determine the recoverable amounts by estimating future cash flows expected from the assets or from the cash generating units, discounted to their present value using the sector weighted average cost of capital (WACC) estimated on a yearly basis by the Group.

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

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in the associates. We determine at each reporting date whether there is any objective evidence that the investments in our associates are impaired. If this is the case we calculate the amount of impairment as the difference between the recoverable amount of the associates and their carrying value and recognize the amount in the ‘share of profit of an associate’ in the income statement.

Upon loss of significant influence over the associate, we measure and recognize any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

•	Investments in non-consolidated entities

In accordance with IAS 39 “Financial instruments”, we classify investments in non-consolidated entities as available-for-sale and therefore present them on the balance sheet at their fair value. The fair value for listed securities is their market price at the balance sheet date. If a reliable fair value cannot be established, securities are valued at historical cost. We account for changes in fair value directly in shareholders’ equity, except in case of impairment (‘significant or prolonged decline’ in the fair value).

Gains or losses on disposal of impaired investments in non-consolidated entities classified as available for sale are not recognized through profit and loss.

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

13 — Convertible debt

The Company recognizes separately the components of a convertible debt respectively a financial liability and an option to the holder of the instrument to convert it into an equity instrument of the company.

The Company first determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The carrying amount is presented net of associated deferred taxes.

The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

14 — Derivative financial instruments

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

15 — Cash-flow statement

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

Cash and cash equivalents in the consolidated balance sheet comprise cash at banks and on hand and short-term deposits with a maturity of three months or less that are readily convertible to known amounts of cash.

16 — Stock options

We include stock options granted to employees in the financial statements using the following principles: the stock option’s fair value is determined on the grant date and is recognized in personnel costs, with a corresponding increase in equity, on a straight-line basis over the period between the grant date and the end of the vesting period. We calculate stock option fair value using the Black-Scholes mathematical model.

17 — Grants

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

18 — Earnings per share

Basic per share amounts are calculated by dividing net income for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders of the Company and adjusted for the after-tax amounts of preference dividends, differences arising on the settlement of preferences shares, and other similar effects of preference shares classified as equity, by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of convertible bonds, the exercise of stock options and shares from performance share plans.

NOTE 2 — ACQUISITIONS AND DIVESTITURES

— during 2011

•	Norfield AS

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction, we acquired Voyager AS (renamed Exploration Vessel Resources II AS), the owner of the seismic vessel Geowave Voyager; and sold the seismic vessel Venturer to Norfield (see note 5). CGGVeritas is no longer a shareholder of Norfield AS.

CGGVeritas owns 100% of Exploration Vessel Resources II AS. This company has been fully consolidated in our financial statements since January 13, 2011.

We recorded a gain of €7.8 million in the line item “Other revenues (expenses)” in our statement of operations from the disposal of our assets in relation to this transaction (see note 21).

On the date we acquired it, Exploration Vessel Resources II AS entered into a U.S.$45 million credit facility secured by a pledge over the Geowave Voyager and subject to substantially the same covenants as our US senior credit facilities.

•	Petrodata Consulting LLC

On March 17, 2011, we purchased for U.S.$2.5 million Petrodata Consulting LLC, a Moscow-based company offering static and dynamic reservoir modeling, reserve estimation and risking, and field development services to the international oil and gas industry. CGGVeritas owns 100% of the company. Petrodata Consulting LLC is fully consolidated in our financial statements.

•	PT Elnusa-CGGVeritas Seismic

On April 7, 2011, an agreement was signed with PT Elnusa Tbk (Elnusa) to create a marine joint venture company in Indonesia. The newly established company, PT Elnusa-CGGVeritas Seismic, delivers 2D and 3D marine seismic acquisition services to oil and gas company clients mainly operating in Indonesia and operates the first Indonesian-owned and flagged seismic vessel, the Elnusa Finder. We assigned the time charter agreement for that vessel to PT Elnusa CGGVeritas Seismic on December 22, 2011.

PT Elnusa-CGGVeritas Seismic, under joint control, is 51% owned by Elnusa and 49% owned by CGGVeritas. This company has been accounted for under the equity method in our financial statements since July 5, 2011.

•	PTSC CGGVeritas Geophysical Survey Company Limited

On April 19, 2011, we entered into an agreement with PetroVietnam Technical Services Corporation (PTSC) to create a marine joint venture company. The newly established company PTSC CGGVeritas Geophysical Survey Company Limited will deliver 2D and 3D marine seismic acquisition services to oil and gas company clients mainly operating in Vietnamese waters and the region. We will contribute the Amadeus, a high-capacity 3D seismic vessel, to the joint venture and PTSC will contribute the Binh Minh II, a 2D seismic vessel.

•	CGGVeritas Eidesvik Ship Management AS

On June 27, 2011, we signed a joint venture agreement with Eidesvik offshore to create a joint venture to manage ten high-capacity 3D vessels in the CGGVeritas fleet, including the two new X-BOW vessels, Oceanic Vega and Oceanic Sirius.

The joint venture, CGGVeritas Eidesvik Ship Management AS, is 51% owned by Eidesvik and 49% owned by CGGVeritas. This company has been accounted for under the equity method in our financial statements since June 27, 2011.

•	Spectrum ASA

On July 28, 2011, we signed a strategic agreement with Spectrum ASA, a Norwegian multi-client company, for the contribution of our 2D multi-client marine library for consideration in cash and a 25% equity stake in Spectrum ASA, which together amounted to U.S.$40 million. The transaction was finalized on September 15, 2011. We recognized a €13.4 million gain presented in the line item “other revenues (expenses)” in our statement of operations (see note 21).

On October 3, 2011, in conjunction with this transaction, Spectrum ASA issued convertible bonds for an aggregate amount of €9.7 million (NOK77 million). The conditions of this issue are described in the prospectus issued by Spectrum ASA on September 14, 2011. In this scope, CGGVeritas was allocated 27,682,970 convertible bonds representing €3.5 million (NOK27.7 million). On December 30, 2011, we converted these bonds and received 1,977,355 shares of Spectrum.

As a result, we hold 10,840,181 shares of Spectrum ASA representing 29% of its share-capital. This company has been accounted for under the equity method in our financial statements since September 15, 2011. The investment amounts to €20.0 million (see note 8).

•	Cybernetix

During 2011, we sold all of our shareholding in Cybernetix. The gain of €3 million from this disposal was recorded in the line item “Other revenues (expenses)” in our statement of operations (see note 21).

•	Seismic vessels

On October 3, 2011, the Group took delivery of the seismic vessel Oceanic Sirius. Oceanic Seismic Vessel AS, the owner of the vessel, has been accounted for under the equity method since the delivery date.

— during 2010

•	Norfield AS

On June 30, 2010, we entered into an agreement with Norfield AS to acquire full ownership of the seismic vessel Geowave Voyager in exchange for certain assets as part of the restructuring of Norfield AS. As a result of this agreement, €59.4 million of net assets to be transferred to Norfield AS were classified as “Assets held for sale” on our balance sheet as of December 31, 2010 (see also notes 21 and 30).

•	Gardline

On July 2, 2010, CGGVeritas Services Holding BV signed a Memorandum of Association with Gardline Geosurvey Limited to incorporate a new company in Singapore, Gardline CGGV Pte Ltd. to operate the seismic vessel Duke in the Indian Ocean. CGGVeritas owns 49% of Gardline CGGV Pte. Ltd. This ownership interest is accounted for under the equity method in our financial statements.

•	Xian Sercel Petroleum Exploration Instrument Co. Ltd. (“Xian Sercel”)

On November 4, 2010, our 51% owned subsidiary Hebei Sercel Junfeng Geophysical Prospecting Equipment Co. Ltd acquired full ownership of Xian Sercel through the contribution of Sercel Holding and BGP shares in Xian Sercel. Prior to that date, Xian Sercel was accounted for under equity method and has been, since then, fully consolidated in our financial statements.

— during 2009

•	Cybernetix

On January 8, 2009, Cybernetix conducted a €4 million share capital increase that was entirely subscribed by Sercel Holding, bringing its stake to a total of 749,480 shares, representing 46.10% of Cybernetix’s share capital and 43.07% of its voting rights. The French financial markets regulator (Autorité des Marchés Financiers) exempted Sercel Holding from the requirement to conduct a tender offer for all shares when its holding exceeded 33.33%. The consideration for the share capital increase was €2 million in cash and the incorporation of a €2 million cash advance granted by Sercel Holding to Cybernetix in November 2008. Following disposals in 2009, Sercel Holding owns 44.56% of Cybernetix’s share capital and 42.98% of its voting rights as of December 31, 2009. Our remaining shareholding was sold in 2010. Cybernetix was accounted for under the equity method in our financial statements as we did not exercise significant influence over operating and financial policies.

•	Wavefield Inseis ASA

In February 2009, Wavefield shares subject to the mandatory offer and the squeeze-out were transferred to CGGVeritas, while compensation of €62 million for those shares was paid after the objection period expired. As a result, the minority interests recognized as a financial debt of €62 million on our balance sheet at December 31, 2008 have been cancelled.

The preliminary goodwill determined as of December 31, 2008 has been revised upwards for an additional amount of €87.7 million, leading to a total goodwill of €96.3 million (U.S.$134 million) as of December 31, 2009. Main adjustments were related to fixed assets and unfavorable contracts and would have led to a consolidated goodwill of €2,142.8 million, fixed assets of €784.7 and non-current provision of €114.7 million as of December 31, 2008.

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

Multi-client data library

The fair value of the completed surveys was determined by projecting the expected future revenues net of selling costs over the estimated remaining life (5 years) of the surveys at the date of acquisition. The fair value is estimated at U.S.$9.5 million.

Unfavorable contracts

The fair values of Wavefield’s unfavorable contracts correspond to the difference in economic terms between Wavefield’s existing vessel charters’ conditions and their estimated market value at the date of the acquisition.

The impact of the €32.3 million (U.S.$45 million) fair value adjustments resulted in a reduction of cost of U.S.$8 million for the year ended December 31, 2009 and is expected to be €5 million (U.S.$7 million) per year over the remaining life.

Fixed assets

Certain items included in the fixed assets (rigging costs) were written-down, given their nature and fair market value. The impact of the €37.7 million (U.S.$52.5 million) fair value adjustments resulted in a reduction of amortization expense of €13 million (U.S.$18 million) for the year ended December 31, 2009.

Other financial & current assets

The fair values of certain investments were determined by using comparable market data and certain current assets were discounted or written-down due to the uncertainty of their recoverability.

Contingent liabilities

Due to the acquisition and the change of control of Wavefield, contractual obligations related to the stock-option plans have been recognized for an amount of €1.5 million (U.S.$2.1 million).

•	Norfield AS

Pursuant to the general meeting of Norfield AS’s shareholders held on May 19, 2009, Wavefield subscribed to a capital increase in Norfield for €3.6 million (U.S.$5 million) by capitalizing an outstanding long-term loan owed to it by Norfield. The capital increase was pro rata to the shareholders’ existing interests in Norfield. As a result, Wavefield’s interest in Norfield remained unchanged at 33%.

•	Multifield Geophysics AS (“Multifield”)

On May 29, 2009, Statoil Hydro Venture AS exercised its put option with our subsidiary Wavefield with respect to a 37% stake in Multifield for €2.9 million. As a result, our shareholding in Multifield increased to 80.97%. Multifield has been fully consolidated in our financial statements since June 30, 2009.

•	Eidesvik Seismic Vessel AS

On December 10, 2009, Exploration Investment Resources II AS, a wholly-owned subsidiary of CGGVeritas, set up a joint venture with Eidesvik in order to share the ownership of the two X-BOW vessels that were currently under construction (and have since been delivered). As of December 31, 2009, the Group’s interest in the joint venture Eidesvik Seismic Vessel AS is 49%. This company has been accounted for in our financial statements under the equity method since December 10, 2009.

NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE

Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31
	2011	2010	2009
	(in millions of euros)
Trade accounts and notes receivable gross — current portion	525.1	495.7	369.6
Less: allowance for doubtful accounts — current portion	(17.4)	(17.1)	(17.4)

Trade accounts and notes receivables net — current portion	507.7	478.6	352.2

Trade accounts and notes receivable gross — non-current portion	1.4	5.5	9.6
Less: allowance for doubtful accounts — non-current portion	(1.1)	(1.2)	—

Trade accounts and notes receivables net — non-current portion	0.3	4.3	9.6

Recoverable costs and accrued profit, not billed	169.0	212.0	202.3

Total accounts and notes receivables	677.0	694.9	564.1

In the Geophysical Services segment, customers are generally large national or international oil and gas companies, which management believes reduces potential credit risk. In the Geophysical Equipment segment, a significant portion of sales is paid by irrevocable letters of credit.

The Group maintains an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Credit losses have not been material for the periods presented and have consistently been within management’s expectations. Allowances for doubtful accounts only relate to overdue receivables as of December 31, 2011.

Recoverable costs and accrued profit not billed comprise amounts of revenue recognized under the percentage of completion method on contracts for which billings had not been presented to the contract owners. Such unbilled accounts receivable are generally billed over the 30 or 60 days following the project commencement.

The non current receivables relate to our geophysical equipment segment as of December 31, 2011, 2010 and 2009.

As of December 31, 2011 the ageing analysis of net trade accounts and notes receivables is as follows:

	Not past due	30 days	30 - 60 days	60 - 90 days	90 - 120 days	> 120 days	Total
2011	289.3	101.6	27.2	30.6	16.2	43.1	508.0
2010	323.6	78.2	23.3	12.0	14.7	31.1	482.9
2009	255.8	36.9	18.1	25.4	7.4	18.2	361.8

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

Analysis of inventories and work-in-progress is as follows:

	December 31, 2011			December 31, 2010			December 31, 2009
	Cost	Valuation Allowance	Net	Cost	Valuation Allowance	Net	Cost	Valuation Allowance	Net
	(in millions of euros)
Geophysical services
— Consumables and spares parts	37.0	(0.9)	36.1	35.4	(0.6)	34.8	33.1	(0.7)	32.4
— Work in progress	9.0	—	9.0	20.6	—	20.6	22.1	(6.2)	15.9
Geophysical equipment
— Raw materials and sub-assemblies	71.4	(10.8)	60.6	79.9	(9.1)	70.8	61.3	(8.7)	52.6
— Work in progress	130.0	(9.0)	121.0	82.5	(8.0)	74.5	71.1	(4.9)	66.2
— Finished goods	57.0	(4.3)	52.7	67.2	(3.4)	63.8	59.6	(2.9)	56.7

Inventories and work in progress	304.4	(25.0)	279.4	285.6	(21.1)	264.5	247.2	(23.4)	223.8

The item « Work in progress » for Geophysical Services includes transit costs of seismic vessels that are deferred and recognized over the contract period according to the technical progress ratio.

The variation of inventories and work in progress is as follows:

	December 31,
Variation of the period	2011	2010	2009
	(in millions of euros)
Balance at beginning of period	264.5	223.8	287.9
Variations	12.5	23.5	(51.1)
Movements in valuation allowance	(4.9)	3.3	(8.3)
Change in consolidation scope	—	1.7	—
Change in exchange rates	6.5	8.5	(2.7)
Others	0.8	3.7	(2.0)

Balance at end of period	279.4	264.5	223.8

The additions and deductions in valuation allowances for inventories and work-in-progress are presented in the consolidated statements of operations as “Cost of sales”.

NOTE 5 — OTHER CURRENT ASSETS AND ASSETS HELD FOR SALE

Other current assets

Detail of other current assets is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Personnel and other tax assets	39.4	38.3	25.5
Fair value of financial instruments (see note 14)	2.7	1.2	1.4
Other miscellaneous receivables(a)	28.6	23.9	22.1
Supplier prepayments	30.2	23.0	13.9
Prepaid expenses(b)	20.5	34.7	26.6

Other current assets	121.4	121.1	89.5

(a)	Includes restricted cash for €5 million in 2011.
(b)	Includes principally prepaid rent, vessel charters.

Assets held for sale

Detail of assets held for sale is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Massy headquarters land & building	8.0	8.0	8.0
Seismic vessels	37.3	5.1	5.1
Net assets related to Norfield AS agreement (See Note 2)	—	59.4	—
Seismic equipments	4.5	—	—
Others	—	—	0.2

Assets held for sale	49.8	72.5	13.3

The increase in seismic vessels classified as held for sale relates to the seismic vessel Amadeus to be contributed as part of the agreement with PetroVietnam Technical Services Corporation (PTSC) (see note 2).

NOTE 6 — ASSET VALUATION ALLOWANCE

Details of valuation allowances recorded against assets are as follows:

	December 31, 2011
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of euros)
Trade accounts and notes receivables	18.3	5.8	(4.6)	—	(1.0)	18.5
Inventories and work-in-progress	21.1	5.9	(1.0)	—	(1.1)	24.9
Tax assets	0.4	0.4	—	—	—	0.8
Other current assets	1.3	5.3	—	—	1.6	8.2
Loans receivables and other investments	2.1	—	(0.4)		(0.7)	1.0

Total assets valuation allowance	43.2	17.4	(6.0)	—	(1.2)	53.4

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2010
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of euros)
Trade accounts and notes receivables	17.4	5.3	(1.6)	(4.5)	1.7	18.3
Inventories and work-in-progress	23.4	3.7	(7.0)	—	1.0	21.1
Tax assets	0.2	0.2	—	—	—	0.4
Other current assets	1.1	0.1	—	—	0.1	1.3
Loans receivables and other investments	1.7	—	—	—	0.4	2.1

Total assets valuation allowance	43.8	9.3	(8.6)	(4.5)	3.2	43.2

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2009
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of euros)
Trade accounts and notes receivables	12.4	8.0	(2.3)	—	(0.7)	17.4
Inventories and work-in-progress	14.7	9.5	(1.2)	—	0.4	23.4
Tax assets	—	0.2	—	—	—	0.2
Other current assets	1.8	0.1	(0.8)	—	—	1.1
Loans receivables and other investments	1.1	0.7	—	—	(0.1)	1.7

Total assets valuation allowance	30.0	18.5	(4.3)	—	(0.4)	43.8

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

NOTE 7 — INVESTMENTS AND OTHER FINANCIAL ASSETS

Detail of investments and other financial assets is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Non-consolidated investments	5.2	4.8	5.3
Loans and advances	2.3	8.3	13.9
Deposits and Other	11.6	13.4	16.7

Total	19.1	26.5	35.9

Non-consolidated investments are as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Available for sale financial assets
Offshore Hydrocarbon Mapping(a)	—	—	0.5
Other investments in non-consolidated companies
Tronic’s Microsystems SA(b)	3.9	3.9	3.9
Other investments in non-consolidated companies	1.3	0.9	0.9

Total non-consolidated investments	5.2	4.8	5.3

(a)	On November 22, 2010, we sold our remaining investments in Offshore Hydrocarbon Mapping.
(b)	The Group’s shareholding in Tronic’s Microsystems S.A. is 16.07% at December 31, 2011, 2010 and 2009.

Loans and advances

As of December 31, 2009 and December 31, 2010, loans and advances to companies accounted for under equity method included a €4.2 million (NOK38 million) loan granted by Exploration Investment Resources II AS to Eidesvik Seismic Vessel AS.

NOTE 8 — INVESTMENTS IN COMPANIES UNDER EQUITY METHOD

The variation of “Investments in companies under equity method” is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Balance at beginning of period	73.4	99.0	72.9
Change in consolidation scope	(6.4)	(5.4)	13.8
Investments made during the year	25.6	6.5	7.3
Equity in income	11.7	(0.7)	8.3
Dividends received during the period, reduction in share capital	(4.9)	(2.2)	(0.6)
Reclassification as held for sale	—	(27.0)	—
Change in exchange rates	0.8	3.2	(2.7)

Balance at end of period	100.2	73.4	99.0

The changes in consolidation scope in 2011 correspond for €6.4 million to the disposal of 32.6% of our investment in Cybernetix (see note 2).

In 2010 it corresponded for €2.4 million to the disposal of 12% of our investment in Cybernetix, and for €3 million to the exit of Xian Sercel Petroleum Exploration Instrument Co. Ltd. which is fully consolidated in our financial statements since November 2010 (see note 2).

In 2009 the changes in consolidation scope corresponded to the acquisition of 49% of Eidesvik Seismic Vessel AS for €17.1 million, and to the fair value adjustments of the investments in companies under the equity method acquired as part of the Wavefield acquisition for €(3.3) million.

The investments in 2011 correspond for €18.4 million to 28.96% investment in Spectrum ASA, and for the remaining amount to increases in the capital of Oceanic Seismic Vessel AS (€3.4 million), of PT Elnusa CGGVeritas Seismic (€3.4 million) and of CGGVeritas Eidesvik Ship Management AS (see note 2).

The investments in 2010 corresponded for €2 million to an increase in the capital of Eidesvik Seismic Vessel AS, and for €4.5 million to investment in our new joint venture Gardline CGGV Pte Ltd. (see note 2).

The investments in 2009 corresponded to the subscription of the capital increases in Cybernetix, and Norwegian Oilfield Services AS (“Norfield”).

The equity in income includes a €9.8 million contribution from Argas in 2011, nil in 2010 and €6.9 million in 2009.

In 2010, the investments in Norfield AS were reclassified as “Assets held for sale” as part of the Norfield AS agreement (see note 2).

Investments in companies accounted for under equity method are comprised of:

	December 31,
	2011	2010	2009
	(in millions of euros)
Argas	53.8	46.7	45.4
CGGVeritas Eidesvik Ship Management AS(a)	0.2	—	—
Cybernetix(a)	—	6.4	8.7
Gardline	2.9	4.5	—
Norfield AS	—	—	24.9
Eidesvik Seismic Vessel AS	8.4	5.5	17.1
Oceanic Seismic Vessel AS	13.4	11.0	—
PT Elnusa-CGGVeritas Seismic(a)	2.7	—	—
Spectrum ASA(a)	20.0	—	—
Xian Sercel Petroleum Exploration Instrument Co. Ltd.	—	—	3.3
VS Fusion LLC	(1.2)	(0.7)	(0.4)

Investments in companies under the equity method	100.2	73.4	99.0

(a)	See note 2.

The following tables illustrate summarized financial information of the main contributive entities accounted for under equity method as of December 31, 2011.

	Argas	Oceanic Seismic Vessel	Eidesvik Seimic Vessel	Spectrum
	(in millions of euros)
Current assets	74.3	5.4	11.0	32.7
Non-current assets	115.5	113.2	89.5	73.0
Current liabilities	59.3	91.2	11.0	29.7
Non-current liabilities	13.4	—	72.4	1.0
Equity	117.1	27.4	17.1	75.0
Revenue	215.7	2.7	10.4	19.4
Net income (loss)	20.0	1.9	6.1	3.9

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

Analysis of “Property, plant and equipment” is as follows:

	December 31
	2011			2010			2009
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(amounts in millions of euros)
Land	15.4	(0.4)	15.0	7.4	(0.2)	7.2	6.7
Buildings	180.4	(62.0)	118.4	107.6	(56.0)	51.6	53.5
Machinery & equipment	1,047.5	(600.8)	446.7	1,063.1	(630.4)	432.7	426.4
Vehicles & vessels	426.6	(162.8)	263.8	324.2	(158.1)	166.1	157.1
Other tangible assets	76.5	(49.7)	26.8	61.5	(45.0)	16.5	14.8
Assets under constructions	43.2	—	43.2	108.4	(0.8)	107.6	19.2

Total Property, plant and equipment	1,789.6	(875.7)	913.9	1,672.2	(890.5)	781.7	677.7

Land, buildings and geophysical equipment recorded under finance leases are as follows:

	December 31
	2011			2010			2009
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(amounts in millions of euros)
Geophysical equipment and vessels under finance leases	91.9	(46.0)	45.9	156.7	(72.0)	84.7	117.1
Land and buildings under finance leases	77.1	(1.4)	75.7	75.1	—	75.1	—
Other tangible assets under finance leases	2.9	(1.7)	1.2	—	—	—	—

Total Property, plant and equipment under finance leases	171.9	(49.1)	122.8	231.8	(72.0)	159.8	117.1

In 2011, the decrease in geophysical equipment and vessels under finance leases mainly relates to the Norfield AS transaction (see note 2).

In 2010, the decrease in geophysical equipment and vessels under finance leases is mainly related to the exercise of the purchase option on the seismic vessel Geo Challenger.

In 2009, the decrease in property, plant and equipment under finance lease related to the termination of leases and equipments write-down within the restructuring marine plan (note 21).

Depreciation of assets recorded under finance leases is determined on the same basis as owned-assets and is included in depreciation expense.

The variation of the period for tangible assets is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Balance at beginning of period	781.7	677.7	822.4
Acquisitions	240.1	177.5	149.9
Acquisitions through finance lease	20.7	87.6	22.2
Depreciation	(202.8)	(192.4)	(259.6)
Disposals	(23.9)	(6.3)	(11.3)
Change in exchange rates	23.4	51.3	(15.9)
Change in consolidation scope	114.1	(2.8)	(37.7)
Reclassification of tangible assets as “Assets held for sale”	(29.4)	(22.5)	(5.5)
Other	(10.0)	11.6	13.2

Balance at end of period	913.9	781.7	677.7

In 2011, acquisitions through finance lease relate to seismic equipment for the new seismic vessels Elnusa Finder and Oceanic Sirius. The change of consolidation scope relates to the acquisition of the company Exploration Vessel Resources II, owner of the seismic vessel Geowave Voyager (see note 2).

In 2010, acquisitions through finance lease mainly included our new headquarters in Massy (see note 18). This construction was delivered in October 2010, with a starting date in 2011 after additional building fittings.

The seismic vessel Venturer and some equipments were classified as “Assets held for sale” in relation to the Norfield AS transaction (see note 5).

In 2009, depreciation included asset write-downs due the marine restructuring plan and the change in consolidation scope corresponds to the adjustment of the fair value of Wavefields’s fixed assets (see note 2). Other variation related to the reclassification of Geowave Master (now Oceanic Phoenix) seismic equipments as “Geophysical equipment and vessels under finance leases” for an amount of €13.5 million. The seismic vessels Search and Harmattan were classified as “Assets held for sale”.

Reconciliation of acquisitions with the consolidated statements of cash flows and capital expenditures in note 19 is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Acquisitions of tangible assets (excluding finance lease) — see above	240.1	177.5	149.9
Development costs capitalized — see note 20	16.3	23.4	14.3
Additions in other tangible assets (excluding non-exclusive surveys) — see note 10	5.8	12.4	5.4
Variance of fixed assets suppliers	(1.5)	(2.9)	0.5

Total purchases of tangible and intangible assets according to cash-flow statement	260.7	210.4	170.1

Net acquisitions through finance lease — see above	20.7	87.6	22.2
Increase in multi-client surveys — see note 10	163.3	219.3	229.3
Less variance of fixed assets	1.5	2.9	0.5

Capital expenditures according to note 19	446.2	520.2	421.1

Repairs and maintenance expenses

Repairs and maintenance expenses included in cost of operations amount to €87.5 million in 2011 due to upgrades and repairs on seismic vessels following crashes during the year. Repairs and maintenance expenses amounted to €57.0 million in 2010 and €50.6 million in 2009.

NOTE 10 — INTANGIBLE ASSETS

Analysis of intangible assets is as follows:

	December 31,
	2011			2010			2009
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(amounts in millions of euros)
Multi-client surveys Marine	1,764.5	(1,461.8)	302.7	1,732.2	(1,381.9)	350.3	368.2
Multi-client surveys Land	538.2	(433.4)	104.8	429.7	(328.8)	100.9	100.9
Development costs capitalized	112.3	(45.4)	66.9	91.5	(32.5)	59.0	42.3
Software	52.5	(30.3)	22.2	54.0	(32.6)	21.4	11.0
Other intangible assets(a)	306.4	(134.4)	172.0	333.6	(143.8)	189.8	206.5

Total intangible assets	2,773.9	(2,105.3)	668.6	2,641.0	(1,919.6)	721.4	728.9

(a)	Other intangible assets include customer relationships, technology and trade name acquired in business combinations.

The variation of the period for intangible assets is as follows:

	December 31,
Variation of the period	2011	2010	2009
	(in millions of euros)
Balance at beginning of period	721.4	728.9	820.0
Increase in multi-client surveys	163.3	219.3	229.3
Development costs capitalized	16.4	23.4	14.3
Other acquisitions	5.8	12.4	5.4
Depreciation on multi-client surveys	(203.3)	(276.2)	(289.3)
Other depreciation	(42.1)	(45.6)	(45.8)
Disposals	(14.5)	—	(0.6)
Change in exchange rates	14.9	58.6	3.2
Change in consolidation scope	—	—	(7.6)
Other	6.7	0.6	—

Balance at end of period	668.6	721.4	728.9

Disposals in 2011 mainly relate to the sale of our 2D multi-client marine library to Spectrum ASA (see note 2).

Depreciation on multi-client surveys in 2010 included a €70.4 million (U.S.$93.6 million) impairment loss presented in the line item “Other revenues (expenses) net” of the Consolidated Statement of Operations (see note 21).

Depreciation on multi-client surveys in 2009 included a €63.8 million (U.S.$88.9 million) impairment loss presented in the line item “Other revenues (expenses) net” of the Consolidated Statement of Operations (see note 21).

The change in consolidation scope in 2009 corresponded to the fair value adjustment on intangible assets acquired in December 2008 as part of the Wavefield acquisition.

NOTE 11 — GOODWILL

Analysis of goodwill is as follows:

	December 31,
Variation of the period	2011	2010	2009
	(In millions of euros)
Balance at beginning of period	2,012.0	1,868.1	2,055.1
Additions	1.3	0.5	—
Impairment	—	—	(217.6)
Adjustments	—	(1.2)	87.7
Change in exchange rates	64.3	144.0	(57.1)
Other	—	0.7	—

Balance at end of period	2,077.6	2,012.0	1,868.1

In 2011, the additions correspond to the goodwill arising from the purchase of Petrodata Consulting LLC (see note 2).

In 2010, the additions corresponded to the goodwill arising on the contribution of Xian Sercel Petroleum Exploration Instrument Co. Ltd (“Xian Sercel”) to Hebei Sercel Junfeng Geophysical Prospecting Equipment Co. Ltd. and the fact that we obtained control in Xian Sercel (see note 2).

The adjustments in 2010 corresponded to the reversal of the earn-out clause on the acquisition of Quest.

In 2009, the impairment included impairment losses of €215.5 million (U.S.$300 million) resulting from the annual impairment test and €2.1 million arising from the use of Veritas foreign carry-forward losses existing prior to the merger and not recognized as an asset. Total impairment losses, amounting to €217.6 million, are presented in the line “Impairment of goodwill” in the Consolidated Statement of Operations.

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

The cash generating units are as follows:

•	Geophysical Equipment segment;

•	Geophysical Services segment — Marine (including multi-client surveys);

•	Geophysical Services segment — Processing, Imaging & Reservoir;

•	Geophysical Services segment — Land (including multi-client surveys).

Key assumptions used in the determination of value in use

In determining the asset recoverability, management makes estimates, judgments and assumptions on uncertain matters. For each cash generating unit, the recoverable amounts are determined based on economic assumptions and forecasted operating conditions as follows:

•	expected cash flows estimated in the 2012 budget and 2013-2014 outlook as presented to the Board of Directors on February 29, 2012,

•	use of normative cash flows beyond Year 3,

•	industrial outlook consisting in recovery starting mid-2012,

•	full effect in 2012 and beyond our performance plan launched end of 2010,

•	average exchange rate of U.S.$1.30 for €1,

•	discount rates we consider reflecting the respective sector weighted average cost of capital (WACC):

•	10% for the Equipment segment (corresponding to a pre-tax rate of 13.7%);

•	9.0% for the Marine (corresponding to a pre-tax rate of 11.5%);

•	9.5% for the Processing, Imaging & Reservoir (corresponding to a pre-tax rate of 13.1%); and

•	8.5% for the Land (corresponding to a pre-tax rate of 11.4%),

No impairment loss was recorded for the year ended December 31, 2011 and December 31, 2010.

A €215.5 million impairment loss attributable to our Marine Acquisition activity was recorded for the year ended December 31 2009.

Sensitivity to changes in assumptions

Changing the assumptions selected by Group management, in particular the discount rate and the normative cash flows (based on EBITDAS) could significantly affect the evaluation of the value in use of our cash generating units and, hence, Group’s impairment result.

The following changes to the assumptions used in the impairment test lead to the following:

	Goodwill	Excess of the expected future discounted cash-flows over the carrying value of assets including goodwill	Sensitivity on normative cash flows		Sensitivity on discount rate (after tax)
			Decrease by 10%	Increase by 10%	Decrease by 0.25%	Increase by 0.25%

	(in millions of euros)
Marine	1,314	41	(215)	+215	+94	(88)
Processing, Imaging & Reservoir	347	76	(46)	+46	+20	(19)
Land	306	22	(55)	+55	+26	(24)
Equipment	111	2,070	(178)	+178	+77	(72)

Total	2,078

Changes to the assumptions used in the impairment test for which the recoverable value equals to the carrying value are as follows:

	Sensitivity on normative cash-flows	Sensitivity on discount rate (after tax)
Marine	(1.9)%	+0.11%
Processing, Imaging & Reservoir	(16.4)%	+1.14%
Land	(4.0)%	+0.23%
Equipment	Not relevant

NOTE 12 — OTHER CURRENT LIABILITIES

The analysis of other current liabilities is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Value added tax and other taxes payable	49.7	55.5	36.2
Deferred revenue	112.4	107.8	94.6
Fair value of financial instruments (see note 14)	7.3	0.6	1.6
Other liabilities	40.8	32.5	26.3

Other current liabilities	210.2	196.4	158.7

NOTE 13 — FINANCIAL DEBT

Analysis of financial debt by type is as follows:

	December 31,
	2011			2010			2009
	Current	Non- current	Total	Current	Non- current	Total	Total
	(amounts in millions of euros)
High yield bonds	—	1,037.7	1,037.7	—	933.5	933.5	863.2
Convertible bonds	—	280.6	280.6	—	—	—	—
Bank loans	12.4	31.6	44.0	14.1	376.7	390.8	409.9
Finance lease debt	25.0	96.6	121.6	47.7	96.4	144.1	112.1

Sub-total	37.4	1,446.5	1,483.9	61.8	1,406.6	1,468.4	1,385.2

Accrued interests	12.5	—	12.5	12.7	—	12.7	11.1

Financial debt	49.9	1,446.5	1,496.4	74.5	1,406.6	1,481.1	1,396.3

Bank overdrafts	4.6	—	4.6	4.5	—	4.5	2.7
Total			1,501.0			1,485.6	1,399.0

Analysis of financial debt by currency is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
U.S. dollar	1,131.9	1,394.0	1,343.4
Euro	352.0	74.4	35.0
Other currencies	—	—	6.8

Total	1,483,9	1,468.4	1,385.2

Analysis of financial debt by interest rate is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Variable rates (average effective rate December 31, 2011: 2.73%, 2010: 4.87%, 2009: 5.43%)	57.2	410.7	453.4
Fixed rates (average effective rate December 31, 2011: 8.16%, 2010: 8.28%, 2009: 8.50%)	1,426.7	1,057.7	931.8

Total	1,483.9	1,468.4	1,385.2

Variable interest rates are generally based on inter-bank offered rates of the related currency.

Analysis of financial debt by financing sources as of December 31, 2011 is as follows:

	Issuing date	Maturity	Nominal amount Dec 31, 2011		Net balance Dec 31, 2011	Interest rate	Last amendment
			(in millions of currency)		(in millions of euros)
High yield bond 2016	2009	2016	U.S.$	350	257.5	9 1/2%	—
High yield bond 2017	2007	2017	U.S.$	400	304.5	7 3/4%	—
High yield bond 2021	2011	2021	U.S.$	650	475.7	6 1/2%	—
Sub-total High yield bonds					1037.7

Convertible bond	2011	2016		€360	280.6	1 3/4%	—
Other bank loans	—	—	U.S.$	105	44.0	—	—

Sub-total bank loans					324.6

Real estate finance lease	2010	2015		€75	71.1	—	—
Other finance lease	—	—		—	50.5	—	—

Finance lease debt					121.6

Total financial debt					1,483.9

Analysis of authorized credit lines as of December 31, 2011 is as follows:

	Date	Maturity	Authorized amount	Mobilized amount	Available amount	Used amount	Used amount	Last amendment
			(in millions of US dollars)	(in millions of US dollars)	(in millions of euros)	(in millions of US dollars)	(in millions of euros)
US Revolving facility	2007	Jan. 2014	79.0	—	61.0	—	—	Dec. 2011
French Revolving facility	2007	Feb. 2014	200.0	—	154.6	—	—	Dec. 2011
Total			279.0	— —	215.6	—	—

Short-term credit lines (bank overdrafts)	—	—	15.8	—	8.6	6.0	4.6	—

Out of the fixed rate credit lines, no significant credit line is expected to be renewed within the next twelve months (see note 18).

We are not subject to near-term liquidity constraints, given our liquidity available as of December 31, 2011, our cash flow generation capability and prospects, and our near-to mid-term debt repayment schedule.

The impact of hedging instruments has not been considered in the above tables.

All financial covenants were complied with at December 31, 2011.

•	High yield Bonds

Since 2005, CGGVeritas issued several bonds in U.S. dollar, with maturities 2015, 2016, 2017 and 2021.

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

EBITDAS is defined as earnings before interest, taxes, depreciation, amortization and share-based compensation cost. For the determination of ratios included in the covenants, EBITDAS is before non-recurring items. Share-based compensation includes both stock-options and shares issued under our share allocation plans. Gross interest expense corresponds to consolidated interest expense excluding amortization of deferred expenditures.

All those financial covenants were complied with at December 31, 2011, 2010 and 2009.

High Yield bonds — (U.S.$530 million, 7 1/2% Senior Notes, maturity 2015)

On March 1, 2011, we redeemed U.S.$460 million aggregate principal amount of our U.S.$530 million 7 1/2% Senior Notes due 2015 at a price of 103.75% plus accrued interest, and on June 30, 2011, we redeemed the remaining U.S.$70 million aggregate principal amount of such notes at a price of 102.5% plus accrued interest. The redemptions were financed through the bond issuances described below.

On February 9, 2007, we issued an additional U.S.$200 million in aggregate principal amount of 7 1/2% senior notes due 2015. We used the net proceeds from the notes to repay one part of U.S.$700 million outstanding under the bridge loan facility used to finance Veritas acquisition.

On February 3, 2006, we issued an additional U.S.$165 million principal amount of our dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 in a private placement with certain eligible investors. The notes were issued at a price of 103 1/4% of their principal amount, resulting in a Yield-to-Worst of 6.9%. The net proceeds from the notes were used on February 10, 2006 to repay the U.S.$140.3 million remaining outstanding under our U.S.$375 million bridge credit facility used to finance the acquisition of Exploration Resources. On August 17, 2006, U.S.$164 million in principal amount of these notes were exchanged for identical notes registered with the SEC.

On April 28, 2005, we issued U.S.$165 million of 7 1/2% Senior Notes due 2015. The net proceeds were used to redeem and pay accrued interest on all U.S.$150 million outstanding aggregate principal of our existing 10 5/8% Senior Notes due 2007, on May 31, 2005 (see below).

High Yield bonds — (U.S.$350 million, 9 1/2% Senior Notes, maturity 2016)

On June 9, 2009, we issued U.S.$350 million principal amount of 9 1/2% senior notes due 2016. The senior notes were issued at a price of 97.0% of their principal amount, resulting in a yield of 10 1/8%. The senior notes will mature on May 15, 2016.

We used the proceeds from the notes to replace cash used to repay U.S.$100 million of our “Term Loan B” facility on May 21, 2009, and to fund the three quarterly U.S.$27.5 million amortization payments due during the remainder of 2009 under our “Term Loan B” facility. The remaining amount enabled Norway subsidiaries — CGG Marine Resources Norge and CGGVeritas Services (Norway) AS (ex Exploration Resources) — to reimburse financial debts on seismic vessels amounting to U.S.$50 million, and to fund ongoing operations.

High Yield bonds — (U.S.$400 million, 7 3/4% Senior Notes, maturity 2017)

On February 9, 2007, we issued U.S.$400 million of 7 3/4% Senior Notes due 2017. We used the net proceeds from the notes to repay one part of U.S.$700 million outstanding under the bridge loan facility used to finance Veritas acquisition.

High Yield bonds — (U.S.$650 million, 6 1/2% Senior Notes, maturity 2021)

On May 31, 2011, we issued U.S.$650 million principal amount of 6 1/2% Senior Notes due June 1, 2021. The senior notes were issued at a price of 96.45% of their principal amount, resulting in a yield of 7%. We used the net proceeds of the issuance to redeem the remainder of our U.S.$530 million 7 1/2% Senior Notes due May 2015 and to repay in full the U.S.$508 million outstanding under our term loan B facility.

•	Convertible bonds — (€360 million, 1 3/4% Senior Notes, maturity 2016)

On January 27, 2011, we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2016 for a total nominal amount of €360 million. We used the net proceeds of the issuance to partially redeem our U.S.$530 million 7 1/2% Senior Notes due May 2015, allowing us to reduce our cash interest expense.

The bonds’ nominal value was set at €27.80 per bond, representing an issue premium of 25% of the CGGVeritas’ reference share price on the regulated market of NYSE Euronext in Paris. The bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year. The bonds entitle the holders to receive new and/or existing CGGVeritas shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

As of January 27, 2011, the financial liability component was €270.0 million and the equity component was €90.0 million. The fair value of the financial liability was assessed using a 8.15% interest rate.

•	Bank loans and credit facilities

At December 31, 2011, €37.1 million of bank loans amounting to €44.0 million were secured by tangible assets and receivables.

Term Loan B and US revolving Facilities

On December 15, 2011, we amended our US senior facility agreement. This amendment extended the maturity of U.S.$79 million out of the total U.S.$140 million outstanding by two years, from January 2012 to January 2014.

In consideration of such amendments, covenants have been re-defined as follows:

•	a maximum ratio of total net financial debt to EBITDAS (2.50:1 for any relevant period expiring in the rolling 12-month period ending between March 31, 2012 and December 31, 2013).

•	and a minimum ratio of EBITDAS to total interest costs (3.00:1 for any relevant period expiring in the rolling 12-month periods- ending between March 31, 2012 and December 31, 2013).

On June 2, 2011, we repaid in full the U.S.$508 million outstanding under our term loan B facility with the proceeds of our issuance of senior bonds due 2021 described above.

On July 15, 2010, we amended our US senior facilities agreement. This amendment extended the maturity of U.S.$348 million out of the total U.S.$515 million outstanding as of June 30, 2010 from January 2014 to

January 2016 and increased the Company’s headroom under its financial covenants. In consideration of such amendment, the applicable margin for all borrowings under the US senior facilities increased by 1.0% for the amounts whose maturity was extended. The tranche whose maturity was extended to 2016 would have its maturity accelerate to February 2015 if our senior notes due May 2015 were not refinanced by February 2015.

On May 21 and 27, 2009, we amended our US senior facilities agreement and our French revolving facility agreement, respectively. These amendments, in line with our conservative financial policy, were aimed mainly at increasing the Company’s headroom under its financial covenants. In consideration of such amendments, the applicable margin for all borrowings under the US senior facilities and French revolving facility increased by 1.0% and covenants have been re-defined.

An amendment to the credit agreements and the French revolver credit agreement was signed on December 12, 2008. Such amendments gave the Group a larger flexibility with respect to (i) the acquisition of companies through a tender offer process, (ii) share buyback and (iii) recapitalization of subsidiaries that are not Guarantors under the credit agreements. In consideration of such amendments, the Company:

(i)	repaid U.S.$50 million on the signature date of such amendments on December 2008, and

(ii)	in 2009, repaid an additional U.S.$100 million paid in four quarterly installments of U.S.$25 million, in addition to the repayment initially scheduled amounting to U.S.$2,5 million by quarters. Half of these additional payments (U.S.$75 million) corresponded to early payment of compulsory reimbursements to be made in the first semester of 2010.

On January 12, 2007, the Group entered into a U.S.$1.140 billion senior secured credit agreement with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto, pursuant to which credit agreement the Group borrowed a U.S.$1.0 billion senior secured “Term Loan B” and obtained a U.S.$140 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). We repaid U.S.$100 million on June 29, 2007 of the “Term Loan B” early.

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

Pursuant to this agreement, the group was required to adhere to certain financial covenants. All financial covenants, calculated on a quarterly basis, were complied with at December 31, 2011. They were also complied with at December 31, 2010 and December 31, 2009.

U.S.$200 million Revolving Credit Agreement (French revolving facility)

During the year 2011, €80 million were drawn and fully repaid on September 2011.

On December 15, 2011, we amended our French revolving facility agreement. This amendment, in line with our conservative financial policy, was aimed mainly at increasing the Company’s headroom under its financial covenants. In consideration of such amendments, covenants have been re-defined as follows: Aggregate amount of Net Capital Expenditures made by the Group in any fiscal year shall not exceed the greater of U.S.$600 million and 50% of EBITDA for such fiscal year. “Net Capital Expenditures” shall mean Capital Expenditures minus Multi-client Prefunding Sales.

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

On February 7, 2007, CGGVeritas entered into a U.S.$200 million revolving credit agreement with Natixis as administrative agent and Crédit Suisse as collateral agent. The proceeds of this revolving credit agreement may be drawn in U.S. dollars or in euros, and may be used for the general corporate purposes of the borrower.

U.S.$45 million Secured Term Loan Facility

On January 13, 2011, Exploration Vessel Resources II AS entered into a U.S.$45 million credit facility secured by a pledge over the seismic vessel Voyager and subject to substantially the same covenants as our U.S. senior credit facilities. The outstanding value at December 31, 2011, is U.S.$38.4 million.

U.S.$25 million Secured Term Loan Facility

On April 30, 2007, Geomar concluded a credit facility of U.S.$25 million. The proceeds from this credit facility were used to refinance the seismic vessel Alizé. At December 31, 2007, this facility was fully drawn. The outstanding value at December 31, 2011 is U.S.$9.0 million.

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

•	Foreign currency risk management

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

Foreign currency sensitivity analysis

The reporting currency for the Group’s consolidated financial statements is the euro. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar. A depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar denominated earnings that are converted to euros are stated at a decreased value. Moreover, and in addition to the impact of the conversion of the U.S. dollar at a decreased value, since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, the depreciation of the U.S. dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. Our annual fixed expenses in euros are equal to approximately €400 million and as a consequence, an unfavorable variation of U.S.$0.1 in the average yearly exchange rate between the U.S. dollar and the euro would reduce our operating income and our shareholders’ equity by approximately U.S.$40 million.

To mitigate the exposure, we attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally to personnel costs payable in euros. In order to improve the balance of our net position of receivables and payables denominated in foreign currencies, we maintain our financing in U.S. dollars.

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

Details of forward exchange contracts are as follows:

	December 31,
	2011	2010	2009
Forward sales of U.S. dollars against euros
Notional amount (in millions of U.S.$)	157.8	128.1	157.4
— of which forward sales qualifying as cash-flow hedges	157.8	128.1	157.4
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	57 days	51 days	43 days
Weighted average forward U.S.$/Euro exchange rate	1.3492	1.3434	1.4273
Forward sales of U.S. dollars against British pounds
Notional amount (in millions of U.S.$)	17.2	—	8.9
— of which forward sales qualifying as cash-flow hedges	17.2	—	8.9
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	41 days	—	29 days
Weighted average forward U.S.$/£ exchange rate	1.5635	—	1.6743
Forward sales of U.S. dollars against Ren-min-bi Yuan
Notional amount (in millions of U.S.$)	21.5	6.2	—
— of which forward sales qualifying as cash-flow hedges	21.5	6.2	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	20 days	56 days	—
Weighted average forward RMB/U.S.$ exchange rate	6.3468	6.6612	—
Forward sales of U.S. dollars against Singapore dollar
Notional amount (in millions of U.S.$)	2.3	—	—
— of which forward sales qualifying as cash-flow hedges	2.3	—	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	50 days	—	—
Weighted average forward SGD/U.S.$ exchange rate	1.2929	—	—
Forward sales of U.S. dollars against Swiss Franc
Notional amount (in millions of U.S.$)	3.8	—	—
— of which forward sales qualifying as cash-flow hedges	3.8	—	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	41 days	—	—
Weighted average forward CHF/ U.S.$ exchange rate	0.8713	—	—

Effects of forward exchange contracts on financial statements are as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Carrying value of forward exchange contracts (see notes 5 and 12)	(4.6)	0.6	(0.2)
Fair value of forward exchange contracts	(4.6)	0.6	(0.2)
Gains (losses) recognized in profit and loss (see note 21)	3.4	(2.7)	1.6
Gains (losses) recognized directly in equity	(3.6)	(0.9)	5.2

Net gains (loss) on cash-flow hedges in companies consolidated under the equity method are not included in the above table.

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

Call contracts

There were no call contracts outstanding as of December 31, 2011, 2010 and 2009.

•	Interest rate risk management

Our policy is to manage the interest rates risk through maximization of the proportion of fixed rate debt. As of December 31, 2011, 96% of our debt consists of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 60 months). As a result, our interest expenses vary in line with movements in short-term interest rates. We may use interest rate swaps to adjust interest rate exposure when appropriate based upon market conditions.

Interest rate sensitivity analysis

Our sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. As a result, our interest expenses could increase if interests’ rates increase. An increase of 1% in interest rates would increase our interest expenses by €0.6 million per year, while a decrease of 1% would decrease our interest expenses by €0.6 million.

Interest rate swap contracts

There were no interest rate swap contracts outstanding as of December 31, 2011, 2010 and 2009.

Interest rate cap contracts

There was no interest rate cap agreement as of December 31, 2011, 2010 and 2009.

•	Credit risk management

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

Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. In 2011, the Group’s two most significant customers accounted 13.0% and 3.0% of the Group’s consolidated revenues compared with 6.9% and 6.0% in 2010 and 6.8% and 5.3% in 2009.

•	Liquidity risk management

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations, available cash and cash equivalents, together with borrowings available under the U.S. revolving facility (U.S.$79 million) and the French revolving facility (U.S.$ 200 million) will be adequate to meet our future liquidity needs for the next twelve months (see note 13).

•	Financial instruments by categories in the Balance sheet

The impact and the breakdown of the Group’s financial instruments in the balance sheets as of December 31, 2011 are as follows:

		December 31, 2011
	Risks category	Carrying Amount	Fair Value	Fair value in income statement	Available-for-sale assets	Loans, receivables	Debts at amortized cost	Derivatives
		(in millions of euros)
Non-consolidated investments	Level 3	5.2	5.2		5.2
Financial and non-current assets	Level 3	13.9	13.9			13.9
Notes receivables	Level 3	677.0	677.0			677.0
Financial and current assets	Level 3	2.7	2.7					2.7
Cash equivalents	Level 3	76.9	76.9	76.9
Cash	Level 3	333.8	333.8	333.8
Total assets		1,109.5	1,109.5	410.7	5.2	690.9		2.7

Financial and non-current liabilities	Level 3	3.4	3.4			3.4
Financial debts(a)	Level 1	1,501.0	2,212.6				1,501.0
Notes payables	Level 3	298.6	298.6			298.6
Financial and current liabilities	Level 3	7.3	7.3					7.3
Total liabilities		1,810.3	2,521.9			302.0	1,501.0	7.3

(a)	Financial debts include long term debt, bank overdraft facilities and accrued interest (see note 13)

•	Fair value information

The carrying amounts and fair values of the Group’s financial instruments are as follows:

	December 31,
	2011		2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions of euros)
Cash and cash equivalents	410.7	410.7	335.9	335.9	480.3	480.3
Bank overdraft facilities	4.6	4.6	4.5	4.5	2.7	2.7
Bank loans, vendor equipment financing and shareholder loans:
Variable rate	57.2	57.2	410.7	410.7	453.4	453.4
Fixed rate	1,426.7	2,138.3	1,057.7	1,591.4	931.8	1,452.3
Forward currency exchange contracts	(4.6)	(4.6)	0.6	0.6	(0.2)	(0.2)
Interest rate swaps	—	—	—	—	—	—
Call contracts	—	—	—	—	—	—

The Group considers the carrying value for loans receivable and other investments, trade accounts and notes receivable, other receivables, trade accounts and notes payable and other current liabilities to be the most representative estimate of fair value.

For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow (interest payments and reimbursements) analysis based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2011, the rate of 7.1% (source: Thomson Reuters) is used to determine the fair value of high yield bonds and the rate of 6.5% (source: Bloomberg) is used to determine the fair value of convertible bond. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.

The market value of forward sales is assessed based on forward rates, available on the financial markets for similar maturities.

NOTE 15 — COMMON STOCK AND STOCK OPTION PLANS

The Company’s share capital at December 31, 2011 consisted of 151,861,932 shares, each with a nominal value of €0.40, 151,506,109 as of December 31, 2010 and 151,146,594 as of December 31, 2009.

CGGVeritas seeks to continuously enhance its financial structure through the equilibrium between its financial indebtness and its equity as presented in our consolidated balance sheets. The group manages its financial structure and operates the adjustments deemed necessary considering the evolution of the financial environment. The managing objectives, policies and procedures have remained unchanged for many reporting periods. Excluding the legal requirements applicable in France, CGGVeritas SA is not bound to any requirement in terms of minimal amount of equity.

Rights and privileges related to ordinary shares

Ordinary shares give right to dividend. Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution amounted to €2,435.0 million at December 31, 2011. We did not pay any dividend during the years ended December 31, 2011, 2010 and 2009.

Ordinary shares registered held for more than two years give a double voting right.

Issued shares

In 2011, CGGVeritas S.A. issued 355,823 fully paid shares related to the following operations:

•	318,823 ordinary shares corresponding to allocated stock options;

•	37,000 ordinary shares corresponding to allocated performance shares.

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

•

200,000 stock options to the Chairman and Chief Executive Officer. Their exercise price is €19.44. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:

•	A share price performance objective relative to the share price considering the SBF 120 index;

•	A share price performance objective relative to the ADS price considering the PHLX Oil Services SectorSM (OSXSM) index; or

•	A financial indicator in the form of an EBITDAS objective expressed in U.S. dollars and related to the target for the annual variable part of compensation of the Chairman and Chief Executive Officer.

On October 21, 2010, the Board of Directors allocated 120,000 stock options to three beneficiaries pursuant to a shareholders’ resolution. The exercise price of the stock options is €16.88. The plan expires on October 21, 2018. Rights to these options vest by one-third during each of the first three years of the plan.

On March 24, 2011, the Board of Directors allocated:

•

964,363 stock options to 364 beneficiaries pursuant to a shareholders’ resolution. The exercise price of the stock options is €25.48. The stock options expire on March 24, 2019. Rights to these options vest by one-third during each of the first three years of the plan;

•

200,000 stock options to the Chairman and Chief Executive Officer. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:

•	A share price performance objective relative to the share price considering the SBF 120 index;

•	A share price performance objective relative to the ADS price considering the PHLX Oil Service SectorSM (OSXSM) index; or

•	A financial indicator in the form of an EBITDAS objective expressed in U.S. dollars and related to the target for the annual variable part of compensation of the Chairman and Chief Executive Officer.

The exercise price of each option is the average market value of the share during the twenty-day period ending the day before the date the option is allocated.

Information related to options outstanding at December 31, 2011 is summarized below:

Date of Board of Directors’ Resolution	Options granted	Options outstanding at Dec. 31, 2011	Exercise price per share (€)	Expiration date	Remaining duration
May 11, 2006	1,012,500	951,095	26.26	May 10, 2014	28.3 months
March 23, 2007	1,308,750	1,164,000	30.40	March 23, 2015	38.7 months
March 14, 2008	1,188,500	1,079,340	32.57	March 14, 2016	50.5 months
March 16, 2009	1,327,000	982,610	8.82	March 16, 2017	62.5 months
January 06, 2010	220,000	220,000	14.71	January 06, 2018	72.3 months
March 22, 2010	1,548,150	1,442,385	19.44	March 22, 2018	74.7 months
October 21, 2010	120,000	120,000	16.88	October 21, 2018	81.7 months
March 24, 2011	1,164,363	1,102,890	25.48	March 24, 2019	86.8 months

Total	7,889,263	7,062,320

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2011 follows:

	2011		2010		2009
	Number of options	Weighted average exercise price (€)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(weighted average exercise price in euro)
Outstanding-beginning of year	6,428,504	22.17	4,958,740	22.35	4,181,985	25.43
Granted	1,164,363	25.48	1,888,150	18.73	1,327,000	8.82
Exercised	(318,823)	7.31	(339,377)	6.10	(184,135)	7.27
Forfeited	(211,724)	20.21	(79,009)	19.86	(366,110)	16.09

Outstanding-end of year	7,062,320	23.16	6,428,504	22.17	4,958,740	22.35
Exercisable-end of year	4,535,303	16.11	3,534,518	14.05	2,330,733	11.33

The average price of CGGVeritas share was €20.17 in 2011, €18.26 in 2010, €12.28 in 2009.

Performance shares

Allocation plan dated March 14, 2008

On March 14, 2008, the Board of Directors decided to allocate a maximum amount of 459,250 performance shares to senior executives and certain other employees of the Group out of which 45,000 shares were allocated to the Chairman and Chief Executing Officer and the Chief Operating Officer. This allocation of shares was subject to the following performance conditions (i) the achievement of a minimum average consolidated net earnings per share over fiscal years 2008 and 2009 and (ii) the achievement of an average operating income over fiscal years 2008 and 2009 of either the Group, the Services segment or the Equipment segment, depending upon the segment to which each beneficiary belongs. In addition, the beneficiary still had to be an employee or officer of the Group upon final allocation of the shares.

On February 24, 2010, the Board of Directors resolved that the performance conditions of the March 2008 Plan were only partially met. Therefore only 20,138 shares were allocated pursuant to this plan.

Allocation plan dated March 16, 2009

On March 16, 2009, the Board of Directors implemented a performance share allocation plan for the allocation of a maximum amount of 516,250 performance shares to senior executives and certain other employees of the Group, out of which 45,000 were allocated to the Chairman and Chief Executive Officer and the Chief Operating Officer. This allocation of shares was subject to the following performance conditions: (i) the achievement of a minimum average consolidated net earnings per share over fiscal years 2009 and 2010 and (ii) the achievement of an average operating income over fiscal years 2009 and 2010 of either the Group, the Services segment or the Equipment segment, depending upon the segment to which each beneficiary belongs. In addition, the beneficiary still had to be an employee or officer of the Group upon final allocation of the shares.

The Board of Directors held on February 24, 2011 confirmed that for the plan implemented on March 16, 2009, the performance conditions were only partially met. Therefore, only a maximum number of 37,000 shares were allocated on the day of the Shareholders’ Meeting to be held in order to approve the 2010 financial statements.

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

The Board of Directors held on February 29, 2012 confirmed that the performance conditions for the plan implemented on March 22, 2010 were partially fulfilled and that a maximum of 76,842 shares will be allocated pursuant to this plan on May 10, 2012.

Allocation plan dated March 24, 2011

On March 24, 2011 the Board of Directors implemented a performance share allocation plan for a maximum amount of 488,886 performance shares out of which 13,750 were allocated to the Chairman and 27,500 were allocated to the Chief Executive Officer. This allocation of shares is subject to the following performance conditions: (i) the achievement of a minimum average consolidated EBIT over fiscal years 2011 and 2012 and (ii) the achievement of an average EBITDAS over fiscal years 2011 and 2012 of either the Group, the Services segment or the Equipment segment, depending upon the segment to which each beneficiary belongs. In addition, the beneficiary still had to be an employee or officer of the Group upon final allocation of the shares.

These shares will be allocated at the end of a two-year allocation period expiring on the later of March 24, 2013 or the date of the shareholders’ meeting convened to approve the 2012 financial statements. Such allocation will be final provided (i) the Board resolves that the performance conditions provided for by the plan regulations, and (ii) the beneficiary is still an employee or officer of the Group upon final allocation of the shares.

Compensation cost on stock options and performance shares

The following table lists the assumptions used to value the 2009, 2010 and 2011 options plan and the 2009, 2010 and 2011 performance shares allocation plan according to IFRS 2:

	Options granted	Volatility	Risk- free rate	Exercise price per share (€)	Estimated Maturity (years)	Fair value per share at the grant date (€)	Dividends yields
2009 stock options plan	1,327,000	50%	2.88%	8.82	5.5	4.63	0.0%
2010 January stock options plan	220,000	52%	2.78%	14.71	5	8.23	0.0%
2010 March stock options plan	1,548,150	52%	2.44%	19.44	5.5	10.10	0.0%
2010 October stock options plan	120,000	52%	2.05%	16.88	5.5	9.66	0.0%
2011 stock options plan	1,164,363	37%	2.52%	25.48	4	8.48	0.0%

	Performance shares granted	Achievement of performance Conditions		Fair value per share at the grant date (€)		Dividends yields
2009 performance shares allocation plan	516,250	37,000		9.29	(a)	0.0%
2010 performance shares allocation plan	509,925	76,842		20.03	(a)	0.0%
2011 performance shares allocation plan	488,886	50	%(b)	25.84	(a)	0.0%

(a)	Corresponds to CGGVeritas share price at the date of allocation.
(b)	Estimated.

According to IFRS 2, fair value of stock options and performance shares granted since November 7, 2002 must be recognized as an expense over the life of the plan. Detail of this expense is as follows:

	Year
	2011	2010	2009
	(in millions of euros)
2006 stock options plan(a)	—	0.3	1.1
2007 stock options plan(b)	—	0.4	1.9
2008 stock options plan(c)	0.3	2.0	4.6
2009 stock options plan(d)	0.4	1.6	2.7
2010 stock options plan(e)	5.4	8.3	—
2011 stock options plan(f)	4.0	—	—
2006 performance shares plan(g)	—	—	—
2007 performance shares plan(h)	—	—	4.0
2008 performance shares plan(i)	—	—	(3.8)
2009 performance shares plan(j)	0.1	0.3	0.2
2010 performance shares plan(k)	(1.3)	1.9	—
2011 performance shares plan(l)	2.3	—	—
Total recognized expense according to IFRS 2	11.2	14.8	10.7

(a)	of which €0.2 million for the executive managers of the Group in 2010 and €0.6 million in 2009.
(b)	of which €0.2 million for the executive managers of the Group in 2010 and 1.0 million in 2009.
(c)	of which €0.2 million for the executive managers of the Group in 2011; €1.0 million in 2010 and 2.2 million in 2009.
(d)	of which €0.2 million for the executive managers of the Group in 2011, €0.8 million in 2010 and 1.2 million in 2009.
(e)	of which €2.7 million for the executive managers of the Group in 2011, €4.4 million in 2010.
(f)	of which €2.7 million for the executive managers of the Group in 2011.
(g)	none.
(h)	of which €0.7 million for the executive managers of the Group in 2009.
(i)	of which €(0.4) million for the executive managers of the Group in 2009.
(j)	of which €0.04 million for the executive managers of the Group in 2009.
(k)	of which €(0.2) million for the executive managers of the Group in 2011, €0.4 million in 2010.
(l)	of which €0.5 million for the executive managers of the Group in 2011.

NOTE 16 — PROVISIONS

	Balance at 31 December, 2010	Additions	Deductions (used)	Deductions (unused)	Others(a)	Balance at 31 December, 2011
	(in millions of euros)
Provisions for restructuring costs	23.5	—	(15.4)	(2.0)	(0.8)	5.3
Provisions for onerous contracts	6.4	0.9	(2.6)	—	0.1	4.8
Provisions for litigations	2.2	9.2	(0.7)	—	0.4	11.1
Other provisions related to contracts	4.3	1.6	(1.6)	—	—	4.3
Provisions for demobilization costs	1.1	1.0	(0.9)	—	0.1	1.3
Other current provisions	4.3	—	(3.9)	—	(0.4)	—
Total current provisions	41.8	12.7	(25.1)	(2.0)	(0.6)	26.8
Retirement indemnity provisions	27.4	6.0	(7.3)	—	1.2	27.3
Provisions for tax contingencies	14.4	—	(4.4)	—	(0.8)	9.2
Provisions for unfavorable contracts	10.4	—	(3.4)	—	0.1	7.1
Customers Guarantee provisions	21.2	8.7	(8.5)	—	(0.2)	21.2
Provisions for customs and other contingencies	13.8	7.9	(5.2)	—	0.9	17.4
Other non-current provisions	0.5	—	(0.2)	—	—	0.3
Total non-current provisions	87.7	22.6	(29.0)	—	1.2	82.5

Total provisions	129.5	35.3	(54.1)	(2.0)	0.6	109.3

(a)	Includes the effects of exchange rates changes, variations in scope and reclassifications.

Provision for restructuring costs

In 2011, deductions relate to the 2010 performance plan. The costs of the year were offset by the use of the corresponding provision (see note 21).

Provision for litigation

On October 20, 2006, a complaint was filed against our subsidiary Sercel Inc. in the United States District Court for the Eastern District of Texas. The complaint alleged that several of Sercel Inc.’s seismic data acquisition products that included micro electromechanical systems (MEMS) infringed a U.S. patent allegedly owned by ION. On January 29, 2010, a Texarkana jury found that Sercel Inc. infringed United States Patent N° 5,852,242 and that ION was entitled to U.S.$25.2 million in lost profits. Sercel Inc. asked the court to overturn the jury’s finding on several grounds, including ION’s failure to prove by a preponderance of the evidence that the patent was infringed by Sercel Inc. and the invalidity of the patent due to ION’s failure to disclose in the patent the best way of making the invention.

On September 21, 2010, the court rejected the jury’s verdict that faulted Sercel Inc. for infringing U.S. Patent N° 5,852,242 as claimed by ION. This court upheld the jury’s verdict validating the patent, and confirming that the patent had been infringed on certain other grounds. The court concluded that ION’s claim with respect to loss of profits (U.S.$25.2 million) was not admissible and reduced the amount of damages to U.S.$10.7 million.

On March 8, 2011, Sercel Inc. posted a U.S.$12.8 million bond (corresponding to the total damages award plus 20% interest) and filed a notice of appeal.

On February 17, 2012, the United States Federal Circuit Court of Appeals affirmed the judgment of the United States District Court for the Eastern District of Texas dated February 16, 2011 with regards to the lawsuit between Sercel and Ion Geophysical (« ION ») on the US patent N°5 852 242. A provision amounting to €9.2 million (U.S.$12.8 million) was recorded in the consolidated financial statements as of December 31, 2011 to cover the U.S.$10.7 million amount plus pre- and post-judgment interest to be paid to ION. The parties will return to trial court to determine the amount of additional damages related to Sercel SeaRays systems manufactured in Houston.

Customers Guarantee provisions

“Customers Guarantee provisions” correspond to the warranty given by Sercel to external clients.

Retirement indemnity provisions

The Group records retirement indemnity provisions based on the following actuarial assumptions:

•	historical staff turnover and standard mortality schedule;

•	age of retirement between 60 and 65 years old in France and 67 years old in Norway; and

•	actuarial rate and average rate of increase in future compensation.

In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the management board of Sercel Holding. A contribution amounting to €4.9 million was paid in 2011. No contribution was paid in 2010 and 2009.

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

The status of the retirement indemnity plans is as follows:

	December 31,
	2011	2010	2009	2008
	(in millions of euros)
Amount recognized in the balance sheet
Present value of the obligation(a)	89.2	87.4	85.1	68.4
Fair value of plan assets	(49.1)	(45.9)	(39.4)	(28.2)
Deficit (surplus) of funded plans	40.1	41.5	45.7	40.2
Unrecognized past service cost(b)	(13.2)	(14.4)	(15.4)	(15.0)
Payroll tax	0.4	0.3	0.3	0.3
Net liability (asset) recognized in balance sheet	27.3	27.4	30.6	25.5
Amounts recognized in the income statement
Current service cost	3.5	3.0	3.1	2.9
Interest cost	4.0	4.1	4.1	4.1
Expected return on plan assets	(2.6)	(2.3)	(1.7)	(2.1)
Amortization of past service costs	1.2	1.2	1.2	1.2
Effects of curtailments/settlements	(0.2)	(0.7)	—	—
Payroll tax	0.1	—	0.2	0.2
Net periodic expense(c)	6.0	5.3	6.9	6.3

	December 31,
	2011	2010	2009	2008
	(in millions of euros)
Movements in the net liability recognized in the balance sheet
Net liability at January 1	27.4	30.6	25.5	26.5
Expense as above	6.0	5.3	6.9	6.3
Actuarial gains (losses) recognized in other comprehensive income(d)	1.3	—	4.3	(1.4)
Contributions paid	(5.2)	(4.6)	(5.1)	(3.0)
Benefits paid by the company	(2.1)	(3.3)	(1.7)	(2.9)
Consolidation scope entries and changes in exchange rates	(0.1)	(0.6)	0.7	(0.3)
Other	—	—	—	0.3
Net liability at December 31	27.3	27.4	30.6	25.5
Change in benefit obligation
Benefit obligation at January 1	87.4	85.1	68.4	79.9
Current service cost	3.5	3.0	3.1	2.9
Contributions paid	0.7	0.3	0.4	0.4
Interest cost	4.0	4.1	4.1	4.1
Past service cost	—	—	1.4	0.1
Benefits paid from plan	(10.6)	(3.6)	(2.2)	(5.6)
Actuarial (gains) losses recognized in other comprehensive income	3.2	2.1	6.7	(7.1)
Effects of curtailments/settlements	(0.4)	(4.3)	—	—
Consolidation scope entries and changes in exchange rates	1.4	0.5	2.8	(6.2)
Other	—	0.2	0.4	(0.1)
Benefit obligation at December 31	89.2	87.4	85.1	68.4
Change in plan assets
Fair value of plan assets at January 1	45.9	39.4	28.2	37.1
Expected return on plan assets	2.6	2.3	1.7	2.1
Contributions paid	6.0	4.9	5.4	3.4
Benefits paid from plan	(8.8)	(0.3)	(0.4)	(2.8)
Actuarial gains and losses recognized in other comprehensive income	1.9	2.1	2.4	(5.7)
Effects of curtailments/settlements	(0.2)	(3.6)	—	—
Consolidation scope entries and changes in exchange rate	1.5	1.2	2.1	(7.5)
Other	0.2	(0.1)	—	1.6
Fair value of plan assets at December 31(e)	49.1	45.9	39.4	28.2
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate(f)	4.75%	4.75%	5.25%	5.73%
Average rate of increase in future compensation(g)	2.93%	2.89%	3.16%	3.25%
Average expected return on assets(h)	4.74%	5.77%	5.77%	5.17%

(a)	In 2011 the obligation amounts to €89.2 of which €28.7 million for defined benefit plans not covered (€29.5 million in 2010, €30.2 million in 2009 and €27.4 million in 2008).
(b)	Corresponds to the supplemental pension and retirement plan for the members of the Group’s Management Committee and members of the management board of Sercel Holding.
(c)	The presentation of this line item has been changed in 2008, in order to include the expected return on plan assets as part of the net periodic expense.
(d)	Cumulative actuarial losses recognized in other comprehensive income amount to €8.8 million as of December 31, 2011.
(e)	The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	December, 31
	2011	2010	2009	2008
Equity securities	35%	45%	32%	30%
Debt securities	29%	50%	59%	27%
Real estate	4%	4%	6%	7%
Other	32%	1%	3%	36%

(f)	The discount rate for entities belonging to the “euro zone” is 4.75%. It has been defined by comparison to the following rates at December 31, 2011:

•	Bloomberg Corporate 15 years: 3.68%

•	IBOXX 10 + AA: 4.60%

•	IBOXX 10 + AA Financial: 5.43%

•	IBOXX 10+ AA Non Financial: 4.12%

For entities not included in the “euro zone”, the discount rates used are 4.75% for the United Kingdom, 4.25% for the United States and 3.3% for Norway.

An increase of 0.25% of the discount rate would decrease the DBO by €3.2 million, and a decrease of the discount rate of 0.25% would increase the DBO by €3.5 million.

(g)	An increase of 0.25% of the average rate would increase the future compensation by €1.7 million, and a decrease of the average rate of 0.25% would decrease the future compensation by €1.6 million.
(h)

Plan assets are located in the UK (95%), in Norway (4%) and in France (1%). The average expected return on assets is determined based on long term return by asset category assumptions at December 31, 2011. The average expected return on assets is 4.7%. For the UK, this return is given by asset category: 6.0% for stocks, 6.0% for real estate, 4.7% for bonds, and 3.0% other.

Plan assets are placed mainly in stocks, bonds and cash. Actuarial gains and losses on plan assets correspond to the difference between actual and expected return on plan assets (€1.9 million in 2011, €2.1 million in 2010, €2.4 million in 2009 and €(5.7) million in 2008). A decrease of 0.25% of the expected return on assets rate would decrease the expected return of assets in 2012 by €0.1 million. In 2011, the actual return on plan assets amounts to €4.5 million, corresponding to €2.6 million expected return and €1.9 million experience actuarial gains.

Estimated contributions to plan assets in 2012 amount to €0.9 million.

NOTE 17 — OTHER NON-CURRENT LIABILITIES

Detail of other non-current liabilities is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Deposit and guarantees	3.4	1.9	1.2
Research and development subsidies	5.2	5.3	5.2
Profit sharing scheme	29.9	27.4	25.5

Other non-current liabilities	38.5	34.6	31.9

NOTE 18 — CONTRACTUAL OBLIGATIONS. COMMITMENTS AND CONTINGENCIES

Status on contractual obligations

	December 31,
	2011	2010	2009
	(in millions of euros)
Long-term debt obligations	2,014.8	1,818.3	1,804.0
Finance lease obligations	132.0	151.6	122.8
Operating leases obligations(a)	850.4	969.5	516.1

Total obligations	2,997.2	2,939.4	2,442.9

(a)	In 2011 and 2010 including respectively €667.4 million and €631.7 million for seismic vessel bareboat agreements.

The following table presents payments in future periods relating to contractual obligations as of December 31, 2011:

	Payments due by period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of euros)
Long-term debt obligations:
— Repayments : fixed rates	2.9	4.4	613.6	780.2	1,401.1
— Repayments : variables rates(a)	9.5	16.1	11.3	0.0	36.9
— Bonds and facilities interests	89.9	178.5	155.3	153.1	576.8

Total Long-term debt obligations	102.3	199.0	780.2	933.3	2,014.8

Finance leases:
— Finance lease Obligations : fixed rates	13.2	21.7	21.2	54.5	110.6
— Finance lease Obligations : variables rates(a)	18.5	2.9	0.0	0.0	21.4

Total Finance lease obligations	31.7	24.6	21.2	54.5	132.0

Operating leases(b)
— Bareboat agreements	91.9	166.9	161.1	247.5	667.4
— Other operating lease agreements	34.5	51.5	39.0	58.0	183.0

Total Operating lease obligations	126.4	218.4	200.1	305.5	850.4

Total Contractual Obligations(c)	260.4	442.0	1,001.5	1,293.3	2,997.2

(a)	Payments are based on the variable rates applicable as of December 31, 2011.
(b)	Includes the five-year marine charter agreement signed with Bourbon for six new support vessels.
(c)	Payments in foreign currencies are converted in euros at December 31, 2011exchange rates.

Contractual obligations — finance leases

The Group leases land, buildings and geophysical equipments under finance lease agreements expiring at various dates during the next five to twelve years.

On June 13, 2008, the Group entered into a twelve-year lease agreement with Genefim and Finamur to finance the construction of Services’ new headquarters in Massy. This construction was delivered by the lessors in October 2010, and was ready for use in July 2011 after building fittings. The total value of the lease contract was €103 million, including a €26.3 million purchase option exercisable from the end of the sixth year until the end of the lease agreement.

The following table presents reconciliation between finance lease obligations and finance lease debts as of December 31, 2011:

	Less than 1 year	1-5 years	After 5 years	Total
	(in millions of euros)
Finance lease Obligations	31.7	45.8	54.5	132.0
Discounting	(6.7)	(16.5)	(13.5)	(36.7)
New headquarter purchase option	—	—	26.3	26.3

Finance lease debt (see note 13)	25.0	29.3	67.3	121.6

Contractual obligations — operating leases

Operating lease agreements relate primarily to bareboat charter agreements for seismic vessels, geophysical equipments, offices and computer equipment.

Rental expenses were €454.3 million in 2011, €441.1 million in 2010 and €352.6 million in 2009.

Credit agreements

See note 13.

Guarantees

Guarantees issued include the following:

	December 31,
	2011	2010	2009
	(in millions of euros)
Operations
Guarantees issued in favor of clients(a)	446.0	303.8	297.2
Other guarantees and commitments issued(b)	170.4	135.1	468.8
Financing
Guarantees issued in favor of banks(c)	2.6	18.0	52.5

Total	619.0	456.9	818.5

(a)	Guarantees issued in favor of clients relate mainly to guarantees issued by the Company to support bids made at the subsidiaries level.
(b)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations.
(c)	Guarantees issued in favor of banks related mainly to guarantees issued by the Company to support credit facilities made at the subsidiaries level.

On December 2011, the time charter related to the vessel Elnusa Finder was novated to the joint-venture PT Elnusa-CGGVeritas Seismic. In conjunction to this transaction, we issued a guarantee for the benefit of the owner of the vessel (Swire Pacific Offshore) corresponding to the commitment of this 8-year time charter agreement (€62 million). This guarantee was subject to a co-guarantee given by PT Elnusa Tbk up to their interest in the joint-venture,

In 2009, CGGVeritas SA delivered a guarantee in favor of Eidesvik as security for the fulfillment of Exploration Investment Resources II obligations according to the time charter agreement signed in May 2009. This guarantee amounted to €371 million. The seismic vessel Oceanic Vega was delivered in July 2010. The seismic vessel Oceanic Sirius was delivered in October 2011.

The duration of the guarantees and commitments is as follows:

	Due date
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of euros)
Operations
Guarantees issued in favor of clients	263.9	181.5	0.6	—	446.0
Other guarantees and commitments	69.7	22.2	8.8	69.7	170.4
Financing
Guarantees issued in favor of banks	1.0	0.0	—	1.6	2.6

Total	334.6	203.7	9.4	71.3	619.0

Others

Time charter agreements were replaced by bareboat charters for which some of them were extended:

•	Viking II: signed on November 7, 2011 and extended until May 31, 2015, with a purchase option.

•	Veritas Vantage: signed on November 4, 2011 and extended until June 30, 2016, with a purchase option.

•	Veritas Vision: signed on October 24, 2011 and extended until July 31, 2017, with two additional extension options — one of five years and the other of three years.

•	Veritas Viking: signed on October 3, 2011 and extended until December 31, 2015, with two additional three-year extension options and one additional 17-month extension option.

•	Oceanic Sirius: signed on October 3, 2011, delivery date of the vessel, for a twelve year duration, until October 2023.

•	Oceanic Vega: signed on July 1, 2010, delivery date of the vessel.

•	Oceanic Phoenix: signed in 2010 and extended until 2019.

•	Geowave Commander: signed in 2010 and extended until 2013 with ten 1 year additional extension options.

•	Viking Vanquish: signed and extended until November 2020, with two five-year-extension options and a purchase option.

•	Oceanic Endeavour: extended in 2010, until March 2018, with two additional five-year extension options.

On June 28, 2011, we entered into a five-year marine charter agreement with Bourbon for six new support vessels to assist our seismic operations. The new vessels will be delivered starting at the end of 2012. This represents an increase of €90 million of our off balance sheet commitments.

On March 26, 2011, we took delivery of the seismic vessel Elnusa Finder and transferred the time charter agreement to our joint-venture with PT Elnusa Tbk as described above. This vessel was subject to a Letter of Intent signed with Swire Pacific Offshore since 2008 to charter the vessel eight years. The contract value amounted to U.S.$83 million

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction:

•	the Group acquired the seismic vessel Geowave Voyager, previously operated by the Group under a time charter contract;

•	the Group sold the seismic vessel Venturer to Norfield. A bareboat contract for this vessel was signed until December 2012;

•	we extended the contract for our seismic vessel Geowave Champion for 5 years until December 2019. The previous time charter contract was replaced by a bareboat contract;

•	we extended the time charter contract for our seismic vessel Bergen Surveyor until December 2012.

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

Requests for information made by the U.S. Department of Commerce’s Bureau of Industry and Security

In order to provide complete and accurate responses to recent requests for information made by representatives of the U.S. Department of Commerce’s Bureau of Industry and Security (—BIS), we conducted an internal review of the facts surrounding shipments to our vessels operating in or near Cuba. During the course of our review, we discovered that, despite our precautions, some shipments may not have complied fully with our internal policies and possibly violated applicable export controls and sanctions laws. We have provided BIS with all of the information it has requested to date and are cooperating fully with it in this matter. We have also informed on a voluntary basis the U.S. Office of Foreign Assets Control.

The Company does not expect this matter to have any material impact on the Group’s results of operation, financial position, or cash flows.

NOTE 19 — ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used by the chief operating decision maker to manage and measure the performance of CGGVeritas. We divide our business into two operating segments, geophysical services and geophysical equipment.

Beginning July 1, 2010, our Group has been organized in five divisions and currently operates in two industry segments:

•	Geophysical services segment, which aggregates:

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Processing, Imaging and Reservoir: processing and imaging as well as interpretation of geophysical data, data management and reservoir studies for clients, and

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

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

In 2011, the Group’s two most significant customers accounted for 13.0% and 3.0% of the Group’s consolidated revenues compared with 6.9% and 6.0% in 2010 and 6.8% and 5.3% in 2009.

Analysis by operating segment

2011	Geophysical services	Geophysical equipment	Eliminations and Adjustments		Consolidated Total
	(in millions of euros)
Revenues from unaffiliated customers	1,631.3	636.4	—		2,267.7
Inter-segment revenues	1.1	179.4	(180.5)		—

Operating revenues	1,632.4	815.8	(180.5)		2,267.7
Other income from ordinary activities	—	2.3	—		2.3

Total income from ordinary activities	1,632.4	818.1	(180.5)		2,270.0

Operating income (loss)	6.2	253.7	(112.0	)(a)	147.9

Equity income (loss) of investees	11.7	—	—		11.7
Capital expenditures(b)	426.6	19.5	—		446.1
Depreciation and amortization(c)	(413.0)	(36.2)	1.2		(448.0)
Assets write-downs	—	—	—		—
Investments in companies accounted for under equity method	25.6	—	—		25.6
Identifiable assets	4,415.0	1,141.0	(516.2)		5,039.8

Unallocated and corporate assets					516.1

Total assets					5,555.9

of which companies accounted for under equity method					100.2

Identifiable liabilities	1,413.1	307.8	(489.4)		1,231.5

Unallocated and corporate liabilities					1,318.0

Total liabilities					2,549.5

(a)	Includes general corporate expenses of €40.9 million for year ended December 31, 2011.
(b)

Includes (i) investments in multi-client surveys of €163.3 million, (ii) equipment acquired under finance lease of €20.7 million, (iii) capitalized development costs in the Services segment of €12.8 million, and (iv) capitalized development costs in the Equipment segment of €3.5 million for year ended December 31, 2011.

(c)	Includes multi-client surveys depreciation of €203.3 million for year ended December 31, 2011.

2010	Geophysical services	Geophysical equipment	Eliminations and Adjustments		Consolidated Total
	(in millions of euros)
Revenues from unaffiliated customers	1,566.9	619.2	—		2,186.1
Inter-segment revenues	0.7	134.4	(135.1)		—

Operating revenues	1,567.6	753.6	(135.1)		2,186.1
Other income from ordinary activities	—	3.3	—		3.3

Total income from ordinary activities	1,567.6	756.9	(135.1)		2,189.4

Operating income (loss)	(68.6)	217.2	(81.4	)(a)	67.2

Equity income (loss) of investees	(0.3)	(0.4)	—		(0.7)
Capital expenditures(b)	491.4	28.8	—		520.2
Depreciation and amortization(c)	(414.7)	(36.0)	(1.4)		(452.1)
Assets write-downs(d)	(62.1)	—	—		(62.1)
Investments in companies accounted for under equity method	1.2	—	—		1.2
Identifiable assets	4,324.9	876.8	(291.5)		4,910.2

Unallocated and corporate assets					414.1

Total assets					5,324.3

of which companies accounted for under equity method					73.4

Identifiable liabilities	1,212.1	208,1	(269.4)		1,150.8

Unallocated and corporate liabilities					1,303.6

Total liabilities					2,454.4

(a)	Includes general corporate expenses of €35.9 million for year ended December 31, 2010.
(b)

Includes (i) investments in multi-client surveys of €219.3 million, (ii) equipment acquired under finance lease of €87.6 million, (iii) capitalized development costs in the Services segment of €21.0 million, and (iv) capitalized development costs in the Equipment segment of €2.5 million for year ended December 31, 2010.

(c)	Includes multi-client surveys depreciation of €205.8 million for year ended December 31, 2010.
(d)	Includes multi-client surveys impairment of €70.4 (note 10) and vessel and seismic assets net impairment reversals of €8.3 million (note 21) for year ended December 31, 2010.

2009	Geophysical Services(*)	Geophysical equipment	Eliminations and Adjustments(*)		Consolidated Total
	(in millions of euros)
Revenues from unaffiliated customers	1,708.5	524.7	—		2,233.2
Inter-segment revenues	0.5	91.5	(92.0)		—

Operating revenues	1,709.0	616.2	(92.0)		2,233.2
Other income from ordinary activities	4.3	3.2	—		7.5

Total income from ordinary activities	1,713.3	619.4	(92.0)		2,240.7

Operating income (loss)	(236.7)	133.8	(57.7	)(a)	(160.6)

Equity income (loss) of investees	7.4	0.9	—		8.3
Capital expenditures(b)	386.6	33.9	0.6		421.1
Depreciation and amortization(c)	(447.0)	(28.8)	(1.7)		(477.5)
Assets write-downs(d)	(334.8)	—	—		(334.8)
Investments in companies accounted for under equity method	17.1	4.0	—		21.1
Identifiable assets	3,858.2	735.5	(257.1)		4,336.6

Unallocated and corporate assets					584.6

Total assets					4,921.2

of which companies accounted for under equity method					99.0

Identifiable liabilities	933.3	250.9	(230.6)		953.6

Unallocated and corporate liabilities					1,266.1

Total liabilities					2,219.7

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
(d)

Included multi-client surveys impairment of €63.8 million (note 10), vessel and seismic assets write-down of €53.4 million (note 21) and goodwill impairment of €217.6 million for year ended December 31, 2009 (note 11).

Analysis by geographic area

Analysis of operating revenues by location of customers

	2011		2010		2009
	(in millions of euros)
North America	502.4	22.2%	584.5	26.7%	501.5	22.5%
Central and South Americas	457.0	20.1%	296.1	13.5%	156.8	7.0%
Europe, Africa and Middle East	808.9	35.7%	866.8	39.7%	982.1	44.0%
Asia Pacific	499.4	22.0%	438.7	20.1%	592.8	26.5%

Consolidated total	2,267.7	100%	2,186.1	100%	2,233.2	100%

Operating revenue attributed to France is €2.3 million for the year ended December 31, 2011.

Analysis of operating revenues by category

	2011		2010		2009
	(in millions of euros)
Sales of goods	612.0	27.0%	587.2	26.8%	506.6	22.7%
Services rendered(a)	1,411.8	62.3%	1,376.5	63.0%	1,581.1	70.8%
After-sales on multi-client surveys	225.3	9.9%	203.5	9.3%	134.2	6.0%
Leases	18.6	0.8%	18.9	0.9%	11.3	0.5%

Consolidated total	2,267.7	100%	2,186.1	100%	2,233.2	100%

(a)	Included services rendered and royalties

NOTE 20 — RESEARCH AND DEVELOPMENT EXPENSES

Analysis of research and development expenses is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Research and development costs	(83.5)	(92.9)	(85.1)
Development costs capitalized	16.3	23.4	14.3
Research and development expensed	(67.2)	(69.5)	(70.8)
Government grants recognized in income	12.3	12.5	8.7

Research and development costs — net	(54.9)	(57.0)	(62.1)

Research and development expenditures related primarily to:

•	for the geophysical services segment, projects concerning data processing services and marine acquisition; and

•	for the equipment segment, projects concerning seismic data recording equipment.

NOTE 21 — OTHER REVENUES AND EXPENSES

	December 31,
	2011	2010	2009
	(in millions of euros)
(Impairment) /reversal of impairment of multi-client surveys	—	(70.4)	(63.8)
(Impairment) /reversal of impairment of assets	—	8.3	(53.4)
Restructuring costs	(15.5)	(25.4)	(27.2)
Change in restructuring reserves	17.4	5.9	(25.6)
Other non-recurring revenues (expenses)	2.4	(4.5)	0.3

Non-recurring revenues (expenses) — net	4.3	(86.1)	(169.7)
Exchange gains (losses) on hedging contracts	3.4	(2.7)	1.6
Gains (losses) on sales of assets	16.8	—	0.3

Other revenues (expenses) — net	24.5	(88.8)	(167.8)

Year ended December 31, 2011

2010 Performance plan

In 2011, we paid €14.9 million related to our 2010 performance plan, which was offset by the use of the corresponding provisions.

Gains (losses) on sales of assets

Gains on assets include the gain arising from the disposal of our assets in relation with our transaction with Norfield AS amounting to €7.8 million. We also recognized a €13.4 million gain arising from the contribution of our 2D multi-client marine library to Spectrum, and a €3 million gain for the sale of our shares in the company Cybernetix (see note 2).

This line item also includes vessels and related equipments losses mainly relating to the crash of one seismic vessel (€4.8 million). Related insurance indemnities amounting to €3 million (U.S.$4.3 million) are included in the line item Other non-recurring revenues.

Year ended December 31, 2010

2010 Performance plan

As announced on December 16, 2010 we implemented a performance plan that led to restructuring costs of €28.1 million (U.S.$37.3 million) detailed as follows:

•	Vessel and related equipment write-downs amounted to €3.9 million (U.S.$5.2 million);

•	De-rigging and other costs amounted to €15.1 million (U.S.$19.9 million), including a €15.1 million reserve as of December 31, 2010;

•	Social measures costs amounted to €9.1 million (U.S.$12.2 million), including a €7.3 million (U.S.$9.8 million) reserve as of December 31, 2010.

We recognized a €70.4 million (U.S.$93.6 million) impairment loss on multi-client surveys due to specific market conditions in Canada and in the Gulf of Mexico.

The total cost of the restructuring plan and impairment is €98.5 million (U.S.$130.9 million).

2009 Marine restructuring plan

In 2010, we paid €23.0 million (U.S.$30.5 million) related to our 2009 marine restructuring plan, which was offset by the use of the corresponding provisions.

Others

In 2010, other non-recurring revenues (expenses) mainly relate to the Norfield transaction (see note 30). Pursuant to this agreement, we reversed a previously recognized impairment loss on the seismic vessel Venturer for €9.3 million and we recognized additional costs for €3.4 million.

Year ended December 31, 2009

Marine restructuring plan

Due to market conditions and marine overcapacity, we introduced measures in June 2009 to restructure our marine business line. This restructuring plan has led to the de-rigging of nine seismic vessels (of which three are scheduled for 2010) and to a redundancy plan covering more than 300 persons. The total cost of the restructuring plan is €102.4 million (U.S.$144.0 million).

We recognized €53.4 million of vessel and related equipment write-downs, including those linked to our seismic vessels Princess and Venturer. De-rigging costs amounted to €30.2 million, including a €7.1 million reserve as of December 31, 2009. Redundancy plan costs amounted to €22.2 million, including a €20.0 million reserve as of December 31, 2009.

Gains on sales of seismic vessels amount to €3.4 million (U.S.$4.8 million).

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

Analysis of cost of financial debt is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Current interest expenses related to financial debt	(106.3)	(102.1)	(100.2)
Amortization of deferred expenditures on financial debts	(20.1)	(5.8)	(7.5)
Income provided by cash and cash equivalents	2.0	2.4	2.5

Cost of financial debt, net	(124.4)	(105.5)	(105.2)

On March 1, 2011, we redeemed U.S.$460 million aggregate principal amount of our U.S.$530 million 7 1/2% senior notes due 2015. On June 30, 2011, we redeemed the remaining U.S.$70 million. Accelerated amortization of deferred expenditures was recorded for €4.4 million.

On June 2, 2011, we repaid in full the U.S.$508 million outstanding under our term loan B facility with the proceeds of our issuance of senior bonds due 2021. Accelerated amortization of deferred expenditures was recorded for €11.0 million.

On October 30, 2009, we repaid U.S.$100 million of our “Term Loan B” senior facility. Accelerated amortization of deferred expenditures was recorded for €2.1 million.

On May 21 and 27, 2009, we amended our US senior facilities agreement and our French revolving facility agreement, respectively. In consideration of these amendments, we repaid U.S.$100 million of our “Term Loan B” senior facility and increased the applicable margin for all borrowings under the US senior facilities and French revolving facility by 1.0%. The unamortized portion of the deferred expenditures linked to these negotiations amounted to €2.7 million.

NOTE 23 — OTHER FINANCIAL INCOME (LOSS)

Analysis of other financial income (loss) is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Exchange gains (losses) net	15.6	10.4	(7.7)
Other financial income (expenses)	(15.0)	(1.9)	(3.5)

Other financial income (loss)	0.6	8.5	(11.2)

In 2011, other financial expenses include penalties for earlier reimbursement of our U.S.$530 million 7 1/2% Senior Notes 2015, for €13.8 million expenses.

In 2009, other financial expenses included commitment fees and tax penalties for €2.2 million and €1.3 million net expenses relating to financial instruments.

NOTE 24 — INCOME TAXES

Income tax

Income tax benefit (expense) consists of:

	December 31,
	2011	2010	2009
	(in millions of euros)
France
Current income tax expense	(9.4)	—	—
Adjustments on income tax recognized in the period for prior periods(a)	(7.3)	—	(2.3)
Deferred taxes on temporary differences	(6.4)	12.8	18.1
Deferred taxes recognized in the period for prior periods(b)	47.1	28.5	—

Total France	24.0	41.3	15.8

Foreign countries
Current income tax expense(c)	(83.7)	(74.5)	(75.2)
Adjustments on income tax recognized in the period for prior periods(d)	(3.3)	(19.6)	8.7
Deferred taxes on temporary differences for the period	23.8	37.9	31.2
Deferred taxes recognized in the period for prior periods(e)	(4.1)	8.0	24.3
Deferred taxes on currency translation	(1.7)	(6.6)	5.0

Total Foreign countries	(69.0)	(54.8)	(6.0)

Total income tax benefit (expense)	(45.0)	(13.5)	9.8

(a)	In 2011, corresponds to prior year tax adjustment on 2004-2007 R&D tax credit. In 2009, corresponded to the correction of 2008 carry-back.
(b)

In 2011, includes €52.0 million of deferred tax asset related to the remaining French tax group loss carried forward based on a revised 2012-2015 tax planning. In 2010, included €41.6 million of deferred tax asset related to a portion of the French tax group loss carried forward based on a 2011-2013 tax planning.

(c)	Includes withholding taxes.
(d)

In 2011 and 2010, corresponds to prior year’s tax adjustments, primarily related to Libyan income tax audit. In 2009, included prior year’s tax adjustments amounting to €6.9 million and the positive impact of the application of the revised Norwegian tonnage tax for €1.8 million.

(e)

In 2011, includes a negative prior year adjustment amounted to €4.7 million of the deferred tax asset recognized on losses carried forward in Norway. In 2010, included the deferred tax asset recognized on losses carried forward in Norway and Mexico. In 2009, included the deferred tax asset recognized on losses in the UK and amounting to €7.3 million.

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

The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

	2011	2010	2009
	(in millions of euros)
Net income (loss)	(9.2)	(44.0)	(258.9)
Income taxes	(45.0)	(13.5)	9.8
Net Income (loss) before taxes	35.8	(30.5)	(268.7)
Differences on tax basis:
Equity investment companies income	(11.7)	0.7	(8.3)
Theoretical tax basis	24.1	(29.8)	(277.0)
Enacted tax rate in France	36.10%	34.43%	34.43%
Theoretical taxes	(8.7)	10.3	95.4
Differences on tax:
Differences in tax rates between France and foreign countries	0.7	18.6	(18.8)
Non-deductible part of dividends	(3.8)	(4.0)	(0.7)
Adjustments on the tax expense recognized in the period for prior periods	(10.6)	(19.6)	6.4
Adjustments on the deferred tax expense recognized in the period for prior periods(a)	42.6	36.5	15.8
Other permanent differences(b)	(36.1)	(46.0)	(89.0)
Deferred tax unrecognized on losses of the period on the French tax group(c)	—	—	(24.9)
Foreign deferred tax unrecognized on losses of the period(d)	(19.3)	(16.2)	(8.2)
Other unrecognized deferred tax in income statement on prior periods	7.1	10.9	8.5
Income tax and deferred tax on Argas net income (equity method company)(e)	(1.0)	(0.8)	(1.6)
Deferred tax on currency translation adjustments(f)	(3.3)	(6.6)	5.0
Current and deferred tax on income subject to Norwegian tonnage tax system and other countries where the tax rate is nil	—	1.0	2.5
Other(g)	(12.6)	2.4	19.4

Income taxes	(45.0)	(13.5)	9.8

(a)	Includes deferred tax assets recognized on the French tax group for €52.0 million and €41.6 million in 2011 and 2009, respectively.
(b)

In 2011 and 2010, permanent differences primarily include withholding taxes. In 2009, permanent differences included primarily the impact of the goodwill impairment that amounted to €60.3 million. In 2008, it resulted mainly from the losses on internal disposals of investments performed as part of the Services segment legal reorganization, and included a tax asset of €25 million corresponding to the 2007 carry back.

(c)	In 2009, corresponded to the losses of the French tax group not recognized due to short and medium term uncertainties at that time.
(d)

In 2011 and 2010, corresponds to the unrecognized deferred tax on losses for the period for various countries due to short and medium term uncertainties. In 2009, corresponded to the unrecognized deferred tax on losses for the period in Norwegian and Swiss subsidiaries regarding the marine restructuring plan.

(e)	CGGVeritas, as shareholder of Argas, is directly required to pay income tax for Argas in Saudi Arabia for its share in Argas.
(f)	Corresponds to the currency translation adjustment related to the translation in functional currency (U.S. dollar) of the local books of French and Norwegian entities.
(g)	In 2011, includes the income tax impact of 10% of the net gain realized on internal disposal of investments. In 2009, included the impact of the Services segment legal reorganization.

Net operating loss carried forward

In 2011, we recognized in France a €52.0 million deferred tax asset related to previous periods.

Net operating loss carried forward available and not recognized as deferred tax assets as of December 31, 2011, amounted to €100.8 million and are currently scheduled to expire as follows:

	France	Foreign countries
	(in millions of euros)
2012	—	0.7
2013 and thereafter	—	24.1
Available indefinitely	—	76.0

Total	—	100.8

The Group records valuation allowances on any deferred tax asset recognized on losses carried forward for entities that have a recent history of generating losses and low recovery perspectives or, for which there is a dispute with tax authorities.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Tax losses carried forward	110.5	75.3	15.8
Deferred tax assets related to timing differences	35.4	60.1	58.5

Total deferred tax assets	145.9	135.4	74.3

Deferred tax liabilities related to timing differences	85.5	116.7	120.7
Total deferred tax liabilities	85.5	116.7	120.7

Total deferred taxes, net	60.4	18.7	(46.4)

The reconciliation of net deferred tax is as follows:

	December 31,
	2011	2010	2009
	(in millions of euros)
Non-deductible provisions (including pensions and profit sharing)	41.4	42.2	51.1
Tangible assets	52.8	45.9	35.3
Effect of currency translation adjustment not recognized in income statement	(4.1)	(2.7)	3.3
Multi-client surveys (including deferred revenues)	(38.8)	(61.5)	(44.1)
Assets reassessed in purchase price allocation of acquisitions	(60.5)	(60.3)	(80.7)
Development costs capitalized	(8.9)	(8.3)	(12.7)
Other deferred revenues	(11.0)	(10.0)	(9.3)
Convertible bonds and other financial instruments	(24.7)	(0.2)	0.8
Other	3.7	(1.7)	(5.9)

Total deferred tax assets net of deferred tax (liabilities) related to timing differences	(50.1)	(56.6)	(62.2)
Tax losses carried forward	110.5	75.3	15.8
Total deferred tax assets net of deferred tax (liabilities)	60.4	18.7	(46.4)

As of December 31, 2011, deferred tax assets (liabilities) per tax group are as follows:

	France	Netherlands	Norway	US	Other	Total
Net deferred tax assets (liabilities) related to timing differences	(38.2)	39.5	1.8	(57.4)	4.2	(50.1)
Deferred tax assets on losses carried forward	90.7	—	6.4	—	13.4	110.5

Total deferred tax assets (liabilities)	52.5	39.5	8.2	(57.4)	17.6	60.4

The deferred taxes recognized on losses carried forward are recoverable without expiration date.

Tax audit and litigation

France

The tax audit of CGGVeritas SA by the French tax authorities covering the 2008 and 2009 fiscal years was completed, with no significant financial impact.

U.S.

The tax audit of Sercel US, Inc. for the fiscal years 2007 and 2008 has concluded with no material impact. A tax audit of Sercel US, Inc. for the year 2010 has started with no material effect expected.

The tax audit ongoing for CGGVeritas Services Holding (US) for the fiscal year 2007 has been extended to 2008 and 2009. The on-site verification was concluded and the Group is now waiting for an eventual reassessment notice. It is anticipated that no taxes will be due.

The Group is litigating the tax authorities’ position related to the tax audit of CGG Americas covering fiscal years 2006 and 2007 in front of Civil Courts and does not expect material consequences. A hearing is scheduled in the first half of 2012.

CGGVeritas Services Holding (US) has received a redetermination notice for its Texas State tax for the years 2007 and 2008 for U.S.$3.5 million. The Group will litigate the Texas Comptroller’s position in front of Civil Courts and does not expect material impacts.

Brazil

The City of Rio has claimed €46 million (103 million Brazilian reals) against Veritas do Brazil and €28 million (63 million Brazilian reals) to CGG do Brazil concerning tax on services (ISS) relative to the years 2001 to 2008, which we contested.

In August 2011, the Civil Court decided in favor of Veritas do Brazil. In November 2011, the Administrative Court cancelled the reassessment against CGG do Brazil. The City of Rio appealed of both decisions.

Middle-East

In Egypt, the new tax authorities have claimed U.S.$23 million tax on the revenues earned, without any deduction of costs incurred. The Group does not expect this claim to have any material impact on the Group’s statements.

In Libya, the tax authorities have claimed U.S.$6.4 million for which the assessment is still under discussion. A provision was booked. The Group is also in the process of receiving the 2009-2010 assessments.

In 2010, a tax audit in Libya covering years 2007-2008 resulted in an adjustment of €7.4 million.

India

CGGVeritas has litigation with Indian Tax administration regarding the application of the specific regime dedicated to activities in connection with exploration of mineral oil (subject to 4.2% withholding tax) for years 2006 to 2009. Indian Tax Administration has changed its interpretation, by asking for a 10.0% withholding tax as Fees for Technical Services although no new text has been issued. The whole industry being concerned, this issue will be handled by the Indian Supreme Court.

In January 2012, Delhi Income Tax Appelate Tribunal issued an unfavorable decision, based on assumptions which do not fit with the Company’s actual situation. The Group intends to challenge the ITAT order through a miscellaneous application and will appeal the same decision to the Nainital High Court. The Group does not expect this claim to have any material impact on the Group’s statements.

NOTE 25 — PERSONNEL

The analysis of personnel is as follows:

	Year ended December 31,
	2011	2010	2009
Personnel employed under French contracts performing Geophysical services	961	955	962
Personnel employed under French contracts in the Equipment segment	867	830	843
Personnel employed under local contracts	5,370	5,479	5,695

Total	7,198	7,264	7,500

Including field staff of:	1,476	1,531	1,758

The total cost of personnel employed was €679.9 million in 2011, €630.5 million in 2010, €605.8 million in 2009.

NOTE 26 — DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS’ REMUNERATION

Directors and Executive Committee members’ (including the Chairman of the Board of Directors for 2011, 2010 and 2009, the Chief Executive Officer since July 1, 2010 and a Chief Operating Officer for 2009) remuneration was:

	Year ended December 31,
	2011	2010	2009
	(in euros)
Short-term employee benefit paid(a)	7,377,611	3,759,463	4,437,927
Directors’ fees	730,000	640,000	640,000
Long-term employee benefit — pension(b)	56,564	103,341	135,124
Long-term employee benefit — supplemental pension(c)	1,185,924	1,478,569	1,270,460
Share-based payments(d)	4,869,510	6,879,573	5,708,145

(a)	Excludes tax on salary.
(b)	Cost of services rendered and interest cost.
(c)	Cost of services rendered and interest cost and amortization of past service cost on the supplemental pension implemented by the end of 2004.
(d)	Expense in the income statement related to the stock options and performance shares plans.

NOTE 27 — RELATED PARTY TRANSACTIONS

The Group enters into contracts with related parties concluded at arm’s length.

	2011	2010	2009
	(in millions of euros)
Sales of geophysical equipment to Argas	3.0	47.1	27.7
Equipment rentals and services rendered to Argas	10.8	8.3	46.3
Charter revenues received from LDA for the Alizé	9.8	10.8	10.0
Sales of geophysical equipment to Xian Sercel Petroleum Exploration Instrument Co. Ltd.(1)	—	7.3	5.9
Charter revenues received from Veri-Illuq Geophysical Ltd.	—	—	16.7
Equipment rentals and services rendered for PT Elnusa-CGGVeritas Seismic	12.3	—	—

Income	35.9	73.5	106.6

Charter expenses and ship management from Norfield AS(1)	—	31.6	22.8
Equipment purchase and rentals from Argas	6.2	17.0	14.9
Charter expenses for Alizé paid to LDA	11.0	11.4	10.3
Charter expenses from Eidesvik Seismic Vessels AS	12.3	8.1	—
Charter expenses from Oceanic Seismic Vessels AS	3.2	—	—
Ship management expenses from CGGVeritas Eidesvik Ship Management AS	6.4	—	—
Costs of services rended by PT Elnusa-CGGVeritas Seismic	9.6	—	—
Purchases of geophysical equipment from Tronic’s	6.3	4.3	5.7
Cost of services rendered by Gardline CGGV Pte Ltd	1.0	1.6	—
Expenses	56.0	74.0	53.7

Trade receivables from Argas	3.1	21.0	6.8
Trade receivables from Norfield AS(1)	—	7.6	8.0
Trade receivables from Gardline CGGV Pte Ltd.	—	0.8	—
Trade receivables from PT Elnusa-CGGVeritas Seismic.	11.4	—	—
Trade receivables from Veri-Illuq Geophysical Ltd.	—	—	1.4
Trade receivables from Spectrum ASA	2.2	—	—
Trade receivables from LDA	5.5	—	—
Trade accounts and notes receivable	22.2	29.4	16.2

Loan to Eidesvik Seismic Vessel AS	—	5.3	4.2

Financial assets	—	5.3	4.2

	2011	2010	2009
	(in millions of euros)
Accounts payable to Argas	2.3	4.8	2.5
Accounts payable to LDA	3.0	1.9	0.3
Accounts payable to Gardline CGGV Pte Ltd.	1.0	1.6	—
Accounts payable to Eidesvik Seismic Vessels AS	1.3	1.0	—
Accounts payable to Oceanic Seismic Vessels AS	2.2	—	—
Accounts payable to Spectrum ASA	2.6	—	—
Accounts payable to PT Elnusa-CGGVeritas Seismic	10.0	—	—
Trade accounts and notes payables	22.4	9.3	2.8

Finance lease debt to Norfield AS(1)	—	29.9	37.4
Finance lease debt to Eidesvik Seismic Vessel AS	9.6	9.4	—
Finance lease debt to Oceanic Seismic Vessels AS	7.9	—	—

Financial liabilities	17.5	39.3	37.4

Future leases commitments to Oceanic Seismic Vessels AS	115.4	157.0	—
Future leases commitments to Eidesvik Seismic Vessels AS	133.3	120.8	371.9
Future leases commitments to Norfield AS(1)	—	126.1	131.1
Future ship management costs to LDA — net	6.3	8.8	10.7
Future ship management costs to CGGVeritas Eidesvik Ship Management AS	199.6	—	—

Contractual Obligations	454.6	412.7	513.7

(1)	Cybernetix was accounted for under the equity method until November 2011, Norfield AS until January 2011 and Xian Sercel Petroleum Exploration Instrument Co. Ltd until November 2010 (see note 2).

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar owner of the seismic vessel “Alizé”. Geomar provides vessel charter services to LDA.

Argas, Eidesvik Seismic Vessel AS, Oceanic Seismic Vessel AS, Gardline CGGV Pte Ltd, Spectrum ASA, CGGVeritas Eidesvik Ship Management AS, Veri-Illuq Geophysical Ltd. and PT Elnusa-CGGVeritas Seismic are companies accounted for under the equity method. Tronic’s is 16% owned by the Group.

No credit facility or loan was granted to the Company by shareholders during the last three years.

Key management personnel includes the Chief Executive Officer, the executive committee members and executive officers (“mandataires sociaux”).

Contractual indemnity in case of termination of Executive Officer functions

The benefits granted to Mr. Malcor in case of termination of his functions as Executive Officer were approved by the Board of Directors meeting held on February 24, 2011 and ratified by the General Meeting of May 4, 2011, pursuant to article L.225-42-1 of the French Commercial Code. Mr. Malcor does not benefit from any contractual termination indemnity, except in case of a forced departure relating to a change of control or a change of strategy.

NOTE 28 — SUPPLEMENTARY CASH FLOW INFORMATION

Multi-client surveys depreciation and amortization include €70.4 million impairment in 2010 and €63.8 million in 2009 (see note 10).

Depreciation and amortization included €217.6 impairment of goodwill in 2009.

Acquisitions in 2011 include €3.6 million convertible bond in Spectrum ASA, €3.4 million convertible bond in Oceanic Seismic Vessel AS and €0.6 million investment in Petrodata Consulting LLC. Acquisitions in 2010 included €1.2 million investment in Gardline CGGV Pte. Ltd less €0.7 million Xian Sercel Petroleum Exploration Instruments Co. Ltd acquired cash. Acquisitions in 2009 included 30.1% of Wavefield shares subject to the mandatory offer at December 31, 2008 for €62.1 million, our 49% share in Eidesvik Seismic Vessel AS for €17.1 million and additional 37% shares of Multifield Geophysics AS acquired for €2.9 million.

In 2011, proceeds from disposal of tangible and intangible assets mainly correspond to the disposal of our 2D marine multi-client library paid in cash by Spectrum ASA.

Proceeds from disposal of financial assets correspond mainly to the disposal of 33% of our investment in Cybernetix in 2011. In 2010 they correspond to the sale of 12% of our investment in Cybernetix and to the disposal of our shares in Offshore Hydrocarbon Mapping.

The financial expenses paid for 2011, 2010 and 2009 included mainly fees and interest related to the Term Loan B senior facility, and the senior notes (see note 13).

The impact of changes in exchange rate on financial items corresponds notably to the elimination of the unrealized exchange gains (losses) resulting from the gross financial debt in U.S. dollars located in those subsidiaries whose functional currency is euro.

Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consisted of the following:

	Year ended December 31,
	2011	2010	2009
	(in millions of euros)
Equipment acquired under finance leases	20.7	87.6	22.2

The cash and cash equivalents are composed as follows:

	Year ended December 31,
	2011	2010	2009
	(in millions of euros)
Cash	333.8	273.9	382.5
Cash equivalents	76.9	62.0	97.8

Total cash and cash equivalents	410.7	335.9	480.3

Cash and cash equivalents include trapped cash amounting to €51.2 million. Trapped cash means any cash and cash equivalents held by a subsidiary that operates in a country where exchange controls or other legal restrictions apply when the balances are not available for general use by the group (cash in subsidiaries not available at Group level).

NOTE 29 — EARNINGS PER SHARE

The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Year
	2011	2010	2009
	(in millions of euros, excepted per share data)
Net income attributable to shareholders(a)	(19.0)	(54.6)	(264.3)
Less financial expenses on convertible bond, net of tax	13.5	—	—
Adjusted net income attributable to shareholders for diluted earning per shares(b)	(5.5)	(54.6)	(264.3)
Effect of dilution
Ordinary shares outstanding at the beginning of the year(c)	151,506,109	151,146,594	150,617,709
Weighted average number of ordinary shares outstanding during the year(d)	265,831	195,935	246,767

Weighted average number of ordinary shares outstanding((e) =(c) +(d))	151,771,940	151,342,529	150,864,476

Dilutive potential shares from 2002 stock options	—	—	(2)
Dilutive potential shares from 2003 stock options	—	(2)	(2)
Dilutive potential shares from 2006 stock options	(1)	(1)	(1)
Dilutive potential shares from 2007 stock options	(1)	(1)	(1)
Dilutive potential shares from 2008 stock options	(1)	(1)	(1)
Dilutive potential shares from 2009 stock options	(2)	(2)	(1)
Dilutive potential shares from 2010 stock options	(2)	(2)	—
Dilutive potential shares from 2011 stock options	(1)	(2)	—
Total dilutive potential shares from stock options	—	—	—

Dilutive potential shares from 2009 performance shares allocation	(2)	(2)	(2)
Dilutive potential shares from 2010 performance shares allocation	(2)	(2)	—
Dilutive potential shares from 2011 performance shares allocation	(2)	(2)	—
Total dilutive potential shares from performance shares allocation	—	—	—

Dilutive potential shares from Convertible bonds	(2)	—	—

Dilutive weighted average number of shares outstanding adjusted when dilutive(ff)	151,771,940	151,342,529	150,864,476
Earnings per share
Basic(a)/(e)	(0.13)	(0.36)	(1.75)

Diluted(b)/(f)	(0.13)	(0.36)	(1.75)

(1)	Exercise price of these stock options was higher than the average market price of the underlying shares.
(2)

As our net fiscal year result is a loss, stock-options, performance shares plans and convertible bonds have a relutive effect (increase of our earning per share); as a consequence, potential shares linked to those instruments are not taken into account in the dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

NOTE 30 — SUBSEQUENT EVENTS

ION litigation

On February 17, 2012, the United States Federal Circuit Court of Appeals affirmed the judgment of the United States District Court for the Eastern District of Texas dated February 16, 2011 with regards to the lawsuit between Sercel and Ion Geophysical (« ION ») on the US patent N°5 852 242. A provision amounting to €9.2 million (U.S.$12.8 million) was recorded in the consolidated financial statements as of December 31, 2011 to cover the U.S.$10.7 million amount plus pre- and post-judgment interest to be paid to ION. The parties will return to trial court to determine the amount of additional damages related to Sercel SeaRays systems manufactured in Houston.

Acquisition of GRC

On January 17, 2012, Sercel acquired the assets of Geophysical Research Company, LLC (“GRC”). Headquartered in Tulsa, Oklahoma (USA), and established in 1925 by Amerada Petroleum Corporation, GRC is a leading provider of downhole sensors and gauges for the oil and gas industry. The purchase price amounts to U.S.$67 million, including an earn-out of U.S.$17 million.

Indian tax litigation

In January 2012, Delhi Income Tax Appelate Tribunal issued an unfavorable decision, based on assumptions which do not fit with the Company’s actual situation. The Group intends to challenge the ITAT order through a miscellaneous application and will appeal the same decision to the Nainital High Court. The Group does not expect this claim to have any material impact on the Group’s statements

NOTE 31 — LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AS OF DECEMBER 31, 2011

Subsidiaries are fully consolidated from the date of their acquisition, being the date on which the Group obtains the control.

Certain dormant or small subsidiaries of the Group have not been included in the list below.

Percentage of interest generally corresponds to percentage of control in the company.

Siren Number(a)	Consolidated companies	Head Office	% of interest
	CGGVeritas Services Holding B.V.	Amsterdam, The Netherlands	100.0
	CGGVeritas Marine B.V.	Amsterdam, The Netherlands	100.0
	CGGVeritas Services Holding (Latin America) B.V.	Amsterdam, The Netherlands	100.0
403 256 944	CGGVeritas Services SA	Massy, France	100.0
410 072 110	CGG Explo SARL	Massy, France	100.0
413 926 320	Geomar SAS(1)	Paris, France	49.0
	CGGVeritas International SA	Geneva, Switzerland	100.0
	Wavefield Inseis AS	Oslo, Norway	100.0
	CGG Marine Resources Norge AS	Oslo, Norway	100.0
	Multifield Geophysics AS	Bergen, Norway	100.0
	CGGVeritas Services (Norway) AS	Bergen, Norway	100.0
	Exploration Vessel Resources AS	Bergen, Norway	100.0
	Exploration Investment Resources II AS	Bergen, Norway	100.0
	Exploration Vessel Resources II AS	Bergen, Norway	100.0
	CGGVeritas Services (UK) Ltd.	Crawley, United Kingdom	100.0
	Veritas DGC Limited	Crawley, United Kingdom	100.0
	Veritas Geophysical Limited	Crawley, United Kingdom	100.0
	Geoexplo	Almaty, Kazakhstan	100.0
	Veritas Caspian LLP(1)	Almaty, Kazakhstan	50.0
	CGG do Brasil Participaçoes Ltda	Rio do Janeiro, Brazil	100.0
	Veritas do Brasil Ltda.	Rio do Janeiro, Brazil	100.0
	CGGVeritas Services de Mexico SA de CV	Mexico City, Mexico	100.0

Siren Number(a)	Consolidated companies	Head Office	% of interest
	Exgeo CA	Caracas, Venezuela	100.0
	CGGVeritas Services Holding (U.S.) Inc	Delaware, United States	100.0
	CGGVeritas Services (U.S.) Inc.	Delaware, United States	100.0
	CGGVeritas Land (U.S.) Inc.	Delaware, United States	100.0
	Alitheia Resources Inc.	Delaware, United States	100.0
	Veritas Investments Inc.	Delaware, United States	100.0
	Viking Maritime Inc.	Delaware, United States	100.0
	CGG Canada Services Ltd.	Calgary, Canada	100.0
	CGGVeritas Services (Canada) Inc.	Alberta, Canada	100.0
	Veritas Geophysical (Canada) Corporation	Nova Scotia, Canada	100.0
	Hampson Russel Ltd.	Alberta, Canada	100.0
	Veritas MacKenzie Delta Ltd.	Alberta, Canada	100.0
	CGGVeritas Services (Canada) Partnership	Nova Scotia, Canada	100.0
	Veritas Geophysical III	Cayman Islands	100.0
	Veritas Geophysical IV	Cayman Islands	100.0
	CGGVeritas Services (Australia) Pty. Ltd.	Perth, Australia	100.0
	CGGVeritas Services (Singapore) Pte. Ltd.	Singapore	100.0
	CGGVeritas Services (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	100.0
	PT CGG Indonesia(1)	Djakarta, Indonesia	95,0
	PT CGGVeritas Services Indonesia(1)	Djakarta, Indonesia	95,0
	CGGVeritas Services India Private Ltd.	New Delhi, India	100.0
	CGGVeritas Technology Services (Beijing) Co. Ltd.	Beijing, China	100.0
	Ardiseis FZCO	Dubai, United Arab Emirates	51,0
	CGGVeritas Services(B) Sdn. Bhd.	Brunei	100.0
	Veritas Geophysical (Nigeria) Limited	Lagos, Nigeria	100.0
	CGG (Nigeria) Ltd.	Lagos, Nigeria	100.0
866 800 154	Sercel Holding SA	Carquefou, France	100.0
378 040 497	Sercel SA	Carquefou, France	100.0
	Sercel England Ltd.	Somercotes, United Kingdom	100.0
	Quest Geo Solutions Limited	Hampshire, United Kingdom	100.0
	Optoplan AS	Trondheim, Norway	100.0
	Seismic Support Services	Moscow, Russia	100.0
	CGG Vostok	Moscow, Russia	100.0
	Petrodata Consulting LLC	Moscow, Russia	100.0
	Sercel Inc.	Tulsa, United States	100.0
	Sercel Canada Ltd.	Calgary, Canada	100.0
	Sercel Australia	Sydney, Australia	100.0
	Hebei Sercel JunFeng Geophysical Prospecting Equipment Co. Ltd.(1)	Hebei, China	51.0
	Xian Sercel Petroleum Exploration Instrument Co. Ltd.(1)	Xian, China	51.0
	Sercel Beijing Technology	Beijing, China	100.0
	Sercel Singapore Pte Ltd.	Singapore	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.
(1)	% of control for these subsidiaries amount to 100%.

NOTE 32 — CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES

At December 31, 2011 the obligations to pay our outstanding Senior Notes are guaranteed by certain subsidiaries: CGG Canada Services Ltd, CGG Marine Resources Norge AS, CGGVeritas Services Holding (U.S.) Inc., Alitheia Resources Inc., CGGVeritas Land (U.S.) Inc., CGGVeritas Services (U.S.) Inc., Veritas Geophysical (Mexico) LLC, Veritas Investments Inc., Viking Maritime Inc., CGGVeritas Marine BV, CGGVeritas Services Holding BV as the “Services guarantors”, and Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd as the “Equipment guarantors”.

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2011 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGGVeritas on a consolidated basis.

	CGG Veritas	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of euros)
Goodwill	—	1,913.9	54.5	109.2	—	2,077.6
Intangible assets (including multi client surveys)	19.1	376.1	2.4	355.5	(84.5)	668.6
Property, plant and equipment	86.4	456.3	37.8	488.0	(154.6)	913.9
Investment in affiliates	3,556.7	1,137.3	4.1	181.1	(4,879.2)	—
Other non-current assets	920.9	106.4	3.3	78.3	(843.7)	265.2
Current assets	382.9	507.3	138.3	2,093.7	(1,491.6)	1,630.6

Total assets	4,966.0	4,497.3	240.4	3,305.8	(7,453.6)	5,555.9

Financial debt (including bank overdrafts, current and non-current portion)	1,406.6	845.8	0.6	190.2	(942.2)	1,501.0
Other non-current liabilities (excluding financial debt)	19.9	73.1	13.9	121.5	(21.9)	206.5
Current liabilities (excluding current portion of debt)	533.1	426.5	40.6	1,252.8	(1,411.0)	842.0

Total liabilities (excluding equity)	1,959.6	1,345.4	55.1	1,564.5	(2,375.1)	2,549,5

Equity	3,006.4	3,151.9	185.3	1,741.3	(5,078.5)	3,006.4

Operating revenues	10.5	558.7	373.9	2,454.5	(1,129.9)	2,267,7
Depreciation and amortization	3.5	280.6	12.4	187.6	(35.9)	448.2
Operating income (loss)	(26.1)	89.6	107.3	418.8	(441.7)	147.9

Equity in income of affiliates	606.8	111.0	—	0.3	(496.1)	—

Net income (loss) group share	(9.2)	183.5	73.1	543.2	(799.8)	(9.2)

Cash flow from operating activities	735.5	375.7	78.0	(15.8)	(592.0)	581.4
Cash flow from investing activities	(358.3)	(312.6)	(5.0)	42.9	316.5	(402.3)
Cash flow from financing activities	(325.1)	(5.8)	(82.8)	33.9	264.5	(115.3)

Effect of exchange rates on cash					11.0	11.0

Cash at opening	211.3	11.9	16.2	96.5	—	335.9

Cash at closing	263.4	69.2	6.4	71.7	—	410.7

The following tables present condensed consolidated financial information in IFRS for the year ended December 31, 2010 and December 31, 2009.

	CGG Veritas	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of euros)
Goodwill	—	1,838.0	52.9	121.1	—	2,012.0
Intangible assets (including multi client surveys)	8.2	389.6	3.4	363.6	(43.4)	721.4
Property, plant and equipment	85.5	388.6	44.5	370.4	(107.3)	781.7
Investment in affiliates	2,936.0	1,016.7	4.1	201.3	(4,158.1)	—
Other non-current assets	940.1	263.3	3.3	104.6	(1,076.0)	235.3
Current assets	251.7	981.2	241.9	1,853.2	(1,754.0)	1,574.0

Total assets	4,221.5	4,877.4	350.1	3,014.2	(7,138.8)	5,324.4

Financial debt (including bank overdrafts, current and non-current portion)	1,024.9	1,468.7	0.8	146.4	(1,155.2)	1,485.6
Other non-current liabilities (excluding financial debt)	19.0	152.5	15.4	108.4	(56.3)	239.0
Current liabilities (excluding current portion of debt)	307.7	597.6	53.0	1,477.1	(1,705.5)	729.9

Total liabilities (excluding equity)	1,351.6	2,218.8	69.2	1,731.9	(2,917.0)	2,454.5

Equity	2,869.9	2,658.6	280.9	1,282.3	4,221.8	2,869.9

Operating revenues	9.6	594.2	389.2	2,309.9	(1,116.8)	2,186.1
Depreciation and amortization	2.0	331.1	11.4	198.1	(28.4)	514.2
Operating income (loss)	4.1	57.3	101.2	(50.4)	(45.0)	67.2

Equity in income of affiliates	(274.4)	8.6	—	69.0	196.8	—

Net income (loss) group share	(44.0)	713.0	74.8	(57.9)	(729.9)	(44.0)

Cash flow from operating activities	265.8	55.4	106.8	686.8	(664.8)	450.0
Cash flow from investing activities	(202.2)	(289.0)	(15.5)	(140.0)	228.1	(418.6)
Cash flow from financing activities	(144.1)	216.1	(87.3)	(597.2)	404.7	(207.8)

Effect of exchange rates on cash					32.0	32.0

Cash at opening	291.8	29.4	12.2	146.9	—	480.3

Cash at closing	211.3	11.9	16.2	96.5	—	335.9

	CGG Veritas	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of euros)
Goodwill	—	1,705.5	48.0	114.6	—	1,868.1
Intangible assets (including multi client surveys)	0.4	429.9	3.6	343.5	(48.5)	728.9
Property, plant and equipment	3.1	369.7	36.5	318.8	(50.4)	677.7
Investment in affiliates	2,644.0	662.1	0.4	197.5	(3,504.0)	—
Other non-current assets	559.2	23.9	—	153.3	(527.2)	209.2
Current assets	873.7	513.3	220.0	1,626.4	(1,796.1)	1,437.3

Total assets	4,080.4	3,704.4	308.5	2,754.1	(5,926.2)	4,921.2

Financial debt (including bank overdrafts, current and non-current portion)	915.5	912.6	1.0	174.6	(604.7)	1,399.0
Other non-current liabilities (excluding financial debt)	—	140.2	7.7	113.6	(4.3)	257,2
Current liabilities (excluding current portion of debt)	463.4	758.9	40.4	1,037.8	(1,737.0)	563,5

Total liabilities (excluding equity)	1,378.9	1,811.7	49.1	1,326.0	(2,346.0)	2,219.7

Equity	2,701.5	1,892.7	259.4	1,428.1	(3,580.2)	2,701.5

Operating revenues	11.7	376.7	232.2	2,263.3	(650.7)	2,233.2
Depreciation and amortization	1.2	326.9	8.6	496.6	(21.0)	812.3
Operating income (loss)	9.9	68.2	33.9	81.5	(354.1)	(160.6)

Equity in income of affiliates	(268.8)	(153.1)	—	28.0	393.9	—

Net income (loss) group share	(258.9)	(13.2)	26.9	121.1	(134.8)	(258.9)

Cash flow from operating activities	1.8	516.3	32.1	102.9	(36.3)	616.8
Cash flow from investing activities	(189.3)	(431.1)	(11.9)	(2.3)	154.9	(479.7)
Cash flow from financing activities	246.6	(120.2)	(24.3)	(157.2)	(111.9)	(167.0)

Effect of exchange rates on cash	—	—	—	—	(6.7)	(6.7)

Cash at opening	232.7	64.4	16.3	203.5	—	516.9

Cash at closing	291.8	29.4	12.2	146.9	—	480.3