Form 20-F
period 2012-12-31
CGG VERITAS
filed 2013-04-25
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

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

176,392,225 Ordinary Shares, nominal value €0.40 per share

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

Unless the context otherwise requires, “CGG”, “CGGVeritas” refers to Compagnie Générale de Géophysique-Veritas, and “we”, “us”, “our” and “Group” refers to Compagnie Générale de Géophysique-Veritas and its subsidiaries.

References to “senior notes” are to our 9 1/2% Senior Notes due 2016, 7 3/4% Senior Notes due 2017 and 6 1/2% Senior Notes due 2021. References to the “U.S. revolving facility” are to the U.S.$140 million revolving credit facility under our senior secured credit agreement dated January 12, 2007, as amended and restated on December 15, 2011. References to the “French revolving facility” are to the U.S.$200 million revolving credit facility under our senior secured French-law revolving credit agreement dated February 7, 2007, as amended.

References to the “Acquisition” or the “Geoscience Acquisition” are to our acquisition of most of the Geoscience Division of Fugor N.V. (Fugro-Geoteam, Fugro Seismic Imaging, Fugro Geophysical and Geological Services and De Regt Marine Cables, as well as all related entities and assets, but excluding Fugro’s multi-client library and OBN activity). References to the “Seabed JV” are to the joint venture between us and Fugro specializing in shallow water and ocean bottom systems.

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

As our shares are listed on the New York Stock Exchange (in the form of American Depositary Shares), and the offer and sale of certain of our bonds was registered with the SEC, we are required to file an annual report on Form 20-F with the SEC. Our annual report includes our annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were also prepared in accordance with IFRS as adopted by the European Union at December 31, 2012.

Unless otherwise indicated, statements in this annual report relating to market share, ranking and data are derived from management estimates based, in part, on independent industry publications, reports by market research firms or other published independent sources. Any discrepancies in any table between totals and the sums of the amounts listed in such table are due to rounding.

Effective January 1, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of our revenues, costs and cash flows, which are primarily generated in U.S. dollars, and hence, to better present the financial performance of the Group. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars in this annual report.

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

Selected Financial Data

The selected financial data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data for each of the years in the five-year period ended December 31, 2012 have been derived from our audited consolidated financial statements prepared in accordance with IFRS.

Effective January 1, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of our revenues, costs and cash-flows, which are primarily generated in U.S. dollars, and hence, to better present the financial performance of the Group. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars in the document.

	At December 31,
	2012	2011 (restated)	2010 (restated)	2009 (restated)	2008 (restated)
	(In millions of U.S.$ except per share data and ratios)
Statement of operations data:
Operating revenues	3,410.5	3,180.9	2,904.3	3 109.1	3,849.8
Other revenues from ordinary activities	3.6	3.3	4.3	10.4	2.4
Cost of operations	(2,685.4)	(2,649.4)	(2,321.8)	(2,382.0)	(2,548.2)
Gross profit	728.7	534.8	586.8	737.5	1,304.0
Research and development expenses, net	(92.8)	(77.0)	(75.7)	(86.5)	(64.8)
Marketing and selling expenses	(96.0)	(83.1)	(81.9)	(84.6)	(87.9)
General and administrative expenses	(184.1)	(203.5)	(223.8)	(254.2)	(291.0)
Other revenues (expenses)	(26.7)	34.3	(118.0)	(236.5)	(53.7)
Impairment of goodwill	—	—	—	(300.0)	(7.1)
Operating income	329.1	205.5	87.4	(224.3)	799.5
Cost of financial debt, net	(156.7)	(174.5)	(140.1)	(146.4)	(123.9)
Other financial income (loss)	(19.7)	0.8	11.2	(15.6)	(17.0)
Income taxes	(98.7)	(62.5)	(17.9)	13.6	(160.3)
Equity in income of affiliates	37.4	16.4	(1.0)	11.6	4.4
Net income (loss)	91.4	(14.3)	(60.4)	(361.1)	502.7
Attributable to non-controlling interests	17.2	13.9	14.1	7.6	10.5
Attributable to owners of CGGVeritas SA	74.2	(28.2)	(74.5)	(368.7)	492.2
Net income (loss) per share:
Basic(1)	0.46	(0.18)	(0.47)	(2.34)	3.42
Diluted(2)	0.45	(0.18)	(0.47)	(2.34)	3.39

	At December 31,
	2012		2011 (restated)		2010 (restated)		2009 (restated)		2008 (restated)
	(In millions of U.S.$ except per share data and ratios)
Balance sheet data:
Cash and cash equivalents	1,520.2		531.4		448.8		691.9		719.4
Working capital(3)	783.5		488.7		677.8		566.8		636.8
Property, plant & equipment, net	1,159.5		1,183.2		1,045.6		976.2		1,145.6
Multi-client surveys	604.2		527.3		602.9		675.7		745.4
Goodwill	2,415.5		2,688.2		2,688.5		2,691.2		2,860.1
Total assets	8,332.8		7,191.5		7,116.2		7,090.1		7,842.8
Gross financial debt(4)	2,305.2		1,942.1		1,985.1		2,015.4		2,151.5
Equity attributable to owners of CGGVeritas SA	4,493.2		3,805.3		3,758.0		3,833.5		4,121.0
Other financial historical data and other ratios:
EBITDAS(5)	1,004.7		824.4		758.7		882.8		1,506.2
Capital expenditures (property, plant & equipment)(6)	368.8		365.6		279.6		236.8		229.9
Capital expenditures for multi-client surveys, net cash	363.8		203.2		259.6		281.0		448.3
Net financial debt(7)	785.0		1,410.7		1,536.3		1,323.5		1,432.1
Gross financial debt(4)/EBITDAS(5)	2.3	x	2.4	x	2.6	x	2.3	x	1.4	x
Net financial debt(7)/EBITDAS(5)	0.8	x	1.7	x	2.0	x	1.5	x	1.0	x
EBITDAS(5)/Cost of financial debt, net	6.4	x	4.7	x	5.4	x	6.0	x	12.2	x

(1)

Basic per share amounts have been calculated on the basis of 162,077,608, 158,571,323, 158,122,674, 157,623,205 and 145,243,268 weighted average outstanding shares in 2012, 2011, 2010, 2009 and 2008 respectively.

(2)

Diluted per share amounts have been calculated on the basis of 163,409,442, 158,571,323, 158,122,674, 157,623,205 and 144,663,836 weighted average outstanding shares in 2012, 2011, 2010, 2009 and 2008 respectively.

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
(5)

“EBITDAS” is defined as earnings before interest, tax, depreciation, amortization net of amortization costs capitalized to multi-client surveys and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and similar measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities as a measure of liquidity or an alternative to net income as an indicator of our operating performance or any other measures of performance derived in accordance with IFRS. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — EBITDAS” for a reconciliation of EBITDAS to net cash provided by operating activities.

(6)	“Capital expenditures” is defined as purchases of property, plant and equipment plus variation of suppliers of fixed assets.
(7)

“Net financial debt” is defined as gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financial Debt” for a reconciliation of net financial debt to certain financing items on our balance sheet.

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

The data provided in the following table is expressed in U.S. dollars per euro and is based on daily noon buying rates published by the Federal Reserve Bank of New York for the euro. On April 5, 2013, the most recent practicable day prior to the date of this annual report, the exchange rate as published by the Federal Reserve Bank of New York was €1.00 = U.S.$ 1.3027.

	Period-End Rate(1)	Average Rate(2)	High	Low
Recent Monthly Data
April 2013 (through April 5, 2013)	1.3027	1.2884	1.3027	1.2836
March 2013	1.2816	1.2953	1.3098	1.2782
February 2013	1.3079	1.3347	1.3692	1.3054
January 2013	1.3584	1.3304	1.3584	1.3047
December 2012	1.3186	1.3119	1.3260	1.2930
November 2012	1.3010	1.2837	1.3010	1.2715
October 2012	1.2958	1.2974	1.3133	1.2876
Annual Data (Year Ended December 31,)
2012	1.3186	1.2859	1.3463	1.2062
2011	1.2973	1.3939	1.4875	1.2926
2010	1.3269	1.3261	1.4536	1.1959
2009	1.4332	1.3935	1.5100	1.2547
2008	1.3919	1.4695	1.6010	1.2446
2007	1.4603	1.3705	1.4862	1.2904

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.
(2)

The average rate for each monthly period was calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rate for each annual period was calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York.

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

Furthermore, our cash balances are maintained in accounts held at major banks and financial institutions located primarily in Europe and North America. Deposits are in amounts that exceed available insurance. Although none of the financial institutions in which we hold our cash and investments have gone into bankruptcy, been forced into receivership, or have been seized by their governments, there is a risk that this may occur in the future. If this were to occur, we would be at risk of not being able to access our cash which may result in a temporary liquidity crisis that could impede our ability to fund operations.

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

•

Availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, that limit the importation of qualified crew members or specialized equipment in areas where local resources are insufficient.

We are exposed to these risks in all of our international operations to some degree, particularly in emerging markets where the political and legal environment is less stable. We are subject to the risk of material adverse developments with respect to our international operations and any insurance coverage we have may not be adequate to compensate us for any losses arising from such risks.

Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. In addition, non-U.S. persons employed by our separately incorporated non-U.S. entities may conduct business in some foreign jurisdictions that are subject to U.S. trade embargoes and sanctions by the U.S. Office of Foreign Assets Control, including countries which have been designated by the U.S. government as state sponsors of terrorism. We have typically generated revenue in some of these countries through the performance of marine surveys, the provision of data processing and reservoir consulting services and the sale of software licenses and software maintenance. We have current and ongoing relationships with customers in these countries. We have procedures in place to conduct these operations in compliance with applicable U.S. laws. However, failure to comply with U.S. laws on equipment and services exports could result in material fines and penalties, damage to our reputation and negatively affect the market price of our securities. We have provided information during 2011 and 2012 to the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) concerning shipments to our vessels operating in or near Cuba that may not have complied fully with our internal policies and possibly violated applicable export controls and sanctions laws See “Item 4: Information on the Company — Legal Proceedings — Requests for information made by the U.S. Department of Commerce’s Bureau of Industry and Security”. In addition, our presence in these countries could reduce demand for our securities among certain investors.

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

In the past we have grown by acquisitions, some of which, such as the merger with Veritas in 2007, the acquisition of Wavefield in 2008 or the acquisition of Fugro’s Geoscience Division in 2013, were quite significant. Such transactions, whether completed, pending or likely to be completed in the future, present various financial and management-related risks that can be material, such as integration of the acquired businesses in a cost-effective manner; implementation of a combined business strategy; diversion of management’s attention; outstanding or unforeseen legal, regulatory, contractual, labor or other issues arising from the acquisitions; additional capital expenditure requirements; retention of customers; combination of different company and management cultures; operations in new geographic markets; the need for more extensive management coordination; and retention, hiring and training of key personnel. Should any of these risks associated with acquisitions materialize, they could have a material adverse effect on our business, financial condition and results of operations.

We have transferred our Seabed business to a joint venture company that is controlled by a third party.

In connection with the Geoscience Acquisition, we have transferred our shallow water, ocean bottom cable and ocean bottom node activities to a company in which Fugro holds a 60% majority interest and we hold a minority interest. As a result, we no longer have full control over the management and operations of these activities. While we have certain customary rights with respect to certain key decisions relating to the joint venture’s activities, this is not the same as the right to determine the strategy and policies of this business. In addition, our shares in the joint venture company is subject to restrictions on transfer, as well as to Fugro’s right to require us to sell our shares in certain circumstances. See “The Transaction — The Seabed JV” for further information on the terms of the JV Agreement.

We may need to write down goodwill from our balance sheet.

We have been involved in a number of business combinations in the past, leading to the recognition of large amounts of goodwill on our balance sheet. Goodwill on our balance sheet totaled U.S.$ 2,415.5 million as of December 31, 2012. Goodwill is allocated to cash generating units (“CGUs”) as described in note 11 to our consolidated financial statements for the year ended December 31, 2012. The recoverable amount of a CGU is estimated at each balance sheet date and is generally determined on the basis of a group-wide estimate of future cash flows expected from the CGU in question. The estimate takes into account, in particular, the removal from service of certain assets used in our business (such as decommissioning or coldstacking vessels) or any significant underperformance in cash generation relative to previously-expected results, which may arise, for example, from the underperformance of certain assets, a deterioration in industry conditions or a decline in the economic environment. At each balance sheet date, if we expect that a CGU’s recoverable amount will fall below the amount of goodwill recorded on the balance sheet, we may write down that goodwill in part or in whole. Such a write-down would not in itself have an impact on cash flow, but could have a substantial negative impact on our operating income and net income, and as a result, on our shareholders’ equity and net debt/equity ratio.

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

•

Technological or regulatory changes or other developments could also materially adversely affect the value of the data. For example, regulatory changes such as limitations on drilling could affect the ability of our customers to develop exploration programs, either generally or in a specific location where we have acquired seismic data, and technological changes could make existing data obsolete.

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

We derive a substantial portion of our revenues from international sales, subjecting us to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are mainly denominated in U.S. dollars and euros, and to a significantly lesser extent, in Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner and British pounds. Historically, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services. Our expenses are not linked to the U.S. dollar in the same way, leaving us exposed to currency fluctuations.

Fluctuations in the exchange rate of the U.S. dollar against such other currencies, particularly the euro, have had in the past and will have in the future a significant effect upon our results of operations, which are now reported in U.S. dollars. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, the depreciation of the U.S. dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of December 31, 2012, we estimate our annual fixed expenses in euros to be approximately €400 million and as a result, an unfavorable variation of U.S.$0.10 in the average yearly exchange rate between the U.S. dollar and the euro would reduce our operating income and our shareholders’ equity by approximately U.S.$40 million.

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

Our marine acquisition business, with a fleet of 16 seismic vessels incurs significant fuel costs, which were approximately U.S.$198 million in 2012. Fuel costs can vary depending on the supply location, local regulations and the price of crude oil at a given time. Only a portion of this variation can be contractually charged to or negotiated with the client. We therefore estimate that an increase by 20% of the average annual price of crude oil could increase our fuel costs and have a negative effect of approximately U.S.$25 million on our operating income.

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

Our ability to maintain or increase prices for our products and services depends in part on our ability to differentiate the value delivered by our products and services from those delivered by our competitors. Our proprietary technology plays an important role in this differentiation. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. Patents last up to 20 years, depending on the date of filing and the protection accorded by each country. In addition, we enter into confidentiality and license agreements with our employees, customers and potential customers which limit access to and distribution of our technology. However, actions that we take to protect our proprietary rights may not be adequate to deter the misappropriation or independent third-party development of our technology. In addition, we may have lawsuits filed against us claiming that certain of our products, services, and technologies infringe the intellectual property rights of others. Although we do not have any current litigation involving our intellectual property rights or the intellectual rights of others which may have an impact on us, such litigation may take place in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States, which may limit our ability to pursue third parties that misappropriate our proprietary technology.

The nature of our business subjects us to significant ongoing operating risks for which we may not have adequate insurance or for which we may not be able to procure adequate insurance on reasonable terms, if at all.

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

Our failure to attract and retain qualified employees may adversely affect our future business and operations.

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

We have experienced losses in the past. In 2009, 2010 and 2011, we recorded a net loss attributable to shareholders of U.S.$361.1 million, U.S.$60.4 million and U.S.$14.3 million, respectively. However, in 2008 and 2012, our net profit attributable to shareholders amounted to U.S.$502.7 million and U.S.$91.4 million, respectively. There is therefore no assurance as to our profitability for the future.

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

•

Worldwide political, military and economic conditions, including political developments in the Middle East and North Africa, economic growth levels, the availability of financing and the ability of OPEC to set and maintain production levels and prices for oil;

•	Laws or regulations restricting the use of fossil fuels or taxing such fuels and governmental policies regarding atmospheric emissions and use of alternative energy;

•	Levels of oil and gas production;

•	The rate of decline of existing and new oil and gas reserves and market supply delays;

•	Oil and gas inventory levels;

•	The price and availability of alternative fuels;

•	Policies of governments regarding the exploration for and production and development of oil and gas reserves in their territories; and

•

Global weather conditions, with warmer temperatures decreasing demand for products such as heating oil and extreme weather events potentially disrupting oil and gas exploration or production operations over a wide area.

Increases in oil and natural gas prices may not increase demand for our services or otherwise have a positive effect on our financial condition or results of operations. Forecasted trends in oil and gas exploration and development activities may not continue and demand for our products may not reflect the level of activity in the industry. In particular, with respect to the marine acquisition market, prices remain very dependent upon the balance between supply and demand. They can thus fluctuate slightly or negatively, even if demand increases if, at the same time, the available production capacity in the market increases to a greater degree (which was the case during 2010-2011).

Our backlog includes contracts that can be unilaterally terminated at the client’s option.

In accordance with industry practice, contracts for the provision of seismic services typically can be terminated at the sole discretion of the client without payment of significant cancellation costs to the service provider. As a result, even if contracts are recorded in backlog, there can be no assurance that such contracts will be wholly executed by us and generate actual revenue, or even that the total costs already borne by us in connection with the contract would be covered in full pursuant to any cancellation clause.

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

We have taken significant measures to adapt our fleet to changes in the seismic market, and we may take adjustment measures depending on the seismic market in the future, that could impose exceptional charges.

In order to adjust to reduced demand in the seismic market and to reposition our fleet toward the high-end of that market (more than 10 streamers), we decided in 2009 to reduce our fleet capacity to 19 vessels by decommissioning nine medium-capacity 2D and 3D vessels. This decommissioning program was fully completed as of September 30, 2010. In 2010, we began implementing a propulsion and streamer upgrade plan in respect of four vessels (Viking Vanquish, Oceanic Phoenix (formerly named Geowave Master), Oceanic Endeavour (formerly named Geowave Endeavor) and Oceanic Champion). All of these upgrades have been completed.

Following the Geoscience Acquisition, we intend to keep only the four class-C vessels in line with our objective to reposition our 3D fleet towards the high-end segments. Adaptation measures should be implemented in 2013 for the Geo Barents and the Geo Atlantic vessels.

For the future, conditions in the seismic market could lead us to further adjust, if necessary, our marine acquisition capacity, which could trigger additional exceptional charges.

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

We may be affected by new environmental laws or regulations intended to limit or reduce emissions of gases, such as carbon dioxide and methane, which may be contributing to climate change, and these laws or regulations may affect our operations or, more generally, the production and demand for fossil fuels such as oil and gas. The European Union has already established greenhouse gas regulations, and many other countries, including the United States, may do so in the future. This could impose additional direct or indirect costs on us as our suppliers incur additional compliance costs that get passed on to us or as our customers’ reduce their demand for our products or services.

In the United States, new regulations governing oil and gas exploration and development were put in place following the Deepwater Horizon platform disaster in the Gulf of Mexico. These new regulations may have a significant financial impact on oil and gas companies that wish to carry out exploration and development projects in deep water Gulf of Mexico. Our client mix could be altered with the disappearance of small and medium sized players, which could decrease our sales of multi-client data. In 2012, the U.S. government announced a five-year plan to auction new leases of blocks (discrete geographical sub-units) in the Gulf of Mexico, thus reassuring the oil players, and blocks were allocated in March and July 2012 and in March 2013.

Risks related to our indebtedness

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.

We have a significant amount of debt. As of December 31, 2012, our net financial debt (which we define as gross financial debt less cash and cash equivalents), total assets and shareholders’ equity were U.S.$785 million (€595 million), U.S.$8,333 (€6,316 million) and U.S.$4,493 million (€3,406 million), respectively. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years.

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

The indentures governing our senior notes (9 1/2% Senior Notes due 2016, 7 3/4% Senior Notes due 2017 and 6 1/2% Senior Notes due 2021), the vendor loan agreement we entered into with Fugro NV in connection with the Geoscience Acquisition, and the agreements governing our U.S. and French senior revolving facilities contain restrictive covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

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

Our French revolving facility, as amended as of December 15, 2011 and December 21, 2012, requires that we meet the following ratios and tests:

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

•	the aggregate amount of our net capital expenditures in any fiscal year may not exceed the greater of U.S.$750 million and 50% of EBITDA for such fiscal year.

Our U.S. revolving facility, as amended as of December 15, 2011 and December 11, 2012, requires that we meet the following ratios, which are tested quarterly:

•	a maximum ratio of total net debt to EBITDA of 2.50:1; and

•	a minimum ratio of EBITDA to total interest costs of 3.00:1

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

We and our subsidiaries may incur substantial additional debt (including secured debt) in the future. The terms of the indentures governing our senior notes and the agreements governing our U.S. and French revolving facilities and our other existing senior indebtedness limit, but do not prohibit, us and our subsidiaries from doing so. As of December 31, 2012, the US and French revolving credit facilities were undrawn, and we had long-term confirmed and undrawn credit lines amounting to U.S.$279 million. As of March 31, 2013, we had drawn €55 million under our French revolving facility.

On September 23, 2012, we signed a €700 million bridge credit facility agreement in relation with the acquisition of Fugro’s Geoscience Division. Reduced to €300 million, this credit facility was not drawn as of December 31, 2012, waiting for effective completion of the transaction. Following the final set-up of a vendor loan, this bridge credit facility was denounced by the parties and thus cancelled on February 21, 2013.

On November 20, 2012, we issued 11,200,995 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2019 for a total nominal amount of €360 million.

On January 27, 2013, in order to accelerate the finalization of Geoscience division acquisition, Fugro NV accepted to convert a portion of the acquisition price in a vendor loan at a rate of 5.5% per annum. This vendor loan, with a maturity in 2018, will be half amortized on December 31, 2013 then for 12.5% on January 31, 2015, 2016, 2017 and 2018. It breaks down in the following terms:

—	on the closing date of the Geoscience Division acquisition, January 31, 2013: an installment of €125 million was drawn;

—	on the Airborne closing Date, an installment of €100 million will be drawn.

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

Increases in interest rates could adversely affect our results of operations

A majority of our debt consists of fixed-rate bonds, and our fixed rate Fugro vendor loan, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, our interest expenses on this debt vary in line with movements in short-term interest rates.

The following table shows our variable interest rate exposure by maturity as of December 31, 2012.

December 31, 2012	Overnight to 1 Year	1 to 5 Years	More than 5 Years
	(In millions of U.S.$)
Financial liabilities(1)	28	1,211	1,083
Financial assets(2)	811	—	—
Net position before hedging(3)	782	(1,211)	(1,083)
Off-balance sheet position	—	—	—
Net position after hedging(3)	782	(1,211)	(1,083)

(1)	Excluding bank overdrafts and accrued interest but including employee profit-sharing
(2)	Invested cash and equivalents
(3)	Net assets/(liabilities)

As of December 31, 2012, our variable-rate assets (net of liabilities) maturing in less than one year totaled U.S.$259 million.

Item 4:	INFORMATION ON THE COMPANY

Introduction

We are a global participant in the geophysical seismic industry, as both a manufacturer of geophysical equipment and a provider of a wide range of seismic services in data acquisition and processing both onshore and offshore, principally to clients in the oil and gas exploration and production industry.

We have more than 100 years of combined operating experience (through CGG, Veritas and Fugro Geoscience) and a recognized track record of technological leadership in the science of geophysics and geology. We believe we are well placed to capitalize on the growing importance of seismic and geoscience technologies to enhance the exploration and production performance of our broad base of clients, which includes independent, international and national oil companies.

Compagnie Générale de Géophysique-Veritas is the parent company of the CGG Group. We are a société anonyme incorporated under the laws of the Republic of France and operating under the French Commercial Code. Our registered office is at Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, France. Our telephone number is (33) 1 64 47 45 00.

Organization

Until February 1, 2013, CGG was organized with two business segments: Geophysical Equipment and Geophysical Services.

Our Geophysical Equipment segment operates through our subsidiary Sercel, the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and marine seismic markets.

Our Geophysical Services segment was composed of the following divisions:

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

For the year ended December 31, 2012, Services accounted for 73% and Equipment accounted for 27% of our consolidated operating revenues. 21% of our consolidated operating revenues were from North America, 15% from Latin America, 37% from Europe, Africa, Middle East, and 27% from Asia Pacific.

Starting February 1, 2013 and following the Geoscience Acquisition described below, we have changed our organization and now have three business segments:

•	Equipment,

•	Acquisition, and

•	Geology, Geophysics and Reservoir (GGR).

The Geoscience Acquisition

Pursuant to the terms of a Sale and Purchase Agreement (the “SPA”) between the Company and Fugro NV (“Fugro”) dated September 24, 2012, we agreed to acquire most of the Geoscience division of Fugro (the “Acquisition”). In particular, we agreed to acquire:

—	Fugro-Geoteam (specializing in marine streamer seismic data acquisition);

—	Fugro Seismic Imaging (specializing in seismic data processing services);

—	Fugro Geophysical and Geological Services (specializing in geographical exploration services);

—	De Regt Marine Cables (specializing in high-end cables and umbilicals);

—	as well as all related entities and assets, but excluding Fugro’s multi-client library and ocean bottom nodes (“OBN”) activity (the acquired activities are referred to herein as the “Geoscience Division”).

Pursuant to the terms of the SPA as amended on January 27, 2013, we also agreed to establish certain strategic partnerships with Fugro, in particular, to:

—	Establish a joint venture with Fugro, to which Fugro would contribute its OBN activity and we would contribute our shallow water, ocean bottom cable (“OBC”) and OBN activities (the “Seabed JV”); and

—

Enter into certain commercial agreements with Fugro, including (i) a non-exclusive selling and marketing agreement with respect to Fugro’s multi-client library, (ii) a technological and commercial agreement providing reciprocal preferred supplier status and (iii) a transitional services agreement (together, the “Commercial Agreements”).

The total price for the Acquisition was set at €1.2 billion subject to further customary price adjustments (based in particular on the level on the working capital of the Geoscience Division). The transaction was subject to customary conditions precedent, in particular mandatory anti-trust clearances.

Closing of the Commercial Agreements and the Acquisition took place on January 31, 2013, with the exception of the airborne activity and certain minor assets which will be contributed later in 2013, once all operating licenses and administrative authorizations have been received. The Seabed JV was substantially closed on February 16, 2013.

Taking into account the estimate of the acquired working capital as of the Closing date and the amount due by Fugro to reach a 60% shareholding in the Seabed JV, the net cost of the transaction amounted to €975 million.

It was financed with the net proceeds of the €414 million capital increase by way of rights issue we conducted in October 2012, with the net proceeds of the €360 million convertible bonds we issued in November 2012, and with a vendor loan from Fugro which was agreed upon to achieve a rapid closing. This vendor loan amounted to €125 million at the Closing date, to be extended to €225 million at the date of effective acquisition of the airborne activity.

Our Strategy

We intend to continue to provide leading geological, geophysical and reservoir capabilities to our broad base of customers primarily from the global oil and gas industry. Our goal is to capitalize on growth opportunities resulting from the application of new technologies in every sector of the oil and gas business — from exploration to production and reservoir management — and from the worldwide presence of our three complementary business segments (Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR)).

To achieve this objective, we have adopted the following strategies:

Actively respond to the current market conditions.

The volatile and adverse global market and economic conditions commencing in late 2008 and the decreased level of capital expenditures by oil and gas companies adversely affected demand for seismic products and services in 2009. Demand started to recover in 2010 as exploration expenditures by of oil and gas companies began to increase again. In response to current market conditions, we are rigorously reducing costs across the organization in line with our market outlook. We adjusted our fleet capacity by decommissioning and removing vessels from our fleet in 2009 and 2010 and by postponing to 2010 and 2011 new builds ordered in 2007. In addition, to meet current and future market demand, in particular for increased numbers of streamers per vessels, we implemented a performance plan focused on enhancing our marine performance and upgrading our fleet. In 2011, we took a disciplined approach to capital spending in order to focus on our priority of free cash flow generation. We stabilized capital spending on our multi-client library in 2010 and 2011 and increased our multi-client spending in 2012 as we returned to the Gulf of Mexico. We are also maintaining strong research and development spending levels and further increasing our focus on leadership in advanced technology. In 2013, as exploration spending is expected to increase, we will focus on expanding our worldwide footprint including with multi-clients programs in new basins.

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

Given the growing importance of geophysics in reservoir characterization, and the strong reputation of Jason and Robertson, two former activities of Fugro which we acquired on February 1, 2013, we intend to further develop the synergies between our leading network of 42 data processing centers and reservoir services through continuous innovation to allow for increased integration of data processing into reservoir studies, which will provide enhanced reservoir knowledge and allow for improved exploitation. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated services.

With the increasing use of wide-azimuth and high resolution surveys and the growing demand for advanced imaging capabilities, we also intend to increase our processing capability in developing disciplines, such as reservoir description and monitoring, including wide-azimuth, multi-component and 4D studies. We also plan to continue promoting and developing our dedicated processing centers within our clients’ offices and developing our regional centers. We plan as well to develop reservoir interpretative solutions, notably through the Hampson-Russell software that has delivered innovative interpretive solutions since 1987. Hampson-Russell software makes sophisticated technology accessible to the working geophysicist. It has an installed base of more than 1,400 licenses at over 500 petroleum and service companies worldwide. In 2013, we expect to leverage the relative strengths of Hampson-Russell and Jason, making them both stronger in respective markets, and to extend internal cross divisional strengths with external partners such as Baker Hugues International in key and growing business sectors such as shale in North America and the Middle East.

We also intend to set up additional targeted partnerships through joint ventures in order to address specific market segments or to gain privileged access to high potential local geographical markets. During the last two years, we established a JV with Gardline in the marine market segment in May 2010 and a JV with Petrovietnam Technical Services Corporation (PTSC) for the Vietnamese offshore market in March 2012 (announced in December 2010). We announced in July 2012 the signature of a framework agreement with JSC Sevmorneftegeofizika (SMNG) to form a strategic alliance to jointly address the growing Russian and CIS high-end seismic vessels market.

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

Conventional marine streamer acquisition lacks sufficient signal-to-noise ratios in the 2-7 Hz bandwidth due to streamer depth, streamer tow noise, source array configuration, source depth and source bubble. BroadSeis, a variable-depth streamer broadband solution, improves considerably the quality of data acquired by streamers by widening the range of recorded frequencies. BroadSeis relies on the combination of three differentiation factors developed by us: (i) the Sercel solid streamer, the most quiet in the market; (ii) an original acquisition set-up based on a specific positioning of streamers at variable depth in water; and (iii) innovative processing algorithms that are adapted to this specific acquisition configuration. Patent applications have been filed for the different components to ensure we maintain exclusive rights over this technique. BroadSeis was launched in 2010. Since its introduction, approximately 50 acquisitions have been carried out, most of them in association with customers, which we believe indicates a real interest for this new technology. The commercialization phase of BroadSeis enabled CGG to quickly expand the use of this process, a key differentiation factor for our marine acquisition activities starting in 2012. BroadSource, the broadband marine seismic source, launched in November 2012, should reinforce the benefits of BroadSeis to deliver the ultimate in high-resolution, broad-bandwidth, ghost-free seismic data, achieving a bandwidth of 2.5-200Hz. We believe that growth in demand for geophysical services will continue to be driven in part by the development of new technologies. The industry is increasingly demanding clearer seismic imaging and better visibility, particularly underneath salt layers. We expect multi-azimuth, wide azimuth, multi-component (3C/4C) surveys and time-lapse (4D) surveys to become increasingly important for new production-related applications, particularly in the marine sector, and expect specialized recording equipment for difficult terrain to become more important in land seismic data acquisition, particularly in transition zones, shallow water and arctic areas. We believe that to remain competitive, geophysical services companies will need to combine advanced data acquisition technology with consistently improving processing capacity in order to reduce further delivery times for seismic services.

Our strategy is to continue our high level of investment in research and development to reinforce our technological leadership. We also intend to take advantage of our full range of integrated geoscience services to enhance our position as a market leader in:

•	land seismic data acquisition systems and know-how;

•	innovative marine acquisition systems and services;

•	seismic data processing and reservoir services; and

•	manufacturing of land, marine and subsea data acquisition equipment.

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

Develop well-positioned data libraries.

We will continue to develop large multi-client libraries in key basins throughout the world where the industry focuses its exploration budgets. We intend to take advantage of our recent vintage, well-positioned seismic data libraries and will capitalize on our strong experience in wide azimuth technology. For instance in the Gulf of Mexico, the industry’s growing interest in wide-azimuth technology to explore complex geological environments has translated into high pre-funding levels for our Walker Ridge, Green Canyon, Garden Banks and Three Corners surveys. In 2012, we launched our first StagSeis multi-client survey, our new marine acquisition solution that provides full wide-azimuth coverage and unrivalled long offsets, designed to illuminate complex subsalt geologies. We plan to extend this program in 2013. Similarly, we will continue to further expand the footprint of our multi-client library with the introduction of our new BroadSeis acquisition technology as we did in 2012 in Brazil and in the North Sea.

Onshore, our land library offers additional potential in North America, particularly in the shale gas plays where we started a significant onshore program in the Marcellus basin in 2011 and which will be finished in early 2013. We believe that our seismic data library is a strength in a market where a global library portfolio is increasingly attractive to clients.

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

Following the acquisition of Fugro Geoscience division, CGG is now organized in three business segments including the Geology, Geophysics and Reservoir segment, which is fully dedicated to the development of reservoir software, services and applications.

Enhance our cash liquidity position.

We are also taking steps to enhance our cash liquidity position, increase our flexibility under our credit facilities, and bolster our balance sheet in an uncertain global economic environment. To those ends, we amended our French revolving credit facility and received a waiver under our U.S. revolving credit facilityon December 2012 to improve the flexibility under certain covenants and to allow to the creation and operation of the Seabed JV.

Industry Conditions

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices and the ability of our customers, particularly the small independent oil and gas companies, to secure financing for their projects. Our decisions about capacity adjustments are based on estimates of demand for seismic services in the coming months (for land crews) or in the next two to three years (for marine seismic vessels). As a result, the supply and demand balance in seismic services is affected by decisions that were made up to three years earlier based on projected demand and from actual exploration expense levels of oil and gas companies. New seismic vessels generally take two years to be delivered, which makes the level of marine supply relatively predictable.

In this context, we believe that the short-term outlook for the geophysical services segment, particularly the marine segment, is characterized by a sustained demand that will eventually fill the current market overcapacity and trigger price increase in 2013 after price increases over 10% which occurred in 2012. We also believe that this continuing recovery in demand should sustain the current investment level in seismic equipment. Our short-term outlook is based on the following market analyses:

•

The strong recession experienced in geophysical services from mid-2008 to the end of 2009 led to a significant decrease in volume and prices, resulting in an overcapacity in marine and land seismic markets. At the end of 2009, there were clear signs that oil and gas companies would increase their exploration expenses, in turn triggering a rebound in demand. Most seismic companies then accelerated the launch of new capacities or released vessels that had been removed from operation to anticipate the beginning of a new growth cycle. The Deepwater Horizon platform disaster in April 2010 that resulted in a huge oil spill in the Macondo oil field in the Gulf of Mexico has severely reduced the demand for seismic studies in this part of the world. Demand in marine seismic grew elsewhere as expected, but not enough to offset the reduction in the number of vessels shooting in the Gulf of Mexico. Consequently, a sustained imbalance between supply and demand continued through 2010 and 2011 and prices stayed flat. In 2012, the recovery of activity in the Gulf of Mexico combined with an increasing demand offshore Angola and a strong North Sea summer season translated into an increase in marine prices. In 2013, as exploration of new basins is further extended offshore Uruguay, South Africa or in Australia and Brazil exploration reopens after a four-year ban, we expect demand to increase more quickly than supply and generate additional price increases. This growth in seismic supply has in any event benefited the equipment segment, both for marine equipment (with new vessels released into the market and upgrades of old vessels), and for land equipment (with an overall increase in the average number of channels per crew for denser acquisitions).

•

In 2013, we expect oil and gas companies, supported by sustained higher oil prices, should continue to increase their exploration and production expenses by 9% on average, with a stronger emphasis on exploration, leading to increased demand for both marine and land seismic surveys. In marine seismic, we expect additional year on year price increase to occur in the first quarter of 2013. The land seismic market should stay vigorous in our key regions including in winter in North America. Processing, Imaging and Reservoir activity should benefit from the global increase in volumes and sophisticated imaging services for subsalt, sub-basalt offshore exploration but also from BroadSeis acquisition. Multi-client activity will continue to be closely linked to the schedule of the bid rounds for the Gulf of Mexico and Brazil as the new 11th licensing round has been announced for May 2013.

Longer term, we believe that the outlook for a fully integrated geoscience company is fundamentally positive for a number of reasons:

•

First, oil and gas companies (including both international and national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, has resulted in a growth in demand for hydrocarbons higher than anticipated, despite the recent economic downturn. In response to this growth, we expect oil and gas companies to continue to increase their exploration and production investments in order to improve existing reservoirs and regularly replace reserves.

•

Second, the seismic services market should continue to benefit from this increased spending since seismic services are key components both in the search for new reserves (pure exploration (early cycle)) and in the optimization of existing reservoirs (reservoir development, management and production (late cycle)).

•

Clients demand is changing as clients use geophysical data in new ways. Clients want to extract detailed reservoir properties, and they also want to be able to predict stress and fractures to ensure safe and predictable drilling and completion operations. Significant technological developments in seismic equipment and services over the last decade have advanced the use of seismic technology in reservoir development and production, broadening its use over the lifecycle of reservoirs. This should strongly influence key aspects of the seismic processing and seismic reservoir characterization technology market and increase the geoscience content of the exploration and production market.

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

Business Overview

Our operations have historically (including during the years 2010, 2011 and 2012) been organized into two main segments: Services and Equipment. Services accounted for 73% and Equipment accounted for 27% of our consolidated revenues for the year ended December 31, 2012. The commercial activities for Equipment and Services are carried out in 18 key countries or geomarkets. In 2012, our two most significant customers accounted for 7.1% and 5.8% of our consolidated revenues compared with 13.0% and 3.0% in 2011 and 6.9% and 6.0% in 2010. Starting February 1, 2013 and following the Geoscience Acquisition, we changed our organization and now have three business segments: Equipment, Acquisition and Geology, Geophysics and Reservoir (GGR).

Operating Revenues Data

Revenues by Activity

The following table sets forth our consolidated operating revenues by activity in millions of dollars and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2012		2011 (restated)		2010 (restated)
	MU.S.$	%	MU.S.$	%	MU.S.$	%
Contract Land acquisition	498.2	15%	372.8	12%	381.4	13%
Multi-client Land acquisition	142.6	4%	131.5	4%	145.9	5%
Total Land acquisition	640.8	19%	504.3	16%	527.3	18%
Contract Marine acquisition	1,008.9	30%	977.1	31%	778.1	27%
Multi-client Marine acquisition	329.1	10%	365.4	11%	388.4	14%
Total Marine acquisition	1,338.0	40%	1,342.5	42%	1,166.5	41%
Processing, Imaging & Reservoir	478.0	14%	442.7	14%	389.1	13%
Total Services	2,456.8	73%	2,289.5	72%	2,082.9	72%
Total Equipment	953.7	27%	890.9	28%	821.3	28%
Total	3,410.5	100%	3,180.4	100%	2,904.2	100%

Revenues by Region (by location of customers)

The following table sets forth our consolidated operating revenues by region in millions of dollars and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2012		2011 (restated)		2010 (restated)
	MU.S.$	%	MU.S.$	%	MU.S.$	%
North America	730.3	21%	704.9	22%	776.5	27%
Latin America	499.7	15%	641.2	20%	393.4	13%
Europe, Africa & Middle East	1,245.8	37%	1,133.7	36%	1,151.5	40%
Asia Pacific	934.7	27%	700.7	22%	582.8	20%
Total	3,140.5	100%	3,180.4	100%	2,904.2	100%

Services

Land Seismic Acquisition

Overview

Land acquisition offers integrated services, including the acquisition and the onsite processing of seismic data on land, transition zone or seabed areas. We perform land surveys through exclusive contract activity or non-exclusive multi-client activity.

We are one of the main land seismic acquisition contractors operating worldwide, especially in North America and Middle-East, and particularly in areas requiring specific technologies, Health, Safety and Environment (“HSE”) excellence and operational expertise. Our positioning on Artic areas, on seabed and transition zones and on the high-resolution crews market in North Africa and the Middle East illustrates this specific positioning.

In 2012, we operated an average of 24 active land crews performing 3D and 2D seismic surveys (19 crews dedicated to exclusive contract surveys and 5 dedicated to non-exclusive surveys).

Activity description

The land operations employ both surveying and recording crews. Surveying crews lay out the lines to be recorded and mark the sites for shot-hole placement or recording equipment location (except for “stackless” operations where the sources locations are indicated through integrated GPS capabilities rather than on location by field personnel). Recording crews produce acoustic impulses and record the seismic signals via geophones or hydrophones. The acoustic sources used are mainly vibratory onshore, and air guns at sea. On a land survey where explosives are used as the acoustic source, the recording crew is supported by several drill crews. Drill crews operate ahead of the recording crew and bore shallow holes for explosive charges which, when detonated by the recording crew, produce the necessary acoustic impulse.

Thanks to the improvement of equipment and acquisition technologies together with a growing demand for managing complex reservoirs, seabed acquisition has become a stand-alone and viable acquisition process. Seabed acquisition does not compete in general with the traditional towed streamer acquisition method, which typically is complementary. Indeed, the seismic seabed operations are performed most often in areas where the traditional towed streamer acquisition method is impossible, not adapted or too expensive because of physical access constraints (such as shallow waters or the presence of obstacles). Seabed technology can also perform better for certain types of specific seismic projects such as the monitoring of production in order to optimize the management of reserves especially in complex reservoirs. Seabed acquisition is operated through groups of discrete point receivers (“nodes”) or ocean bottom cables (“OBC”) and other submersible systems laid out on the sea bed or permanently either temporarily to be re-used for other areas. Recently, another dimension has been added to seabed seismic data acquisition by trenching cables into the seafloor for permanent reservoir monitoring. As an early mover in this area, we offer high-end electrical cables and fiber optic cables through Sercel. We will target the seabed acquisition market through our 60-40 Seabed JV established with Fugro in February 2013.

Land seismic crews are equipped with advanced equipment and software used for each step of the acquisition process, as an example: Sercel 428XL seismic data recorders; Sercel SeaRay seafloor cables and Trilobite autonomous recording nodes for seabed operations; Sercel Nomad 65 and Nomad 90 vibrators, Sercel VE464 vibrator electronic control system used to synchronize and verify the emission of acoustical waves by vibrators; DSU3 Sercel digital 3 components sensors; and Sercel Unite onshore wireless acquisition systems. We also deploy patented high-end vibroseis technologies such as HPVA and V1 which seek to increase significantly the productivity of a crew or EmphaSeis which seeks to enhance the resolution of the data through broadening the frequency content of the signal emitted. By combining specific acquisition geometries and processing technologies as well as on-site processing software for acquired data, we have a unique capability to offer fully integrated solutions, improving both data quality and turn-around time, thus accelerating the exploration cycle.

We believe that our technology and experience enable us to offer high quality, fully integrated land seismic services. We have pioneered the real-time positioning of geophones and seismic sources, quality control of positioning during land surveys, simultaneous shooting technologies and on-site processing, which together increase the accuracy and efficiency of such surveys.

One of the main challenges inherent in land seismic acquisition surveys is gathering data without disrupting the sensitive ecosystems in which surveys are conducted. We have developed a good reputation for operations in environmentally sensitive zones, such as mountainous regions, tropical forests and swamps as well as Arctic areas, by following a strict policy of preserving the natural environment to the extent possible. We also work in conjunction with the local community at site locations, hiring local employees and obtaining necessary local authorizations.

The difficulty of access to survey sites is a major factor in determining the number of personnel required to carry out a survey and the cost of a survey. A full crew for a land, transition zone or sea-bottom survey is highly variable and may range from a total of less than one hundred to a few thousand members (principally composed of local employees in the latter case), and the monthly cost of a survey can range from several hundred thousand to several million dollars per month, depending on the size of the team and the type and difficulty of the survey.

We work closely with our clients to plan surveys in accordance with their technical specifications while optimizing the resources required. We regularly conduct land seismic acquisition surveys for national and international oil companies and independents. The contracts concluded to perform such surveys are awarded based on competitive bids or directly negotiated agreements with the clients.

Contract and multi-client land seismic data acquisition

In land acquisition, we operate with two different commercial business models:

•

The first consists of working on an exclusive contractual basis with the client. The contract usually stipulates that the contractor will receive a fixed remuneration per acquired kilometer or square kilometers, on client specifications. The client owns the acquired data and pays the contractor on the agreed basis. Therefore the operating income for the contractor is the difference between the cost to him and the final price of the survey.

•

The second consists of operating under a non-exclusive or multi-client model, with multiple clients prefunding the acquisition. In areas of intense exploration such as the unconventional resource plays (notably in areas of shale gas and shale oil exploration), we invest in large and contiguous multi-client surveys. We retain the ownership and rights to such data and has exclusive right to license the data to several clients during a period of time which varies according to local regulations.

We propose a license to use the data to interested companies who in return benefit from quick access to data that is ready to use at reduced costs. Multi-client data are typically used to evaluate exploration opportunities prior to a bid round for instance, or to rapidly access to recent high quality data at reduced costs once a companiy has obtained exploration rights in a given block. Strict confidentiality and transferability restrictions govern the use of multi-client data. For instance, future partners in a block will be obliged to license the data to be able to access it.

The costs of the multi-client surveys are capitalized on our balance sheet. The surveys are then amortized as per our accounting policies in compliance with the industry practices and IFRS rules. Each survey is evaluated separately following the accounting principles described in the note 1 to consolidated financial statements included in this report.

At the end of 2012, our land multi-client library in North Americas was composed of more than 60,540 square kilometers of completed 3D surveys located mainly along the US and Canadian Rocky Mountains, in Alaska, in Oklahoma, in South and East Texas, in the shalegGas basins (Haynesville and Marcellus) as well as in the Bakken field (shale oil).

The Land multi-client market in North America is characterized by a high level of prefunding, a long project life (more than 10 years) and very limited overlap of recent surveys by other geophysical contractors.

Activity of the Land Division in 2012

Competition and market

The land acquisition market is fragmented and extremely competitive with the presence of both international and local players. We have chosen a selective position in the high end of the market, and, when the conditions are appropriate, in partnerships with local players. Our four main competitors in the land acquisition market are WesternGeco, Global Geophysical Services, Geokinetics and BGP.

In this market, we believe that technology, quality of the crews, services provided and prices are the main differentiators, while the relationship with local suppliers and the expertise of its personnel in complex areas are additional advantages.

Our offerings are based on technology and geographical focus with high-end activities often operated through local partnerships. We have developed a unique expertise in North America’s arctic regions (Canada and

Alaska), in the Middle-Eastern and North African deserts and in shallow water / transition zone areas. Land activity benefited from (i) the rapid development of our shallow water, OBC and nodes offer to address a rapidly growing market for which we are today the clear leader, (ii) the continued growth of North America driven by a record winter season and (iii) a very active shale gas / shale oil market for which we successfully deployed the Unite wireless technology manufactured by Sercel.

Total land seismic activities, both contract and multi-client surveys, accounted for U.S.$641 million, representing 19% of our consolidated operating revenues and 26% of Services operating revenues.

Contract land seismic acquisition activity

In 2012, we had an average of 19 active land crews performing 3D and 2D seismic surveys on a contract basis. Contract land consolidated revenue was U.S.$498 million in 2012, representing more than 20% of Services revenues.

In Saudi Arabia, our land seismic acquisition activities are conducted through Arabian Geophysical & Surveying Co. (“Argas”), a joint venture owned 49% by us and 51% by TAQA, our local partner. We and TAQA entered into a shareholders agreement organizing (among other matters) the allocation of seats on the Argas board of directors, as well as the transfers of both shareholders’ interests to third parties. The implementation of this agreement is not intended to cause any change in financial flows or in the allocation of powers between the shareholders. Our operations in the Middle-East (outside Saudi Arabia) are conducted through Ardiseis, a joint venture owned 51% by us and 49% by TAQA.

Land multi-client surveys

The location of the surveys and the quality of the data constitute important differentiators in the Land multi-client business.

In the US, we completed the acquisition of the Haynesville shale gas program in Louisiana. 5,360 square kilometers of modern high quality data are now available for license. The acquisition of the Marcellus shale gas multi-year program in Pennsylvania continued with three crews operating in parallel until the autumn season. The introduction of the Sercel wireless recording system (UNITE) allowed for record high productivity rates on the three crews. Upon completion in 2013, the Marcellus program will offer more than 4,220 square kilometers for licensing.

In Canada, we continued to expand our footprint in the Saskatchewan shale oil play with a new survey acquired.

In Alaska, we recorded the first multi-client high end 3D survey targeting a promising new shale oil play in the North Slope.

We invested U.S.$117 million in new land multi-client surveys in North America, with an average cash prefunding ratio of 96%. The total revenue from land multi-client was U.S.$143 million or 6% of the Services revenue, corresponding to an increase of 8% year on year.

Multi-client after sales were U.S.$35 million in 2012.

The net book value of the Land multi-client library was U.S.$130 million at December 31, 2012, and the land multi-client library consisted of 60,540 square kilometers.

2013 perspectives

Our land seismic acquisition services are geographically and technologically well placed in the high-end market and through strong local partnerships. The Land strategy remains focused on differentiation and operational excellence rather than market share, avoiding as much as possible commoditized markets.

In North America, and after many years of largely commoditized seismic acquisition, especially in the United States, we believe that the demand for land seismic acquisition services, in particular with a higher technological content should accelerate for contract and multi-client activities, driven by the strong development of shale plays and oil sands. This should represent a good opportunity for our land activity, and for the development of our newly created monitoring solutions group proposing both passive (micro-seismic) and active (SeisMovie, a CGG’s patented buried source / receiver technology) monitoring solutions, where we aim to play a predominant role.

National oil companies, particularly in the Middle East, are expected to increasingly request advanced technologies, either in desert areas with very large channel count crews and high vibroseis productivity, or complex shallow or deep water locations using either Ocean Bottom Cables such as the 4C Sercel SeaRay system, or nodes such as our proprietary Trilobit technology. Our strategy for the land acquisition division is therefore to:

•	focus its presence in certain geographic markets, where we believe we have a competitive advantage;

•

serve the increasing demand for high-resolution land seismic acquisition and high-end technology, through expanded use of our UltraSeis broadband solutions, combining state of the art seismic equipment developed by Sercel, specific and fit for purpose wide azimuth geometries, patented high-productivity vibroseis technologies such as HPVA and V1 and its proprietary EmphaSeis broadband vibroseis technology combined with superior processing technologies as successfully implemented in the Middle East, North Africa and North America;

•

accelerate, after initial technical successes obtained in 2012, the development of our Land active and passive monitoring solutions addressing the needs as for fracturing monitoring and the production of shale gas reservoirs;

•	continue to improve reservoir characterization through the introduction of new technology that allows efficient high resolution acquisition on which we benefit from a high-end position;

•

further optimize our presence in North America to better offset the seasonality effect by taking advantage of the strong dynamism of the shale plays, which will drive seismic demand and require more technology. The increased presence of major oil companies with a strong appetite for technology and stringent HSE requirements, the strong drive towards wireless and high-end vibroseis technologies as well as the development of our integrated shale gas solution are real strengths for us in this market;

•

continue to promote our expertise in harsh environments, sensitive areas (in terms of environmental or community concerns), and in management of complex projects where barriers to entry are higher and pricing competition less intense;

•	and continue to pursue our local partnership strategy.

Marine Seismic Acquisition

Overview

With a fleet of 16 vessels at the end of 2012, we provided a complete range of marine seismic 2D or 3D services, mostly in the Gulf of Mexico, in the North Sea, offshore West Africa and Brazil, as well as in the Asia Pacific region. We also delivered marine seismic contract data acquisition in “frontier” areas and are a pioneer in the Arctic basin, offshore Eastern Africa and in the Black Sea.

We provide both marine seismic contract data acquisition and multi-client surveys.

Activity description

Marine Seismic surveys are conducted through the deployment of submersible cables (streamers) and acoustic sources (airguns) from marine vessels. Such streamers are each up to 10 kilometers long and carry hydrophone groups normally spaced 12.5 meters apart along the length of the streamer. The recording capacity of a vessel is dependent upon the number of streamers it tows and the number of acoustic sources it carries, as well as the configuration of its data recording system. By increasing the number of streamers and acoustic sources used, a vessel can perform surveys more rapidly and efficiently and acquire better resolution data.

Acquisition of marine seismic data in contract mode or in multi-client mode

In Marine acquisition, as in Land acquisition, we operate with two different commercial business models:

•

The first consists of working on an exclusive contractual basis with the client. The contract generally stipulates that the contractor shall be paid according to a fixed rate such as a daily fee. The contract may protect the contractor against operational elements beyond its control, such as bad weather, or interferences with other activities carried out in the oil field. The client owns the acquired data and pays the contractor on the agreed basis. Therefore, the operating income for the contractor is the difference between the cost to him and the final price of the survey.

•

The second consists of operating under a non-exclusive or multi-client model, with multiple clients prefunding the acquisition. In areas of intense exploration such as the Gulf of Mexico, Brazil or the North Sea, and when the local regulations are favorable, we invest in large and contiguous multi-client surveys. We have exclusive rights to license the data during a period of time which varies in accordance to the local regulations.

We propose a license to use the data to interested companies who in return benefit from quick access to data that is ready to use at reduced costs. Multi-client data are typically used to evaluate exploration opportunities prior to a bid round for instance, or to access at reduced costs to recent high quality data once the companies have obtained exploration rights in a given block. Strict confidentiality and transferability restrictions govern the use of multi-client data. For instance, future partners in a block will be obliged to license the data to be able to access it.

The costs of the multi-client surveys are capitalized in our balance sheet. The surveys are then amortized as per our accounting policies in compliance with the industry practices and IFRS rules. Each survey is evaluated separately following the accounting principles defined in note 1 to our consolidated financial statements included in this annual report.

At the end of 2012, our marine multi-client library consisted of 522,000 square kilometers primarily located in the Gulf of Mexico (deep water, central and western areas), in Brazil (deep water Santos basin, as well as in most of the equatorial basins up to the Amazon mouth), in the North Sea (central basin mainly) as well as in the deep waters of Angola.

The marine multi-client market is competitive with contractors frequently overlapping each other’s libraries. The precise locations of the survey, the quality of the final data as well as the timing of delivery are key elements for differentiation.

Description of the Group’s fleet of seismic vessels

On December 31, 2012, our fleet consisted of 16 vessels including 11 3D high capacity vessels (12 or more streamers), two 10 streamer 3D vessels, one 8 streamer 3D vessel and two 3D/2D vessels of lower capacity. Each of the CGG Alizé, Oceanic Challenger, Symphony, Viking Vision, Viking Vanquish, Oceanic Endeavour, Geowave Voyager, Oceanic Champion, Oceanic Phoenix, Oceanic Vega and Oceanic Sirius can already deploy more than 12 streamers simultaneously.

All 3D high capacity vessels are equipped with Sentinel solid streamers, which provide several advantages over liquid streamers, such as acquiring surveys in tougher sea conditions, improving the frequency content and signal-to-noise ratio of the recorded data and minimize environmental impacts.

The fleet modernization plan is now completed and we have the most up-to-date and versatile seismic vessels fleet in the industry. See “Our Strategy — Actively respond to the current market conditions” above. The Oceanic Champion left the shipyard as planned in the second quarter of 2012 and returned to operations where she successfully performed a BroadSeis survey in a 14 streamers configuration in the North Sea, before further surveys in the North Sea as well as in the Black Sea.

In 2012, we continued the modernization of our fleet by installing two additional complete solid seismic streamers systems as well as Nautilus streamer positioning and controlling devices onboard the Oceanic Champion and Vantage vessels. Symphony and Geowave Voyager were equipped with Sercel (SEAL 428) continuous data recording system.

At the end of her operations, the Geowave Commander was returned to her owner in line with the objectives of a high end fleet positioning.

Maritime management of the operated fleet

In the framework of the performance plan, on June 27, 2011 a joint-venture agreement was signed with Eidesvik Offshore, the Norwegian shipowner, aiming at incorporating a common company for the maritime management of ten of our 3D high capacity vessels, including the two new X-BOW vessels, Oceanic Vega and Oceanic Sirius. This joint-venture, named CGGVeritas Eidesvik Ship Management AS, is based in Bergen (Norway) and is owned at 51% by Eidesvik and 49% by us. This joint venture is now operating, and manages the shipmanagement agreements for the ten ships. The incorporation of this joint venture was accompanied by the set-up of a team of experts fully dedicated to the fleet maritime management in order to improve its performance.

Ownership status of the operated fleet

We own four ships, co-own three ships and operate the rest of our fleet under the charter agreements. We fully owned the following 3D vessels: Oceanic Challenger, Geowave Voyager (since January 2011) and Symphony. We also own a 2D vessel, the Princess.

As part of our partnership strategy with local players, the Amadeus vessel was contributed to the “PTSC-CGGV Geophysical Survey Company Limited”. She is now mostly dedicated to the Vietnamese market.

The Pacific Finder (formerly named Elnusa Finder) has been reintegrated into our fleet at the end of the business activities of the joint-venture PT Elnusa-CGGVeritas Seismic.

The following table provides certain information concerning the seismic vessels we operated as of December 31, 2012.

Vessel name	Building year	Upgrade year	Integration year	Ship management expiry	Extension options(1)	2D/3D	Maximum no. of streamers(2)	Vessel length (m)
CGG Alizé(3)	1999	n.a.	1999	March 2014	n.a.	3D	16	101
Oceanic Challenger	2000	2005	2005	Owned	n.a.	3D	12	91
Princess	1986	2001	2005	Owned	n.a.	2D	3	76
Symphony	1988	1999	2001	Owned	n.a.	3D	12	121
Veritas Viking	1998	2006	2007	December 2015	2 × 3 years + 1 × 17 months	3D	10	93
Viking II(3)	1999	n.a.	2007	May 2015	n.a.	3D	8	93
Viking Vanquish(3)	1999	2007	2007	November 2020	n.a.	3D	12	93
Veritas Vantage(3)	2002	n.a.	2007	June 2016	n.a.	3D	10	93
Viking Vision	1993	2007	2007	July 2017	2 × 5 years	3D	14	105
Oceanic Champion	1994	2012	2009	June 2020	n.a.	3D	12/14	107
Oceanic Phoenix	2000	2011	2009	March 2019	10 × 1 year	3D	12/14	101
Geowave Voyager	2005	2009	2009	Owned	n.a.	3D	12	83
Oceanic Endeavour	2007	2011	2009	April 2018	2 × 5 years	3D	16	92
Oceanic Vega	2010	n.a.	2010	July 2022	4 × 5 years	3D	20	106
Pacific Finder(3)(4)	2011	n.a.	2011	March 2019	1 × 8 years	3D	4	68
Oceanic Sirius	2011	n.a.	2011	October 2023	4 × 5 years	3D	20	106

(1)	Number of years.
(2)	Tow points.
(3)	Includes a purchase option.
(4)

The Pacific Finder (formerly named Elnusa Finder) has been reintegrated to CGG fleet at the end of the business activities of the joint-venture PT. Elnusa CGGVeritas Seismic. She remains under the Indonesian flag.

Notes:

*	The CGG Alizé (in co-ownership with Louis Dreyfus Armateurs within Geomar), the Pacific Finder and the Bergen Surveyor are the only vessels under time charter. The other vessels are either fully owned or under bareboat charter. Among those under bareboat charter, the Oceanic Sirius and the Oceanic Vega are co-owned with Oceanic Seismic Vessels AS and Eidesvik Seismic Vessels AS, respectively.

The following table provides certain information concerning the seismic vessels we acquired from Fugro on January 31, 2013.

Vessel name	Building year	Upgrade year	Integration year	Ship management expiry	Extension options(1)	2D/3D	Maximum no. of streamers(2)	Vessel length (m)
Geo Caspian(3)	2010	n.a.	2013	February 2017	4 x 2 years	3D	16	108
Geo Coral	2010	n.a.	2013	Owned	n.a.	3D	14	108
Geo Celtic	2007	n.a.	2013	Owned	n.a.	3D	12	101
Geo Caribbean	2008	n.a.	2013	Owned	n.a.	3D	12	101
Geo Atlantic(4)	2000	2006	2013	October 2013	2 x 2 years	3D	10	119
Geo Barents(3)	2007	2007	2013	July 2014	n.a.	3D	8	77

(1)	Number of years.
(2)	Tow points.
(3)	Includes a purchase option.
(4)	The Geo Atlantic will be delivered back to Rieber in October 2013.

Activity of the Marine Division in 2012

Competition and market

There were five key actors in the marine market at the end of 2012: CGG, WesternGeco, PGS, Fugro and Polarcus. On December 31, 2012, they represented around 87% of the global supply. In 2013, as a result of the acquisition of Fugro Geoscience Division, four key actors will remain: CGG (including the previous Fugro’s fleet), WesternGeco, PGS and Polarcus.

The balance between supply and demand in terms of capacity, still unfavorable in 2010 and 2011, started to rebalance in 2012 as only three new-built vessels of 12 streamers or more joined the global industry fleet, for a total of 62 vessels by end of 2012. On the other hand, demand was sustained by increasing exploration spending including strong activity in the North Sea, in Africa and in Asia Pacific. This favourable environment translated into a substantial price increase in marine acquisition during summer 2012.

The total marine seismic revenues (both contract and multi-client surveys) were U.S.$1,338 million representing 40% of our consolidated revenue and 54% of the total Services revenue.

Contract marine seismic acquisition activity

The 3D fleet operated at 77% on exclusive marine acquisition contracts.

Total revenue of the contract marine acquisition business reached U.S.$1,009 million, up 4% year-on-year. This business represented 41% of the Services total revenue and 30% of the Group total revenue.

Marine multi-client surveys

In 2012, 23% of the utilization of our 3D fleet was dedicated to acquiring multi-client surveys.

We focused our marine multi-client investments in our historical core areas (Gulf of Mexico, Brazil and the North Sea) and opened a new key position in the deep waters off Angola.

In the Gulf of Mexico, the post-Macondo situation finally normalized in 2012 and we resumed our multi-client program with the introduction of StagSeis, the latest generation of Wide Azimuth technology combining multiple technical innovations. The acquisition of the IBALT survey will continue throughout 2013 and will add 13,000 square kilometers to the current wide azimuth coverage (52,000 square kilometers).

In Brazil, the acquisition of the first BroadSeis survey was completed, adding 13,760 square kilometers of very high resolution data over under explored acreage bridging the Santos basin to the Campos basin. The current coverage in Brazil stands at more than 130,400 square kilometers.

The library in the North Sea continued to grow with the acquisition of 3,100 square kilometers targeting a new gas play in the southern part of the North Sea.

We positioned a new core area in the deep waters of Angola. A first BroadSeis survey of 4,300 square kilometers was acquired mid-2012 and a 3,000 square kilometer extension commenced in early December.

We invested U.S.$302 million in marine multi-client surveys, with a prefunding level of 62%. The total revenue from marine multi-client sales was U.S.$329 million, corresponding to 13% of the Services segment total revenue, a 10% decrease year on year.

Marine multi-client after-sales were U.S.$173 million.

The net book value of the marine multi-client library at year end was U.S.$474 million.

Perspectives 2013

In 2012, in a more favorable environment compared to previous years, we maintained our market share in marine seismic acquisition while pursuing a significant investment program in order to better benefit from the buoyant market, especially for broadband surveys. On this broadband market segment, the CGG Group holds a leadership position through its BroadSeis technology offering, reinforced early November 2012 by BroadSource, its broadband marine source. This innovative approach generates the same low frequencies as a deep-towed conventional source and extends the spectrum to higher frequencies, providing better resolution and clearer images of the subsurface. Finally, we announced in September 2012 the acquisition of Fugro Geoscience Division, and therefore confirmed our position of global leader in marine seismic acquisition.

Announced in 2010, the modernization program of the fleet has been achieved in 2012. The entire fleet is now equipped with the most recent data acquisition technologies and in particular with Sercel equipment.

In 2013, we will focus on:

•

Equipment standardization for the entire fleet with BroadSeis technology. The recently acquired Fugro Geoteam fleet is already equipped with Sercel solid sentinel streamers thus facilitating the deployment of BroadSeis;

•

The reduction of maritime maintenance contractors to two ship managers. Part of their remuneration is linked to availability and performance of the vessels. The rationalization process of the fleet maintenance started in 2010 and will continue in 2013 by including Fugro’s vessels that are now part of our fleet; and

•

The delivery from Bourbon of the support vessel fleet to assist our seismic operations (support vessels provide seismic vessels with the requisite ancillary services including refuelling, crew change, food and equipment delivery, storage, assistance, and support during in-sea maintenance operations).

In line with the objectives of high end fleet repositioning, a rationalization of the low capacity vessels from Fugro will be established (disarmament or repositioning as source vessels).

Our fleet, significantly restructured and upgraded during the trough of the cycle, will be the largest and most modern within the seismic industry.

In parallel, in 2013, the Marine Business Line will strengthen its costs reductions initiatives and maximize its performance by:

•	Improving support to operations to reduce maritime and seismic downtime,

•	Reorganizing the supply chain, and

•	Increasing the vessels’ average speed and thus their production capacity by capitalizing on the vessels’ improved propulsion capabilities.

Finally, we will continue to implement our strategy of commercial and technological differentiation by:

•	Capitalizing on the superiority of our exclusive BroadSeis solution, especially by combining BroadSource and BroadSeis 4D technologies,

•	Working closely together with the new Geology, Geophysics & Reservoir Division, to deliver to clients global solutions with reduced turnaround time,

•	Continuing to seek alliances with local players who are able to facilitate our access to markets that are currently closed.

In the field of offshore multi-client activities, we intend to capitalize upon our well positioned library of seismic data acquired recently in key areas. Investments in new multi-client programs will be increased in 2013.

Thanks to our renewed fleet, our large and recent multi-client data library, and our leading position in high technology content data processing, we are ideally positioned to reinforce and increase our leadership position in the industry.

Processing, Imaging and Reservoir

Overview

Seismic data processing operations transform seismic data acquired in the field into 2D cross-sections or 3D volumes of the earth’s subsurface, which provides images and reveals physical properties of the earth. Repeated acquisition and processing of seismic data in the same location over time, yields a time-lapse (4D) view of changes in the reservoir due to production activities. The images and rock properties generated with CGG’s proprietary processing technologies, geovation and Hampson-Russell software are then interpreted by geophysicists and geologists for use by oil and gas companies in evaluating prospective areas, selecting drilling sites and better managing producing reservoirs.

We provide seismic data processing and reservoir services through our network of data processing centers and reservoir teams located around the world. On December 31, 2012, we operated 42 worldwide processing and imaging centers, including 30 international and regional centers open to all our customers, and 12 dedicated client centers.

Data Processing, Imaging & Reservoir activity

We process seismic data acquired by our land and marine seismic acquisition crews as well as seismic data acquired by non-affiliated third parties. Wide-azimuth and high-density acquisition trends in marine and land have been a significant source of the growth in demand for our data processing services. In addition, we reprocess previously processed data using new techniques to improve the quality of seismic images. Demand for processing and imaging remained strong in 2012 and high-end imaging technologies were in high demand.

Innovation and the rapid development and deployment of new processing and imaging technologies are a very important component of our activities, particularly for our own multi-client datasets.

We operate from five international processing centers, located in Houston, London, Singapore, Paris and Calgary, and an additional 25 regional centers, both of which are open to all our customers. Therefore, our customers benefit from privileged access to the expertise of our teams around the world, as well as unequalled computing power. This is complimented by 12 dedicated centers, located within the clients’ offices, which makes us the leader in this sector. We believe these dedicated centers are responsive to the trend among oil and gas companies to outsource processing work over which they want to retain intimate control. These dedicated centers enable our experts to liaise directly and to work in close coordination with our clients, promoting the adoption of our processing technologies and aiding in their evolution to the specific needs of our clients.

We have defined a computer equipment policy that allows us to benefit rapidly from progress in information technology. Consequently, the quality and turnaround of product delivery is constantly increasing.

Beyond conventional processing and reprocessing, we are also increasingly involved in reservoir-applied geophysics, an activity that encompasses large integrated reservoir studies from rock property description to full reservoir simulation. This includes advanced technology studies in reservoir characterization such as stratigraphic inversion and stochastic reservoir modeling. A common project with Baker Hughes, which builds upon the strengths of each organization, will develop technologies and workflows specifically designed to address the challenges of exploiting shale reservoirs.

We operate visualization centers in our Houston, London and Singapore hubs that allow teams of our clients’ geoscientists and engineers to view and interpret large volumes of complex 3D data. The visualization centers have imaging tools used for advanced interpretive techniques that enhance the understanding of regional as well as detailed reservoir geology. These visualization centers allow us to offer our expertise combined with the type of collaborative geophysical model building that enables oil companies to explore areas of complex geology such as the large sub-salt plays in the deep water Gulf of Mexico.

We have groups of scientists available to perform advanced geophysical and geological interpretation. These experts work around the world, using third party and our own proprietary software to create subsurface models for the clients and advise them on how best to exploit their reservoirs. Their expertise is related to exploration as well as production activities.

Additionally, we license our proprietary Hampson-Russell and geovation processing software to companies desiring to perform their own geophysical processing and interpretation. Research and development within these commercialized technologies is continuously ongoing. Hampson-Russell’s release of a much anticipated global software redesign to the market (HRS-9) along with an associated new program (LithoSI) was considered a technical success by our clients, and consequently a market success. Many elements of the second generation of geovation are in production mode, which is bringing the best capabilities of each of our processing systems to a common platform. Although commercialized, geovation retains newly developed technology for proprietary use, until market drivers favor release.

Activity of the Processing, Imaging & Reservoir Division in 2012

Competition and market

The main players in the data processing sector are CGG and WesternGeco. Market segmentation is characterized more by the level of technology and service than in the acquisition sectors, as illustrated by the existence of dedicated processing centers in the offices of some clients. Our computing capacities continued to increase significantly in 2012, due to the innovative use of advances in computing technology. This progress contributed to the reduction of processing times while using more complex and more accurate algorithms, with the added benefit of reducing electrical power consumption.

The revenues relating to data Processing, Imaging & Reservoir were U.S.$478 million in 2012, an 8% increase year on year, illustrating an increased demand for high-end services and higher resolution surveys. Processing, Imaging & Reservoir accounted for 14% of consolidated revenues and 19% of Services total revenues.

2013 Perspectives

Our position in data processing and imaging, along with the skills and reputation of our geoscientists, make us the industry benchmark in this segment, in particular after our acquisition of Fugro Geoscience Division.

Our strategy for the Processing, Imaging & Reservoir business is to:

•	Enhance our particular competencies in advanced technologies such as depth imaging, 3D wide azimuth, broad band, multicomponent, 4D processing and reservoir characterization,

•	Reinforce our close links with clients through both our open and dedicated centers, and

•

Leverage the natural synergies between seismic acquisition, multi-client data management and processing. An example of this is the BroadSeis technology for broadband marine seismic data, which requires the integration of Sercel recording equipment, unique acquisition techniques and our proprietary processing techniques.

The acquisition of the Fugro’s Geoscience Division, adding, amongst others, Jason in the field of the software and of Robertson in the field of the geology and of the knowledge of basins, should be strongly contributory in the implementation and the success of the Group’s strategy.

2010 performance plan

Our strategy is to pursue the performance program we announced at the end of 2010, to significantly improve our commercial, operational and financial performance by further consolidating our excellence positions or our position as market leader in the following sectors:

•	Top-of-the-range innovative onshore and offshore acquisition services and systems;

•	Imaging and reservoir services;

•	Land, marine and sea-bottom data acquisition equipment.

Implementation of the 2010 performance plan: situation as of December 31, 2012

Our 2011-2012 performance plan targeted U.S.$150 million of additional operating income annually by the end of 2012 when fully implemented. The plan was focused on:

•	Cost reduction through the implementation of a new organization and the optimization of our procurement costs;

•	The improvement of our operational performance especially in marine with the modernization plan of our 3D fleet;

•	Commercial differentiation notably through, the implementation of joint ventures in certain key countries; and

•	Technological differentiation in particular with the commercialization of our new BroadSeis solution.

The plan has been fully implemented over 2011 and 2012, as scheduled:

a)	Vessel upgrade plan is on schedule:

•

The Oceanic Endeavour and Oceanic Phoenix vessels were upgraded in the first half of 2011 and have all returned to operations with an enhanced configuration of 12 Sentinel solid streamers and Nautilus navigation systems; the Oceanic Endeavour has subsequently successfully performed the first BroadSeis survey acquired in Wide Azimuth;

•	The new X-BOW Oceanic Sirius, designed for 20 streamers, was delivered on October 3, 2011;

•	The Oceanic Champion, the last of our vessels scheduled for performance upgrade, left the shipyard on March 31, 2012 and operated in the North Sea during summer 2012;

•

Fleet utilization rates for 2012 were in line with our performance plan targets. The vessel availability rate for the full year 2012 was 90%, in line with expectations. This compares to 86% rate for the full year 2011. The vessel production rate was also 90% for the full year 2012, also in line with expectations. This compares to 86% rate for the full year 2011.

b)	Marine differentiation was strengthened (i) technically with more than 50 BroadSeis surveys acquired since the project was launched in 2010, including several in wide-azimuth; and (ii) commercially with the joint-venture agreement entered into with PetroVietnam Technical Services Corporation (PTSC), through the contribution of the Amadeus vessel to the joint-venture held at 51% by PTSC and 49% by our Group. In Russia, the Group entered into a commercial agreement for marine acquisition with JSC Sevmorneftegeofisika (SMNG), the local seismic offshore company.

c)	The cost reduction plan was delivered.

Equipment

We conduct our equipment development and production operations through Sercel and its subsidiaries. Sercel is the market leader in the development and production of seismic equipment in the land and marine seismic markets. Sercel makes most of its sales to purchasers other than CGG. As of December 31, 2012, Sercel operated six seismic equipment manufacturing facilities, located in Nantes and Saint Gaudens in France, Houston and Tulsa in the United States of America, Alfreton in England and Singapore. In China, Sercel operates through Hebei Sercel-JunFeng Geophysical Prospecting Equipment Co. Ltd. (“Sercel-Junfeng”), based in Hebei, in which Sercel has a 51% equity stake, and through Sercel-JunFeng’s subsidiary Xian Sercel Petroleum Exploration Instrument Co. Ltd. (“Xian-Sercel”). In addition, four sites in Toulouse, Les Ulis, Toulon and Brest (France) are dedicated to borehole tools (for the first two sites), marine sources and submarine acoustic instrumentation, respectively.

Description of the activity

Sercel sells its equipment and offers customer support services including training on a worldwide basis. It relates to a complete range of geophysical equipment for seismic data acquisition, including seismic recording equipment, software and seismic sources either for land (vibrators) or marine (air guns). Sercel also supplies its clients with integrated solutions.

With respect to Land equipment, the 428XL was launched on November 2005 as a successor to the 408UL system. This 400 product series represents the market standard. The 428XL continues the characteristics that made the 408 a success, such as an evolutive architecture and the option of mixing different communication media (cable, radio, micro-wave, laser and fiber-optic) to form a true network allowing the user to define data routing and hence avoid obstacles in the field. In addition, the 428 XL offers enhanced possibilities in multi-component and in high density, methods which are increasingly required to obtain a high resolution image. To respond to this demand, Sercel introduced the Giga Transverse technology that paves the way for one million channel count acquisition.

Like the 408 system, the 428 system can be used with the digital sensor unit (DSU) featuring three component digital sensors based on MicroElectroMechanicalSystems (MEMS).

Sercel enhanced its product range in September 2006 by acquiring Vibration Technology Ltd., a Scottish company specialized in wireless acquisition systems whose Unite technology is now fully integrated in the 428 environment. In 2012, Sercel launched a new and more compact version of the Unite to meet the increasing popularity of wireless systems.

Sercel is also a market leader for vibroseismic vehicles used as seismic source in land and for vibrator electronic systems (VE 464). Sercel’s latest vibrator family, called Nomad, offers high reliability and unique ergonomic features. Nomad is available with either normal tires or a tracked drive system. The track drive system allows Nomad vibrators to operate in terrain not accessible to vehicles with tires. In sand dunes or arctic conditions, this can improve crew productivity. The Nomad was designed to optimize reliability and maintenance in order to allow an intensive use on the field. Sercel also offers the Nomad 90 which is capable of exerting a peak force of 90,000 pounds and is believed to represent the heaviest vibrator on the market.

In addition to recording systems, Sercel develops and produces a complete range of geophysical equipment for seismic data acquisition and other ancillary geophysical products such as geophones, cables and connectors. The acquisition of a 51% stake in Sercel-JunFeng, based in China, in 2004, reinforced our manufacturing capabilities for geophone, cables and connectors, as well as its presence on the Chinese seismic market. In the fall of 2012, Sercel introduced the SG5 geophone featuring a low natural frequency.

In the down-hole domain, Sercel is offering its latest generation VSP tool, MaxiWave, which has received positive reviews from clients. Sercel built on its diversification into the well environment and more specifically the artificial lift in acquiring Geophysical Research Corporation on January 2012.

With respect to marine equipment, the Seal system capitalizes on the 408 architecture and electronics as well as on the latest streamer manufacturing methods. The Seal is currently the sole system with integrated electronics and now benefits from the 428’s technological enhancements. In 2005, Sercel launched the Sentinel solid streamer that is the outcome of the technological synergies realized in acquisitions performed in recent years. The Sentinel cables have become a market standard and are used to equip a majority of new seismic vessels. The new Sentinel RD is the latest generation of the Sentinel solid streamer and offers a reduced diameter and lower weight.

The SeaRay is an ocean bottom cable offered under several configurations for depth of 100 to 500 meters. This cable is based on the 428 family acquisition systems technology and allows multi-components recording owing to its DSU 3 components.

The marine range of products has been further improved with the launch of SeaProNav, a navigation software allowing the real-time positioning of streamers and Nautilus, a totally integrated system for positioning seismic streamers. These two products received a favorable reception from early users.

In 2010, Sercel, through Optoplan, delivered to a client a first permanent seabed recording system with fiber optic cable.

Throughout its recent history, Sercel significantly expanded its product range and increased its market share in the seismic equipment industry, by combining its strong organic growth with a dynamic strategy of external growth, focused on the acquisition of complementary businesses or gaps in technology. Sercel has conducted acquisition in October 2003, of Sodera S.A., a leading provider of air gun sources used mainly in marine seismic data acquisition and in 2004 with the acquisitions of a division of Thales Underwater Systems Pty Ltd. that developed and manufactured surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems, of Orca Instrumentation specialized in sub marine acoustics and of Createch in the borehole tools domain. In September 2006, Sercel acquired Vibration Technology Ltd, a Scottish company specialized in wireless systems. In May, 2008, Sercel acquired Metrolog, specialized in down-hole gauges, and in December 2008, Sercel acquired Quest Geo Solutions, a UK company focusing on navigation software. Early in 2009, Sercel acquired Optoplan, the Norwegian subsidiary of Wavefield specialized in permanent seabed recording systems using fiber optic technology. In January 2012, Sercel acquired the assets of Geophysical Research Corporation, a company specialized in downhole sensors and gauges for the oil and gas industry. Following the Geoscience Acquisition, De Regt, a manufacturer of marine cables, also entered Sercel’s perimeter.

As a result of these acquisitions, Sercel is a market leader in the development and production of both marine and land geophysical equipment. It is a global provider for the seismic acquisition industry with a balanced industrial position in terms of both product range and geographical presence on the shores of the Atlantic and in Asia-Pacific.

Activity of the Equipment Division in 2012

Sercel had global revenue of US$1,204 million, a 5% increase compared to 2011, representing an increase similar to the one of the equipment market.

Sercel external revenue amounted U.S.$954 million, an increase of 7% compared to 2011, and representing 27% of our consolidated revenue in 2012.

Competition and market

We estimate that the worldwide demand for geophysical equipment increased by 5% in 2012. This growth was mainly driven by strong demand for land seismic equipment for high-channel count supercrews operating in the Middle East. Marine demand decreased with a lower number of new build vessels. Sercel’s market share is estimated at around 60%.

The principal competitor for the manufacture of marine seismic equipment is Ion Geophysical Inc. For land products, the main competitors are Inova (a joint venture between BGP and Ion Geophysical Inc) and Geospace Technologies Corporation. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market, as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customers’ support services.

2013 outlook

Sercel plans to use continuous and intensive R&D efforts, combined with dedicated business acquisitions, to expand Sercel’s range of seismic acquisition equipment with advanced technology. We estimate that the market should in 2013 remain stable with megacrew project delays in the Middle East impacting orders, a decrease of new-built seismic vessels and Sercel’s market share remaining globally stable. In addition, the geophysical market has been characterized by an increasing demand for technology intensity both in land and in marine for high resolution imaging and we anticipate that this trend should continue in 2013. This should be favourable to Sercel due to its strong installed base. Therefore, based on our internal assumptions related to the seismic equipment market, Sercel estimates that it should maintain its leading position in the seismic data equipment market by capitalizing on growth opportunities resulting from the strength of its current product base, the application of new technologies in all of its products as well as from its diversified geographical presence, including in emerging markets.

Seasonality

Our land activity tends to increase in North America in the first quarter of the year due to the Alaskan and Canadian winter season (frozen grounds) but significantly decreases thereafter. Our marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during that period.

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

Competition

General

Most contracts are obtained through a competitive bidding process, which is standard for the industry in which we operate. Important factors in awarding contracts include service quality, technological capacity, performance, reputation, experience of personnel, customer relations and long-standing relationships, as well as price. While no single company competes with us in all of our segments, we are subject to intense competition with respect to each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more data acquisition crews than we do and have substantially greater financial and other resources. Our views below regarding the state of the market in 2013 are “forward-looking statements,” and demand may in reality be higher or lower than our current expectations.

Land

The land seismic market is extremely fragmented and characterized by intense price competition in its low end segment. The entrance on the international market of a significant number of formerly national competitors has driven prices down. In addition to CGG, the other significant service providers in the land seismic market are WesternGeco, Global Geophysical Services, BGP, and Geokinetics, and in the future, for the shallow water and ocean bottom surveys segments, Seabed Geosolutions B.V., our joint venture with Fugro. We believe that technology, quality of services and price are the principal bases of competition in this market. Relationships with local service providers and experience in challenging terrain are also important. We are positioned in the high end segment of this market with, in certain cases, partners who bring local know-how. According to our estimates, after a decrease of 15% with a negative impact on prices in 2009, volume in the land seismic market rebounded and increased marginally in 2010, although, with stable market prices. In 2011, activity was low in North Africa and Middle East as a result of political instability in the region. Activity remained solid in the rest of the world in 2011. In 2012, land activity was solid worldwide except in North Africa where politics uncertainty still prevailed. We expect that in 2013, land seismic activity will remain stable worldwide except in North America where the winter season should soften in Canada and in Alaska.

Marine

The offshore sector will have four leading participants in 2013 after the Geoscience Acquisition: WesternGeco, PGS, Polarcus and CGG. From 1999 to mid-2004, the offshore market experienced excess supply, which put downward pressure on prices. Because of the high fixed costs in this sector, excess supply was not reduced by operators but rather channeled into multi-client libraries. Whereas supply remained flat in 2003, demand increased gradually until mid-2004 and more rapidly thereafter, leading to a rapid and significant price recovery. The market upturn was confirmed in the second half of 2004 with a continuous increase of contract volumes and multi-client sales of existing and new libraries, which continued until mid-2008. Following the decline in oil prices in the second half of 2008 and in 2009, demand in seismic services significantly decreased, which, together with the increase in the global fleet, has led to over-capacity in the offshore acquisition market and subsequent downward pressure on prices. We therefore implemented a capacity adjustment plan in 2009, as did some of our major competitors. We estimate the number of 3D vessels (six streamers or more) decreased from 58 vessels at the end of 2008 to 49 at the end of 2009. However, in 2010, as demand grew again, a significant number of new vessels which were ordered prior to the downturn entered the marine market. In addition, the seismic vessels that were operating in multi-client surveys in the Gulf of Mexico at the time of the “Deepwater Horizon” platform disaster were redeployed to the international contract market. Despite the growth in demand, the marine market remained oversupplied during all of 2010 and 2011. Following an increasing demand for exploration especially in new frontiers, the market rebounded progressively in 2012 after a strong summer season. New 3D vessels increased by only 5% and the price increase was on average 10% plus in 2012. In 2013, these trends should continue and price increase is expected to be around 7% to 8% driven by new discoveries, exploration of new frontier areas and optimization of existing reservoirs. See “— Our Strategy — Actively respond to current market conditions” for certain steps that we are taking to address current market conditions.

Processing, imaging and reservoir

The processing, imaging and reservoir sector is led by CGG and WesternGeco. This market is characterized by greater client loyalty than the acquisition sector, as evidenced by the presence of processing centers on client premises. Processing capacity has multiplied in recent years as a result of improvements in computing technology. This increase in computing power has allowed improved processing quality and deadlines, as well as the use of more complex and accurate algorithms. We estimate that the processing market was down in 2009 and flat in 2010. This market grew in 2011 and in 2012 driven by higher volume of high-end marine data in complex geologies. Looking forward, we expect that demand for processing should continue to increase, mainly driven by continued growing data volumes. We believe that our unique sophisticated imaging algorithms further differentiate us in the minds of our clients facing complex geologic challenges.

Equipment

Our principal competitor for the manufacture of seismic survey equipment is Ion Geophysical Inc. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market, as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customer support services. The volume of sales in the seismic equipment market decreased by around one third in 2009, but rebounded by around 15% in 2010, for both marine equipment (streamers for newbuilds and existing vessels upgrades) and land equipment (denser acquisition trend). In 2011 and in 2012 demand for land equipment remained high driven by technology intensity, high channel count crews in the Middle East and regional activity. Demand for offshore equipment remained stable in 2011 and in 2012 as a reduced number of vessels entering the seismic market was compensated by the replacement market of existing streamers. In 2013, the equipment market is expected to be stable in a year of transition as the land market growth is highly dependent of large megacrews projects that we expect to materialize only in 2014.

Organizational Structure

CGGVeritas SA is the parent company of the CGG Group. Its principal subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization	Head office	% of interest
Sercel S.A.	France	Carquefou, France	100.0
CGGVeritas Services SA	France	Massy, France	100.0
CGGVeritas Holding B.V.	Netherlands	Amsterdam, Netherlands	100.0
CGG Marine Resources Norge AS	Norway	Hovik, Norway	100.0
CGGVeritas Marine B.V.	Netherlands	Amsterdam, Netherlands	100.0
Sercel Inc.	United States	Tulsa, Oklahoma, United States	100.0
CGGVeritas Holding (U.S.) Inc.	United States	Delaware, United States	100.0
CGGVeritas Services (U.S.) Inc.	United States	Delaware, United States	100.0
CGGVeritas Land (U.S.) Inc.	United States	Delaware, United States	100.0
CGGVeritas Services de Mexico	Mexico	Mexico City, Mexico	100.0
CGG do Brasil Participaçoes Ltda.	Brazil	Rio de Janeiro, Brazil	100.0
CGGVeritas Services (UK) Ltd	UK	Crawley, UK	100.0
CGGVeritas Services (Singapore) Pte. Ltd	Singapore	Singapore	100.0
Ardiseis FZCO	Dubai	Dubai	51.0

Property, Plant and Equipment

The following table sets forth certain information relating to the principal properties of CGG Group:

Location	Type of facilities	Size (sq.m.)	Owned/ Leased	Lease expiration date
Paris, France	Headquarters of CGGVeritas SA	1,655	Leased	2016

GEOPHYSICAL SERVICES
Massy, France	Registered office of CGGVeritas Services SA and Data processing center	17,815	Leased	2022
Massy, France	CGG University	1,488	Leased	2020
Redhill, England	Administrative offices and Operations computer hub	2,095	Leased	2029
Crawley, England	Crompton Way Offices of CGGVeritas Services (UK) Ltd. and Data processing center	9,800	Leased	2028
Olso, Norway	Offices of CGG Marine Resources Norge AS, CGGVeritas Services Norge (branch) and Data processing center	2,250	Leased	2013
Bergen, Norway	Offices of CGGVeritas Services (Norway) AS, Wavefield Inseis AS, Exploration Vessel Resources and Exploration Investment Resources II AS	7,648	Leased	2019
Cairo, Egypt	Data processing center	2,653	Owned	N/A
Lagos, Nigeria	Registered office of CGG (Nigeria) Ltd and offices of Veritas Geophysical (Nigeria) Ltd	800	Leased	2013
Geneva, Switzerland	Registered office of CGGVeritas International	606	Leased	2017
Moscow, Russia	Registered office of CGG Vostok & Data processing center	758	Leased	2013
Luanda, Angola	Offices of CGG Explo Branch and Data processing center	270	Leased	2015
Kuala Lumpur, Kuching, Malaysia	Registered office of CGGVeritas Services (Malaysia) Sdn Bhd and Data processing center	1,206	Leased	2014
Mumbai, India	Registered office of CGGVeritas Services India Pvt Ltd and Data processing center	951	Leased	2016
Singapore	Registered office of CGGVeritas Services (Singapore) Pte. Ltd. and Data Processing Center	8,183	Leased	2019
Jakarta, Indonesia	Registered office of PT Veritas Mega Pratama and Data processing center	793	Leased	2014
Beijing, China	Office of CGGVeritas Technology Services (Beijing) Co, Ltd and Research and development center	533	Leased	2014
Perth, Australia	Registered office of CGGVeritas Services (Australia) Pty Ltd and Data processing center	1,580	Leased	2014
Bangkok, Thailand	Offices of CGGVeritas Services SA (branch)	567	Leased	2013
Calgary, Canada	Registered office of Hampson Russell Ltd Partnership and Data processing center	8,640	Leased	2015
Calgary, Canada	Land Operation offices (Canada)	3,995	Leased	2014

Location	Type of facilities	Size (sq.m.)	Owned/ Leased	Lease expiration date
Houston, Texas, USA	Principal executive offices of CGGVeritas Services (U.S.) Inc. and Data processing center	32,609	Leased	2020
Rio de Janeiro, Brazil	Registered office of CGG Do Brazil Participacoes LTDA and Data processing center	1,521	Leased	2012/2013
Villahermosa, Mexico	Data processing center	660	Leased	2013
Mexico City, Mexico	Registered office of CGGVeritas Services de Mexico SA de CV	570	Leased	2013
Caracas, Venezuela	Administrative offices of EXGEO CA	315	Leased	2013

EQUIPMENT
Carquefou, France	Sercel manufacturing and research & development facilities recording equipment (land and marine)	25,005	Owned	N/A
Saint Gaudens, France	Sercel manufacturing and research & development facilities	23,051	Owned	N/A
Houston, Texas, U.S.A (ParkRow, Fallstone A)	Offices and manufacturing premises of Sercel	33,932	Owned	N/A
Houston, Texas, U.S.A	Offices and manufacturing premises of Sercel	14,256	Leased	2014
Xu Shui, China (Fallstone B, Techway, Waller)	Manufacturing and research & development facilities	59,247	Owned	N/A
Calgary, Canada	Offices and warehousing premises of Sercel	3,995	Owned	N/A

The following table sets forth certain information relating to the principal properties of the Fugro’s Geoscience Division acquired by CGG on January 31, 2013:

Location	Type of facilities	Size (sq.m.)	Owned/ Leased	Lease expiration date
Skoyen, Oslo, Norway	Offices	9,320	Leased	2020
Moscow, Russia	Offices	951	Leased	2015
Swanley, Kent, UK	Offices	1,381	Leased	2014
Wallingford, UK	Offices and warehouse	1,381	Leased	2016
Lhanrhos, North Wales, UK	Offices and laboratories	78,785	Leased	2016
Conwy North Wales, UK	Offices/storage facility	3,329	Owned	N/A
Calgary, Canada	Warehouse	5,070	Leased	2013
Toronto, Canada	Offices	3,448	Leased	2018
Hillcroft, Houston, USA	Offices	74,712	Leased	2014
Schulenburg, USA	Offices	28,230	Owned	N/A
Perth, Australia	Offices	3,867	Leased	2014
Beijing, China	Offices	677	Leased	2015
Mumbai, India	Offices	906	Leased	2013

We also lease other offices worldwide to support our operations. We believe that our existing facilities are adequate to meet our current requirements.

Information concerning our seismic vessels is set out under “Marine Acquisition” above.

Environmental Matters and Safety

CGG has a structured approach to Health, Safety, Security and Environment (HSE), built on our HSE management system. The HSE management system is consistent with the Oil & Gas Producers (OGP) Guidelines for the Development and Application of Health, Safety and Environment management systems which has become a de facto industry standard. The HSE management system is implemented across our activities; it has a wide scope including the health, safety and security of our permanent employees, our seasonal employees and our sub-contractors working on our projects, as well as the environmental impact of all of our projects and facilities.

A dedicated HSE organization comprising 130 professionals supports the operating divisions in all aspects of the management system, from risk identification and control through training and communication to emergency response in the event of an incident. This professional staff, which is widely distributed across our business, monitors the local regulatory environment in HSE and assists our line management in putting the necessary compliance measures in place.

Below is a summary of our major initiatives in 2012:

—	Focus on High Risk/Low Frequency events, resulting in steady reduction in High Potential Incidents;

—	Full deployment of the “Rules to Live By” program with an associated move to a “fair and just” consequence management approach;

—	Continuation of the road transport safety program which has been paying off with a reduced moving vehicle crash rate and no related serious injuries;

—	Monitoring of worldwide energy consumption for us. New products (such as Sercel SD Streamer) and new methods (such as computer system oil cooling) continue to reduce our energy footprint.

Legal Proceedings

From time to time we are involved in legal proceedings arising in the normal course of our business. We do not expect that any of these proceedings, either individually or in the aggregate, will result in a material adverse effect on our consolidated financial condition or results of operations.

ION litigation

On February 16, 2011, the United States District Court for the Eastern District of Texas entered its final judgment and permanent injunction with regards to the patent lawsuit between Sercel and ION Geophysical (“ION”). The injunction enjoins Sercel from making, offering for sale, selling, using or importing Sercel digital sensor “DSU” technology and products in the United States. It does not restrict Sercel’s ability to use, manufacture, sell or deliver the DSU products anywhere else in the world. It also does not relate to the Sercel 408UL and 428XL recording systems. Sercel can continue to promote, sell and deliver these systems in the United States. Specifically, the injunction states that the offer to sell the DSU products when the manufacture, sale and delivery occur outside the United States does not constitute an act of infringement or a violation of the injunction. Furthermore, the promotion or marketing of the DSU technology in the United States does not violate the injunction when the manufacture, sale and delivery occur outside of the United States

On March 8, 2011, Sercel Inc. posted a U.S.$12.8 million bond (corresponding to the U.S.$10.7 million damages awarded to ION plus 20% interest) and filed a notice of appeal. We recorded a provision of this amount as of December 31, 2011.

On February 17, 2012, the United States Federal Circuit Court of Appeals affirmed the judgment of the lower court. The injunction will remain in effect until the patent expires in December 2015.

The second trial relating to the amount of additional damages for the sale of Sercel SeaRays systems manufactured in Houston has been settled between the parties.

There are no longer any on-going legal proceedings against the Group in this respect.

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

We do not expect this matter to have any material impact on our results of operation, financial position, or cash flows.

Item 4A:	UNRESOLVED STAFF COMMENTS

None.

Item 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Between July 1, 2010 and January 31, 2013, our Group was organized in five divisions and operated in two industry segments, which were our primary reporting segments (see note 19 to our consolidated financial statements):

—	a Geophysical services segment, which comprised:

•	Marine contract: seismic data acquisition offshore undertaken on behalf of a specific client;

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken on behalf of a specific client;

•	Processing, Imaging and Reservoir: processing and imaging as well as interpretation of geophysical data, data management and reservoir studies undertaken on behalf of clients; and

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

—

a Geophysical equipment segment, which was conducted through Sercel Holding S.A. and its subsidiaries, comprised our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

Starting February 1, 2013, and following the Geoscience Acquisition, we changed our organization and now have three business segments: Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), that will be reported as such in 2013. Our consolidated financial statements will include comparative information for 2011 and 2012.

We report financial information by segment in accordance with our internal reporting system and the internal segment information that is used to manage and measure our performance.

Operating Results

The following operating and financial review and prospects should be read in conjunction with our consolidated annual financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and as adopted by the European Union on December 31, 2012.

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, including changes in exchange rates, particularly the value of the euro against the dollar, and changes in oil prices, which are also generally denominated in dollars. See “Trend Information” and “Geophysical market environment” herein.

Foreign exchange fluctuations

As a company that derives a substantial amount of its revenues from international sales, that are often denominated or linked to the U.S. dollar but with costs that are to a certain extent denominated in euros, our results of operations are affected by fluctuations in currency exchange rates. Changes between the U.S. dollar and euro or other currencies may adversely affect our business by negatively impacting our results of operations and earnings.

The exchange rates as of December 31, 2010, 2011 and 2012 were U.S.$1.336, U.S.$1.2939 and U.S.$1.3194, respectively, per euro, and the average exchange rates for the years 2010, 2011 and 2012 were U.S.$1.3285, U.S.$1.4025 and U.S.$1.2900 respectively, per euro.

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

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. Exploration & production companies have budgeted an overall increase in exploration and production spending with a strong focus on international activity. We expect this to continue to drive price increase in marine and overall volume growth in 2013.

See “Item 4: Information on the Company — Industry Conditions” for a discussion of developments in the geophysical Industry.

Acquisitions and disposals

Acquisitions and disposals have had a significant impact on our year-on-year revenues. Recent acquisitions and disposals have included:

During 2012

•	Geophysical Research Company

On January 17, 2012, Sercel acquired the assets of Geophysical Research Company, LLC (“GRC”). Headquartered in Tulsa, Oklahoma (USA), and established in 1925 by Amerada Petroleum Corporation, GRC is a leading provider of downhole sensors and gauges for the oil and gas industry. The purchase price amounted to U.S.$66 million, including an earn-out of U.S.$17 million, and after allocation of the purchase price, we recorded a final goodwill of U.S.$23 million.

•	PTSC CGGVeritas Geophysical Survey

On March 27, 2012, we contributed the seismic vessel Amadeus, a high capacity 3D seismic vessel, to our newly established joint-venture PTSC CGGVeritas Geophysical Survey Company Limited, while PTSC contributed the Binh Minh, a 2D seismic vessel. The joint-venture is 51% owned by PTSC and 49% owned by CGG.

•	Spectrum ASA

During the year ended December 31, 2012, we sold a 18.82% stake in Spectrum ASA and we recognized a gain amounting to U.S.$15 million. Our remaining shareholding interest as of December 31, 2012 represented 10.14% of Spectrum ASA. Spectrum ASA was accounted for under the equity method in our financial statements.

•	Fugro’s Geoscience Division

On September 24, 2012, we agreed to acquire most of the Geoscience division of Fugro, N.V. (“Fugro”), pursuant to the terms of a Sale and Purchase Agreement (the “SPA”) between us and Fugro. In particular, we agreed to acquire Fugro-Geoteam (specializing in marine streamer seismic data acquisition); Fugro Seismic Imaging (specializing in seismic data processing services); Fugro Geophysical and Geological Services (specializing in geographical exploration services); and De Regt Marine Cables (specializing in high-end cables and umbilicals), as well as all related entities and assets, but excluding Fugro’s multi-client library and ocean bottom nodes (“OBN”) activity (the acquired activities are referred to herein as the “Geoscience Division”).

Pursuant to the terms of the SPA (as amended on January 27, 2013), we also agreed to establish certain strategic partnerships with Fugro, in particular, to:

—	establish a joint venture with Fugro, to which Fugro would contribute its OBN activity and we would contribute our shallow water, ocean bottom cable (“OBC”) and OBN activities (the “Seabed JV”); and

—

enter into certain commercial agreements with Fugro, including (i) a non-exclusive selling and marketing agreement with respect to Fugro’s multi-client library, (ii) a technological and commercial agreement providing reciprocal preferred supplier status and (iii) a transitional services agreement.

The total price for the acquisition was €1.2 billion subject to further customary price adjustments (in particular relating to the amount of working capital of the Geoscience Division). The transaction was subject to customary conditions precedent, in particular mandatory anti-trust clearances. Closing of the commercial agreements and the acquisition took place on January 31, 2013, with the exception of the airborne activity and certain minor assets which will be contributed later in 2013, once all operating licenses and administrative authorizations have been received. The Seabed JV was substantially closed on February 16, 2013. Taking into account the estimate of the acquired working capital as of the closing date and the amount due by Fugro to reach a 60% shareholding in the Seabed JV, the net cash cost of the transaction amounted to €975 million.

This acquisition was financed with the net proceeds of the €414 million capital increase by way of a rights issue we conducted in October 2012, with the net proceeds of the €360 million convertible bonds we issued in November 2012, and with a vendor loan from Fugro which was agreed upon to achieve a rapid closing. This vendor loan amounted to €125 million at the closing date, to be extended to €225 million at the date of effective acquisition of the airborne activity.

In accordance with the terms of the SPA and especially the establishment of the Seabed JV, we reclassified the contributed assets for U.S.$76.4 million in “assets held for sale” in our balance sheet as of December 31, 2012. We also reclassified the related goodwill to assets held for sale for U.S.$300 million.

During 2011

•	Norfield AS

On January 13, 2011, the exchange of assets between certain subsidiaries of CGG and the Norwegian group Norfield was completed. As a result of this transaction, we acquired Voyager AS (renamed Exploration Vessel Resources II AS), the owner of the seismic vessel Voyager and sold the seismic vessel Venturer to Norfield. CGG is no longer a shareholder of Norfield AS. CGG owns 100% of Exploration Vessel Resources II AS. This company has been fully consolidated in our financial statements since January 13, 2011.

We recorded a gain of U.S.$10.9 million in the line item “Other revenues (expenses)” in our statement of operations from the disposal of our assets in relation to this transaction.

On the date we acquired it, Exploration Vessel Resources II AS entered into a U.S.$45 million credit facility secured by a pledge over the Voyager and subject to substantially the same covenants as our U.S. senior credit facilities.

•	Petrodata Consulting LLC

On March 17, 2011, we purchased for U.S.$2.5 million Petrodata Consulting LLC, a Moscow-based company offering static and dynamic reservoir modeling, reserve estimation and risking, and field development services to the international oil and gas industry. CGG owns 100% of the company. Petrodata Consulting LLC is fully consolidated in our financial statements.

•	PT Elnusa-CGGVeritas Seismic

On April 7, 2011, an agreement was signed with PT Elnusa Tbk to create a marine joint venture company in Indonesia, PT Elnusa-CGGVeritas Seismic. The company delivers 2D and 3D marine seismic acquisition services to oil and gas company clients, mainly in Indonesia and operated the first Indonesian-owned and flagged seismic vessel, the Pacific Finder.

PT Elnusa-CGGVeritas Seismic, under joint control, is 51% owned by Elnusa and 49% owned by CGG. This company has been accounted for under the equity method in our financial statements since July 5, 2011.

•	PTSC CGGVeritas Geophysical Survey Company Limited

On April 19, 2011, we entered into an agreement with PetroVietnam Technical Services Corporation (PTSC) to create a marine joint venture company. PTSC CGGVeritas Geophysical Survey Company Limited delivers 2D and 3D marine seismic acquisition services to oil and gas company clients, mainly in Vietnamese waters and the region.

•	CGGVeritas Eidesvik Ship Management AS

On June 27, 2011, we signed a joint venture agreement with Eidesvik offshore to create a joint venture to manage ten high-capacity 3D vessels in our fleet, including the two new X-BOW vessels, Oceanic Vega and Oceanic Sirius.

The joint venture, CGGVeritas Eidesvik Ship Management AS, is 51% owned by Eidesvik and 49% owned by CGG. This company has been accounted for under the equity method in our financial statements since June 27, 2011.

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

On October 3, 2011, in conjunction with this transaction, Spectrum issued convertible bonds for an aggregate amount of U.S.$13.6 million (NOK77 million). The conditions of this issue are described in the prospectus issued by Spectrum on September 14, 2011. In this scope, we were allocated 27,682,970 convertible bonds representing U.S.$4.9 million (NOK27.7 million). On December 30, 2011, we converted these bonds and received 1,977,355 shares of Spectrum.

As a result, CGG held 10,840,181 shares of Spectrum, representing 29% of its share capital. This company has been accounted for under the equity method in our financial statements since September 15, 2011. The investment amounted to U.S.$26.7 million.

•	Cybernetix

During 2011, we sold all of our shareholding in Cybernetix. The gain of U.S.$4.2 million from this disposal was recorded in the line item “Other revenues (expenses)” in our statement of operations.

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

On June 30, 2010, we entered into an agreement with Norfield AS to acquire full ownership of the seismic vessel Voyager in exchange for the Venturer and other assets as part of the restructuring of Norfield AS. As a result of this agreement, U.S.$79.4 million of assets to be transferred to Norfield AS were classified as “held for sale” on our balance sheet as of December 31, 2010 (see notes 21 and 30).

•	Gardline

On July 2, 2010, CGGVeritas Holding BV signed a Memorandum of Association with Gardline Geosurvey Limited to incorporate a new company in Singapore, Gardline CGGV Pte. Ltd., to operate the seismic vessel Duke in the Indian Ocean. CGG owns 49% of Gardline CGGV Pte. Ltd. This ownership interest is accounted for under the equity method in our financial statements.

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

Rights offering/Share capital increase

A share capital increase through the distribution of preferential subscription rights to existing shareholders was launched on September 26, 2012 to partially fund the acquisition of the businesses of the Fugro’s Geoscience division (described above). Settlement and delivery of the new shares took place on October, 23 2012.

The final gross proceeds amounted to €413,609,320, corresponding to the issuance of 24,329,960 new shares. Following the capital increase, the share capital of CGGVeritas SA was composed of 176,392,225 shares with a nominal value of €0.40 each, for a total share capital of €70,556,890.

Issue of bonds convertible into and/or exchangeable for new or existing shares

On November 20, 2012, we issued 11,200,995 bonds convertible into and/or exchangeable for new or existing shares of the company to be redeemed on January 1, 2019 (the “2019 OCEANE convertible bonds”) for a total nominal amount of €360 million.

The 2019 OCEANE convertible bonds’ nominal value was set at €32.14 per bond, representing an issue premium of 40% of the CGG reference share price on the regulated market of NYSE Euronext in Paris.

The 2019 OCEANE convertible bonds bear interest at a rate of 1.25 % payable semi-annually in arrear on January 1 and July 1 of each year. Under certain conditions, the bonds may be redeemed prior to maturity at our option. We used the net proceeds of the issuance to finance part of the purchase price of the Geoscience Acquisition.

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

Our backlog for our Services and Equipment segments was U.S.$1.24 billion as of January 1, 2013.

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

Change in reporting currency

Effective January 1, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of our revenues, costs and cash-flows, which are primarily generated in U.S. dollars, and hence, to better present the financial performance of the Group. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars.

The currency translation adjustment was set to nil as of January 1, 2004 on transition to IFRS and has been re-presented on the basis that the Group has reported in U.S. dollars since that date.

The functional currency of the parent company remains the euro. The currency translation adjustment resulting from the parent company is presented in other reserves.

The main restatements related to the change in the presentation currency from euro to U.S. dollar are as follows (in millions):

	Historical consolidated financial statements as of Dec. 31, 2011 in euros	Historical consolidated financial statements of Dec. 31, 2011 converted into U.S. dollars(1)	Restatements(2)	Restated consolidated financial statements as of Dec. 31, 2011 in U.S. dollars
Common stock, additional paid-in capital, retained earnings and other	2,883.1	3,730.5	+102.4	3,832.9
Cumulative translation adjustment	55.8	72.2	(99.8)	(27.6)

Equity attributable to owners of CGGVeritas SA	2,938.9	3,802.7	+2.6	3,805.3

(1)	Converted at the closing exchange rate of U.S.$ 1.2939 per euro.
(2)

Differences between historical currency exchange rates and the closing rate of U.S.$ 1.2939 per 1 euro, including U.S.$(17) million translation adjustments from the parent company presented in other reserves.

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

Year ended December 31, 2012 compared with year ended December 31, 2011

Operating revenues

The following table sets forth our consolidated operating revenues by division, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Year ended December 31,
	2012		2011 (restated)
	U.S.$	%	U.S.$	%
	(in millions of US dollars, except percentages)
Land contract	498.2	15%	372.8	12%
Marine contract	1,008.9	30%	977.1	31%
Processing, Imaging and Reservoir	478.0	14%	442.7	14%
Multi-client	471.7	13%	496.9	15%
Total Services	2,456.8	72%	2,289.5	72%
Equipment	953.7	28%	891.4	28%
Total	3,410.5	100%	3,180.9	100%

Our consolidated operating revenues for the year ended December 31, 2012 increased 7% to U.S.$3,410.5 million from U.S.3,180.9 million for 2011, attributable to our both segments.

Services

Operating revenues for our Services segment (excluding intra-group sales) increased 7% to U.S.$2,456.8 million for the year ended December 31, 2012 from U.S.$2,289.5 million for 2011 mainly due to a better fleet operational performance and a sustained activity in Processing, Imaging & Reservoir.

Marine contract

Operating revenues from our Marine contract division for the year ended December 31, 2012 increased 3% to U.S.$1,008.9 million from U.S.$977.1 million for 2011 due to better operational performance and marine price increase in the second half of the year, partly offset by the fact that more vessels were allocated to multi-client surveys. Our vessel availability and production rates were both 90% in 2012 compared to 86% in 2011, and our 3D vessels were allocated 77% to contract in 2012 compared to 91% in 2011.

Land contract

Operating revenues from our Land contract division increased 34% to U.S.$498.2 million for the year ended December 31, 2012 from U.S.$372.8 million for 2011 mainly due to a strong increase in activity in North America during the summer.

Processing, Imaging & Reservoir

Operating revenues from our Processing, Imaging & Reservoir division increased 8% to U.S.$478.0 million for the year ended December 31, 2012 from U.S.$442.7 million for 2011, driven by sustained demand in high-end imaging and by high levels of activity in our large data processing centers.

Multi-client

Operating revenues from our Multi-client division for the year ended December 31, 2012 decreased 5% to U.S.$471.7 million from U.S.$496.9 million for 2011.

Multi-client marine data library revenues decreased 10% to U.S.$329.1 million for the year ended December 31, 2012 from U.S.$365.4 million for 2011. Prefunding, with a rate of 62%, increased to U.S.$155.8 million for the year ended December 31, 2012 from U.S.$62.8 million for 2011 as we allocated less of our 3D fleet to contract activity in 2012. After-sales decreased 43% to U.S.$173.3 million for the year ended December 31, 2012 from U.S.$302.6 million for 2011, due in particular to the delay of licensing rounds in Brazil.

Multi-client land data library revenues increased 8% to U.S.$142.6 million for the year ended December 31, 2012 from U.S.$131.5 million for 2011. Prefunding, with a rate of 96% increased 9% to U.S.$107.8 million for the year ended December 31, 2012 from U.S.$99.3 million for 2011 due to our activity in the U.S. with our Marcellus shale plays program. After-sales increased slightly to U.S.$34.8 million for the year ended December 31, 2012 from U.S.$32.2 million for 2011 as demand remained low.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, increased 5% to U.S.$1,204.3 million for the year ended December 31, 2012 from U.S.$1,142.0 million for 2011, driven by the high level of land equipment sales.

Operating revenues for our Equipment segment, excluding intra-group sales, increased 7% to U.S.$953.7 million for the year ended December 31, 2012 from U.S.$891.4 million for 2011.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 1% to U.S.$2,685.4 million for the year ended December 31, 2012 from U.S.$2,649.4 million for 2011. As a percentage of operating revenues, cost of operations decreased to 79% for the year ended December 31, 2012 from 83% for 2011. Gross profit increased 36% to U.S.$728.7 million for the year ended December 31, 2012 from U.S.$534.8 million for 2011, representing 21% and 17% of operating revenues, respectively.

Research and development expenditures increased 20% to U.S.$92.8 million for the year ended December 31, 2012 compared to U.S.$77.0 million for the year ended December 31, 2011, representing 3% and 2% of operating revenues, respectively.

Marketing and selling expenses increased 16% to U.S.$96.0 million for the year ended December 31, 2012 from U.S.$83.1 million for the year ended December 31, 2011.

General and administrative expenses decreased 10% to U.S.$184.1 million for the year ended December 31, 2012 from U.S.$203.5 million for 2011. As a percentage of operating revenues, general and administrative costs represented 5% for the year ended December 31, 2012 compared to 6% for the year ended December 31, 2011.

Other expenses, amounting to U.S.$26.7 million for the year ended December 31, 2012, were mainly related to a U.S.$30 million impairment loss on the Veritas trade name due to the rebranding of the Group from “CGGVeritas” to “CGG” and also Fugro’s acquisition costs. Other revenues for the year ended December 31, 2011 amounted to U.S.$34.3 million, mainly due to a U.S.$11 million gain on disposal of assets in relation to the Norfield transaction completed on January 13, 2011 and a U.S.$19 million gain on the sale of our 2D marine data library in relation to the Spectrum transaction completed on September 15, 2011.

Operating Income (Loss)

Our operating income increased 60% to U.S.$329.1 million for the year ended December 31, 2012 from U.S.$205.5 million for 2011. Before the impact of the rebranding of the Group to CGG and Fugro’s acquisition costs, our operating income was U.S.$365.4 million for the year ended December 31, 2012.

Operating income from our Services segment increased significantly to U.S.$131.0 million for the year ended December 31, 2012 compared to U.S.$8.5 million for the year ended December 31, 2011.

Operating income from our Equipment segment increased 7% to U.S.$380.4 million for year ended December 31, 2012 from U.S.$354.0 million for the year ended December 31, 2011.

Financial Income and Expenses

Cost of net financial debt decreased 10% to U.S.$156.7 million for the year ended December 31, 2012 from U.S.$174.5 million mainly due to an accelerated amortization for U.S.$22 million in issuing fees recognized in 2011 related to the redemption of U.S.$530 million principal amount of our 7 1/2% Senior Notes due 2015 and repayment of the U.S.$508 million outstanding under our term loan B facility.

Other financial expenses were U.S.$19.7 million for the year ended December 31, 2012 compared to an income of U.S.$0.8 million for the year ended December 31, 2011, principally due to a U.S.$12 million arrangement fee related to a €700 million bridge loan that was available to finance part of the acquisition the Fugro’s Geoscience Division (though it was not ultimately drawn) and unfavorable currency fluctuations.

Income Taxes

Income taxes increased to U.S.$98.7 million for the year ended December 31, 2012 from U.S.$62.5 million for 2011, mainly due to the increase of our profit before tax.

Share of Income (Loss) in Companies under equity method

Income from investments accounted for under the equity method was U.S.$37.4 million for the year ended December 31, 2012 compared to U.S.$16.4 million for the year ended December 31, 2011. This increase was mainly attributable to our share in the income of Argas, our joint venture in Saudi Arabia.

Net Income (Loss)

Net income was U.S.$91.4 million for the year ended December 31, 2012 compared to a net loss of U.S.$14.3 million for the year ended December 31, 2011as a result of the factors discussed above.

Year ended December 31, 2011 compared with year ended December 31, 2010

Operating revenues

The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Year ended December 31,
	2011 (restated)		2010 (restated)
	U.S.$(1)%		U.S.$(1)%
	(in millions of US dollars, except percentages)
Land contract	372.8	12%	381.4	13%
Marine contract	977.1	31%	778.1	28%
Processing, Imaging and Reservoir	442.7	14%	389.1	13%
Multi-client	496.9	15%	534.3	18%
Total Services	2,289.5	72%	2,082.9	72%
Equipment	891.4	28%	821.4	28%
Total	3,180.9	100%	2,904.3	100%

Our consolidated operating revenues for the year ended December 31, 2011 increased 10% to U.S.$3,180.9 million from U.S.$2,904.3 million for 2010.

Services

Operating revenues for our Services segment, which was impacted by the events in the Gulf of Mexico and the continued oversupply in the marine market, increased 10% to U.S.$2,289.5 million for the year ended December 31, 2011 from U.S.$2,082.9 million for 2010.

Marine contract

Operating revenues from our Marine contract division for the year ended December 31, 2011 increased 26% to U.S.$977.1 million from U.S.$778.1 million for 2010, mainly due to challenging market conditions as overcapacity was prolonged by the reduction of activity in the Gulf of Mexico.

In 2011, our vessel availability rate and our production rate were both 86%, compared to respectively 88% and 91% for 2010.

Land contract

Operating revenues from our Land contract division decreased 2% to U.S.$372.8 million for the year ended December 31, 2011 from U.S.$381.4 million for 2010, mainly due to higher activity in North America, driven by oil sand multi-component projects, and Middle East. We operated on average 15 crews worldwide in 2011 compared to 15 crews in 2010, including Argas crews in Saudi Arabia.

Processing, Imaging and Reservoir

Operating revenues from our Processing, Imaging and Reservoir division increased 14% to U.S.$442.7 million for the year ended December 31, 2011 from U.S.$389.1 million for 2010 as demand for our high-end depth imaging technologies continued to grow.

Multi-client data library

Operating revenues from our Multi-client division decreased 7% to U.S.$496.9 million for the year ended December 31, 2011 from U.S.$534.3 million for 2010.

Multi-client marine data library revenues decreased 6% to U.S.$365.4 million for the year ended December 31, 2011 from U.S.$388.4 million for 2010. Prefunding, with a rate of 63%, decreased 65% to U.S.$62.8 million for the year ended December 31, 2011 from U.S.$170.1 million for 2010 as our 3D fleet was allocated mainly to contract activity in 2011, while we waited for better visibility in the Gulf of Mexico. After-sales increased 39% to U.S.$302.6 million for the year ended December 31, 2011 from U.S.$218.3 million for 2010, with a higher demand ahead of scheduled worldwide lease sales.

Multi-client land data library revenues decreased 10% to U.S.$131.5 million for the year ended December 31, 2011 from U.S.$145.9 million for 2010. Prefunding, with a rate of 76% increased 22% to U.S.$99.3 million for the year ended December 31, 2011 from U.S.$76.9 million for 2010 due to our activity in the U.S. with our shale plays program activity. After-sales decreased 53% to U.S.$32.2 million for the year ended December 31, 2011 from U.S.$69.0 million for 2011 as demand remained low.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, increased 15% to U.S.$1,142.0 million for the year ended December 31, 2011 from U.S.$999.6 million for 2010, mainly due to the significant increase in demand for land as a result of the increase in high channel count crews and also in certain regions.

Operating revenues for our Equipment segment, excluding intra-group sales, increased 8% to U.S.$891.4 million for the year ended December 31, 2011 from U.S.$821.4 million for the comparable period in 2010.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 14% to U.S.$2,649.4 million for the year ended December 31, 2011 from U.S.$2,321.8 million for 2010. As a percentage of operating revenues, cost of operations increased to 83% for the year ended December 31, 2011 from 80% for 2010. Gross profit decreased 9% to U.S.$534.8 million for the year ended December 31, 2011 from U.S.$586.8 million for 2010, representing 17% and 20% of operating revenues, respectively.

Research and development expenditures increased 2% to U.S.$77.0 million for the year ended December 31, 2011 compared to U.S.$75.7 million for the year ended December 31, 2010, representing 2% and 3% of operating revenues, respectively.

Marketing and selling expenses increased 1% to U.S.$83.1 million for the year ended December 31, 2011 from U.S.$81.9 million for the year ended December 31, 2010.

General and administrative expenses decreased 9% to U.S.$203.5 million for the year ended December 31, 2011 from U.S.$223.8 million for 2010, due to costs saving measures. As a percentage of operating revenues, general and administrative costs represented 6% for the year ended December 31, 2011 compared to 8% for the year ended December 31, 2010.

Other revenues amounted to U.S.$34.3 million for the year ended December 31, 2011 mainly due to a U.S.10.9 million gain on disposal of assets in relation to the Norfield transaction completed on January 13, 2011 and a U.S.$18.8 million gain on sale of our 2D marine data library in relation to the Spectrum transaction completed on September 15, 2011. Other expenses for the year ended December 31, 2010 amounted to U.S.$118.0 million, principally due to restructuring costs of U.S.$39.4 million and U.S.$98.8 million of impairment related to multi-client surveys.

Operating Income (Loss)

Our operating income was U.S.$205.5 million for the year ended December 31, 2011 compared to U.S.$87.4 million for 2010 before restructuring costs and impairment losses.

Operating income from our Services segment was U.S.$8.5 million for the year ended December 31, 2011 compared to an operating loss of U.S.$91.5 million for the year ended December 31, 2010 before restructuring costs and impairment losses.

Operating income from our Equipment segment increased 23% to U.S.$354.0 million for the year ended December 31, 2011 from U.S.$287.4 million for 2010.

Financial Income and Expenses

Cost of net financial debt increased 25% to U.S.$174.5 million for the year ended December 31, 2011.

Other financial gain was U.S.$0.8 million for the year ended December 31, 2011 compared to U.S.$11.2 million for 2010 due to favorable changes in currency exchange rates.

Income Taxes

Income taxes amounted to U.S.$62.5 million for the year ended December 31, 2011 compared to U.S.$17.9 million for 2010. Income taxes for the year ended December 31, 2011 and 2010 included a deferred tax asset of U.S.$73 and U.S.$56 million related to loss carry forward in France, respectively.

Share of Income (Loss) in Companies under equity method

Income from investments accounted for under the equity method decreased to U.S.$16.4 million for the year ended December 31, 2011 from a loss of U.S.$1.0 million for the year ended December 31, 2010 mainly due to our share in the income of Argas, our joint venture in Saudi Arabia.

Net Income (Loss)

Net loss was U.S.$14.3 million for the year ended December 31, 2011 compared to U.S.$60.4 million for 2010 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal liquidity needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as the Fugro’s Geoscience Division most recently).

Our capital expenditures for the years 2012, 2011 and 2010 are described below under “Cash Flows — Investing Activities”. We plan to make the following capital expenditures in 2013:

•	industrial capital expenditures of between U.S.$350 million and U.S$400 million;

•	multi-client capital expenditures of between U.S.$350 million and U.S.$400 million, with a prefunding rate above 75%.

We intend to fund our liquidity needs through cash generated from operations, senior notes and borrowings under our U.S. and French revolving credit facilities. Our U.S. revolving credit facility is for up to U.S.$79 million (undrawn as of December 31, 2012), maturing January 2014, and our French revolving credit facility is for up to U.S.$200 million (undrawn as of December 31, 2012), maturing February 2014. We have also from time to time in the past raised funds through issuances of shares and convertible bonds and may do so in the future.

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

Cash Flows

Operating Activities

Our net cash provided by operating activities was U.S.$920.9 million for the year ended December 31, 2012 compared to U.S.$789.9 million for 2011 and U.S.$565.9 million for 2010.

Before changes in working capital, our net cash provided by operating activities was U.S.$859.6 million for the year ended December 31, 2012 compared to U.S.$673.1 million for 2011 and U.S.$635.4 million for 2010. Changes in working capital for the year ended December 31, 2012 had a positive impact of U.S.$61.3, compared to a positive impact of U.S.$116.8 million for 2011 and a negative impact of U.S.$69.5 million in 2010.

Investing Activities

Our net cash used in investing activities was U.S.$744.6 million for year ended December 31, 2012 compared to U.S.$538.5 million for 2011 and U.S.$524.2 million for 2010.

During the year ended December 31, 2012, capital expenditures amounted to U.S.$368.8 million compared to U.S.$365.6 million and U.S.$279.6 million for the years ended December 31, 2011 and 2010, respectively.

In 2012, we upgraded our seismic vessel Oceanic Champion. In 2011, we upgraded our seismic vessels Oceanic Phoenix and Oceanic Endeavour and equipped the Pacific Finder and the Oceanic Sirius with Sentinel streamers, delivered in June and October 2011, respectively. In 2010, we equipped the Viking II and the Oceanic Vega with Sentinel streamers and we started the upgrade of the Geowave Master (now named Oceanic Phoenix) and Geowave Endeavour (named Oceanic Endeavour).

We invested U.S.$363.8 in our multi-client library during the year ended December 31, 2012 principally in offshore Brazil and Angola and onshore U.S. In 2011, we invested U.S.$203.2 million primarily in North America and Brazil. In 2010, we invested U.S.$259.6 million.

The net book value of our marine and land multi-client data library was U.S.$604.2 million compared to U.S.$527.3 million as of December 31, 2011 and U.S.$602.9 million as of December 31, 2010.

On January 17, 2012, Sercel acquired the assets of Geophysical Research Company, LLC with a net investment of U.S.$52.5 million, after an initial payment of U.S.$49.7 million and an additional payment of U.S.$2.8 million in April 2012.

Proceeds from disposal of assets in 2012 (U.S.$35.4 million) were mainly related to the sale of an 18.82% stake in Spectrum ASA. They corresponded mainly to the sale of our 2D multi-client marine library in 2011 and to the sale of our seismic vessel Harmattan in 2010.

Financing Activities

Our net cash generated in financing activities for the year ended December 31, 2012 was U.S.$794.8 million compared to a use of U.S.$161.9 million in 2011 and U.S.$276.0 million in 2010.

In October 2012, we concluded a share capital increase through the distribution of preferential subscription rights to existing shareholders to partially fund the acquisition of the businesses of the Fugro’s Geoscience division.

The final gross proceeds amounted to €413,609,320, corresponding to the issuance of 24,329,960 new shares.

In November, 2012, we issued bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2019 for a total nominal amount of €360 million.

We used the net proceeds of the issuance to partially fund the acquisition of the businesses of the Fugro’s Geoscience division.

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

Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of the borrower and other subsidiaries of CGGVeritas SA. Revolving loans may be made at any time prior to the final maturity of the U.S. revolving facility, of which a portion matured on January 12, 2012 and, following our amendment to the facility on December 15, 2011 (as described below), the remainder (U.S.$79 million) matures on January 12, 2014.

The obligations of CGGVeritas Holding (U.S.) Inc. as borrower under the U.S. revolving facility are guaranteed by us and certain of our subsidiaries. We have pledged first-priority security in the shares of CGGVeritas Holding B.V., CGGVeritas Holding (U.S.) Inc. and certain of our other first-tier subsidiaries, as well as material first-tier subsidiaries of CGGVeritas Holding (U.S.) Inc. In addition, certain guarantors have provided first-priority security interests in certain of their respective tangible and intangible assets, including (without limitation) certain vessels, real property, mineral rights, deposit accounts and intellectual property. In the case of certain of our subsidiaries (most notably CGGVeritas Holding (U.S.) Inc. and certain U.S. and Canadian subsidiaries), the collateral may comprise substantially all of their respective assets.

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

On December 15, 2011, we further amended our U.S. senior facilities agreement. This amendment extended the maturity of U.S.$79 million out of the total U.S.$140 million of available commitments by two years, from January 2012 to January 2014. In addition, this amendment (i) provided us with increased flexibility under certain covenants, including our ability to make acquisitions and investments, incur debt and pay distributions, (ii) removed restrictions on our ability to make capital expenditures, and (iii) redefined the financial covenants as follows:

•	a maximum ratio of total net financial debt to EBITDAS of 2.50:1 at the end of each quarter for the 12-month testing periods ending December 31, 2012 and 2013; and

•	a minimum ratio of EBITDAS to total interest costs of 3.00:1 for at the end of each quarter for the 12-month testing periods ending December 31, 2012 and 2013.

On December 11, 2012, we received a consent under the U.S. revolving credit facility primarily to permit certain aspects of the Geoscience Acquisition.

Borrowings under U.S. revolving facility bear interest, at the option of the borrower, at the rate of adjusted LIBOR plus either 2.75% or 3.00% or the Alternate Base Rate plus either 1.75% or 2.00%, in each case depending on the corporate rating of CGG by Standard & Poor’s and the corporate family rating of CGG by Moody’s. The Alternate Base Rate is the higher of Credit Suisse’s Prime Rate, the Federal Funds Effective Rate plus  1/2 of 1.0% and the adjusted LIBOR rate for a one-month interests period plus 1.0%.

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

French Revolving Facility

On February 7, 2007, we entered into a U.S.$200 million French law revolving credit agreement with CGGVeritas SA as borrower, Natixis as administrative agent, Credit Suisse as collateral agent and the lenders party thereto. The proceeds of the French revolving facility may be drawn in dollars or in euros, and may be used for the general corporate purposes of the borrower. At December 31, 2011, our French revolving facility was undrawn.

Each cash advance under the French revolving facility must be repaid in full at the end of the relevant interest period of one month to twelve months and is available for redrawing during the availability period. All drawings under the French revolving facility must be repaid on the final maturity date on February 7, 2014.

Our obligations under the French revolving facility are guaranteed by the same guarantors that guarantee the U.S. senior facilities (including CGGVeritas Holding (U.S.) Inc.), and are secured by the same security interests granted to secure the obligations under the U.S. senior facilities.

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

On December 21, 2012, we further amended the French revolving credit facility primarily to permit certain aspects of the Geoscience Acquisition.

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

The applicable margin ranges from 3.00% to 3.25%, depending on the corporate rating of CGG by Standard & Poor’s and the corporate family rating of CGG by Moody’s.

Other Debt Securities

OCEANE convertible bonds

On January 27, 2011, we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of our company (the “2016 OCEANE convertible bonds”) maturing on January 1, 2016. The 2016 OCEANE convertible bonds’ nominal value was set at €27.80 per bond, representing an issue premium of 25% of the CGG reference share price on the regulated market of NYSE Euronext in Paris. The 2016 OCEANE convertible bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year. The bonds entitle the holders to receive new and/or existing CGG’s shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option. We used the net proceeds of the issuance to redeem U.S.$460 million principal amount of our U.S.$530 million 7 1/2% Senior Notes due 2015.

On November 20, 2012, we issued 11,200,995 OCEANE convertible bonds maturing on January 1, 2019 for a total nominal amount of €360 million. The 2019 OCEANE convertible bonds’ nominal value was set at €32.14 per bond, representing an issue premium of 40% of the CGG reference share price on the regulated market of NYSE Euronext in Paris. The 2019 OCEANE convertible bonds bear interest at a rate of 1.25% payable semi-annually in arrear on January 1 and July 1 of each year. Under certain conditions, the bonds may be redeemed prior to maturity at our option. We used the net proceeds of the issuance to finance part of the purchase price of the Geoscience Acquisition.

6 1/2% Senior Notes due 2021

On May 31, 2011 we issued U.S.$650 million in aggregate principal amount of 6 1/2% Senior Notes due 2021. These notes are guaranteed on a senior basis by the same guarantors that guarantee our senior facilities (including CGGVeritas Holding (U.S.) Inc.). We used the proceeds from the notes to repay the U.S.$508 million remaining outstanding under the term loan B facility of our U.S. senior facilities and to redeem the U.S.$70 million principal amount remaining outstanding under our 7 1/2% Senior Notes due 2015. On December 8, 2011, these notes were exchanged for identical notes registered with the SEC.

9 1/2% Senior Notes due 2016

On June 9, 2009 we issued U.S.$350 million in aggregate principal amount of 9 1/2% Senior Notes due 2016. These notes are guaranteed on a senior basis by the same guarantors that guarantee our senior facilities (including CGGVeritas Holding (U.S.) Inc.). We used the proceeds from the notes to replace cash used to repay U.S.$100 million of our term loan B facility on May 21, 2009, and to fund the three quarterly U.S.$27.5 million amortization payments due during the remainder of 2009 under the term loan B facility. The remaining amount was used to repay indebtedness of approximately U.S.$50 million in respect of certain seismic vessels and to fund ongoing operations. On January 5, 2010, these notes were exchanged for identical notes registered with the SEC.

7 3/4% Senior Notes due 2017

On February 9, 2007, we issued U.S.$400 million in aggregate principal amount of 7 3/4% Senior Notes due 2017. These notes are guaranteed on a senior basis by the same guarantors that guarantee our senior facilities (including CGGVeritas Holding (U.S.) Inc.). We used the net proceeds from the notes to repay part of the U.S.$700 million outstanding under the bridge loan facility used to finance the Veritas acquisition.

Other Credit Facilities

Fugro vendor loan agreement

On January 31, 2013, we (as borrower) entered into a loan agreement with Fugro (as lender), which was subsequently amended and restated on March 15, 2013 (the “Vendor Loan Agreement”). Under the Vendor Loan Agreement, a first instalment in the amount of €125 million was converted into a vendor loan as part of the purchase price for the Acquisition. A second instalment of €100 million will be converted into a vendor loan upon closing of the airborne geophysical assets. A third installment may be converted into a vendor loan under the Vendor Loan Agreement on December 31, 2013 if the contribution of our shallow water and ocean bottom systems related business interests in the Ardiseis and Argas joint ventures does not occur by that date.

Interest is payable on outstanding principal under the Vendor Loan Agreement at the rate of 5.5% per annum. Scheduled repayment of the first and second vendor loan installments will occur according to an amortization schedule beginning on December 31, 2013 with the final repayment set to occur on January 31, 2018. The third loan instalment, if it is converted into a vendor loan, will be repaid in full on February 15, 2016. The Vendor Loan Agreement contains customary events of default as well as mandatory prepayment obligations, in certain circumstances, with the proceeds of certain disposals, insurance claims and debt financings. The occurrence of an event of default would allow Fugro to exercise warrants to acquire additional shares of the Seabed JV, thereby diluting our shareholding in it, with a corresponding decrease in the principal amount due under the Vendor Loan Agreement. We have undertaken that our obligations under the Vendor Loan Agreement be guaranteed by certain of our subsidiaries that are also guarantors of our senior notes.

Geomar secured term loan facility

On April 30, 2007, Geomar entered into a U.S.$25 million credit facility to refinance the purchase price of the seismic vessel CGG Alizé. The facility is secured by a pledge over the vessel. At December 31, 2012, the amount outstanding under this facility was U.S.$9.0 million. This facility matures on June 5, 2014.

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

Financial Debt

Gross financial debt was U.S.$2,305.2 million as of December 31, 2012, U.S.$1,942.1 million as of December 31, 2011 and U.S.$1,985.1 million as of December 31, 2010. Net financial debt was U.S.$785.0 million as of December 31, 2012, U.S.$1,410.7 million as of December 31, 2011, and U.S.$1,536.3 million as of December 31, 2010. The ratio of net debt to equity for the years ended December 31, 2012, 2011 and 2010 was 17% (and 36% before the impact of the Fugro transaction), 37% and 41%, respectively.

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

The following table presents a reconciliation of net financial debt to financing items of the balance sheet at December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Bank overdrafts	4.2	6.0	6.1
Current portion of financial debt	47.8	64.5	99.5
Financial debt	2,253.2	1,871.6	1,879.5

Gross financial debt	2,305.2	1,942.1	1,985.1
Less cash and cash equivalents	(1,520.2)	(531.4)	(448.8)

Net financial debt	785.0	1,410.7	1,536.3

EBITDAS

EBITDAS for the years ended December 31, 2012, 2011 and 2010 was U.S.$1,004.7 million, U.S.$824.4 million and U.S.$758.7 million, respectively.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization expense capitalized to multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS to Net cash provided by operating activities, according to our cash-flow statement, for the periods indicated:

	Year ended December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
EBITDAS	1,004.7	824.4	758.7
Other financial income (loss)	(19.7)	0.8	11.2
Variance on Provisions	(18.6)	(20.9)	(26.2)
Net gain on disposal of fixed assets	(9.4)	(23.6)	—
Dividends received from affiliates	48.2	6.9	2.9
Other non-cash items	(0.5)	(22.2)	(14.0)
Income taxes paid	(145.1)	(92.3)	(97.2)
Change in trade accounts receivables	(49.3)	60.3	(93.3)
Change in inventories and work-in-progress	(46.7)	(14.4)	(35.6)
Change in other current assets	7.1	40.2	(25.1)
Change in trade accounts payables	113.8	(13.4)	111.9
Change on other current liabilities	37.8	54.3	(12.6)
Impact of changes in exchange rate	(1.4)	(10.2)	(14.8)

Net cash provided by operating activities	920.9	789.9	565.9

Free cash flow

We define “free cash flow” as cash flow from operations minus (i) “Total net capital expenditures” and “Investments in multi-client surveys” set out in our consolidated statement of cash flows under “Investing”, and (ii) “Financial expenses paid” set out in our consolidated statement of cash flows under “Financing”.

Free cash flow amounted to U.S.$63.1 million in 2012 and U.S.$94.2 million in 2011 compared to a negative free cash flow of U.S.$108,0 million in 2010.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payments due by period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of U.S.$)
Long-term debt obligations:
— Repayments : fixed rates	3.7	1.8	1,200.9	1,086.6	2,293.0
— Repayments : variables rates(a)	11.0	18.3	6.1	—	35.4
— Bonds and facilities interest	121.9	242.6	163.8	156.8	685.1

Total Long-term debt obligations	136.6	262.7	1,370.8	1,243.4	3,013.5

Finance leases:
— Finance lease Obligations : fixed rates	16.6	28.0	28.0	57.6	130.2
— Finance lease Obligations : variables rates(a)	6.4	—	—	—	6.4

Total Finance lease obligations	23.0	28.0	28.0	57.6	136.6

Operating leases(b)
— Bareboat agreements	166.0	243.5	223.4	265.4	898.3
— Other operating lease agreements	60.8	84.1	62.7	68.4	276.0

Total Operating lease obligations	226.8	327.6	286.1	333.8	1,174.3

Total Contractual Obligations(c)	386.4	618.3	1,684.9	1,634.8	4,324.4

(a)	Payments are based on the variable rates applicable as of December 31, 2012
(b)	Includes the five-year marine charter agreement signed with Bourbon for six new support vessels
(c)	Payments in foreign currencies are converted in U.S.$ at December 31, 2012 exchange rates

Off-Balance Sheet Arrangements

We have not entered into any other off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Trend information

Currency Fluctuations

We face foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S. dollar and euro or other currencies may adversely affect our operating results. In the years ended December 31, 2012, 2011 and 2010, more than 80% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included primarily U.S. dollars and, to a lesser extent, Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner and British pounds. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.

Fluctuations in the exchange rate of the U.S. dollar against such other currencies, particularly the euro, have had in the past and will have in the future a significant effect upon our results of operations, which are reported now in U.S. dollars. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, the depreciation of the U.S. dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of December 31, 2012, we estimated our annual fixed expenses in euros to be approximately €400 million and as a result, an unfavorable variation of U.S.$0.1 in the average yearly exchange rate between the U.S. dollar and the euro would reduce our operating income and our shareholders’ equity by approximately U.S.$40 million.

As of December 31, 2012, we and our subsidiaries whose functional currency is the euro had dollar-denominated assets and liabilities of U.S.$1,159 million and U.S.$1,142 million, respectively. Our net exchange rate exposure was U.S.$17 million before hedging and U.S.$(3) million after taking into account hedging arrangements of U.S.$20 million. As a result of our compliance with IAS 12 — Income Taxes, our results of operation are also exposed to the effect of exchange rate variations on our deferred taxes when the functional currency for an entity that owns an asset is not the same as the currency used for tax purposes. This is the case for several Norwegian subsidiaries that own offshore assets (vessels and equipment) for which the functional currency is the U.S. dollar, whereas the taxable currency is the Norwegian kroner.

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

In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing three to six months. At December 31, 2012, 2011 and 2010, we had U.S.$35.0 million, U.S.$157.8 million and U.S.$128.1 million respectively, of notional amounts outstanding under euro/U.S. dollar forward exchange contracts and other foreign exchange currency hedging instruments.

We do not enter into forward foreign currency exchange contracts for trading purposes.

Interest Rates

Drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 60 months). As a result, our interest expenses vary in line with movements in short-term interest rates. However, 98% of our debt consists of fixed-rate bonds, and our fixed rate vendor loan from Fugro, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations.

As of December 31, 2012, our net variable-rate assets due in less than one year totaled U.S.$260 million.

Our variable interest rate indebtedness carried an average interest rate of 3.3% in 2012 and our investments and other financial assets earned interest at an average rate of 0.2%. As a result, a 0.2% increase in interest rates would increase our income before tax and shareholders’ equity by U.S.$0.4 million, whereas a 0.2% decrease in interest rates would decrease our income before tax and shareholders’ equity by U.S.$0.4 million.

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

We have significant tax losses carried forward that are available to offset future taxation on income earned in certain OECD countries. We recognize deferred tax assets when a history of recent taxable profit exists and when the recovery is considered as probable.

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

Directors and Senior Management

Board of Directors

Under French law, the Board of Directors determines our business strategy and monitors its implementation. The Board of Directors deals with any issues relating to our affairs, pursuant to the powers granted to it by the ordinary shareholders’ meeting. In particular, the Board of Directors prepares and presents our year-end accounts to our ordinary general shareholders’ meeting. Our Board of Directors consists of between six and fifteen members elected by our shareholders. Under French law, a director may be an individual or a legal entity for which an individual is appointed as permanent representative.

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

Directors are required to comply with applicable law and our statuts. Under French law, directors are responsible for actions taken by them that, inter alia, are contrary to the company’s interests. They may be held liable for such actions both individually and jointly with the other directors.

The following table sets forth the names of our current Directors, their positions, the dates of their initial appointment as Directors and the respective expiry dates of their current term.

Name	Position	Initially appointed	Term expires
Robert Brunck(1)(2)	Chairman	1998	2016
Jean-Georges Malcor	Chief Executive Officer and Director	2011	2015
Olivier Appert(1)(3)	Director	2003	2016
Loren Carroll(4)(7)	Director	2007	2013
(independent director)(6)
Rémi Dorval(2)(3)(4)	Director	2005	2014
(independent director)(6)
Jean Dunand(4)	Director	1999	2013
(independent director)(6)
Agnès Lemarchand(3)(5)(7)	Director	2012	2013
(independent director)(6)
Gilberte Lombard(4)	Director	2011	2015
(independent director)(6)
Hilde Myrberg(2)(3)	Director	2011	2015
(independent director)(6)
Robert Semmens(1)(3)	Director	1999	2015
Kathleen Sendall(2)(5)	Director	2010	2014
(independent director)(6)
Daniel Valot(1)(4)(5)	Director	2001	2016
Terence Young(2)(5)(7)	Director	2007	2013
(independent director)(6)

(1)	Member of Strategic Committee.
(2)	Member of Technology Committee.
(3)	Member of Appointment-Remuneration Committee.
(4)	Member of Audit Committee.
(5)	Member of Health, Safety, Environment & Sustainable Development Committee.
(6)

Independent director within the meaning of the governance code of the Association Française des Entreprises Privées — Mouvement des Entreprises de France. See “Item 6: Directors, Senior Management and Employees — Board Practices”.

(7)	Renewal of this term of office will be proposed to the General Meeting to be held on May 3, 2013.

Mr. Robert Brunck, 63, has been the Chairman of our Board of Directors since May 1999 and served as Chief Executive officer until June 30, 2010. From September 1998 to May 1999, Mr. Brunck served as Vice Chairman and President and from February 1995 to September 1998, as President and Chief Operating Officer. Mr. Brunck also served as Vice President of Administration and Development from 1991 to 1995 and Chief Financial Officer from 1989 to 1991. He is Chairman of the Association pour la Recherche et le Développement des Méthodes et Processus Industriels, Director of the Centre Européen d’Education Permanente, Director of the Ecole Nationale Supérieure de Géologie, Director of the Bureau of Geological and Mining Research, Director of

the Groupement des Entreprises Parapétrolières et Paragazières — Association Française des Techniciens du Pétrole (GEP — AFTP), and Director and a member of the Appointment and Remuneration Committee of Nexans.

Mr. Jean-Georges Malcor, 56, has been Chief Executive Officer of CGGVeritas SA since June 30, 2010 and a Director of CGGVeritas SA since May 4, 2011. From January 1, 2010 to June 30, 2010, he served as President of CGGVeritas. Mr. Malcor began his career at the Thales group as an acoustic engineer (1983-1987) in the Underwater Activities division, where he was in charge of hydrophone and geophone design and towed streamer programs. He then moved to Sydney-based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Mr. Malcor became Director of Marketing & Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous-Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, he became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Wooloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations at Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales, including ship design, building and maintenance. In January 2009, he became Senior Vice President in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. He also serves as Chairman of the Board of Directors of Sercel Holding SA, a member of the Board of Directors of Ardiseis FZCO, of the Arabian Geophysical and Surveying Company (ARGAS) and of Seabed Geosolutions B.V. He is also a Director and member of the Audit Committee of STMicroelectronics and Chairman of the Fonds de dotation Universcience Partenaires.

Mr. Olivier Appert, 64, has been Chairman and Chief Executive Officer of IFP Energies Nouvelles (previously named the French Petroleum Institute (Institut Français du Pétrole, or IFP)) since April 2003. Mr. Appert was President for long-term co-operation and energy policy analysis within the International Energy Agency until October 1999. He is also a Director, a member of the Strategic Committee and a member of the Ethics & Governance Committee of Technip, Director and a member of the Audit Committee of Storengy and Director of the Institut de Physique du Globe de Paris.

Mr. Loren Carroll, 69, joined our Board of Directors on January 12, 2007. Until that date, Mr. Carroll had been a Director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco LLC. and was also Executive Vice President of Smith International, Inc. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International held a 60% interest in M-I Swaco L.L.C. Until 2010, he was a Director of Smith International and a member of the Supervisory Board of CGGVeritas Holding BV. Mr. Carroll currently serves as a Director, a member of the Compensation Committee and Chairman of the Nominating and Corporate Governance Committee of Forest Oil Corporation and Lead Director, member of the Compensation Committee and a Chairman of the Nominating and Corporate Governance Committee of KBR Inc.

Mr. Rémi Dorval, 61, is Executive Vice President of VINCI and Director of Soletanche Freyssinet. Until 2010, he was Chief Executive Officer and Director of Soletanche-Bachy Entreprise, Senior Executive Vice President of Soletanche Freyssinet, Director, Chairman and Chief Executive Officer of Solétanche Bachy France, Chairman of Forsol, Chairman of SB 2007, a Director of SHPIC, Bachy Soletanche Holdings, SBUSA, Soldata Iberia and Nicholson. He was also a member of the Supervisory Board of CGGVeritas Holding BV.

Mr. Jean Dunand, 73, holds a Master’s degree in Economics and is also a graduate of the Institute of Business Administration from the University of Paris. He started his career in the financial department of the

Compagnie Française des Pétroles, now named TOTAL, where he stayed four years. Then, he held the operational positions of Chief Financial Officer and General Secretary mainly in upstream, but also in downstream, chemical and diversification of this group, both in France and abroad. Seconded to the Institut Français du Pétrole (French Petroleum Institute, now named IFP Energies Nouvelles), he also served as Financial and Legal Director of ISIS (financial holding of this group) from 1999 to December 2001.

Ms Agnès Lemarchand, 58, joined our Board of Directors on September 21, 2012. She graduated from ENSCP (French engineering school), obtained a Master degree from MIT (chemical engineering) and an MBA from INSEAD. She started her career as a development engineer and production manager within Rhone-Poulenc Santé. In 1986, she was appointed Chief Executive Officer of Industrie Biologique Française, a company of the Rhone Poulenc Group in the US. In 1992, she joined the group Ciments Français as Chief Executive Officer of Prodical. In 1997, she joined the Lafarge Group. From 1999 to 2004, she was Chief Executive Officer of Lafarge Lime, the lime business worldwide for Lafarge. In 2005, she led an MBO on the UK lime business and founded Steetley Dolomite Ltd of which she still is Executive Chairman. She currently serves as member of the Supervisory Board, member of the Appointment-Remuneration Committee, member of the Strategic Committee of Areva, Director of Saint Gobain, member of the Supervisory Board, member of the Appointment-Remuneration Committee, member of the Strategic Committee of Mersen (three companies listed on Euronext Paris). She is also member of the Supervisory Board, representative of the Fonds Stratégique d’Investissement (FSI), member of the Audit Committee, member of the Remuneration Committee of SICLAE and Member of the French Conseil Economique, Social et Environnemental.

Ms. Gilberte Lombard, 68, joined our Board of Directors on May 4, 2011. She held various financial positions within HSBC France (formerly Credit Commercial de France) from 1990 until her retirement in February 2011. She began her career as a financial analyst and then joined the M&A department of Credit Commercial de France. After Credit Commercial de France was privatized in 1987, she became the investor relations officer in charge of relationships with financial analysts and institutional investors. She also coordinated the information policy for both major bank shareholders and individual bank shareholders from 1987 to 2000. In 2000, she was appointed as head of financial transactions in charge of structuring and implementing sales, acquisitions and mergers for HSBC France (which by now had taken over Credit Commercial de France) and managing its industrial and financial portfolio. She was appointed as Secretary of the Board of Directors in 1990. She was also appointed a member of the board and the audit committee of several companies within the HSBC group in France. Ms. Lombard continues to serve as a member of the Supervisory Board, Chairman of the Audit Committee and member of the Remuneration Committee of Zodiac Aerospace, and Director, Chairman of the Remuneration Committee and member of the Audit Committee of Robertet SA, two Euronext Paris-listed companies. Ms. Lombard holds a Masters degree in Economic Sciences and is a graduate of the INSEAD Advanced Management Program.

Ms. Hilde Myrberg, 55, joined our Board of Directors on May 4, 2011. Until her retirement in 2012, she held the positions of Senior Vice President of Corporate Governance and Compliance at Orkla ASA, as well as Secretary of the Board, a Norwegian company listed on the Oslo stock exchange and operating in branded consumer goods, aluminum solutions, materials, renewable energy and financial investments, where she also served as Secretary of the Board until her retirement in 2012. From 2006 to 2011, she was Executive Vice President at Orkla ASA as the head of corporate functions, including HR, communication, legal and internal audit. Previously, she served as head of the markets sector, including activities ranging from platform to market oil & gas and the power and renewable energy business, at Hydro Oil & Energy until 2006. From 2005 to 2007, she was a board member of Kongsberg Automotive ASA. From 2006 to 2011, she served as board member of Borregaard AS, Sapa AB and Orkla Brands AS (Orkla subsidiaries). She had also served as a Director of Renewable Energy Corporation ASA from 2009 to 2012 and as a member of the Supervisory of Jotun AS. She has been a Director and Vice-Chairman of the Board of Petoro AS since 2006. She also serves as member of the Supervisory Board of Gjensidige Forsikring ASA and is a member of the Nomination Committee of Det Norske Oljeselskap ASA and NBT AS. Ms. Myrberg holds a law degree from the University of Oslo and an MBA from INSEAD.

Mr. Robert Semmens, 55, is an independent consultant, a private investor and adjunct professor of finance at the Leonard N. Stern School of Business (New York University). He was co-founder and General Partner of The Beacon Group LLC from 1993 to 2001. Until 2010, Mr. Semmens was a member of the Supervisory Board of Sercel Holding S.A. He currently serves as Director of MicroPharma Ltd. and a Director of Bronco Holdings LLC.

Ms. Kathleen Sendall, 60, joined our Board of Directors on May 5, 2010. She is a graduate of Queen’s university (Ontario) and of the Western Ontario Business School. She began her career as a junior process engineer for Petro-Canada in 1978, and then was a project engineer for compressor station design and construction at Nova, an Alberta corporation for two years. Mrs. Sendall then held various positions within Petro-Canada between 1984 and 1996. From 1996 to 2000, she was Vice President Engineering & Technology, and was then Vice President, Western Canada Development & Operations until 2002. Mrs. Sendall was appointed Vice President, North America Natural Gas of Petro-Data from 2002 to 2009. She was also a Governor on the Board of Governors of the University of Calgary until 2010. Mrs. Sendall is an active member of several associations among which the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers. She is a member of the Board of Directors and Vice-Chairman of Alberta Innovates — Energy & Environment Solutions, and she also serves as a Director of ENMAX and Canadian Center for Energy Information.

Mr. Daniel Valot, 68, was Chairman and Chief Executive Officer of Technip from September 1999 until April 2007. Mr. Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Until 2010, he was a member of the Supervisory Board of CGGVeritas Holding B.V. Mr. Valot is a Director, a member of the Strategy Committee, the Audit Committee, the Compensation & Nomination Committee and the Risk Committee of SCOR and a Director of Dietswell.

Mr. Terence Young, 66, joined our Board of Directors on January 12, 2007. Until that date, Mr. Young had been a Director of Veritas since 2005. Mr. Young is currently a professor and head of the Department of Geophysics at the Colorado School of Mines and has served as such since 2000. From 1983 until 2000, Mr. Young was employed by Mobil Research and Development Corporation in a variety of roles, the last of which was as a visiting scholar at the Institute for Statistics and Its Applications, Carnegie Mellon University. From 1982 to 1983, he served as a research geophysicist with Compagnie Générale de Géophysique, from 1979 to 1982, he served as assistant professor, Colorado School of Mines, and from 1969 to 1974 was a pilot and flight instructor in the United States Navy.

Executive Officers

Under French law and our current statuts, the Chief Executive Officer has full executive authority to manage our affairs. The Board of Directors has the power to appoint and remove the Chief Executive Officer at any time. Under French law and our current statuts, the Chief Executive Officer has full power to act on our behalf and to represent us in dealings with third parties, subject only to (i) the corporate purpose of the Company, (ii) those powers expressly reserved by law to the Board of Directors or our shareholders and (iii) limitations that the Board of Directors may resolve, such limitations not being binding on third parties. The Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. In accordance with French corporate law, our current statuts provide for either the election by the Board of Directors of one person to assume the position of Chairman and Chief Executive Officer or the division of such functions between two different persons. In its session of June 30, 2010, the Board of Directors decided to separate the roles of Chairman and Chief Executive Officer. Since that date, Mr. Brunck has held the position of Chairman and Mr. Malcor has held the position of Chief Executive Officer, with both positions to be held until the General Meeting convened to approve the financial statements for the financial year ended December 31, 2013. Our current statuts provide also that the Board of Directors may appoint up to five Corporate Officers (Directeurs Généraux Délégués) upon proposal of the Chief Executive Officer, whether or not this person is also the Chairman of the Board. Stéphane-Paul Frydman and Pascal Rouiller were appointed to this position by our Board of Directors on February 29, 2012.

The following table sets forth the names of members of our Corporate Committee and their current positions with us.

Name	Current position
Jean-Georges Malcor	Chief Executive Officer Senior Executive Vice President, Acquisition Division
Stéphane-Paul Frydman	Corporate Officer Senior Executive Vice President, Finance
Pascal Rouiller	Corporate Officer Senior Executive Vice President, Equipment Division
Benoît Ribadeau-Dumas	Deputy Senior Executive Vice President, Acquisition Division
Sophie Zurquiyah	Senior Executive Vice President, Geology, Geophysics & Reservoir

Mr. Stéphane-Paul Frydman, 49, was appointed Corporate Officer on February 29, 2012. He is also Group Chief Financial Officer since January 2007. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was, from April 2000 to November 2002, an Investor Officer of Butler Capital Partners, a private equity firm and from June 1997 to March 2000, Industrial Advisor to the French Minister of the Economy and Finances. Mr. Frydman is currently a Director of Sercel SA, Sercel Holding SA, CGGVeritas Services SA, CGGVeritas Holding (U.S.) Inc., CGGVeritas Eidesvik Ship Management AS and CGGVeritas International SA.

Mr. Pascal Rouiller, 58, was appointed Corporate Officer on February 29, 2012. He is also Senior Executive Vice President, Equipment Division since 2010 and Chairman and Chief Executive Officer of Sercel since September 2005 after having served as Chief Operating Officer of the Sercel group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President for the Asia-Pacific region from May 1992 to September 1995. Mr. Rouiller is Chief Executive Officer of Sercel Holding, Chairman of the Board of Directors of Sercel (Beijing) Technological Services Co. Ltd. and of Sercel Australia Pty. Ltd., Chairman of the Board of Sercel Canada Ltd., Vice-Chairman of Sercel-GRC, Chairman of the Board of Directors of Hebei Sercel Junfeng Geophysical Prospecting Equipment Co. Ltd. and of Sercel Singapore Private Ltd., and Chief Executive Officer of Sercel Inc.

Mr. Benoît Ribadeau-Dumas, 39, has been Deputy Senior Executive Vice President, Acquisition Division since February 1, 2013. He began his career as a civil servant in French Public Administration. He held a variety of roles including two years as a member of the French Prime Minister’s private staff, in charge of administrative reforms and decentralization. In 2004, he joined the aerospace and defense group Thales as Corporate Development Director, in charge of group strategy, mergers and acquisitions and relationships with shareholders. He was then appointed as Head of two operational business lines, first as Managing Director of the Air Traffic Management Systems in 2007, and since 2009, as Chief Executive Officer of Thales Underwater Systems. In September 2010, Mr. Ribadeau-Dumas joined CGG as Executive Vice President, Marine Division. He serves as Director of CGGVeritas Services (Norway) AS, CGGVeritas Eidesvik Ship Management AS and CGG Marine Resources Norge AS, and as Managing Director of CGGVeritas Marine B.V.

Ms. Sophie Zurquiyah, 46, has been Senior Executive Vice President, Geology, Geophysics & Reservoir (GGR) since February 4, 2013. She joined CGG after 21 years in the oilfield services industry, working for Schlumberger in P&L and in positions covering R&D and Operations, in France, the United States and Brazil. Her most recent roles include Chief Information Officer (CIO), President of Data and Consulting Services that provided Processing, Interpretation and Consulting services for most of Schlumberger’s business lines, and Vice-President of Sustaining Engineering that included all support and improvements to commercial products, services and technologies worldwide.

Compensation

The aggregate compensation of the Chief Executive Officer and the two Corporate Officers (Directeurs Généraux Délégués) consists of a fixed element and a bonus. The bonus for a given fiscal year is determined and paid during the first semester of the following fiscal year.

Since January 1, 2012, the Chairman of the Board of Directors no longer receives variable compensation, Director’s fees, stock-options or performance shares. His compensation is composed of a fixed element only.

The Chairman of the Board of Directors, the Chief Executive Officer and the two Corporate Officers (Directeurs Généraux Délégués) will be hereinafter referred to as the “Executive Officers”.

The aggregate compensation of our Executive Committee, including the Executive Officers paid in fiscal year 2012 was €6,074,659 including the benefits in kind but excluding Directors’ fees. Until February 1, 2013, the members of the Executive Committee were Messrs Jean-Georges Malcor, Stéphane-Paul Frydman, Pascal Rouiller, Benoît Ribadeau-Dumas, Luc Schlumberger, Stéphan Midenet, Colin Murdoch, Lionel Lhommet, Thierry Brizard, Pascal Rosset, Thierry Le Roux and Ms. Eva Rudin. The Executive Committee has now been replaced by the Corporate Committee.

Chairman of the Board

The gross fixed and variable compensation earned by and paid by the Company and its subsidiaries to Mr. Robert Brunck, Chairman of the Board of Directors, for fiscal years 2011 and 2012 is set forth in the table below:

	2011			2012
Robert Brunck Chairman of the Board of Directors	Amounts earned	Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€275,000.00	€275,000.00		€275,000.00		€275,000.00
Variable compensation	€103,125.00	€139,738	(1)	N/A	(*)	€103,125.00	(2)
Exceptional compensation	N/A	N/A		N/A		N/A
Retirement Indemnity	N/A	N/A		N/A		N/A
Director’s fees	€49,997.56	€47,946.24	(3)	N/A	(*)	€49,997.56	(4)
Benefits in kind	€6,840.00	€6,840.00		€10,412.00		€10,412.00
Total	€434,962.56	€469,524.24		€285,412.00		€438,534.56

(1)	Paid in March 2011 for 2010 fiscal year.
(2)	Paid in March 2012 for 2011 fiscal year.
(3)	Paid in January 2011 for 2010 fiscal year.
(4)	Paid in January 2012 for 2011 fiscal year.
(*)	As from January 1, 2012, Mr. Brunck does not receive any variable compensation or Director’s fee.

Chief Executive Officer

For fiscal year 2012, the variable part of the Chief Executive Officer’s compensation is based on the achievement of personal objectives (representing one third of the bonus) and financial objectives (representing two thirds of the bonus). The CEO’s target amount is set at 100% of his fixed remuneration. The personal objectives of Mr. Jean-Georges Malcor relate to Group governance, relations with our major customers, our promotion and development in the industry, operational performance and human resources. The financial objectives are related to the Group revenues (weighted 30%), operating income (OPINC) (weighted 35%), EBITDAS less capital expenditures (weighted 20%) and Group free cash flow (weighted 15%).

The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Jean-Georges Malcor in fiscal years 2011 and 2012 are set forth below:

	2011			2012
Jean-Georges Malcor Chief Executive Officer	Amounts earned	Amounts paid		Amounts earned	Amounts paid
Fixed compensation	€600,000.00	€600,000.00		€600,000.00	€600,000.00
Variable compensation	€608,502.00	€169,850.00	(1)	€385,795.00	€608,502.00	(2)
Indemnity paid upon termination of the employment agreement	N/A	N/A		N/A	N/A
Exceptional compensation	N/A	N/A		N/A	N/A
Director’s fees	N/A	N/A		N/A	N/A
Benefits in kind	€6,840.00	€6,840.00		€12,050.00	€9,360.00
Total	€1,215,342.00	€776,690.00		€997,845.00	€1,217,862.00

(1)	Paid in March 2011 for fiscal year 2010.
(2)	Paid in March 2012 for fiscal year 2011.

Corporate Officers (Directeurs Généraux Délégués)

Stéphane-Paul Frydman

For fiscal year 2012, the variable part of Mr. Stéphane-Paul Frydman’s compensation is based on the achievement of personal objectives (representing half of the bonus) and financial objectives (representing half of the bonus). His target amount is set at 60% of his fixed remuneration. The personal objectives of Mr. Stéphane-Paul Frydman relate to Group governance, internal control, management of our Financial resources, relations with investors and the financial market as a whole, strategy and management of our capital employed and human resources. The financial objectives are related to the Group revenues (weighted 30%), operating income (OPINC) (weighted 35%), EBITDAS less capital expenditures (weighted 20%) and Group free cash flow (weighted 15%).

The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Stéphane-Paul Frydman, appointed Corporate Officer on February 29, 2012, in fiscal year 2012 are set forth below:

	2012
Stéphane-Paul Frydman Corporate Officer	Amounts earned	Amounts paid
Fixed compensation	€320,000.00	€320,000.00
Fixed compensation as Executive Officer	€80,000.00	€66,660.00
Variable compensation	€174,538.00	€194,952.00	(1)
Exceptional compensation	N/A	N/A
Director’s fees	N/A	N/A
Benefits in kind	€4,800.00	€4,800.00
Total	€579,338.00	€586,412.00

(1)	Paid in March 2012 for fiscal year 2011.

Pascal Rouiller

For fiscal year 2012, the variable part of Mr. Pascal Rouiller’s compensation is based on the achievement of personal objectives (representing half of the bonus) and financial objectives (representing half of the bonus). His target amount is set at 60% of his fixed remuneration. The personal objectives of Mr. Pascal Rouiller relate to HSE, our group performance plan, technology, strategic development of the Equipment Division and human resources. The financial objectives are related to the Group operating income (OPINC) (weighted 25%) and to the Equipment Division operating income (OPINC) (weighted 20%), Group EBITDAS less capital expenditures (weighted 10%), Equipment Division EBITDAS less capital expenditures (weighted 10%), Group free cash flow (weighted 15%) and Equipment Division production (weighted 20%).

The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Pascal Rouiller, appointed Corporate Officer on February 29, 2012, in fiscal year 2012 are set forth below:

	2012
Pascal Rouiller Corporate Officer	Amounts earned	Amounts paid
Fixed compensation	€320,000.00	€320,000.00
Fixed compensation as Executive Officer	€80,000.00	€66,660.00
Fixed compensation as Executive Officer of Sercel SA	€12,000.00	€12,000.00
Variable compensation	€175,084.00	€251,013	(1)
Exceptional compensation	N/A	N/A
Director’s fees	N/A	N/A
Benefits in kind	€5,280.00	€5,280.00
Total	€592,364.00	€654,953.00

(1)	Paid in March 2012 for fiscal year 2011.

Contractual indemnity in case of termination of Executive Officer functions

Chief Executive Officer

The Board of Directors of May 10, 2012, having renewed the term of office of Mr. Jean-Georges Malcor for a two-year period, i.e. until the General Meeting convened to approve the financial statements for the financial year ended December 31, 2013, also renewed for the duration of this office, the terms and conditions of the advantages granted to Mr. Jean-Georges Malcor in case of termination of its term of office as they had been approved by the Board of Directors of February 24, 2011 and ratified by the General meeting of May 4, 2011. These benefits shall be subject to ratification by the General Meeting of May 3, 2013.

These advantages are the following:

Mr. Jean-Georges Malcor does not benefit from any contractual termination indemnity, except in case of a forced departure relating to a change of control or a change of strategy. Such indemnity shall be equal to the difference between:

(i)	a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Jean-Georges Malcor during the twelve-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Jean-Georges Malcor (i) over the thirty-six-month period preceding his departure date or (ii) over the full years of presence in the Company starting as from January 1, 2010, in case he leaves the Group less than thirty-six months after he joined the Company, (hereinafter “the Reference Annual Compensation”), and

(ii)	any sum to which Mr. Jean-Georges Malcor may be entitled as a result of such termination, including any sums to be paid further to the application of his non-competition commitment.

The indemnity global amount shall not exceed 200% of the Reference Annual Compensation.

Pursuant to article L.225-42-1 of the Commercial Code, the payment of the special termination indemnity referred to hereinabove shall remain subject to the achievement of the following performance conditions, related to the Company’s performance:

•	The average, calculated over the 60 trading days preceding the departure date, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least two-thirds of the same average ratio over the same 60-day period (i) four years before the date on which Mr. Malcor leaves the Group or (ii) as of January 1, 2010 in case Mr. Jean-Georges Malcor leaves the Group before reaching four-year seniority;

•

The average, calculated over the 60 trading days preceding the departure date, of the ratio of the CGG share price over the SBF 120 index shall equal at least two-thirds of the same average ratio over the same 60-day period (i) four years before the date on which Mr. Malcor leaves the Group or (ii) as of January 1, 2010 in case Mr. Jean-Georges Malcor leaves the Group before reaching four-year seniority;

•

The average margin rate of the Group EBITDAS (i) over the four years preceding the date on which Mr. Malcor leaves the Group or (ii) over a period starting as from January 1, 2010 in case Mr. Jean-Georges Malcor leaves the Group before reaching four-year seniority, shall be at least 25%.

Payment of the full amount of the special termination indemnity is subject to the fulfillment of two conditions out of three. In case only one condition is fulfilled, then Mr. Jean-Georges Malcor will be entitled to receive only 50% of the said special termination indemnity.

Finally, pursuant to said article L.225-42-1 of the Commercial Code in particular, the Board of Directors shall verify prior to the payment of the special severance payment (i) that the performance conditions described hereabove are duly fulfilled and (ii) that the payment of such special termination indemnity complies with the corporate governance code applicable at the date of departure.

Corporate Officers (Directeurs Généraux Délégués)

The benefits granted to Messrs. Frydman and Rouiller in case of their departure from the Group were approved by the Board of Directors on February 29, 2012 and ratified by the General meeting on May 10, 2012. They include the following:

Messrs. Frydman and Rouiller will benefit from a special termination indemnity in the event of a forced departure relating to a change of control or a change of strategy. The amount of this indemnity is set at the difference between (i) a gross amount equal to 200% of their reference annual compensation and (ii) any amounts to which they may claim entitlement in case of departure from the Group, particularly, the indemnities that could be paid in connection with their non-compete agreement referred to below. The global amount of such special termination indemnity shall not exceed 200% of the reference annual compensation.

In accordance with Article L. 225-42-1 of the French Commercial Code, payment of the special termination indemnity is subject to performance conditions to be assessed with regard to the Company’s performance based on the fulfillment of at least two of the following three objectives:

•

The average of the ratio between the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index over the 60 trading days preceding the date of departure shall equal at least two-thirds of the same average ratio assessed over the same period of 60 trading days four years before the Beneficiary leaves the Group;

•

The average of the ratio of the CGG share price over the SBF 120 index over the 60 trading days preceding the date of departure shall equal at least two-thirds of the same average ratio assessed over the same period of 60 trading days four years before the Beneficiary leaves the Group;

•	The average Group EBITDAS margin over the 4 years preceding the date of departure shall be at least 25%.

Should only one of the objectives be fulfilled, then the Beneficiary would only be entitled to 50% of his special termination indemnity.

Finally, pursuant to said article L.225-42-1 of the Commercial Code in particular, the Board of Directors shall verify prior to the payment of the special severance payment (i) that the performance conditions described hereabove are duly fulfilled and (ii) that the payment of such special termination indemnity complies with the corporate governance code applicable at the date of departure.

Non-compete agreement

Chief Executive Officer

On June 30, 2010, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the signature of a non-compete agreement between the Company and Mr. Jean-Georges Malcor. This agreement was ratified by the General Meeting held on May 4, 2011.

This non-compete agreement applies to any geophysical data acquisition, processing or interpretation services or the provision of equipment or products designed for the acquisition, processing or interpretation of geophysical data. Mr. Jean-Georges Malcor has agreed that he will not contribute to projects or activities in the same field as those in which he was involved at CGG for period of eighteen months starting on the date on which he leaves the Group.

In consideration for this undertaking, Mr. Jean-Georges Malcor will be entitled to receive compensation corresponding to 100% of his annual reference compensation as defined in the protection letters related to payment of the contractual indemnity in case of termination of his office.

Corporate Officers (Directeurs Généraux Délégués)

On February 29, 2012, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the signature of a non-compete agreement between the Company and Messrs. Frydman and Rouiller.

This non-compete agreement applies to any geophysical data acquisition, processing or interpretation services or the provision of equipment or products designed for the acquisition, processing or interpretation of geophysical data. Messrs. Frydman and Rouiller have agreed that they will not contribute to projects or activities in the same field as those in which they were involved within the Group.

In consideration of this non-compete agreement, for a period of 18 months starting on the day on which they leave the Group, Messrs. Frydman and Rouiller would receive compensation corresponding to 100% of their annual reference remuneration as defined in their protection letter. This agreement was ratified by the General Meeting on May 10, 2012.

General benefits plan

Chief Executive Officer

On June 30, 2010, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the extension to Mr. Robert Brunck and Mr. Jean-Georges Malcor of the benefit of the Group’s general benefits plan applicable to all employees. This agreement was ratified by the General Meeting held on May 4, 2011.

Corporate Officers (Directeurs Généraux Délégués)

On February 29, 2012, the Board of Directors, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the application of the collective benefit plan applicable to all employees of the Group to Messrs. Frydman and Rouiller. This agreement was ratified by the General Meeting on May 10, 2012.

Individual benefits plan

On June 30, 2010, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the execution of a supplementary individual benefits plan benefiting to Mr. Jean-Georges Malcor. In this respect, the Board of Directors authorized the Company to pay an initial amount of €43,000. This agreement was ratified by the General Meeting held on May 4, 2011. This plan took effect in September 2011, for a period ending on December 31, 2014.

In addition, on November 30, 2011, and pursuant to the procedure applicable to related-parties agreement set forth by section L. 225-38 and seq. of the French Commercial, the Board of Directors authorized the final execution of this agreement as per the final conditions proposed by the insurer and authorized as well the Company to pay an additional amount of €40,000 for the whole duration of the agreement. This agreement was ratified by the General Meeting on May 10, 2012. This new agreement was concluded on December 20, 2011. It replaces the agreement that took effect in September 2011 and which had been authorized on June 30, 2010.

Individual insurance covering loss of employment

Pursuant to the procedure applicable to related-parties agreement set forth by section L. 225-38 and seq. of the French Commercial Code, the Board of Directors authorized, on June 30, 2010, the Company to subscribe with GSC Gan, as from July 1, 2010, an individual insurance policy covering loss of employment, in favor of Mr. Jean-Georges Malcor. The annual subscription fee payable by the Company amounts to €10,620 for 2012. This insurance provides for the payment of a maximum of 13% of his 2012 target compensation (corresponding to €162,941), for a duration of 12 months. This agreement was ratified by the General Meeting held on May 4, 2011.

Supplemental Retirement Plan

A supplemental retirement plan for the members of the Executive Committee and the Management Board of Sercel Holding (whom we refer to here as the “Beneficiaries”) was implemented on January 1, 2005. The Chief Executive Officer and the Corporate Officers benefit from this plan. It is an additive defined benefit plan with a cap. Accruals are acquired per year of services, with a ceiling of twenty years.

Further, to participate in the plan, the Beneficiaries shall comply with the main following cumulative conditions:

•	have liquidated their social security pension and all possible other rights to pensions,

•	have at least 5 years of service as member of the Executive Committee of the Group and until they were 55 years of age, and

•	end their professional career when leaving the Company.

As of December 31, 2012, the Company’s commitment under the supplemental retirement plan corresponds for the Chief Executive Officer to an annual pension equal to 18% of his annual 2012 target compensation.

The aggregate present benefit value of this supplemental plan as of December 31, 2012 was €12,390,941 of which €1,263,250 has been recorded as an expense for fiscal year 2012. Of such present benefit value, the portions relating to the Chief Executive Officer are €895,543 and €186,113 respectively.

Directors’ compensation

Directors as a group received aggregate compensation of €723,387.99 in January 2013 for services provided in their capacity as Directors during fiscal year 2012. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to Directors. Directors’ service contracts do not provide for benefits upon termination.

The following table sets forth the amounts CGGVeritas SA paid to its Directors, for the year ended December 31, 2012:

Name	Amount paid to CGGVeritas SA’s directors by the Company or one of its subsidiaries for fiscal year 2012
Robert Brunck	N/A
Jean-Georges Malcor	N/A
Olivier Appert	€51,013.79
Loren Carroll	€64,085.30
Rémi Dorval	€65,854.44
Jean Dunand	€55,375.25
Agnès Lemarchand(1)	€12,847.76
Gilberte Lombard	€46,071.60
Hilde Myrberg)	€70,447.68
Denis Ranque(2)	€38,424.62
Robert F. Semmens	€72,337.99
Kathleen Sendall	€73,662.19
Daniel Valot	€49,289.36
David Work(3)	€58,923.12
Terence Young	€65,054.89

(1)	Appointed as Director of the Company on September 21, 2012.
(2)	Resigned from his duties as Director of the Company on October 27, 2012.
(3)	Resigned from his duties as Director of the Company on September 1, 2012.

As of March 31, 2013, our Directors and Executive Officers held an aggregate of 248,949 shares and 1,850 ADS of CGG. As of March 31, 2013, our Directors and Executive Officers held options to purchase an aggregate of 2,565,571 ordinary shares and a maximum of 105,600 performance shares. As of March 31, 2013, none of our Directors and Executive Officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.

Board Practices

In accordance with the Board of Directors’ resolution of December 19, 2008, the Company complies with the AFEP-MEDEF code of corporate governance for listed companies (the “AFEP-MEDEF Code”).

In its meeting held on February 29, 2012, the Board resolved that nine out of the fourteen directors who were sitting on the Board at that time qualified as independent (i.e. half of the board members, a number which is compliant with the recommendation of the AFEP-MEDEF Code1. Those directors are Mrs. Gilberte Lombard, Hilde Myrberg and Kathleen Sendall and Messrs. Loren Carroll, Rémi Dorval, Jean Dunand, Daniel Valot, David Work and Terence Young. In addition, Mrs Agnès Lemarchand, coopted by the Board of Directors on September 21, 2012 in replacement of Mr David Work, is also independent.

The Board of Directors carries out any controls and checks it deems appropriate.

In 2012, the Board of Directors of the Company met ten times. The average attendance rate of directors at these meetings was 93%.

(1)	The AFEP-MEDEF Code recommends that independent directors should account for half the members of the Board of Directors in widely-held corporations without controlling shareholders.

During these meetings, the Board, among others, approved the Company’s annual financial statements and the 2011 consolidated annual financial statements and reviewed the interim quarterly and half-year results for fiscal year 2012. The 2013 pre-budget was also reviewed by the Board.

The Board also convened the general meeting of shareholders held on May 10, 2012 and approved the reports and resolutions to be submitted to shareholders’ approval.

The Board approved the modification of the composition of some committees, reviewed the qualification of directors as independent, modified its internal rules and regulations, and acknowledged the presentation relating to the Company’s policy relating to the comparative general conditions of employment and training of women and men in the group (Article L.2323-47 of the French Labour Code) and the plan for gender equality at work.

The Board approved the appointment of two Corporate Officers (“Directeurs Généraux Délégués”) and determined the compensation package of the senior executive officers.

The Board also decided to implement (i) a stock-options plan for certain employees of the Group and a specific plan for the four senior executive officers and the members of the executive committee, subject to performance conditions in conformity with the AFEP-MEDEF Code, and (ii) a performance shares plan for certain employees of the Group and the senior executive officers. The Board also determined that the performance conditions set out in the performance share allocation plan dated March 22, 2010 were partially met and finally allocated such shares. He also determined that the performance conditions set out by the stock option plans dated March 16, 2009, March 22, 2010 and March 24, 2011 applicable to the senior executive officers were met. The Board also reviewed the plan to implement a dual long-term cash and share incentive plan that is likely to replace the current performance share plans.

With respect to financial and strategic transactions, the Board also authorized (i) the submission of a final binding offer for Fugro N.V.’s Geoscience Division and the signature of relevant acquisition documents, (ii) the capital increase in cash with preferential subscription rights for holders of existing shares, (iii) the issuance of bonds convertible into and/or exchangeable for new or existing shares without preferential subscription rights, (iv) the amendments to the French and US revolving credit agreements.

Finally, the Board also approved the designation of a new guarantor under the French and US revolving credit agreements.

Appointment-Remuneration Committee:

Responsibilities:

The responsibilities of this Committee in terms of propositions and/or recommendations to be made to the Board of Directors relate to:

1.	the compensation to be paid to the senior executive officers ( “mandataires sociaux”) to be appointed from time to time, including the procedures for setting the variable part thereof and the grant of possible benefits in kind;

2.	all provisions relative to the retirement of the senior executive officers considered as “mandataires sociaux”;

3.	for the “mandataires sociaux”, the deferred elements of the compensation packages (pension, severance payment) to be submitted to the shareholders’ annual meeting;

4.	the evaluation of financial consequences on the Company’s financial statements of all compensation elements for “mandataires sociaux”;

5.	the contracts between the Company and a “mandataire social”;

6.	the possible candidacies for filling director’s positions, positions as senior executive officer considered as “mandataire social” or positions as a member of a Board Committee;

7.	the periodical review of the independence of Board members;

8.	the Directors’ fees level and their allocation rules;

9.	the realization of capital increases reserved for the employees; and

10.	the installation of cash and/or share compensation plans.

In addition to the assignments here above described, this Committee is also in charge of:

1.	examining compensation of the Executive Committee members and its evolution;

2.	carrying out performance evaluation of the Board and its Committees;

3.	carrying out performance evaluation of the Chairman of the Board and the Chief Executive Officer;

4.	reviewing the succession planning process of Executive Committee members;

5.	ensuring compliance of compensation and benefits policies with all applicable regulations;

6.	reviewing the compensation data and other related information to be publicly disclosed by the Company in its annual reports and any other reports to be issued pursuant to applicable laws and regulations; and

7.	approving the policy and process of verifying and reimbursing expenses of the members of the Board and the senior executive officers (“mandataires sociaux”).

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

Composition:

As of the date of this report, the members of the Committee are as follows:

Rémi Dorval (Chairman)(*)

Olivier Appert

Robert Semmens

Agnès Lemarchand(*)

Hilde Myrberg(*)

(*)	independent director

In compliance with the AFEP-MEDEF Code, this Committee is composed of a majority of independent directors.

Activity in 2012:

In 2012, this Committee met seven times. The average meeting attendance rate was 91%.

During these meetings, the Committee examined, inter alia, (i) the remuneration of the Chairman of the Board and the Chief Executive Officer and their 2012 objectives, (ii) the revision of the protection letter for the Chief Executive Officer, (iii) the appointment of two Senior Executive Vice Presidents, their protection letter and their compensation, (iv) the amount of the directors’ fees and their allocation rules, (v) the policy governing allocation of performance shares and stock-options within the Group, (vi) the report on the qualification of directors as independent prior to its submission to the Board of Directors, (vii) the paragraphs in the annual reports’ (including the management report, Document de Référence and annual report on Form 20-F) regarding the compensation of the mandataires sociaux, (viii) the 2012 bonus plans, (ix) the succession planning of Executive Committee members, (x) the implementation of the evaluation process for the Board, the Chairman and the Chief Executive Officer, (xi) the composition of board Committees and (xii) the new organization of the group in the perspective of the integration of Fugro’s Geoscience Division.

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

Composition:

The members of the Committee are as follows:

Robert Brunck (Chairman)

Olivier Appert

Robert Semmens

Daniel Valot

Activity in 2012:

In 2012, the Strategic Planning Committee met nine times. The average attendance rate of Committee members was 94%.

During these meetings, the Committee was consulted regarding, inter alia, (i) the 2012-2013 forecasts, (ii) the marine strategy and the fleet evolution, (iii) the reservoir strategy, (iv) the 2013 pre-budget, (v) the acquisition of Fugro’s Geoscience Division and (vi) the Group branding and the review of the Group missions and values in the perspective of the integration of Fugro’s Geoscience Division.

HSE/Sustainable Development Committee

The Committee’s assignments are the following:

•

To determine the main areas for the improvement of HSE performance on an ongoing basis and to assess on a regular basis the progress made by the Group by comparison with other companies in the industry;

•	To review the high-rated risks established or not (HPI), to examine their causes and related mitigation measures;

•	To monitor any major HSE crisis and related mitigation measures;

•	To keep the Board of Directors informed of measures taken by the Group in relation to HSE as well as the Group’s initiatives with respect to sustainable development.

Composition:

The members of the Committee are as follows:

Kathleen Sendall(*), (Chairman)

Agnès Lemarchand(*)

Daniel Valot

Terence Young(*)

(*)	independent director

Activity in 2012:

In 2012, the Committee met twice. The attendance rate of Committee members was 100%.

During these meetings, the committee reviewed the following items: (i) the new organization of the HSE/Sustainable Development department, (ii) the high potential incidents that occurred in the Land and Marine acquisition divisions as well the group HSE indicators, (iii) the conclusions of the external audit that was launched to assess the quality of the Group’s governance in terms of management of industrial risks in order to propose ways of improvement with a continuous progress approach, and (iv) the HSE best practices implemented within the Group and measures implemented in terms of sustainable development

Audit Committee:

Responsibilities:

Pursuant to its Charter, the Audit Committee is responsible for assisting the Board of Directors and for completing its own assignments.

The duties of the Audit Committee, as defined by law are, inter alia:

a.	To monitor the financial reporting process;

b.	To monitor the effectiveness of the Company’s internal control and risk management systems;

c.	To monitor the statutory audit of the annual and consolidated accounts;

d.	To review and monitor the independence of the statutory auditors.

Within this scope, the Committee is specifically in charge of:

•	Assignments relating to accounts and financial information:

•	Reviewing and discussing with management and the statutory auditors the following items:

•	the consistency and appropriateness of the accounting methods adopted for establishment of the corporate and consolidated financial statements;

•	the consolidation perimeter;

•	the draft annual and consolidated accounts, semi-annual and quarterly consolidated financial statements along with their notes, and especially off-balance sheet arrangements; and

•	the quality, comprehensiveness, accuracy and sincerity of the financial statements of the Group;

•	Hearing the statutory auditors report on their review, including any comments and suggestions they may have in the course of their audit;

•	Examining the draft press releases related to the Group financial results and proposing any modifications deemed necessary;

•	Reviewing the “Document de Référence” and the annual report on Form 20-F; and

•	Raising any financial and accounting question that appears important to it.

•	Assignments relating to risk management and internal control:

•	Reviewing with management (i) the Company’s policy on risk management, (ii) the analysis made by the Company of its major risks (risk mapping) and (iii) the programs put in place to monitor them;

•

Reviewing with management (i) roles and responsibilities with respect to internal control; (ii) the principles and rules of internal control defined by the Company (i.e. governance, ethics, delegation of authority, information systems, etc.) and on the key processes (treasury, purchase, closing of the accounts, fixed assets, etc.), (iii) the internal control quality as perceived by the Company and (iv) significant deficiencies, if any, identified by the Company or reported by the external auditors (article L.823-16 of the French Commercial Code) as well as the corrective actions put into place; and

•

Reviewing (i) the Report of the Chairman on Board of Directors’ Composition, Preparation and Organization of the Board of Directors’ Work, and Internal Control and Risk Management and (ii) the conclusions of the external auditors on this report.

•	Assignments relating to internal audit:

•	Reviewing with management:

•	the organization and operation of the internal audit;

•	the activities and in particular the missions proposed in the scope of the internal audit plan approved by management and presented to the Committee; and

•	results of internal audit reviews.

•	Assignments relating to external audit:

•	Reviewing with the statutory auditors their annual audit plan;

•	Hearing, if necessary, the statutory auditors without the presence of management,

•

Monitoring the procedure for selection of the auditors and issuing a recommendation to the Board of Directors on the statutory auditors whose appointment is to be submitted to the shareholders’ meeting;

•	Monitoring the independence of the statutory auditors on annual basis; and

•

Discussing, possibly on an individual basis, the audit work with the statutory auditors and management and reviewing regularly the auditors’ fees. Within the framework of a procedure that it determines annually, the Committee has sole authority to authorize performance by the auditors and/or by the members of their network of services not directly relating to their auditing mission.

•	Other assignments:

•	Reviewing with management and, when appropriate, the external auditors the transactions binding directly or indirectly the Company and its executive officers; and

•	Handling, anonymously, any feedback concerning a possible internal control problem or any problem of an accounting and financial nature.

Finally, the management of the Company must report to the Committee any suspected fraud of a significant amount so that the Committee may proceed with any verification that it deems appropriate.

The following persons attend the Committee meetings: the Chairman of the Board of Directors, the Chief Executive Officer, the Senior Executive Vice Presidents, the relevant members of the Executive Committee, the Chief Executive Officer, the Senior Vice President Group Chief Accounting Officer, the auditors, the Senior Vice-President Internal Audit, and any person whom the Committee wishes to hear.

Minutes of each meeting are taken. Furthermore, the Chairman of the Committee reports on its work at every Board of Directors’ meeting. This report is recorded in the minutes of the Board of Directors’ meeting.

Composition:

The members of the Committee are as follows:

Jean Dunand (Chairman)(*)

Loren Carroll(*)

Rémi Dorval(*)

Gilberte Lombard(*)

Daniel Valot

(*) independent director

Mr. Dunand was appointed as Financial Expert by the Board of Directors in 2003 pursuant to section 407 of Sarbanes Oxley Act.

Both Mr. Dunand and Mr. Carroll qualify as independent members of the Committee with specific competences in financial and accounting matters pursuant to article L.823-19 of the French Commercial Code.

During the years he spent at the Total Group, Mr. Dunand developed an extensive financial and accounting expertise through the various positions he has held, especially as Chief Financial Officer of several Total subsidiaries located in countries where the Group also operates. Mr. Carroll, through the positions he held over 15 years within Arthur Andersen, developed an extensive accounting and auditing practice, especially for public companies. He then became Chief Financial Officer of Smith International, a supplier of products and services to the oil and gas, petrochemical, and other industrial markets. Within Smith International, he was in charge of investor relations, supervision of financial activities of Public Corporation (NYSE) and merger, acquisitions and strategic development. Both Mr. Dunand and Mr. Carroll are therefore very familiar with the financial and accounting specificities of our industrial sector and those linked to our international activities.

In compliance with the provisions of the AFEP-MEDEF Code, two thirds of the Committee is composed of independent directors. The committee has relied upon the report issued by the French Autorité des Marchés Financiers on audit committees.

Activity in 2012:

In 2012, the Committee met eight times with an average attendance rate of committee members of 92.50%.

During these meetings, the Committee reviewed draft versions of the annual consolidated financial statements for 2011, and the consolidated financial statements for the first quarter, the first semester and the third quarter of 2012. It also reviewed the 2012 forecasts. The Committee also provided to the Board its recommendations concerning these financial statements. The Committee reviewed the Chairman’s report on Board of Directors’ Composition, Preparation and Organization of the Board of Directors’ Work and on Internal Control and Risk Management, the annual report on Form 20-F and the Document de Référence.

The Committee also met with the external auditors without management present. During this meeting, the auditors and the Committee had an overview of the audit work performed for the closing of the 2011 financial statements.

The Committee also approved and implemented the annual review plan of the main risks of the Group and of certain specific risks that it determined. In this scope, in particular, the committee reviewed the insurance policy of the Group, the financial information systems and the information security.

The Committee also examined the work to be performed by the statutory auditors in the scope of their audit on the 2012 financial statements and approved their fee estimates for this work. In compliance with the Committee’s procedures for its prior approval of non-audit services provided by the members of our auditors’ network, the Committee reviewed such services performed in 2012 and approved them as necessary.

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

Finally, the Committee was consulted regarding the consequences of Fugro’s Geoscience Division acquisition on accounting.

Technology Committee:

Responsibilities:

The Committee is responsible for assisting the Board in reviewing:

•	the technology offer from competitors and other oil service companies;

•	the Group’s development strategy in reservoir imaging including seismic and opportunities in other oilfield services and products;

•	the main development programs in services and equipment;

•	R&D budgets; and

•	the protection of intellectual property.

The Technology Committee usually meets twice a year.

Composition:

The members of the Committee are as follows:

Robert Brunck (Chairman)

Rémi Dorval(*)

Hilde Myrberg(*)

Kathleen Sendall(*)

Terence Young(*)

(*) independent director

Activity in 2012:

In 2012, the Committee met twice with an attendance rate of 100%.

During these meetings, the Committee reviewed the strategic actions plans in technology and Intellectual Property, the latest technological developments of the Group divisions, and certain specific technological projects.

Employees

As of December 31, 2012, we had 7,560 permanent employees worldwide as well as several thousand auxiliary field personnel on temporary contracts. Of the total number of permanent employees, 4,562 were involved in the Services segment, 2,367 in the Equipment segment and 631 in the Group Functions segment, which includes shared services and corporate. 39 were employed by the holding company CGGVeritas SA. We have never experienced a material work stoppage and consider our relations with our employees to be constructive. We permanently employ more than 5,000 technicians and persons holding engineering degrees and have developed a significant in-house training program.

Our workforce of permanent employees increased from 7,198 at December 31, 2011 to 7,560 at December 31, 2012. The net increase of 362 employees is due to an increase of (i) 192 employees in the Equipment segment, mostly from Geophysical Research Corporation in Tulsa acquired in January 2012 (125 employees), (ii) 137 employees in the Services segment, of which 70 are from the Marine acquisition activity and (ii) 33 employees in the Group functions, reinforcing the Finance, Strategy and Audit functions. There was no collective departure plan implemented in 2012 within the Group.

In 2012 we continued our recruiting efforts to respond to turnover (717 leavers) and facilitate the growth of the Company, with the goal not only replacing leavers but also of reinforcing our competence in various domains and expanding our activities. The actual turnover rate in 2012 compared to 2011 was reduced by approximately 15%, indicating a more stable year in terms of attrition, particularly in Marine while Processing and Imaging still show a very competitive environment. We hired, integrated or transferred to a permanent employment status a total of 1,238 employees worldwide compared to 773 in 2011. The competences required for our activities continue to evolve, requiring more demanding selection criteria in the hiring process. This is particularly true for our Processing, Imaging & Reservoir division, which maintains a strong focus on candidates with Ph-Ds.

The Company continues to implement targeted recruitment programs, including geophysicists recruitments for our Processing, Imaging & Reservoir centers, specialists recruitment for our research & development departments in all divisions, maritime specialists recruitment for our Marine division and high-potential manager recruitment for our Land division. To cope with this demand, we are reinforcing our partnership and collaboration with the Universities, Schools and Professional Associations. Through our own CGG University we also maintain efforts to develop managerial and expert training programs adapted to our needs, as well as individual “soft” skills training and HSE and technical training.

In accordance with French law each of our French subsidiaries (representing a total of 1,926 employees) has an Employee Representation Committee (Comité d’Entreprise) consisting of representatives elected by our employees. The Employee Representation Committee reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to working conditions and is regularly informed of economic developments. Elections held in November 2012 within the scope of the UES CGGVeritas SA and CGGVeritas Services SA have led to the composition of a new Comité d’Entreprise as of December. Elections in the Sercel Group of Companies in France will be conducted in 2013.

Similarly a Personnel Commission of elected employees is in place for our field and expatriate staff employed by CGGVeritas International, set up under the specifications of the Swiss Code des Obligations. New election for the Marine Commission has taken place in December and will lead to the formation of a new commission in 2013.

In Singapore, 37 people were represented under the collective agreement as of December 31, 2012. This represents 18% of our Singapore workforce. These employees are represented by the Singapore Industrial and Services Employees Union (SISEU), an affiliated union of the National Trade Union Congress.

Offshore crews on Norwegian contacts (71 people) are under a collective agreement. Salaries and other conditions are negotiated with their shop steward and a representative is nominated to represent the union. For office employees there are two different agreements in place organizing a total of 33 employees out of approximately 140. Salaries are decided on an individual basis. For all of Norway (employees on Norwegian contract), excluding Sercel, 34% of the personnel are covered under collective agreements.

Share Ownership

In accordance with French law, we are authorized annually by our shareholders at the extraordinary general meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Epargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the extraordinary general meeting held on May 10, 2012, renewed our authorization to issue up to 6,250,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors sets the commencement date for the offering, nor lower than 80% of such average market price. As of December 31, 2012, Group employees held 78,000 shares corresponding to 0.04% of the share capital and 0.08% of the voting rights.

Stock-options

Pursuant to resolutions adopted by our Board of Directors on May 11, 2006, March 23, 2007, March 14, 2008, March 16, 2009, January 6, 2010, March 22, 2010, October 21, 2010, March 24, 2011 and June 26, 2012, our Board of Directors has granted options to certain of our employees, executive officers and Directors to subscribe for an aggregate of 9,299,888 ordinary shares taking into account the various adjustment made to the number of stock options issued pursuant to French law. Options with respect to 8,649,479 ordinary shares remained outstanding as of March 31, 2013.

The following table sets forth certain information relating to these stock options plans as of March 31, 2013:

Date of Board of Directors’ resolution	Options granted(1)	Number of beneficiaries	Options exercised (ordinary shares) at March 31, 2013	Options outstanding at March 31, 2013	Exercise price per ordinary share(1)	Expiration date
May 11, 2006(4)(2)	1,012,500	171	2,500	1,001,048	€24.95	May 10, 2014
March 23, 2007(5)(3)	1,308,750	145	2,000	1,221,425	€28.89	March 23, 2015
March 14, 2008(6)(3)	1,188,500	130	0	1,120,226	€30.95	March 14, 2016
March 16, 2009(7)(3)	1,327,000	149	391,922	889,067	€8.38	March 16, 2017
January 6, 2010(8)(3)	220,000	1	0	231,538	€13.98	January 6, 2018
March 22, 2010(9)(3)	1,548,150	339	38,382	1,426,233	€18.47	March 22, 2018
October 21, 2010(10)(3)	120,000	3	0	126,291	€16.05	October 21, 2018
March 24, 2011(11)(3)	1,164,363	366	0	1,150,227	€24.21	March 24, 2019
June 26, 2012(12)(3)	1,410,625	413	0	1,483,424	€17.84	June 26, 2020
Total	9,299,888		434,804	8,649,479

(1)

Pursuant to French law and the terms of the stock option plans, the numbers of options initially granted and the exercise price were adjusted following (i) our share capital increase in December 2005, (ii) our five-for-one stock split in June 2008 and (iii) our share capital increase in October 2012. The figures shown are after adjustment.

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

(12)

Options under the June 2012 plans vest in three batches (50% in June 2014, 25% in June 2015 and 25% in June 2016) and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before June 26, 2016. The June 2012 plans consist of a plan granting 200,000 options to the Chief Executive Officer, 100,000 options to each Corporate Officer (subject to certain performance conditions) and a plan granting 1,010,625 options to certain other officers and employees.

The stock options allocated to Mr. Brunck, Chairman of the Board of Directors, Mr. Malcor, Chief Executive Officer, Mr. Frydman and Mr. Rouiller, Corporate Officers (the “Executive Officers”) under the plans implemented by the Company over the last two years are set forth below:

Name of the Executive Officer(1)	Date of the Plan	Number of options allocated during fiscal year(2)		Valuation of options pursuant to the method used for consolidated financial statements (€)	Subscription price(2)(3)	Exercise period
Robert Brunck Chairman of the Board	03/24/2011	70,165	(4)	373,122	€24.21	From 03/25/2012 to 03/24/2019 inclusive

Jean-Georges Malcor Chief Executive Officer	03/24/2011	140,329	(4)	746,238	€24.21	From 03/25/2012 to 03/24/2019 inclusive

Jean-Georges Malcor Chief Executive Officer	06/26/2012	210,484	(4)	804,000	€17.84	From 06/27/2014 to 06/26/2020 inclusive

Stéphane-Paul Frydman Corporate Officer	06/26/2012	105,243	(4)	402,000	€17.84	From 06/27/2014 to 06/26/2020 inclusive

Pascal Rouiller Corporate Officer	06/26/2012	105,243	(4)	402,000	€17.84	From 06/27/2014 to 06/26/2020 inclusive

(1)

Information relating to stock-options granted to Messrs. Stéphane-Paul Frydman and Pascal Rouiller are provided for as from the date of their appointment as Corporate Officers only, i.e. February 29, 2012.

(2)	Number of options and subscription prices adjusted further to the capital increase of October 23, 2012.
(3)	The subscription price corresponds to the average of the opening share prices of the share on the last twenty trading days prior to the meeting of the Board of Directors granting the options.
(4)	Subject to the performance conditions described below.

Stock-options are allocated without any possible discount.

The conditions of the plans applicable to the Executive Officers are those of the general plans, plus those described below.

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

Performance conditions:

Stock option plan dated March 24, 2011(1)

The Board of Directors decided, in accordance with the provisions of the AFEP-MEDEF code that, for the first three years of the plan dated March 24, 2011, the acquisition of options would be subject to performance conditions based on the achievement of one of the three objectives stated below:

•	a share price performance objective relative to the SBF 120 index;

•	a share price performance objective relative to the PHLX Oil Service SectorSM (OSXSM);

•	a financial indicator objective of EBITDAS denominated in US$ and related to the target for the annual variable part of the compensation of the Executive Officers (“mandataires sociaux”).

(1)	With respect to the plan dated March 24, 2011, this provision applies to Messrs. Robert Brunck and Jean-Georges Malcor only, as they were the only Executive Officers of the Company when this plan was adopted.

Stock option plan dated June 26, 2012

The Board of Directors decided, in accordance with the provisions of the AFEP-MEDEF code that the rights to the options would be acquired in three batches during the first four years of the plan dated June 26, 2012 (50% of the options allocated in June 2014, 25% of the options allocated in June 2015 and 25% of the options allocated in June 2016) and that the acquisition of options would be subject to the following performance conditions:

1.

The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least two-thirds of the same average ratio over the same period of sixty trading days three years before the vesting date;

2.	The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG share price over SBF 120 index shall equal at least two-thirds of the same average ratio over the same period of sixty trading days three years before the vesting date;

3.	Over the vesting period, the market price of the CGG share shall have increased at least by 8% on an annual basis;

4.	The Group results in average over a period of three years preceding the vesting date shall reach at least 90% of the average EBITDAS annual targets as determined by the Board of Directors.

Obligation to keep stock-options under the registered form:

Pursuant to the provisions of article L.225-185 of the French commercial code, the Board of Directors decided that the number of shares resulting from the exercise of stock-options that the Executive Officers benefiting from these plans will have to keep under the registered form until the end of their term shall account for 20% of the amount of the gain on the purchase price realized when exercising the options granted by the Board of Directors on March 24, 2011(1) and June 26, 2012.

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

At the extraordinary general shareholders’ meeting held on May 4, 2011, a performance share plan was approved by shareholders whereby performance shares representing up to 1% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. Pursuant to such shareholders’ resolution, the Board allocated 516,550 performance shares to 413 beneficiaries on June 26, 2012.

(1)	With respect to the plan dated March 24, 2011, this provision applies to Messrs. Robert Brunck and Jean-Georges Malcor only, as they were the only Executive Officers of the Company when this plan was adopted.

The shares finally allocated during the 2012 fiscal year to Executive Officers pursuant to the plan dated March 22, 2010 are set forth below:

Name of the Executive Officer (“mandataire social”)	Date of the Plan	Number of shares finally allocated during 2012 fiscal year	Final allocation Date	Date of availability	Acquisition conditions
Robert Brunck Chairman of the Board of Directors	03/22/2010	8,694	05/10/2012	05/11/2014	Purchase of 1 share for 20 allocated shares

Jean-Georges Malcor Chief Executive Officer	03/22/2010	7,113	05/10/2012	05/11/2014	N/A(1)

Stéphane-Paul Frydman Corporate Officer	03/22/2010	2,766	05/10/2012	05/11/2014	N/A(1)

Pascal Rouiller Corporate Officer	03/22/2010	2,766	05/10/2012	05/11/2014	N/A(1)

(1)	As of the date of this plan, Mr. Jean-Georges Malcor, Stéphane-Paul Frydman and Pascal Rouiller were not yet Executive Officers of the Company.

The shares allocated to Executive Officers under the plans dated March 24, 2011 and June 26, 2012 respectively are set forth below:

Name of the Executive Officer (“mandataire social”)(1)	Date of the Board of Directors’ meeting	Maximum number of shares allocated (2)	Valuation of shares (€)	Final allocation Date	Date of availability	Performance conditions
Robert Brunck Chairman of the Board of Directors	03/24/2011	14,446	355,300	03/24/2013	03/24/2015	Operating income EBITDAS

Jean-Georges Malcor Chief Executive Officer	03/24/2011	28,892	710,600	03/24/2013	03/24/2015	Operating income EBITDAS

Jean-Georges Malcor Chief Executive Officer	06/26/2012	28,892	498,575	06/26/2014	06/26/2016	EBI EBITDAS

Stéphane-Paul Frydman Corporate Officer	06/26/2012	11,819	203,963	06/26/2014	06/26/2016	EBI EBITDAS

Pascal Rouiller Corporate Officer	06/26/2012	11,819	203,963	06/26/2014	06/26/2016	EBI EBITDAS

(1)

Information relating to performance shares granted to Messrs. Stéphane-Paul Frydman and Pascal Rouiller are provided for as from the date of their appointment as Corporate Officers only, i.e. February 29, 2012.

(2)	Adjusted following the capital increase of October 23, 2012.

Plans dated March 24, 2011 and June 26, 2012:

Pursuant to article L.225-197-1 of the French Commercial Code, the Board of Directors decided that the number of performance shares thus allocated to the Executive Officers benefiting from the plans dated March 24, 2011(1) and June 26, 2012 will be set at 10% of such allocation, which the Executive Officers will have to keep under the registered form until the end of their term.

In accordance with the AFEP-MEDEF code, the Board of Directors held on March 24, 2011(1) and June 26, 2012 also decided to set the number of additional shares that the Executive officers are required to purchase at the end of the allocation period of the performance shares thus granted under the 2011 and 2012 plans at one (1) share for twenty (20) allocated shares.

Regarding the plan dated March 24, 2011, the Board of Directors held on February 27, 2013 determined that the performance condition based on EBITDA was fulfilled up to 85% for the Services segment, up to 108% for the Equipment segment and up to 92% at the Group level.

Therefore, Messrs. Brunck, Malcor, Frydman and Rouiller will be allocated 12,423, 24,847, 7,634, and 8,166 shares respectively.

Plan dated March 22, 2010:

The Board of Directors held on February 29, 2012 acknowledged that, for the plan of March 22, 2010, the performance condition based on EBI was fulfilled up to 153% for the Equipment segment and up to 75% at the Group level. None of the performance conditions were fulfilled for the Services segment. As a result, Messrs. Brunck and Malcor were respectively allocated 8,694 and 7,113 shares under this plan and Messrs. Frydman and Rouiller 2,766 shares each.

Item 7:	PRINCIPAL SHAREHOLDERS

Major Shareholders

The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as at March 31, 2013 and December 31, 2012, 2011 and 2010.

	March 31, 2013		2012		December 31, 2011		2010
	% of shares	% of voting rights	% of shares	% of voting rights	% of shares	% of voting rights	% of shares	% of voting rights
Identity of Person or Group
Fonds Stratégique d’Investissement (“FSI”)	7.06	11.56	7.06	11.21	6.50	6.22	6.00	5.75
Manning & Napier	5.49	5.02	4.30	3.94	4.99	4.77	6.17	5.91
IFP Energies Nouvelles (formerly Institut Français du Pétrole)	3.60	6.57	3.60	6.60	4.18	8.00	4,19	8,03
FCPE “CGG Actionnariat”(*)	0.04	0.08	0.04	0.08	0.05	0.10	0.05	0.10
Treasury stock	0.45	0	0.45	0	0.53	0	0.53	0
Public	83.36	76.77	80.27	74.24	78.82	76.19	77.66	75.04
Total	100%	100%	100%	100%	100%	100%	100%	100%

(*)	Shares held by CGG Group employees.

(1)	With respect to the plan dated March 24, 2011 this obligation applies to Messrs. Robert Brunck and Jean-Georges Malcor only, as they were the only Executive Officers of the Company when stock-options were allocated.

Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As of March 31, 2013, IFP Energies Nouvelles and Fonds Stratégique d’Investissement (FSI) had held respectively 6,346,610 and 12,461,577 fully paid ordinary shares in the registered form for two consecutive years, giving IFP Energies Nouvelles and FSI respectively 3.60% and 7.06% of the voting power of the outstanding ordinary shares at such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP Energies Nouvelles are presently held in bearer form.

On March 9, 2012, FSI and IFP Energies Nouvelles announced that they had entered into a shareholders’ agreement relating to their shareholding in order to implement a common approach on the matters relating to the Company.

On September 26, 2012, the Company launched a share capital increase through the distribution of preferential subscription rights to existing shareholders to fund the acquisition of the businesses of Fugro Geoscience division (excluding multi-clients library and OBN businesses). The final gross proceeds amounted to €413,609,320, corresponding to the issuance of 24,329,960 new shares. The net proceeds of the issuance were used to pay a portion of the acquisition price for the Geoscience Division (the “Acquisition”).

On November 20, 2012, we issued 11,200,995 bonds convertible into and/or exchangeable for new or existing shares of the Company to be redeemed on January 1, 2019 for a total nominal amount of €360 million. The net proceeds of the issuance were used to finance part of the purchase price of Fugro’s Geoscience Acquisition. The convertible bonds will entitle the holders to receive new and/or existing CGG shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

See “Item 9: The offer and Listing — Offer and Listing Details” for information regarding holdings of our shares in the United States.

Related Party Transactions

We sell products and services to related parties, pursuant to arm’s length contracts. We also receive products and services from related parties in exchange.

	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Sales of geophysical equipment to Argas	10.9	4.2	62.6
Equipment rentals and services rendered to Argas	10.4	15.2	11.0
Charter revenues received from LDA for the Alizé	12.2	13.8	14.4
Sales of geophysical equipment to Xian Sercel Petroleum Exploration Instrument Co. Ltd.(1)	—	—	9.7
Services rendered to Gardline CGGV Pte Ltd.	3.3	—	—
Equipment rentals and services rendered to PTSC CGGV Geophysical Survey Company	13.6	—	—
Equipment rentals and services rendered to PT Elnusa-CGGVeritas Seismic	6.0	17.3	—

Income	56.4	50.5	97.7

Charter expenses and ship management from Norfield AS(1)	—	—	42.0
Equipment purchase and rentals from Argas	6.2	8.7	22.6
Charter expenses and ship management paid to LDA	34.3	28.1	15.2
Charter expenses from Eidesvik Seismic Vessels AS	14.6	17.3	10.8
Charter expenses from Oceanic Seismic Vessels AS	15.4	4.5	—
Ship management expenses from CGGVeritas Eidesvik Ship Management	67.8	9.0	—
Costs of services rendered by PT Elnusa-CGGVeritas Seismic	10.8	13.5	—
Purchases of geophysical equipment from Tronic’s	10.9	8.8	5.7
Costs of services rendered by PTSC CGGV Geophysical Survey Company	23.4	—	—
Cost of services rendered by Gardline CGGV Pte Ltd	5.6	1.4	2.1
Expenses	189.0	91.3	98.4

Trade receivables from Argas	6.9	4.0	28.1
Trade receivables from Norfield AS(1)	—	—	10.2
Trade receivables from PT Elnusa-CGGVeritas Seismic.	3.8	14.7	—
Trade receivables from PTSC CGGV Geophysical Survey Company	4.2	—	—
Trade receivables from LDA	11.9	7.1	—
Trade accounts and notes receivable	26.8	25.8	38.3

Loan to Eidesvik Seismic Vessel AS	—	—	7.1
Loan to PTSC CGGV Geophysical Survey Company	28.3	—	—

Financial assets	28.3	—	7.1

Accounts payable to Argas	5.4	3.0	6.4
Accounts payable to LDA	2.7	3.9	2.5
Accounts payable to Spectrum ASA	0.9	3.4	—
Accounts payable to PTSC CGGV Geophysical Survey Company	10.9	—	—
Accounts payable to PT Elnusa-CGGVeritas Seismic	—	12.9	—
Trade accounts and notes payables	19.9	23.2	8.9

Finance lease debt to Norfield AS(1)	—	—	40.0
Finance lease debt to Eidesvik Seismic Vessel AS	11.7	12.4	12.6
Finance lease debt to Oceanic Seismic Vessels AS	9.6	10.2	—

Financial liabilities	21.3	22.6	52.6

	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Future leases commitments to Oceanic Seismic Vessels AS	180.1	149.3	201.4
Future leases commitments to Eidesvik Seismic Vessels AS	155.9	172.5	181.9
Future leases commitments to Norfield AS(1)	—	—	168.5
Future ship management costs to LDA — net	4.6	8.2	11.8
Future ship management costs to CGGVeritas Eidesvik Ship Management	222.9	258.2	—

Contractual Obligations	563.5	588.2	563.6

(1)	Xian Sercel Petroleum Exploration Instrument Co. Ltd. was accounted for under the equity method until November 2010 and Norfield AS until January 2011.

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar which owns of the seismic vessel Alizé. Geomar provides vessel charter services to LDA.

Argas, Eidesvik Seismic Vessel AS, Oceanic Seismic Vessel AS, Gardline CGGV Pte Ltd., CGGVeritas Eidesvik Ship Management, PTSC CGGV Geophysical Survey Company, Spectrum ASA and PT Elnusa-CGGVeritas Seismic are companies accounted for under the equity method. Tronic’s is 16% owned by the Group.

No credit facility or loan was granted to the Company by shareholders during the last three years.

Interests of Experts and Counsel

None.

Item 8:	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial statements and notes thereto filed as a part of this annual report.

Item 9:	THE OFFER AND LISTING

Offer and Listing Details

The trading market for our ordinary shares is Euronext Paris S.A., where the ordinary shares have been listed since 1981. American Depositary Shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “CGG”. The Bank of New York has advised us that as of March 31, 2013, there were 3,852,420 ADSs outstanding. On the basis of this information, the ADSs held on such date in the United States represented approximately 2.18% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholder.

Price Information on Euronext Paris.

The tables below set forth, for the periods indicated, the high and low prices for the outstanding ordinary shares on Euronext Paris as reported by NYSE Euronext.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(€)
2013
March	18.98	17.50
February	21.98	18.73
January	23.60	20.35
2012
December	23.96	22.50
November	25.75	20.85
October	25.76	23.70

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2013:

	Price per Share
	High	Low
	(€)
2013
First Quarter	23.60	17.50
2012
First Quarter	24.19	17.83
Second Quarter	22.57	16.33
Third Quarter	25.52	19.95
Fourth Quarter	25.76	20.85
2011
First Quarter	27.78	21.03
Second Quarter	26.45	21.79
Third Quarter	25.84	12.42
Fourth Quarter	18.50	11.43

The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share
	High	Low
	(€)
2012	25.76	16.33
2011	27.78	11.43
2010	24.98	12.93
2009	17.19	7.63
2008	199.99	8.44	(1)

(1)	Reflects the five-for-one stock split effective as of June 3, 2008.

Price Information on the NYSE

The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(U.S.$)
2013
March	24.46	22.46
February	30.11	24.77
January	31.12	27.28
2012
December	31.06	29.22
November	33.37	27.83
October	34.83	31.04

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2013:

	Price per Share
	High	Low
	(U.S.$)
2013
First Quarter	31.12	22.46
2012
First Quarter	31.48	24.09
Second Quarter	30.45	20.68
Third Quarter	34.84	24.55
Fourth Quarter	34.83	27.83
2011
First Quarter	38.12	28.27
Second Quarter	37.50	31.96
Third Quarter	32.50	24.80
Fourth Quarter	24.58	19.92

The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	Price per Share
	High	Low
	(U.S.$)
2012	34.84	20.68
2011	38.12	19.92
2010	33.39	16.42
2009	25.34	9.67
2008	58.48	10.50	(1)

(1)	Reflects the five-for-one stock split effective as of June 3, 2008.

Trading on Euronext Paris

Official trading of listed securities on Euronext Paris is transacted through stockbrokers and other financial intermediaries, and takes place continuously on each business day from 9:00 a.m. through 5:25 p.m., with a pre- opening session from 7:15 a.m. through 9:00 a.m. during which transactions are recorded but not executed. Any trade effectuated after the close of a stock exchange session is recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris publishes a daily Official Price List that includes price information concerning listed securities. Euronext Paris has introduced continuous trading during trading hours by computer for most listed securities. Shares listed on Euronext Paris are placed in one of three categories depending on the issuer’s market capitalization. Our outstanding ordinary shares are listed on Euronext Paris in the category known as Continu, which includes the most actively traded shares.

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

Transaction with Interested Directors

French corporate law provides for prior approval and control of transactions entered into between, directly or indirectly, us (i) and our Directors, Chief Executive Officer, Corporate Officers, or (ii) any entity in which any of these persons is at the same time an owner, partner with unlimited liability, managing director, deputy managing director, member of the supervisory board or an executive officer, unless the transaction is entered into in the ordinary course of business and under normal terms and conditions. Transactions entered into between us and one of our shareholders who holds, directly or indirectly, more than 10% of our voting rights, or with an entity controlling such a shareholder, are also considered related party transactions requiring the prior approval of our Board of Directors.

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

Under our statuts, the Board of Directors has authority to determine the compensation of its chairman as well as of its Chief Executive Officer and Corporate Officers.

Borrowing Powers Exercisable by the Directors

Under French company law and our statuts, directors other than legal entities are forbidden to take out loans from CGGVeritas SA in any form whatsoever or to have CGGVeritas SA grant them an overdraft in current account or otherwise. It is also forbidden to have CGGVeritas SA stand as surety for them or back their commitments in respect of third parties. This prohibition also applies to executive officers and to permanent representatives of legal-entity directors. It also applies to the spouses, lineal forebearers or descendants of the persons referred to in this paragraph and also to any trustee.

Also, under article L.225-43 of the French Commercial Code, directors, executive officers and permanent representatives of legal-entity directors may not borrow money or obtain a guarantee from the Company. Any such loan or guarantee would be void and may not be relied upon by third parties.

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

Share Capital

As of March 31, 2013, our issued share capital amounts to €70,581,503 divided into 176,453,758 shares of the same class with a nominal value of €0.40 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”

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

Decreases in Share Capital

An extraordinary general meeting of shareholders also has the power to authorize and implement a reduction in share capital which may be achieved either:

•	by decreasing the nominal value of our outstanding shares; or

•	by reducing the number of our outstanding shares.

The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares.

According to French company law, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses and a reduction pursuant to a program of acquisition of shares, all holders of shares must be offered the possibility to participate in such a reduction. See “Acquisition of our own Shares”. All holders of shares in a given class of shares must be treated equally unless each affected shareholder agrees otherwise. Our creditors may oppose a capital reduction during the 20-day period following the registration with the Registry of Commerce of the minutes of the shareholders’ meeting approving the capital reduction if such reduction results from losses. Upon a creditor’s request, the Tribunal de Commerce may order us to reimburse our creditors or guarantee our debt.

Preferential Rights to Subscribe

According to French law, our current shareholders have preferential rights on a pro rata basis to subscribe (droit préferentiel de souscription) for any issue of additional shares to be subscribed in cash or by set-off of cash debts and to subscribe to any issue of other securities which may either directly or indirectly result in, or carry rights to subscribe for, additional shares issued by us. An extraordinary shareholders’ meeting may decide to withdraw the shareholders’ preferential right to subscribe, either in respect of any specific issue of securities, or more generally, with respect to an authorization by the extraordinary general meeting, to issue shares or other equity securities, for a duration not to exceed 26 months or 18 months in the case of an authorization given for an issue of securities to identified persons or categories of persons. Shareholders may also individually waive their preferential right to subscribe in respect of any offering. French law requires that the Board of Directors and our statutory auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Preferential rights to subscribe, if not previously waived, are tradable during the subscription period relating to a particular offering of shares and may be quoted on Euronext Paris. In the event that the preferential rights of shareholders are withdrawn, the shareholders’ meeting has the power to grant, or to authorize the Board of Directors to grant, existing shareholders a non-transferable priority right (délai de priorité) to subscribe for new shares issued during a minimum period of three trading days.

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

Alternatively, the shareholder may send us a blank proxy without nominating any representative. In that case, the chairman of the shareholders’ meeting will vote the shares with respect to which such blank proxy has been given in favor of all resolutions proposed or approved by the Board of Directors and against all others. We will send proxy forms to any shareholder on request, provided such request is received by the Company at least six days before the date of the relevant general meeting. In order to be counted, we must receive proxy forms at our registered office or at such other address indicated in the notice convening the meeting prior to the date of the relevant general meeting. With respect to voting by mail, we must send our shareholders a form of such vote and we must receive the form at least three days prior to the date of the relevant general meeting.

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

At the shareholders’ meeting held on May 10, 2012, our shareholders renewed the existing authorization to acquire up to 10% of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting.

Under such authorization, we are allowed to carry out transactions on our shares with the following objectives:

•

to support liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the Association Française des Marchés Financiers,

•	to deliver shares in the scope of securities giving access, immediately or in the future, to shares by redemption, conversion, exchange, presentation of a warrant or by any other means,

•	to deliver, immediately or in the future, shares in exchange in the scope of external growth, within the limit of 5% of the share capital,

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

This authorization was granted for a period of 18 months from May 10, 2012 and cancelled and replaced the authorization granted to the Board of Directors by the general meeting held on May 4, 2011. This share repurchase plan was not implemented in 2012.

As of December 31, 2012, we still held 800,000 of our own shares.

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

Form, Holding and Transfer of Shares

Form of Shares. Our statuts provide that our fully paid shares may be held in either registered or bearer form at the option of the shareholder. We may avail ourselves of the procedure known as titres au porteur identifiables, according to which we are entitled to request Euroclear France to disclose the name, nationality, address and the number of shares held by holders of those securities of ours which have, or which may in the future acquire, voting rights.

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

Sale and Purchase Agreement relating to the Geoscience Business between Fugro N.V. (as the Seller) and CGGVeritas (as the Purchaser) dated 23 September 2012 and amended on January 27, 2013.

This agreement provides for our acquisition of most of Fugro’s Geoscience Division, as described under “Item 4: Information on the Company — Introduction — The Geoscience Acquisition.”

Joint Venture Agreement relating to Seabed Geosolutions B.V. between Fugro Consultants International N.V. and CGGVeritas S.A. dated 27 January 2013, and amended on February 16, 2013.

This agreement provides for our establishment with Fugro of a joint venture (Seabed Geosolutions B.V. (the “Seabed JV”),) to which Fugro would contribute its OBN activity and we would contribute our shallow water, ocean bottom cable and OBN activities. As a result of a value of our respective contributions to the Seabed JV and the allocation of shareholding in the JV (60% to Fugro, 40% to us), we set off €225 million against the €1.2 billion purchase price of the Geoscience Acquisition. The Seabed JV was substantially closed on February 16, 2013.

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

The U.S. federal income tax treatment of a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds ADSs will depend on the status of the partner and the activities of the partnership. Holders that are entities treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the ownership and disposition of ADSs by the partnership.

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

Taxation of Dividends

France generally imposes a 30% withholding tax on dividends distributed in cash or in the form of shares by a French corporation (such as our Company) to shareholders who are residents of the United States. Furthermore, dividends paid outside of France in a “non-cooperative state or territory” (Etat ou territoire non-coopératif) as defined in Article 238-0 A of the French Tax Code (i.e. a state or territory included in a list to be updated and published each year by way of an order (arrêté) of the French Ministers in charge of the economy and the budget) are subject to French withholding tax at a rate of 75%. However, the Treaty generally reduces the withholding tax rate to 15% on dividends paid in cash or in the form of shares to an Eligible U.S. Holder (as defined below).

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

If Form 5000 is not filed prior to the dividend payment, we or the French paying agent will withhold tax from the dividend at the above rate of 30%, and the Eligible U.S. Holder will be entitled to claim a refund of the excess withholding tax by filing Form 5001 with the Depositary or the French paying agent early enough to enable them to forward that application to the French tax authorities before December 31 of the second year following the calendar year in which the related dividend was paid.

The Depositary will provide to all U.S. Holders of ADSs the applications or certificates, together with instructions, and will arrange for the filing with the French tax authorities of all applications and certificates completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time to complete the filing.

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

If a transfer of listed shares is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a registration duty assessed on the higher of the purchase price or the market value of the shares, at the rate of 0.1%. Transfers subject to the French financial transaction tax are exempted from the 0.1% registration duty, where applicable.

Transfers of listed shares and certain other equity-linked instruments (including American depositary shares) that are admitted to trading on a French or foreign regulated or recognized market, issued by companies having their registered seat in France and whose market capitalization exceeds €1 billion as at December 1 of the year preceding the relevant taxable year, are subject to French financial transaction tax, at the rate of 0.2%, subject to certain exemptions.

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

Effect of French Withholding Taxes

As discussed above under “Taxation — French Taxation — Taxation of Dividends”, under French domestic law, dividends paid by us to a United States resident shareholder are subject to a 30% withholding tax (75% in the case of dividends paid outside France in a “non-cooperative state or territory”). Please see “Taxation — French taxation — Taxation of Dividends”. Under the Treaty, however, the rate of withholding tax applicable to Eligible U.S. Holders is reduced to a maximum of 15%. Please see “Taxation — French Taxation — Taxation of Dividends — Procedure to Obtain Treaty Benefits” for the procedure to claim the reduced rate of withholding tax under the Treaty.

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

Passive Foreign Investment Company Status

A foreign corporation will be a PFIC in any taxable year in which either (i) 75% or more of its gross income consists of certain specified types of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. We do not expect that we will be a PFIC in 2013, but our possible status as a PFIC must be determined annually and therefore we might become a PFIC in future years.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. In accordance with the Exchange Act, we electronically file or submit reports, including annual reports on Form 20-F and interim reports on Form 6-K, and other information with the Securities and Exchange Commission. You may obtain these reports and other information by sending a written request to CGGVeritas, Tour Maine-Montparnasse, 33, avenue du Maine, BP 191, 75755 Paris cedex 15, France, Attention: Investor Relations Officer, Telephone: (33) 1 64 47 45 00.

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

Interest Rate Risk

Our policy is to manage interest rates through maximization of the proportion of fixed rate debt. As of December 31, 2012, 98% of our debt consisted of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, a portion of our interest expenses vary in line with movements in short-term interest rates. We may use interest rate swaps to adjust interest rate exposure when appropriate based upon market conditions.

Foreign Exchange Rate Risk

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are mainly denominated in U.S. dollars and euros, and to a significantly lesser extent, in Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner, British pounds and Chinese Yuan. Historically, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

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

Credit Risk and Counter-Party Risk

We seek to minimize our counter-party risk by entering into hedging contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material. Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. In 2012, the Group’s two most significant customers accounted for 7.1% and 5.8% of the Group’s consolidated revenues compared with 13.0% and 3.0% in 2011 and 6.9% and 6.0% in 2010.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of December 31, 2012:

Carrying value	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(in U.S.$ million)
Debt
U.S. dollar	9.1	5.1	3.4	339.5	398.9	633.9	1,389.9	2,199.3
Average fixed rate	7.2%	6.9%	7.7%	10.8%	8.0%	7.3%	8.4%
U.S. dollar	17.2	9.7	8.4	6.1	—	—	41.4	41.4
Average variable rate	2.6%	3.1%	3.4%	3.5%	—	—	2.9%
Euro	4.8	4.9	5.2	398.7	5.6	433.7	853.0	1,159.8
Average fixed rate	4.5%	4.4%	4.4%	8.4%	4.4%	5.4%	6.8%
Euro	—	—	—	—	—	—	—	—
Average variable rate	—	—	—	—	—	—	—
Other currencies	—	—	—	—	—	—	—	—
Average fixed rate	—	—	—	—	—	—	—
Other currencies	—	—	—	—	—	—	—	—
Average variable rate	—	—	—	—	—	—	—
Foreign Exchange — Firm commitments
Forward sales of U.S. dollars against euros	35.0							(5.0)
U.S. dollars average rate/€	1.2840
Forward sales of U.S. dollars against British pounds	3.0							0.0
U.S. dollars average rate/GBP	1.6022
Forward sales of U.S. dollars against Ren-min-bi Yuan	2.0							0.0
RMB average rate/U.S.$	6.2709
Forward sales of U.S. dollars against Norwegian kroner	15.6							0.2
NOK average rate/U.S.$	5.6505
Forward sales of U.S. dollars against Singapore dollar	8.2							0.0
SGD average rate/U.S.$	1.2197
Forward sales of U.S. dollars against Swiss Franc	1.1							0.0
CHF average rate/U.S.$	0.9120

Item 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Our ADSs are listed on the New York Stock Exchange under the symbol “CGG”. The Bank of New York Mellon is the depositary (the “Depositary”) issuing ADSs pursuant to an amended and restated deposit agreement dated January 11, 2007 among our company, the Depositary and the holders from time to time of ADSs (the “Deposit Agreement”). Each ADS represents the right to receive one share. The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this annual report.

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

However, in the year ended December 31, 2012, the Depositary did not reimburse us for any fees or expenses.

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

Pursuant to section L.225-37 of the French Commercial Code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the annual general meeting of our shareholders on the Board of Directors’ composition, preparation and organization of the Board of Directors’ work, internal control and risk management. This report for 2012 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our disclosure committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our Group has been implemented.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2012, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2012, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union as of December 31, 2012.

The effectiveness of management’s internal control over financial reporting has been audited by Ernst & Young and Mazars, our independent registered public accounting firms, as stated in their report, which is included herein.

(c) Attestation Report of Independent Registered Public Accounting Firms.

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of Compagnie Générale de Géophysique — Veritas SA

We have audited Compagnie Générale de Géophysique — Veritas SA’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Compagnie Générale de Géophysique — Veritas SA’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Compagnie Générale de Géophysique — Veritas SA maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Compagnie Générale de Géophysique — Veritas SA as of December 31, 2012, 2011, 2010 and 2009 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2012 of Compagnie Générale de Géophysique — Veritas SA and our report dated April 25, 2013 expressed an unqualified opinion thereon.

Courbevoie and Paris-La Défense, France

April 25, 2013.

MAZARS	ERNST & YOUNG et Autres

Jean-Marc Deslandes	Pierre Jouanne	Laurent Vitse

(d) Changes in Internal Control Over Financial Reporting.

Not Applicable

Item 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

Pursuant to section 407 of the Sarbanes Oxley Act of 2002, Mr. Dunand was appointed Financial Expert of the Audit Committee by a Board resolution dated December 10, 2003, as reaffirmed by a board resolution on February 20, 2007. Mr. Dunand is “independent”, as that term is defined by the listing standards of the New York Stock Exchange.

Item 16B:	CODE OF ETHICS

The Board of Directors has adopted a code of ethics that applies to our Chief Executive Officer, our Chief Financial Officer, other senior financial officers (including our principal accounting officer), the members of the Corporate Committee and the Disclosure Committee to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us and compliance with applicable governmental rules and regulations. A copy of this code of ethics is filed as an exhibit to this annual report.

Item 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,
	2012		2011 (restated)
	Ernst & Young	Mazars	Ernst & Young	Mazars
	(in thousands of US Dollars)
Audit Fees(a)	4,123	2,329	4,613	2,786
Audit-Related Fees(b)	1,168	749	870	557
Tax Fees(c)	70	29	163	66
All Other Fees(d)	—	—	—	—

Total	5,361	3,107	5,646	3,409

Notes:

(a)	Audit fees are the aggregate fees billed by our independent auditors for the audit of the individual and consolidated annual and semi-annual financial statements and the provision of services that are normally provided by our independent auditors in connection with statutory and regulatory filings or engagements.
(b)	Audit-related fees are the aggregate fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees”. They include consultations relating to accounting principles and internal controls.
(c)	Tax fees are the aggregate fees billed by our independent auditors for services rendered by our auditors for tax compliance, tax advice, and tax planning. They include assistance when dealing with local authorities, advice regarding tax audit and litigation, expatriate taxation and tax advice relating to mergers and acquisitions.
(d)	All other fees are the aggregate fees billed by our independent auditors other than the services reported in notes (a) through (c) of this table. They include training services as well as general and specific advice.

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

The corporate governance rules of the New York Stock Exchange differ from the regulations and recommendations applicable in France, especially those governing the definition of director independence and the role and operation of the Board’s committees. As a non-U.S. listed company, we are exempted from many of these corporate governance rules, which are applicable to U.S. listed companies. For example, notwithstanding our conclusions as to independence under the AFEP-MEDEF Code, our Board has not formally determined which of our Directors meet NYSE independence standards, and non-management Directors do not meet regularly. The Board’s internal charter does not address committee purposes and responsibilities in the manner specified by the NYSE rules applicable to nominating, compensation and audit committees, and our Appointpment-Remuneration Committee has not been given independent authority and funding to hire compensation advisors. However, our Audit Committee members meet the independence test for audit committee members established by the SEC, and we believe that they also meet the definition of “independence” under the NYSE rules.

Item 16H:	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item	17: FINANCIAL STATEMENTS

Not applicable.

Item	18: FINANCIAL STATEMENTS

The following audited financial statements of the CGG Group and related schedules, together with the report of Ernst & Young et Autres and Mazars, are filed as part of this Annual Report:

Item	19: EXHIBITS

Exhibit No	Exhibit
1.1*	English translation of our Articles of Association (statuts).

4.1	Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment (Exhibit 10.1 to the Report on Form 6-K, dated May 13, 2004, is incorporated herein by reference).

4.2	Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us (we have requested that the Commission grant confidential treatment for certain portions of this document) (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).

4.3*	Sale and Purchase Agreement(1) relating to the Geoscience Business between Fugro N.V. (as the Seller) and CGGVeritas (as the Purchaser), dated 23 September 2012.

4.4*	Amendment dated 27 January 2013(1) to the Sale and Purchase Agreement relating to the Geoscience Business between Fugro N.V. (as the Seller) and CGGVeritas (as the Purchaser).

4.5*	Joint Venture Agreement(1) relating to Seabed Geosolutions B.V. between Fugro Consultants International N.V. and CGGVeritas S.A. dated 27 January 2013.

4.6*	Amendment dated February 16, 2013(1) to the Joint-Venture Agreement relating to Seabed Geosolutions B.V. between Fugro Consultants International N.V. and CGGVeritas S.A.

8*	Our subsidiaries

11	Code of Ethics (Exhibit 11 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, dated June 1, 2004, is incorporated herein by reference).

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit No	Exhibit
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350).

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350).

15*	Consent of Mazars and Ernst & Young et Autres.

* Filed herewith.

(1)

Pursuant to the rules of the SEC, the schedules and similar attachments to the agreement have not been filed herewith. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

The Company and its consolidated subsidiaries are party to several debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b)(i) of the instructions to the exhibits to Form 20-F, the Company agrees to furnish a copy of such instruments to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS (Registrant)

/s/ JEAN-GEORGES MALCOR	/s/ STEPHANE-PAUL FRYDMAN
Jean-Georges Malcor Chief Executive Officer	Stéphane-Paul Frydman Chief Financial Officer Corporate Officer

Date: April 25, 2013

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS

ERNST & YOUNG	MAZARS
1-2 place des Saisons, Paris La Défense 1	Exaltis – 61, rue Henri Regnault
92400 Courbevoie	92400 Courbevoie

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of Compagnie Générale de Géophysique — Veritas SA:

We have audited the accompanying consolidated balance sheets of Compagnie Générale de Géophysique — Veritas, SA and subsidiaries (the “Company”) as of December 31, 2012, 2011, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012, 2011, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 1 to the consolidated financial statements, the Company changed its presentation currency from the euro to the U.S. dollar, effective January 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 25, 2013 expressed an unqualified opinion thereon.

Courbevoie and Paris — La Défense, France

April 25, 2013.

MAZARS	ERNST & YOUNG et Autres

Jean-Marc Deslandes	Pierre Jouanne	Laurent Vitse

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

The consolidated financial statements were approved by the Board of Directors on February 27, 2013 and are subject to the approval of our General Meeting expected to be held on May 3, 2013.

Effective January 1, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of our revenues, costs and cash-flows, which are primarily generated in U.S. dollars, and hence, to better present the financial performance of the Group. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars in the document.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2012	2011 (restated)	2010 (restated)	2009 (restated)
		(amounts in millions of U.S.$)
ASSETS
Cash and cash equivalents	28	1,520.2	531.4	448.8	691.9
Trade accounts and notes receivable, net	3	888.7	876.0	928.5	812.5
Inventories and work-in-progress, net	4	419.2	361.5	353.4	322.4
Income tax assets		111.7	119.4	113.7	95.5
Other current assets, net	5	139.6	157.0	161.8	129.0
Assets held for sale, net	5	393.9	64.5	97.0	19.1

Total current assets		3,473.3	2,109.8	2,103.2	2,070.4

Deferred tax assets	24	171.4	188.8	180.9	107.3
Investments and other financial assets, net	7	53.7	24.7	35.5	51.7
Investments in companies under equity method	8	124.5	131.7	98.6	143.2
Property, plant and equipment, net	9	1,159.5	1,183.2	1,045.6	976.2
Intangible assets, net	10	934.9	865.1	963.9	1,050.1
Goodwill, net	11	2,415.5	2,688.2	2,688.5	2,691.2

Total non-current assets		4,859.5	5,081.7	5,013.0	5,019.7

TOTAL ASSETS		8,332.8	7,191.5	7,116.2	7,090.1

LIABILITIES AND EQUITY
Bank overdrafts	13	4.2	6.0	6.1	3.9
Current portion of financial debt	13	47.8	64.5	99.5	163.5
Trade accounts and notes payables		505.5	386.4	394.8	259.0
Accrued payroll costs		209.9	185.7	146.0	170.7
Income taxes payable		97.0	159.7	82.9	61.2
Advance billings to customers		36.0	51.0	33.2	34.3
Provisions — current portion	16	21.0	34.6	55.8	58.0
Other current liabilities	12	300.2	272.3	263.9	228.5

Total current liabilities		1,221.6	1,160.2	1,082.2	979.1

Deferred tax liabilities	24	111.9	110.8	155.9	173.9
Provisions — non-current portion	16	107.6	106.7	117.2	150.6
Financial debt	13	2,253.2	1,871.6	1,879.5	1,848.0
Other non-current liabilities	17	46.6	49.8	46.3	46.3

Total non-current liabilities		2,519.3	2,138.9	2,198.9	2,218.8

Common stock: 264,568,736 shares authorized and 176,392,225 shares with a €0.40 nominal value issued and outstanding at December 31, 2012	15	92.4	79.8	79.6	79.4
Additional paid-in capital		3,179.1	2,669.3	2,666.3	2,663.7
Retained earnings		1,203.1	1,161.1	1,127.1	1,483.6
Other Reserves		(27.8)	(17.0)	(21.4)	(19.3)
Treasury shares		(20.6)	(20.6)	(20.6)	(20.2)
Net income (loss) for the period attributable to owners of CGGVeritas SA		74.2	(28.2)	(74.5)	(368.7)
Cumulative income and expense recognized directly in equity		(7.6)	(11.5)	(4.7)	1.2
Cumulative translation adjustment		0.4	(27.6)	6.2	14.2
Equity attributable to owners of CGGVeritas SA		4,493.2	3,805.3	3,758.0	3,833.5

Non-controlling interest		98.7	87.1	77.1	58.7

Total equity		4,591.9	3,892.4	3,835.1	3,892.2

TOTAL LIABILITIES AND EQUITY		8,332.8	7,191.5	7,116.2	7,090.1

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

		December 31,
	Notes	2012	2011 (restated)	2010 (restated)
		(In millions of U.S.$, except per share data)
Operating revenues	19	3,410.5	3,180.9	2,904.3
Other income from ordinary activities	19	3.6	3.3	4.3
Total income from ordinary activities		3,414.1	3,184.2	2,908.6
Cost of operations		(2,685.4)	(2,649.4)	(2,321.8)

Gross profit		728.7	534.8	586.8

Research and development expenses — net	20	(92.8)	(77.0)	(75.7)
Marketing and selling expenses		(96.0)	(83.1)	(81.9)
General and administrative expenses		(184.1)	(203.5)	(223.8)
Other revenues (expenses) — net	21	(26.7)	34.3	(118.0)

Operating income	19	329.1	205.5	87.4

Expenses related to financial debt		(159.0)	(177.2)	(143.3)
Income provided by cash and cash equivalents		2.3	2.7	3.2
Cost of financial debt, net	22	(156.7)	(174.5)	(140.1)
Other financial income (loss)	23	(19.7)	0.8	11.2
Income (loss) of consolidated companies before income taxes		152.7	31.8	(41.5)
Deferred taxes on currency translation		—	(4.6)	(8.8)
Other income taxes		(98.7)	(57.9)	(9.1)

Total income taxes	24	(98.7)	(62.5)	(17.9)

Net income (loss) from consolidated companies		54.0	(30.7)	(59.4)

Share of income (loss) in companies accounted for under equity method		37.4	16.4	(1.0)

Net income (loss)		91.4	(14.3)	(60.4)

Attributable to:
Owners of CGGVeritas SA		$74.2	(28.2)	(74.5)
Owners of CGGVeritas SA		€57.5	(20.1)	(56.0)
Non-controlling interests		$17.2	13.9	14.1
Weighted average number of shares outstanding(3)	29	162,077,608	158,571,323	158,122,674
Dilutive potential shares from stock options	29	827,902	(1)	(1)
Dilutive potential shares from performance share plan	29	503,932	(1)	(1)
Dilutive potential shares from convertible bonds	29	(2)	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive		163,409,442	158,571,323	158,122,674
Net income (loss) per share(3)
— Basic		$0.46	(0.18)	(0.47)
— Basic		€0.36	(0.13)	(0.36)
— Diluted		$0.45	(0.18)	(0.47)
— Diluted		€0.35	(0.13)	(0.35)

(1)

As our net result was a loss, stock-options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.

(2)

Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

(3)

As a result of the 2012 CGGVeritas SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012, 2011 and 2010 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	December 31,
Amounts in millions of U.S.$	2012	2011 (restated)	2010 (restated)
Net income (loss) from statements of operations	91.4	(14.3)	(60.4)
Gain (loss) on cash flow hedges	3.7	(4.4)	(1.1)
Income taxes	(1.3)	1.6	0.4

Net gain (loss) on cash flow hedges	2.4	(2.8)	(0.7)
Gain (loss) on actuarial changes on pension plan	(18.0)	(1.7)	—
Income taxes	6.2	0.6	—

Net gain (loss) on actuarial changes on pension plan	(11.8)	(1.1)	—
Exchange differences on translation of foreign operations	28.0	(31.0)	(8.2)
Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method	1.5	(4.6)	(5.1)

Total other comprehensive income (loss) for the period, net of taxes	20.1	(39.5)	(14.0)
Total comprehensive income (loss) for the period	111.5	(53.8)	(74.4)

Attributable to :
Owners of CGGVeritas SA	94.3	(69.9)	(88.4)
Non-controlling interests	17.2	16.1	14.0

Actuarial changes on pension plan are not classifield to profit or loss in subsequent periods. Other components recognized in other comprehensive income are reclassified to profit or loss under certain conditions.

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGGVeritas SA	Non-controlling interests	Total equity
	(amounts in millions of U.S.$, except share data)
Balance at January 1, 2010 (restated)	151,146,594	79.4	2,663.7	1,114.5	(19.3)	(20.2)	1.2	14.2	3,833.5	58.7	3,892.2

Capital increase	359,515	0.2	2.6						2.8		2.8
Net income				(74.5)					(74.5)	14.1	(60.4)
Cost of share-based payment				19.7					19.7	(3.7)	16.0
Operations on treasury shares				(2.9)		(0.4)			(3.3)		(3.3)
Net gain (loss) on actuarial changes on pension plan(1)										—	—
Net gain (loss) on cash flow hedges(2)							(5.8)		(5.8)		(5.8)
Exchange differences on foreign currency translation(3)							(0.1)	(8.0)	(8.1)	(0.1)	(8.2)

Other comprehensive income(1)+(2)+(3)							(5.9)	(8.0)	(13.9)	(0.1)	(14.0)
Changes in consolidation scope and other				(4.2)	(2.1)				(6.3)	8.1	1.8
Balance at December 31, 2010 (restated)	151,506,109	79.6	2,666.3	1,052.6	(21.4)	(20.6)	(4.7)	6.2	3,758.0	77.1	3,835.1

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGGVeritas SA	Non-controlling interests	Total equity
	(amounts in millions of U.S.$, except share data)
Balance at January 1, 2011 (restated)	151,506,109	79.6	2,666.3	1,052.6	(21.4)	(20.6)	(4.7)	6.2	3,758.0	77.1	3,835.1

Capital increase	355,823	0.2	3.0						3.2		3.2
Dividends									—	(4.0)	(4.0)
Net income				(28.2)					(28.2)	13.9	(14.3)
Cost of share-based payment				15.7					15.7		15.7
Net gain (loss) on actuarial changes on pension plan(1)				(1.1)					(1.1)		(1.1)
Net gain (loss) on cash flow hedges(2)							(7.4)		(7.4)		(7.4)
Exchange differences on foreign currency translation(3)							0.6	(33.8)	(33.2)	2.2	(31.0)

Other comprehensive income(1)+(2)+(3)				(1.1)			(6.8)	(33.8)	(41.7)	2.2	(39.5)
Issuance of convertible bonds, net of deferred taxes				81.9					81.9		81.9
Changes in consolidation scope and other				12.0	4.4			—	16.4	(2.1)	14.3
Balance at December 31, 2011 (restated)	151,861,932	79.8	2,669.3	1,132.9	(17.0)	(20.6)	(11.5)	(27.6)	3,805.3	87.1	3,892.4

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGGVeritas SA	Non-controlling interests	Total equity
	(amounts in millions of U.S.$, except share data)
Balance at January 1, 2012 (restated)	151,861,932	79.8	2,669.3	1,132.9	(17.0)	(20.6)	(11.5)	(27.6)	3,805.3	87.1	3,892.4

Capital increase	24,530,293	12.6	509.8						522.4		522.4
Dividends									—	(5.6)	(5.6)
Net income				74.2					74.2	17.2	91.4
Cost of share-based payment				21.5					21.5		21.5
Net gain (loss) on actuarial changes on pension plan(1)				(11.8)					(11.8)		(11.8)
Net gain (loss) on cash flow hedges(2)							3.9		3.9		3.9
Exchange differences on foreign currency translation(3)								28.0	28.0	0.0	28.0

Other comprehensive income(1)+(2)+(3)				(11.8)			3.9	28.0	20.1	0.0	20.1
Issuance of convertible bonds, net of deferred taxes				64.1					64.1		64.1
Changes in consolidation scope and other				(3.6)	(10.8)			—	(14.4)		(14.4)
Balance at December 31, 2012	176,392,225	92.4	3,179.1	1,277.3	(27.8)	(20.6)	(7.6)	0.4	4,493.2	98.7	4,591.9

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year
	Notes	2012	2011 (restated)	2010 (restated)
		(in millions of U.S.$)
OPERATING
Net income (loss)		91.4	(14.3)	(60.4)
Depreciation and amortization	28	368.0	343.7	316.3
Multi-client surveys depreciation and amortization	10, 28	340.9	285.3	367.2
Depreciation and amortization capitalized in multi-client surveys		(54.2)	(25.8)	(31.9)
Variance on provisions		(18.6)	(20.9)	(26.2)
Stock based compensation expenses		20.9	15.7	19.7
Net gain (loss) on disposal of fixed assets		(9.4)	(23.6)	—
Equity income (loss) of investees		(37.4)	(16.4)	1.0
Dividends received from affiliates		48.2	6.9	2.9
Other non-cash items		(0.5)	(22.2)	(14.0)
Net cash including net cost of financial debt and income tax		749.3	528.4	574.6
Less net cost of financial debt		156.7	174.5	140.1
Less income tax expense		98.7	62.5	17.9
Net cash excluding net cost of financial debt and income tax		1,004.7	765.4	732.6
Income tax paid		(145.1)	(92.3)	(97.2)
Net cash before changes in working capital		859.6	673.1	635.4
— change in trade accounts and notes receivables		(49.3)	60.3	(93.3)
— change in inventories and work-in-progress		(46.7)	(14.4)	(35.6)
— change in other current assets		7.1	40.2	(25.1)
— change in trade accounts and notes payable		113.8	(13.4)	111.9
— change in other current liabilities		37.8	54.3	(12.6)
Impact of changes in exchange rate on financial items	28	(1.4)	(10.2)	(14.8)

Net cash provided by operating activities		920.9	789.9	565.9

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9, 10	(368.8)	(365.6)	(279.6)
Investments in multi-client surveys, net cash	9	(363.8)	(203.2)	(259.6)
Proceeds from disposals of tangible & intangible assets		6.2	21.3	6.0
Total net proceeds from financial assets	28	35.4	13.0	6.0
Acquisition of investments, net of cash & cash equivalents acquired	28	(52.5)	(10.7)	(0.7)
Impact of changes in consolidation scope		—	—	(2.3)
Variation in loans granted		1.7	4.6	2.5
Variation in subsidies for capital expenditures		(1.2)	—	0.1
Variation in other non-current financial assets		(1.6)	2.1	3.4

Net cash used in investing activities		(744.6)	(538.5)	(524.2)

FINANCING
Repayment of long-term debt		(94.8)	(1,186.9)	(66.9)
Total issuance of long-term debt		537.4	1,190.7	3.0
Lease repayments		(30.1)	(38.0)	(75.2)
Change in short-term loans		(1.7)	—	2.0
Financial expenses paid	28	(125.2)	(126.9)	(134.7)
Net proceeds from capital increase:
— from shareholders		514.8	3.2	2.8
— from non-controlling interests of integrated companies		—	—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—	—
— to non-controlling interests of integrated companies		(5.6)	(4.0)	(3.7)
Acquisition/disposal from treasury shares		—	—	(3.3)

Net cash provided by (used in) financing activities		794.8	(161.9)	(276.0)

Effect of exchange rates on cash		17.7	(6.9)	(8.8)

Net increase (decrease) in cash and cash equivalents		988.8	82.6	(243.1)

Cash and cash equivalents at beginning of year	28	531.4	448.8	691.9

Cash and cash equivalents at end of period	28	1,520.2	531.4	448.8

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

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n(O)1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union at December 31, 2012.

Change in reporting currency

Effective January 1, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of our revenues, costs and cash-flows, which are primarily generated in U.S. dollars, and hence, to better present the financial performance of the Group. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars.

The currency translation adjustment was set to nil as of January 1, 2004 on transition to IFRS and has been re-presented on the basis that the Group has reported in U.S. dollars since that date.

The functional currency of the parent company remains the euro. The currency translation adjustment resulting from the parent company is presented in other reserves.

Main restatements related to the change in the presentation currency from euro to U.S. dollar for the year ended December 31, 2011, December 31, 2010 and December 31, 2009 are as follows (in millions):

	Historical consolidated financial statements as of Dec. 31, 2011 in euros	Historical consolidated financial statements of Dec. 31, 2011 converted into U.S. dollars (1)	Restatements (2)	Restated consolidated financial statements as of Dec. 31, 2011 to U.S. dollars
Common stock, additional paid-in capital, retained earnings and other	2,883.1	3,730.5	+102.4	3,832.9
Cumulative translation adjustment	55.8	72.2	(99.8)	(27.6)

Equity attributable to owners of CGGVeritas	2,938.9	3,802.7	+2.6	3,805.3

(1)	Converted at the closing exchange rate of 1.2939 U.S.$ per euro
(2)

Differences between historical currency exchange rates and the closing rate of 1.2939 U.S.$ per 1 euro, including U.S.$(17.0) million translation adjustments from the parent company presented in other reserves.

	Historical consolidated financial statements as of Dec. 31, 2010 in euros	Historical consolidated financial statements of Dec. 31, 2010 converted into U.S. dollars (1)	Restatements (2)	Restated consolidated financial statements as of Dec. 31, 2010 to U.S. dollars
Common stock, additional paid-in capital, retained earnings and other	2,837.2	3,791.1	(39.3)	3,751.8
Cumulative translation adjustment	(25.1)	(33.6)	39.8	6.2

Equity attributable to owners of CGGVeritas SA	2,812.1	3,757.5	+0.5	3,758.0

(1)	Converted at the closing exchange rate of 1.3362 U.S.$ per euro
(2)

Differences between historical currency exchange rates and the closing rate of 1.3362 U.S.$ per 1 euro, including U.S.$(21.4) million translation adjustments from the parent company presented in other reserves.

	Historical consolidated financial statements as of Dec. 31, 2009 in euros	Historical consolidated financial statements of Dec. 31, 2009 converted into U.S. dollars (1)	Restatements (2)	Restated consolidated financial statements as of Dec. 31, 2009 to U.S. dollars
Common stock, additional paid-in capital, retained earnings and other	2,885.5	4,156.9	(337.6)	3,819.3
Cumulative translation adjustment	(224.2)	(323.0)	+337.2	14.2

Equity attributable to owners of CGGVeritas SA	2,661.3	3,833.9	(0.4)	3,833.5

(1)	Converted at the closing exchange rate of 1.4406 U.S.$ per euro
(2)

Differences between historical currency exchange rates and the closing rate of 1.4406 U.S.$ per 1 euro, including U.S.$(19.3) million translation adjustments from the parent company presented in other reserves.

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

Key judgments and estimates used in the financial statements are summarized in the following table:

Note	Judgments and estimates	Key assumptions
Note 2	Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities

Note 3	Recoverability of client receivables	Assessment of clients’ credit default risk

Note 7 and 8	Valuation of investments	Financial assets fair value Equity method companies fair value

Note 10	Amortization and impairment of Multi-client surveys	Expected margin rate for each category of surveys Expected useful life of Multi-Client Surveys

Note 10	Depreciation and Amortization of tangible and intangible assets	Assets useful lives

Note 11	Recoverable value of Goodwill and intangible assets	Expected geophysical market trends Discount rate (WACC)

Note 16	Post employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate Return rate on plan assets

Note 16	Provisions for risks, claims and litigations	Assessment of risks considering courts ruling and attorneys positions

Note 19	Revenue Recognition	Contracts completion rates Assessment of fair value of customers loyalty programs Assessment of fair value of contracts identifiable parts

Note 20	Development costs	Assessment of future benefits of each project

Note 24	Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

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

Those accounting policies are consistent with those used to prepare our consolidated financial statements as at December 31, 2011, except for the first adoption of the following Standards and Interpretations:

•	Amendment to IFRS7 — Disclosures — Transfer of Financial Assets adopted by the European Union in November 2011 and applicable as of January 1, 2012

•	Amendment to IAS12 — Deferred tax : Recovery of Underlying Assets

The adoption of these Standards and Interpretations had no significant impact on our consolidated financial statements.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were not effective as of December 31, 2012, namely:

•	Amendment to IAS1 — Presentation of financial statements — presentation of items of other comprehensive income

•	Amendment to IAS19 — Employee benefits

•	Amendment to IAS27 — Separate Financial Statements

•	Amendment to IAS28 — Investments in associates and joint ventures

•	Amendment to IAS32 and IFRS7 — Offsetting financial assets and financial liabilities

•	IFRS10 — Consolidated Financial Statements

•	IFRS11 — Joint arrangements

•	IFRS12 — Disclosures of Interests in other entities

•	IFRS13 — Fair value measurement

At the date of issuance of these consolidated financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union nor effective:

•	IFRS9 — Financial Instruments — classification and valuation of financial assets

•	Annual improvements (2009-2011)

We are currently reviewing them to measure the potential impact on our consolidated financial statements. We do not anticipate any significant impact, except for the application of IAS19 revised (Note 16).

In the financial statements presented, the application of Standards and Interpretations adopted by the European Union does not differ from the application of Standards and Interpretations as published by the IASB.

1 — Basis of consolidation

Our consolidated financial statements include CGGVeritas SA and all its subsidiaries.

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

2 — Foreign currency

The financial statements of all of our subsidiaries are maintained in the local currency, with the exception of the financial statements of subsidiaries for which the functional currency is different. In those subsidiaries, the functional currency is the currency in which they primarily conduct their business. Goodwill attributable to subsidiaries is accounted for in the functional currency of the applicable entities.

When translating the financial statements of subsidiaries to U.S.$, year-end exchange rates are applied to balance sheet items, while average annual exchange rates are applied to income statement items. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity. With respect to affiliates accounted for using the equity method, the effects of exchange rates changes on the net assets of the affiliate are recorded in a separate component of shareholders’ equity.

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

Property, plant and equipment are valued at historical cost less accumulated depreciation and impairment losses. Depreciation is generally calculated over the following useful lives:

— equipment and tools	3 to 10 years
— vehicles	3 to 5 years
— seismic vessels	12 to 30 years
— buildings for industrial use	20 years
— buildings for administrative and commercial use	20 to 40 years

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

Goodwill is determined according to IFRS 3 Revised — Business Combinations. Goodwill is not amortized but subject to an impairment test at least once a year at the balance sheet date.

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

•	Derecognition

We derecognize a financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) when:

•	The rights to receive cash flows from the asset have expired; or

•

We have transferred the rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) we have transferred substantially all the risks and rewards of the asset, or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the rights to receive cash flows from an asset, we evaluate if and to what extent we have retained the risks and rewards of ownership. When we have neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognised to the extent of our continuing involvement in the asset. In that case, we also recognise an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that we have retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

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

We record actuarial gains and losses on defined benefits plans directly in equity.

12 — Financial debt

Financial debt is accounted for:

•	As at the date of issuance, at the fair value of the consideration received, less issuance fees and/or issuance premium; and

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

•

The Company recognizes separately the components of a convertible debt respectively a financial liability and an option to the holder of the instrument to convert it into an equity instrument of the company.

•

The Company first determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

•

The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The carrying amount is presented net of associated deferred taxes.

•	The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

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

Investments in multi-client surveys are presented net of depreciation and amortization capitalized in multi-client surveys, to reflect actual cash outflows. Depreciation and amortization capitalized in multi-client surveys are also restated in operating activities.

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

NOTE 2 — ACQUISITIONS AND DIVESTITURES

— During 2012

•	Geophysical Research Company

On January 17, 2012, Sercel acquired the assets of Geophysical Research Company, LLC (“GRC”). Headquartered in Tulsa, Oklahoma (USA), and established in 1925 by Amerada Petroleum Corporation, GRC is a leading provider of downhole sensors and gauges for the oil and gas industry. The purchase price amounted to U.S.$66 million, including an earn-out of U.S.$17 million, and after allocation of the purchase price, we recorded a final goodwill of U.S.$23 million.

GRC is fully consolidated in our financial statements since January 17, 2012.

•	PTSC CGGVeritas Geophysical Survey Company Limited

On March 27, 2012, we contributed the seismic vessel Amadeus, a high capacity 3D seismic vessel, to our newly established joint-venture PTSC CGGVeritas Geophysical Survey Company Limited while PTSC contributed the Binh Minh II, a 2D seismic vessel. The joint-venture is 51% owned by PTSC and 49% owned by CGG. The company is accounted under the equity method in our financial statements since this date.

•	Fugro’s Geoscience Division

Pursuant to the terms of a Sale and Purchase Agreement (the “SPA”) between the Company and Fugro NV (“Fugro”) dated September 24, 2012 to acquire (the “Acquisition”) most of the Geoscience division of Fugro, i.e.:

•	Fugro-Geoteam (specializing in marine streamer seismic data acquisition);

•	Fugro Seismic Imaging (specializing in seismic data processing services);

•	Fugro Geophysical and Geological Services (specializing in geographical exploration services);

•	De Regt Marine Cables (specializing in high-end cables and umbilicals),

•

as well as all related entities and assets, but excluding Fugro’s multi-client library and ocean bottom nodes (“OBN”) activity (the acquired activities are referred to herein as the “Geoscience Division”).

the Parties have agreed to establish certain strategic partnerships with Fugro, in particular, to:

•

Establish a joint venture with Fugro, JV Seabed Geosolutions B.V., to which Fugro would contribute its OBN activity and we would contribute our shallow water, ocean bottom cable (“OBC”) and OBN activities (the “Seabed JV”); and

•

Enter into certain commercial agreements with Fugro, including (i) a non-exclusive selling and marketing agreement with respect to Fugro’s multi-client library, (ii) a technological and commercial agreement providing reciprocal preferred supplier status and (iii) a transitional services agreement (together, the “Commercial Agreements”).

The total price for the Acquisition was set at €1.2 billion subject to further customary price adjustments (based in particular on the level on the working capital of the Geoscience Division). The transaction was subject to customary conditions precedent, in particular mandatory anti-trust clearances. Closing of the commercial agreements and the Acquisition took place on January 31, 2013, with the exception of the airborne activity and certain minor assets which will be contributed later in 2013, once all operating licenses and administrative authorizations have been received. The Seabed JV was substantially closed on February 16, 2013. Taking into account the estimate of the acquired Working Capital as of the Closing date and the amount due by Fugro to reach a 60% shareholding in the Seabed JV, the net cash cost of the transaction amounted to €975 million.

This transaction was financed with the net proceeds of the €414 million capital increase by way of a rights issue we conducted in October 2012 (see note 15), with the net proceeds of the €360 million convertible bonds we issued in November 2012 (see note 13), and with a vendor loan from Fugro which was agreed upon to achieve a rapid closing. This vendor loan amounted to €125 million at the closing date, to be extended to €225 million at the date of effective acquisition of the airborne activity.

In accordance with the terms of the SPA and especially the establishment of the JV Seabed Geosolutions B.V., we reclassified the contributed assets for U.S.$76.4 million in “assets held for sale” in our balance sheet as of December 31, 2012. We also reclassified the goodwill corresponding to our shallow water and OBC businesses for U.S.$300 million (see note 5).

2012 financial statements related to entities we acquired (“carve-out accounts”) are not available at the approval date of our consolidated statements. According to the pro-forma statements in the prospectus approved by the Autorité des Marchés Financiers dated September 25th, 2012, operating revenues of the acquired Fugros’s Geoscience Division (excluding multi-client survey) amounted to U.S.$1,047 million for year 2011 and U.S.$493 million for the six months of year 2012. Operating income was amounted to U.S.$20 for year 2011 and U.S.$37 million for the six months of year 2012. As of June 30, 2012, we estimated a preliminary goodwill of U.S.$669 million arising from this acquisition.

•	Spectrum ASA

During the year ended December 31, 2012, we sold a 18.82% stake in Spectrum ASA and we recognized a gain amounting to U.S.$15 million in the line item “Other revenues (expenses)” of our statement of operations. Our remaining shareholding interest as of December 31, 2012 represents 10.14% of Spectrum ASA. Spectrum ASA is accounted under the equity method in our financial statements as we have one member attending the Board of Directors.

— During 2011

•	Norfield AS

On January 13, 2011, the exchange of assets between certain subsidiaries of CGG and the Norwegian group Norfield was completed. As a result of this transaction, we acquired Voyager AS (renamed Exploration Vessel Resources II AS), the owner of the seismic vessel Geowave Voyager; and sold the seismic vessel Venturer to Norfield AS (see note 5). CGG is no longer a shareholder of Norfield AS.

CGG owns 100% of Exploration Vessel Resources II AS. This company is consolidated in our financial statements since January 13, 2011.

We recorded a gain of U.S.$10.9 million in the line item “Other revenues (expenses)” in our statement of operations from the disposal of our assets in relation to this transaction (see note 21).

On the date we acquired it, Exploration Vessel Resources II AS entered into a U.S.$45 million credit facility secured by a pledge over the Geowave Voyager and subject to substantially the same covenants as our US senior credit facilities.

•	Petrodata Consulting LLC

On March 17, 2011, we purchased for U.S.$2.5 million Petrodata Consulting LLC, a Moscow-based company offering static and dynamic reservoir modeling, reserve estimation and risking, and field development services to the international oil and gas industry. CGG owns 100% of the company. Petrodata Consulting LLC is fully consolidated in our financial statements.

•	PT Elnusa-CGGVeritas Seismic

On April 7, 2011, an agreement was signed with PT Elnusa Tbk (Elnusa) to create a marine joint venture company in Indonesia, PT Elnusa-CGGVeritas Seismic. The company delivers 2D and 3D marine seismic acquisition services to oil and gas company clients mainly operating in Indonesia and operates the first Indonesian-owned and flagged seismic vessel, the Pacific Finder.

PT Elnusa-CGGVeritas Seismic, under joint control, is 51% owned by Elnusa and 49% owned by CGG. This company is accounted under the equity method in our financial statements since July 5, 2011.

•	PTSC CGGVeritas Geophysical Survey Company Limited

On April 19, 2011, we entered into an agreement with PetroVietnam Technical Services Corporation (PTSC) to create a marine joint venture company, PTSC CGGVeritas Geophysical Survey Company Limited. The company delivers 2D and 3D marine seismic acquisition services to oil and gas company clients mainly operating in Vietnamese waters and the region.

•	CGGVeritas Eidesvik Ship Management AS

On June 27, 2011, we signed a joint venture agreement with Eidesvik offshore to create a joint venture to manage ten high-capacity 3D vessels in the CGG fleet, including the two new X-BOW vessels, Oceanic Vega and Oceanic Sirius.

The joint venture, CGGVeritas Eidesvik Ship Management AS, is 51% owned by Eidesvik and 49% owned by CGG. This company is accounted under the equity method in our financial statements since June 27, 2011.

•	Spectrum ASA

On July 28, 2011, we signed a strategic agreement with Spectrum ASA, a Norwegian multi-client company, for the contribution of our 2D multi-client marine library for consideration in cash and a 25% equity stake in Spectrum ASA, which together amounted to U.S.$40 million. The transaction was finalized on September 15, 2011. We recognized a gain of U.S.$18.8 million presented in the line item “other revenues (expenses)” in our statement of operations (see note 21).

On October 3, 2011, in conjunction with this transaction, Spectrum ASA issued convertible bonds for an aggregate amount of U.S.$13.6 million (NOK77 million). The conditions of this issue are described in the prospectus issued by Spectrum ASA on September 14, 2011. In this scope, CGG was allocated 27,682,970 convertible bonds representing U.S.$4.9 million (NOK27.7 million). On December 30, 2011, we converted these bonds and received 1,977,355 shares of Spectrum ASA.

As a result, we hold 10,840,181 shares of Spectrum ASA representing 29% of its share-capital. The investment amounted to U.S.$26.7 million as of December 31, 2011 (see note 8). This company is accounted under the equity method in our financial statements since September 15, 2011.

•	Cybernetix

During 2011, we sold all of our shareholding in Cybernetix. The gain of U.S.$4.2 million from this disposal was recorded in the line item “Other revenues (expenses)” in our statement of operations (see note 21).

•	Seismic vessels

On October 3, 2011, the Group took delivery of the seismic vessel Oceanic Sirius. Oceanic Seismic Vessel AS, the owner of the vessel, is accounted under the equity method since the delivery date.

— During 2010

•	Norfield AS

On June 30, 2010, we entered into an agreement with Norfield AS to acquire full ownership of the seismic vessel Geowave Voyager in exchange for certain assets as part of the restructuring of Norfield AS. As a result of this agreement, U.S.$79.5 million of net assets to be transferred to Norfield AS were classified as “Assets held for sale” on our balance sheet as of December 31, 2010 (see also notes 21 and 30).

•	Gardline

On July 2, 2010, CGGVeritas Holding BV signed a Memorandum of Association with Gardline Geosurvey Limited to incorporate a new company in Singapore, Gardline CGGV Pte Ltd. to operate the seismic vessel Duke in the Indian Ocean. CGG owns 49% of Gardline CGGV Pte. Ltd. This ownership interest is accounted under the equity method in our financial statements.

•	Xian Sercel Petroleum Exploration Instrument Co. Ltd. (“Xian Sercel”)

On November 4, 2010, our 51% owned subsidiary Sercel Junfeng acquired full ownership of Xian Sercel through the contribution of Sercel Holding and BGP shares in Xian Sercel. Prior to that date, Xian Sercel was accounted under equity method and has been, since then, fully consolidated in our financial statements.

NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE

Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Trade accounts and notes receivable gross — current portion	600.4	679.4	662.3
Less: allowance for doubtful accounts — current portion	(23.8)	(22.5)	(22.8)

Trade accounts and notes receivables net — current portion	576.6	656.9	639.5

Trade accounts and notes receivable gross — non-current portion	9.6	1.8	7.3
Less: allowance for doubtful accounts — non-current portion	(0.5)	(1.4)	(1.6)

Trade accounts and notes receivables net — non-current portion	9.1	0.4	5.7

Recoverable costs and accrued profit, not billed	303.0	218.7	283.3

Total accounts and notes receivables	888.7	876.0	928.5

In the Geophysical Services segment, customers are generally large national or international oil and gas companies, which management believes reduces potential credit risk. In the Geophysical Equipment segment, a significant portion of sales is paid by irrevocable letters of credit.

The Group maintains an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Credit losses have not been material for the periods presented and have consistently been within management’s expectations. Allowances for doubtful accounts only relate to overdue receivables as of December 31, 2012.

Recoverable costs and accrued profit not billed comprise amounts of revenue recognized under the percentage of completion method on contracts for which billings had not been presented to the contract owners. Such unbilled accounts receivable are generally billed over the 30 or 60 days following the project commencement.

The non-current receivables relate to our geophysical equipment segment as of December 31, 2012, 2011 and 2010.

As of December 31, 2012 the ageing analysis of net trade accounts and notes receivables is as follows:

	Not past due	30 days	30 - 60 days	60 - 90 days	90 - 120 days	> 120 days	Total
2012	340.8	103.4	16.8	42.3	13.1	69.3	585.7
2011	374.3	131.5	35.2	39.5	21.0	55.8	657.3
2010	432.4	104.5	31.1	16.0	19.6	41.6	645.2

We reclassified trade accounts and note receivables that will be contributed to the Joint Venture Seabed Geosolutions B.V. for U.S.$11 million in “assets held for sale” in our balance sheet as of December 31, 2012.

Factoring agreements

During 2012, the Group entered into several factoring agreements with various banks. As of December 31, 2012, we transferred U.S.$68.2 million of notes receivable as part of these agreements. The risks retained by the Group are mainly the risk of payment delay up to 30 days and the risk of commercial litigation. Both have been historically low with the transferred clients.

As a consequence, the Group retained only non significant amounts to the extent of its continuing involvement. Related costs recorded in Operating income are not significant.

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

Analysis of Inventories and work-in-progress is as follows:

	December 31, 2012			December 31, 2011 (restated)			December 31, 2010 (restated)
	Cost	Valuation Allowance	Net	Cost	Valuation Allowance	Net	Cost	Valuation Allowance	Net
	(in millions of U.S.$)
Geophysical services
— Consumables and spares parts	48.1	(1.2)	46.9	47.9	(1.2)	46.7	47.3	(0.8)	46.5
— Work in progress	18.1	—	18.1	11.6	—	11.6	27.5	—	27.5
Geophysical equipment
— Raw materials and sub-assemblies	108.7	(14.5)	94.2	92.4	(14.0)	78.4	106.8	(12.2)	94.6
— Work in progress	194.1	(11.7)	182.4	168.3	(11.6)	156.7	110.2	(10.7)	99.5
— Finished goods	87.5	(9.9)	77.6	73.7	(5.6)	68.1	89.8	(4.5)	85.3

Inventories and work in progress	456.5	(37.3)	419.2	393.9	(32.4)	361.5	381.6	(28.2)	353.4

The item « Work in progress » for Geophysical Services includes transit costs of seismic vessels that are deferred and recognized over the contract period according to the technical progress ratio.

The variation of inventories and work in progress is as follows:

	December 31,
Variation of the period	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Balance at beginning of period	361.5	353.4	322.4
Variations	49.2	19.8	31.1
Movements in valuation allowance	(2.5)	(6.8)	4.5
Change in consolidation scope	6.0	—	2.4
Change in exchange rates	6.4	(5.9)	(11.8)
Others	(1.4)	1.0	4.8

Balance at end of period	419.2	361.5	353.4

The additions and deductions in valuation allowances for inventories and work-in-progress are presented in the consolidated statements of operations as “Cost of sales”.

The line item “Others” includes a reclassification of U.S.$2.0 million of inventories that will be contributed to the JV Seabed Geosolutions B.V. in “assets held for sale” in our balance sheet as of December 31, 2012.

NOTE 5 — OTHER CURRENT ASSETS AND ASSETS HELD FOR SALE

Other current assets

Detail of other current assets is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Personnel and other tax assets	44.3	51.0	51.2
Fair value of financial instruments (see note 14)	3.0	3.5	1.6
Other miscellaneous receivables(a)	27.3	37.0	31.9
Supplier prepayments	39.2	39.0	30.7
Prepaid expenses(b)	25.8	26.5	46.4

Other current assets	139.6	157.0	161.8

(a)	Includes restricted cash for U.S.$6.6 million in 2012.
(b)	Includes principally prepaid rent, vessel charters.

Assets held for sale

Detail of assets held for sale is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Massy headquarters land & building	10.7	10.7	10.7
Seismic vessels	6.8	48.3	6.8
Net assets related to Norfield AS agreement (see note 2)	—	—	79.5
Net assets related to FUGRO agreement	376.4	—	—
Seismic equipment	—	5.5	—

Assets held for sale	393.9	64.5	97.0

In accordance with the terms of the SPA and especially the establishment of the JV Seabed Geosolutions B.V., we reclassified the contributed assets for U.S.$76.4 million in “assets held for sale” in our balance sheet as of December 31, 2012. We also reclassified the goodwill corresponding to our shallow water and OBC businesses for U.S.$300 million (see note 2).

The decrease in seismic vessels classified as held for sale relates to the contribution of the seismic vessel Amadeus, a high capacity 3D seismic vessel, to our newly established joint-venture PTSC CGGVeritas Geophysical Survey Company Limited (see note 2).

NOTE 6 — ASSET VALUATION ALLOWANCE

Details of valuation allowances recorded against assets are as follows:

	December 31, 2012
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of U.S.$)
Trade accounts and notes receivables	23.9	4.0	(3.8)	—	0.2	24.3
Inventories and work-in-progress	32.4	6.9	(4.4)	—	2.4	37.3
Tax assets	1.0	0.6	—	—	—	1.6
Other current assets	10.6	3.3	—	—	—	13.9
Loans receivables and other investments	1.2	—	(1.1)		0.1	0.2
Total assets valuation allowance	69.1	14.8	(9.3)	—	2.7	77.3

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2011 (restated)
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of U.S.$)
Trade accounts and notes receivables	24.4	8.1	(6.6)	—	(2.0)	23.9
Inventories and work-in-progress	28.2	8.2	(1.4)	—	(2.6)	32.4
Tax assets	0.5	0.6	—	—	(0.1)	1.0
Other current assets	1.7	7.4	—	—	1.5	10.6
Loans receivables and other investments	2.9	—	(0.7)	—	(0.9)	1.2

Total assets valuation allowance	57.7	24.3	(8.7)	—	(4.2)	69.1

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2010 (restated)
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of U.S.$)
Trade accounts and notes receivables	25.0	7.1	(2.1)	(6.0)	0.4	24.4
Inventories and work-in-progress	33.7	4.8	(9.3)	—	(1.0)	28.2
Tax assets	0.3	0.3	—	—	(0.1)	0.5
Other current assets	1.6	0.1	—	—	—	1.7
Loans receivables and other investments	2.5	—	—	—	0.4	2.9

Total assets valuation allowance	63.1	12.3	(11.4)	(6.0)	(0.3)	57.7

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

NOTE 7 — INVESTMENTS AND OTHER FINANCIAL ASSETS

Detail of investments and other financial assets is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Non-consolidated investments	7.3	6.7	6.3
Loans and advances	30.5	3.0	11.3
Deposits and other	15.9	15.0	17.9

Total	53.7	24.7	35.5

Non-consolidated investments are as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Other investments in non-consolidated companies
Tronic’s Microsystems SA(a)	5.1	5.0	5.2
Other investments in non-consolidated companies	2.2	1.7	1.1

Total non-consolidated investments	7.3	6.7	6.3

(a)	The Group’s shareholding in Tronic’s Microsystems S.A. is 16.07% at December 31, 2012, 2011 and 2010.

Loans and advances

As of December 31, 2012, loans and advances to companies accounted for under equity method included a U.S.$ 29.2 million loan granted by CGGVeritas Holding B.V to PTSC CGGVeritas Geophysical Survey Limited.

As of December 31, 2010, loans and advances included a U.S.$5.6 million (NOK38 million) loan granted by Exploration Investment Resources II AS to Eidesvik Seismic Vessel AS.

NOTE 8 — INVESTMENTS IN COMPANIES UNDER EQUITY METHOD

The variation of “Investments in companies under equity method” is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Balance at beginning of period	131.7	98.6	143.2
Change in consolidation scope	(20.4)	(8.5)	(7.8)
Investments made during the year	21.7	36.1	8.6
Equity in income	37.4	16.4	(1.0)
Dividends received during the period, reduction in share capital	(48.2)	(6.9)	(2.9)
Reclassification as held for sale	—	—	(35.9)
Change in other comprehensive income of entities under the equity method	1.5	(4.6)	(5.1)
Change in exchange rate	0.8	0.6	(0.5)

Balance at end of period	124.5	131.7	98.6

The changes in consolidation scope in 2012 correspond for U.S.$20.4 million to the disposal of 18.82% of our investment in Spectrum (see note 2).

The changes in consolidation scope in 2011 corresponded for U.S.$8.5 million to the disposal of 32.6% of our investment in Cybernetix (see note 2). In 2010, it corresponded for U.S.$3.2 million to the disposal of 12% of our investment in Cybernetix, and for U.S.$4.0 million to the exit of Xian Sercel Petroleum Exploration Instrument Co. Ltd. which is fully consolidated in our financial statements since November 2010 (see note 2).

The investments in 2012 correspond for U.S.$21.7 million to our contribution, in our joint-venture PTSC CGGVeritas Geophysical Survey limited (see note 2). The investments in 2011 corresponded for U.S.$26.5 million r to 29% investment in Spectrum ASA, and for the remaining amount to an increase in the capital of Oceanic Seismic Vessel AS (U.S.$4.8 million), of PT Elnusa CGGVeritas Seismic (U.S.$4.8 million) and of CGGVeritas Eidesvik Ship Management AS (see note 2). The investments in 2010 corresponded for U.S.$2.7 million to an increase in the capital of Eidesvik Seismic Vessel AS, and for U.S.$6.0 million to investment in our new joint venture Gardline CGGV Pte Ltd. (see note 2).

The line “Equity in income” includes a U.S.$27.2 million contribution from Argas in 2012, U.S.$13.8 million in 2011 and nil in 2010.

Investments in companies accounted for under equity method are comprised of:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Argas	51.1	69.6	62.4
CGGVeritas Eidesvik Ship Management AS	(0.8)	0.2	—
Cybernetix	—	—	9.1
Gardline	4.9	3.8	5.8
Eidesvik Seismic Vessel AS	12.5	10.9	7.4
Oceanic Seismic Vessel AS	19.2	17.4	14.7
PT Elnusa-CGGVeritas Seismic	0.5	3.4	—
PTSC CGGVeritas Geophysical Survey Limited	27.1	—	—
Spectrum ASA	12.4	27.8	—
VS Fusion LLC	(2.4)	(1.4)	(0.8)

Investments in companies under the equity method	124.5	131.7	98.6

The following tables illustrate summarized financial information of the main contributive entities accounted for under equity method as of December 31, 2012:

	Argas	PTSC CGGVeritas Survey Limited	Oceanic Seismic Vessel AS	Eidesvik Seimic Vessel AS	Spectrum ASA
		(in millions of U.S.$)
Current assets	113.7	42.1	5.3	12.6	57.8
Non-current assets	87.7	78.3	140.3	110.8	135.0
Current liabilities	79.9	14.0	96.0	13.7	56.8
Non-current liabilities	10.0	39.1	10.4	84.3	6.0
Equity	115.5	67.3	39.2	25.4	130.0
Revenue	305.7	68.4	15.4	14.1	126.2
Net income (loss)	53.6	11.1	2.3	5.9	19.3

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

Analysis of “Property, plant and equipment” is as follows:

	December 31,
	2012			2011 (restated)			2010 (restated)
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(amounts in millions of U.S.$)
Land	20.2	—	20.2	19.9	(0.5)	19.4	9.7
Buildings	243.1	(92.2)	150.9	233.4	(80.2)	153.2	69.0
Machinery & equipment	1,281.0	(722.0)	559.0	1,355.9	(777.4)	578.5	578.3
Vehicles & vessels	599.7	(245.8)	353.9	552.2	(210.6)	341.6	222.9
Other tangible assets	110.6	(74.8)	35.8	99.0	(64.3)	34.7	22.0
Assets under constructions	39.7	—	39.7	55.8	—	55.8	143.7

Total Property, plant and equipment	2,294.3	(1,134.8)	1,159.5	2,316.2	(1,133.0)	1,183.2	1,045.6

Land, buildings and geophysical equipment recorded under finance leases are as follows:

	December 31,
	2012			2011 (restated)			2010 (restated)
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(amounts in millions of U.S.$)
Geophysical equipment and vessels under finance leases	118.1	(77.6)	40.5	118.9	(59.5)	59.4	113.2
Land and buildings under finance leases	101.8	(5.6)	96.2	99.8	(1.8)	98.0	100.3
Other tangible assets under finance leases	3.7	(3.4)	0.3	3.8	(2.2)	1.6	—

Total Property, plant and equipment under finance leases	223.6	(86.6)	137.0	222.5	(63.5)	159.0	213.5

In 2011, the decrease in geophysical equipment and vessels under finance leases mainly relates to the Norfield AS transaction (see note 2). In 2010, the decrease in geophysical equipment and vessels under finance leases is mainly related to the exercise of the purchase option on the seismic vessel Oceanic Challenger.

Depreciation of assets recorded under finance leases is determined on the same basis as owned-assets and is included in depreciation expense.

The variation of the period for tangible assets is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Balance at beginning of period	1,183.2	1,045.6	976.2
Acquisitions	339.1	336.6	235.9
Acquisitions through finance lease	2.8	29.1	116.5
Depreciation	(287.5)	(284.6)	(255.7)
Disposals	(16.4)	(33.6)	(8.4)
Change in exchange rates	4.4	(16.2)	(1.0)
Change in consolidation scope	2.0	160.1	(3.6)
Reclassification of tangible assets as “Assets held for sale”	(57.5)	(41.3)	(29.9)
Other	(10.6)	(12.5)	15.6

Balance at end of period	1,159.5	1,183.2	1,045.6

In 2012, tangible assets that will be contributed to the Joint-Venture Seabed Geosolutions B.V., were classified as “Assets held for sale” for an amount of U.S.$57.5 million. Disposals of assets mainly related to scrap of marine’s equipment.

In 2011, acquisitions through finance lease related to seismic equipment for the new seismic vessels Pacific Finder and Oceanic Sirius. The change of consolidation scope related to the acquisition of the company Exploration Vessel Resources II, owner of the seismic vessel Geowave Voyager (see note 2).

In 2010, acquisitions through finance lease mainly included our new headquarters in Massy (see note 18). This construction was delivered in October 2010, with a starting date in 2011 after additional building fittings. The seismic vessel Venturer and some equipment were classified as “Assets held for sale” in relation to the Norfield AS transaction.

Reconciliation of acquisitions with the consolidated statements of cash flows and capital expenditures in note 19 is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Acquisitions of tangible assets (excluding finance lease)	339.1	336.6	235.9
Development costs capitalized — see note 20	29.1	23.0	31.1
Additions in other tangible assets (excluding non-exclusive surveys) — see note 10	2.5	8.1	16.5
Variance of fixed assets suppliers	(1.9)	(2.1)	(3.9)

Total purchases of tangible and intangible assets according to cash-flow statement	368.8	365.6	279.6

Net acquisitions through finance lease	2.8	29.1	116.5
Investments in multi-client surveys, net cash	363.8	203.2	259.6
Less variance of fixed assets	1.9	2.1	3.9

Capital expenditures according to note 19	737.3	600.0	659.6

Repairs and maintenance expenses

Repairs and maintenance expenses included in cost of operations amount to U.S.$114.7 million in 2012 due to upgrades and repairs on seismic vessels. Repairs and maintenance expenses amounted to U.S.$116.4 million in 2011 following crashes during the year, and to U.S.$75.9 million in 2010.

NOTE 10 — INTANGIBLE ASSETS

Analysis of intangible assets is as follows:

	December 31,
	2012			2011 (restated)			2010 (restated)
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(amounts in millions of U.S.$)
Multi-client surveys Marine	2,571.3	(2,097.2)	474.1	2,283.0	(1,891.3)	391.7	468.0
Multi-client surveys Land	820.8	(690.7)	130.1	696.3	(560.7)	135.6	134.9
Development costs capitalized	168.5	(72.3)	96.2	145.3	(58.7)	86.6	78.8
Software	75.3	(44.8)	30.5	67.9	(39.2)	28.7	28.5
Research — Technology	154.5	(103.1)	51.4	100.6	(51.2)	49.4	62.4
Customer relationships	204.1	(71.9)	132.2	185.8	(61.8)	124.0	132.3
Trade names	33.7	(30.0)	3.7	30.0	—	30.0	30.0
Other intangible assets	44.3	(27.6)	16.7	80.0	(60.9)	19.1	29.0

Total intangible assets	4,072.5	(3,137.6)	934.9	3,588.9	(2,723.8)	865.1	963.9

The variation of the period for intangible assets is as follows:

	December 31,
Variation of the period	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Balance at beginning of period	865.1	963.9	1,050.0
Increase in multi-client surveys	418.0	229.0	291.5
Development costs capitalized	29.1	23.0	31.1
Other acquisitions	2.5	8.1	16.5
Depreciation on multi-client surveys	(340.9)	(285.3)	(367.2)
Other depreciation	(80.5)	(59.1)	(60.6)
Disposals	(0.2)	(20.4)	—
Change in exchange rates	4.2	(3.5)	1.8
Change in consolidation scope	34.5	—	—
Reclassification of intangible assets as “Assets held for sale”	(6.7)	—	—
Other	9.8	9.4	0.8

Balance at end of period	934.9	865.1	963.9

In 2012, change in consolidation scope related to the acquisition of the assets of GRC (see note 2).

Other depreciation included a U.S.$30 million impairment loss related to the trade name “Veritas”.

Intangible assets that will be contributed to the JV Seabed Geosolutions B.V. were classified as “Assets held for sale” for an amount of U.S.$6.7 million.

Disposals in 2011 mainly related to the sale of our 2D multi-client marine library to Spectrum ASA (see note 2).

Depreciation on multi-client surveys in 2010 included a U.S.$93.6 million impairment loss presented in the line item “Other revenues (expenses) net” of the Consolidated Statement of Operations (see note 21).

NOTE 11 — GOODWILL

Analysis of goodwill is as follows:

	December 31,
Variation of the period	2012	2011 (restated)	2010 (restated)
	(In millions of U.S.$)
Balance at beginning of period	2,688.2	2,688.5	2,691.0
Additions	23.0	1.8	0.7
Impairment	—	—	—
Reclassification to Assets held for sale (see note 5)	(300.0)	—	—
Adjustments	—	—	(1.6)
Change in exchange rates	4.3	(2.1)	(2.4)
Other	—	—	0.8

Balance at end of period	2,415.5	2,688.2	2,688.5

The additions correspond to the goodwill arising from the purchase of Geophysical Research Company, LLC (“GRC”) in 2012, the purchase of Petrodata Consulting LLC in 2011, and the contribution of Xian Sercel Petroleum Exploration Instrument Co. Ltd. (“Xian Sercel”) to Hebei Sercel Junfeng Geophysical Prospecting Equipment Co. Ltd. and the fact that we obtained control in Xian Sercel in 2010 (see note 2).

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

Key assumptions used in the determination of value in use

In determining the asset recoverability, management makes estimates, judgments and assumptions on uncertain matters. For each cash generating unit, the recoverable amounts are determined based on economic assumptions and forecasted operating conditions as follows:

•	expected cash flows estimated in the 2013 budget and 2014-2015 outlook as presented to the Board of Directors on February 27, 2013,

•	use of normative cash flows beyond Year 3,

•	productivity rate between 1% and 2.5% regarding the activity,

•	discount rates we consider reflecting the respective sector weighted average cost of capital (WACC):

•	10% for the Equipment segment (corresponding to a pre-tax rate of 13.7%);

•	9.0% for the Marine (corresponding to a pre-tax rate of 11.5%);

•	9.5% for the Processing, Imaging & Reservoir (corresponding to a pre-tax rate of 13.1%); and

•	8.5% for the Land (corresponding to a pre-tax rate of 11.4%),

No impairment loss was recorded for the year ended December 31, 2012, December 31, 2011 and December 31, 2010.

Sensitivity to changes in assumptions

Changing the assumptions selected by Group management, in particular the discount rate and the normative cash flows (based on EBITDAS) could significantly affect the evaluation of the value in use of our cash generating units and, hence, Group’s impairment result.

The following changes to the assumptions used in the impairment test lead to the following:

	Goodwill	Excess of the expected future discounted cash-flows over the carrying value of assets including goodwill	Sensitivity on normative cash flows		Sensitivity on discount rate (after tax)
			Decrease by 10%	Increase by 10%	Decrease by 0.25%	Increase by 0.25%
	(in millions of U.S.$)
Marine	1,702	49	(275)	+275	+120	(112)
Processing, Imaging & Reservoir	448	353	(81)	+81	+34	(33)
Land	95	<20	(44)	+44	+20	(19)
Equipment	171	1,864	(202)	+202	+86	(81)

Total	2,416

Changes to the assumptions used in the impairment test for which the recoverable value equals to the carrying value are as follows:

	Sensitivity on normative cash-flows	Sensitivity on discount rate (after tax)
Marine	(1.76)%	+0.11%
Processing, Imaging & Reservoir	(43.45)%	+4.03%
Land	(2.55)%	+0.16%
Equipment	Not relevant

NOTE 12 — OTHER CURRENT LIABILITIES

The analysis of other current liabilities is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Value added tax and other taxes payable	75.6	64.3	74.2
Deferred revenue	139.3	145.4	144.0
Fair value of financial instruments (see note 14)	0.8	9.5	0.8
Other liabilities	84.5	53.1	44.9

Other current liabilities	300.2	272.3	263.9

As of December 31, 2012, other liabilities included an earn-out of U.S.$17.0 million related to the assets of Geophysical Research Company, LLC (see note 2).

NOTE 13 — FINANCIAL DEBT

Analysis of financial debt by type is as follows:

	December 31,
	2012			2011 (restated)			2010 (restated)
	Current	Non- current	Total	Current	Non- current	Total	Total
	(amounts in millions of U.S.$)
High yield bonds	—	1,349.0	1,349.0	—	1,342.7	1,342.7	1,247.4
Convertible bonds	—	763.5	763.5	—	363.0	363.0	—
Bank loans	14.7	26.2	40.9	16.0	40.9	56.9	522.1
Finance lease debt	16.4	114.5	130.9	32.3	125.0	157.3	192.5

Sub-total	31.1	2,253.2	2,284.3	48.3	1,871.6	1,919.9	1,962.0

Accrued interests	16.7	—	16.7	16.2	—	16.2	17.0

Financial debt	47.8	2,253.2	2,301.0	64.5	1,871.6	1,936.1	1,979.0

Bank overdrafts	4.2	—	4.2	6.0	—	6.0	6.1
Total			2,305.2			1,942.1	1,985.1

Analysis of financial debt by currency is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
U.S. dollar	1,431.3	1,464.5	1,862.6
Euro	853.0	455.4	99.4
Other currencies	—	—	—

Total	2,284.3	1,919.9	1,962.0

Analysis of financial debt by interest rate is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Variable rates (average effective rate December 31, 2012: 2.84%, 2011: 2.73%, 2010: 4.87%)	41.4	74.0	548.8
Fixed rates (average effective rate December 31, 2012: 6.27%, 2011: 8.16%, 2010: 8.28%)	2,242.9	1,845.9	1,413.2

Total	2,284.3	1,919.9	1,962.0

Variable interest rates are generally based on inter-bank offered rates of the related currency.

Analysis of financial debt by financing sources as of December 31, 2012 is as follows:

	Issuing date	Maturity	Nominal amount Dec 31, 2012		Net balance Dec 31, 2012	Interest rate	Last amendment
			(in millions of currency)		(in millions of U.S.$)
High yield bond 2016	2009	2016	U.S.$	350	335.8	9 1/2%	—
High yield bond 2017	2007	2017	U.S.$	400	395.0	7 3/4%	—
High yield bond 2021	2011	2021	U.S.$	650	618.2	6 1/2%	—
Sub-total High yield bonds					1,349.0

Convertible bond 2016	2011	2016		€360	393.2	1 3/4%	—
Convertible bond 2019	2012	2019		€360	370.3	1 1/4%	—

Sub-total Convertible bonds					763.5
Other bank loans	—	—	U.S.$	87	40.9	—	—

Sub-total bank loans					40.9

Real estate finance lease	2010	2015		€75	89.3	—	—
Other finance lease	—	—		—	41.6	—	—

Sub-total Finance lease debt					130.9

Total financial debt					2,284.3

Analysis of authorized credit lines as of December 31, 2012 is as follows:

	Date	Maturity	Authorized amount	Mobilized amount	Available amount	Used amount	Last amendment
			(in millions of U.S.$)	(in millions of U.S.$)	(in millions of U.S.$)	(in millions of U.S.$)
US Revolving facility	2007	Jan. 2014	79.0	—	79.0	—	Dec. 2012
French Revolving facility	2007	Feb. 2014	200.0	—	200.0	—	Dec. 2012
Total			279.0	—	279.0	—

Short-term credit lines (bank overdrafts)	—	—	10.7	—	6.5	4.2	—

Out of the fixed rate credit lines, no significant credit line is expected to be renewed within the next twelve months (see note 18).

We are not subject to near-term liquidity constraints, given our liquidity available as of December 31, 2012, our cash flow generation capability and prospects, and our near-to mid-term debt repayment schedule.

The impact of hedging instruments has not been considered in the above tables.

All financial covenants were complied with at December 31, 2012.

•	High yield Bonds

Since 2007, CGGVeritas SA issued several bonds in U.S. dollar, with maturities 2016, 2017 and 2021.

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

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization costs capitalized to multi-client surveys, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. For the determination of ratios included in the covenants, EBITDAS is before non-recurring items.

All those financial covenants were complied with at December 31, 2012, 2011 and 2010.

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

The bonds’ nominal value was set at €27.80 per bond, representing an issue premium of 25% of the CGG’s reference share price on the regulated market of NYSE Euronext in Paris. The bonds bear interest at a rate of 1 3/4% payable semi-annually in arrears on January 1 and July 1 of each year. The bonds entitle the holders to receive new and/or existing CGG shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

As of January 27, 2011, the financial liability component was U.S.$370 million and the equity component was U.S.$123 million. The fair value of the financial liability was assessed using an 8.15% interest rate.

Convertible bonds — (€360 million, 1 1/4% Senior Notes, maturity 2019)

On November 20, 2012, we issued 11,200,995 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2019 for a total nominal amount of €360 million. We used the net proceeds of the issuance to finance a portion of the €1.2 billion acquisition price for Fugro’s Geoscience.

The bonds’ nominal value was set at €32.14 per bond, representing an issue premium of 40% of the CGG’s reference share price on the regulated market of NYSE Euronext in Paris. The bonds bear interest at a rate of 1 1/4% payable semi-annually in arrears on January 1 and July 1 of each year. The bonds entitle the holders to receive new and/or existing CGG shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

As of November 20, 2012, the financial liability component was U.S.$362 million and the equity component was U.S.$99 million. The fair value of the financial liability was assessed using a 5.47% interest rate.

•	Bank loans and credit facilities

At December 31, 2012, U.S.$36.1 million of bank loans amounting to U.S.$40.9 million were secured by tangible assets and receivables.

Term Loan B and US revolving Facilities

On December 11, 2012, we obtained consent to the acquisition of Fugro’s Geoscience Division from the lenders under the U.S. revolving credit facility. This amendment extended flexibility under certain covenants to permit the establishment of the JV Seabed Geosolutions B.V., provide guarantees and incur indebtedness in connection with the Transaction.

On December 15, 2011, we amended our US senior facility agreement. This amendment extended the maturity of U.S.$79 million out of the total U.S.$140 million outstanding by two years, from January 2012 to January 2014.

In consideration of such amendments, covenants have been re-defined as follows:

•	a maximum ratio of total net financial debt to EBITDAS (2.50:1 for any relevant period expiring in the rolling 12-month period ending December 31, 2012 and 2013).

•	and a minimum ratio of EBITDAS to total interest costs (3.00:1 for any relevant period expiring in the rolling 12-month periods- ending December 31, 2012 and 2013).

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

The obligations of CGGVeritas Holding (US) Inc. under the senior facilities are guaranteed by CGGVeritas SA and certain subsidiaries including the former Veritas group subsidiaries. Shares of CGGVeritas Holding (US) Inc. and of certain of its first-tier subsidiaries are pledged as well as those of other first-tier subsidiaries of CGGVeritas SA. In addition, certain guarantors have provided first-priority security interests in certain of their respective tangible and intangible assets, including (without limitation) certain vessels, real property, mineral rights, deposit accounts and intellectual property. In the case of certain of subsidiaries (most notably CGGVeritas Holding (US) Inc. and certain U.S. and Canadian subsidiaries), the collateral may comprise substantially all of their respective assets.

Pursuant to this agreement, the Group was required to adhere to certain financial covenants. All financial covenants, calculated on a quarterly basis, were complied with at December 31, 2012. They were also complied with at December 31, 2011 and December 31, 2010.

U.S.$200 million Revolving Credit Agreement (French revolving facility)

During the year 2012, €30 million and U.S.$40 million were drawn and fully repaid respectively on June and November 2012.

On December 21, 2012, we amended the French revolving facility to improve flexibility under certain non-financial covenants and to obtain consent to the acquisition of Fugro’s Geoscience Division from the lenders under the French revolving facility. As amended, the amount of permitted Net capital expenditures is increased to the greater of U.S.$750 million and 50% of EBITDA.

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

On November 4, 2010, we amended this facility, in order to align covenant levels with our amended senior U.S. facilities and extend the maturity by two years, from February 2012 to February 2014. Total Leverage Ratio covenant levels increased from 2.25 to 2.75 in 2010 declining thereafter to 2.0 in 2014; and EBITDAS to total interest cost covenant levels decreased from 4.00 to 3.50 in 2010 increasing thereafter to 4.50 in 2014. In consideration of the amendment, interest rates increased from Libor + 300bps (initially) to Libor + 325bps, and will then be adjusted based on the CGG corporate ratings.

On May 21 and 27, 2009, and December 2008, we amended our French revolving facility agreement as described in the above paragraphs.

On February 7, 2007, CGGVeritas SA entered into a U.S.$200 million revolving credit agreement with Natixis as administrative agent and Crédit Suisse as collateral agent. The proceeds of this revolving credit agreement may be drawn in U.S. dollars or in euros, and may be used for the general corporate purposes of the borrower.

U.S.$45 million Secured Term Loan Facility

On January 13, 2011, Exploration Vessel Resources II AS entered into a U.S.$45 million credit facility secured by a pledge over the seismic vessel Geowave Voyager and subject to substantially the same covenants as our U.S. senior credit facilities. The outstanding value at December 31, 2012, is U.S.$38.4 million.

U.S.$25 million Secured Term Loan Facility

On April 30, 2007, Geomar concluded a credit facility of U.S.$25 million. The proceeds from this credit facility were used to refinance the seismic vessel Alizé. At December 31, 2007, this facility was fully drawn. The outstanding value at December 31, 2012 is U.S.$9.0 million.

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

NOTE 14 — FINANCIAL INSTRUMENTS

Because we operate internationally, we are exposed to general risks linked to operating abroad. Our major market risk exposures are changing interest rates and currency fluctuations. We do not enter into or trade financial instruments including derivative financial instruments for speculative purposes. Please also refer to Item 11 of our annual report for qualitative information.

•	Foreign currency risk management

We derive a substantial portion of our revenues from international sales, subjecting us to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are mainly denominated in U.S. dollars and euros, and to a significantly lesser extent, in Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner, British pounds and Chinese Yuan. Historically, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

Foreign currency sensitivity analysis

Fluctuations in the exchange rate of the U.S. dollar against other currencies, particularly the euro, have had in the past and will have in the future a significant effect upon our results of operations, which were reported in euros for periods prior to January 1, 2012 and are reported in U.S. dollars from that date. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, the appreciation of the euro against the U.S. dollar harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. Our annual fixed expenses in euros are equal to approximately €400 million after hedging and as a consequence, an unfavorable variation of U.S.$0.1 in the average yearly exchange rate between the U.S. dollar and the euro would reduce our operating income and our shareholders’ equity by approximately U.S.$40 million.

As a result of our compliance with IAS 12 Income Taxes, our results of operation are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns an asset is not the same as the currency used for taxation purposes.

Foreign forward exchange contracts

In order to protect the Group against the reduction in the value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds, in Ren-min-bi Yuan, in Norwegian kroner, Singapore dollar and Swiss Franc. This foreign currency risk management strategy has enabled us to reduce, but not eliminate, the positive or negative effects of exchange movements with respect to these currencies.

Details of forward exchange contracts are as follows:

	December 31,
	2012	2011	2010
Forward sales of U.S. dollars against euros
Notional amount (in millions of U.S.$)	35.0	157.8	128.1
— of which forward sales qualifying as cash-flow hedges	35.0	157.8	128.1
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	22 days	57 days	51 days
Weighted average forward U.S.$/Euro exchange rate	1.2840	1.3492	1.3434
Forward sales of U.S. dollars against British pounds
Notional amount (in millions of U.S.$)	3.0	17.2	—
— of which forward sales qualifying as cash-flow hedges	3.0	17.2	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	20 days	41 days	—
Weighted average forward U.S.$/£ exchange rate	1.6022	1.5635	—
Forward sales of U.S. dollars against Ren-min-bi Yuan
Notional amount (in millions of U.S.$)	2.0	21.5	6.2
— of which forward sales qualifying as cash-flow hedges	2.0	21.5	6.2
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	29 days	20 days	56 days
Weighted average forward RMB/U.S.$ exchange rate	6.2709	6.3468	6.6612
Forward sales of U.S. dollars against Norwegian kroner
Notional amount (in millions of U.S.$)	15.6	—	—
— of which forward sales qualifying as cash-flow hedges	15.6	—	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	21 days	—	—
Weighted average forward NOK/U.S.$ exchange rate	5.6505	—	—
Forward sales of U.S. dollars against Singapore dollar
Notional amount (in millions of U.S.$)	8.2	2.3	—
— of which forward sales qualifying as cash-flow hedges	8.2	2.3	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	38 days	50 days	—
Weighted average forward SGD/U.S.$ exchange rate	1.2197	1.2929	—
Forward sales of U.S. dollars against Swiss Franc
Notional amount (in millions of U.S.$)	1.1	3.8	—
— of which forward sales qualifying as cash-flow hedges	1.1	3.8	—
— of which forward sales not qualifying as cash-flow hedges	—	—	—
Weighted average maturity	53 days	41 days	—
Weighted average forward CHF/ U.S.$ exchange rate	0.9120	0.8713	—

Effects of forward exchange contracts on financial statements are as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Carrying value of forward exchange contracts (see notes 5 and 12)	2.2	(6.0)	0.8
Fair value of forward exchange contracts	2.2	(6.0)	0.8
Gains (losses) recognized in profit and loss (see note 21)	0.8	4.8	(3.6)
Gains (losses) recognized directly in equity	3.7	(4.4)	(1.1)

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

There were no call contracts outstanding as of December 31, 2012, 2011 and 2010.

•	Interest rate risk management

Our policy is to manage the interest rates through maximization of the proportion of fixed rate debt. Today, our exposure to interest rate fluctuations is reduced to the extent that 97% of our financial debt at December 31, 2012 consists of debts bearing fixed rates such as High Yield bonds maturing in 2016, 2017, 2021 and Convertible bonds maturing in 2016 and 2019. We may use interest rate swaps to adjust interest rate exposure when appropriate based upon market conditions.

Interest rate sensitivity analysis

Our sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. As a result, our interest expenses could increase if short-term interests’ rates increased. The sensitivity analysis is based on a net exposure of U.S.$203 million. Each 20 basis point increase in the LIBOR would reduce our interest expense by U.S.$0.4 million per year.

Interest rate swap contracts

There were no interest rate swap contracts outstanding as of December 31, 2012, 2011 and 2010.

Interest rate cap contracts

There was no interest rate cap agreement as of December 31, 2012, 2011, 2010.

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

Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. In 2012, the Group’s two most significant customers accounted 7.1% and 5.8% of the Group’s consolidated revenues compared with 13.0% and 3.0% in 2011 and 6.9% and 6.0% in 2010.

•	Liquidity risk management

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations, available cash and cash equivalents, together with borrowings available under the U.S. revolving facility (U.S.$79 million) and the French revolving facility (U.S.$200 million) will be adequate to meet our future liquidity needs for the next twelve months (see note 13).

•	Financial instruments by categories in the Balance sheet

The impact and the breakdown of the Group’s financial instruments in the balance sheet as of December 31, 2012 are as follows:

		December 31, 2012
	Risks category	Carrying Amount	Fair Value	Fair value in income statement	Available-for-sale assets	Loans, receivables	Debts at amortized cost	Derivatives
		(in millions of U.S.$)
Non-consolidated investments	Level 3	7.3	7.3		7.3
Financial and non-current assets	Level 3	47.0	47.0			47.0
Notes receivables	Level 3	888.7	888.7			888.7
Financial and current assets	Level 3	3.0	3.0					3.0
Cash equivalents	Level 3	567.7	567.7	567.7
Cash	Level 3	952.5	952.5	952.5
Total assets		2,466.2	2,466.2	1,520.2	7.3	935.7		3.0

Financial and non-current liabilities	Level 3
Financial debts(a)	Level 1	2,305.2	3,421.5				2,305.2
Notes payables	Level 3	505.5	505.5			505.5
Financial and current liabilities	Level 3	0.8	0.8					0.8
Total liabilities		2,811.5	3,927.8			505.5	2,305.2	0.8

(a)	Financial debts include long term debt, bank overdraft facilities and accrued interest (see note 13).

•	Fair value information

The carrying amounts and fair values of the Group’s financial instruments are as follows:

	December 31,
	2012		2011 (restated)		2010 (restated)
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions of U.S.$)
Cash and cash equivalents	1,520.2	1,520.2	531.4	531.4	448.8	448.8
Bank overdraft facilities	4.2	4.2	6.0	6.0	6.1	6.1
Bank loans, vendor equipment financing and shareholder loans:
Variable rate	41.4	41.4	74.0	74.0	548.8	548.8
Fixed rate	2,242.9	3,359.2	1,845.9	2,766.6	1,413.2	2,126.4
Forward currency exchange contracts	2.2	2.2	(6.0)	(6.0)	0.8	0.8

The Group considers the carrying value for loans receivable and other investments, trade accounts and notes receivable, other receivables, trade accounts and notes payable and other current liabilities to be the most representative estimate of fair value.

For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow (interest payments and reimbursements) analysis based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2012, the rate of 6.0% (source: Thomson Reuters) is used to determine the fair value of high yield bonds and the rate of 4.7% (source: Bloomberg) is used to determine the fair value of convertible bond. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.

The market value of forward sales is assessed based on forward rates, available on the financial markets for similar maturities.

NOTE 15 — COMMON STOCK AND STOCK OPTION PLANS

The Company’s share capital at December 31, 2012 consisted of 176,392,225 shares, each with a nominal value of €0.40, 151,861,932 as of December 31, 2011 and 151,506,109 as of December 31, 2010.

CGG seeks to continuously enhance its financial structure through the equilibrium between its financial indebtness and its equity as presented in our consolidated balance sheets. The group manages its financial structure and operates the adjustments deemed necessary considering the evolution of the financial environment. The managing objectives, policies and procedures have remained unchanged for many reporting periods. Excluding the legal requirements applicable in France, CGGVeritas SA is not bound to any requirement in terms of minimal amount of equity.

Rights and privileges related to ordinary shares

Ordinary shares give right to dividend. Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution amounted to €2,977.1 million (U.S.$3,928.0 million) at December 31, 2012. We did not pay any dividend during the years ended December 31, 2012, 2011 and 2010.

Ordinary shares registered held for more than two years give a double voting right.

Issued shares

In 2012, CGGVeritas SA issued 24,530,293 fully paid shares related to the following operations:

•

24,329,960 ordinary shares fully paid issued on the capital increase to fund the acquisition of the businesses of the Geoscience division (excluding multi clients library and OBN businesses) of Fugro, completed between September 26, 2012 and October 19, 2012 at a share price of €17 for which the company received gross proceeds of €413.6 million (U.S.$533.5 million). The fees and costs related to this transaction amounted to €16.3 million (U.S.$21.0 million);

•	132,758 ordinary shares corresponding to allocated stock options;

•	67,575 ordinary shares corresponding to allocated performance shares.

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

On June 26, 2012, the Board of Directors allocated:

•

590,625 stock options to certain employees. Their exercise price is €18.77. The options vest in three batches, in June 2014 (for 50% of the options allocated), June 2015 (for 25% of the options allocated) and June 2016 (for 25% of the options allocated). The options have an eight-year duration.

•

420,000 stock options to the Executive Committee. Their exercise price is €18.77. The options vest in three batches, in June 2014 (for 50% of the options allocated), June 2015 (for 25% of the options allocated) and June 2016 (for 25% of the options allocated). The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

•	A share price performance objective relative to the share price considering the SBF 120 index;

•	A share price performance objective relative to the ADS price considering the PHLX Oil Service SectorSM (OSXSM) index;

•	A financial indicator in the form of an EBITDAS objective expressed in U.S. dollars and related to the target for the annual variable part of compensation of the Executive Committee members;

•	A share price performance objective relative to the share price increase over the vesting period.

•

200,000 stock options to the Chief Executive Officer and 100,000 to each of the Senior Executive Vice Presidents. Their exercise price is €18.77. The options vest in three batches, in June 2014 (for 50% of the options allocated), June 2015 (for 25% of the options allocated) and June 2016 (for 25% of the options allocated). The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

•	A share price performance objective relative to the share price considering the SBF 120 index;

•	A share price performance objective relative to the ADS price considering the PHLX Oil Service SectorSM (OSXSM) index;

•	A financial indicator in the form of an EBITDAS objective expressed in U.S. dollars and related to the target for the annual variable part of compensation of the Chairman and Chief Executive Officer;

•	A share price performance objective relative to the share price increase over the vesting period.

The exercise price of each option is the average market value of the share during the twenty-day period ending the day before the date the option is allocated.

Following the capital increase in October 2012, the stock options were adjusted as follows:

Date of stock options plan	Adjustment of number of options as of October 23, 2012	Exercise price before adjustment per share (€)	Adjusted exercise price per share (€)
May 11, 2006	1,001,048	26.26	24.95
March 23, 2007	1,221,425	30.40	28.89
March 14, 2008	1,120,226	32.57	30.95
March 16, 2009	950,179	8.82	8.38
January 06, 2010	231,538	14.71	13.98
March 22, 2010	1,430,622	19.44	18.47
October 21, 2010	126,291	16.88	16.05
March 24, 2011	1,150,636	25.48	24.21
June 26, 2012	1,483,424	18.77	17.84

Total	8,715,389

Information related to options outstanding at December 31, 2012 is summarized below:

Date of Board of Directors’ resolution	Options granted	Options outstanding at Dec. 31, 2012	Exercise price per share (€)	Expiration date	Remaining duration
May 11, 2006	1,012,500	1,001,048	24.95	May 10, 2014	16.3 months
March 23, 2007	1,308,750	1,221,425	28.89	March 23, 2015	26.7 months
March 14, 2008	1,188,500	1,120,226	30.95	March 14, 2016	38.5 months
March 16, 2009	1,327,000	950,179	8.38	March 16, 2017	50.5 months
January 06, 2010	220,000	231,538	13.98	January 06, 2018	60.3 months
March 22, 2010	1,548,150	1,426,654	18.47	March 22, 2018	62.7 months
October 21, 2010	120,000	126,291	16.05	October 21, 2018	69.7 months
March 24, 2011	1,164,363	1,150,227	24.21	March 24, 2019	74.8 months
June 26, 2012	1,410,625	1,483,424	17.84	June 26, 2020	89.9 months

Total	9,299,888	8,711,012

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2012, 2011, and 2010 are follows:

	2012		2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(weighted average exercise price in €)
Outstanding-beginning of year	7,062,320	23.16	6,428,504	22.17	4,958,740	22.35
Granted	1,410,625	18.77	1,164,363	25.48	1,888,150	18.73
Adjustments followings the capital increase	435,498	21.68
Exercised	(132,758)	13.06	(318,823)	7.31	(339,377)	6.10
Forfeited	(64,673)	23.98	(211,724)	20.21	(79,009)	19.86

Outstanding-end of year	8,711,012	21.67	7,062,320	23.16	6,428,504	22.17
Exercisable-end of year	5,943,122	22.60	4,535,303	16.11	3,534,518	14.05

The average price of CGG share was €21.89 in 2012, €20.17 in 2011, €18.26 in 2010.

Performance shares

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

The Board of Directors held on February 29, 2012 confirmed that the performance conditions for the plan implemented on March 22, 2010 were partially fulfilled and that 67,575 shares were allocated pursuant to this plan on May 10, 2012.

Allocation plan dated March 24, 2011

On March 24, 2011 the Board of Directors implemented a performance share allocation plan for a maximum amount of 488,586 performance shares out of which 13,750 were allocated to the Chairman and 27,500 were allocated to the Chief Executive Officer. This allocation of shares was subject to the following performance conditions: (i) the achievement of a minimum average consolidated EBIT over fiscal years 2011 and 2012 and (ii) the achievement of an average EBITDAS over fiscal years 2011 and 2012 of either the Group, the Services segment or the Equipment segment, depending upon the segment to which each beneficiary belongs. In addition, the beneficiary still had to be an employee or officer of the Group upon final allocation of the shares.

Following the capital increase of October 2012, the number of existing or newly issued shares to be allocated to the Beneficiaries, including the Senior Executive Officers and the members of the Executive Committee was adjusted to 472,846.

The Board of Directors held on February 27, 2013 confirmed that the performance conditions for the plan implemented on March 24, 2011 were partially fulfilled and that a maximum of 399,853 shares will be allocated pursuant to this plan on May 3, 2013.

Allocation plan dated June 26, 2012

On June 26, 2012 the Board of Directors implemented a performance share allocation plan for a maximum amount of 516,550 performance shares out of which 27,500 were allocated to the Chief Executive Officer, 11,250 were allocated to each of the Senior Executive Vice Presidents, 57,000 were allocated to the Executive Committee members and 409,550 were allocated to certain employees. This allocation of shares is subject to the following performance conditions: (i) the achievement of a minimum average consolidated EBI over fiscal years 2012 and 2013 and (ii) the achievement of an average EBITDAS over fiscal years 2012 and 2013 of either the Group, the Services segment or the Equipment segment, depending upon the segment to which each beneficiary belongs. In addition, the beneficiary still had to be an employee or officer of the Group upon final allocation of the shares.

Following the capital increase of October 2012, the number of existing or newly issued shares to be allocated to the Beneficiaries, including the Senior Executive Officers and the members of the Executive Committee was adjusted to 535,018.

These performance shares will be allocated on the later of the two following dates: June 26, 2014 or the date of the Annual Shareholders’ Meeting convened to approve the financial statements for fiscal year 2013, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation have been fulfilled.

Compensation cost on stock options and performance shares

The following table lists the assumptions used to value the 2010, 2011 and 2012 options plan and the 2011 and 2012 performance shares allocation plan according to IFRS 2:

	Options granted	Volatility	Risk- free rate	Exercise price per share (€)	Estimated Maturity (years)	Fair value per share at the grant date (€)	Dividends yields
2010 January stock options plan	220,000	52%	2.78%	14.71	5	8.23	0.0%
2010 March stock options plan	1,548,150	52%	2.44%	19.44	5.5	10.10	0.0%
2010 October stock options plan	120,000	52%	2.05%	16.88	5.5	9.66	0.0%
2011 stock options plan	1,164,363	37%	2.52%	25.48	4	8.48	0.0%
2012 stock options plan	1,410,625	42%	1.23%	18.77	4	5.98	0.0%

	Performance shares granted	Achievement of performance Conditions		Fair value per share at the grant date (€)		Dividends yields
2011 performance shares allocation plan	488,586	50	%(b)	25.84	(a)	0.0%
2012 performance shares allocation plan	516,550	50	%(b)	18.13	(a)	0.0%

(a)	Corresponds to CGG share price at the date of allocation.
(b)	Estimated.

According to IFRS 2, fair value of stock options and performance shares granted since November 7, 2002 must be recognized as an expense over the life of the plan. Detail of this expense is as follows:

	Year
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
2006 stock options plan(a)	—	—	0.4
2007 stock options plan(b)	—	—	0.5
2008 stock options plan(c)	—	0.4	2.7
2009 stock options plan(d)	0.1	0.6	2.1
2010 stock options plan(e)	3.2	7.6	11.0
2011 stock options plan(f)	4.3	5.6	—
2012 stock options plan(g)	1.9	—	—
2009 performance shares plan(h)	—	0.1	0.4
2010 performance shares plan(i)	0.1	(1.8)	2.5
2011 performance shares plan(j)	9.9	3.2	—
2012 performance shares plan(k)	1.4	—	—
Total recognized expense according to IFRS 2	20.9	15.7	19.7

(a)	of which U.S.$0.3 million for the executive managers of the Group in 2010.
(b)	of which U.S.$0.3 million for the executive managers of the Group in 2010.
(c)	of which U.S.$0.3 million for the executive managers of the Group in 2011, U.S.$1.3 million in 2010.
(d)	of which U.S.$0.1 million for the executive managers of the Group in 2012, U.S.$0.3 million in 2011, U.S.$1.1 million in 2010.
(e)	of which U.S.$1.4 million for the executive managers of the Group in 2012, U.S.$3.8 million in 2011, U.S.$5.8 million in 2010.
(f)	of which U.S.$2.9 million for the executive managers of the Group in 2012, U.S.$3.8 million for the executive managers of the Group in 2011.
(g)	of which U.S.$0.9 million for the executive managers of the Group in 2012.
(h)	none.
(i)	of which U.S.$(0.3) million for the executive managers of the Group in 2011, U.S.$0.5 million in 2010.
(j)	of which U.S.$2.4 million for the executive managers of the Group in 2012, U.S.$0.7 million in 2011.
(k)	of which U.S.$0.3 million for the executive managers of the Group in 2012.

NOTE 16 — PROVISIONS

	Balance at 31 December, 2011 (restated)	Additions	Deductions (used)	Deductions (unused)	Others(a)	Balance at 31 December, 2012
	(in millions of U.S.$)
Provisions for restructuring costs	6.9	—	(6.1)	—	—	0.8
Provisions for onerous contracts	6.2	—	(1.4)	—	—	4.8
Provisions for litigations	14.4	0.6	(12.9)	—	—	2.1
Other provisions related to contracts	5.5	5.8	(2.9)	—	0.1	8.5
Provisions for demobilization costs	1.6	6.3	(3.1)	—	—	4.8
Total current provisions	34.6	12.7	(26.4)	—	0.1	21.0

Retirement indemnity provisions	35.3	8.5	(3.7)	—	17.2	57.3
Provisions for tax contingencies	11.9	—	—	(4.8)	—	7.1
Provisions for unfavorable contracts	9.2	0.1	(4.5)	—	—	4.8
Customers Guarantee provisions	27.4	5.5	(12.7)	—	0.4	20.6
Provisions for customs and other contingencies	22.5	1.8	(2.7)	(3.1)	(0.7)	17.8
Other non-current provisions	0.4	—	—	—	(0.4)	—
Total non-current provisions	106.7	15.9	(23.6)	(7.9)	16.5	107.6

Total provisions	141.3	28.6	(50.0)	(7.9)	16.6	128.6

(a)	Includes the effects of exchange rates changes, variations in scope, reclassifications and gain (loss) on actuarial changes.

Provision for restructuring costs

In 2012, deductions relate to the 2010 performance plan. The costs were offset by the use of the corresponding provision (see note 21).

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

On February 17, 2012, the United States Federal Circuit Court of Appeals affirmed the judgment of the United States District Court for the Eastern District of Texas dated February 16, 2011 with regards to the lawsuit between Sercel and Ion Geophysical (« ION ») on the US patent N°5 852 242. A provision amounting to U.S.$12.8 million was therefore recorded in the consolidated financial statements as of December 31, 2011 to cover the U.S.$10.7 million amount plus pre- and post-judgment interest paid to ION in March 2012.

An injunction that exclusively covers the Sercel digital sensor “DSU” technology and is limited to the territory of the United States will remain in effect until the patent expires in December 2015. The injunction does not restrict the right of Sercel or its customers to use, manufacture, sell or deliver the DSU and SeaRay products anywhere else in the world. It also does not cover the Sercel 408UL and 428XL recording systems; these recording systems can continue to be made, sold, and used in the United States. In addition, under the injunction, Sercel can continue to offer for sale, promote and market DSUs and SeaRays as long as the manufacture, sale and delivery of the DSUs and SeaRays occur outside the United States. Sercel also paid U.S.$13 million damages to ION.

A second trial relating to the amount of additional damages for the sale of Sercel SeaRays systems manufactured in Houston has been settled between the parties.

There are no longer any on-going legal proceedings against CGG Group in this respect.

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

In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the management board of Sercel Holding. No contribution was paid in 2012, 2010 and 2009. A contribution amounting to U.S.$6.9 million was paid in 2011.

As of December 31, 2012, the retirement indemnity net liability amounted to U.S.$57.3 million. The application of IAS19 Revised at this date would have led to an increase of the net liability of U.S.$15.9 million to U.S.$ 73.2 million, mainly resulting from the recognition of past services costs.

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

The status of the retirement indemnity plans is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)	2009 (restated)
	(in millions of U.S.$)
Amount recognized in the balance sheet
Present value of the obligation(a)	144.9	115.4	116.8	122.6
Fair value of plan assets	(72.3)	(63.5)	(61.3)	(56.8)
Deficit (surplus) of funded plans	72.6	51.9	55.5	65.8
Unrecognized past service cost	(15.9)	(17.1)	(19.2)	(22.2)
Payroll tax	0.6	0.5	0.3	0.4
Net liability (asset) recognized in balance sheet	57.3	35.3	36.6	44.1
Amounts recognized in the income statement
Current service cost	4.4	4.9	4.0	4.3
Interest cost	5.6	5.6	5.5	5.7
Expected return on plan assets	(3.1)	(3.6)	(3.1)	(2.4)
Amortization of past service costs	1.5	1.7	1.6	1.7
Effects of curtailments/settlements	—	(0.3)	(0.9)	—
Payroll tax	0.1	0.1	—	0.3
Net periodic expense	8.5	8.4	7.1	9.6
Movements in the net liability recognized in the balance sheet
Net liability at January 1	35.3	36.6	44.1	35.5
Expense as above	8.5	8.4	7.1	9.6
Actuarial gains (losses) recognized in other comprehensive income(b)	14.4	1.8	—	6.0
Contributions paid	(1.4)	(7.3)	(6.1)	(7.1)
Benefits paid by the company	(2.3)	(2.9)	(4.4)	(2.4)
Consolidation scope entries and changes in exchange rates	2.8	(1.3)	(4.1)	2.5
Net liability at December 31	57.3	35.3	36.6	44.1
Change in benefit obligation
Benefit obligation at January 1	115.4	116.8	122.6	95.2
Current service cost	4.4	4.9	4.0	4.3
Contributions paid	0.4	1.1	0.4	0.4
Interest cost	5.6	5.6	5.5	5.7
Past service cost	—	—	—	1.9
Benefits paid from plan	(2.7)	(15.3)	(4.8)	(3.1)
Actuarial (gains) losses recognized in other comprehensive income	16.0	4.5	2.8	9.3
Effects of curtailments/settlements	—	(0.6)	(5.7)	—
Consolidation scope entries and changes in exchange rates	5.8	(1.6)	(8.3)	8.3
Other	—	—	0.3	0.6
Benefit obligation at December 31	144.9	115.4	116.8	122.6

	December 31,
	2012	2011 (restated)	2010 (restated)	2009 (restated)
	(in millions of U.S.$)
Change in plan assets
Fair value of plan assets at January 1	63.5	61.3	56.8	39.2
Expected return on plan assets	3.1	3.6	3.1	2.4
Contributions paid	1.8	8.4	6.5	7.5
Benefits paid from plan	(0.4)	(12.4)	(0.4)	(0.6)
Actuarial gains and losses recognized in other comprehensive income	1.6	2.7	2.8	3.3
Effects of curtailments/settlements	—	(0.3)	(4.8)	—
Consolidation scope entries and changes in exchange rate	3.0	(0.3)	(2.6)	5.0
Other	(0.3)	0.5	(0.1)	—
Fair value of plan assets at December 31(c)	72.3	63.5	61.3	56.8
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate(d)	3.00%	4.75%	4.75%	5.25%
Average compensation increase rate(e)	3.04%	2.93%	2.89%	3.16%
Average expected return on assets(f)	4.85%	4.74%	5.77%	5.77%

(a)

In 2012 the obligation amounts to U.S.$144.9 million of which U.S.$46.9 million for defined benefit plans not covered (U.S.$37.1 million in 2011, U.S.$39.4 million in 2010 and U.S.$43.5 million in 2009).

(b)	Cumulative actuarial losses recognized in other comprehensive income amount to U.S.$19.3 million as of December 31, 2012.
(c)	The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	December, 31
	2012	2011	2010	2009
Equity securities	47%	35%	45%	32%
Debt securities	22%	29%	50%	59%
Real estate	8%	4%	4%	6%
Other	23%	32%	1%	3%

(d)	The discount rate for entities belonging to the “euro zone” is 3.00%. It has been defined by comparison to the following rates at December 31, 2012:

•	Bloomberg Corporate 15 years: 2.72%

•	IBOXX 10 + AA: 2.69%

•	IBOXX 10 + AA Financial: 2.96%

•	IBOXX 10 + AA Non Financial: 2.43%

For entities not included in the “euro zone”, the discount rates used are 4.30% for the United Kingdom, 3.50% for the United States and 2.50% for Norway.

An increase of 0.25% of the discount rate would decrease the DBO by U.S.$5.4 million, and a decrease of the discount rate of 0.25% would increase the DBO by U.S.$5.7 million.

(e)

An increase of 0.25% of the average rate would increase the future compensation by U.S.$3.2 million, and a decrease of the average rate of 0.25% would decrease the future compensation by U.S.$3.1 million.

(f)

Plan assets are located in the UK (95%), in Norway (4%) and in France (1%). The average expected return on assets is determined based on long term return by asset category assumptions at December 31, 2012. The average expected return on assets is 4.85%. For the UK, this return is given by asset category: 6.0% for stocks, 6.0% for real estate, 4.1% for bonds, and 3.0% other.

Plan assets are placed mainly in stocks, bonds and cash. Actuarial gains and losses on plan assets correspond to the difference between actual and expected return on plan assets (U.S.$1.6 million in 2012, U.S.$2.7 million in 2011, U.S.$2.8 million in 2010 and U.S.$3.3 million in 2009). A decrease of 0.25% of the expected return on assets rate would decrease the expected return of assets in 2012 by U.S.$0.2 million. In 2012, the actual return on plan assets amounts to U.S.$4.7 million, corresponding to U.S.$3.1 million expected return and U.S.$1.6 million experience actuarial gains.

Estimated contributions to plan assets in 2013 amount to U.S.$1.5 million.

NOTE 17 — OTHER NON-CURRENT LIABILITIES

Detail of other non-current liabilities is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Deposit and guarantees	—	4.4	2.6
Research and development subsidies	5.5	6.7	7.1
Profit sharing scheme	41.1	38.7	36.6

Other non-current liabilities	46.6	49.8	46.3

NOTE 18 — CONTRACTUAL OBLIGATIONS. COMMITMENTS AND CONTINGENCIES

Status on contractual obligations

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Long-term debt obligations	3,013.5	2,606.8	2,429.6
Finance lease obligations	136.6	170.8	202.6
Operating leases obligations(a)	1,174.3	1,100.3	1,295.4

Total obligations	4,324.4	3,877.9	3,927.6

(a)	Including U.S.$898.3 million in 2012 for seismic vessel bareboat agreements, U.S.$863.5 million in 2011 and U.S.$844.1 million in 2010.

The following table presents payments in future periods relating to contractual obligations as of December 31, 2012:

	Payments due by period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of U.S.$)
Long-term debt obligations:
— Repayments : fixed rates	3.7	1.8	1,200.9	1,086.6	2,293.0
— Repayments : variables rates(a)	11.0	18.3	6.1	—	35.4
— Bonds and facilities interests	121.9	242.6	163.8	156.8	685.1

Total Long-term debt obligations	136.6	262.7	1,370.8	1,243.4	3,013.5

Finance leases:
— Finance lease Obligations : fixed rates	16.6	28.0	28.0	57.6	130.2
— Finance lease Obligations : variables rates(a)	6.4	—	—	—	6.4

Total Finance lease obligations	23.0	28.0	28.0	57.6	136.6

Operating leases (b)
— Bareboat agreements	166.0	243.5	223.4	265.4	898.3
— Other operating lease agreements	60.8	84.1	62.7	68.4	276.0

Total Operating lease obligations	226.8	327.6	286.1	333.8	1,174.3

Total Contractual Obligations(c)	386.4	618.3	1,684.9	1,634.8	4,324.4

(a)	Payments are based on the variable rates applicable as of December 31, 2012.
(b)	Includes the five-year marine charter agreement signed with Bourbon for six new support vessels.
(c)	Payments in foreign currencies are converted in US$ at December 31, 2012 exchange rates.

Contractual obligations — finance leases

The Group leases land, buildings and geophysical equipment under finance lease agreements expiring at various dates during the next five to twelve years.

The following table presents reconciliation between finance lease obligations and finance lease debts as of December 31, 2012:

	Less than 1 year	1-5 years	After 5 years	Total
	(in millions of U.S.$)
Finance lease Obligations	23.0	56.0	57.6	136.6
Discounting	(6.6)	(20.6)	(13.2)	(40.4)
New headquarter purchase option	—	—	34.7	34.7

Finance lease debt (see note 13)	16.4	35.4	79.1	130.9

Contractual obligations — operating leases

Operating lease agreements relate primarily to bareboat charter agreements for seismic vessels, geophysical equipment, offices and computer equipment.

Rental expenses were U.S.$466.1 million in 2012, U.S.$445.6 million in 2011, U.S.$586.4 million in 2010.

Credit agreements

See note 13.

Guarantees

Guarantees issued include the following:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Operations
Guarantees issued in favor of clients(a)	720.2	577.0	405.9
Other guarantees and commitments issued(b)	184.2	220.5	180.5
Financing
Guarantees issued in favor of banks(c)	3.9	3.4	24.1

Total	908.3	800.9	610.5

(a)	Guarantees issued in favor of clients relate mainly to guarantees issued by the Company to support bids made at the subsidiaries level.
(b)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations.
(c)	Guarantees issued in favor of banks related mainly to guarantees issued by the Company to support credit facilities made at the subsidiaries level.

On December 2011, the time charter related to the vessel Elnusa Finder was novated to the joint-venture PT Elnusa-CGGVeritas Seismic. In conjunction to this transaction, we issued a guarantee for the benefit of the owner of the vessel (Swire Pacific Offshore) corresponding to the commitment of this 8-year time charter agreement (€62 million). This guarantee was subject to a co-guarantee given by PT Elnusa Tbk up to their interest in the joint-venture. On July 13, 2012, the time was transferred to our fully owned subsidiary Exploration Investment Resources II. The vessel was renamed Pacific Finder.

The duration of the guarantees and commitments is as follows:

	Due date
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of U.S.$)
Operations
Guarantees issued in favor of clients	640.4	75.1	4.5	0.2	720.2
Other guarantees and commitments	73.9	22.5	6.8	81.0	184.2
Financing
Guarantees issued in favor of banks	1.7	—	2.2	—	3.9

Total	716.0	97.6	13.5	81.2	908.3

Others

During the year 2012, certain bareboat charters were extended as follows:

•	Oceanic Champion: extension signed on March 30, 2012 for 6 months until June 2020;

•	Venturer: extension signed on June 27, 2012 for 1 year until December 2013;

•	Bergen Surveyor: extension signed on July 3, 2012 until December 2013 with two extended options of one additional year ;

•

Pacific Finder: transfer of the contract on July 13, 2012 to the company Exploration Investment Resources II AS, until March 2019 with an extended option of eight additional years and a purchase option.

On June 28, 2011, we entered into a five-year marine charter agreement with Bourbon for six new support vessels to assist our seismic operations. The new vessels will be delivered starting 2013.

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

NOTE 19 — ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used by the chief operating decision maker to manage and measure the performance of CGG. We divide our business into two operating segments, geophysical services and geophysical equipment.

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

In 2012, the Group’s two most significant customers accounted for 7.1% and 5.8% of the Group’s consolidated revenues compared with 13.0% and 3.0% in 2011 and 6.9% and 6.0% in 2010.

Analysis by operating segment

2012	Geophysical services	Geophysical equipment	Eliminations and Adjustments		Consolidated Total
	(in millions of U.S.$)
Revenues from unaffiliated customers	2,456.8	953.7	—		3,410.5
Inter-segment revenues	1.5	250.6	(252.1)		—

Operating revenues	2,458.3	1,204.3	(252.1)		3,410.5
Depreciation and amortization (excluding multi-client surveys)	(294.7)	(43.3)	(30.0)		(368.0)
Depreciation and amortization of multi-client surveys	(340.9)	—	—		(340.9)
Operating income (loss)	131.0	380.4	(182.3	)(a)	329.1

Share of income in companies accounted under equity method(b)	37.4	—	—		37.4
Capital expenditures (excluding multi-client surveys)(c)	329.4	44.1	—		373.5
Investments in multi-clients survey, net cash	363.8	—	—		363.8
Investments in companies under equity method	21.7	—	—		21.7
Identifiable assets	6,444.9 (d)	1,701.0	(1,465.1)		6,680.8

Unallocated and corporate assets					1,652.0

Total assets					8,332.8

of which companies accounted for under equity method					124.5

Identifiable liabilities	2,016.9	354.8	(743.4)		1,628.3

Unallocated and corporate liabilities					2,112.6

Total liabilities					3,740.9

(a)	Includes general corporate expenses of U.S.$53.8 million for year ended December 31, 2012.
(b)	Of which U.S.$49.2 million relate to operational result for year ended December 31, 2012.
(c)

Includes (i) equipment acquired under finance lease of U.S.$2.8 million, (ii) capitalized development costs in the Services segment of U.S.$19.4 million, and (iii) capitalized development costs in the Equipment segment of U.S.$9.7 million for year ended December 31, 2012.

(d)	Includes net assets corresponding to our shallow water and OBC businesses and reclassified as assets held for sale for U.S.$376.4 million in year 2012 (see note 5).

2011 (restated)	Geophysical services	Geophysical equipment	Eliminations and Adjustments		Consolidated Total
	(in millions of U.S.$)
Revenues from unaffiliated customers	2,289.5	891.4	—		3,180.9
Inter-segment revenues	1.5	250.6	(252.1)		—

Operating revenues	2,291.0	1,142.0	(252.1)		3,180.9
Depreciation and amortization (excluding multi-client surveys)	(294.3)	(51.1)	1.7		(343.7)
Depreciation and amortization of multi-client surveys	(285.3)	—	—		(285.3)
Operating income (loss)	8.5	354.0	(157.0	)(a)	205.5

Share of income in companies accounted under equity method(b)	16.4	—	—		16.4
Capital expenditures (excluding multi-client surveys)(c)	369.7	27.1	—		396.8
Investments in multi-clients survey, net cash	203.2	—	—		203.2
Investments in companies under equity method	36.1	—	—		36.1
Identifiable assets	5,710.1	1,476.6	(665.0)		6,521.7

Unallocated and corporate assets					669.8

Total assets					7,191.5

of which companies accounted for under equity method					131.7

Identifiable liabilities	1,829.3	391.8	(627.4)		1,593.7

Unallocated and corporate liabilities					1,705.4

Total liabilities					3,299.1

(a)	Includes general corporate expenses of U.S.$57.4 million for year ended December 31, 2011.
(b)	Of which U.S.$17.4 million relate to operational result for year ended December 31, 2011.
(c)

Includes (i) equipment acquired under finance lease of U.S.$29.1 million, (ii) capitalized development costs in the Services segment of U.S.$18.0 million, and (iii) capitalized development costs in the Equipment segment of € U.S.$5.0 million for year ended December 31, 2011.

2010 (restated)	Geophysical services	Geophysical equipment	Eliminations and Adjustments		Consolidated Total
	(in millions of U.S.$)
Revenues from unaffiliated customers	2,082.9	821.4	—		2,904.3
Inter-segment revenues	0.9	178.2	(178.2)		—

Operating revenues	2,083.8	999.6	(178.2)		2,904.3
Depreciation and amortization (excluding multi-client surveys)(a)	(267.1)	(47.3)	(1.9)		(316.3)
Depreciation and amortization of multi-client surveys(b)	(367.2)	—	—		(367.2)
Operating income (loss)	(91.5)	287.4	(108.5	)(c)	87.4

Share of income in companies accounted under equity method	(0.5)	(0.5)	—		(1.0)
Capital expenditures (excluding multi-client surveys)(d)	361.8	38.2	—		400.0
Investments in multi-clients survey, net cash	259.6	—	—		259.6
Investments in companies under equity method	8.6	—	—		1.6
Identifiable assets	5,780.4	1,171.6	(389.5)		6,562.5

Unallocated and corporate assets					553.7

Total assets					7,116.2

of which companies accounted for under equity method					98.6

Identifiable liabilities	1,620.9	278.1	(360.0)		1,539.0

Unallocated and corporate liabilities					1,742.0

Total liabilities					3,281.0

(a)	Includes vessel and seismic assets net impairment reversals of U.S.$11 million (see note 21) for year ended December 31, 2010.
(b)	Includes multi-client surveys impairment of U.S.$93.6 (see note 10) for year ended December 31, 2010
(c)	Includes general corporate expenses of U.S.$47.7 million for year ended December 31, 2010.
(d)

Includes (i) equipment acquired under finance lease of U.S.$116.5 million, (ii) capitalized development costs in the Services segment of U.S.$27.9 million, and (iii) capitalized development costs in the Equipment segment of U.S.$3.2 million for year ended December 31, 2010.

Analysis by geographic area

Analysis of operating revenues by location of customers

	2012		2011 (restated)		2010 (restated)
	(in millions of U.S.$)
North America	730.3	21.4%	704.8	22.2%	776.8	26.7%
Central and South Americas	499.7	14.7%	641.0	20.2%	393.6	13.6%
Europe, Africa and Middle East	1,245.8	36.5%	1,134.5	35.6%	1,151.2	39.6%
Asia Pacific	934.7	27.4%	700.6	22.0%	582.7	20.1%

Consolidated total	3,410.5	100%	3,180.9	100%	2,904.3	100%

Operating revenue attributed to France is nil for the year ended December 31, 2012.

Analysis of operating revenues by category

	2012		2011 (restated)		2010 (restated)
	(in millions of U.S.$)
Sales of goods	913.4	26.8%	857.2	27.0%	779.1	26.8%
Services rendered(a)	2,281.0	67.2%	1,962.7	61.7%	1,812.9	62.4%
After-sales on multi-client surveys	208.0	5.8%	334.9	10.5%	287.4	9.9%
Leases	8.1	0.2%	26.1	0.8%	24.9	0.9%

Consolidated total	3,410.5	100%	3,180.9	100%	2,904.3	100%

(a)	Included services rendered and royalties.

NOTE 20 — RESEARCH AND DEVELOPMENT EXPENSES

Analysis of research and development expenses is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Research and development costs	(135.1)	(117.2)	(123.7)
Development costs capitalized	29.1	23.0	31.1
Research and development expensed	(106.0)	(94.2)	(92.6)
Government grants recognized in income	13.2	17.2	16.9

Research and development costs — net	(92.8)	(77.0)	(75.7)

Research and development expenditures related primarily to:

•	for the geophysical services segment, projects concerning data processing services and marine acquisition; and

•	for the equipment segment, projects concerning seismic data recording equipment.

NOTE 21 — OTHER REVENUES AND EXPENSES

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
(Impairment) /reversal of impairment of multi-client surveys	—	—	(93.6)
(Impairment) /reversal of impairment of assets	(30.0)	—	11.0
Restructuring costs	(6.9)	(21.8)	(33.8)
Change in restructuring reserves	6.1	24.4	7.8
Other non-recurring revenues (expenses)	(6.1)	3.3	(5.8)

Non-recurring revenues (expenses) — net	(36.9)	5.9	(114.4)
Exchange gains (losses) on hedging contracts	0.8	4.8	(3.6)
Gains (losses) on sales of assets	9.4	23.6	—

Other revenues (expenses) — net	(26.7)	34.3	(118.0)

Year ended December 31, 2012

2012 Performance plan

In 2012, we paid U.S.$6.9 million related to our 2010 performance plan, which was offset by the use of the corresponding provisions.

Gains (losses) on sales of assets

In 2012, gains on assets include the gain arising from the disposal of our stake in Spectrum ASA amounting to U.S.$15.0 million. We also recognized a U.S.$6.1 million gain arising from the contribution of our seismic vessel Amadeus to our newly established joint-venture PTSC CGGVeritas Geophysical Survey Company Limited during the first quarter of 2012 (see note 2).

This line item also includes equipment losses mainly relating to the scrap of marine equipment (U.S.$10.6 million)

Other non-recurring revenues (expenses)

This line item includes fees related to the acquisition of Fugro’s Geoscience Division amounting to U.S.$6.3 million.

An impairment loss related to the Veritas trade name was also recorded for an amount of U.S.$30 million after the decision to change our brand name from CGGVeritas to CGG.

Year ended December 31, 2011

2011 Performance plan

In 2011, we paid U.S.$20.9 million related to our 2010 performance plan, which was offset by the use of the corresponding provisions.

Gains (losses) on sales of assets

In 2011, gains on assets include the gain arising from the disposal of our assets in relation with our transaction with Norfield AS amounting to U.S.$10.9 million. We also recognized a U.S.$18.8 million gain arising from the contribution of our 2D multi-client marine library to Spectrum, and a U.S.$4.2 million gain for the sale of our shares in the company Cybernetix (see note 2).

This line item also includes vessels and related equipment losses mainly relating to the crash of one seismic vessel (U.S.$6.7 million). Related insurance indemnities amounting to U.S.$4.2 million are included in the line item Other non-recurring revenues.

Year ended December 31, 2010

2010 Performance plan

As announced on December 16, 2010 we implemented a performance plan that led to restructuring costs of U.S.$37.3 million detailed as follows:

•	Vessel and related equipment write-downs amounted U.S.$5.2 million;

•	De-rigging and other costs amounted to U.S.$19.9 million reserve as of December 31, 2010;

•	Social measures costs amounted to U.S.$12.2 million, including a U.S.$9.8 million reserve as of December 31, 2010.

We recognized a U.S.$93.6 million impairment loss on multi-client surveys due to specific market conditions in Canada and in the Gulf of Mexico.

The total cost of the restructuring plan and impairment is U.S.$130.9 million.

2009 Marine restructuring plan

In 2010, we paid U.S.$30.5 million related to our 2009 marine restructuring plan, which was offset by the use of the corresponding provisions.

Others

In 2010, other non-recurring revenues (expenses) mainly relate to the Norfield AS transaction (see note 30). Pursuant to this agreement, we reversed a previously recognized impairment loss on the seismic vessel Venturer for U.S.$12.4 million and we recognized additional costs for U.S.$4.5 million.

NOTE 22 — COST OF FINANCIAL DEBT

Cost of financial debt includes expenses related to financial debt, composed of bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.

Analysis of cost of financial debt is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Current interest expenses related to financial debt	(151.5)	(149.0)	(135.6)
Amortization of deferred expenditures on financial debts	(7.5)	(28.2)	(7.7)
Income provided by cash and cash equivalents	2.3	2.7	3.2

Cost of financial debt, net	(156.7)	(174.5)	(140.1)

On November 20, 2012, we issued 11,200,995 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2019 for a total nominal amount of €360 million. We used the net proceeds of the issuance to finance a portion of the €1.2billion acquisition price for Fugro’s Geoscience.

On March 1, 2011, we redeemed U.S.$460 million aggregate principal amount of our U.S.$530 million 7 1/2% senior notes due 2015. On June 30, 2011, we redeemed the remaining U.S.$70 million. Accelerated amortization of deferred expenditures was recorded for U.S.$6.2 million.

On June 2, 2011, we repaid in full the U.S.$508 million outstanding under our term loan B facility with the proceeds of our issuance of senior bonds due 2021. Accelerated amortization of deferred expenditures was recorded for U.S.$15.4 million.

NOTE 23 — OTHER FINANCIAL INCOME (LOSS)

Analysis of other financial income (loss) is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Exchange gains (losses) net	0.7	21.9	13.8
Other financial income (expenses)	(20.4)	(21.1)	(2.6)

Other financial income (loss)	(19.7)	0.8	11.2

In 2012, other financial expenses include arrangement fees for a bridge credit facility that was planned to finance a portion of the acquisition of the Fugro’s Geoscience Division, for U.S.$12.0 million expenses (see note 2).

NOTE 24 — INCOME TAXES

Income tax benefit (expense) consists of:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
France
Current income tax expense	(9.9)	(13.2)	—
Adjustments on income tax recognized in the period for prior periods(a)	3.9	(10.2)	—
Deferred taxes on temporary differences	(6.8)	(9.0)	17.0
Deferred taxes recognized in the period for prior periods(b)	(18.6)	66.1	37.9

Total France	(31.4)	33.7	54.9

Foreign countries
Current income tax expense(c)	(107.7)	(117.5)	(99.0)
Adjustments on income tax recognized in the period for prior periods(d)	0.1	(4.6)	(26.1)
Deferred taxes on temporary differences for the period	42.5	34.1	50.5
Deferred taxes recognized in the period for prior periods(e)	(8.1)	(5.8)	10.6
Deferred taxes on currency translation	5.9	(2.4)	(8.8)

Total Foreign countries	(67.3)	(96.2)	(72.8)

Total income tax benefit (expense)	(98.7)	(62.5)	(17.9)

(a)

In 2012, corresponds to prior year tax adjustment on 2010-2011 R&D tax credit and withholding tax of the French tax group. In 2011, corresponds to prior year tax adjustment on 2004-2007 R&D tax credit.

(b)

In 2012, includes a reversal of deferred tax asset amounted to U.S.$14.5 million related to the correction of the French tax group loss due to the carry back and R&D tax credit adjustments. In 2011, included U.S.$73.0 million of deferred tax asset related to the remaining French tax group loss carried forward based on a revised 2012-2015 tax planning. In 2010, included U.S.$55.3 million of deferred tax asset related to a portion of the French tax group loss carried forward based on a 2011-2013 tax planning.

(c)	Includes withholding taxes.
(d)

In 2012, corresponds mainly to the adjustment on tax amortization of tangible fixed assets for American subsidiaries. In 2011 and 2010, corresponded to prior year’s tax adjustments, primarily related to Libyan income tax audit.

(e)

In 2012, corresponds mainly to the adjustment on tax amortizations of tangible fixed assets for American subsidiaries. In 2011, included a negative prior year adjustment amounted to U.S.$6.6 million of the deferred tax asset recognized on losses carried forward in Norway. In 2010, included the deferred tax asset recognized on losses carried forward in Norway and Mexico.

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

The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Net income (loss)	91.4	(14.3)	(60.4)
Income taxes	(98.7)	(62.5)	(17.9)
Net Income (loss) before taxes	190.1	48.2	(42.5)
Differences on tax basis:
Equity investment companies income	(37.4)	(16.4)	1.0
Theoretical tax basis	152.7	31.8	(41.5)
Enacted tax rate in France	36.10%	36.10%	34.43%
Theoretical taxes	(55.1)	(11.5)	14.3
Differences on tax:
Differences in tax rates between France and foreign countries	26.1	1.0	24.7
Non-deductible part of dividends	(1.5)	(5.3)	(5.3)
Adjustments on the tax expense recognized in the period for prior periods	4.0	(14.9)	(26.1)
Adjustments on the deferred tax expense recognized in the period for prior periods(a)	(26.7)	59.8	48.5
Other permanent differences(b)	(33.1)	(50.7)	(61.2)
Deferred tax unrecognized on losses of the period on the French tax group	—	—	—
Foreign deferred tax unrecognized on losses of the period(c)	(12.4)	(27.1)	(21.5)
Other unrecognized deferred tax in income statement on prior periods	0.7	10.0	14.5
Income tax and deferred tax on Argas net income (equity method company)(d)	(6.1)	(1.4)	(1.1)
Deferred tax on currency translation adjustments(e)	5.9	(4.6)	(8.8)
Current and deferred tax on income subject to Norwegian tonnage tax system and other countries where the tax rate is nil	(0.5)	—	1.3
Other(f)	—	(17.8)	2.8

Income taxes	(98.7)	(62.5)	17.9

(a)

In 2012, includes a reversal of deferred tax assets amounted to U.S.$14.5 million related to the correction of the French tax group loss due to the carry back and R&D Tax Credit adjustments. Included deferred tax assets recognized on the French tax group for U.S.$73.0 million in 2011 and U.S.$55.3 million in 2010.

(b)	Corresponded primarily to withholding taxes.
(c)	Corresponded to the unrecognized deferred tax on losses for the period for various countries due to short and medium term uncertainties.
(d)	CGGVeritas SA, as shareholder of Argas, is directly required to pay income tax for Argas in Saudi Arabia for its share in Argas.
(e)	Corresponds to the currency translation adjustment related to the translation in functional currency of the local books of French and Norwegian entities.
(f)	In 2011, included the income tax impact of 10% of the net gain realized on internal disposal of investments.

Net operating loss carried forward

Net operating loss carried forward available and not recognized as deferred tax assets as of December 31, 2012, amounted to U.S.$169.5 million and are currently scheduled to expire as follows:

	France	Foreign countries
	(in millions of U.S.$)
2013	—	6.6
2014 and thereafter	—	102.8
Available indefinitely	—	60.1

Total	—	169.5

The Group records valuation allowances on any deferred tax asset recognized on losses carried forward for entities that have a recent history of generating losses and low recovery perspectives or, for which there is a dispute with tax authorities.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Tax losses carried forward	137.7	143.0	100.6
Deferred tax assets related to timing differences	33.7	45.8	80.3

Total deferred tax assets	171.4	188.8	180.9

Deferred tax liabilities related to timing differences	111.9	110.8	155.9
Total deferred tax liabilities	111.9	110.8	155.9

Total deferred taxes, net	59.5	78.0	25.0

The reconciliation of net deferred tax is as follows:

	December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Non-deductible provisions (including pensions and profit sharing)	5.4	53.6	56.4
Tangible assets	100.0	68.3	61.3
Effect of currency translation adjustment not recognized in income statement	(2.2)	(5.3)	(3.6)
Multi-client surveys (including deferred revenues)	(86.5)	(50.2)	(82.2)
Assets reassessed in purchase price allocation of acquisitions	(57.1)	(78.3)	(80.6)
Development costs capitalized	(15.1)	(11.5)	(11.1)
Other deferred revenues	(10.1)	(14.2)	(13.4)
Convertible bonds and other financial instruments	(60.9)	(32.0)	(0.3)
Other	48.3	4.6	(2.1)

Total deferred tax assets net of deferred tax (liabilities) related to timing differences	(78.2)	(65.0)	(75.6)
Tax losses carried forward	137.7	143.0	100.6
Total deferred tax assets net of deferred tax (liabilities)	59.5	78.0	25.0

As of December 31, 2012, deferred tax assets (liabilities) per tax group are as follows:

	France	Netherlands	Norway	US	Other	Total
Net deferred tax assets (liabilities) related to timing differences	(93.6)	81.3	10.4	(84.9)	8.6	(78.2)
Deferred tax assets on losses carried forward	94.4	—	15.4	—	27.9	137.7

Total deferred tax assets (liabilities)	0.8	81.3	25.8	(84.9)	36.5	59.5

The deferred taxes recognized on losses carried forward are recoverable without expiration date.

Tax audit and litigation

France

The tax audit of Sercel SA and Sercel Holding SA by the French tax authorities covering the 2008, 2009 and 2010 fiscal years was completed, with no significant financial impact.

A tax audit of CGGVeritas Services SA, covering fiscal years 2010 and 2011 began at the end of the year with a first meeting of introduction.

U.S.

The tax audit ongoing for CGGVeritas Holding (US) for the fiscal year 2007 has been extended to 2008-2011 with a limited scope audit. The on-site verification was concluded and the Group received the conclusions, which could lead to refunds after recomputation of tax credits usage.

The tax audit of Sercel US, Inc. for the fiscal years 2010 has concluded with no material impact.

The Group is litigating the tax authorities’ position related to the tax audit of CGG Americas covering fiscal years 2006 and 2007 in front of Civil Courts and does not expect material consequences. All petitions, motions, objections and rebuttals have been filed during 2012 and the Courts decision is awaited for 2013.

CGGVeritas Holding (US) has received a redetermination notice for its Texas State tax for the years 2007 and 2008 for U.S.$3.2 million. The Group will litigate the Texas Controller’s position in front of Civil Courts and does not expect material impacts.

Brazil

The City of Rio has claimed U.S.$63 million against Veritas do Brazil and U.S.$39.1 million to CGG do Brazil Participacoes LTDA concerning tax on services (ISS) relative to the years 2001 to 2008, which we contested.

Decisions in favor of Veritas do Brazil were rendered in Appeal in August 2011 and May 2012. The municipality appealed to Supreme Court in June 2012 and Veritas do Brazil presented its defense in August 2012.

In November 2011, the Administrative Court cancelled the reassessment against CGG do Brazil Participacoes LTDA. The Municipality has presented an appeal. The decision was confirmed in appeal in September 2012. The Municipality cannot appeal further and the case is therefore final.

Middle-East

In Egypt, the discussions with the tax authorities on their U.S.$23 million tax claim, based on revenues earned without any deduction of costs incurred have not lead to any significant new events in 2012. The Group does not expect this claim to have any material impact on the Group’s financial statements.

India

CGG has litigation with Indian Tax administration regarding the application of the specific regime dedicated to activities in connection with exploration of mineral oil (subject to 4.2% withholding tax) for years 2006 to 2009. Indian Tax Administration has changed its interpretation, by asking for a 10.0% withholding tax as Fees for Technical Services although no new text has been issued. The whole industry being concerned, this issue will be handled by the Indian Supreme Court.

In January 2012, Delhi Income Tax Appellate Tribunal issued an unfavorable decision, based on assumptions which do not fit with the Company’s actual situation. The Group intends to challenge the ITAT order through a miscellaneous application and has appealled the same decision to the Nainital High Court.

Nevertheless, in December 2012, Delhi High Court issued a judgment in favor of a seismic company in a dispute based on the same grounds than ours. This judgment states officially that seismic activities are eligible to the said specific regime, whatever the legal way the activities are performed in India.

The Group does not expect this claim to have any material impact on the Group’s financial statements.

NOTE 25 — PERSONNEL

The analysis of personnel is as follows:

	Year ended December 31,
	2012	2011 (restated)	2010 (restated)
Personnel employed under French contracts performing Geophysical services	1,034	961	955
Personnel employed under French contracts in the Equipment segment	895	867	830
Personnel employed under local contracts	5,631	5,370	5,479

Total	7,560	7,198	7,264

Including field staff of:	1,500	1,476	1,531

The total cost of personnel employed was U.S.$ 911.5 million in 2012, U.S.$905.8 million in 2011 and U.S.$827.2 million in 2010.

NOTE 26 — DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS’ REMUNERATION

Directors and Executive Committee members’ (including the Chairman of the Board of Directors for 2012, 2011 and 2010, the Chief Executive Officer since July 1, 2010) remuneration was:

	Year ended December 31,
	2012	2011 (restated)	2010 (restated)
	(in U.S.$)
Short-term employee benefit paid(a)	8,337,564	10,354,542	4,997,957
Directors’ fees	941,700	1,024,561	850,838
Long-term employee benefit — pension(b)	62,293	79,388	137,385
Long-term employee benefit — supplemental pension(c)	1,629,592	1,664,455	1,965,659
Share-based payments(d)	7,254,272	6,834,400	9,145,936

(a)	Excludes tax on salary.
(b)	Cost of services rendered and interest cost.
(c)	Cost of services rendered and interest cost and amortization of past service cost on the supplemental pension implemented by the end of 2004.
(d)	Expense in the income statement related to the stock options and performance shares plans.

Contractual indemnity in case of termination of Senior Executive Officer (“mandataires sociaux”) functions

The Board of Directors of May 10, 2012, renewed for the duration of this office, the terms and conditions of the advantages granted to Mr. Jean-Georges MALCOR in case of termination of its term of office. These benefits shall be subject to ratification by the General Meeting of May 3, 2013. These advantages are the following:

Mr. Jean-Georges MALCOR does not benefit from any contractual termination indemnity, except in case of a forced departure relating to a change of control or a change of strategy. Such indemnity shall be equal to the difference between:

(i)	a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Jean-Georges MALCOR during the twelve-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Jean-Georges MALCOR (i) over the thirty-six-month period preceding his departure date or (ii) over the full years of presence in the Company starting as from January 1, 2010, in case he leaves the Group less than thirty-six months after he joined the Company (hereinafter “the Reference Annual Compensation”), and

(ii)	any sum to which Mr. Jean-Georges MALCOR may be entitled as a result of such termination, including any sums to be paid further to the application of his non-competition commitment.

The indemnity global amount shall not exceed 200% of the Reference Annual Compensation.

Pursuant to article L.225-42-1 of the Commercial Code, the payment of the special termination indemnity referred to hereinabove shall remain subject to the achievement of the following performance conditions, related to the Company’s performance:

•

The average, over the 60 trading days preceding the departure date, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least two-thirds of the same average ratio over the same 60-day period (i) four years before the date on which Mr. MALCOR leaves the Group or (ii) as of January 1, 2010 in case Mr. Jean-Georges MALCOR leaves the Group before reaching a four-year seniority;

•

The average, over the 60 trading days preceding the departure date, of the ratio of the CGG share price over SBF 120 index shall equal at least two-thirds of the same average ratio over the same 60-day period (i) four years before the date on which Mr. MALCOR leaves the Group or (ii) as of January 1, 2010 in case Mr. Jean-Georges MALCOR leaves the Group before reaching a four-year seniority;

•

The average margin rate of the Group EBITDAS (i) over the four years preceding the date on which Mr. MALCOR leaves the Group or (ii) over a period starting as from January 1, 2010 in case Mr. Jean-Georges MALCOR leaves the Group before reaching a four-year seniority, shall be at least 25%.

Payment of the full amount of the special termination indemnity is subject to the fulfillment of two conditions out of three. In case only one condition is fulfilled, then Mr. Jean-Georges MALCOR will be entitled to receive only 50% of the said special termination indemnity.

Finally, pursuant to said article L.225-42-1 of the Commercial Code in particular, the Board of Directors shall verify prior to the payment of the special severance payment (i) that the performance conditions described hereabove are duly fulfilled and (ii) that the payment of such special termination indemnity complies with the corporate governance code applicable at the date of departure.

The benefits granted to Messrs. FRYDMAN and ROUILLER in case of their departure from the Group were approved by the Board of Directors on February 29, 2012 and ratified by the General Meeting on May 10, 2012. They include the following: Messrs. FRYDMAN and ROUILLER will benefit from a special termination indemnity in the event of a forced departure relating to a change of control or of strategy. The amount of this indemnity is set at the difference between (i) a gross amount equal to 200% of their reference annual compensation and (ii) any amounts to which they may claim entitlement in case of departure from the Group, particularly, the indemnities that could be paid in connection with their non-compete agreement referred to below. The global amount of such special termination indemnity shall not exceed 200% of the reference annual compensation.

In accordance with Article L. 225-42-1 of the French Commercial Code, payment of the special termination indemnity is subject to performance conditions to be assessed with regard to the Company’s performance based on the fulfillment of at least two of the following three objectives:

•

The average of the ratio between the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index over the 60 trading days preceding the date of departure shall equal at least two-third of the same average ratio assessed over the same period of 60 trading days 4 years before the Beneficiary leaves the Group;

•

The average of the ratio between the CGG share price over SBF 120 index over the 60 trading days preceding the date of departure shall equal at least two-third of the same average ratio assessed over the same period of 60 trading days 4 years before the Beneficiary leaves the Group;

•	The average Group EBITDAS margin over the 4 years preceding the date of departure shall be at least 25%.

Should only one of the objectives be fulfilled, then the Beneficiaries would only be entitled to 50% of his special termination indemnity.

NOTE 27 — RELATED PARTY TRANSACTIONS

The Group enters into contracts with related parties concluded at arm’s length.

	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Sales of geophysical equipment to Argas	10.9	4.2	62.6
Equipment rentals and services rendered to Argas	10.4	15.2	11.0
Charter revenues received from LDA for the Alizé	12.2	13.8	14.4
Sales of geophysical equipment to Xian Sercel Petroleum Exploration Instrument Co. Ltd.(1)	—	—	9.7
Services rendered to Gardline CGGV Pte Ltd.	3.3	—	—
Equipment rentals and services rendered to PTSC CGGV Geophysical Survey Company	13.6	—	—
Equipment rentals and services rendered to PT Elnusa-CGGVeritas Seismic	6.0	17.3	—
Income	56.4	50.5	97.7

Charter expenses and ship management from Norfield AS(1)	—	—	42.0
Equipment purchase and rentals from Argas	6.2	8.7	22.6
Charter expenses and ship management paid to LDA	34.3	28.1	15.2
Charter expenses from Eidesvik Seismic Vessels AS	14.6	17.3	10.8
Charter expenses from Oceanic Seismic Vessels AS	15.4	4.5	—
Ship management expenses from CGGVeritas Eidesvik Ship Management	67.8	9.0	—
Costs of services rendered by PT Elnusa-CGGVeritas Seismic	10.8	13.5	—
Purchases of geophysical equipment from Tronic’s	10.9	8.8	5.7
Costs of services rendered by PTSC CGGV Geophysical Survey Company	23.4	—	—
Cost of services rendered by Gardline CGGV Pte Ltd	5.6	1.4	2.1
Expenses	189.0	91.3	98.4

Trade receivables from Argas	6.9	4.0	28.1
Trade receivables from Norfield AS(1)	—	—	10.2
Trade receivables from PT Elnusa-CGGVeritas Seismic.	3.8	14.7	—
Trade receivables from PTSC CGGV Geophysical Survey Company	4.2	—	—
Trade receivables from LDA	11.9	7.1	—
Trade accounts and notes receivable	26.8	25.8	38.3

	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Loan to Eidesvik Seismic Vessel AS	—	—	7.1
Loan to PTSC CGGV Geophysical Survey Company	28.3	—	—

Financial assets	28.3	—	7.1

Accounts payable to Argas	5.4	3.0	6.4
Accounts payable to LDA	2.7	3.9	2.5
Accounts payable to Spectrum ASA	0.9	3.4	—
Accounts payable to PTSC CGGV Geophysical Survey Company	10.9	—	—
Accounts payable to PT Elnusa-CGGVeritas Seismic	—	12.9	—
Trade accounts and notes payables	19.9	23.2	8.9

Finance lease debt to Norfield AS(1)	—	—	40.0
Finance lease debt to Eidesvik Seismic Vessel AS	11.7	12.4	12.6
Finance lease debt to Oceanic Seismic Vessels AS	9.6	10.2	—

Financial liabilities	21.3	22.6	52.6

Future leases commitments to Oceanic Seismic Vessels AS	180.1	149.3	201.4
Future leases commitments to Eidesvik Seismic Vessels AS	155.9	172.5	181.9
Future leases commitments to Norfield AS(1)	—	—	168.5
Future ship management costs to LDA — net	4.6	8.2	11.8
Future ship management costs to CGGVeritas Eidesvik Ship Management	222.9	258.2	—

Contractual Obligations	563.5	588.2	563.6

(1)	Xian Sercel Petroleum Exploration Instrument Co. Ltd. was accounted for under the equity method until November 2010 and Norfield AS until January 2011.

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar which owns of the seismic vessel “Alizé”. Geomar provides vessel charter services to LDA.

Argas, Eidesvik Seismic Vessel AS, Oceanic Seismic Vessel AS, Gardline CGGV Pte Ltd., CGGVeritas Eidesvik Ship Management, PTSC CGGV Geophysical Survey Company, Spectrum ASA and PT Elnusa-CGGVeritas Seismic are companies accounted for under the equity method. Tronic’s is 16% owned by the Group.

No credit facility or loan was granted to the Company by shareholders during the last three years.

NOTE 28 — SUPPLEMENTARY CASH FLOW INFORMATION

Depreciation and amortization included U.S.$30 million impairment loss related to the ‘Veritas’ trade name in 2012. In 2010, multi-client surveys depreciation and amortization included U.S.$93.6 million impairment (see note 10).

Acquisitions included U.S.$52.5 million net investment in Geophysical Research Company, LLC (“GRC”) in 2012. Acquisitions in 2011 included U.S.$4.8 million convertible bond in Spectrum ASA, U.S.$4.5 million convertible bond in Oceanic Seismic Vessel AS and U.S.$0.8 million investment in Petrodata Consulting LLC. Acquisitions in 2010 included U.S.$1.7 million investment in Gardline CGGV Pte. Ltd less U.S.$1.0 million Xian Sercel acquired cash.

Proceeds from disposal of tangible and intangible assets in 2011 mainly corresponded to the disposal of our 2D marine multi-client library paid in cash by Spectrum ASA.

Proceeds from disposal of financial assets in 2012 were mainly related to the sale of an 18.82% stake in Spectrum ASA. In 2011, they corresponded mainly to the disposal of 33% of our investment in Cybernetix. In 2010, they corresponded to the sale of 12% of our investment in Cybernetix and to the disposal of our shares in Offshore Hydrocarbon Mapping.

The financial expenses paid included mainly fees and interests related to the senior notes, the convertible bonds and other facilities (see note 13).

The impact of changes in exchange rate on financial items corresponds notably to the elimination of the unrealized exchange gains (losses) resulting from the gross financial debt in U.S. dollars located in those subsidiaries whose functional currency is euro.

Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consisted of the following:

	Year ended December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Equipment acquired under finance leases	2.8	29.1	116.5

The cash and cash equivalents are composed as follows:

	Year ended December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$)
Cash	952.5	431.9	366.0
Cash equivalents	567.7	99.5	82.8

Total cash and cash equivalents	1,520.2	531.4	448.8

Cash and Cash equivalent include trapped cash amounting to U.S.$95.3 million. Trapped cash means any cash and cash equivalent held by a subsidiary that operates in a country where exchange controls or other legal restrictions apply when the balances are not available for general use by the Group (cash in subsidiaries not available at Group level).

NOTE 29 — EARNINGS PER SHARE

The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Year ended December 31,
	2012	2011 (restated)	2010 (restated)
	(in millions of U.S.$, excepted per share data)
Net income attributable to shareholders(a)	74.2	(28.2)	(74.5)
Less financial expenses on convertible bond, net of tax	21.7	18.9	—
Adjusted net income attributable to shareholders for diluted earning per shares(b)	95.9	(9.3)	(74.5)
Effect of dilution
Ordinary shares outstanding at the beginning of the year, adjusted(c)	158,665,347	158,293,583	157,917,961
Weighted average number of ordinary shares outstanding during the year, adjusted(d)	3,412,261	277,740	204,713

Weighted average number of ordinary shares outstanding, adjusted((e) =(c) +(d))	162,077,608	158,571,323	158,122,674

Dilutive potential shares from 2003 stock options	—	—	(2)
Dilutive potential shares from 2006 stock options	(1)	(1)	(1)
Dilutive potential shares from 2007 stock options	(1)	(1)	(1)
Dilutive potential shares from 2008 stock options	(1)	(1)	(1)
Dilutive potential shares from 2009 stock options	586,385	(2)	(2)
Dilutive potential shares from 2010 stock options	241,517	(2)	(2)
Dilutive potential shares from 2011 stock options	(1)	(1)	(2)
Dilutive potential shares from 2012 stock options	(1)	(1)	(2)
Total dilutive potential shares from stock options	827,902	—	—

Dilutive potential shares from 2009 performance shares allocation	—	—	(2)
Dilutive potential shares from 2010 performance shares allocation	—	(2)	(2)
Dilutive potential shares from 2011 performance shares allocation	236,423	(2)	(2)
Dilutive potential shares from 2012 performance shares allocation	267,509	(2)	(2)
Total dilutive potential shares from performance shares allocation	503,932	—	—

Dilutive potential shares from Convertible bonds 2011	(3)	(2)	—
Dilutive potential shares from Convertible bonds 2012	(3)	—	—

Dilutive weighted average number of shares outstanding adjusted when dilutive(f)	163,409,442	158,571,323	158,122,674
Earnings per share
Basic(a)/(e)	0.46	(0.18)	(0.47)

Diluted(b)/(f)	0.45	(0.18)	(0.47)

(1)	Exercise price of these stock options was higher than the average market price of the underlying shares.
(2)

As our net result was a loss, stock-options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.

(3)

Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

As a result of the 2012 CGGVeritas SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012, 2011 and 2010 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

NOTE 30 — SUBSEQUENT EVENTS

Acquisition of Fugro’s Geoscience Division

On January 31, 2013, the acquisition of Fugro’s Geoscience Division was completed, with the exception of the airborne activity and certain minor assets which will be contributed later, once all operating licenses and administrative authorizations have been received.

Closing of the Seabed Joint-Venture with Fugro

The closing of the joint-venture Seabed Geosolutions BV between the CGG and the Fugro group took place on February 16, 2013. The Fugro group holds 60% of the share capital of Seabed Geosolutions BV.

Sale of the Company’s shareholding interest in Spectrum ASA

On February 20, 2013, we sold all the shares we held in Spectrum ASA at NOK 47.50 per share.

NOTE 31 — LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AS OF DECEMBER 31, 2012

Subsidiaries are fully consolidated from the date of their acquisition, being the date on which the Group obtains the control.

Certain dormant or small subsidiaries of the Group have not been included in the list below.

Percentage of interest generally corresponds to percentage of control in the company.

Siren Number(a)	Consolidated companies	Head Office	% of interest
	CGGVeritas Holding B.V.	Amsterdam, The Netherlands	100.0
	CGGVeritas Marine B.V.	Amsterdam, The Netherlands	100.0
	CGGVeritas Services Holding (Latin America) B.V.	Amsterdam, The Netherlands	100.0
403 256 944	CGGVeritas Services SA	Massy, France	100.0
410 072 110	CGG Explo SARL	Massy, France	100.0
413 926 320	Geomar SAS(1)	Paris, France	49.0
	CGGVeritas International SA	Geneva, Switzerland	100.0
	Wavefield Inseis AS	Oslo, Norway	100.0
	CGG Marine Resources Norge AS	Oslo, Norway	100.0
	Multifield Geophysics AS	Bergen, Norway	100.0
	CGGVeritas Services (Norway) AS	Bergen, Norway	100.0
	Exploration Vessel Resources AS	Bergen, Norway	100.0
	Exploration Investment Resources II AS	Bergen, Norway	100.0
	Exploration Vessel Resources II AS	Bergen, Norway	100.0
	CGGVeritas Services (UK) Ltd.	Crawley, United Kingdom	100.0
	Veritas DGC Limited	Crawley, United Kingdom	100.0
	Veritas Geophysical Limited	Crawley, United Kingdom	100.0
	GeoExplo LLC	Almaty, Kazakhstan	100.0
	Veritas Caspian LLP(1)	Almaty, Kazakhstan	50.0

Siren Number(a)	Consolidated companies	Head Office	% of interest
	CGG do Brasil Participaçoes Ltda	Rio do Janeiro, Brazil	100.0
	Veritas do Brasil Ltda.	Rio do Janeiro, Brazil	100.0
	CGGVeritas Services de Mexico SA de CV	Mexico City, Mexico	100.0
	Geoinnovacion corporative S de RL de CV	Mexico City, Mexico	100.0
	Exgeo CA	Caracas, Venezuela	100.0
	CGGVeritas Holding (U.S.) Inc	Delaware, United States	100.0
	CGGVeritas Services (U.S.) Inc.	Delaware, United States	100.0
	CGGVeritas Land (U.S.) Inc.	Delaware, United States	100.0
	Alitheia Resources Inc.	Delaware, United States	100.0
	Veritas Investments Inc.	Delaware, United States	100.0
	Viking Maritime Inc.	Delaware, United States	100.0
	CGG Canada Services Ltd.	Calgary, Canada	100.0
	CGGVeritas Services (Canada) Inc.	Alberta, Canada	100.0
	Hampson Russel Ltd.	Alberta, Canada	100.0
	Veritas Geophysical III	Cayman Islands	100.0
	Veritas Geophysical IV	Cayman Islands	100.0
	CGGVeritas Services (Australia) Pty. Ltd.	Perth, Australia	100.0
	CGGVeritas Services (Singapore) Pte. Ltd.	Singapore	100.0
	CGGVeritas Services (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	100.0
	PT CGG Indonesia(1)	Djakarta, Indonesia	95.0
	PT CGGVeritas Services Indonesia(1)	Djakarta, Indonesia	95.0
	CGGVeritas Services India Private Ltd.	New Delhi, India	100.0
	CGGVeritas Technology Services (Beijing) Co. Ltd.	Beijing, China	100.0
	Ardiseis FZCO	Dubai, United Arab Emirates	51.0
	CGGVeritas Services (B) Sdn. Bhd.	Brunei	100.0
	Veritas Geophysical (Nigeria) Limited	Lagos, Nigeria	100.0
	CGG (Nigeria) Ltd.	Lagos, Nigeria	100.0
866 800 154	Sercel Holding SA	Carquefou, France	100.0
378 040 497	Sercel SA	Carquefou, France	100.0
	Sercel England Ltd.	Somercotes, United Kingdom	100.0
	Quest Geo Solutions Limited	Hampshire, United Kingdom	100.0
	Sercel Geophysical Research	Tulsa, Etats-Unis	100.0
	Optoplan AS	Trondheim, Norway	100.0
	Seismic Support Services	Moscow, Russia	100.0
	CGG Vostok	Moscow, Russia	100.0
	Petrodata Consulting LLC	Moscow, Russia	100.0
	Sercel Inc.	Tulsa, United States	100.0
	Sercel Canada Ltd.	Calgary, Canada	100.0
	Sercel Australia	Sydney, Australia	100.0
	Hebei Sercel JunFeng Geophysical Prospecting Equipment Co. Ltd.(1)	Hebei, China	51.0
	Xian Sercel Petroleum Exploration Instrument Co. Ltd.(1)	Xian, China	51.0
	Sercel Beijing Technology	Beijing, China	100.0
	Sercel Singapore Pte Ltd.	Singapore	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.
(1)	% of control for these subsidiaries amount to 100%.

NOTE 32 — CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES

At December 31, 2012 the obligations to pay our outstanding Senior Notes are guaranteed by certain subsidiaries: CGG Canada Services Ltd, CGG Marine Resources Norge AS, CGGVeritas Holding (U.S) Inc., Alitheia Resources Inc, CGGVeritas Land (U.S.) Inc., CGGVeritas Services (U.S.) Inc., Veritas Geophysical (Mexico) LLC, Veritas Investments Inc., Viking Maritime Inc., CGGVeritas Marine BV, CGGVeritas Holding BV as the “Services guarantors”, and Sercel Inc., Sercel Australia Pty Ltd, Sercel Canada Ltd and Sercel Geophysical Research Company LLC as the “Equipment guarantors”.

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2012 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGG on a consolidated basis.

	CGG Veritas	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of U.S.$)
Goodwill	—	2,176.6	94.0	144.9	—	2,415.5
Intangible assets (including multi-client surveys)	29.0	539.6	32.6	462.7	(129.0)	934.9
Property, plant and equipment	106.1	655.0	41.7	604.9	(248.2)	1,159.5
Investment in affiliates	5,174.8	1,552.6	5.9	230.0	(6,963.3)	—
Other non-current assets	1,082.2	117.7	7.3	248.4	(1,106.0)	349.6
Current assets	1,396.4	1,220.2	256.5	3,443.6	(2,843.4)	3,473.3

Total assets	7,788.5	6,261.7	438.0	5,134.5	(11,289.9)	8,332.8

Financial debt (including bank overdrafts, current and non-current portion)	2,223.3	1,096.9	0.4	124.6	(1,140.0)	2,305.2
Other non-current liabilities (excluding financial debt)	21.7	85.2	29.9	165.2	(37.7)	264.3
Current liabilities (excluding current portion of debt)	951.6	472.7	153.2	2,435.1	(2,841.2)	1,171.4

Total liabilities (excluding equity)	3,196.6	1,654.8	183.5	2,724.9	(4,018.9)	3,740.9

Equity	4,591.9	4,606.9	254.5	2,409.6	(7,271.0)	4,591.9

Operating revenues	101.3	810.1	560.2	3,976.9	(2,038.0)	3,410.5
Depreciation and amortization	7.0	403.2	12.5	347.2	(61.0)	708.9
Operating income (loss)	(52.7)	120.8	125.6	207.8	(72.4)	329.1
Equity in income of affiliates	31.7	101.8	—	0.2	(133.7)	—

Net income (loss) group share	91.4	236.3	87.1	149.8	(473.2)	91.4

Cash flow from operating activities	573.0	75.2	67.2	699.5	(494.0)	920.9
Cash flow from investing activities	27.1	(487.5)	(62.9)	(368.1)	146.8	(744.6)
Cash flow from financing activities	348.9	390.4	(3.8)	(270.2)	329.5	794.8
Effect of exchange rates on cash	—	—	—	—	17.7	17.7

Cash at opening	340.8	89.5	8.3	92.8	—	531.4

Cash at closing	1,289.8	67.6	8.8	154.0	—	1,520.2

The following tables present condensed consolidated financial information in IFRS for the year ended December 31, 2011 and December 31, 2010.

	CGG Veritas	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of U.S.$)
Goodwill	—	2,476.3	70.5	141.4	—	2,688.2
Intangible assets (including multi-client surveys)	24.7	486.6	3.1	460.0	(109.3)	865.1
Property, plant and equipment	111.8	590.4	48.9	632.1	(200.0)	1,183.2
Investment in affiliates	4,601.8	1,471.5	5.3	234.3	(6,312.9)	—
Other non-current assets	1,194.0	137.7	4.3	100.8	(1,091.6)	345.2
Current assets	495.4	656.4	178.9	2,709.0	(1,929.9)	2,109.8

Total assets	6,427.7	5,818.9	311.0	4,277.6	(9,643.7)	7,191.5

Financial debt (including bank overdrafts, current and non-current portion)	1,819.9	1,094.3	0.8	246.1	(1,219.0)	1,942.1
Other non-current liabilities (excluding financial debt)	25.7	94.6	18.0	157.3	(28.3)	267.3
Current liabilities (excluding current portion of debt)	689.7	551.8	52.5	1,621.3	(1,825.6)	1,089.7

Total liabilities (excluding equity)	2,535.3	1,740.7	71.3	2,024.7	(3,072.9)	3,299.1

Equity	3,892.4	4,078.2	239.7	2,252.9	(6,570.8)	3,892.4

Operating revenues	14.7	784.1	524.8	3,443.1	(1,585.8)	3,180.9
Depreciation and amortization	4.9	393.8	17.4	263.3	(50.4)	629.0
Operating income (loss)	(36.6)	125.8	150.6	585.6	(619.9)	205.5
Equity in income of affiliates	851.6	(155.8)	—	0.4	(696.2)	—

Net income (loss) group share	(14.3)	257.5	102.6	762.4	(1,122.5)	(14.3)

Cash flow from operating activities	1,017.7	520.4	109.9	(47.0)	(811.1)	789.9
Cash flow from investing activities	(502.9)	(438.7)	(7.0)	(36.7)	446.8	(538.5)
Cash flow from financing activities	(456.3)	(8.1)	(116.2)	47.5	371.2	(161.9)
Effect of exchange rates on cash	—	—	—	—	(6.9)	(6.9)

Cash at opening	282.3	15.9	21.6	129.0	—	448.8

Cash at closing	340.8	89.5	8.3	92.8	—	531.4

	CGG Veritas	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of U.S.$)
Goodwill	—	2,455.9	70.7	161.9	—	2,688.5
Intangible assets (including multi-client surveys)	11.0	520.6	4.5	485.8	(58.0)	963.9
Property, plant and equipment	114.2	519.2	59.5	496.1	(143.4)	1,045.6
Investment in affiliates	3,923.0	1,358.5	5.5	269.0	(5,556.0)	—
Other non-current assets	1,256.6	351.8	4.4	139.9	(1,437.7)	315.0
Current assets	336.3	1,311.1	323.2	2,476.3	(2,343.7)	2,103.2

Total assets	5,641.1	6,517.1	467.8	4,029.0	(9,538.8)	7,116.2

Financial debt (including bank overdrafts, current and non-current portion)	1,369.5	1,962.5	1.1	195.6	(1,543.6)	1,985.1
Other non-current liabilities (excluding financial debt)	25.4	203.8	20.6	144.8	(75.2)	319.4
Current liabilities (excluding current portion of debt)	411.1	798.5	70.8	1,975.1	(2,278.9)	976.6

Total liabilities (excluding equity)	1,806.0	2,964.8	92.5	2,315.5	(3,897.7)	3,281.1

Equity	3,835.1	3,552.3	375.3	1,713.5	(5,641.1)	3,835.1

Operating revenues	12.8	789.9	517.4	3,068.9	(1,484.7)	2,904.3
Depreciation and amortization	2.7	440.2	15.2	263.2	(37.8)	683.5
Operating income (loss)	5.5	76.2	134.5	(69.0)	(59.8)	87.4
Equity in income of affiliates	(364.8)	11.4	—	91.7	261.7	—

Net income (loss) group share	(60.4)	947.9	99.4	(76.9)	(970.4)	(60.4)

Cash flow from operating activities	322.4	70.4	140.7	866.2	(833.8)	565.9
Cash flow from investing activities	(268.8)	(384.2)	(20.6)	(155.2)	304.6	(524.2)
Cash flow from financing activities	(191.6)	287.3	(116.1)	(793.6)	538.0	(276.0)
Effect of exchange rates on cash	—	—	—	—	(8.8)	(8.8)

Cash at opening	420.3	42.4	17.6	211.6	—	691.9

Cash at closing	282.3	15.9	21.6	129.0	—	448.8