Form 20-F
period 2014-12-31
CGG
filed 2015-04-13
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

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

7.75% Senior Notes due 2017

6.50% Senior Notes due 2021

6.875% Senior Notes due 2022

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

177,065,192 Ordinary Shares, nominal value €0.40 per share

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

References to “Senior Notes” are to our 7.75% Senior Notes due 2017, our 5.875% Senior Notes due 2020, our 6.50% Senior Notes due 2021 and our 6.875% Senior Notes due 2022. References to the “US revolving facility” are to the US$165 million revolving credit facility under our senior secured credit agreement dated July 15, 2013, as amended from time to time. References to the “French revolving facility” are to the US$325 million revolving credit facility under our senior secured French-law revolving facility agreement dated July 31, 2013 as amended from time to time. References to the “Nordic credit facility” are to the US$250 million Nordic agreement split into US$150 million term loan and US$100 million revolving facility dated July 1, 2013.

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

As our shares are listed on the New York Stock Exchange (in the form of American Depositary Shares), and the offer and sale of certain of our bonds was registered with the SEC, we are required to file an annual report on Form 20-F with the SEC. Our annual report includes our annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were also prepared in accordance with IFRS as adopted by the European Union.

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

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 3: Key Information — Risk Factors” and elsewhere in this annual report, including, without limitation, in conjunction with the forward-looking statements included in this annual report. Some of the factors that we believe could affect our actual results include:

•	the impact of the current economic environment and oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally delay or terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

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

Selected Financial Data

The selected financial data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data for each of the years in the five-year period ended December 31, 2014 have been derived from our audited consolidated financial statements prepared in accordance with IFRS.

	At December 31,
	2014	2013	2012 (restated*)	2011 (restated*)	2010 (restated*)
	(In millions of US$ except per share data and ratios)
Statement of operations data:
Operating revenues	3,095.4	3,765.8	3,410.5	3,180.9	2,904.3
Other revenues from ordinary activities	1.5	2.1	3.6	3.3	4.3
Cost of operations	(2,510.8)	(2,977.2)	(2,685.4)	(2,649.4)	(2,321.8)
Gross profit	586.1	790.7	728.7	534.8	586.8
Research and development expenses, net	(101.2)	(105.9)	(92.8)	(77.0)	(75.7)
Marketing and selling expenses	(113.9)	(118.6)	(96.0)	(83.1)	(81.9)
General and administrative expenses	(146.6)	(215.9)	(182.6)	(201.8)	(222.2)
Other revenues (expenses)	(506.9)	(105.2)	(26.7)	34.3	(118.0)
Impairment of goodwill	(415.0)	(640.0)	—	—	—
Operating income	(697.5)	(394.9)	330.6	207.2	89.0
Cost of financial debt, net	(200.6)	(191.7)	(156.7)	(174.5)	(140.1)
Other financial income (loss)	(43.0)	(22.3)	(19.7)	0.8	11.2
Income taxes	(123.8)	(82.9)	(99.2)	(63.1)	(18.5)
Equity in income of affiliates	(81.7)	0.6	37.4	16.4	(1.0)
Net income (loss)	(1,146.6)	(691.2)	92.4	(13.2)	(59.4)
Attributable to non-controlling interests	7.8	7.6	17.2	13.9	14.1
Attributable to owners of CGG SA	(1,154.4)	(698.8)	75.2	(27.1)	(73.5)
Net income (loss) per share:
Basic(1)	(6.52)	(3.95)	0.46	(0.17)	(0.46)
Diluted(2)	(6.52)	(3.95)	0.46	(0.17)	(0.46)
Balance sheet data:
Cash and cash equivalents	359.1	530.0	1,520.2	531.4	448.8
Working capital(3)	539.4	532.0	783.5	488.7	677.8
Property, plant & equipment, net	1,238.2	1,557.8	1,159.5	1,183.2	1,045.6
Multi-client surveys	947.4	818.0	604.2	527.3	602.9
Goodwill	2,041.7	2,483.2	2,415.5	2,688.2	2,688.5
Total assets	7,061.0	8,262.8	8,332.8	7,191.5	7,116.2
Gross financial debt(4)	2,778.9	2,747.6	2,305.2	1,942.1	1,985.1
Equity attributable to owners of CGG SA	2,693.0	3,799.9	4,483.2	3,794.6	3,745.8
Other financial historical data and other ratios:
EBIT(5)	(779.2)	(394.3)	368.0	223.6	88.0
EBITDAS(6)	775.7	1,139.7	1,006.2	826.1	760.3
Capital expenditures(7)	281.9	347.2	368.8	365.6	279.6
Investments in multi-client surveys, net cash	583.3	479.4	363.8	203.2	259.6
Net financial debt(8)	2,419.8	2,217.7	785.0	1,410.6	1,536.3
Gross financial debt(4)/EBITDAS(6)	3.6x	2.4x	2.3x	2.4x	2.6x
Net financial debt(8)/EBITDAS(6)	3.1x	1.9x	0.8x	1.7x	2.0x
EBITDAS(6)/Cost of financial debt, net	3.9x	5.9x	6.4x	4.7x	5.4x

*	Restatement related to IAS 19 Revised-Employee benefits effective January 1, 2013. All comparative financial information was restated to present comparative amounts for each period presented as if the new accounting policy had always been applied.

(1)

Basic per share amounts have been calculated on the basis of 176,985,293, 176,734,989, 162,077,608, 158,571,323, and 158,122,674 weighted average outstanding shares in 2014, 2013, 2012, 2011 and 2010 respectively.

(2)

Diluted per share amounts have been calculated on the basis of 176,985,293, 176,734,989, 163,409,442, 158,571,323 and 158,122,674 weighted average outstanding shares in 2014, 2013, 2012, 2011 and 2010 respectively.

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

(7)	“Capital expenditures” is defined as “total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)” from our statement of cash flows.
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

Global market and economic conditions are uncertain and volatile. In the past, economic contractions and uncertainty may have weakened demand for oil and natural gas while the introduction of new production capacities may have increased supply, resulting in lower prices, and consequently a reduction in the levels of exploration for hydrocarbons and demand for our products and services. The price of Brent has decreased from US$110 per barrel as of December 31, 2013 to US$57 per barrel as of December 31, 2014. It is difficult to predict how long the current economic conditions and lack of balance between supply and demand will persist, whether the oil prices will remain at a low level, whether the current market conditions will deteriorate further, and which of our products and services will be adversely affected. However, the reduction in demand for our products and services and the resulting pressure on pricing in the industry could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We have had in the past and may have in the future impairment losses as events or changes in circumstances occur that reduce the fair value of an asset below its book value. We may also have write-offs and non-recurring charges. For the year 2014, such asset impairments, write-offs and non-recurring charges totaled US$939 million. These conditions could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Uncertainty about the general economic situation and/or on the mid-term level of hydrocarbons prices has had and is likely to continue to have a significant adverse impact on the commercial performance and financial condition of many companies, which may affect some of our customers and suppliers. The current economic and oil industry climate may lead customers to cancel or delay orders or leave suppliers unable to provide goods and services as agreed. Our government clients may face budget deficits that prohibit them from funding proposed and existing projects or that cause them to exercise their right to terminate our contracts with little or no prior notice. If our suppliers, vendors, subcontractors or other counterparties are unable to perform their obligations to us or our customers, we may be required to provide additional services or make alternate arrangements on less favorable terms with other parties to ensure adequate performance and delivery of service to our customers. These circumstances could also lead to disputes and litigation with our partners or customers, which could have a material adverse impact on our reputation, business, financial condition and results of operations.

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

Furthermore, our cash balances are maintained in accounts held at major banks and financial institutions located primarily in Europe, North America and China. Deposits are in amounts that exceed available insurance. Although none of the financial institutions in which we hold our cash and investments has recently gone into bankruptcy, been forced into receivership, or has been seized by its governments, there is a risk that this may occur in the future. If this were to occur, we would be at risk of not being able to access our cash which may result in a temporary liquidity crisis that could impede our ability to fund operations.

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

Revenue generating activities in certain foreign countries may require prior United States government and/or European Union authorities’ approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. Thus, in the case of the US legislation, non-US persons employed by our separately incorporated non-US entities may conduct business in some foreign jurisdictions that are subject to US trade embargoes and sanctions by the US Office of Foreign Assets Control, including countries that have been designated by the US government as state sponsors of terrorism. We have typically generated revenue in some of these countries through the performance of marine surveys, the provision of data processing and reservoir consulting services, the sale of software licenses and software maintenance and the sale of Sercel equipment. We have current and ongoing relationships with customers in these countries. We have procedures in place to conduct these operations in compliance with applicable US and European laws. However, failure to comply with US or European laws on equipment and services exports could result in material fines and penalties, damage our reputation, and negatively affect the market price of our securities. We provided information in 2011 and 2012 to the US Department of Commerce’s Bureau of Industry and Security (BIS) concerning shipments to our vessels operating in or near Cuba that may not have complied fully with our internal policies and possibly violated applicable export controls and sanctions laws. See “Item 4: Information on the Company — Legal Proceedings — Requests for information made by the US Department of Commerce’s Bureau of Industry and Security”. In addition, our presence in these countries could reduce demand for our securities among certain investors.

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

We and certain of our subsidiaries and affiliated entities also conduct business in countries where there is government corruption. We are committed to doing business in accordance with all applicable laws and our codes of ethics, but there is a risk that we, our subsidiaries or affiliates or their respective officers, directors, employees or agents may act in violation of our codes and applicable laws, including the Foreign Corrupt Practices Act of 1977. Any such violations could result in substantial civil and criminal penalties and might materially adversely affect our business and results of operations, financial condition or reputation.

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

In connection with the Fugro Geoscience Division Acquisition, we have transferred our shallow water, ocean bottom cable and ocean bottom node activities to a company in which Fugro holds a 60% majority interest and we hold a minority interest. As a result, we no longer have full control over the management and operations of these activities. While we have certain customary rights with respect to certain key decisions relating to the joint venture’s activities, this is not the same as the right to determine the strategy and policies of this business. In addition, our shares in the joint venture company are subject to restrictions on transfer, as well as to Fugro’s right to require us to sell our shares in certain circumstances. In 2014, we wrote-off US$129 million related mainly to the Seabed JV.

We may need to write down goodwill from our balance sheet.

We have been involved in a number of business combinations in the past, leading to the recognition of large amounts of goodwill on our balance sheet. Goodwill on our balance sheet totaled US$2,042 million as of

December 31, 2014. Goodwill is allocated to cash generating units (“CGUs”) as described in note 11 to our consolidated financial statements for the year ended December 31, 2014. The recoverable amount of a CGU is estimated at each balance sheet date and is generally determined on the basis of a group-wide estimate of future cash flows expected from the CGU in question. The estimate takes into account, in particular, the removal from service of certain assets used in our business (such as decommissioning or coldstacking vessels), or change in purpose of a given asset (such as the use of a seismic vessel as a source-vessel), or any significant underperformance in cash generation relative to previously-expected results, which may arise, for example, from the underperformance of certain assets, a deterioration in industry conditions or a decline in the economic environment. At each balance sheet date, if we expect that a CGU’s recoverable amount will fall below the amount of capital employed recorded on the balance sheet, we may write down some value on given assets and/or the goodwill in part or in whole. Such a write-down would not in itself have an impact on cash flow, but could have a substantial negative impact on our operating income and net income, and as a result, on our shareholders’ equity and net debt/equity ratio. We wrote down US$415 million of goodwill in our marine acquisition activity as of December 31, 2014 as a result of the deterioration in market conditions.

We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.

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

•

Any reduction in the economic value of such data will require us to write down its recorded value, which could have a material adverse effect on our results of operations. We wrote down the value of our multi-client data library by US$113 million in the year 2014.

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

Fluctuations in the exchange rate of other currencies, particularly the euro, against the US dollar, have had in the past and will have in the future a significant effect upon our results of operations. We attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy. We cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of December 31, 2014, we estimate our annual fixed expenses in euros to be approximately €500 million and as a result, an unfavorable variation of US$0.10 in the average yearly exchange rate between the US dollar and the euro would reduce our operating income and our shareholders’ equity by approximately US$50 million. See “Exchange rate risks as of December 31, 2014” below.

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

Our marine acquisition business, with the fleet described in item 4 of this report, incurs significant fuel costs, which were approximately US$213 million in 2014. Fuel costs can vary depending on the supply location, local regulations and the price of crude oil at a given time. Only a portion of this variation can be contractually charged to or negotiated with the client. We therefore estimate that an increase by 20% of the average annual price of crude oil could increase our fuel costs and have a maximum negative effect of approximately US$15 million on our operating income.

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

Technology changes rapidly in the seismic industry, and new and enhanced products are frequently introduced in the market in which we operate, particularly in the equipment manufacturing and data processing and geoscience sectors. Our success depends to a significant extent upon our ability to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with industry demands. While we commit substantial resources to research and development, we may encounter resource constraints or technical or other difficulties that could delay the introduction of new and enhanced products and services in the future. In addition, the continuing development of new products risks making our older products obsolete. New and enhanced products and services, if introduced, may not gain market acceptance and may be materially adversely affected by technological changes or introductions of other new products or services by one of our competitors.

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

We have experienced losses in the past. In 2009, 2010, 2011, 2013 and 2014, we recorded a net loss attributable to shareholders of US$361.1 million, US$59.4 million, US$13.2 million, US$691.2 million and US$1,146.6 million, respectively. However, in 2008 and 2012, our net profit attributable to shareholders amounted to US$502.7 million and US$92.4 million, respectively. There is therefore no assurance as to our profitability for the future.

We are exposed to commercial risk and counter-party risk.

Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas We seek to reduce commercial risk by monitoring our customer credit profile. In 2014, the Group’s two most significant customers accounted for 7.1% and 5.2% of the Group’s consolidated revenues compared with 5.1% and 3.9% in 2013 and 7.1% and 5.8% in 2012.

We are exposed to risk relating to the financial market environment.

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

•

worldwide political, military and economic conditions, including political developments in the Middle East and North Africa, the Ukraine crisis, economic sanctions, economic growth levels, the availability of financing and the ability of OPEC to set and maintain production levels and prices for oil;

•	laws or regulations restricting the use of fossil fuels or taxing such fuels and governmental policies regarding atmospheric emissions and use of alternative energy;

•	levels of oil and gas production, changes in those levels and the estimated current and future level of excess production capacity;

•	the rate of depletion of existing oil and gas reserves and delays in the development of new reserves;

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

Increases in oil and natural gas prices may not increase demand for our products and services or otherwise have a positive effect on our financial condition or results of operations. Forecasted trends in oil and gas exploration and development activities may not materialize and demand for our products and services may not reflect the level of activity in the industry. In particular, with respect to the marine acquisition market, prices remain very dependent upon the balance between supply and demand. They can thus fluctuate only slightly or even decline, even as demand increases if, at the same time, the available production capacity in the market increases to a greater degree.

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

Our fleet of marine seismic acquisition vessels has evolved in the past in reaction to changes in the seismic market and our marine strategy. For example, our 2009 capacity plan reduced the size of the fleet to adjust to reduced seismic market demand, and our 2010 performance plan re-aligned our fleet components to focus on the high-end segment of the market. In February 2014, we announced our intention to reduce the fleet from 18 to 13 3D high-end vessels before the end of 2016 and decided during the 2014 summer to accelerate the implementation of this plan to have it completed by 2014. Consequently, we stopped operating the Symphony, the Princess, the Viking II and the Vantage in 2014. The Viking II and the Vantage will be returned to their owner at the end of their leasing period. The Viking and the Geowave Voyager have been converted into source vessels.

In February 2015, as the market environment deteriorated further, we announced our intention to reduce our operated fleet from 13 to 11 3D high-end vessels by stopping operation of the Vanquish and the Phoenix, which will be returned to their owner as soon as possible, probably during 2017 and no later than at the end of their leasing period. In parallel, we have decided to stop operating the Pacific Finder, our last 2D vessel, which will also be returned to her owner as soon as possible, probably during 2017 and no later than at the end of her leasing period.

Past fleet reductions have generated, and we expect that the current and any future reductions will generate, non-recurring charges and could hinder our operational scope in marine acquisition activity. Restructuring charges and fixed assets impairments related to fleet reduction amounted to US$251 million in 2014.

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

The revenues we derive from marine seismic data acquisition vary significantly during the year.

Our seismic data acquisition revenues, in particular in the marine market, are partially seasonal in nature. In the marine market notably, certain basins can be very active and absorb higher capacity during a limited period of the year (such as the North Sea between April and September), triggering significant volatility in demand and price in their geographical markets throughout the year. The marine data acquisition business is, by its nature, exposed to unproductive interim periods due to vessel maintenance and repairs or transit time from one operational zone to another during which revenue is not recognized. Other factors that cause variations from quarter to quarter include the effects of weather conditions in a given operating area, the internal budgeting process of some important clients for their exploration expenses, and the time needed to mobilize production means or obtain the administrative authorizations necessary to commence data acquisition contracts.

Our business and that of our customers are subject to governmental regulations, which may adversely affect our operations or demand for our products in the future.

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

We have a significant amount of debt. As of December 31, 2014, our net financial debt (which we define as gross financial debt less cash and cash equivalents) amounted to US$2,420 million As of this date, we had a debt reimbursable in cash or shares amounting to US$2,445 million, which corresponds to net financial debt less financial leases, and before IFRS accounting adjustments related to convertible bonds and issuing fees. Total capital employed as of December 31, 2014 was US$5,166 million. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years.

Our substantial debt could have important consequences. In particular, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures and other general corporate purposes;

•	limit our ability to plan for, or react to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt;

•	limit our ability to borrow additional funds; and

•	increase the risk that a change in laws or regulations may materially impact us.

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

Detailed information relating to our debt and the restrictions set forth in our borrowing agreements is contained in note 13 to our 2014 consolidated financial statements.

Our French revolving facility and our US revolving facility require that we meet the following ratios, which are tested at the end of each quarter for the rolling 12-month testing period:

•

a maximum leverage ratio (defined as consolidated total net financial debt to consolidated EBITDAS): pursuant to amendments in 2014, this ratio was increased from a constant ratio of 3.00x to a ratio of 3.75x for each rolling 12-month period ending on or before September 2015, 3.50x for each such period ending on or before September 2016, 3.25x for each such period ending on or before September 2017 and 3.00x thereafter.

•	an interest cover ratio (defined as consolidated EBITDAS to total interest costs) above 4:00 to 1:00.

Our Nordic credit facility requires that we meet the following ratios and tests:

•	cash plus cash equivalents of not less than US$75 million at all times;

•

a maximum leverage ratio (defined as consolidated total net financial debt to consolidated EBITDAS): pursuant the amendment in 2014, this ratio increased from a constant ratio of 3.00x to a ratio of 3.75x for each rolling 12-month period ending on or before September 2015, 3.50x for each such period ending on or before September 2016, 3.25x for each such period ending on or before September 2017 and 3.00x thereafter.; and

•	a ratio of EBITDAS to total interest costs of at least 3.00:1.00.

These financial ratios and tests and our levels thereunder were as follows as of December 31, 2014:

	US senior revolving facility	French senior revolving facility	Term loan and revolving facilities secured by vessel assets
Ratio	Requirement	Requirement	Requirement	12/31/2014
Total net debt to EBITDAS	≤3.75	≤3.75	≤3.75	2.4x
EBITDAS to total interest costs	≥4	≥ 4	≥ 3	6.3x
Minimum liquidity	N/A	N/A	Cash plus cash equivalents > US$75 million	US$359 million

If we are unable to comply with the restrictions and covenants in the indentures governing our Senior Notes, the agreements governing our US and French senior revolving facilities and our Nordic credit facility and other current and future debt agreements, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of repayment.

If we are unable to comply with the restrictions and covenants in the indentures governing our Senior Notes or in other current or future debt agreements, including those governing our US and French senior revolving facilities, and our Nordic credit facility, there could be a default under the terms of these indentures and agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In certain events of default under these agreements, lenders could terminate their commitments to lend or accelerate the loans or bonds and declare all amounts outstanding due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us.

We and our subsidiaries may incur substantially more debt.

We and our subsidiaries may incur substantial additional debt (including secured debt) in the future. The terms of the indentures governing our Senior Notes and the agreements governing our US and French revolving facilities, our Nordic credit facility and our other existing senior indebtedness limit, but do not prohibit, us and our subsidiaries from doing so.

As of December 31, 2014, we had long-term confirmed and undrawn credit lines (including revolving facilities) amounting to US$307 million.

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

We are exposed to liquidity risks.

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

As of December 31, 2014, we had US$2,420 million of net debt with US$2,779 million of financial debt (based on the closing exchange rate of US$1.2141 per euro), including €307 million related to the debt component, according to IFRS, of the OCEANE convertible bonds due 2019, and including US$31 million of bank overdrafts and accrued interest and we had US$359 million of cash and cash equivalents.

As of December 31, 2014, our financial debt consisted primarily of:

•

US$135 million outstanding principal amount of our 7.75% Senior Notes due 2017, €400 million outstanding principal amount of our 5.875% Senior Notes due 2020, US$650 million outstanding principal amount of our 6.50% Senior Notes due 2021, and US$500 million outstanding principal amount of our 6.875% Senior Notes due 2022;

•	€360 million outstanding principal amount of our 1.25% OCEANE convertible bonds (bonds convertible into or exchangeable for new or existing shares) due 2019;

•	our US$325 million French revolving facility, of which €130 million was drawn as of December 31, 2014;

•	our US$165 million US revolving facility, of which US$75 million was drawn as of December 31, 2014;

•

our US$250 million Nordic credit facility, of which US$50 million was drawn under the US$100 million authorized revolving amount and US$150 million was outstanding under the term loan as of December 31, 2014;

•	€84.4 million and US$3.2 million under the vendor loan granted by Fugro; and

•	a total of US$28 million (out of which US$24 million was drawn) under various credit lines held by several of our subsidiaries.

The breakdown of our financial liabilities is presented in the table below:

	12/31/2014	N+1		N+2 to N+4		N+5 and >		Total
In millions of US$		Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Senior Notes & Convertible bonds	2,143	—	121	135	348	2,008	271	2,143	740
Bank borrowings	454	40	15	333	30	81	3	454	49
Financial leases	102	9	5	29	13	64	9	102	27
Banks overdrafts	3	3	—	—	—	—	—	3	—
Other financial debts	105	3	6	102	10	—	—	105	16
Derivative instruments	—	—	—	—	—	—	—	—	—
Cash	(359)	—	—	—	—	—	—	—	—

Total net financial liabilities	2,448	55	147	599	401	2,153	283	2,807	832

•	Excluding accrued interest, IFRS adjustments and issue premium

The Senior Notes, the Nordic facility and the French and US senior revolving facilities contain certain restrictive covenants, including covenants that require compliance with certain financial ratios. These financial ratios and tests as of December 2014 are described above.

As of December 31, 2014, our available financial resources amounted to US$567 million (including cash, cash equivalents, marketable securities and undrawn syndicated credit lines, excluding trapped cash).

We receive from the credit agencies a ratings outlook, which assesses the potential direction of credit rating over time. In determining a ratings outlook, consideration is given to any changes in the economic and/or fundamental business conditions of a company.

We are exposed to interest rate risk.

We may be required to obtain a portion of our borrowings from financial institutions at variable interest rates indexed to drawing periods ranging from one to 12 months. As a result, our interest expenses on this debt vary in line with movements in short-term interest rates. However, a significant portion of our debt consists of fixed-rate bonds, as well as a number of fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities (see note 14 “Financial Instruments” to our consolidated financial statements, included elsewhere in this document). This debt is not exposed to interest rate fluctuations.

Net exposure to interest rate risk before and after hedging:

The following table shows our variable interest rate exposure by maturity as of December 31, 2014.

	Financial assets(*)		Financial liabilities(*)		Net position before hedging		Off-balance sheet position		Net position after hedging
12.31.2014	(a)		(b)		(c) = (a) - (b)		(d)		(e) = (c) + (d)
In millions US$	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate
Overnight to 1 year	49	153	43	8	6	145	—	—	6	145
1 to 2 years	—	—	268	164	(268)	(164)	—	—	(268)	(164)
3 to 5 years	—	—	1,049	75	(1,049)	(75)	—	—	(1,049)	(75)
More than 5 years	—	—	1,197	—	(1,197)	—	—	—	(1,197)	—

Total	49	153	2,557	247	(2,508)	(94)	—	—	(2,508)	(94)

(*)	Excluding bank overdrafts, accrued interest, IFRS adjustments and issue premium

As of December 31, 2014, our variable-rate assets (net of liabilities) maturing in less than one year totaled US$145 million.

The following table shows our variable interest rate exposure on our financial assets and liabilities as of December 31, 2014:

	12.31.2014
In million of US$	Impact on result before tax	Impact on shareholders’ equity before tax
Impact of an interest rate variation of +1%	(1.0)	(1.0)
Impact of an interest rate variation of -1%	1.0	1.0

The sensitivity analysis is based on a net exposure of - US$94million.

Our variable interest rate indebtedness carried an average interest rate of 2.8% in 2014, and our investments and other financial assets earned interest at an average rate of 1%.

We are exposed to exchange rates fluctuations.

Our financial debt is partly denominated in euro and converted in US dollars at the closing exchange rate. As of December 31, 2014, our US$2,420 million of net debt included a part of debt denominated in euro of €957 million based on the closing exchange rate of US$1.2141.

From one year end closing to another, a variation of US$0.10 in the closing exchange rate between the US dollar and the euro would impact our net debt by approximately US$100 million.

The following table shows our exchange rate exposure as of December 31, 2014:

12.31.2014
	Assets	Liabilities	Currency commitments	Net position before hedging	Off-balance sheet positions	Other hedging instruments	Net position after hedging
(Converted in millions of US$)	(a)	(b)	(c)	(d) = (a) – (b) ± (c)	(e)	(f)	(g) = (d) + (e) - (f)
US$(1)	2,285.6	1,451.3	—	834.3	(2.1)	800.0	32.2

(1)	US$-denominated assets and liabilities in the entities whose functional currency is the euro.

12.31.2014
	Assets	Liabilities	Currency commitments	Net position before hedging	Off-balance sheet positions	Net position after hedging
(In millions of US$)	(a)	(b)	(c)	(d) = (a) – (b) ± (c)	(e)	(f) = (d) + (e)
EUR(2)	165.9	138.0	—	27.9	—	27.9

(2)	Euro-denominated assets and liabilities in the entities whose functional currency is the US$.

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

Sensitivity Analysis Table

Impact of US$ variation on expenses in euros

	Impact on result before taxes		Impact on shareholders’ equity before taxes
	Increase of 10 cents	Decrease of 10 cents	Increase of 10 cents	Decrease of 10 cents
In millions of US$	50	(50)	50	(50)

Total	50	(50)	50	(50)

We monitor our balance sheet exposure through either forward sales or capital operations.

As a result of our compliance with IAS 12 (Income Taxes), our results of operations are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns a non-cash asset is not the same as the currency used for taxation purposes.

With respect to exchange rate risk related to investments in operating subsidiaries, we consider such risk to be low, since the functional currency of the majority of operating entities is the US dollar.

We are exposed to risk related to equities and financial instruments.

We are exposed to risk of fluctuations in the value of equities and other financial instruments we may hold.

Any transactions involving our own shares are decided by management in accordance with applicable regulations.

As of December 31, 2014, we owned 800,000 of our own shares with a balance sheet value of €13.8 million (US$16.7 million). As those shares are valued at historical cost, changes in the stock’s market price do not have any impact in the consolidated statements of the Group.

Our investment policy does not authorize short term investment in the equities of other companies.

The fair value of the own shares as of December 31, 2014 is as follows:

12.31.2014	At fair value		Available for sales	Held to maturity	Derivatives	Total
Shares	US$	4.8 million	—	—	—	US$	4.8 million

Total	US$	4.8 million	—	—	—	US$	4.8 million

We are subject to risks that are not fully insured

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

We are subject to disruptions in our supply chain and third party suppliers

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

Organization

As of December 31, 2014, CGG was organized into three business segments (Equipment, Acquisition and Geology, Geophysics and Reservoir (GGR)) including eight business lines, but also six transverse corporate functions and five transverse group departments.

The Divisions and Business Lines are the following:

•	Equipment Division: this Division includes all the Sercel business entities, such as Metrolog, GRC and De Regt.

•	Acquisition Division: this Division brings together the activities of the following Business Lines :

—	Marine Acquisition (including Marine Gravity Magnetic Services),

—	Land Acquisition (including Land EM and General Geophysics),

—	Airborne Geophysics.

•	Geology, Geophysics and Reservoir Division (“GGR”): this Division brings together the activities of the following existing Business Lines :

—	Multi-Client and New Ventures,

—	Subsurface Imaging,

—	the GeoSoftware business line including the software sales and development of Jason and Hampson-Russell,

—	the GeoConsulting business line including the consulting activities of Jason and Hampson-Russell combined with the consulting and geologic library business of Robertson, and

—	Data Management Services.

We believe that these three Divisions allow us to cover the spectrum from exploration to production, giving us more opportunities to create value for our shareholders, customers and partners.

Our six Corporate functions, at the Group level, ensure a global transverse approach and provide support across all activities: (i) the Finance Function, (ii) the Human Resources Function, (iii) the Global Operational Excellence Function, (iv) the General Secretary, (v) the Geomarkets Sales and Marketing Function and (vi) the Technology Function.

Our five Group Departments are, respectively, in charge of (i) Internal Audit, (ii) Communication, (iii) Investor Relations, (iv) Strategy, Integration, Partnerships, and (v) Risk Management, Health, Safety and Environment & Sustainable Development.

The Geoscience Acquisition

Pursuant to the terms of a Sale and Purchase Agreement (the “SPA”) between the Company and Fugro dated September 24, 2012, we agreed to acquire most of the Geoscience Division of Fugro (the “Acquisition”), in particular:

•	Fugro-Geoteam (specializing in marine streamer seismic data acquisition);

•	Fugro Seismic Imaging (specializing in seismic data processing services);

•	Fugro Geophysical and Geological Services (specializing in geographical exploration services);

•	De Regt Marine Cables (specializing in high-end cables and umbilicals);

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

Our Strategy

We intend to continue to provide leading geological, geophysical and reservoir capabilities to our broad base of customers primarily from the global oil and gas industry. Our goal is to capitalize on growth opportunities resulting from the application of new technologies in every sector of the oil and gas business — from exploration to production and reservoir management — and from the worldwide presence of our three complementary business segments: Equipment, Acquisition, and Geology, Geophysics & Reservoir (GGR).

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

Our plan for the Marine Acquisition business is to further reduce the capacity of our directly-operated fleet from 13 to 11 3D mid/high capacity vessels and to operate the best performing assets, which should lead to a further reduction in fixed costs and capital expenditure, while maintaining the critical size needed to support our world-leading position, address global regional markets and consolidate our leadership in the high-end broadband and global solution marine markets.

In the Land Acquisition business, we intend to focus and concentrate our presence on high-end niche markets, adopting a technology provider business model to the extent possible. In the Multi-Physics Acquisition business, our plan is to focus on higher-margin market segments. In both businesses, we intend to achieve the implemented cost savings and restructuring plans.

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

Given the growing importance of geophysics in reservoir characterization, and the strong reputation of Jason and Robertson, two activities formerly belonging to Fugro that we acquired on January 31, 2013, we intend to further develop the synergies between our leading network of 36 data processing centers and reservoir services. We pursue continuous innovation to allow for increased integration of data processing into reservoir studies, which will provide enhanced reservoir knowledge and allow for improved exploitation. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated solutions.

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

We plan as well to develop reservoir interpretative solutions, notably through our two business lines, GeoSoftware and GeoConsulting, within our GGR Division. GeoSoftware is the worldwide leader in advanced seismic reservoir characterization technology. It brings together CGG’s commercial software, including Jason and Hampson-Russell, and the associated sales, marketing and product services, such as training, product support and product mentoring. GeoConsulting is a full-spectrum geological and geophysical consulting services organization. In addition to our seismic reservoir characterization services supporting our Jason and Hampson-Russell technologies, GeoConsulting offers our unique line of Robertson geoscience consulting services and multi-client products, including a full range of geological, petroleum engineering and economic disciplines. It also contains NPA Satellite Mapping and the global training services relating to GeoConsulting.

In 2015, we expect to extend cross-divisional strengths within our organization and to leverage our relationships with external partners such as Baker Hugues International and Wood Mackenzie.

We also intend to set up additional targeted partnerships through joint ventures in order to address specific market segments or to gain privileged access to high-potential local geographical markets. We established a joint venture with Gardline in the marine market segment in May 2010 and a joint venture with Petrovietnam Technical Services Corporation (PTSC) for the Vietnamese offshore market in March 2012 (announced in December 2010). In early 2013, we created Seabed Geosolutions BV (a joint venture owned 60% by Fugro and 40% by CGG), a world-leader in the shallow water and ocean bottom systems market. Also at the end of 2013, we agreed with TAQA to combine all Middle East land activities under a single joint venture, Argas, which is 51% owned by TAQA.

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

Conventional marine streamer acquisition lacks sufficient signal-to-noise ratios in the 2-7 Hz bandwidth due to streamer depth, streamer tow noise, source array configuration, source depth and source bubble. BroadSeis, a variable-depth streamer broadband solution, improves considerably the quality of data acquired by streamers by widening the range of recorded frequencies. BroadSeis relies on the combination of three differentiation factors developed by us: (i) the Sercel solid streamer, the quietest in the market; (ii) an original acquisition set-up based on a specific positioning of streamers at variable depth in water; and (iii) innovative processing algorithms that are adapted to this specific acquisition configuration. Patent applications have been filed for the different components to ensure we maintain exclusive rights over this technique. BroadSeis was launched in 2010. Since its introduction, more than 100 acquisitions have been carried out, most of them in association with customers, which we believe indicates a real interest for this new technology. The commercialization phase of BroadSeis has enabled us to quickly expand the use of this process, a key differentiation factor for our marine acquisition activities starting in 2012. BroadSource, the broadband marine seismic source, launched in November 2012, reinforced the benefits of BroadSeis to deliver the ultimate in high-resolution, broad-bandwidth, ghost-free seismic data, achieving a bandwidth of 2-200Hz.

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

Our strategy is to continue our high level of investment in research and development to reinforce our technological leadership. We also intend to take advantage of our full range of integrated geoscience services to enhance our position as a market leader in:

•	manufacturing of land, marine and subsea data acquisition equipment;

•	seismic imaging and reservoir services;

•	innovative marine acquisition systems and services; and

•	land seismic data acquisition systems and know-how.

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

Develop well-positioned data libraries

We will continue to develop large multi-client libraries in key basins throughout the world where the industry focuses its exploration budgets. We intend to take advantage of our recent vintage, well-positioned seismic data libraries and will capitalize on our strong experience in wide-azimuth technology. For instance in the Gulf of Mexico, the industry’s growing interest in wide-azimuth technology to explore complex geological environments has translated into high pre-funding levels for our Walker Ridge, Green Canyon, Garden Banks and Three Corners surveys. In 2012, we launched our first StagSeis multi-client survey, our new marine acquisition solution that provides full wide-azimuth coverage and unrivalled long offsets, designed to illuminate complex subsalt geologies. We extended this program in 2013 and have completed the acquisition of the third and final StagSeis survey in 2014. Similarly, we will continue to further expand the footprint of our multi-client library with the introduction of our new BroadSeis acquisition technology as we did in 2012 in Brazil and in the North Sea.

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

Following our acquisition of Fugro Geoscience Division, we are now organized in three segments, including the Geology, Geophysics and Reservoir segment, which is fully dedicated to the development of reservoir software, services and applications. Through GeoSoftware, we intend to further improve our products and services, provide our customers with a better understanding of their reservoirs and deliver unsurpassed expertise to optimize our customers’ decision-making. Through GeoConsulting, we intend to further enhance our geological and geophysical multi-client products and reports and expand our high-end consulting services across the exploration and production value chain.

Industry conditions

2013 was a contrasting year with the first half of the year seeing growth in the oil services segment and, hence, the seismic sector, followed by a significant slowdown during the second half of the year, chiefly due to the majors deciding to cut investments in exploration and production projects to improve cash generation on a short-term basis. This trend should be considered in the global exploration and production context: projects were becoming increasingly costly due to their complexity; oil and gas prices remained relatively stable; and oil and gas companies were under constant pressure to maintain the expected level of dividends for their shareholders.

This situation escalated during 2014 with oil and gas companies pursuing their efforts to reduce costs in order to preserve their ability to maintain shareholder returns. Global exploration and production spending in 2014 was steady but fell by 10% in seismic.

During the second part of 2014, after Saudi Arabia decided to maintain its market share and let supply and demand set the market price, oil prices fell sharply and quickly. In the space of six months, the Brent oil price fell by 59% from US$115 per barrel to US$47 per barrel. This severe reduction had a large impact on the 2015 budgets that oil and gas companies were in the process of preparing. In this context, we expect a cut in exploration and production spending for 2015 close to 20%, with a 30% cut in the US for shale production. We therefore expect the seismic market to follow a similar trend.

Longer term, we believe that the outlook for a fully integrated geoscience company is fundamentally positive for a number of reasons:

•

First, oil and gas companies (including both international and national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, has resulted in a growth in demand for hydrocarbons that is expected to continue in the long term. In response to this growth, we expect oil and gas companies to increase their exploration and production investments in the future in order to improve existing reservoirs and regularly replace reserves.

•

Client demand is changing as clients use geophysical data in new ways. The geological and geophysical challenges they face require new Geoscience solutions. From the very early exploration phase to the optimization of existing reservoirs, and throughout the entire development and production cycle, the demand for improved understanding of complex subsurface structure is increasing. This requires higher technology content, higher resolution, better illumination, and overall better imaging. In such a market environment, the CGG Group, with its assets, expertise, people and track record, is now firmly established on the three solid technological pillars represented by its Equipment, Acquisition and GGR (Geology, Geophysics & Reservoir) Divisions. We benefit from the unique scope of our Geoscience activities, the unrivalled expertise of our imaging teams, our modern worldwide fleet of recently built, high-capacity vessels, the cutting-edge leadership of Sercel on the Equipment market, and our strong commercial positions in key multi-client areas. We believe we are therefore well positioned to capitalize on our unique integrated portfolio and to meet our customers’ needs for innovative products and services and for global solutions, as achieved recently with BroadSeis and StagSeis and now with Sercel’s 508XT land acquisition system.

•

Each year, three to four million barrels of new oil have to be found in deeper and more complex geology in order to offset the declining rates of the existing reserves. Gas and oil production from shale rocks, where seismic studies are used to enhance the yield, has developed remarkably well in North America, and may expand to other continents. We expect these fundamental trends to continue to drive increased demand for high-end seismic equipment and services in the medium-term. We believe that we are in a strong position to benefit from these long term trends.

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

In November 2014, the oil and gas services group Technip made an unsolicited approach to CGG concerning a potential business combination at a price of €8.30 per CGG share. CGG remained open to dialogue and studied all proposals of Technip taking into account the interests of its shareholders, clients and employees. The Board of Directors of CGG considered that none of the proposed options were creating value for the Company and its stakeholders. The two companies entered into further conversations which did not ultimately result in any formal agreement. In December 2014, Technip announced that it did not intend to submit an offer for CGG.

Business overview

The following is an overview of the business activities of our Equipment, Data Acquisition and Geology, Geophysics and Reservoir (GGR) business segments. Our views regarding the state of the market in 2014 and the outlook for 2015 are “forward-looking statements,” based upon information available to us on the date of this annual report and are subject to risks and uncertainties that may change at any time.

Operating Revenues Data

Revenues by Activity

The following table sets forth our consolidated operating revenues by activity in millions of dollars, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2014	2013	2012 (restated)
	MUS$	MUS$	MUS$
Marine acquisition	1,496	1,786	1,310
Land and Airborne acquisition	279	440	568
Acquisition Division Production	1,775	2,226	1,878
Multi-client data(1)	687	620	472
Subsurface Imaging and Reservoir(1)	697	676	478
GGR Division Revenues	1,384	1,296	950
Equipment Division Production	802	1,045	1,204
Eliminated production and others	(866)	(801)	(621)
Total operating revenues	3,095	3,766	3,411

(1)	Restated pursuant to the transfer of Robertson Multi-client seismic library to Multi-Client Business Line.

Revenues by Region (by location of customers)

The following table sets forth our consolidated operating revenues by region in millions of dollars, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2014		2013		2012 (restated)
	MUS$	%	MUS$	%	MUS$	%
North America	782	25%	872	23%	730	21%
Central and South Americas	366	12%	310	8%	500	15%
Europe, Africa and Middle East	1,298	42%	1,666	45%	1,246	37%
Asia Pacific	649	21%	918	24%	935	27%
Total operating revenues	3,095	100%	3,766	100%	3,411	100%

The Group’s clients can be broadly categorized as national oil companies, international oil companies (the “Majors”) and independent companies. In 2014, our top two clients represented respectively 7.1% and 5.2% of consolidated revenues, respectively.

Figures relating to the geophysical market and to the competitive positioning of the Group’s Equipment, Acquisition and GGR segments or the activities of these segments provided in this section have been derived from internal Group data.

Data Acquisition Division

Our Data Acquisition Division encompasses our geophysical acquisition services offering, including land, marine, airborne and seabed, being operated either directly or through joint ventures. Our worldwide crews operate in all environments. In land and marine environments, they use the latest geophysical equipment manufactured by Sercel.

Total production of the Acquisition Division (including internal and external revenues) amounted to US$1,775 million in 2014, down 20% compared to 2013. The external revenues of the Acquisition Division amounted to US$1,025 million, representing 33% of our consolidated revenue in 2014.

Marine Acquisition Business Line

Overview

With a fleet of 13 3D high capacity vessels (12 or more streamers), two source vessels and one 3D/2D vessel of lower capacity at the end of 2014, we provide a complete range of marine seismic 2D and 3D services, focusing on the Gulf of Mexico, the North Sea, West Africa and Brazil, as well as the Asia Pacific region. We also deliver marine seismic contract data acquisition in “frontier” areas and are a pioneer in the Arctic basin and offshore Eastern Africa. CGG provides both marine seismic contract data acquisition and multi-client surveys. We also provide in-house acquisition and data processing of marine gravity and bathymetry in conjunction with seismic surveys or on a stand-alone basis. We intend to combine our gravity and bathymetry activity with our Airborne activities in a Multi-Physics business line in 2015.

Activity description

Marine seismic surveys are conducted through the deployment of submersible cables (streamers) and acoustic sources (airguns) from marine vessels. These streamers are up to 12 kilometers long and carry hydrophone groups normally spaced 12.5 meters apart along the length of the streamer. The recording capacity of a vessel is dependent upon the number of streamers she tows and the number of acoustic sources she carries, as well as the configuration of her data recording system. By increasing the number of streamers and acoustic sources used, a vessel can perform surveys more rapidly and efficiently and acquire better resolution data.

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

•

The second business model consists of a multi-client model, with multiple clients prefunding the acquisition or contributing to the profitability through late sales. In this case, the surveying and recording activities are performed by the Acquisition Division as an internal service for the Multi-Client & New Ventures Business Line, which among other things develops and sells a library of geophysical surveys. We remain the owner of the data thus acquired. This activity is fully integrated into our GGR Division. See “ — Geology, Geophysics & Reservoir (“GGR”) Division”.

Group’s fleet of seismic vessels

On December 31, 2014, our operated fleet consisted of 13 3D high capacity vessels (12 or more streamers), two source vessels and one 3D/2D vessel of lower capacity, down from 21 vessels at the end of 2013 as a result of our fleet reduction plan.

Each of the Oceanic Sirius, Oceanic Vega, Geo Coral, Geo Caspian, Oceanic Endeavour, CGG Alizé, Geo Caribbean, Oceanic Phoenix, Oceanic Champion, Viking Vision, Geo Celtic, Oceanic Challenger and Viking Vanquish can deploy 12 or more streamers simultaneously.

All 3D high capacity vessels are equipped with Sentinel solid streamers, which provide several advantages over other industry streamers, such as acquiring surveys in tougher sea conditions, improving the frequency content and improving signal-to-noise ratio of the recorded data, and minimizing environmental impacts. All our vessels can deploy BroadSeis, our broadband marine solution, which combines industry-leading equipment, unique variable depth streamer acquisition techniques and proprietary deghosting and imaging technology. At the end of 2014, 80% of our fleet was also capable of deploying BroadSource, which, combined with BroadSeis provides the ultimate in broad-bandwidth, ghost-free seismic data, achieving a bandwidth of 2-200 Hz.

In order to refocus on an optimal 3D fleet and adapt to weak market conditions, we decided in 2014 to reduce the number of external source vessels and to use certain of our 2D and 3D vessels as source vessels for Wide Azimuth surveys. In addition, we engaged in a downsizing plan:

•	The Geo Barents, used as a source vessel, was returned to her owner on August 15, 2014;

•	The Symphony and the Princess have been cold stacked since February and August 2014 respectively;

•	The Viking II and the Vantage have also been cold stacked since August and September 2014 respectively, and will be returned to their owner at the end of their current charter period; and

•	The Viking and the Geowave Voyager have been used as source vessels throughout the year.

In 2014, Bourbon Offshore delivered the three remaining purpose built support vessels from a program of six (support vessels provide seismic vessels with the requisite ancillary services including refueling, crew change, food and equipment delivery, storage, assistance and support during in-sea maintenance operations). These three vessels (Bourbon Grebe, Bourbon Cormorant and Bourbon Tern) have been deployed across our fleet to replace lesser performing support vessels. The six vessels are individually chartered for a minimum period of five years.

In February 2015, as the market environment deteriorated further, we announced our intention to reduce our operated fleet from 13 to 11 3D high-end vessels by returning the Vanquish and the Phoenix to their owner as soon as possible, probably during 2017 and no later than at the end of their leasing period. In parallel, we have decided to stop operating the Pacific Finder, our last 2D vessel, which will also be returned to its owner as soon as possible, probably during 2017 and no later than at the end of its leasing period.

Maritime management of the operated fleet

In 2014, we continued our effort to rationalize our pool of ship managers for seismic vessels: the ship management of CGG Alizé, Geo Caribbean, Geo Coral and Geo Celtic, as well as Princess in the 2D vessels segment, was transferred to GeofieLD Ship Management Services SAS, a joint venture owned at 50% by Louis Dreyfus Armateurs (LDA) and 50% by us. At the end of 2014, our operated seismic fleet is managed mostly by our two joint venture ship managers: CGG Eidesvik Ship Management AS (50%) and GeofieLD Ship Management Services SAS (38%), in addition to Volstad and Swire Pacific Offshore managing one vessel (6%) each.

Ownership status of the operated fleet

At December 31, 2014, we owned the Oceanic Challenger, Geowave Voyager, Symphony (which was sold on February 12, 2015), Geo Coral, Geo Caribbean, Geo Celtic, Princess (which was on March 5, 2015), CGG Alizé, co-owned two ships (Oceanic Sirius and Oceanic Vega) and operated the rest of our fleet under charter agreements. On April 1, 2014, we exercised the purchase option on the shares held by LDA in Geomar SAS, and are now owners of CGG Alizé.

The following table provides certain information concerning the seismic vessels operated by us or cold stacked as of December 31, 2014.

Operated vessels in 2014

Vessel name	Year built	Year upgraded	Year joined fleet	Time charter / Bareboat expiry	Extension options	2D/3D	Maximum no. of streamers(1)	Vessel length (m)
CGG Alizé	1999	n.a.	1999	Owned	n.a.	3D	16	101
Oceanic Challenger	2000	2005	2005	Owned	n.a.	3D	12	91
Viking I	1998	2006	2007	December 2015	2 × 3 years + 1 × 17 months	3D	10	93
Viking Vanquish(2)	1999	2007	2007	November 2020	n.a.	3D	12	93
Viking Vision	1993	2007	2007	July 2017	2 × 5 years	3D	14	105
Oceanic Champion	1994	2012	2009	June 2020	n.a.	3D	14	107
Oceanic Phoenix	2000	2011	2009	March 2019	10 × 1 year	3D	14	101
Geowave Voyager	2005	2009	2009	Owned	n.a.	3D	12	83
Oceanic Endeavour	2007	2011	2009	April 2018	2 × 5 years	3D	16	92
Oceanic Vega	2010	n.a.	2010	July 2022	4 × 5 years	3D	20	106
Pacific Finder(2)	2011	n.a.	2011	March 2019	1 × 8 years	3D/2D	4	68
Oceanic Sirius	2011	n.a.	2011	October 2023	4 × 5 years	3D	20	106
Geo Caspian(2)	2010	n.a.	2013	February 2017	4 x 2 years	3D	16	108
Geo Coral	2010	n.a.	2013	Owned	n.a.	3D	16	108
Geo Celtic	2007	n.a.	2013	Owned	n.a.	3D	12	101
Geo Caribbean	2008	n.a.	2013	Owned	n.a.	3D	14	101

Cold stacked vessels in 2014
Princess(3)	1986	2001	2005	Owned	n.a.	2D	3	76
Symphony(3)	1988	1999	2001	Owned	n.a.	3D	12	121
Viking II(2)	1999	n.a.	2007	May 2015	n.a.	3D	8	93
Vantage(2)	2002	n.a.	2007	June 2016	n.a.	3D	10	93

(1)	Tow points
(2)	Includes a purchase option
(3)	Sold during the first quarter of 2015 — see “Ownership status of the operated fleet” above

Out of the 16 vessels operated by the Group as of December 31, 2014, five were terminating their last commercial agreements before being cold-stacked.

The Pacific Finder and Geo Caspian are the only vessels under time charter. The other vessels are either fully owned or hired under bareboat charter. Among those under bareboat charter, the Oceanic Sirius and the Oceanic Vega are co-owned within Oceanic Seismic Vessels AS and Eidesvik Seismic Vessels AS respectively.

Competition and market

Five companies (CGG, PGS, WesternGeco, Polarcus and Dolphin) comprised more than 80% of the 3D marine market at the end of 2014.

The Marine seismic acquisition market has been affected in the second half of 2014 by a contraction of demand by the oil and gas companies, particularly in the exclusive contract market segment. Uncertainties about future hydrocarbon prices and budgetary constraints have led clients to reduce their demand for marine acquisition during 2014 and/or to delay some significant projects. As a result, despite a limited increase of new build vessels entering the industry, the capacity balance between supply and demand evolved negatively, leading major players such as CGG to cold stack or retire vessels. This resulted in a lower use of capacity during the year of 2014. We believe that long-term market fundamentals remain positive as seismic technology remains an essential part of the exploration and production process.

Total marine seismic production (both contract and multi-client surveys) amounted to US$1,496 million in 2014, representing 84% of the Acquisition Division production. It decreased by 16% compared to 2013.

55% of our 3D fleet’s utilization was dedicated to exclusive marine acquisition contracts. 45% was dedicated to acquiring multi-client surveys.

2015 outlook

In 2014, we reduced our operated fleet to adjust to soft market conditions, accelerating the pace of our adaptation plan to resize the fleet initially aimed at 2016. In doing so we retained our most high-end and recent vessels, and leveraged our broadband offer and geographical positioning to reduce the impact of depressed market prices. An adaptation plan involving cost saving initiatives at all levels of the organization allowed a significant reduction of our operational fixed costs and industrial investments.

The roadmap of our Marine Acquisition business focuses on the resizing of our fleet as necessary to adjust to market conditions, while remaining a worldwide player in the high-technology market segment. Therefore, we expect that the adaptation plan will be continued in 2015, leading to further reduction in the operated fleet, in operational fixed costs and industrial investments, with a focus on the following priorities:

•	Reducing our fleet to 11 3D high capacity vessels;

•	Keeping maritime and seismic downtime at low levels;

•	Further decreasing our operational fixed costs; and

•	Increasing the vessel efficiency through various cost efficiency initiatives, in particular by improving the fuel efficiency.

Land and Airborne Acquisition Business Lines

Overview

Land acquisition is principally focused on the acquisition and onsite processing of seismic data acquired on land areas. We are one of the main land seismic acquisition contractors operating worldwide, especially in desert areas, and particularly in areas requiring specific technologies, Health, Safety and Environment (“HSE”) excellence and operational expertise. Our operations in high-resolution crews market in North Africa and the Middle East are good examples of our positioning. We now intend to reinforce on technological differentiation.

Airborne acquisition is principally focused on the acquisition, processing and interpretation of airborne geophysical data on land or offshore, all over the world. We are the largest airborne acquisition contractor, operating worldwide and offering a diverse portfolio of airborne geophysical technologies, with particular emphasis and expertise in electromagnetics and gravity. In 2014, our activities were conducted out of operational centers located in Canada, Brazil, South Africa and Australia, and are based on a foundation of HSE excellence.

Land and airborne surveys are performed through exclusive contract activity or non-exclusive multi-client activity.

In 2014, we operated an average of seven active land crews performing 3D and 2D seismic surveys during the first nine months of the year (six crews dedicated to exclusive contract surveys and one dedicated to non-exclusive surveys), then three crews (exclusive only) during the fourth quarter after the conclusion of the two above-mentioned divestments. Our Airborne Business Line operated a fleet of 25 airplanes and one helicopter.

Activity description

Land acquisition

Land operations employ both surveying and recording crews. Surveying crews lay out the lines to be recorded and mark the sites for shot-hole placement or recording equipment location (except for “stackless” operations where the source locations are indicated through integrated GPS capabilities rather than on location by field personnel). Recording crews produce acoustic impulses and record the seismic signals via geophones or hydrophones. The acoustic sources used are mainly vibrators onshore, and explosives and air guns in transition areas. On a land survey where explosives are used as the acoustic source, the recording crew is supported by several drill crews. Drill crews operate ahead of the recording crew and bore shallow holes for explosive charges which, when detonated by the recording crew, produce the necessary acoustic impulse.

Land seismic crews are equipped with advanced equipment and software used for each step of the acquisition process, including Sercel 428XL seismic data recorders, Sercel Nomad 65 and Nomad 90 vibrators, Sercel VE464 vibrator electronic control system used to synchronize and verify the emission of acoustical waves by vibrators, DSU3 Sercel digital 3 components sensors, and Sercel Unite onshore wireless acquisition systems. We also deploy patented high-end vibroseis technologies such as HPVA and V1 which seek to increase significantly the productivity of a crew, or EmphaSeis which seeks to enhance the resolution of the data through broadening the frequency content of the signal emitted. By combining specific acquisition geometries and processing technologies as well as on-site processing software for acquired data, we have a unique capability to offer fully integrated solutions, improving both data quality and turn-around time, thus accelerating the exploration cycle. We believe that UltraSeis, our high-density, point-source, point-receiver, wide-azimuth “super crew” program, coupled with our processing capabilities, provides the best resolution of the subsurface imaging with exceptional spatial and temporal bandwidth at the reservoir.

Operations in the Middle East are conducted in partnership with the Saudi company TAQA through joint ventures.

Seabed acquisitions, are operated through Seabed Geosolutions BV, a joint venture owned 60% by Fugro and 40% by us.

Airborne acquisition

Airborne activity encompasses the collection, processing and interpretation of data related to the earth’s surface and the soils and rocks beneath, and provides advice based on the results to clients in the mineral, oil and gas, governmental, engineering and environmental management sectors. We acquire electromagnetic, magnetic, radiometric and gravity data using fixed-wing airplanes and helicopter platforms. The airplanes we operate have been modified with integrated geophysical measurement systems incorporating elements of internal design and manufacture. Helicopter projects are supported using subcontracted or chartered helicopters, as the geophysical instrument systems designed for use on helicopters can be installed without significant modifications to the aircraft.

We also offer advanced geophysical data processing, interpretation and consulting services in order to provide fully integrated services for our natural resource sector clients.

These services are offered on a global basis. Local knowledge, regulatory understanding, and proximity to the data collection sites are important factors in efficient aircraft operations, so the Business Line has operational units in Canada and Australia, and had, in 2014, complete aviation management facilities and expertise in Canada, Brazil, South Africa, and Australia, supporting data collection activities in their regions.

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

•

The second business model consists of operating under a multi-client model, with multiple clients prefunding the acquisition. In this case, the surveying and recording activities are performed by the Acquisition Division as an internal service for the Multi-Client & New Ventures Business Line, which among other things develops and sells a library of geophysical surveys[1]. We remain the owner of the data thus acquired. This activity is fully integrated into our GGR Division. See “— Geology, Geophysics & Reservoir (“GGR”) Division”.

Competition and market

The Land acquisition market is fragmented and extremely competitive with the presence of both international and local players. In addition to CGG, the other significant service providers in the land seismic market are BGP, Sinopec, Geokinetics (in which we hold a 16% shareholding interest), WesternGeco, Global Geophysical Services, Argas (our joint venture with TAQA in the Middle East), Seabed Geosolutions BV (our joint venture with Fugro) and Fairfield. We have chosen a selective position in the high end of the market, and, when the conditions are appropriate, in partnerships with local players.

In this market, we believe that technology, quality of the crews, services provided and prices are the main differentiators, while the relationship with local suppliers and the expertise of personnel in complex areas are additional advantages. Our offerings are based on a technology and geographical focus with high-end activities often operated through local partnerships. We have developed a unique expertise in the Middle-Eastern and North African deserts. Those regions hold a strong potential for growth, driven by the demand for high-end seismic and high-channel count crews.

The Airborne acquisition market is fragmented and extremely competitive with the presence of a handful of international players, as well as many smaller and regionally focused competitors. In general, primarily due to technical specialization, most competitors have their primary focus and activity in either the mining, oil and gas, or government sectors, but not in all. CGG is the only market player with a strong position in all major market sectors and geographic regions. The diversified market sector and geographic region presence lessens the impact of the historically significant fluctuations in airborne market activity by sector and region.

In the mining and oil and gas sectors, technology, service capability and prices are the main differentiators. For governmental sector work, price and capacity are the main differentiators on projects which are typically large in size and require commoditized technologies.

In 2014, Land activities have been mostly affected by changes of perimeter:

•

On June 30, 2014, we reinforced our partnership with TAQA in the Middle East, by transferring control of Ardiseis to TAQA by reducing our shareholding to 49%, to combine with Argas, our minority joint venture with TAQA which was dedicated to Saudi Arabia operations and is now operating in all Gulf countries; and

•	On September 30, 2014, we contributed our North America Land contract business to Geokinetics (not including our Land Multi-Client and monitoring businesses) against a minority stake in Geokinetics.

[1]	On September 30, 2014, we sold our North American land acquisition activities to Geokinetics. As part of the sale and purchase agreement, CGG’s land multi-client surveys in North America are subcontracted to Geokinetics.

In addition, the global activity level has been impacted by several factors:

•	The North American market has suffered from a generally low level of activity;

•	Political and social unrest in several North African countries kept the regional market at low levels of activity;

•	In North Africa, delays related in the renewal of permits to our clients in Tunisia reduced market opportunities while delays in contract attribution in Algeria disrupted our activities;

•	In the Middle East, the targeted high-channel count crews suffered further delays; and

•	On the positive side, oil companies restarted their operations in Egypt, providing us a steady flow of activity.

Activities for Airborne in the mining sector were still limited in 2014, due to low levels of overall expenditure on exploration by both smaller mining companies, who are struggling with an inability to raise capital, and major mining companies, who have been reducing or deferring capital investments and limiting their exploration activities. The oil and gas sector provided a moderate level of airborne activity on a regional basis, with frontier exploration plays in South America, Africa and the Australasia region providing the most significant opportunities. Governmental sector activities for airborne were significant in South America and to a lesser extent in Angola, with low levels elsewhere. A major restructuring plan was engaged in 2014 to adjust our cost base to the weak market conditions, resulting in particular in the decommissioning and/or divestment of four planes and one helicopter, and the reorganization of our operations management in the Toronto and Perth offices.

Total Land and Airborne production (both contract and multi-client surveys) accounted for US$279 million in 2014, representing 16 % of Acquisition operating revenues.

2015 outlook

Our Land acquisition services occupy a good position in the high-end market and in North Africa and niche markets in South East Asia through strong local partnerships. Our strategy in Land acquisition remains focused on differentiation and operational excellence rather than market share, avoiding as much as possible commoditized markets. We intend to further reinforce this focus on differentiation and partnerships in 2015.

Our strategy for the Land acquisition Business Line is therefore to:

•	Maintain and strengthen our direct presence in certain geographic market niches and core markets where we have a competitive advantage;

•	Serve the increasing demand for high-resolution land seismic acquisition and high-end technology specifically in the Middle East, through expanded use of UltraSeis broadband solutions;

•

Reproduce the partnership approach, especially in high-end markets where technology and expertise, combined with the footprint of strong local partners, is seen as a winning strategy, such as in the Middle East with TAQA; and

•	In close partnership with our clients, continue to introduce new technologies that allow innovative and efficient high resolution acquisition and that leverage our full geoscience portfolio.

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

Starting January 1, 2015, all of our Airborne activities will be combined with the GravMag business unit to form the Multi-Physics Business Line. This business line will more effectively leverage CGG’s strength in potential field and electromagnetic geophysical methods, which may be collected using airborne, marine, and even land methods. The term Multi-Physics is commonly used in both the scientific community and the marketplace to describe solutions derived from the integration of multiple physical parameter measurements or datasets. We are uniquely positioned to take advantage of the complementarity of electromagnetic and potential field measurements with seismic, with the Multi-Physics Business Line providing focus to these efforts. Specific areas of focus in 2015 will be to:

•	Finalize the implementation of our restructuring plan, to build a sustainable cost base adjusted to current market conditions;

•	Continue our program of aircraft fleet rationalization, with the goal of reducing aircraft types in order to maximize efficiency and maintain consistent global standards;

•

Grow oil and gas sector revenue by leveraging the market presence of other business lines, offering a full spectrum of gravity technologies and providing interpretation services to ensure the geological utility of the results;

•	Exploit differentiation opportunities offered by fixed-wing and helicopter electromagnetic measurement systems in the mining sector;

•	Integrate the activities of acquisition and data processing of marine magnetic, gravity and bathymetry within the organization; and

•	Develop and maximize opportunities for the integration of multi-physics measurements with seismic techniques in advancing exploration understanding.

Geology, Geophysics & Reservoir (“GGR”) Division

Overview

With its worldwide footprint, our GGR Division engages in many activities assisting our clients in identifying and characterizing their reservoirs. Among these are: developing and licensing multi-client seismic surveys; processing seismic data; selling seismic data processing and reservoir characterization software (under the geovation, Hampson-Russell, Jason and Insight Earth brands); providing geoscience and petroleum engineering consulting services; collecting, developing and licensing geological data (through Robertson) and providing data management services and software to its clients. With its extended scope of competencies, our GGR Division plays a key role in identifying and developing integrated services that we can offer to our clients as a full geoscience company.

On January 31, 2013, we acquired the Geoscience Division of Fugro, adding the Robertson, Jason and Data Management Services Business Lines to the GGR Division.

Robertson is a leading geologic consulting company, and perhaps best-known for its subscription geological library of databases and reports. Robertson’s offering includes Plate Wizard, its plate tectonics modeling package, Tellus, its widely used petroleum play and basin report database, CHEMSCAN and RoqSCAN, which provide mineralogical analyses through electron microscopy. Robertson operates globally in virtually every significant petroleum basin.

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

During 2013, the GGR Division integrated these businesses into its offering, bringing them under CGG’s systems of control and promoting them under the CGG brand. During the fourth quarter of 2013, the GGR Division reorganized in order to maximize efficiency and realize synergies offered by the new businesses, culminating in a new internal structure fully functioning on January 1, 2014. One facet of the reorganization is the combination, within the GeoConsulting and GeoSoftware Business Lines, of the Jason, Robertson and Hampson-Russell consulting operations and software licensing, enabling the GGR Division to bring employees with a wider range of skills to its clients.

After the reorganization, the GGR Division is composed of two businesses, the Multi-Client and New Ventures business (“MCNV”) and the Subsurface Imaging and Reservoir business (“SIR”).

General description of activities

Multi-Client and New Ventures (“MCNV”)

The MCNV Business Line utilizes the resources of our other business lines as well as those of sub-contractors to acquire and process seismic data for itself and license that data to its clients.

The licenses are for lengthy terms, the maximum allowable under local law, typically ranging from 5 to 25 years. The licenses are non-transferable, and the data may not be shared with partners who do not own a license. Oil company partnerships of various forms are a common arrangement in difficult and expensive exploration plays. The business model works well in venues where there is one or more of the following: significant levels of competition between oil companies exploring for assets; frequent lease turnover due to government lease rounds or lease trading activity between oil companies; frequent partnering between oil companies; and relatively high costs for seismic data.

The costs of the multi-client surveys are capitalized on our balance sheet and then amortized, generally, at a rate of 80% of revenue, subject to a minimum five or seven year straight-line depreciation. Details of our multi-client accounting methods are fully described in note 1 to our consolidated financial statements included in this report.

MCNV operates in marine and land environments on a worldwide basis. It has significant investments in the Gulf of Mexico, offshore Brazil, the North Sea and onshore North America. Maps and details of all surveys in our data library are available on our website. At the end of 2014, the library of 3D seismic surveys consisted of approximately 724,427 square kilometers of marine surveys, mainly in the Gulf of Mexico and Brazil, 75,213 square kilometers of land data, all in North America with a recent focus on shale plays within the United States and 28,262 square kilometers of data acquired by our airborne activities.

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

SIR conducts its seismic imaging operations out of seven large international centers located in Houston (USA), Crawley (England), Massy (France), Singapore, Rio (Brazil), Oslo (Norway) and Calgary (Canada) and from 17 regional and local centers open to all clients. In addition to this open network, SIR operates 12 centers each dedicated to serving a specific client. This geographic spread of centers allows for a great amount of personal collaboration with our clients as we jointly seek to produce the best subsurface images.

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

In addition to subsurface imaging, SIR offers geophysical consulting services and software services. Using seismic data in conjunction with other information such as well logs, we are able to determine various rock and fluid properties and generally characterize oil and gas reservoirs for our clients. SIR teams of scientists are made available to perform geophysical and geological interpretations, assisting clients in creating subsurface models used in reservoir exploitation and optimization. SIR also sells seismic data processing software, under the geovation brand and sells software for reservoir characterization, interpretation, and modeling under the Hampson-Russell, Jason and Insight Earth brands, allowing clients to produce these reservoir studies. In addition to geophysical data, SIR, under the Robertson brand, develops and maintains large libraries of various types of geological data covering most geographic areas of interest to petroleum and mining companies. SIR licenses this data to clients, who generally use it in the early stages of their exploration efforts, often as a pre-cursor to seismic exploration. SIR geologists and other geo-professionals also engage in many types of proprietary studies for clients.

Finally, SIR is engaged in the business of providing data storage and retrieval solutions to oil companies and government agencies involved in the storage of oil related data. The explosion in volume of data of all types in recent years makes this activity an interesting area for future growth.

Competition and market

In the multi-client data arena, GGR’s main competition comes from Schlumberger (WesternGeco), PGS and TGS. Competition in the multi-client business is focused on location and availability of surveys, technology used in acquisition and processing, and to a lesser degree price.

Particularly noteworthy surveys, with acquisition completed in 2014, are the large “IBALT”, “IBALT Two” and “IBALT Three” surveys, from the StagSeis program, designed to image difficult subsalt targets in the Central Lease Area of the Gulf of Mexico. With IBALT, MCNV has utilized StagSeis, where full azimuth, long offset, broadband acquisition and high end processing have been combined to create a survey with unparalleled imaging quality. The surveys cover approximately 20,000 square kilometers containing hundreds of blocks to be auctioned, to a large extent, in the next four years.

In 2014, MCNV also developed marine surveys in Brazil, Scandinavia, Africa, Australia and Asia as well as land surveys in North America. In North America, MCNV entered into an exclusive relationship with Geokinetics for acquisition services following the sale last October of our North American land acquisition operations to Geokinetics.

The SIR sector is led by CGG and WesternGeco. This market is characterized by greater client loyalty than the acquisition sector. Competition in the high end of seismic imaging, where the GGR Division focuses its business, is almost exclusively based on technology and service level, areas where GGR has an outstanding reputation.

Processing capacity has multiplied in recent years as a result of improvements in computing technology. This increase in computing power has allowed improved processing quality through the use of more complex and accurate algorithms.

GGR occupies a strong position in the relatively narrow market of seismic reservoir characterization software (Hampson-Russell, Jason and Insight Earth). The overall seismic and geological interpretation software market is dominated by Schlumberger and Halliburton through its Landmark subsidiary. Likewise, GGR has no major, global, competitor for its geological database business. In addition, GGR’s reservoir consulting business competes head to head with many local players.

Our GeoSoftware business competes against Schlumberger and Landmark, who benefit from historical presence. Our GeoConsulting business competes against many small local players and also against Schlumberger.

GGR revenues in 2014 amounted to US$1,384 million, an increase of 7% compared to 2013. GGR revenues represented 45% of the consolidated revenues in 2014. MCNV generated US$687 million of this revenue (a 11% increase compared to 2013) and SIR generated US$697 million (a 3% increase compared to 2013).

MCNV made a gross investment in seismic data library of US$583 million in 2014, with a cash prefunding rate of 86%. After sales revenue, revenue from completed surveys, was US$185 million in 2014. The net book value of the sole multi-client library reached US$947 million at the end of the year.

2015 outlook

Although GGR will not be immune from the lower commodity price environment projected for 2015, we see demand for the products and services of GGR continuing to be healthy. For example, new seismic multi-client data is required by our clients to solve complex geological problems in the pre-salt basins of offshore Brazil and in analogous plays off Africa where exploration is a very long term effort, and less likely to be completely stopped due to a cyclical decrease of the oil price. The opening of Mexico’s oil fields to foreign investment may also create an opportunity for multi-client projects.

Similarly, we believe demand for our high end processing will continue. Exploration efforts in difficult areas rely heavily on the best possible seismic images for their success. Our research and development efforts in SIR will remain high in order to increase SIR’s competitive advantage, and this should also result in better multi-client data and enable advances in marine and land acquisition.

We also see continued demand for our software and consulting services. We believe that these products and services are inexpensive compared to the value they provide, especially when compared to overall exploration budgets, and so might reasonably be shielded from budget cutting by clients. We are committed to our strategy of expanding our consulting service scope geographically as well as adding to the number of services offered.

Overall, our strategy for the GGR Division in 2015 is to:

•	Reduce our gross multi-client investment from the high point in 2014 due to the StagSeis program in the Gulf of Mexico, but continue to invest significantly in surveys around the world;

•	Continue to invest in research and development and people to maintain our lead in high end imaging and advance our software offering; and

•	Expand our reservoir and geological operations through organic and external means.

Equipment Division

Overview

We conduct our equipment development and production operations through Sercel and its subsidiaries. Sercel is the market leader in the development and production of seismic equipment in the land and marine seismic markets. Sercel makes most of its sales to purchasers other than CGG. As of December 31, 2014, Sercel operated seven seismic equipment manufacturing facilities, located in Nantes and Saint Gaudens in France, Houston and Tulsa in the United States of America, Alfreton in England, Krimpen aan de Lek in The Netherlands and Singapore. In China, Sercel operates through Hebei Sercel-JunFeng Geophysical Prospecting Equipment Co. Ltd. (“Sercel-Junfeng”), based in Hebei, in which Sercel has a 51% equity stake. In addition, four sites in Toulouse, Les Ulis, Toulon and Brest (France) are dedicated to borehole tools (for the first two sites), marine sources and submarine acoustic instrumentation, respectively.

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

In the fall of 2013, Sercel launched its new 508XT system, which introduces a new paradigm in land seismic acquisition by offering high count channels crews the ability to record up to one million channels in real time, resulting in a new level of image resolution. First orders for this new system were received during 2014.

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

Sercel is also a market leader for vibroseismic vehicles used as seismic source in land and for vibrator electronic systems VE 464. Sercel’s latest vibrator family, called Nomad, offers high reliability and unique ergonomic features. Nomad is available with either normal tires or a tracked drive system. The track drive system allows Nomad vibrators to operate in terrain not accessible to vehicles with tires. In sand dunes or arctic conditions, this can improve crew productivity. The Nomad was designed to optimize reliability and maintenance in order to allow an intensive use on the field. Sercel also offers the Nomad 90 which is capable of exerting a peak force of 90,000 pounds and is believed to represent the heaviest vibrator on the market. In June 2014, Sercel launched the Nomad 15, a small and highly maneuverable version of a vibrator.

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

In the down-hole domain, Sercel is offering its latest generation VSP tool, MaxiWave, which has received positive reviews from clients. The Geowave II that has just been launched is the first digital multilevel borehole tool specifically designed for high temperature, high pressure wells. Sercel built on its diversification into the well environment and more specifically the artificial lift in acquiring Geophysical Research Corporation in January 2012.

With respect to marine equipment, the Seal system capitalizes on the 428 architecture and electronics as well as on the latest streamer manufacturing methods. The Seal is currently the sole system with integrated electronics. In 2005, Sercel launched the Sentinel solid streamer that is the outcome of the technological synergies realized in acquisitions performed in recent years. The Sentinel cables have become a standard in the accessible market. The Sentinel RD is another generation of the Sentinel solid streamer which offers a reduced diameter and lower weight.

In June 2013, Sercel introduced the Sentinel MS which is a Sentinel with multi-sensors together with two additional acceleration components, providing directive measurement for both cross line and vertical wave front. This streamer technology delivers multi-sensors data sets for enhanced broadband imaging.

The marine range of products has been further improved with the SeaProNav, a navigation software allowing the real-time positioning of streamers, and the Nautilus, a totally integrated system for positioning seismic streamers.

The SeaRay is an ocean bottom cable offered under several configurations for depth of 100 to 500 meters. This cable is based on the 428 family acquisition systems technology and allows multi-components recording owing to its DSU 3 components.

Throughout its recent history, Sercel significantly expanded its product range and increased its market share in the seismic equipment industry, by combining its strong organic growth with a dynamic strategy of external growth, focused on the acquisition of complementary businesses or gaps in technology. On the momentum of the Syntron acquisition in December 1999 and the Mark Products acquisition in 2000, Sercel acquired in October 2003 Sodera SA, a leading provider of air gun sources used mainly in marine seismic data acquisition and in 2004 with the acquisitions of a division of Thales Underwater Systems Pty Ltd. that developed and manufactured surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems, Orca Instrumentation specialized in sub marine acoustics and of Createch in the borehole tools domain. In September 2006, Sercel acquired Vibration Technology Ltd, a Scottish company specialized in wireless systems. In May, 2008, Sercel acquired Metrolog, specialized in down-hole gauges, and in December 2008, Sercel acquired Quest Geo Solutions, a UK company focusing on navigation software. In January 2012, Sercel acquired the assets of Geophysical Research Corporation, a company specialized in downhole sensors and gauges for the oil and gas industry. Following the Geoscience Acquisition, De Regt, a manufacturer of marine cables, also entered Sercel’s perimeter. In November 2013, Sercel acquired the assets of Schindler SynTec GmbH & Co. KG, part of the Schlinder group, which is specialized in the development of ropes based on synthetic fiber impregnated with resin for cables. In October 2014, Sercel sold Optoplan, its Norwegian subsidiary specialized in permanent seabed recording systems using fiber optic technology.

As a result of these acquisitions, Sercel is a market leader in the development and production of both marine and land geophysical equipment. It is a global provider for the seismic acquisition industry with a balanced industrial position in terms of both product range and geographical presence on the shores of the Atlantic and in Asia Pacific.

Competition and market

We estimate that the worldwide demand for geophysical equipment decreased by 29% in 2014. This decrease was mainly due to a weakness of demand for land seismic equipment despite high-channel count supercrew operating in the Middle East. Marine demand decreased strongly with a reduction of the global fleet and as a consequence a limited replacement market. We estimate that Sercel’s market share increased from 53 to 56%.

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

The total production of the Equipment Division (Sercel), including internal and external revenues, amounted to US$802 million, a 23% decrease compared to 2013.

Sercel external revenue amounted to US$687 million, a decrease of 18% compared to 2013, and representing 22% of our consolidated revenue in 2014.

2015 outlook

Sercel plans to use continuous and intensive research and development efforts, combined with dedicated business acquisitions, to expand Sercel’s range of seismic acquisition equipment with advanced technology. Seismic equipment market estimates are deeply impacted by the weight of the high channel count crews (from US$50 million to US$150 million for a given crew depending upon the relevant client configuration). With these mega-crews we estimate that the land market should remain stable in 2015, remaining at a low level. The marine market should face a further decrease due to a reduction in capital investments from certain clients, in a context where coldstacking vessels leads to an excess of available streamers reducing demand for renewal. In this market environment, and notably considering its important product base, Sercel estimates that, for 2015, it should maintain its leading position in the seismic data equipment market by capitalizing on growth opportunities resulting from the strength of its current product base, the application of new technologies in all of its products as well as from its diversified geographical presence.

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

Organizational structure

CGG SA is the parent company of the CGG Group. Its principal subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization	Head office	% of interest
Sercel SA	France	Carquefou, France	100.0
CGG Services SA	France	Massy, France	100.0
CGG Holding B.V.	Netherlands	Amsterdam, the Netherlands	100.0
CGG Marine B.V.	Netherlands	Amsterdam, the Netherlands	100.0
CGG Marine Resources Norge AS	Norway	Oslo, Norway	100.0
Sercel Inc.	United States	Oklahoma, USA	100.0
CGG Holding (U.S.) Inc.	United States	Delaware, USA	100.0
CGG Services (U.S.) Inc.	United States	Delaware, USA	100.0
CGG Land (U.S.) Inc.	United States	Delaware, USA	100.0
CGGVeritas Services de Mexico SA de CV	Mexico	Mexico City, Mexico	100.0
CGG do Brasil Participaçoes Ltda.	Brazil	Rio de Janeiro, Brazil	100.0
CGG Services (UK) Ltd	UK	Crawley, UK	100.0
CGG Services (Singapore) Pte. Ltd	Singapore	Singapore	100.0

Property, plant & equipment

The following table sets forth certain information relating to the principal properties of CGG Group as of December 31, 2014:

Location	Type of facilities	Size (sq.m.)	Owned/ Leased	Lease expiration date
France, Paris	Headquarters of CGG SA	1,655	Leased	2016

Geophysical Services (Acquisition and GGR Divisions)
Angola, Luanda	Offices of CGG Explo Branch and Data processing center	300	Leased	2015
Australia, Perth	Registered office of CGG Services (Australia) Pty Ltd and Data processing center	2.200	Leased	2024
Australia, Jandokot Airport, Perth	Warehouse	6,276	Leased	2017
Brazil, Rio de Janeiro	Registered office of CGG Do Brazil Participacoes LTDA and Data processing center	1,522	Leased	2016
Brazil, Rio de Janeiro	Warehouse	470	Leased	2015
Canada, Calgary	Registered office of Hampson Russell Ltd Partnership and Data processing center	9,268	Leased	2015
Canada, Calgary	Warehouse	5,070	Leased	2015
Canada, Toronto	Offices and warehouse	3,448	Leased	2018
China, Beijing	Office of CGG Services Technology (Beijing) Co, Ltd and Research and development center	533	Leased	2015
China, Beijing	Offices	677	Leased	2015
England, Redhill	Administrative offices and Operations computer hub	1,884	Leased	2029
England, Crawley	Crompton Way Offices of CGG Services (UK) Ltd. and Data processing center	9,290	Leased	2028
England, Wallingford	Offices and warehouse of Robertson	1,323	Leased	2022
France, Massy	Registered office of CGG Services SA and Data processing center	17,850	Leased	2020
France, Massy	CGG University	1,488	Leased	2020
France, Arpajon	Offices and warehouse	8,000	Leased	2015
India, Mumbai	Registered office of CGG Services India Pvt Ltd and Data processing center	1,675	Leased	2018
Indonesia, Jakarta	Registered office of PT Veritas Mega Pratama and Data processing center	967	Leased	2016
Malaysia, Kuala Lumpur, Kuching	Registered office of CGG Services (Malaysia) Sdn Bhd and Data processing center	1.755	Leased	2024
Mexico, Villahermosa	Data processing center and offices	1,700	Leased	2015
Mexico, Mexico City	Registered office of CGGVeritas Services de Mexico SA de CV	570	Leased	2015
Netherlands, Amsterdam	Offices	487	Leased	2017
Netherlands, La Hague	Offices	3,160	Leased	2022
North Wales, Anglesey	Data management Solutions	4,362	Owned	N/A

Location	Type of facilities	Size (sq.m.)	Owned/ Leased	Lease expiration date
North Wales, Lhanrhos	Offices and laboratories	78,785	Leased	2024
North Wales, Conwy	Offices/storage facility	2,829	Owned	N/A
Norway, Oslo	Offices of CGG Marine (Norway) AS, CGG Services (Norway) AS, Wavefield Inseis AS, CGG Marine Resources Norge AS, Exploration Vessel Resources AS, Exploration Vessel Resources II AS, Exploration Investment Resources II AS, CGG Geo Vessels AS	5.200	Leased	2024
Russia, Moscow	Registered office of CGG Vostok and Data processing center	760	Leased	2015
Russia, Moscow	Offices	951	Leased	2015
Scotland, Aberdeenshire	Birchmoss offices	3,065	Leased	2016
Scotland, Aberdeenshire	Inverrurie offices	2,348	Leased	2015
Singapore	Registered office of CGG Services (Singapore) Pte. Ltd. and Data Processing Center	8,183	Leased	2019
Singapore	Logistic Marine Warehouse	6,550	Leased	2022
South Africa	Warehouse and offices	1,928	Leased	2015
Switzerland, Geneva	Registered office of CGG International	606	Leased	2017
Thailand, Bangkok,	Offices of CGG Services SA (branch)	567	Leased	2016
USA, Houston, Texas	Principal executive offices of CGG Services (U.S.) Inc. and data processing center	29,805	Leased	2024
USA, Okanella Street, Houston	Offices	2,415	Leased	2015
USA, Schulenburg	Warehouse	28,230	Owned	N/A
Vietnam, Vung Tau City	Offices	300	Leased	2015

Equipment
Canada, Calgary	Offices and warehousing premises of Sercel	3,995	Owned	N/A
China, Xu Shui	Manufacturing and research and development facilities	59,247	Owned	N/A
France, Carquefou	Sercel manufacturing and research and development facilities recording equipment (land and marine)	25,005	Owned	N/A
France, Saint-Gaudens	Sercel manufacturing and research and development facilities	23,051	Owned	N/A
USA, Houston, Texas, (ParkRow, Fallstone A)	Offices and manufacturing premises of Sercel	33,932	Owned	N/A
USA, Houston, Texas	Offices and manufacturing premises of Sercel	14,256	Owned	N/A

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

A dedicated HSE organization comprising 100 professionals supports the operating divisions in all aspects of the management system, from risk identification and control through training and communication to emergency response in the event of an incident. This professional staff, which is widely distributed across our business, monitors the local regulatory environment in HSE and assists our line management in putting the necessary compliance measures in place.

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

ONGC arbitration

On March 18, 2013, CGG Services SA, a fully owned subsidiary of CGG SA, initiated arbitration proceedings against ONGC, an Indian company, to recover certain unpaid amounts under three commercial contracts entered into by the two entities between 2008 and 2010. The proceedings are on-going. We believe that this arbitration proceeding will allow us to recover the receivables that are recorded on our balance sheet as unpaid receivables as of December 31, 2014.

Item 4A:	UNRESOLVED STAFF COMMENTS

None.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Since February 1, 2013, as a result of the acquisition of the Fugro’s Geoscience division, we have organized our activities into three divisions which we also use as segments for our financial reporting. These segments are:

Acquisition, which comprises the following operating segments:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client or for our Multi-client business line (internal activity);

•	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client, or for our Multi-client business line (internal activity);

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business line (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities.

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

Our management uses EBIT as a complement to operating income, because the former captures the contribution to our results of operations of the significant businesses that are managed through our joint ventures. We define EBIT as operating income plus our share of income in companies accounted for under the equity method.

Operating Results

The following operating and financial review and prospects should be read in conjunction with our consolidated annual financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and as adopted by the European Union on December 31, 2014.

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, including changes in exchange rates, particularly the value of the euro against the dollar, and changes in oil prices, which are also generally denominated in dollars. See “Trend Information” and “Geophysical market environment” herein.

Foreign exchange fluctuations

As a company that derives a substantial amount of its revenues from international sales, that are often denominated or linked to the US dollar but with costs that are to a certain extent denominated in euros, our results of operations are affected by fluctuations in currency exchange rates. Changes between the US dollar and euro or other currencies may adversely affect our business by negatively impacting our results of operations and earnings. See “Trend Information” below for more information on the impact of currency fluctuations on our results of operations during the periods under review.

The exchange rates as of December 31, 2012, 2013 and 2014 were US$1.3194, US$1.3791, and US$1.2141 respectively, per euro, and the average exchange rates for the years 2012, 2013 and 2014 were US$1.2900, US$1.3254 and US$1.3328 respectively, per euro.

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

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. During the last several quarters, exploration and production companies have shown overall low exploration and production spending, breaking from the trends of previous years. After the severe and quick reduction of the oil price in the second half of 2014, and even though we believe the fundamental outlook for a fully integrated geoscience company is positive, we anticipate that the period to come will be difficult for exploration services, with pressure on marine prices and fairly unpredictable volume in the coming months.

See “Item 4: Information on the Company — Industry Conditions” for a discussion of developments in the geophysical Industry.

Acquisitions and divestitures

Acquisitions and divestitures have had a significant impact on our year-on-year revenues. Recent acquisitions and disposals have included:

— During 2014

Purchase option over Geomar with Louis Dreyfus Armateurs Group (LDA)

On November 27, 2013, we agreed with LDA to exercise a purchase option on the shares held by LDA in Geomar SAS, the company owning the CGG Alizé vessel. This purchase took effect on April 1, 2014.

This transaction had no impact on the consolidation method of this subsidiary which remains fully consolidated. The change of ownership interests was accounted for as an equity transaction as of December 31, 2013.

Framework agreement with Industrialization & Energy Services Company (TAQA) and sale of 2% of Ardiseis FZCO

CGG and TAQA are shareholders of two joint ventures in the Middle East: Argas, a Saudi company established in 1966, covering geophysical activities in the Kingdom of Saudi Arabia (KSA), of which TAQA owns 51% and CGG owns 49%; and Ardiseis, a company established in 2006 in Dubai, covering land and shallow water data acquisition activities in the rest of the Middle East, of which CGG (until the transactions described below) owned 51% and TAQA 49%.

On December 31, 2013, CGG and TAQA entered into a Framework Agreement which strengthens and extends their historical and long-term partnership in the Middle East.

Through the Framework Agreement, Argas would become the sole shareholder of Ardiseis, with Argas and Ardiseis pooling all their resources to create a more efficient and powerful combined Argas Group. The new Argas group would have a stronger capital base, would cover a larger business scope, and would be 51% owned by TAQA and 49% owned by CGG.

In relation with this agreement, net assets of Ardiseis were reclassified in Assets held for sales for an amount of US$22 million as of December 31, 2013 (see note 5 to our consolidated annual financial statements).

In June 2014, CGG and Industrialization & Energy Services Company (TAQA) signed a ‘share sale and purchase agreement’ under which CGG Services UK Ltd, a subsidiary of CGG, sold 2% of the share capital of Ardiseis FZCO to TAQA for a total consideration of US$1.2 million. As a result of the transaction, CGG owns 49% of Ardiseis FZCO and does not control the company any longer. From June 30, 2014, Ardiseis FZCO is no longer fully consolidated in our consolidated financial statements but is accounted for under the equity method.

The net gain arising from this transaction amounts to US$11.9 million and is recorded in the line item “Other revenues (expenses), net” in the 2014 consolidated statement of operations.

Agreement with Geokinetics Inc

On September 30, 2014, CGG sold its North American land contract assets and activities to Geokinetics Inc. against a minority equity stake in this company. Our stake in Geokinetics has been presented as a non-consolidated investment for US$49 million in our balance sheet since this date and is measured at its fair value (see note 7 to our consolidated financial statements). The net gain arising from this transaction is not significant.

Agreement with Alcatel-Lucent

On October 20, 2014, Sercel and Alcatel-Lucent Submarine Networks (ASN) signed a binding agreement for the sale of Optoplan AS, a fully consolidated subsidiary of CGG for a total consideration of US$20.7 million. The closing of the transaction was completed on October 31, 2014.

— During 2013

Closing of the Acquisition of Fugro Geoscience Division

Pursuant to the terms of a Sale and Purchase Agreement (the “SPA”) between the Company and Fugro NV (“Fugro”) dated September 24, 2012, we agreed to acquire (the “Fugro Acquisition”) most of the Geoscience Division of Fugro, i.e.:

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

The parties to the SPA also agreed to establish certain strategic partnerships, in particular, to:

•

Establish a joint venture with Fugro, Seabed Geosolutions BV, to which Fugro would contribute its OBN activity and we would contribute our shallow water, ocean bottom cable (“OBC”) and OBN activities (the “SBGS JV”); and

•

Enter into certain commercial agreements with Fugro, including (i) a non-exclusive selling and marketing agreement with respect to Fugro’s multi-client library, (ii) a technological and commercial agreement providing reciprocal preferred supplier status and (iii) a transitional services agreement (together, the “Commercial Agreements”).

On January 31, 2013, we completed the acquisition with the exception of the airborne activity and certain minor assets for which the acquisition took place on September 2, 2013, upon obtaining the main administrative authorizations.

The total purchase price amounted to US$1,572 million, leading to a goodwill of US$721 million.

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

As of December 31, 2013, we paid a total net consideration of US$933.0 million for the whole Fugro Acquisition, after final adjustments, notably for actual levels of working capital, indebtedness and cash position. Moreover, half of the vendor loan is repaid.

Based on the financial information related to entities we acquired (Fugro Geoscience Division, excluding multi-client survey), group operating revenues in 2013 would have been US$3,875.8 million if the acquisition had taken place on January 1, 2013. The impact on the net income (loss) would have been not significant.

The amounts of net assets acquired and liabilities assumed recognized at the acquisition date are as follows:

Fair value
(in millions of US$)
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

Notes:
(1)	The fair values of two vessels and their related equipment and technologies were determined by using comparable market data.
(2)	The fair value of the Robertson’s geological data library was determined by using a relief from royalty approach.

The goodwill that we recognized included intangible assets that did not qualify for separate recognition such as assembled workforce and synergies expected between the business lines of our GGR segment that resulted from the acquisition (see note 19 to our consolidated financial statements).

None of the goodwill recognized is expected to be deductible for income tax purposes.

Creation of the Seabed Geosolutions BV joint venture

On February 16, 2013, we and Fugro launched the joint venture Seabed Geosolutions BV (the “SBGS JV”), in which we hold a 40% stake and Fugro holds the other 60%. We have accounted for the SBGS JV using the equity method since then.

The following table summarizes the consideration received for the contribution of our Shallow water and OBC businesses and the carrying value of the assets contributed:

(in millions of US$)
Consideration received
Credit note(1)	281
Fair value of our shares in Seabed Geosolution BV(2)	217
Total consideration received	498

Carrying value of the contributed assets and liabilities
Cash	9
Goodwill	313
Other assets and liabilities	91
Total carrying value of the contributed assets and liabilities	413
Net gain realized	85

Notes:
(1)	This related to the amount due by Fugro and offsets partially the gross cash paid for the acquisition of the Fugro Geoscience Division (see above).
(2)	The fair value of our shares in Seabed Geosolutions BV was assessed using a multi-criteria approach based on the present value of discounted cash flows and market multiples derived from a set of comparable transactions.

The net gain of US$85 million, realized from our contribution to this entity was recorded in the line item “Other revenues (expenses) net” in our statement of operations.

As of December 31, 2012, in accordance with the terms of the SPA and especially the establishment of the SBGS JV, we reclassified the contributed assets for US$76.4 million in “assets held for sale” in our balance sheet. We also reclassified the goodwill corresponding to contributed businesses for US$300 million.

The SBGS JV registered a net loss of US$472.1 million in 2014 (see note 8 to our consolidated annual financial statements). As of December 31, 2014, we impaired our investment in SBGS JV for US$107 million.

Sale of interest in Spectrum ASA

During the year ended December 31, 2012, we sold an 18.82% stake in Spectrum ASA and we recognized a gain amounting to US$15 million in the line item “Other revenues (expenses)” of our statement of operations. Our remaining shareholding interest as of December 31, 2012 represented 10.14% of Spectrum ASA. Spectrum ASA was accounted under the equity method in our financial statements as we had one member attending the Board of Directors.

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

— During 2012

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

Backlog for our Acquisition and GGR segments represents the revenues it expects to receive from commitments for contract services it has with its customers and, in connection with the acquisition of multi-client data, represents the amount of pre-sale commitments for such data. Backlog for our Equipment segment represents the total value of orders it has received but not yet fulfilled.

Our backlog for our Acquisition, GGR and Equipment segments was US$998 million as of January 1, 2015.

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

After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

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

Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition; subsurface imaging) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

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

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, and such estimates generally rely on the historical patterns.

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues.

Depending on the category of the survey, we generally use amortization rates from 50% to 80 % corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

For all categories of surveys, starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year to seven-year period, if total accumulated depreciation from the applicable amortization rate is below this equivalent minimum level.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

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

Capitalized developments costs are amortized over five years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

Impairment

The carrying values of our assets (excluding inventories, assets arising from construction contracts, non-current assets classified as held for sale in accordance with IFRS 5, deferred tax assets, assets arising from employee benefits and financial assets) are reviewed at each balance sheet date or if any indication exists that an asset may be impaired, in compliance with IAS 36 “Impairment of assets”. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data,

•	significant changes in the manner of our use of the tested assets or the strategy for our overall business, and

•	significant negative industry or economic trends.

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

Impairment losses are recognized in the statement of operations. Impairment losses recognized in respect of a group of non-independent assets allocated to a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis provided that the carrying amount of an individual asset is not reduced below its value in use or fair value less costs of disposal.

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

Year ended December 31, 2014 compared to year ended December 31, 2013

Operating revenues

The following table sets forth our operating revenues by business lines and division for each of the periods stated:

	Year ended December 31, 2014 and 2013,
	2014	2013
	In millions of US$
Marine acquisition	1,496	1,786
Land and Airborne acquisition	279	440
Acquisition	1,775	2,226
Multi-client data(1)	687	620
Subsurface Imaging and Reservoir(1)	697	676
GGR	1,384	1,296
Equipment	802	1,045
Eliminations	(866)	(801)

Total consolidated	3,095	3,766

(1)	Restated pursuant to the transfer of Robertson Multi-client seismic library to Multi-Client Business Line.

Our consolidated operating revenues in 2014 decreased 18% to US$3,095 million from US$3,766 million in 2013, as a result of lower revenues in our Acquisition and Equipment Divisions, in a context of downsized activities and weak market conditions.

Acquisition

Operating revenues for our Acquisition segment, including intra-group sales, decreased 20% to US$1,775 million in 2014 from US$2,226 million in 2013, mainly due to the difficult market conditions and the reduction of our marine fleet size and directly operated land activities.

Excluding intra-group sales, operating revenues decreased 37% to US$1,025 million in 2014, from US$1,636 million in 2013.

Marine acquisition

Operating revenues from our Marine Acquisition Business Line, including intra-group sales, decreased 16% to US$1,496 million in 2014 from US$1,786 million in 2013, mainly due to the change in market outlook with strong pressure on prices and to the downsizing of our fleet of active vessels by 25%.

Land and Airborne acquisition

Operating revenues from our other acquisition businesses, including intra-group sales, decreased 37% to US$279 million in 2014 compared to US$440 million in 2013. For Land, the decrease was mainly due to the reduction of the directly operated perimeter pursuant to the change in control of Ardiseis FZCO on June 30, 2014 and the divestment of the North America Land contract assets and activities to Geokinetics on September 30, 2014, after a low winter season in North America. For Airborne, revenue was low due to reduced mining activities and the difficult oil and gas market.

Geology, Geophysics & Reservoir (“GGR”)

Operating revenues from our GGR segment in 2014 increased 7% to US$1,384 million from US$1,296 million in 2013 This increase was fueled by record high multi-client sales in the last quarter, and by excellent performance in Subsurface Imaging and Reservoir.

Multi-client Data

Multi-client revenues increased 11% to US$687 million in 2014 from US$620 million in 2013.

Prefunding revenues were US$502 million in 2014 compared to US$ 325 million in 2013, mainly due to higher prefunding recognized in Gulf of Mexico and Brazil. The cash prefunding rate was 86% in 2014 compared to 69% in 2013. After-sales decreased 37% to US$185 million in 2014 from US$ 295 million in 2013.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business lines increased 3% to US$697 million in 2014 from US$676 million in 2013 as demand for high-end imaging, reservoir services and software remained strong.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, decreased 23% to US$802 million in 2014, with Land representing 64% of sales, from US$1,045 million in 2013. Internal sales represented 14% of total revenue in 2014, compared to 20% in 2013.

Excluding intra-group sales, operating revenues for our Equipment segment decreased 18% to US$687 million in 2014, from US$834 million in 2013.

The weakness of the seismic acquisition market translated into lower seismic equipment spending. Marine part revenues decreased 37% with the global fleet reduction while Land part revenues decreased 13% in a market contracting by 23%, driven first by delays in mega-crew projects in the Middle East, then by the local economic context in China and Russia.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 16% to US$2,511 million in 2014, from US$2,977 million in 2013, as a result of the rightsizing of our acquisition activities and the increase of capitalized multi-client production. The multi-client amortization expenses corresponded to 82% of multi-client revenues in 2014, and 66% before impairment of multi-client surveys for US$113 million, compared to 65% in 2013. As a percentage of operating revenues, cost of operations were 81% in 2014 compared to 79% in 2013. Gross profit decreased 26% to US$586 million in 2014, from US$791 million in 2013, representing 19% of operating revenues in 2014 compared to 21% in 2013.

Research and development expenditures, net of Government grants received, decreased 4% to US$101 million in 2014, from US$106 million in 2013, representing 3% of operating revenues for both periods.

Marketing and selling expenses decreased 4% to US$114 million in 2014 from US$119 million in 2013.

General and administrative expenses decreased to US$147 million in 2014, from US$216 million in 2013, corresponding to a 26% decrease year-on-year excluding the one-off 2013 charges related to Fugro Geoscience division acquisition, mainly as a consequence of the progress of the transformation plan. As a percentage of operating revenues, general and administrative expenses represented 4.7% in 2014, and 5.7% in 2013.

Other expenses amounted to a net expense of US$922 million in 2014, mainly due to (i) the impairment of Marine goodwill for US$415 million as a consequence of the fleet downsizing and the deterioration of market conditions (ii) the transformation plan, being redundancies costs, facilities exit costs, provision for onerous contracts and asset impairments for US$283 million (iii) the impairment of multi-client surveys for a total of US$113 million (iv) the impairment of our investment in the Seabed Geosolutions BV joint venture accounted for under the equity method and of intangible assets for a total of US$129 million, and (v) one US$11.9 million net gain arising from the change in control of Ardiseis FZCO.

Other expenses in 2013 amounted to a net expense of US$745 million in 2013, mainly due to (i) expenses in the Marine business of US$721 million, out of which US$139 million related to asset impairments and provisions for onerous contracts and US$582 million related to goodwill depreciation as a consequence of the 25% fleet downsizing plan and change of market outlook, (ii) expenses in the Land business of US$79 million related to goodwill and asset impairments as a consequence of more difficult overall Land market conditions, (iii) a US$20 million gain on the sale of our remaining 10% stake in Spectrum ASA, (iv) a US$85 million gain related to the contribution of our shallow water and OBC assets to the Seabed Geosolutions BV joint venture, and (v) other non-recurring expenses of US$21 million which mainly corresponded to acquisition costs related to the Fugro Geoscience transaction.

Operating income

Operating income amounted to a loss of US$698 million in 2014 (or an income of US$242 million before restructuring charges relating to the transformation plan and impairments of assets) as a result of the factors described above, compared to a loss of US$395 million in 2013 (or an income of US$401 million before non-recurring items linked to Fugro and to Acquisition impairment and write off).

Equity in Income of Affiliates

Loss from investments accounted for under the equity method amounted US$82 million in 2014 compared to an income of US$1 million in 2013, mainly due to the negative contribution of the Seabed Geosolutions BV joint venture which is engaged in a profound restructuring plan.

Earnings before interest and tax (“EBIT”)

EBIT, as disclosed in note 19 to our consolidated financial statements, amounted to US$(779) million in 2014 compared to US$(394) million in 2013 as a result of the factors described above. EBIT before restructuring charges relating to the transformation plan and impairments of assets amounted to US$160 million in 2014 compared to US$423 million in 2013 before non-recurring items linked to Fugro and Acquisition impairment and write off.

EBIT from our Acquisition segment was US$(898) million in 2014, compared to US$(744) million in 2013. Before restructuring charges relating to the transformation plan and impairments of assets, EBIT from our Acquisition segment was US$(100) million in 2014, compared to US$56 million in 2013 before non-recurring items linked to Fugro and impairment and write off. The year 2014 was impacted by the negative contribution from investments accounted for under the equity method, at US$(76) million, mainly due to our joint venture Seabed Geosolutions BV, compared to an income of US$22 million for this line item in 2013.

EBIT from our GGR segment was US$217 million in 2014 compared to US$317 million in 2013. EBIT margin was 16% in 2014. Before restructuring charges relating to the transformation plan and impairments of assets, EBIT from our GGR segment was US$337 million in 2014. The year 2013 was positively impacted by the gain of US$20 million related to the sale of our shareholding interest in Spectrum SA.

EBIT from our Equipment segment decreased to US$143 million in 2014 (or US$164 million before impairment) from US$293 million in 2013 as a consequence of the softening of the equipment market as described above. EBIT margin was 18% in 2014.

Financial Income and Expenses

Cost of net financial debt increased 5% to US$201 million in 2014 from US$192 million in 2013. This increase was mainly due to accelerated amortization of deferred expenditures following early repayment of our US$350 million 9.50% Senior Notes due 2016, partial early repayment of our US$400 million 7.75% Senior Notes due 2017 and early repayment of our €360 million OCEANE convertible bonds due 2016.

Other financial expenses amounted to US$43 million in 2014 compared to US$22 million in 2013. This increase was mainly due to a US$38 million expense related to the early repayment of our €360 million OCEANE convertible bonds. In 2014, these expenses also included a US$5 million premium for the early repayment of our US$350 million 9.50% Senior Notes due 2016, and a US$3 million premium for the partial early repayment of our US$400 million 7.75% Senior Notes due 2017.

Income Taxes

Income taxes amounted to US$124 million in 2014, including US$16 million of net deferred taxes expense on currency translation and US$108 million of other income taxes compared to US$83 million in 2013, including a US$10 million net deferred taxes profit on currency translation and US$93 million of other income taxes. Those amounts, for both years, were significantly increased due to foreign deemed taxation, the non-recognition, as an accounting-matter, of deferred tax assets related to current operating losses, the reversal of deferred tax assets on French losses carried forward for US$32 million in France and US$27 million in Norway and Australia.

Net Income

Net loss was US$1,147 million in 2014 compared to a net loss of US$691 million in 2013 as a result of the factors discussed above. Earnings per share were US$(6.52) in 2014 compared to US$(3.95) in 2013.

Net income attributable to the shareholders of CGG SA was a US$1,154 million (€866 million) loss in 2014 compared to a US$699 million (€527 million) loss in 2013.

Unconsolidated financial statements of CGG SA

Operating revenues of CGG S.A. in 2014 were €92 million compared to €84 million in 2013. The level of services provided by the Company to its subsidiaries of the Acquisition and GGR segments increased in 2014.

Operating loss in 2014 amounted to €39 million compared to €77 million in 2013.

Financial income in 2014 was a loss of €1,021 million compared to an income of €170 million in 2013. The decrease is mainly due to the depreciations incurred on main investments in affiliates for €1,160 million, as a consequence of the transformation plan and impairment of assets. This depreciation was accounted as financial expense in 2014 while the €780 million depreciation of CGG Services SA shares in 2013 was accounted as extraordinary loss. The rest of the financial income is the result of the combination of the following main effects: dividends received for €209 million in 2014 compared to €187 million in 2013, financial income on loans to affiliates of €107 million in 2014 compared to €104 million in 2013.

Extraordinary loss in 2014 amounted to €153 million mainly due to the depreciation of investments in affiliates for €100 million. Extraordinary loss in 2013 amounted to €776 million mainly due to the full depreciation of CGG Services SA shares for €780 million following the write-offs related to certain vessels and as a consequence of the 25% fleet downsizing plan.

Net loss in 2014, after a tax loss of €57 million due to the French tax group effect, was €1,270 million compared to a net loss of €664 million in 2013 (embedding a tax credit of €20 million).

The shareholders’ equity as of December 31, 2014 amounted to €1.1 billion compared to €2.4 billion as of December 31, 2013.

No dividends have been distributed in the last three fiscal years.

Year ended December 31, 2013 compared to year ended December 31, 2012

Operating revenues

The following table sets forth our operating revenues by business lines and division for each of the periods stated:

	Year ended December 31, 2013 and 2012,
	2013	2012
	In millions of US$
Marine acquisition	1,786	1,310
Land and Airborne acquisition	440	568
Acquisition	2,226	1,878
Multi-client data	585	472
Subsurface Imaging and Reservoir	711	478
GGR	1,296	950
Equipment	1,045	1,204
Eliminations	(801)	(621)

Total consolidated	3,766	3,411

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

Our seabed activities were contributed in 2013 to the Seabed Geosolutions BV joint venture we launched with Fugro, while airborne activities were only included in our results of operations for four months in 2013, but were negatively impacted by weak demand in the mining market. With respect to land acquisition, the winter campaign in North America was significantly weaker in 2013 as in 2012 and the land acquisition business in North Africa was progressively recovering in still challenging safety conditions.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment in 2013 increased 36% to US$1,296 million from US$950 million in 2012 as a result of the acquisition of Fugro’s geology, geophysics and reservoir activities and a strong performance in both GGR business lines.

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

Research and development expenditures, net of Government grants received, increased 14% to US$106 million in 2013, from US$93 million in 2012, representing 3% of operating revenues for both periods. Marketing and selling expenses increased 24% to US$119 million in 2013 from US$96 million in 2012, as a consequence of the integration of Fugro Geoscience Division.

General and administrative expenses increased 18% to US$216 million in 2013, from US$183 million in 2012 mainly due to integration costs and non-recurring items related to the Fugro transaction. As a percentage of operating revenues, general and administrative expenses represented 5.7% in 2013, and 5.4% in 2012.

Other revenues and expenses amounted to a net expense of US$745 million in 2013, mainly due to (i) the Marine business for US$(721) million, out of which US$(139) million related to assets impairment and provisions for onerous contracts and US$(582) million related to goodwill depreciation as a consequence of the 25% fleet downsizing plan and change of market outlook; (ii) the Land business for US$(79) million of goodwill and assets impairment as a consequence of more overall difficult Land market conditions; (iii) a US$20 million gain on the sale of our remaining 10% stake in Spectrum ASA; (iv) a US$85 million gain related to the contribution of our shallow water and OBC assets to the Seabed Geosolutions BV joint venture; and (v) other non-recurring expenses for US$21 million which mainly correspond to acquisition costs related to the Fugro Geoscience transaction.

Other net expenses of US$27 million in 2012 were mainly related to a US$30 million impairment loss on the Veritas trade name due to the rebranding of our Group as “CGG” and also Fugro’s acquisition costs.

Equity in income of affiliates

Income from investments accounted for under the equity method was US$1 million in 2013 compared to US$37 million in 2012. The decrease was mainly due to the slow start of our Seabed Geosolutions BV joint venture and a lower contribution from Argas.

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

Financial income and expenses

Cost of net financial debt increased 22% to US$192 million in 2013 from US$157 million in 2012 due to the convertible bonds (“OCEANE”) issued in November 2012, the accelerated amortization of issuance costs related to the early partial repayment of our US$350 million 9.50% Senior Notes due 2016 and our borrowings under the vendor loan from Fugro.

Other financial expenses amounted to US$22 million in 2013 compared to US$20 million in 2012, mainly due to a US$6 million call premium paid for the early partial repayment of our US$350 million 9.50% Senior Notes due 2016.

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

Unconsolidated financial statements of CGG SA

Operating revenues of CGG S.A. in 2013 were €84 million compared to €78 million in 2012. The level of services provided by the Company to its subsidiaries of the Acquisition and GGR segments slightly increased in 2013.

Operating loss in 2013 amounted to €77 million compared to €57 million in 2012.

Financial income in 2013 amounted to €170 million compared to €154 million in 2012. The increase was the result of a combination of the main following effect: dividends received for €187 million in 2013 compared to €153 million in 2012, financial income on loans to affiliates of €104 million in 2013 compared to €61 million in 2012, and change in provision on investments in affiliates of €17 million loss in 2013 compared to €51 million profit in 2012.

Extraordinary loss in 2013 amounted to €776 million mainly due to the full depreciation of CGG Services SA shares for €780 million following the write-offs related to certain vessels and as a consequence of the 25% fleet downsizing plan. Extraordinary income in 2012 amounted to €13 million and was mainly due to the partial disposal of our investment in Spectrum.

Net loss in 2013, after a tax credit of €20 million due to the French tax group effect, was €664 million compared to a net income of €150 million in 2012 (embedding a tax credit of €39 million).

The shareholders’ equity as of December 31, 2013 amounted to €2.4 billion compared to €3.1 billion as of December 31, 2012.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions. We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, our planned capital expenditures, and our near-to mid-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under our revolving credit facilities will be adequate to meet our liquidity needs for the next twelve months.

Cash Flows

Operating activities

Net cash provided by operating activities was US$864 million in 2014 compared to US$908 million for 2013, and US$921 million for 2012. Before changes in working capital, net cash provided by operating activities in 2014 was US$894 million compared to US$964 million for 2013 and US$860 million for 2012. Changes in working capital had a negative impact on cash from operating activities of US$30 million in 2014 compared to a negative impact of US$56 million for 2013, and a positive impact of US$61 million for 2012.

Investing activities

Net cash used in investing activities was US$894 million in 2014 compared to US$1,720 million in 2013 and US$745 million in 2012.

On January 31, 2013, based on a €703 million gross payment, we paid a total consideration of US$938 million (including US$9 million cash contributed to our Seabed Geosolutions BV joint venture), net of US$24 million of cash acquired, for Fugro’s Geoscience Division, with the exception of the airborne activity and certain minor assets. The airborne activity was acquired on September 2, 2013 and was financed by the vendor loan granted by Fugro. Final adjustments, notably for actual levels of working capital, indebtedness and cash position lead to a subsequent cash refund of US$5 million from Fugro to CGG. We paid a total net consideration of US$933 million for the whole Fugro Acquisition.

In 2014, our industrial capital expenditures, inclusive of Sercel lease pool, and net of asset suppliers’ variance, were of US$225 million, mainly related to our Acquisition segment and the purchase of maritime equipment for marine and Sercel seismic equipment for land and marine. The capitalized development costs were of US$57 million in 2014.

In 2013, our capital expenditures, inclusive of Sercel lease pool, and net of asset suppliers’ variance, were of US$290 million, mainly related to marine equipment with notably the purchase of RD sentinel streamers. In 2012, our capital expenditures, inclusive of Sercel lease pool, and net of asset suppliers’ variance, were of US$339 million, mainly related to the upgrade of the seismic vessel Oceanic Champion and the purchases of land equipment. The capitalized development costs were of US$57 million and US$29 million in 2013 and 2012.

In 2014, we invested US$583 million in multi-client data, primarily in the Gulf of Mexico, in Brazil and in the Norwegian North Sea.

In 2013, we invested US$479 million in multi-client data, primarily offshore Brazil and Gulf of Mexico, in the North Sea and onshore US. In 2012, we invested US$364 million, principally offshore Brazil and Angola, and onshore US.

As of December 31, 2014, the net book value of our multi-client data library was US$947 million compared to US$818 million as of December 31, 2013, and US$604 million as of December 31, 2012.

Financing activities

Our net cash used in financing activities in 2014 was US$103 million compared to net cash used of US$197 million in 2013, and a generation of US$795 million in 2012.

In 2014, we drew a net €20 million (or US$27 million converted at the average exchange rate of US$1.3328) from our French revolving credit facility, leading to an amount outstanding as of December 31, 2014 under this credit facility of €130 million (or US$158 million converted at the closing exchange rate of US$1.2141). We also drew a net amount of US$75 million from our US revolving facility.

On December 16, 2014, we completed the amendment and extension of our Nordic credit facility up-to US$250 million. The amount drawn was then increased from US$175 million to US$200 million.

On April 23, 2014, we issued €400 million (or US$549 million converted at the average exchange rate of the period) principal amount of 5.875% Senior Notes due 2020. We used most of the net proceeds from the notes to repurchase €360 million principal amount of our 1.75% OCEANE convertible bonds due 2016. The remaining net proceeds were used to prepay on June 27, 2014 the 2015 installment in an amount of €28.1 million of the vendor loan granted by Fugro in connection with the acquisition of the Geoscience Division.

On May 1, 2014, we issued US$500 million principal amount of 6.875% Senior Notes due 2022. We used a portion of the net proceeds from the notes to redeem the entire US$225 million outstanding principal amount of our 9.50% Senior Notes due 2016 on June 2, 2014 at 102.375% of their principal amount. Premium for early repayment amounted to US$5 million. We used the remaining net proceeds to redeem US$265 million of the US$400 million outstanding principal amount of our 7.75% Senior Notes due 2017 at 101.292% of their principal amount. Premium for early repayment amounted to US$3 million.

Dividends paid and share capital reimbursements to non-controlling interests of integrated companies include the payment of the purchase option on the Geomar SAS shares to Louis Dreyfus Armateurs Group in 2014 (see note 2 to our consolidated financial statements).

On July 1, 2013, we entered into a 5-year US$200 million vessel financing, the Nordic credit facility, split into two tranches of US$100 million each, the proceeds of which were used to reimburse on August 21, 2013, the 2013 installment (in an amount of €112.5 million) of the vendor loan granted by Fugro in connection with the acquisition of the Geoscience Division.

On August 21, 2013, we also redeemed US$125 million aggregate principal amount of our US$350 million 9.50% Senior Notes due 2016.

In October 2012, we concluded a share capital increase through the distribution of preferential subscription rights to existing shareholders to partially fund the acquisition of the businesses of the Fugro Geoscience division. The final gross proceeds amounted to €413,609,320, corresponding to the issuance of 24,329,960 new shares.

In November, 2012, we issued bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2019 for a total nominal amount of €360 million. We used the net proceeds of the issuance to partially fund the Fugro Acquisition.

Financing Arrangements

The following is a description of the terms of our material financing arrangements.

US$165 million Revolving Credit Agreement (US revolving credit facility)

On July 15, 2013, we entered into a US revolving credit facility of up to US$165 million with a 5-year maturity which was amended on July 31, 2013 and on September 5, 2014. The borrower is CGG Holding (U.S.) Inc. with Credit Suisse acting as administrative agent and collateral agent. This facility was drawn in an amount of US$75 million as of December 31, 2014.

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

Pursuant to this agreement, including above amendments, the Group is required to adhere to certain financial covenants defined as follows:

•

a maximum ratio of total net financial debt to EBITDAS of 3.75x for each rolling 12-month period ending on or before September 2015, 3.50x for each such period ending on or before September 2016, 3.25x for each such period ending on or before September 2017 and 3.00x thereafter; and

•	a minimum ratio of EBITDAS to total interest costs of 4.00:1 for each rolling 12-month period tested at the end of each quarter until June 30, 2018.

Borrowings under US revolving facility bear interest, at the option of the borrower, at the rate of adjusted LIBOR plus 2.5% or the Alternate Base Rate plus either 1.5%. The Alternate Base Rate is the higher of Credit Suisse’s Prime Rate, the Federal Funds Effective Rate plus 1/2 of 1.0% and the adjusted LIBOR rate for a one-month interest period plus 1.0%.

US$325 million Revolving Credit Agreement (French revolving credit facility)

On July 31, 2013, we entered into a French revolving credit facility of up to US$325 million with a three-year maturity with two extension options of one year each. The borrower is CGG with Natixis as Agent. The French revolving facility may be drawn in dollars or in euros, and may be used for the general corporate purposes of the borrower. This facility was drawn in an amount of €130 million as of December 31, 2014.

On July 24, 2014, we extended the maturity of our French revolving credit facility. Our French revolving credit facility is now US$325 million until July 31, 2016 and US$275 million until July 31, 2017.

Pursuant to this agreement, including amendment effective September 5, 2014, the Group is required to adhere to certain financial covenants defined as follows:

•

a maximum ratio of total net financial debt to EBITDAS of 3.75x for each rolling 12-month period ending on or before September 2015, 3.50x for each such period ending on or before September 2016, 3.25x for each such period ending on or before September 2017 and 3.00x thereafter; and

•	a minimum ratio of EBITDAS to total interest costs of 4.00:1 for each rolling 12-month period tested at the end of each quarter until June 30, 2017.

Our obligations under the French revolving facility are guaranteed by the same guarantors that guarantee the US revolving credit facilities (including CGG Holding (U.S.) Inc.), and are secured by the same security interests granted to secure the obligations under the US revolving credit facilities.

The rate of interest on each loan for each interest period is the percentage rate per annum which is the aggregate of the applicable margin and the higher of zero and in relation to any loan in US dollars, LIBOR or in relation to any loan made in euros, EURIBOR.

The applicable margin ranges from 0.70% to 2.8% for loan made in euros and 1.10% to 3.2% for loan made in US dollars, depending on the corporate rating of CGG by Standard & Poor’s and the corporate family rating of CGG by Moody’s.

Debt Securities

High Yield bonds — (7.75% Senior Notes due 2017)

On February 9, 2007, we issued US$400 million in aggregate principal amount of 7.75% Senior Notes due 2017. These notes are guaranteed on a senior basis by the same guarantors that guarantee our senior facilities (including CGG Holding (U.S.) Inc.). We used the net proceeds from the notes to repay part of the US$700 million outstanding under the bridge loan facility used to finance the Veritas acquisition.

On June 2, 2014, we redeemed US$265 million of our 7.75% Senior Notes due 2017. This redemption was financed through the US$500 million Senior Notes issuance described below. The notes were redeemed at 101.292% of their principal amount. Accelerated amortization of deferred expenditures was recorded for US$2.3 million in the line item “Cost of financial debt net” in our consolidated statement of operations. Premium for early repayment was recorded for US$.3.4 million in the line item “Other financial income (loss)” in our consolidated statement of operations.

High Yield bonds — (6.50% Senior Notes due 2021)

On May 31, 2011 we issued US$650 million in aggregate principal amount of 6.50% Senior Notes due 2021. These notes are guaranteed on a senior basis by the same guarantors that guarantee our senior facilities (including CGG Holding (U.S.) Inc.). We used the proceeds from the notes to repay the US$508 million remaining outstanding under the term loan B facility of our US senior facilities and to redeem the US$70 million principal amount remaining outstanding under our 7.50% Senior Notes due 2015. On December 8, 2011, these notes were exchanged for identical notes registered with the SEC.

OCEANE convertible bonds

On November 20, 2012, we issued 11,200,995 OCEANE convertible bonds maturing on January 1, 2019 for a total nominal amount of €360 million. The 2019 OCEANE convertible bonds’ nominal value was set at €32.14 per bond, representing an issue premium of 40% over CGG reference share price on the regulated market of NYSE Euronext in Paris. The 2019 OCEANE convertible bonds bear interest at a rate of 1.25% payable semi-annually in arrears on January 1 and July 1 of each year. Under certain conditions, the bonds may be redeemed prior to maturity at our option. We used the net proceeds of the issuance to finance part of the purchase price of the Fugro Acquisition.

High yield bonds — (€ 400 million, 5.875% Senior Notes, maturity 2020)

On April 23, 2014, we issued €400 million (or US$546.3 million, converted at closing exchange rate of US$1.3658) principal amount of our 5.875% Senior Notes due 2020. These notes are guaranteed on a senior basis by the same guarantors that guarantee our senior facilities (including CGG Holding (U.S.) Inc.).

The Senior Notes were issued at a price of 100% of their principal amount. We used most of the net proceeds from the notes to fully repurchase our 1.75% OCEANE convertible bonds due 2016 amounting to €360 million. The remaining net proceeds were used to reimburse the €28.1 million installment due in 2015 of the vendor loan granted by Fugro.

High yield bonds — (US$500 million, 6.875% Senior Notes, maturity 2022)

On May 1, 2014, we issued US$500 million principal amount of our 6.875% Senior Notes due 2022.

The Senior Notes were issued at a price of 100% of their principal amount. These notes are guaranteed on a senior basis by the same guarantors that guarantee our senior facilities (including CGG Holding (U.S.) Inc.). We used the net proceeds from the notes to redeem the entire US$225 million outstanding principal amount of our 9.50% Senior Notes due 2016 and to repay US$265 million in principal amount of our 7.75% Senior Notes due 2017. On November 13, 2014, these notes were exchanged for identical notes registered with the SEC.

Fugro vendor loan agreement

Fugro granted to us a €125 million vendor loan with a 5-year maturity and bearing an interest rate of 5.50% per annum, which was extended to €225 million on the effective date of the acquisition of the Airborne business. As of December 31, 2013, we had repaid €112.5 million of the vendor loan, and €112.5 million remained outstanding.

On June 27, 2014 we early redeemed the €28.1 million (or US$38,6 million converted at historical average exchange rate of US$1.3726) annual repayment tranche due on January 31, 2015. This redemption was financed with a portion of the proceeds from the €400 million Senior Notes due 2020 issued in April 2014.

On December 22, 2014, Fugro and CGG amended the vendor loan agreement including to extend the repayment scheduled on January 31, 2016, with 50% be repaid by CGG on or before January 31, 2017 and the other 50% to be repaid on or before January 31, 2018 (i.e. €42.2 million payable on or before each of January 31, 2017 and January 31, 2018).

The outstanding amount as of December 31, 2014 was €84.4 million (or US$102 million converted at the closing exchange rate of US$1.2141).

The vendor loan agreement contains customary events of default as well as mandatory prepayment obligations, in certain circumstances, with the proceeds of certain disposals, insurance claims and debt financings. The occurrence of an event of default would allow Fugro to exercise warrants to acquire additional shares of the Seabed Geosolutions BV joint venture, thereby diluting our shareholding in it, with a corresponding decrease in the principal amount due under the vendor loan agreement. Our obligations under the vendor loan agreement are guaranteed by certain of our subsidiaries that are also guarantors of our Senior Notes.

Voyager AS (renamed Exploration Vessel Resources II AS) secured term loan facility

On January 13, 2011, Exploration Vessel Resources II AS entered into a US$45 million credit facility secured by a pledge over the seismic vessel Geowave Voyager. This facility matures on August 31, 2016 and is subject to the same covenants as our Nordic credit facility described below.

On December 18, 2013, we amended this facility, in order to align covenant levels with our revolving credit facilities covenants.

The outstanding amount under this facility at December 31, 2014, was US$14.1 million.

US$250 million Nordic credit facility

On July 1, 2013, CGG Geo Vessels AS entered into a 5-year US$200 million financing secured by vessel assets (Geo Coral, Geo Caribbean, Oceanic Challenger) split into two tranches of US$100 million each, the proceeds of which were used in part to reimburse the 2013 tranche of the vendor loan granted by Fugro, and in part to redeem US$125 million aggregate principal amount of our US$350 million 9.50% Senior Notes due 2016. We entered into an interest rate swap to fix the effective rate at 4.4%.

On December 16, 2014, we completed the amendment and extension of this Nordic credit facility. The credit amount confirmed was increased to US$250 million (out of which US$50 million were undrawn as of December 31, 2014) and the maturity extended from May 2018 to December 2019. The new amount is split into a US$100 million authorized revolving facility and a US$150 million term loan. We entered into an interest rate swap to fix the annual rate at 4.3%.

Pursuant to this agreement, the Group is required to adhere to certain financial covenants defined as follows:

•	a minimum of Cash plus Cash Equivalents of not less than US$75 million, at all times;

•

a maximum ratio of total net financial debt to EBITDAS of 3.75x for each rolling 12-month period ending on or before September 2015, 3.50x for each such period ending on or before September 2016, 3.25x for each such period ending on or before September 2017 and 3.00x thereafter.

•	and a minimum ratio of EBITDAS to total interest costs of 3.00x.

The outstanding amount under this facility at December 31, 2014 was US$195.2 million net of issuing fees.

US$25 million streamers financing

On December 19, 2013, we signed a loan agreement – to be reimbursed over 5 years after the last draw down – for a maximum amount of US$25 million with multiple drawings. This loan may be used to finance the acquisition of marine equipment to be delivered in up to twelve monthly installments over a period of one year. This line was undrawn as of December 31, 2013.

On September 29, 2014, the US$25 million streamer financing line was reduced to US$12.5 million and further reduced to US$6.3 million on December 18, 2014, in line with the reduction of the capital expenditures and the fleet.

The outstanding amount under this facility at December 31, 2014, was US$6.3 million.

Financial Debt

Gross financial debt was US$2,778.9 million as of December 31, 2014, US$2,747.6 million as of December 31, 2013, and US$2,305.2 million as of December 31, 2012. Net financial debt was

US$2,419.8 million as of December 31, 2014, US$2,217.6 million as of December 31, 2013, US$785.0 million as of December 31, 2012. The ratio of net debt to equity for the years ended December 31, 2014, 2013 and 2012 was 90%, 58%, and 17% (36% before the impact of the Fugro transaction), respectively.

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

The following table presents a reconciliation of net financial debt to financing items of the balance sheet at December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	In millions of US$
Bank overdrafts	2.9	4.5	4.2
Current portion of financial debt	75.7	247.0	47.8
Financial debt	2,700.3	2,496.1	2,253.2

Gross financial debt	2,778.9	2,747.6	2,305.2
Less cash and cash equivalents	(359.1)	(530.0)	(1,520.2)

Net financial debt	2,419.8	2,217.6	785.0

EBIT and EBITDAS

EBIT for the years ended December 31, 2014, 2013 and 2012 was US$(779) million, US$(394) million, US$368 million, respectively. Before restructuring charges relating to the transformation plan and impairments of assets, EBIT amounted to US$160 million in 2014, compared to US$423 million in 2013 before non-recurring items linked to Fugro and to Acquisition impairment and write-off and US$404 million in 2012.

EBITDAS for the years ended December 31, 2014, 2013 and 2012 was US$776 million, US$1,140 million, US$1,006 million, respectively. Excluding restructuring charges relating to the transformation plan, EBITDAS amounted to US$994 million in 2014, compared to US$1,160 million in 2013 before non-recurring items linked to Fugro and US$1,012 million in 2012.

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

The following table presents a reconciliation of EBIT to Operating income for the periods indicated:

	Year ended December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
EBIT	(779.2)	(394.3)	368.0
Less share of income in companies accounted for under equity method	(81.7)	0.6	37.4

Operating income	(697.5)	(394.9)	330.6

The following table presents a reconciliation of EBITDAS to Net cash provided by operating activities, according to our cash flow statement, for the periods indicated:

	Year ended December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
EBITDAS	775.7	1,139.7	1,006.2
Other financial income (loss)	(43.0)	(22.3)	(19.7)
Variance on Provisions	116.1	39.6	(20.1)
Net gain on disposal of fixed assets	(7.3)	(90.3)	(9.4)
Dividends received from affiliates	30.7	10.0	48.2
Other non-cash items	44.8	4.5	(0.5)
Income taxes paid	(22.9)	(117.3)	(145.1)
Change in trade accounts receivables	7.6	46.5	(49.3)
Change in inventories and work-in-progress	40.3	(46.8)	(46.7)
Change in other current assets	12.8	25.5	7.1
Change in trade accounts payables	(73.4)	(76.9)	113.8
Change on other current liabilities	(36.3)	0.5	37.8
Impact of changes in exchange rate	19.1	(5.0)	(1.4)

Net cash provided by operating activities	864.2	907.7	920.9

Free cash flow

We define “free cash flow” as cash flow from operations including “Proceeds from disposals of tangible and intangible assets” minus (i) the net of “Total net capital expenditures”; “Investments in multi-client surveys” set out in our consolidated statement of cash flows under “Investing”, and (ii) “Financial expenses paid” set out in our consolidated statement of cash flows under “Financing”.

Free cash flow amounted to outflows US$137 million in 2014 compared to outflows of US$50 million in 2013 and inflows of US$69 million in 2012. Before restructuring charges relating to the transformation plan, free cash flow amounted to outflows of US$76 million in 2014, compared to inflows of US$5 million in 2013 before non-recurring items linked to Fugro and inflows of US$63 million in 2012.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payments due by period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of US$)
Long-term debt obligations:
— Repayments: fixed rates	34.5	248.7	600.8	1,635.6	2,519.6
— Repayments: variables rates(a)	8.5	164.0	75.0	—	247.5
— Bonds and facilities interests	142.1	270.1	227.7	163.6	803.5

Total Long-term debt obligations	185.1	682.8	903.5	1,799.2	3,570.6

Finance leases:
— Finance lease Obligations: fixed rates	13.9	27.8	25.4	29.6	96.7
— Finance lease Obligations: variables rates(a)	—	—	—	—	—
Total Finance lease obligations	13.9	27.8	25.4	29.6	96.7

Bareboat agreements(c)	154.2	244.9	158.2	113.1	670.4

Other operating lease agreements	86.4	115.9	74.8	105.2	382.3

Total Contractual Obligations(b)	439.6	1,071.4	1,161.9	2,047.1	4,720.0

(a)	Payments are based on the variable rates applicable as of December 31, 2014.
(b)	Payments in foreign currencies are converted to US$ at December 31, 2014 exchange rates.
(c)	Out of the US$670.4 million, US$169.2 million are related to vessels included in the fleet downsizing plan.

Off-Balance Sheet Arrangements

Except the commitment to provide financial support to SBGS JV which could mean a potential extension of the existing loan of US$65 million (see note 8 to our consolidated financial statements), we have not entered into any other off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Trend information

Currency Fluctuations

We face foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in US dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the US dollar and euro or other currencies may adversely affect our operating results. More than 74% of our turnover was denominated in US dollars in 2014, 2013 and 2012.

Fluctuations in the exchange rate of the US dollar against other currencies, particularly the euro, have had in the past and will have in the future a significant effect upon our results of operations, which are reported now in US dollars. Since we participate in competitive bids for data acquisition contracts that are denominated in US dollars, the depreciation of the US dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in US dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of December 31, 2014, we estimated our annual fixed expenses in euros to be approximately €500 million and as a result, an unfavorable variation of US$0.1 in the average yearly exchange rate between the US dollar and the euro would reduce our operating income and our shareholders’ equity by approximately US$50 million.

As of December 31, 2014, we and our subsidiaries whose functional currency is the euro had dollar denominated assets and liabilities of €2,285.6 million and €1,451.3 million, respectively. Our net exchange rate exposure was €834.3 million before hedging and €32.2 million after taking into account hedging arrangements of €802.1 million. As a result of our compliance with IAS 12 — Income Taxes, our results of operation are also exposed to the effect of exchange rate variations on our deferred taxes when the functional currency for an entity that owns an asset is not the same as the currency used for tax purposes.

This is the case for several Norwegian, French or Dutch subsidiaries that own offshore assets (vessels and equipment) for which the functional currency is the US dollar, whereas the taxable currency is the Norwegian kroner, or the Euro.

We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, most of our vessels charter costs, as well as our most important computer hardware leases, are denominated in US dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.

In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling US dollars forward at average contract maturity dates that we attempt to match with future net US dollar cash flows (revenues less costs in US dollars) expected from firm contract commitments, generally over the ensuing three to six months. At December 31, 2014, 2013, and 2012, we had US$26.2 million, US$5.0 million and US$35.0 million respectively, of notional amounts outstanding under euro/US dollar forward exchange contracts.

We do not enter into forward foreign currency exchange contracts for trading purposes.

Interest Rates

Drawings under our credit revolving facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, our interest expenses vary in line with movements in short term interest rates. However, 91% of our debt consists of fixed-rate bonds, and our fixed rate vendor loan from Fugro, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations.

As of December 31, 2014, our net variable-rate assets due in less than one year totaled US$145 million. Our variable interest rate indebtedness carried an average interest rate of 2.8% in 2014 and our investments and other financial assets earned interest at an average rate of 1%. As a result, a 1% increase in interest rates would increase our income before tax and shareholders’ equity by US$1 million, whereas a 1% decrease in interest rates would decrease our income before tax and shareholders’ equity by US$1 million.

Inflation

Inflation has not had a material effect on our results of operations during the periods presented. We operate in and receive payments in the currencies of, certain countries with historically high levels of inflation, such as Mexico and Brazil. We attempt to limit such risk by, for example, indexing payments in the local currency against, principally, the US dollar exchange rate at a certain date to account for inflation during the contract term.

Income Taxes

We conduct the majority of our activities outside of France and pay taxes on income earned or deemed profits in each foreign country pursuant to local tax rules and regulations.

We have significant tax losses carried forward that are available to offset future taxation on income earned in certain OECD countries. We recognize deferred tax assets only when the recovery is considered as probable.

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

Directors and Senior Management

Board of Directors

Under French law, the Board of Directors determines our business strategy and monitors its implementation. The Board of Directors deals with any issues relating to our affairs, pursuant to the powers granted to it by the Ordinary Shareholders’ Meeting. In particular, the Board of Directors prepares and presents our year-end accounts to our Ordinary Shareholders’ Meeting. Our Board of Directors consists of between six and fifteen members elected by our shareholders. Under French law, a director may be an individual or a legal entity for which an individual is appointed as permanent representative.

Our statuts (memorandum and articles of association) provide that each director is elected for a four-year term by the Ordinary Shareholders’ Meeting. There is no obligation for directors to be French nationals. According to French corporate law, a physical person may simultaneously hold the office of director in no more than five sociétés anonymes whose registered offices are located on French territory, subject to certain exceptions. Since March 26, 2014, the Board’s internal regulations provide that each director is required to own at least 5,000 of our shares. Directors have been given two years to comply with this new requirement.

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

Name	Position	Nationality	Initially appointed(9)	Term expires	Number of shares/ ADS held as of December 31, 2014
Remi Dorval(1)	Chairman	French	2005	2018	6,000 shares
(independent director)(2)
Jean-Georges Malcor(3)	Chief Executive Officer & Director	French	2011	2015	60,894 shares
Olivier Appert(1)(4)	Director	French	2003	2016	3,129 shares
Loren Carroll(4)	Director	US	2007	2017	500 ADS
(independent director)(2)
Jean-Yves Gilet(1)(5)(6)	Director	French	2014	2016	5,000 shares
Agnès Lemarchand(4)(5)	Director	French	2012	2017	6,000 shares
(independent director)(2)
Gilberte Lombard(4)(7)(8)	Director	French	2011	2015	583 shares
(independent director)(2)
Hilde Myrberg(4)(5)(8) (independent director)(2)	Director	Norwegian	2011	2015	500 shares & 4,500 ADS
Robert Semmens(1)(5)(8)	Director	US	1999	2015	2,992 shares & 965 ADS
Kathleen Sendall(5)(7)	Director	Canadian	2010	2018	500 ADS
(independent director)(2)
Daniel Valot(7)	Director	French	2001	2016	5,243 shares
Terence Young(1)(7)	Director	US	2007	2017	5,000 ADS
(independent director)(2)

(1)	Member of Technology/Strategy Committee.
(2)

Independent director within the meaning of the governance Code of the Association Française des Entreprises Privées — Mouvement des Entreprises de France. See “Item 6: Directors, Senior Management and Employees — Board Practices”.

(3)	Renewal of this term of office as Director will be proposed to the Combined General Meeting to be held on May 29, 2015. His term as Chief Executive officer expires in 2017.
(4)	Member of Audit Committee.
(5)	Member of Appointment-Remuneration Committee.
(6)

Mr. Gilet was coopted by the Board of Directors’ Meeting held on July 31, 2014 in replacement of Mr. Robert Brunck. This will be submitted to the Combined General Meeting to be held on May 29, 2015 for ratification.

(7)	Member of Health, Safety, Environment & Sustainable Development Committee.
(8)	Renewal of this term of office will be proposed to the Combined General Meeting to be held on May 29, 2015.
(9)	All current Directors have been appointed pursuant to article L.225-17 of French Commercial Code.

Mr. Remi Dorval, 63, is a graduate of the Ecole Centrale de Paris, the Institut d’Etudes Politiques and the Ecole Nationale d’Administration. He has been Chairman of our Board of Directors since June 4, 2014. He served as a civil Board member of the Direction des Hydrocarbures of the Industry Ministry from 1979 to 1984 and a civil Board member of the Direction du Trésor of the Economy and Finance Ministry from 1984 to 1986. Between 1986 and 1990, he was successively, within the International Bank of Western Africa, General Manager of the US Branch in New York, then Managing Director of a subsidiary in Gabon and Executive Vice President in charge of Treasury, Financial Markets Department and Asset Management. Until 2010, he was Chief Executive Officer and Director of Soletanche-Bachy Entreprise, Senior Executive Vice President of Soletanche Freyssinet, Director, Chairman and Chief Executive Officer of Solétanche Bachy France, Chairman of Forsol,

Chairman of SB 2007, a Director of SHPIC, Bachy Soletanche Holdings, SBUSA, Soldata Iberia and Nicholson. He was also a member of the Supervisory Board of CGG Holding BV. Since 2010, he has been Executive Vice President of Vinci, a Euronext Paris-listed company. He currently serves as Chairman of La Fabrique de la Cité.

Mr. Jean-Georges Malcor, 58, is a graduate of the École Centrale de Paris, holds a Doctorate from the École supérieure des Mines de Paris and a Master in Science from Stanford University. He has been Chief Executive Officer of CGG SA since June 30, 2010 and a Director of CGG SA since May 4, 2011. From January 1, 2010 to June 30, 2010, he served as President of CGG. Mr. Malcor began his career at the Thales group as an acoustic engineer (1983-1987) in the Underwater Activities division, where he was in charge of hydrophone and geophone design and towed streamer programs. He then moved to Sydney-based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Mr. Malcor became Director of Marketing & Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous-Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, he became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Wooloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations at Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales, including ship design, building and maintenance. In January 2009, he became Senior Vice President in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. He also serves as Chairman of the Board of Directors of Sercel Holding SA, and as a member of the Board of Directors of the Arabian Geophysical and Surveying Company (ARGAS), a company 49% held by the CGG Group. He is also a Director, member of the Audit Committee and member of the Supervisory Board of STMicroelectronics (a company listed on Euronext Paris, New York Stock Exchange and Borsa Italiana), a member of the Supervisory Board of Fives SA, General Manager of SCI l’Australe, Chairman of the Board of Directors of Universcience Partenaires, Chairman of the Association des Centraliens, Director of Oceanides association, and an active member of the GEP-AFTP.

Mr. Olivier Appert, 65, is chairing the Conseil Français de l’Energie (French Committee of the World Energy Council) and is General Delegate of the French Academy of Engineering. Previously, he has been Chairman and Chief Executive Officer of IFP Energies Nouvelles (previously named the French Petroleum Institute (Institut Français du Pétrole or IFP)) from April 2003 to April 2015. Mr. Appert was President for long-term co-operation and energy policy analysis within the International Energy Agency until October 1999. He is also a Director, a member of the Strategic Committee and a member of the Ethics & Governance Committee of Technip, and a Director, a member of the Strategic Committee and a Member of the Nuclear Commitments Monitoring Committee of EDF.

Mr. Loren Carroll, 71, joined our Board of Directors on January 12, 2007. Until that date, Mr. Carroll had been a Director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco LLC. and was also Executive Vice President of Smith International, Inc. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International held a 60% interest in M-I Swaco L.L.C. Until 2010, he was a Director of Smith International and a member of the Supervisory Board of CGG Holding BV. Mr. Carroll currently serves as Chairman of the Board of Directors, member of the Compensation Committee and a Chairman of the Nominating and Corporate Governance Committee of KBR Inc.

Mr. Jean-Yves Gilet, 58, joined our Board of Directors on July 31, 2014. He is a graduate of the Ecole Polytechnique and of the Ecole des Mines de Paris. He began his career in 1981 at the French Ministry for Industry before joining DATAR, the regional development agency. In 1988, he was named Chief of Cabinet of the French Minister for Regional Development. He joined Usinor in 1990 and, in 1991, took responsibility for

Strategy and Planning, to which International Affairs was added in 1993. Starting September 1995, he served in various executive positions in Stainless Steels and Alloys Division. He was named CEO of Acesita in Brazil in 1998 and Chairman of CST (Tubarão) in 1999. In 2002, with the creation of Arcelor, Mr. Gilet was appointed as Senior Executive Vice President of Arcelor, in charge of the Stainless Steel Sector. In September 2006, after the merger of ArcelorMittal, he was named Executive Vice President, CEO of ArcelorMittal Stainless, a position he held until September 2010. In May 2007, Mr. Gilet was also elected Chairman of the International Stainless Steel Forum (ISSF) for a two-year mandate. From September 2010 to July 2013, Jean-Yves Gilet was the Chief Executive Officer of FSI — Fonds Stratégique d’Investissement, a subsidiary of Caisse des Dépôts (51%) and the French state (49%) for long term equity investment. After the merger between Oséo and FSI, he was named Executive Director Investment for medium and large size enterprises at Bpifrance. Mr. Gilet acted also as Chairman of the Board of the Ecole des Mines d’Albi-Carmaux (EMAC — Engineers School) between 2003 and 2012, has been Chairman of the MEDEF (French Industry Federation) Environment Committee and then of the Corporate Social Responsibility Committee (CSR) from October 2004 to October 2010 and Chairman of EPE (Entreprises pour l’Environnement), a business think tank for sustainable development and climate change. Mr. Gilet currently serves as Chief Executive Officer of Bpifrance and Chief Executive Officer of BPIfrance Participations ETI/GE. He is also a member of the Board of Directors, Chairman of the Strategic Committee and member of the Appointment and Remuneration Committee of Eiffage, member of the Board of Directors and member of the Innovation and Technology Committee of Orange, and member of the Board of Directors, member of the Strategy Committee and member of the Selection Committee of Eramet, three Euronext Paris-listed companies.

Ms. Agnès Lemarchand, 60, joined our Board of Directors on September 21, 2012. She graduated from ENSCP (French engineering school), obtained a Master degree from MIT (chemical engineering) and an MBA from INSEAD. She started her career by holding various positions within the Rhone-Poulenc group between 1980 and 1985. In 1986, she was appointed Chief Executive Officer of Industrie Biologique Française, a company of the Health segment of the Rhone Poulenc Group in the US. In 1991, she joined the group Ciments Français as Chief Executive Officer of Prodical, the industrial minerals segment that she headed from 1991 to 1996. In 1997, she joined the Lafarge Group, held the position of Head of Strategy for the Specialty products segment. From 1999 to 2004, she was Chief Executive Officer of Lafarge Lime, and she developed this lime business in Europe and North America. In 2004, she led an management buyout on the UK lime business and in 2005, she founded Steetley Dolomite Ltd, of which she held the position as Executive Chairman until 2014, when the sold the company to Lhoist. She currently serves as Director and member of the Financial Statements Committee of Saint Gobain, and member of the Board of Directors and of the Audit Committee of Biomérieux (two companies listed on Euronext Paris). She is also member of the Supervisory Board (representing Bpifrance Participations), member of the Audit Committee, member of the Appointment and Remuneration Committee of Vivescia Industries (formerly named SICLAE) and Chairman of Orchad.

Ms. Gilberte Lombard, 70, joined our Board of Directors on May 4, 2011. She held various financial positions within HSBC France (formerly Credit Commercial de France) from 1990 until her retirement in February 2011. She began her career as a financial analyst and then joined the M&A department of Credit Commercial de France. After Credit Commercial de France was privatized in 1987, she became the investor relations officer in charge of relationships with financial analysts and institutional investors. She also coordinated the information policy for both major bank shareholders and individual bank shareholders from 1987 to 2000. In 2000, she was appointed as head of financial transactions in charge of structuring and implementing sales, acquisitions and mergers for HSBC France (which by now had taken over Credit Commercial de France) and managing its industrial and financial portfolio. She was appointed a member of the board and the Audit Committee of several companies within the HSBC group in France. She was also appointed as Secretary of the Board of Directors in 1990. Ms. Lombard continues to serve as a member of the Supervisory Board, member of the Audit Committee and member of the Remuneration Committee of Zodiac Aerospace, and Director, Chairman of the Remuneration Committee and member of the Audit Committee of Robertet SA, two Euronext Paris-listed companies. Ms. Lombard holds a Masters degree in Economic Sciences and is a graduate of the INSEAD Advanced Management Program. She is Chevalier de la Légion d’Honneur.

Ms. Hilde Myrberg, 57, joined our Board of Directors on May 4, 2011. Until her retirement in 2012, she held the positions of Senior Vice President of Corporate Governance and Compliance at Orkla ASA, as well as Secretary of the Board, a Norwegian company listed on the Oslo Stock Exchange and operating in branded consumer goods, aluminum solutions, materials, renewable energy and financial investments, where she also served as Secretary of the Board until her retirement in 2012. From 2006 to 2011, she was Executive Vice President at Orkla ASA as the head of corporate functions, including human resources, communication, legal and internal audit. Previously, she served as head of the markets sector, including activities ranging from platform to market oil and gas and the power and renewable energy business, at Hydro Oil & Energy until 2006. From 2005 to 2007, she was a Board member of Kongsberg Automotive ASA. From 2006 to 2011, she served as Board member of Borregaard AS, Sapa AB and Orkla Brands AS (Orkla subsidiaries). She had also served as a Director of Renewable Energy Corporation ASA from 2009 to 2012 and as a member of the Supervisory of Jotun AS. She has been a Director and Vice-Chairman of the Board of Petoro AS since 2006. She also serves as a Director of Norges Bank (the Central Bank of Norway and the Norwegian Bank Investment Management), as a Director of Nordic Mining ASA (listed on the Oslo Stock Exchange) and she is a member of the Nomination Committee of Det Norske Oljeselskap ASA (listed on the Oslo Stock Exchange) and NBT AS. Ms. Myrberg holds a law degree from the University of Oslo and an MBA from INSEAD. She also attended a course of French civilization at the Sorbonne University in Paris.

Mr. Robert Semmens, 57, is a private investor and adjunct professor of finance at the Leonard N. Stern School of Business (New York University). He holds a law degree from Northwestern University School of Law and an MBA in Finance and Accounting from the J.L. Kellogg Graduate School of Management at Northwestern University. He was Vice President of Goldman Sachs & Co. in Investment Banking, J. Aron and Principal Investing, all in energy related businesses. He was co-founder of The Beacon Group, where he raised and co-managed private equity funds in the energy business. Mr. Semmens joined the board of CGG in connection with an investment made by the Beacon Group in CGG in 1999. At CGG, he has served on the Audit, Appointment-Remuneration and Strategic committees of the Board and been a director of Sercel. He has served on more than 15 boards, all in the energy business. He is also a member of New York Angels, one of the most active angel investing groups in the world. He currently serves as a Director of MicroPharma Ltd (Canada), Bronco Holdings LLC (USA) and DeBusk Holdings LLC (USA).

Ms. Kathleen Sendall, 61, joined our Board of Directors on May 5, 2010. She is a mechanical engineering graduate of Queen’s University (Ontario), holds an Honorary Doctorate from the University of Calgary and is a graduate of the Western Executive Program. She began her career as a junior process engineer for Petro-Canada in 1978, and then was a project engineer for compressor station design and construction at Nova, an Alberta corporation for two years. Mrs. Sendall held various positions within Petro-Canada between 1984 and 1996. From 1996 to 2000, she was Vice President Engineering & Technology, and was Vice President, Western Canada Development & Operations until 2002. Mrs. Sendall was appointed Senior Vice President, North American Natural Gas of Petro-Canada from 2002 to 2009. She was also a Governor on the Board of Governors of the University of Calgary until 2010 and Governor and Chair of the Board of the Canadian Association of Petroleum Producers. Mrs. Sendall is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA). She is a member of the Board of Directors and Vice-Chairman of Alberta Innovates - Energy & Environment Solutions, and she also serves as a Director of ENMAX and as trustee of the Ernest C. Manning Awards Foundation. She is a Director and Chairman of Climate Change and Emissions Management Corporation (Canada). Ms Sendall was invested as a member of the Order of Canada in 2011 and was awarded the Queen’s Jubilee Medal in 2012.

Mr. Daniel Valot, 70, was Chairman and Chief Executive Officer of Technip from September 1999 until April 2007. Mr. Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Until 2010, he was a member of the Supervisory Board of CGG Holding B.V. Mr. Valot is a Director, Chairman of the Audit Committee, a member of the Strategy Committee, the Compensation & Nomination Committee and the Risk Committee of SCOR, and a Director, Chairman of the Audit Committee, and a member of the Nomination and Remuneration Committee of Albioma, two Euronext Paris-listed companies.

Mr. Terence Young, 68, joined our Board of Directors on January 12, 2007. Until that date, Mr. Young had been a Director of Veritas since 2005. Mr. Young is currently a professor and head of the Department of Geophysics at the Colorado School of Mines and has served as such since 2000. From 1983 until 2000, Mr. Young was employed by Mobil Research and Development Corporation in a variety of roles, the last of which was as a visiting scholar at the Institute for Statistics and Its Applications, Carnegie Mellon University. From 1982 to 1983, he served as a research geophysicist with Compagnie Générale de Géophysique, from 1979 to 1982, he served as assistant professor, Colorado School of Mines, and from 1969 to 1974 was a pilot and flight instructor in the United States Navy.

Executive Officers

Under French law and our current statuts, the Chief Executive Officer has full executive authority to manage our affairs. Under French law and our current statuts, the Chief Executive Officer has full power to act on our behalf and to represent us in dealings with third parties, subject only to (i) the corporate purpose of the Company, (ii) those powers expressly reserved by law to the Board of Directors or our shareholders and (iii) limitations that the Board of Directors may resolve, such limitations not being binding on third parties. The Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and remove the Chief Executive Officer at any time. In accordance with French corporate law, our current statuts provide for either the election by the Board of Directors of one person to assume the position of Chairman and Chief Executive Officer or the division of such functions between two different persons. In its session of June 30, 2010, the Board of Directors decided to separate the roles of Chairman and Chief Executive Officer. Since that date, first Mr. Brunck (until June 4, 2014) and now Mr. Dorval has held the position of Chairman and Mr. Malcor has held the position of Chief Executive Officer. Our current statuts provide also that the Board of Directors may appoint up to five corporate officers (Directeurs Généraux Délégués) upon proposal of the Chief Executive Officer, whether or not this person is also the Chairman of the Board. Stéphane-Paul Frydman and Pascal Rouiller were appointed to this position by our Board of Directors on February 29, 2012. Their terms of office as Corporate Officers were renewed for a three-year period by our Board of Directors on February 25, 2015.

The following table sets forth the names of members of our Corporate Committee and their current positions with us.

Name	Current position
Jean-Georges Malcor	Chief Executive Officer
Stéphane-Paul Frydman	Corporate Officer Senior Executive Vice President, Finance
Pascal Rouiller	Corporate Officer Senior Executive Vice President, Equipment Division
Benoît Ribadeau-Dumas	Senior Executive Vice President, Acquisition Division
Sophie Zurquiyah	Senior Executive Vice President, Geology, Geophysics & Reservoir Division

Mr. Stéphane-Paul Frydman, 51, is a graduate of the Ecole Polytechnique of Paris and the Ecole des Mines of Paris. He was appointed Corporate Officer on February 29, 2012. He has also been Group Chief Financial Officer since January 2007. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG Group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was, from April 2000 to November 2002, an Investor Officer of Butler Capital Partners, a private equity firm and from June 1997 to March 2000, Industrial Advisor to the French Minister of the Economy and Finances. Mr. Frydman is currently a Director of Sercel SA, Sercel Holding SA, CGG Services SA, CGG Holding (U.S.) Inc. and Chairman of the Board of Directors of CGG International SA.

Mr. Pascal Rouiller, 61, is a graduate of the École Centrale de Paris. He was appointed Corporate Officer on February 29, 2012. He is also Senior Executive Vice President, Equipment Division and Chairman and Chief

Executive Officer of Sercel SA since September 2005 after having served as Chief Operating Officer of the Sercel group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President for the Asia-Pacific region from May 1992 to September 1995. Mr. Rouiller is Chief Executive Officer of Sercel Holding SA, Chairman of the Board of Directors of Sercel (Beijing) Technological Services Co. Ltd. and of Sercel Australia Pty. Ltd., Chairman of the Board of Sercel Canada Ltd., Vice President of Sercel-GRC, Chairman of the Board of Directors of Hebei Sercel Junfeng Geophysical Prospecting Equipment Co. Ltd., Director of Sercel Singapore Private Ltd., and Director and Chief Executive Officer of Sercel Inc.

Mr. Benoît Ribadeau-Dumas, 42, has been Senior Executive Vice President, Acquisition Division since January 1, 2014. He began his career as a civil servant in French Public Administration. He held a variety of roles including two years as a member of the French Prime Minister’s private staff, in charge of administrative reforms and decentralization. In 2004, he joined the aerospace and defense group Thales as Corporate Development Director, in charge of group strategy, mergers and acquisitions and relationships with shareholders. He was then appointed as Head of two operational business lines, first as Managing Director of the Air Traffic Management Systems in 2007, and since 2009, as Chief Executive Officer of Thales Underwater Systems. In September 2010, Mr. Ribadeau-Dumas joined CGG as Executive Vice President, Marine Division. He serves as Chairman and Chief Executive Officer of CGG Services SA.

Ms. Sophie Zurquiyah, 49, has been Senior Executive Vice President, Geology, Geophysics & Reservoir Division (GGR) since February 4, 2013. She joined CGG after 21 years in the oilfield services industry, working for Schlumberger in P&L and in positions covering R&D and Operations, in France, the United States and Brazil. Her most recent roles include Chief Information Officer (CIO), President of Data and Consulting Services that provided Processing, Interpretation and Consulting services for most of Schlumberger’s business lines, and Vice President of Sustaining Engineering that included all support and improvements to commercial products, services and technologies worldwide. She serves as Senior Executive Vice President of CGG Services (U.S.) Inc.

Compensation

Pursuant to article L.225-37 of the Commercial Code, the compensation of the Chairman of the Board, the Chief Executive Officer and the two Corporate Officers (Directeurs Généraux Délégués) is defined by the Board of Directors upon proposal from the Appointment-Remuneration Committee.

The positioning of the compensation of the Chief Executive Officer and the Corporate Officers of the Company is regularly reviewed against the Company’s sector and comparable compensation markets on the basis of studies carried out by specialized external firms.

The Board of Directors and the Appointment-Remuneration Committee pay particular attention to ensure that the compensation policy applied is linked to the performance of the Company and focuses on creating long-term value. Consequently, significant weight is given in the structure of their compensation to the variable part of the compensation package, both short term and long term, whereas a lower weight is assigned to the fixed part compared to market practice.

Such aggregate compensation includes a fixed element, a variable bonus and benefits in kind (company car). The bonus for a given fiscal year is determined and paid during the first semester of the following fiscal year. The target amount of the short term variable incentive (the target being paid when 100 % of the financial and individual objectives are achieved) applied to the Chief Executive Officer and the Corporate Officers is expressed as a percentage of the fixed part of the compensation. It is equal to 100% of the fixed salary for the Chief Executive Officer and to 75% of the fixed salary for both Corporate Officers.

Finally, in case of financial overachievement, the allocation of short term variable incentive compensation may involve:

•	the financial criteria for a maximum of 133.3 % of the fixed salary for the Chief Executive Officer and of 100 % of the fixed salary for the Corporate Officers, and

•	the individual criteria for a maximum of 66.6 % of the fixed salary for the Chief Executive Officer and of 50 % of the fixed salary for the Corporate Officers.

The compensation of Mr. Remi Dorval, who has been Chairman of the Board of Directors since June 4, 2014, is composed of a fixed element and a fixed amount of Directors’ fees.

The Chairman of the Board of Directors, the Chief Executive Officer and the two Corporate Officers (Directeurs Généraux Délégués) will be hereinafter referred to as the “Executive Officers”.

Annual fixed and variable compensation

Chairman of the Board

Compensation of Mr. Robert Brunck, Chairman of the Board of Directors until June 4, 2014

The gross fixed compensation earned by and paid by the Company and its subsidiaries to Mr. Robert Brunck, Chairman of the Board of Directors until June 4, 2014 for fiscal years 2013 and 2014, is set forth in the table below. It was composed of a fixed element and benefits in kind (company car). He did not benefit from any stock options or performance units.

	2013		2014
Robert Brunck Chairman of the Board of Directors*	Amounts earned	Amounts paid	Amounts earned	Amounts paid
Fixed compensation	€275,000.00	€275,000.00	€117,858.88	€117,858.88
Annual variable compensation	N/A	N/A	N/A	N/A
Multi-annual variable compensation	N/A	N/A	N/A	N/A
Exceptional compensation	N/A	N/A	N/A	N/A
Retirement Indemnity	N/A	N/A	N/A	N/A
Director’s fees	N/A	N/A	N/A	N/A
Benefits in kind	€10,440.00	€10,440.00	€5,220.00	€5,220.00
Total	€285,440.00	€285,440.00	€123,078.88	€123,078.88

*	Until June 4, 2014.

Compensation of Mr. Remi Dorval, Chairman of the Board of Directors since June 4, 2014

The gross fixed compensation earned by and paid by the Company and its subsidiaries to Mr. Remi Dorval, Chairman of the Board of Directors since June 4, 2014, for fiscal year 2014, is set forth in the table below. It is composed of a fixed element and a fixed amount of Directors’ fees. He does not benefit from any stock options or performance units.

	2013*				2014
Remi Dorval Chairman of the Board of Directors	Amounts earned		Amounts paid		Amounts earned	Amounts paid
Fixed compensation	N/A		N/A		€66,314.36	€66,314.36
Annual variable compensation	N/A		N/A		N/A	N/A
Multi-annual variable compensation	N/A		N/A		N/A	N/A
Exceptional compensation	N/A		N/A		N/A	N/A
Retirement Indemnity	N/A		N/A		N/A	N/A
Director’s fees	€82,539.85	(2)	€65,854.44	(1)	€78,395.82	€82,539.85	(2)
Benefits in kind	N/A		N/A		N/A	N/A
Total	€82,539.85		€65,854.44		€144,710.18	€148,854.21

(1)	Paid in January 2013 for fiscal year 2012
(2)	Paid in January 2014 for fiscal year 2013
*	In 2013, Mr. Remi Dorval was only director of the Company.

Chief Executive Officer

The variable part of the Chief Executive Officer’s compensation is based on the achievement of individual objectives (accounting for a third of the variable compensation) and financial objectives (accounting for two-thirds of the variable compensation). His target amount was set at 100% of his fixed compensation.

For fiscal year 2014, the individual objectives of Mr. Jean-Georges Malcor related to Group governance, implementation of our restructuring plan, relations with our major customers, shareholders and financial market, our promotion and development in the industry, operational performance and human resources.

The financial objectives were related to net earnings per share (25% weighting), Group free cash flow (15% weighting), Group external revenues (20% weighting), Group EBIT (20% weighting) and EBITDAS minus tangible and intangible investments made in the course of the fiscal year (20% weighting).

In 2014, Mr. Jean-Georges Malcor’s objectives were achieved at 37% of the target amount of his variable compensation and of his fixed compensation.

The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Jean-Georges Malcor in fiscal years 2013 and 2014 are set forth below:

	2013			2014
Jean-Georges Malcor Chief Executive Officer	Amounts earned	Amounts paid		Amounts earned	Amounts paid
Fixed compensation	€630,000.00	€630,000.00		€630,000.00	€630,000.00
Annual variable compensation	€257,040.00	€385,795.00	(1)	€233,100.00	€257,040.00	(2)
Multi-annual variable compensation(3)	N/A	N/A		N/A	N/A
Exceptional compensation	N/A	N/A		N/A	N/A
Director’s fees	N/A	N/A		N/A	N/A
Benefits in kind	€11,880.00	€11,880.00		€11,880.00	€11,880.00
Total	€898,920.00	€1,027,675.00		€874,980.00	€898,920.00

(1)	Paid in March 2013 for fiscal year 2012.
(2)	Paid in March 2014 for fiscal year 2013.
(3)	Additional details on the multi-annual variable compensation implemented on June 24, 2014 are provided below. No compensation was earned or paid pursuant to this mechanism in 2014.

Corporate Officers (Directeurs Généraux Délégués)

Stéphane-Paul Frydman

The variable part of Mr. Stéphane-Paul Frydman’s compensation is based on the achievement of individual objectives (accounting for a third of the variable compensation) and financial objectives (accounting for two-thirds of the variable compensation). His target amount was set at 75% of his fixed compensation.

For fiscal year 2014, the individual objectives of Mr. Stéphane-Paul Frydman related to Group governance, internal control, management of our financial resources, relations with investors and the financial market as a whole, strategy and management of our capital employed and human resources.

The financial objectives were related to net earnings per share (25% weighting), Group free cash flow (15% weighting), EBITDAS minus tangible and intangible investments made in the course of the fiscal year (20% weighting), Group external revenues (20% weighting) and Group EBIT (20% weighting).

In 2014, Mr. Stéphane-Paul Frydman’s objectives were achieved at 41% of the target amount of his variable compensation and 31% of his fixed compensation.

The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Stéphane-Paul Frydman, in fiscal years 2013 and 2014 are set forth below:

	2013			2014
Stéphane-Paul Frydman Corporate Officer	Amounts earned	Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€336,000.00	€336,000.00		€346,080.00		€346,080.00
Fixed compensation as Executive Officer	€80,000.00	€80,000.00		€80,000.00		€80,000.00
Profit sharing(1)	€5,055.55	€4,022.00		N/A	(2)	€5,055.55	(3)
Annual variable compensation	€142,896.00	€174,538.00	(4)	€131,020.00		€142,896.00	(5)
Multi-annual variable compensation(6)	N/A	N/A		N/A		N/A
Exceptional compensation	N/A	N/A		N/A		N/A
Director’s fees	N/A	N/A		N/A		N/A
Benefits in kind	€4,800.00	€4,800.00		€4,800.00		€4,800.00
Total	€568,751.55	€599,360.00		€561,900.00		€578,831.55

(1)	Paid pursuant to the profit sharing agreement dated June 20, 2012. Corporate Officers benefit from this profit sharing agreement by virtue of their employment agreement.
(2)	The amount of profit sharing is known in June of the following year.
(3)	Paid in July 2014 for fiscal year 2013.
(4)	Paid in March 2013 for fiscal year 2012.
(5)	Paid in March 2014 for fiscal year 2013.
(6)

Additional details on the multi-annual variable compensation implemented on June 24, 2013 and June 26, 2014 are provided below. No compensation was earned or paid pursuant to this mechanism in 2013 and 2014.

Pascal Rouiller

The variable part of Mr. Pascal Rouiller’s compensation is based on the achievement of individual objectives (accounting for a third of the variable compensation) and financial objectives (accounting for two-thirds of the variable compensation). His target amount was set at 75% of his fixed compensation.

For fiscal year 2014, the individual objectives of Mr. Pascal Rouiller related to HSE, our Group performance plan, technology, strategic development of the Equipment Division and human resources.

The financial objectives were related to net earnings per share (25% weighting), Group free cash flow (15% weighting), Group EBITDAS minus tangible and intangible investments made during the fiscal year (10% weighting), Equipment EBITDAS minus tangible and intangible investments made during the fiscal year (10% weighting), Equipment Division production (20% weighting), Group EBIT (10% weighting) and Equipment Division EBIT (10% weighting).

In 2014, Mr. Pascal Rouiller’s objectives were achieved at 38% of the target amount of his variable compensation and 28% of his fixed compensation.

The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Pascal Rouiller, in fiscal years 2013 and 2014 are set forth below:

	2013				2014
Pascal Rouiller Corporate Officer	Amounts earned		Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€336,000.00	(1)	€336,000.00	(1)	€346,080.00	(1)	€346,080.00	(1)
Fixed compensation as Executive Officer	€80,000.00		€80,000.00		€80,000.00		€80,000.00
Profit sharing(2)	€4,904.64		€3,845.00		N/A	(3)	€4,904.64	(4)
Annual variable compensation	€162,448.00		€175,084.00	(5)	€120,368.00		€162,448.00	(6)
Multi-annual variable compensation(7)	N/A		N/A		N/A		N/A
Exceptional compensation	N/A		N/A		N/A		N/A
Director’s fees	N/A		N/A		N/A		N/A
Benefits in kind	€5,280.00		€5,280.00		€5,280.00		€5,280.00
Total	€588,632.64		€600,209.00		€551,728.00		€598,712.64

(1)	Including €12,000 paid pursuant to his position as Executive Officer in Sercel SA.
(2)	Paid pursuant to the profit sharing agreement dated June 20, 2012. Corporate Officers benefit from this profit sharing agreement by virtue of their employment agreement.
(3)	The amount of profit sharing is known in June of the following year.
(4)	Paid in July 2014 for fiscal year 2013.
(5)	Paid in March 2013 for fiscal year 2012.
(6)	Paid in March 2014 for fiscal year 2013.
(7)

Additional details on the multi-annual variable compensation implemented on June 24, 2013 and June 26, 2014 are provided below. No compensation was earned or paid pursuant to this mechanism in 2013 and 2014.

Multi-annual bonus plan in the form of performance units

On June 24, 2013 and June 26, 2014, the Board of Directors of the Company, upon the Appointment-Remuneration Committee’s proposal, implemented a multi-annual bonus system in the form of performance units, replacing the performance shares plans with a twofold objective:

•	Implement a globally harmonized remuneration mechanism consistent with the growing internalization of our Group, and

•

Establish a closer link between the remuneration of the main senior executives and the share price performance and the economic performance of the Group taken as a whole on a mid-term basis (three years).

The Corporate Committee members (including the Chief Executive Officer and the Corporate Officers) along with the senior executives of the Group and certain employees contributing to the Group performance or with a strong evolution potential within the Group are eligible for the plan.

The performance units vest upon the expiry of a three-year period from the allocation date subject to a presence condition in the Group at the time of vesting and achievement of certain performance conditions. These performance conditions, each conditioning the vesting of 50% of the allocation, are based on the achievement of Group objectives related to the return on capital employed and balance sheet structure along with achievement of Divisions’ financial objectives aligned with the Group strategic orientations over a three-year period.

The number of vested performance units under these two plans is based on achievement of the Group objectives up to 60% of the global allocation. The balance is allocated based on the achievement of the Divisions’ objectives.

The valuation of each vested performance unit under these two plans shall be equal to the average closing price of CGG shares on Euronext over the five trading days prior to the vesting date. The vested performance units will be paid half in cash and half in existing CGG shares.

The performance units allocated to the Chief Executive Officer and the Corporate Officers by the Board of Directors on June 24, 2013, and June 26, 2014 are set forth below:

Name of the Executive Officer	Date of Board Meeting	Maximum number of Performance Units	Valuation of performance units pursuant to the method used for consolidated financial statements (€)	Acquisition date
Jean-Georges MALCOR Chief Executive Officer	06.24.2013	27,500	462,000	06.24.2016

Stéphane-Paul FRYDMAN Corporate Officer	06.24.2013	12,500	210,000	06.24.2016

Pascal ROUILLER Corporate Officer	06.24.2013	12,500	210,000	06.24.2016

Jean-Georges MALCOR Chief Executive Officer	06.26.2014	27,500	287,500	06.26.2017

Stéphane-Paul FRYDMAN Corporate Officer	06.26.2014	12,500	130,500	06.26.2017

Pascal ROUILLER Corporate Officer	06.26.2014	12,500	130,500	06.26.2017

Messrs. Robert Brunck and Remi Dorval, successively Chairman of the Board of Directors during 2014, did not receive any variable compensation under the performance unit plan.

Corporate Committee

As of December 31, 2014, the compensation of the members of Corporate Committee consists of a fixed element and a bonus.

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

Considering the importance of this variable part, the amount of the Corporate Committee members’ compensation may significantly vary from one year to another. The variable part is set and paid the following year, in March. The aggregate compensation of our Corporate Committee, including the Executive Officers paid in fiscal year 2014 was €3,030,090, including the benefits in kind but excluding Directors’ fees, if any.

Contractual indemnity in case of termination

Chief Executive Officer

The Board of Directors of June 4, 2014, having renewed the term of office of Mr. Jean-Georges Malcor for a three-year period, also renewed, for the duration of this office, the terms and conditions of the advantages granted to Mr. Jean-Georges Malcor in case of termination of its term of office as they had previously been approved by the Board of Directors of May 10, 2012 and ratified by the General Meeting of May 3, 2013. These benefits will be submitted to the General Meeting of May 29, 2015 for ratification.

These advantages are the following:

Mr. Jean-Georges Malcor does not benefit from any contractual termination indemnity, except in case of a forced departure relating to a change of control or a change of strategy. Such indemnity shall be equal to the difference between:

(i)	a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Jean-Georges Malcor during the 12-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Jean-Georges Malcor over the 36-month period preceding his departure date, (hereinafter “the Reference Annual Compensation”), and

(ii)	any sum to which Mr. Jean-Georges Malcor may be entitled as a result of his departure from the Group, including any sums to be paid further to the application of his non-competition commitment.

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

Finally, pursuant to said article L.225-42-1 of the French Commercial Code in particular, the Board of Directors shall verify prior to the payment of the special severance payment (i) that the performance conditions described above are duly fulfilled and (ii) that the payment of such special termination indemnity complies with the Corporate Governance Code applicable at the date of departure.

Corporate Officers (Directeurs Généraux Délégués)

The benefits granted to Messrs. Frydman and Rouiller in case of their departure from the Group were renewed by the Board of Directors on February 25, 2015 upon renewal of their term of office and will be submitted to the General Meeting of May 29, 2015 for ratification. They include the following:

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

•	The average Group EBITDAS margin over the four years preceding the date of departure shall be at least 25%.

Payment of the full amount of the special termination indemnity is subject to the fulfillment of two conditions out of three. Should only one of the objectives be fulfilled, then the beneficiary would only be entitled to 50% of his special termination indemnity.

Finally, pursuant to said article L.225-42-1 of the French Commercial Code in particular, the Board of Directors shall verify prior to the payment of the special severance payment (i) that the performance conditions described above are duly fulfilled and (ii) that the payment of such special termination indemnity complies with the Corporate Governance Code applicable at the date of departure.

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

This non-compete agreement applies to any geophysical data acquisition, processing or interpretation services or the provision of equipment or products designed for the acquisition, processing or interpretation of geophysical data. Mr. Jean-Georges Malcor has agreed that he will not contribute to projects or activities in the same field as those in which he was involved at CGG for period of 18 months starting on the date on which he leaves the Group.

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

General benefits plan

Chairman of the Board of Directors

On March 26, 2015, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the extension to Mr. Remi Dorval of the benefit of the Group’s general benefits plan applicable to all employees. This agreement will be submitted to the General Meeting to be held on May 29, 2015 for ratification.

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

In addition, on November 30, 2011, and pursuant to the procedure applicable to related-party agreements set forth by section L.225-38 and seq. of the French Commercial, the Board of Directors authorized the final execution of this agreement as per the final conditions proposed by the insurer and authorized as well the Company to pay an additional amount of €40,000 for the whole duration of the agreement. This agreement was ratified by the General Meeting on May 10, 2012. This new agreement was concluded on December 20, 2011. It replaces the agreement that took effect in September 2011 and which had been authorized on June 30, 2010.

Individual insurance covering loss of employment

Pursuant to the procedure applicable to related-party agreements set forth by section L.225-38 and seq. of the French Commercial Code, the Board of Directors authorized, on June 30, 2010, the Company to subscribe with GSC Gan, as from July 1, 2010, an individual insurance policy covering loss of employment, in favor of Mr. Jean-Georges Malcor. The annual subscription fee payable by the Company amounts to €10,278.77 for 2014. This insurance provides for the payment of a maximum of 12.9% of his 2014 target compensation (corresponding to €162,941), for a duration of 12 months. This agreement was ratified by the General Meeting held on May 4, 2011.

Supplemental Retirement Plan

A supplemental retirement plan for the members of the Executive Committee of the Group (as composed prior to February 1, 2013) and the Management Board of Sercel Holding (as composed prior to April 19, 2012) (whom we refer to here as the “Beneficiaries”) was implemented on January 1, 2005. The Chief Executive Officer and the Corporate Officers benefit from this plan. It is an additive defined benefit plan with a cap. Accruals are acquired per year of service, with a double limit:

•	potential rights are applied in addition to the mandatory basic and supplementary pension schemes but cannot, however, procure in aggregate for all schemes, a replacement rate exceeding 50%;

•	potential rights are calculated on the basis of seniority with an upper limit of 20 years. They are accrued up to:

—	1.5% of the remuneration used as reference, per seniority year within the company and up to 20 years, for the portion of remuneration below 20 times the Social security upper limit,

—	1% of the remuneration used as reference, per seniority year within the company and up to 20 years, for the portion of remuneration above 20 times the Social security upper limit.

Further, to participate in the plan, the Beneficiaries must comply with the main following cumulative conditions:

•	have liquidated their social security pension and all possible other rights to pensions;

•

have at least five years of service as member of the Executive Committee of the Group (as composed prior to February 1, 2013) or of the Management Board of Sercel Holding (as composed prior to April 19, 2012) and until they were 55 years of age; and

•	end their professional career when leaving the Company.

The conditions relating to the age and length of service are assessed taking into account the service continuity within the new governance bodies of the Group. This plan was closed to new comers on July 1, 2014.

As of December 31, 2014, the Company’s commitment under the supplemental retirement plan corresponds for Mr. Jean-Georges Malcor, Chief Executive Officer, Mr. Stéphane-Paul Frydman and Mr. Pascal Rouiller, Corporate Officers, to an annual pension equal to 16%, 26% and 25% of their annual 2014 target compensation, respectively.

The aggregate present benefit value of this supplemental plan as of December 31, 2014 was €13,402,035 of which €1,039,625 has been recorded as an expense for fiscal year 2014.

Of such present benefit value, the portions relating to (i) Mr. Jean-Georges Malcor, Chief Executive Officer, are €1,750,150 and €334,176 respectively, (ii) Mr. Stéphane-Paul Frydman, Corporate Officer, are €1,551,588 and €124,996 respectively and (iii) Mr. Pascal Rouiller, Corporate Officer are €3,751,068 and €151,004 respectively.

Directors’ compensation

Directors (excluding our Chief Executive Officer) as a group received aggregate compensation of €766,794.52 in January 2015 for services provided in their capacity as Directors during fiscal year 2014. This amount is divided into a fixed and variable component on the basis of one-third of the basic amount for function and two-thirds for presence as described hereafter. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to Directors except for our Chief Executive Officer (“Supplemental Retirement Plan”).

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

Allocation of the lump sum:

In addition to the basic amount, a lump sum is allocated as follows:

•	€20,000 for each Director residing outside France, i.e. a global amount of €120,000;

•	€10,000 for the Chairman of the Audit Committee;

•	€5,000 for each other Audit Committee’s member, i.e. a global amount of €20,000.

The following table sets forth the amounts CGG paid to its Directors, for the year ended December 31, 2014:

Name	Amount paid to CGG’s directors for fiscal year 2014	Amount paid to CGG’s directors for fiscal year 2013
Olivier Appert	€62,319.48	€51,288.34
Loren Carroll	€71,818.11	€67,515.15
Jean Dunand(1)	N/A	€25,146.45
Jean-Yves Gilet(2)	€24,525.40	N/A
Agnès Lemarchand	€62,412.72	€67,826.40
Gilberte Lombard	€79,685.24	€54,411.11
Hilde Myrberg	€81,651.66	€74,141.97
Robert F. Semmens	€81,545.53	€74,141.97
Kathleen Sendall	€80,877.71	€75,212.08
Daniel Valot	€82,051.87	€90,768.63
Terence Young	€61,510.98	€67,007.90

(1)	Mr. Dunand’s term as Director of the Company expired on May 3, 2013. Mr. Dunand was not replaced.
(2)	Mr. Gilet was coopted in replacement of Mr. Robert Brunck, on July 31, 2014.

Pursuant to applicable law, Directors, except the Chief Executive Officer, are not entitled to be allocated stock options and/or performance shares of the Company.

As of December 31, 2014, our Directors and Executive Officers held an aggregate of 171,034 shares and 11,465 ADS of CGG. As of December 31, 2014, none of our Directors and Executive Officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.

Board practices

The Company complies with the AFEP-MEDEF Code of corporate governance for listed companies (the “AFEP-MEDEF Code”). This Code is available on the website of the MEDEF (www.medef.fr).

The Appointment-Remuneration Committee and the Board review the qualification of the directors as independent on an annual basis before release of the annual reports.

In accordance with Article 9.1 of the AFEP-MEDEF Code, the Board of Directors considers that a director is independent when he or she has no relationship of any kind whatsoever with the company, its group or its management that may impair his or her freedom of judgment. The Appointment-Remuneration Committee and the Board of Directors rely on the criteria set out by the AFEP-MEDEF Code to assess the independence of each director. These criteria are the following:

•

not to be an employee or an executive director of the corporation, or an employee or director of its parent or a company that it consolidates, and not having been in such a position for the previous five years;

•

not to be an executive director of a company in which the corporation holds a directorship, directly or indirectly, on in which an employee appointed as such or an executive director of the corporation (currently in office or having held such office going back five years) is a director;

•	not to be a customer, supplier, investment banker or commercial banker:

•	that is material for the corporation or its group;

•	or for a significant part of whose business the corporation or its group accounts;

•	not to be related by close family ties to an executive director;

•	not to have been an auditor of the corporation within the past five years;

•	not to have been a director of the corporation for more than twelve years;

•	not to represent a significant shareholder of the company holding more than 10% of the voting rights)

As part of its review, and as an exception to the AFEP-MEDEF Code, the Appointment-Remuneration Committee and the Board of Directors estimated that the fact that Messrs. Loren Carroll and Remi Dorval had been members of the Supervisory Board of CGG Holding B.V., a wholly-owned subsidiary of the Company, until September 1, 2010, does not impair their independence.

With regard to the criterion relating to business relations, the Appointment-Remuneration Committee and the Board of Directors confirmed that, to the best of their knowledge, there was no existing business relationship between the Directors and the Company or its Group.

Finally, the Appointment-Remuneration Committee and the Board of Directors also confirmed that Mr. Remi Dorval, who qualified as independent before his appointment as Chairman of the Board, continued to meet all of the criteria set out by the AFEP-MEDEF Code.

In its meeting held on February 25, 2015, the Board therefore confirmed that 7 out of the 12 Directors who were sitting on the Board at that time qualified as independent (i.e. half of the Board members, which is compliant with the recommendation of the AFEP-MEDEF Code(1)): Mrs. Agnès Lemarchand, Mrs. Gilberte Lombard, Mrs. Hilde Myrberg and Mrs. Kathleen Sendall and Messrs. Loren Carroll, Remi Dorval, and Terence Young.

The Board of Directors carries out any controls and checks it deems appropriate.

In 2014, the Board of Directors of the Company met 12 times. The average attendance rate of Directors at these meetings was 83.80%.

Statutory, consolidated and interim financial statements — Annual Shareholders’ Meeting:

The Board, among others, approved the Company’s annual financial statements and the 2013 consolidated annual financial statements and reviewed the interim quarterly and half-year results for fiscal year 2014 and the 2014 forecasts and the 2015 pre-budget.

(1)	The AFEP-MEDEF Code recommends that independent directors should account for half the members of the Board of Directors in widely-held corporations without controlling shareholders.

The Board also convened the General Meeting of shareholders held in June 2014 and approved the reports and resolutions to be submitted to shareholders’ approval.

Governance:

The Board approved the modification of the composition of some committees of the Board and modified its internal rules and regulations accordingly. The Board reviewed the qualification of Directors as independent and modified the allocation rules of directors’ fees. The Board also decided to maintain the split of the functions of Chairman of the Board and Chief Executive Officer, approved the appointment of the Chairman of the Board, the renewal of the term of office of the Chief Executive Officer and of its letter of protection.

Compensation:

The Board approved the compensation components of the senior executive officers for fiscal year 2014. The Board also decided to implement (i) a stock options plan for certain employees of the Group and a specific plan for the members of the Corporate Committee (including the Chief Executive Officer and the two Corporate Officers), subject to performance conditions, and (ii) a performance units plan for certain employees of the Group members of the Corporate Committee (including the Chief Executive Officer and the two Corporate Officers), the allocation being subject to performance conditions.

The Board also determined that the performance conditions set out in the performance share plan dated June 26, 2012, in the stock option plan dated March 24, 2011 applicable to the senior executive officers (3rd batch) and in the stock option plan dated June 26, 2012 applicable to the senior executive officers and the Executive Committee members (1st batch) were partially met.

Financial and strategic transactions:

The Board approved the strategic orientations of the Group for 2014 and replied to the opinion issued by the works council on said orientations further to the information and consultation process of said council.

The Board also approved the contribution of the land contractual acquisition activity in North America to Geokinetics.

The Board also approved the following financial transactions:

•	high yield bond denominated in euros for €400 million;

•	high yield bond denominated in US$ for US$500 million; repurchase of the 2016 bonds convertible into and/or exchangeable for new of existing shares;

•	amendments to the French and US credit facility agreements;

•	amendment and extension of its Nordea credit facility with a pool of lenders under the leadership of Nordea.

Finally, the Board also very thoroughly expertized and analyzed the unsolicited approach by Technip on November 10, 2014 and subsequently the alternative solutions contemplated in lieu of the Technip pre-offer.

In this perspective, the Board organized a special Committee composed of certain board members. This Committee has been the day to day interlocutor of the general management and the board on all questions relating to the Technip offer. In this scope, the Committee reviewed the propositions made by the general management and assisted the Board in its assessment of the strategy to adopt vis a vis the Technip offer. It also participated to the evaluation of possible alternative solutions to the combination project with Technip in the scope of the orientations set by the Board.

The internal Rules and Regulations of the Board of Directors define the composition, duties and operating procedures of the Board committees. The Audit Committee and the Appointment-Remuneration Committee have their own charter. They are appended to the internal rules and regulations of the Board of Directors and are available on the Company’s website (www.cgg.com).

Appointment-Remuneration Committee:

a) Responsibilities:

The responsibilities of this Committee in terms of propositions and/or recommendations to be made to the Board of Directors relate to:

1.	the compensation to be paid to the senior executive officers (“mandataires sociaux”) to be appointed from time to time, including the procedures for setting the variable part thereof and the grant of possible benefits in kind;

2.	all provisions relative to the retirement of the senior executive officers considered as “mandataires sociaux”;

3.	for the “mandataires sociaux”, the deferred elements of the compensation packages (pension, severance payment) to be submitted to the Shareholders’ Annual Meeting;

4.	the evaluation of financial consequences on the Company’s financial statements of all compensation elements for mandataires sociaux;

5.	the contracts between the Company and a “mandataire social”;

6.	the possible candidacies for filling Director’s positions, positions as senior executive officer considered as “mandataire social” or positions as a member of a Board Committee;

7.	the periodical review of the independence of Board members;

8.	the Directors’ fees level and their allocation rules;

9.	the realization of capital increases reserved for the employees; and

10.	the installation of cash and/or share compensation plans.

In addition to the assignments here above described, this Committee is also in charge of:

1.	examining compensation of the Corporate Committee (“C-Com”) members and its evolution;

2.	carrying out performance evaluation of the Board and its committees;

3.	carrying out performance evaluation of the Chairman of the Board and the Chief Executive Officer;

4.	reviewing the succession planning process of C-Com members;

5.	ensuring compliance of compensation and benefits policies with all applicable regulations;

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

b) Composition:

As of the date of this report, the members of the Committee are as follows:

Hilde Myrberg (Chairman)(*)

Jean-Yves Gilet

Robert Semmens

Agnès Lemarchand(*)

Kathleen Sendall(*)

(*)	independent director

In compliance with the AFEP-MEDEF Code, this Committee is composed of a majority of independent Directors. The Chairman of the Board and the Chief Executive Officer are involved in the work of the committee relating to the appointment of directors.

c) Activity:

In 2014, this Committee met six times. The average meeting attendance rate was 93.30%.

During these meetings, the Committee examined, inter alia, (i) the remuneration of the Chairman of the Board, of the Chief Executive Officer and of the Corporate Officers (“Directeurs Généraux Délégués”) and their 2014 objectives, (ii) the compensation of the other members of the C-Com, (iii) the amount of the Directors’ fees and their allocation rules, (iv) the implementation of the new LTI program1, (v) the report on the qualification of Directors as independent prior to its submission to the Board of Directors, (vi) the paragraphs in the annual reports’ (including the management report, Document de Référence and our annual report on Form 20-F) regarding the compensation of the mandataires sociaux, (vii) the 2014 bonus plans, (viii) the succession planning of E-Com and M-Com members, (ix) the implementation of the evaluation process for the Board, the Chairman and the Chief Executive Officer, (ix) the composition of Board Committees.

A detailed description of the compensations paid in 2014 to the senior executive officers are set forth in item 6 — Compensation — of this report. Information relating to deferred severance indemnity and supplementary retirement plan are also included.

Technology/Strategy Committee:

Until July 31, 2014, the Board had a Strategic Planning Committee and a Technology Committee.

The responsibilities of the Strategic Planning Committee included the study of the business plans and budgets, the strategic options for the Company, the organic development, and projects related to financial transactions. During 2014, the Strategic Planning Committee met four times. The average attendance rate of Committee members was 100%. During its meetings, the Committee was mainly consulted on the preparation and implementation of the 2014-2016 strategic plan of the Group, and on the associated cost reduction plan.

The Technology Committee was responsible for assisting the Board in reviewing the technology offer from competitors and other oil service companies, the Group’s development strategy in reservoir imaging including

[1]	The description of the stock-option and performance unit plans implemented in 2014 are described in item 6 of this report.

seismic and opportunities in other oilfield services and products, the main development programs in services and equipment, research and development budgets, and the protection of intellectual property. During 2014, the Technology Committee met once. The attendance rate of Committee members was 100%. During its meeting, the Committee reviewed the latest technological developments of the Group divisions, and certain specific technological projects.

Since July 31, 2014, the Technology and Strategy Committees have been combined in a single Committee called Technology/Strategy Committee. This Committee will meet twice a year at least and its responsibilities will relate to :

•	The Company’s strategic options and orientations in relation to technology, markets and business,

•	The technologic development strategy in the various business of the Group,

•	The broad lines of the Group’s budget,

•	The intellectual property protection policy,

•	The main R&D programs,

•	The strategic M&A transactions,

•	The Company’s organic development,

•	The projects related to financial transactions,

•	The major investment transactions or disposal of assets.

As of the date of this report, the members of the Committee are as follows:

Remi Dorval(*) (Chairman)

Olivier Appert

Jean-Yves Gilet

Robert Semmens

Terence Young(*)

(*)	independent director

During 2014, this Committee met once. The attendance rate of Committee members in this meeting was 100%. During this meeting, the Committee was presented an update on the current technological projects within the Acquisition Division and reviewed the various businesses and portfolio of services currently existing within the GGR division.

HSE/Sustainable Development Committee:

a) Responsibilities:

The Committee’s assignments are the following:

•

Support General Management in developing a strategic approach to Health, Safety, Security and Environment (“HSE”) & Sustainable Development (“SD”). Determine the main axes for the improvement of HSE performance on an ongoing basis. Encourage, assist and counsel General Management is maintaining and improving HSE & SD performance;

•	Monitor the performance of CGG’s HSE & SD systems and programs, and at the Committee’s discretion, recommend any changes to the Board;

•	Review CGG HSE & SD performance at each regularly scheduled meeting. Benchmark CGG performance against its peers in the industry;

•	Review the Group’s high rated HSE & SD operational risks and the controls put in place to manage these risks. Review high impact incidents and near misses such as fatalities and HPIs;

•	Review the Group’s SD programs (principally environmental, social and ethical matters) and provide support and direction concerning the mid-term and long-term direction of CGG efforts in this area;

•	Monitor the Group’s compliance with applicable laws related to HSE & SD;

•	Review the Group’s crisis management preparedness. Monitor any major crisis and support the Board and General Management team as necessary in the event of such a crisis;

•	Recommend to the Board and to General Management desirable policies and actions from its review and monitoring activity.

The Committee reports to the Board on its proceedings after each meeting, on all matters within its duties and responsibilities.

b) Composition:

As of the date of this report, the members of the Committee are as follows:

Kathleen Sendall(*) (Chairman)

Gilberte Lombard(*)

Daniel Valot

Terence Young(*)

(*)	independent director

c) Activity:

In 2014, the Committee met three times. The attendance rate of Committee members was 83.30%.

During these meetings, the Committee reviewed the following items: (i) the high potential incidents that occurred in the Land and Marine acquisition business lines as well the Group HSE indicators, (ii) the review of specific risks (helicopter transportation, airborne aviation, risks on flora & fauna), (iii) the HSE good practices implemented within the Group and the actions implemented in terms of sustainable development.

Audit Committee:

a) Responsibilities:

Pursuant to its charter, the Audit Committee is responsible for assisting the Board of Directors and, as such for preparing its assignments.

In the scope of the duties of the Audit Committee as defined by law, the Audit Committee shall, inter alia:

a.	monitor the financial reporting process;

b.	monitor the effectiveness of the Company’s internal control and risk management systems;

c.	monitor the statutory audit of the annual and consolidated accounts;

d.	review and monitor the independence of the statutory auditors.

In this scope, the Committee is specifically in charge of:

•	Assignments relating to accounts and financial information:

•	Reviewing and discussing with General Management and the statutory auditors the following items:

•	the consistency and appropriateness of the accounting methods adopted for establishment of the corporate and consolidated financial statements;

•	the consolidation perimeter;

•	the draft annual and consolidated accounts, semi-annual and quarterly consolidated financial statements along with their notes, and especially off-balance sheet arrangements;

•	the quality, comprehensiveness, accuracy and sincerity of the financial statements of the Group.

•	Hearing the statutory auditors report on their review, including any comments and suggestions they may have made in the scope of their audit;

•	Examining the draft press releases related to the Group financial results and proposing any modifications deemed necessary;

•	Reviewing the “Document de Référence” and the annual report on Form 20-F;

•	Raising any financial and accounting question that appears important to it.

•	Assignments relating to risk management and internal control:

•

Reviewing with the General Management (i) the Company’s policy on risk management, (ii) the analysis made by the Company of its major risks (risk mapping) and (iii) the programs put in place to monitor them;

•

Reviewing with the General Management (i) the role and responsibilities with respect to internal control; (ii) the principles and rules of internal control defined by the Company on its general internal control environment (governance, ethics, delegation of authority, information systems...) and on the key processes (treasury, purchase, closing of the accounts, fixed assets...), (iii) the internal control quality as perceived by the Company and (iv) significant deficiencies, if any, identified by the Company or reported by the external auditors (article L.823-16 of the French commercial code) as well as the corrective actions put into place;

•

Reviewing (i) the Report of the Chairman on Board of Directors’ Composition, Preparation and Organization of the Board of Directors’ Work, and Internal Control and Risk Management and (ii) the conclusions of the external auditors on this report.

•	Assignments relating to internal audit:

•	Reviewing with General Management and the Senior Vice President in charge of Internal Audit:

•	the organization and operation of the internal audit;

•	the activities and in particular the missions proposed in the scope of the internal audit plan approved by management and presented to the Committee;

•	results of internal audit reviews.

•	Assignments relating to external audit:

•	Reviewing with the statutory auditors their annual audit plan;

•	Hearing, if necessary, the statutory auditors without General Management being present;

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

The following persons attend the Committee meetings: the Chairman of the Board of Directors, the Chief Executive Officer, the Corporate Officers, the relevant members of the E-Com, the Chief Financial Officer, the Senior Vice President Group Chief Accounting Officer, the auditors, the Senior Vice President Internal Audit who presents an update on significant missions at least twice a year.

The Audit Committee usually meets before each session of the Board of Directors. For practical reasons that are linked to the presence of two directors residing abroad, meetings of the Audit Committee are held in general on the eve of the Board of Directors. In order that this constraint does not prevent the proper functioning of the Committee, the Chairman of the Board and the Chief Executive Officer ensure that the members of the Committee receive the necessary documents and information sufficiently in advance in order to have sufficient time to be able to review the accounts.

Minutes of each meeting are taken. Furthermore, the Chairman of the Committee reports on its work at every Board of Directors’ Meeting. This report is recorded in the minutes of the Board of Directors’ Meeting.

b) Composition:

As of the date of the present report, the members of the Committee are as follows:

Gilberte Lombard (Chairman)(*)

Loren Carroll(*)

Olivier Appert

Agnès Lemarchand(*)

Hilde Myrberg(*)

(*) independent director

Gilberte Lombard was appointed as Financial Expert by the Board of Directors in 2013 pursuant to section 407 of Sarbanes Oxley Act.

Both Ms. Gilberte Lombard and Mr. Loren Carroll qualify as independent members of the Committee with specific competences in financial and accounting matters pursuant to article L.823-19 of the French Commercial Code.

Ms. Gilberte Lombard developed an extensive financial and accounting expertise through the various financial responsibilities she has held within the HSBC Group (previously Crédit Commercial de France), where she spent her career. After the privatization of Credit Commercial de France (1987), she was the Investor relations officer, in charge of the relation with financial analysts and institutional investors, and coordinated the information policy vis a vis the shareholders of the bank: major shareholders as well as individual shareholders. After Credit Commercial de France had been taken over by HSBC (2000), she was appointed as head of the financial transactions (Directeur des Opérations Financières) in charge of structuring and implementing sales, acquisitions, mergers for HSBC and managing HSBC industrial and financial portfolio. As part of her assignments, she was appointed as member of the board and the audit committee of several companies of the HSBC group in France. In 1990, she was also appointed secretary of the board and was in charge, in particular, of of the relations with the main shareholders of the bank.

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

c) Activity:

In 2014, the Committee met nine times with an average attendance rate of committee members of 86.70%.

During these meetings, the Committee reviewed draft versions of the annual consolidated financial statements for 2013 (and in particular the impairment tests), and the consolidated financial statements for the first quarter, the first semester and the third quarter of 2014. It also reviewed the 2014 forecasts. The Committee also provided to the Board its recommendations concerning these financial statements. The Committee reviewed the Chairman’s report on Board of Directors’ Composition, Preparation and Organization of the Board of Directors’ Work and on Internal Control and Risk Management, the 2013 annual report on Form 20-F and the Document de Référence.

The Committee also met with the external auditors without General Management being present. During this meeting, the auditors and the Committee had an overview of the audit work performed for the closing of the 2013 financial statements.

The 2014/2013 risk mapping, before and after mitigation has been presented to the Audit Committee. In this scope, the Committee also approved and implemented the annual review plan of the main risks of the Group and of certain specific risks that it determined. In this scope, in particular, the Committee reviewed the financial information systems and the information security, the Group policy with respect to ethics and the role and missions of the Ethics committee and the progress of the trade compliance action plan.

The Committee also examined the work to be performed by the statutory auditors in the scope of their audit on the 2014 financial statements and approved their fee estimates for this work. The audit reviews are mostly focused on significant risks which may impact the financial statements. In compliance with the Committee’s procedures for its prior approval of non-audit services provided by the members of our auditors’ network, the Committee reviewed such services performed in 2014 and approved them as necessary.

The Committee reviewed the activities of the internal audit team, which acts according to a plan established by the E-Com and submitted to the Committee. This plan is established in light of perceived operational and financial risks with the goal of systematically reviewing the major entities of each business division on a five-year basis. It includes a review of the risks identified in the risk mapping presented to the Committee by the Enterprise Risk Management Department.

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

In addition, the Committee was regularly kept informed of the Group’s situation with respect to cash, debt, mid-term refinancing, cash flow forecasts and the Group’s hedging policy. The Committee reviewed the multi client activity including an in-depth review of its accounting principles.

Finally, the Committee examined the accounting consequences of the acquisition of Fugro Geoscience Division and renewed the preliminary assessment made with respect to risks’ management and control within the Fugro entities recently integrated into the Group.

Employees

As of December 31, 2014, we had 8,540 permanent employees worldwide. Of the total number of permanent employees, 2,308 belong to the Equipment Division, 2,153 to the Acquisition Division, 3,391 to the Geology, Geophysics and Reservoir (“GGR”) Division and 688 to the Group Functions, which includes shared services and corporate. 37 were employed by the holding company CGG SA. We have never experienced a material work stoppage and consider our relations with our employees to be constructive. A significant part of our permanent employees are technicians and persons holding engineering degrees; we have developed significant in-house training programs to sustain this high level of technical skills.

Our workforce of permanent employees decreased from 9,688 at December 31, 2013 to 8,540 at December 31, 2014. This decrease was mainly due to the reduction of our seismic fleet and the sale of our North America Land Contract business.

The 2014 turnover rate was 17.83% (total) or 6.5% (if only voluntary leavers are taken into account). The total turnover rate was 11.5% for 2013 and 10% for 2012.

Our international activity led us to recruit fewer employees in 2014 (a total of 587). We are looking for experienced technical profiles as well as a high proportion of young graduates, especially for the Geology, Geophysics, and Reservoir Division. The talents we integrate, coupled with the expertise of our teams, enable us to be at the forefront of innovation.

The Group maintains close relations with schools and universities which can provide it with the talent it needs. Promotional actions with students include strong participation in forums and educational programs allowing school and university students to learn about geosciences. These programs are notably implemented by trade associations such as SEG (Society of Exploration Geophysicists) and EAGE (European Association of Geoscientists & Engineers).

In accordance with French law each of our French subsidiaries (representing a total of 1,898 employees) has an Employee Representation Committee (Work Council — Comité d’Entreprise) consisting of representatives elected by our employees. The Work Council reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to working conditions and is regularly informed of economic developments. Elections held in November 2012 within the scope of the Unité Economique et Sociale CGG SA and CGG Services SA have led to the composition of a new Comité d’Entreprise as of December 2012. Elections in the Sercel Group of Companies in France have been conducted in 2013 and all the Employee Representation Committees have been renewed.

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

In Singapore, 34 people were represented under the collective agreement as of December 31, 2014. This represents 11.4% of our Singaporean workforce. These employees are represented by the Singapore Industrial and Services Employees Union (SISEU), an affiliated union of the National Trade Union Congress.

Offshore crews on Norwegian contracts (140 employees) are all part of a collective agreement. Salaries and other conditions are negotiated with a representative nominated to represent the union. For office employees there are 2 different collective agreements in place, organizing a total of 46 employees out of approximately 259. Salaries are decided on an individual basis. For Norway as a whole (i.e. employees on Norwegian contract), excluding Sercel, 44.9% of the employees are covered by collective agreements.

Share ownership

In accordance with French law, we are authorized annually by our shareholders at the Extraordinary General Meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Épargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the extraordinary General Meeting held on May 3, 2013, renewed our authorization to issue up to 6,250,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors sets the commencement date for the offering, nor lower than 80% of such average market price. As of December 31, 2014, Group employees held 77,800 shares corresponding to 0.04% of the share capital and 0.08% of the voting rights.

Stock options

Pursuant to resolutions adopted by our Board of Directors on March 23, 2007, March 14, 2008, March 16, 2009, January 6, 2010, March 22, 2010, October 21, 2010, March 24, 2011, June 26, 2012, June 24, 2013 and June 26, 2014, our Board of Directors has granted options to certain of our employees and Executive Officers to subscribe for an aggregate of 12,598,305 ordinary shares taking into account the various adjustment made to the number of stock options issued pursuant to French law. Options with respect to 10,696,143 ordinary shares remained outstanding as of December 31, 2014.

The following table sets forth certain information relating to these stock options plans as of December 31, 2014:

Date of Board of Directors’ resolution	Options granted(1)	Number of beneficiaries	Options exercised (ordinary shares) at December 31, 2014	Options outstanding at December 31, 2014(2)	Exercise price per ordinary share(1)	Expiration date
March 23, 2007(4)(3)	1,308,750	145	2,000	1,216,425	€28.89	March 23, 2015
March 14, 2008(5)(3)	1,188,500	130	0	1,112,331	€30.95	March 14, 2016
March 16, 2009(6)(3)	1,327,000	149	452,950	828,039	€8.38	March 16, 2017
January 6, 2010(7)(3)	220,000	1	0	231,538	€13.98	January 6, 2018
March 22, 2010(8)(3)	1,548,150	339	38,382	1,408,607	€18.47	March 22, 2018
October 21, 2010(9)(3)	120,000	3	0	126,291	€16.05	October 21, 2018
March 24, 2011(10)(3)	1,164,363	366	0	1,118,534	€24.21	March 24, 2019
June 26, 2012(11)(3)	1,410,625	413	0	1,431,487	€17.84	June 26, 2020
June 24, 2013(12)(3)	1,642,574	672	0	1,588,773	€18.47	June 24, 2021
June 26, 2014(13)(3)	1,655,843	752	0	1,634,118	€10.29	June 26, 2022
Total	11,585,805		493,332	10,696,143

(1)

Pursuant to French law and the terms of the stock option plans, the numbers of options initially granted and the exercise price were adjusted following (i) our share capital increase in December 2005, (ii) our five-for-one stock split in June 2008 and (iii) our share capital increase in October 2012. The figures shown are after adjustment.

(2)	The stock option plans provide for the cancellation of the non-vested options if the holder is no longer our employee, Director or Executive Officer.
(3)	The stock option plans provide for the cancellation of the options whether vested or not if the holder is no longer our employee, Director or Executive Officer.
(4)	Options under the 2007 plan vest by one-third each year from March 2007 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 24, 2011.
(5)	Options under the 2008 plan vest by one-third each year from March 2008 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 17, 2012.
(6)

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

(7)

110,000 options vest immediately, 55,000 will vest as of January 7, 2011 and 55,000 as of January 7, 2012. However during the first four years, the resulting shares cannot be sold by French tax residents before January 7, 2013 for the first batch and, January 7, 2014 for the second and third batches.

(8)

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

(9)

Options under the October 2010 plan vest by one-third each year from October 2010 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before October 22, 2014. The October 2010 plan consists of a plan granting 120,000 options to three members of the Executive Committee.

(10)

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

(11)

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

(12)

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

(13)

Options under the June 2014 plans vest in three batches (50% in June 2016, 25% in June 2017 and 25% in June 2018) and can be exercised at any time. The June 2014 plans consist of a plan granting 200,000 options to the Chief Executive Officer, 100,000 options to each Corporate Officer (subject to certain performance conditions) and a plan granting 1,255,843 options to certain other officers and employees.

The stock options allocated to Mr. Malcor, Chief Executive Officer, Mr. Frydman and Mr. Rouiller, Corporate Officers (the “Executive Officers”) under the plans implemented by the Company over the last two years are set forth below:

Name of the Executive Officer	Date of the Plan	Nature of stock options	Valuation of options pursuant to the method used for consolidated financial statements (€)	Maximum number of options allocated during fiscal year(1)	Subscription price(2)	Exercise period
Jean-Georges Malcor Chief Executive Officer	06.24.2013	Options to subscribe for shares	810,000	200,000 0.11%(3)	€18.47	From 06.25.2015 to 06.24.2021 inclusive

Stéphane-Paul Frydman Corporate Officer	06.24.2013	Options to subscribe for shares	405,000	100,000 0.05%(3)	€18.47	From 06.25.2015 to 06.24.2021 inclusive

Pascal Rouiller Corporate Officer	06.24.2013	Options to subscribe for shares	405,000	100,000 0.05%(3)	€18.47	From 06.25.2015 to 06.24.2021 inclusive

Jean-Georges Malcor Chief Executive Officer	06.26.2014	Options to subscribe for shares	424,000	200,000 0.11%(3)	€10.29	From 06.27.2016 to 06.26.2022 inclusive

Stéphane-Paul Frydman Corporate Officer	06. 26.2014	Options to subscribe for shares	212,000	100,000 0.05%(3)	€10.29	From 06.27.2016 to 06.26.2022 inclusive

Pascal Rouiller Corporate Officer	06. 26.2014	Options to subscribe for shares	212,000	100,000 0.05%(3)	€10.29	From 06.27.2016 to 06.26.2022 inclusive

(1)	Subject to the performance conditions described below.
(2)	The subscription price corresponds to the average of the opening share price on the last twenty trading days prior to the meeting of the Board of Directors granting the options.
(3)	Proportion of the share capital represented by the allocation.

Stock options are allocated without any possible discount.

The conditions of the plans applicable to the Executive Officers are those of the general plans, plus those described below.

The valuation of the options pursuant to the method used to prepare the consolidated financial statements does not necessarily correspond to the actual value that the beneficiary could derive from the exercise of the options. The exercise of the options is subject to the fulfillment of certain performance conditions and supposes a subscription price lower than the stock market price (as of the date of this report, the subscription price of all plans is above the stock market price). Moreover, the gain before tax that a stock option beneficiary may derive from the option exercise depends upon the share market price on the exercise date. This gain could be nil if, during the duration of the plan, the exercise price remains above the share market price.

Stock option plans dated June 24, 2013 and June 26, 2014

Performance conditions:

The Board of Directors decided, in accordance with the provisions of the AFEP-MEDEF Code that the rights to the options would be acquired in three batches during the first four years of the plan dated June 24, 2013 (50% of the options are allocated after two years, 25% of the options are allocated after three years and 25% of the options allocated after four years) and that the acquisition of options would be subject to the following performance conditions:

1.

The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index must equal at least two-thirds of the same average ratio over the same period of sixty trading days three years before the vesting date;

2.	The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG share price over SBF 120 index must equal at least two-thirds of the same average ratio over the same period of sixty trading days three years before the vesting date;

3.	Over the vesting period, the market price of the CGG share must have increased at least by 8% on an annual basis;

4.	The Group results on average over a period of three years preceding the vesting date must reach at least 90% of the average EBITDAS annual targets as determined by the Board of Directors.

Obligation to keep stock options under the registered form:

Pursuant to the provisions of article L.225-185 of the French Commercial Code, the Board of Directors decided that the number of shares resulting from the exercise of stock options that the Executive Officers benefiting from these plans will have to keep under the registered form until the end of their term shall account for 20% of the amount of the gain on the purchase price realized when exercising the options granted by the Board of Directors on June 24, 2013 and June 26, 2014.

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

Since then, no resolution relating to performance share plans has been proposed to the General Meeting for approval.

b)	Performance shares allocated to the Executive Officers in 2013 and 2014

There was no performance shares plan adopted by the Company or by any of its subsidiaries in 2013 and 2014.

c)	Performance shares finally allocated to Executive Officers during 2013 and 2014

Plan dated June 26, 2012:

The Board of Directors held a meeting on June 4, 2014 where it noted that, for the plan of June 26, 2012, the condition for the achievement of the EBITDAS for the Services sector had been met up to 87%, the condition for the achievement of the EBITDAS for the Equipment sector had been met up to 82%, and the condition for the achievement of the EBITDAS for the Group had been met up to 83%. As a result, Messrs. Malcor, Frydman and Rouiller were respectively allocated 9,534, 3,900 and 3,782 shares under this plan. Mr. Brunck, Chairman of the Board until June 4, 2014, did not benefit from this plan.

In accordance with the AFEP-MEDEF Code, the Board of Directors also decided at a meeting held on June 26, 2012 to set the number of additional shares that the Executive Officers are required to purchase at the end of the performance shares allocation period under the 2010 plan at one (1) share for twenty (20) allocated shares.

Plan dated March 24, 2011:

The Board of Directors held a meeting on February 27, 2013 where it noted that, for the plan of March 24, 2011, the condition for the achievement of the EBITDAS for the Services sector had been met up to 85%, the condition for the achievement of the EBITDAS for the Equipment sector had been met up to 108%, and the condition for the achievement of the EBITDAS for the Group had been met up to 92%. As a result, Messrs. Brunck, Malcor, Frydman and Rouiller were respectively allocated 12,423, 24,847, 7,634 and 8,166 shares under this plan.

In accordance with the AFEP-MEDEF Code, the Board of Directors held a meeting on March 24, 2011, where it decided to set the number of additional shares that the Executive Officers are required to purchase at the end of the performance shares allocation period under the 2011 plan at one (1) share for twenty (20) allocated shares.

d)	Performance shares that have become freely transferable upon expiry of the retention period, for the Executive Officers during 2013 and 2014:

2013

Name of the Executive Officer (“mandataire social”)	Date of the plan	Number of shares that have become freely transferable upon expiry of the retention period	Acquisition conditions
Pascal Rouiller* Corporate Officer	03.16.2009	3,750	N/A

*	As of the date of this plan, Mr. Pascal Rouiller was not yet Executive Officer of the Company. None of the other current Executive Officers were allocated shares under this plan.

2014

Name of the Executive Officer (“mandataire social”)	Date of the plan	Number of shares that have become freely transferable upon expiry of the retention period	Acquisition conditions
Robert Brunck Chairman of the Board of Directors	03.22.2010	8,694	1 share to purchase for 20 allocated shares
Jean-Georges Malcor* Chief Executive Officer	03.22.2010	7,113	N/A
Stéphane-Paul Frydman* Corporate Officer	03.22.2010	2,766	N/A
Pascal Rouiller* Corporate Officer	03.22.2010	2,766	N/A

*	As of the date of this plan, Messrs Malcor, Frydman and Rouiller were not yet Executive Officer of the Company. Mr. Robert Brunck was Chairman of the Board and Chief Executive Officer.

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

Name	Type of transaction	Date	Number of shares/ADS	Unit price	Amount of the transaction
Jean-Georges MALCOR Chief Executive Officer and Director	Share purchase Share purchase	March 14, 2014 September 19, 2014	12,000 2,000	€10.71 €7.57	€128,520 €15,140

Stéphane-Paul FRYDMAN Corporate Officer and SEVP Finance	Share purchase Transfer of shares Transfer of shares Transfer of shares Share purchase	May 23, 2014 September 23, 2014 September 23, 2014 September 23, 2014 September 23, 2014	2,500 4,774 1,300 500 7,500	€9.893 €7.0929 €7.0831 €7.102 €7.13855	€24,732.50 €33,861.50 €9,208.03 €3,551 €53,539.13

Remi DORVAL Chairman of the Board	Share purchase Share purchase	March 21, 2014 March 28, 2014	3,800 1,600	€11.0065 €11.3433	€41,824.70 €18,149.28

Olivier APPERT Director	Share purchase	May 12, 2014	452	€10.1756	€4,599.37

Hilde MYRBERG Director	Purchase of ADS	April 2, 2014	4,500	US$16.17	US$72,765

Daniel VALOT Director	Share purchase	June 12, 2014	3,000	€9.8642	€29,592.81

Terence YOUNG Director	Purchase of ADS	June 26, 2014	4,500	US$14	US$63,000

Item 7:	PRINCIPAL SHAREHOLDERS

Major shareholders

The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as at March 31, 2015 and December 31, 2014, 2013 and 2012.

	March 31, 2015		2014		December 31, 2013		2012
	% of shares	% of voting rights	% of shares	% of voting rights	% of shares	% of voting rights	% of shares	% of voting rights
Identity of Person or Group
Bpifrance (formerly named Fonds Stratégique d’Investissement)	7.04	12.70	7.04	12.68	7.04	11.53	7.06	11.21
IFP Energies Nouvelles	3.58	6.47	3.58	6.46	3.59	6.55	3.60	6.60
Subtotal Bpifrance and IFP Energies Nouvelles	10.62	19.17	10.62	19.14	10.63	18.08	10.66	17.81
DNCA Finance(1)	6.73	6.07	6.73	6.06	—	—	—	—
Financière de l’échiquier(2)	5.09	4.60	—	—	—	—	—	—
Manning & Napier(3)	4.82	4.35	4.82	4.34	5.48	5.00	4.30	3.94
Treasury stock	0.45	0.00	0.45	0.00	0.45	0.00	0.45	0.00
FCPE “CGG Actionnariat”(4)	0.04	0.08	0.04	0.08	0.04	0.08	0.04	0.08
Public	72.25	65.73	77.34	70.38	83.40	76.82	80.27	74.24
Total	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Calculated on the basis of the number of shares owned by DNCA Finance as indicated in the notice of threshold crossing dated December 30, 2014.
(2)	Calculated on the basis of the number of shares owned by Financière de l’Echiquier as indicated in the notice of threshold crossing dated February 13, 2015.
(3)	Calculated on the basis of the number of shares owned by Manning & Napier as indicated in the notice of threshold crossing dated December 1, 2014.
(4)	Shares held by CGG Group employees.

Shares held by the Company are deprived of voting rights for all Shareholders’ Meetings.

Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As of March 31, 2015, Bpifrance and IFP Energies Nouvelles held respectively 12,456,577 and 6,346,610 fully paid ordinary shares in the registered form for two consecutive years, giving Bpifrance and IFP Energies Nouvelles respectively 12.70% and 6.47% of the voting power of the outstanding ordinary shares at such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP Energies Nouvelles and Bpifrance are presently held in bearer form.

On March 9, 2012, Bpifrance and IFP Energies Nouvelles announced that they had entered into a shareholders’ agreement relating to their shareholding in order to implement a common approach on matters relating to the Company.

On September 26, 2012, the Company launched a share capital increase through the distribution of preferential subscription rights to existing shareholders to fund a portion of the acquisition price for the Fugro Geoscience Division (excluding multi-clients library and OBN businesses) (the “Acquisition”). The final gross proceeds amounted to €413,609,320, corresponding to the issuance of 24,329,960 new shares.

On November 20, 2012, we issued 11,200,995 bonds convertible into and/or exchangeable for new or existing shares of the Company to be redeemed on January 1, 2019 (the “2019 OCEANEs”) for a total nominal amount of €360 million. The net proceeds of the issuance were used to finance part of the purchase price of the Acquisition. The convertible bonds entitle the holders to receive new and/or existing CGG shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

See “Item 9: The offer and Listing — Offer and Listing Details” for information regarding holdings of our shares in the United States.

Changes in share capital during 2014

Transaction	Nominal value	Number of shares created	Amount of the share premium	Amount of the capital variation	Resulting total share capital
Performance shares allocation as of June 26, 2014	€0.40	174,326	N/A	€69,730.40	€70,826,076

As of December 31, 2014, the only dilutive instruments issued were stock options and bonds convertible into new or existing shares. As of this date, there were 10,696,143 outstanding stock options (as of the date of this report, the subscription price of all stock option plans is above the stock market price) and 11,200,995 outstanding (but not yet converted) convertible bonds (the 2019 OCEANEs). These instruments represented a dilution of 6.04% for the stock options, and 6.33% for the convertible bonds.

Employees shareholding

Pursuant to article L.225-102 of the French Commercial Code, we inform you that on December 31, 2014, the number of shares held by the employees of the Group, through the Group Employee Savings Plan instituted in 1997, amounted to 77,800 shares corresponding to 0.04% of the share capital and 0.08% of the voting rights of CGG.

Related party transactions

We sell products and services to related parties, pursuant to arm’s length contracts.

	December 31,
	2014				2013				2012 (restated)
	Joint Ventures (a)	Associates (b)	Other Related Parties (c)	Total	Joint Ventures (a)	Associates (b)	Other Related Parties (c)	Total	Total
	(in millions of US$)
Sales of geophysical equipment	—	67.8	—	67.8	—	1.4	—	1.4	10.9
Equipment rentals and services rendered	18.8	18.0	3.5	40.3	27.8	21.6	15.3	64.7	45.5
Operating Revenue	18.8	85.8	3.5	108.1	27.8	23.0	15.3	66.1	56.4

Charter expenses	29.9	—	—	29.9	32.7	—	22.0	54.7	64.3
Ship management expenses	110.7	—	—	110.7	91.6	—	—	91.6	67.8
Costs of services rendered	24.5	3.2	—	27.7	44.3	4.4	5.0	53.7	56.9
Cost of operations	165.1	3.2	—	168.3	168.6	4.4	27.0	200.0	189.0

Trade accounts and notes receivable, including agency arrangements	3.9	42.7	—	46.6	6.9	26.9	10.6	44.4	29.1
Financial assets (see note 7)	26.7	45.1	—	71.8	25.0	—	—	25.0	28.3
Receivables	30.6	87.8	—	118.4	31.9	26.9	10.6	69.4	57.4

Trade accounts and notes payable, including agency arrangements	21.5	60.6	—	82.1	10.2	32.0	—	42.2	19.9
Financial liabilities — Finance lease debt	18.5	—	—	18.5	19.9	—	—	19.9	21.3
Payables	40.0	60.6	—	100.6	30.1	32.0	—	62.1	41.2

Future leases commitments	269.9	—	—	269.9	303.6	—	—	303.6	336.0
Future ship management costs	162.4	—	—	162.4	253.9	—	—	253.9	227.5

Contractual Obligations	432.3	—	—	432.3	557.5	—	—	557.5	563.5

(a)	Mainly correspond to investments in companies accounted for using the equity method in our Marine acquisition Segment (see note 8);
(b)	Mainly correspond to investments in companies accounted for using the equity method in our Land and Airborne acquisition Segment (see note 8);
(c)	Correspond to transactions with Louis Dreyfus Armateurs (“LDA”); LDA was the owner, together with the Group, of Geomar SAS which owns the seismic vessel “CGG Alizé”. In addition, LDA provided ship management services for a portion of our fleet and Geomar SAS provided vessel charter services to LDA.

No credit facility or loan was granted to the Company by shareholders during the last three years.

Interest of experts and counsel

None

Item 8:	FINANCIAL INFORMATION

Consolidated statements and other financial information

Reference is made to Item 18 for a list of all financial statements and notes thereto filed as a part of this annual report.

Item 9:	THE OFFER AND LISTING

Offer and listing details

The trading market for our ordinary shares is Euronext Paris SA, where the ordinary shares have been listed since 1981. American Depositary Shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “CGG”. The Bank of New York has advised us that as of March 31, 2015, there were 2,241,500 ADSs outstanding. On the basis of this information, the ADSs held on such date in the United States represented approximately 1.27% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholder.

Price information on Euronext Paris.

The tables below set forth, for the periods indicated, the high and low prices for the outstanding ordinary shares on Euronext Paris as reported by NYSE Euronext.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(€)
2015
March	6.77	5.22
February	6.56	5.05
January	5.72	4.51
2014
December	8.87	4.25
November	8.30	4.32
October	7.21	4.26

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2015:

	Price per Share
	High	Low
	(€)
2015
First Quarter	6.77	4.51
2014
First Quarter	12.85	10.61
Second Quarter	12.75	9.30
Third Quarter	10.85	6.43
Fourth Quarter	8.87	4.25
2013
First Quarter	23.60	17.50
Second Quarter	20.33	15.31
Third Quarter	20.00	16.91
Fourth Quarter	17.40	11.49

The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share
	High	Low
	(€)
2014	12.85	4.25
2013	23.60	11.49
2012	25.76	16.33
2011	31.03	11.43
2010	24.98	12.93

Price information on the NYSE

The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(US$)
2015
March	7.31	5.64
February	7.44	6.09
January	6.65	5.31
2014
December	10.95	5.88
November	10.75	5.50
October	8.88	5.69

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2015:

	Price per Share
	High	Low
	(US$)
2015
First Quarter	7.44	5.31
2014
First Quarter	17.31	14.53
Second Quarter	17.55	12.68
Third Quarter	14.68	8.38
Fourth Quarter	10.95	5.50
2013
First Quarter	31.12	22.46
Second Quarter	26.09	20.00
Third Quarter	25.85	22.05
Fourth Quarter	23.17	15.77

The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	Price per Share
	High	Low
	(US$)
2014	17.55	5.50
2013	31.12	15.77
2012	34.84	20.68
2011	38.12	15.08
2010	33.39	16.42

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

Plan of distribution

Not applicable.

Markets

Our ordinary shares are listed on Euronext Paris. American Depositary Shares representing our ordinary shares are listed on the New York Stock Exchange. Our 7.75% Senior Notes due 2017, our 6.5% Senior Notes due 2021, our 5.875% Senior Notes due 2020 and our 6.875% Senior Notes due 2022 are listed on the Euro MTF market in Luxembourg.

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

Transaction with Interested Directors

French corporate law provides for prior approval and control of transactions entered into between, directly or indirectly, us (i) and our Directors, Chief Executive Officer, Corporate Officers, or (ii) any entity in which any of these persons is at the same time an owner, partner with unlimited liability, Managing Director, Deputy Managing Director, Member of the Supervisory Board or an Executive Officer, unless (i) the transaction is entered into in the ordinary course of business and under normal terms and conditions and (ii) the transaction is entered into between us and one of our, directly or indirectly, fully owned subsidiaries. Transactions entered into between us and one of our shareholders who holds, directly or indirectly, more than 10% of our voting rights, or with an entity controlling such a shareholder, are also considered related party transactions requiring the prior approval of our Board of Directors.

The interested party has the obligation to inform our Board of Directors as soon as it is aware of the existence of the related party transaction, and a majority of our disinterested Directors must approve the transaction. This prior approval of our Board of Directors shall be justified, in respect of the interest of the transaction for our Company, including specifying the financial conditions attached to it.

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

Any related transaction already concluded and duly authorized by our Board of Directors in prior years and which had continued during the previous years shall be reviewed annually by our Board of Directors and must be reported to our statutory auditors for the purposes of the special report described above.

In addition, the report of our Board of Director presented to our shareholders at the General Meeting, pursuant to article 225-102 of the French Commercial Code, must describe all transactions entered into between, directly or indirectly, (i) our Directors, Chief Executive Officer, corporate officers, and (ii) one of our shareholders who holds, directly or indirectly, more than 10% of our voting rights, or those of one of our subsidiary, in which we directly or indirectly held for more than 50% of share capital.

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

Under our statuts, the Board of Directors has authority to determine the compensation of its Chairman as well as of our Chief Executive Officer and Corporate Officers.

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

Number of Shares Required for a Director’s Qualification

Under our statuts, throughout his term of office, each director must own at least one share. Nevertheless, the internal regulations of the Board provide that each director owns at least 5,000 shares of the Company.

Share capital

As of December 31, 2014, our issued share capital amounted to €70,826,076 divided into 177,065,192 shares of the same class with a nominal value of €0.40 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”

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

Annual Ordinary Meetings

Our Board of Directors must convene the annual ordinary General Meeting of shareholders each year for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year, unless such time is extended by an order of the President of the Tribunal de Commerce pursuant to a request. Other ordinary or extraordinary meetings may be called at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, in the circumstances prescribed by law, if the Board of Directors fails to call such a meeting, by our statutory auditors or by an administrator appointed by the President of the Tribunal de Commerce or by a shareholder holding the majority of the share capital or voting rights following a public offer or the transfer of a block trade. Any of the following may request the President of the Tribunal de Commerce to appoint an administrator:

•	one or several shareholders holding in the aggregate at least 5% of our share capital;

•	any interested parties in case of emergency;

•	the Workers’ Committee in case of emergency; or

•	an association of shareholders who have held the shares in registered form for at least two years and holding, in the aggregate, at least 1% of our voting rights.

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

Attendance and voting at Shareholders’ Meetings

Attendance and exercise of voting rights at both ordinary and extraordinary General Meetings of shareholders are subject to certain conditions. A shareholder does not need to have a minimum number of shares in order to be able to attend or be represented at an extraordinary General Meeting. Any statutory provision to the contrary is null and void. In order to participate in any General Meeting, a holder of registered shares must have paid up its shares and have its shares registered in his name or in the name of the accredited financial intermediary referred to in article L.228-1 of the French Commercial Code in a shareholder account maintained by us or on our behalf two business days prior to the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares a statement of holdings and send it to the location specified in the notice of the meeting two business days before the meeting convenes.

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

Our statuts provide that, as from May 22, 1997, each share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes. The attribution of double voting rights for shares held in registered form by the same shareholder for a period of at least two consecutive years is a legal requirement under French company law, and this provision can be removed only by a decision of an extraordinary General Meeting. In the event of capital increases effected by an attribution of new shares, as a result of the incorporation of reserves, retained earnings or issuance premiums, the shares attributed by reason of and proportionately to the ownership of shares holding double voting rights are immediately granted double voting rights as if they themselves had fulfilled the requirements therefore. Under French company law, shares that have to be transferred pursuant to laws and regulations applicable to cross-shareholdings, as well as shares held by entities controlled directly or indirectly by us, are not entitled to voting rights. In the latter case, the shares do not count for quorum or majority purposes.

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

At the Shareholders’ Meeting held on June 4, 2014, our shareholders renewed the existing authorization to acquire up to 10% of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting.

Under such authorization, we are allowed to carry out transactions on our shares with the following objectives:

•	to support liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the French Autorité des Marchés Financiers;

•	to allocate shares in the scope of securities giving access, immediately or in the future, to shares by redemption, conversion, exchange, presentation of a warrant or by any other means;

•	to allocate, immediately or in the future, shares in exchange in the context of external growth within the limit of 5% of the share capital;

•

to allocate shares to employees and officers of the Company or affiliated companies within the meaning of article L.225-180 of the French Commercial Code, especially in the scope of options to purchase shares of the Company;

•

to allocate free shares for no consideration to employees and senior Executive Officers, including in the framework of employee shareholding plans. These annual plans would not represent more than 0.22% of the Company’s share capital for all employees and senior Executive Officers or more than 0.02% of the Company’s share capital for the members of the Corporate Committee (including the senior Executive Officers). These plans would be subject to cumulative presence and performance conditions evaluated over a three-year period;

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

The General Meeting approved a maximum purchase price of €40 per share.

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

This authorization was granted for a period of 18 months from June 4, 2014 and cancelled and replaced the authorization granted to the Board of Directors by the General Meeting held on May 3, 2013. This share repurchase plan was not implemented in 2014.

As of December 31, 2014, we held 800,000 of our own shares.

Trading in our own shares

Under European Commission Regulation Number 2273/2003 of December 22, 2003, trades by a company in its own shares are deemed valid when the following conditions are met:

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

Shares held in bearer form are held and inscribed on the shareholder’s behalf in an account maintained by an accredited financial intermediary with Euroclear France separately from our share account with Euroclear France. Each accredited financial intermediary maintains a record of shares held through it and will issue certificates of inscription in respect thereof. Shares held in bearer form may only be transferred through accredited financial intermediaries and Euroclear France. As noted above, our statuts allow us to request from Euroclear France details concerning the identity of the holders of shares in bearer form at any time.

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

Compulsory Tender. The AMF Regulations provide that a shareholder, acting alone, or shareholders acting in concert, as these terms are defined in article L.233-10 of the French Commercial Code, who come to own directly or indirectly more than 30% of the voting rights or share capital of a French company listed on a regulated market in France must immediately notify the AMF, and submit a compulsory tender for all the shares of capital and all securities giving access to the share capital or voting rights of such company. The tender must be submitted on terms acceptable to the AMF. Any person acting alone or in concert is under the same obligation of notification and compulsory offer if, further to a merger or a contribution, he or she ends up holding more that 30% of the shares or voting rights of a French company listed on a regulated market.

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

The French commercial law requires a 50% minimum threshold for compulsory tenders described above. The tender automatically lapses if a shareholder, acting alone, or shareholders acting in concert, as these terms are defined in article L.233-10 of the French Commercial Code fails to obtain more than 50% of the voting rights or share capital of a French company listed on a regulated market. When the majority seems impossible or unlikely to be achieved for reasons not related to the characteristics of the tender, the AMF may, at the request of the bidder, allow the threshold to be removed or lowered below 50% of the voting rights or of the share capital. This threshold provides additional adverse consequences on a compulsory tender in case of lapsing: (i) if the mandatory tender offer results from the acquisition of more than 30% of the share capital or voting rights of French company listed on a regulated market in France, the voting rights exceeding the 30% threshold will be suspended, and (ii) if the compulsory tender is triggered by an increase of interest by more than 1% of the existing total number of shares or voting rights over a maximum period of twelve consecutive months (as described above), voting rights exceeding the number of shares held before this acquisition plus 1% will be suspended and the relevant shareholder will not be able to increase its shareholding other than through a tender.

In addition, the French Commercial Code requires the issuance of an opinion by our works council (comité d’entreprise) in case of a compulsory tender on our Company by any person acting alone or in concert, at the end of an “ad hoc” information and consultation procedure. This opinion shall be issued at the latest within one month from the filing of the draft of the tender. However, the elected members of our works council will be entitled to request from the President of Tribunal de Grande Instance, an extension of such one-month period in case of specific difficulties in obtaining the necessary information to be in a position to issue an opinion, except if the problem is caused by our deliberate refusal to disclose the requested information. This opinion will then be provided to our Board of Directors before it takes a decision on the tender. Our works council will be entitled not only to consult the bidder, but also to request the appointment of an expert who will have to issue a report assessing its intentions on our industrial and financial policy and strategic plans, within three weeks from the filing of the draft of the tender.

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

This agreement provides for our establishment with Fugro of a joint venture (Seabed Geosolutions B.V. (the “Seabed JV”),) to which Fugro contributed its OBN activity and we contributed our shallow water, ocean bottom cable and OBN activities. The Seabed JV was substantially closed on February 16, 2013. We hold a 40% stake in the Seabed JV and Fugro holds the remaining 60%.

Issuance of bonds convertible into and / or exchangeable for new or existing shares maturing on January 1, 2019 (2019 OCEANE)

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

Amendments to our credit agreements

In order to increase our financial flexibility, we amended in September 2014 certain terms in several of our credit facilities, namely our French revolving facility (US$325 million), our US revolving facility agreement ($165 million), our US$200 million term loan and revolving facilities and our US$45 million Term Loan Facility secured by the Geowave Voyager vessel. Pursuant to such amendments, the maximum leverage ratio (defined as total net financial debt to EBITDAs) was increased from a constant ratio of 3.00x to a ratio of 3.75x for each rolling 12-month period ending on or before September 2015, 3.50x for each such period ending on or before September 2016, 3.25x for each such period ending on or before September 2017 and 3.00x thereafter.

On 23 December 2014, we amended and extended our US$200 million term loan and revolving facilities. The credit amount was increased to US$250 million (US$150 million term loan and US$100 million revolving) and the maturity extended from May 2018 to December 2019.

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

This discussion summary is not intended to apply to holders of ADSs subject to special treatment under relevant tax laws, such as:

•	investors that own (directly, indirectly or by attribution) 10% or more of our voting stock;

•	banks;

•	dealers in securities or currencies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	insurance companies;

•	persons holding ADSs as part of a hedging, straddle, conversion or other integrated transaction;

•	US Holders who hold ADSs other than as capital assets;

•	persons whose functional currency is not the US dollar;

•	certain US expatriates;

•	individual retirement accounts and other tax-deferred accounts;

•	partners in partnerships;

•	persons subject to the US alternative minimum tax;

•	investors holding the ADSs in connection with a trade or business conducted outside the United States; and

•	persons who acquired ADSs pursuant to an employee stock option or otherwise as compensation.

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

Form 5000 and Form 5001 and their respective instructions are available at the trésorerie des non-résidents (10, rue du Centre, 93160 Noisy-le-Grand, France). Copies of these forms may also be downloaded from the website of the French tax authorities (www.impots.gouv.fr), and English-language versions of these forms may be downloaded from the website of the French embassy in Washington, D.C. (http://ambafrance-us.org/spip.php?article1315).

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

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. IT IS NOT INTENDED TO BE RELIED UPON BY PURCHASER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE US INTERNAL REVENUE CODE. US HOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ADSs, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-US AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

General. Distributions paid on our shares out of current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any French withholding tax paid by us with respect thereto, will generally be taxable to a US Holder as dividend income in the year in which the distribution is received (which, in the case of a US Holder of ADSs, will be the year of receipt by the Depositary), and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the ADSs and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by us with respect to our ordinary shares will be reported as ordinary dividend income. US Holders should consult their own tax advisors with respect to the appropriate US federal income tax treatment of any distribution received from us.

Dividends paid by us generally will be taxable to a non-corporate US Holder at the reduced rate normally applicable to capital gains, provided either we qualify for the benefits of the Treaty or the ADSs are considered to be readily tradable on the NYSE, and certain other requirements are met. A US Holder will not be able to claim the reduced rate for any year in which we are treated as a PFIC or any year immediately following a year in which we are treated as a PFIC. See “Passive Foreign Investment Company Status” below.

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

A US Holder will generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for any French income taxes withheld from a dividend. Eligible US Holders will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the 15% maximum rate, and with respect to which the holder is entitled to obtain a refund from the French taxing authorities.

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

The rules governing foreign tax credits are complex. US Holders should consult their tax advisers concerning the foreign tax credit implications of the payment of French taxes, including any such taxes paid with respect to a dividend from the Company that is eligible for the reduced rate described above under “Dividends-General”.

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

Passive foreign investment company status

A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules”, either (i) 75% or more of its gross income consists of certain specified types of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. We do not expect that we will be a PFIC in 2014, but our possible status as a PFIC must be determined annually and therefore we might become a PFIC in future years.

If we were a PFIC in any taxable year during which a US Holder owned ADSs and the US Holder has not made a mark to market or qualified electing fund election, the US Holder would generally be subject to special rules (regardless of whether we continued to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by the US Holder on ADSs in a taxable year that are greater than 125% of the average annual distributions received by the US Holder in the three preceding taxable years or, if shorter, the US Holder’s holding period for the ADSs) and (ii) any gain realized on the sale or other disposition of ADSs. Under these rules (a) the excess distribution or gain would be allocated ratably over the US Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If we were a PFIC, a US Holder of ADSs would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any direct or indirect subsidiaries of ours that were also PFICs.

A US Holder who owns, or who is treated as owning, PFIC stock during any taxable year in which the Company is classified as a PFIC may be required to file IRS Form 8621. Additionally, dividends paid by us would not be eligible for the reduced rate of tax described above under “United States Taxation — Dividends — General”. US Holders should consult their tax advisers regarding the potential application of the PFIC regime, including the requirement to file Form 8621.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of ADSs, including requirements related to the holding of certain foreign financial assets.

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

Interest rate risk

Our policy is to manage interest rates through maximization of the proportion of fixed rate debt. As of December 31, 2014, 91% of our debt consisted of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our revolving credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, a portion of our interest expenses vary in line with movements in short-term interest rates. We may use interest rate swaps to adjust interest rate exposure when appropriate based upon market conditions.

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

We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. We also seek to improve the balance of our net position of receivables and payables denominated in US dollars by maintaining a portion of our financing in US dollars. In addition, our policy generally is to hedge major currency cash exposures through foreign exchange forward contracts or other foreign exchange currency hedging instruments. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes. See “Item 5: Operating and Financial Review and Prospects — Trend Information — Currency Fluctuations” above.

Commercial risk and counter-party risk

Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. Specific procedures have been put in place to monitor customers’ payments and reduce risks. In 2014, the Group’s two most significant customers accounted for 7.1% and 5.2% of the Group’s consolidated revenues compared with 5.1% and 3.9% in 2013 and 7.1% and 5.8% in 2012.

We seek to minimize our counter-party risk by entering into hedging contracts only with well rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material.

At December 31, 2014, contracts were outstanding for the US dollar equivalent of US$91.6 million (notional amount), of which US$23.6 million of forward sales contracts of US dollar against British pounds, US$16.8 million against Norwegian kroner, US$26.2 million against Euros, US$5.8 million against Ren-min-bi Yuan, US$5.3 million against Singapore dollar, US$5.3 million against Canadian dollar, US$4.9 million against Swiss franc, US$2.0 million against Russian ruble, and US$1.7 million against Australian dollar. Their fair value as of December 31, 2014 is not material.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations as of December 31, 2014:

Carrying value	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(in US$ million)
Debt
U.S. dollar	34.7	34.9	170.2	38.8	84.2	1,158.4	1,521.2	1,721.7
Average fixed rate	4.7%	4.7%	7.3%	4.8%	4.5%	7.1%	6.8%
U.S. dollar	8.5	6.1	—	75.0	—	—	89.6	89.6
Average variable rate	3.1%	3.1%	—	3.4%	—	—	3.3%
Euro	5.1	5.4	56.8	57.1	378.0	532.9	1,035.3	1,229.5
Average fixed rate	4.6%	4.6%	5.4%	5.4%	5.5%	5.7%	5.6%
Euro	—	—	157.8	—	—	—	157.8	157.8
Average variable rate	—	—	2.0%	—	—	—	2.0%

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

However, in the year ended December 31, 2014, the Depositary did not reimburse us for any fees or expenses.

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

Pursuant to section L.225-37 of the French Commercial Code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the annual General Meeting of our shareholders on the Board of Directors’ composition, preparation and organization of the Board of Directors’ work, internal control and risk management. This report for 2014 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our Disclosure Committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our Group has been implemented.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2014, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union as of December 31, 2014.

The effectiveness of internal control over financial reporting has been audited by Ernst & Young et Autres, our independent registered public accounting firm, as stated in their report, which is included herein.

(c) Attestation Report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm on the internal control over financial reporting

To the Board of Directors and Shareholders of CGG,

We have audited CGG and subsidiaries’ internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). CGG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, CGG and subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of CGG and subsidiaries as at December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the years in the two-years period ended December 31, 2014 of CGG and subsidiaries and our report dated April 13, 2015 expressed an unqualified opinion thereon.

Paris-La Défense,

April 13, 2015

ERNST & YOUNG et Autres

Pierre Jouanne	Laurent Vitse

(d) Changes in Internal Control Over Financial Reporting.

Not Applicable

Item 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

Pursuant to Section 407 of the Sarbanes Oxley Act of 2002, Mrs. Lombard was appointed Financial Expert of the Audit Committee by a Board resolution dated May 3, 2014. Mrs. Lombard is “independent”, as that term is defined by the listing standards of the New York Stock Exchange.

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

Item 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,
	2014		2013
	EY	Mazars	EY	Mazars
	(in thousands of US$)
Audit Fees(a)	4,654	1,990	5,190	2,351
Audit-Related Fees(b)	65	264	305	139
Tax Fees(c)	84	4	37	36
All Other Fees(d)	—	—	—	—

Total	4,803	2,258	5,532	2,526

Notes:

(a)	Audit fees are the aggregate fees billed by our independent auditors for the audit of the individual and consolidated annual and semi-annual financial statements and the provision of services that are normally provided by our independent auditors in connection with statutory and regulatory filings or engagements.
(b)	Audit-related fees are the aggregate fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees”. They include consultations relating to accounting principles and internal controls.
(c)	Tax fees are the aggregate fees billed by our independent auditors for services rendered by our auditors for tax compliance, tax advice, and tax planning. They include assistance when dealing with local authorities, advice regarding tax audit and litigation, expatriate taxation and tax advice relating to mergers and acquisitions.
(d)	All other fees are the aggregate fees billed by our independent auditors other than the services reported in notes (a) through (c) of this table. They include training services as well as general and specific advice.

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

The corporate governance rules of the New York Stock Exchange differ from the regulations and recommendations applicable in France, especially those governing the definition of director independence and the role and operation of the Board’s committees. As a non-US listed company, we are exempted from many of these corporate governance rules, which are applicable to US listed companies. For example, notwithstanding our conclusions as to independence under the AFEP-MEDEF Code, our Board has not formally determined which of our Directors meet NYSE independence standards. The Board’s internal charter does not address committee purposes and responsibilities in the manner specified by the NYSE rules applicable to nominating, compensation and audit committees, and our Appointment-Remuneration Committee has not been given independent authority and funding to hire compensation advisors. However, our Audit Committee members meet the independence test for Audit Committee members established by the SEC, and we believe that they also meet the definition of “independence” under the NYSE rules.

Item 16H:	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17:	FINANCIAL STATEMENTS

Not applicable

Item 18:	FINANCIAL STATEMENTS

The following audited financial statements of the CGG Group and related schedules, together with the report of Ernst & Young et Autres, are filed as part of this annual report:

Item 19:	EXHIBITS

Exhibit No	Exhibit

1.1*	English translation of our Articles of Association (statuts).

4.1	Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment (Exhibit 10.1 to the Report on Form 6-K, dated May 13, 2004, is incorporated herein by reference).

4.2	Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us (we have requested that the Commission grant confidential treatment for certain portions of this document) (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).

4.3	Joint Venture Agreement(1) relating to Seabed Geosolutions B.V. between Fugro Consultants International N.V. and CGGVeritas S.A. dated 27 January 2013 (Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, dated April 25, 2013, is incorporated herein by reference).

4.4	Amendment dated February 16, 2013(1) to the Joint Venture Agreement relating to Seabed Geosolutions B.V. between Fugro Consultants International N.V. and CGGVeritas S.A. (Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, dated April 25, 2013, is incorporated herein by reference).

8*	Our subsidiaries

11	Code of Ethics.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350).

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350).

15.1*	Consent of Ernst & Young et Autres.

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

Date: April 13, 2015

CGG

ERNST & YOUNG
1-2 place des Saisons, Paris La Défense 1
92400 Courbevoie

Report of Independent Registered Public Accounting Firm on the consolidated financial statements

To the Board of Directors and Shareholders of CGG,

We have audited the accompanying consolidated financial statements of financial position of CGG and subsidiaries as at December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the years in the two-years period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CGG and subsidiaries at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the years in the two-years period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CGG’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria) and our report dated April 13, 2015 expressed an unqualified opinion thereon.

Paris-La Défense,

April 13, 2015

ERNST & YOUNG et Autres

Pierre Jouanne	Laurent Vitse

CGG

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
	Notes	2014	2013	2012 (restated)(1)
		(in millions of US$)
ASSETS
Cash and cash equivalents	28	359.1	530.0	1,520.2
Trade accounts and notes receivable, net	3	942.5	987.4	888.7
Inventories and work-in-progress, net	4	417.3	505.2	419.2
Income tax assets		145.9	118.1	111.7
Other current assets, net	5	126.5	175.6	139.6
Assets held for sale, net	5	38.3	37.7	393.9

Total current assets		2,029.6	2,354.0	3,473.3

Deferred tax assets	24	98.2	222.6	171.4
Investments and other financial assets, net	7	141.8	47.8	53.7
Investments in companies under equity method	8	137.7	325.8	124.5
Property, plant and equipment, net	9	1,238.2	1,557.8	1,159.5
Intangible assets, net	10	1,373.8	1,271.6	934.9
Goodwill, net	11	2,041.7	2,483.2	2,415.5

Total non-current assets		5,031.4	5,908.8	4,859.5

TOTAL ASSETS		7,061.0	8,262.8	8,332.8

LIABILITIES AND EQUITY
Bank overdrafts	13	2.9	4.5	4.2
Current portion of financial debt	13	75.7	247.0	47.8
Trade accounts and notes payables		444.2	557.6	505.5
Accrued payroll costs		222.5	251.1	209.9
Income taxes payable		72.2	73.9	97.0
Advance billings to customers		54.4	52.4	36.0
Provisions — current portion	16	106.0	73.1	21.0
Other current liabilities	12	231.8	283.9	300.2

Total current liabilities		1,209.7	1,543.5	1,221.6

Deferred tax liabilities	24	153.8	148.9	106.0
Provisions — non-current portion	16	220.3	142.5	123.5
Financial debt	13	2,700.3	2,496.1	2,253.2
Other non-current liabilities	17	30.7	41.7	46.6

Total non-current liabilities		3,105.1	2,829.2	2,529.3

Common stock: 286,705,217 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at December 31, 2014	15	92.8	92.7	92.4
Additional paid-in capital		3,180.4	3,180.4	3,179.1
Retained earnings		562.0	1,273.9	1,190.6
Other Reserves		64.7	(46.1)	(27.8)
Treasury shares		(20.6)	(20.6)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA		(1,154.4)	(698.8)	75.2
Cumulative income and expense recognized directly in equity		(7.6)	(7.6)	(7.6)
Cumulative translation adjustment		(24.3)	26.0	1.9
Equity attributable to owners of CGG SA		2,693.0	3,799.9	4,483.2

Non-controlling interest		53.2	90.2	98.7

Total equity		2,746.2	3,890.1	4,581.9

TOTAL LIABILITIES AND EQUITY		7,061.0	8,262.8	8,332.8

(1)	Restatement related to IAS19 revised — see note 1 — Change in Accounting Policies.

The accompanying notes are an integral part of the consolidated financial statements.

CGG

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year
	Notes	2014	2013	2012 (restated)(4)
		(in millions of US$, except per share data)
Operating revenues	19	3,095.4	3,765.8	3,410.5
Other income from ordinary activities	19	1.5	2.1	3.6
Total income from ordinary activities		3,096.9	3,767.9	3,414.1
Cost of operations		(2,510.8)	(2,977.2)	(2,685.4)

Gross profit		586.1	790.7	728.7

Research and development expenses — net	20	(101.2)	(105.9)	(92.8)
Marketing and selling expenses		(113.9)	(118.6)	(96.0)
General and administrative expenses		(146.6)	(215.9)	(182.6)
Other revenues (expenses) — net	21	(921.9)	(745.2)	(26.7)

Operating income	19	(697.5)	(394.9)	330.6

Expenses related to financial debt		(202.3)	(193.3)	(159.0)
Income provided by cash and cash equivalents		1.7	1.6	2.3
Cost of financial debt, net	22	(200.6)	(191.7)	(156.7)
Other financial income (loss)	23	(43.0)	(22.3)	(19.7)
Income (loss) of consolidated companies before income taxes		(941.1)	(608.9)	154.2
Deferred taxes on currency translation		(15.9)	9.7	—
Other income taxes		(107.9)	(92.6)	(99.2)

Total income taxes	24	(123.8)	(82.9)	(99.2)

Net income (loss) from consolidated companies		(1,064.9)	(691.8)	55.0

Share of income (loss) in companies accounted for under equity method		(81.7)	0.6	37.4

Net income (loss)		(1,146.6)	(691.2)	92.4

Attributable to:
Owners of CGG SA		$(1,154.4)	(698.8)	75.2
Owners of CGG SA(5)		€(866.1)	(527.2)	58.3
Non-controlling interests		$7.8	7.6	17.2
Weighted average number of shares outstanding(3)	29	176,985,293	176,734,989	162,077,608
Dilutive potential shares from stock options	29	(1)	(1)	827,902
Dilutive potential shares from performance share plan	29	(1)	(1)	503,932
Dilutive potential shares from convertible bonds	29	(1)	(1)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive		176,985,293	176,734,989	163,409,442
Net income (loss) per share(3)
— Basic		$(6.52)	(3.95)	0.46
— Basic(5)		€(4.89)	(2.98)	0.36
— Diluted		$(6.52)	(3.95)	0.46
— Diluted(5)		€(4.89)	(2.98)	0.36

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

(3)

As a result of the 2012 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(4)	Restatement related to IAS19 revised — see note 1 — Change in Accounting Policies.
(5)	Converted at the average exchange rate of US$1.3328, US$1.3254 and US$1.29 per € for 2014, 2013 and 2012 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CGG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year
	2014	2013	2012 (restated)(a)
	(in millions of US$)
Net income (loss) from statements of operations	(1,146.6)	(691.2)	92.4
Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Gain (loss) on cash flow hedges	(1.8)	—	3.7
Income taxes	0.6	—	(1.3)
Net gain (loss) on cash flow hedges	(1.2)	—	2.4
Exchange differences on translation of foreign operations	(49.2)	25.2	27.7
Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	(50.4)	25.2	30.1
Other comprehensive income not to be classified in profit (loss) in subsequent period:
Gain (loss) on actuarial changes on pension plan	(13.0)	(3.8)	(18.0)
Income taxes	4.5	1.3	6.2
Net gain (loss) on actuarial changes on pension plan	(8.5)	(2.5)	(11.8)
Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	(8.5)	(2.5)	(11.8)
Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method (3)	—	—	1.5
Total other comprehensive income (loss) for the period, net of taxes (1) + (2) + (3)	(58.9)	22.7	19.8
Total comprehensive income (loss) for the period	(1,205.5)	(668.5)	112.2
Attributable to :
Owners of CGG	(1,213.2)	(677.6)	95.0
Non-controlling interests	7.7	9.1	17.2

(a)	Restatement related to IAS19 revised — see note 1 — Change in Accounting Policies.

Actuarial changes on pension plan are not classified to profit or loss in subsequent periods. Other components recognized in other comprehensive income are reclassified to profit or loss under certain conditions.

The accompanying notes are an integral part of the consolidated financial statements.

CGG

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
	(in millions of US$, except share data)
Balance at January 1, 2012 (restated)(a)	151,861,932	79.8	2,669.3	1,120.4	(17.0)	(20.6)	(11.5)	(25.8)	3,794.6	87.1	3,881.7

Capital increase	24,530,293	12.6	509.8						522.4		522.4
Dividends									—	(5.6)	(5.6)
Net income				75.2					75.2	17.2	92.4
Cost of share-based payment				21.5					21.5		21.5
Net gain (loss) on actuarial changes on pension plan(1)				(11.8)					(11.8)		(11.8)
Net gain (loss) on cash flow hedges(2)							3.9		3.9		3.9
Exchange differences on foreign currency translation(3)								27.7	27.7		27.7

Other comprehensive income(1)+(2)+(3)				(11.8)			3.9	27.7	19.8		19.8
Issuance of convertible bonds, net of deferred taxes				64.1					64.1		64.1
Changes in consolidation scope and other				(3.6)	(10.8)			—	(14.4)		(14.4)
Balance at December 31, 2012 (restated)(a)	176,392,225	92.4	3,179.1	1,265.8	(27.8)	(20.6)	(7.6)	1.9	4,483.2	98.7	4,581.9

(a)	Restatement related to IAS19 revised — see note 1 — Change in Accounting Policies

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
	(in millions of US$, except share data)
Balance at January 1, 2013 (restated)(a)	176,392,225	92.4	3,179.1	1,265.8	(27.8)	(20.6)	(7.6)	1.9	4,483.2	98.7	4,581.9

Capital increase	498,641	0.3	1.3	(0.2)					1.4		1.4
Dividends									—	(7.5)	(7.5)
Net income				(698.8)					(698.8)	7.6	(691.2)
Cost of share-based payment				11.9					11.9		11.9
Net gain (loss) on actuarial changes on pension plan(1)				(2.5)					(2.5)		(2.5)
Net gain (loss) on cash flow hedges(2)									—		—
Exchange differences on foreign currency translation(3)							(0.4)	24.1	23.7	1.5	25.2

Other comprehensive income(1)+(2)+(3)				(2.5)			(0.4)	24.1	21.2	1.5	22.7
Changes in consolidation scope and other				(1.1)	(18.3)		0.4		(19.0)	(10.1)	(29.1)
Balance at December 31, 2013	176,890,866	92.7	3,180.4	575.1	(46.1)	(20.6)	(7.6)	26.0	3,799.9	90.2	3,890.1

(a)	Restatement related to IAS19 revised — see note 1 — Change in Accounting Policies

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
	(in millions of US$, except share data)
Balance at January 1, 2014	176,890,866	92.7	3,180.4	575.1	(46.1)	(20.6)	(7.6)	26.0	3,799.9	90.2	3,890.1

Capital increase	174,326	0.1		(0.1)					—		—
Dividends									—	(7.5)	(7.5)
Net income				(1,154.4)					(1,154.4)	7.8	(1,146.6)
Cost of share-based payment				8.2					8.2		8.2
Net gain (loss) on actuarial changes on pension plan(1)				(8.5)					(8.5)		(8.5)
Net gain (loss) on cash flow hedges(2)							(1.2)		(1.2)		(1.2)
Exchange differences on foreign currency translation(3)							1.2	(50.3)	(49.1)	(0.1)	(49.2)

Other comprehensive income(1)+(2)+(3)				(8.5)			—	(50.3)	(58.8)	(0.1)	(58.9)
Reimbursement of convertible bonds, net of deferred taxes				(16.3)					(16.3)		(16.3)
Exchange differences on foreign currency translation generated by the parent company					110.8				110.8		110.8
Changes in consolidation scope and other				3.6					3.6	(37.2)	(33.6)
Balance at December 31, 2014	177,065,192	92.8	3,180.4	(592.4)	64.7	(20.6)	(7.6)	(24.3)	2,693.0	53.2	2,746.2

CGG

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year
	Notes	2014	2013	2012 (restated)(1)
		(in millions of US$)
OPERATING
Net income (loss)		(1,146.6)	(691.2)	92.4
Depreciation and amortization	28	1,031.3	1,213.0	368.0
Multi-client surveys depreciation and amortization	10, 28	565.8	398.7	340.9
Depreciation and amortization capitalized in multi-client surveys	10	(130.0)	(92.9)	(54.2)
Variance on provisions		116.1	39.6	(20.1)
Stock based compensation expenses		6.1	15.8	20.9
Net gain (loss) on disposal of fixed assets	28	(7.3)	(90.3)	(9.4)
Equity income (loss) of investees		81.7	(0.6)	(37.4)
Dividends received from investments in companies under equity method		30.7	10.0	48.2
Other non-cash items		44.8	4.5	(0.5)
Net cash including net cost of financial debt and income tax		592.6	806.6	748.8
Less net cost of financial debt		200.6	191.7	156.7
Less income tax expense		123.8	82.9	99.2
Net cash excluding net cost of financial debt and income tax		917.0	1,081.2	1,004.7
Income tax paid		(22.9)	(117.3)	(145.1)
Net cash before changes in working capital		894.1	963.9	859.6
— change in trade accounts and notes receivables		7.6	46.5	(49.3)
— change in inventories and work-in-progress		40.3	(46.8)	(46.7)
— change in other current assets		12.8	25.5	7.1
— change in trade accounts and notes payable		(73.4)	(76.9)	113.8
— change in other current liabilities		(36.3)	0.5	37.8
Impact of changes in exchange rate on financial items	28	19.1	(5.0)	(1.4)

Net cash provided by operating activities		864.2	907.7	920.9

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9	(281.9)	(347.2)	(368.8)
Investments in multi-client surveys, net cash	10	(583.3)	(479.4)	(363.8)
Proceeds from disposals of tangible & intangible assets		7.8	6.1	6.2
Total net proceeds from financial assets	28	21.5	33.7	35.4
Acquisition of investments, net of cash & cash equivalents acquired	28	(8.1)	(937.9)	(52.5)
Variation in loans granted		(50.0)	3.9	1.7
Variation in subsidies for capital expenditures		(0.9)	(1.5)	(1.2)
Variation in other non-current financial assets		1.4	2.8	(1.6)

Net cash used in investing activities		(893.5)	(1,719.5)	(744.6)

FINANCING
Repayment of long-term debt		(1,288.1)	(481.3)	(94.8)
Total issuance of long-term debt		1,382.3	444.4	537.4
Lease repayments		(8.8)	(16.8)	(30.1)
Change in short-term loans		(0.8)	(0.4)	(1.7)
Financial expenses paid	28	(144.0)	(136.9)	(125.2)
Net proceeds from capital increase:
— from shareholders		0.1	1.4	514.8
— from non-controlling interests of integrated companies		—	—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—	—
— to non-controlling interests of integrated companies		(43.2)	(7.5)	(5.6)

Net cash provided by (used in) financing activities		(102.5)	(197.1)	794.8

Effect of exchange rates on cash		(8.7)	21.4	17.7
Impact of changes in consolidation scope		(30.4)	(2.7)	—

Net increase (decrease) in cash and cash equivalents		(170.9)	(990.2)	988.8

Cash and cash equivalents at beginning of year	28	530.0	1,520.2	531.4

Cash and cash equivalents at end of period	28	359.1	530.0	1,520.2

(1)	Restatement related to IAS19 revised — see note 1 — Change in Accounting Policies.

The accompanying notes are an integral part of the consolidated financial statements.

CGG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”), is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n(o)1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union at December 31, 2014.

The consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2015 and are subject to the approval of our General Meeting expected to be held on May 29, 2015.

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

Those accounting policies are consistent with those used to prepare our consolidated financial statements as at December 31, 2013, except for the first adoption of the following Standards, Amendments, and Interpretations:

•	Amendment to IFRS7 / IAS32 — Offsetting financial assets and financial liabilities

•	Amendments to IAS 36 — Recoverable Amount Disclosures for Non-Financial Assets

•	Amendments to IAS 39 Financial Instruments — Novation of derivatives and continuation of hedge accounting

•	IFRIC 21 Levies — Recognition of a liability for a levy imposed by a government (early adoption as authorized by the European Union).

The adoption of these Standards, Amendments, and Interpretations had no significant impact on the Group’s financial statements. Comparative information has therefore not been restated.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were not effective as of December 31, 2014, namely:

•	Annual Improvements (2010-2012)

•	Annual Improvements (2011-2013)

•	Amendments to IAS 19 — Defined Benefit Plans: Employee Contributions

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were issued but not yet adopted by the European Union and were not effective:

•	IFRS 9 — Financial instrument — classification and valuation of financial assets

•	Annual Improvements (2012-2014)

•	Amendment to IFRS11 — Acquisition of an interest in a joint operation

•	Amendments to IAS16 & IAS38 — Clarification of Acceptable Methods of Depreciation and Amortization

•	IFRS15 — Revenue from Contracts with Customers

•	Amendments to IFRS 10 and IAS 28 — Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•	Amendments to IAS 1 — Disclosure initiative

We are currently reviewing these Standards, Amendments, and Interpretations to assess their potential impact on our consolidated financial statements.

Application of IAS19 revised — Employee benefits

Starting January 1, 2013, we applied IAS19 revised — Employee benefits. As the application of this new standard was a change of accounting policy, all comparative financial information was restated to present comparative amounts for each period presented as if the new accounting policy had always been applied:

-	Unvested past services costs are recognized immediately if the benefits have vested immediately following the introduction of, or changes to, a pension plan.

-	Discounting effects are calculated on the amount of the net defined benefit liability. Interests in the profit and loss are calculated using the discount rate used to measure the defined benefit obligation. Changes in actual return are shown in “Other comprehensive income”.

-	The Group recognizes actuarial gains and losses in other comprehensive income (OCI).

The adjustments resulting from the application of this standard were as follows:

(in millions of US$)	December 2012
Increase in employee benefit liability	15.9
Decrease in deferred tax liability	(5.9)
Net increase in the profit before tax of the year	1.5
Net increase in tax expense of the year	(0.5)

Impact on net income	1.0
Impact on retained earnings and cumulative translation adjustment	(11.0)
Total impact on equity	(10.0)
Attributable to:
Owners of CGG SA	(10.0)
Non-controlling interests	—

This had no impact on statement of cash flows. The impact on the basic and diluted net income per share was not significant.

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

Key judgments and estimates used in the financial statements are summarized in the following table:

Note	Judgments and estimates	Key assumptions
Note 2	Fair value of assets and liabilities acquired through purchase accounting	Pattern used to determine the fair value of assets and liabilities

Note 3	Recoverability of client receivables	Assessment of clients’ credit default risk

Notes 7 and 8	Valuation of investments	Financial assets fair value Equity method companies fair value

Note 10	Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys

Note 10	Depreciation and Amortization of tangible and intangible assets	Assets useful lives

Note 11	Recoverable value of Goodwill and intangible assets	Expected geophysical market trends Discount rate (WACC)

Note 16	Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate

Note 16	Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts

Note 16	Provisions for risks, claims and litigations	Assessment of risks considering courts ruling and attorneys positions

Note 19	Revenue Recognition	Contracts completion rates Assessment of fair value of customers loyalty programs Assessment of fair value of contracts identifiable parts

Note 20	Development costs	Assessment of future benefits of each project

Note 24	Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Changes in estimates

In 2013, the useful life of our “Sentinel” solid streamers was reassessed from seven to six years. Accordingly, we calculated depreciation expenses over the revised useful life for the remaining periods. This change was applied prospectively and did not affect previous years. The effect of this change for the twelve months ended December 31, 2013 was as follows:

•	Increase in depreciation expenses in operating income of US$13.3 million,

•	Decrease in the carrying amount of property, plant and equipment of US$13.3 million

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

2 — Foreign currency

Effective January 1, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the US dollar to better reflect the profile of our revenues, costs and cash-flows, which are primarily generated in US dollars, and hence, to better present the financial performance of the Group.

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

When translating the financial statements of subsidiaries to US dollars, year-end exchange rates are applied to the statement of financial position items, while average annual exchange rates are applied to income statement items. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity.

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

Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the statement of financial position in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

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

Assets under a finance lease agreement or a long-term lease agreement that transfers substantially all the risks and rewards incidental to ownership to the Group are accounted for as fixed assets at the commencement of the lease term, at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability and the finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Assets under finance lease are depreciated over the shorter of its useful life and the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term. Depreciation is determined on the same basis as owned-assets and is included in depreciation expense.

Rent payments under operating leases are recognized as operating expenses on a straight-line basis over the lease term.

•	Goodwill

Goodwill is determined according to IFRS 3 Revised — Business Combinations. Goodwill is not amortized but subject to an impairment test at least once a year at the statement of financial position date.

•	Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each statement of financial position date at the relevant level (independent surveys or groups of surveys).

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, and such estimates generally rely on the historical patterns.

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues.

Depending on the category of the survey, we generally use amortization rates from 50% to 80 % corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

For all categories of surveys, starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year to seven-year period, if total accumulated depreciation from the applicable amortization rate is below this equivalent minimum level.

•	Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

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

Capitalized developments costs are amortized over 5 years.

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

The carrying values of our assets (excluding inventories, assets arising from construction contracts, non-current assets classified as held for sale in accordance with IFRS 5, deferred tax assets, assets arising from employee benefits and financial assets) are reviewed at each statement of financial position date or if any indication exists that an asset may be impaired, in compliance with IAS 36 “Impairment of assets”. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data,

•	significant changes in the manner of our use of the tested assets or the strategy for our overall business, and

•	significant negative industry or economic trends.

The recoverable amount of tangible and intangible assets is the greater of their net fair value less costs of disposal and value in use.

Goodwill, assets that have an indefinite useful life and intangible assets are allocated to cash generating units or groups of cash generating units. We estimate the recoverable amount of these cash generating units at each statement of financial position closing date and whenever any indication exists that the cash generating unit may be impaired.

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

Impairment losses are recognized in the statement of operations. Impairment losses recognized in respect of a group of non-independent assets allocated to a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis provided that the carrying amount of an individual asset is not reduced below its value in use or fair value less costs of disposal.

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

Under the equity method, the investments in our associates or joint ventures are carried in the statement of financial position at cost plus post acquisition changes in our share of net assets of the associates or joint ventures. Goodwill relating to the associates is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

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

From the date when an investment ceases to be an associate or a joint venture and becomes a financial asset we discontinue the use of the equity method. The retained interests are measured at fair value. We recognize in profit or loss any difference between (i) the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture; and (ii) the carrying amount of the investment at the date the equity method was discontinued.

•	Investments in non-consolidated entities

In accordance with IAS 39 “Financial instruments”, we classify investments in non-consolidated entities as available-for-sale and therefore present them on the statement of financial position at their fair value. The fair value for listed securities is their market price at the statement of financial position date. If a reliable fair value cannot be established, securities are valued at historical cost.

Gains or losses on disposal of impaired investments in non-consolidated entities classified as available for sale are not recognized through profit and loss.

•	Loans and non-current receivables

Loans and non-current receivables are accounted for at amortized cost.

•	Impairment

We examine available-for-sale securities and other financial assets at each statement of financial position date to detect any objective evidence of impairment. Where this is the case, we record an impairment loss in the statement of operations.

Where there is objective evidence of impairment of an investment in a non-consolidated entity (for instance in case of significant or prolonged decline of the value of the asset) we record an irreversible impairment loss in the statement of operations.

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

11 — Trade accounts and Notes receivable

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

12 — Provisions

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

13 — Financial debt

Financial debt is accounted for:

•	As at the date of issuance, at the fair value of the consideration received, less issuance fees and/or issuance premium;

•

Subsequently, at amortized cost, corresponding to the fair value at which it is initially recognized, less repayments at the nominal amount and increased or decreased for the amortization of all differences between this original fair value recognized and the amount at maturity; differences between the initial fair value recognized and the amount at maturity are amortized using the effective interest rate method.

14 — Convertible debt

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

15 — Derivative financial instruments

We use over-the-counter derivative financial instruments to hedge our exposure to foreign exchange fluctuations from operational, financing and investment activities denominated in a currency different from the functional currency. In accordance with our treasury policy, we do not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments in “Other financial income (loss)”.

Over-the-counter derivatives are entered into in the frame master agreements that provide a right of set-off in the event of default, insolvency or bankruptcy of one of the parties to the agreement (those netting agreements do not fulfill IAS 32 criteria to offset the fair value of derivatives on the balance sheet).

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

16 — Cash flow statement

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

Investments in multi-client surveys are presented net of depreciation and amortization capitalized in multi-client surveys, in order to reflect actual cash outflows. Depreciation and amortization capitalized in multi-client surveys are also restated in operating activities.

•	Financing activities

Financing activities are activities that result in changes in the size and composition of the contributed equity and borrowings of the entity.

They include the cash impact of financial expenses.

The financial expenses paid include mainly fees and interests related to the Senior Notes, the convertible bonds and other facilities.

•	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less that are readily convertible to known amounts of cash.

17 — Share-based payments, including stock options

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

18 — Grants

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

Refundable grants are presented in the statement of financial position as “Other non-current liabilities”.

19 — Earnings per share

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

NOTE 2 — ACQUISITIONS AND DIVESTITURES

— During 2014

Framework agreement with Industrialization & Energy Services Company (TAQA) and sale of 2% of Ardiseis FZCO

On December 31, 2013, CGG and TAQA entered into a Framework Agreement which strengthens and extends their historical and long-term partnership in the Middle East.

CGG and TAQA are shareholders of two joint ventures in the Middle East: Argas, a Saudi company established in 1966, covering geophysical activities in the Kingdom of Saudi Arabia (KSA), of which TAQA owns 51% and CGG owns 49%; Ardiseis, a company established in 2006 in Dubai, covering land and shallow water data acquisition activities in the rest of the Middle East, of which CGG owns 51% and TAQA 49%.

Through the Framework Agreement, Argas would become the sole shareholder of Ardiseis, with Argas and Ardiseis pooling all their resources to create a more efficient and powerful combined Argas Group. The new Argas group would have a stronger capital base, would cover a larger business scope, and would be 51% owned by TAQA and 49% owned by CGG.

In relation with this agreement, net assets of Ardiseis were reclassified in Assets held for sales for an amount of US$22 million as of December 31, 2013 (see note 5).

In June 2014, CGG and Industrialization & Energy Services Company (TAQA) signed a ‘share sale and purchase agreement’ under which CGG Services UK Ltd, a subsidiary of CGG, sold 2% of the share capital of Ardiseis FZCO to TAQA for a total consideration of US$1.2 million. As a result of the transaction, CGG owns 49% of Ardiseis FZCO and does not control the company any longer. From June 30, 2014, Ardiseis FZCO is no longer fully consolidated in our consolidated financial statements but is accounted for under the equity method.

The net gain arising from this transaction amounts to US$11.9 million and is recorded in the line item “Other revenues (expenses), net” in the 2014 consolidated statement of operations.

Agreement with Geokinetics Inc.

On September 30, 2014 CGG sold its North American land contract assets and activities to Geokinetics Inc. against a minority equity stake in this company. Our stake in Geokinetics has been presented as a non-consolidated investment for US$49 million in our statement of financial position since this date and is measured at its fair value (see note 7). The net gain arising from this transaction is not significant.

Agreement with Alcatel-Lucent

On October 20, 2014, Sercel and Alcatel-Lucent Submarine Networks (ASN) have signed a binding agreement for the sale of Optoplan AS, a fully consolidated subsidiary of CGG for a total consideration of US$20.7 million. The closing of the transaction was completed on October 31, 2014.

Purchase option over Geomar SAS with Louis Dreyfus Armateurs group (LDA)

On November 27, 2013, we agreed with LDA to exercise a purchase option on the shares held by LDA in Geomar SAS, the company owning the CGG Alizé vessel. This purchase took effect on April 1, 2014.

This transaction had no impact on the consolidation method of this subsidiary which remains fully consolidated. The change of ownership interests was accounted for as an equity transaction as of December 31, 2013.

— During 2013

Acquisition of Fugro’s Geoscience Division

Pursuant to the terms of a Sale and Purchase Agreement (the “SPA”) between the Company and Fugro NV (“Fugro”) dated September 24, 2012, we agreed to acquire (the “Acquisition”) most of the Geoscience division of Fugro, i.e.:

•	Fugro-Geoteam (specializing in marine streamer seismic data acquisition);

•	Fugro Seismic Imaging (specializing in seismic data processing services);

•	Fugro Geophysical and Geological Services (specializing in geographical exploration services);

•	De Regt Marine Cables (specializing in high-end cables and umbilicals); and

•

as well as all related entities and assets, but excluding Fugro’s multi-client library and ocean bottom nodes (“OBN”) activity (the acquired activities are referred to herein as the “Geoscience Division”).

The Parties had also agreed to establish certain strategic partnerships with Fugro, in particular, to:

•

Establish a joint venture with Fugro, Seabed Geosolutions BV, to which Fugro would contribute its OBN activity and we would contribute our shallow water, ocean bottom cable (“OBC”) and OBN activities; and

•

Enter into certain commercial agreements with Fugro, including (i) a non-exclusive selling and marketing agreement with respect to Fugro’s multi-client library, (ii) a technological and commercial agreement providing reciprocal preferred supplier status and (iii) a transitional services agreement (together, the “Commercial Agreements”).

On January 31, 2013, we completed the acquisition with the exception of the Airborne activity and certain minor assets for which the acquisition took place on September 2, 2013, upon obtaining the main administrative authorizations.

The total purchase price, amounted to US$1,572 million, leading to a goodwill of US$721 million.

This transaction was financed with the net proceeds of a €414 million capital increase with the rights issue we conducted in October 2012 (see note 15), with the net proceeds of the €360 million convertible bonds we issued in November 2012 (see note 13), and with a vendor loan from Fugro which was agreed upon to achieve a rapid closing. This vendor loan amounted to €125 million at the closing date, and was extended to €225 million at the date of effective acquisition of the airborne activity.

As of December 31, 2013, we paid a total net consideration of US$933.0 million for the whole Fugro transaction, after final adjustments, notably for actual levels of working capital, indebtedness and cash position. Moreover, half of the vendor loan is repaid.

Based on the financial information related to entities we acquired (Fugro Geoscience Division, excluding multi-client survey), the Group operating revenues in 2013 would have been US$3,875.8 million if the acquisition had taken place on January 1, 2013. The impact on the net income (loss) would have been not significant.

The amounts of net assets acquired and liabilities assumed recognized at the acquisition date are as follows:

Fair value
(in millions of US$)
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

The goodwill recognized included intangible assets that did not qualify for separate recognition such as assembled workforce and synergies expected between the business lines of our GGR segment that resulted from the acquisition (see note 19). None of the goodwill recognized is expected to be deductible for income tax purposes.

Creation of the joint venture Seabed Geosolutions BV

The signing of the joint venture Seabed Geosolutions BV between CGG and Fugro took place on February 16, 2013. We hold 40% of the share-capital of Seabed Geosolutions BV. We have accounted for Seabed Geosolutions BV using the equity method since then.

The following table summarizes the consideration received for the contribution of our Shallow water and OBC businesses and the carrying value of the assets contributed:

(in millions of US$)
Consideration received
Credit note(1)	281
Fair value of our shares in Seabed Geosolutions BV(2)	217
Total consideration received	498

Carrying value of the contributed assets and liabilities
Cash	9
Goodwill	313
Other assets and liabilities	91
Total carrying value of the contributed assets and liabilities	413
Net gain realized	85

(1)	This related to the amount due by Fugro and offsets partially the gross cash paid for the acquisition of the Fugro Geoscience Division (see above)
(2)

The fair value of our shares in Seabed Geosolutions BV was assessed using a multi-criteria approach based on the present value of discount cash flows and market multiples derived from a set of comparable transactions.

The net gain of US$84.5 million arising from our contribution to this entity was recorded in the line item “Other revenues (expenses) net” in our statement of operations.

As of December 31, 2012, in accordance with the terms of the SPA and especially the establishment of the joint venture Seabed Geosolutions BV, we reclassified the contributed assets for US$76.4 million in “assets held for sale” in our statement financial position. We also reclassified the goodwill corresponding to contributed businesses for US$300 million (see note 5).

Creation of a ship management joint venture with Louis Dreyfus Armateurs group (LDA)

On April 16, 2013, CGG and Louis Dreyfus Armateurs Group (LDA) created a ship management joint venture, GeofieLD Ship Management Services SAS, in which we own 50%. The new joint venture provides maritime ship management services for CGG’s high-capacity 3D seismic vessels. We account for this entity using the equity method since then.

Sale of the Company’s shareholding interest in Spectrum ASA

During the year ended December 31, 2012, we sold an 18.82% stake in Spectrum ASA and we recognized a gain amounting to US$15 million in the line item “Other revenues (expenses)” of our statement of operations. Our remaining shareholding interest as of December 31, 2012 represented 10.14% of Spectrum ASA. Spectrum ASA was accounted under the equity method in our financial statements as we had one member attending the Board of Directors.

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

NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE

Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Trade accounts and notes receivable gross — current portion	651.9	751.1	600.4
Less: allowance for doubtful accounts — current portion	(34.7)	(29.6)	(23.8)

Trade accounts and notes receivables net — current portion	617.2	721.5	576.6

Trade accounts and notes receivable gross — non-current portion	3.0	5.2	9.6
Less: allowance for doubtful accounts — non-current portion	—	(1.0)	(0.5)

Trade accounts and notes receivables net — non-current portion	3.0	4.2	9.1

Recoverable costs and accrued profit, not billed	322.3	261.7	303.0

Total accounts and notes receivables	942.5	987.4	888.7

In 2013, net trade accounts and notes receivable acquired in Fugro Geoscience Division amounted to US$192.3 million. In 2012, we reclassified trade accounts and note receivables to be contributed to the joint venture Seabed Geosolutions BV for US$11 million in “assets held for sale”.

The non-current receivables relate to our Equipment segment as of December 31, 2014, 2013 and 2012.

Allowances for doubtful accounts only relate to overdue receivables as of December 31, 2014.

As of December 31, 2014 the ageing analysis of net trade accounts and notes receivables is as follows:

	Not past due	30 days	30 - 60 days	60 - 90 days	90 - 120 days	> 120 days	Total
2014	326.9	100.6	45.4	48.3	10.6	88.4	620.2
2013	445.3	99.9	71.6	18.6	12.6	77.7	725.7
2012	340.8	103.4	16.8	42.3	13.1	69.3	585.7

Litigation

On March 18, 2013, CGG Services SA, a fully owned subsidiary of CGG SA, initiated arbitration proceedings against ONGC, an Indian company, to recover certain unpaid amounts under three commercial contracts entered into by the two entities between 2008 and 2010. The proceedings are on-going. We believe that this arbitration proceeding will allow us to recover the receivables that are recorded on our statement of financial position as unpaid receivables as of December 31, 2014.

Factoring agreements

In 2014, 2013 and 2012, we entered into several factoring agreements with various banks. As of December 31, 2014, we had transferred US$81.1 million compared to US$36.9 million and US$68.2 million as of December 31, 2013 and 2012 respectively, of notes receivable as part of these agreements. The risks retained by the Group are mainly the risk of payment delay up to 30 days and the risk of commercial litigation. Both have been historically low with the transferred clients.

As a consequence, the Group retained only non-significant amounts to the extent of its continuing involvement. Related costs recorded in operating income are not significant.

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

	December 31, 2014			December 31, 2013			December 31, 2012 (restated)
	Cost	Valuation Allowance	Net	Cost	Valuation Allowance	Net	Cost	Valuation Allowance	Net
	(in millions of US$)
— Consumables and spares parts	36.4	(0.6)	35.8	60.6	(0.8)	59.8	48.1	(1.2)	46.9
— Raw materials and sub-assemblies	91.9	(13.5)	78.4	121.8	(16.5)	105.3	108.7	(14.5)	94.2
— Work in progress	197.0	(26.4)	170.6	245.6	(17.5)	228.1	212.2	(11.7)	200.5
— Finished goods	143.8	(11.3)	132.5	127.1	(15.1)	112.0	87.5	(9.9)	77.6

Inventories and work in progress	469.1	(51.8)	417.3	555.1	(49.9)	505.2	456.5	(37.3)	419.2

Variation of inventories and work in progress

	December 31,
Variation of the period	2014	2013	2012 (restated)
	(in millions of US$)
Balance at beginning of period	505.2	419.2	361.5
Variations	(30.8)	60.1	49.2
Movements in valuation allowance	(9.5)	(11.3)	(2.5)
Change in consolidation scope	(8.0)	20.9	6.0
Change in exchange rates	(39.6)	13.8	6.4
Others	0.0	2.5	(1.4)

Balance at end of period	417.3	505.2	419.2

In 2014, change in consolidation scope corresponds to inventories and work in progress contributed to Alcatel-Lucent Submarine Networks (ASN) and Geokinetics (see note 2). In 2013, this line item corresponded to inventories and work in progress acquired in the Fugro Geoscience Division.

In 2013 and 2012, the line item “Others” mainly corresponded to reclassifications of inventories in “assets held for sale” of US$2.9 million and US$2.0 million respectively.

NOTE 5 — OTHER CURRENT ASSETS AND ASSETS HELD FOR SALE

Other current assets

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Personnel and other tax assets	41.9	61.7	44.3
Fair value of financial instruments (see note 14)	1.4	1.8	3.0
Other miscellaneous receivables(a)	32.1	34.4	27.3
Supplier prepayments	33.3	52.1	39.2
Prepaid expenses	17.8	25.6	25.8

Other current assets	126.5	175.6	139.6

(a)	Includes restricted cash for US$1.0 million in 2014.

Assets held for sale

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Massy headquarters land	10.7	10.7	10.7
Ardiseis Net assets related to the framework agreement with TAQA (see note 2)	—	21.9	—
Seabed Geosolutions BV Net assets (see note 2)	—	—	376.4
Seismic vessels	26.2	—	6.8
Equipments and others	1.4	5.1	—

Assets held for sale	38.3	37.7	393.9

As of December 31, 2014, three seismic vessels were classified as assets held for sale as part of our transformation plan.

NOTE 6 — ASSET VALUATION ALLOWANCE

	December 31, 2014
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of US$)
Trade accounts and notes receivables	30.6	17.4	(12.4)	—	(0.8)	34.8
Inventories and work-in-progress	49.9	13.6	(4.1)	—	(7.7)	51.7
Tax assets	0.1	7.9	—	—	—	8.0
Other current assets	11.2	2.7	(3.9)	—	(0.2)	9.8
Loans receivables and other investments	0.1	—	—	—	(0.1)	—
Total assets valuation allowance	91.9	41.6	(20.4)	—	(8.8)	104.3

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2013
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of US$)
Trade accounts and notes receivables	24.3	7.9	(6.1)	—	4.5	30.6
Inventories and work-in-progress	37.3	14.2	(2.9)	—	1.3	49.9
Tax assets	1.6	—	(1.5)	—	—	0.1
Other current assets	13.9	3.9	(6.6)	—	—	11.2
Loans receivables and other investments	0.2	—	(0.2)	—	0.1	0.1
Total assets valuation allowance	77.3	26.0	(17.3)	—	5.9	91.9

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2012 (restated)
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of US$)
Trade accounts and notes receivables	23.9	4.0	(3.8)	—	0.2	24.3
Inventories and work-in-progress	32.4	6.9	(4.4)	—	2.4	37.3
Tax assets	1.0	0.6	—	—	—	1.6
Other current assets	10.6	3.3	—	—	—	13.9
Loans receivables and other investments	1.2	—	(1.1)		0.1	0.2
Total assets valuation allowance	69.1	14.8	(9.3)	—	2.7	77.3

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

NOTE 7 — INVESTMENTS AND OTHER FINANCIAL ASSETS

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Non-consolidated investments	57.0	8.5	7.3
Loans and advances	72.5	26.5	30.5
Deposits and other	12.3	12.8	15.9

Total	141.8	47.8	53.7

Non-consolidated investments

			December 31,
	Country	2014 % of interests	2014	2013	2012 (restated)
			(in millions of US$)
Other investments in non-consolidated companies
Tronic’s Microsystems SA	France	15.43%	4.7	5.3	5.1
Geokinetics Inc. (see note 2)	USA	16.00%	49.0	—	—
Other investments in non-consolidated companies			3.3	3.2	2.2

Total non-consolidated investments			57.0	8.5	7.3

On September 30, 2014 CGG sold its North American land contract assets and activities to Geokinetics Inc against a minority equity stake in this company. Our stake in Geokinetics is presented as a non-consolidated investment in our statement of financial position since this date; and is measured at its fair value for US$49 million that was assessed using a market multiples approach.

No Restriction or commitment exists between CGG and the non-consolidated investments.

Loans and advances

CGG granted a loan amounting to US$45.1 million as of December 31, 2014 to Seabed Geosolutions BV. CGG also committed to provide financial support to the joint venture up to US$110 million, which means a potential extension of the existing loan of US$65 million.

Loans and advances also include a loan granted by CGG Holding BV to PTSC CGGV Geophysical Survey Limited for US$26.7 million as of December 31, 2014, US$25.1 million as of December 31, 2013 and US$29.2 million as of December 31, 2012.

NOTE 8 — INVESTMENTS IN COMPANIES UNDER EQUITY METHOD

		2014 % of interests	December 31,
	Country / Head office		2014	2013	2012 (restated)
			(in millions of US$)
Marine acquisition
CGG Eidesvik Ship Management AS	Norway / Bergen	49.0%	0.2	1.2	(0.8)
Eidesvik Seismic Vessels AS	Norway / Bomlo	49.0%	16.6	14.2	12.5
Gardline	Singapore	49.0%	5.5	5.8	4.9
GeofieLD Ship Management Services SAS	France / Suresnes	50.0%	(0.1)	—	—
Oceanic Seismic Vessels AS	Norway / Bomlo	49.0%	23.5	21.6	19.2
PT Elnusa-CGGVeritas Seismic	Indonesia / Jakarta	49.0%	0.5	0.6	0.5
PTSC CGGV Geophysical Survey Limited	Vietnam / Vung Tau City	49.0%	23.9	28.9	27.1
Land and Airborne acquisition
Ardiseis FZCO	United Arab Emirates / Dubai	49.0%	27.4	—	—
Argas	Saudi Arabia / Al-Khobar	49.0%	37.2	63.3	51.1
Seabed Geosolutions BV	The Netherlands / Amsterdam	40.0%	4.9	193.2	—
Veri-Illuq Geophysical Ltd.	Canada / Calgary	49.0%	(0.1)	(0.1)	—
Yamoria Geophysical Ltd.	Canada / Calgary	49.0%	(0.4)	(0.4)	—
GGR
Magnitude Microseismic LLC	US / Houston	49.0%	(4.6)	(4.1)	(2.4)
Reservoir Evaluation Services LLP	Kazakhstan / Almaty	36.0%	3.2	1.6	—
Spectrum ASA	Norway / Oslo	0.0%	—	—	12.4

Investments in companies under the equity method			137.7	325.8	124.5

The variation of “Investments in companies under equity method” is as follows:

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Balance at beginning of period	325.8	124.5	131.7
Change in consolidation scope	29.2	(13.9)	(20.4)
Investments made during the year	4.9	219.6	21.7
Equity in income	(81.7)	0.6	37.4
Impairment	(107.0)	—	—
Dividends received during the period, reduction in share capital	(30.7)	(10.0)	(48.2)
Change in other comprehensive income of entities under the equity method	—	—	1.5
Change in exchange rate and other	(2.8)	5.0	0.8

Balance at end of period	137.7	325.8	124.5

The changes in consolidation scope in 2014 correspond for US$27.6 million to the change of consolidation method of Ardiseis in June 2014 (see note 2). In 2013 and 2012, the changes in consolidation corresponded to the disposal of the remaining shares we held in Spectrum ASA (see note 2). The adoption of IFRS11 in 2013 had no impact on the consolidation perimeter.

The investments in 2014 correspond for US$4.9 million to our contribution in our joint venture Magnitude. The investments in 2013 corresponded for US$217 million to our 40% investment in Seabed Geosolutions BV. In 2012, it corresponded for US$21.7 million to our contribution in our joint venture PTSC CGGV Geophysical Survey limited (see note 2).

The 2014 impairment corresponds to the impairment of our shares in Seabed Geosolutions BV that is recorded in the line item “Other revenues (expenses) — net” in the consolidated statement of operations.

Main contributive companies under equity method

The following tables illustrate summarized financial information as of December 31, 2014 of the main contributive entities operating in the land and airborne acquisition business, where we expand the scope of our partnerships for strategic reasons:

	Ardiseis FZCO	Argas	Seabed Geosolutions BV
	(in millions of US$)
Revenue	50.0	82.4	306.0
Depreciation and amortization	3.0	(13.9)	(327.1)
Cost of financial debt	—	(0.2)	(2.0)
Tax income (expense)	5.2	—	4.6
Net income (loss)	(0.5)	6.6	(472.1)

Cash and cash equivalents	11.4	8.1	21.8
Current assets	65.4	100.3	97.6
Total non-current assets	27.8	89.1	284.6
Current financial liabilities	—	6.7	—
Current liabilities	46.7	66.9	150.6
Non-current financial liabilities	—	46.6	101.9
Non-current liabilities	2.3	10.8	70.2
Equity	55.6	66.6	81.3

Dividends paid to CGG	—	26.1	—

CGG granted a loan amounting to US$45.1 million as of December 31, 2014 to Seabed Geosolutions BV. CGG also committed to provide financial support to the joint venture up to US$110 million, which means a potential extension of the existing loan of US$65 million.

CGG also issued guarantees for US$60 million on behalf of companies under equity method in 2014.

Transactions with investments in companies under the equity method: see note 27- Related parties.

Reconciliation of the summarized financial information above with the carrying amount of the main contributive entities in our statement of financial position and with our share of income as of December 31, 2014 is as follows:

	Ardiseis FZCO	Argas	Seabed Geosolutions BV	Other entities	Total
	in millions of US$
Equity of main contributive entities	55.6	66.6	81.3
% of interest	49%	49%	40%
% of equity of main contributive entities	27.2	32.6	32.5
Adjustments and eliminations	0.2	4.6	(27.6)
Investments in companies under the equity method	27.4	37.2	4.9	68.2	137.7

	Ardiseis FZCO July to December(1)	Argas	Seabed Geosolutions BV	Other entities	Total
	in millions of US$
Net income of main contributive entities	(0.5)	6.6	(472.1)
% of interest	49%	49%	40%
% of income of main contributive entities	(0.3)	3.2	(188.8)
Adjustments and eliminations(2)	—	—	107.3
Share of income (loss) in companies accounted for under the equity method	(0.3)	3.2	(81.5)	(3.1)	(81.7)

(1)	From June 30, 2014, Ardiseis FZCO is no longer fully consolidated but is accounted for under the equity method.
(2)	Corresponds to the impairment of our shares in Seabed Geosolutions BV that is recorded in the line item “Other revenues (expenses) — net” in the consolidated statement of operations.

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2014			2013			2012 (restated)
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(in millions of US$)
Land	19.6	—	19.6	21.1	—	21.1	20.2
Buildings	248.3	(106.4)	141.9	276.8	(110.1)	166.7	150.9
Machinery & equipment	1,112.6	(626.4)	486.2	1,590.4	(912.8)	677.6	559.0
Vehicles & vessels	682.7	(181.3)	501.4	975.0	(400.6)	574.4	353.9
Other tangible assets	125.3	(86.9)	38.4	140.3	(99.8)	40.5	35.8
Assets under constructions	50.7	—	50.7	77.5	—	77.5	39.7

Total Property, plant and equipment	2,239.2	(1,001.0)	1,238.2	3,081.1	(1,523.3)	1,557.8	1,159.5

Variation of the period

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Balance at beginning of period	1,557.8	1,159.5	1,183.2
Acquisitions	201.0	289.5	339.1
Acquisitions through finance lease	—	—	2.8
Depreciation	(400.2)	(482.2)	(287.5)
Disposals	(16.7)	(16.1)	(16.4)
Change in exchange rates	(25.7)	6.4	4.4
Change in consolidation scope	(41.0)	624.1	2.0
Reclassification of tangible assets as “Assets held for sale”	(29.6)	(20.8)	(57.5)
Other	(7.4)	(2.6)	(10.6)

Balance at end of period	1,238.2	1,557.8	1,159.5

In 2014, the “Depreciation” line item includes a US$65 million impairment of marine fixed equipment mainly. In 2013, it included US$105 million of non-recurring impairment of seismic vessels and equipment (see notes 19 & 21).

Disposals of assets mainly relate to marine seismic equipment scrapped or damaged.

In 2014, the “Change in consolidation scope” is mainly due to the sale of the North American land contract assets and activities to Geokinetics against a minority equity stake in this company (see note 2). In 2013, it mainly related to the acquisition of the Fugro Geoscience Division.

In 2014, as a consequence of the fleet downsizing plan of our fleet, three seismic vessels have been reclassified as “Assets held for sale”. In 2013, assets had been reclassified as “Assets held for sale” for US$20.8 million in relation to the framework agreement signed with TAQA (see note 2). In 2012, tangible assets that had been contributed to the joint venture Seabed Geosolutions BV, were classified as well as “Assets held for sale” for an amount of US$57.5 million.

Reconciliation of acquisitions with the consolidated statements of cash flows

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Acquisitions of tangible assets (excluding finance lease)	201.0	289.5	339.1
Development costs capitalized — see notes 10 and 20	56.8	56.9	29.1
Additions in other intangible assets (excluding non-exclusive surveys) — see note 10	20.6	8.7	2.5
Variance of fixed assets suppliers	3.5	(7.9)	(1.9)

Total purchases of tangible and intangible assets according to cash flow statement	281.9	347.2	368.8

Land, buildings and geophysical equipment recorded under finance leases

	December 31,
	2014			2013			2012 (restated)
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(in millions of US$)
Geophysical equipment and vessels under finance leases	18.2	(1.4)	16.8	117.4	(92.5)	24.9	40.5
Land and buildings under finance leases	93.5	(12.4)	81.1	106.3	(10.0)	96.3	96.2
Other tangible assets under finance leases	3.7	(3.7)	—	3.7	(3.7)	—	0.3

Total Property, plant and equipment under finance leases	115.4	(17.5)	97.9	227.4	(106.2)	121.2	137.0

Repairs and maintenance expenses

Repairs and maintenance expenses included in cost of operations amount to US$106.8 million in 2014 due to upgrades and repairs on seismic vessels. Repairs and maintenance expenses amounted to US$115.9 million in 2013, and to US$114.7 million in 2012.

NOTE 10 — INTANGIBLE ASSETS

	December 31,
	2014			2013 (restated)			2012 (restated)
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(in millions of US$)
Multi-client surveys Marine	3,727.7	(2,903.9)	823.8	3,049.2	(2,380.9)	668.3	474.1
Multi-client surveys Land	908.4	(784.8)	123.6	867.5	(752.6)	114.9	130.1
Development costs capitalized	332.4	(133.1)	199.3	306.9	(101.6)	205.3	96.2
Software	103.2	(61.3)	41.9	89.3	(55.9)	33.4	30.5
Research — Technology	89.7	(81.9)	7.8	153.5	(111.5)	42.0	51.4
Customer relationships	250.5	(113.8)	136.7	239.6	(102.3)	137.3	132.2
Trade names	44.1	(31.0)	13.1	45.2	(30.3)	14.9	3.7
Other intangible assets	117.2	(89.6)	27.6	105.2	(49.7)	55.5	16.7

Total intangible assets	5,573.2	(4,199.4)	1,373.8	4,856.4	(3,584.8)	1,271.6	934.9

Variation of the period

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Balance at beginning of period	1,271.6	934.9	865.1
Increase in multi-client surveys	713.3	572.3	418.0
Development costs capitalized	56.8	56.9	29.1
Other acquisitions	20.6	8.7	2.5
Depreciation on multi-client surveys	(565.8)	(398.7)	(340.9)
Other depreciation	(109.0)	(90.8)	(80.5)
Disposals	(0.1)	(0.4)	(0.2)
Change in exchange rates	(28.3)	2.3	4.2
Change in consolidation scope	0.2	184.9	34.5
Reclassification of intangible assets as “Assets held for sale”	—	—	(6.7)
Other	14.5	1.5	9.8

Balance at end of period	1,373.8	1,271.6	934.9

In 2014 and 2013, high level of investments in multi-client surveys is related to ongoing programs in Gulf of Mexico.

In 2014, depreciation on multi-client surveys includes US$112.7 million of impairment of multi-client surveys notably acquired in Brazil (2007-2009 surveys) and North Sea.

In 2014, other depreciations include a US$21.7 million related to seabed activities. In 2013 and 2012 respectively, other depreciation included US$21.0 million of customer relationship impairment and a US$30 million impairment loss related to the trade name “Veritas” (see note 21).

In 2013 and 2012 respectively, change in consolidation scope related to the acquisition of the Fugro Geoscience division and the acquisition of the assets of GRC.

In 2012, intangible assets to be contributed to the joint venture Seabed Geosolutions BV were classified as “Assets held for sale” for an amount of US$6.7 million.

Reconciliation of acquisitions with the consolidated statements of cash flows and capital expenditures in note 19

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Increase in multi-client surveys	713.3	572.3	418.0
Multi-client depreciations & amortizations capitalized	(130.0)	(92.9)	(54.2)
Investment in multi-client surveys according to cash flow statement	583.3	479.4	363.8

NOTE 11 — GOODWILL

Analysis of goodwill is as follows:

	December 31,
Variation of the period	2014	2013	2012 (restated)
	(in millions of US$)
Balance at beginning of period	2,483.2	2,415.5	2,688.2
Additions	—	721.6	23.0
Impairment	(415.0)	(640.0)	—
Reclassification to Assets held for sale (see note 5)	(13.7)	(13.0)	(300.0)
Adjustments	—	—	—
Change in exchange rates	(12.8)	(0.9)	4.3
Other	—	—	—

Balance at end of period	2,041.7	2,483.2	2,415.5

In 2014, we recognized an impairment of US$415 million and US$640 million in 2013 resulting from the annual impairment test, which we booked under the line “Other revenues (expenses) net” in our statement of operations (see note 21).

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

The following table provides the split of the total Group Goodwill per segment:

	Goodwill
	2014	2013	2012 (restated)
	(in millions of US$)
Acquisition (1)	366	782	1,344
GGR	1,492	1,493	901
Equipment	184	208	170

Total	2,042	2,483	2,415

(1)	Acquisition Goodwill being carried by Marine cash generating units only in 2013 and 2014.

Since 2013, the remaining goodwill in Acquisition segment is located within Marine cash generating unit only. Hence, the key assumptions used to determine the recoverable value and the analysis of sensitivities will be detailed only for Marine cash generating unit and not for the Acquisition Group of cash generating units.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash generating unit, the value in use are determined based on economic assumptions and forecasted operating conditions as follows:

•	expected cash flows estimated in the 2015 budget and 2016-2017 outlook as presented to the Board of Directors on February 25, 2015,

•	use of normative cash flows beyond Year 3, the discounted normative cash flows weight more than 80% of the total value in use,

•	long-term growth rate between 2% and 2.5% regarding the activity,

•	discount rates, unchanged compared to 2013, we consider reflecting the respective sector weighted average cost of capital (WACC):

—	10% for the Equipment segment (corresponding to a pre-tax rate of 14.0%);

—	8.5% for the Marine cash generating unit within the Acquisition segment (corresponding to a pre-tax rate of 10.4%);

—	9.5% for the cash generating units within the GGR segment (corresponding to a pre-tax rate from 12.9% up to 14.2%).

CGG operates in a cyclical market, currently driven down by the drastic drop in oil prices, and the low point of the cycle will be reached somewhere in the next three years to come. However, key economic assumptions, except the reduction of our marine fleet, have not changed compared to past year on the medium term view, i.e. for the normative year.

Marine cash generating unit will be strongly impacted by the deteriorated market conditions. As a consequence of the second phase of our fleet downsizing plan and the difficult market conditions, the impairment test of our Marine cash generating unit as of December 31, 2014 triggered a goodwill impairment for US$415 million.

GGR segment should be resilient in these market conditions. The impairment tests did not trigger any goodwill impairment on the group of cash generating units GGR or on each individual cash generating unit within this group. The excess of expected future discounted cash-flows over the carrying value of assets including goodwill is close to zero.

In 2013, a goodwill impairment of US$582 million and of US$58 million was recognized respectively for Marine and Land cash generating units. No impairment loss was recorded for the year ended December 31, 2012.

Sensitivity to changes in assumptions

Changing the assumptions selected by Group management, in particular the discount rate and the normative cash flows (based on EBITDAS) could significantly affect the evaluation of the value in use of our cash generating units and, hence, Group’s impairment result. As the profile of the cycle could affect, to a lesser extent compared to the two previous assumptions, the evaluation of the value in use of our cash generating units, the cash flow generated during one year -2016 chosen as middle of the three years sequence- is an important assumption.

The following changes to the assumptions used in the impairment test lead to the following:

	Goodwill	Excess of the expected future Discounted cash-flows over the carrying value of assets including goodwill	Sensitivity on 2016 cash flows		Sensitivity on normative cash flows		Sensitivity on discount rate (after tax)
			Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 0.25%	Increase by 0.25%
	(in millions of US$)
Marine CGU	366	0	(6)	+6	(106)	+106	+51	(47)
GGR	1,492	1	(13)	+13	(268)	+268	+120	(112)
Equipment	184	1,266	(11)	+11	(169)	+169	+68	(64)

Total	2,042

NOTE 12 — OTHER CURRENT LIABILITIES

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Value added tax and other taxes payable	67.7	89.1	75.6
Deferred revenue	119.0	109.3	139.3
Fair value of financial instruments (see note 14)	2.6	1.0	0.8
Other liabilities	42.5	84.5	84.5

Other current liabilities	231.8	283.9	300.2

Other liabilities include an earn-out related to the acquisition of Geophysical Research Corporation, LLC in 2012 (see note 2) amounting to US$15.7 million as of December 31, 2014. This debt based on the revenues of the entity from January 2012 to January 2015 was paid in February 2015.

In 2012 and 2013, other liabilities also included US$28 million purchase option on the shares held by LDA in Geomar SAS, the company owning the CGG Alizé vessel. This purchase took effect on April 1, 2014 (see note 2).

NOTE 13 — FINANCIAL DEBT

	December 31,
	2014			2013			2012 (restated)
	Current	Non- current	Total	Current	Non- current	Total	Total
	(in millions of US$)
High yield bonds	—	1,731.3	1,731.3	—	1,234.9	1,234.9	1,349.0
Convertible bonds	—	367.0	367.0	—	836.6	836.6	763.5
Credit facilities(a)	—	273.0	273.0	168.5	68.7	237.2	—
Bank loans(a)	35.5	133.1	168.6	31.0	88.6	119.6	40.9
Other loans(a)	3.2	102.5	105.7	18.8	155.1	173.9	—
Finance lease debt	8.6	93.4	102.0	9.0	112.2	121.2	130.9

Sub-total	47.3	2,700.3	2,747.6	227.3	2,496.1	2,723.4	2,284.3

Accrued interests	28.4	—	28.4	19.7	—	19.7	16.7

Financial debt	75.7	2,700.3	2,776.0	247.0	2,496.1	2,743.1	2,301.0

Bank overdrafts	2.9	—	2.9	4.5	—	4.5	4.2
Total			2,778.9			2,747.6	2,305.2

(a)	At December 31, 2014, US$453.4 million out of US$547.3 million of loans (credit facilities, bank loans and other loans) were secured by tangible assets and receivables (drawn amount).

•	Financial debt by financing sources

	Issuing date	Maturity	Nominal amount Dec. 31, 2014		Net balance Dec. 31, 2014	Interest rate
			(in millions of currency)		(in millions of US$)
High yield bond 2017	2007	2017		US$400	134.0	7 3/4%
High yield bond 2020	2014	2020		€400	478.8	5 7/8%
High yield bond 2021	2011	2021		US$650	624.1	6 1/2%
High yield bond 2022	2014	2022		US$500	494.4	6 7/8%
Sub-total High yield bonds					1,731.3

Convertible bond 2019	2012	2019		€360	367.0	1 1/4%
Sub-total Convertible bonds					367.0

Credit facilities	—	—		—	273.0	—
Nordic Credit line (excluding credit facility)	2014	2019	US$	150	147.9	4 2/5%
Other bank loans	—	—		—	20.7	—
Sub-total bank loans					168.6

Other loans	—	—		—	105.7	—
Real estate finance lease	2010	2022		€75	73.3	—
Other finance lease	—	—		—	28.7
Sub-total Finance lease debt					102.0

Total financial debt, excluding accrued interests and bank overdrafts					2,747.6

•	Financial debt by currency

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
US dollar	1,570.6	1,493.1	1,431.3
Euro	1,177.0	1,230.3	853.0
Other currencies	—	—	—

Total financial debt, excluding accrued interests and bank overdrafts	2,747.6	2,723.4	2,284.3

•	Financial debt by interest rate

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Variable rates (average effective rate December 31, 2014: 2.82%, 2013: 2.20%, 2012: 2.84%)	240.1	168.2	41.4
Fixed rates (average effective rate December 31, 2014: 6.46%, 2013: 7.20%, 2012: 6.27%)	2,507.5	2,555.2	2,242.9

Total financial debt, excluding accrued interests and bank overdrafts	2,747.6	2,723.4	2,284.3

Variable interest rates are generally based on inter-bank offered rates of the related currency.

The impact of hedging instruments has not been considered in the above tables.

Analysis of financial covenants as of December 31, 2014

	Leverage Ratio(a)		Interests Cover Ratio(b)		Minimum Liquidity(c)
French Revolving facility	≤	3.75x	≥	4.00x		—
US Revolving facility	≤	3.75x	≥	4.00x		—
US$250 million Nordic credit facility	≤	3.75x	≥	3.00x	> $	75m
US$45 million Secured Term Loan Facility	≤	3.75x	≥	3.00x	> $	75m

(a)	Leverage ratio is defined as total net financial debt to EBITDAS.
(b)	Interests cover ratio is defined as EBITDAS to Interests Expenses.
(c)	Minimum liquidity is defined as the available cash held by the company.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization costs capitalized to multi-client surveys, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. For the determination of ratios included in the covenants, EBITDAS is before non-recurring items.

“Net financial debt” is defined as bank overdrafts, plus current portion of financial debt, plus financial debt less cash and cash equivalents.

All those financial covenants were complied with at December 31, 2014.

In order to increase our financial flexibility, we have revised certain terms in several of our credit facilities, namely our French revolving facility, our US revolving facility agreement, our Nordic credit facility and our US$45 million Term Loan Facility secured by the Geowave Voyager vessel. Pursuant to such amendments, the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased from a constant ratio of 3.00x to a ratio of 3.75x for each rolling 12-month period ending on or before September 2015, 3.50x for each such period ending on or before September 2016, 3.25x for each such period ending on or before September 2017 and 3.00x thereafter.

•	High Yield bonds

Since 2007, CGG SA issued several bonds in US dollar and euros, with maturities 2016, 2017, 2020, 2021 and 2022.

These notes are listed on the Luxembourg Stock Exchange; and are guaranteed on a senior basis by certain of our subsidiaries.

Those bonds include certain restrictive covenants, including limitations on additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group. In addition, the Company is required to maintain a ratio of EBITDAS to gross interest expenses equal to or greater than 3.

High yield bonds — (US$500 million, 6.875% Senior Notes, maturity 2022)

On May 1, 2014, we issued US$500 million principal amount of our 6.875% Senior Notes due 2022.

The Senior Notes were issued at a price of 100% of their principal amount. We used the net proceeds from the notes to redeem the entire US$225 million outstanding principal amount of our 9.50% Senior Notes due 2016 and to repay US$265 million in principal amount of our 7.75% Senior Notes due 2017.

High yield bonds — (€ 400 million, 5.875% Senior Notes, maturity 2020)

On April 23, 2014, we issued €400 million (or US$546.3 million, converted at historical closing exchange rate of US$1.3658) principal amount of our 5.875% Senior Notes due 2020.

The Senior Notes were issued at a price of 100% of their principal amount. We used the net proceeds from the notes to fully repurchase our 1.75% OCEANE convertible bonds due 2016 amounting to €360 million. The remaining net proceeds were used to reimburse the €28.1 million installment of the vendor loan granted by Fugro due in 2015.

High Yield bonds — (US$650 million, 6.50% Senior Notes, maturity 2021)

On May 31, 2011, we issued US$650 million principal amount of 6.50% Senior Notes due June 1, 2021.

The Senior Notes were issued at a price of 96.45% of their principal amount, resulting in a yield of 7%. We used the net proceeds of the issuance to redeem the remainder of our US$530 million 7.50% Senior Notes due May 2015 and to repay in full the US$508 million outstanding under our term loan B facility.

High Yield bonds — (US$350 million, 9.50% Senior Notes, maturity 2016)

On June 2, 2014, we redeemed in full the US$225 million outstanding principal amount of our 9.50% Senior Notes due 2016. This redemption was financed through the US$500 million Senior Notes issuance described above. The notes were redeemed at 102.375% of their principal amount.

On August 21, 2013, we redeemed US$125 million aggregate principal amount of our US$350 million 9.50% Senior Notes due 2016 at a price of 104.75% plus accrued interest.

On June 9, 2009, we issued US$350 million principal amount of our 9.50% Senior Notes due May 15, 2016. The Senior Notes were issued at a price of 97.0% of their principal amount, resulting in a yield of 10.125%.

High Yield bonds — (US$400 million, 7.75% Senior Notes, maturity 2017)

On June 2, 2014, we redeemed US$265 million of our 7.75% Senior Notes due 2017. This redemption was financed through the US$500 million Senior Notes issuance described above. The notes were redeemed at 101.292% of their principal amount.

On February 9, 2007, we issued US$400 million of 7.75% Senior Notes due 2017. We used the net proceeds from the notes to repay one part of US$700 million outstanding under the bridge loan facility used to finance Veritas acquisition.

•	Convertible bonds

Convertible bonds — (€360 million, 1.75% Senior Notes, maturity 2016)

The entire €360 million principal amount of the 2016 OCEANE convertible bonds was cancelled by June 30, 2014. On 24 April 2014, we repurchased 81.3% of the principal amount through a reverse book building procedure at a price of €28.60 per bond for a total amount of €293 million. In May 2014, we then repurchased 16.8 % of the bonds following a tender offer at a price of €28.60 per bond for a total amount of €60 million. The early redemption of the remaining 1.9% occurred on June 27, 2014.

Redemption premium and transaction costs were allocated to the liability and equity components at the date of the transaction. The net loss relating to the liability component amounting to US$37.6 million is recorded in line item “Other financial income (loss)” of our consolidated statement of operations. The negative impact on equity amounts to US$16.3 million, net of taxes.

Accelerated amortization of deferred expenditures is recorded for US$2.4 million in the line item “Cost of financial debt net” in our consolidated statement of operations.

On January 27, 2011, we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2016 for a total nominal amount of €360 million. We used the net proceeds of the issuance to partially redeem our US$530 million 7.50% Senior Notes due May 2015, allowing us to reduce our cash interest expense.

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

Convertible bonds — (€360 million, 1.25% Senior Notes, maturity 2019)

On November 20, 2012, we issued 11,200,995 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2019 for a total nominal amount of €360 million. We used the net proceeds of the issuance to finance a portion of the €1.2 billion acquisition price for Fugro Geoscience.

The bonds’ nominal value was set at €32.14 per bond, representing an issue premium of 40% of the CGG’s reference share price on the regulated market of NYSE Euronext in Paris. The bonds bear interest at a rate of 1.25% payable semi-annually in arrears on January 1 and July 1 of each year. The bonds entitle the holders to receive new and/or existing CGG shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

As of November 20, 2012, the financial liability component was US$359 million (€277 million) and the equity component was US$98 million (€75 million), net of issuing fees. The fair value of the financial liability was assessed using a 5.47% interest rate.

•	Credit facilities

Analysis of authorized credit lines as of December 31, 2014 is as follows:

	Date	Maturity	Authorized amount	Used amount	Mobilized amount	Available amount
			(in millions of US$)
US Revolving facility	2013	2018	165.0	75.0	—	90.0
French Revolving facility(1)	2013	2017	325.0	158.0	—	167.0
Nordic Revolving facility	2014	2019	100.0	50.0	—	50.0
Total credit facilities before issuing fees			590.0	283.0	—	307.0

Short-term credit lines (bank overdrafts)	—	—	6.7	2.9	—	3.8

(1)	Authorized amount will decrease to US$275 million in 2016.

Out of the fixed rate credit lines, no significant credit line is expected to be renewed within the next twelve months (see note 18).

Those credit facilities include certain restrictive covenants the Group is required to adhere to (see covenants table).

Based upon the current level of operations, our planned CAPEX, and our near-to mid-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under our revolving credit facilities will be adequate to meet our liquidity needs for the next twelve months.

— US revolving facilities

US$165 million Revolving Credit Agreement (US revolving facility)

During the twelve months ended December 31, 2014, we drew a net amount of US$75 million from our US revolving facility.

On July 15, 2013, we entered into a new US revolving credit facility of up to US$165 million with a 5-year maturity. This facility was undrawn as of December 31, 2013.

US$140 million Revolving Credit Agreement (US revolving facility)

On July 18, 2013, we terminated our US revolving facility agreement.

On December 11, 2012, we obtained consent to the acquisition of Fugro’s Geoscience Division from the lenders under the US revolving credit facility. This amendment extended flexibility under certain covenants to permit the establishment of the joint venture Seabed Geosolutions BV, provide guarantees and incur indebtedness in connection with the transaction.

On January 12, 2007, the Group obtained a US$140 million senior secured US revolving facility (which revolving facility includes letter of credit and swingline subfacilities).

— French revolving facilities

US$325 million Revolving Credit Agreement (French revolving facility)

During the twelve months ended December 31, 2014, we drew a net amount of €20 million (or US$27 million converted at the average exchange rate of US$1.3328) from our French revolving facility, mostly for the purpose of financing our current euro needs, leading to an amount outstanding as of December 31, 2014 under this facility of €130 million (or US$158 million converted at the closing exchange rate of US$1.2141).

On July 24, 2014, we extended the maturity of our French revolving credit facility. Our French revolving credit facility is now US$325 million until July 31, 2016 and US$275 million until July 31, 2017.

On July 31, 2013, we entered into a new French revolving credit facility of up to US$325 million with a three-year maturity with two extension options of one year each.

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

— Nordic revolving facility

See bank loans below

•	Bank loans

Our US$250 million Nordic credit facility and our US$45 million Secured Term Loan Facility include certain restrictive covenants the Group is required to adhere to (see covenants table above).

US$250 million Nordic credit facility

The outstanding value at December 31, 2014, is US$195.2 million net of issuing fees.

On December 16, 2014, we completed the amendment and extension of our Nordic credit facility. The credit amount was increased from US$175 million to US$250 million and the maturity extended from May 2018 to December 2019. The new amount is split into a US$100 million authorized revolving facility and a US$150 million term loan. We entered into an interest rate swap to fix the annual rate at 4.3%.

On July 1, 2013, we entered into a five-year US$200 million financing secured by vessel assets, split into two tranches of US$100 million each, the proceeds of which were used in part to reimburse the 2013 tranche of the vendor loan granted by Fugro. We entered into an interest rate swap to fix the annual effective rate at 4.4%.

US$25 million streamer financing

The outstanding value at December 31, 2014, is US$6.3 million.

On September 29, 2014, the US$25 million streamer financing line was reduced to US$12.5 million and further reduced to US$6.3 million on December 18, 2014, in line with the reduction of the capital expenditures and the fleet.

On December 19, 2013, we signed a loan agreement for a maximum amount of US$25 million with multiple drawings. This loan is dedicated to finance the acquisition of marine equipment to be delivered in up to twelve monthly lots over a period of one year. On December 30, 2014, we entered into an interest rate swap to fix the annual rate at 3.6%. This loan is to be reimbursed over 5 years after the deadline for drawing.

US$45 million Secured Term Loan Facility

The outstanding value at December 31, 2014, is US$14.1 million net of issuing fees.

On January 13, 2011, Exploration Vessel Resources II AS entered into a US$45 million credit facility secured by a pledge over the seismic vessel Geowave Voyager.

US$25 million Secured Term Loan Facility

This facility was fully repaid as of December 31, 2014.

On April 30, 2007, Geomar concluded a credit facility of US$25 million. The proceeds from this credit facility were used to refinance the seismic vessel CGG Alizé.

•	Other loans

Vendor loan granted by Fugro

The outstanding amount as of December 31, 2014 is €84.4 million (or US$102.4 million converted at the closing exchange rate of US$1.2141).

On December 22, 2014, Fugro and CGG amended the Vendor loan including to the effect that 50% of the repayment scheduled on January 31, 2016 to be repaid by CGG on or before January 31, 2017 and the other 50% to be repaid on or before January 31, 2018 (i.e. €42.2 million payable on or before each of January 31, 2017 and January 31, 2018).

On June 27, 2014 we early redeemed the €28.1 million (or US$38,6 million converted at historical average exchange rate of US$1.3726) tranche annual repayment due on January 31, 2015. This redemption was financed with a portion of the proceeds from the €400 million Senior Notes due 2020 issued in April 2014.

On August 21, 2013, we repaid an amount of €112.5 million under the vendor loan to Fugro.

In connection with the Fugro’s Geoscience Division acquisition, Fugro granted to us, on January 31, 2013, a €125 million vendor loan with a five-year maturity bearing an interest rate of 5.5% per annum, which was increased to €225 million at the date of effective acquisition of the Airborne business.

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

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are mainly denominated in US dollars and euros, and to a significantly lesser extent, in Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner, British pounds and Ren-min-bi Yuan. Historically, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in US dollars, as the US dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

Foreign currency sensitivity analysis

Fluctuations in the exchange rate of the US dollar against such other currencies, particularly the euro, have had in the past and will have in the future a significant effect upon our results of operations, which are reported now in US dollars. Since we participate in competitive bids for data acquisition contracts that are denominated in US dollars, the depreciation of the US dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in US dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of December 31, 2014, we estimated our annual fixed expenses in euros to be approximately €500 million and as a result, an unfavorable variation of US$0.10 in the average yearly exchange rate between the US dollar and the euro would reduce our operating income and our shareholders’ equity by approximately US$50 million.

Our financial debt is partly denominated in euro and converted in US dollar at the closing exchange rate. As of December 31, 2014, the US$2,419.8 million of net debt included a part of debt in euro amounted to €957 million based on the closing exchange rate of US$1.2141. From a year end closing to another, a variation of US$0.10 in the closing exchange rate between the US dollar and the euro would impact by approximately US$100 million our net debt.

As a result of our compliance with IAS 12 Income Taxes, our results of operation are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns an asset is not the same as the currency used for taxation purposes.

Foreign forward exchange contracts

In order to protect the Group against the reduction in the value of future foreign currency cash flows, we follow a policy of selling US dollars forward at average contract maturity dates that the Group attempts to match with future net US dollar cash flows (revenues less costs in US dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds, in Ren-min-bi Yuan, in Norwegian kroner, Singapore dollar, Euros, Canadian dollar, Australian dollar, Russian ruble and Swiss Franc. This foreign currency risk management strategy has enabled us to reduce, but not eliminate, the positive or negative effects of exchange movements with respect to these currencies.

At December 31, 2014, contracts were outstanding for the US dollar equivalent of US$91.6 million (notional amount), of which US$23.6 million of forward sales contracts of US dollar against British pounds, US$16.8 million against Norwegian kroner, US$26.2 million against Euros, US$5.8 million against Ren-min-bi Yuan, US$5.3 million against Singapore dollar, US$5.3 million against Canadian dollar, US$4.9 million against Swiss franc, US$2.0 million against Russian ruble, and US$1.7 million against Australian dollar.

Effects of forward exchange contracts on financial statements are as follows:

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Carrying value of forward exchange contracts (see notes 5 and 12)	(1.2)	0.8	2.2
Gains (losses) recognized in profit and loss (see note 21)	(0.9)	1.9	0.8
Gains (losses) recognized directly in equity	(1.8)	—	3.7

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

Call contracts

There were no call contracts outstanding as of December 31, 2014, 2013 and 2012.

•	Interest rate risk management

Our policy is to manage interest rates through maximization of the proportion of fixed rate debt. As of December 31, 2014, 91% of our debt consisted of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our revolving credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, a portion of our interest expenses vary in line with movements in short-term interest rates. We may use interest rate swaps to adjust interest rate exposure when appropriate based upon market conditions.

Interest rate sensitivity analysis

Our sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. As a result, our interest expenses could increase if short-term interests’ rates increased. The sensitivity analysis is based on a net liability exposure of US$94 million. Our variable interest rate indebtedness carried an average interest rate of 2.8% in 2014, and our investments and other financial assets earned interest at an average rate of 1.1%. Each 100 basis point increase would increase our interest expenses by US$1.0 million per year and each 100 basis point decrease in this rate would decrease our interest expenses by US$1.0 million per year.

Interest rate cap contracts

There was no interest rate cap agreement as of December 31, 2014.

•	Credit risk management

We seek to minimize our counter-party risk by entering into hedging contracts only with well rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although our credit risk is the replacement cost at the then-estimated fair value of the instrument, we believe that the risk of incurring losses is remote and those losses, if any, would not be material.

Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas We seek to reduce commercial risk by monitoring our customer credit profile. In 2014, the Group’s two most significant customers accounted 7.1% and 5.2% of the Group’s consolidated revenues compared with 5.1% and 3.9% in 2013 and 7.1% and 5.8% in 2012.

•	Liquidity risk management

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations, available cash and cash equivalents, together with borrowings available under the US revolving facility, the French revolving facility and the Nordic Credit will be adequate to meet our future liquidity needs for the next twelve months (see note 13).

•	Financial instruments by categories in the Statement of financial position

The impact and the breakdown of the Group’s financial instruments in the statement of financial position as of December 31, 2014 are as follows:

		December 31, 2014
	Fair value hierarchy(1)	Carrying Amount	Fair Value	Fair value in income statement	Available-for- sale assets	Loans, receivables	Debts at amortized cost	Derivatives
		(in millions of US$)
Non-consolidated investments	Level 3	57.0	57.0		57.0
Financial and non-current assets	Level 3	84.7	84.7			84.7
Notes receivables	Level 3	942.5	942.5			942.5
Financial and current assets	Level 2	1.4	1.4					1.4
Cash equivalents	Level 2	74.1	74.1	74.1
Cash	Level 2	285.1	285.1	285.1
Total assets		1,444.8	1,444.8	359.2	57.0	1,027.2	—	1.4

Financial debts (note 13)	Level 2	2,747.6	3,198.6				2,747.6
Bank overdraft facilities	Level 2	2.9	2.9
Notes payables	Level 3	444.2	444.2			444.2
Financial and current liabilities	Level 2	2.6	2.6					2.6
Total liabilities		3,197.3	3,648.3	—	—	444.2	2,747.6	2.6

(1)	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

There was no change of fair value hierarchy in 2014 compared to previous years.

The Group considers the fair value of financial assets and liabilities recorded at amortized cost equals their carrying value, except for financial debts.

For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow (interest payments and reimbursements) analysis based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2014, the rate of 11.4% (source: Thomson Reuters) is used to determine the fair value of high yield bonds, the rate of 8.5% (source: BNP) is used to determine the fair value of convertible bond, the rate of 4.1% (source: Thomson Reuters) is used to determine the fair value of our US$250 million Nordic credit facility and the rate of 9.3% (source: Thomson Reuters) is used to determine the fair value of the Vendor loan. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.

The market value of forward sales is assessed based on models commonly used by market participants to price such instruments, using forward rates, available on the financial markets for similar maturities.

NOTE 15 — COMMON STOCK AND STOCK OPTION PLANS

The Company’s share capital at December 31, 2014 consisted of 177,065,192 shares, each with a nominal value of €0.40 and 176,890,866 as of December 31, 2013 and 176,392,225 as of December 31, 2012.

CGG seeks to continuously enhance its financial structure through the equilibrium between its financial indebtedness and its equity as presented in our consolidated statement of financial position. The Group manages its financial structure and operates the adjustments deemed necessary considering the evolution of the financial environment. The managing objectives, policies and procedures have remained unchanged for many reporting periods. Excluding the legal requirements applicable in France, CGG SA is not bound to any requirement in terms of minimal amount of equity.

Rights and privileges related to ordinary shares

Ordinary shares give right to dividend. Ordinary shares registered held for more than two years give a double voting right.

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation.

Retained earnings available for distribution amounted to €1,044.4 million (US$1,268.0 million) at December 31, 2014.

We did not pay any dividend during the years ended December 31, 2014, 2013 and 2012.

Issued shares

In 2014, CGG SA issued 174,326 ordinary shares fully paid corresponding to allocated performance shares.

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

Options granted under March 16, 2009, have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in registered form from their purchase date until March 16, 2013, inclusive, except in limited cases listed in the plan regulations. Rights to these options vest by one-third during each of the first three years of the plan. 1,327,000 stock options were allocated to 149 beneficiaries; including 200,000 stock options to the Chairman and Chief Executive Officer and 125,000 stock options to the Chief Operating Officer.

On January 6, 2010, the Board of Directors allocated 220,000 stock options to one beneficiary pursuant to a shareholders’ resolution. The exercise price of the stock options is €14.71. The stock options expire on January 6, 2018. 110,000 of these stock options vested immediately, 55,000 vested as of January 7, 2011 and 55,000 vested as of January 7, 2012.

On March 22, 2010, the Board of Directors allocated:

•

1,348,150 stock options to 338 beneficiaries pursuant to a shareholders’ resolution. The exercise price of the stock options is €19.44. The stock options expire on March 22, 2018. Rights to these options vested by one-third during each of the first three years of the plan;

•

200,000 stock options to the Chairman and Chief Executive Officer. Their exercise price is €19.44. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:

—	A share price performance objective relative to the share price considering the SBF 120 index;

—	A share price performance objective relative to the ADS price considering the PHLX Oil Services SectorSM (OSXSM) index; or

—	A financial indicator in the form of an EBITDAS objective expressed in US dollars and related to the target for the annual variable part of compensation of the Chairman and Chief Executive Officer.

On October 21, 2010, the Board of Directors allocated 120,000 stock options to three beneficiaries pursuant to a shareholders’ resolution. The exercise price of the stock options is €16.88. The plan expires on October 21, 2018. Rights to these options vested by one-third during each of the first three years of the plan.

On March 24, 2011, the Board of Directors allocated:

•

964,363 stock options to 364 beneficiaries pursuant to a shareholders’ resolution. The exercise price of the stock options is €25.48. The stock options expire on March 24, 2019. Rights to these options vest by one-third during each of the first three years of the plan;

•

66,667 stock options to the Chairman and 133,333 stock options to the Chief Executive Officer. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:

—	A share price performance objective relative to the share price considering the SBF 120 index;

—	A share price performance objective relative to the ADS price considering the PHLX Oil Service SectorSM (OSXSM) index; or

—

A financial indicator in the form of an EBITDAS objective expressed in US dollars and related to the target for the annual variable part of compensation of the Chairman and of the Chief Executive Officer.

The exercise price of each option is the average market value of the share during the 20-day period ending the day before the date the option is allocated.

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

•

420,000 stock options to the Executive Committee. Their exercise price is €18.77. The options vest in three batches, in June 2014 (for 50% of the options allocated), June 2015 (for 25% of the options allocated) and June 2016 (for 25% of the options allocated). The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

—	A share price performance objective relative to the share price considering the SBF 120 index;

—	A share price performance objective relative to the ADS price considering the PHLX Oil Service SectorSM (OSXSM) index;

—	A financial indicator in the form of an EBITDAS objective expressed in US dollars and related to the target for the annual variable part of compensation of the Executive Committee members;

—	A share price performance objective relative to the share price increase over the vesting period.

•

200,000 stock options to the Chief Executive Officer and 100,000 to each of the Corporate Officers. Their exercise price is €18.77. The options vest in three batches, in June 2014 (for 50% of the options allocated), June 2015 (for 25% of the options allocated) and June 2016 (for 25% of the options allocated). The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

—	A share price performance objective relative to the share price considering the SBF 120 index;

—	A share price performance objective relative to the ADS price considering the PHLX Oil Service SectorSM (OSXSM) index;

—

A financial indicator in the form of an EBITDAS objective expressed in US dollars and related to the target for the annual variable part of compensation of the Chief Executive Officer and Corporate Officers;

—	A share price performance objective relative to the share price increase over the vesting period.

The exercise price of each option is the average market value of the share during the 20-day period ending the day before the date the option is allocated.

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

•

180,000 stock options to the other Corporate Committee members. Their exercise price is €18.47. The options vest in three batches, in June 2015 (for 50% of the options allocated), June 2016 (for 25% of the options allocated) and June 2017 (for 25% of the options allocated). The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

—	A share price performance objective relative to the share price considering the SBF 120 index;

—	A share price performance objective relative to the ADS price considering the PHLX Oil Service SectorSM (OSXSM) index;

—	A financial indicator in the form of an EBITDAS objective expressed in US dollars and related to the target for the annual variable part of compensation of the Corporate Committee members;

—	A share price performance objective relative to the share price increase over the vesting period.

•

200,000 stock options to the Chief Executive Officer and 100,000 to each of the Corporate Officers. Their exercise price is €18.47. The options vest in three batches, in June 2015 (for 50% of the options allocated), June 2016 (for 25% of the options allocated) and June 2017 (for 25% of the options allocated). The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

—	A share price performance objective relative to the share price considering the SBF 120 index;

—	A share price performance objective relative to the ADS price considering the PHLX Oil Service SectorSM (OSXSM) index;

—

A financial indicator in the form of an EBITDAS objective expressed in US dollars and related to the target for the annual variable part of compensation of the Chief Executive Officer and Corporate Officers;

—	A share price performance objective relative to the share price increase over the vesting period.

The exercise price of each option is the average market value of the share during the 20-day period ending the day before the date the option is allocated.

On June 26, 2014, the Board of Directors allocated:

•

1,135,843 stock options to certain employees. Their exercise price is €10.29. The options vest in three batches, in June 2016 (for 50% of the options allocated), June 2017 (for 25% of the options allocated) and June 2018 (for 25% of the options allocated). The options have an eight-year duration.

•

120,000 stock options to the other Corporate Committee members. Their exercise price is €10.29. The options vest in three batches, in June 2016 (for 50% of the options allocated), June 2017 (for 25% of the options allocated) and June 2018 (for 25% of the options allocated). The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

—	A share price performance objective relative to the share price considering the SBF 120 index;

—	A share price performance objective relative to the ADS price considering the PHLX Oil Service SectorSM (OSXSM) index;

—	A financial indicator in the form of an EBITDAS objective expressed in US dollars and related to the target for the annual variable part of compensation of the Corporate Committee members;

—	A share price performance objective relative to the share price increase over the vesting period.

•

200,000 stock options to the Chief Executive Officer and 100,000 to each of the Corporate Officers. Their exercise price is €10.29. The options vest in three batches, in June 2016 (for 50% of the options allocated), June 2017 (for 25% of the options allocated) and June 2018 (for 25% of the options allocated). The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

—	A share price performance objective relative to the share price considering the SBF 120 index;

—	A share price performance objective relative to the ADS price considering the PHLX Oil Service SectorSM (OSXSM) index;

—

A financial indicator in the form of an EBITDAS objective expressed in US dollars and related to the target for the annual variable part of compensation of the Chief Executive Officer and Corporate Officers;

—	A share price performance objective relative to the share price increase over the vesting period.

The exercise price of each option is the average market value of the share during the 20-day period ending the day before the date the option is allocated.

Information related to options outstanding at December 31, 2014 is summarized below:

Date of Board of Directors’ Resolution	Options granted	Options outstanding at Dec. 31, 2014		Exercise price per share (€)		Expiration date	Remaining duration
March 23, 2007	1,308,750	1,216,425	(a)	28.89	(a)	March 23, 2015	2.7 months
March 14, 2008	1,188,500	1,112,331	(a)	30.95	(a)	March 14, 2016	14.4 months
March 16, 2009	1,327,000	828,039	(a)	8.38	(a)	March 16, 2017	26.5 months
January 06, 2010	220,000	231,538	(a)	13.98	(a)	January 06, 2018	36.2 months
March 22, 2010	1,548,150	1,408,607	(a)	18.47	(a)	March 22, 2018	38.7 months
October 21, 2010	120,000	126,291	(a)	16.05	(a)	October 21, 2018	45.7 months
March 24, 2011	1,164,363	1,118,534	(a)	24.21	(a)	March 24, 2019	50.8 months
June 26, 2012	1,410,625	1,431,487	(a)	17.84	(a)	June 26, 2020	65.9 months
June 24, 2013	1,642,574	1,588,773		18.47		June 24, 2021	77.8 months
June 26, 2014	1,655,843	1,634,118		10.29		June 26, 2022	89.8 months

Total	11,585,805	10,696,143

(a)	Following the capital increase in October 2012, the stock options were adjusted as follows:

Date of stock options	Adjustment of number of options as of October 23, 2012	Exercise price before adjustment per share (€)	Adjusted exercise price per share (€)
March 23, 2007	1,221,425	30.40	28.89
March 14, 2008	1,120,226	32.57	30.95
March 16, 2009	950,179	8.82	8.38
January 06, 2010	231,538	14.71	13.98
March 22, 2010	1,430,622	19.44	18.47
October 21, 2010	126,291	16.88	16.05
March 24, 2011	1,150,636	25.48	24.21
June 26, 2012	1,483,424	18.77	17.84

Total	7,714,341

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2014 follows:

	2014		2013		2012 (restated)
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(weighted average exercise price in €)
Outstanding-beginning of year	10,151,820	21.33	8,711,012	21.67	7,062,320	23.16
Granted	1,655,843	10.29	1,642,574	18.47	1,410,625	18.77
Adjustments followings the capital increase	—	—	—	—	435,498	21.68
Exercised	—	—	(122,561)	8.42	(132,758)	13.06
Forfeited	(1,111,520)	24.29	(79,205)	20.30	(64,673)	23.98

Outstanding-end of year	10,696,143	19.31	10,151,820	21.33	8,711,012	21.67
Exercisable-end of year	6,757,509	21.85	6,694,183	22.62	5,943,122	22.06

The average price of CGG share was €8.16 in 2014, €17.46 in 2013, €21.89 in 2012.

Performance shares

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

The Board of Directors held on June 4, 2014 confirmed that the performance conditions for the plan implemented on June 26, 2012 were partially fulfilled and that 174,326 shares were allocated pursuant to this plan on June 26, 2014.

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

•

Establish a closer link between the remuneration of the main senior executives and the share price performance combined with the economic performance of the Group taken as a whole on a mid-term basis (three years).

The Corporate Committee members (including the Chief Executive Officer and the Corporate Officers) along with the senior executives of the Group and certain employees contributing to the Group performance or with a strong evolution potential within the Group are eligible to the plan.

625,500 performance units were allocated out of which 27,500 were allocated to the Chief Executive Officer, 12,500 were allocated to each of the Corporate Officers, 20,000 were allocated to the other Corporate Committee members and 553,000 were allocated to certain employees.

The performance units vest upon the expiry of a three-year period from the vesting date subject to a presence condition in the Group at the time of vesting and achievement of certain performance conditions. These performance conditions are based on the achievement of Group objectives related to the return on capital employed and statement of financial position structure along with achievement of Divisions’ financial objectives aligned with the Group strategic orientations over a three-year period.

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

Allocation plan dated June 26, 2014

On June 26, 2014, the Board of Directors implemented a performance units plan for a maximum amount of 723,800 performance units out of which 27,500 were allocated to the Chief Executive Officer, 12,500 were allocated to each of the Corporate Officers, 20,000 were allocated to the other Corporate Committee members and 651,300 were allocated to certain employees.

The performance units vest upon the expiry of a three-year period from the vesting date subject to a presence condition in the Group at the time of vesting and achievement of certain performance conditions. These performance conditions are based on the achievement of Group objectives related to the return on capital employed and statement of financial position structure along with achievement of Divisions’ financial objectives aligned with the Group strategic orientations over a three-year period.

The number of vested 2014 performance units is determined upon achievement of the Group objectives up to 60% of the global allocation. The balance will be acquired based on the achievement of the Divisions’ objectives.

The valuation of each vested 2014 performance unit shall be equal to the average closing prices of the CGG share on Euronext over the five trading days prior to the vesting date. The vested performance units will be paid half in cash and half in existing CGG shares.

Compensation cost on stock options, performance shares and units

The following table lists the assumptions used to value the 2012, 2013 and 2014 options plans, the 2012 performance shares allocation plan, the 2013 and 2014 performance units allocation plan according to IFRS 2. The Group uses the Black & Scholes model.

	Options granted	Volatility(a)	Risk- free rate	Exercise price per share (€)	Estimated Maturity (years)	Fair value per share at the grant date (€)	Dividends yields
2012 stock options plan	1,410,625	42%	1.23%	17.84	4	5.98	0.0%
2013 stock options plan	1,642,574	42%	1.11%	18.47	4	5.14	0.0%
2014 stock options plan	1,655,843	39%	0.34%	10.29	4	3.23	0.0%

	Performance shares granted	Achievement of performance Conditions(b)	Fair value per share at the grant date (€)(c)	Dividends yields
2012 performance shares allocation plan	516,550	35%	18.13	0.0%
2013 performance units allocation plan	625,500	25%	16.80	0.0%
2014 performance units allocation plan	723,800	50%	10.44	0.0%

(a)	Corresponds to the average of restated historical volatility and implied volatility.
(b)	Estimated.
(c)	Corresponds to CGG share price at the date of allocation.

According to IFRS 2, fair value of stock options and performance shares and units granted since November 7, 2002 must be recognized as an expense over the life of the plan. Detail of this expense is as follows:

	Year
	IFRS 2 total expense			Of which for the executive managers of the Group
	2014	2013	2012 (restated)	2014	2013	2012 (restated)
	(in millions of US$)
2009 stock options plan	—	—	0.1	—	—	0.1
2010 stock options plan	—	0.6	3.2	—	0.3	1.4
2011 stock options plan	0.3	1.7	4.3	0.2	1.1	2.9
2012 stock options plan	1.8	3.8	1.9	0.5	1.8	0.9
2013 stock options plan	3.5	1.8	—	1.1	0.6	—
2014 stock options plan	1.1	—	—	0.3	—	—
2010 performance shares plan	—	—	0.1	—	—	—
2011 performance shares plan	—	1.9	9.9	—	0.5	2.4
2012 performance shares plan	1.0	1.7	1.4	0.2	0.3	0.3
2013 performance units plan — paid in shares	0.2	0.7	—	—	0.1	—
2014 performance units plan — paid in shares	0.5	—	—	—	—	—
Recognized expense from equity-settled share based payment transactions	8.4	12.2	20.9	2.3	4.7	8.0

NOTE 16 — PROVISIONS

	Balance at 31 December, 2013	Additions	Deductions (used)	Deductions (unused)	Others(a)	Balance at 31 December, 2014
	(in millions of US$)
Provisions for restructuring costs	6.7	80.2	(35.9)	(13.9)	(4.0)	33.1
Provisions for onerous contracts	38.1	52.2	(11.6)	(10.6)	(9.7)	58.4
Provisions for litigations	2.1	0.3	(0.6)	—	(0.1)	1.7
Provision for tax contingencies	6.3	—	—	(6.3)	—	—
Other provisions related to contracts	19.0	3.9	(11.9)	—	1.0	12.0
Provisions for demobilization costs	0.9	0.8	(0.9)	—	—	0.8
Total current provisions	73.1	137.4	(60.9)	(30.8)	(12.8)	106.0

Provisions for cash-settled share-based payment arrangements (note 15)	3.8	0.1	—	(2.4)	—	1.5
Retirement indemnity provisions	83.6	4.9	(13.5)	(4.7)	3.6	73.9
Provisions for tax contingencies	6.0	1.2	(2.0)	—	(1.7)	3.5
Provisions for onerous contracts	6.6	90.8	(2.3)	—	12.9	108.0
Customers Guarantee provisions	17.7	4.8	(9.0)	—	(2.7)	10.8
Provisions for customs and other contingencies	24.8	4.5	(4.2)	—	(2.5)	22.6
Total non-current provisions	142.5	106.3	(31.0)	(7.1)	9.6	220.3

Total provisions	215.6	243.7	(91.9)	(37.9)	(3.2)	326.3

(a)	Includes the effects of exchange rates changes, variations in scope, reclassifications, and gain (loss) on actuarial changes.

Provision for restructuring costs

In 2014, provisions for restructuring costs relate to the Group transformation plan and mainly include redundancy costs and facilities exit costs.

Provision for onerous contract (short term and long term)

In 2013 and 2014, we recognized provisions for onerous contracts as part of our marine fleet downsizing plan, steps one and two (see note 21).

Customers Guarantee provisions

It corresponds to the warranty given by Sercel to external clients.

Retirement indemnity provisions

The Group has defined benefit pension plans in France, in the United States, in the UK and in Mexico.

In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the Management Board of Sercel Holding. A contribution amounting to US$4.3 million was paid in 2014 and US$4.6 million in 2013. No contribution was paid in 2012.

The Group records retirement indemnity provisions based on the following actuarial assumptions:

•	historical staff turnover and standard mortality schedule;

•	age of retirement between 60 and 65 years old in France; and

•	actuarial rate and average rate of increase in future compensation.

As of December 31, 2014, the net liability for these plans amounted to US$73.9 million. The status of the retirement indemnity plans is as follows:

	December 31,
	2014	2013	2012 (restated)	2011 (restated)
	(in millions of US$)
Amount recognized in the statement of financial position
Present value of the obligation(a)	155.2	163.0	145.5	115.9
Fair value of plan assets	(81.3)	(79.4)	(72.3)	(63.5)
Deficit (surplus) of funded plans	73.9	83.6	73.2	52.4
Net liability (asset) recognized in the statement of financial position	73.9	83.6	73.2	52.4
Amounts recognized in the income statement
Service cost	5.9	5.7	4.4	4.9
Interest cost (income)	2.3	2.2	2.5	2.0
Effects of curtailments/settlements	(12.4)	(4.1)	—	(0.3)
Payroll tax	—	—	0.1	0.1
Net periodic expense (profit)	(4.2)	3.8	7.0	6.7
Movements in the net liability recognized in the statement of financial position
Net liability at January 1	83.6	73.2	52.4	55.8
Expense as above	(4.2)	3.8	7.0	6.7
Actuarial (gains)/losses recognized in other comprehensive income(b)	13.0	6.3	14.4	1.8
Contributions paid	(5.8)	(6.6)	(1.4)	(7.3)
Benefits paid by the company	(3.3)	(2.1)	(2.3)	(2.9)
Consolidation scope entries and changes in exchange rates	(9.4)	8.4	2.8	(1.3)
Other	—	0.6	0.3	(0.4)
Net liability at December 31	73.9	83.6	73.2	52.4
Change in benefit obligation
Benefit obligation at January 1	163.0	145.5	115.9	117.1
Payroll tax adjustment	—	—	0.1	0.2
Current service cost	5.9	6.0	4.4	4.9
Contributions paid	0.5	0.3	0.4	1.1
Interest cost	5.9	5.2	5.6	5.6
Past service cost	—	(0.3)	—	—
Benefits paid from plan	(8.4)	(7.2)	(2.7)	(15.3)
Actuarial (gains)/losses recognized in other comprehensive income	19.1	7.1	16.0	4.5
Effects of curtailments/settlements	(16.3)	(6.4)	—	(0.6)
Consolidation scope entries and changes in exchange rates	(14.5)	12.2	5.8	(1.6)
Other	—	0.6	—	—
Benefit obligation at December 31	155.2	163.0	145.5	115.9
Change in plan assets
Fair value of plan assets at January 1	79.4	72.3	63.5	61.3
Interest income	3.6	3.0	3.1	3.6
Contributions paid	6.3	6.9	1.8	8.4
Benefits paid from plan	(5.1)	(5.1)	(0.4)	(12.4)
Actuarial gains/(losses) recognized in other comprehensive income	6.1	0.8	1.6	2.7
Effects of curtailments/settlements	(3.9)	(2.3)	—	(0.3)
Consolidation scope entries and changes in exchange rate	(5.1)	3.8	3.0	(0.3)
Other	—	—	(0.3)	0.5
Fair value of plan assets at December 31(c)	81.3	79.4	72.3	63.5
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate(d)	1.50%	3.00%	3.00%	4.75%
Average rate of increase in future compensation(e)	3.00%	3.31%	3.04%	2.93%

(a)

In 2014 the obligation amounts to US$155.2 million of which US$46.2 million for defined benefit plans not covered (US$54.3 million in 2013, US$46.9 million in 2012 and US$37.1 million in 2011). The average duration of the defined benefit plan obligation at the end of the reporting period is 17.7 years in 2014, 15.3 years in 2013 and 16.6 years in 2012.

(b)	Other comprehensive income

Cumulative actuarial losses recognized in other comprehensive income amount to US$30.0 million as of December 31, 2014. Changes in the defined benefit obligation and fair value of plan assets are, as follows:

	December 31,
	2014	2013
	(in millions of US$)
Amount recognized in the other comprehensive income
Experience adjustment	(0.4)	4.0
Actuarial changes arising from changes in demographic assumptions	—	3.1
Actuarial changes arising from changes in financial assumptions	19.5	(0.1)
Return on plan assets (excluding amounts included in net interest expense)	(6.1)	(0.7)
Sub-total included in the other comprehensive income	13.0	6.3

(c)	Plan assets

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	December 31,
	2014	2013	2012	2011
Equity securities	48%	48%	47%	35%
Debt securities	19%	22%	22%	29%
Real estate	8%	8%	8%	4%
Other	25%	22%	23%	32%

(d)	Discount rate

The discount rate for entities belonging to the “euro zone” is 1.50%. It has been defined by comparison to the following rates at December 31, 2014:

•	Bloomberg Corporate 15 years: 1.30%
•	IBOXX 10 + AA: 1.49%
•	IBOXX 10 + AA Financial: 1.54%
•	IBOXX 10+ AA Non Financial: 1.47%

For entities not included in the “euro zone”, the discount rates used are 3.80% for the United Kingdom, 3.60% for the United States and 6.25% for Mexico.

An increase of 0.25% of the discount rate would decrease the defined benefit plan (“DBO”) by US$6.2 million, and a decrease of the discount rate of 0.25% would increase the DBO by US$6.6 million.

A variation of 0.25% of the discount rate would have no significant impacts on Service Cost and on Interest Cost (calculated impact is within US$0.3 million).

(e)	Increase in future compensation

An increase of 0.25% of the average rate would increase the future compensation by US$3.3 million, and a decrease of the average rate of 0.25% would decrease the future compensation by US$3.2 million.

A variation of 0.25% of the average rate would have no significant impacts on Service Cost and on Interest Cost (calculated impact is within US$0.2 million).

NOTE 17 — OTHER NON-CURRENT LIABILITIES

Detail of other non-current liabilities is as follows:

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Deposit and guarantees	—	—	—
Research and development subsidies	2.7	4.2	5.5
Profit sharing scheme	28.0	37.5	41.1

Other non-current liabilities	30.7	41.7	46.6

NOTE 18 — CONTRACTUAL OBLIGATIONS. COMMITMENTS AND CONTINGENCIES

Status on contractual obligations

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Long-term debt obligations	3,570.6	3,388.8	3,013.5
Finance lease obligations	96.7	120.3	136.6
Bareboat agreements(1)	670.4	807.4	898.3
Operating leases obligations	382.3	403.7	276.0

Total obligations	4,720.0	4,720.2	4,324.4

(1)	In 2014, the Bareboat agreements amount to US$670.4 million of which US$169.2 million for vessels included in the fleet downsizing plan.

The following table presents payments in future periods relating to contractual obligations as of December 31, 2014:

	Payments due by period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of US$)
Long-term debt obligations:
— Repayments: fixed rates	34.5	248.7	600.8	1,635.6	2,519.6
— Repayments: variables rates(a)	8.5	164.0	75.0	—	247.5
— Bonds and facilities interests	142.1	270.1	227.7	163.6	803.5

Total Long-term debt obligations	185.1	682.8	903.5	1,799.2	3,570.6

Finance leases:
— Finance lease Obligations: fixed rates	13.9	27.8	25.4	29.6	96.7
— Finance lease Obligations: variables rates(a)	—	—	—	—	—
Total Finance lease obligations	13.9	27.8	25.4	29.6	96.7

Bareboat agreements	154.2	244.9	158.2	113.1	670.4

Other operating lease agreements	86.4	115.9	74.8	105.2	382.3

Total Contractual Obligations(b)	439.6	1,071.4	1,161.9	2,047.1	4,720.0

(a)	Payments are based on the variable rates applicable as of December 31, 2014.
(b)	Payments in foreign currencies are converted in US$ at December 31, 2014 exchange rates.

Contractual obligations — finance leases

The Group leases land, buildings and geophysical equipments under finance lease agreements expiring at various dates until 2023.

The following table presents reconciliation between finance lease obligations and finance lease debts as of December 31, 2014:

	Less than 1 year	1-5 years	After 5 years	Total
	(in millions of US$)
Finance lease Obligations	13.9	53.2	29.6	96.7
Discounting	(5.3)	(9.7)	(11.6)	(26.6)
Headquarters purchase option	—	—	31.9	31.9

Finance lease debt (see note 13)	8.6	43.5	49.9	102.0

Contractual obligations — operating leases

Operating lease agreements relate primarily to bareboat charter agreements for seismic vessels, geophysical equipments, offices and computer equipments.

Rental expenses were US$393.2 million in 2014, US$488.8 million in 2013 and US$466.1 million in 2012.

Guarantees

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Operations
Guarantees issued in favor of clients (guarantees issued by the Company to mainly support bids made at the subsidiaries level)	457.7	789.0	720.2
Other guarantees and commitments issued (guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations)	139.5	215.0	184.2
Financing
Guarantees issued in favor of banks (mainly to support credit facilities)	0.7	1.5	3.9

Total	597.9	1,005.5	908.3

The duration of the guarantees and commitments is as follows:

	Due date
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of US$)
Operations
Guarantees issued in favor of clients	296.1	154.0	5.0	2.6	457.7
Other guarantees and commitments	24.4	5.9	6.4	102.8	139.5
Financing
Guarantees issued in favor of banks	0.7	—	—	—	0.7

Total	321.2	159.9	11.4	105.4	597.9

Others

Commitments issued or received on behalf of related parties are presented in note 8.

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

NOTE 19 — ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since February 1, 2013, as a result of the acquisition of the Fugro’s Geoscience division, we have organized our activities into three divisions which we also use as segments for our financial reporting. These segments are:

•	Acquisition, which comprises the following operating segments:

-	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client or for our Multi-client business line (internal activity);

-	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client, or for our Multi-client business line (internal activity);

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business line (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities.

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

As a complement to operating income, EBIT is used by Management as a performance indicator because it captures the contribution to our results of the significant businesses that are managed through our joint ventures. We define EBIT as operating income plus our share of income in companies accounted for under the equity method.

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

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) operating income and EBIT for our Acquisition segment are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Acquisition segment; and (ii) capital expenditures for our Acquisition segment are presented after elimination of inter-segment margin.

Operating income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

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

The following tables also present operating revenues, operating income and EBIT by segment, and operating revenues by geographic area (by location of customers).

In 2014, the Group’s two most significant customers accounted for 7.1% and 5.2% of the Group’s consolidated revenues compared with 5.1% and 3.9% in 2013 and 7.1% and 5.8% in 2012.

Analysis by segment

	2014
	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total
	(in millions of US$, except for assets and capital employed in billions of US$)
Revenues from unaffiliated customers	1,024.7	1,383.5	687.2	—	3,095.4
Inter-segment revenues	750.0	—	114.7	(864.7)	—
Operating revenues	1,774.7	1,383.5	801.9	(864.7)	3,095.4
Depreciation and amortization (excluding multi-client surveys)	(893.1)	(71.8)	(66.4)	—	(1,031.3)
Depreciation and amortization of multi-client surveys	—	(565.8)	—	—	(565.8)
Operating income	(821.5)	222.7	142.6	(241.3)	(697.5)
Share of income in companies accounted for under equity method(1)	(76.1)	(5.6)	—	—	(81.7)
Earnings before interest and tax(2)	(897.6)	217.1	142.6	(241.3)	(779.2)
Capital expenditures (excluding multi-client surveys)(3)	148.3	71.0	59.1	3.5	281.9
Investments in multi-client surveys, net cash	—	583.3	—	—	583.3
Capital employed	1.5	3.0	0.7	—	5.2
Total identifiable assets	2.1	3.2	1.0	0.2	6.5

(1)	Share of operating results of companies accounted for under the equity method were US$(68.2) million for the year ended December 31, 2014.
(2)	For the year ended December 31, 2014, Acquisition EBIT includes:
(i)	US$(690.5) million related to the transformation plan, phases 1 & 2: US$(415.0) million of marine goodwill depreciation as a consequence of the fleet downsizing and the deterioration of the market conditions, US$(210.7) million relating to redundancies costs, facilities exit costs and provisions for onerous contracts and US$(64.8) million impairment on marine fixed assets mainly;
(ii)	US$(107.0) million impairment of our investment in the company Seabed Geosolutions BV accounted for under the equity method; and
(iii)	a net gain arising from the sale of Ardiseis FZCO amounting to US$11.9 million (see Note 2).
GGR EBIT includes: (i) US$(112.7) million impairment of multi-client surveys notably in Brazil (2007-2009 surveys) and North Sea; and (ii) US$(7.5) million of redundancies and facilities exit costs, net of reversal of provisions.
Equipment EBIT includes a US$(21.7) million impairment of intangible assets.
“Eliminations and other” include US$(65.5) million of general corporate expenses and US$(175.8) million of intra-group margin.
(3)

Capital expenditures include (i) industrial capital expenditures for US$(205.2) million; (ii) Sercel lease pool for US$(16.4) million; and (iii) capitalized development costs of US$(56.8) for the year ended December 31, 2014. “Eliminations and other” corresponds to assets suppliers’ variance.

	2013
	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total
	(in millions of US$, except for assets and capital employed in billions of US$)
Revenues from unaffiliated customers	1,635.5	1,296.0	834.3	—	3,765.8
Inter-segment revenues	590.5	—	210.6	(801.1)	—
Operating revenues	2,226.0	1,296.0	1,044.9	(801.1)	3,765.8
Depreciation and amortization (excluding multi-client surveys)	(1,106.0)	(62.8)	(44.2)	—	(1,213.0)
Depreciation and amortization of multi-client surveys	—	(398.7)	—	—	(398.7)
Operating Income	(766.2)	317.0	293.0	(238.7)	(394.9)
Share of income in companies accounted for under equity method(1)	22.2	0.2	—	(21.8)	0.6
Earnings before interest and tax(2)	(744.0)	317.2	293.0	(260.5)	(394.3)
Capital expenditures (excluding multi-client surveys)(3)	249.8	49.6	55.0	(7.2)	347.2
Investments in multi-client surveys, net cash	—	479.4	—	—	479.4
Capital employed	2.4	2.8	0.9	—	6.1
Total identifiable assets	3.1	3.1	1.2	0.3	7.7

(1)	Share of operational results of companies accounted for under equity method was US$(0.7) million for the year ended December 31, 2013.
(2)

For the year ended December 31, 2013, Acquisition EBIT included US$(800.0) million of non-recurring items: (i) US$(721,0) million related to the Marine business, out of which US$(139.0) million of assets impairment and provisions for onerous contracts and US$(582.0) million of goodwill depreciation as a consequence of the 25% fleet downsizing plan and change of market outlook; and (ii) US$(79.0) million of goodwill and assets impairment as a consequence of more overall difficult Land market conditions.

GGR EBIT included a gain of US$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.
“Eliminations and other” included general corporate expenses of US$(54.0) million, US$(189.1) million of intra-group margin and US$(17.4) million of non-recurring items related to the Fugro Geoscience transaction including: (i) a gain of US$84.5 million related to contribution of shallow-water and OBC assets to our Seabed joint venture with Fugro; offset by (ii) share of income of our Seabed joint venture of US$(21.8) million; and (iii) acquisition and integration costs, net of reversal of provisions, of US$(80.1) million, out of which US$(41.1) million related to the Marine business and the acquired vessels from Fugro.
(3)

Capital expenditures included industrial capital expenditures for US$(296.8) million, Sercel lease pool for US$(0.7) million and capitalized development costs of US$(56.9) for the year ended December 31, 2014.

	2012 (restated)
	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total
	(in millions of US$,
	except for assets and capital employed in billions of US$)
Revenues from unaffiliated customers	1,507.3	949.5	953.7	—	3,410.5
Inter-segment revenues	370.9	—	250.6	(621.5)	—
Operating revenues	1,878.2	949.5	1,204.3	(621.5)	3,410.5
Depreciation and amortization (excluding multi-client surveys)	(258.2)	(36.5)	(43.3)	(30.0)	(368.0)
Depreciation and amortization of multi-client surveys	—	(340.9)	—	—	(340.9)
Share of income in companies accounted for under equity method(1)	34.1	3.3	—	—	37.4
Operating Income	(13.6)	179.4	380.4	(215.6)	330.6
Earnings before interest and tax(2)	20.5	182.7	380.4	(215.6)	368.0
Capital expenditures (excluding multi-client surveys)(3)	296.3	33.4	44.1	(5.0)	368.8
Investments in multi-client surveys, net cash	—	363.8	—	—	363.8
Capital employed	2.9	1.8	0.7	—	5.4
Total assets(4)	3.3	2.0	1.0	0.5	6.8

(1)	Operational results of companies accounted for under equity method were US$49.2 million for the year ended December 31, 2012.
(2)	For the year ended December 31, 2012, general corporate expenses amounted to US$(53.8) million and an impairment loss of US$(30.0) million related to the Veritas trade name.
(3)	Capital expenditures included capitalized development costs of US$(29.1) million for the year ended December 31, 2012.
(4)	Included net assets corresponding to contributed businesses reclassified as assets held for sale for US$376.4 million (see note 5).

Analysis by geographic area

Analysis of operating revenues by location of customers

	2014		2013		2012 (restated)
	(in millions of US$)
North America	781.7	25.3%	872.2	23.2%	730.3	21.4%
Central and South Americas	366.5	11.8%	309.9	8.2%	499.7	14.7%
Europe, Africa and Middle East	1,297.8	41.9%	1,666.2	44.2%	1,245.8	36.5%
Asia Pacific	649.4	21.0%	917.5	24.4%	934.7	27.4%

Total operating revenues	3,095.4	100%	3,765.8	100%	3,410.5	100%

Operating revenue attributed to France is US$36.7 million for the year ended December 31, 2014.

Analysis of operating revenues by category

	2014		2013		2012 (restated)
	(in millions of US$)
Services rendered(a)	2,217.8	71.7%	2,674.8	71.1%	2,281.0	67.2%
Sales of goods	654.0	21.1%	825.7	21.9%	913.4	26.8%
After-sales on multi-client surveys	208.7	6.7%	259.9	6.9%	208.0	5.8%
Leases	14.9	0.5%	5.4	0.1%	8.1	0.2%

Total operating revenues	3,095.4	100%	3,765.8	100%	3,410.5	100%

(a)	Included services rendered and royalties.

NOTE 20 — RESEARCH AND DEVELOPMENT EXPENSES

Analysis of research and development expenses is as follows:

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Research and development costs	(189.0)	(181.0)	(135.1)
Development costs capitalized	56.8	56.9	29.1
Research and development expensed	(132.2)	(124.1)	(106.0)
Government grants recognized in income	31.0	18.2	13.2

Research and development costs — net	(101.2)	(105.9)	(92.8)

Research and development expenditures related primarily to:

•	for the Acquisition and GGR segments, projects concerning data processing services and marine acquisition; and

•	for the Equipment segment, projects concerning seismic data recording equipment.

NOTE 21 — OTHER REVENUES AND EXPENSES

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Impairment of goodwill	(415.0)	(640.0)	—
Impairment of assets	(306.4)	(130.0)	(30.0)
Restructuring costs	(66.4)	(5.6)	(6.9)
Change in restructuring reserves	(151.6)	(40.0)	6.1
Other revenues (expenses)	11.3	(21.8)	(6.1)

Non-recurring revenues (expenses) — net	(928.1)	(837.4)	(36.9)
Exchange gains (losses) on hedging contracts	(0.9)	1.9	0.8
Gains (losses) on sales of assets	7.1	90.3	9.4

Other revenues (expenses) — net	(921.9)	(745.2)	(26.7)

Year ended December 31, 2014

Impairment of goodwill

In 2014, we recognized US$415.0 million of Marine goodwill impairment as a consequence of the fleet downsizing plan and deterioration of market conditions (see note 11).

Impairment of assets

This line item includes:

(i)	a US$(128.7) million impairment related to seabed activities of which US$(107.0) million is impairment of our investment in the company Seabed Geosolutions BV accounted for under the equity method and US$(21.7) million is impairment of intangible assets;

(ii)	a US$(112.7) million impairment of multi-client surveys notably in Brazil (2007-2009 surveys) and North Sea; and

(iii)	a US$(65.0) million impairment of marine fixed equipment mainly.

Restructuring costs and change in restructuring reserve

As part of the group transformation plan, we paid US$66.4 million in 2014, mostly offset by the use of the corresponding provisions. Additional provisions have also been booked for the second step of this plan in the fourth quarter of year 2014 (provisions for onerous contracts mainly).

Gains (losses) on sales of assets

This line item includes a net gain arising from the sale of Ardiseis FZCO amounting to US$11.9 million (see note 2); and losses related to marine seismic equipment damaged or scrapped. These costs are fully offset by insurance indemnities included in the line “Other revenues (expenses)”.

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

Change in restructuring reserves

This item included a provision for onerous contract of US$34.0 million as part of our marine fleet downsizing plan (see note 16).

Other revenues (expenses)

This line item mainly corresponded to acquisition costs related to the Fugro Geoscience transaction.

Gains (losses) on sales of assets

In 2013, we recognized a US$84.5 million gain arising from our contribution of shallow-water and OBC assets to the joint venture Seabed Geosolutions BV that took place on February 16, 2013 between CGG and Fugro (see note 2).

This line item also included a gain amounting to US$19.8 million arising from the disposal of our remaining shares we held in Spectrum ASA at NOK 47.50 per share (see note 2); and equipment losses mainly relating to the scrap of marine equipment.

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

Other revenues (expenses)

This line item included fees related to the acquisition of Fugro Geoscience Division amounting to US$6.3 million.

An impairment loss related to the Veritas Trade name was also recorded for an amount of US$30 million after the decision to change our brand name from CGGVeritas to CGG.

NOTE 22 — COST OF FINANCIAL DEBT

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Current interest expenses related to financial debt	(180.6)	(179.4)	(151.5)
Amortization of deferred expenditures on financial debts	(21.7)	(13.9)	(7.5)
Income provided by cash and cash equivalents	1.7	1.6	2.3

Cost of financial debt, net	(200.6)	(191.7)	(156.7)

On June 2, 2014, we redeemed in full the US$225 million outstanding principal amount of our 9.50% Senior Notes due 2016 and US$265 million of our 7.75% Senior Notes due 2017 (see note 13). Accelerated amortization of deferred expenditures for early repayment are recorded for US$6.3 million and US$2.3 million respectively in line “Amortization of deferred expenditures on financial debts”.

By June 30, 2014, the entire €360 million principal amount of the 2016 OCEANE convertible bonds was cancelled (Note 13). Accelerated amortization of deferred expenditures is recorded for US$2.4 million in the line item “Amortization of deferred expenditures on financial debts” in our consolidated statement of operations.

On August 21, 2013, we redeemed US$125 million aggregate principal amount of our US$350 million 9.50% Senior Notes due 2016 at a price of 104.75% plus accrued interest. Accelerated amortization of deferred expenditures for early repayment are recorded for US$4.3 million in line “Amortization of deferred expenditures on financial debts”.

NOTE 23 — OTHER FINANCIAL INCOME (LOSS)

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Exchange gains (losses) net	2.2	(4.6)	0.7
Other financial income (expenses)	(45.2)	(17.7)	(20.4)

Other financial income (loss)	(43.0)	(22.3)	(19.7)

In 2014, other financial expenses include a US$36.5 million expense related to the early repayment of our €360 million OCEANE convertible bonds. These expenses also include a US$5.2 million premium for the early repayment of our US$350 million 9.50% Senior Notes due 2016, and a US$3.4 million premium for the early repayment of our US$400 million 7.75% Senior Notes due 2017.

In 2013 and 2012, other financial expenses included arrangement fees for a bridge credit facility that was planned to finance a portion of the acquisition of the Fugro Geoscience Division, for US$3.7 million and US$12.0 million respectively. This line item also included in 2013 a US$5.9 million expense for the early repayment penalty of our US$350 million 9.50% Senior Notes due 2016.

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

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
France
Current income tax expense	—	—	(9.9)
Adjustments on income tax recognized in the period for prior periods	—	5.4	3.9
Deferred taxes on temporary differences for the period	(14.2)	11.8	(9.9)
Deferred taxes recognized in the period for prior periods(1)	(38.0)	(21.6)	(18.6)
Deferred taxes on currency translation	(12.0)	16.6	2.6

Total France	(64.2)	12.2	(31.9)
Foreign countries
Current income tax expense, including withholding taxes(2)	(34.3)	(110.7)	(107.7)
Adjustments on income tax recognized in the period for prior periods(3)	36.2	2.8	0.1
Deferred taxes on temporary differences for the period	7.5	21.1	45.1
Deferred taxes recognized in the period for prior periods(4)	(65.1)	(6.2)	(8.1)
Deferred taxes on currency translation	(3.9)	(2.1)	3.3

Total Foreign countries	(59.6)	(95.1)	(67.3)
Total income tax benefit (expense)	(123.8)	(82.9)	(99.2)

(1)	In 2014, includes a reversal of deferred tax assets on French losses carried forward amounting to US$32.0 million based on a revised 2015-2019 tax planning.

In 2013, it included a reversal of deferred tax assets on losses carried forward amounting to US$19.9 million; and in 2012, included a reversal of deferred tax asset amounting to US$14.5 million related to the correction of the French tax group loss due to the carry back and research and development tax credit adjustments.

(2)	In 2014, foreign income tax expense is reduced by a carry back of US$27.0 million in United-Sates.
(3)	The current foreign income tax is impacted by the change of tax amortization method on assets since January 1, 2013 in several entities.
(4)

In 2014, deferred taxes liabilities related to multi-client surveys increased by US$85.0 million due to a change of tax amortization methods. This line also includes a valuation allowance on deferred tax asset on losses carried forward amounting to US$26.7 million based on revised 2015-2019 tax planning in Norway and Australia.

Both impacts are partially offset by the recognition of a deferred tax asset on 2013 losses carried forward for the US tax group amounting to US$48.0 million.

Income tax reconciliation

The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

		2014	2013	2012 (restated)
		(in millions of US$)
Net income (loss)		(1,146.6)	(691.2)	92.4
Income taxes		(123.8)	(82.9)	(99.2)
Net Income (loss) before taxes		(1,022.8)	(608.3)	191.6
Equity investment companies income		(81.7)	0.6	37.4
Theoretical tax basis		(941.1)	(608.9)	154.2
Enacted tax rate in France		38.00%	38.00%	36.10%
Theoretical taxes		357.6	231.4	(55.6)
Differences on tax:
Differences in tax rates between France and foreign countries		18.5	(4.3)	25.6
Non-deductible part of dividends		(5.8)	(4.7)	(1.5)
Adjustments on the tax expense recognized in the period for prior periods	(3)	36.2	8.2	4.0
Adjustments on the deferred tax expense recognized in the period for prior periods	(4)	(44.4)	(5.6)	(12.2)
Valuation allowance on deferred tax assets previously recognized on losses on the French tax group	(1)	(32.0)	(19.9)	(14.5)
Valuation allowance on deferred tax assets previously recognized on losses on foreign entities	(4)	(26.7)	(2,4)	—
Other permanent differences (including withholding taxes)	(2)	(206.8)	(269.7)	(33.1)
Deferred tax unrecognized on losses of the period on the French tax group	(5)	(122.0)	(20.2)	—
Deferred tax unrecognized on losses of the period on foreign entities	(5)	(82.5)	(10.3)	(12.4)
Unrecognized deferred tax on losses of prior periods		1.1	3.0	0.7
Income tax and deferred tax on Argas net income (equity method company)		(1.1)	(3.0)	(6.1)
Deferred tax on currency translation adjustments		(15.9)	14.6	5.9

Income taxes		(123.8)	(82.9)	(99.2)

(1)	(3) (4) See comments on income tax benefit (expense) above.
(2)

In 2014, permanent differences include US$415 million impairment of the Marine goodwill and US$107.0 million impairment of our investment in Seabed Geosolutions BV (see notes 8 and 21). In 2013, permanent differences included impairment of goodwill for the Acquisition segment for US$640 million.

(5)	Corresponds notably to the French and Norwegian tax groups according to short and medium term uncertainties and revised 2016-2019 tax planning.

Deferred tax assets and liabilities

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Total deferred tax assets	98.2	222.6	171.4

Total deferred tax liabilities	153.8	148.9	106.0

Total deferred taxes, net	(55.6)	73.7	65.4

Net deferred tax assets (liabilities) per nature

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Non-deductible provisions (including pensions and profit sharing)	38.4	50.8	52.1
Tangible assets	77.4	93.0	100.0
Effect of currency translation adjustment not recognized in income statement	(30.7)	6.1	(2.2)
Multi-client surveys (including deferred revenues)	(190.2)	(60.9)	(86.5)
Assets reassessed in purchase accounting of acquisitions	(93.1)	(102.1)	(83.2)
Development costs capitalized	(25.7)	(22.4)	(15.1)
Other deferred revenues	2.0	(7.8)	(10.1)
Convertible bonds and other financial instruments	(23.9)	(42.5)	(60.9)
Other	11.8	7.8	33.6

Total deferred tax assets net of deferred tax (liabilities) related to timing differences	(234.0)	(78.0)	(72.3)
Tax losses carried forward	178.4	151.7	137.7
Total deferred tax assets net of deferred tax (liabilities)	(55.6)	73.7	65.4

Deferred tax assets (liabilities) per tax group as of December 31, 2014

	France	Norway	US	Other	Total
Net deferred tax assets (liabilities) related to timing differences	(48.2)	—	(182.6)	(3.2)	(234.0)
Deferred tax assets on losses carried forward	85.2	17.0	55.5	20.7	178.4

Total deferred tax assets (liabilities)	37.0	17.0	(127.1)	17.5	(55.6)

The deferred taxes recognized on losses carried forward are recoverable without expiration date.

The deferred tax assets recognized on losses carried forward of the French, Norwegian and US tax group are based on revised 2015-2019 tax planning.

The Group records valuation allowances on any deferred tax asset recognized on losses carried forward for entities that have a recent history of generating losses and low recovery perspectives or, for which there is a dispute with tax authorities.

Net operating loss carried forward not recognized as of December 31, 2014

	France	Foreign countries	Total
	(in millions of US$)
Losses scheduled to expire in 2015	—	19.6	19.6
Losses scheduled to expire in 2016 and thereafter	—	88.8	88.8
Losses available indefinitely	262.4	167.5	429.9

Total	262.4	275.9	538.3

Tax audit and litigation

US

The tax audit regarding CGG Holding (U.S.) Inc. for the 2007 fiscal year and extended to 2008-2011 is finalized but the procedure is still pending until the conclusions of the CGG Americas litigation.

The Group is litigating the tax authorities’ position related to the tax audit of CGG Americas covering fiscal years 2006 and 2007 before the Civil Courts and does not fear any material consequences. All petitions, motions, objections and rebuttals have been filed during 2012 but the Courts decisions were not still released in 2014.

In 2012, CGG Holding (U.S.) Inc. has received a redetermination notice regarding its Texas State tax for the years 2007 and 2008 for US$3.4 million. The Group is litigating the Texas Controller’s position before the Civil Courts. Depositions occurred in June 2013 and were favorable to the company. A favorable decision was rendered in February 2014 and confirmed in October 2014. The Comptroller appealed in November 2014.

Brazil

The City of Rio has claimed US$48 million (103 million Brazilian reals) against Veritas do Brazil Ltda and US$30 million (63 million Brazilian reals) against CGG do Brazil Participacoes Ltda in relation to tax on services (ISS) with respect to the years 2001 to 2009, which has been duly disputed.

By the end of year 2013, reassessment against CGG do Brazil Participacoes Ltda for ISS was cancelled for a failure of procedure.

In February 2014, the Superior Court of Justice rendered a final decision in favor of Veritas do Brazil Ltda. Based on this decision, Veritas do Brazil Ltda presented in June 2014, conclusions to extinguish the foreclosure on years 2001 to 2003. In October and November 2014, two decisions were rendered in favor of Veritas do Brazil Ltda in the foreclosure procedure covering 2001 to 2003. The municipality did not appeal and the decision became definitive.

Following a 2012 audit on year 2009, CGG do Brazil Ltda was reassessed US$6.8 million of withholding tax and US$4.5 million of CIDE. The reassessment is disputed. In April 2014, the Administrative Court rendered a decision against CGG do Brazil Participacoes Ltda. The company appealed in May 2014.

Following an audit conducted in 2013 and 2014 for the tax years 2009 to 2013, CGG do Brazil Participacoes Ltda received in August 2014 a reassessment of USD US$15 million (40 million Brazilian reals) for service tax on services imports. The company appealed in October 2014.

Middle East

In Egypt, the discussions with the tax authorities on the US$25 million tax claim, based on revenues earned without any deduction of costs incurred, have not lead to any new decision in 2014. The Group does not expect this claim to have any material impact. Nevertheless, a provision has been booked in the Group’s consolidated statements to cover the estimated risk.

India

The Group has litigation with Indian Tax authorities regarding the application of the specific regime dedicated to activities in connection with exploration of mineral oil (subject to 4.2% withholding tax) for years 2006 to 2010. Indian Tax Authorities has changed its interpretation indeed, by requesting a 10% withholding tax as fees for technical services.

The whole industry is concerned. Several judgments were issued in favor of seismic companies, stating that seismic activities are eligible to the specific regime issued from section 44BB. Indian Supreme Court should issue a final decision on this issue in 2015.

In January 2012, Delhi Income Tax Appellate Tribunal (ITAT) issued an unfavorable decision, based on assumptions which we consider as not fitting with the current legal situation. CGG appealed this decision to the Nainital High Court. The hearings have been postponed to 2015.

The Group does not expect this claim to have any material impact on the Group’s statements.

NOTE 25 — PERSONNEL

The analysis of personnel is as follows:

	Year ended December 31,
	2014	2013	2012 (restated)
Personnel employed under French contracts	1,901	1,960	1,929
Personnel employed under local contracts	6,639	7,728	5,631

Total	8,540	9,688	7,560

Including field staff of:	1,225	1,617	1,500

The total cost of personnel employed was US$1,002.6 million in 2014, US$1,142.6 million in 2013 and US$911.5 million in 2012.

NOTE 26 — KEY MANAGEMENT PERSONNEL COMPENSATION

From February 1st 2013, the Corporate Committee (“C-Com”) replaced the Executive Committee. The C-Com is chaired by the Chief Executive Officer and brings together the two Corporate Officers of the Group and the Senior Executive Vice Presidents of the Divisions.

The director fees and C-Com members’ remuneration for years 2014 and 2013 and Executive Committee members’ remuneration for 2012 were:

	Year ended December 31,
	2014	2013	2012 (restated)
	(in US$)
Short-term employee benefit paid(a)	4,038,503	4,714,636	8,337,564
Directors’ fees	1,021,984	967,542	941,700
Long-term employee benefit — pension(b)	77,848	69,015	62,293
Long-term employee benefit — supplemental pension(c)	920,437	954,088	1,221,058
Share-based payments(d)	2,340,198	4,495,433	7,254,272

(a)	Excludes tax on salary.
(b)	Cost of services rendered and interest cost.
(c)	Cost of services rendered and interest cost on the supplemental pension implemented by the end of 2004.
(d)	Expense in the income statement related to the stock options and performance shares plans.

Contractual indemnity in case of termination

Chief Executive Officer

The Board of Directors of June 4, 2014, having renewed the term of office of Mr. Jean-Georges Malcor for a three-year period, i.e. until the General Meeting convened to approve the financial statements for the financial year ended December 31, 2016, also renewed for the duration of this office, the terms and conditions of the advantages granted to Mr. Jean-Georges Malcor in case of termination of its term of office as they had previously been approved by the Board of Directors of May 10, 2012 and ratified by the General Meeting of May 3, 2013. These benefits will be submitted to the General Meeting of May 29, 2015 for ratification.

These advantages are the following:

Mr. Jean-Georges Malcor does not benefit from any contractual termination indemnity, except in case of a forced departure relating to a change of control or a change of strategy. Such indemnity shall be equal to the difference between:

(i)	a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Jean-Georges Malcor during the 12-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Jean-Georges Malcor over the 36-month period preceding his departure date, (hereinafter “the Reference Annual Compensation”), and

(ii)	any sum to which Mr. Jean-Georges Malcor may be entitled as a result of his departure from the Group, including any sums to be paid further to the application of his non-competition commitment.

The indemnity global amount shall not exceed 200% of the Reference Annual Compensation.

Pursuant to article L.225-42-1 of the Commercial Code, the payment of the special termination indemnity referred to hereinabove shall remain subject to the achievement of the following performance conditions, related to the Company’s performance:

•

The average, calculated over the 60 trading days preceding the departure date, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least two-thirds of the same average ratio over the same 60-day period 4 years before the date on which Mr. Malcor leaves the Group;

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

Corporate Officers (Directeurs Généraux Délégués)

The benefits granted to Messrs. Frydman and Rouiller in case of their departure from the Group were renewed by the Board of Directors on February 25, 2015 upon renewal of their term of office and will be submitted to the General Meeting of May 29, 2015 for ratification. They include the following:

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

NOTE 27 — RELATED PARTY TRANSACTIONS

The Group enters into contracts with related parties concluded at arm’s length.

	December 31,
	2014				2013				2012 (restated)
	Joint Ventures (a)	Associates (b)	Other Related Parties (c)	Total	Joint Ventures (a)	Associates (b)	Other Related Parties (c)	Total	Total
	(in millions of US$)
Sales of geophysical equipment	—	67.8	—	67.8	—	1.4	—	1.4	10.9
Equipment rentals and services rendered	18.8	18.0	3.5	40.3	27.8	21.6	15.3	64.7	45.5
Operating Revenue	18.8	85.8	3.5	108.1	27.8	23.0	15.3	66.1	56.4

Charter expenses	29.9	—	—	29.9	32.7	—	22.0	54.7	64.3
Ship management expenses	110.7	—	—	110.7	91.6	—	—	91.6	67.8
Costs of services rendered	24.5	3.2	—	27.7	44.3	4.4	5.0	53.7	56.9
Cost of operations	165.1	3.2	—	168.3	168.6	4.4	27.0	200.0	189.0

Trade accounts and notes receivable, including agency arrangements	3.9	42.7	—	46.6	6.9	26.9	10.6	44.4	29.1
Financial assets (see note 7)	26.7	45.1	—	71.8	25.0	—	—	25.0	28.3
Receivables	30.6	87.8	—	118.4	31.9	26.9	10.6	69.4	57.4

Trade accounts and notes payable, including agency arrangements	21.5	60.6	—	82.1	10.2	32.0	—	42.2	19.9
Financial liabilities – Finance lease debt	18.5	—	—	18.5	19.9	—	—	19.9	21.3
Payables	40.0	60.6	—	100.6	30.1	32.0	—	62.1	41.2

Future leases commitments	269.9	—	—	269.9	303.6	—	—	303.6	336.0
Future ship management costs	162.4	—	—	162.4	253.9	—	—	253.9	227.5
Contractual Obligations	432.3	—	—	432.3	557.5	—	—	557.5	563.5

(a)	Mainly correspond to investments in companies accounted for using the equity method in our Marine acquisition Segment (see note 8);
(b)	Mainly correspond to investments in companies accounted for using the equity method in our Land and Airborne acquisition Segment (see note 8);
(c)	Correspond to transactions with Louis Dreyfus Armateurs (“LDA”); LDA was the owner, together with the Group, of Geomar SAS which owns the seismic vessel “CGG Alizé”. In addition, LDA provided ship management services for a portion of our fleet and Geomar SAS provided vessel charter services to LDA.

No credit facility or loan was granted to the Company by shareholders during the last three years.

NOTE 28 — SUPPLEMENTARY CASH FLOW INFORMATION

Operating activities

In 2014, depreciation and amortization, together with multi-client surveys depreciation, include US$415.0 million of marine goodwill impairment and US$306.4 million of asset impairment as described in note 21. In 2013, it included US$640 million of goodwill impairment and US$126 million of impairment of other assets. In 2012, it included US$30 million impairment loss related to the ‘Veritas’ tradename.

In 2014, variance in provisions mainly relates to restructuring and onerous contracts linked to the transformation plan (see note 16).

In 2013, net gain on disposal of fixed assets included a US$84.5 million gain arising from our contribution of shallow-water and OBC assets to the joint venture Seabed Geosolutions BV (see note 2).

In 2014, other non-cash items correspond notably to the elimination of call premiums for early repayment of high yield bonds and 2016 convertible bonds (see note 13).

The impact of changes in exchange rate on financial items corresponds to the elimination of the unrealized exchange gains (losses) resulting from the gross financial debt in US dollars located in those subsidiaries whose functional currency is euro.

Investing activities

In 2014, proceeds from disposal of financial assets mainly relate to the sale of Optoplan to Alcatel-Lucent Submarine Networks (ASN) (see note 2). In 2012 and 2013, it mainly related to the sale of our stake in Spectrum ASA.

In 2013, acquisition is mainly related to the Fugro Geoscience division. Overall, we paid a total net consideration of US$933.0 million for the whole Fugro transaction. Acquisitions in 2012 included US$52.5 million net investment in Geophysical Research Corporation, LLC (“GRC”).

In 2014, variation in loan granted relates to a loan to Seabed Geosolutions BV (see note 8).

Financing activities

In 2014, dividends paid and share capital reimbursements to non-controlling interests of integrated entities include the payment of the purchase option on the shares of Geomar SAS (see note 2).

In 2014 and 2012, non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows are not material. In 2013, it mainly related to the creation of the joint venture Seabed Geosolutions BV (see note 2).

Cash and cash equivalents

	Year ended December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Cash	285.0	439.9	952.5
Cash equivalents (mainly short-term deposits)	74.1	90.1	567.7

Total cash and cash equivalents	359.1	530.0	1,520.2

In 2014, Cash and Cash equivalents include trapped cash amounting to US$99.2 million. Trapped cash means any cash and cash equivalent held by a subsidiary that operates in a country where exchange controls or other legal restrictions apply when the balances are not available for general use by the Group (cash in subsidiaries not available at Group level).

NOTE 29 — EARNINGS PER SHARE

	Year
	2014	2013	2012 (restated)(4)
	(in millions of US$, excepted per share data)
Net income attributable to shareholders(a)	(1,154.4)	(698.8)	75.2
Less financial expenses on convertible bond, net of tax	14.8	36.2	21.7
Adjusted net income attributable to shareholders for diluted earnings per shares(b)	(1,139.6)	(662.6)	96.9
Effect of dilution
Ordinary shares outstanding at the beginning of the year(c)	176,890,866	176,392,225	158,665,347
Weighted average number of ordinary shares outstanding during the year(d)	94,427	342,764	3,412,261

Weighted average number of ordinary shares outstanding((e) =(c) +(d))	176,985,293	176,734,989	162,077,608

Dilutive potential shares from 2006 stock options	—	(1)	(1)
Dilutive potential shares from 2007 stock options	(1)	(1)	(1)
Dilutive potential shares from 2008 stock options	(1)	(1)	(1)
Dilutive potential shares from 2009 stock options	(1)	(2)	586,385
Dilutive potential shares from 2010 stock options	(1)	(2)	241,517
Dilutive potential shares from 2011 stock options	(1)	(1)	(1)
Dilutive potential shares from 2012 stock options	(1)	—	—
Dilutive potential shares from 2013 stock options	—	—	—
Dilutive potential shares from 2014 stock options	—	—	—
Total dilutive potential shares from stock options	—	—	827,902

Dilutive potential shares from 2011 performance shares allocation	—	—	236,423
Dilutive potential shares from 2012 performance shares allocation	—	(2)	267,509
Dilutive potential shares from 2013 performance shares allocation	(2)	(2)	—
Dilutive potential shares from 2014 performance shares allocation	(2)	—	—
Total dilutive potential shares from performance shares allocation	—	—	503,932

Dilutive potential shares from Convertible bonds 2011	(2)	(2)	(3)
Dilutive potential shares from Convertible bonds 2012	(2)	(2)	(3)

Dilutive weighted average number of shares outstanding adjusted when dilutive(f)	176,985,293	176,734,989	163,409,442
Earnings per share
Basic(a)/(e)	(6.52)	(3.95)	0.46

Diluted(b)/(f)	(6.52)	(3.95)	0.46

(1)	Exercise price of these stock options was higher than the average market price of the underlying shares.
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

(4)	Restatement related to IAS19 revised — see note 1 — Change in Accounting Policies

As a result of the 2012 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

NOTE 30 — SUBSEQUENT EVENTS

No significant subsequent event.

NOTE 31 — LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AS OF DECEMBER 31, 2014

Subsidiaries are fully consolidated from the date of their acquisition, being the date on which the Group obtains the control.

Dormant subsidiaries of the Group have not been included in the list below.

Percentage of interest generally corresponds to percentage of control in the company.

Siren Number(a)	Companies Names	Country of incorporation	% of interest
	CGG Holding BV	Netherlands	100.0
	CGG Marine BV	Netherlands	100.0
	CGG Data Management (Netherlands) BV	Netherlands	100.0
	CGG Jason (Netherlands) BV	Netherlands	100.0
	De Regt Marine Cables BV	Netherlands	100.0
403 256 944	CGG Services SA	France	100.0
410 072 110	CGG Explo SARL	France	100.0
413 926 320	Geomar SAS	France	100.0
	CGG Electromagnetics (Italy) Srl	Italy	100.0
	CGG International SA	Switzerland	100.0
	CGG Data Services AG	Switzerland	100.0
	CGG Geoscience GmbH	Switzerland	100.0
	Wavefield Inseis AS	Norway	100.0
	CGG Marine Resources Norge AS	Norway	100.0
	CGG Geo Vessels AS	Norway	100.0
	CGG Marine (Norway) AS	Norway	100.0
	CGG Services (Norway) AS	Norway	100.0
	Exploration Vessel Resources AS	Norway	100.0
	Exploration Investment Resources II AS	Norway	100.0
	Exploration Vessel Resources II AS	Norway	100.0
	CGG Services (UK) Limited	United Kingdom	100.0
	CGG Data Management (UK) Limited	United Kingdom	100.0
	CGG Jason (UK) Limited	United Kingdom	100.0
	CGG NPA Satellite Mapping Limited	United Kingdom	100.0
	CGG Seismic Imaging (UK) Limited	United Kingdom	100.0
	Robertson (UK) Limited	United Kingdom	100.0
	Robertson Geospec International	United Kingdom	100.0
	Veritas Caspian LLP(1)	Kazakhstan	50.0
	CGG do Brasil Participaçoes Ltda	Brazil	100.0
	Veritas do Brasil Ltda	Brazil	100.0
	LASA Prospeccoes SA	Brazil	100.0
	Geomag SA Prospeccoes Aerogeofisicas	Brazil	100.0
	CGGVeritas Services de Mexico SA de CV	Mexico	100.0
	CGG Geoscience de Mexico SA de CV	Mexico	100.0
	Exgeo CA	Venezuela	100.0
	CGG Holding (U.S.) Inc.	United States of America	100.0
	CGG Services (U.S.) Inc.	United States of America	100.0
	CGG Land (U.S.) Inc.	United States of America	100.0
	Viking Maritime Inc.	United States of America	100.0
	CGG Canada Services Ltd	Canada	100.0
	CGG Services (Canada) Inc.	Canada	100.0

Siren Number(a)	Companies Names	Country of incorporation	% of interest
	Hampson-Russell Ltd	Canada	100.0
	CGG Services (Australia) Pty Ltd	Australia	100.0
	CGG Seismic Imaging (Australia) Pty Ltd	Australia	100.0
	CGG Marine (Australia) Pty Ltd	Australia	100.0
	CGG Jason (Australia) Pty Ltd	Australia	100.0
	CGG Ground Geophysics (Australia) Pty Ltd	Australia	100.0
	PT CGG Services Indonesia(1)	Indonesia	95.0
	CGG Services India Private Ltd	India	100.0
	CGG Technology Services (Beijing) Co. Ltd	China	100.0
	CGG Geoscience (Bejing) Ltd	China	100.0
	CGG Services (Singapore) Pte Ltd	Singapore	100.0
	CGG Vostok	Russia	100.0
	CGG (Nigeria) Ltd	Nigeria	100.0
	CGG Airborne Survey (Pty) Ltd	South Africa	100.0
866 800 154	Sercel Holding SA	France	100.0
378 040 497	Sercel SA	France	100.0
	Sercel England Ltd	United Kingdom	100.0
	Sercel-GRC	United States of America	100.0
	Sercel Inc.	United States of America	100.0
	Sercel Canada Ltd	Canada	100.0
	Sercel Australia Pty Ltd	Australia	100.0
	Hebei Sercel-Junfeng Geophysical(1)	China	51.0
	Sercel (Beijing) Technological Services Co. Ltd	China	100.0
	Sercel Singapore Pte Ltd	Singapore	100.0
	De Regt Germany GmbH	Germany	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.
(1)	% of control for these subsidiaries amount to 100%.

Non-controlling interests

The Group does not fully consolidate any significant entity in which it holds less than a majority of voting rights.

No subsidiaries with non-controlling interests contribute significantly to the activities of the Group, the consolidated net income, cash flows, liabilities or assets as of December 31, 2014. Hebei Sercel-Junfeng Geophysical, a subsidiary of Sercel SA based in China, is the major one.

NOTE 32 — CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES

At December 31, 2014 the obligations to pay our outstanding Senior Notes are guaranteed by certain subsidiaries: CGG Canada Services Ltd, CGG Marine Resources Norge AS, CGG Holding (U.S.) Inc, Alitheia Resources Inc, CGG Land (U.S.) Inc., CGG Services (U.S.) Inc., Veritas Investments Inc., Viking Maritime Inc., CGG Marine BV, CGG Holding BV as the “Services guarantors”, and Sercel Inc., Sercel Australia Pty Ltd, Sercel Canada Ltd and Sercel GRC as the “Equipment guarantors”.

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2014 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGG on a consolidated basis.

	CGG	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of US$)
Goodwill	—	1,797.7	90.2	153.8	—	2,041.7
Intangible assets (including multi-client surveys)	31.1	722.0	28.3	870.3	(277.9)	1,373.8
Property, plant and equipment	86.9	552.8	51.1	796.3	(248.9)	1,238.2
Investment in affiliates	3,878.3	2,172.4	7.1	438.0	(6,495.8)	—
Other non-current assets	1,963.1	548.7	5.3	253.1	(2,392.5)	377.7
Current assets	376.4	790.2	304.0	2,902.4	(2,343.4)	2,029.6

Total assets	6,335.8	6,583.8	486.0	5,413.9	(11,758.5)	7,061.0

Financial debt (including bank overdrafts, current and non-current portion)	2,460.2	1,993.1	—	756.5	(2,430.9)	2,778.9
Other non-current liabilities (excluding financial debt)	22.8	117.1	23.4	267.7	(26.2)	404.8
Current liabilities (excluding current portion of debt)	1,106.6	761.4	95.4	1,646.6	(2,478.9)	1,131.1

Total liabilities (excluding equity)	3,589.6	2,871.6	118.8	2,670.8	(4,936.0)	4,314.8

Equity	2,746.2	3,712.2	367.2	2,743.1	(6,822.5)	2,746.2

Operating revenues	122.8	931.9	294.3	3,821.5	(2,075.1)	3,095.4
Depreciation and amortization	8.2	915.3	15.8	617.1	40.7	1,597.1
Operating income (loss)	(179.2)	(371.3)	57.8	(265.1)	60.3	(697.5)
Equity in income of affiliates	(359.5)	(60.2)	—	(0.1)	419.8	—

Net income (loss) group share	(1,146.6)	(464.6)	40.5	(440.6)	864.7	(1,146.6)

Cash flow from operating activities	804.5	389.6	32.9	96.2	(459.0)	864.2
Cash flow from investing activities	(3.1)	(483.3)	(26.0)	(521.1)	140.0	(893.5)
Cash flow from financing activities	(900.6)	40.8	(1.5)	400.7	358.1	(102.5)
Effect of exchange rates on cash	—	—	—	—	(8.7)	(8.7)
Impact of changes in consolidation scope	—	—	—	—	(30.4)	(30.4)

Cash at opening	266.5	92.9	4.0	166.6	—	530.0

Cash at closing	167.3	40.0	9.4	142.4	—	359.1

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2013 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGG on a consolidated basis.

	CGG	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of US$)
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

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2012 (restated) for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGG on a consolidated basis.

	CGG	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of US$)
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