Form 20-F/A
period 2014-12-31
CGG
filed 2015-07-30
CIK 1037962

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: US GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒     Other  ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to CGG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (this “Amendment”) is being filed solely to amend Item 18 to include the audit report of Mazars and Ernst & Young et Autres relating to the financial statements included in Item 18 of CGG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on April 25, 2013. CGG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “Original Filing”) was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 13, 2015.

Other than the amendment described above and updating of Item 19, no changes have been made to this or any other Items to the Form 20-F as originally filed. This Amendment continues to speak as of the date of the Original Filing and, except as described above, does not purport to amend or update the information contained in the Original Filing, or reflect any events that have occurred after the Original Filing.

Item 18:	FINANCIAL STATEMENTS

The following audited financial statements of the CGG Group and related schedules, together with the reports of Ernst & Young et Autres and Ernst & Young et Autres and Mazars, are filed as part of this annual report:

Item 19:	EXHIBITS

Exhibit No	Exhibit

1.1*	English translation of our Articles of Association (statuts).

4.1	Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment (Exhibit 10.1 to the Report on Form 6-K, dated May 13, 2004, is incorporated herein by reference).

4.2	Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us (we have requested that the Commission grant confidential treatment for certain portions of this document) (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).

4.3	Joint Venture Agreement(1) relating to Seabed Geosolutions B.V. between Fugro Consultants International N.V. and CGGVeritas S.A. dated 27 January 2013 (Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, dated April 25, 2013, is incorporated herein by reference).

4.4	Amendment dated February 16, 2013(1) to the Joint Venture Agreement relating to Seabed Geosolutions B.V. between Fugro Consultants International N.V. and CGGVeritas S.A. (Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, dated April 25, 2013, is incorporated herein by reference).

8*	Our subsidiaries

11	Code of Ethics (Exhibit 11 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, dated April 10, 2014, is incorporated herein by reference).

12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350).

13.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350).

15.1*	Consent of Ernst & Young et Autres.

* Previously filed.

** Filed herewith.

(1)	Pursuant to the rules of the SEC, the schedules and similar attachments to the agreement have not been filed herewith. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

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

CGG (Registrant)

/s/ STEPHANE-PAUL FRYDMAN
Stéphane-Paul Frydman Chief Financial Officer

Date: July 30, 2015

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

NOTE 13 — FINANCIAL DEBT

	December 31,
	2014			2013			2012 (restated)
	Current	Non- current	Total	Current	Non- current	Total	Total
	(in millions of US$)
High yield bonds	—	1,731.3	1,731.3	—	1,234.9	1,234.9	1,349.0
Convertible bonds	—	367.0	367.0	—	836.6	836.6	763.5
Credit facilities(a)	—	273.0	273.0	168.5	68.7	237.2	—
Bank loans(a)	35.5	133.1	168.6	31.0	88.6	119.6	40.9
Other loans(a)	3.2	102.5	105.7	18.8	155.1	173.9	—
Finance lease debt	8.6	93.4	102.0	9.0	112.2	121.2	130.9

Sub-total	47.3	2,700.3	2,747.6	227.3	2,496.1	2,723.4	2,284.3

Accrued interests	28.4	—	28.4	19.7	—	19.7	16.7

Financial debt	75.7	2,700.3	2,776.0	247.0	2,496.1	2,743.1	2,301.0

Bank overdrafts	2.9	—	2.9	4.5	—	4.5	4.2
Total			2,778.9			2,747.6	2,305.2

(a)	At December 31, 2014, US$453.4 million out of US$547.3 million of loans (credit facilities, bank loans and other loans) were secured by tangible assets and receivables (drawn amount).

•	Financial debt by financing sources

	Issuing date	Maturity	Nominal amount Dec. 31, 2014		Net balance Dec. 31, 2014	Interest rate
			(in millions of currency)		(in millions of US$)
High yield bond 2017	2007	2017		US$400	134.0	7 3⁄4%
High yield bond 2020	2014	2020		€400	478.8	5 7⁄8%
High yield bond 2021	2011	2021		US$650	624.1	6 1⁄2%
High yield bond 2022	2014	2022		US$500	494.4	6 7⁄8%
Sub-total High yield bonds					1,731.3

Convertible bond 2019	2012	2019		€360	367.0	1 1⁄4%
Sub-total Convertible bonds					367.0

Credit facilities	—	—		—	273.0	—
Nordic Credit line (excluding credit facility)	2014	2019	US$	150	147.9	4 2⁄5%
Other bank loans	—	—		—	20.7	—
Sub-total bank loans					168.6

Other loans	—	—		—	105.7	—
Real estate finance lease	2010	2022		€75	73.3	—
Other finance lease	—	—		—	28.7
Sub-total Finance lease debt					102.0

Total financial debt, excluding accrued interests and bank overdrafts					2,747.6

•	Financial debt by currency

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
US dollar	1,570.6	1,493.1	1,431.3
Euro	1,177.0	1,230.3	853.0
Other currencies	—	—	—

Total financial debt, excluding accrued interests and bank overdrafts	2,747.6	2,723.4	2,284.3

•	Financial debt by interest rate

	December 31,
	2014	2013	2012 (restated)
	(in millions of US$)
Variable rates (average effective rate December 31, 2014: 2.82%, 2013: 2.20%, 2012: 2.84%)	240.1	168.2	41.4
Fixed rates (average effective rate December 31, 2014: 6.46%, 2013: 7.20%, 2012: 6.27%)	2,507.5	2,555.2	2,242.9

Total financial debt, excluding accrued interests and bank overdrafts	2,747.6	2,723.4	2,284.3

Variable interest rates are generally based on inter-bank offered rates of the related currency.

The impact of hedging instruments has not been considered in the above tables.

Analysis of financial covenants as of December 31, 2014

	Leverage Ratio(a)		Interests Cover Ratio(b)		Minimum Liquidity(c)
French Revolving facility	≤	3.75x	≥	4.00x		—
US Revolving facility	≤	3.75x	≥	4.00x		—
US$250 million Nordic credit facility	≤	3.75x	≥	3.00x	> $	75m
US$45 million Secured Term Loan Facility	≤	3.75x	≥	3.00x	> $	75m

(a)	Leverage ratio is defined as total net financial debt to EBITDAS.
(b)	Interests cover ratio is defined as EBITDAS to Interests Expenses.
(c)	Minimum liquidity is defined as the available cash held by the company.

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