Form 20-F
period 2015-12-31
CGG
filed 2016-04-15
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

References to “Senior Notes” are to our 7.75% Senior Notes due 2017, our 5.875% Senior Notes due 2020, our 6.50% Senior Notes due 2021 and our 6.875% Senior Notes due 2022. References to the “US revolving facility” are to the US$165 million revolving credit facility under our senior secured credit agreement dated July 15, 2013, as amended from time to time. References to the “French revolving facility” are to the US$325 million revolving credit facility under our senior secured French-law revolving facility agreement dated July 31, 2013 as amended from time to time. References to the “Nordic credit facility” are to the US$250 million Nordic agreement split into US$150 million term loan and US$100 million revolving facility dated July 1, 2013. References to the “2019 secured term loans” are to the US$342 million term loan facility under our term loan credit agreement dated November 19, 2015, as amended from time to time. References to the “Credit Facilities” are to the French revolving facility, the US revolving facility, the Nordic credit facility and the 2019 secured term loans, collectively.

References to the “Acquisition” or the “Geoscience Acquisition” are to our acquisition of most of the Geoscience Division of Fugro N.V. (“Fugro”), including Fugro-Geoteam, Fugro Seismic Imaging, Fugro Geophysical and Geological Services and De Regt Marine Cables, as well as all related entities and assets, but excluding Fugro’s multi-client library and OBN activity. References to the “Seabed JV” are to the joint venture between us and Fugro specializing in shallow water and ocean bottom systems. References to the “Transformation Plan” are to our transformation plan that was initially put in place at the end of 2013 in order to transform CGG from a seismic acquisition company into an integrated geosciences group.

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

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 3: Key Information — Risk Factors” and elsewhere in this annual report, including, without limitation, in conjunction with the forward-looking statements included in this annual report. Some of the factors that we believe could affect our actual results include:

•	the impact of the current economic environment and oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	our liquidity and outlook;

•	the implementation of our Transformation Plan;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally delay or terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

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

Selected Financial Data

The selected financial data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data for each of the years in the five-year period ended December 31, 2015 have been derived from our audited consolidated financial statements prepared in accordance with IFRS.

	At December 31,
	2015	2014	2013	2012 (restated*)	2011 (restated*)
	(In millions of US$ except per share data and ratios)
Statement of operations data:
Operating revenues	2,100.9	3,095.4	3,765.8	3,410.5	3,180.9
Other revenues from ordinary activities	1.4	1.5	2.1	3.6	3.3
Cost of operations	(1,817.2)	(2,510.8)	(2,977.2)	(2,685.4)	(2,649.4)
Gross profit	285.1	586.1	790.7	728.7	534.8
Research and development expenses, net	(68.7)	(101.2)	(105.9)	(92.8)	(77.0)
Marketing and selling expenses	(87.2)	(113.9)	(118.6)	(96.0)	(83.1)
General and administrative expenses	(98.5)	(146.6)	(215.9)	(182.6)	(201.8)
Other revenues (expenses)	(384.5)	(506.9)	(105.2)	(26.7)	34.3
Impairment of goodwill	(803.8)	(415.0)	(640.0)	—	—
Operating income	(1,157.6)	(697.5)	(394.9)	330.6	207.2
Cost of financial debt, net	(178.5)	(200.6)	(191.7)	(156.7)	(174.5)
Other financial income (loss)	(54.5)	(43.0)	(22.3)	(19.7)	0.8
Income taxes	(77.0)	(123.8)	(82.9)	(99.2)	(63.1)
Equity in income of affiliates	21.4	(81.7)	0.6	37.4	16.4
Net income (loss)	(1,446.2)	(1,146.6)	(691.2)	92.4	(13.2)
Attributable to non-controlling interests	4.0	7.8	7.6	17.2	13.9
Attributable to owners of CGG SA	(1,450.2)	(1,154.4)	(698.8)	75.2	(27.1)
Net income (loss) per share:
Basic(1)	(7.45)	(5.94)	(3.60)	0.42	(0.16)
Diluted(2)	(7.45)	(5.94)	(3.60)	0.42	(0.16)
Balance sheet data:
Cash and cash equivalents	385.3	359.1	530.0	1,520.2	531.4
Working capital(3)	428.5	539.4	532.0	783.5	488.7
Property, plant & equipment, net	885.2	1,238.2	1,557.8	1,159.5	1,183.2
Multi-client surveys	927.1	947.4	818.0	604.2	527.3
Goodwill	1,228.7	2,041.7	2,483.2	2,415.5	2,688.2
Total assets	5,513.0	7,061.0	8,262.8	8,332.8	7,191.5
Gross financial debt(4)	2,884.8	2,778.9	2,747.6	2,305.2	1,942.1
Equity attributable to owners of CGG SA	1,312.2	2,693.0	3,799.9	4,483.2	3,794.6
Other financial historical data and other ratios:
EBIT(5)	(1,136.2)	(779.2)	(394.3)	368.0	223.6
EBITDAS(6)	452.8	775.7	1,139.7	1,006.2	826.1
Capital expenditures(7)	145.6	281.9	347.2	368.8	365.6
Investments in multi-client surveys, net cash	284.6	583.3	479.4	363.8	203.2
Net financial debt(8)	2,499.5	2,419.8	2,217.7	785.0	1,410.6
Gross financial debt(4)/EBITDAS(6)	6.4x	3.6x	2.4x	2.3x	2.4x
Net financial debt(8)/EBITDAS(6)	5.5x	3.1x	1.9x	0.8x	1.7x
EBITDAS(6)/Cost of financial debt, net	2.5x	3.9x	5.9x	6.4x	4.7x

*	Restatement related to IAS 19 Revised-Employee benefits effective January 1, 2013. All comparative financial information was restated to present comparative amounts for each period presented as if the new accounting policy had always been applied.

(1)

Basic per share amounts have been calculated on the basis of 194,577,134, 194,489,333, 194,214,274, 178,107,262, and 174,254,201 weighted average outstanding shares in 2015, 2014, 2013, 2012, and 2011 respectively. As a result of the capital increase of CGG SA dated February 5, 2016, via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015, 2014, 2013, 2012 and 2011 has been adjusted retrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(2)

Diluted per share amounts have been calculated on the basis of 194,577,134, 194,489,333, 194,214,274, 179,570,815, and 174,254,201 weighted average outstanding shares in 2015, 2014, 2013, 2012, and 2011 respectively. As a result of the capital increase of CGG SA dated February 5, 2016, via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015, 2014, 2013, 2012 and 2011 has been adjusted retrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

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

Global market and economic conditions are uncertain and volatile. In the past, economic contractions and uncertainty have weakened demand for oil and natural gas while the introduction of new production capacities have increased supply, resulting in lower prices, and consequently a reduction in the levels of exploration for hydrocarbons and demand for our products and services. The price of Brent decreased from US$110.80 per barrel as of December 31, 2013 to US$57.33 per barrel as of December 31, 2014 and to US$37.28 per barrel as of December 31, 2015. It is difficult to predict how long the current economic conditions and imbalance between supply and demand will persist, whether the oil prices will remain at a low level, whether the current market conditions will deteriorate to further, and which of our products and services will be adversely affected. Nonetheless, the reduction in demand for our products and services and the resulting pressure on pricing in our industry could continue to negatively affect our business, results of operations, financial condition and cash flows.

We have had in the past and may have in the future impairment losses as events or changes in circumstances occur that reduce the fair value of an asset below its book value. We may also have write-offs and non-recurring charges. For the year 2014, such asset impairments, write-offs and non-recurring charges totaled US$939 million. For 2015, such asset impairments, write-offs and non-recurring charges totaled US$1,177 million. These conditions could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

•

availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, that limit the movement of qualified crew members or specialized equipment to areas where local resources are insufficient.

We are exposed to these risks in all of our international operations to some degree, particularly in emerging markets where the political and legal environment is less stable. We are subject to the risk of adverse developments with respect to certain international operations and any insurance coverage we have may not be adequate to compensate us for any losses arising from such risks.

Revenue generating activities in certain foreign countries may require prior United States government and/or European Union authorities’ approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. Thus, in the case of the U.S. legislation, non-U.S. persons employed by our separately incorporated non-U.S. entities may conduct business in some foreign jurisdictions that are subject to U.S. trade embargoes and sanctions by the U.S. Office of Foreign Assets Control (“OFAC”), including countries that have been designated by the U.S. government as state sponsors of terrorism. We have typically generated revenue in some of these countries through the performance of marine surveys, the provision of data processing and reservoir consulting services, the sale of software licenses and software maintenance and the sale of Sercel equipment. We have current and ongoing relationships with customers in these countries. We have procedures in place to conduct these operations in compliance with applicable U.S. and European laws. However, failure to comply with U.S. or European laws on equipment and services exports could result in material fines and penalties, damage our reputation, and negatively affect the market price of our securities. In addition, our presence in these countries could reduce demand for our securities among certain investors.

Certain of our clients and certain tax, social security or customs authorities may request that we or certain of our subsidiaries or affiliates post performance bonds or guarantees issued by financial institutions, including in the form of standby letters of credit, in order to guarantee our legal or contractual obligations. We cannot assure you that we will be able to provide these bonds or guarantees in the amounts or durations required or for the benefit of the necessary parties. Our failure to comply with these requests could reduce our capacity to conduct business or perform our contracts. In addition, if we do provide these bonds or guarantees, our clients or the relevant authorities may call them under circumstances that we believe to be improper, and we may not be able to challenge such actions effectively in local courts.

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

In connection with the Fugro Geoscience Division acquisition, we transferred our shallow water, ocean bottom cable and ocean bottom node activities to a company in which Fugro holds a 60% majority interest and we hold a minority interest. As a result, we no longer have full control over the management and operations of these activities. While we have certain customary rights with respect to certain key decisions relating to the joint venture’s activities, this is not the same as the right to determine the strategy and policies of this business. In addition, our shares in the joint venture company are subject to restrictions on transfer, as well as to Fugro’s right to require us to sell our shares in certain circumstances.

We may need to write down goodwill from our balance sheet.

We have been involved in a number of business combinations in the past, leading to the recognition of large amounts of goodwill on our balance sheet. Goodwill on our balance sheet totaled US$2,042 million as of December 31, 2014 and US$1,229 as of December 31, 2015. Goodwill is allocated to cash generating units (“CGUs”) as described in note 11 to our consolidated financial statements for the year ended December 31, 2015. The recoverable amount of a CGU is estimated at each balance sheet date and is generally determined on the basis of a group-wide estimate of future cash flows expected from the CGU in question. The estimate takes into account, in particular, the removal from service of certain assets used in our business (such as decommissioning or coldstacking vessels), or change in purpose of a given asset (such as the use of a seismic vessel as a source-vessel), or any significant underperformance in cash generation relative to previously-expected results, which may arise, for example, from the underperformance of certain assets, a deterioration in industry conditions or a decline in the economic environment. At each balance sheet date, if we expect that a CGU’s recoverable amount will fall below the amount of capital employed recorded on the balance sheet, we may write down some value on given assets and/or the goodwill in part or in whole. Such a write-down would not in itself have an impact on cash flow, but could have a substantial negative impact on our operating income and net income, and as a result, on our shareholders’ equity and net debt/equity ratio. We wrote down US$415 million of goodwill in our marine acquisition activity as of December 31, 2014 as a result of the deterioration in market conditions. Furthermore, as of December 31, 2015, in response to the continuing deterioration of market conditions and the drastic reduction of our fleet, we wrote down US$365 million of goodwill in our marine acquisition activity and US$439 million of goodwill in our Geology, Geophysics & Reservoir (GGR) activity, for a total of US$804 million for 2015. Particularly in light of our financial condition, no assurance can be given that we will not be required to make future potentially significant goodwill write downs.

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

•

Any reduction in the economic value of such data will require us to write down its recorded value, which could have a material adverse effect on our results of operations. We wrote down the value of our multi-client data library by US$42 million in the year 2015.

Our results of operations may be significantly affected by currency fluctuations.

We derive a substantial portion of our revenues from international sales, subjecting us to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are mainly denominated in US dollars and euros, and to a significantly lesser extent, in Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner, British pounds and Chinese Renminbi-Yuan. Historically, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in US dollars, as the US dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

Fluctuations in the exchange rate of other currencies, particularly the euro, against the U.S. dollar, have had in the past and will have in the future a significant effect upon our results of operations. We attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy. We cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of December 31, 2015, we estimate our annual fixed expenses in euros to be approximately €450 million and as a result, an unfavorable variation of US$0.20 in the average yearly exchange rate between the US dollar and the euro would reduce our operating income and our shareholders’ equity by approximately US$90 million.

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

Our marine acquisition business, with the fleet described in Item 4 of this report incurs significant fuel costs, which were approximately US$96 million in 2015. Fuel costs can vary depending on the supply location, local regulations and the price of crude oil at a given time. Only a portion of this variation can be contractually charged to or negotiated with the client. We therefore estimate that, by reference to a resized fleet of five operational vessels an increase of 10% of the average annual price of crude oil could increase our fuel costs and have a maximum negative effect of approximately US$5 million on our cash flow.

Our results of operations may be affected by the weight of intra-group production.

We dedicate a significant part of our production capacity to intra-group sales. For example, the Marine, Land and Multi-Physics Acquisition business lines may acquire Sercel equipment as well as multi-client data, to be processed by the Subsurface Imaging business line. The relative size of our intra-group sales and our external sales has a significant impact both on our revenues and our operating results. With respect to intra-group sales, we capitalize only the direct production costs, and we treat the corresponding general and administrative costs as expenses in our income statement, which decreases operating profit for the period when the sales occur.

Technological changes and new products and services are frequently introduced in the market, and our technology could be rendered obsolete by these introductions, or we may not be able to develop and produce new and enhanced products on a cost-effective and timely basis.

Technology changes rapidly in the seismic industry and new and enhanced products are frequently introduced in the market in which we operate, particularly in the equipment manufacturing and data processing and geoscience sectors. Our success depends to a significant extent upon our ability to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with industry demands. While we commit substantial resources to research and development, we may encounter resource constraints or technical or other difficulties that could delay the introduction of new and enhanced products and services in the future. In addition, the continuing development of new products risks making our older products obsolete. New and enhanced products and services, if introduced, may not gain market acceptance and may be materially adversely affected by technological changes or introductions of other new products or services by one of our competitors.

We depend on proprietary technology and are exposed to risks associated with the misappropriation or infringement of that technology.

Our ability to maintain or increase prices for our products (such as Sercel equipment and GGR software) and services depends in part on our ability to differentiate the value delivered by our products and services from those delivered by our competitors. Our proprietary technology plays an important role in this differentiation. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. Patents last up to 20 years, depending on the date of filing and the protection accorded by each country. In addition, we enter into confidentiality and license agreements with our employees, customers and potential customers which limit access to and distribution of our technology. However, actions that we take to protect our proprietary rights may not be adequate to deter the misappropriation or independent third-party development of our technology. In addition, we may have lawsuits filed against us claiming that certain of our products, services, and technologies infringe the intellectual property rights of others. Although we do not have any current litigation involving our intellectual property rights or the intellectual rights of others which may have an impact on us, such litigation may take place in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as, in particular, the laws of France or the United States, which may limit our ability to pursue third parties that misappropriate our proprietary technology.

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

We have had losses in the past and there is no assurance we will be able to restore profitability for the future.

We have experienced losses in the past. In 2013 and 2014, we recorded a net loss attributable to shareholders of US$691.2 million and US$1,146.6 million, respectively. In 2015, we recorded a net loss amounting to US$1,446.2 million. There is no assurance that we will be able to restore profitability in the future.

We are exposed to commercial risk and counter-party risk.

Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. We seek to reduce commercial risk by monitoring our customer credit profile. In 2015, the Group’s two most significant customers accounted for 5.0% and 4.9% of the Group’s consolidated revenues, compared with 7.1% and 5.2% in 2014 and 5.1% and 3.9% in 2013.

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

We are subject to risks that are not fully insured.

The nature of our business involves ongoing and significant operating risks for which we are not always insured, and in respect of which we may not be able to obtain adequate insurance at commercially reasonable rates, if at all.

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

We are subject to disruptions in our supply chain and third party suppliers.

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

We are subject to risks related to our liquidity and outlook.

In the context of a difficult market environment, which started for the seismic industry in the second semester of 2013 with a significant reduction of capital expenditures by our clients outside of North America and intensified with the sharp decline in oil prices since the fall of 2014, we confront a reduction in demand for our products and services and the resulting pricing pressure in our industry. In 2015, our operating income amounted to a loss of US$1,158 million (or an income of US$19 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan), compared to an operating loss of US$698 million for 2014 (or income of US$242 million before restructuring expenses). It is difficult to predict how long the current economic conditions and imbalance between supply and demand will persist, whether oil prices will remain at their current low levels, or whether current market conditions will deteriorate further.

In order to confront this deterioration in the economic environment for our different activities, we recently implemented the next step in our Transformation Plan, which in particular includes an extension of certain of our debt maturities and a capital increase of approximately €350 million, which settled in February 2016. We carried out an exchange offer for our 2017, 2021 and 2022 Senior Notes in exchange for participations in the 2019 secured term loans. US$126.7 million (out of a maximum total of US$135 million) of 2017 Senior Notes were tendered in the exchange offer. In addition, the €84 million Fugro loan was replaced by the 2019 senior secured term loans. As a result of these transactions, most of our medium-term debt maturities (from 2016 to 2018) were postponed to 2019.

In January 2016, we renegotiated the terms and conditions of our bank financings. Depending on the evolution of our financial performance and cash-flow generation, we may have to undertake alternative financing plans, including selling assets, reducing or delaying capital investments or further restructuring our debt. We cannot assure you that any assets will be able to be sold or, if sold, as to the timing of the sales or the amount of proceeds realized from those sales, or that additional financing will be able to be obtained on acceptable terms or at all.

Risks related to the implementation of our Transformation Plan.

On November 5, 2015, we announced the next step in our Transformation Plan. The Transformation Plan includes in particular a refocus on high value-added activities and a reduction of our fleet to five vessels principally dedicated to Multi-Client activity, as well as the implementation of cost saving actions and a reduction of investments. This new step should permit us to confront a difficult market environment that could continue to deteriorate. Nevertheless, we cannot assure you that this plan will be sufficient if conditions degrade even further (in particular if the price of oil should continue to fall and stabilize over the 2016-2017 period below an average of US$40 per barrel, which would represent a 25% drop from the average price in 2015, likely leading oil and gas companies to further limit their exploration and production spending in addition to already reduced exploration and production spending for 2015) and we cannot assure you that this new step in the Transformation Plan will allow us to achieve the desired results within the expected timeframe. If we are unable to implement the Transformation Plan in an efficient manner or if it does not produce the desired results, this could have a material adverse effect on our results, financial position and prospects.

RISKS RELATED TO OUR INDUSTRY

The volume of our business depends on the level of capital expenditures by the oil and gas industry, and reductions in such expenditures may have a material adverse effect on our business.

Demand for our products and services has historically been dependent upon the level of capital expenditures by oil and gas companies for exploration, production and development activities. These expenditures are significantly influenced by oil and gas prices and by expectations regarding future hydrocarbon prices, which may fluctuate based on relatively minor changes in the supply of and demand for oil and gas, expectations regarding such changes and other factors beyond our control. Lower or volatile hydrocarbon prices tend to limit the demand for seismic services and products. In 2015, oil and gas companies reduced their planned exploration and production spending due to falling oil prices, affecting demand for our products and services, and demand for 2016 is expected to follow this trend.

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

We have taken significant measures to adapt our fleet to changes in the seismic market, and depending on the seismic market in the future, we may make further adjustments that could impose exceptional charges.

Our fleet of marine seismic acquisition vessels has evolved in the past mainly in reaction to changes in the seismic contractual market and our marine strategy. In February 2014, we announced our intention to reduce the fleet from 18 to 13 3D high-end vessels before the end of 2016 and decided during the 2014 summer to accelerate the implementation of this plan to have it completed by 2014. Consequently, we stopped operating the Symphony, the Princess, the Viking II and the Vantage in 2014. The Viking II and the Vantage were returned to their owner at the end of their leasing period. The Viking and the Geowave Voyager have been converted into source vessels.

In February 2015, as the market environment deteriorated further, we announced our intention to reduce our operated fleet from 13 to 11 3D high-end vessels. Then in November 2015, when we announced the next step of our Transformation Plan, we stated our objective to reduce our operated fleet to 5 vessels, principally dedicated to multi-client production. As of December 31, 2015, our operational fleet was composed of eight 3D high-capacity vessels (12 or more streamers), one source vessel and one 3D/2D lower capacity vessel. We ceased operating the CGG Alizé and the Geo Celtic in early 2016.

Past fleet reductions have generated, and we expect that the current and any future reductions will generate, non-recurring charges and could hinder our operational scope in marine acquisition activity. Restructuring charges and fixed assets impairments related to fleet reduction amounted to US$251 million in 2014 and US$288 million in 2015.

We have high levels of fixed costs that are incurred regardless of our level of business activity, including in relation to bareboat charters.

We have high fixed costs and seismic data acquisition activities that require substantial capital expenditures. As a result, downtime or decreased productivity due to reduced demand, weather interruptions, equipment failures, permit delays or other circumstances that affect our ability to generate revenue could result in significant operating losses.

In particular, we operate certain of our marine acquisition vessels under long-term bareboat charters, which generate significant fixed costs that cannot easily be reduced during the term of the charters. In 2015, we operated seven vessels under bareboat charters for a fixed cost of US$90.5 million. As of December 31, 2015, the aggregate amount of our off balance sheet commitment for bareboat charters for our fleet was US$518.3 million. Of this amount, US$331.5 million corresponded to the five vessels we intend to keep in operation in 2016 and beyond and US$135.6 million corresponded to vessels that we have already coldstacked.

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

We are exposed to environmental risks.

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

We have a significant amount of debt. As of December 31, 2015, our net financial debt (which we define as gross financial debt less cash and cash equivalents) amounted to US$2,500 million out of a total capital employed of US$3,858 million. As of this date, we had a debt reimbursable in cash or shares amounting to US$2,530 million, which corresponds to net financial debt less financial leases, and before IFRS accounting adjustments related to convertible bonds and issuing fees. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years.

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

The agreements governing our borrowings (including the 2019 secured term loans) and our US and French revolving facilities contain restrictive covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

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

Complying with the restrictions contained in some of these agreements requires us to meet certain ratios and tests, relating notably, to consolidated interest coverage and net indebtedness, and to maintain our liquidity at a certain level. The requirement that we comply with these provisions may adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund capital expenditures, or withstand a continuing or future downturn in our business.

Detailed information relating to our debt and the restrictions set forth in our borrowing agreements is contained in note 13 to our 2015 consolidated financial statements included herein.

In June 2015, we amended our French revolving facility, our US revolving facility, our Nordic credit facility and our US$45 million term loan facility secured by the Geowave Voyager vessel.

Pursuant to such amendments,

(i)    Financial covenants:

•

the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 4.00x for each rolling 4-quarter period ending on or before June 2016, 3.75x for each such period ending on or before June 2017, 3.50x for each such period ending on or before June 2018, 3.25x for each such period ending on or before June 2019, and 3.00x for each such period thereafter; and

•	the minimum interest cover ratio (defined as EBITDAS to total interest costs) was reduced from 4.00:1 to 3.00:1.

(ii)    In exchange for increasing the security package under the existing US and French revolving facilities, the Group obtained the ability to raise secured indebtedness ranking pari passu and sharing the same security package. The Group used this ability by issuing the 2019 secured term loans on December 22, 2015.

In November 2015, CGG obtained consent to waive the leverage ratio covenant at year end 2015 under all credit facilities which include such financial covenant.

Each of the following financial covenants were complied with at December 31, 2015:

	US revolving facility	French revolving facility	Term loan and revolving facilities secured by vessel assets
Ratio	Requirement	Requirement	Requirement	12/31/2015
Total net debt to EBITDAS	N/A	N/A	N/A	N/A
EBITDAS to total interest costs	≥3	≥ 3	≥ 3	4.4
Minimum liquidity			Cash + cash equivalents > US$75 million	US$385 million

In December 2015, we negotiated further amendments to our financial covenants, with these amendments being effective from February 2016. Pursuant to such amendments, our French revolving facility and our US revolving facility require that we comply with the following financial covenants, which are tested at the end of each quarter for the rolling 12-month testing period ending on such quarter date:

•	maintain a minimum Group liquidity amount (cash and cash equivalents plus certain undrawn credit facilities) of US$175 million at each quarter end;

•

a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending quarterly in 2016, 4.75x for the rolling 12-month period ending on March 31, 2017, 4.25x for the rolling 12-month period ending on June 30, 2017, 4.00x for the rolling 12-month period ending on September 30, 2017, 3.50x for the rolling 12-month period ending on December 31, 2017, 3.25x for the rolling 12-month period ending on March 31, 2018 and 3.00x for each rolling 12-month period ending quarterly thereafter; and

•	an interest cover ratio (defined as consolidated EBITDAS to total interest costs) above 3.00:1.

Our Nordic credit facility requires that we meet the following ratios and tests:

•	cash plus cash equivalents of not less than US$100 million at all times;

•

a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending quarterly in 2016, 4.75x for the rolling 12-month period ending on March 31, 2017, 4.25x for the rolling 12-month period ending on June 30, 2017, 4.00x for the rolling 12-month period ending on September 30 2017, 3.50x for the rolling 12-month period ending on December 31, 2017, 3.25x for the rolling period ending in March 2018 and 3.00x for each rolling 12-month period ending thereafter; and

•	a ratio of EBITDAS to total interest costs of at least 3.00:1.

If we are unable to comply with the restrictions and covenants in the indentures governing our Senior Notes, the agreements governing our Credit Facilities and other current and future debt agreements, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of repayment.

If we are unable to comply with the restrictions and covenants in the indentures governing our Senior Notes or in other current or future debt agreements, including those governing our Credit Facilities, there could be a default under the terms of these indentures and agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In certain events of default under these agreements, lenders could terminate their commitments to lend or accelerate the loans or bonds and declare all amounts outstanding due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us.

We and our subsidiaries may incur substantially more debt.

We and our subsidiaries may incur substantial additional debt (including secured debt) in the future. The terms of the indentures governing our Senior Notes and the agreements governing our Credit Facilities and our other existing senior indebtedness limit, but do not prohibit, us and our subsidiaries from doing so.

As of December 31, 2015, we had long-term confirmed and undrawn credit lines amounting to US$35 million.

If new debt is added to our current debt levels, the related risks for us could intensify.

To service and/or refinance our indebtedness and make capital expenditures, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures, depends in part on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that we will generate sufficient cash flow from operations to realize operating improvements on schedule or that future cash from operations and borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability and the conditions under which we may borrow fund to refinance existing debt or finance our operations depend on many factors, including conditions in credit markets, perceptions of our business and the ratings attributed to us by rating agencies. We cannot assure you that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Any disruptions in the capital and credit markets could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness, including our ability to draw on our existing credit facilities or enter into new credit facilities. Banks that are party to our existing credit facilities may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. Furthermore, changes in the monetary policies of the US Federal Reserve and the European Central Bank may increase our financing costs and consequently adversely impact our ability to refinance our indebtedness.

MARKET AND OTHER RISKS

We are exposed to liquidity risks.

Persistent volatility in the financial markets could have a material adverse effect on our ability to refinance all or a portion of our indebtedness and to otherwise fund our operational requirements. We cannot be certain that additional funds will be available if needed to make future investments in certain projects, take advantage of acquisitions or other opportunities or respond to competitive pressures. If additional funds are not available, or are not available on terms satisfactory to us, there could be a material adverse impact on our business and financial performance. As at December 31, 2015, the Group liquidity (being the cash and the undrawn credit lines) was US$420 million.

As of December 31, 2015, we had US$2,500 million of net debt with US$2,885 million of gross financial debt (based on the closing exchange rate of US$1.0887 per euro), including €302 million related to the debt component, according to IFRS, of the convertible bonds due 2019 and 2020, and including US$26 million of bank overdrafts and accrued interest and we had US$385 million of cash and cash equivalents.

As of December 31, 2015, our financial debt consisted primarily of:

•

US$8.3 million outstanding principal amount of our 7.75% Senior Notes due 2017, €400 million outstanding principal amount of our 5.875% Senior Notes due 2020, US$605 million outstanding principal amount of our 6.50% Senior Notes due 2021, and US$420 million outstanding principal amount of our 6.875% Senior Notes due 2022;

•

€360 million outstanding principal amount of our convertible bonds (bonds convertible into or exchangeable for new or existing shares) of which €35 million of our 1.25% convertible bonds due 2019 and €325 million of our 1.75% convertible bonds are due 2020;

•	our US$325 million French revolving facility, of which €157 million and US$154 million were drawn as of December 31, 2015;

•	our US$165 million US revolving facility, of which US$130 million was drawn as of December 31, 2015;

•

our US$250 million Nordic credit facility, of which US$100 million was drawn under the US$100 million authorized revolving amount and US$120 million was outstanding under the term loan as of December 31, 2015;

•	US$342.1 million under the 2019 secured term loans; and

•	a total of US$19 million (out of which US$12 million was drawn) under various credit lines held by several of our subsidiaries.

The breakdown of our financial liabilities is presented in the table below:

	12/31/2015	N+1		N+2 to N+4		N+5 and >		Total
In millions of US$		Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Senior Notes & Convertible bonds	1,798	—	101	42	301	1,755	147	1,797	549
Bank borrowings	684	62	27	622	45	—	—	684	72
Financial leases	86	9	4	27	10	50	5	86	19
Banks overdrafts	—	—	—	—	—	—	—	—	—
Other financial debts	345	7	23	339	52	—	—	346	75
Derivative instruments	—	—	—	—	—	—	—	—	—
Cash	(385)	—	—	—	—	—	—	(385)	—

Total net financial liabilities	2,528	78	155	1,030	408	1,805	152	2,528	715

•	Excluding accrued interest, IFRS adjustments and issue premium

The Senior Notes and the Credit Facilities contain certain restrictive covenants, including covenants that require compliance with certain financial ratios. These financial ratios and tests as of December 2015 are described above.

As of December 31, 2015, our available financial resources amounted to US$329 million (including cash, cash equivalents, marketable securities and undrawn syndicated credit lines, excluding trapped cash).

We receive from the credit agencies a rating outlook, which assesses the potential direction of credit rating over time. In determining a ratings outlook, consideration is given to any changes in the economic and/or fundamental business conditions of a company. Our ratings, and any changes to them, can materially affect the conditions under which we may borrow funds and our access to borrowings more generally.

In order to fund the implementation of a new step of our Transformation Plan a capital increase operation was completed in February 2016. The final gross proceeds amounted to €350.6 million, corresponding to the issuance of 531,195,576 new shares.

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

Net exposure to interest rate risk before and after hedging:

The following table shows our variable interest rate exposure by maturity as of December 31, 2015.

	Financial assets(*)		Financial liabilities(*)		Net position before hedging		Off-balance sheet position		Net position after hedging
12.31.2015	(a)		(b)		(c) = (a) - (b)		(d)		(e) = (c) + (d)
In millions US$	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate
Overnight to 1 year	50	160	43	34	7	126	—	—	7	126
1 to 2 years	—	—	89	437	(89)	(437)	—	—	(89)	(437)
3 to 5 years	—	—	1,506	350	(1,506)	(350)	—	—	(1,506)	(350)
More than 5 years	—	—	454	—	(454)	—	—	—	(454)	—

Total	50	160	2,092	821	(2,042)	(661)	—	—	(2,042)	(661)

(*)	Excluding bank overdrafts, accrued interest, IFRS adjustments and issue premium

As of December 31, 2015, our variable-rate assets (net of liabilities) maturing in less than one year totaled US$126 million.

The following table shows our variable interest rate exposure on our financial assets and liabilities as of December 31, 2015:

	12.31.2015
In million of US$	Impact on result before tax	Impact on shareholders’ equity before tax
Impact of an interest rate variation of +1%	(6.6)	(6.6)
Impact of an interest rate variation of -1%	6.6	6.6

Our variable interest rate indebtedness carried an average interest rate of 5.1% in 2015, and our investments and other financial assets earned interest at an average rate of 0.9%.

We are exposed to exchange rates fluctuations.

Our financial debt is partly denominated in euro and converted in US dollars at the closing exchange rate. As of December 31, 2015, our US$2,500 million of net debt included a part of debt denominated in euro of €883 million based on the closing exchange rate of US$1.0887.

From one year end closing to another, a variation of US$0.10 in the closing exchange rate between the US dollar and the euro would impact our net debt by approximately US$88 million.

The following table shows our exchange rate exposure as of December 31, 2015:

12.31.2015
	Assets	Liabilities	Currency commitments	Net position before hedging	Off-balance sheet positions	Net position after hedging
(Converted in millions of US$)	(a)	(b)	(c)	(d) = (a) – (b) ± (c)	(e)	(f) = (d) + (e)
US$(1)	1,284.6	1,348.3	—	(63.7)	—	(63.7)

(1)	US$-denominated assets and liabilities in the entities whose functional currency is the euro.

12.31.2015
	Assets	Liabilities	Currency commitments	Net position before hedging	Off-balance sheet positions	Net position after hedging
(In millions of US$)	(a)	(b)	(c)	(d) = (a) – (b) ± (c)	(e)	(f) = (d) + (e)
EUR(2)	56.7	275.8	—	(219.1)	—	(219.1)

(2)     Euro-denominated assets and liabilities in the entities whose functional currency is the US$.

Our net foreign-exchange exposure is principally linked to the euro. We seek to reduce our foreign-exchange position by selling the future receivables surplus over euro costs of our Equipment division as soon as they enter the backlog and taking out dollar-denominated loans supported by long-term assets. Although we attempt to reduce the risks associated with exchange rate fluctuations, we cannot assure you that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. Our annual fixed expenses in euros are equal to approximately €450 million and as a consequence, an unfavorable variation of US$0.20 in the average yearly exchange rate between the US dollar and the euro would reduce our operating income and our shareholders’ equity by approximately US$90 million.

Sensitivity Analysis Table

Impact of US$ variation in expenses in euros

	Impact on result before taxes		Impact on shareholders’ equity before taxes
	Increase of 20 cents	Decrease of 20 cents	Increase of 20 cents	Decrease of 20 cents
In millions of US$	90	(90)	90	(90)

Total	90	(90)	90	(90)

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

As of December 31, 2015, we owned 800,000 of our own shares with a balance sheet value of €2.1 million (US$2.3 million). As those shares are valued at historical cost, changes in the stock’s market price do not have any impact in the consolidated statements of the Group.

Our investment policy does not authorize short term investment in the equities of other companies.

The fair value of the own shares as of December 31, 2015 is as follows:

12.31.2015	At fair value		Available for sales	Held to maturity	Derivatives	Total
Shares	US$	2.3 million	—	—	—	US$	2.3 million

Total	US$	2.3 million	—	—	—	US$	2.3 million

Item 4:	INFORMATION ON THE COMPANY

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

Organization

As of December, 31, 2015, CGG was organized in eight business lines, as follows:

•	Equipment (which includes all the Sercel business entities or trademarks, such as Metrolog, GRC and De Regt);

•	Marine Acquisition;

•	Land Acquisition (including Land EM and General Geophysics);

•	Multi-Physics;

•	Multi-Client and New Ventures;

•	Subsurface Imaging;

•	GeoSoftware (including the software sales and development of Jason and Hampson-Russell); and

•	GeoConsulting (including the consulting activities of Jason and Hampson-Russell combined with the consulting and geologic library business of Robertson, as well as Data Management Services).

These activities are organized into four segments for financial reporting purposes since September 1, 2015: (i) Equipment, (ii) Contractual Data Acquisition (which includes Marine Acquisition, Land Acquisition and Multi-Physics) and (iii) Geology, Geophysics & Reservoir (“GGR”) (which includes Multi-Client and New Ventures, Subsurface Imaging, GeoSoftware and GeoConsulting). In addition, we have a fourth segment for financial reporting purposes, Non-Operated Resources, which comprises the costs of our non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provision for onerous contracts).

We believe that these eight business lines allow us to cover the spectrum from exploration to production, giving us more opportunities to create value for our shareholders, customers and partners.

Our six Corporate functions, at the Group level, ensure a global transverse approach and provide support across all activities: (i) the Finance Function, (ii) the Human Resources Function, (iii) the Global Operational Excellence Function, (iv) the General Secretary, (v) the Geomarkets Sales and Marketing Function and (vi) the Technology Function.

Our four Group Departments are, respectively, in charge of (i) Internal Audit, (ii) Communication, (iii) Investor Relations, and (iv) Risk Management, Health, Safety and Environment & Sustainable Development.

Our Strategy

We intend to continue to provide leading geological, geophysical and reservoir capabilities to our broad base of customers primarily from the global oil and gas industry. Our goal is to capitalize on growth opportunities resulting from the application of new technologies in every sector of the oil and gas business — from exploration to production and reservoir management — and from the worldwide presence of our three complementary business segments: Equipment, Contractual Data Acquisition, and Geology, Geophysics & Reservoir (“GGR”).

To achieve this objective, we have adopted the following strategies:

Rebalance our profile towards more profitable and less capital intensive businesses

We believe that our Contractual Data Acquisition businesses, which are cyclical, highly capital-intensive and have generated lower profitability in recent years, still need to be downsized significantly with respect to marine operations. We plan to position the Acquisition businesses more on the high-end of the market, where technological differentiation is a critical factor, in order to increase profitability. This should also allow us to increase the relative weight of the Equipment and GGR segments’ contributions to Group results, which we believe will increase our overall profitability, reduce the volatility of our earnings and improve our cash generation.

The capacity of our Marine Data Acquisition business was reduced as our operated fleet decreased from 11 to five 3D mid/high capacity vessels at the end of Q1 2016, which should lead to a further reduction in fixed costs and capital expenditure. We have mostly repositioned our fleet towards the production of multi-client studies that are sufficiently pre-funded (at above 70%), which means operating five 3D vessels for the next two years. The marine seismic acquisition activity and its high-end broadband capabilities will therefore be mainly a technological tool for the acquisition of multi-client data.

In the Land Acquisition business, we intend to focus and concentrate our presence on high-end niche markets, adopting a technology provider business model to the extent possible. In the Multi-Physics Acquisition business, our plan is to focus on higher-margin market segments. In both businesses, we intend to achieve the expected results under the implemented cost savings and restructuring plans.

Improve our operational efficiency, profitability and cash generation

In line with what has been achieved over the last three years as a result of the performance plan that we launched at the end of 2010, we intend to continue our tight cost control, maintain a low level of general and administrative expenses and, more generally, reduce our fixed cost base. We expect notably to reduce our break-even point in line with the right-sizing of our Contractual Data Acquisition businesses and particularly our marine assets.

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

Given the growing importance of geophysics in reservoir characterization, and the strong reputation of Jason and Robertson, two activities formerly belonging to Fugro that we acquired in early 2013, we intend to further develop the synergies between our leading network of 35 data processing centers. We pursue continuous innovation to allow for increased integration of data processing into reservoir studies, which will provide enhanced reservoir knowledge and allow for improved exploitation. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated solutions.

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

We plan as well to develop reservoir interpretative solutions, notably through our two business lines, GeoSoftware and GeoConsulting, within our GGR segment. GeoSoftware is the worldwide leader in advanced seismic reservoir characterization technology. It brings together CGG’s commercial software, including Jason and Hampson-Russell, and the associated sales, marketing and product services, such as training, product support and product mentoring. GeoConsulting is a full-spectrum geological and geophysical consulting services organization. In addition to our seismic reservoir characterization services supporting our Jason and Hampson-Russell technologies, GeoConsulting offers our unique line of Robertson geoscience consulting services and multi-client products, including a full range of geological, petroleum engineering and economic disciplines. It also contains NPA Satellite Mapping and the global training services relating to GeoConsulting.

We expect to extend cross-divisional strengths within our organization and to leverage our relationships with external partners. We signed a technology alliance with Halliburton to develop next-generation geoscience workflows and we set up a joint venture with Wood Mackenzie to provide a value modelling tool for undiscovered reserves, both in 2015.

We also intend to set up additional targeted partnerships through joint ventures in order to address specific market segments or to gain privileged access to high-potential local geographical markets. We established a joint venture with Petrovietnam Technical Services Corporation (PTSC) for the Vietnamese offshore market in March 2012 (announced in December 2010). In early 2013, we created Seabed Geosolutions BV (a joint venture owned 60% by Fugro and 40% by CGG), a world-leader in the shallow water and ocean bottom systems market. Also at the end of 2013, we agreed with TAQA to combine all Middle East land activities under a single joint venture, Argas, which is 51% owned by TAQA.

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

CGG’s BroadSeis solution delivers the most detailed high-resolution subsurface images with the best low frequencies from a combination of advanced equipment, proprietary variable-depth streamer profiles and innovative deghosting and imaging technology. As a consequence of the unique, streamer configuration, BroadSeis is able to deliver the deepest tow in the industry, up to 50 meters. Combining this with the exceptional low-noise characteristics of Sentinel solid streamers delivers the lowest frequencies with the best signal to noise ratio available. BroadSource, our synchronized multi-level broadband source complements BroadSeis by removing the source ghost notch and extending the high frequencies so that over 6 octaves of data (2.5-200Hz) are recorded. The ultra-low frequencies provide better penetration through complex overburdens, improved signal-to-noise ratios for deeper targets and more quantitative seismic inversion. The enhanced layer differentiation, with improved texture and character, make interpretation more straightforward. BroadSeis is operationally robust and fully compatible with streamer steering, wide-azimuth geometries and 4D monitoring. The notch diversity can be tuned to maximize bandwidth at target depths and reservoir levels.

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

Develop well-positioned data libraries

We will continue to develop large multi-client libraries in key basins throughout the world where the industry focuses its exploration budgets. We intend to take advantage of our recent vintage, well-positioned seismic data libraries and will capitalize on our strong experience in wide-azimuth and full azimuth technologies. For instance in the Gulf of Mexico, we launched in 2012 our first StagSeis multi-client survey, our new marine acquisition solution that provides full wide-azimuth coverage and unrivalled long offsets, designed to illuminate complex subsalt geologies. We extended this program in 2013 and have completed the acquisition of the third and final StagSeis survey in 2014. Similarly, we will continue to further expand the footprint of our multi-client library with the introduction of our new BroadSeis acquisition technology as we did in 2012 in Brazil and in the North Sea.

Onshore, our land library offers additional potential in North America, particularly in the shale gas plays where we completed a significant onshore program in the Marcellus basin in 2013. We plan to use this existing multi-client onshore footprint to build dedicated commercial offers aimed at improving the productivity of shale market players.

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

Following our acquisition of Fugro Geoscience Division, we are now organized in three segments, including the GGR segment, which is fully dedicated to the development of reservoir software, services and applications. Through GeoSoftware, we intend to further improve our products and services, provide our customers with a better understanding of their reservoirs and deliver unsurpassed expertise to optimize our customers’ decision-making. Through GeoConsulting, we intend to further enhance our geological and geophysical multi-client products and reports and expand our high-end consulting services across the exploration and production value chain.

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

During the second part of 2014, after Saudi Arabia decided to maintain its market share and let supply and demand set the market price, oil prices fell sharply and quickly. In the space of six months, the Brent oil price fell by 59% from US$115 per barrel to US$47 per barrel. This severe reduction had a large impact on the 2015 budgets that oil and gas companies were in the process of preparing, and consequently exploration and production spending for 2015 decreased by 23%, with a similar trend for seismic. For 2016, the fall in crude oil prices in the second half of 2015 has led to the oil companies predicting a further drop of 15 to 20% in Exploration & Production investments. This would be the first time since 1986-87 that these investments would experience two years of consecutive reduction, and the oil companies think that the price per barrel would need to return to between US$60 and US$70 per barrel to see such investments increase again.

Longer term, we believe that the outlook for a fully integrated geoscience company is fundamentally positive for a number of reasons:

•

First, oil and gas companies (including both international and national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, has resulted in a growth in demand for hydrocarbons that is expected to continue in the long term despite being slowed down in the short term. In response to this future growth, we expect oil and gas companies to restart their exploration and production investments in the future in order to improve existing reservoirs and regularly replace reserves.

•

Client demand is changing as clients use geophysical data in new ways. The geological and geophysical challenges they face require new geoscience solutions. From the very early exploration phase to the optimization of existing reservoirs, and throughout the entire development and production cycle, the demand for improved understanding of complex subsurface structure is increasing. This requires higher technology content, higher resolution, better illumination, and overall better imaging. In such a market environment, the CGG Group, with its assets, expertise, people and track record, is now firmly established on the three solid technological pillars represented by its Equipment, Contractual Data Acquisition and GGR business segments. We benefit from the unique scope of our geoscience activities, the unrivalled expertise of our imaging teams, our modern worldwide fleet of recently built, high-capacity vessels, the cutting-edge leadership of Sercel on the Equipment market, and our strong commercial positions in key multi-client areas. We believe we are therefore well positioned to capitalize on our unique integrated portfolio and to meet our customers’ needs for innovative products and services and for global solutions, as achieved recently with BroadSeis and StagSeis and now with Sercel’s 508XT land acquisition system.

•

Each year, three to four million barrels of new oil per day have to be produced in order to offset the declining rates of the existing reserves. Gas and oil production from shale rocks, where seismic studies are used to enhance the yield, has developed remarkably well in North America, and may expand to other continents. We expect these fundamental trends to continue to drive increased demand for high-end seismic equipment and services in the medium-term. We believe that we are in a strong position to benefit from these long term trends.

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

Over the course of the last three years, we have completed various acquisitions and divestitures which are described under “Item 5: Operating and Financial Review and Prospects — Factors Affecting our Results of Operations — Acquisitions and Divestitures” included elsewhere in this annual report. Our historical and ongoing capital expenditures and sales of tangible assets are described under “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources” included elsewhere in the annual report.

Business overview

The following is an overview of the business activities of our Equipment, Contractual Data Acquisition and Geology, Geophysics and Reservoir (“GGR”) business segments. Our views regarding the state of the market in 2015 and the outlook for 2016 are “forward-looking statements,” based upon information available to us on the date of this annual report and are subject to risks and uncertainties that may change at any time.

Operating Revenues Data

Revenues by Activity

The following table sets forth our consolidated operating revenues by activity in millions of dollars, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2015	2014 (restated(1))	2013 (restated(1))
	MUS$	MUS$	MUS$
Marine Contractual Data Acquisition	439	778	1,249
Land and Multi-Physics Acquisition	177	279	440
Contractual Data Acquisition segment revenues	616	1,057	1,689
Multi-client Data	546	687	620
Subsurface Imaging and Reservoir	562	697	676
Geology, Geophysics & Reservoir segment revenues	1,108	1,384	1,296
Equipment segment revenues	437	802	1,045
Eliminated revenues and others	(60)	(148)	(264)
Total operating revenues	2,101	3,095	3,766

Note:
(1)	Restated to reflect the new financial reporting as disclosed in note 19 to our consolidated financial statements.

Revenues by Region (by location of customers)

The following table sets forth our consolidated operating revenues by region in millions of dollars, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2015		2014		2013
	MUS$	%	MUS$	%	MUS$	%
North America	528	25%	782	25%	872	23%
Central and South Americas	233	11%	366	12%	310	8%
Europe, Africa and Middle East	876	42%	1,298	42%	1,666	45%
Asia Pacific	464	22%	649	21%	918	24%
Total operating revenues	2,101	100%	3,095	100%	3,766	100%

The Group’s clients can be broadly categorized as national oil companies, international oil companies (the “Majors”) and independent companies. In 2015, our top two clients represented respectively 5.0% and 4.9% of consolidated revenues, respectively.

Figures relating to the geophysical market and to the competitive positioning of the Group’s Equipment, Contractual Data Acquisition and GGR segments or the activities of these segments provided in this section have been derived from internal Group data.

Contractual Data Acquisition

Our Contractual Data Acquisition activity encompasses our geophysical acquisition services offering, including land, marine, airborne and seabed, being operated either directly or through joint ventures. Our worldwide crews operate in all environments. In land and marine environments, they use the latest geophysical equipment manufactured by Sercel.

Total revenues of the “Contractual Data Acquisition” segment amounted to US$616 million in 2015, down 42% compared to 2014.

Marine Data Acquisition Business Line

Overview

Thanks to the fleet described below, CGG provides complete range of marine seismic 2D and 3D services, focusing on the Gulf of Mexico, the North Sea, West Africa and Brazil, as well as the Asia Pacific region. CGG also delivers marine seismic contract data acquisition in “frontier” areas.

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

The commercial business model of Marine Contractual Data Acquisition consists of working on an exclusive contractual basis with the client. The contract generally stipulates that we shall be paid according to a fixed rate, such as a daily fee or a fee per square kilometer acquired. The contract may protect us against operational elements beyond our control, such as bad weather or interference from other activities carried out in the oil field. The client owns the acquired data and pays us on the agreed basis. Our operating income from this activity is the difference between the cost to us and the final price of the survey.

Group’s fleet of seismic vessels

On December 31, 2015, our operated fleet consisted of eight 3D high capacity vessels (12 or more streamers), one source vessels and one 3D/2D vessel of lower capacity, down from 16 vessels at the end of 2014 as a result of our fleet reduction plan.

Each of the Oceanic Sirius, Oceanic Vega, Geo Caspian, Oceanic Endeavour, CGG Alizé, Oceanic Champion, Viking Vision and Geo Celtic, can deploy 12 or more streamers simultaneously.

All 3D high capacity vessels are equipped with Sentinel solid streamers, which provide several advantages over other industry streamers, such as acquiring surveys in tougher sea conditions, improving the frequency content and improving signal-to-noise ratio of the recorded data, and minimizing environmental impacts. All our vessels can deploy BroadSeis, our broadband marine solution, which combines industry-leading equipment, unique variable depth streamer acquisition techniques and proprietary deghosting and imaging technology. At the end of 2015, 100% of our fleet was also capable of deploying BroadSource, which, combined with BroadSeis provides the ultimate in broad-bandwidth, ghost-free seismic data, achieving a bandwidth of 2-200 Hz. QuietSea, the most advanced passive acoustic monitoring (PAM) system designed to detect the presence of marine mammals during seismic operations, which enables superior performance in minimizing environmental impact, also equips two vessels.

In order to refocus on an optimal 3D fleet and adapt to extremely difficult market conditions, several fleet reduction measures were taken during the year 2015, in line with the downsizing plan launched in 2014:

•	The Symphony was sold on February 12, 2015 to be scrapped.

•	The Princess was sold on March 5, 2015, to be operated by the purchaser in another industry.

•	The Vantage and Viking II were returned to their owners, respectively on February 28, 2015 and May 31, 2015.

•	The Viking I was returned to her owner on November 16, 2015.

•	The Oceanic Phoenix halted operations since March 2015 and will be returned to her owner at the end of her current charter period (2019).

•

The Viking Vanquish was used as a source vessel throughout the year and ceased to be operated at the end of November 2015. She will be returned to her owner at the end of her current charter period (2020).

•	The Geowave Voyager and the Pacific Finder were used as source vessels throughout the year.

In addition, a new downsizing plan was decided upon, with the following effects:

•	The Geo Caribbean, the Geo Coral and the Oceanic Challenger halted operations respectively in September 2015 for the Geo Caribbean and the Oceanic Challenger, and in November 2015 for the Geo Coral.

•	The CGG Alizé, Geo Celtic and Viking Vision halted operations in early 2016 after completion of their acquisition programs.

Maritime management of the operated fleet

On December 31, 2015, in the current state of the downsizing plan, our operated seismic fleet was managed mostly by our two joint venture ship managers: CGG Eidesvik Ship Management AS (60%) and GeofieLD Ship Management Services SAS (20%), in addition to Volstad and Swire Pacific Offshore, each managing one vessel (10%)

Bourbon Offshore operates six support and chase vessels (ancillary services including refueling, food and equipment delivery, crew change, storage, assistance and support during in-sea maintenance operations, protection of streamers from interactions with third party vessels and fishing devices), designed specifically for CGG, deployed progressively within the fleet between 2013 and 2014 and chartered individually for a minimum period of five years.

Ownership status of the operated fleet

At December 31, 2015, we owned the Oceanic Challenger, Geowave Voyager, Geo Coral, Geo Caribbean, Geo Celtic, CGG Alizé, co-owned two ships (Oceanic Sirius and Oceanic Vega) at 49% and operated the rest of our fleet under charter agreements.

The following table provides certain information concerning the seismic vessels operated by us or cold stacked as of December 31, 2015.

Vessel name	Year built	Year upgraded	Year joined fleet	Time charter / Bareboat expiry	Extension options	2D/3D	Maximum no. of streamers(1)	Vessel length (m)
Operated vessels in 2015
Oceanic Champion	1994	2012	2009	June 2020	n.a.	3D	14	107
Oceanic Endeavour	2007	2011	2009	April 2018	2 × 5 years	3D	16	92
Oceanic Vega	2010	n.a.	2010	July 2022	4 × 5 years	3D	20	106
Oceanic Sirius	2011	n.a.	2011	October 2023	4 × 5 years	3D	20	106
Geo Caspian(2)	2010	n.a.	2013	February 2017	4 x 2 years	3D	16	108

Vessels operated in 2015, cold stack planned in 2016
Pacific Finder(2)	2011	n.a.	2011	March 2019	1 × 8 years	3D/2D	4	68
CGG Alizé	1999	n.a.	1999	Owned	n.a.	3D	16	101
Geo Celtic	2007	n.a.	2013	Owned	n.a.	3D	12	101
Viking Vision	1993	2007	2007	July 2017	2 × 5 years	3D	14	105
Geowave Voyager	2005	2009	2009	Owned	n.a.	3D	12	83

Cold stacked vessels in 2015
Oceanic Phoenix	2000	2011	2009	March 2019	10 × 1 year	3D	14	101
Geo Caribbean	2008	n.a.	2013	Owned	n.a.	3D	14	101
Oceanic Challenger	2000	2005	2005	Owned	n.a.	3D	12	91
Geo Coral	2010	n.a.	2013	Owned	n.a.	3D	16	108
Viking Vanquish(2)	1999	2007	2007	November 2020	n.a.	3D	12	93

(1)	Tow points.
(2)	Includes a purchase option.

Out of the ten vessels operated by the Group as of December 31, 2015, four were completing their last commercial agreements before being cold-stacked.

The Pacific Finder and Geo Caspian are the only vessels under time charter. The other vessels are either fully owned or hired under bareboat charter. Among those under bareboat charter, the Oceanic Sirius and the Oceanic Vega are co-owned within Oceanic Seismic Vessels AS and Eidesvik Seismic Vessels AS respectively.

Competition and market

Five companies (CGG, PGS, WesternGeco, Polarcus and Dolphin) comprised 80% of the 3D marine market at the end of 2015; one of them, Dolphin ceased operating as of December 14, 2015 by declaring bankruptcy.

The contraction in demand in the marine seismic acquisition market recorded in 2014 deepened further in 2015 as a result of the negative developments in oil prices and budget constraints of oil and gas companies. This resulted in a supply and demand imbalance despite the commitment by most of the players to stack, temporarily or permanently, and derig seismic vessels. As a consequence, the year 2015 witnessed a lower activity rate of seismic fleets in general and a strong price decrease.

Total revenues of the Marine Contractual Data Acquisition business line amounted to US$439 million in 2015, representing 71% of the total production of the “Contractual Data Acquisition” segment. Total revenues decreased by 44% compared to 2014.

66% of our 3D fleet’s utilization was dedicated to exclusive marine acquisition contracts. 34% was dedicated to acquiring multi-client surveys.

2016 outlook

In 2015, CGG continued and accelerated the pace of our fleet downsizing plan to adjust to the soft market conditions. We retained our most high-end and recent vessels, and leveraged our broadband offer and geographical positioning to reduce the impact of depressed market prices. An adaptation plan involving cost saving initiatives at all levels of the organization allowed a significant reduction of our operational fixed costs and industrial investments.

The roadmap of our Marine Acquisition business focuses on the resizing of our fleet as necessary to adjust to market conditions, while remaining a worldwide player in the high-technology market segment. Therefore, the adaptation plan will be continued in 2016, leading to further reduction in the operated fleet, in operational fixed costs and industrial investments, with a focus on the following priorities:

•	Reducing our fleet to five 3D high capacity vessels beginning of 2016;

•	Assigning two thirds of our restructured fleet to our own multi-client operations;

•	Implementing an additional cost and personnel reduction plan.

Land Data Acquisition and Multi-Physics Business Lines

Overview

Land Data Acquisition is principally focused on the acquisition and onsite processing of seismic data acquired on land areas. We are one of the main land seismic acquisition contractors operating worldwide, especially in desert areas, and particularly in areas requiring specific technologies, Health, Safety and Environment (“HSE”) excellence, highly qualified personnel and operational expertise. Our operations in high-resolution crews market in North Africa and the Middle East are good examples of our positioning. We now intend to reinforce on technological differentiation.

Multi-Physics acquisition is principally focused on the acquisition, processing and interpretation of airborne geophysical data on land or offshore, all over the world, and on providing marine gravity and magnetic acquisition services onboard seismic vessels or independently, as well as the processing and interpretation of such data. We are the largest airborne acquisition contractor, operating worldwide and offering a diverse portfolio of airborne geophysical technologies, with particular emphasis and expertise in electromagnetics and gravity. In 2015, our activities were conducted out of operational centers located in Canada, Brazil, South Africa and Australia, and are based on a foundation of HSE excellence.

Multi-Physics surveys are performed through exclusive contract activity or non-exclusive multi-client activity.

In 2015, we operated an average of three active land crews performing 3D and 2D seismic surveys (all dedicated to exclusive contract surveys). Our Multi-Physics business line operated a fleet of 25 airplanes. This number was reduced to 21 over the course of the year as some non-core aircrafts were sold.

Activity description

Land Data Acquisition

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

Land seismic crews are equipped with advanced equipment and software used for each step of the acquisition process, including Sercel 428XL and 508XT seismic data recorders, Sercel Nomad 65 and Nomad 90 vibrators, Sercel VE464 vibrator electronic control system used to synchronize and verify the emission of acoustical waves by vibrators, DSU3 Sercel digital 3 components sensors, and Sercel Unite onshore wireless acquisition systems. We also deploy patented high-end vibroseis technologies such as HPVA and V1 which seek to increase significantly the productivity of a crew, or EmphaSeis and our latest technological development CleanSweep which seeks to enhance the resolution of the data through broadening and cleaning the frequency content of the signal emitted. By combining specific acquisition geometries and processing technologies as well as on-site processing software for acquired data, we have a unique capability to offer fully integrated solutions, improving both data quality and turn-around time, thus accelerating the exploration cycle. We believe that UltraSeis, our high-density, point-source, point-receiver, wide-azimuth “super crew” program, coupled with our processing capabilities, provides the best resolution of the subsurface imaging with exceptional spatial and temporal bandwidth at the reservoir.

Operations in the Middle East are conducted in partnership with the Saudi company TAQA through the Argas joint venture.

Seabed acquisitions are operated through Seabed Geosolutions BV, a joint venture owned 60% by Fugro and 40% by us.

Multi-Physics

Multi-Physics Acquisition encompasses 2 segments of activity and provides services worldwide:

•

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

•

We also provide in-house acquisition and data processing of marine gravity and bathymetry in conjunction with seismic surveys or on a stand-alone basis. This segment of activity, previously integrated with our Marine Acquisition business line, was combined with our Airborne activities in 2015 to create the Multi-Physics business line.

We also offer advanced geophysical data processing, interpretation and consulting services in order to provide fully integrated services for our natural resource sector clients.

These services are offered on a global basis. Local knowledge, regulatory understanding, and proximity to the data collection sites are important factors in efficient aircraft operations, so the business line has operational units and complete aviation management facilities in Canada and Australia, with data collection supported locally by operational resources in Brazil, South Africa and other countries where CGG built a solid local expertise during the past years. In 2015, an organization optimization plan was implemented, and our activities have been reorganized with management responsibility and the majority of operational resources located in Toronto and Perth.

In order to ensure our clients are able to extract maximum value from the geophysical measurements, the Multi-Physics business line provides advanced data processing and interpretation services routinely as part of the contracted activities.

In Multi-Physics Acquisition, we operate under two business models:

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

•

The second business model consists of operating under a multi-client model, with multiple clients prefunding the acquisition. In this case, the surveying and recording activities are performed by the Acquisition business line as an internal service for the Multi-Client & New Ventures business line, which among other things develops and sells a library of geophysical surveys. We remain the owner of the data thus acquired. This activity is fully integrated into our GGR segment. See “— Geology, Geophysics & Reservoir (“GGR”)”.

Competition and market

The land acquisition market is fragmented and extremely competitive with the presence of both international and local players. In addition to CGG, the other significant service providers in the land seismic market worldwide are BGP, Sinopec, Geokinetics (in which we hold a 16% shareholding interest), WesternGeco, Global Geophysical Services, Argas (our joint venture with TAQA in the Middle East), Seabed Geosolutions BV (our joint venture with Fugro) and Fairfield. We have chosen a selective position in the high end of the market, and, when the conditions are appropriate, in partnerships with local players.

In this market, we believe that technology, quality of the crews, services provided and prices are the main differentiators, while the relationship with local suppliers and the expertise of personnel in complex areas are additional advantages. Our offerings are based on a technology and geographical focus with high-end activities often operated through local partnerships. We have developed a unique expertise in the Middle-Eastern and North African deserts. In a context of degraded oil prices, those regions still hold the best potential for growth, driven by the demand for high-end seismic and high-channel count crews.

The airborne acquisition market is fragmented and extremely competitive with the presence of a handful of international players, one of which, ARKeX, entered administration as of September 23, 2015 and has ceased operating entirely, as well as many smaller and regionally focused competitors. In general, primarily due to technical specialization, most competitors have their primary focus and activity in either the mining, oil and gas, or government sectors, but not in all. CGG is the only market player with a strong position in all major market sectors and geographic regions. The diversified market sector and geographic region presence lessens the impact of the historically significant fluctuations in airborne market activity by sector and region. In 2015, the introduction to the market of Falcon Plus, an advancement to our successful Falcon Gravity Gradiometry system providing the best available signal to noise ratio, strengthened our position in this high technology segment.

In the mining and oil and gas sectors, technology, service capability and prices are the main differentiators. For governmental sector work, price and capacity are the main differentiators on projects which are typically large in size and require commoditized technologies.

In 2015, Land activities may be described by the following main elements:

•	In North Africa, delays related in the renewal of permits to our clients in Tunisia reduced market opportunities; on the positive side, Algeria and Egypt showed a steady flow of activity;

•	In the Middle East, the targeted high-channel count crews suffered further delays in UAE and Oman, whereas Saudi Aramco maintained a strong level of activity in Saudi Arabia;

•	In sub-Saharan Africa, CGG entered Angola with a 2D acquisition which will expand to a 3D program in 2016; and

•	Our niche strategy in Papua New Guinea provided us continuous activity during the first three quarters of the year.

Activities for Multi-Physics in the mining sector remained at low levels in 2015, due to low levels of overall expenditure on exploration by both smaller mining companies, which are struggling with an inability to raise capital, and major mining companies, which are maintaining low levels of capital investments and limiting their exploration activities. The oil and gas sector provided a moderate level of airborne activity on a regional basis, with frontier exploration plays in South America and the Australasia region providing the most significant opportunities. Governmental sector activities for airborne were significant in South America and to a lesser extent in Angola, with low levels elsewhere. CGG entered the market in Kazakhstan, through a partnership agreement with the local company AirControl and through the sale of a fully equipped aircraft. The recognized quality of services provided in the field of acquisition and data processing of marine gravity and bathymetry allowed CGG to preserve a good level of activity, including as part of marine acquisition for some CGG competitors. The restructuring plan, initiated in 2014 and finalized in 2015, adjusted our cost base for the weak market conditions and improved our efficiencies based on a reorganization of our airborne operations management in the Toronto and Perth offices for Western and Eastern hemisphere operations respectively and with our global marine Multi-Physics operations management in Houston.

Total Land Data Acquisition and Multi-Physics production (both contract and multi-client surveys) accounted for US$177 million in 2015, representing 29% of “Contractual Data Acquisition” operating revenues.

2016 outlook

Our land acquisition services occupy a good position geographically (North and sub-Saharan Africa and niche markets in South East Asia) and technologically (high-end market) for the development of strong local partnerships. Our strategy in land acquisition remains focused on differentiation and operational excellence rather than market share, avoiding as much as possible commoditized markets. We intend to further reinforce this focus on differentiation and partnerships in 2016.

In line with our 2015 approach, our strategy for the Land Data Acquisition business line is therefore to:

•	Maintain and strengthen our direct presence in certain geographic market niches and core markets where we have a competitive advantage;

•	Serve the increasing demand for high-resolution land seismic acquisition and high-end technology specifically in the Middle East, through expanded use of UltraSeis broadband solutions;

•

Reproduce the partnership approach, especially in high-end markets where technology and expertise, combined with the footprint of strong local partners, is seen as a promising strategy, such as in the Middle East with TAQA; and

•	In close partnership with our clients, continue to introduce new technologies that allow innovative and efficient high resolution acquisition and that leverage our full geoscience portfolio.

In Multi-Physics acquisition, we are geographically and technologically well placed, and benefit from our strong presence in the mining, oil and gas and government sectors, positioned to take advantage of any regional opportunities that may arise. Mining sector activity levels are expected to remain relatively low and projects will be subject to price pressure when technological capabilities do not provide sufficient differentiation. We believe that our diverse portfolio of electromagnetic measurement systems on fixed-wing and helicopter platforms will allow for differentiation opportunities in some exploration plays.

Airborne activities in the oil and gas sector are expected to be primarily focused on areas of frontier exploration. Our ability to offer both low and high resolution gravity measurement system technologies will allow us to present a range of options on projects, allowing clients to determine the most cost effective technique appropriate for the geological model in their exploration play.

For Multi-Physics activity, specific areas of focus in 2016 will be to:

•	Continue our program of aircraft fleet rationalization, with the goal of reducing aircraft types in order to maximize efficiency and maintain consistent global standards;

•

Expand the deployment and commercial footprint of the Falcon Plus system, to benefit from a favorable context of reduced competition in the high resolution gradiometry segment, as a consequence of the ARKeX bankruptcy;

•

Grow oil and gas sector revenue by leveraging the market presence of other business lines, developing multi-client projects using our airborne gravity technologies in promising frontier basins, and providing interpretation services to ensure the geological utility of the results;

•	Exploit differentiation opportunities offered by fixed-wing and helicopter electromagnetic measurement systems in the mining sector; and

•	Develop and maximize opportunities for the integration of multi-physics measurements with seismic techniques in advancing exploration understanding.

Geology, Geophysics & Reservoir (“GGR”)

Overview

With its worldwide footprint, our GGR segment engages in many activities assisting our clients in identifying their exploration targets and characterizing their reservoirs. Among these are: developing and licensing multi-client seismic surveys; processing seismic data; selling seismic data processing and reservoir characterization software (under the geovation, Hampson-Russell, Jason, Insight Earth and Velpro brands); providing geoscience and petroleum engineering consulting services; collecting, developing and licensing geological data (through Robertson) and providing data management services and software to its clients. With its extended scope of competencies, our GGR activities play a key role in identifying and developing integrated services that we can offer to our clients as a full geoscience company.

On January 31, 2013, we acquired the Geoscience Division of Fugro, adding the Robertson, Jason and Data Management Services business lines to the GGR activity.

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

During 2013, the CGG integrated these businesses into its offering, bringing them under CGG’s systems of control and promoting them under the CGG brand. During the fourth quarter of 2013, CGG reorganized its GGR activities in order to maximize efficiency and realize synergies offered by the new businesses, culminating in a new internal structure fully functioning on January 1, 2014. After the reorganization, the GGR segment is composed of two businesses, the Multi-Client and New Ventures business (“MCNV”) and the Subsurface Imaging and Reservoir business (“SIR”).

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

The costs of the multi-client surveys are capitalized on our balance sheet and then amortized. Until the end of 2015 amortization was, generally, at a rate of 80% of revenue, subject to a minimum five or seven year straight-line depreciation. Our depreciation method will be adjusted in 2016 due to the requirements of the amendment of IAS 38. Details of our multi-client accounting methods are fully described in note 1 to our consolidated financial statements included in this report.

MCNV operates in marine and land environments on a worldwide basis. It has significant investments in the Gulf of Mexico, offshore Brazil, the North Sea and onshore United States. Maps and details of all surveys in our data library are available on our website. At the end of 2015, the library of 3D seismic surveys consisted of approximately 802,808 square kilometers of marine surveys, mainly in the Gulf of Mexico and Brazil, and 73,113 square kilometers of land data, all in the United States and focused on shale plays. During the fourth quarter of 2015, MCNV sold its Canadian land data and exited that national market.

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

SIR conducts its seismic imaging operations out of seven large international centers located in Houston (USA), Crawley (England), Massy (France), Singapore, Rio (Brazil), Oslo (Norway) and Calgary (Canada) and from 17 regional and local centers open to all clients. In addition to this open network, SIR operates 11 centers each dedicated to serving a specific client. This geographic spread of centers allows for a great amount of personal collaboration with our clients as we jointly seek to produce the best subsurface images.

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

SIR also sells seismic data processing software, under the geovation brand and sells software for reservoir characterization, interpretation, and modeling under the Hampson-Russell, Jason, Insight Earth and Velpro brands, allowing clients to produce these reservoir studies.

In addition to geophysical data, SIR, under the Robertson brand, develops and maintains large libraries of various types of geological data covering most geographic areas of interest to petroleum and mining companies. SIR licenses this data to clients, who generally use it in the early stages of their exploration efforts, often as a precursor to seismic exploration. SIR geologists and other geo-professionals also engage in many types of proprietary studies for clients.

Finally, SIR is engaged in the business of providing data storage and retrieval solutions to oil companies and government agencies involved in the storage of oil related data. The explosion in volume of data of all types in recent years makes this activity an interesting area for future growth.

SIR does not seek to offer products and services covering all potential markets but seeks to operate in those geographic and technical areas where its advanced offerings can deliver significant value to customers. Generally SIR is regarded as the technical leader in markets where it participates.

Competition and market

In the multi-client data arena, main competition comes from Schlumberger (WesternGeco), PGS and TGS. Competition in the multi-client business is focused on location and availability of surveys, technology used in acquisition and processing, and to a lesser degree price.

Particularly noteworthy surveys, with acquisition and processing completed in 2015, are the large “IBALT”, surveys designed to image difficult subsalt targets in the Central Lease Area of the Gulf of Mexico. With IBALT, MCNV has utilized StagSeis, where full azimuth, long offset, broadband acquisition and high end processing have been combined to create a survey with unparalleled imaging quality. The surveys cover approximately 20,000 square kilometers containing hundreds of blocks to be auctioned in the next four years.

In November 2015, MCNV began reprocessing a massive dataset, over 38,000 square kilometers, from the Perdido fold belt area in both the U.S. and Mexican Gulf of Mexico. The survey, named Encontrado, has significant pre-funding. The survey will be the largest ever reprocessed by CGG.

In 2015, MCNV also developed marine surveys in Brazil, Scandinavia, Africa, Australia and Asia as well as land surveys in North America.

The SIR sector is led by CGG and WesternGeco. This market is characterized by greater client loyalty than the data acquisition sector. Competition in the high end of seismic imaging, where the GGR activities focus their business, is almost exclusively based on technology and service level, areas where we have an outstanding reputation.

Processing capacity has multiplied in recent years as a result of improvements in computing technology. This increase in computing power has allowed improved processing quality through the use of more complex and accurate algorithms.

CGG occupies a strong position in the relatively narrow market of seismic reservoir characterization software (Hampson-Russell, Jason and Insight Earth). The overall seismic and geological interpretation software market is dominated by Schlumberger and Halliburton through its Landmark subsidiary. Likewise, CGG has no major, global, competitor for its geological database business. In addition, CGG’s reservoir consulting business competes head to head with many local players.

GGR revenues in 2015 amounted to US$1,108 million, a decrease of 20% compared to 2014. GGR revenues represented 53% of the consolidated revenues in 2015. MCNV generated US$546 million of this revenue (a 21% decrease compared to 2014) and SIR generated US$562 million (a 19% decrease compared to 2014).

MCNV invested US$285 million in seismic data libraries in 2015, with a cash prefunding rate of 102%. After sales revenue, revenue from completed surveys, was US$256 million in 2015. The net book value of the seismic multi-client library was US$967 million at the end of the year.

2016 outlook

Lower exploration and production spending have driven GGR revenue down by 20% in 2015 as compared to 2014 and we are expecting a low commodity price environment throughout 2016. As in 2015, we see continued demand for our advanced products and services in complex geological areas such as the deepwater Gulf of Mexico, offshore Brazil and offshore Africa which tend to be those areas where development cycles are long and somewhat sheltered from short term price considerations.

In particular, we believe demand for our high end processing will continue at a sustained level. Exploration efforts in difficult areas rely heavily on the best possible seismic images for their success. Our research and development efforts in SIR will remain high in order to increase SIR’s competitive advantage, and this should also result in better multi-client data and enable advances in marine and land acquisition.

We also see good resilience in demand for our software and consulting services. We believe that these products and services are inexpensive compared to the value they provide, especially when compared to overall exploration budgets, and so might be somewhat shielded from budget cutting by clients. We are committed to our strategy of expanding our consulting service scope geographically as well as adding to the number of services offered.

Overall, our strategy for the GGR activities in 2016 is largely unchanged from that of 2015. We will strive to:

•	Maintain our 2015 level of investment in new MCNV surveys, at an acceptable level of pre-funding;

•	Continue to invest in research and development and people to maintain our lead in high end imaging and advance our software offering;

•	Expand our reservoir and geological operations through organic and external means; and

•	Gain more value from integrated offerings.

Equipment business line

Overview

We conduct our equipment development and production operations through Sercel and its subsidiaries. Sercel is the market leader in the development and production of seismic equipment in the land and marine seismic markets. Sercel makes most of its sales to purchasers other than CGG. As of December 31, 2015, Sercel operated seven seismic equipment manufacturing facilities, located in Nantes and Saint Gaudens in France, Houston and Tulsa in the United States of America, Alfreton in England, Krimpen aan de Lek in The Netherlands and Singapore. In China, Sercel operates through Hebei Sercel-JunFeng Geophysical Prospecting Equipment Co. Ltd. (“Sercel-JunFeng”), based in Hebei, in which Sercel has a 51% equity stake. In addition, four sites in Toulouse, Les Ulis, Toulon and Brest (France) are dedicated to borehole tools (for the first two sites), marine sources and submarine acoustic instrumentation, respectively.

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

With respect to land acquisition equipment, the 428XL was launched in November 2005. This 400 product series, including the previous generation 408UL system, represents the market standard. The 428XL continues the characteristics that made the 408 a success, such as an evolutive architecture and the option of mixing different communication media (cable, radio, micro-wave, laser and fiber-optic) to form a true network allowing the user to define data routing and hence avoid obstacles in the field. In addition, the 428XL offers enhanced possibilities in multi-component and in high density, methods which are increasingly required to obtain a high resolution image.

In the fall of 2013, Sercel launched its new 508XT system, which introduces a new paradigm in land seismic acquisition by offering high count channels crews the ability to record up to one million channels in real time, resulting in a new level of image resolution. First deliveries for this new system occurred during 2014. The first megacrews using the 508XT began operations during 2015.

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

Sercel is also a market leader for vibroseismic vehicles used as seismic source in land and for vibrator electronic systems VE 464. Sercel’s latest vibrator family, called Nomad, offers high reliability and unique ergonomic features. Nomad is available with either normal tires or a tracked drive system. The track drive system allows Nomad vibrators to operate in terrain not accessible to vehicles with tires. In sand dunes or arctic conditions, this can improve crew productivity. The Nomad was designed to optimize reliability and maintenance in order to allow an intensive use on the field. The thousandth Nomad 65 was delivered during 2014. Sercel also offers the Nomad 90 which is capable of exerting a peak force of 90,000 pounds and is believed to represent the heaviest vibrator on the market. In June 2015, a new version of this vibrator was launched, the Nomad 90 Neo, with new functionalities that improve productivity and reliability. In June 2014, Sercel also launched the Nomad 15, a small and highly maneuverable version of a vibrator.

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

In the down-hole domain, Sercel offers its latest generation VSP tool, MaxiWave, which has received positive reviews from clients. The Geowave II that has just been launched is the first digital multilevel borehole tool specifically designed for high temperature, high pressure wells. Sercel built on its diversification into the well environment and more specifically the artificial lift in acquiring Geophysical Research Corporation in January 2012.

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

In June 2013, Sercel introduced the Sentinel MS, a Sentinel with multi-sensors together with two additional acceleration components, providing directive measurement for both cross line and vertical wave front. This streamer technology delivers multi-sensors data sets for enhanced broadband imaging.

The marine range of products has been further improved with the SeaProNav, a navigation software allowing the real-time positioning of streamers, and the Nautilus, a totally integrated system for positioning seismic streamers.

The SeaRay is an ocean bottom cable offered under several configurations for depth of 100 to 500 meters. This cable is based on the 428 family acquisition systems technology and allows multi-components recording owing to its DSU 3 components. In October 2015, Sercel launched the GeoTag product, an acoustic solution for seabed seismic acquisition.

Throughout its recent history, Sercel has significantly expanded its product range and increased its market share in the seismic equipment industry, by combining its strong organic growth with a dynamic strategy of external growth, and a focus on the acquisition of complementary businesses or gaps in technology. On the momentum of the Syntron acquisition in December 1999 and the Mark Products acquisition in 2000, Sercel acquired Sodera SA, a leading provider of air gun sources used mainly in marine seismic data acquisition in October 2003. In 2004 it acquired a division of Thales Underwater Systems Pty Ltd. that develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. In 2004, it also acquired Orca Instrumentation, which is specialized in sub marine acoustics, and Createch in the borehole tools domain. In September 2006, Sercel acquired Vibration Technology Ltd, a Scottish company specialized in wireless systems. In May, 2008, Sercel acquired Metrolog, specialized in down-hole gauges, and in December 2008, Sercel acquired Quest Geo Solutions, a UK company focusing on navigation software. In January 2012, Sercel acquired the assets of Geophysical Research Corporation, a company specialized in downhole sensors and gauges for the oil and gas industry. Following the Geoscience Acquisition, De Regt, a manufacturer of marine cables, also entered Sercel’s perimeter. In October 2014, Sercel sold Optoplan, its Norwegian subsidiary specialized in permanent seabed recording systems using fiber optic technology.

As a result of these acquisitions, Sercel is a market leader in the development and production of both marine and land geophysical equipment. It is a global provider for the seismic acquisition industry with a balanced industrial position in terms of both product range and geographical presence on the shores of the Atlantic and in Asia Pacific.

Competition and market

We estimate that the worldwide demand for geophysical equipment decreased by 45% in 2015 after a decrease of 29% in 2014. This decrease was due to a weakness of demand for land seismic equipment despite two high-channel count megacrews operating in the Middle East and to the collapse of the marine demand due to the reduction of the global seismic fleet. We estimate that Sercel’s market share remains above 50%.

Our principal competitors for the manufacture of marine seismic equipment are Ion Geophysical Inc. and WesternGeco, which now offers its streamers for sale to third parties. For land products, the main competitors are Inova (a joint venture between BGP and Ion Geophysical Inc), Geospace Technologies Corporation and WesternGeco. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market, as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customers’ support services.

The total production of the Equipment business line (Sercel), including internal and external revenues, amounted to US$437 million, a 46% decrease compared to 2014.

Sercel external revenue amounted to US$400 million, a decrease of 42% compared to 2014, and representing 19% of our consolidated revenue in 2015.

2016 outlook

Sercel plans to use continuous and intensive research and development efforts to expand its range of seismic acquisition equipment with advanced technology. Seismic equipment market estimates are deeply impacted by the weight of the high channel count crews (from US$50 million to US$150 million for a given crew depending upon the relevant client configuration). No deliveries of equipment for these mega-crews are anticipated for 2016. Apart from the impact of this lack of mega-crews delivery, we estimate that the land market should further decrease in 2016 in an environment of depressed exploration and production spending. The marine market should face a further decrease due to a reduction in capital investments from certain clients, in a context where coldstacking vessels leads to an excess of available streamers reducing demand for renewal. In this market environment, and notably considering its important product base, Sercel estimates that, for 2016, it should maintain its leading position in the seismic data equipment market by capitalizing on growth opportunities resulting from the strength of its current product base, the application of new technologies in all of its products as well as from its diversified geographical presence.

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

Organizational structure

CGG SA is the parent company of the CGG Group. Its principal subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization	Head office	% of interest
Sercel SA	France	Carquefou, France	100.0
CGG Services SA	France	Massy, France	100.0
CGG Holding B.V.	Netherlands	Amsterdam, the Netherlands	100.0
CGG Marine B.V.	Netherlands	Amsterdam, the Netherlands	100.0
CGG Geo Vessels AS.	Norway	Oslo, Norway	100.0
CGG Services (Norway) AS	Norway	Oslo, Norway	100.0
Sercel Inc.	United States	Oklahoma, USA	100.0
CGG Holding (U.S.) Inc.	United States	Delaware, USA	100.0
CGG Services (U.S.) Inc.	United States	Delaware, USA	100.0
CGG do Brasil Participaçoes Ltda.	Brazil	Rio de Janeiro, Brazil	100.0
CGG Services (UK) Ltd.	UK	Crawley, UK	100.0

Property, plant & equipment

The following table sets forth certain information relating to the principal properties of CGG Group as of December 31, 2015:

Location	Type of facilities	Size (sq.m.)	Owned/ Leased	Lease expiration date
France, Paris	Headquarters of CGG SA	1,655	Leased	2016

Geophysical Services (Contractual Data Acquisition and GGR Segments)
Angola, Luanda	Offices of CGG Explo Branch and Data processing center	565	Leased	2016
Australia, Perth	Registered office of CGG Services (Australia) Pty Ltd and Data processing center	2.200	Leased	2024
Australia, Jandokot Airport, Perth	Warehouse	6,276	Leased	2017
Brazil, Rio de Janeiro	Registered office of CGG Do Brazil Participacoes LTDA and Data processing center	1,522	Leased	2016
Brazil, Rio de Janeiro	Warehouse	470	Leased	2016
Canada, Calgary	Registered office of Hampson Russell Ltd Partnership and Data processing center	9,268	Leased	2016
China, Beijing	Office of CGG Services Technology (Beijing) Co, Ltd and Research and development center	1470	Leased	2018
England, Redhill	Administrative offices and Operations computer hub	1,884	Leased	2029
England, Crawley	Crompton Way Offices of CGG Services (UK) Ltd. and Data processing center	9,290	Leased	2028
England, Wallingford	Offices and warehouse of Robertson	1,323	Leased	2022
France, Massy	Registered office of CGG Services SA and Data processing center	17,850	Leased	2020
France, Massy	CGG University	1,488	Leased	2020
India, Mumbai	Registered office of CGG Services India Pvt Ltd and Data processing center	1,675	Leased	2018
Indonesia, Jakarta	Registered office of PT Veritas Mega Pratama and Data processing center	967	Leased	2016
Malaysia, Kuala Lumpur, Kuching	Registered office of CGG Services (Malaysia) Sdn Bhd and Data processing center	1.755	Leased	2024
Mexico, Villahermosa	Data processing center and offices	1,700	Leased	2016
Mexico, Mexico City	Registered office of CGGVeritas Services de Mexico SA de CV	570	Leased	2016
Netherlands, Amsterdam	Offices	487	Leased	2017
Netherlands, La Hague	Offices	3,160	Leased	2022
North Wales, Anglesey	Data management Solutions	4,362	Owned	N/A
North Wales, Lhanrhos	Offices and laboratories	78,785	Leased	2024
North Wales, Conwy	Offices/storage facility	2,829	Owned	N/A

Location	Type of facilities	Size (sq.m.)	Owned/ Leased	Lease expiration date
Norway, Oslo	Offices of CGG Services (Norway) AS, Wavefield Inseis AS, CGG Marine Resources Norge AS, Exploration Vessel Resources II AS, Exploration Investment Resources II AS, CGG Geo Vessels AS	5.200	Leased	2024
Russia, Moscow	Registered office of CGG Vostok and Data processing center	1,600	Leased	2018
Scotland, Aberdeenshire	Birchmoss offices	3,065	Leased	2016
Scotland, Aberdeenshire	Inverrurie offices	2,348	Leased	2016
Singapore	Registered office of CGG Services (Singapore) Pte. Ltd. and Data Processing Center	8,183	Leased	2019
Singapore	Logistic Marine Warehouse	6,550	Leased	2022
South Africa	Warehouse and offices	1,928	Leased	2016
Switzerland, Geneva	Registered office of CGG International	606	Leased	2017
Thailand, Bangkok,	Offices of CGG Services SA (branch)	567	Leased	2016
USA, Houston, Texas	Principal executive offices of CGG Services (U.S.) Inc. and data processing center	29,805	Leased	2024
USA, Schulenburg	Warehouse	28,230	Owned	N/A

Equipment Segment
Canada, Calgary	Offices and warehousing premises of Sercel	3,995	Leased	2018
China, Xu Shui	Manufacturing and research and development facilities	59,247	Owned	N/A
France, Carquefou	Sercel manufacturing and research and development facilities recording equipment (land and marine)	25,005	Owned	N/A
France, Saint-Gaudens	Sercel manufacturing and research and development facilities	23,051	Owned	N/A
USA, Houston, Texas, (ParkRow, Fallstone A)	Offices and manufacturing premises of Sercel	33,932	Owned	N/A
USA, Houston, Texas	Offices and manufacturing premises of Sercel	14,256	Owned	N/A

We also lease other offices worldwide to support our operations. We believe that our existing facilities are adequate to meet our current requirements.

Information concerning our seismic vessels is set out under “Business Overview — Contractual Data Acquisition — Marine Data Acquisition Business Line” above.

Environmental matters and safety

CGG has a structured approach to Health, Safety, Security and Environment (HSE), built on our HSE Operating Management System (HSE-OMS). The HSE-OMS is consistent with the Oil & Gas Producers (IOGP) guidelines for the Development and Application of Health, Safety and Environment management systems which has become a de facto industry standard. The HSE-OMS is implemented across our activities; it has a wide scope including the health, safety and security of our permanent employees, our seasonal employees and our sub-contractors working on our projects, as well as the environmental impact of all of our projects and facilities.

A dedicated HSE organization supports the operating divisions in all aspects of the management system, from risk identification and control through training and communication to emergency response in the event of an incident. This professional staff, which is widely distributed across our business, monitors the local regulatory environment in HSE and assists our line management in putting the necessary compliance measures in place.

Legal proceedings

From time to time we are involved in legal proceedings arising in the normal course of our business. We do not expect that any of these proceedings, either individually or in the aggregate, will result in a material adverse effect on our consolidated financial condition or results of operations.

Request for information from the Bureau of Industry and Security (BIS) of the United States Department of Commerce

Following an investigation by the BIS regarding some shipments to our vessels operating in or near Cuba that may not have complied fully with our internal policies and possibly violated applicable export controls and sanctions laws, a warning letter without any financial penalty was issued on September 10, 2015. On July 29, 2015, the U.S. Office of Foreign Assets Control (OFAC) issued a pre-penalty notice. On December 15, 2015, a settlement agreement was signed pursuant to which we paid a fine of US$614,250.

ONGC arbitration

On March 18, 2013, CGG Services SA, a fully owned subsidiary of CGG SA, initiated arbitration proceedings against ONGC, an Indian company, to recover certain unpaid amounts under three commercial contracts entered into by the two entities between 2008 and 2010. The proceedings are on-going. We believe that this arbitration proceeding will allow us to recover the receivables that are recorded on our balance sheet as unpaid receivables as of December 31, 2015.

Item 4A:	UNRESOLVED STAFF COMMENTS

None.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Group organization

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources as well as the costs of the Transformation Plan will be reported in a new segment. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Since September 30, 2015, we have organized our activities in four segments for financial reporting:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•

Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•

Non-Operated Resources. This newly created segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provision for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Group Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Operating Results

The following operating and financial review and prospects should be read in conjunction with our consolidated annual financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union at December 31, 2015.

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, including changes in exchange rates, particularly the value of the euro against the dollar, and changes in the market environment. See “Trend Information” and “Geophysical market environment” herein.

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

The exchange rates as of December 31, 2013, 2014 and 2015 were US$1.3791, US$1.2141 and US$1.0887 respectively, per euro, and the average exchange rates for the years 2013, 2014 and 2015 were US$1.3254, US$1.3328 and US$1.1138 respectively, per euro.

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

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. During the last several quarters, the exploration and production spending of our clients has continually decreased. During summer 2015, the situation in the seismic market further worsened in the light of a renewed bearish forward view on the price of oil. Even though we believe the fundamental outlook for a fully integrated geoscience company is positive, we anticipate that the period to come will be difficult for exploration services, with huge pressure on prices and fairly unpredictable volume in the coming months.

(See “Item 4: Information on the Company — Industry Conditions” for a discussion of developments in the geophysical industry).

Acquisitions and divestitures

Acquisitions and divestitures have had a significant impact on our year-on-year revenues. Recent acquisitions and divestures have included:

— During 2015

Transfer of our shares in Ardiseis to Argas

In accordance with the Framework Agreement signed in late 2013 with Industrialization & Energy Services Company (TAQA), 98% of Ardiseis capital has been transferred to Argas by each of CGG and TAQA (49% by CGG and TAQA). Argas has become the main shareholder of Ardiseis. As a combination of Argas and Ardiseis, the new Argas group has a stronger capital base and a larger business scope: it is 51% owned by TAQA and 49% owned by CGG.

Sale of Canadian Land Multi-Client Library

On October 31, 2015, CGG sold its Land Canadian Multi-Client Library and cashed-in the proceeds.

There were no other material acquisitions and divestures during 2015.

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

On December 31, 2013, CGG and TAQA entered into a Framework Agreement which strengthened and extended their historical and long-term partnership in the Middle East.

Through the Framework Agreement, Argas would become the sole shareholder of Ardiseis, with Argas and Ardiseis pooling all their resources to create a more efficient and powerful combined Argas Group. The new Argas group would have a stronger capital base, would cover a larger business scope, and would be 51% owned by TAQA and 49% owned by CGG.

In relation with this agreement, net assets of Ardiseis were reclassified in Assets held for sale for an amount of US$22 million as of December 31, 2013 (see note 5 to our consolidated annual financial statements).

In June 2014, CGG and TAQA signed a ‘share sale and purchase agreement’ under which CGG Services UK Ltd, a subsidiary of CGG, sold 2% of the share capital of Ardiseis FZCO to TAQA for a total consideration of US$1.2 million. As a result of the transaction, CGG owns 49% of Ardiseis FZCO and does not control the company any longer. From June 30, 2014, Ardiseis FZCO is no longer fully consolidated in our consolidated financial statements but is accounted for under the equity method.

The net gain arising from this transaction amounted to US$11.9 million and is recorded in the line item “Other revenues (expenses), net” in the 2014 consolidated statement of operations.

Agreement with Geokinetics Inc

On September 30, 2014, CGG sold its North American land contract assets and activities to Geokinetics Inc. against a minority equity stake in this company. Our stake in Geokinetics was presented as a non-consolidated investment for US$49 million in our balance sheet since this date and was measured at its fair value (see note 7 to our consolidated financial statements). The net gain arising from this transaction was not significant.

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

Backlog

Backlog estimates are based on a number of assumptions and estimates, including assumptions as to exchange rates between the euro and the US dollar and estimates of the percentage of completion contracts. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. The historical relationships we have with many of our clients (most of which are large, well established companies) tend to reduce our exposure to the risk of early termination. Nevertheless, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Backlog for our Contractual Data Acquisition and GGR segments represents the revenues it expects to receive from commitments for contract services it has with its customers and, in connection with the acquisition of multi-client data, represents the amount of pre-commitments for such data. Backlog for our Equipment segment represents the total value of orders it has received but not yet fulfilled.

Our backlog for our Contractual Data Acquisition, GGR and Equipment segments was US$719 million as of January 1st, 2016.

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

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones have been achieved as their fulfillment waive the customer’s right of cancellation or refund of amounts paid.

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

We use an amortization rate of 80% corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead us to apply a different rate.

For all categories of surveys, starting from data delivery, a minimum straight-line amortization scheme is applied over the period during which data is expected to be marketed, if total accumulated amortization from the applicable amortization rate is below this equivalent minimum level.

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

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Impairment losses recognized on goodwill cannot be reversed.

Year ended December 31, 2015 compared to year ended December 31, 2014

Operating revenues

The following table sets forth our operating revenues by business lines and segments for each of the periods stated:

	Year ended December 31, 2015 and 2014,
	2015	2014 (restated)(1)
	In millions of US$
Marine Contractual Data Acquisition	439	778
Land and Multi-Physics Acquisition	177	279
Contractual Data Acquisition Revenues	616	1,057
Multi-client data	546	687
Subsurface Imaging and Reservoir	562	697
GGR Revenues	1,108	1,384
Equipment Revenues	437	802
Eliminated revenues and others	(60)	(148)

Total operating revenues	2,101	3,095

Notes:
(1)	Restated to reflect the new financial reporting as disclosed in note 19 to our consolidated financial statements.

Our consolidated operating revenues in 2015 decreased 32% to US$2,101 million from US$3,095 million in 2014 mainly as a consequence of downsized activities, reduction of perimeter and very difficult market environment, characterized by strong pricing pressure and significant slowdown in exploration spending by oil and gas companies.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment decreased 42% to US$616 million in 2015 from US$1,057 million in 2014, mainly due to the adverse market conditions with high pressure on marine prices, the downsizing of the fleet and the reduction in the Land activity perimeter.

Marine Contractual Data Acquisition

Operating revenues from our Marine Contractual Data Acquisition business line decreased 44% to US$439 million in 2015 from US$778 million in 2014, mainly due to the fleet downsizing and to strong deterioration in pricing conditions.

Land and Multi-Physics Acquisition

Operating revenues of our Land and Multi-Physics Acquisition business lines (including internal sales), decreased 37% to US$177 million in 2015 compared to US$279 million in 2014.The decrease in revenues was mainly due to the reduction of our Land operations perimeter pursuant to the change in control of Ardiseis FZCO and the divestment of our North America Land contract business while our Multi-Physics business line was hampered by adverse market conditions.

Geology, Geophysics & Reservoir (“GGR”)

Operating revenues from our GGR segment in 2015 decreased 20% to US$1,108 million from US$1,384 million in 2014 as a result of the overall market conditions, characterized by slowdowns and delays in exploration spending.

Multi-client Data

Multi-client revenues decreased 21% to US$546 million in 2015 from US$687 million in 2014 in a context of strong reduction of multi-client capital expenditures.

Prefunding revenues were US$290 million in 2015 compared to US$502 million in 2014. The lower prefunding revenue is correlated to the 51% reduction in multi-client capital expenditures. The prefunding rate was 102% in 2015 compared to 86% in 2014. After-sales increased 38% to US$256 million in 2015 from US$185 million in 2014.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business lines decreased 19% to US$562 million in 2015 from US$697 million in 2014 mainly due to slowdowns and delays in client spending.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, decreased 46% to US$437 million in 2015 from US$802 million in 2014. Land equipment sales represented 69% of total revenue. Internal sales represented 9% of total revenue in 2015, compared to 14% in 2014.

Excluding intra-group sales, operating revenues for our Equipment segment decreased 42% to US$400 million in 2015, from US$687 million in 2014.

The depressed seismic acquisition market translated further into lower volumes across all the regions.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 28% to US$1,817 million in 2015, from US$2,511 million in 2014, as a result of the downsizing of the fleet, the reduction in perimeter of our Contractual Data Acquisition activities and the reduction in volume in our Equipment segment. Multi-client amortization expenses corresponded to 60% of multi-client revenues before impairment of multi-client surveys for US$42 million in 2015 compared to 66% in 2014. As a percentage of operating revenues, cost of operations were 86% in 2015 compared to 81% in 2014. Gross profit decreased 51% to US$285 million in 2015, from US$586 million in 2014, representing 14% of operating revenues in 2015 compared to 19% in 2014.

Research and development expenditures, net of Government grants received, decreased 32% to US$69 million in 2015, from US$101 million in 2014, representing 3% of operating revenues for both periods.

Marketing and selling expenses decreased 24% to US$87 million in 2015 from US$114 million in 2014.

General and administrative expenses decreased to US$99 million in 2015, from US$147 million in 2014, corresponding to a 33% decrease year-on-year as a consequence of the progress of the Transformation Plan and a favorable foreign exchange environment. As a percentage of operating revenues, general and administrative expenses represented 5% of operating revenues for both periods.

Other expenses amounted to US$1,188 million in 2015, including mainly (i) US$804 million of impairment of goodwill in Marine and GGR as a consequence of the reduction of the fleet and the revision of our financial forecasts (see note 11 to our consolidated financial statements for further details on goodwill impairment) (ii) US$207 million of impairment of vessels and related equipment and other intangible assets (including US$42 million of impairment of multi-client surveys); (iii) restructuring costs related to our Transformation Plan for US$208 million mainly related to redundancies, facility exit costs and costs related to cold-stacked vessels, net of reversal of provisions and (iv) a US$27 million net gain related to disposals of assets. Out of these other expenses, the portion directly related to our Transformation Plan amounted to US$1,177 million in 2015.

Other expenses amounted to a net expense of US$922 million in 2014, mainly due to (i) the impairment of Marine goodwill for US$415 million as a consequence of the fleet downsizing and the deterioration of market conditions (ii) the Transformation Plan, being redundancies costs, facility exit costs, provision for onerous contracts and asset impairments for US$283 million (iii) the impairment of multi-client surveys for a total of US$113 million (iv) the impairment of our investment in our SBGS JV accounted for under the equity method and of intangible assets for a total of US$129 million, and (v) US$12 million net gain arising from the change in control of Ardiseis FZCO. Out of these other expenses, the portion directly related to our Transformation Plan amounted to US$940 million in 2014.

Operating income

Operating income amounted to a loss of US$(1,158) million in 2015 (or an income of US$19 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) as a result of the factors described above, compared to a loss of US$(698) million in 2014 (or an income of US$242 million before restructuring charges relating to the Transformation Plan and impairments of assets).

Operating income from our Contractual Data Acquisition segment was a loss of US$(675) million in 2015, compared to US$(654) million in 2014. Before impairment of goodwill and assets related to the Transformation Plan, operating income from our Contractual Data Acquisition segment was a loss of US$(156) million in 2015, compared to a loss of US$(67) million in 2014.

Operating income from our GGR segment was a loss of US$(204) million in 2015 compared to an income of US$215 million in 2014. Before impairment of goodwill and assets related to our Transformation Plan, operating income from our GGR segment was US$246 million in 2015, compared to US$328 million in 2014.

Operating income from our Equipment segment decreased to US$26 million in 2015 from US$143 million in 2014 (or US$164 million before impairment of assets) as a consequence of seismic market downturn and lower volumes. In this context, it showed some resilience due to efficient cost management and manufacturing flexibility.

Operating income from our Non-Operated Resources segment was a loss of US$(236) million in 2015 (or US$(28) million before restructuring costs related to our Transformation Plan) compared to a loss of US$(235) million in 2014 (or US$(17) million before restructuring costs relating to our Transformation Plan).

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to an income of US$21 million in 2015 compared to a loss of US$(82) million in 2014, mainly as a result of improved operational performance and restructuring measures carried out at SBGS JV level.

Earnings before interest and tax (“EBIT”)

EBIT, as disclosed in note 19 to our consolidated financial statements, amounted to a loss of US$(1,136) million in 2015 compared to a loss of US$(779) million in 2014 as a result of the factors described above. EBIT before impairment of goodwill and assets and restructuring costs related to our Transformation Plan amounted to US$41 million in 2015 compared to US$160 million in 2014.

EBIT from our Contractual Data Acquisition segment was a loss of US$(653) million in 2015, compared to a loss of US$(730) million in 2014. Before impairment of goodwill and assets related to our Transformation Plan, EBIT from our Contractual Data Acquisition segment was a loss of US$(134) million in 2015, compared to a loss of US$(143) million in 2014. The year 2015 includes a US$22 million positive contribution from investments accounted for under the equity method, mainly the SBGS JV, compared to a negative contribution of US$(76) million for this line item in 2014.

EBIT from our GGR segment was a loss of US$(204) million in 2015 compared to an income of US$210 million in 2014. Before impairment of goodwill and assets, EBIT from our GGR segment was US$246 million in 2015 and US$323 million in 2014.

EBIT from our Equipment segment decreased to US$26 million in 2015 from US$143 million in 2014 (or US$164 million before impairment of assets) as a consequence of significant volume reduction as described above. EBIT margin was 6% in 2015.

EBIT from our Non-Operated Resources segment was a loss of US$(236) million in 2015 (or a loss of US$(28) million before restructuring costs related to our Transformation Plan) compared to a loss of US$(235) million in 2014 (or a loss of US$(17) million before restructuring costs relating to our Transformation Plan).

(See note 21 to our consolidated financial statements for further details on restructuring expenses related to our Transformation Plan).

Financial Income and Expenses

Cost of net financial debt decreased 11% to US$179 million in 2015 from US$201 million in 2014.

This decrease was driven by the fact that in 2014 cost of net financial debt included expenses for an aggregate amount of US$11 million related to refinancing operations carried out in the second semester; namely the accelerated amortization of deferred expenditures following early repayment of our US$350 million 9.50% senior notes due 2016, our US$400 million 7.75% senior notes due 2017 and our €360 million convertible bonds due 2016.

Other financial expenses amounted to US$55 million in 2015 compared to US$43 million in 2014. This increase was mainly due to the impairment of our shares in Geokinetics Inc. for US$40 million in 2015.

Income Taxes

Income taxes amounted to US$77 million in 2015, including US$2 million of net deferred taxes expense on currency translation and US$75 million of other income taxes mainly related to the depreciation of our deferred tax assets on past losses in our French and Norwegian tax groups, pursuant to the revision of our financial forecasts, for respectively US$48 million and US$4 million.

This compares to US$124 million in 2014, including a US$16 million net deferred taxes profit on currency translation and US$108 million of other income taxes.

Net Income

Net Income was a loss of US$(1,446) million in 2015 compared to a net loss of US$(1,147) million in 2014 as a result of the factors discussed above. Earnings per share were US$(7.45) in 2015 compared to US$(5.94) in 2014.

Net income attributable to the shareholders of CGG SA was a loss of US$(1,450) million (€(1,302) million) in 2015 compared to a loss of US$(1,154) million (€(866) million) in 2014.

Unconsolidated financial statements of CGG SA

Operating revenues of CGG S.A. in 2015 were €74 million compared to €92 million in 2014. The level of services provided by the Company to its subsidiaries of the Contractual Data Acquisition and GGR segments decreased in 2015.

Operating loss in 2015 amounted to €(48) million compared to €(39) million in 2014.

Financial income in 2015 was an income of €586 million compared to a loss of €(1,021) million in 2014. This increase is mainly due to dividends received for €2,007 million in 2015 related to the reorganization of the subsidiaries within our Sercel group, compared to €209 million in 2014.

The rest of the financial income is mainly the result of the combination of the following main effects: net provision allowance for €1,509 million in 2015 compared to €1,244 million in 2014 and foreign exchange gain for €124 million compared to €35 million in 2014.

Extraordinary income in 2015 was a loss of €(39) million due to the grants provided to affiliates. Extraordinary loss in 2014 amounted to €(153) million mainly due to the depreciation of investments in affiliates of €100 million.

Net income in 2015, after a tax income of €106 million due to the French tax group effect, was €606 million compared to a net loss of €(1,270) million in 2014 (embedding a tax loss of €57 million).

The shareholders’ equity as of December 31, 2015 amounted to €1.7 billion compared to €1.1 billion as of December 31, 2014.

No dividends have been distributed in the last three fiscal years.

Year ended December 31, 2014 compared to year ended December 31, 2013

Operating revenues

The following table sets forth our operating revenues by business lines and segments for each of the periods stated:

	Year ended December 31, 2014 and 2013,
	2014(1)	2013(1)
	In millions of US$
Marine Contractual Data Acquisition	778	1,249
Land and Multi-Physics Acquisition	279	440
Contractual Data Acquisition Revenues	1,057	1,689
Multi-client data	687	620
Subsurface Imaging and Reservoir	697	676
GGR Revenues	1,384	1,296
Equipment Revenues	802	1,045
Eliminated revenues and others	(148)	(264)

Total operating revenues	3,095	3,766

Notes:
(1)	Restated to reflect the new financial reporting as disclosed in note 19 to our consolidated financial statements.

Our consolidated operating revenues in 2014 decreased 18% to US$3,095 million from US$3,766 million in 2013, as a result of lower revenues in our Contractual Data Acquisition and Equipment segments, in a context of downsized activities and weak market conditions.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment decreased 37% to US$1,057 million in 2014 from US$1,689 million in 2013, mainly due to the difficult market conditions and the reduction of our marine fleet size and directly operated land activities.

Marine Contractual Data Acquisition

Operating revenues from our Marine Contractual Data Acquisition Business Line decreased 38% to US$778 million in 2014 from US$1,249 million in 2013, mainly due to the change in market outlook with strong pressure on prices and to the downsizing of our fleet of active vessels by 25%.

Land and Multi-Physics Acquisition

Operating revenues from our other acquisition businesses decreased 37% to US$279 million in 2014 compared to US$440 million in 2013. For Land, the decrease was mainly due to the reduction of the directly operated perimeter pursuant to the change in control of Ardiseis FZCO on June 30, 2014 and the divestment of the North America Land contract assets and activities to Geokinetics on September 30, 2014, after a low winter season in North America. For Multi-Physics, revenue was low due to reduced mining activities and the difficult oil and gas market.

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

Prefunding revenues were US$502 million in 2014 compared to US$325 million in 2013, mainly due to higher prefunding recognized in Gulf of Mexico and Brazil. The cash prefunding rate was 86% in 2014 compared to 69% in 2013. After-sales decreased 37% to US$185 million in 2014 from US$260 million in 2013.

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

General and administrative expenses decreased to US$147 million in 2014, from US$216 million in 2013, corresponding to a 32% decrease year-on-year excluding the one-off 2013 charges related to Fugro Geoscience division acquisition, mainly as a consequence of the progress of the Transformation Plan. As a percentage of operating revenues, general and administrative expenses represented 4.7% in 2014, and 5.7% in 2013.

Other expenses amounted to a net expense of US$922 million in 2014, mainly due to (i) the impairment of Marine goodwill for US$415 million as a consequence of the fleet downsizing and the deterioration of market conditions (ii) the Transformation Plan, being redundancies costs, facilities exit costs, provision for onerous contracts and asset impairments for US$283 million (iii) the impairment of multi-client surveys for a total of US$113 million (iv) the impairment of our investment in our SBGS JV accounted for under the equity method and of intangible assets for a total of US$129 million, and (v) one US$11.9 million net gain arising from the change in control of Ardiseis FZCO.

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

Operating income

Operating income amounted to a loss of US$(698) million in 2014 (or an income of US$242 million before restructuring charges relating to the Transformation Plan and impairments of assets) as a result of the factors described above, compared to a loss of US$(395) million in 2013 (or an income of US$423 million before non-recurring items linked to Fugro and to Acquisition impairment and write off).

Operating income from our Contractual Data Acquisition segment was a loss of US$(654) million in 2014, compared to a loss of US$(781) million in 2013. Before impairments of assets related to the Transformation Plan, operating income from our Acquisition segment was a loss of US$(67) million in 2014, compared to a loss of US$(11) million in 2013 before non-recurring items linked to Fugro and impairment and write off.

Operating income from our GGR segment was US$215 million in 2014 compared to US$306 million in 2013. Before impairments of assets, Operating income from our GGR segment was US$328 million in 2014.

Operating income from our Equipment segment decreased to US$143 million in 2014 (or US$164 million before impairment of assets) from US$293 million in 2013 as a consequence of the softening of the equipment market as described above.

Operating income from our Non-Operated Resources segment was a loss of US$(235) million in 2014 (or a loss of US$(17) million before restructuring costs related to our Transformation Plan) compared to a loss of US$(41) million in 2013.

Equity in Income of Affiliates

Loss from investments accounted for under the equity method amounted US$82 million in 2014 compared to an income of US$1 million in 2013, mainly due to the negative contribution of the SBGS JV which has since gone through profound restructuring plan.

Earnings before interest and tax (“EBIT”)

EBIT, as disclosed in note 19 to our consolidated financial statements, amounted to a loss of US$(779) million in 2014 compared to a loss of US$(394) million in 2013 as a result of the factors described above. EBIT before restructuring charges relating to the Transformation Plan and impairments of assets amounted to US$160 million in 2014 compared to US$423 million in 2013 before non-recurring items linked to Fugro and Acquisition impairment and write off.

EBIT from our Contractual Data Acquisition segment was a loss of US$(730) million in 2014, compared to a loss of US$(759) million in 2013. Before impairment of assets relating to the Transformation Plan, EBIT from our Acquisition segment was a loss of US$(143) million in 2014, compared to US$11 million in 2013 before non-recurring items linked to Fugro and impairment and write off. The year 2014 was impacted by the negative contribution from investments accounted for under the equity method, at US$(76) million, mainly due to our SBGS JV, compared to an income of US$22 million for this line item in 2013.

EBIT from our GGR segment was US$210 million in 2014 compared to US$306 million in 2013. EBIT margin was 15% in 2014. Before impairments of assets, EBIT from our GGR segment was US$323 million in 2014. The year 2013 was positively impacted by the gain of US$20 million related to the sale of our shareholding interest in Spectrum SA.

EBIT from our Equipment segment decreased to US$143 million in 2014 (or US$164 million before impairment of assets) from US$293 million in 2013 as a consequence of the softening of the equipment market as described above. EBIT margin was 18% in 2014.

EBIT from our Non-Operated Resources segment was a loss of US$(235) million in 2014 (or a loss of US$(17) million before restructuring costs related to our Transformation Plan) compared to a loss of US$(41) million in 2013.

Financial Income and Expenses

Cost of net financial debt increased 5% to US$201 million in 2014 from US$192 million in 2013. This increase was mainly due to accelerated amortization of deferred expenditures following early repayment of our US$350 million 9.50% Senior Notes due 2016, partial early repayment of our US$400 million 7.75% Senior Notes due 2017 and early repayment of our €360 million convertible bonds due 2016.

Other financial expenses amounted to US$43 million in 2014 compared to US$22 million in 2013. This increase was mainly due to a US$38 million expense related to the early repayment of our €360 million convertible bonds. In 2014, these expenses also included a US$5 million premium for the early repayment of our US$350 million 9.50% Senior Notes due 2016, and a US$3 million premium for the partial early repayment of our US$400 million 7.75% Senior Notes due 2017.

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

Net Income

Net loss was US$1,147 million in 2014 compared to a net loss of US$691 million in 2013 as a result of the factors discussed above. Earnings per share were US$(5.94) in 2014 compared to US$(3.60) in 2013.

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

Liquidity and Capital Resources

Our principal financing needs are for the funding of ongoing operations, capital expenditures, investments in our multi-client data library, and for the funding of further steps in our Transformation Plan.

We intend to fund ongoing operations and debt service requirements through cash generated by operations, while the proceeds of the capital increase dated February 5, 2016 will fund our Transformation Plan. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to the situation in the seismic market as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, our planned capital expenditures and our near-to mid-term debt repayment schedule and the estimated restructuring expenses relating to our Transformation Plan, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under our credit facilities (for a total liquidity amounting to US$420 million available as of December 31, 2015, or US$791 million on a pro-forma basis including the net proceeds of February 2016 capital increase) will be adequate to fund our operated businesses and financial needs for the next twelve months (see note 13 to our consolidated financial statements).

Cash Flows

Operating activities

Net cash provided by operating activities was US$408 million in 2015 compared to US$864 million for 2014, and US$908 million for 2013. Before changes in working capital, net cash provided by operating activities in 2015 was US$453 million compared to US$894 million for 2014 and US$964 million for 2013. Changes in working capital had a negative impact on cash from operating activities of US$45 million in 2015 compared to a negative impact of US$30 million for 2014, and a negative impact of US$56 million for 2013.

Investing activities

Net cash used in investing activities was US$423 million in 2015 compared to US$894 million in 2014 and US$1,720 million in 2013.

In 2015, our industrial capital expenditures, inclusive of the Sercel lease pool and asset suppliers’ variance, were significantly reduced to US$104 million (US$89 million excluding asset suppliers’ variance), mainly as a consequence of fleet reduction and tight cash spending discipline in all segments. The capitalized development costs were US$42 million.

In 2014, our industrial capital expenditures, inclusive of the Sercel lease pool and asset suppliers’ variance, were of US$225 million (US$222 million excluding asset suppliers’ variance), mainly related to the purchase of maritime equipment for marine and Sercel seismic equipment for land and marine. The capitalized development costs were US$57 million.

In 2013, our capital expenditures, inclusive of the Sercel lease pool and asset suppliers’ variance, were of US$290 million (US$298 million excluding asset suppliers’ variance), mainly related to marine equipment with notably the purchase of RD sentinel streamers. The capitalized development costs were US$57 million.

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

In 2015, we invested US$285 million in multi-client data, primarily in Western Africa, in North Sea and Asia Pacific.

In 2014, we invested US$583 million in multi-client data, primarily in the Gulf of Mexico, in Brazil and in the Norwegian North Sea.

In 2013, we invested US$479 million in multi-client data, primarily offshore Brazil and Gulf of Mexico, in the North Sea and onshore US.

As of December 31, 2015, the net book value of our multi-client data library was US$927 million compared to US$947 million as of December 31, 2014, and US$818 million as of December 31, 2013.

Financing activities

Our net cash provided by financing activities in 2015 was US$63 million compared to net cash used of US$103 million in 2014, and US$197 million in 2013.

In 2015, we drew a net amount of US$167 million from our French revolving facility, leading to an amount outstanding as of December 31, 2015 under this credit facility of US$325 million. We also drew a net amount of US$55 million from our US revolving facility leading to an amount outstanding as of December 31, 2015 under this credit facility of US$130 million.

In 2014, we drew a net €20 million (or US$27 million converted at the average exchange rate of US$1.3328) from our French revolving facility, leading to an amount outstanding as of December 31, 2014 under this credit facility of €130 million (or US$158 million converted at the closing exchange rate of US$1.2141). We also drew a net amount of US$75 million from our US revolving facility.

On December 16, 2014, we completed the amendment and extension of our Nordic credit facility up-to US$250 million. The amount drawn was then increased from US$175 million to US$200 million as of December 31, 2014.

As of December 31, 2015, the outstanding amount of our Nordic credit facility stood at US$220 million.

On April 23, 2014, we issued €400 million (or US$549 million converted at the average exchange rate of the period) principal amount of 5.875% Senior Notes due 2020. We used most of the net proceeds from the notes to repurchase €360 million principal amount of our 1.75% convertible bonds due 2016. The remaining net proceeds were used to prepay on June 27, 2014 the 2014 installment in an amount of €28.1 million of the vendor loan granted by Fugro in connection with the acquisition of the Geoscience Division.

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

Financing Arrangements

The following is a description of the terms of our significant financing arrangements.

US$165 million Revolving Credit Agreement (US revolving facility)

On July 15, 2013, we entered into a US revolving facility of up to US$165 million with a 5-year maturity which was amended on July 31, 2013, on September 5, 2014, on June 26, 2015 on November 3, 2015 and on February 10, 2016. The borrower is CGG Holding (U.S.) Inc. with Credit Suisse acting as administrative agent and collateral agent. This facility was drawn in an amount of US$130 million as of December 31, 2015.

Proceeds of loans under the US revolving facility may be used for the general corporate purposes of the borrower and other subsidiaries of CGG. Revolving loans may be made at any time prior to the final maturity of the US revolving facility.

The obligations of CGG Holding (U.S.) Inc. as borrower under the US revolving facility are guaranteed by us and certain of our subsidiaries. We have pledged first-priority security in the shares of CGG Holding (U.S.) Inc. and certain of our other first-tier subsidiaries. In addition, certain guarantors have provided first-priority security interests in certain of their respective tangible and intangible assets, including (without limitation) the US multi-client library, certain marine equipment, deposit accounts and intellectual property. This security is shared with the French revolving facility and the 2019 secured term loans.

In addition, the US revolving facility agreement contains affirmative and negative covenants that affect our ability, among other things, to borrow money, incur liens, dispose of assets and make acquisitions and pay dividends or redeem shares. Events of default under the US revolving facility include, among other things, payment and covenant breaches, insolvency of us or our subsidiaries, the occurrence of certain events constituting a “change of control” and certain defaults in respect of other material financial indebtedness.

In June 2015, we agreed amendments to our US revolving facility. Pursuant to such amendments:

•

the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 4.00x for each rolling 12-month period ending quarterly on or before June 30, 2016, 3.75x for each such period ending quarterly on or before June 30, 2017, and 3.50x for each such period thereafter; and

•	the minimum interest cover ratio (defined as EBITDAS to total interest costs) was reduced from 4.00:1 to 3.00:1.

In November 2015, CGG obtained consent to waive the leverage ratio covenant at year end 2015 under all credit facilities which include such financial covenant.

In January 2016, we agreed further amendments to our financial covenants under our U.S. revolving facility, effective from February 2016. Pursuant to such amendments:

•	the Group must maintain a minimum liquidity amount (cash and cash equivalents plus certain undrawn credit facilities) of US$175 million at each quarter end;

•

the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 5.00x for each rolling 12-month period ending quarterly in 2016, 4.75x for the rolling 12-month period ending on March 31,2017, 4.25x for the rolling 12-month period ending on June 30, 2017, 4.00x for the rolling 12-month period ending on September 30, 2017, 3.50x for the rolling period ending on December 31, 2017, 3.25x for the rolling period ending on March 31, 2018 and 3.00x for each rolling 12-month period ending quarterly thereafter; and

•	the minimum interest cover ratio (defined as consolidated EBITDAS to total interest costs) remained unchanged at 3.00:1.

US$325 million Revolving Credit Agreement (French revolving credit facility)

On July 31, 2013, we entered into a French revolving facility of up to US$325 million with a three-year maturity with two extension options of one year each. The borrower is CGG with Natixis as Agent. The French revolving facility may be drawn in dollars or in euros, and may be used for the general corporate purposes of the borrower. This facility was drawn in an amount of US$324.9 million as of December 31, 2015.

In June 2015, we agreed amendments to our French revolving facility. Pursuant to such amendments:

•

the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 4.00x for each rolling 12-month period ending quarterly on or before June 30, 2016, 3.75x for each such period ending quarterly on or before June 30, 2017, and 3.50x for each such period thereafter; and

•	the minimum interest cover ratio (defined as EBITDAS to total interest costs) was reduced from 4.00:1 to 3.00:1.

In November 2015, CGG obtained consent to waive the leverage ratio covenant at year end 2015 under all credit facilities which include such financial covenant.

In December 2015, we agreed further amendments to our financial covenants under our French revolving facility, effective from February 2016. Pursuant to such amendments:

•	the Group must maintain a minimum liquidity amount (cash and cash equivalents plus certain undrawn credit facilities) of US$175 million at each quarter end;

•

the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 5.00x for each rolling 12-month period ending quarterly in 2016, 4.75x for the rolling 12-month period ending on March 31, 2017, 4.25x for the rolling 12-month period ending on June 30, 2017, 4.00x for the rolling 12-month period ending on September 30, 2017, 3.50x for the rolling 12-month period ending on December 31, 2017, 3.25x for the rolling 12-month period ending on March 31, 2018 and 3.00x for each rolling 12-month period ending quarterly thereafter; and

•	the minimum interest cover ratio (defined as consolidated EBITDAS to total interest costs) remained unchanged at 3.00:1.

In December 2015, we also agreed to a revised scheduling of the total commitments of the French revolving facility lenders: US$325 million up to July 2016, US$300 million up to July 2017 and US$275 million up to July 2018.

In addition, the French revolving facility agreement contains affirmative and negative covenants that affect our ability, among other things, to borrow money, incur liens, dispose of assets, make acquisitions and pay dividends or redeem shares. Events of default under the French revolving facility include, among other things, payment and covenants breaches, insolvency of us or our subsidiaries and certain defaults in respect of other material financial indebtedness.

Our obligations under the French revolving facility are guaranteed by the same guarantors that guarantee the US revolving facilities (including CGG Holding (U.S.) Inc.), and are secured by the same security interests granted to secure the obligations under the US revolving facilities and the 2019 secured term loans.

The rate of interest on each loan for each interest period is the percentage rate per annum which is the aggregate of the applicable margin and the higher of zero and in relation to any loan in US dollars, LIBOR or in relation to any loan made in euros, EURIBOR.

2019 Secured Term loans

On November 19, 2015, CGG S.A. announced that its subsidiary, CGG Holding (U.S.) Inc. (“CGG US”), had launched an Exchange Offer in relation to CGG S.A.’s 7.75% Senior Notes due 2017, 6.50% Senior Notes due 2021 and 6.875% Senior Notes due 2022 (the Notes). CGG US offered senior secured term loans due 2019 in exchange for any and all of the 7.75% Senior Notes due 2017 and a combined total of up to US$135 million of the 6.5% Senior Notes due 2021 and/or 6.875% Senior Notes due 2022 if accompanied by the concurrent tender of an equal or greater corresponding amount of the 7.75% Senior Notes due 2017. US$135 million of the 7.75% Senior Notes due 2017 was outstanding as of September 30, 2015.

On December 18, 2015, CGG announced that the following were replaced by the 2019 secured term loans:

•	US$126.7 million out of US$135 million outstanding 2017 Senior Notes.

•	US$45.1 million out of US$650 million outstanding 2021 Senior Notes.

•	US$80.4 million out of US$500 million outstanding 2022 Senior Notes.

•	In addition to the Exchange Offer, the €84.4 million Fugro vendor loan was also replaced by a secured term loan due 2019 amounting to US$90 million.

The 2019 secured term loans mature on May 15, 2019 and bear an interest, at the option of the company, of adjusted LIBOR plus 5.50% per annum or adjusted base rate plus 4.50% per annum. Adjusted LIBOR shall not be less than 1.00% and adjusted base rate shall not be less than 2.00%.

The 2019 secured term loans are secured indebtedness ranking pari passu with the existing U.S. and French revolving facilities and sharing the same security package.

The outstanding value at December 31, 2015, is US$334.6 million net of issuing fees.

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

Following the debt exchange offer closed in December 2015, the outstanding aggregate principal amount of our Senior Notes due 2017 was US$8.3 million as of December 31, 2015 (see 2019 Secured Term Loans above).

High Yield bonds — (US$650 million, 6.50% Senior Notes due 2021)

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

Following the debt exchange offer closed in December 2015, the outstanding aggregate principal amount of our Senior Notes due 2021 was US$604.9 million as of December 31, 2015 (see 2019 Secured Term Loans above).

High Yield bonds — (5.875% Senior Notes, maturity 2020)

On April 23, 2014, we issued €400 million (or US$546.3 million, converted at closing exchange rate of US$1.3658) principal amount of our 5.875% Senior Notes due 2020. These notes are guaranteed on a senior basis by the same guarantors that guarantee our senior facilities (including CGG Holding (U.S.) Inc.).

The Senior Notes were issued at a price of 100% of their principal amount. We used most of the net proceeds from the notes to fully repurchase our 1.75% convertible bonds due 2016 amounting to €360 million. The remaining net proceeds were used to reimburse the €28.1 million installment due in 2015 of the vendor loan granted by Fugro.

High Yield bonds — (6.875% Senior Notes, maturity 2022)

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

Following the debt exchange offer closed in December 2015, the outstanding aggregate principal amount of our Senior Notes due 2022 was US$419.6 million as of December 31, 2015 (see 2019 Secured Term Loans above).

Convertible bonds

Convertible bonds — (1.75% Senior Notes, maturity 2020)

In May 2015, CGG initiated a simplified public exchange offer for its outstanding 11,200,995 bonds convertible into and/or exchangeable for new or existing shares of the Company (convertible bonds) due 2019, with the intention to issue new convertible bonds due 2020 at a ratio of five 2020 convertible bonds for two 2019 convertible bonds tendered into the offer.

On June 26, 2015, holders exchanged 90.3% of the €325 million principal amount of the existing 2019 convertible bonds (or 10,114,014 bonds). In consideration, CGG issued 25,285,035 convertible bonds maturing on January 1, 2020 for a total nominal amount of €325.1 million (or US$363.7 million converted at the historical closing exchange rate of US$1.1189).

The 2020 convertible bonds’ nominal value was set at €12.86 per bond (versus €32.14 for the 2019 convertible bonds). The new bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year (versus 1.25% for the 2019 convertible bonds). These bonds entitle the holders to receive new and/or existing CGG shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

As of June 30, 2015, as a result of this transaction, we derecognized the financial liability and equity components related to the 2019 convertible bonds that were exchanged and we recognized the 2020 convertible bonds at their fair value. The impact of the transaction on the net income of the period is not significant. The impact on equity amounts to US$8.6 million, net of taxes. The financial liability component was assessed using a 6.63% interest rate and amounted to €265.4 million (or US$296.9 million).

As of December 31, 2015 the debt related to 2020 convertible bonds amounted to €271.3 million (or US$295.4 million).

Convertible bonds — (1.25% Senior Notes, maturity 2019)

As a result of the simplified public exchange offer (See Convertible bonds — 1.25% Senior Notes, maturity 2020 above), the outstanding financial liability that corresponds to the 2019 convertible bonds that were not exchanged amounted to €30.3 million (or US$34 million) in the consolidated statement of financial position as of December 31, 2015.

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

The outstanding amount of the Fugro vendor loan which amounted to €84.4 million at December 31, 2015 was replaced by a 2019 secured term loan in December 2015 for an amount of US$90 million.

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

The outstanding amount under this facility at December 31, 2015, was US$6.1 million.

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

In June 2015, we revised our Nordic term loan and revolving credit facilities and our US$45 million term loan facility secured by the Geowave Voyager vessel. Pursuant to such amendments:

•

the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 4.00x for each rolling 4-quarter period ending on or before June 2016, 3.75x for each such period ending on or before June 2017, 3.50x for each such period ending on or before June 2018, 3.25x for each such period ending on or before June 2019, and 3.00x for each such period thereafter; and

•	the minimum interest cover ratio (defined as EBITDAS to total interest costs) was reduced from 4.00:1 to 3.00:1.

In November 2015, CGG obtained consent to waive the leverage ratio covenant at year-end 2015 under all the credit facilities which include such financial covenant, including the Nordic credit facility.

In December 2015, we revised our financial covenants under our Nordic credit facility, effective from February 2016. Pursuant to such amendment:

•	cash plus cash equivalents must not be less than US$100 million at all times;

•

the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter; and

•	the minimum interest cover ratio (defined as EBITDAS to total interest costs) remained unchanged at 3.00:1.

The outstanding amount under this facility at December 31, 2015 was US$215.1 million net of issuing fees.

US$25 million streamers financing

On December 19, 2013, we signed a loan agreement — to be reimbursed over 5 years after the last draw down — for a maximum amount of US$25 million with multiple drawings. This loan may be used to finance the acquisition of marine equipment to be delivered in up to twelve monthly installments over a period of one year. This line was undrawn as of December 31, 2013.

On September 29, 2014, the US$25 million streamer financing line was reduced to US$12.5 million and further reduced to US$6.3 million on December 18, 2014, in line with the reduction of the capital expenditures and the fleet.

The outstanding amount under this facility at December 31, 2015, was US$3.3 million.

Financial Debt

Gross financial debt was US$2,884.8 million as of December 31, 2015, US$2,778.9 million as of December 31, 2014, and US$2,747.6 million as of December 31, 2013. Net financial debt was US$2,499.5 million as of December 31, 2015, US$2,419.8 million as of December 31, 2014, US$2,217.6 million as of December 31, 2013. The ratio of net debt to equity for the years ended December 31, 2015, 2014 and 2013 was 191%, 90%, and 58%, respectively.

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

The following table presents a reconciliation of net financial debt to financing items of the balance sheet at December 31, 2015, 2014 and 2013 (according to IFRS standards):

	Year ended December 31,
	2015	2014	2013
	In millions of US$
Bank overdrafts	0.7	2.9	4.5
Current portion of financial debt	96.5	75.7	247.0
Financial debt	2,787.6	2,700.3	2,496.1

Gross financial debt	2,884.8	2,778.9	2,747.6
Less cash and cash equivalents	(385.3)	(359.1)	(530.0)

Net financial debt	2,499.5	2,419.8	2,217.6

EBIT and EBITDAS

EBIT for the years ended December 31, 2015, 2014 and 2013 was US$(1,136) million, US$(779) million, US$(394) million, respectively. Before restructuring charges relating to the Transformation Plan and impairments of assets, EBIT amounted to US$41 million in 2015, compared to US$160 million in 2014 and US$423 million in 2013 before non-recurring items linked to Fugro and to Acquisition impairment and write-off.

EBITDAS for the years ended December 31, 2015, 2014 and 2013 was US$453 million, US$776 million, US$1,140 million, respectively. Excluding restructuring charges relating to the Transformation Plan, EBITDAS amounted to US$661 million in 2015, compared to US$994 million in 2014 and US$1,160 million in 2013 before non-recurring items linked to Fugro.

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

The following table presents a reconciliation of EBIT to Operating income for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in millions of US$)
EBIT	(1,136.2)	(779.2)	(394.3)
Less share of income in companies accounted for under equity method	21.4	(81.7)	0.6

Operating income	(1,157.6)	(697.5)	(394.9)

The following table presents a reconciliation of EBITDAS to Net cash provided by operating activities, according to our cash flow statement, for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in millions of US$)
EBITDAS	452.8	775.7	1,139.7
Other financial income (loss)	(54.5)	(43.0)	(22.3)
Variance on Provisions	98.5	116.1	39.6
Net gain on disposal of fixed assets	(27.2)	(7.3)	(90.3)
Dividends received from affiliates	5.1	30.7	10.0
Other non-cash items	(3.0)	44.8	4.5
Income taxes paid	(19.2)	(22.9)	(117.3)
Change in trade accounts receivables	76.8	7.6	46.5
Change in inventories and work-in-progress	53.2	40.3	(46.8)
Change in other current assets	25.7	12.8	25.5
Change in trade accounts payables	(144.1)	(73.4)	(76.9)
Change on other current liabilities	(33.5)	(36.3)	0.5
Impact of changes in exchange rate	(22.5)	19.1	(5.0)

Net cash provided by operating activities	408.1	864.2	907.7

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

Free cash flow amounted to outflows of US$130 million in 2015 compared to outflows of US$137 million in 2014 and outflows of US$50 million in 2013. Before restructuring charges relating to the Transformation Plan, free cash flow amounted to outflows of US$9 million in 2015, compared to outflows of US$76 million in 2014 and inflows of US$5 million in 2013.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments due by period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of US$)
Long-term debt obligations:
— Repayments: fixed rates	34.5	70.4	939.5	1,024.6	2,069.0
— Repayments: variables rates(a)	34.5	436.6	350.0	—	821.1
— Bonds and facilities interests	150.5	285.2	197.2	62.9	695.8

Total Long-term debt obligations	219.5	792.2	1,486.7	1,087.5	3,585.9

Finance leases:
— Finance lease Obligations: fixed rates	13.1	25.9	21.1	17.2	77.3
— Finance lease Obligations: variables rates(a)	—	—	—	—	—
Total Finance lease obligations	13.1	25.9	21.1	17.2	77.3

Bareboat agreements	129.8	208.4	115.9	64.2	518.3

Other operating lease agreements	74.7	96.8	53.0	84.5	309.0

Total Contractual Obligations(b)	437.1	1,123.3	1,676.7	1,253.4	4,490.5

(a)	Payments are based on the variable rates applicable as of December 31, 2015.
(b)	Payments in foreign currencies are converted in US$ at December 31, 2015 exchange rates.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Trend information

Currency Fluctuations

We face foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in US dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the US dollar and euro or other currencies may adversely affect our operating results. More than 74% of our turnover was denominated in US dollars in 2015, 2014 and 2013.

Fluctuations in the exchange rate of the US dollar against other currencies, particularly the euro, have had in the past and will have in the future a significant effect upon our results of operations, which are reported now in US dollars. Since we participate in competitive bids for data acquisition contracts that are denominated in US dollars, the depreciation of the US dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in US dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of December 31, 2015, we estimated our annual fixed expenses in euros to be approximately €450 million and as a result, an unfavorable variation of US$0.2 in the average yearly exchange rate between the US dollar and the euro would reduce our operating income and our shareholders’ equity by approximately US$90 million.

As of December 31, 2015, we and our subsidiaries whose functional currency is the euro had dollar denominated assets and liabilities of US$1,284.6 million and €1,348.3 million, respectively. Our net exchange rate exposure was US$(63.7) million before hedging.

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

In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling US dollars forward at average contract maturity dates that we attempt to match with future net US dollar cash flows (revenues less costs in US dollars) expected from firm contract commitments, generally over the ensuing three to six months. At December 31, 2015, 2014, and 2013, we had US$5.0 million US$26.2 million, and US$5.0 million respectively, of notional amounts outstanding under euro/US dollar forward exchange contracts.

We do not enter into forward foreign currency exchange contracts for trading purposes.

Interest Rates

Drawings under our credit revolving facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, our interest expenses vary in line with movements in short term interest rates. However, 73% of our debt consists of fixed-rate bonds, as well as a number of fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations.

As of December 31, 2015, our net variable-rate assets due in less than one year totaled US$126 million. Our variable interest rate indebtedness carried an average interest rate of 5.1% in 2015 and our investments and other financial assets earned interest at an average rate of 0.9%. As a result, a 1% increase in interest rates would increase our income before tax and shareholders’ equity by US$1.3 million, whereas a 1% decrease in interest rates would decrease our income before tax and shareholders’ equity by US$1.3 million.

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

We have significant tax losses carried forward that are available to offset future taxation on income earned in certain OECD countries. We recognize deferred tax assets only when the recovery is considered as probable. When financial forecasts are revised downward, we reconsider the depreciation of our deferred tax assets recognized for prior periods.

In 2015, deferred taxes recognized for prior periods amounted to an expense of US$48.9 million, including a reversal of deferred tax assets on French losses carried forward amounting to US$48.0 million, based on a revised 2016-2020 tax planning (see note 24 to our consolidated financial statements).

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

Name	Independent(a)	Position	Age	Nationality	Initially appointed(c)		Term expires		Number of shares/ ADS held as of December 31, 2015	Number of shares/ ADS held as of March 31, 2016
Remi Dorval(1)	Yes	Chairman	65	French	2005		2018		6,000 shares	24,000 shares
Jean-Georges Malcor	No	Chief Executive Officer & Director(b)	59	French	2011		2019		60,894 shares	243,576 shares
Loren Carroll(2)	Yes	Director	72	US	2007		2017		500 ADS	500 ADS
Michael Daly(1)	Yes	Director	62	English	2015	(d)	2017		1,000 shares	5,000 shares
Anne Guérin(1)(2*)	No	Director	47	French	2015	(e)	2016		5,000 shares	5,000 shares
Didier Houssin(1)(3*)	No	Director	59	French	2015	(f)	2016	(g)	5,000 shares	4,000 shares
Agnès Lemarchand(2)(3)	Yes	Director	61	French	2012		2017		6,000 shares	6,000 shares
Gilberte Lombard(2)(4)	Yes	Director	71	French	2011		2019		5,083 shares	20,332 shares
Hilde Myrberg(3)(4*)	Yes	Director	58	Norwegian	2011		2019		500 shares & 4,500 ADS	500 shares & 4,500 ADS
Robert Semmens(1)(3)	No	Director	58	US	1999		2019		4,992 shares & 965 ADS	24,992 shares
Kathleen Sendall(3)(4)	Yes	Director	63	Canadian	2010		2018		500 ADS	5,000 ADS
Daniel Valot(4)	No	Director	71	French	2001		2016		5,243 shares	6,876 shares

(1)	Member of Technology/Strategy Committee.
(2)	Member of Audit Committee.
(3)	Member of Appointment-Remuneration Committee.
(4)	Member of Health, Safety, Environment & Sustainable Development Committee.

* Member of this Committee since March 24, 2016.

(a)

Independent Director within the meaning of the Governance Code of the Association Française des Entreprises Privées — Mouvement des Entreprises de France. See “Item 6: Directors, Senior Management and Employees — Board Practices”.

(b)	His term as Chief Executive Officer expires in 2017.
(c)	All current Directors have been appointed pursuant to Article L.225-17 of the French Commercial Code.
(d)

Mr. Daly was appointed by cooptation by the Board of Directors’ meeting held on September 30, 2015 in place of Mr. Terence Young. Ratification of this appointment was approved at the Combined General Meeting held on January 11, 2016.

(e)

Mrs. Guérin was appointed by cooptation by the Board of Directors’ meeting held on April 22, 2015 in place of Mr. Jean-Yves Gilet. Ratification of this appointment was approved at the Combined General Meeting held on May 29, 2015.

(f)

Mr. Houssin was appointed by cooptation by the Board of Directors’ meeting held on July 30, 2015 in place of Mr. Olivier Appert. Ratification of this appointment was approved at the Combined General Meeting held on January 11, 2016.

(g)	Renewal of this term of office will be proposed at the Combined General Meeting to be held on May 27, 2016.

Mr. Remi Dorval, 65, is a graduate of the École Centrale de Paris, the Institut d’Études Politiques and the École Nationale d’Administration. He has been Chairman of our Board of Directors since June 4, 2014. He served as a civil Board member of the Direction des Hydrocarbures of the Industry Ministry from 1979 to 1984 and a civil Board member of the Direction du Trésor of the Economy and Finance Ministry from 1984 to 1986. Between 1986 and 1990, he was successively, within the International Bank of Western Africa, General Manager of the US Branch in New York, then Managing Director of a subsidiary in Gabon and then Executive Vice President in charge of Treasury, Financial Markets Department and Asset Management. Until 2010, he was Chief Executive Officer and Director of Soletanche-Bachy Entreprise, Senior Executive Vice President of Soletanche Freyssinet, Director, Chairman and Chief Executive Officer of Solétanche Bachy France, Chairman of Forsol, Chairman of SB 2007, a Director of SHPIC, Bachy Soletanche Holdings, SBUSA, Soldata Iberia and

Nicholson. He was also a member of the Supervisory Board of CGG Holding BV. He was Executive Vice President of Vinci, a Euronext Paris-listed company from 2010 to 2015. He also served as Chairman of La Fabrique de la Cité.

Mr. Jean-Georges Malcor, 59, is a graduate of the École Centrale de Paris, holds a Doctorate from the École supérieure des Mines de Paris and a Master in Science from Stanford University. He has been Chief Executive Officer of CGG SA since June 30, 2010 and a Director of CGG SA since May 4, 2011. From January 1, 2010 to June 30, 2010, he served as President of CGG. Mr. Malcor began his career at the Thales group as an acoustic engineer (1983-1987) in the Underwater Activities division, where he was in charge of hydrophone and geophone design and towed streamer programs. He then moved to Sydney-based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Mr. Malcor became Director of Marketing & Communications (1991), then Director, Foreign Operations, of Thomson Sintra Activités Sous-Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, he became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Wooloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations, at Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales, including ship design, building and maintenance. In January 2009, he became Senior Vice President in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. He also serves as Chairman of the Board of Directors of Sercel Holding SA, and as a member of the Board of Directors of the Arabian Geophysical and Surveying Company (ARGAS), a company 49% held by the CGG Group. He is also a Director, member of the Audit Committee and member of the Supervisory Board of STMicroelectronics (a company listed on Euronext Paris, the New York Stock Exchange and Borsa Italiana), a member of the Supervisory Board of Fives SA, General Manager of SCI l’Australe, Chairman of the Board of Directors of Universcience Partenaires, Chairman of the Association des Centraliens, Director of Oceanides association and of the École Centrale Supélec, and an active member of the GEP-AFTP and of Cluster Maritime Français.

Mr. Loren Carroll, 72, joined our Board of Directors on January 12, 2007. Until that date, Mr. Carroll had been a Director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco LLC. and was also Executive Vice President of Smith International, Inc. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International held a 60% interest in M-I Swaco L.L.C. Until 2010, he was a Director of Smith International and a member of the Supervisory Board of CGG Holding BV. Mr. Carroll currently serves as Chairman of the Board of Directors of KBR Inc.

Mr. Michael Daly, 62, is a graduate of The University College of Wales, Leeds University (PhD) and Harvard Business School (PMD). Mr. Daly is a British geologist, oil and gas executive and academic. He joined the Geological Survey of Zambia in 1976, mapping the remote Muchinga Mountains of northeast Zambia. He began his business career with BP in 1986 as a research geologist. After a period of strategy work and E&P positions in Venezuela, the North Sea and London, he became President of BP’s Middle East and S. Asia E&P business. In 2006, Mr. Daly became BP’s Global Exploration Chief and a Group Vice President. He served on BP’s Group Executive Team as Executive Vice President from 2010, and retired in 2014 after 28 years with the company. He currently serves as Senior Director at Macro Advisory Partners, Non-Executive Director with Tullow Oil, and as Visiting Professor in Earth Sciences at The University of Oxford.

Ms. Anne Guérin, 47, is a graduate of ESCP EUROPE Business School. She joined Banque du Développement des PME in 1991, first as associate in a regional office, setting up medium and long term loans for SME’s, and then in the Marketing Division in the headquarters. In 2000 she joined Avenir Entreprises (Private Equity - Investment in small caps) where she was Investment Director until 2005. After a 3-year stay in Ireland where she dedicated her time to non-profit organizations such as Irish Blind Sports and ATD Fourth World, she became Regional Director of Bpifrance Ile-de-France Ouest in 2008. In 2014, she became Head of

Export Finance for Bpifrance in charge of setting up and launching this new activity for the group. She currently also serves as Board member of VoisinMalin, a French non-profit organization working on social empowerment in poor districts.

Mr. Didier Houssin, 59, graduated from the École nationale d’administration and has a Master’s degree in International Law from Université de Paris 1 - La Sorbonne. He also has a degree in Political Science from the Institut d’études politiques de Paris. On April 8, 2015, Didier Houssin was appointed Chairman and CEO of IFP Energies nouvelles. Prior to that, in December 2012, he was appointed Director of Sustainable Energy Policy and Technology at the International Energy Agency (IEA). In this role, he was responsible for the development of low-carbon technologies and energy transition (ETP scenarios to 2050, technology roadmaps, carbon capture and sequestration and the IEA’s international RD&D network). From July 2007 to October 2012, he was Director of Energy Markets and Security at the IEA. In this role, he was responsible for analyzing energy markets, in particular oil, gas, electricity and renewable energies, and overseeing security of supply. Before joining the IEA, Mr. Houssin had wide-ranging experience in numerous posts both in the French Government and the private industrial sector. From 1997 to 2004, he was Director of Energy and Mineral Resources in the French Ministry of Economy and Finances, and from 2004 to 2007, he was Managing Director of BRGM, the French Geological Survey, with extensive management responsibilities over the 850-strong group. From 1987 to 1990, Mr. Houssin held a position in European Affairs at Total, where he was responsible for developing EU strategy. He currently also serves as Chairman of Tuck Foundation (France) and Chairman of the ANCRE (Alliance Nationale de Coordination de la Recherche pour l’Énergie)

Ms. Agnès Lemarchand, 61, joined our Board of Directors on September 21, 2012. She graduated from ENSCP (French engineering school) and holds a Master’s degree from MIT (chemical engineering) and an MBA from INSEAD. She started her career in various positions within the Rhone-Poulenc group, where she worked from 1980 to 1985. In 1986, she was appointed Chief Executive Officer of Industrie Biologique Française, a company of the Health segment of the Rhone Poulenc Group in the US. In 1991, she joined the group Ciments Français as Chief Executive Officer of Prodical, the industrial minerals segment, from 1991 to 1996. In 1997, she joined the Lafarge Group, and was Head of Strategy for the Specialty products segment. From 1999 to 2004, she was Chief Executive Officer of Lafarge Lime, where she developed the lime business in Europe and North America. In 2004, she led a management buyout of the UK lime business and in 2005, she founded Steetley Dolomite Ltd, and was its Executive Chairman until 2014, when the company was sold to Lhoist. She currently serves as Director and member of the Financial Statements Committee of Saint Gobain, and as member of the Board of Directors and the Audit Committee of Biomérieux (two companies listed on Euronext Paris). She is also a member of the Supervisory Board (representing Bpifrance Participations), member of the Audit Committee, member of the Appointment and Remuneration Committee of Vivescia Industries (formerly named SICLAE) and Chairman of Orchad SAS.

Ms. Gilberte Lombard, 71, joined our Board of Directors on May 4, 2011. She held various financial positions within HSBC France (formerly Credit Commercial de France) from 1990 until her retirement in February 2011. She began her career as a financial analyst and then joined the M&A department of Credit Commercial de France. After Credit Commercial de France was privatized in 1987, she became the investor relations officer in charge of relationships with financial analysts and institutional investors. She also coordinated the information policy for both major bank shareholders and individual bank shareholders from 1987 to 2000. In 2000, she was appointed as head of financial transactions in charge of structuring and implementing sales, acquisitions and mergers for HSBC France (which by now had taken over Credit Commercial de France) and managing its industrial and financial portfolio. She was appointed a member of the Board and the Audit Committee of several companies within the HSBC group in France. She was also appointed as Secretary of the Board of Directors in 1990. Ms. Lombard continues to serve as a member of the Supervisory Board, member of the Audit Committee and member of the Remuneration Committee of Zodiac Aerospace, and as Director, Chairman of the Remuneration Committee and member of the Audit Committee of Robertet SA, two Euronext Paris-listed companies. She is a Director of the Vernet Retraite association. Ms. Lombard holds a Masters degree in Economic Sciences and is a graduate of the INSEAD Advanced Management Program. She is Chevalier de la Légion d’Honneur.

Ms. Hilde Myrberg, 58, joined our Board of Directors on May 4, 2011. Until her retirement in 2012, she held the positions of Senior Vice President of Corporate Governance and Compliance at Orkla ASA, as well as Secretary of the Board, a Norwegian company listed on the Oslo Stock Exchange and operating in branded consumer goods, aluminum solutions, materials, renewable energy and financial investments, where she also served as Secretary of the Board until her retirement in 2012. From 2006 to 2011, she was Executive Vice President at Orkla ASA as the head of corporate functions, including human resources, communication, legal and internal audit. Previously, she served as head of the markets sector, including activities ranging from platform to market oil and gas and the power and renewable energy business, at Hydro Oil & Energy until 2006. From 2005 to 2007, she was a Board member of Kongsberg Automotive ASA. From 2006 to 2011, she served as Board member of Borregaard AS, Sapa AB and Orkla Brands AS (Orkla subsidiaries). She also served as a Director of Renewable Energy Corporation ASA from 2009 to 2012 and as a member of the Supervisory of Jotun AS. She has been a Director and Vice-Chairman of the Board of Petoro AS since 2006. She also serves as a Director of Norges Bank (the Central Bank of Norway and the Norwegian Bank Investment Management), as a Director of Nordic Mining ASA (listed on the Oslo Stock Exchange) and she is a member of the Nomination Committee of Det Norske Oljeselskap ASA (listed on the Oslo Stock Exchange) and NBT AS. Ms. Myrberg holds a law degree from the University of Oslo and an MBA from INSEAD. She also attended a course of French civilization at the Sorbonne in Paris.

Mr. Robert Semmens, 58, is a private investor and adjunct professor of finance at the Leonard N. Stern School of Business (New York University). He holds a law degree from Northwestern University School of Law and an MBA in Finance and Accounting from the J.L. Kellogg Graduate School of Management at Northwestern University. He was Vice President of Goldman Sachs & Co. in Investment Banking, and at J. Aron and Principal Investing, all in energy related businesses. He was co-founder of The Beacon Group, where he raised and co-managed private equity funds in the energy business. Mr. Semmens joined the Board of CGG in connection with an investment made by the Beacon Group in CGG in 1999. At CGG, he has served on the Audit, Appointment-Remuneration and Strategic Committees of the Board and has been a Director of Sercel. He has served on more than 15 boards, all in the energy business. He is also a member of New York Angels, one of the most active angel investing groups in the world. He currently serves as a Director of MicroPharma Ltd (Canada), Bronco Holdings LLC (USA) and DeBusk Holdings LLC (USA).

Ms. Kathleen Sendall, 63, joined our Board of Directors on May 5, 2010. She is a mechanical engineering graduate of Queen’s University (Ontario), holds an Honorary Doctorate from the University of Calgary and is a graduate of the Western Executive Program. She began her career as a junior process engineer for Petro-Canada in 1978, and then was a project engineer for compressor station design and construction at Nova, an Alberta corporation for two years. Ms. Sendall held various positions within Petro-Canada between 1984 and 1996. From 1996 to 2000, she was Vice President Engineering & Technology, and was Vice President, Western Canada Development & Operations until 2002. Ms. Sendall was appointed Senior Vice President, North American Natural Gas of Petro-Canada from 2002 to 2009. She was also a Governor on the Board of Governors of the University of Calgary until 2010 and Governor and Chair of the Board of the Canadian Association of Petroleum Producers. Mrs. Sendall is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA). She is a member of the Board of Directors and Vice-Chairman of Alberta Innovates — Energy & Environment Solutions, and she also serves as a Director of ENMAX and as trustee of the Ernest C. Manning Awards Foundation. She is a Director and Chairman of Climate Change and Emissions Management Corporation (Canada). Ms. Sendall was invested as a member of the Order of Canada in 2011 and was awarded the Queen’s Jubilee Medal in 2012.

Mr. Daniel Valot, 71, was Chairman and Chief Executive Officer of Technip from September 1999 until April 2007. Mr. Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Until 2010, he was a member of the Supervisory Board of CGG Holding B.V. Mr. Valot is a Director, Chairman of the Audit Committee, and a member of the Nomination and Remuneration Committee of Albioma, an Euronext Paris-listed company.

Executive Officers

Under French law and our current statuts, the Chief Executive Officer has full executive authority to manage our affairs and has full power to act on our behalf and to represent us in dealings with third parties, subject only to (i) the corporate purpose of the Company, (ii) those powers expressly reserved by law to the Board of Directors or our shareholders and (iii) limitations that the Board of Directors may resolve, such limitations not being binding on third parties. The Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and remove the Chief Executive Officer at any time. In accordance with French corporate law, our current statuts provide for either the election by the Board of Directors of one person to assume the position of Chairman and Chief Executive Officer or the division of such functions between two different persons. The Board of Directors decided to separate the roles of Chairman and Chief Executive Officer. Since June 4, 2014, Mr. Dorval has held the position of Chairman, and since June 30, 2010, Mr. Malcor has held the position of Chief Executive Officer. Our current statuts also allow that the Board of Directors to appoint up to five corporate officers (Directeurs Généraux Délégués) upon proposal of the Chief Executive Officer, whether or not this person is also the Chairman of the Board. Stéphane-Paul Frydman, Pascal Rouiller and Sophie Zurquiyah were each appointed to this position by our Board of Directors. Their terms of office will expire on February 25, 2018.

The following table sets forth the names of members of our Corporate Committee and their current positions with us.

Name	Current position
Jean-Georges Malcor	Chief Executive Officer
Stéphane-Paul Frydman	Corporate Officer Group Chief Financial Officer
Pascal Rouiller	Corporate Officer Chief Operating Officer
Sophie Zurquiyah	Corporate Officer Chief Operating Officer
David Dragone	Executive Vice President, Human Resources

Mr. Stéphane-Paul Frydman, 52, is a graduate of the École Polytechnique of Paris and the École des Mines of Paris. He was appointed as Corporate Officer on February 29, 2012. He has also been Group Chief Financial Officer since January 2007. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG Group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was, from April 2000 to November 2002, an Investor Officer of Butler Capital Partners, a private equity firm and from June 1997 to March 2000, Industrial Advisor to the French Minister of the Economy and Finances. Mr. Frydman is currently a Director of Sercel SA, Sercel Holding SA, CGG Services SA, CGG Holding (U.S.) Inc. and Chairman of the Board of Directors of CGG International SA.

Mr. Pascal Rouiller, 62, is a graduate of the École Centrale de Paris. He was appointed as Corporate Officer on February 29, 2012. He is also Chief Operating Officer of the CGG Group, and serves as Chairman and Chief Executive Officer of Sercel SA since September 2005, after having served as Chief Operating Officer of the Sercel group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President for the Asia-Pacific region from May 1992 to September 1995. Mr. Rouiller is Chief Executive Officer of Sercel Holding SA, Chairman of the Board of Directors of Sercel (Beijing) Technological Services Co. Ltd. and of Sercel Australia Pty. Ltd., Chairman of the Board of Sercel Canada Ltd., Vice President of Sercel-GRC, Chairman of the Board of Directors of Hebei Sercel Junfeng Geophysical Prospecting Equipment Co. Ltd., Director of Sercel Singapore Private Ltd., Director and Chief Executive Officer of Sercel Inc., and Director of Seabed Geosolutions B.V. (a Dutch company 40% held by the CGG Group).

Ms. Sophie Zurquiyah, 49, was appointed Corporate Officer with effective date on September 1, 2015. She has been Senior Executive Vice President, Geology, Geophysics & Reservoir (GGR) segment since February 4, 2013. She joined CGG after 21 years in the oilfield services industry, working for Schlumberger in P&L and in positions covering R&D and Operations, in France, the United States and Brazil. Her most recent roles include Chief Information Officer (CIO), President of Data and Consulting Services that provided Processing, Interpretation and Consulting services for most of Schlumberger’s business lines, and Vice President of Sustaining Engineering that included all support and improvements to commercial products, services and technologies worldwide. She serves as Senior Executive Vice President of CGG Services (U.S.) Inc. and is Chief Operating Officer of the CGG Group.

Mr. David Dragone, 39, is Executive Vice President, Human Resources, a position he has held since April 2013. Based in Paris, Mr. Dragone leads CGG’s HR Corporate Function which assists and advises CGG management in their missions of developing the women and men of CGG, designing and implementing organizational changes, and supporting the business and its employees. Prior to this appointment David served as SVP, Talent Management & People Development. He began his career working for Schlumberger where he held various HR positions over a period of seven years, ranging from his first assignment as Compensation and Benefits Analyst to his last assignment with Schlumberger as HR Director for the EMEA region and for all the Product Centers of WesternGeco. He then worked for Areva for six years, where he held the position of VP, HR, first for its Mining Division and then for its Front End Division. Mr. Dragone graduated with a Master’s in Economics from Paris Panthéon-Sorbonne University and a Master’s in Human Resources from Paris Assas University.

Compensation

a) General principles

Pursuant to Article L.225-37 of the Commercial Code, the compensation of the Chairman of the Board, the Chief Executive Officer and the Corporate Officers (Directeurs Généraux Délégués) is defined by the Board of Directors upon proposal from the Appointment-Remuneration Committee.

The Chairman of the Board of Directors, the Chief Executive Officer and the three Corporate Officers (Directeurs Généraux Délégués) will be hereinafter referred to as the “Executive Officers”.

The positioning of the compensation of the Executive Officers of the Company is regularly reviewed against the Company’s sector and comparable compensation markets on the basis of studies carried out by specialized external firms.

Chairman of the Board of Directors

The compensation of Mr. Remi Dorval, who has been Chairman of the Board of Directors since June 4, 2014, is composed of a fixed element and a fixed amount of Directors’ fees. He does not benefit from any other kind of compensation.

Chief Executive Officer and Corporate Officers

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

Such aggregate compensation includes a fixed element, a variable bonus and benefits in kind (company car). The bonus for a given fiscal year is determined and paid during the first semester of the following fiscal year. The target amount of the short term variable incentive (the target being paid when 100% of the quantitative and qualitative objectives are achieved) applied to the Chief Executive Officer and the Corporate Officers is expressed as a percentage of the fixed part of the compensation. It is equal to 100% of the fixed salary for the Chief Executive Officer and to 75% of the fixed salary for the Corporate Officers.

Finally, in case of financial overachievement, the allocation of short term variable incentive compensation may involve:

•	the quantitative criteria (financial objectives) for a maximum of 133.3% of the fixed salary for the Chief Executive Officer and of 100% of the fixed salary for the Corporate Officers, and

•	the qualitative criteria (individual objectives) for a maximum of 66.6% of the fixed salary for the Chief Executive Officer and of 50% of the fixed salary for the Corporate Officers.

b) Annual fixed and variable compensation of the Executive Officers for 2014 and 2015 fiscal years

Compensation of Mr. Remi Dorval, Chairman of the Board of Directors since June 4, 2014

The gross fixed compensation earned by and paid by the Company and its subsidiaries to Mr. Remi Dorval, Chairman of the Board of Directors, for fiscal years 2014 and 2015, is set forth in the table below.

For fiscal year 2014, during a meeting held on July 31, 2014, the Board of Directors resolved that Mr. Dorval would benefit, as Chairman of the Board of Directors, from a fixed amount of Directors’ fees, set at €65,000, and from a fixed remuneration set at €115,000. Therefore, these fixed remuneration and fixed amount of Directors’ fees were paid on a prorate basis as from June 4, 2014, the date on which his appointment as Chairman of the Board of Directors became effective. Prior to this date, Mr. Dorval received an amount of Directors’ fees calculated based on the common rules to be applied to all Directors (see Item 6 “Directors’ compensation” of our annual report on Form 20-F).

For Fiscal year 2015, during a meeting held on March 26, 2015, the Board of Directors renewed the compensation structure of Mr. Dorval. In addition, he benefited from a benefit in kind (company car), which was deducted from his fixed compensation.

	2014				2015
Remi Dorval Chairman of the Board of Directors	Amounts earned		Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€66,314.36		€66,314.36		€112,001.22		€112,001.22
Annual variable compensation	N/A		N/A		N/A		N/A
Multi-annual variable compensation	N/A		N/A		N/A		N/A
Exceptional compensation	N/A		N/A		N/A		N/A
Retirement Indemnity	N/A		N/A		N/A		N/A
Director’s fees	€78,395.82	(1)	€82,539.85	(2)	€65,000.00	(3)	€78,395.82	(1)
Benefits in kind	N/A		N/A		€2,560.00		€2,560.00
Total	€144,710.18		€148,854.21		€179,561.22		€192,957.04

(1)	Paid in January 2015 for fiscal year 2014.
(2)	Paid in January 2014 for fiscal year 2013.
(3)	Paid in January 2016 for fiscal year 2015.

For fiscal year 2016, upon the recommendation of the Appointment-Remuneration Committee, during a meeting held on March 24, 2016, the Board of Directors resolved that Mr. Dorval would benefit, as Chairman of the Board of Directors, from a fixed remuneration set at €112,001.22 and from a benefit in kind (company car) amounting to €2,560.00. The fixed amount of Directors’ fees for the 2016 fiscal year will be determined during the Board of Directors meeting to be held on May 27, 2016.

Compensation of Mr. Jean-Georges Malcor, Chief Executive Officer

The variable part of the Chief Executive Officer’s compensation is based on qualitative criteria (individual objectives), accounting for a third of the variable compensation, and quantitative criteria (financial objectives), accounting for two-thirds of the variable compensation. His target amount was set at 100% of his fixed compensation.

For fiscal year 2014, during a meeting held on March 26, 2014, the Board of Directors resolved that the variable compensation of Mr. Malcor would be composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Net earnings per share (25% weighting), Group free cash flow (15% weighting), Group external revenues (20% weighting), Group EBIT (20% weighting), and EBITDA minus tangible and intangible investments made in the course of the fiscal year (20% weighting); and

•

Qualitative criteria based on the achievement of individual objectives, related to Group governance, implementation of our restructuring plan, relations with our major customers, shareholders and financial market, our promotion and development in the industry, operational performance and human resources.

In 2014, Mr. Jean-Georges Malcor’s objectives were achieved at 37% of the target amount of his variable compensation and of his fixed compensation.

For fiscal year 2015, during a meeting held on March 26, 2015, the Board of Directors slightly amended the variable compensation structure of Mr. Malcor, which was composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group EBIT (25% weighting), and EBITDA minus tangible and intangible investments made in the course of the fiscal year (25% weighting).

The level of achievement for each objective has been precisely determined by the Board of Directors but is not disclosed for confidentiality reasons.

•

Qualitative criteria based on the achievement of individual objectives, related to Group governance, implementation of our restructuring plan, relations with our major customers, shareholders and financial market, our promotion and development in the industry, operational performance and human resources.

In 2015, Mr. Jean-Georges Malcor’s objectives were achieved at 76% of the target amount of his variable compensation and of his fixed compensation.

The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Jean-Georges Malcor in fiscal years 2014 and 2015 are set forth below:

	2014				2015
Jean-Georges Malcor Chief Executive Officer	Amounts earned		Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€630,000.00		€630,000.00		€630,000.00		€630,000.00
Annual variable compensation	€233,100.00	(3)	€257,040.00	(1)	€480,087.00	(2)	€233,100.00	(3)
Multi-annual variable compensation(4)	N/A		N/A		N/A		N/A
Exceptional compensation	N/A		N/A		N/A		N/A
Director’s fees	N/A		N/A		N/A		N/A
Benefits in kind	€11,880.00		€11,880.00		€11,880.00		€11,880.00
Total	€874,980.00		€898,920.00		€1,212,967.00		€874,980.00

(1)	Paid in March 2014 for fiscal year 2013.
(2)	Paid in March 2016 for fiscal year 2015.
(3)	Paid in March 2015 for fiscal year 2014.
(4)

Additional details on the multi-annual variable compensation implemented on June 24, 2014 and June 25, 2015 are provided below. No compensation was earned or paid pursuant to this mechanism in 2014 and 2015.

For fiscal year 2016, upon the recommendation of the Appointment-Remuneration Committee, during a meeting held on March 24, 2016, the Board of Directors decided to maintain the amounts of the fixed compensation and benefit in kind (company car) of Mr. Malcor, set at €630,000 and €11,880, respectively. With respect to his variable compensation for 2016, the quantitative criteria will be based on the achievement of budget objectives, as follows: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group EBITDA minus tangible and intangible investments made during the fiscal year (25% weighting), and Group operating income (25% weighting). The level of achievement for each objective has been precisely determined by the Board of Directors but is not disclosed for confidentiality reasons.

Corporate Officers (Directeurs Généraux Délégués)

Stéphane-Paul Frydman

The variable part of Mr. Frydman’s compensation is based on qualitative criteria (individual objectives), accounting for a third of the variable compensation, and quantitative criteria (financial objectives), accounting for two-thirds of the variable compensation. His target amount was set at 75% of his fixed compensation.

For fiscal year 2014, during a meeting held on March 26, 2014, the Board of Directors resolved that the variable compensation of Mr. Frydman would be composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Net earnings per share (25% weighting), Group free cash flow (15% weighting), Group external revenues (20% weighting), Group EBIT (20% weighting), and EBITDA minus tangible and intangible investments made in the course of the fiscal year (20% weighting); and

•

Qualitative criteria based on the achievement of individual objectives, related to Group governance, internal control, management of our financial resources, relations with investors and the financial market as a whole, strategy and management of our capital employed and human resources.

In 2014, Mr. Frydman’s objectives were achieved at 41% of the target amount of his variable compensation and 31% of his fixed compensation.

For fiscal year 2015, during a meeting held on March 26, 2015, the Board of Directors slightly amended the variable compensation structure of Mr. Frydman, which was composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group EBIT (25% weighting), and EBITDA minus tangible and intangible investments made in the course of the fiscal year (25% weighting).

The level for achievement of each objective has been precisely determined by the Board of Directors but is not disclosed for confidentiality reasons.

•

Qualitative criteria based on the achievement of individual objectives, related to Group governance, internal control, management of our financial resources, relations with investors and the financial market as a whole, strategy and management of our capital employed and human resources.

In 2015, Mr. Frydman’s objectives were achieved at 76% of the target amount of his variable compensation and 57% of his fixed compensation.

The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Frydman in fiscal years 2014 and 2015 are set forth below:

	2014				2015
Stéphane-Paul Frydman Corporate Officer	Amounts earned		Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€346,080.00		€346,080.00		€346,080.00		€346,080.00
Fixed compensation as Executive Officer	€80,000.00		€80,000.00		€80,000.00		€80,000.00
Profit sharing	€0.00		€5,055.55	(1)	N/A	(2)	€0.00
Annual variable compensation	€131,020.00	(5)	€142,896.00	(3)	€243,522.00	(4)	€131,020.00	(5)
Multi-annual variable compensation(6)	N/A		N/A		N/A		N/A
Exceptional compensation	N/A		N/A		N/A		N/A
Director’s fees	N/A		N/A		N/A		N/A
Benefits in kind	€4,800.00		€4,800.00		€4,800.00		€4,800.00
Total	€561,900.00		€578,831.55		€674,402.00		€561,900.00

(1)

Paid in July 2014 for fiscal year 2013, pursuant to the profit sharing agreement dated June 20, 2012 and relating to 2012, 2013 and 2014 fiscal years. Mr. Frydman benefited from this profit sharing agreement by virtue of his employment agreement.

(2)	The profit sharing agreement dated June 20, 2012 has not been renewed.
(3)	Paid in March 2014 for fiscal year 2013.
(4)	Paid in March 2016 for fiscal year 2015.
(5)	Paid in March 2015 for fiscal year 2014.
(6)

Additional details on the multi-annual variable compensation implemented on June 26, 2014 and June 25, 2015 are provided below. No compensation was earned or paid pursuant to this mechanism in 2014 and 2015.

For fiscal year 2016, upon the recommendation of the Appointment-Remuneration Committee, during a meeting held on March 24, 2016, the Board of Directors decided to maintain the amounts of the fixed compensation and benefit in kind (company car) of Mr. Frydman, set at €346,080 and €4,800, respectively. His fixed compensation as Corporate Officer is also maintained at €80,000. With respect to his variable compensation for 2016, the quantitative criteria will be based on the achievement of budget objectives, as follows: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group EBITDA minus tangible and intangible investments made during the fiscal year (25% weighting), and Group operating income (25% weighting). The level of achievement for each objective has been precisely determined by the Board of Directors but is not disclosed for confidentiality reasons.

Pascal Rouiller

The variable part of Mr. Rouiller’s compensation is based on qualitative criteria (individual objectives), accounting for a third of the variable compensation, and quantitative criteria (financial objectives), accounting for two-thirds of the variable compensation. His target amount was set at 75% of his fixed compensation.

For fiscal year 2014, during a meeting held on March 26, 2014, the Board of Directors resolved that the variable compensation of Mr. Rouiller would be composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Net earnings per share (25% weighting), Group free cash flow (15% weighting), Group EBITDAS minus tangible and intangible investments made during the fiscal year (10% weighting), Equipment EBITDAS minus tangible and intangible investments made during the fiscal year (10% weighting), Equipment segment production (20% weighting), Group EBIT (10% weighting), and Equipment segment EBIT (10% weighting); and

•	Qualitative criteria based on the achievement of individual objectives, related to HSE, our Group performance plan, technology, strategic development of the Equipment segment and human resources.

In 2014, Mr. Rouiller’s objectives were achieved at 38% of the target amount of his variable compensation and 28% of his fixed compensation.

For fiscal year 2015, during a meeting held on March 26, 2015, the Board of Directors slightly amended the variable compensation structure of Mr. Rouiller, which was composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Group free cash flow (25% weighting), Group external revenues (12.5% weighting), Group EBITDA minus tangible and intangible investments made during the fiscal year (12.5% weighting), Equipment EBITDA minus tangible and intangible investments made during the fiscal year (12.5% weighting), Equipment segment production (12.5% weighting), Group EBIT (12.5% weighting), and Equipment segment EBIT (12.5% weighting).

The level of achievement for each objective has been precisely determined by the Board of Directors but is not disclosed for confidentiality reasons.

•	Qualitative criteria based on the achievement of individual objectives, related to HSE, our Group performance plan, technology, strategic development of the Equipment segment and human resources.

In 2015, Mr. Rouiller’s objectives were achieved at 67% of the target amount of his variable compensation and 50% of his fixed compensation.

The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Pascal Rouiller, in fiscal years 2014 and 2015 are set forth below:

	2014				2015
Pascal Rouiller Corporate Officer	Amounts earned		Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€346,080.00	(1)	€346,080.00	(1)	€346,080.00	(1)	€346,080.00	(1)
Fixed compensation as Executive Officer	€80,000.00		€80,000.00		€80,000.00		€80,000.00
Profit sharing	€0.00		€4,904.64	(2)	N/A	(3)	€0.00
Annual variable compensation	€120,368.00	(6)	€162,448.00	(4)	€213,844.00	(5)	€120,368.00	(6)
Multi-annual variable compensation(7)	N/A		N/A		N/A		N/A
Exceptional compensation	N/A		N/A		N/A		N/A
Director’s fees	N/A		N/A		N/A		N/A
Benefits in kind	€5,280.00		€5,280.00		€5,280.00		€5,280.00
Total	€551,728.00		€598,712.64		€645,244.00		€551,728.00

(1)	Including €12,000 paid pursuant to his position as Executive Officer in Sercel SA.
(2)

Paid in July 2014 for fiscal year 2013, pursuant to the profit sharing agreement dated June 20, 2012 and relating to 2012, 2013 and 2014 fiscal years. Mr. Rouiller benefited from this profit sharing agreement by virtue of his employment agreement.

(3)	The profit sharing agreement dated June 20, 2012 has not been renewed.
(4)	Paid in March 2014 for fiscal year 2013.
(5)	Paid in March 2016 for fiscal year 2015.
(6)	Paid in March 2015 for fiscal year 2014.
(7)

Additional details on the multi-annual variable compensation implemented on June 26, 2014 and June 25, 2015 are provided below. No compensation was earned or paid pursuant to this mechanism in 2014 and 2015.

For fiscal year 2016, upon the recommendation of the Appointment-Remuneration Committee, during a meeting held on March 24, 2016, the Board of Directors decided to maintain the amounts of the fixed compensation and benefit in kind (company car) of Mr. Rouiller, set at €346,080 (including €12,000 pursuant to his position as Executive Officer in Sercel SA) and €5,280, respectively. His fixed compensation as Corporate Officer is also maintained at €80,000. With respect to his variable compensation for 2016, the quantitative criteria will be based on the achievement of budget objectives, as follows: Group free cash flow (25%

weighting), Group external revenues (25% weighting), Group EBITDA minus tangible and intangible investments made during the fiscal year (25% weighting), and Group operating income (25% weighting). The level for achievement of each objective has been precisely determined by the Board of Directors but is not disclosed for confidentiality reasons.

Sophie Zurquiyah

Ms. Sophie Zurquiyah has been appointed Corporate Officer effective September 1, 2015. The Board of Directors resolved that, in addition to her duties as Corporate Officer, she would continue her employment contract with CGG Services (U.S.) Inc. (a US subsidiary of CGG SA), i.e. the supervision of the Subsurface Imaging, Multi-clients New Ventures, GeoSoftware and GeoConsulting business lines. Such position being technically distinct from her position as Corporate Officer, she will still benefit from a distinct compensation than the one due as Corporate Officer. The compensation due pursuant to her employment contract with CGG Services (U.S.) Inc. was not amended after her appointment as Corporate Officer. The Board of Directors resolved to allocate a fixed compensation amounting to €80,000.00 per year to Ms. Sophie Zurquiyah for her position as Corporate Officer.

For fiscal year 2015, Ms. Sophie Zurquiyah did not receive any other variable compensation than the one due for her position as Chief Operating Officer.

The gross fixed and variable compensations paid by the Company and its subsidiaries to Ms. Zurquiyah, in fiscal year 2015 are set forth below:

	2015
Sophie Zurquiyah Corporate Officer	Amounts earned		Amounts paid
Fixed compensation	€448,915.00	(1)	€448,915.00	(1)
Fixed compensation as Executive Officer	€26,668.00	(2)	€26,668.00	(2)
Profit sharing	N/A	(3)	N/A	(3)
Annual variable compensation	€248,073.81	(4)	€206,051.00	(5)(6)
Multi-annual variable compensation(7)	N/A		N/A
Exceptional compensation	N/A		N/A
Director’s fees	N/A		N/A
Benefits in kind	N/A		N/A
Total	€723,656.81		€681,634.00

(1)

The fixed compensation of Ms. Zurquiyah pursuant to her employment agreement is paid in US dollars. The above information is presented in euros, based on an average US$/€ exchange rate of 0.8978 over the fiscal year 2015.

(2)	Ms. Zurquiyah was appointed as Corporate Officer as of September 1, 2015. Therefore, the fixed compensation in this respect was paid on a prorate basis as of September 1, 2015.
(3)	Ms. Zurquiyah has not benefited from the profit sharing agreement dated June 20, 2012 since she joined the Group on February 4, 2013.
(4)

Paid in March 2016 for fiscal year 2015. This annual variable compensation relates to her employment agreement only. No annual variable compensation was paid to Ms. Zurquiyah in the course of 2015 pursuant to her position as Corporate Officer.

(5)	Paid in March 2015 for fiscal year 2014 with respect to Ms. Zurquiyah’s employment agreement.
(6)

The annual variable compensation paid in 2015 to Ms. Zurquiyah was paid in US dollars. The above information is presented in euros, based on an average US$/€ exchange rate of 0.8978 over the fiscal year 2015.

(7)

Additional details on the multi-annual variable compensation implemented on June 26, 2014 and June 25, 2015 are provided below. No compensation was earned or paid pursuant to this mechanism in 2014 and 2015.

For fiscal year 2016, upon the recommendation of the Appointment-Remuneration Committee, during a meeting held on March 24, 2016, the Board of Directors decided to maintain the fixed compensation of Ms. Zurquiyah for her position as Corporate Officer, set at €80,000.00.

The other components of Ms. Zurquiyah’s compensation, due pursuant to her employment contract, are paid by the company CGG Services (U.S.) Inc. For fiscal year 2016, her fixed compensation is set at US$500,000. With respect to her variable compensation for 2016, the quantitative criteria will be based on the achievement of budget objectives, as follows: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group EBITDA minus tangible and intangible investments made during the fiscal year (25% weighting), and Group operating income (25% weighting). The level of achievement for each objective has been precisely determined by the Board of Directors but is not disclosed for confidentiality reasons.

Multi-annual bonus plan in the form of performance units

On June 26, 2014 and June 25, 2015, the Board of Directors of the Company, upon the Appointment-Remuneration Committee’s proposal, implemented a multi-annual bonus system in the form of performance units, replacing the performance shares plans with a twofold objective:

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

The performance units vest upon the expiry of a three-year period from the allocation date subject to a presence condition in the Group at the time of vesting and achievement of certain performance conditions. These performance conditions are based on precise and predetermined qualitative criteria, which are not described in this report for confidentiality concerns. These performance conditions, each conditioning the vesting of 50% of the allocation, are based on the achievement of Group objectives related to the return on capital employed and balance sheet structure along with achievement of business segments’ financial objectives aligned with the Group strategic orientations over a three-year period.

The number of vested performance units under these two plans is based on achievement of the Group objectives up to 60% of the global allocation. The balance is allocated based on the achievement of the segments’ objectives.

The valuation of each vested performance unit under these two plans shall be equal to the average closing price of CGG shares on Euronext over the five trading days prior to the vesting date. The vested performance units will be paid half in cash and half in existing CGG shares.

The performance units allocated to the Chief Executive Officer and the Corporate Officers by the Board of Directors on June 26, 2014 and June 25, 2015 are set forth below:

Name of the Executive Officer	Date of Board meeting		Maximum number of Performance Units	Valuation of performance units pursuant to the method used for consolidated financial statements (€)	Acquisition date
Jean-Georges MALCOR Chief Executive Officer	06.26.2014		27,500	61,500	06.26.2017

Stéphane-Paul FRYDMAN Corporate Officer	06.26.2014		12,500	28,000	06.26.2017

Pascal ROUILLER Corporate Officer	06.26.2014		12,500	28,000	06.26.2017

Jean-Georges MALCOR Chief Executive Officer	06.25.2015		27,500	129,000	06.25.2018

Stéphane-Paul FRYDMAN Corporate Officer	06.25.2015		12,500	59,000	06.25.2018

Pascal ROUILLER Corporate Officer	06.25.2015		12,500	59,000	06.25.2018

Sophie ZURQUIYAH Corporate Officer	06.25.2015	(a)	10,000	47,000	06.25.2018

(a)	As of the date of this plan, Ms. Zurquiyah was not yet executive officer of the Company.

Corporate Committee

As of December 31, 2015, the compensation of the members of Corporate Committee consists of a fixed element and a bonus.

The variable part of this compensation is based on the achievement of Group’s financial objectives such as the operating income, free cash flow and external revenues of the Group, as well as on the achievement of commercial and financial objectives within each segment of the Group and their respective heads. This variable part is also based on the achievement of qualitative individual objectives.

Considering the importance of this variable part, the amount of the Corporate Committee members’ compensation may significantly vary from one year to another. The variable part is set and paid the following year, in March.

The aggregate compensation of our Corporate Committee, including the Executive Officers paid in fiscal year 2015 was €3,104,744, including the benefits in kind but excluding Directors’ fees, if any.

Contractual indemnity in case of termination

Chief Executive Officer

The Board of Directors of June 4, 2014, having renewed the term of office of Mr. Jean-Georges Malcor for a three-year period, also renewed, for the duration of this office, the terms and conditions of the advantages granted to Mr. Jean-Georges Malcor in case of termination of its term of office as they had previously been approved by the Board of Directors of May 10, 2012 and ratified by the General Meeting of May 3, 2013. These benefits were ratified during the General Meeting held on May 29, 2015.

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

Corporate Officers (Directeurs Généraux Délégués)

The benefits granted to Messrs. Frydman and Rouiller in case of their departure from the Group were renewed by the Board of Directors on February 25, 2015 upon renewal of their term of office and were ratified by the General Meeting of May 29, 2015.

The benefits granted to Ms. Zurquiyah in case of departure from the Group were approved by the Board of Directors on July 30, 2015 and will be submitted to the General Meeting of May 27, 2016 for ratification.

These benefits include the following:

Messrs. Frydman and Rouiller and Ms. Zurquiyah will benefit from a special termination indemnity in the event of a forced departure relating to a change of control or a change of strategy. The amount of this indemnity is set at the difference between:

(i)	a gross amount of 200% of the gross fixed compensation paid by the Company and/or any of its affiliates during the 12-month period preceding their departure date, to which is added the annual average of the variable compensation paid by the Company and/or any of its affiliates over the 36-month period preceding their departure date (hereinafter “the Reference Annual Compensation”), and

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

Payment of the full amount of the special termination indemnity is subject to the fulfillment of two conditions out of three. Should only one of the objectives be fulfilled, then the beneficiary would only be entitled to 50% of his/her special termination indemnity.

Finally, pursuant to said Article L.225-42-1 of the French Commercial Code in particular, the Board of Directors shall verify prior to the payment of the special severance payment (i) that the performance conditions described above are duly fulfilled and (ii) that the payment of such special termination indemnity complies with the Corporate Governance Code applicable at the date of departure.

Non-compete agreement

Chief Executive Officer

On June 30, 2010, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by Article L.225-38 et seq. of the French Commercial Code, the signature of a non-compete agreement between the Company and Mr. Jean-Georges Malcor. This agreement was ratified by the General Meeting held on May 4, 2011.

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

Corporate Officers (Directeurs Généraux Délégués)

On February 29, 2012, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by Article L.225-38 et seq. of the French Commercial Code, the signature of a non-compete agreement between the Company and Messrs. Frydman and Rouiller.

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

Ms. Zurquiyah benefits from the same non-compete provision in the framework of her employment contract with CGG Services (U.S.) Inc.

General benefits plan

Chairman of the Board of Directors

On March 26, 2015, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by Article L.225-38 et seq. of the French Commercial Code, the extension to Mr. Remi Dorval of the benefit of the Group’s general benefits plan applicable to all employees. This agreement was ratified during General Meeting held on May 29, 2015.

Chief Executive Officer

On June 30, 2010, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by Article L.225-38 et seq. of the French Commercial Code, the extension to Mr. Jean-Georges Malcor of the benefit of the Group’s general benefits plan applicable to all employees. This agreement was ratified by the General Meeting held on May 4, 2011.

Corporate Officers (Directeurs Généraux Délégués)

On February 29, 2012, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by Article L.225-38 et seq. of the French Commercial Code, the application of the collective benefit plan applicable to all employees of the Group to Messrs. Frydman and Rouiller. This agreement was ratified during the General Meeting on May 10, 2012.

On March 2, 2016, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by Article L.225-38 and seq. of the French Commercial Code, the application of the collective benefit plan applicable to all employees of the Group to Ms. Zurquiyah. Accession to this benefit plan is compulsory since, as Corporate Officer, Ms. Zurquiyah receives a remuneration from the Company. This agreement will be submitted to the General Meeting to be held on May 27, 2016 for ratification.

Individual insurance covering loss of employment

Pursuant to the procedure applicable to related-party agreements set forth by Article L.225-38 and seq. of the French Commercial Code, the Board of Directors authorized, on June 30, 2010, the Company to subscribe with GSC Gan, as from July 1, 2010, an individual insurance policy covering loss of employment, in favor of

Mr. Jean-Georges Malcor. The annual subscription fee payable by the Company amounts to €10,413.45 for 2015. This insurance provides for the payment of a maximum of 13.4% of his 2015 target compensation (corresponding to €169,910), for a duration of 12 months. This agreement was ratified during the General Meeting held on May 4, 2011.

Supplemental Retirement Plan

A supplemental retirement plan for the members of the Executive Committee of the Group (as composed prior to February 1, 2013) and the Management Board of Sercel Holding (as composed prior to April 19, 2012) (whom we refer to here as the “Beneficiaries”) was implemented on December 8, 2004. This plan was closed to new comers on July 1, 2014.

The Chief Executive Officer and the Corporate Officers (except Ms. Zurquiyah) benefit from this plan. It is an additive defined benefit plan with a cap. Accruals are acquired per year of service, with a double limit:

•	potential rights are applied in addition to the mandatory basic and supplementary pension schemes but cannot, however, procure in aggregate for all schemes, a replacement rate exceeding 50%;

•	potential rights are calculated on the basis of seniority with an upper limit of 20 years. They are accrued up to:

—	1.5% of the remuneration used as reference, per seniority year within the company and up to 20 years, for the portion of remuneration below 20 times the French Social security upper limit,

—	1% of the remuneration used as reference, per seniority year within the company and up to 20 years, for the portion of remuneration above 20 times the French Social security upper limit.

The remuneration used as reference is composed of the average fixed remuneration received by the beneficiary over the last three years of activity, increased by the short-term variable remuneration based on annual performance, pursuant to current policies in place within the Company. Considering the high cyclicity of the seismic market, which may result in a strong volatility in the variable remuneration, the average used is composed of the three highest payments over the past seven years preceding the date of retirement.

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

As of December 31, 2015, the Company’s commitment under the supplemental retirement plan for Mr. Jean-Georges Malcor, Chief Executive Officer, Mr. Stéphane-Paul Frydman and Mr. Pascal Rouiller, Corporate Officers, corresponds to an annual pension equal to 15%, 31% and 26% of their annual 2015 target compensation, respectively.

The aggregate present benefit value of this supplemental plan as of December 31, 2015 was €10,375,432 of which €886,508 has been recorded as an expense for fiscal year 2015.

Of such present benefit value, the portions relating to (i) Mr. Jean-Georges Malcor, Chief Executive Officer, are €1,856,905 and €381,533 respectively, (ii) Mr. Stéphane-Paul Frydman, Corporate Officer, are €1,726,795 and €153,637 respectively and (iii) Mr. Pascal Rouiller, Corporate Officer are €3,811,749 and €162,369 respectively.

Pursuant to her US employment contract, Ms. Sophie ZURQUIYAH benefits from a US supplemental retirement defined contribution plan (401k).

Directors’ compensation

Directors (excluding our Chief Executive Officer) as a group received aggregate compensation of €796,657.53 in January 2016 for services provided in their capacity as Directors during fiscal year 2015. This amount is divided into a fixed and variable component on the basis of one-third of the basic amount for function and two-thirds for presence as described hereafter. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to Directors except for our Chief Executive Officer (“Supplemental Retirement Plan”).

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

Chairman of the Board of Directors

On July 31, 2014, the Board of Directors resolved that the Chairman would benefit from a fixed amount of Directors’ fees of €65,000. In addition, he receives a fixed compensation as Chairman amounting to €115,000 (including a maximum amount of €8,000 relating to his company car, to be deducted from his fixed compensation).

Chief Executive Officer

The Chief Executive Officer, who is also a Director of the Company, does not receive Directors’ fees.

Stock-options and performance shares

Pursuant to applicable law, Directors, except the Chief Executive Officer, are not entitled to be allocated stock options and/or performance shares of the Company.

Non-Executive Directors

The following table sets forth the amounts CGG paid to its Directors, for the year ended December 31, 2015:

Name	Amount paid to CGG’s Directors for fiscal year 2015	Amount paid to CGG’s Directors for fiscal year 2014
Olivier Appert(1)	€42,637.35	€62,319.48
Loren Carroll	€69,686.99	€71,818.11
Michael Daly(2)	€16,336.37	N/A
Jean-Yves Gilet(3)	€18,326.50	€24,525.40
Anne Guérin(4)	€43,856.86	N/A
Didier Houssin(5)	€26,358.11	N/A
Agnès Lemarchand	€65,960.44	€62,412.72
Gilberte Lombard	€84,618.03	€79,685.24
Hilde Myrberg	€100,376.78	€81,651.66
Robert F. Semmens	€82,477.95	€81,545.53
Kathleen Sendall	€83,236.70	€80,877.71
Daniel Valot	€61,651.97	€82,051.87
Terence Young(6)	€36,133.49	€61,510.98

(1)	Mr. Appert resigned on July 30, 2015.
(2)	Mr. Daly was appointed by cooptation in place of Mr. Young, on September 30, 2015.
(3)	Mr. Gilet resigned on April 15, 2015.
(4)	Ms. Guérin was appointed by cooptation in place of Mr. Gilet, on April 22, 2015.
(5)	Mr. Houssin was appointed by cooptation in place of Mr. Appert, on July 30, 2015.
(6)	Mr. Young resigned on July 30, 2015.

As of December 31, 2015, our Directors and Executive Officers held an aggregate of 166,604 shares and 6,465 ADS of CGG. As of December 31, 2015, none of our Directors and Executive Officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.

Board practices

The Company complies with the AFEP-MEDEF Code of corporate governance for listed companies (the “AFEP-MEDEF Code”). This Code is available on the website of the MEDEF (www.medef.fr).

The Appointment-Remuneration Committee and the Board review the qualification of the Directors as independent on an annual basis before release of the annual reports.

In accordance with Article 9.1 of the AFEP-MEDEF Code, the Board of Directors considers that a Director is independent when he or she has no relationship of any kind whatsoever with the company, its group or its management that may impair his or her freedom of judgment. The Appointment-Remuneration Committee and the Board of Directors rely on the criteria set out by the AFEP-MEDEF Code to assess the independence of each Director as follows:

Name of the Director	Criterion no. 1	Criterion no. 2	Criterion no. 3	Criterion no. 4	Criterion no. 5	Criterion no. 6	Criterion no. 7	Qualification of independence established by the Board of Directors
Remi DORVAL	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Jean-Georges MALCOR	No	No	Yes	Yes	Yes	Yes	Yes	No
Loren CARROLL	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Michael DALY	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Anne GUERIN	Yes	Yes	Yes	Yes	Yes	Yes	No	No
Didier HOUSSIN	Yes	Yes	Yes	Yes	Yes	Yes	No	No
Agnès LEMARCHAND	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Gilberte LOMBARD	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Hilde MYRBERG	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Robert SEMMENS	Yes	Yes	Yes	Yes	Yes	No	Yes	No
Kathleen SENDALL	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Daniel VALOT	Yes	Yes	Yes	Yes	Yes	No	Yes	No

Yes = compliance with the AFEP-MEDEF Code in relation to independence criteria

No = non-compliance with the AFEP-MEDEF Code in relation to independence criteria

These criteria are the following:

Criterion no. 1: not to be an employee or an Executive Director of the corporation, or an employee or Director of its parent or a company that it consolidates, and not having been in such a position for the previous five years;

Criterion no. 2: not to be an Executive Director of a company in which the corporation holds a directorship, directly or indirectly, on in which an employee appointed as such or an Executive Director of the corporation (currently in office or having held such office going back five years) is a Director;

Criterion no. 3: not to be a customer, supplier, investment banker or commercial banker:

•	that is material for the corporation or its group;
•	or for a significant part of whose business the corporation or its group accounts;

Criterion no. 4: not to be related by close family ties to an Executive Director;

Criterion no. 5: not to have been an auditor of the corporation within the past five years;

Criterion no. 6: not to have been a Director of the corporation for more than twelve years;

Criterion no. 7: not to represent a significant shareholder of the company holding more than 10% of the voting rights).

With regard to the criterion relating to the business relationship, there is no business relationship between, on the one hand, Directors and/or companies in which they hold an office and, on the other, the Company or its group. Therefore, in the absence of such a relationship, in 2015, the Board of Directors did not have to assess the significant nature of any business relationship with regard to criteria determined in relation with the characteristics of the company and the business relationship in question.

Finally, the Board of Directors also confirmed that Mr. Remi Dorval, who qualified as independent before his appointment as Chairman of the Board, continued to meet all of the criteria set out by the AFEP-MEDEF Code.

In its meeting held on March 2, 2016, the Board therefore confirmed that seven out of the twelve Directors who were sitting on the Board at that time qualified as independent (i.e. more than half of the Board members, which is compliant with the recommendation of the AFEP-MEDEF Code1): Mrs. Agnès Lemarchand, Mrs. Gilberte Lombard, Mrs. Hilde Myrberg and Mrs. Kathleen Sendall and Messrs. Loren Carroll, Remi Dorval and Michael Daly.

The Board of Directors carries out any controls and checks it deems appropriate.

In 2015, the Board of Directors of the Company met twelve times. The average attendance rate of Directors at these meetings was 88.89%.

The table below summarizes the individual attendance rate of Directors in office at December 31, 2015 to the Board meetings.

Directors	Attendance rate to the Board meetings in 2015
Remi DORVAL	100%
Jean-Georges MALCOR	100%
Loren CARROLL	91,67%
Michael DALY(3)	60%
Anne GUÉRIN(1)	100%
Didier HOUSSIN(2)	100%
Agnès LEMARCHAND	83,33%
Gilberte LOMBARD	100%
Hilde MYRBERG	83,33%
Robert SEMMENS	91,67%
Kathleen SENDALL	91,67%
Daniel VALOT	91,67%

(1)	Director since April 22, 2015
(2)	Director since July 30, 2015
(3)	Director since September 30, 2015

Statutory, consolidated and interim financial statements — Annual Shareholders’ meeting:

The Board, among other things, approved the Company’s annual financial statements and the 2014 consolidated annual financial statements and reviewed the interim quarterly and half-year results for fiscal year 2015 and the 2015 forecasts and the 2016 pre-budget. The Board also convened the General meeting of shareholders held in May 2015 and approved the reports and resolutions to be submitted to shareholders’ approval.

Governance:

The Board approved the appointment by cooptation of three Directors. The Board reviewed the qualification of Directors as independent.

The Board also approved the renewal of the term of office of the Corporate Officers and of their letter of protection and the appointment of a new Corporate Officer.

[1]	The AFEP-MEDEF Code recommends that independent Directors should account for half the members of the Board of Directors in widely-held corporations without controlling shareholders.

Compensation:

The Board approved the compensation components of the senior executive officers for fiscal year 2015. The Board also decided to implement (i) a stock-options plan for certain employees of the Group and a specific plan for the members of the Corporate Committee (including the Chief Executive Officer and the two Corporate Officers), subject to performance conditions, and (ii) a performance units plan for certain employees of the Group members of the Corporate Committee (including the Chief Executive Officer and the two Corporate Officers), the allocation being subject to performance conditions.

The Board also determined that the performance conditions set out in the stock option plan dated June 26, 2012 applicable to the senior executive officers and the former Executive Committee members (2nd batch) and in the stock option plan dated June 24, 2013 applicable to the senior executive officers and the other members of the Corporate Committee (1st batch) were not met.

Financial and strategic transactions:

The Board approved the strategic orientations of the Group for 2015 and replied to the opinion issued by the works council on said orientations further to the information and consultation process of said council. The Board also approved the transformation plan presented by the Company on November 5, 2015 when the third quarter financial results were released.

The Board also approved the following financial transactions:

•	Public exchange offer of 2019 bonds convertible into and/or exchangeable for new convertible bonds due 2020 issued at a more favorable coupon and parity;

•

Exchange offer of the Senior Notes due 2017 whereby the Senior Notes due 2017 were exchanged for a senior secured term loan. Holders of Senior Notes due 2017 also holding Senior Notes due 2021 and 2022 were also given the opportunity to tender these 2021 and 2022 Notes; a first term loan project had been reviewed by the Board earlier in the year but was finally abandoned;

•	Amendments to the French and US credit facility agreements (June and November 2015 and January 2016) and to the Nordea facility agreement;

•	Planned capital increase for an amount of €350 million (issue premium included) with preferential subscription rights and convening of an extraordinary general meeting.

The Board also approved the legal restructuring of the North American legal entities as well as the French ones.

The Internal rules and regulations of the Board of Directors define the composition, duties and operating procedures of the Board committees. The Audit Committee and the Appointment and Remuneration Committee have their own charter. They are appended to the Internal Rules and Regulations of the Board of Directors and are available on the Company’s website (www.cgg.com).

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

•	all provisions relative to the retirement of the senior executive officers considered as “mandataires sociaux”;

•	for the “mandataires sociaux”, the deferred elements of the compensation packages (pension, severance payment) to be submitted to the shareholders’ annual meeting;

•	the evaluation of financial consequences on the Company’s financial statements of all compensation elements for mandataires sociaux;

•	the contracts between the Company and a “mandataire social”;

•	the possible candidacies for filling Director’s positions, positions as senior executive officer considered as “mandataire social” or positions as a member of a Board committee.

•	the periodical review of the independence of Board members;

•	the Directors’ fees level and their allocation rules;

•	the realization of capital increases reserved for the employees; and

•	the installation of cash and/or share compensation plans.

In addition to the assignments here above described, this Committee is also in charge of:

•	examining compensation of the Corporate Committee (“C-Com”) members and its evolution;

•	carrying out performance evaluation of the Board and its committees;

•	carrying out performance evaluation of the Chairman of the Board and the Chief Executive Officer;

•	reviewing the succession planning process of C-Com members;

•	ensuring compliance of compensation and benefits policies with all applicable regulations;

•

reviewing the compensation data and other related information to be publicly disclosed by the Company in its annual reports and any other reports to be issued pursuant to applicable laws and regulations; and

•	approving the policy and process of verifying and reimbursing expenses of the Directors and the senior executive officers (“mandataires sociaux”).

The Committee may also consider any question submitted to it by the Chairman in connection with one of the matters mentioned above.

The work of the Committee is recorded in its minutes. The Committee reports to the Board on its proceedings after each meeting.

b) Composition:

As of December 31, 2015, the members of the Committee were as follows:

Hilde Myrberg (Chairman)(*)

Anne Guérin

Robert Semmens

Agnès Lemarchand(*)

Kathleen Sendall(*)

(*)	Independent Director.

In compliance with the AFEP-MEDEF Code, this Committee is composed of a majority of independent directors. The Chairman of the Board and the Chief Executive Officer are involved in the work of the Committee relating to the appointment of Directors.

c) Activity:

In 2015, this Committee met six times. The average meeting attendance rate was 96.67%.

During these meetings, the Committee examined, inter alia, (i) the compensation of the Chairman of the Board, of the Chief Executive Officer and of the Corporate Officers (“Directeurs Généraux Délégués”) and their 2015 objectives, (ii) the compensation of the other members of the C-Com, (iii) the amount of the Directors’ fees, (iv) the implementation of the new LTI program1, (v) the report on the qualification of Directors as independent prior to its submission to the Board of Directors, (vi) the paragraphs in the annual reports’ (including the management report, Document de Référence and our annual report on Form 20-F) regarding the compensation of the mandataires sociaux, (vii) the 2015 bonus plans, (viii) the succession planning, (ix) the implementation of the evaluation process for the Board and the Chief Executive Officer, (x) the composition of Board and its committees, (xi) the appointment of new Directors, (xii) the appointment of a new corporate officer.

Principles and rules to determine the remuneration of the executive officers:

Pursuant to Article L.225-37 of the Commercial Code, the compensation of the Chairman of the Board, the Chief Executive Officer and the Corporate Officers (Directeurs Généraux Délégués) is defined by the Board of Directors upon proposal from the Appointment-Remuneration Committee.

The positioning of the compensation of the Chief Executive Officer and the Corporate Officers of the Company is regularly reviewed against the Company’s sector and comparable compensation markets on the basis of studies carried out by specialized external firms.

Chairman of the Board of Directors

The compensation of the Chairman of the Board of Directors included a fixed element (from which is deducted the amount of his benefit in kind (company car) and a fixed amount of Directors’ fees. He does not benefit from any other kind of compensation.

Chief Executive Officer and Corporate Officers

The Board of Directors and the Appointment-Remuneration Committee pay particular attention to ensure that the compensation policy applied is linked to the performance of the Company and focuses on creating long-term value (quantitative criteria) and the achievement of individual objectives (qualitative criteria). Consequently, significant weight is given in the structure of their compensation to the variable part of the compensation package, both short term and long term, whereas a lower weight is assigned to the fixed part compared to market practice.

Such aggregate compensation includes a fixed element, a variable bonus and benefits in kind (company car). The bonus for a given fiscal year is determined and paid during the first semester of the following fiscal year. The target amount of the short term variable incentive (the target being paid when 100% of the quantitative and qualitative objectives are achieved) applied to the Chief Executive Officer and the Corporate Officers is expressed as a percentage of the fixed part of the compensation. It is equal to 100% of the fixed salary for the Chief Executive Officer and to 75% of the fixed salary for the three Corporate Officers.

[1]	The description of the stock-option and performance unit plans implemented in 2015 are set forth in item 11 of the “2015 Additional Information” available on our website.

Finally, For certain of financial achievements, the allocation of short term variable incentive compensation may involve:

•	the quantitative criteria (financial objectives) for a maximum of 133.3% of the fixed salary for the Chief Executive Officer and of 100% of the fixed salary for the Corporate Officers, and

•	the qualitative criteria (individual objectives) for a maximum of 66.6% of the fixed salary for the Chief Executive Officer and of 50% of the fixed salary for the Corporate Officers.

A detailed description of the compensations paid in 2015 to the senior executive officers are set forth in the management report (See Item 6 – Compensation – of our annual report on form 20-F). Information relating to deferred severance indemnity and supplementary retirement plan are also included.

Technology/Strategy Committee:

a) Responsibilities:

The Technology/Strategy Committee studies:

•	The Company’s strategic options and orientations in relation to technology, markets and business;

•	The technologic development strategy in the various business of the Group,

•	The broad lines of the Group’s budget;

•	The intellectual property protection policy;

•	The main R&D programs;

•	The strategic M&A transactions;

•	The Company’s organic development;

•	The projects related to financial transactions;

•	The major investment transactions or disposal of assets.

b) Composition:

As of December 31, 2015, the members of the Committee were as follows:

Remi Dorval(*) (Chairman)

Micheal Daly(*)

Anne Guérin

Didier Houssin

Robert Semmens

(*)	Independent Director.

c) Activity

During 2015, this Committee met five times. The attendance rate of Committee members in this meeting was 92%. During these meetings, the Committee reviewed the Group strategic options, the market outlook and the 2015 budget. The Committee also examined the Group financing plan. The Committee was also presented an update on the current technological projects within the Acquisition segment.

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

b) Composition:

As of December 31, 2015, the members of the Committee were as follows:

Kathleen Sendall(*) (Chairman)

Gilberte Lombard(*)

Daniel Valot

(*)	Independent Director.

c) Activity:

In 2015, the Committee met twice. The attendance rate of Committee members was 100%.

During these meetings, the Committee reviewed the following items: (i) the high potential incidents that occurred in the Land and Marine as well the Group HSE indicators, (ii) the review of specific risks (health risks, small boat operations risks), (iii) the HSE good practices implemented within the Group and the actions implemented in terms of sustainable development.

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

•	Assignments relating to internal audit:

•	Reviewing with General Management and the SVP in charge of Internal Audit:

•	the organization and operation of the internal audit;

•	the activities and in particular the missions proposed in the scope of the internal audit plan approved by management and presented to the Committee;

•	results of internal audit reviews.

•	Assignments relating to external audit:

•	Reviewing with the statutory auditors their annual audit plan;

•	Hearing, if necessary, the statutory auditors without General Management being present;

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

The following persons attend the Committee meetings: the Chairman of the Board of Directors, the Chief Executive Officer, the Corporate Officers, the relevant members of the E-Com, the Chief Financial Officer, the Senior Vice President Group Chief Accounting Officer, the auditors, the Senior Vice-President Internal Audit who presents an update on significant missions at least twice a year.

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

b) Composition:

As of December 31, 2015, the members of the Committee were as follows:

Gilberte Lombard(*) (Chairman)

Loren Carroll(*)

Didier Houssin

Agnès Lemarchand(*)

Hilde Myrberg(*)

(*) Independent Director.

Gilberte Lombard was appointed as Financial Expert by the Board of Directors in 2013 pursuant to section 407 of Sarbanes Oxley Act.

Both Ms. Gilberte Lombard and Mr. Loren Carroll qualify as independent members of the Committee with specific competences in financial and accounting matters pursuant to Article L.823-19 of the French Commercial Code.

Ms. Gilberte Lombard developed an extensive financial and accounting expertise through the various financial responsibilities she has held within the HSBC Group (previously Crédit Commercial de France), where she spent her career. After the privatization of Credit Commercial de France (1987), she was the Investor relations officer, in charge of the relation with financial analysts and institutional investors, and coordinated the information policy vis a vis the shareholders of the bank: major shareholders as well as individual shareholders. After Credit Commercial de France had been taken over by HSBC (2000), she was appointed as head of the financial transactions (Directeur des Opérations Financières) in charge of structuring and implementing sales, acquisitions, mergers for HSBC and managing HSBC industrial and financial portfolio. As part of her assignments, she was appointed as member of the Board and the Audit Committee of several companies of the HSBC group in France. In 1990, she was also appointed secretary of the Board and was in charge, in particular, of the relations with the main shareholders of the bank.

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

c) Activity:

In 2015, the Committee met nine times with an average attendance rate of Committee members of 82.22%.

During these meetings, the Committee reviewed draft versions of the annual consolidated financial statements for 2014 (and in particular the impairment tests), the statutory financial statements for 2014 and the 2015 half-year statutory financial statements and the consolidated financial statements for the first quarter, the first semester and the third quarter of 2015. It also reviewed the 2015 forecasts. The Committee also provided to the Board its recommendations concerning these financial statements. The Committee reviewed the Chairman’s report on Board of Directors’ Composition, Preparation and Organization of the Board of Directors’ Work and on Internal Control and Risk Management, the 2014 annual report on Form 20-F and the Document de Référence.

The Committee also met with the external auditors without General Management being present. During this meeting, the auditors and the Committee had an overview of the audit work performed for the closing of the 2014 financial statements.

In addition, the Committee was regularly kept informed of the Group’s situation with respect to cash, debt, mid-term refinancing, cash flow forecasts and the Group’s hedging policy. The Committee reviewed the multi-client activity including an in-depth review of its accounting principles.

The 2015/2014 risk mapping, before and after mitigation has been presented to the Audit Committee. In this scope, the Committee also approved and implemented the annual review plan of the main risks of the Group and of certain specific risks that it determined. In this scope, in particular, the Committee reviewed the information security systems, the risk related to vessel propulsion, the tender and contractual risks, monitored the Ethics Committee’s actions, the Group insurance policy. The Committee also follows the commercial consultants network of the Group on a regular basis.

The Committee also examined the work to be performed by the statutory auditors in the scope of their audit on the 2015 financial statements and approved their fee estimates for this work. The audit reviews are mostly focused on significant risks which may impact the financial statements. In compliance with the Committee’s procedures for its prior approval of non-audit services provided by the members of our auditors’ network, the Committee reviewed such services performed in 2015 and approved them as necessary.

The Committee reviewed the activities of the internal audit team, which acts according to a plan established by the E-Com and submitted to the Committee. This plan is established in light of perceived operational and financial risks with the goal of systematically reviewing the major entities of each business lines on a five-year basis. It includes a review of the risks identified in the risk mapping presented to the Committee by the Enterprise risk management department.

The Committee was also kept regularly informed on the assessment of internal control procedures pursuant to section 404 of the Sarbanes-Oxley Act and of the results thereof. The external auditors and the internal audit presented their respective conclusions.

Employees

As of December 31, 2015, we had 7,277 permanent employees worldwide. Of the total number of permanent employees, 1,970 belong to the Equipment business area, 1,628 to the Acquisition area, 3,022 to the Geology, Geophysics and Reservoir (“GGR”) area and 657 to the Group Functions, which includes shared services and corporate. 38 were employed by the holding company CGG SA. We have never experienced a material work stoppage and consider our relations with our employees to be constructive. A significant part of our permanent employees are technicians and persons holding engineering degrees; we have developed significant in-house training programs to sustain this high level of technical skills.

Our workforce of permanent employees decreased from 8,540 at December 31, 2014 to 7,277 at December 31, 2015. This decrease was mainly due to the reduction of our seismic fleet and the overall downturn of the Oil & Gas business.

The 2015 turnover rate was 17.22% (total) or 4.88% (if only voluntary leavers are taken into account). The total turnover rate was 17.83% for 2014.

Our international activity led us to recruit fewer employees in 2015 (a total of 240). We are looking for experienced technical profiles as well as young graduates, especially for the GGR area. The talents we integrate, coupled with the expertise of our teams, enable us to be at the forefront of innovation.

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

In accordance with French law each of our French subsidiaries (representing a total of 1,742 employees) has an Employee Representation Committee (Work Council — Comité d’Entreprise) consisting of representatives elected by our employees. The Work Council reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to working conditions and is regularly informed of economic developments. Elections held in November 2015 within the scope of the Unité Économique et Sociale CGG SA and CGG Services SA have led to the composition of a new Comité d’Entreprise as of December 2015. Elections in the Sercel Group of Companies in France have been conducted in 2013 and all the Employee Representation Committees have been renewed.

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

In Singapore, 51 people were represented under the collective agreement as of December 31, 2015. This represents 18.8% of our Singaporean workforce. These employees are represented by the Singapore Industrial and Services Employees Union (SISEU), an affiliated union of the National Trade Union Congress.

Offshore crews on Norwegian contracts (77 employees) are all part of a collective agreement. Salaries and other conditions are negotiated with a representative nominated to represent the union. For office employees there are two different collective agreements in place, organizing a total of 31 employees out of approximately 198. Salaries are decided on an individual basis. For Norway as a whole (i.e. employees on Norwegian contract), excluding Sercel, 54.5% of the employees are covered by collective agreements.

Share ownership

In accordance with French law, we are authorized annually by our shareholders at the Extraordinary General Meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Épargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the extraordinary General Meeting held on May 29, 2015, renewed our authorization to issue up to 6,250,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors sets the commencement date for the offering, nor lower than 80% of such average market price. As of December 31, 2015, Group employees held 77,800 shares corresponding to 0.04% of the share capital and 0.08% of the voting rights. As of March 31, 2016, they held 8,750 shares corresponding to 0.0012% of the share capital and 0.0024% of the voting rights.

Stock options

Pursuant to resolutions adopted by our Board of Directors on March 14, 2008, March 16, 2009, January 6, 2010, March 22, 2010, October 21, 2010, March 24, 2011, June 26, 2012, June 24, 2013, June 26, 2014, and June 25, 2015, our Board of Directors has granted options to certain of our employees and Executive Officers to subscribe for an aggregate of 12,046,945 ordinary shares taking into account the various adjustment made to the number of stock options issued pursuant to French law. Options with respect to 10,043,037 ordinary shares remained outstanding as of December 31, 2015, whereas options with respect to 10,635,861(1) ordinary shares remained outstanding as of March 31, 2016.

(1)	As adjusted further to the capital increase of CGG SA dated February 5, 2016.

The following table sets forth certain information relating to these stock options plans as of December 31, 2015:

Date of Board of Directors’ resolution	Options granted(1)	Number of beneficiaries	Options exercised (ordinary shares) at December 31, 2015	Options outstanding at December 31, 2015(2)	Exercise price per ordinary share(1)	Expiration date
March 14, 2008(4)(3)	1,188,500	130	0	1,098,122	€30.95	March 14, 2016
March 16, 2009(5)(3)	1,327,000	149	452,950	828,039	€8.38	March 16, 2017
January 6, 2010(6)(3)	220,000	1	0	231,538	€13.98	January 6, 2018
March 22, 2010(7)(3)	1,548,150	339	38,382	1,404,079	€18.47	March 22, 2018
October 21, 2010(8)(3)	120,000	3	0	84,194	€16.05	October 21, 2018
March 24, 2011(9)(3)	1,164,363	366	0	1,078,232	€24.21	March 24, 2019
June 26, 2012(10)(3)	1,410,625	413	0	889,876	€17.84	June 26, 2020
June 24, 2013(11)(3)	1,642,574	672	0	1,253,384	€18.47	June 24, 2021
June 26, 2014(12)(3)	1,655,843	752	0	1,497,778	€10.29	June 26, 2022
June 25, 2015(13)(3)	1,769,890	749	0	1,677,795	€6.01	June 25, 2023
Total	12,046,945		491,332	10,043,037

(1)

Pursuant to French law and the terms of the stock option plans, the numbers of options initially granted and the exercise price were adjusted following (i) our share capital increase in December 2005, (ii) our five-for-one stock split in June 2008 and (iii) our share capital increase in October 2012. The figures shown are after adjustment. However, these numbers do not take into account any adjustment linked to the share capital increase dated February 5, 2016.

(2)	The stock option plans provide for the cancellation of the non-vested options if the holder is no longer our employee, Director or Executive Officer.
(3)	The stock option plans provide for the cancellation of the options whether vested or not if the holder is no longer our employee, Director or Executive Officer.
(4)	Options under the 2008 plan vest by one-third each year from March 2008 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 17, 2012.
(5)

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

(6)

110,000 options vest immediately, 55,000 will vest as of January 7, 2011 and 55,000 as of January 7, 2012. However during the first four years, the resulting shares cannot be sold by French tax residents before January 7, 2013 for the first batch and, January 7, 2014 for the second and third batches.

(7)

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

(8)

Options under the October 2010 plan vest by one-third each year from October 2010 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before October 22, 2014. The October 2010 plan consists of a plan granting 120,000 options to three members of the Executive Committee.

(9)

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

(10)

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

(11)

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

(12)

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

(13)

Options under the June 2015 plans vest in three batches (50% in June 2017, 25% in June 2018 and 25% in June 2019) and can be exercised at any time. The June 2015 plans consist of a plan granting 220,600 options to the Chief Executive Officer, 111,000 options to each Corporate Officer (subject to certain performance conditions) and a plan granting 1,327,290 options to certain other officers and employees.

The stock options allocated to Mr. Malcor, Chief Executive Officer, Messrs. Frydman and Rouiller, and Ms. Zurquiyah, Corporate Officers (the “Executive Officers”) under the plans implemented by the Company over the last two years are set forth below:

Name of the Executive Officer	Date of the Plan	Nature of stock options	Valuation of options pursuant to the method used for consolidated financial statements (€)	Maximum number of options allocated during fiscal year(1)(2)	Subscription price(4)(5)	Exercise period
Jean-Georges Malcor Chief Executive Officer	06.26.2014	Options to subscribe for shares	424,000	200,000 0.11%(3)	€10.29	From 06.27.2016 to 06.26.2022 inclusive

Stéphane-Paul Frydman Corporate Officer	06. 26.2014	Options to subscribe for shares	212,000	100,000 0.05%(3)	€10.29	From 06.27.2016 to 06.26.2022 inclusive

Pascal Rouiller Corporate Officer	06. 26.2014	Options to subscribe for shares	212,000	100,000 0.05%(3)	€10.29	From 06.27.2016 to 06.26.2022 inclusive

Jean-Georges Malcor Chief Executive Officer	06.25.2015	Options to subscribe for shares	245,000	220,600 0.11%(3)	€6.01	From 06.26.2017 to 06.25.2023 inclusive

Stéphane-Paul Frydman Corporate Officer	06.25.2015	Options to subscribe for shares	123,500	111,000 0.05%(3)	€6.01	From 06.26.2017 to 06.25.2023 inclusive

Pascal Rouiller Corporate Officer	06.25.2015	Options to subscribe for shares	123,500	111,000 0.05%(3)	€6.01	From 06.26.2017 to 06.25.2023 inclusive

Sophie Zurquiyah(6) Corporate Officer	06.25.2015	Options to subscribe for shares	88,500	79,500 0.04%(3)	€6.01	From 06.26.2017 to 06.25.2023 inclusive

(1)	Subject to the performance conditions described below.
(2)	Maximum number of shares on the day of allocation, which does not take into account any adjustment linked to the share capital increase dated February 5, 2016.
(3)	Proportion of the share capital represented by the allocation.
(4)	The subscription price corresponds to the average of the opening share price on the last twenty trading days prior to the meeting of the Board of Directors granting the options.
(5)	Subscription price on the day of allocation, which does not take into account any adjustment linked to the share capital increase dated February 5, 2016.
(6)	As of the date of this plan, Ms. Zurquiyah was not executive officer of the Company.

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

Stock option plans dated June 26, 2014 and June 25, 2015

Performance conditions:

The Board of Directors decided, in accordance with the provisions of the AFEP-MEDEF Code that the rights to the options would be acquired in three batches during the first four years of the plans (50% of the options are allocated after two years, 25% of the options are allocated after three years and 25% of the options allocated after four years) and that the acquisition of options would be subject to the following performance conditions:

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

Obligation to keep stock options under the registered form:

Pursuant to the provisions of Article L.225-185 of the French Commercial Code, the Board of Directors decided that the number of shares resulting from the exercise of stock options that the Executive Officers benefiting from these plans will have to keep under the registered form until the end of their term shall account for 20% of the amount of the gain on the purchase price realized when exercising the options granted by the Board of Directors on June 26, 2014 and June 25, 2015.

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

At the Extraordinary General Shareholders’ Meeting held on May 29, 2015, a performance share plan was approved by shareholders whereby performance shares representing up to 2% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and Executive Officers during the 26-month period following the plan’s approval. No performance shares have been allocated pursuant to this shareholder resolution.

b)	Performance shares allocated to the Executive Officers in 2014 and 2015

There was no performance shares plan adopted by the Company or by any of its subsidiaries since 2012.

c)	Performance shares finally allocated to Executive Officers in 2014 and 2015

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

d)	Performance shares that have become freely transferable upon expiry of the retention period, for the Executive Officers during 2014 and 2015:

2014

Name of the Executive Officer (“mandataire social”)	Date of the plan	Number of shares that have become freely transferable upon expiry of the retention period	Acquisition conditions
Jean-Georges Malcor* Chief Executive Officer	03.22.2010	7,113	N/A
Stéphane-Paul Frydman* Corporate Officer	03.22.2010	2,766	N/A
Pascal Rouiller* Corporate Officer	03.22.2010	2,766	N/A

*	As of the date of this plan, Messrs. Malcor, Frydman and Rouiller were not yet Executive Officer of the Company.

2015

Name of the Executive Officer (“mandataire social”)	Date of the plan	Number of shares that have become freely transferable upon expiry of the retention period	Acquisition conditions
Jean-Georges Malcor Chief Executive Officer	03.24.2011	24,847	1 share to purchase for 20 allocated shares
Stéphane-Paul Frydman* Corporate Officer	03.24.2011	7,634	N/A
Pascal Rouiller* Corporate Officer	03.24.2011	8,166	N/A

*	As of the date of this plan, Messrs. Frydman and Rouiller were not yet Executive Officer of the Company.

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

Name	Type of transaction	Date	Number of shares/ADS	Unit price	Amount of the transaction
2015
Olivier APPERT, Director	Share purchase	March 3, 2015	390	€6.3840	€2,489.76
Robert SEMMENS, Director	Share purchase	March 16, 2015	2,000	€5.79	€11,587.60
Gilberte LOMBARD, Director	Share purchase	March 17, 2015	2,000	€5.455	€10,910.00
Gilberte LOMBARD, Director	Share purchase	August 5, 2015	2,500	€4.205	€10,512.50

FIRST QUARTER OF 2016
Jean-Georges MALCOR, CEO and Director	Share purchase	February 5, 2016	182,682	€0.66	€120,570.12
Remi DORVAL, Chairman of the Board of Directors	Share purchase	February 5, 2016	18,000	€0.66	€11,880
Stéphane-Paul FRYDMAN, Corporate Officer and CFO	Share purchase	February 5, 2016	120,000	€0.66	€79,200
Stéphane-Paul FRYDMAN, Corporate Officer and CFO	Sale of shares	January 25, 2016	20,000	€0.87	€17,400
Pascal ROUILLER, Corporate Officer and Chief Operating Officer	Sale of preferential subscription rights	January 22, 2016	25,892	€0.282	€7,301.54
Pascal ROUILLER, Corporate Officer and Chief Operating Officer	Share purchase	February 5, 2016	15,000	€0.66	€9,900
Robert SEMMENS, Director	Sale of preferential subscription rights	January 26, 2016	4,992	$0.17	$848.64
Robert SEMMENS, Director	Sale of ADRs	January 25, 2016	965	$1.88	$1,814.20
Robert SEMMENS, Director	Share purchase	January 28, 2016	20,000	€0.75	€15,000
Gilberte LOMBARD, Director	Share purchase	February 5, 2016	15,249	€0.66	€10,064.34
Bpifrance Participations(*)	Purchase of preferential subscription rights	January 21, 2016	5,466,217	€0.3189	€1,743,176.92
Bpifrance Participations(*)	Share purchase	February 5, 2016	53,768,385	€0.66	€35,487,134.1
Agnès LEMARCHAND, Director	Sale of shares	January 18, 2016	6,000	€0.85	€5,100
Agnès LEMARCHAND, Director	Share purchase	January 22, 2016	6,000	€0.91	€5,460
Kathleen SENDALL, Director	ADR purchase	March 24, 2016	4,500	$0.843	$3,793.5

(*)	Legal entity closely related to Ms. Anne Guérin, Director of the Company.

Item 7:	PRINCIPAL SHAREHOLDERS

Major shareholders

The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as at March 31, 2016 and December 31, 2015, 2014 and 2013.

	March 31, 2016		2015		December 31, 2014		2013
	% of shares	% of voting rights	% of shares	% of voting rights	% of shares	% of voting rights	% of shares	% of voting rights
Identity of Person or Group
Bpifrance (formerly named Fonds Stratégique d’Investissement)	9.35	10.81	7.04	12.68	7.04	12.68	7.04	11.53
IFP Energies Nouvelles	1.27	2.11	3.58	6.46	3.58	6.46	3.59	6.55
Subtotal Bpifrance and IFP Energies Nouvelles	10.62	12.92	10.62	19.14	10.62	19.14	10.63	18.08
DNCA Finance(1)	8.26	8.04	7.07	6.37	6.73	6.06	—	—
Financière de l’échiquier(2)	3.16	3.08	5.76	5.19	—	—	—	—
Manning & Napier(3)	1.21	1.17	4.82	4.35	4.82	4.34	5.48	5.00
Treasury stock	0.11	0.00	0.45	0.00	0.45	0.00	0.45	0.00
FCPE “CGG Actionnariat”(4)	0.0012	0.0024	0.04	0.08	0.04	0.08	0.04	0.08
Public	76.6388	74.7876	71.24	64.87	77.34	70.38	83.40	76.82
Total	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Calculated on the basis of the number of shares owned by DNCA Finance as indicated in the notice of threshold crossing dated February 5, 2016.
(2)	Calculated on the basis of the number of shares owned by Financière de l’Echiquier as indicated in the notice of threshold crossing dated February 9, 2016.
(3)	Calculated on the basis of the number of shares owned by Manning & Napier as indicated in the notice of threshold crossing dated December 1, 2014.
(4)	Shares held by CGG Group employees.

Shares held by the Company are deprived of voting rights for all Shareholders’ Meetings.

Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at Shareholders’s Meetings. As of March 31, 2016, Bpifrance and IFP Energies Nouvelles held respectively 66,229,962 and 8,987,786 fully paid ordinary shares in the registered form for two consecutive years, giving Bpifrance and IFP Energies Nouvelles respectively 10.81% and 2.11% of the voting power of the outstanding ordinary shares at such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP Energies Nouvelles and Bpifrance are presently held in bearer form.

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

In May 2015, we initiated a simplified public exchange offer for our outstanding 11,200,995 bonds convertible into and/or exchangeable for new or existing share of the Company (convertible bonds) due 2019, with the intention to issue new convertible bonds due 2020 at a ratio of five 2020 convertible bonds for two 2019 convertible bonds tendered into the offer. On June 26, 2015, holders exchanged 90.3% of the principal amount of the existing 2019 convertible bonds (or 10,114,014 bonds). In consideration, CGG issued 25,285,035 convertible bonds maturing on January 1, 2020 for a total nominal amount of €325.1 million. The 2020 convertible bonds’ nominal value was set at €12.86 per bond (versus €32.14 for the 2019 convertible bonds). The new bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year (versus 1.25% for the 2019 convertible bonds). The bonds initially entitled the holders to receive new and/or existing CGG shares at a ratio of one share for one bond. Further to the capital increase dated February 5, 2016, this ratio was adjusted to entitle the holders to receive 1.422 share for one bond. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

On January 13, 2016, the Company launched a share capital increase through the distribution of preferential subscription rights to existing shareholders to finance its Transformation Plan. The final gross proceeds amounted to €350,589,080.16, corresponding to the issuance of 531,195,576 new shares.

See “Item 9: The offer and Listing — Offer and Listing Details” for information regarding holdings of our shares in the United States.

Changes in share capital during 2015 and first quarter of 2016

Transaction	Nominal value	Number of shares created	Amount of the share premium	Amount of the capital variation	Resulting total share capital
Share capital increase dated February 5, 2016	€0.40	531,195,576	€138,110,849.76	€212,478,230.40	€283,304,307

Dilutive instruments

As of December 31, 2015 and March 31, 2016, the only dilutive instruments issued were stock options and bonds convertible into new or existing shares. As of these date, the outstanding stock options convertible bonds were as follows:

	12/31/2015	Dilution%	03/31/2016(a)	Dilution%(a)
OCEANEs 2019	1,086,981	0.61%	1,545,687	0.22%
OCEANEs 2020	25,285,035	14.28%	35,955,320	5.08%
Stock-options	10,043,037	5.67%	10,635,861	1.50%

(a)	Adjusted pursuant to the share capital increase dated February 5, 2016.

As of the date of this report, the subscription price of all stock option plans is above the stock market price.

Employees shareholding

Pursuant to Article L.225-102 of the French Commercial Code, we inform you that on December 31, 2015, the number of shares held by the employees of the Group, through the Group Employee Savings Plan instituted in 1997, amounted to 77,800 shares corresponding to 0.04% of the share capital and 0.08% of the voting rights of CGG.

Related party transactions

We sell products and services to related parties, pursuant to arm’s length contracts.

	December 31,
	2015				2014				2013
	Joint Ventures (a)	Associates (b)	Other Related Parties	Total	Joint Ventures (a)	Associates (b)	Other Related Parties (c)	Total	Total
	(in millions of US$)
Sales of geophysical equipment	1.7	68.8	—	70.5	—	67.8	—	67.8	1.4
Equipment rentals and services rendered	12.5	48.0	—	60.5	18.8	18.0	3.5	40.3	64.7
Operating Revenue	14.2	116.8	—	131.0	18.8	85.8	3.5	108.1	66.1

Charter expenses	(29.9)	—	—	(29.9)	(29.9)	—	—	(29.9)	(54.7)
Ship management expenses	(70.6)	—	—	(70.6)	(110.7)	—	—	(110.7)	(91.6)
Costs of services rendered	(7.8)	(6.8)	—	(14.6)	(24.5)	(3.2)	—	(27.7)	(53.7)
Cost of operations	(108.3)	(6.8)	—	(115.1)	(165.1)	(3.2)	—	(168.3)	(200.0)
Other financial income (loss)	(1.6)	3.4	—	1.8	—	—	—	—	—

Trade accounts and notes receivable, including agency arrangements	23.1	35.0	—	58.1	3.9	42.7	—	46.6	44.4
Financial assets (see note 7)	24.0	38.4	—	62.4	26.7	45.1	—	71.8	25.0
Receivables	47.1	73.4	—	120.5	30.6	87.8	—	118.4	69.4

Trade accounts and notes payable, including agency arrangements	23.9	55.3	—	79.2	21.5	60.6	—	82.1	42.2
Financial liabilities — Finance lease debt	16.8	—	—	16.8	18.5	—	—	18.5	19.9
Payables	40.7	55.3	—	96.0	40.0	60.6	—	100.6	62.1

Future leases commitments	236.7	—	—	236.7	269.9	—	—	269.9	303.6
Future ship management costs	97.7	—	—	97.7	162.4	—	—	162.4	253.9

Contractual Obligations	334.4	—	—	334.4	432.3	—	—	432.3	557.5

(a)	Mainly correspond to investments in companies accounted for using the equity method in our Marine acquisition Segment (see note 8);
(b)	Mainly correspond to investments in companies accounted for using the equity method in our Land and Multi-Physics acquisition Segment (see note 8);
(c)

Correspond to transactions with Louis Dreyfus Armateurs (“LDA”); LDA was the owner, together with the Group, of Geomar SAS which owned the seismic vessel “CGG Alizé”. In addition, LDA provided ship management services for a portion of our fleet and Geomar SAS provided vessel charter services to LDA (see note 2).

No credit facility or loan was granted to the Company by shareholders during the last three years.

Interest of experts and counsel

None

Item 8:	FINANCIAL INFORMATION

Consolidated statements and other financial information

Reference is made to Item 18 for a list of all financial statements and notes thereto filed as a part of this annual report.

Item 9:	THE OFFER AND LISTING

Offer and listing details

The trading market for our ordinary shares is Euronext Paris SA, where the ordinary shares have been listed since 1981. American Depositary Shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “CGG”. The Bank of New York has advised us that as of March 31, 2016, there were 4,763,117 ADSs outstanding. On the basis of this information, the ADSs held on such date in the United States represented approximately 0.67% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholder.

Price information on Euronext Paris.

The tables below set forth, for the periods indicated, the high and low prices for the outstanding ordinary shares on Euronext Paris as reported by NYSE Euronext.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(€)
2016
March	0.89	0.56
February	0.75	0.43
January	1.32	0.71
2015
December	3.22	2.44
November	4.24	3.01
October	4.33	3.03

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2016:

	Price per Share
	High	Low
	(€)
2016
First Quarter	1.32	0.43
2015
First Quarter	6.77	4.51
Second Quarter	7.07	5.00
Third Quarter	5.13	3.06
Fourth Quarter	4.33	2.44
2014
First Quarter	12.85	10.61
Second Quarter	12.75	9.30
Third Quarter	10.85	6.43
Fourth Quarter	8.87	4.25

The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share
	High	Low
	(€)
2015	7.07	2.44
2014	12.85	4.25
2013	23.60	11.49
2012	25.76	16.33
2011	31.03	11.43

Price information on the NYSE

The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(US$)
2016
March	1.00	0.70
February	1.23	0.59
January	2.95	0.95
2015
December	3.53	2.55
November	4.53	3.30
October	4.82	3.45

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2016:

	Price per Share
	High	Low
	(US$)
2016
First Quarter	2.95	0.59
2015
First Quarter	7.44	5.31
Second Quarter	7.98	5.62
Third Quarter	5.71	3.50
Fourth Quarter	4.82	2.55
2014
First Quarter	17.31	14.53
Second Quarter	17.55	12.68
Third Quarter	14.68	8.38
Fourth Quarter	10.95	5.50

The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	Price per Share
	High	Low
	(US$)
2015	7.98	2.55
2014	17.55	5.50
2013	31.12	15.77
2012	34.84	20.68
2011	38.12	15.08

On March 2, 2016, we received notice from the New York Stock Exchange, Inc. (NYSE) that CGG is no longer in compliance with the NYSE’s continued listing standards because the average per share closing price of CGG’s American Depositary Shares (ADS) for the consecutive 30 trading-day period ending on March 1, 2016 was below the NYSE’s price requirement of US$1.00 per security.

On March 8, 2016, we notified the NYSE of our intention to cure the deficiency within the prescribed time frame of six months from receipt of the NYSE notice on March 2, 2016, by carrying out a reverse stock split at a ratio to be determined. We expect to present this reverse stock split for approval at our next general meeting of shareholders to be held on May 27, 2016. In the meantime, our ADSs will continue to be listed and traded on the NYSE, subject to compliance with the other NYSE continued listing standards and oversight by the NYSE. The NYSE notification does not affect our business operations or our legal and regulatory reporting requirements.

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

In addition, the report of our Board of Directors presented to our shareholders at the General Meeting, pursuant to Article 225-102 of the French Commercial Code, must describe all transactions, except those entered into the ordinary course of business and under normal terms and conditions, entered into between, directly or indirectly, (i) our Directors, Chief Executive Officer, Corporate Officers, one of our shareholders who holds, directly or indirectly, more than 10% of our voting rights, and (ii) one of our subsidiary, in which we directly or indirectly held for more than 50% of share capital.

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

Share capital

As of December 31, 2015, our issued share capital amounted to €70,826,076 divided into 177,065,192 shares of the same class with a nominal value of €0.40 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”

As of March 31, 2016, following to the capital increase dated February 5, 2016, our issued share capital amounted to €283,304,307, divided into 708,260,768 shares of the same class, with a nominal value of €0.40 per share.

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

At a meeting held on May 29, 2015 our shareholders renewed the existing authorization permitting the Board of Directors to increase our share capital, through one or more issuances of securities, by an additional aggregate nominal amount of up to €35,000,000. This authorization is effective for a period not to exceed 26 months. Our shareholders have preferential rights to subscribe for such additional securities. (see “Item 7: Principal shareholders — Identity of person or group”).

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

According to French company law, any decrease in our share capital requires approval by the shareholders entitled to vote at an Extraordinary General Meeting. In the case of a capital reduction, other than a reduction to absorb losses and a reduction pursuant to a program of acquisition of shares, all holders of shares must be offered the possibility to participate in such a reduction. See “Acquisition of our own Shares”. All holders of shares in a given class of shares must be treated equally unless each affected shareholder agrees otherwise. Our creditors may oppose a capital reduction during the 20-day period following the registration with the Registry of Commerce of the minutes of the Shareholders’ Meeting approving the capital reduction if such reduction does not result from losses. Upon a creditor’s request, the Tribunal de Commerce may order us to reimburse our creditors or guarantee our debt.

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

In case in which the proxy is given to someone else than the shareholder’s spouse or the person with who a PACS has been concluded, the proxy must inform the shareholder of any conflict of interest by registered letter in accordance with Article L.225-106-1 of the French Commercial Code.

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

At the Shareholders’ Meeting held on May 29, 2015, our shareholders renewed the existing authorization to acquire up to 10% of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting.

Under such authorization, we are allowed to carry out transactions on our shares with the following objectives:

•	to support liquidity of our shares through a liquidity contract entered into with an investment service provider in compliance with the Code of Practice of the French Autorité des marchés financiers;

•	to deliver shares in the scope of securities giving access, immediately or in the future, to shares by redemption, conversion, exchange, presentation of a warrant or by any other means;

•	to deliver, immediately or in the future, shares in exchange in the scope of external growth within the limit of 5% of the share capital;

•

to allocate shares to employees and officers of the Company affiliated companies within the meaning of Article L.225-180 of the French Commercial Code, especially in the scope of options to purchase shares of the Company;

•	to deliver shares for no consideration to executive officers and employees pursuant to Articles L.225-197-1 et seq. of the French Commercial Code,

•	to cancel the shares through a capital reduction, subject to a decision of, or an authorization, by the Extraordinary General Meeting.

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

This authorization was granted for a period of 18 months from May 29, 2015 and cancelled and replaced the authorization granted to the Board of Directors by the General Meeting held on June 4, 2014. This share repurchase plan was not implemented in 2015.

As of December 31, 2015, we held 800,000 of our own shares.

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

Requirements for holdings exceeding certain percentages

French company law provides that any individual or entity, who acting alone or in concert with others, acquires, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of our outstanding shares or voting rights thereof or whose shareholding falls below any such percentage must notify us at the latest by the closure of the fourth trading day following the date the threshold has been crossed of the number of shares it holds and of the voting rights attached thereto. Such individual or entity must also notify the AMF within the same period.

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

In addition, the French Labor Code requires the issuance of an opinion by our works council (comité d’entreprise) in case of a compulsory tender on our Company by any person acting alone or in concert, at the end of an “ad hoc” information and consultation procedure. This opinion shall be issued at the latest within one month from the filing of the draft of the tender. However, the elected members of our works council will be entitled to request from the President of Tribunal de Grande Instance, an extension of such one-month period in case of specific difficulties in obtaining the necessary information to be in a position to issue an opinion, except if the problem is caused by our deliberate refusal to disclose the requested information. This opinion will then be provided to our Board of Directors before it takes a decision on the tender. Our works council will be entitled not only to consult the bidder, but also to request the appointment of an expert who will have to issue a report assessing its intentions on our industrial and financial policy and strategic plans, within three weeks from the filing of the draft of the tender.

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

US$165 million revolving credit agreement dated July 15, 2013

See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Arrangements — US$165 million Revolving Credit Agreement (US revolving facility)” for a description of our US$165 million revolving credit agreement dated July 15, 2013 as subsequently amended in 2014, 2015 and 2016.

US$325 million revolving credit agreement dated July 31, 2013

See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Arrangements — US$325 million Revolving Credit Agreement (French revolving facility)” for a description of our US$325 million revolving credit agreement dated July 31, 2013 as subsequently amended in 2014, 2015 and 2016.

2019 secured term loans

See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Arrangements — 2019 secured term loans for a description of our 2019 secured term loans.

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

Taxation

The following summarizes the material French tax and US federal income tax consequences to US Holders (as defined below) of the ownership and disposition of ADSs.

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

This discussion is not a complete description of all of the tax consequences of the ownership or disposition of ADSs. The summary assumes that each obligation in the deposit agreement between The Bank of New York and us (the “Deposit Agreement”) and any related agreement will be performed in accordance with its terms and is based on the current tax laws of the Republic of France and the United States, including the US Internal

Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury Regulations thereunder published rulings and court decisions as well as the Convention between the United States and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (the “Treaty”), the 2004 Protocol amending the Treaty entered into force on December 21, 2006, and the 2009 Protocol amending the Treaty entered into force on December 23, 2009, all as currently in effect and all subject to change, possibly with retroactive effect.

Your individual circumstances may affect the tax consequences of the ownership or disposition of ADSs to you, and your particular facts or circumstances are not considered in the discussion below.

For purposes of the Treaty, French tax law and the Code, US Holders of ADSs generally will be treated as owners of the corresponding number of our shares underlying those ADSs held by The Bank of New York as depositary (the “Depositary”).

This discussion summary does not address state or local tax laws other than French tax law and U.S. federal income tax law. This summary also does not discuss all of the tax considerations that may be relevant to, nor is it intended to apply to, certain holders of ADSs subject to special treatment under relevant tax laws, such as:

•	investors that own (directly, indirectly or by attribution) 10% or more of our voting stock;

•	banks;

•	dealers in securities or currencies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	insurance companies;

•	persons holding ADSs as part of a hedging, straddle, conversion or other integrated transaction;

•	US Holders who hold ADSs other than as capital assets;

•	persons whose functional currency is not the US dollar;

•	certain US expatriates;

•	individual retirement accounts and other tax-deferred accounts;

•	partners in partnerships;

•	persons subject to the US alternative minimum tax or net investment income tax;

•	investors holding the ADSs in connection with a trade or business conducted outside the United States; and

•	persons who acquired ADSs pursuant to an employee stock option or otherwise as compensation.

The US federal income tax treatment of a partner in an entity treated as a partnership for US federal income tax purposes that holds ADSs will depend on the status of the partner and the activities of the partnership. Holders that are entities treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to them and their partners of the ownership and disposition of ADSs by the partnership.

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

Under the Treaty, an “Eligible US Holder” is a US Holder whose ownership of ADSs is not attributable to a permanent establishment or fixed base in France and who is:

•	an individual or other non-corporate holder; or

•	a corporation that does not own, directly or indirectly, 10% or more of the capital of our Company, provided in each case that such holder;

•	is a resident of the United States under the Treaty;

•	is the beneficial owner of the dividends and is entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty; and

•	complies with the procedural rules to obtain Treaty benefits described below under “Taxation of Dividends — Procedure to Obtain Treaty Benefits”.

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

Taxation on sale or disposal of ADSs

Subject to the provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies), who are not established or domiciled in a non-cooperative state and who have held not more than 25%, directly or indirectly, of the dividend rights (droits aux bénéfices sociaux) of our Company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or disposal of ADSs.

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

Transfers of listed shares and certain other equity-linked instruments (including American depositary shares) that are admitted to trading on a French or foreign regulated or recognized market, issued by companies having their registered seat in France and whose market capitalization exceeds €1 billion as at December 1 of the year preceding the relevant taxable year, are subject to French financial transaction tax, at the rate of 0.2%, subject to certain exemptions. As at December 1, 2015, the market capitalization of our Company did not exceed €1 billion.

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

United States federal income taxation

The following summary assumes that we will not be a passive foreign investment company (a “PFIC”) for US federal income tax purposes. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, materially adverse consequences could result for US Holders.

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

US Holders of ADSs

For US federal income tax purposes, a US Holder of ADSs generally will be treated as the owner of the corresponding number of Shares held by the Depositary, and references herein to Shares refer also to ADSs representing the Shares. Accordingly, no gain or loss generally will be recognized if a US Holder of ADSs exchanges the ADSs for the underlying Shares represented by the ADSs. A US Holder’s tax basis in the withdrawn shares generally will be the same as the US Holder’s tax basis in the ADSs surrendered, and the holding period of the shares generally will include the holding period of the ADSs. However, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of receipts representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any French taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US Holders, each as described below, could be affected by actions taken by such parties or intermediaries.

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

Effect of French withholding taxes

As discussed above under “Taxation — French Taxation — Taxation of Dividends”, under French domestic law, dividends paid by us to a United States resident shareholder are subject to a 30% withholding tax (75% in the case of dividends paid outside France in a “non-cooperative state or territory”). Please see “Taxation — French taxation — Taxation of Dividends”. Under the Treaty, however, the rate of withholding tax applicable to Eligible US Holders is reduced to a maximum of 15%. Please see “Taxation — French Taxation — Taxation of Dividends — Procedure to Obtain Treaty Benefits” for the procedure to claim the reduced rate of withholding tax under the Treaty. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of French withholding taxes withheld by the Company, and as then having paid over the withheld taxes to the French taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

A US Holder will generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for any French income taxes withheld from a dividend. Eligible US Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the 15% maximum rate, and with respect to which the holder is entitled to obtain a refund from the French taxing authorities.

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

Passive foreign investment company status

We do not believe that we would be treated as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015, but our possible status as a PFIC must be determined annually and therefore may be subject to change. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules”, either (i) 75% or more of its gross income consists of certain specified types of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%.

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

Interest rate risk

Our policy is to manage interest rates through maximization of the proportion of fixed rate debt. As of December 31, 2015, 73% of our debt consisted of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our revolving credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). Term loans issued December 18, 2015 also incur interest at variable rates. As a result, a portion of our interest expenses vary in line with movements in short-term interest rates. We may use interest rate swaps to adjust interest rate exposure when appropriate based upon market conditions.

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

At December 31, 2015, contracts were outstanding for the US dollar equivalent of US$77.7 million (notional amount), of which US$25.7 million against Norwegian kroner, US$19.1 million against Chinese Renminbi Yuan, US$14.4 against British pounds, US$5.1 million against Canadian dollar, US$5.0 million against Euros, US$4.6 million against Singapore dollars, US$2.9 million against Swiss francs and US$0.9 million against Australian dollars. Their fair value as of December 31, 2015 is not material.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations as of December 31, 2015:

Carrying value(1)	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(in US$ million)
Debt
US dollar	8.1	13.5	5.1	204.9	2.6	1,030.5	1,264.7	725.8
Average fixed rate	4.0%	7.3%	7.1%	4.4%	8.8%	6.7%	6.3%
US dollar	31.1	25.0	234.0	360.1	—	—	650.2	511.0
Average variable rate	4.3%	4.6%	4.0%	6.4%	—	—	5.4%
Euro	4.9	5.1	5.2	43.2	794.6	37.1	890.1	457.1
Average fixed rate	4.6%	4.6%	4.6%	1.6%	4.0%	4.4%	3.9%
Euro	—	—	170.9	—	—	—	170.9	141.7
Average variable rate	—	—	3.8%	—	—	—	3.8%

(1)	Excluding bank overdrafts, accrued interest, IFRS adjustments and issue premium

Commercial risk and counter-party risk

Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. Specific procedures have been put in place to monitor customers’ payments and reduce risks. In 2015, the Group’s two most significant customers accounted for 5.0% and 4.9% of the Group’s consolidated revenues compared with 7.1% and 5.2% in 2014 and 5.1% and 3.9% in 2013.

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

Category	Depositary Actions	Associated Fee/By Whom Paid
(a) Depositing or substituting the underlying shares	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$5.00 (or less) per 100 ADSs (or portion thereof) charged to person depositing the shares

(b) Receiving or distributing dividends	Any cash distribution to ADS registered holders	US$0.02 (or less) per ADS

(c) Selling or exercising rights	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs

(d) Withdrawing an underlying security	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 (or less) per 100 ADSs (or portion thereof) charged to person withdrawing the shares

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	Not applicable

(f) General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADSs	Not applicable

(g) Expenses of the Depositary	Expenses incurred on behalf of holders in connection with:

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

However, in the year ended December 31, 2015, the Depositary did not reimburse us for any fees or expenses.

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

Pursuant to Article L.225-37 of the French Commercial Code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the Annual General Meeting of our shareholders on the Board of Directors’ composition, preparation and organization of the Board of Directors’ work, internal control and risk management. This report for 2015 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our Disclosure Committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our Group has been implemented.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2015, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2015, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union as of December 31, 2015.

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

Report of Independent Registered Public Accounting Firm on the internal control over financial reporting

To the Board of Directors and Shareholders of CGG,

We have audited CGG and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). CGG and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management annual report. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, CGG and subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of CGG and subsidiaries as at December 31, 2015, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015 and our report dated April 15, 2016 expressed an unqualified opinion thereon.

Paris-La Défense,

April 15, 2016

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

Item 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,
	2015		2014
	EY	Mazars	EY	Mazars
	(in thousands of US$)
Audit Fees(a)	3,241	1,420	4,654	1,990
Audit-Related Fees(b)	283	164	65	264
Tax Fees(c)	24	42	84	4
All Other Fees(d)	—	—	—	—

Total	3,548	1,626	4,803	2,258

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

The following audited financial statements of the CGG Group and related schedules, together with the report of Ernst & Young et Autres, are filed as part of this annual report:

Item	19: EXHIBITS

Exhibit No	Exhibit

1.1*	English translation of our Articles of Association (statuts).

2.1	Indenture dated as of May 31, 2011 between CGG S.A., certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon, as Trustee. (Exhibit 4.19 to the Registrant’s Registration Statement on Form F-4, dated September 27, 2011, is incorporated herein by reference).

2.2*	Supplemental Indenture dated as of May 31, 2012 to the Indenture dated May 31, 2011 between CGG S.A. certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon as Trustee.

2.3*	Supplemental Indenture dated as of January 7, 2016 to the Indenture dated May 31, 2011 between CGG S.A. certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon as Trustee.

4.1	Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment (Exhibit 10.1 to the Report on Form 6-K, dated May 13, 2004, is incorporated herein by reference).

4.2	Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us (we have requested that the Commission grant confidential treatment for certain portions of this document) (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).

4.3	Joint Venture Agreement(1) relating to Seabed Geosolutions B.V. between Fugro Consultants International N.V. and CGGVeritas S.A. dated January 27, 2013 (Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, dated April 25, 2013, is incorporated herein by reference).

4.4	Amendment dated February 16, 2013(1) to the Joint Venture Agreement relating to Seabed Geosolutions B.V. between Fugro Consultants International N.V. and CGGVeritas S.A. (Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, dated April 25, 2013, is incorporated herein by reference).

4.5*	US$325 million French Law Multicurrency Revolving Facility Agreement between CGG S.A. as Borrower, certain of its subsidiaries acting as guarantors and the lenders party thereto, dated 31 July 2013 as amended and restated most recently pursuant to an amendment and restatement agreement dated 4 February 2016.

4.6*	Amendment and Restatement Agreement, dated as of January 10, 2016, to the Credit Agreement, dated as of July 15, 2013, between CGG Holding (U.S.) Inc., as Borrower, CGG S.A., as Parent, and the lenders party thereto.

4.7*	Amendment No. 1, dated as of February 4, 2016, to the Amendment and Restatement Agreement, dated as of January 10, 2016, between CGG Holding (U.S.) Inc., as Borrower, CGG S.A., as Parent, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent, and the lenders party thereto.

4.8*	Term Loan Credit Agreement, dated as of November 19, 2015, between CGG Holding (US) Inc., as Borrower, CGG S.A., as Parent, certain subsidiaries acting as guarantors, Jefferies Finance LLC, as Administrative Agent, Credit Suisse AG, as Collateral Agent, and the lenders party thereto.

4.9*	Incremental Assumption Agreement, dated as of December 4, 2015, between CGG Holding (US) Inc., as Borrower, Jefferies Finance LLC, as Administrative Agent, and Morgan Stanley Bank International Limited, as Incremental Term Lender.

Exhibit No	Exhibit

8*	Our subsidiaries

11	Code of Ethics.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350).

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350).

15.1*	Consent of Ernst & Young et Autres.

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

Date: April 15, 2016

CGG

ERNST & YOUNG
1-2 place des Saisons, Paris La Défense 1
92400 Courbevoie

Report of Independent Registered Public Accounting Firm on the consolidated financial statements

To the Board of Directors and Shareholders of CGG,

We have audited the accompanying consolidated statements of financial position of CGG and subsidiaries as of December 31, 2015, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash-flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CGG and subsidiaries at December 31, 2015, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CGG’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria), and our report dated April 15, 2016 expressed an unqualified opinion thereon.

Paris-La Défense,

April 15, 2016

ERNST & YOUNG et Autres

Pierre Jouanne	Laurent Vitse

CGG

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
	Notes	2015	2014	2013
		(in millions of US$)
ASSETS
Cash and cash equivalents	28	385.3	359.1	530.0
Trade accounts and notes receivable, net	3	812.5	942.5	987.4
Inventories and work-in-progress, net	4	329.3	417.3	505.2
Income tax assets		91.2	145.9	118.1
Other current assets, net	5	119.2	126.5	175.6
Assets held for sale, net	5	34.4	38.3	37.7

Total current assets		1,771.9	2,029.6	2,354.0

Deferred tax assets	24	52.2	98.2	222.6
Investments and other financial assets, net	7	87.6	141.8	47.8
Investments in companies under equity method	8	200.7	137.7	325.8
Property, plant and equipment, net	9	885.2	1,238.2	1,557.8
Intangible assets, net	10	1,286.7	1,373.8	1,271.6
Goodwill, net	11	1,228.7	2,041.7	2,483.2

Total non-current assets		3,741.1	5,031.4	5,908.8

TOTAL ASSETS		5,513.0	7,061.0	8,262.8

LIABILITIES AND EQUITY
Bank overdrafts	13	0.7	2.9	4.5
Current portion of financial debt	13	96.5	75.7	247.0
Trade accounts and notes payables		267.8	444.2	557.6
Accrued payroll costs		169.2	222.5	251.1
Income taxes payable		47.0	72.2	73.9
Advance billings to customers		56.0	54.4	52.4
Provisions — current portion	16	219.5	106.0	73.1
Other current liabilities	12	198.6	231.8	283.9

Total current liabilities		1,055.3	1,209.7	1,543.5

Deferred tax liabilities	24	136.3	153.8	148.9
Provisions — non-current portion	16	155.9	220.3	142.5
Financial debt	13	2,787.6	2,700.3	2,496.1
Other non-current liabilities	17	19.5	30.7	41.7

Total non-current liabilities		3,099.3	3,105.1	2,829.2

Common stock: 278,953,971 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at December 31, 2015	15	92.8	92.8	92.7
Additional paid-in capital		1,410.0	3,180.4	3,180.4
Retained earnings		1,181.7	562.0	1,273.9
Other Reserves		138.0	64.7	(46.1)
Treasury shares		(20.6)	(20.6)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA		(1,450.2)	(1,154.4)	(698.8)
Cumulative income and expense recognized directly in equity		(0.6)	(7.6)	(7.6)
Cumulative translation adjustment		(38.9)	(24.3)	26.0
Equity attributable to owners of CGG SA		1,312.2	2,693.0	3,799.9

Non-controlling interest		46.2	53.2	90.2

Total equity		1,358.4	2,746.2	3,890.1

TOTAL LIABILITIES AND EQUITY		5,513.0	7,061.0	8,262.8

The accompanying notes are an integral part of the consolidated financial statements

CGG

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year
	Notes	2015	2014	2013
		(in millions of US$, except per share data)
Operating revenues	19	2,100.9	3,095.4	3,765.8
Other income from ordinary activities	19	1.4	1.5	2.1
Total income from ordinary activities		2,102.3	3,096.9	3,767.9
Cost of operations		(1,817.2)	(2,510.8)	(2,977.2)

Gross profit		285.1	586.1	790.7

Research and development expenses — net	20	(68.7)	(101.2)	(105.9)
Marketing and selling expenses		(87.2)	(113.9)	(118.6)
General and administrative expenses		(98.5)	(146.6)	(215.9)
Other revenues (expenses) — net	21	(1,188.3)	(921.9)	(745.2)

Operating income	19	(1,157.6)	(697.5)	(394.9)

Expenses related to financial debt		(180.2)	(202.3)	(193.3)
Income provided by cash and cash equivalents		1.7	1.7	1.6
Cost of financial debt, net	22	(178.5)	(200.6)	(191.7)
Other financial income (loss)	23	(54.5)	(43.0)	(22.3)
Income (loss) of consolidated companies before income taxes		(1,390.6)	(941.1)	(608.9)
Deferred taxes on currency translation		(1.6)	(15.9)	9.7
Other income taxes		(75.4)	(107.9)	(92.6)

Total income taxes	24	(77.0)	(123.8)	(82.9)

Net income (loss) from consolidated companies		(1,467.6)	(1,064.9)	(691.8)

Share of income (loss) in companies accounted for under equity method		21.4	(81.7)	0.6

Net income (loss)		(1,446.2)	(1,146.6)	(691.2)

Attributable to:
Owners of CGG SA		$(1,450.2)	(1,154.4)	(698.8)
Owners of CGG SA(2)		€(1,302.0)	(866.1)	(527.2)
Non-controlling interests		$4.0	7.8	7.6
Weighted average number of shares outstanding(3)	29	194,577,134	194,489,333	194,214,274
Dilutive potential shares from stock options	29	(1)	(1)	(1)
Dilutive potential shares from performance share plan	29	(1)	(1)	(1)
Dilutive potential shares from convertible bonds	29	(1)	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive(3)		194,577,134	194,489,333	194,214,274
Net income (loss) per share
— Basic		$(7.45)	(5.94)	(3.60)
— Basic(2)		€(6.69)	(4.45)	(2.71)
— Diluted		$(7.45)	(5.94)	(3.60)
— Diluted(2)		€(6.69)	(4.45)	(2.71)

(1)	As our net result was a loss, stock-options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.
(2)	Converted at the average exchange rate of US$ 1.1138, US$ 1.3328 and US$ 1.3254 per € for 2015, 2014 and 2013 respectively.
(3)	As a result of the 5 February 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015, 2014 and 2013 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

The accompanying notes are an integral part of the consolidated financial statements

CGG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year
	2015	2014	2013
	(in millions of US$)
Net income (loss) from statements of operations	(1,446.2)	(1,146.6)	(691.2)
Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Net gain (loss) on cash flow hedges	0.7	(1.2)	—
Net gain (loss) on available-for-sale financial assets	(0.7)	—	—
Exchange differences on translation of foreign operations	(16.8)	(49.2)	25.2
Net other comprehensive income to be reclassified in profit (loss) in subsequent period(1)	(16.8)	(50.4)	25.2
Other comprehensive income not to be classified in profit (loss) in subsequent period:
Net gain (loss) on actuarial changes on pension plan	(3.3)	(8.5)	(2.5)
Net other comprehensive income not to be reclassified in profit (loss) in subsequent period(2)	(3.3)	(8.5)	(2.5)
Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method(3)	—	—	—
Total other comprehensive income (loss) for the period, net of taxes(1)+(2)+(3)	(20.1)	(58.9)	22.7

Total comprehensive income (loss) for the period	(1,466.3)	(1,205.5)	(668.5)
Attributable to :
Owners of CGG	(1,467.4)	(1,213.2)	(677.6)
Non-controlling interests	1.1	7.7	9.1

Actuarial changes on pension plan are not classified to profit or loss in subsequent periods.

Other components recognized in other comprehensive income are reclassified to profit or loss under certain conditions.

The accompanying notes are an integral part of the consolidated financial statements

CGG

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2013 (restated)(a)	176,392,225	92.4	3,179.1	1,265.8	(27.8)	(20.6)	(7.6)	1.9	4,483.2	98.7	4,581.9

Net gain (loss) on actuarial changes on pension plan(1)				(2.5)					(2.5)		(2.5)
Net gain (loss) on cash flow hedges(2)									—		—
Exchange differences on foreign currency translation(3)							(0.4)	24.1	23.7	1.5	25.2

Other comprehensive income(1)+(2)+(3)				(2.5)			(0.4)	24.1	21.2	1.5	22.7
Net income(4)				(698.8)					(698.8)	7.6	(691.2)

Comprehensive income(1)+(2)+(3)+(4)				(701.3)			(0.4)	24.1	(677.6)	9.1	(668.5)
Capital increase	498,641	0.3	1.3	(0.2)					1.4		1.4
Dividends									—	(7.5)	(7.5)
Cost of share-based payment				11.9					11.9		11.9
Changes in consolidation scope and other				(1.1)	(18.3)		0.4		(19.0)	(10.1)	(29.1)

Balance at December 31, 2013	176,890,866	92.7	3,180.4	575.1	(46.1)	(20.6)	(7.6)	26.0	3,799.9	90.2	3,890.1

(a)	Restatement related to IAS19 revised

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2014	176,890,866	92.7	3,180.4	575.1	(46.1)	(20.6)	(7.6)	26.0	3,799.9	90.2	3,890.1

Net gain (loss) on actuarial changes on pension plan(1)				(8.5)					(8.5)		(8.5)
Net gain (loss) on cash flow hedges(2)							(1.2)		(1.2)		(1.2)
Exchange differences on foreign currency translation(3)							1.2	(50.3)	(49.1)	(0.1)	(49.2)

Other comprehensive income(1)+(2)+(3)				(8.5)			—	(50.3)	(58.8)	(0.1)	(58.9)
Net income(4)				(1,154.4)					(1,154.4)	7.8	(1,146.6)

Comprehensive income(1)+(2)+(3)+(4)				(1,162.9)			—	(50.3)	(1,213.2)	7.7	(1,205.5)
Capital increase	174,326	0.1		(0.1)					—		—
Dividends									—	(7.5)	(7.5)
Cost of share-based payment				8.2					8.2		8.2
Reimbursement of convertible bonds, net of deferred taxes				(16.3)					(16.3)		(16.3)
Exchange differences on foreign currency translation generated by the parent company					110.8				110.8		110.8
Changes in consolidation scope and other				3.6					3.6	(37.2)	(33.6)

Balance at December 31, 2014	177,065,192	92.8	3,180.4	(592.4)	64.7	(20.6)	(7.6)	(24.3)	2,693.0	53.2	2,746.2

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2015	177,065,192	92.8	3,180.4	(592.4)	64.7	(20.6)	(7.6)	(24.3)	2,693.0	53.2	2,746.2

Net gain (loss) on actuarial changes on pension plan(1)				(3.3)					(3.3)		(3.3)
Net gain (loss) on cash flow hedges(2)							0.7		0.7		0.7
Net gain (loss) on available-for-sale financial assets(3)							(0.7)		(0.7)		(0.7)
Exchange differences on foreign currency translation(4)							0.7	(14.6)	(13.9)	(2.9)	(16.8)

Other comprehensive income (1)+(2)+(3)+(4)				(3.3)			0.7	(14.6)	(17.2)	(2.9)	(20.1)
Net income(5)				(1,450.2)					(1,450.2)	4.0	(1,446.2)

Comprehensive income(1)+(2)+(3)+(4)+(5)				(1,453.5)			0.7	(14.6)	(1,467.4)	1.1	(1,466.3)
Dividends									—	(7.5)	(7.5)
Cost of share-based payment				3.2					3.2		3.2
Exchange differences on foreign currency translation generated by the parent company					73.3				73.3		73.3
Public exchange offer of convertible bonds, net of tax				8.5					8.5		8.5
Transfer to retained earnings of the parent company			(1,770.4)	1,770.4					—		—
Changes in consolidation scope and other				(4.7)			6.3		1.6	(0.6)	1.0

Balance at December 31, 2015	177,065,192	92.8	1,410.0	(268.5)	138.0	(20.6)	(0.6)	(38.9)	1,312.2	46.2	1,358.4

The accompanying notes are an integral part of the consolidated financial statements

CGG

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year
	Notes	2015	2014	2013
		(in millions of US$)
OPERATING
Net income (loss)		(1,446.2)	(1,146.6)	(691.2)
Depreciation and amortization	28	1,310.6	1,031.3	1,213.0
Multi-client surveys depreciation and amortization	10, 28	369.5	565.8	398.7
Depreciation and amortization capitalized in multi-client surveys	10	(72.8)	(130.0)	(92.9)
Variance on provisions		98.5	116.1	39.6
Stock based compensation expenses		3.1	6.1	15.8
Net (gain) loss on disposal of fixed and financial assets	28	(27.2)	(7.3)	(90.3)
Equity (income) loss of investees		(21.4)	81.7	(0.6)
Dividends received from investments in companies under equity method		5.1	30.7	10.0
Other non-cash items		(3.0)	44.8	4.5
Net cash-flow including net cost of financial debt and income tax		216.2	592.6	806.6
Less net cost of financial debt		178.5	200.6	191.7
Less income tax expense		77.0	123.8	82.9
Net cash-flow excluding net cost of financial debt and income tax		471.7	917.0	1,081.2
Income tax paid		(19.2)	(22.9)	(117.3)
Net cash-flow before changes in working capital		452.5	894.1	963.9
— change in trade accounts and notes receivables		76.8	7.6	46.5
— change in inventories and work-in-progress		53.2	40.3	(46.8)
— change in other current assets		25.7	12.8	25.5
— change in trade accounts and notes payable		(144.1)	(73.4)	(76.9)
— change in other current liabilities		(33.5)	(36.3)	0.5
Impact of changes in exchange rate on financial items	28	(22.5)	19.1	(5.0)

Net cash-flow provided by operating activities		408.1	864.2	907.7

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9	(145.6)	(281.9)	(347.2)
Investments in multi-client surveys, net cash	10	(284.6)	(583.3)	(479.4)
Proceeds from disposals of tangible & intangible assets		46.2	7.8	6.1
Total net proceeds from financial assets	28	4.4	21.5	33.7
Acquisition of investments, net of cash & cash equivalents acquired	28	(19.3)	(8.1)	(937.9)
Variation in loans granted		(27.8)	(50.0)	3.9
Variation in subsidies for capital expenditures		(0.7)	(0.9)	(1.5)
Variation in other non-current financial assets		4.1	1.4	2.8

Net cash-flow used in investing activities		(423.3)	(893.5)	(1,719.5)

FINANCING
Repayment of long-term debt		(231.6)	(1,288.1)	(481.3)
Total issuance of long-term debt		466.0	1,382.3	444.4
Lease repayments		(8.2)	(8.8)	(16.8)
Change in short-term loans		(2.1)	(0.8)	(0.4)
Financial expenses paid	28	(153.8)	(144.0)	(136.9)
Net proceeds from capital increase:
— from shareholders		—	0.1	1.4
— from non-controlling interests of integrated companies		—	—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—	—
— to non-controlling interests of integrated companies		(7.5)	(43.2)	(7.5)

Net cash-flow provided by (used in) financing activities		62.8	(102.5)	(197.1)

Effect of exchange rates on cash		(21.4)	(8.7)	21.4
Impact of changes in consolidation scope		—	(30.4)	(2.7)

Net increase (decrease) in cash and cash equivalents		26.2	(170.9)	(990.2)

Cash and cash equivalents at beginning of year	28	359.1	530.0	1,520.2

Cash and cash equivalents at end of period	28	385.3	359.1	530.0

The accompanying notes are an integral part of the consolidated financial statements

CGG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n(o)1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union at December 31, 2015.

The consolidated financial statements were authorized for issue by the Board of Directors on March 2, 2016 and are subject to the approval of our General Meeting expected to be held on May 27, 2016.

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

Those accounting policies are consistent with those used to prepare our consolidated financial statements as at December 31, 2014, except for the first adoption of the following Standards, Amendments, and Interpretations:

•	Amendments to IAS 19 — Defined Benefit Plans: Employee Contributions

•	Annual Improvements (2010-2012)

•	Annual Improvements (2011-2013)

The adoption of these Standards, Amendments, and Interpretations had no significant impact on the Group’s financial statements. Comparative information has therefore not been restated.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were not effective as of December 31, 2015, namely:

•	Amendments to IAS 1 — Disclosure initiative

•	Amendment to IFRS 11 — Acquisition of an interest in a joint operation

•	Amendments to IAS 16 & IAS 38 — Clarification of Acceptable Methods of Depreciation and Amortization

•	Annual Improvements (2012-2014)

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were issued but not yet adopted by the European Union and were not effective:

•	IFRS 9 — Financial instrument — classification and valuation of financial assets

•	IFRS 15 — Revenue from Contracts with Customers

•	Amendments to IFRS 10 and IAS 28 — Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•	Amendments to IAS 7 — Disclosure initiative

•	Amendments to IAS 12 — Recognition of deferred tax assets for unrealized losses

•	IFRS 16 — Leases

We are currently reviewing these Standards, Amendments, and Interpretations to assess their potential impact on our consolidated financial statements. The application of Amendments to IAS 16 & IAS 38 — Clarification of Acceptable Methods of Depreciation and Amortization is described below.

Application of Amendments to IAS 16 & IAS 38 — Clarification of Acceptable Methods of Depreciation and Amortization

The amendment of IAS 38 Intangible assets leads CGG to adapt its multi-client library amortization pattern as follows:

•	Each survey will be fully amortized over a 5 years period based on the following principles:

•	Based on the sales pattern, each survey will be amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and after sales periods.

•

Thereby, an amortization rate corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey will be applied to each sales recognized. For 2016, and as applied conservatively by CGG since January 1st, 2014, such amortization rate will be 80%.

•

For certain large sales, as the case maybe, the amortization rate will be adjusted to reflect the commercial effects of price elements: would a special rebate be granted to a customer buying a large volume of data, it could then trigger a higher amortization rate.

•

In parallel with the primary amortization pattern here-above described, a secondary amortization pattern consisting in a straight-line amortization of the Gross Book Value of the survey over a 5 year period starting at the delivery date of the survey will supersede and prevail would its application lead to a higher accumulated amortization than for the primary amortization pattern.

•	In addition, an impairment assessment will continue to be performed on an annual basis (or more frequently, whenever there is an indication that a survey may be impaired).

These principles are fairly consistent with our multi-client business model characteristics and they comply with the amendment of IAS 38 as they reflect the expected pattern of consumption of the economic benefits of the multi-clients library.

These principles for the multi-clients library amortization will be applied prospectively with effect from January 1st, 2016.

Use of judgment and estimates

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

Key judgments and estimates used in the financial statements are summarized in the following table:

Note	Judgments and estimates	Key assumptions
Note 2	Fair value of assets and liabilities acquired through purchase accounting	Pattern used to determine the fair value of assets and liabilities

Note 3	Recoverability of client receivables	Assessment of clients’ credit default risk

Notes 7 and 8	Valuation of investments	Financial assets fair value Equity method companies fair value

Note 10	Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys

Note 10	Depreciation and amortization of tangible and intangible assets	Assets useful lives

Note 11	Recoverable value of goodwill and intangible assets	Expected geophysical market trends and timing of recovery Discount rate (WACC)

Note 16	Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate

Note 16	Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts

Note 16	Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions

Note 19	Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts

Note 20	Development costs	Assessment of future benefits of each project

Note 24	Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

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

The financial statements of all of our subsidiaries are maintained in the local currency, with the exception of the financial statements of subsidiaries for which the functional currency is not the local currency. The functional currency is the currency in which they primarily conduct their business. Goodwill attributable to subsidiaries is accounted for in the functional currency of the applicable entities.

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

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. Revenue is recognized using the percentage of completion method (or “proportional performance method”).

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones before which the customer is granted a right of cancellation or refund of amounts paid have been achieved.

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

Borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale are capitalized as part of the cost of such assets.

6 — Income taxes and deferred taxes

Income taxes includes all tax based on taxable profit.

Deferred taxes are recognized on all temporary differences between the carrying value and the tax value of assets and liabilities, as well as on carry-forward losses, using the balance sheet liability method. Deferred tax assets are recognized only when their recovery is considered as probable.

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

Goodwill is determined according to IFRS 3 Revised — Business Combinations. Goodwill is not amortized but subject to an impairment test at least once a year at the statement of financial position dates or when a triggering event occurs.

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

We use amortization rate of 80% corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

For all categories of surveys, starting from data delivery, a minimum straight-line amortization scheme is applied over a five-year to seven-year period, if total accumulated amortization from the applicable amortization rate is below this equivalent minimum level.

Please refer to introduction of note 1 for the application of the amendment of IAS 38 from 1 January 2016.

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

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Impairment losses recognized on goodwill cannot be reversed.

•	Assets held for sale

Assets classified as assets held for sale correspond to non-current assets for which the net book value will be recovered by a sale rather than by their use in operations. Assets held for sale are valued at the lower of historical cost and fair value less cost to sell.

8 — Investments in companies under equity method

Under the equity method, the investments in our associates or joint ventures are carried in the statement of financial position at cost plus post acquisition changes in our share of net assets of the associates or joint ventures. Goodwill relating to the associates is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in the associates. We determine at each reporting date whether there is any objective evidence that the investments in our associates are impaired. If this is the case we calculate the amount of impairment as the difference between the recoverable amount of the associates and their carrying value and usually recognize the amount in the ‘share of profit of an associate’ in the statement of operations.

Upon loss of significant influence over the associate, we measure and recognize any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

From the date when an investment ceases to be an associate or a joint venture and becomes a financial asset we discontinue the use of the equity method. The retained interests are measured at fair value. We recognise in profit or loss any difference between (i) the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture; and (ii) the carrying amount of the investment at the date the equity method was discontinued.

9 — Investments and other financial assets

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

10 — Treasury shares

We value treasury shares at their cost, as a reduction of shareholders’ equity. Proceeds from the sale of treasury shares are included in shareholders’ equity and have no impact on the statement of operations.

11 — Inventories

We value inventories at the lower of cost (including direct production costs where applicable) and net realizable value.

We calculate the cost of inventories on a weighted average price basis for our Equipment segment and on a first-in first-out basis for Contractual Data Acquisition and Geology, Geophysics & Reservoir (“GGR”) segments.

The additions and deductions in valuation allowances for inventories and work-in-progress are presented in the consolidated statements of operations as “Cost of sales”.

12 — Trade accounts and Notes receivable

In the Contractual Data Acquisition and Geology, Geophysics & Reservoir (“GGR”) segments, customers are generally large national or international oil and gas companies, which management believes reduces potential credit risk.

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

13 — Provisions

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

14 — Financial debt

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

15 — Convertible debt

•

The Company recognizes separately the components of convertible debt as respectively a financial liability and an option to the holder of the instrument to convert it into an equity instrument of the Company.

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

16 — Derivative financial instruments

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

When derivatives do not qualify for cash flow hedge accounting, we account for changes in the fair value into the statement of operations in “Other financial income (loss)”.

17 — Cash-flow statement

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

18 — Share-based payments, including stock options

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

19 — Grants

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

20 — Earnings per share

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

NOTE 2 — ACQUISITIONS AND DIVESTITURES

— During 2015

In accordance with the Framework Agreement signed in late 2013 with Industrialization & Energy Services Company (TAQA), 98% of Ardiseis capital has been brought to Argas by CGG and TAQA (49% by CGG and TAQA, respectively). Through this Agreement, Argas has become the main shareholder of Ardiseis, with Argas and Ardiseis pooling all their resources to create a more efficient and powerful combined Argas Group. The new Argas group has a stronger capital base, covered a larger business scope, and is 51% owned by TAQA and 49% owned by CGG.

On October 31, 2015, CGG sold its Canadian Multi-Client Library and cashed-in the proceeds.

— During 2014

Framework agreement with Industrialization & Energy Services Company (TAQA) and sale of 2% of Ardiseis FZCO

On December 31, 2013, CGG and TAQA entered into a Framework Agreement which strengthens and extends their historical and long-term partnership in the Middle-East.

CGG and TAQA were shareholders of two joint ventures in the Middle East: Argas, a Saudi company established in 1966, covering geophysical activities in the Kingdom of Saudi Arabia (KSA), of which TAQA owned 51% and CGG owned 49%; Ardiseis, a company established in 2006 in Dubai, covering land and shallow water data acquisition activities in the rest of the Middle East, of which CGG owned 51% and TAQA 49%.

Through the Framework Agreement, Argas would become the sole shareholder of Ardiseis, with Argas and Ardiseis pooling all their resources to create a more efficient and powerful combined Argas Group. The new Argas group would have a stronger capital base, covered a larger business scope, and would be 51% owned by TAQA and 49% owned by CGG.

In relation with this agreement, net assets of Ardiseis were reclassified in Assets held for sales for an amount of US$22 million as of December 31, 2013 (see note 5).

In June 2014, CGG and Industrialization & Energy Services Company (TAQA) signed a ‘share sale and purchase agreement’ under which CGG Services UK Ltd, a subsidiary of CGG, sold 2% of the share capital of Ardiseis FZCO to TAQA for a total consideration of US$1.2 million. As a result of the transaction, CGG owned 49% of Ardiseis FZCO and did not control the company any longer. From June 30, 2014, Ardiseis FZCO was no longer fully consolidated in our consolidated financial statements but was accounted for under the equity method.

The net gain arising from this transaction amounted to US$11.9 million and was recorded in the line item “Other revenues (expenses), net” in the 2014 consolidated statement of operations.

Agreement with Geokinetics Inc

On September 30, 2014 CGG sold its North American land contract assets and activities to Geokinetics Inc against a minority equity stake in this company. Our stake in Geokinetics was presented as a non-consolidated investment for US$49 million in our statement of financial position and was measured at its fair value (see note 7). The net gain arising from this transaction was not significant.

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

Based on the financial information related to entities we acquired (Fugro’s Geoscience Division, excluding multi-client survey), the Group operating revenues in 2013 would have been US$3,875.8 million if the acquisition had taken place on January 1, 2013. The impact on the net income (loss) would have been not significant.

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

The following table summarizes the consideration received for the contribution of our Shallow water and OBC businesses and the carrying value of the assets contributed:

(in millions of US$)
Consideration received
Credit note (1)	281
Fair value of our shares in Seabed Geosolutions BV (2)	217

Total consideration received	498

Carrying value of the contributed assets and liabilities
Cash	9
Goodwill	313
Other assets and liabilities	91

Total carrying value of the contributed assets and liabilities	413

Net gain realized	85

(1)	This related to the amount due by Fugro and offsets partially the gross cash paid for the acquisition of the Fugro’s Geoscience Division (see above)
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

Sale of the Company’s shareholding interest in Spectrum ASA

On February 20, 2013, we sold our 10.14% stake in Spectrum ASA at NOK 47.50 per share. We recognized a US$19.8 million gain recorded in the line item “Other revenues (expenses) net” in our consolidated statement of operations.

NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE

Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31,
	2015	2014	2013
	(in millions of US$)
Trade accounts and notes receivable gross — current portion	662.0	651.9	751.1
Less: allowance for doubtful accounts — current portion	(42.3)	(34.7)	(29.6)

Trade accounts and notes receivables net — current portion	619.7	617.2	721.5

Trade accounts and notes receivable gross — non-current portion	0.7	3.0	5.2
Less: allowance for doubtful accounts — non-current portion	—	—	(1.0)

Trade accounts and notes receivables net — non-current portion	0.7	3.0	4.2

Recoverable costs and accrued profit, not billed	192.1	322.3	261.7

Total accounts and notes receivables	812.5	942.5	987.4

Allowances for doubtful accounts only relate to overdue receivables as of December 31, 2015.

The non-current receivables relate to our Equipment segment as of December 31, 2015, 2014 and 2013.

As of December 31, 2015 the ageing analysis of net trade accounts and notes receivables is as follows:

	Not past due	30 days	30 - 60 days	60 - 90 days	90 - 120 days	> 120 days	Total
	(in millions of US$)
2015	390.6	98.9	26.2	17.3	24.3	63.1	620.4
2014	326.9	100.6	45.4	48.3	10.6	88.4	620.2
2013	445.3	99.9	71.6	18.6	12.6	77.7	725.7

Litigation

On March 18, 2013, CGG Services SA, a fully owned subsidiary of CGG SA, initiated arbitration proceedings against ONGC, an Indian company, to recover certain unpaid amounts under three commercial contracts entered into by the two entities between 2008 and 2010. The proceedings are on-going. We believe that this arbitration proceeding will allow us to recover the receivables that are recorded on our statement of financial position as unpaid receivables.

Factoring agreements

In 2014 and 2013, we entered into several factoring agreements with various banks. We had transferred US$81.1 million and US$36.9 million as of December 31, 2014 and 2013 respectively, of notes receivable as part of these agreements. The risks retained by the Group were mainly the risk of payment delay up to 30 days and the risk of commercial litigation. Both were historically low with the transferred clients. As a consequence, the Group retained only non-significant amounts to the extent of its continuing involvement. Related costs recorded in operating income are not significant.

There were no factoring agreements as of December 31, 2015.

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

	December 31, 2015			December 31, 2014			December 31, 2013
	Cost	Valuation Allowance	Net	Cost	Valuation Allowance	Net	Cost	Valuation Allowance	Net
	(in millions of US$)
Consumables and spares parts	15.2	(0.6)	14.6	36.4	(0.6)	35.8	60.6	(0.8)	59.8
Raw materials and sub-assemblies	76.0	(14.9)	61.1	91.9	(13.5)	78.4	121.8	(16.5)	105.3
Work in progress	159.0	(25.8)	133.2	197.0	(26.4)	170.6	245.6	(17.5)	228.1
Finished goods	134.5	(14.1)	120.4	143.8	(11.3)	132.5	127.1	(15.1)	112.0

Inventories and work in progress	384.7	(55.4)	329.3	469.1	(51.8)	417.3	555.1	(49.9)	505.2

Variation of inventories and work in progress

	December 31,
Variation of the period	2015	2014	2013
	(in millions of US$)
Balance at beginning of period	417.3	505.2	419.2
Variations	(45.0)	(30.8)	60.1
Movements in valuation allowance	(8.2)	(9.5)	(11.3)
Change in consolidation scope	—	(8.0)	20.9
Change in exchange rates	(33.0)	(39.6)	13.8
Others	(1.8)	—	2.5

Balance at end of period	329.3	417.3	505.2

In 2014, change in consolidation scope corresponded to inventories and work in progress contributed to Alcatel-Lucent Submarine Networks (ASN) and Geokinetics (see note 2). In 2013, this line item corresponded to inventories and work in progress acquired in the Fugro Geoscience Division.

NOTE 5 — OTHER CURRENT ASSETS AND ASSETS HELD FOR SALE

Other current assets

	December 31,
	2015	2014	2013
	(in millions of US$)
Personnel and other tax assets	40.8	41.9	61.7
Fair value of financial instruments	0.3	1.4	1.8
Other miscellaneous receivables(a)	43.3	32.1	34.4
Supplier prepayments	20.9	33.3	52.1
Prepaid expenses	13.9	17.8	25.6

Other current assets	119.2	126.5	175.6

(a)	Includes restricted cash for US$0.7 million in 2015.

Assets held for sale

	December 31,
	2015	2014	2013
	(in millions of US$)
Massy headquarters land	7.6	10.7	10.7
Ardiseis Net assets related to the framework agreement with TAQA (see note 2)	—	—	21.9
Seismic vessels	22.0	26.2	—
Equipments and others	4.8	1.4	5.1

Assets held for sale	34.4	38.3	37.7

In 2015, we sold a part of Massy headquarters, and two of the three seismic vessels that were previously classified as assets held for sale in 2014 as part of our transformation plan.

NOTE 6 — ASSET VALUATION ALLOWANCE

	December 31, 2015
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of US$)
Trade accounts and notes receivables	34.8	12.2	(6.4)	—	1.7	42.3
Inventories and work-in-progress	51.7	9.3	(1.1)	—	(4.5)	55.4
Tax assets	8.0	1.3	(2.1)	—	(0.3)	6.9
Other current assets	9.8	1.1	(1.1)	—	(2.3)	7.5

Total assets valuation allowance	104.3	23.9	(10.7)	—	(5.4)	112.1

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2014
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of US$)
Trade accounts and notes receivables	30.6	17.4	(12.4)	—	(0.8)	34.8
Inventories and work-in-progress	49.9	13.6	(4.1)	—	(7.7)	51.7
Tax assets	0.1	7.9	—	—	—	8.0
Other current assets	11.2	2.7	(3.9)	—	(0.2)	9.8
Loans receivables and other investments	0.1	—	—	—	(0.1)	—

Total assets valuation allowance	91.9	41.6	(20.4)	—	(8.8)	104.3

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2013
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(in millions of US$)
Trade accounts and notes receivables	24.3	7.9	(6.1)	—	4.5	30.6
Inventories and work-in-progress	37.3	14.2	(2.9)	—	1.3	49.9
Tax assets	1.6	—	(1.5)	—	—	0.1
Other current assets	13.9	3.9	(6.6)	—	—	11.2
Loans receivables and other investments	0.2	—	(0.2)	—	0.1	0.1

Total assets valuation allowance	77.3	26.0	(17.3)	—	5.9	91.9

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

NOTE 7 — INVESTMENTS AND OTHER FINANCIAL ASSETS

	December 31,
	2015	2014	2013
	(in millions of US$)
Non-consolidated investments	15.3	57.0	8.5
Loans and advances	65.1	72.5	26.5
Deposits and other	7.2	12.3	12.8

Total	87.6	141.8	47.8

Non-consolidated investments

			December 31,
	Country	2015 % of interests	2015	2014	2013
			(in millions of US$)
Other investments in non-consolidated companies
Tronic’s Microsystems SA	France	9.17%	3.4	4.7	5.3
Geokinetics Inc.	USA	16.00%	9.0	49.0	—
Other investments in non-consolidated companies			2.9	3.3	3.2

Total non-consolidated investments			15.3	57.0	8.5

On December 31, 2015, our non-consolidated investments decrease mainly due to a US$40.0 million depreciation of our financial stake in Geokinetics Inc. During 2015, the Group’s shareholding in Tronic’s Microsystems SA decreased from 15.43% to 9.17%.

On September 30, 2014, CGG sold its North American land contract assets and activities to Geokinetics Inc. against a minority equity stake in this company. Our stake in Geokinetics is presented as a non-consolidated investment in our statement of financial position since this date. It was measured at its fair value for US$49 million that was assessed using a market multiples approach.

No restriction or commitment exists between CGG and the non-consolidated investments.

Loans and advances

CGG granted a loan amounting to US$38.0 million as of December 31, 2015 and US$45.1 million as of December 31, 2014 to Seabed Geosolutions BV. CGG is no more commited to provide additional financial support to the joint venture. Loans and advances also include a loan granted by CGG Holding BV to PTSC CGGV Geophysical Survey Limited for US$24.0 million as of December 31, 2015, US$26.7 million as of December 31, 2014 and US$25.1 million as of December 31, 2013.

NOTE 8 — INVESTMENTS IN COMPANIES UNDER EQUITY METHOD

		2015 % of interests	December 31,
	Country / Head office		2015	2014	2013
			(in millions of US$)
Marine acquisition
CGG Eidesvik Ship Management AS	Norway / Bergen	49.0%	0.2	0.2	1.2
Eidesvik Seismic Vessels AS	Norway / Bomlo	49.0%	19.0	16.6	14.2
Gardline	Singapore	49.0%	7.7	5.5	5.8
GeofieLD Ship Management Services SAS	France / Suresnes	50.0%	(0.1)	(0.1)	—
Oceanic Seismic Vessels AS	Norway / Bomlo	49.0%	25.4	23.5	21.6
PT Elnusa-CGGVeritas Seismic	Indonesia / Jakarta	49.0%	0.3	0.5	0.6
PTSC CGGV Geophysical Survey Limited	Vietnam / Vung Tau City	49.0%	18.9	23.9	28.9
Land and Multi-Physics acquisition
Ardiseis FZCO(1)	United Arab Emirates / Dubai	—	—	27.4	—
Argas(1)	Saudi Arabia / Al-Khobar	49.0%	73.4	37.2	63.3
Seabed Geosolutions BV	The Netherlands / Amsterdam	40.0%	53.4	4.9	193.2
Veri-Illuq Geophysical Ltd.	Canada / Calgary	49.0%	(0.1)	(0.1)	(0.1)
Yamoria Geophysical Ltd.	Canada / Calgary	49.0%	(0.3)	(0.4)	(0.4)
GGR
Magnitude Microseismic LLC	US / Houston	—	—	(4.6)	(4.1)
Reservoir Evaluation Services LLP	Kazakhstan / Almaty	36.0%	2.9	3.2	1.6

Investments in companies under the equity method			200.7	137.7	325.8

(1)	From January 1st 2015, ARDISEIS is consolidated under ARGAS (see note 2).

The variation of “Investments in companies under equity method” is as follows:

	December 31,
	2015	2014	2013
	(in millions of US$)
Balance at beginning of period	137.7	325.8	124.5
Change in consolidation scope	4.9	29.2	(13.9)
Investments made during the year	40.0	4.9	219.6
Equity in income	21.4	(81.7)	0.6
Impairment	—	(107.0)	—
Dividends received during the period, reduction in share capital	(5.1)	(30.7)	(10.0)
Change in exchange rate and other	1.8	(2.8)	5.0

Balance at end of period	200.7	137.7	325.8

The changes in consolidation scope in 2015 correspond for US$4.9 million to the gain on disposal of the shares we held in Magnitude Microseismic LLC . In 2014, the changes in consolidation corresponded for US$27.6 million to the change of consolidation method of Ardiseis in June 2014 (see note 2). In 2013, the changes in consolidation corresponded to the disposal of the remaining shares we held in Spectrum ASA (see note 2). The adoption of IFRS11 in 2013 had no impact on the consolidation perimeter.

The investments in 2015 correspond for US$40 million to our participation in Seabed Geosolutions BV capital increase through the conversion of part of the existing debt. In 2014, the investments corresponded for US$4.9 million to our contribution in our joint venture Magnitude. The investments in 2013 corresponded for US$217 million to our 40% investment in Seabed Geosolutions BV.

The 2014 impairment corresponded to the impairment of our shares in Seabed Geosolutions BV that is recorded in the line item “Other revenues (expenses) — net” in the consolidated statement of operations (see note 21).

Main contributive companies under equity method

The following tables illustrate summarized financial information as of December 31, 2015 of the main contributive entities operating in the Land and Multi-Physics acquisition business:

	Argas(1)	Seabed Geosolutions BV
	(in millions of US$)
Revenue	240.8	387.7
Depreciation and amortization	(32.2)	(50.7)
Cost of financial debt	(1.1)	(10.6)
Tax income (expense)	(1.8)	(12.8)
Net income (loss)	20.4	18.3

Cash and cash equivalents	27.1	50.3
Current assets	169.5	164.2
Total non-current assets	148.0	267.1
Current financial liabilities	19.9	—
Current liabilities	119.6	158.1
Non-current financial liabilities	49.8	95.0
Non-current liabilities	70.6	29.2
Equity	84.7	199.3

Dividends paid to CGG	—	—

(1)	From January 1st 2015, ARDISEIS is consolidated under ARGAS (see note 2).

CGG granted a loan amounting to US$38 million as of December 31, 2015 to Seabed Geosolutions BV. and US$45.1 million as of December 31, 2014.

For transactions with investments in companies under the equity method, please see note 27— Related party transactions.

Reconciliation of the summarized financial information above with the carrying amount of the main contributive entities in our statement of financial position and with our share of income as of December 31, 2015 is as follows:

	Argas(1)	Seabed Geosolutions BV	Other entities	Total
	(in millions of US$)
Equity of main contributive entities	84.7	199.3
% of interest	49%	40%
% of equity of main contributive entities	41.5	79.7
Adjustments and eliminations	31.9	(26.3)

Investments in companies under the equity method	73.4	53.4	73.9	200.7

(1)	From January 1st 2015, ARDISEIS is consolidated under ARGAS (see note 2).

	Argas(1)	Seabed Geosolutions BV	Other entities	Total
	(in millions of US$)
Net income of main contributive entities	20.4	18.3
% of interest	49%	40%
% of income of main contributive entities	10.0	7.3
Adjustments and eliminations	(1.8)	—

Share of income (loss) in companies accounted for under the equity method	8.2	7.3	5.9	21.4

(1)	From January 1st 2015, ARDISEIS is consolidated under ARGAS (see note 2).

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2015			2014			2013
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(in millions of US$)
Land	17.1	—	17.1	19.6	—	19.6	21.1
Buildings	228.8	(106.0)	122.8	248.3	(106.4)	141.9	166.7
Machinery & equipment	989.3	(668.8)	320.5	1,112.6	(626.4)	486.2	677.6
Vehicles & vessels	597.6	(223.8)	373.8	682.7	(181.3)	501.4	574.4
Other tangible assets	115.9	(85.6)	30.3	125.3	(86.9)	38.4	40.5
Assets under constructions	20.7	—	20.7	50.7	—	50.7	77.5

Total Property, plant and equipment	1,969.4	(1,084.2)	885.2	2,239.2	(1,001.0)	1,238.2	1,557.8

Variation of the period

	December 31,
	2015	2014	2013
	(in millions of US$)
Balance at beginning of period	1,238.2	1,557.8	1,159.5
Acquisitions	78.5	201.0	289.5
Depreciation	(393.6)	(400.2)	(482.2)
Disposals	(13.3)	(16.7)	(16.1)
Change in exchange rates	(18.4)	(25.7)	6.4
Change in consolidation scope	—	(41.0)	624.1
Reclassification of tangible assets as “Assets held for sale”	(4.4)	(29.6)	(20.8)
Other	(1.8)	(7.4)	(2.6)

Balance at end of period	885.2	1,238.2	1,557.8

In 2015, the “Depreciation” line item includes a US$110 million impairment of vessels and related equipment’s. The net book value of our owned vessels has been aligned on recoverable value assessed as fair value less cost of disposal. In 2014 and 2013 respectively, it included US$65 million impairment of marine fixed equipment mainly and US$105 million of non-recurring impairment of seismic vessels and equipment (see notes 19 and 21).

Disposals of assets mainly relate to marine seismic equipment scrapped or damaged.

In 2014, the “Change in consolidation scope” was mainly due to the sale of the North American land contract assets and activities to Geokinetics against a minority equity stake in this company (see note 2). In 2013, it mainly related to the acquisition of the Fugro Geoscience Division.

In 2014, as a consequence of the fleet downsizing plan of our fleet, three seismic vessels have been reclassified as “Assets held for sale”. In 2013, assets have been reclassified as “Assets held for sale” for US$20.8 million in relation to the framework agreement signed with TAQA (see note 2).

Reconciliation of acquisitions with the consolidated statements of cash flows

	December 31,
	2015	2014	2013
	(in millions of US$)
Acquisitions of tangible assets, excluding finance lease	78.5	201.0	289.5
Development costs capitalized (see notes 10 and 20)	41.5	56.8	56.9
Additions in other intangible assets, excluding non-exclusive surveys (see note 10)	10.6	20.6	8.7
Variance of fixed assets suppliers	15.0	3.5	(7.9)

Total purchases of tangible and intangible assets according to cash-flow statement	145.6	281.9	347.2

Land, buildings and geophysical equipment recorded under finance leases

	December 31,
	2015			2014			2013
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(in millions of US$)
Geophysical equipment and vessels under finance leases	7.3	—	7.3	18.2	(1.4)	16.8	24.9
Land and buildings under finance leases	83.3	(13.6)	69.7	93.5	(12.4)	81.1	96.3
Other tangible assets under finance leases	—	—	—	3.7	(3.7)	—	—

Total Property, plant and equipment under finance leases	90.6	(13.6)	77.0	115.4	(17.5)	97.9	121.2

Repairs and maintenance expenses

Repairs and maintenance expenses included in cost of operations amount to US$64.2 million in 2015 due to repairs on seismic vessels. Repairs and maintenance expenses amounted to US$106.8 million in 2014 and to US$115.9 million in 2013.

NOTE 10 — INTANGIBLE ASSETS

	December 31,
	2015			2014			2013
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(in millions of US$)
Multi-client surveys Marine	4,000.7	(3,191.5)	809.2	3,727.7	(2,903.9)	823.8	668.3
Multi-client surveys Land	653.3	(535.4)	117.9	908.4	(784.8)	123.6	114.9
Development costs capitalized	349.4	(149.5)	199.9	332.4	(133.1)	199.3	205.3
Software	106.0	(66.1)	39.9	103.2	(61.3)	41.9	33.4
Research — Technology	86.3	(82.1)	4.2	89.7	(81.9)	7.8	42.0
Customer relationships	248.2	(162.8)	85.4	250.5	(113.8)	136.7	137.3
Trade names	43.8	(31.4)	12.4	44.1	(31.0)	13.1	14.9
Other intangible assets	98.8	(81.0)	17.8	117.2	(89.6)	27.6	55.5

Total intangible assets	5,586.5	(4,299.8)	1,286.7	5,573.2	(4,199.4)	1,373.8	1,271.6

	December 31,
Variation of the period	2015	2014	2013
	(in millions of US$)
Balance at beginning of period	1,373.8	1,271.6	934.9
Increase in multi-client surveys	357.4	713.3	572.3
Development costs capitalized	41.5	56.8	56.9
Other acquisitions	10.6	20.6	8.7
Depreciation on multi-client surveys	(369.5)	(565.8)	(398.7)
Other depreciation	(113.2)	(109.0)	(90.8)
Disposals	(6.0)	(0.1)	(0.4)
Change in exchange rates	(14.2)	(28.3)	2.3
Change in consolidation scope	—	0.2	184.9
Other	6.3	14.5	1.5

Balance at end of period	1,286.7	1,373.8	1,271.6

In 2014 and 2013, high level of investments in multi-client surveys was related to ongoing programs in Gulf of Mexico.

In 2015, the “Depreciation on multi-client surveys” line item includes a US$41.8 million of impairment of multi-client surveys. In 2014, it included US$112.7 million of impairment of multi-client surveys notably acquired in Brazil (2007-2009 surveys) and North Sea (see note 21).

In 2015, other depreciations include an impairment of customer relationship for US$39.7 million mainly. In 2014 and 2013 respectively, other depreciations included US$21.7 million related to seabed activities and US$21.0 million of customer relationship impairment (see note 21).

In 2013, change in consolidation scope related to the acquisition of the Fugro Geoscience division and the acquisition of the assets of GRC.

Reconciliation of acquisitions with the consolidated statements of cash flows and capital expenditures in note 19

	December 31,
	2015	2014	2013
	(in millions of US$)
Increase in multi-client surveys	357.4	713.3	572.3
Multi-client depreciations & amortizations capitalized	(72.8)	(130.0)	(92.9)

Investment in multi-client surveys according to cash-flow statement	284.6	583.3	479.4

NOTE 11 — GOODWILL

Analysis of goodwill is as follows:

	December 31,
Variation of the period	2015	2014	2013
	(in millions of US$)
Balance at beginning of period	2,041.7	2,483.2	2,415.5
Additions	1.9	—	721.6
Impairment	(803.8)	(415.0)	(640.0)
Reclassification to Assets held for sale (see note 5)	—	(13.7)	(13.0)
Change in exchange rates	(11.1)	(12.8)	(0.9)

Balance at end of period	1,228.7	2,041.7	2,483.2

Taking into account the long cyclical trough the seismic market is going through, as evidenced during the summer of 2015, the updated bearish forward view on the price of the barrel of oil and the communications of oil and gas majors, CGG has decided on a drastic reduction of its marine fleet down to 5 vessels and the implementation of new adaptation measures throughout the Group. Going forward, the downsized CGG fleet would be dedicated on average two-thirds to multi-client surveys and only one-third to shoot exclusive surveys. The Multi-client CGU includes the marine costs, industrial capital expenditures and capital employed related to multi-client production.

While we usually perform our annual impairment tests as of December 31, the closing of our financial year, the changes mentioned above constituted a triggering factor which led us revising our financial forecasts and reassess the recoverable value of our assets as of September 30, 2015. As of September 30, 2015, we recognized an impairment of goodwill of US$804 million. We reperformed our annual impairment test for year end closing and no further impairment was booked in December 2015.

We recognized an impairment of US$415 million as of 31 December 2014 and US$640 million as of 31 December 2013 resulting from the annual impairment test, which we booked under the line “Other revenues (expenses) net” in our statement of operations (see note 21).

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

Following the CGG reorganization in four reportable segments in the third quarter of 2015, the cash generating units have been redefined in a consistent way with the new reportable segments. The marine cash generating unit has been split in three: i/ marine exclusive cash generating unit, ii/ marine multi-client, merged into the multi-client cash generating unit, and iii/ marine non-operated resources cash generating unit. The marine exclusive CGU is reported under the Contractual Data Acquisition segment, the marine multi-client has been merged in multi-client CGU and is reported under GGR segment and the marine non-operated resources CGU is reported under the new Non-Operated Resources segment. Please refer to note 19 for further detail.

As a consequence, there are now nine cash generating units. A cash generating unit is a homogeneous group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The following table provides the split of the total Group Goodwill per segment:

	December 31,
	2015	2014	2013
	(in millions of US$)
Contractual Data Acquisition(1)	—	366	782
Non-Operated Resources	—	—	—
CGU Multi-client	284	447	447
CGUs in Subsurface Imaging and Reservoir	770	455	456
Group of CGUs GGR	—	590	590
GGR	1,054	1,492	1,493
Equipment	175	184	208

Total	1,229	2,042	2,483

(1)	Contractual Data Acquisition goodwill being carried by Marine cash generating units only in 2013 and 2014.

The goodwill supported by the group of four CGUs of GGR has been allocated to the CGUs of this group in the third quarter of 2015. The allocation was performed using a relative value approach and was allocated as follows: US$273 to Multi-client CGU and US$317 to the CGUs of Subsurface Imaging and Reservoir.

Since 2013, the remaining goodwill in the Contractual Data Acquisition segment has been located within Marine cash generating unit only. Hence, the key assumptions used to determine the recoverable value and the analysis of sensitivities will be detailed only for the Marine cash generating unit and not for the Contractual Data Acquisition group of cash generating units.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

•	expected cash flows estimated in the 2016 budget and 2017-2018 outlook as presented to the Board of Directors on March 2, 2016,

•	use of normative cash flows beyond Year 3, the discounted normative cash flows weight more than 80% of the total value in use,

•	long-term growth rate between 2% and 2.5% regarding the activity,

•	discount rates, unchanged compared to 2014, which we consider reflects the respective sector weighted average cost of capital (WACC):

—	10% for the Equipment segment (corresponding to a pre-tax rate of 14.0%);

—	8.5% for the Marine exclusive cash generating unit within the Contractual Data Acquisition segment (corresponding to a pre-tax rate of 10.4%);

—	9.5% for the cash generating units within the GGR segment (corresponding to a pre-tax rate from 12.9% up to 14.2%).

CGG operates in a cyclical market, presently driven down by the drastic drop in oil prices and the significant slowdown of exploration programs, and the low point of the cycle, we are currently in, could last some years. Beyond the sole impact of the change of perimeter and two-third dedication to Multi-client of our marine operated fleet, midterm financial forecasts used notably for normative years have been adjusted to reflect this new market environment.

Our seismic activities (equipment, acquisition and imaging) are strongly correlated to exploration activity and should decline during 2016. More generally, geosciences activity should also decline as oil and gas companies are expected to continue reducing their expenses and cut back investments, which will result in an even more difficult market than the one faced in 2015 for the entire oil and gas sector. It is in this environment that we launched in November 2015 a new step in our Transformation Plan. In 2016 we do not anticipate an improvement in the seismic and geosciences markets compared to 2015.

The Marine cash generating unit is strongly impacted by the deteriorated market conditions, which appear to last far longer than expected before summer 2015. As a consequence of the next phase of our fleet downsizing plan and the difficult market conditions, the impairment test of our Marine cash generating unit triggered a goodwill impairment for US$365 million as of December 31, 2015. There is no more goodwill located in the marine exclusive CGU (hence no more goodwill in the Contractual Data Acquisition segment) and marine non operated resources CGU (hence no goodwill in the Non-Operated Resources segment).

While the GGR segment remains more resilient than Contractual Data Acquisition in these market conditions, the integration of marine capacity within GGR coupled with the revision of our financial forecasts triggered an impairment of goodwill of US$439 million. Out of these US$439 million, US$436 million are related to Multi-client CGU and are mainly explained by the allocation of US$273 million of the GGR goodwill described above. Post impairment, the capital employed by the Multi-client cash generating unit amounts to US$1,344 million as of December-end including US$284 million of goodwill. Post impairment, the capital employed of the Sub Surface Imaging and Reservoir cash generating units amounts to US$1,167 million as of December-end including US$770 million goodwill.

The multi-client business saw investments decrease by approximately 50% in 2015 compared to 2014, as the acquisition of IBALT multi-client program launched in 2012 in the Gulf of Mexico, and based on the StagSeis technology, was completed in mid-October 2014. It should continue to attract increased interest from major oil companies in the region, notably in advance of the many lease block auctions scheduled for the 2015-2018 period, and should generate significant after-sales in future years. For 2016, investments are expected to increase slightly, with a pre-funding rate of over 70%, drawn by the resilient appetite of oil and gas companies for good-quality multi-client seismic data in zones they know well (such as Brazil and the North Sea), which can capitalize on their existing infrastructure and reduce the marginal investment cost. In addition, we should benefit from interest in new prospecting zones, such as the Mexican portion of the Gulf of Mexico, where our expertise is well established.

We estimate that the seismic equipment market will remain low overall, particularly affected by the significant weakness in demand for marine seismic equipment (which could represent only 35% of the equipment market in 2016) and as a result of the very sharp reduction in industrial investments of our main clients and the removal of a number of seismic vessels (including those of the Group). We estimate that the land seismic equipment market could be generally stable in 2016 (but at a low level). Nonetheless, our Sercel subsidiary could be supported by growing sales of the 508XT, its next generation land acquisition system, whose quality and functionality were demonstrated in the field during 2015. In the medium-term, starting in 2017, the land equipment market should be lifted up by the need for better imaging of conventional onshore reservoirs that are currently being intensively exploited (with the increase in volumes produced aiming to offset the drop in prices as best as possible) in order to better control their depletion.

CGG activity is correlated with exploration budget of oil companies (Majors, National and independants). Even if these laters have been overall driven down by the drop of barrel price, a significant portion of CGG activities are not directly correlated with the barrel price and the Group does not use it as a key parameter in its financial forecasts. As described above, CGG does not base its proper recovery, starting progressively from 2017, on specific assumptions regarding the barrel price recovery.

In 2014, a goodwill impairment of US$415 million was recognized for the Marine cash generating unit. In 2013, a goodwill impairment of US$582 million and of US$58 million was recognized respectively for Marine and Land cash generating units.

Sensitivity to changes in assumptions

Changing the assumptions selected by Group management, in particular the discount rate and the normative cash flows (based on EBITDAS) could significantly affect the evaluation of the value in use of our cash generating units and, hence, the Group’s impairment result. The profile of the business cycle could affect, to a lesser extent compared to the two previous assumptions, the evaluation of the value in use of our cash generating units. The cash flow generated during 2017 (chosen as middle of the three years sequence) is an important assumption.

The following changes to the assumptions used in the impairment test lead to the following:

	Goodwill	Excess of the expected future Discounted cash-flows over the carrying value of assets including goodwill	Sensitivity on 2017 cash flows		Sensitivity on normative cash flows		Sensitivity on discount rate (after tax)
			Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 0.25bps	Increase by 0.25bps
	(in millions of US$)
CGU Multi-client	284	34	(9)	+9	(124)	+124	+56	(52)
CGUs in Subsurface Imaging and Reservoir	770	710	(8)	+8	(161)	+161	+72	(67)
Equipment segment	175	1,123	(5)	+5	(161)	+161	+64	(60)

Total	1,229

NOTE 12 — OTHER CURRENT LIABILITIES

	December 31,
	2015	2014	2013
	(in millions of US$)
Value added tax and other taxes payable	53.6	67.7	89.1
Deferred revenue	100.8	119.0	109.3
Fair value of financial instruments (see note 14)	1.0	2.6	1.0
Other liabilities	43.2	42.5	84.5

Other current liabilities	198.6	231.8	283.9

Other liabilities included an earn-out related to the acquisition of Geophysical Research Corporation, LLC in 2012 amounting to US$15.7 million as of December 31, 2014. This debt based on the revenues of the entity from January 2012 to January 2015 was paid in February 2015.

In 2013, other liabilities also included US$28 million purchase option on the shares held by LDA in Geomar SAS, the company owning the CGG Alizé vessel. This purchase took effect on April 1, 2014 (see note 2).

NOTE 13 — FINANCIAL DEBT

	December 31,
	2015			2014			2013
	Current	Non- current	Total	Current	Non- current	Total	Total
	(in millions of US$)
High yield bonds	—	1,438.4	1,438.4	—	1,731.3	1,731.3	1,234.9
Convertible bonds	—	329.0	329.0	—	367.0	367.0	836.6
Term loans(a)	3.4	331.2	334.6	—	—	—	—
Credit facilities(a)	25.0	515.1	540.1	—	273.0	273.0	237.2
Bank loans and other loans(a)	34.7	96.4	131.1	38.7	235.6	274.3	293.5
Finance lease debt	8.6	77.5	86.1	8.6	93.4	102.0	121.2

Sub-total	71.7	2,787.6	2,859.3	47.3	2,700.3	2,747.6	2,723.4

Accrued interests	24.8	—	24.8	28.4	—	28.4	19.7

Financial debt	96.5	2,787.6	2,884.1	75.7	2,700.3	2,776.0	2,743.1

Bank overdrafts	0.7	—	0.7	2.9	—	2.9	4.5
Total	97.2	2,787.6	2,884.8	78.6	2,700.3	2,778.9	2,747.6

(a)

At December 31, 2015, US$1,018.9 million (before issuing fees) out of US$1,005.6 million of loans net of issuing fees (credit facilities, bank loans and other loans) were secured by tangible assets and receivables.

•	Financial debt by financing sources

	Issuing date	Maturity	Nominal amount Dec 31, 2015	Net balance Dec 31, 2015	Interest rate
			(in millions of currency)	(in millions of US$)
High yield bond 2017	2007	2017	US$400	8.3	7 3/4%
High yield bond 2020	2014	2020	€400	430.5	5 7/8%
High yield bond 2021	2011	2021	US$650	583.6	6 1/2%
High yield bond 2022	2014	2022	US$500	416.0	6 7/8%
Sub-total High yield bonds				1,438.4

Convertible bond 2019	2012	2019	€35	33.6	1 1/4%
Convertible bond 2020	2015	2020	€325	295.4	1 3/4%
Sub-total Convertible bonds				329.0

Term loans	2015	2019	US$342	334.6	Libor +5 1/2	%(a)
Credit facilities	—	—	—	540.1	—
Nordic Credit line (excluding credit facility)	2014	2019	US$150	118.4	4 2/5%
Other bank loans	—	—	—	9.5	—
Other loans	—	—	—	3.2	—
Sub-total bank loans and other loans				131.1

Real estate finance lease	2010	2022	€75	61.5	—
Other finance lease	—	—	—	24.6	—
Sub-total Finance lease debt				86.1

Total financial debt, excluding accrued interests and bank overdrafts				2,859.3

(a)	At December 31, 2015, the term loans bear interests at 6 1/2%.

•	Financial debt by currency

	December 31,
	2015	2014	2013
	(in millions of US$)
US dollar	1,873.8	1,570.6	1,493.1
Euro	985.5	1,177.0	1,230.3
Other currencies	—	—	—

Total financial debt, excluding accrued interests and bank overdrafts	2,859.3	2,747.6	2,723.4

•	Financial debt by interest rate

	December 31,
	2015	2014	2013
	(in millions of US$)
Variable rates (average effective rate December 31, 2015: 5.05%, 2014: 2.82%, 2013: 2.20%)	783.9	240.1	168.2
Fixed rates (average effective rate December 31, 2015: 6.48%, 2014: 6.46%, 2013: 7.20%)	2,075.4	2,507.5	2,555.2

Total financial debt, excluding accrued interests and bank overdrafts	2,859.3	2,747.6	2,723.4

Variable interest rates are generally based on inter-bank offered rates of the related currency.

•	Analysis of financial covenants as of December 31, 2015

In June 2015, in order to increase our financial flexibility, and following unanimous consent from the 16 different financial institutions involved, we have revised certain terms in several of our credit facilities, namely our French revolving credit facility, our US revolving credit facility, our Nordic term loan and revolving credit facilities and our US$45 million term loan facility secured by the Geowave Voyager vessel.

Pursuant to such amendments,

(i)    Looking at the financial covenants:

•

the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 4.00x for each rolling 4-quarter period ending on or before June 2016, 3.75x for each such period ending on or before June 2017, 3.50x for each such period ending on or before June 2018, 3.25x for each such period ending on or before June 2019, and 3.00x for each such period thereafter; and

•	the minimum interest cover ratio (defined as EBITDAS to total interest costs) was reduced from 4.00:1 to 3.00:1.

(ii)    In exchange of extending the security package under the existing US and French RCF facilities, the Group has obtained the ability to raise secured indebtedness ranking pari passu and sharing the same security package. The Group used this ability by issuing on December 22, 2015, the term loans due 2019.

On November 4, 2015, CGG obtained consent to waive the leverage ratio threshold at year end 2015 under all Credit Facilities which include such financial covenant.

	Leverage Ratio(a)	Interests Cover Ratio(b)		Minimum Liquidity(c)
French Revolving facility	N/A	≥	3.00x		—
US Revolving facility	N/A	≥	3.00x		—
US$250 million Nordic credit facility	N/A	≥	3.00x	> $	75m
US$45 million Secured Term Loan Facility	N/A	≥	3.00x	> $	75m

(a)	Leverage ratio is defined as total net financial debt to EBITDAS
(b)	Interests cover ratio is defined as EBITDAS to Interests Expenses
(c)	Minimum liquidity is defined as the available cash held by the Company

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization costs capitalized to multi-client surveys, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. For the determination of ratios included in the covenants, EBITDAS is before non-recurring items.

Net financial debt is defined as bank overdrafts, plus current portion of financial debt, plus financial debt less cash and cash equivalents.

All those financial covenants were complied with at December 31, 2015.

In December 2015 we have revised our financial covenants, effective in February 2016 (see note 30).

•	Term loans

On November 19, 2015, CGG S.A. announced that its subsidiary, CGG Holding (U.S.) Inc. (CGG US), launched an Exchange Offer in relation to CGG S.A.’s 7.75% Senior Notes due 2017, 6.50% Senior Notes due 2021 and 6.875% Senior Notes due 2022 (the Notes). CGG US offered senior secured term loans (Term Loans) in exchange for any and all of the 7.75% Senior Notes due 2017 and a combined total of up to $135 million of the 6.5% Senior Notes due 2021 and/or 6.875% Senior Notes due 2022 if accompanied by the concurrent tender of an equal or greater corresponding amount of the 7.75% Senior Notes due 2017. US$135 million of the 7.75% Senior Notes due 2017 was outstanding as of September 30, 2015.

On December 18, 2015, CGG announced that:

•	US$126.7 million out of US$135 million outstanding 2017 notes were replaced by a secured term loan due 2019.
•	US$45.1 million out of US$650 million outstanding 2021 notes were replaced by a secured term loan due 2019.
•	US$80.4 million out of US$500 million outstanding 2022 notes were replaced by a secured term loan due 2019.
•	In addition of the Exchange Offer the €84.4 million Fugro loan was also replaced by a secured term loan due 2019 amounting to US$90 million.

The Term Loans will mature on May 15, 2019 and bear an interest, at the option of the Company, of adjusted LIBOR plus 5.50% per annum or adjusted base rate plus 4.50% per annum. Adjusted LIBOR had a floor of 1.00% and adjusted base rate shall not be less than 2.00%.

The term loans are secured indebtedness ranking pari passu with the existing U.S. and French Revolving Credit Facilities sharing the same security package encompassing notably the fleet streamers, the US Multi-Client Library, and the shares of the main Sercel operating entities (Sercel SA and Sercel Inc), and the shares of significant GGR operating entities.

The outstanding value at December 31, 2015, is US$334.6 million net of issuing fees.

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

High yield bonds — (US$500 million, 6.875% Senior Notes, maturity 2022)

Following the debt exchange offer, our outstanding Senior Notes due 2022 is US$419.6 million (see Term Loans above).

On May 1, 2014, we issued US$500 million principal amount of our 6.875% Senior Notes due 2022.

The Senior Notes were issued at a price of 100% of their principal amount. We used the net proceeds from the notes to redeem the entire US$225 million outstanding principal amount of our 9.50% senior notes due 2016 and to repay US$265 million in principal amount of our 7.75% senior notes due 2017.

High Yield bonds — (US$650 million, 6.50% Senior Notes, maturity 2021)

Following the debt exchange offer, our outstanding Senior Notes due 2021 is US$604.9 million (see Term Loans above).

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

The Senior Notes were issued at a price of 100% of their principal amount. We used the net proceeds from the notes to fully repurchase our 1.75% convertible bonds due 2016 amounting to €360 million. The remaining net proceeds were used to reimburse the €28.1 million installment of the vendor loan granted by Fugro due in 2015.

High Yield bonds — (US$400 million, 7.75% Senior Notes, maturity 2017)

Following the debt exchange offer, our outstanding Senior Notes due 2017 is US$8.3 million (see Term Loans above).

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

•	Convertible bonds

Convertible bonds — (€325 million, 1.75% Senior Notes, maturity 2020)

In May 2015, CGG initiated a simplified public exchange offer for its outstanding 11,200,995 bonds convertible into and/or exchangeable for new or existing share of the Company (convertible bonds) due 2019, with the intention to issue new convertible bonds due 2020 at a ratio of five 2020 convertible bonds for two 2019 convertible bonds tendered into the offer.

On June 26, 2015, holders exchanged 90.3% of the principal amount of the existing 2019 convertible bonds (or 10,114,014 bonds). In consideration, CGG issued 25,285,035 convertible bonds maturing on January 1, 2020 for a total nominal amount of €325.1 million (or US$363.7 million converted at the historical closing exchange rate of US$1.1189).

The 2020 convertible bonds’ nominal value was set at €12.86 per bond (versus €32.14 for the 2019 convertible bonds). The new bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year (versus 1.25% for the 2019 convertible bonds). The bonds entitle the holders to receive new and/or existing CGG shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

As of June 30, 2015, as a result of this transaction, we derecognized the financial liability and equity components related to the 2019 convertible bonds that were exchanged and we recognized the 2020 convertible bonds at their fair value. The impact of the transaction on the net income of the period was not significant. The impact on equity amounted to US$8.6 million, net of taxes. The financial liability component was assessed using a 6.63% interest rate and amounted to €265.4 million (or US$296.9 million).

As of December 31, 2015 the debt related to 2020 convertible bonds amounted to €271.3 million (or US$295.4 million).

Convertible bonds — (previously €360 million, now €35 million, 1.25% Senior Notes, maturity 2019)

As a result of the simplified public exchange offer ( See Convertible bonds — €360 million, 1.25% Senior Notes, maturity 2020 above), the outstanding amount of the financial liability that corresponds to the 2019 convertible bonds that were not exchanged amounted to €30.3 million (or US$34 million) in the consolidated statement of financial position as of December 31, 2015.

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

Convertible bonds — (€360 million, 1.75% Senior Notes, maturity 2016)

The entire €360 million principal amount of the 2016 convertible bonds was cancelled by June 30, 2014. On 24 April 2014, we repurchased 81.3% of the principal amount through a reverse book building procedure at a price of €28.60 per bond for a total amount of €293 million. In May 2014, we then repurchased 16.8% of the bonds following a tender offer at a price of €28.60 per bond for a total amount of €60 million. The early redemption of the remaining 1.9% occurred on June 27, 2014.

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

•	Credit facilities

Analysis of authorized credit lines as of December 31, 2015 is as follows:

	Date	Maturity	Authorized amount	Used amount	Available amount
		(in millions of US$)
US Revolving facility	2013	2018	165.0	130.0	35.0
French Revolving facility(1)	2013	2018	325.0	324.9	0.1
Nordic Revolving facility	2014	2019	100.0	100.0	—

Total credit facilities before issuing fees			590.0	554.9	35.1

Short-term credit lines (bank overdrafts)	—	—	4.7	0.7	4.0

(1)	Authorized amount will decrease to US$300 million in 2016 and to US$275 in 2017.

No significant credit line is expected to be renewed within the next twelve months (see note 18). Those credit facilities include certain restrictive covenants the Group is required to adhere to (see covenants table).

Based upon the current level of operations, our planned capital expenditures and our near-to mid-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under our revolving credit facilities (for a total liquidity amounting to US$420 million available as of December 31, 2015, or US$791 million on a pro-forma basis including the net proceeds of February 2016 capital increase) will be adequate to fund our operated businesses for the next twelve months.

US$165 million Revolving Credit Agreement (US revolving facility)

During the twelve months ended December 31, 2015, we drew a net amount of US$55 million from our US revolving facility, leading to an amount outstanding as of December 31, 2015 under this facility of US$130 million.

On July 15, 2013, we entered into a new US revolving credit facility of up to US$165 million with a 5-year maturity.

US$325 million Revolving Credit Agreement (French revolving facility)

During the twelve months ended December 31, 2015, we drew a net amount of US$167 million from our French revolving facility, leading to an amount outstanding as of December 31, 2015 under this facility of US$325 million.

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

US$250 million Nordic credit facility

The outstanding value at December 31, 2015, is US$215.1 million net of issuing fees.

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

US$25 million streamer financing

The outstanding value at December 31, 2015, is US$3.3 million.

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

The outstanding value at December 31, 2015, is US$6.1 million net of issuing fees.

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

Vendor loan granted by Fugro

Following the debt exchange offer, Fugro vendor loan has been fully replaced by secured term loans due 2019 (see above).

On December 22, 2014, Fugro and CGG amended the Vendor loan including to the effect that 50% of the repayment scheduled on January 31, 2016 to be repaid by CGG on or before January 31, 2017 and the other 50% to be repaid on or before January 31, 2018 (i.e. €42.2 million payable on or before each of January 31, 2017 and January 31, 2018).

On June 27, 2014 we early redeemed the €28.1 million (or US$38.6 million converted at historical average exchange rate of US$1.3726) tranche annual repayment due on January 31, 2015. This redemption was financed with a portion of the proceeds from the €400 million Senior Notes due 2020 issued in April 2014.

On August 21, 2013, we repaid an amount of €112.5 million under the vendor loan to Fugro.

In connection with the Fugro’s Geoscience Division acquisition, Fugro granted to us, on January 31, 2013, a €125 million vendor loan with a year maturity bearing an interest rate of 5.5% per annum, which was increased to €225 million at the date of effective acquisition of the Airborne business.

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

Foreign currency sensitivity analysis

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

As of December 31, 2015, we estimate our annual fixed expenses in euros to be approximately €450 million and as a result, an unfavorable variation of US$0.20 in the average yearly exchange rate between the US dollar and the euro would reduce our operating income and our shareholders’ equity by approximately US$90 million.

The following table shows our exchange rate exposure as of December 31, 2015:

	Assets	Liabilities	Currency commitments	Net position before hedging	Off-balance sheet positions	Other hedging instruments	Net position after hedging
(Converted in millions of US$)	(a)	(b)	(c)	(d) = (a) – (b) ± (c)	(e)	(f)	(g) = (d) + (e) - (f)
US$(1)	1,284.6	1,348.3	—	(63.7)	—	—	(63.7)

(1)	US$-denominated assets and liabilities in the entities whose functional currency is the euro.

	Assets	Liabilities	Currency commitments	Net position before hedging	Off-balance sheet positions	Other hedging instruments	Net position after hedging
(Converted in millions of US$)	(a)	(b)	(c)	(d) = (a) – (b) ± (c)	(e)	(f)	(g) = (d) + (e) - (f)
EUR(1)	56.7	275.8	—	(219.1)	—	—	(219.1)

(1)	Euro-denominated assets and liabilities in the entities whose functional currency is the US$.

Our financial debt is partly denominated in euro and converted in US dollars at the closing exchange rate. As of December 31, 2015, our US$2,500 million of net debt included a part of debt denominated in euro of €883 million based on the closing exchange rate of US$1.0887. From one year end closing to another, a variation of US$0.10 in the closing exchange rate between the US dollar and the euro would impact our net debt by approximately US$88 million.

Foreign forward exchange contracts

Forward exchange transactions are aimed at hedging future cashflows against rate fluctuation in relation with awarded commercial contracts.

At December 31, 2015, contracts were outstanding for the US dollar equivalent of US$77.7 million (notional amount), of which US$25.7 million against Norwegian kroner, US$19.1 million against Ren-min-bi Yuan, US$14.4 million against British pounds, US$5.1 million against Canadian dollar, US$5.0 million against Euros, US$4.6 million against Singapore dollar, US$2.9 million against Swiss franc, and US$0.9 million against Australian dollar.

Effects of forward exchange contracts on financial statements are as follows:

	December 31,
	2015	2014	2013
	(in millions of US$)
Carrying value of forward exchange contracts (see notes 5 and 12)	(0.7)	(1.2)	0.8
Gains (losses) recognized in profit and loss (see note 21)	(2.5)	(0.9)	1.9
Gains (losses) recognized directly in equity	1.1	(1.8)	—

•	Interest rate risk management

Our policy is to manage interest rates through maximization of the proportion of fixed rate debt. As of December 31, 2015, 73% of our debt consisted of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our revolving credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). Term loans issued December 18, 2015 also incur interest at variable rates. As a result, a portion of our interest expenses vary in line with movements in short-term interest rates. We may use interest rate swaps to adjust interest rate exposure when appropriate based upon market conditions.

Interest rate sensitivity analysis

The following table shows our variable interest rate exposure by maturity as of December 31, 2015.

	December 31, 2015
	Financial assets(a)		Financial liabilities(a)		Net position before hedging		Off-balance sheet position		Net position after hedging
	(a)		(b)		(c) = (a) - (b)		(d)		(e) = (c) + (d)
	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate
	(in millions of US$)
Overnight to 1 year	50	160	43	34	7	126	—	—	7	126
1 to 2 years	—	—	89	437	(89)	(437)	—	—	(89)	(437)
3 to 5 years	—	—	1,506	350	(1,506)	(350)	—	—	(1,506)	(350)
More than 5 years	—	—	454	—	(454)	—	—	—	(454)	—

Total	50	160	2,092	821	(2,042)	(661)	—	—	(2,042)	(661)

(a)	Excluding bank overdrafts, accrued interest, IFRS adjustments and issue premium.

Our sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. As a result, our interest expenses could increase if short-term interests’ rates increase. The sensitivity analysis is based on a net liability exposure of US$661 million. Our variable interest rate indebtedness carried an average interest rate of 5.1% in 2015, and our investments and other financial assets earned interest at an average rate of 0.9%. Each 100 basis point increase would increase our interest expenses by US$6.6 million per year and each 100 basis point decrease in this rate would decrease our interest expenses by US$6.6 million per year.

The following table shows our variable interest rate exposure over our financial assets and liabilities as of December 31, 2015:

	December 31, 2015
	Impact on result before tax	Impact on shareholders’ equity before tax
	(in millions of US$)
Impact of an interest rate variation of +1%	(6.6)	(6.6)
Impact of an interest rate variation of -1%	6.6	6.6

•	Credit risk management

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

Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. Specific procedures have been put in place to monitor customers’ payments and reduce risks. In 2015, the Group’s two most significant customers accounted for 5.0% and 4.9% of the Group’s consolidated revenues compared with 7.1% and 5.2% in 2014 and 5.1% and 3.9% in 2013.

•	Liquidity risk management

Our principal financing needs are for the funding of ongoing operations, capital expenditures, and investments in our multi-client data library on the one hand, and for the funding of our further step of transformation on the other hand.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, our planned capital expenditures and our near-to mid-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under our revolving credit facilities (for a total liquidity amounting to US$420 million available as of December 31, 2015, or US$791 million on a pro-forma basis including the net proceeds of February 2016 capital increase) will be adequate to fund our operated businesses for the next twelve months (see note 13).

In order to fund the implementation of a new step of our Transformation Plan a €350 million capital increase operation was launched on the 13th of January (see note 30) and successfully completed on February 5, 2016.

•	Financial instruments by categories in the Statement of financial position

The impact and the breakdown of the Group’s financial instruments in the statement of financial position as of December 31, 2015 are as follows:

		December 31, 2015
	Fair value hierarchy(1)	Carrying Amount	Fair Value	Fair value in income statement	Available-for- sale assets	Loans, receivables	Debts at amortized cost	Derivatives
		(in millions of US$)
Non-consolidated investments	Level 3	15.3	15.3	—	15.3	—	—	—
Financial and non-current assets	Level 3	72.3	72.3	—	—	72.3	—	—
Notes receivables	Level 3	812.5	812.5	—	—	812.5	—	—
Financial instruments	Level 2	0.3	0.3	—	—	—	—	0.3
Cash equivalents	Level 2	66.8	66.8	66.8	—	—	—	—
Cash	Level 2	318.5	318.5	318.5	—	—	—	—

Total assets		1,285.7	1,285.7	385.3	15.3	884.8	—	0.3

Financial debts (see note 13)	Level 2	2,859.3	1,835.6	—	—	—	2,859.3	—
Bank overdraft facilities	Level 2	0.7	0.7	0.7	—	—	—	—
Notes payables	Level 3	267.8	267.8	—	—	267.8	—	—
Financial instruments	Level 2	1.0	1.0	—	—	—	—	1.0

Total liabilities		3,128.8	2,105.1	0.7	—	267.8	2,859.3	1.0

(1)	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

There was no change of fair value hierarchy in 2015 compared to previous years.

Due to their short maturities, the fair value of cash, cash equivalents, trade receivables and trade payables is considered as being equivalent to carrying value.

For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow (interest payments and reimbursements) analysis based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2015, the rate of 25.9% (source: Thomson Reuters) is used to determine the fair value of high yield bonds, the rate of 26.5% (source: HSBC) is used to determine the fair value of convertible bond due 2020, the rate of 13.4% (source: BNP) is used to determine the fair value of convertible bond due 2019, the rate of 4.5% (source: Nordea bank) is used to determine the fair value of our US$250 million Nordic credit facility and the rate of 14.9% is used to determine the fair value of our term loans.

The market value of forward sales is assessed based on models commonly used by market participants to price such instruments, using forward rates, available on the financial markets for similar maturities.

NOTE 15 — COMMON STOCK AND STOCK OPTION PLANS

The Company’s share capital at December 31, 2015 consisted of 177,065,192 shares, each with a nominal value of €0.40 and 177,065,192 as of December 31, 2014 and 176,890,866 as of December 31, 2013.

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

Retained earnings available for distribution amounted to €1,650.8 million (US$ 1,797.2 million) at December 31, 2015. We did not pay any dividend during the years ended December 31, 2015, 2014 and 2013.

Issued shares

In 2015, CGG SA did not issue any share. Please refer to note 30 for details on capital increase completed on February 5, 2016.

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

Options granted under March 16, 2009 option plan, have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in registered form from their purchase date until March 16, 2013, inclusive, except in limited cases listed in the plan regulations. Rights to these options vest by one-third during each of the first three years of the plan. 1,327,000 stock options were allocated to 149 beneficiaries; including 200,000 stock options to the Chairman and Chief Executive Officer and 125,000 stock options to the Chief Operating Officer.

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

On June 25, 2015, the Board of Directors allocated:

•

1,168,290 options to certain employees. Their exercise price is €6.01. The options vest in three batches, in June 2017 (for 50% of the options allocated), June 2018 (for 25% of the options allocated) and June 2019 (for 25% of the options allocated). The options have an eight-year duration.

•

220,600 options to the Chief Executive Officer and 111,000 to each of the Senior Executive Vice Presidents. Their exercise price is €6.01. The options vest in three batches, in June 2017 (for 50% of the options allocated), June 2018 (for 25% of the options allocated) and June 2019 (for 25% of the options allocated). Such vesting is subject to performance conditions. The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

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

•

159,000 options to the other Corporate Committee members. Their exercise price is €6.01. The options vest in three batches, in June 2017 (for 50% of the options allocated), June 2018 (for 25% of the options allocated) and June 2019 (for 25% of the options allocated). Such vesting is subject to performance conditions. The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

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

Information related to options outstanding at December 31, 2015 is summarized below:

Date of Board of Directors’ Resolution	Options granted	Options outstanding at Dec. 31, 2015		Exercise price per share (€)		Expiration date	Remaining duration
March 14, 2008	1,188,500	1,098,122	(a)	30.95	(a)	March 14, 2016	2.4 months
March 16, 2009	1,327,000	828,039	(a)	8.38	(a)	March 16, 2017	14.5 months
January 06, 2010	220,000	231,538	(a)	13.98	(a)	January 06, 2018	24.2 months
March 22, 2010	1,548,150	1,404,079	(a)	18.47	(a)	March 22, 2018	26.7 months
October 21, 2010	120,000	84,194	(a)	16.05	(a)	October 21, 2018	33.7 months
March 24, 2011	1,164,363	1,078,232	(a)	24.21	(a)	March 24, 2019	38.8 months
June 26, 2012	1,410,625	889,876	(a)	17.84	(a)	June 26, 2020	53.9 months
June 24, 2013	1,642,574	1,253,384		18.47		June 24, 2021	65.8 months
June 26, 2014	1,655,843	1,497,778		10.29		June 26, 2022	77.9 months
June 25, 2015	1,769,890	1,677,795		6.01		June 25, 2023	89.9 months

Total	12,046,945	10,043,037

(a)	Following the capital increase in October 2012, the stock options were adjusted as follows:

Date of stock options	Adjustment of number of options as of October 23, 2012	Exercise price before adjustment per share (€)	Adjusted exercise price per share (€)
March 14, 2008	1,120,226	32.57	30.95
March 16, 2009	950,179	8.82	8.38
January 06, 2010	231,538	14.71	13.98
March 22, 2010	1,430,622	19.44	18.47
October 21, 2010	126,291	16.88	16.05
March 24, 2011	1,150,636	25.48	24.21
June 26, 2012	1,483,424	18.77	17.84

Total	6,492,916

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2015 follows:

	2015		2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(weighted average exercise price in €)
Outstanding-beginning of year	10,696,143	19.31	10,151,820	21.33	8,711,012	21.67
Granted	1,769,890	6.01	1,655,843	10.29	1,642,574	18.47
Exercised	—	—	—	—	(122,561)	8.42
Forfeited	(2,422,996)	22.75	(1,111,520)	24.29	(79,205)	20.30

Outstanding-end of year	10,043,037	16.14	10,696,143	19.31	10,151,820	21.33
Exercisable-end of year	6,018,303	20.11	6,757,509	21.85	6,694,183	22.62

The average price of CGG share was €4.84 in 2015, €8.16 in 2014, €17.46 in 2013.

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

The performance units vest upon the expiry of a three-year period from the vesting date subject to a presence condition in the Group at the time of vesting and achievement of certain performance conditions. These performance conditions are based on the achievement of Group objectives related to the return on capital employed and statement of financial position structure along with achievement of the segments’ financial objectives aligned with the Group strategic orientations over a three-year period.

The number of vested 2013 performance units is determined upon achievement of the Group objectives up to 60% of the global allocation. The balance will be acquired based on the achievement of the segments’ objectives.

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

The performance units vest upon the expiry of a three-year period from the vesting date subject to a presence condition in the Group at the time of vesting and achievement of certain performance conditions. These performance conditions are based on the achievement of Group objectives related to the return on capital employed and statement of financial position structure along with achievement of the segments’ financial objectives aligned with the Group strategic orientations over a three-year period.

The number of vested 2014 performance units is determined upon achievement of the Group objectives up to 60% of the global allocation. The balance will be acquired based on the achievement of the the segments’ objectives.

The valuation of each vested 2014 performance unit shall be equal to the average closing prices of the CGG share on Euronext over the five trading days prior to the vesting date. The vested performance units will be paid half in cash and half in existing CGG shares.

Allocation plan dated June 25, 2015

On June 25, 2015, the Board of Directors implemented a performance units plan for a maximum amount of 712,300 performance units out of which 27,500 were allocated to the Chief Executive Officer, 12,500 were allocated to each of the Corporate Officers, 20,000 were allocated to the other Corporate Committee members and 639,800 were allocated to certain employees.

The performance units vest upon the expiry of a three-year period from the vesting date subject to a presence condition in the Group at the time of vesting and achievement of certain performance conditions. These performance conditions are based on the achievement of Group objectives related to the return on capital employed and statement of financial position structure along with achievement of the segments’ financial objectives aligned with the Group strategic orientations over a three-year period.

The number of vested 2015 performance units is determined upon achievement of the Group objectives up to 60% of the global allocation. The balance will be acquired based on the achievement of the segments’ objectives.

The valuation of each vested 2015 performance unit shall be equal to the average closing prices of the CGG share on Euronext over the five trading days prior to the vesting date. The vested performance units will be paid half in cash and half in existing CGG shares.

Compensation cost on stock options, performance shares and units

The following table lists the assumptions used to value the 2013, 2014 and 2015 options plans, the 2013, 2014 and 2015 performance units allocation plan according to IFRS 2. The Group uses the Black & Scholes model.

	Options granted	Volatility(1)	Risk- free rate	Exercise price per share (€)	Estimated Maturity (years)	Fair value per share at the grant date (€)	Dividends yields
2013 stock options plan	1,642,574	42%	1.11%	18.47	4	5.14	0.0%
2014 stock options plan	1,655,843	39%	0.34%	10.29	4	3.23	0.0%
2015 stock options plan	1,769,890	42%	0.14%	6.01	4	1.64	0.0%

	Performance shares granted	Achievement of performance Conditions(2)	Fair value per share at the grant date (€)(3)	Dividends yields
2013 performance units allocation plan	625,500	0%	16.80	0.0%
2014 performance units allocation plan	723,800	25%	10.44	0.0%
2015 performance units allocation plan	712,300	100%	5.48	0.0%

(1)	Corresponds to the average of restated historical volatility and implied volatility.
(2)	Estimated.
(3)	Corresponds to CGG share price at the date of allocation

According to IFRS 2, fair value of stock options and performance shares and units granted since November 7, 2002 must be recognized as an expense over the life of the plan. Detail of this expense is as follows:

	Year
	IFRS 2 total expense			Of which for the executive managers of the Group
	2015	2014	2013	2015	2014	2013
	(in millions of US$)
2010 stock options plan	—	—	0.6	—	—	0.3
2011 stock options plan	—	0.3	1.7	—	0.2	1.1
2012 stock options plan	0.2	1.8	3.8	(0.2)	0.5	1.8
2013 stock options plan	1.1	3.5	1.8	0.1	1.1	0.6
2014 stock options plan	1.6	1.1	—	0.4	0.3	—
2015 stock options plan	0.5	—	—	0.1	—	—
2011 performance shares plan	—	—	1.9	—	—	0.5
2012 performance shares plan	—	1.0	1.7	—	0.2	0.3
2013 performance units plan — paid in shares	(0.8)	0.2	0.7	(0.1)	—	0.1
2014 performance units plan — paid in shares	0.1	0.5	—	—	—	—
2015 performance units plan — paid in shares	0.4	—	—	—	—	—

Recognized expense from equity-settled share based payment transactions	3.1	8.4	12.2	0.3	2.3	4.7

NOTE 16 — PROVISIONS

	December 31, 2015
	Balance at beginning of year	Additions	Deductions (used)	Deductions (unused)	Unwinding of the discount	Others(a)	Balance at end of period
	(in millions of US$)
Provisions for restructuring costs	33.1	168.9	(44.4)	(7.2)	—	(2.0)	148.4
Provisions for onerous contracts	58.4	15.9	(47.4)	(5.4)	0.5	38.4	60.4
Provisions for litigations	1.7	0.3	(0.9)	—	—	(0.2)	0.9
Other provisions related to contracts	12.0	2.1	(7.5)	—	—	1.7	8.3
Provisions for demobilization costs	0.8	1.5	(0.8)	—	—	—	1.5

Total current provisions	106.0	188.7	(101.0)	(12.6)	0.5	37.9	219.5

Provisions for cash-settled share-based payment arrangements (see note 15)	1.5	—	—	(0.2)	—	—	1.3
Retirement indemnity provisions	73.9	6.9	(13.0)	(6.9)	—	(3.0)	57.9
Provisions for tax contingencies	3.5	0.2	(1.4)	—	—	(0.5)	1.8
Provisions for onerous contracts	108.0	10.1	—	(2.5)	2.8	(45.4)	73.0
Customers Guarantee provisions	10.8	3.5	(8.7)	—	—	(0.7)	4.9
Provisions for customs and other contingencies	22.6	3.8	(5.9)	—	—	(3.5)	17.0

Total non-current provisions	220.3	24.5	(29.0)	(9.6)	2.8	(53.1)	155.9

Total provisions	326.3	213.2	(130.0)	(22.2)	3.3	(15.2)	375.4

(a)	Includes the effects of exchange rates changes, variations in scope, reclassification, and gain (loss) on actuarial changes.

Provision for restructuring costs

In 2014 and 2015, we recognized provisions for restructuring costs as part of our Group transformation plan. They mainly include redundancy costs and facilities exit costs (see note 21).

Provision for onerous contract (short term and long term)

In 2014 and 2015, we recognized provisions for onerous contracts as part of our marine fleet downsizing plan (see note 21).

Customers Guarantee provisions

It corresponds to the warranty given by Sercel to external clients.

Retirement indemnity provisions

The Group has defined benefit pension plans in France, in the United States, in the UK, and in Mexico.

In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the Management Board of Sercel Holding. A contribution amounting to US$8.3 million was paid in 2015, US$4.3 million and US$4.6 million for 2014 and 2013 respectively.

The Group records retirement indemnity provisions based on the following actuarial assumptions:

•	historical staff turnover and standard mortality schedule;

•	age of retirement between 60 and 66 years old in France;

•	actuarial rate and average rate of increase in future compensation;

•	taxes on supplemental pension and retirement plan;

As of December 31, 2015, the net liability for these plans amounted to US$57.9 million.

The status of the retirement indemnity plans is as follows:

	December 31,
	2015	2014	2013	2012 (restated)
	(in millions of US$)
Amount recognized in the statement of financial position
Present value of the obligation(a)	139.1	155.2	163.0	145.5
Fair value of plan assets	(81.2)	(81.3)	(79.4)	(72.3)

Deficit (surplus) of funded plans	57.9	73.9	83.6	73.2
Net liability (asset) recognized in the statement of financial position	57.9	73.9	83.6	73.2
Amounts recognized in the income statement
Service cost	5.7	5.9	5.7	4.4
Interest cost (income)	1.2	2.3	2.2	2.5
Effects of curtailments/settlements	(6.9)	(12.4)	(4.1)	—
Payroll tax	—	—	—	0.1

Net periodic expense (profit)	—	(4.2)	3.8	7.0
Movements in the net liability recognized in the statement of financial position
Net liability at January 1	73.9	83.6	73.2	52.4
Expense as above	—	(4.2)	3.8	7.0
Actuarial (gains)/losses recognized in other comprehensive income(b)	3.8	13.0	6.3	14.4
Contributions paid	(10.0)	(5.8)	(6.6)	(1.4)
Benefits paid by the Company	(3.0)	(3.3)	(2.1)	(2.3)
Consolidation scope entries and changes in exchange rates	(6.8)	(9.4)	8.4	2.8
Other	—	—	0.6	0.3

Net liability at December 31	57.9	73.9	83.6	73.2
Change in benefit obligation
Benefit obligation at January 1	155.2	163.0	145.5	115.9
Payroll tax adjustment	—	—	—	0.1
Current service cost	5.7	5.9	6.0	4.4
Contributions paid	0.4	0.5	0.3	0.4
Interest cost	4.2	5.9	5.2	5.6
Past service cost	—	—	(0.3)	—
Benefits paid from plan	(12.9)	(8.4)	(7.2)	(2.7)
Actuarial (gains)/losses recognized in other comprehensive income	4.3	19.1	7.1	16.0
Effects of curtailments/settlements	(6.9)	(16.3)	(6.4)	—
Consolidation scope entries and changes in exchange rates	(10.9)	(14.5)	12.2	5.8
Other	—	—	0.6	—

Benefit obligation at December 31	139.1	155.2	163.0	145.5
Change in plan assets
Fair value of plan assets at January 1	81.3	79.4	72.3	63.5
Interest income	3.0	3.6	3.0	3.1
Contributions paid	10.4	6.3	6.9	1.8
Benefits paid from plan	(9.9)	(5.1)	(5.1)	(0.4)
Actuarial gains/(losses) recognized in other comprehensive income	0.5	6.1	0.8	1.6
Effects of curtailments/settlements	—	(3.9)	(2.3)	—
Consolidation scope entries and changes in exchange rate	(4.1)	(5.1)	3.8	3.0
Other	—	—	—	(0.3)

Fair value of plan assets at December 31(c)	81.2	81.3	79.4	72.3
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate(d)	2.00%	1.50%	3.00%	3.00%
Average rate of increase in future compensation(e)	2.84%	3.00%	3.31%	3.04%

(a)

In 2015 the obligation amounts to US$139.1 million of which US$29.1 million for defined benefit plans not covered (US$46.2 million in 2014, US$54.3 million in 2013 and US$46.9 million in 2012).The average duration of the defined benefit plan obligation at the end of the reporting period is 20.3 in 2015, 17.7 years in 2014, 15.3 years in 2013 and 16.6 years in 2012.

(b)	Other comprehensive income

Cumulative actuarial losses recognized in other comprehensive income amount to US$33.1 million as of December 31, 2015.

Changes in the defined benefit obligation and fair value of plan assets are, as follows:

	December 31,
	2015	2014	2013
	(in millions of US$)
Amount recognized in the other comprehensive income
Experience adjustment	3.2	(0.4)	4.0
Actuarial changes arising from changes in demographic assumptions	(1.7)	—	3.1
Actuarial changes arising from changes in financial assumptions	2.9	19.5	(0.1)
Return on plan assets (excluding amounts included in net interest expense)	(0.5)	(6.1)	(0.7)

Sub-total included in the other comprehensive income	3.9	13.0	6.3

(c)	Plan assets

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	December 31,
	2015	2014	2013	2012
Equity securities	51%	48%	48%	47%
Debt securities	19%	19%	22%	22%
Real estate	7%	8%	8%	8%
Other	23%	25%	22%	23%

(d)	Discount rate

The discount rate for entities belonging to the “euro zone” is 2.00%. It has been defined by comparison to the following rates at December 31, 2015:

•	Bloomberg Corporate 15 years: 2.07%
•	IBOXX 10+ AA: 2.03%
•	IBOXX 10+ AA Financial: 2.33%
•	IBOXX 10+ AA Non Financial: 1.93%

For entities not included in the “euro zone”, the discount rates used are 3.60% for the United Kingdom, 4.08% for the United States and 5.75% for Mexico.

An increase of 0.25% of the discount rate would decrease the defined benefit plan (“DBO”) by US$5.9 million, and a decrease of the discount rate of 0.25% would increase the DBO by US$6.3 million.

A variation of 0.25% of the discount rate would have no significant impacts on Service Cost and on Interest Cost (calculated impact is within US$0.3 million).

(e)	Increase in future compensation

An increase of 0.25% of the average rate would increase the future compensation by US$2.4 million, and a decrease of the average rate of 0.25% would decrease the future compensation by US$2.4 million.

A variation of 0.25% of the average rate would have no significant impacts on Service Cost and on Interest Cost (calculated impact is within US$0.2 million).

NOTE 17 — OTHER NON-CURRENT LIABILITIES

Detail of other non-current liabilities is as follows:

	December 31,
	2015	2014	2013
	(in millions of US$)
Research and development subsidies	1.5	2.7	4.2
Profit sharing scheme	18.0	28.0	37.5

Other non-current liabilities	19.5	30.7	41.7

NOTE 18 — CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Status on contractual obligations

	December 31,
	2015	2014	2013
	(in millions of US$)
Long-term debt obligations	3,585.9	3,570.6	3,388.8
Finance lease obligations	77.3	96.7	120.3
Bareboat agreements(1)	518.3	670.4	807.4
Operating leases obligations	309.0	382.3	403.7

Total obligations	4,490.5	4,720.0	4,720.2

(1)	In 2015, the Bareboat agreements amount to US$518.3 million of which US$135.6 million for vessels included in the fleet downsizing plan.

The following table presents payments in future periods relating to contractual obligations as of December 31, 2015:

	Payments due by period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of US$)
Long-term debt obligations:
— Repayments: fixed rates	34.5	70.4	939.5	1,024.6	2,069.0
— Repayments: variables rates(a)	34.5	436.6	350.0	—	821.1
— Bonds and facilities interests	150.5	285.2	197.2	62.9	695.8

Total Long-term debt obligations	219.5	792.2	1,486.7	1,087.5	3,585.9

Finance leases:
— Finance lease Obligations: fixed rates	13.1	25.9	21.1	17.2	77.3
— Finance lease Obligations: variables rates(a)	—	—	—	—	—
Total Finance lease obligations	13.1	25.9	21.1	17.2	77.3

Bareboat agreements	129.8	208.4	115.9	64.2	518.3

Other operating lease agreements	74.7	96.8	53.0	84.5	309.0

Total Contractual Obligations(b)	437.1	1,123.3	1,676.7	1,253.4	4,490.5

(a)	Payments are based on the variable rates applicable as of December 31, 2015.
(b)	Payments in foreign currencies are converted in US$ at December 31, 2015 exchange rates.

Contractual obligations — finance leases

The Group leases land, buildings and geophysical equipments under finance lease agreements expiring at various dates until 2023.

The following table presents reconciliation between finance lease obligations and finance lease debts as of December 31, 2015:

	Less than 1 year	1-5 years	After 5 years	Total
	(in millions of US$)
Finance lease Obligations	13.1	47.0	17.2	77.3
Discounting	(4.5)	(12.5)	(2.8)	(19.8)
Headquarters purchase option	—	—	28.6	28.6

Finance lease debt (see note 13)	8.6	34.5	43.0	86.1

Contractual obligations — operating leases

Operating lease agreements relate primarily to bareboat charter agreements for seismic vessels, geophysical equipments, offices and computer equipments.

Rental expenses were US$294.8 million in 2015, US$393.2 million in 2014 and US$488.8 million in 2013.

Guarantees

	December 31,
	2015	2014	2013
	(in millions of US$)
Operations
Guarantees issued in favor of clients (guarantees issued by the Company to mainly support bids made at the subsidiaries level)	562.3	457.7	789.0
Other guarantees and commitments issued (guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations)	197.3	139.5	215.0
Financing
Guarantees issued in favor of banks (mainly to support credit facilities)	23.2	0.7	1.5

Total	782.8	597.9	1,005.5

The duration of the guarantees and commitments is as follows:

	Due date
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of US$)
Operations
Guarantees issued in favor of clients	475.2	82.3	4.3	0.5	562.3
Other guarantees and commitments issued	115.6	6.0	5.1	70.6	197.3
Financing
Guarantees issued in favor of banks	4.5	18.7	—	—	23.2

Total	595.3	107.0	9.4	71.1	782.8

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

Requests for information made by the US Department of Commerce’s Bureau of Industry and Security

In order to provide complete and accurate responses to recent requests for information made by representatives of the US Department of Commerce’s Bureau of Industry and Security (BIS), we conducted an internal review of the facts surrounding shipments to our vessels operating in or near Cuba. During the course of our review, we discovered that, despite our precautions, some shipments may not have complied fully with our internal policies and possibly violated applicable export controls and sanctions laws. We provided BIS with all of the information it has requested to date and are cooperating fully with it in this matter. We have also informed on a voluntary basis the US Office of Foreign Assets Control. On September 10, 2015, the BIS ended its investigation and issued a warning letter without any financial penalty.

On July 29, 2015, the U.S. Office of Foreign Assets Control (OFAC) issued a pre-penalty notice and on December 15, 2015, a settlement agreement was signed pursuant to which we paid a fine of US$614,250.

NOTE 19 — ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 in the light of an updated bearish forward view on the price of oil, CGG has decided during the third quarter of 2015 to drastically reduce its marine fleet down to 5 vessels mainly dedicated to multiclient production and to implement new adaptation measures throughout the Group. Going forward the downsized CGG fleet would be dedicated on average two-thirds to multi-client surveys and only one-third to shoot exclusive surveys. As a result of the reduction of its fleet, part of the owned assets will not be operated for a certain period of time. The costs of these non-operated resources as well as the costs of the Group Transformation Plan are reported in a new operating and reporting segment. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure the performance. Since September 30 2015, we have organized our activities in four segments for our financial reporting. These segments are:

•	Contractual Data Acquisition, which comprises the following operating segments:

-	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

-	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to the multi-client surveys.

•

Equipment, which comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. We carry out the activity in the Equipment segment through our sub-group Sercel.

•

Non-Operated Resources, which comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provision for onerous contracts). The capital employed of this segment includes the non-operated marine assets and the provisions related to the Group Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

As a complement to Operating Income, EBIT may be used by management as a performance indicator because it captures the contribution to our results of the significant businesses that are managed through our joint ventures. We define EBIT as Operating Income plus our share of income in companies accounted for under the equity method.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Contractual Data Acquisition and GGR segments (with the reference being the spot market). As GGR includes marine capacity dedicated to multi-client surveys, there are no longer any services rendered by Contractual Data Acquisition to GGR for multi-client surveys. Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) Operating Income and EBIT for our Contractual Data Acquisition and GGR segments are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Contractual Data Acquisition and GGR segments; and (ii) capital expenditures for our Contractual Data Acquisition and GGR segments are presented after elimination of inter-segment margin.

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

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. Due to the constant changes in work locations, the group does not track its assets based on country of origin or ownership.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, Operating Income and EBIT by segment, and operating revenues by geographic area (by location of customers).

In 2015, the Group’s two most significant customers accounted for 5.0% and 4.9% of the Group’s consolidated revenues compared with 7.1% and 5.2% in 2014 and 5.1% and 3.9% in 2013.

Analysis by segment

	2015
	Contractual Data Acquisition	Non Operated Ressources	GGR	Equipment	Eliminations And other	Consolidated Total
	(in millions of US$, except for assets and capital employed in billions of US$)
Revenues from unaffiliated customers	593.2	—	1,107.6	400.1	—	2,100.9
Inter-segment revenues	22.3	—	—	37.2	(59.5)	—
Operating revenues	615.5	—	1,107.6	437.3	(59.5)	2,100.9
Depreciation and amortization (excluding multi-client surveys)	(653.4)	(28.6)	(586.9)	(41.7)	—	(1,310.6)
Depreciation and amortization of multi-client surveys	—	—	(369.5)	—	—	(369.5)
Operating income	(674.5)	(235.8)	(204.0)	25.9	(69.2)	(1,157.6)
Share of income in companies accounted for under equity method(1)	21.7	—	(0.3)	—	—	21.4
Earnings before interest and tax(2)	(652.8)	(235.8)	(204.3)	25.9	(69.2)	(1,136.2)
Capital expenditures (excluding multi-client surveys)(3)	34.3	—	73.2	23.1	15.0	145.6
Investments in multi-client surveys, net cash	—	—	284.6	—	—	284.6
Capital employed	0.7	0.1	2.5	0.6	—	3.9
Total identifiable assets	0.9	0.3	2.9	0.8	0.1	5.0

(1)	Share of operating results of companies accounted for under equity method is US$38.3 million for the year ended December 31, 2015.
(2)	At the group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to US$19.1 million and US$40.5 million respectively, for the year ended December 31, 2015.
For the year ended December 31, 2015, Contractual Data Acquisition EBIT includes:
(i)	US$(365.0) million of marine goodwill depreciation;
(ii)	US$(110.0) million relating to impairment of marine equipment;
(iii)	US$(33.0) million relating to other intangible assets impairment;
(iv)	US$(10.9) million relating to tangible assets impairment.
For the year ended December 31, 2015, Non-Operated Resources EBIT includes US$(207.8) million relating to the Transformation Plan.
For the year ended December 31, 2015, GGR EBIT also includes:
(i)	US$(438.8) million related to GGR CGUs goodwill depreciation;
(ii)	US$(41.8) million impairment of multi-client surveys;
(iii)	US$(11.2) million impairment of intangibles assets.
For the year ended December 31, 2015, “eliminations and other” includes US$(38.6) million of general corporate expenses and US$(30.6) million of intra-group margin.
(3)

Capital expenditures include capitalized development costs of US$(41.5) million for the year ended December 31, 2015. “Eliminations and other” corresponds to the variance of suppliers of assets for the year ended December 31, 2015.

	2014 (Restated)
	Contractual Data Acquisition	Non Operated Ressources	GGR	Equipment	Eliminations And other	Consolidated Total
	(in millions of US$, except for assets and capital employed in billions of US$)
Revenues from unaffiliated customers	1,024.7	—	1,383.5	687.2	—	3,095.4
Inter-segment revenues	32.2	—	—	114.7	(146.9)	—
Operating revenues	1,056.9	—	1,383.5	801.9	(146.9)	3,095.4
Depreciation and amortization (excluding multi-client surveys)	(754.5)	(16.9)	(193.5)	(66.4)	—	(1,031.3)
Depreciation and amortization of multi-client surveys	—	—	(565.8)	—	—	(565.8)
Operating income	(653.8)	(234.9)	215.1	142.6	(166.5)	(697.5)
Share of income in companies accounted for under equity method(1)	(76.1)	—	(5.6)	—	—	(81.7)
Earnings before interest and tax(2)	(729.9)	(234.9)	209.5	142.6	(166.5)	(779.2)
Capital expenditures (excluding multi-client surveys)(3)	104.3	—	115.0	59.1	3.5	281.9
Investments in multi-client surveys, net cash	—	—	583.3	—	—	583.3
Capital employed	1.2	(0.2)	3.5	0.7	—	5.2
Total identifiable assets	1.5	—	3.8	1.0	0.2	6.5

(1)	Share of operating results of companies accounted for under equity method was US$(68.2) million for the year ended December 31, 2014.
(2)	At the group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to US$241.9 million and US$160.2 million respectively, for the year ended December 31, 2014.
For	the year ended December 31, 2014, Contractual Data Acquisition EBIT included:
(i)	US$(415.0) million of marine goodwill depreciation;
(ii)	US$(64.7) million relating to tangible assets impairment;
(iii)	US$(107.0) million impairment of our investment in the SBGS JV (Seabed Geosolutions BV) accounted for under equity method.
For the year ended December 31, 2014, Non-Operated Resources EBIT included US$(218.0) million relating to the Transformation Plan.
For the year ended December 31, 2014, GGR EBIT included US$(113.0) million impairment of multi-client surveys notably in Brazil (2007-2009 surveys) and North Sea.
For the year ended December 31, 2014, Equipment EBIT included a US$(21.7) million impairment of intangible assets.
For the year ended December 31, 2014, “eliminations and other” included US$(65.5) million of general corporate expenses and US$(101.0) million of intra-group margin.
(3)

Capital expenditures included capitalized development costs of US$(56.8) million for the year ended December 31, 2014. “Eliminations and other” corresponded to the variance of suppliers of assets for the year ended December 31, 2014.

	2013 (Restated)
	Contractual Data Acquisition	Non Operated Ressources	GGR	Equipment	Eliminations And other	Consolidated Total
	(in millions of US$, except for assets and capital employed in billions of US$)
Revenues from unaffiliated customers	1,635.5	—	1,296.0	834.3	—	3,765.8
Inter-segment revenues	53.3	—	—	210.6	(263.9)	—
Operating revenues	1,688.8	—	1,296.0	1,044.9	(263.9)	3,765.8
Depreciation and amortization (excluding multi-client surveys)	(976.0)	—	(192.8)	(44.2)	—	(1,213.0)
Depreciation and amortization of multi-client surveys	—	—	(398.7)	—	—	(398.7)
Operating income	(781.1)	(40.8)	305.8	293.0	(171.8)	(394.9)
Share of income in companies accounted for under equity method(1)	22.2	—	0.2	—	(21.8)	0.6
Earnings before interest and tax(2)	(758.9)	(40.8)	306.0	293.0	(193.6)	(394.3)
Capital expenditures (excluding multi-client surveys)(3)	194.3	—	105.1	55.0	(7.2)	347.2
Investments in multi-client surveys, net cash	—	—	479.4	—	—	479.4
Capital employed	1.9	—	3.3	0.9	—	6.1
Total identifiable assets	2.5	—	3.7	1.2	0.3	7.7

(1)	Share of operating results of companies accounted for under equity method was US$.(0.7) million for the year ended December 31, 2013.
(2)	At the group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to US$422.5 million and US$423.1 million respectively, for the year ended December 31, 2013.
For the year ended December 31, 2013, Contractual Data Acquisition EBIT included:
(i)	US$(582.0) million of marine goodwill depreciation;
(ii)	US$(109.1) million of marine assets impairment and provisions for onerous contracts marine;
(iii)	US$(79.0) million of goodwill and assets impairment as a consequence of more overall difficult Land market conditions.
For the year ended December 31, 2013, Non-Operated Resources EBIT included US$(40.8) million related to the Transformation Plan.
For the year ended December 31, 2013, “eliminations and other” included US$(54.0) million of general corporate expenses and US$(133.1) million of intra-group margin and US$(6.5) million related to the Fugro Geoscience transaction.
(3)

Capital expenditures included capitalized development costs of US$(56.9) million for the year ended December 31, 2013. “Eliminations and other” corresponded to the variance of suppliers of assets for the year ended December 31, 2013.

Analysis by geographic area

Analysis of operating revenues by location of customers

	2015		2014		2013
	(in millions of US$)
North America	528.4	25.2%	781.7	25.3%	872.2	23.2%
Central and South Americas	232.9	11.1%	366.5	11.8%	309.9	8.2%
Europe, Africa and Middle East	875.6	41.7%	1,297.8	41.9%	1,666.2	44.2%
Asia Pacific	464.0	22.0%	649.4	21.0%	917.5	24.4%

Total operating revenues	2,100.9	100%	3,095.4	100%	3,765.8	100%

Operating revenue attributed to France is US$37.8 million for the year ended December 31, 2015.

Analysis of operating revenues by category

	2015		2014		2013
	(in millions of US$)
Services rendered(a)	1,451.3	69.1%	2,241.0	72.4%	2,674.8	71.1%
Sales of goods	378.3	18.0%	654.0	21.1%	825.7	21.9%
After-sales on multi-client surveys	256.2	12.2%	185.5	6.0%	259.9	6.9%
Leases	15.1	0.7%	14.9	0.5%	5.4	0.1%

Total operating revenues	2,100.9	100%	3,095.4	100%	3,765.8	100%

(a)	Included services rendered and royalties.

NOTE 20 — RESEARCH AND DEVELOPMENT EXPENSES

Analysis of research and development expenses is as follows:

	December 31,
	2015	2014	2013
	(in millions of US$)
Research and development costs	(143.1)	(189.0)	(181.0)
Development costs capitalized	41.5	56.8	56.9

Research and development expensed	(101.6)	(132.2)	(124.1)
Government grants recognized in income	32.9	31.0	18.2

Research and development costs — net	(68.7)	(101.2)	(105.9)

Research and development expenditures related primarily to:

•	for the Contractual Data Acquisition and GGR segments, projects concerning data processing services and marine acquisition; and

•	for the Equipment segment, projects concerning seismic data recording equipment.

NOTE 21 — OTHER REVENUES AND EXPENSES

	December 31,
	2015	2014	2013
	(in millions of US$)
Impairment of goodwill	(803.8)	(415.0)	(640.0)
Impairment of assets	(206.9)	(306.4)	(130.0)
Restructuring costs	(120.8)	(66.4)	(5.6)
Change in restructuring reserves	(87.0)	(151.6)	(40.0)
Other revenues (expenses)	6.2	11.3	(21.8)

Non-recurring revenues (expenses) — net	(1,212.3)	(928.1)	(837.4)
Exchange gains (losses) on hedging contracts	(2.5)	(0.9)	1.9
Gains (losses) on sales of assets	26.5	7.1	90.3

Other revenues (expenses) — net	(1,188.3)	(921.9)	(745.2)

Year ended December 31, 2015

Impairment of goodwill

In 2015, we recognized a US$365.0 million of Marine goodwill impairment and a US$438.8 million impairment on GGR CGUs (see note 11).

Impairment of assets

This line item includes:

(i)	a US$(110.0) million impairment of vessels and related equipment’s. The net book value of our owned vessels has been aligned on recoverable value assessed as fair value less cost of disposal;

(ii)	a US$(41.8) million impairment of multi-client surveys due to specific market conditions; and

(iii)	a US$(55.1) million impairment of intangible assets mainly.

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed US$120.8 million in 2015, offset by the use of the corresponding provisions.

We also recognized additional provisions relating to the restructuring part of the further steps of the transformation plan as announced internally and externally in November 2015. This restructuring plan includes the reduction of 930 positions worldwide and across the Group, redundancy costs and further maintenance costs of cold stacked vessels.

Gains (losses) on sales of assets

This line item includes gains arising from the sales of some of our assets; and also losses related to marine seismic equipment damaged or scrapped. These costs are fully offset by insurance indemnities included in the line “Other non-recurring revenues (expenses)”.

Year ended December 31, 2014

Impairment of goodwill

In 2014, we recognized US$415.0 million of Marine goodwill impairment as a consequence of the fleet downsizing plan and deterioration of market conditions (see note 11).

Impairment of assets

This line item included:

(i)	a US$(128.7) million impairment related to seabed activities of which US$(107.0) million is impairment of our investment in the Seabed Geosolutions BV. JV accounted for under the equity method and US$(21.7) million is impairment of intangible assets;

(ii)	a US$(112.7) million impairment of multi-client surveys notably in Brazil (2007-2009 surveys) and North Sea; and

(iii)	a US$(65.0) million impairment of marine fixed equipment mainly.

Restructuring costs and change in restructuring reserves

As part of the group transformation plan, we paid US$66.4 million in 2014, mostly offset by the use of the corresponding provisions. Additional provisions have also been booked for the second step of this plan in the fourth quarter of year 2014 (provisions for onerous contracts mainly).

Gains (losses) on sales of assets

This line item included a net gain arising from the sale of Ardiseis FZCO amounting to US$11.9 million (see note 2); and losses related to marine seismic equipment damaged or scrapped. These costs were fully offset by insurance indemnities included in the line “Other revenues (expenses)”.

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

Gains (losses) on sales of assets

In 2013, we recognized a US$84.5 million gain arising from our contribution of shallow-water and OBC assets to the Seabed Geosolutions BV. JV that took place on February 16, 2013 between CGG and Fugro (see note 2).

This line item also included a gain amounting to US$19.8 million arising from the disposal of our remaining shares we held in Spectrum ASA at NOK 47.50 per share (see note 2); and equipment losses mainly relating to the scrap of marine equipment.

NOTE 22 — COST OF FINANCIAL DEBT

	December 31,
	2015	2014	2013
	(in millions of US$)
Current interest expenses related to financial debt	(167.4)	(180.6)	(179.4)
Amortization of deferred expenditures on financial debts	(12.8)	(21.7)	(13.9)
Income provided by cash and cash equivalents	1.7	1.7	1.6

Cost of financial debt, net	(178.5)	(200.6)	(191.7)

On June 26, 2015, we exchanged 90.3% of the principal amount of the existing 2019 convertible bond (see note 13). Accelerated amortization of deferred expenditures is recorded for US$4.6 million in line “Amortization of deferred expenditures on financial debts”.

On June 2, 2014, we redeemed in full the US$225 million outstanding principal amount of our 9.50% senior notes due 2016 and US$265 million of our 7.75% Senior Notes due 2017 (see note 13). Accelerated amortization of deferred expenditures for early repayment is recorded for US$6.3 million and US$2.3 million respectively in line “Amortization of deferred expenditures on financial debts”.

By June 30, 2014, the entire €360 million principal amount of the 2016 convertible bonds was cancelled (see note 13). Accelerated amortization of deferred expenditures is recorded for US$2.4 million in the line item “Amortization of deferred expenditures on financial debts” in our consolidated statement of operations.

On August 21, 2013, we redeemed US$125 million aggregate principal amount of our US$350 million 9.50% senior notes due 2016 at a price of 104.75% plus accrued interest. Accelerated amortization of deferred expenditures for early repayment is recorded for US$4.3 million in line “Amortization of deferred expenditures on financial debts”.

NOTE 23 — OTHER FINANCIAL INCOME (LOSS)

	December 31,
	2015	2014	2013
	(in millions of US$)
Exchange gains (losses) net	(20.5)	2.2	(4.6)
Other financial income (expenses)	(34.0)	(45.2)	(17.7)

Other financial income (loss)	(54.5)	(43.0)	(22.3)

In 2015, other financial expenses include a US$40.0 million expense related to an impairment of our shares in Geokinetics Inc (see note 7).

In 2014, other financial expenses included a US$36.5 million expense related to the early repayment of our €360 million convertible bonds due 2016. These expenses also included a US$5.2 million premium for the early repayment of our US$350 million 9.50% senior notes due 2016, and a US$3.4 million premium for the early repayment of our US$400 million 7.75% senior notes due 2017.

In 2013, other financial expenses included a US$3.7 million arrangement fees for a bridge credit facility that was planned to finance a portion of the acquisition of the Fugro Geoscience Division, and a US$5.9 million expense for the early repayment penalty of our US$350 million 9.50% Senior Notes due 2016.

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

	December 31,
	2015	2014	2013
	(in millions of US$)
France
Current income tax expense	—	—	—
Adjustments on income tax recognized in the period for prior periods	(0.6)	—	5.4
Deferred taxes on temporary differences for the period	(15.6)	(14.2)	11.8
Deferred taxes recognized in the period for prior periods(1)	(46.1)	(38.0)	(21.6)
Deferred taxes on currency translation	—	(12.0)	16.6

Total France	(62.3)	(64.2)	12.2
Foreign countries
Current income tax expense, including withholding taxes(2)	(39.4)	(34.3)	(110.7)
Adjustments on income tax recognized in the period for prior periods(3)	(0.9)	36.2	2.8
Deferred taxes on temporary differences for the period	30.0	7.5	21.1
Deferred taxes recognized in the period for prior periods(4)	(2.8)	(65.1)	(6.2)
Deferred taxes on currency translation	(1.6)	(3.9)	(2.1)

Total Foreign countries	(14.7)	(59.6)	(95.1)
Total income tax benefit (expense)	(77.0)	(123.8)	(82.9)

(1)

In 2015, includes a reversal of deferred tax assets on French losses carried forward amounting to US$48.0 million based on a revised 2016-2020 tax planning. In 2014, it included a reversal of deferred tax assets on French losses carried forward amounting to US$32.0 million; and in 2013, it included a reversal of deferred tax assets on losses carried forward amounting to US$19.9 million.

(2)	In 2014, foreign income tax expense is reduced by a carry back of US$27.0 million in United-Sates.
(3)	In 2014, the current foreign income tax is impacted by the change of tax amortization method on assets since January 1, 2013 in several entities.
(4)	In 2015, includes a reversal on deferred tax asset on losses carried forward amounting to US$4.0 million based on revised 2016-2020 tax planning for the Norway tax group.

In 2014, deferred taxes liabilities related to multi-client surveys increased by US$85.0 million due to a change of tax amortization methods. This line also included a valuation allowance on deferred tax asset on losses carried forward amounting to US$26.7 million for Norway and Australia. Both impacts were partially offset by the recognition of a deferred tax asset on 2013 losses carried forward for the US tax group amounting to US$48.0 million.

Income tax reconciliation

The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

	2015	2014	2013
	(in millions of US$)
Net income (loss)	(1,446.2)	(1,146.6)	(691.2)
Income taxes	(77.0)	(123.8)	(82.9)
Net Income (loss) before taxes	(1,369.2)	(1,022.8)	(608.3)
Equity investment companies income	21.4	(81.7)	0.6
Theoretical tax basis	(1,390.6)	(941.1)	(608.9)
Enacted tax rate in France	38.00%	38.00%	38.00%
Theoretical taxes	528.4	357.6	231.4
Differences on tax:
Differences in tax rates between France and foreign countries	37.1	18.5	(4.3)
Non-deductible part of dividends	(1.1)	(5.8)	(4.7)
Adjustments on the tax expense recognized in the period for prior periods(3)	(2.1)	36.2	8.2
Adjustments on the deferred tax expense recognized in the period for prior periods(4)	5.2	(44.4)	(5.6)
Valuation allowance on deferred tax assets previously recognized on losses on the French tax group(1)	(48.0)	(32.0)	(19.9)
Valuation allowance on deferred tax assets previously recognized on losses on foreign entities(4)	(6.1)	(26.7)	(2.4)
Other permanent differences (including withholding taxes)(2)	(342.9)	(206.8)	(269.7)
Deferred tax unrecognized on losses of the period on the French tax group(5)	(173.9)	(122.0)	(20.2)
Deferred tax unrecognized on losses of the period on foreign entities(5)	(73.2)	(82.5)	(10.3)
Unrecognized deferred tax on losses of prior periods	2.8	1.1	3.0
Income tax and deferred tax on Argas net income (equity method company)	(1.6)	(1.1)	(3.0)
Deferred tax on currency translation adjustments	(1.6)	(15.9)	14.6

Income taxes	(77.0)	(123.8)	(82.9)

(1)	(3) (4) See comments on income tax benefit (expense) above.
(2)	In 2015, permanent differences included US$365 million impairment of the Marine goodwill and US$438.8 million related to GGR CGUs goodwill depreciation (see note 21).

In 2014, permanent differences included US$415 million impairment of the Marine goodwill and US$107.0 million impairment of our investment in Seabed Geosolutions BV.

In 2013, permanent differences included impairment of Land and Marine goodwill for US$640 million.

(5)	Corresponds notably to the French and Norwegian tax groups according to short and medium term uncertainties and revised 2016-2020 tax planning.

Deferred tax assets and liabilities

	December 31,
	2015	2014	2013
	(in millions of US$)
Total deferred tax assets	52.2	98.2	222.6

Total deferred tax liabilities	136.3	153.8	148.9

Total deferred taxes, net	(84.1)	(55.6)	73.7

Net deferred tax assets (liabilities) per nature

	December 31,
	2015	2014	2013
	(in millions of US$)
Non-deductible provisions (including pensions and profit sharing)	38.5	38.4	50.8
Tangible assets	42.5	77.4	93.0
Effect of currency translation adjustment not recognized in income statement	(44.5)	(30.7)	6.1
Multi-client surveys (including deferred revenues)	(185.7)	(190.2)	(60.9)
Assets reassessed in purchase accounting of acquisitions	(64.2)	(93.1)	(102.1)
Development costs capitalized	(25.2)	(25.7)	(22.4)
Other deferred revenues	(3.8)	2.0	(7.8)
Convertible bonds and other financial instruments	0.8	(23.9)	(42.5)
Other(a)	49.8	11.8	7.8

Total deferred tax assets net of deferred tax (liabilities) related to timing differences	(191.8)	(234.0)	(78.0)
Tax losses carried forward	107.7	178.4	151.7

Total deferred tax assets net of deferred tax (liabilities)	(84.1)	(55.6)	73.7

(a)	Includes deferred tax assets linked to R&D credits for US$27.0 million in 2015 and US$5.4 million in 2014.

Deferred tax assets (liabilities) per tax group as of December 31, 2015

	France(1)	Norway(1)	US(1)	Other	Total
	(in millions of US$)
Net deferred tax assets (liabilities) related to timing differences	(77.1)	—	(111.8)	(2.9)	(191.8)
Deferred tax assets on losses carried forward	44.5	13.0	30.8	19.4	107.7

Total deferred tax assets (liabilities)	(32.6)	13.0	(81.0)	16.5	(84.1)

(1)	The deferred taxes recognized on losses carried forward are recoverable without expiration date.

The deferred tax assets recognized on losses carried forward of the Norwegian and US tax group are based on revised 2016-2020 tax planning.

The Group records valuation allowances on any deferred tax asset recognized on losses carried forward for entities that have a recent history of generating losses and low recovery perspectives or, for which there is a dispute with tax authorities.

Net operating loss carried forward not recognized as of December 31, 2015

	France	Foreign countries	Total
	(in millions of US$)
Losses scheduled to expire in 2016	—	0.2	0.2
Losses scheduled to expire in 2017 and thereafter	—	98.2	98.2
Losses available indefinitely	908.9	121.3	1,030.2

Total	908.9	219.7	1,128.6

Tax audit and litigation

US

The tax audit regarding CGG Holding (U.S.) Inc. for the 2007 fiscal year and extended to 2008-2011 is finalized but the procedure is still pending until the conclusions of the CGG Americas litigation.

The Group is litigating the tax authorities’ position related to the tax audit of CGG Americas covering fiscal years 2006 and 2007 before the Civil Courts and does not expect any material consequences. All petitions, motions, objections and rebuttals have been filed during 2012. Courts decisions are still pending.

In 2012, CGG Holding (U.S.) Inc. has received a redetermination notice regarding its Texas State tax for the years 2007 and 2008 for US$3.4 million. The Group is litigating the Texas Comptroller’s position before the Civil Courts. Depositions occurred in June 2013 and were favorable to the Company. A favorable decision was rendered in February 2014 and confirmed in October 2014. The Comptroller appealed in November 2014. Hearing took place in November 2015 and the judges’ findings are awaited.

No provision is recognized as the Group considers it more likely than not that there will be favorable outcomes from the litigations.

Brazil

Municipality of Rio de Janeiro has claimed that services taxes (ISS) are payable for 2001 to 2008 which has been duly disputed. Further to the favorable decisions of the judicial court received by Veritas do Brasil Ltda in 2014, the administrative procedure covering 2001 to May 2003 has been officially terminated in March 2015 and the tax assessment cancelled in January 2016. For years September 2003-2008 (taxes at stake: US$8.5 million), the administrative procedure is still ongoing and should result in the same cancellation considering that the reassessment is based on the same arguments than those cancelled by the judicial court.

Following a 2012 audit on year 2009, CGG do Brasil Participacoes Ltda was reassessed US$4.8 million of withholding tax and US$3.2 million of CIDE (Contribution for Intervening in Economic Domain). The reassessment is disputed. In 2014, the company received and appealed against an unfavorable decision from the Administrative Court.

Following an audit conducted in 2013 and 2014 for the tax years 2009 to 2013, CGG do Brasil Participacoes Ltda received in August 2014 a reassessment of US$12 million for service tax on charter and services imports. The company’s appeal against the reassessment has been rejected in 2015. The company appealed against the negative decision in Jan 2016.

No provision is recognized as the Group considers that the above contingencies should resolve in its favor.

Peru

The Peru tax authorities are claiming additional withholding taxes on technical services for 2012 and 2013 for CGG Land (U.S.) Inc Sucursal del Peru for an amount of US$11 million. The company has disputed the reassessment and the litigation is now at the Fiscal Tribunal stage. As it is more likely than not that the company should prevail at the Tribunal stage, no provision is recognized.

Middle East

In Egypt, there are ongoing discussions with the tax authorities on the US$15 million tax claim, based on revenues earned without any deduction of costs incurred. In 2015, there is an issuance of executive regulations that confirms the deemed profit taxation principle. A provision has been recognized based on the Group’s assessment of the potential tax risk.

Norway

In 2015, the Norwegian tax authorities issued a reassessment of US$26 million against CGG Marine Resources Norge AS which is primarily due to transfer pricing adjustments. The reassessment has been duly disputed. No provision is recognized as the Group has strong grounds to support its position.

India

The Group has litigation with Indian Tax authorities regarding the application of the specific regime dedicated to activities in connection with exploration of mineral oil (subject to 4.2% withholding tax) for years 2006 to 2012. Indian Tax Authorities has changed its interpretation indeed, by requesting a 10% withholding tax as fees for technical services.

In January 2012, Delhi Income Tax Appellate Tribunal (ITAT) has confirmed the reassessment. However, the Group considers that the ITAT decision has been based on a wrong interpretation of the law and the facts, and filed an appeal accordingly to the Nainital High Court. The High Court hearing has been constantly adjourned in 2015 and no definite date has been set for the hearing.

The whole industry is concerned. Several judgments were issued in favor of seismic companies, stating that seismic activities are eligible to the specific regime issued from Section 44BB. In 2015, the Supreme Court of India pronounced a ruling on the application of Section 44BB to a non-resident oil field service provider which is binding on all courts in India. The ruling should result in the favorable resolution for most of the ongoing litigations and therefore no provision is recognized.

NOTE 25 — PERSONNEL

The analysis of personnel is as follows:

	Year ended December 31,
	2015	2014	2013
Personnel employed under French contracts	1,742	1,901	1,960
Personnel employed under local contracts	5,535	6,639	7,728

Total	7,277	8,540	9,688

Including field staff of:	992	1,225	1,617

The total cost of personnel employed was US$810.2 million in 2015, US$1,002.6 million in 2014 and US$1,142.6 million in 2013.

NOTE 26 — KEY MANAGEMENT PERSONNEL COMPENSATION

From February 1st 2013, the Corporate Committee (“C-Com”) replaced the Executive Committee. The C-Com is chaired by the Chief Executive officer and is composed of the CEO, three Senior Executive Vice Presidents — the Chief Financial Officer and the two Group Chief Operating Officers — and the Human Ressources Executive Vice President.

The Director fees and C-Com members’ remuneration were:

	Year ended December 31,
	2015	2014	2013
	(in US$)
Short-term employee benefit paid(a)	3,458,169	4,038,503	4,714,636
Directors’ fees	887,344	1,021,984	967,542
Long-term employee benefit — pension(b)	37,433	77,848	69,015
Long-term employee benefit — supplemental pension(c)	832,804	920,437	954,088
Share-based payments(d)	270,940	2,340,198	4,495,433

(a)	Excludes social contributions.
(b)	Cost of services rendered and interest cost.
(c)	Cost of services rendered and interest cost on the supplemental pension implemented by the end of 2004.
(d)	Expense in the income statement related to the stock options and performance shares plans.

Contractual indemnity in case of termination

Chief Executive Officer

The Board of Directors of June 4, 2014, having renewed the term of office of Mr. Jean-Georges Malcor for a three-year period, also renewed, for the duration of this office, the terms and conditions of the advantages granted to Mr. Jean-Georges Malcor in case of termination of its term of office as they had previously been approved by the Board of Directors of May 10, 2012 and ratified by the General Meeting of May 3, 2013. These benefits were ratified the General Meeting held on May 29, 2015.

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

The benefits granted to Ms. Zurquiyah in case of departure from the Group were approved by the Board of Directors on July 30, 2015 will be submitted to the General Meeting of May 27, 2016 for ratification.

These benefits include the following:

Messrs. Frydman and Rouiller and Ms. Zurquiyah will benefit from a special termination indemnity in the event of a forced departure relating to a change of control or a change of strategy. The amount of this indemnity is set at the difference between:

(i)	a gross amount of 200% of the gross fixed compensation paid by the Company and/or any of its affiliates during the 12-month period preceding their departure date, to which is added the annual average of the variable compensation paid by the Company and/or any of its affiliates over the 36-month period preceding their departure date (hereinafter “the Reference Annual Compensation”), and

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

Payment of the full amount of the special termination indemnity is subject to the fulfillment of two conditions out of three. Should only one of the objectives be fulfilled, then the beneficiary would only be entitled to 50% of his/her special termination indemnity.

Finally, pursuant to said Article L.225-42-1 of the French Commercial Code in particular, the Board of Directors shall verify prior to the payment of the special severance payment (i) that the performance conditions described above are duly fulfilled and (ii) that the payment of such special termination indemnity complies with the Corporate Governance Code applicable at the date of departure.

NOTE 27 — RELATED PARTY TRANSACTIONS

The Group enters into contracts with related parties concluded at arm’s length.

	December 31,
	2015				2014				2013
	Joint Ventures (a)	Associates (b)	Other Related Parties	Total	Joint Ventures (a)	Associates (b)	Other Related Parties (c)	Total	Total
	(in millions of US$)
Sales of geophysical equipment	1.7	68.8	—	70.5	—	67.8	—	67.8	1.4
Equipment rentals and services rendered	12.5	48.0	—	60.5	18.8	18.0	3.5	40.3	64.7
Operating Revenue	14.2	116.8	—	131.0	18.8	85.8	3.5	108.1	66.1

Charter expenses	(29.9)	—	—	(29.9)	(29.9)	—	—	(29.9)	(54.7)
Ship management expenses	(70.6)	—	—	(70.6)	(110.7)	—	—	(110.7)	(91.6)
Costs of services rendered	(7.8)	(6.8)	—	(14.6)	(24.5)	(3.2)	—	(27.7)	(53.7)
Cost of operations	(108.3)	(6.8)	—	(115.1)	(165.1)	(3.2)	—	(168.3)	(200.0)

Other financial income (loss)	(1.6)	3.4	—	1.8	—	—	—	—	—

Trade accounts and notes receivable, including agency arrangements	23.1	35.0	—	58.1	3.9	42.7	—	46.6	44.4
Financial assets (see note 7)	24.0	38.4	—	62.4	26.7	45.1	—	71.8	25.0
Receivables	47.1	73.4	—	120.5	30.6	87.8	—	118.4	69.4

Trade accounts and notes payable, including agency arrangements	23.9	55.3	—	79.2	21.5	60.6	—	82.1	42.2
Financial liabilities – Finance lease debt	16.8	—	—	16.8	18.5	—	—	18.5	19.9
Payables	40.7	55.3	—	96.0	40.0	60.6	—	100.6	62.1

Future leases commitments	236.7	—	—	236.7	269.9	—	—	269.9	303.6
Future ship management costs	97.7	—	—	97.7	162.4	—	—	162.4	253.9
Contractual Obligations	334.4	—	—	334.4	432.3	—	—	432.3	557.5

(a)	Mainly correspond to investments in companies accounted for using the equity method in our Marine acquisition Segment (see note 8);
(b)	Mainly correspond to investments in companies accounted for using the equity method in our Land and Multi-Physics acquisition Segment (see note 8);
(c)

Correspond to transactions with Louis Dreyfus Armateurs (“LDA”); LDA was the owner, together with the Group, of Geomar SAS which owned the seismic vessel “CGG Alizé”. In addition, LDA provided ship management services for a portion of our fleet and Geomar SAS provided vessel charter services to LDA (see note 2).

No credit facility or loan was granted to the Company by shareholders during the last three years.

NOTE 28 — SUPPLEMENTARY CASH FLOW INFORMATION

Operating activities

In 2015, depreciation and amortization, together with multi-client surveys depreciation, include:

(i)	US$365.0 million of Marine goodwill impairment as described in note 11;

(ii)	US$438.8 million impairment on GGR CGUs as described in note 11; and

(iii)	US$206.9 million of asset impairment as described in note 21.

In 2014, depreciation and amortization, together with multi-client surveys depreciation, included US$415.0 million of Marine goodwill impairment and US$306.4 million of asset impairment as described in note 21. In 2013, it included US$640 million of goodwill impairment and US$126 million of impairment of other assets.

In 2015 and 2014, variance in provisions mainly relates to restructuring and onerous contracts linked to the transformation plan (see note 16 and 21). In 2015, variance in provision also includes US$40.0 million of depreciation of our shares in Geokinetics.

In 2013, net gain on disposal of fixed assets included a US$84.5 million gain arising from our contribution of shallow-water and OBC assets to the joint venture Seabed Geosolutions BV (see note 2).

In 2014, other non-cash items corresponded notably to the elimination of call premiums for early repayment of high yield bonds and 2016 convertible bonds (see note 13).

The impact of changes in exchange rate on financial items corresponded to the elimination of the unrealized exchange gains (losses) resulting from the gross financial debt in US dollars located in those subsidiaries whose functional currency is euro.

Investing activities

In 2014, proceeds from disposal of financial assets mainly related to the sale of Optoplan to Alcatel-Lucent Submarine Networks (ASN) (see note 2). In 2013, it mainly related to the sale of our stake in Spectrum ASA.

In 2015, acquisition mainly relates to the earn-out linked to the acquisition of Geophysical Research Corporation, LLC in 2012. In 2013, acquisition is mainly related to the Fugro Geoscience division. Overall, we paid a total net consideration of US$933.0 million for the whole Fugro transaction.

In 2015 and 2014, variation in loan granted mainly relates to a loan to Seabed Geosolutions BV (see note 8).

Financing activities

In 2014, dividends paid and share capital reimbursements to non-controlling interests of integrated entities included the payment of the purchase option on the shares of Geomar SAS (see note 2).

In 2015 and 2014, non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows were not material. In 2013, it mainly related to the creation of the joint venture Seabed Geosolutions BV (see note 2).

Cash and cash equivalents

	Year ended December 31,
	2015	2014	2013
	(in millions of US$)
Cash	318.5	285.0	439.9
Cash equivalents (mainly short-term deposits)	66.8	74.1	90.1

Total cash and cash equivalents	385.3	359.1	530.0

In 2015, Cash and Cash equivalents included trapped cash amounting to US$91.8 million. Trapped cash means any cash and cash equivalent held by a subsidiary that operates in a country where exchange controls or other legal restrictions apply when the balances are not available for general use by the Group (cash in subsidiaries not available at Group level).

NOTE 29 — EARNINGS PER SHARE

	Year
	2015(3)	2014(3)	2013(3)
	(in millions of US$, excepted per share data)
Net income attributable to shareholders(a)	(1,450.2)	(1,154.4)	(698.8)
Less financial expenses on convertible bond, net of tax	16.8	14.8	36.2

Adjusted net income attributable to shareholders for diluted earnings per shares(b)	(1,433.4)	(1,139.6)	(662.6)
Effect of dilution
Ordinary shares outstanding at the beginning of the year(c)	194,577,134	194,385,567	194,837,610
Weighted average number of ordinary shares outstanding during the year(d)	—	103,766	376,664

Weighted average number of ordinary shares outstanding((e) =(c) +(d))	194,577,134	194,489,333	194,214,274

Dilutive potential shares from 2006 stock options	—	—	(1)
Dilutive potential shares from 2007 stock options	—	(1)	(1)
Dilutive potential shares from 2008 stock options	(1)	(1)	(1)
Dilutive potential shares from 2009 stock options	(1)	(1)	(2)
Dilutive potential shares from 2010 stock options	(1)	(1)	(2)
Dilutive potential shares from 2011 stock options	(1)	(1)	(1)
Dilutive potential shares from 2012 stock options	(1)	(1)	—
Dilutive potential shares from 2013 stock options	(1)	—	—
Dilutive potential shares from 2014 stock options	—	—	—
Dilutive potential shares from 2015 stock options	—	—	—

Total dilutive potential shares from stock options	—	—	—

Dilutive potential shares from 2011 performance shares allocation	—	—	—
Dilutive potential shares from 2012 performance shares allocation	—	—	(2)
Dilutive potential shares from 2013 performance shares allocation	(2)	(2)	(2)
Dilutive potential shares from 2014 performance shares allocation	(2)	(2)	—
Dilutive potential shares from 2015 performance shares allocation	(2)	—	—

Total dilutive potential shares from performance shares allocation	—	—	—

Dilutive potential shares from Convertible bonds maturity 2016	—	—	(2)
Dilutive potential shares from Convertible bonds maturity 2019	(2)	(2)	(2)
Dilutive potential shares from Convertible bonds maturity 2020	(2)	—	—

Dilutive weighted average number of shares outstanding adjusted when dilutive(f)	194,577,134	194,489,333	194,214,274

Earnings per share
Basic(a)/(e)	(7.45)	(5.94)	(3.60)
Diluted(b)/(f) (4)	(7.45)	(5.94)	(3.60)

(1)	Exercise price of these stock options was higher than the average market price of the underlying shares.
(2)

As our net result was a loss, stock-options, performance shares plans and convertible bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.

(3)

As a result of the 5 February 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015, 2014 and 2013 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(4)

As our net result was a loss, the restatement of “financial expenses on convertible bond, net of tax” had an anti-dilutive effect and shouldn’t be taken into account in the calculation of diluted loss per share. As a result the formula for the diluted loss per share is (a) / (f).

NOTE 30 — SUBSEQUENT EVENTS

Capital Increase

CGG increased its share capital through the distribution of preferential subscription rights to existing shareholders launched on 13 January 2016. The final gross proceeds amount to €350,589,080.16, corresponding to the issuance of 531,195,576 new shares. The net proceeds of the issuance amounts to €338 million and will be used to reinforce the shareholders’ equity of CGG and improve its liquidity as it finances its Transformation Plan.

The transaction was fully underwritten (excluding the Bpifrance and IFP Energies Nouvelles subscription commitments) by a syndicate of banks. Total demand for this capital increase amounted to approximately €343m, corresponding to a subscription rate of approximately 97.8%. The balance of non-subscribed shares (11,932,486 new shares, which represent approximately 2.2% of the total number of new shares) has been sold in the market by the bank syndicate.

The listing of the new shares on the regulated market of Euronext Paris (Segment B) on the same line as the existing shares (FR0000120164) took place on 5 February 2016. As from that date, the share capital of CGG is composed of 708,260,768 shares with a nominal value of €0.40 each, for a total nominal share capital of €283,304,307.20.

Revolving Credit Facilities amendment

We revised our financial covenants, effective on February 4, 2016. Our French revolving facility and our US revolving facility require that we meet the following new ratios, which are tested at the end of each quarter for the rolling 12-month testing period:

•	maintain a minimum Group Liquidity amount (cash and cash equivalents plus undrawn revolving credit facilities) of US$175 million at each quarter end;

•

a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter;

•	an interest cover ratio (defined as consolidated EBITDAS to total interest costs) above 3:00 to 1:00.

Our Nordic credit facility requires that we meet the following ratios and tests:

•	cash plus cash equivalents of not less than US$100 million at all times;

•

a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter; and

•	a ratio of EBITDAS to total interest costs of at least 3.00:1.00.

Our French revolving facility amendment has also led to an extension of maturity with a new schedule of the total commitments as follow:

•	US$325 million up to July 2016;

•	US$300 million from July 2016 to July 2017; and

•	US$275 million from July 2017 to July 2018.

The outstanding amount of our French revolving facility as of December 31, 2015 was US$325 million.

NOTE 31 — LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AS OF DECEMBER 31, 2015

Subsidiaries are fully consolidated from the date of their acquisition, being the date on which the Group obtains the control.

Dormant subsidiaries of the Group have not been included in the list below.

Percentage of interest generally corresponds to percentage of control in the company.

Siren Number(a)	Companies Names	Country of incorporation	% of interest
	CGG Holding BV	Netherlands	100.0
	CGG Marine BV	Netherlands	100.0
	CGG Data Management (Netherlands) BV	Netherlands	100.0
	CGG Services (NL) BV	Netherlands	100.0
	De Regt Marine Cables BV	Netherlands	100.0
403 256 944	CGG Services SA	France	100.0
410 072 110	CGG Explo SARL	France	100.0
413 926 320	Geomar SAS	France	100.0
	CGG Electromagnetics (Italy) Srl	Italy	100.0
	CGG International SA	Switzerland	100.0
	CGG Data Services AG	Switzerland	100.0
	CGG Geoscience GmbH	Switzerland	100.0
	Wavefield Inseis AS	Norway	100.0
	CGG Marine Resources Norge AS	Norway	100.0
	CGG Geo Vessels AS	Norway	100.0
	CGG Services (Norway) AS	Norway	100.0
	Exploration Vessel Resources AS	Norway	100.0
	Exploration Investment Resources II AS	Norway	100.0
	Exploration Vessel Resources II AS	Norway	100.0
	CGG Services (UK) Limited	United Kingdom	100.0
	CGG Data Management (UK) Limited	United Kingdom	100.0
	CGG Jason (UK) Limited	United Kingdom	100.0
	CGG NPA Satellite Mapping Limited	United Kingdom	100.0
	CGG Seismic Imaging (UK) Limited	United Kingdom	100.0
	Robertson (UK) Limited	United Kingdom	100.0
	Robertson Geospec International	United Kingdom	100.0
	Veritas Caspian LLP(1)	Kazakhstan	50.0
	CGG do Brasil Participaçoes Ltda	Brazil	100.0
	Veritas do Brasil Ltda	Brazil	100.0
	LASA Prospeccoes SA	Brazil	100.0
	CGGVeritas Services de Mexico SA de CV	Mexico	100.0
	CGG Geoscience de Mexico SA de CV	Mexico	100.0
	Exgeo CA	Venezuela	100.0
	CGG Holding (U.S.) Inc.	United States of America	100.0
	CGG Services (U.S.) Inc.	United States of America	100.0
	CGG Land (U.S.) Inc.	United States of America	100.0
	Viking Maritime Inc.	United States of America	100.0
	CGG Canada Services Ltd	Canada	100.0
	CGG Services (Canada) ULC	Canada	100.0
	Hampson-Russell Limited Partnership	Canada	100.0
	CGG Services (Australia) Pty Ltd	Australia	100.0

Siren Number(a)	Companies Names	Country of incorporation	% of interest
	CGG Ground Geophysics (Australia) Pty Ltd	Australia	100.0
	PT CGG Services Indonesia(1)	Indonesia	95.0
	CGG Services India Private Ltd	India	100.0
	CGG Technology Services (Beijing) Co. Ltd	China	100.0
	CGG Geoscience (Bejing) Ltd	China	100.0
	CGG Services (Singapore) Pte Ltd	Singapore	100.0
	CGG Vostok	Russia	100.0
	Compagnie Generale de Geophysique (Nigeria) Ltd	Nigeria	100.0
	CGG Airborne Survey (Pty) Ltd	South Africa	100.0
866 800 154	Sercel Holding SA	France	100.0
378 040 497	Sercel SA	France	100.0
	Sercel England Ltd	United Kingdom	100.0
	Sercel-GRC	United States of America	100.0
	Sercel Inc.	United States of America	100.0
	Sercel Canada Ltd	Canada	100.0
	Sercel Australia Pty Ltd	Australia	100.0
	Hebei Sercel-Junfeng Geophysical (1)	China	51.0
	Sercel (Beijing) Technological Services Co. Ltd	China	100.0
	Sercel Singapore Pte Ltd	Singapore	100.0
	De Regt Germany GmbH	Germany	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.
(1)	% of control for these subsidiaries amount to 100%.

Non-controlling interests

The Group does not fully consolidate any significant entity in which it holds less than a majority of voting rights.

Subsidiaries with non-controlling interests do not contribute materially to the activities of the Group, the consolidated net income, cash flows, liabilities or assets as of December 31, 2015. Hebei Sercel-Junfeng Geophysical, a subsidiary of Sercel SA based in China, is the major entity with non-controlling interests.

NOTE 32 — CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES

At December 31, 2015 the obligations to pay our outstanding Senior Notes are guaranteed by certain subsidiaries: CGG Canada Services Ltd, CGG Marine Resources Norge AS, CGG Holding (U.S.) Inc, Alitheia Resources Inc, CGG Land (U.S.) Inc., CGG Services (U.S.) Inc., Veritas Investments Inc., Viking Maritime Inc., CGG Marine BV, CGG Holding BV as the “Services guarantors”, and Sercel Inc., Sercel Australia Pty Ltd, Sercel Canada Ltd and Sercel GRC as the “Equipment guarantors”.

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2015 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGG on a consolidated basis.

	Year ended December 31, 2015
	CGG	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of US$)
Goodwill	—	1,056.0	88.1	84.6	—	1,228.7
Intangible assets (including multi-client surveys)	24.9	644.4	27.9	866.7	(277.2)	1,286.7
Property, plant and equipment	74.1	341.2	38.3	624.9	(193.3)	885.2
Investment in affiliates	2,327.4	2,299.8	7.1	588.0	(5,222.3)	—
Other non-current assets	1,130.9	524.9	4.3	690.3	(2,009.9)	340.5
Current assets	559.2	603.9	287.0	1,799.6	(1,477.8)	1,771.9

Total assets	4,116.5	5,470.2	452.7	4,654.1	(9,180.5)	5,513.0

Financial debt (including bank overdrafts, current and non-current portion)	2,173.6	1,835.9	—	898.0	(2,022.7)	2,884.8
Other non-current liabilities (excluding financial debt)	51.6	44.0	23.9	205.4	(13.2)	311.7
Current liabilities (excluding current portion of debt)	532.9	613.9	58.5	1,489.2	(1,736.4)	958.1

Total liabilities (excluding equity)	2,758.1	2,493.8	82.4	2,592.6	(3,772.3)	4,154.6

Equity	1,358.4	2,976.4	370.3	2,061.5	(5,408.2)	1,358.4

Operating revenues	82.4	701.5	140.6	2,713.5	(1,537.1)	2,100.9
Depreciation and amortization	17.8	1,088.3	16.9	616.0	(58.9)	1,680.1
Operating income (loss)	(261.6)	(581.3)	(0.9)	856.3	(1,170.1)	(1,157.6)
Equity in income of affiliates	(1,922.9)	(155.9)	—	0.5	2,078.3	—

Net income (loss)	(1,446.2)	(503.0)	6.1	824.0	(327.1)	(1,446.2)

Cash flow from operating activities	1,602.0	269.8	11.3	869.3	(2,344.3)	408.1
Cash flow from investing activities	(1,253.9)	(19.4)	(18.4)	938.8	(70.4)	(423.3)
Cash flow from financing activities	(336.8)	(241.3)	—	(1,795.2)	2,436.1	62.8
Effect of exchange rates on cash	—	—	—	—	(21.4)	(21.4)
Impact of changes in consolidation scope	—	—	—	—	—	—

Cash at opening	167.3	40.0	9.4	142.4	—	359.1

Cash at closing	178.6	49.1	2.3	155.3	—	385.3

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2014 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGG on a consolidated basis.

	Year ended December 31, 2014
	CGG	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of US$)
Goodwill	—	1,797.7	90.2	153.8	—	2,041.7
Intangible assets (including multi-client surveys)	31.1	722.0	28.3	870.3	(277.9)	1,373.8
Property, plant and equipment	86.9	552.8	51.1	796.3	(248.9)	1,238.2
Investment in affiliates	3,878.3	2,172.4	7.1	438.0	(6,495.8)	—
Other non-current assets	1,963.1	548.7	5.3	253.1	(2,392.5)	377.7
Current assets	376.4	790.2	304.0	2,902.4	(2,343.4)	2,029.6

Total assets	6,335.8	6,583.8	486.0	5,413.9	(11,758.5)	7,061.0

Financial debt (including bank overdrafts, current and non-current portion)	2,460.2	1,993.1	—	756.5	(2,430.9)	2,778.9
Other non-current liabilities (excluding financial debt)	22.8	117.1	23.4	267.7	(26.2)	404.8
Current liabilities (excluding current portion of debt)	1,106.6	761.4	95.4	1,646.6	(2,478.9)	1,131.1

Total liabilities (excluding equity)	3,589.6	2,871.6	118.8	2,670.8	(4,936.0)	4,314.8

Equity	2,746.2	3,712.2	367.2	2,743.1	(6,822.5)	2,746.2

Operating revenues	122.8	931.9	294.3	3,821.5	(2,075.1)	3,095.4
Depreciation and amortization	8.2	915.3	15.8	617.1	40.7	1,597.1
Operating income (loss)	(179.2)	(371.3)	57.8	(265.1)	60.3	(697.5)
Equity in income of affiliates	(359.5)	(60.2)	—	(0.1)	419.8	—

Net income (loss)	(1,146.6)	(464.6)	40.5	(440.6)	864.7	(1,146.6)

Cash flow from operating activities	804.5	389.6	32.9	96.2	(459.0)	864.2
Cash flow from investing activities	(3.1)	(483.3)	(26.0)	(521.1)	140.0	(893.5)
Cash flow from financing activities	(900.6)	40.8	(1.5)	400.7	358.1	(102.5)
Effect of exchange rates on cash	—	—	—	—	(8.7)	(8.7)
Impact of changes in consolidation scope	—	—	—	—	(30.4)	(30.4)

Cash at opening	266.5	92.9	4.0	166.6	—	530.0

Cash at closing	167.3	40.0	9.4	142.4	—	359.1

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2013 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGG on a consolidated basis.

	Year ended December 31, 2013
	CGG	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(in millions of US$)
Goodwill	—	2,210.6	91.6	181.0	—	2,483.2
Intangible assets (including multi-client surveys)	26.3	652.6	30.8	759.8	(197.9)	1,271.6
Property, plant and equipment	112.2	740.6	39.4	944.4	(278.8)	1,557.8
Investment in affiliates	4,505.2	1,938.0	6.1	504.2	(6,953.5)	—
Other non-current assets	2,440.2	582.1	7.6	482.7	(2,916.4)	596.2
Current assets	359.9	1,080.7	300.7	2,847.3	(2,234.6)	2,354.0

Total assets	7,443.8	7,204.6	476.2	5,719.4	(12,581.2)	8,262.8

Financial debt (including bank overdrafts, current and non-current portion)	2,504.0	2,381.1	0.2	734.8	(2,872.5)	2,747.6
Other non-current liabilities (excluding financial debt)	26.5	98.2	24.3	194.7	(10.6)	333.1
Current liabilities (excluding current portion of debt)	1,023.2	693.7	121.8	1,872.0	(2,418.7)	1,292.0

Total liabilities (excluding equity)	3,553.7	3,173.0	146.3	2,801.5	(5,301.8)	4,372.7

Equity	3,890.1	4,031.6	329.9	2,917.9	(7,279.4)	3,890.1

Operating revenues	110.8	914.3	440.2	4,539.5	(2,239.0)	3,765.8
Depreciation and amortization	7.2	1,133.6	12.5	533.0	(74.6)	1,611.7
Operating income (loss)	(108.1)	(509.7)	120.1	100.1	2.7	(394.9)
Equity in income of affiliates	(234.3)	152.9	—	0.2	81.2	—

Net income (loss)	(691.2)	(559.8)	83.0	75.3	401.5	(691.2)

Cash flow from operating activities	798.9	194.3	7.8	467.7	(561.0)	907.7
Cash flow from investing activities	(1,295.4)	(1,452.9)	(10.5)	(417.7)	1,457.0	(1,719.5)
Cash flow from financing activities	(526.8)	1,283.9	(2.1)	(37.4)	(914.7)	(197.1)
Effect of exchange rates on cash	—	—	—	—	21.4	21.4
Impact of changes in consolidation scope	—	—	—	—	(2.7)	(2.7)

Cash at opening	1,289.8	67.6	8.8	154.0	—	1,520.2

Cash at closing	266.5	92.9	4.0	166.6	—	530.0