Form 20-F
period 2016-12-31
CGG
filed 2017-05-01
CIK 1037962

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

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

Stephane-Paul Frydman

Chief Financial Officer

CGG

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris France

tel: +33 (0) 16467 4500

fax: +33 (0) 16447 3429

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares representing Ordinary Shares, nominal value €0.80 per share	New York Stock Exchange

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

22,133,149 Ordinary Shares, nominal value €0.80 per share

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

References to “Senior Notes” are to our 7.75% Senior Notes due 2017, our 5.875% Senior Notes due 2020, our 6.50% Senior Notes due 2021 and our 6.875% Senior Notes due 2022. References to “convertible bonds” are to our 1.75% Convertible Bonds due 2019 and our 1.25% Convertible Bonds due 2020. References to the “US revolving facility” are to the US$165 million revolving credit facility under our senior secured New York-law credit agreement dated July 15, 2013, as amended from time to time. References to the “French revolving facility” are to the US$325 million revolving credit facility under our senior secured French-law revolving facility agreement dated July 31, 2013 as amended from time to time. References to the “Nordic credit facility” are to the US$250 million Norwegian-law agreement split into US$150 million term loan and US$100 million revolving facility dated July 1, 2013. References to the “2019 secured term loans” are to the US$342 million term loan facility under our New York-law term loan credit agreement dated November 19, 2015, as amended from time to time. References to the “Credit Facilities” are to the French revolving facility, the US revolving facility, and the 2019 secured term loans, collectively.

References to the “Geoscience Acquisition” are to our acquisition of most of the Geoscience Division of Fugro N.V. (“Fugro”), including Fugro-Geoteam, Fugro Seismic Imaging, Fugro Geophysical and Geological Services and De Regt Marine Cables, as well as all related entities and assets, but excluding Fugro’s multi-client library and OBN activity. References to the “Seabed JV” are to the joint venture between us and Fugro specializing in shallow water and ocean bottom systems. References to the “Transformation Plan” are to our ongoing transformation plan intended to transform CGG from a seismic acquisition company into an integrated geosciences group.

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

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 3: Key Information — Risk Factors” and elsewhere in this annual report, including, without limitation, in conjunction with the forward-looking statements included in this annual report. Some of the factors that we believe could affect our actual results include:

•

the progress and outcome of discussions with our stakeholders (currently involving an ‘ad hoc representative’ (Mandataire ad hoc)) to achieve a financial restructuring in light of a debt level that we consider too high, including associated court proceedings and the impact on our business and working capital;

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

Selected Financial Data

The selected financial data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data for each of the years in the five-year period ended December 31, 2016 have been derived from our audited consolidated financial statements prepared in accordance with IFRS.

	At December 31,
	2016	2015	2014	2013	2012 (restated*)
	(In millions of US$ except per share data and ratios)
Statement of operations data:
Operating revenues	1,195.5	2,100.9	3,095.4	3,765.8	3,410.5
Other revenues from ordinary activities	1.4	1.4	1.5	2.1	3.6
Cost of operations	(1,250.4)	(1,817.2)	(2,510.8)	(2,977.2)	(2,685.4)
Gross profit	(53.5)	285.1	586.1	790.7	728.7
Research and development expenses, net	(13.6)	(68.7)	(101.2)	(105.9)	(92.8)
Marketing and selling expenses	(62.2)	(87.2)	(113.9)	(118.6)	(96.0)
General and administrative expenses	(84.3)	(98.5)	(146.6)	(215.9)	(182.6)
Other revenues (expenses)	(182.9)	(384.5)	(506.9)	(105.2)	(26.7)
Impairment of goodwill	—	(803.8)	(415.0)	(640.0)	—
Operating income	(396.5)	(1,157.6)	(697.5)	(394.9)	330.6
Cost of financial debt, net	(174.2)	(178.5)	(200.6)	(191.7)	(156.7)
Other financial income (loss)	(11.4)	(54.5)	(43.0)	(22.3)	(19.7)
Income taxes	13.7	(77.0)	(123.8)	(82.9)	(99.2)
Equity in income of affiliates	(8.2)	21.4	(81.7)	0.6	37.4
Net income (loss)	(576.6)	(1,446.2)	(1,146.6)	(691.2)	92.4
Attributable to non-controlling interests	(3.2)	4.0	7.8	7.6	17.2
Attributable to owners of CGG SA	(573.4)	(1,450.2)	(1,154.4)	(698.8)	75.2
Net income (loss) per share:
Basic(1)	(27.57)	(238.50)	(189.95)	(115.14)	13.51
Diluted(2)	(27.57)	(238.50)	(189.95)	(115.14)	13.40
Balance sheet data:
Cash and cash equivalents	538.8	385.3	359.1	530.0	1,520.2
Working capital(3)	334.6	428.5	539.4	532.0	783.5
Property, plant & equipment, net	708.6	885.2	1,238.2	1,557.8	1,159.5
Multi-client surveys	847.9	927.1	947.4	818.0	604.2
Goodwill	1,223.3	1,228.7	2,041.7	2,483.2	2,415.5
Total assets	4,861.5	5,513.0	7,061.0	8,262.8	8,332.8
Gross financial debt(4)	2,850.4	2,884.8	2,778.9	2,747.6	2,305.2
Equity attributable to owners of CGG SA	1,120.7	1,312.2	2,693.0	3,799.9	4,483.2
Other financial historical data and other ratios:
EBIT(5)	(404.7)	(1,136.2)	(779.2)	(394.3)	368.0
EBITDAS(6)	273.6	452.8	775.7	1,139.7	1,006.2
Capital expenditures(7)	104.5	145.6	281.9	347.2	368.8
Investments in multi-client surveys, net cash	295.1	284.6	583.3	479.4	363.8
Net financial debt(8)	2,311.6	2,499.5	2,419.8	2,217.7	785.0
Gross financial debt(4) / EBITDAS(6)	10.4x	6.4x	3.6x	2.4x	2.3x
Net financial debt(8) / EBITDAS(6)	8.4x	5.5x	3.1x	1.9x	0.8x
EBITDAS(6) / Cost of financial debt, net	1.6x	2.5x	3.9x	5.9x	6.4x

*	Restatement related to IAS 19 Revised-Employee benefits effective January 1, 2013. All comparative financial information was restated to present comparative amounts for each period presented as if the new accounting policy had always been applied.

(1)	Basic per share amounts have been calculated on the basis of 20,795,431, 6,080,535, 6,077,792, 6,069,196 and 5,565,852 weighted average outstanding shares in 2016, 2015, 2014, 2013 and 2012 respectively.

As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015, 2014, 2013, and 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares. As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per share for 2015, 2014, 2013, and 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(2)	Diluted per share amounts have been calculated on the basis of 20,795,431, 6,080,535, 6,077,792, 6,069,196 and 5,611,588 weighted average outstanding shares in 2016, 2015, 2014, 2013 and 2012 respectively.

As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015, 2014, 2013 and 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per share for 2015, 2014, 2013, and 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

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

Capitalization and Indebtedness

Not applicable

Reasons for the Offer and Use of Proceeds

Not applicable

Risk Factors

RISKS RELATED TO OUR FINANCIAL RESTRUCTURING

We are discussing with our stakeholders a financial restructuring to provide us with a level of indebtedness and cost of debt that is substantially reduced and sustainably adapted to our cash flows.

On January 5, 2017 and March 3, 2017, we communicated that with a market environment expected to remain similar in 2017 to 2016 and continuing to weigh on our revenues, we consider that our debt level is too high. We do not expect our performance to generate sufficient cash flow to service our current level of debt over the years to come. We have therefore commenced discussions with certain stakeholders from various jurisdictions in order to achieve a financial restructuring. The President of the Commercial Court of Paris (Tribunal de Commerce de Paris) on February 27, 2017 appointed an ‘ad hoc representative’ (Mandataire ad hoc) in order to facilitate the discussions in a manner intended to respect the best interests of all of our stakeholders. The objective of this restructuring is to provide us with a level of indebtedness and cost of debt that is substantially reduced and sustainably adapted to our cash flows. The proposed debt reduction would involve the conversion of unsecured debt into equity and the extension of the secured debt maturities. See “Our Business — Recent Developments — Financial restructuring discussions” for more information on the status of the discussions. No assurance can be given as to the outcome of the discussions, any such restructuring and its implementation.

A restructuring plan may provide for CGG SA to equitize part of its debt and potentially raise additional capital, which could significantly dilute shareholders and holders of our American Depositary Shares through the issuance of a large number of shares and other equity securities.

We currently face uncertainties related to our business, the market for our goods and services and our future financial condition, as well as risks and costs associated with our financial restructuring process. As a result, our restructuring discussion with creditors and shareholders may lead to a restructuring plan that provides for CGG SA to equitize part of its debt and potentially raise additional capital to continue the group’s operations and meet our funding needs. Depending on the restructuring plan that might be agreed by us and our stakeholders, any such new money could be provided by existing shareholders, holders of our convertible bonds, holders of our Seniors Notes, lenders under our US revolving facility, French revolving facility and 2019 secured term loans and/or the public and could take the form of the issuance of a large number of shares and other equity and/or equity-linked securities. The issuance of new shares could be carried out at prices substantially below the market price of our common stock and could significantly dilute the ownership of our shareholders and holders of our American Depositary Shares. The future exercise or conversion of equity or equity-linked instruments could further dilute shareholders and holders of our American Depositary Shares, and the existence of such potential dilution would adversely affect the trading price of our shares and American Depositary Shares.

We may seek the protection of the bankruptcy court in connection with a negotiated restructuring or otherwise, which may harm our business and place common shareholders and holders of our American Depositary Shares at significant risk of losing substantially all of their interests in us.

As a result of the impact on our financial position from the challenging market conditions which persist with weak volumes and the debt level that we consider too high, we are discussing with stakeholders, under a French mandat ad hoc process, various strategic alternatives to address our liquidity and capital structure, including strategic and refinancing alternatives, which may include, but not be limited to, seeking a restructuring, amendment or refinancing of existing debt through a sauvegarde proceeding in France and/or Chapter 11 and/or Chapter 15 of the U.S. Bankruptcy Code and/or other proceedings.

Seeking bankruptcy court protection could have a material adverse effect on our business, reputation, financial condition and results of operations. So long as a court process continues, our senior management will be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on our business operations. Bankruptcy court protection also might make it more difficult to retain management and other key personnel necessary to the success and growth of our business. In addition, the longer a court process continues, the more likely it is that our customers and suppliers could lose confidence in our ability to reorganize our business successfully and could seek to establish alternative commercial relationships.

If our ongoing negotiations with our stakeholders, including our creditors, result in an agreed restructuring that equitizes certain of our indebtedness, our common shareholders and holders of our American Depositary Shares would experience significant dilution. In the absence of such an agreed restructuring, we have a significant amount of indebtedness that is senior to our existing common shares in our capital structure, and we believe that seeking bankruptcy court protection could place our common shareholders and holders of our American Depositary Shares at significant risk of losing substantially all of their interests us.

If we are unable to comply with the financial covenants governing our indebtedness or timely obtain necessary consents or waivers of any defaults that occur with respect to our indebtedness or achieve specific steps to conserve liquidity and/or secure additional capital, we may be unable to continue as a going concern.

Our substantial level of indebtedness, and the terms of the agreements that govern such indebtedness, require us and our subsidiaries to use a substantial portion of our cash flow from operations to pay interest and principal on the debt, which reduces the funds available for working capital, capital expenditures and other general corporate purposes and limits our ability to obtain additional financing.

Our Credit Facilities contain financial covenants that we are required to test on a quarterly basis. We obtained, in December 2016, consent from the requisite majority of the lenders under the French and US revolving facilities and the Nordic credit facility for the disapplication of the testing of the Total Leverage Ratio and the Interest Cover Ratio in respect of the Relevant Period ended on December 31, 2016 and we obtained a further consent from such lenders and for the lenders under the 2019 secured term loans for the Relevant Period ended March 31, 2017.

While we will endeavor to take appropriate mitigating actions to refinance or renegotiate our indebtedness prior to its maturity and to remediate any potential defaults, there is no assurance that any particular actions with respect to refinancing or renegotiation of existing indebtedness or remediating potential defaults in our existing and future debt agreements will be successful. The uncertainty associated with our ability to respect our financial covenants and meet future payment obligations could raise significant doubt about our ability to continue as a going concern. See note 1.3 to the Company’s Consolidated Financial Statements included this annual report.

We continue to evaluate our financial and strategic alternatives, which include a financial restructuring of our existing indebtedness under a sauvegarde proceeding in France under the provisions of Articles L.620-1 et seq. of the Code de commerce (French Commercial Code) and/or Chapter 11 and/or Chapter 15 of the U.S. Bankruptcy Code and/or other procedures in these and other jurisdictions. We are currently negotiating with our stakeholders, under a French mandat ad hoc process, in order to achieve, among others, an extension of our debt maturities and/or a restructuring that equitizes certain of our indebtedness. However, we cannot provide assurance that we will be successful in completing a refinancing or restructuring of our existing indebtedness consensually or otherwise.

The uncertainties surrounding the duration and the outcome of the ongoing financial restructuring could have a negative effect on our working capital needs.

We can no longer obtain financing at normal market conditions and our needs must be entirely met by our own available funds. As of March 2, 2017, in light of the Group’s cash flow projections based on current operations and in the absence of any acceleration of the Group’s financial debt, as described below, the CGG board of directors judged that we had enough cash liquidity to fund our operations until at least December 31, 2017, provided that certain planned specific actions, which were subject to negotiation with other parties, were successfully implemented during the period. As of April 27, 2017, we had successfully implemented certain of such actions, namely the proactive management of vessel charter contract costs and the fleet ownership changes (see note 30 to our consolidated financial statements included herein). However, the other specific planned actions may not occur, which could reduce our liquidity. In addition, the uncertainties created by our financial situation may have a negative effect on our working capital needs. For example, our relationships with suppliers could deteriorate, as they could demand more restrictive payment terms. Further, our inability to obtain financing at normal market conditions adversely and materially affects our ability to fund additional working capital demands.

For further important risks related to our indebtedness and liquidity, see “Risks Related to Our Indebtedness” below.

RISKS RELATED TO OUR BUSINESS

Current economic uncertainty and the volatility of oil and natural gas prices could have a significant adverse effect on us.

Global market and economic conditions are uncertain and volatile. In recent periods, economic contractions and uncertainty have weakened demand for oil and natural gas while the introduction of new production capacities have increased supply, resulting in lower prices, and consequently a reduction in the levels of exploration for hydrocarbons and demand for our products and services. These developments have had a significant adverse effect on our business, revenue and liquidity. The price of Brent decreased from US$110.80 per barrel as of December 31, 2013 to US$57.33 per barrel as of December 31, 2014 to US$37.28 per barrel as of December 31, 2015 and rose to US$56.82 as of December 31, 2016. It is difficult to predict how long the current economic conditions and imbalance between supply and demand will persist, whether oil prices will remain at a low level, whether the current market conditions will deteriorate further, and which of our products and services may be adversely affected. Nonetheless, the reduction in demand for our products and services and the resulting pressure on pricing in our industry could continue to negatively affect our business, results of operations, financial condition and cash flows.

We have had in the past and may have in the future impairment losses as events or changes in circumstances occur that reduce the fair value of an asset below its book value. We may also have write-offs and non-recurring charges. For 2014, 2015 and 2016, such asset impairments, write-offs and non-recurring charges totaled US$939 million, US$1,177 million and US$184 million, respectively. These losses and changes could have a material adverse effect on our results of operations and financial condition.

Uncertainty about the general economic situation and/or the mid-term level of hydrocarbons prices has had and is likely to continue to have a significant adverse impact on the commercial performance and financial condition of many companies, which may affect some of our customers and suppliers. The current economic and oil industry climate may lead customers to cancel or delay orders or leave suppliers unable to provide goods and services as agreed. Our government clients may face budget deficits that prohibit them from funding proposed and existing projects or that cause them to exercise their right to terminate our contracts with little or no prior notice. If our suppliers, vendors, subcontractors or other counterparties are unable to perform their obligations to us or our customers, we may be required to provide additional services or make alternate arrangements on less favorable terms with other parties to ensure adequate performance and delivery of service to our customers.

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

In connection with the Geoscience Acquisition, we transferred our shallow water, ocean bottom cable and ocean bottom node activities to a company in which Fugro holds a 60% majority interest and we hold a minority interest. As a result, we no longer have full control over the management and operations of these activities. While we have certain customary rights with respect to certain key decisions relating to the joint venture’s activities, this is not the same as the right to determine the strategy and policies of this business. In addition, our shares in the joint venture company are subject to restrictions on transfer, as well as to Fugro’s right to require us to sell our shares in certain circumstances.

We may need to write down goodwill from our balance sheet.

We have been involved in a number of business combinations in the past, leading to the recognition of large amounts of goodwill on our balance sheet. Goodwill on our balance sheet totaled US$1,229 million as of

December 31, 2015 and US$1,223 millions of dollars as of December 31, 2016 due to exchange rate variations. Goodwill is allocated to cash generating units (“CGUs”) as described in note 11 to our consolidated financial statements for the year ended December 31, 2016. The recoverable amount of a CGU is estimated at each balance sheet date and is generally determined on the basis of a group-wide estimate of future cash flows expected from the CGU in question. The estimate takes into account, in particular, the removal from service of certain assets used in our business (such as decommissioning or coldstacking vessels), or change in purpose of a given asset (such as the use of a seismic vessel as a source-vessel), or any significant underperformance in cash generation relative to previously-expected results, which may arise, for example, from the underperformance of certain assets, a deterioration in industry conditions or a decline in the economic environment. At each balance sheet date, if we expect that a CGU’s recoverable amount will fall below the amount of capital employed recorded on the balance sheet, we may write down some value on given assets and/or the goodwill in part or in whole. Such a write-down would not in itself have an impact on cash flow, but could have a substantial negative impact on our operating income and net income, and as a result, on our shareholders’ equity and net debt/equity ratio. We wrote down US$415 million of goodwill in our marine acquisition activity as of December 31, 2014 as a result of the deterioration in market conditions. Furthermore, as of December 31, 2015, in response to the continuing deterioration of market conditions and the drastic reduction of our fleet, we wrote down US$365 million of goodwill in our marine acquisition activity and US$439 million of goodwill in our Geology, Geophysics & Reservoir (“GGR”) activity, for a total of US$804 million for 2015. In 2016, we did not write down any goodwill. The only movement in goodwill is linked to exchange rate variations. Particularly in light of our financial condition and difficult market dynamics, no assurance can be given that we will not be required to make future potentially significant goodwill write downs.

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

•

Any reduction in the economic value of such data will require us to write down its recorded value, which could have a material adverse effect on our results of operations. We wrote down the value of our multi-client data library by US$97 million in the year 2016.

Our results of operations may be significantly affected by currency fluctuations.

We derive a substantial portion of our revenues from international sales, subjecting us to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are mainly denominated in US dollars, and to a significantly lesser extent, in euros, Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner, British pounds and Chinese renminbi-yuan. Historically, a significant portion of our revenues that were invoiced in currencies other than US dollars related to contracts that were effectively priced in US dollars, as the US dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

Fluctuations in the exchange rate of other currencies, particularly the euro, against the U.S. dollar, have had in the past and will have in the future a significant effect upon our results of operations. We attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy. We cannot assure you that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of December 31, 2016, we estimate our annual fixed needs in euros to be approximately €400 million and as a result, an unfavorable variation of US$0.20 in the average yearly exchange rate between the US dollar and the euro would reduce our operating income and our shareholders’ equity by approximately US$80 million. See “— Market and Other Risks — We are exposed to exchange rates fluctuations.”

Our working capital needs are difficult to forecast and may vary significantly, which could result in additional financing requirements that we may not be able to meet on satisfactory terms, or at all.

It is difficult for us to predict with certainty our working capital needs. This difficulty is due primarily to working capital requirements related to the marine seismic acquisition business, multi-client projects and the development and introduction of new lines of geophysical equipment products. For example, under specific circumstances, we may have to extend the length of payment terms we grant to customers or may increase our inventories substantially. We may therefore be subject to significant and rapid increases in our working capital needs that we may have difficulty financing on satisfactory terms, or at all, due notably to limitations in our debt agreements or market conditions. See “— Risks Related to Our Financial Restructuring — The uncertainties surrounding the duration and the outcome of the ongoing financial restructuring could have a negative effect on our working capital needs.”

Our results of operations may be affected by fluctuations in fuel costs.

Our marine acquisition business, with the fleet described in Item 4 of this report incurs significant fuel costs, which were approximately US$50 million in 2016, compared to approximately US$96 million in 2015. Fuel costs can vary depending on the supply location, local regulations and the price of crude oil at a given time. Only a portion of this variation can be contractually charged to or negotiated with the client. We therefore estimate that, by reference to a resized fleet of five operational vessels an increase of 10% of the average annual price of crude oil could increase our fuel costs and have a maximum negative effect of less than US$5 million on our cash flow.

Our results of operations may be affected by the weight of intra-group production.

We dedicate a significant part of our production capacity to intra-group sales. For example, the Marine, Land and Multi-Physics Acquisition Business Lines may purchase Sercel equipment as well as acquire multi-client data, to be processed by the Subsurface Imaging Business Line. The relative size of our intra-group sales and our external sales has a significant impact both on our revenues and our operating results. With respect to intra-group sales, we capitalize only the direct production costs, and we treat the corresponding general and administrative costs as expenses in our income statement, which decreases operating profit for the period when the sales occur.

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

We have had losses in the past and there is no assurance we will be able to restore profitability in the coming years.

We have experienced losses in the past. In 2014, 2015 and 2016, we recorded a net loss attributable to shareholders of US$1,146.6 million, US$1,446.2 million and US$576.6million, respectively. There is no assurance that we will be able to restore profitability in the coming years.

We are exposed to commercial risk and counter-party risk.

Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. We seek to reduce commercial risk by monitoring our customer credit profile. In 2016, the

Group’s two most significant customers accounted for 6.7% and 6.4% of the Group’s consolidated revenues, compared with 5.0% and 4.9% in 2015 and 7.1% and 5.2% in 2014.

RISKS RELATED TO OUR INDUSTRY

The volume of our business depends on the level of capital expenditures by the oil and gas industry, and reductions in such expenditures may have a material adverse effect on our business.

Demand for our products and services has historically been dependent upon the level of capital expenditures by oil and gas companies for exploration, production and development activities. These expenditures are significantly influenced by oil and gas prices and by expectations regarding future hydrocarbon prices, which may fluctuate based on relatively minor changes in the supply of and demand for oil and gas, expectations regarding such changes and other factors beyond our control. Lower or volatile hydrocarbon prices tend to limit the demand for seismic services and products. In 2015 and 2016, oil and gas companies reduced their planned exploration and production spending due notably to falling oil prices, affecting demand for our products and services. We expect exploration and production spendings to remain at a low level in 2017, in the light of the uncertainties concerning the oil price recovery.

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

•	laws or regulations restricting the use of fossil fuels or taxing such fuels and governmental policies regarding atmospheric emissions and use of alternative energy;

•	technological developments increasing oil and gas extraction capacity or reducing costs;

•	levels of oil and gas production, changes in those levels and the estimated current and future level of excess production capacity;

•	the rate of depletion of existing oil and gas reserves and delays in the development of new reserves;

•	more appetite for onshore activities while offshore activities usually have a higher break-even level;

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

Most of our contracts are obtained through a competitive bidding process, which is standard for our industry. Competitive factors in recent years have included price, crew availability, technological expertise and reputation for quality, safety and dependability. While no single company competes with us in all of our segments, we are subject to intense competition in each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more crews than we do and have greater financial and other resources than we do. These and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and gas prices and production levels, as well as changes in government regulations. In addition, if geophysical service competitors increase their capacity (or do not reduce capacity if demand decreases), the excess supply in the seismic services market could apply further downward pressure on prices. The negative effects of the competitive environment in which we operate could have a material adverse effect on our results of operations.

We have taken significant measures to adapt our fleet to changes in the seismic market, and depending on the seismic market in the future, we may make further adjustments that could impose exceptional charges.

Our fleet of marine seismic acquisition vessels has evolved in the past mainly in reaction to changes in the seismic contractual market and our marine strategy. In February 2014, we announced our intention to reduce the fleet from 18 to 13 3D high-end vessels before the end of 2016 and decided in mid-2014 to accelerate the implementation of this plan to have it completed by the end of 2014. Consequently, we stopped operating the Symphony, the Princess, the Viking II and the Vantage in 2014. The Viking II and the Vantage were returned to their owner at the end of their leasing period. The Viking and the Geowave Voyager have been converted into source vessels.

In February 2015, as the market environment deteriorated further, we announced our intention to reduce our operated fleet from 13 to 11 3D high-end vessels. Then in November 2015, when we announced the next step of our Transformation Plan, we stated our objective to reduce our operated fleet to five vessels, principally dedicated to multi-client production. As of December 31, 2015, our operational fleet was composed of eight 3D high-capacity vessels (12 or more streamers), one source vessel and one 3D/2D lower capacity vessel. We ceased operating the CGG Alizé and the Geo Celtic in early 2016 and the Vision in fall 2016. As of December 31, 2016, the fleet was operating five high-end vessels as targeted. In April 2017, we carried out certain transactions in order to change the ownership structure of our marine fleet and restructure the related financial obligations under the Nordic credit facility related thereto. See “Item 4: Information on the Company — Recent developments — Fleet ownership changes” for more information.

Past fleet reductions have generated, and we expect that the current and any future reductions will generate, non-recurring charges and could hinder our operational scope in marine acquisition activity. Restructuring charges and fixed assets impairments related to fleet reduction amounted to US$288 million in 2015 and US$34 million in 2016.

We have high levels of fixed costs that are incurred regardless of our level of business activity, including in relation to bareboat charters.

We have high fixed costs and seismic data acquisition activities that require substantial capital expenditures and long-term contractual commitments. As a result, downtime or decreased productivity due to reduced demand, weather interruptions, equipment failures, permit delays or other circumstances that affect our ability to generate revenue could result in significant operating losses.

We have implemented our Transformation Plan in an effort to reduce our high fixed costs in light of the difficult market environment, with a focus on high value-added activities and a reduction of our fleet to five vessels principally dedicated to multi-client activity, as well as cost saving actions and a reduction in investments. However, we cannot assure you that this plan will be sufficient to respond to market pressures, which could have a material adverse effect on our results, financial position and prospects.

After the implementation of the Transformation Plan, we continue to operate certain of our marine acquisition vessels under long-term bareboat charters, which generate significant fixed costs that cannot easily be reduced during the term of the charters. In 2016, we operated six vessels until the fall and five vessels from October 2016 to December 2016 under bareboat charters for a fixed cost of US$77 million. As of December 31, 2016, the aggregate amount of our off balance sheet commitment for bareboat charters for our fleet was US$387.1 million. Of this amount, US$264.4 million corresponded to the five seismic vessels and the two source vessels operated in 2016 and beyond and US$100.4 million corresponded to vessels that we have already coldstacked. In 2017, we have taken steps to reduce our annual charter costs, as described in “Item 4: Information on the Company — Recent developments — Fleet ownership changes”. While we believe that these steps will make our marine acquisition activity more competitive, we will continue to have high levels of fixed costs in a market with historically low levels of demand and pricing, which could have a material adverse effect on our results, financial position and prospects.

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

Complying with the restrictions contained in some of these agreements requires us to meet certain ratios and tests, relating notably, to consolidated interest coverage and net indebtedness, and to maintain our liquidity at a certain level. See “— Our substantial debt adversely affects our financial health and poses risks to our liquidity” below. The requirement that we comply with these provisions may adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, sell assets, fund capital expenditures, or withstand a continuing or future downturn in our business.

Detailed information relating to our debt and the restrictions provided for in our borrowing agreements are set forth in note 13 to our 2016 consolidated financial statements included herein.

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

The deterioration of market conditions in 2016, which we expect to continue in 2017, has negatively affected our ability to respect the financial covenants in certain of our Credit Facilities and the Nordic credit facility. To face this situation, we obtained, in December 2016, consent from the requisite majority of lenders under (i) the French and US revolving facilities and (ii) the Nordic credit facility for the disapplication of the testing of the Total Leverage Ratio and the Interest Cover Ratio in respect of the Relevant Period ended on December 31, 2016 and we obtained a further consent from such lenders and the 2019 secured term loan lenders for the Relevant Period ended March 31, 2017.

Our French revolving facility and US revolving facility require that we meet a minimum liquidity amount (cash and cash equivalents plus certain undrawn credit facilities) of US$175 million. As of December 31, 2016, we had a total liquidity of US$539 million available. See “Risks Related to Our Financial Restructuring”.

We and our subsidiaries may incur additional debt.

We and our subsidiaries may incur additional debt (including secured debt) in the future. The terms of the indentures governing our Senior Notes and the agreements governing our Credit Facilities and our other existing senior indebtedness limit, but do not prohibit, us and our subsidiaries from doing so.

As of December 31, 2016, we had no long term confirmed and undrawn credit lines.

If new debt is added to our current debt levels, the related risks for us could intensify. See “Risks Related to Our Financial Restructuring” and “— Our substantial debt adversely affects our financial health and poses risks to our liquidity”.

To service and/or refinance our indebtedness and make capital expenditures, we require a significant amount of cash or will have to implement a debt restructuring plan, and our ability to generate cash or implement such plan will depend on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures, depends in part on our ability to generate cash in the future and our ability to implement a debt restructuring plan (see “Item 4: Information on the Company — Recent developments — Financial restructuring discussions”). This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In light of our 2016 fourth quarter results and given the challenging market conditions which persist, we expect 2017 operating results to be in line with 2016; however, we expect downward pressure on cash flow generation in 2017 compared to 2016. In this environment and given delays in market recovery, we do not expect our performance to generate sufficient cash flow to service our current level of debt over the years to come. Given the likelihood that we will be unable to satisfy our debt obligations through cash flow generation, if we cannot implement a debt restructuring plan, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability and the conditions under which we may borrow fund to refinance existing debt or finance our operations depend on many factors, including conditions in credit markets, perceptions of our business and the ratings attributed to us by rating agencies. We cannot assure you that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Any disruptions in the capital and credit markets could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness, including our ability to draw on our existing credit facilities or enter into new credit facilities. Banks that are party to our existing credit facilities may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. Furthermore, changes in the monetary policies of the US Federal Reserve and the European Central Bank may increase our financing costs and consequently adversely impact our ability to refinance our indebtedness.

Our substantial debt adversely affects our financial health and poses risks to our liquidity.

We have an amount of debt that we consider to be too high given the difficult market environment impacting our volume of business, which we expect to continue in 2017. We do not expect our performance to generate sufficient cash flow to service our current level of debt over the years to come. We have therefore commenced discussions with certain stakeholders from various jurisdictions in order to achieve a financial restructuring. The objective of this restructuring is to provide us with a level of indebtedness and cost of debt that is substantially reduced and sustainably adapted to our cash flows. See the risk factors above under the heading “Risks Related to Our Financial Restructuring.”

As of December 31, 2016, our net financial debt (which we define as gross financial debt less cash and cash equivalents) amounted to US$2,312 million out of a total capital employed of US$3,468 million, with US$2,850 million of gross financial debt (based on the closing exchange rate of US$1.0541 per euro), including €316 million related to the debt component, according to IFRS, of the convertible bonds due 2019 and 2020, and including US$36 million of bank overdrafts and accrued interest. As of December 31, 2016, our available financial resources amounted to US$443 million (including cash, cash equivalents and marketable securities and excluding trapped cash). As of that date, we had a debt reimbursable in cash or shares amounting to US$2,319 million, which corresponds to net financial debt less financial leases, and before IFRS accounting adjustments related to convertible bonds and issuing fees.

Our substantial debt could have important consequences. In particular, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures and other general corporate purposes;

•	limit our ability to plan for, or react to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt;

•	limit our ability to issue bonds and guarantees and entering into hedging contracts; and

•	increase the risk that a change in laws or regulations may materially impact us.

Our ability to service or refinance all or a portion of our indebtedness is currently limited. Moreover, continued difficult conditions in the markets where we operate or volatility in the financial markets could have a material adverse effect on our ability to otherwise fund our operational requirements. We cannot be certain that additional funds will be available if needed to make future investments in certain projects, take advantage of acquisitions or other opportunities or respond to competitive pressures. If additional funds are not available, or are not available on terms satisfactory to us, there could be a material adverse impact on our business and financial performance. As at December 31, 2016, the Group liquidity (cash and cash equivalents) was US$539 million.

In the context of a difficult market environment, which started for the seismic industry in the second semester of 2013 with a significant reduction of capital expenditures by our clients outside of North America and intensified with the sharp decline in oil prices since the fall of 2014, we confront a reduction in demand for our products and services and the resulting pricing pressure in our industry. In 2016, our operating income amounted to a loss of US$397 million, compared to an operating loss of US$1,158 million (or a gain of US$19 million, excluding depreciation of goodwill, assets and restructuring costs) for 2015. It is difficult to predict how long the current economic conditions and imbalance between supply and demand will persist, whether oil prices will remain at their current low levels, or whether current market conditions will deteriorate further.

Depending on the evolution of our financial performance and cash flow generation, as well as our financial restructuring negotiations, we may have to undertake alternative financing plans, including selling assets, reducing or delaying capital investments or other expenses, in addition to restructuring our debt. We cannot assure you that any assets will be able to be sold or, if sold, as to the timing of the sales or the amount of proceeds realized from those sales. Reductions in capital investments or other expenses could adversely affect our ability to generate future revenues. The outcome of our restructuring discussions is uncertain, and we may not be able to obtain alternative financing on acceptable terms or at all.

As of December 31, 2016, our financial debt consisted primarily of:

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

•	our US$300 million French revolving facility, of which €122 million and US$166 million were drawn as of December 31, 2016;

•	our US$165 million US revolving facility, of which US$165 million was drawn as of December 31, 2016;

•

our US$190 million Nordic credit facility, of which US$100 million was drawn under the US$100 million authorized revolving amount and US$90 million was outstanding under the term loan as of December 31, 2016;

•	US$339 million under the 2019 secured term loans; and

•	a total of US$5 million under various credit lines held by several of our subsidiaries.

The breakdown of our financial liabilities as of December 31, 2016 is presented in the table below:

	12/31/2016	N+1		N+2 to N+4		N+5 and >		Total
In millions of US$		Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Senior Notes & Convertible bonds	1,788	9	100	755	282	1,024	63	1,788	445
Bank borrowings	651	56	45	595	33	—	—	651	78
Financial leases	76	9	4	25	8	42	3	76	15
Banks overdrafts	—	—	—	—	—	—	—	—	—
Other financial debts	341	6	26	335	30	—	—	341	56
Derivative instruments	—	—	—	—	—	—	—	—	—
Cash	(539)	—	—	—	—	—	—	(539)	—

Total net financial liabilities	2,317	80	175	1,710	353	1,066	66	2,317	594

Note:	For the purposes of the table above, the various components of the financial debt are presented at their normal maturities even though these debts — except finance lease debt — are presented entirely as current due to the application of IAS 1 (see note 13 to our consolidated financial statements, included elsewhere in this document).
•	Excluding accrued interest, IFRS adjustments and issue premium.

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

Net exposure to interest rate risk before and after hedging:

The following table shows our variable interest rate exposure by maturity as of December 31, 2016.

	Financial assets(*)		Financial liabilities(*)		Net position before hedging		Off-balance sheet position		Net position after hedging
12.31.2016	(a)		(b)		(c) = (a) - (b)		(d)		(e) = (c) + (d)
In millions US$	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate
Overnight to 1 year	136	267	52	29	84	238	—	—	(84)	238
1 to 2 years	16	1	174	807	(158)	(806)	—	—	(158)	(806)
3 to 5 years	—	—	1,794	—	(1,794)	—	—	—	(1,794)	—
More than 5 years	—	—	1	—	(1)	—	—	—	(1)	—

Total	152	268	2,021	836	(1,869)	(568)	—	—	(1,869)	(568)

Note:	For the purposes of the table above, the various components of the financial debt are presented at their normal maturities even though these debts — except finance lease debt — are presented entirely as current due to the application of IAS 1 (see note 13 to our consolidated financial statements, included elsewhere in this document).
(*)	Excluding bank overdrafts, accrued interest, IFRS adjustments and issue premium.

As of December 31, 2016, our variable-rate assets (net of liabilities) maturing in less than one year totaled US$238 million.

The following table shows our variable interest rate exposure on our financial assets and liabilities as of December 31, 2016:

	12.31.2016
(In millions of US$)	Impact on result before tax	Impact on shareholders’ equity before tax
Impact of an interest rate variation of +1%	(5.7)	(5.7)
Impact of an interest rate variation of -1%	5.7	5.7

Our variable interest rate indebtedness carried an average interest rate of 5.1% in 2016, and our investments and other financial assets earned interest at an average rate of 0.8%.

MARKET AND OTHER RISKS

We are exposed to exchange rates fluctuations.

Our financial debt is partly denominated in euro and converted in US dollars at the closing exchange rate. As of December 31, 2016, our US$2,312 million of net debt included a part of debt denominated in euro of €862 million based on the closing exchange rate of US$1.0541.

From one year end closing to another, a variation of US$0.10 in the closing exchange rate between the US dollar and the euro would impact our net debt by approximately US$86 million.

The following table shows our exchange rate exposure as of December 31, 2016:

12.31.2016
	Assets	Liabilities	Currency commitments	Net position before hedging	Off-balance sheet positions	Net position after hedging
(Converted in millions of US$)	(a)	(b)	(c)	(d) = (a) – (b) ± (c)	(e)	(f) = (d) + (e)
US$(1)	1,794.5	1,853.8	—	(59.3)	0.0	(59.3)

(1)	US$-denominated assets and liabilities in the entities whose functional currency is the euro.

12.31.2016
	Assets	Liabilities	Currency commitments	Net position before hedging	Off-balance sheet positions	Net position after hedging
(In millions of US$)	(a)	(b)	(c)	(d) = (a) – (b) ± (c)	(e)	(f) = (d) + (e)
EUR(1)	45.0	107.7	—	(62.7)		(62.7)

(1)     Euro-denominated assets and liabilities in the entities whose functional currency is the US$.

Our net foreign-exchange exposure is principally linked to the euro. We seek to reduce our foreign-exchange position by selling the future receivables surplus over euro costs of our Equipment division as soon as they enter the backlog and taking out dollar-denominated loans supported by long-term assets. Although we attempt to reduce the risks associated with exchange rate fluctuations, we cannot assure you that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. Our annual fixed expenses in euros are equal to approximately €400 million and as a consequence, an unfavorable variation of US$0.20 in the average yearly exchange rate between the US dollar and the euro would reduce our operating income and our shareholders’ equity by approximately US$80 million.

Sensitivity Analysis Table

Impact of US$ variation in expenses in euros

	Impact on result before taxes		Impact on shareholders’ equity before taxes
	Increase of 20 cents	Decrease of 20 cents	Increase of 20 cents	Decrease of 20 cents
In millions of US$	80	(80)	80	(80)

Total	80	(80)	80	(80)

We monitor our balance sheet exposure by maintaining a balance between our assets and liabilities denominated in foreign currencies and adjusting any discrepancies through either spot sales or capital operations.

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

As of December 31, 2016, we owned 25,000 of our own shares with a balance sheet value at CGG SA’s level of €0.4 million (US$0.4 million). Those shares are not valued in the consolidated financial statements of the Group.

Our investment policy does not authorize short term investment in the equities of other companies.

The fair value of the own shares as of December 31, 2016 is as follows:

12.31.2016	At fair value		Available for sales	Held to maturity	Derivatives	Total
Shares	US$	0.4 million	—	—	—	US$	0.4 million

Total	US$	0.4 million	—	—	—	US$	0.4 million

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

Organization

As of December, 31, 2016, CGG was organized in eight Business Lines, as follows:

•	Equipment (which includes all the Sercel business entities or trademarks, such as Metrolog, GRC and De Regt);

•	Marine Acquisition;

•	Land Acquisition (including Land Electromagnetics and General Geophysics);

•	Multi-Physics;

•	Multi-Client and New Ventures;

•	Subsurface Imaging;

•	GeoSoftware (including the software sales and development of Jason and Hampson-Russell); and

•	GeoConsulting (including the consulting activities of Jason and Hampson-Russell combined with the consulting and geologic library business of Robertson, as well as Data Management Services).

These activities are organized into four segments for financial reporting purposes since September 1, 2015: (i) Equipment, (ii) Contractual Data Acquisition (which includes Marine Acquisition, Land Acquisition and Multi-Physics) and (iii) GGR (which includes Multi-Client and New Ventures, Subsurface Imaging, GeoSoftware and GeoConsulting). In addition, we have a fourth segment for financial reporting purposes, Non-Operated Resources, which comprises the costs of our non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provision for onerous contracts).

We believe that these eight Business Lines allow us to cover the spectrum from exploration to production, giving us more opportunities to create value for our shareholders, customers and partners.

Our six Corporate functions, at the Group level, ensure a global transverse approach and provide support across all activities: (i) the Finance Function, (ii) the Human Resources Function, (iii) the Global Operational Excellence/Internal Audit/Risk Management, Health, Safety and Environment & Sustainable Development Function, (iv) the General Secretary, (v) the Geomarkets, Sales and Marketing Function and (vi) the Technology Function.

Our two Group Departments are, respectively, in charge of (i) Communication and (ii) Investor Relations.

Recent developments

Financial restructuring discussions

On January 5, 2017 and March 3, 2017, we communicated that with a market environment expected to remain similar in 2017 to 2016 and continuing to weigh on our revenues, we consider that our debt level is too high. We do not expect our performance to generate sufficient cash flow to service our current level of debt over the years to come. We have therefore commenced discussions with certain stakeholders from various jurisdictions in order to achieve a financial restructuring. The objective of this restructuring is to provide us with a level of indebtedness and cost of debt that is substantially reduced and sustainably adapted to our cash flows.

The proposed debt reduction would involve the conversion of unsecured debt into equity and the extension of the secured debt maturities. The President of the Commercial Court of Paris (Tribunal de Commerce de Paris) on February 27, 2017 appointed a ‘mandataire ad hoc’ (a French facilitator for creditor negotiations) in order to facilitate the discussions in a manner intended to respect the best interests of all of our stakeholders. We had previously received the requisite consent from our creditors to permit such appointment.

At the date of this report, the negotiations are ongoing. No assurance can be given as to the outcome of the discussions, any such restructuring and its implementation.

If our ongoing negotiations with our stakeholders, including its creditors, result in an agreed restructuring that equitizes certain of our indebtedness, our common shareholders would experience significant dilution. In the absence of such an agreed restructuring, we have a significant amount of indebtedness that is senior to our existing common shares in our capital structure, and we may seek bankruptcy court protection under a sauvegarde proceeding in France and/or Chapter 11 or Chapter 15 proceedings in the United States and/or proceedings elsewhere.

Reclassification of financial debt as a current liability

Having carefully analyzed the situation as of December 31, 2016 and March 2, 2017 in the light of IAS 1 § 69, 74 and 75, and considering reasonable assumptions on the progress of the negotiations on its financial restructuring, CGG concluded that leaving its secured financial debt as a non-current liability was the appropriate accounting treatment for the financial statements authorized for issue by the Board of Directors as of March 2, 2017.

Considering the progress of the negotiations of the financial restructuring of the company and the timeline of the options contemplated, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the financial statements authorized for issue by the Board of Directors on April 27, 2017. This pure accounting reclassification does not question the going concern assumption, comforted by the main actions plans successfully implemented as of April 27, 2017 and does not make immediately payable (as CGG has not breached its financial covenants) the US$2,682.0 million of financial debt classified as current liability nor does it reduces its maturity below 12 months.

Fleet ownership changes

In April 2017, we entered into agreements with Eidesvik Shipping AS (“Eidesvik”), the lenders under our Nordic credit facility and the lenders under the credit facilities of Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Seismic Vessels AS (“OSV”) in order to change the ownership structure of our marine fleet and restructure the related financial obligations under the Nordic credit facility related thereto (the “Marine Fleet Restructuring”). Under the new arrangements, Global Seismic Shipping AS (“GSS”), a company organized under the laws of Norway and 50% owned by us (through our subsidiary, Exploration Investment Resources II AS) and 50% owned by Eidesvik, holds (i) CGG Geo Vessels AS (to be renamed Geo Vessels AS), our former wholly-owned subsidiary, which owns the five previously cold-stacked vessels (Geo Coral (having been re-rigged), Geo

Caribbean, Geo Celtic, CGG Alizé and Oceanic Challenger), and (ii) ESV and OSV (in which we previously held direct 49% stakes), which respectively own the Oceanic Vega and Oceanic Sirius (together, the “X-bow Vessels”). GSS is not a subsidiary of CGG.

As part of the Marine Fleet Restructuring, the charter agreements for the X-bow Vessels were amended to, among other things, reduce the charter day-rate to a rate in line with the prevailing market rate in exchange for an extension of the charter agreements and certain payment obligations to ESV and OSV, which we settled through the Marine Fleet Restructuring. Through our subsidiary, CGG Services SAS, we continue to charter the X-bow Vessels from ESV and OSV, respectively, under the amended charter agreements. The obligations of CGG Services SAS under the amended charter agreements are subject to parent guarantees provided by us in favor of ESV and OSV.

The Marine Fleet Restructuring has also allowed us to complete the termination of the charter relating to the vessel Viking Vanquish, which had been cold-stacked, in exchange for a cash payment of a settlement amount to Eidesvik.

In addition, through CGG Services SAS, we also entered into an umbrella agreement with Geo Vessels AS to further reduce our charter costs, mainly through the re-profiling of the reimbursement schedule of the debt related to the vessels, together with an extension of the vessel employment commitments to ten years through charters of a duration of no more than 12 months. We provided a parent guarantee in respect of the obligations of CGG Services SAS (and any of our subsidiaries which enters into a charter under the umbrella agreement) under such umbrella agreement and bareboat charters thereunder. Under the umbrella agreement, we have begun to charter the Geo Coral from April 20, 2017. Furthermore, once the charters of the other vessels that we operate expire, we will charter the Geo Caribbean and the Geo Celtic from Geo Vessels in order to maintain an operated fleet of five 3D high-capacity seismic vessels (including the X-bow Vessels).

In connection with the Marine Fleet Restructuring, Geo Vessels AS continues to be the borrower of the loan outstanding under our Nordic credit facility. The removal of Geo Vessels AS from our consolidated perimeter is expected to result in a reduction of the gross debt of the Group by US$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017. We expect that the Marine Fleet Restructuring will further improve our competitiveness through the reduction of the charter day-rate for the X-bow Vessels and the 3D high-capacity seismic vessels and increase our cost-savings due to the reduction of charter liabilities of certain non-operated vessels and the externalization of cold-stacking costs, thus improving our liquidity in the short- and medium-term.

Proactive management of vessel charter costs

In addition to the Marine Fleet Restructuring, on January 20, 2017, we issued US$58.6 million in aggregate principal amount of our 6.50% Senior Notes due 2021 to the relevant charter counterparties to reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels, namely the Pacific Finder, the Oceanic Phoenix, and the Viking Vanquish. On March 13, 2017, we also issued US$12.1 million in aggregate principal amount of our 6.50% Senior Notes due 2021 to the relevant charter counterparty to reduce the cash burden of the charter agreement in respect of the Oceanic Champion, an active seismic vessel.

Redelivery of the vessel Pacific Finder to her owner

On March 7, 2017, the seismic vessel Pacific Finder was returned to her owner, PT Swire Altus Shipping.

Our Strategy

We intend to continue to provide leading geological, geophysical and reservoir solutions and services to our broad base of customers primarily from the global oil and gas industry. Our goal is to capitalize on innovative opportunities resulting from the application of new technologies in every sector of the oil and gas business — from exploration to production and reservoir management — and from the worldwide presence of our three complementary business segments: Equipment, Contractual Data Acquisition, and GGR.

To achieve this objective, we have adopted the following strategies:

Rebalance our profile towards more profitable and less capital intensive businesses

Our Contractual Data Acquisition businesses, which are cyclical, highly capital-intensive and have generated lower profitability in recent years, have been very significantly downsized with respect to marine operations. We position the Acquisition businesses more on the high-end of the market, where technological differentiation is a critical factor, in order to increase profitability. This also increases the relative weight of the Equipment and GGR segments’ contributions to Group results, which we believe will increase our overall profitability, reduce the volatility of our earnings and improve our cash generation.

The capacity of our Marine Data Acquisition business was reduced as our operated fleet decreased from eleven to five 3D mid/high capacity vessels at the end of the first quarter of 2016, which led to a further reduction in fixed costs and capital expenditure. We have mostly repositioned our fleet towards the production of multi-client studies that are sufficiently pre-funded (at above 70%), which means operating five 3D vessels for the next years. The marine seismic acquisition activity and its high-end broadband capabilities will therefore be mainly a high technological tool for the acquisition of multi-client high-quality data.

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

Improve our operational efficiency, profitability and cash generation

In line with what has been achieved over the last three years as a result of the performance plan that we launched at the end of 2013, we intend to continue our tight cost control, maintain a low level of general and administrative expenses and, more generally, reduce our fixed cost base. We expect notably to reduce our break-even point in line with the right-sizing of our Contractual Data Acquisition businesses and particularly our marine assets.

We will also continue to maintain a strong focus on operational performance and on cash generation through tight monitoring of working capital and capital expenditure.

Focus on growth areas

We intend to focus on developing our technological capabilities in emerging markets for geoscience-related services, including reservoir appraisal and production monitoring. We also believe that we have unique experience and expertise in very dense and productive seismic acquisition projects, such as high channel count land crews in the Middle East and full azimuth high resolution offshore surveys in the Gulf of Mexico, and have unique capabilities to partner with customers to develop customized solutions to address specific geophysical & geological challenges, as demonstrated by the recent development of our TopSeis acquisition technology. Furthermore, we believe our geographic footprint in various different geologies will allow us to respond to the growing demand for all kinds of seismic imaging and reservoir solutions.

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

Given the growing importance of geophysics in reservoir characterization, and the strong reputation of Jason and Robertson, we intend to further develop the synergies between our leading network of 31 data processing centers. We pursue continuous innovation to allow for increased integration of data processing into reservoir studies, which will provide enhanced reservoir knowledge and allow for improved exploitation. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated solutions.

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

We plan as well to develop reservoir interpretative solutions, notably through our two Business Lines, GeoSoftware and GeoConsulting, within our GGR segment. GeoSoftware is the worldwide leader in advanced seismic reservoir characterization technology. It brings together CGG’s commercial software, including Jason and Hampson-Russell, and the associated sales, marketing and product services, such as training, product support and product mentoring. GeoConsulting is a full-spectrum geological and geophysical consulting services organization. In addition to our seismic reservoir characterization services, GeoConsulting offers our unique line of Robertson geoscience consulting services and multi-client products, including a full range of geological, petroleum engineering and economic disciplines. It also contains NPA Satellite Mapping, a full range of Data Management Services such as Diskos (Norwegian petroleum database), and the global training services relating to GeoConsulting.

We expect to extend cross-divisional strengths within our organization and to leverage our relationships with external partners. We signed a technology alliance with Halliburton to develop next-generation geoscience workflows and we set up a joint venture with Wood Mackenzie (EV²) to provide a value modelling tool for undiscovered reserves, both in 2015.

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

During the last year, Marine has developed a portfolio of broadband technologies: CGG’s BroadSeis solution delivers the most detailed high-resolution subsurface images with the best low frequencies from a combination of advanced equipment, proprietary variable-depth streamer profiles and innovative deghosting and imaging technology. As a consequence of the unique, streamer configuration, BroadSeis is able to deliver the deepest tow in the industry, up to 50 meters. Combining this with the exceptional low-noise characteristics of Sentinel solid streamers delivers the lowest frequencies with the best signal to noise ratio available. BroadSource, our synchronized multi-level broadband source complements BroadSeis by removing the source ghost notch and extending the high frequencies so that over 6 octaves of data (2.5-200Hz) are recorded.

TopSeis is a next-generation marine towed-streamer acquisition solution, delivering a step-change in imaging for shallow to intermediate depth targets by providing massively increased near-offset coverage from a split spread with zero offsets. It is the latest addition to our broadband portfolio and is the most recent outcome from over eight years of technical collaboration between CGG and Lundin Norway AS.

We believe that demand for geophysical services will continue to be driven in part by the development of new technologies. The industry is increasingly demanding clearer seismic imaging and better visibility, particularly in complex geologies. We expect multi-azimuth, wide azimuth, multi-component (3C/4C) surveys and time-lapse (4D) surveys to become increasingly important for new production-related applications, particularly in the marine sector, and expect specialized recording equipment for difficult terrain to become more important in land seismic data acquisition, particularly in transition zones, shallow water and arctic areas. We believe that to remain competitive, geophysical services companies will need to combine advanced data acquisition technology with consistently improving processing capacity in order to further reduce delivery times for seismic services.

Our strategy is to continue our high level of investment in research and development to reinforce our technological leadership. We also intend to take advantage of our full range of integrated geoscience services to enhance our position as a market leader in:

•	manufacturing of land, marine and subsea data acquisition equipment;

•	innovative acquisition systems and services (Marine, Land, Airborne);

•	seismic imaging and reservoir services.

Emphasize client service

We believe it is important to operate in close proximity to our clients to develop a better understanding of their individual needs and to add measurable value to their business processes. We respond to these needs by creating new products or product enhancements that improve the quality of data and reduce the data delivery time to clients. We believe that our regional multi-client and dedicated data processing centers in our clients’ offices provide us with an advantage in identifying contract opportunities, optimizing service to clients and developing products responsive to new market demands, such as seismic techniques applied to reservoir management. We believe that we are well positioned to benefit from the industry trend towards increased outsourcing. This trend is leading oil and gas companies to place greater emphasis on relationships and service quality (including health, safety and protection of the environment) in their selection of third party service providers, including geophysical services providers. The last Kimberlite independent survey ranked CGG first 1 in almost all criteria.

Provide integrated services

We are committed to providing clients with a full array of seismic data services, from acquisition and processing to data interpretation and management. We believe that integration of compatible technology and equipment increases the accuracy of data acquisition and processing, enhances the quality of our client service and thereby improves productivity in oil and gas exploration and production. Our clients increasingly seek integrated solutions to better evaluate known reserves and improve the ratio of recoverable hydrocarbons from producing fields. We are continuing to develop our ability to provide geoscience solutions through a combination of various exploration and production services, including reservoir characterization and interpretation of well information.

Develop well-positioned data libraries

We strive to develop large contiguous multi-client libraries located in key basins leveraging the Group technology portfolio. Historically, our libraries have been focused in the Deepwater US Gulf of Mexico, pre-salt

Brazil and the Central Graben of the UK North Sea. We look for opportunities to design new libraries in areas where we can apply geologically appropriate advanced technology to develop a large position, such as our recent entry in Norway’s North Viking Graben. In the US Gulf of Mexico, our StagSeis multi-client coverage of more than 20,000 square kilometers, provides unrivalled full wide-azimuth and long offsets, designed to illuminate complex subsalt geologies. CGG’s multi-client business is uniquely advantaged due to the advanced processing and reservoir analysis capabilities of our SIR business when designing new surveys. A prime example is our 38,000 square kilometers survey in the newly opened Deepwater Perdido area of Mexico, where we are using the latest SIR technology to reprocess recent vintage seismic data into a state of the art product. In keeping with our strategy to expand our current libraries, this product is a large seamless extension of our US Gulf of Mexico footprint.

Onshore, our land library business offers excellent potential in North America, particularly in the new oil plays of West Texas (Permian and Delaware basins) and Oklahoma (SCOOP and STACK plays) where we have invested significantly during 2016. There is also significant customer interest in our recent large surveys aimed toward unconventional gas plays in the Haynesville (Louisiana) and the Marcellus (Pennsylvania) and we expect those to contribute to our revenue growth.

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

Following the Geoscience Acquisition, we are now organized in three operational segments, including the GGR segment, which is fully dedicated to the development of reservoir software, services and applications. Through GeoSoftware, we intend to further improve our products and services, provide our customers with a better understanding of their reservoirs and deliver unsurpassed expertise to optimize our customers’ decision-making. Through GeoConsulting, we intend to further enhance our geological and geophysical multi-client products and reports, and expand our high-end consulting services across the exploration and production value chain.

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

During the second part of 2014, after Saudi Arabia decided to maintain its market share and let supply and demand set the market price, oil prices fell sharply and quickly. In the space of six months, the Brent oil price fell by 59% from US$115 per barrel to US$47 per barrel. This severe reduction had a large impact on the 2015 budgets that oil and gas companies were in the process of preparing, and consequently exploration and production spending for 2015 decreased by 23%, with a similar trend for seismic. In 2016, the fall in crude oil prices in the second half of 2015 has led to the oil companies to reduce by 23% exploration and production investments. For 2017, these investments should slightly increase by circa 3-5% driven by North American spending, outside North America spending could slightly decrease. After strong decline in prices all along the oil services chain, the oil price stability will be a key element for oil companies to move along in their investments.

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

•

Client demand is changing as clients use geophysical data in new ways. The geological and geophysical challenges they face require new geoscience solutions. From the very early exploration phase to the optimization of existing reservoirs, and throughout the entire development and production cycle, the demand for improved understanding of complex subsurface structure is increasing. This requires higher technology content, higher resolution, better illumination, and overall better imaging. In such a market environment, the CGG Group, with its assets, expertise, people and track record, is now firmly established on the three solid technological pillars represented by its Equipment, high-end Contractual Data Acquisition and GGR business segments. We benefit from the unique scope of our geoscience activities, the unrivalled expertise of our imaging teams, our modern worldwide fleet of recently built, high-capacity vessels, the cutting-edge leadership of Sercel on the Equipment market, and our strong commercial positions in key multi-client areas. We believe we are therefore well positioned to capitalize on our unique integrated portfolio and to meet our customers’ needs for innovative products and services and for global solutions, as achieved recently with BroadSeis and StagSeis, with Sercel’s 508XT land acquisition system and now with TopSeis unique Marine acquisition solution.

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

Business overview

The following is an overview of the business activities of our Equipment, Contractual Data Acquisition and GGR business segments. Our views regarding the state of the market in 2016 and the outlook for 2017 are “forward-looking statements,” based upon information available to us on the date of this annual report and are subject to risks and uncertainties that may change at any time.

Operating Revenues Data

Revenues by Activity

The following table sets forth our consolidated operating revenues by activity in millions of dollars, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2016	2015	2014 (restated(1))
	MUS$	MUS$	MUS$
Marine Contractual Data Acquisition	133	439	778
Land and Multi-Physics Acquisition	105	177	279
Contractual Data Acquisition segment revenues	238	616	1,057
Multi-client Data	383	546	687
Subsurface Imaging and Reservoir	401	562	697
Geology, Geophysics & Reservoir segment revenues	784	1,108	1,384
Equipment segment revenues	255	437	802
Eliminated revenues and others	(81)	(60)	(148)
Total operating revenues	1,196	2,101	3,095

Note:
(1)	Restated to reflect the new financial reporting as disclosed in note 19 to our consolidated financial statements.

Revenues by Region (by location of customers)

The following table sets forth our consolidated operating revenues by region in millions of dollars, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	2016		2015		2014
	MUS$	%	MUS$	%	MUS$	%
North America	357	30%	528	25%	782	25%
Central and South Americas	170	14%	233	11%	366	12%
Europe, Africa and Middle East	482	40%	876	42%	1,298	42%
Asia Pacific	187	16%	464	22%	649	21%
Total operating revenues	1,196	100%	2,101	100%	3,095	100%

The Group’s clients can be broadly categorized as national oil companies, international oil companies (the “Majors”) and independent companies. In 2016, our top two clients represented respectively 6.7% and 6.4% of consolidated revenues, respectively.

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

In 2016, CGG changed the rules of its group reporting in order to give an accurate representation of the profitability of marine exclusive contracts, and of the costs and capital employed of Multi-client. The total revenues reported in 2015 and 2016 are therefore not directly comparable.

Total revenues of the “Contractual Data Acquisition” segment amounted to US$238 million in 2016.

Marine Data Acquisition Business Line

Overview

Thanks to the fleet described below, CGG provides complete range of marine seismic 2D and 3D services, focusing on the Gulf of Mexico, the North Sea, West Africa and Brazil, as well as the Asia Pacific region. CGG also delivers marine seismic contract data acquisition in “frontier” areas.

Activity description

Marine seismic surveys are conducted through the deployment of submersible cables (streamers) and acoustic sources (airguns) from specialized vessels. These streamers are up to 12 kilometers long and carry hydrophone groups normally spaced 12.5 meters apart along the length of the streamer. The recording capacity of a vessel is dependent upon the number of streamers she tows and the number of acoustic sources she carries, as well as the configuration of her data recording system. By increasing the number of streamers and acoustic sources used, a vessel can perform surveys more rapidly and efficiently and acquire better resolution data.

The commercial business model of this business line consists of working on an exclusive contractual basis with the client. The contract generally stipulates that we shall be paid according to a fixed rate, such as a daily fee or a fee per square kilometer acquired. The contract may protect us against operational elements beyond our control, such as bad weather or interference from other activities carried out in the oil field. The client owns the acquired data and pays us on the agreed basis. Our operating income from this activity is the difference between the cost to us and the final price of the survey.

Group’s fleet of seismic vessels

On December 31, 2016, our operated fleet consisted of five 3D high capacity vessels (12 or more streamers), and two source vessels, down from 8 vessels at the end of 2015 as a result of our fleet reduction plan. This capacity is mainly dedicated to Multi-Client production (on average two-thirds).

All 3D high capacity vessels are equipped with Sentinel solid streamers, which provide several advantages over other industry streamers, such as acquiring surveys in tougher sea conditions, improving the frequency content and improving signal-to-noise ratio of the recorded data, and minimizing environmental impacts. All our vessels can deploy our broadband marine solutions, which combine industry-leading equipment, unique variable depth streamer acquisition techniques and proprietary deghosting and imaging technology. At the end of 2016, 100% of our fleet was also capable of deploying BroadSource, which, combined with BroadSeis, provides the ultimate in broad-bandwidth, ghost-free seismic data, achieving a bandwidth of 2-200 Hz. QuietSea, the most advanced passive acoustic monitoring (PAM) system designed to detect the presence of marine mammals during seismic operations, which enables superior performance in minimizing environmental impact, also equips two vessels.

In connection with the fleet downsizing plans initiated in 2014 and our adaptation to market conditions which remain extremely difficult, the following measures were taken during the year 2016:

•	The CGG Alizé and Geo Celtic halted operations in February 2016.

•	The Pacific Finder has been used as a source and halted operations in April 2016.

•	The Viking Vision halted operations in January 2016 and was returned to its owner in October 2016.

•	The Geowave Voyager was used as a source and a crew boat and halted operations in September 2016.

Maritime management of the operated fleet

On December 31, 2016, in the current state of the downsizing plan, our operated seismic fleet (Oceanic Sirius, Oceanic Vega, Geo Caspian, Oceanic Endeavour and Oceanic Champion, which can deploy 14 or more streamers simultaneously) was managed by our joint venture ship managers CGG Eidesvik Ship Management AS which manages the majority of the fleet (80%) and by Volstad which manages one vessel (20%).

On June 13, 2016, CGG bought all the shares of GeofieLD Ship Management Services SAS, which was renamed on the same date as Geo Ship Management Services SAS. The GeofieLD ship management contracts for Geo Celtic, Geo Caribbean, Geo Coral, Oceanic Phoenix, CGG Alizé and Oceanic Challenger were terminated on June 14, and the management of these vessels in layup mode was contracted to O5 Marine, as layup manager. On December 8, 2016, the Geo Coral layup management contract was transferred to CGG Eidesvik Ship Management AS.

Bourbon Offshore operates six support and chase vessels (ancillary services including refueling, food and equipment delivery, crew change, storage, assistance and support during in-sea maintenance operations, protection of streamers from interactions with third party vessels and fishing devices), designed specifically for CGG, chartered individually for a minimum period of five years since their initial progressive deployment between 2013 and 2014.

Ownership status of the fleet

At December 31, 2016, we owned the Oceanic Challenger, Geowave Voyager, Geo Coral, Geo Caribbean, Geo Celtic, CGG Alizé, co-owned two ships (Oceanic Sirius and Oceanic Vega) at 49% and operated the rest of our fleet under charter agreements.

The following table provides certain information concerning the seismic vessels operated by us or cold stacked as of December 31, 2016.

Vessel name	Year built	Year upgraded	Year joined fleet	Time charter / Bareboat expiry	Extension options	2D/3D	Maximum no. of streamers(1)	Vessel length (m)
Operated vessels

Oceanic Champion	1994	2012	2009	June 2020	n.a.	3D	14	107
Oceanic Endeavour	2007	2011	2009	April 2018	2 × 5 years	3D	16	92
Oceanic Vega	2010	n.a.	2010	July 2022	4 × 5 years	3D	20	106
Oceanic Sirius	2011	n.a.	2011	October 2023	4 × 5 years	3D	20	106
Geo Caspian	2010	n.a.	2013	February 2018	5 × 1 or 2 year(s)(3)	3D	16	108

Cold stacked vessels

Geowave Voyager	2005	2009	2009	Owned	n.a.	3D	12	83
Pacific Finder(2)(4)	2011	n.a.	2011	March 2019	1 × 8 years	3D/2D	4	68
CGG Alizé	1999	n.a.	1999	Owned	n.a.	3D	16	101
Geo Celtic	2007	n.a.	2013	Owned	n.a.	3D	12	101
Oceanic Phoenix	2000	2011	2009	March 2019	10 × 1 year	3D	14	101
Geo Caribbean	2008	n.a.	2013	Owned	n.a.	3D	14	101
Oceanic Challenger	2000	2005	2005	Owned	n.a.	3D	12	91
Geo Coral	2010	n.a.	2013	Owned	n.a.	3D	16	108
Viking Vanquish(2)	1999	2007	2007	November 2020	n.a.	3D	12	93

(1)	Tow points.
(2)	Includes a purchase option.
(3)

The extension of the charter for one year has been obtained in exchange for a strong decrease in the charter’s costs and an important flexibility allowing us to suspend the charter for a maximum period of three months or to earlier terminate the charter at anytime during this year.

(4)	Please refer to “Item 4: Information on the Company — Recent Developments”.

As of December 31, 2016, the Geo Caspian was the only vessel under time charter. The other vessels were either fully owned or hired under bareboat charter. Among those under bareboat charter, the Oceanic Sirius and the Oceanic Vega were, as of the same date, co-owned within Oceanic Seismic Vessels AS and Eidesvik Seismic Vessels AS, respectively.

In the first quarter of 2017, we entered into agreements with the owners of (i) three of our cold-stacked seismic vessels (the Pacific Finder, the Oceanic Phoenix and the Viking Vanquish) and (ii) one of our active seismic vessels (the Oceanic Champion) in order to reduce the cash burdens under the charter agreements in respect of such vessels. In exchange for a reduction of the cash burden under such charter agreements, we issued 6.50% Senior Notes due 2021 in an aggregate principal amount of (i) US$58.6 million to the relevant charter counterparties of the three cold-stacked vessels in January 2017 and (ii) US$12.1 million to the relevant charter counterparty of the active vessel in March 2017. Following such issuances, the outstanding aggregate principal amount of our 6.50% Senior Notes due 2021 outstanding as of the date of this annual report was US$675.6 million.

In April 2017, we carried out certain transactions in order to change the ownership structure of our marine fleet and restructure the related financial obligations under the Nordic credit facility related thereto. See “— Recent developments — Fleet ownership changes” for more information.

Competition and market

Four companies (CGG, PGS, WesternGeco and Polarcus) comprised 80% of the 3D marine market at the end of 2016.

The contraction in demand in the marine seismic acquisition market observed since 2014 continued in 2016 as a result of persisting low oil prices and the budget constraints of oil and gas companies. The imbalance between supply and demand observed in 2015 continued in 2016, despite the continued process of stacking, temporarily or permanently, and derigging of seismic vessels by most of the players. The low price levels observed in 2015 were sustained throughout 2016, and the lower fleet activity rates of 2015 similarly continued.

Total revenues of the Marine Contractual Data Acquisition Business Line amounted to US$133 million in 2016, representing 56% of the total production of the “Contractual Data Acquisition” segment.

51% of our 3D fleet’s utilization was dedicated to exclusive marine acquisition contracts. 49% was dedicated to acquiring multi-client surveys.

2017 outlook

In 2016, we stabilized the size of our fleet at five vessels to adjust to the soft market conditions by retaining only our most high-end and recent vessels and leveraged our geographical positioning to minimize transits.

The Transformation Plan and cost saving initiatives at all levels of the organization continued in 2016, which allowed a significant reduction of our operational fixed costs and industrial investments.

The roadmap of our Marine Acquisition business is to continue the operational cost reduction linked to the implementation of the new maritime ownership set up and improvements of fleet performance in order to weather the persisting soft market conditions, while optimizing fleet utilization between Multi-Client and Contractual Acquisition to minimize transit times.

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

Multi-Physics acquisition is principally focused on the acquisition, processing and interpretation of airborne geophysical data on land or offshore, all over the world, and on providing marine gravity and magnetic acquisition services onboard seismic vessels or independently, as well as the processing and interpretation of such data. We are one of the largest airborne acquisition contractor, operating worldwide and offering a diverse portfolio of airborne geophysical technologies, with particular emphasis and expertise in electromagnetics and gravity. In 2016, our activities were conducted out of operational centers located in Canada, Brazil, South Africa and Australia, and are based on a foundation of HSE excellence.

In 2016, apart from operations in partnership, we operated on average one active land crews performing 3D and 2D seismic surveys (on exclusive contract surveys). Our Multi-Physics Business Line fleet was gradually reduced from 21 to 16 airplanes over the course of the year as some non-core aircrafts were sold.

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

Land seismic crews are equipped with advanced equipment and software used for each step of the acquisition process. Also, patented high-end vibroseis technologies such as HPVA and V1 seek to increase significantly the productivity of a crew. EmphaSeis and CleanSweep seek to enhance the resolution of the data through broadening and cleaning the frequency content of the signal emitted.

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

Multi-Physics

Multi-Physics Acquisition encompasses two segments of activity and provides services worldwide:

•

Airborne activity encompasses the collection, processing and interpretation of data related to the earth’s surface and the soils and rocks beneath, and provides advice based on the results to clients in the mineral, oil and gas, geothermal, governmental, engineering and environmental management sectors. We acquire electromagnetic, magnetic, radiometric and gravity data using fixed-wing airplanes and helicopter platforms. The airplanes we operate have been modified with integrated geophysical measurement systems incorporating elements of internal design and manufacture. Helicopter projects are supported using subcontracted or chartered helicopters, as the geophysical instrument systems designed for use on helicopters can be installed without significant modifications to the aircraft.

•	We also provide in-house acquisition and data processing of marine gravity and bathymetry in conjunction with seismic surveys or on a stand-alone basis.

We also offer advanced geophysical data processing, interpretation and consulting services in order to provide fully integrated services for our natural resource sector clients.

These services are offered on a global basis. Local knowledge, regulatory understanding, and proximity to the data collection sites are important factors in efficient aircraft operations, so the Business Line has operational units and aviation management facilities in Canada and Australia, with data collection supported locally by operational resources in Brazil, South Africa and other countries where CGG built a solid local expertise during the past years. In 2016, the management responsibility and the majority of operational resources remained located in Toronto and Perth.

In Multi-Physics Acquisition, we operate under two business models:

•

The first business model consists of working on an exclusive contractual basis with the client. The contract usually stipulates that we will receive a fixed remuneration per acquired linear kilometer, on client specifications. The client owns the acquired data and pays us on the agreed basis. Our operating income is the difference between the cost to us and the final price of the survey.

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

Competition and market

The land acquisition market is fragmented and extremely competitive with the presence of both international and local players. In addition to CGG, the other significant service providers in the land seismic market worldwide are BGP, Sinopec, Geokinetics, WesternGeco, SAE and Argas (our joint venture with TAQA in the Middle East), and in the seabed acquisition market are Seabed Geosolutions BV, Fairfield and Magseis.

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

CGG is the only market player with a strong position in all major market sectors and geographic regions. The diversified market sector and geographic region presence lessens the impact of the historically significant fluctuations in airborne market activity by sector and region. In 2016, we enhanced our offering with a Full Spectrum Falcon service, expanding our measurement bandwidth to provide superior long wavelength information over standard gravity gradiometers. These developments further strengthened our leading position in this important category.

In the mining and oil and gas sectors, technology, service capability and prices are the main differentiators. For governmental sector work, price and capacity are the main differentiators on projects which are typically large in size and require commoditized technologies.

In 2016, Land activities may be described by the following main elements:

•

In North Africa, the prudence of the operators in Tunisia, and program delays combined with fierce competition in Algeria did not allow us to reproduce the levels of activity in the region of the past years;

•

In the Middle East, certain national oil companies remained in waiting mode and continued their policy of delaying high channel count crews, whereas Saudi Aramco maintained a strong level of activity in Saudi Arabia;

•	In sub-Saharan Africa, CGG continued its presence in Angola with a 3D acquisition which will expand to a new 3D program in 2017; and

•

In South East Asia, activity in Papua New Guinea was affected by several transactions of assets between oil operators, but offers better prospects in 2017. Otherwise, CGG successfully entered Vietnam, with a 2D acquisition contract in partnership, which operations will start during the first quarter of 2017.

Activities for Multi-Physics in the mining sector remained at low levels in 2016, due to low levels of overall expenditure on exploration by both junior and major mining companies. However positive signs are slowly emerging in the mining sector with increased financing in the face of a strong gold prices and stable commodity prices, which we expect to deliver stronger opportunities in 2017. The oil and gas sector provided a weak level of airborne activity in direct relation with reduced exploration caused by weak oil prices. Governmental sector activities for airborne remained significant in South America, with low levels elsewhere.

The field of acquisition and data processing of marine gravity and bathymetry was generally affected by the overall reduction of the worldwide fleet of seismic vessels and remained at low levels of activity. The adjusted cost base reached after implementation of the 2015 restructuring plan allowed us to partly weather the impact of this generally weak market.

Total Land Data Acquisition and Multi-Physics production (both contract and multi-client surveys) accounted for US$105 million in 2016, representing 44% of “Contractual Data Acquisition” operating revenues.

2017 outlook

Our land acquisition services still occupy a good position geographically (North and sub-Saharan Africa and niche markets in South East Asia) and technologically (high-end market) for the development of strong local partnerships. Our strategy in land acquisition remains focused on differentiation and operational excellence rather than market share, avoiding commoditized markets as much as possible. We intend to further reinforce this focus on differentiation and partnerships in 2017 in a market which remains very competitive.

In Multi-Physics acquisition, CGG remains geographically and technologically well placed, and should benefit from its strong presence in the mining, oil and gas and government sectors to seize any opportunity. Mining sector activity levels are expected to show some improvement and we expect to leverage our technological capabilities to differentiate ourselves from our competitors and exploit differentiation opportunities offered by fixed-wing and helicopter electromagnetic measurement systems. Airborne activities in the oil and gas sector are expected to be quite stable and primarily focused on areas of onshore frontier exploration. Our ability to offer both low and high resolution gravity measurement system technologies will allow us to present a range of options on projects, allowing clients to determine the most cost effective technique appropriate for the geological model in their exploration play. We will also continue our effort of optimization of cost base and our program of aircraft fleet rationalization.

Geology, Geophysics & Reservoir (“GGR”)

Overview

With its worldwide footprint, our GGR segment engages in many activities assisting our clients in identifying their exploration targets and characterizing their reservoirs. Among these are: developing and licensing multi-client seismic surveys; processing seismic data; selling seismic data processing and reservoir characterization software (primarily under the geovation, Hampson-Russell and Jason brands); providing geoscience and petroleum engineering consulting services; collecting, developing and licensing geological data (under the Robertson brand) and providing data management services and software to our clients.

With its extensive scope of competencies, our GGR segment is the cornerstone of the integrated geoscience services that we offer to our clients.

General description of activities

Multi-Client and New Ventures (“MCNV”)

The MCNV Business Line utilizes the resources of our other Business Lines as well as those of sub-contractors to acquire and process seismic data for itself and license that data to our clients. Additionally MCNV may contribute or otherwise use its multi-client data in certain ventures with third parties (the “new ventures” in the Business Line name) in order to achieve enhanced returns. Such new ventures may take different forms, provided that they will not expose CGG to any drilling or other typical oilfield operation risk.

The multi-client licenses are for lengthy terms, the maximum allowable under local law, typically ranging from 5 to 25 years. The licenses are non-transferable, and the data may not be shared with partners who do not own a license. Oil company partnerships of various forms are a common arrangement, especially in difficult and expensive exploration plays. The business model works well in venues where there is one or more of the following: significant levels of competition between oil companies exploring for assets; frequent lease turnover due to government lease rounds or lease trading activity between oil companies; frequent partnering between oil companies; and relatively high costs for seismic data.

The costs of the multi-client surveys are capitalized on MCNV’s balance sheet and then amortized. Until the end of 2015 amortization was, generally, at a rate of 80% of revenue, subject to a maximum five or seven year straight-line depreciation. The depreciation method was adjusted in 2016 due to the requirements of the amendment of IAS 38, but the essential process was unchanged. Details of our multi-client accounting methods are fully described in note 1 to our consolidated financial statements included in this report. In 2016, MCNV capitalized US$337 million of total costs, of which US$295 million represented cash expenditures, and amortized US$278 million to cost of sales.

MCNV operates in marine environments on a worldwide basis and on land in the United States. It has significant investments in the Gulf of Mexico, offshore Brazil, the North Sea and onshore United States. Maps and details of all surveys in our data library are available on our website. At the end of 2016, the library of 3D seismic surveys consisted of approximately 846,882 square kilometers of marine surveys across numerous basins and 73,821 square kilometers of land data, mostly in the United States and focused on shale plays. During the fourth quarter of 2015, MCNV sold its Canadian land data and exited that market.

Subsurface Imaging and Reservoir (“SIR”)

Through its Subsurface Imaging and Reservoir activity, CGG transforms marine and land seismic data acquired in the field into high quality images of the subsurface that can then be used by our clients in their efforts to find and produce oil and gas. These images provide a means to understand the structure of the subsurface as well as deduce various qualities of the rocks and fluids in those structures. We process seismic data acquired by our land and marine seismic acquisition crews as well as seismic data acquired by non-affiliated third parties. In addition, we reprocess the previously processed data using new techniques to improve the quality of seismic images.

We conduct our seismic imaging operations out of 9 large centers located in Houston (USA), Calgary (Canada), Crawley (England), Massy (France), Singapore, Rio de Janeiro (Brazil), Oslo (Norway), Perth (Australia) and Kuala Lumpur (Malaysia) and from 12 smaller centers spread around the world. In addition to this network of open centers, serving all clients, we operate 10 centers each dedicated to serving a single specific client. This geographic spread of centers allows for a great amount of collaboration with our clients as we jointly seek to produce the best subsurface images.

In addition to subsurface imaging, we offer geophysical consulting services. Using seismic data in conjunction with other information such as well logs, we are able to determine various rock and fluid properties and thereby assist our clients in characterizing their oil and gas reservoirs.

In addition to geophysical data, the Group, under the Robertson brand, develops and maintains large libraries of various types of geological data covering most geographic areas of interest to petroleum and mining companies. We license this data to clients, who generally use it in the early stages of their exploration efforts, often as a precursor to seismic exploration. Our geologists and other geo-professionals also engage in many types of proprietary studies for clients.

CGG also sells seismic data processing software, under the geovation brand and sells software for reservoir characterization, interpretation, and modeling under the Hampson-Russell, Jason, Insight Earth and Velpro brands, allowing clients to produce reservoir studies.

Finally, CGG is engaged in the business of providing data storage & retrieval solutions, and data transformation services to oil companies and oil oriented government agencies. The explosion in volume of data of all types and the need to re-format large volumes of old data for use in current applications make this activity an interesting area for future growth.

CGG operates in those geographic and technical areas where its specific offerings can deliver significant value to customers. Based on customer feedback and industry surveys, we believe that our Subsurface Imaging & Reservoir activity is regarded as the technical leader in markets where it participates.

Competition and market

MCNV’s main competition comes from Schlumberger (WesternGeco), PGS and TGS. Competition in the multi-client business is focused on location and availability of surveys, technology used in acquisition and processing, and price. The four main companies generally compete in all areas of the world where the multi-client business model is practical.

In November 2015, MCNV began reprocessing a massive dataset, over 38,000 square kilometers, from the Perdido fold belt area in both the US and Mexican Gulf of Mexico. The survey, named Encontrado, has significant pre-funding and processing was ongoing at the end of 2016. The success of the December 2016 deep-water bid round in Mexico bodes well for future sales of this survey.

In 2016, MCNV also developed marine surveys in Brazil, Scandinavia, Africa, Australia and Asia as well as land surveys in North America.

The SIR sector is led by CGG and WesternGeco. Competition in the high end of seismic imaging, where SIR focuses its business, tends to be based on technology and service level, areas where we have an outstanding reputation.

Processing capacity has multiplied in recent years as a result of improvements in computing technology. This increase in computing power has allowed improved processing quality through the use of more complex and accurate algorithms. We believe SIR is the market leader in application of the most advanced processing techniques.

SIR occupies a strong position in the relatively narrow market of seismic reservoir characterization software (Hampson-Russell, Jason and Insight Earth). The overall seismic and geological interpretation software market is dominated by Schlumberger and Halliburton, with numerous small players competing with niche applications. Many of these, including SIR’s, are designed to be compatible with the Schlumberger and Halliburton systems.

GGR revenues in 2016 amounted to US$784 million, a decrease of 29% compared to 2015. GGR revenues represented 66% of the consolidated revenues in 2016. MCNV generated US$383million of this revenue (a 30% decrease compared to 2015) and SIR generated US$401 million (a 29% decrease compared to 2015).

MCNV invested US$295 million in seismic data libraries in 2016, with a cash prefunding rate of 92%. After sales revenue, revenue from completed surveys, was US$111 million in 2016. The net book value of the seismic multi-client library was US$848 million at the end of the year.

2017 outlook

Lower exploration and production spending have driven GGR revenue down by 29% in 2016 as compared to 2015, with all service lines being affected. We are expecting a relatively flat market for most of our products and services in 2017. However, we expect some increase in MCNV sales in 2017, as we have good prospects for pre-funding revenue on our 2017 projects and believe our current survey portfolio fits well with particular areas of client interest, such as the Brazil pre-salt area. SIR expects to see a bottoming of demand during 2017, with a recovery beginning sometime in the second half of the year. We expect a slow but steady improvement in commodity prices, which should result in a substantially improved market for all GGR Business Lines in subsequent years.

Overall, our top line strategy for the GGR activities in 2017 is largely unchanged from that of 2016. We will strive to:

•	Maintain our investment in new MCNV surveys, at an acceptable level of pre-funding;

•	Continue to invest in research and development and people to maintain our lead in high end imaging and advance our software offering;

•	Expand our reservoir and geological operations through increased multi-client / subscription product investment and the geographic expansion of certain technologies;

•	Gain more value from integrated offerings.

Equipment Business Line

Overview

We conduct our equipment development and production operations through Sercel and its subsidiaries. Sercel is the market leader in the development and production of seismic equipment in the land and marine seismic markets. Sercel makes most of its sales to purchasers other than CGG. As of December 31, 2016, Sercel operated six seismic equipment manufacturing facilities, located in Nantes and Saint Gaudens in France, Houston and Tulsa in the US, Krimpen aan de Lek in The Netherlands and Singapore. In China, Sercel operates through

Hebei Sercel-JunFeng Geophysical Prospecting Equipment Co. Ltd. (“Sercel-JunFeng”), based in Hebei, in which Sercel has a 51% equity stake. In addition, two sites in Toulouse and Brest (France) are dedicated to borehole gauges and submarine acoustic instrumentation, respectively.

General description of activities

Sercel sells its equipment and offers customer support services including training on a worldwide basis. Sercel offers a complete range of geophysical equipment for land or marine seismic data acquisition, including seismic recording equipment, software and seismic sources either for land (vibrators) or marine (air guns). Sercel also supplies its clients with integrated solutions.

With respect to land acquisition equipment, Sercel launched, in the fall of 2013, the latest generation of its recording system, the 508XT system, which introduces a new paradigm in land seismic acquisition by offering high count channels crews the ability to record up to one million channels in real time, resulting in a new level of image resolution. First deliveries for this new system occurred during 2014 and in January 2016 the system achieved the one million VPs (Vibrated Points) on a high density survey with a high channel count. The 508XT is the first member of Sercel’s new generation of state-of-the-art land seismic acquisition systems designed to drive crew productivity, operating flexibility and data quality to a new level.

The former generation of the recording systems, the 428 XL represents the market standard. The two have an adaptive architecture and the option of mixing different communication media (cable, radio, micro-wave, laser and fiber-optic) to form a true network allowing the user to define data routing and hence avoid obstacles in the field.

Like the 428XL, the 508XT system can be used with the digital sensor unit (DSU) featuring one or three component digital sensors based on MicroElectroMechanicalSystems (MEMS). Sercel also introduced, along with its new acquisition system, QuietSeis, a new, high-performance digital sensor based on next-generation MEMS, allowing seismic signals to be recorded with three times less instrument noise than before.

The 508XT architecture combines the best of both cabled and wireless technologies with the Unite Technology. Sercel launched a new and more compact version of the Unite in 2012 to meet the increasing popularity of wireless systems.

Sercel is also a market leader for vibroseismic vehicles used as seismic source in land and for vibrator electronic systems VE 464. Sercel’s latest vibrator family, called Nomad, offers high reliability and unique ergonomic features. Nomad is available with either normal tires or a tracked drive system. The track drive system allows Nomad vibrators to operate in terrain not accessible to vehicles with tires. In sand dunes or arctic conditions, this can improve crew productivity. The Nomad was designed to optimize reliability and maintenance in order to allow an intensive use on the field. As of December 31, 2016, 1,133 Nomad 65 were delivered since its market introduction. Sercel also offers the Nomad 90 which is capable of exerting a peak force of 90,000 pounds and is believed to represent the heaviest vibrator on the market. The Neo version of the Nomad 65 and 90 allows the generation of a wider range of seismic wave frequencies and is therefore a facilitator for broadband seismic land surveys and adds new functionalities that improve productivity and reliability. In June 2014, Sercel also launched the Nomad 15, a small and highly maneuverable version of a vibrator.

In addition to recording systems and vibrators, Sercel develops and produces a complete range of geophysical equipment for seismic data acquisition and other ancillary geophysical products such as geophones, cables and connectors. The acquisition of a 51% stake in Sercel-JunFeng, based in China, in 2004, reinforced our manufacturing capabilities for geophone, cables and connectors, as well as our presence on the Chinese seismic market. Sercel also offers the SG5 geophone featuring a low natural frequency.

In the down-hole domain, Sercel offers its latest generation VSP tool, MaxiWave, which has received positive reviews from clients. The Geowave II, launched in 2015, is the first digital multilevel borehole tool specifically designed for high temperature, high pressure wells. Sercel built on its diversification into the well environment and more specifically the artificial lift in acquiring Geophysical Research Corporation in January 2012.

With respect to marine equipment, the Seal system is currently the sole system with integrated electronics. In 2005, Sercel launched the Sentinel solid streamer that is the outcome of the technological synergies realized in acquisitions performed in recent years. The Sentinel cables have become a standard in the accessible market. The Sentinel RD is another generation of the Sentinel solid streamer which offers a reduced diameter and lower weight.

In June 2013, Sercel introduced the Sentinel MS, a Sentinel with multi-sensors together with two additional acceleration components, providing directive measurement for both cross line and vertical wave front. This streamer technology delivers multi-sensors data sets for enhanced broadband imaging.

The marine range of products has been further improved with the SeaProNav, a navigation software allowing the real-time positioning of streamers, the Nautilus, a totally integrated system for positioning seismic streamers and QuietSea, a passive acoustic monitoring system for detecting the presence of marine mammals during marine seismic surveys.

The SeaRay is an ocean bottom cable offered under several configurations for depth of 100 to 500 meters. This cable is based on the 428 family acquisition systems technology and allows multi-components recording owing to its DSU 3 components. In October 2015, Sercel launched the GeoTag product, an acoustic solution for seabed seismic acquisition up to 500 meters depth.

As a result of many acquisitions since 2000, Sercel is a market leader in the development and production of both marine and land geophysical equipment. It is a global provider for the seismic acquisition industry with a balanced industrial position in terms of both product range and geographical presence on the shores of the Atlantic and in Asia Pacific.

Competition and market

We estimate that the worldwide demand for geophysical equipment decreased by 41% in 2016 after a decrease of 45% in 2015. This decrease was due to a weakness of demand for land seismic equipment with the absence of high-channel count megacrews operating in the Middle East and to the collapse of the marine demand due to the reduction of the global seismic fleet. We estimate that Sercel’s market share remains above 50%.

Our principal competitors for the manufacture of marine seismic equipment are Ion Geophysical Inc., Teledyne and WesternGeco, which now offers its streamers for sale to third parties. For land products, the main competitors are Inova (a joint venture between BGP and Ion Geophysical Inc), Geospace Technologies Corporation and WesternGeco. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market, as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customers’ support services.

The total production of the Equipment Business Line (Sercel), including internal and external revenues, amounted to US$255 million, a 42% decrease compared to 2015.

Sercel external revenue amounted to US$179 million, a decrease of 55% compared to 2015, and representing 15% of our consolidated revenue in 2016.

2017 outlook

In 2017, Sercel’s revenue should remain quite similar to 2016, but with a different sales break down between land and marine. The marine market should reduce as no major order will be coming from CGG and due to the financing difficulties Sercel’s clients are facing. Marine contractors continue to face a difficult market, restricting their ability to invest in new equipment. However their current fleets are aging and their excess of equipment generated by the stacking of vessels is shrinking.

In contrast, the land market should increase in 2017, with a slight rebound of land activity worldwide in a more stabilized oil context than in 2016. CGG should benefit from the 508XT advanced technology compared to aging systems.

In this market environment, and notably considering its important installed base, Sercel estimates that, for 2017, it should maintain its leading position in the seismic equipment market by capitalizing on growth opportunities resulting from the strength of its current product range, the application of new technologies in all of its products as well as from its diversified geographical presence.

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

Competition

Most contracts are obtained through a competitive bidding process, which is standard for the industry in which we operate. Important factors in awarding contracts include service quality, technological capacity, performance, reputation, experience of personnel, customer relations and long-standing relationships, as well as price. While no single company competes with us in all of our segments, we are subject to intense competition with respect to each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. See “— Business Overview” for a discussion of the competitive factors in each of our business segments.

Organizational structure

CGG SA is the parent company of the CGG Group. Its principal subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization	Head office	% of interest
Sercel SAS	France	Carquefou, France	100.0
CGG Services SAS	France	Massy, France	100.0
CGG Holding B.V.	Netherlands	The Hague, the Netherlands	100.0
CGG Geo Vessels AS.	Norway	Oslo, Norway	100.0
CGG Services (Norway) AS	Norway	Oslo, Norway	100.0
Sercel Inc.	United States	Oklahoma, USA	100.0
CGG Holding (U.S.) Inc.	United States	Delaware, USA	100.0
CGG Services (U.S.) Inc.	United States	Delaware, USA	100.0
CGG do Brasil Participaçoes Ltda.	Brazil	Rio de Janeiro, Brazil	100.0
CGG Services (UK) Ltd	UK	Crawley, UK	100.0

Property, plant & equipment

The following table sets forth certain information relating to the principal properties of CGG Group as of December 31, 2016:

Location	Type of facilities	Size (sq.m.)	Owned/ Leased	Lease expiration date
France, Paris	Headquarters of CGG SA	1,655	Leased	2018

Geophysical Services (Contractual Data Acquisition and GGR Segments)
Angola, Luanda	Offices of CGG Explo Branch and Data processing center	565	Leased	2018
Australia, Perth	Registered office of CGG Services (Australia) Pty Ltd and Data processing center	2.200	Leased	2024
Australia, Jandokot Airport, Perth	Warehouse	6,276	Leased	2017
Brazil, Rio de Janeiro	Registered office of CGG do Brazil Participacoes LTDA and Data processing center	1,522	Leased	2019
Brazil, Rio de Janeiro	Warehouse	470	Leased	2024
Canada, Calgary	Registered office of Hampson Russell Ltd Partnership and Data processing center	9,268	Leased	2018
China, Beijing	Office of CGG Services Technology (Beijing) Co, Ltd and Research and development center	1470	Leased	2018
England, Redhill	Administrative offices and Operations computer hub	1,884	Leased	2029
England, Crawley	Crompton Way Offices of CGG Services (UK) Ltd. and Data processing center	9,290	Leased	2028
France, Massy	Registered office of CGG Services SAS and Data processing center	17,850	Leased	2020

Location	Type of facilities	Size (sq.m.)	Owned/ Leased	Lease expiration date
India, Mumbai	Registered office of CGG Services India Pvt Ltd and Data processing center	1,675	Leased	2018
Indonesia, Jakarta	Registered office of PT Veritas Mega Pratama and Data processing center	967	Leased	2017
Malaysia, Kuala Lumpur, Kuching	Registered office of CGG Services (Malaysia) Sdn Bhd and Data processing center	1.755	Leased	2020
Mexico, Villahermosa	Data processing center and offices	1,700	Leased	2017
Mexico, Mexico City	Registered office of CGG de Mexico SA de CV	142	Leased	2017
Netherlands, La Hague	Offices	3,160	Leased	2022
North Wales, Anglesey	Data management Solutions	4,362	Owned	N/A
North Wales, Lhanrhos	Offices and laboratories	78,785	Leased	2024
North Wales, Conwy	Offices/storage facility	2,829	Owned	N/A
Norway, Oslo	Offices of CGG Services (Norway) AS, Wavefield Inseis AS, CGG Marine Resources Norge AS, Exploration Vessel Resources II AS, Exploration Investment Resources II AS, CGG Geo Vessels AS	5.200	Leased	2024
Russia, Moscow	Registered office of CGG Vostok and Data processing center	1,600	Leased	2018
Scotland, Aberdeenshire	Birchmoss offices	3,065	Leased	2018
Singapore	Registered office of CGG Services (Singapore) Pte. Ltd. and Data Processing Center	8,183	Leased	2019
Singapore	Logistic Marine Warehouse	6,550	Leased	2022
Switzerland, Geneva	Registered office of CGG International	606	Leased	2017
Thailand, Bangkok,	Offices of CGG Services SAS (branch)	567	Leased	2017
USA, Houston, Texas	Principal executive offices of CGG Services (U.S.) Inc. and data processing center	39,569	Leased	2024
USA, Schulenburg	Warehouse	28,230	Owned	N/A

Equipment Segment
Canada, Calgary	Offices and warehousing premises of Sercel	3,995	Leased	2018
China, Xu Shui	Manufacturing and research and development facilities	59,247	Owned	N/A
France, Carquefou	Sercel manufacturing and research and development facilities recording equipment (land and marine)	25,005	Owned	N/A
France, Saint-Gaudens	Sercel manufacturing and research and development facilities	23,051	Owned	N/A
USA, Houston, Texas, (ParkRow)	Offices and manufacturing premises of Sercel	39,344	Owned	N/A

We also lease other offices worldwide to support our operations. We believe that our existing facilities are adequate to meet our current requirements.

Information concerning our seismic vessels is set out under “Business Overview — Contractual Data Acquisition — Marine Data Acquisition Business Line” above.

Environmental matters and safety

CGG has a structured approach to Health, Safety, Security and Environment (HSE), built on our HSE Operating Management System (HSE-OMS). The HSE-OMS is consistent with the International Oil & Gas Producers (IOGP) guidelines for the Development and Application of Health, Safety and Environment management systems which has become a de facto industry standard. The HSE-OMS is implemented across our activities; it has a wide scope including the health, safety and security of our permanent employees, our seasonal employees and our sub-contractors working on our projects, as well as the environmental impact of all of our projects and facilities.

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

ONGC arbitration

On March 18, 2013, CGG Services SAS, a fully owned subsidiary of CGG SA, initiated arbitration proceedings against ONGC, an Indian company, to recover certain unpaid amounts under three commercial contracts entered into by the two entities between 2008 and 2010. The proceedings are on-going. We believe that this arbitration proceeding will allow us to recover the receivables that are recorded on our balance sheet as unpaid receivables as of December 31, 2016.

Item 4A:	UNRESOLVED STAFF COMMENTS

None.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Group organization

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) GGR, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, we decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group and to reduce our marine fleet to five 3D high-end vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

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

•

Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Operating Results

The following operating and financial review and prospects should be read in conjunction with our consolidated annual financial statements and the notes thereto included elsewhere in this annual report, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union at December 31, 2016.

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, including changes in exchange rates, particularly the value of the euro against the dollar, and changes in market environment. See “Trend Information” and “Geophysical market environment” herein.

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand. The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-

making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. Lower or volatile hydrocarbon prices tend then to limit the demand for seismic services and products. In 2015 and 2016, oil and gas companies reduced their exploration and production spending due to falling oil prices, affecting demand for our products and services as reflected in our results.

We expect that the challenging market conditions that we experienced in 2016 will remain similar in 2017 and will continue to weigh on our revenues. However we expect downward pressure on cash generation in 2017 compared to 2016. Due to this difficult environment, we believe that the market recovery will be delayed until 2018/2019.

See “Item 4: Information on the Company — Industry Conditions” for a discussion of developments in the geophysical industry.

Transformation Plan and fleet reduction

We have been undertaking a Transformation Plan since 2013 that has evolved over time. It includes in particular a refocus on high value-added activities and a reduction of our fleet to five 3D high-end vessels principally dedicated to multi-client activity, as well as the implementation of cost saving actions and a reduction of investments. We expect this Transformation Plan to permit us to confront a difficult market environment that could continue to deteriorate.

The financing of our Transformation Plan included an extension of certain of our debt maturities and a capital increase of approximately €350 million, which settled in February 2016.

Our fleet of marine seismic acquisition vessels has evolved in the past mainly in reaction to changes in the seismic contractual market and our marine strategy. In February 2014, we announced our intention to reduce the fleet from 18 to 13 3D high-end vessels before the end of 2016 and decided in mid-2014 to accelerate the implementation of this plan to have it completed by the end of 2014. Consequently, we stopped operating the Symphony, the Princess, the Viking II and the Vantage in 2014. The Viking II and the Vantage were returned to their owner at the end of their leasing period. The Viking and the Geowave Voyager have been converted into source vessels.

In February 2015, as the market environment deteriorated further, we announced our intention to reduce our operated fleet from 13 to 11 3D high-end vessels. Then in November 2015, when we announced the next step of our Transformation Plan, we stated our objective to reduce our operated fleet to five vessels, principally dedicated to multi-client production. As of December 31, 2015, our operational fleet was composed of eight 3D high-capacity vessels (12 or more streamers), one source vessel and one 3D/2D lower capacity vessel. We ceased operating the CGG Alizé and the Geo Celtic in early 2016 and the Viking Vision in fall 2016. As of December 31, 2016, the fleet is operating five 3D high capacity vessels as targeted. Restructuring changes and fixed assets impairments related to the fleet reduction amounted to US$288 million in 2015 and US$34 million in 2016.

Fleet ownership changes

In April 2017, we entered into agreements with Eidesvik, the lenders under our Nordic credit facility and the lenders under the credit facilities of Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Vessels AS (“OSV”) for the implementation of a new ownership set up for our seismic fleet.

Under the new arrangements, Global Seismic Shipping AS (“GSS”), a company organized under the laws of Norway and 50% owned by us (through our subsidiary, Exploration Investment Resources II AS) and 50% owned by Eidesvik, holds (i) CGG Geo Vessels AS (to be renamed Geo Vessels AS), our former wholly-owned subsidiary, which owns the five previously cold-stacked vessels (Geo Coral (having been re-rigged), Geo Caribbean, Geo Celtic, CGG Alizé and Oceanic Challenger), and (ii) ESV and OSV (in which we previously held direct 49% stakes), which respectively own the Oceanic Vega and Oceanic Sirius. For more details related to the new ownership set up of our seismic fleet, see “Item 4: Information on the Company — Recent Developments — Fleet ownership changes”.

In connection with the new ownership set up of our seismic fleet, Geo Vessels AS continues to be the borrower of the loan outstanding under our Nordic credit facility. The removal of Geo Vessels AS from our consolidated perimeter is expected to result in a reduction of the gross debt of the Group by US$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017. We expect that the new ownership set up of our seismic fleet will further improve our competitiveness through the reduction of the charter day-rate of our 3D high-capacity seismic vessels and the externalization of cold-stacking costs, thus improving our liquidity in the short- and medium-term.

Proactive management of marine liabilities

On January 20, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued US$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties.

On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued US$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties.

High fixed costs

We have high fixed costs and seismic data acquisition activities that require substantial capital expenditures. As a result, downtime or decreased productivity due to reduced demand, weather interruptions, equipment failures, permit delays or other circumstances that affect our ability to generate revenue could result in significant operating losses. In particular, we operate certain of our marine acquisition vessels under long-term bareboat charters, which generate significant fixed costs that cannot easily be reduced during the term of the charters. In 2016, we operated five vessels under bareboat charters until the fall for a fixed cost of US$77 million.

Beginning of 2017, the implementation of measures reducing the maritime exposure will improve the fleet competitiveness. In particular, the new ownership set-up for the operated fleet described in paragraph immediately above will allow most of the operated vessels to be chartered at a materially reduced rate and back in line with present market conditions.

Write-downs

We have had in the past and may have in the future impairment losses as events or changes in circumstances occur that reduce the fair value of an asset below its book value. We may also have write-offs and non-recurring charges. For 2014, 2015 and 2016, such asset impairments, write-offs and non-recurring charges totaled US$939 million, US$1,177 million and US$184 million, respectively. These losses and changes could have a material adverse effect on our results of operations and financial condition.

We have also been involved in a number of business combinations in the past, leading to the recognition of large amounts of goodwill on our balance sheet. Goodwill on our balance sheet totaled US$1,229 million as of December 31, 2015 and US$1,223 millions of dollars as of December 31, 2016 due to exchange rate variations. Goodwill is allocated to CGUs as described in note 11 to our consolidated financial statements for the year ended December 31, 2016. The recoverable amount of a CGU is estimated at each balance sheet date and is generally determined on the basis of a group-wide estimate of future cash flows expected from the CGU in question. The estimate takes into account, in particular, the removal from service of certain assets used in our business (such as decommissioning or coldstacking vessels), or change in purpose of a given asset (such as the use of a seismic vessel as a source-vessel), or any significant underperformance in cash generation relative to previously-expected results, which may arise, for example, from the underperformance of certain assets, a deterioration in industry conditions or a decline in the economic environment. At each balance sheet date, if we expect that a CGU’s recoverable amount will fall below the amount of capital employed recorded on the balance sheet, we may write down some value on given assets and/or the goodwill in part or in whole.

We wrote down US$415 million of goodwill in our marine acquisition activity as of December 31, 2014 as a result of the deterioration in market conditions. Furthermore, as of December 31, 2015, in response to the continuing deterioration of market conditions and the drastic reduction of our fleet, we wrote down US$365 million of goodwill in our marine acquisition activity and US$439 million of goodwill in our GGR activity, for a total of US$804 million for 2015. In 2016, we did not write down any goodwill.

Acquisitions and divestitures

Recent acquisitions and disposals have included:

— During 2017

See “ — Fleet ownership changes” above.

— During 2016

Termination of the agreement to sell the Multi-Physics Business Line

CGG announced on April 29, 2016, that it had entered into a binding agreement with NEOS for the sale of the Multi-Physics Business Line. On December 12, 2016, as the final terms of the discussion did not adequately reflect our view of the value and the prospects of the activity, the agreement was terminated and consequently, the Multi-Physics Business Line remains within the Group.

Sale of Gardline CGG Pte Ltd

On March 24, 2016, CGG sold its 49% stake in Gardline CGG Pte Ltd., which was accounted for using the equity method in our financial statements.

There were no other material acquisitions and divestures during 2016.

— During 2015

Transfer of our shares in Ardiseis FZCO to Argas

In accordance with the Framework Agreement signed in late 2013 with Industrialization & Energy Services Company (TAQA), 98% of Ardiseis FZCO’s capital was transferred to Argas by CGG and TAQA (49% by CGG and TAQA, respectively). Argas became the main shareholder of Ardiseis FZCO. As a combination of Argas and Ardiseis FZCO, the new Argas group has a stronger capital base and a larger business scope. Argas is 51% owned by TAQA and 49% owned by CGG.

Sale of Land Canadian Multi-Client Library

On October 31, 2015, CGG sold its Land Canadian Multi-Client Library for cash proceeds.

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

Framework agreement with TAQA and sale of 2% of Ardiseis FZCO

CGG and TAQA are shareholders of two joint ventures in the Middle East: Argas, a Saudi company established in 1966, which covers geophysical activities in the Kingdom of Saudi Arabia, and of which TAQA owns 51% and CGG owns 49%, and Ardiseis FZCO, a company established in 2006 in Dubai, which covers land and shallow water data acquisition activities in the rest of the Middle East, and of which CGG (until the transactions described below) owned 51% and TAQA owned 49%.

On December 31, 2013, CGG and TAQA entered into a Framework Agreement which strengthens and extends their historical and long-term partnership in the Middle East.

Through the Framework Agreement, Argas would become the sole shareholder of Ardiseis FZCO, with Argas and Ardiseis FZCO pooling all their resources to create a more efficient and powerful combined Argas Group. The new Argas group would have a stronger capital base, would cover a larger business scope, and would be 51% owned by TAQA and 49% owned by CGG.

In relation with this agreement, net assets of Ardiseis FZCO were reclassified in assets held for sale for an amount of US$22 million as of December 31, 2013 (see note 5 to our consolidated annual financial statements).

In June 2014, CGG and TAQA signed a ‘share sale and purchase agreement’ under which CGG Services (UK) Ltd, a subsidiary of CGG, sold 2% of the share capital of Ardiseis FZCO to TAQA for a total consideration of US$1.2 million. As a result of the transaction, CGG owns 49% of Ardiseis FZCO and does not control the company any longer. From June 30, 2014, Ardiseis FZCO is no longer fully consolidated in our consolidated financial statements but is accounted for under the equity method.

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

Backlog for our Contractual Data Acquisition and GGR segments represents the revenues we expect to receive from commitments for contract services we have with our customers and, in connection with the acquisition of multi-client data, represents the amount of pre-commitments for such data. Backlog for our Equipment segment represents the total value of orders we have received but not yet fulfilled.

Our backlog for our Contractual Data Acquisition, GGR and Equipment segments was US$548 million as of January 1, 2017 compared to US$719 million as of January 1, 2016.

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

The exchange rates as of December 31, 2014, 2015 and 2016 were US$1.2141, US$1.0887 and US$1.0541 respectively, per euro, and the average exchange rates for the years 2014, 2015 and 2016 were US$1.3328, US$1.1138 and US$ 1.1057 respectively, per euro.

Critical Accounting Policies and Estimates

Our significant accounting policies, which we have applied consistently, are fully described in note 1 to our consolidated financial statements included elsewhere in this document. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and these are described below.

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

Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. Revenue is recognized using the percentage of completion method or proportional performance method.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones before which the customer has a right of cancellation or refund of amounts paid have been achieved.

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

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The carrying amount of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization. Whenever there is an indication that a survey may be impaired, an impairment test is performed. A systematic impairment test of all delivered surveys is performed at year end.

Each survey is amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and after-sale periods. An amortization rate of 80% corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey is applied to each normative sale, unless specific indications lead to application of a different rate. If so, the amortization rate is adjusted to reflect the commercial effects of price elements. Given the life cycle of a multi-clients project, our surveys are generally fully depreciated or impaired within five years after delivery.

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

The capitalized expenditures include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

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

Year ended December 31, 2016 compared to year ended December 31, 2015

Operating revenues

The following table sets forth our operating revenues by Business Lines and division for each of the periods stated:

	Year ended December 31, 2016 and 2015,
	2016	2015
	(In millions of US$)
Marine Contractual Data Acquisition	133.1	438.3
Land and Multi-Physics Acquisition	104.9	177.2
Contractual Data Acquisition Revenues	238.0	615.5
Multi-client data	383.3	546.4
Subsurface Imaging and Reservoir	400.7	561.2
GGR Revenues	784.0	1,107.6
Equipment Revenues	255.0	437.3
Eliminated revenues and others	(81.5)	(59.5)

Total operating revenues	1,195.5	2,100.9

Our consolidated operating revenues in 2016 decreased 43% to US$1,196 million from US$2,101 million in 2015 mainly due to weak volumes in difficult market conditions and the reduction of the marine seismic fleet. The respective contributions from the Group’s businesses in 2016 were 66% from GGR, 15% from Equipment and 19% from Contractual Data Acquisition.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment decreased 61% to US$238 million in 2016 from US$616 million in 2015, mainly due to the downsizing of the fleet, weak volumes and low pricing conditions.

Marine Contractual Data Acquisition

Operating revenues of our Marine Contractual Data Acquisition Business Line decreased 70% to US$133 million in 2016 from US$439 million in 2015, mainly due to reduction of the marine seismic fleet to five 3D high-end vessels and to weak prices conditions, despite our fleet’s good operational performance with a high production rate at 94% compared to 92% in 2015.

The availability rate increased to 92% in 2016 from 83% in 2015. 49% of the fleet was dedicated to multi-client programs in 2016 compared to 34% in 2015.

Land and Multi-Physics Acquisition

Operating revenues of our Land and Multi-Physics Acquisition Business Lines decreased 41% to US$105 million in 2016 from US$177 million in 2015, as a consequence of low levels of activity and delays in clients’ decision processes.

GGR

Operating revenues from our GGR segment in 2016 decreased 29% to US$784 million from US$1,108 million in 2015 as a result of the overall market conditions, characterized by slowdown and delays in exploration spending by oil and gas companies.

Multi-client data

Multi-client revenues decreased 30% to US$383 million in 2016 from US$546 million in 2015 due to a very soft market environment. Our highest offshore multi-client sales were in Latin America and North Sea.

Prefunding revenues decreased at US$272 million in 2016 from US$290 million in 2015. Cash prefunding rate was of 92% in 2016 compared to 102% in 2015. After-sales decreased 56% to US$111 million in 2016 from US$256 million in 2015 due to lower overall exploration spending by our clients.

Subsurface Imaging & Reservoir

Operating revenues from our Subsurface Imaging & Reservoir Business Lines decreased 29% to US$401 million in 2016 from US$562 million in 2015 due to soft market conditions. However, we consider this to have been an overall resilient level of activity in the context of a significant decrease in data acquisition market volumes.

Equipment

Operating revenues from our Equipment segment, including internal and external sales, decreased 42% to US$255 million in 2016 from US$437 million in 2015 due to very low volumes driven by the weakness of the seismic acquisition market. Land equipment sales represented 56% of total revenue.

Internal sales represented 30% of total revenues in 2016 compared to 9% in 2015.

External revenues for our Equipment segment decreased 55% to US$179 million in 2016, from US$400 million in 2015.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 31% to US$1,250 million in 2016, from US$1,817 million in 2015, mainly due to the downsizing of the fleet, the overall contraction of activity (with historically low volumes in our Equipment segment) and the cost base reduction as a consequence of the progress of our Transformation Plan (see paragraph “Transformation Plan and fleet reduction” above for further details). The multi-client amortization expenses corresponded to 84% of multi-client revenues in 2016 before impairment of our multi-client data library compared to 60% (before impairment) in 2015. As a percentage of operating revenues, cost of operations were 105% in 2016 compared to 86% in 2015. Gross profit decreased 119% to US$(53) million in 2016, from US$285 million in 2015, representing (4)% of operating revenues in 2016 compared to 14% in 2015.

Research and development expenditures, net of Government grants received, decreased 80% to US$14 million in 2016 from US$69 million in 2015 mainly due to a higher level of US R&D tax credit. Research and development expenditures represented respectively 1% and 3% of operating revenues for 2016 and 2015.

Marketing and selling expenses decreased 29% to US$62 million in 2016 from US$87 million in 2015 mainly due to the progress of our Transformation Plan.

General and administrative expenses decreased 14% to US$84 million in 2016, from US$99 million in 2015 as a consequence of the progress of the Transformation Plan. As a percentage of operating revenues, general and administrative expenses represented respectively 7% and 5% of operating revenues for 2016 and 2015.

Other expenses amounted to US$183 million in 2016, including mainly (i) US$97 million impairment of multi-client surveys mainly related to our US offshore library (ii) US$31 million impairment of vessels related to our Transformation Plan and (iii) US$54 million restructuring costs being mainly vessel chart costs and redundancies, net of reversal of provisions. Out of these other expenses, the portion directly related to our Transformation Plan and to impairment amounted to US$184 million in 2016.

Other expenses amounted to US$1,188 million in 2015, including mainly (i) US$804 million of impairment of goodwill in Marine Contractual Data Acquisition and GGR as a consequence of the reduction of the fleet and the revision of our financial forecasts (ii) US$207 million of impairment of vessels and related equipment and other intangible assets (including US$42 million of impairment of multi-client surveys); (iii) restructuring costs related to our Transformation Plan for US$208 million mainly related to redundancies, facility exit costs and costs related to cold-stacked vessels, net of reversal of provisions and (iv) a US$27 million net gain related to disposals of assets. Out of these other expenses, the portion directly related to our Transformation Plan and to impairment amounted to US$1,219 million in 2015.

Operating income

Operating income amounted to US$(397) million in 2016 (or US$(213) million before impairment of assets and restructuring costs related to our Transformation Plan), compared to US$(1,158) million in 2015 (or US$61 million before impairment of assets and restructuring costs related to our Transformation Plan).

Operating income from our Contractual Data Acquisition segment amounted to US$(99) million in 2016 (or US$(98) million before impairment of assets), compared to US$(675) million in 2015 (or US$(156) million before impairment of assets).

Operating income from our GGR segment amounted to US$(16) million in 2016 (or US$81 million before impairment of assets), compared to US$(204) million in 2015 (or US$288 million before impairment of assets).

Operating income from our Equipment segment decreased to US$(42) million in 2016 from US$26 million in 2015.

Operating income from our Non-Operated Resources segment amounted to US$(170) million in 2016 (or US$(84) million before impairment of assets and restructuring costs related to our Transformation Plan), compared to US$(236) million in 2015 (or US$(28) million before restructuring costs related to our Transformation Plan).

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to US$(8) million in 2016 compared to US$21 million in 2015, mainly due to negative contribution from our Seabed JV suffering from low volumes in weak market.

Earnings before interest and tax (“EBIT”)

EBIT, as disclosed in note 19 to our consolidated financial statements, amounted to US$(405) million in 2016 (or US$(221) million before impairment of assets and restructuring costs related to our Transformation Plan) compared to US$(1,136) million in 2015 (or US$82 million before impairment of assets and restructuring costs related to our Transformation Plan).

EBIT from our Contractual Data Acquisition segment amounted to US$(105) million in 2016 (or US$(104) million before impairment of assets), compared to US$(653) million in 2015 (or US$(134) million before impairment of assets). Our EBIT in 2016 included a US$(6) million negative contribution from investments accounted for under the equity method, mainly the Seabed JV, compared to a positive contribution of US$22 million for this line item in 2015.

EBIT from our GGR segment amounted to US$(18) million in 2016 (or US$79 million before impairment of assets) compared to US$(204) million in 2015 (or US$288 million before impairment of assets). Our EBIT in 2016 included a US$(2) million negative contribution from investments accounted for under the equity method.

EBIT from our Equipment segment amounted to US$(42) million in 2016 compared to US$26 million in 2015.

EBIT from our Non-Operated Resources segment amounted to US$(170) million in 2016 (or US$(84) million before impairment of assets and restructuring costs related to our Transformation Plan) compared to US$(236) million in 2015 (or US$(28) million before restructuring costs related to our Transformation Plan).

See note 21 to our consolidated financial statements for further details on restructuring expenses related to our Transformation Plan.

Financial Income and Expenses

Cost of net financial debt decreased 2% to US$174 million in 2016 from US$179 million in 2015.

Other financial expense amounted to US$11 million in 2016 compared to US$55 million in 2015. This decrease was mainly due to the impairment of our shares in Geokinetics Inc. for US$40 million in 2015.

Income Taxes

Income taxes was an income of US$14 million in 2016, including an expense of US$1 million of net deferred taxes expense on currency translation and an income of US$15 million of other income taxes, mainly resulting from the impairment of our Data Library. See note 21 to our consolidated financial statements.

This compares to a US$77 million expense in 2015, including US$2 million of net deferred taxes expense on currency translation and US$75 million of other taxes expenses mainly related to the depreciation of our deferred tax assets on past losses in our French and Norwegian tax groups, pursuant to the revision of our financial forecasts, for respectively US$48 million and US$4 million.

Net Income

Net income amounted to US$(577) million in 2016 compared to US$(1,446) million in 2015 as a result of the factors discussed above. Earnings per share were US$(27.57) in 2016 compared to US$(238.50) in 2015.

Net income attributable to the shareholders of CGG SA was US$(573) million (€(519) million) in 2016 compared to US$(1,450) million (€(1,302) million) in 2015.

Unconsolidated financial statements of CGG SA

Operating revenues of CGG S.A. in 2016 were €49 million compared to €74 million in 2015. The level of services provided by the Company to its subsidiaries of the Acquisition and GGR segments decreased in 2016.

Operating loss in 2016 amounted to €43 million compared to €48 million in 2015.

Financial income in 2016 was €(827) million compared to €586 million in 2015. This decrease is mainly due to dividends received for €2,007 million in 2015 related to the reorganization of the subsidiaries within our Sercel Group compared to €421 million in 2016.

The rest of the financial income includes mainly provision allowance on investments in affiliates for €1,197 million in 2016 compared to €1,280 million in 2015.

Extraordinary income and expense in 2016 amounted to €30 million mainly due to a €25 million reversal of provisions for risks of affiliates. Extraordinary income and expense in 2015 was €(39) million mainly due to grants provided to affiliates for €56 million.

Net income in 2016, after a tax expense of €1 million was €(841) million compared to a net income of €606 million in 2015, after a tax income of €106 million due to the French tax group effect.

The shareholders’ equity as of December 31, 2016 amounted to €1.2 billion compared to €1.7 billion as of December 31, 2015.

No dividends have been distributed from 2014 to 2016.

Year ended December 31, 2015 compared to year ended December 31, 2014

Operating revenues

The following table sets forth our operating revenues by Business Lines and division for each of the periods stated:

	Year ended December 31, 2015 and 2014,
	2015	2014 (restated)(1)
	(In millions of US$)
Marine Contractual Data acquisition	438.3	778.4
Land and Multi-Physics acquisition	177.2	278.5
Contractual Data Acquisition Revenues	615.5	1,056.9
Multi-client data	546.4	687.1
Subsurface Imaging and Reservoir	561.2	696.4
GGR Revenues	1,107.6	1,383.5
Equipment Revenues	437.3	801.9
Eliminated revenues and others	(59.5)	(146.9)

Total operating revenues	2,100.9	3,095.4

Notes:
(1)	Restated to reflect the new financial reporting as disclosed in note 19 to our consolidated financial statements.

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

Land and Multi-Physics Acquisition

Operating revenues of our Land and Multi-Physics Acquisition Business Lines (including internal sales), decreased 37% to US$177 million in 2015 compared to US$279 million in 2014. The decrease in revenues was mainly due to the reduction of our Land operations perimeter pursuant to the change in control of Ardiseis FZCO and the divestment of our North America Land contract business while our Multi-Physics Business Line was hampered by adverse market conditions.

GGR

Operating revenues from our GGR segment in 2015 decreased 20% to US$1,108 million from US$1,384 million in 2014 as a result of the overall market conditions, characterized by slowdown and delays in exploration spending.

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

Subsurface Imaging & Reservoir

Operating revenues from our other GGR Business Lines decreased 19% to US$562 million in 2015 from US$697 million in 2014 mainly due to slowdown and delays in clients’ spending.

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

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 28% to US$1,817 million in 2015, from US$2,511 million in 2014, as a result of the downsizing of the fleet, the reduction in perimeter of our Contractual Data Acquisition activities and the reduction in volume in our Equipment segment. The multi-client amortization expenses corresponded to 60% of multi-client revenues before impairment of multi-client surveys for US$42 million in 2015 compared to 66% in 2014. As a percentage of operating revenues, cost of operations were 86% in 2015 compared to 81% in 2014. Gross profit decreased 51% to US$285 million in 2015, from US$586 million in 2014, representing 14% of operating revenues in 2015 compared to 19% in 2014.

Research and development expenditures, net of Government grants received, decreased 32% to US$69 million in 2015, from US$101 million in 2014, representing 3% of operating revenues for both periods.

Marketing and selling expenses decreased 24% to US$87 million in 2015 from US$114 million in 2014.

General and administrative expenses decreased to US$99 million in 2015, from US$147 million in 2014, corresponding to a 33% decrease year-on-year as a consequence of the progress of the Transformation Plan and favorable foreign exchange environment. As a percentage of operating revenues, general and administrative expenses represented 5% of operating revenues for both periods.

Other expenses amounted to US$1,188 million in 2015, including mainly (i) US$804 million of impairment of goodwill in Marine Contractual Data Acquisition and GGR as a consequence of the reduction of the fleet and the revision of our financial forecasts (see note 11 to our consolidated financial statements for further details on goodwill impairment) (ii) US$207 million of impairment of vessels and related equipment and other intangible assets (including US$42 million of impairment of multi-client surveys); (iii) restructuring costs related to our Transformation Plan for US$208 million mainly related to redundancies, facilities exit costs and costs related to cold-stacked vessels, net of reversal of provisions and (iv) a US$27 million net gain related to disposals of assets. Out of these other expenses, the portion directly related to our Transformation Plan and impairment of assets amounted to US$1,219 million in 2015.

Other expenses amounted to a net expense of US$922 million in 2014, mainly due to (i) the impairment of Marine goodwill for US$415 million as a consequence of the fleet downsizing and the deterioration of market conditions (ii) the Transformation Plan, being redundancies costs, facilities exit costs, provision for onerous contracts and asset impairments for US$283 million (iii) the impairment of multi-client surveys for a total of US$113 million (iv) the impairment of our investment in our Seabed JV accounted for under the equity method and of intangible assets for a total of US$129 million, and (v) US$12 million net gain arising from the change in control of Ardiseis FZCO. Out of these other expenses, the portion directly related to our Transformation Plan and to impairment of assets amounted to US$940 million in 2014.

Operating income

Operating income amounted to US$(1,158) million in 2015 (or US$61 million before impairment of assets and restructuring costs related to our Transformation Plan) as a result of the factors described above, compared to US$(698) million in 2014 (or US$242 million before restructuring charges relating to the Transformation Plan and impairment).

Operating income from our Contractual Data Acquisition segment was US$(675) million in 2015, compared to US$(654) million in 2014. Before impairment of assets, operating income from our Contractual Data Acquisition segment was a loss of US$156 million in 2015, compared to US$(67) million in 2014.

Operating income from our GGR segment was US$(204) million in 2015 compared to US$215 million in 2014. Before impairment of assets, operating income from our GGR segment was US$288 million in 2015, compared to US$328 million in 2014.

Operating income from our Equipment segment decreased to US$26 million in 2015 from US$143 million in 2014 (or US$164 million before impairment) as a consequence of seismic market downturn and lower volumes. In this context, it showed some resilience due to efficient cost management and manufacturing flexibility.

Operating income from our Non-Operated Resources segment was US$(236) million in 2015 (or US$(28) million before restructuring costs related to our Transformation Plan) compared to US$(235) million in 2014 (or US$(17) million before restructuring costs relating to our Transformation Plan).

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to US$21 million in 2015 compared to US$(82) million in 2014, mainly as a result of improved operational performance and restructuring measures carried out at Seabed JV level.

EBIT

EBIT, as disclosed in note 19 to our consolidated financial statements, amounted to US$(1,136) million in 2015 compared to US$(779) million in 2014 as a result of the factors described above. EBIT before impairment of assets and restructuring costs related to our Transformation Plan amounted to US$82 million in 2015 compared to US$160 million in 2014.

EBIT from our Contractual Data Acquisition segment was a loss of US$653 million in 2015, compared to US$(730) million in 2014. Before impairment of assets, EBIT from our Contractual Data Acquisition segment was US$(134) million in 2015, compared to US$(143) million in 2014. Our EBIT 2015 included a US$22 million positive contribution from investments accounted for under the equity method, mainly the Seabed JV, compared to a negative contribution of US$(76) million for this line item in 2014.

EBIT from our GGR segment was US$(204) million in 2015 compared to US$210 million in 2014. Before impairment of assets, EBIT from our GGR segment was US$288 million in 2015 and US$323 million in 2014.

EBIT from our Equipment segment decreased to US$26 million in 2015 from US$143 million in 2014 (or US$164 million before impairment) as a consequence of significant volume reduction as described above. EBIT margin was 6% in 2015.

EBIT from our Non-Operated Resources segment was US$(236) million in 2015 (or US$(28) million before restructuring costs related to our Transformation Plan) compared to US$(235) million in 2014 (or US$(17) million before restructuring costs relating to our Transformation Plan).

See note 21 to our consolidated financial statements for further details on restructuring expenses related to our Transformation Plan.

Financial Income and Expenses

Cost of net financial debt decreased 11% to US$179 million in 2015 from US$201 million in 2014.

This decrease is driven by the fact that 2014 cost of net financial debt included expenses for an aggregate amount of US$11 million related to refinancing operations realized in the second semester; namely the accelerated amortization of deferred expenditures following early repayment of our US$350 million 9.50% Senior Notes due 2016, our US$400 million 7.75% Senior Notes due 2017 and our €360 million convertible bonds due 2016.

Other financial expenses amounted to US$55 million in 2015 compared to US$43 million in 2014. This increase was mainly due to the impairment of our shares in Geokinetics Inc. for US$40 million in 2015.

Income Taxes

Income taxes amounted to US$77 million in 2015, including US$2 million of net deferred taxes expense on currency translation and US$75 million of other taxes expenses mainly related to the depreciation of our deferred tax assets on past losses in our French and Norwegian tax groups, pursuant to the revision of our financial forecasts, for respectively US$48 million and US$4 million.

This compares to US$124 million in 2014, including a US$16 million net deferred taxes expenses on currency translation and US$108 million of other taxes expenses.

Net Income

Net income amounted to US$(1,446) million in 2015 compared to US$(1,147) million in 2014 as a result of the factors discussed above. Earnings per share were US$(238.5) in 2015 compared to US$(189.95) in 2014.

Net income attributable to the shareholders of CGG SA was US$(1,450) million (€(1,302) million) in 2015 compared to US$(1,154) million (€(866) million) in 2014.

Unconsolidated financial statements of CGG SA

Operating revenues of CGG S.A. in 2015 were €74 million compared to €92 million in 2014. The level of services provided by the Company to its subsidiaries of the Acquisition and GGR segments decreased in 2015.

Operating loss in 2015 amounted to €48 million compared to €39 million in 2014.

Financial income in 2015 was €586 million compared to €(1,021) million in 2014. This increase is mainly due to dividends received for €2,007 million in 2015 related to the reorganization of the subsidiaries within our Sercel Group, compared to €209 million in 2014.

The rest of the financial income is mainly the result of the combination of the following main effects: net provision allowance for €1,509 million in 2015 compared to €1,244 million in 2014 and foreign exchange gain for €124 million compared to €35 million in 2014.

Extraordinary income in 2015 was €(39) million due to the grants provided to affiliates. Extraordinary loss in 2014 amounted to €153 million mainly due to the depreciation of investments in affiliates for €100 million.

Net income in 2015, after a tax income of €106 million due to the French tax group effect, was €606 million compared to €(1,270) million in 2014 (embedding a tax loss of €57 million).

The shareholders’ equity as of December 31, 2015 amounted to €1.7 billion compared to €1.1 billion as of December 31, 2014.

No dividends have been distributed in the last three fiscal years.

Liquidity and Capital Resources

Our principal financing needs are for the funding of ongoing operations, capital expenditures, investments in our multi-client data library and our latest transformation steps, as well as debt service.

We intend to fund these financing requirements through cash generated by operations and liquidity on hand. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Going concern assumptions

As of March 2, 2017, in light of the Group’s cash flow projections based on the current operations and in the absence of any acceleration of the Group’s financial debt repayment discussed below, CGG had enough cash liquidity to fund its operations until at least December 31, 2017, provided that some specific actions, which are subject to negotiation with other parties, are successfully implemented during this period. As of April 27, 2017, the main specific actions, being the proactive management of marine liabilities and the fleet ownership changes (see note 30 to our consolidated financial statements), have been already successfully implemented.

The Group is, however, facing material uncertainties that may cast substantial doubt upon its ability to continue as a going concern, including likely future non-compliance with certain ratios included in maintenance covenants, and other limitations contained in the outstanding (drawn) Credit Facilities and the Nordic Facility. If such non-compliance with ratios were to occur and not be timely remediated, it would trigger, also through the cross-default clauses of the Senior Notes indentures, the immediate acceleration of repayment of substantially all of CGG’s senior debt. CGG would not then have sufficient cash liquidity to fulfill these payment obligations, nor — in the current economic environment and given its financial situation — be in a position to raise the required additional refinancing.

In the recent past, CGG requested and obtained several consents from its Credit Facilities and Nordic Facility lenders, particularly related to the disapplication of the maintenance covenants as of December 31, 2016 (obtained before 2016 year-end) and the appointment of a ‘mandataire ad hoc’ (a French facilitator for creditor negotiations) to support the financial restructuring process that CGG is entering into with the aim of significantly reducing debt levels. The proposed debt reduction would involve the conversion of unsecured debt into equity and the extension of the secured debt maturities.

Looking forward, in the context of the discussions with the lenders about the financial restructuring necessary to allow the Group to face its capital structure constraints, the Management intends particularly to obtain the appropriate standstill agreement or covenants’ relief to prevent any future events of default on the Group’s credit agreements. The disapplication of maintenance covenants as of March 31, 2017 was thus requested and obtained shortly before March 31, 2017. If discussions with lenders are unsuccessful, and to avoid the risk of any liquidity shortfall or an accelerated reimbursement of the Group’s financial debt, the Company will consider all available legal options to protect the Group’s operations while negotiating the terms of its financial restructuring.

Having carefully considered the above, the Board of Directors held on March 2, 2017 concluded that preparing the 2016 consolidated financial statements on a going concern basis is an appropriate assumption. Considering the main specific actions already achieved, the Board of Directors held on April 27, 2017, confirmed that a going concern basis is again an appropriate assumption.

See “Item 3: Key Information — Risks Related to Our Financial Restructuring” and “Item 4: Information on the Company — Recent developments — Financial restructuring discussions” for more information on our financial restructuring and associated risks.

Considering the progress of the negotiations of the financial restructuring of CGG and the timeline of the options contemplated, we have reclassified our financial debt as current liabilities in accordance with IAS 1 for the financial statements authorized for issue by the Board of Directors on April 27, 2017. For more information, see “Item 4: Information on the Company — Recent developments — Reclassification of financial debt as a current liability”.

Cash Flows

Operating activities

Net cash provided by operating activities was US$355 million in 2016 compared to US$408 million for 2015, and US$864 million for 2014. Before changes in working capital, net cash provided by operating activities in 2016 was US$157 million compared to US$453 million for 2015 and US$894 million for 2014. Changes in working capital had a positive impact on cash from operating activities of US$198 million in 2016 compared to a negative impact of US$45 million for 2015, and a negative impact of US$30 million for 2014.

Investing activities

Net cash used in investing activities was US$381 million in 2016 compared to US$423 million in 2015 and US$894 million in 2014.

In 2016, our industrial capital expenditures, inclusive of the Sercel lease pool, and net of asset suppliers’ variance, were significantly reduced to US$71 million (US$66 million excluding asset suppliers’ variance), mainly as a consequence of fleet reduction and tight cash spending discipline in all segments. The capitalized development costs were US$34 million.

In 2015, our industrial capital expenditures, inclusive of the Sercel lease pool, and net of asset suppliers’ variance, were significantly reduced to US$104 million (US$89 million excluding asset suppliers’ variance), mainly as a consequence of fleet reduction and tight cash spending discipline in all segments. The capitalized development costs were US$42 million.

In 2014, our industrial capital expenditures, inclusive of the Sercel lease pool, and net of asset suppliers’ variance, were of US$225 million (US$222 million excluding asset suppliers’ variance), mainly related to the purchase of maritime equipment for marine and Sercel seismic equipment for land and marine. The capitalized development costs were US$57 million.

In 2016, we invested US$295 million in multi-client data, primarily offshore in Brazil, in Western Africa and in the Norwegian North Sea.

In 2015, we invested US$285 million in multi-client data, primarily in Western Africa, in North Sea and Asia Pacific.

In 2014, we invested US$583 million in multi-client data, primarily in the Gulf of Mexico, in Brazil and in the Norwegian North Sea.

As of December 31, 2016, the net book value of our multi-client data library was US$848 million compared to US$927 million as of December 31, 2015 and US$947 million as of December 31, 2014.

Financing activities

Our net cash provided by financing activities in 2016 was US$176 million compared to net cash provided of US$63 million in 2015, and net cash used of US$103 million in 2014.

In 2016, we repaid a net amount of US$31 million from our French revolving facility, leading to an amount outstanding as of December 31, 2016 under this facility of US$294 million. We also drew a net amount of US$35 million from our US revolving facility, leading to an amount outstanding as of December 31, 2016 under this facility of US$165 million.

As of December 31, 2016, the outstanding amount of our Nordic credit facility stood at US$190 million compared to US$220 million as of December 31, 2015 after repayment of US$30 million in 2016.

On February 12, 2016, we fully repaid the outstanding US$6.1 million of our US$45 million Voyager AS (renamed Exploration Vessel Resources II AS) Secured Term Loan Facility.

In 2016, we also received net proceeds of €337 million from our capital increase.

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

US$165 million Revolving Credit Agreement (US revolving facility)

On July 15, 2013, we entered into a US revolving facility of up to US$165 million with a five-year maturity which was last amended and restated on February 4, 2016. The borrower is CGG Holding (U.S.) Inc. (“CGG US”) with Credit Suisse acting as administrative agent and collateral agent.

Proceeds of loans under the US revolving facility may be used for the general corporate purposes of the borrower and other subsidiaries of CGG. Revolving loans may be made at any time prior to the final maturity of the US revolving facility.

The obligations of CGG US as borrower under the US revolving facility are guaranteed by us and certain of our subsidiaries. We have pledged first-priority security in the shares of CGG US and certain of our other first-tier subsidiaries. In addition, certain guarantors have provided first-priority security interests in certain of their respective tangible and intangible assets, including (without limitation) certain marine equipment, deposit accounts and intellectual property. This security is shared with the French revolving facility and the 2019 secured term loans.

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

In January 2016, we agreed amendments to our financial covenants under our US revolving facility, effective from February 2016. Pursuant to such amendments:

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

•	the minimum interest cover ratio (defined as consolidated EBITDAS to total interest costs) was set at 3.00:1.

On December 31, 2016 and March 31, 2017 we obtained consent from the requisite majority of the lenders to disapply the leverage ratio and the interest cover ratio threshold as of December 31, 2016 and March 31, 2017, respectively under our US revolving facility. In December 2016, we also negotiated further amendments to our US revolving facility allowing issuance of additional unsecured bonds up to US$90 million, and consent to enable us to appoint a ‘mandataire ad hoc’ without such action constituting an event of default. As consideration for such consents and amendments, we agreed to increase the applicable margin under the US revolving facility by 3.00% per annum.

This facility was drawn in an amount of US$165 million as of December 31, 2016.

US$325 million Revolving Credit Agreement (French revolving facility)

On July 31, 2013, we entered into a French revolving facility of up to US$325 million with a three-year maturity with two extension options of one year each. The borrower is CGG with Natixis (subsequently replaced by Wilmington Trust (London) Limited) as Agent. The French revolving facility may be drawn in dollars or in euros, and may be used for the general corporate purposes of the borrower.

In December 2015, we agreed amendments to our financial covenants under our French revolving facility, effective from February 2016. Pursuant to such amendments:

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

•	the minimum interest cover ratio (defined as consolidated EBITDAS to total interest costs) was set at 3.00:1.

Our French revolving facility amendment has also led to an extension of maturity with a new schedule of the total commitments as follows:

•	US$325 million until July 2016;

•	US$300 million from July 2016 to July 2017; and

•	US$275 million from July 2017 to July 2018.

Our obligations under the French revolving facility are guaranteed by the same guarantors that guarantee the US revolving facilities (including CGG Holding (U.S.) Inc.), and are secured by the same security interests granted to secure the obligations under the US revolving facilities.

The rate of interest on each loan for each interest period is the percentage rate per annum which is the aggregate of the applicable margin and the higher of one per cent. (or, in certain circumstances, zero) and in relation to any loan in US dollars, LIBOR or in relation to any loan made in euros, EURIBOR.

On December 31, 2016 and March 31, 2017, respectively we obtained consent from the requisite majority of the lenders under our French revolving facility to disapply the leverage ratio and the interest cover ratio threshold as of December 31, 2016 and March 31, 2017 under our French revolving facility. In December 2016, we also negotiated further amendments to our French revolving facility allowing the issuance of additional unsecured bonds up to US$90 million, and consent to enable us to appoint a ‘mandataire ad hoc’ without such action constituting an event of default.

This facility was drawn in an amount of US$294 million as of December 31, 2016.

2019 secured term loans

On November 19, 2015, CGG S.A. announced that its subsidiary, CGG Holding (U.S.) Inc. (“CGG US”), had launched an Exchange Offer in relation to CGG S.A.’s 7.75% Senior Notes due 2017, 6.50% Senior Notes due 2021 and 6.875% Senior Notes due 2022 (the “Notes”). CGG US offered senior secured term loans due 2019 in exchange for any and all of the 7.75% Senior Notes due 2017 and a combined total of up to US$135 million of the 6.5% Senior Notes due 2021 and/or 6.875% Senior Notes due 2022 if accompanied by the concurrent tender of an equal or greater corresponding amount of the 7.75% Senior Notes due 2017. US$135 million of the 7.75% Senior Notes due 2017 was outstanding as of September 30, 2015.

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

The 2019 secured term loans will mature on May 15, 2019 and bear an interest, at the option of CGG US, of adjusted LIBOR plus 5.50% per annum or adjusted base rate plus 4.50% per annum. Adjusted LIBOR had a floor of 1.00% and adjusted base rate shall not be less than 2.00%.

The 2019 secured term loans are secured indebtedness ranking pari passu with the existing US and French revolving facilities sharing the same security package encompassing notably the fleet streamers, the US Multi-Client Library, the shares of the main Sercel operating entities (Sercel SAS and Sercel Inc), the shares of significant GGR operating entities, and some intercompany loans.

The outstanding value at December 31, 2016, is US$332.8 million net of issuing fees.

On March, 31, 2017, we obtained consent from the requisite majority of lenders under our 2019 secured term loans to disapply the leverage ratio and the interest coverage ratio threshold as of March 31, 2017 under our 2019 secured term loans.

Debt Securities

High Yield bonds — (US$400 million, 7.75% Senior Notes due 2017)

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

Following the debt exchange offer closed in December 2015, the outstanding aggregate principal amount of our Senior Notes due 2017 was US$8.3 million as of December 31, 2016 (see 2019 secured term loans above).

On February 24, 2017, we fully discharged the outstanding US$8.3 million of our 7.75% Senior Notes due 2017.

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

Following the debt exchange offer closed in December 2015, the outstanding aggregate principal amount of our Senior Notes due 2021 was US$604.9 million as of December 31, 2016 (see Term Loans above).

On January 20, 2017, we issued US$58.6 million in aggregate principal amount of our 6.50% Senior Notes due 2021 to the relevant charter counterparties to reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels, namely the Pacific Finder, the Oceanic Phoenix, and the Viking Vanquish.

On February 23, 2017, we announced the execution of a supplemental indenture in respect of our 6.50% Senior Notes due 2021 to allow for appointment of a ‘mandataire ad hoc’. The supplemental indenture also provides for certain information undertakings by us.

On March 13, 2017, we issued US$12.1 million in aggregate principal amount of our 6.50% Senior Notes due 2021 to the relevant charter counterparty to reduce the cash burden of the charter agreement in respect of the Oceanic Champion, an active seismic vessel.

High Yield bonds — (€400 million, 5.875% Senior Notes, maturity 2020)

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

On February 23, 2017, we announced the execution of a supplemental indenture in respect of our 5.875% Senior Notes due 2020 to allow for appointment of a ‘mandataire ad hoc’. The supplemental indenture also provides for certain information undertakings by us.

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

Following the debt exchange offer closed in December 2015, the outstanding aggregate principal amount of our Senior Notes due 2022 was US$419.6 million as of December 31, 2016 (see Term Loans above).

On February 23, 2017, we announced the execution of a supplemental indenture in respect of our 6.875% Senior Notes due 2022 to allow for appointment of a ‘mandataire ad hoc’. The supplemental indenture also provides for certain information undertakings by us.

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

Following the reverse split and the change of nominal value of ordinary shares (see note 15 to our consolidated financial statements) the conversion ratio is now 0.044 share per one bond.

As of December 31, 2016 the debt related to 2020 convertible bonds amounted to €283.6 million (or US$298.9 million).

Convertible bonds — (previously €360 million, now €35 million, 1.25% Senior Notes, maturity 2019)

As a result of the simplified public exchange offer (see Convertible bonds — €360 million, 1.25% Senior Notes, maturity 2020 above), the outstanding amount of the financial liability that corresponds to the 2019 convertible bonds that were not exchanged amounted to €30.3 million (or US$34 million) in the consolidated statement of financial position as of December 31, 2015.

On November 20, 2012, we issued 11,200,995 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2019 for a total nominal amount of €360 million. We used the net proceeds of the issuance to finance a portion of the €1.2 billion acquisition price for the Geoscience Acquisition.

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

Following the reverse split and the change of nominal value of ordinary shares (see note 15 to our consolidated financial statements) the conversion ratio is now 0.044 share per one bond.

As of December 31, 2016 the debt related to 2019 convertible bonds amounted to €32.2 million (or US$33.9 million).

US$250 million Nordic credit facility

The Nordic credit facility described below was replaced in full as part of our fleet ownership changes in April 2017. See “— Operating Results — Factors affecting our results of operations — Fleet ownership changes” above.

On July 1, 2013, CGG Geo Vessels AS entered into a five-year US$200 million financing secured by vessel assets (Geo Coral, Geo Caribbean, Oceanic Challenger) split into two tranches of US$100 million each, the proceeds of which were used in part to reimburse the 2013 tranche of the vendor loan granted by Fugro, and in part to redeem US$125 million aggregate principal amount of our US$350 million 9.50% Senior Notes due 2016. We entered into an interest rate swap to fix the effective rate at 4.4%.

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

•	the minimum interest cover ratio (defined as EBITDAS to total interest costs) was set at 3.00:1.

On December 31, 2016 and March 31, 2017, we obtained consent from the requisite majority of the lenders to waive the leverage ratio and the interest cover ratio threshold as of December 31, 2016 and March 31, 2017 under our Nordic credit facility. In January 2017, we also obtained consent from the requisite majority of the lenders to enable us to pursue certain negotiations with our creditors, and to appoint a ‘mandataire ad hoc’, in each case without such actions constituting an event of default.

The outstanding amount under this facility at December 31, 2016 was US$190 million.

Financial Debt

Gross financial debt was US$2,850.4 million as of December 31, 2016, US$2,884.8 million as of December 31, 2015, and US$2,778.9 million as of December 31, 2014. Net financial debt was US$2,311.6 million as of December 31, 2016, US$2,499.5 million as of December 31, 2015, US$2,419.8 million as of December 31, 2014. The ratio of net debt to equity for the years ended December 31, 2016, 2015 and 2014 was 206%, 191%, and 90%, respectively.

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

The following table presents a reconciliation of net financial debt to financing items of the balance sheet at December 31, 2016, 2015 and 2014 (according to IFRS standards):

	Year ended December 31,
	2016	2015	2014
	(In millions of US$)
Bank overdrafts	1.6	0.7	2.9
Current portion of financial debt(1)	2,782.1	96.5	75.7
Financial debt	66.7	2,787.6	2,700.3

Gross financial debt	2,850.4	2,884.8	2,778.9
Less cash and cash equivalents	(538.8)	(385.3)	(359.1)

Net financial debt	2,311.6	2,499.5	2,419.8

(1)

Out of the US$2,782.1 million of financial debt classified as current liabilities, only US $100.1 million has a maturity of less than 12 months. The rest of it — not due as the Group never breached its financial covenants and having a maturity greater than 12 months — is explained by a pure accounting reclassification due to the application of IAS 1. See note 13 to our consolidated financial statements, included elsewhere in this document for further explanations.

EBIT and EBITDAS

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

The following table presents a reconciliation of EBITDAS and EBIT to net income for the periods indicated:

	Year ended December 31, 2016, 2015 and 2014
	2016	2015	2014
	(In millions of US$)
EBITDAS	273.6	452.8	775.7
Depreciation and amortization	(293.2)	(1,310.6)	(1,031.3)
Multi-client surveys depreciation and amortization	(417.2)	(369.5)	(565.8)
Depreciation and amortization capitalized to multi-client surveys	42.3	72.8	130
Stock based compensation expenses	(2.0)	(3.1)	(6.1)
Operating income	(396.5)	(1,157.6)	(697.5)
Share of (income) loss in companies accounted for under equity method	(8.2)	21.4	(81.7)
EBIT	(404.7)	(1,136.2)	(779.2)
Cost of financial debt, net	(174.2)	(178.5)	(200.6)
Other financial income (loss)	(11.4)	(54.5)	(43.0)
Total income taxes	13.7	(77.0)	(123.8)

Net income (loss)	(576.6)	(1,446.2)	(1,146.6)

For 2016, EBIT at the Group level was a loss of US$405 million, corresponding to a loss of US$221 million before impairment of assets and restructuring costs related to our Transformation Plan and to a loss of US$137 million excluding Non-Operated Resources.

For 2015, EBIT at the Group level was a loss of US$1,136 million, corresponding to an income of US$82 million before impairment of assets and restructuring costs related to our Transformation Plan and an income of US$110 million excluding Non-Operated Resources.

For 2014, EBIT at the Group level was a loss of US$779 million corresponding to an income of US$160 million before restructuring costs related to our Transformation Plan and to an income of US$177 million excluding Non-Operated Resources.

For 2016, Group EBITDAS was US$274 million, representing 23% of operating revenues, US$328 million before restructuring expenses relating to our Transformation Plan, representing 27% of operating revenues and US$350 million excluding Non-Operated Resources.

For 2015, Group EBITDAS was US$453 million, representing 22% of operating revenues, US$661 million before restructuring expenses relating to our Transformation Plan, representing 31% of operating revenues and US$661 million excluding Non-Operated Resources.

For 2014, Group EBITDAS was US$776 million, representing 25% of operating revenues, US$994 million before restructuring expenses relating to our Transformation Plan, representing 32% of operating revenues and US$994 million excluding Non-Operated Resources.

The following table presents EBITDAS by segment:

	Year ended December 31,
	2016	2015	2014
	(In millions of US$)
EBITDAS
Contractual Data Acquisition	(35.9)	(23.8)	(96.3)
Non Operated Resources	(76.5)	(207.2)	(218.0)
GGR	460.4	680.9)	850.8
Equipment	(6.4)	67.9	209.7
Eliminations and other	(68.0)	(65.0)	(163.1)
Consolidated Total	273.6	452.8	775.7

For 2016, Non-Operated Resources EBITDAS included US$(54) million of restructuring expenses relating to our Transformation Plan.

For 2015, Non-Operated Resources EBITDAS included US$(207) million of restructuring expenses relating to our Transformation Plan.

For 2014, Non-Operated Resources EBITDAS included US$(218) million of restructuring expenses relating to our Transformation Plan.

The following table presents a reconciliation of EBITDAS to net cash provided by operating activities, according to our cash flow statement, for the periods indicated:

	Year ended December 31,
	2016	2015	2014
	(In millions of US$)
EBITDAS	273.6	452.8	775.7
Other financial income (loss)	(11.4)	(54.5)	(43.0)
Variance on Provisions	(105.6)	98.5	116.1
Net gain on disposal of fixed assets	0.1	(27.2)	(7.3)
Dividends received from affiliates	13.0	5.1	30.7
Other non-cash items	0.3	(3.0)	44.8
Income taxes paid	(12.6)	(19.2)	(22.9)
Change in trade accounts receivables	320.2	76.8	7.6
Change in inventories and work-in-progress	60.2	53.2	40.3
Change in other current assets	(27.3)	25.7	12.8
Change in trade accounts payables	(98.2)	(144.1)	(73.4)
Change on other current liabilities	(58.2)	(33.5)	(36.3)
Impact of changes in exchange rate	1.0	(22.5)	19.1

Net cash provided by operating activities	355.1	408.1	864.2

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

Free cash flow amounted to outflows of US$174 million in 2016 compared to outflows of US$130 million in 2015 and outflows of US$137 million in 2014. Before restructuring charges relating to the Transformation Plan, free cash flow amounted to outflows of US$7 million in 2016, compared to outflows of US$9 million in 2015 and outflows of US$76 million in 2014.

Contractual obligations

The following table presents payments in future periods relating to contractual obligations as of December 31, 2016:

	Payments due by period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(In millions of US$)
Long-term debt obligations:
— Repayments: fixed rates	20.3	37.4	1,440.0	419.6	1,917.3
— Repayments: variables rates(a)	22.8	775.3	—	—	798.1
— Bonds and facilities interests	163.7	252.7	138.6	14.4	569.4

Total Long-term debt obligations	206.8	1,065.4	1,578.6	434.0	3,284.8

Finance leases:
— Finance lease Obligations: fixed rates	8.2	14.0	13.7	3.5	39.4
— Finance lease Obligations: variables rates(a)	—	—	—	—	—
Total Finance lease obligations	8.2	14.0	13.7	3.5	39.4

Bareboat agreements	78.9	121.3	94.2	239.5	533.9

Other operating lease agreements	59.4	71.8	42.3	61.2	234.7

Total Contractual Obligations(b)	353.3	1,272.5	1,728.8	738.2	4,092.8

Note:	For the purposes of the table above, the various components of the financial debt are presented at their normal maturities even though these debts — except finance lease debt — are presented entirely as current due to the application of IAS 1 (see note 13 to our consolidated financial statements, included elsewhere in this document).
(a)	Payments are based on the variable rates applicable as of December 31, 2016.
(b)	Payments in foreign currencies are converted in US$ at December 31, 2016 exchange rates.

Off-Balance Sheet Arrangements

We have not entered into any other off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

See note 18 to our consolidated financial statements for further details on current off-balance sheet obligations.

Trend information

Currency Fluctuations

We face foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in US dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the US dollar and euro or other currencies may adversely affect our operating results. More than 74% of our turnover was denominated in US dollars in 2016, 2015 and 2014.

Fluctuations in the exchange rate of the US dollar against other currencies, particularly the euro, have had in the past and will have in the future a significant effect upon our results of operations, which are reported now in US dollars. Since we participate in competitive bids for data acquisition contracts that are denominated in US dollars, the depreciation of the US dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in US dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy, we cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of December 31, 2016, we estimated our annual fixed expenses in euros to be approximately €400 million and as a result, an unfavorable variation of US$0.2 in the average yearly exchange rate between the US dollar and the euro would reduce our profit before tax and our shareholders’ equity by approximately US$80 million.

As of December 31, 2016, we and our subsidiaries whose functional currency is the euro had dollar denominated assets and liabilities of US$1,794.5 million and US$1,853.8 million, respectively. Our net exchange rate exposure was US$(59.3) million after hedging.

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

As of December 31, 2016 we have no forward exchange contracts outstanding.

Interest Rates

Drawings under our credit revolving facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, our interest expenses vary in line with movements in short term interest rates. However, 71% of our debt consists of fixed-rate bonds, as well as a number of fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations.

As of December 31, 2016, our net variable-rate assets due in less than one year totaled US$132 million. Our variable interest rate indebtedness carried an average interest rate of 5.1% in 2016 and our investments and other financial assets earned interest at an average rate of 0.8%. As a result, a 1% increase in interest rates would increase our income before tax and shareholders’ equity by US$1.3 million, whereas a 1% decrease in interest rates would decrease our income before tax and shareholders’ equity by US$(1.3) million.

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

We have significant tax losses carried forward that are available to offset future taxation on income earned in certain OECD countries. We recognize deferred tax assets only when the recovery is considered as probable. When financial forecast are revised downward, we consider the depreciation of our deferred tax assets recognized on prior period.

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

Our land and marine seismic data acquisition revenues, in particular in the marine market, are usually seasonal in nature. In the marine market notably, certain basins can be very active and absorb higher capacity during a limited period of the year (such as the North Sea between April and September), triggering significant volatility in demand and price in their geographical markets throughout the year. The marine data acquisition business is, by its nature, exposed to unproductive interim periods due to vessel maintenance and repairs or transit time from one operational zone to another during which revenue is not recognized. Other factors that cause variations from quarter to quarter include the effects of weather conditions in a given operating area, the internal budgeting process of some important clients for their exploration expenses, and the time needed to mobilize production means or obtain the administrative authorizations necessary to commence data acquisition contracts.

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

Our statuts (memorandum and Articles of Association) provide that each Director is elected for a four-year term by the Ordinary Shareholders’ Meeting. There is no obligation for Directors to be French nationals. According to French corporate law, a physical person may simultaneously hold the office of Director in no more than five sociétés anonymes whose registered offices are located on French territory, subject to certain exceptions. The Board’s internal regulations provide that each Director is required to own at least 156 of our shares.

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

Name	Independent(a)	Position	Age	Nationality	Initially appointed(c)		Term expires		Number of shares/ ADS held as of December 31, 2016	Number of shares/ ADS held as of March 31, 2017
Remi Dorval(1)	Yes	Chairman(f)	66	French	2005		2018		749 shares	749 shares
Jean-Georges Malcor	No	Chief Executive Officer & Director(b)	60	French	2011		2019		7,609 shares	7,609 shares
Loren Carroll(2)	Yes	Director	73	US	2007		2017		156 ADS	156 ADS
Michael Daly(1)(4)	Yes	Director	63	English	2015	(d)	2017	(f)	156 shares	156 shares
Anne Guérin, permanent representative of Bpifrance Participations(1)(2)	No	Director	48	French	2016		2020		2,069,530 shares held by Bpifrance Participations And 156 shares held by Anne Guérin	2,069,530 shares held by Bpifrance Participations And 156 shares held by Anne Guérin
Didier Houssin(1)(3)	No	Director	60	French	2015	(e)	2020		156 shares	156 shares
Agnès Lemarchand(2)(3)	Yes	Director	62	French	2012		2017		187 shares	187 shares
Gilberte Lombard(2)(4)	Yes	Director	72	French	2011		2019		635 shares	635 shares
Hilde Myrberg(4)	No	Director	59	Norwegian	2011		2019		156 ADS	156 ADS
Robert Semmens(1)(3)	No	Director	59	US	1999		2019		781 shares	781 shares
Kathleen Sendall(3)(4)	Yes	Director	64	Canadian	2010		2018		156 ADS	156 ADS

(1)	Member of Technology/Strategy Committee.
(2)	Member of Audit Committee.
(3)	Member of Appointment-Remuneration Committee.
(4)	Member of HSE/Sustainable Development Committee.

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

(f)

Term of office was renewed on May 27, 2016 pursuant to Section 9 § 1 of the Articles of Association authorizing the Board to further extend the office of the Chairman, once or several times for a total period not exceeding three years.

Mr. Remi Dorval is a graduate of the École Centrale de Paris, the Institut d’Études Politiques and the École Nationale d’Administration. He has been Chairman of our Board of Directors since June 4, 2014. He served as a civil Board member of the Direction des Hydrocarbures of the Industry Ministry from 1979 to 1984 and a civil Board member of the Direction du Trésor of the Economy and Finance Ministry from 1984 to 1986. Between 1986 and 1990, he was successively, within the International Bank of Western Africa, General Manager of the US Branch in New York, then Managing Director of a subsidiary in Gabon and then Executive Vice President in charge of Treasury, Financial Markets Department and Asset Management. Until 2010, he was Chief Executive Officer and Director of Soletanche-Bachy Entreprise, Senior Executive Vice President of Soletanche Freyssinet, Director, Chairman and Chief Executive Officer of Solétanche Bachy France, Chairman of Forsol, Chairman of SB 2007, a Director of SHPIC, Bachy Soletanche Holdings, SBUSA, Soldata Iberia and Nicholson. He was also a member of the Supervisory Board of CGG Holding BV. He was Executive Vice President of Vinci, a Euronext Paris-listed company from 2010 to 2015. He also served as Chairman of La Fabrique de la Cité and is now a Member of the Advisory Board of the latter.

Mr. Jean-Georges Malcor is a graduate of the École Centrale de Paris, holds a Doctorate from the École supérieure des Mines de Paris and a Master in Science from Stanford University. He has been Chief Executive Officer of CGG SA since June 30, 2010 and a Director of CGG SA since May 4, 2011. From January 1, 2010 to June 30, 2010, he served as President of CGG. Mr. Malcor began his career at the Thales group as an acoustic engineer (1983-1987) in the Underwater Activities division, where he was in charge of hydrophone and geophone design and towed streamer programs. He then moved to Sydney-based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Mr. Malcor became Director of Marketing & Communications (1991), then Director, Foreign Operations, of Thomson Sintra Activités Sous-Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, he became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time, he operated the Sydney based Wooloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations, at Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales, including ship design, building and maintenance. In January 2009, he became Senior Vice President in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. He also serves as Chairman of the Board of Directors of Sercel Holding SA, and as a member of the Board of Directors of the Arabian Geophysical and Surveying Company (ARGAS), a company 49% held by the CGG Group. He is also a Director, member of the Audit Committee and member of the Supervisory Board of STMicroelectronics (a company listed on Euronext Paris, the New York Stock Exchange and Borsa Italiana), a member of the Supervisory Board of Fives SA, General Manager of SCI l’Australe, Chairman of the Board of Directors of Universcience Partenaires, Director of Oceanides association and of the École Centrale Supélec, and an active member of EVOLEN and of Cluster Maritime Français.

Mr. Loren Carroll joined our Board of Directors on January 12, 2007. Until that date, Mr. Carroll had been a Director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco LLC. and was also Executive Vice President of Smith International, Inc. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International held a 60% interest in M-I Swaco L.L.C. Until 2010, he was a Director of Smith International and a member of the Supervisory Board of CGG Holding BV. Mr. Carroll currently serves as Chairman of the Board of Directors of KBR Inc.

Mr. Michael Daly is a graduate of The University College of Wales, Leeds University (PhD) and Harvard Business School (PMD). Mr. Daly is a British geologist, oil and gas executive and academic. He joined the Geological Survey of Zambia in 1976, mapping the remote Muchinga Mountains of northeast Zambia. He began his business career with BP in 1986 as a research geologist. After a period of strategy work and E&P positions in Venezuela, the North Sea and London, he became President of BP’s Middle East and S. Asia E&P business. In 2006, Mr. Daly became BP’s Global Exploration Chief and a Group Vice President. He served on BP’s Group Executive Team as Executive Vice President from 2010, and retired in 2014 after 28 years with the company. He currently serves as Senior Director at Macro Advisory Partners, Non-Executive Director with Tullow Oil, as Visiting Professor in Earth Sciences at The University of Oxford and Director of Daly Advisory and Research Ltd.

Ms. Anne Guérin, permanent representative of Bpifrance Participations, is a graduate of ESCP EUROPE Business School. She joined Banque du Développement des PME in 1991, first as associate in a regional office, setting up medium and long term loans for SME’s, and then in the Marketing Division in the headquarters. In 2000 she joined Avenir Entreprises (Private Equity - Investment in small caps) where she was Investment Director until 2005. After a 3-year stay in Ireland where she dedicated her time to non-profit organizations such as Irish Blind Sports and ATD Fourth World, she became Regional Director of Bpifrance Ile-de-France Ouest in 2008. In 2014, she became Head of Export Finance for Bpifrance in charge of setting up and launching this new activity for the group. She currently also serves as Board member of VoisinMalin, a French non-profit organization working on social empowerment in poor districts.

Mr. Didier Houssin graduated from the École nationale d’administration and has a Master’s degree in International Law from Université de Paris 1 - La Sorbonne. He also has a degree in Political Science from the Institut d’études politiques de Paris. On April 8, 2015, Didier Houssin was appointed Chairman and CEO of IFP Energies Nouvelles. Prior to that, in December 2012, he was appointed Director of Sustainable Energy Policy and Technology at the International Energy Agency (IEA). In this role, he was responsible for the development of low-carbon technologies and energy transition (ETP scenarios to 2050, technology roadmaps, carbon capture and sequestration and the IEA’s international RD&D network). From July 2007 to October 2012, he was Director of Energy Markets and Security at the IEA. In this role, he was responsible for analyzing energy markets, in particular oil, gas, electricity and renewable energies, and overseeing security of supply. Before joining the IEA, Mr. Houssin had wide-ranging experience in numerous posts both in the French Government and the private industrial sector. From 1997 to 2004, he was Director of Energy and Mineral Resources in the French Ministry of Economy and Finances, and from 2004 to 2007, he was Managing Director of BRGM, the French Geological Survey, with extensive management responsibilities over the 850-strong group. From 1987 to 1990, Mr. Houssin held a position in European Affairs at Total, where he was responsible for developing EU strategy. He currently also serves as Chairman of Tuck Foundation (France) and Chairman of the ANCRE (Alliance Nationale de Coordination de la Recherche pour l’Énergie)

Ms. Agnès Lemarchand joined our Board of Directors on September 21, 2012. She graduated from ENSCP (French engineering school) and holds a Master’s degree from MIT (chemical engineering) and an MBA from INSEAD. She started her career in various positions within the Rhone-Poulenc group, where she worked from 1980 to 1985. In 1986, she was appointed Chief Executive Officer of Industrie Biologique Française, a company in the Health segment of the Rhone Poulenc Group in the US. In 1991, she joined the group Ciments Français as Chief Executive Officer of Prodical, the industrial minerals segment, from 1991 to 1996. In 1997, she joined the Lafarge Group, and was Head of Strategy for the Specialty products segment. From 1999 to 2004, she was Chief Executive Officer of Lafarge Lime, where she developed the lime business in Europe and North America. In 2004, she led a management buyout of the UK lime business and in 2005, she founded Steetley Dolomite Ltd, and was its Executive Chairman until 2014, when the company was sold to Lhoist. She has served as member of the Supervisory Board (representing Bpifrance Participations), member of the Audit Committee, member of the Appointment and Remuneration Committee of Vivescia Industries (formerly named SICLAE). She currently serves as Director and member of the Financial Statements Committee of Saint Gobain, and as member of the Board of Directors and the Audit Committee of Biomérieux (two companies listed on Euronext Paris). She is Chairman of Orchad SAS.

Ms. Gilberte Lombard joined our Board of Directors on May 4, 2011. She held various financial positions within HSBC France (formerly Credit Commercial de France) from 1990 until her retirement in February 2011. She began her career as a financial analyst and then joined the M&A department of Credit Commercial de France. After Credit Commercial de France was privatized in 1987, she became the Investor Relations Officer in charge of relationships with financial analysts and institutional investors. She also coordinated the information policy for both major bank shareholders and individual bank shareholders from 1987 to 2000. In 2000, she was appointed as head of financial transactions in charge of structuring and implementing sales, acquisitions and mergers for HSBC France (which by now had taken over Credit Commercial de France) and managing its industrial and financial portfolio. She was appointed a member of the Board and the Audit Committee of several companies within the HSBC group in France. She was also appointed as Secretary of the Board of Directors in 1990. Ms. Lombard continues to serve as a member of the Supervisory Board, member of the Audit Committee and member of the Remuneration Committee of Zodiac Aerospace, and as Director, Chairman of the Remuneration Committee and member of the Strategic Committee of Robertet SA, two Euronext Paris-listed companies. She is a Director of the Vernet Retraite association. Ms. Lombard holds a Masters degree in Economic Sciences and is a graduate of the INSEAD Advanced Management Program. She is Chevalier de la Légion d’Honneur.

Ms. Hilde Myrberg joined our Board of Directors on May 4, 2011. Until her retirement in 2012, she held the positions of Senior Vice President of Corporate Governance and Compliance at Orkla ASA, a Norwegian company listed on the Oslo Stock Exchange and operating in branded consumer goods, aluminum solutions, materials, renewable energy and financial investments, where she also served as Secretary of the Board until her retirement in 2012. From 2006 to 2011, she was Executive Vice President at Orkla ASA where she was the head of corporate functions, including human resources, communication, legal and internal audit. Previously, she served as head of the markets sector at Hydro Oil & Energy until 2006, where she oversaw activities ranging from platform to market oil and gas and the power and renewable energy business. From 2005 to 2007, she was a Board member of Kongsberg Automotive ASA. From 2006 to 2011, she served as Board member of Borregaard AS, Sapa AB and Orkla Brands AS (Orkla subsidiaries). She also served as a Director of Renewable Energy Corporation ASA from 2009 to 2012 and as a member of the Supervisory of Jotun AS. She served as a Director and Vice-Chairman of the Board of Petoro AS from 2006 to 2016, and as Chairman of the Appointment-Remuneration Committee of CGG. She now also serves as a Director of Norges Bank (the Central Bank of Norway and the Norwegian Bank Investment Management), as a Director of Nordic Mining ASA (listed on the Oslo Stock Exchange) and she is a member of the Nomination Committee of Det Norske Oljeselskap ASA (listed on the Oslo Stock Exchange) and NBT AS. Ms. Myrberg holds a law degree from the University of Oslo and an MBA from INSEAD. She also studied French civilization at the Sorbonne in Paris.

Mr. Robert Semmens is a private investor and adjunct professor of finance at the Leonard N. Stern School of Business (New York University). He holds a law degree from Northwestern University School of Law and an MBA in Finance and Accounting from the J.L. Kellogg Graduate School of Management at Northwestern University. He was Vice President of Goldman Sachs & Co. in Investment Banking, and at J. Aron and Principal Investing, all in energy related businesses. He was co-founder of The Beacon Group, where he raised and co-managed private equity funds in the energy business. Mr. Semmens joined the Board of CGG in connection with an investment made by the Beacon Group in CGG in 1999. At CGG, he has served on the Audit, Appointment-Remuneration and Strategic Committees of the Board and has been a Director of Sercel. He has served on more than 15 boards, all in the energy business. He currently serves as a Director of MicroPharma Ltd (Canada) and Bronco Holdings LLC (USA).

Ms. Kathleen Sendall joined our Board of Directors on May 5, 2010. She is a mechanical engineering graduate of Queen’s University (Ontario), holds an Honorary Doctorate from the University of Calgary and is a graduate of the Western Executive Program. She began her career as a junior process engineer for Petro-Canada in 1978, and then was a project engineer for compressor station design and construction at Nova, an Alberta corporation for two years. Ms. Sendall held various positions within Petro-Canada between 1984 and 1996. From 1996 to 2000, she was Vice President Engineering & Technology, and was Vice President, Western Canada Development & Operations until 2002. Ms. Sendall was appointed Senior Vice President, North American Natural Gas of Petro-Canada from 2002 to 2009. She was also a Governor on the Board of Governors of the University of Calgary until 2010 and Governor and Chair of the Board of the Canadian Association of Petroleum Producers. Mrs. Sendall is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA). She also serves as a Director of ENMAX, as trustee of the Ernest C. Manning Awards Foundation and as Chairman of the Board of Directors of Emission Reductions Alberta. Ms. Sendall was invested as a member of the Order of Canada in 2011 and was awarded the Queen’s Jubilee Medal in 2012.

Executive Officers

Under French law and our current statuts, the Chief Executive Officer has full executive authority to manage our affairs and has full power to act on our behalf and to represent us in dealings with third parties, subject only to (i) the corporate purpose of the Company, (ii) those powers expressly reserved by law to the Board of Directors or our shareholders and (iii) limitations that the Board of Directors may resolve, such limitations not being binding on third parties. The Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and remove the Chief

Executive Officer at any time. In accordance with French corporate law, our current statuts provide that the Board of Directors may either elect one person to assume both the position of Chairman and the position of Chief Executive Officer or it may elect two different people to fill the positions. The Board of Directors decided to separate the roles of Chairman and Chief Executive Officer. Since June 4, 2014, Mr. Dorval has held the position of Chairman, and since June 30, 2010, Mr. Malcor has held the position of Chief Executive Officer. Our current statuts also allow that the Board of Directors to appoint up to five Corporate Officers (Directeurs Généraux Délégués or Corporate Officers) upon proposal of the Chief Executive Officer, whether or not this person is also the Chairman of the Board. Stéphane-Paul Frydman, Pascal Rouiller and Sophie Zurquiyah were each appointed as Corporate Officers by our Board of Directors. Their role as Corporate Officer was terminated on January 4, 2017 upon decision of the Board of Directors.

The following table sets forth the names of members of our Corporate Committee and their current positions with us.

Name	Current position
Jean-Georges Malcor	Chief Executive Officer
Stéphane-Paul Frydman	Group Chief Financial Officer
Pascal Rouiller	Chief Operating Officer
Sophie Zurquiyah	Chief Operating Officer
David Dragone	Executive Vice President, Human Resources

Mr. Stéphane-Paul Frydman, 53, is a graduate of the École Polytechnique of Paris and the École des Mines of Paris. He has been Group Chief Financial Officer since January 2007 and served as Corporate Officer from February 29, 2012 to January 4, 2017. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG Group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was, from April 2000 to November 2002, an Investor Officer of Butler Capital Partners, a private equity firm and from June 1997 to March 2000, Industrial Advisor to the French Minister of the Economy and Finances. Mr. Frydman is currently a Director of CGG Holding (U.S.) Inc. and Chairman of the Board of Directors of CGG International SA. He is in charge of the Finance and General Secretary Functions, as well as the Strategy and Investors’ relations departments.

Mr. Pascal Rouiller, 63, is a graduate of the École Centrale de Paris. He served as Corporate Officer from February 29, 2012 to January 4, 2017. Before that time, Mr. Rouiller served as Vice President for the Asia-Pacific region from May 1992 to September 1995, then as Vice President of our Product segment from October 1995 to December 1999. In 1999, he was appointed Chief Operating Officer of the Sercel Group and has acted as Chairman and Chief Executive Officer of Sercel SAS since September 2005. Mr. Rouiller is now Chairman of Sercel SAS, Sercel Holding SAS and CGG Services SAS, Chairman of the Board of Directors of Sercel (Beijing) Technological Services Co. Ltd. and of Sercel Australia Pty. Ltd., Chairman of the Board of Sercel Canada Ltd., Chairman of the Board of Directors of Hebei Sercel Junfeng Geophysical Prospecting Equipment Co. Ltd., Director of Sercel Singapore Private Ltd., Director and Chief Executive Officer of Sercel Inc., and Director of Seabed Geosolutions B.V. (a Dutch company 40% held by the CGG Group). He is in charge of the Acquisition and Equipment Business Lines and of Risk Management/HSE/Sustainable Development for the Group.

Ms. Sophie Zurquiyah, 50, served as Corporate Officer from September 1, 2015 to January 4, 2017. She has also been Senior Executive Vice President, GGR segment since February 4, 2013. She joined CGG after 21 years in the oilfield services industry, working for Schlumberger in P&L and in positions covering R&D and Operations, in France, the United States and Brazil. Her most recent roles include Chief Information Officer (CIO), President of Data and Consulting Services that provided Processing, Interpretation and Consulting services for most of Schlumberger’s Business Lines, and Vice President of Sustaining Engineering that included all support and improvements to commercial products, services and technologies worldwide. She serves as Senior Executive Vice President of CGG Services (U.S.) Inc. She is in charge of the GGR Business Lines, Global Operational Excellence and Technology.

Mr. David Dragone, 41, is Executive Vice President, Human Resources, a position he has held since April 2013. Based in Paris, Mr. Dragone leads CGG’s HR Corporate Function which assists and advises CGG management in their missions of developing the women and men of CGG, designing and implementing organizational changes, and supporting the business and its employees. Prior to this appointment David served as SVP, Talent Management & People Development. He began his career working for Schlumberger where he held various HR positions over a period of seven years, ranging from his first assignment as Compensation and Benefits Analyst to his last assignment with Schlumberger as HR Director for the EMEA region and for all the Product Centers of WesternGeco. He then worked for Areva for six years, where he held the position of VP, HR, first for its Mining Division and then for its Front End Division. Mr. Dragone graduated with a Master’s in Economics from Paris Panthéon-Sorbonne University and a Master’s in Human Resources from Paris Assas University.

Compensation

a) General principles

Pursuant to Article L.225-37 of the Commercial Code, the compensation of the Chairman of the Board, the Chief Executive Officer and the Corporate Officers (Directeurs Généraux Délégués) is defined by the Board of Directors upon proposal from the Appointment-Remuneration Committee.

The Chairman of the Board of Directors, the Chief Executive Officer and the three Corporate Officers who served over the 2016 fiscal year (Directeurs Généraux Délégués) will be hereinafter referred to as the “Executive Officers”.

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

Chief Executive Officer and Corporate Officers

The Board of Directors and the Appointment-Remuneration Committee pay particular attention to ensure that the compensation policy applied is linked to the performance of the Company and focuses on creating long-term value and the fulfillment of annual financial objectives. Consequently, significant weight is given to the variable component of the compensation package, in both the short term and the long term, whereas a lower weight is assigned to the fixed component, as compared to general market practice.

The annual short term aggregate compensation includes a fixed element, a variable bonus and benefits in kind (company car). The bonus for a given fiscal year is determined and paid during the first semester of the following fiscal year. The target amount of the short term variable incentive (the target being paid when 100% of the quantitative and qualitative objectives are achieved) applied to the Chief Executive Officer and the Corporate Officers is expressed as a percentage of the fixed part of the compensation. It is equal to 100% of the fixed salary for the Chief Executive Officer and to 75% of the fixed salary for the Corporate Officers.

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

The long term compensation (incentive plans) is based on the multi-annual performance of the Company.

b) Annual fixed and variable compensation of the Executive Officers for 2015 and 2016 fiscal years

Compensation of Mr. Remi Dorval, Chairman of the Board of Directors

The gross fixed compensation earned by and paid by the Company and its subsidiaries to Mr. Remi Dorval, Chairman of the Board of Directors, for fiscal years 2015 and 2016, is set forth in the table below.

For fiscal year 2015, during a meeting held on March 26, 2015, the Board of Directors resolved that Mr. Dorval would benefit, as Chairman of the Board of Directors, from a fixed amount of Directors’ fees, set at €65,000, and from a fixed remuneration set at €115,000. In addition, he benefited from a benefit in kind (company car), the value of which was deducted from his fixed compensation.

For fiscal year 2016, the Board of Directors resolved that Mr. Dorval would benefit, as Chairman of the Board of Directors, from a fixed amount of Directors’ fees, set at €57,200 per year, and from a fixed remuneration set at €109,750 per year. In addition, he benefited from a benefit in kind (company car), corresponding to €3,360 per year, in addition to his fixed compensation.

	2015				2016
Remi Dorval Chairman of the Board of Directors	Amounts earned		Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€112,001.22		€112,001.22		€109,750.00		€109,750.00
Annual variable compensation	N/A		N/A		N/A		N/A
Multi-annual variable compensation	N/A		N/A		N/A		N/A
Exceptional compensation	N/A		N/A		N/A		N/A
Retirement Indemnity	N/A		N/A		N/A		N/A
Director’s fees	€65,000.00	(1)	€78,395.82	(2)	€57,700.00	(3)(4)	€65,000.00	(1)
Benefits in kind	€2,560.00		€2,560.00		€3,360.00		€3,360.00
Total	€179,561.22		€192,957.04		€170,810.00		€178,110.00

(1)	Paid in January 2016 for fiscal year 2015.
(2)	Paid in January 2015 for fiscal year 2014.
(3)	Paid in February 2017 for fiscal year 2016.
(4)	Includes an amount of €500 as travel indemnity according to the Directors’ compensation principles described below.

For fiscal year 2017, upon the recommendation of the Appointment-Remuneration Committee, during a meeting held on April 6, 2017, the Board of Directors resolved that Mr. Dorval would benefit, as Chairman of the Board of Directors, from a fixed remuneration set at €115,000 per year, to which the actual amount borne by the Company with respect to his company car will be deducted. This benefit in kind (company car) amounts to €3,360. The fixed amount of Directors’ fees for the 2017 fiscal year will be set at €57,200, subject to the approval of the global envelope of Directors’ fees by the General Meeting to be convened to approve the 2016 financial statements.

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

For fiscal year 2015, during a meeting held on March 26, 2015, the Board of Directors resolved that the variable compensation of Mr. Malcor would be composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group EBIT (25% weighting), and EBITDAS minus tangible and intangible investments made in the course of the fiscal year (25% weighting);

•

Qualitative criteria based on the achievement of individual objectives, related to Group governance, implementation of our Group transformation plan, relations with our major customers, shareholders and financial market, our promotion and development in the industry, operational performance and human resources.

The level of achievement for each objective was determined by the Board of Directors but is not disclosed for confidentiality reasons.

In 2015, Mr. Jean-Georges Malcor’s objectives were achieved at 76% of the target amount of his variable compensation and of his fixed compensation.

For fiscal year 2016, during a meeting held on March 24, 2016, the Board of Directors resolved that the variable compensation of Mr. Malcor would be composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group operating income (25% weighting), and EBITDAS minus tangible and intangible investments made in the course of the fiscal year (25% weighting);

•

Qualitative criteria based on the achievement of individual objectives, related to the implementation of the Group transformation plan, the relations with our major customers, the relations with the Board of Directors, the shareholders and the financial community, strategy and development of the Group in the industry and outside the oil and gas industry, human resources and the improvement of the Group HSE performance.

The level of achievement for each objective was determined by the Board of Directors but is not disclosed for confidentiality reasons.

In 2016, Mr. Jean-Georges Malcor’s objectives were achieved at 61% of the target amount of his variable compensation and of his fixed compensation. The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Jean-Georges Malcor in fiscal years 2015 and 2016 are set forth below:

	2015			2016
Jean-Georges Malcor Chief Executive Officer	Amounts earned	Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€630,000.00	€630,000.00		€630,000.00		€630,000.00
Annual variable compensation	€480,087.00	€233,100.00	(1)	€384,216.00	(2)	€480,087.00	(3)
Multi-annual variable compensation(4)	N/A	N/A		N/A		N/A
Exceptional compensation	N/A	N/A		N/A		N/A
Director’s fees	N/A	N/A		N/A		N/A
Benefits in kind	€11,880.00	€11,880.00		€11,880.00		€11,880.00
Total	€1,121,967.00	€874,980.00		€1,026,096.00		€1,121,967.00

(1)	Paid in March 2015 for fiscal year 2014.
(2)	Paid in March 2017 for fiscal year 2016.
(3)	Paid in March 2016 for fiscal year 2015.
(4)

Additional details on the multi-annual variable compensation implemented on June 25, 2015 and June 23, 2016 are provided below. No compensation was earned or paid pursuant to this mechanism in 2015 and 2016.

For fiscal year 2017, upon the recommendation of the Appointment-Remuneration Committee, during a meeting held on April 6, 2017, the Board of Directors decided to maintain the amounts of the fixed compensation and benefit in kind (company car) for Mr. Malcor, which were set at €630,000 and €11,880, respectively. With respect to his variable compensation for 2017, the quantitative criteria will be based on the achievement of budget objectives, as follows: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group EBITDAS minus tangible and intangible investments made during the fiscal year (25% weighting), and Group operating income (25% weighting). The level of achievement for each objective will be precisely determined by the Board of Directors but is not disclosed for confidentiality reasons.

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

For fiscal year 2015, during a meeting held on March 26, 2015, the Board of Directors resolved that the variable compensation of Mr. Frydman would be composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group EBIT (25% weighting), and EBITDAS minus tangible and intangible investments made in the course of the fiscal year (25% weighting);

•

Qualitative criteria based on the achievement of individual objectives, related to Group governance, internal control, management of our financial resources, relations with investors and the financial market as a whole, strategy and management of our capital employed and human resources.

The level for achievement of each objective was determined by the Board of Directors but is not disclosed for confidentiality reasons.

In 2015, Mr. Frydman’s objectives were achieved at 76% of the target amount of his variable compensation and 57% of his fixed compensation.

For fiscal year 2016, during a meeting held on March 24, 2016, the Board of Directors resolved that the variable compensation of Mr. Frydman would be composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group operating income (25% weighting), and EBITDAS minus tangible and intangible investments made in the course of the fiscal year (25% weighting);

•

Qualitative criteria based on the achievement of individual objectives, related to Group governance, internal control, management of our financial resources, relations with investors and the financial market as a whole, strategy and management of our capital employed and human resources.

The level for achievement of each objective was determined by the Board of Directors but is not disclosed for confidentiality reasons.

In 2016, Mr. Frydman’s objectives were achieved at 61% of the target amount of his variable compensation and 46% of his fixed compensation.

The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Frydman in fiscal years 2015 and 2016 are set forth below:

	2015			2016
Stéphane-Paul Frydman Corporate Officer	Amounts earned	Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€346,080.00	€346,080.00		€346,080.00		€346,080.00
Fixed compensation as Executive Officer	€80,000.00	€80,000.00		€80,000.00		€80,000.00
Annual variable compensation	€243,522.00	€131,020.00	(1)	€194,892.00	(2)	€243,522.00	(3)
Multi-annual variable compensation(4)	N/A	N/A		N/A		N/A
Exceptional compensation	N/A	N/A		N/A		N/A
Director’s fees	N/A	N/A		N/A		N/A
Benefits in kind	€4,800.00	€4,800.00		€4,800.00		€4,800.00
Total	€674,402.00	€561,900.00		€625,772.00		€674,402.00

(1)	Paid in March 2015 for fiscal year 2014.
(2)	Paid in March 2017 for fiscal year 2016.
(3)	Paid in March 2016 for fiscal year 2015.
(4)

Additional details on the multi-annual variable compensation implemented on June 25, 2015 and June 23, 2016 are provided below. No compensation was earned or paid pursuant to this mechanism in 2015 and 2016.

Pascal Rouiller

The variable part of Mr. Rouiller’s compensation is based on qualitative criteria (individual objectives), accounting for a third of the variable compensation, and quantitative criteria (financial objectives), accounting for two-thirds of the variable compensation. His target amount was set at 75% of his fixed compensation.

For fiscal year 2015, during a meeting held on March 26, 2015, the Board of Directors resolved that the variable compensation of Mr. Rouiller would be composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Group free cash flow (25% weighting), Group external revenues (12.5% weighting), Group EBITDAS minus tangible and intangible investments made during the fiscal year (12.5% weighting), Equipment EBITDAS minus tangible and intangible investments made during the fiscal year (12.5% weighting), Equipment segment production (12.5% weighting), Group EBIT (12.5% weighting), and Equipment segment EBIT (12.5% weighting);

•	Qualitative criteria based on the achievement of individual objectives, related to HSE, our Group performance plan, technology, strategic development of the Equipment segment and human resources.

The level of achievement for each objective was determined by the Board of Directors but is not disclosed for confidentiality reasons.

In 2015, Mr. Rouiller’s objectives were achieved at 67% of the target amount of his variable compensation and 50% of his fixed compensation.

For fiscal year 2016, during a meeting held on March 24, 2016, the Board of Directors resolved that the variable compensation of Mr. Rouiller would be composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group operating income (25% weighting), and EBITDAS minus tangible and intangible investments made in the course of the fiscal year (25% weighting);

•

Qualitative criteria based on the achievement of individual objectives, related to the execution of the Group transformation plan, the relations with the customers, the Board of Directors, shareholders and investors, strategy and future development of the Group, human resources and HSE performance.

The level of achievement for each objective was determined by the Board of Directors but is not disclosed for confidentiality reasons.

In 2016, Mr. Rouiller’s objectives were achieved at 61% of the target amount of his variable compensation and 46% of his fixed compensation.

The gross fixed and variable compensations paid by the Company and its subsidiaries to Mr. Pascal Rouiller, in fiscal years 2015 and 2016 are set forth below:

	2015				2016
Pascal Rouiller Corporate Officer	Amounts earned		Amounts paid		Amounts earned		Amounts paid
Fixed compensation	€346,080.00	(1)	€346,080.00	(1)	€346,080.00	(1)	€346,080.00	(1)
Fixed compensation as Executive Officer	€80,000.00		€80,000.00		€80,000.00		€80,000.00
Annual variable compensation	€213,844.00		€120,368.00	(2)	€194,892.00	(3)	€213,844.00	(4)
Multi-annual variable compensation(5)	N/A		N/A		N/A		N/A
Exceptional compensation	N/A		N/A		N/A		N/A
Director’s fees	N/A		N/A		N/A		N/A
Benefits in kind	€5,280.00		€5,280.00		€5,280.00		€5,280.00
Total	€645,244.00		€551,728.00		€626,252.00		€645,244.00

(1)	Including €12,000 paid pursuant to his position as Executive Officer in Sercel SAS.
(2)	Paid in March 2015 for fiscal year 2014.
(3)	Paid in March 2017 for fiscal year 2016.
(4)	Paid in March 2016 for fiscal year 2015.
(5)

Additional details on the multi-annual variable compensation implemented on June 25, 2015 and June 23, 2016 are provided below. No compensation was earned or paid pursuant to this mechanism in 2015 and 2016.

Sophie Zurquiyah

Ms. Sophie Zurquiyah has been appointed Corporate Officer from September 1, 2015 to January 4, 2017. The Board of Directors resolved that, in addition to her duties as Corporate Officer, she would continue her employment contract with CGG Services (U.S.) Inc. (a US subsidiary of CGG SA), i.e. the supervision of the Subsurface Imaging, Multi-client New Ventures, GeoSoftware and GeoConsulting Business Lines. Such position being technically distinct from her position as Corporate Officer, she continued to benefit from a distinct compensation for such services. The compensation due in respect of her employment contract with CGG Services (U.S.) Inc. was not amended after her appointment as Corporate Officer. The Board of Directors resolved to allocate a fixed compensation amounting to €80,000.00 per year to Ms. Sophie Zurquiyah for her position as Corporate Officer.

For fiscal years 2015, Ms. Sophie Zurquiyah did not receive any other variable compensation than the one due for her position as Chief Operating Officer.

For fiscal year 2016, the variable part of Ms. Sophie Zurquiyah’s compensation is based on qualitative criteria (individual objectives), accounting for a third of the variable compensation, and quantitative criteria (financial objectives), accounting for two-thirds of the variable compensation. Her target amount was set at 75% of her fixed compensation. The variable compensation of Ms. Zurquiyah was composed as follows:

•

Quantitative criteria based on the achievement of budget objectives: Group free cash flow (25% weighting), Group external revenues (25% weighting), Group operating income (25% weighting), and EBITDAS minus tangible and intangible investments made in the course of the fiscal year (25% weighting);

•

Qualitative criteria based on the achievement of individual objectives, related to the operational, financial, quality and HSE performance of the GGR Business Lines, the execution of the Group transformation plan, the strategic development of GGR, the proper operation of the technology and shared support functions of CGG, and human resources.

The level of achievement for each objective was determined by the Board of Directors but is not disclosed for confidentiality reasons.

In 2016, Ms. Zurquiyah’s objectives were achieved at 61% of the target amount of her variable compensation and 45.5% of her fixed compensation.

The gross fixed and variable compensations paid by the Company and its subsidiaries to Ms. Zurquiyah, in fiscal years 2015 and 2016 are set forth below:

	2015				2016
Sophie Zurquiyah Corporate Officer	Amount searned		Amount spaid		Amount searned		Amount spaid
Fixed compensation	€448,915.00	(1)	€448,915.00	(1)	€452,200.00	(2)	€452,200.00	(2)
Fixed compensation as Executive Officer	€26,668.00	(3)	€26,668.00	(3)	€80,000.00		€80,000.00
Annual variable compensation	€248,073.81	(4)	€206,051.00	(4)(5)	€242,164.00	(6)	€249,898.00	(7)
Multi-annual variable compensation(8)	N/A		N/A		N/A		N/A
Exceptional compensation	N/A		N/A		N/A		N/A
Director’s fees	N/A		N/A		N/A		N/A
Benefits in kind	N/A		N/A		N/A		N/A
Total	€723,656.81		€681,634.00		€774,364.00		€782,098.00

(1)

The fixed compensation of Ms. Zurquiyah pursuant to her employment agreement is paid in US dollars. The above information is presented in euros, based on an average US$/€ exchange rate of 0.8978 over the fiscal year 2015.

(2)

The fixed compensation of Ms. Zurquiyah pursuant to her employment agreement is paid in US dollars. The above information is presented in euros, based on an average US$/€ exchange rate of 0.9044 over the fiscal year 2016.

(3)	Ms. Zurquiyah was appointed as Corporate Officer as of September 1, 2015. Therefore, the fixed compensation in this respect was paid on a prorate basis as of September 1, 2015.
(4)

The annual variable compensation of Ms. Zurquiyah relating to 2015 was paid in US dollars. The above information is presented in euros, based on an average US$/€ exchange rate of 0.8978 over the fiscal year 2015.

(5)	Paid in March 2015 for fiscal year 2014. This annual variable compensation relates to her employment agreement only.
(6)

Paid in March 2017 for fiscal year 2016. This annual variable compensation relates to her employment agreement only. No annual variable compensation was paid to Ms. Zurquiyah in the course of 2017 pursuant to her position as Corporate Officer which was terminated on January 4, 2017. The annual variable compensation paid in 2017 to Ms. Zurquiyah was paid in US dollars. The above information is presented in euros, based on an average US$/€ exchange rate of 0.9044 over the fiscal year 2016.

(7)

Paid in March 2016 for fiscal year 2015. This annual variable compensation relates to her employment agreement only. No annual variable compensation was paid to Ms. Zurquiyah in the course of 2016 pursuant to her position as Corporate Officer. The annual variable compensation paid in 2016 to Ms. Zurquiyah was paid in US dollars. The above information is presented in euros, based on an average US$/€ exchange rate of 0.9044 over the fiscal year 2016.

(8)

Additional details on the multi-annual variable compensation implemented on June 25, 2015 and June 23, 2016 are provided below. No compensation was earned or paid pursuant to this mechanism in 2015 and 2016.

Multi-annual bonus plan in the form of performance units

On June 25, 2015, and June 23, 2016, the Board of Directors of the Company, upon the Appointment-Remuneration Committee’s proposal, implemented a multi-annual bonus system in the form of performance units, replacing the performance shares plans with a twofold objective:

•	Implementation of a globally harmonized remuneration mechanism consistent with the growing internalization of our Group, and

•

Establishment of a closer link between the remuneration of the main senior executives and the share price and overall economic performance of the Group taken as a whole on a mid-term basis (three years).

The Corporate Committee members (including the Chief Executive Officer and the Corporate Officers) along with the senior executives of the Group and certain additional employees that contributed to the Group performance or that have strong evolution potential within the Group are eligible for the plan.

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

The performance units allocated to the Chief Executive Officer and the Corporate Officers by the Board of Directors on June 25, 2015 and June 23, 2016 are set forth below:

Name of the Executive Officer	Date of Board meeting		Maximum number of Performance Units	Valuation of performance units pursuant to the method used for consolidated financial statements (€)	Acquisition date
Jean-Georges MALCOR Chief Executive Officer	06.25.2015		27,500	68,000	06.25.2018

Stéphane-Paul FRYDMAN Corporate Officer	06.25.2015		12,500	31,000	06.25.2018

Pascal ROUILLER Corporate Officer	06.25.2015		12,500	31,000	06.25.2018

Sophie ZURQUIYAH Corporate Officer	06.25.2015	(a)	10,000	25,000	06.25.2018

Jean-Georges MALCOR Chief Executive Officer	06.23.2016		108,960	63,000	06.23.2019

Stéphane-Paul FRYDMAN Corporate Officer(b)	06.23.2016		49,600	29,000	06.23.2019

Pascal ROUILLER Corporate Officer(b)	06.23.2016		49,600	29,000	06.23.2019

Sophie ZURQUIYAH Corporate Officer(b)	06.23.2016		49,600	29,000	06.23.2019

(a)	As of the date of this plan, Ms. Zurquiyah was not yet Executive Officer of the Company.
(b)	The Board of Directors, in its meeting held on January 4, 2017, resolved to terminate the office of Messrs. Frydman and Rouiller and of Ms. Zurquiyah as Corporate Officers.

Corporate Committee

As of December 31, 2016, the compensation of the members of Corporate Committee consists of a fixed element and a bonus.

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

The aggregate compensation of our Corporate Committee, including the Executive Officers paid in fiscal year 2016 was €3,548,207 including the benefits in kind but excluding Directors’ fees, if any.

Contractual indemnity in case of termination

Chief Executive Officer

Agreement in force until January 4, 2017

On June 4, 2014, the Board of Directors renewed the term of office of Mr. Jean-Georges Malcor for a three-year period, and also renewed, for the duration of his term in office, the terms and conditions of the advantages granted to Mr. Jean-Georges Malcor in case of termination of his term of office, which were previously approved by the Board of Directors on May 10, 2012 and ratified at the General Meeting of May 3, 2013. The renewal of the advantages was ratified at the General Meeting held on May 29, 2015.

These advantages are the following:

Mr. Jean-Georges Malcor does not benefit from any contractual termination indemnity, except in case of a forced departure relating to a change of control or a change of strategy. In such case, his indemnity shall be equal to the difference between:

(i)	a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Jean-Georges Malcor during the 12-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Jean-Georges Malcor over the 36-month period preceding his departure date, (hereinafter “the Reference Annual Compensation”), and

(ii)	any sum to which Mr. Jean-Georges Malcor may be entitled as a result of his departure from the Group, including any sums to be paid pursuant to his non-competition agreement.

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

Payment of the full amount of the special termination indemnity is subject to the fulfillment of two out of three aforementioned conditions. If only one condition is fulfilled, then Mr. Jean-Georges Malcor will be entitled to receive only 50% of the special termination indemnity.

Finally, pursuant to said Article L.225-42-1 of the French Commercial Code in particular, the Board of Directors shall verify prior to the payment of the special severance payment (i) that the performance conditions described above are duly fulfilled and (ii) that the payment of such special termination indemnity complies with the Corporate Governance Code applicable at the date of departure.

Amended agreement dated January 4, 2017:

On January 4, 2017, the Board of Directors amended the triggering events and the performance conditions of the advantages granted to Mr. Jean-Georges Malcor in case of termination of his term of office. They are now as follows:

Mr. Jean-Georges Malcor is entitled to receive the special termination indemnity in case of dismissal, non-renewal of his term of office or in any other event of a forced departure linked to a change of control resulting in a substantial change in situation or a change of strategy.

The payment of the special termination indemnity will depend on the level of the average rate of achievement of the objectives relating to Mr. Jean-Georges Malcor’s variable compensation calculated over the three financial years preceding his departure date as follows:

•	If such average rate is below 40%, no special termination indemnity will be paid;

•	If such average rate is higher than 40%, the special termination indemnity will be equal to 100% of the Reference Annual Compensation.

The other provisions of the agreement remain unchanged.

Pursuant to said Article L.225-42-1 of the French Commercial Code, this amended agreement shall be subject to the ratification of the General Meeting convened to approve the 2016 financial statements.

Corporate Officers (Directeurs Généraux Délégués)

The benefits to be granted to Messrs. Frydman and Rouiller in the case of their departure from the Group were renewed by the Board of Directors on February 25, 2015 upon renewal of their term of office and were ratified by the General Meeting of May 29, 2015.

The benefits to be granted to Ms. Zurquiyah in the case of departure from the Group were approved by the Board of Directors on July 30, 2015 and were ratified during the General Meeting of May 27, 2016.

These benefits include the following:

Messrs. Frydman and Rouiller and Ms. Zurquiyah will benefit from a special termination indemnity in the event of a forced departure relating to a change of control or a change of strategy. The amount of such indemnity shall be equal to the difference between:

(i)	a gross amount of 200% of the gross fixed compensation paid by the Company and/or any of its affiliates during the 12-month period preceding their departure date, to which is added the annual average of the variable compensation paid by the Company and/or any of its affiliates over the 36-month period preceding their departure date (hereinafter “the Reference Annual Compensation”), and

(ii)	any other amounts to which they may claim in case of departure from the Group, particularly, the indemnities that could be paid in connection with their non-compete agreement referred to below.

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

Payment of the full amount of the special termination indemnity is subject to the fulfillment of two out of three aforementioned conditions. Should only one of the conditions be fulfilled, then the beneficiary would only be entitled to 50% of his/her special termination indemnity.

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

In consideration for this undertaking, Mr. Jean-Georges Malcor will be entitled to receive compensation corresponding to 100% of his Reference Annual Compensation as defined in the protection letters related to payment of the contractual indemnity in case of termination of his office.

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

General benefits plan

Chairman of the Board of Directors

On March 26, 2015, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by Article L.225-38 et seq. of the French Commercial Code, the extension of the Group’s general benefits plan (applicable to all employees) to Mr. Remi Dorval. This agreement was ratified during General Meeting held on May 29, 2015.

Chief Executive Officer

On June 30, 2010, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by Article L.225-38 et seq. of the French Commercial Code, the extension of the Group’s general benefits plan (applicable to all employees) to Mr. Jean-Georges Malcor. This agreement was ratified by the General Meeting held on May 4, 2011.

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

On March 2, 2016, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by Article L.225-38 et seq. of the French Commercial Code, the application of the collective benefit plan applicable to all employees of the Group to Ms. Zurquiyah. Accession to this benefit plan is compulsory since, as Corporate Officer, Ms. Zurquiyah receives a remuneration from the Company. This agreement was ratified during the General Meeting held on May 27, 2016.

Individual insurance covering loss of employment

Pursuant to the procedure applicable to related-party agreements set forth by Article L.225-38 et seq. of the French Commercial Code, the Board of Directors authorized, on June 30, 2010, the Company to subscribe with GSC Gan, as from July 1, 2010, an individual insurance policy covering loss of employment, in favor of Mr. Jean-Georges Malcor. The annual subscription fee payable by the Company amounts to €10,571.13 for 2016. This insurance provides for the payment of a maximum of 13.4% of his 2016 target compensation (corresponding to €169,910), for a duration of 12 months. This agreement was ratified during the General Meeting held on May 4, 2011.

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

In light of the cyclical nature of the seismic market, which may result in volatility in the variable component of remuneration, the average used for purposes of the plan is composed of the three highest payments received during the seven years preceding the date of retirement.

Furthermore, to participate in the plan, beneficiaries must comply with the following cumulative conditions:

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

As of December 31, 2016, the Company’s commitment under the supplemental retirement plan for Mr. Jean-Georges Malcor, Chief Executive Officer, Mr. Stéphane-Paul Frydman and Mr. Pascal Rouiller, Corporate Officers, corresponds to an annual pension equal to 17%, 30% and 26% of their annual 2016 target compensation, respectively.

The aggregate present benefit value of this supplemental plan as of December 31, 2016 was €12,295,566 of which €833,983 has been recorded as an expense for fiscal year 2016.

Of such present benefit value, the portions relating to (i) Mr. Jean-Georges Malcor, Chief Executive Officer, are €3,004,684 and €352,812 respectively, (ii) Mr. Stéphane-Paul Frydman, Corporate Officer, are €2,081,369 and €169,189 respectively and (iii) Mr. Pascal Rouiller, Corporate Officer are €4,135,851 and €181,648 respectively.

Pursuant to her US employment contract, Ms. Sophie Zurquiyah benefits from a US supplemental retirement defined contribution plan (401k).

Directors’ compensation

Directors (excluding our Chief Executive Officer) as a group received aggregate compensation of €584,280 in February 2017 (compared to a €680,000 envelope authorized by the General Meeting held on May 27, 2016) for services provided in their capacity as Directors during fiscal year 2016. This amount is divided into a fixed and variable component on the basis of one-third of the basic amount for function and two-thirds for presence as described hereafter. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to Directors except for our Chief Executive Officer (“Supplemental Retirement Plan”).

Allocation of the basic amount:

The fixed component is calculated on the basis of one share for each Director and an additional share as a Committee member. The remuneration of any Director appointed in the course of the year is calculated on a pro-rata temporis basis.

The variable component linked to the participation in committees and Board meetings is calculated on the basis of two shares for each meeting of the Board, one share for each committees or the Joint Committees, and 1.5 share for Board or Committee Chairs (this rule will apply as well to a Chairman attending a Joint Committee meeting of all committees). A Director who participates in a Board committee’s meeting as a guest does not receive any fee.

Allocation of the lump sum:

Audit Committee

In addition to the basic amount, a lump sum is allocated as follows:

•	€10,000 for the Chairman of the Audit Committee;

•	€5,000 for each other Audit Committee member, i.e. a global amount of €20,000 for 4 members.

Travel indemnity

A travel indemnity is also applicable to each Director (whatever his/her nationality), including for the annual Board seminar

•	€2,000 per intercontinental travel;

•	€500 per travel in the same continent.

Chairman of the Board of Directors

The Chairman benefits from a fixed amount of Directors’ fees of €57,200. In addition, he receives a fixed compensation as Chairman amounting to €109,750. He also benefits from a company car, corresponding to an amount of €3,360 per year, in addition to his fixed compensation.

Chief Executive Officer

The Chief Executive Officer, who is also a Director of the Company, does not receive Directors’ fees.

Stock options and performance shares

Pursuant to applicable law, Directors, except the Chief Executive Officer, are not entitled to be allocated stock options and/or performance shares of the Company.

Non-Executive Directors

The following table sets forth the amounts CGG paid to its Directors, for the years ended December 31, 2015 and December 31, 2016:

Name	Amount paid to CGG’s Directors for fiscal year 2016	Amount paid to CGG’s Directors for fiscal year 2015
Olivier Appert(1)	n.a.	€42,637.35
Bpifrance Participations(2)	€30,174.04	n.a.
Loren Carroll	€54,837.40	€69,686.99
Michael Daly(3)	€40,628.42	€16,336.37
Jean-Yves Gilet(4)	n.a.	€18,326.50
Anne Guérin(5)	€23,983.35	€43,856.86
Didier Houssin(6)	€52,349.44	€26,358.11
Agnès Lemarchand	€46,929.43	€65,960.44
Gilberte Lombard	€72,328.86	€84,618.03
Hilde Myrberg	€63,586.94	€100,376.78
Robert F. Semmens	€59,629.14	€82,477.95
Kathleen Sendall	€66,119.87	€83,236.70
Daniel Valot(7)	€16,013.11	€61,651.97
Terence Young(8)	n.a.	€36,133.49

(1)	Mr. Appert resigned on July 30, 2015.
(2)	Bpifrance Participations was appointed by the General Meeting held on May 27, 2016.
(3)	Mr. Daly was appointed by cooptation in place of Mr. Young, on September 30, 2015.
(4)	Mr. Gilet resigned on April 15, 2015.
(5)

Ms. Guérin was appointed by cooptation in place of Mr. Gilet, on April 22, 2015. This appointment was ratified by the General Meeting held on May 25, 2015. Her office as Director ended after the General Meeting on May 27, 2016.

(6)	Mr. Houssin was appointed by cooptation in place of Mr. Appert, on July 30, 2015.
(7)	The office of Mr. Valot as Director ended after the General Meeting on May 27, 2016.
(8)	Mr. Young resigned on July 30, 2015.

As of December 31, 2016, our Directors and Executive Officers held an aggregate1 of 16,236 shares and 467 ADS of CGG. As of December 31, 2016, none of our Directors and Executive Officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.

Board practices

The Company complies with the AFEP-MEDEF Code of corporate governance for listed companies (the “AFEP-MEDEF Code”). This Code is available on the website of the MEDEF (www.medef.fr).

The Appointment-Remuneration Committee and the Board review the qualification of the Directors as independent on an annual basis before release of the annual reports.

[1]	This includes the number of shares held by Mrs. Anne Guérin in her capacity as permanent representative of the legal entity Bpifrance Participations, which is itself a Director of the Company. The number of shares directly held by Bpifrance Participations has not been taken into account for this calculation.

In accordance with Article 8.2 of the AFEP-MEDEF Code, the Board of Directors considers that a Director is independent when he or she has no relationship of any kind whatsoever with the company, its group or its management that may impair his or her freedom of judgment. The Appointment-Remuneration Committee and the Board of Directors rely on the criteria set out by the AFEP-MEDEF Code to assess the independence of each Director as follows:

Name of the Director	Criterion no. 1	Criterion no. 2	Criterion no. 3	Criterion no. 4	Criterion no. 5	Criterion no. 6	Criterion no. 7	Qualification of independence established by the Board of Directors
Remi DORVAL	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Jean-Georges MALCOR	No	No	Yes	Yes	Yes	Yes	Yes	No
Loren CARROLL	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Michael DALY	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Bpifrance Participations, represented by Anne GUERIN	Yes	Yes	Yes	Yes	Yes	Yes	No	No
Didier HOUSSIN	Yes	Yes	Yes	Yes	Yes	Yes	No	No
Agnès LEMARCHAND	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Gilberte LOMBARD	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Hilde MYRBERG	No	Yes	Yes	Yes	Yes	Yes	Yes	No
Robert SEMMENS	Yes	Yes	Yes	Yes	Yes	No	Yes	No
Kathleen SENDALL	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Daniel VALOT	Yes	Yes	Yes	Yes	Yes	No	Yes	No

Yes = compliance with the AFEP-MEDEF Code in relation to independence criteria

No = non-compliance with the AFEP-MEDEF Code in relation to independence criteria

These criteria are the following:

Criterion no. 1: not to be:

—	an employee or an Executive Officer of the corporation, or
—	an employee or an Executive Officer or a Director:
¡	of a company consolidated by the corporation, or
¡	of the company’s parent company, or
¡	of a company that the parent company consolidates

and not having been in such a position for the previous five years;

Criterion no. 2: not to be an Executive Officer of a company in which the corporation holds a directorship, directly or indirectly, on in which an employee appointed as such or an Executive Officer of the corporation (currently in office or having held such office during the last five years) is a Director;

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

Criterion no. 7: not to represent a significant shareholder of the company holding more than 10% of the voting rights.

With regard to the criterion relating to the business relationship, there is no business relationship between, on the one hand, Directors and/or companies in which they hold an office and, on the other, the Company or its group. Therefore, in the absence of such a relationship, in 2016, the Board of Directors did not have to assess the significant nature of any business relationship with regard to criteria determined in relation with the characteristics of the company and the business relationship in question.

Finally, the Board of Directors also confirmed that Mr. Remi Dorval, who qualified as independent before his appointment as Chairman of the Board, continued to meet all of the criteria set out by the AFEP-MEDEF Code.

In its meeting held on March 2, 2017, the Board therefore confirmed that six out of the eleven Directors who were sitting on the Board at that time qualified as independent (i.e. more than half of the Board members, which is compliant with the recommendation of the AFEP-MEDEF Code1): Ms. Agnès Lemarchand, Ms. Gilberte Lombard and Ms. Kathleen Sendall and Messrs. Loren Carroll, Remi Dorval and Michael Daly.

The Board of Directors carries out any controls and checks it deems appropriate.

In 2016, the Board of Directors of the Company met ten times. The average attendance rate of Directors at these meetings was 90.52%.

The table below summarizes the individual attendance rate of Directors in office at December 31, 2016 to the Board meetings.

Directors	Attendance rate to the Board meetings in 2016
Remi DORVAL	100%
Jean-Georges MALCOR	100%
Loren CARROLL	80%
Michael DALY	90%
Anne GUERIN, permanent representative of Bpifrance Participations(1)	100%
Didier HOUSSIN	90%
Agnès LEMARCHAND	60%
Gilberte LOMBARD	100%
Hilde MYRBERG	90%
Robert SEMMENS	90%
Kathleen SENDALL	100%

(1)	Director since May 27, 2016

Statutory, consolidated and interim financial statements — Annual Shareholders’ Meeting:

The Board approved the Company’s annual financial statements and the 2015 consolidated annual financial statements and reviewed the interim quarterly and half-year results for fiscal year 2016 and the 2016 forecasts and the 2017 pre-budget. The Board also convened the General Meeting of Shareholders held in May 2016 and approved the reports and resolutions to be submitted to shareholders’ approval.

Governance:

The Board approved the renewal of the Chairman’s term until the General Meeting to be held to approve the financial statements of the fiscal year ending December 31, 2017. The Board also approved the amendments to its internal rules and regulations pursuant to Regulation (EU) no 596/2014 of the European Parliament and of the Council of April 16, 2014. The Board also approved the non-audit services pre approval policy and the amendments to the Audit Committee charter pursuant to the new European regulation on audit.

The Board reviewed the qualification of Directors as independent and the method of allocation of Directors’ fees and the composition of the Board committees.

[1]	The AFEP-MEDEF Code recommends that independent Directors should account for half the members of the Board of Directors in widely-held corporations without controlling shareholders.

Compensation:

The Board approved the compensation components for the Senior Executive Officers for fiscal year 2016. The Board also decided to implement (i) a stock option plan for certain employees of the Group and a specific plan for the four serving Corporate Officers and the members of the Corporate Committee subject to performance conditions, and (ii) a performance units plan for certain employees of the Group and the members of the Corporate Committee, the allocation being subject to performance conditions.

The Board also determined that the performance conditions set out in the stock option plan dated June 26, 2012 applicable to the Senior Executive Officers and the former Executive Committee members (3rd batch), the stock option plan dated June 24, 2013 applicable to the Senior Executive Officers and the other members of the Corporate Committee (2nd batch) and in the stock option plan dated June 26, 2014 (1st batch) were not met.

Financial and strategic transactions:

The Board implemented a €350 million capital increase in cash with preferential subscription rights in favor of holders of existing shares, which was approved by the General Meeting on January 11, 2016. This capital increase was dedicated to financing the Transformation Plan. The Board also approved the amendments to the French revolving facility agreement and the US revolving facility agreement and implemented the related security agreements1.

The Board also approved the strategic orientations of the group for 2016.

Finally, the Board, in accordance with the authority granted to it by the General Meeting, implemented (i) the reverse share split on the Company’s shares by allocating one new ordinary share with a nominal value of €12.80 in exchange for 32 ordinary shares with a nominal value of €0.40 and (ii) the related share capital reduction through the diminution of the nominal value of the share.

The Internal Rules and Regulations of the Board of Directors define the composition, duties and operating procedures of the Board committees. The Audit Committee and the Appointment-Remuneration Committee have their own charter. They are appended to the Internal Rules and Regulations of the Board of Directors and are available on the Company’s website (www.cgg.com).

Appointment-Remuneration Committee:

a) Responsibilities:

The responsibilities of this Committee in terms of propositions and/or recommendations to be made to the Board of Directors relate to:

1.	the compensation to be paid to the Senior Executive Officers (“mandataires sociaux”) to be appointed from time to time, including the procedures for setting the variable part thereof and the grant of possible benefits in kind;

2.	all provisions relative to the retirement of the Senior Executive Officers considered as “mandataires sociaux”;

3.	for the “mandataires sociaux”, the deferred elements of the compensation packages (pension, severance payment) to be submitted to the Shareholders’ Annual Meeting;

4.	the evaluation of financial consequences on the Company’s financial statements of all compensation elements for “mandataires sociaux”;

5.	the contracts between the Company and a “mandataire social”;

[1]	The general terms and conditions of these financial transactions were previously approved by the Board of Directors in December 2015.

6.	the possible candidacies for filling Director’s positions, positions as Senior Executive Officer considered as “mandataire social” or positions as a member of a Board Committee.

7.	the periodical review of the independence of Board members;

8.	the Directors’ fees level and their allocation rules;

9.	the realization of capital increases reserved for the employees; and

10.	the installation of cash and/or share compensation plans.

In addition to the responsibilities described above, this Committee is also in charge of:

1.	examining compensation of the Corporate Committee (“C-Com”) members and its evolution;

2.	carrying out performance evaluation of the Board and its Committees;

3.	carrying out performance evaluation of the Chairman of the Board and the Chief Executive Officer;

4.	reviewing the succession planning process of C-Com members;

5.	ensuring compliance of compensation and benefits policies with all applicable regulations;

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

b) Composition:

As of the date of this report, the members of the Committee are as follows:

Kathleen Sendall (Chairman)(*)

Didier Houssin

Robert Semmens

Agnès Lemarchand (*)

(*)	independent director

Until December 1, 2016, this Committee was composed of five members including three independent directors. Ms. Hilde Myrberg, having been appointed as Chairman of the Board of Directors of CGG Services (Norway) AS, the Norwegian operating subsidiary of the Group, she lost her quality of independent Director (application of criterion # 1 in the table relating to independence of Directors). As a result, Ms. Hilde Myrberg resigned from her position within the Appointment-Remuneration Committee which is now composed of four members of whom two are independent. Taking into consideration the expertise of its members, the presence of half of independent directors and the reasons for the lack of independence of the other two members (term exceeding 12 years for one and position of Executive Officer of a shareholder who became a minority shareholder, but acting jointly with Bpifrance Participations for the other), the Board considered that, in this new set up, the Committee was able to fulfil its tasks in a satisfactory manner independently of the management.

The Chairman of the Board and the Chief Executive Officer are involved in the work of the committee relating to the appointment of Directors.

c) Activity:

In 2016, this Committee met seven times. The average meeting attendance rate was 77.14%.

During these meetings, the Committee examined, inter alia, (i) the compensation of the Chairman of the Board, of the Chief Executive Officer and of the Corporate Officers (“Directeurs Généraux Délégués”) and their 2016 objectives, (ii) the compensation of the other members of the C-Com, (iii) the amount of the Directors’ fees, (iv) the implementation of the new LTI program1, (v) the report on the qualification of Directors as independent prior to its submission to the Board of Directors, (vi) the paragraphs in the annual reports’ (including the management report, Document de Référence and our annual report on Form 20-F) regarding the compensation of the “mandataires sociaux”, (vii) the 2016 bonus plans, (viii) the succession planning, (ix) the implementation of the evaluation process for the Board and the Chief Executive Officer, (x) the composition of Board and its Committees, and (xi) the appointment of Bpifrance Participations as Director.

Principles and rules to determine the remuneration of the Executive Officers:

Pursuant to Article L.225-37 of the Commercial Code, the compensation of the Chairman of the Board, the Chief Executive Officer and the Corporate Officers (Directeurs Généraux Délégués) is defined by the Board of Directors upon proposal from the Appointment-Remuneration Committee.

The setting of the compensation for the Chief Executive Officer and the Corporate Officers of the Company is regularly reviewed against the practices of other companies operating in the Company’s sector and in comparable compensation markets on the basis of studies carried out by specialized external firms.

Chairman of the Board of Directors:

The compensation of the Chairman of the Board of Directors comprised a fixed element (from which is deducted the amount of his benefit in kind (company car) and a fixed amount of Directors’ fees. He does not benefit from any other kind of compensation.

Chief Executive Officer and Corporate Officers:

The Board of Directors and the Appointment-Remuneration Committee pay particular attention to ensure that the compensation policy is linked to the performance of the Company and focuses on creating long-term value and the fulfillment of annual financial objectives (quantitative criteria) and the achievement of individual objectives (qualitative criteria). Consequently, significant weight is given in the structure of their compensation to the variable part of the compensation package, both short term and long term, whereas a lower weight is assigned to the fixed part compared to market practice.

The annual short term aggregate compensation includes a fixed element, a variable bonus and benefits in kind (company car). The bonus for a given fiscal year is determined and paid during the first semester of the following fiscal year. The target amount of the short term variable incentive (the target being paid when 100% of the quantitative and qualitative objectives are achieved) applied to the Chief Executive Officer and the Corporate Officers is expressed as a percentage of the fixed part of the compensation. It is equal to 100% of the fixed salary for the Chief Executive Officer and to 75% of the fixed salary for the three Corporate Officers.

Finally, in case of financial overachievement, the allocation of short term variable incentive compensation may involve:

•	the quantitative criteria (financial objectives) for a maximum of 133.3% of the fixed salary for the Chief Executive Officer and of 100% of the fixed salary for the Corporate Officers, and

[1]	Descriptions of the stock option and performance unit plans implemented in 2016 are set forth in item 11 of the “2016 Additional Document” available on our website.

•	the qualitative criteria (individual objectives) for a maximum of 66.6% of the fixed salary for the Chief Executive Officer and of 50% of the fixed salary for the Corporate Officers.

The long term compensation (incentive plans) is based on the multi-annual performance of the Company.

A detailed description of the compensations paid in 2016 to the Senior Executive Officers is set forth in the management report of Item 6 – Directors, Senior Management and Employees. Information relating to deferred severance indemnity and supplementary retirement plan are also included.

Technology/Strategy Committee:

a) Responsibilities:

The Technology/Strategy Committee’s assignments are to study:

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

The Committee regularly invites other Directors who are interested in its work, to participate in its assignments. The Committee reports on its work to the Board of Directors.

b) Composition:

As of the date of this report, the members of the Committee are as follows:

Remi Dorval(*) (Chairman)

Michael Daly(*)

Anne Guérin

Didier Houssin

Robert Semmens

(*)	independent director

c) Activity:

In 2016, the Committee met eleven times. The attendance rate of Committee members at these meetings was 88.89%. At these meetings, the Committee reviewed the Group’s strategic perspectives, the 2016-2018 business plan (and its updates) and the 2017-2019 business plan. The Committee analyzed and assessed the Group’s various existing financial restructuring options (both in the short term and the long term) and received regular updates from the management as to the state of the discussions with each category of creditors.

In terms of its ongoing activities, in 2016 the Committee reviewed the competition, the multi-client market and the world seismic fleet. The Committee was also presented an update on the current technological projects and the strategic contracts.

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

b) Composition:

As of the date of this report, the members of the Committee are as follows:

Michael Daly(*) (Chairman)

Kathleen Sendall(*)

Gilberte Lombard(*)

Hilde Myrberg

(*)	independent director

Mr. Michael Daly has been chairing the Committee since January 1, 2017. During fiscal year 2016, the Committee was chaired by Ms. Kathleen Sendall.

c) Activity:

In 2016, the Committee met three times. The attendance rate of Committee members was 90%.

During these meetings, the Committee reviewed the following items: (i) the high potential incidents that occurred in the Land and Marine as well the Group HSE indicators, (ii) the review of specific risks (security risks, marine lifting and handling risks, road transportation risks), (iii) the HSE good practices implemented within the Group and the actions implemented in terms of sustainable development.

Audit Committee:

Pursuant to its charter, the Audit Committee is responsible for assisting the Board of Directors and, as such for preparing its assignments.

a) Responsibilities:

The Audit Committee shall report regularly on its duties and responsibilities to the Board of Directors. The Committee also reports on the audit process of the financial statements, on how such process contributed to the integrity of the financial statements and the role the Committee played in such process. The Committee is required to immediately inform the Board of any difficulty encountered in the process.

In this scope, the Committee is specifically in charge of:

•	Assignments relating to accounts and financial information:

In accordance with the provisions of Section L.823-19 of the Commerce Code, the Audit Committee is in charge of monitoring the financial reporting process and shall make any relevant recommendation in order to ensure its integrity, including:

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

In accordance with the provisions of Section L.823-19 of the Commerce Code, the Audit Committee shall monitor the effectiveness of the Company’s internal control and risk management systems, and, if need be, of internal audit systems, in relation to the preparation and treatment of accounting and financial information, without prejudicing internal audit’s independence. In connection therewith, the Committee’s responsibilities include:

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

•	Assignments relating to internal audit:

•	Reviewing with General Management and the EVP Global Operational Excellence, Internal Audit and Risk Management/HSE/SD:

•	the organization and operation of the internal audit;

•	the activities and in particular the missions proposed in the scope of the internal audit plan approved by management and presented to the Committee;

•	results of internal audit reviews.

•	Assignments relating to external audit:

•	Reviewing with the statutory auditors their annual audit plan;

•	Hearing, if necessary, the statutory auditors without General Management being present;

•

Monitoring the procedure for selection of the auditors and issuing a recommendation to the Board of Directors on the statutory auditors whose appointment or renewal is to be submitted to the Shareholders’ Meeting. Such recommendation is to be prepared in accordance with Section 16 of Regulation (EU) n° 537/2014 (the “Regulation”); the Audit Committee is also responsible for issuing a recommendation when the renewal of the auditors is contemplated under the conditions set forth in Section L.823-3-1 of the Commerce Code;

•

Monitoring the auditors’ compliance with the independence conditions defined in Section L.822-9 to L.822-16 of the Commerce Code and take any measures necessary to the application of paragraph 3 of Section 4[1] of Regulation (EU) n°537/2014 and make sure that the conditions set forth in Section 6 of the Regulation are complied with;

•

Following the way the auditors fulfill their mission and take into account the statements and conclusions issued by the Haut conseil du commissariat aux comptes as a result of their review pursuant to Section L.821-9 et seq. of the Commerce Code;

•	Approving the supply of non-audit services referred to in Section L.822-11-2, pursuant to the policy prepared by the Audit Committee and ratified by the Board of Directors;

•	Discussing, possibly individually the audit work with the statutory auditors and General Management and reviewing regularly with management the auditors’ fees. Within the framework

[1]	When the total fees received from a public-interest entity in each of the last three consecutive financial years are more than 15% of the total fees received by the statutory auditor or the audit firm or, where applicable, by the group auditor carrying out the statutory audit, in each of those financial years, such a statutory auditor or audit firm or, as the case may be, group auditor, shall disclose that fact to the audit committee and discuss with the audit committee the threats to their independence and the safeguards applied to mitigate those threats. The audit committee shall consider whether the audit engagement should be subject to an engagement quality control review by another statutory auditor or audit firm prior to the issuance of the audit report.

of a procedure that it determines annually, the Committee has sole authority to authorize performance by the auditors and/or by the members of their network of services not directly relating to their auditing mission.

•	Other assignments:

•	Reviewing with management and, when appropriate, the external auditors the transactions binding directly or indirectly the Company and its Executive Officers;

•	Handling, anonymously, any feedback relating to possible internal control problem or any problems of an accounting or financial nature.

Finally, the General Management of the Company must report any suspected fraud of a significant amount to the Committee so that the Committee may proceed with any investigation that it deems appropriate.

The following persons attend the Committee meetings: the Chairman of the Board of Directors, the Chief Executive Officer, the Corporate Officers, the relevant members of the E-Com, the Chief Executive Officer, the Senior Vice President Group Chief Accounting Officer, the auditors, the EVP Global Operational Excellence, Internal Audit and Risk Management/HSE/SD who presents an update on significant missions at least twice a year.

The Audit Committee usually meets before each session of the Board of Directors. For practical reasons that are linked to the presence of Director residing abroad, meetings of the Audit Committee are held in general on the eve of the Board of Directors. In order that this constraint does not prevent the proper functioning of the Committee, the Chairman of the Board and the Chief Executive Officer ensure that the members of the Committee receive the necessary documents and information sufficiently in advance in order to have sufficient time to be able to review the accounts.

Minutes of each meeting are taken. Furthermore, the Chairman of the Committee reports on its work at every Board of Directors’ meeting. This report is recorded in the minutes of the Board of Directors’ meeting.

b) Composition:

As of the date of the present report, the members of the Committee are as follows:

Gilberte Lombard (Chairman)(*)

Loren Carroll(*)

Anne Guérin

Agnès Lemarchand(*)

(*) independent director

Ms. Gilberte Lombard was appointed as Financial Expert by the Board of Directors in 2013 pursuant to Section 407 of Sarbanes Oxley Act.

Both Ms. Gilberte Lombard and Mr. Loren Carroll qualify as independent members of the Committee with specific competences in financial and accounting matters pursuant to Article L.823-19 of the French Commercial Code.

Ms. Gilberte Lombard developed an extensive financial and accounting expertise through the various financial responsibilities she has held within the HSBC Group (previously Crédit Commercial de France), where she spent her career. After the privatization of Credit Commercial de France (1987), she was the Investor Relations Officer, in charge of the relation with financial analysts and institutional investors, and coordinated the information policy vis-a-vis the shareholders of the bank: major shareholders as well as individual shareholders.

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

Mr. Loren Carroll, through the positions he held over 15 years within Arthur Andersen, developed an extensive accounting and auditing practice, and gained particular experience with public companies. He then became Chief Financial Officer of Smith International, a supplier of products and services to the oil and gas, petrochemical, and other industrial markets. Within Smith International, he was in charge of investor relations, supervision of financial activities of Public Corporation (NYSE) and merger, acquisitions and strategic development.

Both Ms. Gilberte Lombard and Mr. Loren Carroll are therefore very familiar with the financial and accounting specificities of our industrial sector and those linked to our international activities.

In compliance with the provisions of the AFEP-MEDEF Code, two thirds of the Committee is composed of independent Directors.

c) Activity:

In 2016, the Committee met eight times with an average attendance rate of Committee members of 80.56%.

During these meetings, the Committee reviewed draft versions of the annual consolidated financial statements for 2015 (and in particular the impairment tests), the statutory financial statements for 2015 and the 2016 half-year statutory financial statements and the consolidated financial statements for the first quarter, the first semester and the third quarter of 2016. It also reviewed the 2016 forecasts. The Committee also provided to the Board its recommendations concerning these financial statements. The Committee reviewed the Chairman’s report on Board of Directors’ Composition, Preparation and Organization of the Board of Directors’ Work and on Internal Control and Risk Management, the 2015 annual report on Form 20-F and the Document de Référence.

The Committee also met with the external auditors without General Management being present. During this meeting, the auditors and the Committee had an overview of the audit work performed for the closing of the 2015 financial statements.

In addition, the Committee was regularly kept informed of the Group’s situation with respect to cash, debt, mid-term refinancing, cash flow forecasts and the Group’s hedging policy. The Committee reviewed the multi-client activity including an in-depth review of its accounting principles and the analysis of the impact of the amendment of IAS38 on the accounts.

The 2016/2015 risk mapping, before and after mitigation has been presented to the Audit Committee. In this scope, the Committee also approved and implemented the annual review plan of the main risks of the Group and of certain specific risks that it determined. In this scope, in particular, the Committee reviewed the project management risk, intellectual property risk, the joint venture risks, the business interruption risk and monitored the Ethics Committee’s actions. The Committee also follows the commercial consultants network of the Group on a regular basis.

The Committee also examined the work to be performed by the statutory auditors in the scope of their audit on the 2016 financial statements and approved their fee estimates for this work. The audit reviews are mostly focused on significant risks which may impact the financial statements. In compliance with the Committee’s procedures for its prior approval of non-audit services provided by the members of our auditors’ network, the Committee reviewed such services performed in 2016 and approved them as necessary. The Committee also reviewed the effects of the audit reform on said procedure and on its charter and amended them accordingly.

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

The Committee also follows the evolution of the Group’s legal perimeter and, in particular the rationalization program for the Group’s legal structures.

Employees

As of December 31, 2016, we had 5,766 permanent employees worldwide. Of the total number of permanent employees, 1,697 belong to the Equipment segment, 1,031 to the Acquisition segment, 2,457 to the GGR segment and 581 to the Group Functions, which includes shared services and corporate. 38 were employed by the holding company CGG SA. We have never experienced a material work stoppage and consider our relations with our employees to be constructive. A significant number of our permanent employees are technicians and persons holding engineering degrees; we have developed significant in-house training programs to sustain this high level of technical skills.

Our workforce of permanent employees decreased from 7,277 as of December 31, 2015 to 5,766 as of December 31, 2016. This decrease was due to the reduction of our seismic fleet, the implementation of the restructuring plan and the overall downturn of the oil and gas business.

The 2016 turnover rate was 20.17% (total) or 4.89% (if only voluntary leavers are taken into account). The total turnover rate was 17.22% for 2015.

Our international activity led us to recruit fewer employees in 2016 (a total of 114). We are looking for experienced technical profiles as well as young graduates, especially for the GGR segment. The talents we integrate, coupled with the expertise of our teams, enable us to be at the forefront of innovation.

In connection with the Transformation Plan, we are strengthening our focus on internal mobility with the support of our HR Country, Hub and Business Lines teams to enhance our employees’ development in this context.

In accordance with French law each of our French subsidiaries (representing a total of 1,393 employees) has an Employee Representation Committee (Work Council — Comité d’Entreprise) consisting of representatives elected by our employees. The Work Council reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to working conditions and is regularly informed of economic developments. Elections held in November 2015 within the scope of the Unité Économique et Sociale CGG SA and CGG Services SAS have led to the composition of a new Comité d’Entreprise as of December 2015. Elections in the Sercel Group of Companies in France have been conducted in 2013 and all the Employee Representation Committees have been renewed.

Similarly elected employee representatives are in place for our field and expatriate staff employed by CGG International, set up under the specifications of the Swiss Code des Obligations. Marine Commission election took place in December 2012 and led to the formation of a new Commission in 2013 and whose mandate was extended for an additional year with the agreement of the employee representatives in order to implement the restructuring plan in 2016. Election for the Land Commission in September 2013 confirmed existing representatives for another three years.

In Singapore, 93 people were represented under the collective agreement as of December 31, 2016. This represents 52.5% of our Singaporean workforce. These employees are represented by the Singapore Industrial and Services Employees Union (SISEU), an affiliated union of the National Trade Union Congress.

In Norway an agreement was concluded with two unions representing all local staff. All office employees are covered by this collective agreement (140 employees).

Share ownership

In accordance with French law, we are authorized annually by our shareholders at the Extraordinary General Meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Épargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the Extraordinary General Meeting held on May 27, 2016, renewed our authorization to issue up to 6,250,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price not higher than the average market price for the 20 business days preceding the date on which the Board of Directors sets the commencement date for the offering, and not lower than 80% of such average market price. As of December 31, 2016, Group employees held 273 shares corresponding to 0.0012% of the share capital and 0.0024% of the voting rights. As of March 31, 2017, they still held 273 shares corresponding to 0.0012% of the share capital and 0.0024% of the voting rights.

Stock options

Pursuant to resolutions adopted by our Board of Directors on March 16, 2009, January 6, 2010, March 22, 2010, October 21, 2010, March 24, 2011, June 26, 2012, June 24, 2013, June 26, 2014, June 25, 2015, and June 23, 2016, our Board of Directors has granted options to certain of our employees and Executive Officers to subscribe for an aggregate of 17,519,293 ordinary shares not taking into account the various adjustments made to the number of stock options issued pursuant to French law. Options with respect to 510,8371 ordinary shares remained outstanding as of December 31, 2016, whereas options with respect to 468,3061 ordinary shares remained outstanding as of March 31, 2017.

The following table sets forth certain information relating to these stock options plans as of December 31, 2016:

Date of Board of Directors’ resolution	Options granted(1)	Number of beneficiaries	Options exercised (ordinary shares) at December 31, 2016	Options outstanding at December 31, 2016(2)(3)	Exercise price per ordinary share(4)	Expiration date
March 16, 2009(6)(5)	1,327,000	149	452,950	30,581	€224.00	March 16, 2017
January 6, 2010(7)(5)	220,000	1	0	8,668	€373.44	January 6, 2018
March 22, 2010(8)(5)	1,548,150	339	38,382	51,493	€493.44	March 22, 2018
October 21, 2010(9)(5)	120,000	3	0	3,128	€428.80	October 21, 2018
March 24, 2011(10)(5)	1,164,363	366	0	39,541	€646.72	March 24, 2019
June 26, 2012(11)(5)	1,410,625	413	0	20,141	€476.48	June 26, 2020
June 24, 2013(12)(5)	1,642,574	672	0	42,485	€493.44	June 24, 2021
June 26, 2014(13)(5)	1,655,843	752	0	48,404	€247.88	June 26, 2022
June 25, 2015(14)(5)	1,769,890	749	0	60,581	€160.64	June 25, 2023
June 23, 2016(15)(5)	6,658,848	683	0	205,815	€21.76	June 23, 2024
Total	17,519,293		491,332	510,837

(1)	Total number of shares initially allocated, not taking into account any adjustment.

[1]	As adjusted further to the capital increase dated February 5, 2016 and the reverse stock split dated July 20, 2016.

(2)

Pursuant to French law and the terms of the stock option plans, the numbers of options initially granted has been adjusted following (i) our share capital increase in October 2012, (ii) our share capital increase in February 5, 2016 and (iii) our reverse stock split in July 2016. The figures shown are after adjustment.

(3)	The stock option plans provide for the cancellation of the non-vested options if the holder is no longer our employee, Director or Executive Officer.
(4)	The exercise price has been adjusted following (i) our share capital increase in October 2012, (ii) our share capital increase in February 5, 2016 and (iii) our reverse stock split in July 2016.
(5)	The stock option plans provide for the cancellation of the options whether vested or not if the holder is no longer our employee, Director or Executive Officer.
(6)

Options under the 2009 plans vest by one-third each year from March 2009 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 17, 2013. The 2009 plans consist of a plan granting 200,000 options to the Chairman and Chief Executive Officer and 125,000 options to the Chief Operating Officer (subject to certain performance conditions and a plan granting 1,002,000 options to certain other officers and employees. These figures reflect the number of options initially allocated, not taking into account any adjustment.

(7)

110,000 options under this plan vest immediately, 55,000 vest on January 7, 2011 and 55,000 on January 7, 2012. However during the first four years, the resulting shares cannot be sold by French tax residents before January 7, 2013 for the first batch and, January 7, 2014 for the second and third batches.

(8)

Options under the March 2010 plans vest by one-third each year from March 2010 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 23, 2014. The March 2010 plans consist of a plan granting 200,000 options to the Chief Executive Officer (subject to certain performance conditions) and a plan granting 1,348,150 options to certain other officers and employees. These figures reflect the number of options initially allocated, not taking into account any adjustment.

(9)

Options under the October 2010 plan vest by one-third each year from October 2010 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before October 22, 2014. The October 2010 plan consists of a plan granting 120,000 options to three members of the Executive Committee. These figures reflect the number of options initially allocated, not taking into account any adjustment.

(10)

Options under the March 2011 plans vest by one-third each year from March 2011 and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before March 25, 2015. The March 2011 plans consist of a plan granting 66,667 options to the Chairman and 133,333 options to the Chief Executive Officer (subject to certain performance conditions) and a plan granting 964,363 options to certain other officers and employees. These figures reflect the number of options initially allocated, not taking into account any adjustment.

(11)

Options under the June 2012 plans vest in three batches (50% in June 2014, 25% in June 2015 and 25% in June 2016) and can be exercised at any time. However the resulting shares cannot be sold by French tax residents before June 26, 2016. The June 2012 plans consist of a plan granting 200,000 options to the Chief Executive Officer, 100,000 options to each Corporate Officer (subject to certain performance conditions) and a plan granting 1,010,625 options to certain other officers and employees. These figures reflect the number of options initially allocated, not taking into account any adjustment.

(12)

Options under the June 2013 plans vest in three batches (50% in June 2015, 25% in June 2016 and 25% in June 2017) and can be exercised at any time. The June 2013 plans consist of a plan granting 200,000 options to the Chief Executive Officer, 100,000 options to each Corporate Officer (subject to certain performance conditions) and a plan granting 1,242,574 options to certain other officers and employees. These figures reflect the number of options initially allocated, not taking into account any adjustment.

(13)

Options under the June 2014 plans vest in three batches (50% in June 2016, 25% in June 2017 and 25% in June 2018) and can be exercised at any time. The June 2014 plans consist of a plan granting 200,000 options to the Chief Executive Officer, 100,000 options to each Corporate Officer (subject to certain performance conditions) and a plan granting 1,255,843 options to certain other officers and employees. These figures reflect the number of options initially allocated, not taking into account any adjustment.

(14)

Options under the June 2015 plans vest in three batches (50% in June 2017, 25% in June 2018 and 25% in June 2019) and can be exercised at any time. The June 2015 plans consist of a plan granting 220,600 options to the Chief Executive Officer, 111,000 options to each Corporate Officer (subject to certain performance conditions) and a plan granting 1,327,290 options to certain other officers and employees. These figures reflect the number of options initially allocated, not taking into account any adjustment.

(15)

Options under the June 2016 plans vest in three batches (50% in June 2018, 25% in June 2018 and 25% in June 2020) and can be exercised at any time. The June 2016 plans consist of a plan granting 882,400 options to the Chief Executive Officer, 444,000 options to each Corporate Officer (subject to certain performance conditions) and a plan granting 4,444,448 options to certain other officers and employees. These figures reflect the number of options initially allocated, not taking into account any adjustment.

The stock options allocated to Mr. Malcor, Chief Executive Officer, Messrs. Frydman and Rouiller, and Ms. Zurquiyah, Corporate Officers (the “Executive Officers”) under the plans implemented by the Company over the last two years are set forth below:

Name of the Executive Officer	Date of the Plan	Nature of stock options	Valuation of options pursuant to the method used for consolidated financial statements (€)	Maximum number of options allocated during fiscal year(1)(2)	Subscription price(4)(5)	Exercise period
Jean-Georges Malcor Chief Executive Officer	06.25.2015	Options to subscribe for shares	245,000	220,600 0.11%(3)	€6.01	From 06.26.2017 to 06.25.2023 inclusive

Stéphane-Paul Frydman Corporate Officer	06.25.2015	Options to subscribe for shares	123,500	111,000 0.05%(3)	€6.01	From 06.26.2017 to 06.25.2023 inclusive

Pascal Rouiller Corporate Officer	06.25.2015	Options to subscribe for shares	123,500	111,000 0.05%(3)	€6.01	From 06.26.2017 to 06.25.2023 inclusive

Sophie Zurquiyah(6) Corporate Officer	06.25.2015	Options to subscribe for shares	88,500	79,500 0.04%(3)	€6.01	From 06.26.2017 to 06.25.2023 inclusive

Jean-Georges Malcor Chief Executive Officer	06.23.2016	Options to subscribe for shares	124,000	882,400 0.12%(3)	€0.68	From 06.24.2018 to 06.23.2024 inclusive

Stéphane-Paul Frydman(7) Corporate Officer	06.23.2016	Options to subscribe for shares	62,500	444,000 0.06%(3)	€0.68	From 06.24.2018 to 06.23.2024 inclusive

Pascal Rouiller(7) Corporate Officer	06.23.2016	Options to subscribe for shares	62,500	444,000 0.06%(3)	€0.68	From 06.24.2018 to 06.23.2024 inclusive

Sophie Zurquiyah(7) Corporate Officer	06.23.2016	Options to subscribe for shares	62,500	444,000 0.06%(3)	€0.68	From 06.24.2018 to 06.23.2024 inclusive

(1)	Subject to the performance conditions described below.
(2)

Maximum number of shares on the day of allocation, which does not take into account any adjustment linked to the share capital increase dated February 5, 2016 or to the reverse stock split dated July 20, 2016.

(3)	Proportion of the share capital represented by the allocation.
(4)	The subscription price corresponds to the average of the opening share price on the last twenty trading days prior to the meeting of the Board of Directors granting the options.
(5)	Subscription price on the day of allocation, which does not take into account any adjustment linked to the share capital increase dated February 5, 2016.
(6)	As of the date of adoption of this plan, Ms. Zurquiyah was not Executive Officer of the Company.
(7)	The Board of Directors held on January 4, 2017, resolved to terminate the office of Messrs. Frydman and Rouiller and Ms. Zurquiyah as Corporate Officer.

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

Stock option plans dated June 25, 2015 and June 23, 2016

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

Obligation to keep stock options under the registered form:

Pursuant to the provisions of Article L.225-185 of the French Commercial Code, the Board of Directors decided that the number of shares resulting from the exercise of stock options that the Executive Officers benefiting from these plans will have to keep under the registered form until the end of their term shall account for 20% of the amount of the gain on the purchase price realized when exercising the options granted by the Board of Directors on June 25, 2015 or June 23, 2016.

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

Performance shares

a)	Performance shares allocated to the Executive Officers in 2015 and 2016

Neither the Company nor any of any of its subsidiaries has adopted a performance shares plan since 2012.

b)	Performance shares that have become freely transferable upon expiry of the retention period, for the Executive Officers during 2015 and 2016:

2015

Name of the Executive Officer (“mandataire social”)	Date of the plan	Number of shares that have become freely transferable upon expiry of the retention period	Acquisition conditions
Jean-Georges Malcor Chief Executive Officer	03.24.2011	24,847	1 share to purchase for 20 allocated shares

Stéphane-Paul Frydman* Corporate Officer	03.24.2011	7,634	N/A

Pascal Rouiller* Corporate Officer	03.24.2011	8,166	N/A

*	As of the date of adoption of this plan, Messrs. Frydman and Rouiller were not yet Executive Officer of the Company.

2016

Name of the Executive Officer (“mandataire social”)	Date of the plan	Number of shares that have become freely transferable upon expiry of the retention period	Acquisition conditions
Jean-Georges Malcor Chief Executive Officer	06.26.2012	9,534	1 share to purchase for 20 allocated shares

Stéphane-Paul Frydman Corporate Officer	06.26.2012	3,900	1 share to purchase for 20 allocated shares

Pascal Rouiller Corporate Officer	06.26.2012	3,782	1 share to purchase for 20 allocated shares

Transactions in the Company’s shares carried out by executives or their close relatives

Pursuant to Article L.621-18-2 of the French Code monétaire et financier and Article 223-26 of the General Regulation of the French Market Authority, summary of the transactions carried out pursuant to the above mentioned Article L.621-18-2 are set out below.

Executive Officers, Directors and members of the corporate committees are forbidden from carrying out any transactions in the Company’s shares, whatever the nature, including the exercise of stock options, (i) during the thirty calendar days preceding the publication of quarterly, semi-annual or annual results (transactions in the Company’s shares can be carried out the day after the date of publication of such results), and (ii) if such Officers, Directors or Committee members hold any information which could have any influence on the share value in case of public disclosure.

Name	Type of transaction	Date	Number of shares/ADS	Unit price	Amount of the transaction
Jean-Georges MALCOR CEO and Director	Share purchase	February 5, 2016	182,682	€0.66	€120,570.12
Remi DORVAL Chairman of the Board of Directors	Share purchase	February 5, 2016	18,000	€0.66	€11,880
Stéphane-Paul FRYDMAN Chief Financial Officer	Share purchase	February 5, 2016	120,000	€0.66	€79,200
	Sale of shares	January 25, 2016	20,000	€0.87	€17,400
	Sale of shares	June 27, 2016	72,900	€0.61	€44,469
	Share purchase	June 27, 2016	73,600	€0.62	€45,632
Pascal ROUILLER Chief Operating Officer	Sale of preferential subscription rights	January 22, 2016	25,892	€0.282	€7,301.54
	Share purchase	February 5, 2016	15,000	€0.66	€9,900
Robert SEMMENS Director	Sale of preferential subscription rights	January 26, 2016	4,992	US$0.17	US$848.64
	Sale of ADRs	January 25, 2016	965	US$1.88	US$1,814.20
	Share purchase	January 28, 2016	20,000	€0.75	€15,000
Gilberte LOMBARD Director	Share purchase	February 5, 2016	15,249	€0.66	€10,064.34
Bpifrance Participations(*)	Purchase of preferential subscription rights	January 21, 2016	5,466,217	€0.3189	€1,743,176.92
	Share purchase	February 5, 2016	53,768,385	€0.66	€35,487,134.1
Agnès LEMARCHAND Director	Sale of shares	January 18, 2016	6,000	€0.85	€5,100
	Share purchase	January 22, 2016	6,000	€0.91	€5,460
Kathleen SENDALL Director	ADR purchase	March 24, 2016	4,500	US$0.843	US$3,793.5
David DRAGONE EVP Human Resources	Share purchase	February 5, 2016	2,598	€0.66	€1,714.68
Didier HOUSSIN Director	Share purchase	February 5, 2016	3,000	€0.66	€1,980
	Share purchase	June 6, 2016	1,000	€0.65	€650
Michael DALY Director	Share purchase	February 5, 2016	4,000	€0.66	€2,640
Daniel VALOT Director(**)	Share purchase	February 5, 2016	1,633	€0.66	€1,077.78
Loren CARROLL Director	ADR purchase	May 6, 2016	4,500	US$0.846	US$3,807

(*)

Legal entity closely related to Ms. Anne Guérin, Director of the Company as of the date of these transactions, Bpifrance Participations has been appointed as Director by the General Meeting held on May 27, 2016.

(**)	As of the date of this transaction, Mr. Valot was still a Director of the Company.

Item 7:	PRINCIPAL SHAREHOLDERS

Major shareholders

The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as of March 31, 2017 and December 31, 2016, 2015 and 2014.

	March 31, 2017		2016		December 31, 2015		2014
	% of shares	% of voting rights	% of shares	% of voting rights	% of shares	% of voting rights	% of shares	% of voting rights
Identity of Person or Group
Bpifrance (formerly named Fonds Stratégique d’Investissement)	9.35	10.81	9.35	10.81	7.04	12.68	7.04	12.68
IFP Energies Nouvelles	1.27	2.11	1.27	2.11	3.58	6.46	3.58	6.46
Subtotal Bpifrance and IFP Energies Nouvelles	10.62	12.92	10.62	12.92	10.62	19.14	10.62	19.14
AMS Energie	8.30	8.08	8.30	8.08	—	—	—	—
DNCA Finance(1)	7.94	7.72	8.27	8.05	7.07	6.37	6.73	6.06
Financière de l’échiquier(2)	—	—	—	—	5.76	5.19	—	—
Treasury stock	0.11	0.00	0.11	0.00	0.45	0.00	0.45	0.00
FCPE “CGG Actionnariat”(3)	0.0012	0.0024	0.0012	0.0024	0.04	0.08	0.04	0.08
Public	73.0288	71.1836	72.6988	70.9476	71.24	64.87	77.34	70.38
Total	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Calculated on the basis of the number of shares owned by DNCA Finance as indicated in the notice of threshold crossing dated February 21, 2017.
(2)	Calculated on the basis of the number of shares owned by Financière de l’Echiquier as indicated in the notice of threshold crossing dated February 9, 2016.
(3)	Shares held by CGG Group employees.

Shares held by the Company are deprived of voting rights for all Shareholders’ Meetings.

Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at Shareholders’s Meetings. As of March 31, 2017, Bpifrance and IFP Energies Nouvelles held respectively 2,069,686 and 280,868 fully paid ordinary shares in the registered form for two consecutive years, giving Bpifrance and IFP Energies Nouvelles respectively 10.81% and 2.11% of the voting power of the outstanding ordinary shares at such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP Energies Nouvelles and Bpifrance are presently held in bearer form.

In May 2015, we initiated a simplified public exchange offer for our outstanding 11,200,995 bonds convertible into and/or exchangeable for new or existing share of the Company (convertible bonds) due 2019, with the intention to issue new convertible bonds due 2020 at a ratio of five 2020 convertible bonds for two 2019 convertible bonds tendered into the offer. On June 26, 2015, holders exchanged 90.3% of the principal amount of the existing 2019 convertible bonds (or 10,114,014 bonds). In consideration, CGG issued 25,285,035 convertible bonds maturing on January 1, 2020 for a total nominal amount of €325.1 million. The 2020 convertible bonds’ nominal value was set at €12.86 per bond (versus €32.14 for the 2019 convertible bonds). The new bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year (versus

1.25% for the 2019 convertible bonds). The bonds initially entitled the holders to receive new and/or existing CGG shares at a ratio of one share for one bond. This ratio was adjusted to entitle the holders to receive 1.422 share for one bond further to the capital increase completed on February 5, 2016, and then to receive 0.044 share for one bond further to the reverse stock split on July 20, 2016. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

On February 5, 2016, the Company completed a share capital increase through the distribution of preferential subscription rights to existing shareholders to finance its Transformation Plan. The final gross proceeds amounted to €350,589,080.16, corresponding to the issuance of 531,195,576 new shares.

In accordance with the authorization granted by the General Meeting on May 27, 2016, the Company launched a reverse stock split, pursuant to which 32 ordinary shares of the Company, each with a nominal value of €0.40, were exchanged for one new share with a nominal value of €12.80 each. The reverse stock split occurred on July 20, 2016, and resulted in the new number of shares in the Company decreasing from 708,260,768 shares with a €0.40 nominal value, to 22,133,149 shares with a €12.80 nominal value. As a consequence, on July 20, 2016, the share capital of the Company amounted to €283,304,307, divided into 22,133,149 shares of €12.80 each.

On August 11, 2016, in accordance with the authorization granted by the General Meeting on May 27, 2016, the Company reduced the its share capital by €265,597,788 to bring it down from €283,304,307 to €17,706,519 by reducing the nominal value of the Company’s shares from €12.80 to €0.80. As a consequence, on August 11, 2016, the share capital of the Company amounted to €17,706,519 divided into 22,133,149 shares of €0.80 each.

See “Item 9: The offer and Listing — Offer and Listing Details” for information regarding holdings of our shares in the United States.

Changes in share capital during 2016 and first quarter of 2017

Transaction	Nominal value	Number of shares created	Amount of the share premium	Amount of the capital variation	Resulting total share capital
Share capital reduction dated August 11, 2016	€0.80	—	—	-€265,597,788	€17,706,519
Reverse stock split dated July 20, 2016	€12.80	—	—	—	€283,304,307
Share capital increase dated February 5, 2016	€0.40	531,195,576	€138,110,849.76	€212,478,230.40	€283,304,307

Dilutive instruments

As of December 31, 2016 and March 31, 2017, the only dilutive instruments issued were stock options and bonds convertible into new or existing shares. As of these dates, the outstanding stock options and convertible bonds were as follows:

	12/31/2016(a)	Dilution%	03/31/2017(a)	Dilution%
OCEANEs 2019	68,010	0.31%	68,010	0.31%
OCEANEs 2020	1,582,034	7.15%	1,582,034	7.15%
Stock options	510,837	2.31%	468,306	2.12%

(a)	Adjusted pursuant to the share capital increase on February 5, 2016 and to the reverse stock split on July 20, 2016.

As of the date of this report, the subscription price of all stock option plans is above the stock market price.

Employees shareholding

Pursuant to Article L.225-102 of the French Commercial Code, we inform you that on December 31, 2016, the number of shares held by the employees of the Group, through the Group Employee Savings Plan instituted in 1997, amounted to 273 shares corresponding to 0.0012% of the share capital and 0.0024% of the voting rights of CGG.

Related party transactions

We sell products and services to related parties, pursuant to arm’s length contracts.

	December 31,
	2016			2015			2014
	Joint Ventures (a)	Associates (b)	Total	Joint Ventures (a)	Associates (b)	Total	Total
	(In millions of US$)
Sales of geophysical equipment	1.3	3.9	5.2	1.7	68.8	70.5	67.8
Equipment rentals and services rendered	9.8	18.2	28.0	12.5	48.0	60.5	40.3
Operating Revenue	11.1	22.1	33.2	14.2	116.8	131.0	108.1

Charter expenses	(28.3)	—	(28.3)	(29.9)	—	(29.9)	(29.9)
Ship management expenses	(36.2)	—	(36.2)	(70.6)	—	(70.6)	(110.7)
Costs of services rendered	(4.1)	(3.6)	(7.7)	(7.8)	(6.8)	(14.6)	(27.7)
Cost of operations	(68.6)	(3.6)	(72.2)	(108.3)	(6.8)	(115.1)	(168.3)
Other financial income (loss)	(1.3)	1.5	0.2	(1.6)	3.4	1.8	—

Trade accounts and notes receivable, including agency arrangements	20.7	15.6	36.3	23.1	35.0	58.1	46.6
Financial assets (see note 7)	14.9	—	14.9	24.0	38.4	62.4	71.8
Receivables	35.6	15.6	51.2	47.1	73.4	120.5	118.4

Trade accounts and notes payable, including agency arrangements	25.9	33.6	59.5	23.9	55.3	79.2	82.1
Financial liabilities — Finance lease debt	15.0	—	15.0	16.8	—	16.8	18.5
Payables	40.9	33.6	74.5	40.7	55.3	96.0	100.6

Future leases commitments	203.5	—	203.5	236.7	—	236.7	269.9
Future ship management costs	66.7	—	66.7	97.7	—	97.7	162.4

Contractual Obligations	270.2	—	270.2	334.4	—	334.4	432.3

(a)	Mainly correspond to investments in companies accounted for using the equity method in our Marine acquisition Segment (see note 8 to our consolidated financial statements);
(b)	Mainly correspond to investments in companies accounted for using the equity method in our Land and Multi-Physics acquisition Segment (see note 8 to our consolidated financial statements);

No credit facility or loan was granted to the Company by shareholders during the last three years.

Interest of experts and counsel

None

Item 8:	FINANCIAL INFORMATION

Consolidated statements and other financial information

Reference is made to Item 18 for a list of all financial statements and notes thereto filed as a part of this annual report.

Item 9:	THE OFFER AND LISTING

Offer and listing details

The trading market for our ordinary shares is Euronext Paris SA, where the ordinary shares have been listed since 1981. American Depositary Shares, or ADSs, representing ordinary shares have been traded on the New York Stock Exchange since May 1997. Each ADS represents one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary, and are traded under the symbol “CGG”. The Bank of New York has advised us that as of March 31, 2017, there were 310,687 ADSs outstanding. On the basis of this information, the ADSs held on such date in the United States represented approximately 1.40% of our outstanding ordinary shares. Our by-laws provide that fully paid ordinary shares may be held in either registered or bearer form at the option of the shareholder.

Price information on Euronext Paris.

The tables below set forth, for the periods indicated, the high and low prices for the outstanding ordinary shares on Euronext Paris as reported by NYSE Euronext.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(€)
2017
March	9.10	6.11
February	9.98	8.35
January	15.24	9.27
2016
December	15.43	13.03
November	24.24	11.10
October	27.88	23.14

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2017:

	Price per Share
	High	Low
	(€)
2017
First Quarter	15.24	6.11
2016
First Quarter	1.32	0.43
Second Quarter	0.87	0.56
Third Quarter[1]	24.68	17.71
Fourth Quarter	27.88	11.10
2015
First Quarter	6.77	4.51
Second Quarter	7.07	5.00
Third Quarter	5.13	3.06
Fourth Quarter	4.33	2.44

[1]	On July 20, 2016, the Company carried out a reverse stock split (see Item 7 — “Major Shareholders”). The figures presented for the third quarter of 2016 are adjusted pursuant to this transaction.

The table below indicates the high and low market prices for the five most recent financial years:

	Price per Share
	High	Low
	(€)
2016[1]	27.88	0.43
2015	7.07	2.44
2014	12.85	4.25
2013	23.60	11.49
2012	25.76	16.33

Price information on the NYSE

The table below sets forth, for the periods indicated, the high and low sale prices for the ADSs representing our ordinary shares on the New York Stock Exchange.

The table below indicates the high and low market prices for our most recent six months:

	Price per Share
	High	Low
	(US$)
2017
March	9.65	6.57
February	10.51	8.83
January	15.60	10.06
2016
December	16.25	14.01
November	26.50	11.91
October	29.70	25.95

The table below indicates the quarterly high and low market prices for our two most recent financial years and the first quarter of 2017:

	Price per Share
	High	Low
	(US$)
2017
First Quarter	15.60	6.57
2016
First Quarter	2.95	0.59
Second Quarter	1.00	0.66
Third Quarter[2]	26.88	19.86
Fourth Quarter	29.70	11.91
2015
First Quarter	7.44	5.31
Second Quarter	7.98	5.62
Third Quarter	5.71	3.50
Fourth Quarter	4.82	2.55

[1]	On July 20, 2016, the Company carried out a reverse stock split (see Item 7 — “Major Shareholders”).
[2]	On July 20, 2016, the Company carried out a reverse stock split (see Item 7 — “Major Shareholders”). The figures presented for the third quarter of 2016 are adjusted pursuant to this transaction.

The table below indicates the yearly high and low market prices on a yearly basis for the five most recent financial years:

	Price per Share
	High	Low
	(US$)
2016[1]	29.70	0.59
2015	7.98	2.55
2014	17.55	5.50
2013	31.12	15.77
2012	34.84	20.68

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

Selling shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the issue

Not applicable.

Item 10:	ADDITIONAL INFORMATION

Share capital

Not applicable.

[1]	On July 20, 2016, the Company carried out a reverse stock split (see Item 7 — “Major Shareholders”).

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

Under our statuts, the Board of Directors determines the compensation of its Chairman as well as of our Chief Executive Officer and Corporate Officers. Nevertheless, the shareholders have authority to determine the elements of the compensation and the compensation is allowed to be paid only after the approval of the General Meeting with a double mandatory vote. Under the Law No 2016-1691 of December 9, 2016 relating to transparency, anti-corruption and modernization of the economy, a say-on-pay process applies to compensation granted to its Chairman and its Chief Executive Officer. Henceforth, a resolution (“ex-ante” vote) will be submitted to shareholders, at least each year, during the Annual General Meeting in order to approve the principles and criteria of determination, distribution and awarding of fixed, variable and exceptional elements of the remuneration of the managers under their mandate (including benefits of any kind). If the resolution on the remuneration is rejected, the principles and criteria previously approved by the shareholders will be applied. Then, during the General Meeting of the next financial year, the shareholders will decide on the elements composing the compensation paid and allocated for the precedent financial year (“ex-post” vote).

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

Number of Shares Required for a Director’s Qualification

Under our statuts, throughout his term of office, each Director must own at least one share. Nevertheless, the internal regulations of the Board provide that each Director owns at least 156 shares of the Company.

Share capital

As of December 31, 2016, our issued share capital amounted to €17,706,519 divided into 22,133,149 shares of the same class with a nominal value of €0.80 per share. The shares are fully paid. Pursuant to our statuts, fully paid shares may be held either in registered or in bearer form at the option of the shareholder. The statuts also allow us to avail ourselves of a procedure known as titres au porteur identifiables by which we may request Euroclear France to disclose the name, nationality, address and the number of shares held by the holders of any of our securities which have, or may in the future have, voting rights. See “Form, Holding and Transfer of Shares.”.

As of March 31, 2017, our issued share capital still amounted to €17,706,519 divided into 22,133,149 shares, with a nominal value of €0.80 per share.

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

At the Shareholders’ Meeting held on May 27, 2016, our shareholders renewed the existing authorization to acquire up to 10% of our share capital through purchases of shares and to resell shares so acquired for the 18 months following the date of such meeting.

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

•

to allocate shares to employees and officers of the Company or affiliated companies within the meaning of Article L.225-180 of the French Commercial Code, including but not limited to the scope of options to purchase shares of the Company,

•	to deliver shares for no consideration to Executive Officers and employees, including but not limited to the scope of Articles L.225-197-1 et seq. of the French Commercial Code,

•	to cancel the shares through a capital reduction, subject to a decision of, or an authorization, by the Extraordinary General Meeting.

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

This authorization was granted for a period of 18 months from May 27, 2016 and cancelled and replaced the authorization granted to the Board of Directors by the General Meeting held on May 29, 2015. This share repurchase plan was not implemented in 2016.

As of December 31, 2016, we held 25,000 of our own shares.

Trading in our own shares

Under European Commission Regulation Number 2273/2003 of December 22, 2003 and Commission delegated Regulation No 2016/1052 (EU) of 8 March 2016, trades by a company in its own shares are deemed valid when the following conditions are met:

•

each purchase must not be made at a price higher than the higher of the price of the last independent trade and the highest current independent bid on Euronext Paris or any other trading venues on which the shares are traded and purchased by us; and

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

2019 secured term loans

See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Arrangements — 2019 secured term loans” for a description of our 2019 secured term loans.

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

Taxation

The following summarizes the material French tax and US federal income tax consequences to US Holders (as defined below) of the ownership and disposition of ADSs and shares.

For the purposes of this discussion, a US Holder means a beneficial owner of ADSs or shares that is, for US federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or of any State thereof, including the District of Columbia;

•	an estate the income of which is subject to US federal income taxation regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.

This discussion is not a complete description of all of the tax consequences of the ownership or disposition of ADSs or shares.

The summary assumes that each obligation in the deposit agreement between The Bank of New York and us (the “Deposit Agreement”) and any related agreement will be performed in accordance with its terms and is based on the current tax laws of the Republic of France and the United States, including the US Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury Regulations thereunder published rulings and court decisions as well as the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and

the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (the “Treaty”), the 2004 Protocol amending the Treaty entered into force on December 21, 2006, and the 2009 Protocol amending the Treaty entered into force on December 23, 2009, all as of the date hereof and all subject to change, possibly with retroactive effect.

For purposes of the Treaty, French tax law and the Code, US Holders of ADSs generally will be treated as owners of the corresponding number of our shares underlying those ADSs held by The Bank of New York as depositary (the “Depositary”).

Your individual circumstances may affect the tax consequences of the ownership or disposition of ADSs or shares to you, and your particular facts or circumstances are not considered in the discussion below.

This discussion summary does not address state, local or other tax laws other than French tax law and US federal income tax law. This summary also does not discuss all of the tax considerations that may be relevant to, nor is it intended to apply to, certain holders of ADSs or shares subject to special treatment under the relevant tax laws, such as:

•	investors that own (directly, indirectly or by attribution) 5% or more of our voting stock;

•	banks;

•	dealers in securities or currencies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	insurance companies;

•	persons that hold ADSs or shares as part of a hedging, straddle, conversion or other integrated transaction;

•	US Holders who hold ADSs or shares other than as capital assets;

•	persons whose functional currency is not the US dollar;

•	certain US expatriates;

•	individual retirement accounts and other tax-deferred accounts;

•	persons subject to the US alternative minimum tax or net investment income tax;

•	investors that hold the ADSs or shares in connection with a trade or business conducted outside the United States; and

•	persons who acquired ADSs or shares pursuant to an employee stock option or otherwise as compensation.

The US federal income tax treatment of a partner in an entity or arrangement treated as a partnership for US federal income tax purposes that holds ADSs or shares will depend on the status of the partner and the activities of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisors concerning the US federal income tax consequences to them and their partners of the ownership and disposition of ADSs or shares by the partnership.

You should consult your own tax advisor regarding the French and US federal, state and local and other tax consequences of the ownership and disposition of ADSs or shares in the light of your particular circumstances, including the effect of any state, local or other tax laws. In particular, you should confirm whether you are eligible for the benefits of the Treaty with your advisor and should discuss any possible consequences of failing to be so eligible. You should also consult your tax advisor in the event that you become entitled to receive any dividend that is approved to be paid.

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

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the ownership of ADSs.

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

Transfers of listed shares and certain other equity-linked instruments (including American depositary shares) that are admitted to trading on a French or foreign regulated or recognized market, issued by companies having their registered seat in France and whose market capitalization exceeds €1 billion as at December 1 of the year preceding the relevant taxable year, are subject to French financial transaction tax, at the rate of 0.2%, subject to certain exemptions. As at December 1, 2016, the market capitalization of our Company did not exceed €1 billion.

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

United States federal income taxation

Except as otherwise noted, the following summary assumes that we will not be a passive foreign investment company (a “PFIC”) for US federal income tax purposes. We do not believe that we were a PFIC for US federal income tax purposes for our taxable year ended December 31, 2016, but our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any taxable year, material adverse tax consequences could result for US Holders. See “US federal income taxation — Passive foreign investment company status” below.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. IT IS NOT INTENDED TO BE RELIED UPON BY PURCHASER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE US INTERNAL REVENUE CODE. US HOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE ADSs, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-US AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

US Holders of ADSs

For US federal income tax purposes, a US Holder of ADSs generally will be treated as the owner of the corresponding number of shares held by the Depositary, and references herein to shares refer also to ADSs representing the shares. Accordingly, no gain or loss generally will be recognized if a US Holder of ADSs exchanges the ADSs for the underlying shares represented by the ADSs. A US Holder’s adjusted tax basis in the withdrawn shares generally will be the same as the US Holder’s adjusted tax basis in the ADSs surrendered, and the holding period of the shares generally will include the holding period of the ADSs. However, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of receipts representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any French taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US Holders, each as described below, could be affected by actions taken by such parties or intermediaries.

Dividends

General. Distributions paid on our shares out of current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any French withholding tax paid by us with respect thereto, will generally be taxable to a US Holder as dividend income in the year in which the distribution is received (which, in the case of a US Holder of ADSs, will be the year of receipt by the Depositary), and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s adjusted tax basis in the shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by us with respect to our ordinary shares will be reported as ordinary dividend income. US Holders should consult their own tax advisors with respect to the appropriate US federal income tax treatment of any distribution received from us.

Dividends paid by us generally will be taxable to a non-corporate US Holder at the reduced rate normally applicable to long-term capital gains, provided either we qualify for the benefits of the Treaty or the shares are considered to be readily tradable on the NYSE, and certain other requirements are met. A US Holder will not be able to claim the reduced rate for any year in which we are treated as a PFIC or any year immediately following a year in which we are treated as a PFIC. See “Passive foreign investment company status” below.

Foreign Currency Dividends. Dividends paid in euro will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holders (or, in the case of ADSs, by the Depositary), regardless of whether the euro are converted into US dollars at that time. If dividends received in euro are converted into US dollars on the day they are received by the US Holders (or, in the case of ADSs, by the Depositary), the US Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Effect of French withholding taxes

US Holders will be treated as having received the amount of French withholding taxes withheld by us, and as then having paid over the withheld taxes to the French taxing authorities. As a result of this rule, the amount of dividend income included in gross income for US federal income tax purposes by a US Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the US Holder from us with respect to the payment. Please see “Taxation — French taxation — Taxation of dividends” for additional discussion on French withholding taxes.

A US Holder will generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for any French income taxes withheld from a dividend. Eligible US Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the maximum rate under the Treaty, and with respect to which the holder is entitled to obtain a refund from the French taxing authorities. The rules governing foreign tax credits are complex. US Holders should consult their tax advisors concerning the foreign tax credit implications of the payment of French taxes.

Sale or other Disposition

Upon a sale or other disposition of shares (other than an exchange of ADSs for shares), a US Holder generally will recognize capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the US Holder’s adjusted tax basis in the shares. This capital gain or loss will be long-term capital gain or loss if the US Holder’s holding period in the shares exceeds one year. Any gain or loss will generally be US source.

A US Holder’s adjusted tax basis in a share generally will be its US dollar cost. The amount realized on a sale or other disposition of shares for an amount in foreign currency generally will be the US dollar value of this amount on the date of sale or other disposition. On the settlement date, the US Holder generally will recognize US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

Passive foreign investment company status

We do not believe that we were a PFIC for US federal income tax purposes for our taxable year ended December 31, 2016, but our possible status as a PFIC must be determined annually and therefore may be subject to change. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) 75% or more of its gross income consists of “passive” income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%.

If we were a PFIC in any taxable year during which a US Holder owned shares and the US Holder has not made a mark to market or qualified electing fund election, the US Holder would generally be subject to special rules (regardless of whether we continued to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by the US Holder on shares in a taxable year that are greater than 125% of the average annual distributions received by the US Holder in the three preceding taxable years or, if shorter, the US Holder’s holding period for the shares) and (ii) any gain realized on the sale or other disposition of shares. Under these rules (a) the excess distribution or gain would be allocated ratably over the US Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Additionally, dividends paid by us would not be eligible for the reduced rate of tax described above under “US federal income taxation — Dividends — General”. If we were a PFIC, a US Holder of shares would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any direct or indirect subsidiaries of ours that were also PFICs.

A US Holder who owns, or who is treated as owning, PFIC stock during any taxable year in which we are a PFIC may be required to file IRS Form 8621. US Holders should consult their tax advisors regarding the potential application of the PFIC regime, including the requirement to file Form 8621.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of shares, including requirements related to the holding of certain specified foreign financial assets.

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

Interest rate risk

Our policy is to manage interest rates through maximization of the proportion of fixed rate debt. As of December 31, 2016, 71% of our debt consisted of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our US and French revolving facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). Our Term loans due 2019 also incur interest at variable rates. As a result, a portion of our interest expenses vary in line with movements in short-term interest rates. We may use interest rate swaps to adjust interest rate exposure when appropriate based upon market conditions.

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

We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. Nevertheless, during the past five years, such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros in France and Europe. In order to improve the balance of our net position of receivables and payables denominated in foreign currencies, we maintain our financing primarily in US dollars. As of December 31, 2016 and 2015, our total outstanding debt denominated in US dollars was US$1,879 million and US$1,874 million and, respectively, representing 67% and 66% of our total financial debt outstanding at such dates.

In addition, our policy generally is to hedge major currency cash exposures through foreign exchange forward contracts or other foreign exchange currency hedging instruments. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss.

As of December 31, 2016 we have no forward exchange contracts outstanding.

At December 31, 2015, contracts were outstanding for the US dollar equivalent of US$77.7 million (notional amount), of which US$25.7 million against Norwegian kroner, US$19.1 million against renminbi yuan, US$14.4 against British pounds, US$5.1 million against Canadian dollars, US$5.0 million against euros, US$4.6 million against Singapore dollar, US$2.9 million against Swiss franc and US$0.9 million against Australian dollar. Their fair value as of December 31, 2015 was not material.

We do not enter into forward foreign currency exchange contracts for trading purposes.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations as of December 31, 2016:

Carrying value(1)	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(in US$ million)
Debt
U.S. dollar	46.7	34.9	95.4	2.6	607.7	422.9	1,210.2	677.3
Average fixed rate							6.4%
U.S. dollar	22.8	315.0	369.4	—	—	—	707.2	557.4
Average variable rate							6.4%
Euro	5.0	5.1	41.8	769.4	5.4	30.5	857.2	327.8
Average fixed rate							3.9%
Euro	—	128.4	—	—	—	—	128.4	109.1
Average variable rate							6.1%

Note:	For the purposes of the table above, the various components of the financial debt are presented at their normal maturities even though these debts — except finance lease debt — are presented entirely as current due to the application of IAS 1 (see note 13 to our consolidated financial statements, included elsewhere in this document)
(1)	Excluding bank overdrafts, accrued interest, IFRS adjustments and issue premium

Commercial risk and counter-party risk

Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. Specific procedures have been put in place to monitor customers’ payments and reduce risks. In 2016, the Group’s two most significant customers accounted for 6.7% and 6.4% of the Group’s consolidated revenues compared with 5.0% and 4.9% in 2015 and 7.1% and 5.2% in 2014.

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

However, in the year ended December 31, 2016, the Depositary did not reimburse us for any fees or expenses.

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

Pursuant to Article L.225-37 of the French Commercial Code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our Chairman of the Board must deliver a report to the Annual General Meeting of our shareholders on the Board of Directors’ composition, preparation and organization of the Board of Directors’ work, internal control and risk management. This report for 2016 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our Disclosure Committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our Group has been implemented.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2016, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2016, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union as of December 31, 2016.

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

(c) Attestation Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm on the internal control over financial reporting

To the Board of Directors and Shareholders of CGG,

We have audited CGG and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). CGG and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, CGG and subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of CGG and subsidiaries as at December 31, 2016, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016 and our report dated May 1, 2017 expressed an unqualified opinion thereon.

Paris-La Défense, France

May 1, 2017

/s/ ERNST & YOUNG et Autres

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

Item 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	December 31,
	2016		2015
	EY	Mazars	EY	Mazars
	(in thousands of US$)
Audit Fees(a)	2,642	1,170	3,241	1,420
Audit-Related Fees(b)	252	51	283	164
Tax Fees(c)	23	14	24	42
All Other Fees(d)	25	—	—	—

Total	2,942	1,235	3,548	1,626

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

The Board of Directors and the Audit Committee have adopted an audit and non-audit services pre-approval policy. This policy requires the Audit Committee to pre-approve the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from us.

Pursuant to this policy, a list of proposed services is pre-approved, on an annual basis, without consideration of specific case-by-case services by the Audit Committee. Unless a type of service has received such general pre-approval, it will require specific pre-approval by the Audit Committee or by its Chairman. In addition, any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee. The services list and the cost levels are reviewed annually by the Audit Committee.

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

The following audited financial statements of the CGG Group and related schedules, together with the report of Ernst & Young et Autres, are filed as part of this annual report:

Item 19:	EXHIBITS

Exhibit No	Exhibit

1.1*	English translation of our Articles of Association (statuts).

2.1	Indenture dated as of May 31, 2011 between CGG S.A., certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon, as Trustee. (Exhibit 4.19 to the Registrant’s Registration Statement on Form F-4, dated September 27, 2011, is incorporated herein by reference).

2.2	Supplemental Indenture dated as of May 31, 2012 to the Indenture dated May 31, 2011 between CGG S.A. certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon as Trustee (Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, dated April 15, 2016, is incorporated herein by reference).

2.3	Supplemental Indenture dated as of January 7, 2016 to the Indenture dated May 31, 2011 between CGG S.A. certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon as Trustee (Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, dated April 15, 2016, is incorporated herein by reference).

2.4*	Supplemental Indenture dated as of February 22, 2017 to the Indenture dated May 31, 2011 between CGG S.A. certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon as Trustee.

2.5*	Indenture dated as of April 23, 2014 between CGG S.A., certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon, as Trustee.

2.6*	Supplemental Indenture dated as of June 24, 2014 to the Indenture dated April 23, 2014 between CGG S.A. certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon as Trustee.

2.7*	Supplemental Indenture dated as of January 7, 2016 to the Indenture dated April 23, 2014 between CGG S.A. certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon as Trustee.

2.8*	Supplemental Indenture dated as of February 22, 2017 to the Indenture dated April 23, 2014 between CGG S.A. certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon as Trustee.

2.9	Indenture dated as of May 1, 2014 between CGG S.A., certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon, as Trustee (Exhibit 4.7 to the Registrant’s Registration Statement on Form F-4, dated July 3, 2014 is incorporated herein by reference).

2.10*	Supplemental Indenture dated as of June 24, 2014 to the Indenture dated May 1, 2014 between CGG S.A. certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon as Trustee.

2.11*	Supplemental Indenture dated as of January 7, 2016 to the Indenture dated May 1, 2014 between CGG S.A. certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon as Trustee.

2.12*	Supplemental Indenture dated as of February 22, 2017 to the Indenture dated May 1, 2014 between CGG S.A. certain of its subsidiaries acting as guarantors, and The Bank of New York Mellon as Trustee.

4.1	Mixed Capital Company Contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei JunFeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company, and the Xian General Factory for Oil Prospecting Equipment (Exhibit 10.1 to the Report on Form 6-K, dated May 13, 2004, is incorporated herein by reference).

4.2	Agreement between the Shareholders of CGG Ardiseis, dated June 23, 2006, between Industrialization & Energy Services Company (TAQA) and us (we have requested that the Commission grant confidential treatment for certain portions of this document) (Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, dated May 7, 2007, is incorporated herein by reference).

Exhibit No	Exhibit

4.3	Joint Venture Agreement(1) relating to Seabed Geosolutions B.V. between Fugro Consultants International N.V. and CGGVeritas S.A. dated January 27, 2013 (Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, dated April 25, 2013, is incorporated herein by reference).

4.4	Amendment dated February 16, 2013(1) to the Joint Venture Agreement relating to Seabed Geosolutions B.V. between Fugro Consultants International N.V. and CGGVeritas S.A. (Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, dated April 25, 2013, is incorporated herein by reference).

4.5	US$325 million French Law Multicurrency Revolving Facility Agreement between CGG S.A. as Borrower, certain of its subsidiaries acting as guarantors and the lenders party thereto, dated July 31, 2013 as amended and restated most recently pursuant to an amendment and restatement agreement dated February 4, 2016. (Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, dated April 15, 2016, is incorporated herein by reference).

4.6	Amendment and Restatement Agreement, dated as of January 10, 2016, to the Credit Agreement, dated as of July 15, 2013, between CGG Holding (U.S.) Inc., as Borrower, CGG S.A., as Parent, and the lenders party thereto. (Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, dated April 15, 2016, is incorporated herein by reference).

4.7	Amendment No. 1, dated as of February 4, 2016, to the Amendment and Restatement Agreement, dated as of January 10, 2016, between CGG Holding (U.S.) Inc., as Borrower, CGG S.A., as Parent, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent, and the lenders party thereto. (Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, dated April 15, 2016, is incorporated herein by reference).

4.8	Term Loan Credit Agreement, dated as of November 19, 2015, between CGG Holding (US) Inc., as Borrower, CGG S.A., as Parent, certain subsidiaries acting as guarantors, Jefferies Finance LLC, as Administrative Agent, Credit Suisse AG, as Collateral Agent, and the lenders party thereto. (Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, dated April 15, 2016, is incorporated herein by reference).

4.9	Incremental Assumption Agreement, dated as of December 4, 2015, between CGG Holding (US) Inc., as Borrower, Jefferies Finance LLC, as Administrative Agent, and Morgan Stanley Bank International Limited, as Incremental Term Lender. (Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, dated April 15, 2016, is incorporated herein by reference).

8*	Our subsidiaries.

11	Code of Ethics (Exhibit 11 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, dated April 10, 2014, is incorporated herein by reference).

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350).

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (10 U.S.C. § 1350).

15.1*	Consent of Ernst & Young et Autres.

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

Date: May 1, 2017

CGG

ERNST & YOUNG
1-2 place des Saisons, Paris La Défense 1
92400 Courbevoie

Report of Independent Registered Public Accounting Firm on the consolidated financial statements

To the Board of Directors and Shareholders of CGG,

We have audited the accompanying consolidated statement of financial position of CGG and subsidiaries (the “Company”) as of December 31, 2016, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CGG and subsidiaries at December 31, 2016, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that CGG and subsidiaries will continue as a going concern. As discussed in Note 1.3 to the financial statements, CGG and subsidiaries faces material uncertainties that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CGG’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria), and our report dated May 1, 2017 expressed an unqualified opinion thereon.

Paris-La Défense, France

May 1, 2017

/s/ERNST & YOUNG et Autres

CGG

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
	Notes	2016	2015	2014
		(In millions of US$)
ASSETS
Cash and cash equivalents	28	538.8	385.3	359.1
Trade accounts and notes receivable, net	3	434.8	812.5	942.5
Inventories and work-in-progress, net	4	266.3	329.3	417.3
Income tax assets		112.2	91.2	145.9
Other current assets, net	5	105.8	119.2	126.5
Assets held for sale, net	5	18.6	34.4	38.3

Total current assets		1,476.5	1,771.9	2,029.6

Deferred tax assets	24	26.0	52.2	98.2
Investments and other financial assets, net	7	51.9	87.6	141.8
Investments in companies under equity method	8	190.5	200.7	137.7
Property, plant and equipment, net	9	708.6	885.2	1,238.2
Intangible assets, net	10	1,184.7	1,286.7	1,373.8
Goodwill, net	11	1,223.3	1,228.7	2,041.7

Total non-current assets		3,385.0	3,741.1	5,031.4

TOTAL ASSETS		4,861.5	5,513.0	7,061.0

LIABILITIES AND EQUITY
Bank overdrafts	13	1.6	0.7	2.9
Current portion of financial debt(1)	13	2,782.1	96.5	75.7
Trade accounts and notes payables		157.4	267.8	444.2
Accrued payroll costs		138.9	169.2	222.5
Income taxes payable		31.6	47.0	72.2
Advance billings to customers		24.4	56.0	54.4
Provisions — current portion	16	110.7	219.5	106.0
Other current liabilities	12	140.2	198.6	231.8

Total current liabilities		3,386.9	1,055.3	1,209.7

Deferred tax liabilities	24	67.6	136.3	153.8
Provisions — non-current portion	16	162.1	155.9	220.3
Financial debt	13	66.7	2,787.6	2,700.3
Other non-current liabilities	17	21.4	19.5	30.7

Total non-current liabilities		317.8	3,099.3	3,105.1

Common stock: 26,898,306 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at December 31, 2016	15	20.3	92.8	92.8
Additional paid-in capital		1,850.0	1,410.0	3,180.4
Retained earnings		(272.3)	1,181.7	562.0
Other Reserves		171.1	138.0	64.7
Treasury shares		(20.1)	(20.6)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA		(573.4)	(1,450.2)	(1,154.4)
Cumulative income and expense recognized directly in equity		(0.8)	(0.6)	(7.6)
Cumulative translation adjustment		(54.1)	(38.9)	(24.3)
Equity attributable to owners of CGG SA		1,120.7	1,312.2	2,693.0

Non-controlling interest		36.1	46.2	53.2

Total equity		1,156.8	1,358.4	2,746.2

TOTAL LIABILITIES AND EQUITY		4,861.5	5,513.0	7,061.0

(1)	Out of the US$2,782.1 million of financial debt classified as current liabilities, only US$100.1 million has a maturity of less than 12 months. The rest of it — not due as the Group never breached its financial covenants and having a maturity greater than 12 months — is explained by a pure accounting reclassification due to the application of IAS 1. See Note 13 on financial debts for further explanations

The accompanying notes are an integral part of the consolidated financial statements

CGG

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year
	Notes	2016	2015	2014
		(In millions of US$, except per share data)
Operating revenues	19	1,195.5	2,100.9	3,095.4
Other income from ordinary activities	19	1.4	1.4	1.5
Total income from ordinary activities		1,196.9	2,102.3	3,096.9
Cost of operations		(1,250.4)	(1,817.2)	(2,510.8)

Gross profit		(53.5)	285.1	586.1

Research and development expenses — net	20	(13.6)	(68.7)	(101.2)
Marketing and selling expenses		(62.2)	(87.2)	(113.9)
General and administrative expenses		(84.3)	(98.5)	(146.6)
Other revenues (expenses) — net	21	(182.9)	(1,188.3)	(921.9)

Operating income	19	(396.5)	(1,157.6)	(697.5)

Expenses related to financial debt		(176.9)	(180.2)	(202.3)
Income provided by cash and cash equivalents		2.7	1.7	1.7
Cost of financial debt, net	22	(174.2)	(178.5)	(200.6)
Other financial income (loss)	23	(11.4)	(54.5)	(43.0)
Income (loss) of consolidated companies before income taxes		(582.1)	(1,390.6)	(941.1)
Deferred taxes on currency translation		(1.0)	(1.6)	(15.9)
Other income taxes		14.7	(75.4)	(107.9)

Total income taxes	24	13.7	(77.0)	(123.8)

Net income (loss) from consolidated companies		(568.4)	(1,467.6)	(1,064.9)

Share of income (loss) in companies accounted for under equity method		(8.2)	21.4	(81.7)

Net income (loss)		(576.6)	(1,446.2)	(1,146.6)

Attributable to:
Owners of CGG SA		$(573.4)	(1,450.2)	(1,154.4)
Owners of CGG SA(2)		€(518.6)	(1,302.0)	(866.1)
Non-controlling interests		$(3.2)	4.0	7.8
Weighted average number of shares outstanding(3)(4)	29	20,795,431	6,080,535	6,077,792
Dilutive potential shares from stock options	29	(1)	(1)	(1)
Dilutive potential shares from performance share plans	29	(1)	(1)	(1)
Dilutive potential shares from convertible bonds	29	(1)	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive(3)(4)		20,795,431	6,080,535	6,077,792
Net income (loss) per share
— Basic		$(27.57)	(238.50)	(189.95)
— Basic(2)		€(24.94)	(214.11)	(142.52)
— Diluted		$(27.57)	(238.50)	(189.95)
— Diluted(2)		€(24.94)	(214.11)	(142.52)

(1)	As our net result was a loss, stock options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.
(2)	Converted at the average exchange rate of US$1.1057, US$1.1138 and US$1.3328 per € for 2016, 2015 and 2014 respectively.
(3)	As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2015 and 2014 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per share for 2015 and 2014 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

The accompanying notes are an integral part of the consolidated financial statements

CGG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year
	2016	2015	2014
	(In millions of US$)
Net income (loss) from statements of operations	(576.6)	(1,446.2)	(1,146.6)
Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Net gain (loss) on cash flow hedges	(0.2)	0.7	(1.2)
Net gain (loss) on available-for-sale financial assets	—	(0.7)	—
Exchange differences on translation of foreign operations	(17.7)	(16.8)	(49.2)
Net other comprehensive income to be reclassified in profit (loss) in subsequent period(1)	(17.9)	(16.8)	(50.4)
Other comprehensive income not to be classified in profit (loss) in subsequent period:
Net gain (loss) on actuarial changes on pension plan	(6.6)	(3.3)	(8.5)
Net other comprehensive income not to be reclassified in profit (loss) in subsequent period(2)	(6.6)	(3.3)	(8.5)
Total other comprehensive income (loss) for the period, net of taxes(1)+(2)	(24.5)	(20.1)	(58.9)

Total comprehensive income (loss) for the period	(601.1)	(1,466.3)	(1,205.5)
Attributable to:
Owners of CGG	(595.4)	(1,467.4)	(1,213.2)
Non-controlling interests	(5.7)	1.1	7.7

(1)	Actuarial changes on pension plan are not classified to profit or loss in subsequent periods.
(2)	Other components recognized in other comprehensive income are reclassified to profit or loss under certain conditions.

The accompanying notes are an integral part of the consolidated financial statements

CGG

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of Shares issued (a)	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2014	5,527,840	92.7	3,180.4	575.1	(46.1)	(20.6)	(7.6)	26.0	3,799.9	90.2	3,890.1

Net gain (loss) on actuarial changes on pension plan(1)				(8.5)					(8.5)		(8.5)
Net gain (loss) on cash flow hedges(2)							(1.2)		(1.2)		(1.2)
Exchange differences on foreign currency translation(3)							1.2	(50.3)	(49.1)	(0.1)	(49.2)

Other comprehensive income(1)+(2)+(3)				(8.5)			—	(50.3)	(58.8)	(0.1)	(58.9)
Net income(4)				(1,154.4)					(1,154.4)	7.8	(1,146.6)

Comprehensive income(1)+(2)+(3)+(4)				(1,162.9)			—	(50.3)	(1,213.2)	7.7	(1,205.5)
Capital increase	5,447	0.1		(0.1)					—		—
Dividends									—	(7.5)	(7.5)
Cost of share-based payment				8.2					8.2		8.2
Reimbursement of convertible bonds, net of deferred taxes				(16.3)					(16.3)		(16.3)
Exchange differences on foreign currency translation generated by the parent company					110.8				110.8		110.8
Changes in consolidation scope and other				3.6					3.6	(37.2)	(33.6)

Balance at December 31, 2014	5,533,287	92.8	3,180.4	(592.4)	64.7	(20.6)	(7.6)	(24.3)	2,693.0	53.2	2,746.2

(a)	Number of shares as of January 1, 2014, December 31, 2014 and capital increase have been restated to reflect the 32-for-one stock split on July 20, 2016.

	Number of Shares issued (a)	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2015	5,533,287	92.8	3,180.4	(592.4)	64.7	(20.6)	(7.6)	(24.3)	2,693.0	53.2	2,746.2

Net gain (loss) on actuarial changes on pension plan(1)				(3.3)					(3.3)		(3.3)
Net gain (loss) on cash flow hedges(2)							0.7		0.7		0.7
Net gain (loss) on available-for-sale financial assets(3)							(0.7)		(0.7)		(0.7)
Exchange differences on foreign currency translation(4)							0.7	(14.6)	(13.9)	(2.9)	(16.8)

Other comprehensive income(1)+(2)+(3)+(4)				(3.3)			0.7	(14.6)	(17.2)	(2.9)	(20.1)
Net income(5)				(1,450.2)					(1,450.2)	4.0	(1,446.2)

Comprehensive income(1)+(2)+(3)+(4)+(5)				(1,453.5)			0.7	(14.6)	(1,467.4)	1.1	(1,466.3)
Dividends									—	(7.5)	(7.5)
Cost of share-based payment				3.2					3.2		3.2
Exchange differences on foreign currency translation generated by the parent company					73.3				73.3		73.3
Public exchange offer of convertible bonds, net of tax				8.5					8.5		8.5
Transfer to retained earnings of the parent company			(1,770.4)	1,770.4					—		—
Changes in consolidation scope and other				(4.7)			6.3		1.6	(0.6)	1.0

Balance at December 31, 2015	5,533,287	92.8	1,410.0	(268.5)	138.0	(20.6)	(0.6)	(38.9)	1,312.2	46.2	1,358.4

(a)	Number of shares as of January 1, 2015 and December 31, 2015 has been restated to reflect the 32-for-one stock split on July 20, 2016.

	Number of Shares issued (a)	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative Translation Adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2016	5,533,287	92.8	1,410.0	(268.5)	138.0	(20.6)	(0.6)	(38.9)	1,312.2	46.2	1,358.4

Net gain (loss) on actuarial changes on pension plan(1)				(6.6)					(6.6)		(6.6)
Net gain (loss) on cash flow hedges(2)							(0.2)		(0.2)		(0.2)
Net gain (loss) on available-for-sale financial assets(3)									—		—
Exchange differences on foreign currency translation(4)								(15.2)	(15.2)	(2.5)	(17.7)

Other comprehensive income(1)+(2)+(3)+(4)				(6.6)			(0.2)	(15.2)	(22.0)	(2.5)	(24.5)
Net income(5)				(573.4)					(573.4)	(3.2)	(576.6)

Comprehensive income(1)+(2)+(3)+(4)+(5)				(580.0)			(0.2)	(15.2)	(595.4)	(5.7)	(601.1)
Capital increase	16,599,862	231.6	135.9			0.5			368.0		368.0
Share capital reduction (see note15)		(304.1)	304.1						—		—
Dividends									—	(4.4)	(4.4)
Cost of share-based payment				2.6					2.6		2.6
Exchange differences on foreign currency translation generated by the parent company					33.1				33.1		33.1
Changes in consolidation scope and other				0.2					0.2		0.2

Balance at December 31, 2016	22,133,149	20.3	1,850.0	(845.7)	171.1	(20.1)	(0.8)	(54.1)	1,120.7	36.1	1,156.8

(a)	Number of shares as of January 1, 2016 and capital increase have been restated to reflect the 32-for-one stock split on July 20, 2016.

The accompanying notes are an integral part of the consolidated financial statements

CGG

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year
	Notes	2016	2015	2014
		(In millions of US$)
OPERATING
Net income (loss)		(576.6)	(1,446.2)	(1,146.6)
Depreciation and amortization	28	293.2	1,310.6	1,031.3
Multi-client surveys depreciation and amortization	10, 28	417.2	369.5	565.8
Depreciation and amortization capitalized in multi-client surveys	10	(42.3)	(72.8)	(130.0)
Variance on provisions		(105.6)	98.5	116.1
Stock based compensation expenses		2.0	3.1	6.1
Net (gain) loss on disposal of fixed and financial assets	28	0.1	(27.2)	(7.3)
Equity (income) loss of investees		8.2	(21.4)	81.7
Dividends received from investments in companies under equity method		13.0	5.1	30.7
Other non-cash items		0.3	(3.0)	44.8
Net cash flow including net cost of financial debt and income tax		9.5	216.2	592.6
Less net cost of financial debt		174.2	178.5	200.6
Less income tax expense		(13.7)	77.0	123.8
Net cash flow excluding net cost of financial debt and income tax		170.0	471.7	917.0
Income tax paid		(12.6)	(19.2)	(22.9)
Net cash flow before changes in working capital		157.4	452.5	894.1
— change in trade accounts and notes receivables		320.2	76.8	7.6
— change in inventories and work-in-progress		60.2	53.2	40.3
— change in other current assets		(27.3)	25.7	12.8
— change in trade accounts and notes payable		(98.2)	(144.1)	(73.4)
— change in other current liabilities		(58.2)	(33.5)	(36.3)
Impact of changes in exchange rate on financial items	28	1.0	(22.5)	19.1

Net cash flow provided by operating activities		355.1	408.1	864.2

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9	(104.5)	(145.6)	(281.9)
Investments in multi-client surveys, net cash	10	(295.1)	(284.6)	(583.3)
Proceeds from disposals of tangible & intangible assets		12.3	46.2	7.8
Total net proceeds from financial assets	28	6.1	4.4	21.5
Acquisition of investments, net of cash & cash equivalents acquired	28	—	(19.3)	(8.1)
Variation in loans granted	28	18.3	(27.8)	(50.0)
Variation in subsidies for capital expenditures		(0.6)	(0.7)	(0.9)
Variation in other non-current financial assets		(17.7)	4.1	1.4

Net cash flow used in investing activities		(381.2)	(423.3)	(893.5)

FINANCING
Repayment of long-term debt		(496.1)	(231.6)	(1,288.1)
Total issuance of long-term debt		458.1	466.0	1,382.3
Lease repayments		(8.7)	(8.2)	(8.8)
Change in short-term loans		0.9	(2.1)	(0.8)
Financial expenses paid		(141.8)	(153.8)	(144.0)
Net proceeds from capital increase:
— from shareholders	28	367.5	—	0.1
— from non-controlling interests of integrated companies		—	—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—	—
— to non-controlling interests of integrated companies	28	(4.4)	(7.5)	(43.2)
Acquisition/disposal from treasury shares		0.5	—	—

Net cash flow provided by (used in) financing activities		176.0	62.8	(102.5)

Effect of exchange rates on cash		3.6	(21.4)	(8.7)
Impact of changes in consolidation scope		—	—	(30.4)

Net increase (decrease) in cash and cash equivalents		153.5	26.2	(170.9)

Cash and cash equivalents at beginning of year	28	385.3	359.1	530.0

Cash and cash equivalents at end of period	28	538.8	385.3	359.1

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

Given that the Company is listed on a European Stock Exchange and pursuant to European Regulation n(o)1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union at December 31, 2016.

The consolidated financial statements were authorized for issue by the Board of Directors on March 2, 2017 and are subject to the approval of our General Meeting convened to approve the 2016 financial statements. As part of a new financial statements authorization for issue, the Board of Directors held on April 27, 2017, updated the classification of part of our financial debt as current liability and amended the notes 1.2, 1.3, 13, 18, and 30.

1.1 — Critical Accounting Policies

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

Those accounting policies are consistent with those used to prepare our consolidated financial statements as at December 31, 2015, except for the first adoption of the following Standards, Amendments, and Interpretations:

•	Annual Improvements (2012-2014)

•	Amendments to IAS 1 — Disclosure initiative

•	Amendments to IAS 16 & IAS 38 — Clarification of Acceptable Methods of Depreciation and Amortization

•	Amendments to IFRS 11 — Acquisition of an interest in a joint operation

The adoption of these Standards, Amendments, and Interpretations had limited impact on the Group’s financial statements. The application of Amendments to IAS 16 & IAS 38 — Clarification of Acceptable Methods of Depreciation and Amortization is described below.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were not effective as of December 31, 2016, namely:

•	IFRS 15 — Revenue from Contracts with Customers

•	IFRS 9 — Financial instrument — classification and valuation of financial assets

First analysis of the application of IFRS 15 is detailed below.

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	Amendments to IAS 7 — Disclosure initiative

•	Amendments to IAS 12 — Recognition of deferred tax assets for unrealized losses

•	Amendments to IFRS 2 — Share-based payment

•	Amendments to IFRS 15 — Revenue from Contracts with Customers

•	IFRS 16 — Leases

•	Annual Improvements (2014-2016)

•	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

We are currently reviewing these Standards, Amendments, and Interpretations to measure their potential impact on our consolidated financial statements.

Application of Amendments to IAS 16 & IAS 38 — Clarification of Acceptable Methods of Depreciation and Amortization

The amendment of IAS 38 Intangible assets led CGG to adapt its multi-client library amortization pattern as follows:

•

From January 1, 2016 onwards; each survey is amortized in a manner that reflect the pattern of consumption of economic benefits determined on the basis of the normative total expected sales on this survey and no longer on the basis of sales generated.

•	This amount used for amortization purposes excludes the effect of price elements like significant discounts or transfer fees for change in control.

•

A rate corresponding to the ratio of capitalized costs to total expected sales excluding these particular pricing components over the life of the survey is applied to each normative sale. For 2016, and as applied conservatively by CGG since January 1, 2014, such amortization rate is 80%.

•

In most of the transactions, the normative sale equals the amount of revenue recognized. In some cases, however, the amount of revenue recognized is adjusted to exclude particular pricing components (e.g. a special rebate to a customer buying a large volume of data).

In addition, an impairment test is performed on an annual basis (or more frequently, whenever there is an indication that a survey may be impaired). Given the life cycle of a multi-clients project, our surveys are generally fully depreciated or impaired within five years after completion.

These principles reflect the characteristic of our multi-client business models and have been applied from January 1, 2016.

The application of IAS 38 amendment in 2016 led to an additional amortization of US$24.8 million.

First analysis of the application of IFRS 15 — Revenue from Contracts with Customers

The IASB issued a new revenue recognition standard, IFRS 15, replacing all existing IFRS standards on revenues. This standard is effective on January 1, 2018 with a retrospective application (i.e. financial statements shall be presented as this standard had always been in force). CGG will implement IFRS 15 on January 1, 2018 without early adoption.

IFRS 15 defines the frame of the revenue recognition as a five steps process: i) identify the contract, ii) identify the performance obligations, iii) determine the transaction price, iv) allocate the transaction price, v) recognize revenue. The second step still allows the revenue recognition over time provided certain criteria are met, the main change compared to current standards being the notion of “risk and rewards” replaced by the notion of “control”.

The Group analyzed this new standard at corporate level starting FY14. Since CGG includes various Business Lines and considering the application of this new standard implies significant intimacy with operations the Group initiated a bottom up assessment in June 2016 with the aim to go through the five steps of the standard for each activity. The process of analysis and validation is still in progress.

CGG does not expect significant changes in its revenues recognition policies during the final conclusion phase for exclusive surveys sales and after-sales of multi-client surveys. Revenue recognition for multi-clients during prefunding phase (before delivery) is still under close scrutiny and analysis. CGG, as well as all multi-clients players, currently recognizes revenue over time based on physical progress of the survey. CGG liaised with all major players of multi clients industry to share views on the new standard application during this phase and compare operational practices. CGG has not yet concluded the analysis on this particular topic.

1.2 — Use of judgment and estimates

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

Key judgments and estimates used in the financial statements are summarized in the following table:

Note	Judgments and estimates	Key assumptions
Note 1.3	Going concern	Assessment of going concern considering current covenants and financial restructuring

Note 2	Fair value of assets and liabilities acquired through purchase accounting	Pattern used to determine the fair value of assets and liabilities

Note 3	Recoverability of client receivables	Assessment of clients’ credit default risk

Notes 7 and 8	Valuation of investments	Financial assets fair value Equity method companies fair value

Note 10	Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys

Note 10	Depreciation and amortization of tangible and intangible assets	Assets useful lives

Note 11	Recoverable value of goodwill and intangible assets	Expected geophysical market trends and timing of recovery Discount rate (WACC)

Note 13	Classification of financial debt as current or non-current	Progress of the negotiations on Financial Restructuring

Note 16	Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate

Note 16	Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts

Note 16	Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions

Note 19	Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts

Note 20	Development costs	Assessment of future benefits of each project

Note 24	Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

1.3 — Going concern assumptions

At the date of March 2, 2017, in light of the Group’s cash flow projections based on the current operations and in the absence of any acceleration of the Group’s financial debt reimbursement discussed below, CGG has enough cash liquidity to fund its operations until at least December 31, 2017 provided that some specific actions, which are subject to negotiation with other parties, be successfully implemented during this period. At the date of April 27, 2017, the main specific actions being the proactive management of marine liabilities and the fleet ownership changes (see note 30) have been already successfully implemented.

The Group is, however, facing material uncertainties that may cast substantial doubt upon its ability to continue as a going concern, including likely future non-respect of certain ratios included in maintenance covenants, and other limitations contained in the outstanding (drawn) Revolving Credit Facilities, in the Term

Loan B and in the Nordic Facility. If such non-respect of ratios were to occur and not be timely remediated, it would trigger, also through the crossdefault clauses of the Senior Notes indentures, the immediate acceleration of repayment of substantially all of CGG’s senior debt. CGG would not then have sufficient cash liquidity to fulfill these reimbursement obligations, nor — in the current economic environment and given its financial situation — be in a position to raise the required additional refinancing.

In the recent past, CGG requested and obtained several consents from its RCF, Term Loan B and Nordic lenders, particularly related to the disapplication of maintenance covenants as of December 31, 2016 (obtained before 2016 year-end) and to the appointment of a ‘mandataire ad hoc’ (a French facilitator for creditor negotiations) to support the financial restructuring process that CGG is entering into with the aim of significantly reducing debt levels. The proposed debt reduction would involve the conversion of unsecured debt into equity and the extension of the secured debt maturities.

Looking forward, in the context of the discussions with the lenders about the financial restructuring necessary to allow the Group to face its capital structure constraints, the Management intends particularly to obtain the appropriate standstill agreement or covenants’ relief to prevent any future events of default on the Group’s credit agreements. The disapplication of maintenance covenants as of March 31, 2017 was thus requested and obtained shortly before March 31, 2017. If discussions with lenders are unsuccessful, and to avoid the risk of any liquidity shortfall or an accelerated reimbursement of the Group’s financial debt, the Company will consider all available legal options to protect the Group’s operations while negotiating the terms of its financial restructuring.

Having carefully considered the above, the Board of Directors held on March 2, 2017 concluded that preparing the 2016 consolidated financial statements on a going concern basis is an appropriate assumption. Considering the main specific actions already achieved, the Board of Directors held on April 27, 2017, confirmed that a going concern basis is again an appropriate assumption.

1.4 — Accounting policies

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

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones before which the customer has a right of cancellation or refund of amounts paid have been achieved.

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

Borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale are capitalized as part of the acquisition cost of such assets.

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

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The carrying amount of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization. Whenever there is an indication that a survey may be impaired, an impairment test is performed. A systematic impairment test of all delivered surveys is performed for the yearly closing.

Each survey is amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and after-sale periods. An amortization rate of 80% corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey is applied to each normative sale, unless specific indications lead to application of a different rate. If that is the case, the amortization rate is adjusted to reflect the commercial effects of price elements. Given the life cycle of a multi-clients project, our surveys are generally fully depreciated or impaired within five years after delivery.

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

When we have transferred the rights to receive cash flows from an asset, we evaluate if and to what extent we have retained the risks and rewards of ownership. When we have neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of our continuing involvement in the asset. In that case, we also recognize an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that we have retained.

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

15 — Convertible debt

•

The Company recognizes separately the components of convertible debt as respectively (i) a financial liability and (ii) an option to the holder of the instrument to convert it into an equity instrument of the Company.

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

17 — Cash flow statement

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

NOTE 2 — SIGNIFICANT EVENTS, ACQUISITION AND DIVESTURES

— During 2016

Initiation of the financial restructuring process

In Q3 2016 earnings release in November CGG announced that it would take steps to evaluate its short- and long-term alternatives to address its capital structure constraints. The first steps taken in 2016 and 2017 led to the nomination of a ‘mandataire ad hoc’ on February 27, 2017. For more detail, please refer to note 30.

Issued shares

CGG increased its share capital through the distribution of preferential subscription rights to existing shareholders launched on January 13, 2016. The final gross proceeds amounted to €350,589,080.16, corresponding to the issuance of 531,195,576 new shares. The net proceeds of the issuance amounted to €337 million (or US$368 million) and were used to reinforce the shareholders’ equity of CGG and improve its liquidity as it finances its Transformation Plan.

The transaction was fully underwritten (excluding the Bpifrance Participations and IFP Energies Nouvelles subscription commitments) by a syndicate of banks. The fees and costs related to this transaction amounted to €13 million (US$14 million).

The listing of the new shares on the regulated market of Euronext Paris (Segment B) on the same line as the existing shares (FR0000120164) took place on February 5, 2016. As from that date, the share capital of CGG was composed of 708,260,768 shares with a nominal value of €0.40 each, for a total nominal share capital of €283,304,307.20.

Reverse stock split

The Company carried out on July 20, 2016 the reverse stock split that the Combined General Shareholders’ Meeting approved on May 27, 2016. All shareholders received one new share (with all rights pertaining to shares), in exchange for 32 former shares. The first share price on July 20 was calculated on the basis of the last share price traded on July 19 (€0.69) multiplied by 32.

The listing of the new shares on the regulated market of Euronext Paris (Segment B) on a new line (FR0013181864) took place on July 20, 2016. As from that date, the share capital of CGG was composed of 22,133,149 shares with a nominal value of €12.80 each, for a total nominal share capital of €283,304,307.20.

Change of nominal value of ordinary shares

The Company carried out on August 11, 2016 the change of nominal value of ordinary shares that the Combined General Shareholders’ Meeting approved on May 27. The Company’s share capital was reduced by €265,597,788 (or US$304.1 million at historical exchange rate) to bring it down from €283,304,307 to €17,706,519 (or US$20.3 million) by reducing the nominal value of the Company’s shares after realization of the reverse split from €12.80 to €0.80.

The amount of €265,597,788, corresponding to the share capital reduction, was allocated in full to the “additional paid in capital” account.

Sale of the Multi-Physics Business Line

CGG announced on April 29, 2016, that it had entered into a binding agreement with NEOS for the sale of the Multi-Physics Business Line. On December 12, 2016, the transaction between NEOS and CGG did not proceed and the agreement for this sale was terminated.

Gardline CGG Pte Ltd

On March 24, 2016, CGG sold its 49% stake in Gardline CGG Pte Ltd., which was accounted for using the equity method in our financial statements.

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

In June 2014, CGG and Industrialization & Energy Services Company (TAQA) signed a ‘share sale and purchase agreement’ under which CGG Services (UK) Ltd, a subsidiary of CGG, sold 2% of the share capital of Ardiseis FZCO to TAQA for a total consideration of US$1.2 million. As a result of the transaction, CGG owned 49% of Ardiseis FZCO and did not control the company any longer. From June 30, 2014, Ardiseis FZCO was no longer fully consolidated in our consolidated financial statements but was accounted for under the equity method.

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

NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE

Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31,
	2016	2015	2014
	(In millions of US$)
Trade accounts and notes receivable gross — current portion	330.9	662.0	651.9
Less: allowance for doubtful accounts — current portion	(37.1)	(42.3)	(34.7)

Trade accounts and notes receivables net — current portion	293.8	619.7	617.2

Trade accounts and notes receivable gross — non-current portion	6.9	0.7	3.0
Less: allowance for doubtful accounts — non-current portion	—	—	—

Trade accounts and notes receivables net — non-current portion	6.9	0.7	3.0

Recoverable costs and accrued profit, not billed	134.1	192.1	322.3

Total accounts and notes receivables	434.8	812.5	942.5

Allowances for doubtful accounts only relate to overdue receivables as of December 31, 2016.

As of December 31, 2016 the ageing analysis of net trade accounts and notes receivables is as follows:

	Not past due	30 days	30 - 60 days	60 - 90 days	90 - 120 days	> 120 days	Total
	(In millions of US$)
2016	189.1	33.6	17.5	3.1	6.5	50.9	300.7
2015	390.6	98.9	26.2	17.3	24.3	63.1	620.4
2014	326.9	100.6	45.4	48.3	10.6	88.4	620.2

Litigation

On March 18, 2013, CGG Services SAS, a fully owned subsidiary of CGG SA, initiated arbitration proceedings against ONGC, an Indian company, to recover certain unpaid amounts under three commercial contracts entered into by the two entities between 2008 and 2010. The proceedings are on-going. We believe that this arbitration proceeding will allow us to recover the receivables that are recorded on our statement of financial position as unpaid receivables.

Factoring agreements

There were no factoring agreements as of December 31, 2016 and 2015.

In 2014, we entered into several factoring agreements with various banks. We had transferred US$81.1 million of notes receivable as part of these agreements. The risks retained by the Group were mainly the risk of payment delay up to 30 days and the risk of commercial litigation. Both were historically low with the transferred clients. As a consequence, the Group retained only non-significant amounts to the extent of its continuing involvement. Related costs recorded in operating income are not significant.

NOTE 4 — INVENTORIES AND WORK IN PROGRESS

	December 31, 2016			December 31, 2015			December 31, 2014
	Cost	Valuation Allowance	Net	Cost	Valuation Allowance	Net	Cost	Valuation Allowance	Net
	(In millions of US$)
Consumables and spares parts	12.0	(0.9)	11.1	15.2	(0.6)	14.6	36.4	(0.6)	35.8
Raw materials and sub-assemblies	67.0	(17.2)	49.8	76.0	(14.9)	61.1	91.9	(13.5)	78.4
Work in progress	138.4	(28.5)	109.9	159.0	(25.8)	133.2	197.0	(26.4)	170.6
Finished goods	110.0	(14.5)	95.5	134.5	(14.1)	120.4	143.8	(11.3)	132.5

Inventories and work in progress	327.4	(61.1)	266.3	384.7	(55.4)	329.3	469.1	(51.8)	417.3

Variation of inventories and work in progress

	December 31,
Variation of the period	2016	2015	2014
	(In millions of US$)
Balance at beginning of period	329.3	417.3	505.2
Variations	(52.6)	(45.0)	(30.8)
Movements in valuation allowance	(7.6)	(8.2)	(9.5)
Change in consolidation scope	—	—	(8.0)
Change in exchange rates	(6.8)	(33.0)	(39.6)
Others	4.0	(1.8)	—

Balance at end of period	266.3	329.3	417.3

In 2014, change in consolidation scope corresponded to inventories and work in progress contributed to Alcatel-Lucent Submarine Networks (ASN) and Geokinetics (see note 2).

NOTE 5 — OTHER CURRENT ASSETS AND ASSETS HELD FOR SALE

Other current assets

	December 31,
	2016	2015	2014
	(In millions of US$)
Personnel and other tax assets	31.8	40.8	41.9
Fair value of financial instruments	—	0.3	1.4
Other miscellaneous receivables(a)	46.7	43.3	32.1
Supplier prepayments	12.0	20.9	33.3
Prepaid expenses	15.3	13.9	17.8

Other current assets	105.8	119.2	126.5

(a)	Includes restricted cash for US$4.0 million in 2016.

Assets held for sale

	December 31,
	2016	2015	2014
	(In millions of US$)
Massy headquarters land	—	7.6	10.7
Seismic vessels	15.0	22.0	26.2
Equipment and others	3.6	4.8	1.4

Assets held for sale	18.6	34.4	38.3

In 2016, we sold the remaining part of Massy headquarters. We also recognized a US$7.0 million impairment on a seismic vessel (see note 21).

In 2015, we sold a part of these headquarters, and two of the three seismic vessels that were previously classified as assets held for sale in 2014 as part of our transformation plan.

NOTE 6 — ASSET VALUATION ALLOWANCE

	December 31, 2016
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(In millions of US$)
Trade accounts and notes receivables	42.3	12.3	(17.2)	—	(0.3)	37.1
Inventories and work-in-progress	55.4	9.0	(1.4)	—	(1.9)	61.1
Tax assets	6.9	0.5	(0.1)	—	(0.8)	6.5
Other current assets	7.5	0.3	(4.2)	—	—	3.6

Total assets valuation allowance	112.1	22.1	(22.9)	—	(3.0)	108.3

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2015
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(In millions of US$)
Trade accounts and notes receivables	34.8	12.2	(6.4)	—	1.7	42.3
Inventories and work-in-progress	51.7	9.3	(1.1)	—	(4.5)	55.4
Tax assets	8.0	1.3	(2.1)	—	(0.3)	6.9
Other current assets	9.8	1.1	(1.1)	—	(2.3)	7.5

Total assets valuation allowance	104.3	23.9	(10.7)	—	(5.4)	112.1

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

	December 31, 2014
	Balance at beginning of year	Additions	Deductions	Unused Deductions	Others(a)	Balance at end of period
	(In millions of US$)
Trade accounts and notes receivables	30.6	17.4	(12.4)	—	(0.8)	34.8
Inventories and work-in-progress	49.9	13.6	(4.1)	—	(7.7)	51.7
Tax assets	0.1	7.9	—	—	—	8.0
Other current assets	11.2	2.7	(3.9)	—	(0.2)	9.8
Loans receivables and other investments	0.1	—	—	—	(0.1)	—

Total assets valuation allowance	91.9	41.6	(20.4)	—	(8.8)	104.3

(a)	Includes the effects of exchange rate changes and changes in the scope of consolidation.

NOTE 7 — INVESTMENTS AND OTHER FINANCIAL ASSETS

	December 31,
	2016	2015	2014
	(In millions of US$)
Non-consolidated investments	8.8	15.3	57.0
Loans and advances	18.2	65.1	72.5
Deposits and other	24.9	7.2	12.3

Total	51.9	87.6	141.8

The Group has pledged part of its long-term deposits in order to fulfil some collateral requirements.

Non-consolidated investments

			December 31,
	Country	2016 % of interests	2016	2015	2014
			(In millions of US$)
Other investments in non-consolidated companies
Tronic’s Microsystems SA	France	—	—	3.4	4.7
Geokinetics Inc.	USA	16.0%	6.0	9.0	49.0
Other investments in non-consolidated companies			2.8	2.9	3.3

Total non-consolidated investments			8.8	15.3	57.0

On December 31, 2016, our non-consolidated investments decrease due to a US$3.0 million depreciation of our financial stake in Geokinetics Inc. and the sale of our remaining 9.17% financial stake in Tronic’s Microsystems SA.

On December 31, 2015, our non-consolidated investments decreased mainly due to a US$40.0 million depreciation of our financial stake in Geokinetics Inc. During 2015, the Group’s shareholding in Tronic’s Microsystems SA decreased from 15.43% to 9.17%.

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

Loans and advances

CGG participated in Seabed Geosolutions BV capital increase through the conversion of part of the existing loan for US$19.0 million and the other US$19.0 million has been fully repaid by Seabed Geosolutions BV as of December 31, 2016. CGG granted a loan amounting to US$38.0 million as of December 31, 2015 and US$45.1 million as of December 31, 2014 to Seabed Geosolutions BV.

Loans and advances also include a loan granted by CGG Holding BV to PTSC CGGV Geophysical Survey Limited for a net discounted amount of US$13.0 million as of December 31, 2016, US$24.0 million as of December 31, 2015 and US$26.7 million as of December 31, 2014.

NOTE 8 — INVESTMENTS IN COMPANIES UNDER EQUITY METHOD

		2016 % of interests	December 31,
	Country / Head office		2016	2015	2014
			(In millions of US$)
Marine acquisition
CGG Eidesvik Ship Management AS	Norway / Bergen	49.0%	0.2	0.2	0.2
Eidesvik Seismic Vessels AS	Norway / Bomlo	49.0%	21.0	19.0	16.6
Gardline CGG Pte Ltd(1)	Singapore	—	—	7.7	5.5
Geo Ship Management Services SAS (formerly GeofieLD Ship Management Services SAS)(2)	France / Massy	—	—	(0.1)	(0.1)
Oceanic Seismic Vessels AS	Norway / Bomlo	49.0%	27.0	25.4	23.5
PT Elnusa-CGGVeritas Seismic	Indonesia / Jakarta	49.0%	0.4	0.3	0.5
PTSC CGGV Geophysical Survey Limited	Vietnam / Vung Tau City	49.0%	9.6	18.9	23.9
Land and Multi-Physics acquisition
Ardiseis FZCO(3)	United Arab Emirates / Dubai	—	—	—	27.4
Argas(3)	Saudi Arabia / Al-Khobar	49.0%	64.5	73.4	37.2
Seabed Geosolutions BV	The Netherlands / Amsterdam	40.0%	67.5	53.4	4.9
Veri-Illuq Geophysical Ltd.	Canada / Calgary	49.0%	(0.1)	(0.1)	(0.1)
Yamoria Geophysical Ltd.	Canada / Calgary	49.0%	(0.3)	(0.3)	(0.4)
GGR
Magnitude Microseismic LLC	US / Houston	—	—	—	(4.6)
Petroleum Edge Limited	UK / London	50.0%	(1.1)	—	—
Reservoir Evaluation Services LLP	Kazakhstan / Almaty	36.0%	1.8	2.9	3.2

Investments in companies under the equity method			190.5	200.7	137.7

(1)	On March 24, 2016, CGG sold its 49% stake in Gardline CGG Pte Ltd.
(2)	On June 13, 2016, CGG bought the remaining 50% stake in GeofieLD Ship Management Services SAS. Shortly after, the company was renamed Geo Ship Management Services SAS
(3)	From January 1, 2015, ARDISEIS is consolidated under ARGAS (see note 2).

The variation of “Investments in companies under equity method” is as follows:

	December 31,
	2016	2015	2014
	(In millions of US$)
Balance at beginning of period	200.7	137.7	325.8
Change in consolidation scope	(8.6)	4.9	29.2
Investments made during the year	19.0	40.0	4.9
Equity in income	(8.2)	21.4	(81.7)
Impairment	—	—	(107.0)
Dividends received during the period, reduction in share capital	(13.0)	(5.1)	(30.7)
Change in exchange rate and other	0.6	1.8	(2.8)

Balance at end of period	190.5	200.7	137.7

The changes in consolidation scope in 2016 correspond for US$(8.6) million to the disposal of the shares we held in Gardline CGG PTE Ltd. In 2015, the changes in consolidation scope corresponded for US$4.9 million to the disposal of the shares we held in Magnitude Microseismic LLC. In 2014, the changes in consolidation corresponded for US$27.6 million to the change of consolidation method of Ardiseis in June 2014 (see note 2).

The investments in 2016 correspond for US$19 million to our participation in Seabed Geosolutions BV capital increase through the conversion of part of the existing debt. In 2015, the investments corresponded for US$40 million to our participation in Seabed Geosolutions BV capital increase through the conversion of part of the existing debt. In 2014, the investments corresponded for US$4.9 million to our contribution in our joint venture Magnitude.

The 2014 impairment corresponded to the impairment of our shares in Seabed Geosolutions BV that is recorded in the line item “Other revenues (expenses) — net” in the consolidated statement of operations (see note 21).

Main contributive companies under equity method

The following tables illustrate summarized financial information as of December 31, 2016 of the main contributive entities operating in the Land and Multi-Physics acquisition business:

	Argas	Seabed Geosolutions BV
	(In millions of US$)
Revenue	137.5	196.9
Depreciation and amortization	(31.3)	(45.5)
Cost of financial debt	(1.9)	(5.3)
Tax income (expense)	(1.4)	4.3
Net income (loss)	6.7	(30.8)

Cash and cash equivalents	12.6	4.6
Current assets	60.9	90.9
Total non-current assets	121.5	206.5
Current financial liabilities	20.0	—
Current liabilities	29.1	74.2
Non-current financial liabilities	—	11.8
Non-current liabilities	13.1	0.2
Equity	132.8	215.8

Dividends paid to CGG	5.6	—

CGG granted a loan amounting to US$38 million as of December 31, 2015 to Seabed Geosolutions BV. This loan was repaid for US$19 million and for the remaining US$19 million converted in capital as at December 31, 2016.

For transactions with investments in companies under the equity method, please see note 27 — Related party transactions.

Reconciliation of the summarized financial information above with the carrying amount of the main contributive entities in our statement of financial position and with our share of income as of December 31, 2016 is as follows:

	Argas	Seabed Geosolutions BV	Other entities	Total
	(In millions of US$)
Equity of main contributive entities	132.8	215.8
% of interest	49%	40%
% of equity of main contributive entities	65.1	86.3
Adjustments and eliminations	(0.6)	(18.8)

Investments in companies under the equity method	64.5	67.5	58.5	190.5

	Argas	Seabed Geosolutions BV	Other entities	Total
	(In millions of US$)
Net income of main contributive entities	6.7	(30.8)
% of interest	49%	40%
% of income of main contributive entities	3.3	(12.3)
Adjustments and eliminations	(4.8)	7.5

Share of income (loss) in companies accounted for under the equity method	(1.5)	(4.8)	(1.9)	(8.2)

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2016			2015			2014
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(In millions of US$)
Land	17.4	—	17.4	17.1	—	17.1	19.6
Buildings	223.2	(114.9)	108.3	228.8	(106.0)	122.8	141.9
Machinery & equipment	982.5	(750.5)	232.0	989.3	(668.8)	320.5	486.2
Vehicles & vessels	607.4	(289.7)	317.7	597.6	(223.8)	373.8	501.4
Other tangible assets	113.5	(92.9)	20.6	115.9	(85.6)	30.3	38.4
Assets under constructions	12.6	—	12.6	20.7	—	20.7	50.7

Total Property, plant and equipment	1,956.6	(1,248.0)	708.6	1,969.4	(1,084.2)	885.2	1,238.2

Variation of the period

	December 31,
	2016	2015	2014
	(In millions of US$)
Balance at beginning of period	885.2	1,238.2	1,557.8
Acquisitions	57.2	78.5	201.0
Depreciation	(221.6)	(393.6)	(400.2)
Disposals	(4.4)	(13.3)	(16.7)
Change in exchange rates	(4.5)	(18.4)	(25.7)
Change in consolidation scope	—	—	(41.0)
Reclassification of tangible assets as “Assets held for sale”	(0.5)	(4.4)	(29.6)
Other	(2.8)	(1.8)	(7.4)

Balance at end of period	708.6	885.2	1,238.2

In 2016, the “Depreciation” line item includes a US$24.4 million impairment of vessels. In 2015, the “Depreciation” line item included a US$110 million impairment of vessels and related equipment’s. The net book value of our owned vessels has been aligned on recoverable value assessed as fair value less cost of disposal. In 2014, it included US$65 million impairment of marine fixed equipment mainly (see notes 19 and 21).

Disposals of assets mainly relate to marine seismic equipment scrapped or damaged.

In 2014, the “Change in consolidation scope” was mainly due to the sale of the North American land contract assets and activities to Geokinetics against a minority equity stake in this company (see note 2).

In 2014, as a consequence of the fleet downsizing plan of our fleet, three seismic vessels have been reclassified as “Assets held for sale”.

Reconciliation of acquisitions with the consolidated statements of cash flows

	December 31,
	2016	2015	2014
	(In millions of US$)
Acquisitions of tangible assets, excluding finance lease	57.2	78.5	201.0
Development costs capitalized (see notes 10 and 20)	34.0	41.5	56.8
Additions in other intangible assets, excluding non-exclusive surveys (see note 10)	9.0	10.6	20.6
Variance of fixed assets suppliers	4.3	15.0	3.5

Total purchases of tangible and intangible assets according to cash flow statement	104.5	145.6	281.9

Land, buildings and geophysical equipment recorded under finance leases

	December 31,
	2016			2015			2014
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(In millions of US$)
Geophysical equipment and vessels under finance leases	7.9	(2.5)	5.4	7.3	—	7.3	16.8
Land and buildings under finance leases	80.7	(16.3)	64.4	83.3	(13.6)	69.7	81.1

Total Property, plant and equipment under finance leases	88.6	(18.8)	69.8	90.6	(13.6)	77.0	97.9

Repairs and maintenance expenses

In 2016, Repairs and maintenance expenses included in cost of operations amount to US$44.3 million due to repairs on equipment and seismic vessels. Repairs and maintenance expenses amounted to US$64.2 million in 2015 and to US$106.8 million in 2014.

NOTE 10 — INTANGIBLE ASSETS

	December 31,
	2016			2015			2014
	Gross	Accumulated depreciation	Net	Gross	Accumulated depreciation	Net	Net
	(In millions of US$)
Multi-client surveys Marine	4,337.6	(3,598.4)	739.2	4,000.7	(3,191.5)	809.2	823.8
Multi-client surveys Land	683.4	(574.7)	108.7	653.3	(535.4)	117.9	123.6
Development costs capitalized	384.6	(183.1)	201.5	349.4	(149.5)	199.9	199.3
Software	106.9	(76.2)	30.7	106.0	(66.1)	39.9	41.9
Research — Technology	83.3	(82.3)	1.0	86.3	(82.1)	4.2	7.8
Customer relationships	246.2	(170.9)	75.3	248.2	(162.8)	85.4	136.7
Trade names	43.7	(31.2)	12.5	43.8	(31.4)	12.4	13.1
Other intangible assets	97.9	(82.1)	15.8	98.8	(81.0)	17.8	27.6

Total intangible assets	5,983.6	(4,798.9)	1,184.7	5,586.5	(4,299.8)	1,286.7	1,373.8

	December 31,
Variation of the period	2016	2015	2014
	(In millions of US$)
Balance at beginning of period	1,286.7	1,373.8	1,271.6
Increase in multi-client surveys	337.4	357.4	713.3
Development costs capitalized	34.0	41.5	56.8
Other acquisitions	9.0	10.6	20.6
Depreciation on multi-client surveys	(417.2)	(369.5)	(565.8)
Other depreciation	(64.4)	(113.2)	(109.0)
Disposals	(0.1)	(6.0)	(0.1)
Change in exchange rates	(2.6)	(14.2)	(28.3)
Change in consolidation scope	—	—	0.2
Other	1.9	6.3	14.5

Balance at end of period	1,184.7	1,286.7	1,373.8

In 2014, high level of investments in multi-client surveys was related to ongoing programs in Gulf of Mexico.

In 2016, the “Depreciation on multi-client surveys” line item includes a US$97.0 million of impairment of multi-client surveys. In 2015 and 2014, this line item included respectively US$41.8 million and US$112.7 million of impairment of multi-client surveys (see note 21).

In 2015, other depreciations included an impairment of customer relationship for US$39.7 million mainly. In 2014, other depreciations included US$21.7 million related to seabed activities (see note 21).

Reconciliation of acquisitions with the consolidated statements of cash flows and capital expenditures in note 19

	December 31,
	2016	2015	2014
	(In millions of US$)
Increase in multi-client surveys	337.4	357.4	713.3
Multi-client depreciations & amortizations capitalized	(42.3)	(72.8)	(130.0)

Investment in multi-client surveys according to cash flow statement	295.1	284.6	583.3

NOTE 11 — GOODWILL

Analysis of goodwill is as follows:

	December 31,
Variation of the period	2016	2015	2014
	(In millions of US$)
Balance at beginning of period	1,228.7	2,041.7	2,483.2
Additions	—	1.9	—
Impairment	—	(803.8)	(415.0)
Reclassification to Assets held for sale (see note 5)	—	—	(13.7)
Change in exchange rates	(5.4)	(11.1)	(12.8)

Balance at end of period	1,223.3	1,228.7	2,041.7

We recognized an impairment of US$804 million as of December 31, 2015 and US$415 million as of December 31, 2014 resulting from the annual impairment test, which we booked under the line “Other revenues (expenses) net” in our statement of operations (see note 21).

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

Following the CGG reorganization in four reportable segments in the third quarter of 2015, the cash generating units have been redefined in a consistent way with the new reportable segments. The marine cash generating unit has been split in three: i/ marine exclusive cash generating unit, ii/ marine multi-client, merged into the multi-client cash generating unit, and iii/ marine non-operated resources cash generating unit. The marine exclusive CGU is reported under the Contractual Data Acquisition segment, the marine multi-client has been merged in multi-client CGU and is reported under GGR segment and the marine non-operated resources CGU is reported under the Non-Operated Resources segment. Please refer to note 19 for further detail.

As a consequence, there are now nine cash generating units. A cash generating unit is a homogeneous group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The following table provides the split of the total Group Goodwill per segment:

	December 31,
	2016	2015	2014
	(In millions of US$)
Contractual Data Acquisition(1)	—	—	366
Non-Operated Resources	—	—	—
CGU Multi-client	284	284	447
CGUs in Subsurface Imaging and Reservoir	770	770	455
Group of CGUs GGR	—	—	590
GGR	1,054	1,054	1,492
Equipment	169	175	184

Total	1,223	1,229	2,042

(1)	Contractual Data Acquisition goodwill being carried by Marine cash generating units only in 2014.

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

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

•	expected cash flows estimated in the 2017 budget and 2018-2019 outlook as presented to the Board of Directors on January 30, and March 2, 2017,

•	use of normative cash flows beyond Year 3, the discounted normative cash flows weight more than 85% of the total value in use,

•	long-term growth rate between 2% and 2.5% regarding the activity,

•	discount rates, unchanged compared to 2015, which we consider reflects the respective sector weighted average cost of capital (WACC):

—	10.0% for the Equipment segment (corresponding to a pre-tax rate of 12.9%);

—	8.5% for the Marine exclusive cash generating unit within the Contractual Data Acquisition segment (corresponding to a pre-tax rate of 11.9%);

—	9.5% for the cash generating units within the GGR segment (corresponding to a pre-tax rate from 11.7% up to 12.5%).

Our WACCs are calculated with the standard Capital Asset Pricing Model (CAPM) methodology. To comfort our calculations, we requested an external valuation firm to perform an independent assessment. They concluded the WACCs used by the Group for each segment were consistent with the range they estimated. Pre-tax WACCs are calculated by iteration: the pre-tax WACC is the discount rate leading to the same net present value calculated with post-tax WACC with tax expenses excluded from cash flows projections.

In 2016

Our seismic activities (equipment, acquisition and imaging) are strongly correlated to exploration activity and given the tougher and longer difficult market conditions, we expect 2017 earnings at a similar level than 2016 and recovery pushed back to 2018/2019. Compared to 2016, the cash generation in 2017 will be hampered by the lack of positive change in working capital.

Cash flow projections have been made in the light of the above vision of the seismic market triggering:

•	significant decreases of the discounted cash flows over the three years sequence compared to 2016 test;

•	limited change of assessments on the normative years except Equipment cash generating unit for which we lowered our normative assumptions.

The decrease in the discounted cash flows per cash generating units did not however trigger any impairment of goodwill as they were either compensated by a decrease of capital employed (mainly multi-client cash generating unit) or still largely above the capital employed (mainly equipment cash generating unit). The decrease in capital employed at year end 2016 compared to year end 2015 mainly came from the decrease in operating working capital, the impairment recorded on our multi-client library at year end and the decrease in industrial fixed assets (our industrial capex for 2016 being below depreciations charge).

Lower exploration and production spending have driven GGR revenue down by 29% in 2016 as compared to 2015, with all service lines being affected. We are expecting a relatively flat market, from 2016, for most of our products and services in 2017. However, we have some expectations of increased MCNV sales in 2017, as we have good prospects for pre-funding revenue on our 2017 projects and feel our current survey portfolio fits well with particular areas of client interest, such as the Brazil pre-salt area. SIR expects to see a bottoming of demand during 2017, with a recovery beginning sometime in the second half of the year. We do expect a slow but steady improvement in commodity prices which should result in a substantially improved market for all GGR Business Lines in subsequent years.

Overall, our top line strategy for the GGR activities in 2017 is largely unchanged from that of 2016. We will strive to:

•	Maintain our investment in new MCNV surveys, at an acceptable level of pre-funding;

•	Continue to invest in research & development and people to maintain our lead in high end imaging and advance our software offering;

•	Expand our reservoir and geological operations through increased multi-client / subscription product investment and the geographic expansion of certain technologies;

•	Gain more value from integrated offerings.

The capital employed by the Multi-client cash generating unit amounted to US$1,165 million as of December 31, 2016, including US$284 million of goodwill. The decrease of capital employed of US$179 million compared to December 31, 2015 is mainly explained by the decrease in operating working capital of US$101 million and the impairment of US$97 million of the library recorded at year end 2016.

The capital employed of the Sub Surface Imaging and Reservoir cash generating units amounted to US$1,147 million as of December 31, 2016 including US$770 million goodwill.

In 2017, Sercel revenue should remain quite similar to 2016 but with a different sales break down between land and marine. The marine market should reduce as no major order will be coming from CGG and due to the financing difficulties Sercel’s clients are facing. Marine contractors continue to face a difficult market, restricting their ability to invest in new equipment. However their current fleets are aging and their excess of equipment generated by the stacking of vessels is shrinking

At the contrary the land market should increase in 2017 with a slight rebound of land activity worldwide in a more stabilized oil context than in 2016. CGG should benefit from the 508XT advanced technology compared to aging systems.

In this market environment, and notably considering its important installed base, Sercel estimates that, for 2017, it should maintain its leading position in the seismic equipment market by capitalizing on growth opportunities resulting from the strength of its current product range, the application of new technologies in all of its products as well as from its diversified geographical presence.

The capital employed by the Equipment cash generating unit amounted to US$617 million as of December 31, 2016 including US$169 million of goodwill.

CGG activity is correlated with exploration budget of oil companies (Majors, National and independents). Even if these latters have been overall driven down by the drop of barrel price, a significant portion of CGG activities are not directly correlated with the barrel price and the Group does not use it as a key parameter in its financial forecasts. As described above, CGG does not base its own recovery, starting progressively from 2018, on specific assumptions regarding the barrel price recovery.

In 2015

The Marine cash generating unit was strongly impacted by the deteriorated market conditions, which appeared to last far longer than expected before summer 2015. As a consequence of our fleet downsizing plan and the difficult market conditions, the impairment test of our Marine cash generating unit triggered a goodwill impairment for US$365 million as of December 31, 2015. Since 2015, there were no more goodwill located in the marine exclusive CGU (hence no more goodwill in the Contractual Data Acquisition segment) and marine non operated resources CGU (hence no goodwill in the Non-Operated Resources segment).

While the GGR segment remained more resilient than Contractual Data Acquisition in these market conditions, the integration of marine capacity within GGR coupled with the revision of our financial forecasts triggered an impairment of goodwill of US$439 million. Out of these US$439 million, US$436 million were related to Multi-client CGU and were mainly explained by the allocation of US$273 million of the GGR goodwill. Post impairment, the capital employed by the Multi-client cash generating unit amounted to US$1,344 million as of December 31, 2015 including US$284 million of goodwill. Post impairment, the capital employed of the Sub Surface Imaging and Reservoir cash generating units amounted to US$1,167 million as of December 31, 2015 including US$770 million goodwill.

In 2014

In 2014, a goodwill impairment of US$415 million was recognized for the Marine cash generating unit.

Sensitivity to changes in assumptions

Changing the assumptions selected by Group management, in particular the discount rate and the normative cash flows (based on EBITDAS) could significantly affect the evaluation of the value in use of our cash generating units and, hence, the Group’s impairment result. The profile of the business cycle could affect, to a lesser extent compared to the two previous assumptions, the evaluation of the value in use of our cash generating units. The cash flow generated during 2018 (chosen as middle of the three years sequence) is an important assumption.

The following changes to the assumptions used in the impairment test lead to the following:

	Goodwill	Excess of the expected future Discounted cash flows over the carrying value of assets including goodwill	Sensitivity on 2018 cash flows		Sensitivity on normative cash flows		Sensitivity on discount rate (after tax)
			Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 0.25bps	Increase by 0.25bps
	(In millions of US$)
CGU Multi-client	284	84	(4)	+4	(122)	+122	+54	(51)
CGUs in Subsurface Imaging and Reservoir	770	604	(5)	+5	(150)	+150	+67	(63)
Equipment segment	169	515	(1)	+1	(106)	+106	+42	(39)

Total	1,223

NOTE 12 — OTHER CURRENT LIABILITIES

	December 31,
	2016	2015	2014
	(In millions of US$)
Value added tax and other taxes payable	25.6	53.6	67.7
Deferred revenue	72.0	100.8	119.0
Fair value of financial instruments (see note 14)	—	1.0	2.6
Other liabilities	42.6	43.2	42.5

Other current liabilities	140.2	198.6	231.8

Other liabilities included an earn-out related to the acquisition of Geophysical Research Corporation, LLC in 2012 amounting to US$15.7 million as of December 31, 2014. This debt based on the revenues of the entity from January 2012 to January 2015 was paid in February 2015.

NOTE 13 — FINANCIAL DEBT

	December 31,
	2016			2015			2014
	Current	Non- current	Total	Current	Non- current	Total	Total
	(In millions of US$)
High yield bonds	8.3	1,421.8	1,430.1	—	1,438.4	1,438.4	1,731.3
Convertible bonds	—	332.9	332.9	—	329.0	329.0	367.0
Term loans(a)	1.0	331.8	332.8	3.4	331.2	334.6	—
Credit facilities(a)	13.5	535.4	548.9	25.0	515.1	540.1	273.0
Bank loans and other loans(a)	34.1	60.1	94.2	34.7	96.4	131.1	274.3
Finance lease debt	8.9	66.7	75.6	8.6	77.5	86.1	102.0

Sub-total	65.8	2,748.7	2,814.5	71.7	2,787.6	2,859.3	2,747.6

Accrued interests	34.3	—	34.3	24.8	—	24.8	28.4

Financial debt	100.1	2,748.7	2,848.8	96.5	2,787.6	2,884.1	2,776.0

Bank overdrafts	1.6	—	1.6	0.7	—	0.7	2.9
Total	101.7	2,748.7	2,850.4	97.2	2,787.6	2,884.8	2,778.9

Note: For the purposes of the table above, the various components of our financial debt are presented at their normal maturities even though these debts — except finance lease debt — are presented entirely as current due to the application of IAS 1 (see after in the note).

(a)

At December 31, 2016, US$990.0 million (before issuing fees) out of US$972.4 million of loans net of issuing fees (credit facilities, bank loans and other loans) were secured by tangible assets and receivables.

•	Financial debt by financing sources

	Issuing date	Maturity	Nominal amount Dec 31, 2016	Net balance Dec 31, 2016	Interest rate
			(In millions of currency)	(In millions of US$)
High yield bond 2017	2007	2017	US$400	8.3	7 3/4%
High yield bond 2020	2014	2020	€400	417.9	5 7/8%
High yield bond 2021	2011	2021	US$650	587.2	6 1/2%
High yield bond 2022	2014	2022	US$500	416.7	6 7/8%
Sub-total High yield bonds				1,430.1

Convertible bond 2019	2012	2019	€35	33.9	1 1/4%
Convertible bond 2020	2015	2020	€325	299.0	1 3/4%
Sub-total Convertible bonds				332.9

Term loans	2015	2019	US$342	332.8	Libor +5 1/2	%(a)

Credit facilities	—	—	—	548.9	—
Nordic Credit line (excluding credit facility)	2014	2019	US$150	88.8	4 2/3%
Other bank loans	—	—	—	1.9	—
Other loans	—	—	—	3.5	—
Sub-total bank loans and other loans				94.2

Real estate finance lease	2010	2022	€75	55.2	—
Other finance lease	—	—	—	20.4	—
Sub-total Finance lease debt				75.6

Total financial debt, excluding accrued interests and bank overdrafts				2,814.5

(a)	At December 31, 2016, the term loans bear interests at 6.50%.

•	Financial debt by currency

	December 31,
	2016	2015	2014
	(In millions of US$)
US dollar	1,879.3	1,873.8	1,570.6
Euro	935.2	985.5	1,177.0
Other currencies	—	—	—

Total financial debt, excluding accrued interests and bank overdrafts	2,814.5	2,859.3	2,747.6

•	Financial debt by interest rate

	December 31,
	2016	2015	2014
	(In millions of US$)
Variable rates (average effective rate December 31, 2016: 5.13%, 2015: 5.05%, 2014: 2.82%)	820.9	783.9	240.1
Fixed rates (average effective rate December 31, 2016: 5.43%, 2015: 6.48%, 2014: 6.46%)	1,993.6	2,075.4	2,507.5

Total financial debt, excluding accrued interests and bank overdrafts	2,814.5	2,859.3	2,747.6

Variable interest rates are generally based on inter-bank offered rates of the related currency.

•	Analysis of financial covenants as of December 31, 2016

We revised our financial covenants, effective on February 4, 2016. Our French revolving facility and our US revolving facility require that we meet the following new ratios, which are tested at the end of each quarter for the rolling 12-month testing period:

•	a minimum Group Liquidity amount (cash and cash equivalents plus undrawn revolving credit facilities) of US$175 million at each quarter end;

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

•	an interest cover ratio (defined as consolidated EBITDAS to total interest costs) above 3.00:1.00.

Our Nordic credit facility requires that we meet the following ratios and tests:

•	cash plus cash equivalents of not less than US$100 million at all times;

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

•	a ratio of EBITDAS to total interest costs of at least 3.00:1.00.

Our French revolving facility amendment has also led to an extension of maturity with a new schedule of the total commitments as follow:

•	US$325 million until July 2016;

•	US$300 million from July 2016 to July 2017; and

•	US$275 million from July 2017 to July 2018.

On December 31, 2016, CGG signed with its secured lenders agreements whereby the lenders unconditionally and irrevocably consented that the leverage ratio and the interest cover ratio would not be tested as of December 31, 2016 (disapplication of covenants). These agreements are permanent amendments and they do not constitute a temporary or conditional waiver or the provision of a grace period. The disapplication of maintenance covenants as of March 31, 2017 was requested and obtained shortly before March 31, 2017 (see note 1.3 – Going concern assumptions).

CGG’s secured financial debt does not meet the criteria of a current liability set out in IAS 1 §69. Especially as of December 31, 2016, CGG did not lose its unconditional right to defer the settlement of its debt for at least twelve months after December 31, 2016. CGG’s unconditional right is still embodied in the maturity date (beyond twelve months as described above). As of December 31, 2016, the secured lenders have no right or ground to claim for an accelerated repayment of the secured debt.

As the long term loan arrangements with the secured lenders do not contain any covenant test as of December 31, 2016, there was no breaching of any provision of the arrangement. This permanent disapplication of testing is not equivalent to the provision of a three months grace period. A grace period is granted to cure a breach after having enacted a breach. Hence, CGG is not in the situation described in IAS 1 §74 and 75.

Having carefully analyzed the situation as of December 31, 2016 and March 2, 2017 in the light of IAS 1 § 69, 74 and 75, and considering reasonable assumptions on the progress of the negotiations on its financial restructuring CGG concluded that leaving its secured financial debt as a non-current liability was the appropriate accounting treatment for the financial statements authorized for issue by the Board of Directors as of March 2, 2017.

Considering the progress of the negotiations of the financial restructuring of the company and the timeline of the options contemplated, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the financial statements authorized for issue by the Board of Directors of April 27, 2017. This pure accounting reclassification does not question the going concern assumption, comforted by the main actions plans successfully implemented as of April 27, 2017 and does not make immediately payable (CGG never breached its financial covenants) the US$2,682.0 million of finance debt classified as current liability nor does it reduce their maturity below 12 months.

In December 2016, CGG also negotiated further amendments to our French, US and Nordic revolving facilities allowing issuance of additional bonds up to US$90 million.

As at December 31, 2016 and March 31, 2017, the financial covenants are as follows:

	Leverage Ratio(a)	Interests Cover Ratio(b)	Minimum Liquidity
French Revolving facility	Not applicable	Not applicable	> US$	175m	(c)
US Revolving facility	Not applicable	Not applicable	> US$	175m	(c)
US$250 million Nordic credit facility	Not applicable	Not applicable	> US$	100m	(d)

(a)	Leverage ratio is defined as total net financial debt to EBITDAS
(b)	Interests cover ratio is defined as EBITDAS to Interests Expenses
(b)	Minimum liquidity is defined as cash, cash equivalent and undrawn revolving credit facility
(d)	Minimum liquidity is defined as the available cash held by the Company

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization costs capitalized to multi-client surveys, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. For the determination of ratios included in the covenants, EBITDAS is before non-recurring items.

Net financial debt is defined as bank overdrafts, plus current portion of financial debt, plus financial debt less cash and cash equivalents.

Starting June 2017, the ratios are the ones mentioned at the beginning of this section.

•	Term loans

The outstanding value at December 31, 2016, is US$332.8 million net of issuing fees.

On November 19, 2015, CGG S.A. announced that its subsidiary, CGG Holding (U.S.) Inc. (“CGG US”), launched an Exchange Offer in relation to CGG S.A.’s 7.75% Senior Notes due 2017, 6.50% Senior Notes due 2021 and 6.875% Senior Notes due 2022 (the Notes). CGG US offered senior secured term loans (Term Loans) in exchange for any and all of the 7.75% Senior Notes due 2017 and a combined total of up to US$135 million of the 6.5% Senior Notes due 2021 and/or 6.875% Senior Notes due 2022 if accompanied by the concurrent tender of an equal or greater corresponding amount of the 7.75% Senior Notes due 2017. US$135 million of the 7.75% Senior Notes due 2017 was outstanding as of September 30, 2015.

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

The term loans are secured indebtedness ranking pari passu with the existing US and French Revolving Credit Facilities sharing the same security package encompassing notably the fleet streamers, the US Multi-Client Library, the shares of the main Sercel operating entities (Sercel SAS and Sercel Inc), the shares of significant GGR operating entities, and some intercompany loans.

•	High Yield bonds

Since 2007, CGG SA issued several bonds in US dollar and euros, with maturities 2016 (fully redeemed), 2017, 2020, 2021 and 2022.

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

High yield bonds — (€400 million, 5.875% Senior Notes, maturity 2020)

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

Convertible bonds — (€325 million, 1.75% Senior Notes, maturity 2020)

As of December 31, 2016 the debt related to 2020 convertible bonds amounted to €283.6 million (or US$298.9 million).

Following the reverse split and the change of nominal value of ordinary shares (see note 15) the conversion ratio is now 0.044 CGG share per one bond.

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

Convertible bonds — (previously €360 million, now €35 million, 1.25% Senior Notes, maturity 2019)

As of December 31, 2016 the debt related to 2019 convertible bonds amounted to €32.2 million (or US$33.9 million).

Following the reverse split and the change of nominal value of ordinary shares (see note 15) the conversion ratio is now 0.044 CGG share per one bond.

As a result of the simplified public exchange offer (see Convertible bonds — €360 million, 1.25% Senior Notes, maturity 2020 above), the outstanding amount of the financial liability that corresponds to the 2019 convertible bonds that were not exchanged amounted to €30.3 million (or US$34 million) in the consolidated statement of financial position as of December 31, 2015.

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

•	Credit facilities

Analysis of authorized credit lines as of December 31, 2016 is as follows:

	Date	Maturity	Authorized amount	Used amount	Unavailable amount	Available amount
			(In millions of US$)
US Revolving facility	2013	2018	165.0	165.0	—	—
French Revolving facility(1)	2013	2018	300.0	294.4	5.6	—
Nordic Revolving facility	2014	2019	100.0	100.0	—	—

Total credit facilities before issuing fees			565.0	559.4	5.6	—

Short-term credit lines (bank overdrafts)	—	—	1.6	1.6	—	—

(1)	Authorized amount will decrease to US$275 million in 2017.

No significant credit line is expected to be renewed within the next twelve months (see note 18). Those credit facilities include certain restrictive covenants the Group is required to adhere to. For more information, please see covenants table and refer to note “1.3 Going concern assumption”.

US$165 million Revolving Credit Agreement (US revolving facility)

During the twelve months ended December 31, 2016, we drew a net amount of US$35 million from our US revolving facility, leading to an amount outstanding as of December 31, 2016 under this facility of US$165 million.

On July 15, 2013, we entered into a new US revolving credit facility of up to US$165 million with a five-year maturity.

US$325 million Revolving Credit Agreement (French revolving facility)

During the twelve months ended December 31, 2016, we repaid a net amount of US$31 million from our French revolving facility, leading to an amount outstanding as of December 31, 2016 under this facility of US$294 million.

On July 24, 2014, we extended the maturity of our French revolving credit facility. Our French revolving credit facility is now US$300 million until July 31, 2017 and US$275 million from July 31, 2017.

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

US$250 million Nordic credit facility

The outstanding value at December 31, 2016, is US$186.4 million net of issuing fees.

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

US$25 million streamer financing

The outstanding value at December 31, 2016, is US$1.9 million.

On September 29, 2014, the US$25 million streamer financing line was reduced to US$12.5 million and further reduced to US$6.3 million on December 18, 2014, in line with the reduction of the capital expenditures and the fleet.

On December 19, 2013, we signed a loan agreement for a maximum amount of US$25 million with multiple drawings. This loan is dedicated to finance the acquisition of marine equipment to be delivered in up to twelve monthly lots over a period of one year. On December 30, 2014, we entered into an interest rate swap to fix the annual rate at 3.6%. This loan is to be reimbursed over five years after the deadline for drawing.

US$45 million Secured Term Loan Facility

On February 12, 2016, we fully repaid our US$45 million Secured Term Loan Facility.

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

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are mainly denominated in US dollars, and to a significantly lesser extent, in Euros, Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner, British pounds and Chinese Renminbi-Yuan.

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

As of December 31, 2016, we estimate our annual fixed expenses in euros to be approximately €400 million and as a result, an unfavorable variation of US$0.20 in the average yearly exchange rate between the US dollar and the euro would reduce our operating income and our shareholders’ equity by approximately US$80 million.

The following table shows our exchange rate exposure as of December 31, 2016:

	Assets	Liabilities	Currency commitments	Net position before hedging	Off-balance sheet positions	Net position after hedging
(Converted in millions of US$)	(a)	(b)	(c)	(d) = (a) – (b) ± (c)	(e)	(g) = (d) + (e)
US$(1)	1,794.5	1,853.8	—	(59.3)	—	(59.3)

(1)	US$-denominated assets and liabilities in the entities whose functional currency is the euro.

	Assets	Liabilities	Currency commitments	Net position before hedging	Off-balance sheet positions	Net position after hedging
(Converted in millions of US$)	(a)	(b)	(c)	(d) = (a) – (b) ± (c)	(e)	(g) = (d) + (e)
EUR(1)	45.0	107.7	—	(62.7)	—	(62.7)

(1)	Euro-denominated assets and liabilities in the entities whose functional currency is the US$.

Our financial debt is partly denominated in euro and converted in US dollars at the closing exchange rate. As of December 31, 2016, our US$2,312 million of net debt included a part of debt denominated in euro of €862 million based on the closing exchange rate of US$1.0541. From one year end closing to another, a variation of US$0.10 in the closing exchange rate between the US dollar and the euro would impact our net debt by approximately US$86 million.

Foreign forward exchange contracts

Forward exchange transactions are aimed at hedging future cash flows against rate fluctuation in relation with awarded commercial contracts.

As of December 31, 2016 we have no forward exchange contracts outstanding.

Effects of forward exchange contracts on financial statements are as follows:

	December 31,
	2016	2015	2014
	(In millions of US$)
Carrying value of forward exchange contracts (see notes 5 and 12)	—	(0.7)	(1.2)
Gains (losses) recognized in profit and loss (see note 21)	0.2	(2.5)	(0.9)
Gains (losses) recognized directly in equity	(0.2)	1.1	(1.8)

•	Interest rate risk management

Our policy is to manage interest rates through maximization of the proportion of fixed rate debt. As of December 31, 2016, 71% of our gross debt consisted of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our revolving credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). Term loans issued December 18, 2015 also incur interest at variable rates. As a result, a portion of our interest expenses vary in line with movements in short-term interest rates. We may use interest rate swaps to adjust interest rate exposure when appropriate based upon market conditions.

Interest rate sensitivity analysis

The following table shows our variable interest rate exposure by maturity as of December 31, 2016.

	December 31, 2016
	Financial assets(a)		Financial liabilities(a)		Net position before hedging		Off-balance sheet position		Net position after hedging
	(a)		(b)		(c) = (a) - (b)		(d)		(e) = (c) + (d)
	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate	Fix rate	Variable rate
	(In millions of US$)
Overnight to 1 year	136	267	52	29	84	238	—	—	84	238
1 to 2 years	16	1	174	807	(158)	(806)	—	—	(158)	(806)
3 to 5 years	—	—	1,794	—	(1,794)	—	—	—	(1,794)	—
More than 5 years	—	—	1	—	(1)	—	—	—	(1)	—

Total	152	268	2,021	836	(1,869)	(568)	—	—	(1,869)	(568)

Note:	For the purposes of the table above, the various components of the financial debt are presented at their normal maturities even though these debts — except finance lease debt-are presented entirely as current due to the application of IAS 1 (see note 13)
(a)	Excluding bank overdrafts, accrued interest, IFRS adjustments and issue premium.

Our sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. As a result, our interest expenses could increase if short-term interests’ rates increase. The sensitivity analysis is based on a net liability exposure of US$568 million. Our variable interest rate indebtedness carried an average interest rate of 5.1% in 2016, and our investments and other financial assets earned interest at an average rate of 0.8%. Each 100 basis points increase would increase our interest expenses by US$5.7 million per year and each 100 basis point decrease in this rate would decrease our interest expenses by US$5.7 million per year.

The following table shows our variable interest rate exposure over our financial assets and liabilities as of December 31, 2016:

	December 31, 2016
	Impact on result before tax	Impact on shareholders’ equity before tax
	(In millions of US$)
Impact of an interest rate increase of 100 basis points	(5.7)	(5.7)
Impact of an interest rate decrease of 100 basis points	5.7	5.7

•	Credit risk management

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

Our receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which we sell our services and products and our presence in many geographic areas. Specific procedures have been put in place to monitor customers’ payments and reduce risks. In 2016, the Group’s two most significant customers accounted for 6.7% and 6.4% of the Group’s consolidated revenues compared with 5.0% and 4.9% in 2015 and 7.1% and 5.2% in 2014.

•	Liquidity risk management

See note “1.3 Going concern assumption” for a discussion on our going concern assumptions.

See “Item 3: Key Information — Risks related to our indebtedness” for a discussion on our indebtedness and our covenants.

•	Financial instruments by categories in the Statement of financial position

The impact and the breakdown of the Group’s financial instruments in the statement of financial position as of December 31, 2016 are as follows:

		December 31, 2016
	Fair value hierarchy(1)	Carrying Amount	Fair Value	Fair value in income statement	Available-for- sale assets	Loans, receivables	Debts at amortized cost	Derivatives
		(In millions of US$)
Non-consolidated investments	Level 3	8.8	8.8	—	8.8	—	—	—
Financial and non-current assets	Level 3	43.1	43.1	—	—	43.1	—	—
Notes receivables	Level 3	434.8	434.8	—	—	434.8	—	—
Financial instruments	Level 2	—	—	—	—	—	—	—
Cash equivalents	Level 2	123.7	123.7	123.7	—	—	—	—
Cash	Level 2	415.1	415.1	415.1	—	—	—	—

Total assets		1,025.5	1,025.5	538.8	8.8	477.9	—	—

Financial debts (see note 13)	Level 2	2,814.5	1,671.7	—	—	—	2,814.5	—
Bank overdraft facilities	Level 2	1.6	1.6	1.6	—	—	—	—
Notes payables	Level 3	157.4	157.4	—	—	157.4	—	—
Financial instruments	Level 2	—	—	—	—	—	—	—

Total liabilities		2,973.5	1,830.7	1.6	—	157.4	2,814.5	—

(1)	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

There was no change of fair value hierarchy in 2016 compared to previous years.

Due to their short maturities, the fair value of cash, cash equivalents, trade receivables and trade payables is considered as being equivalent to carrying value.

For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow (interest payments and reimbursements) analysis based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2016, the rate of 29.8% (source: Thomson Reuters) is used to determine the fair value of high yield bonds, the rate of 82.4% (source: BNP) is used to determine the fair value of convertible bond due 2020, the rate of 28.8% (source: BNP) is used to determine the fair value of convertible bond due 2019.

The market value of forward sales is assessed based on models commonly used by market participants to price such instruments, using forward rates, available on the financial markets for similar maturities.

We used the price quotation at the reporting date of our French revolver credit line (source: Thomson Reuters: 85% of the par) to estimate the fair value of our secured debt (our revolving credit facilities, our Nordic facilities and our term loans).

NOTE 15 — COMMON STOCK AND STOCK OPTION PLANS

The Company’s share capital at December 31, 2016 consisted of 22,133,149 shares, each with a nominal value of €0.80 and 5,533,287 as of December 31, 2015 and 5,533,287 as of December 31, 2014.

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

Retained earnings available for distribution amounted to €1,200.0 million (US$ 1,264.9 million) at December 31, 2016. We did not pay any dividend during the years ended December 31, 2016, 2015 and 2014.

Issued shares

CGG increased its share capital through the distribution of preferential subscription rights to existing shareholders launched on January 13, 2016. The final gross proceeds amounted to €350,589,080.16, corresponding to the issuance of 531,195,576 new shares. The net proceeds of the issuance amounted to €337 million (or US$368 million) and were used to reinforce the shareholders’ equity of CGG and improve its liquidity as it finances its Transformation Plan.

The transaction was fully underwritten (excluding the Bpifrance Participations and IFP Energies Nouvelles subscription commitments) by a syndicate of banks. The fees and costs related to this transaction amounted to €13 million (US$14 million).

The listing of the new shares on the regulated market of Euronext Paris (Segment B) on the same line as the existing shares (FR0000120164) took place on February 5, 2016. As from that date, the share capital of CGG was composed of 708,260,768 shares with a nominal value of €0.40 each, for a total nominal share capital of €283,304,307.20.

Reverse stock split

The Company carried out on July 20, 2016 the reverse stock split that the Combined General Shareholders’ Meeting approved on May 27, 2016. All shareholders received one new share (with all rights pertaining to shares), in exchange for 32 former shares. The first share price on July 20 was calculated on the basis of the last share price traded on July 19 (€0.69) multiplied by 32.

The listing of the new shares on the regulated market of Euronext Paris (Segment B) on a new line (FR0013181864) took place on July 20, 2016. As from that date, the share capital of CGG was composed of 22,133,149 shares with a nominal value of €12.80 each, for a total nominal share capital of €283,304,307.20.

Change of nominal value of ordinary shares

The Company carried out on August 11, 2016 the change of nominal value of ordinary shares that the Combined General Shareholders’ Meeting approved on May 27, 2016. The Company’s share capital was reduced by €265,597,788 (or US$304.1 million at historical exchange rate) to bring it down from €283,304,307 to €17,706,519 (or US$20.3 million) by reducing the nominal value of the Company’s shares after realization of the reverse split from €12.80 to €0.80.

The amount of €265,597,788, corresponding to the share capital reduction, was allocated in full to the “additional paid in capital” account.

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

•

220,600 options to the Chief Executive Officer and 111,000 to each of the Corporate Officers. Their exercise price is €6.01. The options vest in three batches, in June 2017 (for 50% of the options allocated), June 2018 (for 25% of the options allocated) and June 2019 (for 25% of the options allocated). The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

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

On June 23, 2016, the Board of Directors allocated:

•

4,126,368 options to certain employees. Their exercise price is €0.68. The options vest in three batches, in June 2018 (for 50% of the options allocated), June 2019 (for 25% of the options allocated) and June 2020 (for 25% of the options allocated). The options have an eight-year duration.

•

882,400 options to the Chief Executive Officer and 444,000 to each of the Corporate Officers. Their exercise price is €0.68. The options vest in three batches, in June 2018 (for 50% of the options allocated), June 2019 (for 25% of the options allocated) and June 2020 (for 25% of the options allocated. The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

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

•

318,080 options to the other Corporate Committee members. Their exercise price is €0.68. The options vest in three batches, in June 2018 (for 50% of the options allocated), June 2019 (for 25% of the options allocated) and June 2020 (for 25% of the options allocated). The options have an eight-year duration. Such vesting is subject to performance conditions based on the fulfillment of the following objectives:

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

Information related to options outstanding at December 31, 2016 is summarized below:

Date of Board of Directors’ Resolution	Options granted	Options granted after capital operations(a)	Options outstanding at Dec. 31, 2016(b) (c) (d)	Exercise price per share (€)(b) (c) (d)	Expiration date	Remaining duration
March 16, 2009	1,327,000	52,269	30,581	224.00	March 16, 2017	2.5 months
January 06, 2010	220,000	8,668	8,668	373.44	January 06, 2018	12.2 months
March 22, 2010	1,548,150	60,980	51,493	493.44	March 22, 2018	14.7 months
October 21, 2010	120,000	4,727	3,128	428.80	October 21, 2018	21.7 months
March 24, 2011	1,164,363	45,863	39,541	646.72	March 24, 2019	26.7 months
June 26, 2012	1,410,625	55,563	20,141	476.48	June 26, 2020	41.9 months
June 24, 2013	1,642,574	61,443	42,485	493.44	June 24, 2021	53.8 months
June 26, 2014	1,655,843	61,939	48,404	274.88	June 26, 2022	65.9 months
June 25, 2015	1,769,890	66,205	60,581	160.64	June 25, 2023	77.8 months
June 23, 2016	6,658,848	208,089	205,815	21.76	June 23, 2024	89.8 months

Total	17,517,293	625,746	510,837

(a)	Options granted adjusted following 2012 and 2016 capital increases and 2016 reverse split
(b)	Following the capital increase in October 2012, the stock options were adjusted as follows:

Date of stock options	Adjustment of number of options as of October 23, 2012	Exercise price before adjustment per share (€)	Adjusted exercise price per share (€)
March 16, 2009	950,179	8.82	8.38
January 06, 2010	231,538	14.71	13.98
March 22, 2010	1,430,622	19.44	18.47
October 21, 2010	126,291	16.88	16.05
March 24, 2011	1,150,636	25.48	24.21
June 26, 2012	1,483,424	18.77	17.84

(c)	Following the capital increase in February 2016, the stock options were adjusted as follows:

Date of stock options	Adjustment of number of options as of February 29, 2016	Exercise price before adjustment per share (€)	Adjusted exercise price per share (€)
March 16, 2009	986,869	8.38	7.00
January 06, 2010	277,370	13.98	11.67
March 22, 2010	1,675,700	18.47	15.42
October 21, 2010	100,072	16.05	13.40
March 24, 2011	1,287,848	24.21	20.21
June 26, 2012	1,061,569	17.84	14.89
June 24, 2013	1,495,770	18.47	15.42
June 26, 2014	1,782,127	10.29	8.59
June 25, 2015	1,998,861	6.01	5.02

(d)	Following the reverse split in July 2016, the stock options were adjusted as follows:

Date of stock options	Adjustment of number of options as of July 20, 2016	Exercise price before adjustment per share (€)	Adjusted exercise price per share (€)
March 16, 2009	30,778	7.00	224.00
January 06, 2010	8,668	11.67	373.44
March 22, 2010	52,183	15.42	493.44
October 21, 2010	3,128	13.40	428.80
March 24, 2011	40,167	20.21	646.72
June 26, 2012	20,766	14.89	476.48
June 24, 2013	43,238	15.42	493.44
June 26, 2014	49,660	8.59	274.88
June 25, 2015	63,013	5.02	160.64
June 23, 2016	208,089	0.68	21.76

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2016 follows:

	2016		2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(weighted average exercise price in €)
Outstanding-beginning of year	10,043,037	16.14	10,696,143	19.31	10,151,820	21.33
Granted	6,658,848	0.68	1,769,890	6.01	1,655,843	10.29
Adjustments followings the reverse split	(16,004,834)	235.79	—	—	—	—
Adjustments followings the capital increase	1,976,021	13.48	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(2,162,235)	274.26	(2,422,996)	22.75	(1,111,520)	24.29

Outstanding-end of year	510,837	235.86	10,043,037	16.14	10,696,143	19.31
Exercisable-end of year	209,618	450.25	6,018,303	20.11	6,757,509	21.85

The average price of CGG share was €20.33 in 2016, €154.88 in 2015, €261.12 in 2014 after adjustment following the reverse stock split.

Performance units

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

Allocation plan dated June 23, 2016

On June 23, 2016, the Board of Directors implemented a performance units plan for a maximum amount of 2,566,880 performance units out of which 108,960 were allocated to the Chief Executive Officer, 49,600 were allocated to each of the Corporate Officers, 39,680 were allocated to the other Corporate Committee members and 2,269,440 were allocated to certain employees.

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

The number of vested 2016 performance units is determined upon achievement of the Group objectives up to 60% of the global allocation. The balance will be acquired based on the achievement of the segments’ objectives.

The valuation of each vested 2016 performance unit shall be equal to the average closing prices of the CGG share on Euronext over the five trading days prior to the vesting date. The vested performance units will be paid half in cash and half in existing CGG shares.

Compensation cost on stock options, performance shares and units

The following table lists the assumptions used to value the 2014, 2015 and 2016 options plans, the 2014, 2015 and 2016 performance units allocation plan according to IFRS 2. The Group uses the Black & Scholes model.

	Options granted	Volatility(1)	Risk- free rate	Exercise price per share (€)	Estimated Maturity (years)	Fair value per share at the grant date (€)	Dividends yields
2014 stock options plan	1,655,843	39%	0.34%	10.29	4	3.23	0.0%
2015 stock options plan	1,769,890	42%	0.14%	6.01	4	1.64	0.0%
2016 stock options plan	6,658,848	47%	-0.31%	0.67	4	0.23	0.0%

	Performance shares granted	Achievement of performance Conditions(2)	Fair value per share at the grant date (€)(3)	Dividends yields
2014 performance units allocation plan	723,800	0%	10.44	0.0%
2015 performance units allocation plan	712,300	50%	5.48	0.0%
2016 performance units allocation plan	2,566,880	100%	0.67	0.0%

(1)	Corresponds to the average of restated historical volatility and implied volatility.
(2)	Estimated.
(3)	Corresponds to CGG share price at the date of allocation

According to IFRS 2, fair value of stock options and performance shares and units granted since November 7, 2002 must be recognized as an expense over the life of the plan. Detail of this expense is as follows:

	Year
	IFRS 2 total expense			Of which for the executive managers of the Group
	2016	2015	2014	2016	2015	2014
	(In millions of US$)
2011 stock options plan	—	—	0.3	—	—	0.2
2012 stock options plan	0.2	0.2	1.8	0.1	(0.2)	0.5
2013 stock options plan	0.3	1.1	3.5	—	0.1	1.1
2014 stock options plan	1.1	1.6	1.1	0.1	0.4	0.3
2015 stock options plan	0.9	0.5	—	0.2	0.1	—
2016 stock options plan	0.3	—	—	—	—	—
2012 performance shares plan	—	—	1.0	—	—	0.2
2013 performance units plan — paid in shares	—	(0.8)	0.2	—	(0.1)	—
2014 performance units plan — paid in shares	(0.6)	0.1	0.5	(0.1)	—	—
2015 performance units plan — paid in shares	0.1	0.4	—	—	—	—
2016 performance units plan — paid in shares	0.2			—

Recognized expense from equity-settled share based payment transactions	2.5	3.1	8.4	0.3	0.3	2.3

NOTE 16 — PROVISIONS

	December 31, 2016
	Balance at beginning of year	Additions	Deductions (used)	Deductions (unused)	Unwinding of the discount	Others(a)	Balance at end of period
	(In millions of US$)
Provisions for restructuring costs	148.4	9.5	(108.3)	(12.8)	—	0.2	37.0
Provisions for onerous contracts	60.4	41.0	(44.4)	—	0.7	6.9	64.6
Provisions for litigations	0.9	0.2	(0.1)	—	—	(0.2)	0.8
Provisions for tax contingencies	—	—	—	—	—	—	—
Other provisions related to contracts	8.3	3.2	(4.2)	—	—	0.4	7.7
Provisions for demobilization costs	1.5	0.6	(1.5)	—	—	—	0.6

Total current provisions	219.5	54.5	(158.5)	(12.8)	0.7	7.3	110.7

Provisions for cash-settled share-based payment arrangements (see note 15)	1.3	—	—	(0.6)	—	(0.5)	0.2
Retirement indemnity provisions	57.9	5.7	(2.9)	(5.7)	—	4.5	59.5
Provisions for tax contingencies	1.8	6.0	(0.4)	(0.5)	—	0.3	7.2
Provisions for onerous contracts	73.0	1.4	—	—	1.9	(5.9)	70.4
Customers Guarantee provisions	4.9	2.9	(5.6)	—	—	—	2.2
Provisions for customs and other contingencies	17.0	14.5	(5.9)	(5.1)	—	2.1	22.6

Total non-current provisions	155.9	30.5	(14.8)	(11.9)	1.9	0.5	162.1

Total provisions	375.4	85.0	(173.3)	(24.7)	2.6	7.8	272.8

(a)	Includes the effects of exchange rates changes, variations in scope, reclassification, and gain (loss) on actuarial changes.

Provision for restructuring costs

In 2016, we used part of the provisions for restructuring costs as part of our Group transformation plan.

In 2015, we recognized provisions for restructuring costs as part of our Group transformation plan. They mainly included redundancy costs and facilities exit costs (see note 21).

Provision for onerous contract (short term and long term)

In 2016, we used and recognized additional provisions for onerous contracts, taking into account the slower than initially anticipated recovery pace, as part of our marine fleet downsizing plan (see note 21).

In 2015, we recognized provisions for onerous contracts as part of our marine fleet downsizing plan (see note 21).

Customers Guarantee provisions

It corresponds to the warranty given by Sercel to external clients.

Retirement indemnity provisions

The Group has defined benefit pension plans in France, in the United States, in the UK, and in Mexico.

In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the Management Board of Sercel Holding. No contribution was paid in 2016. A contribution amounting to US$8.3 million was paid in 2015 and US$4.3 million for 2014.

The Group records retirement indemnity provisions based on the following actuarial assumptions:

•	historical staff turnover and standard mortality schedule;

•	age of retirement between 60 and 66 years old in France;

•	actuarial rate and average rate of increase in future compensation;

•	taxes on supplemental pension and retirement plan;

As of December 31, 2016, the net liability for these plans amounted to US$59.5 million.

The status of the retirement indemnity plans is as follows:

	December 31,
	2016	2015	2014	2013
	(In millions of US$)
Amount recognized in the statement of financial position
Present value of the obligation(a)	138.9	139.1	155.2	163.0
Fair value of plan assets	(79.4)	(81.2)	(81.3)	(79.4)

Deficit (surplus) of funded plans	59.5	57.9	73.9	83.6
Net liability (asset) recognized in the statement of financial position	59.5	57.9	73.9	83.6
Amounts recognized in the income statement
Service cost	4.4	5.7	5.9	5.7
Interest cost (income)	1.3	1.2	2.3	2.2
Effects of curtailments/settlements	(5.7)	(6.9)	(12.4)	(4.1)
Payroll tax	—	—	—	—

Net periodic expense (profit)	—	—	(4.2)	3.8
Movements in the net liability recognized in the statement of financial position
Net liability at January 1	57.9	73.9	83.6	73.2
Expense as above	—	—	(4.2)	3.8
Actuarial (gains)/losses recognized in other comprehensive income(b)	9.2	3.8	13.0	6.3
Contributions paid	(1.4)	(10.0)	(5.8)	(6.6)
Benefits paid by the Company	(1.5)	(3.0)	(3.3)	(2.1)
Consolidation scope entries and changes in exchange rates	(4.7)	(6.8)	(9.4)	8.4
Other	—	—	—	0.6

Net liability at December 31	59.5	57.9	73.9	83.6
Change in benefit obligation
Benefit obligation at January 1	139.1	155.2	163.0	145.5
Payroll tax adjustment	—	—	—	—
Current service cost	4.4	5.7	5.9	6.0
Contributions paid	0.3	0.4	0.5	0.3
Interest cost	4.0	4.2	5.9	5.2
Past service cost	—	—	—	(0.3)
Benefits paid from plan	(2.8)	(12.9)	(8.4)	(7.2)
Actuarial (gains)/losses recognized in other comprehensive income	19.2	4.3	19.1	7.1
Effects of curtailments/settlements	(5.7)	(6.9)	(16.3)	(6.4)
Consolidation scope entries and changes in exchange rates	(19.6)	(10.9)	(14.5)	12.2
Other	—	—	—	0.6

Benefit obligation at December 31	138.9	139.1	155.2	163.0
Change in plan assets
Fair value of plan assets at January 1	81.2	81.3	79.4	72.3
Interest income	2.7	3.0	3.6	3.0
Contributions paid	1.7	10.4	6.3	6.9
Benefits paid from plan	(1.3)	(9.9)	(5.1)	(5.1)
Actuarial gains/(losses) recognized in other comprehensive income	10.0	0.5	6.1	0.8
Effects of curtailments/settlements	—	—	(3.9)	(2.3)
Consolidation scope entries and changes in exchange rate	(14.9)	(4.1)	(5.1)	3.8
Other	—	—	—	—

Fair value of plan assets at December 31(c)	79.4	81.2	81.3	79.4
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate(d)	1.50%	2.00%	1.50%	3.00%
Average rate of increase in future compensation(e)	2.41%	2.84%	3.00%	3.31%

(a)

In 2016 the obligation amounts to US$138.9 million of which US$29.3 million for defined benefit plans not covered (US$29.1 million in 2015, US$46.2 million in 2014 and US$54.3 million in 2013).The average duration of the defined benefit plan obligation at the end of the reporting period is 19.0 in 2016, 20.3 years in 2015, 17.7 years in 2014 and 15.3 years in 2013.

(b)	Other comprehensive income

Cumulative actuarial losses recognized in other comprehensive income amount to US$26.6 million as of December 31, 2016.

Changes in the defined benefit obligation and fair value of plan assets are, as follows:

	December 31,
	2016	2015	2014	2013
	(In millions of US$)
Amount recognized in the other comprehensive income
Experience adjustment	(2.4)	3.2	(0.4)	4.0
Actuarial changes arising from changes in demographic assumptions	0.8	(1.7)	—	3.1
Actuarial changes arising from changes in financial assumptions	20.8	2.9	19.5	(0.1)
Return on plan assets (excluding amounts included in net interest expense)	(10.0)	(0.5)	(6.1)	(0.7)

Sub-total included in the other comprehensive income	9.2	3.9	13.0	6.3

(c)	Plan assets

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	December 31,
	2016	2015	2014	2013
Equity securities	49%	51%	48%	48%
Debt securities	18%	19%	19%	22%
Real estate	7%	7%	8%	8%
Other	26%	23%	25%	22%

(d)	Discount rate

The discount rate for entities belonging to the “euro zone” is 1.50%. It has been defined by comparison to the following rates at December 31, 2016:

•	Bloomberg Corporate 15 years: 1.48%
•	IBOXX 10+ AA: 1.31%
•	IBOXX 10+ AA Financial: 1.48%
•	IBOXX 10+ AA Non Financial: 1.23%

For entities not included in the “euro zone”, the discount rates used are 2.70% for the United Kingdom, 3.93% for the United States and 6.75% for Mexico.

An increase of 0.25% of the discount rate would decrease the defined benefit plan (“DBO”) by US$6.5 million, and a decrease of the discount rate of 0.25% would increase the DBO by US$6.9 million.

A variation of 0.25% of the discount rate would have no significant impacts on Service Cost and on Interest Cost (calculated impact is within US$0.2 million).

(e)	Increase in future compensation

An increase of 0.25% of the average rate would increase the future compensation by US$1.1 million, and a decrease of the average rate of 0.25% would decrease the future compensation by US$1.1 million.

A variation of 0.25% of the average rate would have no significant impacts on Service Cost and on Interest Cost (calculated impact is within US$0.1 million).

NOTE 17 — OTHER NON-CURRENT LIABILITIES

Detail of other non-current liabilities is as follows:

	December 31,
	2016	2015	2014
	(In millions of US$)
Research and development subsidies	0.9	1.5	2.7
Profit sharing scheme	12.7	18.0	28.0
Other non-current liabilities	7.8	—	—

Other non-current liabilities	21.4	19.5	30.7

NOTE 18 — CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Status on contractual obligations

	December 31,
	2016	2015	2014
	(In millions of US$)
Long-term debt obligations(1)	3,284.8	3,585.9	3,570.6
Finance lease obligations(1)	39.4	77.3	96.7
Bareboat agreements(1)	533.9	518.3	670.4
Operating leases obligations	234.7	309.0	382.3

Total obligations	4,092.8	4,490.5	4,720.0

(1)

In 2016, the Bareboat agreements amount to US$533.9 million of which US$22.2 million for cold-stacked vessels. The figures presented above include the effect of the renegotiations of the Bareboat agreements, completed on January 20, 2017 and March 13, 2017, and the Fleet ownership change in April 2017 (see note 30 on subsequent events for further details), which have led to:

-	an increase of Bareboat agreements of US$146.8 million (of which US$94.2 million decrease due do the Bareboat agreement renegotiations and US$241.0 million increase due to the Fleet ownership change). Without these renegotiations, the Bareboat agreements would have amounted to US$387.1 million.
-	a decrease of US$118.2 million of the long term debt repayment obligation (of which US$91.0 million increase due do the Bareboat agreement renegotiations and US$209.2 million decrease due to the Fleet ownership change). This renegotiation had no impact on our outstanding financial debt as of December 31, 2016. Without these renegotiations, the long term debt repayment obligation would have amounted to US$ 3,403.0 million.
-	a decrease of US$23.6 million of the finance lease obligation. This renegotiation had no impact on our outstanding financial lease debt as of December 31, 2016. Without these renegotiations, the finance lease obligation would have amounted to US$ 63.0 million.

The following table presents payments in future periods relating to contractual obligations as of December 31, 2016:

	Payments due by period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(In millions of US$)
Long-term debt obligations:
— Repayments: fixed rates	20.3	37.4	1,440.0	419.6	1,917.3
— Repayments: variables rates(a)	22.8	775.3	—	—	798.1
— Bonds and facilities interests	163.7	252.7	138.6	14.4	569.4

Total Long-term debt obligations	206.8	1,065.4	1,578.6	434.0	3,284.8

Finance leases:
— Finance lease Obligations: fixed rates	8.2	14.0	13.7	3.5	39.4
— Finance lease Obligations: variables rates(a)	—	—	—	—	—
Total Finance lease obligations	8.2	14.0	13.7	3.5	39.4

Bareboat agreements	78.9	121.3	94.2	239.5	533.9

Other operating lease agreements	59.4	71.8	42.3	61.2	234.7

Total Contractual Obligations(b)	353.3	1,272.5	1,728.8	738.2	4,092.8

Note:	For the purposes of the table above, the various components of the financial debt are presented at their normal maturities even though these debts — except finance lease debt-are presented entirely as current due to the application of IAS 1 (see note 13)
(a)	Payments are based on the variable rates applicable as of December 31, 2016.
(b)	Payments in foreign currencies are converted in US$ at December 31, 2016 exchange rates.

Contractual obligations — finance leases

The Group leases land, buildings and equipment under finance lease agreements expiring at various dates until 2023.

The following table presents reconciliation between finance lease obligations and finance lease debts as of December 31, 2016:

	Less than 1 year	1-5 years	After 5 years	Total
	(In millions of US$)
Finance lease Obligations	8.2	27.7	3.5	39.4
Management of marine liabilities and fleet ownership change	4.6	15.7	3.3	23.6
Discounting	(3.9)	(10.3)	(0.9)	(15.1)
Headquarters purchase option	—	—	27.7	27.7

Finance lease debt (see note 13)	8.9	33.1	33.6	75.6

Contractual obligations — operating leases

Operating lease agreements relate primarily to bareboat charter agreements for seismic vessels, geophysical equipment, offices and computer equipment.

Rental expenses were US$245.7 million in 2016, US$294.8 million in 2015 and US$393.2 million in 2014.

Guarantees

	December 31,
	2016	2015	2014
	(In millions of US$)
Operations
Guarantees issued in favor of clients (guarantees issued by the Company to mainly support bids made at the subsidiaries level)	534.4	562.3	457.7
Other guarantees and commitments issued (guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations)	203.1	197.3	139.5
Financing
Guarantees issued in favor of banks (mainly to support credit facilities)	—	23.2	0.7

Total	737.5	782.8	597.9

The duration of the guarantees and commitments is as follows:

	Due date
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(In millions of US$)
Operations
Guarantees issued in favor of clients	464.7	57.0	12.5	0.2	534.4
Other guarantees and commitments issued	82.9	59.8	1.4	59.0	203.1
Financing	—	—	—	—	—
Guarantees issued in favor of banks	—	—	—	—	—

Total	547.6	116.8	13.9	59.2	737.5

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

NOTE 19 — ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following Business Lines:

-	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

-	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

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

•

Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

As a complement to Operating Income, EBIT may be used by management as a performance indicator for segments because it captures the contribution to our results of the significant businesses that are managed through our joint ventures. We define EBIT as Operating Income plus our share of income in companies accounted for under the equity method.

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

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. The group does not track its assets based on country of origin.

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

In 2016, the Group’s two most significant customers accounted for 6.7% and 6.4% of the Group’s consolidated revenues compared with 5.0% and 4.9% in 2015 and 7.1% and 5.2% in 2014.

Analysis by segment

	2016
	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations And other	Consolidated Total
	(In millions of US$, except for assets and capital employed in billions of US$)
Revenues from unaffiliated customers	232.2	—	784.0	179.3	—	1,195.5
Inter-segment revenues	5.8	—	—	75.7	(81.5)	—
Operating revenues	238.0	—	784.0	255.0	(81.5)	1,195.5
Depreciation and amortization (excluding multi-client surveys)	(62.7)	(93.5)	(101.1)	(35.5)	(0.4)	(293.2)
Depreciation and amortization of multi-client surveys	—	—	(417.2)	—	—	(417.2)
Operating income	(98.9)	(170.0)	(15.9)	(41.9)	(69.8)	(396.5)
Share of income in companies accounted for under equity method(1)	(6.0)	—	(2.2)	—	—	(8.2)
Earnings before interest and tax(2)	(104.9)	(170.0)	(18.1)	(41.9)	(69.8)	(404.7)
Capital expenditures (excluding multi-client surveys)(3)	27.7	—	60.1	12.4	4.3	104.5
Investments in multi-client surveys, net cash	—	—	295.1	—	—	295.1
Capital employed	0.4	0.2	2.3	0.6	—	3.5
Total identifiable assets	0.6	0.4	2.5	0.7	0.1	4.3

(1)	Share of operating results of companies accounted for under equity method is US$(6.9) million for the year ended December 31, 2016.
(2)

At the group level, Operating Income and EBIT before costs related to the Transformation Plan and impairments amounted to US$(212.7) million and US$(220.9) million respectively, for the year ended December 31, 2016.

For the year ended December 31, 2016, Contractual Data Acquisition EBIT includes US$(0.8) million relating to other intangible assets impairment;

For the year ended December 31, 2016, Non-Operated Resources EBIT includes US$(54.3) million relating to the Transformation Plan and US$(31.4) million relating to vessels impairment.

For the year ended December 31, 2016, GGR EBIT also includes US$(96.8) million impairment of multi-client survey and US$(0.5) million relating to tangible assets impairment.

For the year ended December 31, 2016, “eliminations and other” includes US$(33.2) million of general corporate expenses and US$(36.6) million of intra-group margin.

(3)

Capital expenditures include capitalized development costs of US$(34.0) million for the year ended December 31, 2016. “Eliminations and other” corresponds to the variance of suppliers of assets for the year ended December 31, 2016.

	2015
	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations And other	Consolidated Total
	(In millions of US$, except for assets and capital employed in billions of US$)
Revenues from unaffiliated customers	593.2	—	1,107.6	400.1	—	2,100.9
Inter-segment revenues	22.3	—	—	37.2	(59.5)	—
Operating revenues	615.5	—	1,107.6	437.3	(59.5)	2,100.9
Depreciation and amortization (excluding multi-client surveys)	(653.4)	(28.6)	(586.9)	(41.7)	—	(1,310.6)
Depreciation and amortization of multi-client surveys	—	—	(369.5)	—	—	(369.5)
Operating income	(674.5)	(235.8)	(204.0)	25.9	(69.2)	(1,157.6)
Share of income in companies accounted for under equity method(1)	21.7	—	(0.3)	—	—	21.4
Earnings before interest and tax(2)	(652.8)	(235.8)	(204.3)	25.9	(69.2)	(1,136.2)
Capital expenditures (excluding multi-client surveys)(3)	34.3	—	73.2	23.1	15.0	145.6
Investments in multi-client surveys, net cash	—	—	284.6	—	—	284.6
Capital employed	0.7	0.1	2.5	0.6	—	3.9
Total identifiable assets	0.9	0.3	2.9	0.8	0.1	5.0

(1)	Share of operating results of companies accounted for under equity method was US$38.3 million for the year ended December 31, 2015.
(2)

At the group level, Operating Income and EBIT before costs related to the Transformation Plan and impairments amounted to US$60.9 million and US$82.3 million respectively, for the year ended December 31, 2015.

For the year ended December 31, 2015, Contractual Data Acquisition EBIT included:

(i)	US$(365.0) million of marine goodwill depreciation;
(ii)	US$(110.0) million relating to impairment of marine equipment;
(iii)	US$(33.0) million relating to other intangible assets impairment;
(iv)	US$(10.9) million relating to tangible assets impairment.

For the year ended December 31, 2015, Non-Operated Resources EBIT included US$(207.8) million relating to the Transformation Plan.

For the year ended December 31, 2015, GGR EBIT also included:

(i)	US$(438.8) million related to GGR CGUs goodwill depreciation;
(ii)	US$(41.8) million impairment of multi-client surveys;
(iii)	US$(11.2) million impairment of intangibles assets.

For the year ended December 31, 2015, “eliminations and other” included US$(38.6) million of general corporate expenses and US$(30.6) million of intra-group margin.

(3)

Capital expenditures included capitalized development costs of US$(41.5) million for the year ended December 31, 2015. “Eliminations and other” corresponded to the variance of suppliers of assets for the year ended December 31, 2015.

	2014 (Restated)
	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations And other	Consolidated Total
	(In millions of US$, except for assets and capital employed in billions of US$)
Revenues from unaffiliated customers	1,024.7	—	1,383.5	687.2	—	3,095.4
Inter-segment revenues	32.2	—	—	114.7	(146.9)	—
Operating revenues	1,056.9	—	1,383.5	801.9	(146.9)	3,095.4
Depreciation and amortization (excluding multi-client surveys)	(754.5)	(16.9)	(193.5)	(66.4)	—	(1,031.3)
Depreciation and amortization of multi-client surveys	—	—	(565.8)	—	—	(565.8)
Operating income	(653.8)	(234.9)	215.1	142.6	(166.5)	(697.5)
Share of income in companies accounted for under equity method(1)	(76.1)	—	(5.6)	—	—	(81.7)
Earnings before interest and tax(2)	(729.9)	(234.9)	209.5	142.6	(166.5)	(779.2)
Capital expenditures (excluding multi-client surveys)(3)	104.3	—	115.0	59.1	3.5	281.9
Investments in multi-client surveys, net cash	—	—	583.3	—	—	583.3
Capital employed	1.2	(0.2)	3.5	0.7	—	5.2
Total identifiable assets	1.5	—	3.8	1.0	0.2	6.5

(1)	Share of operating results of companies accounted for under equity method was US$(68.2) million for the year ended December 31, 2014.
(2)	At the group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to US$241.9 million and US$160.2 million respectively, for the year ended December 31, 2014.

For the year ended December 31, 2014, Contractual Data Acquisition EBIT included:

(i)	US$(415.0) million of marine goodwill depreciation;
(ii)	US$(64.7) million relating to tangible assets impairment;
(iii)	US$(107.0) million impairment of our investment in the SBGS JV (Seabed Geosolutions BV) accounted for under equity method.

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

Analysis by geographic area

Analysis of operating revenues by location of customers

	2016		2015		2014
	(In millions of US$)
North America	356.9	29.9%	528.4	25.2%	781.7	25.3%
Central and South Americas	170.2	14.2%	232.9	11.1%	366.5	11.8%
Europe, Africa and Middle East	481.7	40.3%	875.6	41.7%	1,297.8	41.9%
Asia Pacific	186.7	15.6%	464.0	22.0%	649.4	21.0%

Total operating revenues	1,195.5	100%	2,100.9	100%	3,095.4	100%

Operating revenue attributed to France is US$23.2 million for the year ended December 31, 2016.

Analysis of operating revenues by category

	2016		2015		2014
	(In millions of US$)
Services rendered(a)	906.3	75.8%	1,451.3	69.1%	2,241.0	72.4%
Sales of goods	168.7	14.1%	378.3	18.0%	654.0	21.1%
After-sales on multi-client surveys	111.1	9.3%	256.2	12.2%	185.5	6.0%
Leases	9.4	0.8%	15.1	0.7%	14.9	0.5%

Total operating revenues	1,195.5	100%	2,100.9	100%	3,095.4	100%

(a)	Included services rendered and royalties.

NOTE 20 — RESEARCH AND DEVELOPMENT EXPENSES

Analysis of research and development expenses is as follows:

	December 31,
	2016	2015	2014
	(In millions of US$)
Research and development costs	(93.2)	(143.1)	(189.0)
Development costs capitalized	34.0	41.5	56.8

Research and development expensed	(59.2)	(101.6)	(132.2)
Government grants recognized in income	45.6	32.9	31.0

Research and development costs — net	(13.6)	(68.7)	(101.2)

Research and development expenditures related primarily to:

•	for the Contractual Data Acquisition and GGR segments, projects concerning data processing services and marine acquisition; and

•	for the Equipment segment, projects concerning seismic data recording equipment.

The increase in Government grants recognized in income in 2016 compared to 2015 is mainly due to a higher level of US R&D tax credit in 2016.

NOTE 21 — OTHER REVENUES AND EXPENSES

	December 31,
	2016	2015	2014
	(In millions of US$)
Impairment of goodwill	—	(803.8)	(415.0)
Impairment of assets	(129.7)	(206.9)	(306.4)
Restructuring costs	(167.3)	(120.8)	(66.4)
Change in restructuring reserves	113.0	(87.0)	(151.6)
Other revenues (expenses)	1.0	6.2	11.3

Non-recurring revenues (expenses) — net	(183.0)	(1,212.3)	(928.1)
Exchange gains (losses) on hedging contracts	0.2	(2.5)	(0.9)
Gains (losses) on sales of assets	(0.1)	26.5	7.1

Other revenues (expenses) — net	(182.9)	(1,188.3)	(921.9)

Year ended December 31, 2016

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed US$167.3 million in 2016, partially offset by the use of the corresponding provisions. The restructuring costs in excess of the release of provisions is mainly explained by additional provisions for onerous contracts booked in the fourth quarter of year 2016. Most of these provisions will be reclassified as financial debt in 2017 (see agreement with ship-owners in note 30 subsequent events) without any cash-out.

Impairment of assets

In 2016, we recognized a US$(96.8) million impairment of multi-client surveys due to specific market conditions and a US$(31.4) million impairment of vessels.

Year ended December 31, 2015

Impairment of goodwill

In 2015, we recognized a US$365.0 million of Marine goodwill impairment and a US$438.8 million impairment on GGR CGUs (see note 11).

Impairment of assets

This line item included:

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

We also recognized additional provisions relating to the restructuring part of the further steps of the transformation plan as announced internally and externally in November 2015. This restructuring plan included the reduction of 930 positions worldwide and across the Group, redundancy costs and further maintenance costs of cold stacked vessels.

Gains (losses) on sales of assets

This line item included gains arising from the sales of some of our assets; and also losses related to marine seismic equipment damaged or scrapped. These costs were fully offset by insurance indemnities included in the line “Other non-recurring revenues (expenses)”.

Year ended December 31, 2014

Impairment of goodwill

In 2014, we recognized US$415.0 million of Marine goodwill impairment as a consequence of the fleet downsizing plan and deterioration of market conditions (see note 11).

Impairment of assets

This line item included:

(i)	a US$(128.7) million impairment related to seabed activities of which US$(107.0) million is impairment of our investment in the Seabed Geosolutions BV JV accounted for under the equity method and US$(21.7) million is impairment of intangible assets;

(ii)	a US$(112.7) million impairment of multi-client surveys notably in Brazil (2007-2009 surveys) and North Sea; and

(iii)	a US$(65.0) million impairment of marine fixed equipment mainly.

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

NOTE 22 — COST OF FINANCIAL DEBT

	December 31,
	2016	2015	2014
	(In millions of US$)
Current interest expenses related to financial debt	(168.6)	(167.4)	(180.6)
Amortization of deferred expenditures on financial debts	(8.3)	(12.8)	(21.7)
Income provided by cash and cash equivalents	2.7	1.7	1.7

Cost of financial debt, net	(174.2)	(178.5)	(200.6)

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

NOTE 23 — OTHER FINANCIAL INCOME (LOSS)

	December 31,
	2016	2015	2014
	(In millions of US$)
Exchange gains (losses) net	12.6	(20.5)	2.2
Other financial income (expenses)	(24.0)	(34.0)	(45.2)

Other financial income (loss)	(11.4)	(54.5)	(43.0)

In 2016, other financial expenses include a US$13.3 million expense related to a risk assessment on a loan to a subsidiary.

In 2016 and 2015, other financial expenses include respectively US$3.0 million and US$40.0 million expense related to an impairment of our shares in Geokinetics Inc (see note 7).

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

	December 31,
	2016	2015	2014
	(In millions of US$)
France
Current income tax expense	—	—	—
Adjustments on income tax recognized in the period for prior periods	0.2	(0.6)	—
Deferred taxes on temporary differences for the period	(5.5)	(15.6)	(14.2)
Deferred taxes recognized in the period for prior periods(1)	0.1	(46.1)	(38.0)
Deferred taxes on currency translation	—	—	(12.0)

Total France	(5.2)	(62.3)	(64.2)
Foreign countries
Current income tax expense, including withholding taxes(2)	(21.3)	(39.4)	(34.3)
Adjustments on income tax recognized in the period for prior periods(3)	9.9	(0.9)	36.2
Deferred taxes on temporary differences for the period	44.0	30.0	7.5
Deferred taxes recognized in the period for prior periods(4)	(12.7)	(2.8)	(65.1)
Deferred taxes on currency translation	(1.0)	(1.6)	(3.9)

Total Foreign countries	18.9	(14.7)	(59.6)
Total income tax benefit (expense)	13.7	(77.0)	(123.8)

(1)	In 2015 & 2014, included a reversal of deferred tax assets on French losses carried forward amounting to US$48.0 million and US$32.0 million respectively based on tax planning.
(2)	In 2014, foreign income tax expense was reduced by a carry back of US$27.0 million in the United-Sates.
(3)	In 2016, the current foreign tax is mainly impacted by changes in estimates, use of tax credits and carry-back in North America.

In 2014, the current foreign income tax was impacted by the change of tax amortization method on assets in several entities.

(4)	In 2016, includes valuation allowances on deferred tax assets in several countries amounting to US$7.5 million based on revised 2017-2021 tax planning for several entities.

In 2015, included a reversal on deferred tax asset on losses carried forward amounting to US$4.0 million based on revised 2016-2020 tax planning for the Norway tax group.

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

Income tax reconciliation

The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

	2016	2015	2014
	(In millions of US$)
Net income (loss)	(576.6)	(1,446.2)	(1,146.6)
Income taxes	13.7	(77.0)	(123.8)
Net Income (loss) before taxes	(590.3)	(1,369.2)	(1,022.8)
Equity investment companies income	(8.2)	21.4	(81.7)
Theoretical tax basis	(582.1)	(1,390.6)	(941.1)
Enacted tax rate in France	34.43%	38.00%	38.00%
Theoretical taxes	200.4	528.4	357.6
Differences on tax:
Differences in tax rates between France and foreign countries	23.9	37.1	18.5
Non-deductible part of dividends	(1.8)	(1.1)	(5.8)
Adjustments on the tax expense recognized in the period for prior periods(3)	10.1	(2.1)	36.2
Adjustments on the deferred tax expense recognized in the period for prior periods	(5.1)	5.2	(44.4	)(4)
Valuation allowance on deferred tax assets previously recognized on losses on the French tax group(1)	—	(48.0)	(32.0)
Valuation allowance on deferred tax assets previously recognized on losses on foreign entities(4)	(7.5)	(6.1)	(26.7)
Other permanent differences (including withholding taxes)(2)	(6.0)	(342.9)	(206.8)
Deferred tax unrecognized on losses of the period on the French tax group(5)	(150.4)	(173.9)	(122.0)
Deferred tax unrecognized on losses of the period on foreign entities(5)	(51.7)	(73.2)	(82.5)
Unrecognized deferred tax on losses of prior periods	2.6	2.8	1.1
Income tax and deferred tax on Argas net income (equity method company)	0.2	(1.6)	(1.1)
Deferred tax on currency translation adjustments	(1.0)	(1.6)	(15.9)

Income taxes	13.7	(77.0)	(123.8)

(1)	(3) (4) See comments on income tax benefit (expense) above.
(2)	In 2015, permanent differences included US$365 million impairment of the Marine goodwill and US$438.8 million related to GGR CGUs goodwill depreciation (see note 21).

In 2014, permanent differences included US$415 million impairment of the Marine goodwill and US$107.0 million impairment of our investment in Seabed Geosolutions BV.

(5)	Corresponds notably to the French and Norwegian tax groups according to short and medium term uncertainties and revised 2017-2021 tax planning.

Deferred tax assets and liabilities

	December 31,
	2016	2015	2014
	(In millions of US$)
Total deferred tax assets	26.0	52.2	98.2

Total deferred tax liabilities	(67.6)	(136.3)	(153.8)

Total deferred taxes, net	(41.6)	(84.1)	(55.6)

Net deferred tax assets (liabilities) per nature

	December 31,
	2016	2015	2014
	(In millions of US$)
Non-deductible provisions (including pensions and profit sharing)	28.9	38.5	38.4
Tangible assets	46.9	42.5	77.4
Effect of currency translation adjustment not recognized in income statement	(42.5)	(44.5)	(30.7)
Multi-client surveys (including deferred revenues)	(152.8)	(185.7)	(190.2)
Assets reassessed in purchase accounting of acquisitions	(59.4)	(64.2)	(93.1)
Development costs capitalized	(26.9)	(25.2)	(25.7)
Other deferred revenues	2.0	(3.8)	2.0
Convertible bonds and other financial instruments	1.6	0.8	(23.9)
Other(a)	43.9	49.8	11.8

Total deferred tax assets net of deferred tax (liabilities) related to timing differences	(158.3)	(191.8)	(234.0)
Tax losses carried forward	116.7	107.7	178.4

Total deferred tax assets net of deferred tax (liabilities)	(41.6)	(84.1)	(55.6)

(a)	Includes deferred tax assets linked to R&D credits for US$39.4 million in 2016, US$27.0 million in 2015 and US$5.4 million in 2014.

Deferred tax assets (liabilities) per tax group as of December 31, 2016

	France(1)	Norway(1)	US(1)	Other	Total
	(In millions of US$)
Net deferred tax assets (liabilities) related to timing differences	(74.3)	—	(67.4)	(16.6)	(158.3)
Deferred tax assets on losses carried forward	42.5	13.0	45.0	16.2	116.7

Total deferred tax assets (liabilities)	(31.8)	13.0	(22.4)	(0.4)	(41.6)

(1)	The deferred taxes recognized on losses carried forward are recoverable without expiration date.

The deferred tax assets recognized on losses carried forward of the Norwegian and US tax group are based on revised 2017-2021 tax planning.

The Group records valuation allowances on any deferred tax asset recognized on losses carried forward for entities that have a recent history of generating losses and low recovery perspectives or, for which there is a dispute with tax authorities.

Net operating loss carried forward not recognized as of December 31, 2016

	France	Foreign countries	Total
	(In millions of US$)
Losses scheduled to expire in 2017	—	0.6	0.6
Losses scheduled to expire in 2018 and thereafter	—	178.0	178.0
Losses available indefinitely	1,235.3	104.6	1,339.9

Total	1,235.3	283.2	1,518.5

Tax audit and litigation

US

The tax audit regarding CGG Holding (U.S.) Inc. for the 2007 fiscal year and extended to 2008-2011 is finalized but the procedure is still pending until the conclusions of the CGG Americas litigation. In December 2016, IRS informed that they intend to close the issue in 2017 without further contest.

The Group is litigating the tax authorities’ position related to the tax audit of CGG Americas covering fiscal years 2006 and 2007 before the Civil Courts and does not expect any material consequences. All petitions, motions, objections and rebuttals have been filed during 2012. Courts decisions are still pending.

In 2012, CGG Holding (U.S.) Inc. has received a redetermination notice regarding its Texas State tax for the years 2007 and 2008 for US$3.4 million. The Group is litigating the Texas Comptroller’s position before the Civil Courts. Depositions occurred in June 2013 and were favorable to the Company. A favorable decision was rendered in February 2014 and confirmed in October 2014. The Comptroller appealed in November 2014. Hearing took place in November 2015. In March 2016, the Third Court of Appeals rendered their decision in favor of CGG and issued the Mandate in June 2016. Refunds are awaited.

No provision is recognized as the Group considers it more likely than not that there will be favorable outcomes from the litigations.

Brazil

Municipality of Rio de Janeiro has claimed that services taxes (ISS) are payable for 2001 to 2008 which has been duly disputed. Further to the favorable decisions of the judicial court received by Veritas do Brasil Ltda in 2014, the administrative procedure covering 2001 to May 2003 has been officially terminated in March 2015 and the tax assessment cancelled in January 2016. In March 2016, the Municipality filed a Rescission Action in order to have the favorable decision cancelled and the Group filed the response to the action in June 2016. The Group considers that there is no proper ground for this action.

For years September 2003-2008 (taxes at stake: US$12 million), the administrative procedure is still ongoing and should result in the same cancellation considering that the reassessment is based on the same arguments than those cancelled by the judicial court.

Following a 2012 audit on year 2009, CGG do Brasil Participacoes Ltda was reassessed US$6.1 million of withholding tax and US$4 million of CIDE (Contribution for Intervening in Economic Domain) on charter contracts. The reassessment is disputed. In 2014, the company received and appealed against an unfavorable decision from the Administrative Court. There is no update in 2016.

Following an audit conducted in 2013 and 2014 for the tax years 2009 to 2013, CGG do Brasil Participacoes Ltda received in August 2014 a reassessment of US$17 million for ISS on charter and services imports. The company’s appeal against the reassessment has been rejected in 2015. The company appealed against the negative decision in Jan 2016.

No provision is recognized as the Group considers that the above contingencies should resolve in its favor.

Peru

The Peru tax authorities are claiming additional withholding taxes on technical services for 2012 and 2013 for CGG Land (U.S.) Inc Sucursal del Peru for an amount of US$13 million. The company has disputed the reassessment and the litigation is now at the Fiscal Tribunal stage. As it is more likely than not that the company should prevail at the Tribunal stage, no provision is recognized. The oral hearing took place in Dec 2016 and resolution is awaited.

Middle East

In Egypt, there are ongoing discussions with the tax authorities on the US$15 million tax claim, based on revenues earned without any deduction of costs incurred. In 2015, there is an issuance of executive regulations that confirms the deemed profit taxation principle. A provision has been recognized based on the Group’s assessment of the potential tax risk. An agreement has been reached with the tax authorities in Feb 2017 to settle the taxes at approximately US$1.5 million which is consistent with the existing provision in the accounts.

Norway

In 2015, the Norwegian tax authorities issued a reassessment of US$24 million before interest and penalties against CGG Marine Resources Norge AS which is primarily due to transfer pricing adjustments. The reassessment has been duly disputed. No provision is recognized as the Group has strong grounds to support its position.

India

The Group has litigations with Indian Tax authorities regarding the application of the specific regime dedicated to activities in connection with exploration of mineral oil (subject to 4.2% withholding tax) for years 2006 to 2012. Indian Tax Authorities has changed its interpretation indeed, by requesting a 10% withholding tax as fees for technical services.

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

In 2016, the Section 44BB litigations have been largely concluded in favor of the Group, leaving only one assessment year which has not been resolved. However, the Group anticipates similar favorable outcome and therefore no provision is recognized.

NOTE 25 — PERSONNEL

The analysis of personnel is as follows:

	Year ended December 31,
	2016	2015	2014
Personnel employed under French contracts	1,393	1,742	1,901
Personnel employed under local contracts	4,373	5,535	6,639

Total	5,766	7,277	8,540

Including field staff of:	547	992	1,225

The total cost of personnel employed was US$653.5 million in 2016, US$810.2 million in 2015 and US$1,002.6 million in 2014.

NOTE 26 — KEY MANAGEMENT PERSONNEL COMPENSATION

From February 1st 2013, the Corporate Committee (“C-Com”) replaced the Executive Committee. The C-Com is chaired by the Chief Executive Officer and is composed of the CEO, three Senior Executive Vice Presidents — the Chief Financial Officer and the two Group Chief Operating Officers — and the Human Resources Executive Vice President.

The Director fees and C-Com members’ remuneration were:

	Year ended December 31,
	2016	2015	2014
	(in US$)
Short-term employee benefit paid(a)	3,923,272	3,458,169	4,038,503
Directors’ fees	646,042	887,344	1,021,984
Long-term employee benefit — pension(b)	28,444	37,433	77,848
Long-term employee benefit — supplemental pension(c)	778,027	832,804	920,437
Share-based payments(d)	443,575	270,940	2,340,198

(a)	Excludes social contributions.
(b)	Cost of services rendered and interest cost.
(c)	Cost of services rendered and interest cost on the supplemental pension implemented by the end of 2004.
(d)	Expense in the income statement related to the stock options and performance shares plans.

Contractual indemnity in case of termination

Chief Executive Officer

Agreement in force until January 4, 2017

On June 4, 2014, the Board of Directors renewed the term of office of Mr. Jean-Georges Malcor for a three-year period, and also renewed, for the duration of his term in office, the terms and conditions of the advantages granted to Mr. Jean-Georges Malcor in case of termination of his term of office, which were previously approved by the Board of Directors on May 10, 2012 and ratified at the General Meeting of May 3, 2013. The renewal of the advantages was ratified at the General Meeting held on May 29, 2015.

These advantages are the following:

Mr. Jean-Georges Malcor does not benefit from any contractual termination indemnity, except in case of a forced departure relating to a change of control or a change of strategy. In such case, his indemnity shall be equal to the difference between:

(i)	a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Jean-Georges Malcor during the 12-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Jean-Georges Malcor over the 36-month period preceding his departure date, (hereinafter “the Reference Annual Compensation”), and

(ii)	any sum to which Mr. Jean-Georges Malcor may be entitled as a result of his departure from the Group, including any sums to be paid pursuant to his non-competition agreement.

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

Payment of the full amount of the special termination indemnity is subject to the fulfillment of two out of three aforementioned conditions. If only one condition is fulfilled, then Mr. Jean-Georges Malcor will be entitled to receive only 50% of the special termination indemnity.

Finally, pursuant to said Article L.225-42-1 of the French Commercial Code in particular, the Board of Directors shall verify prior to the payment of the special severance payment (i) that the performance conditions described above are duly fulfilled and (ii) that the payment of such special termination indemnity complies with the Corporate Governance Code applicable at the date of departure.

Amended agreement dated January 4, 2017:

On January 4, 2017, the Board of Directors amended the triggering events and the performance conditions of the advantages granted to Mr. Jean-Georges Malcor in case of termination of his term of office. They are now as follows:

Mr. Jean-Georges Malcor is entitled to receive the special termination indemnity in case of dismissal, non-renewal of his term of office or in any other event of a forced departure linked to a change of control resulting in a substantial change in situation or a change of strategy.

The payment of the special termination indemnity will depend on the level of the average rate of achievement of the objectives relating to Mr. Jean-Georges Malcor’s variable compensation calculated over the three financial years preceding his departure date as follows:

•	If such average rate is below 40%, no special termination indemnity will be paid;

•	If such average rate is higher than 40%, the special termination indemnity will be equal to 100% of the Reference Annual Compensation.

The other provisions of the agreement remain unchanged.

Pursuant to said Article L.225-42-1 of the French Commercial Code, this amended agreement shall be subject to the ratification of the General Meeting convened to approve the 2016 financial statements.

Corporate Officers (Directeurs Généraux Délégués)

The benefits to be granted to Messrs. Frydman and Rouiller in the case of their departure from the Group were renewed by the Board of Directors on February 25, 2015 upon renewal of their term of office and were ratified by the General Meeting of May 29, 2015.

The benefits to be granted to Ms. Zurquiyah in the case of departure from the Group were approved by the Board of Directors on July 30, 2015 and were ratified during the General Meeting of May 27, 2016.

These benefits include the following:

Messrs. Frydman and Rouiller and Ms. Zurquiyah will benefit from a special termination indemnity in the event of a forced departure relating to a change of control or a change of strategy. The amount of such indemnity shall be equal to the difference between:

(i)	a gross amount of 200% of the gross fixed compensation paid by the Company and/or any of its affiliates during the 12-month period preceding their departure date, to which is added the annual average of the variable compensation paid by the Company and/or any of its affiliates over the 36-month period preceding their departure date (hereinafter “the Reference Annual Compensation”), and

(ii)	any other amounts to which they may claim in case of departure from the Group, particularly, the indemnities that could be paid in connection with their non-compete agreement referred to below.

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

Payment of the full amount of the special termination indemnity is subject to the fulfillment of two out of three aforementioned conditions. Should only one of the conditions be fulfilled, then the beneficiary would only be entitled to 50% of his/her special termination indemnity.

Finally, pursuant to said Article L.225-42-1 of the French Commercial Code in particular, the Board of Directors shall verify prior to the payment of the special severance payment (i) that the performance conditions described above are duly fulfilled and (ii) that the payment of such special termination indemnity complies with the Corporate Governance Code applicable at the date of departure.

NOTE 27 — RELATED PARTY TRANSACTIONS

The Group enters into contracts with related parties concluded at arm’s length.

	December 31,
	2016			2015			2014
	Joint Ventures (a)	Associates (b)	Total	Joint Ventures (a)	Associates (b)	Total	Total
	(In millions of US$)
Sales of geophysical equipment	1.3	3.9	5.2	1.7	68.8	70.5	67.8
Equipment rentals and services rendered	9.8	18.2	28.0	12.5	48.0	60.5	40.3
Operating Revenue	11.1	22.1	33.2	14.2	116.8	131.0	108.1

Charter expenses	(28.3)	—	(28.3)	(29.9)	—	(29.9)	(29.9)
Ship management expenses	(36.2)	—	(36.2)	(70.6)	—	(70.6)	(110.7)
Costs of services rendered	(4.1)	(3.6)	(7.7)	(7.8)	(6.8)	(14.6)	(27.7)
Cost of operations	(68.6)	(3.6)	(72.2)	(108.3)	(6.8)	(115.1)	(168.3)

Other financial income (loss)	(1.3)	1.5	0.2	(1.6)	3.4	1.8	—

Trade accounts and notes receivable, including agency arrangements	20.7	15.6	36.3	23.1	35.0	58.1	46.6
Financial assets (see note 7)	14.9	—	14.9	24.0	38.4	62.4	71.8
Receivables	35.6	15.6	51.2	47.1	73.4	120.5	118.4

Trade accounts and notes payable, including agency arrangements	25.9	33.6	59.5	23.9	55.3	79.2	82.1
Financial liabilities – Finance lease debt	15.0	—	15.0	16.8	—	16.8	18.5
Payables	40.9	33.6	74.5	40.7	55.3	96.0	100.6

Future leases commitments	203.5	—	203.5	236.7	—	236.7	269.9
Future ship management costs	66.7	—	66.7	97.7	—	97.7	162.4
Contractual Obligations	270.2	—	270.2	334.4	—	334.4	432.3

(a)	Mainly correspond to investments in companies accounted for using the equity method in our Marine acquisition Segment (see note 8);
(b)	Mainly correspond to investments in companies accounted for using the equity method in our Land and Multi-Physics acquisition Segment (see note 8);

No credit facility or loan was granted to the Company by shareholders during the last three years.

NOTE 28 — SUPPLEMENTARY CASH FLOW INFORMATION

Operating activities

In 2016, depreciation and amortization, together with multi-client surveys depreciation, include US$129.7 million of asset impairment as described in note 21

In 2015, depreciation and amortization, together with multi-client surveys depreciation, included US$365.0 million of Marine goodwill impairment as described in note 11, US$438.8 million impairment on GGR CGUs as described in note 11 and US$206.9 million of asset impairment as described in note 21. In 2014, depreciation and amortization, together with multi-client surveys depreciation, included US$415.0 million of Marine goodwill impairment and US$306.4 million of asset impairment as described in note 21.

In 2016, 2015 and 2014, variance in provisions mainly related to restructuring and onerous contracts linked to the transformation plan (see notes 16 and 21). In 2015, variance in provision also included US$40.0 million of depreciation of our shares in Geokinetics.

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

In 2015, acquisition mainly related to the earn-out linked to the acquisition of Geophysical Research Corporation, LLC in 2012.

In 2016, 2015 and 2014, variation in loan granted mainly related to a loan to Seabed Geosolutions BV (see note 8).

In 2016, variation in other financial assets mainly relates to long-term deposits made to fulfil some collateral requirements.

Financing activities

In 2016, we received net proceeds €337 million from our capital increase (or US$367.5 million).

In 2014, dividends paid and share capital reimbursements to non-controlling interests of integrated entities included the payment of the purchase option on the shares of Geomar SAS (see note 2).

In 2015 and 2014, non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows were not material.

Cash and cash equivalents

	Year ended December 31,
	2016	2015	2014
	(In millions of US$)
Cash	415.1	318.5	285.0
Cash equivalents (mainly short-term deposits)	123.7	66.8	74.1

Total cash and cash equivalents	538.8	385.3	359.1

In 2016, Cash and Cash equivalents included trapped cash amounting to US$93 million. Trapped cash means any cash and cash equivalent held by a subsidiary that operates in a country where exchange controls or other legal restrictions apply when the balances are not available for general use by the Group (cash in subsidiaries not available at Group level). The cash equivalents do not include US$21 million of cash pledged to fulfil some collateral requirements.

NOTE 29 — EARNINGS PER SHARE

	Year
	2016(3) (4)	2015(3) (4)	2014(3) (4)
	(In millions of US$, excepted per share data)
Net income attributable to shareholders(a)	(573.4)	(1,450.2)	(1,154.4)
Less financial expenses on convertible bond, net of tax	14.3	16.8	14.8

Adjusted net income attributable to shareholders for diluted earnings per shares(b)	(559.1)	(1,433.4)	(1,139.6)
Effect of dilution
Ordinary shares outstanding at the beginning of the year(c)	6,080,535	6,080,535	6,074,549
Weighted average number of ordinary shares outstanding during the year(d)	14,714,896	—	3,243

Weighted average number of ordinary shares outstanding((e) =(c) +(d))	20,795,431	6,080,535	6,077,792

Dilutive potential shares from 2007 stock options	—	—	(1)
Dilutive potential shares from 2008 stock options	—	(1)	(1)
Dilutive potential shares from 2009 stock options	(1)	(1)	(1)
Dilutive potential shares from 2010 stock options	(1)	(1)	(1)
Dilutive potential shares from 2011 stock options	(1)	(1)	(1)
Dilutive potential shares from 2012 stock options	(1)	(1)	(1)
Dilutive potential shares from 2013 stock options	(1)	(1)	—
Dilutive potential shares from 2014 stock options	(1)	—	—
Dilutive potential shares from 2015 stock options	—	—	—
Dilutive potential shares from 2016 stock options	—	—	—

Total dilutive potential shares from stock options	—	—	—

Dilutive potential shares from 2013 performance shares allocation	—	—	—
Dilutive potential shares from 2014 performance shares allocation	(2)	(2)	(2)
Dilutive potential shares from 2015 performance shares allocation	(2)	(2)	—
Dilutive potential shares from 2016 performance shares allocation	(2)	—	—

Total dilutive potential shares from performance shares allocation	—	—	—

Dilutive potential shares from Convertible bonds maturity 2016	—	—	—
Dilutive potential shares from Convertible bonds maturity 2019	(2)	(2)	(2)
Dilutive potential shares from Convertible bonds maturity 2020	(2)	(2)	—

Dilutive weighted average number of shares outstanding adjusted when dilutive(f)	20,795,431	6,080,535	6,077,792

Earnings per share
Basic(a)/(e)	(27.57)	(238.50)	(189.95)
Diluted(b)/(f) (5)	(27.57)	(238.50)	(189.95)

(1)	Exercise price of these stock options was higher than the average market price of the underlying shares.
(2)

As our net result was a loss, stock options, performance shares plans and convertible bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.

(3)

As a result of the 5 February 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2016, 2015 and 2014 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(4)

As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per shares for 2015 and 2014 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(5)

As our net result was a loss, the restatement of “financial expenses on convertible bond, net of tax” had an anti-dilutive effect and shouldn’t be taken into account in the calculation of diluted loss per share. As a result the formula for the diluted loss per share is (a) / (f).

NOTE 30 — SUBSEQUENT EVENTS

Proactive management of marine liabilities

On January 20, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued US$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 18 “Contractual obligations, commitments and contingencies”.

On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued US$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of this agreement are reflected in the note 18 “Contractual obligations, commitments and contingencies”.

Initiation of the financial restructuring process

On February 6, CGG solicited consents from the holders of each series of Senior Notes and the creditors under the Term Loan B to permit the appointment of a ‘mandataire ad hoc’ without such action constituting an Event of Default.

On February 20, CGG announced receipt of requisite majority consent from holders of its Term loan B, 2020 Notes, 2021 Notes and 2022 Notes and extension of consent solicitation in respect of its 2017 Notes.

On February 23, CGG announced execution of supplemental indentures in respect of its 2020 Notes, 2021 Notes and 2022 Notes to allow for appointment of a ‘mandataire ad hoc’ and its intention to discharge and satisfy the indenture in respect of its 2017 Notes. The payment to the indenture trustee, in trust for the bondholders, of the aggregate outstanding principal ($8.3m) and interest on the 2017 Notes was done on Friday, February 24, 2017. Following this operation, the amount of unsecured debt (Senior Notes and Convertibles) reached US$1.884bn.

On February 27, 2017, a ‘mandataire ad hoc’ has been nominated to better organize and facilitate discussions with and between all stakeholders of the financial restructuring of the Group.

Fleet ownership changes

In April 2017, we entered into agreements with Eidesvik, the lenders under our Nordic credit facility and the lenders under the credit facilities of Eidesvik Seismic Vessels (“ESV”) and Oceanic Seismic Vessels (“OSV”), for the implementation of a new ownership set up for our seismic fleet.

Under the new arrangements, Global Seismic Shipping AS (“GSS”), a company organized under the laws of Norway and 50% owned by each of us (through our subsidiary, Exploration Investment Resources II AS) and Eidesvik, holds (i) CGG Geo Vessels AS (to be renamed Geo Vessels AS), our former wholly-owned subsidiary, which owns the five previously cold-stacked vessels (Geo Coral (having been re-rigged), Geo Caribbean, Geo Celtic, CGG Alizé and Oceanic Challenger), and (ii) ESV and OSV (in which we previously held direct 49% stakes), which respectively own the Oceanic Vega and Oceanic Sirius. For more details related to the new ownership set up of our seismic fleet, see “Item 4: Information on the Company — Recent Developments — Fleet ownership changes”.

In connection with the new ownership set up of our seismic fleet, Geo Vessels AS continues to be the borrower of the loan outstanding under our Nordic credit facility. The removal of Geo Vessels AS from our consolidated perimeter is expected to result in a reduction of the gross debt of the Group by US$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017. We expect that the new ownership set up of our seismic fleet will further improve our competitiveness through the reduction of the charter day-rate of our 3D high-capacity seismic vessels and increase our cost-savings due to the reduction of charter liabilities of certain non-operated vessels and the externalization of cold-stacking costs, thus improving our liquidity in the short- and medium-term.

Consent from lenders

On March 31, 2017, we obtained consent from the requisite majority of the lenders to disapply the leverage ratio (defined as total net financial debt to EBITDAS) and the interest cover ratio (defined as consolidated EBITDAS to total interest costs) threshold as of March 31, 2017 under our Revolving Credit Facilities, our Term Loan B and our Nordic Facility.

NOTE 31 — LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AS OF DECEMBER 31, 2016

Subsidiaries are fully consolidated from the date of their acquisition, being the date on which the Group obtains the control.

Dormant subsidiaries of the Group have not been included in the list below.

Percentage of interest generally corresponds to percentage of control in the company.

Siren Number(a)	Companies Names	Country of incorporation	% of interest
403 256 944	CGG Services SAS	France	100.0
410 072 110	CGG Explo SARL	France	100.0
413 926 320	Geomar SAS	France	100.0
	CGG Holding BV	Netherlands	100.0
	CGG Marine BV	Netherlands	100.0
	CGG Data Management (Netherlands) BV	Netherlands	100.0
	CGG Services (NL) BV	Netherlands	100.0
	CGG International SA	Switzerland	100.0
	CGG Data Services AG	Switzerland	100.0
	CGG Marine Resources Norge AS	Norway	100.0
	CGG Geo Vessels AS	Norway	100.0
	CGG Services (Norway) AS	Norway	100.0
	Exploration Investment Resources II AS	Norway	100.0
	Exploration Vessel Resources II AS	Norway	100.0
	CGG Services (UK) Limited	United Kingdom	100.0
	CGG Data Management (UK) Limited	United Kingdom	100.0
	Robertson (UK) Limited	United Kingdom	100.0
	Robertson GeoSpec International Limited	United Kingdom	100.0
	CGG Holding I (UK) Limited	United Kingdom	100.0
	CGG Holding II (UK) Limited	United Kingdom	100.0
	CGG Holding III (UK) Limited	United Kingdom	100.0
	CGG do Brasil Participaçoes Ltda	Brazil	100.0
	Veritas do Brasil Ltda	Brazil	100.0
	LASA Prospeccoes SA	Brazil	100.0
	CGG Mexico, SA de CV	Mexico	100.0
	Geoinnovation Corporativa S. de RL de CV	Mexico	100.0
	CGG Holding (U.S.) Inc.	United States of America	100.0
	CGG Services (U.S.) Inc.	United States of America	100.0
	CGG Land (U.S.) Inc.	United States of America	100.0
	Viking Maritime Inc.	United States of America	100.0
	CGG Canada Services Ltd	Canada	100.0

Siren Number(a)	Companies Names	Country of incorporation	% of interest
	CGG Services (Canada) Inc.	Canada	100.0
	CGG Services (Australia) Pty Ltd	Australia	100.0
	CGG Aviation (Australia) Pty Ltd	Australia	100.0
	PT CGG Services Indonesia(1)	Indonesia	95.0
	CGG Services India Private Ltd	India	100.0
	CGG Technology Services (Beijing) Co. Ltd	China	100.0
	CGG Geoscience (Bejing) Ltd	China	100.0
	CGG Services (Singapore) Pte Ltd	Singapore	100.0
	CGG Services (Malaysia) Sdn Bhd	Malaysia	100.0
	CGG Vostok	Russia	100.0
	Compagnie Générale de Géophysique (Nigeria) Ltd	Nigeria	100.0
	Veritas Geophysical (Nigeria) Ltd	Nigeria	100.0
	CGG Airborne Survey (Pty) Ltd	South Africa	100.0
866 800 154	Sercel Holding SAS	France	100.0
378 040 497	Sercel SAS	France	100.0
	Sercel England Ltd	United Kingdom	100.0
	Sercel-GRC	United States of America	100.0
	Sercel Inc.	United States of America	100.0
	Sercel Canada Ltd	Canada	100.0
	Sercel Australia Pty Ltd	Australia	100.0
	Hebei Sercel-Junfeng Geophysical Prospecting Equipment Co. Ltd(1)	China	51.0
	Sercel (Beijing) Technological Services Co. Ltd	China	100.0
	Sercel Singapore Pte Ltd	Singapore	100.0
	De Regt Marine Cables BV	Netherlands	100.0
	De Regt Germany GmbH	Germany	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.
(1)	% of control for these subsidiaries amount to 100%.

Non-controlling interests

The Group does not fully consolidate any significant entity in which it holds less than a majority of voting rights.

Subsidiaries with non-controlling interests do not contribute materially to the activities of the Group, the consolidated net income, cash flows, liabilities or assets as of December 31, 2016. Hebei Sercel-Junfeng Geophysical Prospecting Equipment Co. Ltd, a subsidiary of Sercel SAS based in China, is the major entity with non-controlling interests.

NOTE 32 — CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES

At December 31, 2016 the obligations to pay our outstanding Senior Notes are guaranteed by certain subsidiaries: CGG Canada Services Ltd, CGG Marine Resources Norge AS, CGG Holding (U.S.) Inc, Alitheia Resources Inc, CGG Land (U.S.) Inc., CGG Services (U.S.) Inc., Viking Maritime Inc., CGG Marine BV, CGG Holding BV, CGG Holding I (UK) Ltd, CGG Holding II (UK) Ltd, as the “Services guarantors”, and Sercel Inc., Sercel Australia Pty Ltd, Sercel Canada Ltd and Sercel GRC as the “Equipment guarantors”.

The following table presents condensed consolidated financial information in IFRS for the year ended December 31, 2016 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGG on a consolidated basis.

	Year ended December 31, 2016
	CGG	Services Guarantors	Equipment Guarantors	Non Guarantors	Consolidation Adjustments	Group Consolidated
	(In millions of US$)
Goodwill	—	1,056.0	88.1	79.2	—	1,223.3
Intangible assets (including multi-client surveys)	21.4	492.8	24.5	934.9	(288.9)	1,184.7
Property, plant and equipment	68.1	278.1	31.1	513.9	(182.6)	708.6
Investment in affiliates	1,771.6	2,684.7	7.1	405.8	(4,869.2)	—
Other non-current assets	1,229.4	349.0	4.5	842.3	(2,156.8)	268.4
Current assets	623.6	536.9	307.0	1,306.9	(1,297.9)	1,476.5

Total assets	3,714.1	5,397.5	462.3	4,083.0	(8,795.4)	4,861.5

Financial debt (including bank overdrafts, current and non-current portion)	2,139.7	2,170.9	—	693.6	(2,153.8)	2,850.4
Other non-current liabilities (excluding financial debt)	40.7	11.3	19.8	219.8	(40.5)	251.1
Current liabilities (excluding current portion of debt)	376.9	472.0	62.9	1,053.4	(1,362.0)	603.2

Total liabilities (excluding equity)	2,557.3	2,654.2	82.7	1,966.8	(3,556.3)	3,704.7

Equity	1,156.8	2,743.3	379.6	2,116.2	(5,239.1)	1,156.8

Operating revenues	54.3	427.2	100.7	1,554.1	(940.8)	1,195.5
Depreciation and amortization	7.4	326.0	12.4	410.6	(46.0)	710.4
Operating income (loss)	165.3	(73.8)	3.0	(368.8)	(122.2)	(396.5)
Equity in income of affiliates	335.9	(128.6)	—	1.9	(209.2)	—

Net income (loss)	(576.6)	(138.6)	7.2	(385.3)	516.7	(576.6)

Cash flow from operating activities	678.9	105.0	(0.6)	119.6	(547.8)	355.1
Cash flow from investing activities	4.0	(44.3)	(3.5)	(346.0)	8.6	(381.2)
Cash flow from financing activities	(531.1)	(50.5)	4.6	217.4	535.6	176.0
Effect of exchange rates on cash	—	—	—	—	3.6	3.6
Impact of changes in consolidation scope	—	—	—	—	—	—

Cash at opening	178.6	49.1	2.3	155.3	—	385.3

Cash at closing	330.4	59.3	2.8	146.3	—	538.8

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